Form 20-F
period 2002-12-31
UNIBANCO UNION OF BRAZILIAN BANKS SA
filed 2003-06-27
CIK 1038583

As filed with the Securties and Exchange Commission on June 27, 2003
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F

Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
OR
Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended: December 31, 2002
OR
Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from_____ to _____

Commission file number: 1-14640-1

UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A. & UNIBANCO HOLDINGS S.A.
(Exact name of Registrant as specified in its charter)
UNIBANCO-UNION OF BRAZILIAN BANKS S.A. & UNIBANCO HOLDINGS S.A.
(Translation of Registrant's names into English)

Federative Republic of Brazil (Jurisdiction of incorporation or organization)
UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A. Avenida Eusébio Matoso 891 05423-901 São Paulo, SP	UNIBANCO HOLDINGS S.A. Avenida Eusébio Matoso 891 22nd Floor 05423-901 São Paulo, SP
(Adress of principal executive offices) Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each Class	(Name of each exchange on which registered)
Global Depositary Shares, each representing 500 Units each Unit consisting of one Unibanco Preferred Share and one Unibanco Holding Class B Preferred Share	The New York Stock Exchange
Unibanco Preferred Shares, without par value	The New York Stock Exchange*
Unibanco Holding Class B Preferred Shares, without par value	The New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None.
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.
(Title of Class)

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

75,568,744,349 Unibanco Common Shares, no par value per share
62,978,027,725 Unibanco Preferred Shares, no par value per share
37,138,435,873 Unibanco Holdings Common Shares, no par value per share
3,843,541,338 Unibanco Holdings Class A Preferred Shares, no par value per share
42,426,331,767 Unibanco Holdings Class B Preferred Shares, no par value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes                   No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17            Item 18

* Not for trading purposes, but only in connection with the registration of Global Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3.	KEY INFORMATION
Selected Financial Data
Risk Factors
ITEM 4.	INFORMATION ON THE COMPANY
Overview
History and Development of the Company
Business Strategy
Principal Business Activities
The Brazilian Banking Industry; Regulation and Supervision
Organizational Structure
Property, Plant and Equipment
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
Macroeconomic Factors Affecting Our Financial Condition and Results of Operations
Operating Results
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
Compensation
Board Practices
Employees
Share Ownership
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
Certain Relationships and Related Party Transactions
ITEM 8.	FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information
Legal Proceedings
Dividends
Significant Changes
ITEM 9.	THE OFFER AND LISTING
Offer and Listing Details
Markets
ITEM 10.	ADDITIONAL INFORMATION
Memorandum and Articles of Association
Material Contracts
Exchange Rates and Exchange Controls
Taxation
Documents on Display
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15.	CONTROLS AND PROCEDURES
ITEM 16.	[RESERVED]

PART III

ITEM 17.	FINANCIAL STATEMENTS
ITEM 18.	FINANCIAL STATEMENTS
ITEM 19.	FINANCIAL STATEMENTS & EXHIBITS

NOTE ON JOINT FILING

This annual report on Form 20-F has been jointly filed with the permission of the Securities and Exchange Commission by Unibanco–União de Bancos Brasileiros S.A. and our parent company, Unibanco Holdings S.A. Unibanco Holdings holds 96.6% of our outstanding common shares and 16.2% of our outstanding preferred shares as of June 25, 2003. Unibanco Holdings engages in no activities other than holding shares in us.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements relating to Unibanco’s business that are based on management’s current expectations, estimates and projections. Words such as “believes”, “expects”, “intends”, “plans”, “projects”, “estimates”, “anticipates” and similar expressions are used to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially include, but are not limited to, those discussed under “Item 3. Key Information — Risk Factors” as well as increases in defaults by borrowers and other loan delinquencies; increases in the provision for loan losses; deposit attrition, customer loss or revenue loss; changes in interest rates which may, among other things, adversely affect margins; competition in the banking, financial services, credit card services, insurance, asset management and related industries; government regulation and tax matters; adverse legal or regulatory disputes or proceedings; credit and other risks of lending and investment activities; and changes in regional, national and international business and economic conditions and inflation. We do not assume, and specifically disclaim, any obligation to update any forward-looking statements, which speak only as of the date made.

PRESENTATION OF FINANCIAL INFORMATION

      All references in this annual report to the real, reais, or R$ are to the Brazilian real, the official currency of the Federative Republic of Brazil since July 1, 1994. All references to U.S. dollars, dollars or US$ are to United States dollars.

      On 16, 2003, 2002, the exchange rate for reais into U.S. dollars was R$2.8508 to US$1.00, based on the commercial selling rate as reported by the Central Bank of Brazil. The commercial rate was R$3.5333 to US$1.00 as of December 31, 2002.

      Our audited consolidated financial statements are included in Item 19 of this annual report. These financial statements include the assets, liabilities, results of operations and cash flows of our subsidiaries, as well as our branches outside Brazil. Unibanco Holdings, a corporation organized under the laws of Brazil, controls us through its direct and indirect ownership, as of December 31, 2002 of 96.59% of our outstanding common shares. Unibanco Holdings’ substantial asset is its 60.20% economic interest in Unibanco as of December 31, 2002. As a result, the financial statements of Unibanco Holdings are similar to ours in all material respects, except for the minority interest line of the balance sheet and income statement and the financing activities section of the cash flow statement. References herein to our consolidated financial statements also refer to the financial statements of Unibanco Holdings.

      Our audited consolidated balance sheets as of December 31, 2001 and 2002 and consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three-years ended at December 31, 2002, including the notes thereto, included in this annual report are prepared in accordance with U.S. GAAP. For certain purposes, such as providing reports to our Brazilian stockholders, filing financial statements with the Brazilian Securities Commission and determining dividend payments and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with applicable Brazilian accounting practices and the Brazilian Corporate Law.

       Prior to June 30, 1997, Brazil was considered to be a hyperinflationary environment, having experienced extremely high rates of inflation until then, which affected the comparability of financial performance on a period-to-period basis. As measured by the general price index, or IGP-DI, published by the Fundação Getúlio Vargas, a leading independent Brazilian economic research organization, the inflation rate was 9.8% for 2000, 10.4% for 2001 and 26.4% for 2002.

      Certain amounts (including percentages and totals) appearing herein have been rounded.

      Unless the context otherwise requires, all references to loans include leases. Certain industry data presented herein have been derived from sources which we believe to be reliable; however, we have not independently verified this data and we assume no responsibility for its accuracy or completeness. Sources include Sistema do Banco Central, a database of information provided by financial institutions to the Central Bank (“SISBACEN”); Federação Nacional das Empresas de Seguros Privados e de Capitalização - Fenaseg, the National Federation of Private Insurance and Capitalization Companies (“Fenaseg”); Superintendência de Seguros Privados, the Brazilian government insurance regulatory body (“SUSEP”); Associação Nacional de Bancos de Investimento e Distribuidoras, the National Association of Investment Banks and Security Dealers (“ANBID”); Fundação Getúlio Vargas, a leading Brazilian independent economic research organization; and Associação de Empresas de Cartão de Crédito e Serviços, the Brazilian Cards Companies Association (“ABECS”).

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

      Our selected historical financial data as of and for the years ended December 31, 2000, 2001 and 2002 have been derived from, and should be read in conjunction with, our audited consolidated financial statements included in this annual report. The selected financial data for the years ended December 31, 1998, 1999 and 2000 are derived from our previously published audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements for the year ended December 31, 2000 has been audited by PricewaterhouseCoopers Auditores Independentes, whose 2000 report is filed as part of this annual report. Our consolidated financial statements as of and for the years ended December 31, 2001 and 2002 have been audited by Deloitte Touche Tohmatsu Auditores Independentes, whose report is filed as part of this annual report.

      Because the financial statements of Unibanco are similar in all material respects to those of Unibanco Holdings except for minority interest and the financing activities section of the cash flow statement, separate selected financial data for Unibanco Holdings have not been presented.

      The following selected financial data should be read in conjunction with “Presentation of Financial Information” and “Item 5. Operating and Financial Review and Prospects.”

	For the Year Ended December 31,

	1998	1999	2000	2001	2002
US GAAP:	(in millions of R$)
Unibanco Consolidated Income Statement Data:
Net interest income	R$2,589	R$2,619	R$2,708	R$4,173	R$5,302
Provision for loan losses	(459)	(534)	(676)	(1,100)	(1,291)

Net interest income after provision for loan losses	2,130	2,085	2,032	3,073	4,011
Fee and commission income	991	1,100	1,134	1,653	1,854
Equity in results of unconsolidated companies (1)	(22)	78	164	235	184
Other non-interest income (2)	1,828	1,358	1,669	1,873	1,178
Operating expenses (3)	(2,419)	(2,426)	(2,758)	(3,850)	(3,985)
Other non-interest expense (4)	(2,048)	(1,593)	(1,530)	(2,037)	(2,600)

Income before income taxes and minority interest	460	602	711	947	642
Income taxes	16	(9)	(14)	(38)	276
Minority interest	(61)	(61)	(69)	(84)	(115)

Net income	R$415	R$532	R$628	R$825	R$803

	For the Year Ended December 31,

	1998	1999	2000	2001	2002
	(in R$, except per share data)
Unibanco Earnings and Dividends Information:
Basic and diluted earnings per 1,000 shares:
Common	R$3.99	R$4.80	R$4.87	R$5.64	R$5.54
Preferred	4.39	5.28	5.36	6.21	6.09
Distributed earnings (dividends) per 1,000 shares:
Common	R$1.71	R$1.97	R$2.23	R$2.22	R$2.35
Preferred	1.88	2.16	2.46	2.44	2.58
Weighted average shares outstanding (in millions):
Common	49,722	53,967	65,057	75,569	75,569
Preferred	49,398	51,769	57,976	64,331	62,988
Unibanco Holdings Earnings and Dividends Information:
Basic and diluted earnings per 1,000 shares:
Common	R$4.15	R$5.02	R$4.95	R$5.75	R$5.68
Class A Preferred	4.57	5.57	5.45	6.33	6.25
Class B Preferred	4.15	5.02	4.95	5.75	5.68
Distributed earnings (dividends) per 1,000 shares:
Common	R$1.73	R$1.97	R$2.14	R$2.23	R$2.36
Class A Preferred	1.90	2.17	2.36	2.46	2.60
Class B Preferred	1.73	1.97	2.14	2.23	2.36
Weighted average shares outstanding (in millions):
Common	26,758	28,621	33,475	37,138	37,138
Class A Preferred	3,844	3,844	3,844	3,844	3,844
Class B Preferred	27,873	30,244	36,450	42,941	42,426

	As of December 31,

	1998	1999	2000	2001	2002
	(in millions of R$)
Unibanco Consolidated Balance Sheet Data:
Assets
Cash and due from banks	R$198	R$200	R$332	R$677	R$934
Interest-bearing deposits in other banks	1,047	1,041	901	1,843	2,309
Trading, available for sale and held to maturity	6,169	8,878	9,160	15,596	18,117
Loans	12,884	14,914	20,314	23,912	25,254
Allowance for loan losses	(671)	(756)	(1,005)	(1,276)	(1,389)
Investments in unconsolidated companies	355	424	445	892	574
Goodwill and other intangibles, net	141	79	1,528	1,372	1,349
Total assets	28,516	33,956	48,632	53,382	71,988
Average assets	27,327	31,372	33,780	51,203	60,310
Liabilities and Stockholders’ Equity
Deposits	R$7,347	R$8,880	R$13,468	R$18,555	R$26,055
Short-term borrowings	4,163	4,538	5,846	6,240	6,305
Long-term debt	6,303	7,414	7,401	7,847	10,928
Stockholders’ equity	3,023	4,104	5,552	5,955	6,245
Average liabilities	24,414	28,193	29,359	45,387	54,223
Average stockholders’ equity	2,913	3,179	4,421	5,816	6,087

	As of and for the Year Ended December 31,

	1998	1999	2000	2001	2002
Selected Consolidated Ratios:
Profitability and Performance
Net Interest margin (5)	11.0%	9.7%	9.6%	10.1%	10.8%
Return on average assets (6)	1.5	1.7	1.9	1.6	1.3
Return on average equity (7)	14.2	16.7	14.2	14.2	13.2
Efficiency ratio (8)	72.0	69.6	69.3	68.0	69.5
Liquidity
Loans as a percentage of total deposits	175.4	168.0	150.8	128.9	96.9
Capital
Total equity as a percentage of total assets	10.6	12.1	11.4	11.2	8.7
Total capital to risk-weighted assets (9)	14.2	17.5	16.5	13.7	15.7
Asset Quality
Allowance for loan losses as a percentage of total loans	5.2	5.1	4.9	5.3	5.5
Nonperforming loans as a percentage of total loans (10)	1.9	1.9	4.3	4.2	3.9
Allowance for loan losses as a percentage of total nonperforming loans (10)	275.0	271.9	115.9	127.3	142.0
Net charge-offs as a percentage of average loans outstanding (11)	3.8	3.1	2.8	3.8	5.0

	For the Year Ended December 31,

	1998	1999	2000	2001	2002
	(in millions of R$, except per share amounts)
BRAZILIAN GAAP (12):
Consolidated Income Statement Data:
Profit from financial intermediation	R$2,385	R$2,477	R$2,642	R$3,736	R$3,466
Net income	454	591	739	972	1,010
Unibanco Earnings and Dividends Information:
Earnings per 1,000 shares:
Common	R$4.58	R$5.57	R$6.02	R$6.95	R$7.29
Preferred	4.58	5.57	6.02	6.95	7.29
Distributed earnings (dividends) per 1,000 shares:
Common	R$1.71	R$1.97	R$2.23	R$2.22	R$2.35
Preferred	1.88	2.16	2.46	2.44	2.58

	For the Year Ended December 31,

	1998	1999	2000	2001	2002
	(in millions of R$, except percentages)
Consolidated Balance Sheet Data:
Total assets	R$31,727	R$36,038	R$51,496	R$55,616	R$75,375
Total loans	14,046	15,811	21,615	25,358	26,557
Total deposits	7,542	9,266	13,350	18,932	25,988
Stockholders’ equity	2,906	4,002	5,504	6,072	6,559
Selected Consolidated Ratios:
Return on average assets (13)	1.5%	1.7%	1.8%	1.8%	1.5%
Return on average equity (14)	16.4	18.5	17.5	16.8	16.0
Efficiency ratio (15)	60.8	53.4	60.0	58.0	59.1
Total capital to risk weighted assets (9)	14.2	17.5	16.5	13.7	15.7

_______	________________________
(1)

For more information on our equity in results of unconsolidated companies, see “Item 5. Operating and Financial Review and Prospects — Operating Results — Results of Operations for Year Ended December 31, 2002 compared to Year Ended December 31, 2001 — Non-Interest Income — Equity in Results of Unconsolidated Companies,” “— Results of Operations for Year Ended December 31, 2001 compared to Year Ended December 31, 2000 — Non-Interest Income — Equity in Results of Unconsolidated Companies,” and Note 11 to our consolidated financial statements.

(2)

Other non-interest income consists of trading income (expenses), net gain on foreign currency transactions, net gain on securities, insurance and private retirement plan and pension investment contracts and other non-interest income. For more information see Note 24 of our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects — Operating Results — Results of Operations for Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 — Non-Interest Income” and “Results of Operations for the Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 — Non-Interest Income.”

(3)	Operating expenses consist of salaries and benefits and administrative expenses.
(4)

Other non-interest expense consists of amortization of goodwill until December 31, 2001 and other intangibles, insurance private retirement plan and pension investment contracts and other non-interest expenses.

(5)	Net interest income as a percentage of average interest-earning assets.
(6)	Net income as a percentage of average total assets.
(7)	Net income as a percentage of average stockholders’ equity.
(8)	Operating expenses as a percentage of the aggregate of net interest income, fee and commission income, other non-interest income and other non-interest expense.
(9)

Based on Brazilian Central Bank guidelines. See “Item 4. Information on the Company – The Brazilian Banking Industry; Regulation and Supervision – Regulations Intended to Ensure the Safety and Soundness of Financial Institutions and the Financial System – Capital Adequacy Guidelines.”

(10)	Nonperforming loans consist of loans 60 days or more overdue. See “Item 4. Information on the Company - Risk Management - Loan Provisioning.”
(11)	Charge-offs net of loan recoveries during the period as a percentage of average loans outstanding.
(12)

Our Brazilian financial statements are prepared in accordance with the requirements of Brazilian Corporate Law and the regulation of the Central Bank and the Brazilian Securities and Exchange Comission.

(13)	Net income as a percentage of average total assets.
(14)	Net income as a percentage of average stockholders’ equity.
(15)	Operating expenses as a percentage of the aggregate profit from financial intermediation and other income.

Risk Factors

Risks Relating to Brazil

      Government intervention in the economy could disrupt economic growth and harm our business

      The Brazilian economy has historically been characterized by frequent and sometimes drastic governmental intervention. The Brazilian government’s actions to implement macroeconomic policies have involved, among other things, the imposition of wage, price and capital controls, freezing bank accounts and limiting exports. These types of actions have had negative effects on the Brazilian economy generally, which in turn has had negative consequences for us. The government has also implemented measures directly affecting the financial services industry, such as imposing increased regulatory capital requirements; increasing reserve requirements; imposing lending limits and other credit restrictions; taxing financial transactions and increasing the base interest rate. These types of actions have, among other effects, limited our ability to achieve net interest income. See “Item 5. Operating and Financial Review and Prospects — Macroeconomic Factors Affecting Our Financial Condition and Results of Operations — Effects of Government Regulation on Our Financial Condition and Results of Operations.”

      Government intervention in the Brazilian economy, either at the macroeconomic level or in the financial services industry directly, is unpredictable and may increase our costs and restrict our capacity to provide financial services. Government intervention also may reduce demand for our financial services and affect the ability of our customers to repay their loans. Moreover, social instability and other political or economic developments resulting from the Brazilian government’s imposition of new economic policies, or the Brazilian government’s response to those developments, could also adversely affect our operations.

      Because almost all of our operations and customers are located in Brazil, our financial condition and results of operations, particularly in those segments of the retail and corporate markets, are substantially dependent on Brazil’s economy and may be negatively affected as a result of the intervention by the Brazilian government in the economy.

      Further devaluation of the real against the dollar could harm our ability to meet our dollar-denominated or dollar-indexed obligations, or otherwise adversely affect our operations by affecting the ability of our Brazilian corporate borrowers who have dollar-denominated or dollar-indexed loans from meeting their repayment obligations to us

      Our financial condition and results of operations have been affected in recent periods, and will likely continue to be affected, by the devaluation of the real that has followed the Brazilian government’s decision in January 1999 to allow the real to float freely.

      The Central Bank has periodically devalued the Brazilian currency during the last four decades. The exchange rate between the real and the US dollar has varied significantly in recent years. For example, the US dollar/real exchange rate declined in value by 18.7% from R$1.9554 per US dollar at December 31, 2000 to R$2.3204 at December 31, 2001. During the first six months of 2002, the US dollar/real exchange rate declined in value by 22.6%, to R$2.8444 per US dollar at June 30, 2002. During the third quarter of 2002, the real was devalued further by 36.9%, to R$3.8949 per US dollar at September 30, 2002. At December 31, 2002, the US dollar/real exchange rate was R$3.5333 per US dollar and on June 4th, 2003 the rate was quoted at R$2.9636 per US dollar.

      Devaluation of the real against the dollar and other foreign currencies presents two main types of risk to us. First, it could impair our ability to meet our dollar-denominated or dollar-indexed liabilities, by making it more costly for us to obtain the necessary foreign currencies to repay our obligations. As of December 31, 2002, we had R$15,202 million of liabilities denominated in or indexed to foreign currencies, of which substantially all were denominated in US dollars. When the Brazilian currency is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. The volatility of the real has not significantly affected our ability to meet our foreign currency obligations because we have a policy of generally matching our assets and liabilities in or indexed to US dollars. However, if a devaluation occurs when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if their value has not changed in their original currency. Second, devaluation of the real could also affect us by causing economic harm to our Brazilian corporate borrowers who have large dollar denominated or dollar indexed liabilities. This is in turn could make it more difficult for them to meet their repayment obligations on their domestic borrowings from us, which could adversely affect our operations, including by diminishing the value of our loan portfolio.

      In addition, our lending and leasing operations depend significantly on our capacity to match the cost of funds indexed to the US dollar with the rates charged to our customers. A significant devaluation may affect our ability to attract customers on such terms or to charge rates indexed to the US dollar.

      If Brazil experiences substantial inflation in the future, our results of operations may be negatively affected

      Brazil has in the past experienced high rates of inflation, with annual rates of inflation during the last ten years reaching as high as 1,158% in 1992, 2,708% in 1993 and 1,093% in 1994. More recently, Brazil’s rates of inflation were 20% in 1999, 9.8% in 2000, 10.4% in 2001, 12.5% in 2002, and 5.1% in the first quarter of 2003. Inflation itself and governmental measures to combat inflation have in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs (if not accompanied by an increase in interest rates) may increase and our operating and net margins may decrease. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy, which in turn could adversely affect our operations.

      Brazil’s economic growth can be harmed if the tax and the social security reforms are not approved in Congress, which in turn could adversely affect our business

      On January 1, 2003, Luis Inácio “Lula” da Silva took office as the new President of Brazil. The new administration is continuing most of the former administration’s economic and administrative policies, among them supporting the tax and the social security constitutional reforms. Those reforms are considered very important to balance Brazil’s public budget and allow the new administration to invest in infrastructure, education and other social needs. These reforms are expected to be voted on in Congress in the second half of 2003. If the reforms are not approved in Congress, Brazil’s economic growth may be harmed, which in turn could have a negative impact on our business.

      Imposition of exchange controls could restrict our access to the international capital markets and limit our ability to service our obligations that are denominated in foreign currencies

      The purchase and sale of foreign currency in Brazil is subject to governmental control. Historically, the Brazilian government has implemented a number of polices affecting exchange rates and the servicing of external debt by Brazilian borrowers. These policies have included sudden devaluation, periodic mini-devaluation (with the frequency of adjustments ranging from daily to monthly), floating exchange rate systems, exchange controls and the creation of dual exchange rate markets.

      The Brazilian government has not prevented the remittance of proceeds to foreign investors since 1990 and has never done so in respect of securities obligations. See “—Risks Relating to the Global Depositary Shares and Units — Restrictions on Overseas Remittances could adversely affect Holders of Units and GDSs”. However, the government currently restricts the ability of Brazilian or foreign persons or entities to convert Brazilian currency into foreign currencies other than in connection with certain authorized transactions through the Central Bank, which has, for instance, centralized certain payments of principal on external obligations. The Central Bank has also assumed responsibility for the external obligations in connection with the formal restructuring of Brazilian sovereign debt.

      We cannot be sure that the Brazilian government will not institute a more restrictive exchange control policy. Such a policy could impede our access to the international capital markets by making non-Brazilian lenders and investors reluctant to commit funds to Brazilian borrowers. Such a policy could also negatively affect the ability of Brazilian debtors (including us) to make payments outside of Brazil to meet their obligations under foreign currency-denominated liabilities. Many factors beyond our control might affect the likelihood of the government’s imposing exchange control restrictions. Among these factors are:

  the extent of Brazil’s foreign currency reserves;

  the availability of sufficient foreign exchange on the date a payment is due;

  the size of Brazil’s debt service burden relative to the economy as a whole;

  Brazil’s policy towards the International Monetary Fund; and

  political constraints to which Brazil may be subject.

       Developments in other emerging market economies may negatively affect the Brazilian economy and our ability to finance our operations

       Historically, adverse developments in the economies of other emerging countries have significantly affected the Brazilian securities markets and the availability of credit in the Brazilian economy, from both domestic and international sources of capital. Economic and market conditions in other emerging countries, especially those in Latin America, have at times resulted in considerable outflows of funds and declines in the amount of foreign investment in Brazil, have caused Brazilian companies to face higher costs of raising funds. Such economic and market conditions in emerging countries have adversely affected the market price of Brazilian companies’ securities. Such events have included the devaluation of the Mexican peso in December 1994, the Asian economic crisis of 1997, the Russian currency crisis of 1998 and the 2002 economic and political crisis in Argentina. Since the fourth quarter of 1997, including during 2002, the international financial markets have experienced significant volatility, and a large number of market indices, including those in Brazil, have at times experienced significant declines.

       In the event of adverse developments in emerging countries the international capital markets may not remain open to Brazilian companies and prevailing interest rates in these markets may not be advantageous to us. Decreased foreign investment in Brazil could negatively affect growth and liquidity in the Brazilian economy, which in turn could have a negative impact on our business.

       Risks Relating to the Brazilian Banking Industry

       Changes in regulation may negatively affect us

       Brazilian banks and insurance companies, including our banking and insurance operations, are subject to extensive and continuous regulatory review by the Brazilian government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

  minimum capital requirements;

  compulsory reserve requirements;

  lending limits and other credit restrictions; and

  accounting and statistical requirements.

      The regulatory structure governing Brazilian financial institutions, including banks, broker-dealers, leasing companies, and insurance companies is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenues.

      Changes in reserve and compulsory deposit requirements may negatively affect our profitability

      The Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. In September 2001, the Central Bank reimposed reserve requirements that had been relaxed in the recent past. During 2002, the Central Bank increased certain reserve requirements and created an additional reserve requirement. The Central Bank may increase the reserve requirements in the future or impose new reserve or compulsory deposit requirements.

      In June 2002 the Central Bank increased the rate of compulsory deposit requirements on time deposits in the form of government securities in an account with the Central Bank and saving deposits in a form of cash deposits from 10% to 15% and from 15% to 20%, respectively, and in August 2002 the Central Bank created an additional reserve requirement of 3% on time deposits and 5% on saving deposits.

      In October 2002 the Central Bank increased the additional reserve requirements in cash deposit on time deposits to 8% and on saving deposits to 10%. The Central Bank also increased the additional reserve requirements on demand deposits to 8% in October 2002 from 3% in August 2002.

      These changes in compulsory deposit requirements in 2002 contributed to the increase in our time deposits balance reserve requirement in the form of Brazilian government securities to R$3,720 million, as of December 31, 2002 from R$1,214 million as of December 31, 2001 and the increase in our demand and savings deposits balance reserve requirement to R$1,815 million, as of December 31, 2002 from R$1,455 million as of December 31, 2001. We measure changes as a result of the additional reserve requirements according to its impact on the balance of our demand, savings and time deposits as a whole. Our balance of demand, savings and time deposits reserve requirement increased to R$2,021 million as of December 31, 2002, due to the additional reserve requirements. See Item 5: Operating and Financial Review and Prospects “Effects of Government Regulation on our Financial Condition and Results of Operations — Reserve and Compulsory Deposit Requirements”.

      On January, 2003, the Central Bank increased the reserve requirement for demand deposits from 45% to 60%.

      Historically, the Central Bank has used reserve and compulsory deposit requirements to control liquidity as part of monetary policy. An increase in these requirements, or the imposition of new requirements, could have a material adverse effect on us because the monies held as compulsory deposits generally do not yield the same return as our other investments and deposits since:

  a portion of our compulsory deposits do not bear interest;

  we are obligated to hold some of our compulsory deposits in Brazilian government securities; and

  we must use a portion of the deposits to finance both a federal housing program and the rural sector.

      Changes in tax regulation may negatively affect our operations

      To support its fiscal policies, the federal government regularly enacts reforms to tax and other assessment regimes which affect us and our customers. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes have produced uncertainty in the financial system, increased the cost of borrowing and contributed to the increase in our non-performing loan portfolio.

      Changes in base interest rates by the Central Bank could adversely affect our results of operations and profitability

      The Central Bank establishes the base interest rate for the Brazilian banking system, and uses changes in this rate as an instrument for managing the Brazilian economy. The base interest rate is the benchmark interest rate payable to holders of securities issued by the federal government and traded at the Sistema Especial de Liquidação e Custódia – SELIC (Special System for Settlement and Custody). In recent years, the base interest rate has fluctuated, reaching approximately 45% in March 1999 and falling to 15.25% as of January 17, 2001. Because of economic uncertainties, the Central Bank increased the base interest rate to 16.25% on April 18, 2001 and subsequently revised it upwards in several steps to 19% on July 18, 2001 where this rate remained until the Central Bank decreased it to 18.75% on February 20, 2002, and to 18.50% on March 20, 2002. In February, March and July 2002 the Central Bank repeatedly decreased the base interest rate, to a level of 18% as of July 17, 2002. The Central Bank reversed this trend by increasing the base interest rate from 18% to 21% on October 14, 2002 and increasing it further to 22% on November 20, 2002 and to 25% on December 18, 2002, reaching a high of 26.5% in February 19, 2003.

      Although typically it enables us to increase margins, increases in the base interest rate could adversely affect our results of operations, among other ways, by reducing demand for our credit and investment products, increasing our cost of funds and increasing the risk of customer default. Decreases in the base interest rate could adversely affect our results of operations, among other ways, by decreasing the interest income we earn on our interest-earning assets and lowering margins.

      The increasingly competitive environment in the Brazilian financial services market may negatively affect our business prospects

      We face significant competition in all of our principal areas of operation from other large Brazilian and international banks and insurance companies, public and private. Brazilian regulations impose very limited barriers to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we do, has grown and competition both in the banking and insurance sectors generally and in markets for specific products has increased. The privatization of publicly owned banks has also made the Brazilian markets for banking and other financial services more competitive.

      The increased competition may negatively affect our business results and prospects by, among other things:

  limiting our ability to increase our client base and expand our operations;

  reducing our profit margins on the banking, insurance, leasing and other services and products we offer; and

  increasing competition for investment opportunities.

      Furthermore, additional state-owned banks and insurance companies may be privatized in the future. The acquisition of a bank or insurance company in a privatization process or otherwise by one of our competitors would generally add to the acquiror’s market share, and as a result we may face increased competition from the acquiror. Recently Banco Itaú bought Banco BBA-Creditanstalt S.A., a wholesale bank, and we expect their merged businesses to be significant competition in the wholesale sector. On January 13, 2003 Banco Bradesco S.A. announced an agreement to acquire 99.99% of Banco Bilbao Vizcaya Argentaria Brasil, S.A. which it expects will expand its industrial and commercial activities. In April, 2003 ABN AMRO Bank announced the acquisition of 95% of Banco Sudameris. We expect that this acquisition will increase the competition in the retail sector.

Risks Relating to Unibanco

      The quality of our loan portfolio may suffer due to a decline in Brazilian or international economic conditions

      As of December 31, 2002, our loan portfolio was R$25,254 million, compared to R$23,912 million as of December 31, 2001. Our allowance for loan losses was R$1,389 million, representing 5.5% of our total loans portfolio as of December 31, 2002 compared to R$ 1,276 million, representing 5.3% of our total loans portfolio as of December 31, 2001. See “Item 4. Information on the Company — Risk Management — Loan Provisioning” and “Item 5. Operating and Financial Review and Prospects — Results of Operations for Year Ended December 31, 2002 Compared to Year Ended December 31, 2001.”

      We believe that our loan loss allowance policy is adequate with respect to our portfolio. However, the quality of our loan portfolio is subject to changes due to the acquisitions we make and is dependent on domestic and, to a lesser extent, international economic conditions. Our acquisition of Fininvest has affected the quality of our loan portfolio by significantly increasing our exposure to the lower income segment of the retail market. This segment generally features a higher volume of transactions, higher margins and higher default rates than other segments. In addition, our acquisition of a 50% interest in Investcred and in LuizaCred increases our exposure to consumer finance customers, who are traditionally from the lower income segment of the retail market. Adverse changes affecting any of the sectors to which we have significant lending exposure, political events within and external to Brazil or the variability of economic activity may have an adverse impact on us. Accordingly, our historic loan loss experience may not indicate future loss experience.

      Our securities portfolio is subject to market fluctuations due to changes in Brazilian or international economic conditions

      Marketable securities represent a material portion of our assets, and realized investment gains and losses have had and will continue to have a significant impact on our results of operations. The amounts, which we record when investments in securities are sold or are marked to market on all trading securities, may fluctuate considerably from period to period. The level of fluctuation depends, primarily, upon the market value of the securities, which in turn may vary considerably, and our investment policies. We cannot predict the amount of realized gains or losses for any future period, and variations from period to period have no practical analytical value in helping us to make such a prediction. Gains or losses on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or any portion thereof.

       Integration of businesses in future acquisitions may increase our risks

       In April 2000 we acquired Credibanco and in December 2000 we acquired Banco Bandeirantes and the remaining 50% of Fininvest we did not already own. These transactions resulted in the acquisition of aggregate loan assets of approximately R$3.0 billion and a total of approximately 3.7 million new customers. We may engage in further acquisitions, as we seek to continue our growth in the consolidating Brazilian financial services industry. The integration of the businesses we have recently acquired and may acquire in the future entails significant risks, including the risks that:

  integrating new branch networks, information systems, personnel, products and customer bases into our existing business may place unexpectedly significant demands on our senior management, information systems, back office operations and marketing resources;

  our current information systems may be incompatible with the information systems of the companies we acquire, with the result that we may be unable to integrate the acquired systems at a reasonable cost or in a timely manner;

  we may lose key employees and customers of the acquired businesses;

  we may incur unexpected liabilities or contingencies relating to the acquired businesses; and

  delays in the integration process may cause us to incur greater operating expenses than expected with respect to our acquired businesses.

Risks Relating to the Global Depositary Shares and Units

      Cancellation of Global Depositary Shares in exchange for Units could adversely affect the public market and value of Global Depositary Shares and impose further restrictions on Unit Holders

      Under the Global Depositary Shares, or GDS Program, GDS holders are entitled to cancel their GDS and receive the underlying Units in Brazil. In this case:

  if a significant number of GDSs are cancelled, the public market and prices for GDSs could be adversely affected.

  the Units will be traded in the Brazilian securities market. Therefore, investors who choose to cancel their GDSs will be exposed to higher risks than they would be in the U.S. securities market, especially with respect to liquidity of the Units and volatility of the securities market; and

  the proceeds and gains related to the Units are earned by their holders in Brazil. Foreign investors may not be able to remit the proceeds of the Units to investors outside Brazil (see “— Restrictions on Overseas Remittances could adversely affect Holders of Units and GDSs”).

      Cancellation of Units may adversely affect the public market and value of Units and GDSs

      Under Brazilian law, our by-laws and the by-laws of Unibanco Holdings, holders of Units are entitled to present their Units to us in Brazil for cancellation and receive the underlying Unibanco Holdings Class B Preferred Shares and our preferred shares. If holders of Units were to cancel a significant number of Units and obtain the underlying shares, the public market and prices for Units and the GDSs could be adversely affected.

      Restrictions on Overseas Remittances could adversely affect Holders of Units and GDSs

      Brazilian law provides that, whenever there is a significant imbalance in Brazil’s balance of payments or reasons to foresee such an imbalance, the Brazilian Government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil, as it did for approximately six months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies. In addition, the Brazilian government may impose temporary taxation on any overseas remittance of up to 50% of its value. Such restrictions could hinder or prevent foreign investors from converting dividends, distributions or the proceeds from any sale of Units into U.S. dollars and remitting such U.S. dollars abroad. Holders of Units and GDSs who outside of Brazil could be adversely affected by delays in, or refusals to grant, any required governmental approvals for conversion of Brazilian currency payments and remittances abroad in respect of the Units and GDSs.

      Absence of Voting Rights for the Units

      In accordance with Brazilian Corporation Law, our by-laws and the by-laws of Unibanco Holdings, holders of our preferred shares and Unibanco Holdings’ Preferred Shares have no voting rights except in certain limited circumstances; therefore holders of Units, except in those cases, are generally not entitled to vote either at meetings of our shareholders or at meetings of Unibanco Holdings’ shareholders.

      Shares Eligible for Future Sale may adversely affect the market value of our Units and GDSs

      Certain of our principal shareholders and of Unibanco Holdings have the ability, subject to applicable Brazilian laws and regulations and applicable securities laws in the relevant jurisdictions, to sell our preferred shares, Unibanco Holdings Common Shares and Class A Preferred Shares. No prediction can be made as to the effect, if any, that future sales of the shares represented by Units, or the availability of such shares for future sales, will have on the market prices of the Units and GDSs. Future sales of substantial amounts of such shares, or the perception that such sales could occur, could adversely affect the market prices of the Units and GDSs.

      Limitations on Exercise of Preemptive Rights to Foreign Shareholders

      Under Brazilian Corporation Law, except in the case of shares offered through a stock exchange or a public offering, a Brazilian company must offer its shareholders preemptive rights to purchase, by means of capital subscription in a private placement, a sufficient number of shares to maintain their existing ownership percentages prior to the offering and issuance of any new shares. However, the participation of foreign investors in the capital of financial institutions is subject to prior authorization by the Brazilian Government, except for participation in non-voting capital, once a general authorization has already been granted for this purpose. Therefore, in the event voting securities are being offered, our foreign shareholders could be prevented from exercising their preemptive rights. In addition, foreign shareholders may not be able to exercise preemptive rights with respect to our preferred shares or Unibanco Holdings class B preferred shares represented by the Units, or with respect to any securities issued by us or by Unibanco Holdings as to which the holders of Units have preemptive rights unless a registration statement under the Securities Act is effective with respect to the shares relating to such rights or an exemption from the registration requirements thereunder is available. Unibanco Holdings and we are under no obligation to file a registration statement with respect to such preemptive rights and there can be no assurance that Unibanco Holdings or we will file any such registration statement.

ITEM 4. INFORMATION ON THE COMPANY

OVERVIEW

Unibanco

Founded in 1924, Unibanco is Brazil’s oldest private sector bank. From our longstanding position as one of the nation’s leading wholesale banks, we have expanded our operations to become a full service financial institution providing a wide range of financial products and services to a diversified individual and corporate customer base throughout Brazil. Our businesses now comprise Retail Banking, Wholesale Banking, Insurance and Wealth Management.

We are one of the largest private sector financial institutions in Brazil and have grown substantially, both through organic growth and acquisitions, since 1995. As of December 31, 2002, on a consolidated basis, we had:

  R$72.0 billion in total assets;

  R$25.3 billion in loans;

  R$26.1 billion in total deposits; and

  R$6.2 billion in stockholders' equity.

Under Brazilian Corporate Law we are the third largest private sector bank in Brazil in terms of assets, loans, deposits and stockholders’ equity, according to the Central Bank.

Our consolidated net income for the year ended December 31, 2002 was R$803 million, representing a return on average equity of 13.2% and a return on average assets of 1.3%.

Unibanco's equity securities have been publicly traded on the São Paulo Stock Exchange (Bovespa) since 1968. In 1997, we became the first Brazilian bank to list its equity securities on the New York Stock Exchange. As of December 31, 2002, the total market value of our equity securities, based on the closing price of our global depositary shares, was R$5,360 million.

Our Businesses

We have four core businesses:

Retail Banking

Through our Retail Banking business we provide a wide variety of credit and non-credit products and services to individuals of all income brackets and to companies with annual revenues up to R$40 million. We offer traditional deposit, investment and credit products, and have developed a strong presence in the consumer finance sector through our subsidiary Fininvest, our affiliate Banco Dibens, and through our strategic partnership with Magazine Luiza, LuizaCred and our strategic alliance with Ponto Frio, InvestCred. As of December 31, 2002 we had 5.6 million retail banking customers and 7.6 million consumer finance customers. We believe we are also one of Brazil’s largest credit card issuers in terms of cards issued, primarily through our subsidiaries Fininvest and Credibanco, and our affiliate Credicard. Our loan portfolio in Retail Banking (including insurance) was R$9.4 billion as of December 31, 2002. In the first quarter of 2002 we transferred our annuities business from Insurance to Retail Banking. This change was intended to achieve greater strategic alignment within our business areas, as well as enhanced synergies and cost-effectiveness. Our net income from Retail Banking was R$456 million in 2002.

Wholesale Banking

Through our market-leading Wholesale Banking business we provide approximately 300 institutional investors and 2,700 large- and middle-size companies with a broad array of products and services, including: general and specialized corporate lending; capital markets and investment banking services; cash management and payroll services; investment and brokerage services; project finance; and mergers and acquisitions advice. Our loan portfolio in Wholesale Banking (including private banking) was R$15.9 billion as of December 31, 2002. Our net income from Wholesale Banking was R$149 million in 2002.

Insurance

In our Insurance business, we provide insurance and pension plans, and related products and services, primarily through our joint venture with AIG. According to December 2002 data released by the Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body), Agência Nacional de Saúde Suplementar - ANS (National Health Agency) and Associação Nacional de Planos de Previdência Privada - ANAPP (National Association of Private Pension Plans) Unibanco’s insurance and pension fund companies, on a consolidated basis, ranked fourth with a 6.3% market share (in terms of gross premiums written and pension plans billings), regarding insurance and supplementary pension plans.

Unibanco AIG Seguros S.A. (“UASEG”), owned jointly by Unibanco and AIG and controlled by Unibanco, provides life, auto, health, property and casualty insurance coverage, as well as pensions and retirement plans, to individuals and businesses. As part of the joint venture, we also hold approximately 50% equity interests in several of AIG’s Brazilian insurance affiliates, which we refer to as the AIG Brasil companies. On a combined basis, UASEG and the AIG Brasil companies were Brazil’s fifth largest insurance provider in 2002 in terms of gross premiums written, according to SUSEP. Our net income from Insurance was R$92 million in 2002.

Total insurance premiums and private retirement plans billings (including premiums of UASEG and the AIG Brasil companies on a combined basis under Brazilian corporate law) were R$2.5 billion for the year ended December 31, 2002.

Wealth Management

In March 2002, we combined our private banking and asset management businesses into a division we call Wealth Management. We conduct our asset management business primarily through our subsidiary Unibanco Asset Management (“UAM”). UAM offers fixed income and equity mutual funds to individual customers, and manages portfolios on behalf of corporations, pension funds and private banking clients. The Wealth Management division coordinates the activities of UAM and Unibanco Private Bank. We believe this revamped structure is better suited to explore natural synergies between the two areas and promote better client service in these segments. Its focus is on investment advice and the offer of various products and services, covering financial and non-financial needs of clients throughout the wealth cycle, from wealth accumulation and growth through capital preservation. UAM, dedicated to the administration of individual and corporate financial assets, had R$18.4 billion in assets under management as of December 31, 2002. Private Banking had R$10 billion in funds under management as of December 31, 2002. Our net income from Wealth Management was R$106 million in 2002.

As of December 31, 2002, on a consolidated basis, we had approximately:

  5.6 million total retail banking customers;

  7.6 million total consumer finance customers;

  1,100 large corporate customers;

  1,600 middle market corporate customers;

  300 institutional investors;

  4,600 private banking clients;

  798 retail branches located in all major urban areas of Brazil;

  442 corporate-site branches;

  108 Fininvest branches;

  74 in-store branches, a concept introduced in Brazil by Unibanco;

  6,992 ATMs;

  900,000 customers using Internet banking services;

  14.7 million credit card accounts (including private label cards issued by Fininvest);

  more than 500,000 insurance policyholders (including UASEG and the AIG Brasil companies on a combined basis); and

  91,275,000 calls received by our call center in the full year of 2002.

As of December 31, 2002 our subsidiaries and affiliates held the following positions in the Brazilian financial services market:

  largest aggregate number of credit cards issued in Brazil, based on our estimates combining the portfolios of Credibanco — Cartão Unibanco, Fininvest and our interest in Credicard;

  largest independent consumer finance company in terms of credits (Fininvest) based on our estimates;

  second largest private sector pension fund manager in terms of assets under management (UAM), according to ANBID;

  fourth largest private sector provider of retirement plans in terms of technical (or statutorily) required reserves (Prever), according to ANAPP;

  top position in the fire insurance ranking, according to the latest industry data, released by SUSEP in December 2002 (UASEG);

  second largest private pension plans in terms of consolidated corporate sales in December 2002 (Unibanco AIG Previdência S.A. ("Prever")), according to ANAPP; and

  fifth largest insurance company in terms of gross premiums written, according to SUSEP and ANS (UASEG and the AIG Brasil companies on a combined basis).

The following diagram shows our principal lines of business as well as certain information for each of these business lines at and for the twelve months ended December 31, 2002.

Unibanco Holdings

Unibanco Holdings controls Unibanco through its ownership, as of May 30, 2003, of 96.6% of our outstanding common shares and 16.2% of our outstanding preferred shares, representing 59.0% of total economic ownership in all classes of our issued capital stock. Unibanco Holdings’ assets consist exclusively of its equity interest in Unibanco. Unibanco Holdings does not intend, on a permanent basis, to conduct any activity other than holding shares in Unibanco.

HISTORY AND DEVELOPMENT OF THE COMPANY

Each of Unibanco — União de Bancos Brasileiros S.A. and Unibanco Holdings S.A. are corporations organized pursuant to Brazilian Corporate Law (Lei das S.A.) and have an indeterminate duration. Unibanco, which was formed as a result of the merger of Banco Moreira Salles S.A. and Banco Agrícola Mercantil S.A., was incorporated in 1967 and Unibanco Holdings was incorporated in 1994. Banco Moreira Salles S.A. began its banking business in 1924. The registered offices of both Unibanco and Unibanco Holdings are located in São Paulo, at Avenida Eusébio Matoso 891, SP-05423-901, Brazil, tel +55 11 3097 1313.

Consolidating Our Competitive Position

We have built our competitive position in the Brazilian financial services market through consistent organic growth and carefully chosen strategic transactions. We believe that each of our four business areas provides a solid platform for carefully managed future growth. Over the past three years, in particular, we have significantly increased our scale by combining several strategic acquisitions and alliances with an ongoing commitment to organic growth.

Traditional Retail and Wholesale Banking

Banco Bandeirantes

In December 2000 we acquired Banco Bandeirantes S.A., a São Paulo-based retail bank. Banco Bandeirantes brought Unibanco assets of R$4.7 billion, under Brazilian Corporate Law, and furthered our strategy of adding scale to our Retail Banking operations. The acquisition expanded our retail customer base by 22%, increased our number of small business customers by 23%, and strengthened our presence in key cities. For example, following the acquisition, 9% of Unibanco’s branch network is located in northeastern Brazil, compared to 3% before the acquisition.

Credibanco

In April 2000 we acquired Credibanco, a small wholesale bank, that brought Unibanco R$1.8 billion in assets, under Brazilian Corporate Law. Our purchase of Credibanco was an opportunistic acquisition in keeping with our strategic goal of maintaining leading market positions in each of our Wholesale Banking segments. In particular, the acquisition bolstered our project finance and BNDES onlendings portfolio and staff expertise in the large corporate segment.

Investshop

In December 2001 Banco1.net entered into a strategic alliance with Investshop Corretora de Títulos e Valores Mobiliários, or Investshop, Brazil’s largest provider of financial services through the Internet. As a result of this strategic alliance, Banco1.net account holders started to have greater access to Investshop investment products. The integration of the operational structures was concluded in April 2002. At the conclusion of this integration, Bancol.net became the holder of 100% of the capital of Investshop and Investshop Participações S.A., Investshop’s parent acquired an 8% participation interest in Bancol.net. This strategic alliance expanded our presence in on-line banking. We presently have a 55% interest in Bancol.net, Portugal Telecom has 27%, Investshop Brazil has 8% and third party investors have 10%.

Consumer Finance

We have made a concentrated move into the consumer finance sector, which we believe is one of the most rapidly growing segments of the Brazilian retail financial services market. Achieving a strong presence in consumer finance is central to our strategy of expanding scale in our retail business by reaching into the lower income segment of the market, which generally features a higher volume of transactions and higher spreads. Our participation in the consumer finance market is designed to produce an immediate source of consumer lending activity and, as the Brazilian economy grows, an eventual source of new retail banking customers.

Fininvest

In December 2000 we acquired the remaining 50% of Fininvest that we did not already own. We believe that Fininvest is the leading consumer credit company in Brazil servicing lower income individuals in terms of outstanding credits.

Ponto Frio/InvestCred

In August, 2001 we announced a strategic alliance with Globex S.A., the owner of the nationwide chain of Ponto Frio household appliance stores. Pursuant to this transaction, we purchased a 50% interest in Globex’s subsidiary InvestCred, which provides consumer finance to Ponto Frio’s customers.

Magazine Luiza/LuizaCred

In September, 2001 Fininvest established a strategic partnership with Magazine Luiza, a well-known Brazilian chain of department stores geographically well positioned in São Paulo state, western Paraná state and southern Minas Gerais state. These three states combined represent 49.3% of Brazil’s GDP according to IBGE (Brazilian Geography and Statistics Institute). The partnership created a new company, LuizaCred, to provide financing to Magazine Luiza customers.

Ford Credit Brazil

In January 2002 Unibanco-Rodobens, our lay-away finance arm, and Ford Credit Brazil established a joint venture for the sale of cars and the management of groups of the National Ford Consortium, a system for financing goods on an instalment plan basis. Through this joint venture we intend to increase our presence in the car finance sector.

Wealth Management

Unicorp

In April, 2002, the Brazilian Central Bank approved the acquisition by our subsidiary, Unipart Participações Internacionais Ltd., of the remaining 24.5% that we did not already own, of the total share capital of Unicorp Bank & Trust Ltd. (“Unicorp”), for US$36 million. As a result of this transaction, Unibanco increased its shareholding in Unicorp to 100% of Unicorp’s capital.

Organic Growth

In addition to engaging in strategic transactions, we have maintained our historic focus on achieving organic growth. In October 2000 we launched our ContAtiva initiative, which markets Unibanco’s retail banking services to individuals with monthly income above R$1,000, who fit our traditional retail banking customer profile. The initial goal of the ContAtiva program was to add 1.8 million new accounts by the end of 2003. We achieved this target in February 2003, well ahead of schedule. Following the initial ContAtiva program, we launched ContAtiva2, aimed at attracting 3.6 million new accounts over the coming five years.

BUSINESS STRATEGY

Guiding Principles

Our objective is to maintain and enhance our position in the Brazilian market as a leading full service financial institution. To achieve this objective, we have developed strategies tailored to each of our business areas based on the Balanced Scorecard Methodology, which is designed to translate strategy into operational terms. These specific business strategies in turn reflect three institution-wide guiding principles: a commitment to maintaining competitive scale; ongoing cost control; and the determination to attract and develop the skills of potential top quality employees.

Commitment to Maintaining Competitive Scale

The financial services market in Brazil has been undergoing a period of consolidation. We believe that to maintain competitive scale we must grow our customer base and expand our product and service offerings in each of our core businesses. As described above, we seek to do this through organic growth, acquisitions and strategic alliances.

Ongoing Cost Control

We realize that vigilant cost control is essential to maintaining and improving our profitability. We conduct regular internal reviews of our cost structure, and since 1995 have engaged in several reengineering programs designed to increase our operating efficiency. These programs have related to both ongoing operations and the integration of acquired businesses.

In 2001 we concluded our “Projeto 2000 e Único”, a two-year initiative which enhanced productivity, cut expenses and boosted fee income. The integration of Banco Bandeirantes in 2001 achieved 42% annualized cost savings in the former Banco Bandeirantes operations, above our original estimate of 35%. Since then, we have turned our attention to analyzing and improving our firm-wide cost structure, as well as focusing on the maintenance of high quality service levels. At the end of the fourth quarter of 2001 we established a program to achieve additional cost savings and efficiency gains, managed by a dedicated team of senior executives of the Unibanco financial group.

The first measures implemented as a result of this new process were the combination of our Private Banking business and Unibanco Asset Management in a new business area called Wealth Management, and the transfer of our annuities business from Insurance to Retail Banking. This realignment of business areas took effect in the second quarter of 2002. In addition, we have begun to integrate the back office operations of Unibanco, Credibanco – Cartão Unibanco and Fininvest, a process we expect to complete in 2003.

We also strive to reduce costs by broadening our array of distribution channels for our products and services and by enhancing our distribution network through the early adoption of cost-saving technologies. We view this approach as especially important in Retail Banking, where our initiatives include the installation of numerous “30 Hours” automated service locations, Internet banking initiatives, the expansion of our credit card business, and the establishment of strategic alliances with nationally known retail stores. We believe the implementation of technological advances improves our cost structure by minimizing the number of transactions that take place in our traditional branch network, while at the same time responding to our customers’ evolving needs. Technology is also important to controlling costs in the customer service and back office functions that support our distribution efforts.

Attracting and Developing the Skills of Potential Top Quality Employees

We need highly qualified, well-trained employees in order to compete successfully. The emphasis we place on employee talent is reflected in the fact that since 1997 our human resources department, called Unibanco Pessoas (Unibanco People), has reported directly to our board of directors. Over the last five years, we have introduced increasingly demanding hiring standards and have implemented a variety of tools that identify and measure employee potential, performance and individual contribution to the company’s strategy, and that enable Unibanco to create professional development programs. We believe our commitment to hiring and developing talented employees has fostered a high quality work environment that has engendered a high degree of employee satisfaction. In each year since 1997, we have commissioned an independent survey of our employees. As measured by this survey, employee satisfaction has increased each year, from 69% in 1997 to 87% in 2002, bringing Unibanco into line with international benchmarks.

Retail Banking Strategy

Achieve Scale Through Organic Growth and Strategic Transactions

We believe that our ability to maintain our position as a leading full service Brazilian financial institution depends in part on maintaining scale in our retail business. Our retail banking customer base grew from 3.0 million in 1997 to 5.6 million in December 2002. We have emphasised scale through organic growth initiatives such as our ContAtiva program described above. In addition, we have identified locations for new points of sale in either high growth or higher income areas, as well as several new cross-selling opportunities through our subsidiaries and strategic partners.

Our strategy to increase scale has also featured carefully chosen acquisitions and strategic alliances. Our December 2000 purchase of Banco Bandeirantes added over 700,000 retail clients to our total. Our partnerships with retail chains Ponto Frio and Magazine Luiza comprise 473 new outlets with particular access to lower middle-income consumers, whom we view as the retail market segment with the greatest growth potential in terms of future demand for financial products. Through our consumer finance brands Fininvest, InvestCred (Ponto Frio) and LuizaCred (Magazine Luiza) we currently have a customer base of 7.6 million individuals, and have obtained an opportunity to cross-market our retail banking products.

Develop a Lower Cost Funding Mix by Growing Retail Banking Deposits

Our net interest income in Retail Banking is partly a function of our cost of funds. Deposits relating to savings and checking accounts are generally our least expensive source of funds. We intend to increase the relative proportion of such deposits in our funding mix, in particular by marketing these retail banking products to our growing customer base. As of December 31, 2002, deposits relating to savings and checking accounts (core deposits) totalled R$6.9 billion in the retail banking portfolio, increasing 14% over the prior year. Unibanco also improved its core deposits to total loans ratio in the retail sector from 66% as of December 31, 2001 to 76% as of December 31, 2002. Total retail deposits increased by 27%, as of December 31, 2002 compared to December 31, 2001, whereas the credit portfolio remained fairly stable.

Increase Average Number of Products Per Client

We view scale not only in terms of the size of our customer base, but also as a function of the number of products we are able to sell per customer. Since it is generally less expensive to sell an additional product to an existing customer than to acquire a new customer, improving our product per client ratio has a positive impact on profitability. We believe that continually developing and marketing tailored, innovative products to serve the needs of specifically identified customer segments increases our ability to sell multiple products per client. As of March 31, 1997, we had an average of 2.6 products outstanding per client. This figure increased to 5.7 as of December 31, 2002. Our segmented approach to product development and marketing has proved especially successful in our premier “Uni Class” retail banking segment, where our product per client average was 6.8 as of December 31, 2002. We believe that our success in increasing our products per client ratio has been, and in the future will continue to be, attributable in large part to our Customer Relationship Management system, implemented by Unibanco over the past few years. In early 2002, the concept of client DNA was introduced. Based on income-spending habits, clients have been classified into 32 groups, or DNAs. This tool stands out for its simplicity and analytical potential, permitting sophisticated person-to-person marketing strategies, optimizing costs and correcting occasional pricing flaws.

Wholesale Banking Strategy

Maintain and Enhance Our Leading Market Position in Brazilian Wholesale Banking

Our market-leading Wholesale Banking business is strategically important to Unibanco not only because it has historically been profitable but also because it has provided the financial and business platform from which many of our other activities have evolved. We intend to differentiate ourselves from our competitors and maintain our preeminence in the Brazilian Wholesale Banking market by: preserving the financial capacity to be a reliable source of credit to our business customers; further developing our leading position in the Brazilian debt and equity capital markets; and emphasising our knowledge of and long-term commitment to the Brazilian market generally. Among other indicators of our market leadership, as a financial agent in the BNDES onlending segment, Unibanco disbursed R$1.3 billion in 2002, with an 8.5% market share and ranked first among private sector banks in disbursements; in Debt Capital Markets, Unibanco maintained its number one ranking, both in terms of origination and distribution of securities. Unibanco also had the top position among Brazilian banks in the Thomson Financial ranking in Mergers and Acquisitions.

Insurance Strategy

Focus on Offering High Profitability Insurance Products

We believe that Brazilian economic growth will present opportunities for the country’s insurance industry, as Brazilians’ spending on insurance products currently lags that of many other countries. We intend to take advantage of this growing market by using our sophisticated product development capability to focus our insurance offerings on value-added products that are more profitable than the relatively commoditised, market-standard product ranges featured by many of our competitors. We believe that our Insurance business has the best mix of products among the five largest insurers in Brazil. We also believe we are the leader in the market for extended warranty insurance on consumer goods. In developing insurance products for corporate clients, we have achieved leading market positions in a variety of specialized areas, including fire, directors and officers (D&O), insurance and coverage products for the petrochemical, engineering risks, aviation and marine sectors. Our focus on developing and offering value-added insurance products is supported by our joint venture with AIG, which gives Unibanco access to AIG’s demonstrated expertise in product development and reinsurance, as well as a valuable brand name.

Enhance Profitability in Our Insurance Business through Cost Control and Underwriting Expertise

The profitability of our Insurance business depends in part on our ability to minimize expenses and losses. We have taken significant steps to reduce expenses in our Insurance operations, including in 2001 the merger of several of the AIG Brasil companies, and the introduction of an Internet portal to communicate with our brokerage force. Our effectiveness at controlling costs and making sound underwriting decisions is reflected in our consolidated combined ratio, under Brazilian Corporate Law, which for the year ended December 31, 2002 was 99.8%, compared to 107.2% for the Brazilian insurance industry as a whole, according to SUSEP and ANS, the regulatory agencies for insurance, pension and health business. This effectiveness is also reflected in a 2.6% reduction in administrative expenses when compared to 2001 figures; total administrative expenses in 2002 represented 10.6% of premiums written, compared to 13.8% in the previous year.

Wealth Management Strategy

Further Develop the Strong Market Position of Unibanco Wealth Management

The Wealth Management division’s focus is on investment advice and offering different products and services, covering financial and non-financial needs of clients throughout the wealth cycle, from wealth accumulation and growth through capital preservation. We seek to further develop our Asset Management business and Private Banking by offering tailored and value-added products to our corporate and institutional customers and by launching innovative products for private banking clients and some Uni Class customers and a specialized financial advisory service. For retail customers, we have developed a variety of fixed income and equity retail mutual funds. Unibanco Asset Management is currently Brazil’s second largest private sector pension fund manager, with a 9.4% market share as of December 31, 2002, according to ANBID.

PRINCIPAL BUSINESS ACTIVITIES

Retail Banking

Overview

Our Retail Banking business serves individuals (excluding private banking customers) and companies with annual sales up to R$40 million. Both individual and companies are segmented according to income. We have segmented our retail customer base to enable Unibanco to offer differentiated products and services to our clients, which has enhanced our competitiveness in the market. While we traditionally have focused on the middle and upper income segments, we have begun to market services to lower-income individuals. We believe this market segment will be a significant source of future growth in our retail business. Those lower income individuals are served through our consumer finance businesses, including Fininvest, InvestCred and LuizaCred.

As of December 31, 2002, we had 5.6 million customers, comprising current accounts, savings account clients and retirees, an 8% increase compared to 5.2 million as of December 31, 2001. Including 3.5 million customers from Fininvest, 1.1 million customers from LuizaCred and 3.0 million customers from InvestCred, we had a total of 13.2 million retail customers as of December 31, 2002. We also use our retail banking operations as a distribution channel for products and services developed by our non-banking subsidiaries and affiliates — for example, mutual funds and automobile and life insurance products.

The following table sets forth information about Unibanco’s retail banking customer segments as of December 31, 2002 (excluding customers of Fininvest, InvestCred and LuizaCred).

Segmentation	Total Customers

Uni Class(1)(6)	445,369
Exclusivo(2)(6)	2,418,850
Especial(3)(6)	639,949
Small Companies(4)	434,627
Savings Accounts	662,774
Retirees(5)	1,028,750

Total	5,630,319

_____	____________
(1)	Individuals with monthly income of R$4,000 or greater.
(2)	Individuals with monthly income between R$1,300 and R$4,000.
(3)	Individuals with monthly income between R$350 and R$1,300.
(4)	Corporate customers with annual sales up to R$40 million.
(5)	Generally lower income individuals who receive their monthly government pension checks through Unibanco.
(6)	Includes Banco1.net.

The ContAtiva Organic Growth Initiative

One of our objectives in our Retail Banking business area is to continue to increase scale by adding new accounts. Through our ContAtiva initiative, launched in October 2000, which targets households with monthly income of R$1,000 or above, we added approximately 1.8 million new accounts by February 2003, well ahead of our original targeted schedule of the end of 2003. We have recently launched ContAtiva2, aimed at attracting 3.6 million new accounts over the coming five years. We have identified locations for new points of sale in either high growth or higher income areas, as well as several new cross-selling opportunities through our subsidiaries and strategic partners.

Acquisitions of Banco Bandeirantes and Fininvest

The December 2000 acquisitions of Banco Bandeirantes and the remaining 50% interest in Fininvest fit with our strategic objective of adding scale.

Banco Bandeirantes introduced Unibanco to 700,000 account holders, expanding our client base by approximately 22%, and extended our distribution network, reinforcing our share of strategic markets, such as São Paulo and northeastern Brazil. In particular, the acquisition strengthened our presence in northeastern Brazil where we now have 8% of our branches, compared to 3% before the acquisition. Banco Bandeirantes customers included a large number of small businesses, increasing the number of our small business customers by approximately 23%.

As of December 31, 2002, Fininvest had approximately 3.5 million active accounts, comprised of approximately: 381,000 direct installment borrowers and 2,082,000 holders of private label credit cards; 382,000 holders of Visa and MasterCard credit cards; and 606,000 holders of Fininvest loan cards, with which customers make installment purchases.

Additionally, as of December 31, 2002 Fininvest had 108 stores. Fininvest opened 6 new stores staffed by Fininvest personnel during the year 2002.

Fininvest had more than 8,000 in-store presences as of December 31, 2002. These in-store presences (which are special branches located inside large retailers, such as supermarkets) increase our contact with potential customers and are therefore important points of sale. Independent Fininvest branches are important primarily for brand recognition.

Cost-savings Initiatives

Unibanco believes that cost control is a critical condition for competitive gains. Accordingly, it transformed occasional initiatives into a permanent activity aimed at enhancing synergies and seeking cost-effectiveness, as well as project evaluation. At the end of the fourth quarter of 2001 it established a program to achieve additional cost savings and efficiency gains, managed by a dedicated team of senior executives of the Unibanco financial group. Every department head contributed ideas to the program conception, which is expected to result in R$493 million of cost savings, under Brazilian Corporate Law, on a yearly basis, to be achieved by 2003. By December 31, 2002, we had reached R$300 million of cost savings, on a yearly basis, which represents 61% of the total targeted amount.

Individuals

We provide our individual customers with fee-based products and services, including use of ATMs, phone and personal computer banking and fund transfers. We also make secured and unsecured personal loans in reais with maturities ranging mostly from one to 36 months for short term overdraft facilities, loans for consumer purchases, leasing and individual lines of credit. Individuals are divided into three different segments: those earning more than R$4,000 per month (Uni Class); those earning from R$1,301 to R$4,000 per month (Exclusivo); and those earning from R$350 to R$1,300 per month (Especial).

In the Uni Class segment, we believe we differentiate ourselves from competitors by providing our customers with:

  products and services tailored to the needs of customers from the economic group comprising this segment;

  a specialized call center which we believe has higher quality levels than are typical of our competitors’ call centers including dedicated customer service representatives at our call center for this segment;

  some specialized branches which service only Uni Class customers, called “Espaço Uni Class”; and

  a specialized team of account officers within our extensive distribution network.

In the Exclusivo segment, we believe we differentiate ourselves from competitors by providing an enhanced quality of service to these clients that substantially reduces the time spent completing basic banking transactions, such as withdrawals and payment of bills, as well as personalised service inside the branch. In particular, we provide customers of this segment more convenient banking through access to our “30 Hours” services.

In the Especial segment, where we face greater competition, we focus on retired individuals and employees of companies to which we provide payroll services. We believe this is a segment with high growth potential, especially because our existing role as a provider of payroll services should let Unibanco take advantage of the relationships we have with companies in the wholesale segment. We have implemented programs to give retired customers enhanced services, such as personal appointments and pre-approved credit lines. As a result, these individuals, who might otherwise only go to the bank to withdraw their monthly retirement funds, are now using other products and services.

Small Companies

We serve approximately 435,000 small companies, consisting primarily of retailers. For companies with annual sales between R$500,000 to R$5 million (called Exclusivo), we offer products and services through branch account officers dedicated to this segment inside our branch network. For companies with annual sales ranging from R$5 to R$40 million (called Uni Class), which tend to require customised products and services, we have created a group of account representatives separated from our branch network.

Our loan portfolio for small companies consists of loans with maturities of up to 90 days for unsecured loans, such as overdrafts on checking accounts, six months for working capital loans, and three years for lease financing. Loans to small companies totalled approximately R$2.3 billion, or approximately 9% of our total loan portfolio, at December 31, 2002. Our retail banking business also offers small companies various fee-based services, such as cash management, payroll and receivables collection.

Distribution Channels

As of December 31, 2002, our retail network, including the networks of Banco Bandeirantes and Fininvest, had a total of 1,422 points of sale throughout Brazil, including: branches; corporate-site branches, which are special banking centers located in the premises of our company clients; and in-store branches, which are special branches located inside large retailers, such as supermarkets.

Since 1991, we have made ongoing efforts to develop technology-based systems that reduce our customers’ reliance on labor-intensive branch transactions. As part of our effort to provide customers with faster and more efficient modes to complete banking transactions, we introduced the “30 Hour” concept in 1992. This is a service which is available to clients during the six hours our branches are open for business daily and 24 hours a day through other channels. The first service that we developed, our call center, began with approximately half of all telephone banking transactions completed by speaking to a computerized voice. Since 1998 nearly 85 percent of all telephone banking transactions have been completed using the telephone keypad. As a result of “30 Hours” services, we have been able to provide our clients with increasingly convenient services while improving our own cost structure, by transferring to electronic channels transactions formerly conducted at branches.

Branches

The branch system serves as a distribution network for all of the products and services offered to our retail customers. Our 798 full-service branches accept deposits, disburse cash and offer the full range of our retail banking products, such as checking accounts, consumer loans, automobile financing, credit cards, loans to small-sized companies, leasing, insurance, asset management services and payment of bills, such as for taxes and utilities.

Corporate-Site Branches

We offer retail banking services to corporate customers and their employees through special banking branches located in the premises of corporate customers. Our network consists of 442 corporate-site branches. In the case of retail and smaller corporate customers, corporate-site branches may consist solely of an automated branch. In the case of large corporate customers, corporate-site branches consist of an average of four employees dedicated to serving the corporation and its employees.

In-Store Banking

Our search for alternative distribution channels led to our introduction in 1998 of in-store banking, at that time a new concept in Brazil. By December 31, 2002, we had established 74 in-store branches. To implement in-store banking, we formed partnerships with many of Brazil’s principal retail chains, such as Carrefour, Pão de Açúcar, Sendas, Wal-Mart and Sonae. Most of our on-site contracts are exclusive.

ATMs

We operate 6,992 ATMs for the use of our customers. In addition to our proprietary network, we participate in the shared ATM network operated by our affiliate, Tecnologia Bancária S.A. The ATM network of Tecnologia Bancária is one of the largest in Brazil, with 3,121 machines throughout the country, and serves clients of 29 banks. For a fee, customers of the banks associated with Tecnologia Bancária can withdraw cash at our ATM network, thereby increasing our revenue and optimizing capacity.

“30 Hour” Branches

In 1992, Unibanco designed and began installing “30 Hour” branches, providing automated services on a 24/7 basis, such as cash withdrawal, pre-printed chequebooks, account statements and investment services. We have approximately 798 fully automated 30-Hour branches.

Phone

Over the last decade, Unibanco has introduced innovations in distribution and remote banking, using the telephone initially as a banking instrument before turning it into a sales tool. The original concept of a call center has been transformed into contact centers, with Telefone 30 Horas functioning as a relationship and sales platform. In 2002, we processed approximately 191 million phone banking transactions as a result of 91 million calls received by our call center, an average of approximately 7.6 million calls per month, as compared to an average of approximately 3.1 million calls per month in 1995. Of the total calls received, 86% were served electronically by a voice response system, while our approximately 650 trained operators handled the other 14%. Telefone 30 Horas was chosen by users as the best financial call center in the market, in a poll taken by IBOPE (Brazilian Statistical Public-Opinion Institute). Unibanco received a 6.5 grade for service, out of a maximum grade of 7.

Internet Banking

We provide a variety of retail banking services, including account opening, utility bill payment, wire transfers and mutual funds, through our web site. Since April 2000, we also have offered a variety of mobile “30 Hours” services, enabling clients to access their banking information from their cellular phones, palm-tops or PC-based e-mail. As of December 31, 2002, we had 900,000 registered users of our Internet Banking. In 2002, we processed approximately 72 million Internet transactions, an increase of 55.4% over the same period in 2001. Use of our Internet banking services has continued to grow rapidly in 2002; customers accessed our website a total of 43 million times. In 2002, we improved our Internet banking as a sales tool, which will continue to grow in importance, by providing a much wider range of products and services. In September 2002, the new Internet Banking version for small and mid-size businesses went online and, at the end of 2002, we had 70,000 registered clients. This initiative provides corporate access to new online products and services, enabling for the gradual replacement of Micro 30 Horas, our previous PC-based banking program.

Banco1.net

We were one of the first Brazilian banks to offer virtual banking service. The original services, which we introduced in 1995 under the name “Banco1”, allowed individuals to conduct virtually all of their banking transactions without using a traditional branch office. Banco1 provided its customers, generally individuals earning in excess of R$1,000 per month, with 24/7 banking services by phone, fax and personal computer. Banco1 also offers motorcycle couriers who deliver cash and cheque books within São Paulo and Rio de Janeiro, and non-banking services such as shopping by catalogue for personal items, including airplane and theatre tickets. In May 2000, we, together with PT Multimedia.com, controlled by Portugal Telecom, transformed Banco1 into Banco1.net, Brazil’s first full-service E-bank and portal focused on providing advisory services and financial guidance for individuals.

In December 2001 Banco1.net entered into a strategic alliance with Investshop Corretora de Títulos e Valores Mobiliários, or Investshop, Brazil’s largest provider of financial services through the Internet. As a result of this strategic alliance, Banco1.net account holders started to have greater access to Investshop investment products. The integration of the operational structures was concluded in April 2002. At the conclusion of this integration, Bancol.net became the holder of 100% of the capital of Investshop and Investshop Participações S.A., Investshop’s parent acquired an 8% participation interest in Bancol.net. This strategic alliance expanded our presence in on-line banking. We presently have a 55% interest in Bancol.net, Portugal Telecom has 27%, Investshop Brazil has 8% and third party investors have 10%.

As of December 31, 2002, Banco1.net/Investshop.com had approximately 137,000 accounts (i.e. 108,000 deposit accounts and 29,000 investment/credit card accounts), and R$399.0 million in mutual funds under its distribution. Banco1.net stood at R$110.8 million of its own assets in December 2002. Investshop.com is leading the online stock trading market in Brazil, with over 19.4% of the market share, according to Bovespa. Our clients traded securities with a value of R$1.7 billion during the year ended December 31, 2002.

Database Marketing

We are regular users of advanced marketing concepts, such as customer relationship management and data mining. We are equipped with software systems that generate information regarding the best products available to satisfy customers’ needs based on their profile and the bank’s historic relationship with them. We utilize these tools for customer segmentation and cross selling. The system records important events in the database, such as the acceptance, processing and rejection of checks, which supports our credit analysis. The system also indicates profitability per customer and profitability per transaction.

Quality Service

As of December 31, 2002, we had approximately 5.6 million banking clients compared to 5.2 million banking clients as of December 31, 2001. The increase in the number of clients was accompanied by an effort to enhance the quality of our services. We have retained an independent research center, Leadership21, to measure customer satisfaction on a monthly basis. We have also undertaken special projects designed to expand the availability of systems and equipment, as well as the professional and technical capability of our back office areas. As a consequence, the measured level of client satisfaction has increased recently from 75.7 for the full year of 1999 to 80.1 for 2002, according to a survey conducted by Leadership21.

Funding

Our extensive distribution network and strong deposit base support our retail banking operations. Retail banking deposits increased by 27% as of December 31, 2002 from December 31, 2001. Retail banking is an important source of funding for Unibanco, as 47% of deposits as of December 31, 2002 were from retail customers.

Loans

Loans to retail customers are also an important part of our retail banking operations. At December 31, 2002, retail loans, including loans by our subsidiaries and affiliates, were 36% of our total loan portfolio. Approximately 74.5% of retail loans were made to individuals, with the remainder to small companies. To facilitate our retail lending, we have developed mathematical models for credit and risk analysis that are designed to reduce the risk inherent in our retail loan operations. Using these models we have pre-approved credit limits for 38% of our retail customers, that totalled, as of December 31, 2002, approximately R$13.2 billion, consisting of approximately R$8.3 billion in the form of overdraft facilities and personal loans, and approximately R$4.9 billion in pre-approved credit cards limits. We believe we are well positioned to expand our retail loan assets when Brazil experiences declining interest rates and unemployment, which we expect will occur over the medium term. See “– Risk Management – Credit Overview – Retail Credit.”

Credit Cards

Brazilians still predominantly use credit cards as a means of payment rather than as a credit instrument, although this situation has been changing over the past few years. The market for consumer credit has grown as declining inflation in Brazil has led to increased consumer consumption and increasing acceptance of credit cards by merchants. From 1995 to 2002, the number of credit cards issued almost tripled according to ABECS – Brazilian Cards Companies Association.

We believe we are among the largest participants in the credit card business in Brazil. We offer Visa, MasterCard and Diners Club credit card products to our customers through the following companies:

  Credibanco, our subsidiary which operates our Cartão Unibanco credit card business;

  Credicard, in which we own a 33.3% stake; and

  Fininvest.

Credibanco has operated the Cartão Unibanco credit card business since April 2001, when Cartão Unibanco, which until that point had been a separate legal entity, was merged into Credibanco. Beginning in the second quarter of 2001, the Cartão Unibanco operations have been Credibanco’s sole business. Prior to April 2001, Credibanco was engaged in activities other than credit cards. In April 2003, Credibanco changed its name from Credibanco – Cartão Unibanco to Unicard Banco Múltiplo S.A.

All three of the Unibanco-associated credit card companies employ modern credit review procedures. Each credit card application is reviewed based on credit scoring and consumer behaviour scoring systems. Credibanco is the most advanced of our associated credit card companies in data modelling, fraud prevention, customer service quality and Internet developments. Our associated credit card companies offer cardholders revolving lines of credit, requiring a minimum payment of the outstanding account balance as well as credit in installments. The companies obtain financing on behalf of cardholders from various financial institutions, including Unibanco. Our associated credit card companies guarantee our credit exposure to credit cardholders.

As of December 31, 2002, Cartão Unibanco had issued 3.9 million credit cards, making it one of the largest issuers of credit cards in Brazil, with an approximate 9.4% market share, calculated based on ABECS data regarding the total number of credit cards issued in Brazil. The majority of Cartão Unibanco’s customers are Unibanco’s customers, but Cartão Unibanco also aggressively markets co-branded credit cards to non-customers. We believe that Cartão Unibanco is one of the largest distributors of co-branded credit cards in Brazil, with 27% of its portfolio consisting of co-branded cards. For example, Cartão Unibanco issues co-branded cards for Varig Airlines and some Brazilian newspapers. During 2002, Cartão Unibanco had total billings of R$4.8 billion and total fees of R$206 million.

We believe that Credicard is the largest credit card issuer in Brazil in terms of number of cards issued. We have a one-third interest in Credicard, as do Citibank N.A. and Banco Itaú S.A. Citibank is responsible for the management of Credicard. Unibanco and its fellow shareholders receive special dividends from Credicard that are based on the net profitability of cardholders referred by each shareholder. As a result, our participation in the earnings of Credicard varies from period to period. At December 31, 2002, Credicard had 6.7 million cards issued. During 2002, Credicard Group had total billings of R$32.6 billion and total fees of R$1.7 billion, under Brazilian Corporate Law. Cardholders include our customers and customers of other banks, as well as direct customers of Credicard.

In May 2000, Credicard created Orbitall, a services and commercial information processing company. Orbitall services clients in the business to business, or B2B, market in the areas of credit and debit cards, vouchers, and also direct consumer loans. Credicard transferred to Orbitall its physical assets, client portfolio and the approximately 5,000 employees that worked in Credicard’s processing departments. During 2002, Orbitall processed 15.7 million cards, which corresponded to some 648 million transactions.

Redecard S.A. processes the credit and debit card transactions in Brazil. Established in 1996, Redecard is responsible for the capture and transmission of credit and debit card transactions of the MasterCard, MasterCard Electronic, Maestro, Diners Club International and RedeShop brands in Brazil. The company also provides some products and services for their customers, such as renting to retailers machines used for the processing of debit and credit transactions. Debit card use has been increasing in Brazil, and we believe Redecard S.A. is one of the largest processor of debit card transactions in Brazil.

Fininvest distributes credit cards, including private label cards, to low-income customers. At December 31, 2002 Fininvest had approximately 2.4 million cards issued. During 2002, it financed a total volume of R$1.1 billion in purchases and had total billings of R$3.4 billion and total fees of R$157 million.

Consumer Finance

We provide consumer finance products and services directly and through:

  Banco Dibens, in which we have a 51% voting interest;

  Fininvest;

  our own automobile financing portfolio;

  InvestCred, in which we acquired a 50% equity interest as part of our joint venture with Globex in August 2001;

  LuizaCred, in which we share joint control with Magazine Luiza; and

  Unibanco-Rodobens, which entered into a joint venture with Ford Credit Brazil in January 2002.

At December 31, 2002, Fininvest loans had an average maturity of three months, and primarily bore fixed rates of interest. At December 31, 2002, Fininvest had total assets of R$2.0 billion. Its loan portfolio stood at R$1.1 billion at December 31, 2002.

We have focused a significant portion of our acquisition and joint venture activity on the consumer finance segment of the retail market. These transactions have included the following:

  In March 1998 we acquired majority control of Banco Dibens, a commercial bank based in São Paulo which focuses on the financing and leasing of automobiles and trucks. The Verdi Group holds the remaining voting capital of Banco Dibens. As of December 31, 2002, Banco Dibens had R$2.3 billion in total consolidated assets, a loan portfolio of R$1.3 billion and stockholders’ equity of R$149 million. Our acquisition of Banco Dibens reinforced our position in auto and truck finance.

  In August 2001 we announced a strategic alliance with Globex S.A., the owner of the nationwide chain of Ponto Frio household appliance stores. Pursuant to this transaction, we purchased a 50% interest in Globex’s subsidiary InvestCred, which provides consumer finance to Ponto Frio customers. At December 31, 2002, InvestCred’s loan portfolio totalled R$588 million and the number of active customers reached 3.0 million.

  In September 2001 Fininvest and Magazine Luiza, a well-known Brazilian chain of department stores, announced a strategic partnership creating and sharing control of a new company, LuizaCred, to provide financing to Magazine Luiza customers. At December 31, 2002 LuizaCred had R$210 million in loans and 1.1 million active customers.

  In January 2002 Unibanco-Rodobens, our lay-away finance arm, and Ford Credit Brazil established a joint venture for the sale of cars and the management of groups of the National Ford Consortium, a system for financing goods on an installment plan basis. Through this joint venture we intend to increase our presence in the car finance sector. During 2002 the total volume of sales using the lay-away finance program of Unibanco-Rodobens was R$500 million.

We use the equity method, rather than proportional consolidation, to account for our interests in InvestCred, LuizaCred and Unibanco-Rodobens under USGAAP, because we do not have a majority of the voting shares.

Savings and Annuities Products. Our wholly owned subsidiary, Unibanco Companhia de Capitalização, or Unibanco Capitalização, offers savings and capitalization products. Unibanco Capitalização’s products consist primarily of savings account-type products, which also provide incentives to depositors through a special weekly lottery award. Unibanco Capitalização’s business net income during 2002 amounted to R$76.5 million.

Mortgage Financing

Brazilian law requires banks to provide a minimum level of housing financing. The minimum level must be at least equal to 65% of the bank’s savings deposits. However, banks may reduce their minimum lending requirements with credits against the Fundo Nacional de Compensação de Variações Salariais, or FCVS, the Brazilian government housing fund. Our approach is to lend the minimum required amount. Since we offset a considerable amount of credits against FCVS, at December 31, 2002, we had approximately R$714 million in mortgage loans outstanding.

Wholesale Banking

Overview

Our Wholesale Banking business serves mid- and large-sized corporations. Our large corporate customers include domestic and multinational companies with annual sales of more than R$150 million. Middle market customers have annual sales between R$40 million and R$150 million. We have designed our Wholesale Banking operation to respond to the specific needs of our corporate clients by offering a diversified portfolio of products and services, including working capital loans, cash management, import and export financing, investment banking, corporate finance and advisory services. Our Wholesale Banking business has a network of offices and facilities from which we provide support to our clients’ operations both in Brazil and abroad.

Large and Middle Market Corporations

We maintained lending or service relationships with approximately 2,700 mid- and large-sized companies in Brazil as of December 31, 2002. Loans to large corporate customers stood at approximately R$14.6 billion at December 31, 2002 (approximately 58% of our total loan portfolio).

In the middle market segment we had approximately 1,600 customers at December 31, 2002. We view middle market companies as an important segment of our customer base, because they generally concentrate a greater portion of business with their principal banks, are more relationship oriented and have less access than large companies to the local or international capital markets. Loans to middle market corporations were approximately R$1.2 billion at December 31, 2002 (approximately 5% of our total loan portfolio).

A substantial portion of our loans to middle market customers is fully collateralized. Loans to large corporate customers may be collateralized following the guidelines of our internal credit rating system. Consistent with customary lending practices in Brazil, our portfolio of loans to large and middle market customers is predominantly short-term, i.e., up to 360 days.

We have adopted both sector and regional coverage strategies to serve our wholesale clients. Certain industries, such as infrastructure, automotive, retail and pulp & paper are assigned a specialised team of account officers, which is led by a Sector Head. Japanese and German companies that have operations or do business in Brazil and Brazilian companies with interests in Japan or Germany are attended by our Japan and German Desks, due to Mizuho Financial Group’s (formerly the Dai-Ichi Kangyo Bank) and Commerzbank AG’s direct and indirect equity interests in Unibanco. As a result of our acquisition of Banco Bandeirantes from Caixa Geral de Depósitos, a Portuguese bank, at the end of 2000 we created a Portuguese Desk. We believe that our knowledge of the Brazilian financial market, combined with the strong relationships that our bankers have with the most important companies in Brazil, give Unibanco a competitive advantage.

Wholesale Network

Each of our corporate customers is assigned a dedicated banker, who is responsible for the day-to-day relationship with the customer. Through our centralized Business Centers — wholesale branches that are located in the cities of São Paulo (two branches) and Rio de Janeiro (one branch) — the account officers are responsible for attending to all our clients’ operations throughout Brazil. These customers also benefit from our offices abroad.

Our international overseas network consists of the following:

  branches in Nassau and the Cayman Islands;

  representative offices in London and New York;

  banking subsidiaries in Luxembourg, the Cayman Islands, and Paraguay; and

  brokerage firms in London (Unibanco Securities Limited) and New York (Unibanco Securities Inc.).

At the end of 2003 our representative office in London will be transferred to Luxembourg. Our international subsidiaries and branches obtain trade and general purpose funding for on-lending to our Brazilian clients, either directly or through our head office. Our international network also supports our clients’ operations abroad by providing capital markets and corporate finance services. As deposit-takers, our offshore subsidiaries and branches offer demand and term deposit facilities. Unibanco Cayman is particularly active in obtaining funding in the Euro-dollar market for purposes of on-lending to our Brazilian clients. Unibanco Cayman is also one of the issuers under our US$2 billion medium-term note programme, and it maintains two US commercial paper programs and a trade note program, under all of which an aggregate principal amount of approximately R$3.0 billion was outstanding at December 31, 2002. Unibanco Cayman also establishes trade lines with correspondent banks and plays an active role in the syndicated loan market as syndicate arranger, agent, manager and participant.

Through our international network we provide services to Brazilian companies that rely on capital markets as a source of funding. We place a great emphasis on developing our capital markets services, including underwriting and the distribution of securities and secondary trading, as well as providing advisory services on the structuring of these transactions. In recent years we participated in underwriting syndicates for several bond issues by major Brazilian companies.

Our international assets increased by 32.7% to R$14.6 billion at December 31, 2002, from R$11.0 billion at December 31, 2001. Of these assets:

  R$2.0 billion were credit operations directly provided to our clients;

  R$8.3 billion were assets we borrowed for purposes of on-lending to our Brazilian clients; and

  R$4.3 billion were other assets, including securities and available funds abroad.

International Trade Finance and Correspondent Banking

We provide import and export financing and services to our corporate customers. At December 31, 2002, we had a portfolio of US$2.1 billion of funding from 124 of our more than 350 correspondent banks, (consisting of US$1.2 billion of export and import funding and US$0.9 billion of working capital funding), as well as US$1.5 billion of medium- and long-term import financing funded or insured by over 24 export credit agencies and multilateral agencies. Our extensive network of correspondent banks and our own international operations help Unibanco to provide our customers with foreign exchange and international trade support worldwide.

At December 31, 2002, we had outstanding import and export financings, on a consolidated basis, of US$1.4 billion. Our shares of the Brazilian export financing and import financing markets stood at 6.7% and 6.1%, respectively, according to the Central Bank. Our volume of foreign exchange transactions totalled US$11.1 billion in 2002.

Corporate Finance and Brokerage

We provide corporate finance services to a diverse group of Brazilian companies. We have structured our operations to seek synergies from our various product areas:

  the account managers or bankers are responsible for developing and maintaining strong relationships with our corporate customers;

  our equity and debt capital markets and our mergers and acquisitions groups bring product expertise and innovation focused on the ever-changing needs of Brazilian companies; and

  the brokerage and distribution groups are responsible for understanding the needs of Brazilian and international investors in order to offer suitable investment options.

We are one of the oldest investment banking operations in the country. During 2001 and 2002, we continued to consolidate our position as the largest private sector bank in origination and distribution of fixed income securities — with a 19% market share in origination and 20% in distribution for the year ended December 31, 2002 according to ANBID (Brazil’s National Association of Investment Banks).

Our mergers and acquisitions advisory team has also been active as a result of the continuing trend towards consolidation in many Brazilian industries. It successfully completed 13 transactions over the course of 2002, the largest number of transactions completed that year, giving the bank the top position among Brazilian banks in the Thomson Financial ranking. The transactions include the Lafarge Group (sale of assets for the manufacturing of concrete in Brazil), CBD (advisory services in connection with the acquisition of the Sé supermarket chain) and Abril LS (sale of European media company stake).

Our Brazilian brokerage operation, Unibanco Corretora de Valores Mobiliários S.A., or UCVM, offers equity and debt securities and derivatives products, and provides trading services on Brazilian stock exchanges for more than 95 institutional customers. UCVM provides research on over 100 listed companies. In 2002, UCVM ranked fourth in number of futures contracts negotiated with the Brazilian futures and commodities exchange (the “BM&F”), with a 5.4% market share based on the value of contracts negotiated. To better serve our clients’ corporate finance needs and strengthen our relationship with the international investment community, we maintain securities brokerage and distribution operations in Europe, through Unibanco Securities Limited, and the United States through Unibanco Securities Inc.

Project Finance and Privatization

Our project finance group is responsible for structuring and financing infrastructure and industrial projects, such as projects related to toll roads, ports, railroads, energy and telecommunications. Our activities include advising our corporate customers about the economic and financial feasibility of proposed projects, as well as project structuring and the extension of related long-term financing. This combination of investment banking advisory services and commercial lending represents an important source of revenue for Unibanco. During 2002, we completed 15 project finance advisory mandates involving total investments of R$3.6 billion, of which R$2.5 billion were financed by loans and capital market placements. Unibanco’s strength in project finance was reflected in the range of industries covered, with mandates in transportation, logistics, power generation and transmission, agribusiness, oil, gas and sewage treatment.

Unibanco ranked first in the ANBID (National Association of Investment Banks and Security Dealers) project finance advice roster, by volume of projects, in 2002. According to the Dealogic ProjectWare database, used in various rankings, including those of Project Finance Magazine, Unibanco ranked first in Brazil in project finance advice. The assessment is based upon the investment value of assisted projects. Based on this same criteria Unibanco ranked second in South America.

BNDES, the Brazilian development bank, and its affiliates, provide special purpose funding to targeted groups of domestic borrowers. In Brazil, funding from government sources is a method of providing long-term loans with attractive interest rates to specific sectors of the economy targeted for economic development. Loans from these funds are directed by government agencies through private banks. We borrow funds from BNDES or Finame, the equipment financing subsidiary of BNDES, and then we onlend these funds to the borrowers at a spread determined by Unibanco. The onlending is at our risk, is largely real-denominated and is generally secured or guaranteed, although this is not required. BNDES onlendings reached R$1.3 billion in 2002, growing 23% compared to 2001, securing a 8.5% market share for Unibanco. The Wholesale Bank also operated as an onlending agent for IFC (International Finance Corporation) and DEG (Deutsche Investitions) in infrastructure projects valued at US$70 million and US$15 million, respectively.

Leasing

We participate in the Brazilian leasing market through two companies:

  Unibanco Leasing S.A. Arrendamento Mercantil, or Unibanco Leasing; and

  Dibens Leasing S.A. – Arrendamento Mercantil, or Dibens Leasing.

Unibanco Leasing seeks to develop customized leasing products at competitive prices, mainly for the industrial, commercial services, automobile and transportation sectors. It leases transportation vehicles, industrial, electronic and office equipment and real estate to wholesale and retail clients. As of December 31, 2002, Unibanco Leasing had R$369 million of leases outstanding and, Dibens Leasing had R$160 million of leases outstanding.

Treasury, Trading and Derivatives Activities

Our treasury unit conducts financial transactions primarily for our corporate customers as well as for its own account. Our treasury group:

  trades fixed income Brazilian government securities, derivative financial instruments, and bank and corporate debt securities;

  prices loans and investment products for the Retail and Wholesale Banking business units;

  engages in foreign currency trading transactions; and

  engages in derivative transactions, such as swaps for hedging and arbitrage purposes.

Our treasury unit carries out both domestic and international functions. Our domestic treasury unit works as a centralized pool of liquidity for Unibanco. This department determines base rates and prices of investments. Two important subdivisions of our domestic treasury unit are the local money market and the foreign exchange desks. They carry out all our trading and arbitrage activities in the domestic financial market. In addition, they manage all portfolios denominated in local currency that are originated from our interbank and client transactions.

Our international treasury function consists primarily of accessing offshore funding sources.

We carry out our trading and positioning activities within clearly defined limits determined by our financial committee, which establishes and reviews monthly the exposure limits. This committee consists of members of our board of directors and our senior officers. Our risk management unit monitors positions, ensures compliance with limits and makes recommendations to the financial committee.

Cash Management

Our cash management unit advises our clients and provides products relating to cost reduction, productivity increases and better administrative control over their cash flows, in each case based on the particular circumstances of each client’s business. We also maintain, with fifteen other banks, the Connexión America, which offers integrated cash-management services in Latin America. At the end of 2002, some 80,000 customers were making use of Unibanco’s cash management services, such as payments and credit, a 54% increase compared to 2001. The volume of collections, accounts payable and payrolls in 2002 increased by 33% compared to the previous year, to 144 million transactions.

Insurance and Related Activities

Overview

In our Insurance business, we engage in insurance and related activities mainly through our joint venture with AIG. This joint venture consists of UASEG, which is owned equally by Unibanco and AIG and managed by Unibanco, and several of AIG’s Brazilian insurance affiliates, each of which is approximately 50% owned by AIG and 50% by Unibanco. We refer to these affiliates as the AIG Brasil companies. According to SUSEP and ANAPP, in December 2002, Unibanco’s insurance, pension and retirement plan companies combined with the AIG Brasil companies were the fourth largest insurance provider in Brazil, based on gross premiums written and pension plans billings.

Insurance

In October 1997, we acquired approximately 50% of the equity of each of the AIG Brasil companies and AIG acquired approximately 50% of the equity of UASEG. While AIG holds a slight majority of the total equity of UASEG, we hold a majority of the voting shares and we have managerial control of the company, subject to consultation with AIG on certain strategic issues. AIG has control of the AIG Brasil companies, similarly subject to consultation with Unibanco on certain strategic issues.

As a result of our partnership with AIG, UASEG has launched several new products, including life insurance, extended warranty insurance for consumer goods, and automobile products. In 2001, we completed the consolidation of our systems and back office operations with those of AIG, in order to increase efficiency and cost savings. During 2002, administrative expenses were 2.6% lower than in the previous year. For the year ended December 31, 2002, administrative expenses represented 10.6% of the total premiums written compared to 13.8% for the year ended December 31, 2001.

As a result of our acquisition of Banco Bandeirantes in December 2000, UASEG acquired two insurance companies that were owned by Banco Bandeirantes. These companies were merged into UASEG on November 30, 2001. As a result, UASEG’s presence became stronger in strategic markets such as in northeastern Brazil. After giving effect to the acquisition of Banco Bandeirantes’ insurance operations the sales mix was changed, focusing on products with higher margin. New products were launched for the insurance brokerage channel, and four new offices were opened in northern and southern Brazil. UASEG’s gross premiums written in 2002, on an annualized basis, amounted to R$1.8 billion, representing a 27% increase over the previous year.

UASEG has the exclusive right to distribute insurance products through our branch network to our Retail and Wholesale Banking customers. We believe that this distribution channel gives it a competitive advantage over many insurance companies that are not affiliated with banks. Because approximately half of UASEG’s insurance premiums are generated through customers of our branch network, the company benefits from significant cost savings and marketing synergies. UASEG also markets its insurance products through approximately ten thousand independent brokers and Unibanco’s call center, website and in-store branches. The AIG Brasil insurance companies distribute their products through banks and financial institutions, as well as through mass marketing programs to affiliated groups.

We believe that UASEG is strategically positioned in the product segments that are most profitable and that have the greatest growth potential, such as home insurance, individual life insurance and personal accident insurance. Another noteworthy product is the warranty extension program for household appliances, marketed by Garantech, our joint venture with Multibrás, Brazil’s largest household appliances manufacturer. As of December 31, 2002, 1.6 million extended warranty contracts had been sold. We believe that UASEG is the leader in the market for extended warranty insurance on consumer goods.

In developing insurance products for corporate clients, we have achieved leading market positions in a variety of specialized areas, including directors and officers (D&O) insurance and coverage products for the petrochemical, aeronautics and international transport industries.

The following graph, based on information by SUSEP, ANS (National Health Agency) and ANAPP (National Association of Private Pension Plans), illustrates our 6.3% market share of total premiums for the year ended December 31, 2002:

Market Share –Year ended December 31, 2002

___________________
Source: SUSEP, ANS and ANAPP.

Although UASEG is a joint venture of Unibanco and AIG, we hold a majority of the voting shares of UASEG and therefore control the company. As a result, we consolidate the results of UASEG into our consolidated financial statements. Each of the AIG Brasil companies is jointly owned by Unibanco and AIG, but we do not control any of them since in no case do we have a majority of the voting shares. Accordingly, under USGAAP, we do not consolidate the results of the AIG Brasil companies into our consolidated financial statements. Instead, we account for the results of the AIG Brasil companies under the equity method.

Set forth below is selected financial information for our insurance operations for 2001 and 2002 under Brazilian Corporate Law. Although we account for the results of UASEG and the AIG Brasil companies as discussed above, the table below includes the combined results of 100% of UASEG and 100% of the AIG Brasil companies. The back office operations of UASEG and the AIG Brasil companies were consolidated in January 2001, and substantially all expenses of the combined insurance operations, including those of AIG Brasil companies, are included in the financial statements of UASEG. Accordingly, we believe that the financial results of our insurance operations are more meaningfully considered on a combined basis. Our net income reflects approximately 50% of the combined operations.

	For the year ended and as of December 31,

	2001	2002

	(in millions of R$, except percentages)
Selected results of operations data:
Gross premiums written	1,413	1,795
Net premiums earned	1,088	1,204
Underwriting gain (loss)	228	208
Net income	162	254
Operations ratios:
Claim or loss ratio(1)	61.6%	64.1%
Expense ratio(2)	37.1%	35.7%
Combined ratio(3)	98.7%	99.8%
Selected balance sheet data:
Technical reserves and losses reserves	657	781
Shareholders' equity	1,183	1.326
Return on average shareholders' equity(4)	21.1%	20.3%
_____	____________
(1)	The ratio of incurred claims losses and loss adjustment expenses to net premiums earned.
(2)	The ratio of policy acquisition costs and other underwriting expenses incurred to net premiums earned.
(3)	The sum of the loss ratio and the expense ratio.
(4)	Average stockholders' equity excludes tax credits and goodwill.

The following table shows the gross premiums written by our insurance operations for 2001 and 2002. For the reasons described above, we have presented the premiums written on a combined basis, including the premiums of Unibanco AIG companies.

	For the year ended and as of December 31,

	2001		2002

	R$ million	%	R$ million	%
Life (1)	349	24.7	413	23.0
Health (2)	72	5.1	84	4.7
Auto	431	30.5	490	27.3
Fire	179	12.7	346	19.3
Others (3)	382	27.0	462	25.7
Total	1,413	100.0	1,795	100.0
_____	____________
(1)	The majority of the life insurance premiums underwritten by Unibanco consist of term life insurance.
(2)	Health insurance includes premium equivalents.
(3)	Includes property and casualty, aviation, marine, financial lines, surety and personal property.

UASEG reinsures a portion of the risks that it underwrites, particularly large property and casualty risks, in excess of the retention limits defined by Brazilian legislation. The risks that exceed the retention limit must be assigned to IRB Brasil Resseguros S.A., formerly known as Instituto de Resseguros do Brasil.

In 1999, the Superintendência de Seguros Privados – SUSEP, the Brazilian insurance regulatory body, established rules for recognition, over a maximum of two years, of losses upon their occurrence and requiring reserves for claims incurred but not reported. The new rules are expected to accelerate the consolidation process of the Brazilian insurance industry, which we believe will favor highly capitalized companies such as UASEG.

UASEG ended 2002 among the leading insurance companies in Brazil in terms of underwriting results. UASEG’s combined ratio reached 99.8% in 2002, compared to an estimated average combined ratio for the insurance market in Brazil of approximately 107.2% in 2002, based on data provided by Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body). This result for 2002 is due to costs controls, conservative underwriting practices, regulation of claims, increased productivity and a focus on a more profitable product mix.

Pension and Retirement Plans

Unibanco AIG Seguros e Previdência S.A., or Prever, manages funds that consist of pension and retirement contributions made by institutional clients and individuals. Prever offers retirement plans with a guaranteed minimum rate of return. According to the National Association of Pension Funds (ANAPP), Prever was the fourth largest private pension and retirement plans fund manager in Brazil in 2002 in terms of funds under management. In addition Prever is one of the largest fund managers in the corporate pension plan segment in terms of consolidated corporate sales, with sales of R$338 million. Prever services approximately 526,000 individual and 880 corporate clients. At December 31, 2002, technical reserves stood at R$2.0 billion, an increase of 33.3% compared to December 31, 2001.

In October 2000 Prever introduced the Prever Invest, an investment product that combines profitability with the fiscal benefits that the private retirement plans offer. Moreover, its entire investment yield is transferred back into the fund. This product allows the client to choose between conservative, moderate and aggressive plans, and the client is not required to make monthly deposits.

In 2002, Prever experienced strong sales of two products, PGBL and VGBL plans, to Brazilian private pension plans.

  PGBL plans, Plano Gerador de Benefícios Livres, introduced in 1998, enable customers to save for retirement with a tax deductible feature and may include insurance coverage for death, accident or disability. PGBL plans are suitable for higher income customers.

  VGBL plans, Investir Seguro (VGBL - Vida Gerador de Benefício Livre) introduced at the end of March 2002, combine life insurance with investment, enabling the insured party to redeem the invested amount at any time, while still offering coverage in case of death, accident or disability. VGBL is not tax deductible for the investor. We believe that VGBL will attract the segment of the population with income around R$2,000 per month (approximately 12 million people).

In year 2002, total revenues of PGBL plans reached R$264 million, while VGBL plan revenues totalled R$91 million.

Wealth Management

Assets Under Management as of December 31, 2002

Our subsidiary, Unibanco Asset Management, is dedicated exclusively to the management of third party funds. It provides a broad range of asset management services, including fixed income and equity mutual funds and fixed income funds, and markets these services through our Retail Banking and Wholesale Banking operations.

As of December 31, 2002, UAM had R$18.4 billion in assets under management (including R$479 million under the management of Banco Dibens), a decrease of 8.4% compared to 2001. This decrease was primarily the result of a general decline in the asset management industry, due to the economic situation in 2002, which resulted in reduced inflow of funds in the retail and institutional segments. In the institutional segment, the pension funds industry was ordered to pay approximately R$10 billion in back taxes during the first semester of 2002, which strongly affected their investment capabilities. In May 2002, the Central Bank of Brazil introduced mark to market rules for fund portfolios. In the current market environment, this caused an outflow of funds in the retail segment from mutual funds to more traditional investment vehicles, such as time and savings accounts. In the private sector pension funds segment, UAM had R$3.9 billion under management as of December 31, 2002, giving UAM the second largest Brazilian market share at 9.4%, according to ANBID.

UAM generally charges fees for its mutual funds based on the average net asset value of the funds, which is calculated on a daily basis. UAM also manages portfolios for pension funds, corporations, private banking customers and foreign investors. For these services, UAM generally negotiates fees that are based on a percentage of assets under management, on investment benchmarks and on performance. In 2002, asset management fees averaged approximately 1.3% per year. The following information, which is the same under USGAAP and Brazilian Corporate Law sets forth the net assets of UAM’s principal funds and number of such funds as of December 31, 2001 and 2002.

	Net Assets		Number of Funds
	As of December 31,		As of December 31,
	2001(1)	2002	2001	2002
	(in millions of R$)
Mutual Funds:
Fixed Income	16,781	15,049	223	299
Equity	626	632	38	39

Total	17,407	15,681	261	338
Institutional Portfolios:
Pension Funds	1,524	1,696	99	86
Insurance Companies	819	635	18	18

Total	2,343	2,331	117	104

Individual Portfolios	105	102	18	12
Foreign Funds	224	270	13	7

Total	20,079	18,384	409	461

(1) Excludes assets under management by Banco Dibens of R$318 million in 2001.

UAM uses our branch network as one of its principal distribution channels. The acquisition of Banco Bandeirantes supports this strategy. UAM has also intensified its training of staff in our distribution areas, giving training courses to teams in 202 branches and corporate-site branches to ensure that the best possible investment advice is provided to our clients. In addition, UAM intensified its efforts to sell products through the Internet.

UAM was rated AAA in March 2002, the highest classification in the domestic scale, by the Atlantic Rating Risk Committee, which is a Brazilian rating agency. The AAA rating is valid for 12 months and is only granted to companies that provide excellent management of funds. In May 2000, Standard & Poor’s rated Unibanco Asset Management’s long- and short-term counterparty credit as “brAA-” and “brA-1” respectively. Since July 2001, UAM has held Standard & Poor’s “AMP-1” rating (“very sound”) with respect to its practices in managing third-party funds. This is the highest of five possible ratings. In May 2003, Unibanco was awarded the “Top Manager 2003” prize in the category “Great Equity Managers”, granted jointly by Standard & Poor’s and the newspaper Valor Econômico.

UAM was the first fund manager company to provide its clients with the benefits of the new income tax regulation concerning the remuneration of funds, which allows fund holders to offset fund losses against fund gains among the different funds held, with respect to stock, exchange rate and derivative funds, thereby optimizing the income tax paid (procedure established by Provisional Measure 16/01 and by the Normative Instruction 119/02 of the Brazilian Tax Authorities).

Private Bank

Our private banking unit targets high net worth individuals with potential investment portfolios of over R$1 million. Many of our private banking clients are major shareholders or senior executives of our corporate clients. Private banking had R$10 billion in funds under management from its 4,600 customers as of December 31, 2002.

Risk Management

We continuously strive to improve our risk management practices, which we have integrated into the various levels of our organization. A separate department that is headed by our chief financial officer is responsible for identifying, measuring and managing market, credit and operational risk institution-wide. In addition, some business divisions, due to their specific risk exposures, have dedicated risk management staff. The risk committee, composed of senior management, evaluates the risks involved in our activities and proposes risk management policies accordingly.

Credit Overview

Our credit policy is designed to manage risk while maintaining the flexibility required by market conditions and the needs of our customers. We limit our credit risk exposure by avoiding concentration on clients and particular sectors that we believe have high risk factors. We have various approval levels for both retail and wholesale credit applications. Depending on the size and type of exposure and the customer’s prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. Our centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail credit committees. We pre-approve credit limits to our customers for different types of credit lines based on their creditworthiness and size.

Corporate Credit

We base each credit decision on the following factors: financial history, cash flows, quality of management, relationship history, market conditions and other factors relating to credit risk. We employ an internal credit rating system which ranks companies from AA to H, within different levels, based on quantitative criteria, such as recent financial data, and qualitative aspects, such as management and succession issues. Although we only approve loans to borrowers with initial ratings of AA to C, our rating system goes up to H because borrowers’ financial situations can deteriorate after the loan is made. We consider companies with a credit rating of:

  AA and A to be very stable and with minimal credit risk and to be financially very sound;

  B and C to be less stable and require close monitoring (loans to companies ranked B and C are usually short-term, require significant security and other credit support);

  D, E, F and G to be higher risks or potential problems; and

  H to be poor credit risks (defaults) and fully provisioned against.

We review credit lines for corporate clients every 60 to 360 days, depending on the borrower’s rating and the external credit environment. With companies ranked B and C, we generally conduct a credit review every 90 days. With companies ranked A, we generally conduct a credit review every 180 days and with those ranked AA which have a credit line that represents less than 5% of our stockholders’ equity, every 360 days. As of December, 31, 2002, approximately 93.9% of our wholesale loan portfolio ranked between AA and C. See “Item 5. Operating and Financial Review and Prospects – Selected Statistical Information – Classification of Loan Portfolio” for a table which provides a breakdown of our corporate loan portfolio according to Brazilian banking practices.

Retail Credit

Credit management in the retail banking business, which is characterized by the processing of a large volume of credit requests, requires specialized systems and processes. We use a wide range of statistical tools to evaluate retail credit requests. These tools, which include credit and behaviour scoring, are backed by dedicated systems that were developed by us as well as by outside consultants. Our automated credit system is a special software program that services loans at all stages from their inception.

A plan was implemented to provide to the credit and collections manager a group of macro and microeconomic indicators, connected to the internal indicators, and the actions to be taken in the strategy according to the environment. This plan defines four different risk levels of those indicators, from a normal economic environment to a high recession/inflation scenario. For each one of those levels, credit and collection policies and strategies are pre-determined by the Chief Compliance Officer (“CCO”) to be used by the credit and collection managers. On a monthly basis, the CCO together with the Chief Executive Officer (CEO) evaluates the indicators and maintains or changes the risk level, as necessary, for the Retail segment.

In 2001 we started a new project, called “Credit and Collections Factory”, with the main focus to provide unified credit and collections operations, systems and platforms for all the Retail customers managed by Credibanco - Cartão Unibanco, Fininvest, InvestCred, Banco Dibens and LuizaCred. This project, to be implemented in the fourth quarter of 2003, will increase the quality of risk management in the Retail side, by providing improved platforms, systems and strategies. See “Item 5. Operating and Financial Review and Prospects – Selected Statistical Information Classification of Loan Portfolio” for a table which provides a breakdown of our retail loan portfolio according to Brazilian banking practices.

Loan Provisioning

The allowance for loan losses is the amount that has been provided for probable losses in the loan portfolio. The allowance is increased by provisions for loan losses and recoveries of loans previously charged-off and is reduced by charged-off loans deemed uncollectible. Our evaluation of the adequacy of the allowance is based on regular reviews of individual loans, recent loss experience, current economic conditions, the risk characteristics of the various classifications of loans, the fair value of the underlying collateral and other factors directly influencing the potential collectibility of loans. The allowance for loan and lease losses is maintained at a level that we believe to be sufficient to absorb estimated probable credit losses inherent in the loan and lease portfolio.

As of December 31, 2002, our consolidated allowance for loan losses was R$1,389 million, representing 5.5% of total portfolio, compared to 5.3% in 2001. Also, as of December 31, 2002, our ratio of non-performing loans to total loans was 3.9% and our ratio of allowance for loan losses to non-performing loans was 142.0% as compared with 4.2% and 127.3%, respectively, as of December 31, 2001.

The following table shows the quality of our loan portfolio for 2000, 2001 and 2002:

	As of and for the Year Ended December 31,
	2000	2001	2002
	(in millions of R$, except percentages)

Total loans	R$20,314	R$23,912	R$25,254
Nonperforming loans	867	1,002	978
As a percentage of total loans	4.3%	4.2%	3.9%
Allowance for loan losses	1,005	1,276	1,389
As a percentage of:
Total loan portfolios	4.9%	5.3%	5.5%
Nonperforming loans	116%	127.3%	142.0%
Provision for loan losses recorded	676	1,100	1,291
Loan charge-offs	(732)	(1,298)	(1,529)
Recoveries	305	469	351
Net charge-offs	(427)	(829)	(1,178)
Net charge-offs as a percentage of loans outstanding	2.7%	3.6%	4.9%

Market Risk

We believe we have a conservative policy regarding market risk exposures. The market risk exposure of our portfolio is independently supervised and controlled. All financial and principal non-financial subsidiaries, such as our credit cards, capitalisation, private pension funds and insurance business are evaluated on a daily basis. Market risk management is based on limits established by the financial and risk committees.

We limit our market risk exposure by managing our currency, maturity, and interest rate mismatches. Securities, derivatives, loans and fundings are analysed on a consolidated basis. Derivatives play an important role in managing asset and liability mismatches.

Exposure limits for our treasury unit are established considering market volatilities, scenario forecasts, opportunity for profit and the funding needs of the commercial bank. Trading and positioning activities are conducted within clear limits suggested by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

Derivatives have been used in Brazil as the main market instrument for trading activities. By trading in derivatives, we are able to achieve a lower credit risk exposure than would be achieved with a position in the corresponding cash instruments. The most common derivatives traded in the Brazilian market are interest rate and foreign exchange futures and swaps.

Most of our swap portfolio, by notional value, has financial institutions as counterparts. Most of this portfolio is guaranteed by the BM&F. We also trade with non-bank counterparties, most of which are customers of our commercial banking operations. Generally, these swaps have a time deposit as collateral.

Our securities portfolio consists mainly of Brazilian federal government bonds and notes. No state or municipal position was carried during 2002. Federal securities are the most liquid assets held by Unibanco in Brazil and can be converted to cash almost instantly. We also have been carrying an eurobond portfolio of low risk Brazilian issuers. This is a small portfolio when compared to our government securities position.

The instrument durations traded in Brazil are still short when compared to international standards. Therefore, the price risk associated with our domestic portfolio tends to be lower than that associated with our international portfolio. Progressively, the Central Bank is lengthening maturities of government liabilities.

We employ the “value at risk”, or VAR, methodology for evaluating our risks. VAR is generally defined as the potential one-day loss in portfolio value from adverse market movements and is based on probability analysis. We consider a 99.0% confidence level (2.33 standard deviation) to calculate our VAR, and we calculate VAR for each business day. Procedures such as back testing are used to ensure the model’s precision and consistency. The analysis captures all financial assets and liabilities, including derivative instruments. We also make use of stress testing evaluation, based on hypothetical macroeconomic scenarios, in order to prevent strong adverse impacts on the results. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Operational Risks

Operational risks are related to an institution’s unexpected losses, due to its systems, processes, practices and control measures being incapable of withstanding human error, damaged support infrastructure, fault modelling, services or products, and to business environment changes or other adverse market conditions.

To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, we created an internal control structure. This features a listing of risks and controls to standardize language and facilities risk and control understanding by all staff members. It also includes an internal controls system — found in the corporate intranet portal — which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and assess the effectiveness of current controls. This process, which is ongoing, allows controls to be improved, resulting in reduced risk exposure.

The collected data provide support for the monitoring and performance evaluation of the units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operational risk exposure, thereby establishing the rational allocation of capital.

Management of Systems Risk

As banking operations diversify and the volume of transactions involving computers and telecommunications networks increases, the importance of information technology and the potential impact of systems failures have grown. Accordingly, we have devoted substantial resources to ensure the reliability and stability of our computer and related systems. Our principal computer facility is located in São Paulo. We maintain a backup system near the main facility to provide coverage in the case of system failures. We designed this backup system to operate automatically if the main system malfunctions. We also prepare and store backup files recording all banking activities. We also conduct periodic testing to monitor the proper functioning of our backup procedures and files.

Insurance Underwriting

Since the establishment of our joint venture with AIG, underwriters from both companies formed a combined underwriting process. UASEG uses information from insurance applications to evaluate life insurance proposals. For certain applicants, a medical examination is required to better analyse the risk. Property and casualty insurance underwriters and engineers assess and evaluate risks prior to quotations for property and casualty coverages. The evaluation of underwriters and engineers are reviewed and underwritten at the head office of UASEG. We draw on our specialized knowledge of industry segments and catastrophe control, so that our underwriting decisions can take into consideration relevant account data and industry factors.

Funding

Our principal source of funding is deposits from the Brazilian public, including individuals and businesses. At December 31, 2002, our total deposits were R$26.1 billion, representing 36% of our total liabilities.

We provide four types of deposit accounts:

  demand accounts, which do not bear interest;

  saving accounts, which earn approximately 6% per annum (or 0.5% per month) plus the Taxa Referencial, an interest rate established by the Central Bank;

  time deposits, which earn interest; and

  interbank deposits from financial institutions, which earn the interbank rate.

Savings deposits with banks in Brazil typically only pay interest after funds have been left on deposit for at least one calendar month by individuals and 90 days by corporations. Interest earned by individuals on all savings accounts is income tax free. Time deposits either pay a fixed interest rate or a floating rate, which is typically a percentage of the interbank rate. The breakdown between fixed and floating rate deposits varies from time to time, depending on the interest rate expectations of the market. At December 31, 2002, 92% of our time deposits carried a floating interest rate and 8% carried a fixed rate of interest.

The following table sets forth our total deposits, by type and source, as of December 31, 2000, 2001 and 2002:

	As of December 31,
	2000	2001	2002
	(in millions of R$)
From Customers:
Demand deposits	R$2,262	R$2,003	R$3,247
Time deposits	6,735	10,858	16,854
Savings deposits	4,076	5,115	5,889
From Banks:	395	579	64

Total	R$13,468	R$18,555	26,054

The following table sets forth the mix of the retail and wholesale deposits at our domestic offices as of December 31, 2000, 2001 and 2002:

	As of December 31,
	2000	2001	2002
	(in millions of R$)

Retail	R$8,460	R$9,592	R$12,223
Wholesale(1)	5,008	8,963	13,831

Total	13,468	18,555	26,054

(1) Includes deposits from Wealth Management

Other Sources

Due to changes in the macroeconomic environment in Brazil, in 2001 and 2002 our domestic treasury unit played a very important role in providing funding to Unibanco, facilitating our growth strategy of developing market segmentation to permit the offering of differentiated products and services.

We have obtained US dollar-denominated lines of credit with our correspondent banks to provide a source of trade finance funding for Brazilian companies. As of December 31, 2002, our total import and export funding was approximately R$4.1 billion, compared to R$3.4 billion in December 31, 2001.

We borrow foreign currency in the international markets either by borrowing privately or issuing debt securities for the specific purpose of onlending such funds in Brazil to Brazilian corporations and financial institutions. These onlendings take the form of loans denominated in Brazilian currency indexed to the US dollar. We believe we are one of the most active Brazilian financial institutions in the Eurobond market. As of December 31, 2002, we had approximately R$2.2 billion of securities outstanding in the Eurobond market, compared to R$2.7 billion as of December 31, 2001.

In 2002, we completed two long-term foreign currency funding operations. In April 2002, we issued subordinated debt in the amount of US$200 million, with an initial interest rate of 9.375% per annum (up to the fifth year) and an interest rate of 11.7995% per annum from the sixth year to maturity. In May 2002, we securitised receivables in the amount of US$400 million with a seven-year term at a rate of quarterly LIBOR plus 0.57%.

BNDES, the Brazilian national development bank, and its affiliates provide special purpose funding to targeted groups of domestic private sector borrowers. BNDES provides this funding through intermediary banks. We borrow funds from BNDES or Finame, the equipment financing subsidiary of BNDES. We participated as onlender in BNDES-financed transactions valued at approximately R$5.3 billion in 2002, R$4.4 billion in 2001 and R$3.3 billion in 2000.

Technology

Technology is important to the execution of several components of our business strategy. In order to serve our customers’ needs effectively and increase our profits from operations, we have invested heavily in new technology to enable Unibanco to retain and enhance our competitive position in various markets. We intend to continue to invest in technology as a means of enhancing the quality of our services and controlling costs. We believe this approach to technology provides Unibanco with a critical edge over many of our competitors.

During 2002, Unibanco invested a total of R$131 million on technology, under Brazilian Corporate Law. Of this total amount, we invested: R$13 million on Cartão Unibanco projects; R$42 million on our central computer systems; R$19 million on our website (including Banco1.net); R$33 million on our management information system; R$12 million on upgrading our ATMs and call center; and R$12 million on implementing the new Brazilian payment system.

We also invested R$53 million on product development, aimed at satisfying the growing demand from our customers.

We invested a further R$26 million on back-office upgrading, business support areas and processing. During the year, we started the process of resizing our operational buildings and facilities to prepare them to meet the expected growth of our client base. Expenses relating thereto, including infrastructure and equipment, amounted to R$53 million.

We have also installed a new security system, aimed at increasing security levels at our facilities and reducing robbery-related losses, at a cost of R$16 million.

One important aspect of our investments is geared towards providing greater availability of our systems to customers. Our current availability levels range from 99% to 100%. We believe that the quality of our systems is equivalent to those of the most advanced international financial organizations.

Competition

Banking

The market for financial services in Brazil, including banking, insurance and asset management, is highly competitive. Since 1990, the banking industry in Brazil experienced a period of consolidation. A number of banks were liquidated, many important state banks were privatised and many medium-sized private sector banks were also sold. As of December 31, 2002, there were 143 multiple-service banks, 23 commercial banks, 23 investment banks, and numerous savings and loan, brokerage, leasing and other financial institutions.

The Brazilian banking industry has also faced increasing new major competition from foreign banks in recent years. Certain large United States banks, such as Citibank and BankBoston, have long established a presence in Brazil. Large foreign financial groups, such as BSCH (Banco Santander Centro Hispano), ABN AMRO and HSBC, have gained entry into the Brazilian market through the acquisition of various Brazilian financial institutions in the past years.

Banco Bradesco and Banco Itaú, respectively, are the two largest private sector banks in Brazil, followed by Unibanco, Banco Santander-Banespa, Banco ABN AMRO Real, Banco Safra and HSBC Bamerindus. In November 2000, BSCH acquired Banespa, the state bank of São Paulo. In January and February 2002 Banco Bradesco acquired Banco Mercantil and Banco Cidade, respectively, increasing the gap in terms of assets between Unibanco and the larger banks. In September and December 2002 Banco Itaú acquired BBA Creditanstalt (a wholesale bank) and Banco Fiat, respectively. On January 13, 2003 Banco Bradesco S.A. announced an agreement to acquire 99.99% of Banco Bilbao Vizcaya Argentaria Brasil S.A. In April, 2003 the acquisition of 95% of Banco Sudameris by ABN Amro Bank was announced.

We also face competition to a lesser extent from public sector banks, some of which have a larger distribution network and larger customer base than we do. Public sector banks, the largest of which are Banco do Brasil S.A. and Caixa Econômica Federal, accounted for 40.0% of total lending in the Brazilian banking system as of December 31, 2002, compared to 34.9% as of December 31, 2001. Public-sector banks operate within the same legal and regulatory framework as the private sector banks. However, a significant portion of public sector banks’ lending activity relates to sectors, such as residential mortgage and agricultural lending, on which private sector banks tend not to focus.

See “Risk Factors — Factors Relating to the Brazilian Banking Industry — The increasingly competitive environment in the Brazilian financial services market may negatively affect our business prospects”.

       Insurance

The Brazilian insurance market is highly competitive, consisting of 93 insurance groups of varying sizes at year-end 2002. Our primary competitors are the Sul América Group, Banco Bradesco, Porto Seguro and Banco Itaú. For the year ended December 31, 2002, these four companies together accounted for 54.4% of premiums (based on information provided by SUSEP) written in the Brazilian insurance market. UASEG and the AIG Brasil companies, on a combined basis, had a 6.0% share, without pension plans. See “Insurance and Related Activities - Insurance”. Although companies that operate nationwide underwrite the majority of the business, we also face competition from local or regional companies in various markets because of their relatively cheaper cost structure or because their specialization in certain niches. We believe that the main competitive factors are insurer’s strength, brand name recognition, quality of services and competitive rates.

The opening of the Brazilian insurance market to foreign insurance companies in June 1996 increased competition. A number of foreign companies have entered into the Brazilian market, including the Hartford, Nationwide, Principal, Metropolitan Life, Prudential, AXA and ING. Despite increased competition, we believe that our joint venture with AIG has strengthened our competitiveness as a leading company in the Brazilian insurance market.

       Credit Cards

The Brazilian credit card market is highly competitive, consisting of approximately 41 credit card issuers of varying sizes. The primary competitors of Credibanco, Credicard and Fininvest are Banco Itaú, Banco do Brasil, Banco Bradesco, Santander and Banco ABN AMRO Real. We believe that the primary competitive factors are price (interest rate, cardholder fees and merchant fees), card distribution network, card acceptance and name recognition.

Co-branded cards, particularly with companies that offer rewards, discounts or mileage programs, such as airline companies, are increasingly being adopted by credit card companies to expand their client base.

Consumer finance companies, while targeting different economic segments of the population than banks generally do, are likely to continue expanding their credit card activities.

Other competition for credit cards exists in the form of post-dated checks, a popular means of term payment in Brazil by which customers pay for merchandise and services with future dated bank checks, effectively allowing payment over a longer term. However, we believe that credit cards will gradually replace post-dated checks as the primary method of term payment because of their convenience, safety and growing acceptance.

       Asset Management

The asset management industry in Brazil is still in an early stage of development compared with international markets, with activity dominated by commercial banks offering fixed-income funds to retail bank customers. Our competition in the sector includes such traditional competitors as Banco do Brasil, Banco Itaú, Banco Bradesco, HSBC, Citibank, CEF (Caixa Econômica Federal) and BankBoston. Recently, competition has intensified in the institutional segment. As a result, management fees in this segment have decreased significantly, while fees in the retail mutual funds segment have remained stable. Therefore, a balanced participation in the retail and institutional segments will remain a critical success factor during the expected consolidation of the asset management industry.

In the institutional segment, UAM is seeking to increase assets under management above the average for the industry. We believe that UAM has several competitive advantages, particularly its ability to offer a wide product range and a strong brand.

In addition, UAM has differentiated itself due to the quality of its investment process, which includes credit analysis, macroeconomic and company research, asset allocation models and risk control. Based on its ranking in the market and economies of scale, we believe that UAM is well placed to take full advantage of the opportunities that the consolidation of the industry will bring.

THE BRAZILIAN BANKING INDUSTRY

General

      The Brazilian banking industry consists of several types of government-owned and privately-owned financial institutions, including multiple service banks, commercial banks, investment banks and savings and loan associations, as well as other institutions authorized to operate by the Central Bank, including brokerages and leasing companies. As of December 31, 2002, there were approximately 143 multiple-service banks, 23 commercial banks, 23 investment banks, and numerous savings and loans, brokerage, leasing and other financial institutions.

      Government-owned banking institutions play an important role in the Brazilian banking industry. These institutions hold a significant portion of the banking system’s total deposits and total assets and are the major lenders of government funds to industry and agriculture. Certain government-owned financial institutions have been privatized during the last years and others have been included in the privatization programs established by the federal and state governments. We expect that some of the remaining institutions will soon be part of the private sector although the principal financial institutions will remain owned by the government.

Principal Financial Institutions

      Public Sector

      The federal and state governments of Brazil control several commercial banks and other financial institutions. The primary purpose of these institutions is to foster economic development, primarily in the areas of agriculture and industry. In addition, state development banks act as regional development agencies.

      The three main public financial institutions controlled by the Brazilian government are:

  Banco do Brasil, which provides a full range of banking products to both the public and private sectors. Banco do Brasil is the largest commercial bank in Brazil and the primary financial agent of the Brazilian government;

  BNDES, a development bank which provides medium- and long-term financing to the Brazilian private sector, largely in the area of industry. BNDES provides funding both directly and indirectly through onlending by other public and private sector financial institutions; and

  Caixa Econômica Federal, which is involved principally in deposit-taking and provides financing for housing and urban infrastructure.

      Private Sector

      The following are the most important types of private sector financial institutions:

  multiple-service banks, such as Unibanco, which are licensed to provide a full range of commercial banking, investment banking (including securities underwriting and trading), consumer finance and other services;

  commercial banks, which are primarily engaged in wholesale and retail banking. They are particularly active in taking demand and time deposits and lending for working capital purposes; and

  investment banks, which are principally engaged in underwriting securities and structured transactions.

REGULATION AND SUPERVISION

Principal Regulatory Bodies

      There are three principal regulators in the Brazilian banking industry:

  the National Monetary Council (Conselho Monetário Nacional);

  the Central Bank (Banco Central); and

  the Securities Commission (Comissão de Valores Mobiliários).

      We summarise below the main functions and powers of each of these regulatory bodies:

National Monetary Council

•	establishes currency and credit policies
•	controls lending and capital limits
•	approves monetary budgets
•	establishes foreign exchange and interest rate policy
•	oversees activities related to the stock exchange markets
•	regulates the constitution and operation of financial institutions
•	grants authority to the Central Bank to issue currency and establishes reserve requirement levels
•	establishes general directives to the banking and financial markets

Central Bank	Securities Commission
•	implements the currency and credit policies established by the National Monetary Council	•	implements the securities and exchange policies established by the National Monetary Council

•	controls and supervises all public - and private-sector financial institutions by:	•	controls and supervises the Brazilian securities market by:

»	having the power to authorise:
– the establishment and operation of financial institutions
– capital increases by financial institutions
– the establishment of branches and facilities in Brazil and abroad
– mergers and acquisitions of financial institutions	»	having the power to approve, suspend and cancel: – the registration of public companies – the authorisation for brokers and dealers to operate in the securities market – public offerings of securities

»	establishing: – minimum capital requirements – compulsory reserve requirements – operational limits	»	supervising the activities of: – public companies – stock exchanges – commodities and futures exchanges – market members

»	requiring the submission of: – annual audited financial statements – semi-annual audited financial statements – quarterly revised financial statements – monthly unaudited financial statements	»	requiring: – full disclosure of material events affecting the market – annual and quarterly reporting by public companies

»	requiring full disclosure of: – all credit transactions – foreign exchange transactions – export and import transactions – any other related economic activity	»	imposing penalties

»	imposing penalties

      Brazilian Financial System Legal Reform - Amendment to the 1988 Brazilian Constitution

      In May 2003, an Amendment to the Brazilian Constitution (“EC 40/03”) was enacted to replace the existing restrictive constitutional provisions for a general permission to regulate the Brazilian financial system by specific laws. The EC 40/03 will allow a more concentrated focus on the different issues thereby leading to greater efficiency in the financial system. The Brazilian Congress may now vote several law proposals regulating the financial system which depended on the enactment of such constitutional amendment.

Principal Limitations and Restrictions on Activities

      Restrictions on the Extension of Credit

      Financial institutions may not grant loans to, or guarantee transactions of, their affiliates, except in some limited circumstances. For this purpose, the law defines an affiliate as:

  any company which holds more than 10% of the share capital of the financial institution;

  any company in which the financial institution holds more than 10% of the share capital; or

  managers of the financial institution (executive officers, directors and their family members); any company in which these persons hold more than 10% of the share capital or in which they are also managers.

      Moreover, there are currently certain restrictions imposed on financial institutions to extend credit to public-sector entities, such as government-owned companies and governmental agencies, in addition to certain limits of indebtedness to which these entities are subject.

      Restrictions on Risk Concentration

      Brazilian law prohibits financial institutions from concentrating risks in only one person or group of related persons. The law prohibits a financial institution to extend credit to any person or group of related persons in an aggregate amount equivalent to 25% or more of its adjusted shareholders’ equity. This limitation applies to all transactions involving extension of credit, including those involving:

  loans and advances;

  guarantees; and

  the underwriting, purchase and renegotiation of securities.

      Restrictions on Investments

      Financial institutions may not:

  hold, on a consolidated basis, permanent assets in excess of 50% of their adjusted shareholders’ equity, since December 31, 2002. This restriction was fixed at 70% until June 30, 2002 when it was reduced to 60%. This limitation was further reduced to its current level of 50% on December 31, 2002;

  own real property, other than real property for its own offices and branches; and

  acquire equity investments in other financial institutions abroad, without prior approval by the Central Bank.

      Repurchase Transactions

      Repurchase transactions executed in Brazil are subject to operational capital limits based on the financial institution’s shareholders’ equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its adjusted shareholders’ equity. Within that limit, repurchase operations involving private securities may not exceed twice the amount of adjusted shareholders’ equity. Limits on repurchase operations involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

      Foreign Currency Loans

      Upon registering with the Central Bank, financial institutions may borrow foreign currency-denominated funds in the international markets for any reason whatsoever without the prior written consent of the Central Bank, including on-lending such funds in Brazil to Brazilian corporations and other financial institutions. Banks make those on-lending transactions through loans denominated in Brazilian currency and indexed to the foreign currency in which the original loan was denominated.

      The Central Bank may establish limitations on the term, interest rate and general conditions of foreign-currency loans. It frequently changes these limitations in accordance with the economic environment and the monetary policy of the Brazilian government.

      Foreign Currency Position

      Only those institutions authorised by the Central Bank to operate in the foreign exchange markets may purchase and sell foreign currency in Brazil. The Central Bank imposes a limit on the net exposure of Brazilian financial institutions and their affiliates to assets and debt subject to foreign currency and gold fluctuation. The limit is currently equivalent to 30% of the institution’s adjusted shareholders’ equity.

      Management of Third Party Assets

      The Securities Commission supervises the management of third party assets. Only individuals or entities authorised by the Commission may act as managers of third party assets.

      Financial institutions must segregate the management of third party assets from their other activities. These institutions must appoint an officer as the agent responsible for the management and supervision of the third party assets.

      The Central Bank, except in very specific circumstances, has prohibited those institutions that manage third party assets and their affiliated companies from investing in fixed rate income funds which they also manage. The Securities Commission allows investments in equity funds. There are some rules regarding mutual funds portfolio diversification and composition, which aim to reduce exposure to certain types of risk.

      Pursuant to a change introduced by the Central Bank in February 2002, fund managers are required to mark their fixed-income securities to market and results in such fund’s portfolio assets must be accounted for at their fair market value, instead of at their expected yield to maturity, which was the former criteria.

Regulations Intended to Ensure the Safety and Soundness of Financial Institutions and the Financial System

      Internal Compliance Procedures

      All financial institutions must establish internal policies and procedures to control:

  their activities;

  their financial, operational and management information systems; and

  their compliance with all applicable regulations.

      The board of executive officers of a financial institution is responsible for implementing an effective structure of internal controls by defining responsibilities and control procedures and establishing corresponding goals at all levels of the institution. The board of executive officers is also responsible for verifying compliance with internal procedures.

      Either an internal audit department, which reports directly to the board of directors of the institution, or the institution’s external auditors, must be responsible for monitoring the internal control system.

      Independent Accountants and Audit Committee

      Regulation enacted by CMN on May 30th, 2003 established new requirements in respect of financial institutions’ independent accountants and created a mandatory Audit Committee.

      All financial institutions must be audited by independent accountants. The independent accountant can only be hired if it is registered with the Securities Commission, certified in specialised banking analysis by the Federal Board of Accounting (Conselho Federal de Contabilidade) and the Institution of Brazilian Independent Auditors (Instituto dos Auditores Independentes do Brasil) and if it meets several strict requirements that assure its independence. Moreover, financial institutions must replace their independent accounting firm at least every five consecutive fiscal years and a former accountant can be rehired only after three complete fiscal years since its prior service. The financial institutions must indicate a senior manager to be responsible for compliance with all regulations regarding financial statements and auditing.

      In addition to the auditing report, the independent accountants must report:

  an evaluation of the financial institution’s internal controls and risk management procedures, including its electronic data processing system, showing all deficiencies found.

  a description of the financial institution’s non-compliance with applicable regulation material to the financial institution’s financial statements or activities.

      All financial institutions with Reference Capital or consolidated Reference Capital equal or greater than R$200 millions must create, until December 31st, 2003, an internal audit committee. The audit committee must be created by the financial institutions’ bylaws and shall be integrated by at least 3 individuals, one of them specialised in accounting and auditing. All members must meet certain requirements that assure their independence. The audit committee reports directly to the board of directors and its main function is to:

  appoint the independent accountant to be elected by the board of directors;

  supervise the independent accountant’s work;

  request the independent accountant’s replacement when it deems necessary;

  review the financial statements for each semester, the management and the audit reports;

  supervise accounting and auditing, including their compliance with internal procedures and applicable regulation;

  evaluate the management compliance with the independent accountants’ advises;

  receive and publish information regarding non-compliance with internal procedures or applicable regulation;

  advice management regarding internal controls and procedures to be adopted; and

  meet with management, independent accountants and internal accountants to verify their compliance with the audit committee advises

      The independent accountant and the audit committee must immediately communicate to the Central Bank any event that may materially adversely affect the financial institution’s status, including material non-compliance with applicable regulation and any king of fraud.

      Capital Adequacy Guidelines

      Brazilian financial institutions must comply with guidelines similar to those of the Basle Accord on risk-based capital adequacy. The requirements imposed by the Central Bank differ from the Basle Accord in a few aspects. Among other differences, the Central Bank:

  imposes a minimum capital requirement of 11% in lieu of the 8% minimum capital requirement of the Basle Accord;

  requires an additional amount of capital with respect to off-balance sheet interest rate and foreign currency swap operations; and

  assigns different risk weights to certain assets and credit conversion amounts, including a risk weighing of 300% on tax credits relating to income and social contribution taxes.

      Under the Central Bank regulation, the net worth (or Reference Capital) of Brazilian financial institutions is represented by the sum of Tier 1 and Tier 2 capital and is taken into consideration for the purposes of defining their operational limits.

  Tier 1 capital corresponds to net worth plus positive result account minus (1) negative result account, excluding revaluation reserves, contingency reserves and special profit reserves related to mandatory dividends not yet distributed, and (2) the amounts related to preferred cumulative stock and preferred redeemable stock.

  Tier 2 capital corresponds to revaluation reserves, contingency reserves, special profit reserves related to mandatory dividends not yet distributed, preferred cumulative stock, preferred redeemable stock, subordinated debt and hybrid instruments. The total amount of Tier 2 capital may not exceed the total amount of Tier 1 capital, provided that: (i) the total amount of revaluation reserves in Tier 2 capital may not exceed 25.0% of the Reference Capital; (ii) the total amount of subordinated debt in Tier 2 capital plus the amount of preferred redeemable stock, in each case originally maturing in less than 10 years, may not exceed 50.0% of the Tier 1 capital amount; and (iii) a 20.0% reduction shall be applied to the amount of the subordinated debt and preferred redeemable stock in Tier 2 capital every year for the 5 years immediately preceding the respective maturity.

      Brazilian financial institutions may elect to calculate their Reference Capital on either a consolidated or unconsolidated basis.

      Capital Structure

      Financial institutions must be organised as corporations. As corporations, they are subject to all the provisions of Brazilian Corporate Law and, if they are registered as public companies, to the supervision of the Securities Commission.

      Financial institutions may divide their capital into voting and non-voting shares, although, non-voting shares may only represent up to 50% of their total capital.

      Treatment of Overdue Debts

      Under Central Bank regulations, banks have to classify their loans into 9 categories, ranging from AA to H, in accordance with their risk. Risk assessment includes an evaluation of borrower and guarantor (including their financial condition, aggregate indebtedness, cash flow, management, etc.) and the loans themselves (including the nature and purpose of the transaction, nature of guaranties and their amount). The regulations specify, for each category of loans, a minimum provision, as follows:

Loan Rank	Minimum Provision
AA	—
A	0.5%
B	1.0%
C	3.0%
D	10.0%
E	30.0%
F	50.0%
G	70.0%
H(1)	100.0%
_________________
(1)	Banks must write-off loans 6 months after they are ranked H.

      In general, banks must review the loan classifications annually. However, banks must review loans:

  Semi-annually in any case where the aggregate amount of loans extended to a single borrower or economic group exceeds 5% of the bank’s adjusted shareholders’ equity; and

  monthly in the case of loans that become past due.

      For loans that are past due, the regulations establish maximum classifications, as follows:

Number of Days Loan is Past Due(1)	Minimum Classification
15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H
_________________
(1)	In the case of loans with a maturity in excess of 36 months, the period is doubled.

      Banks are required to determine, on a monthly basis, whether any loans must be reclassified as a result of these maximum classifications, and, if so, must adjust their provisions accordingly.

      Finally, banks have to make their lending and loan ranking policies available to the Central Bank and to their independent accountants. They must also provide information relating to their loan portfolio along with their financial statements, including:

  breakdown of activities and nature of the borrower;

  maturities of the loans;

  amounts of rolled-over, written-off and recovered loans;

  loan portfolio diversification in accordance with the loan classification; and

  overdue loans – divided between loans past due up to 15 days and loans past due over 15 days.

      Central Credit Risk System

      Financial institutions are required to provide information to the Central Bank concerning the extension of credit and guarantees rendered to clients. The information is used to:

  strengthen the Central Bank’s supervisory capacity;

  make information concerning debtors available to other financial institutions (however, other institutions can only access information subject to client’s authorisation); and

  prepare macroeconomic analyses.

      If the aggregate amount of a client’s transactions exceeds R$20,000.00, the financial institution must provide the Central Bank with:

  the identity of such customer;

  a breakdown of such customer’s transactions, including any guarantees rendered by the bank with respect to his obligations; and

  information regarding the client’s credit risk classification based on the credit risk classification policy described above.

      For transactions below or equal to R$20,000.00, the financial institution must only report the total amount of transactions per client.

      Anti-Money Laundering Law

      According to the Brazilian anti-money laundering law, financial institutions must:

  maintain up-to-date records regarding their customers;

  maintain records of any transactions involving financial instruments, securities, precious metals or any other asset convertible into money, in excess of R$10,000.00;

  review transactions or proposals with characteristics which may indicate the existence of a crime;

  keep records of operations with checks for a period of 5 years; and

  communicate to the relevant authorities, within 24 hours, any suspicious transaction.

      In addition, the Brazilian anti-money laundering law created the Financial Activity Control Council.

      Anti-Tax Evasion Law

      Under legislation recently enacted by Congress, and corresponding regulations adopted by the Brazilian Government, the Brazilian fiscal authority is now authorised to require financial institutions to provide information generally protected by bank secrecy without judicial authorisation, as long as they have strong circumstantial evidence that a customer has engaged in tax evasion. Such evidence may be represented by, among others:

  declaration, by the customer, of transactions with a value lower that their market value;

  loans acquired from sources outside the financial system;

  transactions involving “tax havens”;

  expenses or investments which exceed the declared available income;

  overseas currency remittances through non-resident accounts (CC5) in amounts which exceed the declared available income; and

  legal entities which have their registration with the General Taxpayers Registry cancelled or declared null.

      Other than in the circumstances described above, information protected by bank secrecy laws can only be furnished in compliance with a court order or an order by a Congress Inquiry Committee (CPI).

Regulations Affecting Liquidity in the Financial Market

      Reserve Requirements

      The Central Bank currently imposes several compulsory reserve requirements on financial institutions. Financial institutions must deposit those reserves with the Central Bank. The Central Bank uses reserve requirements as a mechanism to control the liquidity of the financial system. Historically, the reserves imposed on demand deposits, savings deposits and time deposits accounted for substantially all amounts required to be deposited with the Central Bank. See “Item 5. Operating and Financial Review and Prospects – Macroeconomic Factors Affecting Our Financial Condition and Result of Operations – Effect of Government Regulation on Our Financial Condition and Results of Operations - Reserve and Compulsory Deposit Requirements”.

Taxation of Financial Transactions

      Temporary Contribution on Financial Transactions (CPMF)

      In August 1996, the Brazilian government imposed the Temporary Contribution on Financial Transactions (Contribuição Provisória sobre Movimentações Financeiras – CPMF) at a maximum rate of 0.25% and for a maximum period of two years which ended in January 1999. In March 1999, Constitutional Amendment No. 21 extended the CPMF for another three years, changing the maximum rate to 0.38% for the first twelve months (which started on June 17, 1999) and to 0.30% for the following period (starting on June 18, 2000). In December 2000, a Constitutional Amendment created a special fund to combat poverty, which is to be funded by an additional 0.08% to the CPMF, implemented on June 18, 2001. In June 2002, Constitutional Amendment No. 37 extended the period for the collection of the CPMF until December 31, 2004 at a rate of 0.38% until December 31, 2003 and at a rate of 0.08% from January 1, 2004 until December 31, 2004. The Brazilian government may change the applicable rate at any time, subject to the limits established by the Federal Constitution.

      The CPMF is generally levied upon any debit to bank accounts. This creates an incentive for clients to reduce transactions in the financial system and short-term investments.

      Tax on Financial Transactions (IOF)

      The Tax on Financial Transactions (Imposto sobre Operações Financeiras – IOF) is comprised of four different types, each with different rates depending on the kind of transaction. At present, actual rates are much lower than their legal limit.

      Generally the IOF is imposed upon the following transactions, at the following rates:

Transaction		Maximum legal rate	Present rate
•	credit extended by	1.5% per day	•	up to 0.0041% per day
	financial institutions			depending on the
•	credit extended by non-financial entities			transaction

•	transactions relating to securities and	1.5% per day	•	0.5% per day for investment funds of any type (1)
	transactions involving		•	0% on transactions with
	gold as a financial			equity securities
	asset		•	1% on transactions with fixed income securities (2)

•	insurance transactions	25%	•	2% for health insurance
	entered into by insurance companies		•	7% for all other types of insurance (3)

•	foreign exchange	25%	•	0% (general rule)
	transactions		•	2% on credit card transactions
			•	5% for remittances from abroad that will remain in Brazil for a period lower than or equal to 90 days
__________________
(1)	There are exceptions relating to real estate funds and to funds which invest in “emerging companies” (“fundos de investimento em empresas emergentes”).
(2)	There are several exceptions which are taxed at 0%, including transactions by financial institutions, by portfolios of investment funds and by government entities.
(3)	There are several exceptions which are taxed at 0%, including reinsurance transactions, export insurance and governmental insurance.

Regulations Affecting Our relationship with Our Clients

      The relationship between financial institutions and their clients is regulated in general by laws applicable to all commercial transactions, specially the Brazilian Civil Code. However, regulation established by CMN and the Central Bank address specific issues relating to banking activity and contracts, complementing the general regulation.

      The Consumer Defense Code and the Banking Client Defense Code

      In 1990, the Brazilian Consumer Defense Code was enacted to establish rigid rules to govern the relationship with between product and service providers and consumers and to protect final consumers. Some banking clients, particularly retail clients, have entered into lawsuits against financial institutions claiming the application of the Brazilian Consumer Defense Code to banking transactions, but the superior courts have not yet decided such issue. We understand that financial institutions are subject to the specific regulation of the National Monetary Council in relation to their clients. In fact, on July 26, 2001, the National Monetary Council enacted the Banking Client Defense Code in order to specifically regulate relationship between financial institutions and their clients.

      The New Civil Code

      Law No. 10,406 dated January 10, 2002, instituted a new Brazilian Civil Code (the “New Civil Code”), which took effect on January 11, 2003 and replaced the prior Civil Code and great part of the Commercial Code. The New Civil Code is very wide-ranging in application, governing individuals, corporations and other legal entities, and has provisions which affect, among others, contracts, including guarantees, property, family and succession law.

      Contractual obligations and guarantees entered into before January 11, 2003 will remain governed by the prior Civil Code solely in relation to their existence and validity; although the effects of such agreements as of January 11, 2003 will be governed by the New Civil Code. The changes made by the New Civil Code will be both in scope and scale in Brazil, but are not expected to have a material impact on our current business.

Bank Failure

      Intervention, Administrative Liquidation and Bankruptcy

      The Central Bank may intervene in operations, perform administrative liquidation or, in some circumstances, require the bankruptcy of any financial institution except those controlled by the federal government. The Central Bank may intervene if there is a material risk for creditors and liquidation can be avoided.

      Repayment of Creditors in a Liquidation

      In the liquidation of a financial institution, employees’ wage and indemnities and tax claims have the highest priority of any claims against the bankrupt estate. The Credit Insurance Fund is a deposit insurance system which guarantees a maximum amount of R$20,000 of deposit and credit instruments held by an individual against a financial institution (or against financial institutions of the same financial group). The Credit Insurance Fund is funded principally by mandatory contributions from all Brazilian financial institutions that work with customer deposits. The payment of unsecured credit and customer deposits not payable under the Credit Insurance Fund is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

      Brazilian Payment and Settlement System

      In December 1999 the Brazilian government released new rules for the settlement of payments in Brazil, based on the guidelines adopted by the Bank of International Settlements (BIS). After a period of tests and gradual implementation, the Brazilian Payment and Settlement System began operations in April 2002. However, full implementation is expected to be gradual, therefore allowing the entire system to adjust and minimising potential settlement risks. The Central Bank and CVM have the power to regulate and supervise this system. According to these rules, new clearing houses will be created and all clearing houses will be required to adopt procedures in order to reduce the possibility of systemic crisis and to reduce the risk currently supported by the Central Bank. The most important principles of the new Brazilian payment and settlement system are:

  There will be two main payment and settlement systems: real time gross settlements, using the reserves deposited with the Central Bank; and deferred net settlements, through the clearing houses;

  The clearing houses, with some exceptions, will be liable for the payment orders they accept; and

  Bankruptcy laws do not affect the payment orders made through the credits of clearing houses, nor the collateral granted to secure those orders. However, clearing houses have ordinary credits against any participant under bankruptcy laws.

Foreign Investment and the Federal Constitution

      Foreign Banks

      The Federal Constitution prohibits foreign financial institutions from establishing new branches in Brazil, except when duly authorised by the Brazilian government. A foreign financial institution duly authorised to operate in Brazil through a branch or a subsidiary is subject to the same rules, regulations and requirements that are applicable to any Brazilian financial institution.

      Foreign Investment in Brazilian Financial Institutions

      The Federal Constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorisation from the Brazilian government.

      Foreign investors without specific authorisation may also acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts offered abroad representing non-voting shares.

Supervision in Other Jurisdictions

      We have branches, subsidiaries and representative offices in several other jurisdictions, such as New York, Miami, London, Luxembourg, Paraguay, Cayman Islands and the Bahamas, including some entities acquired in connection with the acquisitions of Credibanco and Banco Bandeirantes.

      The Central Bank exercises global consolidated supervision over such branches, subsidiaries and representative offices. Furthermore, in most cases, we had to obtain governmental approvals from local central banks and monetary authorities in such jurisdictions before commencing business and in all cases we are subject to local authorities’ supervision.

Insurance Market

      Principal Regulatory Entities

      Two regulatory agencies oversee the Brazilian insurance system: the National Private Insurance Council (Conselho Nacional de Seguros Privados – CNSP), and the Private Insurance Superintendency (Superintendência de Seguros Privados – SUSEP). The SUSEP is responsible for implementing and supervising the CNSP’s policy and ensuring compliance with this policy by insurance companies and brokers.

      Insurance

      Insurance companies require government approval to operate, as well as specific approval from the SUSEP for each of their products. Insurance companies may sell policies only through qualified brokers.

      Insurance companies must set aside reserves, funds and provisions in accordance with the criteria established by the CNSP. The investments backing up the reserves must be diversified. A substantial portion of the assets in which insurance companies can invest in are securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to a series of rules and conditions imposed by the CMN regarding the investment of technical reserves.

      Insurance companies, subject to certain specific exceptions, are prohibited from:

  acting as financial institutions by extending credit or issuing guarantees;

  trading in securities; or

  investing outside of Brazil.

      Insurance companies must operate within technical limits set forth by SUSEP pursuant to rules established by the CNSP. The rules take into account the economic and financial situation of the insurance companies, the technical conditions of their respective portfolios and the results of their operations with IRB (as defined below).

      Reinsurance

      IRB-Brasil Resseguros S.A. – IRB had a monopoly over the Brazilian reinsurance market from 1932 through 1996. In 1996, the monopoly was formally eliminated. However, because further regulations need to be enacted in order to create a competitive reinsurance market, IRB still is the reinsurance monopolist in Brazil.

      All risks in excess of the companies’ maximum retention limits established by the SUSEP must be compulsorily reinsured or co-insured. According to industry practice, insurance companies also voluntarily reinsure or co-insure a portion of its exposure, regardless of whether they meet the maximum retention limits. Reinsurance is mainly used to reduce exposure to risk that the insurance companies face, contributing to maintain the operational capacity of such companies.

      Reporting Requirements

      Insurance companies must file unaudited monthly and audited semiannual and annual reports with the SUSEP.

      Liquidation

      Insurance companies are exempt from ordinary bankruptcy procedures and instead follow a special procedure administered by the SUSEP. Liquidation may be either voluntary or compulsory. The Minister of Finance has the authority to institute compulsory liquidation.

      Foreign Participation in the Insurance Market

      There is currently no rule restricting foreign investment in insurance companies. The direct participation of foreign companies (as well as those of private Brazilian companies) in the reinsurance market is pending regulation by an implementing law.

Securities Market

      The Brazilian securities market is regulated by the CMN and the Securities Commission. Current regulations impose several obligations on publicly traded corporations, such as:

  registration requirements;

  disclosure obligations;

  insider trading prohibitions;

  special qualification requirements for managers; and

  rules protecting minority shareholders.

      On October 31, 2001 Law No. 10,303 amended the Corporate Law, granting new protection to minority shareholders and imposing new requirements on publicly traded corporations.

ORGANIZATIONAL STRUCTURE

The following chart sets forth information about our significant subsidiaries, or Group:(1), (2)

__________________________
(1)	The percentages refer to the participation in total capital.
(2)	All corporations have been incorporated in Brazil unless otherwise noted.
(3)	This percentage includes treasury shares. If excluded, the participation of Unibanco Holdings in Unibanco would be 60.202%.
(4)	These corporations are mainly controlled by Unibanco Representação e Participações Ltda.
(5)	These corporations are mainly controlled by Unipart Participações Internacionais Ltd.
(6)	The total voting shares of this corporation was acquired on April 26, 2002.
(7)	Company resulting from the merge of Banco Credibanco S.A. into Banco Bandeirantes S.A.

Property, Plant and Equipment

Our principal executive offices are located in São Paulo, Brazil. We own a portion of these offices and lease the remainder. The three main offices, which we own, and the main activities carried on in each of them are:

  Unibanco Building (22,217 m2): Head offices and main administrative areas

  CAU (Unibanco Administrative Center — 45,673 m2): Data Processing Center, Information Technology, Accounting, Human Resources

  Barão de Iguape Building (20,772 m2): Back-offices and 30 Hours Telephone Center

We have also a number of other administrative offices, in the main Brazilian cities, most of which are also leased.

Of our total branches, 32% are owned by our Group and 68% are leased. We lease most of our branches under renewable leases with terms averaging five years.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

            Founded in 1924, Unibanco is Brazil’s oldest private sector bank. From our longstanding position as one of the nation’s leading wholesale banks, we have expanded our operations to become a full service financial institution providing a wide range of financial products and services to a diversified individual and corporate customer base throughout Brazil. Our businesses now comprise Retail Banking, Wholesale Banking, Insurance and Wealth Management.

      Principal Revenues and Expenses

      The following classification of revenues and expenses is based on our consolidated financial statements.

      Revenues. We have four main sources of revenues:

  Interest income. We earn interest income from our interest-earning assets, including our loans, securities and Central Bank compulsory deposits.

  Fee and commission income. Historically, we have earned service fee revenues from our Wholesale Banking activities, such as investment banking, corporate and trade financing, brokerage, mergers and acquisitions and project finance. More recently, due to strategic acquisitions and our growing presence in retail banking, including the consumer finance and credit card sectors, we have increased fee revenues in our retail business. Through our Wealth Management business, primarily Unibanco Asset Management, we earn asset management fees, based principally on the amount of assets under our management.

  Insurance premiums, private retirement plan and pension investment contracts income. Unibanco AIG Seguros receives premiums on the sale of life insurance and other insurance products, as well as insurance and investment product fees on life insurance. We also manage funds that consist of pension and retirement contributions, investment contracts made by institutional clients and individuals through Unibanco AIG Previdência S.A., or UASP.

  Non-interest income. We earn income relating to our equity in our unconsolidated companies, primarily Credicard and Redecard S.A., as well as from our foreign currency transactions and other non-interest income.

      Expenses. Our main expenses, which include both cash and non-cash items, are:

  Interest expense. We incur interest expense on our interest-bearing liabilities, such as deposits, short-term borrowings and long-term debt.

  Provisions for loan losses. We establish provisions for loan losses based on the size of our loan portfolio and our expectations regarding the ability of our customers to repay their loans.

  Non-interest expense. We incur expenses relating to salaries and benefits; administrative expenses; insurance, private retirement plan and investment contract expense; and other non-interest expenses.

      Accounting for Results of Unconsolidated Affiliates

      In accordance with U.S. GAAP, our equity in results of unconsolidated companies consists primarily of our proportionate interest in the results of affiliated companies whose results of operations are not consolidated. Under U.S. GAAP, we only consolidate the results of companies in which we have a controlling interest (either through a majority voting interest, or through the existence of other control factors). See Notes 2(j) and 11 to our audited consolidated U.S. GAAP financial statements.

      Our most significant interests in unconsolidated companies during 2002 were:

  a 33.3% equity interest in Credicard, the largest issuer of credit cards in Brazil; and

  a 31.9% equity interest in Redecard S.A., Brazil's largest processor of debit card transactions.

      Prior to December 1, 2000, when we acquired the remaining shares, we held a 49.7% equity interest in Fininvest and prior to April 2002 when we acquired the remaining 24.5% of the voting shares, we held, a 75.5% equity interest in Unicorp.

      For additional information concerning the contributions to our net income generated by unconsolidated companies, see “— Results of Operations for Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 — Non-Interest Income” and “— Results of Operations for Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 — Non-Interest Income.”

      Strategic Transactions

      In recent periods we have made several acquisitions and investments designed to help solidify our position in the Brazilian market as a leading full service financial institution. In particular, during 2000, we expanded our financial, insurance and credit card activities through three acquisitions:

  100% of Credibanco;

  100% of Banco Bandeirantes; and

  the remaining 50% of Fininvest that we did not already own.

      Although the impact of these acquisitions on our assets and liabilities is fully reflected in our consolidated balance sheet as of December 31, 2000, our results of operations for 2000 reflect only nine months of results, in the case of Credibanco, and only one month of results in the case of Banco Bandeirantes and Fininvest on a fully consolidated basis. The contributions of these companies to our consolidated results of operations are fully reflected in 2001 and 2002.

      Credibanco Acquisition. We acquired Credibanco, a small wholesale bank, in April 2000 for R$108 million. Our purchase of Credibanco was an opportunistic acquisition in keeping with our strategic goal of maintaining leading market positions in each of our Wholesale Banking segments. We accounted for the acquisition as a purchase and the results of operations of Credibanco are included from the date of purchase in our consolidated financial statements. The acquisition resulted in goodwill in the amount of R$41 million, which was being amortized over 5 years up to December 31, 2001, at which time amortization, using the 5-year period, ceased in accordance with SFAS 142. We adopted SFAS 142 effective January 1, 2002, goodwill was tested for impairment at January 1st and at December 31, 2002 and no impairment charges were recorded. See “— Critical Accounting Policys and Estimates — Impairment of long-lived assets, goodwill and other intangible assets” for a discussion of SFAS 142. We integrated Credibanco’s operations with ours during the course of 2000. Credibanco has operated the Cartão Unibanco credit card business since April 2001, when Cartão Unibanco, which until that point had been a separate legal entity, was merged into Credibanco. Beginning in the second quarter of 2001, the Cartão Unibanco operations have been Credibanco’s sole business. In April 2003 Credibanco was merged into Bandeirantes and after the approval of the Brazilian Central Bank will change the name to Unicard Banco Múltiplo S.A.

      Banco Bandeirantes Acquisition. We acquired Banco Bandeirantes, which was primarily a retail bank, in December 2000 from Caixa Geral de Depósitos in exchange for 17,533,606,262 shares of Unibanco and our parent Unibanco Holdings S.A., which had a market value at the acquisition date of R$1.1 billion. See “Item 4. Information on the Company — Principal Business Activities — Retail Banking — Acquisitions of Banco Bandeirantes and Fininvest.” As a result of the transaction, Caixa Geral de Depósitos owns directly and indirectly a 12.25% equity interest in us. We accounted for the acquisition as a purchase and the results of operations of Banco Bandeirantes are included in our consolidated financial statements from December 1, 2000. The acquisition resulted in goodwill in the amount of R$611 million, which was being amortized over 10 years up to December 31, 2001, at which time amortization, using the 10-year period, ceased in accordance with SFAS 142. We also paid as a result of the acquisition R$450 million for a customer relationship intangible, which is being amortized over 5 years. Goodwill was tested for impairment at January 1st and at December 31, 2002 and no impairment charges were recorded, as well as, we evaluated the live of customer related intangibles and no change was made regarding lives upon adoption of SFAS 142.

      We substantially completed the process of integrating Banco Bandeirantes in October 2001. This process involved the cost reductions for the year ended December 31, 2001 equivalent to 42% of the total annualized costs of Banco Bandeirantes prior to the acquisition, exceeding our initial projections of 35%; and the integration, conversion or closing of 523 points of sale, including overlapping branches and corporate-site branches.

      When we acquired Banco Bandeirantes, for U.S. GAAP purposes, we estimated that the restructuring charges directly related to the acquisition would total R$87 million, which we recorded as a liability and accrued as part of goodwill on our consolidated balance sheet as of December31,2000. During 2001, we completed the integration of Banco Bandeirantes into our operations, and utilized the entire restructuring reserve. Additionally, we recorded in 2001, R$14 million of further expenses relating to the integration of Banco Bandeirantes.

      Our acquisition of Banco Bandeirantes has increased the scale of our Retail Banking business. The increase in the number of customers and volume of transactions has lowered our average cost of transactions. This has resulted in cost reductions relative to the annualized costs of Banco Bandeirantes prior to the acquisition. Through the increase in our customer base we also increased our deposits, an important source of funding.

      The acquisition of Banco Bandeirantes has allowed us to expand our distribution network. Banco Bandeirantes had approximately 25% of its points of sale in the northeast of Brazil, a region in which we were interested in expanding. In addition, approximately 50% of its points of sale were in southeast Brazil, an important market in the retail banking business. Banco Bandeirantes also has corporate-site branches in hospitals, private schools and universities, which we view as potential areas of growth since these sites provide access to a large customer base.

      Fininvest Acquisition. In December 2000 we acquired from Icatú Group its 49.9% equity interest in Fininvest for R$483 million. Fininvest is the leading consumer credit company in Brazil servicing lower income individuals. See “Item 4. Information on the Company — Principal Business Activities — Retail Banking — Acquisitions of Banco Bandeirantes and Fininvest.” As a result of this transaction, we now own 100% of Fininvest. We accounted for the acquisition as a purchase, and the results of operations of Fininvest have been included in our consolidated financial statements since December 1, 2000. Prior to November 30, 2000, we accounted for the results of Fininvest using the equity method. The acquisition resulted in goodwill in the amount of R$405 million, which was being amortized over 10 years, up to December 31, 2001, at which time amortization, using the 10-year period, ceased in accordance with SFAS 142. Goodwill was tested for impairment at January 1st and at December 31, 2002 and no impairment charges were recorded.

      We began the process of integrating Fininvest in January 2001, which is ongoing. The integration process is being conducted in a manner designed to preserve Fininvest’s strong brand name and enhance its strategic positioning. Through Fininvest we intend to increase our market share in the lower income segment.

      Our acquisition of Fininvest has affected the quality of our loan portfolio, since the acquisition has significantly increased our exposure to the lower income segment of the retail market. This segment generally features a higher volume of transactions, higher spreads and higher default ratios than other segments. As economic conditions improve we expect to be able to increase the volume of transactions in this market. We also expect to see greater back office synergies through combining the back office activities of our retail finance portfolios and credit card businesses.

      Other Transactions. In addition to the acquisitions described above, since January 1, 2000, we have engaged in a number of other strategic transactions, including disposals:

  In February 2000 we sold our 10% stake in Zip.net to PT Multimedia, a subsidiary of Portugal Telecom. Zip.net was the third largest generic Internet portal in Brazil. The sale of our interest in Zip.net generated an after-tax gain of R$36 million in 2000.

  In February 2000 we, together with our fellow shareholders, sold Quatro/A Telemarketing & Centrais de Atendimento S/A, or Quatro/A, a leading Brazilian telemarketing firm, to Attento Holding Telecomunicaciones S.A. We owned 45% of the total capital of Quatro/A. This transaction generated an after-tax gain for Unibanco of R$63 million in 2000.

  In May 2000 we and PT Multimedia entered into an alliance to establish Banco1.net, Brazil’s first full-service e-bank and a portal focused on providing advisory services and financial guidance for individuals. Portugal Telecom has indirectly invested R$114 million in the form of subscription bonuses and capital increases. The transaction resulted in R$93million after-tax gain for Unibanco in 2000. In December 2001, Banco1.net entered into a strategic alliance with Investshop Corretora de Títulos e Valores Mobiliários S.A., or Investshop, Brazil’s largest provider of financial services through the Internet. As a result of this strategic alliance, Banco1.net account holders started to have greater access to Investshop investment products. The integration of the operational structures was concluded in April 2002. At the conclusion of the integration, Banco1.net became the holder of 100% of the capital of Investshop and Investshop Participações S.A. Investshop’s parent acquired an 8% participation interest in Banco1.net. We presently have a 55% interest in Banco1.net, Portugal Telecom has 27%, Investshop Brazil has 8% and third party investors have 10%. See “Item 4. Information on the Company — Principal Business Activities — Retail Banking — Banco1.net.”

  In December 2000 we and Banco Bradesco S.A. signed an agreement with PT Prime, a subsidiary of Portugal Telecom, through which we have outsourced our telecommunications network to PT Prime. Under the agreement, PT Prime has become Unibanco’s and Banco Bradesco’s main provider of management and administration services for corporate telecommunications networks and systems, through a company named BUS Serviços de Telecomunicação S.A., in which we and Banco Bradesco jointly held a 26% interest. In June 2002 we obtained the required government approvals to transfer BUS to PT Prime and we and Bradesco transferred our interest in Bus Serviços de Telecomunicações S.A. to PT Prime. As a result of the outsourcing transaction, we expect to recognize an after-tax gain amounting to R$188 million, beginning in July 2001 and ending in June 2006. In 2001 and 2002, we recognized R$19 million and R$38 million of this R$188 million which was applied towards reducing our expenses related to PT telecommunication Services. See Note 11-b to our audited consolidated financial statements.

  In September 2001 Fininvest and Magazine Luiza, a well-known Brazilian chain of department stores, announced a strategic partnership creating and sharing control of a new company, LuizaCred, to provide financing to the customers of Magazine Luiza. This partnership also gives us access to providing loans to the consumer segment of the retail market. We paid R$43 million for our 50% interest in LuizaCred and accounted for the acquisition as a purchase. The acquisition resulted in goodwill in the amount of R$32 million (recorded as investments in unconsolidated companies), which is subject to the provisions established by APB Opinion 18 “The Equity Method of Accountings for Investments in Common Stock”. Goodwill was tested for impairment and no impairment charges were recorded. . We do not consolidate this company since we do not have a majority voting interest.

  In October 2001 we signed a strategic alliance with Globex S.A., the owner of the nationwide chain of Ponto Frio household appliance stores. Pursuant to this transaction, we purchased a 50% interest in Globex’s subsidiary Investcred, which provides consumer finance to Ponto Frio customers. We paid R$111 million for our 50% interest in Investcred and accounted for the acquisition as a purchase. The acquisition resulted in goodwill in the amount of R$59 million, (recorded as investments in unconsolidated companies) which is subject to the provisions established by APB 18. Goodwill was tested for impairment and no impairment charges were recorded. We do not consolidate this company, since we do not have a majority control interest.

  In January 2002, Unibanco-Rodobens, our lay-away finance arm, which is jointly controlled by us and Rodobens Administração e Promoções Ltda., and Ford Credit Brazil established a joint venture for the sale of cars and the management of groups of the National Ford Consortium, a system for financing goods on an installment plan basis. Through this joint venture we intend to increase our presence in the car finance sector.

  In April 2002 we acquired from Moreira Salles Group its 24.5% equity interest in Unicorp, a private banking business, for US$36 million, equivalent to R$85 million at the acquisition date, based on independent appaisal report. As a result of this transaction, we now own 100% of Unicorp. We accounted for the acquisition as a purchase, and the results of operations of Unicorp have been included in our consolidated financial statements since April 1, 2002. Prior to March 31, 2002, we accounted for the results of Unicorp using the equity method, since we did not have a controlling interest. The acquisition resulted in goodwill in the amount of R$45 million at the date of the acquisition, which is subject to the provisions stated in SFAS 141 and 142. Goodwill was tested for impairment at December 31,2002 and no impairment charges were recorded.

      Charges and Expenses

      In recent periods, we have incurred restructuring charges, and capital expenditures that have significantly affected our results.

      Restructuring Charges. At the time of the Banco Bandeirantes acquisition in December 2000, we began to implement a restructuring plan designed to improve operating efficiencies and fully integrate the acquired branches and operations of Banco Bandeirantes, including information systems. The plan involved a variety of expenditures principally related to branch consolidation, systems integration and employee severance. At the time of the acquisition, we estimated that the restructuring charges directly related to the acquisition would total R$87 million, which we recorded as a liability and accrued as part of goodwill on our consolidated balance sheet as of December31, 2000. Through December31, 2000, we had not utilized this restructuring reserve. During 2001, we completed the integration of Banco Bandeirantes into our operations and utilized the entire restructuring reserve. Additionally, we recorded in 2001, R$14 million of further expenses relating to the integration of Banco Bandeirantes. In 2002 no restructuring charges was recorded.

      Other restructuring charges. Since 1995, we have been engaged in an ongoing “reengineering” program designed to improve operational efficiencies and profitability. See “Item 4. Information on the Company — Business Strategy — Guiding Principals — Ongoing Cost Control”. During 2000 in connection of a comprehensive program of self-examinations, that involved focusing all areas of the organization on our processes and structures, we have expended other restructuring charges of R$45 million as incurred.

      Capital Expenditures. We have made, and expect to continue to make, capital expenditures related mainly to improvements to our communications, computer, customer service and back office administrative systems. Unlike the reengineering costs described above, costs incurred with these improvements are being capitalized and depreciated in accordance with U.S. GAAP. We recorded R$487 million, R$531 million and R$333 million of total capital expenditures in 2000, 2001 and 2002, respectively.

MACROECONOMIC FACTORS AFFECTING OUR FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

      In addition to the changes to our financial condition and results of operations as a consequence of our organic growth and strategic transactions, we have been and will continue to be affected by Brazilian macroeconomic trends. Since the majority of all our Retail Banking customers and an overwhelming majority of our Wholesale Banking, Insurance and Wealth Management customers are Brazilian, our financial condition and results of operations are highly dependent on Brazilian economic conditions, including inflation and changes in interest rates. Changes in the Brazilian economy that adversely affect our customers’ ability to repay their loans or demand for our products and services could materially affect our financial condition and results of operations. Moreover, since a significant amount of our assets and liabilities are denominated in or indexed to foreign currencies, primarily the U.S. dollar, we are also significantly affected by changes in the value of the real relative to the U.S. dollar and other foreign currencies. External events, such as developments in other emerging market economies, as well as internal events, such as changes in government regulation affecting our business areas, also have an impact on our financial condition and results of operations. For additional information related to macroeconomic factors affecting our financial condition and result of operations, see “— Results of Operations for Year Ended December31, 2002 Compared to the Year Ended December 31, 2001,” and “— Results of Operations for Year Ended December 31, 2001 Compared to Year Ended December 31, 2000.”

      Brazilian Economic Conditions

      2000.     The year 2000 saw improvement in the economy compared to 1999, characterized by limited inflation, a resurgence of business activity and the ongoing process of controlling the fiscal deficit. Real GDP grew 4.5% during the year. Inflation fell to 9.8% and 6.0% in 2000, from 20.0% and 8.9% in 1999, as measured by the IGP-DI and IPCA, respectively. The Central Bank gradually reduced its base interest rate from 18.5% to 17.5% at June30, 2000 and further reduced it to 16.5% at December31, 2000 and to 15.25% at January 17, 2001. The real lost 9.3% of its value against the U.S. dollar over the course of the year, and the exchange rate fell from R$1.789 per U.S. dollar at December 31, 1999 to R$1.9554 per U.S. dollar at December 31, 2000.

      2001.     The growth of the Brazilian economy slowed in 2001, as the impact of the ongoing economic crisis in Argentina and lower levels of growth of the U.S. economy led the Central Bank to increase interest rates to control inflation. This increase in interest rates led to declines in investment and consumption in Brazil. The economic situation was exacerbated by the government’s announcement in May 2001 of measures designed to reduce the consumption of electricity in response to an electricity shortage. The measures paired with the Argentine crisis and declining economic growth in the United States, contributed to the reduction of GDP growth for 2001 to 1.5%. The real depreciated by 18.7% against the U.S. dollar from December31, 2000 to December31, 2001, as the exchange rate fell from R$1.9554 per U.S. dollar at December31, 2000 to R$2.3204 per U.S. dollar at December31, 2001. Concurrently with this devaluation, the Central Bank increased the base interest rate, from 15.25% per annum at January 17, 2001 to 16.25% per annum at April18, 2001, to 16.75% per annum at May23, 2001, to 18.25% per annum at June20, 2001 and to 19.0% per annum at July18, 2001. Inflation for 2001 was 10.4% and 7.7% as measured by IGP-DI and IPCA, respectively. At the beginning of a rising interest rate cycle, we generally benefit in that rising interest rates afford us a greater spread on time deposits and savings accounts. Over the longe term, however, continually rising interest rates could reduce economic activity and demand for credit, which would have a negative impact on our business.

      2002.     The economy deteriorated in 2002, primarily due to the political uncertainty relating to the presidential election. During 2002, the real/US dollar exchange rate fluctuated between a high of R$3.8949 per US dollar and a low of R$2.2709 per US dollar. At December 31, 2002 the value of the real was R$3.5333 per US dollar. The Central Bank decreased the base interest rate in July 2002. However, in October the Central Bank began increasing the base interest rate to a high of 25% in December 2002. Signs during the transition period that economic policy guidelines would remain the same led to a reduction in country risk already by the end of the year, from a peak around 2,400 bps in October to bout 1500 bps in December, followed by a similar movement from the return on domestic exchange rate linked bonds, which came from an average of 32% per annum in October to 25% per annum in December. Inflation for 2002 was 26.4% and 12.5%, as measured by the IGP-DI and IPCA, respectively. GDP for 2002 was 1.5%.

      2003 to Date. Following the installation of the new government, the financial crisis subsided, as the new government maintained the main guidelines of economic policy of the old government. The stabilization of the economy was partly due to the government’s decision to increase the primary surplus target from 3.75% to 4.25% of GDP, as well as to increase interest rates. The base interest rate increased to a high of 26.5% in February 2003, a level maintained by the Central Bank until the June meeting, when the overnight rate was reduced to 26%. The government has advanced proposals to reform the tax and social security systems and these have been well accepted, contributing to lowering the perception of risk surrounding Brazil. Hence, the Brazilian EMBI+ spread reduced from 1500 bps in December to 780 bps in May, while the return on exchange rate linked bonds came down to 6% per annum, from the 25% per annum level observed at the end of 2002. Despite these improvements, inflation remains high, having reached 6.8%, as measured by the IPCA during the first five months of the year, compared to 2.5% during a comparable period in 2002. GDP during the first quarter of the year increased 2% over the same period in 2002. At June 16, 2003, the exchange rate for reais into US dollars was R$2.8508 to US$1.00.

      The following table shows, for the dates and periods indicated, real GDP growth, the inflation rate and the average real interest rate in Brazil.

	For the Year Ended December 31,
	2000	2001	2002
Real GDP growth (1)	4.5%	1.5%	1.5%
Inflation rate (2)	9.8	10.4	26.4
Inflation rate (3)	6.0	7.7	12.5
Interbank deposit real interest rate (4)	17.4%	17.3%	19.1%

___________________
(1) Source: Fundação Instituto Brasileiro de Geografia e Estatistica (IBGE).
(2) Source: IGP-DI, as published by the Fundação Getulio Vargas.
(3) Source: IPCA, the Consumer Price Index published by IBGE.
(4) Source: Central de Liquidação e Custodia de Titulos Privados.

      Effects of Devaluation and Interest Rates on Net Interest Income

      The devaluation of the real may affect our net interest income, because a significant amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily the U.S. dollar. When the real is devalued, as occurred in certain periods over the last three years, we incur in losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and trade finance credit lines, as the cost in reais of the related interest expense increases. At the same time, we experience gains on our monetary assets denominated in or indexed to foreign currencies, such as our dollar-indexed securities and loans, as the interest income from such assets as measured in reais also increases because of the devaluation of the real.

      In addition, in periods of high interest rates such as in, our interest income increases as interest rates on our interest-earning assets increase. At the same time, our interest expense increases as interest rates on our interest-bearing liabilities also rise. Changes in volumes of interest-earning assets and interest-bearing liabilities also produce changes in interest income and interest expense. For example, a decrease in our interest income attributable to a decrease in interest rates may be offset by an increase in the volume of our outstanding loans during a period.

      The following table shows our foreign currency-denominated and foreign currency-indexed assets and liabilities, including derivative financial instruments, as of the dates indicated. The information below may not reflects the net exposure at other times and may not represent the future impact on our results, since the operations with final maturity in the following business day are not subject to changes in foreign currency because they are settle using an exchange rate of the previous day. Furthermore, we can change our exposure due to changes in market conditions or management’s decision.

	As of December 31,
	2000	2001	2002
	(in millions of R$, except percentages)
Assets
Cash and due from banks	R$88	R$349	R$236
Loans, securities and other assets	11,950	15,304	20,582
Premises and equipment, net	8	9	13
Investments in unconsolidated companies	104	126	26
Nonperforming loans	-	27	20
Allowance for loan losses	(92)	(90)	(342)

Total	R$12,058	R$15,725	R$20,535

Percentage of total assets	24.8%	29.5%	28.5%
Liabilities
Non-interest bearing deposits	R$85	R$158	R$790
Deposits, borrowings and other liabilities	9,393	10,274	14,413

Total	9,478	10,432	15,203

Percentage of total liabilities and stockholders’ equity	19.5%	19.5%	21.1%
Derivative financial instruments
Swap contracts
Liabilities position, net	R$1,642	R$3,195	R$1,886
Future contracts
Liabilities position, net	760	1,482	1,469
Swap contracts with daily reset
Asset position, net	-	-	18
Option contracts
Sale commitments, net	51	-	-

Net Exposure	R$127	R$616	R$1,995

      The balance of our foreign currency-denominated and -indexed assets exceeded the balance of our foreign currency-denominated and -indexed liabilities as of December 31, 2000, 2001 and 2002. The excess of foreign currency-denominated and -indexed assets over foreign currency-denominated and -indexed liabilities, led to net financial gains on our net foreign currency asset position for those periods.

      We have used swap and futures contracts and certain other hedging contracts to minimize the potential impact of currency devaluation and interest rate changes on our overall exposure. For more information on our use of derivatives for risk management and protection purposes, see “Item 4. Information on the Company — Risk Management — Market Risk” and Notes 2(e) and 28 to our audited consolidated U.S. GAAP financial statements.

      The following table shows how much of our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in the average interest rates, in each case for 2002 as compared to 2001, and 2001 as compared to 2000.

	2001/2000 Increase (decrease)	2002/2001 Increase
(in millions of R$)
Due to changes in average volume of interest-earning
assets and interest-bearing liabilities	R$1,168	R$1,163
Due to changes in average interest rates	297	(34)

Net change	R$1,465	R$1,129

      Effects of Devaluation and Interest Rates on Lending and Treasury Activities

      In 2000 the economic conditions improved slightly compared to 1999 and our provision for loan losses was R$676 million from R$534 million in 1999, mainly due to the increase in our loan portfolio as a result of organic growth and to a lesser extend due to the consolidation of Banco Bandeirantes and Fininvest in December 2000. The Brazilian economy slowed in 2001 as the increase in interest rates led to a decline in consumption. Our provision for loan increased to R$1,100 million in 2001 from, primarily as a result of the consolidation of Fininvest. Although Fininvest’s lower income segment requires higher provisions as a result of higher default rates, this segment generally features a higher volume of transactions and higher spreads. For the year ended December 31, 2002, our provision for loan losses increased to R$1,291 million from R$1,100 million in 2001, due primarily to increases in our individual loans and increasing allowance for losses on certain wholesale clients, affected by the deterioration in economic conditions in Brazil.

      Our balance of net loans outstanding grew to R$23,865 million as of December 31, 2002 from R$22,636 million as of December 31, 2001 and R$19,309 million as of December 31, 2000. This was primarily due to our organic growth in 2001 and the devaluation of the real which increased the value of our foreign currency denominated or indexed loans in reais terms in 2001 and 2002, despite a decrease in our balance loan indexed or denominated in foreign currency in US dollar terms, in both years, due to the deterioration in economic conditions, which decreased strongly the foreign lines.

      Due to the devaluation of the real in 2001 and 2002, which decreased our lending activities for US dollar – indexed loans, and higher interest rates, which reduced demand for our domestic loans, we had additional liquidity which we used to increase our investments in securities as a whole (including trading securities and securities available for sale and held to maturity). This liquidity was partially offset by the reimposition of the reserve requirements on time deposits in September 2001 and increases in reserve requirements on demand, saving and time deposits in 2002.

      As of December 31, 2002 our securities portfolio increased to R$18,117 million compared to R$15,596 million as of December 31, 2001 and R$9,160 million as of December 31, 2000. The increases were also attributable to devaluation of the real in 2001 and 2002. See “-Effects of Government Regulation on our Financial Condition and Results of Operations – Reserve and Compulsory Deposit Requirements”.

      Effects of Government Regulation on Our Financial Condition and Results of Operations

      Reserve and Compulsory Deposit Requirement. The Central Bank imposes several compulsory reserve requirements on financial institutions, as a mechanism to control the liquidity of the Brazilian financial system. The compulsory reserve policy affects the balance of our interest-earning assets by regulating our liquidity, and therefore our ability to offer loans and invest in securities. The compulsory reserve policy affects the balance of our interest-bearing liabilities because when the Central Bank reduces the reserve requirement on our deposits, we have more liquidity and are able to offer more attractive interest rates on our deposit products. Our ability to attract more deposits increases our interest-bearing liabilities and consequently our interest expense. Therefore, by changing the reserve requirements, the Central Bank is able to effect changes in the volumes of our interest-earning assets and interest-bearing liabilities, and consequently our interest income and interest expense.

      In September 2001 the Central Bank reimposed compulsory deposit requirements on time deposits, requiring financial institutions to make deposits in the form of government securities in an account with the Central Bank.

      During 2002 the Central Bank increased the rate of compulsory deposit requirements on time and savings deposits three times.

      In June 2002 the Central Bank increased the rate of compulsory deposit requirements on time deposits in the form of government securities in an account with the Central Bank and saving deposits in a form of cash deposit from 10% to 15% and from 15% to 20%, respectively, and in August 2002 the Central Bank created an additional reserve requirement of 3% on time deposits and 5% on saving deposits.

      In October 2002 the Central Bank increased the additional reserve requirements in cash deposit on time deposits to 8% and on saving deposits to 10%. The Central Bank also increased the additional reserve requirements on demand deposits to 8% in October 2002 from 3% in August 2002.

      These changes in compulsory deposit requirements in 2001 and 2002 contributed to the increase in our time deposits balance reserve requirement in the form of Brazilian government securities to R$3,720 million, as of December 31, 2002 from R$1,214 million as of December 31, 2001 and the increase in our demand and savings deposits balance reserve requirement to R$1,815 million, as of December 31, 2002 from R$1,455 million as of December 31, 2001. We measure changes as a result of the additional reserve requirements according to its impact on the balance of our demand, savings and time deposits as a whole. Our balance of demand, savings and time deposits reserve requirement increased to R$2,021 million as of December 31, 2002, due to the additional reserve requirements.

      These changes in the reserve requirements will have an effect on our liquidity and on our net interest income for future period.

      Capital Adequacy. In September 2001, the Central Bank also imposed higher capital requirements for banks’ foreign currency position to reduce level of excess capital. This new regulation required us to allocate more capital to cover our foreign currency asset and liability exposures. Previously we had not needed to allocate capital, as the Central Bank only required such allocation for foreign currency exposure exceeding 20% of adjusted capital. In September 2001, however, we had to allocate capital, as the Central Bank’s new regulation required allocation of 50% of capital for foreign currency exposure exceeding 5% of adjusted capital. In October 2002 this requirement was changed again to 100% allocation of capital for foreign currency exposure exceeding 5% of adjusted capital. Furthermore, the Central Bank reduced the maximum allowed foreign currency exposure from 60% to 30% of the adjusted capital. The current position therefore is that for exposure from 0% to 5% of adjusted capital, there is no requirement to allocate capital, between 5% and 30%, 100% of capital must be allocated and exposure above 30% is not permitted and is subject to penalties imposed by the Central Bank. We believe that these measures will not have a significant effect on our results of operations because our capital levels exceed the new increase requirements of the Central Bank.

      Taxes

      Income Tax. Our income tax expense is made up of two components: the federal income tax and the social contribution. For each of the years 2000, 2001 and 2002, the federal income tax was assessed at a rate of 25% and the social contribution was 9%.

      Other Taxes. In addition, Brazilian regulations impose other taxation to banks. This rate remained the same for the years 2000, 2001 and 2002. The contribution to Programa de Integração Social, or PIS, relating to the Employee’s Profit Participation Program at a rate of 0.65% on gross revenues. The contribution for Financiamentos de Securidade Social, or COFINS, relating to tax for social security financing at a rate of 3% on Gross revenues and the Contribuição Provisória sobre Movimentações Financeiras, or CPMF a temporary tax on financial transactions, at a rate of 0.38%. For a further discussion of CPMF, see “Item 4. Information on the Company — See Brazilian Banking Industry, Regulation and Supervision-Regulations Affecting Liquidity in the Financial Market-Taxations of Financial Transactions”

      Critical Accounting Policies and Estimates

      In preparing our consolidated financial statements, we use estimates and assumptions to account for certain assets, liabilities, revenues, expenses and other transactions in accordance with U.S. GAAP. The consolidated financial statements include various estimates and assumptions, as the adequacy of the allowance for loan losses, estimates of the fair value of certain financial instruments, the amount of valuation allowance on deferred tax assets and the selection of useful lives of certain assets. Actual results in future periods may differ from those estimates and assumptions, and if these differences were significant enough, our reported results of operations would be materially affected. We believe that among our significant accounting policies detailed in Note 2 to our audited consolidated financial statements, the following may involve the highest degree of management is judgment and complexity.

      Allowance for loan losses. We assess the overall risks in our loan portfolio and establish and maintain a reserve for probable losses. Our allowance for loan losses represents our estimate of probable losses inherent in the portfolio. The process we use to determine the reserve involves numerous estimates and judgments. We consider the frequency of default, risk ratings, and the loss recovery rates, among other things in making this evaluation, as well as the size and diversity of individual large credits. Changes in these estimates could have a direct impact on the provision and could result in a change in the allowance.

      Our large balance wholesale loans have distinctive characteristics and therefore cannot be evaluated as a group but instead are evaluated based on the risk characteristics of each individual borrower. We review credit lines for large-balance loans every 60 to 180 days, depending on the borrower’s rating and the external credit environment. Small-balance loans such as overdrafts, credit card, residential housing loans and consumer installment loans have similar characteristics and are analyzed by using specialized systems and processes, since retail loans are characterized by the processing of a large volume of credits. We use a wide range of statistical tools to evaluate retail requests, which include credit and behavior scoring. The allowance for credit losses attributed to loans is established using a process that begins with estimates of probable loss inherent in the portfolio based upon various analyses. These analyses consider the recent loss experience, current economic conditions, the risk characteristics of the various categories of loans, the fair value of the underlying collateral and other factors directly influencing the potential collectibility of loans. We evaluate the adequacy of the allowance for the loan losses on a monthly basis.

      Within the allowance for credit losses, when amounts are determined for specific loans, we measure impaired loans based on (i)the discounted cash flow value of the loan at the loan’s stated rate; (ii)the observable market price of the loan, if available; or (iii)the realizable value of the underlying collateral for collateral-dependent loans. A valuation allowance is established through the allowance for loan losses for the difference between the carrying value of the impaired loan and its value determined as described above. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect scheduled payments of principal and interest according to the contractual terms of the loan agreements.

      We believe that our allowance for loan losses is adequate to the present economic environment, which has led to a deterioration of asset quality, as borrowers are more likely to default on their loans. Within each risk level for our loans the minimum allowance for credit risk level is utilized as a general rule. However, based on our management’s judgment and experience, higher percentages are used within each level in order to more accurately evaluate the risk of certain clients, operations or portfolios.

      Valuation of Financial Instruments. Our financial instruments include fixed rate and equity securities derivatives and other financial instruments. We carry our investments at fair value if they are considered to be available for sale or trading securities. For the majority of our portfolios, fair value is determined based on externally quoted prices. We believe we have a conservative policy regarding market risks exposures. The market risk exposure of our portfolio is independently supervised and controlled. Changes in value of available for sale securities are recognized as a component of stockholders’ equity, unless the loss is not considered to be temporary. Impairment losses that are not considered temporary are recognized in earnings. We conduct regular reviews to assess whether other-than-temporary impairment exists.

      Deterioration in economic conditions could adversely affect these values. Changes in the fair value of trading assets and liabilities, including our derivatives for trading purposes with our customers or which do not qualify as hedges (primarily derivatives used to manage our overall exposure to changes in interest rates and foreign currencies), are recognized in earnings.

      Changes in the fair value of derivatives designated as fair value hedge as well as the changes on the hedged items are recognized in earnings. Changes in the fair value of derivatives designated as cash flow hedges are recognized as a component of stockholders’ equity.

      We determine fair value using quoted market prices, if available. If quoted market prices are not available, for fixed rate securities and derivatives, we used the quoted market price of comparable instruments, or we discount the expected cash flows using market interest rates commensurate with the credit quality and maturity of the investments.

      Insurance policy and claims reserves. Reserves for insurance claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the levels of reserves required. Reserves are adjusted regularly based upon experience with the effects of changes in such estimated reserves included in the results of operations in the period in which the estimated are changes and include an estimated reserves for reported and unreported claims incurred, recorded in “Other liabilities”.

      Income taxes. In preparing the consolidated financial statements we are required to estimate income taxes, which involves an estimation of current tax expense together with an assessment of temporary differences resulting from differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Our carrying value of net deferred tax assets assumes that we will be able to generate sufficient future taxable income based on estimates and assumptions. If these estimates and related assumptions change in the future, we may be required to record valuation allowances against our deferred tax assets resulting in additional income tax expense in the consolidated statements of income. We evaluate the reliability of the deferred tax assets frequently. During the year ended December 31, 2002 we recorded no valuation allowances related to our net deferred tax assets. See Notes 2(q) and 18 to the our consolidated financial statements.

      Impairment of long-lived assets, goodwill and other intangible assets. Our long-lived assets include premises and equipment, goodwill and other intangible assets. Premises and equipment and intangible assets with finite useful lives are amortized over their estimated useful lives. Useful lives are based on our estimates of the period that the assets will generate revenue. If circumstances and conditions indicate deterioration in the value of tangible or intangible assets the book value would be adjusted and a loss would be recognized in current operations.

      We adopted Statement of Financial Accounting Standards 142 (SFAS 142), “Goodwill and Other Intangible Assets.” SFAS 142 establishes that goodwill and identified intangible assets with indefinite useful lives are not subjected to amortization, but are tested for impairment on an annual basis. We adopted the provisions of SFAS 142 relating to non amortization and amortization of intangible assets on July 1, 2001 for all business combinations completed on or after the aforementioned date, and adopted the remaining provisions of SFAS 142 on January 1, 2002. In assessing the recoverability of goodwill and other intangible assets we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded. Goodwill was tested for impairment at January 1st and at December 31, 2002 and no impairment charges were recorded, as well, we evaluated the live of customer related intangibles and no charge was made regarding lives upon adoption of SFAS 142.

      We adopted SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” on January 1, 2002 and did not have a material impact on our consolidated financial statements.

      Provisions for litigation. Provisions for litigation are setup based on our legal counselors’ expectations regarding the outcome of the contingencies and based on our best estimate of the amounts that we would be required to pay. Therefore, such reserves are subject to a high degree of judgment and actual outcome way vary from our estimates.

OPERATING RESULTS

Unibanco Holdings

      Unibanco Holdings does not currently conduct any activities other than holding common and preferred shares of Unibanco. Therefore the results of operations of Unibanco Holdings are similar in all material respects to ours, other than minority interest (R$3,210 million at December 31, 2002) and financing activities, and are not discussed separately herein.

Results of Operations for Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      The following table shows the principal components of our consolidated net income for 2001 and 2002.

	For the Year Ended December 31,
	2001	2002	% Change
	(in millions of R$)
Net interest income	R$4,173	R$5,302	27.1%
Provision for loan losses	(1,100)	(1,291)	17.4
Non-interest income	3,761	3,216	(14.5)
Non-interest expense	(5,887)	(6,585)	11.9

Income before taxes and minority interest	947	642	(32.2)
Income tax	(38)	276	(826.3)

Income before minority interest	909	918	1.0
Minority interest	(84)	(115)	36.9

Net income	R$825	R$803	(2.7)%

      In a high volatil environment, net income in 2002 decreased R$22 million or 2.7% compared to 2001. The foreign exchange and liquidity crisis, reflected negatively on our results mainly on our trading operation.

      Our non-interest income-trading income (expenses) which includes the net loss on futures contracts, including the hedge of investments abroad, which do not qualify for hedge accounting under SFAS 133 “Accounting for Derivative Instruments an Hedging Activities” and the net realized and unrealized loss on trading securities and on swaps operations, was R$1,972 million, as compared to a R$120 million gain in 2001. This net loss on future contracts and net realized and unrealized on trading securities and swaps operations contributed to a decrease of 14.5% in our non-interest income. The provision for loan losses was also affected by economic conditions and increased to R$1,291 million in 2002 from R$1,100 million in 2001. These decreases in our income were offset by an increase of 27.1% or R$1,129 million in net interest income, R$905 million increase in foreign exchange gains on investments abroad due to 52.3% of the devaluation of the real and R$314 million decrease in income tax.

      Net Interest Income

      The following table shows the principal components of our net interest income, before provision for loan losses, for 2001 and 2002.

	For the Year Ended December 31,
	2001	2002	% Change
	(in millions of R$)
Interest income	9,713	15,045	54.9%
Interest expense	(5,540)	(9,743)	75.9

Net interest income	R$4,173	R$5,302	27.1%

      Net interest income increased by R$1,129 million, or 27.1%, in 2002 compared to 2001 as a result of a R$5,332 million or 54.9% increase in interest income, primarily due to devaluation of the real in 2002, resulting in higher interest income on our dollar-indexed interest earnings assets and the increase in Brazilian interest rates in 2002, resulting in higher interest income from our domestic loans and securities. At the same time interest expense increased R$4,203 million, or 75.9%, as a result of the same occurrences.

      The difference between the rates of increase in interest income, 54.9% and interest expenses, 75.9%, was largely due to accounting treatments for foreign exchange gains on our overseas investments, which are not recorded in interest income but rather were recorded as other non-interest income and the net expenses on certain derivatives liabilities transactions in futures contracts which are reset daily, reflecting the changes in interest rate and in exchange currency together with the change in fair value, which are recorded in non-interest income as trading income (expenses).

      The following table shows how much of the R$1,129 million increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in the average interest rates, including the effects of devaluation of the real, in each case for 2002 as compared to 2001.

2002/2001 Increase (decrease)
(in millions of R$)
Due to changes in average volume of interest-earning
assets and interest-bearing liabilities	R$1,163
Due to changes in average interest rates	(34)

Net change	R$1,129

      The average volume of interest-earning assets and the average volume of interest-bearing liabilities increased by 18.8% and 19.9%, respectively, in 2002 compared to 2001, resulting in an increase in net interest income of R$1,163 million. The average interest rates on interest-earning assets and interest-bearing liabilities increased by 30.3% and 47.1%, respectively, in 2002 compared to 2001, resulting in an decrease in net interest income of R$34 million.

      Net interest margin is net interest income as a percentage of average interest-earning assets. Our net interest margin increased to 10.8% in 2002 from 10.1% in 2001. This increase in net interest margin was due to the increase of 27.1% in our net interest income as discussed above, compared to a 11.8% increase in the average volume of our interest-earning assets, net of our interest-bearing liabilities.

      Interest Income. Interest income for 2002 increased by R$5,332 million, or 54.9%, primarily attributable to the increase in revenues in reais terms of our foreign currency indexed loans due to devaluation of 52.3% of the real in 2002, as compared with 18.7% in 2001 and to a lesser extent, as a result of the increase in interest rates in Brazil in 2002 which resulted in higher interest income on our domestic loan and securities. The two factors combined increased our average interest rates paid on our interest earning asset to 30.5% per annum in 2002 from 23.4% per annum in 2001.

      The following table shows the principal components of our average interest-earning assets and the average interest rates earned in 2001 and 2002.

	For the Year Ended December 31,
	2001	2002	% Change
	(in millions of R$)
Average interest-earning assets
Interest-bearing deposits in other banks	R$1,838	R$2,280	24.0%
Federal funds sold and securities
purchased under resale agreements	3,877	3,771	(2.7)
Central Bank compulsory deposits	646	871	34.8
Trading assets	10,406	8,001	(23.1)
Securities available for sale	2,153	5,535	157.1
Securities held to maturity	742	5,079	584.5
Loans	21,783	23,708	8.8
Other interest-earning assets	42	62	47.6

Total	R$41,487	R$49,307	18.8%

Average interest rate earned:	23.4%	30.5%

      The following table shows how much of the R$5,332 million increase in our interest income was attributable to changes in the average volume of interest-earning assets and changes in the average interest rates, including the effects of devaluation of the real, in each case for 2002 as compared to 2001.

2002/2001 Increase
(in millions of R$)
Due to changes in average volume of interest-earning assets	R$2,458
Due to changes in average interest rates	2,874
Net change	R$5,332

      Interest income increased R$5,332 million, or 54.9%, in 2002, primarily as a result of:

  R$1,837 million increase in interest income and fees on loans, to R$8,514 million in 2002 from R$6,677 million in 2001; and

  R$1,154 million and R$3,057 million increase in interest income on securities available for sale and securities held to maturity to R$1,500 million and R$3,113 million, respectively, in 2002 from R$346 million and R$56 million in 2001, respectively.

  R$146 million increase in interest income on federal funds purchase under agreements to resell.

  Offset by a decrease of R$955 million in interest income on trading assets

      The increase in interest income on loans was due to the increase in average interest rates to 35.9% per annum, in 2002 from 30.7% per annum in 2001, as a result of the devaluation of the real in 2002, since approximately 27.7% of our loan portfolio is denominated in or indexed into US dollars; and the increase in interest rates in Brazil during 2002 which resulted in higher interest income on our domestic loans and also due to a 8.8% increase in average loans mainly as a result of the devaluation of the real which increased average loans in reais term.

      The increase in interest income on securities available for sale and securities held to maturity was primarily due to our decision to increase our portfolios of securities available for sale and securities held to maturity, including the reclassification of certain federal government securities recorded as trading assets in 2001 which including, but not limited to the existence of funding in currency, maturities and positive spread as parameters to define our financial ability. As a consequence average balances of securities available for sale and securities held to maturity increased to R$5,535 million and R$5,079 million, respectively, in 2002 from R$2,153 million and R$742 million, in 2001. The devaluation of the real also increased both average balances in reais terms, as 37.4% and 99.7% of our portfolios of securities available for sale and securities held to maturity are indexed in or denominated into US dollars in December 31, 2002. The increase in interest income on securities available for sale and held to maturity was also due to the increase in average rates to 27.1% per annum and 61.3% per annum, respectively, in 2002 from 16.1% per annum and 7.5% per annum in 2001; as a result of the devaluation of the real and the increase in interest rates in Brazil in 2002.

      The decrease of R$955 million in interest income on trading assets was due to R$731 million of expense as a result of our swaps and forwards operations in 2002 as compared to R$55 million of income in 2001, attributable to the devaluation of the real in 2002, since a large part of swaps operations are indexed into U.S. dollar. The decrease was also a consequence of our decision to reclassify certain federal governments securities to securities available for sale and securities held to maturity, as above. As a consequence the average interest rate of trading assets decreased to 11.3% in 2002 from 17.9% in 2001.

      The increase in interest income on federal funds sold under agreements to resell was attributable mainly to the increase in interest rates in Brazil in 2002, which increased our average interest rates of federal funds sold and securities purchased under agreements to resell to 17.3% per annum, in 2002 from 13.1% per annum in 2001. This was partially offset by the slight decrease in the corresponding average volume to R$3,771 million in 2002 from R$3,877 million in 2001, as a result of market conditions.

      Interest Expense. Interest expense for 2002 increased 75.9% to R$9,743 million, primarily due to increase of 19.9% in our average interest-bearing liabilities and due to an increase in average rates paid on our interest-bearing liabilities (to 22.5% per annum in 2002 from 15.3% per annum in 2001) mainly due to the devaluation of the real and the increase in interest rates in 2002, which increased our interest expense on our borrowings denominated in or indexed into US dollars.

      The following table shows the principal components of our average interest-bearing liabilities and the average interest rates we paid on those liabilities in 2001 and 2002.

	For the Year Ended December 31,
	2001	2002	% Change
	(in millions of R$)
Average interest-bearing liabilities
Time deposits	R$8,263	R$13,799	67.0%
Savings deposits	4,419	5,284	19.6
Deposits from banks	458	296	(35.4)
Federal funds purchased and securities
sold under repurchase agreements	8,175	8,251	0.9
Short-term borrowings	6,800	6,133	(9.8)
Long-term debt	8,013	9,551	19.2

Total	R$36,128	R$43,314	19.9%

Average interest rate paid:	15.3%	22.5%

      The following table shows how much of the R$4,203 million increase in our interest expense in 2002 was attributable to changes in the average volume of interest-bearing liabilities and to changes in average interest rates, including the effects of the devaluation of the real, in each case for 2002 as compared to 2001.

2002/2001 Increase
(in millions of R$)
Due to changes in average volume of interest-bearing liabilities	R$1,295
Due to changes in average interest rates	2,908
Net change	R$4,203

      Interest expense for 2002 increased R$4,203 million, or 75.9%, mainly due to the following increases:

  R$2,015 million in interest on long-term debt to R$3,557 million in 2002 from R$1,542 million in 2001;

  R$1,080 million and R$66 million in interest on time deposits and saving deposits, respectively, to R$2,411 million and R$404 million respectively, in 2002 from R$1,331million and R$338 million respectively in 2001;

  R$922 million in interest on short-term borrowings to R$2,064 million in 2002 from R$1,142 million in 2001; and

      The R$2,015 million in interest expense on long-term debt was mainly due to a R$1,695 million increase in interest on international long-term debt. This increase was primarily due to the devaluation of the real in 2002, which increased our average rates paid on our dollar-denominated long-term debt, mainly our euronotes issued abroad, to 64.2% per annum in 2002 from 29.9% per annum in 2001. The issuance of US$200 million of our step-up subordinated callable notes in April 2002 and the issuance of US$400 million of notes issued under securitization arrangements contributed to the increase in average balances of our international long-term debt to R$4,099 million, in 2002 from R$3,136 million in 2001. The increase in our average balance of dollar denominated long-term debt was offset by the maturity of US$738 million of eurobonds issued abroad in 2002, which decreased our average balances. Our interest expense on domestic long-term debt, mainly BNDES on lending activities, also increased to R$925 million, in 2002 from R$605 million, in 2001 due to an increase in our average balance of domestic long-term debt to R$5,452 million, in 2002 from R$4,877 million in 2001 mainly, due to our organic growth and to a lesser extent due to the real devaluation, since part of our lines of credit from BNDES are indexed to US dollars. The increase in average interest rates paid on our domestic long-term debt to 17.0%, in 2002 from 12.4% in 2001 was attributable to the increase in interest rates in Brazil and to the devaluation of the real, in 2002.

      The R$1,080 million and R$66 million increases in interest expense on time deposits and on savings deposits, respectively, was due to our organic growth and the migration from asset management funds by the introduction of the new mark to market rule for funds in May 2002. The introduction of this new rule caused some customers to move their investments from funds under management to more traditional investments such as savings and time deposits as investors reacted to the volatility of the market. The average balances of time and savings deposits increased to R$13,799 million and R$5,284 million, in 2002, respectively, from R$8,263 million and R$4,419 million, in 2001. Our average interest rate on time deposits increased to 17.5% per annum in 2002 from 16.1% per annum in 2001, due to the increase in interest rates in Brazil, while our interest rates on savings deposits was 7.6% per annum in 2002 and 2001.

      The R$922 million increase in interest expense on short-term borrowings was due to an R$891 million increase in interest expense on international short-time borrowings (mainly lines from foreign banks to export and import financing), to R$2,022 million in 2002 from R$1,131 million in 2001 This increase in interest expense on short-term borrowings was primarily due to the 52.3% devaluation of the real against the US dollar which increased our averages paid on our dollar-denominated short-term borrowings to 33.6% per annum in 2002 from 16.8% per annum in 2001, offset a decrease of our average balance of international short-term borrowings, which decreased to R$6,011, million in 2002, from R$6,745 million in 2001. This decrease in our average balance of international short-term borrowings was mainly due to a strong decline in the availability of this type of funding in 2002 due to the deterioration in market conditions as a result of the Argentina crisis and the uncertainty surrounding the change of the Brazilian government.

      Provision for Loan Losses

      The following table shows our provision for loan losses and loan charge-offs and recoveries for 2001 and 2002. It also shows our provision to loans ratio (expressed as a percentage of average loans).

	For the Year Ended December 31,
	2001	2002	% Change
	(in millions of R$)
Balance beginning of year	1,005	1,276	27.0%
Provision for loan losses	1,100	1,291	17.4
Loan charge-offs	(1,298)	(1,529)	17.8
Loan recoveries	469	351	(25.2)
Net charge-offs	(829)	(1,178)	42.1

Balance, end of year	R$1,276	R$1,389	8.9%

Provision to average loans ratio (including nonperforming loans)	4.8%	5.2%

	For the Year Ended December 31, 2001
	Cartão Unibanco	Fininvest	Unibanco and others	Consolidated
	(in millions of R$)
Balance beginning of year	R$38	R$52	R$915	R$1,005
Provision for loan losses	158	559	383	1,100
Loan charge-offs	(164)	(542)	(592)	(1,298)
Loan recoveries	37	126	306	469
Net charge-offs	(127)	(416)	(286)	(829)

Balance, end of year	R$69	R$195	R$1,012	R$1,276

Provision to average loans ratio (including
nonperforming loans)	20.7%	43.3%	1.9%	4.8%

	For the Year Ended December 31, 2002
	Cartão Unibanco	Fininvest	Unibanco and others	Consolidated
	(in millions of R$)
Balance beginning of year	R$69	R$195	R$1,012	R$1,276
Provision for loan losses	156	416	719	1,291
Loan charge-offs	(225)	(592)	(712)	(1,529)
Loan recoveries	78	77	196	351
Net charge-offs	(147)	(515)	(516)	(1,178)

Balance, end of year	R$78	R$96	R$1,215	R$1,389

Provision to average loans ratio (including
nonperforming loans)	18.0%	31.6%	3.2%	5.2%

      The 17.4% increase in our provision for loan losses during 2002 was primarily attributable to an R$336 million increase in our provision relating to Unibanco and others offset by a R$143 million decrease in our provision relating to Fininvest. This increase in provision for Unibanco and others was a consequence of the increase in loan portfolio in reais terms, mainly due to devaluation of the real, which principally affected our wholesale banking portfolio increasing balances and provision for losses in reais terms. The increase in provision was also partially due to the economic crisis, which affected the economy, increasing interest rates and unemployment, which negatively affected our retail and wholesale banking customers. The decrease in provision for Fininvest was due to a decrease in Fininvest’s loan portfolio due to a more restrictive credit granting policy as well as a change in product mix to focus on products with lower credit risk.

      Loan charge-offs increased 17.8% compared to 2001, due to R$120 million increase in Unibanco and others portfolio, R$50 million in Fininvest’s portfolio and R$61 million in the balance of Cartão Unibanco’s portfolio. The increase in all portfolios reflected the bad economic environment in Brazil in 2002, which resulted in higher charge-offs, mainly in retail banking.

      The loan recoveries decreased 25.2% due to a R$110 million decrease in loan recoveries in Unibanco and others and R$49 million in Fininvest, offset by an increase in loan recoveries of R$41 million in Cartão Unibanco. The decrease was again a consequence of Brazilian economic conditions, except for Cartão Unibanco which showed improvements in its collections.

      The following table shows our total loans and allowance for loan losses of our loan portfolio, by category, as of December 31, 2001 and 2002.

	As of December 31, 2001				As of December 31, 2002
Commercial:	Total loans	Total allowance	Total net	Allonce/ loans	Total loans	Total allowance	Total net	Allonce/ loans	% Change loans
Industrial and other	R$11,981	R$486	R$11,495	4.1%	R$12,782	R$700	R$12,082	5.5%	6.7%
Import and export
financing	3,283	36	3,247	1.1	3,955	36	3,919	0.9	20.5
Real estate loans	495	41	454	8.3	714	55	659	7.7	44.2
Direct lease	793	88	705	11.1	539	32	507	5.9	(32.0)
Individuals:
Overdraft	1,046	78	968	7.5	948	58	890	6.1	(9.4)
Financing	3,515	259	3,256	7.4	3,805	298	3,507	7.8	8.3
Credit card	1,966	225	1,741	11.4	1,713	146	1,567	8.5	(12.9)
Agricultural	833	63	770	7.6	798	64	734	8.0	(4.2)

Total	R$23,912	R$1,276	R$22,636	5.3%	R$25,254	R$1,389	R$23,865	5.5%	5.6%

      The allowance allocated to industrial and other loans increased to 5.5% of our total loans for industrial and other loans as of December 31, 2002, compared to 4.1% as of December 31, 2001, our industrial and other loan portfolio also increased by 6.7% for the year. The increase in reais in the balance of our industrial and other portfolio was mainly due to devaluation of the real, that increased the value of outstanding loans indexed in US dollars and the risk of non-recoverability of such amounts. The increase in allowance for loan losses also reflects the economic crisis, which affect certain of our large customers.

      The increase of 20.5% in reais terms in the balance of our import and export financing even though in dollar terms decreased 20.9% in 2002 was due to an environment characterized by scarce trade finance line in Brazil. Allowance for loan losses improved slightly to 0.9% in 2002 from 1.1% in 2001 due to the devaluation of real, which improved the Brazilian exports.

      The increase of 8.3% in the balance of financing to individuals in 2002 and in related allowance for loan losses to 7.8% at December in 2002 from 7.4% at December 2001, was primarily due to our organic growth in the retail segment. Allowance for loan losses also increased due to economic crisis.

      The decrease of 12.9% in the balance of credit card loans as well as the reduction in the related allowance for loan losses was a consequence of a more restrictive credit granting policy in 2002, which decreased credit card loans provided by Fininvest and the related provision. This was offset by an increase of 5.1% in the loan portfolio of Cartão Unibanco.

      As of December 31, 2002 our consolidated allowance for loan losses was R$1,389 million, representing 5.5% of our total loans, compared to R$1,276 million, representing 5.3% of our consolidated loans, as of December31, 2001. Our allowance for loan losses as of December 31, 2002 was 8.9% higher than as of December 31, 2001, while our loan portfolio grew by 5.6% during the year. This reflected the Brazilian economic environment in 2002 which increased the possibility of default , offset by our efforts to improve the quality of our credit approval and credit risk processes.

      The following tables show, by risk level, our consolidated loans, nonperforming loans and allowance for loan losses, as of December 31, 2001 and 2002. The risk level classification was adopted by the Central Bank for all Brazilian financial institutions. The minimum allowance for each level is utilized by us as a general rule, however, based on our management’s judgment and experience, higher percentages are used in order to more accurately evaluate the risk of certain clients, operations or portfolios.

      See “Item 4.Information on the Company — Risk Management — Credit Overview.”

	As of December 31, 2001
	Fininvest			Cartão Unibanco
Risk level	Loans	Non-performing	Allowance	Loans	Non-performing	Allowance

	(in millions of R$)
AA	R$61	R$-	R$-	R$395	R$-	R$-
A	973	-	6	267	-	1
B	111	-	1	26	-	-
C	91	-	4	42	-	1
D	12	57	15	5	33	4
E	7	63	29	2	27	9
F	4	63	42	2	24	13
G	3	63	57	1	23	17
H	10	31	41	-	24	24

Total	R$1,272	R$277	R$195	R$740	R$131	R$69

	As of December 31, 2001
	Unibanco and others			Consolidated
Risk level	Loans	Non-performing	Allowance	Loans	Non-performing	Allowance

	(in millions of R$)
AA	R$10,188	R$-	R$-	R$10,644	R$-	R$-
A	4,681	-	29	5,921	-	36
B	2,261	-	24	2,398	-	25
C	2,854	6	115	2,987	6	120
D	381	87	83	398	177	102
E	110	99	68	119	189	106
F	88	69	81	94	156	136
G	136	63	143	140	149	217
H	199	270	469	209	325	534

Total	R$20,898	R$594	R$1,012	R$22,910	R$1,002	R$1,276

	As of December 31, 2002
	Fininvest			Cartão Unibanco
Risk level	Loans	Non-performing	Allowance	Loans	Non-performing	Allowance

	(in millions of R$)
AA	R$15	R$-	R$-	R$445	R$-	R$-
A	824	-	5	247	-	2
B	54	-	1	39	-	1
C	41	-	1	33	-	1
D	5	29	3	16	21	4
E	3	31	10	11	22	10
F	1	30	16	10	19	15
G	1	26	19	9	18	19
H	3	34	41	15	10	26

Total	R$947	R$150	R$96	R$825	R$90	R$78

	As of December 31, 2002
	Unibanco and others			Consolidated
Risk level	Loans	Non-performing	Allowance	Loans	Non-performing	Allowance

	(in millions of R$)
AA	R$8,897	R$-	R$-	R$9,357	R$-	R$-
A	5,462	-	27	6,533	-	34
B	2,507	-	24	2,600	-	26
C	4,425	14	182	4,499	14	184
D	609	94	100	630	144	107
E	197	159	141	211	212	161
F	60	84	76	71	133	107
G	162	100	198	172	144	236
H	185	287	467	203	331	534

Total	R$22,504	R$738	R$1,215	R$24,276	R$978	R$1,389

      The allowance for loan losses for Fininvest decreased to 8.8% of our total loans for Fininvest as of December 31, 2002 from 12.6% as of December 31, 2001, reflecting the effects of our more restrictive credit granting policy in 2002. The actions also reflect the decrease in total loans and in nonperforming loans. Our total loans for Fininvest within credit risk levels AA to C decreased 24.4% to R$934 million as of December 31, 2002, compared to R$1,236 million as of December 31, 2001, of wich R$150 million were nonperforming loans as of December 31, 2002, compared to R$277 million of December 31, 2001. Our loan portfolio for Fininvest within credit risk levels AA to C was 85.1% of total loans as of December 31, 2002, compared to 79.8% as of December 31, 2001.

      Although the allowance for loan losses for Cartão Unibanco increased to 8.5% of our total loans for Cartão Unibanco as of December 31, 2002 compared to 7.9% as of December 31, 2001, Cartão Unibanco’s aggregate credit portfolio increased 5.1% for the same year. Our total loans for Cartão Unibanco within credit risk levels AA to C increased 4.7% to R$764 million as of December 31, 2002, compared to R$730 million as of December 31, 2001. Our total loans for Cartão Unibanco within risk levels D to H increased 7.1% to R$151 million of which R$90 million were nonperforming loans as of December 31, 2002 compared to R$141 million of which R$131 million were nonperforming loans as of December 31, 2001. Our loan portfolio for Cartão Unibanco within risk levels AA to C was 83.5% as a percentage of our total loans for Cartão Unibanco as of December 31, 2002, compared to 83.8% as of December 31, 2001; whereas our loan portfolio for Cartão Unibanco within risk levels D to H was 16.5% as a percentage of our total loans for Cartão Unibanco as of December 31, 2002 (compared to 16.2% as of December 31, 2001). We experienced a slight decrease in the overall quality of Cartão Unibanco ‘s aggregate portfolio.

      The allowance for Unibanco and others’ loan losses increased to 5.2% of our total loans for Unibanco and others as of December 31, 2002, compared to 4.7% as of December 31, 2001. Our total loans for Unibanco and others within risk levels AA to C increased 6.6% to R$21,305 million as of December 31, 2002, compared to R$19,990 million as of December 31, 2001. Our total loans for Unibanco and others within risk levels D to H increased 29.0% to R$1,937 million of which R$724 million were nonperforming loans as of December 31, 2002, compared to R$1,502 million of which R$588 million were nonperforming loans as of December 31, 2001. Our loan portfolio for Unibanco and others within risk levels AA to C was 91.7% as a percentage of our total loans for Unibanco and others as of December 31, 2002, compared to 93.0% as of December 31, 2001; whereas our loan portfolio for Unibanco and others within risk levels D to H was 8.3% as a percentage of our total loans for Unibanco and others as of December 31, 2002, compared to 7.0% as of December 31, 2001. We experienced a slight decrease in the overall quality of Unibanco and others’ aggregate portfolio, due to economic conditions in Brazil in 2002.

      Nonperforming loans of the overall portfolio which comprises all loans 60 days or more overdue, when we stop the accrual of interest, represented 3.9% of our loan portfolio as of December 31, 2002 compared to 4.2% as of December 31, 2001, which showed an improvement in our loan portfolio, although this was partially offset by the negative economic scenario in 2002. We believe that our current allowance for loan losses is sufficient to cover probable loan losses. For additional information on the Central Bank’s regulations and our policy relating to allowances for nonperforming loans, see “— Selected Statistical Information” and “Item 4.Information on the Company — The Brazilian Banking Industry; Regulation and Supervision.”

Non-Interest Income

      The following table shows the principal components of our non-interest income for 2001 and 2002.

	For the Year Ended
	December 31,
	2001	2002	% Change
	(in millions of R$)
Fee and commission income	R$1,653	R$1,854	12.2%
Trading income (expenses)	120	(1,972)	(1,743.3)
Net gain on securities	18	49	172.2
Net gain on foreign currency transactions	67	96	43.3
Equity in results of unconsolidated companies	235	184	(21.7)
Insurance, private retirement plan and pension investment contracts	1,046	1,291	23.4
Other non-interest income	622	1,714	175.6
Total	R$3,761	R$3,216	(14.5)%

      Non-interest income decreased 14.5% in 2002, principally due to the following decreases:

  R$2,092 million decrease in trading income (expenses); and

  R$51 million decrease in equity in results of unconsolidated companies;

  offset by following increases: R$1,092 million in other–non-interest income; R$245 million in insurance, private retirement plan and pension investment contracts and R$201 million in fee and commission income.

      Fee and Commission Income. The increase in fee and commission income was due to R$159 million or a 17.5% increase in banking tariffs and other fees and commissions to R$1,069 million in 2002 from R$910 million in 2001, largely due to organic growth stemming from our ContAtiva initiative to increase our retail banking customer base, and our success in cross-selling our products and services. The ContAtiva initiative was designed to add 1.8 million new retail customers by the end of 2003. We achieved this target in February 2003, well ahead of schedule, which led to the launch of ContAtiva 2, aimed at attracting 3,6 million new accounts over the coming five years. Growth in fee commission income was also driven by credit card fees, which increased 9.1%or R$33 million as compared to 2001, largely due to volume growth. We experienced only 1.6% increase in fees from assets under management as a result of migration from assets management funds to time and savings deposits, by the introduction of the new mark-to market rule for funds in May 2002, which decreased the volume of our asset management funds.

       Trading Income. Trading income decreased to a loss of R$1,972 million in 2002 from a gain of R$120 million in 2001, affected by the unfavorable market conditions in 2002 as compared to more favorable market conditions in 2001. As discussed above in 2002 the Brazilian market conditions were affected strongly by the Argentina crisis and the uncertainly surrounding the change of the Brazilian government, which caused a strong volatility in the market, a devaluation of 52.3% in the real, an increase in interest rates, which adversaly affected the fair value of our securities indexed or denominated in US dollars. As a consequence the market value of our trading assets, mainly indexed in US dollars decreased to an unrealized loss of R$166 million in 2002 as compared with R$69 million of unrealized gain in 2001. For the same reasons our derivatives operations in futures contracts, which are recorded as non-interest income, since they not accrue income but rather are adjusted daily by BM&F, as a result of changes in interest rates, foreign currency and market conditions, are also affected resulting in a loss of R$1,698 million in 2002 as compared to a loss of R$36 million in 2002. The loss of R$1,698 million includes R$794 million related to our hedge of investments abroad as compared to a R$78 loss in 2001.

      Net Gain on Foreign Currency Transactions. The increase in net gain on foreign currency transactions to R$96 million in 2002 from R$67 million in 2001 reflected the fact that we were particularly active in 2002 in conducting foreign currency transactions, mainly in U.S. dollars, generating foreign exchange revenue.

      Equity in Results of Unconsolidated Companies. Equity in results of unconsolidated companies decreased to R$184 million in 2002 from R$235 million in 2001, primarily due to the results of Credicard, which decreased our equity in results of unconsolidated companies to R$123 million in 2002 from R$151 million in 2001. The decrease in Credicard’s results in 2002 was mainly due to the transfer of an important affiliated member who started to manage its own portfolio. The acquisition of the remaining 24.5% interest in Unicorp which results have been consolidated from April 2002 also decreased our equity in results of unconsolidated companies by R$17 million, since we recognized only 3 months results of Unicorp in 2002 as equity as compared with the entire year in 2001.

      Insurance, Private Retirement Plans and Pension Investment Contracts. In 2002, insurance premiums, private retirement plan premiums and pension investment contracts increased 23.4% compared with 2001. This was primarily as result of the sales mix, which focused on products with a higher margin, new product launches for the brokerage channel, as well as from the opening of four new offices in the north and south regions of Brazil and the introduction of new life insurance sales initiatives in the bank network. For more details of our insurance segment see Note 31 to our audited consolidated U.S. GAAP financial statements and “Item 4. Information on the Company—Principal Business Activities; Insurance and Related Activities”.

      Other non-interest Income. Other non-interest income increased to R$1,714 million in 2002 from R$622 million in 2001, mainly due to the increase of R$905 million in gain on our overseas investments due to the impact of the devaluation of the real.

      Non-Interest Expense

      The following table shows the principal components of our non-interest expense for 2001 and 2002.

	For the Year Ended
	December 31,
	2001	2002	% Change
	(in millions of R$)
Salaries and benefits	R$1,716	R$1,783	3.9%
Administrative expenses	2,134	2,202	3.2
Amortization of goodwill and other intangibles	150	90	(40.0)
Insurance, private retirement plan and pension investment contracts	955	1,306	36.8
Other non-interest expense	932	1,204	29.2
Total	R$5,887	6,585	11.9%

      Non-interest expense increased 11.9% in 2002, primarily due to:

  a 36.8% increase in insurance and private retirement plan expenses;

  a 29.2% increase in other non-interest expenses;

  a 3.9% increase in salaries and benefits;

  a 3.2% increase in administrative expenses; and

  offset by a 40.0 % decrease in amortization of goodwill and other intangibles;

      Salaries and benefits. In 2002, salaries and benefits increased 3.9% compared to 2001, despite the impact of salary adjustments during the second half to 2001 and 2002, when salaries were increased. This relatively small increase reflects the efficiency gain that resulted from the Bandeirantes integration process, which offset the higher salaries in 2002.

      Administrative expenses. Administrative expenses increased 3.2% in 2002 compared to 2001, primarily due to an increase in telephone, postal and power rates, as well as of data transmission and transportation, and higher processing volumes.

      Insurance, private retirement plan, and pension investment contracts. The increase of 36.8% in insurance, private retirement plan and pension investment contracts, to R$1,306 million in 2002 compared to R$955 million in 2001, was a consequence of the 23.4 % growth of the related income in insurance private retirement plan and pension investments contracts . As described above, we had an increase in our insurance portfolio due to change in sales mix, new products, launches for the brokerage channel and the opening of our new offices and integration of new initiatives in the bank network.

      Other non-interest expense. The increase of 29.2% or R$272 million in other non-interest expenses in 2002 was due to R$37 million increase in loss on foreclosed assets and premises and equipments, mainly on sale through auctions of properties used as a branch and foreclosed assets in 2002, offset by the increase in gain in the amount of R$67 million recorded in other non-interest income. The increase was also due to R$54 million increase in expenses with civil litigation; R$43 million increase in credit card selling expenses and R$33 million of foreign exchange rate variation on other liabilities.

      Income Tax

      Income tax in Brazil comprises federal income taxes and social contribution on earnings. We recorded income tax revenue of R$276 million in 2002 from R$38 million expenses in 2001. The difference was mainly due to impact of the devaluation of the real on our overseas investments. The devaluation of the real decreased our income tax by R$308 million, since gains obtained as a result of the devaluation are non-taxable. The decision to pay more tax-deductible interest on stockholder’ equity, rather than paying dividends for 2002, compared to 2001 also decreased income tax in R$18 million. This was offset by a R$92 million increase in our income tax due to changes in the rules of government as to items to be included in taxable income. Our tax basis decreased R$254 million to R$458 million in 2002 from R$712 million in 2001. Simply applying the statutory tax rate of 34% to the R$254 million decrease in our tax basis in 2002 as compared to 2001, we would have experienced a decrease of R$86 million in our income tax, rather than the R$314 million decrease we actually experienced which was mainly as a result of the factors above.

      For more information regarding income tax expense, see Note 18 to our audited consolidated U.S. GAAP financial statements.

Results of Operations for Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      The following table shows the principal components of our consolidated net income for 2000 and 2001.

	For the Year Ended
	December 31,
	2000	2001	% Change
	(in millions of R$)
Net interest income	R$2,708	R$4,173	54.1%
Provision for loan losses	(676)	(1,100)	62.7
Non-interest income	2,967	3,761	26.8
Non-interest expense	(4,288)	(5,887)	37.3
Income before taxes and minority interest	711	947	33.2
Income tax	(14)	(38)	171.4
Income before minority interest	697	909	30.4
Minority interest	(69)	(84)	21.7
Net income	R$628	R$825	31.4%

      Net income in 2001 increased by R$197 million, or 31.4%, compared to 2000 primarily due to an R$1,465 million, or 54.1%, increase in our net interest income in 2001 compared to 2000 primarily due to the increase in our loan portfolio. While non-interest income in 2001 increased by R$794 million, or 26.8%, compared to 2000, our provision for loan losses in 2001 increased by R$424 million, or 62.7%, compared to 2000. The increase in our provision for loan losses in 2001 compared to 2000 was mainly due to the consolidation of Fininvest in 2001 since the lower income segment generally has a higher default ratio than other segments. Additionally, the increase in net income was partially offset by an R$1,599 million, or 37.3%, increase in non-interest expenses, in part due to an increase in salaries and benefits and administrative expenses associated with the acquisition of Banco Bandeirantes and our organic growth.

      In 2001 our results were affected by the inclusion of the operations of Banco Bandeirantes and Fininvest, which we acquired in December 2000. In 2000 our results included only one month of operations of these acquisitions. Prior to December 2000, we owned 49.7% of Fininvest and accounted for its results as equity in unconsolidated companies.

      Net Interest Income

      The following table shows the principal components of our net interest income, before provision for loan losses, for 2000 and 2001.

	For the Year Ended
	December 31,
	2000	2001	% Change
	(in millions of R$)
Interest income	R$5,813	R$9,713	67.1%
Interest expense	(3,105)	(5,540)	78.4
Net interest income	R$2,708	R$4,173	54.1%

      Net interest income increased by R$1,465 million, or 54.1%, in 2001 compared to 2000, as a result of a R$3,900 million increase in interest income, primarily due to the growth in our loan portfolio, mainly due to our organic growth and the acquisition and consolidation of Banco Bandeirantes and Fininvest in December 2000, the devaluation of the real in 2001, resulting in higher interest income on our dollar-indexed interest-earning assets and the increase in Brazilian interest rates in 2001, resulting in higher interest income from our domestic loans. At the same time interest expense increased R$2,435 million as a result of the acquisition and consolidation of Banco Bandeirantes and Fininvest in December 2000, the devaluation of the real in 2001, which resulted in higher interest expense on our international borrowings in 2001. The increase in Brazilian interest rates in 2001 compared to 2000 also resulted in increased interest expense on our domestic borrowings and deposits.

      The following table shows how much of the R$1,465 million increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in the average interest rates, including the effects of devaluation of the real, in each case for 2001 as compared to 2000.

2001/2000
Increase
(in millions of R$)
Due to changes in average volume of interest-earning
assets and interest-bearing liabilities	R$1,168
Due to changes in average interest rates	297
Net change	R$1,465

      The average volume of interest-earning assets and the average volume of interest-bearing liabilities increased by 46.6% and 55.7%, respectively, in 2001 compared to 2000, resulting in an increase in net interest income of R$1,168 million. The average interest rates on interest-earning assets and interest-bearing liabilities increased by 14.1% and 14.2%, respectively, in 2001 compared to 2000, resulting in an increase in net interest income of R$297 million.

      Net interest margin is net interest income as a percentage of average interest-earning assets. Our net interest margin increased to 10.1% in 2001 from 9.6% in 2000. This increase in net interest margin was due to the increase of 54.1% in our net interest income as discussed above, compared to a 5.4% increase in the average volume of our interest-earning assets, net of our interest-bearing liabilities.

      Interest Income. Interest income for 2001 increased by R$3,900 million, or 67.1%, primarily due to an increase in our interest-earning assets, due to our organic growth and acquisition and consolidation of Banco Bandeirantes and Fininvest in December 2000 and an increase in our average interest rates paid on our interest-earning assets (to 23.4% per annum in 2001 from 20.5% per annum in 2000) as a result of the real devaluation of 18.7% against the U.S. dollar and the increase in Brazilian interest rates in 2001.

      The following table shows the principal components of our average interest-earning assets and the average interest rates earned in 2000 and 2001.

	For the Year Ended
	December 31,
	2000	2001	% Change
	(in millions of R$)
Average interest-earning asset
Interest-bearing deposits in other banks	R$965	R$1,838	90.5%
Federal funds sold and securities purchased under resale agreements.	3,971	3,877	(2.4)
Central Bank compulsory deposits	446	646	44.8
Trading assets	5,735	10,406	81.4
Securities available for sale	1,114	2,153	93.3
Securities held to maturity	1,003	742	(26.0)
Loans	15,029	21,783	44.9
Other interest-earning assets	31	42	35.5
Total	R$28,294	R$41,487	46.6%
Average interest rate earned:	20.5%	23.4%

      The following table shows how much of the R$3,900 million increase in our interest income was attributable to changes in the average volume of interest-earning assets and changes in the average interest rates, including the effects of devaluation of the real, in each case for 2001 as compared to 2000.

2001/2000
Increase
(in millions of R$)
Due to changes in average volume of interest-earning assets	R$3,095
Due to changes in average interest rates	805
Net change	R$3,900

      Interest income increased R$3,900 million, or 67.1%, in 2001, primarily as a result of:

  a 72.4% increase in interest income on loans, to R$6,677 million in 2001 from R$3,872 million in 2000;

  a 53.9% increase in interest income earned on federal funds sold and securities purchased under agreements to resell and in trading assets, to R$2,367 million in 2001 from R$1,538 million in 2000; and

  a 93.3% increase in interest in securities available for sale to and R$346 million, in 2001 from R$179 million in 2000.

      The increase in interest income on loans was primarily due to a 44.9% increase in average loans as a result of our organic growth and the acquisition and consolidation of Banco Bandeirantes and Fininvest in December 2000. These acquisitions increased our loan portfolio by R$1,831 million and R$967 million, respectively, as of the acquisition date. The increase in interest income on loans was also due to the increase in average interest rates to 30.7% per annum in 2001 from 25.8% per annum in 2000; as a result of the devaluation of the real in 2001, since approximately 27.2% of our loan portfolio is indexed in to U.S. dollars; and the increase in interest rates in Brazil during 2001 which resulted in higher interest income on our domestic loans.

      Interest income on federal funds sold and securities purchased under agreements to resell and on trading assets was attributable to the increase in average balances, which together increase R$4,577 to R$14,283 million in 2001 from R$9,706 million in 2000 as a result of higher liquidity in the market and to a lesser extent together increase to 16.6% in 2001 from 15.8% in 2000.

      The increase in interest income on securities available for sale was due to an increase in. The increase in in the average balance of our securities available for sale to R$2,153 million as of December 31, 2001 from R$1,114 million as of December 31, 2000, mainly due to an increase in corporate debentures.

      Interest Expense. Interest expense for 2001 increased 78.4% to R$5,540 million, primarily due to an increase of 55.7% in our average interest-bearing liabilities due to our organic growth and the acquisition and consolidation of Banco Bandeirantes and Fininvest in December 2000 and due to an increase in average rates paid on our interest-bearing liabilities (to 15.3% per annum in 2001 from 13.4% per annum in 2000) mainly due to the devaluation of the real in 2001.

      The following table shows the principal components of our average interest-bearing liabilities and the average interest rates we paid on those liabilities in 2000 and 2001.

	For the Year Ended
	December 31,
	2000	2001	% Change
	(in millions of R$)
Average interest-bearing liabilities
Savings deposits	R$2,959	R$4,419	49.3%
Time deposits	4,362	8,263	89.4
Deposits from banks	219	458	109.1
Federal funds purchased and securities sold under repurchase agreements	3,966	8,175	106.1
Short-term borrowings	4,516	6,800	50.6
Long-term debt	7,188	8,013	11.5

Total	R$23,210	R$36,128	55.7%

Average interest rate paid:	13.4%	15.3%

      The following table shows how much of the R$2,435 million increase in our interest expense in 2001 was attributable to changes in the average volume of interest-bearing liabilities and to changes in average interest rates, including the effects of the devaluation of the real, in each case for 2001 as compared to 2000.

2001/2000
Increase
(in millions of R$)
Due to changes in average volume of interest-bearing liabilities	R$1,927
Due to changes in average interest rates	508
Net change	R$2,435

      Interest expense for 2001 increased R$2,435 million, or 78.4%, mainly due to the following increases:

  95.9% in interest on short-term borrowings to R$1,142 million in 2001 from R$583 million in 2000;

  34.1% in interest on long-term debt to R$1,542 million in 2001 from R$1,150 million in 2000;

  94.9% in interest on time deposits to R$1,331 million in 2001 from R$683 million in 2000;and

  45.1% in interest on savings deposits to R$338 million in 2001 from R$233 million in 2000.

      The R$559 million increase in interest expense on short-term borrowings was partially due to a R$551 million increase in interest expense on international short-term borrowings, to R$1,131 million in 2001 from R$580 million in 2000, which was primarily due to the 18.7% devaluation of the real against the U.S. dollar which increased our averages rates paid on our dollar-denominated short-term borrowings, particularly, our import and export financings, to 16.8% per annum in 2001 from 12.9% per annum in 2000. To a lesser extent our balance of short-term borrowings was also affected by an increase in the average balance of international borrowings which increased to R$6,745 million in 2001, from R$4,494 million in 2000, mainly due to the devaluation of the real primarily in the second and third quarters of 2001.

      The R$392 million increase in interest expense on long-term debt was due to a R$466 million increase in interest on international long-term debt. This increase was primarily due to the devaluation of the real in 2001, which increased our average rates paid on our dollar-denominated long-term debt, mainly our euronotes issued abroad, to 29.9% per annum in 2001 from 20.2% per annum in 2000. The real devaluation also increased our average balances related to international long-term debt to R$3,136 million in 2001 from R$2,336 million in 2000. Our domestic long-term debt had a change in the portfolio mix, while our average balance BNDES onlending activities increased R$961 million, or 33.4%, in 2001 compared to 2000, the average balance of domestic debentures decreased R$823 million, or 69.7%, in 2001 compared to 2000. We repurchased our debentures in 2001, since the expectation of the market was an increase in interest rates due to an increase in Brazilian interest rates in 2001. The interest rate of our debentures was reset periodically. The increase in BNDES onlendings activities was mainly due our organic growth and a lesser extent due to the acquisitions of Banco Bandeirantes and Credibanco, which increased our portfolio by R$327 million and R$353 million, respectively, at the acquisition dates. The increase in the domestic onlending activities and decrease in domestic debentures decreased the average rates paid on our domestic long-term debt to 12.4% per annum in 2001 from 14.0% per annum in 2000, offset by the increase in interest rates in Brazil.

      The R$648 million increase in interest expense on time deposits was due to our organic growth and the introduction of new time deposit products as well as the acquisition of Banco Bandeirantes and Fininvest in December 2000. At the date of the acquisitions our time deposits increased R$1,392 million of which R$748 million was due to the Banco Bandeirantes acquisition and R$644 million was due to the Fininvest acquisition. As a result our average balance of time deposits increased R$3,901 million, or 89.4%.

      The R$105 million increase in interest expense on saving deposits was due to a R$1,460 million, or 49.3%, increase in the average balance of savings deposits in 2001, due to our organic growth as well as the acquisition of Banco Bandeirantes which increased our saving deposits by R$1,005 million as of the acquisition date.

      Provision for Loan Losses

      The following table shows our provision for loan losses and loan charge-offs and recoveries for 2000 and 2001. It also shows our provision to loans ratio (expressed as a percentage of average loans).

	For the Year Ended
	December 31,
	2000	2001	% Change
	(in millions of R$)
Balance beginning of year	R$756	R$1,005	32.9%
Provision for loan losses	676	1,100	62.7
Loan charge-offs	(732)	(1,298)	77.3
Loan recoveries	305	469	53.8
Net charge-offs	(427)	(829)	94.1

Balance, end of year	R$1,005	R$1,276	27.0%
Provision to average loans ratio (including nonperforming loans)	4.3%	4.8%

	For the Year Ended December 31, 2000
			Unibanco
	Cartão Unibanco	Fininvest	and others	Consolidated
	(in millions of R$)
Balance beginning of year	R$100	R$-	R$656	R$756
Provision for loan losses	97	48	531	676
Loan charge-offs	(199)	-	(533)	(732)
Loan recoveries	40	4	261	305
Net charge-offs	(159)	4	(272)	(427)

Balance, end of year	R$38	R$52	R$915	R$1,005
Provision to average loans ratio
(including nonperforming loans)	15.4%	100.0%	3.5%	4.3%

	For the Year Ended December 31, 2001
			Unibanco
	Cartão Unibanco	Fininvest	and others	Consolidated
	(in millions of R$)
Balance beginning of year	R$38	R$52	R$915	R$1,005
Provision for loan losses	158	559	383	1,100
Loan charge-offs	(164)	(542)	(592)	(1,298)
Loan recoveries	37	126	306	469
Net charge-offs	(127)	(416)	(286)	(829)

Balance, end of year	R$69	R$195	R$1,012	R$1,276
Provision to average loans ratio
(including nonperforming loans)	20.7%	43.3%	1.9%	4.8%

      The 62.7% increase in our provision for loan losses during 2001 was primarily attributable to a R$511 million increase in our provision relating to Fininvest. In 2001, we consolidated Fininvest, while in 2000 only the results of one month of December were consolidated. This increase in provision for Fininvest was also due to a 34.8% increase in Fininvest’s loan portfolio as of December 31, 2001 compared to December 31, 2000, and also resulted from economic circumstances related to the lower income segment of the retail market and rising unemployment levels that were experienced in 2001. Although the lower income segment requires higher provisions as a result of higher default rates, this segment generally features a higher volume of transactions and higher spreads. Our total provision included a R$61 million increase for losses in Cartão Unibanco due to a 24.4% increase in its portfolio. These increases, which amounted to R$572 million, were offset by a R$148 million decrease in provision for loan losses for our other portfolios, due to a general improvement in their credit quality and occurred despite a 16.4% increase in the size of these other portfolios.

      Loan charge-offs increased 77.3% in 2001 compared to 2000, as a consequence of two main factors. First, the March 2000 change in Brazilian banking practice for loan charge-offs, requiring loan charge-offs to be made 360 as opposed to 240 days after the due date, resulted in a 120-day period in 2000 during which we took no charge-offs and reduced our loan charge-offs by R$476 million in 2000. Second, we experienced an increase of R$566 million in loan charge-offs in 2001 due to an increase of R$542 million relating to Fininvest for the reasons described above, as well as Fininvest’s adoption of a shorter period for charge-offs (typically between 180 and 210 days), due to the relatively higher rate of default characteristics of the lower income segment in which Fininvest operates. The remaining increase of R$24 million was a consequence of a R$59 million increase in loan charge-offs for our other portfolios, offset by a R$35 million decrease in loan charge-offs for Cartão Unibanco’s portfolio (which adopts a shorter period for charge-offs).

      Loan recoveries increased 53.8% primarily due to the increase in loan charge-offs in 2001 compared to 2000.

      The following table shows our total loans and allowance for loan losses of our loan portfolio, by category, as of December 31, 2000 and 2001.

	As of December 31, 2000				As of December 31, 2001
	Total	Total	Total	Allowance/	Total	Total	Total	Allowance/	% Change
	loans	allowance	net	loans	loans	allowance	net	loans	loans
Commercial:
Industrial and other.	R$9,539	R$ 551	R$8,988	5.8%	R$11,981	R$486	R$11,495	4.1%	25.6%
Import and export
financing	3,781	34	3,747	0.9	3,283	36	3,247	1.1	(13.2)
Real estate loans	507	41	466	8.1	495	41	454	8.3	(2.4)
Direct lease	904	78	826	8.6	793	88	705	11.1	(12.3)
Individuals:
Overdraft	786	56	730	7.1	1,046	78	968	7.5	33.1
Financing	2,627	112	2,515	4.3	3,515	259	3,256	7.4	33.8
Credit card	1,436	96	1,340	6.7	1,966	225	1,741	11.4	36.9
Agricultural	734	37	697	5.0	833	63	770	7.6	13.5

Total	R$20,314	R$1,005	R$19,309	4.9%	R$23,912	R$1,276	R$22,636	5.3%	17.7%

      The allowance allocated to industrial and other loans decreased to 4.1% of our total loans for industrial and other loans as of December 31, 2001, compared to 5.8% as of December 31, 2000, although our industrial and other loan portfolio increased by 25.6% for the year. This was due to the improvement in the quality of our industrial and other loans. This decrease in the allowance for industrial and other loans as a percentage of total loans in 2001 was offset by the inclusion in 2000 of the loan portfolio of Banco Bandeirantes without provisions since the loans acquired were recorded at fair value at the date of the acquisition, thereby increasing our loan portfolio in 2000 relatively more, compared to the allowance for loan losses.

      The allowance allocated to individual financing loans increased to 7.4% of our total individual financing loans as of December 31, 2001, from 4.3% as of December 31, 2000, and the allowance allocated to credit card loans increased to 11.4% of our total credit card loans as of December 31, 2001, from 6.7% as of December 31, 2000. These increases reflected increases of 33.8% and 36.9% in our individual financing and credit card loan portfolios respectively, for the year.

      The increases in total loans to individuals for financing and credit cards and in the related allowance for loan losses were significantly affected by the inclusion in 2000 of the loan portfolio of Fininvest and to a lesser extent, by the inclusion of the loan portfolio of Banco Bandeirantes without provisions, since the loans acquired were recorded at fair value at the dates of the acquisitions. As described above the increase of 34.8% in Fininvest’s loan portfolio as of December 31, 2001 compared to December 31, 2000 also contributed to the increases, since the lower income segment requires higher provisions as a result of higher default rates.

      The allowance allocated to our direct lease loans increased to 11.1% of our total direct lease loans as of December 31, 2001, compared to 8.6% as of December 31, 2000. This increase in the allowance was offset by a decrease of 12.3% in our direct lease loan portfolio for the same year. The allowance for loan losses for direct leases was affected by the inclusion in 2000 of the loan portfolio of Banco Bandeirantes, without provisions since the loans acquired were recorded at fair value of the date of the acquisition. Additionally, Banco Bandeirantes’ customers generally have lower credit ratings than Unibanco’s customers. The decrease in the direct lease portfolios was due to the change in our portfolio mix to more individual financing, including installment financing, mainly for personal automobiles.

      As of December 31, 2001 our consolidated allowance for loan losses was R$1,276 million, representing 5.3% of our total loans, compared to R$1,005 million, representing 4.9% of our consolidated loans, as of December31, 2000. Our allowance for loan losses as of December 31, 2001 was 27.0% higher than as of December 31, 2000, while our loan portfolio grew by 17.7% during the year.

      This reflected the general improvement in the credit quality of our portfolio, offset by the impact of the inclusion in 2000 of the loan portfolios of Banco Bandeirantes and Fininvest without provisions since the loans acquired were recorded at fair value at the dates of the acquisitions, which decreased our allowance for loan losses as a percentage of total loans as of December 31, 2000.

      The following tables show, by risk level, our consolidated loans, nonperforming loans and allowance for loan losses, as of December 31, 2000 and 2001. The risk level classification was adopted by the Central Bank for all Brazilian financial institutions in March 2000. The minimum allowance for each level is utilized by us as a general rule, however, based on our management’s judgment and experience, higher percentages are used in order to more accurately evaluate the risk of certain clients, operations or portfolios.

      See “Item 4.Information on the Company — Risk Management — Credit Overview.”

	As of December 31, 2000
	Fininvest			Cartão Unibanco
		Non-			Non-
Risk level	Loans	performing	Allowance	Loans	performing	Allowance
	(in millions of R$)
AA	R$77	R$-	R$-	R$339	R$-	R$-
A	728	-	5	219	-	3
B	125	-	1	26	-	1
C	97	-	3	33	-	1
D	-	55	14	1	22	3
E	-	52	20	1	21	7
F	-	12	6	1	20	11
G	-	3	3	-	17	12
H	-	-	-	-	-	-

Total	R$1,027	R$122	R$52	R$620	R$80	R$38

	As of December 31, 2000
	Unibanco and others			Consolidated
		Non-			Non-
Risk level	Loans	performing	Allowance	Loans	performing	Allowance
	(in millions of R$)
AA	R$8,688	R$-	R$-	R$9,104	R$-	R$-
A	4,397	-	26	5,344	-	34
B	1,925	-	20	2,076	-	22
C	2,111	-	77	2,241	-	81
D	318	119	80	319	196	97
E	44	91	54	45	164	81
F	76	57	68	77	89	85
G	102	61	114	102	81	129
H	139	337	476	139	337	476

Total	R$17,800	R$665	R$915	R$19,447	R$867	R$1,005

	As of December 31, 2001
	Fininvest			Cartão Unibanco
		Non-			Non-
Risk level	Loans	performing	Allowance	Loans	performing	Allowance
	(in millions of R$)
AA	R$61	R$-	R$-	R$395	R$-	R$-
A	973	-	6	267	-	1
B	111	-	1	26	-	-
C	91	-	4	42	-	1
D	12	57	15	5	33	4
E	7	63	29	2	27	9
F	4	63	42	2	24	13
G	3	63	57	1	23	17
H	10	31	41	-	24	24

Total	R$1,272	R$277	R$195	R$740	R$131	R$69

	As of December 31, 2001
	Unibanco and others			Consolidated
		Non-			Non-
Risk level	Loans	performing	Allowance	Loans	performing	Allowance
	(in millions of R$)
AA	R$10,188	R$-	R$-	R$10,644	R$-	R$-
A	4,681	-	29	5,921	-	36
B	2,261	-	24	2,398	-	25
C	2,854	6	115	2,987	6	120
D	381	87	83	398	177	102
E	110	99	68	119	189	106
F	88	69	81	94	156	136
G	136	63	143	140	149	217
H	199	270	469	209	325	534

Total	R$20,898	R$594	R$1,012	R$22,910	R$1,002	R$1,276

      The allowance for loan losses for Fininvest increased to 12.6% of our total loans for Fininvest as of December 31, 2001 from 4.5% as of December 31, 2000, mainly due to the inclusion in 2000 of the loan portfolios of Fininvest without provisions since the loans acquired were recorded at fair value at the date of acquisition which decreased our allowance for loan losses as a percentage of total loans as of December 31, 2000. The increase in the allowance for loan losses for Fininvest as a percentage of total loans of Fininvest also increased due to the 34.8% increase in Fininvest’s loan portfolio as of December 31, 2001 compared to December 31, 2000, as well as to a decline in the quality of Fininvest’s portfolio. The decline in the quality of Fininvest’s portfolio reflects the economic circumstances related to the lower income segment of the retail market and rising unemployment levels that were experienced in 2001. Our total loans for Fininvest within credit risk levels AA through C increased 20.4% to R$1,236 million as of December 31, 2001, compared to R$1,027 million as of December 31, 2000. Total loans within credit risk levels D through H increased 156.6% to R$313 of which R$277 million were nonperforming loans as of December 31, 2001, compared to R$122 million of which were nonperforming loans as of December 31, 2000. Our loan portfolio for Fininvest within credit risk levels AA to C was 79.8% as a percentage of our total loans for Fininvest as of December 31, 2001, compared to 89.4% as of December 31, 2000; whereas our loan portfolio for Fininvest within risk levels D to H was 20.2% of our total loans for Fininvest as of December 31, 2001, compared to 10.6% as of December 31, 2000. As previously described, all amounts are impacted by the inclusion in 2000 of the loan portfolio of Fininvest without provisions since the loans acquired were recorded at fair value at the date of the acquisition, which decreased our allowance for loan losses as a percentage of our total loans (including nonperforming loans).

      Although the allowance for loan losses for Cartão Unibanco increased to 7.9% of our total loans for Cartão Unibanco as of December 31, 2001 compared to 5.4% as of December 31, 2000, Cartão Unibanco’s aggregate credit portfolio increased 24.4% for the same year. Our total loans for Cartão Unibanco within credit risk levels AA to C increased 18.3% to R$730 million as of December 31, 2001, compared to R$617 million as of December 31, 2000. Our total loans for Cartão Unibanco within risk levels D to H increased 69.9% to R$141 million of which R$131 million were nonperforming loans as of December 31, 2001 compared to R$83 million of which R$80 million were nonperforming loans as of December 31, 2000. Our loan portfolio for Cartão Unibanco within risk levels AA to C was 83.8% as a percentage of our total loans for Cartão Unibanco as of December 31, 2001, compared to 88.1% as of December 31, 2000; whereas our loan portfolio for Cartão Unibanco within risk levels D to H was 16.2% as a percentage of our total loans for Cartão Unibanco as of December 31, 2001 (compared to 11.9% as of December 31, 2000). We experienced a slight decrease in the overall quality of Cartão Unibanco ‘s aggregate portfolio.

      As a result of the general improvement in the ability of our borrowers to pay their obligations, the allowance for Unibanco and others’ loan losses decreased to 4.7% of our total loans for Unibanco and others as of December 31, 2001, compared to 5.0% as of December 31, 2000. Our total loans for Unibanco and others within risk levels AA to C increased 16.8% to R$19,990 million as of December 31, 2001, compared to R$17,121 million as of December 31, 2000. Our total loans for Unibanco and others within risk levels D to H increased 11.8% to R$1,502 million of which R$588 million were nonperforming loans as of December 31, 2001, compared to R$1,344 million of which R$665 million were nonperforming loans as of December 31, 2000. Our loan portfolio for Unibanco and others within risk levels AA to C was 93.0% as a percentage of our total loans for Unibanco and others as of December 31, 2001, compared to 92.7% as of December 31, 2000; whereas our loan portfolio for Unibanco and others within risk levels D to H was 7.0% as a percentage of our total loans for Unibanco and others as of December 31, 2001, compared to 7.3% as of December 31, 2000. We experienced a slight increase in the overall quality of Unibanco and others’ aggregate portfolio, offset by the impact of the inclusion in 2000 of the loan portfolio of Banco Bandeirantes without provisions since the loans acquired were recorded at fair value at the date of the acquisition, which decreased our allowance for loan losses as percentage of total loans as of December 31, 2000.

      Nonperforming loans of the overall portfolio which comprises all loans 60 days or more overdue, when we stop the accrual of interest, represented 4.2% of our loan portfolio as of December 31, 2001 compared to 4.3% as of December 31, 2000, basically the same level, disregarding the effect of the inclusion in 2000 of the loan portfolios of Banco Bandeirantes and Fininvest without provisions since the loans acquired were recorded at fair value at the dates of the acquisitions.

      We believe that our current allowance for loan losses is sufficient to cover probable loan losses. The modification in Brazilian banking practice referred to above has no effect on income, stockholders’ equity or the balance of net loans.

      For additional information on the Central Bank’s regulations and our policy relating to allowances for nonperforming loans, see “— Selected Statistical Information” and “Item 4.Information on the Company — The Brazilian Banking Industry; Regulation and Supervision.”

Non-Interest Income

      The following table shows the principal components of our non-interest income for 2000 and 2001.

	For the Year Ended
	December 31,
	2000	2001	% Change
	(in millions of R$)
Fee and commission income	R$ 1,134	R$ 1,653	45.8%
Trading income (expenses)	91	120	31.9
Net gain on securities	-	18	-
Net gain on foreign currency transactions	17	67	294.1
Equity in results of unconsolidated companies	164	235	43.3
Insurance, private retirement plan and pension investment contracts	794	1,046	31.7
Other non-interest income	767	622	(18.9)

Total	R$ 2,967	R$ 3,761	26.8%

      Non-interest income increased 26.8% in 2001, principally due to the following increases:

  45.8% in fee and commission income;

  43.3% in equity in results of unconsolidated companies; and

  31.7% in insurance, private retirement plan and pension investment contracts.

These increases were offset by an 18.9% decrease in other non-interest income.

      Fee and Commission Income. The increase in fee and commission income was due to a 41.5% increase in banking tariffs and other fees and commissions to R$910 million in 2001 from R$643 million in 2000, largely due to organic growth stemming from our ContAtiva initiative to increase our retail banking customer base, and our success in cross-selling our products and services to former customers of Banco Bandeirantes. Our ContAtiva initiative, which was launched in October 2000, markets our new retail services to the same segments of the market as our traditional customer base. The ContAtiva program is initially designed to add 1.8 million new retail customers by the end of 2003; as of December 31, 2001, the program had already yielded nearly 1.0 million new clients. Growth in fee and commission income was also driven by credit card fees, which increased to R$362 million in 2001 from R$146 million in 2000, largely due to the launch of new products and volume growth, as a result of higher cardholder purchases and cash advances. Asset management fees increased 15.7% due to a shift in our asset management product mix towards products which generate higher fees, such as fixed income mutual funds, and the inclusion of fees from the assets under management acquired from Banco Bandeirantes.

      Trading Income. Trading income increased to R$120 million in 2001 from R$91 million in 2000. Trading income was affected by the favorable market conditions and reflected the increase in the average balance of trading assets to R$10,406 million as of December 31, 2001 from R$5,735 million as of December 31, 2000.

      Net Gain on Foreign Currency Transactions. The increase in net gain on foreign currency transactions to R$67 million in 2001 from R$17 million in 2000 reflected the fact that we were particularly active in 2001 in conducting foreign currency transactions, mainly in U.S. dollars, generating foreign exchange revenue.

      Equity in Results of Unconsolidated Companies. Equity in results of unconsolidated companies increased to R$235 million in 2001 from R$164 million in 2000, primarily due to the results of Credicard, which increased our equity in results to R$151 million in 2001 from R$105 million in 2000. Credicard’s results improved in 2001 mainly due to the strategies and policies it adopted to reduce loan and fraud losses, which had adversely affected its performance in prior years. The increase to R$33 million in 2001 from R$19 million in 2000 in our equity in results of Redecard was primarily due to the growth in debit card operations in Brazil.

      Insurance, Private Retirement Plans and Pension Investment Contracts. In 2001, insurance premiums, private retirement plan premiums and pension investment contracts increased 31.7% compared with 2000 mainly due to an increase in net insurance premiums in 2001 which were R$1,008 million, a 33.5% increase from 2000, primarily due to our organic growth and the inclusion of the portfolios of Trevo Seguradora S.A. and Trevo Banorte Seguradora S.A., previously insurance subsidiaries of Banco Bandeirantes.

      Other Non-interest Income. Other non-interest income decreased to R$622 million in 2001 from R$767 million in 2000, mainly due to our receipt of R$224 million in proceeds from several strategic transactions we undertook in 2000. These transactions included the divestitures of our interest in Quatro/A; the sale of a minority interest to Portugal Telecom in connection with establishing our Banco1.net joint venture; and the divestiture of our interest in Zip.net. See “— Overview — Other Transactions.” This increase was offset by the increase of R$140 million in gain on our overseas investments due to the impact of the devaluation of the real.

      Non-Interest Expense

      The following table shows the principal components of our non-interest expense for 2000 and 2001.

	For the Year Ended
	December 31,
	2000	2001	% Change
	(in millions of R$)
Salaries and benefits	R$ 1,234	R$ 1,716	39.1%
Administrative expenses	1,524	2,134	40.0
Amortization of goodwill and other intangibles	62	150	141.9
Insurance, private retirement plan and pension investment contracts	750	955	27.3
Other	718	932	29.8

Total	R$ 4,288	R$ 5,887	37.3%

      Non-interest expense increased 37.3% in 2001, primarily due to:

  a 40.0% increase in administrative expenses;

  a 39.1% increase in salaries and benefits;

  a 27.3% increase in insurance and private retirement plan expenses;

  a 141.9% increase in amortization of goodwill and other intangibles; and

  a 29.8% increase in other non-interest expenses.

      Salaries and benefits. In 2001, salaries and benefits increased 39.1% compared to 2000, mainly due to:

  a provision for our 2001 collective bargaining agreement, which increased salaries by 5.5%;

  the collective bargaining agreement in September 2000, which increased salaries by 7.5% and impacted results in 2001;

  our ContAtiva organic growth project; and

  the consolidation of Banco Bandeirantes and Fininvest personnel.

      Administrative expenses. Administrative expenses increased 40.0% in 2001 compared to 2000, primarily due to:

  higher processing volumes due to our organic growth and an increase in postal, telephone and data processing rates;

  the consolidation of Banco Bandeirantes and Fininvest; and

  higher telemarketing and marketing expenses due to higher volumes and increased rates charged by the companies, which provide our telemarketing and marketing services.

      Insurance, private retirement plan, and pension investment contracts. The increase of 27.3% in insurance, private retirement plan and pension investment contracts, to R$955 million in 2001 compared to R$750 million in 2000, was a consequence of the 31.7% growth of the related income in insurance premiums. As described above, we had an increase in our insurance portfolio due to our organic growth and, to a lesser extent, the inclusion of the insurance portfolio of Banco Bandeirantes due to the acquisition in December 2000.

      Other non-interest expense. The increase of 29.8% in other non-interest expenses in 2001 was mainly due to an increase of 49.3% in service, revenue and other taxes primarily related to increase in taxes on revenues COFINS and to a lesser extend PIS, which together increased 69.7% in 2001 compared to 2000. The increase in other non-interest expenses was also due to the increase in our revenues as a result of our organic growth and the consolidation of Banco Bandeirantes and Fininvest in December 2000. The increase in other non-interest expenses was also affected by the growth of 55.9% in other expenses which are generally in the nature of recurring expenses related to the increased size of our retail business, including our credit card business. See “— Macroeconomic Factors Affecting Our Financial Condition and Results of Operations — Taxes” for a discussion of COFINS and PIS.

      Income Tax

      Income tax in Brazil is comprised of federal income taxes and social contribution on earnings. We experienced an increase in our effective tax rate to 4.0% in 2001 from 2.0% in 2000. We had a R$24 million increase in our income tax for 2001 compared to 2000, principally due to:

  R$61 million increase due to our decision to pay less tax-deductible interest on stockholders’ equity, rather than paying dividends for 2001, compared to 2000; and

  R$26 million increase due to a higher non-taxable income capital gain in 2001.

      These increases were partially offset by the R$58 million decrease in income tax due to the increase in exempt foreign source income from subsidiaries; R$45 million decrease in income tax due to the increase in non-taxable exchange gain on our overseas investments due to the devaluation of the real.

      Our tax basis increased $165 million to R$712 million from R$547 million. Simply applying the statutory tax rate of 34% to the R$165 million increase in our tax basis for 2001 from 2000, we would have experienced an increase of R$56 million in our income tax, rather than the R$24 million increase we actually experienced.

      The payment of tax-deductible interest on equity is an option for profit distribution rather than non-tax-deductible dividends.

      For more information regarding income tax expense, see Note 18 to our audited consolidated U.S. GAAP financial statements.

Asset and Liability Management

      Our general policy on asset and liability management is to:

  avoid material mismatches between assets and liabilities with respect to maturities, currencies and interest rates; and

  maximize net interest income and return on assets and equity in light of interest rate, liquidity and foreign exchange risks and our internal risk management policies.

      Subject to these constraints, from time to time we take mismatched positions as to interest rates or maturities, or in certain limited circumstances, foreign currencies, when we believe such positions are justified in view of market conditions and prospects.

      The Central Bank requires us to monitor our asset and liability position under guidelines established by it. Our financial committee holds monthly meetings to:

  set funding policies;

  make decisions regarding the maturity structure of our assets and liabilities;

  establish overnight and intra-day limits for our maturity mismatches, interest rate positions and foreign currency positions; and

  set exposure limits for our treasury based on the inherent risks related to the position and gaps which correspond to the volatility of the market.

      In setting the policies and making the decisions described above, our financial committee takes into account not only our exposure limits for each market segment and product, but also volatilities and risk correlations across different markets. It also considers the liquidity of the market, institutional needs, gain possibilities and other potential risks. The financial committee holds extraordinary meetings as needed in response to unexpected macroeconomic changes.

      We also have a risk committee that meets every month with members of our board of directors, senior executives and risk management professionals. The main objective of the risk committee is to review policies related to treasury, brokerage, products and custody, and to set policy limits, including those for the trading desk. The risk and financial committees consult one another on proposals and agree on them prior to implementation.

      In addition, our senior management receives daily information on open or mismatched positions. At the beginning of each day, our cash committee analyzes position risks and gain and loss potential.

Liquidity Risk Management and Funding

      Overview

      Liquidity risk is defined as the risk of loss arising from our inability to meet our near-term and projected long-term funding commitments.

      Our asset and liability management policy seeks to ensure that sufficient liquidity is available to honor withdrawals of deposits and make repayments at maturity of other liabilities, to extend loans or other forms of credit to our customers and to meet our own working capital needs. The minimum amount of liquidity is determined by the reserve requirements established by the Central Bank. In addition, the Central Bank requires financial institutions to deposit certain funds with the Central Bank and to purchase and to hold Brazilian treasury securities. Compulsory deposits increased to an average balance of R$3,284 million in 2002 from R$1,758 million in 2001, primarily due to the Central Bank’s increasing the reserve requirement on deposits in 2001 and 2002 and due to our organic growth in deposits, which reserve in Central Bank are required (i.e. demand deposits, time deposits and saving accounts). The increase by Central Bank in compulsory deposits decreased our liquidity and our ability to offer loans and invest in securities. We meet the Central Bank’s requirements by maintaining a proper balance between maturity distribution and diversity of sources of funds. See “-Effects of Government Regulation on Our Financial Condition and Results of Operations – Reserve and Compulsory Deposit Requirements”.

      Our treasury department is responsible for managing our funding and liquidity positions, as well as for the execution of our investment objectives. The treasury department covers any shortfall by taking in additional deposits and/or borrowing from the interbank market. It seeks to maximize the efficient use of our deposit base by investing any surplus into liquid investments in the interbank market. Our treasury department works with exposure limits established by the financial committee.

      As of December 31, 2002, our interest-earning assets with maturities within one year were sufficient to cover our interest-bearing liabilities due for settlement over the same period. See “— Interest Rate Sensitivity.”

      The following table shows our average deposits and borrowings for 2000, 2001 and 2002, in each case together with the average interest rates paid thereon.

	For the Years Ended December 31,
	2000			2001			2002
	Average balance	% of total	Average rate	Average balance	% of total	Average rate	Average balance	% of total	Average rate
	(in millions of R$)
Deposits from banks	R$ 219	0.7%	8.2%	R$ 458	1.0%	11.6%	R$ 296	0.5%	12.5%
Savings deposits	2,959	10.1	7.9	4,419	9.7	7.6	5,284	9.7	7.6
Time deposits	4,362	14.9	15.7	8,263	18.2	16.1	13,799	25.4	17.5
Federal funds purchased and securities sold under repurchase agreements	3,966	13.5	11.0	8,175	18.0	13.9	8,251	15.2	15.4
Short-term borrowings	4,516	15.4	12.9	6,800	15.0	16.8	6,133	11.3	33.7
Long-term debt	7,188	24.5	16.0	8,013	17.7	19.2	9,551	17.6	37.2
Non-interest-bearing liabilities	6,149	20.9	-	9,259	20.4	-	10,909	20.1	-
Total liabilities	R$29,359	100.0%	10.6%	R$45,387	100.0%	12.2%	R$54,223	100.0%	18.0%

      Our three principal sources of funding are: deposits; lines of credit with foreign and domestic banks, including short-term borrowings and long-term debt.

      Deposits

      Our most important source of funding is our deposits, which represented approximately 40.1% of our total liabilities as of December 31, 2002. Our deposits consist primarily of real-denominated interest-bearing time and savings deposits and real-denominated non-interest-bearing checking accounts.

      We have experienced a high level of liquidity in recent years due to our relatively low leverage. We have used our excess liquidity to invest in short-term money market instruments and intend to continue to do so in the future, subject to regulatory requirements and investment considerations.

      We also intend to continue to broaden our customer deposit base and further decrease the size of average deposits by attracting new customers, thereby decreasing reliance on any particular group of depositors. We believe that decreasing the average size of these new customer accounts has allowed us to reduce interest expense on these new customer deposits.

      Lines of Credit

      Trade finance credit lines from correspondent banks represent an important source of funding for us. Most of these trade finance credit lines are denominated in U.S. dollars. We have historically funded our foreign currency trade loans from foreign currency lines with correspondent banks. Under our existing credit lines, as of December31, 2002, we had drawn short-term (mainly up to 360 days) funds totaling approximately R$4,121 million, a 22.7% increase in reais terms (or 19.4% decrease in US dollars terms) from short-term funds drawn as of December 31, 2001, due to the devaluation of the real.

      Medium- and Long-term Debt

      Our medium- and long-term debt obligations as of December 31, 2002 are summarized as follows:

		Payments due by period
Debt Obligations		Less than one	1 to 3	3 to 5	After 5
(in millions)	Total	year	years	years	years
Euronotes	R$ 2,186	R$ 1,390	R$ 743	R$ 48	R$ 5
Local onlending	5,332	1,816	1,760	958	798
Mortgage indebtedness	633	631	2	-	-
Notes issued under securitization arrangements	1,413	-	367	565	481
Subordinated debt	932	11	-	-	921
Other long-term obligations	432	222	133	6	71
Total debt obligations	R$ 10,928	R$ 4,070	R$ 3,005	R$ 1,577	R$ 2,276

      We also seek to obtain funding through the issuance of medium- and long-term fixed and floating rate securities, including our existing medium-term note program. This program permits the issuance of up to US$2 billion (or its equivalent in other currencies). As of December 31, 2002, we had outstanding approximately R$2,186 million in such securities. We used the proceeds of these issuances for general corporate lending purposes, principally onlending to our Brazilian clients. The following notes issued under the program are currently outstanding.

Month of Issue	Interest Rate	Notes due on	Aggregate Principal Amount

September 1997	Fixed rate step-down	October 2003	ITL 175 billion, which is equivalent to
	EURO fungible notes		approximately US$101 million
July 2001	7.25%	August 2003	US$150 million
February 2002	6.00%	February 2004	US$100 million
January 2003	6.875	January 2004	US$100 million
January 2003	6.75%	August 2003	EUR50 million
February 2003	6.00%	November 2003	US$100 million
March 2003	5.00%	September 2003	US$125 million
April 2003	5.00%	April 2004	US$100 million
May 2003	5.625	November 2004	US$75 million
May 2003	5.375	May 2004	EUR75 million

      We also borrow funds from BNDES and then onlend these funds to our customers to invest primarily in premises and equipments. As of December 31, 2002 and 2001, we had R$5,332 million and R$4,436 million, respectively, in real-denominated credit lines outstanding with BNDES.

      In April 2002, we issued US$200 million in step-up subordinated callable notes that will be considered Tier 2 capital for regulatory purposes. The notes have a ten-year term, pay interest semi-annually and mature on April 30, 2012. We have the option to call the notes, in whole but not in part on any interest payment date, beginning on April 30, 2007. The notes bear a coupon of 9.375% per annum until April 30, 2007 and thereafter 11.79% per annum. The notes have the benefit of a political risk protection contract for currency inconvertibility or non-transferability of funds provided to the trustee, to provide payment of interest in the event of our inability to convert reais into U.S. dollars outside Brazil or control funds deposited with the trustee, due to certain actions by the Brazilian government. Payment under the political risk protection contract is limited to an amount which corresponds to 18 months’ interest on the notes. Moody’s classified the issue’s risk as A3.

      In December 2002, we also issued R$222 million in subordinated time deposits. The subordinated time deposits have a ten-year term, pay a 102% of Brazilian Interbank interest rate and mature on December 2012. We have the option to call the time deposit in December 2007.

      In May 2002, we entered into a securitization transaction involving certain of our US dollar denominated electronic remittance payment orders (“DPRs”), pursuant to which we sold such DPRs to UBB Diversified Payment Rights Finance Company (the “SPC”). Backed by the DPRs, the SPC issued a series of notes in an aggregate principal amount of US$400 million corresponding to R$1,413 million. The full payment of principal of and interest on the issued series of notes is guaranteed by a financial guaranty policy. We are not responsible for the existence of the flow of DPRs. Nevertheless, upon the occurrence of certain events which have a material adverse effect on the existence of the future flows of the DPRs, we are required to pay to the SPC the repurchase price of the DPRs, the proceeds of which will be used by the SPC to redeem any outstanding notes and are liable for amounts relating to such notes. The transaction received the rating “AAA” from S&P and Fitch and “Aaa” from Moody’s.

      As of December 31, 2002 and 2001, we had R$10,928 million and R$7,847 million, respectively, in long-term debt outstanding. During the twelve months ended December 31, 2003, R$4,070 million in long-term debt will mature. We intend to refinance this debt through a combination of sources, in accordance with market conditions. See Note 16 to our audited consolidated U.S. GAAP financial statements.

Financial guarantees

      As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers which are summarized as follows:

	Contractual amounts
	As of December 31,
			Less than	1 to 3	3 to 5	After 5	No stated
	2001	2002	one year	years	years	years	maturity
Co-obligation for credit assignment	R$216	R$15	R$15	R$-	R$-	R$-	R$-
Guarantees	4,002	4,251	1,466	354	524	893	1,014
Standby letters of credit and letters of credit	79	302	302	-	-	-	-

      The carrying value of financial guarantees are recorded in “Other liabilities” and amount R$10 million, including the provision for probable losses in the amount of R$3 million.

      Standby letters of credit and guarantees are our conditional commitments to guarantee the performance of a customer to a third party in borrowing arrangements. Other letters of credit are issued to support transactions on behalf of customers.

      In the ordinary course of our business, we enter into contracts that contain indemnification provisions. These provisions require us to make payments to another party in the event that certain events occur. Many of these provisions call for us to indemnify the other party against loss in the event that we fail to perform our obligations under the contract. These performance guarantees are not subject to disclosure. Other types of indemnification agreements that function as financial guarantees are considered to have remote risk of loss experience and maximum exposure to loss is not possible to estimate due to the low risk nature of these agreements.

      At December 31, 2001 and 2002 we have contractual amounts of R$14,806 million and R$11,207 million, respectively, of unfounded commitments to extend credit for a specified time period to lend to a customer who has complied with predetermined contractual conditions. These contracts have maturity less than one year and can be renewed.

      The maximum potential credit risk of these contracts is equal to the contractual amounts shown above if the counterparty does not perform under the respective contract. Generally, these contracts expire without being drawn upon; therefore, the contractual amounts are not indicative of the actual credit exposure or future cash flow requirements for such commitments. To mitigate credit risk, we may require the counterparty to pledge collateral in the form of cash, securities or other assets to support the extension of credit similar to the collateral required for our lending operations.

Changes in Cash Flows

      The following table shows the principal variations in our cash flows during each of the three years indicated.

	For the Year Ended
	December 31,
	2000	2001	2002
	(in millions of R$)
Net cash provided by (used in) operating activities	R$ 1,729	R$ (2,897)	7,200
Net cash used in investing activities	(2,787)	(6,631)	(10,695)
Net cash provided by financing activities	6,598	3,392	15,096
Net (decrease) increase in cash and cash equivalents	R$ 5,540	R$ (6,136)	11,601

      2002

      During 2002, our operating activities provided R$7,200 million net cash, as follows:

  R$1,972 million provided by our net income adjusted by net-cash items; and

  R$4,461 million provided by a decrease intrading assets resulting primarily from the reimposition by the Central Bank of reserve requirements on demand, savings and time deposits in cash.

      During 2002, net cash used in our investing activities was R$10,695 million net cash, as follows:

  R$5,455 million used in purchase of securities held to maturity, offset R$870 million provided by proceeds from matured of securities held to maturity

  R$2,385 million increase in deposits in cash with Central Bank, due to new reserve requirements imposed;

  R$2,467 million increase in loans, due to our organic growth.

  R$1,792 million used in purchases of available for sale securities, net of proceeds from sale;

      During 2002, our financing activities provided R$15,096 million net, cash as follows:

  R$6,213 million increase in short-term federal funds purchased and securities sold under repurchase agreements since we acted as a dealer of the Central Bank on December 31, 2002.

  R$6,117 million increase in deposits, mainly time deposits mainly, as a result of the migration from asset management funds by the introduction of the new mark to market rule for investment funds introduced in 2002.

  R$3,103 million increase in new borrowings under long-term arrangements net of repayments, due to R$1,413 million increase in notes issued under securitization arrangements, R$932 million increase due to the two issuance of subordinated debt, R$896 million increase in local onlending (funds borrowed from BNDES) due to our organic growth.

      2001

      During 2001, our operating activities used R$2,897 million net cash, as follows:

  R$2,152 million provided by our net income adjusted by non-cash items; and

  R$4,967 million increase in trading assets mainly as a result of the reimposition by the Central Bank of reserve requirements on time deposits in the form of government securities.

      During 2001, net cash used in our investing activities was R$6,631 million, as follows:

  R$4,259 million increase in loans, due to our organic growth;

  R$1,704 million increase in purchases of securities available for sale net of respective sales or maturities of securities; and

  R$498 million was used buying data processing equipment, leasehold improvements and development costs (mainly for computer systems and other technology upgrades, designed to improve our operating efficiency).

      During 2001, our financing activities provided R$3,392 million net cash, as follows:

  R$4,853 million increase in our deposits primarily due to our organic growth; and

  R$651 million increase in new borrowings under long-term arrangements net of repayments, due to a R$1,117 million increase in local onlending (funds borrowed from BNDES) due to our organic growth and a R$455 million increase in euronotes issued abroad, mainly due to the devaluation of the real in 2001. These increases in local onlending and euronotes issuance were offset by a R$1,046 million decrease in debentures due in part to R$152 million of the debentures reaching maturity and our repurchase of R$894 million of the debentures as a result of the expectation of the market that interest rates will increase due to the increase in interest rates in Brazil in 2001. The interest rate on our debentures was reset periodically.

      The cash generated was partly offset by a R$2,163 million decrease in federal funds purchased and securities sold under repurchase agreements.

      2000

      During 2000, our operating activities provided R$1,729 million net cash. This stemmed primarily from a R$818 million decrease in year-end trading assets from 1999, relating to cash flow adjustments due to the Banco Bandeirantes acquisition in 2000.

      During 2000, our investing activities used R$2,787 million net cash, as follows:

  R$2,535 million increase in wholesale and retail loans;

  R$1,063 million was used in our acquisitions of Banco Bandeirantes, Fininvest and Credibanco; and

  R$316 million was used buying premises and equipment, mainly designed to increase the efficiency of our operations, the services offered to our customers and our productivity.

      These uses of net cash in investing activities were partly offset by inflows of R$342 million upon the sale of interests in unconsolidated companies, mainly Quatro/A Zip.net and Volkswagen Leasing S.A. — Arrendamento Mercantil, and inflows of R$811 million in proceeds which we received from maturities of our held-to-maturity securities portfolio, net of purchases.

      During 2000, our financing activities provided R$6,598 million net cash, as follows:

  R$5,510 million in net increase in federal funds purchased and securities sold under repurchase agreements;

  R$1,101 million in proceeds from a private offering of common and preferred stock in December 2000;

  R$1,001 million increase in our deposits; and

  R$621 million increase in short-term debt.

      These were partly offset by a R$1,354 million repayment of long-term debt, net of new borrowings.

Capital

      Under Central Bank rules, we are required to comply with Brazilian capital adequacy regulations, which currently require banks to have total capital equal to or greater than 11% of risk-adjusted assets, similar to the requirement imposed by the Basle Accord. See “Item 4.Information on the Company — The Brazilian Banking Industry; Regulation and Supervision” for a detailed discussion of capital adequacy requirements.

      We currently measure our capital compliance on a consolidated basis, since we believe this represents the most accurate view of our ability to withstand losses from our direct and indirect operations. The following table shows our capital positions as a percentage of total risk-adjusted assets, as well as our minimum capital requirements under Brazilian law, as of December 31, 2000, 2001 and 2002.

	As of December 31,
	Consolidated
	Partial (1)			Full (2)
	2000	2001	2002	2000	2001	2002
	(in millions of R$, except percentages)
Tier 1	16.46%	13.71%	13.82%	16.42%	14.63%	13.91%
Tier 2	-	0.01	1.89	0.01	0.01	1.74

Total capital	16.46%	13.72%	15.71%	16.43%	14.64%	15.65%

Our regulatory capital	R$ 5,557	R$ 6,203	R$ 7,561	R$ 6,521	R$ 7,106	R$ 8.175
Minimum regulatory capital
Required	3,714	4,975	5,296	4,366	5,339	5.746

Excess over minimum
regulatory capital required	R$ 1,843	R$ 1,228	R$ 2,265	R$ 2,155	R$ 1,767	R$ 2,429

_________________________________
(1) Partial consolidation excludes non-financial subsidiaries.
(2) Full consolidation includes both financial and non-financial subsidiaries.

      The following table shows the impact of different factors on our Basle capital adequacy ratio: we have to allocate capital to cover foreign currency exposure. Since October2002, the Central Bank requires an allocation of capital in the amount representing 100% of foreign currency exposure when the exposure exceeds 5% of adjusted capital. This was an increase from an allocation of 50% from December 2001 when the Central Bank reduced the limit of capital exposure on foreign currency to 30% from the previous level. In December 31, 2002 Unibanco’s foreign currency exposure was less than 5% of the adjusted capital.

      The current position therefore is that from exposure of 0% to 5% of adjusted capital, there is no requirement to allocate capital, between 5% and 30%, 100% of capital must be allocated and exposure above 30% is not permitted and is subject to penalties imposed by the Central Bank.

      We believe that these measures will not have a significant effect on our results of operations because our capital levels exceed the new increased requirements of the Central Bank. See “— Macroeconomic Factors Affecting Our Financial Condition and Results of Operations — Effects of Government Regulation on Our Financial Condition and Results of Operations — Capital Adequacy”.

Basle Capital Adequacy Ratio Impacts Year Ended December 31, 2002
Basle capital adequacy ratio at December 31, 2001	13.72%
Decrease in risk weighted assets	(1.89)
Increase in adjusted equity	3.18
Increase in foreign exchange risk	0.70
Basle capital adequacy ratio at December 31, 2002	15.71%

      Our regulatory capital increased from R$5,557 million as of December 31, 2000 to R$6,203 million as of December31, 2001 and to R$7,561 million as of December 31, 2002 on a partial consolidation basis and from R$6,521 million as of December 31, 2000 to R$7,106 million as of December 31, 2001 and R$8,175 million as of December30, 2002 on a full consolidation basis. These increases reflects mainly the net income for 2001 after the payments of dividends in the amount of R$649 million and, in respect of the year ended December31, 2002, reflects mainly the net income for the period net of dividends paid related to the year in the amount of R$670 million and the issue of subordinated debt in the amount of R$932 million, which was offset by R$260 million of net unrealized losses on securities and derivatives financial instruments due to the change in the Brazilian Corporate Law in 2002.

      During 2000, 2001 and 2002, we maintained a significant position in short-term, highly liquid instruments, which in general have a zero or low risk rating, thereby eliminating or significantly reducing the need to maintain capital against these assets. This approach reflected the restrictive credit environment that prevailed in Brazil during the last years. If we intend to significantly increase our loan portfolio, we would be required to maintain capital based on the risk rating of such loan assets which, depending on the capital position at that time, could reduce our level of capital compliance from that indicated above.

      Additionally, the Central Bank limits the amount of investments in consolidated subsidiaries not engaged in banking, leasing or securities activities and in unconsolidated companies, premises and equipment and intangible assets to 70% of stockholders’ equity on a consolidated basis. The Central Bank also limits unconsolidated investments, premises and equipment and intangible assets to 70% of stockholders’ equity on a full-consolidated basis. On June 30, 2002 and December 31, 2002 this limit was reduced to 60% and 50%, respectively. As of December 31, 2000 our total investment was temporarily greater than 70% of our equity by approximately R$544 million, only on the partial consolidation basis as a result of our 2000 acquisitions. As of February 2001, we are again in compliance with all indices. At December 31, 2001 and 2002 our total investment in such assets was less than the Central Bank limit.

Interest Rate Sensitivity

      Management of interest rate sensitivity is a key component of our asset and liability policy. Interest rate sensitivity is the relationship between market interest rates and net interest revenue due to the maturity or repricing characteristics of interest-earning assets and interest-bearing liabilities. For any given period, the pricing structure is matched when an equal amount of these assets or liabilities matures or reprices in that period. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income. Conversely, a positive gap denotes asset sensitivity and normally means that an increase in interest rates would have a positive effect on net interest income. These relationships are as of one particular date only, and significant swings can occur daily as a result of both market forces and management decisions.

      Our interest rate sensitivity strategy takes into account:

  rates of return;

  the underlying degree of risk; and

  liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds.

      We monitor our maturity mismatches and positions and manage them within established limits. Management reviews our positions at least weekly and changes positions promptly as market outlooks change.

      The following table shows the repricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2002. The information at that date may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

	December 31, 2002
	Up to	31-90	91-180	181-365	1-3	3-5	Over
	30 days	days	days	days	years	years	5 years	Total
	(in million of R$, except percentages)
Deposits in other banks	R$ 2,007	R$ 122	R$ 29	R$ 19	R$ 21	R$ -	R$ 111	R$ 2,309
Federal funds sold and securities purchased under resale agreements	13,561	-	-	-	-	-	-	13,561
Central bank compulsory deposits	1,208	-	-	-	-	-	-	1,208
Trading	5,299	-	-	-	-	-	-	5,299
Securities available for sale	671	85	361	1,005	1,315	1,693	1,066	6,196
Securities held to maturity	141	193	764	624	4,127	722	51	6,622
Loans	5,783	3,933	3,376	3,751	4,721	1,508	1,204	24,276
Other	38	104	22	89	330	7	12	602
Total interest-earning asset	R$ 28,708	R$ 4,437	R$ 4,552	R$ 5,488	R$ 10,514	R$ 3,930	R$ 2,444	R$ 60,073

	December 31, 2002
	Up to	31-90	91-180	181-360	1-3	3-5	Over
	30 days	days	days	days	years	years	5 years	Total
	(in million of R$, except percentages)
Deposits from banks	R$ 8	R$ 6	R$ 37	R$ 1	R$ 12	R$ -	R$ -	R$ 64
Savings deposits	5,890	-	-	-	-	-	-	5,890
Time deposits	2,687	2,379	720	1,356	9,633	79	-	16,854
Federal funds purchased and securities sold under repurchase agreements	13,806	-	-	-	-	-	-	13,806
Short-term borrowings	555	820	2,836	1,153	923	17	1	6,305
Long-term debt	304	1,055	928	1,783	3,006	1,576	2,276	10,928
Total interest-bearing liabilities	R$ 23,250	R$ 4,260	R$ 4,521	R$ 4,293	R$ 13,574	R$ 1,672	R$ 2,277	R$ 53,847
Asset/liability gap	5,458	177	31	1,195	(3,060)	2,258	167	6,226
Cumulative gap	5,458	5,635	5,666	6,861	3,801	6,059	6,226	6,226
Ratio of cumulative gap to cumulative total interest-earning assets	9.1%	9.4%	9.4%	11.4%	6.3%	10.1%	10.4%

Exchange Rate Sensitivity

      Most of our operations are denominated in reais. Our policy is to avoid material exchange rate mismatches. However, we traditionally have outstanding at any given time medium- and long-term debt denominated in foreign currencies, principally the U.S. dollar (R$4,531 million as of December 31, 2002). As of December 31, 2002, our consolidated net foreign currency exposure was R$1,985 million or 24.4% of our regulatory capital (in a full consolidation) and do not represents the foreign currency exposure under Central Bank guidelines, since Central Banks allows to the banks certain deductions such operations with maturity in the following day business and allocation of foreign capital, which reduce our net exposure in foreign currency to less then 5% at December 31, 2002, as explained above in the capital section. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including off-balance sheet financial instruments.

      Our foreign currency position arises primarily through our purchases and sales of foreign exchange (primarily U.S. dollars) from Brazilian exporters and importers, from other financial institutions on the interbank market, or on the spot and forward currency markets. The Central Bank regulates our maximum open, short and long foreign currency positions.

      We enter into short-term derivative contracts with various counterparties to manage our overall exposure, as well as to assist customers in managing their exposures. These transactions involve a variety of derivatives, including interest rate swaps, currency swaps, futures and options. See Note 28 to our audited consolidated U.S. GAAP financial statements.

      Foreign currency assets are largerly denominated in reais but are indexed to foreign currencies, principally the US dollar, and all liabilities are denominated in foreign currencies, principally the US dollar. The majority of our foreign derivative financial instruments are denominated in reais but are indexed to a foreign currency, principally the US dollar.

      As of December 31, 2002, the composition of our assets, liabilities, stockholders’ equity and derivative financial instruments by currency and term was as shown below. The information below may not reflect the net exposure at other times and may not represent the future impact on our results, since the operations with final maturity in the following business day are not subject to changes in foreign currency because they are settle using an exchange rate of the previous day. Furthermore, we can change our exposure due to changes in market conditions or management’s decision.

	As of December 31, 2002
	R$	Foreign Currency	Total	Percentage
	(in millions of R$, except percentages)
Assets
Cash and due from banks	R$ 698	R$ 236	R$ 934	1.3%
Loans, securities and other assets	47,440	20,582	68,022	94.5
Less than one year	38,986	12,472	51,458	71.5
From one to three years	4,055	6,135	10,190	14.1
More than three years	4,399	1,975	6,374	8.9
Premises and equipment, net	1,507	13	1,520	2.1
Investments in unconsolidated companies	548	26	574	0.8
Goodwill and other intangibles, net	1,079	-	1,079	1.5
Other intangibles, net	270	-	270	0.4
Nonperforming loans	958	20	978	1.3
Allowance for loan losses	(1,047)	(342)	(1,389)	(1.9)
Total	R$ 51,453	R$ 20,535	R$ 71,988	100.0%
Percentage of total assets	71.5%	28.5%	100.0%
Liabilities and Stockholders’ Equity
Non-interest bearing deposits	R$ 2,457	R$ 790	R$ 3,247	4.5%
Deposits, borrowings and other liabilities	48,083	14,413	62,496	86.8
Less than one year	34,877	10,096	44,973	62.4
From one to three years	11,397	2,177	13,574	18.9
More than three years	1,809	2,140	3,949	5.5
Stockholders’ equity	6,245	-	6,245	8.7
Total	R$ 56,785	R$ 15,203	R$ 71,988	100.0%
Percentage of total liabilities and stockholders’ equity	78.9%	21.1%	100.0%

	Net exposure
Derivative financial instruments
Swap contracts
Assets position, net	R$ 1,828	R$ -	R$ 1,828	-
Liabilities position, net	-	1,886	1,886	-
Swap contracts with daily reset
Assets position, net	-	18	18	-
Liabilities position, net	18	-	18	-
Future contracts
Assets position, net	5,019	-	5,019	-
Liabilities position, net	-	1,469	1,469	-
Option contracts
Purchases , net	2	-	2	-

      Capital Expenditures

      During the period 2000 to 2002, we made significant capital expenditures to automate our branch network. In addition, as a result of our reengineering program, we made significant capital expenditures for computer systems, communications equipment and other technology designed to increase the efficiency of our operations, the services offered to our customers and our productivity.

      The following table shows our capital expenditures in 2000, 2001 and 2002.

	For the Year Ended December 31,
	2000(1)	2001	2002
	(In millions of R$)
Land and buildings	R$ 119	R$ 35	R$ 38
Furniture and equipment	82	29	47
Leasehold improvements	54	104	56
Data processing	102	166	111
Software developed or obtained for internal use	101	180	60
Other	29	17	21
Total	R$ 487	R$ 531	R$ 333

__________________________
(1) Includes R$172 million related to our acquisitions in 2000.

      We expect that capital expenditures in 2003 will not be substantially greater than historical expenditure levels and will consist mainly of investments to continue the upgrade of our communications and computer systems, customer service and back office administrative systems, as well as Internet-related investments.

      We anticipate that, in accordance with our practice during recent years, our capital expenditures in 2003 will be funded from our internal resources. No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

SELECTED STATISTICAL INFORMATION

      The following information is included for analytical purposes and should be read in connection with our U.S. GAAP Financial Statements.

      Average Consolidated Balance Sheet and Interest Rate Data

      The table below presents the average consolidated balances for our interest-earning assets and interest-bearing liabilities, the related interest income and expense amounts and the average yields and rates for each period. The average balances were calculated from the month-end principal balances together with the related accrued interest balances. See Note 2(b) to our U.S. GAAP financial statements.

      We have broken down certain liabilities into domestic and international currencies. The domestic balances represent liabilities denominated in reais while the international balances represent liabilities denominated in currencies other than reais, primarily the U.S. dollar. Asset balances were not broken out into domestic and international currencies, as substantially all of our assets are denominated in reais.

       All nonperforming loans are also nonaccrual loans and they have been excluded from “Loans” in the average balance and included as non-interest-earning assets.

      The accrual of interest on typical Brazilian financial assets and liabilities includes nominal interest rates and a monetary correction component. Such monetary correction may be related to an inflation index, changes in foreign exchange rates (usually U.S. Dollar) or other floating interest rate. The interest rate and monetary correction are applied at the end of each month to the principal balance of each operation. The updated value becomes the new basis for the accrual of the next month's interest and monetary correction, and so forth, until settled. As a result, it is not practical (and it would not reflect the actual return on our investments) to segregate only the interest rate component for purposes of showing our average consolidated balance sheet and interest rate data. On the other hand, for prospective financial information we only considered the interest rate component, as we cannot predict the effects of monetary correction up to the maturity date.

       Brazilian tax law does not currently provide income tax exemptions for interest earned on any investment securities. Therefore, interest income has not been presented on a tax-equivalent basis. Additionally, fees received for loans are included in interest income on loans. We do not consider these amounts to be significant.

	As of December 31,

	2000			2001			2002

	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate

	(in millions of R$, except percentages)
Interest-earning assets:
Interest-bearing deposits in other banks	R$965	R$104	10.8%	R$1,838	R$187	10.2%	R$2,280	R$182	8.0%
Federal funds sold and securities purchased under resale agreements	3,971	452	11.4	3,877	506	13.1	3,771	652	17.3
Central Bank compulsory deposits	446	35	7.8	646	74	11.5	871	173	19.9
Trading assets	5,735	1,086	18.9	10,406	1,861	17.9	8,001	906	11.3
Securities available for sale (1)	1,114	179	16.1	2,153	346	16.1	5,535	1,500	27.1
Securities held to maturity	1,003	83	8.3	742	56	7.5	5,079	3,113	61.3
Loans	15,029	3,872	25.8	21,783	6,677	30.7	23,708	8,514	35.9
Other interest-earning assets	31	2	6.5	42	6	14.3	62	5	8.1

Total interest-earning assets	28,294	5,813	20.5	41,487	9,713	23.4	49,307	15,045	30.5

Non-interest-earning assets:
Cash and due from banks	395			709			1,019
Central Bank compulsory deposits	524			803			1,252
Nonperforming loans	688			966			1,084
Allowance for loan losses	(969)			(1,232)			(1,374)
Investments in unconsolidated companies	453			650			692
Premises and equipment	1,355			1,639			1,698
Goodwill and other intangibles	197			1,447			1,494
Other assets	2,843			4,734			5,138

Total non-interest-earning assets	5,486			9,716			11,003

Total assets	R$33,780	R$5,813	17.2%	R$51,203	R$9,713	19.0%	R$60,310	R$15,045	24.9%

Interest-bearing liabilities:
Time deposits:
Domestic	R$4,053	R$659	16.3%	R$7,941	R$1,295	16.3%	R$13,218	R$2,390	18.1%
International	309	24	7.8	322	36	11.2	581	21	3.6

Total	4,362	683	15.7	8,263	1,331	16.1	13,799	2,411	17.5

Savings deposits:
Domestic	2,845	228	8.0	4,281	333	7.8	5,103	397	7.8
International	114	5	4.4	138	5	3.6	181	7	3.9

Total	2,959	233	7.9	4,419	338	7.6	5,284	404	7.6

Deposits from banks:
Domestic	87	8	9.2	209	43	20.6	143	32	22.4
International	132	10	7.6	249	10	4.0	153	5	3.3

Total	219	18	8.2	458	53	11.6	296	37	12.5

Federal funds purchased and securities sold under repurchase agreements	3,966	438	11.0	8,175	1,134	13.9	8,251	1,270	15.4

Short-term borrowings:
Domestic	22	3	13.6	55	11	20.0	122	42	34.4
International	4,494	580	12.9	6,745	1,131	16.8	6,011	2,022	33.6

Total	4,516	583	12.9	6,800	1,142	16.8	6,133	2,064	33.7

Long-term debt:
Domestic	4,852	679	14.0	4,877	605	12.4	5,452	925	17.0
International	2,336	471	20.2	3,136	937	29.9	4,099	2,632	64.2

Total	7,188	1,150	16.0	8,013	1,542	19.2	9,551	3,557	37.2

Total interest-bearing liabilites	23,210	3,105	13.4	36,128	5,540	15.3	43,314	9,743	22.5

Non-interest-bearing liabilities:
Demand deposits:
Domestic	1,361			2,047			1,929
International	60			113			501

Total	1,421			2,160			2,430

Other non-interest-bearing liabilities	4,728	-		7,099	-		8,479

Total non-interest bearing liabilities	6,149	-		9,259	-		10,909	-

Total liabilities	29,359	3,105	10.6%	45,387	5,540	12.2%	54,223	9,743	18.0%

Stockholders’ equity	4,421	-		5,816	-		6,087	-

Total liabilities and stockholders’ equity	R$33,780	R$3,105		R$51,203	R$5,540		R$60,310	R$9,743

________	____________
(1)	Securities classified as available for sale do not include the effect of changes in fair value.

      Changes in Interest Income and Expenses — Volume and Rate Analysis

      The following table shows the allocation of the changes in our interest income and expense between average volume and changes in the average yields/rates for 2001 compared to 2000 and to 2002. Volume and rate variances have been calculated based on movements of average balances over the period and changes in average interest yield/rates on interest-earning assets and interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to the change due to volume and the change due to rate on a proportional basis.

	2001/2000			2002/2001

	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:

	Volume	Yield/rate	Net change	Volume	Yield/rate	Net change

			(in millions of R$)
Interest-earning assets:
Interest-bearing deposits in other banks	R$89	R$(6)	R$83	R$ 40	R$(45)	R$(5)

Federal funds sold and securities purchased under resale agreements	(11)	65	54	(14)	160	146
Central Bank compulsory deposits	19	20	39	32	67	99
Trading assets	838	(63)	775	(369)	(586)	(955)
Securities available for sale	167	-	167	803	351	1,154
Securities held to maturity	(20)	(7)	(27)	1,378	1,679	3,057
Loans	1,972	833	2,805	624	1,213	1,837
Other interest-earning assets	1	3	4	2	(3)	(1)

Total interest-earning assets	R$3,095	R$805	R$3,900	R$2,458	R$2,874	R$5,332

Interest-bearing liabilities:
Time deposits:
Domestic	R$634	R$2	R$636	R$941	R$154	R$1,095
International	1	11	12	18	(33)	(15)

Total	635	13	648	955	125	1,080

Savings deposits:
Domestic	112	(7)	105	64	-	64
International	1	(1)	-	2	-	2

Total	113	(8)	105	66	-	66

Deposits from banks:
Domestic	19	16	35	(15)	4	(11)
International	6	(6)	-	(3)	(2)	(5)

Total	28	7	35	(18)	2	(16)

Federal funds purchased and securities sold under repurchase agreements	561	135	696	11	125	136
Short-term borrowings:
Domestic	6	2	8	19	12	31
International	345	206	551	(135)	1,026	891

Total	351	208	559	(120)	1,042	922

Long-term debt:
Domestic	3	(77)	(74)	78	242	320
International	194	272	466	357	1,338	1,695

Total.	205	187	392	436	1,579	2,015

Total interest-bearing liabilities	R$1,927	R$508	R$2,435	R$1,295	R$2,908	R$4,203

      Net Interest Margin and Spread

      The following table shows our average interest-earning assets, average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread for 2000, 2001 and 2002.

	For the Year Ended December 31,

	2000	2001	2002

	(in millions of R$, except percentages)
Total average interest-earning assets	R$28,294	R$41,487	R$49,307
Total average interest-bearing liabilities	23,210	36,128	43,314
Net interest income (1)	R$2,708	R$4,173	R$5,302
Average yield on average interest-earning assets	20.5%	23.4%	30.5%
Average rate on average interest-bearing liabilities	13.4	15.3	22.5
Net interest spread (2)	7.1	8.1	8.0
Net interest margin (3)	9.6%	10.1%	10.8%
________	____________
(1)	Defined as total interest income less total interest expense.
(2)	Defined as the differences between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(3)	Defined as net interest income divided by average interest-earning assets.

       Returns on Equity and Assets

       The following table shows certain of our financial data for the periods indicated:

	For the Year Ended December 31,

	2000	2001	2002

	(in millions of R$, except percentages)
Net income	R$628	R$825	R$803
Average total assets	33,780	51,203	60,310
Average stockholders' equity	R$4,421	R$5,816	R$6,087
Net income as a percentage of average total assets	1.9%	1.6%	1.3%
Net income as a percentage of average stockholders' equity	14.2	14.2	13.2
Dividends payout ratio common and preferred (1)	45.8	39.3	42.4
Average stockholders' equity as a percentage of average total assets	13.1%	11.4%	10.1%
________	____________
(1)	Defined as dividends declared per share divided by net income per share

      Securities Portfolio

      General

       The following table shows our portfolio of trading assets, securities available for sale and securities held to maturity as of December 31, 2000, 2001 and 2002. The amounts exclude our investments in unconsolidated companies (see Note 11 to our U.S. GAAP financial statements). Trading assets and securities available for sale are stated at fair value and securities held to maturity are stated at amortized cost. See Notes 2 (d), 2 (e), 2 (f), 6, 7, 8 and 28 to our U.S. GAAP Financial Statements.

	As of December 31,

	2000	% of total	2001	% of total	2002	% of total

	(in millions of R$, except percentages)
Trading assets:
Federal government securities (1)	R$4,766	68.8%	R$9,399	79.6%	R$2,527	47.7%
Securities of foreign governments	7	0.1	18	0.2	31	0.6
Corporate debt securities	43	0.6	31	0.3	23	0.4
Bank debt securities	16	0.2	29	0.2	28	0.5
Mutual funds (2)	1,702	24.5	1,914	16.2	2,282	43.1
Derivative financial instruments	405	5.8	412	3.5	408	7.7

Total	R$6,939	100.0%	R$11,803	100.0%	R$5,299	100.0%

Trading assets as a percentage of total assets	14.3%	-	22.1%	-	7.4%	-
Securities available for sale:
Federal government securities	R$ -	- %	R$ -	- %	R$1,823	29.4%
Brazilian sovereign bonds (3)	49	3.6	254	8.1	726	11.7
Corporate debt securities	1,129	82.9	2,553	81.6	2,907	46.9
Bank debt securities	112	8.2	161	5.1	316	5.1
Stocks	72	5.3	164	5.2	243	3.9
Mutual funds	-	-	-	-	181	3.0

Total	R$1,362	100.0%	R$3,132	100.0%	R$6,196	100.0%

Securities available for sale as a
percentage of total assets	2.8%	-	5.9%	-	8.6%	-
Securities held to maturity:
Federal government securities	R$ -	- %	R$ -	- %	R$5,912	89.3%
Brazilian sovereign bonds (3)	111	12.9	107	16.2	305	4.6
Securities of foreign governments	-	-	-	-	1	-
Corporate debt securities	566	65.9	467	70.7	404	6.1
Bank debt securities	182	21.2	87	13.1	-	-

Total	R$859	100.0%	R$661	100.0%	R$6,622	100.0%

Securities held to maturity as a percentage of total assets	1.8%	-	1.2%	-	9.2%	-
________	____________
(1)	Consists of domestic securities issued by the Central Bank and the Brazilian Treasury, except for R$2 million, R$10 million and R$50 million, represented by Brady Bonds and Global Bonds issued by the Brazilian government abroad as of December 31, 2000, 2001 and 2002, respectively.
(2)	The portfolios of mutual funds held by our insurance, capitalization and private retirement companies are represented mainly by federal government securities.
(3)	Consists primarily of Brady Bonds and Global Bonds issued by Brazilian government abroad.

       In 2002, we decided to change the classification of federal government securities, previously classified as trading assets, to securities available for sale and to securities held to maturity, in the amount of R$1,156 million and R$1,178 million, respectively.

      We also decided to buy certain federal government securities as securities held to maturity using as parameters to define the financial ability, the maturities, interest rates (positive spread) and currency of our liability operations.

      Maturity Distribution

      The following table shows the maturity distribution and average yields as of December 31, 2002 for our trading assets, securities available for sale and securities held to maturity. Brazilian tax law does not currently provide income tax exemptions for interest earned on any investment securities. Therefore interest income has not been presented on a tax-equivalent - basis.

	As of December 31,2002

	Due in 1 year or less		Due in between 1 and 5 years		Due in between 5 and 10 years		Due after 10 years		Total

		Yield		Yield		Yield		Yield		Yield
	R$	%	R$	%	R$	%	R$	%	R$	%

	(in millions of R$, except percentages)
Trading assets:
Federal government securities	R$2,527	12.1%	R$ -	- %	R$ -	- %	R$ -	- %	R$2,527	12.1%
Securities of foreign governments.	31	18.2	-	-	-	-	-	-	31	18.2
Corporate debt securities	23	11.9	-	-	-	-	-	-	23	11.9
Bank debt securities	28	7.7	-	-	-	-	-	-	28	7.7
Mutual funds (1)	2,282	-	-	-	-	-	-	-	2,282	-
Derivative financial instruments	408	-	-	-	-	-	-	-	408	-

Total (3)	R$5,299	12.2%	R$ -	- %	R$ -	- %	R$ -	- %	R$5,299	12.2%

Securities available for sale: (2)
Federal government securities	R$1,010	12.9%	R$801	22.8%	R$96	11.7%	R$71	10.4%	R$1,978	16.7%
Brazilian sovereign bonds	30	10.3	510	10.6	292	11.8	26	8.0	858	10.9
Corporate debt securities	650	18.2	1,690	31.6	556	29.3	43	33.5	2,939	28.3
Bank debt securities	74	7.6	189	43.2	70	14.6	-	-	333	29.3
Stocks (1)	252	-	-	-	-	-	-	-	252	-
Mutual funds	181	-	-	-	-	-	-	-	181	-

Total (3)	R$2,197	14.6%	R$3,190	26.8%	R$1,014	21.7%	R$140	17.1%	R$6,541	20.8%

Securities held to maturity:
Federal government securities	R$1,531	8.7%	R$4,381	10.4%	R$ -	-%	R$ -	-%	R$5,912	10.0%
Brazilian sovereign bonds	66	3.5	189	4.1	39	8.0	11	8.0	305	4.6
Securities of foreign governments.	-	-	-	-	-	-	1	2.8	1	2.8
Corporate debt securities	125	11.8	279	10.3	-	-	-	-	404	10.8

Total (3)	R$1,722	8.7%	R$4,849	10.2%	R$39	8.0%	R$12	7.9%	R$6,622	9.8%

________	____________
(1)	Average yields are not shown as such yields are not meaningful. These securities have been excluded from the calculation of the total yield.
(2)	Historical cost balances have been used to compute yield. The gross fair value adjustments in the amount of R$345 million (loss) are reflected as a component of stockholders’ equity and was not included in the calculation of the yield.
(3)	These yields do not include the monetary correction component of our securities.

      The following table presents our securities portfolio by currency as of December 31, 2000, 2001 and 2002.

	At fair value		At amortized cost

	Trading assets	Securities available for sale	Securities held to maturity	Total

	(in millions of R$)
As of December 31, 2000
Brazilian currency (reais)	R$4,740	R$1,109	R$ -	R$5,849
Indexed by foreign currency (1)	2,033	-	-	2,033
Denominated in foreign currency (1)	166	253	859	1,278

As of December 31, 2001
Brazilian currency (reais)	R$5,977	R$2,583	R$ -	R$8,560
Indexed by foreign currency (1)	5,734	-	-	5,734
Denominated in foreign currency (1)	92	549	661	1,302

As of December 31, 2002
Brazilian currency (reais)	R$3,246	R$3,877	R$19	R$7,142
Indexed by foreign currency (1)	1,914	972	5,893	8,779
Denominated in foreign currency (1)	139	1,347	710	2,196
________	____________
(1)	Predominantly U.S. dollar

      Central Bank Compulsory Deposits

      We are required to maintain certain deposits with the Central Bank. The following shows the amounts of these deposits at December 31, 2000, 2001 and 2002.

	As of December 31,

	2000		2001		2002

	R$	% of total compulsory deposits	R$	% of total compulsory deposits	R$	% of total compulsory deposits

	(in millions of R$, except percentages)
Type of deposit:
Non-interest-earning	R$840	59.2%	R$746	47.8%	R$2,718	69.2%
Interest-earning	580	40.8	815	52.2	1,208	30.8

Total	R$1,420	100.0%	R$1,561	100.0%	R$3,926	100.0%

      At December 31, 2001 and 2002 we had also R$1,214 million and R$3,720 million, respectively, of federal funding government securities, linked to the Central Bank in the form of compulsory deposits, recorded as trading assets, securities available for sale and securities held to maturity.

      Loans

       The following table shows our loan portfolio by category of the borrower’s principal business sector by gross loans outstanding. Substantially all of our loans are to borrowers domiciled in Brazil and are denominated in reais. Additionally, approximately half of our loan portfolio is indexed to Brazilian base interest rates or in to U.S. dollar.

	As of December 31,

	1998	1999	2000	2001	2002

	(in millions of R$ )
Type of loan:
Commercial:
Industrial and other	R$5,311	R$6,765	R$9,264	R$11,783	R$12,480
Import financing	1,294	1,424	1,302	1,306	1,231
Export financing	1,615	2,110	2,457	1,968	2,714
Real estate loans, primarily residential housing loans	326	420	466	494	648
Direct lease financing	922	832	838	722	520
Individuals:
Overdraft	643	617	781	960	873
Financing	1,429	1,393	2,350	3,075	3,503
Credit card	561	598	1,262	1,777	1,516
Agricultural	539	477	727	825	791
Nonperforming loans	244	278	867	1,002	978
Allowance for loan losses	(671)	(756)	(1,005)	(1,276)	(1,389)

Loans, net	R$12,213	R$14,158	R$19,309	R$22,636	R$23,865

      The loans categories shown above are as follows:

      Commercial — Commercial loans include loans to corporate customers, including small businesses, as well as the financing of imports for corporate customers. Additionally, we make advances to corporate exporters under trade exchange contracts. Generally, these loans have short-to medium-term maturities.

      Real estate — Real estate loans comprise primarily mortgage loans to individuals for residences, which generally have long-term maturities, as well as mortgage loans to construction companies, which generally have medium-term maturities.

      Direct lease financing — Direct lease contracts consist primarily of leases of equipment and automobiles to both corporate and individual borrowers.

      Individuals - Loans to individuals include lines of credit to individuals as a result of overdrafts on their related deposit accounts under pre-approved credit limits. Additionally, we finance personal loans for various needs and credit card for individuals.

      Agricultural — Agricultural loans represent loans to borrowers who operate in the agricultural business, including farming, produce, livestock and forestry.

      Nonperforming Loans

      The following table shows our nonperforming loans, together with certain asset quality ratios for the years 1998 through 2002. We consider all loans 60 days or more overdue as nonperforming and subject to review for impairment. Small-balance homogenous loans, such as overdrafts, credit card receivables, residential housing loans and consumer installment loans, are aggregated for purposes of evaluating impairment. Larger-balance loans are assessed based on the risk characteristics of each individual borrower. We do not have any material restructured loans. Charge-off normally occurs if no payment is received within 360 days.

       Our subsidiary Fininvest, the results of which are consolidated as from December 2000, has the same provisioning policy as us but adopts a shorter period for charge-offs (typically between 180 and 210 days). Fininvest operates in the lower income consumer credit market and has a high rate of defaults compensated by the higher interest rates it charges to its customers. The same charge-off policy is adopted with respect to our credit card activities.

	As of or for the Year Ended December 31,

	1998	1999	2000	2001	2002

	(in millions of R$, except percentages)
Nonperforming loans	R$244	R$278	R$867	R$1,002	R$978
Foreclosed assets, net of reserves	158	127	181	129	92

Total nonperforming loans and foreclosed assets	R$402	R$405	R$1,048	R$1,131	R$1,070

Allowance for loan losses	671	756	1,005	1,276	1,389
Total loans	R$12,884	R$14,914	R$20,314	R$23,912	R$25,254
Nonperforming loans as a percentage of total loans	1.9%	1.9%	4.3%	4.2%	3.9%
Nonperforming loans and foreclosed assets as a percentage of total loans	3.1	2.7	5.2	4.7	4.2
Allowance for loan losses as a percentage of total loans	5.2	5.1	4.9	5.3	5.5
Allowance for loan losses as a percentage of nonperforming loans	275	272	116	127	142
Allowance for loan losses as a percentage of nonperforming loans and foreclosed assets	167	187	96	113	130
Net charge-offs during the period as a percentage of average loans outstanding (including nonperforming loans)	3.7%	3.0%	2.7%	3.6%	4.8%

      Credit Approval Process

      For a discussion of our approval process for retail and wholesale loans, including credit card loans, see “Item 4 - Information on the Company - Principal Business Activities - Risk Management - Credit Overview”.

      Risks of the Loan Portfolio by Category

       Credit Risk - Lending

       For a discussion of credit risk - lending, see “Item 4 - Information on the Company - Principal Business Activities - Risk Management - Credit Overview”.

      Indexation

      Substantially all of our loan portfolio is denominated in reais. However, a part of the portfolio is indexed to or denominated in foreign currencies, primarily the U.S. dollar, which at December 31, 2000, 2001 and 2002 represented, 29.0%, 27.2% and 27.7%, respectively, of our total loan portfolio. Our main loan transactions denominated in or indexed to the U.S. dollar consist of onlending of eurobonds and export and import financing.

       Maturity and Interest Rate Sensitivity of Loans

      The following tables show the maturity distribution of our loan portfolio by category as well as the interest rate sensitivity of the loan portfolio by maturity distribution.

	As of December 31,2002

	Due in 1 month or less	Due in between 1 and 3 months	Due in between 3 and 6 months	Due in between 6 months and 1 year	Due in between 1 and 3 years	Due in between 3 and 5 years	Due after 5 years	Overdue	Total gross loans	Allowance for loan losses	Total

	(in millions of R$)
Type of loan:
Commercial:
Industrial and other	R$2,702	R$2,160	R$1,270	R$1,506	R$2,833	R$1,260	R$853	R$198	R$12,782	R$700	R$12,082
Import financing	172	161	561	270	43	17	1	9	1,234	19	1,215
Export financing	322	658	555	677	439	-	38	32	2,721	17	2,704
Real estate loans	16	32	37	63	188	117	236	25	714	55	659
Direct lease financing	38	63	78	128	154	60	7	11	539	32	507
Individuals:
Overdraft	856	-	-	-	-	-	-	92	948	58	890
Financing	715	588	512	867	963	24	1	135	3,805	298	3,507
Credit card	1,003	131	116	56	14	-	-	393	1,713	146	1,567
Agricultural	35	140	247	185	87	30	68	6	798	64	734

Total	R$5,859	R$3,933	R$3,376	R$3,752	R$4,721	R$1,508	R$1,204	R$901	R$25,254	R$1,389	R$23,865

       Credit card loans require minimum payment, which ranges from 15% to 20% and the remaining balances may be rolled-over at the customer's discretion.

As of December 31, 2002

	Due in 1 month or less	Due in between 1 and 3 months	Due in between 3 and 6 months	Due in between 6 months and 1 year	Due in between 1 and 3 years	Due in between 3 and 5 years	Due after 5 years	Overdue	Total gross loans

(in millions of R$)
Loans to customers by maturity, subject to:
Variable rates	R$1,381	R$1,789	R$2,034	R$2,082	R$2,970	R$1,221	R$1,125	R$244	R$12,846
Fixed rates	4,478	2,144	1,342	1,670	1,751	287	79	657	12,408

Total	R$5,859	R$3,933	R$3,376	R$3,752	R$4,721	R$1,508	R$1,204	R$901	R$25,254

      Foreign Country Loans Outstanding

      Cross-border outstanding loans in each foreign country account for less than 1% of total assets and are not significant. Therefore, we do not believe such information is material to an understanding of the risks associated with our loan portfolio. Additionally, our deposit base is primarily comprised of Brazilian-based customers and the amount of deposits outside of Brazil is not considered significant (less than 10% of total deposits).

      Loans by Economic Activity

      The following table shows our loans by borrowers’ economic activity as of December 31, 2000, 2001 and 2002. The table does not include nonperforming loans and contingent loans.

	As of December 31,

	2000		2001		2002

	Loan portfolio	% of loan portfolio	Loan portfolio	% of loan portfolio	Loan portfolio	% of loan portfolio

	(in millions of R$, except percentages)
Manufacturing:
Food, beverages and tobacco	R$836	4.3%	R$777	3.4%	R$1,453	6.0%
Basic metal industries	561	2.9	835	3.6	1,263	5.2
Electricity, gas and water	617	3.2	1,309	5.7	1,259	5.2
Chemical and pharmaceutical	781	4.0	781	3.4	1,172	4.8
Paper, pulp, paper and wood products	710	3.7	989	4.3	1,001	4.1
Automobile industry	885	4.6	767	3.3	841	3.5
Extractive	205	1.0	802	3.5	630	2.6
Production of metal goods	317	1.6	264	1.2	559	2.3
Petroleum	436	2.2	401	1.8	511	2.1
Textiles, clothing and leather goods	359	1.8	250	1.1	337	1.4
Electronic and communication equipment	277	1.4	211	0.9	249	1.0
Electric and electronic	263	1.4	203	0.9	184	0.8
Production of machines and equipment	306	1.6	595	2.6	153	0.6
Rubber and plastic	117	0.6	136	0.6	147	0.6
Other manufacturing industries	13	-	8	-	26	0.1

Subtotal	6,683	34.3	8,328	36.3	9,785	40.3

Retailers
Retail	1,420	7.3	1,552	6.8	1,343	5.5
Wholesale	764	3.9	847	3.7	887	3.7
Lodging and catering services	90	0.5	74	0.3	80	0.3

Subtotal	2,274	11.7	2,473	10.8	2,310	9.5

Financial service
Financial companies	319	1.6	263	1.1	197	0.8
Insurance companies and private pension funds	110	0.6	109	0.5	58	0.2

Subtotal	429	2.2	372	1.6	255	1.0

Residential construction loans	89	0.5	71	0.3	105	0.4

Other services:
Post office and telecommunications	734	3.8	1,034	4.5	1,209	5.0
Transportation	563	2.9	973	4.2	848	3.5
Real estate services	446	2.3	379	1.7	482	2.0
Construction	257	1.3	269	1.2	330	1.4
Cultural and sportive leisure activities	41	0.2	35	0.2	202	0.8
Health and social services	140	0.7	115	0.5	112	0.5
Education	85	0.4	101	0.4	94	0.4
Associative activities	241	1.2	194	0.8	83	0.3
Other	1,552	8.2	1,291	5.8	1,157	4.8

Subtotal	4,059	21.0	4,391	19.3	4,517	18.7

Agriculture, livestock, forestry and fishing	726	3.7	825	3.6	791	3.3
Individuals:
Consumer loans	4,394	22.6	5,829	25.4	5,894	24.3
Residential mortgage loans	377	1.9	423	1.8	542	2.2
Lease financing	416	2.1	198	0.9	77	0.3

Subtotal	5,187	26.6	6,450	28.1	6,513	26.8

Total	R$19,447	100.0%	R$22,910	100.0%	R$24,276	100.0%

      Classification of Loan Portfolio

      The following table shows the current classification of our loan portfolio by risk category, with AA represents minimum credit risk and H represents extremely high credit risk. At December 31, 2001 and 2002, approximately 91.8% and 91.1% of our loan portfolio is classified in the categories AA to C which representing loans on full accrual status.

As of December 31, 2001

Loans						Nonperforming loans					Allowance for loan losses

Risk level	Whole-sale	Retail	Wealth management	Insur-ance	Total	Whole-sale	Retail	Wealth management	Insur-ance	Total	Whole-sale	Retail	Wealth management	Insur-ance	Total

(In millions of R$)
AA	R$7,200	R$2,950	R$154	R$340	R$10,644	R$ -	R$ -	R$ -	R$ -	R$ -	R$ -	R$ -	R$ -	R$ -	R$ -
A	2,321	3,578	22	-	5,921	-	-	-	-	-	12	24	-	-	36
B	1,711	668	19	-	2,398	-	-	-	-	-	17	8	-	-	25
C	2,449	530	8	-	2,987	3	3	-	-	6	97	23	-	-	120
D	118	277	3	-	398	6	170	1	-	177	17	84	1	-	102
E	59	57	3	-	119	30	159	-	-	189	27	78	1	-	106
F	44	46	4	-	94	2	154	-	-	156	23	111	2	-	136
G	111	29	-	-	140	3	146	-	-	149	80	137	-	-	217
H	63	133	13	-	209	28	290	3	4	325	91	423	16	4	534

Total	R$14,076	R$8,268	R$226	R$340	R$22,910	R$72	R$922	R$4	R$4	R$1,002	R$364	R$888	R$20	R$4	R$1,276

As of December 31, 2002

Loans						Nonperforming loans					Allowance for loan losses

Risk level	Whole-sale	Retail	Wealth management	Insur-ance	Total	Whole-sale	Retail	Wealth management	Insur-ance	Total	Whole-sale	Retail	Wealth management	Insur-ance	Total

(In millions of R$)
AA	R$6,245	R$2,551	R$224	R$337	R$9,357	R$ -	R$ -	R$ -	R$ -	R$ -	R$ -	R$ -	R$ -	R$ -	R$ -
A	2,314	4,187	32	-	6,533	-	-	-	-	-	12	22	-	-	34
B	2,064	524	12	-	2,600	-	-	-	-	-	21	5	-	-	26
C	4,004	484	11	-	4,499	-	14	-	-	14	162	22	-	-	184
D	394	234	2	-	630	2	142	-	-	144	52	55	-	-	107
E	131	78	2	-	211	83	129	-	-	212	94	67	-	-	161
F	20	50	1	-	71	17	112	4	-	133	19	85	3	-	107
G	126	38	8	-	172	33	111	-	-	144	123	107	6	-	236
H	109	89	5	-	203	32	289	7	3	331	141	378	12	3	534

Total	R$15,407	R$8,235	R$297	R$337	R$24,276	R$167	R$797	R$11	R$3	R$978	R$624	R$741	R$21	R$3	R$1,389

      Allowance for Loan Losses

      The following table shows activity in the allowance for loan losses for 1998, 1999, 2000, 2001 and 2002.

	As of or for the Year Ended December 31,

	1998	1999	2000	2001	2002

	(in millions of R$, except percentages)
Balance at beginning of period	R$ 656	R$671	R$756	R$1,005	R$1,276
Charge-offs:
Commercial:
Industrial and other	(286)	(250)	(233)	(316)	(293)
Export financing	(9)	(69)	-	-	(9)
Real estate loans	(44)	(53)	(13)	(27)	(36)
Direct lease financing	(10)	(52)	(16)	(4)	(15)
Individuals:
Overdraft	(123)	(91)	(14)	(19)	(93)
Financing	(175)	(229)	(252)	(363)	(436)
Credit card	(205)	(116)	(199)	(565)	(647)
Agricultural	(11)	(9)	(5)	(4)	-

Total charge-offs	R$(863)	R$(869)	R$(732)	R$(1,298)	R$(1,529)

Recoveries:
Commercial:
Industrial and other	R$177	R$184	R$129	R$169	R$111
Export financing	-	9	11	4	4
Real estate	30	21	2	1	12
Direct lease financing	2	2	1	38	8
Individuals:
Overdraft	35	38	13	19	23
Financing	104	109	98	97	57
Credit card	62	51	44	139	136
Agricultural	9	6	7	2	-

Total recoveries	R$419	R$ 420	R$305	R$469	R$351

Net charge-offs	R$(444)	R$(449)	R$(427)	R$(829)	R$(1,178)
Provision for loan losses	459	534	676	1,100	1,291

Balance at the end of period	R$ 671	R$756	R$1,005	R$1,276	R$1,389

Ratio of net charge-offs during the period to average loans outstanding including nonperforming loans during the period	3.7%	3.0%	2.7%	3.6%	4.8%

      Based on information available regarding our debtors, we believe that our aggregate allowance for loan losses is sufficient to cover probable losses in our loan portfolio.

      The following table shows our provision for loan losses, loan charge-offs and loan recoveries included in result of operations for 2000, 2001 and 2002:

	For the Year Ended December 31,			% Change

	2000	2001	2002	2001/2000	2002/2001

	(in millions of R$, except percentages)
Provision for loan losses	R$ 676	R$1,100	R$1,291	62.7%	17.4%
Loan charge-offs	(732)	(1,298)	(1,529)	77.3	17.8
Loan recoveries	305	469	351	53.8	(25.2)

Net charge-offs	R$ (427)	R$ (829)	R$(1,178)	94.1%	42.1%

Provision to loans (1)	4.3%	4.8%	5.2%
________	____________
(1)	Provision expressed as a percentage of average loans, including nonperforming loans.

      For information regarding the allowance for loan losses, provision for loan losses, loan charge-offs, loan recoveries and nonperforming loans, see “Item 5 — Operating and Financial Review and Prospects – Operating Results — Results of Operations for Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 and – Results of Operations for Year Ended December 31, 2001 Compared to Year Ended December 31, 2000".

      Allocation of the Allowance for Loan Losses

      The following table shows our allocation of the allowance for loan losses as of December 31, 1998, 1999, 2000, 2001 and 2002. The allocated amount of the allowance is expressed as a percentage of the related loan amount with the corresponding percentage of the loan category to total loans.

	As of December 31,

	1998			1999			2000

	Allocated allowance	Allocated allowance as a percentage of total loans	Loans category as a percentage of total loans	Allocated allowance	Allocated allowance as a percentage of total loans	Loans category as a percentage of total loans	Allocated allowance	Allocated allowance as a percentage of total loans	Loans category as a percentage of total loans

	(in millions of R$, except percentages)
Type of loan:
Commercial:
Industrial and other	R$227	1.8%	41.8%	R$270	1.8%	45.9%	R$551	2.7%	47.0%
Import financing	15	0.1	10.0	37	0.2	9.6	18	0.1	6.4
Export financing	62	0.5	12.6	23	0.2	14.3	16	0.1	12.1
Real estate loans, primarily residential housing loans	14	0.1	2.6	14	0.1	2.9	41	0.2	2.5
Direct lease financing	59	0.5	7.7	86	0.6	6.0	78	0.4	4.5
Individuals:
Overdraft	71	0.5	5.2	27	0.2	4.3	56	0.2	3.9
Financing	131	1.0	11.5	190	1.2	9.8	112	0.6	12.9
Credit card	92	0.7	4.4	102	0.7	4.0	96	0.5	7.1
Agricultural	-	-	4.2	7	0.1	3.2	37	0.1	3.6

Total	R$671	5.2%	100.0%	R$756	5.1%	100.0%	R$1,005	4.9%	100.0%

	As of December 31,

	2001			2002

	Allocated allowance	Allocated allowance as a percentage of total loans	Loans category as a percentage of total loans	Allocated allowance	Allocated allowance as a percentage of total loans	Loans category as a percentage of total loans

	(in millions of R$, except percentages)
Type of loan:
Commercial:
Industrial and other	R$486	2.0%	50.1%	R$700	2.8%	50.6%
Import financing	15	0.1	5.5	19	0.1	4.9
Export financing	21	0.1	8.2	17	0.1	10.8
Real estate loans, primarily residential housing loans	41	0.2	2.1	55	0.2	2.8
Direct lease financing	88	0.4	3.3	32	0.1	2.1
Individuals:
Overdraft	78	0.3	4.4	58	0.2	3.7
Financing	259	1.1	14.7	298	1.2	15.1
Credit card	225	0.9	8.2	146	0.6	6.8
Agricultural	63	0.2	3.5	64	0.2	3.2

Total	R$1,276	5.3%	100.0%	R$ 1,389	5.5%	100.0%

      Average Deposit Balances and Interest Rates

      The following table shows the average balance of deposits together with the average interest rate paid for each period presented.

	As of or for the Year Ended December 31,

	2000		2001		2002

	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate

	(in millions of R$, except percentages)
Domestic deposits:
Non-interest-bearing deposits:
Demand deposits	R$1,361	- %	R$2,047	-	R$1,929	- %
Interest-bearing deposits:
Deposits from banks	87	9.2	209	20.6	143	22.4
Savings deposits	2,845	8.0	4,281	7.8	5,103	7.8
Time deposits	4,053	16.3	7,941	16.3	13,218	18.1

Total interest-bearing deposits	6,985	12.8	12,431	13.4	18,464	15.3

Total domestic deposits	8,346	10.7	14,478	11.5	20,393	13.8

International deposits: (1)
Non-interest-bearing deposits:
Demand deposits	60	-	113	-	501	-
Interest-bearing deposits:
Deposits from banks	132	7.6	249	4.0	153	3.3
Savings deposits	114	4.4	138	3.6	181	3.9
Time deposits	309	7.8	322	11.2	581	3.6

Total interest-bearing deposits	555	7.0	709	7.2	915	3.6

Total international deposits	615	6.3	822	6.2	1,416	2.3

Total deposits	R$8,961	10.4%	R$15,300	11.2	R$21,809	13.1%

________	____________
(1)	Denominated in currencies other than reais, primarily U.S. dollar.

      Maturity of Deposits

      The following table shows the maturity distribution of our deposits at December 31, 2002.

	As of December 31,2002

	Due in 3 months or less	Due in between 3 and 6 months	Due in between 6 months and 1 year	Due after 1 year	Total

	(in millions of R$)
Domestic deposits:
Non-interest-bearing deposits:
Demand deposits	R$2,457	R$ -	R$ -	R$ -	R$ 2,457
Interest-bearing deposits:
Deposits from banks	10	7	1	12	30
Savings deposits	5,659	-	-	-	5,659
Time deposits	4,299	720	1,355	9,668	16,042

Total interest-bearing deposits	9,968	727	1,356	9,680	21,731

Total domestic deposits	12,425	727	1,356	9,680	24,188

International deposits: (1)
Non-interest-bearing deposits:
Demand deposits	R$790	R$ -	R$ -	R$ -	R$ 790
Interest-bearing deposits:
Deposits from banks	4	30	-	-	34
Savings deposits	231	-	-	-	231
Time deposits	767	-	1	44	812

Total interest-bearing deposits	1,002	30	1	44	1,077

Total international deposits	1,792	30	1	44	1,867

Total deposits	R$14,217	R$757	R$1,357	R$9,724	R$26,055

________	____________
(1)	Denominated in currencies other than reais, primarily U.S. dollar.

      The following table shows the maturity of outstanding deposits with balances in excess of US$100,000 (or its equivalent) issued by us at December 31, 2002.

	Currency

	Domestic	International

	(in millions of R$)

Maturity within 3 months	R$4,186	R$767
Maturity after 3 months but within 6 months	676	-
Maturity after 6 months but within 12 months	1,186	1
Maturity after 12 months	6,981	44

Total deposits in excess of US$100,000	R$13,029	R$812

      Capital

      Specific regulatory capital requirements are discussed in “Item 4 – Information on the Company – The Brazilian Banking Industry; Regulation and Supervision”.

      Minimum Capital Requirements

       The following table shows our actual capital as compared to the minimum capital required by the Central Bank rules and presented in accordance with accounting principles adopted in Brazil.

	As of December 31,

	Partial consolidation (1)			Full consolidation (2)

	(in millions of R$)
	2000	2001	2002	2000	2001	2002

Our regulatory capital	R$ 5,557	R$ 6,203	R$ 7,561	R$ 6,521	R$ 7,106	R$ 8,175
Minimum regulatory capital required	3,714	4,975	5,296	4,366	5,339	5,746

Excess over minimum regulatory capital required	R$ 1,843	R$ 1,228	R$ 2,265	R$ 2,155	R$ 1,767	R$ 2,429

________	____________
(1)	Partial consolidation excludes non-financial subsidiaries.
(2)	Full consolidation includes both financial and non-financial subsidiaries.

      For additional information on capital – minimum capital requirements see Note 30 to our Consolidated financial statements and “Item 5 — Operating and Financial Review and Prospects – Capital”.

      Short-term Borrowings

      The following table presents a summary of the primary short-term borrowings for the periods indicated.

	As of or for the Year Ended December 31,

	2000	2001	2002

	(in millions of R$, except percentages)
Federal funds purchased and securities sold under repurchase agreements:
Amount outstanding	R$ 9,752	R$ 7,587	R$ 13,806
Maximum amount outstanding during the period	9,752	10,461	13,806
Weighted average interest rate at period-end	15.7%	19.0	24.8%
Average amount outstanding during period	R$ 3,966	R$ 8,175	R$ 8,251
Weighted average interest rate	11.0%	13.9	15.4%
Import and export financing:
Amount outstanding	R$ 3,319	R$ 3,359	R$ 4,121
Maximum amount outstanding during the period	3,319	4,429	4,489
Weighted average interest rate at period-end	7.6%	4.1	3.7%
Average amount outstanding during period	R$ 2,928	R$ 3,879	R$ 3,727
Weighted average interest rate	15.6	21.9	49.8%
Commercial paper:
Amount outstanding	R$ 833	R$ 808	R$ 721
Maximum amount outstanding during the period	833	1,009	1,178
Weighted average interest rate at period-end	6.6%	2.2	2.2%
Average amount outstanding during period	R$ 541	R$ 740	R$ 703
Weighted average interest rate	10.5%	7.3	5.8%
Other interbank borrowings:
Amount outstanding	R$ 1,575	R$ 1,812	R$ 1,327
Maximum amount outstanding during the period	1,575	2,260	1,750
Weighted average interest rate at period-end	7.1%	3.9	2.7%
Average amount outstanding during period	R$876	R$1,968	R$1,537
Weighted average interest rate	7.0%	10.3	11.8%

Other	R$ 119	R$ 261	R$ 136

Total	R$15,598	R$13,827	R$20,111

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and SENIOR MANAGEMENT

Unibanco

We are managed by our:

•	Board of Directors (Conselho de Administração), consisting of six directors; and

•	Board of Officers (Diretoria), consisting of twenty-one executive officers (which compose the Board of Executive Officers), thirty-one officers and forty deputy officers.

The Board of Directors is our decision-making body. It determines our basic guidelines and policies by:

•	establishing our corporate strategy;

•	reviewing our business plans; and

•	supervising and monitoring the activities of our executive officers.

The Board of Executive Officers is elected by our Board of Directors, and is responsible for the management and supervision of our corporate activities. It follows and ensures compliance with general guidelines and policies established by the General Shareholders Meetings, the Board of Directors and our By-Law. The members of the Board of Officers have the exclusive power to act on our behalf pursuant to our by-laws.

Our Board of Executive Officers has two Executive Presidents and one Corporate Executive Officer.

The Executive President of the Retail Banking Group is responsible for:

•	the retail network;

•	customer-site branches;

•	credit card operations;

•	retail credit;

•	consumer finance; and

•	retail operations generally.

The Executive President of the Wholesale Banking Group is responsible for:

•	the corporate and middle market business units;

•	investment banking;

•	treasury and international operations;

•	national and international securities distribution; and

•	private banking.

The Corporate Executive Officer is responsible for:

•	planning, controlling and risk management; and

•	market and investor relation;

In order to comply with Circular 3.136 enacted by the Central Bank on April 28, 2002, on April 28, 2003 the Board of Directors elected our existing Officers and Deputy Officers as statutory officers. As of the election, all Officers and Deputy Officers, as it happens with our Executive Officers, are personally responsible for the activities conducted by us pursuant to the banking regulation in effect.

The Officers are responsible for management and supervision of the areas delegated by the Board of Executive Officers and for supervision and co-ordination of the performance of the Deputy Officers that are under their direct supervision.

The Deputy Officers are responsible for management and supervision of the areas delegated by the Board of Executive Officers or by the Officers.

Unibanco AIG Seguros and Unibanco Asset Management are managed by their respective Boards of Directors and Officers.

Except for the Directors and Officers elected on April 28, 2003, as per the minutes of the Shareholders Meeting and the minutes of the Board of Directors Meeting held on such date, which are subject to the Central Bank approval, the Central Bank has approved each of our directors and executive officers to serve in his position, as prescribed by the regulations for financial institutions.

As of the date of this Annual Report, our directors and officers are:

Directors	Position	Date of Birth

Pedro Moreira Salles	Chairman	October 20, 1959
Gabriel Jorge Ferreira	Vice Chairman	October 17, 1935
Pedro Sampaio Malan *	Vice Chairman	February 19, 1943
Israel Vainboim	Director	June 1, 1944
Pedro Luiz Bodin de Moraes *	Director	July 13, 1956
Tomas Tomislav Antonin Zinner**	Director	January 29, 1938

Executive Officers	Position	Date of Birth

Fernando Barreira Sotelino	Executive President of the Wholesale Banking Group	February 12, 1949
Joaquim Francisco de Castro Neto	Executive President of the Retail Banking Group	March 30, 1944
Adalberto de Moraes Schettert	Executive Vice President	December 22, 1947
Celso Scaramuzza	Executive Vice President	December 12, 1952
César Augusto Sizenando Silva	Executive Vice President	August 21, 1949
Geraldo Travaglia Filho ***	Corporate Executive Officer	May 26, 1951
Álvaro Portinho de Sá Freire Júnior	Executive Officer	June 2, 1951
Armando Zara Pompeu	ExecutiveOfficer	February 12, 1967
Carmine Gesu Rago	Executive Officer	April 7, 1950
Edwin Rindt *	Executive Officer	April 30, 1960
Elio Boccia	Executive Officer	December 6, 1946
Jorge Benjamin Rosas	Executive Officer	July 5, 1957
José Lucas Ferreira de Melo	Executive Officer	December 30, 1956
Koji Yamada	Executive Officer	October 28, 1952
Manoel de Oliveira Franco	Executive Officer	January 12, 1954
Orestes Alves de Almeida Prado	Executive Officer	September 14, 1945
Osias Santana de Brito *	Executive Officer	October 11, 1963
Paulo Antonio Gaspar	Executive Officer	June 21, 1954
Rogerio Carvalho Braga	Executive Officer	January 30, 1956
Sérgio Zappa	Executive Officer	June 22, 1952
Tiago Jorge Rocha e Silva Mateus das Neves	Executive Officer	April 23, 1969

Officers*	Position	Date of Birth

Adhemar Toshimassa Kajita	Officer	August 02, 1952
Angelo Celso Souza Lima de Vasconcellos	Officer	October 10, 1950
Antonio Carlos Azevedo	Officer	November 16, 1968
Antonio Carlos Azzi Junior	Officer	November 08, 1962
Claudio Coracini	Officer	April 17, 1956
Eduardo Francisco de Castro	Officer	May 02, 1964
Eduardo Masset Lacombe	Officer	January 30, 1946
Humberto Padula Filho	Officer	June 11, 1966
João Antonio Camargo	Officer	February 24, 1952
Jorge Luiz Cardoso Viana	Officer	November 22, 1951
José Fernando Trita	Officer	January 04, 1959
Josmar Beltrami	Officer	November 22, 1944
Luis Tadeu Mantovani Sassi	Officer	September 06, 1958
Luiz Mauricio Lamenza de Moraes Jardim	Officer	February 12, 1964
Marcel Antonio Baumgartner	Officer	May 07, 1961
Marcelo da Silva Mitri	Officer	March 10, 1965
Marcia Maria Freitas de Aguiar	Officer	July 09, 1966
Marcos Alberto da Silva Gomes	Officer	May 10, 1947
Marcos Braga Dainesi	Officer	December 02, 1958
Nestor Theobaldo Breidenbach	Officer	September 10, 1941
Nilton Sérgio Silveira Carvalho	Officer	January 01, 1957
Paulo Meirelles de Oliveira Santos	Officer	November 25, 1957
Reinaldo Pereira da Costa Rios	Officer	February 10, 1962
Ricardo Amand	Officer	July 10, 1959
Ricardo Coutinho	Officer	July 28, 1963
Rogério VasconcelosCosta	Officer	June 11, 1970
Romildo Gonçalves Valente	Officer	April 05, 1966
Rubem Rollemberg Henriques	Officer	July 20, 1959
Rubens dos Reis Cavalieri	Officer	December 25, 1964
Sandra Cristina Martinelli Silva Cahiza	Officer	July 03, 1963
Tarcisio do Nascimento	Officer	November 06, 1956

Deputy officers*	Position	Date of Birth
Antonio José Castro Costa	Deputy Officer	April 05, 1948
Antonio Massaharu Suenaga	Deputy Officer	April 04, 1954
Carlos Ernesto Gomes Medeiros	Deputy Officer	January 27, 1970
Celso Simão Issa	Deputy Officer	April 23, 1943
Claudia Leite Silva	Deputy Officer	January 03, 1969
Claudia Politanski	Deputy Officer	August 31, 1970
Daniel Salvador de Moraes Melo	Deputy Officer	April 16, 1965
Danilo José Soares Kahil	Deputy Officer	July 24, 1955
Eduardo Corsetti	Deputy Officer	October 26, 1968
Fernando Otavio Richter Guedes	Deputy Officer	April 30, 1956
Francisco de Assis Crema	Deputy Officer	October 04, 1949
Ibrahim José Jamhour	Deputy Officer	October 15, 1960
Iuri Garcia Zacharias	Deputy Officer	September 09, 1966
Janio Francisco Ferrugem Gomes	Deputy Officer	October 24, 1960
Jorge Luis Merege Correia	Deputy Officer	October 24, 1958
Jorge Luiz Viegas Ramalho	Deputy Officer	May 24, 1969
José Cristovão Martins	Deputy Officer	March 02, 1951
José Eraldo Raimundo	Deputy Officer	January 04, 1950
José Mario Bellesso	Deputy Officer	December 25, 1949
José Ramon do Amaral Gomez	Deputy Officer	June 20, 1965
Julia Holland Reid	Deputy Officer	March 14, 1963
Ligia Maria Stoppa da Silva	Deputy Officer	May 11, 1963
Marcelo Antonio Montes Vieira	Deputy Officer	June 14, 1966
Marcelo Ariel Rosenhek	Deputy Officer	April 01, 1968
Marcelo Felberg	Deputy Officer	February 14, 1962
Marcelo Luis Orticelli	Deputy Officer	August 22, 1966
Marcelo Tonhazolo	Deputy Officer	December 17, 1965
Marcia Klinke dos Santos	Deputy Officer	March 05, 1969
Marciana Emilia Barbosa	Deputy Officer	June 08, 1951
Marcos Eduardo Buckton de Almeida	Deputy Officer	October 27, 1959
Maria Célia Furlani de Mendonça Camargo	Deputy Officer	November 13, 1957
Maria Eliene Dalvi	Deputy Officer	September 03, 1968
Maria Luisa Ribeiro Mendes	Deputy Officer	June 27, 1959
Martin Iperus Ruyter Hercules	Deputy Officer	May 22, 1963
Max Marcelo Mustrangi	Deputy Officer	May 03, 1966
Nicolas Alfredo Wsevolojskoy	Deputy Officer	March 04, 1973
Raquel Breidenbach Langhanz	Deputy Officer	August 20, 1970
Ricardo dos Santos Andrade	Deputy Officer	March 25, 1955
Rogério Cláudio Bacelar Scofano	Deputy Officer	March 25 1955
Thomas Tuppy	Deputy Officer	August 16, 1960

*	The election of these directors and officers, occurred on April 28, 2003, is still pending of approval by the Central Bank.
**	Until Central Bank approves the election of Mr. Malan as our Vice Chairman, Mr. Zinner shall continue to act with full powers as Vice Chairman of our Board of Directors.
***

Notwithstanding the creation of the position of Corporate Executive Officer and the election of Mr. Travaglia for such position is still pending Central Bank approval, Mr. Travaglia shall continue to act with full powers to represent us as our Executive Officer.

The biographies of our directors and officers are summarized below:

Directors

Pedro Moreira Salles – Mr. Moreira Salles joined us in 1989 and became Chairman of our Board of Directors in 1997 after serving as Vice Chairman for almost six years. Mr. Moreira Salles also serves as Chairman of the Board of Directors of Unibanco Holdings S.A., Chairman of the Board of Directors of Unibanco AIG Seguros and of Fininvest. Mr. Moreira Salles is a member of the Group of Fifty, a Latin American business council sponsored by the Carnegie Endowment for International Peace and the Inter-American Dialogue, in Washington, D.C. He holds BA in Economy and History from the University of California, Los Angeles, where he graduated Magna Cum Laude. He has attended the graduate program in International Relations at Yale University and the Management Program at Harvard University.

Gabriel Jorge Ferreira – Mr. Ferreira joined us in 1957 and became Vice Chairman of our Board of Directors in 1997, after serving as director since 1983. He also serves as Vice Chairman of the Board of Directors of Unibanco AIG Seguros, Director of Unibanco Holdings and as President of the Federation of Brazilian Banking Associations (FEBRABAN) since March 1991, and as Chairman of the Board of Executive Officers of such entity since 1986. He holds an Accounting degree from the Accounting School of Barretos, Brazil and a Law degree from University of São Paulo (Universidade de São Paulo - “USP”).

Tomas Tomislav Antonin Zinner – Mr. Zinner joined us in 1965 as the investment banking director and is a member of our Board of Directors since 1988. Throughout his career in Unibanco, he has held several senior positions, including head of the international area and senior credit officer, and has been, until recently, our president and chief executive officer. He also serves as a member of the Boards of Directors of Unibanco Holdings, Unibanco AIG Seguros, Banco1.net, Banco Fininvest, Banco Dibens, CIBRASEC (Brazilian Securitization Company), Unibanco Asset Management, the Brazilian Association for Infrastructure (ABDIB), Confab (largest pipe industry in Brazil), and CP Participações. Mr. Zinner also serves as Chairman of the Board of The Nature Conservancy (TNC) in Brazil. He holds a BA from School of Economics of the Federal University, Rio de Janeiro and a graduate degree from University of Chicago.

Israel Vainboim – Mr. Vainboim joined us in 1969 and has held several positions in the areas of investment, leasing and credit. He became one of our directors in 1988. Mr. Vainboim also serves as a member of the Management Boards of Unibanco Holdings, Unibanco AIG Seguros, AIG-Life Cia. de Seguros, Souza Cruz S.A., Alcoa Latin America, E-bit Tecnologia em Marketing S.A., Connectmed and Itaparica S.A. Empreendimentos Turísticos. Mr. Vainboim serves as Vice President of Unibanco Leasing and as a member of the Consulting Board of ANBID (Investment Banks Association) and of ABEL (Brazilian Association of Leasing Companies). He received a BS in Mechanical Engineering from the National School of Engineering, Rio de Janeiro and an MBA from Stanford University.

Pedro Luiz Bodin de Moraes – Mr. Bodin was elected as our Director on April 28, 2003. He has been an officer of Icatu Holding S.A. and from 1993 to 2002 was officer and shareholder of Banco Icatu S.A. He was also officer of the Monetary Politics of the Central Bank of Brazil during the period of 1991 to 1992. Mr. Bodin is economist with master degree in Economy from Catholic University (Pontifícia Universidade Católica –“PUC”) of Rio de Janeiro and has a Ph.D. degree in Economy from Massachusetts Institute of Technology (MIT).

Pedro Sampaio Malan – Mr. Malan was elected Vice President of our Board of Directors on April 28, 2003. Mr. Malan was Ministry of Finance for 8 years, from 1998 to 2002, Chairman of the Central Bank from 1993 to 1994, Special Council and Chief Negotiator for External Debt Issues of the Ministry of Finance from 1991 to 1993, executive officer of World Bank from 1986 to 1990 and from 1992 to 1993, executive officer before Inter-American Development Bank from 1990 to 1992, officer of the Transnational Companies Center of the United Nations (“UN”) in New York from 1983 to 1984 and officer of the International Department of Economy and Social Matters of UN, in New York, from 1985 to 1986. He graduated in Electric Engineering in 1965 at PUC Politechnic School of Rio de Janeiro and has a Ph.D. degree in Economy from Berkeley University, California.

Executive Officers

Fernando Barreira Sotelino – Mr. Sotelino joined us in November 1991 as Executive Vice President and head of international and investment banking, coming from Citibank-Brazil where he was managing director in charge of merger and acquisition, privatization and investment areas. Mr. Sotelino was appointed as our Executive President of the Wholesale Banking Group in March 1998. He also serves as a director of Unibanco Asset Management.. Prior to joining us, he had been head of Crocker Bank’s Project Finance Group (from 1979 to 1986) in San Francisco, California. He was also Associate Professor of Economics and Finance of the MBA Program of Federal University of Rio de Janeiro from 1977 to 1978. He holds BS in Civil Engineering, an MS in industrial Engineering from Federal University of Rio de Janeiro, an MA in economics and an MBA from Stanford University, California.

Joaquim Francisco de Castro Neto – Mr. Castro Neto joined us in 1973 as manager of FINASUL and since then he has held several senior positions and became our executive officer in 1980. He was appointed our Executive President of the Retail Banking Group in March 1998. He also serves as a director of Unibanco Asset Management. Mr. Castro Neto holds a BA in management from Getúlio Vargas Foundation (Fundação Getúlio Vargas - “FGV”) and has a specialization in Sales Management, Marketing and Development of New Products at IMEDE - Lausanne, Switzerland.

Adalberto de Moraes Schettert – Mr. Schettert has been one of our Vice Presidents since 1992. He received BS in Engineering and BS in Administration, both from Federal University of Rio Grande do Sul, Brazil.

Celso Scaramuzza – Mr. Scaramuzza joined us in 1979 and has been one of our Executive Vice Presidents since August 1997. Prior to such appointment, he served as one of our executive officers for three years. Since January 1998, he has been responsible for our private banking sector, both inshore and offshore. He received a BA in administration from the Armando Álvares Penteado Foundation (Fundação Armando Álvares Penteado –“FAAP”) of São Paulo.

César Augusto Sizenando Silva – Mr. Sizenando Silva joined us in 1975 and since then he has held several senior positions in the areas of Treasury and Asset Management. He was appointed our Executive Vice President in April 2002 after serving as Corporate Vice President since March 1998. He also serves as a director of Unibanco Asset Management and as a member of the consulting board of ADEVAL (Brazilian Association of Securities Underwriters). Mr. Sizenando has served as a director of ANBID for 9 years. He received BS in Economics from Federal University of Minas Gerais, Brazil.

Geraldo Travaglia Filho – Mr. Travaglia joined us in 1979 and has been one of our executive officers since 1996. Prior to his current assignment, he was the executive officer in charge of marketing and products for the retail banking group from 1998 to 2000. He was responsible for the integration of branches, systems and operations of Banco Nacional from 1996 to 1997, conducted the Reengineering program of Unibanco from 1994 to 1997 and was also our controller from 1989 to 1993. Mr. Travaglia holds a BA degree in management from USP.

Álvaro Portinho de Sá Freire Junior – Mr. Freire joined us, for the second time, in 1998 and has been one of our executive officers since then. Prior to 1998, he had already worked with us, having held several positions at securities underwriting and leasing areas. He also worked at the World Bank with The International Finance Corporation (“IFC”) for seven years, at Citicorp Investment Bank and at Donaldson, Lufkin & Jenrette (DLJ) Securities Corporation. He holds a degree in Economics from Federal University of Rio de Janeiro and a Master degree in finance from Georgetown University of Washington.

Armando Zara Pompeu – Mr. Pompeu joined us in 1991 and has held several positions in the development and project areas. He has been one of our executive officers since August 2000 and is also responsible for marketing an retail banking products. Mr. Pompeu holds a degree in administration from Faculdades Campos Salles and a Master degree in Marketing from Superior School of Publicity and Marketing (Escola Superior de Propaganda e Marketing – “ESPM”).

Carmine Gesu Rago – Mr. Rago joined us in 2002 and since then has been one of our executive officers responsible for managing internal auditing for our group. Mr. Rago has been working at financial institutions since 1974, beginning in 1977 his career as manager of institutions such as HSBC Bank, ABN-AMRO Bank, The Chase Manhattan Bank and The First National Bank of Boston, serving in Brazil and abroad as chief financial officer and chief operating officer. Mr. Rago holds a degree in Business Management from IMES - Intituto Municipal de Ensino Superior de São Caetano do Sul, and is a certified public accountant.

Edwin Rindt – Mr. Rindt joined us in 2002 and is presently our officer responsible for our German Desk operations. He initiated his career in Bank Commerzbank in 1988, and from 1989 to 1995 he was manager for commercial relationship of Commerzbank with Latin-American banks and is presently responsible for said operations with Central and Oriental Europe. He graduated in 1987 in Politic Economy at University of Eberhard-Karls in Türbingen, Germany and holds an MA degree in International Studies from University of Denver, Colorado.

Élio Boccia – Mr. Boccia joined us in 1992 and has held several positions in the development and technology areas. He has been one of our executive officers since 1996. Mr. Boccia was elected Technology Personality 2000 in the Finance Area, after a ballot conducted by the newspaper Informática Hoje. He holds BA in economics from São Luis University.

Jorge Benjamin Rosas – Mr. Rosas joined us in 1998 as President of Unibanco Asset Management. He was appointed our executive officer in April 2002. He also serves as Vice President of the Investment Banking National Association (ANBID). Prior to joining us, Mr. Rosas served as head and partner of Latin America Investment Bank and at Citibank N.A. as head of Brazilian Corporate Finance Desk. He holds a BS degree in Electrical Engineering from Buenos Aires Institute of Technology, an MS degree in Computer Sciences from Moore School of Engineering and an MBA degree from Wharton School.

José Lucas Ferreira de Melo – Mr. Ferreira de Melo joined us in 1999 and has been one of our executive officers since that time. Prior to joining us, he served as a Director of CVM (Brazilian Securities Commission) in 1992 and as a partner of Price Waterhouse Auditores Independentes until 1997. He holds an Accounting degree from University of Federal District.

Koji Yamada – Mr. Yamada joined us in 2001 and has been one of our executive officer since May 10, 2001. He also serves as a director of Unibanco Holdings and an representative officer of Mizuho Financial Group in Brazil. He holds BA in economics from Osaka University, Japan.

Manoel de Oliveira Franco – Mr. Franco is President of Banco Dibens S.A. and has been one of our executive officers since January 2002. He held several positions such as Executive Director at Banco BMG, Vice-President Director at Finasa Crédito Financeiro e Investimento, Director at Banco Mercantil de São Paulo and Assistant Director of Banco Finasa de Investimento. Mr. Franco holds a BS degree in Economics from Federal University of Rio de Janeiro and an MBA degree from FGV of Rio de Janeiro.

Orestes Alves de Almeida Prado – Mr. Prado joined us in August 2002 and was subsequently elected as our executive officer. Before joining us, Mr. Prado has worked at Citibank and ABN-AMRO Bank. He holds an administration degree from Escola de Administração de Empresas de São Paulo.

Osias Santana de Brito – Mr. Brito has been our executive officer responsible for the planning and control areas since December 2002. He has been acting in the financial market during nineteen years, both in national and international banks. Such banking experience includes the areas of Technology, Transactions, Treasury and Control. He holds a Ph.D. and a master degree in Finance from USP.

Paulo Antonio Gaspar – Mr. Gaspar joined us in 1995 and has served as an executive officer since April 30, 2001. Prior to joining us Mr. Gaspar worked as key executive at American Express, Citibank N.A. and Credicard S.A. Mr. Gaspar holds BS in Mathematics from PUC of São Paulo.

Rogério Carvalho Braga – Mr. Braga joined us in 1987 as President of Cambuhy Citrus Comercial Exportadora S.A. Prior to his appointment as executive officer of Unibanco, in April 2002, he served as president of Unibanco Capitalização and as head of our Human Resources areas. Mr. Braga holds a Law degree from the PUC of São Paulo and a MBA from Pepperdine University.

Sérgio Zappa – Mr. Zappa joined us in 1988 and was appointed as one of our executive officers in 1996. Prior to joining Unibanco, Mr. Zappa spent seven years with the International Finance Corporation — IFC — in Washington, D.C., initially in IFC’s Latin American Investment Department and later in Capital Markets. He has also worked for the Brazilian National Development Bank – BNDES in Rio de Janeiro from 1976 to 1981. He holds a BA degree in economics from Georgetown University (1974) and a master degree in international management from Thunderbird (1981).

Tiago Jorge Rocha e Silva Mateus das Neves – Mr. Neves joined us in 2000 as responsible for the Regional Branch Network and he has been our executive officer since April 2002. Mr. Neves holds an MBA from Dom Cabral Foundation (“Fundação Dom Cabral”) and a BA in Political and Economic International Relations from Minho University (Portugal), supplemented by extension courses in Financial Institutions Administration (Banking) at FGV.

Officers

Adhemar Toshimassa Kajita – Mr. Kajita joined us in 1995, and since 1997 is our officer responsible for our Project Finance and Privatization areas. Mr. Kajita formerly worked in the Invesment Banking area of Banco Itaú S.A., from 1977 to 1991. He graduated in aeronautic Engineering at Aeronautic Technology Institute - ITA in 1975, has specialization in Business Management at FGV in São Paulo and holds a Master of Business Administration – MBA degree from University of Chicago.

Angelo Celso Souza Lima de Vasconcellos – Mr. Vasconcellos joined us in 1981 and presently is our officer for the exchange transactions and rural credit areas. He graduated in 1973 in Business Management at University of Economic, Business Management and Accounting Studies of Belo Horizonte.

Antonio Carlos Azevedo – Mr. Azevedo joined Banco Nacional S.A. in 1979 and since 1997 is one of our officers responsible for the coordination of a part of our banking branch network. He is graduated in Economics at Santana University, with a master degree in Marketing from USP.

Antonio Carlos Azzi Junior – Mr. Azzi has been working with us for 21 years. He is one of our officers responsible for our banking branch network since 1995, has attended several business banking courses by PROBANC (Programa Avançado de Administração Bancária) and presently is attending a course on corporate strategic planning at Associação Educacional Nove de Julho ( UNINOVE) in São Paulo.

Claudio Coracini – Mr. Coracini joined us in 1992 to work in our merge and acquisition area and is our officer of the investment area since 1995. He graduated in 1978 in production Engineering at USP Polytechnic School and holds a master degree in industrial Engineering from Stanford University, California (1980).

Eduardo Francisco de Castro – Mr. Castro joined us ten years ago, and has a solid professional experience in marketing, reengineeringand business platform re-structuring. Presently he is responsible for the definition and implementation of quality and results strategies for the retail banking group, acting as Segment and Planning Officer. Mr. Castro is graduated in navy Engineering at Navy School of Federal University of Rio de Janeiro and holds a master degree in Business Management from FGV with extension at University of Chicago. He is specialized in Marketing at ESPM and in management of small companies at FGV.

Eduardo Masset Lacombe – Mr. Lacombe began his career as assistant manager of Brasil Warrant in 1964. From 1969 to 1971 he has acted as our representative in Portugal (Lisboa and Porto), to act before Banco Português Atlântico. From 1972 to 1984 he was responsible for the management of several branches, being elected officer in 1991. Since 1995 Mr. Lacombe is our private bank officer, responsible for the offices in the cities of Rio de Janeiro and Belo Horizonte. He is graduated in Business Management at Brazilian Public Management Scholl of FGV, Rio de Janeiro

Humberto Padula Filho – Mr. Padula joined us in 1982, and since 1996 he is one of our officers responsible for the management of several branches located in the city of Rio de Janeiro. He is graduated in Marketing and Management at Estácio de Sá University.

João Antonio Camargo – Mr. Camargo joined us in 1968 and since 1994 is our officer responsible for the coordination of deputy officers, managers and clerks of several branches located in the States of São Paulo, Minas Gerais, Paraná, Rio Grande do Sul and Santa Catarina. He has attended several business banking courses by PROBANC (Programa Avançado de Administração Bancária).

Jorge Luiz Cardoso Viana – Mr. Viana joined us in 1989 as manager of products and superintendent of onlending transactions of the funds of Banco Nacional de Desenvolvimento Econômico e Social – BNDES. He is our officer responsible for the management of wholesale banking group clients’ portfolio since 1999. He began his career in 1977 at Banco Regional de Desenvolvimento do Extremo – Sul and has acted as project analyst at Industrial Credit and Investment Corporation of India – Bombay. Mr. Viana graduated in Agronomic Engineering at Federal University of Pelotas, Rio Grande do Sul, in 1975. He has a post-graduation degree in Regional Planing and Development from ONU/SEPLAN/IPEA/CENDEC.

José Fernando Trita – Mr. Trita joined us in 1984 to work in technology and systems development for our products and transactions. From January to November 1993, Mr. Trita acted as manager of FD Consulting CO, returning to work with us at the end of that year as systems superintendent until 2002, and since then as systems officer. Mr. Trita is presently responsible for our technology and informatic areas. He is graduated in Production Engineering at Industrial Engineering University, and is specialized in Distributed Computing by MIT .

Josmar Beltrami - Mr. Beltrami joined us on August 1962 and has large professional experience in matters related to our branches network. He is presently one of our officers responsible for several branches located in the States of São Paulo, Minas Gerais and Rio Grande do Sul. Mr. Beltrami graduated in Business Management at São Judas Tadeu University in 1981.

Luis Tadeu Mantovani Sassi – Mr. Sassi joined us in 1982 as manager of retail banking accounts. On April 1984, Mr. Sassi took the same position at Bozano, Simonsen Bank and returned to work with us in 1985 in the middle market sector. In 2000 Mr. Sassi was nominated deputy officer and is presently our officer responsible for the coordination of our branches network. He graduated in Economics at PUC of Campinas in 1981, and holds an MBA from FGV in Rio de Janeiro.

Luiz Maurício Lamenza de Moraes Jardim - Mr. Jardim began his career at Banco Nacional S.A. as economic analyst. In 1995 he was promoted to corporate finance and capital market deputy officer and since 1997, he is our officer for international treasury area, responsible for our international debt placement. He graduated in Economy at Gay-Lussac High Studies Institute (Instituto Superior Gay-Lussac) in 1986.

Marcel Antonio Baumgartner – Mr. Baumgartner joined us in 1986 and since 2000 is our officer responsible for credit operations with large-sized companies. He has solid experience in the financial market, including international transactions involving Commerzbank through Unibanco German Desk and has been acting in the commercial and technical financing sectors since 1980. He graduated in Business Management at Atibaia School of Accounting Sciences and Business Management (Faculdade de Ciências Administrativas e Contábeis de Atibaia) in 1993.

Marcelo da Silva Mitri - Mr. Mitri joined us in 1980 and is one of our officers responsible for our branch network in the city of São Paulo. He is graduated in Business Management Missionary Foundation of Superior Studies (Fundação Missioneira de Estudos Superiores) of the city of Santo Ângelo, State of Rio Grande do Sul. He holds a post graduation degree in Monetary Economy from Economy Regional Foundation (“Fundação Regional de Economia”) of the city of Santa Maria, State of Rio Grande do Sul and an MBA from Fundação Dom Cabral in Belo Horizonte, State of Minas Gerais.

Marcia Maria Freitas de Aguiar - Ms. Aguiar joined our legal department in 1986. She is our legal officer since 1998, responsible for legal consulting for transactions of the wholesale and retail banking group, capital market, asset management and credit card, as well as our strategic corporate transactions. She graduated in Law at University of the State of Rio de Janeiro – UERJ, in 1988 and holds a master degree in Corporate Law from New York University School of Law.

Marcos Alberto da Silva Gomes - Mr. Gomes joined us after being transferred from Banco de Investimento do Brasil S.A., in which he started working in 1979. Presently he is one of our officers, responsible for corporate finance transactions in the States of Minas Gerais and Espírito Santo and in part of the center west, north and north east regions of Brazil. He has 37 years of professional experience in the credit, exchange, marketing, structured transactions and risk management areas of financial institutions. Mr. Gomes is graduated in Business Management at Newton Paiva University (Faculdade Newton Paiva) in the city of Belo Horizonte, State of Minas Gerais, and holds an MBA from COPPEAD - Federal University of Rio de Janeiro.

Marcos Braga Dainesi - Mr. Dainesi joined us in 2003 and is our officer responsible for the restructuring of our credit portfolio. He has been acting in the financial market for 20 years. During this period, he has worked in five national and international financial institutions, especially in risk and credit management areas. Mr. Dainesi is graduated in Engineering at USP.

Nestor Theobaldo Breidenbach - Mr. Breidenbach joined us in 1961 to develop activities related to our branches network and is presently our officer in Porto Alegre responsible for several branches located in the State of Rio Grande do Sul. He graduated in 1968 in Accounting Sciences form Vale do Rio Sinos University (UNISINOS).

Nilton Sérgio Silveira Carvalho – Mr. Carvalho joined us in 1981 as productivity analyst. Since 2000, Mr. Carvalho is one of our officers responsible for banking security and services related to technology processes development and implementation. He graduated in Electric Engineering in 1978 and holds a post graduation degree in production Engineering from Industrial Engineering University.

Paulo Meirelles de Oliveira Santos - Mr. Santos joined Unibanco in 2002 and is our private bank officer, responsible for the coordination of our commercial managers in São Paulo. He started working in the financial market in 1983, in banks such as Chase Manhattan Bank, Delta National Bank and Trust Company of New York, Banco Bozano Simonsen S.A. and Banco Santander S.A. Mr. Santos graduated in 1981 in Civil Engineering at Militar Engineering Institute - “IME”, in the city of Rio de Janeiro, and holds an MBA from American Graduate School of International Management.

Reinaldo Pereira da Costa Rios – Mr. Rios joined us in 1987, having occupied several positions related to the bank transactions, including leasing operations. Since 1997, he is our domestic treasury officer, responsible for the pricing, liquidity management, (ALM), and for the rendering of services for our private banking area. He graduated in economy at FAAP in 1983.

Ricardo Amand – Mr. Amand has been working with us for 20 years, and since 2000 is one of our officers responsible for our branch network. Furthermore, Mr. Amand was responsible for creating an area for structured transactions in Brazil and abroad to Japanese multinational companies with offices in Brazil. He is graduated in Business Management and in economy at Faculdades Metropolitanas Unidas – FMU and holds a post graduation in financing management and control from FGV.

Ricardo Coutinho – Mr. Coutinho joined Unibanco 8 years ago. Since 2002, he is one of our retail banking officers responsible for retail banking branches in the city of São Paulo. He is graduated in Business Management at Faculdades Associadas Ipiranga– FAI and, besides having an extension course in marketing at ESPM, holds an MBA from IBMEC and a post graduation degree in marketing management from Methodist University of High Studies.

Rogério Vasconcelos Costa - Mr. Costa has been one of our officers for 32 years, responsible for our branch network in the State of Minas Gerais. He has previously worked in Shell Brasil de Petróleo S.A. in marketing and planning areas before joining Banco Nacional, where he has acted in the commercial area for 6 years Mr. Costa is graduated in Business Management and holds a post graduation degree in economy and an MBA from Fundação Dom Cabral.

Romildo Gonçalves Valente – Mr. Valente began his career in the financial market in 1997 at Banco Pactual S.A. and joined us in 1998, in the position of officer responsible for our credit card transaction area. Since 1999, he is our officer for the cash and asset management products area. Mr. Valente is graduated in Electric Engineering and has a specialization in Electronics at Militar Engineering Institute (IME). He holds an MBA in finance Engineering from MIT Sloan School of Management and a master degree in computing science from IME.

Rubem Rollemberg Henriques - Mr. Henriques joined us in 1996 to be one of our regional officers responsible for several branches located in the city of Rio de Janeiro. Since December 2002, Mr. Henriques is one of our officers responsible for the management of several regional offices, branches and in-store branches located in the city of São Paulo, in the State of Minas Gerais and in the Center-West region of Brazil. He worked at Banco Nacional S.A. from 1986 to 1995 and was responsible for marketing strategy for banking products. He is graduated in Business Management and in systems analysis at Guanabara Business Management University.

Rubens dos Reis Cavalieri – Mr. Cavalieri joined us in 2002 and is presently our officer of the merger and acquisitions area. He held many positions at Citigroup for ten years and worked at Banco UBS Warburg S.A. from 2001 to 2002. Mr. Cavalieri graduated in aeronautical Engineering and Mechanics at ITA in 1998 and holds an MBA from California State University.

Sandra Cristina Martinelli Silva Cahiza – Ms. Cahiza joined us in 1992, as officer responsible for several marketing activities, including social marketing, press support, events and promotion, public relations and web marketing. She graduated in social communication, with extension in public relations at Santos University UNISANTOS, in 1984, holds a post graduation degree in publicity and marketing from ESPM and an MBA degree from Fundação Dom Cabral.

Tarcisio do Nascimento – Mr. Nascimento joined us in 1972 and since then held several positions in the branch network area. Presently, Mr. Nascimento is one of our officers of the branch network in the city of Rio de Janeiro. He graduated in Business Management at Universidades da Região de Joinville in 1979.

Deputy Officers

Antonio José Castro Costa – Mr. Costa joined Unibanco in 2001, when he became one of our deputy officers responsible for the coordination of several branches located in the south of the State of Minas Gerais. Mr. Costa began his career in 1972 at Morada S.A., in which he held several positions until 2001. He graduated in Economy at Augusto Mota University (Universidade Augusto Mota) in 1980 and attended an Advanced Marketing course at FGV in 1985.

Antonio Massaharu Suenaga – Mr. Suenaga joined us in 1997 as deputy officer responsible for management of credit and for monitoring credit operations. He contributes for the elaboration, maintenance and enhancement of our credit policy and for the development of new credit products and for evaluation of credit risks. Mr. Suenaga graduated in Business Management at USP in 1976.

Carlos Ernesto Gomes Medeiros – Mr. Medeiros joined us in 2001 and is our deputy officer responsible for the budget and management information for our credit portfolio area. He gathered a large experience working in the Risk Management sector for nine years. Mr. Medeiros graduated in Law at Fluminense Federal University in 1996 and in Electronic Engineering in 1993 and has a master degree in management sciences, both from Federal University of Rio de Janeiro.

Celso Simão Issa – Mr. Issa joined us in 1978, and since 1991 is our deputy officer responsible for the coordination of several branches located in the city of Rio de Janeiro. He has 45 years of experience in the national financial market. He graduated in Law at Gama Filho University (Universidade Gama Filho), in Rio de Janeiro in 1980.

Cláudia Leite Silva – Ms. Silva joined Nacional Seguros S.A. in 1991 and was transferred to Unibanco in 1995, when became sales marketing superintendent. Presently Ms. Silva is our deputy officer responsible for the management and coordination of our administrative branches located in the countryside of São Paulo, as well as for the implementation and execution of our strategic growth plans. She graduated in Mechanical Engineering with emphasis in Production at PUC in 1991 and holds an MBA degree from Dom Cabral Foundation (Fundação Dom Cabral).

Claudia Politanski – Ms. Politanski joined us in 1991 and is presently our deputy officer responsible for the legal support regarding banking, capital market, investments, mergers and acquisitions and for the corporate work of all our companies. She graduated in Law at USP in 1992 and holds an LLM degree from University of Virginia.

Daniel Salvador de Moraes Melo – Mr. Melo joined us in 1996 and presently is our deputy officer of management and support of credit and charge areas. He graduated in Law at USP in 1989 and has an MBA degree from the same university.

Danilo José Soares Kahil – Mr. Kahil joined us eight years ago to work in the consumer financing and leasing areas and is presently our deputy officer for individual credit area. He began his career in the financing sector in 1976 acting in the planning, data processing and statistics divisions, as well as in the commercial and investment areas of financial institutions. Mr. Kahil is graduated in Business Management at Fundação de Estudos Sociais of the State of Paraná, and has a specialization degree in Financing from Catholic University of Business Management and Economy.

Eduardo Corsetti – Mr. Corsetti joined Unibanco in 1987 and has been our deputy officer since 2002, responsible for the area of corporate finance in Rio de Janeiro. He graduated in economy at Mackenzie University in 1991, post graduated in Finances at IBMEC in 1996 and in Business Management at Harvard Extension School in 1997.

Fernando Otavio Richter Guedes – Mr. Guedes joined us in 1999 and holds office as deputy officer in the commercial area for financing portfolio products. He has been acting in the financial market since 1979. He graduated in Business Management at Cândido Mendes School in 1978.

Francisco de Assis Crema – Mr. Crema is our deputy officer responsible for onlending transactions of BNDES funds since 2000, with a large experience in project finance. Mr. Crema formerly held for 20 years the position of executive officer of Banco Credibanco S.A. in charge of transaction and project financing. He is graduated in Economy and Accounting Sciences at Faculdade de Economia São Luiz and is specialized in Finances.

Ibrahim José Jambour – Mr. Jambour joined us in 1995 and in 2000 became our deputy officer of the in-store-banking unit, responsible for several retail banking branches located in the States of São Paulo and Paraná. Previously to joining us, Mr. Jambour worked for Shell Brasil S.A. and Banco Nacional S.A.. He graduated in 1982 in Mechanical Engineering at Federal University of the State of Paraná and holds an MBA degree from Stanford University, California.

Iuri Garcia Zacharias – Mr. Zacharias joined Banco Nacional S.A. in 1987 and presently is one of our deputy officers, responsible for the coordination of several branches located in the city of Rio de Janeiro. He has 16 years of experience in management, budget, planning and sales areas. He graduated in economic sciences in 1989 at PUC of Salvador, post graduated in corporate management in 2000 at Fundação Dom Cabral..

Janio Francisco Ferrugem Gomes – Since 1999 Mr. Gomes has been our deputy officer responsible for the cost control area. Mr. Gomes initiated his activities in the financial market in 1984, in the areas of credit and companies restructuring. He graduated in Civil Engineering at FAAP in 1982, in Economy at PUC of São Paulo in 1988 and holds an MBA degree from Fundação Dom Cabral.

Jorge Luis Merege Correia – Mr. Correia joined us in 2001 and since 2002 he is on of our deputy officers of the corporate finance area for the South region of Brazil. He has 21 years of professional experience acquired in six different financial institutions, in the commercial and credit areas. Mr. Correia is graduated in Business Management and has extension course with emphasis in corporate strategy.

Jorge Luis Viegas Ramalho – Mr. Ramalho joined Unibanco in 2001, as deputy officer for systems and electronic channels processes, responsible for the Internet products, self-service and call centers. He initiated his career in the financial market in 1989 at Chase Manhattan Bank, and held several positions at other financial institutions before joining us. He is graduated in Data Processing Technology at PUC of Rio de Janeiro and holds an MBA degree in Finances.

José Cristóvão Martins – Mr. Martins joined us in 1974 and since 1997 he is our deputy officer responsible for the management of data processing centers and telecommunication network. He is graduated in Mechanical Engineering.

José Eraldo Raimundo – Mr. Raimundo joined us as our deputy officer and as executive officer of Unibanco Leasing S.A. Arrendamento Mercantil. He has a comprehensive experience in leasing processes, credit to consumer and credit control. He is graduated in philosophy at FAFIGA – Faculdade de Filosofia de Pernambuco.

José Mario Bellesso – Mr. Bellesso joined us in 1993 as superintendent responsible for the technological system development for us and our companies, and presently is our deputy officer of this area. He has 26 years of experience in developing technology systems and facilities for the financial area, having worked at Comind, BCN and Banco Bandeirantes S.A. He is graduated in computing and operational Engineering at Mackenzie University.

José Ramon do Amaral Gomez – Mr. Gomez joined us on 1992 and has held several positions, such as regional manager for market extension and new businesses superintendent in the area of remote banking, as well as other offices at Banco1.net. Presently he coordinates several branches in the city of São Paulo. Mr. Gomez is graduated in Marketing at Alcântara Machado Integrated School and holds an MBA degree from Fundação Dom Cabral.

Julia Holland Reid – Ms. Reid joined us in 1994 and since 1995 is in charge of the Investor Relations area. She is a member of the management board of the Brazilian Institute of Investor Relations and of the technical commission of the Brazilian Publicly Held Corporations Association (ABRASCA). Ms. Reid is graduated in Economy at State College of New Jersey and holds an MBA degree from Fordham University in New York.

Ligia Maria Stoppa da Silva – Ms. Silva joined us in 1994 as credit manager, and she is presently our credit officer, responsible for credit evaluation and credit control processes for the wholesale banking group operations. She began her career in 1977 at Banco Credifsul S.A. and held the position of underwriting and credit manager in such bank. Ms. Silva graduated in Business Management at FGV in 1978 and holds a post graduation degree in finances from the same institution.

Marcelo Antonio Montes Vieira – Mr. Vieira joined us in 1985 and is presently our deputy officer for the branches network located in the Federal District and in the States of Mato Grosso, Mato Grosso do Sul, Goiás and Tocantins. He is graduated in Business Management and external commerce at Faculdade Ítalo Brasileira.

Marcelo Ariel Rosenhek – Mr. Rosenhek joined us in 2000 and since then he has been responsible for analyzing new businesses and accompanying our results and the results of our subsidiaries, as well as financial planning and international and domestic treasury control. Presently Mr. Rosenhek is adjunct director of the investment area, and initiated his professional career as assistant officer of Brasil Warrant Administração de Bens e Empresas Ltda.. He graduated in Civil Engineering at USP Engineering School and holds an MBA degree from Carnegie Mellon University in 1993.

Marcelo Felberg – From 1993 to 2000 Mr. Felberg worked in Great Britain representing us and acting as one of the senior managers of our subsidiary Unibanco Securities Ltd. He is presently our deputy officer for fixed rate transactions, securities negotiation and other related banking services. Mr. Felberg has 20 years of experience in the national and international capital market and corporate finance areas, working for several institutions such as HSBC Markets Limited, Midland Bank, Bank of America and Chase Manhattan Bank. He is graduated in economy at PUC of Rio de Janeiro and has attended to an extension course in corporate finance at London Business School.

Marcelo Luis Orticelli – Mr. Orticelli has been working with us for 15 years, developing planning and controlling activities as well as human resources improvement programs, and presently is deputy officer of our human resources area. He is graduated in Business Management at PUC of São Paulo and holds a master degree from FGV in cooperation with University of Texas.

Marcelo Tonhazolo – Mr. Tonhazolo joined us in 2000 and is presently deputy officer for our communications channels and is responsible for Internet, call center, telemarketing and self-services areas. He graduated in Mathematics at USP in 1988.

Marcia Klinke dos Santos – Ms. Santos joined the Legal Department of Unibanco in 1991 and currently heads the Legal Compliance Department of the Bank, holding the position of deputy officer in charge of the Anti-Money Laundering Program of Unibanco Conglomerate, including the drafting and implementation of policies and procedures aimed at the prevention of financial crimes and terrorism financing and the coordination of the Compliance Committee. Ms. Santos is also in charge of the Environmental Management System of the Bank with respect to financing facilities provided by Unibanco to its corporate clients either directly or through onlending of resources provided by international multilateral agencies / international Banks. She was also responsible for putting together the Ethics Institutional Manual of Unibanco and is in charge of the coordination of the Ethics CommitteeMs Santos holds a law degree from the University of São Paulo Law School as well as a Masters’ degree in Comparative Law from the University of Miami Law School, which was preceded by a Masters’ Course in Corporate Law at the University of Manitoba School of Law (Winnipeg).

Marciana Emilia Barbosa – Ms. Barbosa joined us in 1983 and presently is our deputy officer responsible for corporate finance transactions in Minas Gerais and Espírito Santo States, center-west region and part of north and north-east regions of Brazil. She gathered large experience in credit, financing and charging areas of financial institution and is graduated in Law.

Marcos Eduardo Buckton de Almeida – Mr. Almeida joined us in 1995 as officer responsible for the branch network. Since 2001 Mr. Almeida is our deputy officer responsible for funds, deposits, savings as well as for the development of new products, training, communication, marketing and investment research. From 2000 to 2001 Mr. Almeida was responsible for the management of internet banking, products, marketing and quality. He is graduated in Mechanical Engineering at Instituto Militar de Engenharia in 1983.

Maria Celia Furlani de Mendonça Camargo – Ms. Camargo has been occupying management positions for 12 years, and presently Ms. Camargo is one of our officers, responsible for several branches located in the north and north-east regions of Brazil. She has 27 years of experience in the banking area, 10 of which were dedicated to management of clients portfolios of the retail, corporate and private banking. Ms. Camargo is graduated in accounting sciences and in Law and holds an MBA in management of banking business.

Maria Elieni Dalvi – Ms. Dalvi initiated her career in 1987 at Banco Nacional, and has held several positions in the branches network. Since 2002 she is one of our deputy officers, responsible for the coordination of several branches located in the capital and in the countryside of the States of Espírito Santo, Rio de Janeiro and Minas Gerais. Ms. Dalvi is graduated in accounting sciences at Superior Social Sciences Center of Vila Velha, and holds an MBA degree in finances from Brazilian Institute of Capital Market – IBMEC, Rio de Janeiro, and in corporate management from Fundação Dom Cabral.

Maria Luisa Ribeiro Mendes – Ms. Mendes joined us in 1997 as superintendent of human resources area and since 2002 is our deputy officer for person planning and marketing for the wholesale banking group. She initiated her career in 1991, as manager of strategic plans for human resources activities of Shell Brasil S.A.. Ms. Mendes is graduated in psychology at Federal University of Rio de Janeiro.

Martin Iperus Ruyter Hercules – Mr. Hercules joined us in 2001 and presently is our deputy officer responsible for the relationship with Germany companies investing in Brazil. He began his career at Commerzbank AG in Germany (Frankfurt), Singapore and India (Bombay). He has also occupied positions of manager of international banks in the Middle East, credit analyst and officer for multinational companies in Indonesia. Mr. Hercules is graduated in process Engineering at Stuttgart University.

Max Marcelo Mustrangi – Mr. Mustrangi joined us in 2003 and is the officer responsible for the costs planning area. Before joining us, he has worked at Procter & Gamble for 8 years and was responsible for the manufacture and supply chain areas. He also worked at Natura during the year of 1998, where was responsible for the logistic and material planning. Mr. Mustrangi is graduated in production Engineering at USP Polytechnic School, with an extension degree in Executive Education from Kellogg School of the University of Northwestern. Presently, he is to obtain an MBA degree from University of Michigan Business School.

Nicolas Alfredo Wsevolojskoy – Mr. Wsevolojskoy began his career in 1996 at Banco1.Net, in the products and projects area. He participated in the implementation of Internet banking for individual clients and, as our deputy officer, coordinates the creation of our email channel and the development of Internet banking for companies. Mr. Wsevolojskoy is graduated in Business Management at FGV, and holds an MBA degree from MIT.

Raquel Breidenbach Langhanz – Ms. Langhanz joined us in 1993 as accounts manager and branch network superintendent. She is our deputy officer since 2002, and is in charge of several branches located in the countryside of the States of São Paulo, Minas Gerais and Goiás. She is graduated in social communication with specialization in public relations at Universidade do Vale do Rio dos Sinos – USINOS, holds a post graduation degree in finances from PUC of the State of Rio Grande do Sul and an MBA degree from Fundação Dom Cabral.

Ricardo dos Santos Andrade – Mr. Andrade joined our legal department in 1980 and is presently our deputy officer of the litigation legal department and is in charge of our labor, corporate and retail banking group lawsuits.Mr. Andrade is graduated in Law at PUC of São Paulo.

Rogerio Cláudio Bacelar Scofano – Mr. Scofano joined us in 1989 and participated in the creation and implementation of our private bank. On February 1998 he became our deputy officer responsible for the institutional relationship area, which represents us before governmental authorities. Mr. Scofano is graduated in Electric Engineering at Federal University of Rio de Janeiro, holds an MBA degree from COPPEAD –Federal University of Rio de Janeiro and a post graduation degree in finances, as complementation of the master degree from New York University.

Tomas Tuppy – Mr. Tuppy joined us as manager of system development in 1993 and has been our deputy officer since 2002, responsible for information technology area. He has 20 years of experience in the information technology area, 11 of which at Rodhia S.A. Mr. Tuppy is graduated in Mechanical Engineering at MauáEngineering School, is specialized in Business Management at FGV in São Paulo and holds an MBA degree from USP Business Management Institute Foundation.

Each director is elected for a one-year term and may be reelected upon expiration of his term. A director may not be reelected after his sixty-sixth birthday, unless agreed by the Board of Directors. The terms of the present members of the Board of Directors expire on April 28, 2004.

At the Board of Directors Meeting held on April 28, 2003, the Board approved the extension of the age limit in relation to Mr. Gabriel Jorge Ferreira, who shall remain on the Board until the appointment of new directors at the Shareholders Meeting to be held in April, 2004.

Members of the Board of Executive Officers are elected for one-year term and may be reelected upon expiration of their terms. An officer may not be reelected after his sixtieth birthday, unless this is approved by the Board of Directors. All current members of the Board of Officers have been elected for a term that expires on April 28, 2004.

Unibanco Holdings

Unibanco Holdings is managed by its:

  Board of Directors (Conselho de Administração), consisting of nine directors; and

  Board of Officers (Diretoria), consisting of three officers.

The Board of Directors is Unibanco Holdings decision-making body. It determines Unibanco Holdings basic guidelines and policies by:

•	establishing its corporate strategy;
•	reviewing its business plans; and
•	supervising and monitoring the activities of its executive officers.

The Board of Officers is elected by the Board of Directors, and is responsible for the management and supervision of Unibanco Holdings corporate activities. It follows and ensures compliance with general guidelines and policies established by the General Shareholders Meetings, the Board of Directors and Unibanco Holdings’ By-Laws. The members of the Board of Officers have the exclusive power to act on behalf of Unibanco Holdings pursuant to its by-laws.

As of the date of this annual report, the directors and officers of Unibanco Holdings are:

Directors	Position	Date of Birth
Pedro Moreira Salles	Vice Chairman	October 20, 1959
Roberto Konder Bornhausen	Chairman	October 22, 1933
Israel Vainboim	Director	June 01, 1944
Tomas Tomislav Antonin Zinner	Director	January 29, 1938
Gabriel Jorge Ferreira	Director	July 13, 1956
Arno Noellemburg	Director	July 11, 1943
Koji Yamada	Director	October 28, 1952
Guilherme Affonso Ferreira	Director	May 09, 1951
Carlos Alberto de Oliveira Cruz	Director	July 13, 1940

Executive Officers	Position	Date of Birth
Israel Vainboim	Executive President	June 01, 1944
Geraldo Travaglia Filho	Officer	May 26, 1951
José Lucas Ferreira de Melo	Officer	December 30, 1956

Each director is elected for a one-year term and may be reelected upon expiration of his term. The terms of the present directors of Unibanco Holdings expire on April, 2004.

The members of the Board of Officers of Unibanco Holdings are elected for a one-year term. The last Unibanco Holdings’ shareholders meeting was held on April 28, 2003 and all members of the Board of Officers of Unibanco Holdings were elected for a term that expires on April 28, 2004.

The biographies of those directors and officers of Unibanco Holdings who are not members of our Board of Directors or our Board of Officers are summarized below:

Directors

Roberto Konder Bornhausen – Mr. Bornhausen had been Chairman of the Board of Directors of Unibanco Holdings from February 4, 1997 to April 28, 2003, having served as Chairman of our Board of Directors from 1991 to 1996 and as a member of our Board of Executive Officers since 1973. Mr. Bornhausen graduated in Agronomic Engeneering from Rural University of Rio de Janeiro.

Arno Noellemburg – Mr. Noellemburg has served as a director of Unibanco Holdings since February 17, 1995. Mr. Noellemburg studied at Soederblom Gymnasium in Espelmkamp-Mittwald, Germany.

Guilherme Affonso Ferreira – Mr. Ferreira has been a director of Unibanco Holdings since December 14, 1994. Mr. Ferreira also served as investment analyst in Banco Noroeste, and as president of several copanies of Bahema Group. Mr. Ferreira graduated in Production Engeneering from Politechnic School of University of São Paulo and has a post graduation degree in Economics and Politics from Macalester College, in Minneapolis.

Carlos Alberto de Oliveira Cruz – Mr. Cruz has been a director of Unibanco Holdings since December 28, 2000. Mr. Cruz also serves in Portugal as Vice-Chairman of Caixa Geral de Depósitos S.A., Vice-Chairman of Caixa Banco de Investimentos S.A. and Chairman for the Specialized Credit Area of Caixa Geral de Depósitos Holdings S.A.

Compensation

Unibanco

Compensation of Directors and Officers

      At the annual shareholders meeting, our shareholders establish the maximum aggregate compensation of our directors and executive officers for the corresponding year. In 2002, the maximum aggregate compensation for our Board of Directors and Board of Executive Officers was:

  R$800,000 per month for our directors as a group; and

  R$2,500,000 per month for our executive officers as a group.

      For the year ended December 31, 2002, all our directors and executive officers as a group (23 persons as of such date) actually received, for services provided in all capacities to us, aggregate compensation of R$14.9 million. The directors and executive officers of all our companies, including Unibanco, received, for services provided in all capacities, an aggregate compensation of R$26.2 million for the year ended December 31, 2002.

      For 2003, the maximum aggregate compensation for our Board of Directors and Board of Executive Officers shall be:

  R$800,000 per month for our directors as a group; and

  R$3,500,000 per month for our executive officers as a group.

      Our directors and executive officers may participate in the same pension plan available to all of our employees. The total amount paid to provide pension, retirement and similar benefits for the year ended December 31, 2002 was R$3.4 million for all of our companies’ employees.

Directors and Officers Stock Option Plan

      On October 31, 2001, our shareholders approved a stock option plan. Through this stock option plan we are able to offer to our managers the opportunity to participate in our capital, allowing them to benefit from increases in the value of our stock.

      The stock options were granted to select managers for a price based on the market price of our shares at the date of grant. A special committee was created to be responsible for managing the stock option plan. Such committee is responsible for establishing the vesting period of the stock options, which shall be between two and five years, as well as other specific characteristics of each grant, such as the beneficiaries and the number and amount of options. This committee may not grant options in any year representing more than 1% of our total authorized capital and there may not be outstanding options representing, in the aggregate, more than 10% of our total authorized capital.

      The objective of the stock option plan is to foster high performance, long-term commitment as well as attract, retain and motivate our directors and officers. As of March 31, 2003, 684,850,000 Units were granted to 207 officers in form of option, under the stock option plan. For the year ended December 31, 2002, we recognized as expenses related to the stock option plan to elegible participants, including directors and officers, the aggregate compensation amount of R$9 million.

Unibanco Holdings

      At the annual shareholders meeting, the shareholders of Unibanco Holdings established the maximum aggregate compensation of directors and executive officers.

      In 2002, the maximum aggregate compensation for Unibanco Holdings’ Board of Directors and Board of Executive Officer was:

  R$25,000 per month for the members of the Board of Directors of Unibanco Holdings as a group; and

  R$75,000 per month for the members of the Board of Executive Officers of Unibanco Holdings as a group.

      In 2002, all our directors and executive officers as a group (13 persons as of December 31, 2002) actually received, for services in all capacities to Unibanco Holdings, aggregate compensation of R$36 thousand. This amount also includes profitability related discretionary bonuses.

      For 2003, the maximum aggregate compensation for Unibanco Holdings’ Board of Directors and Board of Executive Officers shall be:

  R$25,000,000 per month for the members of the Board of Directors of Unibanco Holdings as a group; and

  R$75,000,000 per month for the members of the Board of Executive Officers of Unibanco Holdings as a group.

Affiliates and Subsidiaries

Unibanco Asset Management — Banco de Investimento S.A.

      On August 26, 2002, Unibanco Asset Management stock purchase plan was cancelled and all preferred shares held by executive officers and members of management under such plan were purchased by us.

Cartão Unibanco Ltda./Banco Credibanco S.A.

      After the merger of Cartão Unibanco into Credibanco in April, 2001, Cartão Unibanco quotas were substituted by Credibanco shares and consequently, Cartão Unibanco’s stock purchase plan became Credibanco’s stock purchase plan.

      On March 14, 2003 Credibanco’s stock purchase plan was cancelled and all shares held by executive officers and members of management under such plan were purchased by us.

BWU Vídeo Ltda.

      As of December 31, 2002, executive officers, members of management of BWU Vídeo Ltda. and Unibanco Representação e Participações Ltda. as fiduciary agent of the quotas owned by some directors collectively owned approximately 0.35% of its quotas, under a stock option plan. According to such stock option plan, the Board of Directors of BWU Vídeo Ltda. may grant to executive officers and members of management the option to purchase up to 3.982% of the quotas issued by BWU Vídeo Ltda.

BOARD PRACTICES

      The information set forth in item 6. Directors, Senior Management and Employees – Directors and Senior Management is incorporated into this section by reference.

      Our Directors and Senior Management have not entered into any service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

      Audit and Remunuration Committees are not part of our corporate structure.

Employees

As of December 31, 2002, Unibanco and its subsidiaries had 26,739 employees, compared to 29,704 at December 31, 2001. The reduction in the number of employees was due to the restructuring within Fininvest.

As of May 31, 2002, the number of employees had decreased to 26,437.

Area	Number of Employees
Retail Branches	10,763
Corporate-Site Branches	1,038
Credit Card	636
Wholesale	1,538
Insurance	1,423
Unibanco Asset Management	163
Banco 1.net	246
Banco Dibens	90
Fininvest	8,306
Others	2,261

Total	26,437

The following table sets forth the number of Unibanco employees grouped by title and region:

Title	Number of Employees	Region	Number of Employees
Director	166	North	120
Superintendent	353	Northeast	1,609
Manager	2,004	Center-East	749
Others(1)	23,914	Southeast	21,497
		South	2,213
Total	26,437	Foreign Offices	249

		Total	26,437

___________________

(1) Includes employees in foreign offices.

Approximately 40% of our workforce are members of a union. We believe that we have good relations with our employees and their unions. Collective bargaining agreements with the unions typically have 12-month terms and are subject to renewal in September of each year.

Attracting, nurturing the development of skills and retaining talent are among Unibanco’s pre-eminent strategic objectives, as formally incorporated in 2000 to the bank’s Balanced Scorecard process, internally called PDG (Painel de Gestão). Unibanco People is committed to promote professional growth, aligning the individual goals of its human talents and the bank’s strategic objectives as a source of sustainable result leverage for the group.

Since April 1996, we have had a profit sharing compensation plan for our entire workforce, based upon predetermined annual operational and financial performance targets. The Programa de Participação nos Resultados (Profit sharing program) became even more attractive and aggressive with Unibanco’s alignment with the PDG – taking results of both the company and the individual into account. The entire work force is eligible to participate in this program.

Unibanco offers its outstanding senior managers the opportunity to become shareholders. Stock Option Program awards exceptional performance and contribution to the group’s development. Up to December 31, 2002, Unibanco granted 669,700,000 stock options, in the form of Unit. The term of the exercise is between January 21, 2005 and November 20, 2008, at an average exercise price of R$91.18 per 1,000 stock options.

Unibanco also offers a Pension Fund Program to all employees. Participants sponsor a PGBL, Plano Gerador de Benefícios Livres. As of December 31, 2002, around 7,350 people had joined the program.

During 2000, we implemented several suggestions that arose from employee satisfaction surveys, and instituted the Personnel Strategic Planning methodology, a set of evaluation tools that allows management to monitor the profile, career development and potential of our employees. Our “Portas Abertas” or “Open Doors” program allows employees to have direct contact with senior management, in order to discuss ideas for development, improvement and motivation.

We also emphasise employee training. In 2002, Unibanco directed R$28.3 million to various initiatives intended to promote the acquisition of technical and behavioral skills – ranging from specific programs to MBA courses in Brazil and abroad.

At the postgraduate levels, in 1999, we began our UBB Master program in conjunction with the Dom Cabral Foundation, an executive MBA program tailor-made for our employees. During the last four years, 140 executives have attended this course. MBA programs abroad are another highlight of our commitment to high-quality training. Candidates selected by Unibanco executives undergo a meticulous selection process. The program is focused on management level candidates and offers full 100% sponsorship in MBAs at the 10 best business schools. Since 1996, 28 professionals have been sponsored in schools such as Wharton, Kellogg, MIT, Stanford, Chicago, Michigan, and the London Business School. In 2002, total investment in the program reached R$2.5 million.

Unibanco conducts an institutional award program to encourage and recognize employee performance. The highest honor is the Walther Moreira Salles Award, which identifies and promotes five categories of exceptional projects and ideas presented by individuals and teams: Innovation, Integration/Teamwork, Service Excellence, and Talent Management and Exchange. The third annual awarding received 164 submissions, selected 24 finalists and chose five winners and two special achievement nominees. Each winning team was awarded 200 lots of shares (UBBR11).

Unibanco has been undertaking an Employee Satisfaction Survey since 1997, conducted by external consultants. It has proven essential to assess the organizational climate, identifying areas in need of improvements and taking the required actions to provide employees with concrete solutions, fostering a healthy working environment that supports personal development.

SHARE OWNERSHIP

Equity Ownership of Directors and Officers

As of May 31, 2003, apart from their direct ownership of our capital stock, the members of our board of directors, executive officers and members of our management also held indirectly approximately 1.689% of our capital, under a stock purchase plan which is sponsored exclusively by E. Johnston Representações e Participações S.A., or E. Johnston, a company controlled by the Moreira Salles family. Under this plan, E. Johnston issues its preferred shares to participants who pay for such shares with the dividends received. The shares held under the plan will be repurchased by E. Johnston upon retirement, death or permanent incapacity of the participants or upon the participants leaving Unibanco.

E. Johnston preferred shares have no voting rights, but entitle their owners to receive any distribution made by us in proportion to their indirect ownership of our capital, as well as to obtain any gains from the sale of the shares provided certain conditions are met.

Since the implementation of our new directors’ and officers’ stock option plan in 2002, we no longer sell shares under the E. Johnston purchase plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Unibanco

      Each of our common shares entitles its holder to one vote at any shareholders meeting. Unibanco Holdings controls us through its ownership of common shares representing 96.59% of our voting interest.

      The following table shows the beneficial ownership of our outstanding common and preferred shares as of March 31, 2003. We believe that only those shareholders mentioned in the table below hold more than 5% of either class of our shares.

	Unibanco Common Shares		Unibanco Preferred Shares

Shareholder	Number	% of Total	Number	% of Total

Unibanco Holdings	72,995,091,491	96.6	10,173,867,487	15.6%

Caixa Geral de Depósitos	364,157,814	0.5	6,393,842,186	9.8
Commerzbank AG	0	—	2,472,000,000	3.8
Mizuho Corporate Bank, Ltd.(2)	0	—	4,385,184,432	6.7
Float(3)	2,209,483,384	2.9	38,798,936,273	59.4
Our Directors and Executive	11,660	—	165,995,347	0.25
Officers as a group
Treasury	—	—	2,927,261,244	4.5

Total	75,568,744,349	100.0	65,317,086,969	100%

__________________
(1)	Due to the merger of The Dai-Ichi Kangyo Bank Ltd., Fuji Bank and Industrial Bank of Japan into the Mizuho Financial Group.
(2)	Consisting of our floating shares in the market.

Unibanco Holdings

      Each of Unibanco Holdings’ common shares entitles its holder to one vote at any shareholders meeting. E. Johnston Representação e Participações S.A. or E.J.S.A. controls Unibanco Holdings through its ownership of common shares representing 66.72% of its voting interest.

      As a result of the acquisition of Bandeirantes, Caixa Geral de Depósitos, through its subsidiary Caixa Brasil SGPS, S.A. acquired an equity participation in Unibanco Holdings of 10.00% of its common shares and 15.67% of its class B preferred shares (this percentage refers to the sum of class B preferred shares and units). This participation, together with its direct participation in our voting and non-voting capital shown in the table above, results in a total direct and indirect participation of Caixa Geral de Depósitos in 12.25% of our total capital. This is the only significant change in the ownership of Unibanco Holdings’shares and our shares during the past three years.

      The following table sets forth the names of the shareholders that we know beneficially own 5% or more of outstanding Unibanco Holdings’ common or preferred shares as of March 31, 2003 and the number of Unibanco Holdings’ common and preferred shares owned by each such shareholder.

	Unibanco Holdings Common Shares
Shareholder	Number of Shares	Percent of Total

E. Johnston Rep. E Part, S.A	24,777,810,577	66.72
Caixa Brasil SGPS, S.A	3,713,843,587	10.00
Commerzbank AG	3,335,935,602	8.98
Mizuho Corporate Bank, Ltd.(1)	2,287,912,752	6.16
Bahema Participações S.A.(2)	1,426,891,332	3.84
Sul America Group	616,522,004	1,66
Instituto Unibanco	949,520,000	2.56

Others	30,000,019	0,08

Total	37,138,435,873	100.00

_________________________
(1)	Due to the merger of The Dai-Ichi Kangyo Bank Ltd., Fuji Bank and Industrial Bank of Japan into the Mizuho Financial Group.
(2)	30,000,000 shares are in the custody of Câmara Brasileira de Liquidação e Custódia - CBLC (São Palo Stock Exchange's Clearing House).

	Unibanco Holdings Preferred Shares
Shareholder	Number of Class A Preferred Shares	Percent of Total Class A Preferred Shares	Number of Class B Preferred Shares	Percent of Total Class B Preferred Shares

E. Johnston Rep. E Part, S.A			224,342,079	0.51
Caixa Brasil SGPS, S.A			6,758,000,000	15.58
Commerzbank AG	3,843,541,338	100.00	2,472,000,000	5.7
Mizuho Corporate Bank Ltd.M(1)			0
Bahema Alimentos e Part, Ltda			0
Sul America Group			0
Instituto Unibanco			21,600,012	0.05
Units			32,565,194,710	75.12
Other			1,307,362,284	3.0

Total	3,843,541,338	100.00	43,348,499,085	100.00

_________________________
(1)	Due to the merger of The Dai-Ichi Kangyo Bank Ltd., Fuji Bank and Industrial Bank of Japan into the Mizuho Financial Group.

We estimate, based on the information received by the Depositary, that 51,839,872 of our Global Depositary Shares are held by approximately 4,450 beneficial owners and 143 record (registered) holders, as of May 30, 2003. Each of our Global Depositary Shares represents 500 Units, each Unit consisting of one Unibanco preferred share and one Unibanco Holdings class B preferred share. Therefore, 41.8% of our outstanding preferred shares and 57.9% of Unibanco Holdings’ outstanding class B preferred share are held in the United States in the form of Global Depositary Shares.

Related Party Transactions

Certain Relationships and Related Party Transactions

      We summarize below all material transactions known to us between ourselves, Unibanco Holdings or any of our subsidiaries and any of our directors, statutory officers or shareholders which hold more than 5% of any of our or Unibanco Holdings’ classes of shares, or the family members of such directors, officers and shareholders.

      Under Brazilian law, financial institutions may not grant loans or advances to affiliates, statutory officers, directors or their family members. Therefore, we have not made any loans or advances to any of those persons. For this purpose, affiliates include companies in which a financial institution holds 10% or more of the capital stock or which hold 10% or more of a financial institution’s capital stock. This prohibition is not applicable to Unibanco Holdings nor to any of our non-financial subsidiaries.

Distribution of Financial Products

      Certain of our subsidiaries, such as Unibanco AIG Seguros S.A., Unibanco AIG Previdência S.A., Unibanco Companhia de Capitalização S.A. and Unibanco-Rodobens Administradora de Consórcios Ltda., have entered into Distribution Agreements with us. These agreements govern the use of our branch network as a distribution channel for insurance products, pension plans, consortium quotas and other products.

      Banco1.net, an alliance between PT-Multimedia.com and us to establish a bank and Internet financial portal in Brazil, entered into a Services Agreement with us in November 2001, relating to the use of our operational structure and services by Banco1.net. We and our subsidiaries have the right of first refusal, under market conditions, to distribute our products through the Banco1.net Internet portal.

Loans

      Mizuho Corporate Bank Ltd., Commerzbank and Caixa Geral de Depósitos, financial institutions that are our strategic shareholders, have, from time to time, extended trade-related and general purpose credit lines with us mainly for onlending purposes. On December 31, 2002, the total amount outstanding under those credit lines was approximately R$1.364 million.

      We believe that such loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, if applicable, as those prevailing at the time in the market for comparable transactions and did not involve more than the normal risk of collectibility.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 19

Legal Proceedings

      We are a party to lawsuits and administrative proceedings incidental to the normal course of our business. We believe that any potential liabilities related to these lawsuits and administrative proceedings will not have a material adverse effect on our financial condition or results. As of December 31, 2002, the total contingency with respect to civil lawsuits filed against us for which Unibanco is potentially liable was R$256 million. In addition, we are party to (a) some individual law suits filed by minority shareholders, related to equity losses arising from corporate reorganizations associated with acquisitions of Brazilian financial institutions by Unibanco; and (b) together with certain other Brazilian financial institutions, to several class actions relating to past (i) economic plans of the Brazilian government; (ii) the application of compound interest rates by us for periods less than one year in our operations; (iii) losses related to lease contracts involving foreign exchange variations; and (iv) the constitutionality of the law establishing a special credit facility to financial institutions, known as “PROER”. The lawsuits mentioned above may represent in the future a contingency for us. Nevertheless, we have not made any provisions in respect of these lawsuits because we cannot predict the amount involved or the outcome of such actions.

Claims Related to Banco Nacional

      Citizen’s Action. A citizen’s action (ação popular) against Banco Nacional, the Central Bank and Unibanco claims that the loans granted to Banco Nacional by the Central Bank defrauded the Brazilian treasury. The citizen’s action seeks a judgment declaring all loans to be null and void and demanding the repayment of the amounts disbursed by the Brazilian Treasury. In June 1997, the lower court of appeal dismissed us from the lawsuit. The citizen’s representatives have filed appeals on various grounds with both the Superior Court of Justice and the Federal Supreme Court. These appeals are still to be decided.

      The press released that former controllers of Banco Nacional S.A. had filed suits against Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. We have not received the service of process yet. Considering that we do not know the content of those lawsuits and that, according to the news, with respect to the merit, those lawsuits shall not succeed since the acquisition of assets and assumption of operational liabilities of Banco Nacional by us occurred in accordance with PROER, a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System, we have not made any provisions in respect of these lawsuits.

      Attachment Proceeding. Several creditors have filed claims against Banco Nacional in connection with events that occurred before we acquired certain of its assets and liabilities. The creditors allege that we should be held responsible for Banco Nacional’s actions, either because we are a successor of Banco Nacional in its civil and commercial liabilities, or because the transfer of Banco Nacional’s assets to us was effected when Banco Nacional was insolvent, and therefore the transfers defrauded the creditors.

      The majority of the claims in connection with Banco Nacional have been resolved in our favor. As of December 31, 2002, the remaining claims amounted to R$2 million. We have guaranteed these claims with our own funds. We consider the remaining claims to be in the normal course of our business and consequently have not made any provision for them.

Litigation Arising from Previous Government Economic Plans

      Several of our clients, consumer associations and those of other Brazilian banks have filed lawsuits against us and other banks alleging that the amount they received upon withdrawal of certain deposits did not include the full restatement for inflation during the period in which they invested their money. These disputes have arisen in connection with anti-inflationary plans implemented by the government in 1989, 1990 and 1991. The Superior Court of Justice has decided disputes arising from the government’s economic plans implemented in 1990 and 1991 in favor of the banks, and the disputes arising from the plan implemented in 1989 against the banks.

      We lost one of the lawsuits filed against us in connection with the plan implemented in 1989 and have provisioned for it. An adverse decision in all of the lawsuits filed against us in connection with this plan could mean that we have to pay approximately R$10.5 million. This adverse decision could form the basis of similar suits by our other clients.

Tax Litigation

      We are involved in several tax disputes, including those relating to the constitutional validity of certain taxes. As of December 31, 2002, we have provisioned R$756 million with respect to tax litigation. As part of its general review of our banking operations relating to fiscal year 2000, the Central Bank has requested that we establish a reserve relating to one of our pending tax disputes. Due to our expectation that we will achieve a favorable outcome in this dispute, we do not believe that such a reserve is appropriate and continue to discuss this matter with the Central Bank. We believe that we have adequately provisioned for our pending tax disputes, and we believe that an unfavorable outcome in some or all of the pending tax disputes to which we are party would not have a material adverse effect on our business.

Employee Litigation

      Labour unions and former employees filed several lawsuits against us to seek compensation for labor rights. We cannot assure that we will win these lawsuits. We usually enter into settlement agreements with our former employees. During 2002, we spent R$43 million in settlements with former employees and with payments imposed by the labor courts.

      After our acquisition of certain of Banco Nacional’s assets and liabilities, several dismissed employees of Banco Nacional have filed labor-related lawsuits against Unibanco. Although some similar lawsuits can still be filed against Unibanco, Banco Nacional is obliged to reimburse Unibanco for any amounts for which Banco Nacional is responsible under such lawsuits.

      Based on the average amount of settlements and court-imposed payments during the immediately preceding 3 years, we have provisioned R$441 million with respect to all labor-related lawsuits against us, including with respect to employees of Banco Bandeirantes and its subsidiaries.

      In addition, several employees of Banco Nacional who were dismissed prior to our acquisition of certain of its assets and liabilities filed lawsuits against Banco Nacional. Banco Nacional is responsible for these lawsuits. In some of these cases, plaintiffs have made attachments to our assets. We filed third-party motions against these attachments in which the court of appeal decided in favor of the plaintiffs in some of these motions.

Claims Related to Banco Bandeirantes

      Minority Shareholders’ Claims. Certain former minority shareholders of Banco Bandeirantes have initiated or threatened to initiate lawsuits against one or more of Banco Bandeirantes, Caixa Geral de Depósitos as the former controlling shareholder of Banco Bandeirantes and Unibanco. Certain former shareholders of Banorte (a bank acquired by Banco Bandeirantes before we acquired Banco Bandeirantes) have also initiated lawsuits against Banco Bandeirantes and Banorte, seeking the nullification of the acquisition of Banorte by Banco Bandeirantes, which was duly approved by the Central Bank.

      On December 17, 2002, a judge of the 10th Civil Court of Recife, State of Pernambuco, decided in favor of the plaintiffs and declared that the acquisition of Banorte by Banco Bandeirantes was null and void. However, the decision is not yet in effect, and both Banorte and Banco Bandeirantes will appeal and pursue any other legal remedies they deem fit in order to reverse the unfavorable outcome. The Central Bank entered into the proceeding defending the legal validity and effectiveness of its approval to the acquisition of Banorte by Banco Bandeirantes. As of the present date, Central Bank’s motion has not been decided.

      We believe, from a practical point of view, it is impossible to unwind the acquisition of assets and liabilities of Banorte by Banco Bandeirantes, which was consummated a long time ago. Therefore, even if the present decision is upheld on appeal, it will need to be enforced through the payment of damages.

      In accordance with the agreement between us and Caixa Geral de Depósitos whereby we acquired Banco Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore we have not provisioned for any possible losses relating to them.

Tax and General Litigation

There are also several lawsuits in which Banco Bandeirantes is a party in the normal course of business. We believe that an unfavorable outcome for Banco Bandeirantes in some or all of them would not have a material adverse effect on our business.

DIVIDENDS

See “Item 10. Additional Information - Memorandum and Articles of Association”. Brazilian law requires a dividend distribution of at least 25% of net income. Unibanco distributes 35% of net income after setting aside 5% as a legal reserve. Unibanco and Unibanco Holdings pay out almost identical dividends per share owing to a combination of three factors: the number of shares comprised in the equity of Unibanco Holdings, excluding treasure stock, is equal to the number of Unibanco shares held by Unibanco Holdings; dividends received from Unibanco are Unibanco Holdings’ sole source of cash revenues; and Unibanco Holdings distributes 100% of the dividends received, after setting aside legal reserves. The payment of dividends of both companies occurs twice a year, usually in January and July.

SIGNIFICANT CHANGES

In 2003, Unibanco issued seven Eurobonds in the international market to date. A factor that stood out during this period was the decreasing cost of these issues, mirroring the perception of sovereign risk. The funds resulting from these operations will be used to finance the bank’s clients in Brazil and abroad.

  The first placement of Eurobonds, in January 2003, amounting to US$100 million and maturing in January 2004, offers a 6.875% coupon per year, with half-yearly payments. The launch price was 99.881%, which generates a return to investors of 7% per year;

  The second, in February 2003, totaling €50 million, or roughly US$54 million, has a 6-month term. It offers a coupon of 6.75% per year which coupled with the launch price of 99.94% generates a return to investors of 6.875% per year, or equivalent to an effective US dollar rate of some 5.5% per year;

  The third one also took place in February 2003. It amounted to US$100 million, had a 9-month term, with payment falling due on November 26, 2003. This operation offered a coupon of 6% p.a. The launch price was 99.95%, providing investors with a 6.08% return per year;

  The fourth placement was in March 2003. It amounted to US$125 million, for a 6-month term, with payment falling due on September 17, 2003. This operation offers a coupon of 5% p.a. The launch price was 99.94%, providing investors with a 5.125% return per year;

  The fifth, in April 2003, totaled US$100 million. This operation, which has a 1-year term and a 99.76% launch price, provides investors with a 5.25% return per year and offers investor 175 bps less than the operation with a similar term launched earlier in the year;

  The sixth, which took place in early May 2003, amounted to US$75 million and had an 18-month term. The operation offers a coupon of 5.625% per year. The launch price was 99.752%, which provides investors with a return of 5.80% per year;

  The seventh, in May 2003, amounted to €75 million, or roughly US$86 million, has a 1 year term. It offers a coupon of 5.375% which coupled to its launch price of 99.76% generates a return to investors of 5.625% per year, or equivalent to an effective US dollar rate of some 4.57% per year.

Unibanco, through UBB Finance Company, launched in June 2003 a new securitization transaction in the amount of US$225 million. UBB Finance Company is a special purpose company, established under the laws of the Cayman Islands, with the purpose of acquiring US dollar Payment Orders received and processed by Unibanco through its correspondent banks, and using them as an underlying asset that guarantees note issuances in the international capital markets. The issuance matures in July 15 2009, pays quarterly interest, and begins to amortize in equal and consecutive payments starting October 15 2004. The notes were placed mainly with institutional investors in Europe and in the USA.

The Board of Directors of Unibanco and Unibanco Holdings in the meeting held on February 12, 2003 authorized, for a period of three months, the acquisition at market prices of up to 256,178,254 Unibanco common shares, 3,033,185,661 Unibanco preferred shares, and 3,033,185,661 Unibanco Holdings Class B preferred shares, to be maintained in treasury for subsequent sale or cancellation, without capital reduction.

Up to May 12, 2003, 228,000,000 Unibanco preferred shares, 167,225,000 Units and 372,900 GDS issued by both Unibanco and Holdings were repurchased. Through a “Share Exchange Agreement”, Unibanco assigned and transferred to Holdings 353,675,000 Class “B” preferred shares issued by Holdings acquired in the form of Unit or GDS and Holdings assigned and transferred to Unibanco 353,675,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 935,350,000 preferred shares at an average price of R$46.16 as treasury stocks. The minimum and maximum acquisition prices were R$ 33.76 and R$54.15, respectively. Unibanco Holdings recorded 353,675,000 preferred shares Class “B”, at an average price of R$47.85 per thousand shares as treasury stocks.

In June, 2003 Unibanco announced that we have retained Credit Suisse First Boston ("CSFB") as our adviser in the structuring of a public conversion offer, exclusively for the Brazilian market. The conversion offer will enable the holders of preferred shares issued by Unibanco ("UBB Preferred Shares" - Bovespa: UBBR4) to convert them into Units (Bovespa: UBBR11). This will under the same terms of the 1997 conversion offer that followed the global ADR offer which opened the trading of Units in the NYSE in the form of ADRs. Therefore, if the conversion offer is successful, there will be an increase in liquidity for the Units in the domestic market and the holders of UBB Preferred Shares will migrate to our most liquid security. The holders of UBB Preferred Shares who decide to adhere to the conversion offer will receive dividends which are up to 4.7% less than what they would have received if they had decided otherwise. Such estimate is based on the payments of dividends made in the last 5 fiscal years. The consummation of the transaction is subject to the approval by and consequent registration with the Brazilian Securities Commission - CVM of the structure to be proposed by the companies involved, as well as its approval by the boards of directors.

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

Our preferred shares are listed and traded on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo). The Class B Preferred Shares of Unibanco Holdings are not separately traded, but the Units, each consisting of one of our preferred shares and one class B preferred share of Unibanco Holdings, are listed and traded on the São Paulo Stock Exchange. Our Global Depositary Shares, each representing 500 Units, are traded on the New York Stock Exchange. Each Unit on the São Paulo Stock Exchange is traded in lots of 1,000.

The table below sets forth, for the indicated period, the high and low closing prices of the Global Depository Shares, or GDS, on the New York Stock Exchange, in U.S. dollars, and Units on the São Paulo Stock Exchange, in reais:

	New York Stock Exchange		São Paulo Stock Exchange
	US$ per GDS		R$ per Unit
	High	Low	High	Low
Year ended December 31,
1999	31.56	9.18	120.00	27.82
2000	34.31	21.94	127.00	77.99
2001	32.69	13.40	129.00	72.00
2002	27.45	6.31	125.99	49.50
Year ended December 31, 2001:
First quarter	32.69	19.50	129.00	85.00
Second quarter	26.55	19.75	125.00	87.00
Third quarter	25.55	13.40	122.00	72.00
Fourth quarter	23.03	14.90	109.00	80.02
Year ended December 31, 2002:
First quarter	25.02	20.00	117.50	97.00
Second quarter	27.45	13.99	125.99	77.00
Third quarter	16.91	7.10	97.00	54.60
Fourth quarter	12.35	6.31	84.50	49.50
Month of:
December 2002	12.35	8.48	84.50	64.45
January 2003	13.71	10.01	90.90	73.30
February 2003	12.02	10.70	85.60	78.00
March 2003	15.35	11.79	104.00	84.40
April 2003	18.80	14.99	112.06	96.00
May 2003	18.80	16.30	110.00	97.00
As at June 25, 2003	17.25	16.71	97.52	96.95

Markets

Unibanco’s common shares and preferred shares are traded on the Bolsa de Valores de São Paulo. The Units, consisting of one preferred share of Unibanco and one class B preferred share of Unibanco Holdings, are traded in the Bolsa de Valores de São Paulo. The GDS, each of which represents 500 Units, are traded on the New York Stock Exchange.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

SUMMARY OF THE BY-LAWS OF UNIBANCO — UNIÃO DE BANCOS BRASILEIROS S.A. AND UNIBANCO HOLDINGS S.A.

      We are a financial institution incorporated under the laws of the Federative Republic of Brazil, duly authorized to conduct business by the Central Bank of Brazil.

      Unibanco Holdings is a company incorporated under the laws of the Federative Republic of Brazil.

      The information herein refers to Unibanco Holdings and our consolidated by-laws dated April 28, 2003 which are currently in effect. Our by-laws are, however, subject to Central Bank approval.

OBJECTS AND PURPOSES

Unibanco

      Our corporate objective and purpose is to perform those operations and services which are permitted to be performed by financial institutions according to Brazilian Law. This includes conducting foreign exchange. Our objectives and purposes are specified in article 2 of our corporate by-laws. Accordingly, we may also participate in other companies, pursuant to the applicable legal and statutory provisions, and we may not (i) acquire real property neither intended for our own use, except for the cases permitted by the law, nor (ii) issue debentures or partes beneficiárias.

Unibanco Holdings

      Unibanco Holdings’ objective and purpose, as outlined in article 2 of its by-laws, is to participate in the share capital of other companies. Unibanco Holdings’ assets consists exclusively of its equity interest in Unibanco. It does not currently intend, on a permanent basis, to conduct any other activity than holding Unibanco Common Shares and Preferred Shares.

DIRECTORS AND OFFICERS

Unibanco

      We are managed by two bodies: (i) a Board of Directors, and (ii) a Board of Officers.

      Our Board of Directors may be made up of between 4 (four) and 7 (seven) directors. All directors are also our shareholders elected at a Shareholders Meeting, with a 1 (one)-year term of office. Even though pursuant to the Brazilian Corporation Law and our by-laws all directors must also be shareholders, there is no provision in our by-laws specifying the number of shares required for director’s qualification.

      Our Board of Directors ordinarily meets once each quarter and additionally meets whenever corporate interests so require. The decisions of our Board of Directors are taken by a majority of votes with the presence of at least half of its elected members. In the event of a tie, the Chairman, in addition to his own vote, is entitled to cast the tie breaking vote. If the Chairman is absent, it is the Vice-Chairman’s incumbency to substitute his absence.

      Article 15 of our by-laws specifies that the age limit for holding an office in our Board of Directors is 65 (sixty-five ) years. However, such limit may be extended at the Board of Directors’discretion.

      Article 16 of our by-laws lists the exclusive powers of our Board of Directors. Pursuant to this provision, directors have the power to determine:

  the remuneration of each of the members of our Board of Directors and of our Board of Officers, subject to the global amount approved by shareholders at the Shareholders Meeting; and

  the performance bonus of each one of the members of our Board of Directors and of our Board of Officers.

      Our Board of Officers may be composed by up to 122 (hundred twenty two) members:

  1 (one) Executive President of the Wholesale Banking Group;

  1 (one) Executive President of the Retail Banking Group;

  1 (one) Corporate Executive Officer;

  up to 16 (sixteen) Executive Vice Presidents;

  up to 16 (sixteen) Executive Officers;

  up to 50 (fifty) Officers; and

  up to 50 (fifty) Deputy Officers.

      The Executive President of the Wholesale Banking Group, the Executive President of the Retail Banking Group, the Corporate Executive Officer, the Executive Vice Presidents and the Executive Officers form the Board of Executive Officers, which is responsible for the management and supervision of our corporate activities. It follows and ensures compliance with general guidelines and policies established by the General Shareholders Meetings, the Board of Directors and our by-laws. The members of the Board of Officers have the exclusive power to act on our behalf in accordance with our by-laws.

      All members of the Board of Officers are elected at the Board of Directors Meeting, with a 1 (one)-year term of office.

      Article 20 of our by-laws specifies that the age limit for holding an office in our Board of officers is 60 (sixty) years. However, such limit may be extended at the Board of Directors’ discretion.

      Under Brazilian law, the controlling shareholders, directors and officers may not take or receive loans or advancements from financial institutions in which they are shareholders, directors or officers. The law also establishes that we may not grant loans or advancements to our affiliates, controlling shareholders, officers, directors and their respective family members nor to companies in which these persons hold more than 10% of the share capital or hold managing position.

Unibanco Holdings

      Unibanco Holdings is also managed by two bodies: (i) a Board of Directors, and (ii) a Board of Officers.

      The Board of Directors may be made up of between 5 (five) and 11 (eleven) directors. All directors are also shareholders of Unibanco Holdings, elected at a Shareholders Meeting, and have a 1 (one) year term of office. Even though pursuant to the Brazilian Corporation Law and the by-laws of Unibanco Holdings all directors are required to be shareholders, there is no provision in Unibanco Holdings’ by-laws specifying the number of shares required for director’s qualification.

      Unibanco Holdings’ by-laws do not specify an age limit for holding an office in the Board of Directors.

      Article 16 of Unibanco Holdings’ by-laws lists the exclusive powers of its Board of Directors. Specifically, it outlines that the Board has the power to, among other things, determine the remuneration of each of the members of the Board of Directors and of the Board of Officers, subject to the global amount approved by shareholders at the Shareholders Meeting.

      The Board of Directors shall ordinarily meet once each semester and additionally meets whenever corporate interests so require. The decisions of the Board of Directors shall be taken by a majority of votes with the presence of at least half of its elected members. In the event of tie, the Chairman, in addition to his own vote, is entitle to cast the tie breaking vote. If the Chairman is absent, it is the Vice Chairman’s incumbency to substitute its absence.

      The Board of Officers is made up of 3 (three) members: 1 (one) Executive President and 2 (two) Officers. All members are elected by the Board of Directors, with 1 (one)-year term mandate. Unibanco Holdings’ by-laws do not specify an age limit for holding office in the Board of Officers.

      The Board of Officers is responsible for the management and supervision of Unibanco Holdings corporate activities. It follows and ensures compliance with general guidelines and policies established by the General Shareholders Meetings, the Board of Directors and Unibanco Holdings’ by-laws. The members of the Board of Officers have the exclusive power to act on behalf of Unibanco Holdings in accordance with its by-laws.

DESCRIPTION OF CAPITAL STOCK

General

      Unibanco

      As of March 31, 2003, our fully subscribed and paid in capital stock is equal to R$3,690,601,814, represented by 140,885,833,318 registered shares with no par value. Of these:

  75,568,744,349 are common shares and

  65,317,088,969 are preferred shares.

Unibanco Holdings

Unibanco Holdings’ fully subscribed and paid in capital stock is, as of March 31, 2003, equal to R$1,863,449,959, represented by 84,330,476,296 registered shares with no par value, as follows:

  37,138,435,873 common shares,

  3,843,541,338 class “A” preferred shares, and

  43,348,499,085 class “B” preferred shares.

Unibanco common shares

      Our common shares entitle their holders to vote at shareholders meetings and to receive the mandatory dividend, as provided by article 202 of Brazilian Corporation Law. In addition, common shareholders are entitled to all rights inherent to our capital stock, including the right to participate, on the same basis as our preferred shareholders, in capital increases resulting from the capitalization of monetary correction, reserves and profits.

      Under Brazilian corporation law, the majority of holders of common shares representing at least 15% (fifteen percent) of the voting capital stock has the right to elect or dismiss a member of the Board of Directors, at a separate meeting, in which the controlling shareholder cannot participate and vote; provided that those shareholders hold the minimum percentage above described for at least 3 (three) months immediately before the shareholders’ meeting. The same rule applies to Unibanco Holdings.

Unibanco preferred shares

      While our preferred shares are not convertible into common shares and are not entitled to any voting rights, they do, together with our common shares, have all the rights arising from the participation in our capital stock with the following advantages:

  participation in the net profits of each fiscal year, in an amount which ensures to each preferred share a yearly dividend 10% higher than that distributed to each common share;

  priority in the return of capital, without a premium, in the case of liquidation, based on the portion of the capital stock represented by these shares;

  the participation, on an equal footing with common shares in the capital increases resulting from the capitalization of monetary correction, reserves and profits;

  whenever there is a proposal for (i) changing the rights and privileges of our preferred shares or (ii) creating of a new class of preferred shares with superior rights, the majority of holders of our preferred shares, voting separately as a class, in a special meeting, must approve any of these proposals.

      Under Brazilian corporation law, the majority of holders of preferred shares representing at least 10% (ten percent) of the capital stock has the right to elect or dismiss a member of the Board of Directors, at a separate meeting, in which the controlling shareholder cannot participate and vote; provided that those shareholders hold the minimum percentage above described for at least 3 (three) months immediately before the shareholders’ meeting. The same rules applies to Unibanco Holdings.

      According to the Brazilian Corporation Law, the holders of our preferred shares shall be entitled to vote in the event we do not pay their minimum dividends for three consecutive fiscal years. In this case, the voting right of the preferred shares shall remain until their dividends are paid. The same rule applies to Unibanco Holdings.

Unibanco Holdings’ common shares

      Unibanco Holdings’ common shares entitle their holders to vote at shareholders meetings and to receive, together with the Unibanco Holdings preferred shares, dividends equivalent to 100% of Unibanco Holdings net cash profit. In addition, common shareholders are entitled to all rights inherent to Unibanco Holdings capital stock, including the right to participate, on the same basis as the other shares of Unibanco Holdings, in capital increases resulting from the capitalization of monetary correction, reserves and profits.

Unibanco Holdings’ preferred shares

      As with our preferred shares, the preferred shares of Unibanco Holdings are not entitled to voting rights but do enjoy the following advantages:

      Class “A” preferred shares:

  are convertible into class “B” preferred shares, at the holder discretion;

  priority in the return of the capital, without a premium, in the case of liquidation, based on the portion of the capital stock represented by this class of shares;

  participation in the net profits of each fiscal year, in an amount which ensures to each class “A” preferred share an yearly dividend 10% higher than that distributed to each common share; and

  participation, on the same basis as the common shares, in the capital increases resulting from the capitalization of monetary correction, reserves and profits.

      Class “B” Preferred Shares:

  priority in the distribution of a minimum semiannual of, whichever is higher, (i) R$0.15 per one thousand shares; or (ii) 1.5% of the net equity of the share, resulting in a priority annual dividend of 3% of the share’s net equity;

  if there is a split or reverse split of the Class “B” Preferred Shares, the semiannual mandatory dividend will be adjusted in accordance with the new number of shares of this class;

  priority in the return of capital, in the case of liquidation, based on the portion of the capital stock represented by this class of shares; and

  participation, on the same basis as the common shares, in the distribution of dividends and in capital increases resulting from the capitalization of monetary correction, reserves and profits.

Units

      Pursuant to article 43 of the Brazilian Corporation Law, Units are defined as share deposit certificates, where each certificate represents one of our preferred shares and one class “B” preferred share of Unibanco Holdings. Units are kept in book entry form by us (as registrars) in the name of their holders as from the date of the deposit of the underlying shares.

      Accordingly, for each of our preferred shares deposited, an equal number of class “B” preferred share of Unibanco Holdings must also be deposited to form an Unit.

      Only shares that are not subject to liens or other encumbrances may be deposited with us for the issuance of Units.

      We provide the holder of Units with statements related to the relevant Units’ account as requested, at the end of any month in which any transaction takes place and once per year if no transactions happens.

      This statement contains the date and place of issuance, the indication that it is a report on Units “Certificado Escritural de Depósito de Ações”, the number and type of deposited shares, the declaration that the underlying shares, as well as their dividends and amounts corresponding to redemption or amortization, will only be made available to the holder of the Units or to whom such holder indicates in writing; the name and qualification of the holder, the deposit fee charged by us, if applicable, and the addresses of our shareholders’ service facilities.

      Our by-laws and Unibanco Holdings’ by-laws each establish specific conditions pertaining to the Units. The by-laws specify that a holder of a Unit is in fact a holder of one of our preferred shares and one of the class “B” preferred shares of Unibanco Holding, entitled to all the rights inherent to such shares.

Units holders’ rights

      In exercising the rights conferred by the shares underlying the Units, the following rules shall be observed:

  The dividends and the amount of the redemption or amortization of the deposited shares shall be paid by us to the holders of the Units; and

  Where as a result preemptive rights to shareholder subscription having been granted to the capital , the following procedures shall prevail:

1.

If Unibanco Holdings and us simultaneously carry out an increase in our capital by issuing shares that may be deposited for the issuance of new Units, the holder of the Units may exercise the preemptive rights to which the shares represented by the Units are entitled, and in this event:

1.1

if the shareholder subscribes the shares of both companies, then new Units shall be issued to him, corresponding to the new shares subscribed, with due respect to the ratio of one of our preferred shares for each one class “B” preferred share of Unibanco Holdings, except if the shareholder prefers to subscribe the shares of both companies without the creation of Units, or to subscribe the shares of only one of the companies;

1.2

if the shareholder chooses to subscribe shares of both companies without the creation of the Units, or only shares from one of the companies, s/he may do so, having only to communicate said intention to the issuers in the share subscription document;

2.

if only one of the companies increases its capital, the holder of the Units may exercise directly the preemptive right conferred by one of the shares represented by the Units, and in this case, no Units will be issued.

Transfer of Units

      Transfer of the shares deposited with us for the issuance of Units can only be effected through a written order of the holder of such Units.

      The underlying shares and the relevant dividends and redemption or amortization amounts may not be pledged, hypothecated or otherwise subject to any liens or other encumbrances which may jeopardize the delivery of dividends and redemption or amortization amounts to the holders of the Units.

      Pledges or other liens to which Units are subject are marked down on the Units book entry system and included in the relevant account statement.

      If holders of Units wish to trade their Units on any Brazilian Stock Exchange, such holders and their broker agent must sign an Order of Transference of Shares kept in Book Entry Form (Ordem de Transferência de Ações Escriturais - OT1). After receiving the order, the broker agent must deposit the Units in the custody of the Stock Exchange, which sends a Request of Transference of Shares kept in Book Entry Form (Pedido de Transferência de Ações Escriturais — PTAE) to us after the negotiations. When such request is received, the Units are finally transferred to our custody and registered in the name of their new holder.

Cancellation of Units

      In accordance with our and Unibanco Holdings’ by-laws, the holder of a Unit may, at any time, cancel their Units and become a direct holder of the underlying shares. These shares are fully transferable. Our and Unibanco Holdings’ Board of Directors may temporarily suspend, at any time, under specific circumstances mentioned in our by-laws, the possibility of canceling the Units.

Units that are subject to pledges, encumbrances or any other liens cannot be cancelled.

Form and transfer

      Since our shares, the shares of Unibanco Holdings and the Units are registered in a book-entry form, their transfer is effected by an entry made in the books of the registrar. We act as registrars of our shares, the shares of Unibanco Holdings and Units.

      Any change in the ownership of our shares, the shares of Unibanco Holdings and the Units can only be made through book entries upon the presentment of a judicial order or written order from the seller in proper form, which is kept in our files. Such entries attribute to the buyer the shares or Units acquired and withdraw from the seller the shares or Units sold.

Shareholders meetings and voting rights

      According to our by-laws and Unibanco Holding’s by-laws, our Shareholders Meetings and the ones of Unibanco Holdings, are held ordinarily and extraordinarily.

      The extraordinary meetings are held whenever the corporate interests so require and the ordinary meetings are held within the 4 (four) months following the closing of the fiscal year, for the purpose of, among other things:

  analyzing, discussing and voting our balance sheet; and

  deliberating about the destination of our net profits obtained during the fiscal year, as well as the distribution of dividends.

      The holders of our preferred shares and Unibanco Holdings Class A and Class B Preferred Shares are entitled to vote at the extraordinary meeting of the holders of each such class of shares whenever there is any proposal to:

  change the rights, priorities, preferences or privileges of theirs preferred shares, or create a new class of shares with right, priority, preference or privilege superior to their preferred shares.

      According to the Brazilian Corporation Law, the General Shareholders Meetings shall be called by the Board of Directors or by the Directors. The General Meetings may also be convoked by:

  the Fiscal Committee, in circumstances specified by law;

  any shareholder, in the case where managers do not convoke the General Meetings within 60 (sixty) days;

  shareholders who represent at least 5% (five per cent) of the capital stock, in the case managers do not attend within 8 (eight) days to the convocation request; or

  shareholders who represent at least 5% (five per cent) of the capital stock or 5% (five per cent) of the shareholders with no right to vote, in the case managers do not attend within eight (8) days to the convocation request for installing the Fiscal Committee.

      Our General Shareholders Meetings, as well as the ones of Unibanco Holdings, are convoked by publishing, not less than fifteen calendar days prior to the scheduled meeting date and not less than three times, a notice in the “Diário Oficial do Estado de São Paulo” and, as of April 28, 2003, in the “Valor Econômico”, both newspapers with circulation in the city of São Paulo. We used to publish in the Gazeta Mercantil and this change to Valor Econômico is pending of approval of the Central Bank. This notice must contain the agenda for the meeting and, in the case of an amendment to the by-laws, an indication of the subject matter.

      Our General Shareholders Meetings, as well as the ones of Unibanco Holdings, take place in the head office of the company. In the event such condition can not be attended, the press releases shall clearly indicate the place of the meeting, which shall be held in the same location of our head office.

      A General Shareholders Meeting in which all the shareholders participate will be considered valid, notwithstanding the requirements made by law for the convocation.

      According to our and Unibanco Holdings’ by-laws, our Shareholders Meetings, as well as the ones of Unibanco Holdings, shall be held and presided over by the Chairman of the Board of Directors. In his absence, the Chairman may appoint any member of the Board of Directors or of the Board of Officers to do this in his stead. The Chairman shall choose, among the shareholders present, one or more secretaries.

      Our shareholders may be represented at the General Shareholders Meeting by a proxy that meets the conditions imposed by law. The status of shareholder shall be proved, if so required, by the presentation of a document evidencing his/her identity.

Preemptive rights

      Each of Unibanco Holdings and our shareholder has a general preemptive right to subscribe to shares in the event of any capital increase in the proportion to his or her shareholding. A minimum period of 30 days following the publication of the capital increase notice must be allowed for the exercise of the right, which is transferable, either for consideration or not, during this period.

      Brazilian Corporation Law allows the Board of Directors of public companies with authorized capital to exclude or shorten the preemptive right 30-day period in the following cases:

  offering of shares made on Stock Exchanges or through public offerings; or

  exchange offer in takeover bids.

      According to the Brazilian Federal Constitution, until a special law regulating the participation of foreign investors in the capital of financial institutions is passed, the increase of the participation of such investors in the voting capital of financial institutions is subject to prior authorization by the Brazilian Government. Therefore, in the event that voting shares are being offered our foreign shareholders may be prevented from exercising their preemptive rights. The same applies to Unibanco Holdings, as our controlling shareholder, considering that its shareholders hold an indirect participation in our capital stock.

      Under Brazilian Corporation Law, the sale of a Company control shall only be effective if the purchaser make a public offer of acquisition of shares with voting rights that are owned by the other shareholders of the Company, guarantying at least 80% (eighty per cent) of the price paid for the controlling block of shares.

Right of withdrawal and redemption

      According to the Brazilian Corporation Law, redemption consists of the payment to a shareholder of a share’s value in order to take that share out of circulation. Such payment may or may not reduce the capital stock of the Company, and, in the case where the capital is maintained, a new nominal value must be given to the remaining shares.

      Our shares, as well as the shares of Unibanco Holdings and the Units are not redeemable. However, a dissenting shareholder has the right to withdraw from the company through redemption in cases prescribed by law at the shares’ book value.

Capital increases

      Our Board of Directors may authorize, regardless of an amendment to our by-laws, capital increases of up to 95,195,526,716 new shares, due regard being given to the limitations, imposed by law. Such limitations impose a maximum proportion of the number of non-voting shares in relation to the total number of shares.

      In fact, we, as a financial institution, must respect the legal requirement that the number of our non-voting shares may not be higher than 50% of the total shares representing our capital stock.

      The authorized capital stock may only be changed by our shareholders in a shareholders’ meeting, through an amendment in our by-laws.

      Likewise, the Board of Directors of Unibanco Holdings may decide to increase the number of shares, up to the limit of 180,000,000,000 shares, being 60,000,000,000 common shares, 3,843,541,338 class “A”preferred shares and 116,156,458,662 class “B” preferred shares”. Each capital increase may be authorized without maintaining the existing proportion among the various types and classes of shares, due respect being given to the legal limitation that up to 2/3 of the capital stock may be represented by non-voting shares.

Acquisition of our own shares

      Subject to authorization by our Board of Directors and certain limitations and conditions established by the CVM and by the Brazilian Corporation Law, we and Unibanco Holdings may acquire our own shares, to cancel or to keep in our treasury.

Approval by the Central Bank

      The Central Bank must approve every amendment in our by-laws, including those related to capital increases.

Stock option to officers and employees

      Within the limits of our authorized capital stock and in accordance with a plan approved at the shareholders’ meeting, we may grant options to purchase our shares to our officers, employees and the officers and employees of our subsidiaries. The same applies to Unibanco Holdings.

Dividend policy

      Our by-laws contain the following provisions with respect to dividends for each fiscal year:

  the distributable amount for each fiscal year is equal to our net profit less the legal, contingency and unrealized income reserves and increased by reversals in prior years to contingency and unrealized income reserves;

  our mandatory dividend is equal to 35% of the distributable amount, to the extent profits are available for distribution;

  to each preferred share we pay 110% of the dividend paid to each common share;

  before the annual shareholders meeting, our Board of Directors may determine the payment of interim dividends out of earnings based on semiannual balance sheets or earning reserves. These interim payments may be off set against the mandatory dividend.

      Unibanco Holdings’ by-laws contain the following rules with respect to dividends for each fiscal year:

  the company shall distribute as dividends the entirety of the fiscal year’s profit which remains in cash after the creation of the legal reserve, when applicable;

  the company must pay to each class “A” preferred share 110% of the dividend it pays to each common share;

  class “B” preferred shares receive a semiannual minimum dividend of whichever is higher (i) R$ 0.15 per 1,000 shares or (ii) 1.5% of the net equity of the share resulting in a priority annual dividend of 3% of the share’s net equity;

  before the annual shareholders meeting, the Board of Directors may determine the payment of interim dividends out of earnings based on semiannual balance sheets or earning reserves. These interim payments may be off set against the mandatory dividend.

      We and Unibanco Holdings intend to continue to distribute dividends at an annual rate equal to the mandatory dividend.

      Our and Unibanco Holdings’ Board of Directors normally declare dividends during the first quarter of the following fiscal year. This declaration is ratified at the annual shareholders’ meetings.

      The dividends authorized by our Shareholders Meetings or by our Board of Directors shall be paid within 60 (sixty) days of the date they were declared and, in any event, within the fiscal year in which they were declared.

      The legal action to claim dividends shall prescribe within three years from the date they were offered to the shareholder. In the event such legal action prescribes, we and Unibanco Holdings will be entitled to such the dividends.

      Pursuant to Brazilian Corporation Law, we may suspend the mandatory distribution if the Board of Directors determines that payments of the mandatory distribution would be inadvisable in view of our financial condition. The shareholders must ratify such determination at the annual shareholders meeting. Such determination must be reported to the CVM within one day of the relevant shareholders meeting. Under Brazilian Corporation Law, a mandatory distribution that is suspended and not offset against losses in future years must be paid as soon as our financial condition so permits. The same is applicable to Unibanco Holdings.

Interest on capital stock

      According to our by-laws, any interest distributed to the shareholders, up to the limit of the long term interest rate (“Taxa de Juros de Longo Prazo” - TJLP), shall be taken into account for the purpose of calculating the amount of the mandatory distribution, as provided for in paragraph 7 of Article 9 of Law 9249 of 12.26.95. The same is applicable to Unibanco Holdings.

      In any case, the payment of interest on capital stock is subject to withholding income tax at the rate of 15%.

DISCLOSURE OF OWNERSHIP INTEREST

Acquisition by the controlling shareholder

      According to CVM’s regulations, in the event that a controlling shareholder effective or potentially increases his participation in the capital stock of the company by 5%, such occurrence must always be noticed to CVM, the Stock Exchanges and to the over-the-counter market in which the company has its securities negotiated. Unibanco’s notice must contain the following information:

  name and qualification of the acquirer;

  quantity, price, species and/or class, in the case of acquired shares;

  quantity, price and characteristics, in the case of other acquired securities; and

  objectives of the acquirer.

      When the controlling shareholder has already increased its equity participation by 10% (ten percent) or more of any class of share, any further acquisition of shares of each class must be made by means of public offering registered with CVM.

      For the purpose of these regulations, the potential increase of the controlling shareholder capacity participation (through option, convertible debenture, etc.) must also be taken into account.

Acquisition by any other person or company

      CVM’s regulations also establish that in the case a company, an individual, or a group of individuals, acting together or representing only one interest, achieves a direct or indirect participation of 10% (ten percent) in the capital stock of the company, such event must be disclosed. Such obligation also applies to individuals or a group of individuals that have a participation of 10% or more in the capital stock of the company and that increases their participation in 5% (five percent).

Material Contracts

ASSOCIATION AGREEMENT – MAGAZINE LUÍZA

Execution Date

September 10, 2001

Parties

Banco Fininvest S.A.
Magazine Luíza S.A.
MTG Administração e Assessoria S/C Ltda. (“MTG”), as Intervening Party

Purpose

      To establish a strategic partnership between Fininvest and Magazine Luiza, a well-known Brazilian chain of department stores, creating a jointly held new company (“Financial Company”) which will provide consumer finance to Magazine Luiza customers.

Material provisions

      The main provisions of the Association Agreement are the following:

  Magazine Luiza grants to the Financial Company exclusive rights to provide consumer finance to Magazine Luiza customers.

  General conditions for financing Magazine Luiza customers.

  Activities and general principles for managing the Financial Company.

  General provisions for the Financial Company shareholders agreement to be executed.

Governing Law and Jurisdiction

      The agreement is governed by the laws of Brazil and is subject to the jurisdiction of the Brazilian courts.

INVESTCRED - SHAREHOLDERS AGREEMENT

Execution Date

November 1, 2001

Parties

Unibanco – União de Bancos Brasileiros S.A.
Globex Utilidades S.A.
Wale S.A. Distribuidora de Títulos e Valores Mobiliários (“Wale”), as intervening party Ponto Frio Leasing S.A. (“Ponto Frio Leasing”), as intervening party

Purpose

      Unibanco acquired 50% of Banco Investcred S.A. (“Investcred”) and, together with Globex, which holds the other 50% of Investcred, executed the Shareholders Agreement to regulate their relationship as shareholders of Investcred, which will provide consumer finance to customers of Ponto Frio, a nationwide chain of household appliance stores.

Material Provisions

      The main provisions of the Shareholders Agreement are the following:

  Wale and Ponto Frio Leasing will be subsidiaries of Investcred.

  Each shareholder shall be entitled to appoint half of the directors of Investcred.

  Investcred will be entitled to use the trademark “Unibanco”.

  Disputes shall be solved by negotiations or by selling of the relevant participating interest.

  Transfer restrictions on shares.

Material Ancillary Agreements

      Association Agreement between Unibanco and Globex dated October 26, 2001.

Governing Law and jurisdiction

      The agreement is governed by the laws of Brazil and is subject to the jurisdiction of the Brazilian courts.

TRUST DEED – US$ 200,000,000.00 Step-Up Subordinated Callable Notes due 2012

Execution Date

April 30, 2002

Parties

Issuer: Unibanco – União de Bancos Brasileiros S.A., acting through its Grand Cayman Branch.
Trustee: The Bank of New York.

Purpose

      Unibanco issued US$200,000,000.00 Step-Up Subordinated Callable Notes due 2012 constituted by, subject to, and having the benefit of, the Trust Deed. The issuance qualifies as Tier 2 Capital pursuant to the CMN Resolution No. 2837, of May 30, 2001.

Material Provisions

      The main provisions of the Trust Deed are the following:

  the notes are subordinated in accordance with the CMN Resolution No. 2837/01 and are subject to the provisions therein established.

  the notes are callable at any time for tax reasons and, as from April 30, 2007, at the option of the issuer. In all cases the call is subject to the Central Bank’s prior approval, although the Central Bank has already granted its approval for a call in some restricted cases.

  in order to comply with CMN Resolution No. 2837/01, payment of interest and principal shall be deferred in the cases established in the referred resolution.

  the trustee, on behalf of the noteholders, has the benefit of a political risk protection against “currency inconvertibility” provided by Deutsche Bank AG London.

Material Ancillary Agreements

      Agency Agreement dated April 30, 2002 executed by Unibanco, as issuer, and the Bank of New York, as Principal Paying Agent, Registrar and Transfer Agent.

      Political risk protection transaction confirmation dated April 25, 2002 entered into by Unibanco and Deutsche Bank AG London, which is subject to the terms of the ISDA Master Agreement (Multicurrency Cross Border).

Governing Law and Jurisdiction

      The agreement is governed by the laws of England and is subject to the jurisdiction of the courts of England and New York.

SALE AGREEMENT – MT 100 SECURITIZATION

Execution Date

May 29, 2002

Parties

Unibanco-União de Bancos Brasilieros S.A.(“Unibanco”)
UBB Diversified Payment Rights Finance Company (“SPC”)

Purpose

      Under this agreement, we sold to the SPC, through our Grand Cayman branch, all existing and future rights in and to (but none of the obligations under) certain U.S. dollar denominated electronic remittance payment orders accepted by us for the ultimate benefit of a third party, which we refer to as the diversified payment rights.

      Backed by its ownership of the diversified payment rights, the SPC will issue notes in the international financial market in an aggregate amount of up to US$1,000,000,000.00 (one billion US dollars). On May 29, 2002, the SPC issued a series of notes, which we refer to as the series 2002-1 notes, in a total aggregate principal amount of US$400,000,000 (four hundred million US dollars), which is guaranteed by MBIA Insurance Corporation, a financial guarantor. The proceeds of the series 2002-1 notes were remitted to the Grand Cayman branch as initial payment for the sale of the diversified payment rights. The SPC will remit the proceeds of any additional series of notes it issues to the Grand Cayman branch as additional payment for the sale of diversified payment rights.

      The term of the Sale Agreement began on May 29, 2002 and continues until the date on which all amounts in connection with any notes issued by the SPC relating to the diversified payment rights have been paid in full.

Ancillary Agreements

      The main ancillary agreements are as follows:

  Bill of Sale between Unibanco, through its Grand Cayman branch and the SPC (“Bill of Sale”).

  Indenture between the SPC and The Bank of New York Trust Company (Cayman) Limited, as Trustee (the “Indenture Trustee”).

  Series 2002-1 Indenture Supplement (the “Indenture Supplement”), between the SPC and the Indenture Trustee.

  Servicing Agreement (the “Servicing Agreement”) among the SPC, Unibanco and the Indenture Trustee.

  Acknowledgement Agreements (the “Acknowledgement Agreements”) among the SPC, Unibanco, the Indenture Trustee and each of American Express Bank Ltd., Bank of America N.A., Citibank, N.A., Deutsche Bank Trust Company Americas, JP Morgan Chase Bank and The Bank of New York.

  Series 2002-1 Note Purchase Agreement, among the SPC, Unibanco, MBIA Insurance Corporation (“MBIA”), as Administrative Agent, and Meridian Funding Company LLC (the “Purchaser”).

  Insurance and Reimbursement Agreement (the “Insurance Agreement”), among MBIA, Unibanco and the SPC.

  Financial Guaranty Insurance Policy, issued by MBIA with respect to the Series 2002-1 Note (the “Policy”)

Material Provisions

      The material provisions of the Agreement is as follows:

  We are required redeem any outstanding notes and are liable for amounts relating to such notes upon the occurrence of specific events which have a material adverse effect on the existence of the future flows of diversified payment rights.

  Standard representations, warranties, covenants and related indemnification provisions for a transaction of this nature.

Governing Law

      The Agreement is governed by the laws of New York and is subject to New York courts.

BUS SERVIÇOS DE TELECOMUNICAÇÕES S.A. - CLOSING AGREEMENT

Execution Date

June 28, 2002

Parties

Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”)
Banco Bradesco S.A. (“Bradesco”)

União de Comércio Participações Ltda.
PT Prime, S.G.P.S., S.A. (“PT Prime”)
Bus Serviços de Telecomunicações S.A. (“BUS”)
Bus Holding S.A. (“BUS Holding”)
Primesys S.A. (“Prymesis”)
Portugal Telecom S.A. (“PT”) (intervening party)

Purpose

      On June 26, 2002, ANATEL (Brazilian National Telecommunications Agency) approved the transfer of control of BUS to PT or its affiliates. As a consequence, Primesys received the totality of BUS common shares held by BUS Holdings, representing 80,01% of BUS voting capital and 26,67% of BUS total shares. As a result, Primesys became the holder of 100% of the capital of BUS, and Unibanco and UCP became holders of 100% of the capital of BUS Holding.

Ancillary agreements

      The main ancillary agreement is the Association Agreement between Unibanco, Bradesco, PT Prime and as intervening parties, PT, BUS, Bus Holding and Primesys.

Material Provisions

      The main provisions of the Closing Agreement are the following:

  Primesys declares that received from Bradesco, UCP and Unibanco (“Banks”) all shares representing the capital stock of BUS, and, together with PT Prime and PT grant to the Banks irrevocable and irreversible release with respect to the obligations assumed by the Banks in the Association Agreement as amended thereafter.

  The Banks declares to have received from PT Prime the totality of Amount in Escrow and Shares in Escrow granting PT Prime, Primesys and PT irrevocable and irreversible release with respect to the obligations assumed by them in the Association Agreement as amended thereafter.

Governing Law and jurisdiction

      The agreement is governed by the laws of Brazil and is subject to Brazilian courts.

EXCHANGE RATES AND EXCHANGE CONTROLS

      Only those institutions authorized by the Central Bank to operate in the foreign exchange markets may purchase and sell foreign currency in Brazil.

      There are two principal foreign exchange markets in Brazil, each with its own specific regulation:

  the commercial rate exchange market, where most trade and financial foreign-exchange transactions are effected, including those relating to the purchase or sale of shares and the payment of dividends or interest with respect to shares; and

  the floating rate exchange market, where all other foreign-exchange transactions are effected.

      In both markets, rates are freely negotiated, but may be strongly influenced by Central Bank intervention. From the introduction of the real in July 1994 through March 1995, the real appreciated against the U.S. dollar. In March 1995, the Central Bank introduced exchange rate policies that established a trading band within which the real/U.S. dollar exchange rate could fluctuate, allowing the gradual devaluation of the real against the U.S. dollar. In January 1999, in response to increased pressure on the value of the real, the Central Bank allowed the real to float freely, and during 1999 and 2000 the real experienced high volatility and suffered a sharp decline against the U.S. dollar. This decline continued through the first three quarters of 2001; subsequently the real regained some value against the dollar in the fourth quarter of 2001. The real declined against the dollar in the first semester of 2002, suffering a sharper decline during the second semester due mainly to the presidential elections and speculations around the new government. Since the beginning of 2003 the real regained some value against the dollar but as of June 2003 the rate was still very volatile.

      The following table sets forth information on the Central Bank’s Commercial Exchange Rate for U.S. dollars (PTAX sale rate) for the periods and dates indicated.

The Commercial Rate for U.S. dollars
Reais per US$1.00

Period	Low	High	Average(1)	Period-End

1995	0.8340	0.9726	0.9177	0.9725
1996	0.9725	1.0407	1.0049	1.0394
1997	1.0395	1.1164	1.0808	1.1164
1998	1.1165	1.2087	1.1611	1.2087
1999	1.2078	2.1647	1.8513	1.7890
2000	1.7234	1.9847	1.8348	1.9554
2001	1.9370	2.8007	2.3508	2.3204
2002	2.2650	3.9505	2.9316	3.5400
2003(2)	2.9105	3.6650	3.3864	3.0375
_______________
Source:	The Central Bank
(1)	Represents the average of the month-end exchange rates during the relevant period.
(2)	Through June 5th, 2003.

      The Central Bank may impose temporary restrictions on remittances of foreign capital abroad whenever there exists, or the Central Bank foresees, a significant imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, to preserve Brazil’s foreign currency reserves, the Brazilian government froze all remittances of dividends and invested capital that were owed to foreign equity investors and held by the Central Bank. The Central Bank subsequently released these amounts in accordance with Brazilian government directives. The Brazilian government may take similar measures in the future. See “Item 3. Key Information — Risk Factors — Risks Relating to Brazil — Imposition of exchange controls could impede our access to the international capital markets and limit our ability to service our obligations that are denominated in foreign currencies.”

Restrictions on Foreign Investments and Overseas Remittances

      In general, when non-Brazilians receive any distribution on their investments, they can only remit outside Brazil the amounts received if their investments are registered with the Central Bank. The Depositary’s interest in the Units is registered as a foreign investment with the Central Bank. With this registration, the Custodian is able (if foreign exchange is available) to convert Brazilian currency-denominated distributions into U.S. dollars and remit them abroad to the Depositary for distribution to holders of GDSs.

      GDSs holders may cancel their GDSs and exchange them for Units. When holders of GDSs exchange GDSs for the underlying Units, they are entitled to:

  sell the Units on the Brazilian Stock Exchange and remit the proceeds abroad within five business days;

  freely convert the investment in the Units to foreign direct investment in Brazil provided that the investor registers with the Brazilian Securities Exchange Commission and the Central Bank - registration with the Central Bank must be done within 30 days as from the date they withdraw the Units from the Depositary Receipt program, establishing a representative of its investments in Brazil.

      Any individual, corporation, partnership entity, resident or domiciled abroad may register with the Brazilian Securities and Exchange Commission - CVM and the Central Bank as a foreign investor and is then allowed to invest in any type of investment available to Brazilian citizens in the financial and securities markets.

      Holders who do not comply with the registration rules described above may still register their investment, but the registration process will be subject to detailed procedures established by the Central Bank and may take longer than five business days. Holders who do not comply with these rules may also be subject to certain monetary penalties.

      Investments registered with the Central Bank may still be affected by changes in Brazilian law or regulations and additional restrictions imposed in the future. These restrictions could apply to holders of GDSs in the following cases:

  the disposition of underlying Units or underlying shares;

  the repatriation of the proceeds from any such disposition;

  the remittance abroad of distributions made by us or Unibanco Holdings.

      We do not know whether any restrictions are likely to be imposed and, if imposed, we cannot predict the duration or impact of the restrictions.

TAXATION

Taxation of GDSs and Units in Brazil

THE FOLLOWING DISCUSSION DESCRIBES THE MATERIAL BRAZILIAN TAX CONSIDERATIONS RELEVANT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF GDSs or UNITS.

      General

      We describe below the main Brazilian income tax consequences deriving from the acquisition, ownership and disposition of GDS or Units. We have considered the tax laws and regulations in effect in Brazil on the date of this annual report, which are subject to change. We have also considered that there is no income tax treaty between Brazil and the United States.

      This description does not contain all tax considerations that may be relevant to a decision to acquire Units or GDSs. You should consult your own tax advisors as to the tax consequences deriving from the acquisition, ownership and disposition of GDS or Units that may apply to you, including the effect of any U.S. state or local or foreign tax laws.

      With respect to the GDSs, we have also based this description on representations of the Depositary of our GDS Programme maintained in the U.S. and on the assumption that each obligation in the Deposit Agreement and any related documents will be performed in accordance with its terms.

      Brazilian Tax Considerations

      General

      Holders of GDSs or Units are subject to Brazilian taxes, under certain conditions, in the event of receipt of dividends or interest, as well as in capital gains.

      CPMF

      When Unibanco Holdings pays dividends or interest, such payment is subject to the Temporary Contribution on Financial Transactions – CPMF.

      Taxation of Dividends

      If we or Unibanco Holdings pay dividends with respect to profits accrued before December 31, 1995, such payment will be subject to withholding income.

      There is no Brazilian income tax due on the payment of dividends by us or Unibanco Holdings with respect to profits accruing after December 31, 1995.

      Taxation of Stock Dividends

      If we or Unibanco Holdings pay stock dividends with respect to profits accrued before December 31, 1995, such payment will be subject to withholding income tax.

      There is no Brazilian income tax due on stock dividends with respect to profits accruing after December 31, 1995.

      Taxation of Interest Distribution

      When we or Unibanco Holdings pay interest accrued at any time, such payment is subject to withholding income tax, according to Brazilian law, at the rate of 15%. Brazil has entered into a treaty with Japan pursuant to which the rate of withholding tax due upon the distribution of interest to residents of Japan is 12.5%. Currently, this is the only treaty in force in Brazil, which establishes a maximum income tax rate below 15%.

      Taxation of Gains

      If you sell your Units realizing a gain over this sale, you will pay tax on gains at a rate of 20%.

      Tax free transactions

      There is no Brazilian tax levied on:

  the exchange of GDSs for Units;

  exercise of preemptive rights relating to the shares underlying the Units;

  sale or assignment by the Depositary for the Units underlying the GDSs of preemptive rights relating to the shares underlying the Units.

      Taxation of Tax Haven Residents

      Under Brazilian law, a tax haven is a country or state that does not tax income or that taxes income at a rate lower than 20%. If you are resident of a tax haven as defined by Brazilian law, the same tax treatment applicable to Brazilian residents will apply to you, independently of registration with the Central Bank or the Securities Exchange Commission.

      Assumptions regarding the GDSs holders

      We assume in our description below that:

  you are not a Brazilian resident; and

  your investment in GDSs was made under our Depositary Receipt program and consequently is registered with the Central Bank.

      Taxation of Gains

      As a non-Brazilian holder of GDSs, if you sell your GDSs outside of Brazil, there will be no taxation in Brazil on the gains realized.

      As holder of GDSs you may cancel your GDSs exchanging them for Units. However, as a non-Brazilian holder of Units:

  you should register your direct investment in Brazil with the Central Bank of Brazil within a specified time, in which case the foreign currency amount of your investment registered with the Central Bank will be determined based on the market value of the Units on the date you withdrew them from the program; and

  you should register your direct investment in Brazil with the Brazilian Securities Exchange Commission - CVM.

      If you register your direct investments in Units:

  with the Central Bank within a specified time, an eventual increase in value of the Units from the date you acquired them abroad to the date you withdrew them from the Depositary Receipt program will be exempt from taxation.

  with the Brazilian Securities Exchange Commission - CVM and is not a tax haven resident, you are exempt from the payment of tax on gains realized on the sale of Units. However, this current preferential treatment may be changed at any time.

      If you do not register your direct investments in Units:

  with the Central Bank within the specified time, the difference, in reais, between the value of the Units on the date of registration of the Units with the Central Bank for the Depositary Receipt program and the value of acquisition of the GDSs converted into reais will be considered as a gain subject to Brazilian tax at a rate of 20%.

  with the Central Bank, you will not be able to enter into foreign exchange transactions to transfer outside Brazil the proceeds of your investment (for further discussion on this topic please see Item 10, “Exchange Rates and Exchange Control”).

  with the Brazilian Securities Exchange Commission, and you sell your Units in Brazil realizing a gain over this sale, you will pay tax on gains at a rate of 20%. The taxable gain is the difference between the amount in reais realized on the sale of the Units and the amount registered with the Central Bank converted into reais on the date of the registration.

      Holders of GDSs will be subject to the following additional Brazilian taxes if they exchange their GDSs for the underlying Units, therefore directly investing in Brazil:

  if you (i) exchange your GDSs for Units and (ii) you do not register your investment with the Central Bank within the specified time, the difference, in reais, between the value of the Units on the date of registration of the Units with the Central Bank for the Depositary Receipt program and the value of acquisition of the GDSs converted into reais will be considered as a gain subject to Brazilian tax.

  if you (i) exchange your GDSs for Units; (ii) you do not register your investment with the Brazilian Securities Commission and (iii) you sell your Units in Brazil and realize a gain over this sale, you will pay a tax on such gains.

  if you (i) exchange your GDSs for Units and (ii) you are a tax haven resident, the same treatment applicable to Brazilian residents will apply to you.

      CPMF

      The CPMF may be applicable to the ownership, acquisition or disposition of Units. If you sell Units in Brazil, you will receive proceeds in reais and will have to enter into a foreign currency exchange transaction to remit the proceeds abroad. The CPMF will be levied on the reais amount of the transaction at a maximum rate of 0.38%.

      The CPMF is also withheld, at the rates specified above, on the payment of dividends or interest by Unibanco Holdings to holders of GDS under our Depositary Receipt program.

      Other Brazilian Taxes

      There are no other Brazilian taxes applicable to the ownership, acquisition or disposition of GDS or Units by a non-Brazilian holder.

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and to the Brazilian rules and regulations applicable to Brazilian public companies and in accordance with these requirements, we file reports and other information with the Securities and Exchange Commission and with the Brazilian Securities Comission (Comissão de Valores Mobiliários - CVM). These materials, including this annual report and the exhibits hereto, may be read or copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the CVM at Rua 7 de setembro, 111 Rio de Janeiro, RJ 20159-900. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room or the CVM at 0800-24-1616. The SEC and the CVM also maintain a web site at http://www.sec.gov or http://www.cvm.gov.br that provides online access to reports, proxy statements and other information regarding registrants that file electronically with the SEC and with the CVM.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      Our main risks during 2002 were concentrated on the interest rate risk of our foreign positions and equity in foreign branches and subsidiaries. This is in line with our strategy of having a long position in foreign exchange, due to the recent uncertainty over the Brazilian economy. We employ the “value at risk,” or VAR, methodology for evaluating our risks. VAR is generally defined as the potential one-day loss in portfolio value from adverse market movements and is based on probability analysis. We consider a 99.0% confidence level (2.33 standard deviation) to calculate our VAR, and we calculate VAR for each business day. Procedures such as backtesting are used to ensure the model’s precision and consistency. The analysis captures all financial assets and liabilities, including derivative instruments. We also make use of stress testing evaluation, based on hypothetical macroeconomic scenarios, in order to prevent strong adverse impacts on the results.

      All arbitrage decisions take place at our headquarters in São Paulo. These transactions are processed by independent back offices in São Paulo. This segregation of duties helps to ensure the accuracy of the information about our positions, and the centralization of arbitrage decisions allows us to better appreciate and evaluate risks inherent in arbitrage transactions.

      Our financial committee, which consists of representatives from senior management, meets monthly. In this forum, the position limits for our treasury unit are established. Aspects such as market volatilities, liquidity, institutional needs and potential risks are also taken into account in making these decisions. Extraordinary meetings of the financial committee are held if unexpected changes in the macroeconomic environment arise that generate opportunities and/or risks.

      Our risk committee also meets every month, with representatives of the board, business directors and risk management professionals. The committee’s main objective is to review policies related to treasury, brokerage, products, custody, etc. Limit policies are also defined in this committee, including those for the trading desk. The risk and financial committees consult one another on proposals and agree on them.

      The treasury unit’s cash committee meets daily. The cash committee:

  discusses the macroeconomic environment;
  discusses positions taken and the related risks; and
  decides positions and exposures in accordance with policy limits.

      We have been gradually including the companies we have acquired in our VAR calculation.

Backtesting and Stress testing

      We use backtesting analysis to verify and control the efficiency of our VAR processes. Both the single and double tail measurements of VAR against profit and losses work as an effective tool under normal conditions. Non-regular market movements as those seen in 2002 Brazilian financial markets are clearly defined as stress and are not aimed by the back test but incorporated in the stress test. On regular basis scenarios for maintenance, quick worsening, large worsening and enhancement of market conditions are conducted and revised.

Non-trading Activities

      In order to be consistent, both trading and non-trading activities are measured and controlled by the same tools and methodologies. The positions assumed by the us with clients and hedged in the markets are evaluated by VAR methodologies.

      The following table sets forth the VAR calculated on our overall risk portfolio during 2002 and 2001.

	Average	Minimum	Maximum	At December 31,

	(in millions of R$)
2002
Interest rate risk on domestic position:
Fixed	R$6.2	R$2.0	R$18.3	R$2.9
Floating - IGPM indexed	2.5	0.1	8.7	7.3
Floating - TR indexed	0.6	0.2	1.0	0.3
Floating - US$ indexed	18.5	2.9	67.6	6.7
Foreign exchange risk - US$	12.40	0.01	89.5	5.7
Stock market	4.3	3.2	6.6	3.5
Interest rate risk on foreign position	126.5	32.5	199.9	90.1
Structured position:
Equity of foreign branches and subsidiaries	53.9	12.9	110.9	80.0
Consolidated risk	R$92.8	R$21.9	R$192.5	R$96.6

	Average	Minimum	Maximum	At December 31,

2001	(in millions of R$)

Interest rate risk on domestic position:
Fixed	R$4.5	R$1.6	R$9.3	R$5.4
Floating - IGPM indexed	0.6	-	6.0	2.9
Floating - TR indexed	0.5	-	1.8	0.8
Floating - US$ indexed	6.3	0.5	18.0	9.9
Foreign exchange risk - US$	1.4	0.1	6.8	3.7
Stock market	6.9	1.8	19.3	5.0
Interest rate risk on foreign position	27.9	17.3	41.7	31.2
Structured position:
Equity of foreign branches and subsidiaries	27.9	1.5	64.2	26.9
Consolidated risk	R$38.6	R$18.4	R$74.4	R$48.1

      We calculate VAR on each business day. The following table shows our VAR during 2002 and 2001, as measured by the percentage of business days during the year on which VAR fell within the specified real levels.

	% of business days on which VAR fell within specified levels

	2001	2002

(in millions of R$)
up to R$20	1.6%	0.0%
over R$20 to R$40	54.9	31.8
over R$40 to R$60	33.7	11.9
over R$60 to R$80	9.8	0.8
over R$80 to R$100	-	11.9
over R$100 to $120	-	4.4
over R$120 to $140	-	11.1
over R$140 to $160	-	9.9
over R$160 to $180	-	13.8
over R$180 to $200	-	4.4

	100.0%	100.0%

      In Brazil the year 2002 was absolutely characterized by an economical and political turmoil that stressed the financial market to unexpected levels. As a consequence, very conservative statistical models counting quite often on high confidence levels, presented justified large risk numbers throughout the year in accordance with the huge volatility observed in the markets

      For more information related to market risk see “Item 4 – Information on the Company – Principal Business Activities – Risk Management – Market Risk”.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable,

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In accordance with the rules of the Securities and Exchange Commission, we and Unibanco Holdings maintain disclosure controls and procedures and, under the supervision and with the participation of our and Unibanco Holdings’ management, including the Chief Executive Officers and Chief Financial Officers, have evaluated the effectiveness of the design and operation of these disclosure controls and procedures within 90 days prior to the date of this report. Based on that evaluation, our and Unibanco Holdings’ Chief Executive Officers and Chief Financial Officers concluded that, as of the date of the evaluation, our and Unibanco Holdings’ disclosure controls and procedures were adequate and effective.

Change in Internal Controls

There were no significant changes in our and Unibanco Holdings’ internal controls or in other factors that could significantly affect these internal controls subsequent to the date on which the Chief Executive Officers and the Chief Financial Officers completed their evaluation of these controls until the date hereof.

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

We and Unibanco Holdings have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19. FINANCIAL STATEMENTS & EXHIBITS

(a) Financial Statements

The audited consolidated financial statements of Unibanco Holdings S.A. and subsidiary, Unibanco-União de Bancos Brasileiros S.A. and subsidiaries together with the reports of Deloitte Touche Tohmatsu Auditores Independentes as of December 31, 2001 and 2002 and for the years ended December 31, 2001 and 2002 and of PricewaterhouseCoopers Auditores Independentes as of December 31, 2000 and for the year ended December 31, 2000 and Credicard S.A. Administradora de Cartões de Crédito, together with the report of KPMG Auditores Independentes thereon, filed as part of this annual reports are as follows:

      (b) Exhibits

  Articles of Association of Unibanco - União de Bancos Brasileiros S.A., as amended and consolidated on April 28, 2003, (English-language version).

  Articles of Association of Unibanco Holdings S.A., as amended and consolidated on April 28, 2003, (English-language version)

  Closing Agreement (Acordo de Fechamento), dated as of June 28, 2002, among Unibanco - União de Bancos Brasileiros S.A., Banco Bradesco S.A., União de Comércio Participações Ltda., PT Prime S.G.P.S. S.A., Bus Serviços de Telecomunicações S.A., Bus Holding S.A., Primesys S.A. and Portugal Telecom S.A. together with its English-language version.

  List of our Subsidiaries.

  Certifications pursuant to 18 United States Code § 1350.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrants certify that they meet all of the requirements for filing on Form 20-F and have duly caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorized.

                               UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

                          By:  /s/ Fernando Barreira Sotelino
                               ___________________________________
                               Name:  Fernando Barreira Sotelino
                               Title: Executive President of the Wholesale Banking Group

                          By:  /s/ Geraldo Travaglia Filho
                               ___________________________________
                               Name:  Geraldo Travaglia Filho
                               Title: Executive Officer

                              UNIBANCO HOLDINGS S.A.

                          By:  /s/ Israel Vainboim
                               ___________________________________
                               Name:   Israel Vainboim
                               Title:  Executive President

                          By:  /s/ Geraldo Travaglia Filho
                               ___________________________________
                               Name:  Geraldo Travaglia Filho
                               Title: Officer

Dated:  June 27, 2003

CERTIFICATION

I, Fernando Barreira Sotelino, certify that:

1. I have reviewed this annual report on Form 20-F of Unibanco - União de Bancos Brasileiros S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 27, 2003

                           By: /s/ Fernando Barreira Sotelino
                               ___________________________________
                               Name:  Fernando Barreira Sotelino
                               Title: Executive President of the Wholesale Banking Group

CERTIFICATION

I, Joaquim Francisco de Castro Neto, certify that:

1. I have reviewed this annual report on Form 20-F of Unibanco - União de Bancos Brasileiros S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 27, 2003

                          By:  /s/ Joaquim Francisco de Castro Neto
                               ___________________________________
                               Name: Joaquim Francisco de Castro Neto
                               Title: Executive President of the Retail Banking Group

CERTIFICATIONS

I, Geraldo Travaglia Filho, certify that:

1. I have reviewed this annual report on Form 20-F of Unibanco - União de Bancos Brasileiros S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 27, 2003

                           By: /s/ Geraldo Travaglia Filho
                               ___________________________________
                               Name: Geraldo Travaglia Filho
                               Title: Executive Officer as chief financial officer

CERTIFICATION

I, Israel Vainboim, certify that:

1. I have reviewed this annual report on Form 20-F of Unibanco Holdings S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 27, 2003

                          By: /s/ Israel Vainboim
                              ___________________________________
                               Name: Israel Vainboim
                               Title: Executive President

CERTIFICATION

I, Geraldo Travaglia Filho, certify that:

1. I have reviewed this annual report on Form 20-F of Unibanco Holdings S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 27, 2003

                       By: /s/ Geraldo Travaglia Filho
                           ___________________________________
                           Name: Geraldo Travaglia Filho
                           Title: Officer as chief financial officer

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Unibanco Holdings S.A. and
Unibanco -União de Bancos Brasileiros S.A.

1

We have audited the accompanying consolidated balance sheets of Unibanco Holdings S.A. (partially owned subsidiary of Moreira Salles Group) and subsidiary, (“the Holdings”) and Unibanco - União de Bancos Brasileiros S.A. and subsidiaries (“the Bank”) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Holdings' and the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Banco Fininvest S.A. and its subsidiaries, Banco1.net S.A., Unibanco AIG Seguros S.A. and its subsidiaries, Unibanco - União de Bancos Brasileiros (Luxembourg) S.A. and Unicorp Bank & Trust Ltd. as of December 31, 2001, which statements which reflected the total assets, interest income and net income of 13 percent, 15 percent and 36 percent, respectively, of the Holdings and 13 percent, 15 percent and 21 percent, respectively, of the Bank in 2001. Those statements were audited by other auditors whose reports have been furnished to us and our opinion insofar as it relates to the amounts included for those entities, is based solely on the reports of these auditors.

2

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

3

In our opinion, based on our audits and on the reports of the other auditors in 2001, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of both the Holdings and the Bank as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s:/ Deloitte Touche Tohmatsu
Auditores Independentes
June 23, 2003
São Paulo, Brazil

Report of Independent Accountants

To the Board of Directors and Stockholders of
Unibanco Holdings S.A. and of
Unibanco – União de Bancos Brasileiros S.A.

In our opinion, the accompanying consolidated statement of income, of cash flows and of changes in stockholders’ equity present fairly, in all material respects, the results of the operations and the cash flows of both Unibanco Holdings S.A and its subsidiary (the “Company”) and of Unibanco – União de Bancos Brasileiros S.A. and its subsidiaries (the “Bank”) for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of both the Company’s and the Bank’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s:/ PricewaterhouseCoopers
Auditores Independentes

São Paulo, Brazil
April 2, 2001

Unibanco Holdings S.A. and Subsidiary
Consolidated Balance Sheets
(Expressed in millions of Brazilian Reais)

	As of December 31,

	2001	2002

Assets
Cash and due from banks	R$677	R$934
Interest-bearing deposits in other banks	1,504	1,957
Federal funds sold and securities purchased under resale agreements	2,670	13,561

Cash and cash equivalents	4,851	16,452
Interest-bearing deposits in other banks	339	352
Central Bank compulsory deposits	1,561	3,926
Trading assets, at fair value	11,803	5,299
Securities available for sale, at fair value	3,132	6,196
Securities held to maturity, at cost	661	6,622
Loans	23,912	25,254
Allowance for loan losses	(1,276)	(1,389)

Net loans	22,636	23,865
Investments in unconsolidated companies	892	574
Premises and equipment, net	1,755	1,520
Goodwill, net	1,012	1,079
Other intangible, net	360	270
Other assets	4,381	5,835

Total Assets	R$53,383	R$71,990

Liabilities
Deposits from customers:
Demand deposits	R$2,003	R$3,247
Time deposits	10,849	16,845
Savings deposits	5,115	5,890
Deposits from banks	579	64

Total deposits	18,546	26,046
Federal funds purchased and securities sold under repurchase agreements	7,587	13,806
Short-term borrowings	6,241	6,305
Long-term debt	7,847	10,928
Other liabilities	6,538	7,933

Total Liabilities	46,759	65,018

Commitments and contingent liabilities (Notes 28 and 29)	-	-

Minority interest in consolidated subsidiaries	3,038	3,210

Stockholders' Equity
Preferred stock "A"(Note 19)	143	143
Preferred stock "B"(Note 19)	970	970
Common stock(Note 19)	819	819
Additional paid in capital	-	6
Treasury stock, at cost	(40)	(40)
Capital reserves	479	479
Appropriated retained earnings	1,437	1,889
Accumulated other comprehensive losses	(33)	(141)
Unappropriated retained earnings	(189)	(363)

Total Stockholders' Equity	3,586	3,762

Total Liabilities and Stockholders' Equity	R$53,383	R$71,990

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Income
(Expressed in millions of Brazilian Reais)

	For the Year Ended December 31,

	2000	2001	2002

Interest Income
Interest and fees on loans	R$3,872	R$6,677	R$8,514
Interest on federal funds sold and securities purchased under agreements to resell	452	506	652
Interest on securities :
Trading	1,086	1,861	906
Available for sale	179	346	1,500
Held to maturity	83	56	3,113
Interest on deposits in other banks	104	187	182
Interest on Central Bank compulsory deposits	35	74	173
Interest on other assets	2	6	5

Total interest income	5,813	9,713	15,045

Interest Expense
Interest on deposits :
From banks	18	53	37
From customers :
Savings deposits	233	338	404
Time deposits	683	1,330	2,410
Interest on federal funds purchased and securities sold under agreements to repurchase	438	1,134	1,270
Interest on short-term borrowings	583	1,142	2,064
Interest on long-term debt	1,150	1,542	3,557

Total interest expense	3,105	5,539	9,742

Net Interest Income	2,708	4,174	5,303
Provision for loan losses	676	1,100	1,291

Net Interest Income After Provision for Loan Losses	2,032	3,074	4,012

Non Interest Income
Fee and commission income	1,134	1,653	1,854
Trading income (expenses)	91	120	(1,972)
Net gain on securities	-	18	49
Net gain on foreign currency transactions	17	67	96
Equity in results of unconsolidated companies	164	235	184
Insurance, private retirement plan and pension investment contracts	794	1,046	1,291
Other non-interest income	767	622	1,714

Total non-interest income	2,967	3,761	3,216

Non Interest Expense
Salaries and benefits	1,234	1,716	1,783
Administrative expenses	1,524	2,134	2,202
Amortization of goodwill and other intangibles	61	150	90
Insurance, private retirement plan and pension investment contracts	750	955	1,306
Other non-interest expense	718	931	1,205

Total non-interest expense	4,287	5,886	6,586

Income Before Income Taxes and Minority Interest	712	949	642

Income Taxes
Current	(150)	(144)	(214)
Deferred	136	106	490

Total income taxes	(14)	(38)	276

Income Before Minority Interest	698	911	918
Minority Interest	(331)	(426)	(442)

Net Income	R$367	R$485	R$476

	For the Year Ended December 31,

	2000	2001	2002

Earnings per 1,000 shares
Distributed earnings (dividends)
. Common	R$2.14	R$2.23	R$2.36
. Preferred "A"	2.36	2.46	2.60
. Preferred "B"	2.14	2.23	2.36
Undistributed earnings
. Common	2.81	3.52	3.32
. Preferred "A"	3.09	3.87	3,65
. Preferred "B"	2.81	3.52	3.32
Basic and diluted earnings per share
. Common	4.95	5.75	5.68
. Preferred "A"	5.45	6.33	6.25
. Preferred "B"	R$4.95	R$5.75	R$5.68
Weighted average shares outstanding (in millions) - Basic and diluted
. Common	33,475	37,138	37,138
. Preferred "A"	3,844	3,844	3,844
. Preferred "B"	36,450	42,941	42,426

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Changes in Stockholders' Equity
(Expressed in millions of Brazilian Reais, except for number of shares)

		For the Year Ended December 31,

	Number of shares	2000	2001	2002

Capital
Preferred shares "A" - balance beginning and end of year	3,843,541,338	R$143	R$143	R$143
Preferred shares "B" - balance beginning of year	36,357,835,701	697	959	970
Stock issued in private offering	232,663,384	-	11	-
Stock issued in private offering	6,758,000,000	262	-	-

Balance end of year	43,348,499,085	959	970	970

Common shares - balance beginning of year	33,424,592,286	675	819	819
Stock issued in private offering	3,713,843,587	144	-	-

Balance end of year	37,138,435,873	819	819	819

Additional paid in capital - balance beginning of year		-	-	-
Stock compensation plan		-	-	6

Balance end of year		-	-	6

Treasury stock, at cost balance beginning of year	-	-	-	(40)
Purchase of own stock in a buy-back program	922,147,249	-	(40)	-
Purchase of own stock	20,069	-	-	-

Balance end of year	922,167,318	-	(40)	(40)

Capital reserves - balance beginning of year		227	479	479
Premium on stock issued		252	-	-

Balance end of year		479	479	479

Appropriated retained earnings
Legal reserve - balance beginning of year		54	76	105
Transfer from retained earnings		22	29	30

Balance end of year		76	105	135

Unrealized income reserve – balance beginning of year		697	941	1,295
Transfer from retained earnings		244	354	422

Balance end of year		941	1,295	1,717

Special dividends reserve – balance beginning and end of year		37	37	37

Total appropriated retained earnings		1,054	1,437	1,889

Accumulated other comprehensive losses
Securities available for sale – balance beginning of year		(25)	(21)	(33)
Securities available for sale, net of applicable taxes		4	(12)	(96)

Balance end of year		(21)	(33)	(129)

Cash flow hedges, net of applicable taxes		-	-	(12)

Balance end of year		-	-	(12)

Total accumulated other comprehensive losses		(21)	(33)	(141)

Unappropriated retained earnings – balance beginning of year		(45)	(103)	(189)

Net income for the year		367	485	476
Dividends - Preferred shares class "A"		(9)	(10)	(10)
Dividends - Preferred shares class "B"		(78)	(95)	(100)
Dividends - Common shares		(72)	(83)	(88)
Transfer to reserves		(266)	(383)	(452)

Balance end of year		(103)	(189)	(363)

Total Stockholders' Equity		R$3,330	R$3,586	R$3,762

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Cash Flows
(Expressed in millions of Brazilian Reais)

	For the Year Ended December 31,

	2000	2001	2002

Operating activities
Net income	R$367	R$485	R$476
Provision for loan losses	676	1,100	1,291
Provision for insurance and private retirement claims	56	43	98
Depreciation	224	258	259
Amortization of goodwill and other intangibles	61	150	90
Loss (gain) on unconsolidated companies	(202)	8	(4)
Loss on foreclosed assets	49	45	26
Loss on securities	-	(18)	(49)
Loss (gain) on sales of premises and equipment	1	(2)	8
Deferred tax benefits	(136)	(106)	(490)
Equity in results of unconsolidated companies	(164)	(235)	(184)
Stock-based compensation expenses	-	-	9
Minority interest of consolidated subsidiaries	331	426	442
Changes in assets and liabilities
Trading assets (increase) decrease	818	(4,967)	4,461
Other assets increase	(79)	(292)	(1,206)
Other liabilities increase (decrease)	(267)	235	1,969

Net cash provided by (used in) operating activities	1,735	(2,870)	7,196

Investing activities
Net increase in deposits with banks	-	(339)	(12)
Net (increase) decrease in Central Bank compulsory deposits	89	(112)	(2,385)
Purchases of available for sale securities	(1,534)	(3,173)	(3,825)
Proceeds from sales of available for sale securities	1,397	1,469	2,033
Purchases of securities held to maturity	(588)	(155)	(5,455)
Proceeds from matured and called securities held to maturity	1,399	329	870
Net increase in loans	(2,535)	(4,259)	(2,467)
Acquisition of companies	(1,063)	-	53
Acquisition of minority interest	-	(11)	-
Purchases of premises and equipment	(316)	(498)	(279)
Proceeds from sale of premises and equipment	42	55	302
Proceeds from sale of foreclosed assets	27	90	144
Purchases of unconsolidated companies	(112)	(222)	(117)
Proceeds from sale of unconsolidated companies	342	40	303
Dividends received from unconsolidated companies	85	151	197
Minority interest of consolidated subsidiaries	297	(177)	(201)

Net cash used in investing activities	(2,470)	(6,812)	(10,839)

Financing activities
Net increase in deposits	995	4,852	6,118
Net increase (decrease) in federal funds purchased and securities sold under repurchase agreements	5,510	(2,163)	6,213
Net increase in short-term borrowings	621	411	58
Borrowings under long-term debt arrangements	3,663	5,137	7,445
Repayment of long-term debt	(5,017)	(4,486)	(4,396)
Purchase of own stocks	-	(40)	-
Proceeds from sale of common and preferred stock	658	-	-
Cash dividends paid	(155)	(165)	(194)

Net cash provided by financing activities	6,275	3,546	15,244

Net increase (decrease) in cash and cash equivalents	5,540	(6,136)	11,601
Cash and cash equivalents at beginning of year	5,447	10,987	4,851

Cash and cash equivalents at end of year	R$10,987	R$4,851	R$ 16,452

Supplemental:
Cash paid for interest (Note 2(b))	R$3,066	R$5,562	R$9,061
Cash paid for income taxes	74	179	261
Stock issued in exchange for purchased of minority interest	-	11	-
Loans transferred to foreclosed assets	69	66	129
Securities transferred from trading to available for sale	-	-	1,156
Securities transferred from trading to held to maturity	-	-	1,178
Dividends declared but not paid	77	100	104

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Balance Sheets
(Expressed in millions of Brazilian Reais)

	As of December 31,

	2001	2002

Assets
Cash and due from banks	R$677	R$934
Interest-bearing deposits in other banks	1,504	1,957
Federal funds sold and securities purchased under resale agreements	2,670	13,561

Cash and cash equivalents	4,851	16,452
Interest-bearing deposits in other banks	339	352
Central Bank compulsory deposits	1,561	3,926
Trading assets, at fair value	11,803	5,299
Securities available for sale, at fair value	3,132	6,196
Securities held to maturity, at cost	661	6,622
Loans	23,912	25,254
Allowance for loan losses	(1,276)	(1,389)

Net loans	22,636	23,865
Investments in unconsolidated companies	892	574
Premises and equipment, net	1,755	1,520
Goodwill, net	1,012	1,079
Other intangible, net	360	270
Other assets	4,380	5,833

Total Assets	R$53,382	R$71,988

Liabilities
Deposits from customers:
Demand deposits	R$2,003	R$3,247
Time deposits	10,858	16,854
Savings deposits	5,115	5,890
Deposits from banks	579	64

Total deposits	18,555	26,055
Federal funds purchased and securities sold under repurchase agreements	7,587	13,806
Short-term borrowings	6,240	6,305
Long-term debt	7,847	10,928
Other liabilities	6,531	7,925

Total Liabilities	46,760	65,019

Commitments and contingent liabilities (Notes 28 and 29)	-	-
Minority interest in consolidated subsidiaries	667	724

Stockholders' Equity
Preferred stock(Note 19)	1,549	1,549
Common stock(Note 19)	2,142	2,142
Additional paid in capital	-	9
Treasury stock, at cost	(88)	(90)
Capital reserves	295	295
Appropriated retained earnings	288	338
Accumulated other comprehensive losses	(54)	(234)
Unappropriated retained earnings	1,823	2,236

Total Stockholders' Equity	5,955	6,245

Total Liabilities and Stockholders' Equity	R$53,382	R$71,988

The accompanying notes are an integral part of these consolidated financial statements

Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Income
(Expressed in millions of Brazilian Reais)

	For the Year Ended December 31,

	2000	2001	2002

Interest Income
Interest and fees on loans	R$3,872	R$6,677	R$8,514
Interest on federal funds sold and securities purchased under agreements to resell	452	506	652
Interest on securities :
Trading	1,086	1,861	906
Available for sale	179	346	1,500
Held to maturity	83	56	3,113
Interest on deposits in other banks	104	187	182
Interest on Central Bank compulsory deposits	35	74	173
Interest on other assets	2	6	5

Total interest income	5,813	9,713	15,045

Interest Expense
Interest on deposits :
From banks	18	53	37
From customers :
Savings deposits	233	338	404
Time deposits	683	1,331	2,411
Interest on federal funds purchased and securities sold under agreements to repurchase	438	1,134	1,270
Interest on short-term borrowings	583	1,142	2,064
Interest on long-term debt	1,150	1,542	3,557

Total interest expense	3,105	5,540	9,743

Net Interest Income	2,708	4,173	5,302
Provision for loan losses	676	1,100	1,291

Net Interest Income After Provision for Loan Losses	2,032	3,073	4,011

Non Interest Income
Fee and commission income	1,134	1,653	1,854
Trading income (expenses)	91	120	(1,972)
Net gain on securities	-	18	49
Net gain on foreign currency transactions	17	67	96
Equity in results of unconsolidated companies	164	235	184
Insurance, private retirement plan and pension investment contracts	794	1,046	1,291
Other non-interest income	767	622	1,714

Total non-interest income	2,967	3,761	3,216

Non Interest Expense
Salaries and benefits	1,234	1,716	1,783
Administrative expenses	1,524	2,134	2,202
Amortization of goodwill and other intangibles	62	150	90
Insurance, private retirement plan and pension investment contracts	750	955	1,306
Other non-interest expense	718	932	1,204

Total non-interest expense	4,288	5,887	6,585

Income Before Income Taxes and Minority Interest	711	947	642

Income Taxes
Current	(149)	(144)	(214)
Deferred	135	106	490

Total income taxes	(14)	(38)	276

Income Before Minority Interest	697	909	918
Minority Interest	(69)	(84)	(115)

Net Income	R$628	R$825	R$803

	For the Year Ended December 31,

	2000	2001	2002

Earnings per 1,000 shares
Distributed earnings (dividends)
. Common	R$2.23	R$2.22	R$2.35
. Preferred	2.46	2.44	2.58
Undistributed earnings
. Common	2.64	3.42	3.19
. Preferred	2.90	3.77	3.51
Basic and diluted earnings per share
. Common	4.87	5.64	5.54
. Preferred	R$5.36	R$6.21	R$6.09
Weighted average shares outstanding (in millions) - Basic and diluted
. Common	65,057	75,569	75,569
. Preferred	57,976	64,331	62,988

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Changes in Stockholders’ Equity
(Expressed in millions of Brazilian Reais, except for number of shares)

		For the Year Ended December 31,

	Number of shares	2000	2001	2002

Capital
Preferred shares - balance beginning of year	58,207,281,836	R$1,056	R$1,407	R$1,549
Stock issued in private subscription	6,877,143,749	351	-	-
Stock issued in private subscription	232,663,384	-	2	-
Transfer from reserves and retained earnings	-	-	140	-

Balance end of year	65,317,088,969	1,407	1,549	1,549

Common shares - balance beginning of year	64,912,281,836	1,268	1,979	2,142
Stock issued in private subscription	10,656,462,513	711	-	-
Transfer from reserves	-	-	163	-

Balance end of year	75,568,744,349	1,979	2,142	2,142

Additional paid in capital – balance beginning of year		-	-	-
Stock compensation plan		-	-	9

Balance end of year		-	-	9

Treasury stock, at cost
Preferred shares - balance beginning of year	324,523,855	(5)	(5)	(88)
Purchase of own stock in a buy-back program	1,973,097,251	-	(83)	-
Purchase of own stock in a buy-back program	41,440,138	-	-	(2)

Balance end of year	2,339,061,244	(5)	(88)	(90)

Capital reserves
Share premium – balance beginning of year		222	261	261
Premium on stock issued		39	-	-

Balance end of year		261	261	261

Treasury stock sold – balance beginning and end of year		13	13	13

Fiscal incentive investment reserve – balance beginning and end of year		21	21	21

Total capital reserves		295	295	295

Appropriated retained earnings
Legal reserve - balance beginning of year		153	190	224
Transfer from retained earnings		37	49	50
Transfer to capital stock		-	(15)	-

Balance end of year		190	224	274

Special dividends reserve – balance beginning and end of year		64	64	64

Total appropriated retained earnings		254	288	338

Accumulated other comprehensive losses
Securities available for sale – balance beginning of year		(41)	(35)	(54)
Securities available for sale, net of applicable taxes		6	(19)	(160)

Balance end of year		(35)	(54)	(214)

Cash flow hedges, net of applicable taxes		-	-	(20)

Balance end of year		-	-	(20)

Total accumulated other comprehensive losses		(35)	(54)	(234)

Unappropriated retained earnings – balance beginning of year		1,353	1,657	1,823
Net income for the year		628	825	803
Dividends - Preferred shares		(142)	(156)	(163)
Dividends - Common shares		(145)	(167)	(177)
Transfer to capital		-	(287)	-
Transfer to reserves		(37)	(49)	(50)

Balance end of year		1,657	1,823	2,236

Total Stockholders' Equity		R$5,552	R$5,955	R$6,245

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Cash Flows
(Expressed in millions of Brazilian Reais)

	For the Year Ended December 31,

	2000	2001	2002

Operating activities
Net income	R$628	R$825	R$803
Provision for loan losses	676	1,100	1,291
Provision for insurance and private retirement claims	56	43	98
Depreciation	224	258	259
Amortization of goodwill and other intangibles	62	150	90
Loss (gain) on unconsolidated companies	(202)	8	(4)
Loss on foreclosed assets	49	45	26
Loss on securities	-	(18)	(49)
Loss (gain) on sales of premises and equipment	1	(2)	8
Deferred tax benefits	(135)	(106)	(490)
Equity in results of unconsolidated companies	(164)	(235)	(184)
Stock-based compensation expenses	-	-	9
Minority interest of consolidated subsidiaries	69	84	115
Changes in assets and liabilities
Trading assets (increase) decrease	818	(4,967)	4,461
Other assets decrease	(75)	(294)	(1,204)
Other liabilities increase (decrease)	(278)	212	1,971

Net cash provided by (used in) operating activities	1,729	(2,897)	7,200

Investing activities
Net increase in deposits with banks	-	(339)	(12)
Net (increase) decrease in Central Bank compulsory deposits	89	(112)	(2,385)
Purchases of available for sale securities	(1,534)	(3,173)	(3,825)
Proceeds from sales of available for sale securities	1,397	1,469	2,033
Purchases of securities held to maturity	(588)	(155)	(5,455)
Proceeds from matured and called securities held to maturity	1,399	329	870
Net increase in loans	(2,535)	(4,259)	(2,467)
Acquisition of companies	(1,063)	-	53
Acquisition of minority interest	-	(11)	-
Purchases of premises and equipment	(316)	(498)	(279)
Proceeds from sale of premises and equipment	42	55	302
Proceeds from sale of foreclosed assets	27	90	144
Purchases of unconsolidated companies	(112)	(222)	(117)
Proceeds from sale of unconsolidated companies	342	40	303
Dividends received from unconsolidated companies	85	151	197
Minority interest of consolidated subsidiaries	(20)	4	(57)
Net cash used in investing activities	(2,787)	(6,631)	(10,695)
Financing activities
Net increase in deposits	1,001	4,853	6,117
Net increase (decrease) in federal funds purchased and securities sold under repurchase agreements	5,510	(2,163)	6,213
Net increase in short-term borrowings	621	410	58
Borrowings under long-term debt arrangements	3,663	5,137	7,445
Repayment of long-term debt	(5,017)	(4,486)	(4,396)
Proceeds from sale of common and preferred stock	1,101	-	-
Purchase of own stocks	-	(83)	(2)
Cash dividends paid	(281)	(276)	(339)
Net cash provided by financing activities	6,598	3,392	15,096
Net increase (decrease) in cash and cash equivalents	5,540	(6,136)	11,601
Cash and cash equivalents at beginning of year	5,447	10,987	4,851
Cash and cash equivalents at end of year	R$10,987	R$4,851	R$16,452
Supplemental:
Cash paid for interest (Note 2(b))	R$3,066	R$5,562	R$9,061
Cash paid for income taxes	74	179	261
Stock issued in exchange for purchased minority interest	-	2	-
Loans transferred to foreclosed assets	69	66	129
Securities transferred from trading to available for sale	-	-	1,156
Securities transferred from trading to held to Maturity	-	-	1,178
Dividends declared but not paid	133	171	180

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary and
Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian Reais, unless otherwise indicated)

Note 1 — Basis of Presentation

      Unibanco Holdings S.A. (“Holdings”) is a limited liability company formed under the laws of the Federative Republic of Brazil. The activities of Holdings are conducted exclusively through its subsidiary Unibanco — União de Bancos Brasileiros S.A. (“Unibanco” or the “Bank”), which is a multiple service bank under Brazilian banking regulations, headquartered in São Paulo, Brazil. At December 31, 2001 and 2002, Holdings held 96.59% and 15.94%, of Unibanco’s common (voting) and preferred (nonvoting) shares, respectively. The preferred shares of Unibanco confer dividend rights 10% greater than those of the common shares.

      Unibanco is a full-service financial institution providing, directly and indirectly through its subsidiaries, a wide variety of credit and non-credit products and services to all segments of the Brazilian domestic market and to a lesser extent through its offices, branches and subsidiaries in Nassau (Bahamas); Grand Cayman (Cayman Islands); New York, New York (USA); Asuncion (Paraguay); Luxembourg (Luxembourg) and London (England).

      These Notes to the consolidated financial statements cover both Unibanco and Holdings, and generally are applicable to both companies; however, when a particular Note is only applicable to Unibanco or Holdings individually (such as Note 19 which deals with stockholders’ equity and matters relating to the by — laws) we have highlighted this fact.

      We are organized under four main lines of business: retail banking, wholesale banking, insurance and wealth management (comprising asset management and private banking). Our retail banking products and services are designed to service individuals and small businesses and include a wide variety of credit and non-credit products and services, such as overdraft loans, consumer finance, credit cards and a number of deposit accounts. Our wholesale banking business involves a variety of credit products and, increasingly, the provision of fee-based non-credit products and services to large and middle market companies in Brazil, such as cash management, investment banking and receivables collection. We conduct our insurance and savings-related products business through our subsidiaries providing life, auto, property and casualty insurance coverage to individuals and businesses, as well as pension and retirement plans, and savings and annuities products. Our subsidiary Unibanco Asset Management — Banco de Investimentos S.A., offers, manages and administers a wide variety of investment funds and assets of corporations, private bank customers, foreign investors and individuals. See Note 31 with respect to segment information.

      The consolidated financial statements of Holdings include the accounts of Holdings and its majority-owned subsidiary, Unibanco. The consolidated financial statements of Unibanco include the accounts of Unibanco and its majority-owned subsidiaries. Such financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All material intercompany accounts and transactions have been eliminated in consolidation.

      The primary subsidiaries of Unibanco as of December 31, 2002 are:

			Ownership interest

Direct and indirect subsidiary companies	Activity	Country	Total	Voting

. Unibanco AIG Seguros S.A.	insurance	Brazil	49.700%	52.752%
Unibanco AIG Previdência S.A.	pension and retirement plans	Brazil	49.700	49.700
Unibanco AIG Saúde Seguradora S.A.	insurance	Brazil	49.700	49.700
. Unibanco Representação e Participações Ltda.	holding	Brazil	99.279	99.999
Unibanco Companhia de Capitalização	savings and annuities products	Brazil	99.271	99.271
Administradora e Corretora de Seguros Unibanco Ltda.	insurance broker	Brazil	99.278	99.278
. Banco Credibanco S.A.	credit card	Brazil	98.883	98.917
. Banco Fininvest S.A.	bank and credit card	Brazil	99.920	100.000
. Banco Dibens S.A.	bank	Brazil	51.000	51.000
Dibens Leasing S.A. - Arrendamento Mercantil	leasing	Brazil	50.999	50.999
. Banco1.net S.A.	bank	Brazil	54.986	64.690
. Unibanco Leasing S.A. - Arrendamento Mercantil	leasing	Brazil	99.999	99.999
. Unibanco Asset Management - Banco de Investimento S.A.	asset management	Brazil	99.999	99.999
. Unibanco Corretora de Valores Mobiliários S.A.	security broker	Brazil	99.999	99.999
. Unipart Participações Internacionais Ltd.	holding	Cayman Island	100.000	100.000
Unibanco - União de Bancos Brasileiros (Luxembourg) S.A.	bank	Luxembourg	99.999	99.999
Unibanco Cayman Bank Ltd.	bank	Cayman Island	100.000	100.000
Unicorp Bank & Trust Ltd.	private bank	Cayman Island	100.000	100.000
Interbanco S.A.	bank	Paraguay	99.999	99.999
Unibanco Securities Inc.	security broker	USA	100.000	100.000
Unibanco Securities Ltd.	security broker	England	100.000%	100.000%

      For a description of Unibanco’s investments in unconsolidated companies, see Notes 2 (j) and 11.

Note 2 — Significant Accounting Policies

      In preparing our consolidated financial statements, we use estimates and assumptions to account for certain assets, liabilities, revenues, expenses and other transactions in accordance with U.S. GAAP. The consolidated financial statements include various estimates and assumptions, including the adequacy of the allowance for loan losses, estimates of the fair value of certain financial instruments, the amount of valuation allowances on deferred tax assets, the amount of insurance reserves, and the selection of useful lives of certain assets. Actual results in future periods could differ from those estimates.

      These consolidated financial statements differ from our statutory consolidated financial statements as filed with the applicable Brazilian authorities primarily as a result of preparing such consolidated financial statements in accordance with U.S. GAAP.

(a) Cash and cash equivalents

      For purposes of the statements of cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks and federal funds sold and securities purchased under resale agreements with original maturities within three months or less.

      In order to improve the presentation of the financial statements we reclassified the amount of R$5,101 in 2001 from “Federal funds sold and securities purchased under resale agreements” to “Trading assets”, for comparative purposes to conform to the current year presentation.

(b) Presentation of interest-earning assets and interest-bearing liabilities

      Interest-earning assets and interest-bearing liabilities are presented in the consolidated balance sheet at the principal amount outstanding plus accrued interest and monetary correction adjustments. Such presentation is required since accrued interest and monetary correction adjustments are added to the outstanding principal each period for substantially all of such assets and liabilities.

      The accrual of interest on typical Brazilian financial assets and liabilities includes nominal interest rates and a monetary correction component. Such monetary correction may be related to an inflation index, changes in foreign exchange rates (usually U.S. Dollar) or other floating interest rate. The interest rate and monetary correction are applied at the end of each month to the principal balance of each operation. The updated value becomes the new basis for the accrual of the next month’s interest and monetary correction, and so forth, until settled. As a result, it is not practical (and it would not reflect the actual return on our investments) to segregate only the interest rate component for purposes of showing our average consolidated balance sheet and interest rate data. On the other hand, for prospective financial information we only considered the interest rate component, as we cannot predict the effects of monetary correction up to the maturity date.

      The total interest and monetary correction accrued on the outstanding principal of assets and liabilities was R$1,170 and R$880 at December 31, 2001 and R$1,797 and R$1,563 at December 31, 2002, respectively.

(c) Securities purchased under resale agreements and securities sold under repurchase agreements

      We enter into very short-term purchases of securities under resale agreements and sales of securities under repurchase agreements of substantially identical securities. The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are accounted for as short-term secured borrowings and are carried on the balance sheet together with accrued interest. Generally, our policy is to obtain control or take possession of the securities purchased under resale agreements and we do not account for the securities underlying such agreements as securities in the consolidated balance sheets. On the other hand, the securities underlying the repurchase agreements remain in the securities accounts. We closely monitor the market value of the underlying securities collateralizing the resale agreements in order to limit our credit risk with counterparties.

(d) Trading assets

      Securities classified as trading in accordance with Statement of Financial Accounting Standards (“SFAS”) 115, “Accounting for Investments in Debt and Equity Securities”, are carried at fair value and recorded in trading assets as of their trade date. Realized and unrealized gains (losses) on trading securities are recognized currently in “Non-interest income — trading income (expense)”.

(e) Derivative instruments and hedging activities

      We use a variety of derivatives, such as forwards, futures, swaps and options, as part of our overall asset and liability risk management. As required by SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended, we recognize all derivatives on the balance sheet as either assets or liabilities, at fair value, based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted prices for instruments with similar characteristics.

      The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. Derivatives not designated as hedges are recorded as trading assets or liabilities and the gain or loss is recognized in current earnings in “trading income (expenses) in non-interest income”.

      For those derivatives that are designated and qualify as hedging instruments, we formally document the relationships between the hedging instruments and hedged items, as well as its risk management objective and strategy before undertaking the hedge. We assess at the inception of the hedge and thereafter, whether the derivative used in our hedging transaction is expected to be or has been highly effective in offsetting changes in the fair value or estimated cash flows of the hedged items. We discontinue hedge accounting prospectively when it is determined that a derivative is not expected to be or has ceased to be highly effective as a hedge, the derivative expires or is sold, or management discontinues the derivative’s hedge designation. In those circumstances, amounts included in accumulated other comprehensive losses regarding a cash flow hedge are recognized in earnings to match the earnings recognition pattern of the hedged item.

      The adoption of SFAS 133 in January 1, 2001 did not have a impact in our consolidated financial statements, since prior to the implementation date and during 2001, we accounted for all our derivatives at fair value and as other than hedging instruments, with realized and unrealized gains and losses recognized in current operations.

      For derivatives that are designated as fair value hedges, the gain or loss on derivatives as well as the loss or gain on the hedged items are recognized in current earnings. For derivatives designated as cash flow hedges, the effective portions of the gain or loss on derivatives are reported as a component of “Accumulated other comprehensive losses” and recognized in earnings in the same period or periods during which the hedged transaction affects earnings. Any remaining gain or loss on these derivatives is recognized in current earnings. A highly effective hedging relationship is one in which we achieve offsetting changes in fair value or cash flows for the risk being hedged. We did not discontinue any cash flow or fair value hedges in 2002. There are no components of the change in fair value of the derivatives that are excluded in assessing hedge effectiveness.

      In 2002, we entered into swaps to hedge our exposure to changes in the fair value of certain interest-bearing liabilities due to both, foreign exchange and interest rate risks. These derivatives were designated as fair value hedges. We also entered into future contracts to minimize the variability in cash flows of interest-bearing liabilities caused by interest rate fluctuations. These derivatives were designated as cash flow hedges.

      Financial derivatives involve, to varying degrees, interest rate, market and credit risk. We manage these risks as part of our asset and liability management process and through credit policies and procedures. We seek to minimize counterparty credit risk by entering into transactions with only a select number of high-quality institutions. A large part of our derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F ”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. We believe the credit risk associated with these types of instruments is minimal. For swap contracts, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities or in an over-the-counter transaction, we analyze the credit risk and recorded provision for probable losses.

(f) Available for sale and held to maturity securities

      We classify securities in accordance with SFAS 115. These classifications are determined based on our intent with respect to the securities on the date of purchase (trade date). Gains and losses on the sale of securities are recognized on a specific identification basis on the applicable trade date.

      Generally, we classify debt and equity securities as available for sale based on current economic conditions, including interest rates. Securities available for sale are recorded at fair value with unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes (losses of R$54 and R$214 at December 31, 2001 and 2002, respectively). Securities available for sale are used as part of our overall interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk and other factors.

      Debt securities for which we have the intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost.

      Declines in the fair value of available for sale and held to maturity securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses.

(g) Loans

       Loans are stated at principal plus accrued interest receivable, and local currency indexation (as explained in Note 2 (b)). Interest income is recorded on an accrual basis and are added to the principal amount of the loan each period. The accrual of interest income and monetary correction are generally discontinued on all loans that are not considered collectible as to principal or interest, unless the collection of both principal and interest is assured by collateral, guarantees or other security and is in the process of collection. Such nonaccrual loans are considered nonperforming loans and are subject to the procedures described in Note 2 (i). Loan origination fees and costs are not material to the financial statements and, therefore, they are recognized in the net income as incurred.

       Direct lease financing is carried at the aggregate of lease payments plus estimated residual value of the leased property, less unearned income. Lease financing income is recognized over the term of the lease.

(h) Allowance for loan losses

      The allowance for loan losses is the amount that has been provided for probable losses in the loan portfolio. The allowance is increased by provisions for loan losses and recoveries of loans previously charged-off and is reduced by charged-off loans deemed uncollectible. Our evaluation of the adequacy of the allowance is based on regular reviews of individual loans, recent loss experience, current economic conditions, the risk characteristics of the various classifications of loans, the fair value of the underlying collateral and other factors directly influencing the potential collectibility of loans. The allowance for loan losses is maintained at a level that we believe to be sufficient to absorb estimated probable credit losses inherent in the loan portfolio.

(i) Nonperforming and impaired loans

      We consider certain loans as impaired (except for smaller homogeneous loans) when in our judgment all amounts due, including accrued interest, are no longer considered collectible in accordance with the loans contractual terms, as defined in SFAS 114, “Accounting for Impairment of a Loan by a Creditor”, as amended by SFAS 118 “Accounting by Creditors for Impairment of a Loan Income Recognition and Disclosures”. We consider all loans 60 days or more overdue as nonperforming and those of larger balance nature are subject to specific review for impairment. We then measure impaired loans based on (i) the present value of the loan’s expected cash flows; (ii) the observable market value of the loan; or (iii) the realizable value of the underlying collateral for collateral-dependent loans. A valuation allowance is established through the allowance for loan losses for the difference between the carrying value of the impaired loan and its value determined as described above. Loans are charged-off against the allowance when the loan is not collected or is considered permanently impaired. Charge-off normally occurs if no payment is received within 360 days from its due date. The allowance is adjusted in future periods for changes in the estimated probable losses inherent in the portfolio. Interest collections including indexation readjustments, received in each period on non-accrual loans are included in interest income on loans. Such amounts are not considered significant.

      Our subsidiary Fininvest, has the same provisioning policy as us but adopts a shorter period for charge-offs (typically between 180 and 210 days). Fininvest operates in the lower income consumer credit market and has a high rate of defaults compensated by the higher interest rates it charges to its customers. The same charge-off policy is adopted with respect to our credit card activities.

      Small-balance homogenous loans, such as overdrafts, credit card, residential housing loans and consumer installment loans are aggregated for the purpose of measuring impairment. The assessment of the adequacy of the allowance for loan losses for small-balance homogenous loans includes consideration of factors such as economic conditions, portfolio risk characteristics and prior loss experience among others.

      The balance of nonperforming loans and the allowance for impaired loans is disclosed in Note 9.

(j) Investments in unconsolidated companies

      Investments in unconsolidated companies, where we own between 20% and 50% of voting capital, are accounted for using the equity method of accounting. Under this method our share of results of the investee, as reported under U.S. GAAP, is recognized in the statements of income in one amount as “Equity in results of unconsolidated companies”, and dividends are credited when declared to the “Investments in unconsolidated companies” account in the balance sheets.

      Investments in companies of less than 20% with no readily determinable market value are recorded at cost (unless we have the ability to exercise significant influence over the operations of the investee in which case we use the equity method) and dividends are recognized in income when received. See Note 11.

(k) Premises and equipment

      Premises and equipment are recorded at cost. Depreciation is computed on the straight-line method at the following annual rates: buildings — 4%, furniture and equipment — 10% and data processing equipment and vehicles — 20%. Leasehold improvements are amortized over the shorter of the useful life of the improvement or the maturity of the lease contract, generally between 5 and 10 years. Expenditures for maintenance and repairs are charged to non-interest expense as incurred.

      We assess impairment in accordance with the requirements of SFAS 144 “Accounting for the Impairment or Disproval of Long-Lived Assets” when events and circumstances indicate that such impairment may exist. No such impairment has been identified through December 31, 2002.

(l) Costs of software developed or obtained for internal use

      We adopt Statement of Position (“SOP”) 98-1 “Accounting for the Cost of Software Developed or Obtained for Internal Use” and accordingly we capitalize certain costs associated with internally developed internal-use software. Amortization is computed on the straight-line method over no more than five years.

      In accordance with SOP 98-1, we capitalize all costs related with software developed or obtained for internal use, except the costs related with the planning and production stage, which are expensed.

(m) Goodwill and other intangibles

      Prior to December 31, 2001 goodwill on acquisitions was being amortized over no more than 10 years, representing the expected beneficial life of the operations acquired, using the straight-line method or proportionally to the expected benefited.

      Effective January 1, 2002, we implemented SFAS 142 “Goodwill and Other Intangible Assets”, which changed the accounting for goodwill from the amortization of goodwill to an impairment-only approach.

      In accordance with SFAS 141 “Business Combination” and SFAS 142, the net assets of companies acquired in purchased transactions are recorded at fair value at the date of acquisition. The historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on straight-line basis, over the period benefited. Goodwill is not amortized but is reviewed for potential impairment on annual basis at the reporting unit level. The impairment test compares the fair value of the reporting unit with the carrying amount of the net assets (including goodwill). If the fair value of the reporting unit exceeds the carrying amount of the net assets (including goodwill), the goodwill is considered not impaired; however, if the carrying amount of the net assets exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. Impairment loss is recorded to the extend that the carrying amount of goodwill exceeds its implied fair value. Fair value was determined by using discounted cash flow methodology, and no impairment adjustment was necessary at January 1st or December 31, 2002.

      Other intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is based on undiscounted cash flow projections. At December 31, 2002, intangible assets included in our consolidated balance sheet consist of the customer relationship intangibles of Banco Bandeirantes S.A.("Bandeirantes") that are being amortized over 5 years.

(n) Foreclosed assets, including real estate

      Assets received upon foreclosure of loans or in lieu of foreclosure, including real estate, are initially recorded the lower of (a) fair value minus estimated costs to sell, or (b) the carrying value of the loan; with initial differences recorded as a charge to the allowance for loan losses. Subsequent decreases in the fair value of the asset are recorded as a valuation allowance with a corresponding charge to non-interest expense. Net costs of maintaining such assets are expensed as incurred. In accordance with Brazilian banking regulations, we are required to dispose of such assets within one year of foreclosure.

(o) Transfer of financial assets

      Transfer of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets has been isolated from us (2) the transfer obtains the right (free of condition that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) we do not maintain effective control over the transferred assets through agreements to repurchase them before their maturity. Transfer of financial assets that do not meet these requirements are accounted for as secured borrowings (see 2 (c) and (p)).

(p) Special purpose company (SPC)

      Special Purpose Companies are broadly defined as legal entities structured for a particular purpose. The UBB Diversified Payments Rights Finance Company ("SPC"), incorporated in the Cayman Islands as an exempted liability company, conducts securitization arrangements related to our future flow of eletronic remittance payment orders (see Note 16). This SPC does not meet the criteria for a Qualifying Special Purpose Company, as defined in SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and in accordance with Emerging Issues Task Force Topic D-14 "Transactions Involving Special Purpose Entities", is required to be consolidated. General factors to be considered in making this determination include whether the majority owner (or owners) o the SPC is independent of us, has made a substantive capital investment in the SPC, has control of the SPC, or possesses the substantive risks and rewards of ownership of the SPC.

      In response to demands to strengthen existing accounting guidance regarding the consolidation of SPCs and other off-balance sheet entities, in January 2003 the FASB issued Interpretation 46 “Consolidation of Variable Interest Entities, an interpretation of ARB 51” which provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in consolidated financial statement. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective beginning in the third quarter of 2003 for VIEs created prior to issuance of the interpretation. We believe that the adoption of FIN 46 will not have a significant impact on our consolidated financial position and results of operations.

(q) Income taxes

      We account for income taxes in accordance with SFAS 109, “Accounting for Income Taxes”. SFAS 109 is an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for temporary differences between the amounts included in the financial statements and tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax law and rates are reflected in the period in which they are enacted. If, after considering future tax consequences, we believe that the carrying value of any deferred tax asset is “more likely than not” unrealizable, then we establish a valuation allowance equal to that amount.

(r) Insurance premiums, deferred acquisition costs, reserves for insurance claims, private retirement plan benefits and pension investment contracts

      Insurance Premiums — Our insurance contracts are considered short-duration insurance contracts. Premiums from short duration insurance contracts for life and accident insurance business, are recognized when due and for property and casualty, are recognized over the related contract period. Insurance premiums are included as “Non interest income.- Insurance, private retirement plan and pension investment contracts”.

      Deferred acquisition costs — The costs that vary with and are related to the production of new insurance business are deferred to the extent that such costs are deemed recoverable from future profits. Such costs include mainly commissions, costs of policy insurance and variable field office expenses and are amortized over the expected life of the contracts in proportion to the premium income. Deferred acquisition costs are subject to recoverability testing at the end of each accounting period and, if not recoverable, are charged to expense.

      Insurance policy and claims reserves — Reserves for insurance claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the levels of reserves required. Reserves are adjusted regularly based upon experience with the effects of changes in such estimated reserves included in the results of operations in the period in which the estimated are changes and include an estimated reserves for reported and unreported claims incurred, recorded in "Other liabilities".

      Reserves for private retirement plan benefits are established based on actuarial calculations.

      Pension investment contracts — Certain products offered by us, such as pension investment contracts and funds where the investment risk is for the account of policyholders, are considered investment contracts in accordance with the requirements of SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long Duration Contracts and for Realized Gains and Losses from Sale of Investments”. During the accumulation phase of the pension investment contracts and funds where the investment risk is for the account of policyholder, in which the policyholders have agreed to the insurance terms of the plan, the contracts are treated as an investment contract. During the annuity phase the contract is treated as an insurance contract with mortality risk. Funds related to pension investment contracts and funds where the investment risk is for the account of policyholder are equal to the account value. Account values are not actuarially determined. Rather, account values are increased by the deposits received and interest credited (based on contract provisions) and are reduced by withdrawals and administrative expenses charged to the policyholders. The interest credited is included in changes in “Non interest expense – Insurance, private retirement plan and pension investment contracts “. The securities related to these pension investment contracts are classified as “trading assets” and “securities available for sale”, in the Consolidated Financial Statements.

(s) Fee income

      We earn fee income from investment management, credit card, investment banking and certain commercial banking services. Such fees are typically recognized when the service is performed (investment and commercial banking) or deferred and recognized over the life of the contract (investment management and credit card).

(t) Translation of foreign currency operations into reais

      The functional currency used for foreign operations is the Brazilian Real. Assets and liabilities of foreign operations, substantially all of which are monetary in nature, are translated into Brazilian reais at the respective period-end exchange rates and revenues and expenses are translated at a weighted average of exchange rates during the period. Other transactions denominated in foreign currencies are translated into Brazilian reais at the transaction date. Foreign exchange transaction gains and losses on foreign operations are recognized currently in interest income and interest expense, respectively.

(u) Employee benefits

      (i) Pension plan

      We do not maintain defined-benefit private pension plans or other postretirement benefit plans for our employees, except for a very minor and fully funded plan covering 2 employees in December 2002. However, we are required to make employer contributions to the Brazilian Government pension, welfare benefit and redundancy plans which are expensed as incurred. Such contributions totaled R$216, R$317 and R$319 in 2000, 2001 and 2002, respectively. In addition, we make contributions to a defined-contribution plan for our employees at their election. The contributions to the plan were not material in any of the reported periods. A substantial portion of our employees belong to an union and are subject to a collective bargaining agreement with the Bank.

      (ii) Stock – based compensation

      We established a stock – based employee compensation plan in 2001 which is described more fully in Note 25. We account for this plan in accordance with SFAS 123 “Accounting for Stock Based Compensation”. Under SFAS 123, the stock options were recorded as an expense over the vesting period based on the fair value accounting calculated using a Black-Scholes model.

(v) Restructuring charges

      Generally, we expense costs associated with restructuring plans when incurred. However, if a formal detailed plan has been adopted and approved by management and communicated to employees, the costs are accrued in the period in which the plan is formalized and the costs can be estimated. Restructuring charges typically include employee-related costs and incremental costs for which no future benefit can be derived as a direct result of the restructuring activities.

      Qualifying restructuring charges relating to major acquisitions are accrued at the time of the acquisition and included in the determination of the total purchase price (see Note 20).

(w) Earnings per share

      In accordance with normal Brazilian practice, we have presented earnings per share (EPS) per one thousand shares in order to avoid undue rounding, and because Holdings’ and Unibanco’s shares are traded in lots of 1,000 on the Brazilian stock exchanges.

      In calculating EPS, Unibanco and Holdings have adopted the two class method. This method is an earnings allocation formula that determines earnings per share for each class of common shares and preferred shares according to dividends declared and participation rights to undistributed earnings. Under this method, net income is first reduced by the amount of dividends declared in the current period for each class of share, the remaining earnings are then allocated to common share and preferred share to the extent each security may share in earnings. The total earnings allocated to each share (i.e. actual dividends declared and the amount allocated for the participation feature) is then divided by the number of weighted average shares outstanding.

      Diluted earnings purchase is based on the same adjusted net income as in the basic EPS and the weighted – average number of shares outstanding is increased by the number of shares that would be issued assuming the exercise of stock options. Basic and diluted earnings per share are the same in 2000 and 2001 since no stock options, convertible securities or other stock equivalents were outstanding for the years. In 2002 we issued a stock options convertible securities and calculated the diluted earnings but the dilution was not meaningful.

HOLDINGS

      Earnings per share are presented based on the three classes of stock issued by Holdings. All classes, common and preferred, participate in dividends on substantially the same basis, except that class “A” preferred stockholders are entitled to dividends per share ten percent (10%) higher than common and class “B” preferred stockholders (see Note 19). Earnings per share are computed on the distributed (dividends) and undistributed earnings of Holdings after giving effect to the 10% preference, without regard to whether the earnings will ultimately be fully distributed. Weighted average shares are computed based on the periods for which the shares are outstanding.

UNIBANCO

      Earnings per share are presented based on the two classes of stock issued by Unibanco. Both classes, common and preferred, participate in dividends on substantially the same basis, except that preferred stockholders are entitled to dividends per share ten percent (10%) higher than common stockholders (see Note 19). Earnings per share are computed based on the distributed (dividends) and undistributed earnings of the Bank after giving effect to the 10% preference, without regard to whether the earnings will ultimately be fully distributed. Weighted average shares are computed based on the periods for which the shares are outstanding.

(y) Recently issued accounting pronouncements

      SFAS 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections” is effective for fiscal years beginning after May 15, 2002. This statement, among other aspects, rescinds the requirement to classify a gain or loss upon the extinguishment of debt as an extraordinary item on the income statement. It also requires lessees to account for certain modifications to lease agreements in a manner consistent with sale-leaseback transaction accounting. The adoption of SFAS 145 will not have an impact on our consolidated financial position or results of operation.

      SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” was issued during June 2002 and basically requires that a liability for a cost associated with an exit or disposal activity must be recognized and measured initially at fair value only when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We believe that the adoption of SFAS 146 will not have a significant impact on our consolidated financial position and results of operations.

      In October 2002, the FASB issued SFAS 147 “Acquisitions of Certain Financial Institutions”. This statement clarified that, only if certain criteria are met, an acquisition of a less-than-whole financial institution (such as a branch acquisition) should be accounted for as a business combination. In addition, SFAS 147 amends SFAS 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor-and-borrower-relationship intangible assets. As a result, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS 144 requires for other long-lived assets that are held and used by a company. SFAS 147 became effective October 1, 2002 and did not have a material impact on our consolidated financial statements.

      SFAS 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, issued during March 2003, amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement is effective for contracts entered or modified after June 20, 2003 and for hedging relationships designated after June 30, 2003. In addition, except some specific transactions, all provisions of this statement should be applied prospectively. We believe that the adoption of SFAS 149 will not have a significant impact on our consolidated financial position and results of operations.

      SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” was issued during May, 2003 and requires that an issuer classify some financial instrument with characteristics of both liabilities and equity as a liability (or asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003. We believe that the adoption of SFAS 150 will not have a significant impact on our consolidated financial position and results of operations.

      FASB Interpretation 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees”, (FIN 45) was issued in November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. We believe that the adoption of FIN 45 will not have a significant impact on our consolidated financial position and results of operations.

      FASB Interpretation 46 “Consolidation of Variable Interest Entities, an interpretation of ARB 51" (FIN 46) was issued in January 2003. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in consolidated financial statement. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective beginning in the third quarter of 2003 for VIEs created prior to issuance of the interpretation. We believe that the adoption of FIN 46 will not have a significant impact on our consolidated financial position and results of operations.

Note 3 – Acquisitions, Goodwill and Other Intangibles

       (i) 2000 Acquisitions

      In April 2000 we acquired a 100% of a small wholesale bank, Banco Credibanco S.A. and its subsidiary companies (“Credibanco”) and in December 2000 we acquired a 100% of Bandeirantes and its subsidiary companies from Caixa Geral de Depósitos and minority shareholders of Bandeirantes in exchange for 17,533,606,262 shares of Unibanco and Holdings valued at R$1,101. In December 2000 we also acquired the remaining 49.9% of interest in Fininvest and its subsidiary companies.

      The acquisitions were accounted for as a purchase and the results of the companies were included in our consolidated financial statements only as from the date of purchase. Prior to November 30, 2000, we accounted for the results of Fininvest using the equity method.

      The combined cash flows for the purchases is set forth below:

	Credibanco	Fininvest	Bandeirantes	Total

Fair value of assets acquired	R$1,785	R$704	R$4,692	R$7,181
Less: Fair value of liabilities assumed	1,718	626	4,652	6,996
Goodwill	41	405	611	1,057
Other intangibles (customer relationship)	-	-	450	450

Cash paid or stock issued for the purchase	108	483	1,101	1,692
Cash and cash equivalents acquired	(170)	(22)	(437)	(629)

Net cash (received) paid	R$(62)	R$461	R$664	R$1,063

       (ii) 2001 Acquisitions

      In September 2001, our subsidiary Fininvest and Magazine Luiza, a well-known Brazilian chain of department stores, established an association through the creation of a new company of credit, financing and investment, through 50% of participation for Fininvest and 50% for Magazine Luiza. We paid R$43 for our 50% interest in the new company. The operation resulted in goodwill in the amount of R$32, based on an appraisal report and in October 2001, we signed an Association Agreement with Globex, controlling company of Ponto Frio retail chain whereby we acquired 50% of interest in Globex’s subsidiary Investcred. We paid R$111 for our 50% interest in Investcred. The acquisition resulted in goodwill in the amount of R$59, based on an appraisal report.

      We accounted for the acquisition of our interest in the two joint ventures following the purchase method and allocating the purchase price based on the tangible and intangible assets acquired and liabilities assumed, following the provisions of APB 18 “The Equity Method of Accounting for Investments in Common Shares” and the guidance provided in SFAS 141 as it relates to equity method investees not being consolidated.

      (iii) 2002 Acquisitions

      In April 2002, we acquired from Moreira Salles Group the remaining 24.5% that we did not already own, of the total capital of the Unicorp Bank & Trust Ltd. (a private banking business), for US$36 million equivalent of R$85, including goodwill of R$45 at the date of the acquisition. The acquisition was based on independent appraisal report and was accounted following the purchase method and provided a net cash of R$53. As a result of this transaction, Unibanco owns 100% of Unicorp’s capital. Prior to April 2002, we accounted for Unicorp’s results using the equity method, since we do not had a majority control interest.

      (iv) Goodwill and other intangibles

      SFAS 141 and SFAS 142 were issued in July 2001. SFAS 141 requires that all business combinations initiated after June 30, 2001, to be accounted for using the purchase method and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 establishes that goodwill and identified intangible assets with indefinitive useful lives are not subject to amortization but are tested for impairment on an annual basis. Goodwill and intangible assets with indefinite useful lives acquired in purchase business combinations completed before July 1, 2001, were subject to amortization through December 31, 2001, at which time amortization ceases. We adopted SFAS 141 and the provisions of SFAS 142 relating to non-amortization and amortization of intangible assets on July 1, 2001 for all business combinations completed on or after the afore mentioned date. As a result of adopting SFAS 142, we reassessed the useful lives and classification of identifiable intangible assets, represented by customer relationship, and determined that they continue to be adequate, with a remaining useful live of 3 years, at December 31, 2002. Fair value was determined by using discounted cash flow methodology, and no impairment adjustment was necessary at January 1st or December 31, 2002, for the goodwills recorded. The changes in goodwill and other intangible net during 2002 were as follows:

	Goodwill					Customer relationship intangible

	Retail banking	Wholesale banking	Wealth management	Insurance	Total	Retail banking	Total

Balance, beginning of year	R$969	R$40	R$-	R$3	R$1,012	R$360	R$1,372
Acquisition	-	-	67	-	67	-	67
Amortization	-	-	-	-	-	(90)	(90)

Balance, end of year	R$969	R$40	R$67	R$3	R$1,079	R$270	R$1,349

      The following table presents a reconciliation of reported net income and earnings per share to the pro-forma amounts adjusted for the exclusion of goodwill amortization, net of related income tax effects for 2000 and 2001:

	Holdings		Unibanco

	Pro-forma Year ended December 31,

	2000	2001	2000	2001

Net income:
Reported net income	R$367	R$485	R$628	R$825
Add back goodwill amortization, net of applicable
tax benefit	2	24	3	40

Adjusted net income	369	509	631	865

Basic earnings per share:
Reported earnings per share
Common shares	R$4.95	R$5.75	R$4.87	R$5.64
Preferred shares	-	-	5.36	6.21
Preferred shares "A"	5.45	6.33	-	-
Preferred shares "B"	4.95	5.75	-	-
Add back impact of goodwill amortization
Common shares	R$0.03	R$0.28	R$0.03	R$0.27
Preferred shares	-	-	0.03	0.29
Preferred shares "A"	0.03	0.31	-	-
Preferred shares "B"	0.03	0.28	-	-
Adjusted earnings per share
Common shares	R$4.98	R$6.03	R$4.90	R$5.91
Preferred shares	-	-	5.39	6.50
Preferred shares “A”	5.48	6.64	-	-
Preferred shares "B"	4.98	6.03	-	-

Note 4 — Related Party Transactions

      The Moreira Salles Group owns 66.72% of Holdings common voting stock at December 31, 2001 and 2002, respectively, and therefore indirectly controls 96.59% of the Bank’s voting stock at December 31, 2001 and 2002, respectively. Transactions with companies within the Moreira Salles Group and our own affiliates are limited to banking transactions in the normal course of business at prevailing market terms for similar transactions.

      At December 31, 2001 and 2002, the Commerzbank AG owns 11.44% of the capital of Holdings and 1.75% of the capital of Unibanco; the Misuho Financial Group owns 2.71% of the capital of Holdings and 3.11% of the capital of Unibanco ; and the Caixa Geral de Depósitos owns 12.42% of the capital of Holdings and owns 4.8% of the capital of Unibanco . These stockholders have from time to time extended trade-related and general purpose credit lines to Unibanco, the aggregate outstanding amount of which at December 31, 2001 and 2002 was approximately R$894 and R$1,364, respectively.

      In April 2002, we acquired from Moreira Salles Group the remaining 24.5% of Unicorp Bank & Trust Ltd. for US$36 million equivalent of R$85, including goodwill of R$45 at the date of the acquisition. The acquisition was based on independent appraisal report. (See Note 3).

      We have made certain transactions with unconsolidated related parties, that we believe were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, applicable to those prevailing at the time in the market for comparable transactions and did not involve more than the normal risk of collectibility. As of December 31, 2000, 2001 and 2002, we had the following transactions with these related parties:

Company	2001	2002

Assets
Interest-bearing deposits with banks
Unicorp Bank & Trust Ltd. (c)	57	-
Banco Investcred Unibanco S.A	164	229
FMX S.A. Soc. de Crédito, Financiamento e Investimento (a)	77	183

Total	298	412

Other assets	34	72

Total assets	332	484

Liabilities
Deposits
Bus Holding S.A.	213	-
Unicorp Bank & Trust Ltd. (c)	693	-

Total	906	-

Long-term debt
Unicorp Bank & Trust Ltd. (c)	114	-

Other liabilities
Redecard S.A. (b)	141	194
Other	60	54

Total	201	248

Total liabilities	1,221	248

Company	2000	2001	2002

Interest income
Interest on deposits in other banks
Banco Investcred Unibanco S.A	-	3	35
FMX S.A. Soc. de Crédito, Financiamento e Investimento (a)	-	4	23
Interest on securities
Trading income
Banco Investcred Unibanco S.A	-	-	29
FMX S.A. Soc. de Crédito, Financiamento e Investimento (a)	-	-	2
Deposits
Bus Holding S.A.	1	18	-
Unicorp Bank & Trust Ltd. (c)	10	27	3
Long term-debt
Unicorp Bank & Trust Ltd. (c)	27	9	6
Other interest expenses	-	4	9
Non interest income
Others	11	25	12
Non interest expense
Administrative expenses
Interchange Serviços S.A.	11	15	15
Tecnologia Bancária S.A.	14	15	18
Bus Serviços de Telecomunicações S.A.	1	25	35
Other non interest expenses	4	12	9
________________
(a)	The company will change its name to Luizacred S.A. Sociedade de Credito, Financiamento e Investimento after the approval of the Central Bank.
(b)	Consist primarily of payments to be made to the company due to debit card transactions.
(c)	See Note 3.

       We contribute on a regular basis to Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto João Moreira Salles and Instituto Moreira Salles, trusts created by the Bank for the benefit of its employees and to further our desire to contribute to cultural and civic activities. Contributions made by Unibanco to these trusts totaled R$7, R$7 and R$2 in 2000, 2001 and 2002, respectively. In December 2001, Holdings acquired 232,663,384 preferred shares of Unibanco from Instituto Unibanco at the fair value of R$11.

       Unibanco has made no loans to the executive officers and directors of Holdings or Unibanco since this practice is prohibited for all Brazilian banks by the Central Bank of Brazil (the “Central Bank”).

Note 5 - Central Bank Compulsory Deposits

       The Central Bank requires financial institutions, including Unibanco, to deposit certain funds with the Central Bank. The following table presents a summary of the current compulsory deposit requirements by type and the amounts of such deposits:

	As of December 31,
Type of deposits	2001	2002
Non-interest earning	R$746	R$2,718
Interest-earning	815	1,208

Total	R$1,561	R$3,926

       At December 31, 2001 and 2002 we had also R$1,214 and R$3,720 of federal funding government securities, linked to Central Bank in a form of compulsory deposits, recorded as trading assets, securities available for sale and securities held to maturity.

       In order to improve the presentation of the financial statements, we reclassified the amount of R$1,214 in 2001, from “Central Bank compulsory deposits” to “trading assets”, for comparative purposes to conform to the current year presentation.

Note 6 - Trading Assets

       Trading assets, stated at fair value, are presented in the following table:

	As of December 31,
	2001	2002
Federal government securities (a)	R$9,399	R$2,527
Securities of foreign governments	18	31
Corporate debt securities	31	23
Bank debt securities	29	28
Mutual funds (b)	1,914	2,282
Derivative financial instruments:
Swaps	412	408

Total	R$11,803	R$5,299

_______________
(a)	Include R$846 in 2001 and R$307 in 2002 linked to margin guarantees, mainly to the Brazilian Futures and Commodities Exchange (“BM&F”); R$1,214 in 2001 and R$382 in 2002 linked to Central Bank as of compulsory deposits and R$5,600 in 2001 and R$646 in 2002 subject to repurchase commitments.
(b)	The portfolios of mutual funds held by our insurance, capitalization and private retirement companies are represented mainly by federal government securities.

       Net trading income in 2000, 2001 and 2002, included in non interest income was as follows:

	For the year ended December 31,
	2000	2001	2002
Realized gains on securities	R$109	R$179	R$114
Realized losses on securities	(44)	(92)	(222)
Realized gains or (losses) on derivatives	(33)	(36)	(1,698)
Net unrealized gains or (losses) on securities and derivatives	59	69	(166)

Net	R$91	R$120	R$(1,972)

       In 2002 we decided to change the classification of federal government securities, previously classified as trading assets, to securities available for sale and securities held to maturity, in the amount of R$1,156 and R$1,178, respectively.

Note 7 - Securities Available for Sale

       The amortized cost and fair value of securities available for sale were as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
December 31, 2001
Brazilian sovereign bonds	R$253	R$2	R$1	R$254
State and municipal securities	6	-	6	-
Corporate debt securities	2,637	27	111	2,553
Bank debt securities	156	6	1	161
Stocks	164	16	16	164

Total	R$3,216	R$51	R$135	R$3,132

December 31, 2002
Federal government securities (a)	R$1,978	R$5	R$160	R$1,823
Brazilian sovereign bonds	858	-	132	726
Corporate debt securities	2,939	3	35	2,907
Bank debt securities	333	-	17	316
Stocks	252	22	31	243
Mutual funds	181	-	-	181

Total	R$6,541	R$30	R$375	R$6,196

_______________
(a)	In 2002 include R$442 linked to margin guarantees, mainly to the BM&F; R$10 linked to Central Bank as compulsory deposits and R$613 subject to repurchase commitments.

       At December 31, 2001 and 2002, we held no securities of a single issuer or related group of companies whose fair value exceeded 10% of our stockholders’ equity.

       Proceeds from sales of investment securities available for sale were R$1,397, R$1,469 and R$2,033 , in 2000, 2001 and 2002, respectively.

       At December 31, 2002 we recognized other than-temporary losses in our securities available for sale in the amount of R$98, recorded as “Non interest income gain (loss) on securities”.

       Gross gains and losses realized on the sale of securities available for sale were as follows:

	For the year ended December 31,
	2000	2001	2002
Gains	R$30	39	R$157
Losses	30	2	10

Net	R$-	R$37	R$147

       The amortized cost and fair value of available for sale securities, by contractual maturity, were as follows:

	As of December 31,
	2001		2002
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	R$352	R$328	R$1,760	R$1,698
Due after one year through five years	1,671	1,652	3,190	3,008
Due after five years through ten years	928	935	1,014	930
Due after ten years	48	49	140	136
No stated maturity	217	168	437	424

Total	R$3,216	R$3,132	R$6,541	R$6,196

Note 8 - Securities Held to Maturity

       The amortized cost and fair value of securities held to maturity were as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
December 31, 2001
Brazilian sovereign bonds	R$107	R$-	R$4	R$103
Corporate debt securities	467	11	18	460
Bank debt securities	87	2	2	87

Total	R$661	R$13	R$24	R$650

December 31, 2002
Federal government securities (a)	R$5,912	R$ -	R$882	R$5,030
Brazilian sovereign bonds	305	-	43	262
Securities of foreign governments	1	-	-	1
Corporate debt securities	404	-	89	315

Total	R$6,622	R$-	R$1,014	R$5,608

_______________
(a)	In 2002 include R$1,134 linked to margin guarantees, mainly to the BM&F; R$3,328 linked to Central Bank as compulsory deposits and R$737 subject to repurchase agreements.

       The amortized cost and fair value of securities held to maturity, by contractual maturity, were as follows:

	As of December 31,
	2001		2002
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	R$296	R$299	R$1,722	R$1,623
Due after one year through five years	275	269	4,849	3,940
Due after five years through ten years	77	69	39	34
Due after ten years	13	13	12	11

Total	R$661	R$650	R$6,622	R$5,608

       At December 31, 2001 and 2002 we held no securities of a single issuer or related group of companies whose amortized cost or fair value exceeded 10% of our stockholders’ equity.

        In 2001 we wrote down R$19 of securities for an other-than-temporary impairment and recorded as “Non interest income - net gain (loss) on securities”.

Note 9 - Loans

	As of December 31,
	2001	2002
Commercial:
Industrial and other	R$11,783	R$12,480
Import financing	1,306	1,231
Export financing	1,968	2,714
Real estate loans, primarily residential housing loans	494	648
Direct lease financing (a)	722	520
Individuals:
Overdraft	960	873
Financing	3,075	3,503
Credit card	1,777	1,516
Agricultural	825	791
Nonperforming loans	1,002	978

Total loans	R$23,912	R$25,254

________________
(a)	The total lease payments to be received amounted to R$1,078 and R$666 as of December 31, 2001 and 2002, respectively.

       Most of our business activities are with customers located in Brazil. The Bank has a diversified loan portfolio with concentration no higher than 10% in any economic sector.

Net Investments in Direct Leasing Financing

       The following lists the components of the net investment in direct leasing financing:

As of December 31, 2002
Total minimum lease payments to be received	R$666
Less: Unearned income	(127)
Net Investments in direct leasing financing (a)	R$539
________________
(a)	Includes nonperforming leases.

       The following is a schedule by years of total minimum lease payments to be received as of December 31, 2002:

Overdue Payments	R$9
2003	340
2004	158
2005	51
2006	80
2007	14
Thereafter	14

Total	R$666

       Our nonperforming loans by classification and valuation allowance for impaired loans were as follows:

	As of December 31,
	2001		2002
	Nonperforming loans	Valuation allowance for impaired loans	Nonperforming loans	Valuation allowance for impaired loans
Industrial and other	R$198	R$124	R$302	R$180
Import and export financing	9	6	10	4
Real estate loans, primarily residential housing loans	1	1	66	38
Direct lease financing	71	54	19	13
Individuals	715	426	574	344
Agricultural	8	7	7	5

Total	R$1,002	R$618	R$978	R$584

       All impaired loans have a valuation allowance recorded under SFAS 114 for large balance loans or SFAS 5 "Accounting for Contingencies" for small and homogenous loans.

       The impact on interest income as a result of nonperforming loans subject to impairment was not material for any of the periods presented. We do not have any material commitments to advance additional funds to these borrowers.

       The average balances of nonperforming loans subject to impairment were as follows:

	For the year ended December 31,
	2000	2001	2002
Average balance of nonperforming loans subject to impairment	R$688	R$966	R$1,084

       We did not recognize any interest income during the period that the above loans were nonperforming and subject to impairment. For the year ended December 31, 2001 and 2002 we do not have any material restructured troubled loans.

Note 10 - Allowance for Loan Losses

       The following represents an analysis of changes in the allowance for loan losses:

	For the year ended December 31,
	2000	2001	2002
Balance, beginning of year	R$756	R$1,005	R$1,276
Provision for loan losses	676	1,100	1,291
Loan charge-offs	(732)	(1,298)	(1,529)
Loan recoveries	305	469	351
Net charge-offs	(427)	(829)	(1,178)

Balance, end of year	R$1,005	R$1,276	R$1,389

Note 11 - Investments in Unconsolidated Companies

	As of or for the year ended December 31, 2002				Investment	Equity income (loss)
	Participation		Stock-	Net income	As of December 31,		For the year ended December 31,
			holders’	for
	Total	Voting	equity(a)	period(a)	2001	2002	2000	2001	2002
Retail banking
Credicard S.A - Administradora de Cartões de Crédito
(g)	33.333%	33.333%	R$294	R$364	R$109	R$98	R$105	R$151	R$123
Redecard S.A.	31.943	31.942	31	108	17	10	19	33	35
Serasa - Centralização de Serviços de Bancos S.A. (d)	19.120	16.411	151	37	28	29	7	6	10
Cibrasec – Companhia Brasileira de Securitização (d)	12.499	12.499	28	10	5	3	-	1	1
Tecnologia Bancária S.A	21.432	21.432	113	12	21	23	2	5	3
Unibanco Rodobens Administradora de Consórcios Ltda.	50.000	50.000	23	4	1	12	-	(1)	2
FMX S.A. Sociedade de Crédito, Financiamento e Investimento (e)	49.998	49.997	29	13	11	14	-	-	5
Banco Investcred Unibanco S.A. (e)	49.997	49.997	117	27	53	58	-	1	13
BUS Holding S.A. (b)	-	-	-	-	219	-	-	13	2
Banco Fininvest S.A. (c)	99.920	100.000	-	-	-	-	9	-	-
Goodwill paid on acquisition of investments (e)					92	91	-	-	-
Others					4	4	1	-	-
Total					560	342	143	209	194
Wholesale banking
Interchange Serviços S.A.	25.000	25.000	27	5	7	7	2	2	1
Others					21	43	(1)	(9)	(22)
Total					28	50	1	(7)	(21)
Insurance
AIG Brasil Companhia de
Seguros (g)	49.999	49.999	77	6	36	39	2	11	3
Others					4	6	(1)	-	3
Total					40	45	1	11	6
Weath management
Unicorp Bank & Trust
Ltd. (f)	100.000%	100.000%	-	-	119	-	19	22	5
Total					119	-	19	22	5
Total of investments in unconsolidated companies					747	437	164	235	184
Non-marketable investments, at cost					145	137	-	-	-

Total					R$892	R$574	R$164	R$235	R$184

__________________
(a)

Amounts derived from the Brazilian GAAP financial statements adjusted to U.S. GAAP, when applicable. There are no material restrictions upon the ability of such companies to remit funds to Unibanco. Additionally, there are no significant differences between our investment and our proportionate share of the investee’s equity.

(b)

In December 2000, we and Banco Bradesco S.A. (Bradesco), a major Brazilian private bank, entered into an association through BUS-Serviços de Telecomunicações S.A. (BUS), a subsidiary company of BUS Holdings S.A. (BUS Holding). The association became effective upon we and Bradesco outsourcing our telecommunications network to PT Prime SGPS S.A. (PT Prime), a subsidiary company of Portugal Telecom (PT). Under the agreement, PT Prime became Unibanco’s and Bradesco’s main provider of management and administration services for our corporate telecommunications network and systems. PT invested approximately R$560 in BUS, of which R$196 correspond to our ownership share of BUS Holding. BUS is licensed to provide specialized circuit and network services in Brazil. We and Bradesco have assigned to BUS the assets that form the respective telecommunication networks.

The transfer of the control of BUS to PT Prime was subject to approval by ANATEL (Brazilian National Telecomunications Agency). The parties had initially established that is such approval was not granted within 180 days from the date of the filing of application, with ANATEL, then the parties could undo the transaction. On December 27, 2000, the parties entered into an amendment establishing new provisions in the event ANATEL does not approve the transaction. However, the parties agreed on June 29, 2001 that the transaction was irrevocable and PT received direct equity participation in BUS’s capital of 19.9% of common shares and 10.0% preferred shares. In February 2002 ANATEL authorized us to reduce our voting interest in BUS Holding to 50.0% without change in our total interest. As a consequence we increased our interest in preferred shares from 0% to 2.908%. In 2002, we obtained the required government approvals to transfer BUS to PT Prime and BUS was settled.

For U.S. GAAP accounting purposes, the transaction was not reflected in our financial statements as of December 31, 2000, as the sale was subjected to regulatory approval, except for the book value of our transferred assets in the amount of R$16. Due to our agreement signed on June 29, 2001 since July 2001 BUS became the operator of our and Bradesco’s respective corporate telecommunications networks and as a result R$19 and R$38 of the R$188 expected gain on the transaction was recognized during 2001and 2002, respectivelly, recorded as a reduction of the fees for services provided by PT to us, in “Non-interest expense - administrative expenses”. The remaining R$131 being recognized in income over the term of the related service contract on a straight-line basis, which will expire in June 2006.

(c)

Prior to November 30, 2000 we accounted for the results of Fininvest using the equity method. Beginning in December 2000, the results of Fininvest have been included in our consolidated financial statements (see Note 3).

(d)	Companies in which we own less than 20% of voting shares but exercise significant influence over their operations.

(e)

See Note 3. FMX S.A. Sociedade de Crédito, Financiamento e Investimento will change its name to Luizacred S.A. – Sociedade de Crédito, Financiamento e Investimento after the approval of the Central Bank.

(f)	In April 2002 we acquired the remaining 24.5% of voting shares of Unicorp Bank & Trust Ltd.. As a consequence we consolidated Unicorp as from April 2002 (see Note 3).

(g)	Information about the financial position and results of Credicard, presented in accordance with U.S. GAAP, is as follows:

	As of December 31, 2001
	Brazilian GAAP	Adjustments to USGAAP	US GAAP
Balance sheet:
Total assets	R$3,402	R$1,339	R$4,741
Total liabilities	3,105	1,310	4,415
Stockholders' equity	297	29	326
Our participation			33.333%

Investment			R$109

	As of December 31, 2002
	Brazilian GAAP	Adjustments to USGAAP	US GAAP
Balance sheet:
Total assets	R$2,986	R$957	R$3,943
Total liabilities	2,668	981	3,649
Stockholders' equity	318	(24)	294
Our participation			33.333%

Investment			R$98

	For the year ended of December 31, 2000
	Brazilian GAAP	Adjustments to USGAAP	US GAAP
Statements of operations:
Operating revenues	R$2,164	R$-	R$2,164
Operating expenses	(1,663)	77	(1,586)

Income before income tax	501	77	578
Income tax	(180)	(35)	(215)

Net income	R$321	R$42	363

Our participation (a)			29.02%

Equity income			R$105

	For the year ended of December 31, 2001
	Brazilian GAAP	Adjustments to USGAAP	US GAAP
Statements of operations:
Operating revenues	R$2,440	R$-	R$2,440
Operating expenses	(1,845)	81	(1,764)

Income before income tax	595	81	676
Income tax	(189)	(26)	(215)

Net income	R$406	R$55	461

Our participation (a)			32.70%

Equity income			R$151

	For the year ended of December 31, 2002
	Brazilian GAAP	Adjustments to USGAAP	US GAAP
Statements of operations:
Operating revenues	R$2,315	R$-	R$2,315
Operating expenses	(1,744)	(48)	(1,792)

Income before income tax	571	(48)	523
Income tax	(177)	18	(159)

Net income	R$394	R$(30)	364

Our participation (a)			33.73%

Equity income			R$123

_______________
(a)

Our participation in the results of Credicard is not necessarily the same in each period due to the effects of applying a formula for calculating earnings to be attributed to each stockholder based principally on the volume of credit card operations.

Note 12 - Premises and Equipment

	Estimated	As of December 31,
	useful
	life (years)	2001	2002

Land	-	R$343	R$193
Buildings	25	641	502
Furniture and equipment	10	246	313
Leasehold improvements	5-10	425	396
Data processing equipment	5	787	818
Costs of software developed or obtained for internal use	5	352	381
Vehicles	5	2	2
Others	-	82	81

Total		2,878	2,686
Less: Accumulated depreciation		1,123	1,166

Premises and equipment, net		R$1,755	R$1,520

       Depreciation expense was R$224, R$258 and R$259 in 2000, 2001 and 2002, respectively, including R$36, R$24 and R$12 related to depreciation expense on assets under capital leases in 2000, 2001 and 2002, respectively.

       We have entered into leasing agreements, mainly related to data processing equipment, which are accounted for as capital leases. Under this accounting method both an asset and an obligation are recorded in the financial statements and the asset is depreciated in a manner consistent with our normal depreciation policy for owned assets.

       During 2002 we sold many properties used as branches and, subsequently, we rented them for the purpose of continuing our operations. These sales was recorded pursuant to SFAS 13 and SFAS 98, “Accounting for leasing” and SFAS 28 “Accounting for sales subject to rental contracts”.

       The transactions were classified as sale-leasebacks involving operating leases and therefore we recorded the sale, removing all property from the balance sheet.

        The sales in which we incurred in gains were recognized depending on whether we provided or not an extended minimum lease period guarantee to the buyer, which was not considered to be under normal market conditions (usually such contracts guarantee a minimum period of 5 years). For those contracts that we considered not to be under normal conditions due to the extended minimum lease period guarantee, we deferred the gains in the amount of R$23 in proportion to the related gross rental charges to expense over the lease terms for the next 5 years. Gains and losses for the other contracts were directly recorded in current earnings. Minimum lease payments for these contracts are disclosed in Note 29.

Note 13 - Other Assets

	As of December 31,
	2001	2002
Deferred tax assets, net (see Note 18)	R$1,601	R$2,194
Prepaid taxes	865	975
Foreclosed assets, net	129	92
Insurance premiums receivable	40	70
Restricted escrow deposits for contingencies (Note 29)	784	1,125
Negotiation and intermediation of securities	104	83
Income receivable	97	124
Prepaid expenses	170	257
Retirement government benefit advances	39	52
Others	551	861

Total	R$4,380	R$5,833

       For comparison purposes we reclassified R$296 in restricted escrow deposits at December 31, 2001 represented by Federal Government Securities for “Trading Assets”.

Note 14 – Time Deposits

       The following table shows the maturity of outstanding deposits with balances issued by us at December 31, 2001 and 2002.

	2001	2002
Maturity within 3 months	2,840	5,066
Maturity after 3 months but within 6 months	1,548	720
Maturity after 6 months but within 12 months	1,210	1,356
Maturity after 12 months but within 5 years	5,260	9,712
Total deposits	10,858	16,854

Note 15 - Federal Funds Purchased, Securities Sold Under Repurchase Agreements and Short-term Borrowings

       Financial data of our federal funds purchased, securities sold under repurchase agreements and short-term borrowings, were as follows:

	As of December 31,
	2001	2002
Federal funds purchased, securities sold under repurchase agreements and
short-term borrowings	R$7,587	R$13,806
Import and export financings	3,359	4,121
Commercial paper	808	721
Other interbank borrowings	1,812	1,327
Others	261	136
Total	R$13,827	R$20,111

       Import and export financings represent credit lines open for financing imports and exports of Brazilian companies, typically denominated in foreign currency. We then make corresponding extensions of credit to exporters/importers denominated in Brazilian reais with payments made to us (in the case of exports) or paid by us (in the case of imports) in foreign currency.

       The average interest rates applicable to short-term borrowings were 4.1% p.a. and 3.7% p.a. for import and export financings, 2.2% p.a. and 2.2% p.a. for commercial paper and 3.9% p.a. and 2.7% p.a. for other interbank borrowings in 2001 and 2002, respectively.

       The following table presents the federal funds purchased, securities sold under repurchase agreements and short-term borrowings by maturities.

	2001	2002
Federal funds purchased and securities sold under repurchase agreements:
Due in 1 month or less	R$7,587	R$13,806
Short-term borrowings:
Due in 1 month or less	976	555
Due in between 1 and 3 months	1,346	820
Due in between 3 and 6 months	1,402	2,836
Due after 6 months	2,516	2,094

Total	R$13,827	R$20,111

Note 16 - Long-term Debt

       The composition of long-term debt is as follows:

	As of December 31,
	2001	2002
Local onlendings	R$4,436	R$5,332
Euronotes	2,693	2,186
Notes issued under securitization arrangements	-	1,413
Subordinated debt	-	932
Mortgage indebtedness	461	633
Interbank onlendings	37	161
Foreign onlendings	36	95
Obligations under capital leases	42	83
Others	142	93

Total	R$7,847	R$10,928

Local onlendings

       Local onlendings represent amounts borrowed from Brazilian agencies for loans to Brazilian entities to invest primarily in premises and equipment. These amounts are due in monthly installments through 2018 and bear fixed interest between 1% p.a. and 2.5% p.a., in 2001 and 2002, plus variable interest based on the TJLP (Long-term interest rate determined by the Brazilian Central Bank on a quarterly basis, not inflation-adjusted), US dollar or the BNDES basket of currencies. The borrowings are primarily from BNDES (National Economic and Social Development Bank) and FINAME (National Industrial Finance Authority) in the form of credit lines.

Euronotes

	Orignal			Carrying amount (net of repurchases) as of December 31
	term in
Maturity date (a)	years(a)	Currency	Coupon	2001	2002

January 04, 2002	1	US$	7.25%	R$23	R$-
January 07, 2002	2	US$	7.88%	46	-
January 15, 2002	0.1	US$	2.50%	70	-
January 15, 2002	0.8	US$	5.50%	12	-
February 05, 2002	0.3	US$	3.25%	19	-
February 08, 2002	1	US$	5.13%	23	-
February 20, 2002	1	US$	6.40%	12	-
February 26, 2002	0.6	US$	5.00%	19	-
February 28, 2002	0.6	US$	4.99%	46	-
March 16, 2002	2	US$	9.00%	83	-
April 26, 2002	2	US$	8.88%	225	-
May 07, 2002	0.9	US$	5.44%	23	-
May 14, 2002	0.6	US$	3.40%	14	-
May 31, 2002	0.6	US$	3.75%	23	-
June 07, 2002	0.6	US$	3.75%	12	-
June 21, 2002	0.6	US$	3.63%	12	-
August 29, 2002	1	US$	5.05%	24	-
August 30, 2002	2	US$	8.75%	350	-
October 18, 2002	1.5	US$	7.00%	326	-
December 03, 2002	1.1	US$	5.25%	44	-
December 12, 2002	1	US$	4.63%	22	-
February 18, 2003	1	US$	4.25%	-	28
March 30, 2003	2	US$	7.25%	208	294
June 06, 2003	0.6	US$	4.69%	-	24
August 26, 2003	2.1	US$	7.25%	252	314
October 17, 2003	6	EURO	7.00%	219	324
February 15, 2004	2	US$	6.00%	-	347
February 26, 2004	3	US$	8.50%	24	8
December 12, 2004	8	US$	10.25%	231	340
December 23, 2004	8	US$	10.00%	8	12
December 24, 2007	5	US$	6.50%	-	8
April 15, 2014	13	US$	8.0%	54	87
Others				269	400

Total				R$2,693	R$2,186

_______________
(a)	Maturity date and original term in years, consider, when applicable, the investor put rights.

Notes issued under securitization arrangements

       Notes issued under securitization arrangements involving certain of our US dollar denominated electronic remittance payment orders (“DPRs”) pursuant to which we sold such DPRs to UBB Diversified Payment Rights Finance Company, a special purpose company. Backed by the DPRs, the special purpose company issued a series of notes in an aggregate principal amount of US$400 million corresponding to R$1,413 as of December 31, 2002. The full payment of principal and interest on the issued series of notes is guaranteed by a financial guaranty policy. We are not responsible for the existence of the flow of DPRs. Nevertheless, upon the occurrence of certain events, which have a material adverse effect on the existence of the future flows of the DPRs, we are required to pay to the SPC the repurchase price of the DPRs, the proceeds of which will be used by the SPC to redeem any outstanding notes and are liable for amounts relating to such notes. The notes bear interest at (3 - month) Libor plus 0.57% per annum, payable quarterly and the principal will be payable quarterly,from October 2004 to July 2009.

Subordinated debt

	2002
	Issue	Maturity	Remuneration per annum	Carrying amount
Step-up subordinated callable notes (1)	April 2002	April 2012	9.375%	R$ 710
Subordinated time deposits (2)	December 2002	December 2012	102% of CDI (3)	222

Total				R$ 932

___________________
(1)	The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.79% per annum.
(2)	Subordinated time deposits can be redeemed from December 2007.
(3)	The Brazilian interbank interest rate.

Maturity of long-term debt

	As of December 31,
	2001	2002
2002	R$3,588	R$-
2003	1,383	4,070
2004	1,006	1,898
2005	454	1,107
2006	450	776
2007	375	801
Thereafter	591	2,276

Total	R$7,847	R$10,928

Mortgage indebtedness

       Mortgage indebtedness represents borrowings with original terms generally between 6 and 24 months and bears interest of TRF-R (Floating Reference Rate established daily by the Central Bank) plus 6.0% p.a. to 13.7% p.a. in 2001 and 6.0% p.a. to 20.0% p.a. in 2002. These instruments are regularly rolled forward for periods of more than one year, and are entirely collateralized by housing loans.

Foreign onlendings

       Foreign onlendings, consisting of long-term credit lines for project and trade finances, are payable up to March 15, 2010, with an average interest rate of 4.8% per annum.

Note 17 - Other Liabilities

	As of December 31,
	2001	2002
Pension investment contracts (of pension fund management subsidiary)	R$1,333	R$1,829
Insurance claims reserve	633	766
Retirement plan reserve (of pension fund management subsidiary)	148	175
Provision for litigations (see Note 29)	1,396	1,453
Income taxes and other taxes payable	268	351
Payable to merchants - credit card	412	444
Derivatives liability (see Note 28):
Swaps	112	467
Forward contracts	31	-
Foreign exchange portfolio	124	446
Social and statutory	309	343
Collection of third-party taxes, social contributions and other	286	315
Employee related liabilities	152	138
Accounts pending settlement	104	125
Others	1,223	1,073

Total	R$6,531	R$7,925

Note 18 - Income Taxes

       Under the Brazilian Income Tax Law, Holdings, Unibanco and our subsidiaries are treated as separate taxable entities and are required to file a separate tax return.

HOLDINGS

       Dividends received and equity in Unibanco’s undistributed earnings are not subject to Brazilian federal income tax and social contribution.

UNIBANCO

       Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The tax rates applicable to financial institutions for the three years presented were as follows:

Federal income tax	25.0%
Social contribution (a)	9.0

Composite	34.0%

_______________
(a)

The enacted rate was 8% for 2000 and 2001. Provisional measures, which are issued by the president but are not considered enacted until approved by the Congress, established rate of 9%. In September 2001, a constitutional amendment converted the provisional measures into enacted Law.

       The amounts reported as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

	For the year ended December 31,
	2000	2001	2002
Income before income taxes	R$711	R$947	R$642
Less: Equity in results of unconsolidated companies	164	235	184

Tax basis	547	712	458

Tax expense at statutory rates	(186)	(242)	(156)

Adjustments to derive effective tax rate:
Exempt foreign source income from subsidiaries (a)	34	92	-
Tax benefit on interest attributed to stockholders' equity	65	4	22
Other permanent differences	(9)	(1)	(7)
Effect of changes in tax laws and rates on deferred tax	(1)	7	-
Non-taxable capital gains	32	6	13
Non-taxable exchange gain on foreign assets	51	96	404

Income tax expense	R$(14)	R$(38)	R$276

_______________
(a)	Beginning January 1, 2002 all income of subsidiaries abroad are taxable.

       The payment of tax-deductible interest on equity was introduced as from January 1, 1996 as an option for profit distributions, which were previously permitted only in the form of non-tax-deductible dividends. In 2001 we opted to distribute substantially all amounts declared in the form of dividends rather than interest on equity.

       The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	As of December 31,
	2001	2002
Provisions for credits losses	R$675	R$720
Other provisions not currently deductible	342	414
Tax benefit on reorganization of subsidiaries	276	221
Tax losses carryforwards	358	672
Fair value adjustments on securities and derivatives financial instruments	12	158
Other temporary differences, mainly expenses recognized under US GAAP
in advance of recognition under Brazilian GAAP and for tax purposes	107	137

Deferred tax assets	1,770	2,322

Effect of differences between indexes used for price-level
restatement purposes for tax and U.S. GAAP purposes,
mainly relating to premises and equipment	25	16
Temporary differences relative to leasing depreciation	135	110
Others	9	2

Deferred tax liabilities	169	128

Net deferred tax asset, included in other assets	R$1,601	R$2,194

       The tax losses carryforwards have no expiration date, but are subject to a limitation of 30% of taxable income for the year. No valuation allowances have been created for these tax losses carryforwards, since we currently believe the realization of these future tax benefits to be more likely than not.

Note 19 - Stockholders’ Equity, Shareholders’ and Board of Directors’ Meetings

HOLDINGS

       At December 31, 2000, 2001 and 2002, the capital of Holdings comprises the following shares, without par value:

	As of December 31,
	2000	2001	2002
Voting common shares	37,138,435,873	37,138,435,873	37,138,435,873
Non-voting class "A" preferred shares	3,843,541,338	3,843,541,338	3,843,541,338
Non-voting class "B" preferred shares	43,115,835,701	43,348,499,085	43,348,499,085

Total shares	84,097,812,912	84,330,476,296	84,330,476,296

       At December 31, 2001 and 2002, Holdings is authorized to issue, without change in the by-laws, 60,000,000,000 voting common shares, 3,843,541,338 non-voting class “A” preferred shares and 116,156,458,662 non-voting class “B” preferred shares.

       The preferred shares have priority over common shareholders in the liquidation of capital equal to the amount of capital stock represented by such preferred shares. All stockholders are entitled to receive a total dividend equal to the cash earnings of Holdings each year adjusted for the holding period of such stock. The common and class “B” preferred holders share equally in the payment of dividends and the class “A” preferred shares have a guaranteed dividend 10% greater per share than the dividends per share on common and preferred class “B” stock. Holders of class “B” preferred shares are entitled to receive a semi-annual minimum dividend of R$0.15 per 1,000 class “B” preferred shares.

       The shares of Holdings and Unibanco are traded also in a form of Share Deposit Certificate (Unit) or Global Depositary Share (GDS). Each Unit is represented by a preferred share issued by Unibanco and by a class “B” preferred share issued by Holdings and is traded in the Brazilian Market. Each GDS is represented by 500 Units and is traded in the international market.

       On December 28, 2000, in connection with our acquisition of Bandeirantes (Note 3), a Extraordinary Shareholders Meeting approved an increase of the capital of R$406 through the issue of 3,713,843,587 voting common shares and 6,758,000,000 non-voting class “B” preferred shares in book entry form with no par value.

       Through the payment of the capital increase, Holdings received shares of Caixa Brasil Associação S.A. which had a 7.445% interest in Unibanco, representing an indirect interest of Holdings in Unibanco and the constitution of an additional stock premium in the amount of R$252.

       On October 31, 2001 the Extraordinary Shareholders Meeting approved a further issue of 232,663,384 class “B” preferred shares with no par value for R$11. The proceeds were used to acquire 232,663,384 shares of Unibanco from Instituto Unibanco. See Note 4.

       In accordance with Brazilian law and Holdings’ by-laws, certain amounts of retained earnings are appropriated as follows:

       Legal reserve - this reserve is required for all Brazilian corporations and represents the appropriation of 5% of the net income in the statutory accounting records up to a limit of 20% of capital stock.

       Unrealized income reserve - represents the amount of undistributed earnings of Unibanco to Holdings.

       Special dividends reserves - represents the amount of undistributed earnings of Unibanco for 1993, which is not subject to withholding taxes, and such earnings for 1989 to 1992, for which the withholding taxes have been paid.

       There are no unappropriated retained earnings in Holdings’ statutory accounts at December 31, 2001 and 2002.

UNIBANCO

       At December 31, 2000, 2001 and 2002, the Bank’s capital comprises the following shares, without par value:

	As of December 31,
	2000	2001	2002
Voting common shares	75,568,744,349	75,568,744,349	75,568,744,349
Non-voting preferred shares	65,084,425,585	65,317,088,969	65,317,088,969

Total shares	140,653,169,934	140,885,833,318	140,885,833,318

       At December 31, 2001 and 2002, we are authorized to issue without change in the by-laws, 95,195,526,716 additional shares in the form of common or preferred shares.

       Preferred shares carry no voting rights but have priority over common shareholders in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and the right to receive a priority dividend per share 10% greater than that distributed per share to common shareholders. All stockholders are entitled to receive, in total, a mandatory dividend of at least 35% of the Bank’s annual net income as stated in the statutory accounting records, adjusted for prior transfers to and from reserves.

       On December 11, 2000 as a consequence of our association with Caixa Geral de Depósitos (CGD) and Bandeirantes (Note 3), an agreement was made relative to:

(i)	shares of Caixa Brasil Participações S.A. (CBP), controlling company of Bandeirantes; and

(ii)	shares of minority shareholders of Bandeirantes.

       In order to calculate the exchange value of the shares of CBP, a company indirectly controlled by CGD and owner of 98.11% of the capital of Bandeirantes and other financial assets of CGD do Brasil, the Bandeirantes shares were valued based on the method of future cash flows discounted to present value.

       The quantities of our shares issued in the exchange were determined based on the average quoted market prices for our common shares and Units, during the week prior to the business proposal made to CGD. For each 9,115.2923 shares of CBP and Bandeirantes, we issued 1,000 shares, comprised by 607.77357 common shares and 392.22643 preferred shares, to the shareholders of CBP and the minority shareholders of Bandeirantes.

       The share exchange was approved in the following Extraordinary Shareholders Meetings:

(i)

CBP – on December 27, 2000, when our capital was increased by R$1,044 through the issue of 17,229,843,587 shares with no par value, being 10,471,843,587 common shares and 6,758,000,000 preferred shares; and

(ii)

Minority shareholders of Bandeirantes – on December 28, 2000, when our capital was increased by R$18, through the issue of 303,762,675 shares with no par value, being 184,618,926 common shares and 119,143,749 preferred shares.

       In connection with the exchange of shares we recorded an additional stock premium in the amount of R$39 based on the average quoted market prices of our Units during the week prior to the date of issue.

       On October 31, 2001 the Extraordinary Shareholders Meeting approved a capital increase of R$2, represented by 232,663,384 preferred shares with no par value. The meeting also approved a capital increase of R$302 using part of the legal reserve’s balance and part of the retained earnings’ balance without change in the number of shares.

       Appropriated retained earnings - Brazilian law and the Bank's by-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis. The purpose and basis of appropriation to such reserves are described below:

       Legal reserve - this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of the net income in the statutory accounting records up to a limit of 20% of capital stock.

       Special dividends reserves - represents the amount of undistributed earnings of Unibanco for 1993, which is not subject to withholding taxes, and such earnings for 1989 to 1992, for which the withholding taxes have been paid. A withholding tax of 15% is payable upon distribution of profits earned from January 1, 1994 through December 31, 1995. No withholding tax is payable on the distribution of profits earned after December 31, 1995.

       Fiscal incentive investment reserve - the fiscal incentive investment reserve results from an option to designate a portion of income tax otherwise payable for investment in government-approved development funds or projects and is recorded in the year following that in which the taxable income was earned.

       Unappropriated retained earnings in the Bank’s statutory accounts at December 31, 2001 and 2002 were R$2,018 and R$2,719, respectively.

TREASURY STOCK AND BUY-BACK PROGRAM - HOLDINGS AND UNIBANCO

(i)

Through the “Share Exchange Agreement” signed on August 31, 2001, Unibanco assigned and transferred to Holdings, 24,397,249 class “B” preferred shares issued by Holdings and acquired through a prior repurchase program in the form of Units, and Holdings assigned and transferred to Unibanco the same quantity of preferred shares issued by Unibanco. The shares exchanged were recorded in Unibanco and in Holdings as treasury stocks;

(ii)

On September 20, 2001 Unibanco’s Board of Directors and Holdings’ Board of Directors authorized for a period of three months, the acquisition at market prices of up to 220,948,544 of Unibanco common shares, 4,597,425,824 of Unibanco’s preferred shares and 4,236,225,772 of Holdings’ class “B” preferred shares, to be maintained in treasury for subsequent sale or cancellation without capital reduction. The acquisition can be made through the acquisition of shares, Units or GDS.

(iii)

On December 27, 2001 Unibanco’s Board of Directors and Holdings’ Board of Directors approved the renewing of buy-back program, with the following limits: up to 257,364,326 of Unibanco’s common shares and up to 3,177,019,267 of Unibanco’s preferred shares, and up to 3,438,618,826 Holdings’ class “B” preferred shares.

       Up to December 31, 2001, 153,200,000 of Unibanco’s preferred shares, 46,500,000 Units and 1,702,500 GDS issued by Unibanco and Holdings were repurchased. Through the “Share Exchange Agreement”, Unibanco assigned and transferred to Holdings 897,750,000 class “B” preferred shares issued by Holdings, acquired in the form of Units and GDS and Holdings assigned and transferred to Unibanco 897,750,000 preferred shares issued by Unibanco, at an average price of R$43.15 per thousand shares, as treasury stocks. Therefore, Unibanco recorded 1,948,700,000 preferred shares at an average price of R$37.10 per thousand shares as treasury stocks. The minimum and maximum acquisition prices were R$34.87 per thousand shares and R$55.91 per thousand shares, respectively. Holdings recorded 897,750,000 preferred shares class “B”, at an average price of R$43.15 per thousand shares, as treasury stocks.

       In 2002, 41,400,000 preferred shares issued by Unibanco were repurchased at an average price of R$52.67. The minimum and maximum acquisition prices were R$52.30 and R$53.53.

       The fair value of treasury stocks at December 31, 2002, based on the Unit price at December 31, 2002 in São Paulo Stock Exchange was R$37 in Holdings and R$93 in Unibanco.

Note 20 – Restructuring Charges

       In connection with the Bandeirantes acquisition (see Note 3), we implemented a restructuring plan to improve operating efficiencies and to fully integrate the acquired branches and operations, including systems integration. The plan involved a number of strategic decisions, including the closing of certain branch locations, a reduction of operating expenses and a reduction in combined workforce. The restructuring charges also includes certain restructuring matters to improve operations, each of which is discussed below.

       a) Restructuring charges directly related to the Bandeirantes acquisition.

       We estimated that the restructuring charges directly related to the acquisition of Bandeirantes would total approximately R$87. These charges mainly comprised costs associated with employee severance, systems integration and branch consolidation and were accrued and included in the purchase price of Bandeirantes as additional goodwill. Through December 31, 2000, we have not utilized the Bandeirantes restructuring liabilities. During 2001 we utilized the entire restructuring liabilities, since the integration of Bandeirantes was concluded. Additionally we have expensed in 2001 R$14 as incurred. In 2002 no restructuring charges was recorded.

       b) Other restructuring charges

       During the year ended December 31, 2000 in connection of a comprehensive program of self-examination, that involved focusing all areas of the organization on our processes and structures, we have expensed other restructuring charges of R$45 as incurred, since no formal plan of restructuring had been adopted. See Note 2 (v) and 24.

Note 21 - Fee and Commission Income

	For the year ended December 31,
	2000	2001	2002
Asset management fees	R$217	R$251	R$255
Credit card fees	146	362	395
Collection fees	128	130	135
Banking tariffs and other fees and comissions	643	910	1,069

Total	R$1,134	R$1,653	R$1,854

Note 22 – Insurance, Private Retirement Plan and Pension Investment Contracts

       (a) Income

	For the year ended December 31,
	2000	2001	2002
Insurance premiums	R$755	R$1,008	R$1,257
Pension investment contracts income	27	24	21
Private retirement plan premiums	12	14	13

Total	R$794	R$1,046	R$1,291

       (b) Expenses

	For the year ended December 31,
	2000	2001	2002
Adjustment to insurance reserves for claims	R$42	R$40	R$91
Adjustment to private retirement plans for benefits	14	3	7
Adjustment to pension investment contracts	112	158	280
Insurance claims incurred	447	591	749
Private retirement plans benefits expenses	34	30	24
Acquisition costs and other	101	133	155

Total	R$750	R$955	R$1,306

Note 23- Administrative Expenses

	For the year ended December 31,
	2000	2001	2002
Net occupancy expenses for premises and equipment	R$463	R$583	R$640
External administrative services	502	641	684
Technology expenses	82	132	146
Communication expenses	121	251	256
Banking and brokerage fees	100	105	123
Supplies	32	49	44
Advertising and publicity	121	191	157
Other	103	182	152

Total	R$1,524	R$2,134	R$2,202

Note 24 - Other Non-Interest Income and Expense

	For the year ended December 31,
	2000	2001	2002
Other non-interest income:
Gain on sale of foreclosed assets, investments
and premises and equipment (a)	R$268	R$23	R$90
Provision for losses on foreclosed assets and unconsolidated investment no longer required	25	38	25
Capital gain on partial sale of Banco1 business (b)	93	-	-
Gain on foreign investments (c)	142	282	1,187
Provisions for litigation no longer required	17	7	106
Premium bond income	45	61	86
Monetary correction of restricted escrow deposits	22	29	11
Others	155	182	209

Total	R$767	R$622	R$1,714

	For the year ended December 31,
	2000	2001	2002
Other non-interest expense:
Loss on sale foreclosed assets, unconsolidated investments and premises and equipment	R$33	R$85	R$122
Provision for losses on foreclosed assets and unconsolidated investments	81	11	31
Uninsured losses of branch network	12	11	7
National financing system contributions	25	43	62
Restructuring charges (d)	45	14	-
Civil litigation expenses	34	35	89
Service, revenue and other taxes (including tax litigation)	296	442	464
Statutory profit sharing	6	9	13
Foreign exchange rate variation on other liabilities	-	-	33
Credit card selling expenses	35	55	98
Others	151	227	285

Total	R$718	R$932	R$1,204

__________________
(a)

In 2000 includes R$138 gain on sale of unconsolidated companies being: R$95 pre tax gain on sale of Quatro/A Telemarketing & Centrais de Atendimento S.A.; R$36 pre tax gain on exchange of our investment in Zip.Net S.A.; and R$7 pre tax gain on sale of our minority interest in Volkswagen Leasing S.A. – Arrendamento Mercantil.

(b)

In September 2000 the Brazilian government authorities authorized our joint venture with PT Multimedia.com, controlled by Portugal Telecom. Through this association Banco1.net S.A., our indirect controlled company was created and PT Multimedia.com invested indirectly in Banco1.net S.A. an amount of R$93 as subscription bonus. The investment made by PT Multimedia.com generated a gain of R$93.

(c)

During 2000, 2001 and 2002 the Real devalued against the US dollar 9.3%, 18.7% and 52.3% respectively, (R$1.9554=US$1.00 at December 31, 2000, R$2.3204=US$1.00 at December 31, 2001 and R$3.5333=US$1.00 at December 31, 2002).

(d)

We continue to implement our overall restructuring plans in 2000. These activities are a part of our plan to improve the overall efficiency of our operations by improving technology, consolidating existing branches and other integration activities. The related costs are expensed as incurred. The 2000 amount does not include the restructuring charges related with the Bandeirantes acquisition, while the 2001 amount is entirely related with the Bandeirantes’ integration.

Note 25 – Stock-based Compensation

       The Extraordinary Shareholders’ Meeting held on October 31, 2001, approved the stock option program, denominated “Performance”. The objective of “Performance” is to foster the executives’ long-term commitment to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to the “Performance” program, our executives can be granted stock or Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

       The stock options were recorded on the basis of fair value based accounting method calculated using a Black-Scholes model using the following assumptions in 2002:

•	measurement date = grant date;
•	weighted historic volatility of 56.2%;
•	expected dividend yield of 4.7% per year;
•	annual risk-free interest rate of 26.4%; and
•	expected average lives of 4.5 years.

       As a result we recognized as expense R$9 during the year ended December 31, 2002.

       Changes in options are summarized in the following table as of year ended December 31, 2002.

	Quantity of options (in thousands of Units)	Wheighted average exercise price	Wheighted average fair value at grant date
Balance, beginning of year	-	-	-
Options granted in a form of Unit	669,700	R$91.18	R$59,12

Balance, end of year	669,700	R$91.18	R$59,12

Options exercisable as of year-end	-	-	-

       The main conditions of the options outstanding as of December 31, 2002 are as follows:

Exercise price	Quantity of options (in thousands of Units)	Weighted average remaining contractual life
R$93.10	603,300	4.1
109.10	3,400	4.3
84.00	10,000	4.6
70.48	18,000	4.6
R$69.04	35,000	4.9

	669,700

Note 26 - Comprehensive Income

HOLDINGS

	For the year ended December 31,
	2000	2001	2002
Net income reported in statement of income	R$367	R$485	R$476

Unrealized holding gains (losses) arising during the period:
Unrealized gains (losses) on securities available for sale	6	(18)	(145)
Unrealized losses on cash flow hedging instruments	-	-	(18)

Other comprehensive income (loss) before tax	6	(18)	(163)
Income tax related to items of other comprehensive income	(2)	6	55

Other comprehensive income (loss), net of tax	4	(12)	(108)

Comprehensive income	R$371	R$473	R$368

       Accumulated other comprehensive loss is as follows:

	For the year ended December 31,
	2000	2001	2002
Beginning balance	R$(25)	R$(21)	R$(33)
Current period change	4	(12)	(108)

Ending balance	R$(21)	R$(33)	R$(141)

UNIBANCO

	For the year ended December 31,
	2000	2001	2002
Net income reported in statement of income	R$628	R$825	R$803

Unrealized holding gains (losses) arising during the period:
Unrealized gains (losses) on securities available for sale	10	(29)	(242)
Unrealized losses on cash flow hedging instruments	-	-	(30)

Other comprehensive income before tax	10	(29)	(272)
Income tax related to items of other comprehensive income (loss)	(4)	10	92

Other comprehensive income(loss), net of tax	6	(19)	(180)

Comprehensive income	R$634	R$806	R$623

       Accumulated other comprehensive income (loss) is as follows:

	For the year ended December 31,
	2000	2001	2002
Beginning balance	R$(41)	R$(35)	R$(54)
Current period change	6	(19)	(180)

Ending balance	R$(35)	R$(54)	R$(234)

Note 27 - Fair Value of Financial Instruments

       SFAS 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments, whether or not required to be recognized in the consolidated balance sheet, for which it is practicable to estimate such fair value. SFAS 107 defines a financial instrument as cash, evidence of ownership interest in an entity or a contractual obligation or right that will be settled with another financial instrument.

       In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Fair value estimates derived through those techniques cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all non-financial instruments, including intangibles, from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

       The following table summarizes the carrying amount and fair value estimates for our financial instruments:

	As of December 31,
	2001		2002
	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash, due from banks and short-term investments	R$5,190	R$5,193	R$16,804	R$16,804
Central Bank compulsory deposits	1,561	1,561	3,926	3,926
Trading assets, including derivatives	11,803	11,803	5,299	5,299
Securities available for sale	3,132	3,132	6,196	6,196
Securities held to maturity	661	650	6,622	5,608
Gross loans, excluding leases	23,190	22,541	24,734	23,908
Liabilities
Deposits	18,555	18,559	26,055	26,067
Federal funds purchased and securities
sold under repurchase agreements	7,587	7,587	13,806	13,806
Short-term borrowings	6,240	6,239	6,305	6,305
Long-term debt	7,847	7,852	10,928	10,408
Derivatives liabilities (a)	143	143	467	467
__________________
(a)	Recorded as other liabilities. See Note 17.

       We have reviewed the outstanding portion of commitments to extend credit as well as standby and other letters of credit, and have determined that the difference between the amounts committed and the fair value of such financial instruments is not material.

       Fair value estimates, methods and assumptions are set forth below for our financial instruments.

Financial assets

Cash, due from banks and short-term investments and Central Bank compulsory deposits

       The carrying amounts reported in the consolidated balance sheet for cash, due from banks and short-term investments and Central Bank compulsory deposits approximate their fair values. Short-term investments include: interest-bearing deposits in other banks, federal funds sold and securities purchased under resale agreements, all of which generally have original maturities of less than 90 days, except for R$339 in 2001 and R$352 in 2002 of interest-bearing deposits in other banks with original maturities higher than three months.

Trading assets, including derivatives

       Fair values for trading assets, which also are the amounts recognized in the consolidated balance sheet, are based on quoted market prices when available or quoted market prices of comparable instruments (see Note 6). The fair value of derivatives are based on the average rate in effect on the market on the last business day of the year for operations with similar maturities and indices, as informed by BM&F and trade associations, including the derivatives recorded as “Other liabilities”.

Securities available for sale

       Fair values for securities available for sale, which also are the amounts recognized in the consolidated balance sheet, are based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. See Note 7 for further details regarding the amortized cost and fair values of securities available for sale.

Securities held to maturity

       Held to maturity securities are carried at amortized cost. Fair values are based on quoted market prices of comparable securities. See Note 8 for further details regarding the amortized cost and fair values of held to maturity securities.

Loans

       Fair values for loans are estimated by groups of loans with similar financial and risk characteristics. Loans are segregated by type, including commercial and industrial, real estate, credit card and other consumer loans, agricultural, import and export financing and international. Each loan type is further segmented into fixed and variable rate interest terms and by corresponding credit categories in order to estimate their fair value.

       The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent in the loan type at each reporting date. The fair values for impaired loans are based on discounting estimated cash flows using a rate commensurate with the risk associated with the estimated cash flows, the loan's quoted rate, if available, or the value of any underlying collateral. Assumptions regarding cash flows and discount rates are determined using available market information and specific borrower information.

Financial liabilities

Deposits

       The carrying amounts reported in the consolidated balance sheet for deposits from banks (interbank deposits) approximate their fair values.

       The fair values disclosed for demand deposits (non-interest bearing checking accounts and savings accounts) are, by SFAS 107 definition, equal to the amount payable on demand at the reporting date (i.e. their carrying amounts).

       Fair values for time deposits are estimated using a discounted cash flow calculation that applies interest rates offered by us on certificates at each reporting date to an estimate of aggregate expected maturities for those deposits.

Short-term borrowings

       The carrying amounts of federal funds purchased and securities sold under repurchase agreements, import and export financing and other short-term borrowings approximate their fair values.

       The fair value for variable-rate and fixed-rate commercial paper are estimated using a discounted cash flow calculation based on market interest rates for similar instruments.

Long-term debt

       The fair value for variable-rate and fixed-rate Euronotes and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the year, for similar instruments.

       The fair value for mortgage indebtedness are estimated using a discounted cash flow calculation based on market interest rates for similar instruments.

       The fair value of Notes issued under securitization arrangements was computed considering the value that could be obtained in corresponding market.

       The carrying amounts of other long-term debt instruments approximate their fair values since these bear floating rates comparable to those being currently presents in the market.

Derivatives

       The fair value of derivatives is included with trading assets and other liabilities as described in Note 2 (d) and (e) and as presented in Notes 6 and 17. See Note 28 for the notional value and estimated fair value of our derivative financial instruments.

Off-balance sheet financial instruments

       The fair value of commitments to extend credit is estimated based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit quality of the counterparties. The fair value of standby and commercial letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with the counterparties.

Note 28 – Derivatives and Off-Balance Sheet Financial Instruments

Risk Management

       We continuously strive to improve our risk management practices, which we have integrated into the various levels of our organization. A separate department that is headed by our chief financial officer is responsible for identifying, measuring and managing market, credit and operational risk institution-wide. In addition, some business divisions, due to their specific risk exposures, have dedicated risk management staff. The risk committee, composed of senior management, evaluates the risks involved in our activities and proposes risk management policies accordingly.

Credit Risk

       Our credit policy is designed to manage risk while maintaining the flexibility required by market conditions and the needs of our customers. We limit our credit risk exposure by avoiding concentration on clients and particular sectors that we believe have high risk factors. We have various approval levels for both retail and wholesale credit applications. Depending on the size and type of exposure and the customer’s prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. Our centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail credit committees. We pre-approve credit limits to our customers for different types of credit lines based on their creditworthiness and size.

       Corporate Credit. We base each credit decision on the following factors: financial history, cash flows, quality of management, relationship history, market conditions and other factors relating to credit risk. We employ an internal credit rating system, which ranks companies based on quantitative criteria, such as recent financial data, and qualitative aspects, such as management and succession issues. We review credit lines for corporate clients every 60 to 360 days, depending on the borrower’s rating and the external credit environment.

       Retail Credit. Credit management in the retail banking business, which is characterized by the processing of a large volume of credit requests, requires specialized systems and processes. We use a wide range of statistical tools to evaluate retail credit requests. These tools, which include credit and behavior scoring, are backed by dedicated systems that were developed by us as well as by outside consultants. Our automated credit system is a special software program that services loans at all stages from their inception.

Market Risk

       We believe we have a conservative policy regarding market risk exposures. The market risk exposure of our portfolio is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees.

       We limit our market risk exposure by managing our currency, maturity, and interest rate mismatches. Securities, derivatives, loans and fundings are analysed on a consolidated basis. Derivatives play an important role in managing asset and liability mismatches.

       Exposure limits for our treasury unit are established considering market volatilities, scenario forecasts, opportunity for profit and the funding needs of the commercial bank. Trading and positioning activities are conducted within clear limits suggested by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

       We employ the “value at risk,” or VAR, methodology for evaluating our risks. Procedures such as back testing are used to ensure the model’s precision and consistency. The analysis captures all financial assets and liabilities, including derivative instruments. We also make use of stress testing evaluation, based on hypothetical macroeconomic scenarios, in order to prevent strong adverse impacts on the results.

       Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitores from the offices in São Paulo. Trading limits and strategies are defined by head office and all trading positions are consolidated in centralized databases.

Derivatives

       We use a variety of derivatives, such as forwards, futures, swaps and options, as part of our overall asset and liability risk management. As required by SFAS 133, all these transactions are recorded at fair value as either assets or liabilities and are designated as hedging or non-hedging transactions.

       The following table presents the contract/notional at fair value and credit risk amounts at December 31, 2001 and 2002 of derivative positions held for trading and hedging purposes.

	As of December 31,
	2001		2002
	Contract/Notional at fair value (1)	Credit risk	Contract/Notional at fair value (1)	Credit risk
Interest rates:
Swap contracts	R$3,495	R$379	R$1,828	R$297
Swap contracts with daily reset	-	-	(18)	-
Future contracts	(3,481)	-	4,853	-
Forward contracts	(31)	-	-	-
Foreign currency:
Swap contracts	(3,195)	33	(1,886)	111
Swap contracts with daily reset	-	-	18	-
Future contracts	(948)	-	1,325	-
Exchange coupon:
Future contracts	(534)	-	(2,628)	-
Equity securities:
Option contracts	R$1	R$-	R$2	R$-

Total derivative assets		R$412		R$408

____________________
(1) Includes both long and short positions, net.

Non-hedging transactions

      Interest rate and currency swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The original maturity on these contracts at December 31, 2002 ranges from 2 days to 6 years. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions, due to movements in interest rates and the exchange rate of currencies. The total credit exposure associated with interest rate and currency swaps totaled receivables in the amounts of R$412 and R$408 that are classified as “Trading assets” at December 31, 2001 and 2002, respectively. Additionally, we have liabilities related to other interest rate and currency swaps in the amounts of R$112 and R$467 that are classified as “Other liabilities” at December 31, 2001 and 2002, respectively. At December 31, 2002 the provision for probable losses related to credit risk in the swaps was R$1.

      Interest rate and currency futures and interest rate forward contracts are contracts for the delayed delivery of an instrument at a specified price or yield. The notional amounts represent the face value of the underlying instrument for which daily cash settlements of the price movements are made for the future contracts. The forward contracts which have monthly cash settlements and the amount of liabilities we provided for is R$31 at December 31, 2001. Maturities of these contracts at December 31, 2002 range from 2 days to 3 years. The credit risk associated with future and forwards contracts is minimized due to daily or monthly cash settlements.

      Options are contracts which (i) transfer, modify, or reduce interest rate risk, or (ii) allow us to purchase or sell an equity security in exchange for the payment of a premium at inception of the contract. As a purchaser of options, we pay a premium and as the writer of options, receive a premium in exchange for bearing the risk of unfavorable movements in future interest rates and market prices for the underlying equity security. We have one contract with original maturity of 5 years. We had no credit exposure associated with purchased equity securities option in 2001 and 2002.

Hedging transactions

      At December 31, 2001 we did not have derivatives designated as hedges. At December 31, 2002, we designated several swap contracts indexed to US dollar with notional amounts of R$106, as hedge of the changes in fair value of part of our time deposits in US dollar due to both, foreign exchange and interest rate risks. The hedged time deposits were also adjusted to market value with changes in fair value reported in current earnings.

      At December 31, 2002 we also designated future contracts indexed to the Brazilian benchmark interest rate with notional at fair value of R$1,021 as hedge of the variability in expected future cash flows associated with the interest expenses on part of our time deposits indexed to Brazilian interbank interest rate. During the next twelve months we expect to reclassify to earnings R$22 of pretax net losses, or R$15 after tax, on cash flow hedge derivatives currently reported in “accumulated other comprehensive losses” in the pretax amount of R$30. If at any time, we determine that these derivatives are not expected to be or have ceased to be highly effective as a hedge, the derivative expires or is sold, or we discontinue the derivative’s hedge designation we will discontinue the hedge accounting. In those circumstances, amounts included in “Accumulated other comprehensive losses” will be recognized in earnings. Otherwise, the amounts included in “Accumulated other comprehensive losses” will be recognized in earnings as changes in the expected cash flows from the hedged interest expenses on time deposits occur.

      For the year ended December 31, 2002, we recognized no gain or loss regarding the ineffectiveness of our cash flow or fair value hedges.

      The carrying value, represented by fair value, of all the derivatives described above and are included in trading account assets and in other liability - derivative liability as summarized in Notes 6 and 17.

Financial guarantees

       As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers which are summarized as follows:

	Contractual amounts
	As of December 31,
	2001	2002	Less than one year	1 to 3 years	3 to 5 years	After 5 years	No stated maturity
Co-obligation for credit assignment	R$216	R$15	R$15	R$-	R$-	R$-	R$-
Guarantees	4,002	4,251	1,466	354	524	893	1,014
Standby letters of credit and other letters of credit	79	302	302	-	-	-	-

       The carrying value of financial guarantees are recorded in "Other liabilities" and amount R$10, including the provision for probable losses in the amount of R$3.

       Standby letters of credit and guarantees are our conditional commitments to guarantee the performance of a customer to a third party in borrowing arrangements. Other letters of credit are issued to support transactions on behalf of customers.

       In the ordinary course of our business, we enter into contracts that contain indemnification provisions. These provisions require us to make payments to another party in the event that certain events occur. Many of these provisions call for us to indemnify the other party against loss in the event that we fail to perform our obligations under the contract. These performance guarantees are not subject to disclosure. Other types of indemnification agreements that function as financial guarantees are considered to have remote risk of loss experience is negligible and maximum exposure to loss is not possible to estimate due to the pervasive, yet low risk, nature of these agreements.

       At December 31, 2001 and 2002 we have contractual amounts of R$14,806 and R$11,207, respectively, of unfounded commitments to extend credit for a specified time period to lend to a customer who has complied with predetermined contractual conditions. These contracts have maturity less than one year and can be renewed.

       The maximum potential credit risk of these contracts is equal to the contractual amounts shown above if the counterparty does not perform under the respective contract. Generally, these contracts expire without being drawn upon; therefore, the contractual amounts are not indicative of the actual credit exposure or future cash flow requirements for such commitments. To mitigate credit risk, we may require the counterparty to pledge collateral in the form of cash, securities or other assets to support the extension of credit similar to the collateral required for our lending operations.

Note 29 - Commitments and Contingent Liabilities

Assets under management

       We manage a number of investment funds which are available to institutional investors and the general public. These assets in the amount of R$20,397 and R$18,384 at December 31, 2001 and 2002, respectively, are not included in our consolidated balance sheet. Fees are generally charged monthly, at average rates of 1.3% per year (for 2002, 2001 and 2000) of the market value of the assets under management. We do not guarantee minimum returns on such funds.

Litigation

       We and our subsidiaries are defendants in several legal actions, mainly relating to income taxes, indirect taxes and labor claims. Based on the advice of our external legal counsel, we believe that an unfavorable outcome in any or all of these actions will not have a material effect on our financial condition or results of operations.

       The changes in the provision for probable losses in 2000, 2001 and 2002 were as follows:

	As of December 31,
	2000	2001	2002
Balance, beginning of year	R$821	R$1,266	R$1,396
Provisions of acquired companies	411	-	-
Provision charged	209	284	407
Payments	(158)	(147)	(244)
Reversal of provisions no longer required	(17)	(7)	(106)

Balance, end of year (Note 17)	R$1,266	R$1,396	R$1,453

Other commitments

        We lease many properties under standard real estate leases that can be canceled at our option and include renewal options and escalation clauses. Rescission of real estate leases did not involve material penalties in 2000 and 2001 and were R$28 in 2002. Expenses of real estate leases were R$89, R$114 and R$118, in 2000, 2001 and 2002, respectively. The following table set forth the real estate leases commitments:

2003	R$114
2004	97
2005	75
2006	55
2007	38
Thereafter	105

Total	R$484

       Our monthly amount of rental payments with no stated maturity in renew process and under litigation is R$2.

Note 30 - Regulatory Matters

       We are subject to regulation by the Central Bank, which promulgates various regulations regarding currency and credit policies for financial institutions operating in Brazil. Additionally, the Central Bank determines minimum capital requirements, lending limits, accounting practices and compulsory deposit requirements (see Note 5). Failure to meet these requirements is subject to penalties imposed by Central Bank.

       The Central Bank requires banks to comply with regulations, which currently are similar to the Basle Accord as regards capital adequacy, except for the 11% capital minimum requirement.

       In accordance with Central Bank rules, banks are required to calculate compliance with the minimum requirement on either a partial consolidated basis (considering only the institutions regulated by the Central Bank, including investments and branches abroad or full consolidated basis (considering all institutions owned by the banks, including insurance, savings and annuities products, private retirement and credit card companies). The minimum capital ratio requirement in Brazil is 11%. The following table sets forth the capital ratios:

	As of December 31,
	Partial consolidation (a)		Full consolidation (b)
	2001	2002	2001	2002
In accordance with Brazilian Central
Bank requirements
Tier I Capital	13.71%	13.82%	14.63%	13.91%
Tier II Capital	0.01	1.89	0.01	1.74

Total Capital	13.72%	15.71%	14.64%	15.65%

______________
(a)	Partial consolidation excludes non-financial subsidiaries.
(b)	Full consolidation includes both financial and non-financial subsidiaries.

       Currently, the Central Bank does not limit the amount of dividends which may be paid subject to the capital requirements set forth above. As of each reporting date, we were in compliance with all capital requirements imposed by the Central Bank.

       Additionally, the Central Bank limits the amount of investments in consolidated subsidiaries not engaged in banking, leasing or securities activities and in unconsolidated companies, premises and equipment and intangible assets to 70% of stockholders’ equity on a consolidated basis. The Central Bank also limits unconsolidated investments, premises and equipment and intangible assets to 70% of stockholders’ equity on a full consolidated basis. On June 30, 2002 and December 31, 2002 this limit was reduced to 60% and 50%, respectively. At December 31, 2001 and 2002 our total investment in such assets was less than the Central Bank limit.

Note 31 - Segment Information

       We operate principally in the retail banking, wholesale banking, insurance and asset management industries. See further details in Note 1.

       The following table presents a summary of our operations for the year ended December 31, 2000, 2001 and 2002, by segment, in accordance with SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”.

       In order to improve the presentation, prior periods amounts relating to our private banking and our savings and annuities products were reclassified from wholesale banking and insurance to wealth management and retail banking, respectively, for comparative purposes to conform to the current period presentation, due to change in our business segment.

	For the year ended December 31, 2000
	Retail banking	Wholesale banking	Insurance	Wealth management	Eliminations	Total

Net interest income	R$1,724	R$605	R$348	R$31	R$-	R$2,708
Provision for loan losses	(505)	(163)	3	(11)	-	(676)
Insurance and private
retirement plan premiums	-	-	794	-	-	794
Equity in earnings of
unconsolidated companies	143	1	1	19	-	164
Fee and commission income	841	149	(2)	234	88	1,134
Other non-interest income	779	106	12	1	23	875
Salaries and benefits and
administrative expense	(2,155)	(350)	(186)	(168)	(39)	(2,820)
Insurance and private
retirement plan expenses	-	-	(791)	-	(41)	(750)
Other non-interest expense	(552)	(142)	(44)	(11)	(31)	(718)

Income before taxes and minority
interest.	275	206	135	95	-	711
Income taxes	12	29	(35)	(20)	-	(14)
Minority interest	5	-	(72)	(2)	-	(69)

Net income	R$292	R$235	R$28	R$73	R$-	R$628

	For the year ended December 31, 2001
	Retail banking	Wholesale banking	Insurance	Wealth management	Eliminations	Total

Net interest income	R$3,251	R$485	R$368	R$69	R$-	R$4,173
Provision for loan losses	(1,034)	(72)	3	3	-	(1,100)
Insurance and private
retirement plan premiums	-	-	1,046	-	-	1,046
Equity in earnings of
unconsolidated companies	209	(7)	11	22	-	235
Fee and commission income	1,258	223	1	264	93	1,653
Other non-interest income	562 (a)	247 (a)	46	-	28	827
Salaries and benefits and
administrative expense	(3,221)	(380)	(242)	(194)	(37)	(4,000)
Insurance and private
retirement plan expenses	(1)	-	(1,006)	-	(52)	(955)
Other non-interest expense	(711)	(179)	(61)	(13)	(32)	(932)

Income before taxes
and minority interest	313	317	166	151	-	947
Income taxes	(2)	25	(24)	(37)	-	(38)
Minority interest	(9)	-	(72)	(3)	-	(84)

Net income	R$302	R$342	R$70	R$111	R$-	R$825

Identifiable assets	R$22,859	R$26,440	R$3,675	R$528	R$120	R$53,382

__________________
(a)	Includes R$282 of exchange gains on net foreign assets abroad, allocated between the retail and wholesale banking segments base on the net interest (after provision for loan losses) of each segment.

	For the year ended December 31, 2002
	Retail banking	Wholesale banking	Insurance	Wealth management	Eliminations	Total

Net interest income	R$3,214	R$1,334	R$693	R$61	R$-	R$5,302
Provision for loan losses	(1,030)	(269)	1	7	-	(1,291)
Insurance and private
retirement plan premiums	-	-	1,291	-	-	1,291
Equity in earnings of
unconsolidated companies	194	(21)	6	5	-	184
Fee and commission income	1,330	292	1	300	69	1,854
Other non-interest income	878	(982)	8	3	20	(113)
Salaries and benefits and
administrative expense	(3,315)	(333)	(255)	(213)	(41)	(4,075)
Insurance and private
retirement plan expenses	-	-	(1,306)	-	-	(1,306)
Other non-interest expense	(891)	(167)	(178)	(16)	(48)	(1,204)

Income before taxes
and minority interest	380	(146)	261	147	-	642
Income taxes	78	295	(57)	(40)	-	276
Minority interest	(2)	-	(112)	(1)	-	(115)

Net income	R$456	R$149	R$92	R$106	R$-	R$803

Identifiable assets	R$23,889	R$41,864	R$4,720	R$2,156	R$641	R$71,988

       Our operations are primarily carried out in Brazil; however, we have operations in the United States, the United Kingdom, the Bahamas, Grand Cayman, Luxembourg and Paraguay, none of which are individually material to Unibanco and its subsidiaries as a whole.

Note 32 - Parent Company Financial Information

       Condensed financial information of Holdings, the Parent Company, is presented below:

	As of December 31,
Balance sheet:	2001	2002
Interest-bearing deposits with banks	R$9	R$9
Investment in Unibanco	3,584	3,759
Dividends receivable	100	105
Other assets	1	2

Total assets	R$3,694	R$3,875

Short-term borrowings	R$1	R$-
Dividends payable	100	104
Other liabilities	7	9
Stockholders' equity	3,586	3,762

Total liabilities and stockholders' equity	R$3,694	R$3,875

	For the year ended December 31,
Statement of income:	2000	2001	2002
Interest on deposits in banks	R$-	R$1	R$1
Dividends from Unibanco	167	188	198
Equity in undistributed earnings of Unibanco	204	297	278
Amortization of negative goodwill	1	-	-
Non-interest expense	5	1	1

Net income	R$367	R$485	R$476

Statement of cash flows:
Operating activities:
Net income	R$367	R$485	R$476
Less - Equity in earnings of Unibanco	371	485	476
Amortization of negative goodwill	1	-	-
Change in assets and liabilities
Other assets	(8)	(20)	7
Other liabilities	12	21	(6)

Net cash provided by operating activities	(1)	1	1

Investing activities:
Cash dividends received	163	165	194
Cash dividends paid	(155)	(165)	(194)
Purchase of additional investment in Unibanco	(658)	(11)	-

Net cash used in investing activities	(650)	(11)	-

Financing activities:
Proceeds from the issuance of stock	658	11	-

Net increase (decrease) in short-term borrowing	-	1	(1)

Net cash provided by financing activities	658	12	(1)
Net increase in cash and cash equivalents	7	2	-
Cash and cash equivalents at beginning of year	-	7	9

Cash and cash equivalents at end of year	7	9	9

Note 33 - Subsequent Events

      (a) On February 12, 2003 Unibanco’s Board of Directors and the Holdings’ Board of Directors authorized for a period of three months, the acquisition at market prices of up to 256,178,254 Unibanco common shares, 3,033,185,661 Unibanco preferred shares and 3,033,185,661 Holdings Class “B” preferred shares, to be held in treasury for subsequent sale or cancellation, without capital reduction.

      Up to May 12, 2003, 228,000,000 Unibanco preferred shares, 167,225,000 Units and 372,900 GDS issued by both Unibanco and Holdings were repurchased. Through a “Share Exchange Agreement”, Unibanco assigned and transferred to Holdings 353,675,000 Class “B” preferred shares issued by Holdings acquired in the form of Unit or GDS and Holdings assigned and transferred to Unibanco 353,675,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 935,350,000 preferred shares at an average price of R$46.16 as treasury stocks. The minimum and maximum acquisition prices were R$ 33.76 and R$54.15, respectively. Holdings recorded 353,675,000 preferred shares Class “B”, at an average price of R$47.85 per thousand shares as treasury stocks.

      (b) On April 28, 2003 the Holdings’ General meeting, permitted the conversion of Class “A” preferred shares into Class “B” preferred shares, the latter regarded as equities enjoying greater liquidity, since they are included in the Units. The ratio of conversion of Class “A” preferred shares into Class “B”preferred shares will be one-to-one, at the stockholders’ discretion.

      (c) In June, 2003 we announced that we have retained Credit Suisse First Boston as our adviser in the structuring of a public conversion offer, exclusively for the Brazilian market. The conversion offer will enable the holders of preferred shares issued by Unibanco to convert them into Units under the same terms of the 1997 conversion offer that followed the global ADR offer which opened the trading of Units in the NYSE in the form of ADRs. Therefore, if the conversion offer is successful, there will be an increase in liquidity for the Units in the domestic market and the holders of preferred shares will migrate to our most liquid security. The holders of preferred shares who decide to adhere to the conversion offer will receive dividends which are up to 4.7% less than what they would have received if they had decided otherwise. Such estimate is based on the payments of dividends made in the last 5 fiscal years. The consummation of the transaction is subject to the approval by and consequent registration with the Brazilian Securities Commission - CVM of the structure to be proposed by the companies involved, as well as its approval by the boards of directors.

Credicard S.A. Administradora de Cartões
de Crédito

(A free translation of the original report in Portuguese containing financial statements prepared in accordance with accounting practices adopted in Brazil.)

Independent auditors’ report

The Administrative Council and Shareholders
Credicard S.A. Administradora de Cartões de Crédito
São Paulo — SP

We have examined the balance sheets of Credicard S.A. Administradora de Cartões de Crédito as of December 31, 2002 and 2001 and the related statements of earnings, changes in shareholders’ equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards applied in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information which is disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Credicard S.A. Administradora de Cartões de Crédito as of December 31, 2002 and 2001, and the results of its operations, changes in its shareholders’ equity and changes in its financial position for the years then ended, in accordance with accounting practices adopted in Brazil.

January 31, 2003

/s:/ KPMG Auditores Independentes
CRC 2SP014428/O-6

Original signed in Portuguese
Jose Marcelo Bessan	Giuseppe Masi
Accountant CRC 1SP129705/O-0	Accountant CRC 1SP176273/O-7

Credicard S.A. Administradora de Cartões de Crédito

Balance sheets

December 31, 2002 and 2001

(In thousands of Reais)

Assets	2002	2001

Current	2,544,895	2,978,523

Cash and cash equivalents	2,063	8,035
Short-term investments	-	344,249
Accounts receivable from cardholders	2,422,272	2,503,814
Income tax withheld	7,764	15,936
Other accounts receivable	116,448	108,148
Doubtful receivables	300,763	439,134
Allowance for doubtful receivables	(318,911)	(450,403)
Prepaid expenses	14,496	9,610

Long-Term	285,033	307,684

Deferred income and social contribution taxes	285,033	307,541
Other	-	143

Permanent	155,941	116,271

Fixed assets	78,536	68,990
Investments in subsidiaries	25,833	1,654
Other investments	7,662	7,658
Deferred charges	43,910	37,969

	2,985,869	3,402,478

Liabilities	2002	2001

Current	2,317,006	2,795,366

Accounts payable - Acquirers	1,789,911	2,212,941
Labor obligations	23,869	22,046
Taxes payable	30,736	52,464
Prepaid membership fees	217,253	226,832
Borrowings	31,679	32,233
Other accounts payable	223,558	248,850

Long-term	350,740	309,820

Provision for tax risks and
other contingent liabilities	350,740	309,820

Shareholders' equity	318,123	297,292
Capital stock	191,000	191,000
Capital reserve	41,738	23,749
Revenue reserve	38,200	21,200
Retained earnings	47,185	61,343

	2,985,869	3,402,478

See the accompanying notes to the financial statements.

Credicard S.A. Administradora de Cartões de Crédito

Statements of earnings

Years ended December 31, 2002 and 2001

(In thousands of Reais, except net income per share)

	2002	2001
Gross operating revenue
Operating income	2,355,627	2,374,726
Service tax	(48,044)	(49,148)
COFINS tax	(75,220)	(73,674)
Net financial income deducted of financial expenses
of R$ 123,160 in 2002 and R$ 69,967 in 2001	51,120	50,931

	2,283,483	2,302,835

Operating (revenue) expenses
Administrative and general	1,401,463	1,267,169
Depreciation and amortization	47,734	43,825
Allowance for doubtful receivables	309,084	394,511
Equity in the income (losses) of subsidiaries	(13,878)	(1,203)

	1,744,403	1,704,302

Operating income	539,080	598,533

Non operating results	31,733	(3,090)

Income before income and
social contribution taxes	570,813	595,443

Social contribution tax	(43,318)	(56,382)

Income tax	(133,766)	(132,671)

Net income for the year	393,729	406,390

Net income per share - R$	10.14	10.47

See the accompanying notes to the financial statements.

Credicard S.A. Administradora de Cartões de Crédito

Statements of changes in shareholders' equity

Years ended December 31, 2002 and 2001

(In thousands of Reais)

		Capital reserve	Revenue reserve
					Total
	Capital stock	Fiscal incentives	Legal reserve	Retained earnings	2002	2001

Balances at January 1st	191,000	23,749	21,200	61,343	297,292	233,698

Fiscal incentives	-	17,989	-	-	17,989	17,304

Distribution of interim dividends	-	-	-	(61,343)	(61,343)	(35,372)

Net income for the year	-	-	-	393,729	393,729	406,390

Prior-year adjustments
(Note 10g)	-	-	-	18,226	18,226	-

Distributions:
Legal reserve	-	-	17,000	(17,000)	-	-
Distribution of dividends	-	-	-	(347,770)	(347,770)	(324,728)

Balances at December 31st	191,000	41,738	38,200	47,185	318,123	297,292

See the accompanying notes to the financial statements.

Credicard S.A. Administradora de Cartões de Crédito

Statements of changes in financial position

Years ended December 31, 2002 and 2001

(In thousands of Reais)

	2002	2001
Sources of funds
From operations
Net income for the year	393,729	406,390
Revenue (expenses) not affecting working capital:
Equity in the income (loss) of subsidiaries	(13,878)	(1,203)
Depreciation and amortization	47,734	43,825
Provision for losses with tax incentives	17,989	17,304
Prior-year adjustment	18,226	-
Increase in long-term liabilities	40,920	589
Results on sale of fixed assets	(30,590)	464

	474,130	467,369
Dividends received from subsidiaries	-	1,165

From third parties
Disposal of fixed assets	23,851	210
Decrease in long-term assets	22,651	-

	46,502	210

	520,632	468,744

Application of funds
Investments in
Fixed assets	48,133	22,208
Deferred charges	8,349	28,140
Investments	10,305	28

	66,787	50,376
Dividends distributed	409,113	360,100

Increase in long-term assets	-	46,923
	475,900	457,399

Increase in net working capital	44,732	11,345

Changes in net working capital
Current assets	(433,628)	126,936
Current liabilities	(478,360)	115,591

Net working capital	44,732	11,345

See the accompanying notes to the financial statements.

Credicard S.A. Administradora de Cartões de Crédito

Notes to the financial statements
Years ended December 31, 2002 and 2001
(In thousands of Reais)

1   Operations

The Company issues and administers both its own and third parties’ credit cards, obtains financing from financial institutions in the name of and on the part of cardholders and concedes guarantees to cardholders.

Credicard S.A. has started a process to segregate the processing and issuance and card management businesses, resulting the units of Issuance and Management of Cards (Credicard) and Services and Processing of Commercial Information (Orbitall).

2   Description of significant accounting policies

The financial statements were prepared in accordance with the accounting practices derived from the Brazilian Corporation Law.

a. Recognition of revenues

Income and expenses are allocated to the statement of earnings on the accrual basis.

Annual cardholder fees are recorded under the caption “Prepaid membership fees” in the current liabilities upon billing and are allocated to the statement of earnings over the service period.

Remuneration for guarantees provided is allocated daily to the statement of earnings on a “pro rata” basis, over the terms of the operations.

The income tax of the year was calculated at the rate of 15%, plus surtaxes provided for in current law. The social contribution tax was calculated at the rate of 9%. The provision for these taxes considering the applicable portion of tax incentives is shown under “Taxes payable”, deducted by the amounts prepaid during the period.

Tax credits arising from temporary differences related to additions to book income, basically Allowance for Doubtful Receivables and Provision for Tax, Civil and Labor Contingencies, will be deductible in future years are recognized in the amount considered recoverable and stated under “Long-term assets”. Management expects that such tax credits will be fully utilized with profits to be generated in the next 3 years.

b. Accounts receivable from cardholders

Accounts receivable from cardholders represent purchases made by cardholders, and mature in an average of 30 days. Contractual charges are added to bills not paid on time, until the date they are transferred to “Doubtful receivable”, which occurs on average in 71 days after the maturity date. Purchases made abroad are restated according to the foreign exchange U.S. dollar floating rate prevailing on the balance sheet date.

c. Doubtful receivables

Doubtful receivables represent balances of defaulting cardholders. There are collection lawsuits in process for recovery of these receivables.

d. Allowance for doubtful receivables

The allowance is established in an amount considered sufficient to absorb future losses on collection of account receivable from cardholders. The criteria used consider the application of the historic real percentage of losses of the portfolio in each band of delay and on the balance to fall due.

e. Permanent

Fixed assets and deferred charges are recorded at purchase cost, adjusted for monetary correction up to December 31, 1995, less accumulated depreciation and amortization, calculated by using the straight-line method at rates which take into account the estimated useful lives of the assets.

Investments in subsidiaries are valued by using the equity method. Other investments are stated at cost, adjusted for monetary correction up to December 31, 1995.

f. Accounts payable — Acquirers

“Accounts payable — Acquirers” account refers to amounts payable to Redecard S.A. (Company owned by the same shareholders of Credicard, responsible for the relationship with establishments) and other acquirers for transactions carried out by cardholders with the network of establishments.

g. Borrowings

Borrowings are stated at principal, plus contractual charges up to the financial statement closing date. These charges are shown as financial expenses.

3   Other accounts receivables

Other accounts receivables are composed primarily of accounts receivable transferred to Caixa Econômica Federal of R$ 44,461 (Note 10f); services rendered of R$ 39,078 (R$ 39,558 in 2001); judicial deposits of R$ 11,083 (R$ 10,722 in 2001); accounts receivable from licensed third parties in the amount of R$ 394 (R$ 24,721 in 2001) and marketing funds of R$ 75 (R$ 10,999 in 2001).

4   Fixed assets

	Annual depreciation rate %	2002	2001

Furniture and fixtures	10	16,315	15,203
Facilities	10	9,090	8,624
Equipment	10, 20 and 40	223,462	199,083
Vehicles	20	1,093	1,163
Trademarks and patents	-	157	140
Leasehold improvements	(*)	23,977	23,512

Total		274,094	247,725

Accumulated depreciation		(195,558)	(178,735)

		78,536	68,990

(*) In accordance with the terms of the respective rental contracts.

5   Investments in subsidiaries

The investments in subsidiaries are as follows:

	Orbitall Serviços e Processamento de Informações Comerciais Ltda.		Credicard Comercial e Importadora Ltda.		Total

	2002	2001	2002	2001	2002	2001
Position of subsidiaries:
Capital	11,600	1,100	98	98
Net income for the period	13,884	1,773	(6)	30
Shareholders' equity	25,495	1,310	338	344
Number of quotas	1,099,635	1,099,635	98,000	98,000

Investment position:
Percentage of ownership	100%	100%	99.9969%	99.9969%
Equity pick-up	13,884	1,173	(6)	30	13,878	1,203
Book value of investments	25,495	1,310	338	344	25,833	1,654

(i) On April 2002, Credicard increased Orbitall’s capital through the transference of fixed assets of R$ 8,193 and investment in cash of R$ 2,107.

6   Borrowings

	Balances at 12/31/02	Average Interest rates	Maturity	Guarantees	Balances at 12/31/01

Foreign
borrowings	31,679	15% p.a. + exchange variation	2/24/03	-	32,233

7   Other accounts payable

	2002	2001

Accounts payable	12,607	24,527
Employees' participation program	42,126	35,356
Insurance premium payable	12,506	9,773
Other sales expenses	19,421	22,502
Technological operations	37,863	49,072
Commissions to associated banks	12,917	13,403
Sales incentive plan	47,677	36,340
Interest payable - Card holders	11,257	37,578
Other	27,184	20,299

	223,558	248,850

8   Capital stock

Share capital is represented by 38,813,332 common nominative shares with no par value.

The minimum compulsory dividend corresponds to 1% of net income for the year, after deduction of the legal reserve. Dividends are entered on the books when distributed and are proposed by the administrative bodies or decided on by the shareholders.

9   Transactions with related parties

Transactions with related parties are dealt in length and market conditions. Income with services rendered to third parties include the effective income incurred during the year and an estimate for December 2002:

	Accounts receivable		Accounts payable		Service fee revenues		Loan contracts/ Foreign borrowings

	2002	2001	2002	2001	2002	2001	2002	2001
Credicard
Comercial e
Importadora Ltda.	-	-	-	-	-	-	-	143

Redecard S.A.	4,900	6,180	1,396,234	1,809,628	54,703	60,540	-	-

FNC Comércio e
Participações
Ltda.	-	-	-	-	17,278	13,520	-	-

Itaucard
Financeira S.A.	14,589	28,638	-	-	214,897	250,260	-	-

Orbitall Serv. e
Process. de
Informações
Comerciais Ltda.	2,599	170	-	-	6,725	3,891	-	-

Citibank NA	-	-	-	-	-	-	31,679	32,233
Citibank S.A.	1,415	909	-	-	-	-	-	-

10   Other information

a. The expense with the provision for doubtful credits can be summarized as follows:

	2002	2001

Written-off credits	438,640	380,093
Constitution/(reversal) of provision	(131,492)	121,162
Credit right cession (Note 10f)	91,484	-
Other expenses with credit	26,753	29,339
Credit recovery	(116,301)	(136,083)

	309,084	394,511

b. Guarantees pledged to cardholders to associated financial institutions associated to the system amounted to R$ 737,871 (R$ 1,056,141 in 2001).

c. Tax, labor and civil litigation are provisioned based on external lawyer’s opinion, in the amount considered sufficient to cover expected losses. These provisions are classified as long-term liabilities.

d. The non operating results is composed, mainly, of income in the disposal of permanent assets — R$ 282 (R$ 776 in 2001), profit in the disposal of trademarks and patents of R$ 23,569, reversal of provision for losses with assets — R$ 7,329 (expense of R$ 3,566 in 2001) and other income — R$ 553 (R$ 813 in 2001).

e. In 2002, Instituto Credicard developed “Jovens Escolhas em Rede com o Futuro”, an educational program focused on the formation of young people, performed jointly with 13 NGOs (Non Governmental Organization) from the states of Bahia, São Paulo and Rio de Janeiro. Besides, the Institute supported the following projects: a) Guias Mirins de Olinda in Olinda, state of Pernambuco and b) Banco na Escola, voluntary program in São Paulo. The total amount invested by Credicard for the year was R$ 1,290 (R$ 1,290 in 2001).

f. During the last quarter of 2002, Credicard transferred  the transactions corresponding to the cards’ base sold by   Caixa Econômica Federal (Caixa). The assets  and liabilities assumed  by Caixa, due  to this transfer, amounted  to R$363,117, as well as R$ 183,465 in guarantees provided to the cardholders to the financial institutions associated to the system.

g. Prior-year adjustments: In 2002, Credicard obtained favorable decision in an order of return of the Withholding Tax on Net Income — ILL, paid from 1989 to 1992. This tax was considered unconstitutional by the Federal Supreme Court, in 1995, and the Federal Senate suspended its liability through Resolution 82/96.

The tax credit corresponding to the original amount monetarily corrected, in the amount of R$ 18,226, was accounted for directly to credit of the “Retained earnings” account, since, during the year that the respective events occurred, the ILL was discounted in the “Retained earnings” account, without passing through income accounts.

h. As of December 31, 2002, the Company did not have any position traded on the derivative markets.

EXHIBITS

“UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE BY-LAWS

CHAPTER I

Name, Head Office, Purpose and Term

Article 1: UNIBANCO-UNIAO DE BANCOS BRASILEIROS S.A., with head offices and legal venue in the City of Sao Paulo, State of Sao Paulo, hereinafter referred to as UNIBANCO, shall be governed by these corporate by-laws and by the applicable legal provisions.

Article 2: UNIBANCO is incorporated for the purpose of engaging in any lawful activity or service, including currency exchange transactions, in which commercial banks may engage. UNIBANCO may also participate in other companies, pursuant to the applicable legal and statutory provisions.

Sole Paragraph: UNIBANCO shall not:

a) acquire real property not intended for its own use, except in the cases permitted by law or regulations.

b) issue debentures or founder shares (partes beneficiárias).

Article 3: UNIBANCO shall exist for an indefinite period of time.

CHAPTER II

Capital Stock and Shares

Article 4: The capital stock of UNIBANCO is R$ 3,690,601,814.44 (three billion, six hundred and ninety million, six hundred and one thousand, eight hundred and fourteen reais and forty-four cents) divided into 140,885,833,318 (one hundred and forty billion, eight hundred and eighty-five million, eight hundred and thirty-three thousand, three hundred and eighteen) registered shares, with no par value, of which 75,568,744,349 (seventy-five billion, five hundred and sixty-eight million, seven hundred and forty-four thousand, three hundred and forty-nine) are common shares and 65,317,088,969 (sixty-five billion, three hundred and seventeen, eighty-eight thousand, nine hundred and sixty-nine ) are preferred shares.

First Paragraph: UNIBANCO may issue, without amendment to these by-laws, up to 95,195,526,716 (ninety-five billion, one hundred and ninety-five million, five hundred and twenty-six thousand, seven hundred and sixteen) additional common or preferred shares, subject to the following rules:

a) the Board of Directors shall have the power to determine the issuance of shares and/or subscription warrants and on conditions thereof;

b) the issuance of common or preferred shares may be conducted without maintaining proportion between those two types of shares; and

c) the issuance of preferred shares shall be subject to the limits established by law.

Second Paragraph: – The issuance of shares or subscription warrants to be sold in the Stock Exchanges or for public subscription, , as well as for the acquisition of control through the swap of shares in a public offer, if previously authorized by the competent authorities, may be carried out with a reduction of the term for the exercise of preemptive rights, or with the exclusion of such rights, at the discretion of the Board of Directors, which may, furthermore, grant to the shareholders priority in the subscription of shares of one or both types.

Third Paragraph: UNIBANCO may, upon authorization by the Board of Directors, purchase its own shares to be cancelled or maintained in treasury for subsequent sale, in accordance with the applicable legal and statutory provisions.

Fourth Paragraph: Without any impairment of rights and restrictions set forth in this Article, all the shares of UNIBANCO shall be in book-entry form and shall remain in deposit accounts in the name of their holders, without the issuance of share certificates, in accordance with Articles 34 and 35 of Law No. 6,404, of December 15, 1976, and the shareholders may be required to pay the fees mentioned in Article 35, Third Paragraph, of the aforementioned law.

Fifth Paragraph: Within the limits of the authorized capital and in accordance with a plan approved by the General Shareholders Meeting, UNIBANCO may grant stock options to its managers and employees, as well as to the managers and employees of the companies controlled by it..

Article 5: The preferred shares are not entitled to voting rights, are not convertible into common shares, and are not subject to Article 111, First Paragraph, of Law No. 6,404 of December 15, 1976 and shall be entitled to the following advantages:

a) participation in the net profits of each fiscal year, in an amount that shall ensure to each preferred share an yearly dividend 10% (ten percent) higher than the one distributed to each common share;

b) priority in the reimbursement of capital, in case the company is liquidated, up to the amount represented by such shares in the capital stock;

c) participation, under the same conditions as the common shares, in capital increases resulting from the capitalization of monetary restatement, reserves and profits,.

Article 6: UNIBANCO may, upon notice to the Stock Exchanges where its shares are traded and upon publication of announcements, suspend the transfer of shares for periods not longer than 15 (fifteen) days each, and not to exceed 90 days in the aggregate during a year.

Article 7: UNIBANCO may, pursuant to these by-laws and in accordance with the applicable regulations, issue Share Deposit Certificates, hereinafter referred to as UNITS, which represent preferred shares with no voting rights, deposited at UNIBANCO, and issued by:

a) UNIBANCO;

b) UNIBANCO HOLDINGS S.A., a publicly held company, with head offices in the City of São Paulo, capital of the State of São Paulo, registered under Corporate Taxpayers Enrollment (“CNPJ”) aunder No. 00.022.034/0001-87, hereinafter referred to as HOLDINGS.

First Paragraph: For the purposes of this article, each deposited preferred share issued by UNIBANCO shall correspond to a concomitant deposit of one class “B” preferred share issued by HOLDINGS.

Second Paragraph: Only shares which are free of any burdens, liens or any type of encumbrance that may preclude the free delivery thereof to the holders of the UNITS may be deposited for conversion into UNITS.

Article 8: The shareholders of UNIBANCO may, pursuant to Articles 9, 10 and 11 of these by-laws, convert their shares into UNITS, according to the terms and conditions established by its Board of Directors, set forth in a notice to the shareholders which shall inform the shareholders about the conversion procedures.

Article 9: From the issue date of the Units, the shares represented by such UNITS:

a) shall be registered in a deposit account linked to the UNITS, and their ownership may only be transferred upon the transfer of the corresponding UNITS, by written authorization from the holder thereof;

b) shall have the related income, as well as any amount received in the case of redemption or amortization delivered to the holder of the UNITS;

c) shall not have their income and their respective redemption or amortization values pledged, encumbered or given as collateral under any other guise by holders of UNITS, nor shall be object of a pledge, attachment, confiscation, search or seizure or any other encumbrance that may preclude their delivery to the holders of the UNITS.

Article 10: UNITS shall be in book-entry form and shall be kept by UNIBANCO in an account maintained in the name of their holder; and:

a) the transfer of UNITS shall be performed by a record in UNIBANCO’s registry, to the debit of the transferor’s UNITS account and to the credit of the transferee’s UNITS account, upon receipt of a written order from the transferor, or upon a court authorization or order, in an appropriate document that shall remain with UNIBANCO;

b) the pledging, usufruct, trust, chattel mortgage and any other provisions, burdens, liens or charges that may encumber UNITS shall be recorded in UNIBANCO’s books and shall be stated in the UNITS’ account statements;

c) whenever so requested, UNIBANCO shall supply the holders of the UNITS with a statement of their UNITS’ account at the end of each month in which such account has any activity and, even if no activity occurs, a statement shall be provided at least once a year;

d) the statement shall include the place and the date of issuance, UNIBANCO’s name, an indication that it is a statement of a UNITS’ (Registered Share Deposit Certificate)account, the specification of the shares deposited, a statement that the shares deposited, their income and the amount received in the case of redemption or amortization shall only be delivered to the holder of the UNITS’ account or upon an order in writing from said holder, the name and identification of the holder of the UNITS’ account, the price charged by UNIBANCO for the deposit, if applicable, and the places where the holders of the UNITS can obtain assistance;

e) upon a written order by the holder of the UNIT´s account to the Stock Exchange broker by which the UNITS are negotiated, UNIBANCO shall block the UNITS specified in the order, being thus authorized to transfer them to the purchaser as soon as the Stock Exchange informs it that the UNITS have been sold;

f) notwithstanding the provisions of items “g” and “h” below, the holders of UNITS shall be entitled, at any time, to request their cancellation to UNIBANCO and the delivery of the registered shares that they represent, by means of the transfer of said shares to the share deposit accounts maintained by UNIBANCO in the holder’s name;

g) the Board of Directors of UNIBANCO may, at any time, suspend the cancellation of the UNITS for a specified period of time, subject to the following circumstances:

I – an announcement by HOLDINGS or by UNIBANCO stating that they intend to grant UNIBANCO’ shareholders the option of converting their shares into UNITS, inwhich case the suspension period shall not exceed 90 (ninety) days;

II – the beginning of a public offering for the primary or secondary distribution of the UNITS, either in the international or in the domestic market, in which case the suspension period shall not exceed 30 (thirty) days.

h) UNITS with burdens, liens, or encumbrances upon them, as per item “b” of this article, may not be the object of a cancellation request;

i) once the UNITS are cancelled, the holder of the shares they represent may dispose of those shares and the restrictions mentioned in items “a” and “c” of Article 9 shall not apply.

Article 11: In the exercise of the rights conferred by the shares represented by UNITS, the following rules shall be complied with:

a) the dividends and the redemption or amortization proceeds from shares issued by UNIBANCO shall be paid by UNIBANCO to the holder of the UNITS;

b) the dividends and the redemption or amortization proceeds from shares issued by HOLDINGS delivered to UNIBANCO as depositary of the shares, shall be paid by UNIBANCO to the holder of the UNITS;

c) only the holder of the UNITS shall exercise the right to participate in the Shareholders’ Meetings of UNIBANCO and HOLDINGS and therein exercise all rights attributed to the shareholders of such companies by the property of the shares represented by the UNITS;

d) If the shares of UNIBANCO or HOLDINGS are split, cancelled or combined or if new shares of UNIBANCO or HOLDINGS are issued while the UNITS are in existence, the following rules shall apply:

I – In the event that there is a change in the number of shares represented by UNITS, as a result of share splits or through the capitalization of profits or reserves carried out by UNIBANCO and by HOLDINGS, UNIBANCO shall register the deposit of the new shares issued and shall issue new UNITS registering them in the account of the respective holders, in such a way as to reflect the new number of shares held by the holders of the UNITS, always maintaining the proportion of one (01) UNIBANCO preferred share to one (01) HOLDINGS class “B” preferred share, represented by UNITS. In the event that there is a share split carried out exclusively by either UNIBANCO or HOLDINGS, or if the share split is carried out by both companies using different ratios, then UNIBANCO shall register, in the name of the holder of the split shares, the deposit of as many shares as can make up UNITS, with due regard to the ratio mentioned in First and Second Paragraphs of Article 7, and shall deliver the remaining shares issued to the holder of the UNITS represented by the split shares.

II – In the event that there is an alteration in the number of shares represented by UNITS, as a result of share combination or cancellation, carried out by UNIBANCO and by UNIBANCO HOLDINGS, then UNIBANCO shall debit the UNITS deposit accounts of the holders of the cancelled shares, automatically canceling the UNITS, in a number sufficient to reflect the new number of shares held by the holders of the UNITS, always keeping the proportion of 1 (one) UNIBANCO preferred share to 1 (one) HOLDINGS class “B” preferred share represented by a UNIT. In the event of a combination or cancellation of shares carried out exclusively by either UNIBANCO or HOLDINGS, or if the combination or cancellation is carried out by both companies using different ratios, then UNIBANCO shall cancel the UNITS representing the cancelled shares, delivering the UNIBANCO or the HOLDINGS shares that have not been cancelled to the respective holders, as the case may be.

III – in the capital increases resulting from share subscription, in which preemptive rights have been granted, the following procedures shall apply:

1st) if UNIBANCO and HOLDINGS simultaneously carry out a capital increase by issuing shares that may be converted into new UNITS, holders of UNITS may exercise the preemptive rights to which the shares represented by the UNITS are entitled, in which case:

I – if the shareholder subscribes the shares of both companies, then new UNITS shall be issued to him, corresponding to the shares subscribed, in accordance with the proportion mentioned in First Paragraph of Article 7, unless such shareholder provides instructions to the contrary, as provided for in item II below;

II – if the shareholder chooses to subscribe shares of both companies without the creation of UNITS, or only shares from one of the companies, he may do so by informing such intention to the issuers in the share subscription form;

2nd) if only one of the companies increases its capital, UNIT holders may exercise the preemptive right conferred by one of the shares represented by the UNITS directly, and in such case no new UNITS will be issued .

CHAPTER III

General Shareholders Meeting

Article 12 The general shareholders´ meeting shall be held ordinarily within the four (4) months immediately following the end of the fiscal year, for the purposes established in law, and extraordinarily, whenever corporate interests so require.

First Paragraph – A shareholder may be represented at a Shareholders Meetings by an attorney-in-fact which fulfills the conditions prescribed by law. The filing of the respective power of attorney with UNIBANCO may be required.

Second Paragraph: The status of shareholder must be proven, if so requested, by presentation of a proper identity document.

Article 13: The Shareholders Meetings, called at least fifteen (15) days in advance, according to the law, shall be installed and chaired by the Chairman of the Board of Directors, who may appoint in his stead any member of the Board of Director or of the Board of Officers, which shall choose, among the shareholders present, one or more secretaries.

First Paragraph: Each common share is entitled to one vote in the Shareholders Meetings.

Second Paragraph: In order to be binding upon UNIBANCO, shareholders agreements regarding the purchase and sale of shares, the preference on the acquisition of shares, and the exercise of voting rights or the control of UNIBANCO must be previously approved by the Central Bank of Brazil and filed at UNIBANCO’s head office, in accordance with the applicable rules established by the Board of Directors. UNIBANCO may request the shareholders clarifications in order to properly fulfill its obligations.

CHAPTER IV

Management

Article 14: UNIBANCO shall be managed by the following bodies:

a) the Board of Directors;

b) the Board of Officers.

SECTION I

The Board of Directors

Article 15: The Board of Directors shall have a minimum of four (4) and a maximum of seven (7) Directors, all of them shareholders of UNIBANCO, elected by the Shareholders Meeting for a one (1) year term.

First Paragraph: The Board of Directors shall have one Chairman and a maximum of two (2) Vice-Chairmen, chosen by the Board of Directors, as described in Second Paragraph of Article 18.

Second Paragraph: The age limit for a member of the Board of Directors shall be sixty-five (65) years of age. Such limit may, however, be extended by the Board of Directors.

Article 16: It is incumbent upon the Board of Directors on an exclusive basis to:

a) determine the general directions for the conduct of business and to establish the basic policies and guidelines for UNIBANCO;

b) call Shareholders Meetings;

c) submit to the Shareholders Meetings proposals for:

I – capital increase or reduction;

II – mergers, amalgamations or spin-offs;

III – amendments to the by-laws;

d) decide upon the following matters:

I - partnerships or joint ventures involving UNIBANCO, including participation in shareholders agreements;

II -acquisition, disposal, increase or reduction of its participation in controlled or affiliated companies;

III - acquisition of controlling interests in other companies, in accordance with applicable legal provisions;

IV- investment of resources resulting from tax incentives;

V – results and investment budgets and the respective action plans submitted pursuant to sub-item II of the Sole Paragraph of Article 22;

e) upon proposal by the Board of Executive Officers:

I – examine and deliberate on the semiannual balance sheets and decide upon the distribution and investment of profits, in accordance with Article 36;

II –decide upon the annual report to shareholders, the Board of Officers’ accounts and the Financial Statements of each fiscal year to be submitted to the Shareholders’ Meeting;

f) establish the compensation of each of the members of the Board of Directors and the Board of Officers, whithin the global amount approved by the Shareholders’ Meeting;

g) establish the bonus of each of the members of the Board of Directors and of the Board of Officers, subject to the provisions of item “c” of the First Paragraph of Article 36;

h) appoint a replacement for the Executive President – Retail Banking Group and the Executive President – Wholesale Banking Group, in the cases mentioned in item “a”, sub-item I of Article 26, and of any of the members of the Board of Officers, in the cases mentioned in item “b” of said article, as well as of the members of the Board of Directors, in the case mentioned in item “b”, sub-item III of Article 19;

i) authorize, whenever it deems necessary, the representation of UNIBANCO by a sole member of the Board of Officers or by an attorney-in-fact, provided that such resolution specifies the powers granted.

j) elect and remove the members of the Board of Officers as well as to determine their duties and responsibilities in accordance with their respective areas of work;

l) supervise the management by the Board of Executive Officers, examine, at any time, UNIBANCO’s books and documents, request information on agreements executed or about to be executed, as well as about any other acts;

m) supervise and provide guidance to the performance of the Board of Executive Officers;

n) appoint and remove the independent auditors;

o) decide upon the purchase of shares issued by UNIBANCO, subject to the Third Paragraph of Article 4th;

p) decide upon the creation of committees to deal with specific matters within the authority of the Board of Directors and/or of the Board of Officers;

q) decide upon the acts provided for in the First and Second Paragraphs of Article 4th;

r) bring under its authority specific matters of interest to UNIBANCO and decide upon the cases not provided for herein;

s) establish the term and other conditions for the conversion of UNIBANCO’s shares into UNITS, as per Article 8 of these by-laws;

t) establish rules for the filing of shareholders agreements, in accordance with the Second Paragraph of Article 13 of these by-laws.

Sole Paragraph: The Board of Directors may assign special functions, on a permanent or transitory basis, to any of its members or to the members of the Board of Officers, under the denomination it deems appropriate, provided that such functions do not conflict with the exclusive duties established herein.

Article 17: It is incumbent upon the Chairman of the Board of Directors to:

a) chair the meetings of the Board of Directors, with authority to appoint any of the members of said Board to do so in his stead;

b) appoint, under the circumstances provided for in item “a”, sub-item II, and item “b”, sub-item II of Article 19, the replacements for the Vice-Chairmen of the Board of Directors;

c) chair the Shareholders Meetings, with authority to appoint any of the members of the Board of Directors or of the Board of Executive Officers to do so in his stead.

Sole Paragraph: It is incumbent upon the Vice-Chairmen of the Board of Directors to replace the Chairman in his absences, vacations, leaves, occasional impediments or in the event of a vacancy.

Article 18: The Board of Directors shall meet ordinarily on a quarterly basis and, extraordinarily, whenever corporate interests so require.

First Paragraph: The meetings of the Board of Directors may be called by the Chairman or by the Vice-Chairmen, individually, or by any two members of the Board of Directors jointly.

Second Paragraph The decisions of the Board of Directors shall be taken by a majority of votes in the presence of at least half of its elected members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph The minutes of the meetings shall be recorded in the appropriate Book of Minutes of Meetings of the Board of Directors.

Article 19 Except in the cases to which the law establishes special procedures, the replacement of the members of the Board of Directors shall be as follows:

a) in case of temporary replacement:

I – the Chairman of the Board of Directors shall be replaced by the Vice-Chairman appointed by him;

II – the Vice-Chairmen shall be replaced by any other Director appointed by the Chairman of the Board of Directors;

III– all other Directors by a replacement appointed by the Board of Directors;

b) in case of replacement due to a vacancy:

I – the Chairman of the Board of Directors shall be replaced by the Vice-Chairman appointed by the Board of Directors;

II – the Vice-Chairmen shall be replaced by a Director appointed by the Chairman of the Board of Directors;

III – all other Directors by a replacement appointed by the Board of Directors;

c) if a majority or all positions on the Board of Directors are vacant, a Shareholders Meeting shall be called to hold a new election.

Sole Paragraph – The replacement appointed in accordance with item “b”, sub-item III of this article shall remain in office until the next Shareholders Meeting, which shall elect a new member to fill the vacant position for the remainder of the term of office of the replaced member.

SECTION II

The Board of Officers

Article 20: The Board of Officers shall comprise a maximum of one hundred and twenty two (122) members, resident in the Country, shareholders or not, elected by the Board of Directors, with a term of office of one (1) year, eligible for reelection, being:

a) one (1) Executive President – Wholesale Banking Group;

b) one (1) Executive President – Retail Banking Group;

c) one (1) Corporate Executive Officer;

d) up to three (16) Vice Presidents;

e) up to fifty (16) Executive Officers;

f) up to fifty (50) Officers; and

g) up to fifty (50) Adjunct Officers;

First Paragraph: – The Executive President – Wholesale Banking Group, The Executive

President – Retail Banking Group, the Corporate Executive Officer, the Vice Presidents and the Executive Officers shall compose the Board ofExecutive Officers

Second Paragraph: – The age limit for holding a position in the Board of Officers shall be sixty (60) years of age. The Board of Directors may extend such limit, according to the nature of the relevant area of work.

Article 21: It is incumbent upon the Board of Executive Officers the management and administration of the company’s business. The Board of Executive Officers may carry out all transactions and perform all acts related to UNIBANCO’s objectives, and their responsibilities are:

a) to order the preparation of semiannual balance sheets and propose their approval to the Board of Directors, together with the proposal for the distribution and application of profits, subject to Article 36;

b) to submit to the Board of Directors for approval the Annual Report to the Shareholders and the Financial Statements of each fiscal year, for further presentation to the Shareholders Meeting;

c) to authorize the opening, change of address and closing of branches or facilities, including those abroad;

d) to comply with and ensure compliance with the resolutions of the Shareholders Meeting, of the Board of Directors and with the by-laws;

e) the overseeing, supervision and guidance of the Officers and of the Adjunct Officers.

Article 22: It is incumbent upon the Executive President – Wholesale Banking Group and the Executive President – Retail Banking Group and the Corporate Executive Officer:

a) to the Executive President – Wholesale Banking Group, on an exclusive basis:

I – the operational and administrative management of the activities of the wholesale, corporate and investment bank, including, furthermore, the treasury, the offices abroad, and the domestic and international distribution;

II – coordinating the activities of the Executive Officers under his direct supervision, including inter-area decisions and follow-up of their respective performance;

III – reaching decisions within his authority;

IV – the appointment of replacements for the Executive Officers under his supervision in those cases set forth in sub-item II of item “a” of Article 26;

b) to the Executive President – Retail Banking Group, on an exclusive basis:

I – the operational and administrative management of the activities of the retail bank, comprising the branch network and other facilities, the administrative support, including systems and other activities pertaining to a commercial bank;

II – coordinating the activities of the Executive Officers under his direct supervision, including inter-area decisions and follow-up of their respective performance;

III – reaching decisions within his authority;

IV – the appointment of replacements for the Executive Officers under his supervision in those cases set forth in sub-item II of item “a” of Article 26;

c) to the Corporate Executive Officer, individually:

I – performing the activities of planning, controlling and risk management;

II – coordinating the activities of the Officers under his direct supervision, including inter-area decisions and follow-up of their performance, as well as market and investor relations;

III – to decide upon matters within his/her incumbency;

IV – the appointment of replacements for the Officers under his supervision in those cases set forth in sub item II of item “a” of Article 26.

Sole Paragraph: In accordance with the policies, directives and parameters established by the Board of Directors, it is jointly incumbent upon the Executive President – Wholesale Banking Group, the Executive President – Retail Banking Group and the Corporate Executive Officer:

I – to approve and change UNIBANCO's administrative structure and internal rules;

II – to submit to the approval of the Board of Directors the results and investment budgets and the respective business plans as well as to implement the decisions taken;

III – to establish operational and administrative limits of authority;

IV – to oversee the development of the members of management, following up on their professional performance and development.

Article 23: It is incumbent upon the Vice-Presidents and upon the Executive Officers the operational and administrative management of the areas assigned to them by the Board of Directors and by the Presidency of the Board of Executive Officers, as applicable.

Article 24: It is incumbent upon the Officers:

I – the management and supervision of the areas which shall be assigned to them by the Board of Executive Officers;

II – the supervision and coordination of the performance of the Adjunct Officers which are under their direct supervision.

Article 25: It is incumbent upon the Adjunct Officers the management and supervision of the areas which shall be assigned to them by the Executive Board of Officers or by the Officers.

Article 26: The replacement of the members of the Board of Officers shall be carried out as follows:

a) in the cases of temporary replacement:

I – the replacements of the Executive President – Wholesale Banking Group, Executive President – Retail Banking Group and Corporate Executive Officer shall be appointed by the Board of Directors, as set forth in item “h” of Article 16;

II – the duties of the Vice-Presidents, of the Executive Officers, of the Officers and of the Adjunct Officers shall be performed by a replacement appointed from among the elected Officers, as specified in sub-item IV of items “a”, “b” and “c” of Article 22.

b) in cases of replacement due to a vacancy concerning any of the Officers, the replacement shall be appointed by the Board of Directors, as specified in item “h” of Article 16.

Article 27: The meetings of the Board of Officers shall be called and chaired by any of the Executive Presidents, who may jointly appoint to chair it in their stead any member of the Board of Executive Officers.

First Paragraph: The members of the Board of Directors may attend the meetings of the Board of Officers.

Second Paragraph: The decisions of the Board of Officers shall be taken by majority vote of the Board of Executive Officers in the presence of at least half of its members, except with respect to the issues specified in item “c” of Article 21, which may be decided upon with the presence of at least three (3) members. The Chairman of the meeting shall be entitled, in addition to its own vote, to the casting vote in case of a tie.

Article 28: UNIBANCO shall be represented by the members of the Board of Officers as stated in this Article, except as established in item "i" of Article 16.

First Paragraph: The following shall require the joint signatures of two members of the Board of Officers, one of them being necessarily an Executive Officer:

a) acts resulting in the encumbrance or disposal of real property or other assets, the placement of collateral or guarantees, the settlement or waiver of rights, the undertaking of obligations, the execution of agreements, as well as those acts which result in liability for UNIBANCO or release third parties from liabilities towards UNIBANCO;

b) the appointment of attorneys-in-fact, except as provided in item “i” of Article 16.

Second Paragraph: UNIBANCO may be represented severally by any of the members of the Board of Officers, or by an attorney-in-fact with specific powers, in acts related to:

a) receipt of summonses or rendering of personal depositions in court;

b) receipt of subpoenas and delivery of statements out of court.

Third Paragraph: The acts mentioned in item “a” of the First Paragraph of this article may also be performed by any member of the Board of Executive Officers jointly with an attorney-in-fact, or jointly by two attorneys-in-fact, provided that the power of attorney specifies the limits and extension of the powers granted as well as the term for the appointment.

Fourth Paragraph: UNIBANCO may appoint attorneys-in-fact to represent it severally as follows:

a) by executing powers of attorney with an “ad judicia” clause, without term, including the powers to perform acts of resignation, waiver, settlement, receipt and acquittal;

b) in acts specifically determined in the applicable power of attorney, except for those mentioned in item “a” of the First Paragraph of this article;

c) cases in which the attorney-in-fact is a legal entity.

SECTION III

Provisions Applying to Both the Board of Directors and the Board of Officers

Article 29: The Shareholders Meeting and the Board of Directors may, respectively, abstain from electing Directors and members of the Board of Officers, whenever the lower limits set forth in Article 15 for the Board of Directors and in the applicable law for the Board of Officers have been fulfilled.

Article 30: The holding of a position in the Board of Directors and on the Board of Officers shall not require the placement of bond.

Article 31: As soon as their election is approved by the Central Bank of Brazil, the members of the Board of Directors and the members of the Board of Officers shall be invested in theis positions by having their respective terms of office recorded in the Book of Minutes of the Meetings of the Board of Directors and of the Board of Officers, respectively, which terms of office shall also be recorded in the cases of replacement specified in Articles 19 and 25.

Sole Paragraph – If the term of office is not executed within thirty (30) days of the date of approval by the Central Bank of Brazil, the appointment shall become void, except if a justification is accepted by the administrative body for which the individual was elected.

Article 32: The members of the Board of Directors and of the Board of Officers shall remain in their positions, after the expiration of their term, until their successors are vested in office.

Article 33: The Shareholders Meeting shall establish the compensation for the Board of Directors and for the Board of Officers, in accordance with item “f” of Article 16.

CHAPTER V

The Audit Board

Article 34:- UNIBANCO shall have an Audit Board that shall be comprised of at least three (3) and at most five (5) permanent members and an equal number of alternates, with duties as set forth in law.

First Paragraph: The Audit Board shall only operate in those fiscal years in which the shareholders, in accordance with the provisions of law, request its institution..

Second Paragraph: The Shareholders Meeting at which the institution of the Audit Board is requested shall elect its members and determine theircompensation.

Third Paragraph: The term of office of the members of the Audit Board shall end at the Annual Shareholders Meeting following its institution.

CHAPTER VI

Fiscal Year, Financial Statements, Reserves and Dividends

Article 35 – The fiscal year shall begin on the 1st day of January and shall end on December 31st of each year.

Article 36: – On the last day of each calendar semester the following financial statements shall be prepared, in accordance with the applicable legal provisions:

a) balance sheet;

b) statement of accumulated losses and profits;

c) income statement for the fiscal year;

d) statement of origin and investment of funds.

First Paragraph: The following shall be deducted from the results of the fiscal year:

a) accumulatated losses, if any, in the form set forth at law;

b) the provision for income taxes and the Social Contribution on Net Profit;

c) up to 10% (ten percent) of the result remaining after the deductions referred to in items “a” and “b” of this paragraph, as profit sharing for the Board of Directors and the Board of Officers, in compliance with legal limitations, and in accordance with the Second Paragraph of this article.

Second Paragraph: – The compensation provided in item “c” of the First Paragraph of this article shall be determined and paid to the administrators by decision of the Board of Directors, subject to ratification by the Shareholders Meeting and in accordance with the relevant legal provisions.

Third Paragraph: UNIBANCO’s results, after the deductions referred to in the First Paragraph of this article, comprise the net profit of the fiscal year that, by decision of the Board of Directors, having heard the Audit Board, if in operation, shall be allocated as follows, subject to ratification by the Shareholders Meeting:

a) 5% (five percent) for the creation of a Legal Reserve, which shall not exceed 20% (twenty percent) of the corporate capital;

b) establishment of the Reserves for Unrealized Profits in those fiscal years in which the amount of the mandatory dividends exceeds the realized portion of the fiscal year’s net profit, pursuant to the provisions of Articles 197 and 202, III, of Law no. 6,404, of Dec. 15, 1976, as modified by Law no. 10,303, of Oct. 31, 2001;

c) establishment of Reserves for Contingencies, as permitted by law;

d) 35% (thirty-five percent) in accordance with the Fourth and Sixth Paragraphs of this Article, as mandatory dividends, calculated based on the net profit of the fiscal year, reduced or increased by the following amounts:

I – the quota for the establishment of the reserve provided for in item “a” of this paragraph;

II – unrealized profits, transferred to the reserve provided for in item “b” of this paragraph;

III – the amount for the establishment of the reserve for contingencies mentioned in item “c” of this paragraph and the reversal of the reserves set up in previous fiscal years.

e) establishment of the following statutory reserves taken from the net profit remaining after the deductions provided for in items “a” through “d” of this paragraph:

I – 2% (two percent for the establishment of a Currency Exchange Risk Reserve, up to the limit of 20% (twenty percent ) of the corporate capital;

II – 90% (ninety percent) for the establishment of a reserve designed to ensure that UNIBANCO has adequate operating margins, up to a maximum of 80% (eighty percent) of the corporate capital.

f) the balance shall be disposed of in accordance with the resolutions of the Shareholders Meeting, in accordance with the applicable legal provisions.

Fourth Paragraph: It shall be attributed to each preferred share an amount at least 10% (ten percent) higher than the amount attributed to each common share in the distribution of dividends mentioned in item “d” of Third Paragraph of this article.

Fifth Paragraph: The payment of dividends which are authorized by the Shareholders Meeting or by the Board of Directors shall occur within sixty (60) days of the date on which they were declared and, in any event, within the same fiscal year in which they are declared.

Sixth Paragraph: – The company may declare, by decision of the Board of Directors, after the Audit Board, if in operation, is heard, during the fiscal year and before the subsequent Annual Shareholders Meeting, interim dividends, which may constitute a partial or full advance of the mandatory dividends, to be taken from:

a) profits ascertained in a semiannual balance sheet, and

b) retained profits or Profit Reserves verified in the former annual or semiannual balance sheet.

Seventh Paragraph: For the purpose of calculating the amount of the mandatory dividends to be distributed, any interest distributed to the shareholders shall be considered, up to the limit of the LONG TERM INTEREST RATE (TAXA DE JUROS DE LONGO PRAZO – TJLP), as provided in the Seventh Paragraph of Article 9 of Law no. 9,249 of December 16, 1995, including those paid to the account of profits or reserves mentioned in the Sixth Paragraph of this article.

CHAPTER VII

Liquidation

Article 37: UNIBANCO shall enter into liquidation in the cases determined by law or by decision of the Shareholders Meeting, which shall establish the form of liquidation and shall appoint the liquidators and the Audit Board, if the institution thereof is requested, to operate during the liquidation period.

CHAPTER VIII

General Provisions

Article 38: Any shareholder who does not pay the amounts due for subscribed shares, in accordance with the conditions set out in the subscription form or, if any of them remains negligent, when called upon to do so by the Board of Executive Officers, shall be considered in arrears and shall be subject to the payment of interest at the rate of 1% (one percent) per month in addition to monetary restatement calculated in accordance with the prevailing official rates, notwithstanding the utilization by UNIBANCO of all remedies available at law for the satisfaction of its credit.

Article 39: The reimbursement amount for the shares in the cases in which it is assured by law shall be equal to the net worth of the shares, ascertained on the basis of the balance sheet prepared in the manner prescribed in law.

CHAPTER IX

Transitory Provisions

Article 40: The company shall keep in its accounting records, as a Special Dividends Reserve, the amount of R$63.897.529,90 (sixty-three million, eight hundred and ninety-seven thousand, five hundred and twenty-nine reaiss and ninety centavos), which, on Dec. 31, 1996, corresponded to 77,105,743.8181 UFIRs (Fiscal Reference Unit), to be transferred from the Legal Reserve referred to in sub-item II of item “e” of the Third Paragraph of Article 36, said amount being made up of the profits ascertained in the fiscal years of 1989 to 1993 and based upon the tax regimen set forth in Article 35 of Law No.7,713 of Dec. 22, 1988 and Article 75 of Law 8, 383, of Dec. 30, 1991.

Dividends

Sole Paragraph: The Special Dividends Reserve mentioned in this article shall be reduced by an amount equal to the dividends distributed by UNIBANCO from this Reserve or as a result of its capitalization.”

São Paulo, April 28, 2003

UNIBANCO HOLDINGS S.A.

CORPORATE BY-LAWS

CHAPTER I

Name, Head Office, Purpose and Term

Article 1: UNIBANCO HOLDINGS S.A., hereinafter referred to as HOLDINGS, shall be governed by these corporate by-laws and by the applicable legal provisions.

Article 2: HOLDINGS is incorporated for the purpose of holding share participation in other companies.

Article 3: HOLDINGS has its head offices and legal venue in the City of São Paulo, State of São Paulo.

Article 4: HOLDINGS shall exist for an indefinite period of time.

CHAPTER II

Capital Stock and Shares

Article 5: The capital stock of HOLDINGS is R$ 1,863,449,958.72 (one billion, eight hundred and sixty-three million, four hundred and forty-nine thousand, nine hundred and fifty-eight reais and seventy-two cents) divided into 84,330,476,296 (eighty-four billion, three hundred and thirty million, four hundred and seventy-six thousand, two hundred and ninety-six) registered shares, with no par value, of which 37,138,435,873 (thirty-seven billion, one hundred and thirty-eight million, four hundred and thirty-five thousand, eight hundred and seventy-three) are common shares, 3,843,541,338 (three billion, eight hundred and forty-three million, five hundred and forty-one thousand, three hundred and thirty-eight) are class “A” preferred shares and 43,348,499,085 (forty-three billion, three hundred and forty-eight million, four hundred and ninety-nine thousand and eighty-five) are class “B” preferred shares.

First Paragraph: HOLDINGS may issue, without amendments to these by-laws, up to 180,000,000,000 (one hundred and eighty billion) additional shares, considering that up to 60,000,000,000 (sixty billion) shall be common shares, up to 3,843,541,338 (three billion, eight hundred and forty-three million, five hundred and forty-one thousand, three hundred and thirty-eight) shall be class “A” preferred shares and up to 116,156,458,662 (one hundred and sixteen billion, one hundred and fifty-six million, four hundred and fifty-eight thousand, six hundred and sixty-two) shall be class “B” preferred shares. The issuance of new shares may be conducted without maintaining the existing proportion between the types and classes of shares.

Second Paragraph: It shall be incumbent upon the Board of Directors, within the limits of the authorized capital, to decide on the issuance of new shares and to set forth the conditions said shares shall be subject to.

Third Paragraph: HOLDINGS may issue subscription warrants (“bônus de subscrição”) within the limits of the authorized capital and upon decision of the Board of Directors, but it shall not issue founder shares (“partes beneficiárias”).

Fourth Paragraph: The issuance of shares or the issuance of subscription warrants for stock exchange trading, for public subscription or for exchange for shares in a public offer for control acquisition, may be carried out with a reduction of the deadline for exercising preemptive rights, or with the exclusion of such rights, at the discretion of the Board of Directors, which may, furthermore, grant the shareholders priority in the subscription of shares of one or more kinds or classes.

Fifth Paragraph: Within the limits of the authorized capital and in accordance with a plan approved by the General Shareholders’ Meeting, HOLDINGS may grant the option to purchase shares to its own officers or employees or to individuals rendering services to the company, as well as to people who perform these activities at UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., a publicly held Company the head offices of which are in the city of São Paulo, capital of the state of São Paulo, CNPJ (Tax Roll No.) 33.700.394/0001-40, hereinafter referred to as UNIBANCO;

Sixth Paragraph: Preferred shares are not entitled to voting rights and shall be entitled to the following advantages:

I – class “A” preferred shares shall be converted at any time into class “B”preferred shares, in the proportion of one (1) class “B” preferred shares for each class “A” preferred shares, at the discretion of the shareholder, and shall also have:

a. priority in the reimbursement of capital, without premium, in case the company is liquidated, up to the amount represented by such share class in the capital stock;

b. participation in the net profits of each fiscal year, in an amount that shall ensure to each preferred share an yearly dividend 10% (ten percent) higher than the one distributed to each common share;

c. participation, under the same conditions as the common shares, in capital increases resulting from the capitalization of monetary restatement, reserves and profits;

d. the right to be converted into class “B” preferred shares in the in the proportion of one (1) class “B” preferred shares for each class “A” preferred shares, exclusively, at the discretion of the shareholder.

II – class “B” preferred shares: the right to participate in the dividends to be distributed, corresponding to one hundred percent (100%) of the net profit of the fiscal year realized in cash, calculated as per Article 202 of Law no. 6,404 of Dec. 15, 1976, with the wording provided by Law no. 10,303 of Oct. 31, 2001, and Article 35 of these by-laws, in accordance with the following criteria:

a. (i) priority in the distribution of the semi-annual minimum dividend of R$0.15 (fifteen cents) for each lot of one thousand (1,000) shares; or (ii) priority semi-annual dividends of 1.5% of the net worth of the share, resulting in a priority annual dividend of three percent (3%) of the share’s net worth, whichever is greater;

b. should class “B” preferred shares be split or combined, the dividend mentioned in item “a”(i) shall be adjusted in accordance with the resulting number of shares in that class;

c. should HOLDINGS be liquidated, priority in the reimbursement of capital, up to the amount of that portion of the share capital represented by this class of shares;

d. participation, under the same condition as common shares, in capital increases resulting from the capitalization of monetary restatement, reserves and profits, as well as in the distribution of dividends, provided that distribution of dividends as set forth in item “a” be guaranteed to common shares.

Seventh Paragraph: Preferred shares with no voting rights or subject to restrictions regarding such rights shall observe the limit of 2/3 (two thirds) of the total number of shares issued.

Eighth Paragraph: HOLDINGS shall be allowed to maintain all its shares, or one or more classes of shares, in deposit accounts, on behalf of their holders, in an authorized Financial Institution it may appoint, upon the submission and cancellation of outstanding certificates, due consideration having been given to the rules in force at the time. In this case, HOLDINGS is allowed to charge shareholders for the cost of services, subject to the limits established by the Securities and Exchange Commission.

Ninth Paragraph: HOLDINGS may, upon notice to the Stock Exchanges where its shares are traded and publication of notices, suspend the transfer of shares for periods of no longer than fifteen (15) days each; furthermore, the sum of said periods shall not exceed ninety (90) days per year.

Article 6: UNIBANCO may, pursuant to these by-laws and in accordance with the applicable regulations, issue Share Deposit Certificates, hereinafter referred to as UNITS, which represent preferred shares with no voting rights, deposited at UNIBANCO, and issued by:

a) HOLDINGS; and

b) UNIBANCO.

First Paragraph: For the purposes of this Article, each deposited preferred share issued by UNIBANCO, shall correspond to a concomitant deposit of one class “B” preferred share issued by HOLDINGS, in such a way that each UNIT shall always be backed by an equal number of preferred shares of both issuers.

Second Paragraph: Only shares which as are free of any burdens, liens or any type of encumbrance that may preclude the free delivery thereof to the holders of the UNITS may be deposited for the conversion into UNITS.

Article 7: The shareholders of UNIBANCO may, pursuant to Articles 8, 9, 10 and 11 of these by-laws, convert their shares into UNITS, according to the terms and conditions established by its Board of Directors, set forth in a notice to the shareholders which shall inform the shareholders about the conversion procedures.

Article 8: From the issue date of the UNITS, the shares represented by such UNITS:

a) shall be registered in a deposit account linked to the UNITS, and their ownership may only be transferred upon the transfer of the corresponding UNITS by written authorization from the holder thereof;

b) shall have the related income, as well as any amount received in the case of redemption or amortization delivered to the holder of the UNITS;

c) shall not have their income and their respective redemption or amortization values pledged, encumbered or given as collateral under any other guise by holders of UNITS, nor shall be object of a pledge, attachment, confiscation, search or seizure or any other encumbrance that may preclude their delivery to the holders of the UNITS.

Article 9: UNITS shall be in book-entry form and shall be kept by UNIBANCO in an account maintained in the name of their holder, and:

a) the transfer of UNITS shall be performed by a record in UNIBANCO´s registry, to the debit of the transferor’s UNITS account and to the credit of the transferee’s UNITS account, upon receipt of a written order from the transferor, or upon a court authorization or order, in an appropriate document that shall remain with UNIBANCO;

b) the pledging, usufruct, trust, chattel mortgage and any other provisions, burdens, liens or charges that may encumber UNITS shall be recorded in UNIBANCO’s books and shall be stated in the UNITS’ account statements;

c) whenever so requested, UNIBANCO shall supply holders of UNITS with a statement of their UNITS account at the end of each month in which such account has any activity and, even if no activity occurs, a statement shall be provided at least once a year;

d) the statement shall include the place and the date of issuance, UNIBANCO’s name, an indication that it is a statement of UNITS (Registered Share Deposit Certificate) account, the specification of the shares deposited, a statement declaring that the shares deposited, their income and the amount received in the case of redemption or amortization shall only be delivered to the holder of the UNITS account or upon an order in writing from said holder, the name and identification of the holder of the UNITS account, the price charged by UNIBANCO for the deposit, if applicable, and the places where the holders of the UNITS can obtain assistance;

e) upon a written order by the holder of the UNIT´s account to the Stock Exchange broker by which the UNITS are negotiated, UNIBANCO shall block the UNITS specified in the order, being thus authorized to transfer them to the purchaser as soon as the Stock Exchange informs it that the UNITS have been sold;

f) notwithstanding the provisions of items “g” and “h” below, the holder of UNITS shall be entitled, at any time, to request their cancellation to UNIBANCO and the delivery of the registered shares that they represent, by means of transfer of said shares to the shares deposit accounts maintained by UNIBANCO in the holders name;

g) the Board of Directors of UNIBANCO may, at any time, suspend the cancellation of UNITS for a specified period of time, subject to the following circumstances:

I An announcement by HOLDINGS or by UNIBANCO stating that they intend to grant UNIBANCO´s shareholders the option of converting their shares into UNITS, in which case the suspension period shall not exceed ninety (90) days;

II The beginning of a public offering for the primary or secondary distribution of UNITS, either in the international or in the domestic market, in which case the suspension period shall not exceed thirty (30) days.

h) UNITS subject to burdens, liens, or encumbrances as per item “b” of this Article, may not be the object of a cancellation request;

i) once UNITS have been cancelled, the holder of the shares they represent may freely dispose of said shares, and the restrictions mentioned in item “c” of Article 8 shall cease to apply.

Article 10: In the exercise of the rights conferred by the shares represented by UNITS, the following rules shall be complied with:

a) the dividends and the redemption value or amortization proceeds from shares issued by UNIBANCO shall be paid by UNIBANCO to the holder of the UNITS;

b) the dividends and the redemption value or amortization proceeds from shares issued by HOLDINGS delivered to UNIBANCO as depositary of the shares, shall be paid by UNIBANCO to the holder of the UNITS;

c) only the holder of the UNITS shall exercise the right to participate in Shareholders’ Meetings of UNIBANCO and HOLDINGS and therein exercise all rights attributed to the shareholders of such companies by the shares represented by the UNITS;

d) if the shares of UNIBANCO or HOLDINGS are split, cancelled or combined, or if new shares of UNIBANCO or HOLDINGS are issued while the UNITS are in existence, the following rules shall apply:

I In the event that there is a change in the number of shares represented by the UNITS, as a result of share splits or through the capitalization of profits or reserves, carried out by UNIBANCO and by HOLDINGS, UNIBANCO shall register the deposit of the new shares issued and shall register the new UNITS in the account of the respective holders, in such a way as to reflect the new number of shares held by the holders of the UNITS, always maintaining the proportion of one (01) UNIBANCO preferred share to one (01) HOLDINGS class “B” preferred share, represented by UNITS. In the event that there is a share split carried out exclusively by either UNIBANCO or HOLDINGS, or if the share split is carried out by both companies using different ratios, then UNIBANCO shall register, in the name of the holders of the split shares, the deposit of as many shares as can make up UNITS, with due regard to the ratio mentioned in First Paragraph of Article 6, and shall deliver the remaining shares issued to the holders of the UNITS represented by the split shares.

II In the event that there is an alteration in the number of shares represented by UNITS, as a result of share combination or cancellation, carried out by UNIBANCO and by HOLDINGS, then UNIBANCO shall debit the UNITS deposit accounts of the holders of the cancelled shares, automatically canceling the UNITS, in a number sufficient to reflect the new number of shares held by the holders of the UNITS, always keeping the proportion of one (1) UNIBANCO preferred share to one (1) HOLDINGS class “B” preferred share represented by a UNIT. In the event of a combination or cancellation of shares carried out exclusively by either UNIBANCO or HOLDINGS, or if the combination or cancellation is carried out by both companies using different ratios, then UNIBANCO shall cancel the UNITS representing the cancelled shares, delivering the UNIBANCO or the HOLDINGS shares that have not been cancelled to the respective holders, as the case may be.

III In capital increases resulting from share subscription, in which preemptive rights have been granted, the following procedures shall apply:

1) if HOLDINGS and UNIBANCO simultaneously carry out a capital increase by issuing shares that may be converted into new UNITS, holders of UNITS may exercise the preemptive rights to which the shares represented by the UNITS are entitled, in which case:

I – if the shareholder subscribes the shares of both companies, then new UNITS shall be issued to him, corresponding to the shares subscribed, in accordance with the proportion mentioned in First Paragraph of Article 6, unless such shareholder provides instruction to the contrary, as provided for in item II below;

II – if the shareholder chooses to subscribe shares of both companies without the creation of UNITS, or only shares from one of the companies, he may do so by informing such intention to the issuers in the share subscription form;

2) if only one of the companies increase its capital, UNIT holders may exercise the preemptive right conferred by one of the shares represented by the UNITS directly, and in such case no new UNITS will be issued.

Article 11: Requests for conversion, insofar as they apply to HOLDINGS, shall be fulfilled through the subscription of class “B”preferred shares, to be paid up upon delivery of the preferred or common UNIBANCO shares, due consideration being given to the provisions of First Paragraph of this Article.

First Paragraph: In the event of conversion of UNIBANCO common shares, HOLDINGS shall deliver to the interested party, in addition to the class “B” preferred shares issued by HOLDINGS, preferred shares issued by UNIBANCO, which are a part of HOLDINGS' assets, in a number sufficient to make up UNITS; furthermore, the Board of Directors may establish criteria for a partial fulfillment of the requests made by the shareholders, by creating waiting lists, through pro-rata distributions, or both, the conversion of common shares into UNITS being contingent upon the total number of preferred shares issued by UNIBANCO and received by HOLDINGS as a result of the conversion into UNITS of preferred shares issued by UNIBANCO.

Second Paragraph: The subscription price of the shares issued by HOLDINGS for the purpose of complying with requests for conversion shall be equivalent to the book value of the shares issued by UNIBANCO.

CHAPTER III

General Shareholders Meeting

Article 12: The General Shareholders Meeting shall be held ordinarily within the four (4) months immediately following the end of the fiscal year, for the purposes established in law, and extraordinarily, whenever corporate interests so require.

First Paragraph: A shareholder may be represented at a General Shareholder Meeting by an attorney-in-fact which fulfills the conditions prescribed by law. The filing of the respective power of attorney with HOLDINGS may be required.

Second Paragraph: The status of shareholder must be proven, if so requested, by presentation of a proper identity document.

Article 13: The Shareholders Meeting, called at least fifteen (15) days in advance, according to the law, shall be installed and chaired by the Chairman of the Board of Directors, who may appoint in his stead any member of the Board of Directors or of the Board of Executive Officers, which shall choose, among the shareholders present, one or more secretaries.

First Paragraph: Each common share is entitled to one vote in the Shareholders’ Meetings.

Second Paragraph: In order to be binding upon HOLDINGS, shareholders’ agreements regarding the purchase and sale of shares, the preference on the acquisition of shares, and the exercise of voting rights or the control of HOLDINGS must be previously filed at HOLDINGS head office, in accordance with the applicable rules established by the Board of Directors. HOLDINGS may request the shareholders clarifications in order to properly fulfill their obligations.

Third Paragraph: It is incumbent upon the Chairman of the General Shareholders' Meeting, upon a request submitted by interested shareholders, to declare the nullity of a vote given against an express provision of a shareholders' agreement filed at HOLDINGS' head office, whenever said vote establishes this penalty in relation to non-compliance of commitments undertaken or to ensure the specific execution of said commitments.

CHAPTER IV

Management

Article 14: HOLDINGS shall be managed by the following bodies:

a) a Board of Directors;

b) a Board of Executive Officers.

SECTION I

The Board of Directors

Article 15: The Board of Directors shall be composed of a minimum of five (5) and a maximum of eleven (11) Directors, shareholders of HOLDINGS, elected by the General Shareholders Meeting, with a one (1) year term of office.

Sole Paragraph: The Board of Directors shall have a Chairman and a Vice-Chairman, chosen by the Board in the form set forth in the Second Paragraph of Article 18.

Article 16: It is incumbent upon the Board of Directors on an exclusive basis to:

a) determine the general directions for the conduct of business and to establish the basic policies and guidelines for HOLDINGS and its subsidiaries;

b) call Shareholders’ Meetings;

c) submit to the General Shareholders Meetings proposals for:

I capital increase or reduction;

II mergers, amalgamations or spin-offs;

III amendment to the by-laws;

d) decide upon the following matters:

I partnerships or jointventures involving HOLDINGS, including participation in shareholders' agreements;

II acquisition, disposal, increase or reduction in controlled or affiliated companies, as well as their merger, amalgamation or spin-off;

III acquisition of controlling interests in other companies, in accordance with applicable legal provisions;

IV to examine semiannual balance sheets and decide upon the distribution and investment of profits, in compliance with the provisions of Article 35;

V to decide upon the annual report to the shareholders, the Board of Executive Officers’ accounts and the Financial Statements of each fiscal year to be submitted to the Shareholders’ Meeting;

e) determine the remuneration of each of the members of the Board of Directors and of the Board of Executive Officers, up to the global amount approved by the Shareholders’ Meeting;

f) appoint substitutes for the members of the Board of Directors and for any of the members of the Board of Executive Officers in the cases provided for herein;

g) authorize, whenever deemed necessary, the representation of HOLDINGS by a sole member of the Board of Executive Officers or by an attorney, provided that the respective power of attorney indicates the acts that shall be practiced;

h) to elect and remove from office the members of the Board of Executive Officers as well as to determine their duties;

i) supervise the actions of the Board of Executive Officers; to examine, at any time, HOLDINGS’ books and documents; to request information on contracts entered into or about to be entered into with HOLDINGS, as well as any other acts;

j) supervise and provide guidance to the Board of Executive Officers;

l) appoint and dismiss independent auditors;

m) decide upon the purchase of shares issued by HOLDINGS;

n) bring under its authority specific matters of interest to HOLDINGS and decide upon the cases not provided for herein;

o) decide upon the creation of committees to deal with specific matters within the authority of the Board of Directors and/or of the Board of Executive Officers.

Article 17: It is incumbent upon the Chairman of the Board of Directors to:

a) chair the meetings of the Board of Directors;

b) appoint, in the cases provided for by these by-laws, a substitute for the Vice-Chairman of the Board of Directors;

c) chair the Shareholders’ Meetings, with authority to appoint any member of the Board of Directors or of the Board of Executive Officers to do so in his stead;

d) provide guidance to the Corporate President regarding the rights of partner as provided for in Firth Paragraph of Article 26.

Sole Paragraph: It is incumbent on the Vice-Chairman of the Board of Director to replace the Chairman in his absences, vacations, leaves, occasional impediments or in the event of a vacancy.

Article 18: The Board of Directors shall meet ordinarily once every six months and, extraordinarily, whenever corporate interests so require.

First Paragraph: The Board of Directors’ meetings may be called by the Chairman or by the Vice-Chairman, severally, or by any two members of said Board jointly.

Second Paragraph: The decisions of the Board of Directors shall be taken by majority of votes with the presence of at least half of its elected members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph: The minutes of the meetings shall be recorded in the appropriate Book of Minutes of the Board of Directors’ Meetings.

Article 19: Except in the cases where the law calls for a special procedure, the replacement of the members of the Board of Directors shall be carried out as follows:

a) in the cases of temporary replacement:

I – the Chairman of the Board of Directors shall be replaced by the Vice-Chairman;

II – the Vice-Chairman shall be replaced by any other board member appointed by the Chairman of the Board of Directors;

b) in the case of replacement due to a vacancy:

I – the Chairman of the Board of Directors shall be replaced by the Vice-Chairman;

II – the Vice-Chairman shall be replaced by any other board member appointed by the Chairman of the Board of Directors;

III – all other Board members shall be replaced by a substitute appointed by the Board of Directors;

c) If a majority or all positions on the Board of Directors become vacant, a Shareholders’ Meeting shall be called to hold a new election;

Sole Paragraph: The person replaced as per item “b”, sub-section III of this Article shall remain in office until the next Shareholders’ Meeting, which shall fill the vacant position for the remainder of the term of office of the replaced Board of Directors member.

SECTION II

The Board of Executive Officers

Article 20: The Board of Executive Officers shall comprise three (3) members, residents in Brazil, shareholders or not, elected by the Board of Directors, with a one (1) year term of office, reelection being permitted, composed by:

a) One (1) Corporate President;

b) Two (2) Officers;

Article 21: It is incumbent upon the Board of Executive Officers the management and administration of the company's busines, The Board of Executive Officers they may carry out all transactions and perform all acts related to HOLDINGS’ objectives, and their responsibilities are:

a) to cause semiannual balance sheets to be prepared and to propose their approval by the Board of Directors together with a proposal for the distribution and utilization of profits, subject to the provisions of Article 34;

b) to submit to the approval of the Board of Directors the Annual Report to Shareholders and the Financial Statements of each fiscal year, so that they may then be presented to the Shareholders’ Meeting;

c) to comply with and ensure compliance with the deliberations of the Shareholders Meeting, of the Board of Directors and of these by-laws;

Article 22: It is incumbent upon HOLDINGS’ Corporate President to:

I - call and chair the meetings of the Board of Executive Officers;

II - provide guidance to the management and operation of the company's businesses, supervising the work of the Board of Executive Officers;

III -coordinate the actions of the Officers;

IV - appoint the substitutes of the Officers in those cases provided for in these by-laws.

Article 23: It is incumbent on the Board of Executive Officers to manage and to direct the company's business according to the duties specifically assigned to them by the Board of Directors.

Article 24: The replacement of the members of the Board of Executive Officers shall be carried out as follows:

a) in the cases of temporary replacement, the substitute of the HOLDINGS Corporate President shall be appointed by the Board of Directors;

b) in the cases of replacement due to a vacancy in relation to any of the members of the Board of Executive Officers, the substitute shall be elected by the Board of Directors.

Article 25: The Board of Executive Officers shall meet whenever called to do so by the HOLDINGS Corporate President.

First Paragraph: The members of the Board of Directors may attend the meetings of the Board of Executive Officers.

Second Paragraph: The decisions of the Board of Directors shall be taken by a majority of votes with he presence of at least half of its elected members. The Corporate President shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph: The minutes of the meetings shall be drawn up in the appropriate Book of Minutes of the Board of Executive Officers’ Meetings.

Article 26: The active and passive representation of HOLDINGS shall be exercised by the members of the Board of Executive Officers.

First Paragraph: The following shall require the joint signatures of two members of the Board of Executive Officers:

a) acts resulting in encumbrance or disposal of real property or of goods and chattels, the provision of collateral or “fide jussio” guarantees, settlement or waiver of rights, the assumption of obligations, and the execution of agreements, as well as those acts that create responsibilities for HOLDINGS or release third parties from liabilities in relation to it;

b) the appointment of proxies, due consideration being given to the provisions of item “g” of Article 16.

Second Paragraph: UNIBANCO may be represented severally by any of the members of the Board of Executive Officers or by proxies with specific powers in acts related to:

a) receipt of initial summonses or rendering of personal depositions in court;

b) receipt of legal notices and rendering of statements out of court.

Third Paragraph: The acts anticipated in item “a” of First Paragraph of this Article may also be performed by any member of the Board of Executive Officers together with a proxy or jointly by two proxies, provided an appropriate document specifies the limits, the extension of their powers and the duration of the proxy.

Fourth Paragraph: The Board of Officers shall constitute attorneys to solely represent the Company in the following events:

a) powers of attorney with “ad judicia” clause for an undetermined term, including the acts of waiving, renouncing, settlements, receiving and acquittal; and

b) when the Grantee is a Corporation.

Fifth Paragraph: HOLDINGS shall be represented in the General Shareholders' Meetings, Partners Meetings and in the statutory bodies of the corporate entities in which it holds a stake or is a partner by the Corporate President, who may appoint any of the HOLDINGS Officers or a proxy to do so in his stead, to act jointly in pairs or severally, as provided for in the respective proxy letter.

SECTION III

Provisions Applying to Both the Board of Directors and the Board of Executive Officers

Article 27: The Shareholders’ Meeting and the Board of Directors may abstain from electing Directors and members of the Board of Executive Officers, whenever the minimum limits established herein have been fulfilled.

Article 28: Holding an office on the Board of Directors and on the Board of Executive Officers shall not require the pledging of a bond.

Article 29: The members of the Board of Directors and of the Board of Executive Officers shall be vested in their offices upon signing an instrument of investiture drawn up in the Book of Minutes of the Meetings of the Board of Directors and of the Board of Executive Officers.

Article 30: The members of the Board of Directors and of the Board of Executive Officers shall remain in office after the end of their terms until their substitutes take office.

Article 31: The General Shareholders' Meeting shall determine the remuneration of the Board of Directors and of the Board of Executive Officers.

CHAPTER V

The Audit Committee

Article 32: HOLDINGS shall have an Audit Committee made up of at least three (3) and at most five (5) permanent members and an equal number of alternates, with duties as set forth in the law.

First Paragraph: The Audit Committee shall only function in those fiscal years in which the shareholders request the installation of said committee, due consideration being given to legal provisions.

Second Paragraph: The Shareholders’ Meeting at which the installation of the Audit Committee is requested shall elect its members and determine their remuneration.

Third Paragraph: The term of office of the members of the Audit Committee shall end at the Annual Shareholders’ Meeting following their investiture.

CHAPTER VI

The Fiscal Year, Financial Statements and Use of Profit

Article 33: The fiscal year shall end on December 31st of each year and the respective Financial Statements shall be submitted to the Annual Shareholders' Meeting.

Article 34: On the last day of each calendar half-year the period's Financial Statements shall be prepared, due consideration being given to legal provisions.

Sole Paragraph: From the results of the fiscal year, five percent (5%) shall mandatorily be allocated to a legal reserve, which shall not exceed twenty percent (20%) of the registered capital, due consideration being given to the provisions of First Paragraph of Article 193 of Law 6,404, of Dec. 15, 1976.

Article 35: HOLDINGS shall distribute in the form of dividends, every fiscal year, one hundred percent (100%) of the realized profit of the fiscal year in cash, remaining after the establishment of the legal reserve described in the sole paragraph of Article 34 herein and/or of the unrealized profit reserve that is the subject of Article 197 of law no. 6,404, of Dec. 15, 1976, with the text provided by Law no. 10,303, of Oct. 31, 2001, whenever applicable.

Sole Paragraph: In order to calculate the amount of dividends distributed, any interest distributed to the shareholders, up to the limit of the LONG TERM INTEREST RATE (TAXA DE JUROS DE LONGO PRAZO - TJLP) shall be taken into account, as provided for in Seventh Paragraph of Article 9 of law 9,249 of Dec. 26, 1995.

Article 36: HOLDINGS may, through a decision of the Board of Directors, draw up quarterly or monthly balance sheets and, during the fiscal year and before the next Annual Shareholders’ Meeting, having heard the Audit Committee, if installed, declare interim dividends, among other reasons as a partial or total advance on the mandatory dividend, to be taken from:

a) profit ascertained in a semi-annual balance sheet, and

b) retained profits or from Profit Reserves that were to be found in the last annual or semi-annual balance sheet.

CHAPTER VII

Liquidation

Article 37: HOLDINGS shall enter into liquidation in the cases determined by law or by decision of the Shareholders’ Meeting, which shall establish the form of liquidation and shall elect the liquidators and the Audit Committee, if the installation thereof has been requested, to operate during the liquidation period.

CHAPTER VIII

General Provisions

Article 38: Shareholders failing to pay up installments on shares subscribed, as per the conditions set out in the subscription bulletin or, should said bulletin omit this information, when called upon to do so by the Board of Executive Officers, shall be considered in arrears and shall be subject to the payment of interest at the rate of one percent (1%) per month in addition to monetary correction calculated in accordance with the indices established by the Board of Directors, without prejudice to the utilization by HOLDINGS of all legal remedies available for it to recover its credit.

Article 39: The reimbursement value of the shares in the cases guaranteed by law shall be equal to the equity value of the shares, ascertained on the basis of the balance sheet drawn up as provided for in the law.

CHAPTER IX

Transitory Provisions

Article 40: HOLDINGS shall keep in its accounting records, as a Special Reserve for Dividends, the amount of R$36,603,225.60 (thirty-six million, six hundred and three thousand, two hundred and twenty-five reais and sixty cents), which on December 31, 1996 corresponded to 44,169,452.8780 (forty-four million, one hundred and sixty-nine thousand, four hundred and fifty-two and eight hundred and seventy-eight thousandths) UFIRs (Fiscal Reference Units), said quantity being made up of the profits ascertained in HOLDINGS' subsidiaries during the fiscal years from 1989 to 1993 and based upon the fiscal regime set forth in Article 35 of law No. 7,713 of Dec. 22, 1988 and Article 75 of law 8,383, of Dec. 30, 1991 and in the CST Declaratory Act n(Degree) 49 of Sep. 23, 1994.

Sole Paragraph: The Special Reserve for Dividends referred to in this Article shall be reduced by the dividends distributed by the company from the account of said Reserve or by virtue of their capitalization.

CLOSING AGREEMENT

This Closing Agreement (“Closing Agreement”) is executed on June 28, 2002, among, hereinafter jointly referred to as “Parties”:

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., a financial institution with head offices in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso, n. 891, enrolled in the CNPJ/MF under n. 33.700.394/0001-40, represented herein in accordance with its bylaws (hereinafter referred to as “UNIBANCO”).

BANCO BRADESCO S.A., a financial institution with head offices at Cidade de Deus, Vila Iara, in the Municipality of Osasco, State of São Paulo, enrolled in the CNPJ/MF under n. 60.746,948/0001-12, represented herein in accordance with its bylaws (hereinafter referred to as “BRADESCO”), jointly with its subsidiary UNIÃO DE COMÉRCIO PARTICIPAÇÕES LTDA., a limited liability partnership with head offices at Cidade de Deus, without number, Vila Yara, Municipality of Osasco, State of São Paulo, enrolled in the CNPJ/MF under number 33.344.557/0001-07 (hereinafter referred to as “UCP” and, jointly with BRADESCO and UNIBANCO, simply “BANKS”),,

PT PRIME, S.G.P.S., S.A., company organized and existing in accordance with the laws of Portugal, with head offices at Rua de Entrecampos, n. 28, Freguesia de Alvalade, Lisbon, Portugal, represented herein in accordance with its bylaws (hereinafter referred to as “PT PRIME”),

BUS SERVIÇOS DE TELECOMUNICAÇÕES S.A., company with head offices in the City of São Paulo, State of São Paulo, at Av. João Moreira Salles, n. 130, Block A, level 1, enrolled in the CNPJ/MF under n. 59.335.976/0001-68, represented herein by its officers in accordance with its bylaws (hereinafter referred to as “BUS”),

BUS HOLDING S.A., share corporation with head offices in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso, n. 891, enrolled in the CNPJ/MF under n. 04.251.727/0001-47, represented herein by its officers in accordance with its bylaws (hereinafter referred to as “BUS HOLDING”);

PRIMESYS S.A., current denomination of PRIMESYS LTDA., share company with head offices in the City of São Paulo, State of São Paulo, at Rua Cubatão, n. 320, 4th floor, enrolled in the CNPJ/MF under n. 03.994.551/0001-06, represented herein by its officers in accordance with its bylaws (hereinafter referred to as “PRIMESYS”), and further, as intervening and concurring party

PORTUGAL TELECOM S.A., company incorporated and existing in accordance with the laws of Portugal, with head offices at Av. Fontes Pereira de Melo, n. 40, Lisbon, Portugal, represented herein in accordance with its bylaws (hereinafter referred to as “PT”).

PREMISES

(1)	WHEREAS on December 13, 2000 the Parties and the intervening and concurring party executed the Association Agreement (“Association Agreement”), pursuant to which PT PRIME acquired, on December 27, 2000, subscription rights securities issued by BUS HOLDING which granted PT PRIME or their owner the right to subscribe its registered class “B” preferred shares in an amount equivalent to 8.0% of the share capital of BUS HOLDING;
(2)	WHEREAS on December 27, 2000 the Parties and the intervening and concurring party executed an Amendment to the Association Agreement (“Fisrt Amendment”), pursuant to which they decided to modify some of the terms of the Association Agreement, specially the escrow deposit structure originally agreed to;
(3)	WHEREAS the Parties, the Banco Espirito Santo S.A. and UNIBANCO itself, the two latter acting as depositaries (“Depositaries”) executed on December 27, 2000, Escrow Deposit Agreements (“Escrow Agreements”) pursuant to which the BANKS deposited the Initial Amount in Escrow and the Shares in Escrow into the Escrow Accounts maintained with the Depositaries;
(4)	WHEREAS on February 1st, 2001, PT PRIME enforced its subscription rights granted by the subscription rights securities through the subscription of 86.956 (eighty six thousand, nine hundred and fifty six) class “B” preferred shares issued by BUS HOLDING and the BANKS deposited the Additional Escrow Amount in the Escrow Accounts;
(5)	WHEREAS, pursuant to Section 1.6 of the Association Agreement, PT PRIME contributed in a capital increase of PRIMESYS, all of its class “B” preferred shares issued by BUS HOLDING;
(6)	WHEREAS the Association Agreement provided for the prior authorization to the transfer of control of BUS by the National Telecommunications Agency (“ANATEL”) as a condition for the conclusion of the operations and the closing of the deal which is the object of the Association Agreement, pursuant to Section V of the aforementioned Association Agreement;
(7)	WHEREAS the prior authorization request for the transfer of control of BUS was filed with ANATEL onFebruary 1st, 2001, under process n. 53500.003069/1998, but the required authorization was not issued within the term of 180 days, in accordance with Section 1.4 of the Association Agreement;
(8)	WHEREAS none of the Parties was interested in terminating the agreement by reason of the lack of approval from ANATEL, as permitted by Section 1.4 of the Association Agreement;
(9)	WHEREAS the Parties executed, on June 29, 2001, the Second Amendment to the Association Agreement (“Second Amendment”), providing, among other issues: (i) the conversion of part of the common shares issued by BUS into preferred shares; (ii) the partial redemption of the shares issued by BUS HOLDING, with the delivery to PRIMESYS of all the preferred shares and part of the common shares issued by BUS; (iii) the obligation by the BANKS to redeem, after the appropriate approval of the transfer of control of BUS by ANATEL, the balance of the shares issues by BUS HOLDING held by PRIMESYS through the delivery to PRIMESYS of the balance of registered common shares issued by BUS held by BUS HOLDING and; (iv) the non-termination of the agreement and the release of the amounts maintained in escrow; and
(10)	WHEREAS, finally, a new prior authorization request for the transfer of control of BUS was filed with ANATEL in the files of process n. 53500.001226/2001 (attached to Process n. 53500.003069/1998), on April 25th, 2002, being duly approved in accordance with the 214th Meeting of the Board of Directors of ANATEL, held on June 26, 2002.

THEREFORE, the Parties and the intervening and concurring party RESOLVE to execute this Closing Agreement (it being understood that the terms not defined in this Closing Agreement shall have the same meanings applied in the Association Agreement, in the First Amendment or in the Second Amendment), to reflect the legal actions taken on the date hereof for the closing of the transaction, with the formal transfer of control of BUS to PRIMESYS, under the following terms and conditions:

SECTION I - REDEMPTION OF THE BALANCE OF SHARES OF BUS HOLDING, TRANSFER OF CONTROL OF BUS

1.1.	-	It was held, on the date hereof, the Special General Shareholders´ Meeting of BUS HOLDING, which deliberated, as proposed by the Board of Directors, the reduction of the share capital of BUS HOLDING, through the redemption and cancellation of 23.191 (twenty three thousand, one hundred and ninety one) class “B” preferred shares issued by BUS HOLDING and owned by PRIMESYS, with the delivery to PRIMESYS of all common shares issued by BUS and owned by BUS HOLDING, equivalent to 80.01% of the voting capital and 26.67% of the total capital of BUS, so that after such redemption PRIMESYS became the holder of 100% of the voting and total capital of BUS and UNIBANCO and UCP became together the owners of 100% of the voting and total capital of BUS HOLDING.
1.1.1.	-	The transfer by the BANKS to PRIMESYS of the share issued by BUS is being, at this time, formalized by the execution of the respective Instrument of Transfer of Registered Shares of BUS and the corresponding record in the Registered Shares Registry.
1.2.	-	In view of the transfer of control of BUS in accordance with Section 1.1 above, it was held, on the date hereof, the Special General Shareholders´ Meeting of BUS, with the purpose of (i) changing the address of the head offices of BUSand (ii) accepting the resignation of the current Officers of the company and electing the new Officers of the company.
1.3.	-	The Parties declare and recognize that the shareholders agreement governing the relationship between PRIMESYS and BUS HOLDING as shareholders of BUS and the relationship among PRIMESYS and the BANKS as shareholders of BUS HOLDING, as provided in Section IV of the Second Amendment is rightfully terminated in an irrevocable manner, so that the aforementioned shareholders´ agreement becomes void of any force, enforceability or effect as of the date hereof.

SECTION II - MUTUAL RELEASE

2.	-	PRIMESYS declares it has received from the BANKS, on the date hereof, the balance of the shares representing the share capital of BUS in the terms described above, granting, together with PT PRIME and PT to the BANKS the fullest, broadest and irrevocable release from all obligations undertaken by the BANKS in the Association Agreement, in the First Amendment and the Second Amendment, specially with respect to Section II of the Second Amendment, so that it has no further claim, for any reason or pretext, in or out of court, except as provided in Section 2.1 below. The BANKS, in turn, declare that they have received from PT PRIME, upon the execution of the Second Amendment, the total Escrow Amount and all the Escrow Shares, with respect to which the grant to PT PRIME, PRIMESYS and PT the fullest, broadest and irrevocable release with respect to the obligations undertaken by PT PRIME, PRIMESYS and PT in the Association Agreement, First Amendment and Second Amendment, so that it has no further claim, for any reason or pretext, in or out of court.
2.1.	-	It is expressly agreed among the Parties that this release shall not extend to the representations and warranties given by the Parties pursuant to Section III of the Association Agreement (as modified by Sections 7.2 and 7.3 of the Second Amendment), including the contingent liabilities associated with them, whether disclosed or undisclosed until this moment, which shall remain in full force and effect.
2.2.	-	The Parties agree that it shall be deemed undertook, until the date hereof, the responsibility: (i) by the BANKS with respect to the insurance of the assets that comprise their respective telecommunication networks pursuant to Sections 3.1.11 and 3.2.7 of the Association Agreement (as modified by Section 7.2 of the Second Amendment); and (ii) by PRIMESYS, in accordance with Section 3.3 of the Association Agreement (as modified by Section 7.3 of the Second Amendment).
2.2.1.	-	The Parties declare and recognize that as of the date hereof the BANKS are not required to obtain and/or renew, as applicable, the insurance policies for the assets referred to in Section 2.2 and in accordance with the terms of the Association Agreement and of the Second Amendment.
2.3.	-	It is further established that this release shall not extend to the Services Agreement between BUS and BRADESCO or to the Services Agreement between BUS and UNIBANCO, both executed on June 29, 2001 (“Services Agreements”), which shall remain in force only in accordance with their terms and conditions.

SECTION III - SUSPENSIVE CONDITION

3.	-	The Parties recognize that the suspensive condition provided in Section 21.19 of the Services Agreements has been fulfilled, and therefore Sub-Sections 12.4(d) and 20.4(d) of the Services Agreements will come into force as of the date hereof.

SECTION IV - LEASE OF PREMISES

4.	-	The Parties recognize that they have not reached a satisfactory agreement with respect to the execution of lease or sublease agreements with respect to the use of the premises on which the backbone nodes of the BANKS´ networks are located, as determined by Section VI of the Second Amendment, in view of which they hereby covenant to execute such agreements in mutually satisfactory terms, within 90 (ninety) days of the date hereof.

SECTION V - GENERAL PROVISIONS

5.1.	-	Irrevocability. This Closing Agreement is executed in an irrevocable manner, binding the parties and their successors, at any title.
5.2.	-	Communications and Public Statements. All communications or public statements with respect to this Closing Agreement and the actions provided for herein shall be coordinated among and previously approved by the Parties.
5.2.1.	-	The Parties undertake to forward to ANATEL, within the applicable legal term, all documents and information required by the regulations in force, or as requested by the aforementioned agency.
5.3.	-	Specific Enforcement. Any Party shall be entitled to request in court specific enforcement of this Closing Agreement or of any provision contained herein, in accordance with the applicable provisions of the Code of Civil Process, including, without limitation, articles 461, 632 and 639 through 643.
5.4.	-	Governing Law and Jurisdiction. This Closing Agreement shall be governed by the Brazilian law, and any dispute among the Parties, arising out of or as a consequence of it shall be resolved in the Central Court of the City of São Paulo, State of São Paulo, with the exclusion of jurisdiction by any other court, however privileged, unless the Parties decide to submit their issues to arbitration, in which case it shall be conducted in the City of São Paulo, in Portuguese language, in accordance with the rules of the International Chamber of Commerce of Paris.
5.5.	-	Assignment and Obligations of Parties and Successors. The rights and obligations of the Parties may not be assigned or transferred, in whole or in part, except with the prior written consent of the other parties. In any case, the terms and conditions of this Closing Agreement shall benefit and bind the Parties and their respective successors and assignees.

IN WITNESS WHEREOF, the parties execute this instrument in 5 counterparts, of identical content and form and for one single purpose, in the presence of the two witnesses named below.

São Paulo, June 28th, 2002

PARTIES:

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

____________________________________________________________
Elio Boccia                Jose Lucas Ferreira de Melo
Executive Officer          Executive Officer

BANCO BRADESCO S.A.

____________________________________________________________

UNIÃO DE COMÉRCIO E PARTICIPAÇÕES LTDA.

____________________________________________________________

PT PRIME, S.G.P.S., S.A.

____________________________________________________________

BUS SERVIÇOS DE TELECOMUNICAÇÕES S.A.

____________________________________________________________
Elio Boccia          Jose Lucas Ferreira de Melo
Officer              Officer

BUS HOLDING S.A.

____________________________________________________________
Elio Boccia          Jose Lucas Ferreira de Melo
Officer              Officer

PRIMESYS S.A.

____________________________________________________________

INTERVENING AND CONCURRING PARTY:

PORTUGAL TELECOM S.A.

____________________________________________________________

Witnesses:

1. __________________________
   Name: Ricardo P. de Oliveira Jr.
   RG: 07681145-4

2. __________________________
   Name: Edigar Bernardo dos Santos
   RG 1304919

List of Subsidiaries

UNIBANCO – UNIÃO DE BANCOS
BRASILEIROS S.A.

ADMINISTRADORA E CORRETORA DE SEGUROS UNIBANCO LTDA.	Brazil
AIG BRASIL COMPANHIA DE SEGUROS	Brazil
AMAPOLA REPRESENTAÇÃO E PARTICIPAÇÕES LTDA.	Brazil
BANAGRO BANDEIRANTES AGRO-PECUÁRIA LTDA.	Brazil
BANCO 1.NET S.A.	Brazil
BANCO BANDEIRANTES S.A. (UNICARD BANCO MÚLTIPLO S.A.)[8]	Brazil
BANCO CREDIBANCO S.A. [9]	Brazil
BANCO DIBENS S.A.	Brazil
BANCO FININVEST S.A.	Brazil
BANCO INVESTCRED UNIBANCO S.A.	Brazil
BANCO SURINVEST S.A.	Uruguay
BANDEIRANTES ADMINISTRADORA DE CARTÕES DE CRÉDITO E ASSESSORIA LTDA.[1]	Brazil
BANDEIRANTES PROCESSAMENTO DE DADOS LTDA. [2]	Brazil
BIB CASH MANAGEMENT LTDA.	Brazil
BUS HOLDING S.A.[3]	Brazil
BWU REPRESENTAÇÃO E PARTICIPAÇÕES LTDA.	Brazil
BWU VÍDEO LTDA.	Brazil
CIBRASEC – COMPANHIA BRASILEIRA DE SECURITIZAÇÃO	Brazil
CIBRASEC – DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS	Brazil
CNF CONSÓRCIO NACIONAL LTDA.	Brazil
COMPANHIA DE INVESTIMENTOS PARTICIPAR [9]	Brazil
CORPORACIÓN INTERAMERICANA PARA EL FINANCIAMIENTO DE INFRAESTRUCTURA S.A.	Costa Rica
CRED 1 SERVIÇOS FINANCEIROS LTDA [4]	Brazil
CREDICARD COMERCIAL IMPORTADORA LTDA.	Brazil
CREDICARD S.A. ADMINISTRADORA DE CARTÕES DE CRÉDITO	Brazil
DIBENS LEASING S.A. – ARRENDAMENTO MERCANTIL	Brazil
DIBENS S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS	Brazil
ECARD DO BRASIL LTDA. [1]	Brazil
E-PLATFORM VENTURE PARTNERS EMPREENDIMENTOS E PARTICIPAÇÕES S.A.	Brazil
E-REDE DO BRASIL LTDA. [1]	Brazil
ESTREL ADMINISTRADORA E CORRETAGEM DE SEGUROS LTDA. [5]	Brazil
ESTREL ADMINISTRAÇÃO E PARTICIPAÇÕES S.A.	Brazil
ESTREL ADMINISTRAÇÃO S.A.	Brazil
ESTREL ESTUDOS, REPRESENTAÇÕES E ADMINISTRAÇÃO LTDA.	Brazil
ESTREL PARTICIPAÇÕES S.A.	Brazil
ESTREL S.A.	Brazil
ESTREL SERVIÇOS ADMINISTRATIVOS S.A.	Brazil
FINANSERV SERVIÇOS ADMINISTRATIVOS LTDA.	Brazil
FININVEST – CORRETORA DE SEGUROS LTDA. [4]	Brazil
FININTRUST CIA. SECURITIZADORA DE CRÉDITOS FINANCEIROS [6]	Brazil
FININVEST S.A. – NEGÓCIOS DE VAREJO	Brazil
FMX PARTICIPAÇÕES S.A.	Brazil
FMX S.A. SOCIEDADE DE CRÉDITO, FINANCIAMENTO E INVESTIMENTO (LUIZACRED S.A. SOCIEDADE DE CRÉDITO, FINANCIAMENTO E INVESTIMENTO)[10]	Brazil
FORTALEZA S.A. EMPREENDIMENTOS IMOBILIÁRIOS	Brazil
GARANTECH GARANTIA SERVIÇOS SC LTDA.	Brazil
INTERBANCO S.A.	Paraguay
INTERCHANGE SERVIÇOS S.A.	Brazil
INVESTSHOP CORRETORA DE VALORES MOBILIÁRIOS E CÂMBIO S.A.	Brazil
INVESTSHOP PARTICIPAÇÕES S.A.	Brazil
LAC - LUIZA ADMINISTRADORA DE CARTÕES DE CRÉDITO S.A.	Brazil
LATOSOL EMPREENDIMENTOS E PARTICIPAÇÕES S.A.	Brazil
MARCEP CONSULTORIA, ESTUDOS E PLANEJAMENTO LTDA.	Brazil
MARCEP INTERNATIONAL TRADE FINANCE LTD.	Cayman Islands
MEGBENS ADMINISTRAÇÃO DE BENS LTDA.	Brazil
MELHORAMENTOS DE SÃO PAULO – URBANIZAÇÃO LTDA.	Brazil
MICROINVEST S.A. – SOCIEDADE DE CRÉDITO AO MICROEMPREENDEDOR	Brazil
NET ONE CORRETORA DE SEGUROS LTDA.	Brazil
NORINVEST BANK	Cayman Islands
NUPEN PARTICIPAÇÃO EMPREENDIMENTOS E NEGÓCIOS LTDA.	Brazil
OCEÂNICA HOSPITAL SISTEMAS DE ADMINISTRAÇÃO S.A.	Brazil
ORBITALL SERVIÇOS E PROCESSAMENTO DE INFORMAÇÕES COMERCIAIS LTDA.	Brazil
PAC – PRESTADORA DE SERVIÇOS LTDA.	Brazil
PONTO FRIO LEASING S.A. ARRENDAMENTO MERCANTIL	Brazil
PREVERCONSULT LTDA. – SERVIÇOS E CONSULTORIA EM PREVIDÊNCIA	Brazil
REDECARD S.A.	Brazil
RESORTS INVESTMENTS LTD.	Cayman Islands
ROSEFIELD FINANCE LTD.	Cayman Islands
SCP – FORTALEZA S.A. EMPREENDIMENTOS IMOBILIÁRIOS	Brazil
SERASA S.A	Brazil
SURINVEST INTERNATIONAL LIMITED	Cayman Islands
TBNET COMÉRCIO, LOCAÇÃO E ADMINISTRAÇÃO LTDA.	Brazil
TECNOLOGIA BANCÁRIA S.A.	Brazil
TRADECOM BRASIL S.A.	Brazil
TRADECOM ARGENTINA S.A.	Argentina
TRADECOM INTERNATIONAL N.V.	The Netherlands
TRADECOM URUGUAY S.A.	Uruguay
TULIPA ADMINISTRAÇÃO S.A.	Brazil
TULIPA ADMINISTRAÇÃO E PARTICIPAÇÕES S.A.	Brazil
TULIPA ESTUDOS E PARTICIPAÇÕES S.A.	Brazil
TULIPA SERVIÇOS ADMINISTRATIVOS S.A.	Brazil
TULIPA S.A.	Brazil
UBB HOLDING COMPANY, INC.	Delaware – USA
UBT FIDUCIARY LTD.	Cayman Islands
UBT FINANCE S.A.	Switzerland
UBT INVESTMENTS LTD.	Cayman Islands
UNI-INVESTMENT INTERNATIONAL CORP.	Cayman Islands
UNIPART PARTICIPAÇÕES INTERNACIONAIS LTD.	Cayman Islands
UNIPART B2B INVESTMENTS S.L.	Spain
UNIBANCO AIG PREVIDÊNCIA S.A.	Brazil
UNIBANCO AIG SAÚDE SEGURADORA S.A.	Brazil
UNIBANCO AIG SEGUROS S.A	Brazil
UNIBANCO AIG WARRANTY LTDA.	Brazil
UNIBANCO ASSET MANAGEMENT – BANCO DE INVESTIMENTO S.A.	Brazil
UNIBANCO CASH MANAGEMENT E FACTORING LTDA. [7]	Brazil
UNIBANCO CAYMAN BANK LTD.	Cayman Islands
UNIBANCO COMPANHIA DE CAPITALIZAÇÃO	Brazil
UNIBANCO CORRETORA DE VALORES MOBILIÁRIOS S.A.	Brazil
UNIBANCO DISTRIBUIDORA DE TÍTS. E VALS. MOBILIÁRIOS LTDA.	Brazil
UNIBANCO EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	Brazil
UNIBANCO EMPREENDIMENTOS LTDA.	Brazil
UNIBANCO LEASING S.A. – ARRENDAMENTO MERCANTIL	Brazil
UNIBANCO NEGÓCIOS IMOBILIÁRIOS LTDA.	Brazil
UNIBANCO REPRESENTAÇÃO E PARTICIPAÇÕES LTDA.	Brazil
UNIBANCO RODOBENS ADMINISTRADORA DE CONSÓRCIOS LTDA.	Brazil
UNIBANCO SAÚDE LTDA.	Brazil
UNIBANCO SECURITIES INC.	New York – USA
UNIBANCO SECURITIES LTD.	England
UNIBANCO SERVIÇOS DE INVESTIMENTO LTDA.	Brazil
UNIBANCO UNIÃO DE BANCOS BRASILEIROS (LUXEMBOURG) S.A.	Luxembourg
UNICORP BANK & TRUST LTD.	Cayman Islands
VIDA NETWORK SAÚDE LTDA.	Brazil
WALE S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS	Brazil

1 Bandeirantes Administradora de Cartões de Crédito e Assessoria Ltda. and Ecard do Brasil Ltda., E-Rede do Brasil Ltda. were merged into Banco Credibanco S.A. on January 31, 2003, but the approval of such merge is still pending approval of the Central Bank of Brazil.

2 This company was merged into Administradora e Corretora de Seguros Unibanco Ltda. on January 31, 2003, but the merge is still pending filing with the Registrar of Companies in Brazil.

3 This company was extinguished on November 11, 2002, but the termination act is pending filing with the Registrar of Companies in Brazil.

4 Cred 1 Serviços Financeiros Ltda. and Fininvest - Corretora de Seguros Ltda. were merged into Fininvest S.A. Negócios de Varejo on May 31, 2002, but the merge is still pending filing with the Registrar of Companies in Brazil.

5 This company was merged into Administradora e Corretora de Seguros Unibanco Ltda. on September 30, 2002, but the merge is still pending filing with the Registrar of Companies in Brazil.

6 New denomination of Fininvest Participações Ltda. since November 12, 2001. This company was merged into Fininvest S.A. – Negócios de Varejo on March 31, 2003, but the merge is still pending filing with the Registrar of Companies in Brazil.

7 This company was merged into Unibanco Representação e Participações Ltda. on March 28, 2002, but the merge is still pending filing with the Registrar of Companies in Brazil.

8 The denomination of this company is Unicard Banco Múltiplo S.A. since April 30, 2003, but such change is still pending approval of the Central Bank of Brazil.

9 Banco Credibanco S.A. and Companhia de Investimentos Participar were merged into Banco Bandeirantes S.A., which is presently called Unicard Banco Múltiplo S.A., on April 30, 2003, but the merge is still pending approval of the Central Bank of Brazil.

10 The denomination of this company is Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento since December 30, 2002, but such change is still pending approval of the Central Bank of Brazil.

CERTIFICATION
Pursuant to 18 United States Code § 1350

       The undersigned hereby certifies that to his knowledge the Form 20-F of Unibanco – União de Bancos Brasileiros S.A. (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Fernando Barreira Sotelino ______________________________
Name: Fernando Barreira Sotelino
Title: Executive President of the Wholesale Banking Group
Date: June 27, 2003

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Unibanco – União de Bancos Brasileiros S.A. and will be retained by Unibanco – União de Bancos Brasileiros S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION
Pursuant to 18 United States Code § 1350

       The undersigned hereby certifies that to his knowledge the Form 20-F of Unibanco – União de Bancos Brasileiros S.A. (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joaquim Francisco de Castro Neto ______________________________
Name: Joaquim Francisco de Castro Neto
Title: Executive President of the Retail Banking Group
Date: June 27, 2003

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Unibanco – União de Bancos Brasileiros S.A. and will be retained by Unibanco – União de Bancos Brasileiros S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION
Pursuant to 18 United States Code § 1350

       The undersigned hereby certifies that to his knowledge the Form 20-F of Unibanco – União de Bancos Brasileiros S.A. (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Geraldo Travaglia Filho ______________________________
Name: Geraldo Travaglia Filho
Title: Executive Officer as chief financial officer
Date: June 27, 2003

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Unibanco – União de Bancos Brasileiros S.A. and will be retained by Unibanco – União de Bancos Brasileiros S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION
Pursuant to 18 United States Code § 1350

       The undersigned hereby certifies that to his knowledge the Form 20-F of Unibanco Holdings S.A. (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Israel Vainboim ______________________________
Name: Israel Vainboim
Title: Executive President
Date: June 27, 2003

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Unibanco Holdings S.A. and will be retained by Unibanco Holdings S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION
Pursuant to 18 United States Code § 1350

       The undersigned hereby certifies that to his knowledge the Form 20-F of Unibanco Holdings S.A. (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Geraldo Travaglia Filho ______________________________
Name: Geraldo Travaglia Filho
Title: Officer as chief financial officer
Date: June 27, 2003

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Unibanco Holdings S.A. and will be retained by Unibanco Holdings S.A. and furnished to the Securities and Exchange Commission or its staff upon request.