Form 20-F/A
period 2002-12-31
UNIBANCO UNION OF BRAZILIAN BANKS SA
filed 2003-08-08
CIK 1038583

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F/A (Amendment No.1)

Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
OR
Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002
OR
Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from_____ to _____

Commission file number: 1-14640-01

UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A. & UNIBANCO HOLDINGS S.A.
(Exact name of each Registrant as specified in its charter)
UNIBANCO-UNION OF BRAZILIAN BANKS S.A. & UNIBANCO HOLDINGS S.A.
(Translation of Registrant's names into English)

Federative Republic of Brazil (Jurisdiction of incorporation or organization)
UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A. Avenida Eusébio Matoso 891 05423-901 São Paulo, SP	UNIBANCO HOLDINGS S.A. Avenida Eusébio Matoso 891 22nd Floor 05423-901 São Paulo, SP
(Adresses of principal executive offices) Securities registered pursuant to Section 12(b) of the Act:
Title of each Class	(Name of each exchange on which registered)
Global Depositary Shares, each representing 500 Units each Unit consisting of one Unibanco Preferred Share and one Unibanco Holding Class B Preferred Share	New York Stock Exchange
Unibanco Preferred Shares, without par value	New York Stock Exchange*
Unibanco Holding Class B Preferred Shares, without par value	New York Stock Exchange*

Securities registered pursuant to Section 12(g) of the Act: None. (Title of Class) Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None. (Title of Class)

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report:

75,568,744,349 Unibanco Common Shares, no par value per share
62,978,027,725 Unibanco Preferred Shares, no par value per share
37,138,435,873 Unibanco Holdings Common Shares, no par value per share
3,843,541,338 Unibanco Holdings Class A Preferred Shares, no par value per share
42,426,331,767 Unibanco Holdings Class B Preferred Shares, no par value per share

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes                   No

Indicate by check mark which financial statement item the registrants have elected to follow:

Item 17            Item 18

* Not for trading purposes, but only in connection with the registration of Global Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

EXPLANATORY NOTE

    Item 19 of this Form 20-F/A for the fiscal year ended December 31, 2002 has been revised to include a revised audit report by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) with respect to the financial statements of Unibanco-União de Bancos Brasileiros S.A. and Unibanco Holdings S.A. (the “Registrants”). The audit report is being re-filed to revise wording in the audit report of Deloitte relating to Deloitte’s audit of the Registrants’ financial statements as of and for the year ended December 31, 2001. This Form 20-F/A consists of a cover page, this explanatory note, the information required by Item 18 of Form 20-F (Financial Statements by reference to Item 19), a signature page, and the principal executive and principal financial officer certifications required to be included herein. In accordance with Rules 12b-15 promulgated pursuant to the Securities Exchange Act of 1934, the complete text of Item 19, as amended, is included or incorporated by reference herein. However, with respect to the financial statements, other than the revised audit report by Deloitte with respect to the financial statements of the Registrants, no changes have been made.

    This Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F, and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above and set forth below.

PART III

Item 18. FINANCIAL STATEMENTS

    Reference is made to Item 19 of this Form 20-F/A for a list of all financial statements filed as part of this annual report.

Item 19. FINANCIAL STATEMENTS & EXHIBITS

    (a) Financial Statements

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of
Unibanco Holdings S.A. and
Unibanco - União de Bancos Brasileiros S.A.

1.

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

2.

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

3.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of both the Holdings and the Bank as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s:/ Deloitte Touche Tohmatsu
Auditores Independentes
June 23, 2003
São Paulo, Brazil

    The audited consolidated financial statements of Unibanco Holdings S.A. and subsidiary, Unibanco-União de Bancos Brasileiros S.A. and subsidiaries as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 together with the report of PricewaterhouseCoopers Auditores Independentes on such financial statements for the year ended December 31, 2000 and the audited consolidated financial statements of Credicard S.A. Administradora de Cartões de Crédito, together with the report of KPMG Auditores Independentes thereon, filed as part of the original 20-F on June 27, 2003, are incorporated herein by reference.

    (b) Exhibits

1.1*	Articles of Association of Unibanco-União de Bancos Brasileiros S.A., as amended and consolidated on April 28, 2003 (English-language version).

1.2*	Articles of Association of Unibanco Holdings S.A., as amended and consolidated on April 28, 2003 (English-language version).

4.1*

Closing Agreement (Acordo de Fechamento), dated as of June 28, 2002, among Unibanco-União de Bancos Brasileiros S.A., Banco Bradesco S.A., União de Comércio Participações Ltda., PT Prime S.G.P.S. S.A., Bus Serviços de Telecomunicações S.A., Bus Holding S.A., Primesys S.A. and Portugal Telecom S.A., together with its English-language version.

8.1*	List of our Subsidiaries.

10.1	Certifications pursuant to 18 United States Code § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

______________________
*	Previously filed as an exhibit to the Registrants’ Annual Report for the year ended December 31, 2002 on Form 20-F, dated June 27, 2003, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants certify that they meet all of the requirements for filing on Form 20-F/A and have duly caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorized.

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

Dated:  August 7, 2003

CERTIFICATION

I, Fernando Barreira Sotelino, certify that:

1. I have reviewed this annual report on Form 20-F/A of Unibanco-União de Bancos Brasileiros S.A.;

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

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: August 7, 2003

                   By: /s/ Fernando Barreira Sotelino
                       ___________________________________
                       Name:  Fernando Barreira Sotelino
                       Title: Executive President of the Wholesale Banking Group

CERTIFICATION

I, Joaquim Francisco de Castro Neto, certify that:

1. I have reviewed this annual report on Form 20-F/A of Unibanco-União de Bancos Brasileiros S.A.;

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

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: August 7, 2003

                     By: /s/ Joaquim Francisco de Castro Neto
                         ___________________________________
                         Name:  Joaquim Francisco de Castro Neto
                         Title:  Executive President of the Retail Banking Group

CERTIFICATION

I, Geraldo Travaglia Filho, certify that:

1. I have reviewed this annual report on Form 20-F/A of Unibanco-União de Bancos Brasileiros S.A.;

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

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: August 7, 2003

                        By: /s/ Geraldo Travaglia Filho
                            ___________________________________
                            Name:  Geraldo Travaglia Filho
                            Title:  Executive Officer as Chief Financial Officer

CERTIFICATION

I, Israel Vainboim, certify that:

1. I have reviewed this annual report on Form 20-F/A of Unibanco Holdings S.A.;

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

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: August 7, 2003

                           By: /s/ Israel Vainboim
                               ___________________________________
                               Name:  Israel Vainboim
                               Title:  Executive President

CERTIFICATION

I, Geraldo Travaglia Filho, certify that:

1. I have reviewed this annual report on Form 20-F/A of Unibanco Holdings S.A.;

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

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: August 7, 2003

                           By: /s/ Geraldo Travaglia Filho
                               ___________________________________
                               Name:  Geraldo Travaglia Filho
                               Title:  Officer as Chief Financial Officer

EXHIBIT INDEX

1.1*	Articles of Association of Unibanco-União de Bancos Brasileiros S.A., as amended and consolidated on April 28, 2003 (English-language version).

1.2*	Articles of Association of Unibanco Holdings S.A., as amended and consolidated on April 28, 2003 (English-language version).

4.1*

Closing Agreement (Acordo de Fechamento), dated as of June 28, 2002, among Unibanco-União de Bancos Brasileiros S.A., Banco Bradesco S.A., União de Comércio Participações Ltda., PT Prime S.G.P.S. S.A., Bus Serviços de Telecomunicações S.A., Bus Holding S.A., Primesys S.A. and Portugal Telecom S.A., together with its English-language version.

8.1*	List of our Subsidiaries.

10.1	Certifications pursuant to 18 United States Code § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

______________________
*	Previously filed as an exhibit to the Registrants’ Annual Report for the year ended December 31, 2002 on Form 20-F, dated June 27, 2003, and incorporated herein by reference.

CERTIFICATION
Pursuant to 18 United States Code § 1350

    The undersigned hereby certifies that to his knowledge the Form 20-F/A of Unibanco-União de Bancos Brasileiros S.A. (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                       /s/ Fernando Barreira Sotelino
                       ___________________________________
                       Name:  Fernando Barreira Sotelino
                       Title: Executive President of the Wholesale Banking Group
                       Date:  August 7, 2003

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, has been provided to Unibanco-União de Bancos Brasileiros S.A. and will be retained by Unibanco-União de Bancos Brasileiros S.A and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION
Pursuant to 18 United States Code § 1350

    The undersigned hereby certifies that to his knowledge the Form 20-F/A of Unibanco-União de Bancos Brasileiros S.A. (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                         /s/ Joaquim Francisco de Castro Neto
                         ___________________________________
                         Name:  Joaquim Francisco de Castro Neto
                         Title:  Executive President of the Retail Banking Group
                         Date:  August 7, 2003

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, has been provided to Unibanco-União de Bancos Brasileiros S.A. and will be retained by Unibanco-União de Bancos Brasileiros S.A and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION
Pursuant to 18 United States Code § 1350

    The undersigned hereby certifies that to his knowledge the Form 20-F/A of Unibanco-União de Bancos Brasileiros S.A. (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                            /s/ Geraldo Travaglia Filho
                            ___________________________________
                            Name:  Geraldo Travaglia Filho
                            Title:  Executive Officer as Chief Financial Officer
                            Date:  August 7, 2003

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, has been provided to Unibanco-União de Bancos Brasileiros S.A. and will be retained by Unibanco-União de Bancos Brasileiros S.A and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION
Pursuant to 18 United States Code § 1350

    The undersigned hereby certifies that to his knowledge the Form 20-F/A of Unibanco Holdings S.A. (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                               /s/ Israel Vainboim
                               ___________________________________
                               Name:  Israel Vainboim
                               Title:  Executive President
                               Date:  August 7, 2003

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, has been provided to Unibanco Holdings S.A and will be retained by Unibanco Holdings S.A and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION
Pursuant to 18 United States Code § 1350

    The undersigned hereby certifies that to his knowledge the Form 20-F/A of Unibanco Holdings S.A. (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                               /s/ Geraldo Travaglia Filho
                               ___________________________________
                               Name:  Geraldo Travaglia Filho
                               Title:  Officer as Chief Financial Officer
                               Date:  August 7, 2003

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, has been provided to Unibanco Holdings S.A and will be retained by Unibanco Holdings S.A and furnished to the Securities and Exchange Commission or its staff upon request.