Form 20-F
period 2003-12-31
UNIBANCO UNION OF BRAZILIAN BANKS SA
filed 2004-06-28
CIK 1038583

As filed with the Securties and Exchange Commission on June 28, 2004
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F

Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
OR
Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended: December 31, 2003
OR
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
(Address of principal executive offices) Securities registered or to be registered pursuant to Section 12(b) of the Act:
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

75,565,816, 851 Unibanco Common Shares, no par value per share
62,045,605,223 Unibanco Preferred Shares, no par value per share
31,514,587,519 Unibanco Holdings Common Shares, no par value per share
50,458,155,032 Unibanco Holdings Class B Preferred Shares, no par value per share

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

PART I

ITEM 1.		IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 2.		OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.		KEY INFORMATION
	A.	Selected Financial Data
	D.	Risk Factors

ITEM 4.		INFORMATION ON THE COMPANY
	A.	History And Development Of The Company
Overview
Our Businesses
Recent Acquisitions
Capital Expenditures
	B.	Business Overview
Our Business Strategy
Principal Business Activities
Other Information About Unibanco
Competition
The Brazilian Banking Industry
Regulation And Supervision
	C.	Organizational Structure
	D.	Property, Plant And Equipment

ITEM 5.		OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
Macroeconomic Factors Affecting Our Financial Condition And Results Of Operations
Critical Accounting Estimates
Accounting For Results Of Unconsolidated Affiliates
	A.	Operating Results
	B.	Liquidity And Capital Resources
	C.	Research And Development, Patents And Licenses Etc
	D.	Trend Information
	E.	Off Balance Sheet Arrangements
	F.	Tabular Disclosure Of Contractual Obligations
Selected Statistical Information

ITEM 6.		DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	A.	Directors And Senior Management
	B.	Compensation
	C.	Board Practices
	D.	Employees
	E.	Share Ownership

ITEM 7.		MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	A.	Major Shareholders
	B.	Related Party Transactions

ITEM 8.		FINANCIAL INFORMATION
	A.	Consolidated Statements And Other Financial Information
Legal Proceedings
Dividends
	B.	Significant Changes

ITEM 9.		THE OFFER AND LISTING
	A.	Offer And Listing Details
	C.	Markets

ITEM 10.		ADDITIONAL INFORMATION
	B.	Memorandum And Articles Of Association
	C.	Material Contracts
	D.	Exchange Rates And Exchange Controls
	E.	Taxation
	H.	Documents On Display

ITEM 11.		QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Risk Management

ITEM 12.		DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13.		DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.		MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.		CONTROLS AND PROCEDURES

ITEM 16.		[RESERVED].
ITEM 16.A.		Audit Committee Financial Expert
ITEM 16.B.		Code Of Ethics
ITEM 16.C.		Principal Accountants Fees And Services
ITEM 16.D.		Exemptions From The Listing Standards For Audit Committees
ITEM 16.E.		Purchase Of Equity Securities By The Issuer And Affiliated Purchasers

PART III

ITEM 17.		FINANCIAL STATEMENTS

ITEM 18.		FINANCIAL STATEMENTS

ITEM 19.		FINANCIAL STATEMENTS & EXHIBITS

NOTE ON JOINT FILING

This annual report on Form 20-F has been jointly filed with the permission of the Securities and Exchange Commission by Unibanco–União de Bancos Brasileiros S.A. and our parent company, Unibanco Holdings S.A. Unibanco Holdings holds 96.6% of our outstanding common shares and 14.5% of our outstanding preferred shares as of April 30, 2004. Unibanco Holdings engages in no activities other than holding our shares.

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

Factors that could cause our actual results to differ materially from the expectations reflected in the forward-looking statements include, but are not limited to, those discussed under “Item 3. Key Information — Risk Factors” as well as:

  increases in defaults by our borrowers and other loan delinquencies;
  increases in our provision for loan losses;
  deposit attrition, customer loss or revenue loss;
  changes in interest rates which may, among other things, adversely affect our margins;
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

        On June 22, 2004, the exchange rate for reais into U.S. dollars was R$3.1341 to US$1.00, based on the commercial selling rate as reported by the Central Bank of Brazil. The commercial rate was R$2.8892 to US$1.00 as of December 31, 2003.

        Our audited consolidated financial statements are included in Item 19 of this annual report. These financial statements include the assets, liabilities, results of operations and cash flows of our subsidiaries, as well as our branches outside Brazil. Unibanco Holdings, a corporation organized under the laws of Brazil, controls us through its ownership, as of April 30, 2004, of 96.6% of our outstanding common shares and 14.5% of our outstanding preferred shares. Unibanco Holdings engages in no activities other than holding shares in us. As a result, the financial statements of Unibanco Holdings are similar to ours in all material respects, except for the minority interest line of the balance sheet and income statement and the financing activities section of the cash flow statement. References herein to our consolidated financial statements also refer to the financial statements of Unibanco Holdings.

        Our audited consolidated balance sheets as of December 31, 2002 and 2003 and consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three-years in the period ended December 31, 2003, including the notes thereto, included in this annual report are prepared in accordance with U.S. GAAP. For certain purposes, such as providing reports to our Brazilian stockholders, filing financial statements with the Brazilian Securities Commission and determining dividend payments and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with applicable Brazilian accounting practices and the Brazilian Corporate Law.

        Prior to June 30, 1997, Brazil was considered to be a hyperinflationary environment, having experienced extremely high rates of inflation until then, which affected the comparability of financial performance on a period-to-period basis. As measured by the general price index, or IGP-DI, published by the Fundação Getúlio Vargas, a leading independent Brazilian economic research organization, the inflation rate was 10.4% for 2001, 26.4% for 2002 and 7.7% for 2003.

        Certain amounts (including percentages and totals) appearing herein have been rounded.

        Unless the context otherwise requires, all references to loans include leases. Certain industry data presented herein have been derived from sources which we believe to be reliable; however, we have not independently verified this data and we assume no responsibility for its accuracy or completeness. Sources include Sistema do Banco Central, a database of information provided by financial institutions to the Central Bank (“SISBACEN”); Federação Nacional das Empresas de Seguros Privados e de Capitalização - Fenaseg, the National Federation of Private Insurance and Capitalization Companies (“Fenaseg”); Superintendência de Seguros Privados, the Brazilian government insurance regulatory body (“SUSEP”); Associação Nacional de Bancos de Investimento e Distribuidoras, the National Association of Investment Banks and Security Dealers (“ANBID”); Fundação Getúlio Vargas, a leading Brazilian independent economic research organization; and Associação de Empresas de Cartão de Crédito e Serviços, the Brazilian Credit Cards Companies Association (“ABECS”).

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

        Our financial statements are presented in reais (Brazilian real, the official currency of the Federative Republic of Brazil). For more details related to the latest, high and low exchange rates for reais into U.S. dollars, including the high and low exchange rates for each month during the previous six months and for the five most recent financial years see “Item 10 – Additional Information – Exchange Rates and Exchange Controls”.

        Our selected historical financial data as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 have been derived from, and should be read in conjunction with, our audited consolidated financial statements included in this annual report. The selected financial data as of December 31, 1999, 2000 and 2001 and for each of the two years in the period ended December 31, 1999 and 2000 are derived from our previously published audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements for the year ended December 31, 1999 and 2000 have been audited by PricewaterhouseCoopers Auditores Independentes. Our consolidated financial statements as of and for the years ended December 31, 2001, 2002 and 2003 have been audited by Deloitte Touche Tohmatsu Auditores Independentes, whose report is filed as part of this annual report.

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

	For the Year Ended December 31,

	1999	2000	2001	2002	2003

US GAAP:	(in millions of R$)
Unibanco Consolidated Income Statement Data:
Net interest income	R$2,619	R$2,708	R$4,173	R$5,302	R$5,024
Provision for loan losses	(534)	(676)	(1,100)	(1,291)	(881)

Net interest income after provision for loan losses	2,085	2,032	3,073	4,011	4,143
Fee and commission income	1,100	1,134	1,653	1,854	2,152
Equity in results of unconsolidated companies (1)	78	164	235	184	199
Other non-interest income (2)	1,358	1,669	1,873	1,178	3,152
Operating expenses (3)	(2,426)	(2,758)	(3,850)	(3,985)	(4,534)
Other non-interest expense (4)	(1,593)	(1,530)	(2,037)	(2,600)	(3,731)

Income before income taxes and minority interest	602	711	947	642	1,381
Income taxes	(9)	(14)	(38)	276	(354)
Minority interest	(61)	(69)	(84)	(115)	(154)

Net income	R$532	R$628	R$825	R$803	R$873

	For the Year Ended December 31,

	1999	2000	2001	2002	2003

	(in R$, except per share data)
Unibanco Earnings and Dividends Information (16):
Basic and diluted earnings per shares:
Common	R$0.48	R$0.49	R$0.56	R$0.55	R$0.61
Preferred	0.53	0.54	0.62	0.61	0.67
Distributed earnings (dividends) per shares:
Common	0.20	0.22	0.22	0.23	0.30
Preferred	R$0.22	R$0.25	R$0.24	R$0.26	R$0.33
Weighted average shares outstanding (in thousands) - Basic:
Common	539,672	650,574	755,687	755,687	755,678
Preferred	517,689	579,764	643,309	629,876	622,831
Weighted average shares outstanding (in thousands) – Diluted:
Common	539,672	650,574	755,687	755,687	755,678
Preferred	517,689	579,764	643,309	629,876	623,035
Unibanco Holdings Earnings and Dividends Information (16):
Basic and diluted earnings per shares:
Common	R$0.50	R$0.50	R$0.57	R$0.57	R$0.60
Class A Preferred	0.56	0.54	0.63	0.63	0.14
Class B Preferred	0.50	0.50	0.57	0.57	0.60
Distributed earnings (dividends) per shares:
Common	0.20	0.21	0.22	0.24	0.27
Class A Preferred	0.22	0.24	0.24	0.26	0.14
Class B Preferred	R$0.20	R$0.21	R$0.22	R$0.24	R$0.27
Weighted average shares outstanding (in thousands) - Basic:
Common	286,207	334,753	371,384	371,384	349,754
Class A Preferred	38,435	38,435	38,435	38,435	23,653
Class B Preferred	302,440	364,502	429,411	424,263	454,212
Weighted average shares outstanding (in thousands) – Diluted:
Common	286,207	334,753	371,384	371,384	349,754
Class A Preferred	38,435	38,435	38,435	38,435	23,653
Class B Preferred	302,440	364,502	429,411	424,263	454,415

	As of December 31,

	1999	2000	2001	2002	2003

	(in millions of R$)
Unibanco Consolidated Balance Sheet Data:
Assets
Cash and due from banks	R$200	R$332	R$677	R$934	R$812
Interest-bearing deposits in other banks	1,041	901	1,843	2,309	2,886
Trading, available for sale and held to maturity	8,878	9,160	15,596	18,117	14,666
Loans	14,914	20,314	23,912	25,254	26,039
Allowance for loan losses	(756)	(1,005)	(1,276)	(1,389)	(1,317)
Investments in unconsolidated companies	424	445	892	574	616
Goodwill and other intangibles, net	79	1,528	1,372	1,349	1,248
Total assets	33,956	48,632	53,382	71,988	66,047
Average assets	31,372	33,780	51,203	60,310	64,579

Liabilities and Stockholders’ Equity
Deposits	R$8,880	R$13,468	R$18,555	R$26,055	R$25,700
Short-term borrowings	4,538	5,846	6,240	6,305	3,113
Long-term debt	7,414	7,401	7,847	10,928	13,348
Stockholders’ equity	4,104	5,552	5,955	6,245	6,754
Average liabilities	28,193	29,359	45,387	54,223	58,085
Average stockholders’ equity	3,179	4,421	5,816	6,087	6,494

	As of and for the Year Ended December 31,

	1999	2000	2001	2002	2003

Selected Consolidated Ratios:
Profitability and Performance
Net Interest margin (5)	9.7%	9.6%	10.1%	10.8%	9.4%
Return on average assets (6)	1.7	1.9	1.6	1.3	1.4
Return on average equity (7)	16.7	14.2	14.2	13.2	13.4
Efficiency ratio (8)	69.6	69.3	68.0	69.5	68.7

Liquidity
Loans as a percentage of total deposits	168.0	150.8	128.9	96.9	101.3

Capital
Total equity as a percentage of total assets	12.1	11.4	11.2	8.7	10.2
Total capital to risk-weighted assets (9)	17.5	16.5	13.7	15.7	18.6

Asset Quality
Allowance for loan losses as a percentage of total loans	5.1	4.9	5.3	5.5	5.1
Nonperforming loans as a percentage of total loans (10)	1.9	4.3	4.2	3.9	4.5
Allowance for loan losses as a percentage of total
nonperforming loans (10)	271.9	115.9	127.3	142.0	113.4
Net charge-offs as a percentage of average loans
outstanding (11)	3.1	2.8	3.8	5.0	4.0

	For the Year Ended December 31,

	1999	2000	2001	2002	2003

	(in millions of R$, except per share amounts)
BRAZILIAN GAAP (12):
Consolidated Income Statement Data:
Profit from financial intermediation	R$2,478	R$2,642	R$3,658	R$2,672	R$5,684
Net income	591	739	972	1,010	1,052
Unibanco Earnings and Dividends Information:
Earnings per 1,000 shares:
Common	R$5.57	R$6.02	R$6.95	R$7.29	R$7.65
Preferred	5.57	6.02	6.95	7.29	7.65
Distributed earnings (dividends) per 1,000 shares:
Common	R$1.97	R$2.23	R$2.22	R$2.35	R$2.96
Preferred	2.16	2.46	2.44	2.58	3.26

	For the Year Ended December 31,

	1999	2000	2001	2002	2003

	(in millions of R$, except percentages)
Consolidated Balance Sheet Data:
Total assets	R$36,038	R$51,496	R$55,616	R$75,375	R$69,632
Total loans	15,811	21,615	25,358	26,557	27,678
Total deposits	9,266	13,350	18,932	25,988	25,357
Stockholders’ equity	4,002	5,504	6,072	6,559	7,156
Selected Consolidated Ratios:
Return on average assets (13)	1.7%	1.8%	1.8%	1.5%	1.5%
Return on average equity (14)	18.5	17.5	16.8	16.0	15.3
Efficiency ratio (15)	53.4	60.0	58.0	59.1	57.7
Total capital to risk weighted assets (9)	17.5	16.5	13.7	15.7	18.6

(1)

For more information on our equity in results of unconsolidated companies, see Item 5, Accounting for results of unconsolidated affiliates and Item 5.A. Operating Results and Note 11 to our consolidated financial statements.

(2)

Other non-interest income consists of trading income (expenses), net gain on foreign currency transactions, net gain on securities, insurance and private retirement plan and pension investment contracts and other non-interest income. For more information see Note 24 to our consolidated financial statements and Item 5.A. Operating Results.

(3)	Operating expenses consist of salaries and benefits and administrative expenses.
(4)

Other non-interest expense consists of amortization of goodwill until December 31, 2001 and other intangibles, insurance, private retirement plan and pension investment contracts and other non-interest expenses.

(5)	Net interest income as a percentage of average interest-earning assets.
(6)	Net income as a percentage of average total assets.
(7)	Net income as a percentage of average stockholders’ equity.
(8)	Operating expenses as a percentage of the aggregate of net interest income, fee and commission income, other non-interest income and other non-interest expense.
(9)	Based on Brazilian Central Bank guidelines. See Item 4.B. Business Overview.
(10)	Nonperforming loans consist of loans 60 days or more overdue.
(11)	Charge-offs net of loan recoveries during the period as a percentage of average loans outstanding.
(12)

Our Brazilian financial statements are prepared in accordance with the requirements of Brazilian Corporate Law and the regulation of the Central Bank and the Brazilian Securities and Exchange Commission.

(13)	Net income as a percentage of average total assets.
(14)	Net income as a percentage of average stockholders’ equity.
(15)	Operating expenses as a percentage of the aggregate profit from financial intermediation and other income.
(16)

Earnings per share have been adjusted for all periods presented to reflect the new number of shares that will result from the reverse stock split, approved on April 30, 2004, in accordance with SFAS 128 “Earnings per share” (see Note 34(e) to our consolidated financial statements).

3.D. RISK FACTORS

        Set forth below are certain risk factors that could materially adversely affect our future business, operating results or financial condition. You should carefully consider these risk factors and the other information in this document before making investment decisions involving our shares. Additional risk not currently known to us, or which we deem as of now immaterial, may also harm us and affect your investment.

Risks Relating to Brazil

        Our business, almost all of which is located in Brazil, may be adversely affected by actions of the Brazilian government

        Historically the Brazilian government has frequently intervened, sometimes in drastic ways, in the Brazilian economy and in the financial services industry. Past intervention has included, among other actions, currency devaluation, the imposition of wage, price and capital controls, the freezing of bank accounts, limitation on exports, increases in regulatory capital requirement and reserve requirements, imposition of lending limits and other credit restrictions and the imposition of taxes on financial transactions. The nature and extent of such intervention is unpredictable.

        The actions of the government may adversely affect our business by:

  reducing the demand for our services;

  increasing our costs;

  limiting our ability to provide services;

  reducing the ability of our customers to repay loans.

        Moreover, social instability and other political or economic developments resulting from the Brazilian government’s imposition of new economic policies, or the Brazilian government’s response to those developments, could also adversely affect our operations. See “Item 5. Operating and Financial Review and Prospects – Macroeconomic Factors Affecting Our Financial Condition and Results of Operations – Effects of Government Regulation on Our Financial Condition and Results of Operations”.

        Devaluation of the real against the US dollar may harm our and our Brazilian borrowers’ ability to pay dollar-denominated or dollar-indexed obligations

        Our financial condition and results of operations have been affected in recent periods, and will likely continue to be affected, by the devaluation of the real that has followed the Brazilian government’s decision in January 1999 to allow the real to float freely.

        The Central Bank has periodically devalued the Brazilian currency during the last four decades. The exchange rate between the real and the US dollar has varied significantly in recent years. For example, the real declined in value against the US dollar by 18.7% in 2001, declined again, by 52.3% in 2002, and recovered to some extent, appreciating 18.2% in 2003.

        Devaluation of the real against the US dollar (and other foreign currencies) may impair our ability to pay our dollar-denominated or dollar-indexed liabilities, by making it more costly for us to obtain the foreign currency required to pay such obligations. To date, the volatility of the real has not significantly affected our ability to meet our foreign currency obligations because we have a policy of generally matching our assets and liabilities in or indexed to US dollars. However, if a devaluation occurs when our payment obligations with respect to such liabilities significantly exceed the amount receivable in respect of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if the value of such financial instruments has not changed in their original currency. Devaluation of the real may also affect us by impairing the ability of our Brazilian corporate borrowers to repay dollar denominated or dollar indexed liabilities to us.

        When the Brazilian currency is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais.

        In addition, our lending and leasing operations depend significantly on our capacity to match the cost of funds indexed to the US dollar with the rates charged to our customers. A significant devaluation of the real against the US dollar will increase our cost of funds and require us to raise our rates on our leasing and lending operations, which, as a result, may affect our ability to attract new customers who might be deterred from paying such higher rates.

        Appreciation of the real against the US dollar may adversely affect our income tax liability

        During periods when the real appreciates against the currencies in which we hold our investments in our non-Brazilian subsidiaries and branches, we may experience a negative effect on our income tax liability. This is because losses in real terms on our overseas investments are not deductible for Brazilian tax purposes, whereas gains in the value of the related real-denominated hedges we maintain generally are taxable.

        Volatility of currency exchange rates may lead to an uncertain economic climate in Brazil that could negatively affect our ability to finance our operations through the international capital markets

        Devaluation of the real relative to US dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and instigating governmental policies to curb aggregate demand. On the other hand, appreciation of the real against the US dollar may lead to a deterioration of the Brazilian current account and balance of repayments, as well as dampening export-driven growth. The potential impact of the floating exchange rate and of measures of the Brazilian government aimed at stabilizing the real is uncertain.

        If Brazil experiences substantial inflation in the future, our results of operations may be negatively affected

        Brazil has in the past experienced high rates of inflation, with annual rates of inflation reaching as high as 2,708% in 1993. More recently, Brazil’s rates of inflation were 20% in 1999, 9.8% in 2000, 10.4% in 2001, 26.4% in 2002, 9.3% in 2003 and 1.85% in the first quarter of 2004, as measured by the IGP-DI (general price index). Inflation itself and governmental measures to combat inflation have in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs may increase and our operating and net margins may decrease (if not accompanied by an increase in interest rates). Inflationary pressures may weaken investor confidence and curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy, which in turn could adversely affect our operations.

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

        The Brazilian government has not prevented the remittance of proceeds to foreign investors since 1990 and has never done so in respect of securities obligations. See “–Risks Relating to the Global Depositary Shares and Units – Restrictions on Overseas Remittances could adversely affect Holders of Units and GDSs”. However, the government currently restricts the ability of Brazilian or foreign persons or entities to convert Brazilian currency into foreign currencies other than in connection with certain authorized transactions through the Central Bank, which has, for instance, centralized certain payments of principal on external obligations. The Central Bank has also assumed responsibility for the external obligations in connection with the formal restructuring of Brazilian sovereign debt.

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

  Brazil’s relationship with the International Monetary Fund; and

  political constraints to which Brazil may be subject.

        Developments in other emerging market economies may negatively affect the Brazilian economy and have an adverse impact on our business

        Historically, adverse developments in the economies of other emerging market countries, especially those in Latin America, have had an adverse impact on the Brazilian securities markets and economy. These events have negatively affected Brazilian companies, including by:

  decreasing the availability of credit in the Brazilian economy, from both domestic and international sources of capital;

  resulting in considerable outflows of funds and declines in the amount of foreign investment in Brazil; and

  adversely affecting the market price of Brazilian companies’ securities.

        Such events have included the devaluation of the Mexican peso in December 1994, the Asian economic crisis of 1997, the Russian currency crisis of 1998 and the Argentinean economic and political crisis in 2002. In recent periods, the international financial markets have experienced significant volatility, and a large number of market indices, including those in Brazil, have at times experienced significant declines.

        In the event of adverse developments in emerging market countries, the international capital markets may not remain open to Brazilian companies and prevailing interest rates in these markets may not be advantageous to us. Decreased foreign investment in Brazil could negatively affect growth and liquidity in the Brazilian economy, which in turn could have a negative impact on our business.

Risks Relating to the Brazilian Banking Industry

        Changes in regulation may negatively affect us

        Brazilian banks and insurance companies, including our banking and insurance operations, are subject to extensive and continuous regulatory review by the Brazilian government. We have no control over government regulations, which govern all facets of our operations, including regulations that impose:

  minimum capital requirements;

  compulsory reserve requirements;

  lending limits and other credit restrictions; and

  accounting and statistical requirements.

        The regulatory structure governing Brazilian financial institutions, including banks, broker-dealers, leasing companies, and insurance companies is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could be changed, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenues.

         Changes in reserve and compulsory deposit requirements may affect our profitability

         The Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. The Central Bank may increase the reserve requirements in the future or impose new reserve or compulsory deposit requirements.

        As of April 30, 2004:

  the rate of compulsory deposit requirements on time deposits in the form of government securities in an account with the Central Bank was 15%;

  the rate of compulsory deposit requirements on saving deposits in the form of cash deposits was 20%;

  the additional reserve requirement on time deposits, demand deposits and savings deposits was, respectively, 8%, 10% and 8%; and

  the reserve requirement for demand deposits was 45%.

        Our balance of demand, savings and time deposits reserve requirement was R$4,116 million as of December 31, 2003. See “Item 5: Operating and Financial Review and Prospects - Macroeconomic Factors Affecting our Financial Condition and Results of Operations - Effects of Government Regulation on our Financial Condition and Results of Operations – Compulsory Deposit Requirements”.

         Reserve and compulsory deposit requirements reduce our liquidity to make loans and other investments. In addition, compulsory deposits generally do not yield the same return as our other investments and deposits. This is a result of the following factors:

  a portion of our compulsory deposits do not bear interest;

  we are obligated to hold some of our compulsory deposits in Brazilian government securities; and

  we must use a portion of the deposits to finance both a federal housing program and the rural sector.

        Changes in minimum limits for federal housing and rural sector loans may negatively affect our profitability

        Under the banking regulation framework, we are required to maintain a minimum percentage of our savings deposits for federal housing financing and a minimum percentage of total deposits for loans to the rural sector. These limits can directly influence the profitability of our business as a result of two different factors. If we do not achieve the minimum limit required for these loans, we must keep the difference as compulsory deposits, which generally do not yield the same returns as our other investments and deposits. In addition, obligatory loans to these sectors might entail more risk and/or be less profitable then other lending opportunities available to us.

        In general, as of April 30, 2004:

  the rate of minimum loans for federal housing program was 65% of savings deposits; and

  the rate of minimum loans for loans to rural sector was 25% of total deposits.

        Changes in tax regulation may negatively affect our operations

        To support its fiscal policies, the Brazilian government regularly enacts reforms to tax and other assessment regimes which affect us and our customers. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes have produced uncertainty in the financial system, increased the cost of borrowing and contributed to the increase in our non-performing loan portfolio. See “Item 5. Operating and Financial Review and Prospects – Macroeconomic Factors Affecting Our Financial Condition and Results of Operations – Effects of Government Regulation on Our Financial Condition and Results of Operations – Other Taxes”.

        Changes in base interest rates by the Central Bank could adversely affect our results of operations and profitability

        The Central Bank establishes the base interest rate for the Brazilian banking system, and uses changes in this rate as an instrument for managing the Brazilian economy. The base interest rate is the benchmark interest rate payable to holders of securities issued by the federal government and traded at the Sistema Especial de Liquidação e Custódia – SELIC (Special System for Settlement and Custody). In recent years, the base interest rate has fluctuated, reaching approximately 45% in March 1999 and falling to 15.25% in January 2001. Since 2001 the Central Bank has frequently adjusted the base interest rate, increasing the rate numerous times in response to economic uncertainties. In response to recent economic stabilization, the Central Bank has gradually been able to decrease the base interest rate at various intervals, from 26% on June 18, 2003 to 16% on April 14, 2004.

        Although typically increases in the base interest rate enable us to increase margins, they could adversely affect our results of operations, among other ways, by reducing demand for our credit and investment products, increasing our cost of funds and increasing the risk of customer default. Decreases in the base interest rate could adversely affect our results of operations, among other ways, by decreasing the interest income we earn on our interest-earning assets and lowering margins. See “Item 5. Operating and Financial Review and Prospects – Macroeconomic Factors Affecting Our Financial Condition and Results of Operations – Effects of Interest Rates on Our Financial Conditions and Result of Operations”.

        The increasingly competitive environment in the Brazilian financial services market may negatively affect our business prospects

        We face significant competition in all of our principal areas of operation from other large Brazilian and international banks, public and private, and insurance companies. Brazilian regulations impose very limited barriers to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we do, has grown and competition both in the banking and insurance sectors generally and in markets for specific products has increased. The privatization of state-owned banks has also made the Brazilian markets for banking and other financial services more competitive.

        The increased competition may negatively affect our business results and prospects by, among other things:

  limiting our ability to increase our client base and expand our operations;

  reducing our profit margins on the banking, insurance, leasing and other services and products we offer; and

  increasing competition for investment opportunities.

        Furthermore, additional state-owned banks may be privatized in the future. The acquisition of an insurance company or of a bank by one of our competitors would generally add to the acquiror’s market share, and as a result we may face increased competition from the acquiror.

        Recently Banco Itaú bought Banco BBA-Creditanstalt S.A., a wholesale bank, and Banco Fiat. In April 2003, ABN AMRO Bank announced the acquisition of 95% of Banco Sudameris and in May 2003 Banco Bradesco S.A. acquired Banco Bilbao Vizcaya Argentaria Brasil, S.A. In October 2003, Banco HSBC acquired Lloyds TSB Group's Brazilian operations, including Banco Lloyds TSB S.A. Banco Múltiplo and Losango Promotora de Vendas Ltda. In November 2003, Banco Bradesco S.A. acquired Banco Zogbi S.A. and other companies from Zogbi Group. We expect that these acquisitions will increase the competition in the retail sector.

Risks Relating to Unibanco

        The profile of our loan portfolio may change due to acquisitions we make or due to changes in Brazilian or international economic conditions

        As of December 31, 2003, our total loans portfolio was R$26,039 million, compared to R$25,254 million as of December 31, 2002. Our allowance for credit losses was R$1,317 million, representing 5.1% of our total credit risk as of December 31, 2003, compared to R$1,389 million, representing 5.5% of our total credit risk as of December 31, 2002. See “Item 5. Operating and Financial Review and Prospects – Results of Operations for Year Ended December 31, 2003 Compared to Year Ended December 31, 2002”.

        The quality of our loan portfolio is subject to changes in the profile of the business resulting both from organic growth or acquisitions we make and is dependent on domestic and, to a lesser extent, international economic conditions. Our acquisitions of Fininvest in 2000, and Creditec and Hipercard in 2004 have affected the quality of our loan portfolio by significantly increasing our exposure to the lower income segment of the retail market. This sector generally features a higher volume of transactions, higher margins and higher default rates than other sectors. In addition, our acquisition of a 50% interest in Investcred and in LuizaCred increases our exposure to consumer finance customers, who are traditionally from the lower income segment of the retail market. Adverse changes affecting any of the sectors to which we have significant lending exposure, political events within and external to Brazil or the variability of economic activity may have an adverse impact on us. Accordingly, our historic loan loss experience may not indicate future loss experience.

        Our securities portfolio is subject to market fluctuations due to changes in Brazilian or international economic conditions

        Marketable securities represent R$14,666 million of our assets, and realized and unrealized investment gains and losses have had and will continue to have a significant impact on our results of operations. These gains and losses, which we record when investments in securities are sold or are marked to market (in the case of trading securities), may fluctuate considerably from period to period. The level of fluctuation depends primarily upon the market value of the securities, which may vary considerably based upon our investment and hedging policies. We cannot predict the amount of realized gains or losses for any future period, and variations from period to period have no practical analytical value in helping us to make such a prediction. Gains or losses on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or any portion thereof.

        Integration of businesses in future acquisitions may increase our risks

        Our business strategy includes growth through strategic acquisitions. Most recently, in March 2004, we acquired HiperCard, a private label credit card company and in May 2004 we acquired Creditec, which has a significant presence in the Brazilian personal loans and consumer finance sector among middle and lower income customers. We may engage in further acquisitions, as we seek to continue our growth in the consolidating Brazilian financial services industry. The integration of the businesses we have acquired and may acquire in the future entails significant risks, including the risks that:

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

  the Units will be traded in the Brazilian securities market. Therefore, investors who choose to cancel their GDSs may be exposed to higher risks than they would be in the U.S. securities market, especially with respect to liquidity of the Units; and

  the proceeds and gains related to the Units are earned by their holders in Brazil. Foreign investors may not be able to remit the proceeds of the Units to investors outside Brazil (see “– Restrictions on Overseas Remittances could adversely affect Holders of Units and GDSs”).

        Restrictions on Overseas Remittances could adversely affect Holders of Units and GDSs

        Brazilian law provides that, whenever there is a significant imbalance in Brazil’s balance of payments or reasons to foresee such an imbalance, the Brazilian Government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil, as it did for approximately six months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies. In addition, the Brazilian government may impose temporary taxation on any overseas remittance of up to 50% of its value. Such restrictions could hinder or prevent foreign investors from converting dividends, distributions or the proceeds from any sale of Units into U.S. dollars and remitting such U.S. dollars abroad. Holders of Units and GDSs who reside outside Brazil could be adversely affected by delays in, or refusals to grant, any required governmental approvals for conversion of Brazilian currency payments and remittances abroad in respect of the Units and GDSs.

        Absence of Voting Rights for the Units

        In accordance with Brazilian Corporation Law, our by-laws and the by-laws of Unibanco Holdings, holders of our preferred shares and Unibanco Holdings’ Preferred Shares have no voting rights except in certain limited circumstances, and holders of Units, therefore, are generally not entitled to vote either at meetings of our shareholders or at meetings of Unibanco Holdings’shareholders.

        Shares Eligible for Future Sale may adversely affect the market value of our Units and GDSs

        Certain of our principal shareholders and of Unibanco Holdings have the ability, subject to applicable Brazilian laws and regulations and applicable securities laws in the relevant jurisdictions, to sell Unibanco Holdings Common Shares and Units. Future sales of Units, or the availability of Units for future sales, may have a negative impact on the market prices of the Units and GDSs. Future sales of substantial amounts of Units, or the perception that such sales could occur, could adversely affect the market prices of the Units and GDSs.

        Limitations on Exercise of Preemptive Rights to Foreign Shareholders

        Under Brazilian Corporation Law, except in the case of shares offered through a stock exchange or a public offering, a Brazilian company must offer its shareholders preemptive rights to purchase, by means of capital subscription in a private placement, a sufficient number of shares to maintain their existing ownership percentages prior to the offering and issuance of any new shares. However, the participation of foreign investors in the capital of financial institutions is subject to prior authorization by the Brazilian Government, except for participation in non-voting capital, once a general authorization has already been granted for this purpose. Therefore, in the event voting securities are being offered, our foreign shareholders could be prevented from exercising their preemptive rights. In addition, foreign shareholders may not be able to exercise preemptive rights with respect to our preferred shares or Unibanco Holdings preferred shares represented by the Units, or with respect to any securities issued by us or by Unibanco Holdings as to which the holders of Units have preemptive rights unless a registration statement under the Securities Act is effective with respect to the shares relating to such rights or an exemption from the registration requirements thereunder is available. Unibanco Holdings and we are under no obligation to file a registration statement with respect to such preemptive rights and there can be no assurance that Unibanco Holdings or we will file any such registration statement.

ITEM 4. INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

Founded in 1924 as a correspondent bank, Unibanco is Brazil’s oldest private sector bank. From our longstanding position as one of the nation’s leading wholesale banks, we have expanded our operations to become a full service financial institution providing a wide range of financial products and services to a diversified individual and corporate customer base throughout Brazil. Our businesses comprise Retail Banking, Wholesale Banking, Insurance and Pension Plans and Wealth Management. See Note 32 to our consolidated financial statements in Item 18 for additional information on our four reportable segments.

We are one of the largest private-sector financial institutions in Brazil and have grown substantially both through organic growth and acquisitions. As of December 31, 2003, on a consolidated basis, we had:

  R$66 billion in total assets;
  R$26.0 billion in total lending, leasing and other credits (including off-balance items);
  R$25.7 billion in total deposits; and
  R$6.8 billion in stockholders' equity.

Our consolidated net income for the year ended December 31, 2003 was R$873 million, representing a return on average equity of 13.4% and a return on average assets of 1.4%.

Our equity securities have been publicly traded on the Bolsa de Valores de São Paulo (São Paulo Stock Exchange), or Bovespa, since 1968. In 1997, we became the first Brazilian bank to list its equity securities on The New York Stock Exchange, or NYSE. As of December 31, 2003, the total market value of our equity securities, based on the closing price of our global depositary shares, was R$9.7 billion.

Our legal name is Unibanco- União de Bancos Brasileiros S.A. Our address is Avenida Eusébio Matoso 891, zip code 05423-901, São Paulo, SP, Brazil. Our telephone number is (5511) 3097-1313. Our web site is www.unibanco.com.br. We are a corporation (“sociedade anônima”) and were incorporated on May 27, 1967, in accordance with Brazilian law. Our agent in the United States of America is our Representative Office of New York, which is located at 65 East 55th Street, 29th Floor; New York, NY; Zip Code 10022; USA; telephone number (1-212) 832-1700.

Unibanco Holdings’ legal name is Unibanco Holdings S.A. Its address and telephone number are the same as ours. Unibanco Holdings is a corporation (“sociedade anônima”) and it was incorporated on June 20, 1994, in accordance with the Brazilian law. Unibanco Holdings’ agent in the United States of America is our Representative Office of New York.

Our Businesses

The following diagram shows our principal lines of business:

Retail Banking

Through our Retail Banking business we provide a wide variety of credit and non-credit products, and services to individuals of all income brackets and to small companies with annual revenues of up to R$40 million. We offer traditional deposit, investment, and credit products under the Unibanco brand. We have also developed a strong presence in the consumer finance sector through our subsidiaries Fininvest and Banco Dibens S.A.; our strategic partnership with Magazine Luiza, LuizaCred; and our strategic alliance with Ponto Frio, PontoCred (formerly named InvestCred). As of December 31, 2003, we had approximately 6.0 million retail banking customers and approximately 8.1 million consumer finance customers. We believe we are one of Brazil’s largest credit card issuers in terms of cards issued, primarily through our subsidiaries Fininvest and Unicard Banco Múltiplo S.A., or Unicard, and our affiliate Credicard S.A.

For the year ended December 31, 2003, we had total loans (including insurance) of R$10.3 billion, fees and commissions of R$1,613 million, and net income of R$470 million from our Retail Banking segment.

Wholesale Banking

Through our Wholesale Banking business we provide, as of December 31, 2003, approximately 400 institutional investors and 2,850 large- and mid-size companies with a broad array of products and services, including: general and specialized corporate lending; capital markets and investment banking services; cash management and payroll services; investment and brokerage services; project finance; and mergers and acquisitions advice. We service these clients through an extensive network of regional offices combined with a presence in major financial centers.

For the year ended December 31, 2003, we had total loans (including private banking) of R$15.7 billion, fees and commissions of R$329 million and net income of R$172 million from our Wholesale Banking segment.

Insurance

We provide life, auto, health and property and casualty insurance coverage, as well as pensions and retirement plans, and related products and services, to individuals and businesses primarily through Unibanco AIG Seguros S.A., or UASEG, our joint venture with American International Group, Inc. As part of the joint venture, we also hold approximately 50% equity interests in AIG’s Brazilian insurance business, which we refer to as AIG Brasil.

For the year ended December 31, 2003, UASEG had insurance premiums and private retirement plans premiums of R$1,468 million. Our insurance segment had a total net income of R$258 million. Based on our proportionate share of the joint venture, net income from our Insurance segment was R$125 million in 2003.

Wealth Management

In March 2002, the private banking and asset management businesses were combined to form the Wealth Management division. The asset management business is conducted primarily through our subsidiary Unibanco Asset Management, or UAM. UAM offers fixed income and equity mutual funds to individual customers, and manages portfolios on behalf of corporations, pension funds and private banking clients. Through Unibanco Private Bank, we provide wealth management services targeted to high net worth individuals with potential investment portfolios of over R$1 million.

For the year ended December 31, 2003, UAM had R$23,168 million in assets under management and fees and commissions of R$295 million. Net income from our Wealth Management segment was R$106 million in 2003.

As of December 31, 2003 we held the following positions in the Brazilian financial services market, based on our consolidated results for 2003 computed in accordance with Brazilian GAAP:

  One of the largest aggregate number of credit cards issued in Brazil, with 17.4 million cards through Unicard, Fininvest's private label cards and credit cards, and our proportional share of Credicard cards;
  fourth largest private sector pension fund manager in terms of assets under management, according to data prepared by ANBID (Brazil's National Association of Investment Banks);
  second largest issuer of private pension plans in terms of consolidated corporate sales, according to data prepared by ANAPP (National Association of Private Pension Plans); and
  fourth largest insurance and pension funds provider in terms of net premiums written and gross revenues, according to SUSEP and ANAPP (UASEG and AIG Brasil on a combined basis).

Recent Acquisitions

We have built our competitive position in the Brazilian financial services market and significantly increased our scale through consistent organic growth and carefully chosen strategic transactions and alliances. We believe that each of our four business segments provides a solid platform for carefully managed future growth. Following is a summary of our recent important acquisitions and joint ventures.

Retail and Wholesale Banking

Credibanco

In April 2000, we acquired Credibanco, a small wholesale bank with R$1.8 billion in assets. In particular, the acquisition bolstered our project finance and Banco Nacional de Desenvolvimento Econômico e Social, or BNDES (the Brazilian development bank), onlendings portfolio and staff expertise in the large corporate segment.

Banco Bandeirantes

In December 2000, we acquired 100% of Banco Bandeirantes, a São Paulo-based retail bank with assets of R$4.7 billion. The acquisition expanded our retail customer base by 22%, increased our number of small business customers by 23%, and strengthened our presence in key cities. In April 2003, we merged Credibanco-Cartão Unibanco (previously known as Cartão Unibanco) with Banco Bandeirantes. This business is now known as Unicard Banco Múltiplo S.A., or Unicard.

Investshop

In December 2001, Banco1.net entered into a strategic alliance with Investshop, Brazil’s second largest provider of financial services through the Internet. As a result of this strategic alliance, Banco1.net clients gained access to Investshop investment products and we expanded our presence in on-line banking. As of December 31, 2003 we had a 65.9% interest in Bancol.net. and Portugal Telecom, Investshop Brasil and third party investors held 20.5%, 5.9% and 7.7% interests, respectively.

BNL

In June 2004, we announced the acquisition of the total capital of Banco BNL do Brasil ("BNL Brasil"), from Banca Nazionale del Lavoro S.p.A. ("BNL"). BNL will receive 1,000,000,000 of Units (one billion Units) from Unibanco and Unibanco Holdings. Thus, after the conclusion of the transaction, BNL will own, directly and indirectly, 1.43% of Unibanco's capital. BNL Brasil stockholders' equity to be incorporated by Unibanco was evaluated in R$ 178.5 million. BNL Brasil owns a credit portfolio of R$ 698.5 million plus a credit card and consumer finance operation with some 107,000 clients and 96,000 cards issued.

Consumer Finance

Fininvest

In December 2000, we acquired the remaining 50% of Fininvest that we did not already own. Fininvest had 64 branches and was present in over 6,000 retailers throughout Brazil.

Ponto Frio/PontoCred

In August 2001, we announced a strategic alliance with Globex, the owner of the nationwide chain of Ponto Frio household appliance stores. Pursuant to this transaction, we purchased a 50% interest in Globex’s subsidiary InvestCred, renamed PontoCred, which provides credit for Ponto Frio’s customers.

Magazine Luiza/LuizaCred

In September 2001, Fininvest established a strategic partnership with Magazine Luiza, a Brazilian chain of department stores located primarily in São Paulo State countryside, western Paraná State and southern Minas Gerais State. Unibanco and Magazine Luiza founded LuizaCred to provide financing to Magazine Luiza customers.

Grupo Martins/Tricard

In July 2003, our subsidiary Unicard and Tribanco, the financial arm of the Martins Group, Brazil’s largest wholesale distributor, according to their website, entered into a partnership to manage Tricard, Tribanco affiliate company. The main product is the Super Compras card, the private label card offered to the clients of retailers served by the Martins Group. At the close of 2003, approximately 268,000 Tricard cards were issued and offered through a network of 1,562 retailers.

Ford Credit Brazil

In January 2002, Unibanco Rodobens, our lay-away finance arm, and Ford Credit Brazil established a joint venture for the sale of cars and management of groups of the National Ford Consortium, a system for financing goods on an installment plan basis.

Creditec

In May 2004 we acquired Creditec – Crédito Financiamento e Investimento S/A, or Creditec, from Grupo BBM for a purchase price of R$49.9 million. Creditec has a significant presence in the Brazilian personal loans and consumer finance sector among middle and lower income customers. Creditec had around 600,000 registered clients and operates throughout Brazil, with a strong presence in the states of Rio de Janeiro and São Paulo, as well as the northeastern Brazil. The acquisition does not include Creditec’s credit portfolio.

HiperCard

On March 1, 2004, we announced the acquisition of HiperCard Administradora de Cartão de Credito Ltda., or Hipercard, from Koninklijke Ahold N.V., or Royal Ahold, for R$630 million. HiperCard started as a private label credit card company for the Bompreço chain of supermarkets and is now a full independent credit card company with cards presently accepted in more than 60,000 points-of-sale in Northeastern Brazil. As of December 31, 2003, HiperCard had 2.3 million cards issued and a credit portfolio of R$737 million. The transaction is subject to the approval of the CADE — Conselho Administrativo de Defesa Econômica, the Brazilian antitrust authority. Simultaneous with this transaction, Royal Ahold sold the BomPreço Supermarket chain to Wal Mart. Pursuant to the agreement, the purchase price is subject to adjustment based upon the finalization of an audited closing statement which we expect to be completed in the second half of 2004.

Insurance and Pension Plans

Cigna

In April 2003, Unibanco AIG acquired Cigna Seguradora S.A., private pension portfolio, adding 120 corporate plans (10,000 participants) and R$149 million in reserves.

Phenix

On October 31, 2003, UASEG entered into an agreement to acquire the insurance company Phenix Seguradora SA from Toro Targa Assicurazioni SpA. and Fiat do Brasil S.A.. The closing of the acquisition is subject to regulatory approval of the CADE – Conselho Administrativo de Defesa Econômica, the Brazilian Antitrust Authority. Phenix reported sales of R$73 million in the first half of 2003. We expect this transaction will enhance our insurance presence in the southeastern state of Minas Gerais and the southern state of Rio Grande do Sul. In connection with this acquisition, UASEG also entered into a strategic partnership with Fiat, a large automobile manufacturer in Brazil. This relationship will give UASEG preferred access to new corporate insurance contracts arranged by Fiat and some of its affiliates in Brazil and to its employees’ pension fund.

Wealth Management

Unicorp

In April, 2002, the Central Bank approved the acquisition by our subsidiary, Unipart Participações Internacionais Ltd., of the remaining 24.5% of the total share capital of Unicorp from the Moreira Salles Group for US$36 million.

Pictet Modal

In January 2003, we entered into an agreement pursuant to which the administration and management of the funds managed by Pictet Modal were transferred to Unibanco and Unibanco Asset Management, respectively. The transfer involved nine fixed income funds and three equity funds with aggregate total assets under management of approximately R$267 million as of January 17, 2003.

Capital Expenditures

During the period from 2001 to 2003, our capital expenditures consisted primarily of expenditures for data processing to automate our branch network and for computer systems, communication equipments and other technology tools designed to increase the efficiency of our operations, the services offered to our customers and our productivity. For further details regarding the amount and nature of our capital expenditures, see “Item 5.B. Liquidity & Capital Resources – Uses of Funding.”

4.B. BUSINESS OVERVIEW

Our Business Strategy

Guiding Principles

Our objective is to maintain and enhance our position as a leading Brazilian full service financial institution. To achieve this objective, we have developed strategies tailored to each of our business areas based on the Balanced Scorecard Methodology; a model designed to translate strategy into operational terms. Our business strategies reflect three institution-wide guiding principles: continuous pursuit of scale gains; continuous efficiency maximization; and accelerated personnel development.

In August 2003 Unibanco became the first and only Latin American institution to appear in the Balanced Scorecard Hall of Fame, which recognizes companies that excel in the implementation of the Balanced Scorecard model.

Continuous Pursuit of Scale Gains

We believe that to maintain competitive scale we must grow our customer base and expand our product and service offerings in each of our business segments. We seek to do this through organic growth, acquisitions, and strategic alliances.

Continuous Efficiency Maximization

We focus on controlling our costs as well as our investments across all areas of our business to help maximize returns. For example:

  When we make an acquisition, we analyze the opportunities for increasing revenues, reducing expenses, and realizing other cost savings in connection with the integration of the newly acquired business. We have a team of employees dedicated to this task. When we integrated Fininvest in 2003, operations such as buying, security, legal, card processing, data processing, system development, credit and credit recovery were integrated into our existing structures. In addition, we are currently analyzing the integration of the recently acquired Creditec and HiperCard businesses.
  We reviewed certain of our expenses including policies for travel, reimbursements, use of telephone services, meal expenses, and parking. We believe these policies can be revised to promote savings and to establish a greater commitment to efficiency in our corporate environment.
  We have identified potential internal synergies between our consumer finance businesses and the Insurance segment that will enable us to simplify the sale of foreclosed assets, controls, and the processing of documents.
  We have established a unique credit concession and recovery unit for all retail linked units called "Fabrica de Credito" (Credit Factory) and consolidated all call centers of the group.

Accelerated Personnel Development

We need highly qualified, well-trained employees in order to compete successfully. Over the last several years, we have introduced increasingly demanding hiring standards and have implemented a variety of tools to identify and measure employee potential, performance and individual contribution to the company’s strategy. We believe our commitment to hiring and developing talented employees has fostered a high quality work environment that has engendered a high degree of employee satisfaction. In each year since 1997, we have commissioned an independent survey of our employees. As measured by this survey, employee satisfaction has increased, from 69% in 1997 to 86% in 2003.

Retail Banking Strategy

Achieve Scale Through Organic Growth and Strategic Transactions

We believe that our ability to maintain our position as a leading full service financial institution depends in part on maintaining and increasing scale in our retail business. Our retail banking customer base grew from 3.0 million in 1997 to 6.0 million in December 2003. We have increased scale in part through organic growth initiatives. For example, in October 2000, we launched our ContAtiva initiative, which markets Unibanco’s retail banking services to individuals with monthly income above R$1,000. The initial goal of the ContAtiva program was to add 1.8 million new accounts by the end of 2003. We achieved this target in February 2003, well ahead of schedule. Following the initial ContAtiva program, we launched ContAtiva2 in 2003, aimed at attracting new accounts through 2008. In addition, we have identified several new cross-selling opportunities through our subsidiaries and strategic partners.

We also seek to increase our scale through carefully chosen acquisitions and strategic alliances. We believe the consumer finance sector is one of the most rapidly growing and most profitable segments of the Brazilian retail financial services market. Achieving a strong presence in consumer finance is central to our strategy of gaining scale in our retail business and reaching the lower income segment of the market.

Most recently, in March 2004, we announced our acquisition of HiperCard, from Royal Ahold. HiperCard started as a private label credit card company for the Bompreço chain of supermarkets and it is now an independent credit card company with cards presently accepted in more than 60,000 points of sale in the Northeastern of Brazil. At December 31, 2003, HiperCard had 2.3 million cards issued.

Enhance sales to existing customer base through innovative products and service offerings

We view scale not only in terms of the size of our customer base, but also as a function of the number of products we are able to sell per customer. Since it is generally less expensive to sell an additional product to an existing customer than to acquire a new customer, improving our product per client ratio has a positive impact on profitability. We believe that continually developing and marketing tailored, innovative products to serve the needs of specifically identified customer segments increases our ability to sell multiple products per client. We have increased our average products outstanding per bank client to 6.0 as of December 31, 2003 from 2.6 as of March 31, 1997.

We have increased our market penetration through cross selling, and launching new products such as Conta Sob Medida (Tailored Account), which permits clients to set their fees based on their historical relationship with Unibanco and 30 Hour Protection, a service that notifies clients, through their cell phones, of transactions with their credit or debit cards, and informs balances in their current accounts and investment portfolios.

Wholesale Banking Strategy

Enhance Our Market Position in Brazilian Wholesale Banking

Unibanco’s Wholesale Bank seeks to be the bank of choice for Brazilian and foreign clients and corporations and investors with interests in Brazil. Our strategy combines the strength of a commercial bank with the agility of a leading investment bank. Our deep knowledge of our clients and their business coupled with financial capabilities allows us to establish credit limits and to structure transactions in a differentiated way. In 2003, we maintained our position as the leading Brazilian bank in the mergers and acquisitions advisory business, acting as financial advisor in 13 completed transactions, with an aggregate market value of more than US$ 950 million. Among other indicators of our market leadership, Unibanco had a 7.3% market share and ranked second among private sector banks in terms of total BNDES (the Brazilian development bank) disbursements, with a total amount of R$1.3 billion in 2003.

Insurance Strategy

Focus on Offering High Profitability Insurance Products

We believe that Brazilian economic growth will present opportunities for the country’s insurance industry, as Brazilians’ spending on insurance products currently lags that of many other countries. We intend to take advantage of this growing market by using our sophisticated product development capability to focus our insurance offerings on value-added products that are more profitable than the relatively commoditized, market-standard products offered by many of our competitors. We believe that our Insurance business has the best mix of products among the five largest insurers in Brazil. In developing insurance products for corporate clients, we have achieved leading market positions in a variety of specialized areas, including directors and officers (D&O), and insurance and coverage products for the petrochemical and aeronautic sectors. Our focus on developing and offering value-added insurance products is supported by our joint venture with AIG, which gives Unibanco access to AIG’s expertise in product development and reinsurance, as well as a valuable brand name.

Enhance Profitability in Our Insurance Business through Cost Control and Underwriting Expertise

The profitability of our Insurance business depends in part on our ability to minimize expenses and losses. We have taken significant steps to reduce expenses in our Insurance operations, including the merger of several companies into AIG Brasil Cia de Seguros, and the introduction of an Internet portal to communicate with our brokerage force.

Wealth Management Strategy

Be the leading provider of Wealth Management services in Brazil.

The mission of the Wealth Management division is to provide proactive advice to help our clients to accumulate, preserve and transfer their wealth. We offer integrated financial solutions through our three main areas of expertise: asset management, private banking and advisory services. Our tailored and value-added products are targeted to companies and individuals positioned in the top end of the wealth pyramid distribution, typically middle to large companies, pension funds and affluent to high net worth individuals, thus leveraging our unique position in those market segments. To be able to provide these differentiated services we have developed a strong local and international network of wealth management specialists in the areas of succession advice, tax advice, and real state among others. In the area of financial investments we developed an open architecture model that further differentiates our offerings. Through this model, our clients have access to our best investment products and also to the best investment products of third party asset managers. According to data prepared by ANBID, at the end of 2003, the asset management division had a 9% market share in the Brazilian private pension funds market while the private banking division had a 6% market share of assets under management.

Principal Business Activities

Retail Banking

Overview

Our Retail Banking business primarily serves upper and middle income individuals (excluding private banking customers) and companies with annual sales up to R$40 million. For purposes of internal analysis, we separate both individuals and companies into smaller groups according to income brackets to enable us to offer differentiated products and services to these clients. While we traditionally have focused on middle and upper income clients, we have begun to market services to lower-income individuals. We believe this market segment will be a significant source of future growth in our retail business. Those lower income individuals are served through our consumer finance businesses, including Fininvest, PontoCred and LuizaCred.

As of December 31, 2003, we had approximately 6.0 million customers, comprising current accounts, savings account clients and retirees, compared to 5.6 million as of December 31, 2002. Including approximately 4.0 million customers from Fininvest, 1.1 million customers from LuizaCred and 3.0 million customers from PontoCred, we had a total of approximately 14.1 million retail customers as of December 31, 2003. We also use our retail banking operations as a distribution channel for products and services developed by our non-banking subsidiaries and affiliates, including mutual funds and automobile and life insurance products.

Distribution Channels

As of December 31, 2003, our retail network, including Fininvest, LuizaCred, PontoCred and Banco 24 Horas had a total of 11,884 points of sale throughout Brazil, including: branches; corporate-site branches (branch located in the premises of corporate clients of Unibanco); and in-store branches (branches located inside large retailers, such as supermarkets).

Branches

The branch system serves as a distribution network for all of the products and services offered to our retail customers. Our 796 full-service branches accept deposits, disburse cash and offer the full range of our retail banking products, such as checking accounts, consumer loans, automobile financing, credit cards, loans to small-sized companies, leasing, insurance, asset management services and payment of bills.

Corporate-Site Branches

We offer retail banking services to corporate customers and their employees through special banking branches located in the premises of corporate customers. Our network consists of 406 corporate-site branches. In the case of retail and smaller corporate customers, corporate-site branches may consist solely of an automated branch. In the case of large corporate customers, corporate-site branches consist of an average of four employees dedicated to serving the corporation and its employees.

In-Store Banking

Our search for alternative distribution channels led to our introduction in 1998 of in-store banking, at that time a new concept in Brazil. By December 31, 2003, we had 77 in-store branches in many of Brazil’s principal retail chains, such as Carrefour, Pão de Açúcar, Sendas, Wal-Mart and Sonae.

ATMs

We operate 7,115 ATMs for the use of our customers. In addition to our proprietary network, we participate in the shared ATM network operated by our affiliate, Tecnologia Bancária S.A., or Tecnologia Bancária. The ATM network of Tecnologia Bancária has 2,020 machines throughout the country, and serves clients of 45 banks.

“30 Hour” Services and Branches

As part of our effort to provide customers with faster and more efficient modes to complete banking transactions, we introduced the “30 Hour” branch concept in 1992. This is a service that provides clients with electronic banking services such as cash withdrawal, pre-printed checkbooks, account statements, and investment services 24 hours a day. As a result of “30 Hours” services, we have been able to provide our clients with increasingly convenient services while improving our own cost structure, by transferring to electronic channels transactions formerly conducted at branches.

Internet Banking

We provide a variety of retail banking services, including opening accounts, utility bill payment, wire transfers, and mutual funds, through our web site. Since April 2000, we have also offered a variety of mobile “30 Hours” services, enabling clients to access their banking information from their cellular phones, palm-tops or e-mail. As of December 31, 2003, we had 1.3 million registered users of our Internet Banking. In 2003, we processed approximately 101.5 million Internet transactions, an increase of 41% over the same period in 2002. Use of our Internet banking services has continued to grow rapidly in 2003; customers accessed our website a total of 56 million times.

Phone

Over the last decade, Unibanco led innovations in distribution and remote banking, using the telephone initially as a banking instrument, and now turning it into a sales tool. The original concept of the call center has been transformed into contact centers, with Telefone 30 Horas functioning as a relationship and sales platform. Most calls are answered, and the customer’s banking transaction carried out, through our electronic voice response system. The system identifies potential buyers of additional products and transfers the call to a live operator. This is possible due to utilization of customer relationship management and data based marketing tools. In 2003, we processed approximately 188 million phone banking transactions as a result of 86 million calls received by our call center, an average of approximately 7.2 million calls per month, as compared to an average of approximately 3.1 million calls per month in 1995. According to research conducted by Instituto Brasileiro de Opinião Pública e Estatística — IBOPE (Brazilian Statistical Public-Opinion Institute) in 2003, Unibanco received a score for personal service of 6.45 out of a possible 7 points.

Client Base

Individuals

We provide our individual customers with fee-based products and services, including use of ATMs, phone and personal computer banking and fund transfers. We also make secured and unsecured personal loans in reais with maturities ranging mostly from one to 36 months for short term overdraft facilities, loans for consumer purchases, leasing and individual lines of credit. Individuals are segmented into three different groups: those earning more than R$4,000 per month (UniClass); those earning from R$1,301 to R$4,000 per month (Exclusivo); and those earning from R$350 to R$1,300 per month (Especial).

In the UniClass group, we believe we differentiate ourselves from competitors by providing our customers with:

  products and services tailored to their needs;
  a specialized call center with what we believe are higher quality levels including dedicated customer service representatives;
  specialized branches for UniClass customers, called "Espaco UniClass";
  a specialized team of account officers within our extensive distribution network; and
  a website specially designed for this segment.

In the Exclusivo group, we believe we differentiate ourselves from competitors by providing services and products, which substantially reduce the time spent by our clients in their basic banking transactions, such as withdrawals and payment of bills, as well as personalized service inside the branch. In particular, we provide customers of this segment more convenient banking through access to our “30 Hours” services.

In the Especial group, we focus on retired individuals and employees of companies to which we provide payroll services. We believe that our relationships with companies in our Wholesale Banking segment give us a competitive advantage to offer payroll services. We have designed and implemented special services and products tailored for retired customers, such as personal appointments, and pre-approved credit lines.

We also classify clients into 32 groups, or DNAs, based upon their income and spending levels. DNA is a simple and powerful analytical tool that we use internally to refine and customize solutions for different clients, optimize service costs, and help avoid occasional pricing glitches.

Small Companies

We serve approximately 500,000 small companies, consisting primarily of retailers. For companies with annual sales up to R$5 million, we offer products and services through branch account officers dedicated to this segment. Companies with annual sales ranging from R$5 million to R$40 million, which tend to require customized products and services, are served by a group of account representatives separated from our branch network.

Our loan portfolio for small companies consists of loans with maturities of up to 3 months for unsecured loans, such as overdrafts on checking accounts, up to twelve months for working capital loans, and up to three years for lease financing. Loans to small companies totaled approximately R$2.8 billion, or approximately 10.7% of our total loan portfolio, at December 31, 2003. Our retail banking business also offers small companies various fee-based services, such as cash management, payroll, and receivables collection.

Consumer Finance

We provide consumer finance products and services directly and through:

  our Fininvest subsidiary;
  Banco Dibens, in which we have a 51% voting interest;
  our automobile financing portfolio;
  PontoCred, in which we have a 50% equity interest;
  LuizaCred, in which we share joint control with Magazine Luiza; and
  Unibanco Rodobens, which entered into a joint venture with Ford Credit Brazil in January 2002.

In addition, the consolidation of the recently acquired Creditec and HiperCard businesses is scheduled to occur in the second quarter and the second half of 2004, respectively.

At December 31, 2003, Fininvest loans had an average maturity of three months, and primarily bore fixed rates of interest. At December 31, 2003, Fininvest had total assets of R1.8 billion. Its loans portfolio stood at R$1.2 billion at December 31, 2003. We have focused a significant portion of our acquisition and joint venture activity on the consumer finance segment of the retail market. For information on these transactions, see “Recent Acquisitions – Consumer Finance.”

For information on these transactions, see “ Recent Acquisionts – Consumer Finance.”

Credit Cards

The market for consumer credit has grown as declining inflation in Brazil has led to increased consumption and increased acceptance of credit cards by merchants. From 1995 to 2003, the number of credit cards issued in Brazil tripled, according to ABECS.

We believe we are among the largest participants in the credit card business in Brazil. We offer Visa, MasterCard and Diners Club credit card products to our customers through the following companies:

  our Unicard subsidiary;
  Credicard, in which we own a 33.3% stake; and
  our Fininvest subsidiary.

All three of these companies employ modern credit review procedures. Each credit card application is reviewed based on credit scoring and consumer behavior scoring systems. Our associated credit card companies offer cardholders revolving lines of credit, requiring a minimum payment of the outstanding account balance as well as credit in installments.

As of December 31, 2003, Unicard had issued 4.4 million credit cards, making it one of the largest issuers of credit cards in Brazil, with an approximate 9.3% market share, calculated based on ABECS data regarding the total number of credit cards issued in Brazil. The majority of Unicard’s customers are Unibanco’s customers, but Unicard also aggressively markets co-branded credit cards to non-customers. For example, Unicard issues co-branded cards for Varig Airlines and certain Brazilian newspapers. During 2003, Unicard had total billings of R$5.4 billion and total fees of R$226 million.

Fininvest distributes credit cards, including private label cards, to low-income customers. During 2003, it financed a total volume of R$1.2 billion in lending, leasing and other credits and had total billings of R$3.6 billion and total fees of R$233 million.

We have a one-third interest in Credicard, as do Citibank N.A. and Banco Itaú. Citibank is responsible for the management of Credicard. Unibanco and its fellow shareholders receive profit sharing from Credicard that are based on the net profitability of cardholders referred by each shareholder. As a result, our participation in the earnings of Credicard varies from period to period. As of December 31, 2003, Credicard had 7.0 million cards issued. During 2003, Credicard Group had total billings of R$38.9 billion. Cardholders include our customers and customers of other banks, as well as direct customers of Credicard.

In May 2000, Credicard created Orbitall, a service and commercial information processing company. Orbitall services clients in the business to business, or B2B, market in the areas of credit and debit cards, vouchers, and also direct consumer loans. Credicard transferred to Orbitall its physical assets, client portfolio and the employees that worked in Credicard’s processing departments. In August 2003, Credicard decreased its capital through transfer of its investment in Orbitall to its shareholders. During 2003, Orbitall processed 16.4 million cards, which corresponded to some 650 million transactions.

Established in 1996, Redecard is responsible for the capture and transmission of credit and debit transactions of the MasterCard, MasterCard Electronic, Maestro, Diners Club International and RedeShop brands in Brazil. Redecard also provides some products and services for their customers, such as leasing to retailers machines used for the processing of debit and credit transactions. Debit card use has been increasing in Brazil. We have a 31.9% interest in Redecard, and Citibank N.A., Banco Itaú and Mastercard also hold interests in the company. Citibank is responsible for the management of Redecard.

Banco1.net

We were one of the first Brazilian banks to offer virtual banking services. The original services, which we introduced in 1995 under the name “Banco1,” allowed individuals to conduct virtually all of their banking transactions without using a traditional branch office. Banco1 provided its customers, generally individuals earning in excess of R$1,000 per month, with banking services 24 hours a day, seven days a week by phone, fax and personal computer. In May 2000, we, together with PT Multimedia, controlled by Portugal Telecom, transformed “Banco1” into Banco1.net.

In December 2001, Banco1.net entered into a strategic alliance with Investshop, Brazil’s second largest homebroker through the Internet. The integration of the operational structures was concluded in April 2002. At the conclusion of this integration, Bancol.net became the holder of 100% of the capital of Investshop and Investshop Participações S.A.; Investshop’s parent acquired an 8% participation interest in Bancol.net. This strategic alliance expanded our presence in on-line banking. We presently have a 65.9% interest in Bancol.net. Portugal Telecom, Investshop Brasil and third party investors hold 20.5%, 5.9% and 7.7%, respectively.

Loans

Loans to retail customers are an important part of our retail banking operations. At December 31, 2003, retail loans, including loans by our subsidiaries and affiliates, were 38.3% of our total loan portfolio. To facilitate our retail lending, we have developed mathematical models for credit and risk analysis that are designed to reduce the risk inherent in our retail loan operations. We believe we are well positioned to expand our retail loan assets when Brazil’s trends are for declining interest rates and unemployment. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk – Retail Portfolio.”

Funding

Retail banking is an important source of funding for us. Our extensive distribution network and strong deposit base support our retail banking operations. Retail banking deposits were R$12,630 million at December 31, 2003, or 49.1% of deposits.

Savings and Annuities Product

Our wholly owned subsidiary, Unibanco Companhia de Capitalização, or Unibanco Capitalização, offers savings and capitalization products. Unibanco Capitalização’s products consist primarily of savings account-type products, which also provide incentives to depositors through a special weekly lottery award. Unibanco Capitalização’s business net income during 2003 amounted to R$125 million.

Wholesale Banking

Overview

Our Wholesale Banking business serves medium- and large-sized corporations. Our large corporate customers include domestic and multinational companies with annual sales of more than R$150 million. Middle market customers have annual sales between R$40 million and R$150 million. We have designed our Wholesale Banking operations to respond to the specific needs of our corporate clients by offering a diversified portfolio of products and services, including working capital loans, cash management, import and export financing, investment banking, corporate finance and advisory services. Our Wholesale Banking business has a network of offices and facilities from which we provide support to our clients’ operations both in Brazil and abroad.

Large and Middle Market Corporations

We maintained lending or service relationships with approximately 2,850 large and medium-sized companies in Brazil as of December 31, 2003. Loans to large corporate customers were approximately R$13.8 billion at December 31, 2003 (approximately 53% of our total loan portfolio) as compared to approximately R$14.6 billion at December 31, 2002 (approximately 58% of our total loan portfolio).

In the middle market segment we had approximately 1,600 customers at December 31, 2003. Loans to middle market corporations were approximately R$1.6 billion at December 31, 2003 (approximately 6% of our total loan portfolio), as compared to approximately R$1.2 billion at December 31, 2002 (approximately 5% of our total loan portfolio).

A substantial portion of our loans to middle market customers is fully collateralized. Loans to large corporate customers may be collateralized in accordance with the guidelines of our internal credit rating system. Consistent with customary lending practices in Brazil, our portfolio of loans to large and middle market customers is predominantly up to 3 years.

We have adopted both sector and regional coverage strategies to serve our wholesale clients. Certain industries, such as infrastructure, automotive, retail and pulp & paper are assigned a specialized team of account officers, which is led by a sector head. Japanese, German and Portuguese companies that have operations or do business in Brazil and Brazilian companies with interests in Japan, Germany or Portugal are attended by our Japan, German and Portuguese Desks. We believe that our knowledge of the Brazilian financial market, combined with the strong relationships that our bankers have with important companies in Brazil, give Unibanco a competitive advantage.

Wholesale Network

We have account officers located at our centralized 3 regional offices (in São Paulo, Rio de Janeiro and Belo Horizonte) and 18 regional branches. Each of our corporate customers is assigned a dedicated banker, who is responsible for the day-to-day relationship with the customer and responsible for assisting our clients’ operations throughout Brazil. These customers also benefit from our offices abroad.

Our international network consists of the following:

  branches in Nassau and the Cayman Islands;
  representative offices in New York;
  banking subsidiaries in Luxembourg, the Cayman Islands, and Paraguay; and
  a brokerage firm in New York (Unibanco Securities Inc.)

Since the beginning of 2004 the activities of our brokerage firm in London have been transferred to our subsidiary in Luxembourg. Our international subsidiaries and branches obtain trade and general purpose funding for onlending to our Brazilian clients, either directly or through our head office. Our international network also supports our clients’ operations abroad by providing capital markets and corporate finance services. As deposit-takers, our offshore subsidiaries and branches offer demand and time deposit facilities. Unibanco Cayman is particularly active in obtaining funding in the Euro-dollar market for purposes of onlending to our Brazilian clients. Unibanco Cayman is an issuer under our medium-term note program of US$2.0 billion, and it maintains a trade note program, under which collectively an aggregate principal amount of approximately US$811 million was outstanding at December 31, 2003. Unibanco Cayman also establishes trade lines with correspondent banks and plays an active role in the syndicated loan market as syndicate arranger, agent, manager, and participant.

Through our international network we provide investment banking services to Brazilian companies. We place a great emphasis on developing our capital markets services, including underwriting and the distribution of securities and secondary trading, as well as providing advisory services on the structuring of these transactions. In recent years we participated in underwriting syndicates for several bond issues by major Brazilian companies.

Our international assets decreased by 10.3% to R$13.1 billion at December 31, 2003, from R$14.6 billion at December 31, 2002. Of these assets:

  R$2.2 billion were credit operations directly provided to our clients;
  R$6.1 billion were assets we borrowed for purposes of onlending to our Brazilian clients; and
  R$4.8 billion were other assets, including securities and available funds abroad.

International Trade Finance and Correspondent Banking

We provide import and export financing and services to our corporate customers. At December 31, 2003, we had funding from 96 of our more than 350 correspondent banks, as well as medium- and long-term import financing funded or insured by over 25 export credit agencies and multilateral agencies. Our extensive network of correspondent banks and our own international operations help us provide our customers with foreign exchange and international trade support worldwide.

At December 31, 2003, we had R$2,505 million in trade finance, and our outstanding import and export financing, on a consolidated basis, stood at R$3,277 million. Our shares of the Brazilian export financing and import financing markets stood at 5.8% and 8.1%, respectively, according to the Central Bank.

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

During 2003, we were the fourth largest private sector bank in terms of origination and distribution of fixed income securities, with an 8.5% market share in origination and 8.5% in distribution for the year ended December 31, 2003 according to data prepared by ANBID.

Our mergers and acquisitions advisory team successfully completed 13 transactions over the course of 2003, giving the bank the top position among Brazilian banks in the Thomson Financial ranking.

Our Brazilian brokerage operation, Unibanco Corretora de Valores Mobiliários S.A. (UCVM), offers equity and debt securities and derivatives products, and provides trading services on Brazilian exchanges for more than 95 institutional customers. UCVM provides research on over 100 listed companies. In 2003, UCVM had 2.8% market share in number of futures contracts negotiated with the Bolsa de Mercadorias e Futuros (Brazilian Merchantile & Futures exchange) or BM&F, based on BM&F data. We maintain securities brokerage and distribution operations in Europe, through Unibanco Luxembourg, and in the United States through Unibanco Securities Inc.

Project Finance and Privatization

Our project finance group is responsible for structuring and financing infrastructure and industrial projects, such as projects related to toll roads, ports, railroads, energy and telecommunications. Our activities include advising our corporate customers about the economic and financial feasibility of proposed projects, as well as project structuring and long-term financing. This combination of investment banking advisory services and commercial lending represents an important source of revenue for us. During 2003, we completed 11 project finance advisory mandates involving total investments of over R$1 billion. Unibanco’s strength in project finance was reflected in the range of industries covered, with mandates in transportation, logistics, power generation and transmission, agribusiness, oil, gas and sewage treatment.

Unibanco ranked first in Brazil in the ANBID project finance advisers list, by number of projects, in 2003. The assessment is based upon the investment value of assisted projects.

BNDES and its affiliates provide special purpose funding to targeted groups of domestic borrowers. In Brazil, funding from government sources is a method of providing long-term loans with attractive interest rates. Loans from these funds are directed by government agencies through private banks. We borrow funds from BNDES or FINAME, the equipment financing subsidiary of BNDES, and then we onlend these funds at our own risk to the borrowers. These loans are mostly real-denominated and are generally secured or guaranteed. BNDES onlendings, excluding Finame, reached R$1.3 billion in 2003, a 7.3% of the total, according to BNDES data.

Treasury, Trading and Derivatives Activities

Our treasury unit conducts financial transactions for our corporate customers as well as for its own account. Our treasury group:

  trades fixed income Brazilian government securities, derivative financial instruments, and bank and corporate debt securities;
  prices loans and investment products for the Retail and Wholesale Banking business segments;
  engages in foreign currency trading transactions; and
  engages in derivative transactions, such as swaps for hedging and arbitrage purposes.

Our treasury unit carries out both domestic and international functions. Our domestic treasury unit works as a centralized pool of liquidity for us. This department determines base rates and prices of investments. Two important subdivisions of our domestic treasury unit are the local money market and the foreign exchange desks. They carry out all our trading and arbitrage activities in the domestic financial market. In addition, they manage all portfolios denominated in local currency that are originated from our interbank and client transactions.

Our international treasury function consists primarily of accessing offshore funding sources.

We carry out our trading activities within clearly defined limits determined by our financial committee, which establishes and reviews monthly the exposure limits. This committee consists of members of our board of directors and our senior officers. Our risk management unit monitors positions, ensures compliance with limits, and makes recommendations to the financial committee.

Cash Management

Our cash management unit advises our clients and provides products relating to cost reduction, productivity increases and better administrative control over their cash flows. We also maintain, with eight other banks, the Extrato Multinacional, which offers integrated cash-management services in Latin America. At the end of 2003, approximately 85,100 customers used our cash management services, such as payments and credit, a 6.4% increase compared to 2002. The volume of collections accounts payable and payrolls in 2003 increased by 5.6% compared to the previous year, to 152.1 million transactions.

Insurance and Related Activities

Overview

We engage in insurance and related activities mainly through our joint venture with AIG. This joint venture consists primarily of UASEG, which is owned substantially in equal parts by Unibanco and AIG, and managed by us. According to data released by SUSEP and ANAPP, in December 2003, UASEG’s insurance, pension and retirement plan companies combined with AIG Brasil were the fourth largest insurance provider in Brazil, based on gross premiums written and pension plans contributions.

For the year ended December 31, 2003, UASEG had insurance premiums and private retirement plans premiums of R$1,468 million.

Insurance

UASEG has the exclusive right to distribute insurance products through our branch network to our Retail and Wholesale Banking customers. We believe that this distribution channel gives it a competitive advantage over many insurance companies that are not affiliated to financial institutions. Because approximately half of UASEG’s insurance premiums are generated through customers of our network we benefit from significant cost savings and marketing synergies. UASEG also markets its insurance products through approximately ten thousand independent brokers and Unibanco’s call center, website and in-store branches. AIG Brasil distributes products through, banks, financial institutions and mass marketing programs to affiliated groups.

We believe that UASEG is strategically positioned in the product segments that are most profitable and that have the greatest growth potential, such as home insurance, individual life insurance and personal accident insurance. For example, the warranty extension program for household appliances, marketed by Garantech, our joint venture with Multibrás, as of December 31, 2003, sold R$96.7 million in extended warranty contracts.

We have achieved leading market positions in a variety of specialized areas for commercial lines, including directors and officers (D&O), and insurance and coverage products for the petrochemical and aeronautic sectors.

At the end of 2003, we launched D&O insurance for listed companies, in association with the São Paulo Stock Exchange (Bovespa). The product was developed recently by AIG in conjunction with the New York, Tokyo, and Mexico City stock exchanges.

The following graph, based on information by SUSEP and ANS, illustrates the 7.1% market share of UASEG and AIG Brasil (on a combined basis) of total premiums for the year ended December 31, 2003.

Market Share –Year ended December 31, 2003

Source: SUSEP and ANS.

Although UASEG is a joint venture between Unibanco and AIG, we hold the majority of the voting shares of UASEG and therefore control the company. As a result, we consolidate the results of UASEG into our consolidated financial statements. AIG Brasil is jointly owned by Unibanco and AIG, but we do not control it. Accordingly, we do not consolidate the results of AIG Brasil into our consolidated financial statements. Instead, we account for the results of AIG Brasil under the equity method. Our net income reflects approximately 50% of the combined operations.

The following table shows the premiums earned by UASEG for 2002 and 2003.

	For the Year Ended and As of December 31,

	2002		2003

	(in millions of R$, except percentages)
		% of Total		% of Total
Life	R$257	22.0%	R$284	20.6%
Health	84	7.2	108	7.8
Auto	479	41.1	450	32.7
Fire	126	10.8	153	11.1
Others	220	18.9	383	27.8
Total	R$1,166	100.0%	R$1,378	100.0%

UASEG reinsures a portion of the risks that it underwrites, particularly large property and casualty risks, in excess of the retention limits defined by Brazilian legislation. The risks that exceed the retention limit must be ceded to IRB Brasil Resseguros S.A., formerly known as Instituto de Resseguros do Brasil, or IRB, which is controlled by the Brazilian Government.

On October 31, 2003, UASEG entered into an agreement to acquire the insurance company Phenix Seguradora SA from Toro Targa Assicurazioni SpA. and Fiat do Brasil S.A. Phenix reported sales of R$73 million in the first half of 2003. We expect that this transaction will enhance our insurance presence in the southeastern state of Minas Gerais and the southern state of Rio Grande do Sul. In connection with this acquisition, we have also entered into a strategic partnership with Fiat. This relationship will give UASEG preferred access to new corporate insurance contracts arranged by Fiat and its affiliates in Brazil.

Pension and Retirement Plans

Unibanco AIG Previdência S.A. (Prever), our subsidiary, manages reserves, that consist of pension and retirement contributions made by institutional clients and individuals. According to ANAPP, Prever was the second largest private pension and retirement plans company in Brazil in 2003, in the corporate segment.. Prever services approximately 648,500 individual and 1,112 corporate clients. At December 31, 2003, technical reserves were R$3.1 billion, an increase of 53.3% compared to December 31, 2002.

Prever sells the main following products to Brazilian private pension plans.

  Plano Gerador de Beneficios Livres, or PGBL, enables customers to save for retirement with a tax-deductible feature and may include insurance coverage for death, accident or disability. PGBL plans are suitable for middle and higher income customers.
  Vida Gerador de Beneficio Livre, known as VGBL, combines life insurance with investment, enabling the insured party to redeem the invested amount at any time, while still offering coverage in case of death, accident or disability. Contributions to VGBL are not tax deductible to investors. VGBL is suitable for the segment of the population with income around R$2,000 per month (approximately 12 million people).

In 2003, total reserves of PGBL plans reached R$1,216 million, while VGBL plans totaled R$439 million, a 88.9% and 377.2% growth, respectively, compared to 2002.

Wealth Management

In March 2002 we focused on the strategy design of the recently combined Unibanco Asset Management (UAM) and the Private Bank businesses. In 2003 we focused on improving the businesses offering, leveraging the synergies of both operations as well as developing the technological tools and processes required of the new organization.

Assets under Management as of December 31, 2003

As of December 31, 2003, UAM had R$23.2 billion in assets under management (including R$479 million under the management of Banco Dibens), an increase of 26.0% compared to 2002. In December 2003, the Financial Accounting Standards Board (“FASB”) issued interpretation No. 46 (“FIN 46R”), “Consolidation of Variable Interest Entities” , an interpretation of Accounting Research Bulletin No. 51. FIN 46R is a revision to the original FIN 46 that addresses the consolidation of certain variable interest entities (VIEs). As a result of the application of the interpretation, we consolidated in our assets R$3.8 billion of funds managed by Unibanco Asset Management in 2003 of which we are the sole beneficiary through our insurance companies. For further discussion of the effect of the application of FIN 46R on our consolidated financial statements, see note 2 (y) to our consolidated financial statements.

UAM generally charges fees for its mutual funds based on the average net asset value of the funds, which is calculated on a daily basis. UAM also manages portfolios for pension funds, corporations, private banking customers and foreign investors. For these services, UAM generally negotiates fees that are based on a percentage of assets under management, on investment benchmarks and on performance. In 2003, asset management fees averaged approximately 1.3% per year. UAM uses our branch network as one of its principal distribution channels.

Since July 2001, UAM has held Standard & Poor’s “AMP-1” rating (“very sound”) with respect to its practices in managing third parties’ funds. This is the highest of five possible ratings. In May 2003, Unibanco was awarded the “Top Manager 2003” prize in the category “Great Equity Managers,” granted jointly by Standard & Poor’s and the newspaper Valor Econômico. Also in 2003, UAM received from Fitch Atlantic Ratings, one of the major Brazilian risk rating companies, the highest rating in the national scale: aaa (am) (bra).

Private Bank

Our private banking unit targets high net worth individuals with potential investment portfolios of over R$1 million. Many of our private banking clients are major shareholders or senior executives of our corporate clients. The Private Bank reinforced and segmented its team of managers, allowing for a deeper involvement with the needs of clients with diverse profiles. Moreover, the Wealth Management division started centralizing the coordination and delivery of advisory services in succession, tax, and real estate planning, among others.

Other Information about Unibanco

Risk Management

Given the nature of Unibanco’s business as a financial institution, risk management practices play an important role in the way our financial institution is managed. Risk management practices have been integrated into various levels of our organization. A separate department unit is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, certain business divisions, owing to their particular risk exposures, are equipped with their own dedicated risk management staff. We have also formed several committees, composed of Unibanco’s senior management, whose task is to evaluate the risks inherent in our activities on an ongoing basis and update our risk management policies accordingly. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk – Risk Management” for a more detailed discussion of our risk management policies.

Funding

Our principal source of funding is deposits from the Brazilian public, including individuals and businesses. At December 31, 2003, our total deposits were R$25.7 billion, representing 38.9% of our total liabilities.

We provide four types of deposit accounts:

  demand accounts, which do not bear interest;
  saving accounts, which earn approximately 6% per annum (or 0.5% per month) plus the Taxa Referencial (Reference rate), an interest rate established by the Central Bank;
  time deposits, which earn interest; and
  interbank deposits from financial institutions, which earn the interbank rate of interest.

Savings deposits with banks in Brazil typically only pay interest after funds have been left on deposit for at least one calendar month by individuals and 90 days by corporations. Interest earned by individuals on all savings accounts is income tax free. Time deposits either pay a fixed interest rate or a floating rate. The breakdown between fixed and floating rate deposits varies from time to time, depending on the interest rate expectations of the market. At December 31, 2003, most of our time deposits carried a floating interest rate.

The following table sets forth our total deposits, by type and source, as of December 31, 2001, 2002 and 2003:

	As of December 31,

	2001	2002	2003

	(in millions of R$)

From Customers:
Demand deposits	R$2,003	R$3,247	R$2,714
Time deposits	10,858	16,854	16,547
Savings deposits	5,115	5,890	6,163
From Banks:	579	64	276

Total	R$18,555	R$26,055	R$25,700

The following table sets forth the mix of the retail and wholesale deposits at our domestic offices as of December 31, 2001, 2002 and 2003:

	As of December 31,

	2001	2002	2003

	(in millions of R$)

Retail	R$9,592	R$12,223	R$12,630
Wholesale	8,963	13,832	13,070

Total	18,555	26,055	25,700

Other Sources

We have obtained US dollar-denominated lines of credit with our correspondent banks to provide a source of trade finance funding for Brazilian companies. As of December 31, 2003, our total import and export funding was approximately R$2.5 billion, compared to R$4.1 billion in December 31, 2002.

We borrow foreign currency in the international markets either by borrowing privately or issuing debt securities for the specific purpose of onlending such funds in Brazil to Brazilian corporations and financial institutions. These onlendings take the form of loans denominated in Brazilian currency indexed to the US dollar. We believe we are one of the most active Brazilian financial institutions in the Eurobond market. As of December 31, 2003, we had approximately R$2.6 billion of securities outstanding in the Eurobond market, compared to R$2.2 billion as of December 31, 2002.

In 2003, Unibanco raised approximately US$1.4 billion in funding abroad through eight Eurobond issues, two securitization transactions, and one Tier II subordinate note offering.

At December 31, 2003, we had outstanding R$5.9 billion in local and foreign onlendings, which consist primarily of real-denominated amounts borrowed from BNDES, and FINAME, for loans extended to Brazilian clients for investments mainly in fixed assets, such as premises and equipment.

Technology

Technology is important to the execution of several components of our business strategy. We have invested heavily, and we will continue to do so in new technology to enable us to retain and enhance our competitive position in various markets, improving the quality of our services and controlling costs.

During 2003, Unibanco invested a total of R$143 million on technology. Principal projects included:

  investing in Unicard and Fininvest projects (basically in new technology, organic growth and in integration of acquired company);
  increasing the capacity of our central computer systems;
  improving our management information system;
  upgrading our ATMs and call center;
  product development, aimed at satisfying the growing demand from our customers; and
  back-office upgrading, business support areas, and processing.

Competition

Retail and Wholesale Banking

Since 1990, the banking industry in Brazil experienced a period of consolidation. A number of banks were liquidated, many important state banks were privatized and many medium-sized private sector banks were also sold. Nevertheless, the market for financial services in Brazil, including banking, insurance and asset management, remain highly competitive. As of December 31, 2003, there were 141 multiple-service banks, 23 commercial banks, 21 investment banks, and numerous savings and loan, brokerage, leasing and other financial institutions.

Banco Bradesco and Banco Itaú are the two largest private sector banks in Brazil in terms of assets, followed by Unibanco, Banco Santander-Banespa, Banco ABN AMRO Real, Banco Safra and HSBC Bamerindus. We expect that the recent acquisition activity in the Brazilian banking market will increase competition in the retail sector.

We also face competition from public sector banks, some of which have a larger distribution network and larger customer base than we do. Public sector banks, the largest of which are Banco do Brasil S.A., or Banco do Brasil and Caixa Econômica Federal, or CEF accounted for 29.1% of total lending in the Brazilian banking system as of December 31, 2003, compared to 24.6% as of December 31, 2002. Public-sector banks operate within the same legal and regulatory framework as the private sector banks with stronger presence in markets such as residential mortgage and agricultural lending, than private sector banks.

See Item 3.D. Risk Factors — Risks Relating to the Brazilian Banking Industry — The increasingly competitive environment in the Brazilian financial services market may negatively affect our business prospects.

Credit Cards & Consumer Finance

The Brazilian credit card market is highly competitive, consisting of approximately 33 credit card issuers of varying sizes. The primary competitors of Unicard and Credicard are Banco Itaú, Banco do Brasil, Banco Bradesco, Santander and Banco ABN AMRO Real. We believe that the primary competitive factors are price (interest rate, cardholder fees and merchant fees), card distribution network, card acceptance and name recognition.

Co-branded cards, particularly with companies that offer rewards, discounts or mileage programs, such as airline companies, are increasingly being adopted by credit card companies to expand their client base.

Post-dated checks also compete with credit cards. They are a popular means of term payment in Brazil by which customers pay for merchandise and services with future dated bank checks, effectively allowing payment over a longer term. However, we believe that credit cards will gradually replace post-dated checks as the primary method of term payment because of their convenience, safety and growing acceptance.

Consumer finance companies, while targeting different economic segments of the population than banks generally do, are likely to continue expanding their credit card activities. We believe the major competitor for Fininvest are Losango, Banco Zogbi and Finasa, which were acquired by Bradesco, and many small independent companies.

Insurance and Pension Plans

The Brazilian insurance market is highly competitive. The 10 largest insurance groups represented 78% of the insurance market as of December 2003. Our primary competitors are the Sul América Group, Banco Bradesco, Porto Seguro, Banco do Brasil and Banco Itaú. For the year ended December 31, 2003, these companies together accounted for R$26 billion of premiums written (based on information provided by SUSEP, ANAPP and ANS) in the Brazilian insurance & Pension Plans markets, or 58%. As of December, 2003 UASEG and AIG Brasil, on a combined basis, had a 7.1% insurance market share, (8.3% in the pension plans), representing a total market share of 7.5% in insurance and pension plans. See “-- Insurance and Related Activities — Insurance.” Although companies that operate nationwide underwrite the majority of the business, we also face competition from certain local or regional companies in various markets that may have a relatively cheaper cost structure or specialization in certain niches. We believe that our main competitive factors are our strength, strong pathernership with international company brand name recognition, quality of services, and competitive rates.

Asset Management & Private Bank

The asset management industry in Brazil has been dominated by commercial banks offering fixed-income funds to retail bank customers. Competition in the sector includes such traditional competitors as Banco do Brasil, Banco Itaú, Banco Bradesco, HSBC, Citibank, CEF and BankBoston. Unibanco Asset Management has several competitive advantages, particularly its ability to offer a wide product range and a strong brand. In addition, UAM has differentiated itself due to the quality of its investment process, which includes credit analysis, macroeconomic and company research, asset allocation models and risk control. An important trend has emerged in the last couple of years. Increasingly funds of funds is becoming an important product, especially for the high net worth segment. This trend has fueled the emergence of small asset managers specialized in multi-markets high risk products, a trend that resembles the global movement toward hedge funds and funds of hedge funds. These managers have been able to gather significant volumes, despite their poor proprietary distribution capabilities. In this regard, UAM has positioned itself in a very good competitive position. Among the big asset managers UAM was the first to offer its own product in this category of multi-markets high risk products and also manage to create a leading operation in the fund of funds business.

The private banking industry in Brazil is divided in two segments, one dealing with the domestic market and another one with the international markets. In the local arena, key competitors are Citibank, Banco Itaú, Banco Bradesco, Banco Safra, HSBC, ABN, BankBoston and Banco Santander, while in the offshore segment, in addition to the local competitors, banks such as JP Morgan Chase, UBS, Merrill Lynch, Morgan Stanley, Crédit Suisse First Boston and the Swiss private banks (Lombard Odier Darier Hentsch, Mirabaud, Julius Baeur, Pictet, among others) also have a strong presence in Brazil. Both markets are very competitive, and margins are very thin as a consequence. A recent trend in the Brazilian domestic was initiated by Unibanco in 2002, when it started offering wealth management services to its clients, including management of real estate assets and tax advice. Today, other local players also have such services in their offerings.

THE BRAZILIAN BANKING INDUSTRY

General

The federal government controls some commercial banks and other financial institutions. Government-owned banking institutions play an important role in the Brazilian banking industry. These institutions hold a significant portion of the banking system’s total deposits and total assets and they have a stronger presence in markets such as residential mortgage and agricultural lending than private sector banks. In addition, the development banks act as regional development agencies.

Public Sector

The federal governments controls some commercial banks and other financial institutions. Government-owned banking institutions play an important role in the Brazilian banking industry. These institutions hold a significant portion of the banking system’s total deposits and total assets and they have a stronger presence in markets such as residential mortgage and agricultural lending than private sector banks. In addition, the development banks act as regional development agencies.

The three main public financial institutions controlled by the Brazilian government are:

  Banco do Brasil, which provides a full range of banking products to both the public and private sectors. Banco do Brasil is the largest commercial bank in Brazil and the primary financial agent of the Brazilian government;
  BNDES, a development bank which provides medium- and long-term financing to the Brazilian private sector, mainly in the industry sector. BNDES provides funding both directly and indirectly through onlending by other public and private sector financial institutions; and
  Caixa Econômica Federal, which is involved principally in deposit-taking and provides financing for housing and urban infrastructure.

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

REGULATION AND SUPERVISION

Principal Regulatory Bodies

        The National Financial System is composed of the following regulatory and inspection bodies:

  the National Monetary Council (Conselho Monetário Nacional-CMN);

  the Central Bank (Banco Central);

  the Securities Commission (Comissão de Valores Mobiliários-CVM);

  the Private Insurance Superintendency (“SUSEP”); and

  the Complementary Pension Secretariat.

        The CMN, the Central Bank and the CVM regulate the Brazilian banking industry.

        We summarize below the main functions and powers of each of these regulatory bodies:

National Monetary Council

  establishes currency and credit policies
  controls lending and capital limits
  approves monetary budgets
  establishes foreign exchange and interest rate policy
  oversees activities related to the stock exchange markets
  regulates the constitution and operation of financial institutions grants authority to the Central Bank to issue currency and establishes reserve requirement levels establishes general directives to the banking and financial markets

Central Bank	Securities Commission
implements the currency and credit policies established by the National Monetary Council	implements the securities and exchange policies established by the National Monetary Council
controls and supervises all public and private sector financial institutions by:	controls and supervises the Brazilian securities market by:
  having the power to authorize and approve:
    the establishment and operation of financial institutions
    capital increases by financial institutions
    the establishment of branches and facilities in Brazil and abroad mergers and acquisitions of financial institutions
    amendments to by-laws of financial institutions
    establishment or transfer of the principal place of business of financial institutions merger, spin-off or acquisition transactions resulting in the change of control of financial institutions having the power to approve, suspend and cancel: the registration of public companies the authorisation for brokers and dealers to operate in the securities market public offerings of securities
establishing: minimum capital requirements compulsory reserve requirements operational limits	supervising the activities of: public companies stock exchanges commodities and futures exchanges market members
requiring the submission of: annual audited financial statements semi-annual audited financial statements quarterly revised financial statements monthly unaudited financial statements	requiring: full disclosure of material events affecting the market annual and quarterly reporting by public companies
requiring full disclosure of: all credit transactions foreign exchange transactions export and import transactions any other related economic activity	imposing penalties
imposing penalties

        Brazilian Financial System Legal Reform - Amendment to the 1988 Brazilian Constitution

        In May 2003, an Amendment to the Brazilian Constitution (“EC 40/03”) was enacted to replace the existing restrictive constitutional provisions with a general permission to regulate the Brazilian financial system through specific laws. The enactment of EC 40/03 will allow the legislature to focus more closely on the different issues affecting the regulation of the financial system. The timely focus on these issues will hopefully lead to greater efficiencies within the financial system. The Brazilian Congress may now vote on several bills dealing with the regulation of the financial system. Congress would have been unable to do this absent the enactment of this constitutional amendment.

Principal Limitations and Restrictions on Activities

        Restrictions on the Extension of Credit

        Financial institutions may not grant loans to, or guarantee the transactions of, their affiliates, except in some limited circumstances. For this purpose, the law defines an affiliate as:

  any company which holds more than 10% of the share capital of the financial institution;

  any company in which the financial institution holds more than 10% of the share capital; or

  managers of the financial institution (executive officers, directors and their family members), and any company in which these persons hold more than 10% of the share capital or in which they are also managers.

        Moreover, there are currently certain restrictions imposed on financial institutions limiting the extension of credit to public-sector entities, such as government-owned companies and governmental agencies, which are in addition to certain limits on indebtedness to which these public sector entities are already subject.

        Restrictions on Risk Concentration

        Brazilian law prohibits financial institutions from concentrating risks in only one person or group of related persons. The law prohibits a financial institution from extending credit to any person or group of related persons in an aggregate amount equivalent to 25% or more of the financial institution’s adjusted shareholders’ equity. This limitation applies to all transactions involving extension of credit, including those involving:

  loans and advances;

  guarantees; and

  the underwriting, purchase and renegotiation of securities.

        Restrictions on Investments

        Financial institutions may not:

  hold, on a consolidated basis, permanent assets in excess of 50% of their adjusted shareholders’ equity;

  own real property, other than real property for its own offices and branches; or

  acquire equity investments in other financial institutions abroad, without prior approval by the Central Bank.

        When a bank receives real estate in satisfaction of a debt, such property must be sold within one year. Such one-year limit may be extended for two additional periods of one year, subject to the Central Bank’s approval.

        Repurchase Transactions

        Repurchase transactions (“operações compromissadas”) are transactions involving assets that are sold or purchased subject to the occurrence of certain conditions. Upon the occurrence of any such conditions, and depending on the terms of the particular agreement, the seller or the buyer may be obligated to repurchase, or resell the assets, as the case may be. The conditions triggering the repurchase or resale obligation vary from one transaction to the other, and typically must occur within a particular time frame.

        Repurchase transactions executed in Brazil are subject to operational capital limits based on the financial institution’s shareholders’ equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its adjusted shareholders’ equity. Within that limit, repurchase transactions involving private securities may not exceed twice the amount of adjusted shareholders’ equity. Limits on repurchase transactions involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

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

        Management of Third Party Assets

        Asset management is regulated by the CMN, the Central Bank and the CVM.

        Only individuals or entities authorized by the Securities Commission may act as managers of third party assets.

        Financial institutions must segregate the management of third party assets from their other activities. These institutions must appoint an officer as the agent responsible for the management and supervision of the third party assets.

        The Central Bank, except in very specific circumstances, has prohibited institutions that manage third party assets and their affiliated companies from investing in fixed rate income funds which they also manage. The Securities Commission allows investments in equity funds. There are some rules regarding mutual funds portfolio diversification and composition, which aim to reduce exposure to certain types of risk.

        Pursuant to a change introduced by the Central Bank in February 2002, fund managers are required to mark their fixed-income securities to market and results in such fund’s portfolio assets must be accounted for at their fair market value.

        Micro-credit Regulation

        The Brazilian government has taken several measures intended to encourage lower-income individuals to have greater access to the Brazilian financial system. Such measures include the requirement for credit allocation, the simplification of banking procedures, and the liberalization of credit union (cooperativas de crédito) regulations.

        Since 2003, commercial banks, full service banks licensed to provide commercial banking services, the Caixa Econômica Federal and credit unions must allocate 2% of their cash deposits to low-interest-rate loan transactions designated for lower-income individuals, small companies and informal entrepreneurships, following a specific methodology. Interest rates on these loans cannot exceed 2% per month, the repayment term cannot be less than 120 days, and the principal amount of the loan cannot exceed R$600 for individuals and R$1,000 for micro-enterprises.

        Credit upon Payroll Discount

        Since December 2003, employees regulated by the Consolidation of Labor Laws (“CLT”) are entitled to authorize employers to discount directly from employees’ payroll amounts due under loans, financing and lease transactions, when the respective agreements permit such procedure. The employers shall transfer the amounts discounted from employees’ payroll to the institutions which have granted the credits to the employees, in accordance with the terms and conditions set forth in the respective loan, financing and/or lease agreements.

Regulations Intended to Ensure the Safety and Soundness of Financial Institutions and the Financial System

        Internal Compliance Procedures

        All financial institutions must establish internal policies and procedures to control their:

  activities;

  financial, operational and management information systems; and

  compliance with all applicable regulations.

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

        Independent Accountants and Audit Committee

        Regulations enacted by the CMN on May 30, 2003, as amended on January 30, 2004, established certain requirements in respect of financial institutions’ independent accountants and required financial institutions to have an Audit Committee.

        All financial institutions must be audited by independent accountants. Independent accountants can only be hired if they are registered with the Securities Commission, certified in specialized banking analysis by the Federal Board of Accounting (Conselho Federal de Contabilidade) and the Institution of Brazilian Independent Auditors (Instituto dos Auditores Independentes do Brasil) and if they meet several strict requirements that assure their independence. Moreover, financial institutions must replace their independent accounting firm at least every five consecutive fiscal years and former accountants can be rehired only after three complete fiscal years have passed since their prior service. The financial institutions must designate a senior manager to be responsible for compliance with all regulations regarding financial statements and auditing.

        In addition to preparing an audit report, the independent accountants must report:

  an evaluation of the financial institution’s internal controls and risk management procedures, including its electronic data processing system, showing all deficiencies found; and

  a description of the financial institution’s non-compliance with applicable regulation material to the financial institution’s financial statements or activities.

        All financial institutions with a reference capital or a consolidated reference capital equal to or greater than R$1 billion must create, by July 1, 2004, an internal audit committee. The audit committee must be created pursuant to the financial institution’s by-laws and must be composed of, at a minimum, 3 individuals, at least one of whom is an expert in accounting and auditing. In accordance with the Brazilian law, the members of the audit committee may also be members of the board of directors of the institution and must meet certain requirements that ensure their independence. The audit committee must report directly to the board of directors and its main functions include:

  appointing the independent accountants to be elected by the board of directors;

  supervising the independent accountants’ work;

  requesting the independent accountants’ replacement when it deems necessary;

  reviewing the financial statements for each semester, the management and the audit reports;

  supervising the accounting and auditing departments, including their compliance with internal procedures and applicable regulation;

  evaluating the management’s compliance with the independent accountants’ recommendations;

  receiving and publishing information regarding non-compliance with internal procedures or applicable regulation;

  advising management on the adoption of internal controls and procedures; and

  meeting with management, independent accountants and internal accountants to verify their compliance with the audit committee’s recommendations

        Furthermore, it is permitted under Brazilian law, to create a sole audit committee for the whole group of companies. In this particular case, the audit committee shall be responsible for every and each institution pertaining to the same group which falls within the requirements set forth in the paragraph above.

        The independent accountants and the audit committee must immediately communicate to the Central Bank any event that may materially adversely affect the financial institution’s status, including material non-compliance with applicable regulation and fraud.

        Auditing Requirements

        Brazilian law requires financial institutions to prepare their financial statements in accordance with certain standards set forth by Brazilian corporation law and other applicable regulations.

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

  requires an additional amount of capital with respect to off-balance sheet interest rate and foreign currency swap operations; and

  assigns different risk weights to certain assets and credit conversion amounts, including a risk weight of 300% on deferred tax assets relating to income and social contribution taxes.

        Under the Central Bank regulation, the net worth (or Reference Capital) of Brazilian financial institutions is represented by the sum of Tier 1 and Tier 2 capital and is taken into consideration for the purposes of defining their capital adequacy.

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

        The Reference Capital shall be taken into consideration for the purpose of defining the capital adequacy of financial institutions, except for the permanent assets limit, which is defined pursuant to certain legal provisions.

        Capital Structure

        Financial institutions must be organized as corporations. As corporations, they are subject to all the provisions of Brazilian Corporate Law and, if they are registered as public companies, to the supervision of the Securities Commission.

        Financial institutions may divide their capital into voting and non-voting shares, although, non-voting shares may only represent up to 50% of their total capital.

        Treatment of Overdue Debts

        Under Central Bank regulations, banks have to classify their loan transactions with companies into 9 categories, ranging from AA to H, in accordance with their risk. Risk assessment includes an evaluation of the borrower, the guarantor and the relevant loans. Credit classifications are determined in accordance with Central Bank criteria relating to:

  characteristics of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and

  characteristics of the transaction, such as its nature and purpose, the sufficiency of the collateral, the level of liquidity and the total amount of the loan.

        The regulations specify, for each category of loans, a minimum provision, as follows:

Loan Rank	Minimum Provision

AA	–
A	0.5%
B	1.0%
C	3.0%
D	10.0%
E	30.0%
F	50.0%
G	70.0%
H	100.0%

        In general, banks must review the loan classifications annually. However, banks must review loans:

  semi-annually in any case where the aggregate amount of loans extended to a single borrower or economic group exceeds 5% of the bank’s adjusted shareholders’ equity; and

  monthly in the case of loans that become past due.

        A loan may be upgraded if it has a credit support or downgraded if in default. Banks must write-off loans 6 months after they are ranked H.

        In the case of loan transactions with individuals, there is a similar nine-category ranking system. The loan is graded based on data including the individual's income, net worth and credit history (as well as other personal data).

        For loans that are past due, the regulations establish maximum classifications, as follows:

Number of Days Loan is Past Due(1)	Maximum Classification

15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H

(1)	In the case of loans with a maturity in excess of 36 months, the period is doubled.

         Banks are required to determine, on a monthly basis, whether any loans must be reclassified as a result of these maximum classifications, and, if so, must adjust their provisions accordingly.

        Finally, banks are required to make their lending and loan ranking policies available to the Central Bank and to their independent accountants. They must also provide information relating to their loan portfolio along with their financial statements, including:

  breakdown of activities and nature of the borrower;

  maturity of the loans;

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

  make information concerning debtors available to other financial institutions (however, other institutions can only access information subject to client’s authorization); and

  prepare macroeconomic analyses.

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

        For transactions that, in the aggregate, are below or equal to R$20,000.00, the financial institution must only report the total amount of transactions per client.

        Anti-Money Laundering Law

        Pursuant to the Brazilian anti-money laundering law, financial institutions must:

  identify and maintain up-to-date records regarding their customers;

  maintain internal controls and records;

  record, for a five-year period, any transaction or set of transactions performed by individuals or entities pertaining to the same economic group involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money that exceeds R$10,000;

  review transactions or proposals with characteristics which may indicate the existence of a crime;

  keep records of transactions involving checks for a period of 5 years;

  inform the appropriate authorities (without the customer’s knowledge) of any transaction or set of transactions performed by individuals or entities pertaining to the same group of companies, which involves amounts exceeding R$10,000.00; and

  communicate to the appropriate authorities, within 24 hours, any suspicious transaction.

        In addition, the Brazilian anti-money laundering law created the Financial Activity Control Council. The main role of the Council is to promote cooperation among the Brazilian governmental bodies responsible for implementing national anti-money laundering policies, in order to avoid the performance of illegal acts and frauds.

        Anti-Tax Evasion Law

        The Brazilian Central Bank is authorized to require financial institutions to provide information generally protected by bank secrecy without judicial authorization, as long as they have strong circumstantial evidence that a customer has engaged in tax evasion. Such evidence may be represented by, among others:

  declarations by the customer of transactions with a value lower that their market value;

  loans acquired from sources outside the financial system;

  transactions involving “tax havens”;

  expenses or investments which exceed the declared available income;

  overseas currency remittances through non-resident accounts in amounts which exceed the declared available income; and

  legal entities which have their registration with the General Taxpayers Registry cancelled or declared null.

        Other than in the circumstances described above, information protected by bank secrecy laws can only be furnished in compliance with a court order or an order by a Congress Inquiry Committee (CPI).

Regulations Affecting Liquidity in the Financial Market

        Reserve Requirements

        The Central Bank currently imposes several compulsory reserve requirements on financial institutions. Financial institutions must deposit those reserves with the Central Bank. The Central Bank uses reserve requirements as a mechanism to control the liquidity of the financial system. The reserves imposed on demand deposits, savings deposits and time deposits account for substantially all amounts required to be deposited with the Central Bank. For further discussion of reserve requirements, please see “Item 5. Operating and Financial Review and Prospects – Macroeconomic Factors Affecting Our Financial Condition and Result of Operations – Effect of Government Regulation on Our Financial Condition and Results of Operations – Compulsory Deposit Requirements”.

Taxation of Financial Transactions

        Temporary Contribution on Financial Transactions (CPMF)

        The Temporary Contribution on Financial Transactions (Contribuição Provisória sobre Movimentações Financeiras – CPMF) is a tax imposed on any type of financial transaction, with certain limited exemptions. The current rate of the CPMF is 0.38%. Most recently, on December 19, 2003, a Constitutional Amendment extended the period for the collection of the CPMF until December 31, 2007. On April 1st, 2004, a provisional measure created the so called “Investment Deposit Accounts”, which is an investment account that allows the investors to make money transfers without paying CPMF.

        The Brazilian government may change the applicable rate at any time, subject to the limits established by the Federal Constitution.

        The CPMF is generally levied upon any debit to bank accounts. This creates an incentive for clients to reduce transactions in the financial system and short-term investments.

        Tax on Financial Transactions (IOF)

        The Tax on Financial Transactions (Imposto sobre Operações Financeiras – IOF) taxes four different types of transactions at different rates. At present, actual rates are much lower than their legal limit.

        Generally the IOF is imposed upon the following transactions, at the following rates:

Transaction	Maximum legal rate	Present rate

credit extended by financial institutions and non financial entities
1.5% per day
up to 0.0041% per day depending on the transaction

transactions relating to securities and transactions involving gold as a financial asset
1.5% per day
0.5% per day for investment funds of any type (1) 0% on transactions with equity securities 1% on transactions with fixed income securities (2)
insurance transactions entered into by insurance companies
25%
2% for health insurance 7% for all other types of insurance (3)
foreign exchange transactions
25%
0% (general rule) 2% on credit card transactions 5% for remittances from abroad that will remain in Brazil for a period lower than or equal to 90 days

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

Regulations Affecting Our Relationship with Our Clients

        The relationship between financial institutions and their clients is regulated in general by laws applicable to all commercial transactions, and by the Brazilian Civil Code in particular. However, regulations established by the CMN and the Central Bank address specific issues relating to banking activity and contracts, complementing the general regulation.

        The Consumer Defense Code and the Banking Client Defense Code

        In 1990, the Brazilian Consumer Defense Code was enacted to establish rigid rules to govern the relationship between product and service providers and consumers and to protect final consumers. On May, 2004 the Brazilian Supreme Court of Justice ruled that the Brazilian Consumer Defense Code also applies to transactions between financial institutions and their clients. We are not in a position, at this stage, to predict the impact that this will have on the Brazilian banking system. Financial institutions are also subject to specific regulation of the National Monetary Council, which specifically regulates the relationship between financial institutions and their clients.

        The New Civil Code

        Law No. 10,406 instituted a new Brazilian Civil Code (the “New Civil Code”), which took effect on January 11, 2003 and replaced the prior Civil Code and substantial parts of the Commercial Code. The New Civil Code is wide-ranging in application, governing individuals, corporations and other legal entities, and has provisions which affect, among others, contracts, including guarantees, property, family and succession law.

        Contractual obligations and guarantees entered into before January 11, 2003 will remain governed by the prior Civil Code solely in relation to their existence and validity; although the effects of such agreements as of January 11, 2003 will be governed by the New Civil Code. The changes under the New Civil Code have not had a material impact on our current business.

        Banking Secrecy

        Financial institutions must maintain the secrecy of their banking operations and services provided to their customers. Certain exceptions apply to this obligation, however, such as the sharing of information on credit history, criminal activity and violation of bank regulations or disclosure of information authorized by interested parties. Bank secrecy may also be breached when necessary for the investigation of any illegal act.

Bank Failure

        Intervention, Administrative Liquidation and Bankruptcy

        The Central Bank may intervene in the operations of a bank if there is a material risk for creditors. The Central Bank may intervene if liquidation can be avoided or it may perform administrative liquidation or, in some circumstances, require the bankruptcy of any financial institution except those controlled by the federal government.

        Extrajudicial Liquidation

        An extrajudicial liquidation of any financial institution (with the exception of public financial institutions controlled by the Federal Government) may be carried out by the Central Bank if it can be established that:

  debts of the financial institution are not being paid when due; or

  the financial institution is deemed insolvent; or

  the financial institution has incurred losses that could abnormally increase the exposure of the unsecured creditors; or

  management of the relevant financial institution has materially violated Brazilian banking laws or regulations; or

  upon cancellation of its operating authorization, a financial institution's ordinary liquidation proceedings are not carried out within 90 days or are carried out with delay representing a risk to its creditors, at the Central Bank's discretion. Liquidation proceedings may otherwise be requested, on reasonable grounds, by the financial institution's officers or by the intervener appointed by the Central Bank in the intervention proceeding.

        Extrajudicial liquidation proceedings may cease:

  at the discretion of the Central Bank if the parties concerned assume the administration of the financial institution after having provided the necessary guarantees; or

  when the liquidator's final accounts are rendered and approved, and subsequently filed with the competent Public Registry; or

  when converted to an ordinary liquidation; or

  when the financial institution is declared bankrupt.

        Temporary Special Administration Regime

        In addition to the aforesaid procedures, the Central Bank may also establish the Temporary Special Administration Regime ("Regime de Administração Especial Temporária" or "RAET"), which is a less severe form of Central Bank intervention in private and non-federal public financial institutions and which allows institutions to continue to operate normally.

        The RAET may be imposed by the Central Bank in the following circumstances:

  continuous practice of transactions contrary to the economic and financial policies established by federal law;

  the institution fails to comply with the compulsory reserves rules;

  the institution has operations or circumstances which call for an intervention;

  illegal or management misconduct; and

  the institution faces a shortage of assets.

        The main object of the RAET is to assist with the recovery of the financial conditions of the institution under special administration. Therefore, the RAET does not affect the day-to-day business operations, liabilities or rights of the financial institution, which continues to operate in its ordinary course.

        Repayment of Creditors in a Liquidation

        In the liquidation of a financial institution, employees’ wages and indemnities and tax claims enjoy the highest priority of any claims against the bankrupt estate. The Credit Insurance Fund is a deposit insurance system which guarantees a maximum amount of R$20,000 of deposits and credit instruments held by an individual against a financial institution (or against financial institutions of the same financial group). The Credit Insurance Fund is funded principally by mandatory contributions from all Brazilian financial institutions that work with customer deposits. The payment of unsecured credit and customer deposits not payable under the Credit Insurance Fund is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

        Brazilian Payment and Settlement System

        In December 1999 the Brazilian government released new rules for the settlement of payments in Brazil, based on the guidelines adopted by the Bank of International Settlements (BIS). After a period of tests and gradual implementation, the Brazilian Payment and Settlement System began operating in April 2002. The Central Bank and CVM have the power to regulate and supervise this system. Pursuant to these rules, new clearing houses may be created and all clearing houses are required to adopt procedures designed to reduce the possibility of systemic crises and to reduce the risks currently borne by the Central Bank. The most important principles of the new Brazilian Payment and Settlement System are:

  The existence of two main payment and settlement systems: real time gross settlements, using the reserves deposited with the Central Bank; and deferred net settlements, through the clearing houses;

  The clearing houses, with some exceptions, will be liable for the payment orders they accept; and

  Bankruptcy laws do not affect the payment orders made through the credits of clearing houses, nor the collateral granted to secure those orders. However, clearing houses have ordinary credits against any participant under bankruptcy laws.

Foreign Investment and the Federal Constitution

        Foreign Banks

        The Federal Constitution prohibits foreign financial institutions from establishing new branches in Brazil, except when duly authorized by the Brazilian government. A foreign financial institution duly authorized to operate in Brazil through a branch or a subsidiary is subject to the same rules, regulations and requirements that are applicable to any Brazilian financial institution.

        Foreign Investment in Brazilian Financial Institutions

        The Federal Constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization from the Brazilian government.

        Foreign investors may acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts offered abroad representing non-voting shares without specific authorization.

Supervision in Other Jurisdictions

        We have branches, subsidiaries and representative offices in several foreign jurisdictions, including New York, Miami, London, Luxembourg, Paraguay, Cayman Islands and the Bahamas.

        The Central Bank exercises global consolidated supervision over such branches, subsidiaries and representative offices. Furthermore, in most cases, we had to obtain governmental approvals from local central banks and monetary authorities in such jurisdictions before commencing business and in all cases we are subject to local authorities’ supervision.

Insurance Market

        Principal Regulatory Entities

        Two regulatory agencies oversee the Brazilian insurance system: the National Private Insurance Council (Conselho Nacional de Seguros Privados – CNSP), and the Private Insurance Superintendency (Superintendência de Seguros Privados – SUSEP). The SUSEP is responsible for implementing and supervising the CNSP’s policies and ensuring compliance by insurance companies and brokers.

        Insurance

        Insurance companies require government approval to operate, as well as specific approval from the SUSEP for each of their products. Insurance companies may sell policies only through qualified brokers.

        Insurance companies must set aside reserves, funds and provisions in accordance with the criteria established by the CNSP. The investments backing up the reserves must be diversified. Securities comprise a substantial portion of the assets in which insurance companies can invest. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to a series of rules and conditions imposed by the CMN regarding the investment of technical reserves.

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

        Reinsurance

        The regulation of reinsurance transactions in Brazil has traditionally been the domain of IRB-Brasil Resseguros S.A. – IRB, a government-controlled entity which enjoyed a monopoly over the Brazilian reinsurance market from 1932 through 1996. In 1996, the monopoly was formally eliminated. Pursuant to a law enacted in 1999, the IRB was to be privatized and its regulatory powers transferred to SUSEP. However, the constitutionality of this law is being challenged before the Supreme Court. As a result, until the Supreme Court renders a final decision in this matter, the IRB will not be privatized and shall remain as the reinsurance regulatory body in Brazil. All risks in excess of the companies’ maximum retention limits established by the SUSEP must be compulsorily reinsured or co-insured. According to industry practice, insurance companies also voluntarily reinsure or co-insure a portion of their exposure, regardless of whether they meet the maximum retention limits.

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

        On October 31, 2001 Law No. 10,303 amended the Corporate Law, granting new protection to minority shareholders and imposing new requirements on publicly traded corporations. (For a discussion on the main provisions of this amendment, see Item 10.B. Memorandum and Articles of Association).

4.C. ORGANIZATIONAL STRUCTURE

The following chart sets forth information, as of April 30, 2004, regarding our significant subsidiaries, or Group:

(1)	The percentages refer to the participation in total capital, which is equal to the voting capital held, unless otherwise noted.
(2)	All corporations have been incorporated in Brazil unless otherwise noted.
(3)	This percentage includes treasury shares. If excluded, the participation of Unibanco Holdings in Unibanco would be 59.571%.
(4)	The percentage of the voting capital held is 96.598%.
(5)	The percentage of the voting capital held is 74.495%.
(6)	The percentage of the voting capital held is 100.000%
(7)	These corporations are mainly controlled by Unipart Participações Internacionais Ltd.
(8)	These corporations are mainly controlled by Unibanco AIG Seguros S.A.
(9)	The percentage of the voting capital held is 52.758%.
(10)	The percentage of the voting capital held is 49.996%.
(11)	The percentage of the voting capital held is 16.285%.

4.D. PROPERTY, PLANT AND EQUIPMENT

Our principal executive offices are located in São Paulo, Brazil. We own a portion of these offices and lease the remainder. The three main offices, which we own, and the main activities carried on in each of them are:

  Unibanco Building (total area of 32,093 m2): Principal executive offices and main administrative offices;
  CAU (Unibanco Administrative Center-- total area of 45,673 m2): Data Processing Center, Information Technology, Accounting and Human Resources; and
  Barão de Iguape building (total area of 25,886 m2): Back-offices and 30 Hours Telephone Center.

We have also a number of other administrative offices, in the main Brazilian cities, most of which are also leased.

Of our total branches, 10% are owned by our Group and 90% are leased. We lease most of our branches under renewable leases with terms averaging five years.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes thereto included in Item 18 of this Form 20-F, on which we have based this discussion and analysis. Our consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 have been audited by Deloitte Touche Tohmatsu as described in the “Report of Independent Registered Public Accounting Firm”.

Overview

          In 2004, we celebrate our 80th anniversary with a solid position as the third largest Brazilian private sector financial group. We are a full service financial institution with as of R$66,047 million as of December 31, 2003 , providing a wide range of financial products and services to more than 14.1 million individual and corporate clients primarily throughout Brazil and also in foreign countries. Our mission is to actively contribute to the country’s economic development, serving in a balanced manner the expectations, needs and interests of clients, employees and shareholders. Our target is to be a leading provider of services in each segment in which we operate, focusing on aggressive pursuit of scale, continuos efficiency maximization, and accelerated personnel development.

        In 2003, our income before income taxes and minority interest grew 115.1% when compared to 2002, as a result of the improvement in operating performance in each of our business segments.

         We operate our business in four segments: Retail Banking, Wholesale Banking, Insurance and Pension Plans and Wealth Management.

         Our primary sources of revenues and expenses are:

  Interest income from our interest-earning assets including our loans, securities, federal funds sold and securities purchased under resale agreements and the Central Bank of Brazil (“Central Bank”) compulsory deposits, among others;

  Interest expense from our interest-bearing liabilities, including our savings and time deposits, short-term borrowings and long-term debt, among others;

  Provisions for loan losses based on the quality and size of our loan portfolio and reflecting our expectations regarding the ability of our customers to repay their loans;

  Non-interest income from fees and commissions from each of our four business segments, including banking tariffs, and other fees and commissions relating to our credit card, asset management, capital markets, investment banking and merger and acquisition businesses, from trading income as realized and unrealized gain or losses on securities and derivatives transactions, from insurance premiums, private retirement plan and pension investment contracts, from exchange valuation on our investments in branches and subsidiaries offshore in foreign currency (“investments abroad”) and from our equity in unconsolidated companies;

  Non-interest expense from personnel and administrative expenses, from insurance premiums, private retirement plan and pension investment contracts, from contingent provisions, from other taxes and from exchange devaluation on our investments abroad.

         The following table shows our financial performance highlights for the years ended 2001, 2002 and 2003:

Year ended December 31,	2001	2002	2003

In millions of R$ (except percentages)
Income before Income taxes and minority interest	947	642	1,381
Net Income	825	803	873
Return on average equity	14.2%	13.2%	13.4%
Return on average assets	1.6%	1.3%	1.4%
Basle Capital Ratio	13.7%	15.7%	18.6%
Total Assets	53,382	71,988	66,047
Total Loans	23,912	25,254	26,039
Total Deposits	18,555	26,055	25,700
Shareholders’equity	5,955	6,245	6,754

          In 2003, each of our business segments contributed to our net income as follows: 53.8% from Retail Banking, 19.7% from Wholesale Banking, 14.3% from the Insurance and Pension Plans and 12.2% from Wealth Management.

          The Brazilian economy was more stable in 2003 compared to 2002 as it became more certain that the new government, which took office in January 2003, would maintain the primary economic policy guidelines of the previous government. This stabilization was reflected in the 18.2% appreciation of the real against the U.S. dollar, a decrease in the Brazilian inflation rates and a decrease of more than 10% in the perception of Brazilian country risk, as measured by J.P. Morgan’s Emerging Market Bond Index (EMBI), which expresses the Brazilian spread over U.S. Treasury. Against this backdrop, the Central Bank reduced the SELIC interest rate from 25% per annum in December 2002 to 16.5% per annum in December 2003.

          In this improving Brazilian economic environment, our income before taxes and minority interest increased 115.1% in 2003 compared to 2002, with each of our business segments posting pre-tax growth. The increase of 40.0% in Retail Banking income before taxes and minority interest was principally based on an increase in banking tariffs due to the growth of our client base and improvement in our provisions for loan losses, primarily with respect to our consumer finance companies. Wholesale Banking’s income before taxes and minority interest increased mainly due to the improvement of market conditions in 2003. The favorable market conditions contributed to an increase in trading income, as well as in fees and commissions, and a decrease in our loan losses provision. Insurance and Pension Plans, and Wealth Management income before taxes and minority interest increased by 30.7% and 4.1%, respectively, primarily due to financial results and a favorable performance for the fund industry.

          The significant income before taxes and minority interest growth was offset in part by a higher tax impact, which was primarily attributable to the different tax treatment between our gains (losses) from exchange variations on our investments abroad and on transactions used to protect our results before income taxes from exchange variations on our investments abroad ("economic hedges"). The exchange variation gains on investments abroad are not taxable and the exchange variation losses on investments abroad are non tax-deductible for income tax purposes.

          In 2003 and through the first half of 2004, we have continued to grow organically, while at the same time entering into strategic transactions to expand our businesses. In January 2003, we acquired the asset management portfolio of Banco Pictet-Modal to enhance our asset management business and we acquired the Brazilian pension business of Cigna Seguradora (a subsidiary of Cigna Corporation) to expand our pension fund portfolio. In October 2003, we acquired Phenix Seguradora, the insurance business of Fiat do Brasil S.A., to expand our insurance operations. To enhance our retail banking business we purchased Creditec, a consumer finance company that will increase Fininvest’s own distribution network, in November 2003, and HiperCard Administradora de Cartão de Crédito Ltda, the Bompreço supermarkets credit card company, in March 2004. In June 2004, we announced the acquisition of the total capital of Banco BNL do Brasil (“BNL Brasil”), from Banca Nazionale del Lavoro S.p.A. (“BNL”). The transaction includes the creation of an Italian Desk at Unibanco, which will allow BNL and Unibanco to offer business opportunities and services to Italian companies in Brazil. We believe these selective acquisitions will contribute to the strength of our portfolio in the coming years. For additional information concerning the acquisitions see “Item 4.A. History and Development of the Company - Recent Acquisitions” and Note 34 – Subsequent Events to our consolidated financial statements.

          In 2004, we believe Brazil will experience moderate economic growth and a stabilized environment, and as a result, lower interest rates. Net interest spreads in banking operations tends to fall in this type of environment as sustained economic growth leads to improved payment capacity and lower credit risk of borrowers. However, we believe our diversification of products and services, as well as our growing individual and corporate client base, particularly in the consumer finance and middle market segments, respectively, should enable us to achieve increased economies of scale and cross-selling among our business segments, enhancing our profitability in the future.

Macroeconomic Factors Affecting Our Financial Condition and Results of Operations

          Our earnings and businesses are affected by general economic conditions, performance of financial markets, interest rate levels, currency exchange rates, changes in laws, regulations and policies of the Central Bank, and competitive factors on a global, national or regional basis. Since all of our Retail Banking customers and the majority of our Wholesale Banking, Insurance and Wealth Management customers are Brazilian, our financial condition and results of operations are mainly dependent on Brazilian economic conditions. For example, changes in the Brazilian economy that adversely affects the ability of customers to repay their loans, such as high levels of inflation and consequently interest rates, may affect our financial condition and results of operations. Moreover, we are also affected by changes in the value of the real relative to the U.S. dollar and other foreign currencies, since we have assets and liabilities denominated in or indexed to foreign currencies, primarily the U.S. dollar.

Brazilian Economic Environment

         The following table shows, for the periods indicated, the main Brazilian macroeconomic indicators:

	For the Year Ended December 31,

	2001	2002	2003

Real GDP growth(1)	1.5%	1.5%	(0.2)%
Inflation rate(2)	10.4%	26.4%	7.7%
Inflation rate(3)	7.7%	12.5%	9.3%
Currency exchange rate (R$/US$) (4)	2.3204	3.5333	2.8892
SELIC interest rate (4)	19.0%	25.0%	16.5%
Average interbank deposit interest rate (5)	17.3%	19.1%	23.3%

(1)	Source: Brazilian Institute of Geography and Statistics (IBGE).
(2)	Source: IGP-DI, as published by the Fundação Getúlio Vargas (FGV).
(3)	Source: IPCA, the Consumer Price Index published by IBGE
(4)	Source: Central Bank of Brazil. As of December 31 of each year presented.
(5)	Source: Central de Liquidação e Custódia de Títulos Privados (CETIP)

         The following charts show, for the periods indicated, the real/U.S. dollar currency rate and the SELIC interest rate:

         2001. The growth of the Brazilian economy slowed in 2001, as the impact of the ongoing economic crisis in Argentina and lower levels of growth of the United States economy led the Central Bank to increase interest rates to control inflation. This increase in interest rates led to declines in investment and consumption in Brazil. The economic situation was exacerbated by the government’s announcement in May 2001 of measures designed to reduce the consumption of electricity in response to an electricity shortage. These factors, combined with the Argentine crisis and the declining economic growth in the United States, contributed to the reduction of GDP growth for 2001 to 1.5%.

          The real depreciated by 18.7% against the U.S. dollar from December 31, 2000 to December 31, 2001 , as the exchange rate changed from R$1.9554 per U.S. dollar at December 31, 2000 to R$2.3204 per U.S. dollar at December 31, 2001. Concurrently with this devaluation, the Central Bank increased the base interest rate (SELIC rate), from 15.25% per annum at January 17, 2001 to 19.0% per annum at July 18, 2001, where it remained at this level until the end of the year. Inflation for 2001 was 10.4% and 7.7% as measured by IGP-DI and IPCA, respectively.

          2002 . The economy deteriorated in 2002, primarily due to the political uncertainty relating to the Brazilian presidential election. During 2002, the real /U.S. dollar exchange rate fluctuated between a high of R$3.8949 per U.S. dollar and a low of R$2.2709 per U.S. dollar. In October 2002, the Central Bank began to increase the base interest rate from 18% in September 2002 to a high of 25% in December 2002. After the new government elections, signs that the economic policy guidelines of the previous government would be maintained led to a decrease in the perception of Brazilian country risk as indicated by the drop in Brazil’s indicative cost of sovereign borrowing, according to JP Morgan’s Emerging Market Bond Index (EMBI), from a high of approximately 2,400 basis points in October 2002 to approximately 1,500 basis points in December 2002. Inflation for 2002 was 26.4% and 12.5%, as measured by the IGP-DI and IPCA, respectively. GDP for 2002 was 1.5%. At December 31, 2002 , the exchange rate was R$3.533 per U.S. dollar.

          2003 . Following the new government’s taking office in January 2003, the Brazilian economy became more stable compared to 2002, as it became more certain that the new government would maintain the primary economic policy guidelines of the previous government.

         The stabilization of the economy was partly due to the government’s decision to shift the primary surplus from 3.75% of GDP in 2002 to 4.25% in 2003, dampening concerns about fiscal irresponsibility, as well as the Central Bank’s decision to temporarily increase interest rates. The Central Bank increased the base interest rate to a high of 26.5% in February 2003 and subsequently reduced the base interest rate seven times from 26% on June 18, 2003 to 16.5% on December 17, 2003.

          During 2003, the government advanced proposals to reform the tax and social security systems, contributing to a decrease in the perception of Brazilian country risk. The Brazilian EMBI decreased from 1,500 basis points in December 2002 to 463 basis points at December 31, 2003. The Brazilian inflation rate as measured by the IPCA, also dropped from 12.5% in 2002 to 9.3% in 2003. The inflation rate for 2003 was 7.7%, as measured by the IGP-DI, compared to 26.4% for 2002. The real appreciated against the U.S. dollar by 18.2% for the year ended December 31, 2003 , compared to a devaluation of the real by 52.3% in 2002. At December 31, 2003 , the exchange rate was R$2.8892 per U.S. dollar.

         2004 to Date . Inflation has decreased during the first half of 2004 and the Central Bank has reduced the base interest rate twice to date in 2004 to 16% per annum on April 14, 2004. However, renewed fears of the effects of a quicker-than-expected tightening in monetary policy in developed economies has increased risk aversion worldwide in 2004, bringing the Brazilian EMBI to 698 basis points on May 28, 2004. This increase in risk aversion is leading to some devaluation of the real this year. On May 31, 2004 the exchange rate was R$3.1291 per U.S. dollar.

          Looking ahead, we believe new challenges will face the Brazilian banking system if interest rates continue to fall and we experience a period of higher growth and a stabilized economic and political environment. This environment could result in lower net interest spreads in banking operations as sustained economic growth leads to improved payment capacity and lower credit risk of borrowers, although it could also result in an increase in the volume of loans. In recent years, we have made several acquisitions and investments in order to increase our client base and develop a powerful distribution network throughout the country helping us to solidify our position in the Brazilian market and be prepared to meet these challenges head-on.

Effects of Devaluation or Appreciation of the Real on Our Financial Condition and Results of Operations

         The devaluation or appreciation of the real may affect our net income since a significant amount of our assets and liabilities are denominated in or indexed to foreign currencies, primarily the U.S. dollar.

          When the real devaluates, we incur losses on net income from our liabilities that are denominated in or indexed to foreign currencies, such as U.S. dollar-denominated long-term debt and trade finance credit lines, as the carrying value and interest expense measured in reais increases. At the same time, we experience gains from our assets that are denominated in or indexed to foreign currencies, such as U.S. dollar-indexed marketable securities and loans, as the carrying value and interest income measured in reais also increases.

          On the other hand, when the real appreciates, we incur gains on net income from our liabilities that are denominated in or indexed to foreign currencies, as the carrying value and interest expense measured in reais decreases. At the same time, we experience losses from our assets that are denominated in or indexed to foreign currencies, as the carrying value and interest income measured in reais also decreases.

Effects of Interest Rates on Our Financial Condition and Results of Operations

         The increase in the Brazilian interest rate may affect our interest income as interest rates on our interest-earning assets also increase. On the other hand, our interest expense may also be affected as interest rates on our interest-bearing liabilities increase. In addition, changes in volumes affect our interest income and interest expense. For example, a decrease in the interest income attributable to a decrease in interest rates may be offset by an increase in the volume of the outstanding loans.

          Typically, increases in the interest rate enable us to increase our revenues from loan operations due to higher net interest spreads on these operations. However, increases in the interest rate could adversely affect our results and credit portfolios by reducing demand for credit and increasing the risk of customer default. On the other hand, decreases in the interest rate could decrease our revenues from loan operations due to lower spreads. This decrease in revenues may be offset by an increase in the volume of loans due to increased demand for credit.

Effects of Inflation on Our Financial Condition and Results of Operations

         Increases in the Brazilian inflation rate may affect our net income by increasing our costs and decreasing our operating margins if such inflation is not accompanied by an increase in interest rates. Moreover, inflation may contribute to increases in volatility in the market due to economic uncertainty, decreases in spending, lower real income growth, and decreases in consumer confidence, which in turn could adversely affects our results of operations.

Effects of Government Regulation on Our Financial Condition and Results of Operations

         Compulsory Deposit Requirements

          The Central Bank imposes several compulsory deposit requirements on financial institutions, as a mechanism to control the liquidity of the Brazilian financial system. By changing the compulsory deposit requirements, the Central Bank is able to effect changes in the amount of our interest-earning assets and interest-bearing liabilities, and consequently our interest income and interest expense.

         The following table shows the compulsory deposit requirements as of December 31, 2001, 2002 and 2003:

	2001	2002		2003
	Requirement	Requirement	Additional	Requirement	Additional
Demand Deposits	45%	45%	8%	45%	8%
Savings Deposits	15%	20%	10%	20%	10%
Time Deposits	10%	15%	8%	15%	8%

         The important changes the Central Bank made to the compulsory deposit requirements during this period include:

  In June 2002, compulsory deposit requirements relating to savings deposits increased from 15% to 20% and time deposits increased from 10% to 15%;

  In August 2002, additional requirements of 3% on time and demand deposits and 5% on savings deposits were imposed;

  In October 2002, additional requirements on time, demand and savings deposits increased by 5%;

  In February 2003, compulsory deposit requirements relating to demand deposits increased from 45% to 60%; and

  In August 2003, compulsory deposit requirements relating to demand deposits decreased from 60% to 45%.

         The compulsory deposits, including the additional requirements, earn interest, except for the compulsory deposits related to demand deposits.

Capital Adequacy

        The Central Bank requires banks to comply with regulations, which currently are similar to the Basle Accord with respect to capital adequacy, except that the Central Bank has set 11% as the minimum capital requirement. The Central Bank also applies capital requirements for foreign currency exposure, interest rate market risk, and credit swap risk that are part of our Basle capital adequacy ratio.

         In September 2001, the Central Bank imposed higher capital requirements for banks’ foreign currency position. This regulation required us to allocate 50% of our capital for foreign currency exposure exceeding 5% of adjusted capital. In October 2002, this requirement was changed to 100% allocation of capital for foreign currency exposure exceeding 5% of adjusted capital. Furthermore, the Central Bank reduced the maximum allowed foreign currency exposure from 60% to 30% of adjusted capital. In July 2003, the allocation of capital for foreign currency exposure was reduced from 100% to 50%. In summary, there is no requirement to allocate capital for exposure from 0% to 5% of adjusted capital; 50% of capital must be allocated for exposure between 5% and 30% of adjusted capital; and an exposure above 30% is not permitted and is subject to penalties imposed by the Central Bank. We believe that these measures will not have a significant effect on our results because our capital levels exceed the requirements of the Central Bank.

Loan Charge-offs

         Our practice is to charge-off loans 360 days after the due date. As a result, our allowance for loan losses related to any loan remains on our books for a longer period until the loan is charged off.

Income Taxes

         Our income taxes expense consists of two components: the federal income tax and the social contribution. For each of the years 2001, 2002 and 2003, the federal income tax was assessed at a rate of 25% and the social contribution at 9%.

Other Taxes

        In recent years there have been changes in Brazilian regulations relating to other taxes. In February 1999, the calculation base for contribution to the Programa de Integração Social, or PIS, relating to the Employee’s Profit Participation Program was expanded from revenues to gross revenues. Since February 1999, the PIS rate has been 0.65% of gross revenues. From February 1999 until September 2003, the rate of the Contribuição para Financiamento de Seguridade Social, or COFINS, relating to tax for social security financing, was 3% of gross revenues. In September 2003, the COFINS rate was increased to 4% of gross revenues for the financial services sector.

         Pursuant to Law No. 10,637, in December 30, 2002 the PIS rate for non-financial companies increased from 0.65% to 1.65%. In addition, pursuant to Law No. 10,833 of December 29, 2003 , in February 2004 the COFINS rate for non-financial companies increased from 3.0% to 7.6% and became non-cumulative. These increases will affect a few of our consumer finance subsidiaries that are considered non-financial companies. Moreover, they may affect the prices charged mainly by our service providers.

         The Contribuição Provisória sobre Movimentações Financeiras (the temporary contribution on financial transactions) , or CPMF, has been charged at the rate of 0.38% on certain financial transactions since June 1999.

Critical Accounting Estimates

         In preparing our consolidated financial statements, we use estimates, assumptions and judgments of our management to account for certain assets, liabilities, revenues, expenses and other transactions in accordance with U.S. GAAP. Actual results in future periods could differ from those estimates, assumptions and judgments, and consequently our reported results of operations may be affected.

         The following is a brief description of the more critical estimates, assumptions and judgments in the application of our accounting policies under U.S. GAAP.

Allowance for Loan Losses

        We assess the creditworthiness of our loan portfolio and establish allowances for expected credit losses on a monthly basis. The process used to determine these reserves involves estimates and judgments. We have determined a minimum allowance for expected losses within each client’s rating. However, based on the judgment and experience of our senior management, higher percentages of allowances can be used within each client’s rating where appropriate in order to more accurately establish the allowances. We consider, among other things, the probability of default and the loss given default rates in making this evaluation, as well as the size and diversity of individual credits. Changes in these estimates and judgments have a direct impact on the allowances.

        Our wholesale loans have distinctive characteristics and therefore are not evaluated as a homogeneous portfolio. Instead, the allowances are currently calculated based on the risk profile of each individual borrower, which accounts for, among other factors, financial history, cash flows, quality of management, relationship history, market conditions and other factors relating to credit risk. Also, we employ an internal credit rating system which ranks companies from AA1 to H, within different levels, based on quantitative criteria, such as recent financial data, and qualitative aspects, such as management and succession issues. We consider companies with a credit rating of AA1 and AA2 to be very stable and with minimal credit risk, AA3 and A to be financially very sound, B and C to be less stable and require close monitoring (loans to companies ranked B and C are usually short-term, require significant security and other credit support), D, E, F and G to be higher risks or potential losses and H to be poor credit risks (defaults) and fully provisioned against. Also, we review credit lines for large-balance loans every 60 to 180 days, according to the borrower’s credit rating and the external credit environment.

         Small-balance loans such as overdrafts, credit card loans, mortgage loans and consumer finance loans have similar characteristics and are managed using specialized systems and processes. We use a wide range of statistical tools to evaluate loans requests and client’s performance, which include credit and behavior scoring models. The allowance for loan losses in the Retail portfolio is established using a process that begins with estimates of expected losses based upon various analyses. These analyses consider recent loss experience, current economic conditions, the risk characteristics of the various categories of loans, the fair value of the underlying collateral and other factors directly influencing the potential collectibles of loans. We evaluate the adequacy of the allowance for loan losses on a monthly basis unless circumstances otherwise require.

         We believe that our allowance for loan losses is adequate in the present economic environment.

Fair Value of Financial Instruments

         Our financial instruments include fixed rate and equity securities, derivatives and other financial instruments. We carry our investments at fair value if they are considered to be available for sale or trading securities. For the majority of our portfolios, fair value is determined based on externally quoted prices. If externally quoted prices a re not available, we determine the fair value by reference to the quoted market price of comparable instruments, or we discount the expected cash flows using market interest rates commensurate with the credit quality and maturity of the investments on internally developed pricing models based on independent sources of market information.

         We believe we have a conservative policy regarding market risks exposures. The market risk exposure of our portfolio is independently supervised and controlled. Changes in the fair value of available for sale securities are recognized and included as a component of stockholders’ equity, unless the loss is considered to be other-than-temporary. Impairment losses that are not considered temporary are recognized as losses in the period in which they occur. We conduct regular reviews to assess whether other-than-temporary impairment exists. For additional information see Notes 2(f), 2(y) (re. EITF 03-1), 6 and 7 to our consolidated financial statements.

        Deterioration in economic conditions could adversely affect these values. Changes in the fair value of trading assets and liabilities, including our derivatives for trading purposes with our customers or which do not qualify as hedges (primarily derivatives used to manage our overall exposure to changes in interest rates and foreign currencies), are recognized in earnings.

Insurance reserves

         Reserves for insurance claims and claims expenses are charged as incurred. The reserves for claims and claims expenses represent the accumulation of estimates for reported claims and include provisions for claims incurred but not reported. The methods of determining such estimates and establishing the reserves, including unrecoverable reinsurance, are reviewed and updated regularly. Adjustments resulting therefrom are reflected in income statements for the current period.

Income taxes

         In preparing the consolidated financial statements we are required to estimate income taxes, which involve an estimation of current tax expense together with an assessment of temporary differences. Temporary differences result from the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and this difference generates net deferred tax assets. Net deferred tax assets may also comprise tax losses carry forwards.

        Our carrying value of net deferred tax assets assumes that we will be able to generate sufficient future taxable income based on an internal forecast model using estimates and assumptions. We evaluate the reliability of the deferred tax assets frequently. If these estimates and assumptions change in the future, we may be required to record valuation allowances against our deferred tax assets resulting in additional income tax expense in the consolidated statements. During the year ended December 31, 2003 we recorded no valuation allowances related to our net deferred tax assets. For additional information concerning the income taxes see Notes 2(q) and 18 to our consolidated financial statements.

Impairment of long-lived assets, goodwill and other intangible assets

         Our balance sheet includes long-lived assets related to our premises and equipment, goodwill and other intangible assets. Premises and equipment and intangible assets with finite useful lives are depreciated or amortized over their estimated useful lives. Useful lives are estimated based on the period that the assets will generate revenue. If circumstances and conditions indicate deterioration in the value of tangible or intangible assets, the book value will be adjusted and a loss will be recognized in current operations.

         Statement of Financial Accounting Standards 142 “Goodwill and Other Intangible Assets” (“SFAS 142”), provides that goodwill and identified intangible assets with indefinite useful lives shall not be amortized but shall be tested for impairment on an annual basis. We adopted the provisions of SFAS 142 relating to non-amortization and amortization of intangible assets on July 1, 2001 for all business combinations completed on or after the aforementioned date, and adopted the remaining provisions of SFAS 142 on January 1, 2002. In assessing the recoverability of goodwill and other intangible assets we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded based on the difference between the fair value and the book value. Goodwill was tested for impairment at December 31, 2002 and 2003 and no impairment charges were recorded. In addition, we evaluated the useful lives of customer related intangibles and no charge was made regarding useful lives upon adoption of SFAS 142.

         We assess impairment of our long-lived assets and intangible assets with finite useful lives in accordance with the requirements of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” when events and circumstances indicate that such impairment may exist. No such impairment has been identified through December 31, 2003.

Provisions for litigation

         We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter, based on legal advisers’ advice. We record provisions for contingencies only when we believe that it is probable that we will incur a loss in connection with the matter in dispute. The required reserves for these contingencies may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. Such changes could result in a negative impact on future results and cash flows.

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

        Our most significant unconsolidated companies during 2003 were:

  a 33.3% equity interest in Credicard, one of the largest issuer of credit cards in Brazil;

  a 31.9% equity interest in Redecard S.A., one of the largest processor of debit card transactions in Brazil;

  a 50.0% equity interest in Investcred, a consumer finance company; and

  a 50.0% equity interest in Luizacred, a consumer finance company.

        In April 2002, we acquired the remaining 24.5% of the shareholder’s equity of Unicorp, representing 70% of the voting shares. As a result, we hold 100% of the voting shares in Unicorp and consolidate its results since then.

         For additional information concerning the contributions to our net income generated by unconsolidated companies, see “Results of Operations for Year Ended December 31, 2003 Compared to Year Ended December 31, 2002 - Non-Interest Income” and “Results of Operations for Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 - Non-Interest Income” and Notes 2(j) and 11 to our consolidated financial statements.

5.A. OPERATING RESULTS

         Unibanco Holdings, a corporation organized under the laws of Brazil , controls Unibanco - União de Bancos Brasileiros S.A. (“Unibanco”) through its ownership of Unibanco’s shares. As of April 30, 2004 , Unibanco Holdings holds 96.6% of Unibanco’s outstanding common shares and 14.5% of Unibanco’s outstanding preferred shares , owning 59.6% of Unibanco’s total outstanding equity. Unibanco Holdings engages in no activities other than holding shares in Unibanco. As a result, the financial statements of Unibanco Holdings are similar to Unibanco in all material respects, except for the minority interest line of the balance sheet and income statement and the financing activities section of the cash flow statement. References herein to Unibanco’s consolidated financial statements also refer to the financial statements of Unibanco Holdings.

Results of Operations for Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Impact of the appreciation of the real in 2003

        In general, fluctuations in foreign currency exchange rates affect our results of operations. In 2003, the real appreciated by approximately 18.2% against the U.S. dollar. As a result, we experienced:

  a decrease in interest income on U.S. dollar-denominated or indexed loans and securities, when expressed in reais ;

  a decrease in interest expense on U.S. dollar-denominated or indexed borrowings, when expressed in reais ;

  an increase in non-interest income relating to gains on economic hedges with derivatives of our investments abroad;

  an increase in non-interest expense attributable to the reduction in the value, expressed in reais , of our investments abroad;

  an increase in net interest income relating to gains on economic hedges with long term debt and short term borrowings of our investments abroad.

         In our discussion of our operating results for 2003 compared to 2002, when we refer to changes from year-to-year being due to the “appreciation of the real”, we are referring primarily to these effects of the appreciation of the real described above, as applicable. In addition, when we refer to the “appreciation of the real” by 18.2% against the U.S. dollar, it is based on the exchange rate as of December 31, 2003 (R$2.8892 per US$1.00) compared to the exchange rate as of December 31, 2002 (R$3.5333 per US$1.00).

         In addition, we refer in our discussion below to “average interest earned” and “average interest paid” on our interest-earning assets and interest-bearing liabilities, respectively. Average interest earned is the yield, taking into account the stated interest rate and the appreciation of the real, on interest earned on assets denominated in or indexed to foreign currency, when such interest is expressed in reais . Average interest paid is the yield, taking into account the stated interest rate and the appreciation of the real, on interest paid on liabilities denominated in or indexed to foreign currency, when such interest is expressed in reais.

        The following table shows the principal components of our consolidated net income for 2002 and 2003:

	For the Year Ended December 31,
	2002	2003	% Change
	(in millions of R$)
Net interest income	R$5,302	R$5,024	(5.2)%
Provision for loan losses	(1,291)	(881)	(31.8)
Non-interest income	3,216	5,503	71.1
Non-interest expense	(6,585)	(8,265)	25.5
Income before taxes and minority interest	642	1,381	115.1
Income tax	276	(354)
Income before minority interest	918	1,027	11.9
Minority interest	(115)	(154)	33.9
Net income	R$ 803	R$ 873	8.7%

         A highlight of 2003 is the 115.1% growth in income before taxes and minority interest in 2003 compared to 2002. This increase is mainly due to better performance in trading income attributable to more favorable market conditions, reduction of provision for loan losses due to the improvement in the credit quality of our borrowers and growth of fee and commission income, consisting principally of banking tariffs and advisory fees.

         The net income increase of 8.7% is a result of the growth in income before taxes and minority interest, as mentioned above, offset by a R$630 million increase in income tax expense in 2003. The increase in income tax expense resulted principally from the effect of the appreciation of the real on our economic hedging of our investments abroad. During 2003, we fully hedged our investments abroad, incurring a loss of R$631 million as a result of the appreciation of the real on our investments abroad that was offset by gains of R$636 million on our economic hedges. Since under Brazilian tax law, gains or losses on economic hedges are taxable, whereas foreign exchange losses on our investments abroad are not deductible and gains are not taxable, we incurred higher income tax expense of R$216 million. By contrast, in 2002, when the real depreciated by 52.3%, we partially hedged our investments abroad and experienced foreign exchange gains of R$1,187 million on our investments abroad and losses of R$794 million on the economic hedge, which contributed to an income tax benefit of R$270 million.

        Each of our four business segments posted pre-tax growth in 2003 compared to 2002 as follows:

        Retail Banking income before taxes and minority interest increased 40.0% in 2003 compared to 2002. The net interest income increased primarily due to the growth of 10.3% in the loan portfolio. This growth was particularly due to our small companies and consumer finance segments maintaining net interest spreads. The fee and commission income increased 21.3%. This resulted mainly from an increase in banking tariffs, due to our increased client base, which grew from approximately 5.6 million at December 31, 2002 to approximately 6.0 million clients at December 31, 2003. The provision for loan losses in this segment decreased 18.5%, demonstrating the improvement in the credit quality of our borrowers, especially those in the consumer finance segment. Fininvest posted a significant decrease in the provision for loan losses as a result of a stricter credit policy. Our personnel and administrative expenses in this segment increased 12.8%, principally, as a result of growth in our sales force headcount, which grew by approximately 1,000 employees, in accordance with our organic growth plans. In addition, these expenses grew due to an increase in our provisions for labor claims, for collective bargaining agreements with bank employees, for annual adjustments of occupancy expenses and for marketing campaigns to promote our products.

        Wholesale Banking income before taxes and minority interest increased, from a negative to a positive result, in 2003 compared to 2002, due to unfavorable market conditions that occurred in 2002. This increase is mainly attributable to growth in trading income, as a consequence of the favorable market conditions in 2003. Fees and commissions increased 12.7%, principally in the capital markets, investment banking and mergers and acquisitions sectors. The provision for loan losses decreased 80.7% demonstrating the improvement in the risk rating profile of our loan portfolio and the positive impact of real appreciation. Personnel and administrative expenses in this segment increased 16.2% for essentially the same reasons described in the Retail Banking paragraph above, other than the reserve for labor claims and sales force.

         Insurance and Pension Plans income before taxes and minority interest increased 30.7% in 2003 compared to 2002. The net interest income increased 31.3% mainly due to financial results, as a consequence of higher interest rates. The insurance premiums amounted to R$1,468 million in 2003 compared to R$1,291 million in 2002, representing a 13.7% growth. We closed the year with a 7.1% market share for total premiums as per the official data of SUSEP (National Insurance regulatory agency) compared to a 6.3% market share in 2002. The insurance and private retirement plan expenses grew 31.1% due to an increase in insurance claims and changes in the provisions of pension investment contracts. Despite an increase of 9.4% in insurance claims in 2003 compared to 2002, the ratio (insurance claims over insurance premiums) fell from 58.0% in 2002 to 55.8% in 2003 due to the increase in insurance premiums in 2003.

         Wealth Management income before taxes and minority interest increased 4.1% in 2003 compared to 2002. In 2002, the volume of assets under management was negatively affected by the new rules for marking assets to market and by the challenging economic environment created by the presidential elections. During 2003, we showed a significant volume growth of assets under management from R$18,384 million to R$23,168 million, although fee income and average volume remained at approximately the same levels in 2003 compared to 2002.

        Net Interest Income

        The following table shows the principal components of our net interest income for 2002 and 2003:

	For the Year Ended December 31,
	2002	2003	% Change
	(in millions of R$)

Interest income (1)	R$15,045	R$9,355	(37.8)%
Interest expense (2)	(9,743)	(4,331)	(55.5)

Net interest income	R$5,302	R$5,024	(5.2)%

(1)	Interest income includes the interest from loans, federal funds sold and securities purchased under agreements to resell securities, deposits in other banks and compulsory deposits.
(2)	Interest expense includes interest from customers and bank deposits, federal funds purchased and securities sold under agreements to repurchase short term borrowings and long term debt.

       Interest income declined by R$5,690 million, or 37.8%, interest expense declined by R$5,412 million, or 55.5%, and net interest income declined by R$278 million, or 5.2% in 2003 compared to 2002. These changes are principally attributable to a decrease on average interest rates on U.S. dollar-denominated or indexed interest-earning assets and interest-bearing liabilities due to the appreciation of the real.

        Interest Income

         Interest income for 2003 decreased R$5,690 million or 37.8%, principally due to a decrease in average interest rates earned on assets denominated in or indexed to foreign currencies as a result of the appreciation of the real . This decrease was offset slightly by the additional interest earned as a result of the increase of 8.8% in our average interest-earning assets.

         The following table shows the principal components of our average interest-earning assets and the average interest rate earned in 2002 and 2003:

	For the Year Ended December 31,
	2002	2003	% Change
	(in millions of R$)
Average interest-earning assets
Interest-bearing deposits in other banks	R$2,280	R$2,678	17.5%
Federal funds sold and securities purchased under resale agreements	3,771	7,953	110.9
Central Bank compulsory deposits	871	3,063	251.7
Trading assets	8,001	5,690	(28.9)
Securities available for sale	5,535	4,900	(11.5)
Securities held to maturity	5,079	5,532	8.9
Loans	23,708	23,749	0.2
Other interest-earning assets	62	65	4.8
Total	R$49,307	R$53,630	8.8%
Average interest rate earned:	30.5%	17.4%

         The following table shows how much of the R$5,690 million decrease in our interest income was attributable to changes in the average volume of interest-earning assets and how much was attributable to changes in the average interest earned, including the effects of the appreciation of the real, in each case for 2003 as compared to 2002:

2003/2002 Increase/Decrease
(in millions of R$)
Due to changes in average volume of interest-earning assets	R$1,006
Due to changes in average interest rates	(6,696)
Net change	R$(5,690)

         The interest income decrease of R$5,690 million in 2003 was principally a result of:

  a decrease of R$2,376 million in interest and fees on loans;

  a decrease of R$4,544 million in interest on securities;

  an increase of R$339 million in interest on Central Bank compulsory deposits; and

  an increase of R$902 million in interest income on federal funds sold and securities purchased under resale agreements.

        Interest and Fees on Loans . The interest income from loan operations decreased 27.9% from R$8,514 million in 2002 to R$6,138 million in 2003. This decrease was primarily due to the appreciation of the real . At December 31, 2003, 22.9% of our loan portfolio was denominated in or indexed to foreign currencies, primarily the U.S. dollar, compared with 27.7% at December 31, 2002. The effect of the appreciation of the real was partly offset by the increase in revenues attributable to the period of high interest rates in the first nine months of 2003 and the increase of 3.1% in our loan portfolio as a result of organic growth. The increase of our loan portfolio occurred mainly in the Retail Banking segment.

         Interest on Securities. The interest income on securities (including trading, available for sale and held to maturity securities) declined from R$5,519 million in 2002 to R$975 million in 2003. The 82.3% decrease was primarily due to the appreciation of the real . At December 31, 2003 , 43.7% of our securities portfolio was denominated in or indexed to foreign currencies, primarily the U.S. dollar, compared to 60.6% at December 31, 2002.

        Interest on Central Bank Compulsory Deposits. The interest income from our compulsory deposits with the Central Bank, which earn interest increased from R$173 million for the comparable period in 2002 to R$512 million in 2003. This R$339 million increase was mainly due to the increase in the compulsory deposit requirements imposed since the second half of 2002, the increase in the average volume of deposits, as well as the period of higher interest rates in the first nine months of 2003.

         Interest on Federal Funds Sold and Securities Purchased under Resale Agreements. The interest income from federal funds sold and securities purchased under resale agreements increased from R$652 million in 2002 to R$1,554 million in 2003. This increase was a result of a 110.9% higher average volume of federal funds sold and securities purchased under resale agreements in 2003 compared to 2002. In addition, the average interest rate, as measured by the SELIC rate, was higher in 2003 than in 2002 and the yield in most of these transactions is correlated to the SELIC rate.

        Interest Expense

        Interest expense for 2003 decreased R$5,412 million or 55.5%, principally due to a decrease in average interest rates paid on liabilities denominated in or indexed to foreign currencies as a result of the appreciation of the real. This decrease was offset slightly by the additional interest paid as a result of the increase of 5.5% in our average interest-bearing liabilities.

        The following table shows the principal components of our average interest-bearing liabilities and the average interest rate paid on those liabilities in 2002 and 2003:

	For the Year Ended December 31,		% Change
	2002	2003
	(in millions of R$)
Average interest-bearing liabilities
Time deposits	R$13,799	R$16,752	21.4%
Savings deposits	5,284	5,735	8.5
Deposits from banks	296	150	(49.3)
Federal funds purchased and securities sold under repurchase agreements	8,251	6,426	(22.1)
Short-term borrowings	6,133	4,553	(25.8)
Long-term debt	9,551	12,067	26.3
Total	R$43,314	R$45,683	5.5%
Average interest rate paid:	22.5%	9.5%

        The following table shows how much of the R$5,412 million decrease in our interest expense in 2003 was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest paid, including the appreciation of the real, in each case for 2003 as compared to 2002:

2003/2002 Increase/Decrease
(in millions of R$)
Due to changes in average volume of interest-bearing liabilities	R$796
Due to changes in average interest rates	(6,208)
Net change	R$(5,412)

        The interest expense decrease of R$5,412 million in 2003 was principally a result of:

  a decrease of R$3,859 in interest on long-term debt;

  a decrease of R$2,508 million in interest on short-term borrowings; and

  an increase of R$974 million and R$112 million, respectively, in interest on time deposits and savings deposits,

         Interest on long-term debt. The interest expense from our long-term debt declined from R$3,557 million in 2002 to R$(302) million in 2003, mainly due to the appreciation of the real. As a result of the appreciation of the real the average interest paid in 2003 on our international long-term debt was a negative 17.9%, compared to a positive 64.2% in 2002. The gains on economic hedges of our investments abroad of R$397 million in 2003 also contributed to the interest expense decline. This effect was partially offset by the increase in average balances of our long-term debt from R$9,551 million in 2002 to R$12,067 million in 2003.

         Interest on short-term borrowings. The interest expense on our short-term borrowings declined from R$2,064 million in 2002 to R$(444) million in 2003, mainly due to the appreciation of the real . As a result of the appreciation of the real, the average interest paid in 2003 on our international short-term borrowings was a negative 10.0% in 2003, compared to positive 33.6% in 2002. The decrease of our average balance of short-term borrowings, from R$6,133 million in 2002 to R$4,553 million in 2003, as well as the gains on economic hedges of our investments abroad of R$101 million in 2003 also contributed to the interest expense decline.

         Interest on time and savings deposits. The interest expense on time and savings deposits increased R$1,086 million in 2003 due to the increase in the average balance and average interest paid. The average balances of time and savings deposits increased from R$13,799 million and R$5,284 million in 2002 to R$16,752 million and R$5,735 million, in 2003, respectively. The average interest paid on time deposits increased from 17.5% per annum in 2002 to 20.2% per annum in 2003 and average interest paid on savings deposits increased from 7.6% per annum in 2002 to 9.0% per annum in 2003 due to the increase in the average interest rates, as measured by the SELIC rate, in 2003.

        Provision for Loan Losses

         The provision for loan losses in 2003 decreased from R$1,291 million in 2002 to R$881 million in 2003, posting a 31.8% change on the year-ended comparison. In addition, the provision to average loans ratio improved from 5.2% in 2002 to 3.5% in 2003. These results indicate the credit quality of our loan portfolio. However, these results were also influenced by fluctuations in volumes and in currency exchange rates related to our foreign currency denominated or indexed portfolio. In 2002, the Brazilian economy deteriorated, primarily due to political uncertainty relating to presidential elections. As a consequence, the interest rates increased and the real devaluated, affecting negatively our Retail and Wholesale Banking clients’ risk of default and increasing our balances and provisions denominated or indexed to foreign currencies, principally affecting our Wholesale Banking portfolio. In 2003, the Brazilian economy stabilized, the interest rate decreased and the real appreciated, providing a better environment for credit risk management.

        The following table shows the changes on our balance of allowance for loan losses on a consolidated basis for 2002 and 2003:

	For the Year Ended December 31,		% Change
	2002	2003
	(in millions of R$)
Balance beginning of year	R$1,276	R$1,389	8.9%
Provision for loan losses	1,291	881	(31.8)
Loan charge-offs	(1,529)	(1,330)	(13.0)
Loan recoveries	351	377	7.4
Net charge-offs	(1,178)	(953)	(19.1)
Balance, end of year	R$1,389	R$1,317	(5.2)%
Provision to average loans ratio (including non-performing loans)	5.2%	3.5%
Total average loans	R$24,792	R$24,881	0.4%

         The following table shows the changes on our balance of allowance for loan losses broken down by “Unibanco and others” (including Retail and Wholesale Banking), Fininvest and Unicard businesses for 2002:

	For the Year Ended December 31, 2002
	Unibanco and others	Fininvest	Unicard	Consolidated
	(in millions of R$)
Balance beginning of year	R$1,012	R$195	R$69	R$1,276
Provision for loan losses	719	416	156	1,291
Loan charge-offs	(712)	(592)	(225)	(1,529)
Loan recoveries	196	77	78	351
Net charge-offs	(516)	(515)	(147)	(1,178)
Balance, end of year	R$1,215	R$96	R$78	R$1,389
Provision to average loans ratio (including non-performing loans)	3.2%	31.6%	18.0%	5.2%

         The following table shows the changes on our balance of allowance for loan losses broken down by “Unibanco and others” (including Retail and Wholesale Banking), Fininvest and Unicard businesses for 2003:

	For the Year Ended December 31, 2003
	Unibanco and others	Fininvest	Unicard	Consolidated
	(in millions of R$)
Balance beginning of year	R$1,215	R$96	R$78	R$1,389
Provision for loan losses	448	285	148	881
Loan charge-offs	(813)	(326)	(191)	(1,330)
Loan recoveries	235	56	86	377
Net charge-offs	(578)	(270)	(105)	(953)
Balance, end of year	R$1,085	R$111	R$121	R$1,317
Provision to average loans ratio (including nonperforming loans)	2.0%	25.4%	15.4%	3.5%

        The provision for loan losses decreased from 2002 to 2003 as follows:

  “Unibanco and others” decreased R$271 million or 37.7%, mainly due to the improved credit quality and the appreciation of the real . In 2003, 25.0% of its portfolio, principally in the Wholesale Banking segment, was denominated or indexed to foreign currencies;

  “Fininvest” decreased R$131 million or 31.5%, principally as a result of a more restrictive credit granting policy; and

  “Unicard” decreased R$8 million or 5.1%, primarily attributable to an improvement of collection procedures and a more restrictive credit approval criteria.

        The provision to average loans ratio improved from 2002 to 2003 primarily due to a better risk profile as follows:

  “Unibanco and other” improved from 3.2% in 2002 to 2.0% in 2003;

  “Fininvest” improved from 31.6% in 2002 to 25.4% in 2003; and

  “Unicard” improved from 18.0% in 2002 to 15.4% in 2003.

        On a consolidated basis, the loan charge-offs decreased 13.0% in 2003, mainly due to Brazil ’s improved economic conditions compared to 2002.

        Therefore, our allowance for loan losses decreased from R$1,389 million in 2002 to R$1,317 million in 2003, primarily as a result of the improvement in our credit risk profile and the real appreciation.

        The following table shows our total loans and allowances for loan losses by category in 2002 and 2003:

	As of December 31, 2002				As of December 31, 2003
Commercial:	Total loans	Total allowance	Total net	Allowance/ loans	Total loans	Total allowance	Total net	Allowance/ loans	% Change loans
Industrial and other	R$12,782	R$700	R$12,082	5.5%	R$13,506	R$638	R$12,868	4.7%	5.7%
Import and export financing	3,955	36	3,919	0.9	3,277	20	3,257	0.6	(17.1)
Real estate loans	714	55	659	7.7	914	32	882	3.5	28.0
Direct lease	539	32	507	5.9	483	16	467	3.3	(10.4)
Individuals:
Overdraft	948	58	890	6.1	864	61	803	7.1	(8.9)
Financing	3,805	298	3,507	7.8	4.036	297	3,739	7.4	6.1
Credit card	1,713	146	1,567	8.5	2,146	202	1,944	9.4	25.3
Agricultural	798	64	734	8.0	813	51	762	6.3	1.9
Total	R$25,254	R$1,389	R$23,865	5.5%	R$26,039	R$1,317	R$24,722	5.1%	3.1%

        Our loan portfolio increased 3.1% while our allowance for loan losses decreased 5.2% in 2003 compared to 2002 as follows:

  Industrial and others: despite the loan portfolio increase of 5.7%, the allowance to loans ratio decreased to 4.7% in 2003 compared to 5.5% in 2002;

  Import and export-financing: the loan portfolio and allowance for loan losses decreased 17.1% and 44.4% respectively in 2003 compared to 2002, primarily due to the appreciation of the real , as import and export financing portfolio is denominated or indexed to foreign currencies, and to better risk profile;

  Real estate loans: the loan portfolio increased 28.0% in 2003 compared to 2002, as a result of a more active participation in real estate loans. Loans increased R$200 million as a result of us entering into more than 4,000 new loan transactions;
  Direct lease (including the leasing of cars, trucks, machinery, computers and equipment to the service, industrial and commercial sectors): the loan portfolio decreased from R$539 million in 2002 to R$483 million in 2003, reflecting the general state of the leasing market. The allowance for loan losses posted a decrease of 50% due to a higher foreign currencies denominated or indexed portfolio in 2002 when compared to 2003, that was affected by the real depreciation; and
  Individuals: the portfolio of financing to individuals increased 6.1% in 2003 (compared to 2002), due to our organic growth. The financing focused mainly on auto financing and consumer finance. At the same time, our allowance for loan losses decreased 0.3%, showing a decrease in allowance to loans ratio from 7.8% in 2002 to 7.4% in 2003. The portfolio of credit card loans increased 25.3% in 2003 compared to 2002 followed by an increase in the allowance to loans ratio from 8.5% in 2002 to 9.4% in 2003, due to a change in the charge offs criteria from a period between 180 and 210 days to 360 days after the due date. This was required in order to be consistent with the conglomerate criteria.

        The following table shows the current classification of the consolidated loan portfolio by risk category and by business segments for 2002 and 2003:

	As of December 31, 2002
	Loans					Allowance for loans losses
	Whole-		Wealth			Whole-		Wealth
Risk level	sale	Retail	Management	Insurance	Total	sale	Retail	Management	Insurance	Total

AA	R$6,245	R$2,551	R$224	R$337	R$9,357	R$-	R$-	R$-	R$-	R$-
A	2,314	4,187	32	-	6,533	12	22	-	-	34
B	2,064	524	12	-	2,600	21	5	-	-	26
C	4,004	498	11	-	4,513	162	22	-	-	184
D	396	376	2	-	774	52	55	-	-	107
E	214	207	2	-	423	94	67	-	-	161
F	37	162	5	-	204	19	85	3	-	107
G	159	149	8	-	316	123	107	6	-	236
H	141	378	12	3	534	141	378	12	3	534
Total	R$15,574	R$9,032	R$308	R$340	R$25,254	R$624	R$741	R$21	R$3	R$1,389

	As of December 31, 2003
	Loans					Allowance for loans losses
Risk	Whole-		Wealth			Whole-		Wealth
level	sale	Retail	Management	Insurance	Total	sale	Retail	Management	Insurance	Total

AA	R$7,884	R$2,391	R$214	R$357	R$10,846	R$10	R$-	R$-	R$-	R$10
A	3,122	4,996	14	-	8,132	17	25	-	-	42
B	1,812	812	8	-	2,632	25	8	-	-	33
C	1,674	516	2	-	2,192	71	17	-	-	88
D	406	335	2	-	743	128	50	-	-	178
E	309	218	1	-	528	93	69	-	-	162
F	36	181	1	-	218	24	93	-	-	117
G	22	146	7	-	175	5	104	5	-	114
H	178	368	26	1	573	178	368	26	1	573
Total	R$15,443	R$9,963	R$275	R$358	R$26,039	R$551	R$734	R$31	R$1	R$1,317

        At December 31, 2002 and 2003, respectively, approximately 62.9% and 72.9% of the loans in our loan portfolio were classified in the categories AA to A, principally due to our Wholesale Banking portfolio.

        Our Retail Banking portfolio grew 10.3% in 2003 compared to 2002, mainly due to growth in the branch network, and in the auto financing and consumer finance segments. As for the risk profile in 2003, the percentage of loans classified in the categories AA to A of the portfolio remained relatively stable compared to 2002.

         Our Wholesale Banking portfolio presented a clear improvement on its risk ratings profile, with an increase in the percentage of loans classified in the categories AA to A, from 55.0% in 2002 to 71.3% in 2003 due to the improvements that occurred in the Brazilian economy, including the reduction in SELIC interest rate, appreciation of the real and better than expected macroeconomic policy by the new government’s administration, which resulted in an improved risk perception by market agents.

        Non-Interest Income

        The following table shows the principal components of our non-interest income for 2002 and 2003:

	For the Year Ended December 31,
	2002	2003	% Change
	(in millions of R$)
Fee and commission income	R$1,854	R$2,152	16.1%
Trading income (expenses)	(1,972)	689	-
Net gain on securities	49	193	293.9
Net gain on foreign currency transactions	96	93	(3.1)
Equity in results of unconsolidated companies	184	199	8.2
Insurance, private retirement plan and pension investment contracts	1,291	1,468	13.7
Other non-interest income	1,714	709	(58.6)
Total	R$3,216	R$5,503	71.1%

         Fee and Commission Income. The fees and commission income increased 16.1% in 2003 compared to 2002. In 2003, 62.6% of this source of income originated from banking tariffs and other fees and commissions, which increased 26.0% in 2003 compared to 2002. The other 37.4% of this source of income, which includes credit card, asset management and collection fees, increased 2.5%, mainly from fees on credit cards.

         The increase of 26.0% in banking tariffs and other fees and commissions was largely due to the increase in our Retail Banking client base as a result of the "ContAtiva" and "ContAtiva2" organic growth initiatives. The initial goal of the “ContAtiva” program was to add 1.8 million new accounts by the end of 2003. Upon achieving this target in February 2003, well ahead of schedule, we launched a second organic growth program called “ContAtiva2” in March 2003, aimed to attract new accounts through 2008. In addition to this, our Wholesale Banking segment increased their fees from capital markets, investment banking and mergers and acquisitions transactions by approximately 55.7%. For additional information on organic growth see “Item 4. Information on the Company - Business Overview - Our Business Strategy - Retail Banking Strategy - Achieve Scale Through Organic Growth and Strategic Transactions.”

         Trading Income (expenses) . The trading income (expenses) increased from an expense of R$1,972 million in 2002 to an income of R$689 million in 2003, since in 2003 we were not affected by the unfavorable market conditions that existed in 2002. In 2003, mainly due to the real appreciation, we recognized a gain of R$205 million from realized gains (losses) on securities, R$346 million from realized and unrealized gains (losses) on derivatives and securities which are primarily used to hedge our treasury and commercial portfolios, and R$138 million related to our economic hedges of investments abroad. Conversely, in 2002, mainly due to the depreciation of the real , we experienced a loss of R$108 million from realized gains (losses) on securities, R$166 million from unrealized gains (losses) on securities and derivatives, R$904 million from realized gains (losses) on derivatives and R$794 million related to our economic hedges of investments abroad.

        Net Gain on Securities . The net gain on securities increased from R$49 million in 2002 to R$193 million in 2003, mainly due to realized results on the sale of securities available for sale.

        Equity in Results of Unconsolidated Companies . The equity in results of unconsolidated companies increased from R$184 million in 2002 to R$199 million in 2003, mainly due to:

  Pontocred (the new name of Investcred): increase of R$6 million, as a result of the 21.7% increase in our loan portfolio, from R$589 million in 2002 to R$717 million in 2003, and an improvement of the product mix;
  Rodobens (car financing): increase of R$6 million, primarily due to growth in sales;
  AIG Brasil (insurance company): increase of R$4 million, due to the improvement in income as a result of AIG’s reinsurance operations expertise and the increase of sales in commercial lines; and
  Credicard Group (formed by Credicard, Redecard and Orbitall): decrease of R$4 million, despite the transfer of an important affiliated member that started to manage its own portfolio in the second half of 2002.

         Insurance, Private Retirement Plans and Pension Investment Contracts. In 2003, the insurance premiums, private retirement plan premiums and pension investment contracts increased 13.7% compared to 2002. The insurance premiums increased primarily as a result of our leadership in the corporate segment. This advantage is mainly due to AIG’s insurance and reinsurance expertise in dealing with sophisticated corporate insurance coverage. In addition, market conditions are such that customers have demanded greater protection against credit card theft and fraud, thus further contributing to increase our retained premiums.

         The private retirement plan premiums increased mainly due to our acquisition of the Brazilian pension business of Cigna Seguradora (a subsidiary of Cigna Corporation) in April 2003, an increase in corporate pension plans and strong sales of our PGBL and VGBL plans. For additional information on PGBL and VGBL see “Item 4. Information on the Company - Business Overview - Our Business Strategy - Insurance and Related Activities - Pension and Retirement Plans.”

         Other Non-interest Income. Other non-interest income decreased from R$1,714 million in 2002 to R$709 million in 2003 because of the positive results in 2002 due to the depreciation of the real on our investments abroad denominated in U.S. dollar. This gain in 2002, of R$1,187 million, was partially offset by a loss on the economic hedges of our investments abroad of R$794 million, and was recorded in our trading income. In 2003 as we faced an appreciation of the real, the impact was recorded in as other non-interest expense.

        Non-Interest Expense

        The following table shows the principal components of our non-interest expense for 2002 and 2003:

	For the Year Ended December 31,
	2002	2003	% Change
	(in millions of R$)
Salaries and benefits	R$1,783	R$2,224	24.7%
Administrative expenses	2,202	2,310	4.9
Amortization of goodwill and other intangibles	90	91	1.1
Insurance, private retirement plan and pension investment Contracts	1,306	1,666	27.6
Other non-interest expense	1,204	1,974	64.0
Total	R$6,585	R$8,265	25.5%

        Salaries and benefits

        Salaries and benefits increased 24.7% in 2003 compared to 2002 principally due to:

  the increases in salaries pursuant to collective bargaining agreements with bank employees of 7% in September 2002 and 12.6% in September 2003;

  the growth in our sales force, mostly in our branches, as a result of the organic growth plans; and
  the addition of R$249 million to our provisions for labor claims in 2003 compared to 2002.

        We had 27,625 employees at December 31, 2003 compared to 26,739 employees at December 31, 2002.

        Other Administrative Expenses

        Other administrative expenses increased 4.9% in 2003 compared to 2002, primarily due to:

  higher personnel, third-party services, data processing, telecommunications and publicity expenses due to an increase in our client base as a result of the organic growth;
  higher rental costs due to annual price adjustments in the leases for branches and other properties;

  annual adjustments in energy tariffs, rental, software maintenance and telecommunications contracts;

  higher expenses associated with marketing campaigns to promote the banking products, particularly in the Retail Banking and Insurance and Pension Plans segments; and

  increased costs relating to higher processing volumes in our credit card subsidiaries related to our Retail Banking segment, such as Unicard, as well as, higher data processing rates.

         This 4.9% increase in other administrative expenses compares favorably to the 9.3% inflation rate as measured by the IPCA (the Consumer Price Index published by IBGE) in 2003, which we believe demonstrates the efficiency of our cost control program. For additional information see “Item 4. Information on the Company - Business Overview - Our Business Strategy - Guiding Principles - Continuous Efficiency Maximization.”

         Insurance, private retirement plan and pension investment contracts. The Insurance, private retirement plan and pension investment contracts expenses increased 27.6% from R$1,306 million in 2002 to R$1,666 million in 2003, primarily due to the growth of the related PGBL and VGBL sales. For additional information on PGBL and VGBL plans see “Item 4. Information on the Company - Business Overview - Our Business Strategy – Insurance and Related Activities – Pension and Retirement Plans.

         Other non-interest expense. Our other non-interest expenses are mainly compo s ed of the negative exchange variation on investments abroad, contingent provisions and other taxes related to services, revenues and others. The increase of 64.0% or R$770 million in other non-interest expenses in 2003 compared to 2002 was primarily due to the R$631 million loss on our investments abroad denominated in U.S. dollar as a result of the appreciation of the real. This loss was offset by the economic hedges of our investment abroad that resulted in a gain of R$636 million, R$498 million of which were recorded in the interest expense with the remaining R$138 million recorded in the trading income (expense). Other taxes were impacted not only by the increase of our services and revenues but also by the increase of the COFINS rate from 3% to 4% of gross revenues in the last quarter of 2003. In addition, in 2003 we increased our civil litigation provision.

        Income Tax

         In 2003, a negative result on income tax and social contribution of R$354 million compared to a positive result on income tax and social contributions of R$276 million in 2002, was due mainly to the different tax treatment between our gains (losses) from exchange variations on our investments abroad and on the economic hedges of our investments abroad. The exchange variation gains on investments abroad are not taxable and the exchange variation losses on investments abroad are non tax-deductible for income tax purposes. During 2003, we had foreign exchange losses of R$631 million on our investments abroad and a gain of R$636 million on the respective economic hedges, in each case due to the appreciation of the real . This created a negative tax effect of R$216 million, since under Brazilian tax laws, gains on economic hedges are taxed, whereas foreign exchange losses on our investments abroad are not tax-deductible. By contrast, in 2002, when the real depreciated, we experienced foreign exchange gains of R$1,187 million on our investments abroad and a loss of R$794 million on the respective economic hedges. This had a beneficial effect on income tax and social contribution expenses in 2002, since foreign exchange gains are not taxable whereas losses on economic hedges are tax-deductible. As a result of these differences in 2003 compared to 2002, we had a R$486 million increase in tax expenses related to these economic hedge transactions. This increase was partially offset by a tax deduction of R$158 million in interest paid to stockholders’ equity compared to R$22 million in 2002. The payment of tax-deductible interest on equity was chosen as an option for profit distribution in 2003 instead of dividends as in 2002. For additional information regarding income tax expense, see Note 18 – Income Taxes to our consolidated financial statements.

Results of Operations for Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

         The following table shows the principal components of our consolidated net income for 2001 and 2002 .

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

         In a highly volatile environment, net income in 2002 decreased R$22 million or 2.7% compared to 2001. The foreign exchange and liquidity crisis reflected negatively on our results, primarily in our trading operation.

         Our non-interest income-trading income (expenses) which includes the net loss on futures contracts, including the economic hedge of investments abroad, which do not qualify for hedge accounting under SFAS 133 “Accounting for Derivative Instruments an Hedging Activities” and the net realized and unrealized loss on trading securities and on swaps operations, was R$1,972 million, as compared to a R$120 million gain in 2001. This net loss on future contracts and net realized and unrealized on trading securities and swaps operations contributed to a decrease of 14.5% in our non-interest income. The provision for loan losses was also affected by economic conditions and increased to R$1,291 million in 2002 from R$1,100 million in 2001. These decreases in our income were offset by an increase of 27.1% or R$1,129 million in net interest income, R$905 million increase in foreign exchange gains on investments abroad due to the 52.3% devaluation of the real and R$314 million decrease in income tax.

        Net Interest Income

         The following table shows the principal components of our net interest income, before provision for loan losses, for 2001 and 2002.

	For the Year Ended December 31,		% Change
	2001	2002
	(in millions of R$)

Interest income	R$9,713	R$15,045	54.9%
Interest expense	(5,540)	(9,743)	75.9
Net interest income	R$4,173	R$5,302	27.1%

        Net interest income increased by R$1,129 million, or 27.1%, in 2002 compared to 2001 as a result of a R$5,332 million or 54.9% increase in interest income, primarily due to devaluation of the real in 2002 , resulting in higher interest income on our dollar-indexed interest earnings assets and the increase in Brazilian interest rates in 2002, resulting in higher interest income from our domestic loans and securities. At the same time interest expense increased R$4,203 million, or 75.9%, as a result of the same occurrences.

         The difference between the rates of increase in interest income, 54.9% and interest expenses, 75.9%, was largely due to accounting treatments for foreign exchange gains on our investments abroad, which are not recorded in interest income but rather were recorded as other non-interest income and the net expenses on certain derivatives liabilities transactions in futures contracts which are reset daily, reflecting the changes in interest rate and in exchange currency together with the change in fair value, which are recorded in non-interest income as trading income (expenses).

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

         Interest Income . Interest income for 2002 increased by R$5,332 million, or 54.9%, primarily attributable to the increase in revenues in reais terms of our foreign currency indexed loans due to devaluation of 52.3% of the real in 2002, as compared with 18.7% in 2001 and to a lesser extent, as a result of the increase in interest rates in Brazil in 2002 which resulted in higher interest income on our domestic loan and securities. The two factors combined increased our average interest rates paid on our interest earning asset to 30.5% per annum in 2002 from 23.4% per annum in 2001.

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

  R$1,154 million and R$3,057 million increase in interest income on securities available for sale and securities held to maturity to R$1,500 million and R$3,113 million, respectively, in 2002 from R$346 million and R$56 million in 2001, respectively;

  R$146 million increase in interest income on federal funds purchased under agreements to resell; and

  Offset by a decrease of R$955 million in interest income on trading assets.

         The increase in interest income on loans was due to the rise in average interest rates to 35.9% per annum, in 2002 from 30.7% per annum in 2001, as a result of the devaluation of the real in 2002, since approximately 27.7% of our loan portfolio is denominated in or indexed into U.S. dollar; and the increase in interest rates in Brazil during 2002 which resulted in higher interest income on our domestic loans and also due to a 8.8% increase in average loans mainly as a result of the devaluation of the real which increased average loans in reais term.

         The increase in interest income on securities available for sale and securities held to maturity was primarily due to our decision to increase our portfolios of securities available for sale and securities held to maturity, including the reclassification of certain federal government securities recorded as trading assets in 2001 which including, but not limited to the existence of funding in currency, maturities and positive spread as parameters to define our financial ability. As a consequence average balances of securities available for sale and securities held to maturity increased to R$5,535 million and R$5,079 million, respectively, in 2002 from R$2,153 million and R$742 million, in 2001. The devaluation of the real also increased both average balances in reais terms, as 37.4% and 99.7% of our portfolios of securities available for sale and securities held to maturity are indexed in or denominated into U.S. dollar as of December 31, 2002. The increase in interest income on securities available for sale and held to maturity was also due to the increase in average rates to 27.1% per annum and 61.3% per annum, respectively, in 2002 from 16.1% per annum and 7.5% per annum in 2001; as a result of the devaluation of the real and the increase in interest rates in Brazil in 2002.

         The decrease of R$955 million in interest income on trading assets was due to R$731 million of expense as a result of our swaps and forwards operations in 2002 as compared to R$55 million of income in 2001, attributable to the devaluation of the real in 2002, since a large part of swaps operations are indexed into U.S. dollar. The decrease was also a consequence of our decision to reclassify certain federal government’s securities to securities available for sale and securities held to maturity, as above. As a consequence the average interest rate of trading assets decreased to 11.3% in 2002 from 17.9% in 2001.

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

         Interest Expense . Interest expense for 2002 increased 75.9% to R$9,743 million, primarily due to increase of 19.9% in our average interest-bearing liabilities and due to an increase in average rates paid on our interest-bearing liabilities (to 22.5% per annum in 2002 from 15.3% per annum in 2001) mainly due to the devaluation of the real and the increase in interest rates in 2002, which increased our interest expense on our borrowings denominated in or indexed into U.S. dollar.

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

  R$1,080 million and R$66 million in interest on time deposits and savings deposits, respectively, to R$2,411 million and R$404 million respectively, in 2002 from R$1,331million and R$338 million respectively in 2001; and

  R$922 million in interest on short-term borrowings to R$2,064 million in 2002 from R$1,142 million in 2001.

         The R$2,015 million in interest expense on long-term debt was mainly due to a R$1,695 million increase in interest on international long-term debt. This increase was primarily due to the devaluation of the real in 2002, which increased our average rates paid on our dollar-denominated long-term debt, mainly our euronotes issued abroad, to 64.2% per annum in 2002 from 29.9% per annum in 2001. The issuance of US$200 million of our step-up subordinated callable notes in April 2002 and the issuance of US$400 million of notes issued under securitization arrangements contributed to the increase in average balances of our international long-term debt to R$4,099 million, in 2002 from R$3,136 million in 2001. The increase in our average balance of dollar denominated long-term debt was offset by the maturity of US$738 million of eurobonds issued abroad in 2002, which decreased our average balances. Our interest expense on domestic long-term debt, mainly BNDES on lending activities, also increased to R$925 million, in 2002 from R$605 million, in 2001 due to an increase in our average balance of domestic long-term debt to R$5,452 million, in 2002 from R$4,877 million in 2001 mainly, due to our organic growth and to a lesser extent due to the real devaluation, since part of our lines of credit from BNDES are indexed to U.S. dollar. The increase in average interest rates paid on our domestic long-term debt to 17.0%, in 2002 from 12.4% in 2001 was attributable to the increase in interest rates in Brazil and to the devaluation of the real , in 2002.

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

        The R$922 million increase in interest expense on short-term borrowings was due to an R$891 million increase in interest expense on international short-time borrowings (mainly lines from foreign banks to export and import financing), to R$2,022 million in 2002 from R$1,131 million in 2001 This increase in interest expense on short-term borrowings was primarily due to the 52.3% devaluation of the real against the U.S. dollar which increased our averages paid on our dollar-denominated short-term borrowings to 33.6% per annum in 2002 from 16.8% per annum in 2001, offset a decrease of our average balance of international short-term borrowings, which decreased to R$6,011, million in 2002, from R$6,745 million in 2001. This decrease in our average balance of international short-term borrowings was mainly due to a strong decline in the availability of this type of funding in 2002 due to the deterioration in market conditions as a result of the Argentina crisis and the uncertainty surrounding the change of the Brazilian government.

        Provision for Loan Losses

         The following table shows our provision for loan losses and loan charge-offs and recoveries for 2001 and 2002. It also shows our provision to loans ratio (expressed as a percentage of average loans).

	For the Year Ended December 31,

	2001	2002	% Change

	(in millions of R$)
Balance beginning of year	R$1,005	R$1,276	27.0%
Provision for loan losses	1,100	1,291	17.4
Loan charge-offs	(1,298)	(1,529)	17.8
Loan recoveries	469	351	(25.2)
Net charge-offs	(829)	(1,178)	42.1

Balance, end of year	R$1,276	R$1,389	8.9%

Provision to average loans ratio (including nonperforming loans)	4.8%	5.2%

	For the Year Ended December 31, 2001

	Cartão Unibanco	Fininvest	Unibanco and others	Consolidated

	(in millions of R$)

Balance beginning of year	R$38	R$52	R$915	R$1,005
Provision for loan losses	158	559	383	1,100
Loan charge-offs	(164)	(542)	(592)	(1,298)
Loan recoveries	37	126	306	469
Net charge-offs	(127)	(416)	(286)	(829)

Balance, end of year	R$69	R$195	R$1,012	R$1,276

Provision to average loans ratio (including nonperforming loans)	20.7%	43.3%	1.9%	4.8%

	For the Year Ended December 31, 2002

	Cartão Unibanco	Fininvest	Unibanco and others	Consolidated

	(in millions of R$)

Balance beginning of year	R$69	R$195	R$1,012	R$1,276
Provision for loan losses	156	416	719	1,291
Loan charge-offs	(225)	(592)	(712)	(1,529)
Loan recoveries	78	77	196	351
Net charge-offs	(147)	(515)	(516)	(1,178)

Balance, end of year	R$78	R$96	R$1,215	R$1,389

Provision to average loans ratio (including nonperforming loans)	18.0%	31.6%	3.2%	5.2%

         The 17.4% increase in our provision for loan losses during 2002 was primarily attributable to a R$336 million increase in our provision relating to Unibanco and others offset by a R$143 million decrease in our provision relating to Fininvest. This increase in provision for Unibanco and others was a consequence of the increase in loan portfolio in reais terms, mainly due to devaluation of the real , which principally affected our wholesale banking portfolio increasing balances and provision for losses in reais terms. The increase in provision was also partially due to the economic crisis, which affected the economy, increasing interest rates and unemployment, which negatively affected our retail and wholesale banking customers. The decrease in provision for Fininvest was due to a decrease in Fininvest’s loan portfolio due to a more restrictive credit granting policy as well as a change in product mix to focus on products with lower credit risk.

        Loan charge-offs increased 17.8% compared to 2001, due to R$120 million increase in Unibanco and others portfolio, R$50 million in Fininvest’s portfolio and R$61 million in the balance of Cartão Unibanco’s portfolio. The increase in all portfolios reflected the bad economic environment in Brazil in 2002, which resulted in higher charge-offs, mainly in retail banking.

         The loan recoveries decreased 25.2% due to a R$110 million decrease in loan recoveries in Unibanco and others and R$49 million in Fininvest, offset by an increase in loan recoveries of R$41 million in Cartão Unibanco. The decrease was again a consequence of Brazilian economic conditions, except for Cartão Unibanco which showed improvements on its collections.

        The following table shows our total loans and allowance for loan losses of our loan portfolio, by category, as of December 31, 2001 and 2002.

	As of December 31, 2001				As of December 31, 2002

	Total	Total	Total	Allowance/	Total	Total	Total	Allowance/	% Change
Commercial:	loans	allowance	net	loans	loans	allowance	net	loans	loans

Industrial and other	R$11,981	R$486	R$11,495	4.1%	R$12,782	R$700	R$12,082	5.5%	6.7%
Import and export
financing	3,283	36	3,247	1.1	3,955	36	3,919	0.9	20.5
Real estate loans	495	41	454	8.3	714	55	659	7.7	44.2
Direct lease	793	88	705	11.1	539	32	507	5.9	(32.0)
Individuals:
Overdraft	1,046	78	968	7.5	948	58	890	6.1	(9.4)
Financing	3,515	259	3,256	7.4	3,805	298	3,507	7.8	8.3
Credit card	1,966	225	1,741	11.4	1,713	146	1,567	8.5	(12.9)
Agricultural	833	63	770	7.6	798	64	734	8.0	(4.2)

Total	R$23,912	R$1,276	R$22,636	5.3%	R$25,254	R$1,389	R$23,865	5.5%	5.6%

        The allowance allocated to industrial and other loans increased to 5.5% of our total loans for industrial and other loans as of December 31, 2002, compared to 4.1% as of December 31, 2001, our industrial and other loan portfolio also increased by 6.7% for the year. The increase in reais in the balance of our industrial and other portfolio was mainly due to devaluation of the real that increased the value of outstanding loans indexed in US dollars and the risk of non-recoverability of such amounts. The increase in allowance for loan losses also reflects the economic crisis, which affected certain of our large clients.

        The increase of 20.5% in reais terms in the balance of our import and export financing even though in dollar terms decreased 20.9% in 2002 was due to an environment characterized by scarce trade finance line in Brazil. Allowance for loan losses improved slightly to 0.9% in 2002 from 1.1% in 2001 due to the devaluation of real, which improved the Brazilian exports.

        The increase of 8.3% in the balance of financing to individuals in 2002 and in related allowance for loan losses to 7.8% at December in 2002 from 7.4% at December 2001 was primarily due to our organic growth in the retail segment. Allowance for loan losses also increased due to economic crisis.

        The decrease of 12.9% in the balance of credit card loans as well as the reduction in the related allowance for loan losses was a consequence of a more restrictive credit granting policy in 2002, which decreased credit card loans provided by Fininvest and the related provision. This was offset by an increase of 5.1% in the loan portfolio of Cartão Unibanco.

        As of December 31, 2002, our consolidated allowance for loan losses was R$1,389 million, representing 5.5% of our total loans, compared to R$1,276 million, representing 5.3% of our consolidated loans, as of December 31, 2001. Our allowance for loan losses as of December 31, 2002 was 8.9% higher than as of December 31, 2001, while our loan portfolio grew by 5.6% during the year. This reflected the Brazilian economic environment in 2002 which increased the possibility of default, offset by our efforts to improve the quality of our credit approval and credit risk processes.

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

        The allowance for loan losses for Fininvest decreased to 8.8% of our total loans for Fininvest as of December 31, 2002 from 12.6% as of December 31, 2001, reflecting the effects of our more restrictive credit granting policy in 2002. The actions also reflect the decrease in total loans and in nonperforming loans. Our total loans for Fininvest within credit risk levels AA to C decreased 24.4% to R$934 million as of December 31, 2002, compared to R$1,236 million as of December 31, 2001, of R$150 million were nonperforming loans as of December 31, 2002, compared to R$277 million of December 31, 2001. Our loan portfolio for Fininvest within credit risk levels AA to C was 85.1% of total loans as of December 31, 2002, compared to 79.8% as of December 31, 2001.

        Although the allowance for loan losses for Cartão Unibanco increased to 8.5% of our total loans for Cartão Unibanco as of December 31, 2002 compared to 7.9% as of December 31, 2001, Cartão Unibanco’s aggregate credit portfolio increased 5.1% for the same year. Our total loans for Cartão Unibanco within credit risk levels AA to C increased 4.7% to R$764 million as of December 31, 2002, compared to R$730 million as of December 31, 2001. Our total loans for Cartão Unibanco within risk levels D to H increased 7.1% to R$151 million of which R$90 million were nonperforming loans as of December 31, 2002 compared to R$141 million of which R$131 million were nonperforming loans as of December 31, 2001. Our loan portfolio for Cartão Unibanco within risk levels AA to C was 83.5% as a percentage of our total loans for Cartão Unibanco as of December 31, 2002, compared to 83.8% as of December 31, 2001; whereas our loan portfolio for Cartão Unibanco within risk levels D to H was 16.5% as a percentage of our total loans for Cartão Unibanco as of December 31, 2002 (compared to 16.2% as of December 31, 2001). We experienced a slight decrease in the overall quality of Cartão Unibanco’s aggregate portfolio.

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

        Nonperforming loans of the overall portfolio which comprises all loans 60 days or more overdue, when we stop the accrual of interest, represented 3.9% of our loan portfolio as of December 31, 2002 compared to 4.2% as of December 31, 2001, which showed an improvement in our loan portfolio, although this was partially offset by the negative economic scenario in 2002. We believe that our current allowance for loan losses is sufficient to cover probable loan losses. For additional information on the Central Bank’s regulations and our policy relating to allowances for nonperforming loans, see “Selected Statistical Information” and “Item 4.B. Business Overview - Regulation and Supervision.”

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

        Fee and Commission Income. The increase in fee and commission income was due to R$159 million or a 17.5% increase in banking tariffs and other fees and commissions to R$1,069 million in 2002 from R$910 million in 2001, largely due to organic growth stemming from our ContAtiva initiative to increase our retail banking customer base, and our success in cross-selling our products and services. The ContAtiva initiative was designed to add 1.8 million new retail customers by the end of 2003. We achieved this target in February 2003, well ahead of schedule, which led to the launch of ContAtiva 2, aimed at attracting 3.6 million new accounts over the coming five years. Growth in fee commission income was also driven by credit card fees, which increased 9.1%or R$33 million as compared to 2001, largely due to volume growth. We experienced only 1.6% increase in fees from assets under management as a result of migration from assets management funds to time and savings deposits, by the introduction of the new mark-to market rule for funds in May 2002, which decreased the volume of our asset management funds.

         Trading Income.Trading income decreased to a loss of R$1,972 million in 2002 from a gain of R$120 million in 2001, affected by the unfavorable market conditions in 2002 as compared to more favorable market conditions in 2001. As discussed above in 2002 the Brazilian market conditions were affected strongly by the Argentina crisis and the uncertainly surrounding the change of the Brazilian government, which caused a strong volatility in the market, a devaluation of 52.3% in the real, an increase in interest rates, which adversaly affected the fair value of our securities indexed or denominated in U.S. dollar. As a consequence the market value of our trading assets, mainly indexed in U.S. dollar decreased to an unrealized loss of R$166 million in 2002 as compared with R$69 million of unrealized gain in 2001. For the same reasons our derivatives operations in futures contracts, which are recorded as non-interest income, since they not accrue income but rather are adjusted daily by BM&F, as a result of changes in interest rates, foreign currency and market conditions, are also affected resulting in a loss of R$1,698 million in 2002 as compared to a loss of R$36 million in 2002. The loss of R$1,698 million includes R$794 million related to our economic hedges of investments abroad as compared to a R$78 loss in 2001.

        Net Gain on Foreign Currency Transactions. The increase in net gain on foreign currency transactions to R$96 million in 2002 from R$67 million in 2001 reflected the fact that we were particularly active in 2002 in conducting foreign currency transactions, mainly in U.S. dollar, generating foreign exchange revenue.

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

        Insurance, Private Retirement Plans and Pension Investment Contracts. In 2002, insurance premiums, private retirement plan premiums and pension investment contracts increased 23.4% compared with 2001. This was primarily as result of the sales mix, which focused on products with a higher margin, new product launches for the brokerage channel, as well as from the opening of four new offices in the north and south regions of Brazil and the introduction of new life insurance sales initiatives in the bank network. For more details of our insurance segment see Note 31 to our consolidated financial statements and “Item 4. Information on the Company - Business Overview - Our Business Strategy - Insurance and Related Activities - Pension and Retirement Plans”.

        Other non-interest Income. Other non-interest income increased to R$1,714 million in 2002 from R$622 million in 2001, mainly due to the increase of R$905 million in gain on our investments abroad due to the impact of the devaluation of the real.

        Non-Interest Expense

        The following table shows the principal components of our non-interest expense for 2001 and 2002.

	For the Year Ended December 31,

	2001	2002	% Change

	(in millions of R$)
Salaries and benefits	R$1,716	R$1,783	3.9%
Administrative expenses	2,134	2,202	3.2
Amortization of goodwill and other intangibles	150	90	(40.0)
Insurance, private retirement plan and pension investment contracts	955	1,306	36.8
Other non-interest expense	932	1,204	29.2

Total	R$5,887	R$6,585	11.9%

        Non-interest expense increased 11.9% in 2002, primarily due to:

  a 36.8% increase in insurance and private retirement plan expenses;

  a 29.2% increase in other non-interest expenses;

  a 3.9% increase in salaries and benefits;

  a 3.2% increase in administrative expenses; and

  offset by a 40.0 % decrease in amortization of goodwill and other intangibles.

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

        Insurance, private retirement plan and pension investment contracts. The increase of 36.8% in insurance, private retirement plan and pension investment contracts, to R$1,306 million in 2002 compared to R$955 million in 2001, was a consequence of the 23.4 % growth of the related income in insurance private retirement plan and pension investments contracts. As described above, we had an increase in our insurance portfolio due to change in sales mix, new products, launches for the brokerage channel and the opening of our new offices and integration of new initiatives in the bank network.

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

        Income Tax

        Income tax in Brazil comprises federal income taxes and social contribution on earnings. We recorded income tax revenue of R$276 million in 2002 from R$38 million expenses in 2001. The difference was mainly due to impact of the devaluation of the real on our investments abroad. The devaluation of the real decreased our income tax by R$308 million, since gains obtained as a result of the devaluation are non-taxable. The decision to pay more tax-deductible interest on stockholder’ equity, rather than paying dividends for 2002, compared to 2001 also decreased income tax in R$18 million. This was offset by a R$92 million increase in our income tax due to changes in the rules of government as to items to be included in taxable income. Our tax basis decreased R$254 million to R$458 million in 2002 from R$712 million in 2001. Simply applying the statutory tax rate of 34% to the R$254 million decrease in our tax basis in 2002 as compared to 2001, we would have experienced a decrease of R$86 million in our income tax, rather than the R$314 million decrease we actually experienced which was mainly as a result of the factors above.

        For additional information regarding income tax expense, see Note 18 to our consolidated financial statements.

5.B. LIQUIDITY AND CAPITAL RESOURCES

Overview

        Our asset and liability management policy is designed to ensure that our capital position is consistent with our risk profile and applicable regulatory standards and guidelines. In particular, our policy is designed to avoid material mismatches between assets and liabilities, optimize our risk-return ratio and ensure that sufficient liquidity is available to honor withdrawals of deposits, make repayments at maturity of other liabilities, extend loans or other forms of credit to our customers and meet our own working capital needs.

        We seek to ensure continuous access to a diversified source of funding at efficient costs, within the framework of our assets and liabilities management policy which sets forth limits with respect to risk factors, sensitivity, gaps and concentration in certain instruments, such as government securities. As a general rule, our main funding provider is the financial market either in reais or foreign currencies. For additional information concerning capital and liquidity risk management, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk – Risk Management.”

        The main subjects related to the asset and liability management, as well as liquidity and capital resources, are treated in our financial committee meetings that occur on a monthly basis. Our financial committee discusses and evaluate our liquidity performance in order to determine the minimum liquidity level and, if necessary, holds extraordinary meetings to evaluates our liquidity position in response to unexpected macroeconomic changes. There is a contingency plan already approved by our financial committee that designs the procedures in the case of a liquidity crisis. As of May, 2004, we kept a minimum level of liquidity of approximately R$3,0 billion.

        Our treasury department is responsible for managing our liquidity and sources of funding, including executing investments, in both reais and foreign currencies. The treasury department maintains what we believe is a proper balance of maturity distributions and diversification of sources of funds. Based upon our levels of resources and the ability to access funding, we believe that our overall liquidity is sufficient to meet current obligations to customers and debt holders, support expectations for future changes in asset and liability levels and support our ordinary working capital needs.

Sources of Funding

Capital

        The following table shows our capital at December 31, 2003, 2002 and 2001:

As of December 31, Consolidated (in million of R$)	2001	2002	2003

Stockholders’ Equity (Tier 1)	5,955	6,245	6,754
Subordinated Debt (Tier 2)	-	932	1,468
Minority Interest	667	724	938

Stockholders’ Equity

        Stockholders equity increased to R$6,754 million at December 31, 2003 from R$6,245 million at December 31, 2002. The increase primarily reflects net income of R$873 million, partially offset by the payment of R$426 million of interest on our capital.

Subordinated Debt Issuances

        Our Tier 2 subordinated debt increased R$536 million in 2003 compared to 2002.

        We accessed the capital markets twice in 2002 to raise Tier 2 capital. In April 2002, we issued US$ 200 million step-up subordinated callable notes due 2012. Interest is payable on the notes semi-annually at a rate of 9.375% per annum in the first five years and 11.7995% per annum thereafter. We may redeem the notes beginning in April 2007 or on any interest payment date thereafter. In December 2002, we issued R$222 million subordinated time deposits due December 2012. The subordinated time deposits are denominated in reais and are redeemable after December 2007. The time deposits bear interest at 102% of the interbank deposit rate.

        In December 2003, we issued US$ 200 million step-up subordinated callable notes due 2013. The interest is payable on the notes semi-annually at a rate of 7.375% per annum for the first five years and 9.375% per annum thereafter. We may redeem the notes beginning in December, 2008 or on any interest payment date thereafter. The Central Bank authorized us to record the subordinated debt represented by these notes as part of our Tier 2 regulatory capital in April 2004.

Regulatory Capital

        We are subject to risk-based capital adequacy guidelines and regulations issued by the Central Bank that are similar to the guidelines under the Basle Accord. Under Central Bank rules, we are currently required to have a capital adequacy ratio of 11% of total capital to total risk-adjusted assets as calculated in accordance with Brazilian GAAP. As of December 31, 2003, our capital adequacy ratio was 18.6%. For additional information on capital adequacy requirement see “Item 4.B. Business Overview - Regulation and Supervision”.

        We measure our capital compliance on a consolidated basis, since we believe this represents the most accurate view of our ability to withstand losses from our direct and indirect operations. The following table shows our capital ratio, as well as the minimum regulatory capital required under Brazilian law, as of December 31, 2001, 2002 and 2003. For additional information on capital ratio, see Note 31 to our consolidated financial statements.

         The following table shows our capital ratio, as calculated in accordance with Brazilian GAAP, as well as the minimum regulatory capital required under Brazilian law, as of December 31, 2001 , 2002 and 2003. For additional information on our capital ratio, see Note 31 to our consolidated financial statements.

	As of December 31, Consolidated

	Partial (1)			Full (2)

	2001	2002	2003	2001	2002	2003

	(in millions of R$, except percentages)

Tier 1	13.71%	13.82%	15.52%	14.63%	13.91%	15.58%
Tier 2	0.01	1.89	3.08	0.01	1.74	2.86

Total capital	13.72%	15.71%	18.60%	14.64%	15.65%	18.44%

Our regulatory capital	R$6,203	R$7,561	R$8,800	R$7,106	R$8,175	R$9,433
Minimum regulatory capital required	4,975	5,296	5,204	5,339	5,746	5,626

Excess over minimum regulatory
capital required	R$1,228	R$2,265	R$3,596	R$1,767	R$2,429	R$3,807

(1)	Partial consolidation excludes non-financial subsidiaries.
(2)	Full consolidation includes both financial and non-financial subsidiaries.

        Our regulatory capital increased from R$7,561 million as of December 31, 2002 to R$8,800 million as of December 31, 2003 on a partial consolidation basis (excluding non-financial subsidiaries). On a full consolidation basis, our regulatory capital increased from R$8,175 million as of December 31, 2002 to R$9,433 million as of December 30, 2003. The increase in regulatory capital on a partial consolidation basis from 2002 to 2003 primarily reflects net income of R$1,090 million, an increase in subordinated debt of R$548 million, and R$27 million of fair value adjustments on securities and derivative financial instruments, partially offset by dividends of R$426 million that we paid in the form of interest on own capital in 2003.

Basle Capital Adequacy Ratio Impacts Year Ended
December 31, 2003

Basle capital adequacy ratio at December 31, 2002 (1)	15.71%
Increase in risk weighted assets	0.30
Change in credit swap risk	0.08
Change in market risk – interest rates	(0.10)
Increase stockholders’ equity	1.46
Tier 2 – December 2003	1.15
Basle capital adequacy ratio at December 31, 2003 (1)	18.60%

(1)	As of December 31,2002 and 2003 no capital allocation was required to foreing currency exposure as our foreign currency exposure was less than 5.0% of adjusted capital for these periods.

        During 2003, 2002 and 2001, we maintained a significant position in short-term, highly liquid instruments, which in general have a zero or low risk rating, thereby eliminating or significantly reducing the need to maintain capital against these assets. We adopted this approach primarily due to the restrictive credit environment that has prevailed in Brazil. As our current capital adequacy ratio is in excess of the minimum required ratio, we could increase our loan portfolio.

        Additionally, the Central Bank limits the amount of investments in consolidated subsidiaries not engaged in banking, leasing or securities activities and in unconsolidated companies, premises and equipment and intangible assets to 50.0% of stockholders’ equity on a consolidated basis. At December 31, 2003, 2002 and 2001, our total investment in such assets was less than the Central Bank’s limit.

Third-Party Liabilities

        The following table shows our third-party liabilities at December 31, 2001, 2002 and 2003:

	As of December 31,

	2001	% of total	2002	% of total	2003	% of total

Liabilities (in millions of R$)
Deposits from customers:
Demand deposits	R$2,003	4.3%	R$3,247	5.0%	R$2,714	4.6%
Time deposits	10,858	23.2	16,854	25.9	16,547	28.4
Savings deposits	5,115	10.9	5,890	9.1	6,163	10.6
Deposits from banks	579	1.3	64	0.1	276	0.5

Total deposits	18,555	39.7	26,055	40.1	25,700	44.1
Federal funds purchased and securities sold under repurchase agreements	7,587	16.2	13,806	21.2	6,750	11.6
Import and export financings	3,359	7.2	4,121	6.3	2,505	4.3
Commercial paper	808	1.7	721	1.1	-	-
Other interbank borrowings	1,812	3.9	1,327	2.1	580	1.0
Others	261	0.5	136	0.2	28	0.0
Short-term borrowings	6,240	13.3	6,305	9.7	3,113	5.3
Local onlendings	4,436	9.5	5,332	8.2	5,664	9.7
Euronotes	2,693	5.7	2,186	3.4	2,591	4.4
Notes issued under securitization arrangements	-	-	1,413	2.2	2,453	4.2
Subordinated debt	-	-	932	1.4	1,468	2.5
Mortgage indebtedness	461	1.0	633	1.0	807	1.4
Interbank onlendings	37	0.1	161	0.3	-	-
Foreign onlendings	36	0.1	95	0.1	253	0.4
Obligations under capital leases	42	0.1	83	0.1	49	0.1
Others	142	0.3	93	0.1	63	0.1
Long-term debt	7,847	16.8	10,928	16.8	13,348	22.8
Other liabilities	6,531	14.0	7,925	12.2	9,444	16.2

Total Liabilities	R$46,760	100.0%	R$65,019	100.0%	R$58,355	100.0%

        The following table shows our third-party interest-bearing liabilities by maturity at December 31, 2003:

	December 31, 2003

	Up to 30 days	31-90 days	91-180 days	181-360 days	1-3 years	3-5 years	Over 5 years	Total

Deposits from banks	R$62	R$18	R$151	R$17	R$28	R$-	R$-	R$276
Savings deposits	6,163	-	-	-	-	-	-	6,163
Time deposits	1,311	2,597	2,476	2,035	8,077	51	-	16,547
Federal funds purchased and securities sold under repurchase agreements	6,750	-	-	-	-	-	-	6,750
Short-term borrowings	458	664	1,061	556	346	15	13	3,113
Long-term debt	663	777	1,469	2,289	3,351	1,885	2,914	13,348

Total interest-bearing liabilities	R$15,407	R$4,056	R$5,157	R$4,897	R$11,802	R$1,951	R$2,927	R$46,197

Deposits

        Deposits are the most important source of funding for our banking operations, representing 44.1% of our total liabilities at December 31, 2003. Our deposits consist primarily of real-denominated interest-bearing time and savings deposits and real-denominated non-interest-bearing demand deposits. The 1.4% decrease in total deposits at December 31, 2003 compared to December 31, 2002 was partially due to the movement by investors of funds from deposits to investments funds and assets under management that provided more attractive investment opportunities in 2003.

Securities Sold Under Repurchase Agreements

        Securities sold under repurchase agreements decreased 51.1% at December 31, 2003 compared to December 31, 2002. This decrease was primarily due to the fact that we acted as a main dealer for securities sold under repurchase agreements in the amount of R$8.0 billion on December 31, 2002 at the request of the Central Bank. Acting on this kind of transactions as a dealer, depends on the Central Bank choice to enter into repurchase agreements and to use us as a dealer. On December 31, 2003 we did not act as a main dealer for such transactions.

Import and Export Financing

        Trade finance credit lines from correspondent banks also represent an important source of funding for us. In general, these trade finance credit lines are denominated in U.S. dollars. We have historically funded our foreign currency trade loans from foreign currency lines with correspondent banks. At December 31, 2003, approximately R$2,322 million, or 92.7%, of our existing credit lines were considered short-term (up to 360 days), compared to R$4,030 million, or 97.8%, at December 31, 2002. The decrease in trade finance credit lines was due primarily to the appreciation of the real and partially due to our decision to use general purpose funding through other borrowings to fund the import and export segment of our loans portfolio.

Other Sources of Funding

        Euronotes and Commercial Papers

        We are an active participant in the capital markets, principally issuing euronotes. At December 31, 2003, we had outstanding R$2,591 million of euronotes and commercial papers denominated in U.S. dollar and other foreign currencies. We use the proceeds of these obligations primarily for general lending purposes, mainly to our Brazilian clients. R$2,104 million of these obligations will mature in the next twelve months. The 10.9% decrease in our balance of euronotes and commercial papers outstanding from December 31, 2002, was primarily due to the appreciation of the real , partially offset by our issuance of euronotes under our medium-term note, or MTN, program in 2003. This program permits the issuance of up to US$2,0 billion (or its equivalent in other currencies). Our medium-term note program is a relatively inexpensive source of funding and permits us to issue securities with a period to maturity of greater than 12 months. As of December 31, 2003, we had the following issuances outstanding under our MTN program:

Month of issue	Interest rate	Notes due on	Aggregate Principal Amount

February 2002	6.000%	February 2004	US$100 million
January 2003	6.875%	January 2004	US$100 million
April 2003	5.000%	April 2004	US$100 million
May 2003	5.625%	November 2004	US$75 million
May 2003	5.375%	May 2004	EUR75 million
July 2003	4.000%	January 2005	US$125 million

        Notes Issued Under Securitization Arrangements

        We securitize the U.S. dollar payment orders that we receive and process through our correspondent banks. UBB DPR Company, an exempted special purpose company established under the laws of the Cayman Islands, acquires these payment orders and uses them as an underlying asset for the issuance of notes in the international capital markets, as a financial transaction. Proceeds from the sale of notes are remitted to our subsidiary, Unibanco Cayman, as payment for the sale of the U.S. payment orders. The notes issued under securitization of U.S. dollar payment orders represented an additional source of funding for us.

        The securitized assets consisted of U.S. dollar payment orders, generally referred to as Swift MT-100 payments, received and processed by us through our correspondent banks. At December 31, 2003, we had outstanding R$2,453 million of liabilities representing our notes issued under securitization arrangements ..

        In May 2002, we completed a securitization transaction amounting to US$ 400 million. The notes mature on April 15, 2009 and pay interest on a quarterly basis at a rate of U.S. dollar LIBOR plus a spread of 0.57%. The principal amount of the notes will be amortized in consecutive payments starting on July 15, 2004.

        In June 2003 we completed a US$217million securitization. The issuance matures on July 15, 2009 and consists of two tranches, Series 2003-1 notes of US$112 million with quarterly interest payments at a rate equal to U.S. dollar LIBOR plus a spread of 4.25% and Series 2003-2 notes of US$105 million with quarterly interest payments at a fixed rate of 6.15% per annum.

        In November 2003, we completed a securitization transaction amounting to Y 25 billion, or approximately US$ 227 million. The notes mature on October 15, 2013 and pay interest on a quarterly basis at a rate of 3.55% per annum, which is equivalent to U.S. dollar LIBOR plus 2.86%. The principal amount of the notes will be amortized in equal and consecutive payments starting on January 15, 2007. To protect currency risk arising from the fact that payment orders received by us are denominated in U.S. dollar while the notes are denominated in yen, we entered into a cross-currency swap with respect to the notes. In connection with this transaction, we changed the structure of our MT-100 securitization program to permit us to issue securities in yen, sterling and euros in addition to U.S. dollars. We anticipate that we will be able to use this structure to access alternative markets, thereby diversifying our sources of funding in line with our funding policy.

        Mortgaged-Backed Notes

        We issue notes collateralized by real estate loans. At December 31, 2003, we had R$807 million of these mortgage-backed notes outstanding, of which R$772 million will mature within twelve months from December 31, 2003, compared to R$633 million of outstanding mortgage-backed notes at December 31, 2002. This increase is primarily due to the increase in demand for real estate loans in 2003 compared to 2002.

        Local and Foreign Onlendings

        At December 31, 2003, we had outstanding R$5,917 million in local and foreign onlendings, which consist primarily of real-denominated amounts borrowed from the National Economic Development Bank, BNDES, and the National Industrial Financing Authority, FINAME, for loans extended to Brazilian clients for investments mainly in fixed assets, such as premises and equipment. Approximately R$2,107 million of these onlendings mature in the next twelve months from December 31, 2003. The increase of 9% in local and foreign onlendings obligations from R$5,427 million at December 31, 2002 to R$5,917 million at December 31, 2003, was mainly due to our organic growth during 2003 and also to a US$ 70 million loan from the International Finance Corporation for onlendings to our Brazilian clients in the export business.

Uses of Funding

        The following table shows our assets at December 31, 2001, 2002 and 2003:

	As of December 31,

	2001	% of total	2002	% of total	2003	% of total

Assets (in millions of R$)
Cash and due from banks	R$677	1.3%	R$934	1.3%	R$812	1.2%
Interest-bearing deposits in other banks	1,504	2.8	1,957	2.7	2,211	3.4
Federal funds sold and securities purchased under resale agreements	2,670	5.0	13,561	18.8	8,874	13.4

Cash and cash equivalents	4,851	9.1	16,452	22.8	11,897	18.0
Interest-bearing deposits in other banks	339	0.6	352	0.5	675	1.0
Central Bank compulsory deposits	1,561	2.9	3,926	5.4	4,116	6.2
Trading assets, at fair value	11,803	22.1	5,299	7.4	5,867	8.9
Securities available for sale, at fair value	3,132	5.9	6,196	8.6	3,024	4.6
Securities held to maturity, at cost	661	1.2	6,622	9.2	5,775	8.7
Loans	23,912	44.8	25,254	35.1	26,039	39.5
Allowance for loan losses	(1,276)	-2.4	(1,389)	-1.9	(1,317)	-2.0

Net loans	22,636	42.4	23,865	33.2	24,722	37.5
Investments in unconsolidated companies	892	1.7	574	0.8	616	0.9
Premises and equipment, net	1,755	3.3	1,520	2.1	1,456	2.2
Goodwill, net	1,012	1.9	1,079	1.5	1,067	1.6
Other intangibles, net	360	0.7	270	0.4	181	0.3
Other assets	4,380	8.2	5,833	8.1	6,651	10.1

Total Assets	R$53,382	100.0%	R$71,988	100.0%	R$66,047	100.0%

        The following table shows our interest-earning assets by maturity at December 31, 2003:

	As of December 31, 2003

	Up to 30 days	31-90 days	91-180 days	181-360 days	1-3 years	3-5 years	Over 5 years	Total

Deposits in other banks	R$2,234	R$266	R$28	R$32	R$31	R$-	R$295	R$2,886
Federal funds sold and securities purchased under resale agreements	8,874	-	-	-	-	-	-	8,874
Central bank compulsory Deposits	3,292	-	-	-	-	-	-	3,292
Trading	5,867	-	-	-	-	-	-	5,867
Securities available for sale	360	145	241	270	1,202	496	310	3,024
Securities held to maturity	86	898	364	981	2,216	377	853	5,775
Loans	6,460	4,130	3,183	3,914	5,750	1,409	1,193	26,039
Other	2	-	-	-	40	-	-	42

Total interest-earning assets	R$27,175	R$5,439	R$3,816	R$5,197	R$9,239	R$2,282	R$2,651	R$55,799

         In accordance with our asset and liability and liquidity management policy, most of our investments are in loans and securities portfolios, as well as cash and cash equivalents. At December 31, 2003, our loan portfolio represented 39.5%, the securities portfolio 22.2% and cash and cash equivalents 18.0% of our total assets, compared to 35.1%, 25.2% and 22.8%, respectively, at December 31, 2002. In addition to the cash and cash equivalents, we believe our securities portfolio, which consists of Brazilian government securities, is also a contingent source of liquidity because these securities can be readily converted into cash.

        The Central Bank requires compulsory deposits of 23% on time deposits, 30% on savings deposits and 53% on demand deposits. As of December 31, 2003, we had R$4,116 million of compulsory deposits representing 6.2% of our total assets. See “Item 5. Operating and Financial Review and Prospects – Macroeconomic Factors Affecting our Financial Condition and Results of Operations – Effect of Government Regulation on our Financial Condition and Results of Operations - Compulsory Deposit Requirements” for a detailed discussion of the Central Bank’s regulations regarding compulsory deposits.

        Federal funds sold and securities purchased under resale agreements decreased 34.6% at December 31, 2003 compared to December 31, 2002. This decrease was primarily due to the fact that we acted as a dealer in the amount of R$8,0 billion in 2002 on securities to be sold under repurchase agreements at the request of the Central Bank. For additional information see “Third Party Liabilities – Securities Sold under Repurchase Agreements”.

        The following table shows our capital expenditures in 2001, 2002 and 2003:

	For the Year Ended December 31,

	2001	2002	2003

	(in millions of R$)
Land and buildings	R$35	R$38	R$29
Furniture and equipment	29	47	25
Leasehold improvements	104	56	65
Data processing	166	111	24
Software developed or obtained for internal use	180	60	119
Other	17	21	22

Total	R$531	R$333	R$284

         During the period from 2001 to 2003, our capital expenditures consisted primarily of expenditures for data processing to automate our branch network and for computer systems, communication equipments and other technology tools designed to increase the efficiency of our operations, the services offered to our customers and our productivity.

        We expect that capital expenditures in 2004 will not be greater than our historical levels of expenditure and will consist mainly of investments to improve our communications and computer systems and customer service and back office administrative systems, as well as investments related to Internet.

Changes in Cash Flows

        The following table shows the principal variations in our cash flows during each of the three years indicated.

	For the Year Ended December 31,

	2001	2002	2003

	(in millions of R$)
Net cash provided by (used in) operating activities	R$(2,897)	R$7,200	R$ 3,169
Net cash provided by (used in) investing activities	(6,631)	(10,695)	1,792
Net cash provided (used in) by financing activities	3,392	15,096	(9,516)

Net (decrease) increase in cash and cash equivalents	R$(6,136)	R$11,601	R$ (4,555)

2003

        Net cash provided by operating activities

        During 2003, our operating activities provided R$3,169 million net cash, as follows:

  R$2,107 million provided by our net income adjusted by net-cash items; and

  R$2,344 million provided by an increase in other liabilities.

        Net cash provided by investing activities

        During 2003, net cash provided by investing activities was R$1,792 million, consisting of:

  R$6,546 million provided by proceeds from securities available for sale, offset by R$2,642 million in purchase of securities available for sale; and

  R$1,859 million increase in loans, due to our organic growth.

        Net cash used in financing activities

        During 2003, net cash used in financing activities was R$9,516, consisting of:

  R$7,057 million decrease in short-term federal funds purchased and securities sold under repurchase agreements, primarily due to our role as dealer for the Central Bank in 2002;

  R$3,148 million decrease in short-term borrowing, mainly due to a decrease in our trade financing lines and the repayments of our commercial papers and other interbank borrowings; and

  R$2,364 million increase in new borrowings under long-term arrangements net of repayments, mainly due to R$1,040 million increase from the issuance of notes issued under securitization arrangements, R$536 million increase from a new issuance of subordinated debt, R$405 million increase in euronotes due to our issuance in 2003 and R$332 million increase in local onlendings (funds borrowed from BNDES) due to our organic growth.

2002

        Net cash provided by operating activities

        During 2002, our operating activities provided R$7,200 million net cash, as follows:

  R$1,967 million provided by our net income adjusted by net-cash items; and

  R$4,461 million provided by a decrease in trading assets resulting primarily from the reimposition by the Central Bank of reserve requirements on demand, savings and time deposits in cash.

        Net cash used in investing activities

        During 2002, net cash used in investing activities was R$10,695 million, consisting of:

  R$5,455 million used in purchase of securities held to maturity, offset by R$870 million proceeds from matured of securities held to maturity;

  R$2,385 million increase in deposits in cash with the Central Bank, due to new reserve requirements imposed;

  R$2,467 million increase in loans, due to our organic growth; and

  R$1,792 million used in purchase of securities available for sale, net of proceeds from sale of such securities.

        Net cash provided by financing activities

        During 2002, net cash provided by financing activities was R$15,096, consisting of:

  R$6,213 million increase in short-term federal funds purchased and securities sold under repurchase agreements, primarily due to our role as dealer for the Central Bank;

  R$6,117 million increase in deposits, mainly time deposits, due to the movement by investors of funds away from asset management funds as a result of the introduction of the new mark-to-market rule for investment funds introduced in 2002; and

  R$3,049 million increase in new borrowings under long-term arrangements net of repayments, due to R$1,413 million increase in notes issued under securitization arrangements, R$932 million increase from two issuance of subordinated debt and R$896 million increase in local onlendings (funds borrowed from BNDES) due to our organic growth.

2001

         Net cash used in operating activities

         During 2001, our operating activities used R$2,897 million net cash, as follows:

  R$2,152 million provided by our net income adjusted by non-cash items; and

  R$4,967 million increase in trading assets mainly as a result of the reimposition by the Central Bank of reserve requirements on time deposits in the form of government securities.

        Net cash used in investing activities

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

        Net cash provided by financing activities

        During 2001, our financing activities provided R$3,392 million net cash, as follows:

  R$4,853 million increase in our deposits primarily due to our organic growth; and

  R$651 million increase in new borrowings under long-term arrangements net of repayments, due to a R$1,117 million increase in local onlendings (funds borrowed from BNDES) due to our organic growth and a R$455 million increase in euronotes issued abroad, mainly due to the devaluation of the real in 2001. These increases in local onlendings and euronotes issuance were offset by a R$1,046 million decrease in debentures due in part to R$152 million of the debentures reaching maturity and our repurchase of R$894 million of debentures as a result of the expectation that interest rates will increase due to the increase in interest rates in Brazil in 2001. The interest rate on our debentures was reset periodically.

        The cash generated was partly offset by a R$2,163 million decrease in federal funds purchased and securities sold under repurchase agreements.

Interest Rate Sensitivity

         The management of interest rate sensitivity is a key component of our asset and liability management policy. Interest rate sensitivity is the relationship between market interest rates and net interest revenue due to the maturity or repricing characteristics of interest-earning assets and interest-bearing liabilities. For any given period, the interest rate sensitivity is offset when an equal amount of these assets or liabilities matures or reprices on that date. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income. Conversely, a positive gap denotes asset sensitivity and normally means that an increase in interest rates would have a positive effect on net interest income. These relationships are as of one particular date only, and significant swings can occur daily as a result of both market forces and management decisions.

        Our interest rate sensitivity strategy takes into account:

  the balance between expected rates of return and risk;

  the overall exposure to interest rate and risk; and

  the liquidity and capital requirements.

         We monitor our positions’ maturity mismatches and manage them within established limits. Our management reviews our positions on a daily basis and changes positions promptly as market outlooks change.

         The following table shows the repricing periods of our interest-earning assets and interest-bearing liabilities as of December 31, 2003. The information at that date may not reflect interest rate gap positions at other times and may not represent the future impact on our results. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

	December 31, 2003

	Up to 30 days	31-90 days	91-180 days	181-360 days	1-3 years	3-5 years	Over 5 years	Total

Deposits in other banks	R$2,234	R$266	R$28	R$32	R$31	R$-	R$295	R$2,886
Federal funds sold and Securities purchased under Resale agreements	8,874	-	-	-	-	-	-	8,874
Central bank compulsory Deposits	3,292	-	-	-	-	-	-	3,292
Trading	5,867	-	-	-	-	-	-	5,867
Securities available for sale	360	145	241	270	1,202	496	310	3,024
Securities held to maturity	86	898	364	981	2,216	377	853	5,775
Loans	6,460	4,130	3,183	3,914	5,750	1,409	1,193	26,039
Other	2	-	-	-	40	-	-	42

Total interest-earning asset	R$27,175	R$5,439	R$3,816	R$5,197	R$9,239	R$2,282	R$2,651	R$55,799

	Up to 30 days	31-90 days	91-180 days	181-360 days	1-3 years	3-5 years	Over 5 years	Total

Deposits from banks	R$62	R$18	R$151	R$17	R$28	R$-	R$-	R$276
Savings deposits	6,163	-	-	-	-	-	-	6,163
Time deposits	1,311	2,597	2,476	2,035	8,077	51	-	16,547
Federal funds purchased and securities sold under repurchase agreements	6,750	-	-	-	-	-	-	6,750
Short-term borrowings	458	664	1,061	556	346	15	13	3,113
Long-term debt	663	777	1,469	2,289	3,351	1,885	2,914	13,348

Total interest-bearing liabilities	R$15,407	R$4,056	R$5,157	R$4,897	R$11,802	R$1,951	R$2,927	R$46,197

Asset/liability gap	11,768	1,383	(1,341)	300	(2,563)	331	(276)	9,602
Cumulative gap	11,768	13,151	11,810	12,110	9,547	9,878	9,602	9,602
Ratio of cumulative gap to cumulative total interest-earning assets	21.1%	23.6%	21.2%	21.7%	17.1%	17.7%	17.2%

Exchange Rate Sensitivity

         Most of our operations are denominated in reais . However, we traditionally have outstanding at any given time medium and long-term debt denominated in foreign currencies, principally the U.S. dollar. Our policy is to avoid material exchange rate mismatches. As of December 31, 2003 , our net foreign currency exposure was less than 5% of our regulatory capital on a partial consolidation basis under the guidelines established by the Central Bank. For additional information see “Item 5. Operating and Financial Review and Prospects - Macroeconomic Factors Affecting Our Financial Condition and Results of Operations - Effects of Government Regulation on Our Financial Conditions and Results of Operations - Capital Adequacy”.

          Our foreign currency position arises primarily through our purchases and sales of foreign currencies (primarily U.S. dollar) from Brazilian exporters and importers, from other financial institutions on the interbank market, or on the spot and forward currency markets. We also enter into derivatives contracts, including swaps, futures and options, to manage our overall exposure, as well as to assist customers in managing their exposures. The Central Bank regulates our maximum foreign currency exposure as a percentage of our regulatory capital.

         As of December 31, 2003 , the composition of our assets, liabilities, stockholders’ equity and derivative financial instruments by currency and term was as shown below. The information below may not reflect the net exposure at that date under the Central Bank’s guidelines, mainly because operations with final maturity in the following business day are not subject to changes in foreign currency as they are settled with an exchange rate of the previous day. In addition, the information at that date may not reflect the net exposure at other times and may not represent the future impact on our results.

	As of December 31, 2003

	R$	Foreign Currency	Total	Percentage

	(in millions of R$, except percentages)
Assets
Cash and due from banks	R$638	R$174	R$812	1.2%
Loans, securities and other assets	47,596	14,475	62,071	94.0
Less than one year	38,673	9,226	47,899	72.5
From one to three years	5,608	3,631	9,239	14.0
More than three years	3,315	1,618	4,933	7.5
Premises and equipment, net	1,442	14	1,456	2.2
Investments in unconsolidated companies	589	27	616	0.9
Goodwill, net	1,017	50	1,067	1.6
Other intangibles, net	181	-	181	0.3
Nonperforming loans	972	189	1,161	1.8
Allowance for loan losses	(996)	(321)	(1,317)	(2.0)

Total	R$51,439	R$14,608	R$66,047	100.0%

Percentage of total assets	77.9%	22.1%	100.0%
Liabilities and Stockholders’ Equity
Non-interest bearing deposits	R$2,138	R$576	R$2,714	4.1%
Deposits, borrowings and other liabilities	44,285	12,294	56,579	85.7
Less than one year	32,435	7,464	39,899	60.4
From one to three years	10,163	1,635	11,798	17.9
More than three years	1,687	3,195	4,882	7.4
Stockholders’ equity	6,754	-	6,754	10.2

Total	R$53,177	R$12,870	R$66,047	100.0%

Percentage of total liabilities and stockholders’ equity	80.5%	19.5%	100.0%
Derivative financial instruments
Swap contracts
Assets position, net	R$1,745	R$-	R$1,745	-
Liabilities position, net	-	1,603	1,603	-
Swap contracts with daily reset
Assets position, net	-	2,328	2,328	-
Liabilities position, net	2,297	-	2,297	-
Future contracts
Assets position, net	12,135	-	12,135	-
Liabilities position, net	-	1,833	1,833	-

Net exposure		R$630

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES ETC.

Not applicable.

5.D. TREND INFORMATION

        As a Brazilian financial institution, our financial conditions and results of operations have been affected by changes in the Brazilian economic conditions in recent years. This included real appreciation or depreciation against foreign currencies, in particular the U.S. dollar, as well as the level of the Brazilian interest rate.

         Looking at 2004, we believe that Brazil will experience moderate economic growth, primarily as a result of a more stable economic and political environment. However, adverse market conditions due to Brazilian and/or international changes can affect our economic and political environment.

        We believe that our Retail Banking segment, and in particular our consumer finance businesses, are well positioned to benefit from the expected opportunities created by lower interest rates and improved economic stability. We believe that our credit risk analysis, particular with respect to sub-prime creditors, will permit us to expand our credit lines without compromising credit quality. In addition, we will strive for organic growth, acquiring new clients while focusing on profitability and retention. In short, the gains in the client-base, partnerships, acquisitions and horizontal expansion, allied to the vertical expansion promoted by increasing cross sale and cost reduction, should lead us towards economies of scale and lower transaction costs in the coming years.

        We expect to realize growth in our Wholesale Banking credit portfolio, with a special emphasis on expanding services to medium-sized companies, as well as growth in the total volume of services and cash management solutions provided to corporate clients, through a more intense utilization of the internet channel. We also expect to increase capital markets operations for large companies and financial advisory services to investment projects and M&A transactions.

         We believe that our Insurance and Pension Plans segment will continue its pattern of growth. We intend to focus on maintaining our leadership position in commercial lines, on the development of structured products and on offering new products, such as Environmental Insurance. Benefiting from synergies with the Wealth Management division, we intend to offer integrated insurance packages covering home, autos, helicopters, art, jewelry and other assets. Moreover, we expect substantial growth in individual lines such as personal accident, life, autos, pensions and homeowners.

         The prospects of lower interest rates pose a challenge for traditional mutual funds, since, in previous years, annual interest rates at lower than 17% have created pressure for lower fund management fees. However, we believe that given our privileged market position and improved model of operations, we should maintain our growth and competitiveness in the coming years in our Wealth Management segment.

        As a result of being a full service financial institution, we also believe that cross-selling products and services among our core business units should improve our sources of revenues in the coming years for our Weath Management business.

5.E. OFF BALANCE SHEET ARRANGEMENTS

        We and our subsidiaries are involved with several types of off-balance sheet arrangements, including lines and letters of credit, financial guarantees, and certain derivative and hedging transactions. We have no off-balance sheet entities or off-balance sheet arrangements that we believe are reasonably likely to have a material adverse effect on liquidity or the availability of or the requirements for capital resources.

Derivatives

        We use derivative financial instruments to manage our overall exposures, and to assist our clients in managing their exposure, with respect to market risks and currency exchange rate and interest rate fluctuations. We also enter into derivative contracts for trading purposes to take advantage of market opportunities.

        The following table presents the contract/notional amount at fair value at December 31, 2003 of derivative positions held for trading and hedging purposes.

Contract/Notional at fair value (1)

(in millions of R$)
Interest rates:
Swap contracts	R$1,745
Swap contracts with daily reset	(2,297)
Future contracts	12,106
Forward contracts	22
Foreign currency:
Swap contracts	(1,603)
Swap contracts with daily reset	2,328
Future contracts	(489)
Forward contracts	281
Exchange coupon:
Future contracts	(397)
Equity securities:
Forward contracts	R$8

(1)	Includes both long and short positions, net.

        Non-hedging transactions

        Interest rate and currency swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The original maturity on these contracts at December 31, 2003 ranges from 2 days to 6 years. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions, due to movements in interest rates and the exchange rate of currencies.

        Interest rate and currency futures and forwards contracts are contracts for the delayed delivery of an instrument at a specified price or yield. The notional amounts represent the face value of the underlying instrument for which daily cash settlements of the price movements are made for the future contracts. Maturities of these contracts at December 31, 2003 range from 2 days to 5 years. The credit risk associated with future and forwards contracts is minimized due to daily or monthly cash settlements and by entering into transactions with a select number of high-quality institutions.

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

        Hedging transactions

        Fair value hedge: At December 31, 2003 we had swap contracts with notional amounts of R$1,837 million accounted for at fair value and recognized as hedges of the changes in fair value of our loans and long-term-debt-mortgage indebtedness.

        Cash flow hedge: At December 31, 2003 we had future contracts and swap contracts with a notional fair value of R$2,963 million and R$1,376 million, respectively, as hedges of the variability in expected future cash flows associated with the Yen fluctuations, the interbank interest rate (CDI) and the referential rate (TR) relate to certain loans, time deposits and mortgage indebteness.

        The carrying value, represented by fair value, of all derivatives described above are included in trading account assets and in other liability – derivative liability as summarized in Notes 6 and 17 to our consolidated financial statements.

        Financial Guarantees

        As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers, which are summarized below:

	Contractual amounts

	As of December 31, 2003

	(in millions of R$)
	2002	2003	Less than one year	1 to 3 years	3 to 5 years	After 5 years	No stated maturity

Co-obligation for credit assignment	R$15	R$29	R$-	R$3	R$-	R$26	R$-
Guarantees	4,251	3,207	771	503	201	632	1,100
Standby letters of credit and other letters of credit	302	118	-	-	-	-	118

        Co-obligation for credit assignment are assignments of credit in which we continue to have a co-payment obligation in the event of default by borrower.

        Guarantees and standby letters of credit are our conditional commitments to guarantee the performance of a customer to a third party in borrowing arrangements. Other letters of credit are issued to support transactions on behalf of customers.

        At December 31, 2003, the carrying value of financial guarantees is recorded in “Other liabilities” in the amount of R$8 million, including the provision for probable losses in the amount of R$1 million.

        For a detailed discussion of the impact of off-balance sheet arrangements see Note 28 and 29 to our consolidated financial statements.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        Debt obligations

        Our medium- and long-term debt obligations as of December 31, 2003 are summarized as follows:

		Payments due by period

Debt obligations	Total	Less than one year	1 to 3 years	3 to 5 years	After 5 years

	(in millions of R$)

Euronotes	R$2,591	R$2,104	R$390	R$21	R$76
Foreign onlending	253	39	96	80	38
Local onlending	5,664	2,068	2,103	843	650
Mortgage-backed notes (1)	807	772	35	-	-
Notes issued under securitization arrangements	2,453	143	676	941	693
Subordinated debt	1,468	11	-	-	1,457
Other long-term obligations (2)	112	61	51	-	-

Total debt obligations	R$13,348	R$5,198	R$3,351	R$1,885	R$2,914

(1)	Notes issued in the Brazilian Market, entirely collateralized by real estate loans.
(2)	Includes R$49 million of obligations under capital leases and R$63 million of accounts payable for the purchase of assets.

        For additional information related to contractual obligation see Note 16 to our consolidated financial statements.

        Other commitments

        We lease many properties under standard real estate leases that can be canceled at our option and include renewal options and escalation clauses. During 2002, we sold many properties used as branches and, subsequently, we rented them for the purpose of continuing our operations. Rescission of real estate leases were R$31 million 2003. Expenses of real estate leases were R$153 million in 2003. The following table set forth the real estate leases commitments:

Real estate leases commitments (in millions of R$)

2004	R$136
2005	114
2006	91
2007	70
2008	48
Thereafter	107

Total	R$566

        Our monthly amount of rental payments with no stated maturity in renew process and under litigation is R$2 million.

SELECTED STATISTICAL INFORMATION

        The following information is included for analytical purposes and should be read in connection with our U.S. GAAP Financial Statements.

        Average Consolidated Balance Sheet and Interest Rate Data

        The table below presents the average consolidated balances for our interest-earning assets and interest-bearing liabilities, the related interest income and expense amounts and the average yields and rates for each period. The average balances were calculated from the month-end principal balances together with the related accrued interest balances (see Note 2(b) to our consolidated financial statements).

        We have broken down certain liabilities into domestic and international currencies. The domestic balances represent liabilities denominated in reais while the international balances represent liabilities denominated in currencies other than reais, primarily the U.S. dollar. Asset balances were not broken down into domestic and international currencies, as substantially all of our assets are denominated in reais.

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

	As of December 31,
	2001			2002			2003
	Average		Average	Average		Average	Average		Average
	balance	Interest	yield/rate	balance	Interest	yield/rate	balance	Interest	yield/rate
	(in millions of R$, except percentages)
Interest-earning assets:
Interest-bearing deposits in other
banks	R$1,838	R$187	10.2%	R$2,280	R$182	8.0%	R$2,678	R$166	6.2%
Federal funds sold and securities
purchased under resale agreements	3,877	506	13.1	3,771	652	17.3	7,953	1,554	19.5
Central Bank compulsory deposits	646	74	11.5	871	173	19.9	3,063	512	16.7
Trading assets	10,406	1,861	17.9	8,001	906	11.3	5,690	886	15.6
Securities available for sale (1)	2,153	346	16.1	5,535	1,500	27.1	4,900	588	12.0
Securities held to maturity	742	56	7.5	5,079	3,113	61.3	5,532	(499)	(9.0)
Loans	21,783	6,677	30.7	23,708	8,514	35.9	23,749	6,138	25.8
Other interest-earning assets	42	6	14.3	62	5	8.1	65	10	15.4

Total interest-earning assets	41,487	9,713	23.4	49,307	15,045	30.5	53,630	9,355	17.4

Non-interest-earning assets:
Cash and due from banks	709			1,019			766
Central Bank compulsory deposits	803			1,252			803
Nonperforming loans	966			1,084			1,132
Allowance for loan losses	(1,232)			(1,374)			(1,301)
Investments in unconsolidated
companies	650			692			603
Premises and equipment	1,639			1,698			1,480
Goodwill and other intangibles	1,447			1,494			1,296
Other assets	4,734			5,138			6,170

Total non-interest-earning assets	9,716			11,003			10,949

Total assets	R$51,203	R$9,713	19.0%	R$60,310	R$15,045	24.9%	R$64,579	R$9,355	14.5%

Interest-bearing liabilities:
Time deposits:
Domestic	R$7,941	R$1,295	16.3%	R$13,218	R$2,390	18.1%	R$15,988	R$3,367	21.1%
International	322	36	11.2	581	21	3.6	764	18	2.4

Total	8,263	1,331	16.1	13,799	2,411	17.5	16,752	3,385	20.2

Savings deposits:
Domestic	4,281	333	7.8	5,103	397	7.8	5,442	509	9.4
International	138	5	3.6	181	7	3.9	293	7	2.4

Total	4,419	338	7.6	5,284	404	7.6	5,735	516	9.0

Deposits from banks:
Domestic	209	43	20.6	143	32	22.4	101	31	30.7
International	249	10	4.0	153	5	3.3	49	3	6.1

Total	458	53	11.6	296	37	12.5	150	34	22.7

Federal funds purchased and
securities sold under repurchase
agreements	8,175	1,134	13.9	8,251	1,270	15.4	6,426	1,142	17.8

Short-term borrowings:
Domestic	55	11	20.0	122	42	34.4	40	9	22.5
International	6,745	1,131	16.8	6,011	2,022	33.6	4,513	(453)	(10.0)

Total	6,800	1,142	16.8	6,133	2,064	33.7	4,553	(444)	(9.8)

Long-term debt:
Domestic	4,877	605	12.4	5,452	925	17.0	6,392	711	11.1
International	3,136	937	29.9	4,099	2,632	64.2	5,675	(1,013)	(17.9)

Total	8,013	1,542	19.2	9,551	3,557	37.2	12,067	(302)	(2.5)

Total interest-bearing liabilities	36,128	5,540	15.3	43,314	9,743	22.5	45,683	4,331	9.5

Non-interest-bearing liabilities:
Demand deposits:
Domestic	2,047			1,929			1,848
International	113			501			668

Total	2,160			2,430			2,516

Other non-interest-bearing
liabilities	7,099	-		8,479	-		9,886	-

Total non-interest bearing
liabilities	9,259	-		10,909	-		12,402	-

Total liabilities	45,387	5,540	12.2	54,223	9,743	18.0	58,085	4,331	7.5

Stockholders’ equity	5,816	-		6,087	-		6,494	-

Total liabilities and
stockholders’ equity	R$51,203	R$5,540		R$60,310	R$9,743		R$64,579	R$4,331

(1)	The average balance for securities classified as available for sale do not include the effect of changes in fair value.

        Changes in Interest Income and Expenses - Volume and Rate Analysis

        The following table shows the allocation of the changes in our interest income and expense between average volume and changes in the average yields/rates for 2002 compared to 2001 and to 2003. Volume and rate variances have been calculated based on movements of average balances over the period and changes in average interest yield/rates on interest-earning assets and interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to the change due to volume and the change due to rate on a proportional basis.

	2002/2001			2003/2002
	Increase/ (decrease) due to changes in:			Increase/ (decrease) due to changes in:
	Volume	Yield/rate	Net change	Volume	Yield/rate	Net change
	(in millions of R$)
Interest-earning assets:
Interest-bearing deposits in other banks	R$40	R$(45)	R$(5)	R$29	R$(45)	R$(16)
Federal funds sold and securities purchased under resale agreements	(14)	160	146	807	95	902
Central Bank compulsory deposits	32	67	99	370	(31)	339
Trading assets	(369)	(586)	(955)	(304)	284	(20)
Securities available for sale	803	351	1,154	(156)	(756)	(912)
Securities held to maturity	1,378	1,679	3,057	255	(3,867)	(3,612)
Loans	624	1,213	1,837	15	(2,391)	(2,376)
Other interest-earning assets	2	(3)	(1)	-	5	5

Total interest-earning assets	R$2,458	R$2,874	R$5,332	R$1,006	R$(6,696)	R$(5,690)

Interest-bearing liabilities:
Time deposits:
Domestic	R$941	R$154	R$1,095	R$547	R$430	R$977
International	18	(33)	(15)	6	(9)	(3)

Total	955	125	1,080	553	421	974
Savings deposits:
Domestic	64	-	64	28	84	112
International	2	-	2	3	(3)	-

Total	66	-	66	32	80	112

Deposits from banks:
Domestic	(15)	4	(11)	(11)	10	(1)
International	(3)	(2)	(5)	(5)	3	(2)

Total	(18)	2	(16)	(16)	13	(3)

Federal funds purchased and securities sold under repurchase agreements	11	125	136	(306)	178	(128)
Short-term borrowings:
Domestic	19	12	31	(22)	(11)	(33)
International	(135)	1,026	891	(399)	(2,076)	(2,475)

Total	(120)	1,042	922	(421)	(2,087)	(2,508)

Long-term debt:
Domestic	78	242	320	141	(355)	(214)
International	357	1,338	1,695	713	(4,358)	(3,645)

Total	436	1,579	2,015	846	(4,705)	(3,859)

Total interest-bearing liabilities	R$1,295	R$2,908	R$4,203	R$796	R$(6,208)	R$(5,412)

        Net Interest Margin and Spread

        The following table shows our average interest-earning assets, average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread for 2001, 2002 and 2003.

	For the Year Ended December 31,
	2001	2002	2003
	(in millions of R$, except percentages)

Total average interest-earning assets	R$41,487	R$49,307	R$53,630
Total average interest-bearing liabilities	36,128	43,314	45,683
Net interest income (1)	R$4,173	R$5,302	R$5,024
Average yield on average interest-earning assets	23.4%	30.5%	17.4%
Average rate on average interest-bearing liabilities	15.3	22.5	9.5
Net interest spread (2)	8.1	8.0	7.9
Net interest margin (3)	10.1%	10.8%	9.4%

(1)	Defined as total interest income less total interest expense.
(2)	Defined as the differences between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(3)	Defined as net interest income divided by average interest-earning assets.

        Returns on Equity and Assets

        The following table shows certain of our financial data for the periods indicated:

	For the Year Ended December 31,
	2001	2002	2003
	(in millions of R$, except percentages)

Net income	R$825	R$803	R$873
Average total assets	51,203	60,310	64,579
Average stockholders' equity	R$5,816	R$6,087	R$6,494
Net income as a percentage of average total assets	1.6%	1.3%	1.4%
Net income as a percentage of average stockholders' equity	14.2	13.2	13.4
Dividends payout ratio common and preferred (1)	39.3	42.4	49.2
Average stockholders' equity as a percentage of average total assets	11.4%	10.1%	10.1%

(1)	Defined as dividends declared per share divided by net income per share

        Securities Portfolio

        General

        The following table shows our portfolio of trading assets, securities available for sale and securities held to maturity as of December 31, 2001, 2002 and 2003. The amounts exclude our investments in unconsolidated companies (see Note 11 to our consolidated financial statements). Trading assets and securities available for sale are stated at fair value and securities held to maturity are stated at amortized cost (see Notes 2 (d), 2 (e), 2 (f), 6, 7, 8 and 28 to our consolidated financial statements).

	As of December 31,
	2001	% of total	2002	% of total	2003	% of total
	(in millions of R$, except percentages)
Trading assets:
Federal government securities (1)	R$9,399	79.6%	R$2,527	47.7%	R$4,190	71.4%
Brazilian sovereign bonds (3)	-	-	-	-	217	3.7
Securities of foreign governments	18	0.2	31	0.6	67	1.1
Corporate debt securities	31	0.3	23	0.4	240	4.1
Bank debt securities	29	0.2	28	0.5	89	1.5
Mutual funds (2)	1,914	16.2	2,282	43.1	539	9.2
Stocks	-	-	-	-	47	0.9
Derivative financial instruments	412	3.5	408	7.7	478	8.1

Total	R$11,803	100.0%	R$5,299	100.0%	R$5,867	100.0%

Trading assets as a percentage of total assets	22.1%	-	7.4%	-	8.9%	-
Securities available for sale:
Federal government securities	R$-	-%	R$1,823	29.4%	R$683	22.6%
Brazilian sovereign bonds (3)	254	8.1	726	11.7	-	-
Securities of foreign governments	-	-	-	-	29	0.9
Corporate debt securities	2,553	81.6	2,907	46.9	1,966	65.0
Bank debt securities	161	5.1	316	5.1	144	4.8
Stocks	164	5.2	243	3.9	151	5.0
Mutual funds	-	-	181	3.0	51	1.7

Total	R$3,132	100.0%	R$6,196	100.0%	R$3,024	100.0%

Securities available for sale as a percentage of total assets	5.9%	-	8.6%	-	4.6%	-
Securities held to maturity:
Federal government securities	R$-	-%	R$5,912	89.3%	R$4,285	74.2%
Brazilian sovereign bonds (3)	107	16.2	305	4.6	1,140	19.8
Securities of foreign governments	-	-	1	-	-	-
Corporate debt securities	467	70.7	404	6.1	291	5.0
Bank debt securities	87	13.1	-	-	59	1.0

Total	R$661	100.0%	R$6,622	100.0%	R$5,775	100.0%

Securities held to maturity as a percentage of total assets	1.2%	-	9.2%	-	8.8%	-

(1)	Consists of domestic securities issued by the Central Bank and the Brazilian Treasury, except for R$10 million, R$50 million and R$217 million, represented by Brady Bonds and Global Bonds issued by the Brazilian government abroad as of December 31, 2001, 2002 and 2003, respectively.
(2)	The portfolios of mutual funds held by our insurance, capitalization and private retirement companies are represented mainly by federal government securities.
(3)	Consists primarily of Brady Bonds and Global Bonds issued by Brazilian government abroad.

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

        At December 31, 2001, 2002 and 2003 we held no securities of a single issuer or related group of companies whose the aggregate book value and market value exceeded 10% of our stockholders’ equity, except for the R$9,760, R$11,293 and R$10,515 of investment on Federal government securities and Brazilian sovereign bonds representing 163.9%, 180.8% and 155.7% of our stockholders’ equity, respectively.

        Maturity Distribution

        The following table shows the maturity distribution and average yields as of December 31, 2003 for our trading assets, securities available for sale and securities held to maturity. Brazilian tax law does not currently provide income tax exemptions for interest earned on any investment securities. Therefore interest income has not been presented on a tax-equivalent – basis.

	As of December 31, 2003
	Due in 1 year or less		Due in between 1 and 5 years		Due in between 5 and 10 years		Due after 10 years		Total
	R$	Yield % (3)	R$	Yield % (3)	R$	Yield % (3)	R$	Yield % (3)	R$	Yield % (3)
	(in millions of R$, except percentages)
Trading assets:
Federal government securities	R$4,190	16.2%	R$-	-%	R$-	-%	R$-	-%	R$4,190	16.2%
Brazilian sovereign bonds	217	8.9	-	-	-	-	-	-	217	8.9
Securities of foreign governments	67	12.7	-	-	-	-	-	-	67	12.7
Corporate debt securities	240	7.9	-	-	-	-	-	-	240	7.9
Bank debt securities	89	6.9	-	-	-	-	-	-	89	6.9
Mutual funds (1)	539	-	-	-	-	-	-	-	539	-
Stocks	47	-	-	-	-	-	-	-	47	-
Derivative financial instruments	478	-	-	-	-	-	-	-	478	-

Total (3)	R$5,867	15.2%	R$-	-%	R$-	-%	R$-	-%	R$5,867	15.2%

Securities available for sale: (2)
Federal government securities	R$258	8.7%	R$370	14.9%	R$51	10.2%	R$-	-%	R$679	12.2%
Securities of foreign governments	29	-	-	-	-	-	-	-	29	0.1
Corporate debt securities	606	23.2	1,172	23.1	249	16.7	1	5.5	2,028	22.3
Bank debt securities	10	9.9	127	18.8	2	5.0	-	-	139	18.0
Stocks (1)	169	-	-	-	-	-	-	-	169	-
Mutual funds	51	-	-	-	-	-	-	-	51	-

Total (3)	R$1,123	17.7%	R$1,669	20.9%	R$302	15.5%	R$1	5.5%	R$3,095	18.1%

Securities held to maturity:
Federal government securities	R$2,206	12.0%	R$1,936	12.5%	R$-	-%	R$143	10.4%	R$4,285	12.2%
Brazilian sovereign bonds	92	5.7	338	8.8	707	11.2	3	8.0	1,140	10.1
Corporate debt securities	31	10.9	260	9.2	-	-	-	-	291	9.2
Bank debt securities	-	-	59	10.2	-	-	-	-	59	10.3

Total (3)	R$2,329	11.7%	R$2,593	11.7%	R$707	11.2%	R$146	10.3%	R$5,775	11.6%

(1)	Average yields are not shown as such yields are not meaningful. These securities have been excluded from the calculation of the total yield.
(2)	Historical cost balances have been used to compute yield. The gross fair value adjustments in the amount of R$71 million (loss) are reflected as a component of stockholders’ equity and was not included in the calculation of the yield.
(3)	These yields do not include the monetary correction component of our securities.

        The following table presents our securities portfolio by currency as of December 31, 2001, 2002 and 2003.

	At fair value		At amortized cost
	Trading assets	Securities available for sale	Securities held to maturity	Total
	(in millions of R$)
As of December 31, 2001
Brazilian currency ( reais )	R$5,977	R$2,583	R$-	R$8,560
Indexed by foreign currency (1)	5,734	-	-	5,734
Denominated in foreign currency (1)	92	549	661	1,302

Total	R$11,803	R$3,132	R$661	R$15,596

As of December 31, 2002
Brazilian currency ( reais )	R$3,246	R$3,877	R$19	R$7,142
Indexed by foreign currency (1)	1,914	972	5,893	8,779
Denominated in foreign currency (1)	139	1,347	710	2,196

Total	R$5,299	R$6,196	R$6,622	R$18,177

As of December 31, 2003
Brazilian currency ( reais )	R$5,257	R$2,658	R$347	R$8,262
Indexed by foreign currency (1)	609	157	3,938	4,704
Denominated in foreign currency (1)	1	209	1,490	1,700

Total	R$5,867	R$3,024	R$5,775	R$14,666

(1)	Predominantly U.S. dollar

        Central Bank Compulsory Deposits

        We are required to maintain certain deposits with the Central Bank. The following shows the amounts of these deposits at December 31, 2001, 2002 and 2003.

	As of December 31,
	2001		2002		2003
	R$	% of total compulsory deposits	R$	% of total compulsory deposits	R$	% of total compulsory deposits
	(in millions of R$, except percentages)
Type of deposit:
Non-interest-earning	R$746	47.8%	R$698	17.8%	R$824	20.0%
Interest-earning	815	52.2	3,228	82.2	3,292	80.0

Total	R$1,561	100.0%	R$3,926	100.0%	R$4,116	100.0%

        At December 31, 2002 and 2003 we had also R$3,720 million and R$2,547 million, respectively, of federal funding government securities, linked to the Central Bank in the form of compulsory deposits, recorded as trading assets, securities available for sale and securities held to maturity.

        Loans

        The following table shows our loan portfolio by category of the borrower’s principal business sector by gross loans outstanding. Substantially all of our loans are to borrowers domiciled in Brazil and are denominated in reais. Additionally, approximately half of our loan portfolio is indexed to Brazilian base interest rates or in to U.S. dollar.

	As of December 31,
	1999	2000	2001	2002	2003
	(in millions of R$)
Type of loan:
Commercial:
Industrial and other	R$6,765	R$9,264	R$11,783	R$12,480	R$13,122
Import financing	1,424	1,302	1,306	1,231	759
Export financing	2,110	2,457	1,968	2,714	2,510
Real estate loans, primarily residential housing loans	420	466	494	648	844
Direct lease financing	832	838	722	520	471
Individuals:
Overdraft	617	781	960	873	795
Financing	1,393	2,350	3,075	3,503	3,703
Credit card	598	1,262	1,777	1,516	1,862
Agricultural	477	727	825	791	812
Nonperforming loans	278	867	1,002	978	1,161
Allowance for loan losses	(756)	(1,005)	(1,276)	(1,389)	(1,317)

Loans, net	R$14,158	R$19,309	R$22,636	R$23,865	R$24,722

        The loans categories shown above are as follows:

        Commercial - Commercial loans include loans to corporate customers, including small businesses, as well as the financing of imports for corporate customers. Additionally, we make advances to corporate exporters under trade exchange contracts. Generally, these loans have short-to medium-term maturities.

        Real estate - Real estate loans comprise primarily mortgage loans to individuals for residences, which generally have long-term maturities, as well as mortgage loans to construction companies, which generally have medium-term maturities.

        Direct lease financing - Direct lease contracts consist primarily of leases of equipment and automobiles to both corporate and individual borrowers.

        Individuals - Loans to individuals include lines of credit to individuals as a result of overdrafts on their related deposit accounts under pre-approved credit limits. Additionally, we finance personal loans for various needs and credit card for individuals.

        Agricultural - Agricultural loans represent loans to borrowers who operate in the agricultural business, including farming, produce, livestock and forestry.

        Nonperforming Loans

        The following table shows our nonperforming loans, together with certain asset quality ratios for the years 1999 through 2003. We consider all loans 60 days or more overdue as nonperforming and subject to review for impairment. Small-balance homogenous loans, such as overdrafts, credit card receivables, residential housing loans and consumer installment loans, are aggregated for purposes of evaluating impairment. Larger-balance loans are assessed based on the risk characteristics of each individual borrower. We do not have any material restructured loans. Charge-off normally occurs if no payment is received within 360 days.

	As of or for the Year Ended December 31,
	1999	2000	2001	2002	2003
	(in millions of R$, except percentages)

Nonperforming loans	R$278	R$867	R$1,002	R$978	R$1,161
Foreclosed assets, net of reserves	127	181	129	92	95

Total nonperforming loans and foreclosed assets	R$405	R$1,048	R$1,131	R$1,070	R$1,256

Allowance for loan losses	756	1,005	1,276	1,389	1,317
Total loans	R$14,914	R$20,314	R$23,912	R$25,254	R$26,039
Nonperforming loans as a percentage of total loans	1.9%	4.3%	4.2%	3.9%	4.5%
Nonperforming loans and foreclosed assets as a percentage of total loans	2.7	5.2	4.7	4.2	4.8
Allowance for loan losses as a percentage of total loans	5.1	4.9	5.3	5.5	5.1
Allowance for loan losses as a percentage of nonperforming loans	272	116	127	142	113
Allowance for loan losses as a percentage of nonperforming loans and foreclosed assets	187	96	113	130	105
Net charge-offs during the period as a percentage of average loans outstanding (including nonperforming loans)	3.0%	2.7%	3.6%	4.8%	3.8%

        Credit Approval Process

        For a discussion of our approval process for retail and wholesale loans, including credit card loans, see “Item 11 - Quantitative and Qualitative Disclosures about Market Risk - Risk Management - Credit Risk”.

        Risks of the Loan Portfolio by Category

        Credit Risk - Lending

        For a discussion of credit risk - lending, see “Item 11 - Quantitative and Qualitative Disclosures about Market Risk - Credit”.

        Indexation

        Substantially all of our loan portfolio is denominated in reais. However, a part of the portfolio is indexed to or denominated in foreign currencies, primarily the U.S. dollar, which at December 31, 2001, 2002 and 2003 represented, 27.2%, 27.7% and 22.9%, respectively, of our total loan portfolio. Our main loan transactions denominated in or indexed to the U.S. dollar consist of onlending of eurobonds and export and import financing.

        Maturity and Interest Rate Sensitivity of Loans

        The following tables show the maturity distribution of our loan portfolio by category as well as the interest rate sensitivity of the loan portfolio by maturity distribution.

	As of December 31, 2003
		Due in	Due in	Due in	Due in	Due in
	Due in	between	between	between	between	between	Due	No	Total	Allowance
	1 month	1 and 3	3 and 6	6 months	1 and 3	3 and 5	after	stated	gross	for loan
	or less	months	months	and 1 year	years	years	5 years	maturity	loans	losses	Total

	(in millions of R$)
Type of loan:
Commercial:
Industrial and other	R$2,413	R$1,805	R$1,306	R$1,960	R$3,656	R$1,102	R$829	R$435	R$13,506	R$638	R$12,868
Import financing	46	211	232	137	105	14	13	8	766	10	756
Export financing	321	678	537	425	437	80	9	24	2,511	10	2,501
Real estate loans	54	60	69	100	208	133	277	13	914	32	882
Direct lease financing	33	51	67	108	199	19	1	5	483	16	467
Individuals:
Overdraft	336	433	13	-	-	-	-	82	864	61	803
Financing	764	508	613	922	1,083	29	2	115	4,036	297	3,739
Credit card	1,267	297	101	69	1	-	-	411	2,146	202	1,944
Agricultural	128	87	245	193	61	32	62	5	813	51	762

Total	R$ 5,362	R$ 4,130	R$ 3,183	R$ 3,914	R$ 5,750	R$ 1,409	R$ 1,193	R$ 1,098	R$26,039	R$ 1,317	R$ 24,722

        Credit card loans require minimum payment, which ranges from 15% to 20% of the outstanding balance and the remaining balances may be rolled-over at the customer’s discretion.

As of December 31, 2003
		Due in	Due in	Due in	Due in	Due in
	Due in	between	between	between	between	between	Due	No	Total
	1 month	1 and 3	3 and 6	6 months	1 and 3	3 and 5	after	stated	gross
	or less	months	months	and 1 year	years	years	5 years	maturity	loans

(in millions of R$)
Loans to customers by maturity subject to:
Variable rates	R$1,154	R$1,557	R$1,643	R$2,125	R$3,658	R$1,132	R$1,013	R$293	R$12,575
Fixed rates	4,208	2,573	1,540	1,789	2,092	277	180	805	13,464

Total	R$5,362	R$4,130	R$3,183	R$3,914	R$5,750	R$1,409	R$1,193	R$1,098	R$26,039

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

        Loans by Economic Activity

        The following table shows our loans by borrowers’ economic activity as of December 31, 2001, 2002 and 2003. The table does not include nonperforming loans and contingent loans.

	As of December 31,

	2001		2002		2003

	Loan portfolio	% of loan portfolio	Loan portfolio	% of loan portfolio	Loan portfolio	% of loan portfolio

	(in millions of R$, except percentages)

Manufacturing
Food, beverages and tobacco	R$777	3.4%	R$1,453	6.0%	R$1,353	5.4%
Basic metal industries	835	3.6	1,263	5.2	755	3.0
Electricity, gas and water	1,309	5.7	1,259	5.2	1,181	4.7
Chemical and pharmaceutical	781	3.4	1,172	4.8	1,080	4.3
Paper, pulp, paper and wood products	989	4.3	1,001	4.1	985	4.0
Automobile industry	767	3.3	841	3.5	1,215	4.9
Extractive	802	3.5	630	2.6	414	1.7
Production of metal goods	264	1.2	559	2.3	269	1.1
Petroleum	401	1.8	511	2.1	474	1.9
Textiles, clothing and leather goods	250	1.1	337	1.4	278	1.1
Electronic and communication equipment	211	0.9	249	1.0	115	0.5
Electric and electronic	203	0.9	184	0.8	156	0.6
Production of machines and equipment	595	2.6	153	0.6	613	2.5
Rubber and plastic	136	0.6	147	0.6	106	0.5
Other manufacturing industries	8	-	26	0.1	7	-

Subtotal	8,328	36.3	9,785	40.3	9,001	36.2

Retailers
Retail	1,552	6.8	1,343	5.5	1,523	6.1
Wholesale	847	3.7	887	3.7	1,204	4.8

Subtotal	2,399	10.5	2,230	9.2	2,727	10.9

Financial service
Financial companies	263	1.1	197	0.8	150	0.6
Insurance companies and private pension funds	109	0.5	58	0.2	5	-

Subtotal	372	1.6	255	1.0	155	0.6

Residential construction loans	71	0.3	105	0.4	254	1.0

Other services:
Post office and telecommunications	1,034	4.5	1,209	5.0	1,143	4.6
Transportation	973	4.2	848	3.5	1,186	4.8
Real estate services	379	1.7	482	2.0	385	1.5
Construction	269	1.2	330	1.4	416	1.7
Cultural and sport leisure activities	35	0.2	202	0.8	150	0.6
Health and social services	115	0.5	112	0.5	122	0.5
Education	101	0.4	94	0.4	106	0.4
Associative activities	194	0.8	83	0.3	97	0.4
Lodging and catering services	74	0.3	80	0.3	70	0.3
Other	1,291	5.8	1,157	4.8	1,267	5.1

Subtotal	4,465	19.6	4,597	19.0	4,942	19.9

Agriculture, livestock, forestry and fishing	825	3.6	791	3.3	812	3.3
Individuals:
Consumer loans	5,829	25.4	5,894	24.3	6,360	25.6
Residential mortgage loans	423	1.8	542	2.2	590	2.4
Lease financing	198	0.9	77	0.3	37	0.1

Subtotal	6,450	28.1	6,513	26.8	6,987	28.1

Total	R$22,910	100.0%	R$24,276	100.0%	R$24,878	100.0%

        Classification of Loan Portfolio

        The following table shows the current classification of our loan portfolio by risk category, with AA represents minimum credit risk and H represents extremely high credit risk. At December 31, 2001, 2002 and 2003, approximately 91.8%, 91.1% and 91.1% of our loan portfolio is classified in the categories AA to C which representing loans on full accrual status.

As of December 31, 2001

Loans						Nonperforming loans					Allowance for loan losses

Risk level	Whole-sale	Retail	Wealth management	Insurance	Total	Whole-sale	Retail	Wealth management	Insurance	Total	Whole-sale	Retail	Wealth management	Insur-ance	Total

AA	R$7,200	R$2,950	R$154	R$340	R$10,644	R$-	R$-	R$-	R$-	R$-	R$-	R$-	R$-	R$-	R$-
A	2,321	3,578	22	-	5,921	-	-	-	-	-	12	24	-	-	36
B	1,711	668	19	-	2,398	-	-	-	-	-	17	8	-	-	25
C	2,449	530	8	-	2,987	3	3	-	-	6	97	23	-	-	120
D	118	277	3	-	398	6	170	1	-	177	17	84	1	-	102
E	59	57	3	-	119	30	159	-	-	189	27	78	1	-	106
F	44	46	4	-	94	2	154	-	-	156	23	111	2	-	136
G	111	29	-	-	140	3	146	-	-	149	80	137	-	-	217
H	63	133	13	-	209	28	290	3	4	325	91	423	16	4	534

Total	R$14,076	R$8,268	R$226	R$340	R$22,910	R$72	R$922	R$4	R$4	R$1,002	R$364	R$888	R$20	R$4	R$1,276

As of December 31, 2002

Loans						Nonperforming loans					Allowance for loan losses

Risk level	Whole-sale	Retail	Wealth management	Insurance	Total	Whole-sale	Retail	Wealth management	Insurance	Total	Whole-sale	Retail	Wealth management	Insur-ance	Total

AA	R$6,245	R$2,551	R$224	R$337	R$9,357	R$-	R$-	R$-	R$-	R$-	R$-	R$-	R$-	R$-	R$-
A	2,314	4,187	32	-	6,533	-	-	-	-	-	12	22	-	-	34
B	2,064	524	12	-	2,600	-	-	-	-	-	21	5	-	-	26
C	4,004	484	11	-	4,499	-	14	-	-	14	162	22	-	-	184
D	394	234	2	-	630	2	142	-	-	144	52	55	-	-	107
E	131	78	2	-	211	83	129	-	-	212	94	67	-	-	161
F	20	50	1	-	71	17	112	4	-	133	19	85	3	-	107
G	126	38	8	-	172	33	111	-	-	144	123	107	6	-	236
H	109	89	5	-	203	32	289	7	3	331	141	378	12	3	534

Total	R$15,407	R$8,235	R$297	R$337	R$24,276	R$167	R$797	R$11	R$3	R$978	R$624	R$741	R$21	R$3	R$1,389

As of December 31, 2003

Loans						Nonperforming loans					Allowance for loan losses

Risk level	Whole-sale	Retail	Wealth management	Insurance	Total	Whole-sale	Retail	Wealth management	Insurance	Total	Whole-sale	Retail	Wealth management	Insur-ance	Total

AA	R$7,884	R$2,391	R$214	R$357	R$10,846	R$-	R$-	R$-	R$-	R$-	R$10	R$-	R$-	R$-	R$10
A	3,122	4,996	14	-	8,132	-	-	-	-	-	17	25	-	-	42
B	1,812	812	8	-	2,632	-	-	-	-	-	25	8	-	-	33
C	1,615	497	2	-	2,114	59	19	-	-	78	71	17	-	-	88
D	389	178	2	-	569	17	157	-	-	174	128	50	-	-	178
E	212	67	1	-	280	97	151	-	-	248	93	69	-	-	162
F	16	47	1	-	64	20	134	-	-	154	24	93	-	-	117
G	19	29	7	-	55	3	117	-	-	120	5	104	5	-	114
H	121	56	9	-	186	57	312	17	1	387	178	368	26	1	573

Total	R$15,190	R$9,073	R$258	R$357	R$24,878	R$253	R$890	R$17	R$1	R$1,161	R$551	R$734	R$31	R$1	R$1,317

        Allowance for Loan Losses

        The following table shows activity in the allowance for loan losses for 1999, 2000, 2001, 2002 and 2003.

	As of or for the Year Ended December 31,

	1999	2000	2001	2002	2003

	(in millions of , except percentages)

Balance at beginning of period	R$671	R$756	R$1,005	R$1,276	R$1,389
Charge-offs:
Commercial:
Industrial and other	(250)	(233)	(316)	(293)	(366)
Export financing	(69)	-	-	(9)	(25)
Real estate loans	(53)	(13)	(27)	(36)	(21)
Direct lease financing	(52)	(16)	(4)	(15)	(1)
Individuals:
Overdraft	(91)	(14)	(19)	(93)	(79)
Financing	(229)	(252)	(363)	(436)	(412)
Credit card	(116)	(199)	(565)	(647)	(426)
Agricultural	(9)	(5)	(4)	-	-

Total charge-offs	R$(869)	R$(732)	R$(1,298)	R$(1,529)	R$(1,330)

Recoveries:
Commercial:
Industrial and other	R$184	R$129	R$169	R$111	R$83
Export financing	9	11	4	4	10
Real estate	21	2	1	12	1
Direct lease financing	2	1	38	8	2
Individuals:
Overdraft	38	13	19	23	17
Financing	109	98	97	57	148
Credit card	51	44	139	136	116
Agricultural	6	7	2	-	-

Total recoveries	R$420	R$305	R$469	R$351	R$377

Net charge-offs	R$(449)	R$(427)	R$(829)	R$(1,178)	R$(953)
Provision for loan losses	534	676	1,100	1,291	881

Balance at the end of period	R$756	R$1,005	R$1,276	R$1,389	R$1,317

Ratio of net charge-offs during the period
to average loans outstanding including
nonperforming loans during the period	3.0%	2.7%	3.6%	4.8%	3.8%

        Based on information available regarding our debtors, we believe that our aggregate allowance for loan losses is sufficient to cover probable losses in our loan portfolio.

        The following table shows our provision for loan losses, loan charge-offs and loan recoveries included in result of operations for 2001, 2002 and 2003:

	For the Year Ended December 31,			% Change

	2001	2002	2003	2002/2001	2003/2002

	(in millions of R$, except percentages)

Provision for loan losses	R$1,100	R$1,291	R$881	17.4%	(31.8)%
Loan charge-offs	(1,298)	(1,529)	(1,330)	17.8	(13.0)
Loan recoveries	469	351	377	(25.2)	7.4

Net charge-offs	R$(829)	R$(1,178)	R$(953)	42.1%	(19.1)%

Provision to loans (1)	4.8%	5.2%	3.5%

(1)	Provision expressed as a percentage of average loans, including nonperforming loans.

        For information regarding the allowance for loan losses, provision for loan losses, loan charge-offs, loan recoveries and nonperforming loans, see “Item 5.A. Operating Results”.

        Allocation of the Allowance for Loan Losses

        The following table shows our allocation of the allowance for loan losses as of December 31, 1999, 2000, 2001, 2002 and 2003. The allocated amount of the allowance is expressed as a percentage of the related loan amount with the corresponding percentage of the loan category to total loans.

	As of December 31,

	1999			2000			2001

	Allocated allowance	Allocated allowance as a percentage of total loans	Loans category as a percentage of total loans	Allocated allowance	Allocated allowance as a percentage of total loans	Loans category as a percentage of total loans	Allocated allowance	Allocated allowance as a percentage of total loans	Loans category as a percentage of total loans

Type of loan:
Commercial:
Industrial and other	R$270	1.8%	45.9%	R$551	2.7%	47.0%	R$486	2.0%	50.1%
Import financing	37	0.2	9.6	18	0.1	6.4	15	0.1	5.5
Export financing	23	0.2	14.3	16	0.1	12.1	21	0.1	8.2
Real estate loans, primarily residential housing loans	14	0.1	2.9	41	0.2	2.5	41	0.2	2.1
Direct lease financing	86	0.6	6.0	78	0.4	4.5	88	0.4	3.3
Individuals:
Overdraft	27	0.2	4.3	56	0.2	3.9	78	0.3	4.4
Financing	190	1.2	9.8	112	0.6	12.9	259	1.1	14.7
Credit card	102	0.7	4.0	96	0.5	7.1	225	0.9	8.2
Agricultural	7	0.1	3.2	37	0.1	3.6	63	0.2	3.5

Total	R$756	5.1%	100.0%	R$1,005	4.9%	100.0%	R$1,276	5.3%	100.0%

	As of December 31,

	2002			2003

	Allocated allowance	Allocated allowance as a percentage of total loans	Loans category as a percentage of total loans	Allocated allowance	Allocated allowance as a percentage of total loans	Loans category as a percentage of total loans

	(in millions of R$, except percentages)

Type of loan:
Commercial:
Industrial and other	R$700	2.8%	50.6%	R$638	2.5%	51.9%
Import financing	19	0.1	4.9	10	-	2.9
Export financing	17	0.1	10.8	10	-	9.6
Real estate loans, primarily residential housing loans	55	0.2	2.8	32	0.1	3.5
Direct lease financing	32	0.1	2.1	16	0.1	1.9
Individuals:
Overdraft	58	0.2	3.7	61	0.2	3.3
Financing	298	1.2	15.1	297	1.2	15.6
Credit card	146	0.6	6.8	202	0.8	8.2
Agricultural	64	0.2	3.2	51	0.2	3.1

Total	R$1,389	5.5%	100.0%	R$1,317	5.1%	100,0%

        Average Deposit Balances and Interest Rates

        The following table shows the average balance of deposits together with the average interest rate paid for each period presented.

	As of or for the Year Ended December 31,

	2001		2002		2003

	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate

	(in millions of R$, except percentages)

Domestic deposits:
Non-interest-bearing deposits:
Demand deposits	R$2,047	-%	R$1,929	-%	R$1,848	-%
Interest-bearing deposits:
Deposits from banks	209	20.6	143	22.4	101	30.7
Savings deposits	4,281	7.8	5,103	7.8	5,442	9.4
Time deposits	7,941	16.3	13,218	18.1	15,988	21.1

Total interest-bearing deposits	12,431	13.4	18,464	15.3	21,531	18.1

Total domestic deposits	14,478	11.5	20,393	13.8	23,379	16.7

International deposits: (1)
Non-interest-bearing deposits:
Demand deposits	R$113	-%	R$501	-%	R$668	-%
Interest-bearing deposits:
Deposits from banks	249	4.0	153	3.3	49	6.1
Savings deposits	138	3.6	181	3.9	293	2.4
Time deposits	322	11.2	581	3.6	764	2.4

Total interest-bearing deposits	709	7.2	915	3.6	1,106	2.5

Total international deposits	822	6.2	1,416	2.3	1,774	1.6

Total deposits	R$15,300	11.2%	R$21,809	13.1%	R$25,153	15.6%

(1)	Denominated in currencies other than reais, primarily U.S. dollar.

        Maturity of Deposits

        The following table shows the maturity distribution of our deposits at December 31, 2003.

	As of December 31, 2003

	Due in 3 months or less	Due in between 3 and 6 months	Due in between 6 months and 1 year	Due after 1 year	Total

	(in millions of R$)

Domestic deposits:
Non-interest-bearing deposits:
Demand deposits	R$2,138	R$-	R$-	R$-	R$2,138
Interest-bearing deposits:
Deposits from banks	34	150	17	3	204
Savings deposits	5,796	-	-	-	5,796
Time deposits	3,221	2,443	1,931	8,113	15,708

Total interest-bearing deposits	9,051	2,593	1,948	8,116	21,708

Total domestic deposits	11,189	2,593	1,948	8,116	23,846

International deposits: (1)
Non-interest-bearing deposits:
Demand deposits	R$576	R$-	R$-	R$-	R$576
Interest-bearing deposits:
Deposits from banks	46	1	-	25	72
Savings deposits	367	-	-	-	367
Time deposits	687	33	104	15	839

Total interest-bearing deposits	1,100	34	104	40	1,278

Total international deposits	1,676	34	104	40	1,854

Total deposits	R$12,865	R$2,627	R$2,052	R$8,156	R$25,700

(1)	Denominated in currencies other than reais, primarily U.S. dollar.

        The following table shows the maturity of outstanding deposits with balances in excess of US$100,000 (or its equivalent) issued by us at December 31, 2003.

	Currency
	Domestic	International

	(in millions of R$)

Maturity within 3 months	R$3,080	R$687
Maturity after 3 months but within 6 months	2,301	33
Maturity after 6 months but within 12 months	1,686	104
Maturity after 12 months	5,866	15

Total deposits in excess of US$100,000	R$12,933	R$839

        Capital

        Specific regulatory capital requirements are discussed in “Item 4.B. Business Overview - Regulation and Supervision”.

        Minimum Capital Requirements

        The following table shows our actual capital as compared to the minimum capital required by the Central Bank rules and presented in accordance with accounting principles adopted in Brazil.

	As of December 31,

	Partial consolidation (1)			Full consolidation (2)

	(in millions of R$)
	2001	2002	2003	2001	2002	2003

Our regulatory capital	R$6,203	R$7,561	R$8,800	R$7,106	R$8,175	R$9,433
Minimum regulatory capital required	4,975	5,296	5,204	5,339	5,746	5,626

Excess over minimum regulatory
capital required	R$1,228	R$2,265	R$3,596	R$1,767	R$2,429	R$3,807

(1)	Partial consolidation excludes non-financial subsidiaries.
(2)	Full consolidation includes both financial and non-financial subsidiaries.

        For additional information on capital – minimum capital requirements see Note 31 to our Consolidated financial statements and “Item 5.B Liquidity and Capital Resources – Sources of Funding - Capital”.

        Short-term Borrowings

        The following table presents a summary of the primary short-term borrowings for the periods indicated.

	As of or for the Year Ended December 31,

	2001	2002	2003

	(in millions of R$, except percentages)
Federal funds purchased and securities sold under
repurchase agreements:
Amount outstanding	R$7,587	R$13,806	R$6,750
Maximum amount outstanding during the period	10,461	13,806	9,827
Weighted average interest rate at period-end	19.0%	24.8%	16.3%
Average amount outstanding during period	8,175	8,251	6,426
Weighted average interest rate	13.9%	15.4%	17.8%
Import and export financing:
Amount outstanding	R$3,359	R$4,121	R$2,505
Maximum amount outstanding during the period	4,429	4,489	4,232
Weighted average interest rate at period-end	4.1%	3.7%	3.5%
Average amount outstanding during period	3,879	3,727	3,319
Weighted average interest rate	21.9%	49.8%	(13.3)%
Commercial paper:
Amount outstanding	R$808	R$721	R$-
Maximum amount outstanding during the period	1,009	1,178	729
Weighted average interest rate at period-end	2.2%	2.2%	-%
Average amount outstanding during period	740	703	266
Weighted average interest rate	7.3%	5.8%	5.3%
Other interbank borrowings:
Amount outstanding	R$1,812	R$1,327	R$580
Maximum amount outstanding during the period	2,260	1,750	1,253
Weighted average interest rate at period-end	3.9%	2.7%	2.3%
Average amount outstanding during period	1,968	1,537	898
Weighted average interest rate	10.3%	11.8%	(2.8)%

Other	R$261	R$136	R$28

Total	R$13,827	R$20,111	R$9,863

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

Unibanco

We are managed by our:

  Board of Directors (Conselho de Administração), consisting of eight directors; and

  Board of Officers (Diretoria), consisting of twenty-four executive officers (which compose the Board of Executive Officers), forty-four officers and fifty-one deputy officers.

The Board of Directors is our decision-making body. It determines our general corporate guidelines and policies by:

  establishing our corporate strategy;

  reviewing our business plans; and

  supervising and monitoring the activities of our executive officers.

The Board of Officers is elected by our Board of Directors. The Board of Executive Officers is responsible for the management and supervision of our corporate activities by ensuring compliance with our general corporate guidelines and policies established at general shareholders meetings, by our Board of Directors and pursuant to our by-laws. All members of the Board of Officers have the power to act on our behalf pursuant to our by-laws.

As part of our strategic relationship with certain of our major foreign shareholders, we allow these foreign shareholders to select one person to serve as an officer of Unibanco. Such officer is responsible for managing Unibanco's commercial relationships (i) with the various companies from the appointing shareholder's home country who already have, or have expressed an interest in having, business operations in Brazil, and (ii) with Brazilian companies who already have, or have expressed an interest in having, business operations in the appointing shareholder's home country.

Currently, three of Unibanco's Executive Officers have been selected by our major foreign shareholders: (i) Mr. Edwin Rindt, who is responsible for our German Desk operations, selected by Commerzbank A.G.; (ii) Mr. Koji Yamada, who is responsible for our Japanese Desk operations, selected by Mizuho Financial Corporate Bank; and (iii) Mr. Tiago Jorge Rocha e Silva Mateus das Neves, who is responsible for our Portuguese Desk operations, selected by Caixa Brasil S.G.P.S. S.A.

Our Board of Executive Officers consists of one Chief Executive Officer, one Executive President of the Retail Banking Group, two Executive Vice Presidents, four Vice Presidents and sixteen Executive Officers.

The Chief Executive Officer is primarily responsible for:

  leading the management of our company;

  coordinating and supervising the performance of the Executive Vice Presidents and the Vice Presidents; and

  ensuring compliance with the guidelines and policies established by the Board of Directors.

The Executive Vice Presidents are responsible for the operational and administrative management of the retail and wholesale banking activities, which comprise the following areas:

  the retail banking network;

  customer-site branches;

  credit card operations;

  retail banking credit;

  consumer finance;

  retail banking operations generally;

  the corporate and middle market business units;

  investment banking;

  treasury and international operations;

  national and international securities distribution; and

  private banking.

The Vice Presidents are primarily responsible for:

  planning of efficiency;

  planning, controlling, accounting and management of systems;

  management of assets; and

  insurance and fund pension.

The Executive Officers are responsible for the management and supervision of the areas delegated by the Board of Directors or by the Board of Officers and for the supervision and coordination of the performance of the Officers that are under their supervision.

The Officers are responsible for the management and supervision of the areas delegated by the Board of Executive Officers and for the supervision and co-ordination of the performance of the Deputy Officers that are under their direct supervision.

The Deputy Officers are responsible for the management and supervision of the areas delegated by the Board of Executive Officers or by the Officers.

Pursuant to Brazilian law, each member of our Board of Directors and Board of Officers must be approved by the Central Bank. As indicated in the table below, 2 new directors and 16 new officers were elected at our April 30, 2004 Board of Directors and shareholders meetings and their election is still pending approval by the Central Bank. In addition, in connection with changes to our management structure approved at the April 30, 2004 meetings, we (i) elected a new Chairman and Vice Chairman of our Board of Directors; (ii) named two executive officers for new positions and; (iii) added 2 new positions to our Board of Officers. These changes and elections are still pending Central Bank approval. All of our other directors and officers have been approved by the Central Bank.

As of the date of this Annual Report, our directors and officers are:

Directors	Position	Date of Birth

Pedro Sampaio Malan**	Chairman	February 19, 1943
Pedro Moreira Salles**	Vice Chairman	October 20, 1959
Armínio Fraga Neto	Director	July 20, 1957
Fernando Barreira Sotelino*	Director	February 12, 1949
Gabriel Jorge Ferreira	Director	October 17, 1935
Israel Vainboim	Director	June 1, 1944
Joaquim Francisco de Castro Neto*	Director	March 30, 1944
Pedro Luiz Bodin de Moraes	Director	July 13, 1956

Executive Officers	Position	Date of Birth

Pedro Moreira Salles***	Chief Executive Officer	October 20, 1959
Joaquim Francisco de Castro Neto	Executive President of the Retail Banking Group	March 30, 1944
João Dionísio Amoêdo***	Executive Vice President	October 22, 1962
Márcio de Andrade Schettini***	Executive Vice President	May 22, 1964
Adalberto de Moraes Schettert	Vice President	December 22, 1947
César Augusto Sizenando Silva	Vice President	August 21, 1949
Geraldo Travaglia Filho *	Vice President	May 26, 1951
José Castro Araújo Rudge*	Vice President	September 25, 1957
Álvaro Portinho de Sá Freire Júnior	Executive Officer	June 2, 1951
Armando Zara Pompeu	Executive Officer	February 12, 1967
Celso Scaramuzza*	Executive Officer	December 12, 1952
Daniel Luiz Gleizer*	Executive Officer	February 23,1960
Edwin Rindt	Executive Officer	April 30, 1960
Elio Boccia	Executive Officer	December 6, 1946
José Lucas Ferreira de Melo	Executive Officer	December 30, 1956
Koji Yamada	Executive Officer	October 28, 1952
Ney Ferraz Dias*	Executive Officer	July 30, 1965
Orestes Alves de Almeida Prado	Executive Officer	September 14, 1945
Osias Santana de Brito	Executive Officer	October 11, 1963
Roberto Lamy*	Executive Officer	April 9, 1958
Rogério Carvalho Braga	Executive Officer	January 30, 1956
Sérgio Zappa	Executive Officer	June 22, 1952
Tiago Jorge Rocha e Silva Mateus das Neves	Executive Officer	April 23, 1969
Valdery Frota de Albuquerque	Executive Officer	February 7, 1964

Officers	Position	Date of Birth

Adhemar Toshimassa Kajita	Officer	August 02, 1952
Alfredo Althen Schiavo*	Officer	October 02, 1959
Angelo Celso Souza Lima de Vasconcellos	Officer	October 10, 1950
Antonio Carlos Azevedo	Officer	November 16, 1968
Antonio Carlos Azzi Junior	Officer	November 08, 1962
Antonio Fernando Checchia Wever	Officer	August 30, 1962
Artur Ambrósio Gregório	Officer	June 2, 1956
Carlos Henrique Aguiar Rodrigues Catraio	Officer	June 3, 1958
Carlos Henrique Tonon Ximenes de Melo	Officer	May 21, 1943
Claudio Coracini	Officer	April 17, 1956
Eduardo Francisco de Castro	Officer	May 02, 1964
Eduardo Masset Lacombe	Officer	January 30, 1946
Francisco de Assis Crema	Officer	October 4, 1949
Humberto Padula Filho	Officer	June 11, 1966
Ivo Luiz de Sá Freire Vieitas Junior	Officer	June 14, 1964
João Antonio Camargo	Officer	February 24, 1952
Jorge Luiz Cardoso Viana	Officer	November 22, 1951
José Fernando Trita	Officer	January 04, 1959
José Ramon do Amaral Gomez	Officer	June 20, 1965
Luis Tadeu Mantovani Sassi	Officer	September 06, 1958
Luiz Mauricio Lamenza de Moraes Jardim	Officer	February 12, 1964
Marcel Antonio Baumgartner	Officer	May 07, 1961
Marcelo da Silva Mitri	Officer	March 10, 1965
Marcelo Felberg	Officer	February 14, 1962
Marcelo Luis Orticelli*	Officer	August 22, 1966
Marcia Maria Freitas de Aguiar	Officer	July 09, 1966
Marco Antonio do Couto	Officer	January 8, 1951
Marcos Alberto da Silva Gomes	Officer	May 10, 1947
Marcos Braga Dainesi	Officer	December 02, 1958
Marcos Cavalcante de Oliveira	Officer	February 7, 1958
Nilton Sérgio Silveira Carvalho	Officer	January 01, 1957
Paulo Meirelles de Oliveira Santos	Officer	November 25, 1957
Reinaldo Pereira da Costa Rios	Officer	February 10, 1962
Ricardo Amand	Officer	July 10, 1959
Ricardo Coutinho	Officer	July 28, 1963
Ricardo Stern	Officer	September 1, 1962
Rogério de Moura Estevão Junior	Officer	October 5, 1961
Rogério Vasconcelos Costa	Officer	June 11, 1970
Romildo Gonçalves Valente	Officer	April 05, 1966
Rubem Rollemberg Henriques	Officer	July 20, 1959
Rubens dos Reis Cavalieri	Officer	December 25, 1964
Sandra Cristina Martinelli Silva Cahiza	Officer	July 03, 1963
Sérgio Luiz Dobarrio de Paiva	Officer	January 7, 1952
Tarcisio do Nascimento	Officer	November 06, 1956

Deputy officers	Position	Date of Birth

Andrea Alvim Genovesi*	Deputy Officer	May 17, 1967
Antonio José Castro Costa	Deputy Officer	April 05, 1948
Antonio José Rocha de Almeida*	Deputy Officer	June 17, 1959
Antonio Massaharu Suenaga	Deputy Officer	April 04, 1954
Carlos Eduardo de Almeida Santos*	Deputy Officer	November 28, 1960
Carlos Elder Maciel de Aquino	Deputy Officer	April 9, 1961
Carlos Ernesto Gomes Medeiros	Deputy Officer	January 27, 1970
Claudia Leite Silva	Deputy Officer	January 03, 1969
Claudia Politanski	Deputy Officer	August 31, 1970
Danilo José Soares Kahil	Deputy Officer	July 24, 1955
Eduardo Corsetti	Deputy Officer	October 26, 1968
Fernando Barçante Tostes Malta	Deputy Officer	April 14, 1968
Fernando Della Torre Chagas	Deputy Officer	July 6, 1970
Fernando Otavio Richter Guedes	Deputy Officer	April 30, 1956
Hermes Eduardo Moreira Filho	Deputy Officer	March 10, 1965
Ibrahim José Jamhour	Deputy Officer	October 15, 1960
Irene Ponde Barretto Hesses*	Deputy Officer	July 6, 1969
Iuri Garcia Zacharias	Deputy Officer	September 09, 1966
Janio Francisco Ferrugem Gomes	Deputy Officer	October 24, 1960
Jorge Luis Merege Correia	Deputy Officer	October 24, 1958
José Cristóvão Martins	Deputy Officer	March 02, 1951
José Eraldo Raimundo	Deputy Officer	January 04, 1950
José Mario Bellesso	Deputy Officer	December 25, 1949
Julio Almeida Gomes	Deputy Officer	December 25, 1966
Ligia Maria Stoppa da Silva	Deputy Officer	May 11, 1963
Luiz Gonzaga Arena Junior	Deputy Officer	May 7, 1963
Manuel Gomes Pereira	Deputy Officer	August 21, 1957
Marcelo Antonio Montes Vieira	Deputy Officer	June 14, 1966
Marcelo Ariel Rosenhek	Deputy Officer	April 01, 1968
Marcelo Figueiredo Salomon*	Deputy Officer	July 13, 1967
Marcelo Tonhazolo	Deputy Officer	December 17, 1965
Marcia Klinke dos Santos	Deputy Officer	March 05, 1969
Marciana Emilia Barbosa	Deputy Officer	June 08, 1951
Marcos Eduardo Buckton de Almeida	Deputy Officer	October 27, 1959
Marcos Rimoli Próspero	Deputy Officer	July 1, 1968
Marcos Silva Massukado*	Deputy Officer	January 27, 1970
Maria Célia Furlani de Mendonça Camargo	Deputy Officer	November 13, 1957
Maria Eliene Dalvi	Deputy Officer	September 03, 1968
Martin Iperus Ruyter Hercules	Deputy Officer	May 22, 1963
Nicolas Alfredo Wsevolojskoy	Deputy Officer	March 04, 1973
Raquel Breidenbach Langhanz	Deputy Officer	August 20, 1970
Ricardo dos Santos Andrade	Deputy Officer	March 25, 1955
Ricardo Fantauzzi	Deputy Officer	April 27, 1951
Rodolpho Lupatelli Junior	Deputy Officer	February 12, 1954
Rogério Cláudio Bacelar Scofano	Deputy Officer	March 25, 1955
Sérgio Goldman	Deputy Officer	May 21, 1961
Silvio José Fonseca de Carvalho*	Deputy Officer	September 27, 1965
Thomas Tuppy	Deputy Officer	August 16, 1960
Valeria Salomão Garcia	Deputy Officer	October 21, 1970
Vittório Roberto Giuseppe Guaglianone	Deputy Officer	August 3, 1957
Waldemar de Oliveira Battiferro Junior	Deputy Officer	April 17, 1967

*	Election of these directors and officers is pending approval by the Central Bank.
**	Until the Central Bank approves the election of Mr. Malan as our Chairman and the election of Mr. Moreira Salles as our Vice Chairman, Messrs. Moreira Salles and Ferreira shall continue to act, respectively, with full powers as Chairman and Vice Chairman of our Board of Directors.
***	The creation of these positions and the election of these executive officers to these positions are still pending approval by the Central Bank.

The biographies of our directors and officers are summarized below:

Directors

Pedro Sampaio Malan – Mr. Malan was elected Vice Chairman of our Board of Directors in 2003 and Chairman of our Board of Directors on April 30, 2004. Mr. Malan served as Brazil's Minister of Finance from 1995 to 2002, as Chairman of the Central Bank from 1993 to 1994, as Special Council and Chief Negotiator for External Debt Issues of the Ministry of Finance from 1991 to 1993, as an executive officer of the World Bank from 1986 to 1990 and again from 1992 to 1993, as an executive officer of the Inter-American Development Bank from 1990 to 1992, as an officer of the Transnational Companies Center of the United Nations (“UN”) in New York, from 1983 to 1984, and as an officer of the International Department of Economy and Social Matters of the UN in New York, from 1985 to 1986. He received a degree in Electrical Engineering in 1965 from the Polytechnic School of the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro and received a Ph.D. in Economics from Berkeley University , California.

Pedro Moreira Salles – Mr. Moreira Salles joined us in 1989 and became Chairman of our Board of Directors in 1997 after serving as Vice Chairman for almost six years. On April 30, 2004, Mr. Moreira Salles was elected Chief Executive Officer of our Board of Officers and he will continue to serve as Vice Chairman of our Board of Directors. Mr. Moreira Salles also serves as Vice Chairman of the Board of Directors of Unibanco Holdings S.A. and Chairman of the Board of Directors of Unibanco AIG Seguros. Mr. Moreira Salles is a member of the Group of Fifty, a Latin American business council sponsored by the Carnegie Endowment for International Peace and the Inter-American Dialogue, in Washington, D.C. He holds a B.A. in Economics and History from the University of California, Los Angeles, where he graduated Magna Cum Laude. He also attended the graduate program in International Relations at Yale University and the Management Program at Harvard University.

Armínio Fraga Neto - Mr. Fraga was elected a member of our Board of Directors in January 2004. Mr. Fraga served as President of the Central Bank of Brazil from March 1999 to December 2002. Prior to that, he worked for six years as a managing director of Soros Fund Management LLC in New York. Among other academic affiliations, Mr. Fraga is an adjunct professor at Getúlio Vargas Foundation (Fundaçao Getulio Vargas). He received a Ph.D. in Economics from Princeton University in 1985, and Bachelor's and Master's degrees in Economics from the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro.

Fernando Barreira Sotelino – Mr. Sotelino joined us in November 1991 as Executive Vice President and head of the international and investment banking divisions, coming from Citibank-Brazil where he served as managing director in charge of mergers and acquisitions, privatizations and investments. On April 30, 2004, Mr. Sotelino was elected to serve as a member of our Board of Directors. From March 1998 to April 2004 Mr. Sotelino served as the Executive President of our Wholesale Banking Group. Prior experiences include heading Crocker Bank's Project Finance Group (from 1979 to 1986) in San Francisco , California. He also served as an Associate Professor of Economics and Finance of the MBA Program of the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro – “UFRJ”) from 1977 to 1978. He holds a B.S. in Civil Engineering, and an M.S. in Industrial Engineering from the UFRJ, and received both his M.A. in Economics as well as his MBA from Stanford University , California.

Gabriel Jorge Ferreira – Mr. Ferreira joined us in 1957 and became Vice Chairman of our Board of Directors in 1997, after serving as a Director since 1983. On April 30, 2004, Mr. Ferreira was appointed President of our Audit Committee and he will continue to serve as a member of our Board of Directors. He also serves as Vice Chairman of the Board of Directors of Unibanco AIG Seguros, Director of Unibanco Holdings and as President of the National Confederation of the Financing Institutions (Confederação Nacional das Instituições Financeiras). Mr. Ferreira served as President of the Federation of Brazilian Banking Associations (FEBRABAN) from 2001 to April 2004, and as a member of the Board of Executive Officers of FEBRABAN from 1986 to 2001. He holds an Accounting degree from the Accounting School of Barretos, Brazil and a Law degree from the University of São Paulo (Universidade de São Paulo).

Israel Vainboim – Mr. Vainboim joined us in 1969 and has held several positions in the areas of investments, leasing and credit. He became a member of our Board of Directors in 1988. Mr. Vainboim also serves as a member of the Board of Directors and as Executive President of Unibanco Holdings, as a director of Unibanco AIG Seguros, and as a member of the Management Boards of AIG-Life Cia. de Seguros, Souza Cruz S.A., E-bit Tecnologia em Marketing S.A., Connectmed and Itaparica S.A. Empreendimentos Turísticos. He received a B.S. in Mechanical Engineering from the National School of Engineering, Rio de Janeiro and an MBA from Stanford University.

Joaquim Francisco de Castro Neto – Mr. Castro Neto joined us in 1973 as manager of FINASUL and has since held several senior positions, becoming an Executive Officer in 1980. He was appointed to serve as Executive President of our Retail Banking Group in March 1998. On April 30, 2004, he was elected to serve as a member of our Board of Directors. He also serves as a director of Unibanco Asset Management. Mr. Castro Neto holds a B.A. in Management from Getúlio Vargas Foundation (Fundação Getúlio Vargas) and holds a specialization in Sales Management, Marketing and Development of New Products from IMEDE - Lausanne , Switzerland.

Pedro Luiz Bodin de Moraes – Mr. Bodin was elected to our Board of Directors in 2003. He has been serving as an officer of Icatu Holding S.A. since 1993, having acted as an officer and shareholder of Banco Icatu S.A. from 1993 to 2002. He also served as an officer of the Monetary Politics of the Central Bank of Brazil from 1991 to 1992. Mr. Bodin is an economist, having received a Master's degree in Economics from the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro and a Ph.D. degree in Economics from Massachusetts Institute of Technology (MIT).

Executive Officers

João Dionísio Amoêdo - Mr. Amoêdo was elected to serve as an Executive Vice President on April 30, 2004. Mr. Amoêdo began his career at Citibank, worked as a senior partner at Banco BBA-Creditanstalt S.A., and served as Chief Executive Officer of Fináustria CFI e Leasing. Mr. Amoêdo holds a degree in Business from the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro and a degree in Civil Engineering from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro).

Márcio de Andrade Schettini –Mr. Schettini was elected to serve as an Executive Vice President on April 30, 2004. Mr. Schettini has worked in several companies and financial institutions in Brazil. Before joining us, he had been President of Unicard, Fininvest and other companies of our group. He holds a degree in Engineering and a Master's degree in Administration from the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro.

Adalberto de Moraes Schettert – Mr. Schettert has been serving as a Vice President since 1992. He received a B.S. in Engineering and a B.S. in Administration from the Federal University of Rio Grande do Sul (Universidade Federal do Rio Grande do Sul) , Brazil.

Celso Scaramuzza – Mr. Scaramuzza joined us in 1979 and has been serving as a member of our Board of Executive Officers since 1994. Mr. Scaramuzza served as a Vice President from August 1997 to April 2004. Since January 1998, he has been responsible for our private banking sector, both onshore and offshore. He received a B.A. in Administration from the Armando Álvares Penteado Foundation (Fundação Armando Álvares Penteado) of São Paulo.

César Augusto Sizenando Silva – Mr. Sizenando Silva joined us in 1975 and has held several senior positions in the areas of treasury and asset management. He was appointed to serve as a Vice President on April 30, 2004, following a two year term as a Vice President and as a Corporate Vice President from March 1998 to April 2002. He also serves as a member of the consulting board of ADEVAL (Brazilian Association of Securities Underwriters). Mr. Sizenando has served as a director of ANBID for 9 years. He received a B.S. in Economics from the Federal University of Minas Gerais (Universidade Federal de Minas Gerais), Brazil.

Geraldo Travaglia Filho – Mr. Travaglia joined us in 1979 and was elected to serve as a Vice President on April 30, 2004, after having served as an Executive Officer since 1996. From 1998 to 2000, he served as an Executive Officer in charge of marketing and products for the retail banking group; from 1996 to 1997, he was responsible for the integration of branches, systems and operations of Banco Nacional; from 1994 to 1995, he conducted the reengineering program of Unibanco; and from 1989 to 1993, he served as our controller. Mr. Travaglia holds a B.A. degree in Management from the University of São Paulo (Universidade de São Paulo) .

José Castro Araújo Rudge –Mr. Rudge joined us in 1995, when Unibanco purchased Banco Nacional and was elected to serve as a Vice President on April 30, 2004. Prior to joining us, he worked for nine years at Sul América Seguros and from 1985 to 1987 he was an officer of Bradesco Seguros, responsible for the management of the insurance activities of the State of São Paulo and Bradesco's international operations. He was also President of Nacional Seguros from 1987 to 1995. He holds a degree in Business from the Business School of São Paulo (Faculdade de Administração de São Paulo) .

Álvaro Portinho de Sá Freire Junior – Mr. Freire joined us in 1998 as an Executive Officer. From 1992 to 1996, he had worked with us, holding several positions with the securities underwriting and leasing departments. Prior experiences include positions with the World Bank, with The International Finance Corporation, with Citicorp Investment Bank and with Donaldson, Lufkin & Jenrette Securities Corporation. He holds a degree in Economics from the Federal University of Rio de Janeiro (Univesidade Federal do Rio de Janeiro) and a Master's degree in Finance from Georgetown University, Washington, D.C.

Armando Zara Pompeu – Mr. Pompeu joined us in 1991 and has held several positions in the development and project areas. He has been serving as an Executive Officer since August 2000 and is responsible for our branches network. Mr. Pompeu holds a degree in Administration from Campos Salles School (Faculdades Campos Salles) and a Master's degree in Marketing from the Superior School of Publicity and Marketing (Escola Superior de Propaganda e Marketing).

Daniel Luiz Gleizer - Mr. Gleizer was elected to serve as an Executive Officer for the risk management department on April 30, 2004. Mr. Gleizer began his career with the International Monetary Fund and has taken on positions with several financial institutions, such as Deutsche Bank and Credit Suisse First Boston. During the period beginning in March 1999 and ending in February 2002, Mr. Gleizer had served as director of the Central Bank of Brazil. Mr. Gleizer holds a degree in Economics from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and a Ph.D. in Economics from the University of California, Berkeley.

Edwin Rindt – Mr. Rindt joined us in 2002 and presently serves as an Executive Officer in charge of our German Desk operations. He started his career with Bank Commerzbank in 1988, and, from 1989 to 1995, served as its manager for commercial relationship with Latin-American banks. Mr. Rindt also serves as a representative Executive Officer for Commerzbank and is responsible for the commercial relationship with Central and Oriental Europe. He graduated in 1987 in Economics at University of Eberhard-Karls in Tübingen, Germany and holds an M.A. degree in International Studies from the University of Denver, Colorado.

Élio Boccia – Mr. Boccia joined us in 1992 and has held several positions in our development and technology sectors. He has been serving as an Executive Officer since 1996. Mr. Boccia was elected Technology Personality 2000 in the Finance Area, pursuant to a poll conducted by the newspaper Informática Hoje. He holds a B.A. in Economics from São Luis University (Universidade São Luiz).

José Lucas Ferreira de Melo – Mr. Ferreira de Melo joined us in 1999 as an Executive Officer. Prior to joining us, he served as a director at the Comissão de Valores Mobiliários (Securities and Exchange Commission of Brazil) in 1992 and as a partner of PricewaterhouseCoopers Auditores Independentes until 1997. He holds an Accounting degree from the University of Federal District (Universadade do Distrito Federal).

Koji Yamada – Mr. Yamada joined us in 2001 and has been an Executive Officer since May 10, 2001. He also serves as a representative officer of the Mizuho Financial Group in Brazil. He holds a B.A. in Economics from Osaka University, Japan.

Ney Ferraz Dias - Mr. Dias joined Unibanco AIG Seguros, one of our main controlled companies, in 1998. In April 2004, he was elected to serve as an Executive Officer. Prior to joining us, Mr. Dias had worked with Pricewaterhouse Coopers, formerly Coopers & Lybrand. Mr. Dias holds an Administration degree from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro).

Orestes Alves de Almeida Prado – Mr. Prado joined us in August 2002 and was subsequently elected to serve as an Executive Officer. Before joining us, Mr. Prado had worked with Citibank and ABN-AMRO Bank. He holds an Administration degree from the Business School of São Paulo (Escola de Administração de Empresas de São Paulo).

Osias Santana de Brito – Mr. Brito has been an Executive Officer responsible for the planning and control sectors since December 2002. He has more than nineteen years of experience with the financial markets, and has learned to work with both national and international banks. His banking experience covers many areas, such as technology, transactions, treasury and control. He holds a Ph.D. and a Master's degree in Finance from the University of São Paulo (Universidade de São Paulo).

Roberto Lamy - Mr. Lamy joined us in 1979 and was elected to serve as an Executive Officer on April 30, 2004. Prior to such appointment, Mr. Lamy had served in several senior positions, including positions with Fininvest and Unicard. He holds an Engineering degree and a degree in Mechanical Engineering from the Industrial Engineering School (Faculdade de Engenharia Industrial).

Rogério Carvalho Braga – Mr. Braga joined us in 1987 as President of Cambuhy Citrus Comercial Exportadora S.A. Prior to his appointment as an Executive Officer of Unibanco, in April 2002, he served as President of Unibanco Capitalização and as head of our Human Resources areas. Mr. Braga holds a Law degree from the Catholic University (Pontifícia Universidade Católica) of São Paulo and an MBA from Pepperdine University.

Sérgio Zappa – Mr. Zappa joined us in 1988 and was appointed to serve as an Executive Officer in 1996. Prior to joining Unibanco, Mr. Zappa spent seven years with the International Finance Corporation – IFC – in Washington, D.C., initially in IFC's Latin American Investment Department and later in its Capital Markets Department. He has also worked for the Brazilian National Development Bank – BNDES in Rio de Janeiro from 1976 to 1981. He holds a B.A. degree in Economics from Georgetown University (1974) and a Master's degree in International Management from Thunderbird (1981).

Tiago Jorge Rocha e Silva Mateus das Neves – Mr. Neves joined us in 2000, and is responsible for our Portuguese Plataform operations. He has been serving as an Executive Officer since April 2002. Mr. Neves holds an MBA from Dom Cabral Foundation (Fundação Dom Cabral) and a B.A. in Political and Economic International Relations from Minho University (Portugal), supplemented by extension courses in Financial Institutions Administration (Banking) at Getúlio Vargas Foundation (Fundação Getúlio Vargas).

Valdery Frota de Albuquerque - Mr. Albuquerque was elected to serve as an Executive Officer in December 2003. Prior to joining us, he held several positions at Caixa Econômica Federal - CEF and Banco Nossa Caixa. He holds an Economics degree and an Economics Master's degree, with focus on Political Science, both from the University of Brasilia (Universidade de Brasília).

Officers

Adhemar Toshimassa Kajita – Mr. Kajita joined us in 1995, and since 1997 has been serving as an Officer responsible for our project finance and privatization areas. Mr. Kajita formerly worked in the investment banking area of Banco Itaú S.A., from 1977 to 1991. He graduated in Aeronautical Engineering at the Aeronautic Technology Institute (Instituto de Tecnologia Aeronáutica) in 1975, holds a specialization in Business Management at Getúlio Vargas Foundation (Fundação Getúlio Vargas) in São Paulo and holds an MBA degree from the University of Chicago.

Alfredo Althen Schiavo – Mr. Schiavo joined us in 1986 as manager for the funds operational department, being responsible for supervising investment fund operations and managing portfolios for individuals and institutional investors. From 1995 to 2003, Mr. Schiavo served as an Executive Officer of Unibanco Asset Management responsible for the management activities, the controlling department and the general back offices. In April, 2004, Mr. Schiavo was elected to serve as an Officer for the business, the processing and controlling of third parties resources' management, the private bank, the brokerage companies and the international treasury departments. Before joining us in 1986, Mr. Schiavo served as a treasury Supervisor of Philip Morris Marketing South America for two years. He graduated in Business Administration from the University of São Paulo (Universidade de São Paulo) Economics Business Administration School and holds a post graduated degree in Business Administration from Getúlio Vargas Foundation (Fundação Getúlio Vargas) of São Paulo.

Angelo Celso Souza Lima de Vasconcellos – Mr. Vasconcellos joined us in 1981 and presently serves as an Officer responsible for exchange transactions and rural credit areas. He graduated in 1973 in Business Management from the University of Economic, Business Management and Accounting Studies of Belo Horizonte.

Antonio Carlos Azevedo – Mr. Azevedo joined Banco Nacional S.A. in 1979, and since 1997 has been serving as an Officer responsible for the coordination of a part of our banking branch network. He graduated in Economics from Santana University (Universidade Santana), and holds a Master's degree in Marketing from the University of São Paulo (Universidade de São Paulo).

Antonio Carlos Azzi Junior – Mr. Azzi has been working with us for 22 years. He has been serving as an Officer responsible for our banking branch network since 1995, has attended several business banking courses by PROBANC (Programa Avançado de Administração Bancária) as well as a course on corporate strategic planning at Associação Educacional Nove de Julho in São Paulo.

Antonio Fernando Checchia Wever – Mr. Wever serves as corporate finance Officer responsible for all infrastructure projects related to Brazilian industries, including telecommunications, media, energy, transportation, oil and gas, building, automotive, heavy machinery and airlines. He coordinates a group of bankers who offer the whole range of products to their clients, including M&A, structured finance, derivatives, short term loans and cash management. Mr. Wever is also responsible for a loan portfolio of approximately R$10 billion. Before joining Unibanco, Mr. Wever worked at JPMorgan, where he was responsible for its financial institutions, retail banking and telecommunication clients in Brazil. Mr. Wever has more than 15 years of experience in the international markets, having worked in London, Frankfurt, Paris, Amsterdam and New York. Mr. Wever holds a B.S. degree in Industrial Engineering from the Polytechnic School of the University of São Paulo (Universidade de São Paulo) and an MBA degree from IMD, Lausanne.

Artur Ambrósio Gregório – Mr. Gregório joined us in 1980 as Manager / Superintendent of Internal Audit, and was appointed to serve as an Officer responsible for Private Banking in 1999. Prior to joining us, Mr. Gregório had worked as an auditor at Arthur Young (currently Ernest & Young). He graduated in Accounting Sciences from São Judas Tadeu University (Universidade São Judas Tadeu) and holds a Master's degree in Accounting and Controlling from the University of São Paulo (Universidade de São Paulo).

Carlos Henrique Aguiar Rodrigues Catraio – Mr. Catraio joined us in November 1997 and serves as an Officer responsible for correspondent banking and financial institutions, for domestic and international loan syndications and for all trade finance activities. He is also a Director of the fully-owned subsidiary Banco Interbanco, located in Paraguay. Prior to joining Unibanco, Mr. Catraio had 15 years banking experience with key international players, including Bank of America and Chase Manhattan in Brazil, during which time he was mostly dedicated to financial institutions and capital raising activities. Mr. Catraio is Portuguese-born and holds a B.A. in Management from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro).

Carlos Henrique Tonon Ximenes de Melo – Mr. Ximenes serves as an Officer responsible for the “Popular Bank Project”, from Fininvest. Until recently, he was the CEO of PREVER – Pension Fund Company, an affiliate of Unibanco jointly owned with AIG. He graduated in Law from the Catholic University (Pontifícia Universidade Católica) of Rio Grande do Sul. Mr. Ximenes has a lot of experience with capital markets, having worked for important companies in this field, such as Crefisul and Citibank. He also serves as Chairman of the Board of Directors of Microinvest, a microcredit company, in partnership with IFC.

Claudio Coracini – Mr. Coracini joined us in 1992 to work in our merges and acquisitions sector and has been serving as an Officer responsible for the investments sector since 1995. He graduated in 1978 in Production Engineering from the Polytechnic School at the University of São Paulo (Universidade de São Paulo) and holds a Master's degree in Industrial Engineering from Stanford University, California (1980).

Eduardo Francisco de Castro – Mr. Castro joined us in 1993, and has significant experience in marketing, reengineering and business platform re-structuring. Presently he is responsible for the definition and implementation of quality and results strategies for the retail banking group, acting as segment and planning Officer. Mr. Castro graduated in Naval Engineering from the Naval School of the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and holds a Master's degree in Business Management from Getúlio Vargas Foundation (Fundação Getúlio Vargas) with extensions at the University of Chicago. He specialized in Marketing at the Superior School of Publicity and Marketing (Escola Superior de Propaganda e Marketing) and in Management of Small Companies at Getúlio Vargas Foundation (Fundação Getúlio Vargas).

Eduardo Masset Lacombe – Mr. Lacombe began his career as an assistant manager with Brasil Warrant in 1964. From 1969 to 1971 he has acted as our representative in Portugal (Lisboa and Porto), to appear before Banco Português Atlântico. From 1972 to 1984 he was responsible for the management of several branches, and was elected to serve as an Officer in 1991. Since 1995 Mr. Lacombe has been serving as an Officer responsible for private banking in the cities of Rio de Janeiro and Belo Horizonte. He graduated in Business Management from the Brazilian Public Management School of Getúlio Vargas Foundation (Fundação Getúlio Vargas), Rio de Janeiro.

Francisco de Assis Crema - Mr. Crema served as our Deputy Officer responsible for onlending transactions of BNDES funds from 2000 to April 2004, at which time he was elected to serve as an Officer responsible for this field. Mr. Crema has a lot of experience in project finance. Formerly, Mr. Crema held for 20 years the position of executive officer of Banco Credibanco S.A. in charge of transactions and project financing. He graduated in Economics and Accounting Sciences from the Economics School of São Luiz (Faculdade de Economia São Luiz) and specialized in Finance.

Humberto Padula Filho – Mr. Padula joined us in 1982, and, since 1996, has been serving as an Officer responsible for the management of several branches located in the city of Rio de Janeiro. He graduated in Marketing and Management from Estácio de Sá University (Universidade Estácio de Sá).

Ivo Luiz de Sá Freire Vieitas Junior – Mr. Vieitas joined us in December 1998 and presently serves as an Officer for corporate finance. Prior to joining us, he had worked at Indosuez W.I. Carr Securities (Credit Agricole). He graduated in Mechanical Engineering from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and holds an MBA from the J.L. Kellogg School of Management.

João Antonio Camargo – Mr. Camargo joined us in 1968 and since 1994 has been serving as an Officer responsible for the coordination of deputy officers, managers and clerks of several branches located in the States of São Paulo, Minas Gerais, Paraná, Rio Grande do Sul and Santa Catarina. He has attended several business banking courses offered by PROBANC (Programa Avançado de Administração Bancária).

Jorge Luiz Cardoso Viana – Mr. Viana joined us in 1989 as manager of products and superintendent of onlending transactions of the funds of Banco Nacional de Desenvolvimento Econômico e Social – BNDES. He has been serving as an Officer responsible for the management of the wholesale banking group clients' portfolios since 1999. He began his career in 1977 at Banco Regional de Desenvolvimento do Extremo – Sul and has acted as project analyst at Industrial Credit and Investment Corporation of India – Bombay. Mr. Viana graduated in Agronomic Engineering from the Federal University of Pelotas (Universidade Federal de Pelotas) , Rio Grande do Sul, in 1975. He has a post-graduate degree in Regional Planing and Development from the Institute of Applicable Economical Research (Instituto de Pesquisa Econômica Aplicada – IPEA).

José Fernando Trita – Mr. Trita joined us in 1984 to work in technology and systems development for our products and transactions. From January to November 1993, Mr. Trita acted as manager of FD Consulting CO, returning to work with us at the end of that year as systems superintendent until 2002, and since then as systems Officer. Mr. Trita is presently responsible for our information technology area. He graduated in Production Engineering from Industrial Engineering University, and specialized in Distributed Computing at M.I.T.

José Ramon do Amaral Gomez – Mr. Gomez joined us in 1992 and has held several positions, such as regional manager for market extension and new businesses superintendent in the area of remote banking, as well as other positions at Banco1.net. Presently, he serves as an Officer responsible for coordinating several branches in the city of São Paulo. Mr. Gomez graduated in Marketing from Alcântara Machado Integrated School (Faculdades Integradas Alcântara Machado) and holds an MBA degree from Dom Cabral Foundation (Fundação Dom Cabral).

Luis Tadeu Mantovani Sassi – Mr. Sassi joined us in 1982 as manager of retail banking accounts. In April 1984, Mr. Sassi took the same position at Bozano, Simonsen Bank and returned to work with us in 1985 in the middle market sector. In 2000, Mr. Sassi was nominated Deputy Officer and presently serves as an Officer responsible for the coordination of our branches network. He graduated in Economics from the Catholic University (Pontifícia Universidade Católica) of Campinas in 1981, and holds an MBA from Getúlio Vargas Foundation (Fundação Getúlio Vargas) of Rio de Janeiro.

Luiz Maurício Lamenza de Moraes Jardim – Mr. Jardim began his career at Banco Nacional S.A. as an economic analyst. In 1995, he was promoted to corporate finance and capital markets Deputy Officer and, since 1997, he serves as an Officer for international treasury, responsible for our international debt placement. He graduated in Economics from Gay-Lussac Higher Studies Institute (Instituto Superior Gay-Lussac) in 1986.

Marcel Antonio Baumgartner – Mr. Baumgartner joined us in 1986 and, since 2000, he has been serving as an Officer responsible for credit operations with large-sized companies. He has experience in financial markets transactions, including international transactions involving Commerzbank, carried out through Unibanco's German Desk. Mr. Baumgartner has been active in the commercial and technical financing sectors since 1980. He graduated in Business Management from Atibaia School of Accounting Sciences and Business Management (Faculdade de Ciências Administrativas e Contábeis de Atibaia) in 1993.

Marcelo da Silva Mitri – Mr. Mitri joined us in 1980 and serves as an Officer responsible for our branch network in the city of São Paulo. He graduated in Business Management from the Missionary Foundation of Superior Studies (Fundação Missioneira de Estudos Superiores) of the city of Santo Ângelo, State of Rio Grande do Sul. He holds a post graduate degree in Monetary Economics from the Regional Foundation of Economics (Fundação Regional de Economia) of the city of Santa Maria, State of Rio Grande do Sul, and received an MBA from Dom Cabral Foundation (Fundação Dom Cabral) of Belo Horizonte, State of Minas Gerais.

Marcelo Felberg – From 1993 to 2000 Mr. Felberg worked in Great Britain representing us and acting as one of the senior managers of Unibanco Securities Ltd., a subsidiary of Unibanco. After serving as our Deputy Officer, he presently serves as an Officer for fixed rate transactions, securities negotiations and other related banking services. Mr. Felberg has 20 years of experience in the national and international capital markets and corporate finance areas, having worked for several institutions such as HSBC Markets Limited, Midland Bank, Bank of America and Chase Manhattan Bank. He graduated in Economics from the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro and has attended to an extension course in Corporate Finance at the London Business School.

Marcelo Luis Orticelli – Mr. Orticelli has been working with us for 16 years, developing planning and controlling activities as well as human resources improvement programs. After serving as a Deputy Officer, in April 2004, Mr. Orticelli was elected to serve as an Officer for human resources area. He graduated in Business Management from the Catholic University (Pontifícia Universidade Católica) of São Paulo and holds a Master's degree from Getúlio Vargas Foundation (Fundação Getúlio Vargas) in cooperation with University of Texas.

Marcia Maria Freitas de Aguiar – Ms. Aguiar joined our legal department in 1986. She has been serving as our legal Officer since 1998, responsible for legal consulting related to transactions involving the wholesale and retail banking groups, capital markets, asset management and credit cards, as well as for legal consulting related to our strategic corporate transactions. She graduated in Law from the University of the State of Rio de Janeiro (Universidade do Estado do Rio de Janeiro) in 1988, and holds a Master's degree in Corporate Law from New York University School of Law.

Marco Antonio do Couto – Mr. Couto joined Banco Bandeirantes in 1997 as regional manager. In 2001, when Unibanco purchased Banco Bandeirantes, Mr. Couto was transferred to Unibanco and began to serve as Officer responsible for our branches network located in the eastern region of the City of São Paulo. Presently, he serves as Officer for our Wealth and Education department. Mr. Couto is graduated in Business Sciences from the Integrated Simonsen Schools (Faculdades Integradas Simonsen) of Rio de Janeiro.

Marcos Alberto da Silva Gomes – Mr. Gomes joined us after being transferred from Banco de Investimento do Brasil S.A., where he started working in 1979. Presently he serves as an Officer responsible for corporate finance transactions in the States of Minas Gerais and Espírito Santo and in parts of the midwestern, northern, and northeastern regions of Brazil. He has 37 years of professional experience in the credit, exchange, marketing, structured transactions and risk management areas of financial institutions. Mr. Gomes graduated in Business Management from Newton Paiva University (Faculdade Newton Paiva) in the city of Belo Horizonte, State of Minas Gerais, and holds an MBA from COPPEAD - Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro).

Marcos Braga Dainesi – Mr. Dainesi joined us in 2003 and serves as an Officer responsible for the restructuring of our credit portfolio. He has been active in the financial markets for 20 years. During this period, he has worked in five national and international financial institutions, especially in risk and credit management areas. Mr. Dainesi graduated in Engineering from the University of São Paulo (Universidade de São Paulo).

Marcos Cavalcante de Oliveira – Mr. Oliveira joined us as a lawyer in 1983, and worked with us until 1986. From 1987 to 1988 he acted as a legal counsel to BANERJ – Banco do Estado do Rio de Janeiro. In 1988, Mr. Oliveira rejoined Unibanco and has since acted, among others, in the legal, retail products, retail marketing and branches network areas. Presently, he serves as an Officer responsible for our legal departments of civil and labor litigation divisions. Mr. Oliveira graduated from the University of the State of Rio de Janeiro (Universidade do Estado do Rio de Janeiro) and holds a Ph.D. degree in Credit and Finance and a Master's degree in Social and Corporate Law, both from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro). He also holds an MBA from the Business School of the University of Pennsylvania.

Nilton Sérgio Silveira Carvalho – Mr. Carvalho joined us in 1981 as a productivity analyst. Since 2000, Mr. Carvalho has been serving as an Officer responsible for banking security and services related to technology processes development and implementation. He graduated in Electrical Engineering in 1978 and holds a post graduate degree in Production Engineering from the Industrial Engineering University (Universidade de Engenharia Industrial).

Paulo Meirelles de Oliveira Santos – Mr. Santos joined Unibanco in 2002 and currently serves as private bank Officer, responsible for the coordination of our commercial managers in São Paulo. He started working with financial markets in 1983, in banks such as Chase Manhattan Bank, Delta National Bank and Trust Company of New York, Banco Bozano Simonsen S.A. and Banco Santander S.A. Mr. Santos graduated in 1981 in Civil Engineering from the Military Institute of Engineering (Instituto Militar de Engenharia) in the city of Rio de Janeiro, and holds an MBA from the American Graduate School of International Management.

Reinaldo Pereira da Costa Rios – Mr. Rios joined us in 1987, having occupied several positions involving banking transactions, including leasing transactions. Since 1997, he has been serving as domestic treasury Officer, responsible for pricing and liquidity management, and for the rendering of services for our private banking area. He graduated in Economics from Armando Álvares Penteado Foundation (Fundação Armando Álvares Penteado) in 1983.

Ricardo Amand – Mr. Amand has been working with us for 21 years, and since 2000 has been serving as an Officer responsible for our branch network. Furthermore, Mr. Amand has been credited for his pioneering efforts in attracting investments in Brazilian and other foreign structured finance transactions by Japanese multinational companies. He graduated in Business Management and in Economics from Metropolitans Schools (Faculdades Metropolitanas Unidas) and holds a post-graduate degree in Financing Management and Control from Getúlio Vargas Foundation (Fundação Getúlio Vargas).

Ricardo Coutinho – Mr. Coutinho joined Unibanco 9 years ago. Since 2002, he has been serving as retail banking Officer responsible for retail banking branches in the city of São Paulo. He graduated in Business Management from Ipiranga Associated Schools (Faculdades Associadas Ipiranga), attended an extension course in Marketing at the Superior School of Publicity and Marketing (Escola Superior de Propaganda e Marketing), holds an MBA from Brazilian Institute of Capital Market (Instituto Brasileiro de Mercado de Capitais), and received a post-graduate degree in Marketing Management from the Methodist University of High Studies.

Ricardo Stern – Mr. Stern joined Unibanco in 2003 as Officer of our capital market department. Recently, he became the Officer responsible for the products of our investment banks, which comprises the merger and acquisitions, project finance, onlending and capital market structure departments. Before joining us, Mr. Stern served as Vice President of JP Morgan's Latin American M&A Group (1999/2003) and as head of the merger and acquisitions team of Banco Patrimônio de Investimento (1997/1999). Prior to that, Mr. Stern had already worked with us, having served in several positions in our capital market department, such as Officer for mergers and acquisitions (1989/1997). He holds a B.S. degree from Getúlio Vargas Foundation (Fundação Getúlio Vargas).

Rogério de Moura Estevão Junior – Mr. Estevão joined Banco Nacional in 1992 as planning manager and, following the merger of Banco Nacional with Unibanco in 1995, he became responsible for the auto service area and for the consolidation of Unibanco's and Banco Nacional's network of branches. In 1996, Mr. Estevão was elected to serve as an Officer responsible for the branch network located in the State of Santa Catarina, and in 1998, he was elected to serve as an Officer for retail products, involving the extension of loans to individuals, services and payments, and investments. In 2001, he was placed in charge of the development of our capitalization, syndicating and real estate business companies. Mr. Estevão graduated in Mechanical Engineering from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) in 1984 and has attended several courses in Marketing, Business and Finance at the Dom Cabral Foundation (Fundação Dom Cabral), in partnership with INSEAD (France) in 1985, and at PROBANC Unibanco, developed by the adviser company – Moroco-Boston in 1996, with a focus on retail banking.

Rogério Vasconcelos Costa – Mr. Costa has been serving as an Officer for 33 years, responsible for our branch network in the State of Minas Gerais. He previously worked at Shell Brasil de Petróleo S.A. in their marketing and planning areas, before joining Banco Nacional, where he has been active in the commercial area for 6 years. Mr. Costa received a degree in Business Management, a post graduate degree in Economics and an MBA from Dom Cabral Foundation (Fundação Dom Cabral).

Romildo Gonçalves Valente – Mr. Valente began his career in the financial market in 1997 at Banco Pactual S.A., and joined us in 1998 in the position of Officer responsible for our credit card transactions sector. Since 1999, he has been serving as Officer in the cash and asset management products area. Mr. Valente graduated in Electrical Engineering with a specialization in Electronics from the Military Institute of Engineering (Instituto Militar de Engenharia). He holds an MBA in Financial Engineering from MIT Sloan School of Management and a Master's degree in Computing Science from the Military Institute of Engineering (Instituto Militar de Engenharia).

Rubem Rollemberg Henriques – Mr. Henriques joined us in 1996 to be a regional Officer responsible for several branches located in the city of Rio de Janeiro. Since December 2002, Mr. Henriques has been serving as an Officer responsible for the management of several regional offices, branches and in-store branches located in the city of São Paulo, in the State of Minas Gerais and in the midwestern region of Brazil. He worked at Banco Nacional S.A. from 1986 to 1995 and was responsible for marketing strategy for banking products. He graduated in Business Management and in Systems Analysis from Guanabara Business Management University.

Rubens dos Reis Cavalieri – Mr. Cavalieri joined us in 2002 and is presently an Officer in the mergers and acquisitions department. He held many positions at Citigroup for ten years, and also worked at Banco UBS Warburg S.A. from 2001 to 2002. Mr. Cavalieri graduated in Aeronautical Engineering and Mechanics from the Aeronautic Technology Institute (Instituto de Tecnologia Aeronáutica) in 1998 and holds an MBA from California State University.

Sandra Cristina Martinelli Silva Cahiza – Ms. Cahiza joined us in 1992 as Officer responsible for marketing, including social marketing, press support, events and promotion, public relations and web marketing. She graduated in Social Communication, with an extension in Public Relations from Santos University (Universidade de Santos) in 1984, holds a post-graduate degree in Publicity and Marketing from the Superior School of Publicity and Marketing (Escola Superior de Propaganda e Marketing), as well as an MBA degree from Dom Cabral Foundation (Fundação Dom Cabral).

Sérgio Luiz Dobarrio de Paiva – Mr. Paiva joined us in 1995 as Officer responsible for corporate banking, assuming responsibility for the middle market department in 2000. Before joining us, Mr. Paiva worked with Citibank, where he began serving as clerk in 1971, rising to become a Resident Vice President, and serving in such position until 1994. He graduated in Business from Lusíada Foundation (Fundação Lusíadas) of Santos.

Tarcisio do Nascimento – Mr. Nascimento joined us in 1972 and has since held several positions in the branches network area. Presently, Mr. Nascimento serves as an Officer responsible for the branches network in the city of Rio de Janeiro. He graduated in Business Management from the Universities of Joinville (Universidades da Região de Joinville) in 1979.

Deputy Officers

Andrea Alvim Genovesi – Ms. Genovesi joined us in July 2000 as a superintendent of branches network, responsible for the management of all our supermarket-based Brazilian branches. In July, 2002, she assumed the position of sector superintendent, becoming responsible for overseeing our retail sector's strategies in dealing with high net worth individuals. In April, 2004, Ms. Genovesi was elected to serve as commercial Deputy Officer for the retail branches network of the State of Paraná. Before joining us, Ms. Genovesi served as head of branch at Bank Boston. She holds a graduate degree in Mathematics from the Catholic University of Santos (Universidade Católica de Santos) as well as a graduate degree in Information Technology from the Technology School of São Paulo (Faculdade de Tecnologia do Governo de São Paulo). In addition, she has a specialization in Marketing of Services from Getúlio Vargas Foundation (Fundação Getúlio Vargas), holds an MBA in Finance from the Brazilian Institute of Capital Market (Instituto Brasileiro de Mercado de Capitais – IBMEC), and has attended an international extension course from the University Carlos III in Madrid, Spain.

Antonio José Castro Costa – Mr. Costa joined Unibanco in 2001, when he became a Deputy Officer responsible for the coordination of several branches located in the southern part of the State of Minas Gerais. Mr. Costa began his career in 1972 at Morada S.A., where he held several positions until 2001. He graduated in Economics from Augusto Mota University (Universidade Augusto Mota) in 1980 and attended an Advanced Marketing course at Getúlio Vargas Foundation (Fundação Getúlio Vargas) in 1985.

Antonio José Rocha de Almeida – On April 30, 2004, Mr. Almeida was elected to serve as Deputy Officer responsible for restructuring our vehicles financing area and supervising the expenses and investments budget. He began his career in 1982 as engineer of projects with EMBRAER. In 1985, he joined Elebra S.A. Eletrônica Brasileira as manager, becoming the officer responsible for information technology until 1993. From 1993 to 1995, Mr. Almeida served as systems manager with the Companhia Brasileira de Cartuchos, and from March 1995 to October 1995, he served as general manager of information technology with Brasilprev Previdência Privada. He also served as officer of information technology with Indústrias Klabin de Papel e Celulose, and as manager of projects with McKinsey & Company. Mr. Almeida graduated in Aeronautical Engineering from the Technological Institute of Aeronautic (Instituto Tecnológico de Aeronáutica), and holds a post-graduate degree in Computer Science from the Mathematics and Statistics School of the University of São Paulo (Universidade de São Paulo). In addition, he holds an MBA from the Economics and Business School of the University of São Paulo (Universidade de São Paulo), and has an executive course in Technology Management from the Massachusetts Institute of Technology.

Antonio Massaharu Suenaga – Mr. Suenaga joined us in 1997 as Deputy Officer responsible for management of credit and for monitoring credit operations. He contributes to the development, maintenance and enhancement of our credit policy, to the development of new credit products, and to the evaluation of credit risks. Mr. Suenaga graduated in Business Management from the University of São Paulo (Universidade de São Paulo) in 1976.

Carlos Eduardo de Almeida Santos – Mr. Santos joined us in 2000 as products manager, responsible for current accounts and banking fees products, becoming products' superintendent in charge of such departments. In April, 2004, Mr. Santos was elected to serve as a Deputy Officer, responsible for our branches network located in the States of Pernambuco, Paraíba and Rio Grande do Norte. Mr. Santos began his career with Banco Banorte S.A. in 1978 as clerk, and became its products' general manager, serving in such position until 1995. From 1995 to 2000, he served as products' manager of Banco Bandeirantes S.A. He graduated in Business from Federal University of Pernambuco (Universidade Federal do Pernambuco), holds an MBA in Finance from the Brazilian Institute of Capital Market (Instituto Brasileiro de Mercado de Capitais – IBMEC) and has a specialization in Means of Payments from the University of Miami, Florida.

Carlos Elder Maciel de Aquino – Mr. Aquino has 25 years of experience in due diligence of financial institutions (Unibanco, Bandeirantes and Banorte). He graduated in Accounting Sciences from the Federal University of Pernambuco (Universidade Federal de Pernambuco), and holds a post-graduate degree in Economics Engineering from the Catholic University of Pernambuco (Universidade Católica de Pernambuco) as well as a post-graduate degree in Business Finance from the University of Pernambuco Foundation (Fundação Universidade de Pernambuco). Mr. Aquino also holds an executive MBA from the Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais) and is currently studying for an MBA degree at the University of São Paulo (Universidade de São Paulo).

Carlos Ernesto Gomes Medeiros – Mr. Medeiros joined us in 2001 and serves as Deputy Officer responsible for the budget and management information of our credit portfolio division. He acquired solid experience working in the risk management sector for nine years. Mr. Medeiros graduated in Law from Fluminense Federal University (Universidade Federal Fluminense) in 1996. In addition, he holds a degree in Electronical Engineering (1993) and a Master's degree in Management Sciences from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro).

Cláudia Leite Silva – Ms. Silva joined Nacional Seguros S.A. in 1991 and was transferred to Unibanco in 1995, when she became sales marketing superintendent. Presently, Ms. Silva serves as Deputy Officer responsible for the management and coordination of our administrative branches located in the countryside of São Paulo, as well as for the implementation and execution of our strategic growth plans. She graduated in Mechanical Engineering with emphasis in Production from the Catholic University (Pontifícia Universidade Católica) in 1991 and holds an MBA degree from Dom Cabral Foundation (Fundação Dom Cabral).

Claudia Politanski – Ms. Politanski joined us in 1991 and presently serves as Deputy Officer responsible for providing the legal support related to our activities in banking, capital markets, investments, mergers and acquisitions and for the legal support related to the corporate work of all our controlled companies. She graduated in Law from the University of São Paulo (Universidade de São Paulo) in 1992 and holds an LL.M. degree from the University of Virginia.

Danilo José Soares Kahil – Mr. Kahil joined us in 1995 to work in the consumer financing and leasing areas and is presently serving as Deputy Officer in the individual credit division. He began his career in finance in 1976, working in planning, data processing and statistics divisions, as well as in the commercial investments divisions of financial institutions. Mr. Kahil graduated in Business Management from the Social Studies Foundation (Fundação de Estudos Sociais) of the State of Paraná, and has a specialization degree in Financing from the Catholic University of Business Management and Economy.

Eduardo Corsetti – Mr. Corsetti joined Unibanco in 1987 and, since 2002, has been serving as Deputy Officer responsible for the area of corporate finance in Rio de Janeiro. He graduated in Economics from Mackenzie University (Universidade Mackenzie) in 1991, received post-graduate degrees in Finances from the Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais) in 1996, and in Business Management from the Harvard Extension School in 1997.

Fernando Barçante Tostes Malta – Mr. Malta began his career at Banco Nacional in 1988 and has been working with us for 15 years. He has worked in several capacities, and has accumulated significant experience and knowledge of our operations in the financial market and in the national and international economies. Mr. Malta graduated from the department of Computer Science of the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro in 1989, where he served as professor for 3 years. He holds an MBA from the Dom Cabral Foundation (Fundação Dom Cabral) and a specialization degree in Business from the Kellogg School of Management.

Fernando Della Torre Chagas – Mr. Chagas began his career in Banco Nacional in 1992 and joined us in 1995, when Unibanco purchased Banco Nacional. Since October 2003 he has been serving as a Deputy Officer responsible for our activities in the investments, mergers and acquisitions, and private equity sectors. Prior to such assignment, Mr. Chagas served in the sales and trading sector until 1998. He graduated in Business from the Business and Economy School of Getúlio Vargas Foundation (Fundação Getúlio Vargas) of São Paulo in 1992 and holds an MBA from the Wharton School at the University of Pennsylvania.

Fernando Otavio Richter Guedes – Mr. Guedes joined us in 1999 and serves as Deputy Officer in the commercial area for financing portfolio products. He has been active in financial markets since 1979. He graduated in Business Management from the Cândido Mendes School (Faculdade Cândido Mendes) in 1978.

Hermes Eduardo Moreira Filho - Mr. Moreira Filho serves as a Deputy Officer for corporate finance. He is responsible for consumer assistance in the sectors of sanitation, petroleum and gas exploitation and transportation. Prior to this, Mr. Moreira Filho had worked from 1983 to 1988 at Banco Mercantil de São Paulo in the treasury and corporate banking departments. He graduated in Business from the Santa Úrsula University (Universidade Santa Úrsula) of Rio de Janeiro, specializing in Economics, and pursued the Program of Specialization of Finance Executives (Programa de Especialização de Executivos Financeiros) at the Business School of the University of São Paulo (Universidade de São Paulo).

Ibrahim José Jamhour – Mr. Jamhour joined us in 1995 and since 2000 has been serving as Deputy Officer of the in-store-banking unit, responsible for several retail banking branches located in the States of São Paulo and Paraná. Before joining us, Mr. Jamhour worked for Shell Brasil S.A. and Banco Nacional S/A. He graduated in 1982 in Mechanical Engineering from the Federal University of the State of Paraná (Universidade Federal do Estado do Paraná) and holds an MBA degree from Stanford University, California.

Irene Ponde Barreto Hesses – Ms. Hesses joined us in 1997 as projects manager and became segments superintendent in 2000. In April 2004, she was elected to serve as a Deputy Officer for the branches network. Before joining us, Ms. Hesses served as a senior adviser to Gemini Consulting. She graduated in Business from the Catholic University of Salvador (Universidade Católica de Salvador), holds a post-graduate degree in Finance from Getúlio Vargas Foundation (Fundação Getúlio Vargas) of São Paulo and holds an MBA in Services Marketing from the University of São Paulo (Universidade de São Paulo).

Iuri Garcia Zacharias – Mr. Zacharias joined Banco Nacional S.A. in 1987 and presently serves as Deputy Officer responsible for the coordination of several branches located in the city of Rio de Janeiro. He has 16 years of experience in the management, budget, planning and sales areas. He graduated in Economic Sciences in 1989 from the Catholic University (Pontifícia Universidade Católica) of Salvador, and received a post-graduate degree in Corporate Management from Dom Cabral Foundation (Fundação Dom Cabral) in 2000.

Janio Francisco Ferrugem Gomes – Since 1999 Mr. Gomes has been serving as Deputy Officer responsible for the cost control area. Mr. Gomes started working in the financial markets sector in 1984, in the areas of credit and companies restructuring. He graduated in Civil Engineering from Armando Álvares Penteado Foundation (Fundação Armando Álvares Penteado) in 1982, in Economics from the Catholic University (Pontifícia Universidade Católica) of São Paulo in 1988, and holds an MBA degree from Dom Cabral Foundation (Fundação Dom Cabral).

Jorge Luis Merege Correia – Mr. Correia joined us in 2001 and since 2002 he has been serving as Deputy Officer of the corporate finance area for the southern region of Brazil. He has 22 years of professional experience, acquired in six different financial institutions, in the commercial and credit areas. Mr. Correia graduated in Business Management from Getúlio Vargas Foundation (Fundação Getúlio Vargas) and has followed extension courses with an emphasis in corporate strategy.

José Cristóvão Martins – Mr. Martins joined us in 1974 and in 2003 he was elected to serve as Deputy Officer responsible for the management of data processing centers and telecommunication network. He graduated in Mechanical Engineering.

José Eraldo Raimundo – Mr. Raimundo joined us as Deputy Officer and as Executive Officer of Unibanco Leasing S.A. Arrendamento Mercantil. He has comprehensive experience in leasing processes, credit to consumers and credit control. He graduated in Philosophy from the Philosophy School of Pernambuco (Faculdade de Filosofia de Pernambuco).

José Mario Bellesso – Mr. Bellesso joined us in 1993 as superintendent responsible for our, and our affiliated companies', technological system development, and presently serves as Deputy Officer for this area. He has 26 years of experience in developing technology systems and facilities for the financial area, having worked at Comind, BCN and Banco Bandeirantes S.A. He graduated in Computing and Operational Engineering from Mackenzie University (Universidade Mackenzie).

Julio Almeida Gomes – Mr. Gomes joined us in 2002 and in December, 2003, was elected to serve as a Deputy Officer for the planning of efficiency department. Prior to joining us in 2002, Mr. Gomes had served as engagement manager of Mckinsey & Company, Dallas (1999/2002), and had already worked with us in the department of cash management and banking services to the wholesale and retail banking (1997/1999). He graduated in Aeronautical Infra–Structure Engineering from the Aeronautical Technology Institute (Instituto de Tecnologia Aeronáutica), focused in operations and planning of airports. In addition, Mr. Gomes holds a Master's degree in Business Management from the Federal University of Rio Grande do Sul (Universidade Federal do Rio Grande do Sul).

Ligia Maria Stoppa da Silva – Ms. Silva joined us in 1994 as credit manager, and she presently serves as credit Deputy Officer, responsible for credit evaluation and credit control processes for the wholesale banking group operations. She began her career in 1977 at Banco Credifsul S.A. where she held the position of underwriting and credit manager. Ms. Silva graduated in Business Management from Getúlio Vargas Foundation (Fundação Getúlio Vargas) in 1978 and holds a post graduate degree in Finance from the same institution.

Luiz Gonzaga Arena Junior – Mr. Arena Junior joined us in August 2000 as superintendent of global sourcing and, in August 2003, was elected to serve as a Deputy Officer for assets. Before joining Unibanco, Mr. Arena Junior served as industrial manager of Cambhuy M. C. Ltda. He graduated in Electrical Engineering from the Federal University of Uberlândia (Universidade Federal de Uberlândia).

Manuel Gomes Pereira - Mr. Pereira serves as Deputy Officer for information and legal management, with 25 years of experience in the management and performance of retail bank audit activities, and 4 years experience in the accounting area. He has been a professor of Financial Business, Accounting, Balance Analysis and Micro-Economic at the São Luiz University (Faculdade São Luiz), the Metropolitan Schools (Faculdades Metropolitas Unidas) and the Brazilian School of Business – Royller Institute (Faculdade Brasileira de Administração – Instituto Royller) for 11 years. Mr. Pereira also served as treasury officer of the Institute of Brazilian Internal Auditors (AUDIBRA - Instituto dos Auditores Internos do Brasil) for 6 years (1988/1994) and was a member of the Commission of Due Diligence and Accounting Rules of ABRASCA (CANC - Comissão de Auditoria e Normas Contábeis) for 4 years (1989/1993). He graduated in Economics from the Metropolitan Schools (Faculdades Metropolitas Unidas) and pursued an extension course in Systems and Technology of Information Management at UCLA - University of California, Berkeley. Mr. Pereira also holds a post-graduate degree in Controlling and Finance from the University of São Paulo (Universidade de São Paulo) and an MBA from Dom Cabral Foundation (Fundação Dom Cabral).

Marcelo Antonio Montes Vieira – Mr. Vieira joined us in 1985 and presently serves as Deputy Officer for the branches network located in the Federal District and in the States of Mato Grosso, Mato Grosso do Sul, Goiás and Tocantins. He graduated in Business Management and External Commerce from the Ítalo Brasileira School (Faculdade Ítalo Brasileira).

Marcelo Ariel Rosenhek – Mr. Rosenhek joined us in 2000 and since then he has been responsible for analyzing new businesses and supervising our results and the results of our subsidiaries, as well as being responsible for financial planning and international and domestic treasury control. He began his professional career as assistant officer of Brasil Warrant Administração de Bens e Empresas Ltda. Since April, 2003, Mr. Rosenhek serves as Deputy Officer of the investment area. He graduated in Civil Engineering from University of São Paulo (Universidade de São Paulo) Engineering School and holds an MBA degree from Carnegie Mellon University (1993).

Marcelo Figueiredo Salomon - Mr. Salomon has joined us as chief economist and on April 30, 2004, he was elected to serve as a Deputy Officer for the macroeconomics research department. Prior to this, he was the Brazil and Argentina Chief Economist at ING-Bank São Paulo for two and a half years. From 2000 to 2001 he held the Emerging Market Currency Strategist position in Deutsche Bank's New York branch, and from 1997 to 2000, he was a Latin American Economist in Merrill Lynch's New York branch. He is an adjunct professor at Getúlio Vargas Foundation (Fundação Getúlio Vargas) of São Paulo. Mr. Salomon holds a Ph.D. from Columbia University and an MBA from Getúlio Vargas Foundation (Fundação Getúlio Vargas) of São Paulo, both degrees focusing on Economics.

Marcelo Tonhazolo – Mr. Tonhazolo joined us in 2000 and is presently serving as Deputy Officer responsible for our communications channels and our Internet, call center, telemarketing and self-services areas. He graduated in Mathematics from University of São Paulo (Universidade de São Paulo) in 1988.

Marcia Klinke dos Santos – Ms. Klinke joined our legal department in 1991 and currently heads our the legal compliance department, holding the position of Deputy Officer in charge of the Anti-Money Laundering Program of Unibanco Conglomerate, including the drafting and implementation of policies and procedures aimed at the prevention of financial crimes and terrorism financing and the coordination of the Compliance Committee. Ms. Klinke is also in charge of our Environmental Management System with respect to financing facilities provided by Unibanco to its corporate clients either directly or through the onlending of resources provided by international multilateral agencies and international banks. Ms. Klinke was responsible for creating the Ethics Institutional Manual and is in charge of the coordination of the Ethics Committee. Ms Klinke holds a Law degree from the University of São Paulo (Universidade de São Paulo) Law School as well as a Master's degree in Comparative Law from the University of Miami Law School, which was preceded by a Master's Course in Corporate Law from the University of Manitoba School of Law (Winnipeg).

Marciana Emilia Barbosa – Ms. Barbosa joined us in 1983 and presently serves as Deputy Officer responsible for corporate finance transactions in Minas Gerais and Espírito Santo States, the midwestern region and parts of the northern and northeastern regions of Brazil. She accumulated vast experience in the credit, financing and charging areas of financial institutions and holds a degree in Law.

Marcos Eduardo Buckton de Almeida – Mr. Almeida joined us in 1995 as officer responsible for the branch network. Since 2001 Mr. Almeida has been serving as Deputy Officer responsible for funds, deposits, savings, as well as for the development of new products, training, communication, marketing and investment research. From 2000 to 2001, Mr. Almeida was responsible for the management of internet banking, products, marketing and quality. He graduated in Mechanical Engineering from the Military Institute of Engineering (Instituto Militar de Engenharia - IME) in 1983.

Marcos Rimoli Próspero – Mr. Prospero joined us in 1991 during the process of consolidating the remote channels between Unibanco 30 Horas and Telemarketing. Following this assignment, he served in the corporate projects, operations and assets departments. In the assets area, he served as an Officer responsible for the global sourcing, engineering, architecture and real estate management. Presently, Mr. Prospero serves as a Deputy Officer responsible for the working relationship and endomarketing departments. He graduated in Economics from the Economics and Business School of University of São Paulo (Universidade de São Paulo) and holds an MBA from Cornell University.

Marcos Silva Massukado - Mr. Massukado began his career with us in 1994 as planning and controlling manager, maintaining this position until 2000. In 2001, he left our company and served as a strategic adviser at Diamond Cluster International. In 2002, Mr. Massukado returned to Unibanco, this time as superintendent of small businesses, requiring the creation and implementation of strategies designed to assist the needs of our small business clients with annual revenues below R$5MM. In 2004, he was elected to serve as a Deputy Officer for the companies sector, which requires Mr. Massukado to design strategies to assist our clients with annual revenues between R$5MM and R$40MM.

Maria Celia Furlani de Mendonça Camargo – Ms. Camargo has occupied management positions for 13 years, and Ms. Camargo presently serves as Deputy Officer responsible for several branches located in the northern and northeastern regions of Brazil. She has 27 years of experience in the banking area, 10 of which were dedicated to management of client portfolios in retail, corporate and private banking. Ms. Camargo holds degrees in Accounting Sciences and in Law and holds an MBA specializing in the management of banking business.

Maria Elieni Dalvi – Ms. Dalvi initiated her career in 1987 at Banco Nacional, and has held several positions in the branches network area. Since 2002 she has been serving as Deputy Officer, responsible for the coordination of several branches located in the capital and in the countryside of the States of Espírito Santo, Rio de Janeiro and Minas Gerais. Ms. Dalvi graduated in Accounting Sciences from the Superior Social Sciences Center of Vila Velha (Centro Superior de Ciências Sociais de Vila Velha), and holds an MBA degree in Finance from the Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais), Rio de Janeiro and a degree in Corporate Management from Dom Cabral Foundation (Fundação Dom Cabral).

Martin Iperus Ruyter Hercules – Mr. Hercules joined us in 2001 and presently serves as Deputy Officer responsible for our relationship with German companies investing in Brazil. He began his career at Commerzbank AG in Germany (Frankfurt), Singapore and India (Bombay). He has also assumed managerial positions with international banks in the Middle East, and has served as credit analyst and officer for multinational companies in Indonesia. Mr. Hercules graduated in Process Engineering from Stuttgart University.

Nicolas Alfredo Wsevolojskoy – Mr. Wsevolojskoy began his career in 1996 at Banco1.Net, in the products and projects area. He participated in the implementation of Internet banking for individual clients and, as Deputy Officer, coordinates the creation of our email channel and the development of Internet banking for companies. Mr. Wsevolojskoy graduated in Business Management from Getúlio Vargas Foundation (Fundação Getúlio Vargas), and holds an MBA degree from M.I.T.

Raquel Breidenbach Langhanz – Ms. Langhanz joined us in 1993 as accounts manager and branch network superintendent. She has been serving as Deputy Officer since 2002, and she is in charge of several branches located in the countryside of the States of São Paulo, Minas Gerais and Goiás. She graduated in Social Communication with a specialization in Public Relations from University of Vale do Rio dos Sinos (Universidade do Vale do Rio dos Sinos), holds a post-graduate degree in Finance from the Catholic University (Pontifícia Universidade Católica) of the State of Rio Grande do Sul and also holds an MBA degree from Dom Cabral Foundation (Fundação Dom Cabral).

Ricardo dos Santos Andrade – Mr. Andrade joined our legal department in 1980 and presently serves as Deputy Officer of the legal department's litigation division and is in charge of our labor, corporate and retail banking group lawsuits. Mr. Andrade graduated in Law from Catholic University (Pontifícia Universidade Católica) of São Paulo.

Ricardo Fantauzzi – Mr. Fantauzzi joined our audit area in 2003 as Deputy Officer responsible for the audit of the wholesale banking and wealth management operations. Mr. Fantauzzi has several years of commercial banking experience, having been head of the Brazilian audit team in three multinational banks – Bank Boston, Chase Manhattan Bank and HSBC. He also served as an Officer for the branches network operations in two multinational banks – Bank Boston and ABN AMRO Bank. He holds graduate degrees in Business Administration and Accounting, both from the Catholic University (Pontifícia Universidade Católica) of Sao Paulo. He served as the President of The Institute of Internal Auditors (IIA – Chapter São Paulo) in 1989/90.

Rodolpho Lupatelli Junior - Mr. Lupatelli Junior joined us in April 1994 as credit manager of the wholesale banking. In January 1996, he became superintendent of this area and in June 2003, he was elected to serve as Deputy Officer responsible for the credit of medium size companies, private banking and Interbanco. Before joining us, Mr. Lupatelli Junior has served as credit manager of Citibank NA. He has 23 years experience in credit-related analysis and decision-making. Mr. Lupatelli Junior graduated in Economics from the Catholic University (Pontifícia Universidade Católica) of São Paulo.

Rogério Cláudio Bacelar Scofano – Mr. Scofano joined us in 1989 and participated in the creation and implementation of our private bank. On February 1998 he became our deputy officer responsible for the institutional relationship sector, which represents us before governmental authorities. Mr. Scofano graduated in Electrical Engineering from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro), holds an MBA degree from COPPEAD – Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and a post-graduate degree in Finance, supplementing the Master's degree from New York University.

Sérgio Goldman – Mr. Goldman has been the head of our fixed income and equity research team since November 2003. During the 11 years prior to joining us, Mr. Goldman has worked in equity research in well regarded international institutions such as Baring Securities, Bear Stearns, Paribas and Banco Santander. In this period, he has been ranked on several occasions in the Institutional Investor Survey for leading the best regarded equity research team in Brazil. Mr. Goldman has a B.S. degree in Electronical Engineering from Rio de Janeiro's Catholic University (Pontifícia Universidade Católica) and an MBA from COPPEAD - Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro).

Silvio José Fonseca de Carvalho - Mr. Carvalho joined our clients relationship department in 2001 and in April, 2004, was elected to serve as a Deputy Officer for the retail branches network located in the cities of Ribeirão Preto, São José do Rio Preto and in the Triângulo Mineiro region. Prior to that, Mr. Carvalho had served as systems manager of Banco Nacional (1989/1995), as marketing manager of Unibanco (1195/1998), as general manager of marketing of Cia. Bozano (1998/2000), and as a Deputy Officer for relationship marketing of Banco Boavista S.A. He holds a graduate degree in Business from Cândido Mendes School (Faculdade Cândido Mendes) of Rio de Janeiro, with an extension course in Marketing from the Superior School of Publicity and Marketing (Escola Superior de Propaganda e Marketing) and an extension course in Systems Analysis from Cândido Mendes University (Universidade Cândido Mendes). In addition, he holds a senior executive MBA from the Brazilian Institute of Capital Market (Instituto Brasileiro de Mercado de Capitais – IBMEC).

Thomas Tuppy – Mr. Tuppy joined us as manager of system development in 1993 and has been serving as Deputy Officer since 2002, responsible for the information technology group. He has 20 years of experience in the information technology area, 11 years of which where spent at Rodhia S.A. Mr. Tuppy graduated in Mechanical Engineering from Mauá Engineering School (Faculdade de Engenharia Mauá), specialized in Business Management at Getúlio Vargas Foundation (Fundação Getúlio Vargas) in São Paulo and holds an MBA degree from University of São Paulo (Universidade de São Paulo) Business Management Institute Foundation.

Valéria Salomão Garcia – Ms. Garcia joined Unibanco in 2003 and was elected to serve as a Deputy Officer for risk management. Prior to joining Unibanco, Ms. Garcia had spent several years in the banking supervision field, working for the Central Bank of Brasil. Ms. Garcia holds a degree in Economics from the University of São Paulo (Universidade de São Paulo) in 1992, and holds a Master of Science degree in Business Administration (Finance) from Getúlio Vargas Foundation (Fundação Getúlio Vargas) (2002).

Vittório Roberto Giuseppe Guaglianone – Mr. Guaglianone joined us in 1982 and since then he has held several senior positions. In 1995, he became our regional superintendent in Rio Grande do Sul and in 1999 he was elected to serve as Deputy Officer. From 2000 to 2002, he was responsible for our in-store branches sector and in 2003 he became our Officer responsible for the collection area. He graduated in Accounting Sciences from Cruzeiro do Sul University (Universidade Cruzeiro do Sul) in 1986 and has attended several business banking courses such as PROBANC (Programa Avançado de Administração Bancária) in 1994/1995 and Corporate Management in 1997/1998.

Waldemar de Oliveira Battiferro Junior - Mr. Battiferro Junior has 12 years of experience in the financial market field, having worked in the treasury department of Citibank, Banco Nacional and Unibanco. Mr. Battiferro Junior joined us in 1994 and until 2000 was responsible for the Brazilian currency operations. Presently, he serves as a Deputy Officer for the investments' strategic department of our private bank. He graduated in Business from Armando Alvares Penteado Foudantion (Fundação Armando Alvares Penteado) and holds an MBA from the Massachussets Institute of Technology - M.I.T.

Each director is elected for a one-year term by the general shareholders meeting and may be reelected upon expiration of his term. A director may not be reelected after his sixty-fifth birthday, unless agreed by the Board of Directors. The terms of the present members of the Board of Directors expire on April 30, 2005.

Members of the Board of Officers are elected for one year term and may be re-elected upon expiration of their terms. An Officer may not be re-elected after his sixtieth birthday, unless this is approved by the Board of Directors. In addition, as approved at the Board of Directors Meeting held on April 30, 2004, the Chief Executive Officer may determine whether an Officer who has turned fifty-eight years old may stand for re-election. The terms of the present members of the Board of Officers expire on April 30, 2005.

Unibanco Holdings

Unibanco Holdings is managed by its:

  Board of Directors (Conselho de Administração), consisting of seven directors; and

  Board of Officers (Diretoria), consisting of three officers.

The Board of Directors is Unibanco Holdings' decision-making body. It determines Unibanco Holdings general corporate guidelines and policies by:

  establishing its corporate strategy;

  reviewing its business plans; and

  supervising and monitoring the activities of its officers.

The Board of Officers is elected by the Board of Directors, and is responsible for the management and supervision of Unibanco Holdings' corporate activities. It follows and ensures compliance with Unibanco Holdings' general corporate guidelines and policies established by the general shareholders meetings, by Unibanco Holdings' Board of Directors and pursuant to its by-laws. The members of the Board of Officers have the power to act on behalf of Unibanco Holdings pursuant to its by-laws.

As of the date of this annual report, the directors and officers of Unibanco Holdings are:

Directors	Position	Date of Birth

Roberto Konder Bornhausen	Chairman	October 22, 1933
Pedro Moreira Salles	Vice Chairman	October 20, 1959
Carlos Alberto de Oliveira Cruz	Director	July 13, 1940
Gabriel Jorge Ferreira	Director	July 13, 1956
Guilherme Affonso Ferreira	Director	May 09, 1951
Israel Vainboim	Director	June 01, 1944
Tomas Tomislav Antonin Zinner	Director	January 29, 1938

Officers	Position	Date of Birth

Israel Vainboim	Chief Executive Officer	June 01, 1944
Geraldo Travaglia Filho	Officer	May 26, 1951
José Lucas Ferreira de Melo	Officer	December 30, 1956

Each director is elected for a one-year term by the general shareholders meeting and may be reelected upon expiration of his term. The terms of the present directors of Unibanco Holdings expire on April 30, 2005.

In accordance with the Shareholders Agreement of Unibanco Holdings, each of its major shareholders may, at their sole discretion, select one person to serve as a member of its Board of Directors, provided that such person be elected in a general shareholders meeting. Currently, there are two Directors of Unibanco Holdings who were elected based on such agreement: (i) Mr. Carlos Alberto de Oliveira Cruz, selected by Caixa Brasil S.G.P.S. S.A. and (ii) Mr. Guilherme Affonso Ferreira, selected by Bahema Group. For a description of Unibanco Holdings' major shareholders see “Item 7 – Major Shareholders and Related Party Transactions”.

The members of the Board of Officers of Unibanco Holdings are elected for a one-year term. The last Unibanco Holdings' shareholders meeting was held on April 30, 2004 and all members of the Board of Officers of Unibanco Holdings were elected for a term that expires on April 30, 2005.

The biographies of those directors and officers of Unibanco Holdings who are not members of our Board of Directors or our Board of Officers are summarized below:

Directors

Roberto Konder Bornhausen – Mr. Bornhausen's first term as Chairman of the Board of Directors of Unibanco Holdings started on February 4, 1997 and ended on April 28, 2003. On April 30, 2004, Mr. Bornhausen began his second term as Chairman of the Board of Directors of Unibanco Holdings. From 1991 to 1996, Mr. Bornhausen served as Chairman of Unibanco's Board of Directors, and from 1973 to 1988 Mr. Bornhausen continuously served as a member of Unibanco's Board of Executive Officers. Mr. Bornhausen graduated in Agronomical Engineering from Rural University of Rio de Janeiro (Universidade Rural do Rio de Janeiro) .

Carlos Alberto de Oliveira Cruz – Mr. Cruz has been serving as a member of the Board of Directors of Unibanco Holdings since December 28, 2000. Mr. Cruz also serves in Portugal as Vice-Chairman of Caixa Geral de Depósitos S.A., Vice-Chairman of Caixa Banco de Investimentos S.A. and Chairman for the Specialized Credit Area of Caixa Geral de Depósitos Holdings S.A.

Guilherme Affonso Ferreira – Mr. Ferreira has been serving as a member of the Board of Directors of Unibanco Holdings since December 14, 1994. Mr. Ferreira also served as investment analyst in Banco Noroeste, and as President of several companies of the Bahema Group. Mr. Ferreira graduated in Production Engineering from the Polytechnic School of the University of São Paulo (Universidade de São Paulo) and holds a post-graduate degree in Economics and Politics from Macalester College, in Minneapolis.

Tomas Tomislav Antonin Zinner – Mr. Zinner joined Unibanco in 1965 as the investment banking Officer and served as a member of Unibanco's Board of Directors from 1988 to 2004. Throughout his career in Unibanco, he has held several senior positions, including head of the international department and senior credit Officer, and until recently served as Unibanco’s President and Chief Executive Officer. He currently serves as a member of the Boards of Directors of Unibanco Holdings, Unibanco AIG Seguros, Banco Fininvest, CIBRASEC (Brazilian Securitization Company), the Brazilian Association for Infrastructure (ABDIB), Confab (largest pipe industry in Brazil), and CP Participações. Outside of Unibanco, Mr. Zinner also serves as Chairman of the Board of The Nature Conservancy (TNC) in Brazil. He holds a B.A. from the School of Economics of the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janiero) and a graduate degree from the University of Chicago.

6.B. COMPENSATION

Unibanco

Compensation of Directors and Officers

         At the annual shareholders meeting, our shareholders establish the maximum aggregate compensation of our directors and officers for the corresponding year. In 2003, the maximum aggregate compensation for our Board of Directors and Board of Officers was:

  R$800,000 per month for our directors as a group; and

  R$3,500,000 per month for our officers as a group.

        For the year ended December 31, 2003, all our directors and officers as a group (119 persons as of such date) actually received, for services provided in all capacities to us, aggregate compensation of R$18.5 million. The directors and officers of all our companies, including Unibanco, received, for services provided in all capacities, an aggregate compensation of R$29.7 million for the year ended December 31, 2003.

        For 2004, the maximum aggregate compensation for our Board of Directors, Board of Officers and Audit Committee members shall be:

  R$15,000,000 per year for our directors and audit committee members as a group; and

  R$150,000,000 per year for our officers as a group.

        Our directors and officers may participate in the same pension plan available to all of our employees. The total amount paid to provide pension, retirement and similar benefits for the year ended December 31, 2003 was R$10.3 million for all of our companies' employees.

Directors and Officers Stock Option Plan

        On October 31, 2001, our shareholders approved a stock option plan. Through this stock option plan we are able to offer our managers the opportunity to participate in our capital and benefit from increases in the value of our stock.

        Under the plan, stock options are granted to select managers for a price based on the market price of our shares at the date of grant. A special committee is responsible for establishing the vesting period of the stock options, which shall be between two and five years, as well as other specific characteristics of each grant, such as the beneficiaries and the number and amount of options. This committee may not grant options in any year representing more than 1% of our total authorized capital and there may not be outstanding options representing, in the aggregate, more than 10% of our total authorized capital.

        The objective of the stock option plan is to foster high performance, long-term commitment as well as attract, retain and motivate our directors and officers. As of March 31, 2004, options to purchase 1,129,800,000 Units were granted to 339 officers and directors, under the stock option plan. For the year ended December 31, 2003, we recognized R$10 million of compensation expenses related to the stock option plan.

Unibanco Holdings

        At the annual shareholders meeting, the shareholders of Unibanco Holdings established the maximum aggregate compensation of directors and executive officers.

        In 2003, the maximum aggregate compensation for Unibanco Holdings' Board of Directors and Board of Officers was:

  R$25,000 per month for the members of the Board of Directors of Unibanco Holdings as a group; and

  R$75,000 per month for the members of the Board of Executive Officers of Unibanco Holdings as a group.

        In 2003, all our directors and executive officers as a group (11 persons as of December 31, 2003) actually received, for services in all capacities to Unibanco Holdings, aggregate compensation of R$36,000. This amount also includes profitability related discretionary bonuses.

        For 2004, the maximum aggregate compensation for Unibanco Holdings' Board of Directors and Board of Executive Officers shall be:

  R$100,000 per month for the members of the Board of Directors of Unibanco Holdings as a group; and

  R$100,000 per month for the members of the Board of Executive Officers of Unibanco Holdings as a group.

Affiliates and Subsidiaries

Unicard Banco Múltiplo S.A. (former Banco Credibanco S.A.)

        On March 14, 2003 Credibanco's stock purchase plan was cancelled and all shares held by executive officers and members of management under such plan were purchased by us.

BWU Comércio e Entretenimento Ltda. (former BWU Vídeo Ltda.)

        As of December 31, 2003, executive officers, members of management of BWU Comércio e Entretenimento Ltda. and Unibanco Representação e Participações Ltda., as fiduciary agent of the quotas owned by some directors, collectively owned approximately 0.3457% of its quotas, under a stock option plan. According to such stock option plan, the Board of Directors of BWU Comércio e Entretenimento Ltda. may grant to executive officers and members of management the option to purchase up to 3.9825% of the quotas issued by BWU Comércio e Entretenimento Ltda.

6.C. BOARD PRACTICES

The information set forth in "Item 6A. Directors, Senior Management and Employees – Directors and Senior Management" is incorporated into this section by reference.

Unibanco Holdings’ and our Directors and Senior Management have not entered into any service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

We and Unibanco Holdings do not have a Remuneration Committee.

At our April 30, 2004 Extraordinary Shareholders Meeting, our shareholders approved the creation of our statutory Audit Committee, in order to comply with the requirements of Brazilian Law. Further information regarding the Audit Committee regulations may be found in “Item 4.B. Business Overview - Regulation and Supervision.” The creation of our Audit Committee is still subject to the Central Bank's approval.

Our Audit Committee may be composed of between 3 and 5 members elected by our shareholders at a properly adjourned meeting for a 5-year maximum term of office. The Audit Committee will have a Chairman elected by our Board of Directors.

The following persons were elected as members of our Audit Committee at our April 30, 2004 Ordinary Shareholders Meeting:

Mr. Gabriel Jorge Ferreira - Mr. Ferreira's “curriculum vitae” is described in “Item 6A – Directors, Senior Management and Employees”. He was appointed chairman of the audit committee by the board of directors at their April 30, 2004 meeting.

Mr. Eduardo Augusto de Almeida Guimarães - Mr. Guimarães holds degrees in Economics and Civil Engineering, as well as a master's degree in Production Engineering from the Universidade Federal do Rio de Janeiro and a Doctor's degree in Economics from London University. Mr. Guimarães was Economist of Instituto de Planejamento Econômico e Social (Institute of Economic and Social Planning) (from 1969 to 1975) and of Financiadora de Estudos e Projetos (Studies and Projects Financer) (from 1975 to 1990); executive officer (from 1985 to 1988) and chairman (from 1990 to 1992) of Fundação Instituto Brasileiro de Geografia e Estatística (Brazilian Institute of Geography and Statistics Foundation); Secretary of National Treasury (from 1996 to 1999); chairman of Banco do Estado de São Paulo (Bank of the State of São Paulo) (from 1999 to 2000) and chairman of Banco do Brasil (from 2001 to 2003). He was also adjunct professor of the Economics Department of Universidade Federal Fluminense (from 1969 to 1980) and a professor at the Economics Institute of Universidade Federal do Rio de Janeiro (from 1991 to 1998), where he was also principal (from 1982 to 1985).

Mr. Guy Almeida Andrade - Mr. Andrade holds a degree in Accounting from Universidade de São Paulo and a degree in Business Management from Universidade Mackenzie. He is the chairman of the Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute). He is also a member of the board of directors of the International Federation of Accountants, chairman of the audit committee of the same institution and partner of Magalhães Andrade Auditores Independentes and of RBA Global Auditores Independentes , two auditing companies.

Our by-laws do not specify an age limit for serving on the Audit Committee.

The members of our Audit Committee shall not receive any other compensation from our affiliates in addition to the compensation for serving as a member of the Audit Committee. Audit Committee members who also serve on the Board of Directors may choose to receive remuneration regarding one of such positions.

Article 38 of our by-laws lists the powers of the Audit Committee. In particular, the Audit Committee has the power to review, prior to their publication, the semi-annual financial statements, including explanatory notes, management’s reports and the reports issued by the independent auditors of each one of our consolidated subsidiaries. In addition, our Audit Committee is entitled to recommend to the Boards of Officers from each of our consolidated subsidiaries amendments to the policies and procedures within the scope of its attributions.

Our Audit Committee shall meet ordinarily once each trimester and extraordinarily whenever corporate interests so require. The decisions of the Audit Committee shall be taken by a majority of votes with the presence of at least half of its elected members. In the event of a tie, the Chairman, in addition to his own vote, is entitled to cast the tie-breaking vote.

Our board of directors currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002 and we are considering any changes that may be required to qualify our Audit Committee as an audit committee for purposes of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder.

Unibanco Holdings is not required by Brazilian Law to have its own Audit Committee. The board of directors of Unibanco Holdings currently serves as its audit committee for purposes of the Sarbanes-Oxley Act.

6.D. EMPLOYEES

Unibanco Pessoas (Unibanco People), our human resources area, is committed to promoting professional growth and aligning the interests of Unibanco’s employees with our strategic objectives. Unibanco People develops tools for improving the process of managing human capital, focusing on professional training and development, capturing and attracting new talent, developing incentive and recognition programs, and improving relations with the in-house community (employees) and the external community (government bodies and unions).

As of December 31, 2003, Unibanco and its subsidiaries had 27,625 employees, up from 26,739 at the end of December 31, 2002. The following table shows the number of Unibanco employees as of December 31, 2001, 2002 and 2003, grouped by business area.

	Number of Employees

Area	2001	2002	2003

Retail Branches	10,386	10,410	11,425
Corporate-Site Branches	1,741	1,506	1,041
Unicard	463	445	643
Wholesale	1,513	1,400	1,335
Insurance	1,373	1,397	1,429
Unibanco Asset Management	148	166	196
Banco 1.net	302	321	250
Banco Dibens	104	96	92
Fininvest	5,102	2,631	2,173
Others	8,572	8,367	9,041
Total	29,704	26,739	27,625

The following table sets forth the number of Unibanco employees as of December 31, 2001, 2002 and 2003, grouped by title and region:

	Number of Employees

Title	2001	2002	2003

Director	182	160	169
Superintendent	305	350	384
Manager	1,903	1,930	2,025
Others (1)	27,314	24,299	25,047
Total	29,704	26,739	27,625

(1)	Includes employees in foreign offices.

	Number of Employees

Region	2001	2002	2003

Southeast	23,943	21,765	22,484
South	2,509	2,209	2,257
Northeast	2,159	1,635	1,720
Center-East	786	772	789
Foreign Offices	178	236	256
North	129	122	119
Total	29,704	26,739	27,625

Approximately 41% of our workforce are members of a union. We believe that we have good relations with our employees and their unions. Collective bargaining agreements with the bank employees unions typically have 12-month terms and are subject to renewal in September of each year.

We offer our outstanding senior managers the opportunity to become shareholders. Our Stock Option Program awards exceptional performance and contribution to the group’s development. Up to December 31, 2003, we had granted 1,123,900,000 stock options, in the form of Units under this program. These options are exercisable between January 21, 2005 and December 17, 2009, at an average exercise price of R$92.97 per 1,000 options. Each Unit consists of one ação preferencial, or preferred share, of Unibanco and one ação preferencial Classe B, or Class B preferred share of Unibanco Holdings, our parent.

We also emphasize employee training. In 2003, 20 executives attended the MBA Consórcio program at the Fundação Dom Cabral. MBA programs abroad are another highlight of our commitment to high-quality training. Candidates selected by Unibanco executives undergo a meticulous selection process. The program is focused on management level candidates and offers full 100% sponsorship in MBAs at 10 top ranked business schools. Since 1996, 35 professionals have been sponsored in schools such as Wharton, Kellogg, MIT, Stanford, Chicago, Michigan, and the London Business School.

Unibanco conducts an institutional award program to encourage and recognize employee performance. The highest honor is the Walther Moreira Salles Award, which identifies and promotes five categories of exceptional projects and ideas presented by individuals and teams: Innovation, Integration/Teamwork, Service Excellence, and Talent Management and Exchange. In connection with the third annual award in 2003, we received 164 submissions, selected 24 finalists and chose five winners and two special achievement nominees. Each winning team was awarded 200 lots of 1,000 Units.

Unibanco has been undertaking an Employee Satisfaction Survey since 1997, conducted by external consultants. This is an important factor in our ability to assess the organizational climate, identify areas in need of improvement and take required actions to provide employees with concrete solutions to foster healthy working environment that supports personal development.

In 2003, this survey posted a level of employee satisfaction with Unibanco of 86%, a 17% improvement over the first survey conducted in 1997. Regarding motivation, 76% of the employees now state that they are either motivated or very motivated in their day-to-day work, which reflects a 24-point improvement over the first survey.

6.E. SHARE OWNERSHIP

Equity Ownership of Directors and Officers

        See “Item 6.B. Compensation – Unibanco – Directors and Officers Stock Option Plan” for a description of our stock option plan for selected members of management.

        As of May 31, 2004, apart from their direct ownership of our capital stock, the members of our board of directors, executive officers and members of our management also held approximately 1.470% of our capital, under a stock purchase plan which is sponsored exclusively by E. Johnston Representações e Participações S.A., or E. Johnston, a company controlled by the Moreira Salles family.

        Until April 14, 2004, under this plan, E. Johnston issued its preferred shares to participants who paid for such shares with the dividends received. The shares held under the plan would be repurchased by E. Johnston upon retirement, death or permanent incapacity of the participants or upon the participants leaving Unibanco.

        E. Johnston preferred shares have no voting rights, but entitle their owners to receive any distribution made by us in proportion to their indirect ownership of our capital, as well as to obtain any gains from the sale of the shares provided certain conditions are met.

        As of April 15, 2004, the Special Preferred Shareholders Meeting and the Extraordinary Shareholders Meeting of E. Johnston approved a reduction of capital by which the preferred shareholders received Units held by E. Johnston in exchange for such preferred shares.

        Therefore, since April 15, 2004, the participants of our stock option plan hold Units, being provided that are no other changes in our stock option rules.

        Since the implementation of our new directors’ and officers’ stock option plan in 2002, we no longer sell shares under the E. Johnston purchase plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

        Unibanco

        Each of our common shares entitles its holder to one vote at any shareholders meeting. Unibanco Holdings controls us through its ownership of common shares representing 96.6% of our voting interest.

        The following table shows the beneficial ownership of our outstanding common and preferred shares as of April 30, 2004. We believe that only those shareholders mentioned in the table below hold more than 5% of either class of our shares.

	Unibanco Common Shares		Unibanco Preferred Shares
Shareholder	Number	% of Total	Number	% of Total
Unibanco Holdings	72,995,091,491	96.6%	8,981,806,118	13.8%
Caixa Geral de Depósitos	364,157,814	0.5%	6,393,842,186	9.8%
Commerzbank AG	0	0.0%	3,589,738,743	5.5%
Float(1)	2,206,521,588	2.9%	42,959,916,634	65.8%
Our Directors and Executive Officers as a group	45,958	0.0%	120,301,542	0.2%
Treasury	0	0.0%	3,274,411,244	5.0%

Total	75,565,816,851	100.0%	65,320,016,467	100.0%
(1)	Consisting of our floating shares in the market.

        Unibanco Holdings

        Each of Unibanco Holdings’ common shares entitles its holder to one vote at any shareholders meeting. E. Johnston Representação e Participações S.A. or E.J.S.A., a company controlled by Moreira Salles family, controls Unibanco Holdings through its ownership of common shares representing 78.6% of its voting interest.

        As a result of the acquisition of Bandeirantes, Caixa Geral de Depósitos, through its subsidiary Caixa Brasil SGPS, S.A. acquired an equity participation in Unibanco Holdings of 10.00% of its common shares and 15.67% of its preferred shares (this percentage refers to the sum of preferred shares and units). As of April 30, 2004, Caixa Geral de Depósitos’ equity participation in Unibanco Holdings, together with its direct participation in our voting and non-voting capital shown in the table above, results in a total direct and indirect participation in 12.5% of our total outstanding equity.

        On September 30, 2003, Mizuho Corporate Bank Ltd. and Commerzbank AG sold an aggregate of approximately 5.8 billion Units in a global secondary offering in Brazil, the United States and elsewhere. The number of Units sold represented 9.36% of our non-voting capital and 11.66% of the non-voting capital of Unibanco Holdings. As a result of this global offering, Mizuho has entirely liquidated its equity interest in us, which prior to the offering represented directly and indirectly 4.8% of our outstanding preferred shares; and Commerzbank has reduced its ownership of our outstanding preferred shares from 8.8% to 5.2%. However, we expect to maintain our historical business relationships with both Commerzbank and Mizuho.

        These are the only significant changes in the ownership of Unibanco Holdings’ shares and our shares during the past three years.

        The following table sets forth the names of the shareholders that we know beneficially own 5% or more of outstanding Unibanco Holdings’ common or preferred shares as of April 30, 2004 and the number of Unibanco Holdings’ common and preferred shares owned by each such shareholder.

	Unibanco Holdings Common Shares		Unibanco Holdings Preferred Shares
Shareholder	Number of Shares ON	% of Total	Number	% of Total

E. Johnston Rep. E Part, S.A.	24,777,810,580	78.6%	1,283,892,253	2.4%
Caixa Brasil SGPS, S.A.	3,713,843,587	11.8%	6,758,000,000	12.8%
Commerzbank AG	0	0.0%	3,589,738,743	6.8%
Bahema Group (1)	1,456,891,332	4.6%	0	0.0%
Sul America Group	616,522,006	2.0%	0	0.0%
Float (2)	949,520,000	3.0%	38,756,675,712	73.4%
Others directors	14	0.0%	74,003,494	0.1%
Treasury	0	0.0%	2,353,578,575	4.5%

Total	31,514,587,519	100.0%	52,815,888,777	100.0%
(1)	125,385,000 shares are in the custody of Câmara Brasileira de Liquidação e Custódia - CBLC (São Paulo Stock Exchange's Clearing House).
(2)	Consisting of our floating shares in the market

        We estimate, based on the information received by the Depositary, that 69,447,910 of our Global Depositary Shares are held by approximately 3,700 beneficial owners and 22 record (registered) holders, as of April 30, 2004. Each of our Global Depositary Shares represents 500 Units, each Unit consisting of one Unibanco preferred share and one Unibanco Holdings preferred share. Therefore, 53.2% of our total preferred shares and 65.7% of Unibanco Holdings’ total preferred shares are held in the United States in the form of Global Depositary Shares.

7.B. RELATED PARTY TRANSACTIONS

Certain Relationships and Related Party Transactions

        We summarize below all material transactions known to us between ourselves, Unibanco Holdings or any of our subsidiaries and any of our directors, statutory officers or shareholders which hold more than 5% of any of our or Unibanco Holdings’ classes of shares, or the family members of such directors, officers and shareholders, as well as any enterprises in which such parties own a substantial interest or over which they can exercise significant influence.

        Under Brazilian law, financial institutions may not grant loans or advances to affiliates, statutory officers, directors or their family members, nor to any enterprises in which such parties own more than 10%. Therefore, we have not made any loans or advances to any of those persons. For this purpose, affiliates include companies in which a financial institution holds 10% or more of the capital stock or which hold 10% or more of a financial institution’s capital stock. This prohibition is not applicable to Unibanco Holdings nor to any of our non-financial subsidiaries and it does not limit our ability to enter into transactions in the interbank market with our affiliates that are financial institutions.

Distribution of Financial Products

        Certain of our subsidiaries, such as Unibanco AIG Seguros S.A., Unibanco AIG Previdência S.A., Unibanco Companhia de Capitalização S.A., Unicard Banco Múltiplo S.A. and Unibanco-Rodobens Administradora de Consórcios Ltda., have entered into Distribution Agreements with us. These agreements govern the use of our branch network as a distribution channel for insurance products, pension plans, consortium quotas, credit cards and other products.

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

Loans

        Commerzbank and Caixa Geral de Depósitos, financial institutions that are our strategic shareholders, and Mizuho, one of our former strategic shareholders, have, from time to time, extended trade-related and general purpose credit lines with us mainly for onlending purposes. On December 31, 2003, the total amount outstanding under those credit lines related to Caixa Geral de Depósitos and Commerzbank was approximately R$819 million. The total amount outstanding under the credit line relating to Mizuho was approximately R$49 million on December 31,2003.

        We believe that such loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, if applicable, as those prevailing at the time in the market for comparable transactions and did not involve more than the normal risk of collectibility.

ITEM 8. FINANCIAL INFORMATION

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 19 - Financial Statements & Exhibits.

Legal Proceedings

        We are a party to lawsuits and administrative proceedings incidental to the normal course of our business, as described below. We believe that any potential liabilities arising from such lawsuits and administrative proceedings will not have a material adverse effect on our financial condition or results.

        We are involved in several tax disputes, mainly relating to the constitutional validity of certain taxes imposed on us by the Brazilian government.

        In addition, Labor unions and former employees have filed several lawsuits against us seeking compensation for labor rights. In such cases, we usually enter into settlement agreements with our former employees.

        We are party to a number of civil legal proceedings relating to, among others, claims alleged against us by clients in connection with financial services provided by us and our subsidiaries and claims relating to the collection of our financial products and are involved in several lawsuits resulting from the corporate reorganizations associated with our acquisitions of certain Brazilian financial institutions. In addition, we are a party to several lawsuits filed by clients for the adjustment of deposits required under certain anti-inflationary plans implemented by the Brazilian government.

        We are not party to any material administrative proceedings before the Security Exchange Commission, the Brazilian Private Insurance Superintendency (“SUSEP”), or the Central Bank of Brazil. In the ordinary course of our business, we are involved with certain disputes filed by consumers with the Central Bank and SUSEP, but none of these proceedings are material to our business.

        We believe that the provisions we have made for the lawsuits to which we and our subsidiaries are defendants are sufficient to cover any probable and estimated losses from litigation, and that there are no suits pending or threatened, individually or in the aggregate, that if decided against us or our subsidiaries would have a material adverse effect on our business, financial condition or results of operations. However, it is not possible for us to determine all potential costs and fines that we may incur. On December 31, 2003, we have provisioned (i) R$442 million for civil litigation; (ii) R$672 million for tax litigation; and R$742 million for labor litigation.

        There are no material proceedings to which any of our directors or members of senior management, or any of our affiliates, are either a party against us or our subsidiaries or have a material interest against us or our subsidiaries.

Dividends

See “Item 10. Additional Information - Memorandum and Articles of Association”. Brazilian law requires a dividend distribution of at least 25% of net income. Unibanco distributes 35% of net income after setting aside 5% as a legal reserve. Unibanco and Unibanco Holdings pay out almost identical dividends per share owing to a combination of three factors: the number of shares comprised in the equity of Unibanco Holdings, excluding treasury stock, is equal to the number of Unibanco shares held by Unibanco Holdings; dividends received from Unibanco are Unibanco Holdings’ sole source of cash revenues; and Unibanco Holdings distributes 100% of the dividends received, after setting aside legal reserves. The payment of dividends of both companies occurs at least twice a year, usually in January and July.

8.B. SIGNIFICANT CHANGES

Market Maker for Units

To increase the liquidity of our Units in the Brazilian market, we hired in May 2004 LatinFinance Advisory & Research S.A. and Ágora Senior Corretora de Títulos e Valores Mobiliários S.A., a securities brokerage company, to be, respectively, advisor and Market Maker for our Units with respect to BOVESPA, the São Paulo Stock Exchange.

Reverse stock split

We and Unibanco Holdings approved a reverse stock split of our respective stocks, common and preferred shares, including the Units (each Unit represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings), at the ratio of 100 (one hundred) shares to 1 (one) share. We believe that the reverse stock split will provide more efficiency in the relationship with the shareholders, reduce operational costs and increase our stock liquidity. The reverse stock split is pending the Brazilian Central Bank approval and we expect it will be consummated in the second half of 2004.

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our preferred and common shares are listed and traded on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo). The Class B Preferred Shares of Unibanco Holdings are not separately traded, but the Units, each consisting of one of our preferred shares and one class B preferred share of Unibanco Holdings, are listed and traded on the São Paulo Stock Exchange. Our Global Depositary Shares, each representing 500 Units, are traded on the New York Stock Exchange. Each Unit on the São Paulo Stock Exchange is traded in lots of 1,000.

9.C. MARKETS

The table below sets forth, for the indicated period, the high and low closing prices of the Global Depository Shares, or GDS, on the New York Stock Exchange, in U.S. dollars, and Units on the São Paulo Stock Exchange, in reais:

	New York Stock Exchange US$ per GDS		São Paulo Stock Exchange R$per 1,000 Unit
	High	Low	High	Low
Year ended December 31,
1999	29.96	8.72	96.61	22.40
2000	32.57	20.82	106.62	64.01
2001	31.03	12.72	110.19	62.72
2002	26.06	5.99	112.41	45.43
Year ended December 31, 2002:
First quarter	23.75	18.98	104.83	84.49
Second quarter	26.06	13.32	112.41	68.70
Third quarter	16.05	6.74	86.54	50.11
Fourth quarter	11.72	5.99	77.55	45.43
Year ended December 31, 2003:
First quarter	14.57	9.50	98.83	69.66
Second quarter	17.84	14.23	106.49	89.33
Third quarter	19.50	15.09	114.75	87.62
Fourth quarter	24.46	20.00	142.43	114.45
Year ended December 31, 2004:
First quarter	26.10	22.13	148.95	130.00
Month of:

January 2004	26.10	23.29	148.95	136.99
February 2004	24.50	22.13	140.99	130.00
March 2004	25.91	23.26	148.70	134.25
April 2004	25.68	19.60	148.11	112.01
May 2004	19.40	17.00	120.00	106.10
As at June 23, 2004	20.47	18.65	126.72	117.02

ITEM 10. ADDITIONAL INFORMATION

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Summary of the By-laws of Unibanco - União de Bancos Brasileiros S.A. and of Unibanco Holdings S.A.

        We are a financial institution incorporated under the laws of the Federative Republic of Brazil, duly authorized to conduct business by the Central Bank of Brazil. Our Corporate Taxpayers Enrollment Number is 33.700.394/0001-40 and our State Enrollment Number is 35300102771.

        Unibanco Holdings is a company incorporated under the laws of the Federative Republic of Brazil. Its Corporate Taxpayers Enrollment Number is 00.022.034/0001-87 and its State Enrollment Number is 35300140443.

        The information below refers to Unibanco Holdings’ by-laws and our by-laws, both dated April 30, 2004. Our by-laws are currently subject to the Central Bank’s approval.

Objectives and Purposes

        Unibanco

        Our corporate objective and purpose, as described in article 2 of our by-laws, are to perform those operations and services which are permitted to be performed by financial institutions according to Brazilian Law. This includes conducting foreign exchange. We may also participate in the share capital of other companies, pursuant to the applicable legal and statutory provisions, but we may not (i) acquire real property not intended for our own use, with the exception of certain cases permitted by law, or (ii) issue debentures or partes beneficiárias.

        Unibanco Holdings

        Unibanco Holdings’ objective and purpose, as described in article 2 of its by-laws, are to participate in the share capital of other companies. Unibanco Holdings exclusively holds equity interest in Unibanco. It does not currently intend, on a permanent basis, to conduct any activity other than holding Unibanco’s common shares and preferred shares.

Directors and Officers

        Unibanco

        We are managed by two bodies: (i) a Board of Directors, and (ii) a Board of Officers.

        Our Board of Directors may be made up of between 4 (four) and 8 (eight) directors. Directors are elected by our shareholders at the shareholders meeting, for a 1 (one) year term of office. Pursuant to the Brazilian Corporation Law and our by-laws, all directors must also be shareholders. Our by-laws do not specify a minimum number of shares that a director must own.

        Our Board of Directors ordinarily meets once each quarter and additionally meets whenever corporate interests so require. The decisions of our Board of Directors are taken by a majority of votes with the presence of at least half of its elected members. In the event of a tie, the Chairman (or the Vice Chairman if the Chairman is not present), in addition to his own vote, is entitled to cast the tie breaking vote.

        Article 15 of our by-laws specifies that the age limit for serving on our Board of Directors is 65 (sixty-five) years. However, such limit may be extended at the Board of Directors’ discretion.

        Article 16 of our by-laws lists the exclusive powers of our Board of Directors. Pursuant to this provision, directors have the power to determine:

  the remuneration of each member of our Board of Directors, of our Audit Committee and of our Board of Officers, subject to the aggregate maximum amount approved by shareholders at the annual shareholders meeting; and
  the performance bonus of each member of our Board of Directors and our Board of Officers.

        Our Board of Officers may be composed of up to 150 members:

  One Chief Executive Officer;
  up to 10 Executive Vice-Presidents and Vice-Presidents; and
  up to 139 Executive Officers, Officers and Deputy Officers.

        The Chief Executive Officer, the Executive Vice Presidents, the Vice-Presidents and the Executive Officers form the Board of Executive Officers. Until July 1, 2004, the Board of Officers will also include 1 (one) Executive President of the Retail Banking Group.

        All members of the Board of Officers are elected by our directors at the Board of Directors Meeting for a 1 (one) year term of office. The Board of Executive Officers is responsible for the management and supervision of our corporate activities and the Board of Officers has the power to act on our behalf in accordance with our by-laws.

        Article 20 of our by-laws specifies that the age limit for holding a position on our Board of Officers is 60 (sixty) years. Such limit may be extended at the Board of Directors’ discretion.

        Unibanco Holdings

        Unibanco Holdings is also managed by two bodies: (i) a Board of Directors, and (ii) a Board of Officers.

        The Board of Directors may be made up of between 5 (five) and 11 (eleven) directors. Directors are elected by the shareholders at the shareholders meeting for a 1 (one) year term of office. Pursuant to the Brazilian Corporation Law and the by-laws of Unibanco Holdings, all directors are required to be shareholders. Unibanco Holdings’ by-laws do not specify a minimum number of shares that a director must own.

        Unibanco Holdings’ by-laws do not specify an age limit for serving on the Board of Directors.

        Article 16 of Unibanco Holdings’ by-laws lists the exclusive powers of its Board of Directors. Pursuant to this provision, the Board has the power to, among other things, determine the remuneration of each member of the Board of Directors and the Board of Officers, subject to the maximum aggregate amount approved by shareholders at the annual shareholders meeting.

        The Board of Directors ordinarily meets twice a year and additionally meets whenever corporate interests so require. The decisions of the Board of Directors are taken by a majority of votes with the presence of at least half of its elected members. In the event of a tie, the Chairman (or the Vice Chairman if the Chairman is not present), in addition to his own vote, is entitled to cast the tie breaking vote.

        The Board of Officers is made up of 3 (three) members: 1 (one) Chief Executive Officer and 2 (two) Officers. All members are elected by the Board of Directors, for a 1 (one) year term. Unibanco Holdings’ by-laws do not specify an age limit for holding a position on the Board of Officers.

        The Board of Officers is responsible for the management and supervision of Unibanco Holdings’ corporate activities and has the power to act on behalf of Unibanco Holdings in accordance with its by-laws.

Certain Provisions of Brazilian Law

        Under Brazilian law, the controlling shareholders, directors and officers may not take or receive loans or advances from financial institutions in which they are shareholders, directors or officers. In addition, we may not grant loans or advances to our affiliates, controlling shareholders, officers, directors and their respective family members nor to companies in which these persons hold more than 10% of the share capital or hold managing position.

        In addition, directors and officers may not take part in any corporate transaction or deliberate with respect to any corporate transaction in which they have a conflict of interest with the company. Any director or officer who believes he may have a conflict must inform the company’s other officers and directors of the nature and extent of his interest in the transaction.

Audit Committee

        Please see "Item 6.C. Board Practices" for information regarding our Audit Committee.

Description of capital stock

General

        Unibanco

        As of April 30, 2004, our fully subscribed and paid in capital stock is equal to R$5,000,000,000, represented by 140,885,833,318 registered shares with no par value. Of these:

  75,565,816,851 are common shares, and
  65,320,016,467 are preferred shares.

        Unibanco Holdings

        As of April 30, 2004, Unibanco Holdings’ fully subscribed and paid in capital stock was equal to R$1,863,449,958.72, represented by 84,330,476,296 registered shares with no par value, as follows:

  31,514,587,519 common shares, and
  52,815,888,777 preferred shares.

Payment for subscribed shares

        Pursuant to the Brazilian Corporation Law, the liability of the shareholders of corporations (“sociedades anônimas”) is limited to the price paid for the subscribed shares. The law further states that the shareholder must pay for these shares in accordance with the terms and conditions of the by-laws or the subscription bulletin, as the case may be. If the by-laws or the subscription bulletin do not state the amounts and terms of payment, the management bodies shall inform the shareholders of their duty to make the appropriate payments in the manner set forth in the law.

        If a shareholder does not make the appropriate payments for the subscribed shares, the company may, in its discretion, seek the payment through court proceedings or by selling the shareholder’s shares on the stock exchange.

Unibanco common shares

        Each common share entitles the holder to one vote at shareholders meetings and to receive the mandatory dividend, as provided by article 202 of Brazilian Corporation Law. In addition, common shareholders are entitled to participate, on the same basis as our preferred shareholders, in capital increases resulting from reserves and profits.

Unibanco preferred shares

        Our preferred shares are not convertible into common shares and, except in limited circumstances, do not entitle the holder to voting rights. Our preferred shares entitle the holder to the following additional rights:

  participation in the net profits of each fiscal year, in an amount which ensures each preferred shareholder a yearly dividend 10% higher than that distributed to each common shareholder;
  priority in the return of capital, without a premium, in case of liquidation, based on the portion of the capital stock represented by these shares; and
  participation, on an equal basis with holders of common shares, in capital increases resulting from the capitalization of reserves and profits.

Unibanco Holdings' common shares

        Each common share entitles the holder to one vote at shareholders meetings and to receive, together with the Unibanco Holdings preferred shares, dividends equivalent to 100% of Unibanco Holdings net profit. In addition, common shareholders are entitled to participate, on the same basis as the other shares of Unibanco Holdings, in capital increases resulting from the capitalization of reserves and profits.

Unibanco Holdings' preferred shares

        The preferred shares of Unibanco Holdings do not entitle the holders to voting rights, except in limited circumstances. Unibanco Holdings’ preferred shares entitle the holder to the following additional rights:

  priority in the distribution of a minimum semiannual dividend of the higher of, (i) R$0.15 per one thousand shares (adjusted for any applicable stock split or recombination); or (ii) 1.5% of the net equity of the share, resulting in a priority annual dividend of 3% of the share's net equity;
  priority in the return of capital, in the case of liquidation, based on the portion of the capital stock represented by this class of shares; and
  participation, on the same basis as the common shares, in the distribution of dividends and in capital increases resulting from the capitalization of reserves and profits.

        In September 2003, 100% of the class "A" preferred shares issued by Unibanco Holdings were converted into class "B" preferred shares. Therefore, the relevant provisions of the by-laws were duly amended to eliminate the separate Class “A” preferred shares and the shares formerly designated class "B" preferred shares are now designated "preferred shares". Nevertheless, due to operational matters, the designation of Unibanco Holdings’ preferred shares shall not be altered on the negotiations occurred until the next notice to the market.

Units

        Pursuant to article 43 of the Brazilian Corporation Law, Units are defined as share deposit certificates. Each certificate, or Unit, represents one of our preferred shares and one preferred share of Unibanco Holdings. Accordingly, for each of our preferred shares deposited, an equal number of preferred shares of Unibanco Holdings must also be deposited to form a Unit.

        We provide each holder of Units with a statement related to his account as requested, at the end of each month in which a transaction takes place and once per year if no transactions occur. This statement contains the following information:

  the date and place of issuance,
  an indication that it is a report on Units "Certificado Escritural de Depósito de Ações", the number and type of deposited shares,
  that the underlying shares, as well as dividends paid thereon and amounts corresponding to redemption or amortization, will only be made available to the holder of the Units or to the person such holder indicates in writing; and
  the name and qualification of the holder, the deposit fee charged by us, if applicable, and the addresses of our shareholders' service facilities.

        Our by-laws and Unibanco Holdings’ by-laws each provide, among other things, that a holder of a Unit is a holder of one of our preferred shares and one of the preferred shares of Unibanco Holdings, entitled to all the rights inherent to such shares.

Units holders’ rights

        The following procedures relate to the exercise of the rights conferred by the shares underlying the Units:

  The dividends and the amount of the redemption or amortization of the deposited shares shall be paid by us to the holders of the Units;
  A holder of Units is entitled to participate at our and Unibanco Holdings' shareholders meetings, and to exercise all rights conferred to the relevant shareholders with respect to the underlying shares; and
  If preemptive rights relating to the underlying shares of one or both companies are granted to shareholders, a holder of Units is entitled to subscribe for shares of one or both companies as applicable, and the shares may be issued to such holder separately or, if preemptive rights are granted and exercised with respect to both companies, as additional Units.

Special Provisions Relating to the Form and Transfer of Shares and Units

        Our shares, the shares of Unibanco Holdings and the Units are registered in book-entry form and we act as registrar for these securities.

        Any transfer of ownership in our shares, the shares of Unibanco Holdings, the shares deposited with us for the issuance of Units, and the Units themselves can only be effected through book entries upon the presentment of a written order of the holder of the relevant securities or the presentment of a court order or authorization, which shall be kept in our files. Such entries attribute to the transferee the shares or Units acquired and withdraw from the transferor the shares or Units sold.

        The Units’ underlying shares and the relevant dividends and redemption or amortization amounts may not be pledged, hypothecated or otherwise subject to any liens or other encumbrances which may jeopardize the delivery of dividends and redemption or amortization amounts to the holders of the Units.

        Pledges or other liens to which Units are subject are marked down on the Units book entry system and included in the relevant account statement.

        If holders of Units wish to trade their Units on any Brazilian Stock Exchange, such holders and their broker agent must sign an Order of Transference of Shares kept in Book Entry Form (Ordem de Transferência de Ações Escriturais - OTA). After receiving the order, the broker agent must deposit the Units in the custody of the Brazilian Stock Exchange, which sends a Request of Transference of Shares kept in Book Entry Form (Pedido de Transferência de Ações Escriturais – PTAE) to us after the negotiations. When such request is received, the Units are transferred to our custody and registered in the name of their new holder.

Limitations on Foreign Investors' Rights to Own Securities

         Foreign investors seeking to invest in Brazilian securities are required to comply with various rules and regulations, which include rules requiring the registration of investors and their investments with the Central Bank, the Brazilian Securities and Exchange Commission, and the Brazilian Registry of Legal Entities. In addition, foreign investors who wish to invest in the voting shares of Brazilian financial institutions require the prior authorization of the Brazilian government. For a more detailed discussion on these limitations on foreign investors’ rights to own securities, see “Item 10. Additional Information – Exchange Rates and Exchange Controls – Restrictions on Foreign Investments and Overseas Remittances” and “Item 4.B. Business Overview - Regulation and Supervision – Foreign Investments and the Federal Constitution – Foreign Investments in Brazilian Financial Institutions”.

Cancellation of Units

        In accordance with our by-laws and Unibanco Holdings’ by-laws, a holder of a Unit may, at any time, cancel his Units and become a direct holder of the underlying shares. These shares are fully transferable. Our and Unibanco Holdings’ Board of Directors may temporarily suspend, at any time, under specific circumstances mentioned in our by-laws, the possibility of canceling the Units.

        Units that are subject to pledges, encumbrances or any other liens cannot be cancelled.

Shareholders meetings

        Pursuant to our by-laws and Unibanco Holdings’ by-laws, annual shareholders meetings are held within 4 (four) months following the end of the fiscal year. At the annual meeting, shareholders, among other things:

  analyze, discuss and approve our financial statements; and
  deliberate about the use of our net profits for the fiscal year, as well as the distribution of dividends.

        Pursuant to our by-laws and Unibanco Holdings’ by-laws, extraordinary shareholder meetings may be held whenever the corporate interests so require.

        According to the Brazilian Corporation Law, the general shareholders meetings may be called by the Board of Directors. In addition, general shareholders meetings may also be convoked by:

  the Fiscal Committee, in circumstances specified by law;
  any shareholder, in case managers do not convoke the meeting within 60 days of the required date;
  shareholders who represent at least 5% of the capital stock, if directors fail to call a meeting within 8 days of a convocation request; or
  shareholders who represent at least 5% of the capital stock or 5% of the shareholders with no right to vote, if the Directors fail to call a meeting within eight (8) days of the convocation request for installing the Fiscal Committee.

        Our shareholders meetings, as well as those of Unibanco Holdings, are convoked by publishing, not less than fifteen calendar days prior to the scheduled meeting date and not less than three times, a notice in the “Diário Oficial do Estado de São Paulo” and in the “Valor Econômico”, both newspapers with circulation in the city of São Paulo. This notice must contain the agenda for the meeting and, in case of an amendment to the by-laws, an indication of the subject matter.

        The meetings generally take place at our principal office. A shareholders meeting in which all the shareholders participate will be considered valid, notwithstanding failure to meet the legal requirements for the convocation.

        According to our and Unibanco Holdings’ by-laws, shareholders meetings shall be held and presided over by the Chairman of the Board of Directors. In his absence, the Chairman may appoint any member of the Board of Directors or of the Board of Officers to do so in his stead. The Chairman shall choose among the shareholders present one or more shareholders to serve as secretaries of the meeting.

        Our shareholders may be represented at shareholders meetings by a proxy that meets the conditions imposed by law. The identity of a shareholder shall be proved, if so required, by the presentation of a document evidencing his identity.

Voting rights

        Each of our common shares and the common shares of Unibanco Holdings entitles the holder to one vote at shareholders meetings. Except as otherwise provided by law, resolutions of a general shareholders’ meeting are passed by majority of votes.

        Under Brazilian Corporation Law, the holders of our preferred shares and the preferred shares of Unibanco Holdings are entitled to vote in the event we do not pay their minimum dividends for three consecutive fiscal years. In this event, the voting right of the preferred shares remains effective until such dividends are paid in full.

        The majority of holders of our preferred shares and the preferred shares of Unibanco Holdings, voting separately as a class, in a special meeting, have the right to approve proposals of the majority of the voting shareholders that would:

  change the rights and privileges of the preferred shares; and
  create a new class of preferred shares with superior rights.

        Under Brazilian Corporation Law, non-controlling holders of our preferred shares and the preferred shares of Unibanco Holdings representing at least 10% of the capital stock have the right to elect or dismiss one member of the Board of Directors, at a separate meeting, in which the controlling shareholder cannot participate and vote; provided that those shareholders hold the minimum percentage described above for at least 3 (three) months immediately before the shareholders’ meeting. Similarly, non-controlling holders of our common stock and the common stock of Unibanco Holdings which represent at least 15% (fifteen percent) of our voting capital stock have the right to elect or dismiss 1 (one) member of the Board of Directors, subject to the same terms and restrictions that apply to the non-controlling holders of our and Unibanco Holdings’ preferred shares.

Preemptive rights

        Each shareholder of Unibanco Holdings’ and our shareholders have a general preemptive right to subscribe for shares in the event of any capital increase in the proportion to his shareholding. A minimum period of 30 days following the publication of the capital increase notice must be allowed for the exercise of the right, which is transferable, either for consideration or not, during this period.

        Brazilian Corporation Law allows the Board of Directors of public companies with authorized capital to exclude or shorten the preemptive right 30-day period in the following cases:

  offering of shares made on Stock Exchanges or through public offerings; or
  exchange offers in takeover bids.

        According to the Brazilian Federal Constitution, until a special law regulating the participation of foreign investors in the capital of financial institutions is passed, the increase of the participation of such investors in the voting capital of financial institutions is subject to prior authorization by the Brazilian Government. Therefore, in the event that voting shares are being offered, our foreign shareholders and the foreign shareholders of Unibanco Holdings who hold an indirect participation in our capital stock may be prevented from exercising their preemptive rights.

Change of Control Provisions

        Under Brazilian Corporation Law, the sale of control of a publicly held company can only be effected if the purchaser makes a public offer to purchase the voting shares of the remaining shareholders at a price equal to at least 80% (eighty per cent) of the price paid for the controlling block of shares.

Right of withdrawal and redemption

        Our by-laws and the by-laws of Unibanco Holdings do not set forth any redemption provision; however, unless the by-laws state otherwise, the redemption of shares shall only be effected if, in a shareholders meeting convoked specifically to deliberate upon such matter, it is approved by shareholders representing at least half of the relevant shares.

        The Brazilian Corporation Law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to his or her equity interest.

Capital increases

        Our Board of Directors may increase our corporate capital by 95,195,526,716 shares, up to a maximum authorized amount of 236,081,360,034. This capital increase may be effected without amending our by-laws or obtaining shareholder approval, subject to the applicable limitations under Brazilian Corporation Law. As a financial institution, the number of our non-voting shares may not be higher than 50% of the total shares representing our capital stock. The authorized capital stock may only be changed by our shareholders at a shareholders’ meeting, through an amendment to our by-laws.

        The Board of Directors of Unibanco Holdings may increase its corporate capital by 180,000,000,000 shares, up to a maximum authorized amount of 60,000,000,000 common shares and 120,000,000,000 preferred shares. This capital increase may be effected without amending Unibanco Holdings’ by-laws or obtaining shareholder approval, and without maintaining the existing proportion among the classes of shares, subject to applicable limitations under Brazilian Corporation Law. No more than 2/3 of the capital stock may be represented by non-voting shares.

Acquisition of our own shares

        We and Unibanco Holdings may acquire our own shares, in order to cancel them or to keep them in our treasury, subject to authorization by our Board of Directors and certain limitations and conditions established by the CVM and by the Brazilian Corporation Law. Among other limitations, we may only repurchase shares with available profits and reserves as reflected in our most recent balance sheet and we may only hold 10% of each class of outstanding shares in treasury.

Approval by the Central Bank

        The Central Bank must approve every amendment to our by-laws, including those related to capital increases.

Stock option to officers and employees

        Within the limits of our authorized capital stock, and in accordance with a plan approved at a shareholders meeting, we may grant options to purchase our shares to our officers, employees and the officers and employees of our subsidiaries. The same applies to Unibanco Holdings.

Dividend policy

        Our by-laws contain the following provisions with respect to dividends for each fiscal year:

  the distributable amount for each fiscal year is equal to our net profit less the legal, contingency, statutory and unrealized income reserves;
  our mandatory dividend is equal to 35% of the distributable amount, to the extent profits are available for distribution;
  to each preferred share we pay 110% of the dividend paid to each common share;
  before the annual shareholders meeting, our Board of Directors may determine the payment of interim dividends out of earnings based on (i) semiannual balance sheets or earning reserves; or (ii) balance sheets issued on shorter periods, in which case the distribution of dividends shall not exceed the amount of capital reserves. These interim payments may be off set against the mandatory dividend.

        Unibanco Holdings’ by-laws contain the following provisions with respect to dividends for each fiscal year:

  the company shall distribute as dividends the entirety of the fiscal year's profit which remains after the creation of the legal reserve, when applicable;
  preferred shares receive a semiannual minimum dividend of, the higher of (i) R$0.15 per 1,000 shares or (ii) 1.5% of the net equity of the share resulting in a priority annual dividend of 3% of the share's net equity;
  before the annual shareholders meeting, the Board of Directors may determine the payment of interim dividends out of earnings based on (i) semiannual balance sheets or earning reserves; or (ii) balance sheets issued on shorter periods, in which case the distribution of dividends shall not exceed the amount of capital reserves. These interim payments may be off set against the mandatory dividend.

        Our and Unibanco Holdings’ Board of Directors normally declare dividends during the first quarter of each fiscal year. This declaration is ratified at the annual shareholders’ meetings.

        The dividends authorized by our Shareholders Meetings or by our Board of Directors shall be paid within 60 (sixty) days of the date they were declared and, in any event, within the fiscal year in which they were declared.

        The legal action to claim dividends shall terminate within three years from the date they were offered to the shareholder. In the event such legal action terminates, we and Unibanco Holdings will be entitled to such dividends.

        Pursuant to Brazilian Corporation Law, we may suspend the mandatory distribution of dividend if the Board of Directors determines that payments of the mandatory distribution of dividend would be inadvisable in view of our financial condition. The shareholders must ratify such determination at the annual shareholders meeting. Such determination must be reported to the CVM within five days of the relevant shareholders meeting. Under Brazilian Corporation Law, a mandatory distribution that is suspended and not offset against losses in future years must be paid as soon as our financial condition so permits. The same is applicable to Unibanco Holdings.

        We and Unibanco Holdings intend to continue to distribute dividends at an annual rate equal to the mandatory dividend.

Interest on capital stock

        According to our by-laws and the by-laws of Unibanco Holdings, any interest distributed to the shareholders, up to the limit of the long term interest rate (“Taxa de Juros de Longo Prazo”), shall be taken into account for the purpose of calculating the amount of the mandatory distribution of dividend, as provided for in paragraph 7 of Article 9 of Law 9249 of 12.26.95.

        The payment of interest on capital stock is subject to withholding income tax at the rate of 15%.

Disclosure of Ownership Interest

Acquisition by the controlling shareholder

        According to CVM’s regulations, in the event that a controlling shareholder increases his participation in the capital stock of the company by 5%, the shareholder must give notice of the increase to CVM, the Stock Exchanges and to the over-the-counter market in which the company has its securities negotiated. Such notice must contain the following information:

  name and qualification of the acquirer;
  objectives of the acquirer;
  quantity of stock option and subscription rights, by species and/or class of shares, already held directly or indirectly by the acquirer or by any person related to him;
  quantity of convertible debentures already held, directly or indirectly, by the acquirer or by any person related to him, establishing the quantity of shares subject to such possible conversion, by class and specie; and
  existence of any agreement which regulates voting rights or the sale and purchase of securities issued by the company.

        When the controlling shareholder has already increased its equity participation by 10% (ten percent) or more of any class of shares, any further acquisition of shares of each class must be made by means of public offering registered with CVM.

        For the purpose of these regulations, the potential increase of the controlling shareholders equity participation (through option, convertible debenture, etc.) must be taken into account.

Acquisition by any other person or company

        Pursuant to CVM’s regulations, if a company, an individual, or a group of individuals, acting together or representing only one interest, achieve a direct or indirect participation of 10% (ten percent) in the capital stock of a publicly-held company, such event must be disclosed. Such obligation also applies to individuals or a group of individuals that have a participation of 10% or more in the capital stock of the company and that increase their participation by 5% (five percent) or more of a specie or class of shares of the company’s capital stock.

10.C. MATERIAL CONTRACTS

BUS Serviços de Telecomunicações S.A. – Closing Agreement

        On June 26, 2002, ANATEL (Brazilian National Telecommunications Agency) approved the transfer of control of Bus Serviços de Telecomunicações S.A. (“BUS”) to Portugal Telecom S.A. (“PT”) or its affiliates. Primesys S.A. (“Prymesis”) acquired all BUS common shares held by Bus Holding S.A. (“BUS Holding”), representing 80.01% of BUS voting capital and 26.67% of BUS total shares, pursuant to a Closing Agreement, dated as of June 28, 2002. As a result, Primesys became the holder of 100% of the capital of BUS, and we and União de Comércio Participações Ltda. became holders of 100% of the capital of BUS Holding.

10.D. EXCHANGE RATES AND EXCHANGE CONTROLS

        Only institutions authorized by the Central Bank to operate in the foreign exchange markets may purchase or sell foreign currency in Brazil.

        There are two principal foreign exchange markets in Brazil, each with its own specific regulation:

  the commercial rate exchange market, where most trade and financial foreign exchange transactions are effected, including those relating to the purchase or sale of shares and the payment of dividends or interest with respect to shares; and
  the floating rate exchange market, where all other foreign-exchange transactions are effected.

        In both markets, rates are freely negotiated, but may be strongly influenced by Central Bank intervention. From the introduction of the real in July 1994 through March 1995, the real appreciated against the U.S. dollar. In March 1995, the Central Bank introduced exchange rate policies that established a trading band within which the real/U.S. dollar exchange rate could fluctuate, allowing the gradual devaluation of the real against the U.S. dollar. In January 1999, in response to increased pressure on the value of the real, the Central Bank allowed the real to float freely, and during 1999 and 2000 the real experienced high volatility and suffered a sharp decline against the U.S. dollar. This decline continued through the first three quarters of 2001; subsequently the real regained some value against the dollar in the fourth quarter of 2001. The real declined against the dollar in the first semester of 2002, suffering a sharper decline during the second semester due mainly to the presidential elections and speculations around the new government. The real recovered to some extent in 2003. The real declined against the dollar up to May, 2004 as a result of the changing outlook concerning the reversal of the expansionist path of US monetary policy and the ensuing dropping inclination of the international financial market to run risks in emerging markets.

        The following table sets forth information on the Central Bank’s Commercial Exchange Rate for U.S. dollars (PTAX sale rate) for the periods and dates indicated.

The Commercial Rate for U.S. dollars
Reais per US$1.00

1. Low, High, Average and Period-End, from 1995 to 2003:

Period	Low	High	Average(1)	Period-End

1995	0.8340	0.9726	0.9177	0.9725
1996	0.9725	1.0407	1.0049	1.0394
1997	1.0395	1.1164	1.0808	1.1164
1998	1.1165	1.2087	1.1611	1.2087
1999	1.2078	2.1647	1.8513	1.7890
2000	1.7234	1.9847	1.8348	1.9554
2001	1.9370	2.8007	2.3508	2.3204
2002	2.2650	3.9505	2.9316	3.5329
2003	2.8219	3.6623	3.0723	2.8879

2. Low and High, from January 2004 to June 2004:

Period	Low	High

January	2.8022	2.9409
February	2.9016	2.9878
March	2.8752	2.9410
April	2.8743	2.9522
May	2.9569	3.2051
June (2)	3.1119	3.1647

Source: The Central Bank
(1)	Represents the average of the month-end exchange rates during the relevant period.
(2)	Through June 22, 2004.

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
  freely convert the investment in the Units to foreign direct investment in Brazil provided that the investor registers with the Brazilian Securities Exchange Commission and the Central Bank. Registration with the Central Bank must be done within 30 days from the date they withdraw the Units from the Depositary Receipt program, establishing a representative of its investments in Brazil.

        Any individual, corporation or partnership resident or domiciled abroad may register with the Brazilian Securities and Exchange Commission — CVM and the Central Bank as a foreign investor. Such foreign investor is then allowed to invest in any type of investment available to Brazilian citizens in the financial and securities markets.

        Holders who do not comply with the registration rules described above may still register their investment, but the registration process will be subject to detailed procedures established by the Central Bank and may take longer than five business days. Holders who do not comply with these rules may also be subject to certain monetary penalties.

        In addition, a foreign entity, corporation or partnership which invests in the Brazilian financial and securities markets (except for investments in depositary certificates issued abroad, such as the GDS) must apply with the CVM for registration with the Brazilian Registry of Legal Entities (“CNPJ’). The CNPJ registration is maintained by the Brazilian federal tax authorities and a tax number is granted in connection therewith. In such particular cases, the right to (i) convert into foreign currency the payment of dividends and earnings resulting from the sale of shares and securities, and (ii) remit such amounts from Brazil, is subject to registrations both with the Central Bank and the CNPJ.

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

10.E. TAXATION

Taxation of GDSs and Units in Brazil

        We describe below the main Brazilian income tax consequences relating to the acquisition, ownership and disposition of GDSs or Units. We have considered the tax laws and regulations in effect in Brazil on the date of this annual report, which are subject to change. We have also considered that there is no income tax treaty between Brazil and the United States.

        This description does not contain all tax considerations that may be relevant to a decision to acquire Units or GDSs. You should consult your own tax advisors as to the tax consequences relating to the acquisition, ownership and disposition of GDSs or Units that may apply to you, including the effect of any U.S. state or local or foreign tax laws.

        With respect to the GDSs, we have also based this description on representations of the Depositary of our GDS program maintained in the United States and on the assumption that each obligation in the Deposit Agreement and any related documents will be performed in accordance with its terms.

General

        Holders of GDSs or Units are subject to Brazilian taxes, under certain conditions, in the event of receipt of dividends or interest, as well as capital gains.

        CPMF

        When Unibanco Holdings pays dividends or interest, such payment is subject to the Temporary Contribution on Financial Transactions, or CPMF.

        Taxation of Non-Stock Dividends

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

        Taxation of Interest Distribution

        When we or Unibanco Holdings pay accrued interest, such payment is subject to withholding income tax, according to Brazilian law, at the rate of 15%. Brazil has entered into a treaty with Japan pursuant to which the rate of withholding tax due upon the distribution of interest to residents of Japan is 12.5%. Currently, this is the only treaty in force in Brazil, which establishes a maximum income tax rate below 15%.

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

        Taxation of Gains

        We assume in our description below that:

  you are not a Brazilian resident; and
  your investment in GDSs was made under our Depositary Receipt program and consequently is registered with the Central Bank.

        As a general rule, if you sell your Units and realize a gain from the sale, you will be required to pay tax on the gains at a rate of 20%.

        As a non-Brazilian holder of GDSs, if you sell your GDSs outside of Brazil, there will be no taxation in Brazil on the gains realized.

        As a holder of GDSs, you may cancel your GDSs and exchange them for Units. However, as a non-Brazilian holder of Units:

  you should register your direct investment in Brazil with the Central Bank of Brazil within a specified time, in which case the foreign currency amount of your investment registered with the Central Bank will be determined based on the market value of the Units on the date you withdrew them from the program; and
  you should register your direct investment in Brazil with the Brazilian Securities Exchange Commission, or CVM.

        If you register your direct investments in Units:

  with the Central Bank within a specified time, an eventual increase in value of the Units from the date you acquired them abroad to the date you withdrew them from the Depositary Receipt program will be exempt from taxation;
  with the CVM and you are not a tax haven resident, you are exempt from the payment of tax on gains realized on the sale of Units. However, this current preferential treatment may be changed at any time.

        If you do not register your direct investments in Units:

  with the Central Bank within the specified time, the difference, in reais, between the value of the Units on the date of registration of the Units with the Central Bank for the Depositary Receipt program and the value of acquisition of the GDSs converted into reais will be considered a gain subject to Brazilian tax at a rate of 20%;
  with the Central Bank, you will not be able to enter into foreign exchange transactions to transfer outside Brazil the proceeds of your investment (for further discussion on this topic please see "Item 10.D. Exchange Rates and Exchange Control");
  with the CVM, and you sell your Units in Brazil realizing a gain on the sale, you will pay tax on the gains at a rate of 20%. The taxable gain is the difference between the amount in reais realized on the sale of the Units and the amount registered with the Central Bank converted into reais on the date of the registration;

        Holders of GDSs will be subject to the following additional Brazilian taxes if they exchange their GDSs for the underlying Units, therefore directly investing in Brazil:

  if you (i) exchange your GDSs for Units and (ii) you do not register your investment with the Central Bank within the specified time, the difference, in reais, between the value of the Units on the date of registration of the Units with the Central Bank for the Depositary Receipt program and the value of acquisition of the GDSs converted into reais will be considered a gain subject to Brazilian tax;
  if you (i) exchange your GDSs for Units; (ii) you do not register your investment with the CVM and (iii) you sell your Units in Brazil and realize a gain over this sale, you will pay a tax on such gains;
  if you (i) exchange your GDSs for Units and (ii) you are a tax haven resident, the same treatment applicable to Brazilian residents will apply to you.

        CPMF

        The CPMF may be applicable to the ownership, acquisition or disposition of Units. If you sell Units in Brazil, you will receive proceeds in reais and will be required to enter into a foreign currency exchange transaction to remit the proceeds abroad. The CPMF will be levied on the reais amount of the transaction at a maximum rate of 0.38%.

        The CPMF is also withheld, at the rates specified above, on the payment of dividends or interest by Unibanco Holdings to holders of GDSs under our Depositary Receipt program.

        Other Brazilian Taxes

        There are no other Brazilian taxes applicable to the ownership, acquisition or disposition of GDSs or Units by a non-Brazilian holder.

10.H. DOCUMENTS ON DISPLAY

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and to the Brazilian rules and regulations applicable to Brazilian public companies and in accordance with these requirements, we file reports and other information with the Securities and Exchange Commission and with the Brazilian Securities Comission (Comissão de Valores Mobiliários — CVM). These materials, including this annual report and the exhibits hereto, may be read or copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the CVM at Rua 7 de setembro, 111 Rio de Janeiro, RJ 20159-900. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room or the CVM at 0800-24-1616. The SEC and the CVM also maintain a web site at http://www.sec.gov or http://www.cvm.gov.br that provides online access to reports, proxy statements and other information regarding registrants that file electronically with the SEC and with the CVM.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

We continuously strive to improve our risk management practices, which are integrated into the various levels of our organization. A separate department and independent unit is responsible for identifying, measuring and managing market, credit and operational risk on a consolidated basis institution-wide. In addition, while the bank presents a clear risk management focused environment, some business divisions, due to their specific risk exposures, have dedicated risk management staff. Several committees, composed of senior management, evaluate the risks involved in our activities and propose risk management policies accordingly.

Credit Risk

Credit risk is related to the ability of a borrower to meet its financial obligations. It is associated with exposures that are more likely to be held to maturity, such as corporate and retail loans. Our credit policy is designed to manage risk while maintaining the flexibility required by market conditions and the needs of our customers. We limit our credit risk exposure by avoiding concentration on clients and particular sectors that we believe have high risk factors. We have various approval levels for both retail and wholesale credit applications. Depending on the size and type of exposure and the customer’s prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. Our centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail credit committees. We pre-approve credit limits to our customers for different types of credit lines based on their creditworthiness and size (rating framework).

Wholesale Portfolio

Our wholesale loans have distinctive characteristics and therefore we evaluate them on an individual basis rather than as a homogeneous portfolio. We base the credit decisions on the following factors: financial history, cash flows, quality of management, relationship history, market conditions and other factors relating to credit risk. To properly manage our portfolio, we employ an internal credit rating system, which ranks companies from AA1 to H, within 14 different levels, based on quantitative criteria, such as recent financial data, and qualitative aspects, such as management and succession issues. Although we only approve loans to borrowers with initial ratings of AA to C, our rating system goes up to H, since borrowers’ financial situations can deteriorate after the loan is made. The rating system is structured as follows:

  AA and A are very stable with minimal credit risk and considered to be financially very sound;
  B and C are less stable and require close monitoring (loans to companies ranked B and C are usually short-term, require significant security and other credit support);
  D, E, F and G are higher risks or have potential problems; and
  H are poor credit risks (defaults) and fully provisioned against.

We review credit lines for corporate clients every 60 to 360 days, depending on the borrower’s rating and the external credit environment. As for companies ranked B and C, we generally conduct a credit review every 90 days. With companies ranked A, we generally conduct a credit review every 180 days and with those ranked AA which have a credit line that represents less than 5% of our stockholders´ equity, every 360 days. As of December 31, 2003, approximately 93.7% of our wholesale loan portfolio ranked between AA and C.

Retail Portfolio

Credit management in the retail banking business can be characterized by the processing of a large volume of credit requests and we manage credit risk on a portfolio basis. Small-balance loans such as overdrafts, credit card loans, residential housing loans and consumer installments loans have similar characteristics and we manage our portfolios of these loans by using specialized systems and processes. We use a wide range of statistical tools to evaluate loans requests and clients' performance, which include credit and behavior scoring - backed by dedicated systems - that are currently developed internally. In order to better manage our credit portfolio, our internal policy defines four different risk levels scenarios, from a normal economic environment to a high recession/inflation scenario. However, in order to more precisely establish the allowances, estimates and judgments based on loss experience, risk characteristics of specific subportfolios among other factors might also be taken into account. We evaluate the adequacy of the allowance for our credit portfolio on a monthly basis unless circumstances otherwise require.

Operational Risks

Operational risks are related to an institution’s unexpected losses, due to its systems, processes, practices and control measures being adversely effected by human error, damaged support infrastructure, fault modeling, services or products, and to business environment changes or other adverse market conditions.

To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, we have an internal control structure, which includes a standard listing of risks and controls. We have a reference guide in our intranet, which provides clear descriptions of the typical key risks and required controls for certain processes. Periodical evaluations are conducted in which area managers and their staff identify their main activities and inherent risks, and access the effectiveness of current controls. This process, which is ongoing, allows controls to be improved and potentially reduce risk exposure.

Management of Systems Risk

As banking operations diversify and the volume of transactions involving computers and telecommunications networks increase, the importance of information technology and the potential impact of systems failures have grown. Accordingly, we have devoted substantial resources to ensure the reliability and stability of our computer and related systems. Our principal computer facility is located in São Paulo. We maintain a backup system near the main facility to provide coverage in the case of system failures. We designed this backup system to operate automatically if the main system malfunctions. We also prepare and store backup files recording all banking activities. We conduct periodic testing to monitor the proper functioning of our backup procedures and files.

Insurance Underwriting

Since the establishment of our joint venture with AIG, underwriters from both companies have participated in a combined underwriting process. For example, UASEG uses information from insurance applications to evaluate life insurance proposals. For certain life insurance applicants, a medical examination is required to better analyze the risk. Property and casualty insurance underwriters and engineers assess and evaluate risks prior to quotations for property and casualty coverages. The evaluations of underwriters and engineers are reviewed and underwritten at the head office of UASEG. We draw on our specialized knowledge of industry segments and catastrophe control, so that our underwriting decisions can take into consideration relevant account data and industry factors.

Market Risk

Market risk is related to potential losses derived from changes in interest and exchange rates, among others. We believe we have a conservative policy regarding market risk exposures. The market risk exposure of our portfolio is independently supervised and controlled. All financial and principal non-financial subsidiaries, such as our credit cards, capitalization, private pension funds and insurance business are evaluated on a daily basis. Market risk management is based on limits established by the financial and risk committees.

We limit our market risk exposure by managing our currency, maturity, and interest rate mismatches. Securities, derivatives, loans and fundings are analyzed on a consolidated basis. Derivatives play an important role in managing asset and liability mismatches.

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

Our financial committee, which consists of representatives from senior management, meets monthly. This committee establishes the position limits for our treasury unit, taking into account, market volatilities, liquidity, institutional needs, and potential risks. Extraordinary meetings of the financial committee are held if unexpected changes in the macroeconomic environment arise that generates opportunities and/or risks.

Our risk committee, which consists of representatives of the board, business directors and risk management professionals also meets every month. The committee’s main objective is to review policies related to treasury, brokerage, products and custody, among other things. Limit policies are also defined in this committee, including those for the trading desk. The risk and financial committees consult one another on proposals and agree on them.

The treasury unit’s cash committee meets daily. The cash committee:

  discusses the macroeconomic environment;
  discusses positions taken and the related risks; and
  decides on positions and exposures in accordance with policy limits.

We use derivatives as the main market instrument for our trading activities. By trading in derivatives, we are able to achieve a lower credit risk exposure than would be achieved with a position in the corresponding cash instruments. The most common derivatives traded are interest rate and foreign exchange futures, forwards and swaps.

Most of our swap portfolio, by notional value, has financial institutions as counterparts. Most of this portfolio is guaranteed by the BM&F. We also trade with non-bank counterparties, most of that are customers of our commercial banking operations. Generally, these swaps have a time deposit as collateral.

Our securities portfolio consists mainly of Brazilian federal government bonds and notes, which are very liquid assets. No state or municipal position was carried during 2003. We also have been carrying a Eurobond portfolio of low risk Brazilian issuers. This is a small portfolio when compared to our government securities position.

The duration of instruments traded in Brazil is still short when compared to international standards. Therefore, the price risk associated with our domestic portfolio tends to be lower than that associated with our international portfolio. Progressively, the Central Bank is lengthening maturities of government liabilities.

All arbitrage decisions take place at our headquarters in São Paulo. This segregation of duties helps to ensure the accuracy of the information about our positions, and the centralization of arbitrage decisions allows us to better appreciate and evaluate risks inherent in arbitrage transactions.

VaR

We employ the “value at risk,” or VaR, methodology for evaluating our risks. VaR is generally defined as the potential one-day loss in portfolio value from adverse market movements and is based on probability analysis. We consider a 99% confidence level (2.33 standard deviation) to calculate the VaR on a daily basis. Procedures such as back testing are used to ensure the model’s precision and consistency. The analysis captures all financial assets and liabilities, including derivative instruments. We also make use of stress testing evaluation, based on hypothetical macroeconomic scenarios, in order to prevent strong adverse impacts on the results.

Backtesting

We use backtesting analysis to verify and control the efficiency of our VaR processes. Both the single and double tail measurements of VaR against profit and losses are conducted on a daily basis and work as an effective tool under normal conditions. Irregular market movements such as those seen in 2002 in the Brazilian financial markets are clearly defined as stress and are incorporated in the Stress test.

Stress testing

Stress tests are also part of our risk policy. Scenarios for maintenance, quick worsening, huge worsening and enhancement of market conditions are conducted and revised weekly. In addition, whenever political or economic events that may affect the financial market are foreseen, a new scenario is generated and positions reevaluated in order to understand the impacts for the bank.

Non-trading activities

Both trading and non-trading activities are measured and controlled by the same tools and methodologies. The positions closed by us with clients and hedged in the market are evaluated by VaR and Stress tools using the same data and projections and kept under rigorous monitoring.

Our primary market risk exposures as of December 31, 2003 and 2002 were related to interest rates (fixed, floating and indexed in U.S. dollars).

The following table sets forth the VaR calculated on our overall risk portfolio during 2001, 2002 and 2003.

	Average	Minimum	Maximum	As of December 31, 2003
(in millions of R$)
Interest rate risk on domestic position:
Fixed	R$3.9	R$0.4	R$8.2	R$5.7
Floating - IGPM indexed	1.8	0.3	7.2	0.3
Floating - TR indexed	0.1	0.0	0.3	0.1
Floating - US$ indexed	3.5	0.3	13.3	3.2
Foreign exchange risk - US$	2.1	0.0	19.9	0.1
Stock market	2.9	0.0	3.8	0.0
Interest rate risk on foreign position	33.2	9.2	73.4	16.4
Structured position:
Equity of foreign branches	31.2	9.4	112.4	9.4
Consolidated risk	R$37.8	R$13.3	R$96.0	R$20.6

	Average	Minimum	Maximum	As of December 31, 2002
(in millions of R$)
Interest rate risk on domestic position:
Fixed	R$6.2	R$2.0	R$18.3	R$2.9
Floating - IGPM indexed	2.5	0.1	8.7	7.3
Floating - TR indexed	0.6	0.2	1.1	0.3
Floating - US$ indexed	18.5	2.9	67.6	6.7
Foreign exchange risk - US$	12.4	0.01	89.5	5.7
Stock market	4.3	3.2	6.6	3.5
Interest rate risk on foreign position	126.5	32.5	199.9	90.1
Structured position:
Equity of foreign branches	53.9	12.9	110.9	80.0
Consolidated risk	R$92.9	R$21.9	R$192.5	R$96.6

	Average	Minimum	Maximum	As of December 31, 2001
(in millions of R$)
Interest rate risk on domestic position:
Fixed	R$4.5	R$1.6	R$9.3	R$5.4
Floating - IGPM indexed	0.6	-	6.0	2.9
Floating - TR indexed	0.5	-	1.8	0.8
Floating - US$ indexed	6.3	0.5	18.0	9.9
Foreign exchange risk - US$	1.4	0.1	6.8	3.7
Stock market	6.9	1.8	19.3	5.0
Interest rate risk on foreign position	27.9	17.3	41.7	31.2
Structured position:
Equity of foreign branches	27.9	1.5	64.2	26.9
Consolidated risk	R$38.6	R$18.4	R$74.4	R$48.1

We calculate VaR on each business day. The following table shows our VaR during 2002 and 2003, as measured by the percentage of business days during the year on which VaR fell within the specified real levels.

	% of business days on which VAR fell within specified levels

	2002	2003

(in millions of R$)
up to R$20	0.0%	19.9%
over R$20 to R$40	32.0	45.9
over R$40 to R$60	11.9	14.2
over R$60 to R$80	0.8	13.8
over R$80 to R$100	11.9	6.2
over R$100 to R$120	4.4	0.0
over R$120 to R$140	11.1	0.0
over R$140 to R$160	9.9	0.0
over R$160 to R$180	13.8	0.0
over R$180 to R$200	4.4	0.0
over R$200	0.0	0.0

	100.0%	100.0%

In 2002, Brazil experienced economical and political turmoil that stressed the financial market to levels of volatility never seen before. As a consequence, the frequency of VaR numbers of a higher magnitude increased.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

        Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

        Disclosure Controls and Procedures

        Our and Unibanco Holdings’ management, with the participation of the Chief Executive Officers and Chief Financial Officers, have evaluated the effectiveness of our and Unibanco Holdings’ disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of the end of the period covered by this report. Based on such evaluation, our and Unibanco Holdings’ Chief Executive Officers and Chief Financial Officers have concluded that, as of the date of such period, our and Unibanco Holdings’ disclosure controls and procedures were adequate and effective.

        Change in Internal Control over Financial Reporting

        There have been no changes in our and Unibanco Holdings’ internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our or Unibanco Holdings’ internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. See Item 6.C. Board Practices, for a discussion of our board and audit committee practices. Our board of directors has determined that we do not have an “audit committee financial expert” (as defined under the rules and regulations of the U.S. Securities and Exchange Commission) on the board because, as defined, an audit committee financial expert for Unibanco must, among other things, be a financial expert in U.S. GAAP. One or more members of our board are expert in Brazilian GAAP and we believe the skills, experience and education of our board members qualifies them to carry out all of their duties as members of the board, including oversight of the preparation of our U.S. GAAP financial statements. In addition, the board has the ability to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

        The board of directors of Unibanco Holdings currently serves as its audit committee for purposes of the Sarbanes-Oxley Act of 2002. See Item 6.C. Board Practices, for a discussion of Unibanco Holdings’ board practices. Unibanco Holdings’ board of directors has determined that it does not have an audit committee financial expert on the board because, as defined, an audit committee financial expert for Unibanco Holdings must, among other things, be a financial expert in U.S. GAAP. One or more members of Unibanco Holdings’ board are expert in Brazilian GAAP and Unibanco Holdings believes the skills, experience and education of its board members qualifies them to carry out all of their duties as members of the board, including oversight of the preparation of Unibanco Holdings’ U.S. GAAP financial statements. In addition, the board has the ability to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

ITEM 16.B. CODE OF ETHICS

        We have adopted a Code of Ethics that applies to our principal executive officers, principal financial officers and principal controllers, in addition to other officers and employees within our economic group.

        The full text of our Code of Ethics is published on our website, at the following address: http://ri.unibanco.com.br/ing/plm/met/index.asp. Copies of the Code of Ethics are also available, without charge, by writing to Avenida Eusébio Matoso, 891 – 15th Floor – São Paulo, SP – Brazil; Zip Code 05423-901; Attn. Mr. Marcelo Rosenhek. Amendments to, and waivers granted under, our Code of Ethics, if any, will be promptly disclosed on our website.

        Unibanco Holdings has not adopted a Code of Ethics because the members of its Board of Officers are also members of our Board of Directors or Board of Executive Officers, and therefore are subject to the provisions of the Code of Ethics adopted by Unibanco.

ITEM 16.C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

        The following table presents fees for professional audit services rendered by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) for the audit of our annual financial statements for the years ended December 31, 2003, and December 31, 2002, and fees billed for other permitted services rendered by Deloitte during those periods.

	2002	2003

	( in thousands of reais )
Audit Fees (1)	R$4,376	R$4,794
Audit-Related Fees (2)	312	682
Tax Fees (3)	-	3
All Other Fees	-	-
Total	R$4,688	R$5,479
(1)
Audit services consisted principally of audit work performed on the consolidated financial statements, as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits.

(2)
Audit-related services consisted primarily of accounting consultations and audit in connection with comfort letters, reviews of internal controls, vehicles inventory relating to our Insurance business and due diligence process.

(3)	Tax services consist of services rendered by the independent auditor for tax compliance.

Audit Committee's Pre-approval Policies

         Our board of directors and the board of directors of Unibanco Holdings currently serve as our audit committees for purposes of the Sarbanes-Oxley Act of 2002. Our board of directors and the board of directors of Unibanco Holdings require management to obtain the board's prior approval in order to engage the independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries.

        On April 14, 2004, our board of directors and the board of directors of Unibanco Holdings pre-approved the engagement of PricewaterhouseCoopers Independent Auditors or PWC to provide audit and certain audit-related services to us and our subsidiaries. The engagement of PWC to provide any permitted non-audit services shall be approved either by our board of directors or by an independent director indicated by the board.

        We established an audit committee to comply with Brazilian law and are considering any changes that may be required to qualify our Audit Committee as an audit committee for purposes of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

        We and Unibanco Holdings have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

        Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19. FINANCIAL STATEMENTS & EXHIBITS

        (a) Financial Statements

        The audited consolidated financial statements of Unibanco Holdings S.A. and subsidiary, Unibanco-União de Bancos Brasileiros S.A. and subsidiaries together with the reports of Deloitte Touche Tohmatsu Auditores Independentes as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 and Credicard S.A. Administradora de Cartões de Crédito, together with the report of KPMG Auditores Independentes thereon, filed as part of this annual reports are as follows:

        Report of Independent Registered Public Accounting Firm

        Unibanco Holdings S.A. and subsidiary

                 Consolidated balance sheets as of December 31, 2002 and 2003

                 Consolidated statements of income for the years ended December 31, 2001, 2002 and 2003

                 Consolidated statements of changes in stockholders’ equity for the years ended December 31, 2001, 2002 and 2003

                 Consolidated statements of cash flows for the years ended December 31, 2001, 2002 and 2003

        Unibanco - União de Bancos Brasileiros S.A. and subsidiaries

                 Consolidated balance sheets as of December 31, 2002 and 2003

                 Consolidated statements of income for the years ended December 31, 2001, 2002 and 2003

                 Consolidated statements of changes in stockholders’ equity for the years ended December 31, 2001, 2002 and 2003

                 Consolidated statements of cash flows for the years ended December 31, 2001, 2002 and 2003

                 Notes to the consolidated financial statements

        Credicard S.A. Administradora de Cartões de Crédito

                 Independent auditors’ report

                 Balance sheets as of December 31, 2002 and 2003

                 Statements of earnings for the years ended December 31, 2001, 2002 and 2003

                 Statements of changes in shareholders’ equity for the years ended December 31, 2001, 2002 and 2003

                 Statements of changes in financial position for the years ended December 31, 2001, 2002 and 2003

                 Notes to the financial statements

(b)	Exhibits

1.1	Articles of Association of Unibanco- União de Bancos Brasileiros S.A., as amended and consolidated on April 30, 2004, (English-language version).

1.2.	Articles of Association of Unibanco Holdings S.A., as amended and consolidated on April 30, 2004 (English-language version).

2.(b)

Certain instruments with respect to our long-term debt have not been filed as an exhibit to this annual report on Form 20-F because the total amount of debt authorized under any such instrument does not exceed 10% of the total assets of us and our subsidiaries on a consolidated basis. We agree to furnish a copy of each such instrument upon request of the Securities and Exchange Commission.

6.1.	Please refer to Note 2 (w) to our consolidated financial statements.

8.1	List of our Subsidiaries.

12.1	Certifications of our and Unibanco Holdings’ Chief Executive Officers pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certifications of our and Unibanco Holdings’ Chief Financial Officers pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certifications pursuant to 18 United States Code § 1350.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrants certify that they meet all of the requirements for filing on Form 20-F and have duly caused and authorized the undersigned to sign this annual report to be signed on their behalf.

UNIBANCO—UNIÃO DE BANCOS BRASILEIROS S.A.

/s/ Fernando Barreira Sotelino
By:
	Name:	Fernando Barreira Sotelino
	Title:	Executive President of the Wholesale Banking Group

/s/ Geraldo Travaglia Filho
By:
	Name:	Geraldo Travaglia Filho
	Title:	Corporate Executive Officer

UNIBANCO HOLDINGS S.A.

/s/ Israel Vainboim
By:
	Name:	Israel Vainboim
	Title:	Executive President

/s/ Geraldo Travaglia Filho
By:
	Name:	Geraldo Travaglia Filho
	Title:	Officer

Dated: June 28, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Unibanco Holdings S.A. and
Unibanco - União de Bancos Brasileiros S.A.

1.

We have audited the accompanying consolidated balance sheets of Unibanco Holdings S.A. (partially owned subsidiary of Moreira Salles Group) and subsidiary, (“the Holdings”) and Unibanco - União de Bancos Brasileiros S.A. and subsidiaries (“the Bank”) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Holdings' and the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of both the Holdings and the Bank as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s:/ Deloitte Touche Tohmatsu
Auditores Independentes
June 24, 2004
São Paulo, Brazil

Unibanco Holdings S.A. and Subsidiary
Consolidated Balance Sheets
(Expressed in millions of Brazilian Reais)

	As of December 31,

	2002	2003

Assets
Cash and due from banks	R$934	R$812
Interest-bearing deposits in other banks	1,957	2,211
Federal funds sold and securities purchased under resale agreements	13,561	8,874

Cash and cash equivalents	16,452	11,897
Interest-bearing deposits in other banks	352	675
Central Bank compulsory deposits	3,926	4,116
Trading assets, at fair value	5,299	5,867
Securities available for sale, at fair value	6,196	3,024
Securities held to maturity, at cost	6,622	5,775
Loans	25,254	26,039
Allowance for loan losses	(1,389)	(1,317)

Net loans	23,865	24,722
Investments in unconsolidated companies	574	616
Premises and equipment, net	1,520	1,456
Goodwill, net	1,079	1,067
Other intangibles, net	270	181
Other assets	5,835	6,674

Total Assets	R$71,990	R$66,070

Liabilities
Deposits from customers:
Demand deposits	R$3,247	R$2,714
Time deposits	16,845	16,536
Savings deposits	5,890	6,163
Deposits from banks	64	276

Total deposits	26,046	25,689
Federal funds purchased and securities sold under repurchase agreements	13,806	6,750
Short-term borrowings	6,305	3,113
Long-term debt	10,928	13,348
Other liabilities	7,933	9,476

Total Liabilities	65,018	58,376

Commitments and contingent liabilities (Note 30)	-	-

Minority interest in consolidated subsidiaries	3,210	3,668

Stockholders' Equity
Preferred stock "A" (Note 19)	143	-
Preferred stock "B" (Note 19)	970	1,237
Common stock (Note 19)	819	695
Additional paid in capital	6	12
Treasury stock, at cost	(40)	(110)
Capital reserves	479	479
Appropriated retained earnings	1,889	2,264
Accumulated other comprehensive losses	(141)	(83)
Unappropriated retained earnings	(363)	(468)

Total Stockholders' Equity	3,762	4,026

Total Liabilities and Stockholders' Equity	R$71,990	R$66,070

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Income
(Expressed in millions of Brazilian Reais)

	For the Year Ended December 31,

	2001	2002	2003

Interest Income
Interest and fees on loans	R$6,677	R$8,514	R$6,138
Interest on federal funds sold and securities purchased under
agreements to resell	506	652	1,554
Interest on securities:
Trading	1,861	906	886
Available for sale	346	1,500	588
Held to maturity	56	3,113	(499)
Interest on deposits in other banks	187	182	166
Interest on Central Bank compulsory deposits	74	173	512
Interest on other assets	6	5	10

Total interest income	9,713	15,045	9,355

Interest Expense
Interest on deposits:
From banks	53	37	34
From customers:
Savings deposits	338	404	516
Time deposits	1,330	2,410	3,383
Interest on federal funds purchased and securities
sold under agreements to repurchase	1,134	1,270	1,142
Interest on short-term borrowings	1,142	2,064	(444)
Interest on long-term debt	1,542	3,557	(302)

Total interest expense	5,539	9,742	4,329

Net Interest Income	4,174	5,303	5,026
Provision for loan losses	1,100	1,291	881

Net Interest Income After Provision for Loan Losses	3,074	4,012	4,145

Non Interest Income
Fee and commission income	1,653	1,854	2,152
Trading income (expenses)	120	(1,972)	689
Net gain on securities	18	49	193
Net gain on foreign currency transactions	67	96	93
Equity in results of unconsolidated companies	235	184	199
Insurance, private retirement plan and pension investment contracts	1,046	1,291	1,468
Other non-interest income	622	1,714	709

Total non-interest income	3,761	3,216	5,503

Non Interest Expense
Salaries and benefits	1,716	1,783	2,224
Administrative expenses	2,134	2,202	2,310
Amortization of goodwill and other intangibles	150	90	91
Insurance, private retirement plan and pension investment contracts	955	1,306	1,666
Other non-interest expense	931	1,205	1,996

Total non-interest expense	5,886	6,586	8,287

Income Before Income Taxes and Minority Interest	949	642	1,361

Income Taxes
Current tax expense	(144)	(214)	(199)
Deferred tax (expense) benefit	106	490	(155)

Total income taxes	(38)	276	(354)

Income Before Minority Interest	911	918	1,007
Minority Interest	(426)	(442)	(509)

Net Income	R$485	R$476	R$498

(continue…)

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Income
 (Expressed in millions of Brazilian Reais, except otherwise indicated)

(…continuation)

	For the Year Ended December 31,

	2001	2002	2003

Net income applicable to common shares	R$214	R$211	R$208
Net income applicable to preferred “A” shares	24	24	5
Net income applicable to preferred “B” shares	R$247	R$241	R$285
Earnings per shares – in Brazilian Reais (2)
Distributed earnings (dividends)
. Common	R$0.22	R$0.24	R$0.27
. Preferred "A" (1)	0.24	0.26	0.14
. Preferred "B"	0.22	0.24	0.27
Undistributed earnings
. Common	0.35	0.33	0.33
. Preferred "A" (1)	0.39	0.37	-
. Preferred "B"	0.35	0.33	0.33
Basic and diluted earnings per share
. Common	0.57	0.57	0.60
. Preferred "A" (1)	0.63	0.63	0.14
. Preferred "B"	0.57	0.57	0.60
Weighted average shares outstanding (in thousands) – Basic
. Common	371,384	371,384	349,754
. Preferred "A" (1)	38,435	38,435	23,653
. Preferred "B"	429,411	424,263	454,212
Weighted average shares outstanding (in thousands) - Diluted
. Common	371,384	371,384	349,754
. Preferred "A" (1)	38,435	38,435	23,653
. Preferred "B"	429,411	424,263	454,415

(1)

The distributed earnings (dividends) presented in 2003 correspond only to the dividends paid as from July 31, 2003 as the preferred shares class “A” were not entitled do the dividends paid as from January 30, 2004 since all preferred shares class “A” were converted to preferred shares class “B” during 2003 (see Note 19).

(2)

Earnings per share have been adjusted for all periods presented to reflect the new number of shares that will result from the reverse stock split, approved on April 30, 2004, in accordance with SFAS 128 “Earnings per share” (see Note 34(e)).

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Changes in Stockholders’ Equity
(Expressed in millions of Brazilian Reais, except for number of shares)

		For the Year Ended December 31,
	Number of
	shares	2001	2002	2003

Capital
Preferred shares "A" - balance beginning of period/year	3,843,541,338	R$143	R$143	R$143
Share conversion	(3,843,541,338)	-	-	(143)

Balance end of period/year	-	143	143	-

Preferred shares "B" - balance beginning of period/year	43,115,835,701	959	970	970
Stock issued in private offering	232,663,384	11	-	-
Share conversion	3,843,541,338	-	-	143
Share conversion	5,623,848,354	-	-	124

Balance end of period/year	52,815,888,777	970	970	1,237

Common shares - balance beginning of period/year	37,138,435,873	819	819	819
Share conversion	(5,623,848,354)	-	-	(124)

Balance end of period/year	31,514,587,519	819	819	695

Additional paid in capital – balance beginning of year		-	-	6
Stock compensation plan		-	6	6

Balance end of year		-	6	12

Treasury stock, at cost balance beginning of period/year		-	(40)	(40)
Purchase of own stock in a buy-back program	922,147,249	(40)	-	-
Purchase of own stock	20,069	-	-	-
Purchase of own stock in a buy-back program	1,435,566,427	-	-	(70)

Balance end of period/year	2,357,733,745	(40)	(40)	(110)

Capital reserves - balance beginning of year		479	479	479

Balance end of year		479	479	479

Appropriated retained earnings
Legal reserve - balance beginning of year		76	105	135
Transfer from retained earnings		29	30	30

Balance end of year		105	135	165

Unrealized income reserve – balance beginning of year		941	1,295	1,717
Transfer from retained earnings		354	422	345

Balance end of year		1,295	1,717	2,062

Special dividends reserve – balance beginning and end of year		37	37	37

Total appropriated retained earnings		1,437	1,889	2,264

Accumulated other comprehensive losses
Securities available for sale – balance beginning of year		(21)	(33)	(129)
Securities available for sale, net of applicable taxes		(12)	(96)	94

Balance end of year		(33)	(129)	(35)

Cash flow hedges – balance beginning of year		-	-	(12)
Cash flow hedges, net of applicable taxes		-	(12)	(36)

Balance end of year		-	(12)	(48)

Total accumulated other comprehensive losses		(33)	(141)	(83)

Unappropriated retained earnings – balance beginning of year		(103)	(189)	(363)
Net income for the year		485	476	498
Dividends - Preferred shares class "A"		(10)	(10)	(5)
Dividends - Preferred shares class "B"		(95)	(100)	(129)
Dividends - Common shares		(83)	(88)	(94)
Transfer to reserves		(383)	(452)	(375)

Balance end of year		(189)	(363)	(468)

Total Stockholders' Equity		R$3,586	R$3,762	R$4,026

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Cash Flows
(Expressed in millions of Brazilian Reais)

	For the Year Ended December 31,

	2001	2002	2003

Operating activities
Net income	R$485	R$476	R$498
Adjustment to reconcile net income to net cash provided (used in) by operating activities:
Provision for loan losses	1,100	1,291	881
Provision for insurance and private retirement claims	43	98	39
Depreciation	258	259	291
Amortization of goodwill and other intangibles	150	90	91
Provision for losses on foreclosed assets and unconsolidated investments	4	(6)	(18)
Loss (gain) on unconsolidated companies	4	(3)	11
Loss on foreclosed assets	45	26	8
Gain on securities	(18)	(49)	(193)
Loss (gain) on sales of premises and equipment	(2)	8	4
Deferred tax benefits	(106)	(490)	155
Equity in results of unconsolidated companies	(235)	(184)	(199)
Stock-based compensation expenses	-	9	10
Minority interest of consolidated subsidiaries	426	442	509
Changes in assets and liabilities
Trading assets (increase) decrease	(4,967)	4,461	(624)
Other assets increase	(292)	(1,201)	(679)
Other liabilities increase	235	1,969	2,384

Net cash provided by (used in) operating activities	(2,870)	7,196	3,168

Investing activities
Net increase in deposits with banks	(339)	(12)	(323)
Net increase in Central Bank compulsory deposits	(112)	(2,385)	(195)
Purchases of available for sale securities	(3,173)	(3,825)	(2,642)
Proceeds from sales of available for sale securities	1,469	2,033	6,546
Purchases of securities held to maturity	(155)	(5,455)	(1,699)
Proceeds from matured and called securities held to maturity	329	870	1,901
Net increase in loans	(4,259)	(2,467)	(1,859)
Acquisition of companies	-	53	(2)
Acquisition of minority interest	(11)	-	-
Purchases of premises and equipment	(498)	(279)	(284)
Proceeds from sale of premises and equipment	55	302	53
Proceeds from sale of foreclosed assets	90	144	90
Purchases of unconsolidated companies	(222)	(117)	(53)
Proceeds from sale of unconsolidated companies	40	303	42
Dividends received from unconsolidated companies	151	197	158
Minority interest of consolidated subsidiaries	(177)	(201)	(92)

Net cash provided by (used in) investing activities	(6,812)	(10,839)	1,641

Financing activities
Net increase (decrease) in deposits	4,852	6,118	(1,226)
Net increase (decrease) in federal funds purchased
and securities sold under repurchase agreements	(2,163)	6,213	(7,057)
Net increase (decrease) in short-term borrowings	411	58	(3,148)
Borrowings under long-term debt arrangements	5,137	7,445	7,744
Repayment of long-term debt	(4,486)	(4,396)	(5,380)
Purchase of own stocks	(40)	-	(70)
Cash dividends paid	(165)	(194)	(227)

Net cash provided by (used in) financing activities	3,546	15,244	(9,364)

Net increase (decrease) in cash and cash equivalents	(6,136)	11,601	(4,555)
Cash and cash equivalents at beginning of year	10,987	4,851	16,452

Cash and cash equivalents at end of year	R$4,851	R$16,452	R$11,897

Supplemental:
Cash paid for interest (Note 2(b))	R$5,562	R$9,061	R$5,509
Cash paid for income taxes	179	261	361
Stock issued in exchange for purchased of minority interest	11	-	-
Loans transferred to foreclosed assets	66	129	84
Securities transferred from trading to available for sale	-	1,156	-
Securities transferred from trading to held to maturity	-	1,178	-
Dividends declared but not yet paid	100	104	103

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Balance Sheets
(Expressed in millions of Brazilian Reais)

	As of December 31,

	2002	2003

Assets
Cash and due from banks	R$934	R$812
Interest-bearing deposits in other banks	1,957	2,211
Federal funds sold and securities purchased under resale agreements	13,561	8,874

Cash and cash equivalents	16,452	11,897
Interest-bearing deposits in other banks	352	675
Central Bank compulsory deposits	3,926	4,116
Trading assets, at fair value	5,299	5,867
Securities available for sale, at fair value	6,196	3,024
Securities held to maturity, at cost	6,622	5,775
Loans	25,254	26,039
Allowance for loan losses	(1,389)	(1,317)

Net loans	23,865	24,722
Investments in unconsolidated companies	574	616
Premises and equipment, net	1,520	1,456
Goodwill, net	1,079	1,067
Other intangibles, net	270	181
Other assets	5,833	6,651

Total Assets	R$71,988	R$66,047

Liabilities
Deposits from customers:
Demand deposits	R$3,247	R$2,714
Time deposits	16,854	16,547
Savings deposits	5,890	6,163
Deposits from banks	64	276

Total deposits	26,055	25,700
Federal funds purchased and securities sold under repurchase agreements	13,806	6,750
Short-term borrowings	6,305	3,113
Long-term debt	10,928	13,348
Other liabilities	7,925	9,444

Total Liabilities	65,019	58,355

Commitments and contingent liabilities (Note 30)	-	-

Minority interest in consolidated subsidiaries	724	938

Stockholders' Equity
Preferred stock (Note 19)	1,549	1,549
Common stock (Note 19)	2,142	2,142
Additional paid in capital	9	19
Treasury stock, at cost	(90)	(133)
Capital reserves	295	295
Appropriated retained earnings	338	391
Accumulated other comprehensive losses	(234)	(139)
Unappropriated retained earnings	2,236	2,630

Total Stockholders' Equity	6,245	6,754

Total Liabilities and Stockholders' Equity	R$71,988	R$66,047

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Income
(Expressed in millions of Brazilian Reais)

	For the Year Ended December 31,

	2001	2002	2003

Interest Income
Interest and fees on loans	R$6,677	R$8,514	R$6,138
Interest on federal funds sold and securities purchased under
agreements to resell	506	652	1,554
Interest on securities:
Trading	1,861	906	886
Available for sale	346	1,500	588
Held to maturity	56	3,113	(499)
Interest on deposits in other banks	187	182	166
Interest on Central Bank compulsory deposits	74	173	512
Interest on other assets	6	5	10

Total interest income	9,713	15,045	9,355

Interest Expense
Interest on deposits:
From banks	53	37	34
From customers:
Savings deposits	338	404	516
Time deposits	1,331	2,411	3,385
Interest on federal funds purchased and securities
sold under agreements to repurchase	1,134	1,270	1,142
Interest on short-term borrowings	1,142	2,064	(444)
Interest on long-term debt	1,542	3,557	(302)

Total interest expense	5,540	9,743	4,331

Net Interest Income	4,173	5,302	5,024
Provision for loan losses	1,100	1,291	881

Net Interest Income After Provision for Loan Losses	3,073	4,011	4,143

Non Interest Income
Fee and commission income	1,653	1,854	2,152
Trading income (expenses)	120	(1,972)	689
Net gain on securities	18	49	193
Net gain on foreign currency transactions	67	96	93
Equity in results of unconsolidated companies	235	184	199
Insurance, private retirement plan and pension investment contracts	1,046	1,291	1,468
Other non-interest income	622	1,714	709

Total non-interest income	3,761	3,216	5,503

Non Interest Expense
Salaries and benefits	1,716	1,783	2,224
Administrative expenses	2,134	2,202	2,310
Amortization of goodwill and other intangibles	150	90	91
Insurance, private retirement plan and pension investment contracts	955	1,306	1,666
Other non-interest expense	932	1,204	1,974

Total non-interest expense	5,887	6,585	8,265

Income Before Income Taxes and Minority Interest	947	642	1,381

Income Taxes
Current tax expense	(144)	(214)	(199)
Deferred tax (expense) benefit	106	490	(155)

Total income taxes	(38)	276	(354)

Income Before Minority Interest	909	918	1,027
Minority Interest	(84)	(115)	(154)

Net Income	R$825	R$803	R$873

(continue…)

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Income
(Expressed in millions of Brazilian Reais, except otherwise indicated)

(…continuation)

	For the Year Ended December 31,

	2001	2002	2003

Net income applicable to common shares	R$427	R$419	R$458
Net income applicable to preferred shares	R$398	R$384	R$415
Earnings per shares – in Brazilian Reais (1)
Distributed earnings (dividends)
. Common	R$0.22	R$0.23	R$0.30
. Preferred	0.24	0.26	0.33
Undistributed earnings
. Common	0.34	0.32	0.31
. Preferred	0.38	0.35	0.34
Basic and diluted earnings per share
. Common	0.56	0.55	0.61
. Preferred	0.62	0.61	0.67
Weighted average shares outstanding (in thousands) – Basic
. Common	755,687	755,687	755,678
. Preferred	643,309	629,876	622,831
Weighted average shares outstanding (in thousands) – Diluted
. Common	755,687	755,687	755,678
. Preferred	643,309	629,876	623,035

(1)

Earnings per share have been adjusted for all periods presented to reflect the new number of shares that will result from the reverse stock split, approved on April 30, 2004, in accordance with SFAS 128 “Earnings per share” (see Note 34(e)).

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Changes in Stockholders’ Equity
(Expressed in millions of Brazilian Reais, except for number of shares)

	Number of shares	For the Year Ended December 31,

		2001	2002	2003

Capital
Preferred shares - balance beginning of period/year	65,084,425,585	R$1,407	R$1,549	R$1,549
Stock issued in private subscription	232,663,384	2	-	-
Transfer from reserves and retained earnings	-	140	-	-
Share conversion	2,927,498	-	-	-

Balance end of period/year	65,320,016,467	1,549	1,549	1,549

Common shares - balance beginning of period/year	75,568,744,349	1,979	2,142	2,142
Transfer from reserves and retained earnings	-	163	-	-
Share conversion	(2,927,498)	-	-	-

Balance end of period/year	75,565,816,851	2,142	2,142	2,142

Additional paid in capital – balance beginning of year		-	-	9
Stock compensation plan		-	9	10

Balance end of year		-	9	19

Treasury stock, at cost
Preferred shares - balance beginning of period/year	324,523,855	(5)	(88)	(90)
Purchase of own stock in a buy-back program	1,973,097,251	(83)	-	-
Purchase of own stock in a buy-back program	41,440,138	-	(2)	-
Purchase of own stock in a buy-back program	935,350,000	-	-	(43)

Balance end of period/year	3,274,411,244	(88)	(90)	(133)

Capital reserves
Share premium – balance beginning and end of year		261	261	261
Treasury stock sold – balance beginning and end of year		13	13	13
Fiscal incentive investment reserve – balance
beginning and end of year		21	21	21

Total capital reserves		295	295	295

Appropriated retained earnings
Legal reserve - balance beginning of year		190	224	274
Transfer from retained earnings		49	50	53
Transfer to capital stock		(15)	-	-

Balance end of year		224	274	327

Special dividends reserve – balance beginning and end of year		64	64	64

Total appropriated retained earnings		288	338	391

Accumulated other comprehensive losses
Securities available for sale – balance beginning of year		(35)	(54)	(214)
Securities available for sale, net of applicable taxes		(19)	(160)	157

Balance end of year		(54)	(214)	(57)

Cash flow hedges, net of applicable taxes – balance		-	-	(20)
beginning of year
Cash flow hedges, net of applicable taxes		-	(20)	(62)

Balance end of year		-	(20)	(82)

Total accumulated other comprehensive losses		(54)	(234)	(139)

Unappropriated retained earnings – balance
beginning of year		1,657	1,823	2,236
Net income for the year		825	803	873
Dividends - Preferred shares		(156)	(163)	(202)
Dividends - Common shares		(167)	(177)	(224)
Transfer to capital		(287)	-	-
Transfer to reserves		(49)	(50)	(53)

Balance end of year		1,823	2,236	2,630

Total Stockholders' Equity		R$5,955	R$6,245	R$6,754

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Cash Flows
(Expressed in millions of Brazilian Reais)

	For the Year Ended December 31,

	2001	2002	2003

Operating activities
Net income	R$825	R$803	R$873
Adjustment to reconcile net income to net cash provided (used in) by operating activities:
Provision for loan losses	1,100	1,291	881
Provision for insurance and private retirement claims	43	98	39
Depreciation	258	259	291
Amortization of goodwill and other intangibles	150	90	91
Provision for losses on foreclosed assets and unconsolidated investments	4	(6)	(18)
Loss (gain) on unconsolidated companies	4	(3)	11
Loss on foreclosed assets	45	26	8
Gain on securities	(18)	(49)	(193)
Loss (gain) on sales of premises and equipment	(2)	8	4
Deferred tax benefits	(106)	(490)	155
Equity in results of unconsolidated companies	(235)	(184)	(199)
Stock-based compensation expenses	-	9	10
Minority interest of consolidated subsidiaries	84	115	154
Changes in assets and liabilities
Trading assets (increase) decrease	(4,967)	4,461	(624)
Other assets increase	(294)	(1,199)	(658)
Other liabilities increase	212	1,971	2,344

Net cash provided by (used in) operating activities	(2,897)	7,200	3,169

Investing activities
Net increase in deposits with banks	(339)	(12)	(323)
Net increase in Central Bank compulsory deposits	(112)	(2,385)	(195)
Purchases of available for sale securities	(3,173)	(3,825)	(2,642)
Proceeds from sales of available for sale securities	1,469	2,033	6,546
Purchases of securities held to maturity	(155)	(5,455)	(1,699)
Proceeds from matured and called securities held to maturity	329	870	1,901
Net increase in loans	(4,259)	(2,467)	(1,859)
Acquisition of companies	-	53	(2)
Acquisition of minority interest	(11)	-	-
Purchases of premises and equipment	(498)	(279)	(284)
Proceeds from sale of premises and equipment	55	302	53
Proceeds from sale of foreclosed assets	90	144	90
Purchases of unconsolidated companies	(222)	(117)	(53)
Proceeds from sale of unconsolidated companies	40	303	42
Dividends received from unconsolidated companies	151	197	158
Minority interest of consolidated subsidiaries	4	(57)	59

Net cash provided by (used in) investing activities	(6,631)	(10,695)	1,792

Financing activities
Net increase (decrease) in deposits	4,853	6,117	(1,222)
Net increase (decrease) in federal funds purchased
and securities sold under repurchase agreements	(2,163)	6,213	(7,057)
Net increase (decrease) in short-term borrowings	410	58	(3,148)
Borrowings under long-term debt arrangements	5,137	7,445	7,744
Repayment of long-term debt	(4,486)	(4,396)	(5,380)
Purchase of own stocks	(83)	(2)	(43)
Cash dividends paid	(276)	(339)	(410)

Net cash provided by (used in) financing activities	3,392	15,096	(9,516)

Net increase (decrease) in cash and cash equivalents	(6,136)	11,601	(4,555)
Cash and cash equivalents at beginning of year	10,987	4,851	16,452

Cash and cash equivalents at end of year	R$4,851	R$16,452	R$11,897

Supplemental:
Cash paid for interest (Note 2(b))	R$5,562	R$9,061	R$5,509
Cash paid for income taxes	179	261	361
Stock issued in exchange for purchased minority interest	2	-	-
Loans transferred to foreclosed assets	66	129	84
Securities transferred from trading to available for sale	-	1,156	-
Securities transferred from trading to held to maturity	-	1,178	-
Dividends declared but not yet paid	171	180	230

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian Reais, unless otherwise indicated)

Note 1 – Basis of Presentation

        Unibanco Holdings S.A. (“Holdings”) is a limited liability company formed under the laws of the Federative Republic of Brazil. The activities of Holdings are conducted exclusively through its subsidiary Unibanco – União de Bancos Brasileiros S.A. (“Unibanco” or the “Bank”), which is a multiple service bank under Brazilian banking regulations, headquartered in São Paulo, Brazil. At December 31, 2002 and 2003, Holdings held 96.59% and 96.60% of Unibanco’s common (voting) and 15.94% and 13.74% of Unibanco’s preferred (nonvoting) shares, respectively. The preferred shares of Unibanco confer dividend rights 10% greater than those of the common shares.

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

        These Notes to the consolidated financial statements cover both Unibanco and Holdings, and generally are applicable to both companies; however, when a particular Note is only applicable to Unibanco or Holdings individually (such as Note 19 which deals with stockholders’ equity and matters relating to the by – laws) we have highlighted this fact.

        We are organized under four main lines of business: retail banking, wholesale banking, insurance and wealth management (comprising asset management and private banking). Our retail banking products and services are designed to service individuals and small businesses and include a wide variety of credit and non-credit products and services, such as overdraft loans, consumer finance, credit cards and a number of deposit accounts. Our wholesale banking business involves a variety of credit products and, increasingly, the provision of fee-based non-credit products and services to large and middle market companies in Brazil, such as cash management, investment banking and receivables collection. We conduct our insurance and savings-related products business through our subsidiaries providing life, auto and property and casualty insurance coverage to individuals and businesses, as well as pension and retirement plans, and savings and annuities products. Our subsidiary Unibanco Asset Management – Banco de Investimento S.A., offers, manages and administers a wide variety of investment funds and assets of corporations, private bank customers, foreign investors and individuals (see Note 32 with respect to segment information).

        The consolidated financial statements of Holdings includes the accounts of Holdings and its majority-owned subsidiary, Unibanco. The consolidated financial statements of Unibanco include the accounts of Unibanco and its majority-owned subsidiaries and the accounts of our special purpose company, described in Note 2 (p), and the investments funds of our insurance companies, described in Note 2 (y). Such financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All material intercompany accounts and transactions have been eliminated in consolidation.

        The primary subsidiaries of Unibanco as of December 31, 2003 are:

			Ownership interest

Direct and indirect subsidiary companies	Activity	Country	Total	Voting

. Unibanco AIG Seguros S.A.	insurance	Brazil	49.707%	52.758%
Unibanco AIG Previdência S.A.	pension and retirement plans	Brazil	49.707	52.758
Unibanco AIG Saúde Seguradora S.A.	insurance	Brazil	49.707	52.758
. Unibanco Representação e Participações Ltda.	holding	Brazil	100.000	100.000
Unibanco Companhia de Capitalização	savings and annuities products	Brazil	99.992	99.992
Administradora e Corretora de Seguros Unibanco Ltda.	insurance broker	Brazil	99.999	99.999
. Unicard Banco Múltiplo S.A.	credit card	Brazil	100.000	100.000
. Banco Fininvest S.A.	bank and credit card	Brazil	99.920	100.000
. Banco Dibens S.A.	bank	Brazil	51.001	51.001
Dibens Leasing S.A. - Arrendamento Mercantil	leasing	Brazil	51.000	51.000
. Banco1.net S.A.	bank	Brazil	65.934	74.495
. Unibanco Leasing S.A. - Arrendamento Mercantil	leasing	Brazil	99.999	99.999
. Unibanco Asset Management - Banco de Investimento S.A.	asset management	Brazil	99.999	99.999
. Unibanco Corretora de Valores Mobiliários S.A.	security broker	Brazil	100.000	100.000
. Interbanco S.A.	bank	Paraguay	99.999	99.999
. Unipart Participações Internacionais Ltd.	holding	Cayman Island	100.000	100.000
Unibanco - União de Bancos Brasileiros (Luxembourg) S.A.	bank	Luxembourg	99.999	99.999
Unibanco Cayman Bank Ltd.	bank	Cayman Island	100.000	100.000
Unicorp Bank & Trust Ltd.	private bank	Cayman Island	100.000	100.000
Unibanco Securities Inc.	security broker	USA	100.000	100.000
Unibanco Securities Ltd.	security broker	England	100.000%	100.000%

        For a description of Unibanco’s investments in unconsolidated companies, see Notes 2 (j) and 11.

Note 2 – Significant Accounting Policies

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

(a)     Cash and cash equivalents

        For purposes of the statements of cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks and federal funds sold and securities purchased under resale agreements with original maturities within three months or less at the time of purchase.

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

        The accrual of interest on typical Brazilian financial assets and liabilities includes nominal interest rates and a monetary correction component. Such monetary correction may be related to an inflation index, changes in foreign exchange rates (usually U.S. Dollar) or other floating interest rate. The interest rate and monetary correction are applied at the end of each month to the principal balance of each operation. The updated value becomes the new basis for the accrual of the next month’s interest and monetary correction, and so forth, until settled. As a result, it is not practical (and it would not reflect the actual return on our investments) to segregate only the interest rate component for purposes of showing our average consolidated balance sheet and interest rate data. On the other hand, for prospective financial information we only consider the interest rate component, as we cannot predict the effects of monetary correction up to the maturity date.

        The total interest and monetary correction accrued on the outstanding principal of assets and liabilities was R$1,797 and R$1,563 at December 31, 2002 and R$1,618 and R$2,458 at December 31, 2003, respectively. The increase in our interest and monetary correction accrued on our interest-bearing liabilities was mainly due to the increase in the accrual on time deposits due to the high interest rates experienced during the first nine months of 2003 (see the maturity of our time deposits in Note 14).

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

(d)     Trading assets

        Securities classified as trading in accordance with Statement of Financial Accounting Standards (“SFAS”) 115, “Accounting for Investments in Debt and Equity Securities”, are carried at fair value and recorded in trading assets as of their trade date. Realized and unrealized gains (losses) on trading securities are recognized currently in “Non-interest income – trading income (expense)".

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

        The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. Derivatives not designated as hedges are recorded as trading assets or liabilities and the gain or loss is recognized in current earnings in “trading income (expense) in non-interest income”.

        For those derivatives that are designated and qualify as hedging instruments, we formally document the relationships between the hedging instruments and the hedged items, as well as the risk management objective and strategy before undertaking the hedge. We assess at the inception of the hedge and thereafter, whether the derivative used in our hedging transaction is expected to be or has been highly effective in offsetting changes in the fair value or estimated cash flows of the hedged items. We discontinue hedge accounting prospectively when it is determined that a derivative is not expected to be or has ceased to be highly effective as a hedge, the derivative expires or is sold, or management discontinues the derivative’s hedge designation. In those circumstances, amounts included in accumulated other comprehensive losses regarding a cash flow hedge are recognized in earnings to match the earnings recognition pattern of the hedged item.

        The adoption of SFAS 133 as of January 1, 2001 did not have a impact in our consolidated financial statements, since prior to the implementation date and during 2001, we accounted for all our derivatives at fair value and as other than hedging instruments, with realized and unrealized gains and losses recognized in current operations in “non-interest income-trading income (expense)".

        For derivatives that are designated as fair value hedges, the gain or loss on derivatives as well as the loss or gain on the hedged items are recognized in current earnings. For derivatives designated as cash flow hedges, the effective portions of the gain or loss on derivatives are reported as a component of “Accumulated other comprehensive losses” and recognized in earnings in the same period or periods during which the hedged transaction affects earnings. Any remaining gain or loss on these derivatives is recognized in current earnings. A highly effective hedging relationship is one in which we achieve offsetting changes in fair value or cash flows for the risk being hedged (see Note 28).

        Financial derivatives involve, to varying degrees, interest rate, market and credit risk. We manage these risks as part of our asset and liability management process and through credit policies and procedures. We seek to minimize counterparty credit risk by entering into transactions with only a select number of high-quality institutions. A large part of our derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. We believe the credit risk associated with these types of instruments is minimal. For swap contracts, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities or in an over-the-counter transaction, we analyze the credit risk and record provisions for probable losses, as necessary.

(f)     Available for sale and held to maturity securities

        We classify securities in accordance with SFAS 115. These classifications are determined based on our intent with respect to the securities on the date of purchase (trade date). Gains and losses on the sale of securities are recognized on a specific identification basis on the applicable trade date.

        Generally, we classify debt and equity securities as available for sale based on current economic conditions, including interest rates. Securities available for sale are recorded at fair value with unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes (losses of R$214 and R$57 at December 31, 2002 and 2003, respectively). Securities available for sale are used as part of our overall interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk and other factors.

        Debt securities for which we have the intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost.

        Declines in the fair value of available for sale and held to maturity securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses.

(g)    Loans

        Loans are stated at principal plus accrued interest receivable and monetary correction (as explained in Note 2 (b)). Interest income is recorded on an accrual basis using the effective interest method and is added to the principal amount of the loan each period. The accrual of interest income and monetary correction are generally discontinued on all loans that are 60 days or more past due as to principal or interest, unless the collection of both principal and interest is assured by collateral, guarantees or other security and is in the process of collection. Such nonaccrual loans are considered nonperforming loans and are subject to the procedures described in Note 2 (i). Loan origination fees and costs are not material to the financial statements and, therefore, they are recognized in the net income as incurred, except those related to our credit card operations.

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

(i)     Nonperforming and impaired loans

        We consider certain loans as impaired (except for smaller homogeneous loans which we evaluated under SFAS 5 “Accounting for Contingencies” (“SFAS 5”) when in our judgment all amounts due, including accrued interest and indexation, are no longer considered collectible in accordance with the loans’ contractual terms, as defined in SFAS 114, “Accounting for Impairment of a Loan by a Creditor”, as amended by SFAS 118 “Accounting by Creditors for Impairment of a Loan Income Recognition and Disclosures”. We consider all loans 60 days or more overdue as nonperforming and those of larger balance nature are subject to specific review for impairment. We then measure impaired loans based on (i) the present value of the loan’s expected cash flows; (ii) the observable market value of the loan; or (iii) the realizable value of the underlying collateral for collateral-dependent loans. A valuation allowance is established through the allowance for loan losses for the difference between the carrying value of the impaired loan and its value determined as described above. Loans are charged-off against the allowance when the loan is not collected or is considered permanently impaired. Charge-off normally occurs if no payment is received within 360 days from its due date. The allowance is adjusted in future periods for changes in the estimated probable losses inherent in the portfolio. Interest collections including indexation readjustments, received in each period on non-accrual loans are included in interest income on loans. Such amounts are not considered significant.

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

        Investments in companies of less than 20% with no readily determinable market value are recorded at cost (unless we have the ability to exercise significant influence over the operations of the investee in which case we use the equity method) and dividends are recognized in income when received (see Note 11).

(k)     Premises and equipment

        Premises and equipment are recorded at cost. Depreciation is computed on the straight-line method at the following annual rates: buildings – 4%, furniture and equipment – 10% and data processing equipment and vehicles – 20%. Leasehold improvements are amortized over the shorter of the useful life of the improvement or the maturity of the lease contract, generally between 5 and 10 years. Expenditures for maintenance and repairs are charged to non-interest expense as incurred.

        We assess impairment in accordance with the requirements of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” when events and circumstances indicate that such impairment may exist. No such impairment has been identified through December 31, 2002 and 2003.

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

(m)     Goodwill and other intangibles

        Prior to December 31, 2001, goodwill on acquisitions was being amortized over no more than 10 years, representing the expected beneficial life of the operations acquired, using the straight-line method or proportionally to the expected benefited.

        Effective on January 1st, 2002, we implemented SFAS 142 “Goodwill and Other Intangible Assets” (“SFAS 142”), which changed the accounting for goodwill from the amortization of goodwill to an impairment-only approach.

        In accordance with SFAS 141 “Business Combination” and SFAS 142, the net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition. The historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on straight-line basis, over the period benefited. Goodwill is not amortized but is reviewed for potential impairment on annual basis at the reporting unit level. The impairment test compares the fair value of the reporting unit with the carrying amount of the net assets (including goodwill). If the fair value of the reporting unit exceeds the carrying amount of the net assets (including goodwill), the goodwill is considered not impaired; however, if the carrying amount of the net assets exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Fair value was determined by using discounted cash flow methodology, and no impairment adjustment was necessary at January 1st and December 31, 2002 and 2003.

        Other intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is based on undiscounted cash flow projections. At December 31, 2002 and 2003, intangible assets included in our consolidated balance sheet consist of the customer relationship intangibles of retail banking of Banco Bandeirantes S.A. (“Bandeirantes”) that are being amortized over 5 years (see Note 3).

(n)     Foreclosed assets, including real estate

        Assets received upon foreclosure of loans or in lieu of foreclosure, including real estate, are initially recorded at the lower of (a) fair value minus estimated costs to sell, or (b) the carrying value of the loan; with initial differences recorded as a charge to the allowance for loan losses. Subsequent decreases in the fair value of the asset are recorded as a valuation allowance with a corresponding charge to non-interest expense. Net costs of maintaining such assets are expensed as incurred. In accordance with Brazilian banking regulations, we are required to dispose of such assets within one year of foreclosure.

(o)     Transfers of financial assets

        Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets has been isolated from us (2) the transfer obtains the right (free of condition that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) we do not maintain effective control over the transferred assets through agreements to repurchase them before their maturity. Transfers of financial assets that do not meet these requirements are accounted for as secured borrowings (see Note 2 (c) and (p)).

(p)     Special purpose company (SPC)

        Special Purpose Companies are broadly defined as legal entities structured for a particular purpose. The UBB Diversified Payments Rights Finance Company (“SPC”), incorporated in the Cayman Islands as an exempted liability company, conducts securitization arrangements related to our future flow of eletronic remittance payment orders (see Note 16). This SPC does not meet the criteria for a Qualifying Special Purpose Company, as defined in SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”) and in accordance with Emerging Issues Task Force Topic D-14 “Transactions Involving Special Purpose Entities” (“EITFD-14”). We have consolidated this SPC since December 31, 2002. Such consolidation did not have a material effect on our consolidated financial statements. General factors considered in making this determination included whether the majority owner (or owners) of the SPC is independent of us, has made a substantive capital investment in the SPC, has control of the SPC, or possesses the substantive risks and rewards of ownership of the SPC.

        For a discussion of the impact of the adoption of FIN 46R see Note 2(y).

(q)    Income taxes

        We account for income taxes in accordance with SFAS 109 “Accounting for Income Taxes”. SFAS 109 is an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for temporary differences between the amounts included in the financial statements and tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax law and rates are reflected in the period in which they are enacted. If, after considering future tax consequences, we believe that the carrying value of any deferred tax asset is “more likely than not” unrealizable, then we establish a valuation allowance equal to that amount.

(r)     Insurance premiums, deferred acquisition costs, reserves for insurance claims, private retirement plan benefits and pension investment contracts

        Insurance Premiums – Our insurance contracts are considered short-duration insurance contracts. Premiums from short duration insurance contracts for life and accident insurance business, are recognized when due and for property and casualty, are recognized over the related contract period. Insurance premiums are included as “Non interest income – insurance, private retirement plan and pension investment contracts”.

        Deferred acquisition costs – The costs that vary with and are related to the production of new insurance business are deferred to the extent that such costs are deemed recoverable from future profits. Such costs include mainly commissions, costs of policy insurance and variable field office expenses and are amortized over the expected life of the contracts in proportion to the premium income. Deferred acquisition costs are subject to recoverability testing at the end of each accounting period and, if not recoverable, are fully to expense.

        Insurance policy and claims reserves – Reserves for insurance claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the levels of reserves required. Reserves are adjusted regularly based upon experience with the effects of changes in such estimated reserves included in the results of operations in the period in which the estimated are changes and include an estimated reserves for reported and unreported claims incurred, recorded in “Other liabilities”.

        Reserves for private retirement plan benefits are established based on actuarial calculations.

        Pension investment contracts – Certain products offered by us, such as pension investment contracts and funds where the investment risk is for the account of policyholders, are considered investment contracts in accordance with the requirements of SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long Duration Contracts and for Realized Gains and Losses from Sale of Investments”. During the accumulation phase of the pension investment contracts and funds where the investment risk is for the account of policyholder, in which the policyholders have agreed to the insurance terms of the plan, the contracts are treated as an investment contract. During the annuity phase the contract is treated as an insurance contract with mortality risk. Funds related to pension investment contracts and funds where the investment risk is for the account of policyholder are equal to the account value. Account values are not actuarially determined. Rather, account values are increased by the deposits received and interest credited (based on contract provisions) and are reduced by withdrawals and administrative expenses charged to the policyholders. The interest credited is included in changes in “Non interest expense – Insurance, private retirement plan and pension investment contracts”. The securities related to these pension investment contracts are classified as “trading assets”, “securities available for sale” and “securities held to maturity” in the Consolidated Financial Statements.

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

(u)     Employee benefits

        (i) Pension plan

        We do not maintain defined-benefit private pension plans or other postretirement benefit plans for our employees in December 2003. In December 2002, we had a very minor and fully funded plan covering 2 employees. However, we are required to make employer contributions to the Brazilian Government pension, welfare benefit and redundancy plans which are expensed as incurred. Such contributions totaled R$317, R$319 and R$359 in 2001, 2002 and 2003, respectively.

        In addition, we and part of our employees sponsor a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

        The program is managed by Unibanco AIG Previdência S.A., and Unibanco Asset Management – Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

        The contributions made by employees vary according to their ages between 1% and 9% of their wages, and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant’s contribution, directly related to the return on equity.

        We and a portion of our employees also sponsor a defined contribution pension plan administered by Trevo-Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantially through a defined contribution plan.

        On December 1, 2003, in order to segregate the assets and liabilities related to Unibanco Conglomerate sponsors, the Secretaria de Previdência Complementar (Supplementary Retirement Department) approved the spin-off the defined contribution pension plan managed by Trevo – Instituto Bandeirantes de Seguridade Social. The total equity spun off of was R$318, including R$156 of actuarial liability and R$162 of reserves and funds which were incorporated by Plano de Previdência Unibanco (Unibanco’s retirement plan). The management will continue to be made by Trevo – Instituto Bandeirantes de Seguridade Social.

        After the process to comply with Complementary Law No. 109/01 and amendments, Unibanco’s retirement plan will be afforded to the employees of the Unibanco Conglomerate sponsor companies in order to become the best choice of the current Free Benefits Generation Program managed by Unibanco AIG Previdência S.A.

        In addition we recorded our respective participation in the reserves and funds related to Unibanco’s retirement plan as “Other assets – prepaid expenses” in the amount of R$35, “other assets – others” in the amount of R$120 with the counter entry as an income in “other non-interest income” in the amount of R$155 (see Note 24).

        During 2002 and 2003, the sponsor contribution totaled R$3 and R$10, respectively.

        A substantial portion of our employees belong to a union and are subject to a collective bargaining agreement with the Bank.

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

(v)     Restructuring charges

        Generally, the liability for a cost associated with restructuring plans is recognized and measured initially at fair value only when the liability is incurred. However, if a formal detailed plan has been adopted and approved by management and communicated to employees, the costs are accrued in the period in which the plan is communicated and the costs can be estimated. Restructuring charges typically include employee-related costs and incremental costs for which no future benefit can be derived as a direct result of the restructuring activities.

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

        Diluted earnings purchase is based on the same adjusted net income as in the basic EPS and the weighted – average number of shares outstanding is increased by the number of shares that would be issued assuming the exercise of stock options. Basic and diluted earnings per share are the same in 2001 since no stock options, convertible securities or other stock equivalents were outstanding for the year. In 2002 and 2003 we issued stock options convertible securities and calculated the diluted earnings but the dilution was not meaningful in 2002 and did not have a significant effect in 2003 (see Consolidated Statement of Income).

HOLDINGS

        Earnings per share are presented based on the three classes (2003 – two classes) of stock issued by Holdings. All classes, common and preferred, participate in dividends on substantially the same basis, except that class “A” preferred stockholders are entitled to dividends per share ten percent (10%) higher than common and class “B” preferred stockholders (see Note 19). Earnings per share are computed on the distributed (dividends) and undistributed earnings of Holdings after giving effect to the 10% preference, without regard to whether the earnings will ultimately be fully distributed. Weighted average shares are computed based on the periods for which the shares are outstanding.

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

(y)     Recently adopted and issued accounting standards

        SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” was issued during June 2002 and basically requires that a liability for a cost associated with an exit or disposal activity must be recognized and measured initially at fair value only when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS 146 did not have a significant impact on our consolidated financial position and results of operations.

        SFAS 147 “Acquisitions of Certain Financial Institutions” was issued during October 2002 and clarified that, only if certain criteria are met, an acquisition of a less-than-whole financial institution (such as a branch acquisition) should be accounted for as a business combination. In addition, SFAS 147 amends SFAS 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor-and-borrower-relationship intangible assets. As a result, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS 144 requires for other long-lived assets that are held and used by a company. SFAS 147 became effective October 1, 2002 and did not have a material impact on our consolidated financial statements.

        SFAS 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, issued during March 2003, amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement is effective for contracts entered or modified after June 20, 2003 and for hedging relationships designated after June 30, 2003. In addition, except some specific transactions, all provisions of this statement should be applied prospectively. The adoption of SFAS 149 did not have a material impact on our consolidated financial statements.

        SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” was issued during May, 2003 and requires that an issuer classify some financial instrument with characteristics of both liabilities and equity as a liability (or asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not have a material impact on our consolidated financial statements.

        FASB Interpretation 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees”, (FIN 45) was issued in November 2002 which expands on the accounting guidance of SFAS 5, 57 an 107 and incorporates without change the provision of SFAS 34, which is being superseded. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. We adopted FIN 45 as of December 31, 2002 and did not have a material impact on our consolidated financial statements (see Note 29).

        In December 2003, the Financial Accounting Standards Board (“FASB”) issued interpretation No. 46R (“FIN 46R”), “Consolidation of Variable Interest Entities”, an interpretation of Accounting Research Bulletin No. 51. FIN 46R is a revision to the original FIN 46 that addresses the consolidation of certain variable interest entities (VIEs). The revision clarifies and provides a framework for identifying and evaluating VIEs for consolidation purposes. FIN 46R must be applied no later than January 1, 2004 for special-purpose entities (SPE’s) and December 31, 2004 for non-SPE’s. We anticipated the adoption of FIN 46R and consolidated in 2003 the exclusive investment funds of our insurance companies. We, through our insurance companies, are the sole beneficiaries of the profits received from the funds and are solely responsible for the losses of the funds and used these funds as a strategy to hold assets. These investment funds are equivalents to VIEs. The consolidation of such investment funds did not have a material impact on our net income or our stockholder’s equity, however consolidation did have an impact on our consolidated balance sheet. These investment funds, of which a substantial portion were classified as trading assets in prior years, amounted to R$3,864 and are represented by R$3,411 of trading assets (mainly federal government securities), R$560 of cash and cash equivalents, R$3 of other assets, R$16 of other liabilities and R$94 of minority interest from our unconsolidated insurance companies as a result of the application of the interpretation. We also reduced by R$3,777 the amount of funds under management as these funds are managed by Unibanco Asset Management and they are no longer considered as assets under management. We are still in the process of studying and evaluating the impact of FIN 46R. However, at this time we do not expect the impact of FIN 46R to have a significant effect on our consolidated financial statements (see also Note 2(p)).

        In November 2003, the Financial Accounting Standards Board ratified the Emerging Issues Task Force (EITF) pronouncement EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. This EITF pronouncement requires certain additional disclosures in relation to other-than-temporary impairments investments accounted for under the cost method, or investments classified as either securities available for sale or held to maturity under SFAS 115 (including individual securities and mutual funds) and investments accounted for under SFAS 124. These additional disclosures are required for periods ended after December 15, 2003, and can be found in Note 7 and 8. In June 2004, the Emerging Issues Task Force finalized its revision of EITF Issue 03-1 requiring the application of additional procedures to determine when an investment is considered impaired, when that impairment is other-than-temporary and the measurement of impairment loss, including subsequent accounting effective for the year ended December 31, 2004. We do not expect that the full adoption of EITF Issue 03-1 will have a significant effect on our consolidated financial statements.

        SOP 03-3: “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” was issued by the AICPA in December 2003. It provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. SOP 03-3 becomes effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004.

Note 3 – Acquisitions, Goodwill and Other Intangibles

        (i) 2001 Acquisitions

        In September 2001, our subsidiary Fininvest and Magazine Luiza, a well-known Brazilian chain of department stores, established an association through the creation of a new company of credit, financing and investment, through 50% of participation for Fininvest and 50% for Magazine Luiza. We paid R$43 for our 50% interest in the new company. The operation resulted in goodwill in the amount of R$32, based on an appraisal report and in October 2001, we signed an Association Agreement with Globex, controlling company of Ponto Frio retail chain whereby we acquired a 50% interest in Globex’s subsidiary Investcred. We paid R$111 for our 50% interest in Investcred. The acquisition resulted in goodwill in the amount of R$59, based on an appraisal report.

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

        (ii) 2002 Acquisitions

        In April 2002, we acquired from Moreira Salles Group the remaining 24.5% that we did not already own, of the total capital of the Unicorp Bank & Trust Ltd. (a private banking business), for US$36 million equivalent of R$85, including goodwill of R$45 at the date of the acquisition. The acquisition price was based on independent appraisal report, was accounted following the purchase method and provided a net cash of R$53. As a result of this transaction, Unibanco owns 100% of Unicorp’s capital. Prior to April 2002, we accounted for Unicorp’s results using the equity method, because we did not have a majority control interest.

         (iii) 2003 Acquisitions

        In March 2003, we acquired the pension and retirement plans of Seguradora Cigna through our subsidiary Unibanco AIG Previdência S.A. and paid R$2 for a customer relationship intangible and market share participation. We also signed a service agreement that will preserve the same rights and obligations previously agreed.

        (iv) Goodwill and other intangibles

        SFAS 141 and SFAS 142 were issued in July 2001. SFAS 141 requires that all business combinations initiated after June 30, 2001, to be accounted for using the purchase method and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 establishes that goodwill and identified intangible assets with indefinite useful lives are not subject to amortization but are tested for impairment on an annual basis. Goodwill and intangible assets with indefinite useful lives acquired in purchase business combinations completed before July 1, 2001, were subject to amortization through December 31, 2001, at which time amortization ceases. We adopted SFAS 141 and the provisions of SFAS 142 relating to non-amortization and amortization of intangible assets on July 1, 2001 for all business combinations completed on or after the afore mentioned date. As a result of adopting SFAS 142, we reassessed the useful lives and classification of identifiable intangible assets, represented by customer relationship, and determined that they continue to be adequate, with a remaining useful live of 2 years, at December 31, 2003. Fair value was determined by using discounted cash flow methodology, and no impairment adjustment was necessary at January 1st and December 31, 2002 or December 31, 2003, for the goodwill recorded. The following tables present the changes in goodwill and other intangibles, during the years ended December 31, 2002 and 2003:

	As of December 31, 2002

	Goodwill					Customer relationship intangible

	Retail banking	Wholesale banking	Wealth management	Insurance	Total	Retail banking

Balance, beginning of year	R$ 969	R$ 40	R$ -	R$ 3	R$ 1,012	R$ 360
Acquisition	-	-	67	-	67	-
Amortization	-	-	-	-	-	(90)

Balance, end of year	R$ 969	R$ 40	R$ 67	R$ 3	R$ 1,079	R$ 270

	As of December 31, 2003

	Goodwill					Customer relationship intangible

	Retail banking	Wholesale banking	Wealth management	Insurance	Total	Retail banking	Insurance	Total

Balance, beginning of year	R$ 969	R$ 40	R$ 67	R$ 3	R$ 1,079	R$ 270	R$ -	R$ 270
Acquisition	-	-	-	-	-	-	2	2
Foreign exchange rate variation	-	-	(12)	-	(12)	-	-	-
Amortization	-	-	-	-	-	(90)	(1)	(91)

Balance, end of year	R$ 969	R$ 40	R$ 55	R$ 3	R$ 1,067	R$ 180	R$ 1	R$ 181

        The estimated aggregate amortization expense for each of the two succeeding fiscal years of the remaing useful life represented by customer relationship intangible is R$91 in 2004 and R$90 in 2005.

        The following table presents a reconciliation of reported net income and earnings per share to the pro-forma amounts adjusted for the exclusion of goodwill amortization, net of related income tax effects for 2001:

	Pro-forma Year ended December 31, 2001

	Holdings	Unibanco

Net income:
Reported net income	R$ 485	R$ 825
Add back goodwill amortization, net of applicable tax benefit	24	40

Adjusted net income	R$ 509	R$ 865

Basic earnings per share - in Brazilian Reais (1):
Reported earnings per share
Common shares	R$ 0.57	R$ 0.56
Preferred shares	-	0.62
Preferred shares “A”	0.63	-
Preferred shares “B”	0.57	-
Add back impact of goodwill amortization
Common shares	R$ 0.03	R$ 0.03
Preferred shares	-	0.03
Preferred shares “A”	0.03	-
Preferred shares “B”	0.03	-
Adjusted earnings per share
Common shares	R$ 0.60	R$ 0.59
Preferred shares	-	0.65
Preferred shares “A“	0.66	-
Preferred shares “B“	0.60	-
____________________
(1)

Earnings per share have been adjusted for all periods presented to reflect the new number of shares that will result from the reverse stock split, approved on April 30, 2004, in accordance with SFAS 128 “Earnings per share” (see Note 34(e)).

Note 4 - Related Party Transactions

        The Moreira Salles Group owns 66.72% and 78.62% of Holdings common voting stock at December 31, 2002 and 2003, respectively, and therefore indirectly controls 96.59% of the Unibanco's voting stock at December 31, 2002 and 2003. Transactions with companies within the Moreira Salles Group and our own affiliates are limited to banking transactions in the normal course of business at prevailing market terms for similar transactions.

        At December 31, 2002 and 2003, the Commerzbank AG owns 11.44% and 4.26% of the capital of Holdings and 1.75% and 2.55% of the capital of Unibanco, respectively; and the Caixa Geral de Depositos owns 12.42% of the capital of Holdings and owns 4.8% of the capital of Unibanco. At December 31, 2002, Mizuho Financial group (Mizuho) owns 2.71% of the capital of Holdings and 3.11% of the capital of Unibanco and in September 2003, Mizuho entirely sold its participation in the capital of Holdings and Unibanco (see Note 19). These stockholders have from time to time extended trade-related and general purpose credit lines to Unibanco, the aggregate outstanding amount of which at December 31, 2002 and 2003 was R$1,364 and R$819, respectively.

        In April 2002, we acquired from Moreira Salles Group the remaining 24.5% of Unicorp Bank & Trust Ltd. for US$36 million equivalent of R$85, including goodwill of R$45 at the date of the acquisition. The acquisition price was based on an independent appraisal report (see Note 3).

        We have made certain transactions with unconsolidated related parties that we believe were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, applicable to those prevailing at the time in the market for comparable transactions and did not involve more than the normal risk of collectibility.

        As of December 31, 2001, 2002 and 2003, we had the following transactions with these related parties:

Company	2002	2003

Assets
Federal funds sold and securities purchased under resale agreements
Banco Investcred Unibanco S.A	-	2
Interest-bearing deposits in other banks
Banco Investcred Unibanco S.A	229	321
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	183	272

Total	412	593

Trading assets, at fair value
Banco Investcred Unibanco S.A	-	6
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	4

Total	-	10

Other assets	72	89

Total assets	484	694

Company	2002	2003

Liabilities
Deposits
Demand deposits	-	4
Time deposits
Consórcio Nacional Ford	-	36
Unibanco Rodobens Administradora de Consórcios Ltda	-	26
Other	-	13

Total	-	79

Federal funds purchased and securities sold under repurchase agreements
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	7

Other liabilities
Redecard S.A. (a)	194	167
Other	54	5

Total	248	172

Total liabilities	248	258

Company	2001	2002	2003

Interest income
Interest on deposits with banks
Banco Investcred Unibanco S.A	3	35	56
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	4	23	45
Interest on securities
Trading income
Banco Investcred Unibanco S.A	-	29	8
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	2	3
Fee and commission income
Unibanco Rodobens Administradora de Consórcios Ltda	-	-	6
Other income
Credicard S.A. – Administradora de Cartões de Crédito	-	-	12
Deposits
Unicorp Bank & Trust Ltd. (b)	27	3	-
Consórcio Nacional Ford	-	-	6
Unibanco Rodobens Administradora de Consórcios Ltda	-	-	5
Other	18	-	3
Derivatives
Banco Investcred Unibanco S.A	-	-	27
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	1
Other interest expenses	13	15	1
Non interest income	25	12	-
Non interest expense
Administrative expenses
Tecnologia Bancária S.A.	15	18	20
Bus Serviços de Telecomunicações S.A.	25	35	-
Other	15	15	10
Other non-interest expenses	12	9	79
____________________
(a)	Consist primarily of payments to be made to the company due to debit card transactions.
(b)	See Note 3.

        We contribute on a regular basis to Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto João Moreira Salles and Instituto Moreira Salles, trusts created by the Bank for the benefit of its employees and to further our desire to contribute to cultural and civic activities. Contributions made by Unibanco to these trusts totaled R$7, R$5 and R$7 in 2001, 2002 and 2003, respectively. In December 2001, Holdings acquired 232,663,384 preferred shares of Unibanco from Instituto Unibanco at the fair value of R$11.

        Unibanco has made no loans to the executive officers and directors of Holdings or Unibanco since this practice is prohibited for all Brazilian banks by the Central Bank of Brazil (the “Central Bank”).

Note 5 – Central Bank Compulsory Deposits

        The Central Bank requires financial institutions, including Unibanco, to deposit certain funds with the Central Bank. The following table presents a summary of the current compulsory deposit requirements by type and the amounts of such deposits:

	As of December 31,

Type of deposits	2002	2003

Non-interest earning	R$ 698	R$ 824
Interest-earning	3,228	3,292

Total	R$ 3,926	R$ 4,116

        At December 31, 2002 and 2003 we had also R$3,720 and R$2,547 of federal government securities, linked to Central Bank in a form of compulsory deposits, recorded as trading assets in the amount of R$382 in 2002 and R$339 in 2003, securities available for sale in the amount of R$10 in 2002 and R$65 in 2003 and securities held to maturity in the amount of R$3,328 in 2002 and R$2,143 in 2003.

Note 6 – Trading Assets

        Trading assets, stated at fair value, are presented in the following table:

	As of December 31,

	2002	2003

Federal government securities (a)	R$ 2,527	R$ 4,190
Brazilian sovereign bonds	-	217
Securities of foreign governments	31	67
Corporate debt securities	23	240
Bank debt securities	28	89
Mutual funds (b)	2,282	539
Stocks	-	47
Derivative financial instruments:
Swaps	408	403
Forward	-	75

Total	R$ 5,299	R$ 5,867

_______________________
(a)

Include R$307 in 2002 and R$131 in 2003 linked to margin guarantees, mainly to the Brazilian Futures and Commodities Exchange (“BM&F”); R$382 in 2002 and R$339 in 2003 linked to Central Bank as compulsory deposits and R$646 in 2002 and R$175 in 2003 subject to repurchase commitments.

(b)

The portfolios of mutual funds held by our insurance, capitalization and private retirement companies are represented mainly by federal government securities. In 2003 the decrease is due to the application of FIN 46R to our exclusive investment funds (see Note 2(y)).

        Net trading income in 2001, 2002 and 2003, included in non interest income was as follows:

	For the year ended December 31,

	2001	2002	2003

Realized gains on securities	R$ 179	R$ 114	R$ 223
Realized losses on securities	(92)	(222)	(18)
Realized gains (losses) on derivatives	(36)	(1,698)	406
Net unrealized gains (losses) on securities and derivatives	69	(166)	78

Net	R$ 120	R$ (1,972)	R$ 689

Note 7 – Securities Available for Sale

        The amortized cost and fair value of securities available for sale were as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

December 31, 2002
Federal government securities	R$1,978	R$5	R$160	R$1,823
Brazilian sovereign bonds	858	-	132	726
Corporate debt securities	2,939	3	35	2,907
Bank debt securities	333	-	17	316
Stocks	252	22	31	243
Mutual funds	181	-	-	181

Total	R$6,541	R$30	R$375	R$6,196

December 31, 2003
Federal government securities(a)	R$679	R$16	R$12	R$683
Securities of foreign governments	29	-	-	29
Corporate debt securities	2,028	40	102	1,966
Bank debt securities	139	5	-	144
Stocks	169	6	24	151
Mutual funds	51	-	-	51

Total	R$3,095	R$67	R$138	R$3,024

(a)

Include R$442 in 2002 and R$50 in 2003 linked to margin guarantees, mainly to the BM&F; R$10 in 2002 and R$65 in 2003 linked to Central Bank as compulsory deposits and R$613 in 2002 subject to repurchase commitments.

        The fair value of the securities available for sale in unrealized losses positions at December 31, 2003 were as follows:

	Less than 12 months		12 months or longer		Total

	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

Federal government securities	R$13	R$1	R$56	R$11	R$69	R$12
Corporate debt securities	1,298	99	5	3	1,303	102
Stocks	119	24	-	-	119	24

Total	R$1,430	R$124	R$61	R$14	R$1,491	R$138

        We have evaluated the unrealized losses of our securities available for sale at December 31, 2002 and 2003 and we considered they were temporary in nature except for the amount of R$98 and R$17 of other than-temporary losses recorded as “Non interest income-net gain on securities”. We conduct a monthly review to identify and evaluate investments that have indications of possible impairment, considering the financial condition and near-term prospects of the issuer and our ability and intention to hold the investment for a period of time sufficient to allow for any anticipated recovery.

        At December 31, 2002 and 2003, we held no securities of a single issuer or related group of companies whose fair value exceeded 10% of our stockholders’ equity.

        Proceeds from sales of investment securities available for sale were R$1,469, R$2,033 and R$6,546, in 2001, 2002 and 2003, respectively.

        Gross gains and losses realized on the sale of securities available for sale were as follows:

	For the year ended December 31,

	2001	2002	2003

Gains	R$39	R$157	R$223
Losses	2	10	13

Net	R$37	R$147	R$210

        The amortized cost and fair value of available for sale securities, by contractual maturity, were as follows:

	As of December 31,

	2002		2003

	Amortized cost	Fair value	Amortized cost	Fair value

Due in one year or less	R$1,760	R$1,698	R$722	R$695
Due after one year through five years	3,190	3,008	1,669	1,698
Due after five years through ten years	1,014	930	302	309
Due after ten years	140	136	1	1
No stated maturity	437	424	401	321

Total	R$6,541	R$6,196	R$3,095	R$3,024

Note 8 – Securities Held to Maturity

        The amortized cost and fair value of securities held to maturity were as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

December 31, 2002
Federal government securities (a)	R$5,912	R$-	R$882	R$5,030
Brazilian sovereign bonds	305	-	43	262
Securities of foreign governments	1	-	-	1
Corporate debt securities	404	-	89	315

Total	R$6,622	R$-	R$1,014	R$5,608

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

December 31, 2003
Federal government securities (a)	R$4,285	R$291	R$-	R$4,576
Brazilian sovereign bonds	1,140	100	-	1,240
Corporate debt securities	291	11	14	288
Bank debt securities	59	3	-	62

Total	R$5,775	R$405	R$14	R$6,166

(a)

Include R$1,134 in 2002 and R$1,219 in 2003 linked to margin guarantees, mainly to the BM&F; R$3,328 in 2002 and R$2,143 in 2003 linked to Central Bank as compulsory deposits and R$737 in 2002 and R$912 in 2003 subject to repurchase agreements.

        Unrealized losses on securities held to maturity were not considered material. We have evaluated the unrealized losses of our securities held to maturity at December 31, 2002 and 2003 and we considered they were temporary in nature. We conduct a monthly review to identify and evaluate investments that have indications of possible impairment, considering the financial condition and near-term prospects of the issuer and our ability and intention to hold the investment for a period of time sufficient to allow for any anticipated recovery.

        In 2001 we recognized other than-temporary losses of R$19 on securities and recorded as “Non interest income - net gain on securities”.

        The amortized cost and fair value of securities held to maturity, by contractual maturity, were as follows:

	As of December 31,

	2002		2003

	Amortized cost	Fair value	Amortized cost	Fair value

Due in one year or less	R$1,722	R$1,623	R$2,329	R$2,418
Due after one year through five years	4,849	3,940	2,593	2,808
Due after five years through ten years	39	34	707	771
Due after ten years	12	11	146	169

Total	R$6,622	R$5,608	R$5,775	R$6,166

        At December 31, 2002 and 2003 we held no securities of a single issuer or related group of companies whose amortized cost or fair value exceeded 10% of our stockholders’ equity.

Note 9 – Loans

	As of December 31,

	2002	2003

Commercial:
Industrial and other	R$12,480	R$13,122
Import financing	1,231	759
Export financing	2,714	2,510
Real estate loans, primarily residential housing loans	648	844
Direct lease financing (a)	520	471
Individuals:
Overdraft	873	795
Financing	3,503	3,703
Credit card	1,516	1,862
Agricultural	791	812
Nonperforming loans	978	1,161

Total loans	R$25,254	R$26,039

(a)	The total lease payments to be received amounted to R$666 and R$601 as of December 31, 2002 and 2003, respectively.

        Most of our business activities are with customers located in Brazil. The Bank has a diversified loan portfolio with concentration no higher than 10% in any economic sector.

Net Investments in Direct Leasing Financing

        The following lists the components of the net investment in direct leasing financing:

	As of December 31,

	2002	2003

Total minimum lease payments to be received	R$666	R$601
Less: Unearned income	(127)	(118)

Net Investments in direct leasing financing (a)	R$539	R$483

(a)	Includes nonperforming leases.

        The following is a schedule by years of total minimum lease payments to be received:

	As of December 31,

	2002	2003

Overdue Payments	R$9	R$8
2003	340	-
2004	158	293
2005	51	156
2006	80	112
2007	14	18
2008	11	12
Thereafter	3	2

Total	R$666	R$601

        Our nonperforming loans by classification and valuation allowance for impaired loans were as follows:

	As of December 31,

	2002		2003

	Nonperforming loans	Valuation allowance for impaired loans	Nonperforming loans	Valuation allowance for impaired loans

Industrial and other	R$302	R$180	R$384	R$195
Import and export financing	10	4	8	8
Real estate loans, primarily residential housing loans	66	38	70	31
Direct lease financing	19	13	12	8
Individuals	574	344	686	409
Agricultural	7	5	1	1

Total	R$978	R$584	R$1,161	R$652

        All impaired loans have a valuation allowance recorded under SFAS 114 for large balance loans or SFAS 5 “Accounting for Contingencies” for small and homogeneous loans.

        The impact on interest income as a result of nonperforming loans subject to impairment was not material for any of the periods presented. We do not have any material commitments to advance additional funds to these borrowers.

        The average balances of nonperforming loans subject to impairment were as follows:

	For the year ended December 31,

	2001	2002	2003

Average balance of nonperforming loans subject to impairment	R$966	R$1,084	R$1,132

        We did not recognize any interest income during the period that the above loans were nonperforming and subject to impairment. For the year ended December 31, 2002 and 2003 we do not have any material restructured troubled loans.

Note 10 – Allowance for Loan Losses

        The following represents an analysis of changes in the allowance for loan losses:

	For the year ended December 31,

	2001	2002	2003

Balance, beginning of year	R$1,005	R$1,276	R$1,389
Provision for loan losses	1,100	1,291	881
Loan charge-offs	(1,298)	(1,529)	(1,330)
Loan recoveries	469	351	377
Net charge-offs	(829)	(1,178)	(953)

Balance, end of year	R$1,276	R$1,389	R$1,317

Note 11 – Investments in Unconsolidated Companies

	As of or for the year ended December 31, 2003				Investment		Equity income (loss)

	Participation		Stock- holders' equity (a)	Net income for the year (a)	As of December 31,		For the year ended December 31,

	Total	Voting			2002	2003	2001	2002	2003

Retail banking
Credicard S.A-Administradora de Cartões de Crédito (d)	33.333%	33.333%	R$295	R$303	R$98	R$98	R$151	R$123	R$110
Redecard S.A.	31.943	31.942	82	127	10	26	33	35	41
Orbitall Serviços e Processamento de Informações Comerciais Ltda	33.333	33.333	57	10	-	19	-	-	3
Serasa S.A. (b)	19.120	16.411	155	51	29	30	6	10	10
Cibrasec – Companhia Brasileira de Securitização (b)	12.499	12.499	48	9	3	6	1	1	1
Tecnologia Bancária S.A	21.432	21.432	123	11	23	26	5	3	2
Unibanco Rodobens Administradora de Consórcios Ltda.	50.000	50.000	32	15	12	16	(1)	2	8
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	49.998	49.996	44	16	14	22	-	5	6
Banco Investcred Unibanco S.A	49.997	49.997	146	37	58	73	1	13	19
Goodwill paid on acquisition of investments					91	91	-	-	-
Others					4	4	13	2	-

Total					342	411	209	194	200
Wholesale banking
Interchange Serviços S.A.	25.000	25.000	34	7	7	8	2	1	2
Others					43	6	(9)	(22)	(13)
Total					50	14	(7)	(21)	(11)
Insurance
AIG Brasil Companhia de Seguros	49.999	49.999	74	15	39	37	11	3	7
Others					6	2	-	3	3
Total					45	39	11	6	10
Wealth management
Unicorp Bank & Trust Ltd. (c).	100.000%	100.000%	-	-	-	-	22	5	-
Total					-	-	22	5	-
Total of investments in unconsolidated companies					437	464	235	184	199
Non-marketable investments, at cost					137	152	-	-	-

Total					R$574	R$616	R$235	R$184	R$199

(a)

Amounts derived from the Brazilian GAAP financial statements adjusted to U.S. GAAP, when applicable. There are no material restrictions upon the ability of such companies to remit funds to Unibanco. Additionally, there are no significant differences between our investment and our proportionate share of the investee´s equity.

(b)	Companies in which we own less than 20% of voting shares but exercise significant influence over their operations.
(c)

In April 2002 we acquired the remaining 24.5% of total stock of Unicorp Bank & Trust Ltd. Representing a 70.0% of interest in its voting shares. As a consequence we consolidated Unicorp as from April 2002 (see Note 3).

(d)	Information about the financial position and results of Credicard, presented in accordance with U.S. GAAP, is as follows:

	As of December 31,

	2002			2003

	Brazilian GAAP	Adjustments to U.S. GAAP	U.S. GAAP	U.S. GAAP

Balance sheet:
Total assets	R$2,986	R$957	R$3,943	R$4,490
Total liabilities	2,668	981	3,649	4,195
Stockholders' equity	318	(24)	294	295
Our participation			33.333%	33.333%

Investment			R$98	R$98

	For the year ended December 31, 2001

	Brazilian GAAP	Adjustments to U.S. GAAP	U.S. GAAP

Statements of operations:
Operating revenues	R$2,440	R$-	R$2,440
Operating expenses	(1,845)	81	(1,764)

Income before income tax	595	81	676
Income tax	(189)	(26)	(215)

Net income	R$406	R$55	461

Our participation (a)			32.70%

Equity income			R$151

	For the year ended December 31,

	2002			2003

	Brazilian GAAP	Adjustments to U.S. GAAP	U.S. GAAP	U.S. GAAP

Statements of operations:
Operating revenues	R$2,315	R$-	R$2,315	R$1,829
Operating expenses	(1,744)	(48)	(1,792)	(1,381)

Income before income tax	571	(48)	523	448
Income tax	(177)	18	(159)	(145)

Net income	R$394	R$(30)	364	303

Our participation (a)			33.73%	36.43%

Equity income			R$123	R$110

(a)

Our participation in the results of Credicard is not necessarily the same in each period due to the effects of applying a formula for calculating earnings to be attributed to each stockholder based principally on the volume of credit card operations.

Note 12 – Premises and Equipment

	Estimated useful life (years)	As of December 31,

		2002	2003

Land	-	R$193	R$189
Buildings	25	502	517
Furniture and equipment	10	313	333
Leasehold improvements	5-10	396	446
Data processing equipment	5	818	844
Costs of software developed or obtained for internal use	5	381	475
Vehicles	5	2	5
Others	-	81	78

Total		2,686	2,887
Less: Accumulated depreciation		1,166	1,431

Premises and equipment, net		R$1,520	R$1,456

        Depreciation expense was R$258, R$259 and R$291 in 2001, 2002 and 2003, respectively, including R$24, R$12 and R$21 related to depreciation expense on assets under capital leases in 2001, 2002 and 2003, respectively.

        We have entered into leasing agreements, mainly related to data processing equipment, which is accounted for as capital leases. Under this accounting method both an asset and an obligation are recorded in the financial statements and the asset is depreciated in a manner consistent with our normal depreciation policy for owned assets.

        During 2002 we sold many properties used as branches and, subsequently, we rented them for the purpose of continuing our operations. These sales were recorded pursuant to SFAS 13 and SFAS 98, “Accounting for leasing” and SFAS 28 “Accounting for sales subject to rental contracts”.

        The transactions were classified as sale-leasebacks involving operating leases and therefore we recorded the sale, removing all property from the balance sheet.

        The sales in which we realized in gains were recognized depending on whether or not we provided an extended minimum lease period guarantee to the buyer, which was not considered to be under normal market conditions (usually such contracts guarantee a minimum period of 5 years). For those contracts that we considered not to be under normal conditions due to the extended minimum lease period guarantee, during 2002 we deferred the gains in the amount of R$23 in proportion to the related gross rental charges to expense over the lease terms for the next 5 years. Gains and losses for the other contracts were directly recorded in current earnings. Minimum lease payments for these contracts are disclosed in Note 30.

Note 13 – Other Assets

	As of December 31,

	2002	2003

Deferred tax assets, net (see Note 18)	R$2,194	R$1,946
Prepaid taxes	975	989
Restricted escrow deposits for contingencies (see Note 30)	1,125	1,647
Prepaid expenses	257	322
Negotiation and intermediation of securities	83	240
Income receivable	124	138
Insurance premiums receivable	70	101
Foreclosed assets, net	92	95
Retirement government benefit advances	52	88
Others	861	1,085

Total	R$5,833	R$6,651

Note 14 – Time Deposits

        The following table shows the maturity of outstanding deposits with balances issued by us.

	As of December 31,

	2002	2003

Maturity within 3 months	R$5,066	R$3,908
Maturity after 3 months but within 6 months	720	2,476
Maturity after 6 months but within 12 months	1,356	2,035
Maturity after 12 months but within 5 years	9,712	8,128

Total deposits	R$16,854	R$16,547

Note 15 – Federal Funds Purchased, Securities Sold Under Repurchase Agreements and Short-term Borrowings

        Financial data of our federal funds purchased, securities sold under repurchase agreements and short-term borrowings, were as follows:

	As of December 31,

	2002	2003

Federal funds purchased, securities sold under repurchase agreements	R$13,806	R$6,750
Short-term borrowings
Import and export financings	4,121	2,505
Commercial paper	721	-
Other interbank borrowings	1,327	580
Others	136	28

Total	R$20,111	R$9,863

        Import and export financings represent credit lines open for financing imports and exports of Brazilian companies, typically denominated in foreign currency. We then make corresponding extensions of credit to exporters/importers denominated in Brazilian reais with payments made to us (in the case of exports) or paid by us (in the case of imports) in foreign currency.

        The average interest rates applicable to short-term borrowings were 3.7% p.a. and 3.5% p.a. for import and export financings in 2002 and 2003, respectively, 2.2% p.a. for commercial paper in 2002 and 2.7% p.a. and 2.3% p.a. for other interbank borrowings, in 2002 and 2003, respectively.

        The following table presents the federal funds purchased, securities sold under repurchase agreements and short-term borrowings by maturities.

	As of December 31,

	2002	2003

Federal funds purchased and securities sold under repurchase agreements:
Due in 1 month or less	R$13,806	R$6,750
Short-term borrowings:
Due in 1 month or less	555	458
Due in between 1 and 3 months	820	664
Due in between 3 and 6 months	2,836	1,061
Due after 6 months	2,094	930

Total	R$20,111	R$9,863

Note 16 – Long-term Debt

        The composition of long-term debt is as follows:

	As of December 31,

	2002	2003

Local onlendings	R$5,332	R$5,664
Euronotes	2,186	2,591
Notes issued under securitization arrangements	1,413	2,453
Subordinated debt	932	1,468
Mortgage indebtedness	633	807
Interbank onlendings	161	-
Foreign onlendings	95	253
Obligations under capital leases	83	49
Others	93	63

Total	R$10,928	R$13,348

Local onlendings

        Local onlendings represent amounts borrowed from Brazilian agencies for loans to Brazilian entities to invest primarily in premises and equipment. These amounts are due in monthly installments through 2018 and bear fixed interest between 1.0% p.a. and 2.5% p.a., in 2002 and 2003, plus variable interest based on the TJLP (Long-term interest rate determined by the Central Bank on a quarterly basis, not inflation-adjusted), US dollar or the BNDES (National Economic and Social Development Bank) basket of currencies. The borrowings are primarily from BNDES and FINAME (National Industrial Finance Authority) in the form of credit lines.

Euronotes

	Original			Carrying amount (net of repurchases) as of December 31,
	term in
Maturity date (a)	years (a)	Currency	Coupon	2002	2003

February 18, 2003	1	US$	4.25%	R$28	R$-
March 30, 2003	2	US$	7.25%	294	-
June 6, 2003	0.6	US$	4.69%	24	-
August 26, 2003	2.1	US$	7.25%	314	-
October 17, 2003	6	EURO	7.00%	324	-
January 16, 2004	1	US$	6.88%	-	283
February 15, 2004	2	US$	6.00%	347	289
February 18, 2004	1	US$	6.25%	-	26
February 26, 2004	3	US$	8.50%	8	6
April 16, 2004	1	US$	5.00%	-	280
May 19, 2004	1	EURO	5.38%	-	248
November 5, 2004	1.5	US$	5.63%	-	218
December 12, 2004	8	US$	10.50%	340	280
December 23, 2004	8	US$	10.00%	12	10
January 21, 2005	1.5	US$	4.00%	-	344
December 24, 2007	5	US$	6.50%	8	7
December 9, 2009	6	US$	4.28%	-	29
April 15, 2014	13	US$	8.00%	87	74
Others				400	497

Total				R$2,186	R$2,591

(a)	Maturity date and original term in years, consider, when applicable, the investor put rights.

Notes issued under securitization arrangements

        Notes issued under securitization arrangements involving certain of our U.S. dollar denominated electronic remittance payment orders (“DPRs”) generally referred to as SWIFT MT-100 payments, received and processed by us through our correspondent banks pursuant to which we sold such DPRs to UBB Diversified Payment Rights Finance Company, a special purpose company. The full payment of principal and interest on the issued series of notes is guaranteed by a third-party financial guaranty policy. We are not responsible for the existence of the flow of DPRs. Nevertheless, upon the occurrence of certain events, which have a material adverse effect on the existence of the future flows of the DPRs, we are required to pay to the SPC the repurchase price of the DPRs, the proceeds of which will be used by the SPC to redeem any outstanding notes and are liable for amounts relating to such notes.

	Original principal amount issued					As of December 31,

		Issue	Maturity	Coupon	Currency	2002	2003

Series 2002-1	US$400 million	May 2002	April 2009	3-month LIBOR (1) + 0.57%	US$	R$1,413	R$1,163
Series 2003-1	US$112 million	June 2003	July 2009	LIBOR (1) + 4.25%	US$	-	328
Series 2003-2	US$105 million	June 2003	July 2009	6.15%	US$	-	307
Series 2003-3	¥ 25 billion	November 2003	October 2013	3.55% (2)	YEN	-	655

						R$1,413	R$2,453

(1)	London InterBank Offered Rates.
(2)

Equivalent in U.S. dollar terms to 2.86% per annum over U.S. dollar LIBOR. To hedge currency mismatch risk stemming from the fact the payment orders received by us are denominated in U.S. dollars while the notes are denominated in Yen, we entered into a cross currency swap, part of the counterparty risk of which has been assumed by the International Finance Corporation.

Subordinated debt

				Carrying amount

	Issue	Maturity	Remuneration per annum	2002	2003

Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	R$710	R$573
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	-	580
Subordinated time deposits (3)	December 2002	December 2012	102% of CDI (4)	222	315

Total				R$932	R$1,468

(1)	The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be integrally redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	Subordinated time deposits can be redeemed from December 2007.
(4)	The Brazilian interbank interest rate.

Maturity of long-term debt

	As of December 31,

	2002	2003

2003	R$4,070	R$-
2004	1,898	5,198
2005	1,107	1,910
2006	776	1,441
2007	801	938
2008	674	947
Thereafter	1,602	2,914

Total	R$10,928	R$13,348

Mortgage indebtedness

        Mortgage indebtedness represents borrowings with original terms generally between 6 and 24 months and bears interest of TRF-R (Floating Reference Rate established daily by the Central Bank) plus 6.0% p.a. to 20.0% p.a. in 2002 and 6.0% p.a. to 22.0% p.a. in 2003. These instruments are regularly rolled forward for periods of more than one year, and are entirely collateralized by housing loans.

Foreign onlendings

        Foreign onlendings, consisting of long-term credit lines for project and trade finances, are payable up to December 15, 2011, with an average interest rate of 4.5% per annum.

Note 17 – Other Liabilities

	As of December 31,

	2002	2003

Pension investment contracts (of pension fund management subsidiary)	R$1,829	R$2,860
Insurance claims reserve	766	827
Retirement plan reserve (of pension fund management subsidiary)	175	212
Provision for litigations (see Note 30)	1,453	1,856
Income taxes and other taxes payable	351	580
Payable to merchants - credit card	444	494
Collection of third-party taxes, social contributions and other	315	395
Social and statutory	343	282
Derivatives liability (see Note 28):
Swaps	467	261
Accounts pending settlement	125	233
Employee related liabilities	138	140
Foreign exchange portfolio	446	92
Others	1,073	1,212

Total	R$7,925	R$9,444

Note 18 - Income Taxes

        Under the Brazilian Income Tax Law, Holdings, Unibanco and our subsidiaries are treated as separate taxable entities and are required to file a separate tax return.

HOLDINGS

        Dividends received and equity in Unibanco’s undistributed earnings is not subject to Brazilian federal income tax and social contribution.

UNIBANCO

        Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The tax rates applicable to financial institutions for the three years presented were as follows:

Federal income tax	25%
Social contribution (a)	9

Composite	34%

(a)	The enacted rate was 8% for 2001.

        The amounts reported as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

	For the year ended December 31,

	2001	2002	2003

Income before income taxes	R$947	R$642	R$1,381
Less: Equity in results of unconsolidated companies	235	184	199

Tax basis	712	458	1,182

Tax expense at statutory rates	(242)	(156)	(402)

Adjustments to derive effective tax rate:
Exempt foreign source income from subsidiaries (a)	92	-	-
Tax benefit on interest attributed to stockholders' equity	4	22	158
Other permanent differences	(1)	(7)	92
Effect of changes in tax laws and rates on deferred tax	7	-	-
Non-taxable capital gains	6	13	13
Non-taxable exchange gain (losses) on foreign assets	96	404	(215)

Income tax (expense) income	R$(38)	R$276	R$(354)

(a)	Beginning January 1, 2002 all income of subsidiaries abroad is taxable.

        The payment of tax-deductible interest on equity was introduced as from January 1, 1996 as an option for profit distributions, which were previously permitted only in the form of non-tax-deductible dividends. In 2001 and 2002 we opted to distribute substantially all amounts declared in the form of dividends rather than interest on equity.

        The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	As of December 31,

	2002	2003

Provision for credits losses	R$720	R$496
Other provisions not currently deductible (mainly provision for litigations)	414	519
Tax benefit on reorganization of subsidiaries	221	177
Tax losses carryforwards	672	703
Fair value adjustments on securities and derivatives financial instruments	158	63
Other temporary differences, mainly expenses recognized under U.S. GAAP
in advance of recognition under Brazilian GAAP and for tax purposes	137	89

Deferred tax assets	2,322	2,047

Effect of differences between indexes used for price-level restatement purposes for tax and U.S. GAAP purposes, mainly relating to premises and equipment	16	7
Temporary differences relative to leasing depreciation	110	80
Others	2	14

Deferred tax liabilities	128	101

Net deferred tax asset, included in other assets	R$2,194	R$1,946

        The tax losses carryforwards have no expiration date, but are subject to a limitation of 30% of taxable income for the year. No valuation allowances have been created for these tax losses carryforwards, since we currently believe the realization of these future tax benefits to be more likely than not.

Note 19 - Stockholders’ Equity, Shareholders’ and Board of Directors’ Meetings

HOLDINGS

        At December 31, 2001, 2002 and 2003, the capital of Holdings comprises the following shares, without par value:

	As of December 31,

	2001	2002	2003

Voting common shares	37,138,435,873	37,138,435,873	31,514,587,519
Non-voting class "A" preferred shares	3,843,541,338	3,843,541,338	-
Non-voting class "B" preferred shares	43,348,499,085	43,348,499,085	52,815,888,777

Total shares	84,330,476,296	84,330,476,296	84,330,476,296

         At December 31, 2002 and 2003, Holdings is authorized to issue, without change in the by-laws, 60,000,000,000 voting common shares, 3,843,541,338 non-voting class “A” preferred shares and 116,156,458,662 non-voting class “B” preferred shares.

         On October 31, 2001 the Extraordinary Shareholders Meeting approved a further issue of 232,663,384 class “B” preferred shares with no par value for R$11. The proceeds were used to acquire 232,663,384 shares of Unibanco from Instituto Unibanco (see Note 4).

         On April 28, 2003, the Extraordinary Shareholders Meeting approved the conversion of class “A” preferred shares to class “B” preferred shares on a one for one basis, at any time, at shareholder option. All shareholders converted their class “A” preferred shares into class “B” preferred shares.

        On August 19, 2003, the Extraordinary Shareholders Meeting approved the conversion of common shares into class “B” preferred shares, on a one for one basis, at shareholder option, until August 22, 2003. The conversion was limited to a maximum of 2/3 of common shares related to the total amount of shares. 5,623,848,354 common shares were converted into class “B” preferred shares.

        Class “B” preferred shares have no voting rights, are entitled to receive a semi-annual minimum dividend of R$0.15 (fifteen cents) per thousand shares or semi-annual priority dividend of 1.5% of stockholders’ equity resulting in an annual priority dividend of 3% (three percent) of stockholders’ equity, have priority in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented by such preferred shares. The common and class “B” preferred shareholders participate in equal conditions in distribution of dividends and in capital increases from monetary restatement of revenues, reserves and income.

        The shares of Holdings and Unibanco are traded also in the form of Share Deposit Certificates (Units) or Global Depositary Shares (GDS). Each Unit represents a preferred share issued by Unibanco and a class “B” preferred share issued by Holdings and is traded in the Brazilian Market. Each GDS represents 500 Units and is traded in the international market.

        Appropriated retained earnings – Brazilian law and the Holdings’ by-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis. The purpose and basis of appropriation to such reserves are described below:

        Legal reserve – this reserve is required for all Brazilian corporations and represents the appropriation of 5% of the net income in the statutory accounting records up to a limit of 20% of capital stock.

        Unrealized income reserve – represents the amount of undistributed earnings of Unibanco to Holdings.

        Special dividends reserves – represents the amount of undistributed earnings of Unibanco for 1993, which is not subject to withholding taxes, and such earnings for 1989 to 1992, for which the withholding taxes have been paid.

        There are no unappropriated retained earnings in Holdings’ statutory accounts at December 31, 2002 and 2003.

UNIBANCO

        At December 31, 2001, 2002 and 2003, the Bank’s capital comprised the following shares, without par value:

	As of December 31,

	2001	2002	2003

Voting common shares	75,568,744,349	75,568,744,349	75,565,816,851
Non-voting preferred shares	65,317,088,969	65,317,088,969	65,320,016,467

Total shares	140,885,833,318	140,885,833,318	140,885,833,318

        At December 31, 2002 and 2003, we are authorized to issue without change in the by-laws, 95,195,526,716 additional shares in the form of common or preferred shares.

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

        Appropriated retained earnings – Brazilian law and the Bank’s by-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis. The purpose and basis of appropriation to such reserves are described below:

        Legal reserve – this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of the net income in the statutory accounting records up to a limit of 20% of capital stock.

        Special dividends reserves – represents the amount of undistributed earnings of Unibanco for 1993, which is not subject to withholding taxes, and such earnings for 1989 to 1992, for which the withholding taxes have been paid. A withholding tax of 15% is payable upon distribution of profits earned from January 1, 1994 through December 31, 1995. No withholding tax is payable on the distribution of profits earned after December 31, 1995.

        Fiscal incentive investment reserve – the fiscal incentive investment reserve results from an option to designate a portion of income tax otherwise payable for investment in government-approved development funds or projects and is recorded in the year following that in which the taxable income was earned.

        Unappropriated retained earnings in the Bank’s statutory accounts at December 31, 2002 and 2003 were R$2,719 and R$3,009, respectively.

TREASURY STOCK AND BUY-BACK PROGRAM – HOLDINGS AND UNIBANCO

(i)

Through the "Share Exchange Agreement" signed on August 31, 2001, Unibanco assigned and transferred to Holdings, 24,397,249 class "B" preferred shares issued by Holdings and acquired through a prior repurchase program in the form of Units, and Holdings assigned and transferred to Unibanco the same quantity of preferred shares issued by Unibanco. The shares exchanged were recorded in Unibanco and in Holdings as treasury stocks;

(ii)

On September 20, 2001 Unibanco's Board of Directors and Holdings' Board of Directors authorized a buy-back program for a period of three months. On December 27, 2001 the renewal of buy-back program was approved. Up to December 31, 2001, 153,200,000 of Unibanco's preferred shares, and 46,500,000 Units and 1,702,500 GDS issued by Unibanco and Holdings were repurchased. Through the "Share Exchange Agreement", Unibanco assigned and transferred to Holdings 897,750,000 class "B" preferred shares issued by Holdings, acquired in the form of Units and GDS and Holdings assigned and transferred to Unibanco 897,750,000 preferred shares issued by Unibanco, at an average price of R$43.15 per thousand shares, as treasury stocks. Therefore, Unibanco recorded 1,948,700,000 preferred shares at an average price of R$42.39 per thousand shares as treasury stocks. The minimum and maximum acquisition prices were R$34.87 per thousand shares and R$55.91 per thousand shares, respectively. Holdings recorded 897,750,000 preferred shares class "B", at an average price of R$43.15 per thousand shares, as treasury stocks.

In 2002, 41,400,000 preferred shares issued by Unibanco were repurchased at an average price of R$52.67. The minimum and maximum acquisition prices were R$52.30 and R$53.53.

(iii)

The Board of Directors of Unibanco and Holdings in the meeting held on February 12, 2003 authorized, for a period of three months, the acquisition at market prices of up to 256,178,254 Unibanco common shares, 3,033,185,661 Unibanco preferred shares, and 3,033,185,661 Holdings Class B preferred shares, to be maintained in treasury for subsequent sale or cancellation, without capital reduction. During 2003, 228,000,000 Unibanco preferred shares were acquired, and 167,225,000 Units and 372,900 GDS issued by both Unibanco and Holdings were repurchased. Through a "Share Exchange Agreement", Unibanco assigned and transferred to Holdings 353,675,000 Class B preferred shares issued by Holdings acquired in the form of Units and GDS and Holdings assigned and transferred to Unibanco 353,675,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 935,350,000 preferred shares at an average price of R$46.16 as treasury stocks. The minimum and maximum acquisition prices were R$33.76 and R$54.15, respectively. Holdings recorded 353,675,000 preferred shares class "B" at average price of R$47.85 per thousand shares as treasury stocks.

The fair value of treasury stocks at December 31, 2003, based on the Unit price at December 30, 2003, on the Sao Paulo Stock Exchange, was R$236 (2002 - R$93) in Unibanco and R$170 (2002 - R$37) in Holdings.

SHARE CONVERSION – HOLDINGS AND UNIBANCO

        The Extraordinary General Meeting of Unibanco and Holdings held on August 18, 2003 approved the statutory alterations that allow Unibanco’s shareholders to convert their common shares in preferred shares issued by Unibanco and the Holdings’ shareholders to convert their common shares into class “B” preferred shares issued by Holdings. The conversion was made at the proportion of one common share issued by Unibanco for one preferred share issued by Unibanco and of one common share issued by Holdings for one class “B” preferred share issued by Holdings.

        The maximum term for the conversion of shares issued by Unibanco and Unibanco Holdings was up to August 29, 2003 and August 22, 2003, respectively.

GLOBAL OFFER AND EXCHANGE OFFER – HOLDINGS AND UNIBANCO

      Global Offer

        In September 2003, Unibanco shareholders, Mizuho Corporate Bank Ltd. (Mizuho) and Commerzbank Aktiengesellschaft (Commerzbank), entirely and partially sold, respectively, their participation in Unibanco and Unibanco Holdings in a Global Offer in Brazil and abroad. Mizuho is no longer a shareholder of Unibanco and Commerzbank reduced its interest. The Units belonging to both were sold at the price of R$109.67 per thousand Units, totaling R$637 million.

        From the total number of Units sold, 1.7 billion were distributed to non-institutional and institutional investors in Brazil and the remaining 4.1 billion were distributed, under the form of Global Depositary Shares – GDSs, to investors abroad, on over-the-counter market. The Units sold represent 11.66% of the non-voting capital of Unibanco Holdings and 9.36% of Unibanco’s non-voting capital.

      Exchange Offer

        Unibanco and Holdings offered to the holders of preferred shares in the Brazilian market the opportunity to exchange pairs of preferred shares for Units. The Exchange Offer Auctions occurred on September 22 and October 30, 2003, when 15.6 billion and 1.25 billion of preferred shares, respectively, were exchanged for Units. After the Exchange Offer, there are still 2.9 billion of Unibanco preferred shares outstanding in the market (not in the form of Units) and representing 2% of Unibanco’s total capital. Adding the two auctions, 83% of the Unibanco and Holdings preferred shares, that could be exchanged, was exchanged for units.

        From November 2003, the Conversion Program will be maintained during two years and up to December 31, 2003 16.8 billion of preferred Units were exchanged, allowing holders of Unibanco preferred shares and Holdings preferred class “B” shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units.

        The float of Units in the Brazilian market increased approximately 57% after conclusion of the Global and Exchange Offers.

Note 20 – Restructuring Charges

      Restructuring charges directly related to the Bandeirantes acquisition.

        In connection with the Bandeirantes acquisition in December, 2000, we implemented a restructuring plan to improve operating efficiencies and to fully integrate the acquired branches and operations, including systems integration. The plan involved a number of strategic decisions, including the closing of certain branch locations, a reduction of operating expenses and a reduction in combined workforce.

        The estimated restructuring charges directly related to the acquisition of Bandeirantes totaled R$87. These charges mainly comprised costs associated with employee severance, systems integration and branch consolidation and were accrued and included in the purchase price of Bandeirantes as additional goodwill. During 2001 we utilized the entire restructuring liabilities, since the integration of Bandeirantes was concluded. Additionally we have expensed in 2001 R$14 as incurred. In 2002 and 2003 no restructuring charges was recorded.

Note 21 – Fee and Commission Income

	For the year ended December 31,

	2001	2002	2003

Banking tariffs and other fees and commissions	R$910	R$1,069	R$1,347
Credit card fees	362	395	407
Asset management fees	251	255	252
Collection fees	130	135	146

Total	R$1,653	R$1,854	R$2,152

Note 22 – Insurance, Private Retirement Plan and Pension Investment Contracts

        (a) Income

	For the year ended December 31,

	2001	2002	2003

Insurance premiums	R$1,008	R$1,257	R$1,417
Pension investment contracts income	24	21	36
Private retirement plan premiums	14	13	15

Total	R$1,046	R$1,291	R$1,468

        (b) Expenses

	For the year ended December 31,

	2001	2002	2003

Adjustment to insurance reserves for claims	R$40	R$91	R$39
Adjustment to private retirement plans for benefits	3	7	(1)
Adjustment to pension investment contracts	158	280	436
Insurance claims incurred	591	749	819
Private retirement plans benefits expenses	30	24	58
Acquisition costs and other	133	155	315

Total	R$955	R$1,306	R$1,666

Note 23 - Administrative Expenses

	For the year ended December 31,

	2001	2002	2003

Net occupancy expenses for premises and equipment	R$584	R$644	R$675
Communication expenses	348	352	412
Technology expenses	208	253	277
External administrative services	303	304	260
Banking and brokerage fees	261	294	255
Advertising and publicity	191	140	172
Supplies	49	41	41
Other	190	174	218

Total	R$2,134	R$2,202	R$2,310

Note 24 - Other Non-Interest Income and Expense

	For the year ended December 31,

	2001	2002	2003

Other non-interest income:
Participation in reserves and funds of Unibanco’s retirement
plan (see Note 2(u) (i) – Pension Plan)	R$-	R$-	R$155
Premium bond income	61	86	111
Provision for losses on foreclosed assets and unconsolidated
investment no longer required	38	25	34
Provisions for litigation no longer required	7	106	18
Foreign exchange rate variation on other liabilities	-	-	17
Gain on sale of foreclosed assets, investments
and premises and equipment	23	90	11
Monetary correction of restricted escrow deposits	29	11	4
Exchange gain on foreign investments (a)	282	1,187	-
Others	182	209	359

Total	R$622	R$1,714	R$709

	For the year ended December 31,

	2001	2002	2003

Other non-interest expense:
Exchange loss on foreign investments (b)	R$-	R$-	R$631
Service, revenue and other taxes (including tax litigation)	442	464	520
Civil litigation expenses	35	89	250
Credit card selling expenses	55	98	89
National financing system contributions	43	62	74
Expenses related to checks and billing, net	40	53	49
Loss on sale foreclosed assets, unconsolidated
investments and premises and equipment	85	122	37
Statutory profit sharing	9	13	15
Provision for losses on foreclosed assets and unconsolidated
investments	11	31	14
Uninsured losses of branch network	11	7	13
Foreign exchange rate variation on other liabilities	-	33	-
Restructuring charges (c)	14	-	-
Others	187	232	282

Total	R$932	R$1,204	R$1,974

(a)	During 2001 and 2002 the Real devalued against the US dollar 18.7% and 52.3% respectively, (R$2.3204=US$1.00 at December 31, 2001 and R$3.5333=US$1.00 at December 31, 2002).
(b)	During 2003, the Real appreciated against the US dollar 18.2% (R$3.5333=US$1.00 at December 31, 2002 and R$2.8892=US$1.00 at December 31, 2003).
(c)

These activities are a part of our plan to improve the overall efficiency of our operations by improving technology, consolidating existing branches and other integration activities related with Bandeirantes’s integration (see Note 20). The related costs are expensed as incurred.

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

        The stock options were recorded on the basis of fair value based accounting method calculated on the date of grant using a Black-Scholes model with the following weighted average assumptions:

	2002	2003

Expected volatility	56.2%	52.8%
Risk-free interest rate	26.4	24.7
Expected annual dividends per Unit	4.7	5.4
Expected annual forfeited	2.0%	8.4%
Expected option life	4.5 years	4.5 years

        As a result we recognized an expense of R$9 and R$10 during the year ended December 31, 2002 and 2003, respectively.

        The following table summarized the changes stock option plans during the years ended December 31, 2002 and 2003.

	2002			2003

	Options (in thousands of Units)	Weighted average exercise price	Weighted average fair value at grant date	Options (in thousands of Units)	Weighted average exercise price	Weighted average fair value at grant date

Balance, beginning of year	-	R$-	R$-	669,700	R$91.18	R$59.12
Granted	669,700	91.18	59.12	530,800	94.63	51.33
Forfeited	-	-	-	(76,600)	88.77	56.51

Balance at end of year	669,700	R$91.18	R$59.12	1,123,900	R$92.97	R$55.61

Options exercisable at year-end	-	-	-	-	-	-

        The following table summarized the information about stock options outstanding at December 31, 2003:

Range of exercise prices	Options (in thousands of Units)	Weighted average remaining contractual life	Weighted average exercise price

R$69.04 – R$80.00	59,000	3.8	R$70.37
R$80.01 – R$90.00	131,200	4.3	85.98
R$90.01 – R$95.00	560,000	3.1	93.10
R$95.01 – R$100.00	334,300	4.7	98.34
R$100.01 – R$110.00	39,400	4.3	102.81

	1,123,900	3.8	R$92.97

Note 26 - Comprehensive Income

HOLDINGS

	For the year ended December 31,

	2001	2002	2003

Net income reported in statement of income	R$485	R$476	R$498

Unrealized holding gains (losses) arising during the period:
Unrealized gains (losses) on securities available for sale	(18)	(145)	143
Unrealized losses on cash flow hedging instruments	-	(18)	(55)

Other comprehensive income (loss) before tax	(18)	(163)	88
Income tax related to items of other comprehensive income	6	55	(30)

Other comprehensive income (loss), net of tax	(12)	(108)	58

Comprehensive income	R$473	R$368	R$556

        Accumulated other comprehensive loss is as follows:

	For the year ended December 31,

	2001	2002	2003

Beginning balance	R$(21)	R$(33)	R$(141)
Current period change	(12)	(108)	58

Ending balance	R$(33)	R$(141)	R$(83)

UNIBANCO

	For the year ended December 31,

	2001	2002	2003

Net income reported in statement of income	R$825	R$803	R$873

Unrealized holding gains (losses) arising during the period:
Unrealized gains (losses) on securities available for sale	(29)	(242)	239
Unrealized losses on cash flow hedging instruments	-	(30)	(95)

Other comprehensive income before tax	(29)	(272)	144
Income tax related to items of other comprehensive income (loss)	10	92	(49)

Other comprehensive income (loss), net of tax	(19)	(180)	95

Comprehensive income	R$806	R$623	R$968

        Accumulated other comprehensive income (loss) is as follows:

	For the year ended December 31,

	2001	2002	2003

Beginning balance	R$(35)	R$(54)	R$(234)
Current period change	(19)	(180)	95

Ending balance	R$(54)	R$(234)	R$(139)

Note 27 – Fair Value of Financial Instruments

        SFAS 107 “Disclosures about Fair Value of Financial Instruments” requires disclosure of fair value information about financial instruments, whether or not required to be recognized in the consolidated balance sheet, for which it is practicable to estimate such fair value. SFAS 107 defines a financial instrument as cash, evidence of ownership interest in an entity or a contractual obligation or right that will be settled with another financial instrument.

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

        The following table summarizes the carrying amount and fair value estimates for our financial instruments:

	As of December 31,

	2002		2003

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Assets
Cash, due from banks and short-term
investments	R$16,804	R$16,804	R$12,572	R$12,577
Central Bank compulsory deposits	3,926	3,926	4,116	4,116
Trading assets, including derivatives	5,299	5,299	5,867	5,867
Securities available for sale	6,196	6,196	3,024	3,024
Securities held to maturity	6,622	5,608	5,775	6,166
Gross loans, excluding leases	24,734	23,908	25,568	24,983
Liabilities
Deposits	26,055	26,067	25,700	25,704
Federal funds purchased and securities
sold under repurchase agreements	13,806	13,806	6,750	6,750
Short-term borrowings	6,305	6,305	3,113	3,113
Long-term debt	10,928	10,408	13,348	13,264
Derivatives liabilities (a)	467	467	261	261

(a)	Recorded as other liabilities (see Note 17).

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

Financial assets

Cash, due from banks and short-term investments and Central Bank compulsory deposits

        The carrying amounts reported in the consolidated balance sheet for cash, due from banks and short-term investments and Central Bank compulsory deposits approximate their fair values. Short-term investments include: interest-bearing deposits in other banks, federal funds sold and securities purchased under resale agreements, all of which generally have original maturities of less than 90 days, except for R$352 in 2002 and R$675 in 2003 of interest-bearing deposits in other banks with original maturities higher than three months.

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

        The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent in the loan type at each reporting date. The fair values for impaired loans are based on discounting estimated cash flows using a rate commensurate with the risk associated with the estimated cash flows, the loan’s quoted rate, if available, or the value of any underlying collateral. Assumptions regarding cash flows and discount rates are determined using available market information and specific borrower information.

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

        The fair value for variable-rate and fixed-rate commercial paper is estimated using a discounted cash flow calculation based on market interest rates for similar instruments.

Long-term debt

        The fair value for variable-rate and fixed-rate Euronotes and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the year, for similar instruments.

        The fair value for mortgage indebtedness is estimated using a discounted cash flow calculation based on market interest rates for similar instruments.

        The fair value of Notes issued under securitization arrangements was computed considering the value that could be obtained in corresponding market.

        The carrying amounts of other long-term debt instruments approximate their fair values since these bear floating rates comparable to those being currently presents in the market.

Derivatives

        The fair value of derivatives is included with trading assets and other liabilities as described in Note 2(d) and (e) and as presented in Notes 6 and 17 (see Note 28 for the notional value and estimated fair value of our derivative financial instruments).

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

Note 28 – Derivatives and Risk Management

(a) Purposes and Use Policies

        We use derivative financial instruments to manage our own overall exposures or to assist our clients, in market risks, foreign exchange rates risk and interest rate risk. We also enter into derivative contracts for trading purposes to take advantage of market opportunities in order to aggregate value in our results.

        We manage financial derivative risks as part of our asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

        A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities or in an over-the-counter transaction, the counterparty credit risks are analyzed.

(b) Hedging Policies

        The use of the derivative financial instruments as part of our asset and liability risk management process can be made as an overall position related to our net position undertaken in a certain market or related to a specific assets and liabilities attributed to a particular risk.

        The derivative financial instruments that are designated and qualified as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the fair value of the hedged items, allowing an assessment of the high effectiveness of the hedge risk during the period that the hedge is designated.

        The derivative financial instruments designated to hedge may: (i) fix an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Risk Management

        We continuously strive to improve our risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institutional-wide basis. In addition, each business division has dedicated risk management staff.

Credit Risk

        The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals are to avoid the concentration in clients and particular sectors that we believe have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customer’s prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

        Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship history, market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

        Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections’ scoring is used for determination of which collection method or combination of collection methods is the most efficient. Stricter standards for originating and managing this loan portfolio are imposed, including restrictions on increases in credit limits and restrictions on renewals of overdraft facilities.

Market Risk

        The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for the treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of our banking activities. Trading and positioning activities are conducted within clear limits by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

        The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

        We manage our risk exposure on a centralized basis by having all risks and mismatches passed to the treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

        The liquidity risk is related to the management of the gap in assets and liabilities financial cash flow which results in the financial capacity of the institution by taking additional funds and honor positions.

        The liquidity contingency and planning policies are defined by the financial committee and are reported to the decision makers and are controlled by independent areas on a daily basis. The liquidity risk is evaluated by a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are analyzed daily in order to assure compliance with the established limits. Those limits and policies are periodically reviewed and the strategies are defined in order to assure a conservative monitoring of the liquidity risk.

Operating risks

        Operating risks are related to an institution’s unexpected losses, due to its systems, practices and control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products, and to business environment changes or other adverse market conditions.

        To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, we created an internal control structure. This features a listing of risks and controls to standardize language and facilities risk and control understanding by all staff members. It also includes an internal controls system, which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and assess the effectiveness of current controls. This process allows controls to be improved, resulting in reduced risk exposure.

        The collected data provide support for the monitoring and performance evaluation of the Units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operating risk exposure.

        As banking operations diversify and the volume of transactions involving computers and telecommunications networks increases, the importance of information technology and the potential impact of systems failures have grown. Accordingly, the bank has devoted substantial resources to ensure the reliability and stability of its computer and related systems. The principal computer facility is located in São Paulo and a backup system is maintained. This backup system is designed to operate automatically if the main system malfunctions. Additionally, backup procedures and files are monitored periodically.

Change in the Internal Structure

        We are backed by a professional management team with clear procedures to safeguard impartial decision-making, timely implementation of initiatives and strategies, and capacity to act promptly to scenario changes. In order to consolidate this position, in April 2004, important changes in our internal structure were announced. Risk Management (credit, market, liquidity and operational), macroeconomic research and capital, and structure allocation and cost of capital functions now report directly to the chief executive officer. The new model seeks to assure and reinforce excellence in the risk management process.

(d) Derivatives

        We use a variety of derivatives, such as forwards, futures, swaps and options, as part of our overall asset and liability risk management. As required by SFAS 133, all these transactions are recorded at fair value as either assets or liabilities and are designated as hedging or non-hedging transactions.

        The following table presents the contract/notional at fair value and credit risk amounts at December 31, 2002 and 2003 of derivative positions held for trading and hedging purposes.

	As of December 31,

	2002		2003

	Contract/Notional at fair value (1)	Credit risk	Contract/Notional at fair value (1)	Credit risk

Interest rates:
Swap contracts	R$1,828	R$297	R$1,745	R$378
Swap contracts with daily reset	(18)	-	(2,297)	-
Future contracts	4,853	-	12,106	-
Forward contracts	-	-	22	-
Foreign currency:
Swap contracts	(1,886)	111	(1,603)	25
Swap contracts with daily reset	18	-	2,328	-
Future contracts	1,159	-	(489)	-
Forward contracts	166	-	281	67
Exchange coupon:
Future contracts	(2,628)	-	(397)	-
Equity securities:
Option contracts	2	-	-	-
Forward contracts	R$-	R$-	R$8	R$8

Total credit risk		R$408		R$478

(1)	Includes both long and short positions, net.

Non-hedging transactions

        Interest rate and currency swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The original maturity on these contracts at December 31, 2003 ranges from 2 days to 6 years. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions, due to movements in interest rates and the exchange rate of currencies. The total credit exposure associated with interest rate and currency swaps totaled receivables in the amounts of R$408 and R$403 that are classified as “Trading assets” at December 31, 2002 and 2003, respectively. Additionally, we have liabilities related to other interest rate and currency swaps in the amounts of R$467 and R$261 that are classified as “Other liabilities” at December 31, 2002 and 2003, respectively. At December 31, 2002 and 2003 the provision for probable losses related to credit risk in the swaps was R$1.

        Interest rate and currency futures and forwards contracts are contracts for the delayed delivery of an instrument at a specified price or yield. The notional amounts represent the face value of the underlying instrument for which daily cash settlements of the price movements are made for the future contracts. Maturities of these contracts at December 31, 2003 range from 2 days to 5 years. The credit risk associated with future and forwards contracts is minimized due to daily or monthly cash settlements and by entering into transactions with a select number of high-quality institutions.

        Options are contracts which (i) transfer, modify, or reduce interest rate risk, or (ii) allow us to purchase or sell an equity security in exchange for the payment of a premium at inception of the contract. As a purchaser of options, we pay a premium and as the writer of options, receive a premium in exchange for bearing the risk of unfavorable movements in future interest rates and market prices for the underlying equity security. We had no credit exposure associated with purchased equity securities option in 2002 and 2003.

Hedging transactions

        Prior entering a hedge transaction, we formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific forecasted transactions along with a formal assessment at both inception of the hedge and on an ongoing basis as to the effectiveness of the derivative instrument in offsetting changes in fair values or cash flows of the hedged item. If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued and the adjustment to fair value of the derivative instrument is recorded in net income.

        Fair value hedge: At December 31, 2002, we designated several swap contracts indexed to US dollar with notional amounts of R$106, as hedge of the changes in fair value of part of our time deposits in US dollar due to both, foreign exchange and interest rate risks. The hedged time deposits were also adjusted to market value with changes in fair value reported in current earnings. At December 31, 2003 there were swap contracts with notional amounts of R$1,837 accounted for at fair value and recognized as hedge of the changes in fair value of our loans and long-term-debt-mortgage indebtedness.

        Cash flow hedge: At December 31, 2002 we designated future contracts indexed to the Brazilian benchmark interest rate with notional amounts at fair value of R$1,021 as hedge of the variability in expected future cash flows associated with the interest expenses on part of our time deposits indexed to Brazilian interbank interest rate (CDI). At December 31, 2003 there were future operations and swap contracts with notional amounts at fair value of R$2,963 and R$1,376, respectively, as hedge of the variability in expected future cash flows associated with the Yen fluctuations, the interbank interest rate (CDI) and the referential rate (TR) relating to certain loans, time deposits and mortgage indebteness. During the next twelve months we expect to reclassify to earnings R$98 of pretax net losses, or R$64 after tax, on cash flow hedge derivatives currently reported in “accumulated other comprehensive losses” in the pretax amount of R$125. The minimum length of time over which we are hedging exposure to the variability in future cash flow is through April 2009. If at any time, we determine that these derivatives are not expected to be or have ceased to be highly effective as a hedge, the derivative expires or is sold, or we discontinue the derivative’s hedge designation, we will discontinue the hedge accounting. In those circumstances, amounts included in “Accumulated other comprehensive losses” will be recognized in earnings. Otherwise, the amounts included in “Accumulated other comprehensive losses” will be recognized in earnings as changes in the expected cash flows from the hedged interest expenses on time deposits and marketable securities occur.

        For the year ended December 31, 2002 and 2003, we recognized no gain or loss regarding the ineffectiveness of our cash flow or fair value hedges.

        The carrying value, represented by fair value, of all derivatives described above are included in trading account assets and in other liability – derivative liability as summarized in Notes 6 and 17.

Note 29 – Off-Balance Sheet Financial Arrangements

Financial guarantees

        As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers which are summarized as follows:

	Contractual amounts

	As of December 31,

	2002	2003	Less than one year	1 to 3 years	3 to 5 years	After 5 years	No stated maturity

Co-obligation for credit assignment	R$15	R$29	R$-	R$3	R$-	R$26	R$-
Guarantees	4,251	3,207	771	503	201	632	1,100
Standby letters of credit and other letter of credit	302	118	-	-	-	-	118

        At December 31, 2002 and 2003, the carrying value of financial guarantees is recorded in “Other liabilities” in the amount of R$10 and R$8, including the provision for probable losses in the amount of R$3 and R$1, respectively.

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

        At December 31, 2002 and 2003 we have contractual amounts of R$11,207 and R$11,955, respectively, of unfunded commitments to extend credit for a specified time period to lend to customers who have complied with predetermined contractual conditions. These contracts have maturities of less than one year and can be renewed.

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

Note 30 – Commitments and Contingent Liabilities

Assets under management

        We manage a number of investment funds which are available to institutional investors and the general public. These assets in the amount of R$18,384 and R$23,168 at December 31, 2002 and 2003, respectively, are not included in our consolidated balance sheet (see Note 2(y) – FIN 46R). Fees are generally charged monthly, at average rates of 1.3% per year (for 2003, 2002 and 2001) of the market value of the assets under management. We do not guarantee minimum returns or the principal amount invested on such funds.

Litigation

        We and our subsidiaries are defendants in several legal actions, mainly relating to income taxes, indirect taxes and civil and labor claims. Based on the advice of our legal counsels, we believe that an unfavorable outcome in any or all of these actions will not have a material effect on our financial condition or results of operations.

        The changes in the provision for probable losses in 2001, 2002 and 2003 were as follows:

	As of December 31,

	2001	2002	2003

Balance, beginning of year	R$1,266	R$1,396	R$1,453
Provision charged	284	407	844
Payments (1)	(147)	(244)	(424)
Reversal of provisions no longer required	(7)	(106)	(17)

Balance, end of year (see Note 17)	R$1,396	R$1,453	R$1,856

__________________________
(1)

In 2003, refers mainly to the payment of tax litigation and to the transfer of tax litigation to “Other Liabilities – Income taxes and other taxes payable” in the amount of R$201 due to fiscal amnesty. In 2002, refers mainly to payments of tax litigation due fiscal amnesty.

Other commitments

        We lease many properties under standard real estate leases that can be canceled at our option and include renewal options and escalation clauses. During 2002, we sold many properties used as branches and, subsequently, we rented them for the purpose of continuing our operations. Rescission of real estate leases did not involve material penalties in 2001 and were R$28 and R$31 in 2002 and 2003, respectively. Expenses of real estate leases were R$114, R$118 and R$153, in 2001, 2002 and 2003, respectively. The following table set forth the real estate leases commitments:

2004	R$136
2005	114
2006	91
2007	70
2008	48
Thereafter	107

Total	R$566

        Our monthly amount of rental payments with no stated maturity in renew process and under litigation is R$2.

Note 31 – Regulatory Matters

        We are subject to regulation by the Central Bank, which promulgates various regulations regarding currency and credit policies for financial institutions operating in Brazil. Additionally, the Central Bank determines minimum capital requirements, lending limits, accounting practices and compulsory deposit requirements (see Note 5). Failure to meet these requirements is subject to penalties imposed by the Central Bank.

        The Central Bank requires banks to comply with regulations, which currently are similar to the Basle Accord as regards capital adequacy, except for the 11% capital minimum requirement.

        In accordance with the Central Bank rules, banks are required to calculate compliance with the minimum requirement on either a partial consolidated basis (considering only the institutions regulated by the Central Bank, including investments and branches abroad or full consolidated basis (considering all institutions owned by the banks, including insurance, savings and annuities products, private retirement and credit card companies). The minimum capital ratio requirement in Brazil is 11%. The following table sets forth the capital ratios:

	As of December 31,

	Partial consolidation (a)	Full consolidation (b)

	2002	2003	2002	2003

In accordance with the Central
Bank requirements
Tier I Capital	13.82%	15.52%	13.91%	15.58%
Tier II Capital	1.89	3.08	1.74	2.86

Total Capital	15.71%	18.60%	15.65%	18.44%

(a)	Partial consolidation excludes non-financial subsidiaries.
(b)	Full consolidation includes both financial and non-financial subsidiaries.

        Currently, the Central Bank does not limit the amount of dividends which may be paid subject to the capital requirements set forth above. As of each reporting date, we were in compliance with all capital requirements imposed by the Central Bank.

        Additionally, the Central Bank limits the amount of investments in consolidated subsidiaries not engaged in banking, leasing or securities activities and in unconsolidated companies, premises and equipment and intangible assets to 50% of stockholders’ equity on a consolidated basis. The Central Bank also limits unconsolidated investments, premises and equipment and intangible assets to 50% of stockholders’ equity on a full consolidated basis. At December 31, 2002 and 2003 our total investment in such assets was less than the Central Bank limit.

Note 32 – Segment Information

        We operate principally in the retail banking, wholesale banking, insurance and asset management industries. See further details in Note 1.

        The following table presents a summary of our operations for the year ended December 31, 2001, 2002 and 2003, by segment, in accordance with SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”.

	For the year ended December 31, 2001

	Retail banking		Wholesale banking		Insurance	Wealth management	Eliminations	Total

Net interest income	R$3,251		R$485		R$368	R$69	R$-	R$4,173
Provision for loan losses	(1,034)		(72)		3	3	-	(1,100)
Insurance and private
retirement plan premiums	-		-		1,046	-	-	1,046
Equity in earnings of
unconsolidated companies	209		(7)		11	22	-	235
Fee and commission income	1,258		223		1	264	93	1,653
Other non-interest income	562	(a)	247	(a)	46	-	28	827
Salaries and benefits and
administrative expense	(3,221)		(380)		(242)	(194)	(37)	(4,000)
Insurance and private
retirement plan expenses	(1)		-		(1,006)	-	(52)	(955)
Other non-interest expense	(711)		(179)		(61)	(13)	(32)	(932)

Income before taxes
and minority interest	313		317		166	151	-	947
Income taxes	(2)		25		(24)	(37)	-	(38)
Minority interest	(9)		-		(72)	(3)	-	(84)

Net income	302		342		70	111	-	825

Identifiable assets	R$22, 859		R$26,440		R$3,675	R$528	R$120	R$53,382

(a)	Includes R$282 of exchange gains on net foreign assets abroad, allocated between the retail and wholesale banking segments base on the net interest (after provision for loan losses) of each segment.

	For the year ended December 31, 2002

	Retail banking	Wholesale banking	Insurance	Wealth management	Eliminations	Total

Net interest income	R$3,214	R$1,334	R$693	R$61	R$-	R$5,302
Provision for loan losses	(1,030)	(269)	1	7	-	(1,291)
Insurance and private retirement plan premiums	-	-	1,291	-	-	1,291
Equity in earnings of unconsolidated companies	194	(21)	6	5	-	184
Fee and commission income	1,330	292	1	300	69	1,854
Other non-interest income	878	(982)	8	3	20	(113)
Salaries and benefits and administrative expense	(3,315)	(333)	(255)	(213)	(41)	(4,075)
Insurance and private retirement plan expenses	-	-	(1,306)	-	-	(1,306)
Other non-interest expense	(891)	(167)	(178)	(16)	(48)	(1,204)

Income before taxes and minority interest	380	(146)	261	147	-	642
Income taxes	78	295	(57)	(40)	-	276
Minority interest	(2)	-	(112)	(1)	-	(115)

Net income	R$456	R$149	R$92	R$106	R$-	R$803

Identifiable assets	R$23,889	R$41,864	R$4,720	R$2,156	R$641	R$71,988

	For the year ended December 31, 2003

	Retail banking	Wholesale banking	Insurance	Wealth management	Eliminations	Total

Net interest income	R$3,893	R$163	R$910	R$58	R$-	R$5,024
Provision for loan losses	(839)	(52)	2	8	-	(881)
Insurance and private retirement plan premiums	-	-	1,468	-	-	1,468
Equity in earnings of unconsolidated companies	200	(11)	10	-	-	199
Fee and commission income	1,613	329	1	295	86	2,152
Other non-interest income	669	916	95	18	14	1,684
Salaries and benefits and administrative expense	(3,740)	(387)	(315)	(206)	(23)	(4,625)
Insurance and private retirement plan expenses	-	-	(1,712)	-	(46)	(1,666)
Other non-interest expense	(1,264)	(603)	(118)	(20)	(31)	(1,974)

Income before taxes and minority interest	532	355	341	153	-	1,381
Income taxes	(41)	(183)	(83)	(47)	-	(354)
Minority interest	(21)	-	(133)	-	-	(154)

Net income	R$470	R$172	R$125	R$106	R$-	R$873

Identifiable assets	R$21,416	R$38,041	R$5,948	R$1,909	R$1,267	R$66,047

        Our operations are primarily carried out in Brazil; however, we have operations in the United States, the United Kingdom, the Bahamas, Grand Cayman, Luxembourg and Paraguay, none of which are individually material to Unibanco and its subsidiaries as a whole.

Note 33 – Parent Company Financial Information

        Condensed financial information of Holdings, the Parent Company, is presented below:

	As of December 31,

Balance sheet:	2002	2003

Interest-bearing deposits with banks	R$9	R$11
Investment in Unibanco	3,759	4,024
Dividends receivable	105	113
Other assets	2	23

Total assets	R$3,875	R$4,171

Dividends payable	R$104	R$103
Other liabilities	9	42
Stockholders' equity	3,762	4,026

Total liabilities and stockholders' equity	R$3,875	R$4,171

	For the year ended December 31,

Statement of income:	2001	2002	2003

Interest on deposits in banks	R$1	R$1	R$2
Dividends from Unibanco	188	198	247
Equity in undistributed earnings of Unibanco	297	278	271
Non-interest expense	1	1	22

Net income	R$485	R$476	R$498

Statement of cash flows:
Operating activities:
Net income	R$485	R$476	R$498
Less - Equity in earnings of Unibanco	485	476	518
Change in assets and liabilities
Other assets	(20)	7	(37)
Other liabilities	21	(6)	31

Net cash provided by operating activities	1	1	(26)

Investing activities:
Cash dividends received	165	194	255
Cash dividends paid	(165)	(194)	(227)
Purchase of additional investment in Unibanco	(11)	-	-

Net cash used in investing activities	(11)	-	28

Financing activities:
Proceeds from the issuance of stock	11	-	-

Net increase (decrease) in short-term borrowing	1	(1)	-

Net cash provided by financing activities	12	(1)	-
Net increase in cash and cash equivalents	2	-	2
Cash and cash equivalents at beginning of year	7	9	9

Cash and cash equivalents at end of year	R$9	R$9	R$11

Note 34 – Subsequent Events

(a)

In October 2003, our subsidiary Unibanco AIG Seguros S.A. entered into an agreement to acquire the insurance company Phenix Seguradora S.A. from Toro Targa Assixurazioni SpA. and Fiat do Brasil S.A for R$13 million. We expect that this transaction will enhance our insurance presence in the southeastern state of Minas Gerais and the southern state of Rio Grande do Sul. In connection with this acquisition, we have also entered into a strategic partnership with Fiat, which is one of the biggest automobile manufacturers in Brazil. This relationship will give to Unibanco AIG Seguros S.A. preferred access to new corporate insurance contracts arranged by Fiat and some of its affiliates in Brazil. Phenix's acquisition is being based on independent appraisal report and is being accounted for following the purchase method. At January 16, 2004, the transaction was approved by the Brazilian antitrust regulatory authority.

(b)

In November 2003, we signed a purchase and sale agreement, through our subsidiary Banco Fininvest S.A., with Grupo BBM to acquire Creditec, a company with a significant presence in the Brazilian personal loans and consumer finance sector among middle and lower income customers. The value of the transaction was R$50 million. We intend to acquire a chain of stores, the physical and technological infrastructure, the staff and the client base. Creditec's loan origination relates primarily to personal loans, payroll-linked loans and consumer financing. The company has approximately 600,000 registered clients and its network totals 226 points-of-sale in the main cities of Brazil, consisting of 64 stores and 162 points-of-sale established in retail outlets. Creditec's acquisition is being based on independent appraisal report and is being accounted for following the purchase method. At May 13, 2004, Creditec's acquisition was approved by the Central Bank and other authorities.

(c)

In March 2004, we acquired HiperCard Administradora de Cartao de Credito Ltda., or HiperCard, from the Dutch group Koninklijke Ahold N.V. for R$630 million, subject to further purchase price adjustments. HiperCard was founded in 1982 as the Bompreco supermarkets private label credit card company and is presently accepted in more than 60,000 points-of-sale in the Northeast of Brazil. HiperCard is the primary method of payment used in the Bompreco supermarket chain. We and Bompreco S.A. - Supermercados do Nordeste, a subsidiary of Wal-Mart Stores, Inc., also signed a service agreement that will govern and preserve the business relationship between HiperCard and Bompreco. All services offered by HiperCard will be maintained and HiperCard will continue to be Bompreco's clients' preferred method of payment. The relationship with the 60,000 points-of-sale will also be maintained. Hipercard's acquisition is being based on independent appraisal report and is being accounted following the purchase method. The transaction is subject to the approval of the Brazilian antitrust regulatory authority.

(d)

On March 26, 2004, we signed through our subsidiary Interbanco S.A., with Citibank NA - Paraguay Branch, a purchase and sale agreement to acquire the credit card and consumer financing transactions. The value of the transaction was US$30 million and increases significantly the credit card and retail banking presence of Interbanco in Paraguay.

(e)

On April 30, 2004, the Extraordinary Shareholders' meetings approved a reverse stock split of common and preferred shares of Unibanco and Holdings, including the Units, in the ratio of 100 shares to 1 share. The reverse stock split is subject to the approval of the Central Bank, which we expect to occur in the second half of 2004. In accordance with SFAS 128 "Earnings per share", we have adjusted our earnings per share information presented herein to reflect the pending stock split.

(f)

In May 2004, in addition to the important changes in our internal structure announced in April 2004, we are offering to our executives a program of antecipated retirement plan with supplemental benefits. Those eligible are executives with an age over 55 years and the option has to be done between June and September 2004. We do not expect any significant effect on our consolidated financial statement as of December 31, 2004.

(g)

In June 2004, we announced the acquisition of the total capital of Banco BNL do Brasil ("BNL Brasil"), from Banca Nazionale Del Lavoro S.p.A. ("BNL"). BNL will receive 1,000,000,000 Units, equivalent to 10,000,000 Units considering the reverse stock split, from Unibanco and Unibanco Holdings. Thus, after the conclusion of the transaction, BNL will own, directly and indirectly, 1.43% of Unibanco's capital. BNL Brasil owns a credit portfolio that includes 107 thousand clients and 96 thousand cards issued. The transaction also includes the creation of an Italian Desk at Unibanco, which will allow BNL and Unibanco to offer business opportunities and services to Italian companies in Brazil. The transaction is subject to the approval of the relevant regulatory authorities.

Independent auditors’ report

The Administrative Council and Shareholders
Credicard S.A. Administradora de Cartões de Crédito
São Paulo - SP

We have audited the accompanying balance sheets of Credicard S.A. Administradora de Cartões de Crédito as of December 31, 2003 and 2002 and the related statements of earnings, changes in shareholders’ equity and changes in financial position for the years ended December 31, 2003, 2002 and 2001 which, as described in Note 2, have been prepared on the basis of accounting practices accepted in Brazil. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. U.S. standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credicard S.A. Administradora de Cartões de Crédito as of December 31, 2003 and 2002, and the results of its operations, changes in its shareholders’ equity and changes in its financial position for the years ended December 31, 2003, 2002 and 2001, in conformity with accounting practices adopted in Brazil.

June 9, 2004

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Gilberto Montes Munhoz	Giuseppe Masi
Accountant CRC 1SP145676/O-5	Accountant CRC 1SP176273/O-7

(A free translation of the original report in Portuguese containing financial statements prepared in accordance with accounting practices adopted in Brazil)

Credicard S.A. Administradora de Cartões de Crédito

Balance sheets

December 31, 2003 and 2002

(In thousands of Reais)

Assets	2003	2002

Current assets	3,107,613	2,544,895

Cash and cash equivalents	839	2,063
Short-term investments	270,487	-
Accounts receivable from cardholders	2,796,784	2,422,272
Income tax withheld	10,657	7,764
Other accounts receivable	39,792	116,448
Doubtful receivables	327,183	300,763
Allowance for doubtful receivables	(351,118)	(318,911)
Prepaid expenses	12,989	14,496

Long-term assets	295,512	285,033

Deferred income and social contribution taxes	295,512	285,033

Permanent assets	19,679	155,941

Fixed assets	11,871	78,536
Investments in subsidiaries	-	25,833
Other investments	7,580	7,662
Deferred charges	228	43,910

	3,422,804	2,985,869

Liabilities	2003	2002

Current liabilities	2,704,416	2,317,006

Accounts payable - Acquirers	2,386,624	1,789,911
Labor obligations	5,389	23,869
Taxes payable	33,600	30,736
Prepaid membership fees	-	217,253
Borrowings	25,577	31,679
Other accounts payable	253,226	223,558
Long-term liabilities	408,403	350,740

Provision for tax risks and
other contingent liabilities	408,403	350,740

Shareholders' equity	309,985	318,123

Capital stock	175,533	191,000
Capital reserve	53,609	41,738
Revenue reserve	6,263	38,200
Retained earnings	74,580	47,185

	3,422,804	2,985,869

See the accompanying notes to the financial statements.

Credicard S.A. Administradora de Cartões de Crédito

Statements of earnings

Years ended December 31, 2003, 2002 and 2001

(In thousands of Reais, except net income per share)

	2003	2002	2001

Gross operating income
Operating income	1,928,991	2,355,627	2,374,726
Service tax	(44,258)	(48,044)	(49,148)
COFINS tax	(60,598)	(75,220)	(73,674)
Financial income, net of financial expenses of R$75,289
in 2003, R$123,160 in 2002 and R$69,967 in 2001	40,166	51,120	50,931

	1,864,301	2,283,483	2,302,835

Operating (revenue) expenses
Administrative and general	1,168,226	1,401,463	1,267,169
Equity in the income (losses) of subsidiaries	(33,036)	(13,878)	(1,203)
Depreciation and amortization	30,103	47,734	43,825
Allowance for doubtful receivables	271,416	309,084	394,511

	1,436,709	1,744,403	1,704,302

Operating income	427,592	539,080	598,533

Non-operating results	4,510	31,733	(3,090)

Income before income and
social contribution taxes	432,102	570,813	595,443

Social contribution tax	(38,307)	(43,318)	(56,382)

Income tax	(96,450)	(133,766)	(132,671)

Net income for the year	297,345	393,729	406,390

Net income per share - R$	7,66	10,14	10,47

See the accompanying notes to the financial statements.

Credicard S.A. Administradora de Cartões de Crédito

Statements of changes in shareholders' equity

Years ended December 31, 2003, 2002 and 2001

(In thousands of Reais)

		Capital reserve	Revenue reserve

	Capital	Fiscal	Legal	Retained
	stock	incentives	reserve	earnings	Total

Balances at January 1st, 2001	171,000	6,445	20,881	35,372	233,698

Capital increase	20,000	-	(20,000)	-	-

Fiscal incentives	-	17,304	-	-	17,304

Distribution of interim dividends	-	-	-	(35,372)	(35,372)

Net income for the year	-	-	-	406,390	406,390

Distributions:
Legal reserve	-	-	20,319	(20,319)	-
Distribution of dividends	-	-	-	(324,728)	(324,728)

Balances at December 31st, 2001	191,000	23,749	21,200	61,343	297,292

Balances at January 1st, 2002	191,000	23,749	21,200	61,343	297,292

Fiscal incentives	-	17,989	-	-	17,989

Distribution of interim dividends
Related to prior years	-	-	-	(61,343)	(61,343)
Related to intermediary dividends	-	-	-	(347,770)	(347,770)

Net income for the year	-	-	-	393,729	393,729

Prior-year adjustments (Note 11g)	-	-	-	18,226	18,226

Distribution of income proposed in
Ordinary General Meeting:
Legal reserve	-	-	17,000	(17,000)	-

Balances at December 31st, 2002	191,000	41,738	38,200	47,185	318,123

Balances at January 1st, 2003	191,000	41,738	38,200	47,185	318,123

Capital increase	38,199	-	(38,199)	-	-

Decrease in capital (Note 6)	(53,666)	-	-	-	(53,666)

Subsidy for fiscal incentives	-	11,871	-	-	11,871

Distribution of dividends
Related to prior years	-	-	-	(28,959)	(28,959)
Related to intermediary dividends	-	-	-	(234,729)	(234,729)

Net income for the year	-	-	-	297,345	297,345

Distribution of income proposed
in Ordinary General Meeting
Formation of legal reserve	-	-	6,262	(6,262)	-

Balances at December 31st, 2003	175,533	53,609	6,263	74,580	309,985

See the accompanying notes to the financial statements.

Credicard S.A. Administradora de Cartões de Crédito

Statements of changes in financial position

Years ended December 31, 2003, 2002 and 2001

(In thousands of Reais)

	2003	2002	2001
Sources of funds
From operations
Net income for the year	297,345	393,729	406,390
Revenue (expenses) not affecting working capital:
Equity in the income (loss) of subsidiaries	(33,036)	(13,878)	(1,203)
Depreciation and amortization	30,103	47,734	43,825
Provision for losses with tax incentives	11,870	17,989	17,304
Prior-year adjustment	-	18,226	-
Results on sale of fixed assets	(1,933)	(30,590)	464

	304,349	433,210	466,780

Increase in long-term liabilities	57,663	40,920	589

Dividends received from subsidiaries	6,156	-	1,165

From third parties
Disposal of fixed assets	6,760	23,851	210
Decrease in long-term assets	-	22,651	-
Decrease in permanent assets through transfer of assets	106,139	-	-
Decrease in long-term assets through transfer of assets	22,192	-	-

	135,091	46,502	210

	503,259	520,632	468,744

Application of funds
Investments in
Fixed assets	25,336	48,133	22,208
Deferred charges	5,256	8,349	28,140
Investments	1,000	10,305	28
Dividends paid	263,688	409,113	360,100
Increase in long-term assets	32,671	-	46,923

	327,951	475,900	457,399

Increase in net working capital	175,308	44,732	11,345

Changes in net working capital

Current assets	562,718	(433,628)	126,936
Current liabilities	387,410	(478,360)	115,591

Net working capital	175,308	44,732	11,345

See the accompanying notes to the financial statements.

Credicard S.A. Administradora de Cartões de Crédito

Notes to the financial statements

Years ended December 31, 2003, 2002 and 2001

(In thousands of Reais)

1 Operations

The Company issues and administers both its own and third parties’ credit cards, obtains financing from financial institutions in the name of and on the part of cardholders and concedes guarantees to cardholders.

Credicard S.A. Administradora de Cartões de Crédito has concluded the process of separating the businesses for processing, and issuing and management of credit cards. On August 1, 2003, the assets and liabilities related to the business of processing credit cards were transferred to its subsidiary Orbitall Serviços e Processamento de Informações Comerciais Ltda., through a capital increase, via transfer of assets, which totaled: Current assets R$128,965, Long-term assets R$22,192, Fixed assets R$106,139 and Current liabilities R$256,296. On August 20, 2003, Credicard decreased its capital through transfer of its investment in Orbitall to its shareholders.

As a result of this separation of businesses, the annual fees paid by credit cardholders have become revenue for Orbitall, the company responsible for the operating process in the rendering of services to the credit cardholders.

2 Description of significant accounting policies

The financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law.

a. Recognition of revenues

Income and expenses are allocated to the statement of earnings on the accrual basis.

Remuneration for guarantees provided is allocated daily to the statement of earnings on a “pro rata” basis, over the terms of the operations.

In 2002 and 2001 the annuities collected from the credit cardholders are recorded in “Prepaid Membership fees” in current liabilities, upon billing, and accrued to income in accordance over the period services are provided.

The income tax for the year was calculated at the rate of 15%, plus surtaxes provided for in current law. The social contribution tax was calculated at the rate of 9%. The provision for these taxes considering the applicable portion of tax incentives is shown under “Taxes payable”, less the amounts prepaid during the period.

Tax credits arising from temporary differences related to additions to book income, basically Allowance for Doubtful Receivables and Provision for Tax, Civil and Labor Contingencies, which will be deductible in future years are recognized in the amount considered recoverable and stated under “Long-term assets”. Management expects that such tax credits will be utilized with profits to be generated in the next 3 years.

b. Accounts receivable from cardholders

Accounts receivable from cardholders represent purchases made by cardholders, and mature in an average of 30 days. Contractual charges are added to bills not paid on time, until the date they are transferred to “Doubtful receivables”, which occurs on average 70 days after the maturity date. Purchases made abroad are restated according to the foreign exchange U.S. dollar floating rate prevailing on the balance sheet date.

c. Doubtful receivables

Doubtful receivables represent balances of defaulting cardholders. There are legal collection proceedings in process for recovery of these receivables.

d. Allowance for doubtful receivables

The allowance is established in an amount considered sufficient to absorb future losses on collection of accounts receivable from cardholders. The criteria used consider the application of the historic real percentage of losses of the portfolio in each band of delay and the balance to fall due.

e. Permanent assets

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

f. Accounts payable - Acquirers

“Accounts payable - Acquirers” account refers to amounts payable to Redecard S.A. (Company owned by the same shareholders of Credicard, responsible for the relationship with establishments) and other acquirers for transactions carried out by cardholders with the network of establishments.

g. Borrowings

Borrowings are stated at principal, plus contractual charges up to the financial statement closing date. These charges are shown as financial expenses.

3 Short-term investments

Represented by investments in Financial Investment Funds managed by Banco Itaú S.A, restated based on the value of the quota informed by the administrator.

4 Other accounts receivable

Other accounts receivable are composed primarily of services rendered of R$9,374 (R$39,078 in 2002), judicial deposits of R$18,173 (R$16,383 in 2002) and accounts receivable transferred to Caixa Econômica Federal of R$44,461 in 2002. Fixed assets

5 Fixed assets

	Annual depreciation rate %	2003	2002

Furniture and fixtures	10	4,105	16,315
Facilities	10	835	9,090
Equipment	10, 20 e 40	6,920	223,462
Vehicles	20	537	1,093
Trademarks and patents	-	151	157
Data processing system	-	4,439	-
Leasehold improvements	(*)	-	23,977

Total		16,987	274,094

Accumulated depreciation		(5,116)	(195,558)

		11,871	78,536

(*) In accordance with the terms of the respective rental contracts.

6 Investments in subsidiaries

The investments in subsidiaries are as follows:

	Orbitall Serviços e Processamento de Informações Comerciais Ltda. (i)		Credicard Comercial e Importadora Ltda. (i)		Total

	2003	2002	2003	2002	2003	2002

Position of subsidiaries:
Capital	-	11,600	-	98	-	-
Net income for the period	-	13,884	-	(6)	-	-
Shareholders’ equity	-	25,495	-	338	-	-
Number of quotas	-	1,099,635	-	98,000	-	-

Investment position:
Percentage of ownership	-	100%	-	99.9969%	-	-
Equity pick-up	33,327	13,884	(291)	(6)	33,036	13,878
Book value of investments	-	25,495	-	338	-	25,833

(i)

On August 1, 2003, Credicard transferred its investment in Credicard Comercial e Importadora Ltda to Orbitall Serviços e Processamento de Informações Comerciais Ltda (Orbitall). On August 20, 2003, the investment in Orbitall in the amount of R$53,666, was transferred to the shareholders of Credicard, through a decrease in its Capital.

7 Borrowings

	Balances at 12/31/03	Average interest rates	Maturity	Guarantees	Balances at 12/31/02
Foreign borrowings	25,577	5.35% p.a. + exchange variation	06/01/04	-	31,679

8 Other accounts payable

	2003	2002

Accounts payable	6,910	12,607
Amounts to transfer to Orbitall	52,957	-
Employees’ participation program	15,077	42,126
Insurance premium payable	27,775	12,506
Other sales expenses	22,056	19,421
Technological operations	4,344	37,863
Commissions to associated banks	16,878	12,917
Sales incentive plan /fidelity program	58,247	47,677
Interest payable - Cardholders	19,970	11,257
Other	29,012	27,184

	253,226	223,558

9 Capital stock

Share capital is represented by 38,813,332 common nominative shares with no par value.

The minimum compulsory dividend corresponds to 1% of net income for the year, after deduction of the legal reserve. Dividends are entered in the books when distributed and are proposed by the administrative bodies or decided on by the shareholders.

10 Transactions with related parties

It is the Company’s policy to conduct transactions with related parties on an arm’s length basis in accordance with market conditions. Income from services rendered to third parties include the effective income incurred during the year and an estimate for December 2003:

	Accounts receivable		Accounts payable		Service fee revenues			Loan contracts/ Foreign borrowings		Expense with Fund Management fee

	2003	2002	2003	2002	2003	2002	2001	2003	2002	2003	2002	2001

Redecard S.A.	-	4,900	1,922,889	1,396,234	24,542	54,703	60,540	-	-	-	-	-

FNC Comércio e
Participações Ltda.	-	-	-	-	15,256	17,278	13,520	-	-	-	-	-

Itaucard
Financeira S.A.	-	14,589	-	-	102,432	214,897	250,260	-	-	-	-	-

Orbitall Serv. e
Process. de
Informações
Comerciais Ltda.	-	2,599	52,957	-	17,859	6,725	3,891	-	-	-	-	-

Citibank NA	-	-	-	-	-	-	-	25,577	31,679	-	-	-
Citibank S.A.	1,242	1,415	-	-	-	-	-	-	-	136	-	-
Banco Itaú S.A.	-	-	-	-	-	-	-	-	-	-	-	-

11 Other information

a.	The expense with the provision for doubtful credits can be summarized as follows:

	2003	2002	2001

Written-off credits	320,955	438,640	380,093
Constitution/(reversal) of provision	32,207	(131,492)	121,162
Credit right cession (note 11f)	-	91,484	-
Other expenses with credit	20,644	26,753	29,339
Credit recovery	(102,390)	(116,301)	(136,083)

	271,416	309,084	394,511

b.	Guarantees pledged to cardholders for credit to financial institutions associated with the system amounted to R$871,210 (R$737,871 in 2002 and R$1,056,141 in 2001).

c.

Tax, labor and civil litigation are provisioned for based on the opinion of external legal counsel, in an amount considered sufficient to cover expected losses. These provisions are classified as long-term liabilities.

d.

The non-operating results are composed, mainly, of income from/profit on disposal of permanent assets - R$2,016 (R$282 in 2002 and R$776 in 2001), disposal of trademarks and patents - R$0 (R$23,569 in 2002 and R$0 in 2001), reversal of provision for losses on assets - R$1,119 (expense of R$7,329 in 2002 and R$3,566 in 2001) and other income - R$1,375 (R$553 in 2002 and R$813 in 2001).

e.

In 2003, Instituto Credicard developed 2 programs, “Jovens Escolhas em Rede com o Futuro” - an educational program focused on the training of young adults, carried out in partnership with 13 NGOs (Non Governamental Organization) in the states of Bahia, São Paulo and Rio de Janeiro - and “Conta Comigo” - a program for mobilizing and strengthening educational programs aimed primarily at adolescents and young adults. In addition, Instituto Credicard supports the following projects: a) “Se Liga Pernambuco”, in Pernambuco, b) “Amem”, in São Paulo and c) “Banco na Escola”, a volunteer program in São Paulo. The total investment made by Credicard in the year was R$1,450 (R$1,290 in 2002 and R$1,290 in 2001).

f.

In 2003 Credicard transferred the transactions corresponding to the base of cards sold by Citibank. The assets and liabilities assumed by Citibank as a result of this transfer amounted to R$212,147, as well as R$49,527 in guarantees made to cardholders of credit to the financial institutions associated with the system. During the last quarter of 2002, Credicard transferred the transactions corresponding to the base of cards sold by Caixa Econômica Federal (Caixa). The assets and liabilities assumed by Caixa, due to this transfer, amounted to R$363,117, as well as R$183,465 in guarantees provided to the cardholders of credit to the financial institutions associated with the system (cardholders, establishments, banks, credit card issuers, etc).

g.

Prior-year adjustments: In 2002, Credicard obtained a favorable decision in an order of return of the Withholding Tax on Net Income (ILL), paid from 1989 to 1992. This tax was considered unconstitutional by the Federal Supreme Court, in 1995, and the Federal Senate suspended its liability through Resolution 82/96.

The tax credit corresponding to the original amount monetarily corrected, in the amount of R$18,226, was accounted for directly to the credit of the “Retained earnings” account, since, during the year that the respective events occurred, the ILL was discounted in the “Retained earnings” account, without passing through income accounts.

Exhibit 1.1
(FREE TRANSLATION)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE BY-LAWS

CHAPTER I

Name, Head Office, Purpose and Term

Article 1: UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A., with head offices and legal venue in the City of São Paulo, State of São Paulo, hereinafter referred to as UNIBANCO, shall be governed by these corporate By-laws and by the applicable legal provisions.

Article 2 : UNIBANCO is incorporated for the purpose of engaging in any lawful activity or service, including currency exchange transactions, in which commercial banks may engage. UNIBANCO may also participate in other companies, pursuant to the applicable legal and statutory provisions.

Sole Paragraph: UNIBANCO shall not:

a) acquire real property not intended for its own use, except in the cases permitted by law or regulations.

b) issue debentures or founder shares ( partes beneficiárias ).

Article 3: UNIBANCO shall exist for an indefinite period of time.

CHAPTER II

Capital Stock and Shares

Article 4: The capital stock of UNIBANCO is R$5,000,000,000.00 (five billion reais) divided into 140,885,833,318 (one hundred and forty billion, eight hundred and eighty-five million, eight hundred and thirty-three thousand, three hundred and eighteen) registered shares, with no par value, of which 75,565,816,851 (seventy-five billion, five hundred and sixty-five million, eight hundred and sixteen thousand, eight hundred and fifty-one) are common shares and 65,320,016,467 (sixty-five billion, three hundred twenty million, sixteen thousand, four hundred and sixty-seven ) are preferred shares.

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

Second Paragraph : – The issuance of shares or subscription warrants to be sold in the Stock Exchanges or for public subscription, as well as for the acquisition of control through the swap of shares in a public offer, if previously authorized by the competent authorities, may be carried out with a reduction of the term for the exercise of preemptive rights, or with the exclusion of such rights, at the discretion of the Board of Directors, which may, furthermore, grant to the shareholders priority in the subscription of shares of one or both types.

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

Fifth Paragraph: Within the limits of the authorized capital and in accordance with a plan approved by the General Shareholders Meeting, UNIBANCO may grant stock options to its managers and employees, as well as to the managers and employees of the companies controlled by it.

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

b) priority in the reimbursement of capital, in case the company is liquidated, up to the amount represented by such shares in the capital stock; and

c) participation, under the same conditions as the common shares, in capital increases resulting from the capitalization of monetary restatement, reserves and profits.

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

Article 7: UNIBANCO may, pursuant to these By-laws and in accordance with the applicable regulations, issue Share Deposit Certificates, hereinafter referred to as UNITS, which represent preferred shares with no voting rights, deposited at UNIBANCO, and issued by:

a) UNIBANCO; and

b) UNIBANCO HOLDINGS S.A., a publicly held company, with head offices in the City of São Paulo, capital of the State of São Paulo, registered under Corporate Taxpayers Enrollment (“CNPJ”) under No. 00.022.034/0001-87, hereinafter referred to as HOLDINGS.

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

b) shall have the related income, as well as any amount received in the case of redemption or amortization delivered only to the holder of the UNITS;

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

Article 10: UNITS shall be in book-entry form and shall be kept by UNIBANCO in an account maintained in the name of their holder; and:

a) the transfer of UNITS shall be performed by a record in UNIBANCO's registry, to the debit of the transferor's UNITS account and to the credit of the transferee's UNITS account, upon receipt of a written order from the transferor, or upon a court authorization or order, in an appropriate document that shall remain with UNIBANCO;

b) the pledging, usufruct, trust, chattel mortgage and any other provisions, burdens, liens or charges that may encumber UNITS shall be recorded in UNIBANCO's books and shall be stated in the UNITS' account statements;

c) whenever so requested, UNIBANCO shall supply the holders of the UNITS with a statement of their UNITS' account at the end of each month in which such account has any activity and, even if no activity occurs, a statement shall be provided at least once a year;

d) the statement shall include the place and the date of issuance, UNIBANCO's name, an indication that it is a statement of a UNITS' (Registered Share Deposit Certificate) account, the specification of the shares deposited, a statement that the shares deposited, their income and the amount received in the case of redemption or amortization shall only be delivered to the holder of the UNITS' account or upon an order in writing from said holder, the name and identification of the holder of the UNITS' account, the price charged by UNIBANCO for the deposit, if applicable, and the places where the holders of the UNITS can obtain assistance;

e) upon a written order by the holder of the UNIT´s account to the Stock Exchange broker by which the UNITS are negotiated, UNIBANCO shall block the UNITS specified in the order, being thus authorized to transfer them to the purchaser as soon as the Stock Exchange informs it that the UNITS have been sold;

f) notwithstanding the provisions of items “g” and “h” below, the holders of UNITS shall be entitled, at any time, to request their cancellation to UNIBANCO and the delivery of the registered shares that they represent, by means of the transfer of said shares to the share deposit accounts maintained by UNIBANCO in the holder's name;

g) the Board of Directors of UNIBANCO may, at any time, suspend the cancellation of the UNITS for a specified period of time, subject to the following circumstances:

I – an announcement by HOLDINGS or by UNIBANCO stating that they intend to grant UNIBANCO' shareholders the option of converting their shares into UNITS, inwhich case the suspension period shall not exceed 90 (ninety) days;

II - the beginning of a public offering for the primary or secondary distribution of the UNITS, either in the international or in the domestic market, in which case the suspension period shall not exceed 30 (thirty) days.

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

c) only the holder of the UNITS shall exercise the right to participate in the Shareholders' Meetings of UNIBANCO and HOLDINGS and therein exercise all rights attributed to the shareholders of such companies by the property of the shares represented by the UNITS;

d) If the shares of UNIBANCO or HOLDINGS are split, cancelled or combined or if new shares of UNIBANCO or HOLDINGS are issued while the UNITS are in existence, the following rules shall apply:

I - In the event that there is a change in the number of shares represented by UNITS, as a result of share splits or through the capitalization of profits or reserves carried out by UNIBANCO and by HOLDINGS, UNIBANCO shall register the deposit of the new shares issued and shall issue new UNITS registering them in the account of the respective holders, in such a way as to reflect the new number of shares held by the holders of the UNITS, always maintaining the proportion of one (01) UNIBANCO preferred share to one (01) HOLDINGS class “B” preferred share, represented by UNITS. In the event that there is a share split carried out exclusively by either UNIBANCO or HOLDINGS, or if the share split is carried out by both companies using different ratios, then UNIBANCO shall register, in the name of the holder of the split shares, the deposit of as many shares as can form UNITS, with due regard to the ratio mentioned in First Paragraph of Article 7, and shall deliver the remaining shares issued to the holder of the UNITS represented by the split shares.

II - In the event that there is an alteration in the number of shares represented by UNITS, as a result of share combination or cancellation, carried out by UNIBANCO and by UNIBANCO HOLDINGS, then UNIBANCO shall debit the UNITS deposit accounts of the holders of the cancelled shares, automatically canceling the UNITS, in a number sufficient to reflect the new number of shares held by the holders of the UNITS, always keeping the proportion of 1 (one) UNIBANCO preferred share to 1 (one) HOLDINGS preferred share represented by a UNIT. In the event of a combination or cancellation of shares carried out exclusively by either UNIBANCO or HOLDINGS, or if the combination or cancellation is carried out by both companies using different ratios, then UNIBANCO shall cancel the UNITS representing the cancelled shares, delivering the UNIBANCO or the HOLDINGS shares that have not been cancelled to the respective holders, as the case may be.

III – in the capital increases resulting from share subscription, in which preemptive rights have been granted, the following procedures shall apply:

1 st ) if UNIBANCO and HOLDINGS simultaneously carry out a capital increase by issuing shares that may be converted into new UNITS, holders of UNITS may exercise the preemptive rights to which the shares represented by the UNITS are entitled, in which case:

I – if the shareholder subscribes the shares of both companies, then new UNITS shall be issued to him, corresponding to the shares subscribed, in accordance with the proportion mentioned in First Paragraph of Article 7, unless such shareholder provides instructions to the contrary, as provided for in item II below;

II – if the shareholder chooses to subscribe shares of both companies without the formation of UNITS, or only shares from one of the companies, he may do so by informing such intention to the issuers in the share subscription form;

2 nd ) if only one of the companies increases its capital, UNIT holders may exercise the preemptive right conferred by one of the shares represented by the UNITS directly, and in such case no new UNITS will be issued.

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

Second Paragraph: In order to be binding upon UNIBANCO, shareholders agreements regarding the purchase and sale of shares, the preference on the acquisition of shares, and the exercise of voting rights or the control of UNIBANCO must be previously approved by the Central Bank of Brazil and filed at UNIBANCO's head office, in accordance with the applicable rules established by the Board of Directors. UNIBANCO may request the shareholders clarifications in order to properly fulfill its obligations.

CHAPTER IV

Management

Article 14: UNIBANCO shall be managed by the following bodies:

a) the Board of Directors;

b) the Board of Officers.

SECTION I

The Board of Directors

Article 15 : The Board of Directors shall have a minimum of four (4) and a maximum of eight (8) Directors, all of them shareholders of UNIBANCO, elected by the Shareholders Meeting for a one (1) year term.

First Paragraph : The Board of Directors shall have one Chairman and one Vice-Chairman, chosen by the Board of Directors, as described in Second Paragraph of Article 18.

Second Paragraph: The age limit for a member of the Board of Directors shall be sixty-five (65) years of age. Such limit may, however, be extended by the Board of Directors.

Article 16:- It is incumbent upon the Board of Directors on an exclusive basis to:

a) determine the general directions for the conduct of business and to establish the basic policies and guidelines for UNIBANCO;

b) call Shareholders Meetings;

c) submit to the Shareholders Meetings proposals for:

I - capital increase or reduction;

II - mergers, amalgamations or spin-offs;

III – amendments to the By-laws;

d) decide upon the following matters:

I - partnerships or joint ventures involving UNIBANCO, including participation in shareholders agreements;

II - acquisition, disposal, increase or reduction of its participation in controlled or affiliated companies;

III - acquisition of controlling interests in other companies, in accordance with applicable legal provisions;

IV- investment of resources resulting from tax incentives;

V – results and investment budgets and the respective action plans submitted pursuant to sub-item II of the First Paragraph of Article 23;

e) upon proposal by the Board of Executive Officers:

I - examine and deliberate on the semiannual balance sheets and decide upon the distribution and investment of profits, in accordance with Article 44;

II – decide upon the annual report to shareholders, the Board of Officers' accounts and the Financial Statements of each fiscal year to be submitted to the Shareholders' Meeting;

f) establish the compensation of each of the members of the Board of Directors, the Board of Officers and of the Audit Committee, within the global amount approved by the Shareholders' Meeting;

g) establish the bonus of each of the members of the Board of Directors and of the Board of Officers, subject to the provisions of item “c” of the First Paragraph of Article 44;

h) appoint a replacement for the President, for the members of the Board of Officers, the Board of Directors and the Audit Committee, in the cases established on this By-laws;

i) authorize, whenever it deems necessary, on the cases not established on this By-laws, the representation of UNIBANCO by a sole member of the Board of Officers or by an attorney-in-fact, provided that such resolution specifies the powers granted.

j) elect and remove the members of the Board of Officers as well as to determine their duties and responsibilities in accordance with their respective areas of work;

l) supervise the management by the Board of Executive Officers, examine, at any time, UNIBANCO's books and documents, request information on agreements executed or about to be executed, as well as about any other acts;

m) supervise and provide guidance to the performance of the Board of Executive Officers;

n)appoint and remove the independent auditors, taking in consideration the recommendation of the Audit Committee, under the terms of item (b), Article 38;

o) decide upon the purchase of shares issued by UNIBANCO, subject to the Third Paragraph of Article 4;

p) decide upon the creation of committees to deal with specific matters within the authority of the Board of Directors and/or of the Board of Officers;

q) decide upon the acts provided for in the First and Second Paragraphs of Article 4;

r) bring under its authority specific matters of interest to UNIBANCO and decide upon the cases not provided for herein;

s) establish the term and other conditions for the conversion of UNIBANCO's shares into UNITS, as per Article 8 of these By-laws;

t) establish rules for the filing of shareholders agreements, in accordance with the Second Paragraph of Article 13 of these By-laws.

u) deliberate upon the promotion of the defense, in judicial and administrative actions proposed by third parties against the management of UNIBANCO, the members of the Audit Committee, the members of the Audit Board, if on duty, and employees that legally act by delegation of the management, during or after the term of their respective mandates, arising from the legal acts of management practiced in the exercise of their attributions, being entitled to contract insurance to cover the procedural expenses, attorney's fees and damages awarded due to such claims.

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

b) appoint, under the circumstances provided for in sub-item II of Article 19, the replacements for the Vice-Chairman of the Board of Directors;

c) chair the Shareholders Meetings, with authority to appoint any of the members of the Board of Directors or of the Board of Executive Officers to do so in his stead.

Sole Paragraph: It is incumbent upon the Vice-Chairman of the Board of Directors to replace the Chairman in his absences, vacations, leaves, occasional impediments or in the event of a vacancy.

Article 18 : The Board of Directors shall meet ordinarily on a quarterly basis and, extraordinarily, whenever corporate interests so require.

First Paragraph : The meetings of the Board of Directors may be called by the Chairman or by the Vice-Chairman, individually, or by any two members of the Board of Directors jointly.

Second Paragraph The decisions of the Board of Directors shall be taken by a majority of votes in the presence of at least half of its elected members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph The minutes of the meetings shall be recorded in the appropriate Book of Minutes of Meetings of the Board of Directors.

Article 19: Except in the cases to which the law establishes special procedures, the replacement of the members of the Board of Directors shall be as follows:

I – the Chairman of the Board of Directors shall be replaced by the Vice-Chairman;

II – the Vice-Chairman shall be replaced by any other Director appointed by the Chairman of the Board of Directors;

III– all other Directors by a replacement appointed by the Board of Directors;

IV - if a majority or all positions on the Board of Directors are vacant, a Shareholders Meeting shall be called to hold a new election.

Sole Paragraph - The replacement appointed in accordance with sub-item III of this article shall remain in office until the next Shareholders Meeting, which shall elect a new member to fill the vacant position for the remainder of the term of office of the replaced member.

SECTION II

The Board of Officers

Article 20 : The Board of Officers shall comprise a maximum of 150 (one hundred and fifty) members, resident in the Country, shareholders or not, elected by the Board of Directors, with a term of office of 1 (one) year, eligible for reelection, being:

a) 1 (one) President;

d) up to 10 (ten) Executive Vice Presidents and Vice Presidents;

c) up to 139 (one hundred thirty nine) Executive Officers, Officers and Deputy Officers;

First Paragraph: - The President, the Executive Vice Presidents, the Vice Presidents and the Executive Officers shall compose the Board of Executive Officers

Second Paragraph: - The age limit for holding a position in the Board of Officers shall be sixty (60) years of age. The Board of Directors may extend such limit, according to the nature of the relevant area of work.

Third Paragraph: - Until 07.01.2004, the Board Of Officers will have 1 (one) Executive President – Retail Banking Group, and after this date this position shall be extinguished;

Article 21: It is incumbent upon the Board of Executive Officers the management and administration of the company's business. The Board of Executive Officers may carry out all transactions and perform all acts related to UNIBANCO's objectives, and their responsibilities are:

a) to order the preparation of semiannual balance sheets and propose their approval to the Board of Directors, together with the proposal for the distribution and application of profits, subject to Article 44;

b)to submit to the Board of Directors for approval the Annual Report to the Shareholders and the Financial Statements of each fiscal year, for further presentation to the Shareholders Meeting;

c) to authorize the opening, change of address and closing of branches or facilities, including those abroad;

d) to comply with and ensure compliance with the resolutions of the Shareholders Meeting, of the Board of Directors and with the By-laws;

e) the overseeing, supervision and guidance of the Officers and of the Deputy Officers;

f) to care for the improvement of the members of management, following up on their professional performance and development.

Article 22 : It is incumbent upon the President:

I - to guide the management of the social business, supervising the works of the Board of Executive Officers, in order to assure the full implementation and execution of the policies and guidelines set by the Board of Directors;

II - coordinating the activities of the Executive Vice Presidents and the Vice Presidents, and follow-up their respective performance;

III - reaching decisions within his authority;

IV - reaching decisions with urgent character, within the competence of the Board of Executive Directors, "ad referendum" of such Board.

Article 23: It is incumbent upon the Executive Vice-Presidents and upon the Vice-Presidents:

I – the management and supervision of the areas assigned as set forth in item "j" or in the sole paragraph of the Article 16;

II – the supervision and coordination of the performance of the Executive Officers, Officers and Deputy Officers which are under their direct supervision and the following-up of their respective performance;

III - reaching decisions within his authority;

First Paragraph: In accordance with the policies, directives and parameters established by the Board of Directors, it is jointly incumbent upon the President, the Executive Vice-Presidents and the Vice-Presidents, jointly:

I - to approve and change UNIBANCO's administrative structure and internal rules;

II - to submit to the approval of the Board of Directors the results and investment budgets and the respective business plans as well as to implement the decisions taken;

III - to establish operational and administrative limits of authority;

IV - to care for the improvement of the members of management, following up on their professional performance and development.

Second Paragraph The jointly decisions of the President, the Executive Vice-Presidents and the Vice-Presidents shall be taken by a majority of votes in the presence of at least half of its elected members. The President shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Article 24 : It is incumbent upon the Executive Officers and to the Officers:

I – the management and supervision of the areas which shall be assigned to them by the Board of Director and/or by the Board of Executive Officers; and

II – the supervision and coordination of the performance of the Officers and Deputy Officers which are under their direct supervision.

Article 25: It is incumbent upon the Deputy Officers the management and supervision of the areas which shall be assigned to them by the Executive Board of Officers or by the Officers.

Article 26: The replacement of the members of the Board of Officers shall be carried out as follows:

a) in the cases of temporary replacement:

I - the replacement of the President shall be appointed by the Board of Directors, as set forth in item “h” of Article 16;

I - the duties of the Executive Vice-Presidents and of the Vice Presidents shall be performed by a replacement appointed, from among the elected Executive Officers, by the President;

III - the duties of the Executive Officers shall be performed by a replacement appointed, from among the elected Officers, by the President jointly with the Executive Vice President or with the Vice President responsible of the supervision of the Executive Officer replaced, depending on the case.

IV - the duties of the Officers and the Deputy Officers shall be performed by a replacement appointed, from among the elected Officers, by Executive Officer responsible of the supervision of the Officer or of the Deputy Officer replaced, as from the case.

b) in cases of replacement due to a vacancy concerning any of the Officers, the replacement shall be appointed by the Board of Directors, as specified in item “h” of Article 16.

Article 27: The meetings of the Board of Officers shall be called and chaired by the President or by any of the Executive Vice-Presidents or the Vice-Presidents, who may jointly appoint to chair it in their stead any member of the Board of Executive Officers.

First Paragraph: The members of the Board of Directors may attend the meetings of the Board of Officers.

Second Paragraph: The decisions of the Board of Executive Officers shall be taken by the majority of votes of the members of the Board of Executive Officers, with the presence of at least half of its members, except with respect to the issues specified in item “c” of Article 21, which may be decided upon with the presence of at least three (3) members. The Chairman of the meeting shall be entitled, in addition to its own vote, to the casting vote in case of a tie.

Article 28: UNIBANCO shall be represented by the members of the Board of Officers as stated in this Article, except as established in item “i” of Article 16.

First Paragraph: The following shall require the joint signatures of two members of the Board of Officers, one of them being necessarily an Executive Officer:

a) acts resulting in the encumbrance or disposal of real property or other assets, the placement of collateral or guarantees, the settlement or waiver of rights, the undertaking of obligations, the execution of agreements, as well as those acts which result in liability for UNIBANCO or release third parties from liabilities towards him;

b) the appointment of attorneys-in-fact, except as provided in item “i” of Article 16.

Second Paragraph: UNIBANCO may be represented severally by any of the members of the Board of Officers, or by an attorney-in-fact with specific powers, in acts related to:

a) receipt of summonses or rendering of personal depositions in court;

b) receipt of subpoenas and delivery of statements out of court;

c)UNIBANCO's participation in auction processes;

d) UNIBANCO'S representation in Shareholders Meetings of Companies in which UNIBANCO holds share participation; and

e) UNIBANCO's representation before public bodies, provided that no assumption of responsibilities or obligations by the Company is implied.

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

Fourth Paragraph: UNIBANCO may appoint attorneys-in-fact to represent it severally as follows:

a) by executing powers of attorney with an "ad judicia" clause, without term, including the powers to perform acts of resignation, waiver, settlement, receipt and acquittal;

b) in acts specifically determined in the applicable power of attorney, except for those mentioned in item "a" of the First Paragraph of this article; and

c) cases in which the attorney-in-fact is a legal entity.

SECTION III

Provisions Applying to the Board of Directors, to the Board of Officers and to the Audit Committee

Article 29:- The Shareholders Meeting and the Board of Directors may, respectively, abstain from electing Directors, members of the Audit Committee and of the Board of Officers, whenever the lower limits set forth in this By-laws in law have been fulfilled.

Article 30:- The holding a position on the Board of Directors, on the Board of Officers and on the Audit Committee shall not require the placement of bond.

Article 31 :- As soon as their election is approved by the Central Bank of Brazil, the members of the Board of Directors, the Board of Officers and the Audit Committee shall be invested in their positions by having their respective terms of office recorded in the Book of Minutes of the Meetings of the Board of Directors, of the Board of Officers and of the Audit Committee, respectively, which terms of office shall also be recorded in the cases of replacement specified in Articles 19, 26 and 37.

Sole Paragraph: - If the term of office is not executed within thirty (30) days of the date of approval by the Central Bank of Brazil, the appointment shall become void, except if a justification is accepted by the administrative body for which the individual was elected.

Article 32:- The members of the Board of Directors, of the Board of Officers and of the Audit Committee shall remain in their positions, after the expiration of their term, until their successors are vested in office.

Article 33:- The Shareholders Meeting shall establish the compensation for the Board of Directors, for the Board of Officers and for the Audit Committee, in accordance with item “f” of Article 16.

CHAPTER V

  Audit Committee

Article 34:- The Audit Committee shall have a minimum of 3 (three) and a maximum of 5 (five) effective members, elected by the Shareholders Meeting for a maximum of a 5 (five) year term.

First Paragraph :- The Audit Committee shall have one Chairman chosen by the Board of Directors.

Second Paragraph:- At least one member of the Audit Committee must have proved accounting or related financial management expertise, that qualifies him as an audit committee financial expert.

Third Paragraph:- The members of the Audit Committee may be Directors.

Fourth Paragraph:- This Audit Committee shall be a single committee for the entire Conglomerate Unibanco, as set forth in law.

Article 35:- For holding the position of member of the Audit Committee, the basic requirements for holding such position shall be observed, as well as the legal bars applicable.

Sole Paragraph:- The duty of the member of the Audit Committee may not be delegated.

Article 36:- The Shareholders Meeting shall establish the global compensation for the Audit Committee, and the compensation for each of its members shall be established in accordance with the provisions of item “f” of Article 16.

First Paragraph:- The member of the Audit Committee is not allowed to receive any other kind of compensation from the Conglomerate's companies or from its affiliated companies, except for those to which he is entitled to as member of the Audit Committee.

Second Paragraph: In case the member of the Audit Committee is also a Director of any of the companies of the Conglomerate Unibanco or of its affiliated companies, he shall choose for which of those positions compensation he wishes to receive.

Article 37:- Exception made to the cases to which the law establishes special procedures, the replacement of the members of the Audit Committee shall be made as follows:

a) in case of temporary replacement, the Chairman of the Audit Committee shall be replaced by the member appointed by him;

b) in case of replacement due to a vacancy, the Chairman and the members shall be replaced by the member appointed by the Board of Directors.

Sole Paragraph:- The replacement appointed shall remain in office until the next Shareholders Meeting, which shall elect a new member to fill the vacant position for the remainder of the term of office of the replaced member.

Article 38 :- It is incumbent upon the Audit Committee:

a) To establish and, whenever deemed necessary, to change its administrative structure and internal rules, and submit it to the approval of UNIBANCO's Board of Directors;

b) To appoint, "ad referendum" of the Board of Directors of each company of the Conglomerate Unibanco, when applicable, the Company to be hired to render independent auditing services, as well as, if it deems necessary, the replacement of such render;

c) To review, previously to its publication, the semiannual financial statements, including the explanatory notes, the management reports and the independent auditor's technical report of each one of the companies of The Conglomerate Unibanco;

d) To analyze the effectiveness of the internal and the independent audit;

e) To analyze the compliance, by the management of each of the companies of the Conglomerate Unibanco, when applicable, of the recommendations made by the internal or by the independent auditor;

f) To establish and to disclose procedures to the reception and treatment of information regarding the non compliance with laws and regulations applicable to the Conglomerate Unibanco, in addition to the internal rules and codes, including the ones which sets forth specific procedures for the protection of the provider and of the confidentiality of the information, as well as the procedures for the reception and treatment of information regarding to the accounting reports;

g) To meet ordinarily on a quarterly basis with the Board of Officers, with the independent audit and with the internal audit of each company of The Conglomerate Unibanco, in order to verify the compliance with its recommendations or queries, including those regarding the planning of the respective audit works. Such meetings shall be recorded in minutes.

h) To meet with the Audit Board, if in duty, and with the Board of Directors of the companies of The Conglomerate Unibanco, by their request, to discuss the policies, practices and procedures identified upon matters within their incumbency;

i) To recommend, to the Board of Officers of the companies of The Conglomerate Unibanco, when applicable, corrections or improvements of policies, practices and procedures identified upon matters within their incumbency;

j) Other attributions necessary for the compliance with law and regulation, in addition to those that the Audit Committee itself understands to be relevant to ensure:

(i) the independence of the external auditors;

(ii) the adequacy and effectiveness of the internal controls; or

(iii) the accuracy of the financial statements.

Article 39:- It is incumbent upon the Chairman of the Audit Committee:

I - chair the meetings of the Audit Committee, with authority to appoint any of the members of said Committee to do so in his stead;

II - appoint any of the members of the Audit Committee to replace him in his absences, vacations, leaves or occasional impediments;

III - determine the agenda of the Committee's meetings.

Article 40:- The Audit Committee shall meet ordinarily on a quarterly basis and, extraordinarily, whenever corporate interests so require.

First Paragraph :- The meetings of the Audit Committee may be called by any member of the Audit Committee.

Second Paragraph:- The decisions of the Audit Committee shall be taken by a majority of votes in the presence of at least half of its members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph :- The minutes of the meetings shall be recorded in the appropriate Book of Minutes of Meetings of the Audit Committee.

Article 41:- The members may be dismissed at any time by decision taken by the Shareholders Meetings.

CHAPTER VI

The Audit Board

Article 42 :- UNIBANCO shall have an Audit Board that shall be comprised of at least three (3) and at most five (5) permanent members and an equal number of alternates, with duties as set forth in law.

First Paragraph : The Audit Board shall only operate in those fiscal years in which the shareholders, in accordance with the provisions of law, request its institution.

Second Paragraph : The Shareholders Meeting at which the institution of the Audit Board is requested shall elect its members and determine their compensation.

Third Paragraph : The term of office of the members of the Audit Board shall end at the Annual Shareholders Meeting following its institution.

CHAPTER VII

Fiscal Year, Financial Statements, Reserves and Dividends

Article 43 - The fiscal year shall begin on the 1 st day of January and shall end on December 31 st of each year.

Article 44 : - On the last day of each calendar semester the following financial statements shall be prepared, in accordance with the applicable legal provisions:

a) balance sheet;

b) statement of accumulated losses and profits;

c) income statement for the fiscal year;

d) statement of origin and investment of funds.

First Paragraph: The following shall be deducted from the results of the fiscal year:

a) accumulated losses, if any, in the form set forth at law;

b) the provision for income taxes and the Social Contribution on Net Profit;

c) up to 10% (ten percent) of the result remaining after the deductions referred to in items “a” and “b” of this paragraph, as profit sharing for the Board of Directors and the Board of Officers, in compliance with legal limitations, and in accordance with the Second Paragraph of this article.

Second Paragraph: - The compensation provided in item “c” of the First Paragraph of this article shall be determined and paid to the administrators by decision of the Board of Directors, subject to ratification by the Shareholders Meeting and in accordance with the relevant legal provisions.

Third Paragraph : UNIBANCO's results, after the deductions referred to in the First Paragraph of this article, comprise the net profit of the fiscal year that, by decision of the Board of Directors, having heard the Audit Board, if in operation, shall be allocated as follows, subject to ratification by the Shareholders Meeting:

a) 5% (five percent) for the creation of a Legal Reserve, which shall not exceed 20% (twenty percent) of the corporate capital;

b) establishment of the Reserves for Unrealized Profits in those fiscal years in which the amount of the mandatory dividends exceeds the realized portion of the fiscal year's net profit, pursuant to the provisions of Articles 197 and 202, III, of Law no. 6,404, of Dec. 15, 1976, as modified by Law no. 10,303, of Oct. 31, 2001;

c) establishment of Reserves for Contingencies, as permitted by law;

d) 35% (thirty-five percent) in accordance with the Fourth and Sixth Paragraphs of this Article, as mandatory dividends, calculated based on the net profit of the fiscal year, reduced or increased by the following amounts:

I - the quota for the establishment of the reserve provided for in item “a” of this paragraph;

II - unrealized profits, transferred to the reserve provided for in item “b” of this paragraph;

III - the amount for the establishment of the reserve for contingencies mentioned in item “c” of this paragraph and the reversal of the reserves set up in previous fiscal years.

e) establishment of the following statutory reserves taken from the net profit remaining after the deductions provided for in items “a” through “d” of this paragraph:

I - 2% (two percent) for the establishment of a Currency Exchange Risk Reserve, up to the limit of 20% (twenty percent ) of the corporate capital;

II - 90% (ninety percent) for the establishment of a reserve designed to ensure that UNIBANCO has adequate operating margins, up to a maximum of 80% (eighty percent) of the corporate capital.

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

Sixth Paragraph: - The company may declare, by decision of the Board of Directors, after the Audit Board, if in operation, is heard, during the fiscal year and before the subsequent Annual Shareholders Meeting, interim dividends, which may constitute a partial or full advance of the mandatory dividends, to be taken from:

a) profits ascertained in a semiannual balance sheet, and

b) retained profits or Profit Reserves verified in the former annual or semiannual balance sheet.

Seventh Paragraph:- The company may further declare, by decision of the Board of Directors, pursuant to item "e" of Article 16 of the By-laws, to prepare extraordinary balance sheets and distribute dividends in shorter terms, as part of the annual dividend, provided that the total amount of dividends distributed at each semester of the financial year does not exceed the amount of the Capital Reserves.

Eighth Paragraph : For the purpose of calculating the amount of the mandatory dividends to be distributed, any interest distributed to the shareholders shall be considered, up to the limit of the LONG TERM INTEREST RATE (TAXA DE JUROS DE LONGO PRAZO - TJLP), as provided in the Seventh Paragraph of Article 9 of Law no. 9,249 of December 26, 1995, including those paid to the account of profits or reserves mentioned in the Sixth Paragraph of this article.

CHAPTER VIII

Liquidation

Article 45: UNIBANCO shall enter into liquidation in the cases determined by law or by decision of the Shareholders Meeting, which shall establish the form of liquidation and shall appoint the liquidators and the Audit Board, if the institution thereof is requested, to operate during the liquidation period.

CHAPTER IX

General Provisions

Article 46: Any shareholder who does not pay the amounts due for subscribed shares, in accordance with the conditions set out in the subscription form or, if any of them remains negligent, when called upon to do so by the Board of Executive Officers, shall be considered in arrears and shall be subject to the payment of interest at the rate of 1% (one percent) per month in addition to monetary restatement calculated in accordance with the prevailing official rates, notwithstanding the utilization by UNIBANCO of all remedies available at law for the satisfaction of its credit .

Article 47: The reimbursement amount for the shares in the cases in which it is assured by law shall be equal to the net worth of the shares, ascertained on the basis of the balance sheet prepared in the manner prescribed in law.

CHAPTER X

Transitory Provisions

Article 48: The company shall keep in its accounting records, as a Special Dividends Reserve, the amount of R$63.897.529,90 (sixty-three million, eight hundred and ninety-seven thousand, five hundred and twenty-nine reais and ninety centavos ), which, on Dec. 31, 1996, corresponded to 77,105,743.8181 UFIRs (Fiscal Reference Unit), to be transferred from the Legal Reserve referred to in sub-item II of item “e” of the Third Paragraph of Article 36, said amount being constituted of the profits ascertained in the fiscal years of 1989 to 1993 and based upon the tax regimen set forth in Article 35 of Law No.7,713 of Dec. 22, 1988 and Article 75 of Law 8,383, of Dec. 30, 1991.

Sole Paragraph : The Special Dividends Reserve mentioned in this article shall be reduced by an amount equal to the dividends distributed by UNIBANCO from this Reserve or as a result of its capitalization.

Exhibit 1.2
(FREE TRANSLATION)

UNIBANCO HOLDINGS S.A.

CORPORATE BY-LAWS

  CHAPTER I

  Name, Head Office, Purpose and Term

Article 1: UNIBANCO HOLDINGS S.A., hereinafter referred to as HOLDINGS, shall be governed by these corporate by-laws and by the applicable legal provisions.

Article 2 : HOLDINGS is incorporated for the purpose of holding share participation in other companies.

Article 3: HOLDINGS has its head offices and legal venue in the City of São Paulo, State of São Paulo.

Article 4: HOLDINGS shall exist for an indefinite period of time.

CHAPTER II

Capital Stock and Shares

Article 5: - The capital stock is R$1,863,449,958.72 (one billion, eight hundred and sixty-three million, four hundred and forty-nine thousand, nine hundred and fifty-eight reais and seventy-two cents) divided into 84,330,476,296 (eighty-four billion, three hundred and thirty million, four hundred and seventy-six thousand, two hundred and ninety-six) registered shares, with no par value, of which 31,514,587,519 (thirty-one billion, five hundred and fourteen million, five hundred and eighty-seven thousand, five hundred and nineteen) are common shares, and 52,815,888,777 (fifty-two billion, eight hundred and fifteen million, eight hundred and eighty-eight thousand, seven hundred and seventy-seven) are preferred shares.

First Paragraph : - HOLDINGS may issue, without amendments to these By-laws, up to 180,000,000,000 (one hundred and eighty billion) additional shares, considering that up to 60,000,000,000 (sixty billion) shall be common shares, and up to 120,000,000,000 (one hundred and twenty billion) shall be preferred shares. The issuance of new shares may be conducted without maintaining the existing proportion between the types and classes of shares.

Second Paragraph: It shall be incumbent upon the Board of Directors, within the limits of the authorized capital, to decide on the issuance of new shares and to set forth the conditions said shares shall be subject to.

Third Paragraph : HOLDINGS may issue subscription warrants (– bônus de subscrição ”) within the limits of the authorized capital and upon decision of the Board of Directors, but it shall not issue founder shares (–partes beneficiárias”).

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

Fifth Paragraph: Within the limits of the authorized capital and in accordance with a plan approved by the General Shareholders' Meeting, HOLDINGS may grant the option to purchase shares to its own officers or employees or to individuals rendering services to the company, as well as to people who perform these activities at UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., a publicly held Company the head offices of which are in the city of São Paulo, capital of the state of São Paulo, CNPJ (Tax Roll No.) 33.700.394/0001-40, hereinafter referred to as UNIBANCO;

Sixth Paragraph: - Preferred shares are not entitled to voting rights and shall be entitled to participate of the dividend to be distributed, which shall be equivalent to 100% (one hundred per cent) of the net profits of the fiscal year, accrued in cash, calculated pursuant to Article 202 of Law 6.404, of 15.12.1976, with the wording given by Law 10.303, of 31.10.2001, and the Article 35 of these By-laws, in accordance with the following criteria:

a. (i) priority in the distribution of the semi-annual minimum dividend of R$0.15 (fifteen cents) for each lot of one thousand (1,000) shares; or (ii) priority semi-annual dividends of 1.5% of the equity value of the share, resulting in a priority annual dividend of three percent (3%) of the equity value of the share, whichever is greater;

b. in case of splitting or combination of preferred shares, the dividend set forth in item –a” (i) above, shall be settled in accordance with the new number of shares of this class;

c. - priority in the reimbursement of capital, in case the company is liquidated, up to the amount represented by such share class in the capital stock;

d. - participation, under the same conditions as the common shares, in capital increases resulting from the capitalization of monetary restatement, reserves and profits, as well as in the distribution of dividends, provided that distribution of dividends as set forth in item –a” be guaranteed to common shares.

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

Article 6: UNIBANCO may, pursuant to these by-laws and in accordance with the applicable regulations, issue Share Deposit Certificates, hereinafter referred to as UNITS, which represent preferred shares with no voting rights, deposited at UNIBANCO, and issued by:

a) HOLDINGS; and

b) UNIBANCO.

First Paragraph: - For the purposes of this Article, each deposited preferred share issued by UNIBANCO, shall correspond to a concomitant deposit of one preferred share issued by HOLDINGS, in such a way that each UNIT shall always be backed by an equal number of preferred shares of both issuers.

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

Article 9: UNITS shall be in book-entry form and shall be kept by UNIBANCO in an account maintained in the name of their holder, and:

a) the transfer of UNITS shall be performed by a record in UNIBANCO´s registry, to the debit of the transferor's UNITS account and to the credit of the transferee's UNITS account, upon receipt of a written order from the transferor, or upon a court authorization or order, in an appropriate document that shall remain with UNIBANCO;

b) the pledging, usufruct, trust, chattel mortgage and any other provisions, burdens, liens or charges that may encumber UNITS shall be recorded in UNIBANCO's books and shall be stated in the UNITS' account statements;

c) whenever so requested, UNIBANCO shall supply holders of UNITS with a statement of their UNITS account at the end of each month in which such account has any activity and, even if no activity occurs, a statement shall be provided at least once a year;

d) the statement shall include the place and the date of issuance, UNIBANCO's name, an indication that it is a statement of UNITS (Registered Share Deposit Certificate) account, the specification of the shares deposited, a statement declaring that the shares deposited, their income and the amount received in the case of redemption or amortization shall only be delivered to the holder of the UNITS account or upon an order in writing from said holder, the name and identification of the holder of the UNITS account, the price charged by UNIBANCO for the deposit, if applicable, and the places where the holders of the UNITS can obtain assistance;

e) upon a written order by the holder of the UNIT´s account to the Stock Exchange broker by which the UNITS are negotiated, UNIBANCO shall block the UNITS specified in the order, being thus authorized to transfer them to the purchaser as soon as the Stock Exchange informs it that the UNITS have been sold;

f) notwithstanding the provisions of items –g” and –h” below, the holder of UNITS shall be entitled, at any time, to request their cancellation to UNIBANCO and the delivery of the registered shares that they represent, by means of transfer of said shares to the shares deposit accounts maintained by UNIBANCO in the holders name;

g) the Board of Directors of UNIBANCO may, at any time, suspend the cancellation of UNITS for a specified period of time, subject to the following circumstances:

I An announcement by HOLDINGS or by UNIBANCO stating that they intend to grant UNIBANCO´s shareholders the option of converting their shares into UNITS, in which case the suspension period shall not exceed ninety (90) days;

II – the beginning of a public offering for the primary or secondary distribution of UNITS, either in the natioal market, or in the international market, provided that in these case the suspension period shall not exceed thirty (30) days.

h) UNITS subject to burdens, liens, or encumbrances as per item –b” of this Article, may not be the object of a cancellation request;

i) once UNITS have been cancelled, the holder of the shares they represent may freely dispose of said shares, and the restrictions mentioned in item –c” of Article 8 shall cease to apply.

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

c) only the holder of the UNITS shall exercise the right to participate in Shareholders' Meetings of UNIBANCO and HOLDINGS and therein exercise all rights attributed to the shareholders of such companies by the shares represented by the UNITS;

d) if the shares of UNIBANCO or HOLDINGS are split, cancelled or combined, or if new shares of UNIBANCO or HOLDINGS are issued while the UNITS are in existence, the following rules shall apply:

I In the event that there is a change in the number of shares represented by the UNITS, as a result of share splits or through the capitalization of profits or reserves, carried out by UNIBANCO and by HOLDINGS, UNIBANCO shall register the deposit of the new shares issued and shall register the new UNITS in the account of the respective holders, in such a way as to reflect the new number of shares held by the holders of the UNITS, always maintaining the proportion of one (01) UNIBANCO preferred share to one (01) HOLDINGS preferred share, represented by UNITS. In the event that there is a share split carried out exclusively by UNIBANCO or HOLDINGS, or if the share split is carried out by both companies using different ratios, then UNIBANCO shall register, in the name of the holders of the split shares, the deposit of as many shares as can form UNITS, with due regard to the ratio mentioned in First Paragraph of Article 6, and shall deliver the remaining shares issued to the holders of the UNITS represented by the split shares.

II In the event that there is an alteration in the number of shares represented by UNITS, as a result of share combination or cancellation, carried out by UNIBANCO and by HOLDINGS, then UNIBANCO shall debit the UNITS deposit accounts of the holders of the cancelled shares, automatically canceling the UNITS, in a number sufficient to reflect the new number of shares held by the holders of the UNITS, always keeping the proportion of one (1) UNIBANCO preferred share to one (1) HOLDINGS preferred share represented by a UNIT. In the event of a combination or cancellation of shares carried out exclusively by UNIBANCO or HOLDINGS, or if the combination or cancellation is carried out by both companies using different ratios, then UNIBANCO shall cancel the UNITS representing the cancelled shares, delivering the UNIBANCO or the HOLDINGS shares that have not been cancelled to the respective holders, as the case may be.

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

Article 11 : - Requests for conversion, insofar as they apply to HOLDINGS, shall be fulfilled through the subscription of preferred shares, to be paid up upon the delivery of the preferred or common UNIBANCO shares, with due regard to the provisions of First Paragraph of this Article.

First Paragraph: - In the event of conversion of UNIBANCO common shares, HOLDINGS shall deliver to the interested part, in addition to the preferred shares issued by HOLDINGS, preferred shares issued by UNIBANCO, which are a part of HOLDINGS' assets, in a number sufficient to form UNITS; furthermore, the Board of Directors may establish criteria for a partial fulfillment of the requests made by the shareholders, by creating waiting lists, through pro-rata distributions, or both, the conversion of common shares into UNITS being contingent upon the total number of preferred shares issued by UNIBANCO and received by HOLDINGS as a result of the conversion into UNITS of preferred shares issued by UNIBANCO.

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

Article 13: The Shareholders Meeting, called at least fifteen (15) days in advance, according to the law, shall be installed and chaired by the Chairman of the Board of Directors, who may appoint in his stead any member of the Board of Directors or of the Board of Officers, which shall choose, among the shareholders present, one or more secretaries.

First Paragraph: Each common share is entitled to one vote in the Shareholders' Meetings.

Second Paragraph: In order to be binding upon HOLDINGS, shareholders' agreements regarding the purchase and sale of shares, the preference on the acquisition of shares, and the exercise of voting rights or the control of HOLDINGS must be previously filed at HOLDINGS head office, in accordance with the applicable rules established by the Board of Directors. HOLDINGS may request the shareholders clarifications in order to properly fulfill their obligations.

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

b) a Board of Officers.

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

Article 16 : It is incumbent upon the Board of Directors on an exclusive basis to:

a) determine the general directions for the conduct of business and to establish the basic policies and guidelines for HOLDINGS and its subsidiaries;

b) call Shareholders' Meetings;

c) submit to the General Shareholders Meetings proposals for:

I capital increase or reduction;

II mergers, amalgamations or spin-offs;

III amendment to the by-laws;

d) decide upon the following matters:

I partnerships or joint ventures involving HOLDINGS, including participation in shareholders' agreements;

II acquisition, disposal, increase or reduction in controlled or affiliated companies, as well as their merger, amalgamation or spin-off;

III acquisition of controlling interests in other companies, in accordance with applicable legal provisions;

IV to examine semi-annual balance sheets and decide upon the distribution and investment of profits, in compliance with the provisions of Article 35;

V to decide upon the annual report to the shareholders, the Board of Officers' accounts and the Financial Statements of each fiscal year to be submitted to the Shareholders' Meeting;

e) determine the remuneration of each of the members of the Board of Directors and of the Board of Officers, up to the global amount approved by the Shareholders' Meeting;

f) appoint substitutes for the members of the Board of Directors and for any of the members of the Board of Officers in the cases provided for herein;

g) authorize, whenever deemed necessary, the representation of HOLDINGS by a sole member of the Board of Officers or by an attorney, provided that the respective power of attorney indicates the acts that shall be practiced;

h) to elect and remove from office the members of the Board of Officers as well as to determine their duties;

i) supervise the actions of the Board of Officers; to examine, at any time, HOLDINGS' books and documents; to request information on contracts entered into or about to be entered into with HOLDINGS, as well as any other acts;

j) supervise and provide guidance to the Board of Officers;

l) appoint and dismiss independent auditors;

m) decide upon the purchase of shares issued by HOLDINGS;

n) bring under its authority specific matters of interest to HOLDINGS and decide upon the cases not provided for herein;

o) decide upon the creation of committees to deal with specific matters within the authority of the Board of Directors and/or of the Board of Officers.

Article 17: It is incumbent upon the Chairman of the Board of Directors to:

a) chair the meetings of the Board of Directors;

b) appoint, in the cases provided for by these by-laws, a substitute for the Vice-Chairman of the Board of Directors;

c) chair the Shareholders' Meetings, with authority to appoint any member of the Board of Directors or of the Board of Officers to do so in his stead;

d) provide guidance to the Corporate President regarding the rights of partner as provided for in Fifth Paragraph of Article 26.

Sole Paragraph: It is incumbent on the Vice-Chairman of the Board of Director to replace the Chairman in his absences, vacations, leaves, occasional impediments or in the event of a vacancy.

Article 18: The Board of Directors shall meet ordinarily once every six months and, extraordinarily, whenever corporate interests so require.

First Paragraph: The Board of Directors' meetings may be called by the Chairman or by the Vice-Chairman, severally, or by any two members of said Board jointly.

Second Paragraph: The decisions of the Board of Directors shall be taken by majority of votes with the presence of at least half of its elected members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph: The minutes of the meetings shall be recorded in the appropriate Book of Minutes of the Board of Directors' Meetings.

Article 19 : Except in the cases where the law calls for a special procedure, the replacement of the members of the Board of Directors shall be carried out as follows:

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

c) If a majority or all positions on the Board of Directors become vacant, a Shareholders' Meeting shall be called to hold a new election;

Sole Paragraph: The person replaced as per item –b”, sub-section III of this Article shall remain in office until the next Shareholders' Meeting, which shall fill the vacant position for the remainder of the term of office of the replaced Board of Directors member.

SECTION II

The Board of Officers

Article 20 : The Board of Officers shall comprise three (3) members, residents in Brazil, shareholders or not, elected by the Board of Directors, with a one (1) year term of office, reelection being permitted, composed by:

a) One (1) Corporate President;

b) Two (2) Officers;

Article 21 : It is incumbent upon the Board of Officers the management and administration of the company's business, The Board of Officers they may carry out all transactions and perform all acts related to HOLDINGS' objectives, and their responsibilities are:

a) to cause semi-annual balance sheets to be prepared and to propose their approval by the Board of Directors together with a proposal for the distribution and utilization of profits, subject to the provisions of Article 34;

b) to submit to the approval of the Board of Directors the Annual Report to Shareholders and the Financial Statements of each fiscal year, so that they may then be presented to the Shareholders' Meeting;

c) to comply with and ensure compliance with the deliberations of the Shareholders Meeting, of the Board of Directors and of these by-laws;

Article 22: It is incumbent upon HOLDINGS' Corporate President to:

I - call and chair the meetings of the Board of Officers;

II - provide guidance to the management and operation of the company's businesses, supervising the work of the Board of Officers;

III - coordinate the actions of the Officers;

IV - appoint the substitutes of the Officers in those cases provided for in these by-laws.

Article 23: It is incumbent on the Board of Officers to manage and to direct the company's business according to the duties specifically assigned to them by the Board of Directors.

Article 24:  The replacement of the members of the Board of Officers shall be carried out as follows:

a) in the cases of temporary replacement, the substitute of the HOLDINGS Corporate President shall be appointed by the Board of Directors;

b) in the cases of replacement due to a vacancy in relation to any of the members of the Board of Officers, the substitute shall be elected by the Board of Directors.

Article 25: The Board of Officers shall meet whenever called to do so by the HOLDINGS Corporate President.

First Paragraph: The members of the Board of Directors may attend the meetings of the Board of Officers.

Second Paragraph: The decisions of the Board of Directors shall be taken by a majority of votes with the presence of at least half of its elected members. The Corporate President shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph: The minutes of the meetings shall be drawn up in the appropriate Book of Minutes of the Board of Officers' Meetings.

Article 26: The active and passive representation of HOLDINGS shall be exercised by the members of the Board of Officers.

First Paragraph: The following shall require the joint signatures of two members of the Board of Officers:

a) acts resulting in encumbrance or disposal of real property or of goods and chattels, the provision of collateral or –fide jussio” guarantees, settlement or waiver of rights, the assumption of obligations, and the execution of agreements, as well as those acts that create responsibilities for HOLDINGS or release third parties from liabilities in relation to it;

b) the appointment of proxies, due consideration being given to the provisions of item –g” of Article 16.

Second Paragraph: UNIBANCO may be represented severally by any of the members of the Board of Officers or by proxies with specific powers in acts related to:

a) receipt of initial summonses or rendering of personal depositions in court;

b) receipt of legal notices and rendering of statements out of court.

Third Paragraph: The acts anticipated in item –a” of First Paragraph of this Article may also be performed by any member of the Board of Officers together with a proxy or jointly by two proxies, provided an appropriate document specifies the limits, the extension of their powers and the duration of the proxy.

Fourth Paragraph: The Board of Officers shall constitute attorneys to solely represent the Company in the following events:

a) powers of attorney with –ad judicia” clause for an undetermined term, including the acts of waiving, renouncing, settlements, receiving and acquittal; and

b) when the Grantee is a Corporation.

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

SECTION III

Provisions Applying to Both the Board of Directors and the Board of Officers

Article 27:  The Shareholders' Meeting and the Board of Directors may abstain from electing Directors and members of the Board of Officers, whenever the minimum limits established herein have been fulfilled.

Article 28 : Holding an office on the Board of Directors and on the Board of Officers shall not require the pledging of a bond.

Article 29:  The members of the Board of Directors and of the Board of Officers shall be vested in their offices upon signing an instrument of investiture drawn up in the Book of Minutes of the Meetings of the Board of Directors and of the Board of Officers.

Article 30:  The members of the Board of Directors and of the Board of Officers shall remain in office after the end of their terms until their substitutes take office.

Article 31: The General Shareholders' Meeting shall determine the remuneration of the Board of Directors and of the Board of Officers.

CHAPTER V

The Audit Board

Article 32: HOLDINGS shall have an Audit Board made up of at least three (3) and at most five (5) permanent members and an equal number of alternates, with duties as set forth in the law.

First Paragraph: The Audit Board shall only function in those fiscal years in which the shareholders request the installation of said committee, due consideration being given to legal provisions.

Second Paragraph: The Shareholders' Meeting at which the installation of the Audit Board is requested shall elect its members and determine their remuneration.

Third Paragraph: The term of office of the members of the Audit Board shall end at the Annual Shareholders' Meeting following their investiture.

CHAPTER VI

The Fiscal Year, Financial Statements and Use of Profit

Article 33: The fiscal year shall end on December 31st of each year and the respective Financial Statements shall be submitted to the Annual Shareholders' Meeting.

Article 34 : On the last day of each calendar half-year the period's Financial Statements shall be prepared, due consideration being given to legal provisions.

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

Article 36: HOLDINGS may, through a decision of the Board of Directors, draw up quarterly or monthly balance sheets and, during the fiscal year and before the next Annual Shareholders' Meeting, having heard the Audit Board, if installed, declare interim dividends, among other reasons as a partial or total advance on the mandatory dividend, to be taken from :

a) profit ascertained in a semi-annual balance sheet, and

b) retained profits or from Profit Reserves that were to be found in the last annual or semi-annual balance sheet.

Sole Paragraph: - Moreover, HOLDINGS may, through a decision of the Board of Directors, draw up extraordinary balance sheets and distribute interim dividends in shorter periods, on account of the annual dividend, provided that the total amount of dividends paid in each semester of the fiscal year do not exceed the capital reserves amount.

CHAPTER VII

Liquidation

Article 37: HOLDINGS shall enter into liquidation in the cases determined by law or by decision of the Shareholders' Meeting, which shall establish the form of liquidation and shall elect the liquidators and the Audit Board, if the installation thereof has been requested, to operate during the liquidation period.

CHAPTER VIII

General Provisions

Article 38 : Shareholders failing to pay up installments on shares subscribed, as per the conditions set out in the subscription bulletin or, should said bulletin omit this information, when called upon to do so by the Board of Officers, shall be considered in arrears and shall be subject to the payment of interest at the rate of one percent (1%) per month in addition to monetary correction calculated in accordance with the indices established by the Board of Directors, without prejudice to the utilization by HOLDINGS of all legal remedies available for it to recover its credit.

Article 39: The reimbursement value of shares, in the cases that it is ensured by law, shall be equal to the equity value of shares, calculated on the basis of the balance sheet drawn up in accordance with the form set forth by law.

CHAPTER IX

Transitory Provisions

Article 40 : HOLDINGS shall keep in its accounting records, as a Special Reserve for Dividends, the amount of R$36,603,225.60 (thirty-six million, six hundred and three thousand, two hundred and twenty-five reais and sixty cents), which on December 31, 1996 corresponded to 44,169,452.8780 (forty-four million, one hundred and sixty-nine thousand, four hundred and fifty-two and eight hundred and seventy-eight thousand) UFIRs (Fiscal Reference Units), said quantity being made up of the profits ascertained in HOLDINGS' subsidiaries during the fiscal years from 1989 to 1993 and based upon the fiscal regime set forth in Article 35 of law No. 7,713 of Dec. 22, 1988 and Article 75 of law 8,383, of Dec. 30, 1991 and in the CST Declaratory Act n ° 49 of Sep. 23, 1994.

Sole Paragraph: The Special Reserve for Dividends referred to in this Article shall be reduced by the dividends distributed by the company from the account of said Reserve or by virtue of their capitalization.

Exhibit 8.1

List of Subsidiaries

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

ADMINISTRADORA E CORRETORA DE SEGUROS UNIBANCO LTDA.	Brazil
AIG BRASIL COMPANHIA DE SEGUROS	Brazil
AMAPOLA REPRESENTAÇÃO E PARTICIPAÇÕES LTDA.	Brazil
BANAGRO BANDEIRANTES AGRO-PECUÁRIA LTDA.	Brazil
BANCO 1.NET S.A.	Brazil
BANCO DIBENS S.A.	Brazil
BANCO FININVEST S.A.	Brazil
BANCO INVESTCRED UNIBANCO S.A.	Brazil
BANCO SURINVEST S.A.	Uruguay
BANDEIRANTES ADMINISTRADORA DE CARTÕES DE CRÉDITO E ASSESSORIA LTDA.[1]	Brazil
BANDEIRANTES PROCESSAMENTO DE DADOS LTDA. [2]	Brazil
BIB CASH MANAGEMENT LTDA.	Brazil
BUS HOLDING S.A.[3]	Brazil
BWU REPRESENTAÇÃO E PARTICIPAÇÕES LTDA.	Brazil
BWU VÍDEO LTDA.	Brazil
CIBRASEC – COMPANHIA BRASILEIRA DE SECURITIZAÇÃO	Brazil
CIBRASEC – DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS	Brazil
CNF CONSÓRCIO NACIONAL LTDA.	Brazil
COMPANHIA HIPOTECÁRIA UNIBANCO-RODOBENS (formerly, UNIBANCO DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA.) [11]	Brazil
CONABINU PARTICIPAÇÕES LTDA.	Brazil
CORPORACIÓN INTERAMERICANA PARA EL FINANCIAMIENTO DE INFRAESTRUCTURA S.A.	Costa Rica
CRED 1 SERVIÇOS FINANCEIROS LTDA [4]	Brazil
CREDICARD COMERCIAL IMPORTADORA LTDA.	Brazil
CREDICARD S.A. ADMINISTRADORA DE CARTÕES DE CRÉDITO	Brazil
DIBENS LEASING S.A. – ARRENDAMENTO MERCANTIL	Brazil
DIBENS S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS	Brazil
E-PLATFORM VENTURE PARTNERS EMPREENDIMENTOS E PARTICIPAÇÕES S.A.	Brazil
ESTREL ADMINISTRADORA E CORRETAGEM DE SEGUROS LTDA. [5]	Brazil
ESTREL ADMINISTRAÇÃO E PARTICIPAÇÕES S.A.	Brazil
ESTREL ADMINISTRAÇÃO S.A.	Brazil
ESTREL ESTUDOS, REPRESENTAÇÕES E ADMINISTRAÇÃO LTDA.	Brazil
ESTREL PARTICIPAÇÕES S.A.	Brazil
ESTREL S.A.	Brazil
ESTREL SERVIÇOS ADMINISTRATIVOS S.A.	Brazil
FINANSERV SERVIÇOS ADMINISTRATIVOS LTDA. [12]	Brazil
FININVEST – CORRETORA DE SEGUROS LTDA. [4]	Brazil
FININTRUST CIA. SECURITIZADORA DE CRÉDITOS FINANCEIROS [6]	Brazil
FININVEST S.A. – NEGÓCIOS DE VAREJO	Brazil
FMX PARTICIPAÇÕES S.A.	Brazil
FORTALEZA S.A. EMPREENDIMENTOS IMOBILIÁRIOS	Brazil
GARANTECH GARANTIA SERVIÇOS SC LTDA.	Brazil
HIPERCARD DISTRIBUIDORA DE CARTÕES DE CRÉDITO LTDA.	Brazil
INTERBANCO S.A.	Paraguay
INTERCHANGE SERVIÇOS S.A.	Brazil
UNIBANCO INVESTSHOP - CORRETORA DE VALORES MOBILIÁRIOS E CÂMBIO S.A. (formerly, INVESTSHOP CORRETORA DE VALORES MOBILIÁRIOS E CÂMBIO S.A.)	Brazil
INVESTSHOP PARTICIPAÇÕES LTDA. [13]	Brazil
LATOSOL EMPREENDIMENTOS E PARTICIPAÇÕES S.A.	Brazil
LUIZACRED S.A. SOCIEDADE DE CRÉDITO, FINANCIAMENTO E INVESTIMENTO (formerly, FMX S.A. SOCIEDADE DE CRÉDITO, FINANCIAMENTO E INVESTIMENTO)	Brazil
MARCEP CONSULTORIA, ESTUDOS E PLANEJAMENTO LTDA.	Brazil
MARCEP INTERNATIONAL TRADE FINANCE LTD.	Cayman Islands
MEGBENS ADMINISTRAÇÃO DE BENS LTDA.	Brazil
MICROINVEST S.A. – SOCIEDADE DE CRÉDITO AO MICROEMPREENDEDOR	Brazil
NET ONE CORRETORA DE SEGUROS LTDA. [13]	Brazil
NUPEN PARTICIPAÇÃO EMPREENDIMENTOS E NEGÓCIOS LTDA.	Brazil
OCEÂNICA HOSPITAL SISTEMAS DE ADMINISTRAÇÃO S.A.	Brazil
ORBITALL SERVIÇOS E PROCESSAMENTO DE INFORMAÇÕES COMERCIAIS LTDA.	Brazil
PAC – PRESTADORA DE SERVIÇOS LTDA. [10]	Brazil
PHENIX PARTICIPAÇÕES LTDA.	Brazil
PHENIX SEGURADORA S.A.	Brazil
PONTO FRIO LEASING S.A. ARRENDAMENTO MERCANTIL	Brazil
PREVERCONSULT LTDA. – SERVIÇOS E CONSULTORIA EM PREVIDÊNCIA	Brazil
REDECARD S.A.	Brazil
RESORTS INVESTMENTS LTD.	Cayman Islands
ROSEFIELD FINANCE LTD.	Cayman Islands
SCP – FORTALEZA S.A. EMPREENDIMENTOS IMOBILIÁRIOS	Brazil
SERASA S.A	Brazil
SURINVEST INTERNATIONAL LIMITED	Cayman Islands
TBNET COMÉRCIO, LOCAÇÃO E ADMINISTRAÇÃO LTDA.	Brazil
TECNOLOGIA BANCÁRIA S.A.	Brazil
TRADECOM BRASIL S.A.	Brazil
TRADECOM ARGENTINA S.A.	Argentina
TRADECOM INTERNATIONAL N.V.	The Netherlands
TRADECOM URUGUAY S.A.	Uruguay
TULIPA ADMINISTRAÇÃO S.A.	Brazil
TULIPA ADMINISTRAÇÃO E PARTICIPAÇÕES S.A.	Brazil
TULIPA ESTUDOS E PARTICIPAÇÕES S.A.	Brazil
TULIPA SERVIÇOS ADMINISTRATIVOS S.A.	Brazil
TULIPA S.A.	Brazil
UBB HOLDING COMPANY, INC.	Delaware – USA
UBT FIDUCIARY LTD.	Cayman Islands
UBT FINANCE S.A.	Switzerland
UBT INVESTMENTS LTD.	Cayman Islands
UNI-INVESTMENT INTERNATIONAL CORP.	Cayman Islands
UNIBANCO AIG PREVIDÊNCIA S.A.	Brazil
UNIBANCO AIG SAÚDE SEGURADORA S.A.	Brazil
UNIBANCO AIG SEGUROS S.A	Brazil
UNIBANCO AIG WARRANTY LTDA.	Brazil
UNIBANCO ASSET MANAGEMENT – BANCO DE INVESTIMENTO S.A.	Brazil
UNIBANCO CASH MANAGEMENT E FACTORING LTDA. [7]	Brazil
UNIBANCO CAYMAN BANK LTD.	Cayman Islands
UNIBANCO COMPANHIA DE CAPITALIZAÇÃO	Brazil
UNIBANCO CORRETORA DE VALORES MOBILIÁRIOS S.A.	Brazil
UNIBANCO EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	Brazil
UNIBANCO EMPREENDIMENTOS LTDA.	Brazil
UNIBANCO LEASING S.A. – ARRENDAMENTO MERCANTIL	Brazil
UNIBANCO NEGÓCIOS IMOBILIÁRIOS LTDA.	Brazil
UNIBANCO REPRESENTAÇÃO E PARTICIPAÇÕES LTDA. [9]	Brazil
UNIBANCO RODOBENS ADMINISTRADORA DE CONSÓRCIOS LTDA.	Brazil
UNIBANCO SAÚDE LTDA. [10]	Brazil
UNIBANCO SECURITIES INC.	New York – USA
UNIBANCO SECURITIES LTD.	England
UNIBANCO SERVIÇOS DE INVESTIMENTO LTDA.	Brazil
UNIBANCO UNIÃO DE BANCOS BRASILEIROS (LUXEMBOURG) S.A.	Luxembourg
UNICARD BANCO MÚLTIPLO S.A. (formerly, BANCO BANDEIRANTES S.A) [8]	Brazil
UNICORP BANK & TRUST LTD.	Cayman Islands
UNIPART PARTICIPAÇÕES INTERNACIONAIS LTD.	Cayman Islands
UNIPART B2B INVESTMENTS S.L.	Spain
VIDA NETWORK SAÚDE LTDA. [10]	Brazil
WALE S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS	Brazil

1

Bandeirantes Administradora de Cartões de Crédito e Assessoria Ltda. was merged into Banco Credibanco S.A. on January 31, 2003, but such merge is still pending filing with the Registrar of Companies in Brazil.

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

8

Since April 30, 2003, the corporate name of Banco Bandeirantes S.A was amended to Unicard Banco Múltiplo S.A. Notwithstanding the foregoing, such amendment is still pending filing with the Registrar of Companies in Brazil.

9	This company was merged into Unibanco-União de Bancos Brasileiros S.A on April 30, 2004, but such merger is still pending approval of the Central Bank of Brazil.

10

Vida Network Saúde Ltda., Unibanco Saúde Ltda. and PAC- Prestadora de Serviços Ltda. were merged into Unibanco AIG Seguros S.A on February 27, 2004, but such mergers are still pending approval of the Superintendence of Private Insurance (“SUSEP”).

11

The corporate name of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. was amended to Companhia Hipotecária Unibanco-Rodobens on May 8, 2004, but such amendment is still pending the approval of the Central Bank of Brazil.

12

Finanserv Serviços Administrativos Ltda. was merged into Unibanco Representações e Participações Ltda. on August 8, 2003, but such merger is still pending filing with the Registrar of Companies in Brazil.

13

Net One Corretora de Seguros Ltda. was merged into Investshop Participações, which corporate name was amended to Net One Administradora e Corretora de Seguros Ltda. Such merger and amendment are still pending filing with the Registrar of Companies in Brazil.

Exhibit 12.1

CERTIFICATION

I, Fernando Barreira Sotelino , certify that:

1.	I have reviewed this annual report on Form 20-F of Unibanco - União de Bancos Brasileiros S.A.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.
The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)      Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)      Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.	The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the company's board of directors (or persons performing the equivalent functions):

(a)      All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)      Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Dated: June 28, 2004

By:	/s/ Fernando Barreira Sotelino
Name: Fernando Barreira Sotelino
Title: Executive President of the Wholesale Banking Group

CERTIFICATION

I, Joaquim Francisco de Castro Neto , certify that:

1.	I have reviewed this annual report on Form 20-F of Unibanco - União de Bancos Brasileiros S.A.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.
The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)      Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)      Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.
The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the company's board of directors (or persons performing the equivalent functions):

(a)      All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)      Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Dated: June 28, 2004

By:	/s/ Joaquim Francisco de Castro Neto
Name: Joaquim Francisco de Castro Neto
Title: Executive President of the Retail Banking Group

CERTIFICATION

I, Israel Vainboim, certify that:

1.	I have reviewed this annual report on Form 20-F of Unibanco Holdings S.A.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.
The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)      Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)      Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.
The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the company's board of directors (or persons performing the equivalent functions):

(a)      All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)      Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Dated: June 28, 2004

By:	/s/ Israel Vainboim
Name: Israel Vainboim
Title: Executive President (principal executive officer)

Exhibit 12.2

CERTIFICATION

I, Geraldo Travaglia Filho , certify that:

1.	I have reviewed this annual report on Form 20-F of Unibanco - União de Bancos Brasileiros S.A.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.
The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)      Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)      Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.	The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the company's board of directors (or persons performing the equivalent functions):

(a)      All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)      Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Dated: June 28, 2004

By:	/s/ Geraldo Travaglia Filho
Name: Geraldo Travaglia Filho
Title: Corporate Executive Officer (principal financial officer)

CERTIFICATION

I, Geraldo Travaglia Filho , certify that:

1.	I have reviewed this annual report on Form 20-F of Unibanco Holdings S.A.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.
The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)      Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)      Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.
The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the company's board of directors (or persons performing the equivalent functions):

(a)      All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)      Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Dated: June 28, 2004

By:	/s/ Geraldo Travaglia Filho
Name: Geraldo Travaglia Filho
Title: Officer (principal financial officer )

Exhibit 13.1

CERTIFICATION
Pursuant to 18 United States Code § 1350

         The undersigned hereby certifies that to his knowledge the Annual Report on Form 20-F of Unibanco – União de Bancos Brasileiros S.A. (the “Company”) for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Fernando Barreira Sotelino

Name: Fernando Barreira Sotelino Title: Executive President of the Wholesale Banking Group Date: June 28, 2004

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 , or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 , has been provided to Unibanco – União de Bancos Brasileiros S.A. and will be retained by Unibanco – União de Bancos Brasileiros S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION
Pursuant to 18 United States Code § 1350

         The undersigned hereby certifies that to his knowledge the Annual Report on Form 20-F of Unibanco – União de Bancos Brasileiros S.A. (the “Company”) for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joaquim Francisco de Castro Neto

Name: Joaquim Francisco de Castro Neto Title: Executive President of the Retail Banking Group Date: June 28, 2004

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 , or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 , has been provided to Unibanco – União de Bancos Brasileiros S.A. and will be retained by Unibanco – União de Bancos Brasileiros S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION
Pursuant to 18 United States Code § 1350

         The undersigned hereby certifies that to his knowledge the Annual Report on Form 20-F of Unibanco – União de Bancos Brasileiros S.A. (the “Company”) for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Geraldo Travaglia Filho

Name: Geraldo Travaglia Filho Title: Corporate Executive Officer (principal financial officer ) Date: June 28, 2004

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 , or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 , has been provided to Unibanco – União de Bancos Brasileiros S.A. and will be retained by Unibanco – União de Bancos Brasileiros S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION
Pursuant to 18 United States Code § 1350

         The undersigned hereby certifies that to his knowledge the Annual Report on Form 20-F of Unibanco Holdings S.A. (the “Company”) for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Israel Vainboim

Name: Israel Vainboim Title: Executive President (principal executive officer) Date: June 28, 2004

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 , or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 , has been provided to Unibanco Holdings S.A. and will be retained by Unibanco Holdings S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION
Pursuant to 18 United States Code § 1350

         The undersigned hereby certifies that to his knowledge the Annual Report on Form 20-F of Unibanco Holdings S.A. (the “Company”) for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Geraldo Travaglia Filho

Name: Geraldo Travaglia Filho Title: Officer (principal financial officer ) Date: June 28, 2004

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 , or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 , has been provided to Unibanco Holdings S.A. and will be retained by Unibanco Holdings S.A. and furnished to the Securities and Exchange Commission or its staff upon request.