Form 20-F
period 2004-12-31
UNIBANCO UNION OF BRAZILIAN BANKS SA
filed 2005-06-30
CIK 1038583

As filed with the Securties and Exchange Commission on June 30, 2005
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F

Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
OR
Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended: December 31, 2004
OR
Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from_____ to _____

Commission file number: 1-14640-1
UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.
& UNIBANCO HOLDINGS S.A.
(Exact name of Registrant as specified in its charter)
UNIBANCO-UNION OF BRAZILIAN BANKS S.A.
& UNIBANCO HOLDINGS S.A.
(Translation of Registrant's names into English)

Federative Republic of Brazil (Jurisdiction of incorporation or organization)
UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A. Avenida Eusébio Matoso 891 05423-901 São Paulo, SP	UNIBANCO HOLDINGS S.A. Avenida Eusébio Matoso 891 22nd Floor 05423-901 São Paulo, SP
(Address of principal executive offices) Securities registered pursuant to Section 12(b) of the Act:
Title of each Class	(Name of each exchange on which registered)
Global Depositary Shares, each representing five Units, each Unit consisting of one Unibanco Preferred Share and one Unibanco Holding Preferred Share	New York Stock Exchange
Unibanco Preferred Shares, without par value	New York Stock Exchange*
Unibanco Holding Preferred Shares, without par value	New York Stock Exchange*

Securities registered pursuant to Section 12(b) of the Act: None. (Title of Class) Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None. (Title of Class)

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

755,658,168 Unibanco Common Shares, no par value per share
640,456,053 Unibanco Preferred Shares, no par value per share
315,145,875 Unibanco Holdings Common Shares, no par value per share
514,815,349 Unibanco Holdings Preferred Shares, no par value per share

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

NOTE ON JOINT FILING

This annual report on Form 20-F has been jointly filed with the permission of the Securities and Exchange Commission by Unibanco–União de Bancos Brasileiros S.A. and our parent company, Unibanco Holdings S.A. Unibanco Holdings holds 96.6% of our outstanding common shares and 15.7% of our outstanding preferred shares as of May 31, 2005. Unibanco Holdings engages in no activities other than holding our shares.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements relating to Unibanco’s business that are based on management’s current expectations, estimates and projections. Words such as “believes,” “expects,” “intends,” “plans,” “projects,” “estimates,” “anticipates” and similar expressions are used to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially include, but are not limited to, those discussed under “Item 3. Key Information-Risk Factors”, and under “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Form 20-F. These factors include:

  increases in defaults by our borrowers and other loan delinquencies;

  increases in our provision for loan losses;

  deposit attrition, customer loss or revenue loss;

  changes in foreign exchange rates and/or interest rates which may, among other things, adversely affect margins;

  competition in the banking, financial services, credit card services, insurance, asset management and other industries in which we operate;

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

On June 24, 2005, the exchange rate for reais into U.S. dollars was R$ 2.3877 to US$1.00, based on the commercial selling rate as reported by the Central Bank of Brazil. The commercial rate was R$2.6544 to US$1.00 as of December 31, 2004.

Our audited consolidated financial statements are included in Item 19 of this annual report. These financial statements include the assets, liabilities, results of operations and cash flows of our subsidiaries, as well as our branches outside Brazil. Unibanco Holdings, a corporation organized under the laws of Brazil, controls us through its ownership, as of May 31, 2005, of 96.6% of our outstanding common shares and 15.4% of our outstanding preferred shares. Unibanco Holdings engages in no activities other than holding shares in us. As a result, the financial statements of Unibanco Holdings are similar to ours in all material respects, except for the minority interest line of the balance sheet and income statement and the financing activities section of the cash flow statement. References herein to our consolidated financial statements also refer to the financial statements of Unibanco Holdings.

Our audited consolidated balance sheets as of December 31, 2003 and 2004 and consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three-years in the period ended December 31, 2004, including the notes thereto, included in this annual report are prepared in accordance with U.S. GAAP. For certain purposes, such as providing reports to our Brazilian stockholders, filing financial statements with the Comissão de Valores Mobiliários (CVM), the Brazilian Securities Commission and determining dividend payments and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with applicable Brazilian accounting practices and the Brazilian Corporate Law.

Prior to June 30, 1997, Brazil was considered to be a hyperinflationary environment, having experienced extremely high rates of inflation until then, which affected the comparability of financial performance on a period-to-period basis. As measured by the general price index, or IGP-DI, published by the Fundação Getúlio Vargas, a leading independent Brazilian economic research organization, the inflation rate was 26.4% for 2002, 7.7% for 2003 and 12.1% for 2004.

Certain amounts (including percentages and totals) appearing herein have been rounded.

Unless the context otherwise requires, all references to loans include leases. Certain industry data presented herein have been derived from sources which we believe to be reliable; however, we have not independently verified this data and we assume no responsibility for its accuracy or completeness. Sources include Sistema do Banco Central, a database of information provided by financial institutions to the Central Bank (SISBACEN); Federação Nacional das Empresas de Seguros Privados e de Capitalização - Fenaseg, the National Federation of Private Insurance and Capitalization Companies (Fenaseg); Superintendência de Seguros Privados, the Brazilian government insurance regulatory body (SUSEP); Associação Nacional de Bancos de Investimento e Distribuidoras, the National Association of Investment Banks and Security Dealers (ANBID); Fundação Getúlio Vargas, a leading Brazilian independent economic research organization; and Associação de Empresas de Cartão de Crédito e Serviços, the Brazilian Credit Cards Companies Association (ABECS).

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

Our consolidated financial statements are presented in reais. For more details related to the latest, high and low exchange rates for reais into U.S. dollars, including the high and low exchange rates for each month during the previous six months and for the five most recent financial years see “Item 10 D – Additional Information – Exchange Rates and Exchange Controls”.

Our selected historical financial data as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 have been derived from, and should be read in conjunction with, our audited consolidated financial statements included in this annual report. The selected financial data as of December 31, 2000, 2001 and 2002 and for each of the two years in the period ended December 31, 2000 and 2001 are derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements as of and for the years ended December 31, 2000 and 2004 have been audited by PricewaterhouseCoopers Auditores Independentes. Our consolidated financial statements as of and for the years ended December 31, 2001, 2002 and 2003 have been audited by Deloitte Touche Tohmatsu Auditores Independentes. The reports of the independent registered public accounting firms as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 are filed as part of this annual report.

In addition, our Brazilian GAAP selected historical financial data as of December 31, 2000 to 2004 and for the five years in the period ended December 31, 2004 are derived from, and should be read in conjuction with our audited consolidated financial statements not included in this annual report, but filed at the CVM.

Because the consolidated financial statements of Unibanco are similar in all material respects to those of Unibanco Holdings except for minority interest, earnings per share and the cash flow statement, separate selected financial data for Unibanco Holdings have not been presented.

The following selected financial data should be read in conjunction with “Presentation of Financial Information” and “Item 5. Operating and Financial Review and Prospects.”

	For the Year Ended December 31,

	2000		2001		2002		2003		2004

	(in millions of R$)
US GAAP:
Unibanco Consolidated Income Statement Data:
Net interest income	R$	2,708	R$	4,173	R$	5,302	R$	5,024	R$	5,774
Provision for loan losses		(676)		(1,100)		(1,291)		(881)		(948)

Net interest income after provision for loan losses		2,032		3,073		4,011		4,143		4,826
Fee and commission income		1,134		1,653		1,854		2,152		2,382
Equity in results of unconsolidated companies (1)		164		235		184		199		220
Other non-interest income (2)		1,669		1,873		1,178		3,152		4,239
Operating expenses (3)		(2,758)		(3,850)		(3,985)		(4,534)		(5,098)
Other non-interest expense (4)		(1,530)		(2,037)		(2,600)		(3,731)		(4,055)

Income before income taxes and minority interest		711		947		642		1,381		2,514
Income taxes		(14)		(38)		276		(354)		(295)
Minority interest		(69)		(84)		(115)		(154)		(156)

Net income	R$	628	R$	825	R$	803	R$	873	R$	2,063

(footnotes begin on page 9)

	For the Year Ended December 31,

	2000		2001		2002		2003		2004

	(in R$, except per share data)
Unibanco Earnings and Dividends Information (16):
Basic and diluted earnings per shares:
Common	R$	0.49	R$	0.56	R$	0.55	R$	0.61	R$	1.42
Preferred		0.54		0.62		0.61		0.67		1.56
Distributed earnings (dividends) per shares:
Common		0.22		0.22		0.23		0.30		0.36
Preferred	R$	0.25	R$	0.24	R$	0.26	R$	0.33	R$	0.39
Weighted average shares outstanding (in thousands) – Basic:
Common		650,574		755,687		755,687		755,678		755,658
Preferred		579,764		643,309		629,876		622,831		631,225
Weighted average shares outstanding (in thousands) – Diluted:
Common		650,574		755,687		755,687		755,678		755,658
Preferred		579,764		643,309		629,876		623,035		631,643

Unibanco Holdings Earnings and Dividends Information (16):
Basic and diluted earnings per shares:
Common	R$	0.50	R$	0.57	R$	0.57	R$	0.60	R$	1.42
Preferred “A”		0.54		0.63		0.63		0.14		-
Preferred “B”		0.50		0.57		0.57		0.60		1.42
Distributed earnings (dividends) per shares:
Common		0.21		0.22		0.24		0.27		0.32
Preferred “A”		0.24		0.24		0.26		0.14		-
Preferred “B”	R$	0.21	R$	0.22	R$	0.24	R$	0.27	R$	0.32
Weighted average shares outstanding (in thousands) – Basic:
Common		334,753		371,384		371,384		349,754		315,146
Preferred “A”		38,435		38,435		38,435		23,653		-
Preferred “B”		364,502		429,411		424,263		454,212		510,100
Weighted average shares outstanding (in thousands) – Diluted:
Common		334,753		371,384		371,384		349,754		315,146
Preferred “A”		38,435		38,435		38,435		23,653		-
Preferred “B”		364,502		429,411		424,263		454,415		510,518

(footnotes begin on page 9)

	As of December 31,

	2000		2001		2002		2003		2004

	(in millions of R$)
Unibanco Consolidated Balance Sheet Data:
Assets
Cash and due from banks	R$	332	R$	677	R$	934	R$	812	R$	1,575
Interest-bearing deposits in other banks		901		1,843		2,309		2,886		3,579
Trading, available for sale and held to maturity		9,160		15,596		18,117		14,666		14,875
Loans		20,314		23,912		25,254		26,039		31,377
Allowance for loan losses		(1,005)		(1,276)		(1,389)		(1,317)		(1,560)
Investments in unconsolidated companies		445		892		574		616		536
Goodwill and intangibles, net		1,528		1,372		1,349		1,248		1,630
Total assets		48,632		53,382		71,988		66,047		77,858
Average assets		33,780		51,203		60,310		64,579		74,383

Liabilities and Stockholders’ Equity
Deposits	R$	13,468	R$	18,555	R$	26,055	R$	25,700	R$	33,775
Short-term borrowings		5,846		6,240		6,305		3,113		2,677
Long-term debt		7,401		7,847		10,928		13,348		11,700
Stockholders’ equity		5,552		5,955		6,245		6,754		8,572
Average liabilities		29,359		45,387		54,223		58,085		66,723
Average stockholders’ equity		4,421		5,816		6,087		6,494		7,660

	As of and for the Year Ended December 31,

	2000	2001	2002	2003	2004

Selected Consolidated Ratios:
Profitability and Performance
Net Interest margin (5)	9.6%	10.1%	10.8%	9.4%	9.4%
Return on average assets (6)	1.9	1.6	1.3	1.4	2.8
Return on average equity (7)	14.2	14.2	13.2	13.4	26.9
Efficiency ratio (8)	69.3	68.0	69.5	68.7	61.1
Dividends payout ratio common and preferred	45.8	39.3	42.4	49.2	25.4

Liquidity
Loans as a percentage of total deposits	150.8	128.9	96.9	101.3	92.9

Capital
Average stockholder’s equity as a percentage of
average total assets	13.1	11.4	10.1	10.1	10.3
Total equity as a percentage of total assets	11.4	11.2	8.7	10.2	11.0
Total capital to risk-weighted assets (9)	16.5	13.7	15.7	18.6	16.3

Asset Quality
Allowance for loan losses as a percentage of
total loans	4.9	5.3	5.5	5.1	5.0
Nonperforming loans as a percentage of
total loans (10)	4.3	4.2	3.9	4.5	4.1
Allowance for loan losses as a percentage of
total nonperforming loans (10)	115.9	127.3	142.0	113.4	122.4
Net charge-offs as a percentage of average
loans outstanding (11)	2.8	3.8	5.0	4.0	2.6

(footnotes begin on page 9)

	As of December 31,

	2000		2001		2002		2003		2004

	(in millions of R$, except per share amounts)
BRAZILIAN GAAP (12):
Consolidated Income Statement Data:
Profit from financial intermediation	R$	2,642	R$	3,736	R$	2,672	R$	5,198	R$	5,194
Net income		739		972		1,010		1,052		1,283
Unibanco Earnings and Dividends Information:
Earnings per 1,000 shares:
Common	R$	6.02	R$	6.95	R$	7.29	R$	7.65	R$	919.13
Preferred		6.02		6.95		7.29		7.65		919.13
Distributed earnings (dividends) per 1,000 shares:
Common	R$	2.23	R$	2.22	R$	2.35	R$	2.96	R$	361.87
Preferred		2.46		2.44		2.58		3.26		395.18

	For the Year Ended December 31,

	2000		2001		2002		2003		2004

	( in millions of R$, except percentages)
BRAZILIAN GAAP (12):
Consolidated Balance Sheet Data:
Total assets	R$	51,496	R$	55,616	R$	75,375	R$	69,632	R$	79,350
Total loans		21,615		25,358		26,557		27,678		31,796
Total deposits		13,350		18,932		25,988		25,357		33,530
Stockholders’ equity		5,504		6,072		6,559		7,156		8,106
Selected Consolidated Ratios:
Return on average assets (13)		1.8%		1.8%		1.5%		1.5%		1.7%
Return on average equity (14)		17.5		16.8		16.0		15.3		16.8
Efficiency ratio (15)		60.0		58.0		59.1		57.7		60.9
Total capital to risk weighted assets (9)		16.5		13.7		15.7		18.6		16.3
____________________________________
(1)
For more information on our equity in results of unconsolidated companies, see “Item 5. Operating and Financial Review and Prospects - Accounting for results of unconsolidated affiliates” and “Item 5.A. Operating Results” and Note 11 to our consolidated financial statements.

(2)
Other non-interest income consists of trading income (expenses), net gain on foreign currency transactions, net gain (losses) on securities and non-trading derivatives, insurance and private retirement plan and pension investment contracts and other non-interest income. For more information see Note 24 to our consolidated financial statements and “Item 5.A. Operating Results”.

(3)	Operating expenses consist of salaries and benefits and administrative expenses.
(4)
Other non-interest expense consists of amortization of goodwill until December 31, 2001, amortization of intangibles and impairment on goodwill, insurance, private retirement plan and pension investment contracts and other non-interest expenses.

(5)	Net interest income as a percentage of average interest-earning assets.
(6)	Net income as a percentage of average total assets.
(7)	Net income as a percentage of average stockholders’ equity.
(8)	Operating expenses as a percentage of the aggregate of net interest income, fee and commission income, other non-interest income and other non-interest expense.
(9)	Based on Brazilian Central Bank guidelines. See “Item 4.B. Business Overview”.
(10)	Nonperforming loans consist of loans 60 days or more overdue.
(11)	Charge-offs net of loan recoveries during the period as a percentage of average loans outstanding.
(12)
Our Brazilian financial statements are prepared in accordance with the requirements of Brazilian Corporate Law and the regulation of the Central Bank and the Brazilian Securities and Exchange Commission. We did not consider the reverse stock split (100:1 shares), on August 30, 2004, for the years of 2000, 2001, 2002 and 2003.

(13)	Net income as a percentage of average total assets.

(14)	Net income as a percentage of average stockholders’ equity.
(15)	Operating expenses as a percentage of the aggregate profit from financial intermediation and other income.
(16)
Earnings per share have been adjusted for all periods presented to reflect the new number of shares that resulted from the reverse stock split (100:1 shares), on August 30, 2004, in accordance with SFAS 128 “Earnings per share” see Note 19 to our consolidated financial statements).

3.D. RISK FACTORS

Risks Relating to Brazil

Set forth below are certain risk factors that could materially adversely affect our future business, operating results or financial condition. You should carefully consider these risk factors and the other information in this document before making investment decisions involving our shares. Additional risks not currently known to us, or which we deem as of now immaterial, may also harm us and affect your investment.

Our business, almost all of which is located in Brazil, may be adversely affected by actions of the Brazilian government

Historically the Brazilian government has intervened from time to time in the Brazilian economy and in the financial services industry. Such intervention has included, until 1999, currency devaluation, the imposition of wage, price and capital controls, the freezing of bank accounts and limitation on exports, and, most recently, increases in regulatory capital and reserve requirements, imposition of lending limits and other credit restrictions and the imposition of taxes on financial transactions. We are not in a position to predict if the Brazilian government will intervene in the Brazilian economy and, in such case, the nature and extent of such intervention.

The actions of the government may adversely affect our business by:

  reducing the demand for our services;

  increasing our costs;

  limiting our ability to provide services; or

  reducing the ability of our customers to repay loans.

Moreover, social instability and other political or economic developments resulting from the Brazilian government’s imposition of new economic policies, or the Brazilian government’s response to those developments, could also adversely affect our operations. See “Item 5. Operating and Financial Review and Prospects”.

Devaluation of the real against the U.S. dollar may harm our and our Brazilian borrowers’ ability to pay dollar-denominated or dollar-indexed obligations

Our financial condition and results of operations have been affected in recent periods, and will likely continue to be affected, by the devaluation of the real that has followed the Brazilian government’s decision in January 1999 to allow the real to float freely.

The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real declined in value against the U.S. dollar by 18.7% in 2001 and by 52.3% in 2002, and recovered to some extent in 2003, appreciating 18.3% against the U.S. dollar. For the period ended December 31, 2004, the real appreciated 8.1% against the U.S. dollar. When we refer to a specific percentage depreciation or appreciation of the real against the U.S. dollar in any year, we have derived such percentage by comparing the number of reais exchangeable for one U.S. dollar at the beginning of such year to the number of reais exchangeable for one U.S. dollar at the end of such year, as reported by the Central Bank.

Devaluation of the real against the U.S. dollar and other foreign currencies may impair our ability to pay our dollar-denominated or dollar-indexed liabilities, by making it more costly for us to obtain the foreign currency required to pay such obligations.

Devaluation of the real may also affect us by impairing the ability of our Brazilian corporate borrowers to repay dollar-denominated or dollar-indexed liabilities to us. When the Brazilian currency is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais.

In addition, our lending and leasing operations depend significantly on our capacity to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation of the real against the U.S. dollar will increase our cost of funds and require us to raise our rates on our loans, which, as a result, may affect our ability to attract new customers who might be deterred from paying such higher rates.

Appreciation of the real against the U.S. dollar may adversely affect our income tax liability

During periods when the real appreciates against the currencies in which we hold our investments in our non-Brazilian subsidiaries and branches, we may experience an increase in our income tax liability. This is because losses in real terms on our overseas investments are not deductible for Brazilian tax purposes, whereas gains in the value of the related real-denominated hedges we maintain generally are taxable.

Volatility of currency exchange rates may lead to an uncertain economic climate in Brazil that could negatively affect our ability to finance our operations through the international capital markets

Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and instigating governmental policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the Brazilian current account and balance of payments, as well as dampening export-driven growth. The potential impact of the floating exchange rate and of measures of the Brazilian government aimed at stabilizing the real is uncertain.

Imposition of exchange controls could restrict our access to the international capital markets and limit our ability to service our obligations that are denominated in foreign currencies

The purchase and sale of foreign currency in Brazil is subject to governmental control. Historically, the Brazilian government has implemented a number of policies affecting exchange rates and the servicing of external debt by Brazilian borrowers. These policies have included sudden devaluation, periodic mini-devaluation (with the frequency of adjustments ranging from daily to monthly), floating exchange rate systems, exchange controls and the creation of a commercial rate exchange market and a floating rate exchange market, which have recently been combined into a single exchange rate market.

The Brazilian government has not prevented the remittance of proceeds to foreign investors since 1990 and has never done so in respect of securities obligations. Currently, the government does not restrict the ability of Brazilian or foreign persons or entities to convert Brazilian currency into foreign currency provided that the transactions are legal and based on the economic factors and responsibilities of each of the parties as set forth in the underlying document for each transaction that must be entered or settled through the Central Bank. Since the foreign exchange market has been recently modified, certain operational procedures are still pending regulation by the Central Bank. The Central Bank has assumed responsibility for the external obligations in connection with the formal restructuring of Brazilian sovereign debt.

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

If Brazil experiences substantial inflation in the future, our results of operations may be negatively affected

Brazil has in the past experienced high rates of inflation, with annual rates of inflation as high as 2,708% in 1993. More recently, Brazil’s rates of inflation were 9.8% in 2000, 10.4% in 2001, 26.4% in 2002, 7.7% in 2003, 12.1% in 2004, and 1.99% in the first five months of 2005, as measured by the general price index (IGP-DI). Inflation itself and governmental measures to combat inflation have in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation, and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. Substantial inflation in the future in Brazil may increase our costs and decrease our operating and net margins, if it is not accompanied by an increase in interest rates. Inflationary pressures may curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy, which in turn could adversely affect our operations.

Developments in other emerging market economies may negatively affect the Brazilian economy and have an adverse impact on our business

Historically, adverse developments in the economies of other emerging market countries, especially those in Latin America, have had an adverse impact on the Brazilian securities markets and economy. These events have negatively affected Brazilian companies by:

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

The regulatory structure governing Brazilian financial institutions, including banks, broker-dealers, leasing companies, and insurance companies is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could be changed, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our earnings.

Changes in reserve and compulsory deposit requirements may affect our profitability

The Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. The Central Bank may increase the reserve requirements in the future or impose new reserve or compulsory deposit requirements.

As of May 31, 2005:
  the reserve requirement for demand deposits was 45%;

  the rate of compulsory deposit requirements on saving deposits in the form of cash deposits was 20%;

  the rate of compulsory deposit requirements on time deposits in the form of government securities in an account with the Central Bank was 15%; and

  the additional reserve requirements on time deposits, demand deposits and savings deposits were, respectively, 8%, 8% and 10%.

Our balance of demand, savings and time deposits reserve requirement was R$33,775 million as of December 31, 2004. See “Item 5. Operating and Financial Review and Prospects—Macroeconomic Factors Affecting Our Financial Condition and Results of Operations—Effects of Government Regulation on Our Financial Condition and Results of Operations.”

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

Changes in minimum levels for federal housing and rural sector loans may negatively affect our profitability

Under the banking regulation framework, we are required to use an aggregate amount not less than a specified percentage of our savings deposits for federal housing financing and a minimum percentage of demand deposits for loans to the rural sector. These limits can directly influence the profitability of our business as a result of two different factors. If we do not achieve the minimum levels required for these loans, we must keep the difference as compulsory deposits with the Central Bank, which generally do not yield the same returns as our other investments and deposits. In addition, obligatory loans to these sectors might entail more risk and/or be less profitable than other lending opportunities available.

In general, as of May 31, 2005:
  the rate of minimum loans for federal housing program was 65% of savings deposits; and

  the rate of minimum loans to rural sector was 25% of demand deposits.
Changes in tax regulation may negatively affect our operations

To support its fiscal policies, the Brazilian government regularly enacts reforms to tax and other fiscal regimes which affect us and our customers. Such reforms include changes in tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. There can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes have produced uncertainty in the financial system, increased the cost of borrowing and contributed to the increase in our non-performing loan portfolio. See “Item 5. Operating and Financial Review and Prospects —Macroeconomic Factors Affecting Our Financial Condition and Results of Operations—Effects of Government Regulation Effects on our Financial Condition and Results or Operations—Other Taxes.”

Changes in base interest rates by the Central Bank could adversely affect our results of operations and profitability

The Central Bank establishes the base interest rate for the Brazilian banking system, and uses changes in this rate as an instrument of monetary policy. The base interest rate is the benchmark interest rate payable to holders of some securities issued by the federal government and traded at the Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia), or SELIC. In recent years, the base interest rate has fluctuated, reaching approximately 45% per annum in March 1999 and falling to 15.25% per annum as of January 17, 2001. Since 2001, the Central Bank has frequently adjusted the base interest rate, increasing the rate numerous times in response to economic uncertainties. In response to economic developments, the Central Bank reduced the base interest rate during the second half of 2003 and the first half of 2004. Most recently, to control inflation, the Central Bank increased the base interest rate several times from 16% per annum on August 18, 2004 to 19.75% per annum on May 19, 2005.

Although typically increases in the base interest rate enable us to increase margins, such increases could adversely affect our results of operations, among other ways, by reducing demand for our credit and investment products, increasing our cost of funds and increasing the risk of customer default. Decreases in the base interest rate could also adversely affect our results of operations, among other ways, by decreasing the interest income we earn on our interest-earning assets and lowering margins. See “ Item 5. Operating and Financial Review and Prospects—Macroeconomic Factors Affecting Our Financial Condition and Results of Operations—Effects of Government Regulation Effects on our Financial Condition and Results or Operations—Effects of Interest Rates on Our Financial Condition and Results of Operations.”

The increasingly competitive environment and recent consolidations in the Brazilian financial services market may negatively affect our business prospects

The Brazilian financial market, including the banking, insurance and asset management areas, is highly competitive. We face significant competition in all of our principal areas of operation from other large Brazilian and international banks, public and private, and insurance companies.

The Brazilian banking industry experienced a consolidation period in the 1990s, when a number of Brazilian banks were liquidated and several important state-owned banks and private intermediate banks were sold. Competition increased during this period as foreign banks entered the Brazilian market through the acquisition of Brazilian financial institutions. The privatization of state-owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The acquisition of an insurance company or of a bank by one of our competitors would generally increase the acquirer’s market share and scale, and as a result we may face heightened competition. This increased competition may negatively affect our business results and prospects by, among other things:

  limiting our ability to increase our client base and expand our operations;

  reducing our profit margins on the banking, insurance, leasing and other services and products we offer; and

  increasing competition for investment opportunities.
Risks Relating to Unibanco and Unibanco Holdings

The profile of our loan portfolio may change due to acquisitions we make or due to changes in Brazilian or international economic conditions

As of December 31, 2004, our loan portfolio was R$31,377 million, compared to R$26,039 million as of December 31, 2003. Our allowance for loan losses was R$1,560 million, representing 5.0% of our total loan portfolio, as of December 31, 2004, compared to R$1,317 million, representing 5.1% of our total loan portfolio, as of December 31, 2003. See “Item 5. Operating and Financial Review and Prospects – Results of Operations for Year Ended December 31, 2004 Compared to Year Ended December 31, 2003”.

The quality of our loan portfolio is subject to changes in the profile of the business resulting both from organic growth or acquisitions we make and is dependent on domestic and, to a lesser extent, international economic conditions. Our acquisitions of Banco Fininvest S.A., or Fininvest, in 2000, the 50% interest in each of Pontocred and LuizaCred in 2001, Creditec – Crédito Financiamento e Investimento S.A., or Creditec, and HiperCard Administradora de Cartão de Crédito Ltda., or Hipercard, in 2004 have affected the quality of our loan portfolio by significantly increasing our exposure to the lower income segment of the retail market. This sector generally features a higher volume of transactions, higher margins and higher default rates than other sectors. Adverse changes affecting any of the sectors to which we have significant lending exposure, political events within and external to Brazil or the variability of economic activity may have an adverse impact on us. Accordingly, our historic loan loss experience may not indicate future loss experience.

Our securities portfolio is subject to market fluctuations due to changes in Brazilian or international economic conditions

As of December 31, 2004, marketable securities represented R$14,875 million, or 19.1%, of our assets, and realized investment gains and losses have had and will continue to have a significant impact on our results of operations. These amounts, which we record when investments in securities are sold or are marked to market on all trading securities, may fluctuate considerably from period to period. We cannot predict the amount of realized gains or losses for any future period, and variations from period to period have no practical analytical value in helping us to make such a prediction. Gains or losses on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or any portion thereof.

Integration of businesses in future acquisitions may increase our risks

Our business strategy includes growth through strategic acquisitions. In March 2004, we acquired HiperCard, a full independent credit card company. In May 2004, we concluded the acquisition of Creditec, a financing company which has significant presence in the Brazilian personal loans and consumer finance sector among middle and lower income consumers. We may engage in further acquisitions, as we seek to continue our growth in the consolidating Brazilian financial services industry. The integration of the businesses we have recently acquired and may acquire in the future entails significant risks, including the risks that:

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
Risks Relating to the Global Depositary Shares and Units

Cancellation of Global Depositary Shares in exchange for Units could adversely affect the public market and value of Global Depositary Shares and impose further restrictions on Unit holders

Under our Global Depositary Shares, or GDSs Program, GDS holders are entitled to cancel their GDS and receive the underlying Units in Brazil. In this case:

  if a significant number of GDSs are cancelled, the public market and prices for GDSs could be adversely affected.

  the Units will be traded in the Brazilian securities market. Therefore, investors who choose to cancel their GDSs may be exposed to higher risks than they would be in the U.S. securities market, especially with respect to liquidity of the Units; and

  the proceeds and gains related to the Units are earned by their holders in Brazil. Foreign investors may not be able to remit the proceeds of the Units to investors outside Brazil. See “– Restrictions on Overseas Remittances could adversely affect Holders of Units and GDSs”.

Restrictions on overseas remittances could adversely affect holders of Units and GDSs

Brazilian law provides that, whenever there is a significant imbalance in Brazil’s balance of payments or reasons to foresee such an imbalance, the Brazilian Government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil, as it did for approximately six months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies. In addition, if the Brazilian government determines that the Brazilian foreign currency reserves need to be maintained, it may impose temporary charges on any overseas remittance of up to 50% of the value of the remittance. Such restrictions could hinder or prevent foreign investors from converting dividends, distributions or the proceeds from any sale of Units into U.S. dollars and remitting such U.S. dollars abroad. Holders of Units and GDSs who reside outside Brazil could be adversely affected by delays in, or refusals to grant, any required governmental approvals for conversion of Brazilian currency payments and remittances abroad in respect of the Units and GDSs.

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

Shares eligible for future sale may adversely affect the market value of our Units and GDSs

Certain of our principal shareholders and the principal shareholders of Unibanco Holdings have the ability, subject to applicable Brazilian laws and regulations and applicable securities laws in the relevant jurisdictions, to sell our shares, Unibanco Holdings Common shares, and Units. No prediction can be made as to the effect, if any, that future sales of the shares represented by Units or Units may have on the market price of the Units and GDSs. Future sales of substantial amounts of such shares, or the perception that such sales could occur, could adversely affect the market prices of the Units and GDSs.

Limitations on exercise of preemptive rights by foreign shareholders

Under Brazilian Corporation Law, except in the case of shares offered through a stock exchange or a public offering, a Brazilian company must offer its shareholders preemptive rights to purchase, by means of capital subscription in a private placement, a sufficient number of shares to maintain their existing ownership percentages prior to the offering and issuance of any new shares. However, the participation of foreign investors in the capital of financial institutions is subject to prior authorization by the Brazilian government, except for participation in non-voting capital, once a general authorization has already been granted for this purpose. Therefore, in the event voting securities are being offered, our foreign shareholders could be prevented from exercising their preemptive rights. In addition, foreign shareholders may not be able to exercise preemptive rights with respect to our shares represented by the Units, or with respect to any securities issued by us or by Unibanco Holdings as to which the holders of Units have preemptive rights unless a registration statement under the Securities Act is effective with respect to the shares relating to such rights or an exemption from the registration requirements thereunder is available. Unibanco Holdings and we are under no obligation to file a registration statement with respect to such preemptive rights and there can be no assurance that Unibanco Holdings and we will file any such registration statement.

ITEM 4. INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

Founded in 1924 as a correspondent bank, Unibanco is Brazil’s oldest private-sector bank. From our longstanding position as one of the nation’s leading wholesale banks, we have expanded our operations to become a full service financial institution providing a wide range of financial products and services to a diversified individual and corporate customer base throughout Brazil. Our businesses comprise the following segments: Retail, Wholesale, Insurance and Pension Plans and Wealth Management. See Note 32 to our consolidated financial statements in Item 19 for additional information on our four reportable segments.

We are one of the largest private-sector financial institutions in Brazil and have grown substantially both through organic growth and acquisitions. As of December 31, 2004, on a consolidated basis, we had:

  R$77.9 billion in total assets;

  R$31.4 billion in total lending, leasing and other credits;

  R$33.8 billion in total deposits; and

  R$8.6 billion in stockholders’ equity.

Our consolidated net income for the period ended December 31, 2004 was R$2,063 million, representing a return on average equity of 26.9% and a return on average assets of 2.8% .

Our equity securities have been publicly traded on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA, since 1968. In 1997, we became the first Brazilian bank to list its equity securities on the New York Stock Exchange, or NYSE. As of December 31, 2004, the total market value of our equity securities, based on the closing price of our GDSs, was R$11.7 billion.

Our legal name is Unibanco - União de Bancos Brasileiros S.A. Our address is Avenida Eusébio Matoso 891, zip code 05423-901, São Paulo, SP, Brazil. Our telephone number is (5511) 3097-1980. Our web site is www.unibanco.com. We are a corporation (sociedade anônima) and were incorporated on May 27, 1967 in accordance with Brazilian law. Our agent in the United States of America is our Representative Office in New York, which is located at 65 East 55th Street, 29th Floor, New York, NY 10022; telephone number (212) 832-1700.

Unibanco Holdings’ legal name is Unibanco Holdings S.A. Its address and telephone number are the same as ours. Unibanco Holdings is a corporation (sociedade anônima) and was incorporated on June 20, 1994 in accordance with Brazilian law. Unibanco Holdings’ agent in the United States of America is our Representative Office in New York.

Recent Acquisitions, Joint Ventures, Alliances and Divestiture

We have built our competitive position in the Brazilian financial services market and significantly increased our scale through organic growth and carefully chosen strategic transactions and alliances. We believe that each of our business segments provides a solid platform for carefully managed future growth. The following is a summary of our recent important acquisitions, joint ventures, alliances and restructuring.

Acquisitions

Retail and Wholesale

BNL Brasil. In June 2004, we announced the acquisition of the total capital of Banco BNL Brasil, or BNL Brasil, from Banca Nazionale del Lavoro S.p.A., or BNL, and BNL International Investments, or BNL Group. BNL Brasil’s total capital was valued at R$109.7 million and BNL received one billion of our Units (before the reverse stock split of Unibanco and Unibanco Holdings implemented in August 2004) representing 1.43% of Unibanco’s capital, in the transaction. BNL Brasil had a credit portfolio of R$715,9 million and a credit card and consumer finance operation with approximately 107,000 clients and 96,000 cards issued at the time of the acquisition.

Banco1.net. Banco1.net is a banking and financial services website established through a strategic alliance between us and Portugual Telecom Brasil S.A., or Portugal Telecom. During the third quarter of 2004, we announced the acquisition of 17,607,235 common and preferred shares of Banco1.net, mainly from Portugal Telecom for R$38 million. Banco1.net was fully integrated into our Retail business in November 2004.

Consumer Finance

HiperCard. On March 1, 2004, we announced the acquisition of HiperCard Administradora de Cartão de Credito Ltda., or HiperCard, from Koninklijke Ahold N.V., or Royal Ahold, for R$630 million. HiperCard started as a private label credit card company for the Bompreço chain of supermarkets and is now a fully independent credit card company with cards presently accepted in more than 70,000 points-of-sale in Northeastern Brazil. As of December 31, 2004, HiperCard had 2.7 million cards issued and a loan portfolio of R$1,100 million. Simultaneously with this transaction, Royal Ahold sold the BomPreço Supermarket chain to Wal-Mart.

Creditec. In May 2004, we concluded the acquisition of Creditec–Crédito Financiamento e Investimento S.A., or Creditec, from Grupo BBM for a purchase price of R$50 million. Creditec has a significant presence in the Brazilian personal loans and consumer finance sector among middle and lower income customers. Creditec had approximately 600,000 registered clients in May 2004 and operates throughout Brazil, with a strong presence in the states of Rio de Janeiro and São Paulo, as well as in Northeastern Brazil. The acquisition did not include Creditec’s credit portfolio. Creditec’s network, which consists of stores and inside retailers, was fully integrated into Fininvest network.

Insurance and Pension Plans

Cigna. In March 2003, Unibanco AIG acquired the Cigna Seguradora S.A. private pension portfolio, adding 120 corporate plans with approximately 10,000 participants, and R$149 million in reserves.

Phenix. In October, 2003, UASEG – Unibanco AIG Seguros entered into an agreement to acquire the insurance company Phenix Seguradora SA, or Phenix, from Toro Targa Assicurazioni SpA. and Fiat do Brasil S.A., or Fiat. The value of the transaction was R$13 million. In connection with this acquisition, UASEG entered into a strategic partnership with Fiat, a large automobile manufacturer in Brazil, that allowed access to Fiat’s customer base and corporate insurance customers. Additionally, UASEG began to manage Fiat’s employee pension plans.

Unibanco AIG Warrant (UAW). In November 2004, we acquired from Multibrás S.A. Eletrodomésticos a 20% interest of the total capital of Unibanco AIG Warrant. As a result of this transaction, Unibanco owns an indirect interest of 70% of Unibanco AIG Warrant’s capital.

Wealth Management

Unicorp. In April 2002, the Central Bank approved the acquisition by our subsidiary, Unipart Participações Internacionais Ltd., of the remaining 24.5% of the total share capital of Unicorp from the Moreira Salles Group for US$36 million.

Pictet Modal. In January 2003, we entered into an agreement pursuant to which the administration and management of the funds managed by Pictet Modal were transferred to Unibanco and Unibanco Asset Management, or UAM, respectively. The transfer involved nine fixed income funds and three equity funds with aggregate total assets under management of approximately R$267 million as of January 17, 2003.

Joint Ventures and Alliances

Ford Credit Brazil. In January 2002, Unibanco-Rodobens, our consortium finance arm, and Ford Credit Brazil established a joint venture for the sale of cars and management of groups of the National Ford Consortium, a financing goods system based on installment plans.

Grupo Martins/Tricard. In July 2003, our subsidiary Unicard and Tricard Administradora de Cartões Ltda, a subsidiary of Martins Group, one of Brazil’s largest wholesale distributors, entered into a partnership to manage the SuperCompras and FarmaPlus private label cards offered to the clients of retailers served by Martins Group. As of December 31, 2004, there were approximately 557,043 Tricard credit cards issued through a distribution network comprised of 4,302 retailers.

Sonae. In August 2004, we announced the establishment of a new credit company with Sonae Distribuição Brasil S.A., or Sonae, a Portuguese group that owns the Big, Nacional, Mercadorama and Maxxi supermarkets chains. We will offer private label cards, consumer finance, personal lending and insurance, among other consumer credit products to Sonae customers. The value of the transaction was R$21 million, due to indentifiable intangible assets. The establishment of this credit company is subject to approval by the relevant authorities.

Divestiture

Credicard/Orbitall. On November 8, 2004, we, Citigroup and Itaú announced a shareholder reorganization of Credicard Banco, or Credicard. In connection with the reorganization, we sold our interest in Credicard to Banco Itaú S.A., or Itaú, and Citigroup. Each of the companies now holds 50% of Credicard’s capital stock. We and Citigroup also sold our interests in Orbitall to Itaú. The total sale price for the 33.3% ownership of Unibanco in Credicard and Orbitall was R$ 1.7 billion. This shareholder reorganization did not include any changes in Redecard’s shareholders’ structure. Redecard continues to be owned by us, Citigroup and Itaú, each with 31.9% and Mastercard with a 4.2% ownership.

Recent Developments

Wal-Mart

In February 2005, Unibanco and Wal-Mart announced that they will make the HiperCard credit card available for use in all Wal-Mart stores in Brazil. Customers who live in the states of São Paulo, Minas Gerais, Rio de Janeiro and Paraná will also have access to the HiperCard credit card, which was created in 1982 and is accepted in over 70,000 commercial establishments in the northeast of Brazil. Wal-Mart's approximately 500,000 credit cards will be gradually replaced by HiperCard credit cards.

Unibanco’s New Brand

On March 21, 2005, we launched our new brand which includes new official colors and a new logo. The new brand has blue as the main color and green as the supporting color, replacing our former official colors, black and white. The Unibanco logo, which was created in the 1960s, has also been redesigned to provide more movement and lightness to the brand.

Dibens

On June 3, 2005, we signed an agreement to acquire the remaining 49% of the capital of Banco Dibens S.A., from Grupo Verdi. The value of the transactions was R$128 million.

Capital Expenditures

During the period from 2002 to 2004, our capital expenditures consisted primarily of expenditures for data processing to automate our branch network and for computer systems, communication equipments and other technology tools designed to increase the efficiency of our operations, the services offered to our customers and our productivity. For further details regarding the amount and nature of our capital expenditures, see “Item 5.B. Liquidity & Capital Resources–Uses of Funding.”

4.B. BUSINESS OVERVIEW

Our Businesses

The following diagram shows our principal lines of business:

Information for the year ended December 31, 2004

Retail	Wholesale	Insurance	Wealth Management

Loans: R$15,653 million	Loans: R$15,027 million	Insurance private retirement	Assets Under Management:
		plans and pension investment	R$27,765 million
Net Interest Income:	Net Interest Income:	contract income:
R$4,313 million	R$451 million	R$1,775 million	Fees and Commissions:
R$321 million
Fees and Commissions:	Fees and Commissions:
R$1,858 million	R$282 million

See note 32 to our consolidated financial statements in Item 19 for information on our four business segments for the years ended December 31, 2004, 2003 and 2002.

Retail

Our Retail business provides a wide variety of credit and non-credit products and services, including:

  Banking services focused on individuals;

  Banking services focused on corporate clients with revenues of up to R$150 million per year (SMEs);

  Credit cards; and

  Consumer and automobile financing.

We separate both individuals and companies into smaller groups according to income brackets to enable us to offer differentiated products and services to these clients. By doing this, we increase our competitiveness in the market. While we traditionally have focused on middle and upper income clients, we have begun to market services to lower-income individuals. We believe this market segment will be a significant source of future growth in our retail business. We have also developed a strong presence in the consumer finance sector through our subsidiaries Fininvest, Unicard, HiperCard and Banco Dibens S.A. and our strategic alliances with Magazine Luiza, or LuizaCred, Ponto Frio, or PontoCred, and Sonae.

We believe we are one of Brazil’s largest credit card issuers in terms of cards issued, primarily through our subsidiaries Fininvest, Unicard and HiperCard.

For the year ended December 31, 2004, we had total loans of R$15,653 million, fees and commissions of R$1,858 million, and net income of R$1,645 million from our Retail business.

Individuals

We provide our individual customers with fee-based products and services, including use of ATMs, phone and personal computer banking and fund transfers. We also make secured and unsecured personal loans in reais for overdraft short term lines of credit, loans for consumer purchases, leasing and individual lines of credit. Individuals are segmented into three different groups: those earning more than R$4,000 per month (UniClass), those earning from R$1,301 to R$4,000 per month (Exclusivo) and those earning from R$350 to R$1,300 per month (Especial).

In the UniClass group, we believe we differentiate ourselves from competitors by providing our customers with:

  products and services tailored to their needs;

  a specialized call center that we believe offers higher quality service, including dedicated customer service representatives;

  specialized branches for UniClass customers, called “Espaco UniClass”; and

  a specialized team of account officers within our extensive distribution network.

In the Exclusivo group, we believe we differentiate ourselves from competitors by providing services and products which substantially reduce the time spent by our clients in their basic banking transactions, such as withdrawals and payment of bills, as well as personalized service inside the branch. In particular, we provide customers of this segment more convenient banking through access to our “30 Hours” services.

In the Especial group, we face more intense competition. We focus on retired individuals and employees of companies to which we provide payroll services, and we believe that our relationships with companies in our Wholesale business give us a competitive advantage to offer payroll services. We offer retired individuals special treatment, such as special service hours and pre-approved credit lines. Consequently, these clients who would ordinarily only withdraw their monthly income may also take advantage of our products and services.

Small and Medium Companies

We serve approximately 520,000 small and medium companies with annual sales of up to R$150 million, or SMEs, consisting primarily of retailers. As of December 31, 2004, we had outstanding loans to SMEs of approximately R$6.2 billion, or approximately 19.8% of our total loan portfolio.

For companies with annual sales up to R$5 million, we offer products and services through branch account officers that are dedicated to this group. Companies with annual sales ranging from R$5 million to R$150 million, which tend to require customized products and services, are served by Unibanco Empresas, a separate group of account representatives.

Distribution Network

As of December 31, 2004, we and our associated companies, Fininvest, LuizaCred, PontoCred and Tecban, and Banco 24 Horas, had a distribution network with over 15,000 points of distribution throughout Brazil, consisting of the following:

  895 branches;

  380 corporate-site branches;

  253 Fininvest stores;

  Over 11,000 Fininvest points of sale (retailers);

  250 LuizaCred points of sale, including 52 recently acquired Arno stores;

  339 PontoCred points of sale; and

  2,580 Banco 24 Horas sites.
Branches

Our branch system serves as a distribution network for all products and services offered to our retail customers. Our 895 full-service branches accept deposits, provide cash withdrawals and offer the full range of our retail banking products, such as checking accounts, consumer loans, automobile financing, credit cards, loans to small-sized companies, leasing, insurance, asset management services and payment of bills, including bills for taxes and public services. Our search for alternative distribution channels led to our introduction of in-store banking in 1998, then a new concept in Brazil. To continue this project, we have entered into partnerships with retailers such as, Carrefour, Sendas, Wal-Mart, Sonae and others. The majority of our contracts gives us exclusivity with respect to these services.

Corporate-Site Branches

We offer retail banking services to corporate customers and their employees through special banking branches located in the premises of corporate customers. Our network consists of 380 corporate-site branches. In the case of retail and smaller corporate customers, corporate-site branches may consist solely of an automated branch. In the case of large corporate customers, corporate-site branches consist of an average of four employees dedicated to serving the corporation and its employees.

ATMs

We operate approximately 7,500 ATMs for the use of our customers. In addition to our proprietary network, we participate in the shared ATM network operated by our affiliate, Tecnologia Bancária S.A. This network has approximately 2,750 machines throughout the country, and serves clients of approximately 50 banks, which makes it the largest ATM network in Brazil. Clients of banks associated with Tecnologia Bancária S.A. can withdraw cash through the ATM network for a fee, allowing us to increase our income and optimize our capabilities.

“30 Hour” Services

Over the last ten years, we have been innovative in the distribution and promotion of remote banking services. Initially, we used the telephone as an instrument for banking transactions and as a marketing tool. Our “30 Hour” services provide clients electronic banking services such as cash withdrawal, pre-printed checkbooks, account statements and investment services 24 hours a day. The “30 Hour” services are convenient for our clients and cost-efficient to us. The original concept of a call center was converted into a contact center, using the “30 Hour” telephone service as a customer relations and sales force platform. The majority of the calls are taken care of by an electronic voice reply system. This system identifies individuals as potential purchasers of products and transfers the call to an operator. This is possible due to the use of Customer Relationship Manager, or CRM, tools.

Internet Banking

We provide a variety of retail banking services, including opening accounts, utility bill payment, wire transfers, and mutual funds, through our Internet banking services. Since April 2000, we have also offered a variety of mobile “30 Hour” services, enabling clients to access their banking information from their cellular phones, PDAs or e-mail. As of December 31, 2004, we had approximately 1.7 million registered users of our Internet banking services. During 2004, we processed approximately 170 million Internet transactions, an increase of 67% over 2003.

Funding

Our Retail business is an important source of funding for us. 45.1% of our total deposits (excluding mutual funds), as of December 31, 2004, were from retail customers. Our extensive distribution network and strong deposit base support our Retail operations. As of December 31, 2004, Retail deposits (excluding mutual funds) were R$15,222 million, an increase of 20.5% compared to December 31, 2003. This was supported by a balance of R$1,625 million in our Superpoupe portfolio as of December 31, 2004.

Loans

As of December 31, 2004, retail loans including loans by our subsidiaries and affiliates, were 49.9% of our total loan portfolio and, our loans to small and medium companies and individuals were R$6.2 billion. Approximately 43.5% of our retail loans are to individuals and the remainder are to small and medium companies. We believe we are well positioned to expand our retail loan assets when Brazil’s trends include declining interest rates and unemployment.

Consumer Finance

We have developed a strong presence in the consumer finance sector through our subsidiaries Fininvest, HiperCard, Unicard and Banco Dibens S.A. and our strategic partnerships with LuizaCred, PontoCred, and Sonae.

In Brazil, clients still use their credit cards more as a payment tool than as a credit instrument, although in recent years this behavior has been changing. The market for consumer credit has grown as declining inflation in Brazil has led to increased consumption and increased acceptance of credit cards by merchants.

We believe we are one of Brazil’s largest credit card issuers in terms of cards issued, primarily through our subsidiaries Fininvest, Unicard, and HiperCard. We offer credit card products, including Visa, MasterCard and Diners Club cards, to our customers through these subsidiaries. All three subsidiaries employ modern credit review procedures. Each credit card application is reviewed based on credit scoring and consumer behavior scoring systems. Our associated credit card companies offer cardholders revolving lines of credit, requiring a minimum payment of the outstanding account balance as well as credit in installments.

Unicard

Unicard’s credit portfolio reached R$1,708 million as of December 31, 2004. As of December 31, 2004, we had 4.8 million cards issued, a 9.1% increase compared to December 31, 2003.

We provide customers with a credit decision on-line, in real time, in all of our distribution networks, with a thirty-second response time from the initial credit request, since 2002, when the Capstone system was employed in our branch network. The Capstone system compiles business intelligence and analytical customer relationship management for a credit decision platform used widely in banks. Prior to 2002, this system was available only for sales realized through internet and telemarketing.

Fininvest

Fininvest provides loans mainly to lower-income individuals and also offers regular and private label credit cards. Fininvest’s credit portfolio was R$1,565 million as of December 31, 2004, a 30.5% growth from December 31, 2003. At the end of 2004, Fininvest had 253 stores, over 11,000 points-of-sale and 7.6 million private label accounts.

HiperCard

HiperCard started as a private label credit card company for the Bompreço chain of supermarkets and is now a fully independent credit card company with cards presently accepted in over 70,000 points-of-sale in Northeastern Brazil. As of December 31, 2004, HiperCard had a credit portfolio of R$1,100 million, and 2.7 million cards issued.

We and Wal-Mart announced in 2004 that we will make the HiperCard credit card available for use in all Wal-Mart stores throughout Brazil. Wal-Mart's almost 500,000 credit cards will be gradually replaced by the HiperCard credit card.

Credicard Group

In November 2004, we, Citigroup and Itaú announced a shareholder reorganization of Credicard in which we disposed of our approximately one-third interest in Credicard. This reorganization did not include any changes in Redecard’s structure, which remained the same. Established in 1996, Redecard is responsible for the processing of credit and debit transactions of the MasterCard, MasterCard Electronic, Maestro, Diners Club International and RedeShop brands in Brazil. Redecard also provides some products and services for their customers, such as leasing to retailers machines used for the processing of debit and credit transactions. Debit card use has been increasing in Brazil. We have a 31.9% interest in Redecard, and Citibank N.A., Banco Itaú and Mastercard also hold interests in the company.

Savings and Annuity Products

Our wholly owned subsidiary, Unibanco Companhia de Capitalização, or Unibanco Capitalização, offers savings and annuity products. Unibanco Capitalização’s products consist primarily of savings account-type products, which provide incentives to depositors through a special weekly lottery award. For the year ended December 31, 2004, Unibanco Capitalização’s net income was R$94 million, according to the Brazilian GAAP.

Mortgage Loans

As of December 31, 2004, we had approximately R$1,144 million in mortgage loans outstanding. Brazilian law requires banks to provide a minimum level of housing financing equal to at least 65% of the bank’s savings deposits. However, banks may reduce their minimum lending requirements with credits against the Brazilian government housing fund (Fundo Nacional de Compensação de Variações Salariais), or FCVS.

Cash Management

Our cash management unit provides the tools to optimize companies’ cash flow management, making payments and processing receivables more simple, efficient and productive. As of December 31, 2004, approximately 91,000 customers used our cash management services, including payments and collections, a 6.9% increase compared to 2003.

Wholesale

Through our Wholesale business we provide a wide array of products and services, including: general and specialized corporate lending, trade finance, capital markets and investment banking services, investment and brokerage services, project finance, and mergers and acquisitions advice to approximately 400 institutional investors and 2,028 economic groups. We serve these clients through a network of regional offices combined with a presence in major financial centers throughout Brazil.

For the year ended December 31, 2004, we had total loans of R$15,027 million, fees and commissions of R$282 million and net income of R$162 million from our Wholesale banking business.

The Wholesale business experienced some structural changes in 2004 with a change in focus to domestic and multinational companies with sales greater than R$150 million and credit lines above R$6 million. Loans to large customers may be collateralized according to the guidelines of our internal credit rating system.

Wholesale Network

We use our regional and international network to offer a variety of products to our clients. Our subsidiaries and branches located abroad raise capital for trade finance and lending to our clients. We have five regional offices (in São Paulo, Rio de Janeiro, Minas Gerais, São Paulo countryside / Mid-West and South) and 11 regional branches. Due to the reorganization that took place in June 2004, some branches were integrated into others, optimizing our distribution network in the Wholesale business. Each of our corporate customers is assigned a dedicated banker, who is responsible for the day-to-day relationship with the customer and for assisting our clients’ operations throughout Brazil. These customers also benefit from our offices abroad.

Our international network consists of the following:
  branches in Nassau and the Cayman Islands;

  representative offices in New York;

  banking subsidiaries in Luxembourg and the Cayman Islands; and

  a brokerage firm in New York (Unibanco Securities Inc.).
Wholesale is organized as follows:

International Trade Finance and Correspondent Banking

We provide import and export financing and services to our corporate customers. We receive funding from correspondent banks as well as export and import financing funded or insured by export credit agencies and multilateral agencies. Our extensive network of correspondent banks and our international operations help us provide our customers with foreign exchange and international trade support worldwide.

Commercial

We supply services to a diverse group of Brazilian companies. We have structured our operations so as to identify synergies among the different product areas. For instance, account managers or executives are in charge of developing and maintaining the strong relationship with our corporate clients.

Investment Bank Products

Our equity, fixed income and mergers and acquisitions groups supply product expertise and innovation focused on the ever-changing needs of Brazilian companies. Our brokerage and distribution groups are responsible for understanding the needs of Brazilian and international investors, in order to offer suitable investment options.

Brokerage

Our Brazilian brokerage operation offers equity and debt securities and derivatives products and provides trading services on Brazilian exchanges for institutional customers. It also provides research on over 60 listed companies.

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

Treasury, Trading and Derivative Activities

Our treasury unit conducts financial transactions for our corporate customers as well as for our proprietary portfolio. Our treasury group trades fixed income Brazilian government securities, derivative financial instruments and bank and corporate debt securities, prices loans and investment products for the Retail and Wholesale business segments, engages in foreign currency trading and enters into derivative transactions, such as swaps for global hedging and arbitrage purposes. Since March, 2005 it has been operating as an independent business unit.

Insurance and Pension Plans

In October 1997, we established a partnership with AIG. We acquired approximately 50% of the equity of each of the AIG Brasil companies, each of which have been merged into AIG Brasil Companhia de Seguros, or AIG Brasil, and AIG acquired approximately 50% of the equity of UASEG. While AIG holds a slight majority of the total equity of UASEG, we have managerial control of UASEG, subject to approval of AIG on certain strategic issues. AIG has control of AIG Brasil, similarly subject to our approval on certain strategic issues. We offer individual life, automobile, personal accident, personal property and warranty insurance among other corporate insurance products as well as individual and corporate pension plans.

Our insurance and pension fund companies ranked fourth in Brazil in consolidated terms of total premiums, as of December 2004, according to the Brazilian Private Insurance Superintendency (Superintendência de Seguros Privados), or SUSEP, the National Association of Private Pension Plans (Associação Nacional de Planos de Previdência Privada), or ANAPP, and the National Health Agency (Agência Nacional de Saúde Suplementar), or ANS, with a 7.9% market share (which does not include extended warranties).

In 2004, insurance, insurance private retirement plans and pension investment contract income was R$1,775 million and total net income of the insurance segment was R$153 million, based on our proportionate share of the joint venture.

Insurance

UASEG has the exclusive right to distribute insurance products through our branch network to our Retail and Wholesale customers. We believe that this distribution channel gives us a competitive advantage over many insurance companies that are not affiliated with financial institutions. Because approximately half of UASEG’s insurance premiums are generated through customers of our network, we benefit from significant cost savings and marketing synergies. UASEG also markets its insurance products through approximately 12,000 independent brokers and Unibanco’s call center, website and in-store branches. AIG Brasil distributes products through banks, financial institutions and mass marketing programs to affiliated groups.

We also offer an extended warranty program for household appliances, marketed by Unibanco AIG Warranty S.A, or UAW, our joint venture with Multibrás, the largest Brazilian home appliance manufacturer.

Pension and Retirement Plans

Unibanco AIG Vida e Previdência S.A., or Prever, our subsidiary, manages reserves that consist of pension and retirement contributions made by institutional clients and individuals and serves approximately 1,231 corporate clients and 733,000 individual customers, of which approximately 217,000 come from corporate clients.

As of December 31, 2004, Prever ranked fourth in Brazilian pension plan revenues with an 8.1% market share, according to ANAPP’s official data.

Wealth Management

In March 2002, the private banking and asset management businesses were combined to form the Wealth Management business. The asset management business is conducted primarily through our subsidiary Unibanco Asset Management, or UAM. UAM offers fixed income and equity mutual funds to individual customers and manages portfolios on behalf of corporations, pension funds and private banking clients. Through Unibanco Private Bank, we provide wealth management services targeted to high net worth individuals with potential investment portfolios over R$3 million.

In 2004 we directed our efforts towards strengthening our position both in the Asset Management and Private Bank markets by focusing on funds and portfolio performance enhancement and consistency. In addition, we made some changes in our organizational structure in order to further explore synergies within the unit.

Assets under Management as of December 31, 2004

Asset Management

UAM usually charges fees for its mutual funds based on the average net asset value of the funds, which is calculated on a daily basis. UAM also manages portfolios for pension funds, corporations, private banking customers and foreign investors. For these services, UAM usually negotiates fees that are based on a percentage of assets under management and on performance.

As of December 31, 2004, UAM had R$27,765 million in assets under management and fees and commissions of R$321 million. Net income from our Wealth Management segment was R$104 million in 2004. As of December 31, 2004, UAM was ranked fourth in the Investment Banks and Distributors National Association’s (Associação Nacional de Bancos de Investimento e Distribuidoras), or ANBID’s, ranking of private third parties’ assets under management with a market share of 4.0% .

Private Banking

Our private banking unit targets high net worth individuals with potential investment portfolios over R$3 million. Many of our private banking clients are major shareholders or senior executives of our corporate clients.

R$4.9 billion of the assets under management came from investment in funds and managed portfolios, representing a market share of 9.3%, holding the second position in the segment’s ranking published by ANBID in December 2004.

Business Strategy

Since the second quarter of 2004, we implemented important changes to our internal structure. Our new business model focuses on (i) increasing business return; (ii) fostering a collaborative environment; (iii) continuing excellence in human resources; and (iv) reinforcing our focus on our Retail and Wholesale businesses. The main changes include:

  the election of a single CEO;
  the establishment of an Audit Committee;
  the addition of new members to the Board of Directors;
  the restructuring of the Retail business to include Middle Market and Cash Management (which were formerly under the Wholesale business);
  new attributions to the CFO: IT, Support and Back-Office areas and Efficiency Planning;
  the establishment of a Corporate Communication area (which consolidates the marketing functions of all businesses);
  the establishment of an independent Risk Management department, formerly under Planning & Control, together with the Legal department and the Auditing department, reports directly to the CEO; and

  the establishment of an independent Treasury department, formerly under Wholesale, also reporting directly to the CEO.
Guiding Principles

Our objective is to maintain and enhance our position as a leading Brazilian full service financial institution operating in all business segments. To achieve this objective, we have developed strategies tailored to each of our business areas based on the Balanced Scorecard Methodology, a model designed to translate strategy into operational terms. Our business strategy is to add economic value through continuous pursuit of scale, profitability and efficiency maximization. We seek to increase our client base, including through cross-selling among our different businesses and to achieve high client satisfaction in all products and services, through excellence in internal procedures, such as customer relationship, optimized distribution, credit quality and sinergy processes. In order to achieve this, our aim is to excel in human resources, promote a cooperative culture, meritocracy, and a stimulating, challenging and pleasant work environment.

In August 2003 we became the first Latin American institution to appear in the Balanced Scorecard Hall of Fame, which recognizes companies that excel in the implementation of the Balanced Scorecard model.

Continuous Pursuit of Scale and Profitability

We believe that to maintain competitive scale we must grow our customer base, expand our product and service offerings in each of our business segments and identify additional sources of revenue. We seek to accomplish this through organic growth, acquisitions, strategic alliances and partnerships.

Continuous Efficiency Maximization

We focus on controlling our costs as well as our investments across all areas of our business to help maximize returns. For example:

  When we make an acquisition, we analyze the opportunities for increasing revenues, reducing expenses and realizing other cost savings in connection with the integration of the newly acquired business. When we integrated Fininvest in 2003, operations such as buying, security, legal, card processing, data processing, system development, credit and credit recovery were integrated into our existing structures. We have also integrated the operations of the recently acquired Creditec and HiperCard businesses;

  We reviewed certain of our expenses, including policies for travel reimbursements, use of telephone services, meal expenses and transportation. We believe these policies promote savings and establish a greater commitment to efficiency in our corporate environment;

  We have identified and implemented internal synergies between our businesses that we believe enable us to simplify the sale of foreclosed assets, controls, and the processing of documents;

  We have established a single credit concession and recovery unit for all retail linked units called Credit Factory (Fábrica de Crédito);

  We are in the process of reviewing all of our logistics, including transportation routes and suppliers evaluation and assessment;

  We have consolidated and restructured our international platforms; and

  We have, together with another Brazilian financial institution, outsourced our document processing services such as checks processing.

Retail Strategy

Increase Scale

We believe that our ability to maintain our position as a leading full service financial institution depends, in part, on maintaining and increasing scale in our retail business. We have increased scale through organic growth, strategic transactions initiatives, and several new cross-selling opportunities through our subsidiaries and strategic partners. As of December 2004, our total retail portfolio stood at R$15,653 million, representing 49.9% of our total loans, compared to 38.3% in December 2003.

We seek to increase our scale through carefully chosen acquisitions and strategic alliances. We believe the consumer finance sector is one of the most rapidly growing and profitable segments of the Brazilian retail financial services market. Achieving a strong presence in consumer finance is central to our strategy of gaining scale in our retail business and reaching the lower income segment of the market.

In March 2004, we announced our acquisition of HiperCard. HiperCard started as a private label credit card company for the Bompreço chain of supermarkets and it is now an independent credit card company with cards presently accepted at more than 70,000 points of sale in Northeastern Brazil. As of December 31, 2004, HiperCard had 2.7 million cards issued.

Enhance sales to existing customer base through innovative products and service offerings

We view scale not only in terms of the size of our customer base, but also as a function of the number of products we are able to sell per customer. Improving our product-per-client ratio has a positive impact on profitability, since it is less expensive to sell an additional product to an existing customer than to acquire a new customer. We believe that continually developing and marketing tailored and innovative products to serve the needs of specifically identified customer segments increases our ability to sell multiple products per client. An example of this is our Superpoupe portfolio, which had a balance of R$1,625 million as of December 31, 2004. Superpoupe is a time deposit certificate offered to Unibanco customers with a cost of funding that is less than the cost of a traditional time deposit certificate.

We have increased our market penetration through cross-selling and new products and offers such as Tarifa Zero, in which fees are based on the client’s historical relationship with Unibanco; Plano Único, a letter of credit issued in connection with the purchase of real estate which permits clients to repay the credit over an extended period of time with guaranteed delivery on 36 months from the first installment and the remaining balance could be paid on 100 monthly installments; and consignment credit offerings to private or government employees with credit card usage and personal credit lines.

Wholesale Strategy

Enhance Our Market Position in Brazilian Wholesale

Through our Wholesale business, we seek to be the bank of choice for corporations and investors with interests in Brazil. Our strategy combines the strength of a commercial bank with the agility of a leading investment bank. Our deep knowledge of our clients and their business coupled with our financial capabilities allow us to establish credit limits and structure transactions in a differentiated way. Throughout 2004, we have developed a new regional coverage strategy maintaining a close relationship with our clients and supplying them, in their day-to-day financial needs, with diversified products and services, including working capital credit lines, foreign exchange lending, banking services, corporate finance, advisory services and derivative products.

We are one of the leading Brazilian banks participating in the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, programs. As of December 2004, Unibanco ranked third among private-sector banks in terms of total BNDES disbursements, with a 7.52% market share, according to the official BNDES ranking list.

Insurance Strategy

Focus on Offering High Profitability Insurance Products and keeping corporate leadership

We believe that Brazilian economic growth will present opportunities for the country’s insurance industry, as Brazilians’ spending on insurance products currently lags behind that of many other countries. We intend to take advantage of this growing market by using our sophisticated product development capability to focus our insurance offerings on value-added products. Maintaining high levels for our underwriting criteria, our products are more profitable than the relatively commoditized, market-standard products offered by many of our competitors. We believe that our Insurance business has the best mix of products among the five largest insurers in Brazil. In developing insurance products for corporate clients, we have achieved leading market positions in a variety of specialized areas, including directors and officers (D&O) insurance, and insurance and coverage products for the petrochemical, transportation, property and aeronautic sectors. Our focus on developing and offering value-added insurance products is supported by our joint venture with AIG, which gives Unibanco access to AIG’s expertise in product development and reinsurance, as well as a valuable brand name.

Enhance Profitability in Our Insurance Business through Cost Control and Underwriting Expertise

The profitability of our Insurance business depends in part on our ability to minimize expenses and losses. We have taken significant steps to reduce expenses in our Insurance operations, including the merger of several companies into Unibanco AIG Seguros, and the introduction of an Internet portal to communicate with our brokerage force.

Pension Plan Strategy

Our primary strategy is to improve sales of corporate pension plans by adding new companies to our pension plan portfolio and increasing the size of our portfolio of individual plans. We offer several innovative investment contract products including Vida Gerador de Beneficio Livre, or VGBL, which combines life insurance with investment, enabling the insured party to redeem the invested amount at any time, while still offering coverage in case of death, accident or disability and Plano Gerador de Beneficios Livres, or PGBL, which enables customers to save for retirement with a tax-deductible feature and may include insurance coverage for death, accident or disability. These pension products are mainly sold in Unibanco branches. Increasing sales and controlling expenses are the key drivers for the profitability of our pension plan business

Wealth Management Strategy

Be the leading provider of Wealth Management services in Brazil

The mission of our Wealth Management business is to provide proactive advice to help our clients accumulate, preserve and transfer their wealth. We offer integrated financial solutions through our three main areas of expertise: asset management, private banking and advisory services. Our tailored and value-added products are targeted to companies and individuals positioned in the top end of the wealth pyramid distribution, typically middle to large companies, pension funds and affluent to high net worth individuals, thus leveraging our unique position in those market segments. In order to provide these differentiated services we have developed a strong local and international network of wealth management specialists in the areas of succession advice, tax advice and real estate, among others. In the area of financial investments we developed an open architecture model that further differentiates our offerings. Through this model, our clients have access to our best investment products and also to the best investment products of third party asset managers.

As of December 31, 2004, UAM had R$27,765 million in assets under management and was ranked fourth in ANBID’s ranking of private third parties’ assets under management with a market share of 4.0% .

R$4.9 billion of the assets under management came from investment in funds and managed portfolios, representing a market share of 9.3%, holding the second position in the segment’s ranking published by ANBID in December 2004.

During the second quarter of 2004, we created a new approach exclusively for customers with investment portfolios greater than R$ 200,000, which consists of management of their investments by offering specific services and products to this segment.

Other Information about Unibanco

Risk Management

Risk management is an independent unit responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. Through the development and use of tools based on the best practices adopted in the market, we seek to optimize our risk-return relation, as well as to assure the continuous improvement of risk management in all organizational levels. Risk Management at Unibanco is based on tools and parameters associated with risk/return optimization, taking into account, among others, risk diversification and maximum exposure limits. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk - Risk Management” for a more detailed discussion of our risk management policies.

Funding

Our principal source of funding is deposits from the Brazilian public, including individuals and businesses. At December 31, 2004, our total deposits were R$33,775 million, representing 49.3% of our total liabilities.

We provide four types of deposit accounts:
  demand accounts, no interest bearing;

  saving accounts, which earn approximately 6% per annum (or 0.5% per month) plus the Reference Rate (Taxa Referencial), an interest rate established by the Central Bank;

  time deposits, which earn interest; and

  interbank deposits from financial institutions, which earn the interbank rate of interest.

Savings deposits with banks in Brazil typically only pay interest after funds have been left on deposit for at least one calendar month by individuals and 90 days by corporations. Interest earned by individuals on all savings accounts is income tax free. Time deposits either pay a fixed interest rate or a floating rate. The breakdown between fixed and floating rate deposits varies from time to time, depending on the interest rate expectations of the market. At December 31, 2004, most of our time deposits carried a floating interest rate.

The following table sets forth our total deposits, by type and source, as of December 31, 2002, 2003 and 2004:

	As of December 31,

	2002		2003		2004

	(in millions of R$)
From Customers:
Demand deposits	R$	3,247	R$	2,714		3,209
Time deposits		16,854		16,547		24,101
Savings deposits		5,890		6,163		6,346
From Banks:		64		276		119

Total	R$	26,055	R$	25,700	R$	33,775

The following table sets forth the mix of the retail and wholesale deposits as of December 31, 2002, 2003 and 2004:

	As of December 31,

	2002		2003		2004

	(in millions of R$)

Retail	R$	12,223	R$	12,630	R$	15,222
Wholesale		13,832		13,070		18,553

Total	R$	26,055		25,700	R$	33,775

Other Sources

We have obtained US dollar-denominated lines of credit with our correspondent banks to provide a source of trade finance funding for Brazilian companies. As of December 31, 2004, our total import and export funding was approximately R$2.0 billion, compared to R$2.5 billion as of December 31, 2003.

We borrow foreign currency in the international markets either by borrowing privately or issuing debt securities for the specific purpose of onlending such funds in Brazil to Brazilian corporations and financial institutions. These onlendings take the form of loans denominated in Brazilian currency indexed to the U.S. dollar. We believe we are one of the most active Brazilian financial institutions in the Eurobond market. As of December 31, 2004, we had approximately R$1.2 billion of securities outstanding in the Eurobond market, compared to R$2.6 billion as of December 31, 2003.

In 2003, Unibanco raised approximately US$1.4 billion in funding abroad through eight Eurobond issues, two securitization transactions, and one Tier II subordinate note offering.

In 2004, we raised approximately US$625 million in funding abroad through two Eurobond issues, two securitization transactions, and one subordinate note debt.

At December 31, 2004, we had R$5.4 billion outstanding in local and foreign onlendings, which consist primarily of real-denominated amounts borrowed from BNDES and FINAME, for loans extended to Brazilian clients for investments mainly in fixed assets, such as premises and equipment.

Technology

Technology is important to the execution of several components of our business strategy. We have invested heavily in technology, and we will continue to invest in new technology to enable us to retain and enhance our competitive position in various markets, and improve the quality of our services and controlling costs.

During 2004, we invested a total of R$193 million on technology. Principal projects included:

  enhancing IT processing capacity;

  consolidating back-office infrastructure; and

  expansion projects.

Competition

The market for financial services in Brazil, including banking, insurance and asset management, remains highly competitive. Since 1990, the banking industry in Brazil has experienced a period of consolidation. A number of banks were liquidated, many important state banks were privatized and many medium-sized private-sector banks were sold. As of December 31, 2004, there were 139 multiple-service banks, 24 commercial banks, 21 investment banks and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

Through the past years, the Brazilian industry banks have begun to face competition from foreign banks. Some U.S. banks, such as Citibank and Bank Boston, are becoming increasingly active in Brazil. Other foreign banks such as HSBC, ABN-AMRO, Banco Santander Centro Hispano have also entered the Brazilian market through acquisitions.

Banco Bradesco and Banco Itaú are the two largest private-sector banks in Brazil in terms of assets, followed by Unibanco, Banco Santander-Banespa, Banco ABN AMRO Real, Banco Safra and HSBC Bamerindus. We expect that the recent acquisition and partnership in the Brazilian banking market will increase competition in the retail sector , mainly in the consumer finance segment.

We also face competition from public sector banks, some of which have a larger distribution network and larger customer base than the private-sector competitors. Public sector banks, the largest of which are Banco do Brasil and Caixa Econômica Federal, accounted for 36.3% of total lending in the Brazilian banking system as of December 31, 2004, compared to 38.9% as of December 31, 2003. Public-sector banks operate within the same legal and regulatory framework as the private-sector banks and have a strong presence as private-sector banks in the retail sector.

Credit Cards and Consumer Finance

The Brazilian credit card market is highly competitive, consisting of approximately 33 credit card issuers of varying sizes. The primary competitors of Unicard and HiperCard are Credicard, Banco Itaú, Banco do Brasil, Banco Bradesco, Santander and Banco ABN AMRO Real. We believe that the primary competitive factors are price (interest rate, cardholder fees and merchant fees), card distribution network, card acceptance and name recognition.

Co-branded cards, particularly with companies that offer rewards, discounts or mileage programs, such as airline companies, are increasingly being adopted by credit card companies to expand their client base.

Post-dated checks also compete with credit cards. They are a popular mean of term payment in Brazil by which customers pay for merchandise and services with future dated bank checks, effectively allowing payment over a longer term. However, we believe that credit cards will gradually replace post-dated checks as the primary method of term payment because of their convenience, safety and growing acceptance.

Consumer finance companies, while targeting different economic segments of the population than banks generally do, are likely to continue expanding their credit card activities. We believe the majors competitors for Fininvest are Losango, a company acquired by HSBC, Banco Zogbi and Finasa, both acquired by Bradesco, Taií, Itaú`s consumer finance division, and many small independent companies.

Asset Management and Private Bank

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

The Private Bank industry is also dominated by the largest commercial banks with some competition coming from both family offices and investment management boutiques. In Brazil, our key competitors are Citibank, Banco Itaú, Banco Bradesco, Banco Safra, HSBC, ABN, BankBoston and Banco Santander, while in our offshore operations, in addition to the local competitors, banks such as JP Morgan Chase, UBS, Merrill Lynch, Morgan Stanley, Crédit Suisse First Boston and the Swiss private banks (Lombard Odier Darier Hentsch, Mirabaud, Julius Baeur, Pictet, among others) also have a strong presence.

Insurance and Pension Plans

The Brazilian insurance and pension plans market is highly competitive. The total insurance and pension plans market in 2004 represented R$53.8 billion in premiums written and pension contribution. The ten largest insurance groups represented 79.1% of the insurance market as of December 2004. As of December 2004, UASEG and AIG Brasil, on a combined basis, had a 7.8% share of the insurance market, and Prever had a 8.1% share of the pension plans market, representing a total market share of 7.9% in insurance and pension plans. Although companies that operate nationwide underwrite the majority of the business, we also face competition from certain local or regional companies in various markets that may have a relatively cheaper cost structure or specialization in certain niches. We believe that our main competitive advantages are our strength, strong partnership with international company brand name recognition, quality of services and competitive rates.

THE BRAZILIAN BANKING INDUSTRY

General

The Brazilian government controls some commercial banks and other financial institutions which play an important role in the Brazilian banking industry. These institutions hold a significant portion of the banking system’s total deposits and total assets and they have a stronger presence in markets such as residential mortgage and agricultural lending than private sector banks. In addition, the development banks act as regional development agencies.

Public Sector

The three main public financial institutions controlled by the Brazilian government are:

  Banco do Brasil, which provides a full range of banking products to both the public and private sectors. Banco do Brasil is the largest commercial bank in Brazil and the primary financial agent of the Brazilian government;

  BNDES, a development bank which provides medium- and long-term financing to the Brazilian private sector, mainly in the industrial sector. BNDES provides funding both directly and indirectly through onlending by other public and private sector financial institutions; and

  Caixa Econômica Federal, which is involved principally in deposit-taking and provides financing for housing and urban infrastructure.

Private Sector

The following are the most important types of private sector financial institutions:

  multiple-service banks, such as Unibanco, which are licensed to provide a full range of commercial banking, investment banking (including securities underwriting and trading), consumer finance and other services;

  commercial banks, which are primarily engaged in wholesale and retail banking and are particularly active in taking demand and time deposits and lending for working capital purposes; and

  investment banks, which are principally engaged in underwriting securities and structured transactions.

REGULATION AND SUPERVISION

Principal Regulatory Bodies

The National Financial System is composed of the following regulatory and inspection bodies:

  the National Monetary Council (Conselho Monetário Nacional), or CMN;

  the Central Bank (Banco Central);

  the Securities Commission (Comissão de Valores Mobiliário), or CVM;

  the Private Insurance Superintendency (Superintendência de Seguros Privados), or SUSEP; and

  the Complementary Pension Secretariat.

The CMN, the Central Bank and the CVM regulate the Brazilian banking industry.

We summarize below the main functions and powers of each of these regulatory bodies:

National Monetary Council

•	establishes currency and credit policies

•	controls lending and capital limits

•	approves monetary budgets

•	establishes foreign exchange and interest rate policy

•	oversees activities related to the stock exchange markets

•	regulates the constitution and operation of financial institutions

•	grants authority to the Central Bank to issue currency and establishes reserve requirement levels

•	establishes general directives to the banking and financial markets

Central Bank			Securities Commission

•	implements the currency and credit policies established by the National Monetary Council		•	implements and regulates the securities and exchange policies established by the National Monetary Council

•	controls and supervises all public and private sector financial institutions by:		•	controls and supervises the Brazilian securities market by:

•	having the power to authorize and approve:		•	having the power to approve, suspend and cancel:

	•	the establishment and operation of financial institutions		• the registration of public companies

	•	capital increases by financial institutions		• the authorization for brokers and dealers to operate in the securities market

	•	the establishment of branches and

	facilities in Brazil and abroad	•	public offerings of securities

•	mergers and acquisitions of financial institutions

•	amendments to by-laws of financial institutions

•	establishment or relocation of the principal place of business of financial institutions

•	merger, spin-off or acquisition transactions resulting in the change of control of financial institutions

•	establishing:		•	supervising the activities of:

	•	minimum capital requirements		•	public companies

	•	compulsory reserve requirements		•	stock exchanges

	•	operational limits		•	commodities and futures exchanges

				•	market members

				•	financial investment funds and variable income funds

•	requiring the submission of:		•	requiring:

	•	annual audited financial statements		•	full disclosure of material events affecting the market

	•	semi-annual audited financial statements		•	annual and quarterly reporting by public companies

	•	quarterly revised financial statements

	•	monthly unaudited financial statements

•	requiring full disclosure of:		•	imposing penalties

	•	all credit transactions

	•	foreign exchange transactions

	•	export and import transactions

	•	any other related economic activity

•	imposing penalties

Legal Reform of the Brazilian Financial System - Amendment to the 1988 Brazilian Constitution

In May 2003, an Amendment to the Brazilian Constitution, or EC 40/03, was enacted to replace the existing restrictive constitutional provisions with a general permission to regulate the Brazilian financial system through specific laws. The enactment of EC 40/03 will allow the legislature to focus more closely on the different issues affecting the regulation of the financial system, which will hopefully lead to greater efficiencies within the financial system. The Brazilian Congress may now vote on several bills dealing with the regulation of the financial system. Congress would have been unable to do this absent the enactment of this constitutional amendment.

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

Restrictions on Risk Concentration

Brazilian law prevents financial institutions from concentrating risks in only one person or group of related persons. The law prohibits a financial institution from extending credit to any person or group of related persons in an aggregate amount equivalent to 25% or more of the financial institution’s adjusted shareholders’ equity. This limitation applies to all transactions involving extension of credit, including those involving:

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

Repurchase Transactions

Repurchase transactions (operações compromissadas) are transactions involving assets that are sold or purchased subject to the occurrence of certain conditions. Upon the occurrence of any such conditions, and depending on the terms of the particular agreement, the seller or the buyer may be obligated to repurchase, or resell the assets, as the case may be. The conditions triggering the repurchase or resale obligation vary from one transaction to the other, and typically must occur within a particular time frame.

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

Management of Third Party Assets

Asset management was historically regulated by the Central Bank and the CVM. In 2001, the regulation and supervision of both financial investment funds and variable income funds was transferred to the CVM. In 2002, the CVM and the Central Bank entered into a memorandum of understanding under which they agreed on the general terms and conditions for the transfer of such duties to the CVM. In 2004, the CVM enacted certain regulations which set out, on a consolidated basis, the rules applicable to financial investment funds and variable funds.

Only individuals or entities authorized by the CVM may act as managers of third party assets.

Financial institutions must segregate the management of third party assets from their other activities. These institutions must appoint an officer as the agent responsible for the management and supervision of the third party assets.

The Central Bank, except in very specific circumstances, has prohibited institutions that manage third party assets and their affiliated companies from investing in fixed rate income funds which they also manage. The CVM allows investments in equity funds. There are some rules regarding mutual funds portfolio diversification and composition, which aim to reduce exposure to certain types of risk.

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

Credit upon Payroll Discount

Since December 2003, employees regulated by the Consolidation of Labor Laws, or CLT, are entitled to authorize employers to discount directly from employees’ payroll amounts due under loans, financing and lease transactions, when the respective agreements permit such procedure. The employers shall transfer the amounts discounted from employees’ payroll to the institutions which have granted the credits to the employees, in accordance with the terms and conditions set forth in the respective loan, financing and/or lease agreements.

New Bankruptcy Law

In 2005 the Brazilian Congress enacted the new bankruptcy law, or New Bankruptcy Law, which regulates judicial recuperation, extrajudicial recuperation and bankruptcy of enterprises. The New Bankruptcy Law shall be effective as of June 10, 2005 and shall apply to financial institutions only with respect to the matters not specifically regulated by the intervention and extrajudicial liquidation regimes. It will not directly affect financial institutions, which continue to be subject to intervention and extrajudicial liquidation regimes according to specific legislation. See “- Bank Failure.”

Under the New Bankruptcy Law, in the event of bankruptcy, creditors’ credits shall rank, in order of repayment, as follows (a) labor credits, up to a certain limit for each employee and credits derived from labor accidents, (b) credits guaranteed by collateral, up to the value of such collateral, (c) tax credits, (d) credits with special privilege under Brazilian laws, (e) credits with general privilege under Brazilian laws, (f) other credits, (g) any penalties derived from agreements, taxes or criminal laws, and (h) subordinated credits.

The changes in the creditors ranking in the event of a bankruptcy is deemed to be favorable to Brazilian creditors, to the extent that the fiscal credits no longer have preference over financial institutions credits guaranteed by collateral. It is expected that such changes shall increase the granting of credit and promote further development in the Brazilian financial sector.

Furthermore, the Brazilian Tax Code has been amended to establish that in the event a person under bankruptcy or judicial recuperation proceeding disposes of its assets, the successor shall not be responsible for the tax debts incurred before the disposal. It is expected that such modification shall be favorable for the recuperation of the enterprises by means of the sale or disposal of part of their assets.

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

Independent Accountants and Audit Committee

All financial institutions must be audited by independent accountants. Independent accountants can only be hired if they are registered with the CVM, certified in specialized banking analysis by the Federal Board of Accounting (Conselho Federal de Contabilidade) and the Institution of Brazilian Independent Auditors (Instituto dos Auditores Independentes do Brasil) and if they meet several strict requirements that assure their independence. Moreover, financial institutions must replace their independent accounting firm at least every five consecutive fiscal years and former accountants can be rehired only after three complete fiscal years have passed since their prior service. Financial institutions must designate a senior manager to be responsible for compliance with all regulations regarding financial statements and auditing.

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

All financial institutions (i) with a reference capital or a consolidated reference capital equal to or greater than R$1 billion, (ii) managing third parties assets in an amount equal to or greater than R$ 1 billion or (iii) managing third parties assets and deposits in an aggregate amount equal to or greater than R$ 5 billion must have created, by July 1, 2004, an internal audit committee. The audit committee must be created pursuant to the financial institution’s by-laws and must be composed of, at a minimum, 3 individuals, at least one of whom is an expert in accounting and auditing. In accordance with the Brazilian law, the members of the audit committee may also be members of the board of directors of the institution and must meet certain requirements that ensure their independence. The audit committee must report directly to the board of directors and its main functions include:

  indicating the independent accountants to be elected by the board of directors;

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

  advising management on the adoption of internal controls and procedures; and

  meeting with management, independent accountants and internal accountants to verify their compliance with the audit committee’s recommendations.

Furthermore, it is permitted under Brazilian law, to create a sole audit committee for the whole group of companies. In this particular case, the audit committee shall be responsible for every and each financial institution pertaining to the same group which falls within the requirements set forth in the paragraph above.

The independent accountants and the audit committee must immediately communicate to the Central Bank any event that may materially adversely affect the financial institution’s status, including material non-compliance with applicable regulation and fraud. See “Item 16.C. Audit Committee Financial Expert”.

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

Under the Central Bank regulation, the net worth, or Reference Capital, of Brazilian financial institutions is represented by the sum of Tier 1 and Tier 2 capital and is taken into consideration for the purposes of defining their capital adequacy.

  Tier 1 capital corresponds to net worth plus positive result account minus (1) negative result account, excluding revaluation reserves, contingency reserves and special profit reserves related to mandatory dividends not yet distributed, and (2) amounts related to preferred cumulative stock and preferred redeemable stock.

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

Capital Structure

Financial institutions must be organized as corporations. As corporations, they are subject to all the provisions of Brazilian Corporate Law and, if they are registered as public companies, to the supervision of the CVM.

Financial institutions may divide their capital into voting and non-voting shares, although, non-voting shares may only represent up to 50% of their total capital.

Treatment of Overdue Debts

Under Central Bank regulations, banks have to classify their loan transactions with companies into 9 (nine) categories, ranging from AA to H, in accordance with their risk. Risk assessment includes an evaluation of the borrower, the guarantor and the relevant loans. Credit classifications are determined in accordance with Central Bank criteria relating to:

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

A loan may be upgraded if it has a credit support or downgraded if in default. Banks must write-off loans six months after they are ranked H.

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
____________________________________ (1) In the case of loans with a maturity in excess of 36 months, the period is doubled.

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
Central Credit Risk System

Financial institutions are required to provide information to the Central Bank concerning the extension of credit and guarantees rendered to clients. The information is used to:

  strengthen the Central Bank’s supervisory capacity; and

  make information concerning debtors available to other financial institutions (however, other institutions can only access information subject to client’s authorization).

If the aggregate amount of a client’s transactions exceeds R$5,000.00 or in case of transactions of a single client in an amount equal to or greater than US$ 5,000,000.00, the financial institution must provide the Central Bank with:

  the identity of such customer;

  a breakdown of such customer’s transactions, including any guarantees rendered by the bank with respect to his obligations; and

  information regarding the client’s credit risk classification based on the credit risk classification policy described above.

For transactions that, in the aggregate, are below or equal to R$5,000.00, the financial institution must only report the total amount of transactions per client.

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

Other than in the circumstances described above, information protected by bank secrecy laws can only be furnished in compliance with a court order or an order by a Congress Inquiry Committee , or CPI.

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

Taxation of Financial Transactions

Temporary Contribution on Financial Transactions (CPMF)

The Temporary Contribution on Financial Transactions (Contribuição Provisória sobre Movimentações Financeiras), or CPMF, is a tax imposed on any type of financial transaction, with certain limited exemptions. The current rate of the CPMF is 0.38% and shall be in effect until December 31, 2007. On 2004, a law created the so called “Investment Deposit Accounts”, which are investment accounts that allow investors to make money transfers without paying CPMF.

The Brazilian government may change the applicable rate at any time, subject to the limits established by the Federal Constitution.

The CPMF is generally levied upon any debit to bank accounts. This creates an incentive for clients to reduce transactions in the financial system and short-term investments.

Increases in PIS and COFINS Tax Rates

In May 2003, the Brazilian Congress approved an increase in the rate of the Contribuição para Financiamento da Seguridade Social, or COFINS, payable by the financial services sector. The Programa de Integração Social, or PIS, and COFINS were previously imposed on our gross revenues at a combined rate of 4.65% . As part of the Brazilian tax reform, in February 2004, the COFINS rate for non-financial companies has increased from 3% to 7.6%, resulting in a combined rate of 9.25% . These increases affect us less directly, as only certain of our consumer finance subsidiaries are considered to be non-financial institutions for the purposes of COFINS and PIS. The Brazilian government recently eliminated the rate of the PIS and COFINS on the revenues resulting from financial intermediation received by legal entities which are subject to the non-cumulative PIS and COFINS regime. The elimination of this rate is not applicable to revenues derived from interest over capital.

Tax on Financial Transactions (IOF)

The Tax on Financial Transactions (Imposto sobre Operações Financeiras), or IOF, taxes four different types of transactions at different rates. At present, actual rates are much lower than their legal limit.

Generally the IOF is imposed upon the following transactions, at the following rates:

	Transaction	Maximum legal rate		Present rate

1.5% per day
•	credit extended by financial institutions and non financial entities		•	up to 0.0041% per day depending on the transaction

1.5% per day
•	transactions relating to securities and transactions involving gold as a financial asset		•	0.5% per day for investment funds of any type (1)
			•	0% on transactions with equity securities
			•	1% on transactions with fixed income securities (2)

25%
•	insurance transactions entered into by insurance companies		•	2% for health insurance
			•	7% for all other types of insurance (3)

25%
•	foreign exchange transactions		•	0% (general rule)
			•	2% on credit card transactions
			•	5% for remittances from abroad that will remain in Brazil for a period lower than or equal to 90 days

____________________________________
(1)	There are exceptions relating to real estate funds and to funds which invest in “emerging companies” (fundos de investimento em empresas emergentes).
(2)	There are several exceptions which are taxed at 0%, including transactions by financial institutions, by portfolios of investment funds and by government entities.
(3)	There are several exceptions which are taxed at 0%, including reinsurance transactions, export insurance and governmental insurance.

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

The Consumer Defense Code and the Banking Client Defense Code

In 1990, the Brazilian Consumer Defense Code was enacted to establish rigid rules to govern the relationship between product and service providers and consumers and to protect final consumers. In May, 2004 the Brazilian Supreme Court of Justice ruled that the Brazilian Consumer Defense Code also applies to transactions between financial institutions and their clients. We are not in a position, at this stage, to predict the impact that this will have on the Brazilian banking system. Financial institutions are also subject to specific regulation of the CMN, which specifically regulates the relationship between financial institutions and their clients.

The New Civil Code

A new Brazilian Civil Code, or the New Civil Code, took effect on January 11, 2003 and replaced the prior Civil Code and substantial parts of the Commercial Code. The New Civil Code is wide-ranging in application, governing individuals, corporations and other legal entities, and has provisions which affect, among others, contracts, including guarantees, property, family and succession law.

Contractual obligations and guarantees entered into before January 11, 2003 will continue to be governed by the prior Civil Code solely in relation to their existence and validity; although the effects of such agreements as of January 11, 2003 are governed by the New Civil Code. The changes under the New Civil Code have not had a material impact on our business.

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
Temporary Special Administration Regime

In addition to the aforesaid procedures, the Central Bank may also establish the Temporary Special Administration Regime (Regime de Administração Especial Temporária), or RAET, which is a less severe form of Central Bank intervention in private and non-federal public financial institutions and which allows institutions to continue to operate normally.

The RAET may be imposed by the Central Bank in the following circumstances:

  the institution continually participates in transactions contrary to the economic and financial policies established by federal law;

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

Brazilian Payment and Settlement System

The rules for the settlement of payments in Brazil are based on the guidelines adopted by the Bank of International Settlements, or BIS, and the Brazilian Payment and Settlement System began operating in April 2002. The Central Bank and CVM have the power to regulate and supervise this system. Pursuant to these rules, all clearing houses are required to adopt procedures designed to reduce the possibility of systemic crises and to reduce the risks previously borne by the Central Bank. The most important principles of the Brazilian Payment and Settlement System are:

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

Supervision in Other Jurisdictions

We have branches, subsidiaries and representative offices in several foreign jurisdictions, including New York, Miami, Luxembourg, Paraguay and the Cayman Islands.

The Central Bank exercises global consolidated supervision over such branches, subsidiaries and representative offices. Furthermore, in most cases, we had to obtain governmental approvals from local central banks and monetary authorities in such jurisdictions before commencing business and in all cases we are subject to local authorities’ supervision.

Insurance Market

Principal Regulatory Entities

Two regulatory agencies oversee the Brazilian insurance system: the National Private Insurance Council (Conselho Nacional de Seguros Privados), or CNSP, and the SUSEP. The SUSEP is responsible for implementing and supervising the CNSP’s policies and ensuring compliance by insurance companies and brokers.

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

Insurance companies (i) with adjusted net worth greater than R$ 500 million disclosed in the financial statements for each of the two previous years, or (ii) technical provisions greater than R$ 700 million as disclosed in the financial statements for each of the two previous years must appoint internal audit committees.

Insurance companies which are part of financial groups, such conditions are applied considering all of the insurance companies under the same group. Additionally, insurance companies which are part of a financial group may have a single audit committee for the group, in order to comply with the responsibilities of the insurance companies.

Reinsurance

The regulation of reinsurance transactions in Brazil has traditionally been the domain of IRB-Brasil Resseguros S.A., or IRB, a government-controlled entity which enjoyed a monopoly over the Brazilian reinsurance market from 1932 through 1996. In 1996, the monopoly was formally eliminated. Pursuant to a law enacted in 1999, the IRB was to be privatized and its regulatory powers transferred to SUSEP. However, the constitutionality of this law is being challenged before the Supreme Court. As a result, until the Supreme Court renders a final decision in this matter, the IRB will not be privatized and shall remain as the reinsurance regulatory body in Brazil. All risks in excess of the companies’ maximum retention limits established by the SUSEP must be compulsorily reinsured or co-insured. According to industry practice, insurance companies also voluntarily reinsure or co-insure a portion of their exposure, regardless of whether they meet the maximum retention limits.

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

Foreign Participation in the Insurance Market

There is currently no rule restricting foreign investment in insurance companies. The direct participation of foreign companies (as well as those of private Brazilian companies) in the reinsurance market may be regulated by a pending implementing law.

Securities Market

The Brazilian securities market is regulated by the CMN and the CVM. Current regulations impose several obligations on publicly traded corporations, such as:

  registration requirements;

  disclosure obligations;

  insider trading prohibitions;

  special qualification requirements for managers; and

  rules protecting minority shareholders.

For a discussion of the main provisions of Brazilian Corporate Law regarding protection to minority shareholders and requirements on publicly traded corporations, see “Item 10.B. Memorandum and Articles of Association”.

4.C. ORGANIZATIONAL STRUCTURE

The following chart sets forth information, as of April 30, 2005, regarding our significant subsidiaries and affiliates or Group(1) (2):

1.	The percentages refer to the participation in total capital, which is equal to the voting capital held, unless otherwise noted.
2.	All corporations have been incorporated in Brazil unless otherwise noted.
3.	This percentage does not include treasury shares.
4.	The percentage of the voting capital held is 96.598%.
5.	New name of Banco1.net.
6.	The percentage of the voting capital held is 100.000%.
7.	These corporations are mainly controlled by Unipart Participações Internacionais Ltd.
8.	The percentage of the voting capital held is 52.758%
9.	These corporations are mainly controlled by Unibanco AIG Seguros S.A.
10.	New name of Phenix Seguradora S.A.
11.	The percentage of the voting capital held is 49.996%.
12.	The percentage of the voting capital held is 16.501%.

4.D. PROPERTY, PLANT AND EQUIPMENT

Our principal executive offices are located in São Paulo, Brazil. We own a portion of these offices and lease the remainder. The main offices, which we own, and the main activities carried on in each of them are:

  Unibanco Building (total area of 32,093 m2): Principal executive offices and main administrative offices;

  CAU, or Unibanco Administrative Center (total area of 45,673 m2): Data Processing Center, Information Technology, Accounting and Human Resources;

  Barão de Iguape Building (total area of 25,886 m2): Back-offices and 30 Hours Telephone Center; and

  Boa Vista Building (total area of 13,206m2 ): Back-offices.

We also have a number of other administrative offices in the main Brazilian cities, most of which are leased.

Of our total branches, 5.2% are owned by Unibanco and 94.8% are leased. We lease most of our branches under renewable leases with terms averaging five years.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2002, 2003, and 2004 and the related notes thereto included in Item 19 of this Form 20-F, on which we have based this discussion and analysis. Our consolidated financial statements for the year ended December 31, 2004 have been audited by PricewaterhouseCoopers Auditores Independentes and for the years ended December 31, 2003 and 2002 have been audited by Deloitte Touche Tohmatsu, as described in their reports included herein.

Overview

In 2004, we celebrated our 80th anniversary with a solid position as the third largest Brazilian private financial group according to the Central Bank’s ranking of total assets.

We are a full service financial institution with assets of R$77,858 million as of December 31, 2004, providing a wide range of financial products and services to more than 18 million individual and corporate clients primarily throughout Brazil and also in foreign countries. Our mission is to actively contribute to Brazil’s economic development, fulfilling in a balanced manner the expectations, needs and interests of our clients, employees and shareholders. Our objective is to be a leading provider of services in each segment in which we operate, focusing on continuous pursuit of scale, profitability, efficiency maximization and excellence in human resources.

We operate our business in four segments: Retail, Wholesale, Insurance and Pension Plans and Wealth Management.

Our primary sources of revenues and expenses are:
  Interest income from our interest-earning assets including our loans, securities, federal funds sold and securities purchased under resale agreements and Central Bank compulsory deposits, among others;

  Interest expense from our interest-bearing liabilities, including our savings and time deposits, federal funds purchased and securities sold under repurchase agreements, short-term borrowings and long-term debt, among others;

  Provisions for loan losses based on the quality and size of our loan portfolio and reflecting our expectations regarding the ability of our customers to repay their loans;

  Non-interest income from fees and commissions, including banking tariffs and other fees and commissions from our credit card, asset management, capital markets and investment banking businesses, from trading income as realized and unrealized gains or losses on securities and derivatives transactions, from insurance premiums, private retirement plan and pension investment contracts, and from our equity in results of unconsolidated companies; and

  Non-interest expense from personnel and administrative expenses, insurance premiums, private retirement plan and pension investment contracts, contingent provisions and other taxes.

In 2004, we continued to grow organically and also engaged in new strategic transactions to expand our businesses.

In our Retail business segment, in May 2004, we acquired Crédito Financiamento e Investimento S.A., or Creditec, a consumer finance company with a significant presence in the Brazilian personal loans and consumer finance sector among middle and lower income customers, and with approximately 600,000 active clients at the time of the acquisition. By the end of 2004, we had converted all of the former 64 Creditec points of sale into Fininvest stores, increasing Fininvest’s distribution network. In March 2004, we acquired HiperCard Administradora de Cartão de Crédito Ltda, or Hipercard, a credit card company created in 1982 to extend private label credit services to Supermercados Bompreço. In August 2004, we established a partnership agreement with Sonae Distribuição Brasil S.A., or Sonae, a supermarket chain, for the creation of a financing company that will offer financial services to Sonae customers. In the same month, we acquired Lev Cred Serviços de Crédito e Cobrança S.A. and two months later, in October 2004, we acquired a customer database from Credicerto, both related to the consumer finance business. In November 2004, we increased our ownership of Banco1.net to 99.999% of the total equity and a month later we decided to discontinue the business, bringing approximately 72,000 clients of former Banco1.net to Unibanco.

In December 2004, we sold our equity interests in Credicard, a credit card issuer, as well as in Orbitall, a credit card processor. We sold our 33.3% interest in Credicard to Itaú and Citigroup, which each currently own 50% of Credicard’s capital stock. Citigroup and us also sold our respective 33.3% interests in Orbitall to Itaú. In connection with the sale of both equity interests, we received R$1,727 million in cash at the end of December 2004, generating earnings before taxes of R$1,574 million. After the transaction, we maintained our strong position in the credit card market with 17.5 million cards issued, including 8 million issued by our wholly-owned subsidiaries and 9.5 million private label cards. We also maintained our 31.9% equity interest in Redecard, a credit and processing company which contributed R$48 million to our net income in 2004.

In February 2005, we entered into an agreement with Wal-Mart to make Hipercard credit cards available for use in all Wal-Mart stores in Brazil.

In our Wholesale business segment, we announced, in June 2004, the acquisition of 100% of Banco BNL do Brasil, or BNL Brasil, from Banca Nazionale del Lavoro S.p.A., or BNL. At that time, BNL held a R$715.9 million credit portfolio and had 107,000 individual clients, 96,000 credit cards and 400 corporate clients. This transaction improved our ability to offer business opportunities and services to Italian companies in Brazil.

In our Insurance and Pension Plans business segment, in January 2004, we concluded the acquisition of Phenix Seguradora S.A., or Phenix, the insurance business of Fiat do Brasil S.A. In addition, in November 2004, we increased our indirect interest in Unibanco AIG Warranty S.A., or Unibanco AIG Warranty, to 70% by acquiring the 20% interest held by Multibrás S.A. Eletrodomésticos. Unibanco AIG Warranty offers extended warranty contracts for household appliances, among other things.

In addition to the acquisitions and partnerships mentioned above, since the second quarter of 2004 we have implemented important changes to our internal structure in order to enhance our business model. These changes include the election of a single CEO, the establishment of an Audit Committee, the creation of a Corporate Communications area, the installation of an independent Risk Management and Treasury department, the addition of new members to the Board of Directors, the restructuring of our Retail business (which now includes the middle market and cash management areas), and the assignment of new responsibilities to the CFO, such as operational back office and information technology.

On August 30, 2004, we effected a 100-to-1 reverse stock split of our and Unibanco Holdings’ common and preferred shares, including the preferred shares that comprise the Units. We believe that the reverse stock split will reduce operational costs and increase stock liquidity.

On March 21, 2005, we revitalized our brand with new colors and a new logo. Our logo, created in the 1960s, was redesigned to provide more movement and lightness to the brand. The new logo is primarily blue with some green, replacing our former official colors, black and white.

The following table shows our financial performance highlights for the years ended 2002, 2003 and 2004:

	Year ended December 31,

	2002	2003	2004

	(in millions of R$, except percentages)
Income before income taxes and minority interest	642	1,381	2,514
Net Income	803	873	2,063
Return on average equity	13.2%	13.4%	26.9%
Return on average assets	1.3%	1.4%	2.8%
Basel Capital Ratio	15.7%	18.6%	16.3%
Total Assets	71,988	66,047	77,858
Total Loans	25,254	26,039	31,377
Total Deposits	26,055	25,700	33,775
Shareholders’equity	6,245	6,754	8,572

The year of 2004 had two distinct phases. During the first half of the year, the Brazilian economy demonstrated signs of recovery and the downward spiral in interest rates was interrupted. The base interest rate for the Brazilian banking system established by the Central Bank, or SELIC base interest rate, was stabilized at 16.00% . The base interest rate is the benchmark interest rate payable to holders of certain securities issued by the federal government and traded at the SELIC. However, during the second half of the year, despite the consolidation of the economic recovery, particularly in industrial activity, concerns with increasing inflation initiated a new cycle of increases in the SELIC base interest rate, which reached 17.75% in December 2004. Over the year, the real appreciated by 8.1% against the U.S. dollar, closing at R$ 2.6544 per U.S. dollar on December 31, 2004. Inflation measured by the Consumer Price Index, or IPCA, and published by the Brazilian Institute of Geography and Statistics, or IBGE, in the twelve-month period ended December 31, 2004 was 7.6%, lower than the 9.3% posted in the previous year. Industrial production, as measured by the IBGE, was 8.3% higher in the twelve months of 2004 compared to the same period of 2003. Brazil’s indicative cost of sovereign borrowing, as measured by JP Morgan’s Emerging Market Bond Index, or EMBI Brazil index, closed December 2004 at 383 basis points, 80 basis points down from the end of December 2003, reflecting an improvement of the Brazil sovereign risk.

Our income before taxes and minority interest increased 82% in 2004 compared to 2003, mainly due to the sale of our equity interests in Credicard and Orbitall, which generated earnings of R$1,574 million before taxes, partially offset by higher level of non-interest expenses. Consequently, our net income grew by 136% in 2004 compared to 2003, also as a result of tax benefits and a lower tax impact, primarily attributable to different tax treatment of our gains (losses) from exchange variations on our investments in branches and subsidiaries offshore denominated in foreign currencies, or investments abroad, in which gains are not taxable and losses are non tax-deductible.

In 2004, each of our business segments contributed to our net income as follows: 80% from Retail, 8% from Wholesale, 7% from Insurance and Pension Plans and 5% from Wealth Management.

In July 2004, the Retail business segment joined the corporate restructuring, and began to implement a new business model intended to create greater synergy amongst different activities and businesses, covering products, distribution network, and consumers in the segment’s many sub-segments. Middle-market companies with sales of between R$40 million and R$150 million, which previously had been assigned to the Wholesale business segment, were added to the Retail’s portfolio of clients. In addition to synergy objectives, focusing on higher profitability and efficiency, the new business model aims to maintain the growth of various business lines including:

  commercial bank transactions made by individuals;

  commercial bank transactions made by companies with annual sales of up to R$150 million;

  credit card businesses; and

  consumer and auto finance transactions.

As part of the new business model, we introduced four significant Retail products in 2004: Tarifa Zero, in which service fee discounts are given depending on clients’ historical affiliation; Plano Único, a product combining the advantages of a traditional mortgage and the flexibility of a purchasing pool; consignment credit offerings to private or government employees with credit card usage and personal credit lines; and Superpoupe, a certificate of deposit first offered in May 2004 with a cost of funding that is lower than the cost of a traditional time deposit certificate. Our Superpoupe portfolio amounted to R$1,625 million as of December 31, 2004.

In our consumer and credit card business lines, our credit card company Unicard achieved a loan portfolio of R$1,708 million as of December 31, 2004, an increase of 60.4% compared to December 31, 2003, and 4.8 million cards issued, an increase of 9.1% compared to 2003. Hipercard posted a loan portfolio of R$1,100 million as of December 31, 2004 and had 2.7 million cards issued. Fininvest posted a loan portfolio of R$1,565 million as of December 31, 2004. During 2004, 142 new stores were opened, increasing the Fininvest distribution network to 253 stores and reaching over 11,000 points of sale.

Our auto financing business had R$3,682 million in its loan portfolio as of December 31, 2004. In addition to auto financing, we offer, in our branch network, vehicle purchasing pools managed by Unibanco-Rodobens and Consórcio Nacional Ford. In 2004, we sold over R$700 million of these purchasing pools.

Our Wholesale business segment continued to handle the business of large corporate clients with annual sales greater than R$150 million. In 2004, we integrated some branches of our domestic Wholesale network in order to optimize our distribution and better serve our clients, offering a higher level of customization and regionalization without interrupting the integration of our new products offerings, such as derivative products.

On December 31, 2004 we had a balance of US$1.6 billion in foreign trade finance transactions, resulting from import, export and international financing warranties. R$857 million was disbursed for BNDES export and/or import transactions, giving us the leading position in BNDES-exim ranking.

Our Wholesale capital markets, project finance, and financial advisory businesses were very active in 2004 and participated in the following major deals:

  lead coordinator of a R$878 million global offering of preferred stock of Gol Linhas Aéreas Inteligentes S.A., or Gol;

  coordinator of a R$1.2 billion issuance of Braskem S.A. debentures, one of the Brazilian market’s main debt capital market transactions in 2004 and a US$150 million debt issuance maturing in 2009 for Odebrecht Overseas Ltd., guaranteed by its controlling company Construtora Norberto Odebrecht S.A., or CNO;

  advisor to Companhia de Concessões Rodoviárias, or CCR, in connection with the acquisition of Viaoeste S/A, a road concession, for R$726 million. In another transaction, we advised Companhia Energética de Minas Gerais, or Cemig, in the capital increase of US$144 million of Gasmig S/A., originally controlled by Cemig;

  lead coordinator of a R$437 million public offering to Diagnosticos da America S/A, or DASA, the largest private diagnostic medicine company and the first healthcare company to be traded in Latin America;

  lead coordinator of the first shelf registered securities program in the Brazilian market, totaling R$1.5 billion; and

  lead coordinator of the second issue of Promissory Notes for the State of São Paulo Sanitation Company, or SABESP, totaling R$200 million, as well as of the securities program structured for SABESP and of the first tranche of this program, totaling R$600 million.

In our Insurance and Pension Plans business segment, UASEG and Unibanco AIG Previdência ranked fourth in consolidated terms, according to SUSEP, ANAPP and ANS, with a 7.8% market share, including extended warranty, according to ANS data as of December 2004. We also maintained our leadership in the property risks, D&O (Directors & Officers), aviation, petrochemical risks and extended warranty products.

Unibanco AIG Previdência ranked fourth in pension plan revenues, with a 9.1% market share, according to ANAPP, and reached the second highest position in accumulated sales on corporate pension plans, with total sales of R$823 million in 2004.

In our Wealth Management business segment, our subsidiary UAM ended December 2004 with R$27,765 million in assets under management and custody, 19.8% higher than in 2003. The year accounted for positive flow mainly from corporate, institutional and private clients. UAM held the fifth position in ANBID’s ranking of assets under management for third parties, achieving a market share of 4.8% in December 2004, compared to 4.6% in December 2003.

In December 2004, our Private Banking segment posted a 9.9% increase in its assets under management compared to December 2003, leading it to the second highest position in the ANBID’s ranking and reaching a market share of 9.3% .

In 2005, we expect a positive outlook for Brazil with economic growth which could generate larger credit operations. Net interest spreads in banking operations tend to fall in this type of environment, since sustained economic growth leads to higher payment capacity of borrowers and lower credit risk for creditors. However, we believe the diversification of our products and services, as well as the growth of our individual and corporate client base, particularly in the consumer finance and middle market segments, should enable us to increase economies of scale and cross-selling opportunities among our different business segments, and thus enhance our profitability in the future.

Macroeconomic Factors Affecting Our Financial Condition and Results of Operations

Our earnings and businesses are affected by general economic conditions, performance of financial markets, interest rates, currency exchange rates, changes in laws, regulations and policies of the Central Bank, and competitive factors on a global, national and regional basis. Since the majority of our customers are Brazilian, our financial condition and results of operations are mainly dependent on Brazilian economic conditions. For example, changes in the Brazilian economy, which adversely affect the ability of customers to repay their credits, such as high levels of inflation and consequently interest rates, may affect our financial condition and results of operations. Moreover, we are also affected by changes in the value of the real relative to the U.S. dollar and other foreign currencies, since we have assets and liabilities denominated in or indexed to foreign currencies, primarily the U.S. dollar. For additional information, see “Item 5. Operating and Financial Review and Prospects - Macroeconomic Factors Affecting Our Financial Condition and Results of Operations -Effects of Depreciation or Appreciation of the Real on Our Financial Condition and Results of Operations” and “Item 5. Operating and Financial Review and Prospects - Macroeconomic Factors Affecting Our Financial Condition and Results of Operations - Effects of Interest Rates on Our Financial Condition and Results of Operations”.

Brazilian Economic Environment

The following table shows, for the periods indicated, the main Brazilian macroeconomic indicators:

	For the Year Ended
	December 31,
	2002	2003	2004

Real GDP growth (1)	1.5%	0.5%	5.2%
Inflation rate (2)	26.4%	7.7%	12.1%
Inflation rate (3)	12.5%	9.3%	7.6%
Currency exchange rate (R$/US$) (4)	3.5333	2.8892	2.6544
SELIC interest rate (4)	25.0%	16.5%	17.8%
Average interbank deposit interest rate (5)	19.1%	23.3%	16.2%

(1)	Source: Brazilian Institute of Geography and Statistics (IBGE)
(2)	Source: IGP-DI, as published by the Fundação Getúlio Vargas (FGV)
(3)	Source: IPCA, the Consumer Price Index published by IBGE
(4)	Source: Central Bank of Brazil
(5)	Source: Central de Liquidação e Custódia de Títulos Privados (CETIP)

The following charts show, for the periods indicated, the real/U.S. dollar currency rate and the SELIC base interest rate:

2002. The Brazilian economy deteriorated in 2002, primarily due to the political uncertainty relating to the Brazilian presidential election. During 2002, the real/U.S. dollar exchange rate fluctuated between a high of R$3.8949 per U.S. dollar and a low of R$2.2709 per U.S. dollar. In October 2002, the Central Bank began to increase the SELIC base interest rate from 18% in September 2002 to a high of 25% in December 2002. After the new government elections in November 2002, signs that the economic policy guidelines of the previous government would be maintained led to a decrease in the perception of Brazilian country risk as indicated by the drop in Brazil’s indicative cost of sovereign borrowing, according to JP Morgan’s Emerging Market Bond Index, or EMBI, from a high of approximately 2,400 basis points in October 2002 to approximately 1,500 basis points in December 2002. Inflation for 2002 was 26.4% and 12.5%, as measured by the IGP-DI and IPCA, respectively. GDP growth for 2002 was 1.5% . At December 31, 2002, the exchange rate was R$ 3.533 per U.S. dollar.

2003. Following the new government's taking office in January 2003, the Brazilian economy stabilized as it became more certain that the new government would maintain the primary economic policy guidelines of the previous government.

The stabilization of the economy was partly due to the government’s decision to shift the primary surplus from 3.75% of GDP in 2002 to 4.25% in 2003, alleviating concerns about fiscal irresponsibility, as well as the Central Bank's decision to temporarily increase interest rates. The Central Bank increased the SELIC base interest rate to a high of 26.5% in February 2003 and subsequently reduced the SELIC base interest rate eight times to 16.5% in December 2003.

During 2003, the government advanced proposals to reform the tax and social security systems, contributing to a decrease in the perception of Brazilian country risk. The Brazilian EMBI decreased from 1,500 basis points in December 2002 to 463 basis points at December 31, 2003. The Brazilian inflation rate, as measured by the IPCA, dropped from 12.5% in 2002 to 9.3% in 2003. Also measured by the IGP-DI, the Brazilian inflation rate declined from 26.4% in 2002 to 7.7% in 2003. The real appreciated against the U.S. dollar by 18.2% for the year ended December 31, 2003, compared to a depreciation of the real by 52.3% in 2002. At December 31, 2003, the exchange rate was R$2.8892 per U.S. dollar.

2004. The year of 2004 had two distinct phases. During the first half of the year, the downward cycle in interest rates ceased and the SELIC base interest rate stabilized at 16.00% . During the second half of the year, there was a new cycle of increases in the SELIC base interest rate.

The risk of increasing inflation again became a concern in the first half of the year, due to the supply shock generated by the upward trend in international commodity prices. There was also the impact of foreign exchange pressure on expectations of inflation. The foreign accounts of the Brazilian economy, boosted by the very strong trade balance, helped maintain strong liquidity in the foreign exchange market.

The trend in the second half of 2004 was the consolidation of the economic recovery, especially in industrial activity. At the same time, inflation concerns continued to grow, leading the Central Bank to increase the SELIC base interest rate gradually, from 16.00% in September 2004 to 17.75% in the December 2004 meeting of the Monetary Policy Committee, or COPOM.

In September 2004 the government announced an increase in the consolidated primary surplus target, from 4.25% to 4.5% of GDP, and the Central Bank adjusted the 2005 IPCA inflation target from 4.5% to 5.1%. The primary surplus is the difference between government revenue and government spending excluding the payment of interest on public debt.

The internal situation created by the ongoing external adjustment was intensified by the powerful fiscal result for the first ten months of the year, with a primary surplus of 5.59% of GDP, strengthening the credibility of Brazil’s fiscal policy. These results in the public accounts were sufficient to keep the debt/GDP ratio declining over the course of the year, reaching 51.8% on December 31, 2004, compared with 57.2% on December 31, 2003.

Exports produced growing monthly trade surpluses. In the twelve-month period ending in December 2004, Brazil posted a trade surplus of US$33.7 billion.

The combination of vigorous exports, the continuously increasing credibility of fiscal policy and improvements in external and domestic solvency indicators helped reduce the perception of Brazilian sovereign risk: the EMBI Brazil index closed December 2004 at 383 basis points, a decrease of 80 basis points from the end of December 2003.

In spite of this, rollovers of private sector external debt remained at modest levels as companies voluntarily reduced their external liabilities. The accompanying outflow of foreign currency did not adversely affect the liquidity of the foreign exchange market, with foreign exchange trade flows keeping their strength over the whole year. During 2004, the real appreciated by 8.1% against the U.S. dollar, closing at R$2.6544 per U.S. dollar on December 31, 2004.

IPCA inflation in the twelve-month period ended December 31, 2004 was 7.6%, lower than the 9.3% posted in 2003.

 Industrial production, as measured by the IBGE, was 8.3% higher in the twelve-month period ended December 31, 2004 compared to 2003.

2005 through the end of May. The Central Bank continued to increase the SELIC base interest rate from 17.75% at the end of 2004 to 19.75% in May 2005. The IPCA index posted inflation of 2.7% through May of 2005, compared with 2.2% in the same period of 2004. Industrial production in the first quarter of 2005 was 6.26% lower than in the first quarter of 2004. The public accounts continued to post a primary surplus, totaling 7.26% of GDP from January to May of 2005. At the end of May 2005, the real had depreciated by 9.44% from the end of 2004. The trade balance continued to be strong, with a surplus of US$8.3 billion over the first quarter of 2005 compared to a surplus of US$6.2 billion during the same period of 2004. In addition, perception of Brazil’s sovereign risk deteriorated slightly: the EMBI Brazil index at the end of May of 2005 was 418 basis points, or 35 basis points higher than at the end of 2004.

In spite of the increase of the SELIC base interest rate by 325 basis points from September 2004 through March 2005, we believe the outlook for the Brazilian economy is positive, with continuing economic growth, which will generate an attractive environment for new investments and improvements in the payment capacity of economic agents, consequently reducing risk for creditors, which we expect will provide a favorable environment to expand credit volume, albeit with lower spreads. In recent years, we have made several acquisitions and investments to expand our client base and develop a strong distribution network throughout the country, which has helped us consolidate our competitive position in the Brazilian market and prepare to face future challenges.

Effects of Depreciation or Appreciation of the Real on Our Financial Condition and Results of Operations

The depreciation or appreciation of the real affects our net income, since substantial portions of our assets and liabilities are denominated in or indexed to foreign currencies, primarily the U.S. dollar.

When the real depreciates, we incur losses on net income from our liabilities that are denominated in or indexed to foreign currencies, such as U.S. dollar-denominated short-term borrowings and long-term debt, as the carrying value and interest expense measured in reais increases. At the same time, we experience gains from our assets that are denominated in or indexed to foreign currencies, such as U.S. dollar-indexed marketable securities and loans, as the carrying value and interest income measured in reais also increases.

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

Effects of Interest Rates on Our Financial Condition and Results of Operations

Increases in the Brazilian interest rate may affect our interest income as interest rates on our interest-earning assets also increase. On the other hand, our interest expense may also be affected as interest rates on our interest-bearing liabilities increase.

Typically, increases in the interest rate enable us to increase our revenues from credit operations due to higher net interest spreads on these operations. However, increases in the interest rate could adversely affect our results and loan portfolios by reducing demand for credit and increasing the risk of customer default. On the other hand, decreases in the interest rate could decrease our revenues from credit operations due to lower spreads. This decrease in revenues may be offset by an increase in the volume of credit due to increased demand for credit.

Effects of Inflation on Our Financial Condition and Results of Operations

Increases in the Brazilian inflation rate may affect our net income by increasing our costs and decreasing our operating margins if such inflation is not accompanied by an increase in interest rates. Moreover, inflation may contribute to increases in volatility in the market due to economic uncertainty, decreases in spending, lower real income growth and decreases in consumer confidence, which in turn could adversely affect our results of operations.

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

Percentages of compulsory requirements are applied over the amount of our deposits and the funds resulted are deposited in the Central Bank. As of December 31, 2002, 2003 and 2004, respectively, the compulsory deposit requirements were as follows:

  the rate of compulsory deposit requirements for demand deposits was 45%;

  the rate of compulsory deposit requirements for savings deposits was 20%;

  the rate of compulsory deposit requirements for time deposits was 15%; and

  the additional reserve requirements on time deposits, demand deposits and savings deposits were, respectively, 8%, 8%, and 10%.

The Central Bank applied the following changes on the compulsory deposit requirements over the last three years:

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

The compulsory deposits earn interest, except for the one required on demand deposits. On December 31, 2004, our reserve requirement on time deposits in the form of Brazilian government securities deposited with the Central Bank totaled R$108 million, our reserve requirement on demand deposits totaled R$955 million, our reserve requirement on savings deposits totaled R$1,258 million and our additional reserve requirements on demand, savings and time deposits totaled R$2,487 million.

Capital Adequacy

The Central Bank requires banks to comply with its regulations, which currently are similar to the Basel Accord with respect to capital adequacy, with a requirement of a minimum capital adequacy ratio of 11% of total capital to total risk-adjusted assets. The Central Bank also applies capital requirements on foreign currency exposure, on interest rate market risk and on credit swap risk, which are part of the determination of our capital adequacy ratio, or Basel ratio.

In October 2002, the Central Bank imposed higher capital requirements for banks’ foreign currency exposure, which is the net position of assets, liabilities and derivatives denominated in or indexed to foreign currency as a percentage of the bank’s adjusted capital. This regulation required us to allocate 100% of our capital for foreign currency exposure exceeding 5% of adjusted capital. Furthermore, the Central Bank reduced the maximum allowed foreign currency exposure from 60% to 30% of adjusted capital. In July 2003, the allocation of capital for foreign currency exposure was reduced from 100% to 50%. In summary, there is no requirement to allocate capital for exposure from 0% to 5% of adjusted capital; 50% of capital must be allocated for exposure between 5% and 30% of adjusted capital; and an exposure above 30% is not permitted and is subject to penalties imposed by the Central Bank.

In June 2004, the Bank for International Settlements Committee on Banking Supervision, or BIS, endorsed the publication of the International Convergence of Capital Measurement and Capital Standards: a Revised Framework, commonly known as Basel II. On December 9, 2004, the Central Bank, in Communication No. 12,746, expressed its intention on how to adopt Basel II in Brazil. The Communication indicates that the Central Bank intends to adopt Basel II gradually, with caution and appropriate adaptation to Brazilian needs in the coming years.

Loan Charge-offs

Our practice has been to charge off loans 360 days after the due date. As a result, our allowance for loan losses related to any loan remains on our books for that period until the loan is charged off.

Income Taxes

Our income taxes expenses consist of two components: the federal income tax and the social contribution. For the years of 2002, 2003 and 2004, the federal income tax was assessed at a rate of 25% and the social contribution at a rate of 9%.

Other Taxes

Since February 1999, the rate of contribution to the Programa de Integração Social, or PIS, relating to the promotion of the integration of employees in companies’ life and development, has been 0.65% of gross revenues. From February 1999 to September 2003, the rate of the Contribuição para Financiamento de Seguridade Social, or COFINS, relating to tax for social security financing, was 3% of gross revenues. In September 2003, the COFINS rate was increased to 4% of gross revenues for the financial services sector.

For non-financial companies and pursuant to Law No. 10,637, of December 30, 2002, the PIS rate increased from 0.65% to 1.65% . In addition, pursuant to Law No. 10,833 of December 29, 2003, in February 2004, the COFINS rate for non-financial companies increased from 3.0% to 7.6% and became non-cumulative. These increases affected a few of our consumer finance subsidiaries that are considered non-financial companies.

The Contribuição Provisória sobre Movimentações Financeiras, or CPMF, has been charged at the rate of 0.38% on certain financial transactions since June 1999.

Critical Accounting Estimates

In preparing our consolidated financial statements, we use management estimates, assumptions and judgments to account for certain assets, liabilities, revenues, expenses and other transactions, in accordance with U.S. GAAP. Actual results in future periods could differ from those estimates, assumptions and judgments, and consequently our reported results of operations may be affected.

The following is a brief description of the more critical estimates, assumptions and judgments in the application of our accounting policies under U.S. GAAP.

Allowance for Loan Losses

We establish allowances for expected credit losses on a monthly basis by determining reserves through estimates and judgements. For each client rating, we determine a minimum allowance for corresponding expected losses using forecast models that consider, among other things, recent loss experience, current economic conditions, the risk characteristics of the various classifications of loans, the fair value of the underlying collateral, the probability of default and the loss given default rates in making this evaluation, as well as the size and diversity of individual credits.

Our Wholesale loans have distinctive characteristics and therefore are not evaluated as a homogeneous portfolio. Instead, the allowances are currently calculated based on the risk profile of each individual borrower, including, among other factors, financial history, cash flows, quality of management, relationship history, market conditions and other factors relating to credit risk.

Small-balance loans such as overdrafts, credit card loans, mortgage loans and consumer finance loans have similar characteristics and are managed using specialized systems and processes. We use a wide range of statistical tools to evaluate loans requests and client’s performance, which include credit and behavior scoring models. For additional information see Note 2(h) to our consolidated financial statements.

The volatility of the Brazilian economy may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Consequently, the actual loan losses could differ from our forecast models results or the allowance for loan losses may not be indicative of future charge-offs. The methodology for calculating the allowances for expected credit losses based on forecast models involves significant judgment and is dependent on the quality of the information available.

Our forecast models results are influenced by the risk profile of each credit operation that is classified within nine different levels of risk. For hypothetical sensitivity purposes, if our performing loans would be classified one level below in our forecast models, our allowance for loan losses would be increased by, approximately, R$76 million as of December 31, 2004. The analysis should not be considered as a reflection of our expectations for future determinations of risk classification or for future changes in the severity of losses.

Fair Value of Financial Instruments

Our financial instruments include fixed rate securities, equity securities, derivatives and other financial instruments. We carry our investments at fair value if they are considered to be available for sale or trading securities. For the majority of our portfolios, fair value is determined based on externally quoted prices. If externally quoted prices are not available, we determine the fair value by reference to the quoted market price of comparable instruments, or we discount the expected cash flows using market interest rates commensurate with the credit quality and maturity of the investments on internally developed pricing models based on independent sources of market information.

We believe we have a conservative policy regarding market risk exposure. The market risk exposure of our portfolio is independently supervised and controlled. Changes in the fair value of available for sale securities are recognized and included as a component of stockholders’ equity, unless the loss is considered to be other than temporary. Impairment losses that are considered other than temporary are recognized as losses in the period in which they occur. We conduct regular reviews to assess whether other than temporary impairment exists. For additional information see Notes 2(f), 7 and 8 to our consolidated financial statements.

Deterioration in economic conditions could adversely affect these values. Changes in the fair value of trading assets and liabilities, including our derivatives for trading purposes with our customers, derivatives qualified as fair value hedges, and derivatives not qualified as hedges (primarily derivatives used to manage our overall exposure to changes in interest rates and foreign currencies), are recognized in earnings. Changes in the fair value of derivatives qualified as cash-flow hedges are recognized as a component of stockholders’ equity.

Insurance Reserves

Reserves for insurance claims and claims expenses are charged as incurred. The reserves for claims and claims expenses represent the accumulation of estimates for reported claims and include provisions for claims incurred but not reported. The methods of determining such estimates and establishing the reserves, including unrecoverable reinsurance, are reviewed and updated regularly. Adjustments resulting thereof are recognized in earnings for the respective period. For additional information see Note 22(b) to our consolidated financial statements.

Income Taxes

In preparing our consolidated financial statements we are required to estimate income taxes, which involve an estimation of current tax expense together with an assessment of temporary differences. Temporary differences result from the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and this difference generates net deferred tax assets. Net deferred tax assets may also comprise tax loss carry forwards.

Our carrying value of net deferred tax assets assumes that we will be able to generate sufficient future taxable income based on an internal forecast model that uses estimates and assumptions. We evaluate the reliability of the deferred tax assets frequently. If these estimates and assumptions change in the future, we may be required to record valuation allowances against our deferred tax assets resulting in additional income tax expense in the consolidated statements. During the year ended December 31, 2002, 2003 and 2004, we recorded no valuation allowances related to our net deferred tax assets. For additional information concerning income taxes see Notes 2(q) and 18 to our consolidated financial statements.

Impairment of Long-lived Assets, Goodwill and Intangible Assets

Our balance sheet includes long-lived assets related to our premises and equipment, goodwill and intangible assets. Premises and equipment and intangible assets with finite useful lives are depreciated or amortized over their estimated useful lives. Useful lives are estimated based on the period that the assets will generate revenue. If circumstances and conditions indicate deterioration in the value of tangible or intangible assets, the book value will be adjusted and a loss will be recognized in earnings.

Statement of Financial Accounting Standards 142 “Goodwill and Other Intangible Assets”, or SFAS 142, provides that goodwill and identified intangible assets with indefinite useful lives shall not be amortized but shall be tested for impairment at least on an annual basis. In assessing the recoverability of goodwill and other intangible assets we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded based on the difference between the fair value and the book value. Goodwill was tested for impairment at December 31, 2002, 2003 and 2004, and no impairment charges were recorded in 2002 and 2003. In 2004, however, we recorded an impairment of R$35 million, mainly as a consequence of our decision to discontinue the reporting business unit of Banco1.net. In addition, we evaluated the useful lives of intangible assets at December 31, 2002, 2003, and 2004, and no impairment was recognized.

We assess impairment of our long-lived assets and intangible assets with finite useful lives in accordance with the requirements of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” when events and circumstances indicate that such impairment may exist. No impairment was recognized in 2002, 2003 or 2004.

Provisions for Litigation

We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter (in the case of tax and civil matters) or is based on average amounts paid during the immediately preceding 36 months (in the case of labor matters), in accordance with advice of counsel. We record provisions for contingencies only when we believe that it is likely that we will incur a loss in connection with the matter in dispute. Our policy is not to record a provision for litigation for administrative proceedings other than lawsuits in which our evaluation of loss is considered remote or possible. For administrative proceedings in which a loss is considered probable, our policy is to pay or, where we have opted to defend the claim, record a provision. The required reserves for these contingencies may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. These changes could result in a negative impact on future results and cash flows.

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

Our most significant unconsolidated companies during 2004 were:

  a 31.9% equity interest in Redecard S.A., one of the largest processors of debit and credit card transactions in Brazil;

  a 50.0% equity interest in Banco Investcred Unibanco, a consumer finance company; and

  a 50.0% equity interest in Luizacred, a consumer finance company.

For additional information concerning the contributions to our net income generated by unconsolidated companies, see “5.A. Operating Results - Results of Operations for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003 - Non-Interest Income” and “5.A. Operating Results - Results of Operations for the Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002 - Non-Interest Income” and Notes 2(j) and 11 to our consolidated financial statements.

5.A. OPERATING RESULTS

Overview

Unibanco Holdings, a corporation organized under Brazilian laws, controls Unibanco through its ownership of Unibanco shares. As of December 31, 2004, Unibanco Holdings held 96.6% of Unibanco outstanding common shares and 15.6% of Unibanco outstanding preferred shares, owning 59.4% of Unibanco’s total outstanding equity. Unibanco Holdings engages in no activities other than holding shares in Unibanco. As a result, the financial statements of Unibanco Holdings are similar to those of Unibanco in all material respects, except for the minority interest line of the balance sheet and income statement and the financing activities section of the cash flow statement. References herein to Unibanco consolidated financial statements also refer to the financial statements of Unibanco Holdings.

In our discussion of our operating results for 2004 compared to 2003 and 2003 compared to 2002 below, when we refer to changes from year to year being due to the “appreciation of the real”, we are referring primarily to the effects of the appreciation of the real described under “Item 5. Operating and Financial Review and Prospects - Macroeconomic Factors Affecting Our Financial Condition and Results of Operations - Effects of Depreciation or Appreciation of the Real on Our Financial Condition and Results of Operations”, as applicable. When we refer to changes from year to year being due to the “lower appreciation of the real”, we are referring to the fact that although we experienced in 2004 effects of appreciation that were similar to those we experienced in 2003, such effects were less pronounced because the percentage appreciation was lower in 2004.

In addition, we refer in our discussion of our operating results below to “average interest earned” and “average interest paid” on our interest-earning assets and interest-bearing liabilities, respectively. Average interest earned on assets denominated in or indexed to foreign currency is the yield on such assets, taking into account the effect of the depreciation or appreciation of the real on the carrying value of and interest on such assets when measured in reais. Average interest paid on liabilities denominated in or indexed to foreign currency is the yield on such liabilities, taking into account the effect of the depreciation or appreciation of the real on the carrying value of and interest on such liabilities when measured in reais.

During the years ended December 31, 2002, 2003 and 2004, respectively, the real depreciated by approximately 52.3%, appreciated by approximately 18.2% and appreciated by approximately 8.1%, against the U.S. dollar. When we refer to a specific percentage depreciation or appreciation of the real against the U.S. dollar in any year, we have derived such percentage by comparing the number of reais exchangeable for one U.S. dollar at the end of the given year to the number of reais exchangeable for one U.S. dollar at the end of the previous year, as reported by the Central Bank.

Results of Operations for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

The following table shows the principal components of our consolidated net income for 2003 and 2004:

	For the Year Ended
	December 31,

	2003		2004		% Change

	(in millions of R$)
Net interest income	R$	5,024	R$	5,774	14.9%
Provision for loan losses		(881)		(948)	7.6
Non-interest income		5,503		6,841	24.3
Non-interest expense		(8,265)		(9,153)	10.7

Income before taxes and minority interest		1,381		2,514	82.0
Income tax		(354)		(295)	(16.7)

Income before minority interest		1,027		2,219	116.1
Minority interest		(154)		(156)	1.3

Net income	R$	873	R$	2,063	136.3%

Our income before taxes and minority interest increased 82.0% in 2004 compared to 2003, mainly due to the sale of our equity interests in Credicard and Orbitall, which generated an income before taxes of R$1,574 million, partially offset by higher level of non-interest expenses.

 Our net interest income increased 14.9% mainly due to a better credit portfolio mix, with growth in loans to individuals and SMEs, which generate higher interest income. We also reached a better funding mix with the growth of the volume of deposits through Superpoupe. Our fee and commission income also increased mainly from banking tariffs and credit card fees. In addition, we implemented efficiency improvement actions to better control costs.

The net income increase of 136.3% was a result of the effect of growth in income before taxes and minority interest, as mentioned above, which was not followed by an increase in income tax expenses in 2004 due to Brazilian tax laws. Our income tax expenses decreased R$59 million or 16.7% in 2004 compared to 2003, mainly due to non-deductible foreign exchange losses on our investments abroad and tax benefits.

Our Retail business segment net income increased 250% in 2004 compared to 2003, mainly impacted by the sale of our equity interests in Credicard and Orbitall, which generated earnings of R$1,574 million before taxes, partially offset by higher level of non-interest expenses. Net interest income increased mainly due to the 57% growth in our loan portfolio, which was mostly driven by the acquisition of Hipercard and the growth of our loan portfolio to small companies, individuals and consumer finance. Fee and commission income increased, mainly as a result of the acquisition of Hipercard, which contributed to the total credit card fees increase of 29%. Our Retail provision for loan losses did not match the increase of our loan portfolio, which indicates an improvement in the credit quality of our borrowers. Personnel and administrative expenses increased 13.9%, mainly due to acquisitions, provisions for labor claims, bargaining agreements, annual adjustments of utilities expenses, and the expansion of our branches and Fininvest stores.

Our Wholesale business segment net income amounted to R$162 million, posting a decrease of 5.8% in 2004 compared to 2003, mainly as a result of additional provision for loan losses due to the increased credit risk of the communication and media sector clients.

Our Insurance and Pension Plans business segment net income increased 22% in 2004 compared to 2003, mainly as a result of changes in our portfolio mix due to the launching of and focusing on higher profitability products, and also as a result of tax benefits. The insurance, private retirement plans and pension investment contracts income amounted to R$1,775 million in 2004 compared to R$1,468 million in 2003, representing a 21% growth. Insurance and Pension Plans business segment expenses grew by 15.5% as a result of higher business activity. Insurance claims grew by 6% in 2004 compared to 2003, however the claims ratio (insurance claims over insurance, private retirement plan and pension investment contract income) decreased from 56% to 49% in 2004 due to better underwriting practices and a more rigorous expense control.

Our Wealth Management business segment net income amounted to R$104 million in 2004, maintaining the same level as 2003. The 20% increase of assets under management, from R$23,168 million in 2003 to R$27,765 million in 2004, compensated the reduction of fee income average rate from 1.3% in 2003 to 1.1% in 2004.

Net Interest Income

The following table shows the principal components of our net interest income for 2003 and 2004:

	For the Year Ended
	December 31,

	2003		2004		% Change

	(in millions of R$)
Interest income (1)	R$	9,355	R$	11,114	18.8%
Interest expense (2)		(4,331)		(5,340)	23.3

Net interest income	R$	5,024	R$	5,774	14.9%

______________________________
(1)	Interest income includes the interest on securities, loans, federal funds sold and securities purchased under agreements to resell securities, deposits in other banks and compulsory deposits.
(2)	Interest expense includes interest from customers and bank deposits, federal funds purchased and securities old under agreements to repurchase, short term borrowings and long term debt.

Interest Income

The following table shows the principal components of our average interest-earning assets and the average interest rate earned in 2003 and 2004:

	For the Year Ended
	December 31,

	2003		2004		% Change

	(in millions of R$)
Average interest-earning assets
Interest-bearing deposits in other banks	R$	2,678	R$	3,780	41.2%
Federal funds sold and securities purchased under resale agreements		7,953		10,518	32.3
Central Bank compulsory deposits		3,063		3,378	10.3
Trading assets		5,690		7,643	34.3
Securities available for sale		4,900		3,121	(36.3)
Securities held to maturity.		5,532		5,742	3.8
Loans		23,749		27,080	14.0
Other interest-earning assets		65		45	(30.8)

Total	R$	53,630	R$	61,307	14.3%

Average interest rate earned:		17.4%		18.1%

The following table shows how much of the increase in our interest income was attributable to changes in the average volume of interest-earning assets and how much was attributable to changes in the average interest earned, including the effects of the appreciation of the real, for 2004 as compared to 2003:

	2004/2003
	Increase/(Decrease)

	(in millions of R$)
Due to changes in average volume of interest-earning assets	R$	1,369
Due to changes in average interest earned		390

Net change	R$	1,759

In summary, interest income for 2004 increased R$1,759 million, or 18.8%, compared to 2003, principally due to:

  an increase in total average interest earning assets of 14.3% which resulted in a R$1,369 million interest income increase; and
  an increase in average interest earned of 70 basis points that generated a R$390 million interest income increase.

The increase in interest income was composed of the following primary components:

  a R$1,447 million increase in interest on securities;
  a R$357 million increase in interest and fees on loans;
  a R$83 million increase in interest on deposits in other banks;
  a R$108 million decrease in interest on Central Bank compulsory deposits;
  a R$16 million decrease in interest income on federal funds sold and securities purchased under resale agreements; and
  a R$4 million decrease in interest on other assets.

Interest on Securities. Interest income on securities (including trading, available for sale and held to maturity securities) increased from R$975 million in 2003 to R$2,422 million in 2004. During 2004, our average volume of securities was R$16,506 million, or 22.2% of total average assets, maintaining approximately the same level of 2003. On December 31, 2004, 32.8% of our securities portfolio was denominated in or indexed to foreign currencies, primarily the U.S. dollar, compared to 43.7% on December 31, 2003. As a result of lower appreciation of the real in 2004 compared to 2003, average interest earned changed as follows:

  trading assets average interest earned increased from 15.6% in 2003 to 18.1% in 2004;
  securities available for sale average interest earned increased from 12.0% in 2003 to 18.8% in 2004; and
  securities held to maturity average interest earned increased from negative 9.0% in 2003 to a positive 7.8% in 2004.

Interest and Fees on Loans. Interest income and fees on loans increased 5.8%, from R$6,138 million in 2003 to R$6,495 million in 2004, primarily as a result of an increase in the volume of our credit portfolio of R$5,338 million, or 20.5%, mainly from increases in Retail as a result of organic growth and strategic acquisitions in the consumer finance segment. This increase, combined with a lower volume of loans denominated in or indexed to foreign currencies, offset the effect of the appreciation of the real on average interest earned. Average interest earned decreased from 25.8% in 2003 to 24% in 2004. On December 31, 2004, 19.3% of our loan portfolio was denominated in or indexed to foreign currencies, primarily the U.S. dollar, compared to 22.9% on December 31, 2003.

Interest on Deposits in Other Banks. Despite the slight growth of 40 basis points on the average interest rate earned, interest income on deposits in other banks increased 50% from R$166 million in 2003 to R$249 million in 2004, as a result of a growth of 41.2% in the average volume of deposits in 2004.

Interest on Central Bank Compulsory Deposits. Despite an increase of 10.3% in the average volume of compulsory deposits in 2004, interest income decreased from R$512 million in 2003 to R$404 million in 2004, or 21.1%, primarily as a result of the lower average interest rate earned in 2004 compared to 2003. The average interest rate earned declined from 16.7% in 2003 to 12.0% in 2004, mainly due to the correlation with the SELIC base interest rate, which on average also declined in 2004.

Interest on Federal Funds Sold and Securities Purchased under Resale Agreements. Although the average volume of federal funds sold and securities purchased under resale agreements increased by 32.3% in 2004, interest income decreased from R$1,554 million in 2003 to R$1,538 million in 2004. This was a result of a decrease in the average interest rate earned from 19.5% to 14.6% respectively, mainly due to the correlation with the SELIC base interest rate, which on average also declined in 2004.

Interest Expense

The following table shows the principal components of our average interest-bearing liabilities and the average interest rate paid on those liabilities in 2003 and 2004:

	For the Year Ended
	December 31,

	2003		2004		% Change

	(in millions of R$)
Average interest-bearing liabilities
Time deposits	R$	16,752	R$	20,068	19.8%
Savings deposits		5,735		6,168	7.6
Deposits from banks		150		231	54.0
Federal funds purchased and securities
sold under repurchase agreements		6,426		8,874	38.1
Short-term borrowings		4,553		3,419	(24.9)
Long-term debt		12,067		12,584	4.3

Total	R$	45,683	R$	51,344	12.4%

Average interest rate paid:		9.5%		10.4%

The following table shows how much of the increase in our interest expense in 2004 was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest paid, including the appreciation of the real, in each case for 2004 as compared to 2003:

	2004/2003
	Increase/(Decrease)

	(in millions of R$)
Due to changes in average volume of interest-bearing liabilities	R$	858
Due to changes in average interest paid		151

Net change	R$	1,009

In summary, interest expense for 2004 increased R$1,009 million, or 23.3%, compared to 2003, principally as a result of:

  an increase in total average interest-bearing liabilities of 12.4% which resulted in an increase of R$858 million in interest expense; and
  an increase in average interest rate paid of 90 basis points, generating an increase of R$151 million interest expense.

The increase in interest expense was composed of the following primary components:

  a R$1,251 million increase in interest on long-term debt;
  a R$408 million increase in interest on short-term borrowings;
  a R$25 million increase in interest on federal funds purchased and securities sold under repurchase agreement; and
  a R$675 million decrease in interest on time and savings deposits.

Interest on Long-term Debt. Interest expense on our long-term debt increased from R$(302) million in 2003 to R$949 million in 2004, mainly due to the lower appreciation of the real in 2004 compared to 2003. As a result of the lower appreciation of the real, the average interest rate paid in 2004 on our long-term debt was a positive 7.5%, compared to a negative 2.5% in 2003. Additionally, the average volume of our long-term debt increased by 4.3% in 2004, with approximately 50% denominated in or indexed to foreign currencies. Lower gains on a portion of our long-term debt denominated in or indexed to foreign currency that acted as a global hedge to our investments abroad also contributed to the increase in interest expense. On these hedges we realized gains of R$154 million in 2004 compared to R$397 million in 2003.

Interest on Short-term Borrowings. Interest expense on our short-term borrowings increased from R$(444) million in 2003 to R$(36) million in 2004, despite a decrease in the average volume of short-term borrowings of 24.9% in 2004. The decrease in short-term borrowings was mainly due to the lower appreciation of the real in 2004 compared to 2003, which increased average interest paid from negative 9.8% in 2003 to negative 1.1% in 2004. The absence of gains on short-term borrowings, which acted as a global hedge to our investments abroad, compared to gains of R$101 million in 2003, also contributed to the interest expense increase.

Interest on Federal Funds Purchased and Securities Sold under Repurchase Agreements. The average volume of these liabilities increased R$2,448 million and the interest expense increased R$25 million in 2004. The increase in interest expense, resulting from the increase in volume of liabilities, was partially offset by a decrease in average interest rates paid, from 17.8% in 2003 to 13.2% in 2004, mainly due to the correlation with the SELIC base interest rate, which on average also declined in 2004.

Interest on Time and Savings Deposits. Interest expense on time and savings deposits decreased as follows:

  Despite the R$3,316 million average volume increase on time deposits, interest expense decreased R$542 million due to the decrease of average interest rate paid from 20.2% in 2003 to 14.2% in 2004. The lower interest rates are primarily attributable to the introduction in May 2004 of Superpoupe, a one-time deposit with low funding costs, and to the lower market average interest rates in 2004; and

  While the average volume of savings deposits increased by R$433 million in 2004, the average interest rate paid on these deposits decreased from 9.0% in 2003 to 6.2% in 2004, resulting in a R$133 million decrease in interest expense on savings deposits.

Provision for Loan Losses

The following table shows the loan portfolio and provision for loan losses by segment for 2003 and 2004:

In millions of R$	Retail		Wholesale		Wealth Management		Insurance		Unibanco

For the Year Ended December 31,	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004

Total Loans (A)	9,963	15,653	15,443	15,027	275	327	358	370	26,039	31,377
Average Total Loans (B)	9,739	12,884	14,503	14,628	281	298	358	392	24,881	28,202
Provision for Loan Losses (C)	839	807	52	139	(8)	1	(2)	1	881	948
(C) / (B)	8.6%	6.3%	0.4%	1.0%	-2.8%	0.3%	-0.6%	0.3%	3.5%	3.4%
Loan Charge Offs (D)	(1,259)	(1,065)	(67)	(47)	(4)	(5)	0	0	(1,330)	(1,117)
(D) / (B)	12.9%	8.3%	0.5%	0.3%	1.4%	1.7%	0.0%	0.0%	5.3%	4.0%
Allowance at the end of the year (E)	734	783	551	745	31	30	1	2	1,317	1,560
(E) / (A)	7.4%	5.0%	3.6%	5.0%	11.3%	9.2%	0.3%	0.5%	5.1%	5.0%
Non-performing Loans (F)	890	1,008	253	247	17	17	1	2	1,161	1,274
(F) / (A)	8.9%	6.4%	1.6%	1.6%	6.2%	5.2%	0.3%	0.5%	4.5%	4.1%
Loan Recoveries (G)	334	307	43	102	0	3	0	0	377	412
Net Charge-Offs (D+G)	(925)	(758)	(24)	55	(4)	(2)	0	0	(953)	(705)

Despite an increase in our provision for loan loss expenses in 2004, the credit quality of our portfolio improved in 2004, with a ratio non-performing loans/total loans of 4.1% compared to 4.5% in 2003. This decrease was primarily a result of the recovery of the Brazilian economy, and improvements in our policies and procedures of credit and collection.

The increase of R$67 million, or 7.6%, of our provision for loan loss expenses was primarily a result of the following:

•	Wholesale provision for loan loss expenses increased R$87 million mainly due to the increased credit risk of the communication and media sector clients; and

•	Retail provision for loan loss expenses decreased R$32 million compared to 2003 as follow:

	•	Unicard’s provisions increased R$23 million with a R$643 million increase of its credit portfolio;

	•	Fininvest’s provisions decreased R$7 million with a R$399 million increase of its credit portfolio; and

	•	Commercial bank and other retail provisions decreased R$48 million, although their credit portfolio posted an increase of R$4,648 million. This increase also resulted from the acquisition of Hipercard, which had a superior credit quality in its portfolio.

In 2004, loan charge-offs decreased R$213 million, or 16.0%, due primarily to the improvement in the macroeconomic environment and to the administration of collection practices. Wholesale’s loan charge-offs decreased R$20 million, or 29.9% . In Retail, Fininvest’s loan charge-offs increased R$8 million, or 2.5%, and Unicard loan charge-offs increased R$26 million, or 13.6% . Commercial bank and other retail loan charge-offs were reduced by R$228 million, or 30.7%, compared to 2003.

Allowances increased R$243 million, or 18.5%, compared to 2003. Wholesale allowances increased R$194 million, or 35.2%, mainly due to provison for loan loss expenses of R$139 million in 2004, which was 167.3% higher than 2003. Unicard’s allowance decreased R$9 million, or 7.4%, and Fininvest’s allowance decreased R$8 million, or 7.1%. Commercial bank and other retail allowances posted an increase of R$66 million, or 13.3% .

Non-performing loans increased R$113 million, or 9.7%, compared to 2003. Wholesale non-performing loans decreased R$6 million, or 2.4% . Fininvest reduced its non-performing loans by R$12 million, or 6.1% . Unicard’s non-performing loans increased R$13 million, or 9.8% . Commercial bank and other retail non-performing loans posted an increase of R$117 million, or 20.9%, also due to administration of collection practices.

Non-Interest Income

	For the Year Ended
	December 31,

	2003		2004		% Change

	(in millions of R$)
Fee and commission income	R$	2,152	R$	2,382	10.7%
Trading income		691		221	(68.0)
Net gains (losses) on securities and non-trading derivatives		191		(150)	(178.5)
Net gains on foreign currency transactions		93		108	16.1
Equity in results of unconsolidated companies		199		220	10.6
Insurance, private retirement plan and pension investment contracts		1,468		1,775	20.9
Other non-interest income		709		2,285	222.3

Total	R$	5,503	R$	6,841	24.3%

Fee and Commission Income. Fee and commission income increased R$230 million, or 10.7%, in 2004 compared to 2003. In 2004, 60.5% of this source of income was originated from banking tariffs and other fees and commissions, 22.1% from credit card fees mainly attributable to the acquisition of Hipercard, 11.4% from asset management fees and 6% from collection fees, with income variations of 7%, 29.5%, 7.9% and (2.7%) respectively, compared to 2003.

Trading Income (Expenses). Trading income decreased from R$691 million in 2003 to R$221 million in 2004 as a result of lower appreciation of the real in 2004 compared to 2003. In 2004, we recognized net earnings of R$15 million from realized gains on securities, R$308 million from realized gains on derivatives, and R$102 million from unrealized losses on securities and derivatives. In 2003, we recognized net earnings of R$205 million from realized gains on securities, R$408 million from realized gains on derivatives, and R$78 million from unrealized gains on securities and derivatives. In general, we use derivatives to hedge our treasury and commercial client portfolios, as well as our investments abroad. In 2004, we recognized R$117 million in earnings from our global hedges of investments abroad, compared to R$138 million in 2003.

Net Gains (Losses) on Securities and Non-trading Derivatives. The net gain on securities decreased from an income of R$191 million in 2003 to an expense of R$150 million in 2004, mainly as a result of:

  a decrease in realized gains on securities available for sale from R$210 million in 2003 to R$25 million in 2004; and

  an increase in unrealized losses considered other than temporary on securities available for sale from R$17 million in 2003 to R$105 million in 2004.

Net Gains on Foreign Currency Transactions. The net gain on foreign currency transactions increased from R$93 million in 2003 to R$108 million in 2004, mainly as a result of our continued participation in foreign currency operations.

Equity in Results of Unconsolidated Companies. The equity in results of unconsolidated companies increased from R$199 million in 2003 to R$220 million in 2004, mainly due to:

  Banco Investcred Unibanco (consumer finance company): increase of R$7 million, as a result of increases in points of sale, client base, and size of loan portfolio;

  Luizacred (consumer finance company): increase of R$5 million, or 83.3%, as a result of client base and loan portfolio growth;

  Credicard Group (formed by Redecard and Credicard/Orbitall): decrease of R$5 million, as a result of the sale of our equity positions in Credicard and Orbitall at the end of 2004; and

  Other Companies (not relevant individually): increase of R$14 million.

Insurance, Private Retirement Plan and Pension Investment Contracts. In 2004, insurance premiums increased R$229 million, or 16.2%, compared to 2003. The growth in insurance premiums was primarily a result of the consolidation of our leadership, as measured by SUSEP as of December 2004, in the corporate segment of the insurance industry, which includes segments such as: Property, Aviation, D&O, Commercial Lines and Energy. This was driven by our partnership with AIG, which has significant experience as insurer and reinsurer in the international market. In the retail segment, customers demanded greater protection against credit card theft and fraud, further contributing to increases in our retained premiums. In addition, our product marketing TV campaigns and launch of new products, such as environmental insurance, and the re-launch of a specialized insurance product targeting women contributed to the improved performance in 2004.

In 2004, private retirement plan and pensions investment contracts fee increased R$51 million compared to 2003, as a result of new corporate plan contracts and strong sales on individual pension investment contracts, such as PGBL and VGBL plans.

Other Non-Interest Income. Other non-interest income increased from R$709 million in 2003 to R$2,285 million in 2004, mainly due to earnings before taxes of R$1,574 million originated by the sale of our equity interests in Credicard and Orbitall.

Non-Interest Expense

The following table shows the principal components of our non-interest expense for 2003 and 2004:

	For the Year Ended
	December 31,

	2003		2004		% Change

	(in millions of R$)
Salaries and benefits	R$	2,224	R$	2,549	14.6%
Administrative expenses		2,310		2,549	10.3
Amortization of intangibles and impairment on goodwill		91		152	67.0
Insurance, private retirement plan and pension investment contracts		1,666		1,898	13.9
Other non-interest expense		1,974		2,005	1.6

Total	R$	8,265	R$	9,153	10.7%

Salaries and Benefits. Salaries and benefits increased 14.6% in 2004 compared to 2003 principally due to:

  increases in salaries pursuant to collective bargaining agreements with Unions of 8.5% in September 2004 and 12.6% in September 2003;

  higher severance costs as a result of organizational restructuring;

  increases in labor claims; and

  recent acquisitions (mainly Hipercard, Creditec and BNL).

We had 27,408 employees on December 31, 2004 compared to 27,625 employees on December 31, 2003. The decrease in employees due to our internal restructuring was partially offset by an increase of approximately 1,400 employees as a result of our strategic acquisitions and addition of new sales force employees to support the expansion of branches and Fininvest stores.

Administrative Expenses. Administrative expenses increased 10.3% in 2004 compared to 2003, primarily due to:

  annual price adjustments on public utilities tariffs, rental, and software maintenance contracts;

  higher third-party service, data processing, and marketing campaign expenses due to organic growth;

  non-recurring expenses related to major projects, such as the institutional communication and the celebration events of our 80th anniversary, the expansion of the retail branch network and the corresponding needs of infrastructure, the implementation of the new central call center structure, and the replacement of installations in administrative buildings; and

  recent acquisitions (mainly Hipercard, Creditec and BNL).

Amortization of Intangibles and Impairment of Goodwill. The amortization of intangibles and impairment on goodwill increased R$61 million, or 67%, in 2004. This increase was driven by a R$35 million increase in the impairment of goodwill, mostly resulting from the discontinuation of the reporting business unit of Banco1.net, and a R$25 million increase in the amortization of intangible assets, mainly as a result of recent acquisitions, such as Hipercard.

Insurance, Private Retirement Plan and Pension Investment Contracts. Insurance reserves for claims increased R$48 million in 2004, while claims incurred increased R$46 million in the same period. Both expenses were higher due to increases in our underwritten portfolio during the year of 2004. Pension investment contracts expenses increased R$70 million in 2004 as a result of sales growth. Selling expenses increased R$74 million in 2004 also in conjunction with the sales growth. Good underwriting practices contributed to the reduction in the loss ratio in 2004.

Other Non-Interest Expenses. Our other non-interest expenses are mainly composed of the negative exchange variation on investments abroad, contingent provisions and taxes related to services, revenues and others. The increase of R$31 million, or 1.6%, in other non-interest expenses from R$1,974 million in 2003 to R$2,005 million in 2004 was primarily due to:

  an increase in tax litigation expenses of R$445 million, mainly due to administrative claims and Brazilian Law 8,200;

  an increase in credit card selling expenses of R$65 million due to sales growth;

  restructuring charges in the amount of R$45 million, as a result of our plan to improve the overall efficiency; and

  anticipation of retirement plan benefits in the amount of R$20 million.

The increase of non-interest expenses was partially offset by a decrease in exchange losses on investments abroad of R$548 million in 2004, as a result of a lower appreciation of the real compared to 2003. In 2004, we incurred in exchange losses of R$83 million in 2004 compared to R$631 million in 2003.

Income Tax

Income taxes and social contribution decreased from R$354 million in 2003 to R$295 million in 2004. At the statutory rate, tax expenses would have increased R$378 million in 2004 compared to 2003, as a result of income increase for tax basis in 2004. However, the increase in tax expenses was offset by tax benefits on interest attributed to stockholders’ equity, by tax on non deductible exchange losses on our investments abroad, and by tax benefits on non-taxable income from sale of investments in unconsolidated companies. According to Brazilian tax laws, the exchange variation gains on investments abroad are not taxable and the exchange variation losses on investments abroad are not tax-deductible for income tax purposes. In 2004, we had losses of R$83 million from exchange variations on our investments abroad, which created a tax effect of R$28 million. In 2003, we had losses of R$631 million from exchange variations on our investments abroad, which created a tax effect of R$215 million. Both years were influenced by the appreciation of the real.

Results of Operations for Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

The following table shows the principal components of our consolidated net income for 2002 and 2003:

	For the Year Ended
	December 31,

	2002		2003		% Change

	(in millions of R$)
Net interest income	R$	5,302	R$	5,024	(5.2)%
Provision for loan losses		(1,291)		(881)	(31.8)
Non-interest income		3,216		5,503	71.1
Non-interest expense		(6,585)		(8,265)	25.5

Income before taxes and minority interest		642		1,381	115.1
Income tax		276		(354)

Income before minority interest		918		1,027	11.9
Minority interest		(115)		(154)	33.9

Net income	R$	803	R$	873	8.7%

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

Each of our four business segments posted pre-tax growth in 2003 compared to 2002 as follows:

The Retail business segment income before taxes and minority interest increased 40.0% in 2003 compared to 2002. The net interest income increased primarily due to the growth of 10.3% in the loan portfolio. This growth was particularly due to our small companies and consumer finance segments maintaining net interest spreads. The fee and commission income increased 21.3%. This resulted mainly from an increase in banking tariffs, due to our increased client base, which grew from approximately 5.6 million at December 31, 2002 to approximately 6.0 million clients at December 31, 2003. The provision for loan losses in this segment decreased 18.5%, demonstrating the improvement in the credit quality of our borrowers, especially those in the consumer finance segment. Fininvest posted a significant decrease in the provision for loan losses as a result of a stricter credit policy. Our personnel and administrative expenses in this segment increased 12.8%, principally, as a result of growth in our sales force headcount, which grew by approximately 1,000 employees, in accordance with our organic growth plans. In addition, these expenses grew due to an increase in our provisions for labor claims, for collective bargaining agreements with bank employees, for annual adjustments of occupancy expenses and for marketing campaigns to promote our products.

The Wholesale business segment income before taxes and minority interest increased, from a negative to a positive result, in 2003 compared to 2002, due to unfavorable market conditions that occurred in 2002. This increase is mainly attributable to growth in trading income, as a consequence of the favorable market conditions in 2003. Fees and commissions increased 12.7%, principally in the capital markets, investment banking and mergers and acquisitions sectors. The provision for loan losses decreased 80.7% demonstrating the improvement in the risk rating profile of our loan portfolio and the positive impact of real appreciation. Personnel and administrative expenses in this segment increased 16.2% for essentially the same reasons described in the Retail business segment paragraph above, other than the reserve for labor claims and sales force.

The Insurance and Pension Plan business segment income before taxes and minority interest increased 30.7% in 2003 compared to 2002. The net interest income increased 31.3% mainly due to financial results, as a consequence of higher interest rates. The insurance, premiums amounted to R$1,468 million in 2003 compared to R$1,291 million in 2002, representing a 13.7% growth. We closed the year with a 7.1% market share for total premiums as per the official data of SUSEP compared to a 6.3% market share in 2002. The insurance, private retirement plan and pension investment contract expenses grew 31.1% due to an increase in insurance claims and changes in the provisions of pension investment contracts. Despite an increase of 9.4% in insurance claims in 2003 compared to 2002, the ratio (insurance claims over insurance premiums) fell from 58.0% in 2002 to 55.8% in 2003 due to the increase in insurance premiums in 2003.

The Wealth Management business segment income before taxes and minority interest increased 4.1% in 2003 compared to 2002. In 2002, the volume of assets under management was negatively affected by the new rules for marking assets to market and by the challenging economic environment created by the presidential elections. During 2003, we showed a significant volume growth of assets under management from R$18,384 million to R$23,168 million, although fee income and average volume remained at approximately the same levels in 2003 compared to 2002.

Net Interest Income

The following table shows the principal components of our net interest income for 2002 and 2003:

	For the Year Ended
	December 31,

	2002		2003		% Change

	(in millions of R$)
Interest income (1)	R$	15,045	R$	9,355	(37.8)%
Interest expense (2)		(9,743)		(4,331)	(55.5)

Net interest income	R$	5,302	R$	5,024	(5.2)%

______________________________
(1)	Interest income includes the interest on securities, loans, federal funds sold and securities purchased under resale agreements, securities, deposits in other banks and compulsory deposits.
(2)	Interest expense includes interest from customers and bank deposits, federal funds purchased and securities sold under repurchase agreements, short term borrowings and long term debt.

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

The following table shows the principal components of our average interest-earning assets and the average interest rate earned in 2002 and 2003:

	For the Year Ended
	December 31,

	2002		2003		% Change

	(in millions of R$)
Average interest-earning assets
Interest-bearing deposits in other banks	R$	2,280	R$	2,678	17.5%
Federal funds sold and securities
purchased under resale agreements		3,771		7,953	110.9
Central Bank compulsory deposits		871		3,063	251.7
Trading assets		8,001		5,690	(28.9)
Securities available for sale		5,535		4,900	(11.5)
Securities held to maturity		5,079		5,532	8.9
Loans		23,708		23,749	0.2
Other interest-earning assets		62		65	4.8

Total	R$	49,307	R$	53,630	8.8%

Average interest rate earned:		30.5%		17.4%

The following table shows how much of the R$5,690 million decrease in our interest income was attributable to changes in the average volume of interest-earning assets and how much was attributable to changes in the average interest earned, including the effects of the appreciation of the real, in each case for 2003 as compared to 2002:

	2003/2002
	Increase/Decrease

	(in millions of R$)
Due to changes in average volume of interest-earning assets	R$	1,006
Due to changes in average interest rates		(6,696)

Net change	R$	(5,690)

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

Interest and Fees on Loans. The interest income from loan operations decreased 27.9% from R$8,514 million in 2002 to R$6,138 million in 2003. This decrease was primarily due to the appreciation of the real. At December 31, 2003, 22.9% of our loan portfolio was denominated in or indexed to foreign currencies, primarily the U.S. dollar, compared with 27.7% at December 31, 2002. The effect of the appreciation of the real was partly offset by the increase in revenues attributable to the period of high interest rates in the first nine months of 2003 and the increase of 3.1% in our loan portfolio as a result of organic growth. The increase of our loan portfolio occurred mainly in the Retail business segment.

Interest on Securities. The interest income on securities (including trading, available for sale and held to maturity securities) declined from R$5,519 million in 2002 to R$975 million in 2003. The 82.3% decrease was primarily due to the appreciation of the real. At December 31, 2003, 43.7% of our securities portfolio was denominated in or indexed to foreign currencies, primarily the U.S. dollar, compared to 60.6% at December 31, 2002.

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

Interest on Federal Funds Sold and Securities Purchased under Resale Agreements. The interest income from federal funds sold and securities purchased under resale agreements increased from R$652 million in 2002 to R$1,554 million in 2003. This increase was a result of a 110.9% higher average volume of federal funds sold and securities purchased under resale agreements in 2003 compared to 2002. In addition, the average interest rate, as measured by the SELIC base interest rate, was higher in 2003 than in 2002 and the yield in most of these transactions is correlated to the SELIC base interest rate.

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

The following table shows the principal components of our average interest-bearing liabilities and the average interest rate paid on those liabilities in 2002 and 2003:

	For the Year Ended
	December 31,

	2002		2003		% Change

	(in millions of R$)
Average interest-bearing liabilities
Time deposits	R$	13,799	R$	16,752	21.4%
Savings deposits		5,284		5,735	8.5
Deposits from banks		296		150	(49.3)
Federal funds purchased and securities
sold under repurchase agreements		8,251		6,426	(22.1)
Short-term borrowings		6,133		4,553	(25.8)
Long-term debt		9,551		12,067	26.3

Total	R$	43,314	R$	45,683	5.5%

Average interest rate paid:		22.5%		9.5%

The following table shows how much of the R$5,412 million decrease in our interest expense in 2003 was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest paid, including the appreciation of the real, in each case for 2003 as compared to 2002:

	2003/2002
	Increase/Decrease

	(in millions of R$)
Due to changes in average volume of interest-bearing liabilities	R$	796
Due to changes in average interest rates		(6,208)

Net change	R$	(5,412)

The interest expense decrease of R$5,412 million in 2003 was principally a result of:

  a decrease of R$3,859 in interest on long-term debt;

  a decrease of R$2,508 million in interest on short-term borrowings; and
  an increase of R$974 million and R$112 million, respectively, in interest on time deposits and savings deposits.

Interest on Long-term Debt. The interest expense from our long-term debt declined from R$3,557 million in 2002 to R$(302) million in 2003, mainly due to the appreciation of the real. As a result of the appreciation of the real, the average interest paid in 2003 on our international long-term debt was a negative 17.9%, compared to a positive 64.2% in 2002. The gains on economic hedges of our investments abroad of R$397 million in 2003 also contributed to the interest expense decline. This effect was partially offset by the increase in average balances of our long-term debt from R$9,551 million in 2002 to R$12,067 million in 2003.

Interest on Short-term Borrowings. The interest expense on our short-term borrowings declined from R$2,064 million in 2002 to R$(444) million in 2003, mainly due to the appreciation of the real. As a result of the appreciation of the real, the average interest paid in 2003 on our international short-term borrowings was a negative 10.0% in 2003, compared to positive 33.6% in 2002. The decrease of our average balance of short-term borrowings, from R$6,133 million in 2002 to R$4,553 million in 2003, as well as the gains on economic hedges of our investments abroad of R$101 million in 2003 also contributed to the interest expense decline.

Interest on Time and Savings Deposits. The interest expense on time and savings deposits increased R$1,086 million in 2003 due to the increase in the average balance and average interest paid. The average balances of time and savings deposits increased from R$13,799 million and R$5,284 million in 2002 to R$16,752 million and R$5,735 million, in 2003, respectively. The average interest paid on time deposits increased from 17.5% per annum in 2002 to 20.2% per annum in 2003 and average interest paid on savings deposits increased from 7.6% per annum in 2002 to 9.0% per annum in 2003 due to the increase in the average interest rates, as measured by the SELIC base interest rate, in 2003.

Provision for Loan Losses

The provision for loan losses in 2003 decreased from R$1,291 million in 2002 to R$881 million in 2003, posting a 31.8% change on the year-ended comparison. In addition, the provision to average loans ratio improved from 5.2% in 2002 to 3.5% in 2003. These results indicate the credit quality of our loan portfolio. However, these results were also influenced by fluctuations in volumes and in currency exchange rates related to our foreign currency denominated or indexed portfolio. In 2002, the Brazilian economy deteriorated, primarily due to political uncertainty relating to presidential elections. As a consequence, the interest rates increased and the real depreciated, affecting negatively our Retail and Wholesale business segment clients’ risk of default and increasing our balances and provisions denominated or indexed to foreign currencies, principally affecting our Wholesale business segment portfolio. In 2003, the Brazilian economy stabilized, the interest rate decreased and the real appreciated, providing a better environment for credit risk management.

The following table shows the changes on our balance of allowance for loan losses on a consolidated basis for 2002 and 2003:

	For the Year Ended
	December 31,

	2002		2003		% Change

	(in millions of R$)
Balance beginning of year	R$	1,276	R$	1,389	8.9%
Provision for loan losses		1,291		881	(31.8)
Loan charge-offs		(1,529)		(1,330)	(13.0)
Loan recoveries		351		377	7.4
Net charge-offs		(1,178)		(953)	(19.1)

Balance, end of year	R$	1,389	R$	1,317	(5.2)%

Provision to average loans ratio (including non-performing loans)		5.2%		3.5%
Total average loans	R$	24,792	R$	24,881	0.4%

The following table shows the changes on our balance of allowance for loan losses broken down by “Unibanco and others” (including Retail and Wholesale business segments), Fininvest and Unicard businesses for 2002:

	For the Year Ended December 31, 2002

	Unibanco
	and others		Fininvest		Unicard		Consolidated

	(in millions of R$)
Balance beginning of year	R$	1,012	R$	195	R$	69	R$	1,276
Provision for loan losses		719		416		156		1,291
Loan charge-offs		(712)		(592)		(225)		(1,529)
Loan recoveries		196		77		78		351
Net charge-offs		(516)		(515)		(147)		(1,178)

Balance, end of year	R$	1,215	R$	96	R$	78	R$	1,389

Provision to average loans ratio (including non- performing loans)		3.2%		31.6%		18.0%		5.2%

The following table shows the changes on our balance of allowance for loan losses broken down by “Unibanco and others” (including Retail and Wholesale business segments), Fininvest and Unicard businesses for 2003:

	For the Year Ended December 31, 2003

	Unibanco
	and others		Fininvest		Unicard		Consolidated

	(in millions of R$)
Balance beginning of year	R$	1,215	R$	96	R$	78	R$	1,389
Provision for loan losses		448		285		148		881
Loan charge-offs		(813)		(326)		(191)		(1,330)
Loan recoveries		235		56		86		377
Net charge-offs		(578)		(270)		(105)		(953)

Balance, end of year	R$	1,085	R$	111	R$	121	R$	1,317

Provision to average loans ratio (including nonperforming		2.0%		25.4%		15.4%		3.5%
loans)

The provision for loan losses decreased from 2002 to 2003 as follows:

  “Unibanco and others” decreased R$271 million or 37.7%, mainly due to the improved credit quality and the appreciation of the real. In 2003, 25.0% of its portfolio, principally in the Wholesale business segment, was denominated or indexed to foreign currencies;

  “Fininvest” decreased R$131 million or 31.5%, principally as a result of a more restrictive credit granting policy; and

  “Unicard” decreased R$8 million or 5.1%, primarily attributable to an improvement of collection procedures and a more restrictive credit approval criteria.

The provision to average loans ratio improved from 2002 to 2003 primarily due to a better risk profile as follows:

  “Unibanco and others” improved from 3.2% in 2002 to 2.0% in 2003;

  “Fininvest” improved from 31.6% in 2002 to 25.4% in 2003; and

  “Unicard” improved from 18.0% in 2002 to 15.4% in 2003.

On a consolidated basis, the loan charge-offs decreased 13.0% in 2003, mainly due to Brazil’s improved economic conditions compared to 2002.

Therefore, our allowance for loan losses decreased from R$1,389 million in 2002 to R$1,317 million in 2003, primarily as a result of the improvement in our credit risk profile and the real appreciation.

The following table shows our total loans and allowances for loan losses by category in 2002 and 2003:

	As of December 31, 2002							As of December 31, 2003

															%
	Total		Total		Total		Allowance/	Total		Total		Total		Allowance/	Change
	loans		allowance		net		loans	loans		allowance		net		loans	loans

Commercial:
Industrial and other	R$	12,782	R$	700	R$	12,082	5.5%	R$	13,506	R$	638	R$	12,868	4.7%	5.7%
Import and export
financing		3,955		36		3,919	0.9		3,277		20		3,257	0.6	(17.1)
Real estate loans		714		55		659	7.7		914		32		882	3.5	28.0
Direct lease		539		32		507	5.9		483		16		467	3.3	(10.4)
Individuals:
Overdraft		948		58		890	6.1		864		61		803	7.1	(8.9)
Financing		3,805		298		3,507	7.8		4.036		297		3,739	7.4	6.1
Credit card		1,713		146		1,567	8.5		2,146		202		1,944	9.4	25.3
Agricultural		798		64		734	8.0		813		51		762	6.3	1.9

Total	R$	25,254	R$	1,389	R$	23,865	5.5%	R$	26,039	R$	1,317	R$	24,722	5.1%	3.1%

Our loan portfolio increased 3.1% while our allowance for loan losses decreased 5.2% in 2003 compared to 2002 as follows:

  Industrial and others: despite the loan portfolio increase of 5.7%, the allowance to loans ratio decreased to 4.7% in 2003 compared to 5.5% in 2002;

  Import and export-financing: the loan portfolio and allowance for loan losses decreased 17.1% and 44.4% respectively in 2003 compared to 2002, primarily due to the appreciation of the real, as import and export financing portfolio is denominated or indexed to foreign currencies, and to better risk profile;

  Real estate loans: the loan portfolio increased 28.0% in 2003 compared to 2002, as a result of a more active participation in real estate loans. Loans increased R$200 million as a result of us entering into more than 4,000 new loan transactions;

  Direct lease (including the leasing of cars, trucks, machinery, computers and equipment to the service, industrial and commercial sectors): the loan portfolio decreased from R$539 million in 2002 to R$483 million in 2003, reflecting the general state of the leasing market. The allowance for loan losses posted a decrease of 50% due to a higher foreign currencies denominated or indexed portfolio in 2002 when compared to 2003, that was affected by the real depreciation; and

  Individuals: the portfolio of financing to individuals increased 6.1% in 2003 (compared to 2002), due to our organic growth. The financing focused mainly on auto financing and consumer finance. At the same time, our allowance for loan losses decreased 0.3%, showing a decrease in allowance to loans ratio from 7.8% in 2002 to 7.4% in 2003. The portfolio of credit card loans increased 25.3% in 2003 compared to 2002 followed by an increase in the allowance to loans ratio from 8.5% in 2002 to 9.4% in 2003, due to a change in the charge-offs criteria from a period between 180 and 210 days to 360 days after the due date. This was required in order to be consistent with the conglomerate criteria.

The following table shows the current classification of the consolidated loan portfolio by risk category and by business segments for 2002 and 2003:

	As of December 31, 2002

	Loans					Allowance for loans losses

Risk	Whole-		Wealth			Whole-		Wealth
level	sale	Retail	Management	Insurance	Total	sale	Retail	Management	Insurance	Total

AA	R$ 6,245	R$ 2,551	R$ 224	R$ 337	R$ 9,357	R$ -	R$ -	R$ -	R$ -	R$ -
A	2,314	4,187	32	-	6,533	12	22	-	-	34
B	2,064	524	12	-	2,600	21	5	-	-	26
C	4,004	498	11	-	4,513	162	22	-	-	184
D	396	376	2	-	774	52	55	-	-	107

E	214	207	2	-	423	94	67	-	-	161
F	37	162	5	-	204	19	85	3	-	107
G	159	149	8	-	316	123	107	6	-	236
H	141	378	12	3	534	141	378	12	3	534

Total	R$ 15,574	R$ 9,032	R$ 308	R$ 340	R$ 25,254	R$ 624	R$ 741	R$ 21	R$ 3	R$ 1,389

	As of December 31, 2003

	Loans					Allowance for loans losses

Risk	Whole-		Wealth			Whole-		Wealth
level	sale	Retail	Management	Insurance	Total	sale	Retail	Management	Insurance	Total

AA	R$ 7,884	R$2,391	R$ 214	R$ 357	R$10,846	R$ 10	R$ -	R$ -	R$ -	R$ 10
A	3,122	4,996	14	-	8,132	17	25	-	-	42
B	1,812	812	8	-	2,632	25	8	-	-	33
C	1,674	516	2	-	2,192	71	17	-	-	88
D	406	335	2	-	743	128	50	-	-	178
E	309	218	1	-	528	93	69	-	-	162
F	36	181	1	-	218	24	93	-	-	117
G	22	146	7	-	175	5	104	5	-	114
H	178	368	26	1	573	178	368	26	1	573

Total	R$ 15,443	R$ 9,963	R$ 275	R$ 358	R$ 26,039	R$ 551	R$ 734	R$ 31	R$ 1	R$ 1,317

At December 31, 2002 and 2003, respectively, approximately 62.9% and 72.9% of the loans in our loan portfolio were classified in the categories AA to A, principally due to our Wholesale business segment portfolio.

Our Retail business segment portfolio grew 10.3% in 2003 compared to 2002, mainly due to growth in the branch network, and in the auto financing and consumer finance segments. As for the risk profile in 2003, the percentage of loans classified in the categories AA to A of the portfolio remained relatively stable compared to 2002.

Our Wholesale business segment portfolio presented a clear improvement on its risk ratings profile, with an increase in the percentage of loans classified in the categories AA to A, from 55.0% in 2002 to 71.3% in 2003 due to the improvements that occurred in the Brazilian economy, including the reduction in SELIC base interest rate, appreciation of the real and better than expected macroeconomic policy by the new government’s administration, which resulted in an improved risk perception by market agents.

Non-Interest Income

The following table shows the principal components of our non-interest income for 2002 and 2003:

	For the Year Ended
	December 31,

	2002		2003		% Change

	(in millions of R$)
Fee and commission income	R$	1,854	R$	2,152	16.1%
Trading income (expenses)		(1,972)		689	-
Net gain on securities		49		193	293.9
Net gain on foreign currency transactions		96		93	(3.1)
Equity in results of unconsolidated companies		184		199	8.2
Insurance, private retirement plan and pension investment contracts		1,291		1,468	13.7
Other non-interest income		1,714		709	(58.6)

Total	R$	3,216	R$	5,503	71.1%

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

The increase of 26.0% in banking tariffs and other fees and commissions was largely due to the increase in our Retail business segment client base as a result of the "ContAtiva" and "ContAtiva2" organic growth initiatives. The initial goal of the “ContAtiva” program was to add 1.8 million new accounts by the end of 2003. Upon achieving this target in February 2003, well ahead of schedule, we launched a second organic growth program called “ContAtiva2” in March 2003, aimed to attract new accounts through 2008. In addition to this, our Wholesale business segment segment increased their fees from capital markets, investment banking and mergers and acquisitions transactions by approximately 55.7%.

Trading Income (Expenses). The trading income (expenses) increased from an expense of R$1,972 million in 2002 to an income of R$689 million in 2003, since in 2003 we were not affected by the unfavorable market conditions that existed in 2002. In 2003, mainly due to the real appreciation, we recognized a gain of R$205 million from realized gains (losses) on securities, R$346 million from realized and unrealized gains (losses) on derivatives and securities which are primarily used to hedge our treasury and commercial portfolios, and R$138 million related to our economic hedges of investments abroad. Conversely, in 2002, mainly due to the depreciation of the real, we experienced a loss of R$108 million from realized gains (losses) on securities, R$166 million from unrealized gains (losses) on securities and derivatives, R$904 million from realized gains (losses) on derivatives and R$794 million related to our economic hedges of investments abroad.

Net Gain on Securities. The net gain on securities increased from R$49 million in 2002 to R$193 million in 2003, mainly due to realized results on the sale of securities available for sale.

Equity in Results of Unconsolidated Companies. The equity in results of unconsolidated companies increased from R$184 million in 2002 to R$199 million in 2003, mainly due to:

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

Non-Interest Expense

The following table shows the principal components of our non-interest expense for 2002 and 2003:

	For the Year Ended
	December 31,

	2002		2003		% Change

	(in millions of R$)
Salaries and benefits	R$	1,783	R$	2,224	24.7%
Administrative expenses		2,202		2,310	4.9
Amortization of goodwill and intangibles		90		91	1.1
Insurance, private retirement plan and pension investment
contracts		1,306		1,666	27.6
Other non-interest expense		1,204		1,974	64.0

Total	R$	6,585	R$	8,265	25.5%

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

  higher expenses associated with marketing campaigns to promote the banking products, particularly in the Retail and Insurance and Pension Plans business segments; and

  increased costs relating to higher processing volumes in our credit card subsidiaries related to our Retail business segment, such as Unicard, as well as, higher data processing rates.

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

Other non-interest expense. Our other non-interest expenses are mainly composed of the negative exchange variation on investments abroad, contingent provisions and other taxes related to services, revenues and others. The increase of 64.0% or R$770 million in other non-interest expenses in 2003 compared to 2002 was primarily due to the R$631 million loss on our investments abroad denominated in U.S. dollar as a result of the appreciation of the real. This loss was offset by the economic hedges of our investment abroad that resulted in a gain of R$636 million, R$498 million of which were recorded in the interest expense with the remaining R$138 million recorded in the trading income (expense). Other taxes were impacted not only by the increase of our services and revenues but also by the increase of the COFINS rate from 3% to 4% of gross revenues in the last quarter of 2003. In addition, in 2003 we increased our civil litigation provision.

Income Tax

In 2003, a negative result on income tax and social contribution of R$354 million compared to a positive result on income tax and social contributions of R$276 million in 2002, was due mainly to the different tax treatment between our gains (losses) from exchange variations on our investments abroad and on the economic hedges of our investments abroad. The exchange variation gains on investments abroad are not taxable and the exchange variation losses on investments abroad are non tax-deductible for income tax purposes. During 2003, we had foreign exchange losses of R$631 million on our investments abroad and a gain of R$636 million on the respective economic hedges, in each case due to the appreciation of the real. This created a negative tax effect of R$216 million, since under Brazilian tax laws, gains on economic hedges are taxed, whereas foreign exchange losses on our investments abroad are not tax-deductible. By contrast, in 2002, when the real depreciated, we experienced foreign exchange gains of R$1,187 million on our investments abroad and a loss of R$794 million on the respective economic hedges. This had a beneficial effect on income tax and social contribution expenses in 2002, since foreign exchange gains are not taxable whereas losses on economic hedges are tax-deductible. As a result of these differences in 2003 compared to 2002, we had a R$486 million increase in tax expenses related to these economic hedge transactions. This increase was partially offset by a tax deduction of R$158 million in interest paid to stockholders’ equity compared to R$22 million in 2002. The payment of tax-deductible interest on equity was chosen as an option for profit distribution in 2003 instead of dividends as in 2002.

5.B. LIQUIDITY AND CAPITAL RESOURCES

Overview

Our asset and liability management policy is designed to ensure that our capital position is consistent with our risk profile and applicable regulatory standards and guidelines. In particular, our policy is designed to avoid material mismatches between assets and liabilities, optimize our risk-return ratio and ensure that sufficient liquidity is available to honor withdrawals of deposits, make repayments at maturity of other liabilities, extend loans or other forms of credit to our customers, and meet our own working capital needs.

We seek to ensure continuous access to diversified sources of funding at efficient costs, within the framework of our assets and liabilities management policy, which sets limits with respect to risk factors, sensitivity, gaps and concentration in certain instruments, such as government securities. As a general rule, our main funding provider is the financial market either in reais or foreign currencies. For additional information concerning capital and liquidity risk management, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk - Risk Management.”

Asset and liability management, as well as liquidity and capital resources, are considered at our monthly financial committee meetings. This financial committee discusses and evaluates our liquidity performance in order to determine the minimum liquidity level and, if necessary, holds extraordinary meetings to evaluate our liquidity position in response to unexpected macroeconomic changes. Our financial committee has pre-approved a contingency plan that determines the procedures in the case of a liquidity crisis. As of December 2004, we defined a minimum level of liquidity of R$3.4 billion.

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

Sources of Funding

Capital

The following table shows our capital at December 31, 2002, 2003 and 2004:

	As of December 31,
	Consolidated

	2002	2003	2004

	(in million of R$)
Stockholders’ Equity (Tier 1)	6,245	6,754	8,572
Subordinated Debt (Tier 2)	932	1,468	1,898
Minority Interest	724	938	842

Stockholders’ Equity

Stockholders’ equity increased to R$8,572 million on December 31, 2004 from R$6,754 million on December 31, 2003. The increase primarily reflects net income of R$2,063 million, partially offset by the provision of R$527 million of interest on our capital.

Subordinated Debt Issuances

Our Tier 2 subordinated debt increased R$430 million in 2004 compared to 2003.

In December 2004, we issued US$150 million in subordinated notes with a 5 year-term. Interest on the notes is payable semi-annually at a rate of the 6-month LIBOR plus 2.0% per annum. BNL is the creditor and the issue is part of a credit line negotiated with BNL at the time of the acquisition of BNL’s Brazilian subsidiary. We did not otherwise access the capital markets in 2004 to raise Tier 2 capital.

In December 2003, we issued US$200 million in step-up subordinated callable notes due 2013. The interest on the notes is payable semi-annually at a rate of 7.375% per annum for the first five years and 9.375% per annum thereafter. We may redeem the notes beginning in December 2008 or on any interest payment date thereafter. The Central Bank authorized us to record the subordinated debt represented by these notes as part of our Tier 2 regulatory capital in April 2004.

Regulatory Capital

We are subject to risk-based capital adequacy guidelines and regulations issued by the Central Bank that are similar to the guidelines under the Basel Accord. Under Central Bank rules, we are currently required to have a capital adequacy ratio of 11% of total capital to total risk-adjusted assets as calculated in accordance with Brazilian GAAP. As of December 31, 2004, our capital adequacy ratio was 16.3%. For additional information on capital adequacy requirement see “Item 4.B. Business Overview - Regulation and Supervision”.

We measure our capital compliance on a consolidated basis, since we believe this represents the most accurate view of our ability to withstand losses from our direct and indirect operations.

The following table shows our capital ratio, as calculated in accordance with BRGAAP, as well as the minimum regulatory capital required under Brazilian laws, as of December 31, 2002, 2003 and 2004. For additional information on our capital ratio, see Note 31 to our consolidated financial statements.

	As of December 31,
			Consolidated

	Partial (1)			Full (2)

	2002	2003	2004	2002	2003	2004

	(in millions of R$, except percentages)

Tier 1	13.82%	15.52%	13.49%	13.91%	15.58%	13.62%
Tier 2	1.89	3.08	2.78	1.74	2.86	2.08

Total capital	15.71%	18.60%	16.27%	15.65%	18.44%	15.70%

Our regulatory capital	R$7,561	R$8,800	R$9,982	R$8,175	R$9,433	R$10,508
Minimum regulatory capital
required	5,296	5,204	6,748	5,746	5,626	7,364

Excess over minimum regulatory
capital required	R$2,265	R$3,596	R$3,234	R$2,429	R$3,807	R$ 3,144

______________________________
(1)	Partial consolidation excludes non-financial subsidiaries.
(2)	Full consolidation includes both financial and non-financial subsidiaries.

Our regulatory capital increased from R$8,800 million as of December 31, 2003 to R$9,982 million as of December 31, 2004 on a partially consolidated basis (excluding non-financial subsidiaries). On a fully consolidated basis, our regulatory capital increased from R$9,433 million as of December 31, 2003 to R$10,508 million as of December 31, 2004. The minimum regulatory capital required on a partially consolidated basis increased in 2004 because our foreign currency exposure increased to above 5% of our adjusted capital. According to Central Bank regulations, when foreign currency exposure exceeds 5% of adjusted capital, capital allocation is necessary. This capital allocation contributed to a 2.1% decrease in our Basel capital adequacy ratio. In addition, growth in the volume of risk weighted assets was mainly offset by growth in Tier 1 and Tier 2 capital. The Tier 1 increase primarily reflects net income of R$1,283 million, according to BRGAAP, partially offset by the provision of R$527 million of interest on our capital. The Tier 2 increase is mainly due to our issuance of US$150 million in subordinated debt in December 2004.

Basel Capital Adequacy Ratio Impacts Year Ended (Brazilian GAAP)
December 31, 2004

Basel capital adequacy ratio at December 31, 2003 (1)	18.60%
Decrease in risk weighted assets	(2.10)
Change in credit swap risk	-
Change in market risk – interest rates and exchange portfolio	(2.15)
Increase stockholders’ equity	1.52
Tier 2	0.40
Basel capital adequacy ratio at December 31, 2004	16.27%

______________________________
(1)	As of December 31, 2003 no capital allocation was required to foreign currency exposure in accordance with Brazilian laws as our foreign currency exposure was less than 5.0% of adjusted capital for these periods.

The enhancement of our credit portfolio in 2004 reflects an improved outlook for Brazilian economic growth and the gradual recovery of domestic demand. Since our current Basel capital ratio is in excess of the minimum required ratio, we can continue to increase our risk-adjusted assets, especially our loan portfolio.

Additionally, the Central Bank limits the amount of investments in consolidated subsidiaries not engaged in banking, leasing or securities activities and in unconsolidated companies, premises and equipment and intangible assets to 50.0% of adjusted capital on a consolidated basis. This limit is known as the fixed asset ratio. At December 31, 2004, our total investment in such assets was 39.5% of adjusted capital on a consolidated basis, lower than the Central Bank’s limit, according to BRGAAP.

Third-Party Liabilities

The following table shows our third-party liabilities at December 31, 2002, 2003 and 2004:

	As of December 31

	2002		% of total	2003		% of total	2004		% of total

Liabilities (in millions of R$)
Deposits from customers:
Demand deposits	R$	3,247	5.0%	R$	2,714	4.6%	R$	3,209	4.7%
Time deposits		16,854	25.9		16,547	28.4		24,101	35.2
Savings deposits		5,890	9.1		6,163	10.6		6,346	9.3
Deposits from banks		64	0.1		276	0.5		119	0.2

Total deposits		26,055	40.1		25,700	44.1		33,775	49.4
Federal funds purchased and securities
sold under repurchase agreements		13,806	21.2		6,750	11.6		6,687	9.8
Import and export financings		4,121	6.3		2,505	4.3		2,048	3.0
Commercial paper		721	1.1		-	-		-	-
Other interbank borrowings		1,327	2.1		580	1.0		600	0.8
Others		136	0.2		28	0.0		29	-
Short-term borrowings		6,305	9.7		3,113	5.3		2,677	3.8
Local onlendings		5,332	8.2		5,664	9.7		5,162	7.5
Euronotes		2,186	3.4		2,591	4.4		1,157	1.7
Notes issued under securitization
arrangements		1,413	2.2		2,453	4.2		2,668	3.9
Subordinated debt		932	1.4		1,468	2.5		1,898	2.8
Mortgage indebtedness		633	1.0		807	1.4		331	0.5
Interbank onlendings		161	0.3		-	-		-	-
Foreign onlendings		95	0.1		253	0.4		254	0.4
Obligations under capital leases		83	0.1		49	0.1		79	0.1
Others		93	0.1		63	0.1		151	0.2
Long-term debt		10,928	16.8		13,348	22.8		11,700	17.1
Other liabilities		7,925	12.2		9,444	16.2		13,605	19.9

Total Liabilities	R$	65,019	100.0%	R$	58,355	100.0%	R$	68,444	100.0

Deposits

Deposits are the most important source of funding for our banking operations, representing 49.3% of our total liabilities as of December 31, 2004. Our deposits consist primarily of real-denominated interest-bearing time and savings deposits and real-denominated non-interest-bearing demand deposits. The 31.4% increase in total deposits as of December 31, 2004 compared to December 31, 2003 was due in part to the growth of 45.7% in time deposits, primarily attributable to the increase of funding from Wholesale and the introduction of Superpoupe, for which we had a balance of R$1,625 million as of December 31, 2004.

Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements decreased 0.9% as of December 31, 2004 compared to December 31, 2003. In 2004, we maintained the same policy as 2003, executing operations in the open market and with institutional investors.

Import and Export Financings

Import and export financings from correspondent banks also represent an important source of funding for us. In general, these trade finance credit lines are denominated in U.S. dollars. We have historically funded our foreign currency trade loans with foreign currency lines from correspondent banks. As of December 31, 2004, approximately R$1,461 million, or 71.3%, of our existing credit lines were considered short-term (up to 360 days), compared to R$2,322 million, or 92.7%, on December 31, 2003. Trade finance credit lines decreased by R$457 million in 2004, primarily due to the appreciation of the real and partially due to our decision to use general purpose funding through other borrowings to fund the import and export segment of our loans portfolio.

Other Sources of Funding

Euronotes

We are an active participant in the capital markets, especially issuing euronotes. As of December 31, 2004, we had R$1,157 million of euronotes denominated in U.S. dollars and other foreign currencies. We use the proceeds of these obligations primarily for general lending purposes, mainly to our Brazilian clients. R$820 million outstanding of these obligations will mature in the next twelve months. The 55.3% decrease in our balance of euronotes outstanding from December 31, 2003, was primarily due to the maturity of US$375 million and to the maturity of €75 million aggregate principal amount of outstanding obligations and the appreciation of the real, partially offset by the issuance of euronotes under our medium-term note, or MTN, program in February 2004 and December 2004.

In February 2004, we issued US$100 million of notes which mature on August 10, 2005 and pay interest on a semi-annual basis at a rate of 3% per annum. The issuance was priced at 99.927%, providing a yield of 3.05% per annum for the investors.

In December 2004, we offered US$75 million of real-denominated notes through our Cayman subsidiary maturing on June 14, 2006 and paying interest on a semi-annual basis at a rate of 17.9% per annum.

Our Medium-term Note, or MTN, program permits the issuance of up to US$2 billion (or its equivalent in other currencies) of securities. Our MTN program is a relatively inexpensive source of funding and permits us to issue securities with a maturity of more than 12 months.

As of December 31, 2004, we had the following issuances outstanding under our MTN program:

	Average interest rate	Notes due on	Aggregate principal amount
Month of issue

July 2003	4.00%	January 2005	US$125 million
February 2004	3.00%	August 2005	US$100 million
December 2004	17.90%	June 2006	US$75 million

Notes Issued Under Securitization Arrangements

As of December 31, 2004, we had the following notes issued under Securitization Arrangements:

Issue date	Aggregate principal amount	Maturity date

May 2002	US$400 million	April 2009
June 2003	US$105 million	July 2009
November 2003	~~Y~~ 25 billion	October 2013
May 2004	US$200 million	April 2011
September 2004	US$100 million	July 2011

We securitize U.S. dollar payment orders that we receive and process through our correspondent banks. UBB Diversified Payment Rights Finance Company, an exempted special purpose company established under the laws of the Cayman Islands, acquires these payment orders and uses them as an underlying asset for the issuance of notes in the international capital markets, as a financial transaction. Proceeds from the sale of notes are remitted to our subsidiary, Unibanco Cayman, as payment for the sale of the U.S. payment orders. The notes issued under securitization of U.S. dollar payment orders represent an additional source of funding for us.

The securitized assets consist of U.S. dollar payment orders, generally referred to as Swift MT-100 payments, received and processed by us through our correspondent banks. On December 31, 2004, we had R$2,668 million outstanding of liabilities representing notes issued under securitization arrangements, an increase of 8.8% compared to R$2,453 million at December 31, 2003.

In May 2004, we completed a securitization transaction in the amount of US$200 million. The notes mature on April 15, 2011 and pay interest on a quarterly basis at a rate of 0.50% per annum over the U.S. quarterly LIBOR rate. The principal amount of the notes will be amortized in equal and consecutive payments beginning on July 15, 2007.

In September 2004, we completed a securitization transaction in the amount of US$100 million. The notes are due on July 15, 2011 and pay interest on a quarterly basis at a floating rate equal to the LIBOR rate plus 0.45% per annum.

Mortgaged-Backed Notes

We issue notes collateralized by real estate loans. As of December 31, 2004, we had R$331 million of these mortgage-backed notes outstanding, of which R$328 million will mature within twelve months starting December 31, 2004, compared to R$807 million of outstanding mortgage-backed notes at December 31, 2003. This decrease was primarily due to our use of other sources of funding.

Local and Foreign Onlendings

On December 31, 2004, we had R$5,416 million in local and foreign onlendings outstanding, which consist primarily of real-denominated amounts borrowed from the National Economic Development Bank, BNDES, and the National Industrial Financing Authority, or FINAME, for loans extended to Brazilian clients for investments mainly in fixed assets, such as premises and equipment. Approximately R$1,644 million of these onlendings mature within twelve months from December 31, 2004. The decrease of 8.5% in local and foreign onlendings obligations from R$5,917 million on December 31, 2003 to R$5,416 million on December 31, 2004 was mainly due to the maturity of loans that were not extended or renewed.

Uses of Funding

The following table shows our assets at December 31, 2002, 2003 and 2004:

	As of December 31,

	2002		% of	2003		% of	2004		% of
			total			total			total

Assets	(in millions of R$, except percentages)
Cash and due from banks	R$	934	1.3%	R$	812	1.2%	R$	1,575	2.0%
Interest-bearing deposits in other banks		1,957	2.7		2,211	3.4		2,652	3.4
Federal funds sold and securities
purchased under resale agreements		13,561	18.8		8,874	13.4		11,472	14.7

Cash and cash equivalents		16,452	22.8		11,897	18.0		15,699	20.1
Interest-bearing deposits in other banks		352	0.5		675	1.0		927	1.2
Federal funds sold and securities
purchased under resale agreements		-	-		-	-		207	0.3
Central Bank compulsory deposits		3,926	5.4		4,116	6.2		4,808	6.2
Trading assets, at fair value		5,299	7.4		5,867	8.9		7,442	9.6
Securities available for sale, at fair value		6,196	8.6		3,024	4.6		2,595	3.3
Securities held to maturity, at cost		6,622	9.2		5,775	8.7		4,838	6.2
Loans		25,254	35.1		26,039	39.5		31,377	40.3
Allowance for loan losses		(1,389)	(1.9)		(1,317)	(2.0)		(1,560)	(2.0)

Net loans		23,865	33.2		24,722	37.5		29,817	38.3
Investments in unconsolidated companies		574	0.8		616	0.9		536	0.7
Premises and equipment, net		1,520	2.1		1,456	2.2		1,404	1.8
Goodwill		1,079	1.5		1,067	1.6		1,224	1.6
Intangibles, net		270	0.4		181	0.3		406	0.5
Other assets		5,833	8.1		6,651	10.1		7,955	10.2

Total Assets	R$	71,988	100.0%	R$	66,047	100.0%	R$	77,858	100.0%

In accordance to our asset and liability management policy and our liquidity management policy, most of our investments are in loans and securities portfolios, as well as cash and cash equivalents. On December 31, 2004, our loan portfolio represented 40.3%, the securities portfolio 19.1% and cash and cash equivalents 20.1% of our total assets, compared to 39.5%, 22.2% and 18.0%, respectively, on December 31, 2003. In addition to cash and cash equivalents, we believe our securities portfolio, which consists principally of Brazilian government securities, is also a contingent source of liquidity because these securities can be readily converted into cash.

The Central Bank requires compulsory deposits of 23% on time deposits, 30% on savings deposits and 53% on demand deposits. As of December 31, 2004, we had R$4,808 million of compulsory deposits representing 6.2% of our total assets. See “Item 5. Operating and Financial Review and Prospects - Macroeconomic Factors Affecting our Financial Condition and Results of Operations - Effect of Government Regulation on our Financial Condition and Results of Operations - Compulsory Deposit Requirements” for a detailed discussion of the Central Bank’s regulations regarding compulsory deposits.

Federal funds sold and securities purchased under resale agreements increased 31.6% as of December 31, 2004 compared to December 31, 2003. This growth was due to the decision to maintain the same policy as 2003, executing operations in the open market and with institutional investors.

The following table shows our capital expenditures in 2002, 2003 and 2004:

	For the Year Ended December 31,

	2002		2003		2004

	(in millions of R$)
Land and buildings	R$	38	R$	29	R$	68
Furniture and equipment		47		25		38
Leasehold improvements		56		65		66
Data processing		111		24		69
Software developed or obtained for internal use		60		119		90
Other		21		22		22

Total	R$	333	R$	284	R$	353

In 2004, our capital expenditures were focused on the upgrade and unification of operational and support platforms, expansion of points of sale and the incorporation of acquired companies such as BNL, Hipercard and Phenix. Land and building expenditures increased primarily as a result of the incorporation of BNL and the construction of our new branches, as well as refurbishing of our existing branches to implement the modification of our brand and the renewal of our logo.

Data processing expenses increased R$45 million primarily due to the incorporation of Hipercard and BNL and, furthermore, to leasing contracts with IBM to provide the necessary infrastructure, such as hardware, to the new branches.

During the period from 2002 to 2004, our capital expenditures consisted primarily of expenditures for data processing to automate our branch network, communication equipment and other technology tools designed to increase the efficiency of our operations, the services offered to our customers and our productivity.

We expect that capital expenditures in 2005 will not exceed our historical levels, which consist mainly of investments to improve our communication infrastructure, and customer service and back office administrative systems, as well as investments related to organic growth of our branch network.

Changes in Cash Flows

The following table shows the principal variations in our cash flows during each of the three years indicated.

	For the Year Ended December 31,

	2002		2003		2004

	(in millions of R$)
Net cash provided by operating activities	R$	7,397	R$	3,327	R$	1,383
Net cash provided by (used in) investing activities		(10,835)		1,575		(1,713)
Net cash provided by (used in) financing activities		15,039		(9,457)		4,132

Net (decrease) increase in cash and cash equivalents	R$	11,601	R$	(4,555)	R$	3,802

In order to improve presentation, prior periods amounts disclosed as investing activities in the Consolidated Statements of Cash Flows relating to (i) dividends received from unconsolidated companies of R$197 million in 2002 and R$158 million in 2003, and (ii) minority interest of consolidated subsidiaries of Unibanco of R$(57) million in 2002 and R$59 million in 2003 were reclassified to operating activities and financing activities, respectively.

2004

Net cash provided by operating activities

During 2004, our operating activities provided R$1,383 million net cash, as follows:

  R$2,379 million provided by our net income adjusted by non-cash items; and

  R$2,742 million provided by an increase in other liabilities, offset by an increase of R$2,591 million in other assets.

Net cash used in investing activities

During 2004, net cash used in investing activities was R$1,713 million, consisting of:

  R$1,885 million used in purchase of securities held to maturity, offset by R$3,140 million proceeds from matured of securities held to maturity;

  R$2,298 million used in purchase of securities available for sale, offset by R$3,490 million proceeds from sale of securities available for sale; and

  R$4,054 million increase in loans, due to our organic growth.

Net cash provided by financing activities

During 2004, net cash provided by financing activities was R$4,132 million, consisting of:

  R$7,538 million increase in deposits, mainly time deposits, including Superpoupe, due to the initiatives of the bank towards improving its funding mix during 2004; and

  R$1,916 million decrease in borrowing under long-term debt arrangements net of repayments, mainly due to R$1,434 million decrease in euronotes, R$502 million decrease in local onlendings, offset by R$215 million increase from the issuance of notes issued under securitization arrangements and R$430 million increase from new issuances of subordinated debts.

2003

Net cash provided by operating activities

During 2003, our operating activities provided R$3,327 million net cash, as follows:

  R$2,285 million provided by our net income adjusted by non-cash items; and

  R$2,344 million provided by an increase in other liabilities.

Net cash provided by investing activities

During 2003, net cash provided by investing activities was R$1,575 million, consisting of:

  R$6,546 million provided by proceeds from securities available for sale, offset by R$2,642 million in purchase of securities available for sale; and

  R$1,859 million increase in loans, due to our organic growth.

Net cash used in financing activities

During 2003, net cash used in financing activities was R$9,457 million, consisting of:

  R$7,057 million decrease in federal funds purchased and securities sold under repurchase agreements, primarily due to our role as dealer for the Central Bank in 2002;

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

2002

Net cash provided by operating activities

During 2002, our operating activities provided R$7,397 million net cash, as follows:

  R$2,170 million provided by our net income adjusted by non-cash items; and

  R$4,461 million provided by a decrease in trading assets resulting primarily from the reimposition by the Central Bank of reserve requirements on demand, savings and time deposits in cash.

Net cash used in investing activities

During 2002, net cash used in investing activities was R$10,835 million, consisting of:

  R$5,455 million used in purchase of securities held to maturity, offset by R$870 million proceeds from mature of securities held to maturity;

  R$2,385 million increase in deposits in cash with the Central Bank, due to new reserve requirements imposed;

  R$2,467 million increase in loans, due to our organic growth; and
  R$1,792 million used in purchase of securities available for sale, net of proceeds from sale of such securities.
Net cash provided by financing activities

During 2002, net cash provided by financing activities was R$15,039 million, consisting of:

  R$6,213 million increase in federal funds purchased and securities sold under repurchase agreements, primarily due to our role as dealer for the Central Bank;

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
Interest Rate Sensitivity

Managing interest rate sensitivity is a key component of our asset and liability management policy. Interest rate sensitivity is the relationship between market interest rates and net interest revenue due to the maturity or repricing characteristics of interest-earning assets and interest-bearing liabilities. For any given period, the interest rate sensitivity is offset when an equal amount of these assets or liabilities matures or reprices on that date. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position. This relationship is as of one particular date only, and significant swings can occur daily as a result of both market forces and management decisions.

Our interest rate sensitivity strategy takes into account:
  the balance between expected rates of return and risk;

  the overall exposure to interest rate risk; and

  the liquidity and capital requirements.

Our management monitors maturity mismatches in our positions on a daily basis and manages them within established limits, changing positions promptly as market outlooks change.

The following table shows the repricing periods of our interest-earning assets and interest-bearing liabilities as of December 31, 2004. The information at that date may not reflect interest rate gap positions at other times and may not represent the future impact on our results. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

	As of December 31, 2004

	Up to 30	31-90	91-180	181-360	1-3	3-5	Over
	days	days	days	days	years	years	5 years	Total

Deposits in other banks	R$ 1,952	R$ 974	R$ 41	R$ 147	R$ 363	R$ 12	R$ 90	R$ 3,579
Federal funds sold and securities
purchased under resale
agreements	8,552	3,127	-	-	-	-	-	11,679
Central bank compulsory
deposits	3,787	-	-	-	-	-	-	3,787
Trading	7,442	-	-	-	-	-	-	7,442
Securities available for sale	306	191	27	572	906	272	321	2,595
Securities held to maturity.	685	336	53	314	1,268	432	1,750	4,838
Loans	6,161	5,884	4,330	4,409	6,546	1,652	1,121	30,103
Other	9	-	-	-	39	-	-	48

Total interest-earning assets	R$28,894	R$10,512	R$4,451	R$ 5,442	R$9,122	R$2,368	R$3,282	R$64,071

	As of December 31, 2004

	Up to 30	31-90	91-180	181-360	1-3	3-5	Over
	days	days	days	days	years	years	5 years	Total

Deposits from banks	R$ 31	R$ -	R$ -	R$ -	R$ 44	R$ -	R$ 44	R$ 119
Savings deposits	6,346	-	-	-	-	-	-	6,346
Time deposits	1,902	4,191	4,583	4,172	6,862	2,384	7	24,101
Federal funds purchased and
securities sold under
repurchase agreements	4,657	1,233	322	198	277	-	-	6,687
Short-term borrowings	648	360	632	409	581	24	23	2,677
Long-term debt	696	422	723	1,301	3,296	2,074	3,188	11,700

Total interest-bearing liabilities	R$14,280	R$6,206	R$6,260	R$ 6,080	R$11,060	R$4,482	R$3,262	R$51,630

Asset/liability gap	14,614	4,306	(1,809)	(638)	(1,938)	(2,114)	20	12,441
Cumulative gap	14,614	18,920	17,111	16,473	14,535	12,421	12,441	12,441
Ratio of cumulative gap to
cumulative total interest-
earning assets	22.8%	29.5%	26.7%	25.7%	22.7%	19.4%	19.4%

Exchange Rate Sensitivity

Most of our operations are denominated in reais. However, we traditionally have outstanding, at any given time, assets, liabilities and derivatives denominated in foreign currencies, principally the U.S. dollar. We enter into derivatives contracts, including swaps, futures and options, to manage our overall exposure, as well as to assist customers in managing their exposures. Central Bank regulations limit our maximum foreign currency exposure to 30% of our regulatory capital. As of December 31, 2004, our net foreign currency exposure was 15.4% of our regulatory capital, according to Central Bank regulation. For additional information see “Item 5. Operating and Financial Review and Prospects - Macroeconomic Factors Affecting Our Financial Condition and Results of Operations - Effects of Government Regulation on Our Financial Conditions and Results of Operations - Capital Adequacy”.

As of December 31, 2004, the composition of our assets, liabilities, stockholders’ equity and derivative financial instruments by currency and term was as shown below. The information below may not reflect the net exposure at that date under the Central Bank’s guidelines, mainly because operations with final maturity in the following business day are not subject to changes in foreign currency as they are settled with an exchange rate of the previous day. In addition, the information at that date may not reflect the net exposure at other times and may not represent the future impact on our results.

	As of December 31, 2004

			Foreign
	R$		Currency		Total		Percentage

	(in millions of R$, except percentages)
Assets
Cash and due from banks	R$	858	R$	717	R$	1,575	2.0%
Loans, securities and other assets		59,752		13,247		72,999	93.8
Less than one year		49,951		8,276		58,227	74.8
From one to three years		6,471		2,651		9,122	11.7
More than three years		3,330		2,320		5,650	7.3
Premises and equipment, net		1,391		13		1,404	1.8
Investments in unconsolidated companies		520		16		536	0.7
Goodwill and other intangibles, net		1,587		43		1,630	2.1
Nonperforming loans		1,115		159		1,274	1.6
Allowance for loan losses		(1,276)		(284)		(1,560)	(2.0)

Total	R$	63,947	R$	13,911	R$	77,858	100.0%

Percentage of total assets		82.1%		17.9%		100.0%

Liabilities and Stockholders’ Equity
Non-interest bearing deposits	R$	2,695	R$	514	R$	3,209	4.1%
Deposits, borrowings and other liabilities		53,895		12,182		66,077	84.9
Less than one year		40,680		6,593		47,273	60.7
From one to three years		9,185		1,875		11,060	14.3
More than three years		4,030		3,714		7,744	9.9
Stockholders’ equity		8,572		-		8,572	11.0

Total	R$	65,162	R$	12,696	R$	77,858	100.0%

Percentage of total liabilities and stockholders’
equity		83.7%		16.3%		100.0%
Derivative financial instruments	R$	9,027	R$	(2,104)	R$	6,923
Net exposure			R$	(889)

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES ETC.

Not applicable.

5.D. TREND INFORMATION

Looking at 2005, we believe that Brazil will experience moderate economic growth, primarily as a result of a more stable economic and political environment. Although spreads are expected to fall, we believe the attractive economic environment will lead to higher confidence levels, and consequently a higher demand for loans, offsetting the margin compression, and leading to higher fees and commission revenues through the increase of cross selling.

Our Retail segment, particularly our consumer finance and SME businesses, are well positioned to benefit from the opportunities of higher demands for loans. Furthermore, with our improvements in credit risk analysis, we believe that we can expand our businesses without compromising credit quality. In addition, we will continue to focus on organic growth, strategic acquisitions and cross selling to increase profitability and retention rates. These initiatives should lead us towards economies of scale and lower transaction costs.

We expect to realize growth in our Wholesale segment by identifying and targeting our corporate clients’ financial needs. We believe that our restructuring and the integration of our domestic network will help us achieve that goal by leading us to a higher level of customization and new product offerings, such as derivative products.

We also expect to continue our growth in our Insurance and Pension Plans segment, mainly in commercial lines and in property risks, such as D&O, aviation, and petrochemical insurance, among others. Additionally, we believe our market share leadership for extended warranty products should enable us to sustain and improve our results for the segment.

In our Wealth Management segment, we believe our market position and our unique business model should allow us to maintain our growth and competitiveness.

We believe our profitability will be enhanced in the long-term mainly as a consequence of recent developments to our businesses and new organizational structures. Additionally, we will continue search for improvements in expense controls, such as:

  improving cost efficiency by frequently reviewing our policies for administrative expenses, and by pursuing greater synergy among our different businesses in order to simplify controls and processing of documents;

  consolidating back office units, such as credit concession and call centers, to ensure simpler and less expensive processes, as well as consolidating our international platforms;

  reviewing all of our logistics, including transportation routes and suppliers; and

  outsourcing some of our processes that increase administrative expenses, such as document and check processing.

We seek to improve quality in processes that directly impact the quality of our financial services. For this purpose, we have recently created a consolidated quality department to manage all customer related issues regarding financial products and services. In addition, we created an exclusive ranking with customer complaints, which should lead us to resolve critical demands and offer solutions more promptly.

5.E OFF-BALANCE SHEET ARRANGEMENTS

We and our subsidiaries have entered into several types of off-balance sheet arrangements, including lines and letters of credit, financial guarantees, and certain derivative and hedging transactions. We have no off-balance sheet entities or off-balance sheet arrangements that we believe are reasonably likely to have a material adverse effect on liquidity or the availability of or the requirements for capital resources.

Notional Amounts of our Derivatives

We use derivative financial instruments to manage our overall exposures, and to assist our clients in managing their exposure, with respect to market risks and currency exchange rate and interest rate fluctuations. We also enter into derivative contracts for trading purposes to take advantage of market opportunities.

The following table presents the notional amount and the fair value at December 31, 2004 of derivative positions held for trading and hedging purposes. For information related to 2003, see Note 28 to our consolidated financial statements.

			Fair
	Notional		value, net (1)

	(in millions of R$)
Interest rates:
Swap contracts - Non-hedge	R$	6,331	R$	3,098
Future contracts – purchased position:
Hedge		8,446		8,446
Non-hedge		14,319		14,319
Future contracts – sold position - Non-hedge		(17,243)		(17,243)
Forward contracts - Non-hedge		152		(231)
Foreign currency:
Swap contracts - Non-hedge		2,646		(2,450)
Future contracts – purchased position - Non-hedge		1,078		1,078
Future contracts – sold position - Non-hedge		(982)		(982)
Forward contracts - Non-hedge		403		274
Option contracts – purchase option - Non-hedge		78		1
Option contracts – sale option - Non-hedge		1,420		(25)
Exchange coupon:
Future contracts – purchased position - Non-hedge		1,026		1,026
Future contracts – sold position - Non-hedge		(395)		(395)
Equity securities:
Forward contracts - Non-hedge	R$	7	R$	7
________________________
(1) Includes both long and short positions, net.

Non-Hedging Transactions

Interest rate and currency swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The original maturity on these contracts at December 31, 2004 ranges from three days to nine years. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions, due to movements in interest rates and the exchange rate of currencies.

Interest rate and currency futures and forwards contracts are contracts for the delayed delivery of an instrument at a specified price or yield. The notional amounts represent the face value of the underlying instrument for which daily cash settlements of the price movements are made for the future contracts. Maturities of these contracts at December 31, 2004 range from one day to nine years. The credit risk associated with future and forwards contracts is minimized due to daily or monthly cash settlements and by entering into transactions with a select number of high-quality institutions.

Options are contracts which (i) transfer, modify, or reduce interest rate risk, or (ii) allow us to purchase or sell a currency in exchange for the payment of a premium at inception of the contract. As a purchaser of options, we pay a premium and as the writer of options, receive a premium in exchange for bearing the risk of unfavorable movements in future interest rates and market prices for the underlying currency.

Hedging Transactions

Cash flow hedges: At December 31, 2004 we had future contracts with a notional fair value of R$8,446 million, as hedges of the variability in expected future cash flows associated with the interbank interest rate (CDI) relating to certain time deposits.

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

Financial Guarantees

As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers, which are summarized below:

	Contractual amounts

	As of December 31

	(in millions of R$)
					Less than		1 to 3		3 to 5		After 5		No stated
	2003		2004		one year		years		years		years		maturity

Co-obligation for credit
assignment	R$	29	R$	2	R$	1	R$	-	R$	-	R$	1	R$	-
Guarantees		3,207		4,197		948		1,768		767		591		123
Standby letters of credit and other
letters of credit		118		168		168		-		-		-		-

Co-obligation for credit assignment are assignments of credit in which we continue to have a co-payment obligation in the event of default by borrower.

Guarantees and standby letters of credit are our conditional commitments to guarantee the performance of a customer to a third party in borrowing arrangements. Other letters of credit are issued to support transactions on behalf of customers.

At December 31, 2004, the carrying value of financial guarantees is recorded in “Other liabilities” in the amount of R$42 million, including the provision for probable losses in the amount of R$25 million.

Additionally, at December 31, 2003 and 2004 we have contractual amounts of R$11,955 and R$16,711, respectively, of unfunded commitments to extend credit for a specified time period to lend to customers who have complied with predetermined contractual conditions. These contracts have maturities of less than one year and can be renewed.

For a detailed discussion of the impact of off-balance sheet arrangements see Note 28 and 29 to our consolidated financial statements.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

Our contractual obligations as of December 31, 2004 are summarized as follows:

	Payments due by period

			Less
			than one		1 to 3		3 to 5		More than
Contractual obligations	Total		year		years		years		5 years

	(in millions of R$)

Time deposits	R$	24,101	R$	14,848	R$	6,862	R$	2,391	R$	-
Euronotes		1,157		820		179		109		49
Foreign onlending		254		46		99		79		30
Local onlendings		5,162		1,598		2,243		804		517
Mortgage indebtedness (1)		331		328		3		-		-
Notes issued under securitization
arrangements		2,668		255		716		993		704
Subordinated debt		1,898		10		-		-		1,888
Other long-term obligations (2)		230		85		56		89		-

Total debt obligations	R$	35,801	R$	17,990	R$	10,158	R$	4,465	R$	3,188

________________
(1)	Notes issued in the Brazilian Market, entirely collateralized by real estate loans.
(2)	Includes R$79 million of obligations under capital leases and R$27 million of accounts payable for the purchase of assets.

For additional information related to contractual obligation see Note 16 to our consolidated financial statements.

Other Commitments

We lease many properties under standard real estate leases that can be canceled at our option and include renewal options and escalation clauses for adjusting rentals to reflect changes in price indices. During 2002 and 2004, we sold many properties used as branches and subsequently we rented them for the purpose of continuing our operations. Fines on rescission of real estate leases were R$48 million and expenses of real estate leases were R$189 million in 2004. The following table set forth the real estate leases commitments:

	Real estate leases
	commitments

	(in millions of R$)

2005	R$	178
2006		157
2007		134
2008		107
2009		76
Thereafter		167

Total	R$	819

Our monthly amount of rental payments with no stated maturity in renew process and under litigation is R$1million.

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

		As of December 31,

		2002				2003					2004

	Average				Average	Average				Average	Average				Average
	balance		Interest		yield/rate	balance		Interest		yield/rate	balance		Interest		yield/rate

		(in millions of R$, except percentages)
Interest-earning assets:
Interest-bearing deposits in other
banks	R$	2,280	R$	182	8.0%	R$	2,678	R$	166	6.2%	R$	3,780	R$	249	6.6%
Federal funds sold and securities
purchased under resale agreements		3,771		652	17.3		7,953		1,554	19.5		10,518		1,538	14.6
Central Bank compulsory deposits		871		173	19.9		3,063		512	16.7		3,378		404	12.0
Trading assets		8,001		906	11.3		5,690		886	15.6		7,643		1,385	18.1
Securities available for sale (1)		5,535		1,500	27.1		4,900		588	12.0		3,121		588	18.8
Securities held to maturity		5,079		3,113	61.3		5,532		(499)	(9.0)		5,742		449	7.8
Loans		23,708		8,514	35.9		23,749		6,138	25.8		27,080		6,495	24.0
Other interest-earning assets		62		5	8.1		65		10	15.4		45		6	13.3

Total interest-earning assets		49,307		15,045	30.5		53,630		9,355	17.4		61,307		11,114	18.1

Non-interest-earning assets:
Cash and due from banks		1,019					766					1,188
Central Bank compulsory deposits		1,252					803					896
Nonperforming loans		1,084					1,132					1,122
Allowance for loan losses		(1,374)					(1,301)					(1,298)
Investments in unconsolidated
companies		692					603					712
Premises and equipment		1,698					1,480					1,507
Goodwill and other intangibles		1,494					1,296					1,456
Other assets		5,138					6,170					7,493

Total non-interest-earning assets		11,003					10,949					13,076

Total assets	R$	60,310	R$	15,045	24.9%	R$	64,579	R$	9,355	14.5%	R$	74,383	R$	11,114	14.9%

Interest-bearing liabilities:
Time deposits:
Domestic	R$	13,218	R$	2,390	18.1%	R$	15,988	R$	3,367	21.1%	R$	18,838	R$	2,814	14.9%
International		581		21	3.6		764		18	2.4		1,230		29	2.4

Total		13,799		2,411	17.5		16,752		3,385	20.2		20,068		2,843	14.2

Savings deposits:
Domestic		5,103		397	7.8		5,442		509	9.4		5,684		380	6.7
International		181		7	3.9		293		7	2.4		484		3	0.6

Total		5,284		404	7.6		5,735		516	9.0		6,168		383	6.2

Deposits from banks:
Domestic		143		32	22.4		101		31	30.7		143		34	23.8
International		153		5	3.3		49		3	6.1		88		-	-

Total		296		37	12.5		150		34	22.7		231		34	14.7

Federal funds purchased and
securities sold under repurchase
agreements		8,251		1,270	15.4		6,426		1,142	17.8		8,874		1,167	13.2

Short-term borrowings:
Domestic		122		42	34.4		40		9	22.5		66		1	1.5
International		6,011		2,022	33.6		4,513		(453)	(10.0)		3,353		(37)	(1.1)

Total		6,133		2,064	33.7		4,553		(444)	(9.8)		3,419		(36)	(1.1)

Long-term debt:
Domestic		5,452		925	17.0		6,392		711	11.1		6,328		696	11.0
International		4,099		2,632	64.2		5,675		(1,013)	(17.9)		6,256		253	4.0

Total		9,551		3,557	37.2		12,067		(302)	(2.5)		12,584		949	7.5

Total interest-bearing liabilities		43,314		9,743	22.5		45,683		4,331	9.5		51,344		5,340	10.4

Non-interest-bearing liabilities:
Demand deposits:
Domestic		1,929					1,848					2,296
International		501					668					657

Total		2,430					2,516					2,953

Other non-interest-bearing
liabilities		8,479		-			9,886		-			12,426		-

Total non-interest bearing
liabilities		10,909		-			12,402		-			15,379		-

Total liabilities		54,223		9,743	18.0		58,085		4,331	7.5		66,723		5,340	8.0

Stockholders’ equity		6,087		-			6,494		-			7,660		-

Total liabilities and
stockholders’ equity	R$	60,310	R$	9,743		R$	64,579	R$	4,331		R$	74,383	R$	5,340

____________________
(1) The average balance for securities classified as available for sale do not include the effect of changes in fair value.

     Changes in Interest Income and Expenses - Volume and Rate Analysis

     The following table shows the allocation of the changes in our interest income and expense between average volume and changes in the average yields/rates for 2003 compared to 2002 and to 2004. Volume and rate variances have been calculated based on movements of average balances over the period and changes in average interest yield/rates on interest-earning assets and interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to the change due to volume and the change due to rate on a proportional basis.

	2003/2002						2004/2003

	Increase/ (decrease)						Increase/ (decrease)
	due to changes in:						due to changes in:

					Net						Net
	Volume		Yield/rate		change		Volume		Yield/rate		change

	(in millions of R$)
Interest-earning assets:
Interest-bearing deposits in other
banks	R$	29	R$	(45)	R$	(16)	R$	72	R$	11	R$	83
Federal funds sold and securities
purchased under resale
agreements		807		95		902		430		(446)		(16)
Central Bank compulsory deposits		370		(31)		339		49		(157)		(108)
Trading assets		(304)		284		(20)		338		161		499
Securities available for sale		(156)		(756)		(912)		(261)		261		-
Securities held to maturity		255		(3,867)		(3,612)		(18)		966		948
Loans		15		(2,391)		(2,376)		820		(463)		357
Other interest-earning assets		-		5		5		(3)		(1)		(4)

Total interest-earning assets	R$	1,006	R$	(6,696)	R$	(5,690)	R$	1,369	R$	390	R$	1,759

Interest-bearing liabilities:
Time deposits:
Domestic	R$	547	R$	430	R$	977	R$	534	R$	(1,087)	R$	(553)
International		6		(9)		(3)		11		-		11

Total		553		421		974		544		(1,086)		(542)

Savings deposits:
Domestic		28		84		112		22		(151)		(129)
International		3		(3)		-		3		(7)		(4)

Total		32		80		112		26		(159)		(133)

Deposits from banks:
Domestic		(11)		10		(1)		11		(8)		3
International		(5)		3		(2)		1		(4)		(3)

Total		(16)		13		(3)		12		(12)		-

Federal funds purchased and
securities sold under repurchase
agreements		(306)		178		(128)		368		(343)		25
Short-term borrowings:
Domestic		(22)		(11)		(33)		4		(12)		(8)
International		(399)		(2,076)		(2,475)		93		323		416

Total		(421)		(2,087)		(2,508)		96		312		408

Long-term debt:
Domestic		141		(355)		(214)		(7)		(8)		(15)
International		713		(4,358)		(3,645)		(94)		1,360		1,266

Total		846		(4,705)		(3,859)		(100)		1,351		1,251

Total interest-bearing liabilities	R$	796	R$	(6,208)	R$	(5,412)	R$	858	R$	151	R$	1,009

     Net Interest Margin and Spread

     The following table shows our average interest-earning assets, average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread for 2002, 2003 and 2004.

	For the Year Ended December 31,

	2002		2003		2004

	(in millions of R$, except percentages)

Total average interest-earning assets	R$	49,307	R$	53,630	R$	61,307
Total average interest-bearing liabilities		43,314		45,683		51,344
Net interest income (1)	R$	5,302	R$	5,024	R$	5,774
Average yield on average interest-earning assets		30.5%		17.4%		18.1%
Average rate on average interest-bearing liabilities		22.5		9.5		10.4
Net interest spread (2)		8.0		7.9		7.7
Net interest margin (3)		10.8%		9.4%		9.4%

____________________
(1)	Defined as total interest income less total interest expense.
(2)	Defined as the differences between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(3)	Defined as net interest income divided by average interest-earning assets.

     Returns on Equity and Assets

     The following table shows certain of our financial data for the periods indicated:

	For the Year Ended December 31,

	2002		2003		2004

	(in millions of R$, except percentages)

Net income	R$	803	R$	873	R$	2,063
Average total assets		60,310		64,579		74,383
Average stockholders’ equity	R$	6,087	R$	6,494	R$	7,660
Net income as a percentage of average total assets		1.3%		1.4%		2.8%
Net income as a percentage of average
stockholders’ equity		13.2		13.4		26.9
Dividends payout ratio common and preferred (1)		42.4		49.2		25.4
Average stockholders’ equity as a percentage of
average total assets		10.1%		10.1%		10.3%

____________________
(1) Defined as dividends declared per share divided by net income per share

     Securities Portfolio

     General

     The following table shows our portfolio of trading assets, securities available for sale and securities held to maturity as of December 31, 2002, 2003 and 2004. The amounts exclude our investments in unconsolidated companies (see Note 11 to our consolidated financial statements). Trading assets and securities available for sale are stated at fair value and securities held to maturity are stated at amortized cost (see Notes 2(d), 2(e), 2(f), 6, 7, 8 and 28 to our consolidated financial statements).

		As of December 31,

			% of			% of			% of
	2002		total	2003		total	2004		total

		(in millions of R$, except percentages)
Trading assets:
Federal government securities	R$	2,477	46.8%	R$	4,190	71.4%	R$	5,985	80.4%
Brazilian sovereign bonds (2)		50	0.9		217	3.7		81	1.1
Securities of foreign governments		31	0.6		67	1.1		146	2.0
Corporate debt securities		23	0.4		240	4.1		162	2.2
Bank debt securities		28	0.5		89	1.5		22	0.3
Mutual funds (1)		2,282	43.1		539	9.2		477	6.4
Stocks		-	-		47	0.9		90	1.2
Derivative financial instruments		408	7.7		478	8.1		479	6.4

Total	R$	5,299	100.0%	R$	5,867	100.0%	R$	7,442	100.0%

Trading assets as a percentage of
total assets		7.4%	-		8.9%	-		9.6%	-
Securities available for sale:
Federal government securities	R$	1,823	29.4%	R$	683	22.6%	R$	497	19.2%
Brazilian sovereign bonds (2)		726	11.7		-	-		-	-
Securities of foreign governments		-	-		29	0.9		27	1.0
Corporate debt securities		2,907	46.9		1,966	65.0		1,791	69.0
Bank debt securities		316	5.1		144	4.8		137	5.3
Stocks		243	3.9		151	5.0		110	4.2
Mutual funds		181	3.0		51	1.7		33	1.3

Total	R$	6,196	100.0%	R$	3,024	100.0%	R$	2,595	100.0%

Securities available for sale as a
percentage of total assets		8.6%	-		4.6%	-		3.3%	-
Securities held to maturity:
Federal government securities	R$	5,912	89.3%		R$ 4,285	74.2%		R$ 2,349	48.6%
Brazilian sovereign bonds (2)		305	4.6		1,140	19.8		2,178	45.0
Securities of foreign governments		1	-		-	-		-	-
Corporate debt securities		404	6.1		291	5.0		215	4.4
Bank debt securities		-	-		59	1.0		96	2.0

Total	R$	6,622	100.0%	R$	5,775	100.0%	R$	4,838	100.0%

Securities held to maturity as a
percentage of total assets		9.2%	-		8.7%	-		6.2%	-

____________________
(1)	The portfolios of mutual funds held by our insurance, annuity products and private retirement companies are represented mainly by federal government securities.
(2)	Consists primarily of Brady Bonds and Global Bonds issued by Brazilian government abroad.

     At December 31, 2002, 2003 and 2004 we held no securities of a single issuer or related group of companies whose the aggregate book value and market value exceeded 10% of our stockholders’ equity, except for the R$11,293 million, R$10,515 million and R$11,090 million of investment on Federal government securities and Brazilian sovereign bonds representing 180.8%, 155.7% and 129.4% of our stockholders’ equity, respectively.

     Maturity Distribution

     The following table shows the maturity distribution and average yields as of December 31, 2004 for our trading assets, securities available for sale and securities held to maturity. Brazilian tax law does not currently provide income tax exemptions for interest earned on any investment securities. Therefore interest income has not been presented on a tax-equivalent – basis.

	As of December 31, 2004

			Due in		Due in
	Due in		between		between
	1 year or		1 and 5		5 and 10		Due after
	less		years		years		10 years		Total

		Yield		Yield		Yield		Yield		Yield
	R$	% (3)	R$	% (3)	R$	% (3)	R$	% (3)	R$	% (3)

				(in millions of R$, except percentages)
Trading assets:
Federal government securities	R$ 5,985	16.7%	R$ -	-%	R$ -	-%	R$ -	-%	R$ 5,985	16.7%
Brazilian sovereign bonds.	81	9.7	-	-	-	-	-	-	81	9.7
Securities of foreign governments	146	6.1	-	-	-	-	-	-	146	6.1
Corporate debt securities.	162	16.4	-	-	-	-	-	-	162	16.4
Bank debt securities	22	6.1	-	-	-	-	-	-	22	6.1
Mutual funds (1)	477	-	-	-	-	-	-	-	477	-
Stocks	90	-	-	-	-	-	-	-	90	-
Derivative financial instruments	479	-	-	-	-	-	-	-	479	-

Total (3)	R$ 7,442	16.3%	R$ -	-%	R$ -	-%	R$ -	-%	R$ 7,442	16.3%

Securities available for sale: (2)
Federal government securities	R$ 359	17.7%	R$ 115	17.6%	R$ 2	8.5%	R$ 36	7.9%	R$ 512	17.2%
Securities of foreign governments	25	0.1	-	-	-	-	-	-	25	0.1
Corporate debt securities.	542	22.7	941	22.0	277	23.3	4	1.7	1,764	22.3
Bank debt securities	17	18.1	117	24.6	1	8.7	-	-	135	23.7
Stocks (1).	109	-	-	-	-	-	-	-	109	-
Mutual funds	33	-	-	-	-	-	-	-	33	-

Total (3)	R$ 1,085	20.1%	R$ 1,173	21.8%	R$ 280	23.2%	R$ 40	6.9%	R$ 2,578	20.0%

Securities held to maturity:
Federal government securities	R$ 1,223	10.5%	R$ 674	12.7%	R$ -	-%	R$ 452	9.1%	R$ 2,349	10.8%
Brazilian sovereign bonds	28	7.8	852	10.4	1,110	9.1	188	12.7	2,178	9.9
Corporate debt securities.	132	7.2	83	11.4	-	-	-	-	215	8.8
Bank debt securities	5	4.4	91	8.4	-	-	-	-	96	8.2

Total (3)	R$ 1,388	10.1%	R$ 1,700	11.2%	R$ 1,110	9.1%	R$ 640	10.1%	R$ 4,838	10.3%

____________________
(1)	Average yields are not shown as such yields are not meaningful. These securities have been excluded from the calculation of the total yield.
(2)	Historical cost balances have been used to compute yield. The gross fair value adjustments in the amount of R$12 million (gain) are reflected as a component of stockholders’ equity and was not included in the calculation of the yield.
(3)	These yields do not include the monetary correction component of our securities.

     The following table presents our securities portfolio by currency as of December 31, 2002, 2003 and 2004.

					At amortized
			At fair value		cost

			Securities		Securities
	Trading		available		held to
	assets		for sale		maturity		Total

	(in millions of R$)
As of December 31, 2002
Brazilian currency (reais)	R$	3,246	R$	3,877	R$	19	R$	7,142
Indexed by foreign currency (1)		1,914		972		5,893		8,779
Denominated in foreign currency (1)		139		1,347		710		2,196

Total	R$	5,299	R$	6,196	R$	6,622	R$	18,117

As of December 31, 2003
Brazilian currency (reais)	R$	5,257	R$	2,658	R$	347	R$	8,262
Indexed by foreign currency (1)		609		157		3,938		4,704
Denominated in foreign currency (1)		1		209		1,490		1,700

Total	R$	5,867	R$	3,024	R$	5,775	R$	14,666

As of December 31, 2004
Brazilian currency (reais)	R$	6,871	R$	2,489	R$	641	R$	10,001
Indexed by foreign currency (1)		33		-		1,707		1,740
Denominated in foreign currency (1)		538		106		2,490		3,134

Total	R$	7,442	R$	2,595	R$	4,838	R$	14,875

____________________
(1) Predominantly U.S. dollar

     Central Bank Compulsory Deposits

     We are required to maintain certain deposits with the Central Bank. The following shows the amounts of these deposits at December 31, 2002, 2003 and 2004.

	As of December 31,

	2002			2003			2004

			% of total			% of total			% of total
			compulsory			compulsory			compulsory
	R$		deposits	R$		deposits	R$		deposits

	(in millions of R$, except percentages)
Type of deposit:
Non-interest-earning	R$	698	17.8%	R$	824	20.0%	R$	1,021	21.2%
Interest-earning		3,228	82.2		3,292	80.0		3,787	78.8

Total	R$	3,926	100.0%	R$	4,116	100.0%	R$	4,808	100.0%

     At December 31, 2003 and 2004 we also had R$2,547 million and R$1,426 million, respectively, of federal funding government securities, linked to the Central Bank in the form of compulsory deposits, recorded as trading assets, securities available for sale and securities held to maturity.

     Loans

     The following table shows gross loans outstanding under our loan portfolio by category of the borrower’s principal business sector. Substantially all of our loans are to borrowers domiciled in Brazil and are denominated in reais. Additionally, approximately half of our loan portfolio is indexed to Brazilian base interest rates or in to U.S. dollar.

			As of December 31,

	2000		2001		2002		2003		2004

	(in millions of R$)
Type of loan:
Commercial:
Industrial and other	R$	9,264	R$	11,783	R$	12,480	R$	13,122	R$	15,263
Import financing		1,302		1,306		1,231		759		1,291
Export financing		2,457		1,968		2,714		2,510		1,804
Real estate loan, primarily residential housing loans		466		494		648		844		1,052
Direct lease financing		838		722		520		471		639
Individuals:
Overdraft		781		960		873		795		804
Financing		2,350		3,075		3,503		3,703		4,524
Credit card		1,262		1,777		1,516		1,862		3,676
Agricultural		727		825		791		812		1,050
Nonperforming loans		867		1,002		978		1,161		1,274
Allowance for loan losses		(1,005)		(1,276)		(1,389)		(1,317)		(1,560)

Loans, net	R$	19,309	R$	22,636	R$	23,865	R$	24,722	R$	29,817

     The loans categories shown above are as follows:

     Commercial - Commercial loans include loans to corporate customers, including small businesses, as well as the financing of imports for corporate customers. Additionally, we make advances to corporate exporters under trade exchange contracts. Generally, these loans have short-to medium-term maturities.

     Real estate - Real estate loans primarily consist of mortgage loans to individuals for residences, which generally have long-term maturities, as well as mortgage loans to construction companies, which generally have medium-term maturities.

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

     Nonperforming Loans

     The following table shows our nonperforming loans, together with certain asset quality ratios for the years 2000 through 2004. We consider all loans 60 days or more overdue as nonperforming and subject to review for impairment. Small-balance homogenous loans, such as overdrafts, credit card receivables, residential housing loans and consumer installment loans, are aggregated for purposes of evaluating impairment. Larger-balance loans are assessed based on the risk characteristics of each individual borrower. We do not have any material restructured loans. Charge-off normally occurs if no payment is received within 360 days.

	As of and for the Year Ended December 31,

	2000		2001		2002		2003		2004

				(in millions of R$, except percentages)

Nonperforming loans	R$	867	R$	1,002	R$	978	R$	1,161	R$	1,274
Foreclosed assets, net of reserves		181		129		92		95		44

Total nonperforming loans and foreclosed assets	R$	1,048	R$	1,131	R$	1,070	R$	1,256	R$	1,318

Allowance for loan losses		1,005		1,276		1,389		1,317		1,560
Total loans	R$	20,314	R$	23,912	R$	25,254	R$	26,039	R$	31,377
Nonperforming loans as a percentage of total loans		4.3%		4.2%		3.9%		4.5%		4.1%
Nonperforming loans and foreclosed assets as a
percentage of total loans		5.2		4.7		4.2		4.8		4.2
Allowance for loan losses as a percentage
of total loans		4.9		5.3		5.5		5.1		5.0
Allowance for loan losses as a percentage
of nonperforming loans		116		127		142		113		122
Allowance for loan losses as a percentage of
nonperforming loans and foreclosed assets		96		113		130		105		118
Net charge-offs during the period as a percentage
of average loans outstanding (including
nonperforming loans)		2.7%		3.6%		4.8%		3.8%		2.5%

     Credit Approval Process

     For a discussion of our approval process for retail and wholesale loans, including credit card loans, see “Item 11 - Quantitative and Qualitative Disclosures about Market Risk – Risk Management – Credit Risk”.

     Risks of the Loan Portfolio by Category

     Credit Risk - Lending

     For a discussion of credit risk - lending, see “Item 11 - Quantitative and Qualitative Disclosures about Market Risk - Credit”.

     Indexation

     Substantially all of our loan portfolio is denominated in reais. However, a portion of the portfolio is indexed to or denominated in foreign currencies, primarily the U.S. dollar, which at December 31, 2002, 2003 and 2004 represented, 27.7%, 22.9% and 19.3%, respectively, of our total loan portfolio. Our main loan transactions denominated in or indexed to the U.S. dollar consist of onlending of eurobonds and export and import financing.

     Maturity and Interest Rate Sensitivity of Loans

     The following tables show the maturity distribution of our loan portfolio by category as well as the interest rate sensitivity of the loan portfolio by maturity distribution.

	As of December 31, 2004

		Due in	Due in	Due in	Due in	Due in
	Due in	between	between	between	between	between	Due	No	Total	Allowance
	1 month	1 and 3	3 and 6	6 months	1 and 3	3 and 5	after	stated	gross	for loan
	or less	months	months	and 1 year	years	years	5 years	maturity	loans	losses	Total

	(in millions of R$)
Type of loan:
Commercial:
Industrial and other	R$ 2,772	R$ 2,732	R$ 1,880	R$ 1,801	R$ 4,180	R$ 1,324	R$ 686	R$ 264	R$ 15,639	R$ 869	R$ 14,770
Import financing	59	174	260	473	277	24	23	1	1,291	2	1,289
Export financing .	278	441	485	247	256	31	-	69	1,807	10	1,797
Real estate loans	52	75	84	113	248	177	351	44	1,144	37	1,107
Direct lease financing	40	62	86	150	289	18	2	4	651	18	633
Individuals:
Overdraft.	380	453	19	-	-	-	-	84	936	53	883
Financing	850	702	836	1,075	1,200	36	-	134	4,833	302	4,531
Credit card	959	1,079	390	204	1	-	-	1,388	4,021	230	3,791
Agricultural	50	166	290	346	95	42	59	7	1,055	39	1,016

Total	R$ 5,440	R$ 5,884	R$ 4,330	R$ 4,409	R$ 6,546	R$ 1,652	R$ 1,121	R$ 1,995	R$ 31,377	R$ 1,560	R$ 29,817

     Credit card loans require minimum payment, which ranges from 15% to 20% of the outstanding balance and the remaining balances may be rolled-over at the customer’s discretion.

	As of December 31, 2004

			Due in		Due in		Due in		Due in		Due in
	Due in		between		between		between		between		between		Due		No		Total
	1 month		1 and 3		3 and 6		6 months		1 and 3		3 and 5		after		stated		gross
	or less		months		months		and 1 year		years		years		5 years		maturity		loans

	(in millions of R$)
Loans to customers by
maturity subject to:
Variable rates	R$	947	R$	1,793	R$	1,783	R$	1,993	R$	3,832	R$	1,176	R$	1,039	R$	328	R$	12,891
Fixed rates		4,493		4,091		2,547		2,416		2,714		476		82		1,667		18,486

Total	R$	5,440	R$	5,884	R$	4,330	R$	4,409	R$	6,546	R$	1,652	R$	1,121	R$	1,995	R$	31,377

     Foreign Country Loans Outstanding

     Cross-border outstanding loans at December 31, 2004 in each foreign country account are showed in the following table:

Foreign Country	Loans, net		% of total assets

Cayman Island	R$	1,311	1.7%
Paraguay		333	0.4
Nassau		103	0.1
Luxembourg		1	-

Total	R$	1,748	2.2%

      Additionally, our deposit base is primarily comprised of Brazilian-based customers and the amount of deposits outside of Brazil is not considered significant (less than 10% of total deposits).

     Loans by Economic Activity

     The following table shows our loans by borrowers’ economic activity as of December 31, 2002, 2003 and 2004. The table does not include nonperforming loans.

	As of December 31,

	2002			2003			2004

	Loan		% of loan	Loan		% of loan	Loan		% of loan
	portfolio		portfolio	portfolio		portfolio	portfolio		portfolio

	(in millions of R$, except percentages)

Manufacturing
Electricity, gas and water	R$	1,259	5.2%	R$	1,181	4.7%	R$	1,657	5.5%
Paper, pulp, paper and wood products		1,001	4.1		985	4.0		1,221	4.1
Food, beverages and tobacco		1,453	6.0		1,353	5.4		1,086	3.6
Automobile industry		841	3.5		1,215	4.9		994	3.3
Production of machines and equipment		153	0.6		613	2.5		853	2.8
Chemical and pharmaceutical		1,172	4.8		1,080	4.3		816	2.7
Basic metal industries		1,263	5.2		755	3.0		770	2.6
Petroleum		511	2.1		474	1.9		417	1.4
Extractive		630	2.6		414	1.7		379	1.3
Textiles, clothing and leather goods		337	1.4		278	1.1		367	1.2
Electronic and communication
equipment		249	1.0		115	0.5		332	1.1
Rubber and plastic		147	0.6		106	0.5		203	0.7
Production of metal goods		559	2.3		269	1.1		171	0.6
Electric and electronic		184	0.8		156	0.6		145	0.5
Other manufacturing industries		26	0.1		7	-		20	0.1

Subtotal		9,785	40.3		9,001	36.2		9,431	31.5

Retailers
Retail		1,343	5.5		1,523	6.1		1,873	6.2
Wholesale		887	3.7		1,204	4.8		1,171	3.9

Subtotal		2,230	9.2		2,727	10.9		3,044	10.1

Financial service
Financial companies		197	0.8		150	0.6		279	0.9
Insurance companies and private pension
funds		58	0.2		5	-		5	-

Subtotal		255	1.0		155	0.6		284	0.9

Residential construction loans		105	0.4		254	1.0		266	0.9

Other services:
Transportation		848	3.5		1,186	4.8		1,556	5.2
Post office and telecommunications		1,209	5.0		1,143	4.6		1,364	4.5
Construction		330	1.4		416	1.7		433	1.4
Real estate services		482	2.0		385	1.5		400	1.3
Agricultural		417	1.8		306	1.2		268	0.9
Associative activities		83	0.3		97	0.4		153	0.5
Education		94	0.4		106	0.4		147	0.5
Health and social services		112	0.5		122	0.5		145	0.5
Cultural and sport leisure activities		202	0.8		150	0.6		96	0.3
Lodging and catering services		80	0.3		70	0.3		92	0.3
Other		740	3.0		961	3.9		1,512	5.0

Subtotal		4,597	19.0		4,942	19.9		6,166	20.4

Agriculture, livestock, forestry and
fishing		727	3.0		746	3.0		899	3.0
Individuals:
Consumer loans		5,894	24.3		6,360	25.6		9,007	29.9
Residential mortgage loans		542	2.2		590	2.4		786	2.6
Lease financing		77	0.3		37	0.1		69	0.2
Other		64	0.3		66	0.3		151	0.5

Subtotal		6,577	27.1		7,053	28.4		10,013	33.2

Total	R$	24,276	100.0%	R$	24,878	100.0%	R$	30,103	100.0%

     Classification of Loan Portfolio

     The following table shows the current classification of our loan portfolio by risk category, with AA represents minimum credit risk and H represents extremely high credit risk. At December 31, 2002, 2003 and 2004, approximately 91.1% of our loan portfolio is classified in the categories AA to C which represent loans on full accrual status.

As of December 31, 2002

Loans						Nonperforming loans					Allowance for loan losses

			Wealth					Wealth					Wealth
Risk	Whole-		manage	Insur-		Whole-		manage	Insur-		Whole-		manage	Insur-
level	sale	Retail	ment	ance	Total	sale	Retail	ment	ance	Total	sale	Retail	ment	ance	Total

(in millions of R$)
AA	R$ 6,245	R$ 2,551	R$ 224	R$ 337	R$ 9,357	R$ -	R$ -	R$ -	R$ -	R$ -	R$ -	R$ -	R$ -	R$ -	R$ -
A	2,314	4,187	32	-	6,533	-	-	-	-	-	12	22	-	-	34
B	2,064	524	12	-	2,600	-	-	-	-	-	21	5	-	-	26
C	4,004	484	11	-	4,499	-	14	-	-	14	162	22	-	-	184
D	394	234	2	-	630	2	142	-	-	144	52	55	-	-	107
E	131	78	2	-	211	83	129	-	-	212	94	67	-	-	161
F	20	50	1	-	71	17	112	4	-	133	19	85	3	-	107
G	126	38	8	-	172	33	111	-	-	144	123	107	6	-	236
H	109	89	5	-	203	32	289	7	3	331	141	378	12	3	534

Total	R$15,407	R$ 8,235	R$ 297	R$ 337	R$ 24,276	R$ 167	R$ 797	R$ 11	R$ 3	R$ 978	R$ 624	R$ 741	R$ 21	R$ 3	R$1,389

As of December 31, 2003

Loans						Nonperforming loans					Allowance for loan losses

			Wealth					Wealth					Wealth
Risk	Whole-		manage	Insur-		Whole-		manage	Insur-		Whole-		manage	Insur-
level	sale	Retail	ment	ance	Total	sale	Retail	ment	ance	Total	sale	Retail	ment	ance	Total

(in millions of R$)
AA	R$ 7,884	R$ 2,391	R$ 214	R$ 357	R$ 10,846	R$ -	R$ -	R$ -	R$ -	R$ -	R$ 10	R$ -	R$ -	R$ -	R$ 10
A	3,122	4,996	14	-	8,132	-	-	-	-	-	17	25	-	-	42
B	1,812	812	8	-	2,632	-	-	-	-	-	25	8	-	-	33
C	1,615	497	2	-	2,114	59	19	-	-	78	71	17	-	-	88
D	389	178	2	-	569	17	157	-	-	174	128	50	-	-	178
E	212	67	1	-	280	97	151	-	-	248	93	69	-	-	162
F	16	47	1	-	64	20	134	-	-	154	24	93	-	-	117
G	19	29	7	-	55	3	117	-	-	120	5	104	5	-	114
H	121	56	9	-	186	57	312	17	1	387	178	368	26	1	573

Total	R$ 15,190	R$ 9,073	R$ 258	R$ 357	R$ 24,878	R$ 253	R$ 890	R$ 17	R$ 1	R$ 1,161	R$ 551	R$ 734	R$ 31	R$ 1	R$1,317

As of December 31, 2004

Loans						Nonperforming loans					Allowance for loan losses

			Wealth					Wealth					Wealth
Risk	Whole-		manage	Insur-		Whole-		manage	Insur-		Whole-		manage	Insur-
level	sale	Retail	ment	ance	Total	sale	Retail	ment	ance	Total	sale	Retail	ment	ance	Total

(in millions of R$)
AA	R$ 8,216	R$ 4,118	R$ 250	R$ 368	R$ 12,952	R$ -	R$ -	R$ -	R$ -	R$ -	R$ 8	R$ -	R$ -	R$ -	R$ 8
A	3,196	8,066	10	-	11,272	-	-	-	-	-	14	42	-	-	56
B	1,394	1,211	28	-	2,633	-	-	-	-	-	13	13	-	-	26
C	724	972	4	-	1,700	2	39	-	-	41	64	34	-	-	98
D	907	143	4	-	1,054	78	178	-	-	256	282	43	-	-	325
E	186	49	1	-	236	36	172	-	-	208	82	70	-	-	152
F	2	25	-	-	27	9	149	-	-	158	15	90	-	-	105
G	135	14	2	-	151	1	122	-	-	123	126	96	2	-	224
H	20	47	11	-	78	121	348	17	2	488	141	395	28	2	566

Total	R$14,780	R$ 14,645	R$ 310	R$ 368	R$ 30,103	R$ 247	R$ 1,008	R$ 17	R$ 2	R$ 1,274	R$ 745	R$ 783	R$ 30	R$ 2	R$ 1,560

     Allowance for Loan Losses

     The following table shows activity in the allowance for loan losses for 2000, 2001, 2002, 2003 and 2004:

	As of or for the Year Ended December 31,

	2000		2001		2002		2003		2004

				(in millions of R$, except percentages)

Balance at beginning of period	R$	756	R$	1,005	R$	1,276	R$	1,389	R$	1,317
Charge-offs:
Commercial:
Industrial and other		(233)		(316)		(293)		(366)		(236)
Export financing		-		-		(9)		(25)		-
Real estate loans		(13)		(27)		(36)		(21)		(54)
Direct lease financing		(16)		(4)		(15)		(1)		(1)
Individuals:
Overdraft		(14)		(19)		(93)		(79)		(76)
Financing		(252)		(363)		(436)		(412)		(256)
Credit card		(199)		(565)		(647)		(426)		(494)
Agricultural		(5)		(4)		-		-		-

Total charge-offs	R$	(732)	R$	(1,298)	R$	(1,529)	R$	(1,330)	R$	(1,117)

Recoveries:
Commercial:
Industrial and other	R$	129	R$	169	R$	111	R$	83	R$	249
Export financing		11		4		4		10		-
Real estate		2		1		12		1		9
Direct lease financing		1		38		8		2		4
Individuals:
Overdraft		13		19		23		17		5
Financing		98		97		57		148		55
Credit card		44		139		136		116		90
Agricultural		7		2		-		-		-

Total recoveries	R$	305	R$	469	R$	351	R$	377	R$	412

Net charge-offs	R$	(427)	R$	(829)	R$	(1,178)	R$	(953)	R$	(705)
Provision for loan losses		676		1,100		1,291		881		948

Balance at the end of period	R$	1,005	R$	1,276	R$	1,389	R$	1,317	R$	1,560

Ratio of net charge-offs during
the period to average loans outstanding
including nonperforming loans during
the period		2.7%		3.6%		4.8%		3.8%		2.5%

     Based on information available regarding our debtors, we believe that our aggregate allowance for loan losses is sufficient to cover probable losses in our loan portfolio.

     The following table shows our provision for loan losses, loan charge-offs and loan recoveries for 2002, 2003 and 2004:

	For the Year Ended December 31,						% Change

	2002		2003		2004		2003/2002	2004/2003

	(in millions of R$, except percentages)

Provision for loan losses	R$	1,291	R$	881	R$	948	(31.8)%	7.6%
Loan charge-offs		(1,529)		(1,330)		(1,117)	(13.0)	(16.0)
Loan recoveries		351		377		412	7.4	9.3

Net charge-offs	R$	(1,178)	R$	(953)	R$	(705)	(19.1)%	(26.0)%
Provision to loans (1)		5.2%		3.5%		3.4%
___________________

(1) Provision expressed as a percentage of average loans, including nonperforming loans.

     For information regarding the allowance for loan losses, provision for loan losses, loan charge-offs, loan recoveries and nonperforming loans, see Item 5.A. Operating Results.

     Allocation of the Allowance for Loan Losses

     The following table shows our allocation of the allowance for loan losses as of December 31, 2000, 2001, 2002, 2003 and 2004. The allocated amount of the allowance is expressed as a percentage of the related loan amount with the corresponding percentage of the loan category to total loans.

						As of December 31,

		2000				2001				2002

			Allocated	Loans			Allocated	Loans			Allocated	Loans
			allowance	category			allowance	category			allowance	category
			as a	as a			as a	as a			as a	as a
			percentage	percentage			percentage	percentage			percentage	percentage
	Allocated		of total	of total	Allocated		of total	of total	Allocated		of total	of total
	allowance		loans	loans	allowance		loans	loans	allowance		loans	loans

					(in millions of R$, except percentages)
Type of loan:
Commercial:
Industrial and other	R$	551	2.7%	47.0%	R$	486	2.0%	50.1%	R$	700	2.8%	50.6%
Import financing		18	0.1	6.4		15	0.1	5.5		19	0.1	4.9
Export financing		16	0.1	12.1		21	0.1	8.2		17	0.1	10.8
Real estate loans, primarily
residential housing loans		41	0.2	2.5		41	0.2	2.1		55	0.2	2.8
Direct lease financing		78	0.4	4.5		88	0.4	3.3		32	0.1	2.1
Individuals:
Overdraft		56	0.2	3.9		78	0.3	4.4		58	0.2	3.7
Financing		112	0.6	12.9		259	1.1	14.7		298	1.2	15.1
Credit card		96	0.5	7.1		225	0.9	8.2		146	0.6	6.8
Agricultural		37	0.1	3.6		63	0.2	3.5		64	0.2	3.2

Total	R$	1,005	4.9%	100.0%	R$	1,276	5.3%	100.0%	R$	1,389	5.5%	100.0%

	As of December 31,

	2003				2004

			Allocated	Loans			Allocated	Loans
			allowance	category			allowance	category
			as a	as a			as a	as a
			percentage	percentage			percentage	percentage
	Allocated		of total	of total	Allocated		of total	of total
	allowance		loans	loans	allowance		loans	loans

	(in millions of R$, except percentages)
Type of loan:
Commercial:
Industrial and other	R$	638	2.5%	51.9%	R$	869	2.8%	49.8%
Import financing		10	-	2.9		2	-	4.1
Export financing		10	-	9.6		10	-	5.8
Real estate loans, primarily residential housing loans		32	0.1	3.5		37	0.1	3.6
Direct lease financing		16	0.1	1.9		18	0.1	2.1
Individuals:
Overdraft		61	0.2	3.3		53	0.2	3.0
Financing		297	1.2	15.6		302	1.0	15.4
Credit card		202	0.8	8.2		230	0.7	12.8
Agricultural		51	0.2	3.1		39	0.1	3.4

Total	R$	1,317	5.1%	100.0%	R$	1,560	5.0%	100.0%

     Average Deposit Balances and Interest Rates

     The following table shows the average balance of deposits together with the average interest rate paid for each period presented.

	As of or for the Year Ended December 31,

	2002			2003			2004

	Average		Average	Average		Average	Average		Average
	balance		rate	balance		rate	balance		rate

	(in millions of R$, except percentages)
Domestic deposits:
Non-interest-bearing deposits:
Demand deposits	R$	1,929	-%	R$	1,848	-%	R$	2,296	-%
Interest-bearing deposits:
Deposits from banks		143	22.4		101	30.7		143	23.8
Savings deposits		5,103	7.8		5,442	9.4		5,684	6.7
Time deposits		13,218	18.1		15,988	21.1		18,838	14.9

Total interest-bearing deposits		18,464	15.3		21,531	18.1		24,665	13.1

Total domestic deposits		20,393	13.8		23,379	16.7		26,961	12.0

International deposits: (1)
Non-interest-bearing deposits:
Demand deposits	R$	501	-%	R$	668	-%	R$	657	-%
Interest-bearing deposits:
Deposits from banks		153	3.3		49	6.1		88	-
Savings deposits		181	3.9		293	2.4		484	0.6
Time deposits		581	3.6		764	2.4		1,230	2.4

Total interest-bearing deposits		915	3.6		1,106	2.5		1,802	1.8

Total international deposits		1,416	2.3		1,774	1.6		2,459	1.3

Total deposits	R$	21,809	13.1%	R$	25,153	15.6%	R$	29,420	11.1%

___________________
(1) Denominated in currencies other than reais, primarily U.S. dollar.

     Maturity of Deposits

     The following table shows the maturity distribution of our deposits at December 31, 2004.

	As of December 31, 2004

			Due in		Due in
	Due in		between		between		Due
	3 months		3 and 6		6 months		after
	or less		months		and 1 year		1 year		Total

	(in millions of R$)
Domestic deposits:
Non-interest-bearing deposits:
Demand deposits	R$	2,695	R$	-	R$	-	R$	-	R$	2,695
Interest-bearing deposits:
Deposits from banks		9		-		-		3		12
Savings deposits		5,852		-		-		-		5,852
Time deposits		5,239		4,583		4,011		9,224		23,057

Total interest-bearing deposits		11,100		4,583		4,011		9,227		28,921

Total domestic deposits		13,795		4,583		4,011		9,227		31,616

International deposits: (1)
Non-interest-bearing deposits:
Demand deposits	R$	514	R$	-	R$	-	R$	-	R$	514
Interest-bearing deposits:
Deposits from banks		22		-		-		85		107
Savings deposits		494		-		-		-		494
Time deposits		854		-		161		29		1,044

Total interest-bearing deposits		1,370		-		161		114		1,645

Total international deposits		1,884		-		161		114		2,159

Total deposits	R$	15,679	R$	4,583	R$	4,172	R$	9,341	R$	33,775

___________________
(1) Denominated in currencies other than reais, primarily U.S. dollar.

     The following table shows the maturity of outstanding deposits with balances in excess of US$100,000.00 (or its equivalent) issued by us at December 31, 2004.

	Currency

	Domestic		International

	(in millions of R$)

Maturity within 3 months	R$	5,129	R$	620
Maturity after 3 months but within 6 months		4,047		-
Maturity after 6 months but within 12 months		2,572		161
Maturity after 12 months		6,977		29

Total deposits in excess of US$100,000.00	R$	18,725	R$	810

     Capital

     Specific regulatory capital requirements are discussed in Item 4.B. Business Overview – Regulation and Supervision.

     Minimum Capital Requirements

     The following table shows our actual capital compared to the minimum capital required by the Central Bank rules and presented in accordance with accounting principles adopted in Brazil.

	As of December 31,

	Partial consolidation (1)						Full consolidation (2)

	(in millions of R$)
	2002		2003		2004		2002		2003		2004

Our regulatory capital	R$	7,561	R$	8,800	R$	9,982	R$	8,175	R$	9,433	R$	10,508
Minimum regulatory capital required		5,296		5,204		6,748		5,746		5,626		7,364

Excess over minimum regulatory
capital required	R$	2,265	R$	3,596	R$	3,234	R$	2,429	R$	3,807	R$	3,144

___________________
(1)	Partial consolidation excludes non-financial subsidiaries.
(2)	Full consolidation includes both financial and non-financial subsidiaries.

     For additional information on capital – minimum capital requirements see Note 31 to our consolidated financial statements and Item 5.B. Liquidity and Capital Resources – Sources of Funding - Capital.

     Short-term Borrowings

     The following table presents a summary of the primary short-term borrowings for the periods indicated:

	As of or for the Year Ended December 31,

	2002		2003		2004

	(in millions of R$, except percentages)

Federal funds purchased and securities sold under
repurchase agreements:
Amount outstanding	R$	13,806	R$	6,750	R$	6,687
Maximum amount outstanding during the period		13,806		9,827		15,417
Weighted average interest rate at period-end		24.8%		16.3%		17.8%
Average amount outstanding during period		8,251		6,426		8,874
Weighted average interest rate		15.4%		17.8%		13.2%
Import and export financing:
Amount outstanding	R$	4,121	R$	2,505	R$	2,048
Maximum amount outstanding during the period		4,489		4,232		3,788
Weighted average interest rate at period-end		3.7%		3.5%		2.7%
Average amount outstanding during period		3,727		3,319		2,761
Weighted average interest rate		49.8%		(13.3)%		(1.4)%
Commercial paper:
Amount outstanding	R$	721	R$	-	R$	-
Maximum amount outstanding during the period		1,178		729		-
Weighted average interest rate at period-end		2.2%		-%		-%
Average amount outstanding during period		703		266		-
Weighted average interest rate		5.8%		5.3%		-%
Other interbank borrowings:
Amount outstanding	R$	1,327	R$	580	R$	600
Maximum amount outstanding during the period		1,750		1,253		747
Weighted average interest rate at period-end		2.7%		2.3%		2.6%
Average amount outstanding during period		1,537		898		573
Weighted average interest rate		11.8%		(2.8)%		-%
Other	R$	136	R$	28	R$	29

Total	R$	20,111	R$	9,863	R$	9,364

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

Unibanco

We are managed by our:

  Board of Directors (Conselho de Administração), consisting of eight directors; and
  Board of Officers (Diretoria), consisting of nineteen executive officers (which compose the Board of Executive Officers), thirty-five officers and forty-three deputy officers.

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

Our Board of Executive Officers consists of one Chief Executive Officer, two Executive Vice Presidents, three Vice Presidents and thirteen Executive Officers.

The Chief Executive Officer is primarily responsible for:

  leading management;
  coordinating and supervising the performance of the Executive Vice Presidents and the Vice Presidents;
  ensuring compliance with the guidelines and policies established by the Board of Directors; and
  making urgent decisions that are under the competence of the Board of Executive Officers, when a meeting of the Board of Executive Officers is not feasible.

The Executive Vice Presidents are responsible for the operational and administrative management of the retail and wholesale banking activities, which comprise the following areas:

  wholesale banking;
  companies and investments abroad;
  national and international distribution,
  real estate management;
  retail banking;
  branches network; and
  other commercial banking activities and consuming companies.

The Vice Presidents are primarily responsible for the operational and administrative management of:

  insurance and private pension plan departments;
  auditing;
  legal, compliance and institutional relationships; and
  planning, controlling, accounting and management of systems.

The Executive Officers are responsible for the management and supervision of the areas delegated by the Board of Directors or by the Board of Officers and for the supervision and coordination of the performance of the Officers that are under their supervision.

The Officers are responsible for the management and supervision of the areas delegated by the Board of Executive Officers and for the supervision and coordination of the performance of the Deputy Officers that are under their direct supervision.

The Deputy Officers are responsible for the management and supervision of the areas delegated by the Board of Executive Officers or by the Officers.

Pursuant to Brazilian law, the election of each member of our Board of Directors and Board of Officers must be approved by the Central Bank. As indicated in the table below, one new executive officer and four new officers were elected at our April 8, 2005 Board of Directors and Shareholders meetings. In addition, (i) one executive officer was named director; (ii) a new Executive Vice President was elected; and (iii) three officers were named for new positions. These changes and elections are still pending Central Bank approval. All of our other directors and officers have been approved by the Central Bank.

As of the date of this Annual Report, our directors and officers are:

Directors	Position	Date of Birth

Pedro Sampaio Malan	Chairman	February 19, 1943
Pedro Moreira Salles	Vice Chairman	October 20, 1959
Armínio Fraga Neto	Director	July 20, 1957
Gabriel Jorge Ferreira	Director	October 17, 1935
Israel Vainboim	Director	June 1, 1944
Joaquim Francisco de Castro Neto	Director	March 30, 1944
Pedro Luiz Bodin de Moraes	Director	July 13, 1956
João Dionisio Filgueira Barreto Amoedo*	Director	October 22, 1962

Executive Officers	Position	Date of Birth

Pedro Moreira Salles	Chief Executive Officer	October 20, 1959
Demosthenes Madureira de Pinho Neto*	Executive Vice President	January 28, 1960
Márcio de Andrade Schettini	Executive Vice President	May 22, 1964
Geraldo Travaglia Filho	Vice President	May 26, 1951
José Castro Araújo Rudge	Vice President	September 25, 1957
José Lucas Ferreira de Melo*	Vice President	December 30, 1956
Antonio Fernando Checchia Wever	Executive Officer	August 30, 1962
Celso Scaramuzza	Executive Officer	December 12, 1952
Daniel Luiz Gleizer	Executive Officer	February 23,1960
Edwin Rindt	Executive Officer	April 30, 1960
Ivo Luiz de Sá Freire Vieitas Junior*	Executive Officer	June 14, 1964
Jose Roberto Haym	Executive Officer	October 12, 1959
Nicolau Ferreira Chacur	Executive Officer	July 24, 1964
Orestes Alves de Almeida Prado	Executive Officer	September 14, 1945
Osias Santana de Brito	Executive Officer	October 11, 1963
Raphael Afonso Godinho de Carvalho*	Executive Officer	February 28, 1966
Roberto Lamy	Executive Officer	April 9, 1958
Rogério Carvalho Braga	Executive Officer	January 30, 1956

Tiago Jorge Rocha e Silva Mateus das Neves	Executive Officer	April 23, 1969

Officers	Position	Date of Birth

Alfredo Althen Schiavo	Officer	October 02, 1959
Antonio Carlos Azevedo	Officer	November 16, 1968
Antonio Carlos Azzi Junior	Officer	November 8, 1962
Artur Ambrósio Gregório	Officer	June 2, 1956
Cai Alejandro Von Igel*	Officer	December 4, 1967
Carlos Alberto Bezerra de Moura*	Officer	April 1, 1974
Carlos Henrique Aguiar Rodrigues Catraio	Officer	June 3, 1958
Carlos Henrique Zanvettor*	Officer	March 30, 1966
Claudio Coracini	Officer	April 17, 1956
Cláudio José Coutinho Arromatte	Officer	February 2, 1966
Eduardo Francisco de Castro	Officer	May 2, 1964
Francisco de Assis Crema	Officer	October 4, 1949
Humberto Padula Filho	Officer	June 11, 1966
José Ramon do Amaral Gomez	Officer	June 20, 1965
José Rubens Spada Junior	Officer	February 27, 1966
Julio Almeida Gomes*	Officer	December 25, 1966
Luis Tadeu Mantovani Sassi	Officer	September 6, 1958
Marcelo da Silva Mitri	Officer	March 10, 1965
Marcelo Luis Orticelli	Officer	August 22, 1966
Marcia Maria Freitas de Aguiar	Officer	July 9, 1966
Marcos Braga Dainesi	Officer	December 2, 1958
Marcos Augusto Caetano da Silva Filho	Officer	August 22, 1966
Marcos Cavalcante de Oliveira	Officer	February 7, 1958
Nilton Sérgio Silveira Carvalho	Officer	January 1, 1957
Paulo Meirelles de Oliveira Santos	Officer	November 25, 1957
Plínio Cardoso da Costa Patrão	Officer	October 14, 1966
Ricardo Amand	Officer	July 10, 1959
Ricardo Coutinho	Officer	July 28, 1963
Rogério de Moura Estevão Junior	Officer	October 5, 1961
Rogério Vasconcelos Costa	Officer	June 11, 1970
Romildo Gonçalves Valente	Officer	April 5, 1966
Rubem Rollemberg Henriques	Officer	July 20, 1959
Rubens dos Reis Cavalieri	Officer	December 25, 1964
Sandra Cristina Martinelli Silva Cahiza	Officer	July 3, 1963
Sérgio Ricardo Juruena da Costa Braga	Officer	May 30, 1967

Deputy Officers	Position	Date of Birth

André Ferrari	Deputy Officer	December 16, 1973
Andrea Alvim Genovesi	Deputy Officer	May 17, 1967
Antonio José Rocha de Almeida	Deputy Officer	June 17, 1959
Carlos Eduardo de Almeida Santos	Deputy Officer	November 28, 1960
Carlos Elder Maciel de Aquino	Deputy Officer	April 9, 1961
Claudia Politanski	Deputy Officer	August 31, 1970
Eduardo Corsetti	Deputy Officer	October 26, 1968
Elisabete Szabo	Deputy Officer	April 26, 1958
Fabio de Souza Aranha Cascione	Deputy Officer	July 30, 1972
Fernando Barçante Tostes Malta	Deputy Officer	April 14, 1968
Fernando Della Torre Chagas	Deputy Officer	July 6, 1970
Guilherme de Alencar Amado	Deputy Officer	November 25, 1964

Hermes Eduardo Moreira Filho	Deputy Officer	March 10, 1965
Ibrahim José Jamhour	Deputy Officer	October 15, 1960
Iuri Garcia Zacharias	Deputy Officer	September 09, 1966
Janio Francisco Ferrugem Gomes	Deputy Officer	October 24, 1960
Jorge Luiz Viegas Ramalho	Deputy Officer	May 24, 1969
José Cristóvão Martins	Deputy Officer	March 02, 1951
Julio Freitas Inglez de Souza	Deputy Officer	September 28, 1966
Luiz Gonzaga Arena Junior	Deputy Officer	May 7, 1963
Manuel Gomes Pereira	Deputy Officer	August 21, 1957
Marcello Pires dos Santos Ferreira	Deputy Officer	May 7, 1966
Marcelo Adriano de Paulos	Deputy Officer	September 5, 1971
Marcelo Antonio Montes Vieira	Deputy Officer	June 14, 1966
Marcelo Ariel Rosenhek	Deputy Officer	April 01, 1968
Marcelo Figueiredo Salomon	Deputy Officer	July 13, 1967
Marcelo Tonhazolo	Deputy Officer	December 17, 1965
Marcia Klinke dos Santos	Deputy Officer	March 05, 1969
Marco Antonio de Oliveira	Deputy Officer	July 29, 1963
Marcos Eduardo Buckton de Almeida	Deputy Officer	October 27, 1959
Marcos Rimoli Próspero	Deputy Officer	July 1, 1968
Marcos Silva Massukado	Deputy Officer	January 27, 1970
Maria Célia Furlani de Mendonça Camargo	Deputy Officer	November 13, 1957
Maria Cristina D’Ávila Villela Vieitas	Deputy Officer	May 30, 1972
Maria Eliene Dalvi	Deputy Officer	September 03, 1968
Mario Henrique Martins	Deputy Officer	August 28, 1961
Nicolas Alfredo Wsevolojskoy	Deputy Officer	March 4, 1973
Paulo Roberto Schiavon de Andrade	Deputy Officer	February 13, 1967
Raquel Breidenbach Langhanz	Deputy Officer	August 20, 1970
Renzo Regini	Deputy Officer	July 26, 1961
Sérgio Goldman	Deputy Officer	May 21, 1961
Silvio José Fonseca de Carvalho	Deputy Officer	September 27, 1965
Valeria Salomão Garcia	Deputy Officer	October 21, 1970

*	The election of these officers to these positions is still pending approval by the Central Bank.

Each director is elected for a one-year term by the general shareholders meeting and holds such position until they are reelected upon expiration of his or her term or until a sucessor is elected. A director may not be re-elected after his or her sixty-fifth birthday, unless agreed by the Shareholders’ Meeting. The current members of the Board of Directors were elected on the Ordinary Shareholders’ meeting held on April 8 , 2005.

Members of the Board of Officers are elected for one-year term and holds such position until they are reelected upon expiration of his or her term or until a sucessor is elected. An officer may not be re-elected after his or her sixtieth birthday, unless it is approved by the Board of Directors. In addition, as approved at the Board of Directors Meeting held on April 30, 2004, the Chief Executive Officer may determine whether an officer who has turned fifty-eight years old may stand for re-election. The current members of the Board of Officers were elected at the Board of Directors’ meeting held on April 8, 2005.

The biographies of our directors and officers are summarized below:

Directors

Pedro Sampaio Malan – Mr. Malan was elected Vice Chairman of our Board of Directors in 2003 and Chairman of our Board of Directors on April 30, 2004. Mr. Malan served as Brazil's Minister of Finance from 1995 to 2002, as Chairman of the Central Bank from 1993 to 1994, as Special Council and Chief Negotiator for External Debt Issues of the Ministry of Finance from 1991 to 1993, as an executive officer of the World Bank from 1986 to 1990 and again from 1992 to 1993, as an executive officer of the Inter-American Development Bank from 1990 to 1992, as an officer of the Transnational Companies Center of the United Nations, or UN, in New York, from 1983 to 1984, and as an officer of the International Department of Economy and Social Matters of the

UN in New York, from 1985 to 1986. He received a degree in Electrical Engineering in 1965 from the Polytechnic School of the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro and received a Ph.D. in Economics from University of California, Berkeley.

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

Armínio Fraga Neto - Mr. Fraga was elected a member of our Board of Directors in January 2004. Mr. Fraga served as President of the Central Bank of Brazil from March 1999 to December 2002. Prior to that, he worked for six years as a managing director of Soros Fund Management LLC in New York. Among other academic affiliations, Mr. Fraga is an adjunct professor at Getúlio Vargas Foundation (Fundação Getulio Vargas). He received a Ph.D. in Economics from Princeton University in 1985, and Bachelor's and Master's degrees in Economics from the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro.

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

Israel Vainboim – Mr. Vainboim joined us in 1969 and has held several positions in the areas of investments, leasing and credit. He became a member of our Board of Directors in 1988. Mr. Vainboim also serves as a member of the Board of Directors and as Chief Executive Officer of Unibanco Holdings, as a director of Unibanco AIG Seguros, and as a member of the management of AIG-Life Cia. de Seguros, Souza Cruz S.A., E-bit Tecnologia em Marketing S.A., Connectmed and Itaparica S.A. Empreendimentos Turísticos. He received a B.S. in Mechanical Engineering from the National School of Engineering, Rio de Janeiro and an MBA from Stanford University.

Joaquim Francisco de Castro Neto – Mr. Castro Neto joined us in 1973 as manager of FINASUL and has since held several senior positions, becoming an Executive Officer in 1980. He was appointed to serve as Executive President of our Retail business segment Group in March 1998. On April 30, 2004, he was elected to serve as a member of our Board of Directors. He also serves as a director of Unibanco Asset Management. Mr. Castro Neto holds a Business Management degree from Getúlio Vargas Foundation (Fundação Getúlio Vargas) and holds a specialization in Sales Management, Marketing and Development of New Products from IMEDE - Lausanne, Switzerland.

Pedro Luiz Bodin de Moraes – Mr. Bodin was elected to our Board of Directors in 2003. He serves as an officer of Icatu Holding S.A. since 1993, and acted as an officer of Banco Icatu S.A. from 1993 to 2002. He also served as the Monetary Politics Officer at the Brazilian Central Bank from 1991 to 1992. Mr. Bodin is an economist, having received a Master's degree in Economics from the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro and a Ph.D. degree in Economics from Massachusetts Institute of Technology (MIT).

João Dionísio Amoêdo - Mr. Amoêdo was elected to our Board of Directors in 2005. Mr. Amoêdo began his career at Citibank, worked as a senior officer at Banco BBA-Creditanstalt S.A. and served as Chief Executive Officer of Fináustria CFI e Leasing. Mr. Amoêdo holds a degree in Business from the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro and a degree in Civil Engineering from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro).

Executive Officers

Pedro Moreira Salles – Please refer to the biography set forth above.

Demosthenes Madureira de Pinho Neto – Mr. Madureira de Pinho Neto has more than 15 years of experience at the financial area as an adviser and officer. He was the General-Coordinator of Financial and Monetary Policy of the Ministry of Finance and Officer of the Central Bank of Brazil in the 1995-2002 government. He was also Chief Executive Officer of Dresdner Asset Management from 1999 to 2002 and Vice-President of ANBID from 2000 to 2003. He is a teacher of Economics and Finances of the Brazilian Institute of Capital Market (Instituto Brasileiro de Mercado de Capitais) and since July, 2004 he is the Chief Officer of Unibanco Asset Management and our Executive Vice-President, responsible for the operational and administrative management of proper activities regarding wholesale banking, companies and investments, comprising the abroad premises and national and abroad distribution, as well as responsible for real estate management. He holds a degree and a Master's degree in Economics from the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro and a Ph.D. in Economics from the University of California, Berkeley.

Márcio de Andrade Schettini –Mr. Schettini was elected to serve as an Executive Vice President on April 30, 2004. Mr. Schettini has worked in several companies and financial institutions in Brazil. Before joining us, he acted as President of Unicard, Fininvest and other companies of our group. He holds a degree in Engineering and a Master's degree in Administration from the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro.

Geraldo Travaglia Filho – Mr. Travaglia joined us in 1979 and was elected to serve as a Vice President on April 30, 2004, after having served as an Executive Officer since 1996. From 1998 to 2000, he served as an Executive Officer in charge of marketing and products for the retail banking group; from 1996 to 1997, he was responsible for the integration of branches, systems and operations of Banco Nacional; from 1994 to 1995, he conducted the reengineering program of Unibanco; and from 1989 to 1993, he served as our controller. Mr. Travaglia holds a Business Management degree from the University of São Paulo (Universidade de São Paulo).

José Castro Araújo Rudge –Mr. Rudge joined us in 1995, when Unibanco purchased Banco Nacional and was elected to serve as our Vice President on April 30, 2004. Prior to joining us, he worked for nine years at Sul América Seguros and from 1985 to 1987 he was an officer of Bradesco Seguros, responsible for the management of the insurance activities of the State of São Paulo and Bradesco's international operations. He was also President of Nacional Seguros from 1987 to 1995. He holds a degree in Business from the Business School of São Paulo (Faculdade de Administração de São Paulo).

José Lucas Ferreira de Melo – Mr. Ferreira de Melo joined us as an Executive Officer in 1999. On April 8, 2005 he was nominated Vice President. Prior to joining us, he served as a director at the Comissão de Valores Mobiliários (Securities and Exchange Commission of Brazil) in 1992 and as a partner of PricewaterhouseCoopers Auditores Independentes until 1997. He holds an Accounting degree from the University of Federal District (Universidade do Distrito Federal).

Antonio Fernando Checchia Wever – Mr. Wever serves as Executive Officer responsible for all infrastructure projects related to Brazilian industries, including telecommunications, media, energy, transportation, oil and gas, building, automotive, heavy machinery and airlines. He coordinates a group of bankers who offer the whole range of products to their clients, including M&A, structured finance, derivatives, short term loans and cash management. Mr. Wever is also responsible for a loan portfolio of approximately R$10 billion. Before joining Unibanco, Mr. Wever worked at JPMorgan, where he was responsible for its financial institutions, retail banking and telecommunication clients in Brazil. Mr. Wever has more than 15 years of experience in the international markets, having worked in London, Frankfurt, Paris, Amsterdam and New York. Mr. Wever holds a B.S. degree in Industrial Engineering from the Polytechnic School of the University of São Paulo (Universidade de São Paulo) and an MBA degree from IMD, Lausanne.

Celso Scaramuzza – Mr. Scaramuzza joined us in 1979 and has been serving as a member of our Board of Executive Officers since 1994. Mr. Scaramuzza served as a Vice President from August 1997 to April 2004. Since January 1998, he has been responsible for our private banking sector, both onshore and offshore. He received a bachelor in Administration from the Armando Álvares Penteado Foundation (Fundação Armando Álvares Penteado) of São Paulo.

Daniel Luiz Gleizer - Mr. Gleizer was elected to serve as an Executive Officer for the risk management department on April 30, 2004. Mr. Gleizer began his career with the International Monetary Fund and had taken on positions with several financial institutions, such as Deutsche Bank and Credit Suisse First Boston. During the period beginning in March 1999 and ending in February 2002, Mr. Gleizer had served as director of the Central Bank of Brazil. Mr. Gleizer holds a degree in Economics from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and a Ph.D. in Economics from the University of California, Berkeley.

Edwin Rindt – Mr. Rindt joined us in 2002 and presently serves as an Executive Officer He started his career with Bank Commerzbank in 1988, and, from 1989 to 1995, served as its manager for commercial relationship with Latin-American banks. He graduated in 1987 in Economics at University of Eberhard-Karls in Tübingen, Germany and holds a master’s degree in International Studies from the University of Denver, Colorado.

Ivo Luiz de Sá Freire Vieitas Junior – Mr. Vieitas joined us in December 1998 and presently serves as an Executive Officer for corporate finance. Prior to joining us, he had worked at Indosuez W.I. Carr Securities (Credit Agricole). He graduated in Mechanical Engineering from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and holds an MBA from the J.L. Kellogg School of Management.

José Roberto Haym – Mr. Haym started at Unibanco AIG Seguros in 1992 as Retail Sales Officer, later performing activities at the Automotive Products and Products’ Board of Officers and being its Executive Vice President from 1999 to 2004. Since June, 2004 he acts as Executive Officer for the Corporate segment of Unibanco, with the responsibility of maintaining relationships with clients with an annual billings between R$ 5 and R$ 150 million. On March 2005 he also assumed the management of retail business in the City of São Paulo. Before joining Unibanco, he worked at Citibank for nine years on Consumer Bank. He holds an economics degree from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and an MBA in Finance from Columbia University.

Nicolau Ferreira Chacur – Mr. Chacur joined Unibanco in 2004 and is responsible for the commercial area of the wholesale bank, being in charge of companies with sales results over R$ 150 million. He began his career in Banco BBA Creditanstalt S.A. He also worked for Banco Itaú BBA S.A. as Commercial Officer, acting mainly in Rio de Janeiro, with a portfolio of 90 names. He holds a Law degree from the Law School of the University of São Paulo (Universidade de São Paulo) and a specialization from L´Institut d´Etudes Politiques of Paris.

Orestes Alves de Almeida Prado – Mr. Prado joined us in August 2002 and was subsequently elected to serve as an Executive Officer. Before joining us, Mr. Prado had worked with Citibank and ABN-AMRO Bank. He holds an Administration degree from Fundação Getúlio Vargas of São Paulo

Osias Santana de Brito – Mr. Brito has been an Executive Officer responsible for the planning and control sectors since December 2002. He has more than nineteen years of experience with the financial markets, and has acquired knowledge with both national and international banks. His banking experience covers many areas, such as technology, transactions, treasury and controlling. He holds a Ph.D. and a Masters degree in Finance from the University of São Paulo (Universidade de São Paulo).

Raphael Afonso Godinho de Carvalho – Mr. Carvalho is our Executive Officer in charge of marketing and products in our Consumer Division of Unibanco. He has previously worked for Nationwide Marítima Vida e Previdência, as Commercial and Marketing Vice President where he coordinated the association process between Nationwide and Marítima Seguros. He was also the director of private pension and insurance in Canada Life Pactual Previdência e Seguros / Banco Pactual S.A. Mr. Carvalho has a degree in mathematics, with emphasis in Computer Systems, from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro), and holds a MBA in Finance from the Institut of Administration and Management of the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro.

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

Tiago Jorge Rocha e Silva Mateus das Neves – Mr. Neves joined us in 2000. He has been serving as an Executive Officer since April 2002. Mr. Neves holds an MBA from Dom Cabral Foundation (Fundação Dom Cabral) and a bachelor degree in Political and Economic International Relations from Minho University (Portugal). He has also attended to courses in Financial Institutions Administration at Getúlio Vargas Foundation (Fundação Getúlio Vargas).

Officers

Alfredo Althen Schiavo – Mr. Schiavo joined us in 1986 as manager for the funds operational department, being responsible for supervising investment fund operations and managing portfolios for individuals and institutional investors. From 1995 to 2003, Mr. Schiavo served as an Executive Officer of Unibanco Asset Management responsible for the management activities, the controlling department and the general back offices. In April, 2004, Mr. Schiavo was elected to serve as an Officer for the business, processing and controlling of third parties resources' management, the private bank, the brokerage companies and the international treasury departments. Before joining us in 1986, Mr. Schiavo served as a treasury Supervisor of Philip Morris Marketing South America for two years. He graduated in Business Administration at the Economics Business Administration School of the University of São Paulo (Universidade de São Paulo) and holds a post-graduation degree in Business Administration from Getúlio Vargas Foundation (Fundação Getúlio Vargas) of São Paulo.

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

Cai Alejandro von Igel – Mr. Igel joined us in January 2005 to lead the Compliance area for the group. Mr. Igel started his career at Deutsche Bank, where he spent 16 years in numerous positions at the audit management in São Paulo, Singapore, New York and Frankfurt. He also was a member of the Global Operational Risk Committee and worked on the implementations of major regulatory frameworks (SOX, Patriot Act, Basel). Mr. Igel holds a degree in Banking from the German Trade Chamber (1989).

Carlos Alberto Bezerra de Moura – With ten years of experience in financial markets, Mr. Moura has been with Unibanco for three years. He began his career as an auditor at Deloitte & Touche, and acted in several business segments. In 1997, he joined Banco Bozano, Simonsen where he participated of the structuring of financial controls of the consumer finance area. In 2000, he became officer of the financial portal Investshop.com, owned by Bozano Group. Acting as planning officer and, afterward, operations, finances and administration officer, Mr. Moura contributed to the integration of back offices of both companies. In 2004, he assumed the general management of Investshop Corretora and of Banco1.net. In 2005, he became the officer responsible for the financial control of retail business of Unibanco. He has a degree in Accounting Sciences by the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro), with specialization in Financial Administration by Getulio Vargas Foundation (Fundação Getúlio Vargas) and MBA in Administration by Dom Cabral Foundation (Fundação Dom Cabral).

Carlos Henrique Aguiar Rodrigues Catraio – Mr. Catraio joined us in November 1997 and serves as an Officer responsible for correspondent banking and financial institutions, for domestic and international loan syndication and for all trade finance activities.

He is also a Director of the fully owned subsidiary Banco Interbanco, located in Paraguay. Prior to joining Unibanco, Mr. Catraio had 15 years banking experience with key international players, including Bank of America and Chase Manhattan in Brazil, during which time he was mostly dedicated to financial institutions and capital raising activities. Mr. Catraio holds a bachelor degree in Management from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro).

Carlos Henrique Zanvettor – Mr. Zanvettor joined Unibanco in 1998 and was appointed as one of our Officers in 2002. Prior to joining Unibanco, Mr. Zanvettor worked during ten years at Andersen Consulting/Accenture, including two years based in its headquarters in Chicago, Illinois, focusing his consultancy career in key players from Retail business segment (Consumer Finance and Insurance) and Consumer Goods industries in Brazil and USA. He holds a Bachelor Electric Engineering degree from Escola de Engenharia Mauá (1988), and has concluded the Executive Development Program from Kellog Graduate School of Management – Northwestern University in 1995. Mr. Zanvettor is currently assigned to our Technology of Information unit, and prior to that was the general manager of our credit card business unit (Unicard Unibanco).

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

Claudio José Coutinho Arromatte - Mr. Arromatte joined Unibanco in 2004 as Operation and Logistic Officer. Before joining Unibanco, Mr. Arromatte was supply chain Officer at the Pão de Açúcar group and previously in Sendas group. He also managed Logistics and distribution in Cia. Cervejaria Brahma (current AMBEV) and in Rio de Janeiro Refrescos, the Coca-Cola distributor in the states of Rio de Janeiro and Espírito Santo. He also worked in the logistic and distribution of liquid gas of White Martins industrial. He has a degree in Electric Engineering from the Catholic University of Rio de Janeiro (Pontifícia Universidade Católica do Rio de Janeiro), where he also obtained a masters degree in System’s Optimization in 1995.

Eduardo Francisco de Castro – Mr. Castro joined us in 1993, and has significant experience in marketing, reengineering and business platform re-structuring. Presently he is responsible for the definition and implementation of quality and results strategies for the retail-banking group, acting as segment and planning Officer. Mr. Castro graduated in Naval Engineering from the Naval School of the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and holds a Master's degree in Business Management from Getúlio Vargas Foundation (Fundação Getúlio Vargas) with extensions at the University of Chicago. He specialized in Marketing at the Superior School of Publicity and Marketing (Escola Superior de Propaganda e Marketing) and in Management of Small Companies at Getúlio Vargas Foundation (Fundação Getúlio Vargas).

Francisco de Assis Crema - Mr. Crema served as our Deputy Officer responsible for onlending transactions of BNDES funds from 2000 to April 2004, when he was elected to serve as an Officer responsible for this sector. Formerly, Mr. Crema held for 20 years the position of executive officer of Banco Credibanco S.A., being in charge of transactions and project financing. He graduated in Economics and Accounting Sciences from the Economics School of São Luiz (Faculdade de Economia São Luiz) and specialized in Finance.

Humberto Padula Filho – Mr. Padula joined us in 1982, and, since 1996, has been serving as an Officer responsible for the management of several branches located in the city of Rio de Janeiro. He graduated in Marketing and Management from Estácio de Sá University (Universidade Estácio de Sá).

José Ramon do Amaral Gomez – Mr. Gomez joined us in 1992 and has held several positions, such as regional manager for market extension and new businesses superintendent in the area of remote banking, as well as other positions at Banco1.net. Presently, he coordinates several branches in the city of São Paulo. Mr. Gomez graduated in Marketing from Alcântara Machado Integrated School (Faculdades Integradas Alcântara Machado) and holds an MBA degree from Dom Cabral Foundation (Fundação Dom Cabral).

José Rubens Spada Junior - Mr. Spada has joined Unibanco in October 2004, in the IT area. He has begun his career at IBM, always focused in financial institutions, both in Brazil and Latin America. He also worked for Unisys Brazil as financial and insurance segments officer and acted as country manager in Brazil for BMC Software, an IT company with strong penetration in the financial segment, as a country manager in Brazil. Mr. Spada graduated in Engineering in 1987 from the Aeronautical Technology Institute (Instituto de Tecnologia Aeronáutica) - ITA and a masters degree in finance and administration from Fundação Getúlio Vargas – São Paulo.

Julio Almeida Gomes – Mr. Gomes joined us in 2002 and in April, 2004, was elected to serve as an Officer for the planning of efficiency department. Prior to joining us in 2002, Mr. Gomes had served as engagement manager of Mckinsey & Company, Dallas from 1999 to 2002, and had already worked with us in the department of cash management and banking services to the wholesale and retail banking from 1997 to 1999. He graduated in Aeronautical Infra–Structure Engineering from the Aeronautical Technology Institute (Instituto de Tecnologia Aeronáutica) - ITA, focused in operations and planning of airports. In addition, Mr. Gomes holds a master's degree in Business Management from the Federal University of Rio Grande do Sul (Universidade Federal do Rio Grande do Sul).

Luis Tadeu Mantovani Sassi – Mr. Sassi joined us in 1982 as manager of retail banking accounts. In April 1984, Mr. Sassi took the same position at Bozano, Simonsen Bank and returned to work with us in 1985 in the middle market sector. In 2000, Mr. Sassi was nominated Deputy Officer and presently serves as an Officer responsible for the coordination of our branches network. He graduated with an Economics degree from the Catholic University (Pontifícia Universidade Católica) of Campinas in 1981, and holds an MBA from Getúlio Vargas Foundation (Fundação Getúlio Vargas) of Rio de Janeiro.

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

Marcelo Luis Orticelli – Mr. Orticelli has been working with us for 16 years, developing planning and controlling activities as well as human resources improvement programs. After serving as a Deputy Officer, in April 2004. Mr. Orticelli was elected to serve as an Officer for risk’s management area. He graduated in Business Management from the Catholic University (Pontifícia Universidade Católica) of São Paulo and holds a Master's degree from Getúlio Vargas Foundation (Fundação Getúlio Vargas) in cooperation with the University of Texas.

Marcia Maria Freitas de Aguiar – Mrs. Aguiar joined our legal department in 1986. She has been serving as our legal Officer since 1998, being responsible for legal consulting related to transactions involving the wholesale and retail banking groups, capital markets, asset management and credit cards, as well as for legal consulting related to our strategic corporate transactions. She graduated in Law from the University of the State of Rio de Janeiro (Universidade do Estado do Rio de Janeiro) in 1988, and holds a Master's degree in Corporate Law from New York University School of Law.

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

Marcos Augusto Caetano da Silva Filho – Mr. da Silva joined Unibanco in 2004 at the Corporate Communication area. He is currently responsible for the management of Corporate Communication and by management of Unibanco Pessoas. Before joining Unibanco, he worked at the companies PriceWaterhouse, Souza Cruz, Banco Nacional, Exprinter Banco (Buenos Aires), came back to Brazil in Icatu Hartford Seguros, Lokau.com and Terra Networks Brasil/ Terra Lycos. He has a degree in an Accounting Sciences and Business Administration from the University of Rio de Janeiro, with a post-graduate degree in Marketing and Publicity by the Superior School of Publicity and Marketing (Escola Superior de Propaganda e Marketing) and an MBA in finance from the Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais). He was a post-graduation teacher of Strategic Planning in both institutions .

Marcos Cavalcante de Oliveira – Mr. Oliveira joined us as a lawyer in 1983, and worked with us until 1986. From 1987 to 1988 he acted as a legal counsel to Banco do Estado do Rio de Janeiro, or BANERJ. In 1988, Mr. Oliveira rejoined Unibanco and has since acted, among others, in the legal, retail products, retail marketing and branches network areas. Presently, he serves as an Officer responsible for our legal departments of civil and labor litigation divisions. Mr. Oliveira graduated from the University of the State of Rio de Janeiro (Universidade do Estado do Rio de Janeiro) and holds a Ph.D. degree in Credit and Finance and a Master's degree in Social and Corporate Law, both from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro). He also holds an MBA from the Business School of the University of Pennsylvania.

Nilton Sérgio Silveira Carvalho – Mr. Carvalho joined us in 1981 as a productivity analyst. Since 2000, Mr. Carvalho has been serving as Officer responsible for banking security and services related to technology processes development and implementation. He graduated in Electrical Engineering in 1978 and holds a post graduate degree in Production Engineering from the Industrial Engineering University (Universidade de Engenharia Industrial).

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

Plínio Cardoso da Costa Patrão – Mr. Patrão joined Unibanco in 1995 as manager of Electronic Channels where he acted in several areas until he assumed the position of Financial Officer in a subsidiary of the group (Tradecom) in 2001. He returned to the bank in 2004 and assumed the management of fraud prevention and Security Office. Before joining Unibanco, Mr. Patrão worked in several companies as Shell, HP and Avibrás. He is graduated in Electronic Engineering by the Aeronautical Technology Institute (Instituto Tecnológico de Aeronáutica) in 1986, post-graduated in Marketing by the Catholic University of Rio de Janeiro (Pontifícia Universidade Católica do Rio de Janeiro) in 1994 and holds a masters degree in Business management by Stanford University in 1999.

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

Ricardo Coutinho – Mr. Coutinho joined Unibanco nine years ago. Since 2002, he has been serving as Officer responsible for retail banking branches in the city of São Paulo. He graduated in Business Management from Ipiranga Associated Schools (Faculdades Associadas Ipiranga), attended an extension course in Marketing at the Superior School of Publicity and Marketing (Escola Superior de Propaganda e Marketing), holds an MBA from Brazilian Institute of Capital Market (Instituto Brasileiro de Mercado de Capitais), and received a post-graduate degree in Marketing Management from the Methodist University of High Studies.

Rogério de Moura Estevão Junior – Mr. Estevão joined Banco Nacional in 1992 as planning manager and, with the merger of Banco Nacional with Unibanco in 1995, he became responsible for the auto service area and for the consolidation of Unibanco's and Banco Nacional's network of branches. In 1996, Mr. Estevão was elected to serve as Officer responsible for the branch network located in the State of Santa Catarina, and in 1998, he was elected to serve as an Officer for retail products, involving the extension of loans to individuals, services and payments, and investments. In 2001, he was placed in charge of the development of our capitalization, syndicating and real estate business companies. Mr. Estevão graduated in Mechanical Engineering from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) in 1984 and has attended several courses in Marketing, Business and Finance at the Dom Cabral Foundation (Fundação Dom Cabral), in partnership with INSEAD (France) in 1985, and at PROBANC Unibanco, developed by the adviser company – Moroco-Boston in 1996, with a focus on retail banking.

Rogério Vasconcelos Costa – Mr. Costa has been serving as an Officer for 33 years, responsible for our branch network in the State of Minas Gerais. He previously worked at Shell Brasil de Petróleo S.A. in their marketing and planning areas, before joining Banco Nacional, where he has been active in the commercial area for six years. Mr. Costa received a degree in Business Management, a post graduate degree in Economics and an MBA from Dom Cabral Foundation (Fundação Dom Cabral).

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

Rubem Rollemberg Henriques – Mr. Henriques joined us in 1996 to be a regional Officer responsible for several branches located in the city of Rio de Janeiro. Since December 2002, Mr. Henriques has been serving as Officer responsible for the management of several regional offices, branches and in-store branches located in the city of São Paulo, in the State of Minas Gerais and in the Midwestern region of Brazil. He worked at Banco Nacional S.A. from 1986 to 1995 and was responsible for marketing strategy for banking products. He graduated in Business Management and in Systems Analysis from Guanabara Business Management University.

Rubens dos Reis Cavalieri – Mr. Cavalieri joined us in 2002 and is presently Officer of the mergers and acquisitions department. He held many positions at Citigroup for ten years, and also worked at Banco UBS Warburg S.A. from 2001 to 2002. Mr. Cavalieri graduated in Aeronautical Engineering Mechanics from the Aeronautic Technology Institute (Instituto de Tecnologia Aeronáutica) in 1988 and holds an MBA from California State University.

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

Sérgio Ricardo Juruena da Costa Braga – Mr. Braga has worked at Unibanco since December, 2003. He began his career at the investment bank BBM in 1989, where he acted as manager of the proprietary treasury in the tables of Exchange, debts and share market, accumulating relevant experience and knowledge in the functioning of the financial market and in national and foreign economies. In 2001, he assumed the management of BBM, being responsible for the financial company of the group, Creditec CFI, until its acquisition by Unibanco in December 2003. He has a degree in Electronic Engineering by the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and holds a MBA by Getulio Vargas Foundation (Fundação Getúlio Vargas) in Rio de Janeiro.

Deputy Officers

Andre Ferrari – Mr. Ferrari joined us in 2004 and has been serving as an Officer responsible for the management of the regional commercial area of the wholesale bank. He has a degree in Economics from the University of São Paulo (Universidade de São Paulo) and a post-graduate degree from Harvard Business School, in the United States.

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

Carlos Eduardo de Almeida Santos – Mr. Santos joined us in 2000 as products manager, responsible for current accounts and banking fees products, becoming products' superintendent in charge of such departments. In April, 2004, Mr. Santos was elected to serve as a Deputy Officer, responsible for our branches network located in the States of Pernambuco, Paraíba and Rio Grande do Norte. Mr. Santos began his career with Banco Banorte S.A. in 1978 as clerk, and became its products' general manager, serving in such position until 1995. From 1995 to 2000, he served as products' manager of Banco Bandeirantes S.A. He graduated in Business from Federal University of Pernambuco (Universidade Federal do Pernambuco), holds an MBA in Finance from the Brazilian Institute of Capital Market (Instituto Brasileiro de Mercado de Capitais) and has a specialization in Means of Payments from the University of Miami, Florida.

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

Claudia Politanski – Ms. Politanski joined us in 1991 and presently serves as Deputy Officer responsible for providing the legal support related to our activities in banking, capital markets, investments, mergers and acquisitions and for the legal support related to the corporate work of all our controlled companies. She graduated in Law from the University of São Paulo (Universidade de São Paulo) in 1992 and holds a LL.M. degree from the University of Virginia and a MBA granted by Fundação Dom Cabral

Eduardo Corsetti – Mr. Corsetti joined Unibanco in 1987 and, since 2002, has been serving as Deputy Officer responsible for the area of corporate finance in Rio de Janeiro. He graduated in Economics from Mackenzie University (Universidade Mackenzie) in 1991, received post-graduate degrees in Finances from the Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais) in 1996, and in Business Management from the Harvard Extension School in 1997.

Elisabete Szabó – Ms. Szabó has been working in Unibanco for 20 years. She began her career at Banco Nacional in 1984. She acted in Human Resources in several areas and companies of the group and assumed the position of Retail Human Resources Officer in 2004. She has a degree in Biological Sciences by the Federal University of Rio de Janeiro and has a post-graduate degree from the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro. She has an MBA by Dom Cabral Foundation (Fundação Dom Cabral) and a specialization executive course in Business from Kellogg School of Management.

Fabio de Souza Aranha Cascione - Mr. Cascione serves as deputy officer for structured transactions. He is responsible for the structuring of special operations such as securitization, complex credit transactions, and transactions involving several products of the bank, in the domestic and international market, offering clients a dedicated assistance. Prior to this, Mr. Cascione had worked from 1990 to 2004 at Levy & Salomão - Advogados, a well-known law firm in Brazil. His last five years as partner in the banking department. He graduated in Law in the Law School of the University of São Paulo in 1990, specializing in Business law, and pursued an MBA in Business and Economic Law at Fundação Getúlio Vargas from 2001 to2002.

Fernando Barçante Tostes Malta – Mr. Malta began his career at Banco Nacional in 1988 and has been working with us for 15 years. He has worked in several capacities, and has accumulated significant experience and knowledge of our operations in the financial market and in the national and international economies. Mr. Malta graduated from the department of Computer Science of the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro in 1989, where he served as professor for three years. He holds an MBA from the Dom Cabral Foundation (Fundação Dom Cabral) and a specialization degree in Business from the Kellogg School of Management.

Fernando Della Torre Chagas – Mr. Chagas began his career in Banco Nacional in 1992 and joined us in 1995, when Unibanco purchased Banco Nacional. In October 2003 he was elected Deputy Officer responsible for our activities in the investments, mergers and acquisitions, and private equity sectors. Prior to such assignment, Mr. Chagas served in the sales and trading sector until 1998. Presently, he was named Deputy Officer responsible for Investor’s Relationship. He graduated in Business from the Business and Economy School of Getúlio Vargas Foundation (Fundação Getúlio Vargas) of São Paulo in 1992 and holds an MBA from the Wharton School at the University of Pennsylvania.

Guilherme de Alencar Amado - Mr. Amado joined us in 2004 as one of our deputy officers. Prior to joining Unibanco, Mr. Amado spent twelve years (1988 to 1999) in corporate banking half of the time at Lloyds Bank Plc and half of the time at Banco BBA Creditanstalt S/A in Manaus, São Paulo and Belo Horizonte. Mr. Amado spent the last five years as the financial general manager at Acesita S/A, a steel mill that belongs to Arcelor Group, together with executive officer positions at many Acesita's subsidiaries and also as Board Member at Aceprev, Acesita's pension fund. He holds a BA degree in economics from UFMG - Brazil (1988) and a MBA degree from Birmingham University - England (2001).

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

Jorge Luiz Viegas Ramalho – Mr. Ramalho is Deputy Officer of System and Process of Retail Business of Unibanco. He has 14 years of experience in structuring, implementation and transfer of technological systems acquired in companies of the financial market as Chase Manhattan Bank and Bozano Simonsen Bank. In 1999, he was nominated for the creation of a new company, InvestShop.com, sold to Banco1.net, in 2001, to Unibanco Group, where he assumed the Officer of Systems and Process of Electronic Channels. In 2005, he assumes all area of development of system of retail business of Unibanco. Mr. Ramalho graduated with a degree in Technology of Development of Information from the Catholic University of Rio de Janeiro (Pontifícia Universidade Católica do Rio de Janeiro) and has an MBA from Bozano, Simonsen Bank granted in 1997.

José Cristóvão Martins – Mr. Martins joined us in 1974 and in 2003 he was elected to serve as Deputy Officer responsible for the management of data processing centers and telecommunication network. He graduated in Mechanical Engineering.

Julio Freitas Inglez de Souza – Mr. Inglez de Souza is responsible for operations of debts in national and foreign markets. He has been in Unibanco since 1998. Before joining Unibanco, he worked for three years at Chase Manhattan Bank, where he acted at the area of restructuring companies. Mr. Inglez de Souza is graduated in Law by Mackenzie University (Universidade Mackenzie) and has a MBA in finance and international business from Leonard N. Stern School of Business of New York University.

Luiz Gonzaga Arena Junior – Mr. Arena Junior joined us in August 2000 as superintendent of global sourcing and, in August 2003, was elected to serve as a Deputy Officer for assets. Before joining Unibanco, Mr. Arena Junior served as industrial manager of Cambhuy M. C. Ltda. He graduated in Electrical Engineering from the Federal University of Uberlândia (Universidade Federal de Uberlândia).

Manuel Gomes Pereira - Mr. Pereira serves as Deputy Officer for information and legal management, with 25 years of experience in the management and performance of retail bank audit activities, and 4 years experience in the accounting area. He has been a professor of Financial Business, Accounting, Balance Analysis and Micro-Economic at the São Luiz University (Faculdade São Luiz), the Metropolitan Schools (Faculdades Metropolitanas Unidas) and the Brazilian School of Business – Royller Institute (Faculdade Brasileira de Administração – Instituto Royller) for 11 years. Mr. Pereira also served as treasury officer of the Institute of Brazilian Internal Auditors (AUDIBRA - Instituto dos Auditores Internos do Brasil) for 6 years (1988/1994) and was a member of the Commission of Due Diligence and Accounting Rules of ABRASCA (CANC - Comissão de Auditoria e Normas Contábeis) for 4 years (1989/1993). He graduated in Economics from the Metropolitan Schools (Faculdades Metropolitanas Unidas) and pursued an extension course in Systems and Technology of Information Management at UCLA - University of California, Berkeley. Mr. Pereira also holds a post-graduate degree in Controlling and Finance from the University of São Paulo (Universidade de São Paulo) and an MBA from Dom Cabral Foundation (Fundação Dom Cabral).

Marcello Pires dos Santos Ferreira – Mr. Ferreira joined Unibanco in September 2004 as Officer of the area of new opportunities of the companies segment. Before joining Unibanco, Mr. Ferreira acted as Principal Associate of McKinsey & Company. He graduated with a degree in Electronic Engineering from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and has a degree in mathematics (with emphasis in Computer Sciences) from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro), a post-graduate degree in Corporate Finances from the Catholic University of Rio de Janeiro (Pontifícia Universidade Católica do Rio de Janeiro) and an MBA from New York University.

Marcelo Adriano de Paulos - Mr. de Paulos joined Unibanco in July, 2004 as Corporate Communication Director, taking over the whole planning and coordination of all the communication and sales activities for the retail bank. He was also responsible for all Branding initiatives within the conglomerate. He has a B.A. in Social Communication from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro).

Marcelo Antonio Montes Vieira – Mr. Vieira joined us in 1985 and presently serves as Deputy Officer for the branches network located in the Federal District and in the States of Mato Grosso, Mato Grosso do Sul, Goiás and Tocantins. He graduated in Business Management and External Commerce from the Italo Brasileira School (Faculdade Italo Brasileira).

Marcelo Ariel Rosenhek – Mr. Rosenhek joined us in 2000 and since then he has been responsible for analyzing new businesses and supervising our results and the results of our subsidiaries, as well as being responsible for financial planning and international and domestic treasury control. He began his professional career as assistant officer of Brasil Warrant Administração de Bens e Empresas Ltda. Since April, 2003, Mr. Rosenhek serves as Deputy Officer of the investment area. He graduated in Civil Engineering from University of São Paulo (Universidade de São Paulo) Engineering School and holds an MBA from Carnegie Mellon University (1993).

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

Marcia Klinke dos Santos – Ms. Klinke joined our legal department in 1991 and currently heads our legal compliance department, holding the position of Deputy Officer in charge of the Anti-Money Laundering Program of Unibanco Conglomerate, including the drafting and implementation of policies and procedures aimed at the prevention of financial crimes and terrorism financing and the coordination of the Compliance Committee. Ms. Klinke is also in charge of our Environmental Management System with respect to financing facilities provided by Unibanco to its corporate clients either directly or through the onlending of resources provided by international multilateral agencies and international banks. Ms. Klinke was responsible for creating the Ethics Institutional Manual and is in charge of the coordination of the Ethics Committee. Ms Klinke holds a Law degree from the University of São Paulo (Universidade de São Paulo) Law School as well as a Master's degree in Comparative Law from the

University of Miami Law School, which was preceded by a Master's Course in Corporate Law from the University of Manitoba School of Law (Winnipeg).

Marco Antonio de Oliveira – Mr. Oliveira has been working at Unibanco for 1 year. He started his career in Crefisul Bank in 1983. He has experience and knowledge in the financial market, especially in Support, Back-offices and Human Resources. He is graduated in business management by Anhembi Morumbi University (Universidade Anhembi Morumbi) and post-graduated in Finance by Ibirapuera University (Universidade Ibirapuera).

Marcos Eduardo Buckton de Almeida – Mr. Almeida joined us in 1995 as officer responsible for the branch network. Since 2001 Mr. Almeida has been serving as Deputy Officer responsible for funds, deposits, savings, as well as for the development of new products, training, communication, marketing and investment research. From 2000 to 2001, Mr. Almeida was responsible for the management of internet banking, products, marketing and quality. He graduated in Mechanical Engineering from the Military Institute of Engineering (Instituto Militar de Engenharia ) in 1983.

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

Marcos Silva Massukado - Mr. Massukado began his career with us in 1994 as planning and controlling manager, maintaining this position until 2000. In 2001, he left our company and served as a strategic adviser at Diamond Cluster International. In 2002, Mr. Massukado returned to Unibanco, this time as superintendent of small businesses, requiring the creation and implementation of strategies designed to assist the needs of our small business clients with annual revenues below R$ million. In 2004, he was elected to serve as a Deputy Officer for the companies sector, which requires Mr. Massukado to design strategies to assist our clients with annual revenues between R$5 million and R$40 million.

Maria Celia Furlani de Mendonça Camargo – Ms. Camargo has occupied management positions for 13 years, and Ms. Camargo presently serves as Deputy Officer responsible for several branches located in the northern and northeastern regions of Brazil. She has 27 years of experience in the banking area, ten of which were dedicated to management of client portfolios in retail, corporate and private banking. Ms. Camargo holds degrees in Accounting Sciences and in Law and holds an MBA specializing in the management of banking business.

Maria Cristina D’Ávila Villela Vieitas – Ms. Vieitas started in 1994 in the Banco Nacional as Trainee, became Accounts Executive and Officer, responsible for a large sector study of the Telecom industry, identifying the main companies of this segment around the world. She graduated with a Business Management degree from Candido Mendes University in Rio de Janeiro (Universidades Cândido Mendes) and has a MBA from Dom Cabral Foundation and executive courses in financial mathematics and capital market from Getulio Vargas Foundation (Fundação Getúlio Vargas) of São Paulo and Rio de Janeiro.

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

Mario Henrique Martins – Mr. Martins joined Unibanco in 2000 as Head Sector (Industry Banker) for petrol-chemistry and other areas. After he became Officer of the wholesale bank taking care of part of São Paulo and the entire Northeast. Before joining Unibanco he was a broker (equity brokerage) for ten years and was Managing Director of Crédit Agricole Indosuez to Latin America, responsible for sales and trading. He is a Production Engineer by the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro).

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

Paulo Roberto Schiavon de Andrade – Mr. Andrade joined Unibanco in august 2004 and is responsible for the wholesale area to the south region of Brazil. He assumed the position of Officer of this area in December 2004. Before joining Unibanco, Mr. Andrade acted as senior account executive of Itaú BBA Bank for seven years. He has a degree in Electric Engineering from the Federal University of Rio Grande do Sul (Universidade Federal do Rio Grande do Sul) and post-graduate degrees in Marketing from the Superior School of Publicity and Marketing (Escola Superior de Propaganda e Marketing) and Finance from Getúlio Vargas Foundation (Fundação Getúlio Vargas) of Rio de Janeiro.

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

Renzo Regini – Mr. Regini was the Commercial Officer of Banco BNL do Brasil. After the acquisition of Banco BNL do Brasil by Unibanco in 2004, he joined the group as Officer responsible for the Italian operations. He was a career employee of Banca Nazionale del Lavoro (BNL) – Italy. He is graduated in Economy in Italy, where he also concluded his masters. While with BNL he acted in Italy, in Madrid and has been in Brazil since 1992, as Credit Officer, inclusive.

Sérgio Goldman – Mr. Goldman has been the head of our fixed income and equity research team since November 2003. During the 11 years prior to joining us, Mr. Goldman has worked in equity research in well-regarded international institutions such as Baring Securities, Bear Stearns, Paribas and Banco Santander. In this period, he has been ranked on several occasions in the Institutional Investor Survey for leading the best-regarded equity research team in Brazil. Mr. Goldman has a B.S. degree in Electronic Engineering from Rio de Janeiro's Catholic University (Pontifícia Universidade Católica) and an MBA from COPPEAD - Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro).

Silvio José Fonseca de Carvalho - Mr. Carvalho joined our clients relationship department in 2001 and in April, 2004, was elected to serve as a Deputy Officer for the retail branches network located in the cities of Ribeirão Preto, São José do Rio Preto and in the Triângulo Mineiro region. Prior to that, Mr. Carvalho had served as systems manager of Banco Nacional (1989/1995), as marketing manager of Unibanco (1995/1998), as general manager of marketing of Cia. Bozano (1998/2000), and as a Deputy Officer for relationship marketing of Banco Boavista S.A. He holds a graduate degree in Business from Cândido Mendes School (Faculdade Cândido Mendes) of Rio de Janeiro, with an extension course in Marketing from the Superior School of Publicity and Marketing (Escola Superior de Propaganda e Marketing) and an extension course in Systems Analysis from Cândido Mendes University (Universidade Cândido Mendes). In addition, he holds a senior executive MBA from the Brazilian Institute of Capital Market (Instituto Brasileiro de Mercado de Capitais).

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

Unibanco Holdings

Unibanco Holdings is managed by its:

  Board of Directors (Conselho de Administração), consisting of seven directors; and
  Board of Officers (Diretoria), consisting of four officers.

The Board of Directors is Unibanco Holdings’ decision-making body. It determines Unibanco Holdings’ general corporate guidelines and policies by:

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

As of the date of this annual report, the directors and officers of Unibanco Holdings are:

Directors	Position	Date of Birth

Roberto Konder Bornhausen	Chairman	October 22, 1933
Pedro Moreira Salles	Vice Chairman	October 20, 1959
Carlos da Silva Costa	Director	November 3, 1949
Gabriel Jorge Ferreira	Director	July 13, 1956
Guilherme Affonso Ferreira	Director	May 9, 1951
Israel Vainboim	Director	June 1, 1944
Tomas Tomislav Antonin Zinner	Director	January 29, 1938

Officers	Position	Date of Birth

Israel Vainboim	Chief Executive Officer	June 1, 1944
Geraldo Travaglia Filho	Officer	May 26, 1951
José Lucas Ferreira de Melo	Officer	December 30, 1956
Marcelo Orticelli	Officer	March 20, 1965

Each director is elected for a one-year term by the general shareholders meeting and holds such position until they are reelected upon expiration of his or her term or until a sucessor is elected. The current directors of Unibanco Holdings were elected on the Ordinary Shareholders’ meeting held on April 8, 2005.

In accordance with the Shareholders Agreement of Unibanco Holdings, each of its major shareholders may, at their sole discretion, select one person to serve as a member of its Board of Directors, provided that such person be elected in a general shareholders meeting. Currently, there are two directors of Unibanco Holdings who were elected based on such agreement: (i) Mr. Carlos da Silva Costa, selected by Caixa Brasil S.G.P.S. S.A. and (ii) Mr. Guilherme Affonso Ferreira, selected by Bahema Group. For a description of Unibanco Holdings’ major shareholders see “Item 7.A. Major Shareholders.”

The members of the Board of Officers of Unibanco Holdings are elected for a one-year term and holds such position until they are reelected upon expiration of his or her term or until a sucessor is elected. The last Unibanco Holdings’ shareholders meeting was held on April 8, 2005. All members of the Board of Officers of Unibanco Holdings were elected on the Board of Directors’ meeting held on April 8, 2005.

The biographies of those directors and officers of Unibanco Holdings who are not members of our Board of Directors or our Board of Officers are summarized below:

Directors

Carlos da Silva Costa – Mr. Costa has been a member of the Board of Directors of Unibanco Holdings since January, 2005. He has also been Vice President of the Manufuture High Level Group since January 2005, President of the Board of Caixa Geral de

Aposentações since April 2004 and a member of the Board of Caixa Geral de Depósitos (the largest bank in Portugal) since April 2004. Mr. Costa was formerly General Manager of BCP, responsible for the International Division and Institutional Custody Division from 2000 to 2004, Head of Cabinet at the European Commission from January 1993 to December 1999, Counsellor with responsibility for Economic and Financial issues in the Portuguese Permanent Representation to the European Commission from 1986 to December 1992, a member, in a personal capacity, of the "High Council for the Reform of the Financial System – 1992" which produced the "White Book on the Financial System" that served as the basis for the global reform of the legislative framework of the Portuguese financial system from 1988 to 1992, a non-executive member of the Board of Directors of the National Statistical Institute from 1990 to 1992 and a member of the Economic Policy Committee of the EC from 1986 to 1992. Mr. Costa was Professor for Post Graduate European Studies at the Centre of European Studies in the Faculty of Human Sciences at the Portuguese Catholic University (Oporto) from 1986 to 2000, Head of the Research Department on the Portuguese Economy of Banco Português do Atlântico from 1982 to 1986 and a Lecturer at the Faculty of Economics, University of Oporto from 1973 to 1986. He has a degree in Economics from the Faculty of Economics, University of Oporto (1973), Research at Paris 1 University (Sorbonne) (1981-82), and INSEAD – Senior Management Programme (1998).

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

Roberto Konder Bornhausen – Mr. Bornhausen's first term as Chairman of the Board of Directors of Unibanco Holdings began on February 4, 1997 and ended on April 28, 2003. On April 30, 2004, Mr. Bornhausen began his second term as Chairman of the Board of Directors of Unibanco Holdings. From 1991 to 1996, Mr. Bornhausen served as Chairman of Unibanco's Board of Directors, and from 1973 to 1988 Mr. Bornhausen continuously served as a member of Unibanco's Board of Executive Officers. Mr. Bornhausen graduated in Agronomical Engineering from Rural University of Rio de Janeiro (Universidade Rural do Rio de Janeiro) .

Tomas Tomislav Antonin Zinner – Mr. Zinner joined Unibanco in 1965 as the investment banking Officer and served as a member of Unibanco's Board of Directors from 1988 to 2004. Throughout his career in Unibanco, he has held several senior positions, including head of the international department and senior credit Officer, and until recently served as Unibanco’s President and Chief Executive Officer. He currently serves as a member of the Boards of Directors of Unibanco Holdings, Unibanco AIG Seguros, Banco Fininvest, CIBRASEC (Brazilian Securitization Company), the Brazilian Association for Infrastructure (ABDIB), Confab (largest pipe industry in Brazil), and CP Participações. Outside of Unibanco, Mr. Zinner also serves as Chairman of the Board of The Nature Conservancy (TNC) in Brazil. He holds a B.A. from the School of Economics of the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and a graduate degree from the University of Chicago.

6.B. COMPENSATION

Unibanco

Compensation

At the annual shareholders meeting, our shareholders establish the maximum aggregate compensation of our directors, members of the Audit Committee and officers for the corresponding year. In 2004, the maximum aggregate compensation for members of our Board of Directors, Board of Officers and Audit Committee was:

  R$15,000,000 per year for our directors and Audit Committee members as a group; and
  R$150,000,000 per year for our officers as a group.

For the year ended December 31, 2004, all our directors, Audit Committee members and officers as a group (109 persons as of such date) actually received, for services provided in all capacities to us, aggregate compensation of approximately R$117.0 million. The directors and officers of all our companies, including Unibanco, received, for services provided in all capacities, an aggregate compensation of approximately R$149.2 million for the year ended December 31, 2004.

For 2005, the maximum aggregate compensation for our Board of Directors, Board of Officers and Audit Committee members shall be:

  R$6,700,000 per year for our directors and Audit Committee members as a group; and
  R$113,400,000 per year for our officers as a group.

Our directors, Audit Committee members and officers may participate in the same pension plan available to all of our employees. The total amount paid to provide pension, retirement and similar benefits for the year ended December 31, 2004 was R$15.4 million for all of our companies' employees.

Directors and Officers Stock Option Plan

On October 31, 2001, our shareholders approved a stock option plan. Through this stock option plan we are able to offer our managers the opportunity to participate in our capital and benefit from increases in the value of our stock.

On April 8, 2004, our shareholders approved an amendment to the stock option plan which provides that (i) managers may not exercise their options or sell their relevant shares when we or Unibanco Holdings are forbidden, by law, to negotiate with our own shares; (ii) option exercises may be fulfilled with treasury shares or with shares issued in capital increases; (iii) the exercise period for options may be extended under limited circumstances from five to eight years.

Under the plan, stock options are granted to select managers for a price based on the market price of our shares at the date of grant. A special committee, composed of four to six members elected by the President of the Board of Officers of Unibanco, as well as of one member of the Board of Directors of Unibanco Holdings, is responsible for establishing the vesting period of the stock options, which shall be between two and eight years, as well as other specific characteristics of each grant, such as the beneficiaries and the number and amount of options. This committee may not grant options in any year representing more than 1% of our total authorized capital and there may not be outstanding options representing, in the aggregate, more than 10% of our total authorized capital at any time.

The objective of the stock option plan is to foster high performance, long-term commitment as well as attract, retain and motivate our directors and officers. The first options were granted on January 21, 2002, with a vesting period of at least three years. As of April 30, 2005, options to purchase 614,132 Units had been exercised by 66 managers. As of the same date, options to purchase 14,217,822 Units granted to 358 managers are currently outstanding under the stock option plan. For the year ended December 31, 2004, we recognized R$10 million of compensation expenses related to the stock option plan.

Unibanco Holdings

At its annual shareholders meeting, the shareholders of Unibanco Holdings established the maximum aggregate compensation of directors and officers.

In 2004, the maximum aggregate compensation for Unibanco Holdings' Board of Directors and Board of Officers was:

  R$1,200,000 per year for the members of the Board of Directors of Unibanco Holdings as a group; and
  R$1,200,000 per year for the members of the Board of Officers of Unibanco Holdings as a group.

In 2004, all directors and officers of Unibanco Holdings as a group (nine persons as of December 31, 2004) actually received, for services in all capacities to Unibanco Holdings, aggregate compensation of approximately R$46,000. This amount also includes discretionary bonuses based on the profitability of Unibanco Holdings.

For 2005, the maximum aggregate compensation for Unibanco Holdings' Board of Directors and Board of Officers shall be:

  R$1,200,000 per year for the members of the Board of Directors of Unibanco Holdings as a group; and

  R$1,200,000 per year for the members of the Board of Officers of Unibanco Holdings as a group.

Affiliates and Subsidiaries

BWU Comércio e Entretenimento Ltda. (formerly BWU Vídeo Ltda.)

As of April 30, 2005, executive officers and members of management of BWU Comércio e Entretenimento Ltda. owned approximately 0.3458% of its outstanding ownership interests, or quotas, under a stock option plan. According to such stock option plan, the Board of Directors of BWU Comércio e Entretenimento Ltda. may grant to executive officers and members of management the option to purchase up to 3.9825% of the quotas issued by BWU Comércio e Entretenimento Ltda.

6.C. BOARD PRACTICES

The information set forth in "Item 6A. Directors, Senior Management and Employees–Directors and Senior Management" is incorporated into this section by reference.

Our and Unibanco Holdings’ directors and senior management have not entered into any service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

We and Unibanco Holdings do not have a remuneration committee.

At our April 30, 2004 Extraordinary Shareholders Meeting, our shareholders approved the creation of our statutory Audit Committee in order to comply with Central Bank requirements. Further information regarding the Central Bank’s audit committee regulations may be found in “Item 4.B. Business Overview–Regulation and Supervision.”

Pursuant to our by-laws, our Audit Committee is composed of between three and five members each of whom is elected by our shareholders at a properly adjourned meeting for a five-year maximum term of office, and has a Chairman elected by our Board of Directors.

The following persons were elected as members of our Audit Committee at our April 30, 2004 Ordinary Shareholders Meeting, for a five-year term:

Mr. Gabriel Jorge Ferreira - Mr. Ferreira's background and experience is described in “Item 6A. Directors, Senior Management and Employees.” He was appointed Chairman of the Audit Committee by our Board of Directors at its April 30, 2004 meeting.

Mr. Eduardo Augusto de Almeida Guimarães - Mr. Guimarães holds degrees in Economics and Civil Engineering, as well as a Master's degree in Production Engineering, from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and a Doctorate in Economics from London University. Mr. Guimarães was Economist for Institute of Economic and Social Planning (Instituto de Planejamento Econômico e Social) from 1969 to 1975 and for the Studies and Projects Financer (Financiadora de Estudos e Projetos) from 1975 to 1990; executive officer of the Brazilian Institute of Geography and Statistics Foundation (Fundação Instituto Brasileiro de Geografia e Estatística) from 1985 to 1988 and chairman of the same institution from 1990 to 1992; Secretary of National Treasury from 1996 to 1999; chairman of the Bank of the State of São Paulo (Banco do Estado de São Paulo) from 1999 to 2000; and chairman of Banco do Brasil from 2001 to 2003. He was also adjunct professor of the Economics Department of the Federal University Fluminense (Universidade Federal Fluminense) from 1969 to 1980 and a professor at the Economics Institute of the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) from 1991 to 1998, where he was also principal from 1982 to 1985.

Mr. Guy Almeida Andrade - Mr. Andrade holds a degree in Accounting from University of São Paulo (Universidade de São Paulo) and a degree in Business Management from Mackenzie University (Universidade Mackenzie). He is the chairman of the Brazilian Independent Auditors Institute (Instituto dos Auditores Independentes do Brasil). He is also a member of the board of directors of the International Federation of Accountants, chairman of the audit committee of the same institution and partner of Magalhães Andrade Auditores Independentes and of RBA Global Auditores Independentes, both auditing companies.

Mr. Ferreira is a member of our Board of Directors. Mssrs. Guimarães and Andrade are not members of our Board of Directors. Our by-laws do not specify an age limit for serving on the Audit Committee.

The members of our Audit Committee do not receive any other compensation from our affiliates in addition to their compensation for serving as a member of the Audit Committee. Audit Committee members who also serve on the Board of Directors may choose to receive compensation regarding one of such positions.

The powers of the Audit Committee are set forth in Article 38 of our by-laws. Among other things, the Audit Committee is responsible for:

  recommending to the board the appointment of and, if necessary, the replacement of, our independent auditors;
  overseeing the work of our independent auditors;
  reviewing our financial statements, including the explanatory notes, management reports and independent auditors’ report and the reports issued by the independent auditors of each of our consolidated subsidiaries ;
  analyzing the effectiveness of our internal and independent audit procedures and compliance by management with the audit policies and procedures established by the internal and independent auditors; and
  meeting with our management to verify management’s compliance with the audit committee’s recommendations.

Our Audit Committee ordinarily meets quarterly and also meets whenever our corporate interests so require. Since its creation, the Audit Committee has held meetings at least once a month and supervised all of our audit activities. The decisions of the Audit Committee are taken by a majority of votes at a meeting where at least half of the elected members of the Audit Committee are present. In the event of a tie, the Chairman, in addition to his own vote, is entitled to cast the tie-breaking vote.

On November 25, 2004, the Audit Committee's by-laws were approved by the Board of Directors.

We are currently discussing with the Staff of the SEC whether any changes are necessary for our Audit Committee to comply with the requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder.

Our Board of Directors believes that the establishment of the Audit Committee has strengthened our internal controls and corporate governance and they rely on the activities performed by the Audit Committee to their oversight and administration of our business and operations.

Unibanco Holdings is not required by Brazilian Law to have its own Audit Committee. The Board of Directors of Unibanco Holdings currently serves as its audit committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of its independent auditors for audit and non-audit services provided to it or to its subsidiaries.

6.D. EMPLOYEES AND HUMAN RESOURCES

Unibanco People (Unibanco Pessoas), our human resources area, is committed to promoting professional growth and aligning the interests of our employees with our strategic objectives. Unibanco People develops tools for improving the process of managing human capital, focusing on professional training and development, capturing and attracting new talent, developing incentive and recognition programs and improving relations with the in-house community (employees) and the external community (government bodies and unions).

As of December 31, 2004, we had 27,408 employees, a decrease from 27,625 at December 31, 2003.

The following table shows the number of our employees grouped by business area:

	Number of Employees

	As of December 31,

Area	2002	2003	2004

Retail Branches	10,410	11,425	10,981
Corporate-Site Branches	1,506	1,041	1,053
Unicard	445	643	197
HiperCard	-	-	211
Wholesale	1,400	1,335	390
Insurance	1,397	1,429	1,322
Unibanco Asset Management	166	196	96
Banco1.net	321	250	-
Banco Dibens	96	92	47
Fininvest	2,631	2,173	2,831
Others	8,367	9,041	10,280
Total	26,739	27,625	27,408

The following tables set forth the number of Unibanco employees grouped by title and region:

	Number of Employees

	As of December 31,

Title	2002	2003	2004

Director	160	169	150
Superintendent	350	384	358
Manager	1,930	2,025	2,087
Others (1)	24,299	25,047	24,813
Total	26,739	27,625	27,408
____________________________________
(1) Includes employees in foreign offices.

	Number of Employees

	As of December 31,

Region	2002	2003	2004

Southeast	21,765	22,484	21,866
South	2,209	2,257	2,244
Northeast	1,635	1,720	2,025
Center-East	772	789	792
Foreign Offices	236	256	353
North	122	119	128
Total	26,739	27,625	27,408

We believe that we have good relations with our employees and their unions. Approximately 42% of our workforce are members of a union. Collective bargaining agreements with the bank employees unions typically have 12-month terms and are subject to renewal in September of each year.

There were no significant labor disputes or strikes in 2002 and 2003 during the limited time periods for discussion of our collective bargaining agreements. In 2004, negotiations were hampered by political differences between bank employees, unions members and unified public and private sector banks campaigns, and a national strike occurred on September 15, 2004, which lasted 21 days.

Since April 1996, we have maintained a profit sharing plan, based on pre-established management and financial goals. All of our employees are eligible to participate in the program. Our profit sharing plan demands at least 5% of our net income for each period. In 2004, R$ 236 million was distributed as profit sharing to our employees.

We offer our outstanding senior managers the opportunity to become shareholders. Our Stock Option Program awards exceptional performance and contribution to the group’s development. As of December 31, 2004, we had granted 11,303,620 stock options exercisable for Units under this program. These options are exercisable between January 21, 2005 and August 03, 2010 at an average exercise price of R$9.76 per option.

Since October 2004 we have offered all employees our “Futuro Inteligente” pension plan which is a defined contribution plan. As of December 31, 2004 approximately 6,600 people had joined the program.

As part of the changes in our organizational structure, we offered a group of executives a one-time opportunity to participate in a program for anticipating retirement with special benefits. 71 executives, or 88% of those eligible, signed up for the program before the July 2004 deadline.

During the year ended December 31, 2004, we invested approximately R$24 million in training and development activities for our employees, including MBA programs in Brazil and abroad and the People Management Program. The latter has provided training for 95% of all our managers since it was introduced in October 2003.

Unibanco has been undertaking Employee Satisfaction Surveys since 1997, conducted by external consultants. This is an important factor in our ability to assess the organizational climate, identify areas in need of improvement and take required actions to provide employees with concrete solutions to foster healthy working environment that supports personal development.

UNIBANCO HOLDINGS

Unibanco Holdings, a corporation organized under the laws of Brazil, controls Unibanco through its ownership of Unibanco’s shares. As of December 31, 2004, Unibanco Holdings holds 96.6% of Unibanco’s outstanding common shares and 15.6% of Unibanco’s outstanding preferred shares. Unibanco Holdings engages in no activities other than holding our shares.

6.E. SHARE OWNERSHIP

Equity Ownership of Directors and Officers

See “Item 7.A. Major Shareholders” for a description of the stock ownership of our directors and officers (as a group) in Unibanco and see “Item 6.B. Compensation–Unibanco–Directors and Officers Stock Option Plan” for a description of our stock option plan for selected members of management.

As of April 30, 2005, apart from their direct ownership of our capital stock, members of our Board of Directors, officers and members of our management also held Units representing approximately 0.293% of our capital and 0.492% of Unibanco Holding's capital, under a stock purchase plan sponsored by E. Johnston Representações e Participações S.A., or E. Johnston, a company controlled by the Moreira Salles family.

Under this plan, E. Johnston issued its preferred shares to participants who paid for such shares with the dividends received through April 14, 2004. As of April 15, 2004, the E. Johnston's shareholders approved a reduction of capital by which the preferred shareholders received Units held by E. Johnston in exchange for such preferred shares.

Units held under the plan are subject to repurchase by E. Johnston upon retirement, death or permanent incapacity of the participants or upon the participants leaving Unibanco.

Since the implementation of our new directors’ and officers’ stock option plan in 2001, we no longer sell shares under the E. Johnston purchase plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

Unibanco

Each of our common shares entitles its holder to one vote at any shareholders meeting. Unibanco Holdings controls us through its ownership of common shares representing 96.6% of our voting interest.

On August 30, 2004, we implemented a reverse stock split of our common and preferred shares, including Units, in the ratio of 100 shares to one share. Therefore, the information provided in this section has been adjusted to reflect this reverse stock split.

The following table shows the beneficial ownership of our outstanding common and preferred shares as of April 30, 2005. We believe that only those shareholders mentioned in the table below hold more than 5% of either class of our shares.

	Unibanco Common Shares		Unibanco Preferred Shares

Shareholder	Number	% of Total	Number	% of Total

Unibanco Holdings	729,950,914	96.6%	100,385,453	15.37%
Caixa Geral de Depósitos, through Caixa
Brasil SGPS, S.A.	3,641,578	0.48%	63,938,421	9.79%
Float(1)	22,065,327	2.9%	471,427,333	72.17%
Our Directors and Executive Officers as a
group	349	0.0%	5,369,501	0.81%
Treasury	0	0.0%	12,079,456	1.85%

Total	755,658,168	100.0%	653,200,164	100.0%

(1) Consisting of our floating shares in the market.

Unibanco Holdings

Each of Unibanco Holdings’ common shares entitles its holder to one vote at any shareholders meeting. E. Johnston Representação e Participações S.A. or E. Johnson, a company controlled by Moreira Salles family, controls Unibanco Holdings through its ownership of common shares representing 78.62% of its voting interest.

On August 30, 2004, Unibanco Holdings implemented a reverse stock split of its common and preferred shares, including Units, in the ratio of 100 shares to one share. Therefore, the information provided in this section has been adjusted to reflect this reverse stock split.

The following table shows the beneficial ownership of the outstanding common and preferred shares of Unibanco Holdings as of April 30, 2005. We believe that only those shareholders mentioned in the table below hold more than 5% of either class of shares of Unibanco Holdings.

	Unibanco Holdings Common Shares		Unibanco Holdings Preferred Shares

Shareholder	Number	% of Total	Number	% of Total

Moreira Salles Group, through E. Johnston Representação e Participações, S.A.	247,778,105	78.62%	2,135,259	0,37%
Caixa Geral de Depósitos, through Caixa Brasil SGPS, S.A.	37,138,435	11.78%	67,579,999	12.8%
Bahema Group	14,568,913	4.62%	0	0.0%
Sul America Group	6,165,218	1.95%	0	0.0%
Float (1)	9,495,203	3.0%	441,800,062	83.67%
Directors and Officers as a group	1	0.0%	3,675,180	0.69%
Treasury	0	0.0%	12,968,387	2.45%

Total	315,145,875	100.0%	528,158,887	100.0%

(1)	Consisting of our floating shares in the market

We estimate that, as of March 31, 2005, we had 69,011,204 outstanding Global Depositary Shares, or GDSs, held by approximately 21 record (registered) holders. Each GDS represents five Units. Therefore, 52.8% of our total preferred shares and 65.3% of Unibanco Holdings’ total preferred shares are held in the United States in the form of GDSs.

Significant Changes in Ownership

On September 30, 2003, Mizuho Corporate Bank Ltd., or Mizuho, and Commerzbank AG, or Commerzbank, sold an aggregate of approximately 58 million of our Units in a global secondary offering in Brazil, the United States and elsewhere. The number of Units sold represented 9.36% of our non-voting capital and 11.66% of the non-voting capital of Unibanco Holdings. As a result of this global offering, Mizuho entirely liquidated its equity interest in us, which prior to the offering represented directly and indirectly 4.8% of our outstanding preferred shares and Commerzbank reduced its ownership of our outstanding preferred shares from 8.8% to 5.2% . However, we expect to maintain our historical business relationships with Mizuho.

In June 2004, we announced the acquisition of the total capital of Banco BNL do Brasil S.A., or BNL Brasil, from Banca Nazionale del Lavoro S.p.A, or BNL, and its subsidiary BNL International Investments S.A., or BNL II. BNL Brasil’s total capital was valued at R$109.7 million, and BNL received 10 million of our Units in this transaction representing, directly and indirectly, 1.43% of Unibanco’s capital.

On February 4, 2005, Commerzbank and BNL sold an aggregate of approximately 45.9 million of our Units in a global secondary offering to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States, and (iii) institutional and other investors elsewhere outside Brazil and the United States. As a result of this offering, Commerzbank and BNL have entirely liquidated their equity interest in us, which prior to the offering represented directly and indirectly 5.2% and 1.6% of our outstanding preferred shares, respectively. However, we expect to maintain our historical business relationships with Commerzbank and BNL.

These are the only significant changes in the ownership of Unibanco Holdings’ shares and our shares during the past three years.

7.B. RELATED PARTY TRANSACTIONS

Certain Relationships and Related Party Transactions

Summarized below are all of the material transactions known to us between ourselves, Unibanco Holdings or any of our subsidiaries and any of our directors, statutory officers or shareholders which hold more than 5% of any of our or Unibanco Holdings’ classes of shares, or the family members of such directors, officers and shareholders, as well as any enterprises in which such parties own a substantial interest or over which they can exercise significant influence.

Under Brazilian law, financial institutions may not grant loans or advances to affiliates, statutory officers, directors or their family members, nor to any enterprises in which such parties, with few exceptions, own more than 10%. Therefore, we have not made any loans or advances to any of these persons. For this purpose, affiliates include companies in which a financial institution holds 10% or more of the capital stock or which hold 10% or more of a financial institution’s capital stock. This prohibition is not applicable to Unibanco Holdings nor to any of our non-financial subsidiaries and it does not limit our ability to enter into transactions in the interbank market with our affiliates that are financial institutions (see further information in note 4 of the financial statements).

Distribution of Financial Products

Certain of our subsidiaries, such as Unibanco AIG Seguros S.A., Unibanco AIG Previdência S.A., Unibanco Companhia de Capitalização S.A., Unicard Banco Múltiplo S.A., Unibanco-Rodobens Administradora de Consórcios Ltda. and Cia. Hipotecária Unibanco-Rodobens, have entered into distribution agreements with us. These agreements govern the use of our branch network as a distribution channel for insurance products, pension plans, consortium quotas, credit cards, individual financing related to real estate and other products.

Loans

Caixa Geral de Depósitos, through Caixa Brasil SGPS, S.A., a financial institution that is our strategic shareholder, and Commerzbank and BNL, our former strategic shareholders, have, from time to time, extended trade-related and general purpose credit lines with us mainly for onlending purposes. As of December 31, 2004, the total amount outstanding under the credit lines related to Caixa Geral de Depósitos was approximately R$254 million and the total amount outstanding under the credit lines related to Commerzbank and BNL was approximately R$24 million in the aggregate. See “Item 7A. Major Shareholders” for a description of the secondary offerings through which Commerzbank and BNL entirely liquidated their equity interest in us and Unibanco Holdings.

We believe that such loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, if applicable, as those prevailing at the time in the market for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

Loans in Connection with the Units Offering

To assist our employees and collaborators as well as our subsidiaries in purchasing Units in the February 2005 secondary global offering of Units, Instituto Pedro di Perna, an institution sustained by us and our subsidiaries’ employees, financed Units purchased by such persons in the retail offering in Brazil up to a limit of three times their respective monthly wage.

ITEM 8. FINANCIAL INFORMATION

8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 19. Financial Statements and Exhibits.”

Legal Proceedings

We are a party to lawsuits and administrative proceedings incidental to the normal course of our business, as described below. We believe that any potential liabilities arising from such lawsuits and administrative proceedings, individually or in the aggregate, will not have a material adverse effect on our business, financial condition or results of operations.

We are involved in several tax disputes, mainly relating to the constitutional validity of certain taxes imposed on us by the Brazilian government.

In addition, labor unions and former employees have filed several lawsuits against us seeking compensation for labor rights. In such cases, we usually enter into settlement agreements with our former employees.

We are party to a number of civil legal proceedings relating to, among others, claims alleged against us by clients in connection with financial services provided by us and our subsidiaries and claims relating to the collection of our financial products. In addition, we are involved in several lawsuits resulting from the corporate reorganizations associated with our acquisitions of certain Brazilian financial institutions. We are also a party to several lawsuits filed by clients for the adjustment of deposits required under certain anti-inflationary plans implemented by the Brazilian government.

We are not party to any material administrative proceedings before the SEC, CVM, SUSEP, or the Central Bank. In the ordinary course of our business, we are involved with certain disputes filed by consumers with the Central Bank and SUSEP, but none of these proceedings are material to our business.

There are no material proceedings to which any of our directors, members of senior management, or any of our affiliates are either (i) a party against us or our subsidiaries or (ii) have a material interest against us or our subsidiaries.

We cannot determine all potential costs and fines which we may incur. We are, however, required to assess the likelihood of any adverse judgments or outcomes with respect to the lawsuits and administrative proceedings above mentioned and the potential ranges of probable losses related to these matters. We determine the amount of reserves required, if any, for these contingencies after a careful analysis of each individual lawsuit (in the case of tax and civil lawsuits) or based on the average amounts paid by us (in the case of labor lawsuits). We only record provisions for contingencies when we believe it is probable that we will incur a loss in connection with the lawsuits.

However, the required provisions for these contingencies may change in the future due to (i) new developments in any lawsuit or (ii) changes in approach, such as a change in settlement strategy.

In this respect, on December 27, 2004, the CVM proposed to update the current rules of provisions for contingencies and sought public comment thereon. We cannot predict the outcome of this process, but in the future our provision policy could be revised. Any of the foregoing changes could result in a negative impact on our future results and cash flows.

Notwithstanding the above, we believe that the provisions we currently have for the lawsuits to which we and our subsidiaries are defendants are sufficient to cover any probable and estimated losses from litigation, and that there are no suits pending or threatened, individually or in the aggregate, that if decided against us or our subsidiaries would have a material adverse effect on our business, financial condition or results of operations. As of December 31, 2004, we had provisioned approximately (i) R$510.3 million for civil litigation, (ii) R$1.15 billion for tax litigation and (iii) R$717.2 million for labor litigation.

Dividends

See “Item 10. Additional Information - Memorandum and Articles of Association”. Brazilian law requires a dividend distribution of at least 25% of net income. In accordance with our By-laws, Unibanco distributes 35% of its net income after setting aside certain reserves more particularly described in “Item 10. Additional Information - Memorandum and Articles of Association”. Unibanco Holdings, in accordance with its By-laws, distributes 100% of its net income after setting aside 5% for legal reserves and/or unrealized income reserves. Unibanco and Unibanco Holdings pay out almost identical dividends per share due to a combination of three factors: (i) the number of outstanding shares of Unibanco Holdings is almost the same as the number of Unibanco shares held by Unibanco Holdings; (ii) dividends received from Unibanco are Unibanco Holdings’ sole source of cash revenues; and (iii) as described above, Unibanco Holdings distributes 100% of the dividends it receives, after setting aside 5% for legal reserves and/or unrealized income reserves. During 2005, we and Unibanco Holdings plan to pay dividends on a quarterly basis, as more particularly described in “Item 10. Additional Information - Memorandum and Articles of Association”.

8.B. SIGNIFICANT CHANGES

In February, 2005, Commerzbank and BNL sold, by means of a secondary public distribution, 45,897,387 Units, representing 6.6% of our capital. The price to the public was R$15.65 per Unit, for an aggregate offering size of R$718 million. Approximately 91% of the Units were sold to institutional investors with the remaining 9% being sold to retail investors. The shares were offered to the public in Brazil, to certain qualified institutional buyers in the United States and to institutional and other investors elsewhere outside the United States and Brazil. All sales occurred in the Brazilian market. Immediately following the offering, the float of our Units on the BOVESPA increased 70.3% in Brazil and 11.% in total, compared to the float as of December 31, 2004.

In May 2005, Caixa Geral de Depósitos, the former controller of Banco Bandeirantes S.A., paid us the indemnity due under the Association Agreement executed between, among others, ourselves and Caixa Geral de Depósitos, in the total amount of approximately R$ 238 million, including (i) R$200 million in relation to contingencies of Banco Banorte S.A. and (ii) R$38 million in relation to the settlement of the graphic account referred to Banco Bandeirantes S.A.

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

As of May 2, 2005, the Unit was included in the Ibovespa Index (¥ndice Bovespa), or Ibovespa Index, of the BOVESPA. For the period from May 2005 to August 2005, the weight of the Unit in the theoretical portfolio of the Ibovespa is 0.984% .. The Ibovespa Index is currently composed of 55 stocks. In order to be included in this index, a stock must (i) be included in a group of stocks in which the sum of the Negotiability Indexes represents 80% of the accumulated value of the Negotiability Indexes of all individual stocks; (ii) have a participation above 0.1% of the BOVESPA’s total volume in the last 12 months; and (iii) trade in at least in 80% of the sessions in the last 12 months. The inclusion in the Ibovespa Index is a step to increase the liquidity of our Units in the Brazilian market.

As of September 1, 2004, the Unit was included in the Brazil Index-50 (¥ndice Brasil-50), or IBrX-50 Index, of the BOVESPA. For the period from May 2005 to August 2005, the weight of the Unit in the theoretical portfolio of the IBrX-50 Index is 2.955% . The IBrX-50 Index is composed of the 50 stocks with the highest trade index on the BOVESPA and that were traded in at least in 80% of the sessions in the last twelve months. In May 2004, we hired Latin Finance Advisory & Research S.A. and Ágora Senior Corretora de Títulos e Valores Mobiliários S.A., to act, respectively, as market advisor and market maker of the Units at the BOVESPA to increase the liquidity of our Units in the Brazilian market.

On August 30, 2004, we consummated the reverse stock split of our and Unibanco Holdings’ respective common and preferred shares, including shares included in the Units, at the ratio of 100 shares to one share. We believe that the reverse stock split will provide more efficiency in our relationship with our shareholders, reduce operational costs and increase our stock liquidity.

Our Units are listed and traded on the BOVESPA under the symbol “UBBR11” and are also listed and traded on the NYSE, in the form of GDSs, under the symbol “UBB”. Each GDS is equivalent to five Units. Our common shares and preferred share and the preferred shares of Unibanco Holdings are listed and traded on the BOVESPA. Our common shares are listed under the symbol “UBBR3”, our preferred shares are listed under the symbol “UBBR4” and the preferred shares of Unibanco Holdings are listed under the symbol “UBHD6”.

9.C. MARKETS

The table below sets forth, for the indicated period, the high and low closing prices of the GDSs, on the NYSE, in U.S. dollars, and the Units on the BOVESPA, in reais, as adjusted to reflect the reverse stock split, as well as the payment of dividends or interest on own capital in subsequent periods:

	NYSE		BOVESPA

	US$ per GDS		R$ per Unit (1)

	High	Low	High	Low

Year ended December 31,
1999	29.96	8.72	9.42	2.18
2000	32.57	20.82	10.39	6.24
2001	31.03	12.72	10.74	6.11
2002	26.06	5.99	10.96	4.43
2003	24.46	9.50	13.88	6.79
Year ended December 31, 2003:
First quarter	14.57	9.50	9.63	6.79
Second quarter	17.84	14.23	10.38	8.71
Third quarter	19.50	15.09	11.18	8.54
Fourth quarter	24.46	20.00	13.88	11.16
Year ended December 31, 2004:
First quarter	26.10	22.13	14.52	12.67
Second quarter	25.68	17.00	14.44	10.34
Third quarter	24.23	20.10	14.00	12.10
Fourth quarter	31.73	24.23	17.40	14.10
Year ending December 31, 2005:
January 2005	31.95	28.39	17.05	15.45
February 2005	38.10	31.67	19.89	16.60
March 2005	38.99	32.34	20.82	19.50
April 2005	35.98	32.65	18.50	16.50
May 2005	36.41	33.80	18.00	16.60
As of June 23, 2005	37.40	35.63	18.19	17.15

(1)	The Unit prices before August 30, 2004 were adjusted to reflect the reverse stock split.

ITEM 10. ADDITIONAL INFORMATION

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Summary of the By-laws of Unibanco - União de Bancos Brasileiros S.A. and of Unibanco Holdings S.A.

We are a financial institution incorporated under the laws of the Federative Republic of Brazil, duly authorized to conduct business by the Central Bank of Brazil. Our Corporate Taxpayers Enrollment Number (CNPJ) is 33.700.394/0001-40 and our Board of Trade of the State of São Paulo Enrollment Number (NIRE) is 35.300.102.771.

Unibanco Holdings is a company incorporated under the laws of the Federative Republic of Brazil. Its Corporate Taxpayers Enrollment Number (CNPJ) is 00.022.034/0001-87 and its Board of Trade of the State of São Paulo Enrollment Number (NIRE) is 35.300.140.443.

The information below refers to our and Unibanco Holdings’ by-laws, both dated April 8, 2005. Our by-laws are currently subject to the Central Bank’s approval.

Objectives and Purposes

Unibanco

Our corporate objective and purpose, as described in article 2 of our by-laws, are to perform those operations and services which are permitted to be performed by financial institutions according to Brazilian Law. This includes conducting foreign exchange activities. We may also participate in the share capital of other companies, pursuant to the applicable legal and statutory provisions, but we may not (i) acquire real estate not intended for our own use, with the exception of certain cases permitted by law, or (ii) issue debentures or partes beneficiárias.

Unibanco Holdings

Unibanco Holdings’ objective and purpose, as described in article 2 of its by-laws, are to participate in the share capital of other companies. Unibanco Holdings exclusively holds equity interest in Unibanco. It does not currently intend to conduct any activity other than holding Unibanco’s common shares and preferred shares, on a permanent basis.

Directors and Officers

Unibanco

We are managed by two bodies: (i) a Board of Directors, and (ii) a Board of Officers.

Board of Directors

Our Board of Directors may be made up of between four and eight directors. Directors are elected by our shareholders at the annual shareholders meeting, for a one year term of office. Pursuant to the Brazilian Corporation Law and our by-laws, only shareholders of a company are entitled to serve as directors of the company. Neither the Brazilian Corporation Law nor our by-laws specify a minimum number or class of shares that a director must own.

Our Board of Directors ordinarily meets once each quarter and additionally meets whenever corporate interests so require. The decisions of our Board of Directors are taken by a majority of votes with the attendance of at least half of our directors. In the event of a tie, the Chairman (or the Vice Chairman if the Chairman is not present at the relevant meeting), in addition to his own vote, is entitled to cast the tie breaking vote.

Article 15 of our by-laws specifies that the age limit for serving on our Board of Directors is 65 year old. Such limit may be extended at the Board of Directors’ discretion.

Article 16 of our by-laws lists the exclusive powers of our Board of Directors. Pursuant to this provision, the Board has power, among other subjects, to:

  elect the Officers of the company;
  determine the remuneration of each member of our Board of Directors, our Audit Committee and our Board of Officers, subject to the aggregate maximum amount approved by shareholders at the annual shareholders meeting;
  determine the performance bonus of each member of our Board of Directors and our Board of Officers;
  establish general guidance regarding the conduct of our business, politics and main directions; and
  decide on increases and decreases of our equity investments in other companies.

Board of Officers

Our Board of Officers may be composed of up to 150 members, including:

  one Chief Executive Officer;
  up to 10 Executive Vice-Presidents and Vice-Presidents; and
  up to 139 Executive Officers, Officers and Deputy Officers.

The Board of Officers is made up of between three and five officers: one Chief Executive Officer and from two up to four Officers. All members of the Board of Officers are elected by our Directors at the Board of Directors Meeting for a one year term of office. The Board of Executive Officers is responsible for the management and supervision of our corporate activities and the Board of Officers has the power to act on our behalf in accordance with our by-laws.

Article 20 of our by-laws specifies that the age limit for holding a position on our Board of Officers is 60 years old. Such limit may be extended at the Board of Directors’ discretion. In addition, pursuant to the Brazilian Corporation Law and our by-laws, all officers must reside in Brazil.

Unibanco Holdings

Unibanco Holdings is also managed by two bodies: (i) a Board of Directors, and (ii) a Board of Officers.

Board of Directors

The Board of Directors may be made up of between five and eleven directors. Directors are elected by the shareholders at the annual shareholders meeting for a one year term of office. Pursuant to the Brazilian Corporation Law and the by-laws of Unibanco Holdings, only shareholders of a company are entitled to serve as a director. Neither the Brazilian Corporation Law nor Unibanco Holdings’ by-laws specify a minimum number or class of shares that a director must own.

Unibanco Holdings’ by-laws do not specify an age limit for serving on the Board of Directors.

Article 16 of Unibanco Holdings’ by-laws lists the exclusive powers of its Board of Directors. Pursuant to this provision, the Board has power , among other subjects, to:

  elect the Officers of the company;
  determine the remuneration of each member of the Board of Directors and the Board of Officers, subject to the maximum aggregate amount approved by shareholders at the annual shareholders meeting;
  establish general guidance regarding the conduct of Unibanco Holding's business, politics and main directions to; and
  decide on increases and decreases of equity investments in other companies.

The Board of Directors ordinarily meets twice a year and additionally meets whenever corporate interests so require. The decisions of the Board of Directors are taken by a majority of votes with the attendance of at least half of the directors. In the event of a tie, the Chairman (or the Vice Chairman if the Chairman is not present at the relevant meeting), in addition to his own vote, is entitled to cast the tie breaking vote.

Board of Officers

The Board of Officers is made up of between three and five officers: one Chief Executive Officer and from two up to four Officers. All members are elected by the Board of Directors, for a one year term. Unibanco Holdings’ by-laws do not specify an age limit for holding a position on the Board of Officers. In addition, pursuant to the Brazilian Corporation Law and Unibanco Holdings’ by-laws, all officers must reside in Brazil.

The Board of Officers is responsible for the management and supervision of Unibanco Holdings’ corporate activities and has the power to act on behalf of Unibanco Holdings in accordance with its by-laws.

Certain Provisions of Brazilian Law

Under Brazilian law, the controlling shareholders, directors and officers may not take or receive loans or advances from financial institutions in which they are shareholders, directors and/or officers. In addition, financial institutions may not grant loans or advances to their affiliates, controlling shareholders, officers, directors and their respective relatives nor to companies in which these persons hold more than 10% of the share capital or hold a managing position.

Directors and officers may not take part in any corporate transaction or deliberate with respect to any corporate transaction in which they have a conflict of interest with the company of which they are a director or officer. Any director or officer who believes he may have a conflict must inform the company’s other officers and/or directors, as the case may be, of the nature and extent of his interest in the transaction.

Audit Committee

See "Item 6.C. Board Practices" for information regarding our Audit Committee.

Description of Capital Stock

General

Unibanco

At the April 30, 2004 Extraordinary Shareholders Meeting, our shareholders approved the reverse stock split of our common and preferred shares, including our Units, in the ratio of 100 shares to 1 share. This reverse stock split was implemented on August 30, 2004.

As of April 30, 2005, our fully subscribed and paid capital stock is equal to R$5,000,000,000, represented by 1,408,858,332 registered shares with no par value. Of these:

  755,658,168 are common shares, and
  653,200,164 are preferred shares.

Unibanco Holdings

At the April 30, 2004 Extraordinary Shareholders Meeting, the shareholders of Unibanco Holdings approved the reverse stock split of its common and preferred shares, including our Units, in the ratio of 100 shares to 1 . This reverse stock split was implemented on August 30, 2004.

As of April 30, 2005, Unibanco Holdings’ fully subscribed and paid in capital stock was equal to R$1,863,449,958.72, represented by 843,304,762 registered shares with no par value, as follows:

  315,145,875 common shares; and
  528,158,887 preferred shares.

Payment for subscribed shares

Pursuant to the Brazilian Corporation Law, the liability of the shareholders of corporations (sociedades anônimas) is limited to the price paid for the subscribed shares. The law further states that each shareholder must pay for its shares in accordance with the terms and conditions of the respective company’s by-laws or the subscription bulletin, as the case may be. If the by-laws or the subscription bulletin do not state the amounts and terms of payment, the management bodies must inform the shareholders of their duty to make the appropriate payments in the manner set forth in the law.

If a shareholder does not make the appropriate payments for the subscribed shares, the company may, at its discretion, seek the payment through court proceedings or by selling the shareholder’s shares on the stock exchange.

Unibanco common shares

Each common share entitles the holder to one vote at shareholders meetings and to receive the mandatory dividend, as provided by article 202 of Brazilian Corporation Law. In addition, common shareholders are entitled to participate, on the same basis as our preferred shareholders, in capital increases resulting from reserves and profits.

Unibanco preferred shares

Our preferred shares are not convertible into common shares and, except in certain circumstances, do not entitle the holder to voting rights. Our preferred shares entitle the holder to the following additional rights:

  participation in the net profits of each fiscal year, in an amount at least 10% higher than the dividend assigned to each common share;
  priority in the return of capital, without a premium, in case of our liquidation, based on the portion of the capital stock represented by these shares; and
  participation, on an equal basis with holders of our common shares, in capital increases resulting from the capitalization of reserves and profits.

Unibanco Holdings' common shares

Each common share of Unibanco Holdings entitles the holder to one vote at shareholders meetings and to receive, together with the holders of Unibanco Holdings’ preferred shares, dividends equivalent to 100% of Unibanco Holdings’ net profit. In addition, common shareholders are entitled to participate, on the same basis as the holders of preferred shares , in capital increases resulting from the capitalization of reserves and profits.

Unibanco Holdings' preferred shares

The preferred shares of Unibanco Holdings do not entitle the holders to voting rights, except in certain circumstances. Unibanco Holdings’ preferred shares entitle the holder to the following additional rights:

  priority in the distribution of a minimum semiannual dividend equal to the greater of (i) R$0.15 per ten shares (adjusted for any applicable stock split or reverse stock split); or (ii) 1.5% of the net equity per share, resulting in a priority annual dividend of 3% of each share's net equity;
  participation on the same basis as the common shares in the distribution of dividends, after the common shares' rights to receive the dividend described above;
  priority in the return of capital, in the case of liquidation of Unibanco Holdings, based on the portion of the capital stock represented by this class of shares; and
  participation, on the same basis as the common shares in capital increases resulting from the capitalization of reserves and profits.

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

We provide each holder of Units with a statement related to his interest position (i) as requested, (ii) at the end of each month in which a transaction has taken place and (iii) once per year if no transactions have occurred. This statement contains the following information:

  the date and place of issuance;
  an indication that it is a report on Units 'Certificado Escritural de Depósito de Ações', the number and type of deposited shares,
  that the underlying shares, as well as dividends paid thereon and amounts corresponding to redemption or amortization thereof, will only be made available to the legitimate holder of the Units or to a legal representative duly indicated, in writing, by the legitimate holder; and
  the name and qualification of the holder, the deposit fee charged by us, if applicable, and the addresses of our shareholders' service facilities.

Rights of Unit Holders

Our by-laws and Unibanco Holdings’ by-laws each provide, among other things, that a holder of a Unit is a holder of one of our preferred shares and one of the preferred shares of Unibanco Holdings, entitled to all the rights inherent to such shares.

The following procedures are related to the exercise of the rights conferred by the shares underlying the Units:

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

Any transfer of ownership of our shares, the shares of Unibanco Holdings, the shares deposited with us for the issuance of Units, and the Units themselves can only be effected through book entries upon the presentment of a written order of the legitimate holder of the relevant securities or the presentment of a court order or authorization, which shall be kept in our files. Such entries attribute to the transferee the shares or Units acquired and withdraw from the transferor the shares or Units sold.

The Units’ underlying shares and the relevant dividends and redemption or amortization amounts may not be pledged, hypothecated or otherwise subject to any liens or other encumbrances which may jeopardize the delivery of dividends and redemption or amortization amounts to the holders of the Units.

Pledges or other liens to which Units are subject are recorded in the Units book-entry system and included in the relevant account statement.

If holders of Units wish to trade their Units on any Brazilian Stock Exchange, such holders and their broker agent must sign an Order of Transference of Shares Kept in Book Entry Form (Ordem de Transferência de Ações Escriturais), or OTA. After receiving the order, the broker agent must deposit the Units under the custody of the Brazilian Stock Exchange, which sends a Request of Transference of Shares kept in Book Entry Form (Pedido de Transferência de Ações Escriturais), or PTAE, to us after the negotiations. When such request is received, the Units are transferred to our custody and registered in the name of their new holder.

Limitations on Foreign Investors' Rights to Own Securities

Foreign investors seeking to invest in Brazilian securities are required to comply with various rules and regulations, which include rules requiring the registration of investors and their investments with the Central Bank, the Brazilian Securities and Exchange Commission, and the Brazilian Registry of Legal Entities. In addition, foreign investors who wish to invest in the voting shares of Brazilian financial institutions are required to obtain the prior authorization of the Brazilian government. For a more detailed discussion on these limitations on foreign investors’ rights to own securities, see “Item 10. Additional Information – Exchange Rates and Exchange Controls – Restrictions on Foreign Investments and Overseas Remittances” and “Item 4.B. Business Overview – Regulation and Supervision – Foreign Investments and the Federal Constitution – Foreign Investments in Brazilian Financial Institutions”.

Cancellation of Units

In accordance with our by-laws and Unibanco Holdings’ by-laws, a holder of a Unit may, at any time, cancel his Units and become a direct holder of the underlying shares. These shares are fully transferable.

However, the Units cannot be cancelled if (i) they are subject to pledges, encumbrances or any other liens, or (ii) our and Unibanco Holdings’ Board of Directors temporarily suspend the ability to cancel Units under limited circumstances indicated in the by-laws.

Shareholders meetings

Pursuant to our by-laws and Unibanco Holdings’ by-laws, annual shareholders meetings are held within four months following the end of each fiscal year. At the annual meeting, shareholders, among other things:

  analyze, discuss and approve our financial statements;
  deliberate on the use of our net profits accrued during the previous fiscal year, as well as the distribution of dividends; and
  elect the members of the Board of Directors and, as the case may be, the members of the Fiscal Committee.

Pursuant to our by-laws and Unibanco Holdings’ by-laws, Extraordinary Shareholder Meetings may be held whenever the corporate interests so require.

According to the Brazilian Corporation Law, the general shareholders meetings may be called by the Board of Directors. In addition, general shareholders meetings may also be called by:

  the Fiscal Committee, in circumstances specified by law;
  any shareholder, in the event officers do not call the meeting within 60 days of the required date;
  shareholders who represent at least 5% of the capital stock, if directors fail to call a meeting within 8 days of a convocation request; or

  shareholders who represent at least 5% of the voting capital stock or 5% of the shareholders with no right to vote, if Directors fail to call a meeting within eight days of the request to install the Fiscal Committee.

Our shareholders meetings, as well as those of Unibanco Holdings, are convoked by publishing, not less than fifteen calendar days prior to the scheduled meeting date and not less than three times, a notice in the Official Gazette (Diário Oficial do Estado de São Paulo) and in the Valor Econômico, both newspapers with circulation in the City of São Paulo. This notice must contain the agenda for the meeting and, in case of an amendment to the by-laws, an indication of the subject matter.

The meetings generally take place at our and Unibanco Holdings’ principal office, as the case may be. A shareholders meeting in which all the shareholders participate will be considered valid, notwithstanding failure to meet the legal requirements for the convocation.

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

Voting rights

Each of our common shares and the common shares of Unibanco Holdings entitles the holder to one vote at our respective shareholders meetings. Except as otherwise provided by law, resolutions of a general shareholders’ meeting are passed by majority of votes.

Under Brazilian Corporation Law, the holders of the preferred shares of Unibanco Holdings are entitled to vote in the event the Unibanco Holdings does not pay their minimum dividends for three consecutive fiscal years. In this event, the voting right of the preferred shares remains effective until such dividends are paid in full. Pursuant to Article 5 of our by-laws, holders of our preferred shares are not entitled to such right.

The majority of holders of our preferred shares and the preferred shares of Unibanco Holdings, voting separately as a class, in a special meeting, have the right to approve proposals of the majority of the voting shareholders that would:

  change the rights and privileges of the preferred shares; and
  create a new class of preferred shares with superior rights.

Under Brazilian Corporation Law, non-controlling holders of our preferred shares and the preferred shares of Unibanco Holdings representing at least 10% of the capital stock have the right to elect or dismiss one member of the Board of Directors, at a separate meeting, in which the controlling shareholder cannot participate and vote; provided that those shareholders hold the minimum percentage described above for at least three months immediately before the relevant shareholders’ meeting. Similarly, non-controlling holders of our common stock and the common stock of Unibanco Holdings which represent at least 15% of our respective voting capital stock have the right to elect or dismiss one member of the respective Board of Directors, subject to the same terms and restrictions applied to the non-controlling holders of our and Unibanco Holdings’ preferred shares.

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

Brazilian Corporation Law allows the Board of Directors of publicly-held companies with authorized capital to exclude or shorten the preemptive right 30-day period in the following cases:

  offerings of shares through the Stock Exchanges or through public offerings; or

  exchange offers in takeover bids.

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

Change of Control Provisions

Under Brazilian Corporation Law, the sale of control of a publicly-held company can only be effected if the purchaser makes a public offer to purchase the voting shares of the remaining shareholders at a price equal to at least 80% of the price paid for the controlling block of shares.

Right of withdrawal and redemption

Our by-laws and the by-laws of Unibanco Holdings do not set forth any redemption provision; however, unless the by-laws state otherwise, the redemption of shares may only be effected if, in a shareholders meeting convoked specifically to deliberate upon such matter, it is approved by shareholders representing at least half of the relevant shares.

The Brazilian Corporation Law provides that, under certain circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to his or her equity interest.

Capital increases

Our Board of Directors may increase our corporate capital by 951,955,267 shares, up to a maximum authorized amount of 2,360,813,599. This capital increase may be effected without amending our by-laws or obtaining shareholder approval, subject to the applicable limitations under Brazilian Corporation Law. As a financial institution, the number of our non-voting shares may not be higher than 50% of the total shares representing our capital stock. The authorized capital stock may only be changed by our shareholders at a shareholders’ meeting, through an amendment to our by-laws.

The Board of Directors of Unibanco Holdings may increase its corporate capital by 1,800,000,000 shares, up to a maximum authorized amount of 600,000,000 common shares and 1,200,000,000 preferred shares. This capital increase may be effected without amending Unibanco Holdings’ by-laws or obtaining shareholder approval, and without maintaining the existing proportion among the classes of shares, subject to applicable limitations under Brazilian Corporation Law. No more than two-thirds of the capital stock may be represented by non-voting shares.

Acquisition of our own shares

We and Unibanco Holdings may acquire our own shares in order to cancel them or to keep them in our treasury, subject to authorization by our Board of Directors and certain limitations and conditions established by the CVM and by the Brazilian Corporation Law. Among other limitations, we may only repurchase shares with available profits and reserves as reflected in our most recent balance sheet and we may only hold 10% of each class of outstanding shares in treasury.

Approval by the Central Bank

The Central Bank must approve certain amendments to our by-laws, including those related to changes on our corporate purposes and capital increases.

Stock options to officers and employees

Within the limits of our authorized capital stock, and in accordance with a plan approved at a shareholders meeting, we and Unibanco Holdings may grant options to purchase our shares to our respective officers, employees and the officers and employees of our subsidiaries. See “Item 6.B. Compensation – Unibanco – Directors and Officers Stock Option Plan” for a more detailed description of our stock option plan.

Dividend policy

Our by-laws contain the following provisions with respect to dividends for each fiscal year:

  the distributable amount for each fiscal year is equal to our net profit less the legal, contingency, statutory and unrealized income reserves;
  our mandatory dividend is equal to 35% of the distributable amount, to the extent profits are available for distribution;
  for each preferred share we must pay 110% of the dividend paid with respect to each common share;
  before the annual shareholders meeting, our Board of Directors may determine the payment of interim dividends out of earnings based on (i) semiannual balance sheets or earning reserves; or (ii) balance sheets issued on shorter periods, in which case the distribution of dividends shall not exceed the amount of capital reserves. These interim payments may be off set against the annual mandatory dividend.

Unibanco Holdings’ by-laws contain the following provisions with respect to dividends for each fiscal year:

  the company shall distribute as dividends the entirety of profits accrued in the previous fiscal year which remains after the creation of the legal reserve and/or unrealized income reserves, as applicable;
  preferred shares receive a semiannual minimum dividend equal to the greater of (i) R$0.15 per 1,000 shares or (ii) 1.5% of the net equity of each share resulting in a priority annual dividend of 3% of each share's net equity;
  before the annual shareholders meeting, the Board of Directors may determine the payment of interim dividends out of earnings based on (i) semiannual balance sheets or earning reserves; or (ii) balance sheets issued on shorter periods, in which case the distribution of dividends shall not exceed the amount of capital reserves. These interim payments may be off set against the annual mandatory dividend.

At their respective meetings held on April 8, 2005, our and Unibanco Holdings’ Board of Directors determined that the Board of Directors shall hold meetings on a quarterly basis during 2005. In addition to other matters, the agendas for such meetings shall address the payment and method of payment of earnings to our stockholders, which, for Brazilian law purposes, is intended to be construed as “interest on capital stock”.

All payments of earnings to our stockholders shall occur within 60 days following the date of their approval at the relevant Board meeting. The value of the payments shall be considered as part of mandatory dividends corresponding to the relevant fiscal year. However, our and Unibanco Holdings’ Board of Directors may, at their sole discretion, based on reasonable cause (i) modify the conditions precedent to the payment of the earnings to our stockholders, such as, but not limited to, value, form and dates of payment, or (ii) determine not to make such payments in certain quarters.

Our and Unibanco Holdings’ Board of Directors may decide to pay interest on capital stock to the shareholders in addition to the Quarterly Payments. The conditions to such additional payments shall be established at the time of the board decision.

The dividends authorized by our and Unibanco Holdings’ shareholders or by our and Unibanco Holdings’ Board of Directors shall be paid within 60 (sixty) days of the date they were declared and, in any event, within the fiscal year in which they have been declared.

The legal right of action to claim dividends terminate within three years from the date the dividends were offered to the shareholder, after which we and Unibanco Holdings will be entitled to retain the unclaimed dividend

Pursuant to Brazilian Corporation Law, we and Unibanco Holdings may suspend the mandatory distribution of dividends if the Board of Directors determines that payments of the mandatory distribution of dividend would be inadvisable in view of our financial condition. The shareholders must ratify such determination at the annual shareholders meeting. Such determination must be reported to the CVM within five days as of the relevant shareholders meeting. Under Brazilian Corporation Law, a mandatory distribution that is suspended and not offset against losses in future years must be paid as soon as our financial condition so permits. The same is applicable to Unibanco Holdings.

We and Unibanco Holdings intend to continue to distribute dividends at an annual rate equal to the mandatory dividend.

Interest on capital stock

According to our by-laws and the by-laws of Unibanco Holdings, any interest distributed to shareholders, up to the limit of the long term interest rate (Taxa de Juros de Longo Prazo), shall be taken into account for the purpose of calculating the amount of the mandatory distribution of dividend, as provided for in paragraph 7 of Article 9 of Law 9249 of December 26, 1995.

The payment of interest on capital stock is subject to withholding income tax at the rate of 15%.

Disclosure of Ownership Interest

Acquisition by the controlling shareholder

According to CVM regulations, in the event that (i) a controlling shareholder, (ii) a shareholder that is entitled to elect members of the board of directors or of the fiscal committee or (iii) an individual, or a group of individuals, acting together or representing only one interest, achieve a direct or indirect participation of 5% or more of a series or class of shares of a company’s capital stock, the shareholder must give notice of the increase to CVM, the Stock Exchanges and to the over-the-counter market in which the company has its securities negotiated. Such notice must contain the following information:

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

Such obligation also applies when any individual mentioned above increases or decreases their participation by 5% or more of a specie or class of share of the company’s capital stock.

For the purpose of these regulations, the potential increase of the controlling shareholders equity participation (through option, convertible debenture, etc.) must be taken into account.

10.C. MATERIAL CONTRACTS

We and Unibanco Holdings have not entered into any material contracts outside of our ordinary course of business during the two years preceding this filing.

10.D. EXCHANGE RATES AND EXCHANGE CONTROLS

Only institutions authorized by the Central Bank to operate in the foreign exchange markets may purchase or sell foreign currency in Brazil.

The Central Bank has recently approved the unification of the commercial rate exchange market and the floating rate exchange market, the two foreign exchange markets in Brazil. In this united foreign exchange market, rates are freely negotiated but may be strongly influenced by Central Bank intervention. During 1999 and 2000 the real experienced high volatility and suffered a sharp decline against the U.S. dollar. Although the real regained some value against the U.S. dollar in the fourth quarter of 2001, the value of the real suffered a further decline in 2002. The real recovered to some extent in 2003, due to an improvement in the valuation of Brazilian country risk. The real declined against the U.S. dollar in 2004 as a result of the changing outlook concerning the reversal of the expansionist path of U.S. monetary policy and the reluctance by members of the international financial market to face risks in emerging markets. The real appreciated again from the end of 2004 through the beginning of 2005 as a result of the decline in value of the U.S. dollar against other currencies worldwide.

The following table sets forth information on the Central Bank’s Commercial Exchange Rate for U.S. dollars (PTAX sale rate) for the periods and dates indicated.

Low, High, Average and Period-End, from 1995 to 2005.

The Commercial Rate for U.S. dollars
Reais per US$1.00

Period	Low	High	Average (1)	Period-End

1995	0.8340	0.9726	0.9177	0.9725
1996	0.9725	1.0407	1.0049	1.0394
1997	1.0395	1.1164	1.0808	1.1164
1998	1.1165	1.2087	1.1611	1.2087
1999	1.2078	2.1647	1.8513	1.7890
2000	1.7234	1.9847	1.8348	1.9554
2001	1.9370	2.8007	2.3508	2.3204
2002	2.2650	3.9505	2.9316	3.5329
2003	2.8219	3.6623	3.0723	2.8879
2004 (1Q)	2.8022	2.9878	2.9254	2.9216
2004 (2Q)	2.8743	3.2051	3.0604	3.1075
2004 (3Q)	2.8586	3.0747	2.9397	2.8586
2004 (4Q)	2.6544	2.8847	2.7779	2.6544
2004	2.6544	3.2051	2.9217	2.6544
2005 (2)	2.3703	2.7621	2.5812	2.3932

(1)	Represents the average of the month-end exchange rates during the relevant period.
(2)	Through June 23, 2005.

The Central Bank may impose temporary restrictions on remittances of foreign capital abroad whenever there exists, or the Central Bank foresees, a significant imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, to preserve Brazil’s foreign currency reserves, the Brazilian government froze all remittances of dividends and invested capital that were owed to foreign equity investors and held by the Central Bank. The Central Bank subsequently released these amounts in accordance with Brazilian government directives. Currently, there are no restrictions for the remittances of foreign capital abroad in force, but the Brazilian government may take similar measures in the future.

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

GDS holders may cancel their GDSs and exchange them for Units. When holders of GDSs exchange GDSs for the underlying Units, they are entitled to:

  sell the Units on the BOVESPA and remit the proceeds abroad within five business days;
  freely convert the investment in the Units to foreign direct investment in Brazil provided that the investor registers with the CVM and the Central Bank. Registration with the Central Bank must be done within 30 days from the date they withdraw the Units from the Depositary Receipt program, establishing a representative of its investments in Brazil.

Any individual, corporation or partnership resident or domiciled abroad may register with the CVM and the Central Bank as a foreign investor. Such foreign investor is then allowed to invest in any type of investment available to Brazilian citizens in the financial and securities markets.

Holders who do not comply with the registration rules described above may still register their investment, but the registration process will be subject to detailed procedures established by the Central Bank and may take longer than five business days. Holders who do not comply with these rules may also be subject to certain monetary penalties.

In addition, a foreign entity, corporation or partnership which invests in the Brazilian financial and securities markets (except for investments in depositary certificates issued abroad, such as the GDS) must apply with the CVM for registration with the Brazilian Registry of Legal Entities, or CNPJ. The CNPJ registration is maintained by the Brazilian federal tax authorities and a tax number is granted in connection therewith. In such particular cases, the right to (i) convert into foreign currency the payment of dividends and earnings resulting from the sale of shares and securities, and (ii) remit such amounts from Brazil, is subject to registrations both with the Central Bank and the CNPJ.

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

10.E. TAXATION

Taxation of GDSs and Units in Brazil

We describe below the main Brazilian tax consequences relating to the acquisition, ownership and disposition of GDSs or Units. We have considered the tax laws and regulations in effect in Brazil on the date of this annual report, which are subject to change. We have also considered that there is no income tax treaty between Brazil and the United States.

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

Taxation of Interest Distribution

When we or Unibanco Holdings pay accrued interest on our or Unibanco Holdings Net Equity, holders of GDS will be subject to withholding income tax, according to Brazilian law, at the rate of 15% on such payment.

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

As a holder of GDSs, you may cancel your GDSs and exchange them for Units. However, as a non-Brazilian holder of Units:

  you should register your investment in Brazil with the Central Bank of Brazil within a specified time, in which case the foreign currency amount of your investment registered with the Central Bank will be determined based on the market value of the Units on the date you withdrew them from the program; and
  you should register your investment in Brazil with the Brazilian Securities Exchange Commission, or CVM.

If you register your investments in Units with the Central Bank and with the CVM as specified above:

  an eventual increase in value of the Units from the date you acquired them abroad to the date you withdrew them from the Depositary Receipt program will be exempt from taxation;
  you are exempt from the payment of tax on gains realized on the sale of Units. However, this current preferential treatment may be changed at any time and it is not applicable for tax haven residents.

If you do not register your investments in Units:

  with the Central Bank within the specified time, the difference, in reais, between the value of the Units on the date of registration of the Units with the Central Bank for the Depositary Receipt program and the value of acquisition of the GDSs converted into reais will be considered a gain subject to Brazilian income tax at a rate of 15% (before January 1, 2005, the income tax rate assessed to the taxable gain mentioned in this paragraph was 20%);
  with the Central Bank at all, you will not be able to enter into foreign exchange transactions to transfer outside Brazil the proceeds of your investment (see "Item 10.D. Exchange Rates and Exchange Control");
  with the CVM, but you register it with the Central Bank as direct investment and you sell your Units in Brazil realizing a gain on the sale, you will pay tax on the gains at a rate of 15% (before January 1, 2005, the income tax rate assessed to the taxable gain mentioned in this paragraph was 20%). The taxable gain is the difference between the amount in reais realized on the sale of the Units and the amount registered with the Central Bank converted into reais on the date of the registration;

Taxation of Tax Haven Residents

If you cancel your GDSs and exchange them for Units and if you are resident of a tax haven as defined by Brazilian law, the same tax treatment applicable to Brazilian residents will apply to you, independently of registration with the Central Bank or the SEC, with the exemption that you will be subject to a 25% tax rate on the payments of interest on ours or Unibanco Holdings Net Equity.

In accordance with the Brazilian law, tax haven is defined as a country or location that does not impose income tax or where the income tax rate is lower than 20% or where the laws of that country or location impose restrictions on the disclosure of shareholding composition or the ownership of the investment, or tax haven residents.

CPMF

The CPMF may be applicable to the ownership, acquisition or disposition of Units. If you sell Units in Brazil, you will receive proceeds in reais and will be required to enter into a foreign currency exchange transaction to remit the proceeds abroad. The CPMF may be levied on the reais amount of the transaction at a maximum rate of 0.38% . Currently, the acquisitions or sale of Units on a Brazilian stock exchange are exempt from the CPMF.

The CPMF is also withheld, at the rates specified above, on the payment of dividends or interest by Unibanco Holdings to holders of GDSs under our Depositary Receipt program.

Other Brazilian Taxes

There are no other Brazilian taxes applicable to the ownership, acquisition or disposition of GDSs or Units by a non-Brazilian holder.

10.H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and to the Brazilian rules and regulations applicable to Brazilian public companies and in accordance with these requirements, we file reports and other information with the SEC and with the CVM. These materials, including this annual report and the exhibits hereto, may be read or copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the CVM at Rua 7 de setembro, 111 Rio de Janeiro, RJ 20159-900. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room or the CVM at 0800-24-1616. The SEC and the CVM also maintain web sites at http://www.sec.gov or http://www.cvm.gov.br that provide online access to reports, proxy statements and other information regarding registrants that file electronically with the SEC and with the CVM, respectively.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

Risk management is an independent unit responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. Through the development and use of tools based on the best practices adopted in the market, we seek to optimize our risk-return relation, as well as to assure the continuous improvement of risk management in all organizational levels. Risk Management at Unibanco is based on tools and parameters associated with risk/return optimization, taking into account, among others, risk diversification and maximum exposure limits.

Credit

Credit risk is related to the ability of a borrower to meet its financial obligations and is associated with exposures that are more likely to be held to maturity, such as corporate and retail loans. Our credit policy is designed to manage risk while maintaining the flexibility required by market conditions and customer needs. We limit our credit risk exposure by avoiding concentration on single clients or particular sectors. Our credit policy establishes various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers’ prior credit history, approval levels range from the branch general manager or account manager to the Retail or Wholesale credit committees, which are composed of members of senior management. Our centralized credit decision making process is based on strict credit limits, set by the Wholesale and Retail committees. We pre-approve credit limits to our customers based on their creditworthiness and size. We believe these limits and pre-approved credit lines, as well as a rigid hierarchical approval structure and committees, assure a robust credit risk management process.

Wholesale

Our Wholesale business encompasses economic groups with annual sales in excess of R$150 million. The risk evaluations are carried out on an individual and periodic basis, by means of a proprietary risk rating system with 14 levels of risk (from AA1 to H). The system comprises quantitative and qualitative elements, such as the company’s economic and financial status, management capacity, financial background, relationship with us and the conditions of the market in which it operates, among others. Credit lines for corporate customers are reviewed every 60 to 360 days, depending on the borrower's rating and the economic environment. The rating system is structured as follows:

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

We review credit lines for corporate clients every 60 to 360 days, depending on the borrower’s rating and the external credit environment. For companies ranked B and C, we generally conduct a credit review every 90 days. With companies ranked A, we generally conduct a credit review every 180 days and with those ranked AA, every 360 days. As of December 31, 2004, approximately 90.1% of our wholesale loan portfolio ranked between AA and C.

Retail

Credit management in our Retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. Our Retail business includes individuals, as well as firms with annual sales of up to R$150 million. Exposures to individuals and companies with sales of up to R$5 million are managed through proprietary statistical credit scoring and behavior scoring tools, in line with the portfolio’s high volume of customers. Companies with annual sales in excess of R$5 million, in turn, are evaluated through a risk rating system, similar to the one used in the Wholesale business.

Operational Risks

Operational risks are related to an institution’s losses, due to its systems, services, products, processes and operations which may be adversely affected by human error, damaged support infrastructure, fault modeling, business environment changes or other adverse market conditions.

To achieve the maximum risk-return relation, as well as to meet the requirements of international market practices and the internal regulations of the Brazilian financial market, we have an internal and independent control structure. We aim to stimulate and maintain an internal culture focused on integrated risk management. We believe that operational risk management is a fundamental tool to the decision process and to competitive differentiation.

One of our work tools is the Internal Control System, which is available on the corporate portal and is accessed by all of the group’s areas. This self-assessment process includes periodic evaluations whereby managers describe the main activities in their areas, identify the potential risks, implement control points and analyze the efficiency of such controls.

The data collected, through the Internal Control System, enables us to track and evaluate the performance of different groups, by identifying the areas with greater potential risk. This structure is the basis for the identification of risk indicators and allows us to create a structured data base for qualifying and quantifying our level of exposure to operational risks. This process promotes the integration of our managers, establishes an internal culture, creates commitment and enables the correct evaluation and analysis of capital allocation needs.

Management of Systems Risk

As banking operations diversify and the volume of transactions involving computers and telecommunication networks increases, the importance of information technology and the potential impact of system failures or a breach of security has grown. Accordingly, we have devoted substantial resources to ensure the reliability, stability and security of our computer and related systems. Our main computer facility is located in São Paulo, where we maintain a backup system to provide automatic coverage in the case of system failures. We also store backup files recording all banking operations and conduct periodic testing to check all the procedure and identify points of attention.

Insurance Underwriting

Since the establishment of our joint venture with AIG, underwriters from both companies have participated in a combined underwriting process. For example, UASEG uses information from our insurance applications to evaluate life insurance proposals. For certain life insurance applicants, a medical examination is required to better analyze the risk. Property and casualty insurance underwriters and engineers assess and evaluate risks prior to quotations for property and casualty coverages. The evaluations of underwriters and engineers are reviewed and underwritten at the head office of UASEG. We draw on our specialized knowledge of industry segments and catastrophe control, so that our underwriting decisions can take into consideration relevant account data and industry factors.

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

We limit our market risk exposure by managing our currencies, maturities, and interest rates mismatches. Securities, derivatives, loans and funding are analyzed on both a detailed and consolidated basis. Derivatives play an important role in managing asset and liability mismatches.

Exposure limits for our treasury unit are established considering market volatilities, scenario forecasts, opportunities for profit and the funding needs of the commercial bank. Trading and positioning activities are conducted within clear limits suggested by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

Our financial committee, which consists of representatives from senior management, meets monthly. This committee establishes the position limits for our treasury unit, taking into account market volatilities, liquidity, institutional needs, and potential risks. Extraordinary meetings of the financial committee are held if unexpected changes in the macroeconomic environment arise that generate opportunities and/or risks.

Our risk committee, which consists of representatives of the board, business directors and risk management professionals, also meets every month. The committee’s main objective is to review policies related to treasury, brokerage, products and custody, among other things. Limit policies are also defined in this committee, including those for the trading desk. The risk and financial committees consult one another on proposals and agree on them.

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

Most of our swap portfolio, by notional value, has financial institutions as counterparts. Most of this portfolio is guaranteed by the Brazilian Mercantile & Future Exchange, or BM&F. We also trade with non-bank counterparties, most of that are customers of our commercial banking operations. Generally, these swaps have a time deposit as collateral.

Our securities portfolio consists mainly of Brazilian federal government bonds and notes, which are very liquid assets. No state or municipal position was carried during 2004. We also have a small Eurobond portfolio of low risk Brazilian issuers.

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

VaR

We employ the “value at risk,” or VaR, methodology for evaluating our risks. VaR is basically defined as the potential one-day loss in portfolio value from regular adverse market movements and is based on probability analysis. We consider a 99% confidence level, or 2.33 standard deviation, to calculate the VaR on a daily basis. Procedures such as back testing are used to ensure the model’s precision and consistency. The analysis captures all financial assets and liabilities, including derivative instruments. We also make use of stress testing evaluation, based on hypothetical macroeconomic scenarios, in order to prevent strong adverse impacts on the results.

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

Stress testing

Stress tests are also part of our risk policy. Scenarios for maintenance, quick worsening, huge worsening and enhancement of market conditions are conducted and revised monthly. In addition, whenever political or economic events that may affect the financial market are foreseen, new scenarios are generated and positions reevaluated in order to understand the impacts for the bank.

Non-trading activities

Both trading and non-trading activities are measured and controlled by the same tools and methodologies. Positions closed by us with clients and hedged in the market are evaluated by VaR and stress tools using the same data, the same projections and kept under rigorous monitoring.

Our primary market risk exposures as of December 31, 2004 and 2003 were related to interest rates (fixed, floating and indexed in U.S. dollars).

The following table sets forth the VaR calculated on our overall risk portfolio during 2002, 2003 and 2004.

2004	Average		Minimum		Maximum		As of December 31,

(in millions of R$)

Interest rate risk on domestic position:
Fixed	R$	9.0	R$	3.5	R$	22.7	R$	7.5
Floating - IGPM indexed		0.8		0.3		1.8		1.3
Floating - TR indexed		0.9		0.0		2.7		2.4
Floating - US$ indexed		1.9		0.2		7.2		0.8
Foreign exchange risk - US$		1.5		0.0		8.0		2.1
Stock market		0.1		0.0		0.9		0.0
Options		4.1		0.1		11.7		4.0
Interest rate risk on foreign position		8.4		4.6		16.0		6.8
Structured position:
Equity of foreign branches		9.6		3.9		26.9		6.4
Consolidated risk	R$	20.0	R$	10.2	R$	43.4	R$	15.2

2003	Average		Minimum		Maximum		As of December 31,

(in millions of R$)

Interest rate risk on domestic position:
Fixed	R$	3.9	R$	0.4	R$	8.2	R$	5.7
Floating - IGPM indexed		1.8		0.3		7.2		0.3
Floating - TR indexed		0.1		0.0		0.3		0.1
Floating - US$ indexed		3.5		0.3		13.3		3.2
Foreign exchange risk - US$		2.1		0.0		19.9		0.1
Stock market		2.9		0.0		3.8		0.0
Interest rate risk on foreign position		33.2		9.2		73.4		16.4
Structured position:
Equity of foreign branches		31.2		9.4		112.4		9.4
Consolidated risk	R$	37.8	R$	13.3	R$	96.0	R$	20.6

2002	Average		Minimum		Maximum		As of December 31,

(in millions of R$)

Interest rate risk on domestic position:
Fixed	R$	6.2	R$	2.0	R$	18.3	R$	2.9
Floating - IGPM indexed		2.5		0.1		8.7		7.3
Floating - TR indexed		0.6		0.2		1.1		0.3
Floating - US$ indexed		18.5		2.9		67.6		6.7
Foreign exchange risk - US$		12.4		0.01		89.5		5.7
Stock market		4.3		3.2		6.6		3.5
Interest rate risk on foreign position		126.5		32.5		199.9		90.1
Structured position:
Equity of foreign branches		53.9		12.9		110.9		80.0
Consolidated risk	R$	92.9	R$	21.9	R$	192.5	R$	96.6

We calculate VaR on each business day. The following table shows our VaR during 2003 and 2004, as measured by the percentage of business days during the year on which VaR fell within the specified real levels.

	% of business days on which VAR fell within specified levels
	2003	2004
(in millions of R$)
up to R$20	19.9%	48.8%
over R$20 to R$40	45.9	50.8
over R$40 to R$60	14.2	0.4
over R$60 to R$80	13.8	0.0
over R$80 to R$100	6.2	0.0
over R$100 to R$120	0.0	0.0
over R$120 to R$140	0.0	0.0
over R$140 to R$160	0.0	0.0
over R$160 to R$180	0.0	0.0
over R$180 to R$200	0.0	0.0
over R$200	0.0	0.0
	100.0%	100%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

During the fiscal year ended December 31, 2004, evaluations of the effectiveness of our and Unibanco Holdings’ disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were carried out under the supervision of our respective management, including the Chief Executive Officers and Chief Financial Officers. Based upon this evaluation, the Chief Executive Officers and Chief Financial Officers have concluded that our and Unibanco Holdings’ disclosure controls and procedures were adequate and effective as of the end of the period covered by this annual report.

Change in Internal Control over Financial Reporting

There have been no changes in our and Unibanco Holdings’ internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our or Unibanco Holdings’ internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

We are currently discussing with the Staff of the SEC whether any changes are necessary for our Audit Committee to comply with the requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder. See “Item 6.C. Board Practices”, for a discussion of our board and audit committee practices. Our board of directors has determined that we do not have an “audit committee financial expert” (as defined under the rules and regulations of the SEC) on the Audit Committee because, as defined, an audit committee financial expert for Unibanco must, among other things, be a financial expert in U.S. GAAP. One or more members of our Audit Committee are expert in Brazilian GAAP and we believe the skills, experience and education of our Audit Committee members qualifies them to carry out all of their duties as members of the Audit Committee , including oversight of the preparation of our U.S. GAAP financial statements. In addition, the Audit Committee has the ability to retain ind ependent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

The Board of Directors of Unibanco Holdings currently serves as its audit committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of its independent auditors for audit and non-audit services provided to it or to its subsidiaries. See “Item 6.C. Board Practices”, for a discussion of Unibanco Holdings’ board practices. Unibanco Holdings’ board of directors has determined that it does not have an audit committee financial expert on the board because, as defined, an audit committee financial expert for Unibanco Holdings must, among other things, be a financial expert in U.S. GAAP. One or more members of Unibanco Holdings’ board are expert in Brazilian GAAP and Unibanco Holdings believes the skills, experience and education of its board members qualifies them to carry out all of their duties as members of the board, including oversight of the preparation of Unibanco Holdings’ U.S. GAAP financial state ments. In addition, the board has the ability to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

ITEM 16.B. CODE OF ETHICS

We and Unibanco Holdings have adopted a Code of Ethics that applies to all employees, including directors, principal executive officers, principal financial officers, principal controllers, other officers, trainees and temporary staff within our Economic Group.

The full text of our Code of Ethics is published on our website, at the following address: http://ri.unibanco.com.br/ing/plm/met/index.asp. Copies of our Code of Ethics are also available, without charge, by writing to Avenida Eusébio Matoso, 891 – 15th Floor – São Paulo, SP – Brazil; Zip Code 05423-901; Attn. Mr. Fernando Della Torres Chagas. Amendments to, and waivers granted under, our Code of Ethics, if any, will be promptly disclosed on our website.

ITEM 16.C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

According to Brazilian law, financial institutions must replace their independent registered public accounting firm at least every five consecutive fiscal years and former accountants can be rehired only after three complete fiscal years have passed since their prior service.

In order to comply with these regulations, in 2001, we hired Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, as our independent auditor, who performed this function during the financial years of 2001, 2002 and 2003.

In 2004, we hired PricewaterhouseCoopers Auditores Independentes, or PwC, as our independent registered public accounting firm.

The following table presents fees for professional audit services rendered by Deloitte and by PwC for the audit of our annual financial statements for the years ended December 31, 2003, and December 31, 2004, respectively, and fees billed for other permitted services rendered by Deloitte and PwC during those periods.

	2003 (Deloitte)		2004 (PwC)

	(in thousands of reais)
Audit Fees (1)	4,794		3,647
Audit-Related Fees (2)	682		2,518
Tax Fees(3)	3		169
All Other Fees	-		-
Total	R$	5,479	R$	6,334
____________________________________
(1)	Audit services consisted principally of audit work performed on the consolidated financial statements, as well as work generally only the independent registered public accounting firm can reasonably be expected to provide, such as statutory audits.

(2)	Audit-related services consisted primarily of accounting consultations and audit in connection with comfort letters, reviews of internal controls, vehicles inventory relating to our Insurance business and due diligence process. In 2004, R$690,000 of our audit-related fees were for support in documenting our internal controls and planning tests in connection with our Sarbanes Oxley project (Section 404).

(3)	Tax services consist of services rendered for tax compliance.

Audit Committee's Pre-approval Policies

On April 30, 2004, we established an Audit Committee to comply with Central Bank requirements.

According to our by-laws, the Audit Committee appoints, subject to further approval by the Board of Directors of each subsidiary of Unibanco, when applicable, the auditing firm to be hired to render independent auditing services, as well as, if it deems necessary, its replacement.

On December 23, 2004, the Audit Committee approved a policy with respect to the engagement of independent registered public accounting firm to provide any audit or permitted non-audit services to us or our subsidiaries, which was ratified by our Board of Directors on February 1, 2005.

This policy establishes that the independent registered public accounting firm can not be hired to provide services that involve (i) the auditing of it’s own work, (ii) the exercise of any management functions and (iii) the promotion of the audited company's interests. The Audit Committee approved a list of prohibited services that can not be provided by our independent registered public accounting firm, because they may infringe these principles, such as the aid in corporate reorganizations and the reevaluation of assets.

This policy also provides for certain pre-approved services that management may engage the independent registered public accounting firm to perform without the Audit Committee's prior approval, provided that they meet certain limitations relating to the cost of these services in comparison to the global fee charged for the independent audit service.

The engagement of the independent registered public accounting firm to provide any services not addressed as outlined above is to be pre-approved either by our Board of Directors or by an independent director appointed by our Board.

Since the establishment of the Audit Committee on April 30, 2004, all audit-related services, tax services and other services provided by PwC have been approved by the Audit Committee.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2004, Unibanco and Unibanco Holdings did not make any purchase by or on behalf of themselves or any affiliated purchaser of shares or other units of any class of the issuer´s equity securities.

PART III

ITEM 17. FINANCIAL STATEMENTS
We and Unibanco Holdings have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS
Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19. FINANCIAL STATEMENTS & EXHIBITS

     (a) Financial Statements

     The audited consolidated financial statements of Unibanco Holdings S.A. and subsidiary, Unibanco-União de Bancos Brasileiros S.A. and subsidiaries together with the reports of Deloitte Touche Tohmatsu Auditores Independentes as of December 31, 2003 and for the years ended December 31, 2002 and 2003 and PricewaterhouseCoopers Auditores Independentes as of December 31, 2004 and for the year ended December 31, 2004, filed as part of this annual reports are as follows:

(b)	Exhibits

1.1	Articles of Association of Unibanco – União de Bancos Brasileiros S.A., as amended and consolidated on April 8, 2005 (English-language version)	E-1

1.2	Articles of Association of Unibanco Holdings S.A., as amended and consolidated on April 8, 2005 (English-language version)	E-17

2.(b)
Certain instruments with respect to long-term debt of us and our subsidiaries have not been filed as an exhibit to this annual report on Form 20-F because the total amount of debt authorized under any such instrument does not exceed 10% of the total assets of us and our subsidiaries on a consolidated basis. We agree to furnish a copy of each such instrument upon request of Securities and Exchange Commission.

6.1	Please refer to Note 2 (x) to our consolidated financial statements.

8.1	List of our Subsidiaries	E-28

12.1	Certifications of our Chief Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act	E-31

12.2	Certifications of Unibanco Holdings’ Chief Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act	E-33

13.1	Certifications pursuant to 18 United States Code §1350	E-35

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrants certify that they meet all of the requirements for filing on Form 20-F and have duly caused and authorized the undersigned to sign this annual report to be signed on their behalf.

UNIBANCO—UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Pedro Moreira Salles

Name:	Pedro Moreira Salles
Title:	Chief Executive Officer

By:	/s/ Geraldo Travaglia Filho

Name:	Geraldo Travaglia Filho
Title:	Vice President (principal financial officer)

UNIBANCO HOLDINGS S.A.

By:	/s/ Israel Vainboim

Name:	Israel Vainboim
Title:	Chief Executive Officer

By:	/s/ Geraldo Travaglia Filho

Name:	Geraldo Travaglia Filho
Title:	Officer (principal financial officer)

Dated: June 29, 2005.

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Stockholders
Unibanco Holdings S.A. and
Unibanco - União de Bancos Brasileiros S.A.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of both Unibanco Holdings S.A. and subsidiary (the "Company") and Unibanco - União de Bancos Brasileiros S.A. and subsidiaries (the "Bank") at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's and the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

São Paulo, June 16, 2005

PricewaterhouseCoopers
Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Unibanco Holdings S.A. and
Unibanco - União de Bancos Brasileiros S.A.

1.
We have audited the accompanying consolidated balance sheets of Unibanco Holdings S.A. (partially owned subsidiary of Moreira Salles Group) and subsidiary, (“the Holdings”) and Unibanco - União de Bancos Brasileiros S.A. and subsidiaries (“the Bank”) as of December 31, 2003 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Holdings' and the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3.
In our opinion the consolidated financial statements present fairly, in all material respects, the consolidated financial position of both the Holdings and the Bank as of December 31, 2003 and and the consolidated results of their operations and their cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
June 24, 2004
São Paulo, Brazil

Unibanco Holdings S.A. and Subsidiary
Consolidated Balance Sheets
(Expressed in millions of Brazilian reais)

	As of December 31,

	2003		2004

Assets
Cash and due from banks	R$	812	R$	1,575
Interest-bearing deposits in other banks		2,211		2,652
Federal funds sold and securities purchased under resale agreements		8,874		11,472

Cash and cash equivalents		11,897		15,699
Interest-bearing deposits in other banks		675		927
Federal funds sold and securities purchased under resale agreements		-		207
Central Bank compulsory deposits		4,116		4,808
Trading assets, at fair value		5,867		7,442
Securities available for sale, at fair value		3,024		2,595
Securities held to maturity, at amortized cost		5,775		4,838
Loans		26,039		31,377
Allowance for loan losses		(1,317)		(1,560)

Net loans		24,722		29,817
Investments in unconsolidated companies		616		536
Premises and equipment, net		1,456		1,404
Goodwill		1,067		1,224
Intangibles, net		181		406
Other assets		6,674		7,980

Total Assets	R$	66,070	R$	77,883

Liabilities
Deposits from customers:
Demand deposits – non interest bearing	R$	2,714	R$	3,209
Time deposits		16,536		24,060
Savings deposits		6,163		6,346
Deposits from banks		276		119

Total deposits		25,689		33,734
Federal funds purchased and securities sold under repurchase agreements		6,750		6,687
Short-term borrowings		3,113		2,677
Long-term debt		13,348		11,700
Other liabilities		9,476		13,672

Total Liabilities		58,376		68,470

Commitments and contingent liabilities (Note 30)		-		-

Minority interest in consolidated subsidiaries		3,668		4,317

Stockholders' Equity
Preferred stock (Note 19)		1,237		1,237
Common stock (Note 19)		695		695
Additional paid in capital		12		18
Treasury stock, at cost		(110)		(69)
Capital reserves		479		503
Appropriated retained earnings		2,264		2,709
Accumulated other comprehensive (losses) gains		(83)		7
Unappropriated retained deficit		(468)		(4)

Total Stockholders' Equity		4,026		5,096

Total Liabilities and Stockholders' Equity	R$	66,070	R$	77,883

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Income
(Expressed in millions of Brazilian reais)

	For the Year Ended December 31,

	2002		2003		2004

Interest Income
Interest and fees on loans	R$	8,514	R$	6,138	R$	6, 495
Interest on federal funds sold and securities purchased under
agreements to resell		652		1,554		1,538
Interest on securities:
Trading		906		886		1,385
Available for sale		1,500		588		588
Held to maturity		3,113		(499)		449
Interest on deposits in other banks		182		166		249
Interest on Central Bank compulsory deposits		173		512		404
Interest on other assets		5		10		6

Total interest income		15,045		9,355		11,114

Interest Expense
Interest on deposits:
From banks		37		34		34
From customers:
Savings deposits		404		516		383
Time deposits		2,410		3,383		2,839
Interest on federal funds purchased and securities
sold under agreements to repurchase		1,270		1,142		1,167
Interest on short-term borrowings		2,064		(444)		(36)
Interest on long-term debt		3,557		(302)		949

Total interest expense		9,742		4,329		5,336

Net Interest Income		5,303		5,026		5,778
Provision for loan losses		1,291		881		948

Net Interest Income After Provision for Loan Losses		4,012		4,145		4,830

Non Interest Income
Fee and commission income		1,854		2,152		2,382
Trading income (expenses)		(1,972)		691		221
Net gains (losses) on securities and non-trading derivatives		49		191		(150)
Net gains on foreign currency transactions		96		93		108
Equity in results of unconsolidated companies		184		199		220
Insurance, private retirement plan and pension investment contracts		1,291		1,468		1,775
Other non-interest income		1,714		709		2,285

Total non-interest income		3,216		5,503		6,841

Non Interest Expense
Salaries and benefits		1,783		2,224		2,549
Administrative expenses		2,202		2,310		2,549
Amortization of intangibles and impairment on goodwill		90		91		152
Insurance, private retirement plan and pension investment contracts		1,306		1,666		1,898
Other non-interest expense		1,205		1,996		2,054

Total non-interest expense		6,586		8,287		9,202

Income Before Income Taxes and Minority Interest		642		1,361		2,469

Income Taxes
Current tax expense		(214)		(199)		(200)
Deferred tax (expense) benefit		490		(155)		(95)

Total income taxes		276		(354)		(295)

Income Before Minority Interest		918		1,007		2,174
Minority Interest		(442)		(509)		(1,003)

Net Income	R$	476	R$	498	R$	1,171

(continue…)

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Income
(Expressed in millions of Brazilian reais, except otherwise indicated)

(…continuation)

	For the Year Ended December 31,

	2002		2003		2004

Net income applicable to common shares	R$	211	R$	208	R$	447
Net income applicable to preferred “A” shares		24		5		-
Net income applicable to preferred “B” shares	R$	241	R$	285	R$	724
Earnings per shares – in Brazilian reais (2)
Distributed earnings (dividends)
.Common	R$	0.24	R$	0.27	R$	0.32
. Preferred "A" (1)		0.26		0.14		-
. Preferred "B"		0.24		0.27		0.32
Undistributed earnings
. Common		0.33		0.33		1.10
. Preferred "A" (1)		0.37		-		-
. Preferred "B"		0.33		0.33		1.10
Basic and diluted earnings per share
. Common		0.57		0.60		1.42
. Preferred "A" (1)		0.63		0.14		-
. Preferred "B"		0.57		0.60		1.42
Weighted average shares outstanding (in thousands) – Basic
. Common		371,384		349,754		315,146
. Preferred "A" (1)		38,435		23,653		-
. Preferred "B"		424,263		454,212		510,100
Weighted average shares outstanding (in thousands) – Diluted
. Common		371,384		349,754		315,146
. Preferred "A" (1)		38,435		23,653		-
. Preferred "B"		424,263		454,415		510,518
_______________
(1)
The distributed earnings (dividends) presented in 2003 correspond only to the dividends paid as from July 31, 2003 as the preferred shares class “A” were not entitled to the dividends paid as from January 30, 2004 since all preferred shares class “A” were converted to preferred shares class “B” in September 2003 (see Note 19).

(2)
Earnings per share have been adjusted for all periods presented to reflect the new number of shares that resulted from the reverse stock split (100:1 shares), on August 30, 2004, in accordance with SFAS 128 “Earnings per share” (see Note 19).

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Changes in Stockholders’ Equity
(Expressed in millions of Brazilian reais, except for number of shares)

	Number of	For the Year Ended December 31,

	shares (1)	2002		2003		2004

Capital
Preferred shares "A" - balance beginning of year (2)	38,435,413	R$	143	R$	143	R$	-
Share conversion	(38,435,413)		-		(143)		-

Balance end of year	-		143		-		-

Preferred shares "B" - balance beginning of year (2)	433,484,991		970		970		1,237
Share conversion	94,673,897		-		267		-

Balance end of year	528,158,888		970		1,237		1,237

Common shares - balance beginning of year	371,384,359		819		819		695
Share conversion	(56,238,484)		-		(124)		-

Balance end of year	315,145,875		819		695		695

Additional paid in capital – balance beginning of year			-		6		12
Stock compensation plan			6		6		6

Balance end of year			6		12		18

Treasury stock, at cost - balance beginning of year	9,221,472		(40)		(40)		(110)
Purchase of own stock	201		-		-		-
Purchase of own stock in a buy-back program	14,355,664		-		(70)		-
Stock exchange with Unibanco	(10,000,000)		-		-		40
Stock exchange related to the Exchange Offer	(233,798)		-		-		1

Balance end of year	13,343,539		(40)		(110)		(69)

Capital reserves - balance beginning of year			479		479		479

Additional stock premium			-		-		24

Balance end of year			479		479		503

Appropriated retained earnings
Legal reserve – balance beginning of year			105		135		165
Transfer from unappropriated retained earnings			30		30		35

Balance end of year			135		165		200

Unrealized income reserve – balance beginning of year			1,295		1,717		2,062
Transfer from unappropriated retained earnings			422		345		410

Balance end of year			1,717		2,062		2,472

Special dividends reserve – balance beginning and end of year			37		37		37

Total appropriated retained earnings			1,889		2,264		2,709

Accumulated other comprehensive
Securities available for sale – balance beginning of year			(33)		(129)		(35)
Securities available for sale, net of applicable taxes (3)			(96)		94		42

Balance end of year			(129)		(35)		7

Cash flow hedges – balance beginning of year			-		(12)		(48)
Cash flow hedges, net of applicable taxes (3)			(12)		(36)		48

Balance end of year			(12)		(48)		-

Total accumulated other comprehensive (losses) gains			(141)		(83)		7

Unappropriated retained earnings – balance beginning of year			(189)		(363)		(468)
Net income for the year			476		498		1,171
Dividends/Interest on stockholders’
equity - Preferred shares class "A"			(10)		(5)		-
Dividends/Interest on stockholders’
equity - Preferred shares class "B"			(100)		(129)		(162)
Dividends/Interest on stockholders’ equity - Common shares			(88)		(94)		(100)
Transfer to reserves			(452)		(375)		(445)

Balance end of year			(363)		(468)		(4)

Total Stockholders' Equity		R$	3,762	R$	4,026	R$	5,096

Comprehensive income (Note 26)
Net income		R$	476	R$	498	R$	1,171
Other comprehensive income (loss), net of reclassification adjustment			(108)		58		90

Comprehensive income		R$	368	R$	556	R$	1,261

_______________
(1)	Considers the reverse stock split of 2004 (100:1 shares).
(2)	See Note 19, for discussion of the changed name of our preferred shares “B” into “preferred shares”.
(3)	Includes a deferred income tax and social contribution of R$ 55, (R$ 30) and (R$ 46) at December 31, 2002, 2003 and 2004, respectively.

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Cash Flows
(Expressed in millions of Brazilian reais)

	For the Year Ended December 31,

	2002		2003		2004

Operating activities
Net income	R$	476	R$	498	R$	1,171
Adjustment to reconcile net income to net cash provided by (used in)
operating activities:
Provision for loan losses		1,291		881		948
Provision for insurance and private retirement plans		98		39		87
Depreciation		259		291		309
Amortization of intangibles and impairment on goodwill		90		91		152
Loss (gain) on sale of unconsolidated companies		(3)		11		(1,565)
Loss on sale of foreclosed assets		26		8		18
Loss (gain) on securities and non-trading derivatives		(49)		(191)		150
Loss (gain) on sale of premises and equipment		8		4		(5)
Deferred tax (benefits) expense		(490)		155		95
Equity in results of unconsolidated companies		(184)		(199)		(220)
Stock-based compensation expenses		9		10		10
Minority interest of consolidated subsidiaries		442		509		1,003
Dividends received from unconsolidated companies		197		158		181
Changes in assets and liabilities
Trading assets (increase) decrease		4,461		(626)		(1,147)
Other assets increase		(1,207)		(697)		(2,594)
Other liabilities increase		1,969		2,384		2,812

Net cash provided by operating activities		7,393		3,326		1,405

Investing activities
Net increase in deposits with banks		(12)		(323)		(252)
Net increase in Central Bank compulsory deposits		(2,385)		(195)		(686)
Net increase in federal funds sold and securities purchased under resale agreements		-		-		(207)
Purchases of available for sale securities		(3,825)		(2,642)		(2,298)
Proceeds from sale of available for sale securities		2,033		6,546		3,490
Purchases of securities held to maturity		(5,455)		(1,699)		(1,885)
Proceeds from matured and called securities held to maturity		870		1,901		3,140
Net increase in loans		(2,467)		(1,859)		(4,054)
Net cash received (paid) on acquisition of companies (Note 3)		53		-		(567)
Acquisition of intangible assets (Note 3)		-		(2)		(22)
Purchases of premises and equipment		(279)		(284)		(318)
Proceeds from sale of premises and equipment		302		53		130
Proceeds from sale of foreclosed assets		144		90		96
Purchases of unconsolidated companies		(117)		(53)		(7)
Proceeds from sale of unconsolidated companies		303		42		1,727

Net cash provided by (used in) investing activities		(10,835)		1,575		(1,713)

Financing activities
Net increase (decrease) in deposits		6,118		(1,226)		7,507
Net increase (decrease) in federal funds purchased
and securities sold under repurchase agreements		6,213		(7,057)		(92)
Net increase (decrease) in short-term borrowings		58		(3,148)		(651)
Borrowings under long-term debt arrangements		7,445		7,744		3,550
Repayment of long-term debt		(4,396)		(5,380)		(5,466)
Purchase of own stock		-		(70)		-
Cash dividends/Interest on stockholders’ equity paid		(194)		(227)		(240)
Minority interest of consolidated subsidiaries		(201)		(92)		(498)

Net cash provided by (used in) financing activities		15,043		(9,456)		4,110

Net increase (decrease) in cash and cash equivalents		11,601		(4,555)		3,802
Cash and cash equivalents at beginning of year		4,851		16,452		11,897

Cash and cash equivalents at end of year	R$	16,452	R$	11,897	R$	15,699

Supplemental:
Cash paid for interest	R$	9,061	R$	5,509	R$	5,511
Cash paid for income taxes		148		164		268
Loans transferred to foreclosed assets		129		84		51
Dividends/Interest on stockholders’ equity declared but not yet paid		104		103		144
Premises and equipment acquired through capital lease		54		-		29
Treasury shares exchanged in connection with the acquisition of Banco BNL do Brasil		-		-		40

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Balance Sheets
(Expressed in millions of Brazilian reais)

	As of December 31,

	2003		2004

Assets
Cash and due from banks	R$	812	R$	1,575
Interest-bearing deposits in other banks		2,211		2,652
Federal funds sold and securities purchased under resale agreements		8,874		11,472

Cash and cash equivalents		11,897		15,699
Interest-bearing deposits in other banks		675		927
Federal funds sold and securities purchased under resale agreements		-		207
Central Bank compulsory deposits		4,116		4,808
Trading assets, at fair value		5,867		7,442
Securities available for sale, at fair value		3,024		2,595
Securities held to maturity, at amortized cost		5,775		4,838
Loans		26,039		31,377
Allowance for loan losses		(1,317)		(1,560)

Net loans		24,722		29,817
Investments in unconsolidated companies		616		536
Premises and equipment, net		1,456		1,404
Goodwill		1,067		1,224
Intangibles, net		181		406
Other assets		6,651		7,955

Total Assets	R$	66,047	R$	77,858

Liabilities
Deposits from customers:
Demand deposits – non interest bearing	R$	2,714	R$	3,209
Time deposits		16,547		24,101
Savings deposits		6,163		6,346
Deposits from banks		276		119

Total deposits		25,700		33,775
Federal funds purchased and securities sold under repurchase agreements		6,750		6,687
Short-term borrowings		3,113		2,677
Long-term debt		13,348		11,700
Other liabilities		9,444		13,605

Total Liabilities		58,355		68,444

Commitments and contingent liabilities (Note 30)		-		-

Minority interest in consolidated subsidiaries		938		842

Stockholders' Equity
Preferred stock (Note 19)		1,549		2,098
Common stock (Note 19)		2,142		2,902
Additional paid in capital		19		29
Treasury stock, at cost		(133)		(53)
Capital reserves		295		336
Appropriated retained earnings		391		455
Accumulated other comprehensive (losses) gains		(139)		12
Unappropriated retained earnings		2,630		2,793

Total Stockholders' Equity		6,754		8,572

Total Liabilities and Stockholders' Equity	R$	66,047	R$	77,858

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Income
(Expressed in millions of Brazilian reais)

	For the Year Ended December 31,

	2002		2003		2004

Interest Income
Interest and fees on loans	R$	8,514	R$	6,138	R$	6,495
Interest on federal funds sold and securities purchased under
agreements to resell		652		1,554		1,538
Interest on securities:
Trading		906		886		1,385
Available for sale		1,500		588		588
Held to maturity		3,113		(499)		449
Interest on deposits in other banks		182		166		249
Interest on Central Bank compulsory deposits		173		512		404
Interest on other assets		5		10		6

Total interest income		15,045		9,355		11,114

Interest Expense
Interest on deposits:
From banks		37		34		34
From customers:
Savings deposits		404		516		383
Time deposits		2,411		3,385		2,843
Interest on federal funds purchased and securities
sold under agreements to repurchase		1,270		1,142		1,167
Interest on short-term borrowings		2,064		(444)		(36)
Interest on long-term debt		3,557		(302)		949

Total interest expense		9,743		4,331		5,340

Net Interest Income		5,302		5,024		5,774
Provision for loan losses		1,291		881		948

Net Interest Income After Provision for Loan Losses		4,011		4,143		4,826

Non Interest Income
Fee and commission income		1,854		2,152		2,382
Trading income (expenses)		(1,972)		691		221
Net gains (losses) on securities and non-trading derivatives		49		191		(150)
Net gains on foreign currency transactions		96		93		108
Equity in results of unconsolidated companies		184		199		220
Insurance, private retirement plan and pension investment contracts		1,291		1,468		1,775
Other non-interest income		1,714		709		2,285

Total non-interest income		3,216		5,503		6,841

Non Interest Expense
Salaries and benefits		1,783		2,224		2,549
Administrative expenses		2,202		2,310		2,549
Amortization of intangibles and impairment on goodwill		90		91		152
Insurance, private retirement plan and pension investment contracts		1,306		1,666		1,898
Other non-interest expense		1,204		1,974		2,005

Total non-interest expense		6,585		8,265		9,153

Income Before Income Taxes and Minority Interest		642		1,381		2,514

Income Taxes
Current tax expense		(214)		(199)		(200)
Deferred tax (expense) benefit		490		(155)		(95)

Total income taxes		276		(354)		(295)

Income Before Minority Interest		918		1,027		2,219
Minority Interest		(115)		(154)		(156)

Net Income	R$	803	R$	873	R$	2,063

(continue...)

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Income
(Expressed in millions of Brazilian reais, except otherwise indicated)

(...continuation)

	For the Year Ended December 31,

	2002		2003		2004

Net income applicable to common shares	R$	419	R$	458	R$	1,074
Net income applicable to preferred shares	R$	384	R$	415	R$	989
Earnings per shares – in Brazilian reais (1)
Distributed earnings (dividends)
. Common	R$	0.23	R$	0.30	R$	0.36
. Preferred		0.26		0.33		0.39
Undistributed earnings
. Common		0.32		0.31		1.06
. Preferred		0.35		0.34		1.17
Basic and diluted earnings per share
. Common		0.55		0.61		1.42
. Preferred		0.61		0.67		1.56
Weighted average shares outstanding (in thousands) – Basic
. Common		755,687		755,678		755,658
. Preferred		629,876		622,831		631,225
Weighted average shares outstanding (in thousands) – Diluted
. Common		755,687		755,678		755,658
. Preferred		629,876		623,035		631,643
_______________
(1)	Earnings per share have been adjusted for all periods presented to reflect the new number of shares that resulted from the reverse stock split (100:1 shares), on August 30, 2004, in accordance with SFAS 128 “Earnings per share” (see Note 19).

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Changes in Stockholders’ Equity
(Expressed in millions of Brazilian reais, except for number of shares)

	Number of	For the Year Ended December 31,

	shares (1)	2002		2003		2004

Capital
Preferred shares - balance beginning of year	653,170,890	R$	1,549	R$	1,549	R$	1,549
Transfer from unappropriated retained earnings	-		-		-		549
Share conversion	29,275		-		-		-

Balance end of year	653,200,165		1,549		1,549		2,098

Common shares - balance beginning of year	755,687,443		2,142		2,142		2,142
Transfer from unappropriated retained earnings	-		-		-		760
Share conversion	(29,275)		-		-		-

Balance end of year	755,658,168		2,142		2,142		2,902

Additional paid in capital – balance beginning of year			-		9		19
Stock compensation plan			9		10		10

Balance end of year			9		19		29

Treasury stock, at cost
Preferred shares - balance beginning of year	22,976,211		(88)		(90)		(133)
Purchase of own stock in a buy-back program	414,401		(2)		-		-
Purchase of own stock in a buy-back program	9,353,500		-		(43)		-
Stock exchange with Unibanco Holdings S.A	(10,000,000)		-		-		40
Stock exchange with Banca Nazionale del Lavoro SpA	(10,000,000)		-		-		40

Balance end of year	12,744,112		(90)		(133)		(53)

Capital reserves
Share premium – balance beginning of year			261		261		261
Additional stock premium			-		-		40

Balance end of year			261		261		301
Treasury stock sold – balance beginning and end of year			13		13		13
Fiscal incentive investment reserve – balance beginning of year			21		21		21
Adjustment reserve			-		-		1

Balance end of year			21		21		22

Total capital reserves			295		295		336

Appropriated retained earnings
Legal reserve - balance beginning of year			224		274		327
Transfer from unappropriated retained earnings			50		53		64

Balance end of year			274		327		391

Special dividends reserve – balance beginning and end of year			64		64		64

Total appropriated retained earnings			338		391		455

Accumulated other comprehensive
Securities available for sale – balance beginning of year			(54)		(214)		(57)
Securities available for sale, net of applicable taxes (2)			(160)		157		69

Balance end of year			(214)		(57)		12

Cash flow hedges – balance beginning of year			-		(20)		(82)
Cash flow hedges, net of applicable taxes (2)			(20)		(62)		82

Balance end of year			(20)		(82)		-

Total accumulated other comprehensive (losses) gains			(234)		(139)		12

Unappropriated retained earnings – balance beginning of year			1,823		2,236		2,630
Net income for the year			803		873		2,063
Dividends/Interest on stockholders’ equity - Preferred shares			(163)		(202)		(253)
Dividends/Interest on stockholders’ equity - Common shares			(177)		(224)		(274)
Transfer to capital			-		-		(1,309)
Transfer to reserves			(50)		(53)		(64)

Balance end of year			2,236		2,630		2,793

Total Stockholders' Equity		R$	6,245	R$	6,754	R$	8,572

Comprehensive income (Note 26)
Net income		R$	803	R$	873	R$	2,063
Other comprehensive income (loss), net of reclassification adjustment			(180)		95		151

Comprehensive income		R$	623	R$	968	R$	2,214

_______________
(1)	Considers the reverse stock split of 2004 (100:1 shares).
(2)	Includes a deferred income tax and social contribution of R$92, R$(49) and R$(78) at December 31, 2002, 2003 and 2004, respectively.

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Cash Flows
(Expressed in millions of Brazilian reais)

	For the Year Ended December 31,

	2002		2003		2004

Operating activities
Net income	R$	803	R$	873	R$	2,063
Adjustment to reconcile net income to net cash provided by (used in)
operating activities:
Provision for loan losses		1,291		881		948
Provision for insurance and private retirement plans		98		39		87
Depreciation		259		291		309
Amortization of intangibles and impairment on goodwill		90		91		152
Loss (gain) on sale of unconsolidated companies		(3)		11		(1,565)
Loss on sale of foreclosed assets		26		8		18
Loss (gain) on securities and non-trading derivatives		(49)		(191)		150
Loss (gain) on sale of premises and equipment		8		4		(5)
Deferred tax (benefits) expense		(490)		155		95
Equity in results of unconsolidated companies		(184)		(199)		(220)
Stock-based compensation expenses		9		10		10
Minority interest of consolidated subsidiaries		115		154		156
Dividends received from unconsolidated companies		197		158		181
Changes in assets and liabilities
Trading assets (increase) decrease		4,461		(626)		(1,147)
Other assets increase		(1,205)		(676)		(2,591)
Other liabilities increase		1,971		2,344		2,742

Net cash provided by operating activities		7,397		3,327		1,383

Investing activities
Net increase in deposits with banks		(12)		(323)		(252)
Net increase in Central Bank compulsory deposits		(2,385)		(195)		(686)
Net increase in federal funds sold and securities purchased under resale
agreements		-		-		(207)
Purchases of available for sale securities		(3,825)		(2,642)		(2,298)
Proceeds from sale of available for sale securities		2,033		6,546		3,490
Purchases of securities held to maturity		(5,455)		(1,699)		(1,885)
Proceeds from matured and called securities held to maturity		870		1,901		3,140
Net increase in loans		(2,467)		(1,859)		(4,054)
Net cash received (paid) on acquisition of companies (Note 3)		53		-		(567)
Acquisition of intangible assets (Note 3)		-		(2)		(22)
Purchases of premises and equipment		(279)		(284)		(318)
Proceeds from sale of premises and equipment		302		53		130
Proceeds from sale of foreclosed assets		144		90		96
Purchases of unconsolidated companies		(117)		(53)		(7)
Proceeds from sale of unconsolidated companies		303		42		1,727

Net cash provided by (used in) investing activities		(10,835)		1,575		(1,713)

Financing activities
Net increase (decrease) in deposits		6,117		(1,222)		7,538
Net increase (decrease) in federal funds purchased
and securities sold under repurchase agreements		6,213		(7,057)		(92)
Net increase (decrease) in short-term borrowings		58		(3,148)		(651)
Borrowings under long-term debt arrangements		7,445		7,744		3,550
Repayment of long-term debt		(4,396)		(5,380)		(5,466)
Purchase of own stock		(2)		(43)		-
Cash dividends/Interest on stockholders’ equity paid		(339)		(410)		(470)
Minority interest of consolidated subsidiaries		(57)		59		(277)

Net cash provided by (used in) financing activities		15,039		(9,457)		4,132

Net increase (decrease) in cash and cash equivalents		11,601		(4,555)		3,802
Cash and cash equivalents at beginning of year		4,851		16,452		11,897

Cash and cash equivalents at end of year	R$	16,452	R$	11,897	R$	15,699

Supplemental:
Cash paid for interest	R$	9,061	R$	5,509	R$	5,511
Cash paid for income taxes		148		164		268
Loans transferred to foreclosed assets		129		84		51
Dividends/Interest on stockholders’ equity declared but not yet paid		180		230		287
Premises and equipment acquired through capital lease		54		-		29
Treasury shares exchanged in connection with the acquisition of Banco BNL do Brasil		-		-		80

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

Note 1 - Basis of Presentation

     Unibanco Holdings S.A. (“Holdings”) is a limited liability company formed under the laws of the Federative Republic of Brazil. The activities of Holdings are conducted exclusively through its subsidiary Unibanco - União de Bancos Brasileiros S.A. (“Unibanco” or the “Bank”), which is a multiple service bank under Brazilian banking regulations, headquartered in São Paulo, Brazil. At December 31, 2003 and 2004, Holdings held 96.60% of Unibanco’s common (voting) and 13.74% and 15.31% of Unibanco’s preferred (nonvoting) shares, respectively. The preferred shares of Unibanco confer dividend rights 10% greater than those of the common shares.

     Unibanco is a full-service financial institution providing, directly and indirectly through its subsidiaries, a wide variety of credit and non-credit products and services to all segments of the Brazilian domestic market and to a lesser extent to Brazilian customers for its operations outside Brazil through its offices, branches and subsidiaries in Nassau (Bahamas); Grand Cayman (Cayman Islands); New York, New York (USA); Asuncion (Paraguay); Luxembourg (Luxembourg) and London (England).

     These notes to the consolidated financial statements cover both Unibanco and Holdings, and generally are applicable to both companies; however, when a particular Note is only applicable to Unibanco or Holdings individually (such as Note 19 which deals with stockholders’ equity and matters relating to the by - laws) we have highlighted this fact.

     We are organized under four main lines of business: retail, wholesale, insurance and wealth management (comprising asset management and private banking). Our retail products and services are designed to service individuals, small and middle businesses and include a wide variety of credit and non-credit products and services, such as overdraft loans, consumer finance, credit cards and a number of deposit accounts. Our wholesale business involves a variety of credit products and, increasingly, the provision of fee-based non-credit products and services to large companies in Brazil, such as cash management, investment banking and receivables collection. We conduct our insurance and savings-related products business through our subsidiaries providing life, auto and property and casualty insurance coverage to individuals and businesses, as well as pension and retirement plans, and savings and annuities products. Our subsidiary Unibanco Asset Management - Banco de Investimento S.A., offers, manages and administers a wide variety of investment funds and assets of corporations, private bank customers, foreign investors and individuals (see Note 32 for segment information).

     The consolidated financial statements of Holdings includes the accounts of Holdings and its majority-owned subsidiary, Unibanco. The consolidated financial statements of Unibanco include the accounts of Unibanco and its majority-owned subsidiaries and entities where we have a controlling financial interest through arrangements that do not involve voting interests. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All material intercompany accounts and transactions have been eliminated in consolidation.

     In order to improve presentation, prior periods amounts disclosed as investing activities in the Consolidated Statement of Cash Flows relating to (i) Dividends received from unconsolidated companies (2002 - R$197 and 2003 - R$158) and (ii) Minority interests of consolidated subsidiaries of Unibanco (2002 - R$(57) and 2003 - R$59) and of Holdings (2002 – R$(201) and 2003 - R$(92)), were reclassified to operating activities and financing activities, respectively and in the Consolidated Statement of Income the Net gain or loss on non-trading derivatives (2003 –R$(2)) were reclassified from “Trading income (expenses)” to “Net gains (losses) on securities and non-trading derivatives”. These reclassification had no impact on balance sheet, net income, stockholders' equity and earnings per share or segment information presented (see Note 32).

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

The most significant subsidiaries of Unibanco as of December 31, 2004 are:

			Ownership interest

Direct and indirect consolidated companies	Activity	Country	Total	Voting

. Unibanco AIG Seguros S.A.	insurance	Brazil	49.707%	52.758%
Unibanco AIG Vida e Previdência S.A. (1)	pension and
	retirement plans	Brazil	49.696	52.746
Unibanco AIG Saúde Seguradora S.A.	insurance	Brazil	49.707	52.758
. Unibanco Companhia de Capitalização	savings and
	annuities products	Brazil	99.992	99.992
. Unicard Banco Múltiplo S.A.	credit card	Brazil	100.000	100.000
. Hipercard Banco Múltiplo S.A.	credit card	Brazil	99.999	99.999
. Hipercard Administradora de Cartão de Crédito Ltda.	credit card	Brazil	100.000	100.000
. Banco Único S.A.	bank	Brazil	99.980	99.975
. Banco Fininvest S.A. (2)	bank and credit card	Brazil	99.940	100.000
. Banco Dibens S.A.	bank	Brazil	51.001	51.001
. Unibanco Leasing S.A. - Arrendamento Mercantil	leasing	Brazil	99.999	99.999
. Unibanco Asset Management - Banco de Investimento S.A.	asset management	Brazil	99.999	99.999
. Unibanco Investshop Corretora de Valores Mobiliários e
Câmbio S.A.	security broker	Brazil	100.000	100.000
. Interbanco S.A.	bank	Paraguay	99.999	99.999
. Unipart Participações Internacionais Ltd.	holding	Cayman
		Island	100.000	100.000
Unibanco - União de Bancos Brasileiros (Luxembourg) S.A.	bank	Luxembourg	99.999	99.999
Unibanco Cayman Bank Ltd.	bank	Cayman
		Island	100.000	100.000
Unicorp Bank & Trust Ltd.	private bank	Cayman
		Island	100.000	100.000
Unibanco Securities Inc.	security broker	USA	100.000	100.000
_______________
(1)	The total and voting ownership interest in 2003 was 49.707% and 52.758%, respectively.
(2)	The total ownership interest in 2003 was 99.920%.

     For a description of Unibanco’s investments in unconsolidated companies, see Notes 2 (j) and 11.

Note 2 - Significant Accounting Policies

     In preparing our consolidated financial statements, we use estimates and assumptions to account for certain assets, liabilities, revenues, expenses and other transactions in accordance with U.S. GAAP. The consolidated financial statements include various estimates and assumptions, including, but not limited to the adequacy of the allowance for loan losses, estimates of the fair value of certain financial instruments, the carrying amount of goodwill, the amount of valuation allowances on deferred tax assets, the amount of insurance and private retirement plan reserves, the selection of useful lives of certain assets, the determination of the need for and the amount of impairment charges on long-lived assets, the determination of probability and the estimate of contingent losses and valuation of employee stock option. Actual results in future periods could differ from those estimates.

     These consolidated financial statements differ from our statutory consolidated financial statements as filed with the applicable Brazilian authorities as a result of preparing these consolidated financial statements in accordance with U.S. GAAP.

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

(a) Cash and cash equivalents

     For purposes of the statements of cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks and federal funds sold and securities purchased under resale agreements with original maturities of three months or less at the time of purchase.

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

     The accrual of interest on Brazilian financial assets and liabilities usually include nominal interest rates and a monetary correction component. Such monetary correction may be related to an inflation index, changes in foreign exchange rates (usually U.S. dollar) or other floating interest rate. The interest rate and monetary correction are applied at the end of each month to the principal balance of each operation. The updated value becomes the new basis for the accrual of the next month’s interest and monetary correction, and so forth, until settled. As a result, it is not practical (and it would not reflect the actual return on our investments) to segregate only the interest rate component.

     Total interest and monetary correction accrued on the outstanding principal of assets and liabilities was R$1,618 and R$2,458 at December 31, 2003 and R$2,498 and R$2,505 at December 31, 2004, respectively.

(c) Securities purchased under resale agreements and securities sold under repurchase agreements

     We enter into purchases of securities under resale agreements and sales of securities under repurchase agreements of substantially identical securities (mainly represented by government debt securities). The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are accounted for as short-term secured borrowings and are carried on the balance sheet together with accrued interest. Generally, our policy is to obtain the use or take possession of the securities purchased under resale agreements and we do not account for the securities underlying such agreements as securities in the consolidated balance sheets because the control remain with the counterparty. On the other hand, the securities underlying the repurchase agreements remain accounted for as our securities because we retain the control of the securities. We closely monitor the market value of the underlying securities collateralizing the resale agreements in order to limit our credit risk with counterparties.

(d) Trading assets

     Securities classified as trading in accordance with Statement of Financial Accounting Standards (“SFAS”) 115, “Accounting for Investments in Debt and Equity Securities”, are carried at fair value and recorded in trading assets as of their trade date. Realized and unrealized gains (losses) on trading securities are recognized currently in “Non-interest income - trading income (expenses)”.

(e) Derivative instruments and hedging activities

     We use a variety of derivatives, such as forwards, futures, swaps and options, as part of our overall asset and liability risk management. As required by SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 137 “Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS 133” and SFAS 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, we recognize all derivatives on the balance sheet as either assets or liabilities, at fair value, based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted prices for instruments with similar characteristics.

     Financial derivatives involve, to varying degrees, interest rate, market and credit risk. We manage these risks as part of our asset and liability management process and through credit policies and procedures. We seek to minimize counterparty credit risk by entering into transactions with only a select number of high-quality institutions. A large part of our derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. The credit risk associated with these types of instruments is disclosured in Note 28. For swap contracts, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities or in an over-the-counter transaction, we analyze the credit risk and record provisions for probable losses, as necessary.

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

     For those derivatives that are designated and qualify as hedging instruments, we formally document the relationships between the hedging instruments and the hedged items, as well as the risk management objective and strategy before undertaking the hedge. We assess at the inception of the hedge and thereafter, whether the derivative used in our hedging transaction is expected to be or has been highly effective in offsetting changes in the fair value or estimated cash flows of the hedged items. We discontinue hedge accounting prospectively when it is determined that a derivative is not expected to be or has ceased to be highly effective as a hedge, the derivative expires or is sold, or management discontinues the derivative’s hedge designation. In those circumstances, amounts included in accumulated other comprehensive losses or gains regarding a cash flow hedge are recognized in “Net gains (losses) on securities and non-trading derivatives” to match the earnings recognition pattern of the hedged item.

     For derivatives that are designated as fair value hedges, the gain or loss on derivatives as well as the loss or gain on the hedged items are recognized in “Net gains (losses) on securities and non-trading derivatives” in current earnings. For derivatives designated as cash flow hedges, the effective portions of the gain or loss on derivatives are reported as a component of “Accumulated other comprehensive losses or gains” and recognized in “Net gains (losses) on securities and non-trading derivatives” in the same period or periods during which the hedged transaction affects earnings. Net losses on non-trading derivatives was R$2 and R$70 in December 31, 2003 and 2004, respectively. Any ineffective gain or loss on these derivatives is recognized in “Net gains (losses) on securities and non-trading derivatives” in current earnings. A highly effective hedging relationship (a range between 0.8 and 1.25) is one in which we achieve offsetting changes in fair value or cash flows for the risk being hedged (see Note 28).

(f) Available for sale and held to maturity securities

     We classify securities in accordance with SFAS 115. These classifications are determined based on our intent with respect to the securities on the date of purchase (trade date). Gains and losses on the sale of securities are recognized through average cost method on the applicable trade date.

     Generally, we classify debt and equity securities as available for sale based on current economic conditions, including interest rates. Securities available for sale are recorded at fair value with unrealized gains and losses recorded as a separate component of stockholders' equity, net of applicable taxes (losses of R$57 and gains of R$12 at December 31, 2003 and 2004, respectively in Unibanco, and losses of R$35 and gains of R$7 at December 31, 2003 and 2004, respectively in Holdings). Securities available for sale are used as part of our overall interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk and other factors.

     Debt securities for which we have the intent and ability to hold them to maturity are classified as held to maturity and recorded at amortized cost.

     Declines in the fair value of available for sale and held to maturity securities below their cost that are deemed to be other-than-temporary are recorded in “Net gains (losses) on securities and non-trading derivatives” as realized losses in accordance with SFAS 115 and the application of the additional qualitative and quantitative disclosures of marketable securities and debt securities impairment established by EITF 03-01 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (see Notes 7 and 8).

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

(g) Loans

     Loans are stated at principal plus accrued interest receivable and monetary correction (as explained in Note 2 (b)). Interest income is recorded on an accrual basis using the effective interest method. All loans 60 days or more past due as to principal or interest are discontinued the accrual (non-accrual) of interest income and monetary correction and are classified as nonperforming loans. Interest collections including indexation readjustments, received in each period on non-accrual loans are included in interest income on loans.

     Credit card fee operations are deferred and recognized on a straight-line basis over the period that the fee entitles the cardholder to use of the card.

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

     We assess the creditworthiness of our loan portfolio and establish allowances for probable credit losses on a monthly basis. The process used to determine these reserves involves estimates and judgments. We determine a minimum allowance for expected losses within each client’s rating. Loss forecast models are utilized for this purpose considering, among other things, recent loss experience, current economic conditions, the risk characteristics of the various classifications of loans, the fair value of the underlying collateral, the probability of default and the loss given default rates in making this evaluation, as well as the size and diversity of individual credits. Changes in these estimates and judgments have a direct impact on the allowances.

     Our wholesale loans have distinctive characteristics and therefore are not evaluated as a homogeneous portfolio. Instead, the allowances are currently calculated based on the risk profile of each individual borrower, which accounts for, among other factors, financial history, cash flows, quality of management, relationship history, market conditions and other factors relating to credit risk. We consider all larger balance nonperforming loans subject to specific review for impairment. Once a loan has been identified as impaired, we measure impairment in accordance with SFAS 114 “Accounting by Creditors for Impairment of a Loan”, as amended by SFAS 118 “Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures”. The measurement of impairment on an impaired loans is based on (i) the present value of the loan’s expected cash flows; (ii) the observable market value of the loan; or (iii) the realizable value of the underlying collateral for collateral-dependent loans. If carrying value of the impaired loan exceeds the measure of estimated fair value, a specific allowance is established as a component of the allowance for loan losses.

     Small-balance homogeneous loans such as overdrafts, credit card loans, mortgage loans and consumer finance loans have similar characteristics and are managed using specialized systems and processes. We use a wide range of statistical tools to evaluate loans requests and client’s performance, which include credit and behavior scoring models. The allowance for loan losses in the Retail portfolio is established using a process that consider recent loss experience, current economic conditions, the risk characteristics of the various categories of loans, the fair value of the underlying collateral and other factors directly influencing the potential collectibles of loans.

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

     The allowance for loan losses is maintained at a level that we believe to be sufficient to absorb estimated probable credit losses inherent in the loan portfolio.

(i) Nonperforming and impaired loans

     We consider certain loans as impaired (except for smaller homogeneous loans which we evaluated under SFAS 5 “Accounting for Contingencies”) when in our judgment all amounts due, including accrued interest and indexation, are no longer considered collectible in accordance with the loans’ contractual terms, as defined in SFAS 114, “Accounting by Creditors for Impairment of a Loan”, as amended by SFAS 118 “Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures”. We consider all loans 60 days or more overdue as nonperforming and those of larger balance nature are subject to specific review for impairment (see Note 2 (h)). A valuation allowance is established through the allowance for loan losses for the difference between the carrying value of the impaired loan and its value determined as described above.

(j) Investments in unconsolidated companies

     Investments in unconsolidated companies, where we own between 20% and 50% of voting capital and have the ability to exercise significant influence over the operation of the investee are accounted for using the equity method of accounting. Under this method our share of results of the investee, as reported under U.S. GAAP, is recognized in the statements of income in one amount as “Equity in results of unconsolidated companies”, and dividends are credited when declared to the “Investments in unconsolidated companies” account in the balance sheets.

     Investments in companies of less than 20% with no readily determinable market value are recorded at cost (unless we have the ability to exercise significant influence over the operations of the investee in which case we use the equity method) and dividends are recognized in income when received (see Note 11).

(k) Premises and equipment

     Premises and equipment are recorded at cost. Depreciation is computed on the straight-line method at the following annual rates: buildings - 4%, furniture and equipment - 10% and data processing equipment and vehicles -20%. Leasehold improvements are amortized over the shorter of the useful life of the improvement or the maturity of the lease contract, generally between 5 and 10 years. Expenditures for maintenance and repairs are charged to non-interest expense as incurred.

     We assess impairment in accordance with the requirements of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” when events and circumstances indicate that such impairment may exist. No such impairment has been identified through December 31, 2003 and 2004.

     Fixed assets, mainly comprising certain bank branches, which were sold and subsequently leased by us for the purposes of continuing our operations, were recorded pursuant to SFAS 13, SFAS 98, “Accounting for Leases”, and SFAS 28 “Accounting for Sales with Leasebacks”.

     For transactions classified as operating leases, relating to property sold for cash, only the portion corresponding to: (i) the positive difference between revenue determined at the time of the sale and the present value of the future lease to be paid is recognized immediately in income for the period, whereas (ii) the remaining portion is deferred over the corresponding rental contract terms, and (iii) exclusively in cases of loss, the amounts are recognized immediately. In cases where the sale is financed, income will be determined only as from the final maturity of the corresponding financing (see Note 12) and subsequently recorded in accordance with the criteria described above. Gain or loss on the cash sales not subject to lease contracts was recognized immediately in income for the year as “Other non-interest income”.

(l) Costs of software developed or obtained for internal use

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

(m) Goodwill and intangibles

     We recorded goodwill and intangibles in accordance with SFAS 141 “Business Combinations” and SFAS 142 “Goodwill and Other Intangible Assets” as amended by SFAS 147 “Acquisitions of Certain Financial Institutions” which was issued during October 2002 and clarified that, only if certain criteria are met, an acquisition of a less-than-whole financial institution (such as a branch acquisition) should be accounted for as a business combination. In addition, SFAS 147 amends SFAS 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor-and-borrower-relationship intangible assets. As a result, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS 144 requires for other long-lived assets that are held and used by a company. The net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition. The historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on an appropriated systematic method, over the period which the asset is expected to contribute directly or indirectly to the future cash flows. Goodwill is not amortized but is reviewed for potential impairment at least on annual basis at the reporting unit level. The impairment test compares the fair value of the reporting unit with the carrying amount of the net assets (including goodwill). If the fair value of the reporting unit exceeds the carrying amount of the net assets (including goodwill), the goodwill is considered not impaired; however, if the carrying amount of the net assets exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Impairment adjustment was not necessary for the years ended December 31, 2002 and 2003. For December 31, 2004, we recorded an impairment in the amount of R$35.

     Intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. There are no events and circumstances indicating an impairment for 2002, 2003 and 2004.

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

(o) Transfers of financial assets

     Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from us (2) the transferee obtains the right (free of condition that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) we do not maintain effective control over the transferred assets through agreements to repurchase or redeem them before their maturity or ability to unilaterally cause the holder to return specific assets.

(p) Consolidation of Variable Interest Entities (VIE)

     In December 2003, the FASB issued interpretation No. 46R (FIN 46R), “Consolidation of Variable Interest Entities”, an interpretation of Accounting Research Bulletin No. 51. FIN 46R is a revision to the original FIN 46 that addresses the consolidation of certain variable interest entities. The revision clarifies and provides a framework for identifying and evaluating VIEs for consolidation purposes and was required to be fully implemented no later than the end of the first reporting period that ends after March 15, 2004.

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

     Adoption of FIN 46R did not impact the consolidation of our existing VIEs, which have already been consolidated based on the relevant accounting literature prior to FIN 46R considering situations where we control more than 50% of ownership or are the primary beneficiary of the entity taking into account qualitative and quantitative analysis of VIEs (Topic No. D-14 “Transactions involving Special-Purpose Entities”, nullified by FIN 46R).

(q) Income taxes

     We account for income taxes in accordance with SFAS 109 “Accounting for Income Taxes”. SFAS 109 prescribes an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for temporary differences between the amounts included in the financial statements and tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax law and rates are reflected in the period in which they are enacted. If, after considering future tax consequences, we believe that the carrying value of any deferred tax asset is “more likely than not” unrealizable, then we establish a valuation allowance equal to that amount.

(r) Insurance premiums, deferred acquisition costs, reserves for insurance claims, private retirement plan benefits and pension investment contracts

     Insurance Premiums – Substantially our insurance contracts are considered short-duration insurance contracts. Premiums from short duration insurance contracts are recognized over the related contracts period. Insurance premiums are included as “Non interest income - insurance, private retirement plan and pension investment contracts”.

     Deferred acquisition costs - The costs that vary with and are related to the production of new insurance business are deferred to the extent that such costs are deemed recoverable from future profits. Such costs include mainly commissions, costs of policy insurance and variable back-office expenses and are amortized over the expected life of the contracts in proportion to the premium income. Deferred acquisition costs are subject to recoverability testing at the end of each accounting period and, if not recoverable, are fully expensed.

     Insurance policy and claims reserves - Reserves for insurance claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the levels of reserves required. Reserves are adjusted regularly based upon experience with the effects of changes in such estimated reserves included in the results of operations in the period in which the estimated changes occurred and include estimated reserves for reported and unreported claims incurred, recorded in “Other liabilities”.

     Reserves for private retirement plan benefits are established based on actuarial calculations.

     Pension investment contracts - Certain products offered by us, such as pension investment contracts where the investment risk is for the account of policyholders, are considered investment contracts in accordance with the requirements of SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long Duration Contracts and for Realized Gains and Losses from the Sale of Investments” and SOP 03-1 “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts”. During the accumulation phase of the pension investment contracts where the investment risk is for the account of policyholder, in which the policyholders have agreed to the insurance terms of the plan, the contracts are treated as an investment contract. During the annuity phase the contract is treated as an insurance contract with mortality risk. Account values are not actuarially determined. Rather, account values are increased by the deposits received and interest credited (based on contract provisions) and are reduced by withdrawals and administrative expenses charged to the policyholders. An additional liability for the contract feature is established if the present value of expected annuitization payment at the expected annuitization date exceeds the expected account balance at the annuitization date, in accordance with SOP 03-1.

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

     The interest credited is included in changes in “Non interest expense – Insurance, private retirement plan and pension investment contracts”. The securities related to these pension investment contracts are classified as “trading assets” and “securities available for sale” in the Consolidated Financial Statements.

(s) Provision for guarantees

     We record provision for guarantees in accordance with FASB Interpretation 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 was issued in November 2002, which expands on the accounting guidance of SFAS 5, SFAS 57 “Related Party Disclosures” and SFAS 107 “Disclosures about Fair Value of Financial Instruments” and incorporates without change the provision of SFAS 34 “Capitalization of Interest Cost”, which is being superseded. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee (see Note 29).

(t) Fee income

     We earn fee income from investment management, credit card, investment banking and certain commercial banking services. Such fees are typically recognized when the service is performed (investment and commercial banking) or deferred and recognized over the life of the contract (investment management and credit card).

(u) Translation of foreign currency operations into reais

     The functional currency used for foreign operations is the Brazilian reais. Assets and liabilities of foreign operations, substantially all of which are monetary in nature, are translated into Brazilian reais at the respective period-end exchange rates and revenues and expenses are translated at a weighted average of exchange rates during the period. Transactions denominated in foreign currencies are translated into Brazilian reais at the transaction date. Foreign exchange transaction gains and losses on foreign operations are recognized currently in interest income and interest expense, respectively.

(v) Employee benefits

     (i) Pension plan

     We do not maintain defined-benefit private pension plans or other postretirement benefit plans for our employees in December 2004 and 2003. However, we are required to make employer contributions to the Brazilian Government pension, welfare benefit and redundancy plans which are expensed as incurred. Such contributions totaled R$319, R$359 and R$444 in 2002, 2003 and 2004, respectively.

     We and part of our employees sponsors a “Free Benefits Generation Program" (PGBL) a system whereby the participant accumulated financial resources during his/her career, through contributions paid by the employee and the company where he/she works. These contributions were invested in an Exclusive Financial Investment Fund (FIFE). The program was based on defined contributions by both Unibanco and the employees until October 2004. After this date only the employees have been sponsored this program.

     Also in July 1, 2004, the employee's PGBL was redesigned in order to offer to employees of Unibanco a new defined – contribution plan. The new plan is managed by a closed private entity through Trevo – Instituto Bandeirantes de Seguridade Social. This new plan have been sponsored by Unibanco and employees.

     During 2003 and 2004, the sponsor contribution totaled R$10 and R$15, respectively.

     (ii) Stock–based compensation

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

     We established a stock – based employee compensation plan in 2001 which is described more fully in Note 25. We account for this plan in accordance with SFAS 123 “Accounting for Stock Based Compensation”. Under SFAS 123 as amended by SFAS 148 “Accounting for Stock Based Compensation – Transition and Disclosure”, the stock options were recorded as an expense over the vesting period based on the fair value calculated using a Black-Scholes model. In December 2004, the FASB issued SFAS 123 (revised 2004) “Share-based payment” (SFAS 123R) which replaces SFAS 123. SFAS 123 requires all entities to apply the fair value based measurement method in accounting for share-based payment transactions. Because we adopted the provisions of SFAS 123 since the inception in 2001, the impact of adopting SFAS 123R is not expected to be significant.

(w) Restructuring charges

     Generally, the liability for a cost associated with restructuring plans is recognized and measured initially at fair value only when the liability is incurred. However, we accounted a liability for post employment benefits when it is probable that a liability has been incurred or the amount can be reasonably estimated and the severance benefits are probable of payment. Restructuring charges typically include employee-related costs and incremental costs for which no future benefit can be derived as a direct result of the restructuring activities.

(x) Earnings per share (EPS)

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

     Diluted earnings per share is based on the same adjusted net income as in the basic EPS and the weighted–average number of shares outstanding is increased by the number of shares that would be issued assuming the exercise of stock options. In 2002, 2003 and 2004 we issued stock options and calculated the diluted earnings (see Consolidated Statement of Income).

     We have assessed the impact of implementation of EITF 03-6 “Participating Securities and the Two-Class Method” under SFAS 128 “Earnings per Share” and concluded that no change should be required in the calculation of EPS.

HOLDINGS

     Earnings per share are presented based on the two classes (2002 and 2003 – three classes) of stock issued by Holdings. All classes, common and preferred, participate in dividends on substantially the same basis, except that class “A” preferred stockholders are entitled to dividends per share ten percent (10%) higher than common and class “B” preferred stockholders (see Note 19). Earnings per share are computed on the distributed (dividends) and undistributed earnings of Holdings after giving effect to the 10% preference, without regard to whether the earnings will ultimately be fully distributed. Weighted average shares are computed based on the periods for which the shares are outstanding.

UNIBANCO

     Earnings per share are presented based on the two classes of stock issued by Unibanco. Both classes, common and preferred, participate in dividends on substantially the same basis, except that preferred stockholders are entitled to dividends per share ten percent (10%) higher than common stockholders (see Note 19). Earnings per share are computed based on the distributed (dividends) and undistributed earnings of the Unibanco after giving effect to the 10% preference, without regard to whether the earnings will ultimately be fully distributed. Weighted average shares are computed based on the periods for which the shares are outstanding.

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

(y) Recently adopted and issued accounting standards

     SFAS 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, issued during March 2003, amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement is effective for contracts entered or modified after June 20, 2003 and for hedging relationships designated after June 30, 2003. In addition, except for some specific transactions, all provisions of this statement should be applied prospectively. The adoption of SFAS 149 did not have a material impact on our consolidated financial statements.

     SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” was issued during May 2003 and requires that an issuer classify some financial instrument with characteristics of both liabilities and equity as a liability (or asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not have a material impact on our consolidated financial statements.

     SOP 03-1 “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts”, was issued by the AICPA in July 2003 and it provides guidance on accounting and reporting by insurance enterprises for certain non-traditional long-duration, contracts and for separate accounts. This SOP requires, among other things, a liability valuation for certain long-duration insurance and investments contracts that are subject to SFAS 97 “Accounting and Reporting by Insurance Enterprises for Certain Long Duration Contracts and for Realized Gains and Losses from the Sale of Investments”. The provisions of this SOP are effective for financial statements for fiscal years beginning after December 15, 2003. Restatement of previously issued financial statements is not permitted. The adoption of SOP 03-1 did not have a material impact on our consolidated financial statements (see Note 17).

     SOP 03-3: “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” was issued by the AICPA in December 2003. It provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3 prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. SOP 03-3 becomes effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. We are evaluating the impact of adoption of SOP 03-3. However, at this time we do not expect the impact of SOP 03-3 to have a significant effect on our consolidated financial statements.

     FSP-EITF 03-1-1 – Issued by the FASB in September 2004, delayed the recognition and measurement provisions of EITF 03-1 pending the issuance of further implementation guidance. Once issued we will evaluate the impact of adopting EITF 03-1.

     On March 31, 2004, the EITF reached final consensus on EITF Issue 03-6, "Participating Securities and the Two-Class Method” under SFAS 128. Typically, a participating security is entitled to share in a company's earnings, often via a formula tied to dividends on the company's common stock. The issue clarifies what is meant by the term participating security, as used in SFAS 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument's effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has (1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company.

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

     The consensus reached in EITF 03-6 is effective for fiscal periods beginning after March 31, 2004. EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. We have assessed the impact of implementation of EITF 03-6 and concluded that no change would be required in the calculation of Basic and Diluted EPS.

Note 3 – Acquisitions, Goodwill and Intangible Assets

     (i) 2003 Acquisitions

     In March 2003, we acquired the pension and retirement plans of Cigna Seguradora through our subsidiary Unibanco AIG Previdência S.A. and paid R$2 for a customer relationship intangible and market share participation. We also signed a service agreement that will preserve rights and obligations agreed.

     (ii) 2004 Acquisitions

     During 2004, we expanded our retail (consumer business), wholesale and insurance business through the following acquisitions:

Retail

Creditec

     In November 2003, we signed a purchase and sale agreement, through our subsidiary Banco Fininvest S.A., with Grupo BBM to acquire Creditec Crédito, Financiamento e Investimento S.A. On May 13, 2004, Creditec's acquisition was concluded and approved by the Central Bank and other authorities.

     The value of the transaction was R$50, including goodwill of R$38 at date of the acquisition. Creditec's acquisition was accounted for following the purchase method.

HiperCard

     In March 2004, we acquired HiperCard Administradora de Cartão de Crédito Ltda., or HiperCard, from the Dutch group Koninklijke Ahold N.V.

     The value of the transaction was R$630, including goodwill of R$105 and an identifiable intangible asset related to customer relationships of R$315 at date of the acquisition. Hipercard’s acquisition was accounted following the purchase method. The intangible asset related to customer relationships will be amortized over 10 years, the period during which it is expected to contribute to future cash flows.

Sonae

     In August 2004, Unibanco, through its subsidiary Banco Fininvest S.A., and Sonae established a partnership agreement for the creation of a financing company that will offer financial products to Sonae’s customers. The value of the transaction was R$21 corresponding to an identifiable intangible asset related to customer relationships at date of the partnership agreement and will be amortized over 10 years, the period which is expected to contribute to the future cash flows.

Lev Cred

     In August 2004, Unibanco, through its subsidiary Fininvest S.A. Negócios e Varejo, acquired Lev Cred Serviços de Crédito e Cobrança S.A. The value of the transaction was R$6, including an identifiable intangible asset related to customer relationships of R$5 at the date of the acquisition and will be amortized over 5 years, the period which is expected to contribute to the future cash flows and was accounted following the purchase method.

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

Credicerto

     In October 2004, Unibanco through its subsidiary Banco Fininvest S.A., acquired from Credicerto an identifiable intangible asset related to the existing customer database and expects that it will be able to derive benefit from the information on the acquired customer database for the next 3 years. The value of the transaction was R$1 and will be amortized over 3 years, the period which is expected to contribute to the future cash flows and was accounted following the purchase method.

Banco1. net

     During the third quarter, we acquired 17,607 thousand common and preferred shares of Banco1.net S.A. increasing our ownership to 99.999% of the total equity. The value of the transaction was R$38, including goodwill of R$22. The acquisition was accounted following the purchase method. In December 2004, we decided to discontinue the Banco1.net business and, as a consequence, the R$22 of goodwill associated with Banco1.net business was recorded as impairment in the reporting unit level.

Wholesale

Banco BNL

     In June 2004, we acquired the total capital of Banco BNL do Brasil (“BNL Brasil”), from Banca Nazionale Del Lavoro S.p.A. (“BNL”). On September 29, 2004, BNL Brasil’s acquisition was concluded and approved by the Central Bank.

     We acquired BNL Brasil in exchange of 10,000,000 Units (comprising 10,000,000 preferred shares of Unibanco and 10,000,000 preferred shares of Holding, considering the reverse stock split of 2004) previously accounted as treasury stock valued at R$120, including goodwill of R$11. In connection with the exchange of shares we recorded an additional stock premium in the amount of R$40 based on the difference between the average quoted market prices of our Units during the two weeks before the date of the exchange and the carrying amount at the acquisition date. BNL Brasil’s acquisition was accounted following the purchase method.

Insurance

Phenix

     In October 2003, our subsidiary Unibanco AIG Seguros S.A. entered into an agreement to acquire the insurance company Phenix Seguradora S.A. from Toro Targa Assicurazioni S.p.A. and Fiat do Brasil S.A. At January 16, 2004, the transaction was concluded and approved by the Brazilian antitrust regulatory authority.

     The value of the transaction was R$13, including goodwill of R$2 at date of the acquisition. Phenix’s acquisition was accounted for following the purchase method.

Unibanco AIG Warrant (UAW)

     In November 2004, we acquired from Multibrás S.A. Eletrodomésticos 20% interest of the total capital of Unibanco AIG Warrant for R$27, including goodwill of R$23 at the date of the acquisition. The acquisition was accounted following the purchase method. As a result of this transaction, Unibanco owns an indirect interest of 70% of Unibanco AIG Warrant’s capital. Prior to November 2004, we accounted for UAW’s results using the equity method, since we did not have a majority control interest.

     (iii) Goodwill and intangible assets

     The following tables present our goodwill and intangibles allocated for each business segment at December 31, 2003 and 2004:

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

	As of December 31,

	2003		2004

Goodwill
Retail	R$	969	R$	1,100
Wholesale		40		51
Wealth management		55		45
Insurance		3		28

Total	R$	1,067	R$	1,224

Intangible Assets (Customer relationships)
Retail	R$	180	R$	406
Insurance		1		-

Total	R$	181	R$	406

     The amortization of intangible assets in 2003 and in 2004 was R$91 and R$117, respectively.

     The estimated aggregate amortization expense will be R$126 in 2005, R$35 for 2006, 2007, 2008 and 2009.

Statement of 2004 Acquisitions

     The purchases are set forth bellow:

		Retail		Wholesale	Insurance

	Creditec	Hipercard	Other	BNL	Phenix	UAW	Total

Fair value of assets acquired	19	867	-	1,378	134	259	2,657
Less: Fair value of liabilities assumed	7	657	-	1,269	123	255	2,311
Net assets acquired	12	210	17	109	11	4	363
Goodwill	38	105	22	11	2	23	201
Customer relationship intangible	-	315	27	-	-	-	342

Cash paid or treasury stock
exchanged for the purchase	50	630	66	120	13	27	906

Cash and due from banks	2	9	-	6	-	-	17
Interest-bearing deposits with banks	8	-	-	14	-	-	22
Federal funds	-	-	-	120	-	-	120

Total	40	621	66	(20)	13	27	747

     During 2002, 2003 and 2004, as a result of our purchases, the net cash (received) paid was R$(53), R$2 and R$589, respectively.

     The effects of acquisitions made in 2003 and 2004, either individually or on a combined basis, were not material to Unibanco.

Note 4 - Related Party Transactions

     The Moreira Salles Group through E.Johnston Representação e Participações S.A. owned 78.62% of Holdings common voting stock at December 31, 2003 and 2004 and therefore indirectly controled 96.59% and 96.62% of the Unibanco’s voting stock at December 31, 2003 and 2004, respectively. Transactions with companies within the Moreira Salles Group and our own affiliates are limited to banking transactions in the normal course of business at prevailing market terms for similar transactions.

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

     At December 31, 2003 and 2004, Commerzbank AG owned 4.26% of the capital of Holdings and 2.55% of the capital of Unibanco; and the Caixa Geral de Depósitos owned 12.42% of the capital of Holdings and owned 4.8% of the capital of Unibanco. At December 31, 2002, Mizuho Financial group (Mizuho) owned 2.71% of the capital of Holdings and 3.11% of the capital of Unibanco and in September 2003, Mizuho entirely sold its participation in the capital of Holdings and Unibanco (see Note 19). These stockholders have from time to time extended trade-related and general purpose credit lines to Unibanco, the aggregate outstanding amount of which at December 31, 2003 and 2004 was R$819 and R$278, respectively.

     We have made certain transactions with unconsolidated related parties that we believe were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, applicable to those prevailing at the time in the market for comparable transactions and did not involve more than the normal risk of collectibility.

     As of December 31, 2002, 2003 and 2004, we had the following transactions with these related parties:

Company	2003	2004

Assets
Federal funds sold and securities purchased under resale agreements
Banco Investcred Unibanco S.A.	2	-

Interest-bearing deposits in other banks
Banco Investcred Unibanco S.A.	321	500
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	272	422

Total	593	922

Trading assets, at fair value
Banco Investcred Unibanco S.A	6	1
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	4	-

Total	10	1

Other assets	89	89

Total assets	694	1,012

Liabilities
Deposits
Demand deposits	4	2
Time deposits
Consórcio Nacional Ford	36	48
Unibanco Rodobens Administradora de Consórcios Ltda.	26	21
Other	13	17

Total	79	88

Federal funds purchased and securities sold under repurchase agreements
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	7	22

Other liabilities
Redecard S.A. (a)	167	235
Other	5	9

Total	172	244

Total liabilities	258	354

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

Company	2002	2003	2004

Interest income
Interest on deposits with banks
Banco Investcred Unibanco S.A.	35	56	47
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	23	45	46
Interest on securities
Trading income
Banco Investcred Unibanco S.A.	29	8	14
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	2	3	3
Fee and commission income
Unibanco Rodobens Administradora de Consórcios Ltda.	-	6	6
Other income
Credicard S.A. – Administradora de Cartões de Crédito	-	12	15
Interest expense
Deposits
Unicorp Bank & Trust Ltd.	3	-	-
Consórcio Nacional Ford	-	6	7
Unibanco Rodobens Administradora de Consórcios Ltda.	-	5	3
Other	-	3	2
Derivatives
Banco Investcred Unibanco S.A.	-	27	20
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	1	1
Other interest expenses	15	1	2
Non interest income	12	-	-
Non interest expense
Administrative expenses
Tecnologia Bancária S.A.	18	20	17
Bus Serviços de Telecomunicações S.A.	35	-	-
Other	15	10	7
Other non-interest expenses	9	79	102

_______________
(a) Consist primarily of payments to be made to Redecard S.A. due to debit card transactions.

     We contribute on a regular basis to Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto João Moreira Salles and Instituto Moreira Salles, trusts created by the Bank for the benefit of its employees and to further our desire to contribute to cultural and civic activities. Contributions made by Unibanco to these trusts totaled R$5, R$7 and R$7 in 2002, 2003 and 2004, respectively.

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

Note 5 - Central Bank Compulsory Deposits

     The Central Bank requires financial institutions, including Unibanco, to deposit certain funds with the Central Bank. The following table presents a summary of the current compulsory deposit requirements by type and the amounts of such deposits:

	As of December 31,

Type of deposits	2003		2004

Non-interest earning	R$	824	R$	1,021
Interest-earning		3,292		3,787

Total	R$	4,116	R$	4,808

     At December 31, 2003 and 2004 we had also R$2,547 and R$1,426 of federal government securities, linked to the Central Bank in the form of compulsory deposits, recorded as trading assets in the amount of R$339 in 2003 and R$423 in 2004 (see Note 6), securities available for sale in the amount of R$65 in 2003 (see Note 7) and securities held to maturity in the amount of R$2,143 in 2003 and R$1,003 in 2004 (see Note 8).

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

Note 6 - Trading Assets

     Trading assets, stated at fair value, are presented in the following table:

	As of December 31,

	2003		2004

Federal government securities (a)	R$	4,190	R$	5,985
Brazilian sovereign bonds		217		81
Securities of foreign governments		67		146
Corporate debt securities		240		162
Bank debt securities		89		22
Mutual funds (b)		539		477
Stocks		47		90
Derivative financial instruments:
Swaps		403		350
Forward		75		128
Option contracts		-		1

Total	R$	5,867	R$	7,442

_______________
(a)	Include R$131 in 2003 and R$86 in 2004 pledged to margin guarantees, mainly to the Brazilian Futures and Commodities Exchange (“BM&F”); R$339 in 2003 and R$423 in 2004 linked to Central Bank as compulsory deposits (see Note 5) and R$175 in 2003 and R$1,553 in 2004 subject to repurchase agreements.
(b)	The portfolios of mutual funds held by our insurance, capitalization and private retirement companies are represented mainly by federal government securities.

     Net trading income in 2002, 2003 and 2004, included in non interest income was as follows:

	For the year ended December 31,

	2002		2003		2004

Realized gains on securities	R$	114	R$	223	R$	54
Realized losses on securities		(222)		(18)		(39)
Realized gains (losses) on derivatives		(1,698)		408		308
Net unrealized gains (losses) on securities and derivatives		(166)		78		(102)

Net	R$	(1,972)	R$	691	R$	221

Note 7 - Securities Available for Sale

     The amortized cost and fair value of securities available for sale were as follows:

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

			Gross		Gross
	Amortized		unrealized		unrealized		Fair
	cost		gains		losses		value

December 31, 2003
Federal government securities (a)	R$	679	R$	16	R$	12	R$	683
Securities of foreign governments		29		-		-		29
Corporate debt securities		2,028		40		102		1,966
Bank debt securities		139		5		-		144
Stocks		169		6		24		151
Mutual funds		51		-		-		51

Total	R$	3,095	R$	67	R$	138	R$	3,024

			Gross		Gross
	Amortized		unrealized		unrealized		Fair
	cost		gains		losses		value

December 31, 2004
Federal government securities (a)	R$	512	R$	-	R$	15	R$	497
Securities of foreign governments		25		2		-		27
Corporate debt securities		1,764		42		15		1,791
Bank debt securities		135		2		-		137
Stocks		109		11		10		110
Mutual funds		33		-		-		33

Total	R$	2,578	R$	57	R$	40	R$	2,595

_______________
(a)	Includes R$50 in 2003 and R$301 in 2004 pledged to margin guarantees, mainly to the BM&F and R$65 in 2003 linked to Central Bank as compulsory deposits (see Note 5).

The following table represents the aging of our unrealized losses at December 31, 2003 and 2004 as follows:

	As of December 31, 2003

	Less than 12 months				12 months or longer				Total

			Gross				Gross				Gross
	Fair		unrealized		Fair		unrealized		Fair		unrealized
	value		losses		value		losses		value		losses

Federal government securities	R$	13	R$	1	R$	56	R$	11	R$	69	R$	12
Corporate debt securities		1,298		99		5		3		1,303		102
Stocks		119		24		-		-		119		24

Total	R$	1,430	R$	124	R$	61	R$	14	R$	1,491	R$	138

	As of December 31, 2004

	Less than 12 months				12 months or longer				Total

			Gross				Gross				Gross
	Fair		unrealized		Fair		unrealized		Fair		unrealized
	value		losses		value		losses		value		losses

Federal government securities	R$	231	R$	15	R$	1	R$	-	R$	232	R$	15
Corporate debt securities		598		12		177		3		775		15
Stocks		41		2		27		8		68		10

Total	R$	870	R$	29	R$	205	R$	11	R$	1,075	R$	40

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

     We have evaluated the unrealized losses of our securities available for sale at December 31, 2003 and 2004 and we determined there were no other-than-temporary losses except for the amount of R$17 and R$105 of impairment written off and recorded as “Non interest income - net gains (losses) on securities and non-trading derivatives”, respectively. We conduct a monthly review to identify and evaluate investments that have indications of possible impairment, considering the financial condition and near-term prospects of the issuer and our ability and intention to hold the investment for a period of time sufficient to allow for any anticipated recovery.

     At December 31, 2003 and 2004, we held no securities of a single issuer or related group of companies whose fair value exceeded 10% of our stockholders’ equity.

     Proceeds from sales of investment securities available for sale were R$2,033, R$6,546 and R$3,490 in 2002, 2003 and 2004, respectively.

     Gross gains and losses realized on the sale of securities available for sale were as follows:

	For the year ended December 31,

	2002		2003		2004

Gains	R$	157	R$	223	R$	48
Losses		10		13		23

Net	R$	147	R$	210	R$	25

     The amortized cost and fair value of available for sale securities, by contractual maturity, were as follows:

	As of December 31,

	2003				2004

	Amortized		Fair		Amortized		Fair
	cost		value		cost		value

Due in one year or less	R$	722	R$	695	R$	809	R$	820
Due after one year through five years		1,669		1,698		1,173		1,178
Due after five years through ten years		302		309		280		294
Due after ten years		1		1		40		27
No stated maturity		401		321		276		276

Total	R$	3,095	R$	3,024	R$	2,578	R$	2,595

Note 8 - Securities Held to Maturity

     The amortized cost and fair value of securities held to maturity were as follows:

			Gross		Gross
	Amortized		unrealized		unrealized		Fair
	cost		gains		losses		value

December 31, 2003
Federal government securities (a)	R$	4,285	R$	291	R$	-	R$	4,576
Brazilian sovereign bonds (b)		1,140		100		-		1,240
Corporate debt securities		291		11		14		288
Bank debt securities		59		3		-		62

Total	R$	5,775	R$	405	R$	14	R$	6,166

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

			Gross		Gross
	Amortized		unrealized		unrealized		Fair
	cost		gains		losses		value

December 31, 2004
Federal government securities (a)	R$	2,349	R$	112	R$	-	R$	2,461
Brazilian sovereign bonds (b)		2,178		127		5		2,300
Corporate debt securities (b)		215		5		5		215
Bank debt securities (b)		96		8		-		104

Total	R$	4,838	R$	252	R$	10	R$	5,080

_______________
(a)	Include R$1,219 in 2003 and R$511 in 2004 pledged to margin guarantees, mainly to the BM&F; R$2,143 in 2003 and R$1,003 in 2004 linked to Central Bank as compulsory deposits (see Note 5) and R$153 in 2003 and R$93 in 2004 subject to repurchase agreements.
(b)	Include R$759 in 2003 and R$1,423 in 2004 of Brazilian sovereign bonds, R$44 of Bank debt securities and R$9 of Corporate debt securities subject to repurchase agreements in 2004.

     At December 31, 2004 the aging of unrealized losses was less than twelve months.

     We have evaluated the unrealized losses of our securities held to maturity at December 31, 2003 and 2004 and we considered they were no other-than-temporary losses. We conduct a monthly review to identify and evaluate investments that have indications of possible impairment, considering the financial condition and near-term prospects of the issuer and our ability and intention to hold the investment for a period of time sufficient to allow for any anticipated recovery.

     The amortized cost and fair value of securities held to maturity, by contractual maturity, were as follows:

	As of December 31,

	2003				2004

	Amortized cost		Fair value		Amortized cost		Fair value

Due in one year or less	R$	2,329	R$	2,418	R$	1,388	R$	1,428
Due after one year through five years		2,593		2,808		1,700		1,814
Due after five years through ten years		707		771		1,110		1,181
Due after ten years		146		169		640		657

Total	R$	5,775	R$	6,166	R$	4,838	R$	5,080

     At December 31, 2003 and 2004 we held no securities of a single issuer or related group of companies whose amortized cost or fair value exceeded 10% of our stockholders’ equity.

Note 9 - Loans

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

	As of December 31,

	2003		2004

Commercial:
Industrial and other	R$	13,122	R$	15,263
Import financing		759		1,291
Export financing		2,510		1,804
Real estate loans, primarily residential housing loans		844		1,052
Direct lease financing (a)		471		639
Individuals:
Overdraft		795		804
Financing		3,703		4,524
Credit card		1,862		3,676
Agricultural		812		1,050
Nonperforming loans		1,161		1,274

Total loans	R$	26,039	R$	31,377

     Most of our business activities are with customers located in Brazil. The Bank has a diversified loan portfolio with concentration no higher than 10% in any economic sector.

Net Investments in Direct Leasing Financing

     The following lists the components of the net investment in direct leasing financing:

	As of December 31,

	2003		2004

Total minimum lease payments to be received	R$	601	R$	809
Less: Unearned income		(118)		(158)

Net investments in direct leasing financing (b)	R$	483	R$	651

_______________
(a)	Includes residual value.
(b)	Includes nonperforming leases.

     The following is a schedule by years of total minimum lease payments to be received:

	As of December 31,

	2003		2004

Overdue Payments	R$	8	R$	7
2004		293		-
2005		156		271
2006		112		308
2007		18		162
2008		12		51
2009		1		9
Thereafter		1		1

Total	R$	601	R$	809

     Our nonperforming loans were classified as follows:

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

	As of December 31,

	2003				2004

			Allowance for				Allowance for
	Nonperforming		nonperforming		Nonperforming		nonperforming
	loans		loans		loans		loans

Industrial and other	R$	384	R$	195	R$	376	R$	256
Import and export financing		8		8		3		3
Real estate loans, primarily residential housing loans		70		31		92		35
Direct lease financing		12		8		12		7
Individuals		686		409		786		455
Agricultural		1		1		5		4

Total	R$	1,161	R$	652	R$	1,274	R$	760

     At December 31, 2003 and 2004, nonperforming loans included R$143 and R$209, respectively, of large balance loans that were considered individually impaired in accordance with SFAS 114. The allowance for impaired loans under SFAS 114 is R$73 and R$115 at December 31, 2003 and 2004, respectively.

     The impact on interest income as a result of nonperforming loans subject to impairment was not material for any of the periods presented. We do not have any material commitments to advance additional funds to these borrowers.

     The average balances of nonperforming loans subject to impairment were as follows:

	For the year ended December 31,

	2002		2003		2004

Average balance of nonperforming loans subject to impairment	R$	1,084	R$	1,132	R$	1,122

     We did not recognize any interest income during the period that the above loans were nonperforming and subject to impairment. For the year ended December 31, 2003 and 2004 we do not have any material restructured troubled loans.

Note 10 - Allowance for Loan Losses

     The following represents an analysis of changes in the allowance for loan losses:

	For the year ended December 31,

	2002		2003		2004

Balance, beginning of year	R$	1,276	R$	1,389	R$	1,317
Provision for loan losses		1,291		881		948
Loan charge-offs		(1,529)		(1,330)		(1,117)
Loan recoveries		351		377		412
Net charge-offs		(1,178)		(953)		(705)

Balance, end of year	R$	1,389	R$	1,317	R$	1,560

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

Note 11 - Investments in Unconsolidated Companies

	As of or for the year ended December 31, 2004						Investment				Equity income (loss)

	Participation		Stock- holders' equity (a)		Net income for the year (a)		As of December 31,				For the year ended December 31,

	Total	Voting					2003		2004		2002		2003		2004

Retail
Credicard S.A.-Administradora
de Cartões de Crédito
(“Credicard”) (d) and (e)	-	-	R$	-	R$	-	R$	98	R$	-	R$	123	R$	110	R$	87
Redecard S.A.	31.943	31.942		51		150		26		16		35		41		48
Orbitall Serviços e
Processamento de Informações
Comerciais Ltda. (“Orbitall”) (d)	-	-		-		-		19		-		-		3		14
Serasa S.A. (b)	19.174	16.501		165		62		30		32		10		10		12
Cibrasec – Companhia
Brasileira de Securitização (b)	12.499	12.499		52		9		6		7		1		1		1
Tecnologia Bancária S.A.	21.432	21.432		133		11		26		29		3		2		2
Unibanco Rodobens
Administradora de
Consórcios Ltda	50.000	50.000		29		10		16		15		2		8		6
Luizacred S.A. Sociedade de
Crédito, Financiamento e
Investimento	49.998	49.996		55		24		22		26		5		6		11
Banco Investcred Unibanco S.A.	49.997	49.997		175		51		73		87		13		19		26
Companhia Hipotecária
Unibanco – Rodobens	50.000	50.000		8		-		-		4		-		-		-
Goodwill paid on acquisition of investments								91		91		-		-		-
Others								4		3		2		-		-
Total								411		310		194		200		207
Wholesale
Interchange Serviços S.A.	25.000	25.000		33		5		8		8		1		2		1
Others								6		4		(22)		(13)		(1)
Total								14		12		(21)		(11)		-
Insurance
AIG Brasil Companhia de Seguros	49.999	49.999		92		17		37		46		3		7		8
Others								2		-		3		3		5
Total								39		46		6		10		13
Wealth management
Unicorp Bank & Trust Ltd. (c)	100.000%	100.000%						-		-		5		-		-
Total								-		-		5		-		-
Total of investments in unconsolidated companies								464		368		184		199		220
Non-marketable equity investments, at cost								152		168		-		-		-

Total							R$	616	R$	536	R$	184	R$	199	R$	220

_______________
(a)	Amounts derived from the Brazilian GAAP financial statements adjusted to U.S. GAAP, when applicable. There are no material restrictions upon the ability of such companies to remit funds to Unibanco. Additionally, there are no significant differences between our investment and our proportionate share of the investee’s equity.
(b)	Companies in which we own less than 20% of voting shares but exercise significant influence over their operations.
(c)	In April 2002 we acquired the remaining 24.5% of total stock of Unicorp Bank & Trust Ltd. Representing a 70.0% of interest in its voting shares. As a consequence we consolidated Unicorp as from April 2002.
(d)	In December 29, 2004, we sold all of our participation in Credicard and Orbitall for R$1,727. The gross gain on sale was R$1,574 (see Note 24). The total gross gain of R$1,574 includes R$855 of taxable income and such R$719 of non-taxable income (see Note 18).
(e)	Prior to the sale of Credicard, the financial position and results as of and for the year ended December 31, 2003, were presented in accordance with U.S. GAAP, as follows:

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

	As of December 31, 2003

	U.S. GAAP

Balance sheet:
Total assets	R$	4,490
Total liabilities		4,195
Stockholders' equity		295
Our participation		33.333%

Investment	R$	98

	For the year ended December 31,

	2002		2003

	U.S. GAAP

Statements of operations:
Operating revenues	R$	2,315	R$	1,829
Operating expenses		(1,792)		(1,381)

Income before income tax		523		448
Income tax		(159)		(145)

Net income		364		303

Our participation (i)		33.73%		36.43%

Equity income	R$	123	R$	110

_______________
(i)	Our participation in the results of Credicard is not necessarily the same in each period due to the effects of applying a formula for calculating earnings to be attributed to each stockholder based principally on the volume of credit card operations.

Note 12 - Premises and Equipment

	Estimated
	useful	As of December 31,

	life (years)	2003		2004

Land	-	R$	189	R$	183
Buildings	25		517		489
Furniture and equipment	10		333		349
Leasehold improvements	5-10		446		469
Data processing equipment	5		844		902
Costs of software developed or obtained for internal use	5		475		523
Vehicles	5		5		5
Others	-		78		76

Total			2,887		2,996
Less: Accumulated depreciation			1,431		1,592

Premises and equipment, net		R$	1,456	R$	1,404

Depreciation expense was R$259, R$291 and R$309 in 2002, 2003 and 2004, respectively, including R$12, R$21 and R$17 related to depreciation expense on assets under capital leases in 2002, 2003 and 2004, respectively.

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

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

     As from 2002, we sold many properties used as branches and, subsequently, we rented them for the purpose of continuing our operations. These sales were recorded pursuant to SFAS 13 and SFAS 98, “Accounting for leasing” and SFAS 28 “Accounting for Sales with Leasebacks”.

     All transactions that qualified as sale-leasebacks involving operating leases and therefore we recorded the sale, removing all property from the balance sheet. The transactions that did not qualify for sale leaseback accounting because of any form of continuing involvement were accounted by the financing method.

     Gains on the sales were recognized depending on whether or not we provided an extended minimum lease period guarantee to the buyer, which was not considered to be under regular market conditions (usually such contracts guarantee a minimum period of 10 years). For those contracts that we considered not to be under regular conditions due to the extended minimum lease period guarantee, during 2004 we deferred gains in the amount of R$26 in proportion to the related gross rental charges to expense over the lease terms for the next 10 years. Minimum lease payments for these contracts are disclosed in Note 30.

Note 13 - Other Assets

	As of December 31,

	2003		2004

Deferred tax assets, net (see Note 18)	R$	1,946	R$	2,100
Restricted escrow deposits for contingencies (see Note 30)		1,647		2,142
Prepaid taxes		989		1,087
Notes and credits receivable		396		431
Prepaid expenses		322		391
Negotiation and intermediation of securities		240		122
Income receivable		138		114
Insurance premiums receivable		101		110
Retirement government benefit advances		88		51
Foreclosed assets, net		95		44
Others		689		1,363

Total	R$	6,651	R$	7,955

Note 14 – Time Deposits

     The following table shows the maturity of outstanding deposits with balances issued by us.

	As of December 31,

	2003		2004

Maturity within 3 months	R$	3,908	R$	6,093
Maturity after 3 months but within 6 months		2,476		4,583
Maturity after 6 months but within 12 months		2,035		4,172
Maturity after 12 months but within 5 years		8,128		9,253

Total deposits	R$	16,547	R$	24,101

Note 15 - Federal Funds Purchased, Securities Sold under Repurchase Agreements and Short-term Borrowings

     Financial data of our federal funds purchased, securities sold under repurchase agreements and short-term borrowings, were as follows:

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

	As of December 31,

	2003		2004

Federal funds purchased, securities sold under repurchase agreements	R$	6,750	R$	6,687
Short-term borrowings
Import and export financings		2,505		2,048
Other interbank borrowings		580		600
Others		28		29

Total	R$	9,863	R$	9,364

     Import and export financings represent credit lines open for financing imports and exports of Brazilian companies, typically denominated in foreign currency. We then make corresponding extensions of credit to exporters/importers denominated in Brazilian reais with payments made to us (in the case of exports) or paid by us (in the case of imports) in foreign currency.

     The following table presents the federal funds purchased, securities sold under repurchase agreements and short-term borrowings by maturities.

	As of December 31,

	2003		2004

Federal funds purchased and securities sold under repurchase agreements:
Overnight	R$	5,393	R$	4,494
Due 1 month or less		611		163
Due between 1 and 3 months		119		1,233
Due between 3 and 6 months		190		322
Due after 6 months		437		475

Total		6,750		6,687

Short-term borrowings:
Due 1 month or less		458		648
Due between 1 and 3 months		664		360
Due between 3 and 6 months		1,061		632
Due after 6 months		930		1,037

Total		3,113		2,677

Total	R$	9,863	R$	9,364

     The following table presents a summary of the primary short-term borrowings.

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

	As of or for the Year Ended December 31,

	2003		2004

Federal funds purchased and securities sold under
repurchase agreements:
Amount outstanding	R$	6,750	R$	6,687
Maximum amount outstanding during the period		9,827		15.417
Weighted average interest rate at period-end		16.3%		17.8%
Average amount outstanding during period		6,426		8,874
Weighted average interest rate		17.8%		13.2%
Import and export financing:
Amount outstanding	R$	2,505	R$	2,048
Maximum amount outstanding during the period		4,232		3,788
Weighted average interest rate at period-end		3.5%		2.7%
Average amount outstanding during period		3,319		2,761
Weighted average interest rate		(13.3)%		(1.4)%
Other interbank borrowings:
Amount outstanding	R$	580	R$	600
Maximum amount outstanding during the period		1,253		747
Weighted average interest rate at period-end		2.3%		2.6%
Average amount outstanding during period		898		573
Weighted average interest rate		(2.8)%		- %
Other	R$	28	R$	29

Total	R$	9,863	R$	9,364

Note 16 - Long-term Debt

     The composition of long-term debt is as follows:

	As of December 31,

	2003		2004

Local onlendings	R$	5,664	R$	5,162
Euronotes		2,591		1,157
Notes issued under securitization arrangements		2,453		2,668
Subordinated debt		1,468		1,898
Mortgage indebtedness		807		331
Foreign onlendings		253		254
Obligations under capital leases		49		79
Others		63		151

Total	R$	13,348	R$	11,700

Local onlendings

     Local onlendings represent amounts borrowed from Brazilian agencies for loans to Brazilian entities to invest primarily in premises and equipment. These amounts are due in monthly installments through 2025 and bear fixed interest between 1.0% per annum and 2.5% per annum, in 2003 and 2004, plus variable interest based on the TJLP (Long-term interest rate determined by the Central Bank on a quarterly basis, not inflation-adjusted), U.S. dollar or the BNDES (National Economic and Social Development Bank) basket of currencies. The borrowings are primarily from BNDES and FINAME (National Industrial Finance Authority) in the form of credit lines.

Euronotes

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

				Carrying amount
	Original			(net of repurchases)
	term in			as of December 31,

Maturity date (a)	years (a)	Currency	Coupon	2003	2004

January 16, 2004	1	US$	6.88%	R$ 283	R$ -
February 15, 2004	2	US$	6.00%	289	-
February 18, 2004	1	US$	6.25%	26	-
February 26, 2004	3	US$	8.50%	6	-
April 16, 2004	1	US$	5.00%	280	-
May 19, 2004	1	EURO	5.38%	248	-
November 5, 2004	1.5	US$	5.63%	218	-
December 12, 2004	8	US$	10.50%	280	-
December 23, 2004	8	US$	10.00%	10	-
January 6, 2005	1	EURO	3.10%	-	12
January 12, 2005	1	EURO	3.30%	-	8
January 19, 2005	1	US$	2.13%	-	8
January 21, 2005	1.5	US$	4.00%	344	283
August 10, 2005	1.5	US$	3.00%	-	265
August 18, 2005	1	US$	2.80%	-	11
September 12, 2005	1	US$	2.80%	-	10
September 23, 2005	1	US$	2.75%	-	8
November 23, 2005	1	US$	3.05%	-	8
June 14, 2006	2	R$	17.90%	-	111
June 21, 2006	0.5	US$	-	-	18
December 24, 2007	5	US$	6.50%	7	7
July 15, 2009	5	US$	6.32%	-	32
December 9, 2009	6	US$	5.55%	29	26
December 30, 2013	10	US$	7.25%	-	8
January 2, 2014	10	US$	7.25%	-	7
April 15, 2014	13	US$	8.00%	74	64
Others				497	271

Total				R$ 2,591	R$ 1,157

_______________
(a) Maturity date and original term in years, consider, when applicable, the investor put rights.

Notes issued under securitization arrangements

     Notes are issued under securitization arrangements involving certain of our U.S. dollar denominated electronic remittance payment orders (“DPRs”) generally referred to as SWIFT MT-100 payments, received and processed by us. We sold such DPRs to UBB Diversified Payment Rights Finance Company (Finance Company), a variable interest entity in which we are the primary beneficiary as under FIN 46R.

     The full payment of principal and interest on the issued series of notes is guaranteed by a third-party financial guaranty policy. We are not responsible for the existence of the flow of DPRs. Nevertheless, upon the occurrence of certain events, which have a material adverse effect on the existence of the future flows of the DPRs, we are required to pay to the Finance Company the repurchase price of the DPRs, the proceeds of which will be used by the Finance Company to redeem any outstanding notes and we are liable for amounts relating to such notes.

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

						As of December 31,

	Original principal
	amount issued	Issue	Maturity	Coupon	Currency	2003	2004

				3-month LIBOR (1)
Series 2002-1	US$400 million	May 2002	April 2009	+ 0.57%	US$	R$ 1,163	R$ 982
Series 2003-1 (3)	US$112 million	June 2003	July 2009	LIBOR (1) + 4.25%	US$	328	-
Series 2003-2	US$105 million	June 2003	July 2009	6.15%	US$	307	231
Series 2003-3	¥ 25 billion	November 2003	October 2013	3.55% (2)	YEN	655	654
				3-month LIBOR (1)
Series 2004-1	US$200 million	May 2004	April 2011	+ 0.50%	US$	-	534
				3-month LIBOR (1)
Series 2004-2	US$100 million	September 2004	July 2011	+ 0.45%	US$	-	267

						R$ 2,453	R$ 2,668

_______________
(1)	London InterBank Offered Rates.
(2)	Equivalent in U.S. dollar terms to 2.86% per annum over U.S. dollar LIBOR. To hedge currency mismatch risk stemming from the fact the payment orders received by us are denominated in U.S. dollars while the notes are denominated in Yen, we entered into a cross currency swap, part of the counterparty risk of which has been assumed by the International Finance Corporation.
(3)	The notes were prepaid in 2004 as agreed with the noteholders.

Subordinated debt

				Carrying amount

			Remuneration
	Issue	Maturity	per annum	2003		2004

Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	R$	573	R$	520
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%		580		532
Step-up subordinated
callable notes (3)	April 2001	April 2006	3.45%		-		80
Floating subordinated notes (4)	December 2004	December 2009	4.74%		-		399
Subordinated time deposits (5)	December 2002	December 2012	102% of CDI (6)		315		367

Total				R$	1,468	R$	1,898

_______________
(1)	The debt can be integrally redeemed in April 2007 or upon any subsequent interest payment date. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be integrally redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt was assumed through the acquisition of BNL Brasil in 2004 and the interest rate is calculated based on semi-annual LIBOR plus 1.20%.
(4)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated based on semi-annual LIBOR plus 2%.
(5)	Subordinated time deposits can be redeemed from December 2007.
(6)	Brazilian benchmark interbank interest rate.

Mortgage indebtedness

     Mortgage indebtedness represents borrowings with original terms generally between 6 and 24 months and bears interest of TRF-R (Floating Reference Rate established daily by the Central Bank) plus 6.0% per annum to 22.0% per annum in 2003 and 6.0% per annum to 14.5% per annum in 2004. These instruments are regularly rolled forward for periods of more than one year, and are entirely collateralized by housing loans.

Foreign onlendings

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

     Foreign onlendings, consisting of long-term credit lines for project and trade finances, are payable up to December 15, 2011, with an average interest rate of 5.3% per annum.

Maturity of long-term debt

	As of December 31,

	2003		2004

2004	R$	5,198	R$	-
2005		1,910		3,142
2006		1,441		1,615
2007		938		1,681
2008		947		1,137
Thereafter		2,914		4,125

Total	R$	13,348	R$	11,700

Note 17 - Other Liabilities

	As of December 31,

	2003		2004

Pension investment contracts (1)	R$	2,860	R$	4,165
Provision for litigations (see Note 30)		1,856		2,378
Payable to merchants - credit card		494		1,738
Insurance claims reserve		827		810
Income taxes and other taxes payable		580		629
Social and statutory		282		401
Accounts pending settlement		233		332
Retirement plan reserve		212		318
Collection of third-party taxes, social contributions and other		395		317
Foreign exchange portfolio, net		92		203
Derivatives liability (see Note 28):
Swaps		261		202
Forward contracts		-		43
Option contracts		-		25
Employee related liabilities		140		149
Others		1,212		1,895

Total	R$	9,444	R$	13,605

_______________
(1) At December 31, 2004, the present value of expected annuitization payments at the expected annuitization date do not exceed the expected account balance at the expected annuitization date.

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

UNIBANCO

     Income taxes in Brazil comprise federal income tax of 25% and social contribution of 9%, which is an additional federal tax, resulting in a statutory tax rate of 34% for 2002, 2003 and 2004.

     The amounts reported as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

	For the year ended December 31,

	2002		2003		2004

Income before income taxes	R$	642	R$	1,381	R$	2,514
Less: Equity in results of unconsolidated companies		184		199		220

Tax basis		458		1,182		2,294

Tax expense at statutory rates		(156)		(402)		(780)

Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders' equity paid, net		22		158		198
Other permanent differences, net		(7)		92		57
Non-taxable capital gains		13		13		13
Non-taxable exchange gain (losses) on foreign assets		404		(215)		(28)
Non-taxable income from sale of investments in unconsolidated
companies (see Note 11 (d))		-		-		245

Income tax (expense) income	R$	276	R$	(354)	R$	(295)

     The payment of tax-deductible interest on equity was introduced as from January 1, 1996 as an option for profit distributions, which were previously permitted only in the form of non-tax-deductible dividends. In 2002 we opted to distribute substantially all amounts declared in the form of dividends rather than interest on equity.

     The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	As of December 31,

	2003		2004

Provision for credits losses	R$	496	R$	474
Other provisions not currently deductible (mainly provision for litigations)		519		762
Tax benefit on reorganization of subsidiaries		177		221
Tax loss carryforwards		703		676
Fair value adjustments on securities and derivatives financial instruments, net		63		18
Other temporary differences, mainly expenses recognized under U.S. GAAP
in advance of recognition under Brazilian GAAP and for tax purposes		89		30

Deferred tax assets		2,047		2,181

Effect of differences between indexes used for price-level restatement purposes for
tax and U.S. GAAP purposes, mainly relating to premises and equipment		7		10
Temporary differences relative to leasing depreciation		80		69
Others		14		2

Deferred tax liabilities		101		81

Net deferred tax asset, included in other assets	R$	1,946	R$	2,100

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

     Tax loss carryforwards have no expiration date, but are subject to a limitation of 30% of taxable income for the year. No valuation allowances have been created for these tax losses carryforwards, since we currently believe the realization of these future tax benefits to be more likely than not.

Note 19 - Stockholders’ Equity, Shareholders’ and Board of Directors’ Meetings

HOLDINGS

     On April 30, 2004, the Extraordinary Shareholders Meeting approved the reverse split of Holding’ common and preferred shares, including Units, which are share deposit certificates representing, each, one preferred share of Unibanco and one preferred share of Holdings, in the ratio of 100 shares to 1. The reverse split was implemented on August 30, 2004. The information regarding the years of 2004, 2003 and 2002 retroactively reflects this reverse stock split.

     At December 31, 2002, 2003 and 2004, the capital of Holdings comprises the following shares, without par value:

	As of December 31,

	2002 (1)	2003 (1)	2004(1)

Voting common shares	371,384,359	315,145,875	315,145,875
Non-voting class "A" preferred shares	38,435,413	-	-
Non-voting class "B" preferred shares	433,484,991	528,158,888	528,158,888

Total shares	843,304,763	843,304,763	843,304,763

____________________
(1) The information above has been adjusted to reflect the 2004 reverse stock split (100:1).

     At December 31, 2003, Holdings was authorized to issue, without change in the by-laws, 600,000,000 (equivalent to 60,000,000,000 prior to the reverse stock split of 2004) voting common shares, 38,435,413 (equivalent to 3,843,541,338 prior to the reverse stock split of 2004) non-voting class “A” preferred shares and 1,161,564,587 (equivalent to 116,156,458,662 prior to the reverse stock split of 2004) non-voting class “B” preferred shares.

     At December 31, 2004, Holdings was authorized to issue, without change in the by-laws, 600,000,000 voting common shares, and 1,200,000,000 non-voting preferred shares.

     On April 28, 2003, the Extraordinary Shareholders Meeting approved the conversion of class “A” preferred shares to class “B” preferred shares on a one for one basis, at any time, at the shareholder’s option. All shareholders converted their class “A” preferred shares into class “B” preferred shares in September 2003.

     On August 19, 2003, the Extraordinary Shareholders Meeting approved the conversion of common shares into class “B” preferred shares, on a one for one basis, at the shareholder’s option, until August 22, 2003. The conversion was limited to a maximum of 2/3 of common shares related to the total amount of shares. 56,238,484 (equivalent to 5,623,848,354 prior to the reverse stock split of 2004) common shares were converted into class “B” preferred shares.

     On April 30, 2004, the Extraordinary Shareholders Meeting, whereas there were no outstanding class “A” preferred shares remaining, and, therefore, it was no longer necessary to keep such denomination of shares’ classes in the by-laws of the Holdings, approved the exclusion of the denomination of class “A” preferred shares and class “B” preferred shares, and the consequent amendment of the denomination of class “B” preferred shares to “preferred shares”.

     Preferred shares have no voting rights, are entitled to receive a semi-annual minimum dividend of R$0.15 per share or semi-annual priority dividend of 1.5% of stockholders’ equity resulting in an annual priority dividend of 3% of stockholders’ equity, have priority in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented by such preferred shares. The common and preferred shareholders participate in equal conditions in capital increases from monetary restatement of revenues, reserves and income.

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

     The preferred shares of Holdings and Unibanco are traded also in the form of Share Deposit Certificates (Units) or Global Depositary Shares (GDS). Each GDS represents 5 Units and is traded in the international market.

     Appropriated retained earnings - Brazilian law and the Holdings’ by-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis. The purpose and basis of appropriation to such reserves are described below:

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

     There are no unappropriated retained earnings in Holdings’ statutory accounts at December 31, 2003 and 2004.

UNIBANCO

     On April 30, 2004, the Extraordinary Shareholders Meeting approved the reverse split of Unibanco’s common and preferred shares, including Units, in the ratio of 100 shares to one share. The reverse split was implemented on August 30, 2004. Therefore, the information regarding the years of 2004, 2003 and 2002 reflects the reverse stock split occurred in 2004.

At December 31, 2002, 2003 and 2004, the Bank’s capital comprised the following shares, without par value:

	As of December 31,

	2002 (1)	2003 (1)	2004 (1)

Voting common shares	755,687,443	755,658,168	755,658,168
Non-voting preferred shares	653,170,890	653,200,165	653,200,165

Total shares	1,408,858,333	1,408,858,333	1,408,858,333

____________________
(1) The information above has been adjusted to reflect the 2004 reverse stock split (100:1).

     At December 31, 2003, we were authorized to issue without change in the by-laws, 951,955,267 (equivalent to 95,195,526,716 prior to the reverse stock split of 2004) additional shares in the form of common or preferred shares.

     At December 31, 2004, we were authorized to issue without change in the by-laws, 951,955,267 additional shares in the form of common or preferred shares.

     Preferred shares carry no voting rights but have priority over common shareholders in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and the right to receive a priority dividend per share 10% greater than that distributed per share to common shareholders. All stockholders are entitled to receive, in total, a mandatory dividend of at least 35% of the Bank’s annual net income as stated in the statutory accounting records, adjusted for transfers to and from reserves.

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

     Unappropriated retained earnings in the Bank’s statutory accounts at December 31, 2003 and 2004 were R$3,009 and R$2,620, respectively.

TREASURY STOCK AND BUY-BACK PROGRAM - HOLDINGS AND UNIBANCO

(i)
On September 20, 2001 Unibanco’s Board of Directors and Holdings’ Board of Directors authorized a buy-back program for a period of three months. On December 27, 2001 the renewal of the buy-back program was approved.

In 2002, 414,000 (equivalent to 41,400,000 prior to the reverse stock split of 2004) preferred shares issued by Unibanco were repurchased at an average price of R$52.67. The minimum and maximum acquisition prices were R$52.30 and R$53.53.

(ii)
The Board of Directors of Unibanco and Holdings in the meeting held on February 12, 2003 authorized, for a period of three months, the acquisition at market prices of up to 2,561,783 (equivalent to 256,178,254 prior to the reverse stock split of 2004) Unibanco common shares, 30,331,857 (equivalent to 3,033,185,661 prior to the reverse stock split of 2004) Unibanco preferred shares, and 30,331,857 (equivalent to 3,033,185,661 prior to the reverse stock split of 2004) Holdings class “B” preferred shares, to be maintained in treasury for subsequent sale or cancellation, without capital reduction. During 2003, 2,280,000 (equivalent to 228,000,000 prior to the reverse stock split of 2004) Unibanco preferred shares were acquired, and 1,672,250 (equivalent to 167,225,000 prior to the reverse stock split of 2004) Units and 372,900 GDS (represents 5 Units – equivalent to 500 Units prior to the reverse stock split of 2004) issued by both Unibanco and Holdings were repurchased. Through a “Share Exchange Agreement”, Unibanco assigned and transferred to Holdings 3,536,750 (equivalent to 353,675,000 prior to the reverse stock split of 2004) class “B” preferred shares issued by Holdings acquired in the form of Units and GDS and Holdings assigned and transferred to Unibanco 3,536,750 (equivalent to 353,675,000 prior to the reverse stock split of 2004) preferred shares issued by Unibanco. Therefore, Unibanco recorded 9,353,500 (equival ent to 935,350,000 prior to the reverse stock split of 2004) preferred shares at an average price of R$46.16 as treasury stocks. The minimum and maximum acquisition prices were R$33.76 and R$54.15, respectively. As a consequence of the exchange offer, Holdings recorded 1,081,891,427 (equivalent to 10,081,891,427 prior to the reverse stock split of 2004) preferred shares, at book value, in counterpart of a reduction in Unibanco’s investment, in December 31, 2003. Holdings recorded 3,536,750 (equivalent to 353,675,000 prior to the reverse stock split of 2004) preferred shares class “B” at average price of R$47.85 per thousand shares as treasury stocks.

(iii)
During 2004, Unibanco and Holdings exchanged 10,000,000 Units (equivalent to 1 billion prior to the reverse stock split of 2004) for the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro SpA, which became the holder of 1.43% of Unibanco’s capital.

During 2004, in according with the exchange offer, were converted 233,798 (equivalent to 23,379,800 prior to the reverse stock split of 2004) preferred shares issued by Unibanco for 233,798 (equivalent to 23,379,800 prior to the reverse stock split of 2004) preferred shares issued by Holdings.

The fair value of treasury stocks at December 31, 2004, based on the Unit price at December 30, 2004, on the São Paulo Stock Exchange, was R$108 (2003 – R$236) in Unibanco and R$113 (2003 – R$170) in Holdings.

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

EXCHANGE OFFER AND GLOBAL OFFER - HOLDINGS AND UNIBANCO

     Exchange Offer

     Unibanco and Holdings offered to the holders of preferred shares in the Brazilian market the opportunity to exchange pairs of preferred shares for Units.

     From November 2003, the Conversion Program will be maintained for two years. Up to December 31, 2004, 5,392(equivalent to 539,200 prior to the reverse stock split of 2004) preferred shares were exchanged, allowing holders of Unibanco preferred shares and Holdings preferred shares as of the date of the Exchange Offer Announcement (September 15, 2003) to convert their pairs of preferred shares into Units.

     The average daily financial volume of Units negotiated in the Brazilian market increased by 46.7% in December 2004 compared to December 2003 and the corresponding Unit value increase by 28.1% in the same period.

     Global Offer

     In September 2003, Unibanco shareholders, Mizuho Corporate Bank Ltd. (Mizuho) and Commerzbank Aktiengesellschaft (Commerzbank), entirely and partially sold, respectively, their participation in Unibanco and Unibanco Holdings in a Global Offer in Brazil and abroad. Mizuho is no longer a shareholder of Unibanco and Commerzbank reduced its interest. The Units belonging to both were sold at the price of R$109.67 per thousand Units, totaling R$637 million and all the proceeds were received by Mizuho and Commerzbank.

     From the total number of Units sold, 17,000,000 (equivalent to 1,700 million prior to the reverse stock split of 2004) were distributed to non-institutional and institutional investors in Brazil and the remaining 41,000,000(equivalent to 4,100 million prior to the reverse stock split of 2004) were distributed, under the form of Global Depositary Shares – GDS, to investors abroad, on over-the-counter market. The Units sold represent 11.66% of the non-voting capital of Unibanco Holdings and 9.36% of Unibanco’s non-voting capital.

Note 20 – Restructuring Charges

     Restructuring charges directly related to our organizational restructuring. The cumulative amount incurred to date refers to post employment benefits of our organization restructuring related to severance benefits which includes prior advice, government severance indemnity fund and indemnity oF union agreement recorded as "Other liabilities" and "Other non-interest expense" in 2004 totaled R$45, representing the total amount to be incurred. In 2002 and 2003 no restructuring charges were recorded.

Note 21 - Fee and Commission Income

	For the year ended December 31,

	2002		2003		2004

Banking tariffs and other fees and commissions	R$	1,069	R$	1,347	R$	1,441
Credit card fees		395		407		527
Asset management fees		255		252		272
Collection fees		135		146		142

Total	R$	1,854	R$	2,152	R$	2,382

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

Note 22 – Insurance, Private Retirement Plan and Pension Investment Contracts

(a) Income

	For the year ended December 31,

	2002		2003		2004

Insurance premiums	R$	1,257	R$	1,417	R$	1,673
Pension investment contracts fee		21		36		10
Private retirement plan fee		13		15		92

Total	R$	1,291	R$	1,468	R$	1,775

(b) Expenses

	For the year ended December 31,

	2002		2003		2004

Adjustment to insurance reserves for claims	R$	91	R$	39	R$	87
Investment income credited to pension investment contracts		280		436		506
Insurance claims incurred		749		819		865
Private retirement plans benefits expenses		24		58		52
Commission expenses		162		314		388

Total	R$	1,306	R$	1,666	R$	1,898

Note 23 - Administrative Expenses

	For the year ended December 31,

	2002		2003		2004

Net occupancy expenses for premises and equipment	R$	644	R$	675	R$	766
Communication expenses		352		412		446
Technology expenses		253		277		312
External administrative services		304		260		329
Banking and brokerage fees		294		255		210
Advertising and publicity		140		172		211
Supplies		41		41		42
Other		174		218		233

Total	R$	2,202	R$	2,310	R$	2,549

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

Note 24 - Other Non-interest Income and Expense

	For the year ended December 31,

	2002		2003		2004

Other non-interest income:
Participation in reserves and funds of Unibanco’s retirement plan (a)	R$	-	R$	155	R$	-
Premium bond income		86		111		126
Provision for losses on foreclosed assets no longer required		25		34		11
Provisions for litigation no longer required		106		18		-
Foreign exchange rate variation on other liabilities		-		17		-
Gain on sale of foreclosed assets, investments
and premises and equipment		90		11		25
Gain on sale of unconsolidated companies (see Note 11)		-		-		1,574
Monetary correction of restricted escrow deposits		11		4		11
Exchange gain on foreign investments (b)		1,187		-		-
Others		209		359		538

Total	R$	1,714	R$	709	R$	2,285

	For the year ended December 31,

	2002		2003		2004

Other non-interest expense:
Exchange loss on foreign investments (c)	R$	-	R$	631	R$	83
Service, revenue and other taxes		425		485		473
Tax litigation expenses (e)		39		35		480
Civil litigation expenses		89		250		135
Credit card selling expenses		98		89		154
National financing system contributions		62		74		83
Expenses related to checks and billing, net		74		91		111
Loss on sale of foreclosed assets, unconsolidated
investments and premises and equipment		122		37		47
Statutory profit sharing		13		15		5
Provision for losses on foreclosed assets and unconsolidated
investments		31		14		8
Uninsured losses of branch network		7		13		15
Foreign exchange rate variation on other liabilities		33		-		9
Restructuring charges		-		-		45
Anticipation of retirement plan benefits (d)		-		-		20
Others		211		240		337

Total	R$	1,204	R$	1,974	R$	2,005

____________________
(a)
On December 1, 2003, in order to segregate the assets and liabilities related to Unibanco sponsors, the Secretaria de Previdência Complementar (Supplementary Retirement Department) approved the spin-off the defined contribution pension plan managed by Trevo – Instituto Bandeirantes de Seguridade Social. The total equity spun of was R$318, including R$156 of actuarial liability and R$162 of reserves and funds which were incorporated by Plano de Previdência Unibanco (Unibanco’s retirement plan). We recorded our respective participation in the reserves and funds related to Unibanco’s retirement plan as Item “Other assets - prepaid expenses” in the amount of R$35, “Other assets – others” in the amount of R$120 with the counter entry as an income in “Other non-interest income” in the amount of R$155.

(b)	During 2002 the real devalued against the U.S. dollar 52.3% (R$3.5333=US$1.00 at December 31, 2002).
(c)	During 2003 and 2004, the real appreciated against the U.S. dollar 18.2% and 8.1%, respectively (R$2.8892=US$1.00 at December 31, 2003 and R$2.6544 =US$1.00 at December 31, 2004).

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

(d)	We offered to our executives a program of anticipated retirement plan with supplemental benefits. Those eligible were executives with an age over 55 years and they could accept the plan between June and September 2004.
(e)	The increase of R$445 was mainly due to administrative claims and Brazilian Law 8,200.

Note 25 – Stock-based Compensation

     The Extraordinary Shareholders’ Meeting held on October 31, 2001, approved the stock option program, denominated “Performance”. The objective of “Performance” is to foster the executives’ long-term commitment to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to the “Performance” program, our executives can be granted stock or Unit options that can be exercised between 3 to 6 years from issuance. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

     The stock options were recorded on the basis of the fair value based method calculated on the date of grant using a Black-Scholes model with the following weighted average assumptions:

	2002	2003	2004

Expected volatility	56.2%	52.8%	50.6%
Risk-free interest rate	26.4%	24.7%	23.8%
Expected annual dividends per Unit	4.7%	5.4%	5.4%
Expected annual forfeited	2.0%	8.4%	13.6%
Expected option life	4.5 years	4.5 years	4.5 years

     As a result we recognized an expense of R$9, R$10 and R$10 during the year ended December 31, 2002, 2003 and 2004, respectively.

     The following table summarizes the changes in stock option plans during the years ended December 31, 2002, 2003 and 2004.

	2002 (1)					2003 (1)					2004 (1)

	Options (in thousands of Units)	Weighted average exercise price		Weighted average fair value at grant date		Options (in thousands of Units)	Weighted average exercise price		Weighted average fair value at grant date		Options (in thousands of Units)	Weighted average exercise price		Weighted average fair value at grant date

Balance, beginning of year	-	R$	-	R$	-	6,697,000	R$	9.12	R$	5.91	11,239,000	R$	9.30	R$	5.56
Granted	6,697,000		9.12		5.91	5,308,000		9.46		5.13	1,586,120		12.57		5.56
Forfeited	-		-		-	(766,000)		8.88		5.65	(1,521,500)		9.31		5.64

Balance at end of year	6,697,000	R$	9.12	R$	5.91	11,239,000	R$	9.30	R$	5.56	11,303,620	R$	9.76	R$	5.55

Options exercisable at year-end	-		-		-	-		-		-	-		-		-

____________________
(1) The information above has been adjusted to reflect the 2004 reverse stock split (100:1).

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

     The following table summarizes the information about stock options outstanding at December 31, 2004:

Range of exercise prices	Options	Weighted average
	(in thousands	remaining		Weighted average
	of Units)	contractual life		exercise price

R$6.90 – R$8.00	490,000	2.8	R$	7.06
R$8.01 – R$9.00	1,210,000	3.2		8.58
R$9.01 – R$10.00	7,683,500	2.7		9.51
R$10.01 – R$11.00	394,000	3.3		10.28
R$11.01 – R$12.00	830,000	4.9		11.80
R$12.01 – R$14.03	696,120	4.2		13.87

	11,303,620	3.0	R$	9.76

     As of December 31, 2004, there was R$26 of total unrecognized compensation cost related to nonvested stock options granted. That cost is expected to be recognized over a weighted average period of 2.7 years.

Note 26 - Comprehensive Income

HOLDINGS

	For the year ended December 31,

	2002		2003		2004

Net income reported in statement of income	R$	476	R$	498	R$	1,171

Unrealized gains (losses) on securities available for sale:
Unrealized holding gains (losses) arising during the period		(115)		258		15
Reclassification adjustment for (gains) losses on available for
sale securities included in net income		(30)		(115)		48
Unrealized gains (losses) on cash flow hedging instruments:
Unrealized gains (losses) arising during the period		(18)		(56)		32
Reclassification adjustment for (gains) losses on cash flow
hedging instruments included in net income		-		1		41

Other comprehensive income (loss) before tax		(163)		88		136
Income tax related to items of other comprehensive income (loss)		55		(30)		(46)

Other comprehensive income (loss), net of tax		(108)		58		90

Comprehensive income	R$	368	R$	556	R$	1,261

Accumulated other comprehensive income (loss) is as follows:

	For the year ended December 31,

	2002		2003		2004

Beginning balance	R$	(33)	R$	(141)	R$	(83)
Current period change		(108)		58		90
Securities available for sale		(96)		94		42
Cash flow hedging instruments		(12)		(36)		48

Ending balance	R$	(141)	R$	(83)	R$	7

     The total accumulated other comprehensive (losses) gains includes R$(129) in 2002, R$(35) in 2003 and R$7 in 2004 of securities available for sale and R$(12) in 2002 and R$(48) in 2003 of cash flow hedging instruments.

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

UNIBANCO

	For the year ended December 31,

	2002		2003		2004

Net income reported in statement of income	R$	803	R$	873	R$	2,063

Unrealized gains (losses) on securities available for sale:
Unrealized holding gains (losses) arising during the period		(193)		432		25
Reclassification adjustment included in net income for (i) (gains)
losses on available for sale securities and (ii) other than
temporary losses		(49)		(193)		80
Unrealized gains (losses) on cash flow hedging instruments:
Unrealized gains (losses) arising during the period		(30)		(97)		54
Reclassification adjustment for (gains) losses on cash flow
hedging instruments included in net income		-		2		70

Other comprehensive income (loss) before tax		(272)		144		229
Income tax related to items of other comprehensive income (loss)		92		(49)		(78)

Other comprehensive income (loss), net of tax		(180)		95		151

Comprehensive income	R$	623	R$	968	R$	2,214

Accumulated other comprehensive income (loss) is as follows:

	For the year ended December 31,

	2002		2003		2004

Beginning balance	R$	(54)	R$	(234)	R$	(139)
Current period change		(180)		95		151
Securities available for sale		(160)		157		69
Cash flow hedging instruments		(20)		(62)		82

Ending balance	R$	(234)	R$	(139)	R$	12

     The total accumulated other comprehensive (losses) gains includes R$(214) in 2002, R$(57) in 2003 and R$12 in 2004 of securities available for sale and R$(20) in 2002 and R$(82) in 2003 of cash flow hedging instruments.

Note 27 - Fair Value of Financial Instruments

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

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

     The following table summarizes the carrying amount and fair value estimates for our financial instruments:

	As of December 31,

	2003				2004

	Carrying amount		Fair value		Carrying amount		Fair value

Assets
Cash, due from banks, federal funds sold and
securities purchased under resale agreements
and interest bearing deposits in other banks	R$	12,572	R$	12,577	R$	16,833	R$	16,829
Central Bank compulsory deposits		4,116		4,116		4,808		4,808
Trading assets, including derivatives		5,867		5,867		7,442		7,442
Securities available for sale		3,024		3,024		2,595		2,595
Securities held to maturity		5,775		6,166		4,838		5,080
Gross loans, excluding leases		25,568		25,024		30,738		29,835
Liabilities
Deposits		25,700		25,704		33,775		33,776
Federal funds purchased and securities
sold under repurchase agreements		6,750		6,750		6,687		6,687
Short-term borrowings		3,113		3,113		2,677		2,677
Long-term debt		13,348		13,264		11,700		11,569
Derivatives liabilities (a)		261		261		270		270
__________________
(a) Recorded as other liabilities (see Note 17).

     We have reviewed the outstanding portion of commitments to extend credit as well as standby and other letters of credit, and have determined the difference between the amounts committed and the fair value of such financial instruments (see Note 29).

     Fair value estimates, methods and assumptions are set forth below for our financial instruments.

Financial assets

Cash and cash equivalents, Interest-bearing deposits in other banks and Central Bank compulsory deposits

     The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, Interest-bearing deposits in other banks, Federal funds sold and securities purchased under resale agreements and Central Bank compulsory deposits approximate their fair values. Cash and cash equivalents include: interest-bearing deposits in other banks, federal funds sold and securities purchased under resale agreements, all of which generally have original maturities of less than three months, except for R$675 in 2003 and R$927 in 2004 of interest-bearing deposits in other banks and R$207 in 2004 of federal funds sold and securities purchased under resale agreements, with original maturities higher than three months.

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

Off-balance sheet financial instruments

     The fair value of commitments to extend credit is estimated based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit quality of the counterparties. The fair value of standby and commercial letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with the counterparties (see Note 29).

Note 28 – Derivatives and Risk Management

(a) Purposes and Use Policies

     We use derivative financial instruments to manage our own overall exposures or to assist our clients, in managing market risks, foreign exchange rates risk and interest rate risk. We also enter into derivative contracts for trading purposes to take advantage of market opportunities in order to aggregate value in our results.

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

Market Risk

     The policy regarding market risk exposure is in our belief conservative, independently supervised and controlled, and based on limits established by the financial and risk committees. Trading and positioning activities are conducted within clear limits by the risk committee and ratified by the financial committee. The market risk exposure is limited by managing the currency, maturity and interest rate mismatches. Exposure limits for the treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of our banking activities. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

     The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using historical and macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

     We manage our risk exposure on a centralized basis by transfering all risks and mismatches to the treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

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

     To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, we created an internal control structure. This features a listing of risks and controls to standardize language and facilitate risk and control understanding by all staff members. It also includes an internal control system, which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and assess the effectiveness of current controls. This process allows controls to be improved, resulting in reduced risk exposure.

     The collected data provide support for the monitoring and performance evaluation of the Units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operating risk exposure.

     In order to provide a better risk analysis, a structured and automated model of risk evaluation for new products and operations were implanted, facilitating the culture dissemination and the increase of the results for an effective process of risk management at Unibanco. This simple and agile process generates greater efficiency in the processes and business management, allowing the reduction and losses through foresees actions.

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

     The following table presents the notional, notional at fair value and credit risk amounts at December 31, 2003 and 2004 of derivative positions held for trading and hedging purposes.

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

	As of December 31,

	2003						2004

	Notional		Fair value, net (1)		Credit risk		Notional		Fair value, net (1)		Credit risk

Interest rates:
Swap contracts:
Hedge	R$	1,541	R$	478	R$	66	R$	-	R$	-	R$	-
Non-hedge		3,667		1,267		312		6,331		3,098		451
Future contracts – purchased position:
Hedge		3,017		3,017		-		8,446		8,446		-
Non-hedge		13,863		13,863		-		14,319		14,319		-
Future contracts – sold position:
Hedge		(54)		(54)		-		-		-		-
Non-hedge		(4,720)		(4,720)		-		(17,243)		(17,243)		-
Forward contracts - Non-hedge		21		22		-		152		(231)		30
Foreign currency:
Swap contracts:
Hedge		884		(501)		7		-		-		-
Non-hedge		3,066		1,195		18		2,646		(2,450)		52
Future contracts – purchased position- Non-hedge		702		702		-		1,078		1,078		-
Future contracts – sold position- Non-hedge		(1,191)		(1,191)		-		(982)		(982)		-
Forward contracts- Non-hedge		236		281		67		403		274		91
Option contracts – purchase option - Non-hedge		241		-		-		78		1		1
Option contracts – sale option – Non-hedge		245		-		-		1,420		(25)		-
Exchange coupon:
Future contracts – purchased position- Non-hedge		3,678		3,678		-		1,026		1,026		-
Future contracts-sold position- Non-hedge		(4,075)		(4,075)		-		(395)		(395)		-
Equity securities:
Forward contracts- Non-hedge	R$	8	R$	8	R$	8	R$	7	R$	7	R$	7

Total credit risk					R$	478					R$	632

_________________________
(1) Includes both long and short positions, net.

Non-hedging transactions

     Interest rate and currency swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The original maturity on these contracts at December 31, 2004 ranges from 3 days to 9 years. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions, due to movements in interest rates and the exchange rate of currencies.We have liabilities related to other interest rate and currency swaps in the amounts of R$261 and R$202 that are classified as “Other liabilities” at December 31, 2003 and 2004, respectively.

     Interest rate and currency futures and forwards contracts are contracts for the delayed delivery of an instrument at a specified price or yield. The notional amounts represent the face value of the underlying instrument for which daily cash settlements of the price movements are made for the future contracts. Maturities of these contracts at December 31, 2004 range from 1 day to 9 years. The credit risk associated with future and forwards contracts is minimized due to daily or monthly cash settlements and by entering into transactions with a select number of high-quality institutions.

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

     Options are contracts which (i) transfer, modify, or reduce interest rate risk, or (ii) allow us to purchase or sell a currency in exchange for the payment of a premium at inception of the contract. As a purchaser of options, we pay a premium and as the writer of options, receive a premium in exchange for bearing the risk of unfavorable movements in future interest rates and market prices for the underlying currency.

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

     Fair value hedge: At December 31, 2003 there were swap contracts with notional amounts of R$1,837 accounted for at fair value and recognized as hedge of the changes in fair value of our loans and long-term-debt-mortgage indebtedness. We do not hold any derivative financial instruments designated as fair value hedge as of December 31, 2004.

     Cash flow hedge: At December 31, 2003 there were future operations and swap contracts with notional amounts at fair value of R$2,963 and R$1,376, respectively, as hedge of the variability in expected future cash flows associated with the Yen fluctuations, the Brazilian benchmark interbank interest rate (CDI) and the referential rate (TR) relating to certain loans, time deposits and mortgage indebteness.

     At December 31, 2004, there were future operations with notional amounts at fair value of R$8,446, as hedge of the variability in expected future cash flows associated with the Brazilian benchmark interbank interest rate (CDI) relating to certain time deposits. During the next twelve months we expect to reclassify to earnings R$1 of pretax net losses, or R$0.6 after tax, on cash flow hedge derivatives currently reported in “accumulated other comprehensive losses”. The maximum length of time over which we are hedging exposure to the variability in future cash flow is through January 2007.

     If at any time, we determine that these derivatives are not expected to be or have ceased to be highly effective as a hedge, the derivative expires or is sold, or we discontinue the derivative’s hedge designation, we will discontinue the hedge accounting. In those circumstances, the net gain or loss remain in “Accumulated other comprehensive losses” and will be recognized in earnings in the same period or periods during which the hedged transaction affects earnings. Otherwise, the amounts included in “Accumulated other comprehensive losses” will be recognized in earnings as changes in the expected cash flows from the hedged interest expenses on time deposits and marketable securities occur.

     In 2004, we discontinued swap contracts with notional amounts at fair value of R$1,413, as hedge of the changes in fair value of our loans and long term-debt – mortgage indebtedness, and R$903, as hedge of the variability in expected future cash flows associated with the yen fluctuation and the referential rate (TR) relating to certain loans, subordinated debt and mortgage indebtedness. We recognized a loss of R$18 in “Net gains (losses) on securities and non-trading derivatives”, as an effect of our management’s decision to discontinue the derivative’s hedge designation.

     For the years ended December 31, 2003 and 2004 we recognized no gain or loss regarding the ineffectiveness of our cash flow or fair value hedges.

     The carrying value, represented by fair value, of all derivatives described above are included in trading account assets and in other liabilities – derivative liability, as summarized in Notes 6 and 17.

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

Note 29 – Off-balance Sheet Financial Arrangements

Financial guarantees

     As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers which are summarized as follows:

		Contractual amounts

		As of December 31,

	2003		2004		Less than one year		1 to 3 years		3 to 5 years		After 5 years		No stated maturity

Co-obligation for credit
assignment	R$	29	R$	2	R$	1	R$	-	R$	-	R$	1	R$	-
Guarantees		3,207		4,197		948		1,768		767		591		123
Standby letters of credit and other
letter of credit		118		168		168		-		-		-		-

     At December 31, 2003 and 2004, the carrying value of financial guarantees is recorded in “Other liabilities” in the amount of R$8 and R$42, including the provision for probable losses in the amount of R$1 and R$25, respectively.

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

     Additionally, at December 31, 2003 and 2004 we have contractual amounts of R$11,955 and R$16,711, respectively, of unfunded commitments to extend credit for a specified time period to lend to customers who have complied with predetermined contractual conditions. These contracts have maturities of less than one year and can be renewed.

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

Note 30 - Commitments and Contingent Liabilities

Assets under management

     We manage a number of investment funds which are available to institutional investors and the general public. These assets in the amount of R$23,168 and R$27,765 at December 31, 2003 and 2004, respectively, are not included in our consolidated balance sheet. Fees are generally charged monthly, at average rates of 1.3% per year (for 2003 and 2002) and 1.1% for 2004 of the market value of the assets under management. We do not guarantee minimum returns or the principal amount invested on such funds.

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

     The changes in the provision for probable losses in 2002, 2003 and 2004 were as follows:

	As of December 31,

	2002		2003		2004

Balance, beginning of year	R$	1,396	R$	1,453	R$	1,856
Provision charged		407		844		1,097
Provision of acquired companies		-		-		91
Payments		(244)		(424)		(545)
Reversal of provisions no longer required		(106)		(17)		(121)

Balance, end of year (see Note 17)	R$	1,453	R$	1,856	R$	2,378

     The related restricted escrow deposits for contingencies is shown in Note 13.

Tax litigation

     Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully recorded until the liability is settled or reversed, based on a new legal facts.

Labor litigation

     Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. The contingency amount for probable losses is recorded as provision, based on the average of payments made.

Civil litigation

     Unibanco and its subsidiaries are party to other actions and claims including certain claims together with other Brazilian financial institutions relating, mainly, to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates for periods less than one year in their operations; (iii) losses related to lease contracts involving foreign exchange variations; and (iv) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim.

Other commitments

     We lease many properties under standard real estate leases that can be canceled at our option and include renewal options and escalation clauses for adjusting rentals to reflect changes in price indices. During 2002 and 2004, we sold many properties used as branches and, subsequently, we rented them for the purpose of continuing our operations. Fines on rescission of real estate leases were R$28, R$31 and R$48 in 2002, 2003 and 2004, respectively. Expenses of real estate leases were R$118, R$153 and R$189, in 2002, 2003 and 2004, respectively. The following table set forth the real estate leases commitments:

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

2005	R$	178
2006		157
2007		134
2008		107
2009		76
Thereafter		167

Total	R$	819

     Our monthly amount of rental payments with no stated maturity, in renew process and under litigation is R$1.

Note 31 - Regulatory Matters

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

     In accordance with the Central Bank rules, banks are required to calculate compliance with the minimum requirement on either a partial consolidated basis (considering only the institutions regulated by the Central Bank, including investments and branches abroad) or full consolidated basis (considering all institutions owned by the banks, including insurance, savings and annuities products, private retirement and credit card companies). The minimum capital ratio requirement in Brazil is 11%. The following table sets forth the capital ratios:

	As of December 31,

	Partial consolidation (a)		Full consolidation (b)

	2003	2004	2003	2004

In accordance with the Central
Bank requirements
Tier I Capital	15.52%	13.49%	15.58%	13.62%
Tier II Capital	3.08	2.78	2.86	2.08

Total Capital	18.60%	16.27%	18.44%	15.70%

______________________
(a)	Partial consolidation excludes non-financial subsidiaries.
(b)	Full consolidation includes both financial and non-financial subsidiaries.

     Currently, the Central Bank does not limit the amount of dividends which may be paid subject to the capital requirements set forth above. As of each reporting date, we were in compliance with all capital requirements imposed by the Central Bank.

     In June 2004, after five years of debates and revisions, the Bank for International Settlements Committee on Banking Supervision, or BIS, endorsed the publication of the International Convergence of Capital Measurement and Capital Standards: a Revised Framework, commonly known as Basel II. On December 9, 2004, the Central Bank, in Communication 12,746, expressed its intention to adopt Basel II in Brazil. The Communication indicates that the Central Bank intends to adopt Basel II gradually, with caution and appropriate adaptation to Brazilian needs.

     Additionally, the Central Bank limits the amount of investments in consolidated subsidiaries not engaged in banking, leasing or securities activities and in unconsolidated companies, premises and equipment and intangible assets to 50% of stockholders’ equity on a consolidated basis. The Central Bank also limits unconsolidated investments, premises and equipment and intangible assets to 50% of stockholders’ equity on a full consolidated basis. At December 31, 2003 and 2004 our total investment in such assets was less than the Central Bank limit.

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

Note 32 - Segment Information

     We operate as a full service financial institution providing a wide range of financial products and services to a diversified individual and corporate customer base. Our businesses comprise retail, wholesale, insurance and wealth management industries. See further details in Note 1.

     The following tables present a summary of our operations for the years ended December 31, 2002, 2003 and 2004, by segment, in accordance with SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”.

	For the year ended December 31, 2002

	Retail		Wholesale		Insurance		Wealth management		Eliminations		Total

Net interest income	R$	3,214	R$	1,334	R$	693	R$	61	R$	-	R$	5,302
Provision for loan losses		(1,030)		(269)		1		7		-		(1,291)
Non interest income
Insurance, private retirement
plan and pension investment
contracts		-		-		1,291		-		-		1,291
Equity in results of unconsolidated
companies		194		(21)		6		5		-		184
Fee and commission income		1,330		292		1		300		69		1,854
Other		878		(982)		8		3		20		(113)
Non interest expense
Salaries and benefits and
administrative expense		(3,233)		(333)		(247)		(213)		(41)		(3,985)
Insurance, private retirement
plan and pension investment
contracts		-		-		(1,306)		-		-		(1,306)
Other		(973)		(167)		(186)		(16)		(48)		(1,294)

Income before taxes and minority
interest		380		(146)		261		147		-		642
Income taxes		78		295		(57)		(40)		-		276
Minority interest		(2)		-		(112)		(1)		-		(115)

Net income	R$	456	R$	149	R$	92	R$	106	R$	-	R$	803

Identifiable assets	R$	23,889	R$	41,864	R$	4,720	R$	2,156	R$	641	R$	71,988

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

	For the year ended December 31, 2003

	Retail		Wholesale		Insurance		Wealth management		Eliminations		Total

Net interest income	R$	3,893	R$	163	R$	910	R$	58	R$	-	R$	5,024
Provision for loan losses		(839)		(52)		2		8		-		(881)
Non interest income
Insurance, private retirement
plan and pension investment
contracts		-		-		1,468		-		-		1,468
Equity in results of unconsolidated
companies		200		(11)		10		-		-		199
Fee and commission income		1,613		329		1		295		86		2,152
Other		669		916		95		18		14		1,684
Non interest expense
Salaries and benefits and
administrative expense		(3,650)		(387)		(314)		(206)		(23)		(4,534)
Insurance, private retirement
plan and pension investment
contracts		-		-		(1,712)		-		(46)		(1,666)
Other		(1,354)		(603)		(119)		(20)		(31)		(2,065)

Income before taxes and minority
interest		532		355		341		153		-		1,381
Income taxes		(41)		(183)		(83)		(47)		-		(354)
Minority interest		(21)		-		(133)		-		-		(154)

Net income	R$	470	R$	172	R$	125	R$	106	R$	-	R$	873

Identifiable assets	R$	21,416	R$	38,041	R$	5,948	R$	1,909	R$	1,267	R$	66,047

	For the year ended December 31, 2004

	Retail		Wholesale		Insurance		Wealth management		Eliminations		Total

Net interest income	R$	4,313	R$	451	R$	970	R$	41	R$	1	R$	5,774
Provision for loan losses		(807)		(139)		(1)		(1)		-		(948)
Non interest income
Insurance, private retirement
plan and pension investment
contracts		-		-		1,775		-		-		1,775
Equity in results of unconsolidated
companies		207		-		13		-		-		220
Fee and commission income		1,858		282		16		321		95		2,382
Other		1,965		492		12		8		13		2,464
Non interest expense
Salaries and benefits and
administrative expense		(4,156)		(399)		(343)		(222)		(22)		(5,098)
Insurance, private retirement
plan and pension investment
contracts		-		-		(1,978)		-		(80)		(1,898)
Other		(1,556)		(389)		(207)		(11)		(6)		(2,157)

Income before taxes and minority
interest		1,824		298		257		136		1		2,514
Income taxes		(116)		(136)		(11)		(32)		-		(295)
Minority interest		(63)		-		(93)		-		-		(156)

Net income	R$	1,645	R$	162	R$	153	R$	104	R$	1	R$	2,063

Identifiable assets	R$	28,003	R$	42,067	R$	7,660	R$	1,447	R$	1,319	R$	77,858

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

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

Note 33 - Parent Company Financial Information

    Condensed financial information of Holdings, the Parent Company, is presented below:

	As of December 31,

Balance sheet:	2003		2004

Interest-bearing deposits with banks	R$	11	R$	41
Investment in Unibanco		4,024		5,096
Dividends receivable		113		143
Other assets		23		26

Total assets	R$	4,171	R$	5,306

Dividends payable	R$	103	R$	125
Other liabilities		42		85
Stockholders' equity		4,026		5,096

Total liabilities and stockholders' equity	R$	4,171	R$	5,306

	For the year ended December 31,

Statement of income:	2002		2003		2004

Interest on deposits in banks	R$	1	R$	2	R$	4
Dividends from Unibanco		198		247		305
Equity in undistributed earnings of Unibanco		278		271		911
Non-interest expense		1		22		49

Net income	R$	476	R$	498	R$	1,171

Statement of cash flows:
Operating activities:
Net income	R$	476	R$	498	R$	1,171
Less – Equity and dividends in earnings of Unibanco		476		518		1,216
Change in assets and liabilities
Other assets		7		(37)		(3)
Other liabilities		(6)		31		43

Net cash provided by operating activities		1		(26)		(5)

Investing activities:
Cash dividends received		194		255		275
Cash dividends paid		(194)		(227)		(240)

Net cash used in investing activities		-		28		35

Financing activities:
Net increase (decrease) in short-term borrowing		(1)		-		-

Net cash provided by financing activities		(1)		-		-

Net increase in cash and cash equivalents		-		2		30
Cash and cash equivalents at beginning of year		9		9		11

Cash and cash equivalents at end of year	R$	9	R$	11	R$	41

Note 34 – Subsequent Events

Secondary Units Offer

     In February 2005, Commerzbank Aktiengesellschaft and BNL International Investments S.A. sold, through a secondary public distribution, 45,897,387 Units, representing 7.2% of the preferred shares of Unibanco and 8.9% of the preferred shares of Unibanco Holdings. The secondary offering included the public in Brazil, certain qualified institutional buyers in the United States and institutional and other investors elsewhere outside Brazil and the United States that are not U.S. persons.

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

     In May 2005, Caixa Geral de Depósitos, the former controller of Banco Bandeirantes S.A., paid us the indemnity due under the Association Agreement executed between, among others, ourselves and Caixa Geral de Depósitos, in the total amount of approximately R$238, being R$200 in relation to contingencies of Banco Banorte S.A. and R$38 in relation to the settlement of the graphic account referred to Banco Bandeirantes S.A.

     On June 3, 2005 we signed an agreement to acquire from Grupo Verdi, the remaining 49% of the capital of Banco Dibens S.A. (see Note 1). The value of the transactions was R$128. Banco Dibens operates in the Brazilian financial market providing comercial, foreign exchange, investment and consumer financing. This transaction is subject to the approval of the Central Bank of Brazil and other relevant authorities.

Exhibit 1.1
(FREE TRANSLATION)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE BY-LAWS

CHAPTER I

Name, Head Office, Purpose and Term

Article 1: UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A., with head offices and legal venue in the City of São Paulo, State of São Paulo, hereinafter referred to as UNIBANCO, shall be governed by these corporate Bylaws and by the applicable legal provisions.

Article 2: UNIBANCO is incorporated for the purpose of engaging in any lawful activity or service, including currency exchange transactions, in which commercial banks may engage. UNIBANCO may also participate in other companies, pursuant to the applicable legal and statutory provisions.

Sole Paragraph: UNIBANCO shall not:

a) acquire real property not intended for its own use, except in the cases permitted by law or regulations;

b) issue debentures or founder shares (partes beneficiárias).

Article 3: UNIBANCO shall exist for an indefinite period of time.

CHAPTER II

Capital Stock and Shares

Article 4: The capital stock of UNIBANCO is R$ 5,000,000,000.00 (five billion reais) divided into 1,408,858,332 (one billion, four hundred eight million, eight hundred fifty eight thousand, three hundred and thirty-two) registered shares, with no par value, of which 755,658,168 (seven hundred fifty five million, six hundred fifty eight thousand, one hundred and sixty eight) are common shares and 653,200,164 (six hundred fifty three million, two hundred thousand, one hundred and sixty four) are preferred shares.

First Paragraph: UNIBANCO may issue, without amendment to these By-laws, up to 951,955,267 (nine hundred fifty one million, nine hundred fifty five thousand, two hundred and sixty seven) additional common or preferred shares, subject to the following rules:

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

Exhibit 1.1
(FREE TRANSLATION)

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

Article 7: UNIBANCO may, pursuant to these By-laws and in accordance with the applicable regulations, issue Share Deposit Certificates, hereinafter referred to as UNITS, which represent preferred shares with no voting rights, deposited at UNIBANCO, and issued by:

a) UNIBANCO; and

b) UNIBANCO HOLDINGS S.A., a publicly held company, with head offices in the City of São Paulo, capital of the State of São Paulo, registered under Corporate Taxpayers Enrollment (“CNPJ”) under No. 00.022.034/0001 -87, hereinafter referred to as HOLDINGS.

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

Exhibit 1.1
(FREE TRANSLATION)

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

Article 10: UNITS shall be in book-entry form and shall be kept by UNIBANCO in an account maintained in the name of their holder; and:

a) the transfer of UNITS shall be performed by a record in UNIBANCO's registry, to the debit of the transferor’s UNITS account and to the credit of the transferee’s UNITS account, upon receipt of a written order from the transferor, or upon a court authorization or order, in an appropriate document that shall remain with UNIBANCO;

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

d) the statement shall include the place and the date of issuance, UNIBANCO’s name, an indication that it is a statement of a UNITS' (Registered Share Deposit Certificate) account, the specification of the shares deposited, a statement that the shares deposited, their income and the amount received in the case of redemption or amortization shall only be delivered to the holder of the UNITS' account or upon an order in writing from said holder, the name and identification of the holder of the UNITS' account, the price charged by UNIBANCO for the deposit, if applicable, and the places where the holders of the UNITS can obtain assistance;

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

g) the Board of Directors of UNIBANCO may, at any time, suspend the cancellation of the UNITS for a specified period of time, subject to the following circumstances:

I – an announcement by HOLDINGS or by UNIBANCO stating that they intend to grant UNIBANCO' shareholders the option of converting their shares into UNITS, in which case the suspension period shall not exceed 90 (ninety) days;

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

Exhibit 1.1
(FREE TRANSLATION)

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

Exhibit 1.1
(FREE TRANSLATION)

CHAPTER III

General Shareholders Meeting

Article 12: The general shareholders´ meeting shall be held ordinarily within the four (4) months immediately following the end of the fiscal year, for the purposes established in law, and extraordinarily, whenever corporate interests so require.

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

Exhibit 1.1
(FREE TRANSLATION)

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

II – decide upon the annual report to shareholders, the Board of Officers’ accounts and the Financial Statements of each fiscal year to be submitted to the Shareholders' Meeting;

f) establish the compensation of each of the members of the Board of Directors, the Board of Officers and of the Audit Committee, within the global amount approved by the Shareholders’ Meeting;

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

Exhibit 1.1
(FREE TRANSLATION)

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

t) establish rules for the filing of shareholders agreements, in accordance with the Second Paragraph of Article 13 of these By-laws;

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

Exhibit 1.1
(FREE TRANSLATION)

II – the Vice-Chairman shall be replaced by any other Director appointed by the Chairman of the Board of Directors;

III– all other Directors by a replacement appointed by the Board of Directors;

IV– if a majority or all positions on the Board of Directors are vacant, a Shareholders Meeting shall be called to hold a new election.

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

SECTION II

The Board of Officers

Article 20: The Board of Officers shall comprise a maximum of 150 (one hundred and fifty) members, resident in the Country, shareholders or not, elected by the Board of Directors, with a term of office of 1 (one) year, eligible for reelection, being:

a) 1 (one) President;

b) up to 10 (ten) Executive Vice Presidents and Vice Presidents;

c) up to 139 (one hundred thirty nine) Executive Officers, Officers and Deputy Officers.

First Paragraph: - The President, the Executive Vice Presidents, the Vice Presidents and the Executive Officers shall compose the Board of Executive Officers.

Second Paragraph: - The age limit for holding a position in the Board of Officers shall be sixty (60) years of age. The Board of Directors may extend such limit, according to the nature of the relevant area of work.

Third Paragraph: - Until 07.01.2004, the Board Of Officers will have 1 (one) Executive President – Retail Banking Group, and after this date this position shall be extinguished.

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

Article 22: It is incumbent upon the President:

Exhibit 1.1
(FREE TRANSLATION)

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

Second Paragraph: The jointly decisions of the President, the Executive Vice-Presidents and the Vice-Presidents shall be taken by a majority of votes in the presence of at least half of its elected members. The President shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Article 24: It is incumbent upon the Executive Officers and to the Officers:

I – the management and supervision of the areas which shall be assigned to them by the Board of Directors and/or by the Board of Executive Officers; and

II – the supervision and coordination of the performance of the Officers and Deputy Officers which are under their direct supervision.

Article 25: It is incumbent upon the Deputy Officers the management and supervision of the areas which shall be assigned to them by the Board of Executive Officers or by Board of Officers.

Article 26: The replacement of the members of the Board of Officers shall be carried out as follows:

a) in the cases of temporary replacement:

I - the replacement of the President shall be appointed by the Board of Directors, as set forth in item “h” of Article 16;

Exhibit 1.1
(FREE TRANSLATION)

II - the duties of the Executive Vice-Presidents and of the Vice Presidents shall be performed by a replacement appointed, from among the elected Executive Officers, by the President;

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

c) UNIBANCO's participation in auction processes;

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

Exhibit 1.1
(FREE TRANSLATION)

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

Article 31:- As soon as their election is approved by the Central Bank of Brazil, the members of the Board of Directors, the Board of Officers and the Audit Committee shall be invested in their positions by having their respective terms of office recorded in the Book of Minutes of the Meetings of the Board of Directors, of the Board of Officers and of the Audit Committee, respectively, which terms of office shall also be recorded in the cases of replacement specified in Articles 19, 26 and 37.

Sole Paragraph:- If the term of office is not executed within thirty (30) days of the date of approval by the Central Bank of Brazil, the appointment shall become void, except if a justification is accepted by the administrative body for which the individual was elected.

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

First Paragraph:- The Audit Committee shall have one Chairman chosen by the Board of Directors.

Second Paragraph:- At least one member of the Audit Committee must have proved accounting or related financial management expertise, that qualifies him as an audit committee financial expert.

Third Paragraph:- The members of the Audit Committee may be Directors.

Fourth Paragraph:- This Audit Committee shall be a single committee for the entire Conglomerate Unibanco, as set forth in law.

Exhibit 1.1
(FREE TRANSLATION)

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

Article 38:- It is incumbent upon the Committee of Audit:

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

Exhibit 1.1
(FREE TRANSLATION)

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

First Paragraph:- The meetings of the Audit Committee may be called by any member of the Audit Committee.

Second Paragraph:- The decisions of the Audit Committee shall be taken by a majority of votes in the presence of at least half of its members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph:- The minutes of the meetings shall be recorded in the appropriate Book of Minutes of Meetings of the Audit Committee.

Article 41:- The members may be dismissed at any time by decision taken by the Shareholders Meetings.

CHAPTER VI

The Audit Board

Article 42:- UNIBANCO shall have an Audit Board that shall be comprised of at least three (3) and at most five (5) permanent members and an equal number of alternates, with duties as set forth in law.

First Paragraph: The Audit Board shall only operate in those fiscal years in which the shareholders, in accordance with the provisions of law, request its institution.

Second Paragraph: The Shareholders Meeting at which the institution of the Audit Board is requested shall elect its members and determine their compensation.

Exhibit 1.1
(FREE TRANSLATION)

Third Paragraph: The term of office of the members of the Audit Board shall end at the Annual Shareholders Meeting following its institution.

CHAPTER VII

Fiscal Year, Financial Statements, Reserves and Dividends

Article 43 - The fiscal year shall begin on the 1st day of January and shall end on December 31st of each year.

Article 44: - On the last day of each calendar semester the following financial statements shall be prepared, in accordance with the applicable legal provisions:

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

Exhibit 1.1
(FREE TRANSLATION)

III - the amount for the establishment of the reserve for contingencies mentioned in item “c” of this paragraph and the reversal of the reserves set up in previous fiscal years.

e) establishment of the following statutory reserves taken from the net profit remaining after the deductions provided for in items “a” through “d” of this paragraph:

I - 2% (two percent) for the establishment of a Currency Exchange Risk Reserve, up to the limit of 20% (twenty percent) of the corporate capital;

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

Eighth Paragraph: For the purpose of calculating the amount of the mandatory dividends to be distributed, any interest distributed to the shareholders shall be considered, up to the limit of the LONG TERM INTEREST RATE (TAXA DE JUROS DE LONGO PRAZO - TJLP), as provided in the Seventh Paragraph of Article 9 of Law no. 9,249 of December 26, 1995, including those paid to the account of profits or reserves mentioned in the Sixth Paragraph of this article.

CHAPTER VIII

Liquidation

Article 45: UNIBANCO shall enter into liquidation in the cases determined by law or by decision of the Shareholders Meeting, which shall establish the form of liquidation and shall appoint the liquidators and the Audit Board, if the institution thereof is requested, to operate during the liquidation period.

CHAPTER IX

General Provisions

Exhibit 1.1
(FREE TRANSLATION)

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

CHAPTER X

Transitory Provisions

Article 48: The company shall keep in its accounting records, as a Special Dividends Reserve, the amount of R$63.897.529,90 (sixty-three million, eight hundred and ninety-seven thousand, five hundred and twenty-nine reais and ninety centavos), which, on Dec. 31, 1996, corresponded to 77,105,743.8181 UFIRs (Fiscal Reference Unit), to be transferred from the Legal Reserve referred to in sub-item II of item “e” of the Third Paragraph of Article 36, said amount being constituted of the profits ascertained in the fiscal years of 1989 to 1993 and based upon the tax regimen set forth in Article 35 of Law No.7,713 of Dec. 22, 1988 and Article 75 of Law 8,383, of Dec. 30, 1991.

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

CHAPTER II

Capital Stock and Shares

Article 5: - The capital stock is R$ 1,863,449,958.72 (one billion, eight hundred and sixty-three million, four hundred and forty-nine thousand, nine hundred and fifty-eight reais and seventy-two cents) divided into 843,304,762 (eight hundred forty three million, three hundred four thousand, seven hundred and sixty two) registered shares, with no par value, of which 315,145,875 (three hundred fifteen million, one hundred forty five thousand, eight hundred and seventy five) are common shares, and 528,158,887 (five hundred twenty eight million, one hundred fifty eight thousand, eight hundred and eighty seven) are preferred shares.

First Paragraph: - HOLDINGS may issue, without amendments to these By-laws, up to 1,800,000,000 (one billion, eight hundred million) additional shares, considering that up to 600,000,000 (six hundred million) shall be common shares, and up to 1,200,000,000 (one billion, two hundred million) shall be preferred shares. The issuance of new shares may be conducted without maintaining the existing proportion between the types and classes of shares.

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

Fifth Paragraph: Within the limits of the authorized capital and in accordance with a plan approved by the General Shareholders’ Meeting, HOLDINGS may grant the option to purchase shares to its own officers or employees or to individuals rendering services to the company, as well as to people who perform these activities at UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., a publicly held Company the head offices of which are in the city of São Paulo, capital of the state of São Paulo, CNPJ (Tax Roll No.) 33.700.394/0001 -40, hereinafter referred to as UNIBANCO;

Sixth Paragraph: - Preferred shares are not entitled to voting rights and shall be entitled to participate of the dividend to be distributed, which shall be equivalent to 100% (one hundred per cent) of the net profits of the fiscal

Exhibit 1.2
(FREE TRANSLATION)

year, accrued in cash, calculated pursuant to Article 202 of Law 6.404, of 15.12.1976, with the wording given by Law 10.303, of 31.10.2001, and the Article 35 of these By-laws, in accordance with the following criteria:

a. (i) priority in the distribution of the semi-annual minimum dividend of R$0.15 (fifteen cents) for each lot of ten (10) shares; or (ii) semi-annual priority dividends of 1.5% of the equity value of the share, resulting in a annual priority dividend of three percent (3%) of the equity value of the share, whichever is greater;

b. in case of splitting or combination of preferred shares, the dividend set forth in item “a” (i) above, shall be settled in accordance with the new number of shares of this class;

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

Exhibit 1.2
(FREE TRANSLATION)

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

Exhibit 1.2
(FREE TRANSLATION)

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

III – In capital increases resulting from share subscription, in which preemptive rights have been granted, the following procedures shall apply:

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

Exhibit 1.2
(FREE TRANSLATION)

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

Exhibit 1.2
(FREE TRANSLATION)

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

V  to decide upon the annual report to the shareholders, the Board of Officers’ accounts and the Financial Statements of each fiscal year to be submitted to the Shareholders’ Meeting;

e) determine the remuneration of each of the members of the Board of Directors and of the Board of Officers, up to the global amount approved by the Shareholders’ Meeting;

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

Exhibit 1.2
(FREE TRANSLATION)

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

Exhibit 1.2
(FREE TRANSLATION)

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

SECTION II

The Board of Officers

Article 20: The Board of Officers shall comprise a minimum of three (3) and a maximum of five (5) members, residents in Brazil, shareholders or not, elected by the Board of Directors, with a one (1) year term of office, reelection being permitted, composed by:

a) One (1) Corporate President;

b) From two (2) up to four (4) Officers.

Article 21: It is incumbent upon the Board of Officers the management and administration of the company's busines, The Board of Officers they may carry out all transactions and perform all acts related to HOLDINGS’ objectives, and their responsibilities are:

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

Exhibit 1.2
(FREE TRANSLATION)

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

Third Paragraph: The minutes of the meetings shall be drawn up in the appropriate Book of Minutes of the Board of Officers’ Meetings.

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

Exhibit 1.2
(FREE TRANSLATION)

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

Second Paragraph: The Shareholders’ Meeting at which the installation of the Audit Board is requested shall elect its members and determine their remuneration.

Third Paragraph: The term of office of the members of the Audit Board shall end at the Annual Shareholders’ Meeting following their investiture.

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

Sole Paragraph: In order to calculate the amount of dividends distributed, any interest distributed to the shareholders, up to the limit of the LONG TERM INTEREST RATE (TAXA DE JUROS DE LONGO PRAZO -TJLP) shall be taken into account, as provided for in Seventh Paragraph of Article 9 of law 9,249 of Dec. 26, 1995.

Article 36: HOLDINGS may, through a decision of the Board of Directors, draw up quarterly or monthly balance sheets and, during the fiscal year and before the next Annual Shareholders’ Meeting, having heard the Audit Board, if installed, declare interim dividends, among other reasons as a partial or total advance on the mandatory dividend, to be taken from:

a) profit ascertained in a semi-annual balance sheet, and

Exhibit 1.2
(FREE TRANSLATION)

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

CHAPTER IX

Transitory Provisions

Article 40: HOLDINGS shall keep in its accounting records, as a Special Reserve for Dividends, the amount of R$36,603,225.60 (thirty-six million, six hundred and three thousand, two hundred and twenty-five reais and sixty cents), which on December 31, 1996 corresponded to 44,169,452.8780 (forty-four million, one hundred and sixty-nine thousand, four hundred and fifty-two and eight hundred and seventy-eight thousandths) UFIRs (Fiscal Reference Units), said quantity being made up of the profits ascertained in HOLDINGS' subsidiaries during the fiscal years from 1989 to 1993 and based upon the fiscal regime set forth in Article 35 of law No. 7,713 of Dec. 22, 1988 and Article 75 of law 8,383, of Dec. 30, 1991 and in the CST Declaratory Act n° 49 of Sep. 23, 1994.

Sole Paragraph: The Special Reserve for Dividends referred to in this Article shall be reduced by the dividends distributed by the company from the account of said Reserve or by virtue of their capitalization.

Exhibit 8.1

List of Subsidiaries as of May 31, 2005

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

ADMINISTRADORA E CORRETORA DE SEGUROS UNIBANCO LTDA.[1]	Brazil
AIG BRASIL COMPANHIA DE SEGUROS	Brazil
AMAPOLA REPRESENTAÇÃO E PARTICIPAÇÕES LTDA.[2]	Brazil
BANAGRO BANDEIRANTES AGRO-PECUÁRIA LTDA.	Brazil
BANCO DIBENS S.A.	Brazil
BANCO FININVEST S.A.	Brazil
BANCO INVESTCRED UNIBANCO S.A.	Brazil
BANCO SURINVEST S.A.[3]	Uruguay
BANCO ÚNICO S.A.	Brazil
BANDEIRANTES PROCESSAMENTO DE DADOS LTDA. [4]	Brazil
BWU COMÉRCIO E ENTRETENIMENTO LTDA.	Brazil
CIBRASEC – COMPANHIA BRASILEIRA DE SECURITIZAÇÃO[5]	Brazil
CIBRASEC – DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS[6]	Brazil
CNF CONSÓRCIO NACIONAL LTDA.	Brazil
COMPANHIA HIPOTECÁRIA UNIBANCO-RODOBENS	Brazil
CONABINU PARTICIPAÇÕES LTDA.	Brazil
CORPORACIÓN INTERAMERICANA PARA EL FINANCIAMIENTO DE INFRAESTRUCTURA S.A.[7]	Costa Rica
DIBENS LEASING S.A. – ARRENDAMENTO MERCANTIL	Brazil
DIBENS S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS	Brazil
E-PLATFORM VENTURE PARTNERS EMPREENDIMENTOS E PARTICIPAÇÕES S.A.[8]	Brazil
ESTREL ADMINISTRAÇÃO E PARTICIPAÇÕES S.A.	Brazil
ESTREL ADMINISTRAÇÃO S.A.	Brazil
ESTREL ADMINISTRADORA E CORRETAGEM DE SEGUROS LTDA.[9]	Brazil
ESTREL ESTUDOS, REPRESENTAÇÕES E ADMINISTRAÇÃO LTDA.	Brazil
ESTREL PARTICIPAÇÕES S.A.[10]	Brazil
ESTREL S.A.	Brazil
ESTREL SERVIÇOS ADMINISTRATIVOS S.A.	Brazil
FINANSERV SERVIÇOS ADMINISTRATIVOS LTDA. [11]	Brazil
FININVEST – NEGÓCIOS DE VAREJO LTDA.	Brazil
FMX PARTICIPAÇÕES S.A.[12]	Brazil

1 This company was totally spin-off on October 29, 2004, but such spin-off is still pending filing with the Registrar of Companies in Brazil.
2 This company was merged into Unibanco AIG Warranty S.A. on January 31, 2005, but such merger is still pending filing with the Registrar of Companies in Brazil.
3 This company is wholly owned by Surinvest International Limited. See note 26.
4 This company was merged into Administradora e Corretora de Seguros Unibanco Ltda. on January 31, 2003, but such merger is still pending filing with the Registrar of Companies in Brazil.
5 We have a minor participation in this company of 9.09% of the total and of the voting capital.
6 This company is wholly owned by Cibrasec - Companhia Brasileira de Securitização. See note 5.
7 We have a minor participation in this company of 10.87% of the total and of the voting capital.
8 We have a minor participation in this company of 10.954% of the total and of the voting capital.
9 This company was merged into Administradora e Corretora de Seguros Unibanco Ltda. on September 30, 2002, but the merge is still pending filing with the Registrar of Companies in Brazil.
10 This company was merged into Banco Investcred Unibanco S.A. on July 30, 2004, but such merger is still pending the approval of the Central Bank of Brazil.
11 Finanserv Serviços Administrativos Ltda. was merged into Unibanco Representações e Participações Ltda. on August 1, 2003, but such merger is still pending filing with the Registrar of Companies in Brazil.
12 This company was merged into Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento on October 31, 2003, but such merger is still pending the approval of the Central Bank of Brazil.

Exhibit 8.1

FORTALEZA S.A. EMPREENDIMENTOS IMOBILIÁRIOS	Brazil
GARANTECH GARANTIA SERVIÇOS SC LTDA.[13]	Brazil
HIPERCARD BANCO MÚLTIPLO S.A.[14]	Brazil
HIPERCARD ADMINISTRADORA DE CARTÕES DE CRÉDITO LTDA.	Brazil
INTERBANCO S.A.	Paraguay
INTERCHANGE SERVIÇOS S.A.[15]	Brazil
LATOSOL EMPREENDIMENTOS E PARTICIPAÇÕES S.A.[16]	Brazil
LEV CRED SERVIÇOS DE CRÉDITO E COBRANÇA S.A.[17]	Brazil
LUIZACRED S.A. SOCIEDADE DE CRÉDITO, FINANCIAMENTO E INVESTIMENTO	Brazil
MARCEP CORRETAGEM DE SEGUROS LTDA.	Brazil
MARCEP INTERNATIONAL TRADE FINANCE LTD.	Cayman Islands
MEGBENS ADMINISTRAÇÃO DE BENS LTDA.	Brazil
MICROINVEST S.A. – SOCIEDADE DE CRÉDITO AO MICROEMPREENDEDOR	Brazil
NET ONE ADMINISTRADORA E CORRETORA DE SEGUROS LTDA. [18]	Brazil
NET ONE CORRETORA DE SEGUROS LTDA. [19]	Brazil
NUPEN PARTICIPAÇÃO EMPREENDIMENTOS E NEGÓCIOS LTDA.	Brazil
OCEÂNICA HOSPITAL SISTEMAS DE ADMINISTRAÇÃO S.A.	Brazil
PAC – PRESTADORA DE SERVIÇOS LTDA. [20]	Brazil
PHENIX PARTICIPAÇÕES LTDA.[21]	Brazil
PONTO FRIO LEASING S.A. ARRENDAMENTO MERCANTIL	Brazil
PREVERCONSULT LTDA. – SERVIÇOS E CONSULTORIA EM PREVIDÊNCIA[22]	Brazil
REDECARD S.A.[23]	Brazil
ROSEFIELD FINANCE LTD.	Cayman Islands
SERASA S.A24	Brazil
SONAECRED SOCIEDADE DE CRÉDITO, FINANCIAMENTO E INVESTIMENTO[25]	Brazil
SURINVEST INTERNATIONAL LIMITED[26]	Cayman Islands
TBNET COMÉRCIO, LOCAÇÃO, FOMENTO E ADMINISTRAÇÃO LTDA.[27]	Brazil
TECNOLOGIA BANCÁRIA S.A.[28]	Brazil

13 This company was merged into Unibanco AIG Warranty S.A. on December 31, 2004, but such merger is still pending filing with the Registrar of Companies in Brazil.
14 The corporate name of Banco 1.Net S.A. was amended to Hipercard Banco Múltiplo S.A. on December 1, 2004, but such amendment is still pending the approval of the Central Bank of Brazil.
15 We have a minor participation in this company of 25% of the total and of the voting capital.
16 We have a minor participation in this company of 30.183% of the total and of the voting capital.
17 This company was merged into Fininvest – Negócios de Varejo Ltda. on January 31, 2005, but such merger is still pending filing with the Registrar of Companies in Brazil.
18 Net One Corretora de Seguros Ltda. was merged into Investshop Participações Ltda., which corporate name was amended to Net One Administradora e Corretora de Seguros Ltda. Such merger and amendment are still pending filing with the Registrar of Companies in Brazil.
19 See note 18.
20 Vida Network Saúde Ltda., Unibanco Saúde Ltda. and PAC- Prestadora de Serviços Ltda. were merged into Unibanco AIG Seguros S.A on February 27, 2004, but such mergers are still pending approval of the Superintendence of Private Insurance (“SUSEP”).
21 This company was merged into Unibanco AIG Vida e Previdência S.A. on June 30, 2004, but such merger is still pending approval of SUSEP.
22 This company was merged into Unibanco AIG Previdência S.A. on June 30, 2004, but such merger is still pending the approval of SUSEP.
23 We have a minor participation in this company of 31.942% of the total and of the voting capital.
24 We have a minor participation in this company of 19.045% of the total and of the voting capital.
25 The corporate name of Único Distribuidora de Títulos e Valores Mobiliários S.A. was amended to Sonaecred Sociedade de Crédito, Financiamento e Investimento on May 5, 2005, but such amendment is still pending the approval of the Central Bank of Brazil.
26 We have a minor participation in this company of 15.473% of the total and of the voting capital.
27 This company is wholly owned by Tecnologia Bancária S.A. See note 28.
28 We have a minor participation in this company of 21.432% of the total and of the voting capital.

Exhibit 8.1

TRADECOM ARGENTINA S.A.[29]	Argentina
TRADECOM BRASIL S.A.[30]	Brazil
TRADECOM INTERNATIONAL N.V.[31]	The Netherlands
TRADECOM URUGUAY S.A.[32]	Uruguay
TULIPA ADMINISTRAÇÃO S.A.	Brazil
TULIPA ESTUDOS E PARTICIPAÇÕES S.A.	Brazil
TULIPA S.A.	Brazil
TULIPA SERVIÇOS ADMINISTRATIVOS S.A.	Brazil
UBB HOLDING COMPANY, INC.	USA
UBT FIDUCIARY LTD.	Cayman Islands
UBT FINANCE S.A.	Switzerland
UBT INVESTMENTS LTD.	Cayman Islands
UNIBANCO AIG PREVIDÊNCIA S.A.[33]	Brazil
UNIBANCO AIG SAÚDE SEGURADORA S.A.	Brazil
UNIBANCO AIG SEGUROS S.A	Brazil
UNIBANCO AIG VIDA E PREVIDÊNCIA [34]	Brazil
UNIBANCO AIG WARRANTY S.A.	Brazil
UNIBANCO ASSET MANAGEMENT – BANCO DE INVESTIMENTO S.A.	Brazil
UNIBANCO CAYMAN BANK LTD.	Cayman Islands
UNIBANCO COMPANHIA DE CAPITALIZAÇÃO	Brazil
UNIBANCO CORRETORA DE VALORES MOBILIÁRIOS S.A.[35]	Brazil
UNIBANCO EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	Brazil
UNIBANCO EMPREENDIMENTOS LTDA.	Brazil
UNIBANCO INVESTSHOP - CORRETORA DE VALORES MOBILIÁRIOS E CÂMBIO S.A.	Brazil
UNIBANCO LEASING S.A. – ARRENDAMENTO MERCANTIL	Brazil
UNIBANCO NEGÓCIOS IMOBILIÁRIOS LTDA.	Brazil
UNIBANCO PROJETOS E CONSULTORIA DE INVESTIMENTOS LTDA.	Brazil
UNIBANCO REPRESENTAÇÃO E PARTICIPAÇÕES LTDA. [36]	Brazil
UNIBANCO RODOBENS ADMINISTRADORA DE CONSÓRCIOS LTDA.	Brazil
UNIBANCO SAÚDE LTDA. [37]	Brazil
UNIBANCO SECURITIES INC.	USA
UNIBANCO SECURITIES LTD.	England
UNIBANCO SERVIÇOS DE INVESTIMENTO LTDA.	Brazil
UNIBANCO UNIÃO DE BANCOS BRASILEIROS (LUXEMBOURG) S.A.	Luxembourg
UNICARD BANCO MÚLTIPLO S.A. [38]	Brazil
UNICORP BANK & TRUST LTD.	Cayman Islands
UNI-INVESTMENT INTERNATIONAL CORP.	Cayman Islands
UNIPART B2B INVESTMENTS, S.L.	Spain
UNIPART PARTICIPAÇÕES INTERNACIONAIS LTD	Cayman Islands
URSIL S.A. [39]	Uruguay
VIDA NETWORK SAÚDE LTDA. [40]	Brazil
WALE S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS	Brazil

29 This company is wholly owned by Tradecom International N.V. See note 31.
30 We hold approximately 70% of the capital of this company indirectly.
31 We have a participation in this company of 52.33% of the total and of the voting capital.
32 Tradecom International N.V. holds 50% of the total and the voting capital of this company. See note 31.
33 This company was merged into Unibanco AIG Vida e Previdência S.A. on July 30, 2004, but such merger is still pending the approval of SUSEP.
34 The corporate name of Phenix Seguradora S.A. was amended to Unibanco AIG Vida e Previdência S.A. on June 11, 2004, but such amendment is still pending the approval of SUSEP.
35 This company was merged into Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A. on January 31, 2005, but such merger is still pending approval of the Central Bank of Brazil.
36 This company was merged into Unibanco-União de Bancos Brasileiros S.A on April 30, 2004, but such merger is still pending approval of the Central Bank of Brazil.
37 See note 20.
38 As of April 30, 2003, the corporate name of Banco Bandeirantes S.A was amended to Unicard Banco Múltiplo S.A. Notwithstanding the foregoing, such amendment is still pending filing with the Registrar of Companies in Brazil.
39 This company is wholly owned by Surinvest International Limited. See note 26.
40 See note 20.

Exhibit 12.1

CERTIFICATION

I, Pedro Moreira Salles, certify that:

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

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Dated: June 29, 2005
By:	/s/ Pedro Moreira Salles
Name: Pedro Moreira Salles
Title: Chief Executive Officer

Exhibit 12.1

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

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Dated: June 29, 2005

By:	/s/ Geraldo Travaglia Filho
Name: Geraldo Travaglia Filho
Title: Vice-President (principal financial officer)

Exhibit 12.2

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

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Dated: June 29, 2005

By:	/s/ Israel Vainboim
Name: Israel Vainboim
Title: Chief Executive Officer

Exhibit 12.2

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

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Dated: June 29, 2005

By:	/s/ Geraldo Travaglia Filho
Name: Geraldo Travaglia Filho
Title: Officer (Pricipal Financial Officer)

Exhibit 13.1

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to his knowledge the Annual Report on Form 20-F of Unibanco – União de Bancos Brasileiros S.A. (the “Company”) for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Pedro Moreira Salles
Name: Pedro Moreira Salles
Title: Chief Executive Officer
Date: June 29, 2005

     A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, has been provided to Unibanco – União de Bancos Brasileiros S.A. and will be retained by Unibanco – União de Bancos Brasileiros S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 13.1

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to his knowledge the Annual Report on Form 20-F of Unibanco – União de Bancos Brasileiros S.A. (the “Company”) for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Geraldo Travaglia Filho
Name: Geraldo Travaglia Filho
Title: Vice-President (principal financial officer)
Date: June 29, 2005

     A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, has been provided to Unibanco – União de Bancos Brasileiros S.A. and will be retained by Unibanco – União de Bancos Brasileiros S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 13.1

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to his knowledge the Annual Report on Form 20-F of Unibanco Holdings S.A. (the “Company”) for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Israel Vainboim
Name: Israel Vainboim
Title: Chief Executive Officer
Date: June 29, 2005

     A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, has been provided to Unibanco Holdings S.A. and will be retained by Unibanco Holdings S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 13.1

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to his knowledge the Annual Report on Form 20-F of Unibanco Holdings S.A. (the “Company”) for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Geraldo Travaglia Filho
Name: Geraldo Travaglia Filho
Title: Officer (principal financial officer)
Date: June 29, 2005

     A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, has been provided to Unibanco Holdings S.A. and will be retained by Unibanco Holdings S.A. and furnished to the Securities and Exchange Commission or its staff upon request.