Form 20-F/A
period 2004-12-31
UNIBANCO UNION OF BRAZILIAN BANKS SA
filed 2005-08-25
CIK 1038583

As filed with the Securties and Exchange Commission on August 25, 2005
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

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

EXPLANATORY NOTE

This Form 20-F/A constitutes Amendment No. 1 to the Registrant's annual report on Form 20-F for the fiscal year ended December 31, 2004. This Form 20-F/A is being filed solely for the purpose of amending certain information contained in the Registrant's Form 20-F as explained below.

We have revised the disclosure in:

(i)	“Presentation of Financial Information” to adjust the Unibanco Holdings’ ownership percentage of our outstanding preferred shares;

(ii)
Part I, Item 3 “Key Information”, sub-item 3.D “Risk Factors” to adjust the amount of balance of demand, savings and time deposits reserve requirement as of December 31, 2004 under the caption “Risks Relating to the Brazilian Banking Industry”;

(iii)
Part I, Item 4 “Information on the Company”, sub-item 4.B “Business Overview” to revise the disclosure under the caption “Savings and Annuity Products, to add an additional banking subsidiary under the caption “Wholesale Network” and to clarify certain information under the captions “Regulation and Supervision”, sub-captions “Temporary Contribution on Financial Transactions (CPMF)”, “Increases in PIS and COFINS Tax Rates” and “Tax on Financial Transactions (IOF)”;

(iv)
Part I, Item 5 “Operating and Financial Review and Prospects”, sub-item 5.A “Operating Results” to revise certain non-material financial information set forth in the overview and our analysis of results for 2004 compared to 2003 (including revisions to the caption entitled “Provision for Loan Losses”) and sub-item 5.B “Liquidity and Capital Resources” (including revisions to the caption entitled “Interest Rate Sensitivity”);

(v)
Part I, Item 6 “Directors, Senior Management and Employees”, sub-item 6.A “Directors and Senior Management” under the captions “Unibanco” and “Unibanco Holdings” to clarify the information contained in certain biographies;

(vi)
Part I, Item 8 “Financial Information”, sub-item 8.A “Consolidated Statements and Other Financial Information” under the caption “Legal Proceedings” to provide more detailed disclosure relating to the relevant civil, tax and labor lawsuits and administrative proceedings proposed or pending against us and Unibanco Holdings and sub-item 8.B “Significant Changes” to clarify certain information relating to the association agreement and related indemnity payments with respect to Caixa Geral de Depósitos; and

(vii)
Part I, Item 10 “Additional Information”, sub-item 10.E “Taxation” to provide more detailed disclosure relating to the Brazilian tax considerations relating to the acquisition, ownership and disposition of GDSs and Units.

There are no other changes to the Registrant's Form 20-F in addition to those set forth above. In addition, this Amendment No. 1 does not reflect events occurring after the filing of the original Form 20-F.

This 20-F/A consists of the cover page, this explanatory note, all items of the Registrant´s annual report on Form 20-F, including the modified items described above, as well as the exhibits, signature page and certifications required to be included herein.

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

Our audited consolidated financial statements are included in Item 19 of this annual report. These financial statements include the assets, liabilities, results of operations and cash flows of our subsidiaries, as well as our branches outside Brazil. Unibanco Holdings, a corporation organized under the laws of Brazil, controls us through its ownership, as of May 31, 2005, of 96.6% of our outstanding common shares and 15.7% of our outstanding preferred shares. Unibanco Holdings engages in no activities other than holding shares in us. As a result, the financial statements of Unibanco Holdings are similar to ours in all material respects, except for the minority interest line of the balance sheet and income statement and the financing activities section of the cash flow statement. References herein to our consolidated financial statements also refer to the financial statements of Unibanco Holdings.

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

Our balance of demand, savings and time deposits reserve requirement was R$4,808 million as of December 31, 2004. See “Item 5. Operating and Financial Review and Prospects—Macroeconomic Factors Affecting Our Financial Condition and Results of Operations—Effects of Government Regulation on Our Financial Condition and Results of Operations.”

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

Savings and Annuity Products

Our wholly owned subsidiary, Unibanco Companhia de Capitalização, or Unibanco Capitalização, offers savings and annuity products. Unibanco Capitalização’s products consist primarily of savings account-type products, which provide incentives to depositors through a special weekly lottery award. For the year ended December 31, 2004, Unibanco Capitalização’s net income was R$124 million.

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

  representative offices in New York;

  banking subsidiaries in Luxembourg, the Cayman Islands and Paraguay; and

  a brokerage firm in New York (Unibanco Securities Inc.).
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

Business Strategy

Since the second quarter of 2004, we implemented important changes to our internal structure. Our new business model focuses on (i) increasing business return; (ii) fostering a collaborative environment; (iii) continuing excellence in human resources; and(iv) reinforcing our focus on our Retail and Wholesale businesses. The main changes include:

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

Taxation of Financial Transactions

Temporary Contribution on Financial Transactions (CPMF)

The Temporary Contribution on Financial Transactions (Contribuição Provisória sobre Movimentações Financeiras), or CPMF, is a tax imposed on any type of financial transaction, with certain limited exemptions. The current rate of the CPMF is 0.38% and shall be in effect until December 31, 2007. On 2004, the law 10.892/04 created the so called “Investment Deposit Accounts”, which are investment accounts that allow investors to handle their investments with funds existing in such accounts without paying CPMF.

The Brazilian government may change the applicable rate at any time, subject to the limits established by the Federal Constitution.

The CPMF is generally levied upon any debit to bank accounts. This creates an incentive for clients to reduce transactions in the financial system and short-term investments.

Increases in PIS and COFINS Tax Rates

In May 2003, the Brazilian Congress approved an increase in the rate of the Contribuição para Financiamento da Seguridade Social, or COFINS, payable by the financial services sector. The Programa de Integração Social, or PIS, and COFINS were previously imposed on our gross revenues at a combined rate of 4.65%. As part of the Brazilian tax reform, in February 2004, the COFINS rate for non-financial companies has increased from 3% to 7.6%, resulting in a combined rate of 9.25%. These increases affect us less directly, as only certain of our consumer finance subsidiaries are considered to be non-financial institutions for the purposes of COFINS and PIS. The Brazilian government recently reduced to zero the rate of the PIS and COFINS on the revenues resulting from financial intermediation received by legal entities which are subject to the non-cumulative PIS and COFINS regime. The reduction of this rate is not applicable to revenues derived from interest over capital.

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

Generally the IOF is imposed upon the following transactions, at the following rates:

	Transaction	Maximum legal rate		Present rate

1.5% per day
•	credit extended by financial institutions and non financial entities		•	up to 0.0041% per day depending on the transaction

1.5% per day
•	transactions relating to securities and transactions involving gold as a financial asset		•	0.5% per day for investment funds of any type with grace period (1)
			•	0% on transactions with equity securities
			•	1% on transactions with fixed income securities (2)

25%
•	insurance transactions entered into by insurance companies		•	2% for health and life insurance
			•	7% for all other types of insurance (3)

25%
•	foreign exchange transactions		•	0% (general rule)
			•	2% on credit card transactions
			•	5% for remittances from abroad that will remain in Brazil for a period lower than or equal to 90 days

____________________________________
(1)	There are exceptions relating to real estate funds and to funds which invest in “emerging companies” (fundos de investimento em empresas emergentes).
(2)	There are several exceptions which are taxed at 0%, including transactions by financial institutions, by portfolios of investment funds and by government entities.
(3)	There are several exceptions which are taxed at 0%, including reinsurance transactions, export insurance and governmental insurance.

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

In our Wholesale business segment, we announced, in June 2004, the acquisition of 99.98% of Banco BNL do Brasil, or BNL Brasil, from Banca Nazionale del Lavoro S.p.A., or BNL. At that time, BNL held a R$715.9 million credit portfolio and had 107,000 individual clients, 96,000 credit cards and 400 corporate clients. This transaction improved our ability to offer business opportunities and services to Italian companies in Brazil.

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

In our Insurance and Pension Plans business segment, UASEG and Unibanco AIG Vida e Previdência ranked fourth in consolidated terms, according to SUSEP, ANAPP and ANS, with a 7.8% market share, including extended warranty, according to ANS data as of December 2004. We also maintained our leadership in the property risks, D&O (Directors & Officers), aviation, petrochemical risks and extended warranty products.

Unibanco AIG Vida e Previdência ranked fourth in pension plan revenues, with a 9.1% market share, according to ANAPP, and reached the second highest position in accumulated sales on corporate pension plans, with total sales of R$936 million in 2004.

In our Wealth Management business segment, our subsidiary UAM ended December 2004 with R$27,765 million in assets under management and custody, 19.8% higher than in 2003. The year accounted for positive flow mainly from corporate, institutional and private clients. As of December 31, 2004 UAM held the sixth position in ANBID’s ranking of assets under management for third parties, with a market share of 4.0%.

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

Interest Income

The following table shows the principal components of our average interest-earning assets and the average interest rate earned in 2003 and 2004:

	For the Year Ended
	December 31,

	2003		2004		% Change

	(in millions of R$)
Average interest-earning assets
Interest-bearing deposits in other banks	R$	2,678	R$	3,780	41.2%
Federal funds sold and securities purchased under resale agreements		7,953		10,518	32.3
Central Bank compulsory deposits		3,063		3,378	10.3
Trading assets		5,690		7,643	34.3
Securities available for sale		4,900		3,121	(36.3)
Securities held to maturity.		5,532		5,742	3.8
Loans		23,749		27,080	14.0
Other interest-earning assets		65		45	(30.8)

Total	R$	53,630	R$	61,307	14.3%

Average interest rate earned:		17.4%		18.1%	0.7%

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

Interest Expense

The following table shows the principal components of our average interest-bearing liabilities and the average interest rate paid on those liabilities in 2003 and 2004:

	For the Year Ended
	December 31,

	2003		2004		% Change

	(in millions of R$)
Average interest-bearing liabilities
Time deposits	R$	16,752	R$	20,068	19.8%
Savings deposits		5,735		6,168	7.6
Deposits from banks		150		231	54.0
Federal funds purchased and securities
sold under repurchase agreements		6,426		8,874	38.1
Short-term borrowings		4,553		3,419	(24.9)
Long-term debt		12,067		12,584	4.3

Total	R$	45,683	R$	51,344	12.4%

Average interest rate paid:		9.5%		10.4%	0.9%

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

The increase of R$67 million, or 7.6%, of our provision for loan loss expenses was primarily a result of the following:

•	Wholesale provision for loan loss expenses increased R$87 million mainly due to the increased credit risk of certain communication and media sector clients; and

•	Retail provision for loan loss expenses decreased R$32 million compared to 2003 as follow:

	•	Unicard’s provisions increased R$23 million with a R$643 million increase of its credit portfolio;

	•	Fininvest’s provisions decreased R$7 million with a R$366 million increase of its credit portfolio; and

	•	Commercial bank and other retail provisions decreased R$48 million, although their credit portfolio posted an increase of R$4,681 million. This increase also resulted from the acquisition of Hipercard, which had a superior credit quality in its portfolio.

In 2004, loan charge-offs decreased R$213 million, or 16.0%, due primarily to the improvement in the macroeconomic environment and to the administration of collection practices. Wholesale’s loan charge-offs decreased R$20 million, or 29.9% . In Retail, Fininvest’s loan charge-offs increased R$12 million, or 3.7%, and Unicard loan charge-offs increased R$26 million, or 13.6% . Commercial bank and other retail loan charge-offs were reduced by R$232 million, or 31.3%, compared to 2003.

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

Non-performing loans increased R$113 million, or 9.7%, compared to 2003. Wholesale non-performing loans decreased R$6 million, or 2.4% . Fininvest reduced its non-performing loans by R$27 million, or 13.8%. Unicard’s non-performing loans increased R$13 million, or 9.8% . Commercial bank and other retail non-performing loans posted an increase of R$132 million, or 23.5%, also due to administration of collection practices.

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

Amortization of Intangibles and Impairment of Goodwill. The amortization of intangibles and impairment on goodwill increased R$61 million, or 67%, in 2004. This increase was driven by a R$35 million increase in the impairment of goodwill, mostly resulting from the discontinuation of the reporting business unit of Banco1.net, and a R$26 million increase in the amortization of intangible assets, mainly as a result of recent acquisitions, such as Hipercard.

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

The following table shows the principal components of our average interest-earning assets and the average interest rate earned in 2002 and 2003:

	For the Year Ended
	December 31,

	2002		2003		% Change

	(in millions of R$)
Average interest-earning assets
Interest-bearing deposits in other banks	R$	2,280	R$	2,678	17.5%
Federal funds sold and securities
purchased under resale agreements		3,771		7,953	110.9
Central Bank compulsory deposits		871		3,063	251.7
Trading assets		8,001		5,690	(28.9)
Securities available for sale		5,535		4,900	(11.5)
Securities held to maturity		5,079		5,532	8.9
Loans		23,708		23,749	0.2
Other interest-earning assets		62		65	4.8

Total	R$	49,307	R$	53,630	8.8%

Average interest rate earned:		30.5%		17.4%	(13.1%)

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

The following table shows the principal components of our average interest-bearing liabilities and the average interest rate paid on those liabilities in 2002 and 2003:

	For the Year Ended
	December 31,

	2002		2003		% Change

	(in millions of R$)
Average interest-bearing liabilities
Time deposits	R$	13,799	R$	16,752	21.4%
Savings deposits		5,284		5,735	8.5
Deposits from banks		296		150	(49.3)
Federal funds purchased and securities
sold under repurchase agreements		8,251		6,426	(22.1)
Short-term borrowings		6,133		4,553	(25.8)
Long-term debt		9,551		12,067	26.3

Total	R$	43,314	R$	45,683	5.5%

Average interest rate paid:		22.5%		9.5%	(13.0%)

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

The following table shows the changes on our balance of allowance for loan losses on a consolidated basis for 2002 and 2003:

	For the Year Ended
	December 31,

	2002		2003		% Change

	(in millions of R$)
Balance beginning of year	R$	1,276	R$	1,389	8.9%
Provision for loan losses		1,291		881	(31.8)
Loan charge-offs		(1,529)		(1,330)	(13.0)
Loan recoveries		351		377	7.4
Net charge-offs		(1,178)		(953)	(19.1)

Balance, end of year	R$	1,389	R$	1,317	(5.2)%

Provision to average loans ratio (including non-performing loans)		5.2%		3.5%	(1.7%)
Total average loans	R$	24,792	R$	24,881	0.4%

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

As of December 31, 2004, we had the following issuances outstanding under our MTN program:

	Average interest rate	Notes due on	Aggregate principal amount
Month of issue

July 2003	4.00%	January 2005	US$125 million
February 2004	3.00%	August 2005	US$100 million
December 2004	17.90%	June 2006	US$75 million

Notes Issued Under Securitization Arrangements

As of December 31, 2004, we had the following notes issued under Securitization Arrangements:

Issue date	Aggregate principal amount	Maturity date

May 2002	US$400 million	April 2009
June 2003	US$225 million	July 2009
November 2003	~~Y~~ 25 billion	October 2013
May 2004	US$200 million	April 2011
September 2004	US$100 million	July 2011

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

	As of December 31, 2004

	Up to 30	31-90	91-180	181-360	1-3	3-5	Over
	days	days	days	days	years	years	5 years	Total

Deposits in other banks	R$ 1,952	R$ 974	R$ 41	R$ 147	R$ 363	R$ 12	R$ 90	R$ 3,579
Federal funds sold and securities
purchased under resale
agreements	8,552	3,127	-	-	-	-	-	11,679
Central bank compulsory
deposits	3,787	-	-	-	-	-	-	3,787
Trading	7,442	-	-	-	-	-	-	7,442
Securities available for sale	306	191	27	572	906	272	321	2,595
Securities held to maturity.	685	336	53	314	1,268	432	1,750	4,838
Loans	6,161	5,884	4,330	4,409	6,546	1,652	1,121	30,103
Other	9	-	-	-	39	-	-	48

Total interest-earning assets	R$28,894	R$10,512	R$4,451	R$ 5,442	R$9,122	R$2,368	R$3,282	R$64,071

	As of December 31, 2004

	Up to 30	31-90	91-180	181-360	1-3	3-5	Over
	days	days	days	days	years	years	5 years	Total

Deposits from banks	R$ 31	R$ -	R$ -	R$ -	R$ 44	R$ -	R$ 44	R$ 119
Savings deposits	6,346	-	-	-	-	-	-	6,346
Time deposits	1,902	4,191	4,583	4,172	6,862	2,391	-	24,101
Federal funds purchased and
securities sold under
repurchase agreements	4,657	1,233	322	198	277	-	-	6,687
Short-term borrowings	648	360	632	409	581	24	23	2,677
Long-term debt	696	422	723	1,301	3,296	2,074	3,188	11,700

Total interest-bearing liabilities	R$14,280	R$6,206	R$6,260	R$ 6,080	R$11,060	R$4,489	R$3,255	R$51,630

Asset/liability gap	14,614	4,306	(1,809)	(638)	(1,938)	(2,121)	27	12,441
Cumulative gap	14,614	18,920	17,111	16,473	14,535	12,414	12,441	12,441
Ratio of cumulative gap to
cumulative total interest-
earning assets	22.8%	29.5%	26.7%	25.7%	22.7%	19.4%	19.4%

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

As of the date of this Annual Report, our directors and officers are:

Directors	Position	Date of Birth

Pedro Sampaio Malan	Chairman	February 19, 1943
Pedro Moreira Salles	Vice Chairman	October 20, 1959
Armínio Fraga Neto	Director	July 20, 1957
Gabriel Jorge Ferreira	Director	October 17, 1935
Israel Vainboim	Director	June 1, 1944
Joaquim Francisco de Castro Neto	Director	March 30, 1944
Pedro Luiz Bodin de Moraes	Director	July 13, 1956
João Dionisio Filgueira Barreto Amoedo*	Director	October 22, 1962

Executive Officers	Position	Date of Birth

Pedro Moreira Salles	Chief Executive Officer	October 20, 1959
Demosthenes Madureira de Pinho Neto*	Executive Vice President	January 28, 1960
Márcio de Andrade Schettini	Executive Vice President	May 22, 1964
Geraldo Travaglia Filho	Vice President	May 26, 1951
José Castro Araújo Rudge	Vice President	September 25, 1957
José Lucas Ferreira de Melo*	Vice President	December 30, 1956
Antonio Fernando Checchia Wever	Executive Officer	August 30, 1962
Celso Scaramuzza	Executive Officer	December 3, 1952
Daniel Luiz Gleizer	Executive Officer	February 23,1960
Edwin Rindt	Executive Officer	April 30, 1960
Ivo Luiz de Sá Freire Vieitas Junior*	Executive Officer	June 14, 1964
Jose Roberto Haym	Executive Officer	October 12, 1959
Nicolau Ferreira Chacur	Executive Officer	July 24, 1964
Orestes Alves de Almeida Prado	Executive Officer	September 14, 1945
Osias Santana de Brito	Executive Officer	October 11, 1963
Raphael Afonso Godinho de Carvalho*	Executive Officer	February 28, 1966
Roberto Lamy	Executive Officer	April 9, 1958
Rogério Carvalho Braga	Executive Officer	January 30, 1956
Tiago Jorge Rocha e Silva Mateus das Neves	Executive Officer	April 23, 1969

Officers	Position	Date of Birth

Alfredo Althen Schiavo	Officer	October 02, 1959
Antonio Carlos Azevedo	Officer	November 16, 1968
Antonio Carlos Azzi Junior	Officer	November 8, 1962
Artur Ambrósio Gregório	Officer	June 2, 1956
Cai Alejandro Von Igel*	Officer	December 4, 1967
Carlos Alberto Bezerra de Moura*	Officer	April 1, 1974
Carlos Henrique Aguiar Rodrigues Catraio	Officer	June 3, 1958
Carlos Henrique Zanvettor*	Officer	March 30, 1966
Claudio Coracini	Officer	April 17, 1956
Cláudio José Coutinho Arromatte	Officer	February 2, 1966
Eduardo Francisco de Castro	Officer	May 2, 1964
Francisco de Assis Crema	Officer	October 4, 1949
Humberto Padula Filho	Officer	June 11, 1966
José Ramon do Amaral Gomez	Officer	June 20, 1965
José Rubens Spada Junior	Officer	February 27, 1966
Julio Almeida Gomes*	Officer	December 25, 1966
Luis Tadeu Mantovani Sassi	Officer	September 6, 1958
Marcelo da Silva Mitri	Officer	March 10, 1965
Marcelo Luis Orticelli	Officer	August 22, 1966
Marcia Maria Freitas de Aguiar	Officer	July 9, 1966
Marcos Braga Dainesi	Officer	December 2, 1958
Marcos Augusto Caetano da Silva Filho	Officer	August 22, 1966
Marcos Cavalcante de Oliveira	Officer	February 7, 1958
Nilton Sérgio Silveira Carvalho	Officer	January 1, 1957
Paulo Meirelles de Oliveira Santos	Officer	November 25, 1957
Plínio Cardoso da Costa Patrão	Officer	October 14, 1966
Ricardo Amand	Officer	July 10, 1959
Ricardo Coutinho	Officer	July 28, 1963
Rogério de Moura Estevão Junior	Officer	October 5, 1961
Rogério Vasconcelos Costa	Officer	June 11, 1970
Romildo Gonçalves Valente	Officer	April 5, 1966
Rubem Rollemberg Henriques	Officer	July 20, 1959
Rubens dos Reis Cavalieri	Officer	December 25, 1964
Sandra Cristina Martinelli Silva Cahiza	Officer	July 3, 1963
Sérgio Ricardo Juruena da Costa Braga	Officer	May 30, 1967

Deputy Officers	Position	Date of Birth

André Ferrari	Deputy Officer	December 16, 1973
Andrea Alvim Genovesi	Deputy Officer	May 17, 1967
Antonio José Rocha de Almeida	Deputy Officer	June 17, 1959
Carlos Eduardo de Almeida Santos	Deputy Officer	November 28, 1960
Carlos Elder Maciel de Aquino	Deputy Officer	April 9, 1961
Claudia Politanski	Deputy Officer	August 31, 1970
Eduardo Corsetti	Deputy Officer	October 26, 1968
Elisabete Szabo	Deputy Officer	April 26, 1958
Fabio de Souza Aranha Cascione	Deputy Officer	July 30, 1972
Fernando Barçante Tostes Malta	Deputy Officer	April 14, 1968
Fernando Della Torre Chagas	Deputy Officer	July 6, 1970
Guilherme de Alencar Amado	Deputy Officer	November 25, 1964
Hermes Eduardo Moreira Filho	Deputy Officer	March 10, 1965
Ibrahim José Jamhour	Deputy Officer	October 15, 1960
Iuri Garcia Zacharias	Deputy Officer	September 09, 1966
Janio Francisco Ferrugem Gomes	Deputy Officer	October 24, 1960
Jorge Luiz Viegas Ramalho	Deputy Officer	May 24, 1969
José Cristóvão Martins	Deputy Officer	March 02, 1951
Julio Freitas Inglez de Souza	Deputy Officer	September 28, 1966
Luiz Gonzaga Arena Junior	Deputy Officer	May 7, 1963
Manuel Gomes Pereira	Deputy Officer	August 21, 1957
Marcello Pires dos Santos Ferreira	Deputy Officer	May 7, 1966
Marcelo Adriano de Paulos	Deputy Officer	September 5, 1971
Marcelo Antonio Montes Vieira	Deputy Officer	June 14, 1966
Marcelo Ariel Rosenhek	Deputy Officer	April 01, 1968
Marcelo Figueiredo Salomon	Deputy Officer	July 13, 1967
Marcelo Tonhazolo	Deputy Officer	December 17, 1965
Marcia Klinke dos Santos	Deputy Officer	March 05, 1969
Marco Antonio de Oliveira	Deputy Officer	July 29, 1963
Marcos Eduardo Buckton de Almeida	Deputy Officer	October 27, 1959
Marcos Rimoli Próspero	Deputy Officer	July 1, 1968
Marcos Silva Massukado	Deputy Officer	January 27, 1970
Maria Célia Furlani de Mendonça Camargo	Deputy Officer	November 13, 1957
Maria Cristina D’Ávila Villela Vieitas	Deputy Officer	May 30, 1972
Maria Eliene Dalvi	Deputy Officer	September 03, 1968
Mario Henrique Martins	Deputy Officer	August 28, 1961
Nicolas Alfredo Wsevolojskoy	Deputy Officer	March 4, 1973
Paulo Roberto Schiavon de Andrade	Deputy Officer	February 13, 1967
Raquel Breidenbach Langhanz	Deputy Officer	August 20, 1970
Renzo Regini	Deputy Officer	July 26, 1961
Sérgio Goldman	Deputy Officer	May 21, 1961
Silvio José Fonseca de Carvalho	Deputy Officer	September 27, 1965
Valeria Salomão Garcia	Deputy Officer	October 21, 1970

* The election of these officers to these positions is still pending approval by the Central Bank.

Each director is elected for a one-year term by the Shareholders´ Meeting and holds such position until they are reelected upon expiration of his or her term or until a sucessor is elected. A director may not be re-elected after his or her sixty-fifth birthday, unless agreed by the Shareholders’ Meeting. The current members of the Board of Directors were elected on the Ordinary Shareholders’ meeting held on April 8, 2005.

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

The biographies of our directors and officers are summarized below:

Directors

Pedro Sampaio Malan – Mr. Malan was elected Vice Chairman of our Board of Directors in 2003 and Chairman of our Board of Directors on April 30, 2004. Mr. Malan served as Brazil's Minister of Finance from 1995 to 2002, as Chairman of the Central Bank from 1993 to 1994, as Special Council and Chief Negotiator for External Debt Issues of the Ministry of Finance from 1991 to 1993, as an executive officer of the World Bank from 1986 to 1990 and again from 1992 to 1993, as an executive officer of the Inter-American Development Bank from 1990 to 1992, as an officer of the Transnational Companies Center of the United Nations, or UN, in New York, from 1983 to 1984, and as an officer of the International Department of Economy and Social Matters of the UN in New York, from 1985 to 1986. He received a degree in Electrical Engineering in 1965 from the Polytechnic School of the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro and received a Ph.D. in Economics from University of Berkeley, California.

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

Demosthenes Madureira de Pinho Neto – Mr. Madureira de Pinho Neto has more than 15 years of experience at the financial area as an adviser and officer. He was the General-Coordinator of Financial and Monetary Policy of the Ministry of Finance and Officer of the Central Bank of Brazil in the 1995-2002 government. He was also Chief Executive Officer of Dresdner Asset Management from 1999 to 2002 and Vice-President of ANBID from 2000 to 2003. He is a teacher of Economics and Finances of the Brazilian Institute of Capital Market (Instituto Brasileiro de Mercado de Capitais). Since July, 2004 he is the Chief Officer of Unibanco Asset Management and in October, 2004, he was also elected as our Director Vice-President. In 2005, he was elected as our Executive Vice President, being responsible for the wholesale and wealth management areas. He holds a degree and a Master's degree in Economics from the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro and a Ph.D. in Economics from the University of Berkeley, California.

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

Daniel Luiz Gleizer - Mr. Gleizer was elected to serve as an Executive Officer for the risk management and macro research departments on April 30, 2004, also assuming the Treasury department on March 2005. Mr. Gleizer began his career with the International Monetary Fund and had taken on positions with several financial institutions, such as Deutsche Bank and Credit Suisse First Boston. During the period beginning in March 1999 and ending in February 2002, Mr. Gleizer had served as officer at the international department of the Central Bank of Brazil. Mr. Gleizer holds a degree in Economics from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and a Ph.D. in Economics from the University of California, Berkeley.

Edwin Rindt – Mr. Rindt joined us in 2002 and presently serves as an Executive Officer. He started his career with Bank Commerzbank in 1988, and, from 1989 to 1995, served as its manager for commercial relationship with Latin-American banks. He graduated in 1987 in Economics at University of Eberhard-Karls in Tübingen, Germany and holds a master’s degree in International Studies from the University of Denver, Colorado.

Ivo Luiz de Sá Freire Vieitas Junior – Mr. Vieitas joined us in December 1998 and after serving several years as an Officer for corporate finance, he currently holds the position of Executive Officer responsible for our agencies located in the North, Northwest, Central- West and in the state of Minas Gerais, as well as for all activities related to HiperCard. Prior to joining us, he had worked at Indosuez W.I. Carr Securities (Credit Agricole). He graduated in Mechanical Engineering from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and holds an MBA from the J.L. Kellogg School of Management.

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

Orestes Alves de Almeida Prado – Mr. Prado joined us in August 2002 and was subsequently elected to serve as an Executive Officer. Before joining us, Mr. Prado had worked with Citibank and ABN-AMRO Bank. He holds an Administration degree from Fundação Getúlio Vargas of São Paulo.

Osias Santana de Brito – Mr. Brito has been an Executive Officer responsible for the planning and control sectors, as well as investor relations and accounting areas . He has more than nineteen years of experience with the financial markets, and has acquired knowledge with both national and international banks. His banking experience covers many areas, such as technology, transactions, treasury and controlling. He holds a Ph.D. and a Masters degree in Finance from the University of São Paulo (Universidade de São Paulo).

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

Roberto Lamy - Mr. Lamy joined us in 1979 and was elected to serve as an Executive Officer on April 30, 2004. Prior to such appointment, Mr. Lamy held several senior positions with Unibanco and several of our subsidiaries and affiliates, and with Febraban, including director positions at Unibanco, Fininvest and Unicard. Since 2002, he has been a board member of Serasa S/A, appointed by us. He holds an Engineering Production degree and a degree in Mechanical Engineering from the Industrial Engineering School (Faculdade de Engenharia Industrial-FEI).

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

Carlos Henrique Zanvettor – Mr. Zanvettor joined Unibanco in 1998 and was appointed as one of our Officers in 2005. Prior to joining Unibanco, Mr. Zanvettor worked during ten years at Andersen Consulting/Accenture, including two years based in its headquarters in Chicago, Illinois, focusing his consultancy career in key players from Retail business segment (Consumer Finance and Insurance) and Consumer Goods industries in Brazil and USA. He holds a Bachelor Electric Engineering degree from Escola de Engenharia Mauá (1988), and has concluded the Executive Development Program from Kellog Graduate School of Management – Northwestern University in 1995. Mr. Zanvettor is currently assigned to our Technology of Information unit, and prior to that was the general manager of our credit card business unit (Unicard Unibanco).

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

Marcos Augusto Caetano da Silva Filho – Mr. da Silva joined Unibanco in 2004 at the Corporate Communication area. He is currently responsible for the management of Corporate Communication and by management of Unibanco Pessoas. Before joining Unibanco, he worked at the companies PriceWaterhouse, Souza Cruz, Banco Nacional, Exprinter Banco (Buenos Aires), came back to Brazil in Icatu Hartford Seguros, Lokau.com and Terra Networks Brasil/ Terra Lycos. He has a degree in an Accounting Sciences and Business Administration from the University of Rio de Janeiro, with a post-graduate degree in Marketing and Publicity by the Superior School of Publicity and Marketing (Escola Superior de Propaganda e Marketing) and an MBA in finance from the Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais). He was a post-graduation teacher of Strategic Planning in both institutions.

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

Claudia Politanski – Ms. Politanski joined us in 1991 and presently serves as Deputy Officer responsible for providing the legal support related to our tax and corporate activities and for the legal support related to the corporate and tax work of all our controlled companies. She graduated in Law from the University of São Paulo (Universidade de São Paulo) in 1992 and holds a LL.M. degree from the University of Virginia and a MBA granted by Fundação Dom Cabral.

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

Iuri Garcia Zacharias – Mr. Zacharias joined Banco Nacional S.A. in 1987 and presently serves as Deputy Officer responsible for the coordination of several branches located in the city of Rio de Janeiro. He has 16 years of experience in the management, budget, planning and sales areas. He graduated in Economic Sciences in 1989 from the Catholic University (Pontifícia Universidade Católica) of Salvador, and received a postgraduate degree in Corporate Management from Dom Cabral Foundation (Fundação Dom Cabral) in 2000.

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

Marcelo Ariel Rosenhek – Mr. Rosenhek joined us in 2000 and since May 2005 he holds the position of Deputy Officer responsible for the management of the liabilities and assets and institutional obtaining of funds. He has also held the position of Deputy Officer of the investment and investor relations areas. He began his professional career as assistant officer of Brasil Warrant Administração de Bens e Empresas Ltda. He also served as a Director responsible for the marketing and products of BWU Video SA (franchising of Blockbuster in Brazil) before joining us. He graduated in Civil Engineering from University of São Paulo (Universidade de São Paulo) Engineering School and holds an MBA from Carnegie Mellon University (1993).

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

As of the date of this annual report, the directors and officers of Unibanco Holdings are:

Directors	Position	Date of Birth

Roberto Konder Bornhausen	Chairman	October 22, 1933
Pedro Moreira Salles	Vice Chairman	October 20, 1959
Carlos da Silva Costa	Director	November 3, 1949
Gabriel Jorge Ferreira	Director	October 13, 1935
Guilherme Affonso Ferreira	Director	May 9, 1951
Israel Vainboim	Director	June 1, 1944
Tomas Tomislav Antonin Zinner	Director	January 29, 1938

Officers	Position	Date of Birth

Israel Vainboim	Chief Executive Officer	June 1, 1944
Geraldo Travaglia Filho	Officer	May 26, 1951
José Lucas Ferreira de Melo	Officer	December 30, 1956
Marcelo Orticelli	Officer	March 20, 1965

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

The members of the Board of Officers of Unibanco Holdings are elected for a one-year term and holds such position until they are reelected upon expiration of his or her term or until a successor is elected. The last Unibanco Holdings’ shareholders meeting was held on April 8, 2005. All members of the Board of Officers of Unibanco Holdings were elected on the Board of Directors’ meeting held on April 8, 2005.

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

ITEM 8. FINANCIAL INFORMATION

8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 19. Financial Statements and Exhibits.”

LEGAL PROCEEDINGS

Overview

We are a party to lawsuits and administrative proceedings incidental to the normal course of our business. We believe that any potential liabilities related to these lawsuits and administrative proceedings will not have a material adverse effect on our financial condition or results. As of December 31, 2004, the total provisions for civil lawsuits filed against us in which we may have an unfavorable decision was R$510 million. In addition, (a) we are party to certain individual lawsuits filed by minority shareholders related to equity losses arising from corporate reorganizations associated with our acquisitions of certain Brazilian financial institutions and (b) together with certain other Brazilian financial institutions, we are a party to several class lawsuits relating to (i) economic plans established by the Brazilian Government in the past, (ii) the application of compound interest rates for periods of less than one year in certain of our transactions, (iii) the limitation on interest, (iv) losses related to lease contracts involving foreign exchange variations, (v) the extra-judicial enforcement of mortgages bonds, (vi) the assessment of fees on saving deposit accounts that were inactive or not re-filed, which fees we may be required to refunded, (vii) the substitution of the readjustment rate regarding the installments of the Habitation Financial System (Sistema Financeiro da Habitação), and (viii) the constitutionality of the law establishing a special credit facility for financial institutions, called PROER. These lawsuits may represent future contingencies for us. We cannot currently predict the amounts involved or the outcomes of such actions.

Claims Related to the acquisition of certain rights and liabilities of Banco Nacional

Citizen’s Action. A citizen’s action (ação popular) against Banco Nacional, the Central Bank and us claims that the loans, in the original amount of R$2 billion, granted to Banco Nacional by the Central Bank defrauded the Brazilian Treasury. The citizen’s action seeks a judgment declaring all loans to be null and void and demands the repayment of the amounts disbursed by the Brazilian Treasury. In June 1997, the lower court of appeal dismissed us from the claim. The citizen’s representatives have filed appeals against such decision. Such appeals were rejected by the Superior Court of Justice and by the Supreme Federal Court. There is still a final appeal seeking the amendment of the Supreme Federal Court decision, which ratified our dismissal from such claim. Such final appeal is awaiting judgment. The possibility of such appeal prevail is the lowest.

Actions Related to the Former Controllers of Banco Nacional. The former controllers of Banco Nacional S.A. filed a suit against the Central Bank, Unibanco Holdings and us in connection with the sale of certain assets and liabilities of Banco Nacional. The plaintiffs’ claim totals R$1.5 billion, but based on the initial petition a probable contingency is not anticipated at this stage. We believe that the demand made by the plaintiffs will not prevail and that there is no need to make a provision in this respect.

Litigation Arising from Previous Government Economic Plans

There are certain actions proposed by consumer defense associations which discuss the constitutionality of investment restatement criteria set forth in laws that established several economic plans in Brazil between 1986 and 1991. The doctrine of the Federal Supreme Court with respect to such matter is not consolidated and the general scope of such claims does not allow us to predict their potential impact. In addition, our position in all such circumstances has always reflected strict accomplishment with the provisions set forth in law and, therefore, we expect that such claims should not materially impact our financial statements.

Tax Litigation

We are involved in several tax disputes, including judicial lawsuits and administrative proceedings, mainly relating to the constitutionality and legality of certain taxes imposed on us by the Brazilian government. As of December 31, 2004, we have provisioned R$1.151 million for the eventual loss of pending tax litigation. It is our policy not to record provision for administrative proceedings when the probability of loss is remote or possible. Such claims amounted to approximately R$ 978 million, free of taxes, as of December 31, 2004.

As part of its general review of our banking operations relating to fiscal year 2000, the Central Bank has requested that we establish a reserve relating to the Social Contribution on Income (Contribuição Social sobre o Lucro), or CSL, which we have not paid due to the pending judicial dispute regarding the constitutionality of the assessment of the CSL on our companies that have no employees. As of December 31, 2004, we have made a provision of R$ 145 million for CSL. We understand that we have made adequate provisions for our pending tax disputes, and we believe that an unfavorable outcome in some or all of the pending tax disputes to which we are party, or our eventual decision to make additional provisions, would not have a material adverse effect on our business.

We are a party to two administrative proceedings regarding the deductibility of taxes that were suspended. In the first case, the assessment is suspended in the calculation basis of the CSL and respective interests, amounting to R$66 million as of December 31, 2004. In the second case, the assessment is suspended in the calculation basis in the income tax and CSL, amounting to R$ 331 million as of December 31, 2004. Such administrative proceedings are currently suspended in view of the defense presented by us and we await judgment. Based on the opinion of legal counsels, we believe that it is possible to incur losses in connection with such proceedings, but that there are basis to believe that the losses eventually incurred, if any, will be lower than those amounts set forth above.

Furthermore, we are a party to an administrative proceeding regarding the assessment of income tax and the CSL from 1996 to 2000 due to (i) the deduction of losses in the renegotiation of credits, (ii) the deduction of losses in the receipt of credits with guarantee; (iii) the divergence in the accounting conciliation related to the recovery of credits, and (iv) the deduction of the premium paid in view of the acquisition of Banco Nacional’s clients’ portfolio. The approximate amount at issue in such administrative proceeding as of December 31, 2004 was R$ 603 million. Such proceeding is currently suspended and we await judgment. Based on the opinion of legal counsel, we believe that the probability of incurring a loss in connection with such administrative proceeding is remote and that there are basis to believe that the losses eventually incurred, if any, will be lower than those set forth above.

Employee Litigation

Labor unions and former employees have filed several lawsuits against us seeking compensation for labor rights. Currently, there are approximately 15,776 claims filed against us. Our individual labor lawsuits primarily relate to overtime and salary parity. Our collective labor lawsuits primarily relate to strikes and salary differences resulting from economic plans established by the Federal Government. We have no way of knowing whether we will win these lawsuits. We regularly enter into settlement agreements with our former employees. In the fiscal year ended in December 31, 2004, we paid R$ 281 million in settlements with former employees and judgments imposed by the labor courts.

As per legal counsels’ opinion, provisions for labor lawsuits are recorded based on the average amounts we paid in for similar claims during the 36 previous months, plus the respective social security contribution and the income tax, with such provisions reviewed monthly. Based on the average amounts of settlements and court-imposed payments during the last year, we have provisioned R$717 million. We believe that the provision recorded for the labor lawsuits is sufficient to cover all the losses that we may incur from such lawsuits.

Settlements Related to claims of Banco Bandeirantes

Certain former controlling shareholders of Banorte (a bank acquired by Banco Bandeirantes before we acquired Banco Bandeirantes) have initiated lawsuits against Banco Bandeirantes and Banorte, seeking the nullification of the acquisition of Banorte by Banco Bandeirantes, although this acquisition was approved by the Brazilian Central Bank. Notwithstanding the foregoing, on May, 2005 were ached an agreement with such shareholders, whereby they agreed to terminate all lawsuits and waived all rights on which the lawsuits were based.

In May 2005, Caixa Geral de Depósitos, as the former majority shareholder of Banco Bandeirantes S.A., paid us an indemnity due under the Association Agreement executed, among others, between us and Caixa Geral de Depósitos, in the total amount of approximately R$238 million. This amount included (i) R$200 million for the settlement and full release of contingencies related to Banco Banorte S.A. and (ii) R$38 million for the settlement and full release of contingencies related to Banco Bandeirantes S.A., excluding certain contingencies related to Brazilian tax claims concerning to the deductibility of "provisions for doubtful debtors" (Provisões para Devedores Duvidosos) for the years 1994 through 1997.

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

In May 2005, CGD, as the former majority shareholder of Banco Bandeirantes S.A. paid us an indemnity due under the Association Agreement executed between us and CGD, among others, in the total amount of approximately R$238 million. This amount included (i) R$200 million for the settlement and full release of contingencies related to Banco Banorte S.A. and (ii) R$38 million for the settlement and the full release of contingencies related to Banco Bandeirantes S.A., excluding certain contingencies related to Brazilian tax claims concerning the deductibility of "provisions for doubtful debtors" (Provisões para Devedores Duvidosos) for the years 1994 through 1997.

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

10.E. TAXATION

Taxation of GDSs and Units in Brazil

We describe below the main Brazilian tax consequences relating to the acquisition, ownership and disposition of GDSs or Units by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or Non-Brazilian Holder, and whose investment in GDSs was made under our Depositary Receipt program and consequently is registered with the Central Bank.

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

Taxation of Interest Distribution

When we or Unibanco Holdings pay interest on net equity, holders of GDS or Units will be subject to withholding income tax, according to Brazilian law, at the rate of 15% on such payment. For a detailed description, see “Item 10.B Additional Information—Memorandum and Articles of Incorporation—Dividend Policy and —Interest on Capital Stock”.

Taxation of Gains

According to Law 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a Non-Brazilian Holder, whether to other Non-Brazilian Holders or Brazilian holders, may be subject to taxation in Brazil. Although we believe that the GDSs do not fall within the definition of assets located in Brazil for purposes of Law 10,833, considering the general and unclear scope of such provisions and the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

As a Non-Brazilian Holder of GDSs, you may cancel your GDSs and exchange them for Units. There will be no Brazilian income tax levied on the exchange of GDSs for Units provided they are registered under Resolution 2,689/00 as described below.

As a Non-Brazilian Holder of Units, you should register your investment with the Brazilian authorities either as a portfolio investment under Resolution 2,689/00 or as a direct investment under Law 4,131/62. The tax rules applicable to the Non-Brazilian Holders of Units will vary depending on its registration status.

Non-Brazilian Holders of Units under Resolution 2,689/00

To register a portfolio investment:

  you should register your investment in Brazil with the Central Bank within a specified time, in which case the foreign currency amount of your investment registered with the Central Bank will be determined based on the market value of the Units on the date you withdraw them from the program; and
  you should register your investment in Brazil with the CVM.

In this case:

  an increase in value of the GDSs from the date you acquired them abroad to the date you withdraw them from the Depositary Receipt program will be exempt from taxation;
  you are exempt from the payment of tax on gains realized on the sale of Units, provided the transaction is carried out through the stock exchanges or the organized over the counter markets.
  However, this current preferential treatment may be changed at any time;
  you are subject to income tax at a rate of 15% on any gain obtained on any disposition of the Units that is not carried out through the stock exchanges or the organized over the counter markets.

On the other hand, if you do not register your investments in Units with the Central Bank within the specified time: (i) the difference, in reais, between the value of the Units on the date of registration of the Units with the Central Bank for the Depositary Receipt program and the value at the time of acquisition of the GDSs converted into reais will be considered a gain subject to Brazilian income tax at a rate of 15%; (ii) any gain in reais on disposition of the Units, whether or not carried out through the stock exchanges or the organized over the counter markets, will be subject to income tax at a rate of 15%; and (iii) in case the transaction is carried out on any the stock exchange or the organized over the counter markets, it is subject to the withholding income tax at a rate of 0.005%.

Non-Brazilian Holders of Units under law 4,131/62.

To register a direct investment:

  there is no need to register with the CVM, but you should register your investment with the Central Bank as direct investment.

In this case, an increase in reais in the value of the GDSs from the date you acquired them abroad to the date you withdraw them from the Depositary Receipt program will be subject to income tax at a rate of 15%. Additionally, if you sell or dispose of your Units realizing a gain, you will pay tax on the gains at a rate of 15%, whether or not carried out through the stock exchanges or the organized over the counter markets. The taxable gain is the difference between the amount in reais realized on the sale of the Units and the amount registered with the Central Bank converted into reais on the date of the registration. In case the transaction is carried out on any the stock exchange or the organized over the counter markets, it is subject to the withholding income tax at a rate of 0.005% .

Non-registered Non-Brazilian holders of Units.

In the case no registration is made with the Brazilian authorities:

  you will not be able to enter into foreign exchange transactions to transfer outside Brazil the proceeds of your investment (see ‘‘Item 10.D. Additional Information—Exchange Rates and Exchange Control’’).

In this case, an increase in reais in the value of the GDSs from the date you acquired them abroad to the date you withdraw them from the Depositary Receipt program will be subject to income tax at a rate of 15%. If you sell or dispose of your Units realizing a gain, you will pay tax on the gains at a rate of 15%, whether or not carried out through the stock exchanges or the organized over the counter markets. If the transaction is carried out on any the stock exchange or the organized over the counter markets, it is subject to the withholding income tax at a rate of 0.005% .

Conversion of Units into GDSs

In any of the above cases, except for Non-Brazilian Holders with a portfolio investment duly registered with the Brazilian Authorities, the deposit of Units by a Non-Brazilian Holder in exchange for GDSs may be subject to Brazilian income tax if the acquisition cost of the Units is lower than (a) the average price per Unit on a Brazilian stock exchange on which the greatest number of such Units were sold on the day of deposit; or (b) if no Units were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Units were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the Units calculated as above will be considered to be a capital gain subject to income tax at a rate of 15%.

Preemptive Rights

Any exercise of preemptive rights relating to the shares underlying the Units or GDSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the shares underlying the Units or the GDSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of Units.

Taxation of Tax Haven Residents

If you cancel your GDSs and exchange them for Units and if you are resident of a tax haven as defined by Brazilian law, regardless of registration with the Central Bank or the CVM, you cannot take benefit of the tax treatment applicable to Non-Brazilian Holders under Resolution 2,689. Additionally, you will be subject to income tax at a rate of 25% on any disposition of Units, except for transactions carried out through the stock exchanges or the organized over the counter markets, in which case the applicable rate is 15% (this transaction is also subject to the withholding income tax at a rate of 0.005%) . You will also be subject to a 25% tax rate on the payments of interest on ours or Unibanco Holdings net equity.

In accordance with the Brazilian law, a tax haven is defined as a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the laws of that country or location impose restrictions on the disclosure of shareholding composition or the ownership of the investment, or the identity of tax haven residents.

CPMF

Any transaction carried out in Brazil that results in the transfer of funds from a Brazilian bank account may be subject to a temporary contribution on bank accounts, or CPMF Tax, at a rate of 0.38% . The CPMF may be applicable to the ownership, acquisition or disposition of Units. If you sell Units in Brazil, you will receive proceeds in reais and will be required to enter into a foreign currency exchange transaction to remit the proceeds abroad. Currently, the acquisitions or sale of Units on a Brazilian stock exchange are exempt from the CPMF.

The CPMF is also withheld on the payment of dividends or interest on net equity by Unibanco Holdings to holders of GDSs under our Depositary Receipt program or Units.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Units or GDSs by a Non-Brazilian Holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of Units or GDSs.

A tax on foreign exchange transactions, or IOF/Exchange Tax, may be imposed on any conversion of Brazilian currency into foreign currency or vice versa. The rate of the IOF/Exchange Tax applicable is currently 0% with some specific exceptions, but the Minister of Finance has the legal power to increase the rate at any time to a maximum of 25%, but only with respect to future transactions.

A bonds and securities transactions tax, or IOF/Bonds Tax, may be imposed on several types of financial transactions, including those carried out on Brazilian stock, futures or commodities exchanges. The rate of this tax is currently zero for transactions involving Units and GDSs but the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrants certify that they meet all of the requirements for filing on Form 20-F/A and have duly caused and authorized the undersigned to sign this annual report to be signed on their behalf.

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

Dated: August 25, 2005.

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
39 This company is wholly owned by Surinvest International Limited. See note 26.
40 See note 20.

Exhibit 12.1

CERTIFICATION

I, Pedro Moreira Salles, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Unibanco - União de Bancos Brasileiros S.A.;

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

Dated: August 25, 2005

By:	/s/ Pedro Moreira Salles

Name: Pedro Moreira Salles
Title: Chief Executive Officer

Exhibit 12.1

CERTIFICATION

I, Geraldo Travaglia Filho, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Unibanco - União de Bancos Brasileiros S.A.;

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

Dated: August 25, 2005

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

4.
The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision,to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

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

Dated: August 25, 2005

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

Dated: August 25, 2005

By:	/s/ Geraldo Travaglia Filho

Name: Geraldo Travaglia Filho
Title: Officer (principal financial officer)

Exhibit 13.1

CERTIFICATION

Pursuant to 18 United States Code § 1350

     The undersigned hereby certifies that to his knowledge the Annual Report on Form 20-F/A of Unibanco – União de Bancos Brasileiros S.A. (the “Company”) for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Pedro Moreira Salles____________
Name: Pedro Moreira Salles
Title: Chief Executive Officer
Date: August 25, 2005

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

Exhibit 13.1

CERTIFICATION

Pursuant to 18 United States Code § 1350

     The undersigned hereby certifies that to his knowledge the Annual Report on Form 20-F/A of Unibanco – União de Bancos Brasileiros S.A. (the “Company”) for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Geraldo Travaglia Filho_________
Name: Geraldo Travaglia Filho
Title: Vice-President (principal financial officer)
Date: August 25, 2005

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

Exhibit 13.1

CERTIFICATION

Pursuant to 18 United States Code § 1350

     The undersigned hereby certifies that to his knowledge the Annual Report on Form 20-F/A of Unibanco Holdings S.A. (the “Company”) for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Israel Vainboim___________
Name: Israel Vainboim
Title: Chief Executive Officer
Date: August 25, 2005

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

Exhibit 13.1

CERTIFICATION

Pursuant to 18 United States Code § 1350

     The undersigned hereby certifies that to his knowledge the Annual Report on Form 20-F/A of Unibanco Holdings S.A. (the “Company”) for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Geraldo Travaglia Filho_________
Name: Geraldo Travaglia Filho
Title: Officer (principal financial officer)
Date: August 25, 2005

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