Form 20-F
period 2005-12-31
UNIBANCO UNION OF BRAZILIAN BANKS SA
filed 2006-06-30
CIK 1038583

As filed with the Securities and Exchange Commission on June 30, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
OR
Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended: December 31, 2005
OR
Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____to _____
Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 1-14640-1

UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.
& UNIBANCO HOLDINGS S.A.
(Exact name of Registrant as specified in its charter)
UNIBANCO-UNION OF BRAZILIAN BANKS S.A.
& UNIBANCO HOLDINGS S.A.
(Translation of Registrant’s names into English)

     Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

UNIBANCO-UNIÃO DE	UNIBANCO HOLDINGS, S.A.
BANCOS BRASILEIROS	Avenida Eusébio Matoso 891
S.A.	22nd Floor
Avenida Eusébio Matoso, 891	05423-901 São Paulo, SP
05423-901 São Paulo, SP
(Address of principal executive offices)
Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	(Name of each exchange on which
registered)
Global Depositary Shares, each representing five Units, each Unit	New York Stock Exchange
consisting of one Unibanco Preferred Share and one Unibanco
Holdings Preferred Share
Unibanco Preferred Shares, without par value	New York Stock Exchange*
Unibanco Holdings Preferred Shares, without par value	New York Stock Exchange*

Securities registered pursuant to Section 12(g) of the Act:
None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

755,658,168 Unibanco Common Shares, no par value per share
653,200,164 Unibanco Preferred Shares, no par value per share
276,867,952 Unibanco Holdings Common Shares, no par value per share
553,465,920 Unibanco Holdings Preferred Shares, no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Unibanco: Yes        No
Unibanco Holdings: Yes          No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Unibanco: Yes        No
Unibanco Holdings: Yes          No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Unibanco: Yes        No
Unibanco Holdings: Yes          No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Unibanco: Large accelerated filer                 Accelerated filer                 Non-accelerated filer
Unibanco Holdings: Large accelerated filer                     Accelerated filer                  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:

Unibanco: Item 17         Item 18
Unibanco Holdings: Item 17         Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Unibanco: Yes        No
Unibanco Holdings: Yes          No

* Not for trading purposes, but only in connection with the registration of Global Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

NOTE ON JOINT FILING

     This annual report on Form 20-F has been jointly filed with the permission of the Securities and Exchange Commission by Unibanco–União de Bancos Brasileiros S.A. and our parent company, Unibanco Holdings S.A. Unibanco Holdings holds 97.1% of our outstanding common shares and 12.4% of our outstanding preferred shares as of May 31, 2006. Unibanco Holdings does not engage in any material activities other than holding our shares. (See note 33 to the Consolidated Financial Statement).

PRESENTATION OF INFORMATION

     In this annual report, we refer to Unibanco-União de Bancos Brasileiros S.A. and, unless the context otherwise requires, its consolidated subsidiaries as “Unibanco”, the “Company”, “we” or “us”. We refer to Unibanco Holdings S.A. as “Unibanco Holdings”. All references in this annual report to a “Unit” or “Units” are to our units which are traded on the New York Stock Exchange. Each Unit represents one Unibanco preferred share and one Unibanco Holdings preferred share.

     All references in this annual report to the real, reais, or R$ are to the Brazilian real, the official currency of the Federative Republic of Brazil since July 1, 1994. All references to U.S. dollars, dollars or US$ are to United States dollars.

     On May 31, 2006, the exchange rate for reais into U.S. dollars was R$ 2.3005 to US$1.00, based on the commercial selling exchange rate as reported by the Central Bank of Brazil. The commercial selling exchange rate was R$ 2.3407 to US$1.00 as of December 31, 2005.

     Our audited consolidated financial statements are included in Item 19 of this annual report. These financial statements include the assets, liabilities, results of operations and cash flows of our subsidiaries, as well as our branches outside Brazil. Unibanco Holdings, a corporation organized under the laws of Brazil, controls us through its ownership, as of May 31, 2006, of 97.1% of our outstanding common shares and of our outstanding preferred shares. Unibanco Holdings does not engages in any material activities other than holding our shares. As a result, the financial statements of Unibanco Holdings are similar to ours in all material respects, except for other assets and liabilities and the minority interest of the balance sheet and income statement and the operating and financing activities sections of the cash flow statement. References herein to our consolidated financial statements also refer to the financial statements of Unibanco Holdings.

     Our audited consolidated balance sheets as of December 31, 2004 and 2005 and consolidated statements of income, changes in holders’ equity and cash flows for each of the three-years ended December 31, 2005, including the notes thereto, included in this annual report have been prepared in accordance with U.S. GAAP. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários (CVM), the Brazilian Securities Commission, and determining dividend payments and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with applicable Brazilian accounting practices and the Brazilian Corporate Law (Accounting Practice Adoupted in Brazil).

  Certain amounts (including percentages and totals) appearing herein have been rounded.

     Unless the context otherwise requires, all references to loans include leases. Certain industry data presented herein have been derived from sources which we believe to be reliable, however, we have not independently verified this data and we assume no responsibility for its accuracy or completeness. Sources include Sistema do Banco Central, a database of information provided by financial institutions to the Central Bank (SISBACEN); Federação Nacional das Empresas de Seguros Privados e de Capitalização, the National Federation of Private Insurance and Capitalization Companies (Fenaseg); Superintendência de Seguros Privados, the Brazilian Private Insurance Superintendency (SUSEP); Associação Nacional de Bancos de Investimento e Distribuidoras, the National Association of Investment Banks and Security Dealers (ANBID); Fundação Getúlio Vargas, a leading Brazilian independent economic research organization (FGV); and Associação de Empresas de Cartão de Crédito e Serviços, the Brazilian Credit Cards Companies Association (ABECS).

FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements relating to our business that are based on management’s current expectations, estimates and projections. Words such as “believes,” “expects,” “intends,” “plans,” “projects,” “estimates,” “anticipates” and similar expressions are used to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed or implied in such forward-looking statements.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected Financial Data

     Our consolidated financial statements are presented in reais. For more details related to the latest, high and low exchange rates for reais into U.S. dollars, including the high and low exchange rates for each month during the previous six months and for the five most recent financial years, see “Item 10. D – Additional Information – Exchange Rates and Exchange Controls”.

     Our selected historical financial data as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 have been derived from, and should be read in conjunction with, our audited consolidated financial statements included in this annual report. The selected financial data as of December 31, 2001, 2002 and 2003 and for each of the two years in the period ended December 31, 2002 are derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements as of and for the years ended December 31, 2004 and 2005 have been audited by PricewaterhouseCoopers Auditores Independentes. Our consolidated financial statements as of and for the years ended December 31, 2001, 2002 and 2003 have been audited by Deloitte Touche Tohmatsu Auditores Independentes. The reports of the independent registered public accounting firms as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 are filed as part of this annual report.

     In addition, our Accounting Practices Adopted in Brazil selected historical financial data as of December 31, 2001 to 2005 and for the five years ended December 31, 2005 are derived from, and should be read in conjuction with, our audited consolidated financial statements not included in this annual report, but filed at the CVM.

     Because the consolidated financial statements of Unibanco are substantially similar in all material respects to those of Unibanco Holdings except for other assets and liabilities, minority interest, earnings per share and the cash flow statement, separate selected financial data for Unibanco Holdings have not been presented.

     The following selected financial data should be read in conjunction with “Presentation of Financial Information” and “Item 5. Operating and Financial Review and Prospects.”

	For the Year Ended December 31,

	2001	2002	2003	2004	2005

	(in millions of R$)
US GAAP:
Unibanco Consolidated Income Statement Data:
Net interest income	R$ 4,173	R$ 5,302	R$ 5,024	R$ 5,774	R$ 8,566
Provision for loan losses	(1,100)	(1,291)	(881)	(948)	(1,870)

Net interest income after provision for loan losses	3,073	4,011	4,143	4,826	6,696
Fee and commission income	1,653	1,854	2,152	2,382	2,814
Equity in results of unconsolidated companies (1)	235	184	199	220	158
Other non-interest income (2)	1,873	1,178	3,152	4,239	3,712
Operating expenses (3)	(3,850)	(3,985)	(4,534)	(5,098)	(5,851)
Other non-interest expense (4)	(2,037)	(2,600)	(3,731)	(4,055)	(5,261)

Income before income taxes and minority interest	947	642	1,381	2,514	2,268
Income taxes	(38)	276	(354)	(295)	(460)
Minority interest	(84)	(115)	(154)	(156)	(158)

Net income	R$ 825	R$ 803	R$ 873	R$ 2,063	R$ 1,650

	For the Year Ended December 31,

	2001	2002	2003	2004	2005

	(in R$, except per share data)
Unibanco Earnings and Dividends Information (16) :
Basic and diluted earnings per shares:
Common	R$ 0.56	R$ 0.55	R$ 0.61	R$ 1.42	R$ 1.13
Preferred	0.62	0.61	0.67	1.56	1.24
Distributed earnings (dividends) per shares:
Common	0.22	0.23	0.30	0.36	0.50
Preferred	R$ 0.24	R$ 0.26	R$ 0.33	R$ 0.39	R$ 0.54
Weighted average shares outstanding (in thousands) – Basic:
Common	755,687	755,687	755,678	755,658	755,658
Preferred	643,309	629,876	622,831	631,225	641,177
Weighted average shares outstanding (in thousands) – Diluted:
Common	755,687	755,687	755,678	755,658	755,658
Preferred	643,309	629,876	623,035	631,643	642,200

Unibanco Holdings Earnings and Dividends
Information (16) :
Basic and diluted earnings per shares:
Common	R$ 0.57	R$ 0.57	R$ 0.60	R$ 1.42	R$ 1.11
Preferred “A”	0.63	0.63	0.14	-	-
Preferred	0.57	0.57	0.60	1.42	1.11
Distributed earnings (dividends) per shares:
Common	0.22	0.24	0.27	0.32	0.42
Preferred “A”	0.24	0.26	0.14	-	-
Preferred	R$ 0.22	R$ 0.24	R$ 0.27	R$ 0.32	R$ 0.42
Weighted average shares outstanding (in thousands) – Basic:
Common	371,384	371,384	349,754	315,146	300,423
Preferred “A”	38,435	38,435	23,653	-	-
Preferred	429,411	424,263	454,212	510,100	523,045
Weighted average shares outstanding (in thousands) – Diluted:

Common	371,384	371,384	349,754	315,146	300,423
Preferred “A”	38,435	38,435	23,653	-	-
Preferred	429,411	424,263	454,415	510,518	524,067

	As of December 31,

	2001	2002	2003	2004	2005

	(in millions of R$)
Unibanco Consolidated Balance Sheet Data:
Assets
Cash and due from banks	R$ 677	R$ 934	R$ 812	R$ 1,575	R$ 1,158
Interest-bearing deposits in other banks	1,843	2,309	2,886	3,579	5,107
Federal funds sold and securities purchased under
resale agreements	2,670	13,561	8,874	11,679	10,014
Trading, available for sale and held to maturity	15,596	18,117	14,666	14,875	19,580
Loans	23,912	25,254	26,039	31,377	39,237
Allowance for loan losses	(1,276)	(1,389)	(1,317)	(1,560)	(2,107)
Investments in unconsolidated companies	892	574	616	536	623
Goodwill and intangibles, net	1,372	1,349	1,248	1,630	1,620
Total assets	53,382	71,988	66,047	77,858	89,818
Average assets	51,203	60,310	64,579	74,383	80,628

Liabilities and Shareholders’ Equity
Deposits	R$ 18,555	R$ 26,055	R$ 25,700	R$ 33,775	R$ 35,936
Federal funds purchased and securities sold under
repurchase agreements	7,587	13,806	6,750	6,687	10,721
Short-term borrowings	6,240	6,305	3,113	2,677	3,239
Long-term debt	7,847	10,928	13,348	11,700	12,850
Shareholders’ equity	5,955	6,245	6,754	8,572	9,534
Average liabilities	45,387	54,223	58,085	66,723	71,605
Average shareholders’ equity	5,816	6,087	6,494	7,660	9,023

	As of and for the Year Ended December 31,

	2001	2002	2003	2004	2005

Selected Consolidated Ratios:
Profitability and Performance
Net Interest margin (5)	10.1%	10.8%	9.4%	9.4%	12.8%
Return on average assets (6)	1.6	1.3	1.4	2.8	2.0
Return on average equity (7)	14.2	13.2	13.4	26.9	18.3
Efficiency ratio (8)	68.0	69.5	68.7	61.1	59.5
Dividends payout ratio common and preferred	39.3	42.4	49.2	25.4	44.0

Liquidity
Loans as a percentage of total deposits	128.9	96.9	101.3	92.9	109.2

Capital
Average shareholder’s equity as a percentage of
average total assets	11.4	10.1	10.1	10.3	11.2
Total equity as a percentage of total assets	11.2	8.7	10.2	11.0	10.6
Total capital to risk-weighted assets (9)	13.7	15.7	18.6	16.3	15.6

Asset Quality
Allowance for loan losses as a percentage of
total loans	5.3	5.5	5.1	5.0	5.4
Nonperforming loans as a percentage of
total loans (10)	4.2	3.9	4.5	4.1	4.3
Allowance for loan losses as a percentage of
total nonperforming loans (10)	127.3	142.0	113.4	122.4	124.4
Net charge-offs as a percentage of average
loans outstanding (11)	3.8	5.0	4.0	2.6	4.0

	As of December 31,

	2001	2002	2003	2004	2005

	(in millions of R$, except per share amounts)
Accounting Practices Adopted in
Brazil(12) :
Consolidated Income Statement Data:
Profit from financial intermediation	R$ 3,736	R$ 2,672	R$ 5,198	R$ 5,194	R$ 6,493
Net income	972	1,010	1,052	1,283	1,838
Unibanco Earnings and Dividends Information:
Earnings per 1,000 shares:
Common	R$ 6.95	R$ 7.29	R$ 7.65	R$ 919.13	R$1,315.46
Preferred	6.95	7.29	7.65	919.13	1,315.46
Distributed earnings (dividends) per 1,000 shares:
Common	R$ 2.22	R$ 2.35	R$ 2.96	R$ 361.87	R$ 499.32
Preferred	2.44	2.58	3.26	395.18	543.16

	For the Year Ended December 31,

	2001	2002	2003	2004	2005

	( in millions of R$, except percentages)
Accounting Practices Adopted in
Brazil(12) :
Consolidated Balance Sheet Data:
Total assets	R$ 55,616	R$ 75,375	R$ 69,632	R$ 79,350	R$ 91,831
Total loans	25,358	26,557	27,678	31,796	39,875
Total deposits	18,932	25,988	25,357	33,530	35,499
Shareholders’ equity	6,072	6,559	7,156	8,106	9,324
Selected Consolidated Ratios:
Return on average assets (13)	1.8%	1.5%	1.5%	1.7%	2.1%
Return on average equity (14)	16.8	16.0	15.3	16.8	21.1
Efficiency ratio (15)	58.0	59.1	57.7	60.9	51.5
Total capital to risk weighted assets (9)	13.7	15.7	18.6	16.3	15.6

(1)
For more information on our equity in results of unconsolidated companies, see “Item 5. Operating and Financial Review and Prospects - Accounting for results of unconsolidated affiliates” and “Item 5A. Operating Results” and Note 11 to our consolidated financial statements.

(2)
Other non-interest income consists of trading income (net), net gain (losses) on foreign currency transactions, net gains (losses) on securities and non-trading derivatives, insurance, and private retirement plan and pension investment contracts and other non-interest income. For more information see Note 24 to our consolidated financial statements and “Item 5A. Operating Results”.

(3)	Operating expenses consist of salaries and benefits and administrative expenses.
(4)
Other non-interest expense consists of amortization of goodwill until December 31, 2001, amortization of intangibles and impairment on goodwill, insurance, private retirement plan and pension investment contracts and other non-interest expenses.

(5)	Net interest income as a percentage of average interest-earning assets.
(6)	Net income as a percentage of average total assets.
(7)	Net income as a percentage of average shareholders’ equity.
(8)	Operating expenses as a percentage of the aggregate of net interest income, fee and commission income, other non- interest income and other non-interest expense.
(9)	Based on Brazilian Central Bank guidelines. See “Item 4.B Business Overview”.

(10)	Non-performing loans consist of loans 60 days or more overdue.
(11)	Charge-offs net of loan recoveries during the period as a percentage of average loans outstanding.
(12)
Our Brazilian financial statements are prepared in accordance with the requirements of Brazilian Corporate Law and the regulations of the Central Bank, the Brazilian Private Insurance Superintendency and the Brazilian Securities Commission. We did not consider the reverse stock split (100:1 shares), on August 30, 2004, for the years of 2001, 2002 and 2003.

(13)	Net income as a percentage of average total assets.
(14)	Net income as a percentage of average shareholders’ equity.
(15)	Operating expenses as a percentage of the aggregate profit from financial intermediation and other income.
(16)
Earnings per share have been adjusted for all periods presented to reflect the new number of shares that resulted from the reverse stock split (100:1 shares), on August 30, 2004, in accordance with SFAS 128 “Earnings per share” (see Note 19 to our consolidated financial statements).

3.D Risk Factors

     Set forth below are certain risk factors that could have a material adverse effect on our future business, operating results or financial condition. You should consider these risk factors and the other information in this document before making investment decisions involving our shares. Additional risks not currently known to us, or which we deem to be immaterial now, may also have a material adverse effect on our business, financial condition, results of operations and your investment.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely affect our business and the market price of our Units.

     During certain periods, the Brazilian government has intervened in the Brazilian economy and, it may, occasionally, make changes in economic policy and regulations. The Brazilian government’s actions to control inflation and implement macroeconomic policies and regulations have involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, including such factors as:

  inflation rates;
  interest rates;
  monetary policy;
  liquidity of domestic capital and lending markets;
  domestic economic growth;
  changes in the tax regime, including charges applicable to the banking industry;
  exchange rates and exchange control policies; and
  other political, diplomatic, social and economic developments in or affecting Brazil.

Political developments may adversely affect our results of operations and the price of our Units.

     The performance of the Brazilian economy has historically been influenced by the domestic politics. Political crises have, in the past, affected the confidence of investors and of the general public and resulted in economic slowdowns, adversely affecting the market price of the shares of listed companies.

     The Brazilian Congress is currently conducting investigations into, among other matters, allegations related to political campaign contributions that were unaccounted for or not publicly disclosed, including contributions made to various important members of the current administration. Such allegations have resulted in the replacement of key ministers and have occupied most of Congress’ agenda in 2006. While these developments have not had a material adverse effect on the Brazilian economy, if these investigations were to impact the confidence of the general public and/or of investors resulting in an economic slowdown in Brazil, our results of operations and the price of our Units could be adversely affected.

     Additionally, presidential elections in Brazil are scheduled to take place in October 2006, and we cannot provide any assurance that the next administration will adopt or maintain economic policies that produce a growing economy. If the administration promotes significant changes in economic policies currently adopted, and such changes result in an economic slowdown in Brazil, our results of operations and the market price of our Units may be adversely affected.

     In addition, market prices of shares of Brazilian companies have been volatile during presidential elections in the past. Uncertainties about the outcome of the election, and speculation about actions of the future government, may influence investors’ perception of risk in Brazil and could have an adverse impact on the market price of our Units.

Devaluation of the Real against the U.S. dollar may harm our and our Brazilian borrowers’ ability to pay dollar-denominated or dollar-indexed obligations.

     Our financial condition and results of operations have been affected in the past, and will likely continue to be affected, by the devaluation of the Real that has followed the Brazilian government’s decision in January 1999 to allow the Real to float freely.

     The exchange rate between the Real and the U.S. dollar has varied significantly in recent years. For example, the Real declined in value against the U.S. dollar by 18.7% in 2001 and by 52.3% in 2002 and then recovered to some extent in 2003 and 2004; appreciating 18.3% and 8.1%, respectively, against the U.S. dollar. For the period ended December 31, 2005, the Real appreciated 11.8% against the U.S. dollar.

     Devaluation of the Real against the U.S. dollar and other foreign currencies may impair our ability to pay our dollar-denominated or dollar-indexed liabilities by making it more costly for us to obtain the foreign currency required to pay such obligations.

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

Appreciation of the Real against the U.S. dollar may adversely affect our income tax liability.

     During periods when the Real appreciates against the currencies in which we hold our investments in our non-Brazilian subsidiaries and branches, we may experience an increase in our income tax liability. This is because losses in Real terms on our overseas investments are not deductible for Brazilian tax purposes, whereas gains in the value of the related Real-denominated hedges we maintain generally are taxable. At the end of 2005, all of Unibanco’s foreign investments were fully hedged in order to mitigate any effects from foreign exchange volatility, including the potential fiscal impact of such investments.

Volatility of currency exchange rates may lead to an uncertain economic climate in Brazil that could negatively affect our ability to finance our operations through the international capital markets.

     Devaluation of the Real relative to the U.S. dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and instigating governmental policies to curb aggregate demand. On the other hand, appreciation of the Real against the U.S. dollar may lead to a deterioration of the Brazilian current account and balance of payments, as well as dampening export-driven growth. The potential impact of the floating exchange rate and of potential measures taken by the Brazilian government to stabilize the Real is uncertain.

Imposition of exchange controls could restrict our access to the international capital markets and limit our ability to service our obligations that are denominated in foreign currencies.

     The purchase and sale of foreign currency in Brazil is subject to governmental control. Historically, the Brazilian government has implemented a number of policies affecting exchange rates and the servicing of external debt by Brazilian borrowers. These policies have included sudden devaluation, periodic mini-devaluation (with the frequency of adjustments ranging from daily to monthly), floating exchange rate systems, exchange controls and the creation of a commercial rate exchange market and a floating rate exchange market, which were combined into a single exchange rate market in March 2005.

     The Brazilian government has not prevented the remittance of proceeds to foreign investors since 1990 and has never done so in respect of securities obligations. Currently, the government does not restrict the ability of Brazilian or foreign people or entities to convert Brazilian currency into foreign currency provided that the transactions are (i) legal, (ii) based on the economic factors and responsibilities of each of the parties as set forth in the underlying document for each transaction, and (iii) in compliance with all regulatory requirements such as previous registration with the Central Bank (when applicable). Since the foreign exchange market has been recently modified, certain operational procedures are still pending regulation by the Central Bank. The Central Bank has assumed responsibility for the external obligations in connection with the formal restructuring of Brazilian sovereign debt.

     We cannot be sure that the Brazilian government will maintain the exchange control policy currently in force or will adopt a more restrictive exchange control policy. Such a policy could impede our access to the international capital markets by making non-Brazilian lenders and investors reluctant to commit funds to Brazilian borrowers. Such a policy could also negatively affect the ability of Brazilian debtors (including us) to make payments outside of Brazil to meet their obligations under foreign currency-denominated liabilities. Many factors beyond our control might affect the likelihood that the government will impose exchange control restrictions. Among these factors are:

  the extent of Brazil’s foreign currency reserves;
  the availability of sufficient foreign exchange on the date a payment is due;
  the size of Brazil’s debt service burden relative to the economy as a whole;
  Brazil’s policy towards the International Monetary Fund; and
  political constraints to which Brazil may be subject.

If Brazil experiences substantial inflation in the future, our results of operations may be negatively affected.

     Brazil has experienced high rates of inflation, with annual rates of inflation as high as 2,708% in 1993. More recently, Brazil’s rates of inflation were 10.4% in 2001, 26.4% in 2002, 7.7% in 2003, 12.1% in 2004, 1.9% in 2005 and 0.61% in the first five months of 2006, as measured by the general price index (IGP-DI). Inflation itself and governmental measures to combat inflation have, in the past, had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation, and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs may increase and our operating and net margins may decrease (if not accompanied by an increase in interest rates). Inflationary pressures may curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy, which in turn could adversely affect our operations.

     The market value of securities issued by Brazilian companies is influenced by the perception of risk in Brazil and other emerging economies, which may have a negative effect on the market price of our Units and may restrict our access to international capital markets.

     Economic and market conditions in other emerging market countries, especially those in Latin America, may influence the market for securities issued by Brazilian companies. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse impact on the market value of Brazilian securities. In the wake of economic problems in various emerging market countries in recent years (such as the Asian financial crisis of 1997, the Russian financial crisis of 1998 and the Argentine financial crisis that began in 2001), investors viewed investments in emerging markets with heightened caution. Crises like those may produce a significant outflow of U.S. dollars from Brazil, negatively affecting the price of securities issued by Brazilian companies, and may cause Brazilian companies to face higher costs for raising funds, both domestically and abroad, which could impede the access of Brazilian companies to international capital markets. Furthermore, crises in other emerging market countries could hamper investor enthusiasm for securities of Brazilian issuers, including ours, which could adversely affect the market price of our Units.

Risks Relating to the Brazilian Banking Industry

Changes in regulation may negatively affect us.

     Brazilian banks and insurance companies, including our banking and insurance operations, are subject to extensive and continuous regulatory review by the Brazilian government. We have no control over government regulations, which govern all facets of our operations, including, among others, regulations that impose:

  minimum capital requirements;
  compulsory reserve requirements;
  lending limits and other credit restrictions;
  accounting and statistical requirements; and

  corporate governance requirements.

     The regulatory structure governing Brazilian financial institutions, including banks, broker-dealers, leasing companies, and insurance companies is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could be changed, and new laws or regulations could be adopted. Such changes could materially affect our operations and our revenues.

Changes in reserve and compulsory deposit requirements may affect our profitability.

     The Central Bank has, in certain periods, changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. The Central Bank may increase the reserve requirements in the future or impose new reserve or compulsory deposit requirements.

     Reserve and compulsory deposit requirements reduce our liquidity to make loans and other investments. In addition, compulsory deposits generally do not yield the same return as our other investments and deposits because (i) a portion of such deposits does not bear interest, (ii) we are obligated to hold some of our compulsory deposits in Brazilian government securities and (iii) a portion of the deposits must be used to finance government programs, including a federal housing program and rural sector subsidies.

     If the Central Bank increases the mandatory reserve requirements in the future or imposes new reserve or compulsory deposit requirements, this could have an adverse effect on our business, financial condition and results of operations.

Changes in minimum levels for federal housing and rural sector loans may negatively affect our profitability.

     Brazilian banking regulations require that we allocate a specified percentage of our savings deposits to a federal mortgage program and a minimum percentage of our demand deposits to rural sector loans. If we do not allocate the minimum amounts required by these programs, we must make up the difference by allocating the difference in the form of compulsory deposits with the Central Bank. Such compulsory deposits generally do not yield the same returns as our other investments and deposits. In addition, obligatory loans to these sectors entails more risk and is often less profitable than other lending opportunities that might be available to us. If the Central Bank increases the minimum amounts that we must allocate to such programs, this could have an adverse effect on our business, financial condition and results of operations.

Changes in tax regulation may negatively affect our operations.

     To support its fiscal policies, the Brazilian government regularly enacts reforms to tax and other assessment regimes which affect us and our customers. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. There can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business and results of operations. Furthermore, such changes have produced uncertainty in the financial system, may increase the cost of borrowing and may contribute to an increase in our non-performing loan portfolio. See “Item 5. Operating and Financial Review and Prospects—Macroeconomic Factors Affecting Our Financial Condition and Results of Operations—Effects of Government Regulation-Effects on our Financial Condition and Results or Operations—Other Taxes.”

Changes in base interest rates by the Central Bank could adversely affect our results of operations and profitability.

     The Central Bank establishes the base interest rate for the Brazilian banking system, and uses this rate as an instrument of monetary policy. The base interest rate is the benchmark interest rate payable to holders of some securities issued by the federal government and traded at the Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia), or SELIC.

     Since 2001, the Central Bank has frequently adjusted the base interest rate, increasing the rate numerous times in response to economic uncertainties. The Central Bank reduced the base interest rate during the second half of 2003 and the first half of 2004. More recently, in order to control inflation, the Central Bank increased the base interest rate several times from 16.0% per annum on August 18, 2004 to 19.75% per annum on May 18, 2005, reducing it again to 18.0% per annum on December 14, 2005. On January 18, 2006, the SELIC rate was lowered to 17.25% and as of May 2006, the SELIC rate was 15.25% .

     Although increases in the base interest rate typically enable us to increase margins, such increases could adversely affect our results of operations, among other ways, by reducing demand for our credit and investment products, increasing our cost of funds and increasing the risk of customer default. Decreases in the base interest rate could also adversely affect our results of operations, among other ways, by decreasing the interest income we earn on our interest-earning assets and lowering margins. See “ Item 5. Operating and Financial Review and Prospects—Macroeconomic Factors Affecting Our Financial Condition and Results of Operations—Effects of Government Regulation-Effects on our Financial Condition and Results or Operations—Effects of Interest Rates on Our Financial Condition and Results of Operations.”

The increasingly competitive environment and recent consolidations in the Brazilian financial services market may negatively affect our business prospects.

     The Brazilian financial markets, including the banking, insurance and asset management sectors, are highly competitive. We face significant competition in all of our principal areas of operation from other large Brazilian and international banks, both public and private, and insurance companies.

     In recent years, the presence of foreign banks and insurance companies in Brazil has grown and competition in the banking and insurance sectors and in markets for specific products has increased.

     The acquisition of an insurance company or of a bank by one of our competitors would likely increase such competitor’s market share and client base, and, as a result, we may face heightened competition. An increase in competition may negatively affect our business results and prospects by, among other things:

  limiting our ability to increase our client base and expand our operations;
  reducing our profit margins on the banking, insurance, leasing and other services and products we offer; and
  increasing competition for investment opportunities.

Risks Relating to Unibanco and Unibanco Holdings

The profile of our loan portfolio may be adversely affected due to changes in Brazilian or international economic conditions.

     As of December 31, 2005, our loan portfolio was R$39,237 million, compared to R$31,377 million as of December 31, 2004. Our allowance for loan losses was R$2,107 million, representing 5.4% of our total loan portfolio, as of December 31, 2005, compared to R$1,560 million, representing 5.0% of our total loan portfolio, as of December 31, 2004. See “Item 5. Operating and Financial Review and Prospects—Results of Operations for Year Ended December 31, 2005 Compared to Year Ended December 31, 2004.”

     The quality of our loan portfolio is subject to changes in the profile of our business resulting from organic growth or acquisitions that we make, and is dependent on domestic and, to a lesser extent, international, economic conditions. Our acquisitions of a 50% interest in each of Banco Investcred and LuizaCred in 2001; 100% of Creditec—Crédito Financiamento e Investimento S.A., or Creditec, and 100% of Hipercard Administradora de Cartão de Crédito Ltda., or Hipercard, in 2004; and the remaining 49% interest in Banco Dibens S.A. and, consequently, the remaining 49% interest in Dibens Leasing S.A. in 2005 have affected the quality of our loan portfolio by significantly increasing our exposure to the lower income segment of the retail market. This sector generally features a higher volume of transactions, higher margins and higher default rates than other income brackets. Adverse changes affecting any of the sectors to which we have significant lending exposure, political events within and external to Brazil or the variability of economic activity may have an adverse impact on our business and our results of operations. Furthermore, our historic loan loss experience may not be indicative of our future loan losses.

Our securities portfolio is subject to market fluctuations due to changes in Brazilian or international economic conditions.

     As of December 31, 2005, marketable securities represented R$19,580 million, or 21.8% of our assets, and realized and unrealized investment gains and losses have had and will continue to have a significant impact on our results of operations. These gains and losses, which we record when investments in securities are sold or are marked to market (in the case of trading securities), may fluctuate considerably from period to period. We cannot predict the amount of realized or unrealized gains or losses for any future period, and variations from period to period have no practical analytical value in helping us to make such a prediction. Gains or losses on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or any portion thereof.

Integration of businesses in future acquisitions may increase our risks.

     Our business strategy includes growth through strategic acquisitions. In May 2005, we acquired the remaining 49% of the share capital of Banco Dibens S.A., a national bank with a significant presence in the vehicles market and, consequently, we indirectly acquired the remaining 49% of the share capital of Dibens Leasing S.A. that had been held by Banco Dibens S.A. We may engage in future acquisitions as we seek to continue our growth in the consolidating Brazilian financial services industry. The integration of the businesses we have recently acquired and may acquire in the future entails significant risks, including the risks that:

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

Risks Relating to the Global Depositary Shares and Units

Cancellation of Global Depositary Shares in exchange for Units could adversely affect the public market and value of Global Depositary Shares and impose further restrictions on Unit holders.

     Under our Global Depositary Shares, or GDSs Program, GDS holders are entitled to cancel their GDSs and receive the underlying Units in Brazil. In this case:

  if a significant number of GDSs are cancelled, the public market and prices for GDSs could be adversely affected; and
  the proceeds and gains related to the Units are earned by their holders in Brazil. Foreign investors may not be able to remit the proceeds of the Units to investors outside Brazil. See “—Restrictions on Overseas Remittances could adversely affect Holders of Units and GDSs”.

Restrictions on overseas remittances could adversely affect holders of Units and GDSs.

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

Absence of voting rights for the Units.

     In accordance with Brazilian Corporation Law, our by-laws and the by-laws of Unibanco Holdings, holders of our preferred shares and Unibanco Holdings’ preferred shares have no voting rights except under certain limited circumstances set forth in the Brazilian Corporation Law, and holders of Units, therefore, are not entitled to vote either at meetings of our shareholders or at meetings of Unibanco Holdings’ shareholders.

Shares eligible for future sale may adversely affect the market value of our Units and GDSs.

     Certain of our principal shareholders and the principal shareholders of Unibanco Holdings have the ability, subject to applicable Brazilian laws and regulations and applicable securities laws in the relevant jurisdictions, to sell our shares, Unibanco Holdings Common shares, and Units. No prediction can be made as to the effect, if any, that future sales of the shares represented by Units or GDSs may have on the market price of the Units and GDSs. Future sales of substantial amounts of such shares, or the perception that such sales could occur, could adversely affect the market prices of the Units and GDSs.

Limitations on exercise of preemptive rights by foreign shareholders.

     Under Brazilian Corporation Law, except in the case of shares offered through a stock exchange or a public offering, a Brazilian company must offer its shareholders preemptive rights to purchase, by means of capital subscription in a private placement, a sufficient number of shares to maintain their existing ownership percentages prior to the offering and issuance of any new shares. However, the participation of foreign investors in the capital of financial institutions is subject to prior authorization by the Brazilian government, except for participation in non-voting capital, once a general authorization has already been granted for this purpose. Therefore, in the event voting securities are being offered, our foreign shareholders could be prevented from exercising their preemptive rights. In addition, foreign shareholders may not be able to exercise preemptive rights with respect to our shares represented by the Units, or with respect to any securities issued by us or by Unibanco Holdings as to which the holders of Units have preemptive rights, unless a registration statement under the Securities Act is effective with respect to the shares relating to such rights or an exemption from the registration requirements thereunder is available. Unibanco Holdings and we are under no obligation to file a registration statement with respect to such preemptive rights and there can be no assurance that Unibanco Holdings and we will file any such registration statement.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and Development of the Company

Overview

     Founded in 1924, Unibanco is Brazil’s oldest private-sector bank. From our longstanding position as one of the nation’s leading wholesale banks, we have expanded our operations to become a full service financial institution providing a wide range of financial products and services to a diversified individual and corporate customer base throughout Brazil. Our businesses comprise the following segments: Retail, Wholesale, Insurance and Pension Plans and Wealth Management. See Note 32 to our consolidated financial statements for additional information on our four reportable segments.

     We are one of the largest private-sector financial institutions in Brazil and have grown substantially both through organic growth and acquisitions. As of December 31, 2005, on a consolidated basis, we had:

  R$89.8 billion in total assets;
  R$39.2 billion in total loans;
  R$35.9 billion in total deposits; and
  R$9.5 billion in shareholders’ equity.

     Our consolidated net income for the period ended December 31, 2005 was R$1,650 million, representing an average return on equity of 18.3% and an average return on assets of 2.0% .

     Our equity securities have been publicly traded on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA, since 1968. In 1997, we became the first Brazilian bank to list its equity securities on the New York Stock Exchange, or NYSE. As of December 31, 2005, the total market value of our equity securities, based on the closing price of our GDSs, was R$20.8 billion.

     Our legal name is Unibanco – União de Bancos Brasileiros S.A. Our address is Avenida Eusébio Matoso, 891, 05423-901, São Paulo, SP, Brazil. Our telephone number is +55-11-3097-1980. Our web site is www.unibanco.com. We are a corporation (sociedade anônima) and were incorporated on May 27, 1967 in accordance with Brazilian law. Our agent in the United States of America is our Representative Office in New York, which is located at 65 East 55th Street, 29th Floor, 10022, New York, NY U.S.A.; telephone number +1-212-207-9422.

     Unibanco Holdings’ legal name is Unibanco Holdings S.A. Its address and telephone number are the same as ours. Unibanco Holdings is a corporation (sociedade anônima) and was incorporated on June 20, 1994 in accordance with Brazilian law. Unibanco Holdings’ agent in the United States of America is our Representative Office in New York.

Recent Developments

Wal-Mart

     Since 2005, Unibanco and Wal-Mart announced that they will make the Hipercard credit card available for use in all Wal-Mart stores in Brazil. Hipercard was created in 1982 and is accepted at over 122,000 commercial establishments in Brazil.

     In December 2005, Wal-Mart announced the acquisition of the Brazilian assets of the retailer Sonae. This acquisition effectively doubled Wal-Mart’s presence in Brazil. We have indirectly benefitted greatly from this expansion, as Hipercard is now the preferred credit card in all of Wal-Mart’s 290 stores across Brazil. See Note 3 to our consolidated financial statements for additional information.

Dibens

     In March 1998, we acquired from Grupo Verdi 51% of the capital of Banco Dibens S.A., a commercial banking operation which focuses on the financing and leasing of automobiles and trucks. In June 2005, we acquired the remaining 49% of the capital of Banco Dibens. The new acquisition was valued at the fair value of approximately R$128 million.

Unibanco’s New Brand and New Service Model

     On March 21, 2005, we launched our new brand which includes new official colors and a new logo. The main color of our new brand is blue and green is the supporting color, replacing our former official colors, black and white. The Unibanco logo, which was created in the 1960s, has also been redesigned to create a more appealing brand.

     Since the second quarter of 2005, we have been remodeling our branches. We are remodeling our branches not only to improve their physical layout and incorporate our new logo, but to accommodate the New Service Model (Novo Modelo de Atendimento). The New Service Model aims to improve the efficiency of our customer services by rationalizing the network processes, optimizing management time and developing tools in order to reduce client response times.

Capital Expenditures

     During the period from 2002 to 2005, our primary capital expenditures were purchases of data processing hardware and software to support our growth, to increase productivity and to improve the level of services we offered our customers. In addition, we spent a significant amount of money on expanding our branch network.

     We expect that our main capital expenditures in 2006 will be in connection with the remodeling of our branches so that they conform to the New Service Model, the purchase of computer hardware and costs associated with the growth of our branch network. For further details regarding the amount and nature of our capital expenditures, see “Item 5.B Liquidity & Capital Resources–Uses of Funding.”

4.B Business Overview

Our Businesses

     The following diagram shows our principal lines of business:

Retail

     Our Retail business provides a wide variety of credit and non-credit products and services, including:

  Banking services, provided by our branch network;
  Banking services focused on corporate clients with revenues of up to R$150 million per year (these are small and medium-sized companies which we refer to as “SMEs”). As of December 2005, we had approximately 510,000 SMEs clients;
  26 million credit cards issued, including private label credit cards;
  Consumer finance with a wide array of distribuition partnerships and proprietary operations (e.g. Luizacred and Pontocred);
  Hipercard: Wal-Mart Brazil’s official credit card, with 4.2 million cards issued and 122,000 affiliated merchants; and
  Unibanco Financeira: responsible for the Auto Financing segment and operates nationwide through Unibanco branches, and in the accredited network of auto dealers.

     We separate individuals and companies into smaller groups according to income brackets to enable us to offer specialized products and services to these clients. By doing this, we increase our competitiveness in the market and foster cross-selling opportunities.

     While we traditionally have focused on middle and upper income clients, we also have developed a strong presence in the financial services sector serving lower income individuals, and this market segment has provided a significant source of growth for our retail business.

     For the year ended December 31, 2005, we had total loans of R$20,581 million, fees and commissions of R$2,185 million, and net income of R$1,080 million from our Retail business.

Individuals

     We provide our individual customers with fee-based products and services, including use of ATMs, phone and personal computer banking and fund transfers. We also make secured and unsecured personal loans in Reais for overdraft short term lines of credit, loans for consumer purchases, leasing and individual lines of credit. Individuals are separated into three different groups: those earning more than R$4,000 per month (UniClass), those earning between R$1,001 and R$4,000 per month (Exclusivo) and those earning between R$350 and R$1,000 per month (Especial).

     In the UniClass group, we believe we distinguish ourselves from competitors by providing our UniClass customers with:

  products and services tailored to their needs;
  a specialized call center that we believe offers higher quality service than our competitors, and which includes dedicated customer service representatives;

  specialized branches called “Espaço UniClass”; and
  a specialized team of account officers within our extensive distribution network.

     In the Exclusivo group, we believe we distinguish ourselves from our competitors by providing personalized services and products which substantially reduce the time spent by our clients on their basic banking transactions, such as withdrawals and payment of bills. In particular, we provide Exclusivo customers convenient banking through access to our “30 Hours” services.

     In the Especial group, we face more intense competition. We provide special services, such as special service hours or pre-approved credit lines to retired individuals and employees of companies to which we provide payroll services. We believe that our existing relationships with these companies gives us a competitive advantage with the customers targeted by our Especial group.

Small and Medium Companies

     We serve approximately 510,000 small and medium companies with annual sales of up to R$150 million (“SMEs”), consisting primarily of retailers. We provide this segment with a full range of financial services such as credit lines, account receivable financing, working capital loans, BNDES-funded loans, leasing and payroll services and cash management services. As of December 31, 2005, we had outstanding loans to SMEs of approximately R$7.2 billion, or approximately 18.4% of our total loan portfolio.

     For companies with annual sales of up to R$10 million, we offer products and services through dedicated branch account officers. Companies with annual sales ranging from R$10 million to R$150 million, which tend to require customized products and services, are served by Unibanco Empresas, a separate group of account representatives.

Distribution Network

     As of December 31, 2005, we and our associated companies, Fininvest, LuizaCred, PontoCred, Tecban, and Banco 24 Horas, had a distribution network with over 17,000 points of distribution throughout Brazil, consisting of, approximately, the following:

  915 branches;
  350 corporate-site branches;
  600 Fininvest stores, kiosks and mini-stores;
  Over 12,000 Fininvest points of sale (retailers);
  350 LuizaCred points of sale;
  370 PontoCred points of sale; and
  2,750 Banco 24 Horas sites.

Branches

     Our branch system serves as a distribution network for all products and services offered to our retail customers. Our approximately 915 full-service branches accept deposits, provide cash withdrawals and offer the full range of our retail banking products, such as checking accounts, consumer loans, automobile financing, credit cards, loans to small-sized companies, leasing, insurance, asset management services and payment of bills, including bills for taxes and public services.

Corporate-Site Branches

     We offer retail banking services to our corporate customers and their employees through special banking branches located on the premises of our corporate customers. Our network consists of approximately 350 corporate-site branches. In the case of retail and smaller corporate customers, corporate-site branches may consist solely of an automated branch. In the case of large corporate customers, corporate-site branches consist of an average of four employees dedicated to serving the corporation and its employees.

ATMs

     We operate approximately 7,580 ATMs for the use of our customers. In addition to our proprietary network, we participate in the shared ATM network operated by our affiliate, Tecnologia Bancária S.A. This network has approximately 2,750 machines throughout the country, and serves clients of approximately 50 banks, which makes it the largest ATM network in Brazil. Clients of banks associated with Tecnologia Bancária S.A can withdraw cash through our ATM network for a fee, allowing us to increase our income and optimize our capabilities.

“30 Hour” Services

     For more than ten years, we have been innovative in the distribution and promotion of remote banking services. Our “30 Hour” telephone services provide clients with electronic banking services such as cash withdrawal, pre-printed checkbooks, account statements and investment services for 24 hours a day. The “30 Hour” services are convenient for our clients and cost-efficient for us. The original concept of a call center was converted into a contact center, using the “30 Hour” telephone service as a customer relations and sales force platform. The majority of the calls are taken care of by an electronic voice reply system. This system identifies which callers may be potential product purchasers and transfers such callers to an operator.

Internet Banking

     Although we initially used the telephone as a primary instrument for conducting banking transactions with our clients, we now provide a variety of retail banking services, including opening accounts, utility bill payment, wire transfers, and mutual funds through our Internet banking services. Since April 2000, we have also offered a variety of mobile “30 Hour” services, enabling clients to access their banking information from their cellular phones, PDAs or e-mail. As of December 31, 2005, we had approximately 2.1 million registered users of our Internet banking services. During 2005, we processed approximately 244 million Internet transactions, an increase of 44% over 2004.

Funding

     Our Retail business is an important source of funding for us. As of December 31, 2005, 52% of our total deposits (excluding mutual funds) were from retail customers. Our extensive distribution network and strong deposit base support our Retail operations. As of December 31, 2005, Retail deposits (excluding mutual funds) were R$18,834 million, an increase of 23.7% as compared to December 31, 2004. This was mainly supported by a balance of R$3.0 billion in our SuperPoupe portfolio as of December 31, 2005, an increase of 87.3% from December 31, 2004. SuperPoupe is a time deposit certificate offered to Unibanco customers with a cost of funding that is less than the cost of a traditional time deposit certificate.

Loans

     As of December 31, 2005, retail loans including loans by our subsidiaries and affiliates, reached R$20,518 million, which represents 52.3% of our total loan portfolio. We provide loans to individuals and to small and medium-sized companies. We believe we are well positioned to expand our retail loan business if interest rates and unemployment decline in Brazil.

Consumer Finance

     We believe we are the leader in Latin America in the issuance of credit cards, in terms of the overall number of credit cards issued. We issue credit cards primarily through our subsidiaries Fininvest, Unicard and Hipercard. We also offer credit card products, including Visa, MasterCard and Hipercard to our customers, utilizing an updated credit review procedure. Under these procedures, each credit card application is reviewed based on credit scoring and consumer behavior scoring systems. Our associated credit card companies offer cardholders revolving lines of credit which require a minimum payment of the outstanding account balance and provide credit repayable in installments.

     In Brazil, clients still use their credit cards more as a payment tool than as a credit instrument, although in recent years this behavior has been changing. The market for consumer credit has grown as declining inflation in Brazil has led to increased consumption and increased acceptance of credit cards by merchants.

     Unibanco has tried to respond to the current business environment by developing a large number of new products to serve all of our customers’ needs:

  We offer more than one hundred co-branded cards whereby our customers can receive airline miles or other rewards for using their credit cards;
  We are a pioneer in the introduction of innovative value added services to credit cards in Brazil;
  We offer online, real-time credit approval;
  We send SMS alerts to our customers’ mobile phones or PDA units, alerting such customers whenever a purchase has been made using their credit card, thereby reducing opportunities for credit card theft;
  We provide a wide range of internet banking services, reducing the amount of time our clients need to spend visiting one of our branches;
  We have introduced a variety of new credit card products, including the Supermarket Card, Twin Strategy (Second Brand offering), Unicard Payroll and Unicard MasterCard Black.

     Unibanco has also developed a strong presence in the consumer finance sector through our subsidiaries Fininvest and Hipercard and our strategic partnerships with Magazine Luiza and Ponto Frio. We have also entered into alliances with wholesalers, retailers and other businesses in order to better reach our customers.

Unicard

     Unicard’s credit portfolio reached R$2.4 billion as of December 31, 2005, an increase of 41.2%, when compared to December 31, 2004. As of December 31, 2005, Unicard had 7.9 million cards issued, a 64.6% increase compared to December 31, 2004.

     Through our use of the Capstone system in connection with Unicard, we are able provide our customers with a credit decision on-line, in real time, in all of our distribution networks, with a thirty-second response time from the initial credit request. The Capstone system compiles business intelligence and analytical customer relationship management in a credit decision platform that is used widely in banks.

Fininvest

     Fininvest provides loans mainly to lower-income individuals and also offers regular and private label credit cards. Fininvest’s credit portfolio was R$2.2 billion as of December 31, 2005, a 40.3% increase from December 31, 2004. At the end of 2005, Fininvest had 600 stores, kiosks and mini-stores and over 12,000 points-of-sale.

Hipercard

     Hipercard started as a private label credit card company for the Bompreço chain of supermarkets and is now a fully independent credit card company whose cards are accepted at over 122,000 points of sale in Brazil. As of December 31, 2005, HiperCard had a credit portfolio of R$1.6 billion, and 4.2 million cards issued.

     In 2005, Hipercard acquired E-capture, a company that focuses on the capture, transport, authorization and management of electronic transaction related information. The use of E-capture technology has reduced Hipercard’s costs and has improved the level of technology it utilizes. In May 2005, Hipercard went through an important modernization and revealed a new Hipercard logo that has led to increased brand recognition in Brazil.

Redecard

     Established in 1996, Redecard is responsible for the processing of credit and debit card transactions of the MasterCard, MasterCard Electronic, Maestro, Diners Club International and RedeShop brands in Brazil. Redecard also provides certain products and services for their customers, such as leasing to retailers the machines that are used for the processing of debit and credit card transactions. In recent years, debit card usage has been increasing in Brazil. As of December 31, 2005, we own 31.9% of Redecard.

Credicard Group

     The Credicard Group consists of Credicard, Orbitall and Redecard, three credit card companies. In November 2004, we, Citigroup and Banco Itaú (“Itaú”) announced a shareholders reorganization of Credicard and Orbitall, pursuant to which we disposed of our approximately one-third interest in Credicard. In connection with the reorganization, we sold our 33.3% interest in Credicard to Itaú and Citigroup. At the time of the transaction, each of these companies held 50% of Credicard’s capital stock. We and Citigroup also sold our interests in Orbitall to Itaú. The total sale price for our 33.3% ownership interest in Credicard and Orbitall was R$1.7 billion.

Savings and Annuity Products

     Our wholly owned subsidiary, Unibanco Companhia de Capitalização, or Unibanco Capitalização, offers savings and annuity products. Unibanco Capitalização’s products consist primarily of savings account-type products, which provide incentives to depositors through a special weekly lottery award.

Mortgage Loans

     As of December 31, 2005, we had approximately R$1.3 billion in mortgage loans outstanding. Brazilian law requires banks to provide a minimum level of housing financing equal to at least 65% of the bank’s savings deposits. However, banks may reduce their minimum lending requirements with credits against the Brazilian government housing fund (Fundo Nacional de Compensação de Variações Salariais), or FCVS.

Cash Management

     Our cash management unit optimizes companies’ cash flow management by making payments and the processing of receivables more simple and efficient. As of December 31, 2005, approximately 92,500 customers used our cash management services, including payment and collection services.

Wholesale

     Our Wholesale business provides a wide array of products and services, including: general and specialized corporate lending, trade finance, capital markets and investment banking services, investment and brokerage services, project finance, and mergers and acquisitions advice to approximately 400 institutional investors and 2,060 economic groups. We serve these clients through a network of regional offices combined with a presence in major financial centers throughout Brazil.

     For the year ended December 31, 2005, we had a total of R$17,370 million in outstanding loans in our Wholesale portfolio, fees and commissions of R$373 million and net income of R$278 million from our Wholesale business.

     During 2005, our Wholesale business was consolidated pursuant to certain structural changes that were initiated in 2004, when a decision was taken to focus the Wholesale segment on domestic and multinational companies with sales greater than R$150 million. As a result of this decision, the Wholesale segment has strengthened its relationship with large corporate clients and has increased its business presence in this sector.

Wholesale Network

     We have structured our regional branch network in order to maintain close proximity to our client base. We have five regional offices (two in São Paulo State and one each in Rio de Janeiro, Minas Gerais, Paraná) and 9 regional branches. These regional offices are responsible for developing our relationship with our clients by offering them our vast array of banking products and structuring tailored solutions to their needs. Our branches are supported by products specialists who develop specific products to address our clients’ needs, and a corporate desk which attends to the daily transactions of our clients. We also have an international network to service our clients abroad. Our subsidiaries and branches located abroad raise capital for trade finance and lending to our clients. Our international network consists of the following:

  branches in Nassau and the Cayman Islands;
  a representative office in New York;
  banking subsidiaries in Luxembourg, the Cayman Islands and Paraguay; and
  a brokerage firm in New York (Unibanco Securities Inc.).

Organization of the Wholesale Business

     Our Wholesale business is organized as follows:

Commercial Operation

     The commercial operation division is focused on increasing and improving our relationships with large corporate clients by offering them specialized corporate lending and structured finance products and regular retail and banking services. As a result, we have increased our synergies with the product areas of our Retail business in order to identify cross-selling opportunities for this potential clientele. For example, we are continually expanding our cash management activities and services, creating new products to support our clients’ cash flow administration and targeting potential opportunities in connection with the employees of our corporate clients and their suppliers’ networks.

International Trade Finance and Correspondent Banking

     We provide import and export financing and services to our corporate customers. We receive funding from correspondent banks as well as export and import financing funded or insured by export credit agencies and multilateral agencies. Our extensive network of correspondent banks and our international operations help us to provide our customers with foreign exchange and international trade support worldwide.

Investment Bank Products

     Our equity, fixed income and mergers and acquisitions groups supply product expertise and innovation focused on the needs of Brazilian companies. Our brokerage and distribution groups are responsible for understanding the needs of Brazilian and international investors, in order to offer suitable investment options.

Brokerage

     Our Brazilian brokerage operation offers equity and debt securities, derivatives products and provides trading services on Brazilian exchanges for institutional customers. It also provides research on over 80 listed companies to institutional and retail clients worldwide.

Project Finance and Privatization

     Our project finance group is responsible for structuring and financing infrastructure and industrial projects, such as projects related to toll roads, ports, railroads, energy and telecommunications. Our activities include advising our corporate customers about the economic feasibility of proposed projects, as well as project structuring and long-term financing.

     In June 2004, Unibanco was the first Brazilian bank to adopt the Equator Principles, a set of social and environmental criteria used to evaluate and approve credits for infrastructure projects. These policies were championed in 2002 by the International Finance Corporation, a World Bank subsidiary that finances private sector projects.

Treasury, Trading and Derivative Activities

     In March 2005, we reorganized our corporate structure, and an executive officer, who reports directly to our CEO, became responsible for our Treasury. This reorganization reinforced the Treasury’s institutional role of managing our balance sheet structure and of providing funding, liquidity and pricing to our Retail and Wholesale businesses, while maintaning its role as a profit center.

     Our Treasury is divided into a (i) Banking Desk, responsible for portfolios with accrual accounting treatment that were generated by proprietary and commercial operations, and (ii) Trading Desk, responsible for portfolios generated by proprietary and commercial operations that are marked-to-market (MTM).

     The Banking Desk manages both local and foreign portfolios. It aims to maximize returns by managing currency and maturity differentials. The Banking Desk provides quotes for commercial operations and manages the bank’s reserves, while maintaining safe and efficient cash allocation.

     The Trading Desk is responsible for our proprietary trading and market-making activities for our clients in the domestic and foreign fixed income, currency and derivatives markets.

     In May 2005, in keeping with the business practices in our other existing business units, we instituted an Assets and Liabilities Management (ALM) group in our Treasury. The role of the ALM is to monitor our balance sheet structure, while seeking to improve the management of our consolidated funding and liquidity. The ALM unit is responsible for our institutional funding (for example, the MTN program or the receivables securitization program) and for coordination with the activities of the Asset and Liability Management Committee (ALCO), which holds a monthly meeting to deal with issues related to the Company’s balance sheet structure.

Wealth Management

     The asset management business is conducted primarily through our subsidiary Unibanco Asset Management (UAM). UAM offers fixed income and equity mutual funds to individual customers and manages portfolios on behalf of corporations, pension funds and private banking clients. Through Unibanco Private Bank, we provide wealth management services targeted to high net worth individuals with potential investment portfolios of over R$3 million.

     During 2005, we directed our efforts towards strengthening our competitive position in both the Asset Management and Private Bank markets by focusing on funds and portfolio performance enhancement and consistency.

     As a result of our Ordinary and Extraordinary Shareholders General Meetings that were held on April 8, 2005, the executive functions of both the Wholesale and the Wealth Management businesses are now under the responsibility of our Executive Vice-President, Mr. Demosthenes Madureira, although these two businesses continue to operate as independent business units.

Assets under Management as of December 31, 2005

     Asset Management

     UAM usually charges its clients fees to invest in mutual funds. These fees are based on the average net asset value of the funds, which is calculated on a daily basis. UAM also manages portfolios for pension funds, corporations, private banking customers and foreign investors. UAM usually negotiates fees for these services that are based on a percentage of assets under management and on performance.

     For the year-ended December 31, 2005, UAM had R$30,962 million in assets under management and R$335 million in fees and commissions. UAM was ranked fourth in assets under management among private-owned banks, according to Investment Banks and Distributors National Association (Associação Nacional de Bancos de Investimento e Distribuidoras - ANBID), with a market share of 5%, in December 2005.

     Private Banking

     Our private banking unit targets high net worth individuals with potential investment portfolios over R$3 million. Many of our private banking clients are major shareholders or senior executives of our corporate clients.

     We had R$7.8 billion of assets under management in our Private Banking business, a 58.7% growth from December 31, 2004, putting us at second place in the ANBID’s global ranking, with a 11% market share.

Insurance and Pension Plans

     Our Insurance business provides individuals and businesses with life, auto, health, property & casualty and warranty insurance coverage, as well as pensions and retirement plans, and certain related products and services. This business operates primarily through Unibanco AIG Seguros S.A., or UASEG, our joint venture with American International Group, Inc. (“AIG”). Pursuant to that joint venture, we own 52.758% of the equity voting shares in AIG’s Brazilian insurance business, which we refer to as UASEG.

     Our insurance and pension fund companies ranked fourth in Brazil in consolidated terms of total premiums, as of December 2005, according to the Brazilian Private Insurance Superintendency (Superintendência de Seguros Privados), or SUSEP, and the National Health Agency (Agência Nacional de Saúde Suplementar), or ANS, with a 7.7% market share.

     In 2005, insurance, private retirement plans and pension investment contract income was R$2.6 billion and total net income of the insurance segment was R$172 million, based on our proportionate share of the joint venture.

Insurance

     UASEG has the exclusive right to distribute insurance products through our branch network to our Retail and Wholesale customers. We believe that this distribution channel gives us a competitive advantage over many insurance companies that are not affiliated with financial institutions. Because approximately half of UASEG’s insurance premiums are generated through customers of our network, we benefit from significant cost savings and marketing synergies. UASEG also markets its insurance products through approximately 11,000 independent brokers and Unibanco’s call center, website and in-store branches. AIG Brasil distributes products through banks, financial institutions and mass marketing programs to affiliated groups.

     We also offer an extended warranty program for household appliances, marketed by Unibanco AIG Warranty S.A, or UAW, our joint venture with Multibrás, the largest Brazilian home appliance manufacturer.

Pension and Retirement Plans

     Our subsidiary Unibanco AIG Vida e Previdência S.A., or Prever, manages reserves that consist of pension and retirement contributions made by institutional clients and individuals and serves approximately 1,290 corporate clients and 774 individual customers.

     As of December 31, 2005, Prever ranked fourth in Brazilian pension plan revenues with a 7.4% market share, according to SUSEP’s official data.

Unibanco Business Strategy

     Since the second quarter of 2004, we have implemented important changes to our internal structure. Our new business model focuses on (i) increasing profits; (ii) fostering a collaborative environment; (iii) continuing excellence in human resources; and (iv) reinforcing our focus on our Retail segment, consistent with our strategy of intensifying our participation in higher margin and higher profitability businesses. The main strategic changes that we implemented in 2004 included:

  the election of a single CEO;
  the establishment of an Audit Committee;
  the addition of new members to the Board of Directors;
  the restructuring of the Retail business to include Middle Market and Cash Management (which were formerly under the Wholesale business);
  the assignment of new responsibilities to our CFO, including: Information Technology, Support and Back-Office areas and Efficiency Planning;
  the establishment of a Corporate Communication area (in order to consolidate the marketing functions of all businesses);
  the establishment of an independent deparment which includes the Risk Management department, formerly under Planning & Control, the Legal department, the Auditing department, and the Compliance department, with a new vice-president reporting directly to the CEO; and
  the establishment of an independent Treasury department, formerly under Wholesale, also reporting directly to the CEO.

Guiding Principles

     Our objective is to maintain and enhance our position as a leading Brazilian full service financial institution operating in all business segments. To achieve this objective, we have developed strategies tailored to each of our business areas based on the Balanced Scorecard Methodology, a strategic model which helps us to translate our strategy into operational terms. In 2003, we became the first Latin American institution to appear in the Balanced Scorecard Hall of Fame, which recognizes companies that excel in the implementation of the Balanced Scorecard model.

     Our business strategy is to add economic value through continuous pursuit of scale, profitability and efficiency maximization. We seek to increase our client base, including through cross-selling among our different businesses and to achieve a high level of client satisfaction with all of our products and services, through excellent customer service, credit quality, optimized distribution network. We are also focused on achieving greater synergies among our businesses. In order to achieve our goals, we aim to excel in human resources by promoting a challenging and cooperative work environment. The principle components of our business strategy are:

     Continuous Pursuit of Scale and Profitability

     We believe that to maintain competitiveness, we must increase our customer base, expand our product and service offerings in each of our business segments and identify additional sources of revenue. We seek to accomplish this through organic growth, acquisitions, strategic alliances and partnerships.

     We have focused our growth strategy on expanding our retail customer base by offering new products (such as the SuperPoupe time deposit), and through acquisitions, alliances with retailers and organic expansion of our operations. More recently, we have also focused on growing our small and medium sized enterprises, or “SMEs”, customer base by designating a separate SME division within the Retail segment and training the staff at our branches to better serve these customers. We believe this strategy will contribute to improvements in our profitability and will help to lower our cost of funding.

     Our segmentation strategy also focused on the segments with higher margins and higher growth rates, speacially in the consumer finance and credit card segments. These businesses target different economic segments of the population than the ones that are generally targeted by banks and they are largely responsible for the growth and penetration of credit access in Brazil. As credit penetration grows in segments that have not been traditionally served by commercial banks, consumer finance companies are likely to continue to experience strong growth rates. Several of the large commercial banks have established consumer finance companies and secondary brands to target this growing market.

     In our Wholesale division, where we have traditionally been a market leader, we continue to improve our profitability by providing additional services to our large corporate clients such as cash management, payroll and investment banking services.

     Continuous Efficiency Maximization

     We are focused on controlling our costs as well as managing all of our investments in order to maximize returns. For example:

  We have a multifunctional committee responsible for analyzing and approving our potential projects or strategic initiatives. As a result, project and strategy decisions are not just business decisions, but corporate ones;
  We have centralized all of our back office activities, from operations to accounting and we are now reaping benefits from this synergy. This centralization process has included Fininvest, Hipercard, Creditec, Dibens, Unicard and other smaller operations;
  We have reviewed and refined certain of our policies related to the reimbursement of out of pocket expenses of our employess (i.e. - travel, telephone and meal expenses). We believe these reviews and policy changes have reinforced our corporate commitment to efficiency;
  We have established a single credit concession and recovery unit for all retail linked units called Credit Factory (Fábrica de Crédito) which provides unified credit and collections operations, systems and platforms for all of our the retail customers;
  We are reviewing all of our logistics operations, including transportation routes and our suppliers evaluation and assessment in order to seek greater efficiencies;
  We have consolidated and restructured our overseas platforms; and
  We have reduced our costs by outsourcing our document processing needs.

Retail Strategy

Increased Scale

     We believe that our ability to maintain our position as a leading full service financial institution depends in part on maintaining and increasing scale in our retail business. Our customer base grew from 7.7 million in 2000 to over 20 million in 2005. We have increased scale in our retail business through organic growth, strategic transactions initiatives and several new cross-selling opportunities through our subsidiaries and strategic partners. As of December 2005, our total retail portfolio was R$20,581 million, representing 52% of our total loans, compared to 50% as of December 2004 and 38% in December 2003.

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

     We have increased our market penetration through cross-selling among our business units and offering new products and offers such as: SuperPoupe, a time deposit certificate offered to Unibanco customers with a cost of funding that is less than the cost of a traditional time deposit certificate; Tarifa Zero, in which fees are based on the client’s historical relationship with us; Plano Único, a letter of credit issued in connection with the purchase of real estate which permits clients to repay the credit over an extended period of time with guaranteed delivery on 36 months from the first instalment and a remaining balance potentially paid in 100 monthly instalments; and loans for which repayments are charged directly to payroll, offered to private or government employees with credit card usage and personal credit lines.

Quality Concerns and the New Service Model

     We have improved our quality control practices in order to ensure a high level of quality for our services and products. We have also enhanced our communications with our clients. We have undertaken several initiatives to maintain the high quality standard of our products and to satisfy our customers through the use of innovative communication channels with them. For example, we launched a small television program in 2005 that is broadcast daily on public television in order to market our products and services. As result, we have been able to achieve greater proximity to our customers.

     Since the second quarter of 2005, we have been remodeling our branches and implementing a new service model to better suit our customers.

Wholesale Strategy

Enhance Our Market Position in the Brazilian Wholesale Sector and Deepening Our Client Relationship Base

     Unibanco’s Wholesale business aims to be the bank of choice for corporations and investors with interests in Brazil. Our strategy combines the strength of a commercial bank with the agility of a leading investment bank. Our in-depth knowledge of our clients and their businesses coupled with our financial capabilities allows us to establish credit limits and to structure transactions in an innovative way. During the year ended December 31, 2005, we expanded our business, while maintaining a close relationship with our clients, and attending to their day-to-day financial needs. We offer our Wholesale business clients diversified products and services, including working capital credit lines, foreign exchange lending, banking services, corporate finance, advisory services and derivative products. In addition, we have a special focus on the delivery of structured solutions to meet our clients’ needs.

     We are one of the leading Brazilian banks participating in the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, programs (see: The Brazilian Banking Industry section). As of December 31 2005, Unibanco ranked third among private-sector banks in terms of total BNDES disbursements, with a 10.3% market share, according to the official BNDES ranking list.

     During the third quarter of 2005, our equity research department was recognized as one of the Top 10 Research Houses in the 2005 ranking of Institutional Investor’s All-Brazil Research Team, and two of our analysts were recognized.

Insurance Strategy

Focus on Offering High Profitability Insurance Products and Strengthening our Leading Corporate Market Position

     We believe that Brazilian economic growth will present opportunities for the country’s insurance industry, as Brazilians’ spending on insurance products currently lags behind that of many other countries. We intend to take advantage of this growing market by using our sophisticated product development capability to focus our insurance offerings on value-added products. By maintaining high standards for our underwriting criteria, our products are more profitable than the relatively commoditized, market-standard products offered by many of our competitors. We believe that our Insurance business has the most optimal mix of products among the five largest insurers in Brazil. In developing insurance products for corporate clients, we have achieved leading market positions in a variety of specialized areas such as segments of property risk, aviation, D&O (Directors and Officers) and energy distribution, in addition to extended warranty products. Our focus on developing and offering value-added insurance products is supported by our joint venture with AIG, which gives Unibanco access to AIG’s expertise in product development and reinsurance, as well as a valuable brand name.

Enhance Profitability in Our Insurance Business through Cost Control and Underwriting Expertise

     The profitability of our Insurance business depends in part on our ability to minimize expenses and losses. We have taken significant steps to reduce expenses in our Insurance operations, including the merger of several companies into Unibanco AIG Seguros S.A., and the introduction of an Internet portal to communicate with our insurance broker and the public.

Pension Plan Strategy

     Our primary strategy is to improve sales of corporate pension plans by adding new companies to our pension plan portfolio and increasing the size of our portfolio of individual plans. We offer several innovative investment contract products including Vida Gerador de Benefícios Livres, or VGBL, which combines life insurance with investment, enabling the insured party to redeem the invested amount at any time, while still offering coverage in case of death, accident or disability; and Plano Gerador de Benefícios Livres, or PGBL, which enables customers to save for retirement with a tax-deductible feature and may include insurance coverage for death, accident or disability. These pension products are mainly sold in Unibanco branches. Increasing sales and controlling expenses are the key drivers for the profitability of our pension plan business.

Wealth Management Strategy

Be the Leading Provider of Wealth Management Services in Brazil

     The mission of our Wealth Management business is to provide proactive advice to help our clients to accumulate, preserve and transfer their wealth. We offer integrated financial solutions through our three main areas of expertise: asset management, private banking and advisory services. Our tailored and value-added products are targeted towards middle to large-sized companies and pension funds and high net worth individuals, thus leveraging our unique position in those market segments. To be able to provide these services we have developed a strong local and international network of wealth management specialists in the areas of estate planning, tax and real estate advice, among others. In the area of financial investments we developed an open architecture model that further distinguishes our offerings. Through this model, our clients have access to our best investment products and also to the best investment products of third party asset managers.

     As of December 31, 2005, UAM had R$30,962 million in assets under management with a market share of 5%. Unibanco Private Bank was ranked second in ANBID’s ranking of the private banking segment with a market share of 11%.

Additional Information about Unibanco

Technology

     Technology is important to the execution of several components of our business strategy. We have invested heavily in technology, and we will continue to invest in new technology to enable us to retain and enhance our competitive position in various markets to improve the quality of our services and to control costs.

     During 2005, we invested a total of approximately R$190 million on technology. Our principal technology projects included:

  enhancing IT processing capacity;
  consolidating back-office infrastructure;
  expansion projects; and
  call center consolidation.

Competition

     The market for financial services in Brazil, including banking, insurance and asset management, remains highly competitive. Since 1990, the banking industry in Brazil has gone through a period of consolidation. A number of banks were liquidated, many important state banks were privatized and many medium-sized private-sector banks were sold. As of November 30, 2005, there where 137 multiple-service banks, 22 commercial banks, 20 investment banks and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

     Brazilian banks have been facing increasing competition from foreign banks. Some U.S. banks, such as Citibank, have become more active in Brazil. Other foreign banks such as HSBC, ABN-AMRO and Banco Santander Centro Hispano have established a significant presence in the Brazilian market through acquisitions.

     Privately owned banks make up the largest sector of the banking industry. In December 2005, according to rankings published by the Brazilian Central Bank, Banco Bradesco and Banco Itaú were the two largest privately owned banks in Brazil in terms of assets, followed by Unibanco, Banco Santander-Banespa, Banco ABN AMRO Real, Banco Safra and HSBC. We expect that the recent occurrence of a number of acquisitions and partnerships in the Brazilian banking market will increase competition in the retail sector, mainly in the consumer finance segment.

     We also face competition from public sector banks, some of which have a larger distribution network and larger customer base than their private-sector counterparts. These banks, the largest of which are Banco do Brasil and Caixa Econômica Federal, accounted for 36.8% of total lending in the Brazilian banking system as of December 31, 2005, compared to 38.5% as of December 31, 2004. Public-sector banks operate within the same legal and regulatory framework as the private-sector banks and have a strong presence in the retail sector.

Credit Cards and Consumer Finance

     As of December 31, 2005, there were approximately 337 million credit and debit cards in use in Brazil. Of this amount, 68 million were credit cards, 171 million were debt cards and 99 million were private-label credit cards. The primary competitors of Unicard and Hipercard are Banco Itaú, Banco do Brasil, Banco Bradesco, Santander, Citibank and Banco ABN AMRO Real. We believe that the primary competitive factors among credit card companies are price (interest rate, cardholder fees and merchant fees), card distribution network, card acceptance and name recognition.

     Co-branded cards, and in particular co-branded cards with companies that offer rewards, discounts or mileage programs, such as airline companies, are increasingly being adopted by credit card companies to expand their client base.

     Post-dated checks also compete with credit cards. They are a popular means of term payment in Brazil by which customers pay for merchandise and services with post-dated checks, effectively allowing payment over a longer term. However, the use of post-dated checks has been decreasing, and we believe that post-dated checks are gradually being replaced by credit cards as the primary method of term payment because of their convenience, safety and growing acceptance.

     Consumer finance companies target different economic segments of the population than the ones that are generally targeted by banks, and they are largely responsible for the growth of credit access in Brazil. As access to credit grows in segments not generally served by commercial banks, consumer finance companies are likely to continue to experience strong growth rates. Several of the large commercial banks have established consumer finance companies and secondary brands to target this growing market. We believe the major competitors for Fininvest are Losango, which is owned by HSBC, Finasa, which is owned by Bradesco, Taií, which is owned by Itaú, and many small independent companies.

Asset Management and Private Bank

     The asset management industry in Brazil has been dominated by commercial banks offering fixed-income funds to retail bank customers. Competition in the sector is mainly comprised of asset management companies from large banks such as Banco do Brasil, Banco Itaú, Banco Bradesco, HSBC, Citibank, CEF and BankBoston. However, some small independent asset managers, such as Banco Pactual and Hedging Griffo have been able to carve out profitable market niches. Unibanco Asset Management has several competitive advantages, particularly its ability to offer a wide product range and its strong brand. In addition, UAM has distinguished itself with the quality of its investment processes, which include credit analysis, macroeconomic and company research, asset allocation models and risk control.

     Although the Private Bank industry is dominated by the largest commercial banks, there is also competition from investment management boutiques. Our primary competitors in Brazil are Citibank, Banco Itaú, Banco Bradesco, Banco Safra, HSBC, ABN, BankBoston and Banco Santander. Our offshore private banking operations have local competitors, and foreign competitors such as JP Morgan Chase, UBS, Merrill Lynch, Morgan Stanley, Crédit Suisse and the Swiss private banks (Lombard Odier Darier Hentsch, Mirabaud, Julius Baeur, among others).

Insurance and Pension Plans

     The Brazilian insurance and pension plans market is highly competitive. The total insurance and pension plans market in 2005 had R$58 billion in premiums and pension contributions. The ten largest insurance and pension plan groups had 79.7% of the market share in this area as of December 2005;UASEG had a 7.2% share of the insurance market, and Prever had a 11.2% share of the pension plans market, representing a combined market share of 7.7% in insurance and pension plans. Competition in the insurance market comes from two fronts: insurance companies in large commercial banks, such as Bradesco Seguros and Itaú Seguros, and independent companies such as Sul América Seguros and Porto Seguro. Companies also tend to specialize in market niches, such as automobile, health, or property insurance. Although companies that operate nationwide are our main competitors, we also face competition from certain local or regional companies in various markets that may have a relatively cheaper cost structure or a specialization in certain niches. We believe that our main competitive advantages are our strength, strong partnership with international company brand name recognition, quality of services and competitive rates.

The Brazilian Banking Industry

General

     The Brazilian government controls some commercial banks and other financial institutions that play an important role in the Brazilian banking industry. These public institutions hold a significant portion of the banking system’s total deposits and total assets and they have a stronger presence in markets such as residential mortgage and agricultural lending than private sector banks. In addition, the development banks act as regional development agencies.

Public Sector

     The three main public financial institutions controlled by the Brazilian government are:

  Banco do Brasil, which provides a full range of banking products to both the public and private sectors. Banco do Brasil is the largest commercial bank in Brazil and the primary financial agent of the Brazilian government;
  BNDES, a development bank which provides medium and long-term financing to the Brazilian private sector, mainly in the industrial sector. BNDES provides funding both directly and indirectly through onlending by other public and private sector financial institutions; and
  Caixa Econômica Federal, which is involved principally in deposit-taking activities and provides financing for housing and urban infrastructure.

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

Regulation and Supervision

Principal Regulatory Bodies

     The National Financial System (Sistema Financeiro Nacional) is composed of the following regulatory and inspection bodies:

  the National Monetary Council (Conselho Monetário Nacional), or CMN;
  the Central Bank of Brazil (Banco Central do Brasil), which we refer to herein as the “Central Bank”;
  the Brazilian Securities Commission (Comissão de Valores Mobiliário), or CVM;
  the Private Insurance Superintendency (Superintendência de Seguros Privados), or SUSEP; and
  the Complementary Pension Secretariat (Secretaria de Previdência Complementar).

     The CMN, the Central Bank and the CVM regulate the Brazilian banking industry.

     We summarize below the main functions and powers of each of these regulatory bodies:

National Monetary Council

  establishes currency and credit policies;
  controls lending and capital limits;
  approves monetary budgets;
  establishes foreign exchange and interest rate policy;
  oversees activities related to the stock exchange markets;
  regulates the constitution and operation of financial institutions;
  grants authority to the Central Bank to issue currency and establishes reserve requirement levels; and
  establishes general directives to the banking and financial markets.

Central Bank				Brazilian Securities Commission

•	implements the currency and credit policies established by the National Monetary Council		•	implements and regulates the securities and exchange policies established by the National Monetary Council

•	controls and supervises all public and private sector financial institutions		•	controls and supervises the Brazilian securities market

•	has the power to authorize and approve:		•	has the power to approve, suspend and cancel:

	-	the establishment and operation of financial institutions		-	the registration of public companies

	-	capital increases by financial institutions		-	the authorization for brokers and dealers to operate in the securities market

	-	the establishment of branches and facilities in Brazil and abroad		-	public offerings of securities

	-	mergers and acquisitions of financial institutions

	-	amendments to by-laws of financial institutions

	-	establishment or relocation of the principal place of business of financial institutions

	-	merger, spin-off or acquisition transactions resulting in the change of control of financial institutions

•	establishes:		•	supervises the activities of:

	-	minimum capital requirements		-	public companies

	-	compulsory reserve requirements		-	stock exchanges

	-	operational limits		-	commodities and futures exchanges

				-	market members

				-	financial investment funds and variable income funds

•	requires the submission of:		•	requires:

	-	annual audited financial statements		-	full disclosure of material events affecting the market

	-	semi-annual audited financial statements		-	annual and quarterly reporting by public companies

	-	quarterly reviewed financial statements

	-	monthly unaudited financial statements

•	requires full disclosure of:		•	imposes penalties

	-	all credit transactions

	-	foreign exchange transactions

	-	export and import transactions

	-	any other related economic activity

•	imposes penalties

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

Foreign Currency Loans

     Upon registering with the Central Bank, financial institutions may borrow foreign currency-denominated funds in the international markets for any reason whatsoever without the prior written consent of the Central Bank, including on-lending such funds in Brazil to Brazilian corporations and other financial institutions. Banks make those onlending transactions through loans denominated in Brazilian currency and indexed to the foreign currency in which the original loan was denominated.

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

Management of Third Party Assets

     Asset management was historically regulated by the Central Bank and the CVM. Pursuant to Law 10,303 of October 21, 2001, the regulation and supervision of both financial investment funds and variable income funds was transferred to the CVM. In 2002, the CVM and the Central Bank entered into a memorandum of understanding under which they agreed on the general terms and conditions for the transfer of such duties to the CVM. In 2004, the CVM enacted certain regulations which set out, on a consolidated basis, the rules applicable to financial investment funds and variable income funds.

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

     On August 18, 2004, the CVM enacted Instruction 409, which sets forth the rules applicable to financial investment funds and variable income funds.

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

Credit upon Payroll Discount

     Since December 2003, employees regulated by the Consolidation of Labor Laws, or CLT, are entitled to authorize employers to discount directly from employees’ payroll amounts due under loans, financing and lease transactions, when the respective agreements permit such procedure. The employers may transfer the amounts discounted from employees’ payroll to the institutions which have granted the credits to the employees, in accordance with the terms and conditions set forth in the respective loan, financing and/or lease agreements.

New Bankruptcy Law

     In 2005, the Brazilian Congress enacted the new bankruptcy law, or New Bankruptcy Law, which regulates judicial recuperation, extrajudicial recuperation and bankruptcy of enterprises. The New Bankruptcy Law applies only to financial institutions, with respect to the matters not specifically regulated by the intervention and extrajudicial liquidation regimes. It does not directly affect financial institutions, which continue to be subject to intervention and extrajudicial liquidation regimes according to specific legislation. See“—Bank Failure.”

     Under the New Bankruptcy Law, in the event of bankruptcy, creditors’ credits will rank, in order of repayment, as follows (a) labor credits, up to a certain limit for each employee and credits derived from labor accidents, (b) credits guaranteed by collateral, up to the value of such collateral, (c) tax credits, (d) credits with special privilege under Brazilian laws, (e) credits with general privilege under Brazilian laws, (f) other credits, (g) any penalties derived from agreements, taxes or criminal laws, and (h) subordinated credits.

     The changes in the creditors ranking in the event of a bankruptcy is deemed to be favorable to Brazilian creditors, to the extent that the fiscal credits no longer have preference over financial institutions credits guaranteed by collateral. It is expected that such changes will increase the granting of credit and promote further development in the Brazilian financial sector.

     Furthermore, the Brazilian Tax Code has been amended to establish that in the event a person under bankruptcy or judicial recuperation proceeding disposes of its assets, the successor will not be responsible for the tax debts incurred before the disposal. It is expected that such modification will be favorable for the recuperation of the enterprises by means of the sale or disposal of part of their assets.

Regulations Intended to Ensure the Stability of Financial Institutions and the Financial System

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

Independent Accountants and Audit Committee

     All financial institutions must be audited by independent accountants. Independent accountants can only be hired if they are registered with the CVM, certified in specialized banking analysis by the Federal Board of Accounting (Conselho Federal de Contabilidade) and the Institute of Brazilian Independent Auditors (Instituto dos Auditores Independentes do Brasil) and if they meet several strict requirements that assure their independence. Moreover, financial institutions must replace their independent accounting firm at least every five consecutive fiscal years and former accountants can be rehired only after three complete fiscal years have passed since their prior service. Financial institutions must designate a senior manager to be responsible for compliance with all regulations regarding financial statements and auditing. However, Central Bank enacted the Resolution No. 3332 on December 22, 2005, suspending the obligation of replacement stated on Resolution No. 3198 from May 27, 2004, until December 31, 2007 for all the financial institution and others institutions under Central Bank regulation.

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

     All financial institutions (i) with a reference capital or a consolidated reference capital equal to or greater than R$1 billion (Accounting Practices Adopted in Brazil),(ii) managing third parties assets in an amount equal to or greater than R$1 billion or (iii) managing third parties assets and deposits in an aggregate amount equal to or greater than R$5 billion must have created, by July 1, 2004, an internal audit committee. In accordance with Central Bank regulations, the audit committee must be a statutory body of the company created by the shareholders at a Shareholders’ Meeting and must be composed of, at a minimum, 3 individuals, at least one of whom is an expert in accounting and auditing. In accordance with the Brazilian law, the members of the audit committee may also be members of the board of directors of the institution and must meet certain requirements that ensure their independence. Although the audit committee must be a separate body from the board of directors in accordance with Central Bank regulations, it must report directly to the board of directors. The main functions of an audit committee include:

  recommending which independent accountants should be chosen by the board of directors;
  supervising the work of the independent accountants;
  requesting the independent accountants’ replacement when deemed necessary;
  reviewing the financial statements for each semester, the management reports and the audit reports;
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

     Brazilian law provides that a conglomerate may establish one audit committee for all of the companies in a corporate group.

     The independent accountants and the audit committee must immediately communicate to the Central Bank any event that may materially adversely affect the financial institution’s status, including material non-compliance with applicable regulation and fraud. See “Item 16.C Audit Committee Financial Expert”.

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

  Tier 1 capital corresponds to net worth, excluding revaluation reserves and special profit reserves related to mandatory dividends not yet distributed, adjusted by (1) positive or negative results and (2) amounts related to preferred cumulative stock and preferred redeemable stock.
  Tier 2 capital corresponds to revaluation reserves, contingency reserves, special profit reserves related to mandatory dividends not yet distributed, preferred cumulative stock, preferred redeemable stock, subordinated debt and hybrid instruments. The total amount of Tier 2 capital may not exceed the total amount of Tier 1 capital, provided that: (i) the total amount of revaluation reserves in Tier 2 capital may not exceed 25% of the Reference Capital; (ii) the total amount of subordinated debt in Tier 2 capital plus the amount of preferred redeemable stock, in each case originally maturing in less than 10 years, may not exceed 50% of the Tier 1 capital amount; and (iii) a 20% reduction shall be applied to the amount of the subordinated debt and preferred redeemable stock in Tier 2 capital every year for the 5 years immediately preceding the respective maturity.

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

     In general, banks must review loan classifications annually. However, banks must review loans:

  semi-annually in any case where the aggregate amount of loans extended to a single borrower or economic group exceeds 5% of the bank’s adjusted shareholders’ equity; and
  monthly in the case of loans that become past due.

     A loan may be upgraded if it has a credit support or downgraded if in default. Banks must write-off loans six months after they are ranked H.

     In the case of loan transactions with individuals, there is a similar nine-category ranking system. The loan is graded based on data including the individual’s income, net worth and credit history (as well as other personal data).

     For loans that are past due, the regulations establish maximum classifications, as follows:

Number of Days Loan is Past Due(1)	Maximum Classification

15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H

____________________
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
  loan portfolio diversification in accordance with the loan classification; and
  overdue loans—divided between loans past due up to 15 days and loans past due over 15 days.

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

     If the aggregate amount of a client’s transactions exceeds R$5,000 or in case of transactions of a single client in an amount equal to or greater than US$5,000,000 the financial institution must provide the Central Bank with:

  the identity of such customer;
  a breakdown of such customer’s transactions, including any guarantees rendered by the bank with respect to his obligations; and
  information regarding the client’s credit risk classification based on the credit risk classification policy described above.

     For transactions that, in the aggregate, are below or equal to R$5,000 the financial institution must only report the total amount of transactions per client.

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
  inform the appropriate authorities (without the customer’s knowledge) of any transaction or set of transactions performed by individuals or entities pertaining to the same group of companies, which involves amounts exceeding R$10,000; and
  communicate to the appropriate authorities, within 24 hours, any suspicious transaction.

     In addition, the Brazilian anti-money laundering law created the Financial Activity Control Council. The main role of the Council is to promote cooperation among the Brazilian governmental bodies responsible for implementing national anti-money laundering policies, in order to avoid the performance of illegal acts and frauds.

Anti-Tax Evasion Law

     The Central Bank is authorized to require financial institutions to provide information generally protected by bank secrecy without judicial authorization, as long as they have strong circumstantial evidence that a customer has engaged in tax evasion. Such evidence may be represented by, among others:

  declarations by the customer of transactions with a value lower than their market value;
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

     Other than in the circumstances described above, information protected by bank secrecy laws can only be furnished in compliance with a court order or an order by a Congress Inquiry Committee, or CPI.

Regulations Affecting Liquidity in the Financial Market

Reserve Requirements

     The Central Bank currently imposes several compulsory reserve requirements on financial institutions. Financial institutions must deposit those reserves with the Central Bank. The Central Bank uses reserve requirements as a mechanism to control the liquidity of the financial system. The reserves imposed on demand deposits, savings deposits and time deposits account for substantially all amounts required to be deposited with the Central Bank. For further discussion of reserve requirements, please see “Item 5. Operating and Financial Review and Prospects—Macroeconomic Factors Affecting Our Financial Condition and Result of Operations—Effect of Government Regulation on Our Financial Condition and Results of Operations—Compulsory Deposit Requirements”.

Taxation of Financial Transactions

Temporary Contribution on Financial Transactions (CPMF)

     The Temporary Contribution on Financial Transactions (Contribuição Provisória sobre Movimentações Financeiras), or CPMF, is a tax imposed on any type of financial transaction, with certain limited exemptions. The current rate of the CPMF is 0.38% . On December 19, 2003, a Constitutional Amendment extended the period for the collection of the CPMF until December 31, 2007. In addition, on July 13, 2004, Law No. 10,892/04 created “Investment Deposit Accounts”, which are investment accounts that allow investors to invest their money without paying CPMF, as long as they are using funds from accounts that meet the criteria set forth under the law . The Brazilian government may change the applicable rate at any time, subject to the limits established by the Federal Constitution.

     The CPMF is generally levied upon any debit to bank accounts. This creates an incentive for clients to reduce transactions in the financial system and short-term investments.

     The CPMF is applicable at the rate of 0% for debit entries in a deposit current account where a transaction involves shares transacted in the Brazilian Stock Exchange.

Increases in PIS and COFINS Tax Rates

     On May 30, 2003, the Brazilian Congress approved a proposal to increase the rate of the Contribuição para Financiamento da Seguridade Social, or COFINS, payable by the financial services sector. The Programa de Integração Social, or PIS, and COFINS are imposed on our net margins of banking and financial activities at a combined rate of 4.65% Non Financial Companies are taxed according to cumulative or non-cumulative regimes. Under the cumulative regime, taxation is due at the rate of 3.65% on gross revenues, whereas under the non-cumulative regime, these taxes are imposed at 9.25% of the value added.

     On July 30, 2004, the Brazilian government, decreased the rate of PIS and COFINS to 0% over the revenues resulting from financial intermediation received by legal entities which are subject to the non-cumulative PIS and COFINS regime. The decrease of such rate is not applicable to revenues derived from hedge transactions and interest on capital. On May 9, 2005, the scope of this 0% rate was extended by the Brazilian government to include revenues derived from hedge transactions.

Tax on Financial Transactions (IOF)

     The Tax on Financial Transactions (Imposto sobre Operações Financeiras), or IOF, taxes four different types of transactions at different rates. At present, actual rates are much lower than their legal limit.

     Generally the IOF is imposed upon the following transactions, at the following rates:

Transaction		Maximum legal rate	Present rate

•	credit extended by financial institutions and non financial entities	1.5% per day	•	up to 0.0041% per day depending on the transaction limited to 1.5% per year

•	transactions relating to securities and transactions involving gold as a financial asset	1.5% per day	•	0.5% per day for investment funds of any type with grace period (1)

			•	0% on transactions with equity securities

			•	1% decreasing over time on transactions with fixed income securities and investment funds (0% for investments matured in more than 30 days) (2)

•	insurance transactions entered into by insurance companies	25%	•	2% for health and life insurance

			•	7% for all other types of insurance (3)

•	foreign exchange transactions	25%	•	0% (general rule)

			•	2% on credit card transactions

			•	5% for inbound credits redeemed prior to 90 days of inception

____________________
(1)	There are exceptions relating to real estate funds and to funds which invest in “emerging companies” (fundos de investimento em empresas emergentes).
(2)	There are several exceptions which are taxed at 0%, including transactions by financial institutions, by portfolios of investment funds and by government entities.
(3)	There are several exceptions which are taxed at 0%, including reinsurance transactions, export insurance and governmental insurance.

     The rate of the IOF for life, personal accidents and labor accidents insurance will be reduced from 4% to 2% from September 1, 2005 to August 31, 2006 and from 2% to 0% as of September 1, 2006.

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

The Consumer Defense Code and the Banking Client Defense Code

     The Brazilian Consumer Defense Code was enacted in 1990 to establish rules to govern the relationship between product and service providers and consumers and to protect consumers. In May 2004, the Brazilian Supreme Court of Justice ruled that the Consumer Defense Code also applies to transactions between financial institutions and their clients. This decision was challenged before the Brazilian Federal Supreme Court, but on June 7, 2006, the Brazilian Federal Supreme Court issued a decision confirming the understanding of the Brazilian Supreme Court of Justice that the Consumer Defense Code is applicable to the relationships financial institutions have with their clients. Notwithstanding the foregoing, at this time we are not able to predict what the impact would be on the Brazilian banking system of this decision. Financial institutions are also subject to the Banking Client Defense Code, a regulation enacted by the CMN, which, among other things, specifically regulates the relationship between financial institutions and their clients.

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

  debts of the financial institution are not being paid when due; or
  the financial institution is deemed insolvent; or
  the financial institution has incurred losses that could abnormally increase the exposure of the unsecured creditors; or
  management of the relevant financial institution has materially violated Brazilian banking laws or regulations; or
  upon cancellation of its operating authorization, a financial institution’s ordinary liquidation proceedings are not carried out within 90 days or are carried out with delay representing a risk to its creditors, at the Central Bank’s discretion. Liquidation proceedings may otherwise be requested, on reasonable grounds, by the financial institution’s officers or by the intervener appointed by the Central Bank in the intervention proceeding.

     Extrajudicial liquidation proceedings may cease:

  at the discretion of the Central Bank if the parties concerned assume the administration of the financial institution after having provided the necessary guarantees; or
  when the liquidator’s final accounts are rendered and approved, and subsequently filed with the competent Public Registry; or
  when converted to an ordinary liquidation; or
  when the financial institution is declared bankrupt.

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

     Insurance companies (i) with adjusted net worth greater than R$500 million disclosed in the financial statements for each of the two previous years, or (ii) technical provisions greater than R$700 million as disclosed in the financial statements for each of the two previous years must appoint internal audit committees.

     For insurance companies which are part of financial groups, such conditions are applied considering all of the insurance companies under the same group. Additionally, insurance companies which are part of a financial group may have a single audit committee for the group, in order to comply with the responsibilities of the insurance companies.

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

Extended Warranty Insurance

     According to Resolution No. 122, enacted by SUSEP on May 3, 2005, extended warranty agreements are considered insurance products for the purpose of insurance regulations, and therefore, must be entered into by insurance companies, subject to the supervision of SUSEP. Any companies that distribute extended warranty products will have until June 30, 2006 to comply with such Resolution, but such term may be entended one year upon receipt by SUSEP of a duly justified request to extend the term. Our subsidiary that distributes extended warranty products is currently in the process of adapting its operations to the requirements of Resolution No. 122, and we expect that it will be in compliance by the deadline of June 30, 2006.

Securities Market

     The Brazilian securities market is regulated by the CMN and the CVM. Current regulations impose several obligations on publicly traded corporations, such as:

  registration requirements;
  disclosure obligations;
  insider trading prohibitions;
  special qualification requirements for managers; and
  rules protecting minority shareholders.

     For a discussion of the main provisions of Brazilian Corporate Law regarding protection to minority shareholders and requirements on publicly traded corporations, see “Item 10.B Memorandum and Articles of Association”.

4.C Organizational Structure

     The following chart sets forth information, as of December 31, 2005, regarding our significant subsidiaries and affiliates or Group(1)(2):

(1)	The percentages refer to the participation in total capital, which is equal to the voting capital held, unless otherwise noted.
(2)	All corporations have been incorporated in Brazil unless otherwise noted.
(3)	This percentage does not include treasury shares.
(4)	The percentage of the voting capital held is 97.080%.
(5)	The percentage of the voting capital held is 99.995%.
(6)	These corporations are mainly controlled by Unipart Participações Internacionais Ltd.
(7)	The percentage of the voting capital held is 100.000%.
(8)	The percentage of the voting capital held is 99.998%.
(9)	The percentage of the voting capital held is 52.758%.
(10)	These corporations are mainly controlled by Unibanco AIG Seguros S.A.
(11)	New name of Phenix Seguradora S.A.
(12)	The percentage of the voting capital held is 100.000%.
(13)	The percentage of the voting capital held is 49.996%.
(14)	The percentage of the voting capital held is 31.942%.
(15)	The percentage of the voting capital held is 16.501%.

4.D  Property, Plants and Equipment

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
  CAU, or Unibanco Administrative Center (total area of 45,673 m2): Data Processing Center, Information Technology, Accounting and Human Resources;
  Barão de Iguape Building (total area of 25,886 m2): Back-offices and 30 Hour Telephone Center;
  Boa Vista Building (total area of 13,206m2): Back-offices and
  Call Center Building (total area of 8,600m2): 30 Hour Telephone Center.

     We also have a number of other administrative offices in the main Brazilian cities, most of which are leased. We own 2% of our total branches and lease the remaining 98%. We lease most of our branches under renewable leases with terms averaging five years.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2003, 2004, and 2005 and the related notes thereto included in Item 19 of this Form 20-F.

Overview

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
  Non-interest income from fees and commissions, including banking tariffs and other fees and commissions from capital markets, investment banking, credit card, asset management and collection businesses, from trading income such as realized and unrealized gains or losses on securities and derivatives transactions, from insurance, private retirement plan and pension investment contracts, and from our equity in results of unconsolidated companies, among others; and
  Non-interest expense from personnel and administrative expenses, insurance, private retirement plan and pension investment contracts, contingency provisions and other taxes, among others.

     The following table shows our financial performance highlights for the years ended 2003, 2004 and 2005:

	Year ended December 31,

	2003	2004	2005

	(in millions of R$, except percentages)
Income before income taxes and minority interest	R$ 1,381	R$ 2,514	R$ 2,268
Net Income	873	2,063	1,650
Return on average equity	13.4%	26.9%	18.3%
Return on average assets	1.4%	2.8%	2.0%
Basle Capital Adequacy Ratio(1)	18.6%	16.3%	15.6%
Total Assets	R$ 66,047	R$ 77,858	R$ 89,818
Total Loans	26,039	31,377	39,237
Total Deposits	25,700	33,775	35,936
Shareholders’ equity	6,754	8,572	9,534

____________________
(1)	The Basle capital adequacy ratio measures the percentage of minimum regulatory capital required on risk-based to total capital.

Macroeconomic Factors Affecting Our Financial Condition and Results of Operations

     Our earnings and businesses are affected by general economic conditions, the performance of the financial markets, interest rates, currency exchange rates, changes in laws, regulations and policies of the Central Bank, and competitive factors on a global, national and regional basis. Since the majority of our customers are Brazilian, our financial condition and results of operations are dependent on Brazilian economic conditions. For example, high levels of inflation and interest rates adversely affect the ability of our customers to repay their loans and may affect our financial condition and results of operations. We are also affected by changes in the value of the Real relative to the U.S. dollar and other foreign currencies, since we have assets and liabilities denominated in or indexed to foreign currencies, primarily the U.S. dollar.

Brazilian Economic Environment

     The following table sets forth the main Brazilian macroeconomic indicators for the periods indicated:

	Year ended December 31,

	2003	2004	2005

Real GDP growth (1)	0.5%	5.2%	2.3%
Inflation rate (2)	7.7%	12.1%	1.2%
Inflation rate (3)	9.3%	7.6%	5.7%
Period end exchange rate (R$/US$) (4)	2.8892	2.6544	2.3407
Appreciation of the Real vs. U.S. dollar (5)	18.2%	8.1%	11.8%
Average exchange rate (R$/US$) (6)	3.0600	2.9171	2.4125
SELIC interest rate (4)	16.5%	17.8%	18.0%
Average interbank deposit interest rate (7)	23.3%	16.2%	19.1%
____________________
(1)	Source: Brazilian Institute of Geography and Statistics (IBGE)
(2)	Source: IGP-DI, as published by the Fundação Getúlio Vargas (FGV)
(3)	Source: IPCA, the Consumer Price Index published by IBGE

(4)	Source: Central Bank of Brazil as of December 31 for each year
(5)
When we refer to a specific percentage of appreciation of the Real against the U.S. dollar in any year, we have derived such percentage by comparing the number of Reais exchangeable for one U.S. dollar at the end of the given year to the number of Reais exchangeable for one U.S. dollar at the end of the previous year.

(6)	Average of the closing exchange rates (R$/US$) on the last day of each month in the period.
(7)	Source: Central de Liquidação e Custódia de Títulos Privados (CETIP)

     2003. In January 2003, the new administration of President Luis Inácio Lula da Silva took office and the Brazilian economy stabilized as it became clear that the new government would maintain the primary economic policies of the previous administration.

     The stabilization of the economy was due, in part, to the government’s decision to shift the primary surplus from 3.75% of GDP in 2002 to 4.25% in 2003, alleviating concerns about fiscal irresponsibility, as well as the Central Bank’s decision to temporarily increase interest rates. The Central Bank increased the SELIC base interest rate to a high of 26.5% in February 2003 and subsequently reduced the SELIC base interest rate eight times, ending at 16.5% in December 2003.

     During 2003, the government advanced proposals to reform the tax and social security systems, contributing to a decrease in the perception of Brazilian country risk. The EMBI Brazil Index decreased from 1,500 basis points in December 2002 to 463 basis points at December 31, 2003. The Brazilian inflation rate, as measured by the IPCA, dropped from 12.5% in 2002 to 9.3% in 2003. The Brazilian inflation rate, also measured by the IGP-DI, declined from 26.4% in 2002 to 7.7% in 2003. The Real appreciated against the U.S. dollar by 18.2% for the year ended December 31, 2003, as compared to a depreciation of the Real by 52.3% in 2002. At December 31, 2003, the exchange rate was R$2.8892 Reais per U.S. dollar.

     2004. Economic recovery continued during 2004. In the first half of the year, the downward cycle in interest rates ceased and the SELIC base interest rate stabilized at 16.00% due to the risk of inflation increase Inflation concerns continued to grow during the second half of the year, leading the Central Bank to a new cycle of increases in the SELIC base interest rate. The Central Bank increased the SELIC base interest rate gradually, from 16.00% in September 2004 to 17.75% by December 2004.

     The primary surplus was 4.59% of GDP at the end of 2004 (the Central Bank had established a target of 4.5% of GDP for 2004). The debt to GDP ratio declined over the course of the year, reaching 51.8% on December 31, 2004, as compared with 57.2% on December 31, 2003. In the twelve-month period ending in December 2004, Brazil posted a trade surplus of US$33.7 billion.

     The Real appreciated by 8.1% against the U.S. dollar, closing at R$2.6544 per U.S. dollar on December 31, 2004. The IPCA inflation index in the twelve-month period ended December 31, 2004 was 7.6%, lower than the 9.3% posted in 2003. Industrial production, as measured by the IBGE, was 8.3% higher in the twelve-month period ended December 31, 2004 as compared to 2003.

     The combination of these factors helped reduce the perception of Brazilian sovereign risk, resulting in an 80 basis points decrease of the EMBI Brazil Index, which closed December 2004 at 383 basis points.

     2005. During the first half of the year, the Central Bank continued to increase the SELIC base interest rate in response to inflation concerns, from 18.25% in January 2005 to 19.75% in May 2005. The SELIC base interest rate of 19.75% was maintained until August 2005.

     Towards the end of 2005, the Central Bank acknowledged that inflation was moving towards the established annual goal, and once again began to lower interest rates. In September 2005, the Central Bank announced the first decrease in the SELIC base interest rate for 2005, from 19.75% to 19.50% . By the end of the year, after two more decreases in interest rates, the SELIC base interest rate was 18.00% .

     The trade balance continued to post strong results, accumulating a surplus of US$44.8 billion in 2005, as compared to US$33.7 billion in 2004. At the same time, the National Treasury continued to acquire U.S. dollars in the open market but was unable to curb the appreciation of the Real against the U.S. dollar. At December 31, 2005, the Real appreciated 11.8% against the U.S. dollar, as compared to December 31, 2004.

     The ratio of public sector debt to GDP for 2005 was 51.7%, the same level as at the end of 2004. In 2005, accumulated inflation, as measured by the IPCA index, reached 5.69%, as compared to 7.6% in 2004. Industrial production in Brazil, as measured by the IBGE, grew 3.1% in 2005 as compared to the same period in 2004.

     During 2005, Brazilian sovereign risk decreased significantly, mainly as a result of the continued high liquidity in the global capital markets, the growth in exports and the improvement observed in several key internal economic indices. The EMBI Brazil Index closed December 2005 at 305 basis points, 20.4% lower than at the end of 2004.

     January to May 2006. The Central Bank continued to decrease the SELIC base interest rate from 18.00% at the end of 2005 to 15.25% in May 2006. The IPCA index posted inflation of 1.75% through May 2006, as compared to 3.2% during the same period in 2005.

     At the end of May 2006, the Real had appreciated 1.7% against the U.S. dollar as compared to December 31, 2005. The trade balance continued to be strong, with a surplus of US$15.5 billion during the first five months of 2006, as compared to a surplus of US$15.7 billion during the same period in 2005.

     Industrial production during the first quarter of 2006 was 3.06% higher than in the first quarter of 2005. Public accounts continued to post a primary surplus, totaling 6.36% of GDP from January to April 2006. In addition, Brazil’s sovereign risk rating improved slightly: the EMBI Brazil Index at the end of May of 2006 was 267 basis points, 38 basis points lower than at the end of 2005.

Effects of Depreciation or Appreciation of the Real on Our Financial Condition and Results of Operations

     The depreciation or appreciation of the Real affects our net income, since a portion of our assets and liabilities are denominated in or indexed to foreign currencies, primarily the U.S. dollar.

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

Effects of Inflation on Our Financial Condition and Results of Operations

     Increases in the Brazilian inflation rate may affect our net income by increasing our costs and decreasing our operating margins if such increases are not accompanied by an increase in interest rates. Moreover, inflation may contribute to increases in volatility in the market due to economic uncertainty, decreases in spending, lower real income growth and decreases in consumer confidence, which in turn could adversely affect our results of operations.

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

     As of December 31, 2003, 2004 and 2005, respectively, the compulsory deposit requirements were as follows:

  the rate of compulsory deposit requirements for demand deposits was 45%;
  the rate of compulsory deposit requirements for savings deposits was 20%;
  the rate of compulsory deposit requirements for time deposits was 15%; and
  the additional reserve requirements on time deposits, demand deposits and savings deposits were, respectively, 8%, 8%, and 10%.

     The Central Bank applied the following changes to the compulsory deposit requirements over the last three years:

  In February 2003, compulsory deposit requirements relating to demand deposits increased from 45% to 60%; and
  In August 2003, compulsory deposit requirements relating to demand deposits decreased from 60% to 45%.

     Compulsory deposits are deposited with the Central Bank and earn interest, except for the 45% compulsory deposits related to demand deposits (the additional 8% requirement on demand deposits earns interest). At December 31, 2005, our reserve requirement on time deposits, in the form of Brazilian government securities deposited with the Central Bank, totaled R$41 million, our reserve requirement on demand deposits totaled R$1,045 million, our reserve requirement on savings deposits totaled R$1,210 million and our additional reserve requirements on demand, savings and time deposits totaled R$2,854 million.

Capital Adequacy

     The Central Bank requires banks to maintain a minimum capital adequacy ratio of 11% of total capital to total risk-adjusted assets. This requirement is in line with the capital adequacy standards set forth in the Basle Accord. The Central Bank also applies capital requirements on foreign currency exposure, on interest rate market risk and on credit swap risk, which are all part of the determination of our Basle capital adequacy ratio.

     In October 2002, the Central Bank imposed higher capital requirements for banks’ foreign currency exposure, which is the net position of assets, liabilities and derivatives denominated in or indexed to foreign currency as a percentage of the bank’s adjusted capital. This regulation required us to allocate 100% of our capital for foreign currency exposure exceeding 5% of adjusted capital. Furthermore, the Central Bank reduced the maximum permissible foreign currency exposure from 60% to 30% of adjusted capital. In July 2003, the allocation of capital for foreign currency exposure was reduced from 100% to 50%. There is no requirement to allocate capital for exposure from 0% to 5% of adjusted capital; 50% of capital must be allocated for exposure between 5% and 30% of adjusted capital; and an exposure above 30% is not permitted and is subject to penalties imposed by the Central Bank.

     In June 2004, the Bank for International Settlements Committee on Banking Supervision, or BIS, endorsed the publication of the International Convergence of Capital Measurement and Capital Standards: a Revised Framework, commonly known as Basle II. On December 9, 2004, the Central Bank, in Communication No. 12,746, expressed its intention to adopt Basle II in Brazil over the course of the next few years, with the appropriate adaptations for the Brazilian market. This Communication sets forth a proposed timetable for the implementation of the minimum capital requirements “Pilar I” directives in Brazil. This timetable is composed of five different phases. In May 22, 2006, the Central Bank announced several proposals for regulation to be issued by Central Bank in connection with phase I of the implementation of Basle II directives for the Brazilian market. Such proposals are subject to review by financial institutions and any other Brazilian entities that may be interested in this issue.

Loan Charge-offs

     Our practice has been to charge off loans 360 days after the due date. As a result, our allowance for loan losses related to any loan remains on our books for a period of 360 days until such loan is charged off.

Income Taxes

     Our income tax expenses consist of two components: the federal income tax and the social contribution tax. For the years of 2003, 2004 and 2005, the federal income tax was assessed at a rate of 25% and the social contribution tax was assessed at a rate of 9%.

Other Taxes

     From January until August 2003, the Programa de Integração Social, or PIS, rate was 0.65% and the rate of the Contribuição para Financiamento de Seguridade Social, or the COFINS, was 3.0% . Both rates were imposed on net margins of banking and financial activities. Pursuant to Law No. 10,684 of May 30, 2003, the PIS and COFINS combined rate payable by the financial services sectors increased to 4.65% on net margins of banking and financial activities. The new rate has applied since September 2003. For additional information, see “Item 4.B - Business Overview - Taxation of Financial Transactions”.

     The Contribuição Provisória sobre Movimentações Financeiras, or the CPMF, was assessed at a rate of 0.38% mainly on debits in bank accounts, with certain limited exceptions, for the years of 2003, 2004 and 2005. For additional information, see “Item 4.B - Business Overview - Taxation of Financial Transactions”.

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

Allowance for Loan Losses

     We establish allowances for loan losses on a regular basis by determining reserves through estimates and judgments. For each client rating, we determine an allowance for corresponding probable losses using forecast models that consider, among other things, recent loss experience, current economic conditions, the risk characteristics of the various classifications of loans, the fair value of the underlying collateral, the probability of default, and the size and diversity of individual loans.

     Loans extended by our Wholesale business have distinctive characteristics and therefore are not evaluated as a single portfolio. Instead, the allowances are currently calculated based on the risk profile of each individual borrower, including, among other factors, financial history, cash flows, quality of management, relationship history, market conditions and other factors relating to credit risk.

     Small-balance loans such as overdrafts, credit card loans, mortgage loans and consumer finance loans have similar characteristics and are managed using specialized systems and processes. We use a wide range of statistical tools to evaluate loans requests and client’s performance, which include credit and behavior scoring models. For additional information, see Note 2(h) to our consolidated financial statements.

     The volatility of the Brazilian economy may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Consequently, actual loan losses could differ from our forecasted results and the allowance for loan losses may not be indicative of future charge-offs. The methodology for calculating the allowances for expected credit losses based on forecast models involves significant judgment and is dependent on the quality of the information available.

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

     The market risk exposure of our portfolio is independently supervised and controlled. Changes in the fair value of available for sale securities are recognized and included as a component of shareholders’ equity, unless the loss is considered to be other than temporary. Impairment losses that are considered other than temporary are recognized as losses in the period in which they occur. We conduct regular reviews to assess whether other than temporary impairment exists. For additional information, see Notes 2(f), 7 and 8 to our consolidated financial statements.

     Deterioration in economic conditions could adversely affect these values. Changes in the fair value of trading assets and liabilities, including our derivatives for trading purposes with our customers, derivatives qualified as fair value hedges, and derivatives not qualified as hedges (primarily derivatives used to manage our overall exposure to changes in interest rates and foreign currencies), are recognized in earnings. Changes in the fair value of derivatives qualified as cash-flow hedges are recognized as a component of shareholders’ equity.

Insurance Reserves

     Reserves for insurance claims and claims expenses are charged as they are incurred. The reserves for claims and claims expenses represent the accumulation of estimates for reported claims and include provisions for claims incurred but not reported. The methods of determining such estimates and establishing the reserves are reviewed and updated regularly. Adjustments resulting thereof are recognized in earnings for the respective period. For additional information, see Note 22(b) to our consolidated financial statements.

Income Taxes

     In preparing our consolidated financial statements we are required to estimate income taxes, which involve an estimation of current tax expense together with an assessment of temporary differences. Temporary differences result from the temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and this difference generates net deferred tax assets. Net deferred tax assets may also comprise tax loss carry forwards.

     Our carrying value of net deferred tax assets assumes that we will be able to generate sufficient future taxable income based on an internal forecast model that uses estimates and assumptions. We frequently evaluate the reliability of the deferred tax assets. If these estimates and assumptions change in the future, we may be required to record valuation allowances against our deferred tax assets resulting in additional income tax expense in the consolidated statements. We recorded no valuation allowances related to our net deferred tax assets for the years ended December 31, 2003, 2004 and 2005. For additional information concerning income taxes, see Notes 2(r) and 18 to our consolidated financial statements.

Impairment of Long-lived Assets, Goodwill and Intangible Assets

     Our balance sheet includes long-lived assets related to our premises and equipment, goodwill and intangible assets. Premises and equipment and intangible assets with finite useful lives are depreciated or amortized over their estimated useful lives. Useful lives are estimated based on the length of time that the assets will generate revenue. If circumstances and conditions indicate deterioration in the value of tangible or intangible assets, the book value will be adjusted and a loss will be recognized in earnings.

     Statement of Financial Accounting Standards 142 “Goodwill and Other Intangible Assets”, or SFAS 142, provides that goodwill and identified intangible assets with indefinite useful lives shall not be amortized but shall be tested for impairment on an annual basis, or more frequently. In assessing the recoverability of goodwill and other intangible assets we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of such assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for such assets that were not recorded previously based on the difference between the fair value and the book value of such assets. Goodwill was tested for impairment at December 31, 2003, 2004 and 2005, and no impairment charges were recorded in 2003 and 2005. In 2004, however, we recorded an impairment charge of R$35 million, mainly as a consequence of our decision to discontinue the reporting business unit of Banco1.net. In addition, we evaluated the useful lives of intangible assets at December 31, 2003, 2004, and 2005, and no impairment was recognized.

     We also assess impairment of our long-lived assets and intangible assets with finite useful lives in accordance with the requirements of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” when events and circumstances indicate that such impairment may exist. No impairment was recognized in 2003, 2004 or 2005.

Provisions for Litigation

     We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter (in the case of tax and certain strategic civil cases) or is based on average amounts paid during the immediately preceding 36 months in the case of labor matters or during the immediately preceding 12 months in the case of civil matters, in accordance with advice of counsel. We record provisions for contingencies when we believe that it is probable that we will incur a loss in connection with the matter in dispute or as otherwise required. Our policy is to not record a provision for litigation and for administrative proceedings (other than tax) in which our evaluation of loss is considered remote or possible. For administrative proceedings in which a loss is considered probable, our policy is to pay or, where we have opted to defend the claim, record a provision. The required reserves for these contingencies may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. These changes could result in a negative impact on future results and cash flows. For additional information, see “Item 8.A - Legal Proceedings”.

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

In 2005, the most significant equity interests that we held in unconsolidated companies were:

     • 31.9% equity interest in Redecard S.A., one of the largest processors of debit and credit card transactions in Brazil;

     • 50.0% equity interest in Banco Investcred Unibanco, a consumer finance company; and

     • 50.0% equity interest in Luizacred, a consumer finance company.

     For additional information concerning the contributions to our net income generated by unconsolidated companies, see “Item 5.A. Operating Results - Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004 and the Year Ended December 31, 2003 - Non-Interest Income” and Notes 2(j) and 11 to our consolidated financial statements.

5.A. OPERATING RESULTS

Overview

     Unibanco Holdings, a corporation organized under Brazilian laws, controls us through its ownership of our shares. As of December 31, 2005, Unibanco Holdings held 97.1% of our outstanding common shares, 12.1% of our outstanding preferred shares and 58.1% of our total outstanding equity. Unibanco Holdings engages in no activities other than holding our shares. As a result, the financial statements of Unibanco Holdings are similar to ours in all material respects, except for the minority interest line of the balance sheet and income statement and the financing activities section of the cash flow statement. References herein to our consolidated financial statements also refer to the financial statements of Unibanco Holdings.

     In our discussion of our operating results for 2005 as compared to 2004 and 2003 below, when we refer to changes from year to year being due to the “appreciation of the Real”, we are referring primarily to the effects of the appreciation of the Real described under “Item 5. Operating and Financial Review and Prospects - Macroeconomic Factors Affecting Our Financial Condition and Results of Operations - Effects of Depreciation or Appreciation of the Real on Our Financial Condition and Results of Operations”, as applicable. When we refer to changes from 2004 to 2005 being due to the “higher appreciation of the Real”, we are referring to the fact that although we experienced effects of appreciation in 2005 that were similar to those we experienced in 2004, such effects were more pronounced because the percentage appreciation was higher in 2005. On the other hand, when we refer to changes from 2003 to 2004 being due to the “lower appreciation of the Real”, we are referring to the fact that although we experienced effects of appreciation in 2004 that were similar to those we experienced in 2003, such effects were less pronounced because the percentage appreciation was lower in 2004.

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

     During the years ended December 31, 2003, 2004 and 2005, the Real appreciated by approximately 18.2%, 8.1% and 11.8%, respectively, against the U.S. dollar. When we refer to a specific percentage depreciation or appreciation of the Real against the U.S. dollar in any year, we have derived such percentage by comparing the number of Reais exchangeable for one U.S. dollar at the end of the given year to the number of Reais exchangeable for one U.S. dollar at the end of the previous year, as reported by the Central Bank.

Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004 and the Year Ended December 31, 2003

Net income

     The following table shows the principal components of our consolidated net income for 2003, 2004 and 2005:

	For the Year Ended December 31,

	2003	2004	2005

	(in millions of R$)
Net interest income	R$ 5,024	R$ 5,774	R$ 8,566
Provision for loan losses	(881)	(948)	(1,870)
Non-interest income	5,503	6,841	6,684
Non-interest expense	(8,265)	(9,153)	(11,112)

Income before taxes and minority interest	1,381	2,514	2,268
Income tax	(354)	(295)	(460)

Income before minority interest	1,027	2,219	1,808
Minority interest	(154)	(156)	(158)

Net income	R$ 873	R$ 2,063	R$ 1,650

_______________

     Our net income grew by 136.3% in 2004 as compared to 2003, as a result of the growth in income before taxes and minority interest. Our income before taxes and minority interest increased 82.0% in 2004 as compared to 2003, mainly due to the sale of our equity interests in Credicard and Orbitall, which generated earnings before taxes of R$1,574 million, partially offset by a higher level of non-interest expenses in 2004. In 2004, we had lower tax expenses because part of our income from equity results was considered non-taxable income, and we had lower non-deductible losses from exchange variations on our investments in branches and subsidiaries offshore denominated in foreign currencies, or foreign investments, as compared to 2003.

     Our net income decreased 20.0% in 2005, due to lower income before taxes and minority interest and higher income tax expenses than in 2004. Our income before taxes and minority interest decreased 9.8% in 2005 as compared to 2004, largely due to the non-recurring earnings generated by the sale of our equity interests in Credicard and Orbitall in 2004, which offset the growth in our net interest income and the savings we realized as a result of our strict cost control in 2005. The higher income tax expenses recorded in 2005 were primarily a result of non-taxable income from equity results recorded in 2004, partially offset by higher non-deductible losses from exchange variations on our foreign investments in 2005.

Retail Segment

     The net income of our Retail business segment increased 250% in 2004 as compared to 2003, primarily due to the sale of our equity interests in Credicard and Orbitall. This increase was partially offset by higher non-interest expenses. Net interest income increased primarily due to the 57.1% growth in our loan portfolio, which was primarily the result of our acquisition of Hipercard and the expansion of our loan portfolio to small and medium companies and individuals. Fee and commission income increased, primarily as a result of the acquisition of Hipercard, which contributed to an increase of 29% in our total credit card fees. Our Retail provision for loan losses did not match the increase of our loan portfolio, which indicates an improvement in the credit quality of our borrowers. Personnel and administrative expenses increased 13.9%, primarily due to acquisitions, provisions for labor claims, bargaining agreements, annual adjustments of utilities expenses, and the expansion of our branches and Fininvest stores.

     In 2005, net income from our Retail business segment decreased due to the non-recurring earnings generated by the sale of our equity interests in Credicard and Orbitall in 2004, which offset the growth in our net interest income and fee and commission income in 2005. Excluding non-recurring earnings from the sale of our equity interests in Credicard and Orbitall, net income from the Retail business segment increased 83.4% in 2005 as compared to 2004. Net interest income increase was primarily due to the 31.5% growth in our loan portfolio, which was primarily the result of growth in the loan portfolios of Unicard, Fininvest and Hipercard, small and medium companies, as well as the growth in loans offered through our branch network. Fee and commission income increased, mainly as a result of a 19.0% increase in our total credit card fees, due to the expansion of Hipercard and Fininvest and growth of Unicard, combined with the growth in banking tariffs, primarily due to the expansion of our branch network. Our provision for loan losses in our Retail segment increased due to the expansion of our individuals’ loan portfolio. Personnel and administrative expenses increased 18.9%, mainly due to higher provisions for labor claims, increase in profit sharing expenses, bargaining agreements, annual adjustments of utilities expenses, higher marketing costs related to the expansion of Fininvest and Hipercard and to the relaunch of our brand.

Wholesale Segment

     The net income of our Wholesale business segment was R$162 million in 2004, a decrease of 5.8% as compared to 2003, mainly as a result of additional provisions for loan losses due to the increased credit risk of the communication and media sector clients as a result of an unfavorable market.

     In 2005, the net income of our Wholesale business segment amounted to R$278 million, an increase of 71.6% as compared to 2004. This increase was mainly a result of the decrease of provisions for loan losses due to the reduction in the risk assigned to individual corporate clients and settlements of some large corporate loans during the year. An increase in fees and commissions from capital market transactions, investment banking, and mergers and acquisitions also contributed to the higher net income of our Wholesale business in 2005.

Insurance and Pension Plans Segment

     The net income of our Insurance and Pension Plans business segment increased 22.4% in 2004 as compared to 2003, mainly as a result of changes in our portfolio mix due to the launching of and focusing on higher profitability products, and also as a result of tax benefits. Our insurance, private retirement plans and pension investment contracts income amounted to R$1,775 million in 2004 as compared to R$1,468 million in 2003, representing an increase of 20.9% . Insurance and Pension Plans business segment expenses grew by 15.5% as a result of higher business activity. Insurance claims grew by 5.6% in 2004 as compared to 2003, however the claims ratio (insurance claims over insurance, private retirement plan and pension investment contract income) decreased from 55.8% in 2003 to 48.7% in 2004, due to better underwriting practices and more rigorous expense control.

     In 2005, the net income of our Insurance and Pension Plans business segment increased 12.4% as compared to 2004, primarily as a result of the launching of products directed to specific market segments, such as environmental insurance, insurance developed to small businesses (especially in the retail and services segment) and to the maintenance of our leadership in the extended warranty sector. Our insurance, private retirement plans and pension investment contracts income was R$2,616 million in 2005 as compared to R$1,775 million in 2004, representing an increase of 47.4% . Insurance and Pension Plans business segment expenses grew by 48.1% in 2005. Both increases were impacted by the change in consolidation of our extended warranty segment as a consequence of a regulation approved by SUSEP in January 2005, combined to higher business activity. Increases would be 8.9% in our insurance, private retirement plans and pension investment contracts income and 15.0% in our Insurance and Pension Plans business segment expenses without such consolidation.

Wealth Management

     In 2004, our Wealth Management business segment net income was R$104 million, the same amount as in 2003. The 19.8% increase of assets under management from R$23,168 million in 2003 to R$27,765 million in 2004, compensated the reduction in the average rate of fee income, from 1.3% in 2003 to 1.1% in 2004.

     In 2005, our Wealth Management business segment net income was R$121 million, an increase of 16.3% as compared to 2004. This increase is primarily a consequence of the improvement in our private banking segment. The 11.5% increase of assets under management, from R$27,765 million in 2004 to R$30,962 million in 2005, compensated the reduction in the average rate of fee income, from 1.1% in 2004 to 0.9% in 2005.

Net Interest Income

     The following table shows the principal components of our net interest income for 2003, 2004 and 2005:

	For the Year Ended December 31,

	2003	2004	2005

	(in millions of R$)

Interest income (1)	R$ 9,355	R$ 11,114	R$ 15,111
Interest expense(2)	(4,331)	(5,340)	(6,546)

Net interest income	R$ 5,024	R$ 5,774	R$ 8,565

__________________________
(1)	Interest income includes the interest on securities, loans, federal funds sold and securities purchased under resale agreements, deposits in other banks and compulsory deposits.
(2)	Interest expense includes interest from customers and bank deposits, federal funds purchased and securities sold under repurchase agreements, short-term borrowings and long-term debt.

     In 2004, interest income increased by R$1,759 million, or 18.8%, as compared to 2003, interest expense increased by R$1,009 million, or 23.3%, and net interest income increased by R$750 million, or 14.9% .

     In 2005, interest income increased by R$3,997 million, or 36.0%, as compared to 2004, interest expense increased by R$1,205 million, or 22.6%, and net interest income increased by R$2,792 million, or 48.4% .

     The increases in net interest income during 2004 and 2005 are primarily attributable to a combination of:

          • loan portfolio mix focusing on higher margin products, with growth in loan portfolios of individuals and small and medium enterprises; and

          • an improvement of our funding mix, with a greater focus on lower cost products such as Superpoupe.

Interest Income

The following table shows the principal components of our average interest-earning assets and the average interest rate earned in 2003, 2004 and 2005:

	For the Year Ended December 31,

	2003	2004	2005

	(in millions of R$)(1)

Average interest-earning assets
Interest-bearing deposits in other banks	R$ 2,678	R$ 3,780	R$ 3,879
Federal funds sold and securities purchased under resale
agreements	7,953	10,518	10,549
Central Bank compulsory deposits	3,063	3,378	3,826
Trading assets	5,690	7,643	8,658
Securities available for sale	4,900	3,121	3,511
Securities held to maturity	5,532	5,742	3,267
Loans	23,749	27,080	33,310
Other interest-earning assets	65	45	49

Total	R$ 53,630	R$ 61,307	R$ 67,049
Average interest rate earned:	17.4%	18.1%	22.5%
_______________
(1) Except for the average interest rate earned, which is a percentage

The following table indicates the extent to which the increase in our interest income was attributable to changes in the average volume of interest-earning assets and to changes in the average interest rates earned, including the effects of the appreciation of the Real, in each case for 2004 as compared to 2003and 2005 as compared to 2004:

	2004/2003	2005/2004

	Increase/(Decrease)	Increase/(Decrease)

(in millions of R$)
Due to changes in average volume of interest-earning assets	R$ 1,369	R$ 1,111
Due to changes in average interest rates	390	2,886

Net change	R$ 1,759	R$ 3,997

     In 2004, interest income increased R$1,759 million, or 18.8%, as compared to 2003, principally due to:

  an increase in total average interest-earning assets of 14.3%, which resulted in a R$1,369 million increase in interest income; and
  an increase in average interest earned of 70 basis points, which generated an increase of R$390 million in interest income.

     The increase in interest income in 2004 as compared to 2003 can also be explained by:

  a R$357 million increase in interest and fees on loans;
  a R$1,447 million increase in interest on securities;
  a R$108 million decrease in interest on Central Bank compulsory deposits;

  a R$16 million decrease in interest income on federal funds sold and securities purchased under resale agreements;
  a R$83 million increase in interest on deposits in other banks; and
  a R$4 million decrease in interest on other assets.

     In 2005, interest income increased R$3,997 million, or 36.0%, as compared to 2004, principally as a result of:

  an increase in total average interest-earning assets of 9.4%, which resulted in a R$1,111 million increase in interest income; and
  an increase in the average interest rate earned of 440 basis points, which generated an increase of R$2,886 million interest income.

     The increase in interest income in 2005 as compared to 2004 can also be explained by:

  a R$2,848 million increase in interest and fees on loans;
  a R$268 million increase in interest on securities;
  a R$165 million increase in interest on Central Bank compulsory deposits;
  a R$531 million increase in interest income on federal funds sold and securities purchased under resale agreements;
  a R$187 million increase in interest on deposits in other banks; and
  a R$2 million decrease in interest on other assets.

     Interest and Fees on Loans. Interest income and fees on loans increased 5.8%, from R$6,138 million in 2003 to R$6,495 million in 2004, primarily as a result of an increase of R$5,338 million, or 20.5%, in the volume of our loan portfolio, mainly from increases in our Retail segment’s loan portfolio as a result of organic growth and strategic acquisitions in the consumer finance segment. This increase, combined with a lower volume of loans denominated in or indexed to foreign currencies offset the effect of the appreciation of the Real on average interest earned. Average interest earned decreased from 25.8% in 2003 to 24.0% in 2004. On December 31, 2004, 19.3% of our loan portfolio was denominated in or indexed to foreign currencies, primarily the U.S. dollar, as compared to 22.9% on December 31, 2003.

     Interest income and fees on loans increased from R$6,495 million in 2004 to R$9,343 million in 2005, an overall increase of 43.8% . Such increase was primarily a result of the increase of R$7,860 million, or 25.1%, in the volume of our loan portfolio, mainly from individuals and small and medium enterprises. Loans in such segments generally yield higher rates, which offset the effect of the appreciation of the Real on average interest earned. Average interest earned increased from 24.0% in 2004 to 28.0% in 2005. On December 31, 2005, 17.6% of our loan portfolio was denominated in or indexed to foreign currencies, primarily the U.S. dollar, compared to 19.3% on December 31, 2004.

     Interest on Securities. Interest income on securities (including trading, available for sale and held to maturity securities) increased from R$975 million in 2003 to R$2,422 million in 2004 and R$2,690 million in 2005. The largest contribution to the increase in interest income on securities in 2004 was the increase in our interest on securities available for sale, due to higher market volatility despite the small growth in average volume. This trend continued in 2005, and we made the same amount of interest income on securities as we did in 2004. In 2005, the average volume of securities was R$15,436 million, or 19.1% of our total average assets, as compared to R$16,506 million, or 22.2% of our total average assets in 2004 and R$16,122 million, or 25.0% of our total average assets in 2003. The decrease in trading, available for sale and held to maturity securities as a percentage of our total average assets is a result of a redirection of funds due to the strong growth of our loan portfolio and the appreciation of the Real.

     Combining the exchange and interest rate variations, average interest earned changed as follows:

  average interest earned from trading assets increased from 15.6% in 2003 to 18.1% in 2004 and decreased to 13.6% in 2005;
  average interest earned from securities available for sale increased from 12.0% in 2003 to 18.8% in 2004 and 32.1% in 2005; and
  average interest earned from securities held to maturity increased from negative 9.0% in 2003 to a positive 7.8% in 2004 and to 11.8% in 2005.

     Interest on Deposits in Other Banks. Despite the relatively small increase in the average interest rate earned in 2004, from 6.2% to 6.6%, interest income on deposits in other banks increased 50%, from R$166 million in 2003 to R$249 million in 2004, as a result of growth of 41.2% in the average volume of deposits in 2004.

     Interest income on deposits in other banks increased 75.1%, or R$187 million, in 2005 as compared to 2004, primarily due to an increase in the average interest rate earned, from 6.6% to 11.2%, in large part resulting from the increase in the average SELIC base interest rate in 2005, and to the 2.6%, or R$99 million, growth in the average volume of deposits.

     Interest on Central Bank Compulsory Deposits. Despite an increase of 10.3% in the average volume of compulsory deposits in 2004, interest income decreased from R$512 million in 2003 to R$404 million in 2004, or 21.1%, primarily as a result of the lower average interest rate earned in 2004 as compared to 2003. The average interest rate earned declined from 16.7% in 2003 to 12.0% in 2004, mainly due to the correlation with the SELIC base interest rate, which on average also declined in 2004.

     Interest income from our compulsory deposits with the Central Bank, of which 78.9% are interest-earning deposits, increased from R$404 million in 2004 to R$569 million in 2005. This R$165 million increase, or 40.8%, was primarily due to higher interest rates earned in 2005 as compared to 2004. The average interest rate earned increased from 12.0% to 14.9%, primarily due to the correlation of the interest rates earned on these deposits with the SELIC base interest rate, which on average also increased in 2005.

     Interest on Federal Funds Sold and Securities Purchased under Resale Agreements. Although the average volume of federal funds sold and securities purchased under resale agreements increased by 32.3% in 2004, interest income decreased from R$1,554 million in 2003 to R$1,538 million in 2004. This was a result of a decrease in the average interest rate from 19.5% to 14.6% respectively, primarily due to the correlation with the SELIC base interest rate, which on average also declined in 2004.

     Interest income from federal funds sold and securities purchased under resale agreements increased R$531 million, or 34.5%, from R$1,538 million in 2004 to R$2,069 million in 2005. This increase was a result of the increase in the average interest rate earned on these assets, from 14.6% in 2004 to 19.6% in 2005, in large part due to the correlation with the SELIC base interest rate, which on average also increased in 2005.

Interest Expense

     The following table shows the principal components of our average interest-bearing liabilities and the average interest rate paid on those liabilities in 2003, 2004 and 2005:

	For the Year Ended December 31,

	2003	2004	2005

	(in millions of R$)(1)
Average interest-bearing liabilities
Time deposits	R$ 16,752	R$ 20,068	R$ 25,358
Savings deposits	5,735	6,168	6,130
Deposits from banks	150	231	115
Federal funds purchased and securities sold under repurchase
agreements	6,426	8,874	7,194
Short-term borrowings	4,553	3,419	2,686
Long-term debt	12,067	12,584	11,735

Total	R$ 45,683	R$ 51,344	R$ 53,218

Average interest rate paid:	9.5%	10.4%	12.3%
________________
(1) Except for the average interest rate earned, which is a percentage.

     The following table indicates the extent to which the increase in our interest expense was attributable to changes in the average volume of interest-bearing liabilities and to changes in average interest rates paid, including the appreciation of the Real, in each case for 2004 as compared to 2003, and 2005 as compared to 2004:

	2004/2003	2005/2004

	Increase/(Decrease)	Increase/(Decrease)

(in millions of R$)
Due to changes in average volume of interest-bearing liabilities	R$ 858	R$ 201
Due to changes in average interest rates	151	1,004

Net change	R$ 1,009	R$ 1,205

     Interest expense in 2004 increased R$1,009 million, or 23.3%, as compared to 2003, principally as a result of:

  an increase in total average interest-bearing liabilities of 12.4% which resulted in an increase of R$858 million in interest expense; and
  an increase in average interest rate paid of 90 basis points, which generated an increase of R$151 million in interest expenses.

The increase in interest expense in 2004 as compared to 2003 can also be explained by:

  a R$1,251 million increase in interest on long-term debt;
  a R$408 million increase in interest on short-term borrowings;
  a R$25 million increase in interest on federal funds purchased and securities sold under repurchase agreements; and

  a R$675 million decrease in interest on time deposits, savings deposits and deposits from banks.

     In 2005, interest expense increased R$1,205 million, or 22.6%, as compared to 2004, principally as a result of:

  an increase in total average interest-bearing liabilities of 3.6% which resulted in an increase of R$201 million in interest expense; and
  an increase in the average interest rate paid of 190 basis points, which generated an increase of R$1,004 million in interest expense.

     The increase in interest expense in 2005 as compared to 2004 can also be explained by:

  a R$20 million increase in interest on long-term debt;
  a R$80 million decrease in interest on short-term borrowings;
  a R$130 million decrease in interest on federal funds purchased and securities sold under repurchase agreements; and
  a R$1,395 million increase in interest on time deposits, savings deposits and deposits from banks.

     Interest on Long-term Debt. Interest expense on our long-term debt increased from income of R$302 million in 2003 to expenses of R$949 million in 2004, primarily due to the lower appreciation of the Real in 2004 as compared to 2003. As a result of the lower appreciation of the Real, the average interest rate paid in 2004 on our long-term debt was a positive 7.5%, as compared to a negative 2.5% in 2003. In addition, the average amount of our long-term debt increased by 4.3% in 2004, with approximately 50% of such debt denominated in or indexed to foreign currencies. Lower gains on a portion of our long-term debt denominated in or indexed to foreign currency that acted as a global hedge on our foreign investments also contributed to the increase in interest expense. We realized gains of R$154 million in 2004, as compared to gains of R$397 million in 2003, on these hedging transactions.

     Interest expense from our long-term debt increased from R$949 million in 2004 to R$969 million in 2005. Despite higher appreciation of the Real in 2005 as compared to 2004, interest expense increased 2.1% primarily due to increases in the average interest rate paid on long-term debt, as a result of the higher interest rate paid by new issuances. The average interest rate paid on our long-term debt increased from 7.5% in 2004 to 8.3% in 2005. On the other hand, the average amount of our long-term debt decreased by 6.7% in 2005, with approximately 47.7% of such debt denominated in or indexed to foreign currencies, which were impacted by the higher appreciation of the Real in 2005, as compared to 2004. Increases on the gains generated by our global hedges of our foreign investments as a result of the higher appreciation of the Real and the higher volume of long-term debt instruments used to hedge our foreign investments also contributed to a lower increase in interest expense. In 2005, we recognized gains on these hedging transactions of R$251 million compared to R$154 million in 2004.

     Interest on Short-term Borrowings. Interest expense on our short-term borrowings increased from earnings of R$444 million in 2003 to earnings of R$36 million in 2004. The increase of interest expense on short-term borrowings was mainly due to the lower appreciation of the Real in 2004 as compared to 2003, which increased average interest paid from negative 9.8% in 2003 to negative 1.1% in 2004. The absence of gains on short-term borrowings, which acted as a global hedge on our foreign investments, as compared to gains of R$101 million in 2003, also contributed to the interest expense increase.

     Interest expense on our short-term borrowings increased from interest income of R$36 million in 2004 to interest income of R$116 million in 2005, mainly due to higher appreciation of the Real in 2005 as compared to 2004. The average interest paid on short-term borrowings decreased 320 basis points, from negative 1.1% to negative 4.3%. Additionally, the average amount of our short-term borrowings decreased by 21.4% in 2005, with approximately 99.4% denominated in or indexed to foreign currencies, also impacted by the higher appreciation of the Real in 2005 as compared to 2004.

     Interest on Federal Funds Purchased and Securities Sold under Repurchase Agreements. In 2004, the average volume of federal funds purchased and securities sold under repurchase agreements increased R$2,448 million and the interest expense increased R$25 million as compared to 2003. The increase in interest expense, resulting from an increase in volume of liabilities, was partially offset by a decrease in average interest rates paid, from 17.8% in 2003 to 13.2% in 2004, mainly due to the correlation with the SELIC base interest rate, which on average also declined in 2004.

     Our interest expense on federal funds purchased and securities sold under repurchase agreements decreased R$130 million, or 11.1%, from R$1,167 million in 2004 to R$1,037 million in 2005. Despite the increase in average interest paid, from 13.2% in 2004 to 14.4% in 2005, which was driven by the increase in the average SELIC base interest rate also experienced in the same period, the average volume of these liabilities decreased 18.9%, accounting for the decrease in interest expense.

     Interest on Time Deposits, Savings Deposits and Deposits from Banks. From 2003 to 2004, there was no change in the interest expense for deposits from banks. Interest expense on time and savings deposits decreased as follows:

  Despite the R$3,316 million average volume increase on time deposits, interest expense decreased R$542 million due to the decrease of average interest rate paid from 20.2% in 2003 to 14.2% in 2004. The lower interest rates are primarily attributable to the introduction in May 2004 of Superpoupe, and to the lower market average interest rates in 2004; and
  While the average volume of savings deposits increased by R$433 million in 2004, the average interest rate paid on these deposits decreased from 9.0% in 2003 to 6.2% in 2004, resulting in a R$133 million decrease in interest expense on savings deposits, primarily due to the correlation with the SELIC base interest rate, which also decreased on average in 2004.

     The interest expense on time deposits, savings deposits and deposits from banks increased R$1,395 million in 2005 as compared to 2004 as follows:

  Interest expense on time deposits increased R$1,377 million, or 48.4%, from 2004 to 2005. The average volume of time deposits in 2005 increased R$5,290 million, or 26.4%, primarily due to the success of Superpoupe and to other funding initiatives. Despite the success of Superpoupe, which pays lower interest rates, the average interest rate paid in 2005 increased 240 basis points, from 14.2% in 2004 to 16.6% in 2005, primarily due to the correlation with the SELIC base interest rate, which also increased on average in 2005;
  Interest expense on savings accounts increased R$33 million, or 8.6%, in 2005 as compared to 2004. Despite the fact that the average volume of savings deposits decreased 0.6%, or R$38 million, during the same period, the average interest rate increased 60 basis points, from 6.2% in 2004 to 6.8% in 2005, primarily due to the correlation with the SELIC base interest rate, which also increased on average in 2005; and

  Interest expense on deposits from banks decreased R$15 million, or 44.1%, primarily due to the 50.2% decrease, or R$116 million, in the average volume of deposits from 2004 to 2005, which offset the increase in the average interest rate paid, from 14.7% in 2004 to 16.5% in 2005, also impacted by higher average SELIC base interest rate in 2005.

Provision for Loan Losses

     The following table shows the loan portfolio and provision for loan losses by segment for 2003, 2004, 2005:

In millions of R$	Retail			Wholesale			Wealth Management			Insurance			Total Consolidated

For the Year Ended
December 31,	2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005

Total Loans (A)	9,963	15,653	20,581	15,443	15,027	17,370	275	327	462	358	370	824	26,039	31,377	39,237
Average Total Loans
(B)	9,739	12,884	18,044	14,503	14,628	15,589	281	298	413	358	392	646	24,881	28,202	34,692
Provision for Loan
Losses (C)	839	807	1,872	52	139	(3)	(8)	1	(3)	(2)	1	4	881	948	1,870

(C) / (B)	8.6%	6.3%	10.4%	0.4%	1.0%	0.0%	-2.8%	0.3%	-0.7%	-0.6%	0.3%	0.6%	3.5%	3.4%	5.4%
Loan Charge-Offs (D)
	(1,259)	(1,065)	(1,335)	(67)	(47)	(89)	(4)	(5)	(17)	-	-	(1)	(1,330)	(1,117)	(1,442)

(D) / (B)	12.9%	8.3%	7.4%	0.5%	0.3%	0.6%	1.4%	1.7%	4.1%	0.0%	0.0%	0.2%	5.3%	4.0%	4.2%
Allowance at the end
of the year (E)	734	783	1,413	551	745	677	31	30	12	1	2	5	1,317	1,560	2,107

(E) / (A)	7.4%	5.0%	6.9%	3.6%	5.0%	3.9%	11.3%	9.2%	2.6%	0.3%	0.5%	0.6%	5.1%	5.0%	5.4%
Non-performing Loans
(F)	890	1,008	1,639	253	247	54	17	17	1	1	2	-	1,161	1,274	1,694

(F) / (A)	8.9%	6.4%	8.0%	1.6%	1.6%	0.3%	6.2%	5.2%	0.2%	0.3%	0.5%	0.0%	4.5%	4.1%	4.3%

Loan Recoveries (G)	334	307	93	43	102	24	-	3	2	-	-	-	377	412	119
Net Charge-Offs
(D+G)	(925)	(758)	(1,242)	(24)	55	(65)	(4)	(2)	(15)	-	-	(1)	(953)	(705)	(1,323)

_______________

     In 2004, despite an increase in our provision for loan loss expenses as compared to 2003, the credit quality of our portfolio improved, with a ratio of total provisions to average loans of 3.4%, as compared to 3.5% in 2003, and the ratio of non-performing loans to total loans of 4.1% as compared to 4.5% in 2003. This decrease was primarily a result of the recovery of the Brazilian economy, and improvements in our credit and collection policies and procedures.

     The increase of R$67 million in 2004, or 7.6%, of our provision for loan loss expenses was primarily a result of the following:

  the Wholesale segment’s provision for loan loss expenses increased R$87 million mainly due to the increased credit risk of certain communication and media sector clients;
  the Retail segment’s provision for loan loss expenses decreased R$32 million as compared to 2003 as follows:

–	Unicard’s provisions increased R$23 million with a R$643 million increase in its loan portfolio;

–	Fininvest’s provisions decreased R$7 million with a R$366 million increase in its loan portfolio; and

–
Commercial bank and other retail provisions decreased R$48 million, although their loan portfolio posted an increase of R$4,681 million. This increase resulted from the acquisition of Hipercard, which had a superior credit quality in portfolio.

     In 2004, loan charge-offs decreased R$213 million, or 16.0%, as compared to 2003, due primarily to the improvement in the Brazilian macroeconomic environment and our collection practices. Wholesale loan charge-offs decreased R$20 million, or 29.9%, during the same period. In Retail, Fininvest’s loan charge-offs increased R$12 million, or 3.7%, and Unicard loan charge-offs increased R$26 million, or 13.6% during the same period. Commercial bank and other retail loan charge-offs were reduced by R$232 million, or 31.3% during the same period.

     Allowances increased R$243 million, or 18.5%, in 2004 as compared to 2003. Wholesale allowances increased R$194 million, or 35.2%, mainly due to provision for loan loss expenses of R$139 million in 2004, which was 167.3% higher than in 2003. Unicard’s allowance decreased R$9 million, or 7.4%, and Fininvest’s allowance decreased R$8 million, or 7.1% during this period. Commercial bank and other retail allowances posted an increase of R$66 million, or 13.3% during the same period.

     Non-performing loans increased R$113 million, or 9.7%, in 2004 as compared to 2003. Wholesale non-performing loans decreased R$6 million, or 2.4% . Fininvest reduced its non-performing loans by R$27 million, or 13.8% . Unicard’s non-performing loans increased R$13 million, or 9.8% . Commercial bank and other retail non-performing loans posted an increase of R$132 million, or 23.5%.

     The provision for loan losses increased from R$948 million in 2004 to R$1,870 million in 2005, posting a 97.3%, or R$922 million, increase as compared to 2004. This increase was a result of our efforts to increase our market share in those markets that generate higher margins, like individuals, credit cards and small and medium enterprises. In addition, the ratio of total provisions to average loans increased from 3.4% in 2004 to 5.4% in 2005 and the ratio of non-performing loans to total loans increased from 4.1% in 2004 to 4.3% in 2005.

     The increase of R$922 million, or 97.3% in 2005 as compared to 2004, of our provision for loan loss expenses was primarily a result of the following:

  the Wholesale segment’s provision for loan loss expenses decreased R$142 million primarily due to a reduction in the risk assigned to individual corporate clients and settlements of some large corporate loans during the year;
  the Retail segment’s provision for loan loss expenses increased R$1,065 million as compared to 2004 as follow:
–	Fininvest’s provisions increased R$286 million with a R$632 million increase in its loan portfolio;

–	Hipercard’s provisions increased R$157 million with a R$521 million increase in its loan portfolio;

–	Unicard’s provisions decreased R$44 million with a R$688 million increase in its loan portfolio; and

–
Commercial bank and other retail provisions increased R$666 million in connection with an increase of R$3,087 million of their loan portfolio. This increase in provisions resulted from organic growth in the loan portfolio of the branch network and the growth in the auto financing loan portfolio.

     In 2005, loan charge-offs increased R$325 million, or 29.1%, as compared to 2004 due primarily to the growth of our loan portfolio segments that present greater risk. Wholesale loan charge-offs increased R$42 million during the same period. In the Retail segment, Fininvest’s loan charge-offs increased R$190 million, or 54.9%, due to the expansion in this segment and Hipercard loan charge-offs increased R$34 million during the same period. Commercial bank and other retail loan charge-offs were reduced by R$46 million, or 6.5%, during the same period.

     Allowances increased R$547 million, or 35.1%, in 2005 as compared to 2004. Wholesale allowances decreased R$68 million, or 9.1%, mainly due the reduction in the risk assigned to each individual corporate clients and settlements of some large corporate loans in 2005. Unicard’s allowance increased R$42 million, or 37.5%, and Fininvest’s allowance increased R$74 million, or 63.2%, during this period. Hipercard’s allowance increased R$57 million in 2005. Commercial bank and other retail allowances posted an increase of R$457 million, or 88.2% during the same period.

     Non-performing loans increased R$420 million, or 33.0%, in 2005 as compared to 2004, due to the growth of those segments that present greater risk such as individuals and small and medium enterprises. Wholesale non-performing loans decreased R$193 million, or 78.1%, during the same period. In the Retail segment, Hipercard’s non-performing loans increased R$79 million Fininvest’s non-performing loans increased by R$127 million, or 67.9%, Unicard’s non-performing loans increased R$34 million, or 22.1% and Commercial bank and other retail non-performing loans posted an increase of R$391 million, or 63.8% during the same period.

Non-Interest Income

      The following table shows the principal components of our non-interest income for 2003, 2004 and 2005:

	For the Year Ended December 31,

	2003	2004	2005

	(in millions of R$)

Fee and commission income	R$ 2,152	R$ 2,382	R$ 2,814
Trading income	691	221	111
Net gains (losses) on securities and non-trading derivatives	191	(150)	83
Net gains on foreign currency transactions	93	108	(100)
Equity in results of unconsolidated companies	199	220	158
Insurance, private retirement plan and pension investment
contracts	1,468	1,775	2,616
Other non-interest income	709	2,285	1,002

Total	R$ 5,503	R$ 6,841	R$ 6,684

     In 2004, our non-interest income increased R$1,338 million, or 24.3%, as compared to 2003, principally due to the sale of our equity interests in Credicard and Orbitall, which generated non-recurring earnings before taxes of R$1,574 million, higher fee and commission income and improved results from our insurance, private retirement plan and pension investment contracts, which compensated the lower trading income and net gains (losses) on securities and non-trading derivatives.

     In 2005, our non-interest income decreased R$157 million, or 2.3%, as compared to 2004, principally due to non-recurring earnings from the sale of our equity interests in Credicard and Orbitall in 2004. Excluding such income in 2004, our non-interest income increased 26.9% in the same period, as a result of higher fee and commission income, higher results from our insurance, private retirement plan and pension investment contracts, and higher other non-interest income.

     Fee and Commission Income. Fee and commission income increased 10.7%, or R$230 million, in 2004 as compared to 2003. In 2004, fee and commission income was composed by:

  60.5%, or R$1,441 million, from banking tariffs and other fees and commissions, representing a growth of R$94 million, or 7.0%, as compared to 2003, mainly as a result of the expansion of our client base and the further development of cross-selling opportunities within our consolidated client base, combined with the organic growth of our banking operations;
  22.1%, or R$527 million, from credit card fees, representing an increase of R$120 million, or 29.5%, as compared to 2003, largely due to the acquisition of Hipercard;
  11.4%, or R$272 million, from asset management fees, representing a R$20 million increase, or 7.9%, as compared to 2003, largely due to an increase in assets under management, which offset the reduction in the average rate of fee income from 1.3% in 2003 to 1.1% in 2004; and
  6.0%, or R$142 million, from collection fees, representing a R$4 million decrease, or 2.7%, as compared to 2003.

     Fee and commission income increased 18.1%, or R$432 million, in 2005 as compared to 2004. In 2005, fee and commission income was composed by:

  59.4%, or R$1,671 million, from banking tariffs and other fees and commissions, representing an increase of R$230 million, or 16.0%, as compared to 2004, mainly as a result of the expansion of our client base and our continued focus on cross-selling activities, combined with the organic growth of our banking operations and growth in the fees we receive from Wholesale transactions;
  22.3%, or R$627 million, from credit card fees, representing an increase of R$100 million, or 19.0%, as compared to 2004, primarily as a result of the expansion of Hipercard and the growth experienced by Unicard;
  9.5%, or R$268 million, from asset management fees, representing a R$4 million decrease, or 1.5%, as compared to 2004, as a result of a lower average rate of fee income from 1.1% in 2004 to 0.9% in 2005, which offset the increase of 11.5% in our assets under management in the same period; and
  8.8%, or R$248 million, from collection fees, representing a R$106 million increase, or 74.6%, as compared to 2004, largely due to our increased focus on our collection products.

     Trading Income. Trading income decreased from R$691 million in 2003 to R$221 million in 2004 as a result of exchange and interest rate variations. In 2004, we recognized net earnings of R$15 million from realized gains on securities, R$308 million from realized gains on derivatives, and R$102 million from unrealized losses on securities and derivatives. In 2003, we recognized net earnings of R$205 million from realized gains on securities, R$408 million from realized gains on derivatives, and R$78 million from unrealized gains on securities and derivatives. In general, we use derivatives to hedge our treasury and commercial client portfolios, as well as our foreign investments. In 2004, we recognized R$117 million in earnings from our global hedges of foreign investments, as compared to R$138 million in 2003.

     Trading income decreased from R$221 million in 2004 to R$111 million in 2005 as a result of exchange and interest rate variations. In 2005, we recognized net expenses of R$23 million from realized losses on securities, as compared to net earnings of R$15 million in 2004, net earnings of R$139 million from realized gains on derivatives, as compared to R$308 million in 2004, and R$5 million in unrealized losses on securities and derivatives, as compared to R$102 million in 2004. In 2005, we changed our hedge instruments on our foreign investments from derivatives to long-term debt, reducing the results from derivatives used as hedges of foreign investments from income of R$117 million in 2004 to R$7 million in expenses in 2005.

     Net Gains (Losses) on Securities and Non-trading Derivatives. Net gains (losses) on securities and non-trading derivatives decreased from gains of R$191 million in 2003 to losses of R$150 million in 2004, mainly as a result of a decrease in realized gains on securities available for sale, from R$210 million in 2003 to R$25 million in 2004, and an increase in unrealized losses considered other than temporary on securities available for sale, from R$17 million in 2003 to R$105 million in 2004. The net gains (losses) on securities and non-trading derivatives increased R$233 million, from losses of R$150 million in 2004 to gains of R$83 million in 2005, mainly as a result of an increase in realized gains on securities available for sale, from R$25 million in 2004 to R$84 million in 2005, and a decrease of R$105 million in unrealized losses considered other than temporary on securities available for sale. In 2005, we recognized no losses on securities available for sale as compared to losses of R$105 million in 2004.

     Net Gains on Foreign Currency Transactions. The net gain on foreign currency transactions increased from R$93 million in 2003 to R$108 million in 2004. The net gain on foreign currency transactions decreased R$208 million, from income of R$108 million in 2004, to expenses of R$100 million in 2005. The results on such transactions were directly impacted by the volume of transactions and the appreciation of the Real.

     Equity in Results of Unconsolidated Companies. The equity in results of unconsolidated companies increased from R$199 million in 2003 to R$220 million in 2004, mainly due to:

  Pontocred: which had an increase of R$7 million, as a result of increases in points of sale, client base and size of loan portfolio;
  Luizacred: which had an increase of R$5 million, or 83.3%, as a result of client base and loan portfolio growth;
  Other Companies (not relevant individually): which had an increase of R$14 million.

     This increase was partially offset by a decrease of R$5 million in 2004 as compared to 2003, as a result of the sale of our equity interest in Credicard and Orbitall at the end of 2004.

     The equity in results of unconsolidated companies decreased from R$220 million in 2004 to R$158 million in 2005, mainly due a decrease of R$101 million in 2005 as compared to 2004, as a result of the sale of our equity interests in Credicard and Orbitall at the end of 2004. In 2005, there was no equity in results of Credicard and Orbitall. This decrease was partially offset by:

  Pontocred and Luizacred (consumer finance companies): which had an increase of R$6 million and R$4 million, respectively, as a result of higher average interest rates, expansion in points of sale and growth of the loan portfolio;
  Redecard (debit card processor): which had an increase of R$12 million, as a result of increased debit card activity in Brazil and the expansion of our client base; and
  Other Companies (not relevant individually): which had an increase of R$17 million.

     Insurance, Private Retirement Plans and Pension Investment Contracts. Insurance, private retirement plans and pension investment contracts increased 20.9%, or R$307 million, from R$1,468 million in 2003 to R$1,775 million in 2004. In 2004, insurance premiums increased R$256 million, or 18.1%, as compared to 2003. The growth in insurance premiums was primarily a result of the consolidation of our leadership, as measured by SUSEP as of December 2004, in the corporate segment of the insurance industry. In the Retail segment, customers demanded greater protection against credit card theft and fraud, further contributing to increases in our retained premiums. In addition, our product marketing, including television campaigns and the launch of new products, such as environmental insurance, and the re-launch of a specialized insurance product targeting women contributed to the improved performance in 2004. In 2004, private retirement plan and pension investment contracts income increased R$51 million as compared to 2003, as a result of new corporate plan contracts and strong sales on individual pension investment contracts, such as PGBL and VGBL plans.

     In January 2005, a SUSEP regulation ratified the consolidation of our extended warranty segment in our Insurance business. As a result, insurance premiums, private retirement plan premiums and pension investment contracts increased 47.4%, or R$841 million, from R$1,775 million in 2004 to R$2,616 million in 2005. Without such consolidation of the extended warranty segment in 2005, our revenues would have increased R$159 million, or 8.9%, over 2004. In 2005, we maintained our leadership, as measured by SUSEP, in the corporate segment (segments such as property, aviation, D&O, commercial lines and energy), driven by our partnership with AIG, which has significant experience as insurer and reinsurer in the international market. During the year, we experienced growth in homeowners and casualty and health insurance, and re-launched specialized insurance products for men and for the environment, which was the first of its type in Brazil.

     Other Non-interest Income. Other non-interest income decreased 56.1%, or R$1,283 million, from R$2,285 million in 2004 to R$1,002 million in 2005, mainly because of the sale of our equity interests in Credicard and Orbitall in 2004, which also contributed to the increase in other non-interest income from R$709 million in 2003 to R$2,285 million in 2004. In 2004, we recognized non-recurring earnings of R$1,574 million from the sale of our equity interests in Credicard and Orbitall. Excluding non-recurring earnings in 2004, other non-interest income would have increased R$291 million, or 40.9%, in 2005 as compared to 2004. Such increase was mainly due to the indemnity that we received in 2005 from Caixa Geral de Depósitos, the former majority shareholder of Banco Bandeirantes, in the amount of R$238 million. The indemnity included settlements and the full release of contingencies related to Banorte and Bandeirantes. For additional information, see Note 24(e) to our consolidated financial statements.

Non-Interest Expense

     The following table shows the principal components of our non-interest expense for 2003, 2004 and 2005:

	For the Year Ended December 31,

	2003	2004	2005

	(in millions of R$)

Salaries and benefits	R$ 2,224	R$ 2,549	R$ 3,039
Administrative expenses	2,310	2,549	2,812
Amortization of intangibles and impairment of goodwill	91	152	130
Insurance, private retirement plan and pension investment
contracts	1,666	1,898	2,830
Other non-interest expense	1,974	2,005	2,301

Total	R$ 8,265	R$ 9,153	R$ 11,112

     In 2004, non-interest expense increased R$888 million, or 10.7%, from R$8,265 million in 2003 to R$9,153 million in 2004. In 2005, non-interest expense increased R$1,959 million, or 21.4%, from R$9,153 million in 2004 to R$11,112 million in 2005.

     During both periods, the increases in non-interest expense were primarily due to higher expenses related to salaries and benefits, administrative expenses, insurance, private retirement plan and pension investment contracts expenses, and other non-interest expenses such as the exchange losses on foreign investments, tax litigation, credit card selling expenses and service revenues and other taxes.

Salaries and Benefits. Salaries and benefits increased 14.6%, or R$325 million, in 2004 as compared to 2003 principally due to:

  increases in employee salaries of 8.5% in September 2004 and 12.6% in September 2003 pursuant to collective bargaining agreements with our employees;
  higher severance costs as a result of our corporate restructuring;
  increases in labor claims; and
  acquisitions (mainly Hipercard, Creditec and BNL).

     Salaries and benefits increased 19.2%, or R$490 million, in 2005 as compared to 2004 principally due to:

  an increase in profit sharing expenses, as a result of higher net income under accounting practices adopted in Brazil;
  increases in labor claims; and
  increases in employee salaries of 6.0% in September 2005 and 8.5% in September 2004 pursuant to collective bargaining agreements with our employees. These increases were partially offset by gains achieved by operational restructuring as well as strict cost controls.

     We reduced our employees from 27,625 employees at December 31, 2003 to 27,408 employees at December 31, 2004 as a result of our internal restructuring. This reduction was partially offset by an increase of approximately 1,400 employees as a result of our strategic acquisitions and addition of new sales force employees to support the expansion of branches and Fininvest stores.

     We had 29,504 employees at December 31, 2005, as compared to 27,408 employees at December 31, 2004. The increase was a result of the incorporation of Prorevenda, which was associated with the acquisition of Banco Dibens, the addition of new sales force employees in Fininvest and Hipercard, as a result of the expansion of our business, and the addition of new employees associated with our compliance and audit areas, in order to ensure our compliance with the requirements of Sarbanes-Oxley Act.

     Administrative Expenses. Administrative expenses increased 10.3%, or R$239 million, in 2004 as compared to 2003, primarily due to:

  annual price adjustments on public utilities tariffs, rental, and software maintenance contracts;
  higher third-party service, data processing, and marketing campaign expenses due to our organic growth;
  non-recurring expenses related to major projects, such as institutional communication and the celebration of our 80th anniversary, the expansion of the retail branch network and the corresponding infrastructure, the implementation of the new central call center structure and the replacement of installations in administrative buildings; and
  acquisitions (mainly Hipercard, Creditec and BNL).

     Administrative expenses increased 10.3%, or R$263 million, in 2005 as compared to 2004, primarily due to:

  higher communication and third party service costs as a result of the expansion of Fininvest, Hipercard and Unicard;
  higher marketing costs related to the expansion of Fininvest and Hipercard and to the relaunch of our brand; and
  annual price adjustments on public utilities tariffs, rental and software maintenance contracts.

     Amortization of Intangibles and Impairment of Goodwill. Amortization of intangibles and impairment on goodwill increased R$61 million, or 67.0%, in 2004 as compared to 2003. This increase was driven by a R$35 million increase in the impairment of goodwill, primarily as a result of the discontinuation of the reporting business unit of Banco1.net, and a R$25 million increase in the amortization of intangible assets, primarily as a result of acquisitions such as Hipercard.

     The amortization of intangibles and impairment on goodwill decreased R$22 million, or 14.5%, in 2005 as compared to 2004. This decrease is attributable to higher impairment of goodwill in 2004, as a result of the discontinuation of Banco1.net. This decrease was partially offset by the amortization of intangible assets in Hipercard for a full year, as compared to nine months in 2004.

     Insurance, private retirement plan and pension investment contracts. Insurance, private retirement plan and pension investment contracts expenses increased 13.9%, or R$232 million, from R$1,666 million in 2003 to R$1,898 million in 2005. Insurance reserves for claims increased R$48 million in 2004 as compared to 2003, while claims incurred increased R$46 million during the same period. Both expenses were higher in 2004 due to increases in our underwriting portfolio during 2004. Expenses related to pension investment contracts increased R$70 million in 2004 as a result of sales growth. Selling expenses increased R$74 million in 2004, also as a result of sales growth. Our underwriting practices contributed to the reduction in the loss ratio in 2004.

     In January 2005, a SUSEP regulation ratified the consolidation of our extended warranty segment in our Insurance business. As a result, insurance, private retirement plan and pension investment contracts expenses increased 49.1%, or R$932 million, from R$1,898 million in 2004 to R$2,830 million in 2005. If we had not consolidated our extended warranty business in 2005, our expenses would have increased R$277 million, or 14.6%, as compared to 2004. This increase in consolidated results was driven largely by an R$777 million increase in unearned premium reserves, primarily due to our extended warranty business, as well as a R$22 million increase in insurance claims. Sales growth led to an R$108 million increase in pension investment contract expenses. However, a change in the mix of products offered helped reduce selling expenses by R$31 million between 2004 and 2005.

     Other non-interest expenses. Our other non-interest expenses are primarily composed of the negative exchange variation on foreign investments, credit card selling expenses, contingent provisions and services, revenues and other taxes. The increase of R$31 million, or 1.6%, in other non-interest expenses from R$1,974 million in 2003 to R$2,005 million in 2004 was primarily due to:

  an increase in tax litigation expenses of R$445 million, mainly due to administrative claims and Brazilian Law 8,200 issued in 1991, which sets forth the directives to be followed by Brazilian companies to update their financial statements by monetary inflation indices;
  an increase in credit card selling expenses of R$65 million due to higher sales;
  restructuring charges in the amount of R$45 million, as a result of our plan to improve overall efficiency; and
  anticipation of retirement plan benefits in the amount of R$20 million.

     The increase of non-interest expenses was partially offset by a decrease in exchange losses on foreign investments of R$548 million in 2004, as a result of a lower appreciation of the Real as compared to 2003. In 2004, we incurred exchange losses of R$83 million, as compared to R$631 million in 2003.

     The increase of 14.8%, or R$296 million, in other non-interest expenses, from R$2,005 million in 2004 to R$2,301 million in 2005, was primarily due to:

  a R$68 million increase in credit card selling expenses, associated with the growth of our credit card portfolio in Hipercard, Unicard and Fininvest;
  a R$67 million increase in exchange loss on foreign investments, as a result of the appreciation of the Real;
  a R$22 million increase in our national financing system contributions which is a federal fund run by the Central Bank that provides deposit insurance and to which we are required to contribute; and
  a R$19 million increase in our civil litigation provision.

Income Tax

     Income taxes and social contribution expenses decreased from R$354 million in 2003 to R$295 million in 2004. At the statutory rate, tax expenses increased R$378 million in 2004 as compared to 2003, as a result of an increase in our taxable income in 2004. However, the increase in tax expenses at the statutory rate was offset by tax benefits from interest attributed to shareholders’ equity, by lower taxes on non-deductible exchange losses on our foreign investments and by non-taxable income from equity results. According to Brazilian tax law, exchange variation gains or losses on economic hedges are taxable or deductible for income tax purposes, as the case may be, whereas losses from exchange variation on foreign investments are not deductible and gains are not taxable. In 2004, we had losses of R$83 million from exchange variations on our foreign investments, which had a negative impact on our income tax of R$28 million, as compared to losses of R$631 million from exchange variations on our foreign investments in 2003, which had a negative impact on our income tax of R$215 million. For additional information, see Note 18 to our consolidated financial statements.

     Our income tax and social contribution expenses increased by R$165 million in 2005 as compared to 2004. At the statutory rate, our taxes would have decreased R$63 million in 2005 as compared to 2004, as a consequence of the decrease in our income before taxes in 2005. However, effective income tax and social contribution expenses increased in 2005 primarily because we had a greater offset against taxable income in 2004 as a result of non-taxable income from equity results, which had a positive impact on our income tax of R$245 million in 2004. Additionally, we incurred higher tax effects of R$23 million due to non-deductible losses from exchange variations on our foreign investments in 2005 as compared to 2004. In 2005, we recorded exchange losses of R$150 million on our foreign investments, which had a negative impact on our income tax of R$51 million in 2005. During the same period in 2004, we posted a loss of R$83 million on our foreign investments, which had a negative impact on our income tax of R$28 million. Such increases were partially offset by higher tax benefits of R$62 million from interest attributed to shareholders’ equity in 2005 as compared to 2004. For additional information, see Note 18 to our consolidated financial statements.

5.B LIQUIDITY AND CAPITAL RESOURCES

Overview

     Our asset and liability management policy is designed to ensure that our capital position is consistent with our risk profile and applicable regulatory standards and guidelines. In particular, our policy is designed to avoid material mismatches between assets and liabilities, to optimize our risk-return ratio and to ensure that sufficient liquidity is available to honor withdrawals of deposits, make repayments at maturity of other liabilities, extend loans or other forms of credit to our customers, and to meet our own working capital needs.

     We seek to ensure continued access to diversified sources of funding at efficient costs, within the framework of our assets and liabilities management policy, which sets limits with respect to risk factors, sensitivity, gaps and concentration in certain instruments, such as government securities. As a general rule, our main funding provider is the financial market, either in Reais or in foreign currencies. For additional information concerning capital and liquidity risk management, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk - Risk Management.”

     Asset and liability management, as well as liquidity and capital resources, are considered at our monthly financial committee meetings. The financial committee discusses and evaluates our liquidity performance in order to determine the minimum liquidity level we must maintain, and, if necessary, holds extraordinary meetings to evaluate our liquidity position in response to unexpected macroeconomic changes. The financial committee has pre-approved a contingency plan that determines the procedures in the case of a liquidity crisis. As of December 2005, our minimum liquidity level was set at approximately R$3.0 billion.

     Our Treasury department is responsible for managing our liquidity and sources of funding, including executing investments, in both Reais and foreign currencies. The Treasury department maintains what we believe is a proper balance of maturity distributions and diversification of sources of funds. Based upon our levels of resources and ability to access funding, we believe that our overall liquidity is sufficient to meet current obligations to customers and debt holders, to support expectations for future changes in asset and liability levels and to support our ordinary working capital needs.

Ratings

     We are evaluated by the three main international rating companies: Moody’s Investors, Standard & Poor’s, and Fitch Ratings. The assigned ratings reflect our solvency, management quality and superior operating performance and, consequently, directly impact our cost of funding.

     In October 2005, Moody’s revised our rating for long-term foreign-currency deposits, and upgraded it from B2 to B1, with a positive outlook. The rating for our foreign-currency long-term debt was upgraded to Ba1 with a stable outlook. In the same month, Fitch upgraded the outlook for our long-term debt in foreign-currency (BB-) and local currency (BB) ratings from stable to positive.

     On February 1, 2006, Moody’s upgraded our financial strength rating from D+ to C-. According to the agency, this upgrade reflects our steady improvement in earnings and management’s ability to steer us towards higher profitability segments, while maintaining credit quality and controlling costs.

     At the end of February, 2006, our rating by Standard & Poor’s for long-term foreign-currency was improved from BB- to BB.

Sources of Funding

Capital

     The following table sets forth our capital composition at December 31, 2003, 2004 and 2005:

	As of December 31,
	Consolidated

	2003	2004	2005

	(in millions of R$)
Shareholder’s Equity (Tier 1)	R$ 6,754	R$ 8,572	R$ 9,534
Subordinated Debt (Tier 2)	1,468	1,898	2,964
Minority Interest	938	842	855

Shareholders’ Equity

     Shareholders’ equity increased to R$8,572 million as of December 31, 2004, from R$6,754 million as of December 31, 2003. The increase primarily reflected R$2,063 million in net income earned in 2004, partially offset by the provision of R$527 million of dividends/interest on shareholders’ equity.

     Shareholders’ equity increased to R$9,534 million as of December 31, 2005, from R$8,572 million as of December 31, 2004. The increase primarily reflected R$1,650 million in net income earned in 2005, partially offset by the provision of R$726 million of dividends/interest on shareholders’ equity.

Subordinated Debt Issuances

     In 2004, our Tier 2 subordinated debt increased R$430 million in 2004 as compared to 2003, primarily due to our issuance of subordinated debt in December 2004, partially offset by the appreciation of the Real.

     In December 2004, we issued US$150 million in subordinated notes with a 5-year term. Interest on the notes is payable semi-annually at a rate of 6-month LIBOR plus 2.0% per annum. BNL is the creditor and the issuance is part of a credit line negotiated with BNL at the time of the acquisition of BNL’s Brazilian subsidiary.

     Our Tier 2 subordinated debt increased R$1,066 million in 2005 as compared to 2004, primarily due to the issuance of our perpetual bonds. This increase was partially offset by the appreciation of the Real.

     In July 2005, we issued US$500 million in perpetual bonds through our Grand Cayman branch. The perpetual bonds have no maturity date and pay a coupon of 8.7% on a quarterly basis. We can redeem these bonds upon approval of the Central Bank, on July 29, 2010, or on any interest payment date thereafter. According to accounting practices adopted in Brazil, such bonds were approved by the Central Bank to become Tier 2 capital in March 2006, and therefore are not considered for purposes of the calculation of the Basle capital adequacy ratio in 2005.

Regulatory Capital

     We are subject to risk-based capital adequacy guidelines and regulations issued by the Central Bank that are similar to the standards set forth in the Basle Accord. Under Central Bank rules, we are currently required to maintain a capital adequacy ratio of 11% of total capital to total risk-adjusted assets, as calculated in accordance with accounting practices adopted in Brazil. As of December 31, 2005, our capital adequacy ratio was 15.65% . For additional information on capital adequacy requirement see “Item 4.B. Business Overview - Regulation and Supervision”.

     We measure our capital compliance on a consolidated basis, since we believe this represents the most accurate measure of our ability to withstand losses from our direct and indirect operations.

     The following table shows our Basle capital adequacy ratio, as calculated in accordance with Accounting Practices Adopted in Brazil, as well as the minimum regulatory capital required under Brazilian law, as of December 31, 2003, 2004 and 2005. For additional information on our Basle capital adequacy ratio, see Note 31 to our consolidated financial statements.

	As of December 31,
	Consolidated

	Partial (1)			Full (2)

	2003	2004	2005	2003	2004	2005

	(in millions of R$, except percentages)

Tier 1	15.52%	13.49%	13.33%	15.58%	13.62%	13.92%
Tier 2 (3)	3.08	2.78	2.32	2.86	2.08	2.23

Total capital	18.60%	16.27%	15.65%	18.44%	15.70%	16.15%

Our regulatory capital	R$ 8,800	R$ 9,982	R$10,992	R$ 9,433	R$ 10,508	R$11,732
Minimum regulatory capital required	5,204	6,748	7,729	5,626	7,364	7,993

Excess over minimum regulatory capital
required	R$ 3,596	R$ 3,234	R$3,263	R$ 3,807	R$ 3,144	R$3,739

________________________
(1)	Partial consolidation excludes non-financial subsidiaries.
(2)	Full consolidation includes both financial and non-financial subsidiaries.
(3)
The Central Bank adjusts the balance of Tier 2 capital to calculate the Basle capital adequacy ratio. Subordinated debt that matures more than five years into the future is accounted for at 100% of face value. For every year below five years, 20% of face value is deducted from the calculation. For example, a subordinated debt with a one-year maturity is included in the calculation at 20% of face value. As of December 31, 2005, the adjusted amount of subordinated debt used for the Basle capital adequacy ratio calculation was R$1,627 million.

     Our regulatory capital increased from R$8,800 million as of December 31, 2003 to R$9,982 million as of December 31, 2004 on a partially consolidated basis (excluding non-financial subsidiaries). On a fully consolidated basis, our regulatory capital increased from R$9,433 million as of December 31, 2003 to R$10,508 million as of December 31, 2004. The minimum regulatory capital required on a partially consolidated basis increased in 2004 because our foreign currency exposure increased above 5% of our adjusted capital. According to Central Bank regulations, when foreign currency exposure exceeds 5% of adjusted capital, capital allocation is necessary. This capital allocation contributed to a 2.1% decrease in our Basle capital adequacy ratio. In addition, an increase in the volume of risk-weighted assets was mainly offset by growth in Tier 1 and Tier 2 capital. The Tier 1 increase primarily reflects net income of R$1,283 million, according to accounting practices adopted in Brazil, partially offset by the provision of R$527 million of interest on our capital. The Tier 2 increase is mainly due to our issuance of US$150 million in subordinated debt in December 2004.

     Our regulatory capital increased from R$9,982 million as of December 31, 2004 to R$10,992 million as of December 31, 2005 on a partially consolidated basis (excluding non-financial subsidiaries). On a fully consolidated basis, our regulatory capital increased from R$10,508 million as of December 31, 2004 to R$11,732 million as of December 31, 2005. The minimum regulatory capital required on a partially consolidated basis increased in 2005, as compared to 2004, mainly due to the increase of our loan portfolio, which consequently impacted our capital requirement for risk weighted assets, contributing to a decrease of 2.8% in our Basle capital adequacy ratio. Such decrease was partially offset by the growth of our Tier 1 capital due to our net income of R$1,838 million, according to accounting practices adopted in Brazil, partially offset by the provision of R$726 million of interest on shareholder’s equity during the same period.

Basle Capital Adequacy Ratio Impacts Year Ended December 31, 2004 (accounting practices adopted in Brazil)

Basle capital adequacy ratio at December 31, 2003 (1)	18.6%
Decrease in risk weighted assets	(2.1)
Change in credit swap risk	-
Change in market risk – interest rates and exchange portfolio	(2.2)
Increase in shareholders’ equity	1.5
Tier 2	0.4

Basle capital adequacy ratio at December 31, 2004	16.3%
______________________
(1)	As of December 31, 2003, no capital allocation was required for foreign currency exposure because our foreign currency exposure was less than 5.0% of adjusted capital.

Basle Capital Adequacy Ratio Impacts Year Ended December 31, 2005 (accounting practices adopted in Brazil)

Basle capital adequacy ratio at December 31, 2004	16.3%
Decrease in risk weighted assets	(2.8)
Change in credit swap risk	-
Change in market risk—interest rates and exchange portfolio	0.6
Increase in shareholders’ equity	1.6
Tier 2	(0.1)

Basle capital adequacy ratio at December 31, 2005 (1)	15.6%
______________________
(1)	Does not include the perpetual bonds issued in 2005, since they were approved as Tier 2 capital in March 2006 in accordance with accounting practices adopted in Brazil .

     The enhancement of our loan portfolio from 2003 to 2005 reflects an improved outlook for Brazilian economic growth and the gradual recovery of domestic demand. Since our current Basle capital adequacy ratio is in excess of the minimum required ratio, we can continue to increase our risk weighted assets, especially our loan portfolio.

     In addition, the Central Bank limits the amount of investments in consolidated subsidiaries not engaged in banking, leasing or securities activities and in unconsolidated companies, premises and equipment and intangible assets to 50.0% of adjusted capital on a consolidated basis. This limit is known as the fixed asset ratio. As of December 31, 2005, our total investment in such assets was 41.9% of adjusted capital on a consolidated basis, lower than the Central Bank’s limit, according to accounting practices adopted in Brazil .

Third-Party Liabilities

     The following table shows our third-party liabilities at December 31, 2003, 2004, and 2005:

	As of December 31,

	2003	% of total	2004	% of total	2005	% of total

Liabilities (in millions of R$)
Deposits from customers:
Demand deposits	R$ 2,714	4.6%	R$ 3,209	4.7%	R$ 3,787	4.8%
Time deposits	16,547	28.4	24,101	35.2	26,011	32.7
Savings deposits	6,163	10.6	6,346	9.3	6,115	7.7
Deposits from banks	276	0.5	119	0.2	23	0.0

Total deposits	25,700	44.1	33,775	49.4	35,936	45.2
Federal funds purchased and securities
sold under repurchase agreements	6,750	11.6	6,687	9.8	10,721	13.5
Import and export financings	2,505	4.3	2,048	3.0	2,932	3.7
Commercial paper	—	—	—	—	—	—
Other interbank borrowings	580	1.0	600	0.8	235	0.3
Others	28	0.0	29	—	72	0.1

Short-term borrowings	3,113	5.3	2,677	3.8	3,239	4.1
Local onlendings	5,664	9.7	5,162	7.5	6,012	7.6
Euronotes	2,591	4.4	1,157	1.7	989	1.2
Notes issued under securitization
arrangements	2,453	4.2	2,668	3.9	2,137	2.7
Subordinated debt	1,468	2.5	1,898	2.8	2,964	3.7
Mortgage indebtedness	807	1.4	331	0.5	514	0.6
Interbank onlendings	—	—	—	—	—	—
Foreign onlendings	253	0.4	254	0.4	143	0.2
Obligations under capital leases	49	0.1	79	0.1	58	0.1
Others	63	0.1	151	0.2	33	0.0

Long-term debt	13,348	22.8	11,700	17.1	12,850	16.2
Other liabilities	9,444	16.2	13,605	19.9	16,683	21.0

Total Liabilities	R$58,355	100.0%	R$68,444	100.0%	R$79,429	100.0%

Deposits

     Deposits are the most important source of funding for our banking operations, representing 45.2% of our total liabilities as of December 31, 2005. Our deposits consist primarily of Real-denominated interest-bearing time and savings deposits and Real-denominated non-interest-bearing demand deposits.

     The 31.4% increase in our total deposits from December 31, 2003 to December 31, 2004 was mostly driven by the 45.7% increase in time deposits, due to the expansion in funding from our Wholesale segment and the launch of Superpoupe, which posted a balance of R$1,625 million at December 31, 2004.

     Between December 31, 2004 and December 31, 2005, total deposits increased by 6.4%, primarily as a result of the growth of Superpoupe, a time deposit with savings deposit-like characteristics. Superpoupe posted a balance of R$3,044 million at December 31, 2005, an increase of 87.3% as compared to December 31, 2004. Such increase contributed to a 15.8% increase in our core deposits, which comprises demand deposits, savings deposits and Superpoupe, demonstrating our focus in expanding our sources of low-cost funding.

Federal Funds Purchased and Securities Sold Under Repurchase Agreements

     Our open market operations decreased by 0.9% between December 31, 2003 and December 31, 2004. These operations increased by 60.3% between December 31, 2004 and December 31, 2005, reaching R$10,721 million. This source of funding can present volume volatility since such funding is directly impacted by market liquidity and our participation as counterparty on such transactions.

Import and Export Financings

     Import and export financings from correspondent banks also represent an important source of funding for us. In general, these trade finance credit lines are denominated in U.S. dollars. Historically, we have funded our foreign currency trade loans with foreign currency lines from correspondent banks.

     The R$457 million decrease between December 31, 2003 and December 31, 2004 of trade finance credit lines was primarily due to the appreciation of the Real and partially due to our strategy of diversifying the funding of our trade finance operations.

     The R$884 million increase of trade finance credit lines between December 31, 2004 and December 31, 2005 was partially due to the continuous growth of Brazilian exports, which were partially offset by the appreciation of the Real in the same period. At December 31, 2005, approximately R$1,948 million, or 66.4%, of our existing trade finance credit lines were considered short-term with maturities of less than 360 days, as compared to R$1,461 million, or 71.3%, on December 31, 2004.

Other Sources of Funding

Euronotes

     We are an active participant in the capital markets, especially in the euronotes market. Our Medium Term Note (MTN) program, is a relatively inexpensive source of funding and permits the issuance of up to US$2 billion (or its equivalent in other currencies) of securities with a maturity of more than 12 months. We use the proceeds of these obligations primarily for general lending to our Brazilian clients. As of December 31, 2005, we had R$989 million of outstanding euronotes denominated in U.S. dollars and other foreign currencies under our MTN program. R$539 million of these obligations will mature in the twelve months following December 31, 2005.

     The 55.3% decrease in the balance of outstanding Euronotes between December 31, 2003 and December 31, 2004 was primarily due to the maturity of notes in the amounts of US$375 million and €75 million and the appreciation of the Real, partially offset by the issuance of notes under our MTN program in February and December of 2004.

     The R$168 million decrease in the balance of outstanding Euronotes between December 31, 2004 and December 31, 2005 was due to the appreciation of the Real and the maturity of previous note issuances amounting to US$225 million, partially offset by the issuance of R$325 million of inflation-indexed and Real denominated notes under our MTN program in February 2005.

     As of December 31, 2005, the following notes issued under our MTN program were outstanding:

Month of issue	Average interest rate	Notes due on	Aggregate principal amount

December 2004	17.90%	June 2006	US$75 million
February 2005	8.70%	February 2010	R$325 million

 Notes Issued Under Securitization Arrangements

     As of December 31, 2005, the following notes issued under Securitization Arrangements were outstanding:

Amount as of
Issue Date	Aggregate Principal Amount	December 31, 2005	Maturity date

May 2002	US$400 million	US$296 million	April 2009
June 2003	US$105 million	US$79 million	July 2009
November 2003	US$227 million	US$227 million	October 2013
May 2004	US$200 million	US$200 million	April 2011
September 2004	US$100 million	US$100 million	July 2011

     We securitize U.S. dollar payment orders that we receive and process through our correspondent banks. We generally refer to these payment orders as Swift MT-100 payments. UBB Diversified Payment Rights Finance Company, an exempted special purpose company established under the laws of the Cayman Islands, acquires these payment orders and uses them as an underlying asset for the issuance of notes in the international capital markets. Proceeds from the sale of notes are remitted to our subsidiary, Unibanco Cayman, as payment for the sale of the U.S. payment orders. The notes issued under securitization of U.S. dollar payment orders represent an additional source of funding for us.

     As of December 31, 2004, we had R$2,668 million in outstanding liabilities in connection with notes that we have issued under securitization arrangements, an increase of 8.8% as compared to 2003. In 2004, the impact of the appreciation of the Real was offset by the new securitization transactions that we had entered into in May and September of 2004, in the amount of US$200 million and US$100 million.

     As of December 31, 2005, we had R$2,137 million in outstanding liabilities in connection with notes we have issued under securitization arrangements, a decrease of 19.9% as compared to December 31, 2004. The main reason for this decline was the appreciation of the Real in 2005.

DPRs Program

     In September 2005, we completed a US$200 million liquidity facility transaction. This facility allows us to draw, at any time during a 24-month period beginning in September 2005, a minimum aggregate amount of US$100 million and a maximum amount of US$200 million. We would have a seven-year term for the repayment of any funds withdrawn under this facility, with a two-year grace period for interest payments and a five-year grace period for principal payments. As of December 31, 2005, we had not drawn any amounts under this facility.

Mortgage-Backed Notes

     We issue notes collateralized by real estate loans. As of December 31, 2004, we had R$331 million in outstanding mortgage notes as compared to R$807 million of outstanding mortgage notes as of December 31, 2003. This decrease was primarily due to our use of other sources of funding. As of December 31, 2004, R$328 million in outstanding mortgage notes will mature in the twelve-month period starting in December 31, 2004.

     As of December 31, 2005, we had R$514 million in outstanding mortgage notes as compared to R$331 million of outstanding mortgage notes on December 31, 2004. This increase was primarily a result of our greater use of this type of funding during 2005. As of December 31, 2005, R$510 million in outstanding mortgage notes will mature in the twelve-month period starting in December 31, 2004.

Local and Foreign Onlendings

     Local and foreign onlendings consists primarily of Real-denominated funds borrowed from the National Economic and Social Development Bank (BNDES), and the National Industrial Financing Authority (FINAME) for loans extended to Brazilian clients for investments mainly in fixed assets, such as premises and equipment.

     Local and foreign onlendings decreased 8.5%, from R$5,917 million on December 31, 2003, to R$5,416 million on December 31, 2004, as a result of contracts that were not extended or renewed.

     On December 31, 2005, we had R$6,155 million in local and foreign onlendings outstanding. Approximately R$1,937 million of these onlendings will mature in the twelve-months period starting in December 31, 2005. The 13.6% increase in local and foreign onlendings obligations from R$5,416 million on December 31, 2004 was mainly due to an increase in the demand for fixed-asset financing, driven by the growth of the Brazilian economy.

Uses of Funding

     The following table shows our assets at December 31, 2003, 2004 and 2005:

	As of December 31,

	2003	% of total	2004	% of total	2005	% of total

	(in millions of R$, except percentages)
Assets
Cash and cash due from banks	R$ 812	1.2%	R$ 1,575	2.0%	R$ 1,158	1.3%
Interest-bearing deposits in other banks	2,211	3.4	2,652	3.4	1,756	2.0
Federal funds sold and securities
purchased under resale agreements	8,874	13.4	11,472	14.7	1,541	1.7

Cash and cash equivalents	11,897	18.0	15,699	20.1	4,455	5.0
Interest-bearing deposits in other banks	675	1.0	927	1.2	3,351	3.7
Federal funds sold and securities purchased
under resale agreements	—	—	207	0.3	8,473	9.4
Central Bank compulsory deposits	4,116	6.2	4,808	6.2	5,150	5.7
Trading assets, at fair value	5,867	8.9	7,442	9.6	11,623	12.9
Securities available for sale, at fair value	3,024	4.6	2,595	3.3	5,471	6.1
Securities held to maturity, at cost	5,775	8.7	4,838	6.2	2,486	2.8
Loans	26,039	39.5	31,377	40.3	39,237	43.7
Allowance for loan losses	(1,317)	(2.0)	(1,560)	(2.0)	(2,107)	(2.3)

Net loans	24,722	37.5	29,817	38.3	37,130	41.3
Investments in unconsolidated companies	616	0.9	536	0.7	623	0.7
Premises and equipment, net	1,456	2.2	1,404	1.8	1,422	1.6
Goodwill	1,067	1.6	1,224	1.6	1,233	1.4
Intangibles, net	181	0.3	406	0.5	387	0.4
Other assets	6,651	10.1	7,955	10.2	8,014	8.9

Total Assets	R$ 66,047	100.0%	R$ 77,858	100.0%	R$ 89,818	100.0%

     In accordance with our asset and liability management policy, most of our investments are in loans and securities portfolios, as well as cash and cash equivalents. At December 31, 2005, our loan portfolio represented 43.7%, our securities portfolio 21.8% and cash and cash equivalents 5.0% of our total assets, as compared to 40.3%, 19.1% and 20.1%, respectively, at December 31, 2004, and 39.5%, 22.2% and 18.0%, respectively, at December 31, 2003. In addition to cash and cash equivalents, we believe that our securities portfolio, which consists principally of Brazilian government securities, is also a contingent source of liquidity because these securities can be readily converted into cash.

Loans

     Loans are one of our main sources of revenue, and represent 43.7% of our total assets as of December 31, 2005, an increase from 40.3% on December 31, 2004 and 39.5% on December 31, 2003.

     The following table sets forth our loans, by segment, for 2003, 2004 and 2005:

	For the Year ended December 31,

	2003	2004	2005

	(in millions of R$)
Retail	R$ 9,963	R$ 15,653	R$ 20,581
Wholesale	15,443	15,027	17,370
Wealth Management	275	327	462
Insurance	358	370	824

Total	R$ 26,039	R$ 31,377	R$ 39,237

     In 2004, our total loans increased 20.5%, or R$5,338 million, as compared to 2003, primarily due to the growth of 57.1%, or R$5,690 million, in the Retail segment. Growth in the Retail segment was especially strong in loans to individuals and small and medium enterprises, and as further enhanced by acquisitions such as Hipercard. In the Wholesale business, our loans portfolio decreased 2.7%, or R$416 million, primarily due to the effect of the appreciation of the Real on our loans denominated in or indexed to foreign currencies.

     In 2005, we continued our commitment to expand our loan portfolio in segments that provide higher margins, especially to individuals and small and medium enterprises. Our total loans increased 25.1%, or R$7,860 million, in 2005 as compared to 2004, enhanced by the growth in Retail segment loans of 31.5%, or R$4,928 million. Our Retail segment experienced significant growth in the loan portfolios for Unicard, Fininvest and Hipercard, as well as robust growth in loans offered through our branch network. In the Wholesale segment, our loans portfolio increased 15.6%, or R$2,343 million, mainly due to improved economic conditions. This increase was partially offset by the appreciation of the Real, which affected our portfolio of loans indexed to or denominated in foreign currencies.

Capital Expenditures

     The following table sets forth our capital expenditures in 2003, 2004 and 2005:

	For the Year Ended December 31,

	2003	2004	2005

	(in millions of R$)

Land and buildings	R$ 29	R$ 68	R$ 105
Furniture and equipment	25	38	38
Leasehold improvements	65	66	63
Data processing	24	69	56
Software developed or obtained for internal use	119	90	113
Other	22	22	20

Total	R$ 284	R$ 353	R$ 395

     In 2004, our capital expenditures were focused on the upgrading and unification of operational and support platforms, the expansion of points of sale and the incorporation of acquired companies such as BNL, Hipercard and Phenix. Land and building expenditures increased primarily as a result of the incorporation of BNL and the construction of our new branches, as well as the remodeling of our existing branches to implement the modification of our brand and our logo. Data processing expenses increased R$45 million primarily due to the incorporation of Hipercard and BNL, and as a result of leasing contracts that we entered into with IBM to provide necessary infrastructure to our new branches.

     In 2005, our capital expenditures increased by R$42 million as compared to 2004. This was largely a result of the expansion of operations at Fininvest and Hipercard, whereby we increased points of sale and added new stores and locations, and the continued remodeling of our branch network. Consequently, in 2005, we increased our capital expenditures for land and buildings by R$37 million.

     During the period from 2003 to 2005, our capital expenditures consisted primarily of tools designed to increase the efficiency of our operations, the services offered to our customers and our productivity.

     We expect that capital expenditures in 2006 will not exceed our historical levels.

Changes in Cash Flows

     The following table shows the principal variations in our cash flows during each of the three years indicated:

	For the Year Ended December 31,

	2003	2004	2005

	(in millions of R$)

Net cash provided by operating activities	R$ 3,327	R$ 1,383	R$ 2,989
Net cash provided by (used in) investing activities	1,575	(1,713)	(20,650)
Net cash provided by (used in) financing activities	(9,457)	4,132	6,417

Net increase (decrease) in cash and cash equivalents	R$ (4,555)	R$ 3,802	R$ (11,244)

2003

Net cash provided by operating activities

     During 2003, our operating activities provided R$3,327 million in net cash, and consisted mainly of:

  R$2,285 million provided by our net income adjusted by non-cash items; and
  R$2,344 million provided by an increase in other liabilities.

Net cash provided by investing activities

      During 2003, net cash provided by investing activities was R$1,575 million, consisting mainly of:

  R$6,546 million provided by proceeds from securities available for sale, offset by R$2,642 million in purchase of securities available for sale; and
  R$1,859 million increase in loans, due to our organic growth.

Net cash used in financing activities

     During 2003, net cash used in financing activities was R$9,457 million, consisting mainly of:

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

2004

Net cash provided by operating activities

     During 2004, our operating activities provided R$1,383 million in net cash, and consisted mainly of:

  R$2,379 million provided by our net income adjusted by non-cash items; and
  R$2,742 million provided by an increase in other liabilities, offset by an increase of R$2,591 million in other assets.

Net cash used in investing activities

     During 2004, net cash used in investing activities was R$1,713 million, consisting mainly of:

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

Net cash provided by financing activities

     During 2004, net cash provided by financing activities was R$4,132 million, consisting mainly of: R$7,538 million increase in deposits, mainly time deposits, including Superpoupe, due to the initiatives of the bank towards improving its funding mix during 2004; and

  R$7,538 million increase in deposits, mainly time deposits, including Superpoupe, due to the initiatives of the bank towards improving its funding mix during 2004; and
  R$1,916 million decrease in borrowing under long-term debt arrangements net of repayments, mainly due to R$1,434 million decrease in euronotes, R$502 million decrease in local onlendings, offset by R$215 million increase from the issuance of notes issued under securitization arrangements and R$430 million increase from new issuances of subordinated debts.

2005

Net cash provided by operating activities

     During 2005, our operating activities provided R$2,989 million in net cash, and consisted of:

  R$5,069 million provided by our net income adjusted by non-cash items; and
  R$2,845 million provided by an increase in other liabilities, offset by an increase of R$1,609 million in other assets and an increase of R$3,316 million in trading assets.

Net cash used in investing activities

     During 2005, net cash used in investing activities was R$20,650 million, consisting mainly of:

  R$5,669 million used in purchase of securities available for sale, offset by R$3,244 million proceeds from sale of securities available for sale;
  R$8,695 million increase in federal funds sold and securities purchased under resale agreements; and
  R$8,591 million increase in loans, due to our organic growth.

Net cash provided by financing activities

     During 2005, net cash provided by financing activities was R$6,417 million, consisting mainly of:

  R$3,846 million increase in federal funds purchased and securities sold under repurchase agreements;
  R$1,585 million increase in deposits; and
  R$1,240 million increase in borrowing under long-term debt arrangements net of repayments, mainly due to R$850 million increase in local onlendings, R$1,066 million increase from a new issuance of subordinated debt offset by R$168 million decrease in euronotes and R$531 million decrease in notes issued under securitization arrangements

Interest Rate Sensitivity

     Managing interest rate sensitivity is a key component of our asset and liability management policy. Interest rate sensitivity is the result of maturity or repricing characteristics of interest-earning assets and interest-bearing liabilities due to market interest rates. For any given period, the interest rate sensitivity is offset when an equal amount of these assets or liabilities matures or reprices on that date. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position. This relationship is as of one particular date only, and significant swings can occur daily as a result of both market forces and management decisions.

    Our interest rate sensitivity strategy takes into account:

  the balance between expected rates of return and risk;
  the overall exposure to interest rate risk; and
  the liquidity and capital requirements.

     Our management monitors maturity mismatches in our positions on a daily basis and manages them within established limits, changing positions promptly as market outlooks change.

     The following table shows the repricing periods of our interest-earning assets and interest-bearing liabilities as of December 31, 2005. The information at that date may not reflect interest rate gap positions at other times and may not represent the future impact on our results. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

	As of December 31, 2005

	Up to 30	31-90	91-180	181-360	1-3	3-5	Over
	days	days	days	days	years	years	5 years	Total

Deposits in other banks	R$ 2,531	R$ 392	R$ 410	R$ 657	R$ 1,117	R$ -	R$ -	R$ 5,107
Federal funds sold and securities
purchased under resale
agreements	3,163	3,893	24	2,934	-	-	-	10,014
Central bank compulsory deposits	4,034	-	1	28	-	-	-	4,063
Trading	11,623	-	-	-	-	-	-	11,623
Securities available for sale	196	167	390	415	855	914	2,534	5,471
Securities held to maturity	176	27	60	617	659	334	613	2,486
Loans	8,171	7,577	4,817	5,463	7,904	2,200	1,411	37,543
Other	9	-	-	-	43	-	-	52

Total interest-earning assets	R$ 29,903	R$ 12,056	R$ 5,702	R$ 10,114	R$ 10,578	R$ 3,448	R$ 4,558	R$ 76,359

	As of December 31, 2005

	Up to 30	31-90	91-180	181-360	1-3	3-5	Over
	days	days	days	days	years	years	5 years	Total

Deposits from banks	R$ 23	R$ -	R$ -	R$ -	R$ -	R$ -	R$ -	R$ 23
Savings deposits	6,115	-	-	-	-	-	-	6,115
Time deposits	1,113	2,721	3,499	3,555	10,082	5,017	24	26,011
Federal funds purchased and
securities sold under repurchase
agreements	5,494	888	1,158	1,580	1,588	13	-	10,721
Short-term borrowings	579	353	953	531	768	38	17	3,239
Long-term debt	448	481	845	1,698	3,839	2,242	3,297	12,850

Total interest-bearing liabilities	R$ 13,772	R$ 4,443	R$ 6,455	R$ 7,364	R$ 16,277	R$ 7,310	R$ 3,338	R$ 58,959

Asset/liability gap	16,131	7,613	(753)	2,750	(5,699)	(3,862)	1,220	17,400
Cumulative gap	16,131	23,744	22,991	25,741	20,042	16,180	17,400	17,400
Ratio of cumulative gap to
cumulative total interest-earning
assets	21.1%	31.1%	30.1%	33.7%	26.2%	21.2%	22.8%

Exchange Rate Sensitivity

     Most of our operations are denominated in Reais. However, at any given time, we usually have assets, liabilities and derivatives denominated in foreign currencies, principally the U.S. dollar. We enter into derivatives contracts, including swaps, futures and options, to manage our overall exposure, as well as to assist our customers with managing their exposure. Central Bank regulations limit our maximum foreign currency exposure to 30% of our regulatory capital. As of December 31, 2005, our net foreign currency exposure was 7.2% of our regulatory capital, according to Central Bank regulations. For additional information see “Item 5. Operating and Financial Review and Prospects - Macroeconomic Factors Affecting Our Financial Condition and Results of Operations - Effects of Government Regulation on Our Financial Conditions and Results of Operations - Capital Adequacy”.

     As of December 31, 2005, the composition of our assets, liabilities, shareholders’ equity and derivative financial instruments by currency and term was as shown below. The information below may not reflect our net exposure as of such date under the Central Bank’s guidelines, primarily because operations that mature during the following business day are not subject to changes in foreign currency as they are settled with an exchange rate from the previous day. In addition, the information at that date may not reflect the net exposure at other times and may not represent the future impact on our results

	As of December 31, 2005

		Foreign
	R$	Currency	Total	Percentage

	(in millions of R$, except percentages)
Assets
Cash and due from banks	R$ 854	R$ 304	R$ 1,158	1.3%
Loans, securities and other assets	70,170	15,236	85,406	95.1
Less than one year	55,711	9,899	65,610	73.0
From one to three years	8,611	1,967	10,578	11.8
More than three years	5,848	3,370	9,218	10.3
Premises and equipment, net	1,422	-	1,422	1.6
Investments in unconsolidated companies	623	-	623	0.7
Goodwill and other intangibles, net	1,622	-	1,622	1.8
Nonperforming loans	1,693	1	1,694	1.9
Allowance for loan losses	(1,977)	(130)	(2,107)	(2.3)

Total	R$ 74,407	R$ 15,411	R$ 89,818	100.0%

Percentage of total assets	82.8%	17.2%	100.0%

Liabilities and Shareholders’ Equity
Non-interest bearing deposits	R$ 3,289	498	3,787	4.2%
Deposits, borrowings and other liabilities	62,407	14,090	76,497	85.2
Less than one year	41,261	8,311	49,572	55.2
From one to three years	14,153	2,161	16,314	18.2
More than three years	6,993	3,618	10,611	11.8
Shareholders’ equity	9,534	-	9,534	10.6

Total	R$ 75,230	R$ 14,588	R$ 89,818	100.0%

Percentage of total liabilities and shareholders’ equity	83.8%	16.2%	100.0%
Derivative financial instruments	R$ 2,316	R$ (3,035)	(719)
Net exposure		R$ (2,212)

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES ETC.

     We do not have any significant policies or projects relating to research and development, and we own no patents or licenses.

5.D. TREND INFORMATION

     The primary factor that affects our financial status and results of operations is the state of the Brazilian economy. We expect the Brazilian economy will continue to grow during the second half of 2006. The basic conditions for Brazilian economic growth were evident during the first six months of 2006: falling interest rates, a recovery of household income levels, controlled inflation and a significant trade surplus. A strange economy in Brazil is an indicator of increased economic activity and, therefore, increased demand for financial services and insurance and pension products, contributing to a higher rate of savings and credit expansion.

     Our business strategy is aimed at reaching all income segments of the Brazilian market. We expect that if the Brazilian economy continues to strengthen, our consumer credit and lending operations to small and medium business will be positively impacted.

     During 2006, we expect to continue implementing the following initiatives:

  Increase the operational efficiency in all our businesses through strict cost control and improvements in internal processes;
  Promote cross-selling within our business, to explore the potential provided by our wide base of clients;
  Expand our new client relationship model, including the full roll-out of the remodeling of our branches; and
  Focus on growth in high margin segments, such as individuals and small and medium enterprises, with the appropriate attention to credit losses.

     We believe that our solid foundation, positioning, in the market, well-defined objectives and team work, will contribute to improve our operations and to increase our efficiency and profitability, ultimately increasing the return to our shareholders in 2006 and beyond.

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

     The following table presents the notional amount and the fair value at December 31, 2005 of derivative positions held for trading and hedging purposes. For additional information, see Note 28 to our consolidated financial statements.

		Fair
	Notional	value, net (1)

	(in millions of R$)

Interest rates:
Swap contracts - Non-hedge	R$ 7,705	R$ 2,337
Future contracts – purchased position:
Hedge	10,598	10,598
Non-hedge	8,060	8,060
Future contracts – sold position:
Hedge	(720)	(720)
Non-hedge	(17,483)	(17,483)
Forward contracts - Non-hedge	(359)	(1,323)
Foreign currency:
Swap contracts - Non-hedge	2,516	(2,113)
Future contracts – purchased position - Non-hedge	365	365
Future contracts – sold position - Non-hedge	(3,079)	(3,079)
Forward contracts - Non-hedge	2,094	1,724
Option contracts – purchase option - Non-hedge	21,055	339
Option contracts – sale option - Non-hedge	20,944	(271)
Exchange coupon:
Future contracts – purchased position - Non-hedge	1,191	1,191
Future contracts – sold position - Non-hedge	(345)	(345)
_____________________
(1) Includes both long and short positions, net.

     Non-Hedging Transactions

     Interest rate and currency swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The original maturity on these contracts at December 31, 2005 ranges from three days to six years. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions, due to movements in interest rates and the exchange rate of currencies.

     Interest rate and currency futures and forwards contracts are contracts for the delayed delivery of an instrument at a specified price or yield. The notional amounts represent the face value of the underlying instrument for which daily cash settlements of the price movements are made for the future contracts. Maturities of these contracts at December 31, 2005 range from one day to nine years. The credit risk associated with future and forwards contracts is minimized due to daily or monthly cash settlements and by entering into transactions with a select number of high-quality institutions.

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

     Hedging Transactions

      Cash flow hedges: At December 31, 2005 there were future operations with notional amounts at fair value of R$11,318 million. The amount of R$10,598 million was classified as hedge of the variability in forecasted cash flows associated with the Brazilian benchmark inter bank interest rate (CDI) relating to certain time deposits. Also, we have recorded R$ 451 million as hedge of the variability of debentures indexed in CDI and R$268 million as hedge of variability of loans indexed in CDI.

     The carrying value, represented by fair value, of all derivatives described above are included in trading account assets and in other liabilities – derivatives liability as summarized in Notes 6 and 17 to our consolidated financial statements, when applicable.

Financial Guarantees

     As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers, which are summarized below:

	Contractual amounts

	As of December 31

	(in millions of R$)
			Less than	1 to 3	3 to 5	After 5	No stated
	2004	2005	one year	years	years	years	maturity

Co-obligation for credit
assignment	R$ 2	R$ 34	R$ 3	R$ 7	R$ 20	R$ 4	R$ -
Guarantees	4,197	7,155	2,935	2,613	548	893	166
Standby letters of credit and other
letters of credit	168	125	125	-	-	-	-

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

    At December 31, 2004 and 2005, the carrying value of financial guarantees is recorded in “Other liabilities” in the amount of R$42 million and R$34 million, including the provision for probable losses in the amount of R$25 million and R$23 million, respectively.

     Additionally, at December 31, 2004 and 2005 we have contractual amounts of R$16,711 million and R$22,381 million, respectively, of unfunded commitments to extend credit for a specified time period to lend to customers who have complied with predetermined contractual conditions. These contracts have maturities of less than one year and can be renewed.

     For a detailed discussion of the impact of off-balance sheet arrangements see Notes 28 and 29 to our consolidated financial statements.

5.F TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

    Our contractual obligations as of December 31, 2005 are summarized as follows:

		Payments due by period

		Less
		than one	1 to 3	3 to 5	More than
Contractual obligations	Total	year	years	years	5 years

	(in millions of R$)

Time deposits	R$ 26,011	R$10,888	R$10,082	R$5,017	R$ 24
Euronotes	989	539	64	352	34
Foreign onlending	143	36	68	37	2
Local onlendings	6,012	1,937	2,731	913	431
Mortgage indebtedness (1)	514	510	4	-	-
Notes issued under securitization
arrangements	2,137	299	941	582	315
Subordinated debt	2,964	97	-	351	2,516
Other long-term obligations (2)	91	53	31	7	-
Total debt obligations	R$38,861	R$14,359	R$13,921	R$7,259	R$3,322
_____________________
(1)	Notes issued in the Brazilian Market, entirely collateralized by real estate loans.
(2)	Includes R$58 million of obligations under capital leases and R$2 million of accounts payable for the purchase of assets.

     For additional information related to contractual obligation see Note 16 to our consolidated financial statements.

Other commitments

     We lease many properties under standard real estate leases that can be canceled at our option and include renewal options and escalation clauses for adjusting rentals to reflect changes in price indices. During 2004, we sold many properties used as branches and, subsequently, we rented them for the purpose of continuing our operations. Expenses of real estate leases were R$225 million in 2005.

     Future liabilities for the payment of leases related to financing through 2008 are as follows:

Real estate leases
commitments

(in millions of R$)

2006	R$ 4
2007	2
2008	1

Total	7

Selected Statistical Information

     The folowing information is included for analytical purposes and should be read in connection with our U.S. GAAP Financial Statements.

           Average Consolidated Balance Sheet and Interest Rate Data.

          The table below presents the average consolidated balances for our interest-bearing assets and interest liabilities, the related interest income and expense amounts and the average yields and rates for each period. The average balances were calculated from the month end principal balances together with the related accrued interest balances (see Note 2(b) to our consolidated financial statements).

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

	As of December 31,

		2003			2004			2005

	Average		Average	Average		Average	Average		Average
	balance	Interest	yield/rate	balance	Interest	yield/rate	balance	Interest	yield/rate

	(in millions of R$, except percentages)
Interest-bearing assets:
Interest-bearing deposits in other
banks	R$ 2,678	R$ 166	6.2%	R$ 3,780	R$ 249	6.6%	R$ 3,879	R$ 436	11.2%
Federal funds sold and securities
purchased under resale agreements.	7,953	1,554	19.5	10,518	1,538	14.6	10,549	2,069	19.6
Central Bank compulsory deposits	3,063	512	16.7	3,378	404	12.0	3,826	569	14.9
Trading assets	5,690	886	15.6	7,643	1,385	18.1	8,658	1,176	13.6
Securities available for sale (1)	4,900	588	12.0	3,121	588	18.8	3,511	1,128	32.1
Securities held to maturity	5,532	(499)	(9.0)	5,742	449	7.8	3,267	386	11.8
Loans	23,749	6,138	25.8	27,080	6,495	24.0	33,310	9,343	28.0
Other interest-earning assets	65	10	15.4	45	6	13.3	49	4	8.2

Total interest-earning assets	53,630	9,355	17.4	61,307	R$ 11,114	18.1	67,049	15,111	22.5

Non-interest-earning assets:
Cash and due from banks	766			1,188			1,458
Central Bank compulsory deposits	803			896			1,162
Nonperforming loans	1,132			1,122			1,382
Allowance for loan losses	(1,301)			(1,298)			(1,753)
Investments in unconsolidated
companies	603			712			626
Premises and equipment	1,480			1,507			1,390
Goodwill and other intangibles	1,296			1,456			1,632
Other assets	6,170			7,493			7,682

Total non-interest-earning assets.	10,949			13,076			13,579

Total assets	R$64,579	R$ 9,355	14.5%	R$ 74,383	R$ 11,114	14.9%	R$ 80,628	R$ 15,111	18.7%

Interest-bearing liabilities:
Time deposits:
Domestic	R$15,988	R$ 3,367	21.1%	R$18,838	R$ 2,814	14.9%	R$24,502	R$ 4,177	17.0%
International	764	18	2.4	1,230	29	2.4	856	43	5.0

Total	16,752	3,385	20.2	20,068	2,843	14.2	25,358	4,220	16.6

Savings deposits:
Domestic	5,442	509	9.4	5,684	380	6.7	5,658	415	7.3
International	293	7	2.4	484	3	0.6	472	1	0.2

Total	5,735	516	9.0	6,168	383	6.2	6,130	416	6.8

Deposits from banks:
Domestic	101	31	30.7	143	34	23.8	72	14	19.4
International	49	3	6.1	88	-	-	43	5	11.6

Total	150	34	22.7	231	34	14.7	115	19	16.5

Federal funds purchased and
securities sold under repurchase
agreements	6,426	1,142	17.8	8,874	1,167	13.2	7,194	1,037	14.4

Short-term borrowings:
Domestic	40	9	22.5	66	1	1.5	17	3	17.6
International	4,513	(453)	(10.0)	3,353	(37)	(1.1)	2,669	(119)	(4.5)

Total	4,553	(444)	(9.8)	3,419	(36)	(1.1)	2,686	(116)	(4.3)

Long-term debt:
Domestic	6,392	711	11.1	6,328	696	11.0	6,138	418	6.8
International	5,675	(1,013)	(17.9)	6,256	253	4.0	5,597	551	9.8

Total	12,067	(302)	(2.5)	12,584	949	7.5	11,735	969	8.3

Total interest-bearing liabilities	45,683	4,331	9.5	51,344	5,340	10.4	53,218	6,545	12.3

Non interest-bearing liabilities
Demand deposits:
Domestic	1,848			2,296			2,982
International	668			657			504

Total	2,516			2,953			3,486

Other non-interest-bearing
liabilities	9,886	-		12,426	-		14,901	-

Total non-interest bearing
liabilities	12,402	-		15,379	-		18,387	-

Total liabilities	58,085	4,331	7.5%	66,723	5,340	8.0%	71,605	6,545	9.1%

Shareholders’ equity	6,494	-		7,660	-		9,023	-

Total liabilities and
shareholders’ equity	R$ 64,579	4,331		R$74,383	5,340		R$80,628	6,545

_____________________
(1) The average balance for securities classified as available for sale do not include the effect of changes in fair value.

Changes in Interest Income and Expenses - Volume and Rate Analysis

The following table shows the allocation of the changes in our interest income and expense between average volume and changes in the average yields/rates for 2004 compared to 2003 and to 2005. Volume and rate variances have been calculated based on movements of average balances over the period and changes in average interest yield/rates on interest-bearing assets and interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to the change due to volume and the change due to rate on a proportional basis.

	2004/2003			2005/2004

	Increase/ (decrease)			Increase/ (decrease)
	due to changes in:			due to changes in:

			Net			Net
	Volume	Yield/rate	change	Volume	Yield/rate	change

	(in millions of R$)
Interest-bearing assets:
Interest-bearing deposits in other
banks	R$ 72	R$ 11	R$ 83	R$ 7	R$ 180	R$ 187
Federal funds sold and securities
purchased under resale
agreements	430	(446)	(16)	5	526	531
Central Bank compulsory deposits	49	(157)	(108)	58	107	165
Trading assets	338	161	499	168	(377)	(209)
Securities available for sale	(261)	261	-	81	459	540
Securities held to maturity	(18)	966	948	(239)	176	(63)
Loans	820	(463)	357	1,640	1,208	2,848
Other interest-earning assets	(3)	(1)	(4)	-	(2)	(2)

Total interest-earning assets	R$ 1, 369	R$ 390	R$ 1,759	R$ 1,111	R$ 2,886	R$ 3,997

Interest-bearing liabilities:

Time deposits:
Domestic	R$ 534	R$(1,087)	R$ (553)	R$ 927	R$ 436	R$ 1,363
International	11	-	11	(11)	25	14

Total	544	(1,086)	(542)	828	549	1,377

Savings deposits:
Domestic	22	(151)	(129)	(2)	37	35
International	3	(7)	(4)	-	(2)	(2)

Total	26	(159)	(133)	(2)	35	33

Deposits from banks:
Domestic	11	(8)	3	(12)	(8)	(20)
International	1	(4)	(3)	-	5	5

Total	12	(12)	-	(19)	4	(15)

Federal funds purchased and
securities sold under repurchase
agreements	368	(343)	25	(235)	104	(131)
Short-term borrowings:
Domestic	4	(12)	(8)	(1)	3	2
International	93	323	416	6	(88)	(82)

Total	96	312	408	9	(89)	(80)

Long-term debt:
Domestic	(7)	(8)	(15)	(22)	(256)	(278)
International	(94)	1,360	1,266	(29)	327	298

Total	(100)	1,351	1,251	(67)	87	20

Total interest-bearing liabilities	R$ 858	R$ 151	R$ 1,009	R$ 201	R$ 1,003	R$ 1,204

     Net Interest Margin and Spread

     The following table shows our average interest-earning assets, average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread for 2003, 2004 and 2005.

	For the Year Ended December 31,

	2003	2004	2005

	(in millions of R$, except percentages)

Total average interest-earning assets	R$ 53,630	R$ 61,307	R$ 67,049
Total average interest-bearing liabilities	45,683	51,344	53,218
Net interest income (1)	R$ 5,024	R$ 5,774	R$ 8,566
Average yield on average interest-earning assets	17.4%	18.1%	22.5%
Average rate on average interest-bearing liabilities	9.5	10.4	12.3
Net interest spread (2)	7.9	7.7	10.2

Net interest margin (3)	9.4%	9.4%	12.8%
_____________________
(1)	Defined as total interest income less total interest expense.
(2)	Defined as the differences between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(3)	Defined as net interest income divided by average interest-earning assets.

     Returns on Equity and Assets

          The following table shows certain of our financial data for the periods indicated:

	For the Year Ended December 31,

	2003	2004	2005

	(in millions of R$, except percentages)

Net income	R$ 873	R$ 2,063	R$ 1,650
Average total assets	64,579	74,383	80,628
Average shareholders’ equity	R$ 6,494	R$ 7,660	R$ 9,023
Net income as a percentage of average total assets	1.4%	2.8%	2.0%
Net income as a percentage of average
shareholders’ equity	13.4	26.9	18.3
Dividends payout ratio common and preferred (1)	49.2	25.4	44.0
Average shareholders’ equity as a percentage of
average total assets	10.1%	10.3%	11.2%
_____________________
(1) Defined as dividends declared per share divided by net income per share

 Securities Portfolio

              General

       The following table shows our portfolio of trading assets, securities available for sale and securities held to maturity as of December 31, 2003, 2004 and 2005. The amounts exclude our investments in unconsolidated companies (see Note 11 to our consolidated financial statements). Trading assets and securities available for sale are stated at fair value and securities held to maturity are stated at amortized cost (see Notes 2(d), 2(e), 2(f), 6, 7, 8 and 28 to our consolidated financial statements).

	As of December 31,

		% of		% of		% of
	2003	total	2004	total	2005	total

	(in millions of R$, except percentages)
Trading assets:
Federal government securities	R$ 4,190	71.4%	R$ 5,985	80.4%	R$ 9,465	81.5%
Brazilian sovereign bonds (2)	217	3.7	81	1.1	79	0.7
Securities of foreign governments	67	1.1	146	2.0	236	2.0
Corporate debt securities	240	4.1	162	2.2	396	3.4
Bank debt securities	89	1.5	22	0.3	107	0.9
Mutual funds (1)	539	9.2	477	6.4	398	3.4
Shares	47	0.9	90	1.2	97	0.8
Derivative financial instruments	478	8.1	479	6.4	845	7.3

Total	R$ 5,867	100.0%	R$ 7,442	100.0%	R$ 11,623	100.0%

Trading assets as a percentage of
total assets	8.9%	-	9.6%	-	12.9%	-
Securities available for sale:
Federal government securities	R$ 683	22.6%	R$ 497	19.2%	R$ 489	8.9%
Brazilian sovereign bonds (2)	-	-	-	-	2,374	43.4
Securities of foreign governments	29	0.9	27	1.0	-	-
Corporate debt securities	1,966	65.0	1,791	69.0	2,230	40.8
Bank debt securities	144	4.8	137	5.3	283	5.2
Shares	151	5.0	110	4.2	92	1.7
Mutual funds (1)	51	1.7	33	1.3	3	-

Total	R$ 3,024	100.0%	R$ 2,595	100.0%	R$ 5,471	100.0%

Securities available for sale as a
percentage of total assets	4.6%	-	3.3%	-	6.1	-
Securities held to maturity:
Federal government securities	R$ 4,285	74.2%	R$ 2,349	48.6%	1,091	43.9%
Brazilian sovereign bonds (2)	1,140	19.8	2,178	45.0	1240	49.8
Corporate debt securities	291	5.0	215	4.4	74	3.0
Bank debt securities	59	1.0	96	2.0	81	3.3

Total	R$ 5,775	100.0%	R$ 4,838	100.0%	R$ 2,486	100.0%

Securities held to maturity as a
percentage of total assets	8.7%	-	6.2%	-	2.8%	-
_____________________
(1)	The portfolios of mutual funds held by our insurance, annuity products and private retirement companies are represented mainly by federal government securities.
(2)	Consists primarily of Brady Bonds and Global Bonds issued by Brazilian government abroad.

At December 31, 2003, 2004 and 2005 we held no securities of a single issuer or related group of companies whose the aggregate book value and market value exceeded 10% of our shareholders’ equity, except for the R$10,515 million, R$11,090 million and R$14,738 million of investment on Federal government securities and Brazilian sovereign bonds representing 155.7%, 129.4% and 154.6% of our shareholders’ equity, respectively.

 Maturity Distribution

       The following table shows the maturity distribution and average yields as of December 31, 2005 for our trading assets, securities available for sale and securities held to maturity. Brazilian tax law does not currently provide income tax exemptions for interest earned on any investment securities. Therefore interest income has not been presented on a tax-equivalent – basis.

	As of December 31, 2005

			Due in		Due in
	Due in		between		between
	1 year or		1 and 5		5 and 10		Due after
	less		years		years		10 years		Total

		Yield		Yield		Yield		Yield		Yield
	R$	% (3)	R$	% (3)	R$	% (3)	R$	% (3)	R$	% (3)

	(in millions of R$, except percentages)
Trading assets
Federal government securities	R$ 9,465	16.8%	R$ -	-	R$ -	-%	R$ -	-	R$ 9,465	16.8%
Brazilian sovereign bonds	79	10.8	-	-	-	-	-	-	79	10.8
Securities of foreign governments	236	6.4	-	-	-	-	-	-	236	6.4
Corporate debt securities	396	15.4	-	-	-	-	-	-	396	15.4
Bank debt securities	107	5.1	-	-	-	-	-	-	107	5.1
Mutual funds (1)	398	-	-	-	-	-	-	-	398	-
Shares	97	-	-	-	-	-	-	-	97	-
Derivative financial instruments	845	-	-	-	-	-	-	-	845	-

Total (3)	R$ 11,623	16.3%	R$ -	-	R$ -	-	R$ -	-	R$11,623	16.3%

Securities available for sale: (2)
Federal government securities	R$ 295	18.0%	R$ 53	16.3%	R$ 8	5.2%	R$ 133	8.0%	R$ 489	14.7%
Brazilian sovereign bonds	158	9.9	273	11,2	750	10,0	1,193	11,7	2,374	10.9
Corporate debt securities	473	16.4	1,377	16.1	345	15.8	35	9.5	2,230	16.1
Bank debt securities	147	11.2	65	10.4	45	11.0	26	9.0	283	10.7
Shares	92	-	-	-	-	-	-	-	92	-
Mutual funds (1)	3	-	-	-	-	-	-	-	3	-

Total (3)	R$ 1,168	14.5%	R$ 1,768	14.1%	R$ 1,148	11.3%	R$ 1,387	11.3%	R$ 5,471	13.0%

Securities held to maturity:
Federal government securities	R$ 718	11.9%	R$ 59	2.4%	R$ -	-%	R$ 314	9.1%	R$ 1,091	10.7%
Brazilian sovereign bonds	140	8.9	467	4.9	334	11.0	299	-	1,240	10.7
Corporate debt securities	5	11.8	69	10.5	-	-	-	-	74	10.6
Bank debt securities	17	4.0	64	9.6	-	-	-	-	81	7.2

Total (3)	R$ 880	11.7%	R$ 659	10.0%	R$ 334	11.0%	R$ 613	9.1%	R$2,486	10.6%

(1)	Average yields are not shown as such yields are not meaningful. These securities have been excluded from the calculation of the total yield.
(2)	Fair value balances have been used to compute yield. The fair value adjustments in the amount of R$65 million (gain) are reflected as a component of shareholders’.
(3)	These yields do not include the monetary correction component of our securities.

    The following table presents our securities portfolio by currency as of December 31, 2003, 2004 and 2005.

			At amortized
	At fair value		cost

		Securities	Securities
	Trading	available	held to
	assets	for sale	maturity	Total

	(in millions of R$)
As of December 31, 2003
Brazilian currency (reais)	R$ 5,257	R$ 2,658	R$ 347	R$ 8,262
Indexed by foreign currency (1)	609	157	3,938	4,704
Denominated in foreign currency (1)	1	209	1,490	1,700

Total	R$ 5,867	R$ 3,024	R$ 5,775	R$ 14,666

As of December 31, 2004
Brazilian currency (reais)	R$ 6,871	R$ 2,489	R$ 641	R$ 10,001
Indexed by foreign currency (1)	33	-	1,707	1,740
Denominated in foreign currency (1)	538	106	2,490	3,134

Total	R$ 7,442	R$ 2,595	R$ 4,838	R$ 14,875

As of December 31, 2005
Brazilian currency (reais)	R$ 10,961	R$ 1,604	R$ 1,805	R$ 14,370
Indexed by foreign currency (1)	67	-	520	587
Denominated in foreign currency (1)	595	3,867	161	4,623

Total	R$ 11,623	R$ 5,471	R$ 2,486	R$ 19,580

_____________________
(1) Predominantly U.S. dollar

        Central Bank Compulsory Deposits

    We are required to maintain certain deposits with the Central Bank. The following shows the amounts of these deposits at December 31, 2003, 2004 and 2005.

As of December 31,

	2003		2004		2005

		% of total		% of total		% of total
		compulsory		compulsory		compulsory
	R$	deposits	R$	deposits	R$	deposits

(in millions of R$, except percentages)
Type of deposit:
Non-interest-earning	R$ 824	20.0%	R$ 1,021	21.2%	R$ 1,087	21.1%
Interest-earning	3,292	80.0	3,787	78.8	4,063	78.9

Total	R$ 4,116	100.0%	R$ 4,808	100.0%	R$ 5,150	100.0%

     At December 31, 2004 and 2005 we also had R$1,426 million and R$621 million, respectively, of federal funding government securities, linked to the Central Bank in the form of compulsory deposits, recorded as trading assets, securities available for sale and securities held to maturity.

     Loans

     The following table shows gross loans outstanding under our loan portfolio by category of the borrower’s principal business sector. Substantially all of our loans are to borrowers domiciled in Brazil and are denominated in reais. Additionally, approximately half of our loan portfolio is indexed to Brazilian base interest rates or in to U.S. dollar.

	As of December 31,

	2001	2002	2003	2004	2005

	(in millions of R$ )
Type of loan:
Commercial:
Industrial and other	R$11,783	R$12,480	R$13,122	R$15,263	R$19,049
Import financing	1,306	1,231	759	1,291	1,369
Export financing	1,968	2,714	2,510	1,804	2,076
Real estate loans, primarily residential housing loans	494	648	844	1,052	1,284
Direct lease financing	722	520	471	639	826
Individuals:
Overdraft	960	873	795	804	779
Financing	3,075	3,503	3,703	4,524	6,009
Credit card	1,777	1,516	1,862	3,676	5,031
Agricultural	825	791	812	1,050	1,120
Nonperforming loans	1,002	978	1,161	1,274	1,694
Allowance for loan losses	(1,276)	(1,389)	(1,317)	(1,560)	(2,107)

Loans, net	R$22,636	R$23,865	R$24,722	R$29,817	R$37,130

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

Nonperforming Loans

     The following table shows our nonperforming loans, together with certain asset quality ratios for the years 2001 through 2005. We consider all loans 60 days or more overdue as nonperforming and subject to review for impairment. Small-balance homogenous loans, such as overdrafts, credit card receivables, residential housing loans and consumer installment loans, are aggregated for purposes of evaluating impairment. Larger-balance loans are assessed based on the risk characteristics of each individual borrower. We do not have any material restructured loans. Charge-off normally occurs if no payment is received within 360 days.

	As of or for the Year Ended December 31,

	2001	2002	2003	2004	2005

	(in millions of R$, except percentages)

Non performing loans	R$ 1,002	R$ 978	R$ 1,161	R$ 1,274	R$ 1,694
Foreclosed assets, net of reserves	129	92	95	44	71

Total nonperforming loans and foreclosed assets	R$ 1,131	R$ 1,070	R$ 1,256	R$ 1,318	R$ 1,765

Allowance for loan losses	1,276	1,389	1,317	1,560	2,107
Total loans	R$ 23,912	R$ 25,254	R$ 26,039	R$ 31,377	R$ 39,237
Nonperforming loans as a percentage of total loans	4.2%	3.9%	4.5%	4.1%	4.3%
Nonperforming loans and foreclosed assets as a
percentage of total loans	4.7	4.2	4.8	4.2	4.5
Allowance for loan losses as a percentage
of total loans	5.3	5.5	5.1	5.0	5.4
Allowance for loan losses as a percentage
of nonperforming loans	127	142	113	122	124
Allowance for loan losses as a percentage of
nonperforming loans and foreclosed assets	113	130	105	118	119
Net charge-offs during the period as a percentage
of average loans outstanding (including
nonperforming loans)	3.6%	4.8%	3.8%	2.5%	3.8%

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

          Risks of the Loan Portfolio by Category

          Credit Risk - Lending

     For a discussion of credit risk - lending, see “Item 11 - Quantitative and Qualitative Disclosures about Market Risk - Credit”.

Indexation

          Substantially all of our loan portfolio is denominated in reais. However, a portion of the portfolio is indexed to or denominated in foreign currencies, primarily the U.S. dollar, which at December 31, 2003, 2004 and 2005 represented, 22.9%, 19.3% and 17.6%, respectively, of our total loan portfolio. Our main loan transactions denominated in or indexed to the U.S. dollar consist of onlending of eurobonds and export and import financing.

Maturity And Interest Rate Sensitivity of Loans

     The following tables show the maturity distribution of our loan portfolio by category as well as the interest rate sensitivity of the loan portfolio by maturity distribution.

	As of December 31, 2005

		Due in	Due in	Due in	Due in	Due in
	Due in	between	between	between	between	between	Due	No	Total	Allowance
	1 month	1 and 3	3 and 6	6 months	1 and 3	3 and 5	after	stated	gross	for loan
	or less	months	months	and 1year	years	years	5 years	maturity	loans	losses	Total

					(in millions of R$)
Type of loan:
Commercial:
Industrial and other	R$ 3,350	R$ 3,754	R$ 2,072	R$ 2,498	R$ 4,745	R$ 1,767	R$ 889	R$ 323	R$ 19,398	R$ (910)	R$ 18,488
Import financing	173	173	200	274	501	30	18	-	1,369	(3)	1,366
Export financing	316	567	516	387	231	29	-	32	2,078	(8)	2,070
Real estate loans	60	69	84	125	340	224	448	21	1,371	(29)	1,342
Direct lease financing	52	85	114	232	333	29	1	9	855	(45)	810
Individuals:
Overdraft	401	427	9	-	-	-	-	148	985	(99)	886
Financing	1,523	809	951	1,298	1,618	69	13	220	6,501	(536)	5,965
Credit card	1,152	1,487	568	293	3	-	-	2,054	5,557	(448)	5,109
Agricultural	27	206	303	356	133	52	42	4	1,123	(29)	1,094

Total	R$ 7,054	R$ 7,577	R$ 4,817	R$ 5,463	R$ 7,904	R$ 2,200	R$ 1,411	R$ 2,811	R$ 39,237	R$ (2,107)	R$ 37,130

     Credit card loans require minimum payment, which ranges from 15% to 20% of the outstanding balance and the remaining balances may be rolled-over at the customer’s discretion.

As of December 31, 2005

		Due in	Due in	Due in	Due in	Due in
	Due in	between	between	between	between	between	Due	No	Total
	1 month	1 and 3	3 and 6	6 months	1 and 3	3 and 5	after	stated	Gross
	or less	months	months	and 1 year	years	years	5 years	maturity	Loans

(in millions of R$)
Loans to customers by
maturity subject to:
Variable rates	R$ 1,645	R$ 2,720	R$ 1,743	R$ 2,431	R$ 4,432	R$ 1,426	R$ 1,073	R$140	R$ 15,610
Fixed rates	5,409	4,857	3,074	3,032	3,472	774	338	2,671	23,627

Total	R$ 7,054	R$ 7,577	R$ 4,817	R$ 5,463	R$ 7,904	R$ 2,200	R$ 1,411	R$ 2,811	R$ 39,237

Foreign Country Loans Outstanding

    Cross-border outstanding loans at December 31, 2005 in each foreign country account are showed in the following table:

Foreign Country	Loans, net	% of total assets

Cayman Island	R$ 1,597	1.78%
Paraguay	362	0.40
Luxembourg	55	0.06

Total	R$ 2,014	2.24%

    Additionally, our deposit base is primarily comprised of Brazilian-based customers and the amount of deposits outside of Brazil is not considered significant (less than 10% of total deposits).

Loans by Economic Activity

    The following table shows our loans by borrowers’ economic activity as of December 31, 2003, 2004 and 2005. The table does not include nonperforming loans.

	As of December 31,

	2003		2004		2005

	Loan	% of loan	Loan	% of loan	Loan	% of loan
	portfolio	portfolio	portfolio	portfolio	portfolio	portfolio

	(in millions of R$, except percentages)

Manufacturing
Electricity, gas and water	R$ 1,181	4.7%	R$ 1,657	5.5%	R$ 2,530	6.7%
Paper, pulp, paper and wood products	985	4.0	1,221	4.1	1,487	4.0
Food, beverages and tobacco	1,353	5.4	1,086	3.6	1,339	3.6
Automobile industry	1,215	4.9	994	3.3	2,100	5.6
Production of machines and equipment	613	2.5	853	2.8	892	2.4
Chemical and pharmaceutical	1,080	4.3	816	2.7	912	2.4
Basic metal industries	755	3.0	770	2.6	963	2.6
Petroleum	474	1.9	417	1.4	389	1.0
Extractive	414	1.7	379	1.3	395	1.0
Textiles, clothing and leather goods	278	1.1	367	1.2	463	1.2
Electronic and communication
equipment	115	0.5	332	1.1	95	0.3
Rubber and plastic	106	0.5	203	0.7	203	0.5
Production of metal goods	269	1.1	171	0.6	152	0.4
Electric and electronic	156	0.6	145	0.5	175	0.5
Other manufacturing industries	7	-	20	0.1	20	0.1

Subtotal	9,001	36.2	9,431	31.5	12,115	32.3

Retailers
Retail	1,523	6.1	1,873	6.2	2,172	5.8
Wholesale	1,204	4.8	1,171	3.9	1,598	4.3

Subtotal	2,727	10.9	3,044	10.1	3,770	10.1

Financial service
Financial companies	150	0.6	279	0.9	1,169	3.1
Insurance companies and private pension
funds	5	-	5	-	2	-

Subtotal	155	0.6	284	0.9	1,171	3.1

Residential construction loans	254	1.0	266	0.9	313	0.8

Other services:
Transportation	1,186	4.8	1,556	5.2	1,787	4.8
Post office and telecommunications	1,143	4.6	1,364	4.5	1,265	3.3
Construction	416	1.7	433	1.4	417	1.1
Real estate services	385	1.5	400	1.3	481	1.3
Agricultural	306	1.2	268	0.9	400	1.1
Associative activities	97	0.4	153	0.5	209	0.6
Education	106	0.4	147	0.5	129	0.3
Health and social services	122	0.5	145	0.5	160	0.4
Cultural and sport leisure activities	150	0.6	96	0.3	47	0.1
Lodging and catering services	70	0.3	92	0.3	128	0.3
Other	961	3.9	1,512	5.0	1,091	2.9

Subtotal	4,942	19.9	6,166	20.4	6,114	16.2

Agriculture, livestock, forestry and
fishing	746	3.0	899	3.0	892	2.4
Individuals:
Consumer loans	6,360	25.6	9,007	29.9	11,828	31.5
Residential mortgage loans	590	2.4	786	2.6	971	2.6
Lease financing	37	0.1	69	0.2	141	0.4
Other	66	0.3	151	0.5	228	0.6

Subtotal	7,053	28.4	10,013	33.2	13,168	35.1

Total	R$ 24,878	100.0%	R$ 30,103	100.0%	R$ 37,543	100.0%

   Classification of Loan Portfolio

    The following table shows the current classification of our loan portfolio by risk category, with AA represents minimum credit risk and H represents extremely high credit risk. At December 31, 2003, 2004 and 2005, 91.4%, 91.1% and 92.5%, respectively of our loan portfolio is classified in the categories AA to C which represent loans on full accrual status.

As of December 31, 2003

Loans						Nonperforming loans					Allowance for loan losses

			Wealth					Wealth					Wealth
Risk	Whole-		manage	Insur-		Whole-		manage	Insur-		Whole-		manage	Insur-
level	sale	Retail	ment	ance	Total	sale	Retail	ment	ance	Total	sale	Retail	ment	ance	Total

(in millions of R$)
AA	R$ 7,884	R$ 2,391	R$ 214	R$ 357	R$ 10,846	R$ -	R$ -	R$ -	R$ -	R$ -	R$ 10	R$ -	R$ -	R$ -	R$ 10
A	3,122	4,996	14	-	8,132	-	-	-	-	-	17	25	-	-	42
B	1,812	812	8	-	2,632	-	-	-	-	-	25	8	-	-	33
C	1,615	497	2	-	2,114	59	19	-	-	78	71	17	-	-	88
D	389	178	2	-	569	17	157	-	-	174	128	50	-	-	178
E	212	67	1	-	280	97	151	-	-	248	93	69	-	-	162
F	16	47	1	-	64	20	134	-	-	154	24	93	-	-	117
G	19	29	7	-	55	3	117	-	-	120	5	104	5	-	114
H	121	56	9	-	186	57	312	17	1	387	178	368	26	1	573

Total	R$15,190	R$ 9,073	R$ 258	R$ 357	R$ 24,878	R$ 253	R$ 890	R$ 17	R$ 1	R$ 1,161	R$ 551	R$ 734	R$ 31	R$ 1	R$ 1,317

As of December 31, 2004

Loans						Nonperforming loans					Allowance for loan losses

			Wealth					Wealth					Wealth
Risk	Whole-		manage	Insur-		Whole-		manage	Insur-		Whole-		manage	Insur-
level	sale	Retail	ment	ance	Total	sale	Retail	ment	ance	Total	sale	Retail	ment	ance	Total

(in millions of R$)
AA	R$ 8,216	R$ 4,118	250	R$ 368	R$ 12,952	R$ -	R$ -	R$ -	R$ -	R$ -	R$ 8	R$ -	R$ -	R$ -	R$ 8
A	3,196	8,066	10	-	11,272	-	-	-	-	-	14	42	-	-	56
B	1,394	1,211	28	-	2,633	-	-	-	-	-	13	13	-	-	26
C	724	972	4	-	1,700	2	39	-	-	41	64	34	-	-	98
D	907	143	4	-	1,054	78	178	-	-	256	282	43	-	-	325
E	186	49	1	-	236	36	172	-	-	208	82	70	-	-	152
F	2	25	-	-	27	9	149	-	-	158	15	90	-	-	105
G	135	14	2	-	151	1	122	-	-	123	126	96	2	-	224
H	20	47	11	-	78	121	348	17	2	488	141	395	28	2	566

Total	R$ 14,780	R$14,645	R$ 310	R$ 368	R$ 30,103	R$ 247	R$ 1,008	R$ 17	R$ 2	R$ 1,274	R$ 745	R$ 783	R$ 30	R$ 2	R$ 1,560

As of December 31, 2005

Loans						Nonperforming loans					Allowance for loan losses

			Wealth					Wealth					Wealth
Risk	Whole-		manage	Insur-		Whole-		manage	Insur-		Whole-		manage	Insur-
level	sale	Retail	ment	ance	Total	sale	Retail	ment	ance	Total	sale	Retail	ment	ance	Total

(in millions of R$)
AA	10,858	R$ 4, 626	R$358	R$ 820	R$ 16,662	R$ -	R$ -	R$ -	R$ -	R$ -	R$ 84	R$ 13	R$ 12	R$ 3	R$ 112
A	3,646	10,851	11	-	14,508	-	-	-	-	-	51	146	-	-	197
B	1,418	1,690	25	-	3,133	-	-	-	-	-	34	65	-	-	99
C	516	1,358	57	-	1,931	-	45	-	-	45	60	197	-	-	257
D	690	228	1	-	919	22	289	-	-	311	91	175	-	-	266
E	19	83	-	-	102	6	241	-	-	247	39	133	-	-	172
F	36	57	1	-	94	4	221	-	-	225	43	130	-	-	173
G	54	64	2	-	120	7	184	-	-	191	63	109	-	-	172
H	1	66	7	-	74	93	578	-	4	675	212	445	-	2	659

Total	R$ 17,238	R$ 19,023	R$ 462	R$ 820	R$ 37,543	R$ 132	R$ 1,558	R$ -	R$ 4	R$ 1,694	R$ 677	R$ 1,413	R$ 12	R$ 5	R$ 2,107

     Allowance for Loan Losses

     The following table shows activity in the allowance for loan losses for 2001, 2002, 2003, 2004 and 2005.

	As of or for the Year Ended December 31,

	2001	2002	2003	2004	2005

	(in millions of R$, except percentages)

Balance at beginning of period	R$ 1,005	R$ 1,276	R$ 1,389	R$ 1,317	R$ 1,560
Charge-offs:
Commercial:
Industrial and other	(316)	(293)	(366)	(236)	(340)
Import and export financing	-	(9)	(25)	-	(1)
Real estate loans	(27)	(36)	(21)	(54)	(24)
Direct lease financing	(4)	(15)	(1)	(1)	(2)
Individuals:
Overdraft	(19)	(93)	(79)	(76)	(70)
Financing	(363)	(436)	(412)	(256)	(415)
Credit card	(565)	(647)	(426)	(494)	(590)
Agricultural	(4)	-	-	-	-

Total charge-offs	R$ (1,298)	R$ (1,529)	R$ (1,330)	R$ (1,117)	R$ (1,442)

Recoveries:
Commercial:
Industrial and other	R$ 169	R$ 111	R$ 83	R$ 249	R$ 34
Export financing	4	4	10	-	-
Real estate	1	12	1	9	6
Direct lease financing	38	8	2	4	1
Individuals:
Overdraft	19	23	17	5	2
Financing	97	57	148	55	40
Credit card	139	136	116	90	36
Agricultural	2	-	-	-	-

Total recoveries	R$ 469	R$ 351	R$ 377	R$ 412	R$ 119

Net charge-offs	R$ (829)	R$(1,178)	R$ (953)	R$ (705)	R$ (1,323)
Provision for loan losses	1,100	1,291	881	948	1,870

Balance at the end of period	R$ 1,276	R$ 1,389	R$ 1,317	R$ 1,560	R$ 2,107

Ratio of net charge-offs during the period
to average loans outstanding including
nonperforming loans during the period	3.6%	4.8%	3.8%	2.5%	3.8%

The following table shows our provision for loan losses, loan charge-offs and loan recoveries for 2003, 2004 and 2005:

	For the Year Ended December 31,			% Change

	2003	2004	2005	2004/2003	2005/2004

	(in millions of R$, except percentages)

Provision for loan losses	R$ 881	R$ 948	R$ 1,870	7.6%	97.3%
Loan charge-offs	(1,330)	(1,117)	(1,442)	(16.0)	29.1
Loan recoveries	377	412	119	9.3	(71.1)

Net charge-offs	R$ (953)	R$ (705)	R$ (1,323)	(26.0) %	(87.7) %
Provision to loans (1)	3.5%	3.4%	5.4%
____________________
(1) Provision expressed as a percentage of average loans, including nonperforming loans.

     For information regarding the allowance for loan losses, provision for loan losses, loan charge-offs, loan recoveries and nonperforming loans, see Item 5.A. Operating Results.

Allocation of the Allowance for Loan Losses

     The following table shows our allocation of the allowance for loan losses as of December 31, 2001, 2002, 2003, 2004 and 2005. The allocated amount of the allowance is expressed as a percentage of the related loan amount with the corresponding percentage of the loan category to total loans.

	As of December 31,

	2001			2002			2003

	Allocated allowance	Allocated allowance as a percentage of total loans	Loans category as a percentage of total loans	Allocated allowance	Allocated allowance as a percentage of total loans	Loans category as a percentage of total loans	Allocated allowance	Allocated allowance as a percentage of total loans	Loans category as a percentage of total loans

	(in millions of R$, except percentages)
Type of loan:

Commercial:
Industrial and other	R$ 486	2.0%	50.1%	R$ 700	2.8%	50.6%	R$ 638	2.5%	51.9%
Import financing	15	0.1	5.5	19	0.1	4.9	10	-	2.9
Export financing	21	0.1	8.2	17	0.1	10.8	10	-	9.6
Real estate loans, primarily
residential housing loans	41	0.2	2.1	55	0.2	2.8	32	0.1	3.5
Direct lease financing	88	0.4	3.3	32	0.1	2.1	16	0.1	1.9
Individuals:
Overdraft	78	0.3	4.4	58	0.2	3.7	61	0.2	3.3
Financing	259	1.1	14.7	298	1.2	15.1	297	1.2	15.6
Credit card	225	0.9	8.2	146	0.6	6.8	202	0.8	8.2
Agricultural	63	0.2	3.5	64	0.2	3.2	51	0.2	3.1

Total	R$ 1,276	5.3%	100.0%	R$ 1,389	5.5%	100.0%	R$ 1,317	5.1%	100.0%

	As of December 31,

	2004			2005

	Allocated allowance	Allocated allowance as a percentage of total loans	Loans category as a percentage of total loans	Allocated allowance	Allocated allowance as a percentage of total loans	Loans category as a percentage of total loans

	(in millions of R$, except percentages)
Type of loan:
Commercial:
Industrial and other	R$ 869	2.8%	49.8%	R$ 910	2.3%	49.4%
Import financing	2	-	4.1	3	-	3.5
Export financing	10	-	5.8	8	-	5.3
Real estate loans, primarily residential housing loans	37	0.1	3.6	29	0.1	3.5
Direct lease financing	18	0.1	2.1	45	0.1	2.2
Individuals:
Overdraft	53	0.2	3.0	99	0.3	2.5
Financing	302	1.0	15.4	536	1.4	16.6
Credit card	230	0.7	12.8	448	1.1	14.1
Agricultural	39	0.1	3.4	29	0.1	2.9

Total	R$ 1,560	5.0%	100.0%	R$ 2,107	5.4%	100.0%

Average Deposit Balances and Interest Rates

     The following table shows the average balance of deposits together with the average interest rate paid for each period presented.

	As of or for the Year Ended December 31,

	2003		2004		2005

	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate

	(in millions of R$, except percentages)
Domestic deposits:
Non-interest-bearing deposits:
Demand deposits	R$ 1,848	-%	R$ 2,296	-%	R$ 2,982	-%
Interest-bearing deposits:
Deposits from banks	101	30.7	143	23.8	72	19.4
Savings deposits	5,442	9.4	5,684	6.7	5,658	7.3
Time deposits	15,988	21.1	18,838	14.9	24,502	17.0

Total interest-bearing deposits	21,531	18.1	24,665	13.1	30,232	15.2

Total domestic deposits	23,379	16.7	26,961	12.0	33,214	13.9

International deposits: (1)
Non-interest-bearing deposits:
Demand deposits	R$ 668	-%	R$ 657	-%	R$ 504	-%
Interest-bearing deposits:
Deposits from banks	49	6.1	88	-	43	11.6
Savings deposits	293	2.4	484	0.6	472	0.2
Time deposits	764	2.4	1,230	2.4	856	5.0

Total interest-bearing deposits	1,106	2.5	1,802	1.8	1,371	3.6

Total international deposits	1,774	1.6	2,459	1.3	1,875	2.6

Total deposits	R$ 25,153	15.6%	R$ 29,420	11.1%	R$ 35,089	13.3%

___________________
(1) Denominated in currencies other than reais, primarily U.S. dollar.

Maturity of Deposits

The following table shows the maturity distribution of our deposits at December 31, 2005.

	As of December 31, 2005

	Due in 3 months or less	Due in between 3 and 6 months	Due in between 6 months and 1 year	Due after 1 year	Total

	(in millions of R$)
Domestic deposits:
Non-interest-bearing deposits:
Demand deposits	R$ 3,289	R$ -	R$ -	R$ -	R$ 3,289
Interest-bearing deposits:
Savings deposits	5,658	-	-	-	5,658
Time deposits	3,010	3,468	3,551	15,072	25,101

Total interest-bearing deposits	8,668	3,468	3,551	15,072	30,759

Total domestic deposits	11,957	3,468	3,551	15,072	34,048

International deposits: (1)
Non-interest-bearing deposits:
Demand deposits	R$ 498	R$ -	R$ -	R$ -	R$ 498
Interest-bearing deposits:
Deposits from banks	23	-	-	-	23
Savings deposits	457	-	-	-	457
Time deposits	824	31	4	51	910

Total interest-bearing deposits	1,304	31	4	51	1,390

Total international deposits	1,802	31	4	51	1,888

Total deposits	R$ 13,759	R$ 3,499	R$ 3,555	R$ 15,123	R$ 35,936

___________________
(1) Denominated in currencies other than reais, primarily U.S. dollar.

     The following table shows the maturity of outstanding deposits with balances in excess of US$100,000.00 (or its equivalent) issued by us at December 31, 2005.

	Currency

	Domestic	International

	( in millions of R$)

Maturity within 3 months	R$ 2,890	R$ 824
Maturity after 3 months but within 6 months	3,321	31
Maturity after 6 months but within 12 months	3,212	4
Maturity after 12 months	9,391	50

Total deposits in excess of US$100,000.00	R$ 18,814	R$ 909

Capital

     Specific regulatory capital requirements are discussed in Item 4.B. Business Overview – Regulation and Supervision.

Minimum Capital Requirements

     The following table shows our actual capital compared to the minimum capital required by the Central Bank rules and presented in accordance with accounting principles adopted in Brazil.

	As of December 31,

	Partial consolidation (1)			Full consolidation (2)

	(in millions of R$)
	2003	2004	2005	2003	2004	2005

Our regulatory capital	R$ 8,800	R$ 9,982	R$ 10,992	R$ 9,433	R$ 10,508	R$ 11,732
Minimum regulatory capital required	5,204	6,748	7,729	5,626	7,364	7,993

Excess over minimum regulatory
capital required	R$ 3,596	R$ 3,234	R$ 3,263	R$ 3,807	R$ 3,144	R$ 3,739

___________________
(1)	Partial consolidation excludes non-financial subsidiaries.
(2)	Full consolidation includes both financial and non-financial subsidiaries.

     For additional information on capital – minimum capital requirements see Note 31 to our consolidated financial statements and Item 5.B. Liquidity and Capital Resources – Sources of Funding - Capital.

Short-term Borrowings

     The following table presents a summary of the primary short-term borrowings for the periods indicated.

	As of or for the Year Ended December 31,

	2003	2004	2005

	(in millions of R$, except percentages)

Federal funds purchased and securities sold under
repurchase agreements:
Amount outstanding	R$ 6,750	R$ 6,687	R$ 10,721
Maximum amount outstanding during the period	9,827	15,417	10,721
Weighted average interest rate at period-end	16.3%	17.8%	18.0%
Average amount outstanding during period	6,426	8,874	7,194
Weighted average interest rate	17.8%	13.2%	14.4%
Import and export financing:
Amount outstanding	R$ 2,505	R$ 2,048	R$ 2,932
Maximum amount outstanding during the period	4,232	3,788	2,932
Weighted average interest rate at period-end	3.5%	2.7%	4.6%
Average amount outstanding during period	3,319	2,761	2,378
Weighted average interest rate	(13.3) %	(1.4) %	(5.3) %
Other interbank borrowings:
Amount outstanding	R$ 580	R$ 600	R$ 235
Maximum amount outstanding during the period	1,253	747	340
Weighted average interest rate at period-end	2.3%	2.6%	4.0%
Average amount outstanding during period	898	573	273
Weighted average interest rate	(2.8) %	-%	1.7%
Other:
Amount outstanding	R$ 28	R$ 29	R$ 72
Maximum amount outstanding during the period	729	-	-
Weighted average interest rate at period-end	- %	- %	- %
Average amount outstanding during period	266	-	-
Weighted average interest rate	5.3%	-	- %

Total	R$ 9,863	R$ 9,364	R$ 13,960

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

Unibanco

We are managed by our:

  Board of Directors (Conselho de Administração), consisting of eight directors; and
  Board of Officers (Diretoria), consisting of fifteen executive officers (who make up the Board of Executive Officers), forty officers and thirty – five deputy officers.

     The Board of Directors is our decision-making body. It determines our general corporate guidelines and policies by:

  establishing our corporate strategy;
  reviewing our business plans; and
  supervising and monitoring the activities of our executive officers.

     The Board of Officers is elected by our Board of Directors. The Board of Executive Officers is responsible for the management and supervision of our corporate activities by ensuring compliance with our general corporate guidelines and policies established at general shareholders meetings, by our Board of Directors and by-laws. All members of the Board of Officers have the power to act on our behalf pursuant to our by-laws. Our Board of Executive Officers consists of one Chief Executive Officer, five Vice Presidents and nine Executive Officers. We previously had two Executive Vice Presidencies, but they have their positions changed to Vice Presidencies by our Board of Directors on June 29, 2006. We now have five Vice Presidents. Whereas the Extraordinary Shareholders Meeting held on June 29, 2006, put out the position of Vice President from our by-law.

     Such modification is pending on the approval by the Central Bank.The Chief Executive Officer is exclusively responsible for:

The Chief Executive Officer is exclusively responsible for:

  leading management;

  coordinating and supervising the performance of Vice Presidents;

  ensuring compliance with the guidelines and policies established by the Board of Directors; and
  making urgent decisions that are under the competence of the Board of Executive Officers, when a meeting of the Board of Executive Officers is not feasible.

     The Vice Presidents are responsible for the operational and administrative management of the retail and wholesale banking activities, which comprise the following areas:

  wholesale banking;
  companies and investments abroad;
  national and international distribution,
  asset management;
  retail banking;
  branches network;
  other commercial banking activities and consumer finance companies.

  insurance and private pension plan departments;
  auditing;
  risk management;
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

     Pursuant to Brazilian law, the election of each member of our Board of Directors and Board of Officers must be approved by the Central Bank. As indicated in the table below, three new officers were elected at our April 12, 2006 Board of Directors and Shareholders meetings. Such elections are still pending Central Bank approval. In addition, at our Board of Directors Meeting, dated September 22, 2005, two deputy officers were elected as officers. These elections have already been approved by the Central Bank, as have the elections of all of our other directors and officers.

     As of the date of this Annual Report, our directors, executive officers and officers are:

Directors	Position	Date of Birth

Pedro Sampaio Malan	Chairman	February 19, 1943
Pedro Moreira Salles	Vice Chairman	October 20, 1959
Armínio Fraga Neto	Director	July 20, 1957
Gabriel Jorge Ferreira	Director	October 17, 1935
Israel Vainboim	Director	June 1, 1944
Joaquim Francisco de Castro Neto	Director	March 30, 1944
Pedro Luiz Bodin de Moraes	Director	July 13, 1956
João Dionisio Filgueira Barreto	Director	October 22, 1962
Amoêdo

Executive Officers	Position	Date of Birth

Pedro Moreira Salles	Chief Executive Officer	October 20, 1959
Demosthenes Madureira de Pinho *	Vice President	January 28, 1960
Neto
Márcio de Andrade Schettini *	Vice President	May 22, 1964
Geraldo Travaglia Filho	Vice President	May 26, 1951
José Castro Araújo Rudge	Vice President	September 25, 1957
José Lucas Ferreira de Melo	Vice President	December 30, 1956
Celso Scaramuzza	Executive Officer	December 3, 1952
Daniel Luiz Gleizer	Executive Officer	February 23,1960
Ivo Luiz de Sá Freire Vieitas Junior	Executive Officer	June 14, 1964
Jose Roberto Haym	Executive Officer	October 12, 1959
Nicolau Ferreira Chacur	Executive Officer	July 24, 1964
Osias Santana de Brito	Executive Officer	October 11, 1963
Raphael Afonso Godinho de	Executive Officer	February 28, 1966
Carvalho
Roberto Lamy	Executive Officer	April 9, 1958
Rogério Carvalho Braga	Executive Officer	January 30, 1956

Officers	Position	Date of Birth

Alexandre Gonçalves de	Officer	January 7, 1953
Vasconcellos
Álvaro Augusto Mendes Lopes	Officer	September 17, 1965
André Sapoznik	Officer	February 24, 1972
Alfredo Althen Schiavo	Officer	October 2, 1959
Antonio Carlos Azevedo	Officer	November 16, 1968
Antonio Carlos Azzi Junior	Officer	November 8, 1962
Cai Alejandro Von Igel	Officer	December 4, 1967
Carlos Alberto Bezerra de Moura	Officer	April 1, 1974
Carlos Eduardo Castro**	Officer	March 17, 1960
Carlos Elder Maciel de Aquino	Officer	April 9, 1961
Carlos Henrique Zanvettor	Officer	March 30, 1966
Claudia Politanski	Officer	August 31, 1970

Claudio Coracini	Officer	April 17, 1956
Cláudio José Coutinho Arromatte	Officer	February 2, 1966
Edgard Borsoi Viana**	Officer	February 3, 1960
Fabio Massashi Okumura	Officer	February 4, 1965
Francisco de Assis Crema	Officer	October 4, 1949
Humberto Padula Filho	Officer	June 11, 1966
José David Wolf	Officer	April 11, 1964
José Ramon do Amaral Gomez	Officer	June 20, 1965
Julio Almeida Gomes	Officer	December 25, 1966
Luis Tadeu Mantovani Sassi	Officer	September 6, 1958
Luiz Eduardo Loureiro Veloso**	Officer	April, 4, 1968
Marcelo da Silva Mitri	Officer	March 10, 1965
Marcelo Luis Orticelli	Officer	August 22, 1966
Marcia Maria Freitas de Aguiar	Officer	July 9, 1966
Marcos Braga Dainesi	Officer	December 2, 1958
Marcos Augusto Caetano da Silva	Officer	August 22, 1966
Filho
Marianella Josefina Alarcon Garcia	Officer	June 3, 1968
Galvão de Sousa
Moises dos Santos Jardim	Officer	January 13, 1963
Paulo Meirelles de Oliveira Santos	Officer	November 25, 1957
Plínio Cardoso da Costa Patrão	Officer	October 14, 1966
Ricardo Coutinho	Officer	July 28, 1963
Rogério de Moura Estevão Junior	Officer	October 5, 1961
Rogério Vasconcelos Costa	Officer	June 11, 1970
Romildo Gonçalves Valente	Officer	April 5, 1966
Rubem Rollemberg Henriques	Officer	July 20, 1959
Rubens dos Reis Cavalieri	Officer	December 25, 1964
Sérgio Ricardo Juruena da Costa	Officer	May 30, 1967
Braga
William Mcdougall Bethlem	Officer	October 18, 1961

* The nomination of these officers to these positions is pending approval by the Central Bank
** The election of these officers to these positions is still pending approval by the Central Bank.

     Each director is elected for a one-year term by the Shareholders’ Meeting and holds such position until they are reelected upon expiration of his or her term, or until a successor is elected. A director may not be re-elected after his or her sixty-fifth birthday, unless such election is approved by the Shareholders’ Meeting. The current members of the Board of Directors were elected at the Ordinary Shareholders’ meeting held on April 12, 2006.

     Members of the Board of Officers are elected for one-year terms. Officers may run for subsequent terms. If their terms of office end, they maintain their position or such position remains vacant until the election of a successor. An officer may not be re-elected after his or her sixtieth birthday, unless such re-election is approved by the Board of Directors. In addition, as approved at the Board of Directors Meeting on April 30, 2004, the Chief Executive Officer may determine whether officers who are older than fifty-eight may stand for re-election. The current members of the Board of Officers were elected at the Board of Directors’ meeting held on April 12, 2006.

Directors

     The biographies of our directors and officers are summarized below:

     Pedro Sampaio Malan – Mr. Malan was elected Vice Chairman of our Board of Directors in 2003 and Chairman of our Board of Directors on April 30, 2004. Mr. Malan served as Brazil's Minister of Finance from 1995 to 2002, as Chairman of the Central Bank from 1993 to 1994, as Special Council and Chief Negotiator for External Debt Issues of the Ministry of Finance from 1991 to 1993, as an Executive Director of the World Bank from 1986 to 1990 and again from 1992 to 1993, as an Executive Director of the Inter-American Development Bank from 1990 to 1992, as an Officer of the Transnational Companies Center of the United Nations, or UN, in New York from 1983 to 1984 and as an Officer of International Department of Economy and Social Matters of the UN in New York from 1985 to 1986. He received a degree in Electrical Engineering in 1965 from the Polytechnic School of the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro and received a Ph.D. in Economics from University of Berkeley, California.

     Pedro Moreira Salles – Mr. Moreira Salles joined us in 1989 and became Chairman of our Board of Directors in 1997 after serving as Vice Chairman for almost six years. On April 30, 2004, Mr. Moreira Salles was elected Chief Executive Officer and continued to serve as Vice Chairman of our Board of Directors. Mr. Moreira Salles also serves as Vice Chairman of the Board of Directors of Unibanco Holdings S.A. and Chairman of the Board of Directors of Unibanco AIG Seguros e Previdência. Mr. Moreira Salles is a member of the Group of Fifty, a Latin American business council sponsored by the Carnegie Endowment for International Peace and the Inter-American Dialogue, in Washington, D.C. He holds a B.A. in Economics and History from the University of California, Los Angeles, where he graduated Magna Cum Laude. He also attended the graduate program in International Relations at Yale University and the Management Program at Harvard University.

     Armínio Fraga Neto – Mr. Fraga was elected a member of our Board of Directors in January 2004. Mr. Fraga served as President of the Central Bank of Brazil from March 1999 to December 2002. Prior to that, he worked for six years as a managing director of Soros Fund Management LLC in New York. From 1991 to 1992 he had a passage through the Central Bank of Brazil, as Director of International Affairs; he also worked for Salomon Brothers, in New York, as Vice-President, and as chief-economist at Banco de Investimentos Garantia, in Brazil. Armínio Fraga is a partner at Gavea Investimentos, an investment management firm he founded in August, 2003, based in Rio de Janeiro, Brazil. Among other academic affiliations, Mr. Fraga teaches at the Catholic University of Rio de Janeiro, and has taught at the Graduate School of Economics at Getulio Vargas Foundation, at the School of International Affairs at Columbia University and at the Wharton School. He received his Ph.D. in Economics from Princeton University, in 1985, and his B.A. and M.A. in Economics from Catholic University of Rio de Janeiro, in 1981.

     Gabriel Jorge Ferreira – Mr. Ferreira joined us in 1958 and became Vice Chairman of our Board of Directors in 1997, after serving as a Director since 1983. On April 30, 2004, Mr. Ferreira was appointed President of our Audit Committee and he will continue to serve as a member of our Board of Directors. He also serves as Vice Chairman of the Board of Directors of Unibanco AIG Seguros, Director of Unibanco Holdings and as President of the National Confederation of the Financial Institutions (Confederação Nacional das Instituições Financeiras). Mr. Ferreira served as President of the Federation of Brazilian Banking Associations (FEBRABAN) from 2001 to April 2004, and as a member of the Board of Executive Officers of FEBRABAN from 1986 to 2001. Mr. Ferreira held a position of President of the Administration Council of the Credit Guarantor Fund (Fundo Garantidor de Crédito – FGC). He was also member of the Economic and Social Development Council (Conselho de Desenvolvimento Econômico e Social – CDES), and member of the Mercantile & Futures Exchange Consultative Council (Conselho Consultivo da Bolsa de Mercadorias e Futuros – BM&F). He holds an Accounting degree from the Accounting School of Barretos, Brazil and a Law degree from the University of São Paulo (Universidade de São Paulo).

     Israel Vainboim – Mr. Vainboim joined us in 1969 and has held several positions in the areas of investments, leasing and credit. He became a member of our Board of Directors in 1988. Mr. Vainboim also serves as a member of the Board of Directors and as Chief Executive Officer of Unibanco Holdings, as a director of Unibanco AIG Seguros, and as a member of the management of AIG-Life Cia. de Seguros, Souza Cruz S.A., E-bit Tecnologia em Marketing S.A., Itaparica S.A. Empreendimentos Turísticos. He received a B.S. in Mechanical Engineering from the National School of Engineering, Rio de Janeiro and an MBA from Stanford University.

     Joaquim Francisco de Castro Neto – Mr. Castro Neto joined us in 1973 as manager of FINASUL and has since held several senior positions, becoming an Executive Officer in 1980. He was appointed to serve as Executive President of our Retail business segment Group in March 1998, position occupied until July, 2004. On April 30, 2004, he was elected to serve as a member of our Board of Directors. He also serves as a director of Unibanco Asset Management. Mr. Castro Neto holds a Business Management degree from Getúlio Vargas Foundation (Fundação Getúlio Vargas) and holds a specialization in Sales Management, Marketing and Development of New Products from IMEDE - Lausanne, Switzerland.

     Pedro Luiz Bodin de Moraes – Mr. Bodin de Moraes was elected to our Board of Directors in 2003. He is a Partner at Icatu Holding. He was a Partner and a Managing Director at Banco Icatu from 1993 to 2002. Before that, he served as a Monetary Policy Officer of the Brazilian Central Bank (1991-92) and as an Officer at the Brazilian National Bank for Economic and Social Development - BNDES - (1990-91). He received a B.A. and a M.A. in Economics from the Catholic University of Rio de Janeiro (PUC-Rio) and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT).

     João Dionísio Amoêdo – Mr. Amoêdo joined Unibanco in May 2004 as vice president becoming responsible for Corporate and Treasury operations until March 2005, when he was elected to our Board of Directors. Mr. Amoêdo began his career at Citibank, worked as a senior officer at Banco BBA-Creditanstalt S.A. and served as Chief Executive Officer of Fináustria CFI e Leasing. Mr. Amoêdo holds a degree in Business from the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro and a degree in Civil Engineering from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro).

Executive Officers

     Pedro Moreira Salles – Please refer to the biography set forth above.

     Demosthenes Madureira de Pinho Neto - Vice-President. Mr. Madureira de Pinho Neto obtained his BA and Master of Arts in Economics from the Catholic University of Rio de Janeiro (PUC-Rio) and his Ph.D. in Economics from the University of California at Berkeley. He has more than 15 years of experience in the financial sector as a consultant and an executive. In the public sector, he was General-Coordinator of Monetary and Financial Policy at the Ministry of Finance (under the administration of Fernando Henrique Cardoso , 1993), and Director of the Central Bank of Brazil also under the administration of Fernando Henrique Cardoso (1997-1999). In the private sector, he was an associate (1991-1993) executive director of Unibanco and Unibanco Asset Management (1994-1997), CEO of Dresdner Asset Management (1999-2002) and Vice-President of ANBID - National Association of Investment Banks - (2000-2003). Currently, he is Vice-President of Unibanco, responsible for Whosale and Private banking, and CEO-President of Unibanco Asset Management. He has also been a professor of economics and finance at the Catholic University of Rio de Janeiro (1985-86/1999), Vargas Foundation-SP (1991-1997), and IBMEC-SP (2000-2004).

     Márcio de Andrade Schettini – Mr. Schettini was elected to serve as an Executive Vice President on April 30, 2004. Mr. Schettini has worked in several companies and financial institutions in Brazil. He acted as President of Unicard, Fininvest and other companies of our group. He holds a degree in Engineering and a Master's degree in Administration from the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro.

     Geraldo Travaglia Filho – Mr. Travaglia is Unibanco’s Chief Financial Officer (CFO) and Vice President responsible for Operations and IT, positions held since April 30, 2004. Previously, he served as Executive Officer (1996–2004). Mr. Travaglia joined Unibanco in 1979. From 2000 to 2002, he was in charge of the development of the Internet Banking program; from 1998 to 2000, served as the Executive Officer in charge of marketing and products for the retail banking group; from 1996 to 1997, was responsible for the integration of branches, systems and operations of Banco Nacional; from 1994 to 1995, conducted the reengineering program of Unibanco; and from 1989 to 1993, he served as the bank's Controller. Travaglia holds a specialization in Banking from The Wharton School of the University of Pennsylvania. He also holds a Business Administration degree from the University of São Paulo (Universidade de São Paulo - USP).

     José Castro Araújo Rudge – Mr. Rudge joined us in 1995, when Unibanco purchased Banco Nacional and was elected to serve as our Vice President on April 30, 2004. Prior to joining us, he worked for nine years at Sul América Seguros and from 1985 to 1987 he was an officer of Bradesco Seguros, responsible for the management of the insurance activities of the State of São Paulo and Bradesco's international operations. He was also President of Nacional Seguros from 1987 to 1995. He holds a degree in Business Administration from the Business School of São Paulo (Faculdade de Administração de São Paulo). In 2005, he joined the board of Directors of IRB.

     José Lucas Ferreira de Melo – Mr. Ferreira de Melo joined us as an Executive Officer in 1999. On April 8, 2005 he was nominated Vice President responsible for the legal, auditing, risk, compliance and institutional relationships areas. Prior to joining us, he served as a director at the Comissão de Valores Mobiliários (Securities Commission of Brazil) in 1992 and as a partner of PricewaterhouseCoopers Auditores Independentes until 1997. He holds an Accounting degree from the University of Federal District (Universidade do Distrito Federal).

     Celso Scaramuzza – Mr. Scaramuzza joined us in 1977 and has been serving as a member of our Board of Executive Officers since 1994. Mr. Scaramuzza served as a Vice President from August 1997 to April 2004. Since January 1998, he has been responsible for our private banking business, both onshore and offshore. He received a bachelor degree in Administration from the Armando Álvares Penteado Foundation (Fundação Armando Álvares Penteado) of São Paulo.

     Daniel Luiz Gleizer - Mr. Gleizer was elected to serve as an Executive Officer for the Risk Management and Macro Economic Research on April 30, 2004. He assumed responsibility for the Treasury Area in March 2005. Mr. Gleizer began his career with the International Monetary Fund and had taken on positions with several financial institutions, such as Deutsche Bank and Credit Suisse First Boston. During the period beginning in March 1999 and ending in February 2002, Mr. Gleizer had served as Deputy Governor at the International Area of Central Bank of Brazil. Mr. Gleizer holds a degree in Economics from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro), an M.A. in Economics from the University of Illinois, Urbana-Champaign and a Ph.D. in Economics from the University of California, Berkeley.

     Ivo Luiz de Sá Freire Vieitas Junior – Mr. Vieitas joined us in December 1998 and after serving several years as an Officer for corporate finance, he currently holds the position of Executive Officer responsible for our branches located in the North, Northwest, Central- West and in the state of Minas Gerais, as well as for all activities related to Hipercard. Prior to joining us, he had worked at Indosuez W.I. Carr Securities (Credit Agricole). He graduated in Mechanical Engineering from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and holds an MBA from the J.L. Kellogg School of Management.

     José Roberto Haym –Mr. Haym started at Unibanco AIG Seguros in 1992 as its Retail Sales Officer, later performing activities at the Products, Operations and Claims areas. He was appointed Unibanco AIG´s Executive Vice President in 1999 and stayed with the company until June, 2004, when he was appointed Executive Officer for the Corporate segment of Unibanco. He is responsible for maintaining relationships with corporate clients with annual revenues up to R$ 150 million. Since March 2005 he is also responsible for the management of Unibanco´s retail business in the City of São Paulo, with more than 250 branches and 126 mini-branches. Before joining Unibanco, he worked at Citibank for nine years in Retail Banking. He holds an economics degree from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and an MBA in Finance from Columbia University.

     Nicolau Ferreira Chacur – Mr. Chacur joined Unibanco in 2004 and is responsible for the commercial area of the wholesale bank, being in charge of companies with annual sales over R$ 150 million. He began his career in Banco BBA Creditanstalt S.A. He also worked for Banco Itaú BBA S.A. as a Commercial Officer. He holds a Law degree from the Law School of the University of São Paulo (Universidade de São Paulo) and a specialization from L´Institut d´Etudes Politiques of Paris.

     Osias Santana de Brito – Mr. Brito has been an Executive Officer responsible for planning and control sectors, as well as investor relations and accounting departments. He has more than nineteen years of experience in the financial markets, and has had worked for both national and international banks. His banking experience covers many areas, such as technology, transactions, treasury and controlling. He holds a Ph.D. and a Masters degree in Finance from the University of São Paulo (Universidade de São Paulo).

     Raphael Afonso Godinho de Carvalho – Mr. Carvalho is our Executive Officer in charge of our Consumer Division (“Empresas de Consumo”) and our retail bank distribution (branches network) in the Rio de Janeiro and Espirito Santo states. He has previously worked for Nationwide Marítima Vida e Previdência, as Senior Vice President, where, besides Marketing and Sales, he coordinated the association process between Nationwide and Marítima Seguros. He was also the officer of private pension and insurance in Canada Life Pactual Previdência e Seguros / Banco Pactual S.A. Mr. Carvalho has a degree in mathematics, with emphasis in Computer Systems, from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro), and holds an MBA in Finance from the Institute of Administration and Management of the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro.

     Roberto Lamy – Mr. Lamy joined us in 1979 and was elected to serve as an Executive Officer on April 30, 2004. Prior to such appointment, Mr. Lamy held several senior positions with Unibanco and several of our subsidiaries and affiliates, and with Febraban, including officer positions at Unibanco, Fininvest and Unicard. Since 2002, he has been a board member of Serasa S/A, appointed by us. He was a University professor and author of a book. He holds a Production Engineering degree and a degree in Mechanical Engineering from the Industrial Engineering School (Faculdade de Engenharia Industrial-FEI).

     Rogério Carvalho Braga – Mr. Braga joined us in 1999 as President Officer of Unibanco Companhia de Capitalização S.A.. Prior to his appointment as an Executive Officer of Unibanco, in April 2002, he served as President of Unibanco Capitalização and as head of our Human Resources areas. Mr. Braga holds a Law degree from the Catholic University (Pontifícia Universidade Católica) of São Paulo and an MBA from Pepperdine University.

Officers

     Alexandre Gonçalves de Vasconcellos – Mr. Vasconcellos joined us in 2002 as IT Director of Unibanco AIG Insurance and Pension Company. Before this he has worked in several companies in Brazil conducting IT projects to support business transformation. He was appointed to serve as a Unibanco Corporative Projects Director in 2005. He holds a Business Management degree from the Catholic University (Pontifícia Universidade Católica) and an MBA in Retail Management from the Federal University (Coppead) both in Rio de Janeiro.

     Alfredo Althen Schiavo – Mr. Schiavo joined us in 1986 as manager for the funds operational department, responsible for supervising investment fund operations and managing portfolios for individuals and institutional investors. From 1995 to 2003, Mr. Schiavo served as an Executive Officer of Unibanco Asset Management responsible for the management activities, the controlling department and the general back offices. In April, 2004, Mr. Schiavo was elected to serve as an Officer responsible for our Financial Operations, processing and controlling of third parties resources' management, the private bank, the brokerage companies, the international treasury departments, the Unibanco subsidiaries in Cayman and Luxembourg, the financial control of credit disbursement, and the Unibanco branches dedicated to large Corporate clients. Before joining us in 1986, Mr. Schiavo served as a treasury Supervisor of Philip Morris Marketing South America for one year. He graduated in Business Administration at the Economics Business Administration School of the University of São Paulo (Universidade de São Paulo) and holds a post-graduation degree in Business Administration from Getúlio Vargas Foundation (Fundação Getúlio Vargas) of São Paulo.

     Álvaro Augusto Mendes Lopes – Mr. Lopes has been working as an Officer for Unibanco since July 2005, in charge of the retail branches located at Rio de Janeiro, Minas Gerais and Espirito Santo. Prior to this position, in January 2003, Mr. Lopes was CEO for Banco InvestCred Unibanco, a joint venture with Globex Group (Ponto Frio). Mr. Lopes started his career in December 1985, as Trainee for Fininvest and was elected CFO in August 1996. Mr. Lopes has a degree in Administration from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro).

     André Sapoznik – Mr. Sapoznik is responsible for Products, Channels and Relationship Marketing for the Retail businesses. He joined the Group in 2004 as head of the retail network of Fininvest. Mr. Sapoznik holds a degree in Production Engineering from Escola Politécnica (USP) and an MBA from Stanford University.

     Antonio Carlos Azevedo – Mr. Azevedo joined Banco Nacional S.A. in 1979, and since 1997 has been serving as an Officer responsible for the coordination of a part of our banking branch network. He graduated in Economics from Santana University (Universidade Santana), and holds a Master's degree in Marketing from the University of São Paulo (Universidade de São Paulo).

     Antonio Carlos Azzi Junior – Mr. Azzi has been working with us for 24 years. He has been serving as an Officer responsible for our banking branch network since 1995, has attended several business banking courses by PROBANC (Programa Avançado de Administração Bancária) as well as a course on corporate strategic planning at Associação Educacional Nove de Julho in São Paulo.

     Cai Alejandro von Igel – Mr. Igel joined us in January 2005 to lead the Compliance & Internal Controls area for the group. Mr. Igel started his career at Deutsche Bank, where he spent 16 years in numerous senior audit management positions in São Paulo, Singapore, New York and as Chief of Staff in Frankfurt. He also was a member of the Global Operational Risk Committee and worked on the implementation of major regulatory frameworks (SOX, Patriot Act, Basel). Mr. Igel holds a degree in Banking from the German Trade Institute (1989).

     Carlos Alberto Bezerra de Moura – With ten years of experience in financial markets, Mr. Moura has been with Unibanco for four years. He began his career as an auditor at Deloitte & Touche, and acted in several business segments. In 1997, he joined Banco Bozano, Simonsen where he participated in the structuring of financial controls of the consumer finance area. In 2000, he became officer of the financial portal Investshop.com, owned by Bozano Group. Acting as planning officer and, afterward, operations, finances and administration officer, Mr. Moura contributed to the integration of back offices of both companies. In 2004, he assumed the general management of Investshop Corretora and of Banco1.net. In 2005, he became the officer responsible for the financial control of the retail business of Unibanco. He has a degree in Accounting from the Universidade Federal do Rio de Janeiro, with specialization in Financial Administration by Fundação Getúlio Vargas and MBA in Administration by Fundação Dom Cabral in association with Kellogg School of Management (Northwestern University).

     Carlos Eduardo Castro – Mr. Castro joined Unibanco in 2005 and currently is the Officer responsible for the Credit for Retail Trade Area. Before that Mr. Castro was Executive Officer at Interbanco S.A.,from 1995 to 2005. From 1990 to 1995, he was Regional Officer of the Corporate Area of Banco Nacional S.A.. Mr. Castro has a graduate degree in Administration from the University of São Paulo (Universidade de São Paulo), with administration specialization from Getúlio Vargas Foundation (Fundação Getúlio Vargas). He also holds an MBA from FIA/USP.

     Carlos Elder Maciel de Aquino – Mr. Aquino joined us in 2001 and is presently our officer responsible for managing internal auditing for our group. He has 26 years of experience in internal audit of financial institutions (Unibanco, Bandeirantes and Banorte). He graduated in Accounting from the Federal University of Pernambuco (Universidade Federal de Pernambuco), and holds a post-graduate degree in Economics Engineering from the Catholic University of Pernambuco (Universidade Católica de Pernambuco) as well as a post-graduate degree in Business Finance from the Superior School of Pernambuco Fundation (FESP – Fundação do Ensino Superior de Pernambuco). Mr. Aquino also holds an executive MBA from the Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais) and an MBA degree at the University of São Paulo (Universidade de São Paulo).

     Carlos Henrique Zanvettor – Mr. Zanvettor joined Unibanco in 1998 and was appointed as one of our Officers in 2005. Prior to joining Unibanco, Mr. Zanvettor worked during ten years at Andersen Consulting/Accenture, including two years based in its headquarters in Chicago, Illinois, focusing his consultancy career in key players from the Retail Banking business segment (Consumer Finance and Insurance) and Consumer Goods industries, in Brazil and the U.S. He holds a Bachelor Electric Engineering degree from Escola de Engenharia Mauá (1988), and has concluded the Executive Development Program at Kellog Graduate School of Management – Northwestern University in 1995. Mr. Zanvettor is currently assigned to our Auto Finance and Mortgage business unit, and prior to that was the General Manager of our credit card business unit (Unicard Unibanco).

     Claudia Politanski – Ms. Politanski joined us in 1991 and presently serves as the Officer responsible for the Corporate Legal Department for the Tax area of the Bank and of its controlled companies. She graduated with a degree in Law from the University of São Paulo (Universidade de São Paulo) in 1992 and holds a LL.M. degree from the University of Virginia and an MBA granted by Fundação Dom Cabral.

     Claudio Coracini – Mr. Coracini joined us in 1992 to work in our mergers and acquisitions sector and has been serving as an Officer responsible for the proprietary investments of the Bank since 1995. He graduated in 1978 in Production Engineering from the Polytechnic School at the University of São Paulo (Escola Politecnica da Universidade de São Paulo) and holds a Master's degree in Industrial Engineering from Stanford University, California (1980).

     Claudio José Coutinho Arromatte – Mr. Arromatte joined Unibanco in 2004 as Operation and Logistic Officer. Before joining Unibanco, Mr. Arromatte was supply chain Officer at the Pão de Açúcar group and previously in the Sendas group. He also managed Logistics and distribution in Cia. Cervejaria Brahma (current AMBEV) and in Rio de Janeiro Refrescos, the Coca-Cola distributor in the states of Rio de Janeiro and Espírito Santo. He also worked in the logistic and distribution of liquid gas of White Martins industrial. He has a degree in Electric Engineering from the Catholic University of Rio de Janeiro (Pontifícia Universidade Católica do Rio de Janeiro), where he also obtained a masters degree in System’s Optimization in 1995.

     Edgard Borsoi Viana – Mr. Viana joined Unibanco in January, 2005 and in 2006 became the Director responsible for supply, engineer and patrimony. He served as an Officer at A. T. Kearney, from 1998 to 2006. Mr. Viana has a graduate degree in engineering from the University of São Paulo (Universidade de São Paulo), with postgraduate in administration from Getulio Vargas Foundation (Fundação Getúlio Vargas). He also holds an MBA from Harvard Business School.

     Fabio Massashi Okumura – Mr. Okumura joined the Bank in July 2005 and is the Director responsible for the Derivatives activities. Prior to Unibanco, Mr. Okumura was responsible for Brazil at Deutsche Bank where he spent 8 years as a Director and Head of Trading Desk. Before joining Deutsche Bank, he worked for Chase Manhattan Bank for 6 years as a VP in Option Trading. Mr. Okumura has graduated in Engineering from Escola Politecnica da Universidade de São Paulo in 1987.

     Francisco de Assis Crema – Mr. Crema served as our Deputy Officer responsible for onlending transactions of BNDES funds from 2000 to April 2004, when he was elected to serve as an Officer responsible for this sector. Formerly, Mr. Crema held for 20 years the position of executive officer of Banco Credibanco S.A., being in charge of transactions and project financing. He graduated in Economics and Accounting Sciences from the Economics School of São Luiz (Faculdade de Economia São Luiz) and specialized in Finance.

     Humberto Padula Filho – Mr. Padula joined Unibanco in 1982, from June, 1993, until December, 1996, He held the position of Regional Supervisor, and since 1996 he holds the position of Director of our Rio de Janeiro net. Mr. Padula has participated in several courses of Bank Business from the Advanced Program of Bank Administration (Programa Avançado de Adm. Bancária - PROBANC), among others. Mr. Padula is certificated by ANBID CPA 10 and CPA 20.

     José David Wolf – Mr. Wolf joined the Bank in May 2005 and is a Director responsible for the Treasury Trading and Domestic Banking activities. Prior to Unibanco, Mr. Wolf was responsible for Brazil at Black River Asset Management, a spin-off of Cargill Inc. where he spent 9 years in Sao Paulo. Before joining Cargill, he worked for PaineWebber Inc. for nine years in New York, Tokyo, and London, as a US fixed income trader. Mr. Wolf received a BA in Philosophy from Williams College in 1985.

     José Ramon do Amaral Gomez – Mr. Gomez joined us in 1992 and has held several positions, such as regional manager for market expansion, operations superintendent (Banco1.net), remote banking director (Unibanco 30 Horas) and branches director in the city of São Paulo. Presently, he coordinates the new businesses operation for market expansion. Mr. Gomez studied Engineering at Mackenzie University (Universidade Mackenzie), graduated in Marketing from Alcântara Machado Integrated School (Faculdades Integradas Alcântara Machado) and holds an MBA degree from Dom Cabral Foundation (Fundação Dom Cabral).

     Julio Almeida Gomes – Mr. Gomes joined us in 2002. Since then, he has served as an Officer for the planning and efficiency department, COO and is currently the CIO. Prior to joining us in 2002, Mr. Gomes served as engagement manager of Mckinsey & Company, Dallas from 1999 to 2002, and had already worked with us in the department of cash management and banking services for the wholesale and retail banking from 1997 to 1999. He graduated in Aeronautical Infra–Structure Engineering from the Aeronautical Institute of Technology (Instituto de Tecnologia Aeronáutica) - ITA, focused in operations and planning of airports. In addition, Mr. Gomes holds an M.Sc. degree in Business Administration from the Federal University of Rio Grande do Sul (Universidade Federal do Rio Grande do Sul) and is a PhD Candidate in Operations Management at the Sloan School/MIT.

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

     Luiz Eduardo Loureiro Veloso – Mr. Veloso joined Unibanco in 1997 with the merger of Banco Nacional into Unibanco. He was President of Garantech Garantias e Serviços S/C Ltda. from 2002 to 2005. In 2006 Mr. Veloso was elected Officer responsible for the Strategic Planning of Companies. Mr. Veloso holds a degree in Administration from Faculdade Ítalo Brasileiro.

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

     Marcelo Luis Orticelli – Mr. Orticelli has been working with us for 17 years, developing planning and controlling activities as well as human resources improvement programs. After serving as a Deputy Officer, in March 2004. Mr. Orticelli was elected to serve as an Officer for the risk management area. He graduated in Business Management from the Catholic University (Pontifícia Universidade Católica) of São Paulo and holds a Master's degree from Getúlio Vargas Foundation (Fundação Getúlio Vargas) in cooperation with the University of Texas.

     Marcia Maria Freitas de Aguiar – Mrs. Aguiar joined our legal department in 1986. She has been serving as our legal Officer since 1998 and is currently responsible for the Legal Consulting Department, in charge of advising the wholesale and retail banking groups, capital markets, asset management and credit cards, as well as for the Litigation Department, in charge of controlling all civil and labor litigation involving Unibanco. She graduated in Law from the University of the State of Rio de Janeiro (Universidade do Estado do Rio de Janeiro) in 1988, and holds a Master's degree in Corporate Law from New York University School of Law.

     Marcos Braga Dainesi – Mr. Dainesi joined us in 2003 and serves as Chief Credit Officer – Wholesale Bank. He has been active in the financial markets for over 20 years. During this period, he has worked in five national and international financial institutions, especially in the Credit & Risk Management area. Mr. Dainesi graduated in Engineering from the University of São Paulo (Universidade de São Paulo).

     Marcos Augusto Caetano da Silva Filho – Mr. Caetano joined Unibanco in 2004 with the major challenge of establishing and leading the Corporate Communications area. In 2005, he also became responsible for Human Resources and all internal culture changes. Prior to his experience at Unibanco, he worked at PricewaterhouseCoopers, Souza Cruz, Banco Nacional, Exprinter Banco (Buenos Aires), Icatu Hartford Seguros, Lokau.com and Terra Lycos. He has bachelor degrees in Accounting Sciences and Business Administration from the Rio de Janeiro State University (UERJ), with a postgraduate degree in Marketing and Publicity by the Escola Superior de Propaganda e Marketing (ESPM) and an MBA in finance from the Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais - IBMEC). At Berkley University (CA), Mr. Caetano attended extension courses.

     Marianella Josefina Alarcón Garcia Galvão de Sousa – Currently responsible for Strategic Planning at the Wholesale Banking division, Mrs. Alarcón joined Unibanco in October 2004. Previously, she worked as Strategy Consultant for international firms like Booz. Allen & Hamilton, Accenture, and, more recently Diamond Cluster, specializing in the financial institutions practice. Born in Mérida - Venezuela, Mrs. Alarcón has a graduate degree in Economics from the “Universidad Católica Andrés Bello” and an MBA with specialization in Finance from New York University in New York.

     Moises dos Santos Jardim – Mr. Jardim joined us in 2005 as Financial Director. He was assigned to our Auto Finance and Mortgage business unit. Mr. Jardim is currently responsible for the Credit Collection area. Before joining us, Mr. Jardim held a position of officer at Fiat Bank S.A. (Banco Fiat S.A.) from 2003 until 2005. He holds a degree in Financial Planning from Anhembi Morumbi University (Universidade Anhembi Morumbi).

     Paulo Meirelles de Oliveira Santos – Mr. Santos joined Unibanco in 2002 and currently serves as the sales director of Unibanco’s Private Banking, responsible for the management of its commercial teams throughout Brazil. He started working with financial markets in 1983, in banks such as Chase Manhattan Bank, Delta National Bank and Trust Company of New York, Banco Bozano Simonsen S.A. and Banco Santander S.A. Mr. Santos graduated in 1981 in Civil Engineering from the Military Institute of Engineering (Instituto Militar de Engenharia) in the city of Rio de Janeiro, and holds an MBA from the American Graduate School of International Management, in Phoenix, Arizona.

     Plínio Cardoso da Costa Patrão – Mr. Patrão joined Unibanco in 1995 as manager of Electronic Channels where he acted in several areas until he assumed the position of Financial Officer in a subsidiary of the group (Tradecom) in 2001. He returned to the bank in 2004 leading the Fraud Prevention and Security Office activities and is the officer currently responsible for this area. Before joining Unibanco, Mr. Patrão worked in several companies such as Shell, HP and Avibrás. He graduated in Electronic Engineering by the Aeronautical Technology Institute (Instituto Tecnológico de Aeronáutica) in 1986, post-graduated in Marketing by the Catholic University of Rio de Janeiro (Pontifícia Universidade Católica do Rio de Janeiro) in 1994 and holds a masters degree in Business management by Stanford University in 1999.

     Ricardo Coutinho – Mr. Coutinho joined Unibanco nine years ago. Since 2002, he has been serving as Officer responsible for retail banking branches in the city of São Paulo. He graduated in Business Management from Ipiranga Associated Schools (Faculdades Associadas Ipiranga), attended an extension course in Marketing at the Superior School of Publicity and Marketing (Escola Superior de Propaganda e Marketing), holds an MBA from Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais), and received a post-graduate degree in Marketing Management from the Methodist University of High Studies.

     Rogério de Moura Estevão Junior – Mr. Estevão joined Banco Nacional in 1992 as planning manager and, with the merger of Banco Nacional with Unibanco in 1995, he became responsible for the auto service area and for the consolidation of Unibanco's and Banco Nacional's network of branches. In 1996, Mr. Estevão was elected to serve as Officer responsible for the branch network located in the State of Santa Catarina, and in 1998, he was elected to serve as an Officer for retail products, involving the extension of loans to individuals, services and payments, and investments. In 2001, he was placed in charge of the development of our capitalization, syndicating and real estate business companies. Since 2005 Mr. Estevão is the Commercial Director of Unibanco Financial (Unibanco Financeira) and Dibens Bank (Banco Dibens), companies responsible for Unibanco’s performance in the financing market of soft and hard vehicles. Mr. Estevão graduated in Mechanical Engineering from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) in 1984 and has attended several courses in Marketing, Business and Finance at the Dom Cabral Foundation (Fundação Dom Cabral), in partnership with INSEAD (France) in 1985, and at PROBANC Unibanco, developed by the adviser company – Moroco-Boston in 1996, with a focus on retail banking.

     Rogério Vasconcelos Costa – Mr. Costa has been serving us as an Officer for 5 years, responsible for our branch network in the State of Minas Gerais. He previously worked at Shell Brasil de Petróleo S.A. in their marketing and planning areas, before joining Banco Nacional, where he has been active in the commercial area for six years. Mr. Costa received a degree in Business Management, a post-graduate degree in Economics and an MBA from Dom Cabral Foundation (Fundação Dom Cabral).

     Romildo Gonçalves Valente – Mr. Valente began his career in the financial market in 1997 at Banco Pactual S.A., and joined us in 1998 in the position of Officer responsible for our credit card transactions sector. Since 2005, he has been serving as middle market companies sales Director, in charge of Sao Paulo and the southern region of Brazil. Before that he was responsible for the cash management and loans products area. Mr. Valente graduated in Electrical Engineering with a specialization in Electronics from the Military Institute of Engineering (Instituto Militar de Engenharia). He holds an MBA in Financial Engineering from MIT Sloan School of Management and a Master's degree in Computing Science from the Military Institute of Engineering (Instituto Militar de Engenharia).

     Rubem Rollemberg Henriques – Mr. Henriques joined us in 1996 to be a regional Officer responsible for several branches located in the city of Rio de Janeiro. From 2002 to 2005, Mr. Henriques has been serving as Officer responsible for the coordination of our branches network and new business development area in retail banking. Presently, he is responsible for implementation the sales strategies of liabilities in retail banking. He worked at Banco Nacional S.A. from 1986 to 1995 and was responsible for development and marketing strategies of investment products. Mr. Henriques graduated in Business Management and in Systems Analysis from Rio de Janeiro Business Management University. Mr, Henriques received a post-graduate degree in Capital Market from Getúlio Vargas Foundation (Fundação Getúlio Vargas) and MBA from PDGExec-IBMEC (Instituto Brasileiro de Mercado de Capitais).

     Rubens dos Reis Cavalieri – Rubens Cavalieri joined Unibanco in September 2002. Currently responsible for the corporate finance area, coordinating the M&A and Capital Markets practices. Mr. Cavalieri led the teams that recently concluded the R$ 813 million COPASA and R$ 480 million OHL IPOs, and the R$ 340 million Iochpe Maxion and US$2 billion Unibanco Units block trades. Before joining Unibanco, Mr. Cavalieri was a senior banker in UBS Warburg and before that he held the same position within Citigroup. Mr. Cavalieri holds a Bachelor degree in Science in Mechanical Engineering from ITA – Air Force Institute of Technology and an MBA in Finance from Califonia State University.

     Sérgio Ricardo Juruena da Costa Braga – Mr. Braga is the Officer responsible for the companies in the North Area. Mr. Braga has worked at Unibanco since December, 2003. He began his career at the investment bank BBM in 1989, where he acted as manager of the proprietary treasury at the exchange, debts and share market desks, accumulating relevant experience and knowledge in the functioning of the financial market and in national and foreign economies. In 2001, he assumed the management of BBM, being responsible for the financial company of the group, Creditec CFI, until its acquisition by Unibanco in December 2003. He has a degree in Electronic Engineering from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and holds an MBA from Getulio Vargas Foundation (Fundação Getúlio Vargas) in Rio de Janeiro.

     William Mcdougall Bethlem – Mr. Bethlem is the Officer responsible for the International Operations and Global Distribution. Before that he acted as vice-president of Bartertrade International, Inc. from 1989 until 1990, From 1991 until 1994Mr. Bethlem acted as Vice-President, dealer of fixed income at Citicorp Securities Inc.. He also has worked as a Vice-President, dealer of fixed income at Goldman Sachs & Co. from 1994 until 1997 and as an Executive Officer from 1997 until 1998. Mr. Bethlem joined us in 1999 and served as an Executive Officer of Unibanco Securities Ltd. until 2001, when he became President of Unibanco Securities Inc., where he stayed until October 2005. Mr. Bethlem has a degree in Economics from Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro and holds an MBA from Harvard Business School.

Unibanco Holdings

     Unibanco Holdings is managed by its:

  Board of Directors (Conselho de Administração), consisting of six directors; and
  Board of Officers (Diretoria), consisting of four officers.

     The Board of Directors is Unibanco Holdings’ decision-making body. It determines Unibanco Holdings’ general corporate guidelines and policies by:

  establishing its corporate strategy;
  reviewing its business plans; and
  supervising and monitoring the activities of its officers.

     The Board of Officers is elected by the Board of Directors, and is responsible for the management and supervision of Unibanco Holdings’ corporate activities. It follows and ensures compliance with Unibanco Holdings’ general corporate guidelines and policies established by the general shareholders meetings, by Unibanco Holdings’ Board of Directors and pursuant to its by-laws. The members of the Board of Officers have the power to act on behalf of Unibanco Holdings pursuant to its by-laws.

As of the date of this annual report, the directors and officers of Unibanco Holdings are:

Directors	Position	Date of Birth

Roberto Konder Bornhausen	Chairman	October 22, 1933
Pedro Moreira Salles	Vice Chairman	October 20, 1959
Gabriel Jorge Ferreira	Director	October 13, 1935
Guilherme Affonso Ferreira	Director	May 9, 1951
Israel Vainboim	Director	June 1, 1944
Tomas Tomislav Antonin	Director	January 29, 1938
Zinner

Officers	Position	Date of Birth

Israel Vainboim	Chief Executive Officer	June 1, 1944
Geraldo Travaglia Filho	Officer	May 26, 1951
José Lucas Ferreira de Melo	Officer	December 30, 1956
Marcelo Orticelli	Officer	March 20, 1965

     Each director is elected for a one-year term by the general shareholders meeting and they may be re-elected to subsequent terms. If a director resigns, they remain in office, or their position remains vacant, until the election of their successor. The current directors of Unibanco Holdings were elected at the Ordinary Shareholders’ meeting held on April 12, 2006.

     In accordance with the Shareholders Agreement of Unibanco Holdings, each of its major shareholders may, at their sole discretion, select one person to serve as a member of its Board of Directors, provided that such person is elected in a general shareholders meeting. Currently, there is one director of Unibanco Holdings who was selected by one of the major shareholders of Unibanco Holdings: Mr. Guilherme Affonso Ferreira, selected by Bahema Group. For a description of Unibanco Holdings’ major shareholders see “Item 7.A. Major Shareholders.”

     The members of the Board of Officers of Unibanco Holdings are elected for one-year terms and they may be re-elected to subsequent terms. If an officer resigns, they remain in office, or their position remains vacant, until the election of their successor. The most recent Unibanco Holdings’ shareholders meeting was held on April 12, 2006. All members of the Board of Officers of Unibanco Holdings were elected at the Board of Directors’ meeting held on April 12, 2006.

     The biographies of those directors and officers of Unibanco Holdings who are not members of our Board of Directors or our Board of Officers are summarized below:

Directors

     Guilherme Affonso Ferreira – Mr. Ferreira has been serving as a member of the Board of Directors of Unibanco Holdings since December 14, 1994. Mr. Ferreira also served as investment analyst in Banco Noroeste, and as President of several companies of the Bahema Group. Mr. Ferreira received a degree in Production Engineering from the Polytechnic School of the University of São Paulo (Universidade de São Paulo) and holds a post-graduate degree in Economics and Politics from Macalester College, in Minneapolis.

     Roberto Konder Bornhausen – Mr. Bornhausen joined Unibanco group in 1969. From 1969 until 1997 he was Executive Director, Executive Vice President, President, Vice Chairman and Chairman of the Board of Unibanco. He has held the position of Chairman of the Board of Unibanco Holdings since 1997. He was Member of The National Monetary Council, President of the Latin American Federation of Banks (Felaban), twice President of the Brazilian Banks Federation (Febraban),and President of the National Confederation of Financial Institutions (CNF). He received his degree as an agriculture engineer from the Federal University of Rio de Janeiro in 1995.

     Tomas Tomislav Antonin Zinner – Mr. Zinner holds a B.A. degree in Economics from the Federal University of Rio de Janeiro and did graduate work at the Department of Economics of the University of Chicago while on an OEA scholarship. Mr. Zinner is a member of the Board of Unibanco Holdings. He joined Unibanco in 1965 as the Investment Banking Director. Throughout his career at Unibanco, he has held several senior positions, including head of the International Area, Chief Credit Officer, head of Commercial Banking, and the President and Chairman of the Board. Mr. Zinner has served on several boards of both private and public institutions and is currently a member of the boards of Banco Fininvest, Unibanco AIG Seguros, Confab, SBCE and CP Cimentos, in addition to his position on the Board of Unibanco Holdings. As Chairman of the Board of Institute Unibanco he is responsible for the philanthropy and community strategy of the Unibanco Group. Mr. Zinner is also on the Board of Advisors of TNC and is the Vice President of the Brazilian board and vice Chairman of the Board of Trustee of CEBRI a Brazilian think tank focusing on international relations.

6.B Compensation

Unibanco

Compensation

     Our shareholders establish the maximum annual aggregate compensation of our directors, members of the Audit Committee and officers at their annual shareholders meeting. In 2005, the maximum aggregate compensation for members of our Board of Directors, Board of Officers and Audit Committee was:
  R$6,700,000 for all of our directors and Audit Committee members; and
  R$113,400,000 for all of our officers.

     For the year ended December 31, 2005, our directors, Audit Committee members and officers (97 persons as of such date) were collectively paid approximately R$114 million for their services. The directors and officers of all our companies, including Unibanco, received aggregate compensation of approximately R$142 million for the year ended December 31, 2005.

     For 2006, the maximum aggregate compensation for our Board of Directors, Board of Officers and Audit Committee members will be:

  R$23,000,000 per year for our directors and Audit Committee members as a group; and
  R$170,000,000 per year for our officers as a group.

     The compensation due to our directors, members of the Audit Committee and officers as salary is paid monthly. In addition, the maximum aggregate compensation mentioned herein includes the amounts to be paid under our bonus program. However, please note that the criteria for granting and paying bonus vary according to the activities performed by the different areas and therefore, the payment of the bonus may vary in accordance with the department and activities performed by each member.

     Our directors, Audit Committee members and officers may participate in the same pension plan available to all of our employees. The total amount paid to provide pension, retirement and similar benefits for the year ended December 31, 2005 was R$15 million for all of our companies’ employees.

Directors and Officers Stock Option Plan

     On October 31, 2001, our shareholders approved a stock option plan. Through this stock option plan we are able to offer our managers the opportunity to own shares in Unibanco and to thereby benefit from increases in the value of our stock.

     On April 8, 2004, our shareholders approved an amendment to the stock option plan which provides that (i) managers may not exercise their options or sell their relevant shares when we or Unibanco Holdings are prohibited by law from selling our own shares; (ii) option exercises may be fulfilled with treasury shares or with shares issued in capital increases; and (iii) the exercise period for options may be extended under limited circumstances from five to eight years.

     Under the plan, stock options are granted to select managers for a price based on the market price of our shares at the date of such grant. A special committee, composed of four to six members elected by the President of the Board of Officers of Unibanco, as well as of one member of the Board of Directors of Unibanco Holdings, is responsible for establishing the vesting period of the stock options, which shall be between two and eight years, as well as other specific characteristics of each grant, such as the beneficiaries and the number and amount of options. This committee may not grant options that in any year would represent more than 1% of our total authorized capital and there may not be outstanding options representing, in the aggregate, more than 10% of our total authorized capital at any time.

     The objective of the stock option plan is to foster high performance and a long-term commitment from our management, in addition to attracting, retaining and motivating our directors and officers. We began granting stock options on January 21, 2002, with a vesting period of at least three years. As of March 31, 2006, 78 of our managers had exercised their options to purchase a total of 2,163,820 Units. As of the same date, 101 of our managers had still outstanding options to purchase 9,609,515 of our Units. For the year ended December 31, 2005, we recognized R$ 4.2 million of compensation expenses related to our stock option plan.

Unibanco Holdings

     The shareholders of Unibanco Holdings establish the annual maximum aggregate compensation of directors and officers at their annual shareholders meeting.

     In 2005, the maximum aggregate compensation for Unibanco Holdings’ Board of Directors and Board of Officers was:

  R$1,200,000 per year for the members of the Board of Directors of Unibanco Holdings as a group; and
  R$1,200,000 per year for the members of the Board of Officers of Unibanco Holdings as a group.

     In 2005, the directors and officers of Unibanco Holdings collectively (ten persons as of December 31, 2005) received, for services in all capacities to Unibanco Holdings, aggregate compensation of approximately R$60,000. This amount also includes discretionary bonuses based on the profitability of Unibanco Holdings.

     For 2006, the maximum aggregate compensation for Unibanco Holdings’ Board of Directors and Board of Officers shall be:

  R$1,200,000 per year for the members of the Board of Directors of Unibanco Holdings as a group; and
  R$1,200,000 per year for the members of the Board of Officers of Unibanco Holdings as a group.

Affiliates and Subsidiaries

BWU Comércio e Entretenimento Ltda. (formerly BWU Vídeo Ltda.)

     As of April 30, 2006, executive officers and members of management of BWU Comércio e Entretenimento Ltda. (“BWU”) owned approximately 0.3458% of its outstanding ownership interests, or quotas, under a stock option plan. According to such stock option plan, the Board of Officers of BWU may grant to executive officers and members of management the option to purchase up to 3.9825% of the quotas issued by BWU.

6.C Board Practices

     Our and Unibanco Holdings’ directors and senior management have not entered into any service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

     Neither we nor Unibanco Holdings have a remuneration committee.

     Pursuant to our by-laws and to Central Bank regulations, we have appointed an audit committee since April 30, 2004. Additional information regarding the Central Bank’s audit committee regulations may be found in “Item 4.B Business Overview—Regulation and Supervision.”

     Our by-laws require that our Audit Committee be composed of three to five members, each of whom is elected by our shareholders to a five-year maximum term of office. Our Audit Committee’s Chairman is elected by our Board of Directors. The members of our Audit Committee may be replaced as follows: (i) in case of a temporary replacement, the Chairman of our Audit Committee will be replaced by another member chosen by the Chairman (ii) in the case of a vacancy such position would be filled by an individual appointed by our Board of Directors. A substitute member will serve on the Audit Committee until such time as our shareholders elect a replacement member to the Audit Committee.

    The following individuals were elected to five-year terms as members of our Audit Committee at our April 30, 2004 Ordinary Shareholders Meeting: Gabriel Jorge Ferreira, Eduardo Augusto de Almeida Guimarães and Guy Almeida Andrade. Our Audit Committee is required by Brazilian legal requirements to be a statutory body created through a shareholders resolution and, therefore, it must be a separate body from our Board of Directors. As a result, of the three members of our Audit Committee, only Mr. Ferreira is a member of our Board of Directors. In addition, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors of a company. Therefore, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Securities Exchange Act, for purposes of choosing and hiring our independent auditors for audit services provided to our subsidiaries or to us. Except in these respects, our audit committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee is not an audit committee of our Board of Directors, but, as required under Central Bank regulations, is a separate organ from our Board of Directors, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard. For more information see “Item 16.D - Exemptions from the Listing Standards for Audit Committees.”

     The members of our Audit Committee are compensated by us and do not receive any other compensation from our affiliates. In accordance with the Brazilian Central Bank regulations, Audit Committee members who also serve on the Board of Directors may choose to receive compensation for their service on the Audit Committee or their service on the Board of Directors, but not both. The powers of the Audit Committee are set forth in Article 38 of our by-laws. Among other things, the Audit Committee is responsible for:

  recommending to the board the appointment of and, if necessary, the replacement of, our independent auditors;
  overseeing the work of our independent auditors;
  reviewing our financial statements, including the explanatory notes, management reports and independent auditors’ report and the reports issued by the independent auditors of each of our consolidated subsidiaries;
  analyzing the effectiveness of our internal and independent audit procedures and compliance by management with the audit policies and procedures established by the internal and independent auditors; and
  meeting with our management to verify management’s compliance with the audit committee’s recommendations.

     Our Audit Committee holds regular quarterly meetings and also meets whenever our corporate interests so require. Since its creation, the Audit Committee has held meetings at least once a month and has supervised all of our audit activities, including the activities of our affiliates and main subsidiaries. The decisions of the Audit Committee are taken by a majority of votes at a meeting where a majority of the elected members of the Audit Committee are present. In the event of a tie, the Chairman, in addition to his own vote, is entitled to cast the tie-breaking vote.

     On November 25, 2004, the Audit Committee’s charter was approved by the Board of Directors. Our Board of Directors believes that the establishment of the Audit Committee has strengthened our internal controls and corporate governance and they rely on the activities performed by the Audit Committee to assist with their oversight and administration of our business and operations.

     Unibanco Holdings is not required by Brazilian Law to have its own Audit Committee. Notwithstanding the foregoing, Unibanco Holdings has an Audit Committee, which was established by Unibanco Holdings´ Board of Directors in order to comply with the requirements set forth in Rule 10A-3 of the Securities Exchange Act of 1934 and the NYSE Listed Company Manual.

     Pursuant to the internal regulations of Unibanco Holdings, Unibanco Holdings’ Audit Committee is composed of one member who is elected by Unibanco Holdings’ Board of Directors.

     Mr. Gabriel Jorge Ferreira, who is also the Chairman of our Audit Committee and a member of ours and Unibanco Holdings’ Board of Directors, was elected as the sole member of the Unibanco Holdings’ Audit Committee at Unibanco Holdings’ August 26, 2005 Board of Directors Meeting.

     The responsibilities of the Unibanco Holdings’ Audit Committee encompass the following activities, among others:

  recommending to the board the appointment of and, if necessary, the replacement of, Unibanco Holdings’ independent auditors;
  overseeing the work of Unibanco Holdings’ independent auditors;

  reviewing Unibanco Holdings’ financial statements, including the explanatory notes, management reports and independent auditors’ report and the reports issued by the independent auditors of each of Unibanco Holdings’ consolidated subsidiaries;
  analyzing the effectiveness of Unibanco Holdings’ internal and independent audit procedures and compliance by management with the audit policies and procedures established by the internal and independent auditors; and
  meeting with Unibanco Holdings’ management to verify management’s compliance with the Audit Committee’s recommendations.

     As mentioned above, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors of a company.  As a result, the Board of Directors of Unibanco Holdings acts as Unibanco Holdings’ Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of choosing and hiring Unibanco Holding´s independent auditors for audit services provided to Unibanco Holdings and its subsidiaries. Except in this respect, Unibanco Holdings’ Audit Committee is comparable to and performs the functions of audit committees of U.S. companies.

6.D Employees and Human Resources

     Our human resources area, known as “Pessoas”(People), is committed to promoting professional growth and aligning the interests of our employees with our strategic objectives. Unibanco People develops tools for improving the process of managing our employees, focusing on professional training and development, capturing and attracting new talent, developing incentive and recognition programs and improving relations with the in-house community (employees) and the external community (government bodies and unions).

     As of December 31, 2005, we had 29,504 employees, an increase from 27,408 in December 2004.

     The following table shows the number of our employees grouped by business area:

	Number of Employees as of December 31,

Area	2003	2004	2005

Retail Branches	11,425	10,981	11,073
Corporate-Site Branches	1,041	1,053	1,009
Unicard	643	197	223
Hipercard	-	211	57
Wholesale	1,335	390	366
Insurance	1,429	1,322	1,301
Unibanco Asset Management	196	96	89
Banco1.net	250	-	-
Banco Dibens	92	47	-
Fininvest (1)	2,173	2,831	3,755
Others	9,041	10,280	11,631

Total	27,625	27,408	29,504

___________________________________
(1)    Includes the Hipercard’s sales force in 2005.

     The following tables set forth the number of Unibanco employees grouped by title and region:

	Number of Employees as of December 31

Title	2003	2004	2005

Officer	169	150	115
Superintendent	384	358	316
Manager	2,025	2,087	2,300
Others (1)	25,047	24,813	26,773

Total	27,625	27,408	29,504
_______________________________ (1) Includes employees in foreign offices.

	Number of Employees As of December 31,

Region	2003	2004	2005

Southeast	22,484	21,866	23,235
South	2,257	2,244	2,358
Northeast	1,720	2,025	2,513
Center-East	789	792	892
Foreign Offices	256	353	343
North	119	128	163

Total	27,625	27,408	29,504

     We believe that we have a good relationship with our employees and their unions. Approximately 41% of our employees are members of a union. Collective bargaining agreements with the bank employees’ unions typically have 12-month terms and are subject to renewal in September of each year.

     There were no significant labor disputes or strikes in 2003 during the negotiations of our collective bargaining agreements with our employees. In 2004, negotiations were hampered by political differences between bank employees, union members and unified public and private sector banks campaigns. A national strike of all bank sector employees occurred on September 15, 2004 and lasted 21 days. Labor negotiations in 2005 were concluded more expeditiously than in 2004, although there was brief strike of financial sector employees. This strike did not have any material impact on us since most of our employees did not participate.

     Since April 1996, we have offered a profit sharing plan based on pre-established management and financial goals. All of our employees are eligible to participate in the program. Our profit sharing plan absorbs at least 5% of our net income during each quarter. In 2005, we distributed R$441 million to our employees under our profit sharing program.

     We offer our outstanding senior managers the opportunity to become shareholders. Our Stock Option Program awards exceptional performance and contribution to the group’s development. As of December 31, 2005, we had granted 12,317,730 stock options exercisable for Units under this program. The exercise period for these options began on January 21, 2005 and will continue until September 18, 2011. Options may be exercised at an average price of R$11.84 per option. During 2005, 1,432,889 options were exercised.

     Since October 2004, we have offered all of our employees our “Futuro Inteligente” pension plan which is a defined pension contribution plan. As of December 31, 2005 approximately 7,175 people had joined the program.

     In 2005, we invested approximately R$34 million in training and development activities for our employees, including MBA programs in Brazil and abroad, and courses such as “Atendendo com excelência” (Providing Service with Excellence) and “Programa Formação de Gerentes” (Management Training Program). We have been undertaking Employee Satisfaction Surveys since 1997. These surveys are conducted by external consultants and they are an important factor in our ability to assess the organizational climate, identify areas in need of improvement and take required actions to provide employees with concrete solutions to foster a healthy working environment that supports personal development. In 2005, the general satisfaction index of our employees was 75% and the motivation index reached a historical record of 77%.

UNIBANCO HOLDINGS

     Unibanco Holdings, a corporation organized under the laws of Brazil, controls Unibanco through its ownership of Unibanco’s shares. As of May 31, 2006, Unibanco Holdings held 97.1% of Unibanco’s outstanding common shares and 12.4% of Unibanco’s outstanding preferred shares. Unibanco Holdings engages in no activities other than holding our shares.

6.E Share Ownership

Equity Ownership of Directors and Officers

     See “Item 7.A Major Shareholders” for a description of the stock ownership of our directors and officers (as a group) in Unibanco and see “Item 6.B Compensation—Unibanco—Directors and Officers Stock Option Plan” for a description of our stock option plan for selected members of management.

     Beginning in September 1988, we established a stock purchase plan pursuant to which our officers and directors, and those of our subsidiaries, could purchase preferred shares in installments from one of our subsidiaries, which was incorporated, on January 29, 2001 by E. Johnston Representação e Participações S.A., or E. Johnston, a company controlled by the Moreira Salles family.

     Since the implementation of our new directors’ and officers’ stock option plan in 2001, we no longer sell shares under the E. Johnston purchase plan.

     On April 15, 2004, E. Johnston’s shareholders approved a reduction of capital pursuant to which preferred shareholders received Units held by E. Johnston in exchange for their preferred shares.

     Units held under such stock option plan are eligible for repurchase by E. Johnston or may be traded directly in the stock market, upon the retirement, death or permanent incapacity of the participants in our stock option plan, upon completion of the terms and conditions established in such plan or upon the participants leaving Unibanco.

     As of May 31, 2006, apart from their direct ownership of our capital stock, members of our Board of Directors, officers and members of our management held Units under the E. Johnston stock purchase plan representing approximately 0.08860355 % of our capital and 0.150336936% of Unibanco Holdings’ capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

Unibanco

     Each of our common shares entitles its holder to one vote at any shareholders meeting. Unibanco Holdings controls us through its ownership of common shares representing 97,1% of our voting interest, on May 31, 2006.

     On August 30, 2004, we implemented a reverse stock split of our common and preferred shares, including Units, in the ratio of 100 shares to one share. The information provided in this section has been adjusted to reflect this reverse stock split.

     The following table shows the beneficial ownership of our outstanding common and preferred shares as of May 31, 2006. We believe that only those shareholders mentioned in the table below hold more than 5% of either class of our shares.

	Unibanco Common Shares		Unibanco Preferred Shares

Shareholder	Number	% of Total	Number	% of Total

Unibanco Holdings	733,592,492	97.08%	79	12.19%

Float (1)	22,065,363	2.92%	559,219,559	85.61%
Directors and Executive Officers(2)	313	0.00%	4,354,843	0.67%
Treasury	0	0.00%	9,968,060	1.53%

Total	755,658,168	100,00%	653,200,164	100.00%

(1)	Consisting of our floating shares in the market.
(2)	Comprises all of our Directors and Executive Officers.

Unibanco Holdings

     Each of Unibanco Holdings’ common shares entitles its holder to one vote at any shareholders meeting. E. Johnston Representação e Participações S.A., or E. Johnston, a company controlled by the Moreira Salles family, controls Unibanco Holdings through its ownership of common shares representing 92.51% of its voting interest on May 31, 2006.

     On August 30, 2004, Unibanco Holdings implemented a reverse stock split of its common and preferred shares, including Units, in the ratio of 100 shares to one share. Therefore, the information provided in this section has been adjusted to reflect this reverse stock split.

     The following table shows the beneficial ownership of the outstanding common and preferred shares of Unibanco Holdings as of May 31, 2006. We believe that only those shareholders mentioned in the table below hold more than 5% of either class of shares of Unibanco Holdings.

	Unibanco Holdings		Unibanco Holdings
	Common Shares		Preferred Shares

Shareholder	Number	% of Total	Number	% of Total

Moreira Salles Group, through E.	256,133, 816	92.51%	102,842	0.02%
Johnston Representação e
Participações, S.A.

Bahema Group	14,568,913	5.26%	0	0.00%
Sul America Group	6,165,218	2.23%	0	0.00%
Float (1)	3	0.00%	531, 924,902	96.10%
Directors and Officers(2)	2	0.00%	4,354,517	0.79%
Treasury	0	0.00%	17,083,659	3.09%

Total	276,867,952	100.00%	553,465,920	100.00%

(1)	Consisting of Unibanco Holdings floating shares in the market.
(2)	Comprises all of the Directors and Executive Officers of Unibanco Holdings.

     On May 31, 2006, we had 83,283,826 outstanding Global Depositary Shares, or GDSs, held by approximately 17 record (registered) holders. Each GDS was represented by five Units 29.8% of our total preferred shares and 51.2% of Unibanco Holdings’ total preferred shares were held in the United States in the form of GDSs. The Shareholders’ Extraordinary Meeting, held by us and by Unibanco Holdings on June 29, 2006, approved a change of the ratio of the GDSs to Units. The proposed ratio change, of one (1) GDS per every ten (10) Units is pending approval by the Brazilian Securities Commission.

Significant Changes in Ownership

     On September 30, 2003, Mizuho Corporate Bank Ltd., or Mizuho, and Commerzbank AG, or Commerzbank, sold an aggregate of approximately 58 million of our Units in a global secondary offering in Brazil, the United States and elsewhere. The number of Units sold represented 9.36% of our non-voting capital and 11.66% of the non-voting capital of Unibanco Holdings. As a result of this global offering, (i) Mizuho liquidated its entire equity interest in us; prior to the offering Mizuho’s indirect and direct holdings represented 4.8% of our outstanding preferred shares and (ii) Commerzbank reduced its ownership of our outstanding preferred shares from 8.8% to 5.2% . However, we expect to maintain our current commercial relationships with Mizuho.

     In June 2004, we announced the acquisition of the entire capital of Banco BNL do Brasil S.A., or BNL Brasil, from Banca Nazionale del Lavoro S.p.A, or BNL, and its subsidiary BNL International Investments S.A., or BNL II. BNL Brasil’s total capital was valued approximately at R$110 million, and BNL received 10 million of our Units in this transaction, representing, directly and indirectly, 1.43% of Unibanco’s capital.

     On February 4, 2005, Commerzbank and BNL sold an aggregate of approximately 46 million of our Units in a global secondary offering to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States, and (iii) institutional investors and other investors elsewhere outside Brazil and the United States. As a result of this offering, Commerzbank and BNL have liquidated their entire direct and indirect equity interests in us, which prior to the offering represented 5.2% and 1.6% of our outstanding preferred shares, respectively. However, we expect to maintain our current commercial relationships with Commerzbank and BNL.

     On September 13, 2005, Caixa Brasil, SGPS, S.A. sold an aggregate of approximately 86 million of our Units in a global secondary offering to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States, and (iii) institutional investors and other investors elsewhere outside Brazil and the United States. As a result of this offering, Caixa Brasil, SGPS, S.A. has liquidated its entire direct and indirect equity interest in us and Unibanco Holdings, which prior to the offering represented 13.19% of Unibanco and 15.57% of Unibanco Holdings preferred shares. However, we expect to maintain our current commercial relationships with Caixa Brasil, SGPS, S.A. These are the only significant changes in the ownership of Unibanco Holdings’ shares and our shares during the past three years.

7.B Related Party Transactions

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

     Under Brazilian law, financial institutions may not grant loans or advances to affiliates, statutory officers, directors or their family members, nor to any enterprises in which such parties, with few exceptions, own more than 10%. Therefore, we have not made any loans or advances to any such persons. For the purposes of this law, affiliates include companies in which a financial institution holds 10% or more of the capital stock or which hold 10% or more of a financial institution’s capital stock. This prohibition is not applicable to Unibanco Holdings nor to any of our non-financial subsidiaries and it does not limit our ability to enter into transactions in the interbank market with our affiliates that are financial institutions (For additional information, see note 4 to the financial statements).

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

Loans in Connection with the Units Offering

     To assist our employees and our subsidiaries in purchasing Units in both the February 2005 and the September 2005 secondary global offerings of Units, Instituto Pedro di Perna, an institution supported by us and our subsidiaries’ employees, financed Units purchased by such persons in the retail offerings in Brazil, up to a limit of three times their respective monthly wage.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

LEGAL PROCEEDINGS

   Overview

     We are a party to numerous lawsuits and administrative proceedings that have arisen during the normal course of our business. Our financial statements only include reserves for probable and reasonably estimable losses and expenses that we may incur in connection with pending litigation or administrative proceedings, or as otherwise required by Brazilian law. At December 31, 2005, our reserves for such contingencies were approximately R$2,707 million, which we believe would be sufficient to meet probable and reasonably estimated losses in the event we receive an unfavorable ruling in any of the legal proceedings to which we are a party. However, we cannot provide any assurance that these reserves will be sufficient to meet our potential losses. We believe that any potential liabilities related to these lawsuits and administrative proceedings will not have a material adverse effect on our financial condition or results.

   Civil Litigation - General Information

     We are involved in numerous civil lawsuits that have arisen during the normal course of our business. We are not able to currently predict the amounts involved in all of such claims, due to the nature of the matters involved. However, we believe that any potential liabilities related to these lawsuits will not have a material adverse effect on our financial condition or results. We are a party to (a) certain lawsuits filed against us by the former controlling shareholders of certain Brazilian financial institutions that were acquired by us, (b) certain lawsuits filed by individual minority shareholders related to equity losses arising from corporate reorganizations associated with our acquisition of certain Brazilian financial institutions, (c) several class action suits that are primarily related to our banking activities and Brazilian government economic policies (we are a defendant in these lawsuits with certain other Brazilian financial institutions) and (d) various other lawsuits. We have detailed below the most significant civil lawsuits that we are currently involved in:

Banco Nacional Acquisition Claims

     Actions Related to the Former Controlling Shareholders of Banco Nacional. On November 18, 1995, the Central Bank of Brazil authorized us to acquire certain assets and liabilities of Banco Nacional S.A. (“Banco Nacional”). In connection with such acquisition, the former controlling shareholders of Banco Nacional filed suit against the Central Bank of Brazil, Unibanco Holdings and us, alleging damages caused by such sale and demanding compensation totaling R$1,5 billion. Based on the plaintiffs’ initial petition and the advice of our legal advisors, we have not provisioned any funds in connection with this lawsuit because we believe that it is unlikely that the plaintiffs will prevail.

Citizen’s Action.

     We are a party to a lawsuit initiated as a citizen’s action (ação popular) against Banco Nacional, the Central Bank of Brazil and us. This lawsuit claims that certain loans, totaling approximately R$2 billion in their original amount, were fraudulently granted to Banco Nacional by the Central Bank of Brazil. We are involved in this lawsuit because the plaintiffs allege that a portion of the proceedings from such loans was transferred by Banco Nacional to us under the assets and liabilities acquisition mentioned above. The citizen’s action seeks a judgment declaring all such loans to be null and void and demands the repayment of the amounts disbursed by the Brazilian Treasury. In June 1997, a lower Court of Appeals removed us from the claim. This decision was appealed by the plaintiffs. Such appeals were rejected by the Superior Court of Justice and by the Federal Supreme Court. In October 2005, the Federal Supreme Court decided that the competent court to hear the case was the federal court and the appeal was sent to a lower court. We have not provisioned any amounts in connection with this lawsuit because we anticipate that the lower court will reject the plaintiffs’ appeal and will affirm our removal from this lawsuit.

Litigation Arising from Government Economic Stabilization Plans

     Between 1986 and 1994, several Government economic stabilization plans caused intense litigation against banks, including us. In addition to lawsuits brought by individual investors, we are a party to 12 lawsuits brought by consumer protection associations or public attorneys. In all such lawsuits, plaintiffs have argued that the official inflation and/or deflation indices established by such plans did not reflect true inflation. The banks have argued that the Government should be the defendant, as the banking industry was only acting in compliance with federal laws and regulations in this regard. The Federal Supreme Court has yet to take a clear position on claims related to such plans. We have recorded provisions for such claims and therefore, even if such claims were decided against us, we do not believe that we would experience a materially adverse impact on our financial statements.

   Tax Litigation

     We are involved in several tax disputes, including judicial lawsuits and administrative proceedings, mainly relating to the constitutionality and legality of certain taxes imposed on us by the Brazilian government, among which the most relevant are claims in connection with: (i) the expansion of the calculation basis of PIS and COFINS set forth by Law 9.718, (ii) the imposition of different rates of social contribution taxes on income (CSLL) to the Financial System and its imposition on companies with no employees, and (iii) the imposition of CPMF tax on leasing companies.

     As of December 31, 2005, we have provisioned approximately R$1,581 million in connection with our tax pending disputes. It is our policy to not record provisions for administrative tax proceedings when the probability of loss is remote or possible. It is our policy to record provisions for lawsuits in connection with tax matters only when we believe it is probable that we will incur losses as a result of such disputes or when we are required to do so under Brazilian law.

     On November 9, 2005, the Federal Supreme Court ruled that the expansion of the calculation basis used to assess PIS and COFINS taxes was unconstitutional. Although we were not a party to the dispute in question, this ruling indicates that we will be successful in our claims related to this issue. Notwithstanding the foregoing, until we are granted a final decision on our claims relating to this issue, we will continue to follow the guidance of the FAS 5 “Accounting for Contingencies” and (i) will maintain the provision of R$570 million that we have allocated for such disputes and (ii) we will not recognize any future recoverable amounts. We cannot state at this time when we will receive a ruling in these disputes.

     We are also a party to an administrative proceeding contesting the Federal Government’s assessment of income tax and CSLL tax from 1996 to 2000. As of December 31, 2005, the approximate amount at issue in such administrative proceeding was R$653 million. We received a partially favorable decision on this administrative proceeding from the Taxpayers’ Council (“Conselho de Contribuintes”) with respect to all items at issue except for part of the deduction of (i) the premium paid for the acquisition of the Banco Nacional clients’ portfolio, and (ii) the losses in the renegotiation of certain loans. Based on the advice of our external counsel, we believe that we have a reasonable likelihood of success on our claims and have elected to continue the dispute in Brazilian tax courts.

     In addition, Unibanco Holdings is involved in a tax dispute relating to the assessment of PIS and COFINS on earnings from interest on capital stock (“juros sobre capital próprio”). Unibanco Holdings has already received a favorable decision on this matter from the lower courts, but it is currently subject to appeal by the Government and to further analyses by a superior court. We have provisioned R$98 million in connection with this dispute.

     We understand that we have made adequate provisions for our pending tax disputes, and we believe that an unfavorable outcome in some or all of the pending tax disputes to which we are party, or our eventual decision to make additional provisions, would not have a material adverse effect on our business.

Labor Litigation

     Labor unions and former employees have filed several lawsuits against us seeking compensation for alleged violations of their labor rights. There are currently approximately 12,000 labor claims filed against us. Our individual labor lawsuits primarily relate to overtime pay and salary parity. Our collective labor lawsuits primarily relate to strikes and salary differences resulting from economic plans established by the Federal Government. We regularly enter into settlement agreements with our former employees. For the fiscal year ended December 31, 2005, we paid approximately R$714 million in settlements with former employees and judgments imposed by the labor courts.

     Pursuant to the advice of our legal counsel, we provision funds for labor lawsuits based on the average amounts we paid for similar claims during the previous three-year period, plus the respective social security contribution and the income tax, with such provisions reviewed monthly. Based on the criteria mentioned above, we have provisioned approximately R$678 million as of December 31, 2005. We believe this amount is sufficient to cover all the losses that we may incur from such lawsuits.

Settlements Related to Banco Bandeirantes Claims

     Certain former controlling shareholders of Banco Banorte S.A. (“Banorte”) (a bank acquired by Banco Bandeirantes S.A. (“Banco Bandeirantes”) before we acquired Banco Bandeirantes) have initiated lawsuits against Banco Bandeirantes and Banorte, seeking the nullification of the acquisition of Banorte by Banco Bandeirantes, although this acquisition was approved by the Central Bank. Notwithstanding the foregoing, in May 2005, we reached an agreement with such shareholders pursuant to which they agreed to terminate all pending lawsuits and to waive all claims set forth in the lawsuits.

     In May 2005, Caixa Geral de Depósitos, as the former majority shareholder of Banco Bandeirantes, paid us an indemnity due under the Association Agreement that had been executed, among others, us and Caixa Geral de Depósitos, in the total amount of approximately R$238 million. This amount included (i) R$200 million for the settlement and full release of contingencies related to Banorte and (ii) R$38 million for the settlement and full release of contingencies related to Banco Bandeirantes, excluding certain contingencies related to certain Brazilian tax claims related to the allowance for loan losses for the years 1994 through 1997.

Dividend Distributions

     Brazilian law requires corporations to pay their shareholders a dividend distribution of at least 25% of net income.  For more information on our and Unibanco Holdings dividend distribution policies, see “Item 10.B Additional Information - Memorandum and Articles of Association.”

8.B Significant Changes

     Since December 31, 2005, neither we nor Unibanco Holdings have experienced any significant changes that would have a material impact on our Company or results of operations.

     On June 29, 2006, our shareholders and those of Unibanco Holdings approved respective shareholder resolutions pursuant to which, shareholders will receive a share dividend of one (1) new share of the same type for each existing common and preferred share of ours or of Unibanco Holdings that they are holding on the record date.  These resolutions and the operations contemplated therein are subject to the approval of the Central Bank.  For more information see “Item 10.B - Memorandum and Articles of Association - Description of Capital Stock.”

ITEM 9. THE OFFER AND LISTING

9.A Offer and Listing Details

     On December 1, 2005, Unibanco was chosen to join the Bovespa ISE (Corporate Sustainability Index), along with 27 other companies. Bovespa analyzed 121 listed companies to choose those with the best sustainability and corporate governance criteria for the ISE. In December 2005, the weight of our Units in the theoretical portfolio of the ISE Index was 9.569%.

     In order to be included in the ISE Index, a stock must meet the ISE’s sustainability and corporate governance criteria. The ISE is a joint initiative of the BOVESPA and the International Finance Corporation (IFC). This index is composed by stocks of companies committed to social responsibility and corporate sustainability.

     As of May 2, 2005, the Unit was included in the Ibovespa Index (Indice Bovespa) of the BOVESPA. For the period from May 2005 to August 2005, the weight of the Unit in the theoretical portfolio of the Ibovespa was 0.984%. The Ibovespa Index is currently composed of 56 stocks. In order to be included in this index, a stock must (i) be included in a group of stocks in which the sum of the Negotiability Indexes represents 80% of the accumulated value of the Negotiability Indexes of all individual stocks; (ii) have a participation above 0.1% of the BOVESPA’s total volume in the last 12 months; and (iii) trade in at least 80% of the sessions in the last 12 months. The inclusion in the Ibovespa Index was a step to increase the liquidity of our Units in the Brazilian market. In May, 2006, the weight of our Units in the theoretical portfolio of the Ibovespa Index was 1.623%.

     As of September 1, 2004, the Unit was included in the Brazil Index-50 (Indice Brasil-50), or IBrX-50 Index, of the BOVESPA. For the period from May 2005 to August 2005, the weight of the Unit in the theoretical portfolio of the IBrX-50 Index was 2.955%. The IBrX-50 Index is composed of the 50 stocks with the highest trade index on the BOVESPA and that were traded in at least 80% of the sessions in the last twelve months. In May 2004, we hired Latin Finance Advisory & Research S.A. and Ágora Senior Corretora de Títulos e Valores Mobiliários S.A., to act, respectively, as market advisor and market maker of the Units at the BOVESPA to increase the liquidity of our Units in the Brazilian market. In May, 2006, the weight of our Units in the theoretical portfolio of the IBrX-50 Index was 3.615%.

     On August 30, 2004, we consummated the reverse stock split of our and Unibanco Holdings’ respective common and preferred shares, including shares included in the Units, at the ratio of 100 shares to one share. We believe that the reverse stock split will provide more efficiency in our relationship with our shareholders, reduce operational costs and increase our stock liquidity.

     Our Units are listed and traded on the BOVESPA under the symbol “UBBR11” and are also listed and traded on the NYSE, in the form of GDSs, under the symbol “UBB”. Each GDS is equivalent to five Units.  However, if the change of ratio of Units to GDS, approved in our shareholders' meeting on June 29, 2006, is approved by the Brazilian Securities Commission, this ratio will change to one (1) GDS per every ten (10) Units.  For more information on this subject, see “Item 10.B. Memorandum and Articles of Association.  Our common shares and preferred shares and the preferred shares of Unibanco Holdings are listed and traded on the BOVESPA. Our common shares are listed under the symbol “UBBR3”, our preferred shares are listed under the symbol “UBBR4” and the preferred shares of Unibanco Holdings are listed under the symbol “UBHD6”.

9.C Markets

     The table below sets forth, for the indicated period, the high and low market prices of the GDSs, on the NYSE, in U.S. dollars, and the Units on the BOVESPA, in reais, as adjusted to reflect the reverse stock split, as well as the payment of dividends or interest on own capital in subsequent periods:

	NYSE		BOVESPA

	US$ per GDS		R$ per Unit (1)

	High	Low	High	Low

2001	33.00	13.00	10.01	5.66
2002	27.70	6.25	10.38	4.09
2003	25.21	9.60	13.02	6.04
2004	31.84	16.70	16.56	9.49
First quarter	27.14	21.42	13.96	11.32
Second quarter	25.95	16.70	13.54	9.49
Third quarter	24.23	19.67	13.45	11.04
Fourth quarter	31.84	24.05	16.56	12.86
2005	66.70	28.35	30.75	14.62
First quarter	39.39	28.35	19.97	14.62
Second quarter	38.90	32.38	18.08	15.71
Third quarter	52.69	34.61	23.30	16.01
Fourth quarter	66.70	47.31	30.75	21.00
2006
January 2006	85.00	64.50	37.81	27.94
February 2006	89.89	77.22	37.90	33.53
March 2006	90.00	72.52	38.20	31.35
April 2006	81.66	73.00	34.67	30.99
May 2006	86.49	58.85	35.71	28.30

(1) The Unit prices before August 30, 2004 were adjusted to reflect the reverse stock split.

ITEM 10. ADDITIONAL INFORMATION

10.B Memorandum and Articles of Association

Summary of the By-laws of Unibanco—União de Bancos Brasileiros S.A. and of Unibanco Holdings S.A.

     We are a financial institution incorporated under the laws of the Federative Republic of Brazil, duly authorized to conduct business by the Central Bank of Brazil. Our Corporate Taxpayers Enrollment Number (CNPJ) is 33.700.394/0001-40 and our Board of Trade of the State of São Paulo Enrollment Number (NIRE) is 35.300.102.771.

     Unibanco Holdings is incorporated under the laws of the Federative Republic of Brazil. Its Corporate Taxpayers Enrollment Number (CNPJ) is 00.022.034/0001 -87 and its Board of Trade of the State of São Paulo Enrollment Number (NIRE) is 35.300.140.443.

     The information below refers to our and Unibanco Holdings’ most recent by-laws, which include, respectively, the amendments approved by our shareholders and those that were approved by the shareholders of Unibanco Holdings’  on April 12, 2006 and June 29, 2006 and which are currently subject to the Central Bank’s approval.

Objectives and Purposes

Unibanco

     Our corporate objective and purpose, as described in article 2 of our by-laws, is to perform those operations and services that may be performed by financial institutions according to Brazilian Law. This includes conducting foreign exchange activities and participating in the share capital of other companies, pursuant to applicable legal and statutory provisions. However, we may not (i) acquire real estate not intended for our own use, with the exception of certain cases permitted by law or (ii) issue debentures or partes beneficiárias.

Unibanco Holdings

     Unibanco Holdings’ objective and purpose, as described in article 2 of its by-laws, is to participate in the share capital of other companies. Unibanco Holdings exclusively holds equity interest in Unibanco. It does not currently intend to conduct any activity other than holding Unibanco’s common shares and preferred shares, on a permanent basis.

Directors and Officers

Unibanco

     We are managed by: (i) a Board of Directors, and (ii) a Board of Officers.

     Board of Directors

     Our Board of Directors may consist of between four and eight directors at any given time. Directors are elected to a one-year term by our shareholders at the annual shareholders meeting. Pursuant to the Brazilian Corporation Law and our by-laws, only shareholders of a company are entitled to serve as directors of the company. Neither the Brazilian Corporation Law nor our by-laws specify a minimum number or class of shares that a director must own.

     Our Board of Directors ordinarily meets once each quarter in additional to any time that corporate interests so require. The decisions of our Board of Directors are taken by a majority of votes with the attendance of at least half of our directors. In the event of a tie, the Chairman (or the Vice Chairman if the Chairman is not present at the relevant meeting), in addition to his own vote, is entitled to cast the tie-breaking vote.

     Article 15 of our by-laws specifies that the age limit for serving on our Board of Directors is 65 years old. Such limit may be extended at the Board of Directors’ discretion.

     Article 16 of our by-laws lists the exclusive powers of our Board of Directors. Pursuant to this provision, the Board has the power, among other things, to:

  elect our Officers;
  determine the remuneration of each member of our Board of Directors, our Audit Committee and our Board of Officers, subject to the aggregate maximum amount approved by shareholders at the annual shareholders meeting;
  appoint and remove the independent auditors, taking into consideration the recommendation of the Audit Committee;
  determine the performance bonus of each member of our Board of Directors and our Board of Officers;
  establish general guidance regarding the conduct of our business and our policies; and
  decide on increases and decreases of our equity investments in other companies.

     Board of Officers

     Our Board of Officers may be composed of up to 150 members, including:

  one Chief Executive Officer;
  up to 10 Vice-Presidents; and
  up to 139 Executive Officers, Officers and Deputy Officers.

     All members of the Board of Officers are elected to a one-year term of office by our Directors at the Board of Directors meeting. The Board of Executive Officers is responsible for the management and supervision of our corporate activities and the Board of Officers has the power to act on our behalf in accordance with our by-laws.

     Article 20 of our by-laws specifies that the age limit for holding a position on our Board of Officers is 60 years old. However, our CEO may decide about the convenience of the reelection of an officer upon his/her 58th birthday. Such limit of 60 years old may be waived at the Board of Directors’ discretion. In addition, pursuant to the Brazilian Corporation Law and our by-laws, all of our officers must reside in Brazil.

Unibanco Holdings

     Unibanco Holdings is also managed by a Board of Directors and a Board of Officers.

     Board of Directors

     The Board of Directors may be made up of between five and eleven directors. Directors are elected to a one-year term by the shareholders at the annual shareholders meeting. Pursuant to the Brazilian Corporation Law and the by-laws of Unibanco Holdings, only shareholders of a company are entitled to serve as a director of the company. Neither the Brazilian Corporation Law nor Unibanco Holdings’ by-laws specify a minimum number or class of shares that a director must own.

     Unibanco Holdings’ by-laws do not specify an age limit for serving on the Board of Directors.

     Article 16 of Unibanco Holdings’ by-laws lists the exclusive powers of its Board of Directors. Pursuant to this provision, the Board has the power, among other things, to:

  elect the Officers of the company;
  determine the remuneration of each member of the Board of Directors and the Board of Officers, subject to the maximum aggregate amount approved by shareholders at the annual shareholders meeting;
  appoint and remove the independent auditors, taking in consideration the recommendation of the Audit Committee;
  establish general guidance regarding the conduct of Unibanco Holdings’ business and policies; and
  decide on increases and decreases of equity investments in other companies.

     The Board of Directors ordinarily meets twice a year and also meets whenever corporate interests so require. The decisions of the Board of Directors are taken by a majority of votes with the attendance of at least half of the directors. In the event of a tie, the Chairman (or the Vice Chairman if the Chairman is not present at the relevant meeting), in addition to his own vote, is entitled to cast the tie-breaking vote.

     Board of Officers

     The Board of Officers is made up of between three and five officers: one Chief Executive Officer and between two to four Officers. All members are elected by the Board of Directors to a one-year term. Unibanco Holdings’ by-laws do not specify an age limit for membership on the Board of Officers. Pursuant to the Brazilian Corporation Law and Unibanco Holdings’ by-laws, all officers must reside in Brazil.

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

Audit Committee

     See “Item 6.C Board Practices” for information regarding our Audit Committee.

Description of Capital Stock

General

Unibanco

     At the April 30, 2004 Extraordinary Shareholders Meeting, our shareholders approved a reverse stock split of our common and preferred shares, including our Units, at a ratio of 100 shares to 1 share. This reverse stock split was implemented on August 30, 2004.

     At our June 29, 2006 Extraordinary Shareholders Meeting, our shareholders approved an increase of R$3,000,000,000 (three billion Reais) to our corporate capital, thereby increasing our overall corporate capital from R$5,000,000,000 (five billion Reais) to R$8,000,000,000 (eight billion Reais), through the capitalization of (i) all of the funds previously allocated to our Currency Exchange Risk Reserve account and (ii) R$2,885,732,583 (two billion, eight hundred and eighty five million, seven hundred and thirty two thousand, five hundred and eighty three Reais ) which was previously allocated in a reserve designed to ensure that we maintain adequate operating margins. This increase in our corporate capital was effected by means of the issuance of 1,398,897,476 new shares, entitling each of our shareholders to receive, in the form of a stock dividend, one (1) new share of the same type for every share held as of the record date (“Bonificação de Ações”).

     Our shareholders also approved an increase in the cap of our authorized capital. The new limit on the amount of shares that we may issue is 2,350,852,743 shares, whether common or preferred.

     The implementation of the Bonificação de Ações is still pending the approval of the Central Bank. We will only release the record date for the purpose of determining the right to receive the new shares once such approval has been obtained.

     In light of the Bonificação de Ações, as of June 29, 2006, our fully subscribed and paid in capital stock was equal to R$8,000,000,000, represented by 2,807,755,808 registered shares with no par value. Of these:

  1,511,316,336 were common shares, and
  1,296,439,472 were preferred shares.

     Our shareholders also approved a resolution to close the Currency Exchange Risk Reserve upon the consummation of the Bonificação de Ações, because all of the amounts therein were capitalized pursuant to the Bonificação de Ações. Once the Currency Exchange Risk Reserve has been closed, we will have only one statutory reserve for use in ensuring that we maintain adequate operating margins. Because of the Bonificação de Ações, the overall amount that we maintain in such reserve has been diminished. Both our Currency Exchange Risk Reserve and our reserve designed to ensure that we maintain adequate operating margins are reserves that exist on our financial statements prepared in accordance with Accounting Practices Adopted in Brazil.

Unibanco Holdings

     At the April 30, 2004 Extraordinary Shareholders Meeting, the shareholders of Unibanco Holdings approved a reverse stock split of its common and preferred shares, including our Units, at a ratio of 100 shares to 1 and amended Unibanco Holdings’ bylaws to reflect the number of common and preferred shares as of that date This reverse stock split was implemented on August 30, 2004.

     At the April 30, 2004 Extraordinary Shareholders Meeting, the shareholders of Unibanco Holdings approved a reverse stock split of its common and preferred shares, including our Units, at a ratio of 100 shares to 1 and amended Unibanco Holdings’ bylaws to reflect the number of common and preferred shares as of that date This reverse stock split was implemented on August 30, 2004.

     Unibanco Holdings’ capital stock was altered during the second quarter of 2005, as a result of (i) the cancellation of treasury shares, approved by the Extraordinary Shareholders’ Meeting, held on July 19, 2005, and (ii) the conversion of common shares into preferred shares that occurred between July 19, 2005 and August 18, 2005, as approved by the shareholders meeting held on July 19, 2005.
The April 12, 2006 Extraordinary Shareholders Meeting amended the by-laws of Unibanco Holdings, in order to reflect the number of common and preferred shares that represented Unibanco Holdings’ capital stock as of that date.

     On June 29, 2006, Unibanco Holdings’ shareholders approved an increase of approximately R$2,691,925,722 (two billion, six hundred and ninety one million, nine hundred and twenty five thousand, seven hundred and twenty two Reais) to Unibanco Holdings’ corporate capital, thereby increasing its overall corporate capital from approximately R$1,863,449,959 to approximately R$4,555,375,681, through the capitalization of the same amount that had previously been accounted for in a retained earnings account. This increase was effected by means of the issuance of 813,253,815 new shares, which entitled each shareholder of Unibanco Holdings to receive, in the form of a  stock dividend, one (1) new share of the same type for every share held as of the record date (“Bonificação de Ações”).

     Both our shareholders and those of Unibanco Holdings’ decided that as a result of the Bonificação de Ações held at both companies, shareholders who hold Units will receive, for each Unit held, one (1) additional Unit, as a stock dividend.  In addition, each Global Depositary Shares (“GDSs”), each of which currently represents five (5) Units, will represent ten (10) Units. This  alteration of the ratio of Units to GDSs  is subject to the Brazilian Securities Commission’s approval.

     Additionally, Unibanco Holdings’ Extraordinary Shareholders meeting also approved an increase to the limit of its authorized capital, up to 2,613,253,815 shares, up to a maximum authorized amount of 876,867,952 common shares and 1,736,385,863 preferred shares, in addition to the total number of shares existing after the approval of the Bonificação de Ações.

     The implementation of the Bonificação de Ações at Unibanco Holdings is also still pending Central Bank approval. We will only release the record date for the purpose of determining the right to receive the new shares after such approval has been obtained.

     At June 29, 2006, Unibanco Holdings’ fully subscribed and paid in capital stock was equal to approximately R$ 4,555,375,681 represented by 1,643,587,687 registered shares with no par value, of which:

  553,735,904 were common shares; and
  1,089,851,783 were preferred shares.

Payment for subscribed shares

     Pursuant to the Brazilian Corporation Law, the liability of the shareholders of corporations (sociedades anônimas) is limited to the price paid for the subscribed shares. The law states further that each shareholder must pay for its shares in accordance with the terms and conditions of the respective company’s by-laws or the subscription bulletin, as the case may be. If the by-laws or the subscription bulletin do not state the amounts and terms of payment, the management bodies must inform the shareholders of their duty to make the appropriate payments in the manner set forth in the law.

     If a shareholder does not make the appropriate payments for the subscribed shares, the company may, at its discretion, seek payment through court proceedings or by selling the shareholder’s shares on the stock exchange.

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

Unibanco Holdings’ common shares

     Each common share of Unibanco Holdings entitles the holder to one vote at shareholders meetings and to receive, together with the holders of Unibanco Holdings’ preferred shares, dividends equivalent to 100% of Unibanco Holdings’ net profit. In addition, common shareholders are entitled to participate, on the same basis as the holders of preferred shares, in capital increases resulting from the capitalization of reserves and profits.

Unibanco Holdings’ preferred shares

     The preferred shares of Unibanco Holdings do not entitle the holders to voting rights, except in certain circumstances. Unibanco Holdings’ preferred shares entitle the holder to the following additional rights:

  priority in the distribution of a minimum semi-annual dividend equal to the greater of (i) R$0.15 per twenty shares (adjusted for any applicable stock split or reverse stock split); or (ii) 1.5% of the net equity per share, resulting in a priority annual dividend of 3% of each share’s net equity;
  participation on the same basis as the common shares in the distribution of dividends, after the common shares’ rights to receive the dividend described above;
  priority in the return of capital, in the case of liquidation of Unibanco Holdings, based on the portion of the capital stock represented by this class of shares; and
  participation, on the same basis as the common shares in capital increases resulting from the capitalization of reserves and profits.

     In September 2003, 100% of the class “A” preferred shares issued by Unibanco Holdings were converted into class “B” preferred shares. Therefore, the relevant provisions of the by-laws were duly amended to eliminate the separate Class “A” preferred shares and the shares formerly designated class “B” preferred shares are now designated “preferred shares.”

Units

     Pursuant to Article 43 of the Brazilian Corporation Law, Units are defined as share deposit certificates. Each certificate, or Unit, represents one of our preferred shares and one preferred share of Unibanco Holdings. Accordingly, for each of our deposited preferred shares, an equal number of preferred shares of Unibanco Holdings must also be deposited to form a Unit.

  We provide each holder of Units with a statement related to his interest position on the following basis: (i) as requested, (ii) at the end of each month in which a transaction has taken place and (iii) once a year if no transactions have occurred.

Rights of Unit Holders

     Our by-laws and Unibanco Holdings’ by-laws each provide, among other things, that a holder of a Unit is a holder of one of our preferred shares and one of the preferred shares of Unibanco Holdings, entitled to all the rights inherent in such shares.

     The following procedures are related to the exercise of the rights conferred by the shares underlying the Units:

  the dividends and the amount of the redemption or amortization of the deposited shares shall be paid by us to the holders of the Units;
  a holder of Units is entitled to participate at our and Unibanco Holdings’ shareholders meetings, and to exercise all rights conferred to the relevant shareholders with respect to the underlying shares; and
  if preemptive rights relating to the underlying shares of one or both companies are granted to shareholders, a holder of Units is entitled to subscribe for shares of one or both companies as applicable, and the shares may be issued to such holder separately or, if preemptive rights are granted and exercised with respect to both companies, as additional Units.

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

Limitations on Foreign Investors’ Rights to Own Securities

     Foreign investors seeking to invest in Brazilian securities are required to comply with various rules and regulations, which include rules requiring the registration of investors and their investments with the Central Bank, the Brazilian Securities Commission, and the Brazilian Registry of Legal Entities. In addition, foreign investors who wish to invest in the voting shares of Brazilian financial institutions are required to obtain the prior authorization of the Brazilian government. For a more detailed discussion on these limitations on foreign investors’ rights to own securities, see “Item 10. Additional Information—Exchange Rates and Exchange Controls—Restrictions on Foreign Investments and Overseas Remittances” and “Item 4.B Business Overview—Regulation and Supervision—Foreign Investments and the Federal Constitution—Foreign Investments in Brazilian Financial Institutions.”

Cancellation of Units

     In accordance with our by-laws and Unibanco Holdings’ by-laws, a holder of a Unit may, at any time, cancel its Unit and become a direct holder of the underlying shares. These shares are fully transferable.

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
  deliberate on the use of our net profits accrued during the previous fiscal year, as well as the distribution of dividends; and
  elect the members of the Board of Directors and, as the case may be, the members of the Audit Committee and Fiscal Council.

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
  any shareholder, in the event officers do not call the meeting within 60 (sixty) days of the required date;
  shareholders who represent at least 5% of the capital stock, if directors fail to call a meeting within 8 days of a convocation request; or
  shareholders who represent at least 5% of the voting capital stock or 5% of the shareholders with no right to vote, if Directors fail to call a meeting within eight days of the request to install the Fiscal Committee.

     Our shareholders meetings, as well as those of Unibanco Holdings, are convoked by publishing, not less than fifteen calendar days prior to the scheduled meeting date and not less than three times, a notice in the Official Gazette (Diário Oficial do Estado de São Paulo) and in the Valor Econômico, both newspapers with circulation in the State of São Paulo. This notice must contain the agenda for the meeting and, in case of an amendment to the by-laws, an indication of the subject matter.

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

     Under Brazilian Corporation Law, the holders of the preferred shares of Unibanco Holdings are entitled to vote in the event that Unibanco Holdings does not pay their minimum dividends for three consecutive fiscal years. In this event, the voting right of the preferred shares remains effective until such dividends are paid in full. Pursuant to Article 5 of our by-laws, holders of our preferred shares are not entitled to such right.

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

Capital increases

      Pursuant to the resolutions of our June 29, 2006 Extraordinary Shareholders Meeting, which are still pending the approval of the Central Bank, our Board of Directors may increase our corporate capital up to additional 2,350,852,743  shares. This capital increase may be effected without amending our by-laws or obtaining shareholder approval, subject to the applicable limitations under Brazilian Corporation Law. As a financial institution, the number of our non-voting shares may not be higher than 50% of the total shares representing our capital stock. The authorized capital stock may only be changed by our shareholders at a shareholders’ meeting, through an amendment to our by-laws.

      Pursuant to the resolutions of the June 29, 2006 Extraordinary Shareholders Meeting of Unibanco Holdings, which is still pending the approval of the Central Bank, the Board of Directors of Unibanco Holdings may increase its corporate capital up to additional 2,613,253,815 shares, up to a maximum authorized amount of 876,867,952 common shares and 1, 736,385,863 preferred shares. This capital increase may be effected without amending Unibanco Holdings’ by-laws or obtaining shareholder approval, and without maintaining the existing proportion among the classes of shares, subject to applicable limitations under Brazilian Corporation Law. No more than two-thirds of the capital stock may be represented by non-voting shares.

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

Stock options to officers and employees

     Within the limits of our authorized capital stock, and in accordance with a plan approved at a shareholders meeting, we and Unibanco Holdings may grant options to purchase our shares to our respective officers, employees and the officers and employees of our subsidiaries. See “Item 6.B Compensation—Unibanco—Directors and Officers Stock Option Plan” for a more detailed description of our stock option plan.

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
  before the annual shareholders meeting, our Board of Directors may determine the payment of interim dividends out of earnings based on (i) semiannual balance sheets or earning reserves; or (ii) balance sheets issued on shorter periods, in which case the distribution of dividends shall not exceed the amount of capital reserves. These interim payments may be offset against the annual mandatory dividend.

     The Extraordinary Shareholders Meeting of Unibanco Holdings held on June 29, 2006, amended the by-laws of Unibanco Holdings in order to clarify its policies with respect to the use of profits accrued at the end of each fiscal year, including the payment of dividends for each fiscal year. As of June 29, 2006, Unibanco Holdings’ by-laws set forth the following provisions in this regard:

  Unibanco Holdings shall distribute as dividends the net profits accrued in the previous fiscal year, which remain after the deduction of the legal reserve and of the contingency reserve. The net profits that will be distributed to Unibanco Holdings’ shareholders as dividends are derived from the dividend payments that Unibanco Holdings receives from us in available funds.
  After the distribution of the mandatory dividends, Unibanco Holdings may distribute additional dividends with funds from the Equalization of Equity Reserve (“Reserva de Equalização de Participações”), created by the Extraordinary Shareholders Meeting of Unibanco Holdings on June 29, 2006, in order to assure that Unibanco Holdings’ profits are equal to the income that it receives from its shares in us.

  preferred shares receive a semiannual minimum dividend equal to the greater of (i) R$0.15 per twenty shares or (ii) 1.5% of the net equity of each share resulting in a priority annual dividend of 3% of each share’s net equity;
  before the annual shareholders meeting, the Board of Directors may determine the payment of interim dividends out of earnings based on (i) semiannual balance sheets or earning reserves; or (ii) balance sheets issued on shorter periods, in which case the distribution of dividends shall not exceed the amount of capital reserves. These interim payments may be offset against the annual mandatory dividend.

     At their respective meetings held on April 18, 2006, our and Unibanco Holdings’ Board of Directors determined that the Board of Directors shall hold meetings on, at least, a quarterly basis during 2006. In addition to other matters, the agendas for such meetings shall address the payment and method of payment of dividends to our shareholders. For Brazilian law purposes, interest on capital stock may be construed as dividends.

     All payments of earnings to our shareholders shall occur within 60 (sixty) days following the date of their approval at the relevant Board meeting. However, such 60 days term may be extended by the General Shareholders Meeting and, in this case, payment shall necessarily occur within the same fiscal year of the referred to Meeting. The value of the payments shall be considered as part of mandatory dividends corresponding to the relevant fiscal year. However, our and Unibanco Holdings’ Board of Directors may, at their sole discretion, based on reasonable cause (i) modify the conditions precedent to the payment of the earnings to our shareholders, such as, but not limited to, value, form and dates of payment, or (ii) determine not to make such payments in certain quarters.

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

     The legal right of action to claim dividends terminates within three years from the date the dividends were offered to the shareholder, after which we and Unibanco Holdings will be entitled to retain the unclaimed dividend.

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

10.C Material Contracts

     For more information concerning our material contracts, please see, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

10.D Exchange Controls

     Only institutions authorized by the Central Bank to operate in the foreign exchange markets may purchase or sell foreign currency in Brazil.

Restrictions on Foreign Investments and Overseas Remittances

     The Central Bank may impose temporary restrictions on remittances of foreign capital abroad whenever there exists, or the Central Bank foresees, a significant imbalance in Brazil’s balance of payments. There are currently no restrictions on the remittance of foreign capital abroad, but the Brazilian government has enacted such restrictions in the past and may do so again in the future.

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

10.E Taxation

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

Taxation of Stock and Non-stock Dividends

     If we or Unibanco Holdings pay dividends and/or stock dividends with respect to profits accrued before December 31, 1995, such payment will be subject to withholding income tax.

     There is no Brazilian income tax due on the payment of dividends and/or stock dividends by us or Unibanco Holdings with respect to profits accruing after December 31, 1995.

Taxation of Interest Distribution

     When we or Unibanco Holdings pay interest on capital stock, holders of GDS or Units will be subject to withholding income tax, according to Brazilian law, at the rate of 15% on such payment. For a detailed description, see “Item 10.B Additional Information—Memorandum and Articles of Incorporation—Dividend Policy and—Interest on Capital Stock.”

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

     In view of the above, if Law 10,833 is applicable, the disposition of GDSs by a Non-Brazilian Holder to another Non-Brazilian Holder, negotiated abroad and not carried out through stock exchanges would be subject to 15% capital gain tax.

     If Law 10,833 is applicable, non-residents located in Tax Havens, as defined below, might be subject to 25% capital gain tax on the sale of GDS, even if the sale is made within the stock exchanges.

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
  you are exempt from the payment of tax on gains realized on the sale of Units, provided the transaction is carried out through the stock exchanges or the organized over-the-counter markets. However, this current preferential treatment may be changed at any time;
  you are subject to income tax at a rate of 15% on any gain obtained on any disposition of the Units that is not carried out through the stock exchanges or the organized over-the-counter markets.

     On the other hand, if you do not register your investments in Units with the Central Bank within the specified time: (i) the difference, in Reais, between the value of the Units on the date of registration of the Units with the Central Bank for the Depositary Receipt program and the value at the time of acquisition of the GDSs converted into Reais will be considered a gain subject to Brazilian income tax at a rate of 15%; (ii) any gain in Reais on disposition of the Units, whether or not carried out through the stock exchanges or the organized over-the-counter markets, will be subject to income tax at a rate of 15%; and (iii) in case the transaction is carried out on any stock exchange or the organized over-the-counter markets, it is subject to the withholding income tax at a rate of 0.005%, which can be offset by the income tax of 15%.

Non-Brazilian Holders of Units under law 4,131/62

     There is no need to register with the CVM in order to register a direct investment, but you should register your investment with the Central Bank as direct investment.

     In this case, an increase in Reais in the value of the GDSs from the date you acquired them abroad to the date you withdraw them from the Depositary Receipt program will be subject to income tax at a rate of 15%. Additionally, if you sell or dispose of your Units realizing a gain, you will pay tax on the gains at a rate of 15%, whether or not carried out through the stock exchanges or the organized over-the-counter markets. The taxable gain is the difference between the amount in Reais realized on the sale of the Units and the greater of the amount registered with the Central Bank converted into Reais on the date of the registration and the amount in dollars converted into Reais on the sale date. In case the transaction is carried out on any stock exchange or the organized over-the-counter markets, it is subject to the withholding income tax at a rate of 0.005%, which can be offset with the income tax of 15%.

Non-registered Non-Brazilian holders of Units

     If you fail to register your investments as set forth above, you will not be able to enter into foreign exchange transactions to transfer outside Brazil the proceeds of your investment (see “Item 10.D Additional Information - Exchange Rates and Exchange Control”).

     In this case, an increase in Reais in the value of the GDSs from the date you acquired them abroad to the date you withdraw them from the Depositary Receipt program will be subject to income tax at a rate of 15%. If you sell or dispose of your Units realizing a gain, you will pay tax on the gains at a rate of 15%, whether or not carried out through the stock exchanges or the organized over-the-counter markets. If the transaction is carried out on any stock exchange or the organized over-the-counter markets, it is subject to the withholding income tax at a rate of 0.005%, in accordance with the Central Bank regulations, which can be offset with the income tax of 15%.

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

Taxation of Tax Haven Residents

     If you are resident of a tax haven as defined by Brazilian law, regardless of registration with the Central Bank or the CVM, you cannot take benefit of the tax treatment applicable to Non-Brazilian Holders under Resolution 2,689. You will be subject to income tax at a rate of 25% on the capital gains earned as a result of the disposition of Units, except for transactions carried out through the stock exchanges or the organized over-the-counter markets, in which case the applicable rate is 15% (this transaction is also subject to the withholding income tax at a rate of 0.005%, which can be offset with the income tax of 15%).

     You will also be subject to a 25% tax rate on the payments of interest on ours or Unibanco Holdings’ capital stock.

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

     As of February 15, 2006, the rate of the CPMF Tax was reduced from 0.38% to 0%, for the purchase of shares outside of a stock exchange but within a public offering, as long as the issuer is a listed company and such sale is filed with the CVM.

     The CPMF Tax is also withheld on the payment of dividends or interest on capital stock by Unibanco Holdings to holders of GDSs under our Depositary Receipt program or Units.

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

     A tax on foreign exchange transactions, or IOF/Exchange Tax, may be imposed on any conversion of Brazilian currency into foreign currency or vice versa. The rate of the IOF/Exchange Tax applicable is currently zero with some specific exceptions, but the Minister of Finance has the legal power to increase the rate at any time to a maximum of 25%, but only with respect to future transactions.

     A bonds and securities transactions tax, or IOF/Bonds Tax, may be imposed on several types of financial transactions, including those carried out on Brazilian stock, futures or commodities exchanges. The rate of this tax is currently zero for transactions involving Units and GDSs but the Minister of Finance has the legal authority to increase the rate at any time to a maximum rate of 1.5% per day, but only with respect to future transactions.

Material United States Federal Income Tax Consequences

     The following summary of material U.S. federal income tax consequences of the acquisition, ownership and disposition of GDSs and the Units applies to you only if you are a beneficial owner of GDSs or Units, and the dividends on them, and you are:

  an individual citizen or resident of the United States;
  a corporation (or other entity classified as a corporation) organized under the laws of the United States or any state thereof or the District of Columbia; or
  otherwise subject to U.S. federal income taxation on a net basis with respect to the Units or the GDSs.

     This summary applies only to holders who will hold GDSs and the Units as capital assets (i.e., generally, as investment property). This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and Treasury Regulations, rulings and judicial decisions, all as in effect on the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences discussed herein or that a court will not sustain a challenge by the IRS in the event of litigation.

     This summary is of a general nature and does not address all of the U.S. federal income or other tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to U.S. expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, holders subject to the alternative minimum tax, securities broker-dealers, holders that use a mark-to-market accounting method, holders who hold GDSs or the Units as part of hedging, straddle, or conversion transactions, holders who own directly, indirectly or by attribution 10% or more of the voting power of our issued share capital, or holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. Further, this summary does not address any aspect of state, local or non-U.S. tax law.

     The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds GDSs or Units generally will depend on such partner’s particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

     You should consult your own tax advisors as to the particular tax consequences to you under U.S. federal, state, local and non-U.S. laws of the acquisition, ownership and disposition of GDSs or the Units, and the effects of possible changes in such laws.

General

     For U.S. federal income tax purposes, holders of GDSs will be treated as owners of the underlying Units attributable thereto.

Distributions

     The gross amount of a distribution paid on a GDS or a Unit (including distributions, if any, of notional interest on shareholder’s equity) will be a dividend for U.S. federal income tax purposes to the extent paid out of the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of the applicable payor and will be includible in your gross income as ordinary dividend income in the taxable year of receipt (which generally will be the taxable year in which such dividend is received by you, in the case of the Units, or by The Bank of New York, as depositary, in the case of GDSs). The amount of any distribution will include the amount of Brazilian withholding taxes, if any, withheld on the amount distributed. To the extent that a distribution exceeds such earnings and profits, it will be treated as a nontaxable return of capital to the extent of your basis in the applicable component of the Units and thereafter as a capital gain. Dividends paid with respect to the GDSs or Units generally will be treated as foreign-source income and will not be eligible for the dividends-received deduction allowed to corporate shareholders under U.S. federal income tax law.

     Generally, any such dividends will be treated as foreign-source “passive income” or, in the case of certain holders, “financial services income” for U.S. foreign tax credit purposes. For taxable years beginning after December 31, 2006, such dividends will constitute “passive category income” or “general category income.” If any Brazilian income taxes are withheld from such dividends, you may be entitled to claim a foreign tax credit for the amount of such Brazilian income taxes against your U.S. federal income tax liability, subject to certain limitations and restrictions that may vary depending upon your circumstances. Instead of claiming the foreign tax credit, you may, at your election, deduct the U.S. dollar value of such Brazilian income taxes in computing your U.S. taxable income, subject to generally applicable limitations under U.S. federal income tax law. The rules relating to foreign tax credits are complex, and the availability of a foreign tax credit would depend on various factors. You are urged to consult your own tax advisors regarding the availability of foreign tax credits in light of your particular circumstances.

     The maximum U.S. federal income tax rate for certain dividends received by certain noncorporate taxpayers, including individuals, through taxable years beginning on or before December 31, 2010 is 15%, so long as certain holding period and other requirements are met by the holder. If those requirements are satisfied then, unless we or Unibanco Holdings are classified as a passive foreign investment company (see below), dividends paid with respect to our GDSs will qualify for the 15% maximum rate. It is unclear whether dividends paid to direct holders of our Units will qualify for the 15% maximum rate because such Units are not readily tradable on an established securities market in the United States. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of GDSs and intermediaries though which such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes; because such procedures have not yet been issued, it is not clear whether we will be able to comply with the procedures. We urge you to consult your own tax advisor regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and your own particular circumstances.

     The amount of any distribution will be measured by the fair market value in U.S. dollars of the Reais or other property on the date received by you in the case of the Units, or by The Bank of New York, as depositary, in the case of GDSs, based on the spot exchange rate on such date. If such reias are not converted into U.S. dollars on the date of receipt, it is possible that you will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the Reais subsequently are converted into U.S. dollars.

     A holder of GDSs that is a foreign corporation or a nonresident alien individual (a “non-U.S. holder”) generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to Units or GDSs that are treated as dividend income for U.S. federal income tax purposes, unless such dividends are effectively connected with the conduct by such holder of a trade or business in the United States.

Sale, Exchange or Other Disposition of Units or GDSs

     Upon the sale, exchange or other taxable disposition of a Unit or GDS, you will generally recognize a gain or a loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount realized and your adjusted tax basis in the Unit or GDS. Your adjusted tax basis in Units or GDSs will generally equal the amounts paid therefor. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, such gain or loss will be a capital gain or loss and will generally be treated as U.S.-source gain or loss. If you are an individual taxpayer, any such capital gain will generally be subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning on or before December 31, 2010 if you have held the Unit or GDS for more than one year. We do not believe that separate gain or loss computations must be made with respect to each component of a Unit (unless they are separated), but no assurance can be given that the IRS will not challenge this position. Capital losses may be deducted from taxable income, subject to certain limitations.

     The surrender of GDSs in exchange for the Units and the surrender of the Units in exchange for GDSs will not be a taxable event for U.S. federal income tax purposes. Accordingly, you will not recognize any gain or loss upon such surrender.

     A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of a Unit or GDS, unless:

Passive Foreign Investment Company Considerations

  such gain is effectively connected with the conduct by the holder of a trade or business in the United States; or
  such holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

     We believe that we and Unibanco Holdings were not treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our immediately preceding year and will not be so treated for our current taxable year, or for future taxable years. However, an actual determination of PFIC status is factual in nature and generally cannot be made until the close of the applicable taxable year. A corporation will be a PFIC if either:

  75% or more of its gross income in a taxable year is passive income, which includes dividends, interest, royalties, rents, annuities, and some types of gains; or
  the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50%.

     Our belief that we and Unibanco Holdings are not, and will not in the future be, a PFIC is based on certain Proposed Treasury Regulations dealing with non-U.S. banks. Such regulations are not final and are subject to modification, in which case our determination regarding PFIC status may be different.

     If we or Unibanco Holdings were classified as a PFIC, you would be subject to certain adverse U.S. tax consequences, including the possible characterization of gain with respect to the Units or GDSs as ordinary income, the possible imposition of an interest charge on taxes you would be deemed to have deferred and the unavailability of the reduced 15% tax rate on dividends.

     You are urged to consult your own tax advisor concerning the potential application of the PFIC rules to your acquisition, ownership and disposition of the Units or GDSs.

United States Information Reporting and Backup Withholding

     Certain payments, including dividends, with respect to the Units or GDSs and proceeds from the sale, exchange or redemption of the Units or GDSs may be subject to U.S. backup withholding tax (currently at a rate of 28%), unless (i) you furnish a correct taxpayer identification number, make any other required certification and otherwise comply with applicable requirements of backup withholding rules, or (ii) you are a corporation or otherwise exempt from backup withholding and appropriately establish that exemption. If you are required to establish your exempt status you generally must provide such certification on IRS Form W-9. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules, by filing the appropriate claim for refund with the IRS and furnishing any required information on a timely basis.

     You will also be subject to information reporting with respect to certain payments on the Units or GDSs and proceeds from the sale, exchange or redemption of the Units or GDSs unless you are a corporation or other exempt recipient and appropriately establish that exemption.

     A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding taxes, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

10.H Documents on Display

     We are subject to the informational requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers, as amended, and to the Brazilian rules and regulations applicable to Brazilian public companies and, in accordance with these requirements, we file reports and other information with the SEC and with the CVM. These materials, including this annual report and the exhibits hereto, may be read or copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549, and at the CVM at Rua 7 de Setembro, 111, Rio de Janeiro, RJ 20050-901. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room or the CVM at 0800-7260802. The SEC and the CVM also maintain web sites at http://www.sec.gov or http://www.cvm.gov.br that provide online access to reports, proxy statements and other information regarding registrants that file electronically with the SEC and with the CVM, respectively.

     The disclosure of the significant ways our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards is posted in our website and can be accessed through the following address: http://www.ri.unibanco.com.br/ing/gov/sox/exc/index.asp.

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

Wholesale

     Our Wholesale business encompasses economic groups with annual sales in excess of R$150 million. The risk evaluations are carried out on an individual and periodic basis, by means of a proprietary risk rating system with 14 levels of risk (from AA to H). The system comprises quantitative and qualitative elements, such as the company’s economic and financial status, management capacity, financial background, relationship with us and the conditions of the market in which it operates, among others. Credit lines for corporate customers are reviewed every 60 to 360 days, depending on the borrower’s rating and the economic environment. The rating system is structured as follows:

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

     For companies ranked B and C, we generally conduct a credit review every 90 days. With companies ranked A, we generally conduct a credit review every 180 days and with those ranked AA, every 360 days. As of December 31, 2005, approximately 95.0% of our wholesale loan portfolio ranked between AA and C.

Retail

     Credit management in our Retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. Our Retail business includes individuals, as well as firms with annual sales of up to R$150 million. Exposures to individuals and companies with sales of up to R$10 million are managed through proprietary statistical credit scoring and behavior scoring tools, in line with the portfolio’s high volume of customers. Companies with annual sales in excess of R$10 million, in turn, are evaluated through a risk rating system, similar to the one used in the Wholesale business.

Operational Risks

     Operational risks are related to an institution’s losses due to inadequate or failed internal processes, human or systems behaviors or from external events. Given the importance of operational risks, we maintain a dedicated Operational Risk Framework to manage operational risks. In addition, we have undertaken several initiatives to ensure compliance with the requirements of Basel II and the regulatory criteria of the Brazilian Central Bank.

     We have also developed a number of tools to assist us with the management of our operational risks. These tools are in various stages of implementation and include:

  Risk and Control Self Assessment is a tool we use to identify, map and assess our risk, and to improve our risk controls. This self-assessment process includes periodic evaluations whereby managers describe the main activities in their areas, identify the potential risks, implement control points and analyze the efficiency of such controls;
  The Loss Database is a tool we use to record losses due to operational risks. This database is still under construction, but it must be completed by the end of 2006, as required by the Brazilian Central Bank.
  Project and Product Approval Process is a comprehensive approval process for qualitative and quantitative assessment of operational risks associated with projects or products. This process requires all involved parties to indicate their approval or disapproval of such operational risks.
  Key Risk Indicators is a quantitative tool to identify possible changes in the operational risk profile. Key risk indicators measure risk profile through trend analysis and threshold limits over time.

     These tools promote the integration among our managers, establish an internal culture dedicated to identifying and analyzing operational risks, provides senior management with the tools to assess operational risks and help to provide a basis for capital allocation computations. We aim to stimulate and maintain an internal culture focused on integrated risk management. We believe that operational risk management is a fundamental tool to the decision process and to competitive differentiation.

Economic Capital

     To enhance its optimal capital allocation, Unibanco applies an internally developed methodology for economic capital that is based on the RAROC (Risk Adjusted Return on Capital) and EVA (Economic Value Added) models. We believe that the use of economic capital is a performance tool that helps investments decisions, optimizing the return on capital.

     Several initiatives are underway to introduce more advanced techniques consistent with risk management best practices. We also monitor regulatory and economic capital methodology developments through participation in industry working groups (Febraban).

Management of Systems Risk

     As banking operations diversify and the volume of transactions involving computers and telecommunication networks increases, the importance of information technology and the potential impact of system failures or a breach of security has grown. Accordingly, we have devoted substantial resources to ensure the reliability, stability and security of our computer and related systems. Our main computer facility is located in São Paulo, where we maintain a backup system to provide automatic coverage in the case of system failures. We also store backup files recording all banking operations and conduct periodic testing to check all the procedures and identify points of attention.

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

     Most of our swap portfolio, by notional value, has financial institutions as counterparts. Most of this portfolio is guaranteed by the Brazilian Mercantile & Future Exchange (BM&F). We also trade with non-bank counterparties, most of which are customers of our commercial banking operations. Generally, these swaps have a time deposit as collateral.

     Our securities portfolio consists mainly of Brazilian federal government bonds and notes, which are very liquid assets. No state or municipal position was carried during 2005. We also have a small Eurobond portfolio of low risk Brazilian issuers.

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

Backtesting

     We use backtesting analysis to verify and control the efficiency of our VaR processes. Both the single and double tail measurements of VaR against profit and losses can be conducted on a regular basis and work as an effective tool under normal conditions.

     However irregular market movements such as those seen in 2002 in the Brazilian financial markets may affect the precision of our VaR processes, therefore potential irregular market movements are incorporated into our testing scenarios.

Stress testing

     Stress tests are also part of our risk policy. Scenarios for deteriorating economic conditions and enhanced market conditions are conducted and revised at least every month. In addition, whenever political or economic events that may affect the financial market are foreseen, new scenarios are generated and positions reevaluated in order to understand their potential impact on our operations and financial condition. These analyses are conducted on a daily basis and are provided to our senior management for their review.

Non-trading activities

     Both trading and non-trading activities are measured and controlled by the same tools and methodologies. Positions closed by us with clients and hedged in the market are evaluated by VaR and stress tools using the same data, the same projections and kept under rigorous monitoring.

     Our primary market risk exposures as of December 31, 2005 and 2004 were related to interest rates (fixed, floating and indexed in U.S. dollars) and options.

     The following table sets forth the VaR calculated on our overall risk portfolio during 2005, 2004 and 2003.

2005	Average	Minimum	Maximum	As of December 31,

(in millions of R$)

Interest rate risk on domestic position:
Fixed	R$ 5.94	R$ 2.99	R$ 9.54	R$ 5.52
Floating—IGPM indexed	1.55	0.58	6.40	0.99
Floating—TR indexed	4.27	2.23	7.66	7.66
Floating—US$ indexed	1.01	0.41	1.85	0.43
Foreign exchange risk—US$	2.27	0.00	9.47	2.11
Stock market	0.01	0.00	0.32	0.00
Derivatives	3.72	0.28	10.32	5.81
Interest rate risk on foreign position	9.51	2.99	23.81	4.62
Structured position:
Equity of foreign branches	15.85	6.32	27.85	13.76
Consolidated risk	R$34.64	17.02	50.78	R$27.93

2004	Average	Minimum	Maximum	As of December 31,

(in millions of R$)

Interest rate risk on domestic position:
Fixed	R$ 9.0	R$ 3.5	R$ 22.7	R$ 7.5
Floating—IGPM indexed	0.8	0.3	1.8	1.3
Floating—TR indexed	0.9	0.0	2.7	2.4
Floating—US$ indexed	1.9	0.2	7.2	0.8
Foreign exchange risk—US$	1.5	0.0	8.0	2.1
Stock market	0.1	0.0	0.9	0.0
Options	4.1	0.1	11.7	4.0
Interest rate risk on foreign position	8.4	4.6	16.0	6.8
Structured position:
Equity of foreign branches	9.6	3.9	26.9	6.4
Consolidated risk	R$ 20.0	R$ 10.2	R$ 43.4	R$ 15.2

2003	Average	Minimum	Maximum	As of December 31,

(in millions of R$)

Interest rate risk on domestic position:
Fixed	R$ 3.9	R$ 0.4	R$ 8.2	R$ 5.7
Floating—IGPM indexed	1.8	0.3	7.2	0.3
Floating—TR indexed	0.1	0.0	0.3	0.1
Floating—US$ indexed	3.5	0.3	13.3	3.2
Foreign exchange risk—US$	2.1	0.0	19.9	0.1
Stock market	2.9	0.0	3.8	0.0
Interest rate risk on foreign position	33.2	9.2	73.4	16.4
Structured position:
Equity of foreign branches	31.2	9.4	112.4	9.4
Consolidated risk	R$ 37.8	R$ 13.3	R$ 96.0	R$ 20.6

     We calculate VaR on each business day. The following table shows our VaR during 2005 and 2004, as measured by the percentage of business days during the year on which VaR fell within the specified real levels.

% of business days on
which VAR fell within
specified levels

(in millions of R$)	2004

up to R$20	48.8%
over R$20 to R$40	50.8
over R$40 to R$60	0.4
over R$60 to R$80	0.0
over R$80 to R$100	0.0
over R$100 to R$120	0.0
over R$120 to R$140	0.0
over R$140 to R$160	0.0
over R$160 to R$180	0.0
over R$180 to R$200	0.0
over R$200	0.0
100%

% of business days on
which VAR fell within
specified levels

(in millions of R$)	2005

up to R$5	0.00%
over R$5 to R$10	0.00
over R$10 to R$15	0.00
over R$15 to R$20	2.79
over R$20 to R$25	5.98
over R$25 to R$30	19.12
over R$30 to R$35	25.10
over R$35 to R$40	20.72
over R$40 to R$45	17.53
over R$45 to R$50	8.37
over R$50 to R$55	0.40
Over R$55	0.00
100.00%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting

     During the fiscal year ended December 31, 2005, evaluations of the effectiveness of our and Unibanco Holdings’ disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were carried out under the supervision of our respective management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

     Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that for the period covered by this annual report, our and Unibanco Holdings’ disclosure controls and procedures were adequate and effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

     There have been no changes in our and Unibanco Holdings’ internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our or Unibanco Holdings’ internal control over financial reporting.

     Our management recognizes its responsibility for establishing and maintaining adequate internal control over financial reporting and it has designed internal controls and procedures to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements and related notes in accordance with generally accepted accounting principles in the United States of America.

16.A Audit Committee Financial Expert

     Our Board of Directors has determined that one of the members of our Audit Committee, Guy Almeida Andrade, meets the requirements set forth by the SEC, and he is independent. Mr. Andrade is an expert in U.S. GAAP, which is the GAAP used by us in our primary financial statements filed with the SEC. One or more members of our Audit Committee are experts in accounting practice adopted in Brazil and we believe the skills, experience and education of our Audit Committee members qualifies them to carry out all of their duties as members of the Audit Committee, including overseeing the preparation of our U.S. GAAP financial statements. In addition, our Audit Committee has the ability to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

     Unibanco Holdings’ Board of Directors has determined that it does not have an “audit committee financial expert” (as defined under the rules and regulations of the SEC) serving on its Audit Committee because the member of its Audit Committee is not an expert in U.S. GAAP. The member of Unibanco Holdings’ Audit Committee is an expert in accounting practice adopted in Brazil and Unibanco Holdings believes the skills, experience and education of its Audit Committee member qualifies him to carry out all of its duties as member of the Audit Committee, including overseeing the preparation of Unibanco Holdings’ U.S. GAAP financial statements. In addition, Unibanco Holdings’ Audit Committee has the ability to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

16.B Code of Ethics

     We and Unibanco Holdings have adopted a Code of Ethics that applies to all employees, including directors, principal executive officers, principal financial officers, principal controllers, other officers, trainees and temporary staff within our Economic Group.

     The full text of our Code of Ethics is published on our website, at the following address: http://www.ri.unibanco.com.br/ing/gov/man/eti/index.asp. Copies of our Code of Ethics are also available, without charge, upon written request addressed to Avenida Eusébio Matoso, 891—15th Floor—São Paulo, SP—Brazil; 05423-901; Attn. Mr. Fernando Della Torres Chagas. Amendments to our Code of Ethics, if any, will be promptly disclosed on our website.

16.C Principal Accountants’ Fees And Services

     According to Brazilian law, financial institutions must replace their independent registered public accounting firm at least every five consecutive fiscal years and former accountants can be rehired only after three complete fiscal years have passed since their prior service.

     In order to comply with these regulations, in 2001, we hired Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, as our independent auditor. Deloitte served as our independent auditor for fiscal years 2001, 2002 and 2003. Deloitte was also Unibanco Holdings’ independent auditor during the same period.

     In 2004, we hired PricewaterhouseCoopers Auditores Independentes, or PwC, as our and Unibanco Holdings independent registered public accounting firm, and they have been performing this function ever since.

     The following table presents fees for professional audit services rendered by PwC for the audit of our annual financial statements for the years ended December 31, 2004, and December 31, 2005, respectively, and fees billed for other permitted services rendered by PwC during those periods.

	2004	2005

	(in thousands of Reais)
Audit Fees (1)	R$ 3,647	R$ 5,380
Audit-Related Fees (2)	2,518	2,616
Tax Fees(3)	169	42
All Other Fees	-	-
Total	R$6,334	R$8,038
___________________
(1)
Audit services consisted principally of audit work performed on the consolidated financial statements, as well as work generally only the independent registered public accounting firm can reasonably be expected to provide, such as statutory audits and comfort letters.

(2)
Audit-related services consisted primarily of accounting consultations and audit in connection with reviews of internal controls, vehicles inventory relating to our Insurance business and due diligence process. In 2004, R$690,000 of our audit-related fees were for support in documenting our internal controls and planning tests in connection with our Sarbanes Oxley compliance (Section 404). In 2005, R$ 2,456,000 was spent for the same purpose.

(3)	Tax services consist of services rendered for tax compliance.

Audit Committee’s Pre-approval Policies

     On April 30, 2004, we established an Audit Committee to comply with Central Bank requirements.

     According to Brazilian legislation and our by-laws, the function of hiring independent auditors is reserved for the board of directors of the companies. In this sense, our and Unibanco Holdings’ Board of Directors acts as our respective audit committees, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to us and Unibanco Holdings. Our and Unibanco Holdings’ Audit Committee is responsible for advising our respective Boards of Directors on the appointment, retention and oversight of any auditing firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us or Unibanco Holdings.

     On December 23, 2004, our Audit Committee approved a policy with respect to the engagement of independent registered public accounting firms to provide any audit or permitted non-audit services to us or our subsidiaries. This policy was ratified by our Board of Directors on February 1, 2005.

     This policy establishes that we cannot hire an independent registered public accounting firm to provide services that involve (i) the auditing of its own work, (ii) the exercise of any management functions and (iii) the promotion of the audited company’s interests. Our Audit Committee approved a list of services that may not be provided by our independent registered public accounting firm, because they may infringe these principles, such as the assistance with corporate reorganizations and the reevaluation of assets.

     This policy also provides that under certain circumstances, management may engage the independent registered public accounting firm to provide certain pre-approved services without the Audit Committee’s prior approval.

     The engagement of the independent registered public accounting firm to provide any services not outlined above must be pre-approved by our Audit Committee.

     Since the establishment of our Audit Committee on April 30, 2004, all audit-related services, tax services and other services provided by PwC have been approved by the Audit Committee.

16.D Exemptions From the Listing Standards for Audit Committees

     Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we and Unibanco Holdings must comply with the Securities Exchange Act Rule 10A-3, which requires that we and Unibanco Holdings either establish an audit committee composed of members of the board of directors that meets specified requirements, or designate and empower a board of auditors or similar body to perform the role of the audit committee in reliance on the exemption set forth in the Securities Exchange Act Rule 10A-3(c)(3). We are relying on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c) (3) under the Securities Exchange Act, because our Audit Committee complies with all the conditions required under such exemption.

     In accordance with Central Bank regulations, we have established a body similar to the audit committee of the board of directors of a U.S. company and which we are required to call an “audit committee.”  Our Audit Committee performs nearly all of the functions of an audit committee of the board of directors of a U.S. company.  Our Audit Committee is required by Brazilian legal requirements to be a statutory body created through a shareholders resolution and, therefore, it must be a separate body from our Board of Directors.  As a result, of the three members of our Audit Committee, only one is a member of our Board of Directors.  Under Brazilian law, the function of hiring independent auditors is a power reserved for the board of directors.  Therefore, our Board of Directors acts as our audit committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of choosing and hiring our independent auditors for audit services provided to our subsidiaries or to us.  Except in these respects, our Audit Committee is comparable to and performs the functions of an audit committee of the board of directors of a U.S. company.

     Since our Audit Committee is not a committee of our Board of Directors, but is a separate body required under Brazilian law to perform the role of an audit committee, we believe that our Audit Committee satisfies the requirements of Exchange Act Rule 10(a)(3). However, we have relied on the exemption set forth in the Securities Exchange Act Rule 10A-3(c)(3) because, under Central Bank regulations, our Audit Committee is a separate organ from our Board of Directors. We believe that our Audit Committee is able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act and to satisfy the other requirements of Exchange Act Rule 10A-3.

16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     During 2005, we repurchased Units by exercising our repurchase rights under the Unibanco Stock Option Plan – Performance (“Plano de Opções de Compra de Ações – Perfomance”). The Unibanco Stock Option Plan is available to us and to our employees only. We did not have a publicly announced repurchase plan during 2005. The total amounts and average prices of Units repurchased by us in 2005 are indicated in the table below:

Period	(a) Total Number of Shares (Or Units)purchased:	(b) Average Price paid per Share (or Unit)	(c) Total Number of shares (or Units)purchased as part of publicly announced plans or programs	(d) Maximum Number (or approximate dollar value) of shares (or Units) that may yet be purchased under the plans or programs
January 2005	69,414	15.54	--	--
February 2005	96,115	18.88	--	--
March 2005	114,859	19.74	--	--
April 2005	1,416	18.61	--	--
May 2005	-	-	--	--
June 2005	5,916	17.91	--	--
July 2005	-	-	--	--
August 2005	147,960	20.48	--	--
September 2005	89,216	21.87	--	--
October 2005	62,514	23.67	--	--
November 2005	82,632	26.62	--	--
December 2005	23,728	28.14	--	--
Total	693,770	21.08	--	--

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     The audited consolidated financial statements of Unibanco Holdings S.A. and subsidiary, Unibanco-União de Bancos Brasileiros S.A. and subsidiaries together with the reports of Deloitte Touche Tohmatsu Auditores Independentes for the year ended December 31, 2003 and PricewaterhouseCoopers Auditores Independentes as of December 31, 2005 and for the two years ended December 31, 2005, filed as part of this annual reports are as follows:

ITEM 19. EXHIBITS

1.1	Articles of Association of Unibanco – União de Bancos Brasileiros S.A., as amended and consolidated on June 29, 2006

1.2	Articles of Association of Unibanco Holdings S.A., as amended and consolidated on June 29, 2006

6.1	Please refer to Note 2 (x) to our consolidated financial statements.

8.1	List of our Subsidiaries

12.1	Certifications of the Chief Executive Officers of Unibanco and Unibanco Holdings pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certifications of the Chief Financial Officers of Unibanco and Unibanco Holdings pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certifications required pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Certain instruments with respect to our long-term debt and that of our subsidiaries have not been filed as an exhibit to this annual report on Form 20-F because the total amount of debt authorized under any such instrument does not exceed 10% of our total assets and those of our subsidiaries on a consolidated basis. We agree to furnish a copy of each such instrument upon request of the Securities and Exchange Commission.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.

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

Name: Geraldo Travaglia Filho
Title: Vice-President (principal financial officer)

Date: June 30, 2006

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Unibanco Holdings S.A. and
Unibanco - União de Bancos Brasileiros S.A.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of both Unibanco Holdings S.A. and subsidiary (the "Company") and Unibanco - União de Bancos Brasileiros S.A. and subsidiaries (the "Bank") at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years period ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's and the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance abou t whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

São Paulo, June 28, 2006

PricewaterhouseCoopers
Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Unibanco Holdings S.A. and
Unibanco - União de Bancos Brasileiros S.A.

1.
We have audited the accompanying consolidated statements of income, changes in stockholders' equity and cash flows of Unibanco Holdings S.A. (partially owned subsidiary of Moreira Salles Group) and subsidiary (“the Holdings”), and Unibanco - União de Bancos Brasileiros S.A. and subsidiaries (“the Bank”) for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Holdings' and the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3.
In our opinion the consolidated financial statements present fairly, in all material respects, the consolidated results of operations of both the Holdings and the Bank and their cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
June 24, 2004
São Paulo, Brazil

Unibanco Holdings S.A. and Subsidiary
Consolidated Balance Sheets
(Expressed in millions of Brazilian reais)

	As of December 31,

	2004	2005

Assets
Cash and due from banks	R$ 1,575	R$ 1,158
Interest-bearing deposits in other banks	2,652	1,756
Federal funds sold and securities purchased under resale agreements	11,472	1,541

Cash and cash equivalents	15,699	4,455
Interest-bearing deposits in other banks	927	3,351
Federal funds sold and securities purchased under resale agreements	207	8,473
Central Bank compulsory deposits	4,808	5,150
Trading assets, at fair value	7,442	11,623
Securities available for sale, at fair value	2,595	5,471
Securities held to maturity, at amortized cost	4,838	2,486
Loans	31,377	39,237
Allowance for loan losses	(1,560)	(2,107)

Net loans	29,817	37,130
Investments in unconsolidated companies	536	623
Premises and equipment, net	1,404	1,422
Goodwill	1,224	1,233
Intangibles, net	406	387
Other assets	7,980	8,082

Total Assets	R$ 77,883	R$ 89,886

Liabilities
Deposits from customers:
Demand deposits – non interest bearing	R$ 3,209	R$ 3,787
Time deposits	24,060	25,924
Savings deposits	6,346	6,115
Deposits from banks	119	23

Total deposits	33,734	35,849
Federal funds purchased and securities sold under repurchase agreements	6,687	10,721
Short-term borrowings	2,677	3,239
Long-term debt	11,700	12,850
Other liabilities	13,672	16,802

Total Liabilities	68,470	79,461

Commitments and contingent liabilities (Note 30)	-	-

Minority interest in consolidated subsidiaries	4,317	4,846

Shareholders' Equity
Preferred share (Note 19)	1,237	1,237
Common share (Note 19)	695	695
Additional paid in capital	18	21
Treasury share, at cost	(69)	(114)
Capital reserves	503	435
Appropriated retained earnings	2,709	3,399
Accumulated other comprehensive income	7	25
Unappropriated retained deficit	(4)	(119)

Total Shareholders' Equity	5,096	5,579

Total Liabilities and Shareholders' Equity	R$ 77,883	R$ 89,886

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Income
(Expressed in millions of Brazilian reais)

	For the Year Ended December 31,

	2003	2004	2005

Interest Income
Interest and fees on loans	R$ 6,138	R$ 6, 495	R$ 9,343
Interest on federal funds sold and securities purchased under
agreements to resell	1,554	1,538	2,069
Interest on securities:
Trading	886	1,385	1,176
Available for sale	588	588	1,128
Held to maturity	(499)	449	386
Interest on deposits in other banks	166	249	436
Interest on Central Bank compulsory deposits	512	404	569
Interest on other assets	10	6	4

Total interest income	9,355	11,114	15,111

Interest Expense
Interest on deposits:
From banks	34	34	19
From customers:
Savings deposits	516	383	416
Time deposits	3,383	2,839	4,208
Interest on federal funds purchased and securities
sold under agreements to repurchase	1,142	1,167	1,037
Interest on short-term borrowings	(444)	(36)	(116)
Interest on long-term debt	(302)	949	969

Total interest expense	4,329	5,336	6,533

Net Interest Income	5,026	5,778	8,578
Provision for loan losses	881	948	1,870

Net Interest Income After Provision for Loan Losses	4,145	4,830	6,708

Non Interest Income
Fee and commission income	2,152	2,382	2,814
Trading income, net	691	221	111
Net gains (losses) on securities and non-trading derivatives	191	(150)	83
Net gains (losses) on foreign currency transactions	93	108	(100)
Equity in results of unconsolidated companies	199	220	158
Insurance, private retirement plan and pension investment contracts	1,468	1,775	2,616
Other non-interest income	709	2,285	1,002

Total non-interest income	5,503	6,841	6,684

Non Interest Expense
Salaries and benefits	2,224	2,549	3,039
Administrative expenses	2,310	2,549	2,812
Amortization of intangibles and impairment on goodwill	91	152	130
Insurance, private retirement plan and pension investment contracts	1,666	1,898	2,830
Other non-interest expense	1,996	2,054	2,351

Total non-interest expense	8,287	9,202	11,162

Income Before Income Taxes and Minority Interest	1,361	2,469	2,230

Income Taxes
Current tax expense	(199)	(200)	(319)
Deferred tax expense	(155)	(95)	(136)

Total income taxes	(354)	(295)	(455)

Income Before Minority Interest	1,007	2,174	1,775
Minority Interest	(509)	(1,003)	(855)

Net Income	R$ 498	R$ 1,171	R$ 920

(continue…)

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Income
(Expressed in millions of Brazilian reais, except otherwise indicated)

(…continuation)

	For the Year Ended December 31,

	2003	2004	2005

Net income applicable to common shares	R$ 208	R$ 447	R$ 335
Net income applicable to preferred “A” shares	5	-	-
Net income applicable to preferred shares	R$ 285	R$ 724	R$ 585
Earnings per shares – in Brazilian reais (2)
Distributed earnings (dividends)
.Common	R$ 0.27	R$ 0.32	R$ 0.42
. Preferred "A" (1)	0.14	-	-
. Preferred	0.27	0.32	0.42
Undistributed earnings
. Common	0.33	1.10	0.69
. Preferred "A" (1)	-	-	-
. Preferred	0.33	1.10	0.69
Basic and diluted earnings per share
. Common	0.60	1.42	1.11
. Preferred "A" (1)	0.14	-	-
. Preferred	0.60	1.42	1.11
Weighted average shares outstanding (in thousands) – Basic
. Common	349,754	315,146	300,423
. Preferred "A" (1)	23,653	-	-
. Preferred	454,212	510,100	523,045
Weighted average shares outstanding (in thousands) – Diluted
. Common	349,754	315,146	300,423
. Preferred "A" (1)	23,653	-	-
. Preferred	454,415	510,518	524,067
_____________________
(1)	The distributed earnings (dividends) presented in 2003 correspond only to the dividends paid as from July 31, 2003 as the preferred shares class “A” were not entitled to the dividends paid as from January 30, 2004 since all preferred shares class “A” were converted to preferred shares in September 2003 (see Note 19).
(2)	Earnings per share have been adjusted for 2003 and 2004 to reflect the new number of shares that resulted from the reverse share split (100:1 shares), approved on April 30, 2004, in accordance with SFAS 128 “Earnings per share” (see Note 19).

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in millions of Brazilian reais, except for number of shares)

	Number of shares	For the Year Ended December 31,

		2003	2004	2005

Capital
Preferred shares "A" - balance beginning of year	-	R$ 143	R$ -	R$ -
Share conversion	-	(143)	-	-

Balance end of year	-	-	-	-

Preferred shares - balance beginning of year	528,158,887	970	1,237	1,237
Share conversion	38,277,923	267	-	-
Shares canceled	(12,970,890)	-	-	-

Balance end of year	553,465,920	1,237	1,237	1,237

Common shares - balance beginning of year	315,145,875	819	695	695
Share conversion	(38,277,923)	(124)	-	-

Balance end of year	276,867,952	695	695	695

Additional paid in capital – balance beginning of year		6	12	18
Share compensation plan		6	6	3

Balance end of year		12	18	21

Treasury share, at cost - balance beginning of year	13,343,539	(40)	(110)	(69)
Acquisition of treasury share	18,099,036	-	-	(114)
Shares canceled	(12,970,890)	-	-	68
Purchase of own share in a buy-back program	-	(70)	-	-
Share exchange with Unibanco	(739,119)	-	40	1
Share exchange related to the Exchange Offer	-	-	1	-

Balance end of year	17,732,566	(110)	(69)	(114)

Capital reserves - balance beginning of year		479	479	503
Additional share premium		-	24	-
Treasury share canceled		-	-	(68)

Balance end of year		479	503	435

Appropriated retained earnings
Legal reserve – balance beginning of year		135	165	200
Transfer from unappropriated retained earnings		30	35	51

Balance end of year		165	200	251

Unrealized income reserve – balance beginning of year		1,717	2,062	2,472
Transfer from unappropriated retained earnings		345	410	639

Balance end of year		2,062	2,472	3,111

Special dividends reserve – balance beginning and end of year		37	37	37

Total appropriated retained earnings		2,264	2,709	3,399

Accumulated other comprehensive
Securities available for sale – balance beginning of year		(129)	(35)	7
Securities available for sale, net of applicable taxes (1)		94	42	31

Balance end of year		(35)	7	38

Cash flow hedges – balance beginning of year		(12)	(48)	-
Cash flow hedges, net of applicable taxes (1)		(36)	48	(13)

Balance end of year		(48)	-	(13)

Total accumulated other comprehensive (losses) gains		(83)	7	25

Unappropriated retained earnings – balance beginning of year		(363)	(468)	(4)
Net income for the year		498	1,171	920
Dividends/Interest on shareholders’
equity - Preferred shares "A"		(5)	-	-
Dividends/Interest on shareholders’ equity - Preferred shares		(129)	(162)	(219)
Dividends/Interest on shareholders’ equity - Common shares		(94)	(100)	(126)
Transfer to reserves		(375)	(445)	(690)

Balance end of year		(468)	(4)	(119)

Total Shareholders' Equity		R$ 4,026	R$ 5,096	R$ 5,579

Comprehensive income (Note 26)
Net income		R$ 498	R$ 1,171	R$ 920
Other comprehensive income, net of reclassification
adjustment		58	90	18

Comprehensive income		R$ 556	R$ 1,261	R$ 938

____________________
(1) Includes a deferred income tax and social contribution of R$(30), R$(46) and R$(9) at December 31, 2003, 2004 and 2005, respectively.

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Cash Flows
(Expressed in millions of Brazilian reais)

	For the Year Ended December 31,

	2003	2004	2005

Operating activities
Net income	R$ 498	R$ 1,171	R$ 920
Adjustment to reconcile net income to net cash provided by operating activities:
Provision for loan losses	881	948	1,870
Provision for insurance and private retirement plans	39	87	864
Depreciation	291	309	337
Amortization of intangibles and impairment on goodwill	91	152	130
Loss (gain) on sale of unconsolidated companies	11	(1,565)	-
Loss on sale of foreclosed assets	8	18	38
Loss (gain) on securities and non-trading derivatives	(191)	150	(83)
Loss (gain) on sale of premises and equipment	4	(5)	(15)
Deferred tax expense	155	95	136
Equity in results of unconsolidated companies	(199)	(220)	(158)
Share-based compensation expenses	10	10	4
Minority interest of consolidated subsidiaries	509	1,003	854
Dividends received from unconsolidated companies	158	181	106
Changes in assets and liabilities
Trading assets increase	(626)	(1,147)	(3,316)
Other assets increase	(697)	(2,594)	(1,622)
Other liabilities increase	2,384	2,812	2,933

Net cash provided by operating activities	3,326	1,405	2,998

Investing activities
Net increase in deposits in other banks	(323)	(252)	(2,590)
Net increase in Central Bank compulsory deposits	(195)	(686)	(341)
Net increase in federal funds sold and securities purchased under resale
agreements	-	(207)	(8,695)
Purchases of available for sale securities	(2,642)	(2,298)	(5,669)
Proceeds from sale of available for sale securities	6,546	3,490	3,244
Purchases of securities held to maturity	(1,699)	(1,885)	-
Proceeds from matured and called securities held to maturity	1,901	3,140	2,497
Net increase in loans	(1,859)	(4,054)	(8,591)
Net cash paid on acquisition of companies (Note 3)	-	(567)	(4)
Acquisition of intangible assets (Note 3)	(2)	(22)	(111)
Purchases of premises and equipment	(284)	(318)	(395)
Proceeds from sale of premises and equipment	53	130	70
Proceeds from sale of foreclosed assets	90	96	4
Purchases of unconsolidated companies	(53)	(7)	(69)
Proceeds from sale of unconsolidated companies	42	1,727	-

Net cash provided by (used in) investing activities	1,575	(1,713)	(20,650)

Financing activities
Net increase (decrease) in deposits	(1,226)	7,507	1,538
Net increase (decrease) in federal funds purchased
and securities sold under repurchase agreements	(7,057)	(92)	3,846
Net increase (decrease) in short-term borrowings	(3,148)	(651)	536
Borrowings under long-term debt arrangements	7,744	3,550	4,793
Repayment of long-term debt	(5,380)	(5,466)	(3,553)
Acquisition of own shares	(70)	-	(114)
Proceeds from exercise of share options	-	-	7
Cash dividends/Interest on shareholders’ equity paid	(227)	(240)	(336)
Minority interest of consolidated subsidiaries	(92)	(498)	(309)

Net cash provided by (used in) financing activities	(9,456)	4,110	6,408

Net increase (decrease) in cash and cash equivalents	(4,555)	3,802	(11,244)
Cash and cash equivalents at beginning of year	16,452	11,897	15,699

Cash and cash equivalents at end of year	R$ 11,897	R$ 15,699	R$ 4,455

Supplemental:
Cash paid for interest	R$ 5,509	R$ 5,511	R$ 5,880
Cash paid for income taxes	164	268	251
Loans transferred to foreclosed assets	84	51	104
Dividends/Interest on shareholders’ equity declared but not yet paid	103	144	9
Premises and equipment acquired through capital lease	-	29	18
Treasury shares exchanged in connection with the acquisition of Banco BNL do Brasil	-	40	-

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Balance Sheets
(Expressed in millions of Brazilian reais)

	As of December 31,

	2004	2005

Assets
Cash and due from banks	R$ 1,575	R$ 1,158
Interest-bearing deposits in other banks	2,652	1,756
Federal funds sold and securities purchased under resale agreements	11,472	1,541

Cash and cash equivalents	15,699	4,455
Interest-bearing deposits in other banks	927	3,351
Federal funds sold and securities purchased under resale agreements	207	8,473
Central Bank compulsory deposits	4,808	5,150
Trading assets, at fair value	7,442	11,623
Securities available for sale, at fair value	2,595	5,471
Securities held to maturity, at amortized cost	4,838	2,486
Loans	31,377	39,237
Allowance for loan losses	(1,560)	(2,107)

Net loans	29,817	37,130
Investments in unconsolidated companies	536	623
Premises and equipment, net	1,404	1,422
Goodwill	1,224	1,233
Intangibles, net	406	387
Other assets	7,955	8,014

Total Assets	R$ 77,858	R$ 89,818

Liabilities
Deposits from customers:
Demand deposits – non interest bearing	R$ 3,209	R$ 3,787
Time deposits	24,101	26,011
Savings deposits	6,346	6,115
Deposits from banks	119	23

Total deposits	33,775	35,936
Federal funds purchased and securities sold under repurchase agreements	6,687	10,721
Short-term borrowings	2,677	3,239
Long-term debt	11,700	12,850
Other liabilities	13,605	16,683

Total Liabilities	68,444	79,429

Commitments and contingent liabilities (Note 30)	-	-

Minority interest in consolidated subsidiaries	842	855

Shareholders' Equity
Preferred share (Note 19)	2,098	2,098
Common share (Note 19)	2,902	2,902
Additional paid in capital	29	34
Treasury share, at cost	(53)	(53)
Capital reserves	336	338
Appropriated retained earnings	455	547
Accumulated other comprehensive gains	12	43
Unappropriated retained earnings	2,793	3,625

Total Shareholders' Equity	8,572	9,534

Total Liabilities and Shareholders' Equity	R$ 77,858	R$ 89,818

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Income
(Expressed in millions of Brazilian reais)

	For the Year Ended December 31,

	2003	2004	2005

Interest Income
Interest and fees on loans	R$ 6,138	R$ 6,495	R$ 9,343
Interest on federal funds sold and securities purchased under
agreements to resell	1,554	1,538	2,069
Interest on securities:
Trading	886	1,385	1,176
Available for sale	588	588	1,128
Held to maturity	(499)	449	386
Interest on deposits in other banks	166	249	436
Interest on Central Bank compulsory deposits	512	404	569
Interest on other assets	10	6	4

Total interest income	9,355	11,114	15,111

Interest Expense
Interest on deposits:
From banks	34	34	19
From customers:
Savings deposits	516	383	416
Time deposits	3,385	2,843	4,220
Interest on federal funds purchased and securities
sold under agreements to repurchase	1,142	1,167	1,037
Interest on short-term borrowings	(444)	(36)	(116)
Interest on long-term debt	(302)	949	969

Total interest expense	4,331	5,340	6,545

Net Interest Income	5,024	5,774	8,566
Provision for loan losses	881	948	1,870

Net Interest Income After Provision for Loan Losses	4,143	4,826	6,696

Non Interest Income
Fee and commission income	2,152	2,382	2,814
Trading income, net	691	221	111
Net gains (losses) on securities and non-trading derivatives	191	(150)	83
Net gains (losses) on foreign currency transactions	93	108	(100)
Equity in results of unconsolidated companies	199	220	158
Insurance, private retirement plan and pension investment contracts	1,468	1,775	2,616
Other non-interest income	709	2,285	1,002

Total non-interest income	5,503	6,841	6,684

Non Interest Expense
Salaries and benefits	2,224	2,549	3,039
Administrative expenses	2,310	2,549	2,812
Amortization of intangibles and impairment on goodwill	91	152	130
Insurance, private retirement plan and pension investment contracts	1,666	1,898	2,830
Other non-interest expense	1,974	2,005	2,301

Total non-interest expense	8,265	9,153	11,112

Income Before Income Taxes and Minority Interest	1,381	2,514	2,268

Income Taxes
Current tax expense	(199)	(200)	(292)
Deferred tax expense	(155)	(95)	(168)

Total income taxes	(354)	(295)	(460)

Income Before Minority Interest	1,027	2,219	1,808
Minority Interest	(154)	(156)	(158)

Net Income	R$ 873	R$ 2,063	R$ 1,650

(continue…)

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Income
(Expressed in millions of Brazilian reais, except otherwise indicated)

(…continuation)

	For the Year Ended December 31,

	2003	2004	2005

Net income applicable to common shares	R$ 458	R$ 1,074	R$ 855
Net income applicable to preferred shares	R$ 415	R$ 989	R$ 795
Earnings per shares – in Brazilian reais (1)
Distributed earnings (dividends)
. Common	R$ 0.30	R$ 0.36	R$ 0.50
. Preferred	0.33	0.39	0.54
Undistributed earnings
. Common	0.31	1.06	0.63
. Preferred	0.34	1.17	0.70
Basic and diluted earnings per share
. Common	0.61	1.42	1.13
. Preferred	0.67	1.56	1.24
Weighted average shares outstanding (in thousands) – Basic
. Common	755,678	755,658	755,658
. Preferred	622,831	631,225	641,177
Weighted average shares outstanding (in thousands) – Diluted
. Common	755,678	755,658	755,658
. Preferred	623,035	631,643	642,200
_____________________
(1)	Earnings per share have been adjusted for 2003 and 2004 to reflect the new number of shares that resulted from the reverse share split (100:1 shares), approved on April 30, 2004, in accordance with SFAS 128 “Earnings per share” (see Note 19).

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in millions of Brazilian reais, except for number of shares)

	Number of shares	For the Year Ended December 31,

		2003	2004	2005

Capital
Preferred shares - balance beginning of year	653,200,164	R$ 1,549	R$ 1,549	R$ 2,098
Transfer from unappropriated retained earnings	-	-	549	-

Balance end of year	653,200,164	1,549	2,098	2,098

Common shares - balance beginning of year	755,658,168	2,142	2,142	2,902
Transfer from unappropriated retained earnings	-	-	760	-

Balance end of year	755,658,168	2,142	2,902	2,902

Additional paid in capital – balance beginning of year		9	19	29
Share compensation plan		10	10	4
Additional share premium		-	-	1

Balance end of year		19	29	34

Treasury share, at cost
Preferred shares - balance beginning of year	12,744,112	(90)	(133)	(53)
Purchase of own share in a buy-back program	-	(43)	-	-
Acquisition of treasury share	693,770	-	-	7
Share purchased by grantees of owner share option plan (Note 25)	(1,432,889)	-	-	(6)
Share exchange with Unibanco Holdings S.A	(739,119)	-	40	(1)
Share exchange with Banca Nazionale del Lavoro SpA	-	-	40	-

Balance end of year	11,265,874	(133)	(53)	(53)

Capital reserves
Share premium – balance beginning of year		261	261	301
Additional share premium		-	40	1

Balance end of year		261	301	302
Treasury share sold – balance beginning and end of year		13	13	13
Fiscal incentive investment reserve – balance beginning of year		21	21	22
Adjustment reserve		-	1	1

Balance end of year		21	22	23

Total capital reserves		295	336	338

Appropriated retained earnings
Legal reserve - balance beginning of year		274	327	391
Transfer from unappropriated retained earnings		53	64	92

Balance end of year		327	391	483

Special dividends reserve – balance beginning and end of year		64	64	64

Total appropriated retained earnings		391	455	547

Accumulated other comprehensive
Securities available for sale – balance beginning of year		(214)	(57)	12
Securities available for sale, net of applicable taxes (1)		157	69	53

Balance end of year		(57)	12	65

Cash flow hedges – balance beginning of year		(20)	(82)	-
Cash flow hedges, net of applicable taxes (1)		(62)	82	(22)

Balance end of year		(82)	-	(22)

Total accumulated other comprehensive (losses) gains		(139)	12	43

Unappropriated retained earnings – balance beginning of year		2,236	2,630	2,793
Net income for the year		873	2,063	1,650
Dividends/Interest on shareholders’ equity - Preferred shares		(202)	(253)	(349)
Dividends/Interest on shareholders’ equity - Common shares		(224)	(274)	(377)
Transfer to capital		-	(1,309)	-
Transfer to reserves		(53)	(64)	(92)

Balance end of year		2,630	2,793	3,625

Total Shareholders' Equity		R$ 6,754	R$ 8,572	R$ 9,534

Comprehensive income (Note 26)
Net income		R$ 873	R$ 2,063	R$ 1,650
Other comprehensive income, net of reclassification adjustment		95	151	31

Comprehensive income		R$ 968	R$ 2,214	R$ 1,681

_____________________
(1) Includes a deferred income tax and social contribution of R$(49), R$(78) and R$ (16) at December 31, 2003, 2004 and 2005, respectively.

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Cash Flows
(Expressed in millions of Brazilian reais)

	For the Year Ended December 31,

	2003	2004	2005

Operating activities
Net income	R$ 873	R$ 2,063	R$ 1,650
Adjustment to reconcile net income to net cash provided by operating activities:
Provision for loan losses	881	948	1,870
Provision for insurance and private retirement plans	39	87	864
Depreciation	291	309	337
Amortization of intangibles and impairment on goodwill	91	152	130
Loss (gain) on sale of unconsolidated companies	11	(1,565)	-
Loss on sale of foreclosed assets	8	18	38
Loss (gain) on securities and non-trading derivatives	(191)	150	(83)
Loss (gain) on sale of premises and equipment	4	(5)	(15)
Deferred tax expense	155	95	168
Equity in results of unconsolidated companies	(199)	(220)	(158)
Share-based compensation expenses	10	10	4
Minority interest of consolidated subsidiaries	154	156	158
Dividends received from unconsolidated companies	158	181	106
Changes in assets and liabilities
Trading assets increase	(626)	(1,147)	(3,316)
Other assets increase	(676)	(2,591)	(1,609)
Other liabilities increase	2,344	2,742	2,845

Net cash provided by operating activities	3,327	1,383	2,989

Investing activities
Net increase in deposits in other banks	(323)	(252)	(2,590)
Net increase in Central Bank compulsory deposits	(195)	(686)	(341)
Net increase in federal funds sold and securities purchased under resale
agreements	-	(207)	(8,695)
Purchases of available for sale securities	(2,642)	(2,298)	(5,669)
Proceeds from sale of available for sale securities	6,546	3,490	3,244
Purchases of securities held to maturity	(1,699)	(1,885)	-
Proceeds from matured and called securities held to maturity	1,901	3,140	2,497
Net increase in loans	(1,859)	(4,054)	(8,591)
Net cash paid on acquisition of companies (Note 3)	-	(567)	(4)
Acquisition of intangible assets (Note 3)	(2)	(22)	(111)
Purchases of premises and equipment	(284)	(318)	(395)
Proceeds from sale of premises and equipment	53	130	70
Proceeds from sale of foreclosed assets	90	96	4
Purchases of unconsolidated companies	(53)	(7)	(69)
Proceeds from sale of unconsolidated companies	42	1,727	-

Net cash provided by (used in) investing activities	1,575	(1,713)	(20,650)

Financing activities
Net increase (decrease) in deposits	(1,222)	7,538	1,585
Net increase (decrease) in federal funds purchased
and securities sold under repurchase agreements	(7,057)	(92)	3,846
Net increase (decrease) in short-term borrowings	(3,148)	(651)	536
Borrowings under long-term debt arrangements	7,744	3,550	4,793
Repayment of long-term debt	(5,380)	(5,466)	(3,553)
Acquisition of own shares	(43)	-	(7)
Proceeds from exercise of share options	-	-	7
Cash dividends/Interest on shareholders’ equity paid	(410)	(470)	(676)
Minority interest of consolidated subsidiaries	59	(277)	(114)

Net cash provided by (used in) financing activities	(9,457)	4,132	6,417

Net increase (decrease) in cash and cash equivalents	(4,555)	3,802	(11,244)
Cash and cash equivalents at beginning of year	16,452	11,897	15,699

Cash and cash equivalents at end of year	R$ 11,897	R$ 15,699	R$ 4,455

Supplemental:
Cash paid for interest	R$ 5,509	R$ 5,511	R$ 5,880
Cash paid for income taxes	164	268	251
Loans transferred to foreclosed assets	84	51	104
Dividends/Interest on shareholders’ equity declared but not yet paid	230	287	336
Premises and equipment acquired through capital lease	-	29	18
Treasury shares exchanged in connection with the acquisition of Banco BNL do Brasil	-	80	-

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary and Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

Note 1 - Basis of Presentation

     Unibanco Holdings S.A. (“Holdings”) is a corporation formed under Federative Republic of Brazil law activities of Holdings are conducted exclusively through its subsidiary Unibanco - União de Bancos Brasileiros S.A. (“Unibanco” or the “Bank”), which is a multiple service bank under Brazilian banking regulations, headquartered in São Paulo, Brazil. At December 31, 2004 and 2005, Holdings held 96.60% and 97.1% of Unibanco’s common (voting) and 15.31% and 12.1% of Unibanco’s preferred (nonvoting) shares, respectively. The preferred shares of Unibanco confer dividend rights 10% greater than those of the common shares.

     Unibanco is a full-service financial institution providing, directly and indirectly through its subsidiaries, a wide variety of credit and non-credit products and services to all segments of the Brazilian domestic market and to a lesser extent to Brazilian customers for its operations outside Brazil through its offices, branches and subsidiaries in Nassau (Bahamas); Grand Cayman (Cayman Islands); New York (USA); Asuncion (Paraguay); Luxembourg (Luxembourg) and Geneva (Switzerland).

     The notes of consolidated financial statements cover both Unibanco and Holdings, and generally are applicable to both companies; however, when a particular Note is only applicable to Unibanco or Holdings individually (such as Note 19 which deals with shareholders’ equity and matters relating to the by laws) we have highlighted this fact.

     We are organized under four main lines of business: retail, wholesale, insurance and wealth management (comprising asset management and private banking). Our retail products and services are designed to service individuals, small and middle businesses and include a wide variety of credit and non-credit products and services, such as overdraft loans, consumer finance, credit cards and deposit accounts. Our wholesale business involves a variety of credit products and, increasingly, the provision of fee-based non-credit products and services to large companies in Brazil, such as cash management, investment banking and receivables collection. We conduct our insurance and savings-related products business through our subsidiaries providing life, auto, property and casualty insurance coverage to individuals and businesses, as well as pension retirement plans, savings and annuities products. Our subsidiary Unibanco Asset Management - Banco de Investimento S.A., offers, manages and administers a wide variety of investment funds and assets of corporations, private bank customers, foreign investors and individuals (see Note 32 for segment information).

     The consolidated financial statements of Holdings include the accounts of Holdings and its majority-owned subsidiary, Unibanco. The consolidated financial statements of Unibanco include the accounts of Unibanco and its majority-owned subsidiaries and entities where we have a controlling financial interest through arrangements that do not involve voting interests. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All material intercompany accounts and transactions have been eliminated in consolidation.

     In order to improve presentation, prior periods amounts disclosed as investing activities in the Consolidated Statement of Cash Flows relating to (i) Dividends received from unconsolidated companies (2003 - R$158) and (ii) Minority interests of consolidated subsidiaries of Unibanco (2003 - R$59) and of Holdings (2003 - R$(92)), were reclassified to operating activities and financing activities, respectively and in the Consolidated Statement of Income the Net gain or loss on non-trading derivatives (2003 – R$(2)) were reclassified from “Trading income (expenses)” to “Net gains (losses) on securities and non-trading derivatives”. This reclassification had no impact on balance sheet, net income, shareholders' equity and earnings per share or segment information presented (see Note 32).

     The most significant subsidiaries of Unibanco as of December 31, 2005 are:

			Ownership interest

Direct and indirect consolidated companies	Activity	Country	Total	Voting

. Unibanco AIG Seguros S.A.	insurance	Brazil	49.709%	52.758%
Unibanco AIG Vida e Previdência S.A. (1)	pension and
	retirement plans	Brazil	49.709	52.758
Unibanco AIG Saúde Seguradora S.A.	insurance	Brazil	49.709	52.758
. Unibanco Companhia de Capitalização	savings and
	annuities products	Brazil	99.999	100.000
. Unicard Banco Múltiplo S.A.	credit card	Brazil	100.000	100.000
. Hipercard Banco Múltiplo S.A.	credit card	Brazil	100.000	100.000
. Banco Único S.A.	bank	Brazil	99.999	100.000
. Banco Fininvest S.A. (2)	bank and credit card	Brazil	100.000	100.000
. Banco Dibens S.A. (4)	bank	Brazil	99.999	99.999
. Dibens Leasing S.A. - Arrendamento Mercantil (3)	leasing	Brazil	99.999	99.998
. Unibanco Investshop Corretora de Valores Mobiliários e
Câmbio S.A.	security broker	Brazil	100.000	100.000
. Interbanco S.A.	bank	Paraguay	99.996	99.995
. Unipart Participações Internacionais Ltd.	holding	Cayman
		Island	100.000	100.000
Unibanco - União de Bancos Brasileiros (Luxemburg) S.A.	bank	Luxembourg	99.999	99.999
Unibanco Cayman Bank Ltd.	bank	Cayman
		Island	100.000	100.000
Unicorp Bank & Trust Ltd.	private bank	Cayman
		Island	100.000	100.000

Unibanco Securities Inc.	security broker	USA	100.000	100.000
_____________________
(1)	The total and voting ownership interest in 2004 was 49.696% and 52.746%, respectively.
(2)	The total ownership interest in 2004 was 99.940%.
(3)	Dibens Leasing S.A. merged Unibanco Leasing S.A – Arrendamento Mercantil in 2005.
(4)	The total and voting ownership interest in 2004 was 51.001%. In 2005, we acquired the remaining 49% of the capital of Banco Dibens S.A. (Note 3).

     For a description of Unibanco’s investments in unconsolidated companies, see Notes 2 (j) and 11.

Note 2 - Significant Accounting Policies

     In preparing our consolidated financial statements, we use estimates and assumptions to account for certain assets, liabilities, revenues, expenses and other transactions in accordance with U.S. GAAP. The consolidated financial statements include various estimates and assumptions, including, but not limited to the adequacy of allowance for loan losses, estimates of fair value of certain financial instruments, carrying amount of goodwill, amount of valuation allowances on deferred tax assets, amount of insurance and private retirement plan reserves, selection of useful lives of certain assets, determination of the need for and amount of impairment charges on long-lived assets, determination of probability and estimate of contingent losses and valuation of employee share option. Actual results in future periods could differ from those estimates.

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

(b) Presentation of interest-bearning assets and interest-bearing liabilities

     Interest-bearning assets and interest-bearing liabilities are presented in the consolidated balance sheet at the principal amount outstanding plus accrued interest and monetary correction adjustments. Such presentation is required since accrued interest and monetary correction adjustments are added to the outstanding principal each period for substantially all of such assets and liabilities.

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

     Total interest and monetary correction accrued on the outstanding principal of assets and liabilities was R$2,498 and R$2,505 at December 31, 2004 and R$5,000 and R$3,170 at December 31, 2005, respectively.

(c) Securities purchased under resale agreements and securities sold under repurchase agreements

     We enter into purchases of securities under resale agreements and sales of securities under repurchase agreements of substantially identical securities (mainly represented by government debt securities). The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are accounted as short-term secured borrowings and are carried on the balance sheet together with accrued interest. Generally, our policy is to obtain the use or take possession of the securities purchased under resale agreements and we do not account for the securities underlying such agreements as securities in the consolidated balance sheets because the control remains with the counterparty. On the other hand, the securities underlying the repurchase agreements remain accounted as our securities because we retain the control of the securities. We closely monitor the market value of the underlying securities collateralizing the resale agreements in order to limit our risk with counterparties.

(d) Trading assets

     Securities classified as trading in accordance with Statement of Financial Accounting Standards (“SFAS”) 115, “Accounting for Investments in Debt and Equity Securities”, are carried at fair value and recorded in trading assets as of their trade date. Realized and unrealized gains (losses) on trading securities are recognized currently in “Non-interest income - trading income”.

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

     SFAS 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133.

     Financial derivatives involve, to varying degrees, interest rate, market and credit risk. We manage these risks as part of our asset and liability management process and through credit policies and procedures. We seek to minimize counterparty credit risk by entering into transactions with only a select number of high-quality institutions. A large part of our derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. The credit risk associated with these types of instruments is disclosed in Note 28. For swap contracts, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities or in an over-the-counter transaction, we analyze the credit risk and record provisions for probable losses, as necessary.

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

     For derivatives that are designated as fair value hedges, the gain or loss on derivatives as well as the loss or gain on the hedged items are recognized in “Net gains (losses) on securities and non-trading derivatives” in current earnings. For derivatives designated as cash flow hedges, the effective portions of the gain or loss on derivatives are reported as a component of “Accumulated other comprehensive losses or gains” and recognized in “Net gains (losses) on securities and non-trading derivatives” in the same period or periods during which the hedged transaction affects earnings. Net losses on non-trading derivatives was R$70 at December 31, 2004 and was R$1 at December 31, 2005. Any ineffective gain or loss on these derivatives is recognized in “Net gains (losses) on securities and non-trading derivatives” in current earnings. A highly effective hedging relationship (a range between 0.8 and 1.25) is one in which we achieve offsetting changes in fair value or cash flows for the risk being hedged (see Note 28).

(f) Available for sale and held to maturity securities

     We classify securities in accordance with SFAS 115. These classifications are determined based on our intent with respect to the securities on the date of purchase (trade date). Gains and losses on the sale of securities are recognized through average cost method on the applicable trade date.

     Generally, we classify debt and equity securities as available for sale based on current economic conditions, including interest rates. Securities available for sale are recorded at fair value with unrealized gains and losses recorded as a separate component of shareholders’ equity, net of applicable taxes (gains of R$12 and R$65 at December 31, 2004 and 2005, respectively in Unibanco, and gains of R$7 and R$38 at December 31, 2004 and 2005, respectively in Holdings). Securities available for sale are used as part of our overall interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk and other factors.

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

     In November 2005, the FASB issued FASB Staff Position (FSP) 115-1 and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which in conjunction with Emerging Issues Task Force (“EITF”) 03-1 resulted in additional disclosures for securities in an unrealized loss position effective for year-end 2003. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss.

(g) Loans

     Loans are stated at principal plus accrued interest receivable and monetary correction (as explained in Note 2 (b)). Interest income is recorded on an accrual basis using the effective interest method. All loans 60 days or more past due as to principal or interest are discontinued the accrual (non-accrual) of interest income and monetary correction and are classified as nonperforming loans. Interest collections including, indexation readjustments, received in each period on non-accrual loans are included in interest income on loans.

     Credit card fee operations are deferred and recognized on a straight-line basis over the period that the fee entitles the cardholder to use of the card.

     Direct lease financing is carried at the aggregate of lease payments plus estimated residual value of the leased property, less unearned income. Lease financing income is recognized over the term of the lease.

(h) Allowance for loan losses

     The allowance for loan losses is the amount that has been provided for probable losses in the loan portfolio. The allowance is increased by provisions for loan losses and recoveries of loans previously charged-off and reduced by charged-off loans deemed uncollectible.

     Loans are charged-off against the allowance when the loan is not collected or is considered permanently impaired. Charge-off normally occurs if no payment is received within 360 days from its due date. The allowance is adjusted in future periods for changes in the estimated probable losses inherent in the portfolio.

     We assess the creditworthiness of our loan portfolio and establish allowances for probable credit losses on a regular basis. The process used to determine these reserves involves estimates and judgments. We determine a allowance for probable losses within each client’s rating. Loss forecast models are utilized for this purpose considering, among other things, recent loss experience, current economic conditions, the risk characteristics of the various classifications of loans, the fair value of the underlying collateral, the probability of default in making this evaluation, as well as the size and diversity of individual credits. Changes in these estimates and judgments have a direct impact on the allowances.

     Our wholesale loans have distinctive characteristics and therefore are not evaluated as a homogeneous portfolio. Instead, the allowances are currently calculated based on the risk profile of each individual borrower, which accounts for, among other factors, financial history, cash flows, quality of management, relationship history, market conditions and other factors relating to credit risk. We consider all larger balance nonperforming loans subject to specific review for impairment. Once a loan has been identified as impaired, we measure impairment in accordance with SFAS 114, “Accounting by Creditors for Impairment of a Loan”, as amended by SFAS 118 “Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures”. The measurement of impairment on an impaired loans is based on (i) the present value of the loan’s expected cash flows; or (ii) the realizable value of the underlying collateral for collateral-dependent loans. If carrying value of the impaired loan exceeds the measure of estimated fair value, a specific allowance is established as a component of the allowance for loan losses.

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

     SOP 03-3: “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”. It provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3 prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. SOP 03-3 becomes effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004.

(i) Impaired loans and nonperforming

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

(k) Premises and equipment

     Premises and equipment are recorded at cost. Depreciation is computed on the straight-line method at the following annual rates: buildings - 4%, furniture and equipment - 10% and data processing equipment and vehicles - 20%. Leasehold improvements are amortized over the shorter of the useful life of the improvement or the maturity of the lease contract, generally between 5 and 10 years. Expenditures for maintenance and repairs are charged to non-interest expense as incurred.

     We assess impairment in accordance with the requirements of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” when events and circumstances indicate that such impairment may exist. No such impairment has been identified through December 31, 2004 and 2005.

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

(m) Goodwill and intangibles

     We recorded goodwill and intangibles in accordance with SFAS 141 “Business Combinations” and SFAS 142 “Goodwill and Other Intangible Assets” as amended by SFAS 147 “Acquisitions of Certain Financial Institutions” which was issued during October 2002 and clarified that, only if certain criteria are met, an acquisition of a less-than-whole financial institution (such as a branch acquisition) should be accounted as a business combination. In addition, SFAS 147 amends SFAS 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor-and-borrower-relationship intangible assets. As a result, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS 144 requires for other long-lived assets that are held and used by a company. The net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition. The historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on an appropriate systematic method, over the period which the asset is expected to contribute directly or indirectly to the future cash flows. Goodwill is not amortized but is reviewed for potential impairment at least on annual basis at the reporting unit level. The impairment test compares the fair value of the reporting unit with the carrying amount of the net assets (including goodwill). If the fair value of the reporting unit exceeds the carrying amount of the net assets (including goodwill), the goodwill is considered not impaired; however, if the carrying amount of the net assets exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Impairment adjustment was not necessary for the year ended December 31, 2003 and 2005. At December 31, 2004, we recorded an impairment in the amount of R$35.

     Intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. There are no events and circumstances indicating any impairment for 2003, 2004 and 2005.

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

(o) Transfers of financial assets

     Transfers of financial assets are accounted as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from us (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) we do not maintain effective control over the transferred assets through agreements to repurchase or redeem them before their maturity or ability to unilaterally cause the holder to return specific assets.

(p) Perpetual bond

     In July 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and classifies them in its statement of financial position. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) when that financial instrument embodies an obligation of the issuer. This standard was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective July 1, 2003. We classify our perpetual bond as a liability, since such financial instrument also meets the definition of a liability under FASB Concepts no. 6 "Elements of Financial Statements".

(q) Consolidation of Variable Interest Entities (VIE)

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

(r) Income taxes

     We account income taxes in accordance with SFAS 109 “Accounting for Income Taxes”. SFAS 109 prescribes an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for temporary differences between the amounts included in the financial statements and tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax law and rates are reflected in the period in which they are enacted. If, after considering future tax consequences, we believe that the carrying value of any deferred tax asset is “more likely than not” unrealizable, then we establish a valuation allowance equal to that amount.

(s) Insurance premiums, deferred acquisition costs, reserves for insurance claims, private retirement plan benefits and pension investment contracts

     Insurance Premiums – Substantially all our insurance contracts are considered short-duration insurance contracts. Premiums from short duration insurance contracts are recognized over the related contracts period. Insurance premiums are included as “Non interest income - insurance, private retirement plan and pension investment contracts”.

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

     Pension investment contracts - Certain products offered by us, such as pension investment contracts where the investment risk is for the account of policyholders, are considered investment contracts in accordance with the requirements of SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long Duration Contracts and for Realized Gains and Losses from the Sale of Investments” and SOP 03-1 “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts”. During the accumulation phase of the pension investment contracts where the investment risk is for the account of policyholder, in which the policyholders have agreed to the insurance terms of the plan, the contracts are treated as an investment contract. During the annuity phase the contract is treated as an insurance contract with mortality risk. Account values are not actuarially determined during the accumulation phase. Rather, account values are increased by the deposits received and interest credited (based on contract provisions) and are reduced by withdrawals and administrative expenses charged to the policyholders.

     Reserves for private retirement plan benefits are established based on actuarial calculations.

     An additional liability for the contract feature is established if the present value of expected annuitization payment at the expected annuitization date exceeds the expected account balance at the annuitization date, in accordance with SOP 03-1 and also requires, among other things, a liability valuation for certain long-duration insurance and investments contracts that are subject to SFAS 97 (see Note 17).

     The interest credited is included in changes in “Non interest expense – Insurance, private retirement plan and pension investment contracts”. The securities related to these pension investment contracts are classified as “trading assets” and “securities available for sale” in the Consolidated Financial Statements.

(t) Provision for guarantees

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

(u) Fee income

     We earn fee income from investment management, credit card, investment banking and certain commercial banking services. Such fees are typically recognized when the service is performed (investment and commercial banking) or deferred and recognized over the life of the contract (investment management and credit card).

(v) Translation of foreign currency operations into reais

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

(w) Employee benefits

     (i) Pension plan

     We do not maintain defined-benefit private pension plans or other postretirement benefit plans for our employees in December 2005 and 2004. However, we are required to make employer contributions to the Brazilian Government pension, welfare benefit and redundancy plans which are expensed as incurred. Such contributions totaled R$359, R$444 and R$484 in 2003, 2004 and 2005, respectively.

     We and part of our employees have sponsored a “Free Benefits Generation Program” (PGBL) a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the company where he/she works. These contributions were invested in an Exclusive Financial Investment Fund (FIFE). The program was based on defined contributions by both Unibanco and the employees until October 2004. After this date only the employees have been sponsoring this program.

     Also in July 1, 2004, the employee’s PGBL was redesigned in order to offer to employees of Unibanco a new defined – contribution plan. The new plan is managed by a closed private entity through Trevo – Instituto Bandeirantes de Seguridade Social. This new plan is sponsored by Unibanco and employees.

     During 2004 and 2005, the sponsor contribution totaled R$15 and R$15, respectively.

     (ii) Share-based compensation

     We established a share – based employee compensation plan in 2001 which is described more fully in Note 25. We account for this plan in accordance with SFAS 123 “Accounting for Share Based Compensation”. Under SFAS 123 as amended by SFAS 148 “Accounting for Share Based Compensation – Transition and Disclosure”, the share options were recorded as expense over the vesting period based on the fair value calculated using a Black-Scholes model. In December 2004, the FASB issued SFAS 123 (revised 2004) “Share-based payment” (SFAS 123R) which replaces SFAS 123. SFAS 123 requires all entities to apply the fair value based measurement method in accounting for share-based payment transactions. Because we adopted the provisions of SFAS 123 since the inception in 2001, the impact of adopting SFAS 123R was not significant.

(x) Restructuring charges

     Generally, the liability for a cost associated with restructuring plans is recognized and measured initially at fair value only when the liability is incurred. However, we accounted a liability for post employment benefits when it is probable that a liability has been incurred or the amount can be reasonably estimated and payment of the severance benefits is probable. Restructuring charges typically include employee-related costs and incremental costs for which no future benefit can be derived as a direct result of the restructuring activities.

(y) Earnings per share (EPS)

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

     Diluted earnings per share is based on the same adjusted net income as in the basic EPS and the weighted average number of shares outstanding is increased by the number of shares that would be issued assuming the exercise of share options. In 2003, 2004 and 2005 we issued share options and calculated the diluted earnings (see Consolidated Statement of Income).

     We have implemented the provisions of EITF 03-6 “Participating Securities and the Two-Class Method” under SFAS 128 “Earnings per Share” and concluded that no change should be required in the calculation of EPS.

HOLDINGS

     Earnings per share are presented based on the two classes (2003 – three classes) of share issued by Holdings. All classes, common and preferred, participate in dividends on substantially the same basis, except that class “A” preferred shareholders are entitled to dividends per share ten percent (10%) higher than common and class “B” preferred shareholders (see Note 19). Earnings per share are computed on the distributed (dividends) and undistributed earnings of Holdings after giving effect to the 10% preference, without regard to whether the earnings will ultimately be fully distributed. Weighted average shares are computed based on the periods for which the shares are outstanding.

UNIBANCO

     Earnings per share are presented based on the two classes of share issued by Unibanco. Both classes, common and preferred, participate in dividends on substantially the same basis, except that preferred shareholders are entitled to dividends per share ten percent (10%) higher than common shareholders (see Note 19). Earnings per share are computed based on the distributed (dividends) and undistributed earnings of Unibanco after giving effect to the 10% preference, without regard to whether the earnings will ultimately be fully distributed. Weighted average shares are computed based on the periods for which the shares are outstanding.

(z) Recently issued accounting standards

     In June 2005, the FASB issued Statement nº 154, “Accounting Changes and Error Corrections” (FAS 154). FAS 154 replaces APB Opinion nº 20, “Accounting Changes” and FASB Statement nº 3, “Reporting Accounting Changes in Interim Financial statements”. SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that a correction of errors in previously issued financial statements should be termed a “restatement”.

     In March 2006 the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets” (SFAS 156), an amendment of FASB Statement 140. SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract and all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. This SFAS permits an entity to choose either amortization method or fair value measurement method for each class of separately recognized servicing assets and liabilities. We are evaluating the impact of adoption of SFAS 156. However, at this time we do not expect the impact of SFAS 156 to have a significant effect on our consolidated financial statement.

     In November 2005, the FASB issued FASB Staff Position (FSP) No. FIN 45-3, “Application of FASB No. 45 to Minimum Revenue Guarantees Granted to a Business or its Owners”, which requires the accounting as liability at its fair value, the guarantees granted to a third party, in case the revenue earned by such party does not reach a minimum level. This standard shall be applied to new guarantees or guarantees changed as from the quarter commencing after November 10, 2005. The adoption of FIN 45-3 did not have impact on our Consolidated Financial Statement.

     In September 2005, AICPA issued Statement of Position 05-1 (“SOP 05-1”), “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts.” SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specially described in FASB Statement nº 97, “ Accounting and Reporting by Insurance Enterprises for Certain Long Duration Contract and for Realized Gains and Losses from Sale of Investments.” The SOP defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. We are evaluating the impact of adoption of SOP 05-1. However, at this time we do not expect the impact of SOP 05-1 to have a significant effect on our consolidated financial statement.

Note 3 – Acquisitions, Goodwill and Intangible Assets

     (i) 2003 Acquisitions

     In March 2003, we acquired the pension and retirement plans of Cigna Seguradora S.A. through our subsidiary Unibanco AIG Previdência S.A. and paid R$2 for a customer relationship intangible and market share participation. We also signed a service agreement that will preserve rights and obligations agreed.

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

     The purchase price of the transaction was R$50, including goodwill of R$38 at date of the acquisition. Creditec's acquisition was accounted for following the purchase method.

HiperCard

     In March 2004, we acquired HiperCard Administradora de Cartão de Crédito Ltda., or HiperCard, from the Dutch group Koninklijke Ahold N.V.

     The purchase price of the transaction was R$630, including goodwill of R$105 and an identifiable intangible asset related to customer relationships of R$315 at date of the acquisition. Hipercard’s acquisition was accounted following the purchase method. The intangible asset related to customer relationships will be amortized over 10 years, the period during which it is expected to contribute to future cash flows.

Sonae

     In August 2004, Unibanco, through its subsidiary Banco Fininvest S.A., and Sonae established a partnership agreement for the creation of a financing company that will offer financial products to Sonae’s customers. The purchase price of the transaction was R$21 corresponding to an identifiable intangible asset related to customer relationships at date of the partnership agreement and will be amortized over 10 years, the period which it is expected to contribute to the future cash flows.

Lev Cred

     In August 2004, Unibanco, through its subsidiary Fininvest S.A. Negócios e Varejo, acquired Lev Cred Serviços de Crédito e Cobrança S.A. The purchase price of the transaction was R$6, including an identifiable intangible asset related to customer relationships of R$5 at the date of the acquisition and will be amortized over 5 years, the period which it is expected to contribute to the future cash flows and was accounted following the purchase method.

Credicerto

     In October 2004, Unibanco through its subsidiary Banco Fininvest S.A., acquired from Credicerto an identifiable intangible asset related to the existing customer database and expects that it will be able to derive benefit from the information on the acquired customer database for the next 3 years. The purchase price of the transaction was R$1 and will be amortized over 3 years, the period which it is expected to contribute to the future cash flows and was accounted following the purchase method.

Banco1. net

     During the third quarter, we acquired 17,607 thousand common and preferred shares of Banco1.net S.A. increasing our ownership to 99.999% of the total equity. The purchase price of the transaction was R$38, including goodwill of R$22. The acquisition was accounted following the purchase method. In December 2004, we decided to discontinue the Banco1.net business and, as a consequence, the R$22 of goodwill associated with Banco1.net business was recorded as impairment in the reporting unit level.

Wholesale

Banco BNL

     In June 2004, we acquired the total capital of Banco BNL do Brasil (“BNL Brasil”), from Banca Nazionale Del Lavoro S.p.A. (“BNL”). On September 29, 2004, BNL Brasil’s acquisition was concluded and approved by the Central Bank.

     We acquired BNL Brasil in exchange for 10,000,000 Units (comprising 10,000,000 preferred shares of Unibanco and 10,000,000 preferred shares of Holdings, considering the reverse share split of 2004) previously accounted as treasury share valued at R$120, including goodwill of R$11. In connection with the exchange of shares we recorded an additional share premium in the amount of R$40 based on the difference between the average quoted market prices of our Units during the two weeks before the date of the exchange and the carrying amount at the acquisition date. BNL Brasil’s acquisition was accounted following the purchase method.

Insurance

Phenix

     In October 2003, our subsidiary Unibanco AIG Seguros S.A. entered into an agreement to acquire the insurance company Phenix Seguradora S.A. from Toro Targa Assicurazioni S.p.A. and Fiat do Brasil S.A. At January 16, 2004, the transaction was concluded and approved by the Brazilian antitrust regulatory authority.

     The purchase price of the transaction was R$13, including goodwill of R$2 at date of the acquisition. Phenix’s acquisition was accounted for following the purchase method.

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

     (iii) 2005 Acquisitions

     During 2005, we expanded our retail (consumer finance) business through the following acquisitions.

Banco Dibens

     In March 1998, we acquired 51% of the capital of Banco Dibens S.A. (“Banco Dibens”), a commercial banking operation, which focuses on the financing and leasing of automobiles and trucks, from Grupo Verdi. In June 3, 2005, we acquired the remaining 49% of the capital of Banco Dibens. The new acquisition was valued at fair value approximately R$128, including goodwill of R$5.

Wal-Mart

     In April 2005, Unibanco, through its subsidiary Hipercard Banco Múltiplo S/A, acquired from Banco GE Capital S.A. an identifiable intangible asset related to the existing customer portfolio of Wal-Mart cards. The purchase price was R$69 and will be amortized over 10 years, the period in which it is expected to contribute to future cash flow.

Other

       In 2005, we also acquired other non individual significant intangible assets related to customer relationship. These transactions totalized R$42 and will be amortized over the period in which it is expected to contribute to future cash flow.

     (iv) Goodwill and intangible assets

     The following tables present our goodwill and intangibles allocated for each business segment at December 31, 2004 and 2005:

	As of December 31,

	2004	2005

Goodwill
Retail	R$ 1,100	R$ 1,109
Wholesale	51	51
Wealth management	45	45
Insurance	28	28

Total	R$ 1,224	R$ 1,233

Intangible Assets (mainly, existing customer relationships)
Retail
Acquisition	R$ 792	R$ 903
Accumulated amortization	(386)	(516)

Total	R$ 406	R$ 387

     The amortization of intangible assets in 2004 and in 2005 was R$117 and R$130, respectively.

     The estimated aggregate amortization expense will be:

For the year ended December 31,	Amortization expense

2006	R$ 46
2007	46
2008	45
2009	45
2010	42

Statement of 2005 Acquisitions

     The purchases are set forth below:

	Retail

	Banco	Customer
	Dibens	relationship	Other	Total

Fair value of assets acquired	R$ 1,470	R$ -	R$ 1	R$ 1,471
Less: Fair value of liabilities assumed	1,347	-	1	1,348
Net assets acquired	123	-	-	123
Goodwill	5	-	4	9
Customer relationship intangible	-	111	-	111

Cash paid or investment share at fair value of the subsidiary exchanged for the purchase
	128	111	4	243

     During 2003, 2004 and 2005, as a result of our purchases, the net cash paid was R$2, R$589 and R$115, respectively.

     The effects of acquisitions made in 2004 and 2005, either individually or on a combined basis, were not material to Unibanco.

Note 4 - Related Party Transactions

     The Moreira Salles Group through E.Johnston Representação e Participações S.A. owned 78.62% and 92.51% of Holdings common voting share at December 31, 2004 and 2005, respectively and therefore indirectly controlled 96.62% and 97.08% of the Unibanco’s voting share at December 31, 2004 and 2005, respectively. Transactions with companies within the Moreira Salles Group and our own affiliates are limited to banking transactions in the normal course of business at prevailing market terms for similar transactions.

     At December 31, 2005, Bahema owned 1.75% of the capital of Holdings; and the Sul America owned 0.74% of capital of Holdings. At December 31, 2004, Commerzbank AG owned 4.26% of the capital of Holdings and 2.55% of the capital of Unibanco; and the Caixa Geral de Depósitos owned 12.42% of the capital of Holdings and owned 4.8% of the capital of Unibanco.

     We have made certain transactions with unconsolidated related parties that we believe were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, applicable to those prevailing at the time in the market for comparable transactions and did not involve more than the normal risk of collectibility.

     As of December 31, 2003, 2004 and 2005, we had the following transactions with these related parties:

	As of December 31,

Company	2004	2005

Assets
Interest-bearing deposits in other banks
Cibrasec – Companhia Brasileira de Securitização	R$ -	R$ 32
Banco Investcred Unibanco S.A.	500	761
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	422	524

Total	922	1,317

Trading assets, at fair value
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	1
Banco Investcred Unibanco S.A.	1	1

Total	1	2

Other assets	89	127

Total assets	R$ 1,012	R$ 1,446

Liabilities
Deposits
Demand deposits	R$ 2	R$ 1
Time deposits
Consórcio Nacional Ford	48	51
Unibanco Rodobens Administradora de Consórcios Ltda.	21	41
Other	17	15

Total	88	108

Federal funds purchased and securities sold under repurchase agreements
Banco Investcred Unibanco S.A.	-	45
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	22	3
Others	-	19

Total	22	67

Other liabilities
Redecard S.A. (a)	235	-
Other	9	6

Total	244	6

Total liabilities	R$ 354	R$ 181

	For the year ended December 31,

Company	2003	2004	2005

Interest income
Interest on deposits with banks
Banco Investcred Unibanco S.A.	R$ 56	R$ 47	R$ 112
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	45	46	77
Interest income on securities
Trading income
Banco Investcred Unibanco S.A.	8	14	3
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	3	3	1
Other	-	-	2
Fee and commission income
Unibanco Rodobens Administradora de Consórcios Ltda.	6	6	1
Other income
Credicard S.A. – Administradora de Cartões de Crédito	12	15	-
Banco Investcred Unibanco S.A.	-	-	16
Other	-	-	7
Interest expense
Deposits
Consórcio Nacional Ford	6	7	7
Unibanco Rodobens Administradora de Consórcios Ltda.	5	3	5
Other	3	2	4
Derivatives
Banco Investcred Unibanco S.A	27	20	7
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	1	1	3
Other	-	-	4
Other interest expenses	1	2	-
Non interest expense
Administrative expenses
Tecnologia Bancária S.A.	20	17	21
Other	10	7	3
Other non-interest expenses	79	102	40
__________________
(a) Consists primarily of payments to be made to Redecard S.A. due to debit card transactions.

     We contribute on a regular basis to Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto João Moreira Salles and Instituto Moreira Salles, trusts created by the Bank for the benefit of its employees and to further our desire to contribute to cultural and civic activities. Contributions made by Unibanco to these trusts totaled R$7, R$7 and R$7 in 2003, 2004 and 2005, respectively.

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

Note 5 - Central Bank Compulsory Deposits

     The Central Bank requires financial institutions, including Unibanco, to deposit certain funds with the Central Bank. The following table presents a summary of the current compulsory deposit requirements by type and the amounts of such deposits:

	As of December 31,

Type of deposits	2004	2005

Non-interest earning	R$ 1,021	R$ 1,087
Interest-earning	3,787	4,063

Total	R$ 4,808	R$ 5,150

     At December 31, 2004 and 2005 we had also R$1,426 and R$621 of federal government securities, linked to the Central Bank in the form of compulsory deposits, recorded as trading assets in the amount of R$423 in 2004 and R$592 in 2005 (see Note 6) and securities held to maturity in the amount of R$1,003 in 2004 and R$29 in 2005 (see Note 8).

Note 6 - Trading Assets

     Trading assets, stated at fair value, are presented in the following table:

	As of December 31,

	2004	2005

Federal government securities (a)	R$ 5,985	R$ 9,465
Brazilian sovereign bonds	81	79
Securities of foreign governments	146	236
Corporate debt securities	162	396
Bank debt securities	22	107
Mutual funds (b)	477	398
Shares	90	97
Derivative financial instruments:
Swaps	350	435
Forward and future	128	71
Option contracts	1	339

Total	R$ 7,442	R$ 11,623

_____________________
(a)
Includes R$86 in 2004 and R$223 in 2005 pledged to margin guarantees, mainly to the Brazilian Futures and Commodities Exchange (“BM&F”); R$423 in 2004 and R$592 in 2005 linked to Central Bank as compulsory deposits (see Note 5) and R$1,553 in 2004 and R$1,564 in 2005 subject to repurchase agreements.

(b)	The portfolios of mutual funds held by our insurance, capitalization and private retirement companies are represented mainly by federal government securities.

     Net trading income in 2003, 2004 and 2005, included in non interest income was as follows:

	For the year ended December 31,

	2003	2004	2005

Realized gains on securities	R$ 223	R$ 54	R$ 100
Realized losses on securities	(18)	(39)	(123)
Realized gains (losses) on derivatives	408	308	139
Net unrealized gains (losses) on securities and derivatives	78	(102)	(5)

Net	R$ 691	R$ 221	R$ 111

Note 7 - Securities Available for Sale

     The amortized cost and fair value of securities available for sale were as follows:

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value

December 31, 2004
Federal government securities (a)	R$ 512	R$ -	R$ 15	R$ 497
Securities of foreign governments	25	2	-	27
Corporate debt securities	1,764	42	15	1,791
Bank debt securities	135	2	-	137
Shares	109	11	10	110
Mutual funds	33	-	-	33

Total	R$ 2,578	R$ 57	R$ 40	R$ 2,595

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value

December 31, 2005
Federal government securities (a)	R$ 506	R$ 1	R$ 18	R$ 489
Brazilian sovereign bonds (b)	2,239	135	-	2,374
Corporate debt securities	2,227	39	36	2,230
Bank debt securities	282	2	1	283
Shares	116	1	25	92
Mutual funds	3	-	-	3

Total	R$ 5,373	R$ 178	R$ 80	R$ 5,471

________________
(a) Includes R$301 in 2004 and R$82 in 2005 pledged to margin guarantees, mainly to the BM&F.
(b) In 2005 includes R$1,899 subject to repurchase agreement.

     The following table represents the aging of our unrealized losses at December 31, 2004 and 2005 as follows:

As of December 31, 2004

	Less than 12 months		12 months or longer		Total

		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	losses	value	losses	value	losses

Federal government securities	R$ 231	R$ 15	R$ 1	R$ -	R$ 232	R$ 15
Corporate debt securities	598	12	177	3	775	15
Shares	41	2	27	8	68	10

Total	R$ 870	R$ 29	R$ 205	R$ 11	R$ 1,075	R$ 40

	As of December 31, 2005

	Less than 12 months		12 months or longer		Total

		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	losses	value	losses	value	losses

Federal government securities	R$ 1	R$ 1	R$ 147	R$ 17	R$ 148	R$ 18
Bank debt securities	99	1	4	-	103	1
Corporate debt securities	310	16	904	20	1,214	36
Shares	68	25	-	-	68	25

Total	R$ 478	R$ 43	R$ 1,055	R$ 37	R$ 1,533	R$ 80

     We have evaluated the unrealized losses of our securities available for sale at December 31, 2004 and we determined there were no other-than-temporary losses except for the amount of R$105 of impairment written off and recorded as “Non interest income - net gains (losses) on securities and non-trading derivatives”.

     No impairment was recognized at December 31, 2005.

     We conduct a monthly review to identify and evaluate investments that have indications of possible impairment, considering the financial condition and near-term prospects of the issuer and our ability and intention to hold the investment for a period of time sufficient to allow for any anticipated recovery.

     At December 31, 2004 and 2005, we held no securities of a single issuer or related group of companies whose fair value exceeded 10% of our shareholders’ equity.

     Proceeds from sales of investment securities available for sale were R$6,546, R$3,490 and R$3,244 in 2003, 2004 and 2005, respectively.

     Gross gains and losses realized on the sale of securities available for sale were as follows:

	For the year ended December 31,

	2003	2004	2005

Gains	R$ 223	R$ 48	R$ 84
Losses	13	23	-

Net	R$ 210	R$ 25	R$ 84

     The amortized cost and fair value of available for sale securities, by contractual maturity, were as follows:

	As of December 31,

	2004		2005

	Amortized	Fair	Amortized	Fair
	cost	value	cost	value

Due in one year or less	R$ 809	R$ 820	R$ 1,079	R$ 1,073
Due after one year through five years	1,173	1,178	1,751	1,769
Due after five years through ten years	280	294	1,122	1,148
Due after ten years	40	27	1,303	1,386
No stated maturity	276	276	118	95

Total	R$ 2,578	R$ 2,595	R$ 5,373	R$ 5,471

Note 8 - Securities Held to Maturity

     The amortized cost and fair value of securities held to maturity were as follows:

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value

December 31, 2004
Federal government securities (a)	R$ 2,349	R$ 112	R$ -	R$ 2,461
Brazilian sovereign bonds (b)	2,178	127	5	2,300
Corporate debt securities (b)	215	5	5	215
Bank debt securities (b)	96	8	-	104

Total	R$ 4,838	R$ 252	R$ 10	R$ 5,080

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value

December 31, 2005
Federal government securities (a)	R$ 1,091	R$ 44	R$ 7	R$ 1,128
Brazilian sovereign bonds (b)	1,240	129	-	1,369
Corporate debt securities	74	3	-	77
Bank debt securities	81	1	-	82

Total	R$ 2,486	R$ 177	R$ 7	R$ 2,656

__________________
(a)
Includes R$511 in 2004 and R$1,045 in 2005 pledged to margin guarantees, mainly to the BM&F; R$1,003 in 2004 and R$29 in 2005 linked to Central Bank as compulsory deposits (see Note 5) and R$93 in 2004 subject to repurchase agreement.

(b)
Includes R$1,423 in 2004 and R$1,083 in 2005 of Brazilian sovereign bonds, R$44 in 2004 of Bank debt securities and R$9 in 2004 and R$10 in 2005 of Corporate debt securities, all of them subject to repurchase agreements.

     At December 31, 2005 and 2004 the aging of unrealized losses was less than twelve months.

     We have evaluated the unrealized losses of our securities held to maturity at December 31, 2004 and 2005 and we considered there were no other-than-temporary losses. We conduct a monthly review to identify and evaluate investments that have indications of possible impairment, considering the financial condition and near-term prospects of the issuer and our ability and intention to hold the investment for a period of time sufficient to allow for any anticipated recovery.

     The amortized cost and fair value of securities held to maturity, by contractual maturity, were as follows:

	As of December 31,

	2004		2005

	Amortized cost	Fair value	Amortized cost	Fair value

Due in one year or less	R$ 1,388	R$ 1,428	R$ 880	R$ 869
Due after one year through five years	1,700	1,814	659	771
Due after five years through ten years	1,110	1,181	334	370
Due after ten years	640	657	613	646

Total	R$ 4,838	R$ 5,080	R$ 2,486	R$ 2,656

     At December 31, 2004 and 2005 we held no securities of a single issuer or related group of companies whose amortized cost or fair value exceeded 10% of our shareholders’ equity.

     At October 15, 2005, Brazilian Central Bank exercised a call option and repurchased R$767 of our held to maturity.

Note 9 - Loans

	As of December 31,

	2004	2005

Commercial:
Industrial and other	R$ 15,263	R$ 19,049
Import financing	1,291	1,369
Export financing	1,804	2,076
Real estate loans, primarily residential housing loans	1,052	1,284
Direct lease financing (a)	639	826
Individuals:
Overdraft	804	779
Financing	4,524	6,009
Credit card	3,676	5,031
Agricultural	1,050	1,120
Nonperforming loans	1,274	1,694

Total loans	R$ 31,377	R$ 39,237

     Most of our business activities are with customers located in Brazil. The Bank has a diversified loan portfolio with concentration no higher than 10% in any economic sector.

Net Investments in Direct Leasing Financing

     The following lists the components of the net investment in direct leasing financing:

	As of December 31,

	2004	2005

Total minimum lease payments to be received	R$ 809	R$ 1,061
Less: Unearned income	(158)	(206)

Net investments in direct leasing financing (b)	R$ 651	R$ 855

_____________________
(a) Includes residual value.
(b) Includes nonperforming leases.

     The following is a schedule by years of total minimum lease payments to be received:

	As of December 31,

	2004	2005

Overdue Payments	R$ 7	R$ 117
2005	271	-
2006	308	480
2007	162	293
2008	51	126
2009	9	38
2010	1	6
Thereafter	-	1

Total	R$ 809	R$ 1,061

Our nonperforming loans were classified as follows:

	As of December 31,

	2004		2005

	Nonperforming loans	Allowance for nonperforming loans	Nonperforming loans	Allowance for nonperforming loans

Industrial and other	R$ 376	R$ 256	R$ 349	R$ 252
Import and export financing	3	3	2	2
Real estate loans, primarily residential housing
loans	92	35	87	30
Direct lease financing	12	7	29	16
Individuals	786	455	1,224	732
Agricultural	5	4	3	2

Total	R$ 1,274	R$ 760	R$ 1,694	R$ 1,034

     At December 31, 2004 and 2005, nonperforming loans included R$209 and R$50, respectively, of large non-homogenous balance loans that were considered individually impaired in accordance with SFAS 114. The allowance for impaired loans is R$115 and R$45 at December 31, 2004 and 2005, respectively.

     The impact on interest income as a result of nonperforming loans subject to impairment was not material for any of the periods presented. We do not have any material commitments to advance additional funds to these borrowers.

     The average balances of nonperforming loans subject to impairment were as follows:

	For the year ended December 31,

	2003	2004	2005

Average balance of nonperforming loans subject to impairment	R$ 1,132	R$ 1,122	R$ 1,382

     We did not recognize any interest income during the period that the above loans were nonperforming and subject to impairment.

Note 10 - Allowance for Loan Losses

     The following represents an analysis of changes in the allowance for loan losses:

	For the year ended December 31,

	2003	2004	2005

Balance, beginning of year	R$ 1,389	R$ 1,317	R$ 1,560
Provision for loan losses	881	948	1,870
Loan charge-offs	(1,330)	(1,117)	(1,442)
Loan recoveries	377	412	119
Net charge-offs	(953)	(705)	(1,323)

Balance, end of year	R$ 1,317	R$ 1,560	R$ 2,107

Note 11 - Investments in Unconsolidated Companies

	As of or for the year ended December 31, 2005				Investment		Equity income (loss)

			Share-	Net income	As of		For the year ended
	Participation (%)		holders'	for the	December 31,		December 31,

	Total	Voting	equity (a)	year (a)	2004	2005	2003	2004	2005

Retail
Credicard S.A.-Administradora
de Cartões de Crédito
(“Credicard”) (c) and (d)	-	-	R$ -	R$ -	R$ -	R$ -	R$ 110	R$ 87	R$ -
Redecard S.A.	31.943	31.942	60	187	16	19	41	48	60
Orbitall Serviços e
Processamento de Informações
Comerciais Ltda. (“Orbitall”)
(c)	-	-	-	-	-	-	3	14	-
Serasa S.A. (b)	19.174	16.501	188	86	32	36	10	12	16
Cibrasec – Companhia
Brasileira de Securitização (b)	9.090	9.090	64	8	7	6	1	1	1
Tecnologia Bancária S.A	20.166	20.166	143	17	29	28	2	2	3
Unibanco Rodobens
Administradora de
Consórcios Ltda.	50.000	50.000	49	30	15	25	8	6	15
Luizacred S.A. Sociedade de
Crédito, Financiamento e
Investimento	49.998	49.996	61	30	26	26	6	11	15
Banco Investcred Unibanco S/A	49.997	49.997	142	65	87	71	19	26	32
Único DTVM	50.000	50.000	45	2	-	23	-	-	-
Companhia Hipotecária
Unibanco – Rodobens	50.000	50.000	13	3	4	6	-	-	1
Goodwill paid on acquisition
of investments					91	91	-	-	-
Others					3	4	-	-	-
Total					310	335	200	207	143
Wholesale
Interchange Serviços S.A.	25.000	25.000	41	9	8	10	2	1	2
Others					4	4	(13)	(1)	2
Total					12	14	(11)	-	4
Insurance
AIG Brasil Companhia de
Seguros	49.999	49.999	110	22	46	55	7	8	11
Others					-	-	3	5	-
Total					46	55	10	13	11
Total of investments in unconsolidated companies					368	404	199	220	158
Non-marketable equity investments, at cost					168	219	-	-	-

Total					R$ 536	R$ 623	R$ 199	R$ 220	R$ 158

_____________________
(a)
Amounts derived from the Accounting Practices Adopted in Brazil financial statements adjusted to U.S. GAAP, when applicable. There are no material restrictions upon the ability of such companies to remit funds to Unibanco. Additionally, there are no significant differences between our investment and our proportionate share of the investee’s equity.

(b)	Companies in which we own less than 20% of voting shares but exercise significant influence over their operations.
(c)
On December 29, 2004, we sold the total of our participation in Credicard and Orbitall for R$1,727. The gross gain on sale of the mentioned participation was R$1,574 (see Note 24). The total gross gain of R$1,574 includes R$855 of taxable income and R$719 of non-taxable income (see Note 18).

(d)	Prior to the sale of Credicard, the financial position and results as of and for the year ended December 31, 2003, were presented in accordance with U.S. GAAP.

Note 12 - Premises and Equipment

	Estimated
	useful	As of December 31,

	life (years)	2004	2005

Land	-	R$ 183	R$ 203
Buildings	25	489	498
Furniture and equipment	10	349	423
Leasehold improvements	5-10	469	505
Data processing equipment	5	902	779
Costs of software developed or obtained for internal use	5	523	597
Vehicles	5	5	6
Others	-	76	77

Total		2,996	3,088
Less: Accumulated depreciation		1,592	1,666

Premises and equipment, net		R$ 1,404	R$ 1,422

     Depreciation expense was R$291, R$309 and R$337 in 2003, 2004 and 2005, respectively, including R$21, R$17 and R$19 related to depreciation expense on assets under capital leases in 2003, 2004 and 2005, respectively.

     We have entered into leasing agreements, mainly related to data processing equipment, which is accounted for as capital leases. Under this accounting method both an asset and an obligation are recorded in the financial statements and the asset is depreciated in a manner consistent with our normal depreciation policy for owned assets.

     As from 2002, we sold many properties used as branches and, subsequently, we rented them for the purpose of continuing our operations. These sales were recorded pursuant to SFAS 13 and SFAS 98, “Accounting for leases” and SFAS 28 “Accounting for Sales with Leasebacks”. We have not sold our branches during 2005.

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

Note 13 - Other Assets

	As of December 31,

	2004	2005

Deferred tax assets, net (see Note 18)	R$ 2,100	R$ 1,991
Restricted escrow deposits for contingencies (see Note 30)	2,142	2,297
Prepaid taxes	1,087	1,237
Notes and credits receivable	431	256
Prepaid expenses	391	686
Negotiation and intermediation of securities	122	238
Income receivable	114	126
Insurance premiums receivable	110	88
Retirement government benefit advances	51	-
Foreclosed assets, net	44	71
Others	1,363	1,024

Total	R$ 7,955	R$ 8,014

Note 14 – Time Deposits

     The following table shows the maturity of outstanding deposits with balances issued by us.

	As of December 31,

	2004	2005

Maturity within 3 months	R$ 6,093	R$ 3,834
Maturity after 3 months but within 6 months	4,583	3,499
Maturity after 6 months but within 12 months	4,172	3,555
Maturity after 12 months	9,253	15,123

Total deposits	R$ 24,101	R$ 26,011

Note 15 - Federal Funds Purchased, Securities Sold under Repurchase Agreements and Short-term Borrowings

     Financial data of our federal funds purchased, securities sold under repurchase agreements and short-term borrowings, were as follows:

	As of December 31,

	2004	2005

Federal funds purchased, securities sold under repurchase agreements	R$ 6,687	R$ 10,721
Short-term borrowings
Import and export financings	2,048	2,932
Other interbank borrowings	600	235
Others	29	72

Total	R$ 9,364	R$ 13,960

     Import and export financings represent credit lines open for financing imports and exports of Brazilian companies, typically denominated in foreign currency. We then make corresponding extensions of credit to exporters/importers denominated in Brazilian reais with payments made to us (in the case of exports) or paid by us (in the case of imports) in foreign currency.

     The following table presents the federal funds purchased, securities sold under repurchase agreements and short-term borrowings by maturities.

	As of December 31,

	2004	2005

Federal funds purchased and securities sold under repurchase agreements:
Overnight	R$ 4,494	R$ 4,482
Due 1 month or less	163	1,012
Due between 1 and 3 months	1,233	888
Due between 3 and 6 months	322	1,158
Due after 6 months	475	3,181

Total	6,687	10,721

Short-term borrowings:
Due 1 month or less	648	579
Due between 1 and 3 months	360	353
Due between 3 and 6 months	632	953
Due after 6 months	1,037	1,354

Total	2,677	3,239

Total	R$ 9,364	R$ 13,960

     The following table presents a summary of the primary short-term borrowings.

	As of or for the Year Ended December 31,

	2004	2005

Federal funds purchased and securities sold under
repurchase agreements:
Amount outstanding	R$ 6,687	R$ 10,721
Maximum amount outstanding during the period	15,417	10,721
Weighted average interest rate at period-end	17.8%	18.0%
Average amount outstanding during period	8,874	7,194
Weighted average interest rate	13.2%	14.4%
Import and export financing:
Amount outstanding	R$ 2,048	R$ 2,932
Maximum amount outstanding during the period	3,788	2,932
Weighted average interest rate at period-end	2.7%	4.6%
Average amount outstanding during period	2,761	2,378
Weighted average interest rate	(1.4)%	(5.3)%
Other interbank borrowings:
Amount outstanding	R$ 600	R$ 235
Maximum amount outstanding during the period	747	340
Weighted average interest rate at period-end	2.6%	4.0%
Average amount outstanding during period	573	273
Weighted average interest rate	-%	1.7%
Other	R$ 29	R$ 72

Total	R$ 9,364	R$ 13,960

Note 16 - Long-term Debt

     The composition of long-term debt is as follows:

	As of December 31,

	2004	2005

Local onlendings	R$ 5,162	R$ 6,012
Euronotes	1,157	989
Notes issued under securitization arrangements	2,668	2,137
Subordinated debt	1,898	2,964
Mortgage indebtedness	331	514
Foreign onlendings	254	143
Obligations under capital leases	79	58
Others	151	33

Total	R$ 11,700	R$ 12,850

Local onlendings

     Local onlendings represent amounts borrowed from Brazilian agencies for loans to Brazilian entities to invest primarily in premises and equipment. These amounts are due in monthly installments through 2025 and bear fixed interest between 1.0% per annum and 2.5% per annum, in 2004 and 2005, plus variable interest based on the TJLP (Long-term interest rate determined by the Central Bank on a quarterly basis, not inflation-adjusted), U.S. dollar or the BNDES (National Economic and Social Development Bank) basket of currencies. The borrowings are primarily from BNDES and FINAME (National Industrial Finance Authority) in the form of credit lines.

Euronotes

				Carrying amount
	Original			(net of repurchases)
	term in			as of December 31,

Maturity date (a)	years (a)	Currency	Coupon	2004	2005

January 06, 2005	1	EURO	3.10%	12	-
January 12, 2005	1	EURO	3.30%	8	-
January 19, 2005	1	US$	2.13%	8	-
January 21, 2005	1.5	US$	4.00%	283	-
August 10, 2005	1.5	US$	3.00%	265	-
August 18, 2005	1	US$	2.80%	11	-
September 12, 2005	1	US$	2.80%	10	-
September 23, 2005	1	US$	2.75%	8	-
November 23, 2005	1	US$	3.05%	8	-
January 02, 2006	1	US$	17.00%	-	12
February 03, 2006	0.5	US$	-	-	60
March 29, 2006	0.5	US$	-	-	28
June 14, 2006	2	R$	17.90%	111	87
June 21, 2006	0.5	US$	-	18	-
August 11, 2006	1	US$	-	-	28
June 11, 2007	2	US$	5.28%	-	23
December 24, 2007	5	US$	6.50%	7	-
July 15, 2009	5	US$	8.40%	32	26
July 15, 2009	5	US$	6.65%	70	49
December 09, 2009	6	US$	7.56%	26	23
February 11, 2010	5	R$	8.70%	-	285
December 30, 2013	10	US$	7.25%	8	4
January 02, 2014	10	US$	7.25%	7	6

April 15, 2014	13	US$	8.00%	64	51
Others				201	307

Total				1,157	989

_________________
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

						As of December 31,

	Original principal
	amount issued	Issue	Maturity	Coupon	Currency	2004	2005

				3-month LIBOR (1)
Series 2002-1	US$400 million	May 2002	April 2009	+1.20%	US$	R$ 982	R$ 701
Series 2003-2	US$105 million	June 2003	April 2009	6.50%	US$	231	187
				3-month LIBOR
Series 2003-3	US$227 million	November 2003	October 2013	+1.35%	US$	654	538
				3-month LIBOR (1) +
Series 2004-1	US$200 million	May 2004	April 2011	0.50%	US$	534	474
				3-month LIBOR (1) +
Series 2004-2	US$100 million	September 2004	July 2011	0.45%	US$	267	237

						R$ 2,668	R$ 2,137

_____________________
(1) London InterBank Offered Rates.

Subordinated debt

				Carrying amount

			Remuneration
	Issue	Maturity	per annum	2004	2005

Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	R$ 520	R$ 453
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	532	462
Step-up subordinated
callable notes (3)	April 2001	April 2006	3.45%	80	71
Floating subordinated notes (4)	December 2004	December 2009	4.74%	399	352
Subordinated time deposits (5)	December 2002	December 2012	102% of CDI (7)	367	439
Perpetual Non-cumulative Junior
Subordinated Securities (6)	July 2005	No stated	8.7%	-	1,187

Total				R$ 1,898	R$ 2,964

_____________________
(1)	The debt can be integrally redeemed in April 2007 or upon any subsequent interest payment date. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be integrally redeemed in December 2008 or upon each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt was assumed through the acquisition of BNL Brasil in 2004 and the interest rate is calculated based on semi- annual LIBOR plus 1.20%.
(4)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated based on semi-annual LIBOR plus 2%.
(5)	Subordinated time deposits can be redeemed from December 2007.
(6)	The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent interest payment date.
(7)	Brazilian benchmark interbank interest rate.

Mortgage indebtedness

     Mortgage indebtedness represents borrowings with original terms generally between 6 and 48 months and bears interest of TRF-R (Floating Reference Rate established daily by the Central Bank) plus 6.0% per annum to 14.5% per annum in 2004 and 12% per annum to 15% per annum in 2005. These instruments are regularly rolled forward for periods of more than one year, and are entirely collateralized by housing loans.

Foreign onlendings

     Foreign onlendings, consisting of long-term credit lines for project and trade finances, are payable up to December 15, 2011, with an average interest rate of 4.62% per annum (2004 – 5.3% per annum).

Maturity of long-term debt

	As of December 31,

	2004	2005

2005	R$ 3,142	R$ -
2006	1,615	3,472
2007	1,681	1,904
2008	1,137	1,935
2009	937	1,223
2010	549	1,019
Thereafter (1)	2,639	3,297

Total	R$ 11,700	R$ 12,850

____________
(1) Includes R$1,170 of Perpetual Bond with no stated maturity.

Note 17 - Other Liabilities

	As of December 31,

	2004	2005

Pension investment contracts	R$ 4,165	R$ 5,199
Provision for litigations (see Note 30)	2,378	2,707
Payable to merchants - credit card	1,738	1,718
Insurance claims reserve	810	1,058
Income taxes and other taxes payable	629	624
Social and statutory	401	466
Accounts pending settlement	332	393
Retirement plan reserve	318	430
Collection of third-party taxes, social contributions and other	317	421
Foreign exchange portfolio, net	203	20
Derivatives liability (see Note 28):
Swaps	202	243
Forward contracts	43	183
Option contracts	25	271
Employee related liabilities	149	169
Others	1,895	2,781

Total	R$ 13,605	R$ 16,683

Note 18 - Income Taxes

     Under the Brazilian Income Tax Law, Holdings, Unibanco and our subsidiaries are treated as separate taxable entities and are required to file a separate tax return.

HOLDINGS

     Dividends received and equity in Unibanco’s undistributed earnings are not subject to Brazilian federal income tax and social contribution.

UNIBANCO

     Income taxes in Brazil comprise federal income tax of 25% and social contribution of 9%, which is an additional federal tax, resulting in a statutory tax rate of 34% for 2003, 2004 and 2005.

     The amounts reported as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

	For the year ended December 31,

	2003	2004	2005

Income before income taxes	R$ 1,381	R$ 2,514	R$ 2,268
Less: Equity in results of unconsolidated companies	199	220	158

Tax basis	1,182	2,294	2,110

Tax expense at statutory rates	(402)	(780)	(717)

Adjustments to derive effective tax rate:
Tax benefit on interest attributed to shareholders' equity paid, net	158	198	260
Non-taxable capital gains	13	13	13
Non-taxable exchange gains on foreign assets	(215)	(28)	(51)
Non-taxable income from equity results	-	245	-
Other permanent differences, net	92	57	35

Income tax expense	R$ (354)	R$ (295)	R$ (460)

     The payment of tax-deductible interest on equity was introduced as from January 1, 1996 as an option for profit distributions, which were previously permitted only in the form of non-tax-deductible dividends.

     The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	As of December 31,

	2004	2005

Provision for loan losses	R$ 474	R$ 585
Other provisions not currently deductible (mainly provision for litigations)	762	707
Tax benefit from equity of subsidiaries	221	8
Tax losses carryforwards	676	707
Fair value adjustments on securities and derivatives financial instruments	18	(53)
Other temporary differences	30	102

Deferred tax assets	2,181	2,056

Effect of differences between indexes used for price-level restatement purposes for
tax and U.S. GAAP purposes, mainly relating to premises and equipment	10	10
Temporary differences relative to leasing depreciation	69	49
Others	2	6

Deferred tax liabilities	81	65

Net deferred tax asset, included in other assets	R$ 2,100	R$ 1,991

     The tax loss carryforwards have no expiration date, but are subject to a limitation of 30% of taxable income for the year. No valuation allowances have been created for these tax losses carryforwards, since we currently believe the realization of these future tax benefits to be more likely than not.

Note 19 - Shareholders’ Equity, Shareholders’ and Board of Directors’ Meetings

HOLDINGS

     On April 30, 2004, the Extraordinary Shareholders Meeting approved the reverse split of Holdings’ common and preferred shares, including Units, which are share deposit certificates representing, each, one preferred share of Unibanco and one preferred share of Holdings, in the ratio of 100 shares to 1. The reverse split was implemented on August 30, 2004. The information regarding the years of 2004 and 2003 retroactively reflects this reverse share split.

     At December 31, 2003, 2004 and 2005, the capital of Holdings comprises the following shares, without par value:

	As of December 31,

	2003 (1)	2004(1)	2005

Voting common shares	315,145,875	315,145,875	276,867,952
Non-voting preferred shares	528,158,887	528,158,887	553,465,920

Total shares	843,304,762	843,304,762	830,333,872

_____________________
(1) The information above has been adjusted to reflect the 2004 reverse share split (100:1).

     At December 31, 2003, Holdings was authorized to issue, without change in the by-laws, 600,000,000 (equivalent to 60,000,000,000 prior to the reverse share split of 2004) voting common shares, 38,435,413 (equivalent to 3,843,541,338 prior to the reverse share split of 2004) non-voting class “A” preferred shares and 1,161,564,587 (equivalent to 116,156,458,662 prior to the reverse share split of 2004) non-voting class “B” preferred shares.

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

     On August 19, 2003, the Extraordinary Shareholders Meeting approved the conversion of common shares into class “B” preferred shares, on a one for one basis, at the shareholder’s option, until August 22, 2003. The conversion was limited to a maximum of 2/3 of common shares related to the total amount of shares. 56,238,484 (equivalent to 5,623,848,354 prior to the reverse share split of 2004) common shares were converted into class “B” preferred shares.

     On April 30, 2004, the Extraordinary Shareholders Meeting, whereas there were no outstanding class “A” preferred shares remaining, and, therefore, it was no longer necessary to keep such denomination of shares’ classes in the by-laws of Holdings, approved the exclusion of the denomination of class “A” preferred shares and class “B” preferred shares, and the consequent amendment of the denomination of class “B” preferred shares to “preferred shares”.

     On December 31, 2005, the market value of Units is R$29.35. Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Holdings and by a preferred share issued by Unibanco and is traded in the Brazilian market.

     Preferred shares have no voting rights, are entitled to receive a semi-annual minimum dividend of R$0.15 per share or semi-annual priority dividend of 1.5% of shareholders’ equity resulting in an annual priority dividend of 3% of shareholders’ equity, have priority in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented by such preferred shares. The common and preferred shareholders participate in equal conditions in capital increases from monetary restatement, reserves and income.

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

     Legal reserve - this reserve is required for all Brazilian corporations and represents the appropriation of 5% of the net income in the statutory accounting records up to a limit of 20% of capital share.

     Unrealized income reserve - represents the amount of undistributed earnings of Unibanco to Holdings.

     Special dividends reserves - represents the amount of undistributed earnings of Unibanco for 1993, which is not subject to withholding taxes, and such earnings for 1989 to 1992, for which the withholding taxes have been paid.

     There are no unappropriated retained earnings in Holdings’ statutory accounts at December 31, 2004 and 2005.

UNIBANCO

     On April 30, 2004, the Extraordinary Shareholders Meeting approved the reverse split of Unibanco’s common and preferred shares, including Units, in the ratio of 100 shares to one share. The reverse split was implemented on August 30, 2004. Therefore, the information regarding the years of 2004 and 2003 reflects the reverse share split occurred in 2004.

     At December 31, 2003, 2004 and 2005, the Bank’s capital comprised the following shares, without par value:

	As of December 31,

	2003 (1)	2004(1)	2005

Voting common shares	755,658,168	755,658,168	755,658,168
Non-voting preferred shares	653,200,164	653,200,164	653,200,164

Total shares	1,408,858,332	1,408,858,332	1,408,858,332

_____________________
(1) The information above has been adjusted to reflect the 2004 reverse share split (100:1).

     At December 31, 2003, we were authorized to issue without change in the by-laws, 951,955,267 (equivalent to 95,195,526,716 prior to the reverse share split of 2004) additional shares in the form of common or preferred shares.

     At December 31, 2004, we were authorized to issue without change in the by-laws, 951,955,267 additional shares in the form of common or preferred shares.

     On December 31, 2005, the market value of Units is R$29.35. Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Holdings and by a preferred share issued by Unibanco and is traded in the Brazilian market.

     Preferred shares carry no voting rights but have priority over common shareholders in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and the right to receive a priority dividend per share 10% greater than that distributed per share to common shareholders. All shareholders are entitled to receive, in total, a mandatory dividend of at least 35% of the Bank’s annual net income as stated in the statutory accounting records, adjusted for transfers to and from reserves.

     Appropriated retained earnings - Brazilian law and the Bank's by-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis. The purpose and basis of appropriation to such reserves are described below:

     Legal reserve - this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of the net income in the statutory accounting records up to a limit of 20% of capital share.

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

     Unappropriated retained earnings in the Bank’s statutory accounts at December 31, 2004 and 2005 were R$2,620 and R$3,635, respectively.

TREASURY SHARE AND BUY-BACK PROGRAM - HOLDINGS AND UNIBANCO

(i)
On September 20, 2001 Unibanco’s Board of Directors and Holdings’ Board of Directors authorized a buy- back program for a period of three months. On December 27, 2001 the renewal of the buy-back program was approved.

In 2002, 414,000 (equivalent to 41,400,000 prior to the reverse share split of 2004) preferred shares issued by Unibanco were repurchased at an average price of R$52.67. The minimum and maximum acquisition prices were R$52.30 and R$53.53.

(ii)
The Board of Directors of Unibanco and Holdings in the meeting held on February 12, 2003 authorized, for a period of three months, the acquisition at market prices of up to 2,561,783 (equivalent to 256,178,254 prior to the reverse share split of 2004) Unibanco common shares, 30,331,857 (equivalent to 3,033,185,661 prior to the reverse share split of 2004) Unibanco preferred shares, and 30,331,857 (equivalent to 3,033,185,661 prior to the reverse share split of 2004) Holdings class “B” preferred shares, to be maintained in treasury for subsequent sale or cancellation, without capital reduction. During 2003, 2,280,000 (equivalent to 228,000,000 prior to the reverse share split of 2004) Unibanco preferred shares were acquired, and 1,672,250 (equivalent to 167,225,000 prior to the reverse share split of 2004) Units and 372,900 GDS (represents 5 Units – equivalent to 500 Units prior to the reverse share split of 2004) issued by both Unibanco and Holdings were repurchased. Through a “Share Exchange Agreement”, Unibanco assigned and transferred to Holdings 3,536,750 (equivalent to 353,675,000 prior to the reverse share split of 2004) class “B” preferred shares issued by Holdings acquired in the form of Units and GDS and Holdings assigned and transferred to Unibanco 3,536,750 (equivalent to 353,675,000 prior to the reverse share split of 2004) preferred shares issued by Unibanco. Therefore, Unibanco recorded 9,353,500 (equivalent to 935,350,000 prior to the reverse share split of 2004) preferred shares at an average price of R$46.16 as treasury shares. The minimum and maximum acquisition prices were R$33.76 and R$54.15, respectively. As a consequence of the exchange offer, Holdings recorded 1,081,891,427 (equivalent to 10,081,891,427 prior to the reverse share split of 2004) preferred shares, at book value, in counterpart of a reduction in Unibanco’s investment, at December 31, 2003. Holdings recorded 3,536,750 (equivalent to 353,675,000 prior to the reverse share split of 2004) preferred shares class “B” at average price of R$47.85 per thousand shares as treasury shares.

(iii)
During 2004, Unibanco and Holdings exchanged 10,000,000 (equivalent to 1 billion prior to the reverse share split of 2004) Units for the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro SpA, which became the holder of 1.43% of Unibanco’s capital.

Also, in according with the exchange offer, were converted 233,798 (equivalent to 23,379,800 prior to the reverse share split of 2004) preferred shares issued by Unibanco for 233,798 (equivalent to 23,379,800 prior to the reverse share split of 2004) preferred shares issued by Holdings.

EXCHANGE OFFER AND GLOBAL OFFER - HOLDINGS AND UNIBANCO

     Exchange Offer

     Unibanco and Holdings offered to the holders of preferred shares in the Brazilian market the opportunity to exchange pairs of preferred shares for Units.

     As from November 2003 was launched, a Conversion Program allowing holders of Unibanco preferred shares and Unibanco Holdings preferred shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. On August 11, 2005, the Brazilian Securities Commission, issued Oficio/CVM/SEP/GEA-1/No 440/05, approved the inclusion of a new data base in the Conversion Program (on August 19, 2005). The Conversion Program has duration of 2 years, with maturity on November 4, 2005. Up to September 30, 2005, 627.9 thousand preferred shares were converted into Units.

     The average daily financial volume of Units negotiated in the Brazilian market increased by 340.9% in December 2005 compared to December 2004 and the corresponding Unit value increase by 68.7% in the same period.

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

     From the total number of Units sold, 17,000,000 (equivalent to 1,700 million prior to the reverse share split of 2004) were distributed to non-institutional and institutional investors in Brazil and the remaining 41,000,000(equivalent to 4,100 million prior to the reverse share split of 2004) were distributed, under the form of Global Depositary Shares – GDS, to investors abroad, on over-the-counter market. The Units sold represent 11.66% of the non-voting capital of Unibanco Holdings and 9.36% of Unibanco’s non-voting capital.

     In 2005, we placed two well-received secondary offerings of Unit and GDS. At the first offering, in February, two shareholders, Commerzbank and BNL, sold 45,897,387 Units, for a total of R$718, at R$15.65 per Unit.

     The second offering, with Units held by Caixa Geral de Depósitos, was completed in September. This transaction was one of the largest in the local market in the last new years and involved approximately R$1.8 billion. The final price was R$20.49 per Unit and R$44.00 per GDS for a discount of less than 0.3% of closing price at the pricing date. It is worth mentioning that 1,415 investors participated in the offering’s Brazilian tranche, of which over 900 were individual investors.

Note 20 – Restructuring Charges

     Restructuring charges directly related to our organizational restructuring. The cumulative amount incurred to date refers to post employment benefits of our organization restructuring related to severance benefits which includes prior notice, government severance indemnity fund and indemnity of union agreement, recorded as “Other liabilities” and “Other non-interest expense” in 2004 totaled R$45, representing the total amount to be incurred. During 2005 this amount was almost completely realized. In 2005 no restructuring charges was recorded.

Note 21 - Fee and Commission Income

	For the year ended December 31,

	2003	2004	2005

Banking tariffs and other fees and commissions	R$ 1,347	R$ 1,441	R$ 1,671
Credit card fees	407	527	627
Asset management fees	252	272	268
Collection fees	146	142	248

Total	R$ 2,152	R$ 2,382	R$ 2,814

Note 22 – Insurance, Private Retirement Plan and Pension Investment Contracts

(a) Income

	For the year ended December 31,

	2003	2004	2005

Insurance premiums (a)	R$ 1,417	R$ 1,673	R$ 2,474
Pension investment contracts fee	36	10	17
Private retirement plan fee	15	92	125

Total	R$ 1,468	R$ 1,775	R$ 2,616

(b) Expenses

	For the year ended December 31,

	2003	2004	2005

Adjustment to insurance and private reserves for claims (a)	R$ 39	R$ 87	R$ 864
Investment income credited to pension investment contracts	436	506	614
Insurance claims incurred	819	865	887
Private retirement plans benefits expenses	58	52	108
Commission expenses	314	388	357

Total	R$ 1,666	R$ 1,898	R$ 2,830

_____________________
(a) In 2005, includes a new insurance product traded and known as extended warranty.

Note 23 - Administrative Expenses

	For the year ended December 31,

	2003	2004	2005

Net occupancy expenses for premises and equipment	R$ 675	R$ 766	R$ 833
Communication expenses	412	446	547
Technology expenses	277	312	293
External administrative services	260	329	436
Banking and brokerage fees	255	210	214
Advertising and publicity	172	211	258
Supplies	41	42	40
Other	218	233	191

Total	R$ 2,310	R$ 2,549	R$ 2,812

Note 24 - Other Non-interest Income and Expense

	For the year ended December 31,

	2003	2004	2005

Other non-interest income:
Participation in reserves and funds of Unibanco’s retirement
plan (a)	R$ 155	R$ -	R$ -
Premium bond income	111	126	128
Provision for losses on foreclosed assets no longer required	34	11	-
Provisions for litigation no longer required	18	-	-
Foreign exchange rate variation on other liabilities	17	-	-
Gain on sale of foreclosed assets, investments
and premises and equipment	11	25	38
Gain on sale of unconsolidated companies (see Note 11)	-	1,574	-
Indemnity received (e)	-	-	238
Others	363	549	598

Total	R$ 709	R$ 2,285	R$ 1,002

	For the year ended December 31,

	2003	2004	2005

Other non-interest expense:
Exchange loss on foreign investments (b)	R$ 631	R$ 83	R$ 150
Service, revenue and other taxes	485	473	442
Tax litigation expenses (d)	35	480	513
Civil litigation expenses	250	135	154
Credit card selling expenses	89	154	222
National financial system contributions	74	83	105
Expenses related to checks and billing, net	91	111	65
Loss on sale of foreclosed assets, unconsolidated
investments and premises and equipment	37	47	24
Statutory profit sharing	15	5	5
Provision for losses on foreclosed assets and unconsolidated
investments	14	8	10
Uninsured losses of branch network	13	15	17
Foreign exchange rate variation on other liabilities	-	9	16
Restructuring charges	-	45	-
Anticipation of retirement plan benefits (c)	-	20	-
Others	240	337	578

Total	R$ 1,974	R$ 2,005	R$ 2,301

_________________
(a)
On December 1, 2003, in order to segregate the assets and liabilities related to Unibanco Conglomerate sponsors, the Secretaria de Previdência Complementar (Supplementary Retirement Department) approved the spin-off of the defined contribution pension plan managed by Trevo – Instituto Bandeirantes de Seguridade Social. The total equity spun off was R$318, including R$156 of actuarial liability and R$162 of reserves and funds which were incorporated by Plano de Previdência Unibanco (Unibanco’s retirement plan). We recorded our respective participation in the reserves and funds related to Unibanco’s retirement plan as “Other assets - prepaid expenses” in the amount of R$35, “Other assets – others” in the amount of R$120 with the counter entry as an income in “Other non-interest income” in the amount of R$155.

(b)
During 2003, 2004 and 2005, the real appreciated against the U.S. dollar 18.2%, 8.1% and 11.8%, respectively (R$2.8892=US$1.00 at December 31, 2003, R$2.6544 =US$1.00 at December 31, 2004 and R$2.3407=US$1.00 at December 31, 2005).

(c)
We offered to our executives a program of anticipated retirement plan with supplemental benefits. Those eligible were executives with an age over 55 years and the option was made between June and September 2004.

(d)	In 2004 the increase of R$445 was mainly due to administrative claims and Brazilian Law 8,200.
(e)
In May 2005, Caixa Geral de Depósitos, as the former majority shareholders’ of Banco Bandeirantes, paid us an the indemnity due under the Association Agreement executed, among others, between us and Caixa Geral de Depósitos, in the amount of approximately R$238 million. This amount includes (i) R$200 million of settlement and full release of contingencies related to Banorte, and (ii) R$38 million for the settlement and full release of contingencies related to Banco Bandeirantes.

Note 25 – Share-based Compensation

     The Extraordinary Shareholders’ Meeting held on October 31, 2001, approved the share option program, denominated “Performance”. The objective of “Performance” is to foster the executives’ long-term commitment to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to the “Performance” program, our executives can be granted share or Unit options that can be exercised between 2 to 8 years from issuance. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

     The share options were recorded on the basis of the fair value based method calculated on the date of grant using a Black-Scholes model with the following weighted average assumptions:

	2003	2004	2005

Expected volatility	52.8%	50.6%	45.7%
Risk-free interest rate	24.7%	23.8%	21.3%
Expected annual dividends per Unit	5.4%	5.4%	5.2%
Expected annual forfeited	8.4%	13.6%	13.2%
Expected option life	4.5 years	4.5 years	4.5 years

     As a result we recognized an expense of R$10, R$10 and R$4 during the year ended December 31, 2003, 2004 and 2005, respectively.

     The following table summarizes the changes in share option plans during the years ended December 31, 2003, 2004 and 2005.

	2003 (1)			2004 (1)			2005

	Options (in thousands of Units)	Weighted average exercise price	Weighted average fair value at grant date	Options (in thousands of Units)	Weighted average exercise price	Weighted average fair value at grant date	Options (in thousands of Units)	Weighted average exercise price	Weighted average fair value at grant date

Balance, beginning of year	6,697,000	R$ 9.12	R$ 5.91	11,239,000	R$ 9.30	R$ 5.56	11,303,620	R$ 9.76	R$ 5.55
Granted	5,308,000	9.46	5.13	1,586,120	12.57	5.56	4,305,000	15.74	6.69
Forfeited	(766,000)	8.88	5.65	(1,521,500)	9.31	5.64	(1,858,001)	10.28	5.64
Exercised	-	-	-	-	-	-	(1,432,889)	9.21	5.63

Balance at end of year	11,239,000	R$ 9.30	R$ 5.56	11,303,620	R$ 9.76	R$ 5.55	12,317,730	R$ 11.84	R$ 5.92

Options exercisable at year-end	-	-	-	-	-	-	241,612	8.48	5.15

_________________________
(1) The information above has been adjusted to reflect the 2004 reverse share split (100:1).

     The following table summarizes the information about share options outstanding at December 31, 2005:

	Options (in thousands of Units)	Weighted average remaining contractual life	Weighted average exercise price

Range of exercise prices

R$6.90 – R$8.00	330,000	1.8	R$ 7.12
R$8.01 – R$9.00	1,176,666	2.3	8.58
R$9.01 – R$10.00	5,142,278	2.0	9.56
R$10.01 – R$11.00	82,666	2.3	10.47
R$11.01 – R$12.00	830,000	3.9	11.80
R$12.01 – R$14.00	590,000	3.2	13.85
R$14.01 – R$16.00	4,081,120	4.1	15.61
R$16.01 – R$20.49	85,000	4.6	19.97

	12,317,730	2.9	R$ 11.84

     As of December 31, 2005, there was R$31 (2004 - R$26) of total unrecognized compensation cost related to nonvested share options granted. That cost is expected to be recognized over a weighted average period of 1.9 years.

Note 26 - Comprehensive Income

HOLDINGS

	For the year ended December 31,

	2003	2004	2005

Net income reported in statement of income	R$ 498	R$ 1,171	R$ 920

Unrealized gains (losses) on securities available for sale:
Unrealized holding gains arising during the period	258	15	95
Reclassification adjustment for (gains) losses on available for
sale securities included in net income	(115)	48	(49)
Unrealized gains (losses) on cash flow hedging instruments:
Unrealized gains (losses) arising during the period	(56)	32	(19)
Reclassification adjustment for losses on cash flow hedging
instruments included in net income	1	41	-

Other comprehensive income before tax	88	136	27
Income tax related to items of other comprehensive income (loss)	(30)	(46)	(9)

Other comprehensive income, net of tax	58	90	18

Comprehensive income	R$ 556	R$ 1,261	R$ 938

     Accumulated other comprehensive income (loss) is as follows:

	For the year ended December 31,

	2003	2004	2005

Beginning balance	R$ (141)	R$ (83)	R$ 7
Current period change	58	90	18
Securities available for sale	94	42	31
Cash flow hedging instruments	(36)	48	(13)

Ending balance	R$ (83)	R$ 7	R$ 25

     The total accumulated other comprehensive (losses) gains includes R$(35) in 2003, R$7 in 2004 and R$38 in 2005 of securities available for sale and R$(48) in 2003 and R$(13) in 2005 of cash flow hedging instruments.

UNIBANCO

	For the year ended December 31,

	2003	2004	2005

Net income reported in statement of income	R$ 873	R$ 2,063	R$ 1,650

Unrealized gains (losses) on securities available for sale:
Unrealized holding gains (losses) arising during the period	432	25	164
Reclassification adjustment included in net income for (i) (gains)
losses on available for sale securities and (ii) other than
temporary losses	(193)	80	(84)
Unrealized gains (losses) on cash flow hedging instruments:
Unrealized gains (losses) arising during the period	(97)	54	(34)
Reclassification adjustment for (gains) losses on cash flow
hedging instruments included in net income	2	70	1

Other comprehensive income before tax	144	229	47
Income tax related to items of other comprehensive income (loss)	(49)	(78)	(16)

Other comprehensive income, net of tax	95	151	31

Comprehensive income	R$ 968	R$ 2,214	R$ 1,681

     Accumulated other comprehensive income (loss) is as follows:

	For the year ended December 31,

	2003	2004	2005

Beginning balance	R$ (234)	R$ (139)	R$ 12
Current period change	95	151	31
Securities available for sale	157	69	53
Cash flow hedging instruments	(62)	82	(22)

Ending balance	R$ (139)	R$ 12	R$ 43

     The total accumulated other comprehensive (losses) gains includes R$(57) in 2003, R$12 in 2004 and R$65 in 2005 of securities available for sale and R$(82) in 2003 and R$(22) in 2005 of cash flow hedging instruments.

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

     The following table summarizes the carrying amount and fair value estimates for our financial instruments:

	As of December 31,

	2004		2005

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Assets
Cash, due from banks, federal funds sold and
securities purchased under resale agreements
and interest bearing deposits in other banks	R$ 16,833	R$ 16,829	R$ 16,279	R$ 16,302
Central Bank compulsory deposits	4,808	4,808	5,150	5,151
Trading assets, including derivatives	7,442	7,442	11,623	11,623
Securities available for sale	2,595	2,595	5,471	5,471
Securities held to maturity	4,838	5,080	2,486	2,656
Gross loans, excluding leases	30,738	29,835	38,411	37,789
Liabilities
Deposits	33,775	33,776	35,936	35,922
Federal funds purchased and securities sold under
repurchase agreements	6,687	6,687	10,721	10,721
Short-term borrowings	2,677	2,677	3,239	3,239
Long-term debt	11,700	11,569	12,850	13,009
Derivatives liabilities (a)	270	270	697	697
______________
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

Financial assets

Cash and cash equivalents, Interest-bearing deposits in other banks and Central Bank compulsory deposits

     The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, Interest-bearing deposits in other banks, Federal funds sold and securities purchased under resale agreements and Central Bank compulsory deposits approximate their fair values. Cash and cash equivalents include: interest-bearing deposits in other banks, federal funds sold and securities purchased under resale agreements, all of which generally have original maturities of less than three months, except for R$927 in 2004 and R$3,351 in 2005 of interest-bearing deposits in other banks and R$207 in 2004 and R$8,473 in 2005 of federal funds sold and securities purchased under resale agreements, with original maturities higher than three months.

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

     The fair value of Notes issued under securitization arrangements was computed considering the value that could be obtained in the corresponding market.

     The carrying amounts of other long-term debt instruments approximate their fair values since these bear floating rates comparable to those being currently practiced in the market.

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

     A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities ("CETIP") or in an over-the-counter transaction, the counterparty credit risks are analyzed.

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

     We manage our risk exposure on a centralized basis by transferring all risks and mismatches to the treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

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

     In order to provide a better risk analysis, a structured and automated model of risk evaluation for new products and operations was implanted, facilitating the culture dissemination and the increase of the results for an effective process of risk management at Unibanco. This simple and agile process generates greater efficiency in the processes and business management, allowing the reduction of losses through prompt actions.

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

     The following table presents the notional, notional at fair value and credit risk amounts at December 31, 2004 and 2005 of derivative positions held for trading and hedging purposes.

	As of December 31,

	2004			2005

		Fair value,			Fair value,
	Notional	net (1)	Credit risk	Notional	net (1)	Credit risk

Interest rates:
Swap contracts:
Non-hedge	R$ 6,331	R$ 3,098	R$ 451	R$ 7,705	R$ 2,337	R$ 557
Future contracts – purchased
position:
Hedge	8,446	8,446	-	10,598	10,598	-
Non-hedge	14,319	14,319	-	8,060	8,060	-
Future contracts – sold position:
Hedge	-	-	-	(720)	(720)	-
Non-hedge	(17,243)	(17,243)	-	(17,483)	(17,483)	-
Forward contracts - Non-hedge	152	(231)	30	359	(1,323)	71
Foreign currency:
Swap contracts:
Non-hedge	2,646	(2,450)	52	2,516	(2,113)	36
Future contracts – purchased
position - Non-hedge	1,078	1,078	-	365	365	-
Future contracts – sold position –
Non-hedge	(982)	(982)	-	(3,079)	(3,079)	-
Forward contracts - Non-hedge	403	274	91	2,094	1,724	-
Option contracts – purchase
option - Non-hedge	78	1	1	21,055	339	339
Option contracts – sale option –
Non-hedge	1,420	(25)	-	20,944	(271)	-
Exchange coupon:
Future contracts – purchased
position - Non-hedge	1,026	1,026	-	1,191	1,191	-
Future contracts – sold position -
Non-hedge	(395)	(395)	-	(345)	(345)	-
Equity securities:
Forward contracts - Non-hedge	R$ 7	R$ 7	R$ 7	R$ -	R$ -	R$ -

Total credit risk			R$ 632			R$ 1,003

_________________
(1) Includes both long and short positions, net.

Non-hedging transactions

     Interest rate and currency swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The original maturity on these contracts at December 31, 2005 ranges from three days to six years. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions, due to movements in interest rates and the exchange rate of currencies. We have liabilities related to other interest rate and currency swaps in the amounts of R$202 and R$243 that are classified as “Other liabilities” at December 31, 2004 and 2005, respectively.

     Interest rate and currency futures and forwards contracts are contracts for the delayed delivery of an instrument at a specified price or yield. The notional amounts represent the face value of the underlying instrument for which daily cash settlements of the price movements are made for the future contracts. Maturities of these contracts at December 31, 2005 range from one day to nine years. The credit risk associated with future and forwards contracts is minimized due to daily or monthly cash settlements and by entering into transactions with a select number of high-quality institutions.

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

Hedging transactions

     Prior to entering a hedge transaction, we formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific forecasted transactions along with a formal assessment at both inception of the hedge and on an ongoing basis as to the effectiveness of the derivative instrument in offsetting changes in fair values or cash flows of the hedged item. If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued and the adjustment to fair value of the derivative instrument is recorded in net income.

     Fair value hedge: We do not hold any derivative financial instruments designated as fair value hedge as of December 31, 2004 and 2005.

     In 2004, we discontinued swap contracts with notional amounts at fair value of R$1,413, as hedge of the changes in fair value of our loans and long-term debt – mortgage indebtedness, and R$903, as hedge of the variability in expected future cash flows associated with the yen fluctuation and the referential rate (TR) relating to certain loans, subordinated debt and mortgage indebtedness. We recognized a loss of R$18 in “Net gains (losses) on securities and non-trading derivatives”, as an effect of our management’s decision to discontinue the derivative’s hedge designation. During 2005, any of our cash flow hedge was discontinued.

     Cash flow hedge: At December 31, 2004 and 2005, there were future operations with notional amounts at fair value of R$8,446 and R$11,318, respectively. In 2004, the total amount was classified as hedge of the variability in forecasted cash flows associated with the Brazilian benchmark inter bank interest rate (CDI) relating to certain time deposits, in 2005 this amount was R$10,598. Also in 2005 we have recorded R$ 451 as hedge of the variability of debentures indexed in CDI and R$268 as hedge ofthe variability of loans indexed in CDI. During the next twelve months we expect to reclassify to earnings R$33 of pretax net losses, or R$22 after tax, on cash flow hedge derivatives currently reported in “Accumulated other comprehensive losses”. The maximum length of time over which we are hedging exposure to the variability in future cash flow is through January 2010.

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

     For the years ended December 31, 2003, 2004 and 2005 we recognized no gain or loss regarding the ineffectiveness of our cash flow or fair value hedges.

     The carrying value, represented by fair value, of all derivatives described above are included in trading account assets and in other liabilities – derivative liability, as summarized in Notes 6 and 17.

Note 29 – Off-balance Sheet Financial Arrangements

Financial guarantees

     As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers which are summarized as follows:

	Contractual amounts

	As of December 31,

			Less than	1 to 3	3 to 5	After 5	No stated
	2004	2005	one year	years	years	years	maturity

Co-obligation for credit
assignment	R$ 2	R$ 34	R$ 3	R$ 7	R$ 20	R$ 4	R$ -
Guarantees	4,197	7,155	2,935	2,613	548	893	166
Standby letters of credit and other
letter of credit	168	125	125	-	-	-	-

     At December 31, 2004 and 2005, the carrying value of financial guarantees is recorded in “Other liabilities” in the amount of R$42 and R$34, including the provision for probable losses in the amount of R$25 and R$23, respectively.

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

     Additionally, at December 31, 2004 and 2005 we have contractual amounts of R$16,711 and R$22,381, respectively, of unfunded commitments to extend credit for a specified time period to lend to customers who have complied with predetermined contractual conditions. These contracts have maturities of less than one year and can be renewed.

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

Note 30 - Commitments and Contingent Liabilities

Assets under management

     We manage a number of investment funds which are available to institutional investors and the general public. These assets in the amount of R$27,765 and R$30,962 at December 31, 2004 and 2005, respectively, are not included in our consolidated balance sheet. Fees are generally charged monthly, at average rates of 1.3% for 2003, 1.1% for 2004 and 0.9% for 2005 of the market value of the assets under management. We do not guarantee minimum returns or the principal amount invested on such funds.

Litigation

     We and our subsidiaries are defendants in several legal actions, mainly relating to income taxes, indirect taxes and civil and labor claims. Based on the advice of our legal counsels, we believe that an unfavorable outcome in any or all of these actions will not have a material effect on our financial condition or results of operations.

     The changes in the provision for probable losses in 2003, 2004 and 2005 were as follows:

	As of December 31,

	2003	2004	2005

Balance, beginning of year	R$ 1,453	R$ 1,856	R$ 2,378
Provision charged	844	1,097	1,252
Provision of acquired companies	-	91	-
Payments (1)	(424)	(545)	(923)
Reversal of provisions no longer required	(17)	(121)	-

Balance, end of year (see Note 17)	R$ 1,856	R$ 2,378	R$ 2,707

___________________
(1) In 2005 includes R$714 of payments in labor litigation.

     The related restricted escrow deposits for contingencies are shown in Note 13.

Tax litigation

     We are involved in several tax disputes, including judicial lawsuits and administrative proceedings, mainly relating to the constitutionality and legality of certain taxes imposed on us by the Brazilian government, among which the most relevant are claims in connection with: (i) the expansion of the calculation basis of PIS and COFINS set forth by Law 9.718, (ii) the imposition of different rates of social contribution taxes on income (CSLL) to the Financial System and its imposition on companies with no employees, and (iii) the imposition of CPMF tax on leasing companies.

     On November 9, 2005, the Federal Supreme Court ruled, under certain tax disputes in which we are not involved, that the widening of the calculation basis used to assess PIS and COFINS taxes is unconstitutional. Although such decisions were not granted under claims in which we are a party to, they indicate that we shall be successful in our own claims related to this matter. Notwithstanding the foregoing, until a final decision is formally granted by a competent court under our tax claims relating to this matter, we will continue to follow the guidance of SFAS 5 “Accounting for Contingencies” and will (i) maintain the provision of R$570 made by us for such tax disputes and (ii) not recognize eventual recoverable amounts.

Labor litigation

     Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. The contingency amount for probable losses is recorded as provision, based on the historic average of payments made.

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

Other commitments

     We lease many properties under standard real estate leases that can be canceled at our option and include renewal options and escalation clauses for adjusting rentals to reflect changes in price indices. During 2004, we sold many properties used as branches and, subsequently, we rented them for the purpose of continuing our operations. Expenses of real estate leases were R$153, R$189 and R$225, in 2003, 2004 and 2005, respectively.

     Future liabilities for the payment of leases related to financing through 2008 are as follows:

2006	R$ 4
2007	2
2008	1

Total	R$ 7

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

	As of December 31,

	Partial consolidation (a)		Full consolidation (b)

	2004	2005	2004	2005

In accordance with the Central
Bank requirements
Tier I Capital	13.49%	13.33%	13.62%	13.92%
Tier II Capital	2.78	2.32	2.08	2.23

Total Capital	16.27%	15.65%	15.70%	16.15%

_____________
(a) Partial consolidation excludes non-financial subsidiaries.
(b) Full consolidation includes both financial and non-financial subsidiaries.

     Currently, the Central Bank does not limit the amount of dividends which may be paid subject to the capital requirements set forth above. As of each reporting date, we were in compliance with all capital requirements imposed by the Central Bank.

     In June 2004, after five years of debates and revisions, the Bank for International Settlements Committee on Banking Supervision, or BIS, endorsed the publication of the International Convergence of Capital Measurement and Capital Standards: a Revised Framework, commonly known as Basle II. On December 9, 2004, the Central Bank, in Communication 12,746, expressed its intention to adopt Basle II in Brazil. The Communication indicates that the Central Bank intends to adopt Basle II gradually, with caution and appropriate adaptation to Brazilian needs.

     Additionally, the Central Bank limits the amount of investments in consolidated subsidiaries not engaged in banking, leasing or securities activities and in unconsolidated companies, premises and equipment and intangible assets to 50% of shareholders’ equity on a consolidated basis. The Central Bank also limits unconsolidated investments, premises and equipment and intangible assets to 50% of shareholders’ equity on a full consolidated basis. At December 31, 2004 and 2005 our total investment in such assets was less than the Central Bank limit.

Note 32 - Segment Information

     We operate as a full service financial institution providing a wide range of financial products and services to a diversified individual and corporate customer base. Our businesses comprise retail, wholesale, insurance and wealth management industries. See further details in Note 1.

     The following tables present a summary of our operations for the years ended December 31, 2003, 2004 and 2005, by segment, in accordance with SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”.

	For the year ended December 31, 2003

				Wealth
	Retail	Wholesale	Insurance	management	Eliminations	Total

Net interest income	R$ 3,893	R$ 163	R$ 910	R$ 58	R$ -	R$ 5,024
Provision for loan losses	(839)	(52)	2	8	-	(881)
Non interest income
Insurance, private retirement
plan and pension investment
contracts	-	-	1,468	-	-	1,468
Equity in results of unconsolidated
companies	200	(11)	10	-	-	199
Fee and commission income	1,613	329	1	295	86	2,152
Other	669	916	95	18	14	1,684
Non interest expense
Salaries and benefits and
administrative expense	(3,650)	(387)	(314)	(206)	(23)	(4,534)
Insurance, private retirement
plan and pension investment
contracts	-	-	(1,712)	-	(46)	(1,666)
Other	(1,354)	(603)	(119)	(20)	(31)	(2,065)

Income before taxes and minority
interest	532	355	341	153	-	1,381
Income taxes	(41)	(183)	(83)	(47)	-	(354)
Minority interest	(21)	-	(133)	-	-	(154)

Net income	R$ 470	R$ 172	R$ 125	R$ 106	R$ -	R$ 873

Identifiable assets	R$ 21,416	R$ 38,041	R$ 5,948	R$ 1,909	R$ 1,267	R$ 66,047

	For the year ended December 31, 2004

				Wealth
	Retail	Wholesale	Insurance	management	Eliminations	Total

Net interest income	R$ 4,313	R$ 451	R$ 970	R$ 41	R$ 1	R$ 5,774
Provision for loan losses	(807)	(139)	(1)	(1)	-	(948)
Non interest income
Insurance, private retirement
plan and pension investment
contracts	-	-	1,775	-	-	1,775
Equity in results of unconsolidated
companies	207	-	13	-	-	220
Fee and commission income	1,858	282	16	321	95	2,382
Other	1,965	492	12	8	13	2,464
Non interest expense
Salaries and benefits and
administrative expense	(4,156)	(399)	(343)	(222)	(22)	(5,098)
Insurance, private retirement
plan and pension investment
contracts	-	-	(1,978)	-	(80)	(1,898)
Other	(1,556)	(389)	(207)	(11)	(6)	(2,157)

Income before taxes and minority
interest	1,824	298	257	136	1	2,514
Income taxes	(116)	(136)	(11)	(32)	-	(295)
Minority interest	(63)	-	(93)	-	-	(156)

Net income	R$ 1,645	R$ 162	R$ 153	R$ 104	R$ 1	R$ 2,063

Identifiable assets	R$ 28,003	R$ 42,067	R$ 7,660	R$ 1,447	R$ 1,319	R$ 77,858

	For the year ended December 31, 2005

				Wealth
	Retail	Wholesale	Insurance	management	Eliminations	Total

Net interest income	R$ 6,633	R$ 667	R$ 1,205	R$ 63	R$ (2)	R$ 8,566
Provision for loan losses	(1,872)	3	(4)	3	-	(1,870)
Non interest income
Insurance, private retirement
plan and pension investment
contracts	-	-	2,616	-	-	2,616
Equity in results of unconsolidated
companies	143	4	11	-	-	158
Fee and commission income	2,185	373	46	335	(125)	2,814
Other	851	201	45	10	(11)	1,096
Non interest expense
Salaries and benefits and
administrative expense	(4,943)	(406)	(284)	(243)	25	(5,851)
Insurance, private retirement
plan and pension investment
contracts	-	-	(2,929)	-	99	(2,830)
Other	(1,817)	(313)	(306)	(8)	13	(2,431)

Income before taxes and minority
interest	1,180	529	400	160	(1)	2,268
Income taxes	(118)	(251)	(52)	(39)	-	(460)
Minority interest	18	-	(176)	-	-	(158)

Net income	R$ 1,080	R$ 278	R$ 172	R$ 121	R$ (1)	R$ 1,650

Identifiable assets	R$ 32,218	R$ 47,575	R$ 8,870	R$ 1,607	R$ (452)	R$ 89,818

     Our operations are primarily carried out in Brazil; however, we have operations in the United States, the United Kingdom, the Bahamas, Grand Cayman, Luxembourg and Paraguay, none of which are individually material to Unibanco and its subsidiaries as a whole.

Note 33 - Parent Company Financial Information

     Condensed financial information of Holdings, the Parent Company, is presented below:

	As of December 31,

Balance sheet:	2004	2005

Interest-bearing deposits in other banks	R$ 41	R$ 87
Investment in Unibanco	5,096	5,543
Dividends receivable	143	161
Other assets	26	69

Total assets	R$ 5,306	R$ 5,860

Dividends payable	R$ 125	R$ 134
Other liabilities	85	147
Shareholders' equity	5,096	5,579

Total liabilities and shareholders' equity	R$ 5,306	R$ 5,860

	For the year ended December 31,

Statement of income:	2003	2004	2005

Interest on deposits in other banks	R$ 2	R$ 4	R$ 12
Dividends from Unibanco	247	305	412
Equity in undistributed earnings of Unibanco	271	911	539
Non-interest expense	22	49	43

Net income	R$ 498	R$ 1,171	R$ 920

Statement of cash flows:
Operating activities:
Net income	R$ 498	1,171	R$ 920
Less – Equity and dividends in earnings of Unibanco	518	1,216	951
Change in assets and liabilities
Other assets	(37)	(3)	(42)
Other liabilities	31	43	61

Net cash used in operating activities	(26)	(5)	(12)

Investing activities:
Cash dividends received	255	275	394
Cash dividends paid	(227)	(240)	(336)

Net cash provided by investing activities	28	35	58

Financing activities:
Net increase in cash and cash equivalents	2	30	46
Cash and cash equivalents at beginning of year	9	11	41

Cash and cash equivalents at end of year	R$ 11	R$ 41	R$ 87

Note 34 – Subsequent Events

     On June 12, 2006, it was announced that Unibanco and Unibanco Holdings will increase their corporate capital through capitalization (R$3,000 in the case of Unibanco and R$2,692 in the case of Unibanco Holdings), respectively, of reserves and accumulated earnings, and by means of the issuance of shares in the ratio of 100%, entitling every shareholder of the companies to receive one new share of the same type for each share currently held. Shareholders who hold Units (share deposit certificates, each representing one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings) shall receive, as stock dividends, for each Unit held, one additional Unit. Regarding the Global Depositary Shares ("GDSs") traded on the New York Stock Exchange, each of which currently represents five Units, they shall represent ten Units, which means that the ratio of Units that each GDS represents shall be modified.

     The proposals above will be subject to the Shareholders' Meeting approval, and also, in the case of Unibanco, will depend on the approval of the Brazilian Central Bank, while the change on the ratio of the GDSs is subject to the approval of the Brazilian Securities Commission.