Form 20-F
period 2006-12-31
UNIBANCO UNION OF BRAZILIAN BANKS SA
filed 2007-06-18
CIK 1038583

As filed with the Securities and Exchange Commission on June 15, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
OR
Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended: December 31, 2006
OR
Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____to _____
Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 1-14640-1

UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.
& UNIBANCO HOLDINGS S.A.
(Exact name of Registrant as specified in its charter)
UNIBANCO-UNION OF BRAZILIAN BANKS S.A.
& UNIBANCO HOLDINGS S.A.
(Translation of Registrant’s names into English)

     Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

UNIBANCO-UNIÃO DE BANCOS	UNIBANCO HOLDINGS, S.A.
BRASILEIROS S.A.	Avenida Eusébio Matoso 891
Avenida Eusébio Matoso, 891	22nd Floor
05423-901 São Paulo, SP	05423-901 São Paulo, SP
(Address of principal executive offices)
Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	(Name of each exchange on which
registered)
Global Depositary Shares, each representing ten Units, each Unit	New York Stock Exchange
consisting of one Unibanco Preferred Share and one Unibanco
Holdings Preferred Share
Unibanco Preferred Shares, without par value	New York Stock Exchange*
Unibanco Holdings Preferred Shares, without par value	New York Stock Exchange*

Securities registered pursuant to Section 12(g) of the Act:
None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

1,511,316,336 Unibanco Common Shares, no par value per share
1,296,439,472 Unibanco Preferred Shares, no par value per share
553,735,904 Unibanco Holdings Common Shares, no par value per share
1,089,851,783 Unibanco Holdings Preferred Shares, no par value per share

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

i

NOTE ON JOINT FILING

     This annual report on Form 20-F has been jointly filed, with the permission of the Securities and Exchange Commission, by Unibanco–União de Bancos Brasileiros S.A. and our parent company, Unibanco Holdings S.A. Unibanco Holdings holds 97.1% of our outstanding common shares and 12.6% of our outstanding preferred shares as of May 31, 2007. Unibanco Holdings substantially engages in no activities other than holding our shares. (See note 33 to the Consolidated Financial Statements to this Annual Report).

PRESENTATION OF FINANCIAL INFORMATION

     In this annual report, we refer to Unibanco-União de Bancos Brasileiros S.A. and, unless the context otherwise requires, its consolidated subsidiaries as “Unibanco,” the “Company,” “we” or “us.” We refer to Unibanco Holdings S.A. as “Unibanco Holdings.” All references in this annual report to a “Unit” or “Units” are to our units which are traded on the New York Stock Exchange. Each Unit represents one Unibanco preferred share and one Unibanco Holdings preferred share.

     All references in this annual report to the real, reais, or R$ are to the Brazilian real, the official currency of the Federative Republic of Brazil since July 1, 1994. All references to U.S. dollars, dollars or US$ are to United States dollars.

     On May 31, 2007, the exchange rate for reais into U.S. dollars was R$1.9289 to US$1.00, based on the commercial selling exchange rate as reported by the Central Bank of Brazil. The commercial selling exchange rate was R$2.1380 to US$1.00 as of December 31, 2006.

     Our audited consolidated financial statements are included in Item 19 of this annual report. These financial statements include the assets, liabilities, results of operations and cash flows of our subsidiaries, as well as our branches outside Brazil. Unibanco Holdings, a corporation organized under the laws of Brazil, controls us through its ownership, as of May 31, 2007, of 97.1% of our outstanding common shares and 12.6% of our outstanding preferred shares. Unibanco Holdings engages in no material activities other than holding our shares. As a result, the financial statements of Unibanco Holdings are similar to ours in all material respects, except for other assets and liabilities, time deposits and the minority interest lines of the balance sheet and income statement and the financing activities section of the cash flow statement. References herein to our consolidated financial statements also refer to the financial statements of Unibanco Holdings.

     Our audited consolidated balance sheets as of December 31, 2005 and 2006 and consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three-years ended December 31, 2006, including the notes thereto, included in this annual report have been prepared in accordance with U.S. GAAP. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários (CVM), the Brazilian Securities Commission, and determining dividend payments and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with applicable Brazilian accounting practices (Accounting Practices Adopted in Brazil) and the Brazilian Corporate Law.

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

     Factors that could cause actual results to differ materially include, but are not limited to, those discussed under “Item 3. Key Information-Risk Factors,” and under “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report. These factors include:

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

     Our consolidated financial statements are presented in reais. For more details related to the latest, high and low exchange rates for reais into U.S. dollars, including the high and low exchange rates for each month during the previous six months and for the five most recent financial years, see “Item 10 D – Additional Information – Exchange Controls”.

     Our selected historical financial data as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 have been derived from, and should be read in conjunction with, our audited consolidated financial statements included in this annual report. The selected financial data as of December 31, 2002, 2003 and 2004 and for each of the two years in the period ended December 31, 2003 are derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements as of and for the years ended December 31, 2004, 2005 and 2006 have been audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil. Our consolidated financial statements as of and for the years ended December 31, 2002 and 2003 have been audited by Deloitte Touche Tohmatsu Auditores Independentes, São Paulo, Brazil. The reports of the independent registered public accounting firms as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 are filed as part of this annual report.

     In addition, our selected historical financial data,is prepared in accordance with the Accounting Practices Adopted in Brazil as of December 31, 2002 to 2006 and for the five years ended December 31, 2006 are derived from, and should be read in conjunction with our audited consolidated financial statements not included in this annual report, but filed at the Comissão de Valores Mobiliários (CVM), the Brazilian Securities Commission.

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

	For the Year Ended December 31,

	2002		2003		2004		2005		2006

USGAAP:	(in millions of R$)
Unibanco Consolidated Income Statement Data:
Net interest income	R$	5,302	R$	5,024	R$	5,774	R$	8,566	R$	9,530
Provision for loan losses		(1,291)		(881)		(948)		(1,870)		(2,030)

Net interest income after provision for loan losses		4,011		4,143		4,826		6,696		7,500
Fee and commission income		1,854		2,152		2,382		2,814		3,140
Equity in results of unconsolidated companies (1)		184		199		220		158		195
Other non-interest income (2)		1,178		3,152		4,239		3,712		4,384
Operating expenses (3)		(3,985)		(4,534)		(5,098)		(5,851)		(6,251)
Other non-interest expense (4)		(2,600)		(3,731)		(4,055)		(5,261)		(6,326)

Income before income taxes and minority interest		642		1,381		2,514		2,268		2,642
Income taxes		276		(354)		(295)		(460)		(532)
Minority interest		(115)		(154)		(156)		(158)		(149)
Change in accounting principle		-		-		-		-		(10)

Net income	R$	803	R$	873	R$	2,063	R$	1,650	R$	1,951

	For the Year Ended December 31,

	2002		2003		2004		2005		2006

	(in R$, except per share data)
Unibanco Earnings and Dividends Information:(16)

Basic and diluted earnings per shares:
Common	R$	0.28	R$	0.31	R$	0.71	R$	0.57	R$	0.66
Preferred		0.31		0.34		0.78		0.62		0.73
Distributed earnings (dividends) per shares:
Common		0.12		0.15		0.18		0.25		0.30
Preferred		0.13		0.17		0.20		0.27		0.33
Weighted average shares outstanding (in thousands) – Basic:
Common		1,511,374		1,511,356		1,511,316		1,511,316		1,511,316
Preferred		1,259,752		1,245,662		1,262,448		1,282,354		1,291,496
Weighted average shares outstanding (in thousands) – Diluted:
Common		1,511,374		1,511,356		1,511,316		1,511,316		1,511,316
Preferred		1,259,752		1,246,070		1,263,286		1,284,400		1,295,478
Unibanco Holdings Earnings and Dividends Information:(16)

Basic and diluted earnings per shares:
Common		0.29		0.30		0.71		0.56		0.65
Preferred “A”		0.32		0.07		-		-		-
Preferred		0.29		0.30		0.71		0.56		0.65
Distributed earnings (dividends) per shares:
Common		0.12		0.14		0.16		0.21		0.28
Preferred “A”		0.13		0.07		-		-		-
Preferred		0.12		0.14		0.16		0.21		0.28
Weighted average shares outstanding (in thousands) – Basic:
Common		742,768		699,508		630,292		600,846		553,736
Preferred “A”		76,870		47,306		-		-		-
Preferred		848,526		908,424		1,020,200		1,046,090		1,080,865
Weighted average shares outstanding (in thousands) – Diluted:
Common		742,768		699,508		630,292		600,846		553,736
Preferred “A”		76,870		47,306		-		-		-
Preferred		848,526		908,830		1,021,036		1,048,134		1,084,847

	As of December 31,

	2002		2003		2004		2005		2006

	(in millions of R$)
Unibanco Consolidated Balance Sheet Data:

Assets
Cash and due from banks	R$	934	R$	812	R$	1,575	R$	1,158	R$	1,304
Interest-bearing deposits in other banks		2,309		2,886		3,579		5,107		7,632
Federal funds sold and securities purchased under resale agreements		13,561		8,874		11,679		10,014		14,513
Trading, available for sale and held to maturity		18,117		14,666		14,875		19,580		18,766
Loans		25,254		26,039		31,377		39,237		44,654
Allowance for loan losses		(1,389)		(1,317)		(1,560)		(2,107)		(2,577)
Investments in unconsolidated companies		574		616		536		623		802
Goodwill and intangibles, net		1,349		1,248		1,630		1,620		2,023
Total assets		71,988		66,047		77,858		89,818		102,563
Average assets		60,310		64,579		74,383		80,628		99,302

Liabilities and Shareholders’ Equity
Deposits	R$	26,055	R$	25,700	R$	33,775	R$	35,936	R$	36,201
Federal funds purchased and securities sold under
repurchase agreements		13,806		6,750		6,687		10,721		16,991
Short-term borrowings		6,305		3,113		2,677		3,239		3,045
Long-term debt		10,928		13,348		11,700		12,850		14,638
Shareholders’ equity		6,245		6,754		8,572		9,534		10,439
Average liabilities		54,223		58,085		66,723		71,605		89,301
Average shareholders’ equity		6,087		6,494		7,660		9,023		10,001

	As of December 31,

	2002	2003	2004	2005	2006

Selected Consolidated Ratios:

Profitability and Performance
Net Interest margin (5)	10.8%	9.4%	9.4%	12.8%	11.5%
Return on average assets (6)	1.3	1.4	2.8	2.0	2.0
Return on average equity (7)	13.2	13.4	26.9	18.3	19.5
Efficiency ratio (8)	69.5	68.7	61.1	59.5	58.3
Dividends payout ratio common and preferred	42.4	49.2	25.4	44.0	45.6

Liquidity
Loans as a percentage of total deposits	96.9	101.3	92.9	109.2	123.4

Capital
Average shareholder’s equity as a percentage of
average total assets	10.1	10.1	10.3	11.2	10.1
Total equity as a percentage of total assets	8.7	10.2	11.0	10.6	10.2
Total capital to risk-weighted assets (9)	15.7	18.6	16.3	15.6	16.0

Asset Quality
Allowance for loan losses as a percentage of
total loans	5.5	5.1	5.0	5.4	5.8
Nonperforming loans as a percentage of
total loans (10)	3.9	4.5	4.1	4.3	5.1
Allowance for loan losses as a percentage of
total nonperforming loans (10)	142.0	113.4	122.4	124.4	113.1
Net charge-offs as a percentage of average
loans outstanding (11)	5.0	4.0	2.6	4.0	4.0

	As of December 31,

	2002		2003		2004		2005		2006

	(in millions of R$, except per share amounts)
Accounting Practices Adopted in Brazil:(12)

Consolidated Income Statement Data:

Profit from financial intermediation	R$	2,672	R$	5,198	R$	5,194	R$	6,493	R$	7,319
Net income		1,010		1,052		1,283		1,838		1,750
Unibanco Earnings and Dividends Information:

Earnings per 1,000 shares:
Common		3.65		3.83		459.57		657.73		624.96
Preferred		3.65		3.83		459.57		657.73		624.96
Distributed earnings (dividends) per 1,000 shares:
Common		1.18		1.48		180.94		249.66		302.06
Preferred		1.29		1.63		197.59		271.58		336.02

	As of December 31,

	2002		2003		2004		2005		2006

	( in millions of R$, except percentages)
Accounting Practices Adopted in Brazil: (12)

Consolidated Balance Sheet Data:

Total assets	R$	75,375	R$	69,632	R$	79,350	R$	91,831	R$	103,778
Total loans		26,557		27,678		31,796		39,875		45,361
Total deposits		25,988		25,357		33,530		35,499		35,633
Shareholders’ equity		6,559		7,156		8,106		9,324		9,921
Selected Consolidated Ratios:

Return on average assets (13)		1.5%		1.5%		1.7%		2.1%		1.8%
Return on average equity (14)		16.0		15.3		16.8		21.1		18.2
Efficiency ratio (15)		59.1		57.7		60.9		51.5		49.7
Total capital to risk weighted assets (9)		15.7		18.6		16.3		15.6		16.0
_______________
(1)
For more information on our equity in results of unconsolidated companies, see “Item 5. Operating and Financial Review and Prospects - Accounting for results of unconsolidated affiliates” and “Item 5.A. Operating Results” and Note 11 to our consolidated financial statements.

(2)
Other non-interest income consists of trading income (net), net gain (losses) on foreign currency transactions, net gains (losses) on securities and non-trading derivatives, insurance, private retirement plan and pension investment contracts and other non-interest income. For more information see Note 24 to our consolidated financial statements and “Item 5.A. Operating Results”.

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

(12)
Our Brazilian financial statements are prepared in accordance with the requirements of Brazilian Corporate Law and the regulations of the Central Bank, The Brazilian Private Insurance Superintendency and the Brazilian Securities Commission. We did not consider the reverse share split (1:100 shares), on August 30, 2004, for the years of 2002 and 2003.

(13)	Net income as a percentage of average total assets.
(14)	Net income as a percentage of average shareholders’ equity.
(15)	Operating expenses as a percentage of the aggregate profit from financial intermediation and other income.
(16)
Earnings per share have been adjusted for all periods presented to reflect the new number of shares that resulted from the reverse share split (1:100 shares), on August 30, 2004 and to reflect “bonificação de ações” (2:1 shares) occurred on July 17, 2006, in accordance with SFAS 128 “Earnings per share” (see Note 19 to our consolidated financial statements).

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

     During certain periods, the Brazilian government has intervened in the Brazilian economy and, it may occasionally make changes in economic policy and regulations. The Brazilian government’s actions to control inflation and implement macroeconomic policies and regulations have involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, including such factors as:

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

     The exchange rate between the Real and the U.S. dollar has varied in recent years. The Real has appreciated against the U.S. dollar, by 18.3%, 8.1%, 11.8% and 8.7% in 2003, 2004, 2005 and 2006, respectively, and the Brazilian economic scenario was favorable to the Brazilian currency during such period.  In the past history of Brazil the Real has at times declined in value against the U.S. dollar, such as the 52.3% devaluation that occurred in 2002. When we refer to a specific percentage depreciation or appreciation of the Real against the U.S. dollar in any year, we have derived such percentage by comparing the number of Reais exchangeable for one U.S. dollar at the end of the given year to the number of Reais exchangeable for one U.S. dollar at the end of the previous year, as reported by the Central Bank.

     Devaluation of the Real against the U.S. dollar and other foreign currencies may impair our ability to pay our dollar-denominated or dollar-indexed liabilities by making it more costly for us to obtain the foreign currency required to pay such obligations.

     Devaluation of the Real may affect us by impairing the ability of our Brazilian corporate borrowers to repay dollar-denominated or dollar-indexed liabilities to us. When the Real is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into Reais.

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

     During periods when the Real appreciates against the currencies in which we hold our investments in our non-Brazilian subsidiaries and branches, we may experience an increase in our income tax liability. This is because losses in Real terms on our overseas investments are not deductible for Brazilian tax purposes, whereas gains in the value of the related Real-denominated hedges we maintain are generally taxable. At the end of 2006, all of Unibanco’s foreign investments were fully global hedged in order to mitigate any effects from foreign exchange volatility, including the potential fiscal impact of such investments.

Volatility of currency exchange rates may lead to an uncertain economic climate in Brazil that could negatively affect our ability to finance our operations through the international capital markets.

     Devaluation of the Real relative to the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and instigating governmental policies to curb aggregate demand. On the other hand, appreciation of the Real against the U.S. dollar may lead to a deterioration of the Brazilian current account and balance of payments, as well as dampening export-driven growth. The potential impact of the floating exchange rate and of potential measures taken by the Brazilian government to stabilize the Real is uncertain.

Imposition of exchange controls could restrict our access to the international capital markets and limit our ability to service our obligations that are denominated in foreign currencies.

     The purchase and sale of foreign currency in Brazil is subject to governmental control. In the past, the Brazilian government has implemented a number of policies affecting exchange rates and the servicing of external debt by Brazilian borrowers. These policies have included sudden devaluation, periodic mini-devaluation (with the frequency of adjustments ranging from daily to monthly), floating exchange rate systems, exchange controls and the creation of a commercial rate exchange market and a floating rate exchange market, which were combined into a single exchange rate market in March 2005.

     The Brazilian government has not prevented the remittance of proceeds to foreign investors since 1990 and has never done so in respect of securities obligations. Currently, the government does not restrict the ability of Brazilian or foreign individuals or entities to convert Brazilian currency into foreign currency provided that the transactions are (i) legal, (ii) based on the economic factors and responsibilities of each of the parties as set forth in the underlying document for each transaction and (iii) in compliance with all regulatory requirements such as previous registration with the Central Bank (when applicable). Since the foreign exchange market has recently been modified, certain operational procedures are still pending regulation by the Central Bank. The Central Bank has assumed responsibility for the external obligations in connection with the formal restructuring of Brazilian sovereign debt.

     We cannot be sure that the Brazilian government will maintain the exchange control policy currently in force or that it will not adopt a more restrictive exchange control policy. Such a policy could impede our access to the international capital markets by making non-Brazilian lenders and investors reluctant to commit funds to Brazilian borrowers. Such a policy could also negatively affect the ability of Brazilian debtors (including us) to make payments outside of Brazil to meet their obligations under foreign currency-denominated liabilities. Many factors beyond our control might affect the likelihood that the government will impose exchange control restrictions. Among these factors are:

  the extent of Brazil’s foreign currency reserves;

  the availability of sufficient foreign exchange on the date a payment is due;

  the size of Brazil’s debt service burden relative to the economy as a whole; and

  political constraints to which Brazil may be subject.

If Brazil experiences substantial inflation in the future, our results of operations may be negatively affected.

     In the last four years, the inflation rates in Brazil have been under control. For instance, in 2003, 2004, 2005 and 2006 the Brazilian inflation rates were 7.7%, 12.1%, 1.2% and 3.8% , respectively, and in the first five months of 2007 the aggregate inflation amount, measured by the general price index (IGP-DI), was approximately to 1.02% . Inflation itself and governmental measures to combat inflation have, in the past, had negative effects on the Brazilian economy. Inflation, actions taken to combat inflation, and public speculation about possible future actions have in the past also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs may increase and our operating and net margins may decrease (if not accompanied by an increase in interest rates). Inflationary pressures may curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy, which in turn could adversely affect our operations.

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

  investment requirements in fixed assets;

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

     The Central Bank has, from time to time, changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. The Central Bank may increase the reserve requirements in the future or impose new reserve or compulsory deposit requirements.

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

Changes in minimum levels for federal housing and rural sector loans may adversely affect our profitability.

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

Changes in tax regulation may adversely affect our operations.

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

     More recently, because of favorable macroeconomic figures and controlled inflation within the Central Bank target range, Central Bank lowered the base interest rate during 2006 from 18% to 17.25% on January 18, 2006, and lowered again to 13.25 % on November 23, 2006. In 2007, the lowering of rates continued, and as of June 2007, the SELIC interest rate was 12.00% .

     Although increases in the base interest rate typically enable us to increase financial margins such increases could adversely affect our results of operations, among other ways, by reducing demand for our credit and investment products, increasing our cost of funds and increasing the risk of customer default. Decreases in the base interest rate could also adversely affect our results of operations, among other ways, by decreasing the interest income we earn on our interest-earning assets and lowering margins. See “ Item 5. Operating and Financial Review and Prospects—Macroeconomic Factors Affecting Our Financial Condition and Results of Operations—Effects of Government Regulation-Effects on our Financial Condition and Results or Operations—Effects of Interest Rates on Our Financial Condition and Results of Operations.”

The increasingly competitive environment and recent consolidations in the Brazilian financial services market may adversely affect our business prospects.

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

     As of December 31, 2006, our loan portfolio was R$44,654 million, compared to R$39,237 million as of December 31, 2005. Our allowance for loan losses was R$2,577 million, representing 5.8% of our total loan portfolio, as of December 31, 2006, compared to R$2,107 million, representing 5.4% of our total loan portfolio, as of December 31, 2005. See “Item 5. Operating and Financial Review and Prospects—Results of Operations for Year Ended December 31, 2006 Compared to Year Ended December 31, 2005.”

     The quality of our loan portfolio is subject to changes in the profile of our business resulting from organic growth or acquisitions that we make, and is dependent on domestic and, to a lesser extent, international, economic conditions. Some acquisitions and joint-ventures, in particular within the consumer finance arena have affected the quality of our loan portfolio by significantly increasing our exposure to the lower income segment of the retail market. This sector generally features a higher volume of transactions, higher margins and higher default rates than other income brackets. Adverse changes affecting any of the sectors to which we have significant lending exposure, political events within and external to Brazil or the variability of economic activity may have an adverse impact on our business and our results of operations. Furthermore, our historic loan loss experience may not be indicative of our future loan losses.

Our securities portfolio is subject to market fluctuations due to changes in Brazilian or international economic conditions.

     As of December 31, 2006, investment securities represented R$18,766 million, or 18.3% of our assets, and realized and unrealized investment gains and losses have had and will continue to have a significant impact on our results of operations. These gains and losses, which we record when investments in securities are sold or are marked to market (in the case of trading securities), may fluctuate considerably from period to period. We cannot predict the amount of realized or unrealized gains or losses for any future period, and variations from period to period have no practical analytical value in helping us to make such a prediction. Gains or losses on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or any portion thereof.

Integration of businesses in future acquisitions may increase our risks.

     Our business strategy includes growth through strategic acquisitions. We have made a number of acquisitions in the recent years and we may engage in future acquisitions as we seek to continue our growth in the consolidating Brazilian financial services industry. The integration of the businesses we have recently acquired and may acquire in the future entails significant risks, including the risks that:

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

Absence of voting rights for the Units.

     In accordance with Brazilian Corporation Law, our bylaws and the bylaws of Unibanco Holdings, holders of our preferred shares and Unibanco Holdings’ preferred shares have no voting rights except under certain limited circumstances set forth in the Brazilian Corporation Law, and holders of Units, therefore, are not entitled to vote either at meetings of our shareholders or at meetings of Unibanco Holdings’ shareholders.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A History and Development of the Company

Overview

     We were founded in 1924 and are Brazil’s oldest private-sector bank. From our longstanding position as one of the nation’s leading wholesale banks, we have expanded our operations to become a full service financial institution providing a wide range of financial products and services to a diversified individual and corporate customer base throughout Brazil. Our businesses comprise the following segments: Retail, Wholesale, Insurance and Pension Plans and Wealth Management. See note 32 to our consolidated financial statements for additional information on our four reportable segments.

     We are one of the largest private-sector financial institutions in Brazil and have grown substantially both through organic growth and acquisitions. As of December 31, 2006, on a consolidated basis, we had:

  R$102.6 billion in total assets;

  R$44.7 billion in total loans;

  R$36.2 billion in total deposits; and

  R$10.4 billion in shareholders’ equity.

     Our consolidated net income for the year ended December 31, 2006 was R$1,951 billion, a 18.2% increase over consolidated net income for the year ended December 31, 2005. Our return on average equity during 2006 was 19.5% as compared to 18.3% in 2005. Our return on average assets during 2006 reached 2.0% .

     Our equity securities have been publicly traded on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA, since 1968. In 1997, we became the first Brazilian bank to list its equity securities on the New York Stock Exchange, or NYSE. As of December 31, 2006, the total market value of our equity securities, based on the closing price of our GDSs, was R$27.8 billion. Our legal name is Unibanco – União de Bancos Brasileiros S.A. Our address is Avenida Eusébio Matoso, 891, 05423-901, São Paulo, SP, Brazil. Our telephone number is +55-11-3584-1980. Our web site is www.unibanco.com. We are a corporation (sociedade anônima) and were incorporated on May 27, 1967 in accordance with Brazilian law. Our agent in the United States of America is our Representative Office in New York, which is located at 65 East 55th Street, 29th Floor, 10022, New York, NY U.S.A.; telephone number +1-212-207-9422.

     Unibanco Holdings’ legal name is Unibanco Holdings S.A. Its address and telephone number are the same as ours. Unibanco Holdings is a corporation (sociedade anônima) and was incorporated on June 20, 1994 in accordance with Brazilian law. Unibanco Holdings’ agent in the United States of America is our Representative Office in New York.

Recent Developments

New Partnerships

Wal-Mart/Hipercard

     In December 2005, Wal-Mart announced the acquisition of the Brazilian assets of the retailer Sonae. This acquisition effectively doubled Wal-Mart’s presence in Brazil. We and Wal-Mart executed a partnership agreement whereby Wal-Mart extended the exclusivity we were already granted for the new stores. As a result, Hipercard is now accepted and hence the exclusive and private label credit card in all of Wal-Mart’s stores. In addition, as of January 2006, the partnership encompasses the provision of other financial products within Wal-Mart stores.

Ipiranga Group

     In August 2006, we announced the establishment of a new credit, financing and investment partnership with the Ipiranga group, in which each of us will hold a 50% equity interest. Ipiranga currently has approximately 4,200 service centers throughout Brazil. In addition to the private label cards and co-branded Ipiranga’s credit cards, this partnership will offer Ipiranga’s customers other financial, banking and insurance products, including personal and direct consumer loans. These products will be offered to Ipiranga’s individual customers through its retail consumer network as well as directly to Ipiranga’s distributors. This transaction is still subject to the approval of the Central Bank of Brazil.

VR Group

     During the second half of 2006, we signed a partnership agreement with Grupo VR, a human resources benefits provider. This partnership will provide certain non-financial products related to human resources benefits to Unibanco clients and other clients defined in the relevant agreements, and will offer credit and product financing to Grupo VR clients and other clients defined in the relevant agreements, including payroll loans and working capital loans. Grupo VR has over 20,000 agreements with companies to provide human resources benefits for employees, and its products are accepted in more than 200,000 business establishments. This partnership will be implemented through a credit, financing and investment corporation, in which each partner will hold a 49% equity interest and the remaining equity interest will be held by the company’s directors. Therefore, we have already acquired 49% of a company share capital and we and Grupo VR have submitted for Central Bank approval such acquisition and the transformation of such company in a credit, financing and investment corporation, which, after Central Bank approval, will be called UniVR. This transaction is still subject to the approval of the Central Bank.

Banco Cruzeiro do Sul

     During the second half of 2006, we established a partnership with Banco Cruzeiro do Sul to jointly develop a payroll loan business. The partnership will combine our global scale of operations, products and services with Banco Cruzeiro do Sul’s expertise in payroll loans and, in 2007, it was established a credit, financing and investment company in which each partner holds a 50% equity interest. We may also purchase Banco Cruzeiro do Sul’s loan portfolios pursuant to this partnership. The organization of the credit, financing and investment company is still pending Central Bank approval.

Acquisition

Unibanco AIG Warrant

     In June 2006, UASEG acquired the remaining 30% of the capital stock of Unibanco AIG Warrant S.A. (“UAW”) from Whirlpool S.A. for R$66 million. Through this transaction, UAW became a wholly owned subsidiary of UASEG.

Divestiture

BWU

     On January 24, 2007, Unibanco Empreendimentos e Participaç ões S.A., a controlled company of ours, entered into an agreement with Lojas Americanas S.A. for the sale of 99.99% of the corporate capital of BWU Comércio e Entretenimento S.A., which explored, at such date, the development and subfranchising in Brazil of renting and retailing DVD and VHS tapes under the BLOCKBUSTER® trademark. The total sale price was R$185 million, subject to price adjustments, if any, after conclusion of the valuation of the variation of the company’s working capital.

Capital Expenditures

     During the period from 2002 to 2006, our primary capital expenditures were for purchases of data processing hardware and software to support our growth, to increase productivity and to improve the level of services we offered our customers. In addition, we spent a significant amount of money on implementing our New Service Model and expanding our branch network. See “Retail.”

     In 2007, we expect that our main capital expenditures will be in connection with the remodeling of our branches so that they conform to our marketing positioning program launched in the beginning of 2005, the purchase of computer hardware and capital improvements to expand our capacity.

4.B Business Overview

Our Businesses

The following diagram shows our principal lines of business:

Retail

     Our Retail business provides a wide range of financial services and products, including:

  Personal Banking services, provided by our nationwide branch network, internet and telephone banking;

  Commercial and Corporate Banking services, aimed at clients with revenues of up to R$150 million per year (small and medium-sized companies which we refer to as “SMEs”).As of December 2006, we had approximately 571,000 SME clients;

  Credit card services (issuance, processing and billing) of almost 30 million credit cards, including private label credit cards;

  Hipercard, Wal-Mart Brazil’s official credit card, with over 6.5 million cards issued and approximately 204,000 affiliated merchants;

  Consumer Finance and Personal Credit, with a wide array of distribution partnerships (e.g. Pontocred and Luizacred) and proprietary operations (e.g. Fininvest);

  Auto Finance, provided through Unibanco branches and relationships with franchised auto dealers; and

  Payroll-linked loan business through our 100%-owned companies, partnerships and joint ventures such as with Banco Cruzeiro do Sul.

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

     For the year ended December 31, 2006, we had total loans of R$22,850 million, fees and commissions of R$2,490 million, and net income of R$1,217 million from our Retail business.

Individuals

     We provide our individual customers with fee-based products and services, including use of ATMs, phone and personal computer banking and fund transfers. We also make secured and unsecured personal loans in reais for overdraft short term lines of credit, loans for consumer purchases, leasing and individual lines of credit. Individuals are separated into two different groups: those earning more than R$4,000 per month (UniClass) and those earning between R$350 and R$4,000 per month (Exclusivo).

     In the UniClass group, we believe we distinguish ourselves from competitors by providing our customers with:

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

Small and Medium Companies

     We serve approximately 571,000 SMEs consisting primarily of retailers. We provide this segment with a full range of financial services such as credit lines, account receivable financing, working capital loans, BNDES-funded loans, leasing and payroll services and cash management services. As of December 31, 2006, we had approximately R$8.5 billion in outstanding loans to SMEs, or approximately 19.0% of our total loan portfolio.

Distribution Network

     As of December 31, 2006, we and our associated companies, Fininvest, LuizaCred, PontoCred, Tecban, and Banco 24 Horas, had a distribution network with approximately 18,000 points of distribution throughout Brazil, consisting of, approximately, the following:

  940 retail branches;

  316 corporate-site branches;

  714 Fininvest stores, kiosks and mini-stores;

  12,000 Fininvest points of sale (retailers);

  341 LuizaCred points of sale;

  378 PontoCred points of sale; and

  3,201 Banco 24 Horas sites.

Unibanco’s New Brand and New Service Model

     In accordance with our original schedule, the New Service Model, known as the Novo Modelo de Atendimento, was fully implemented in our branch network by the end of 2006. The New Service Model aims to improve the quality of our customer service by harmonizing branch policies and processes, optimizing branch managers’ time and developing tools that will allow us to reduce our response time to client inquiries.

Branches

     Our branch system serves as a distribution network for the products and services that we offer to our retail customers. Our approximately 940 full-service branches accept deposits, provide cash withdrawals and offer the full range of our retail banking products, such as checking accounts, consumer loans, automobile financing, credit cards, loans to small-sized companies, leasing, insurance, asset management services and payment of bills, including bills for taxes and public services.

Corporate-Site Branches

     We offer retail banking services to our corporate customers and their employees through special banking branches located on the premises of our corporate customers. Our network consists of approximately 316 corporate-site branches. In the case of retail and smaller corporate customers, corporate-site branches may consist solely of an automated branch. In the case of large corporate customers, corporate-site branches consist of an average of four employees dedicated to serving the corporation and its employees.

ATMs

     We operate over 7,600 ATMs for the use of our customers. In addition to our proprietary network, we participate in the shared ATM network operated by our affiliate, Tecnologia Bancária S.A. This network has approximately 3,300 machines throughout Brazil and serves clients of approximately 50 banks, making it the largest ATM network in Brazil. Clients of banks associated with Tecnologia Bancária may withdraw cash through our ATM network for a fee, allowing us to increase our income and optimize our capabilities.

“30 Hour” Services

     For more than 15 years, we have been innovative in the distribution and promotion of remote banking services. Our “30 Hour” telephone services provide clients with electronic banking services such as cash withdrawal, pre-printed checkbooks, account statements and investment services 24 hours a day. The “30 Hour” services are convenient for our clients and cost-efficient for us. The original concept of a call center was converted into a contact center, using the “30 Hour” telephone service as a customer relations and sales force platform. The majority of the calls are attended by an electronic voice reply system. This system identifies which callers may be potential product purchasers and transfers such callers to an operator.

Internet Banking

     Although we initially used the telephone as a primary instrument for conducting banking transactions with our clients, now we also provide a variety of retail banking services, including opening accounts, utility bill payment, wire transfers, personal loans, investment products and mutual funds through our Internet banking services. Since April 2000, we have also offered a variety of “30 Hour” services electronically, enabling clients to access their banking information from their cellular phones, PDAs or e-mail.

     Since May 2005, our internet banking services have been considered the fastest among Brazilian banks, based on the time required to access an account information, according to the specialized survey conducted by SiteSeeing. As of December 31, 2006, we had approximately 2.5 million registered users of our Internet banking services. During 2006, we processed approximately 327 million Internet transactions, an increase of 34% over 2005.

Funding

     Our Retail business is an important source of funding for us. As of December 31, 2006, 61% of our total deposits (excluding mutual funds) were from retail customers. Our extensive distribution network and strong deposit base support our Retail products. As of December 31, 2006, Retail deposits (excluding mutual funds) were R$22,160 million, an increase of 17.7% as compared to December 31, 2005. This was mainly supported by a balance of R$5.3 billion in our SuperPoupe and Valor Certo portfolio as of December 31, 2006, an increase of 73.0% from December 31, 2005. SuperPoupe and Valor Certo are time deposit certificates offered to Unibanco customers with a cost of funding that is less than the cost of a traditional time deposit certificate.

Loans

     As of December 31, 2006, retail loans including loans by our subsidiaries and affiliates, were R$22,850 million, which represents 51.2% of our total loan portfolio. We provide loans to individuals and to small and medium-sized companies. We believe we are well positioned to expand our retail loan business if interest rates and unemployment decline in Brazil.

Consumer Finance

     We operate in consumer finance through Unicard, Hipercard, Redecard, Fininvest and our partnerships with retailers (PontoCred and LuizaCred and our new partnerships with Ipiranga Group, VR Group (UniVR) and Banco Cruzeiro do Sul). These companies operate in the credit cards, personal credit, consumer credit and payroll-linked credit markets. We have also entered into alliances with wholesalers, retailers and other businesses in order to better reach our customers.

     We believe that we rank among the leaders in terms of the overall number of credit cards issued in Latin America. We issue Visa, MasterCard and Hipercard credit cards and a wide array of private labels, primarily through our subsidiaries Fininvest, Unicard and Hipercard.

     In Brazil, clients still use their credit cards as a payment tool more than a credit instrument, although in recent years this behavior has been changing. The market for consumer credit has grown as declining inflation in Brazil has led to increased consumption and increased acceptance of credit cards by merchants.

     We have responded to the current business environment by developing a large number of new products to serve all of our customers’ needs:

  We offer more than one hundred co-branded cards whereby our customers can receive airline miles or other rewards for using their credit cards;

  We are a pioneer in the introduction of innovative value added services to credit cards in Brazil;

  We offer online, real-time credit approval;

  We send SMS alerts to our customers’ mobile phones or PDA units, informing such customers whenever a purchase has been made using their credit card, thereby reducing opportunities for credit card theft;

  We provide a wide range of internet banking services, reducing the amount of time our clients need to spend visiting one of our branches;

  We have introduced a variety of new credit card products, including the Supermarket Card, Twin Strategy (Second Brand offering), Unicard Payroll and Unicard MasterCard Black.

Unicard

     Unicard is one of our credit card companies. Its loan portfolio consists of three different categories of loans: (i) revolving credit, which yields high interest rates and, therefore, is the highest risk portion of Unicard’s portfolio, (ii) loans that are usually due within thirty days, which are extended in connection with credit card purchases, and (iii) loans in connection with credit card purchases that are billed in multiple installments through agreements with retailers, a common practice in Brazil.

     Unicard’s credit portfolio reached R$2.9 billion as of December 31, 2006, an increase of 20.8%, when compared to December 31, 2005. As of December 31, 2006, Unicard had 11.9 million cards issued, a 50.6% increase compared to December 31, 2005.

     Through our use of the Capstone system in connection with Unicard, we are able to provide our customers with a credit decision on-line, in real time, in all of our distribution networks, with a thirty-second response time from the initial credit request. The Capstone system compiles business intelligence and analytical customer relationship management in a credit decision platform that is used widely in banks.

Fininvest

     Fininvest provides personal loans mainly to lower-income individuals and also offers regular and private label credit cards. Fininvest’s credit portfolio was R$2.2 billion as of December 31, 2006. At the end of 2006, Fininvest had 714 stores, kiosks and mini-stores and approximately 12,000 points-of-sale.

Hipercard

     Hipercard started as a private label credit card company for the Bompreço chain of supermarkets and is now a fully independent credit card company whose cards are accepted at over 204,000 points of sale in Brazil.

     We acquired Hipercard in March 2004. During 2004, the Hipercard portfolio continued to be concentrated in the Northeast region. During 2005, its business expanded to the South and Southeast regions in line with the Hipercard strategy, enhanced by an agreement with Wal-Mart.

     In 2005, Hipercard acquired E-capture, a company that focuses on the capture, transport, authorization and management of electronic transaction related information. The use of E-capture technology has reduced Hipercard’s costs and has improved the level of technology it utilizes.

Hipercard went through an important modernization process to support its aggressive growth plans and to continue consolidating its broad brand recognition in Brazil.

     As of December 31, 2006, Hipercard had a credit portfolio of R$2.2 billion, with 6.5 million cards issued.

Redecard

     Established in 1996, Redecard is responsible for the processing of credit and debit card transactions of the MasterCard, MasterCard Electronic, Maestro, Diners Club International and RedeShop brands in Brazil. Redecard also provides certain products and services for their customers, such as leasing to retailers the machines that are used for the processing of debit and credit card transactions. In recent years, debit card usage has been increasing in Brazil. As of December 31, 2006, we own 31.9% of Redecard.

     The shareholders of Redecard are currently considering an initial public offering of Redecard in Brazil, with selling efforts abroad pursuant to Rule 144A and Regulation S of the Securities Act. A draft Portuguese language prospectus has been filed in Brazil with the CVM with this intention, however we cannot assure you that an initial public offering will occur, or the price at which it may occur. If an initial public offering were to occur, our interest in Redecard would decrease, proportionately with the other principal shareholders.

Savings and Annuity Products

     Our wholly owned subsidiary, Unibanco Companhia de Capitalização, or Unibanco Capitalização, offers savings and annuity products. Unibanco Capitalização’s products consist primarily of savings account-type products, which provide incentives to depositors through a special weekly lottery award.

Mortgage Loans

     As of December 31, 2006, we had approximately R$1.4 billion in outstanding mortgage loans. Brazilian law requires banks to provide a minimum level of housing financing equal to at least 65% of a bank’s savings deposits. However, banks may reduce their minimum lending requirements with credits against the Brazilian government housing fund (Fundo Nacional de Compensação de Variações Salariais), or FCVS.

Payroll-Linked Loans

     We provide, through our wholly-owned subsidiaries, partnerships and joint ventures, loans that are deducted directly from an employee’s paycheck, with lower interest rates due to the reduced insolvency risk. We also acquire payroll-linked loan portfolios from other financial institutions.

Cash Management

     Our cash management unit optimizes companies’ cash flow management by making payments and processing receivables more simple and efficient. As of December 31, 2006, approximately 116,000 customers used our cash management services, including payment and collection services.

Wholesale

     Our Wholesale business provides a wide array of products and services, including: general and specialized corporate lending, trade finance, derivatives, capital markets and investment banking services, investment and brokerage services, project finance, and mergers and acquisitions advice to approximately 400 institutional investors and 2,150 economic groups. We serve these clients through a network of regional offices combined with a presence in major financial centers throughout Brazil.

     The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors.

     During 2006, the expansion of our active client base and the continuous synergies among our various businesses allowed us to offer and increased number of products through cross-selling.

     For the year ended December 31, 2006, we had a total of R$20,446 million in outstanding loans in our Wholesale portfolio, fees and commissions of R$380 million and net income of R$417 million from our Wholesale business.

Wholesale Network

     We have structured our regional branch network in order to maintain close proximity to our client base. We have five regional offices (two in São Paulo State and one each in Rio de Janeiro, Minas Gerais, and Rio Grande do Sul) and seven regional branches. These regional offices are responsible for developing our relationship with our clients by offering them our vast array of banking products and structuring tailored solutions to their needs. Our branches are supported by products specialists who develop specific products to address our clients’ needs, and a corporate desk that attends to the daily transactions of our clients. We also have an international network to service our clients abroad. Our subsidiaries and branches located abroad raise capital for trade finance and lending to our clients. Our international network consists of the following:

  a branch in the Cayman Islands;

  a representative office in New York;

  banking subsidiaries in Luxembourg, the Cayman Islands and Paraguay; and

  a brokerage firm in New York (Unibanco Securities Inc.).

Organization of the Wholesale Business

     Our Wholesale business is organized as follows:

Commercial Division

     The commercial division is focused on increasing and improving our relationships with large corporate clients by offering them specialized corporate lending and structured finance products and regular retail and banking services. As a result, we have increased our synergies with the product areas of our Retail business in order to identify cross-selling opportunities for this potential clientele. For example, we are continually expanding our cash management activities and services, creating new products to support our clients’ cash flow administration and targeting potential opportunities in connection with the employees of our corporate clients and their suppliers’ networks.

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

Brokerage

     Our Brazilian brokerage operation offers equity and debt securities, derivatives products and provides trading services on Brazilian exchanges for institutional customers. It also provides research on approximately 80 listed companies to institutional and retail clients worldwide. Our equity research team is recognized as one of the best in the market. In 2006, it was listed in the Top 10 Research Houses All-Brazil Research Team rankings published by the British magazine Institutional Investor, obtaining a first–place position in the natural resources sector and a third-place position in the consumer goods category.

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

     In July 2006, we reinforced our commitment to responsible and sustainable development by adopting the Equator Principles 2 (EP2), a revised framework of environmental and social policies launched by the International Finance Corporation (IFC). The IFC is the private-sector arm of the World Bank Group. As of July 2006, only 41 financial institutions worldwide had this framework. We were the first bank in Brazil and also among the developing countries of the world to adopt these policies in June 2004.

Treasury, Trading and Derivative Activities

     In March 2005, we reorganized our corporate structure, and an executive officer, who reports directly to our CEO, became responsible for our Treasury. This reorganization reinforced the Treasury’s institutional role of managing our balance sheet structure and of providing funding, liquidity and pricing to our Retail and Wholesale businesses, while maintaining its role as a profit center.

     Our Treasury is divided into (i) a Banking Desk, responsible for portfolios with accrual accounting treatment that are generated by proprietary and commercial operations and (ii) a Trading Desk, responsible for portfolios generated by proprietary and commercial operations that are marked-to-market (MTM).

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

Wealth Management

     We established our Wealth Management unit in 2002, and we were a pioneer in implementing this concept in Brazil. This business is conducted primarily through Unibanco Asset Management and our Private Bank.

     The Wealth Management business offers fixed income and equity mutual funds to individual customers and manages portfolios on behalf of corporations, pension funds and private banking clients. Through Unibanco Private Bank, we provide wealth management services targeted to high net worth individuals with potential investment portfolios of over R$3 million.

     During 2006, we directed our efforts towards strengthening our competitive position in both the Asset Management and Private Bank markets by focusing on funds and portfolio performance enhancement and consistency.

Assets under Management as of December 31, 2006

     As of December 31, 2006, UAM had R$35.9 billion in assets under management. According to ANBID, we had a 5% market share in terms of assets under management at the end of 2006. Unibanco Private Bank was ranked second in ANBID’s ranking of the private banking segment with a market share of 10%.

Asset Management

     Unibanco Asset Management (UAM) was established more than ten years ago and was the first independent third-party asset management institution in Brazil that was linked to a large bank.

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

     For the year-ended December 31, 2006, UAM had R$35.9 billion in assets under management, R$325 million in fees and commissions and R$112 million net income. UAM was ranked sixth in assets under management among private-owned banks, according to Investment Banks and Distributors National Association (Associação Nacional de Bancos de Investimento e Distribuidoras - ANBID), with a market share of 4.6%, in December 2006.

Private Banking

     Our private banking unit targets high net worth individuals with potential investment portfolios over R$3 million. Many of our private banking clients are major shareholders or senior executives of our corporate clients.

     With five offices in Brazil - in São Paulo, Rio de Janeiro, Porto Alegre, Ribeirão Preto and Belo Horizonte - our Private Banking business provides services to approximately 8,500 customers. The foreign operations of our Private Bank are supported by our international facilities through Unicorp Bank and Trust, Unibanco Luxembourg and UBT Finance.

     Our Private Bank offers innovative, unique products, in addition to investment advice and full asset management. Among the services offered are estate planning, corporate, tax, and real estate advice, as well as projects for asset planning, structured products, derivatives and investment operations with excellent profit levels.

     We had R$9.8 billion of assets under management in our Private Banking business, a 25.1% growth from December 31, 2005, putting us at second place in the ANBID’s global ranking, with a 10% market share.

Insurance and Private Pension Plans

     Our Insurance business provides individuals and businesses with life, auto, health, property and casualty and extended warranty insurance coverage, as well as pensions and retirement plans and certain related products and services. This business operates primarily through Unibanco AIG Seguros S.A., or (“UASEG”), our joint venture with American International Group, Inc. (“AIG”). We own 52.97% of the equity voting shares of UASEG.

     As of December 2006, our insurance and private pension fund companies ranked fourth in Brazil in terms of total consolidated premiums, according to the Brazilian Private Insurance Superintendent (Superintendência de Seguros Privados), or SUSEP, and the National Health Agency (Agência Nacional de Saúde Suplementar), or ANS, with a 7.1% market share.

     In 2006, insurance, private retirement plans and pension investment contract income was R$3.2 billion and total net income of the insurance segment was R$205 million, based on our proportionate share of the joint venture.

Insurance

     UASEG has the exclusive right to distribute insurance products through our branch network to our Retail and Wholesale customers. We believe that this distribution channel gives us a competitive advantage over many insurance companies that are not affiliated with financial institutions. The portion of UASEG’s insurance premiums obtained through our network customers generates significant cost savings and marketing synergies. UASEG also markets its insurance products through approximately 12,600 independent brokers and our call center, website and in-store branches. UASEG distributes products through banks, financial institutions and mass marketing programs to affiliated groups. We also offer an extended warranty program for household appliances. In 2006, UASEG maintained its leadership in extended warranty products, offering this service at large retail stores.

Pension and Retirement Plans

     Our subsidiary Unibanco AIG Vida e Previdência S.A., or UAVP, manages reserves that consist of pension and retirement contributions made by institutional clients and individuals and serves over 1,300 corporate clients and 800 individual customers.

     As of December 31, 2006, UAVP ranked fourth in Brazilian pension plan revenues with a 6.1% market share, according to SUSEP’s official data.

Unibanco Business Strategy

     Our objective is to maintain and enhance our position as a leading Brazilian full service financial institution operating in all business segments.

     Our business strategy is to add economic value through continuous pursuit of profitability, scale and efficiency maximization. We seek to increase our client base, through cross-selling among our different businesses and by achieving a high level of client satisfaction with all of our products and services through excellent customer service, credit quality and our optimized distribution network. We are also focused on achieving greater synergies among our businesses. In order to achieve our goals, we aim to excel in human resources by promoting a challenging and cooperative work environment, valuing the principles propagated under our internal culture called Jeito Unibanco (“the Unibanco Way”).

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

     The main components of our business strategy are:

Continuous Pursuit of Profitability and Scale

     We believe that to maintain competitiveness, we must increase our customer base, expand our product and service offerings in each of our business segments and identify additional sources of revenue, thereby improving our profitability. We seek to accomplish this through organic growth, acquisitions, strategic alliances and partnerships.

     We have focused our growth strategy on expanding our retail customer base by offering new products (such as the SuperPoupe time deposit), and through acquisitions, alliances with retailers and organic expansion of our operations. More recently, we have also focused on growing our small and medium sized enterprises, or “SMEs”, customer base by designating a separate SME division within the Retail segment and training the staff at our branches to better serve these customers. We believe that this strategy will contribute to improvements in our profitability and will help to lower our cost of funding.

     We are also focusing on increasing the number of payrolls we service, through our relationship with SMEs and large corporate clients, as well as growing our payroll-linked loan portfolio through our fully-owned companies, partnerships and joint-ventures.

     Our segmentation strategy also focuses on those segments with higher margins and higher growth rates, especially in the credit card and consumer finance segments. These businesses target different economic segments of the population than the ones that are generally targeted by banks, and they are largely responsible for the growth and penetration of credit access in Brazil.

     In our Wholesale division, where we have traditionally been a market leader, we continue to improve our profitability by providing additional services to our large corporate clients such as cash management, payroll and investment banking services.

Continuous Efficiency Maximization

     In mid-2006, we created an Operational Efficiency unit to improve management practices. This unit’s mission is to implement a management system similar to that seen in process-intensive industries, with targets and capture curves used as indicators of activity performance and cross control, and is characterized by a constant effort to eliminate any problems that might occur during these processes.

     The efficiency management system involves all levels of the organization, identifying areas where improvements can be made. Improvement projects are systematically monitored by executives from different areas of the Bank. Results, causes and corrective measures are presented to our Executive Committee.

     We are focused on controlling our costs as well as managing all of our investments in order to maximize returns. For example:

  We have a multifunctional committee responsible for analyzing and approving our potential projects or strategic initiatives. As a result, project and strategy are aligned;

  We established multifunctional teams responsible for improving our well developed cost control mechanisms. This group meets on a monthly basis in order to run the PDCA (Plan, Develop, Check and Adjust) cycle and to follow up with corrective actions based on key performance indicators;

  We have centralized all of our back office activities, from operations to accounting and we are now reaping benefits from this synergy. This centralization process has included Fininvest, Hipercard, Creditec, Dibens, Unicard and other smaller operations;

  We have reviewed and refined certain of our policies related to the reimbursement of out of pocket expenses of our employees (i.e. - travel, telephone and meal expenses);

  We have established a single credit concession and recovery unit for all retail linked units called Credit Factory (Fábrica de Crédito) which provides unified credit and collections operations, systems and platforms for all of our the retail customers;

  We reviewed all of our logistics operations, including transportation routes and our suppliers evaluation and assessment in order to seek greater efficiencies;

  We have consolidated and restructured our overseas platforms; and

  We have reduced our costs by outsourcing our document processing needs.

Jeito Unibanco

     In 2006, we created and distributed information to all of our employees about our internal culture, called Jeito Unibanco (“the Unibanco Way”). Jeito Unibanco is comprised of ten principles that we expect each of our employees to embody. Approximately 8,500 of our employees from different areas, positions and regions throughout Brazil took part in qualitative and quantitative surveys designed to define the Unibanco Way.

     The Unibanco Way has also been widely disseminated through internal communication channels, training sessions and recruiting and selection procedures. All of our employees are required to sign a manual that outlines the terms of this commitment. The Unibanco Way is an integral part of our corporate culture.

Retail Strategy

Increased Scale

     We believe that our ability to maintain our position as a leading full service financial institution depends in part on maintaining and increasing scale in our retail business. Our customer base grew from 13.2 million in 2002 to approximately 24 million in 2006. We have increased scale in our retail business through organic growth, strategic transactions initiatives and several new cross-selling opportunities through our subsidiaries and strategic partners. As of December 2006, our total retail portfolio was R$22,850 million, representing 51% of our total loans, compared to 52% as of December 2005 and 50% in December 2004.

     We seek to increase our scale through carefully chosen acquisitions and strategic alliances. We believe that the consumer finance sector is one of the most rapidly growing and profitable segments of the Brazilian retail financial services market. Achieving a strong presence in consumer finance is central to our strategy of gaining scale in our retail business and reaching the lower income segment of the market.

Enhance Sales to Existing Customer Base Through Profitable Products and Service Offerings

     We view scale not only in terms of the size of our customer base, but also as a function of the number of products we are able to sell per customer. Improving our product-per-client ratio has a positive impact on our profitability, since it is less expensive to sell an additional product to an existing customer than to acquire a new customer. We believe that continually developing and marketing tailored and innovative products to serve the needs of specifically identified customer segments increases our ability to sell multiple products per client.

     We have increased our market penetration through cross-selling among our business units and offering new products and offers such as: SuperPoupe, a time deposit certificate that we offer our customers with a cost of funding that is less than the cost of a traditional time deposit certificate; Tarifa Zero, in which fees are based on a client’s historical relationship with us; and payroll linked loans for which repayments are debited against payroll, offered to private or government employees with credit card usage and personal credit lines.

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

     The New Service Model’s main objective is to improve the quality of service through the optimization of branch manager time and the development of tools to reduce the response time to customers’ demands. At the end of 2006, we had implemented the New Service Model in all of our branches, according to schedule.

Credit Risk Management

     Risk management of the Retail sector, which is composed of private individuals, and companies with annual sales of up to R$150 million, requires specific systems and processes. In small and mid-sized companies, the need to obtain additional guarantees has grown as a strategy to mitigate the segment’s increasing volatility. Several automated and/or statistical evaluation instruments are used, among which are credit and behavior scoring. An automatic credit system monitors loans at every stage. We also use a collection scoring system in order to determine the most efficient payment collection methods.

     We use rigorous standards of credit portfolio analysis and management, which can include restrictions on credit limit increases and on the renewal of overdraft limits. At the same time, we have a specific structure to monitor and validate policies, models and processes used in the evaluation and concession of credit.

     During 2006, we continued to apply a more conservative approach to the concession of loans, primarily in the consumer finance companies’ portfolio and in connection with unsecured personal loans. We began following this strategy in mid-2005, and it has led to an improvement in the quality of our loan portfolio as of December 2006, when compared to December 2005.

Wholesale Strategy

Enhance Our Market Position in the Brazilian Wholesale Sector and Deepening Our Client Relationship Base

     Our Wholesale business aims to be the bank of choice for corporations and investors with interests in Brazil. Our strategy combines the strength of a commercial bank with the agility of a leading investment bank. Our in-depth knowledge of our clients and their businesses coupled with our financial capabilities allows us to establish credit limits and to structure transactions in innovative ways. During 2006, we expanded our business, while maintaining a close relationship with our clients and attending to their day-to-day financial needs. We offer our Wholesale business clients diversified products and services, including working capital credit lines, foreign exchange lending, banking services, corporate finance, advisory services and derivative products. In addition, we have a special focus on the delivery of structured solutions to meet our clients’ needs.

     We are one of the leading Brazilian banks participating in the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, programs (see: The Brazilian Banking Industry section). As a financial agent of BNDES, Unibanco made available a sum of R$2.5 billion throughout the year for loans to third parties, with a market share of 8.6%, maintaining the third position in the BNDES general ranking. Our Equity Research team is recognized as one of the best in the market. In 2006, it was listed in the Top 10 Research Houses All-Brazil Research Team rankings published by the British magazine Institutional Investor, obtaining a first-place position in the natural resources sector and a third-place position in consumer goods category.

Insurance Strategy

Focus on Offering High Profitability Insurance Products and Strengthening our Leading Corporate Market Position

     We believe that Brazilian economic growth will present opportunities for the country’s insurance industry as Brazilians’ spending on insurance products currently lags behind that of many other countries. We intend to take advantage of this growing market by using our sophisticated product development capability to focus our insurance offerings on value-added products. By maintaining high standards for our underwriting criteria, our products are more profitable than the relatively commoditized, market-standard products offered by many of our competitors.

     We believe that our Insurance business has the most optimal mix of products among the five largest insurers in Brazil. In developing insurance products for corporate clients, we have achieved leading market positions in a variety of specialized areas such as segments of property risk, aviation, D&O (Directors and Officers) and energy distribution, in addition to extended warranty products. Our focus on developing and offering value-added insurance products is supported by our joint venture with AIG, which gives us access to AIG’s expertise in product development and reinsurance, as well as a valuable brand name.

     Unibanco AIG is distinguished by its innovative, successful products, such as Extended Warranty, offered at large retail chains, and D&O insurance, both of which hold leadership positions in the market. In 2006, we maintained our innovative stance, with the launch of Export Solution, a product designed for Brazilian exporters, which offers a package of special policies and services to protect exporters against injury and third party liability claims caused by defective products. In 2006, Unibanco AIG created a corporate solutions unit to offer services to large corporations, such as Brazilian multinationals. These companies can control their insurance programs all over the world, with local coordination and customized services, tailored to the needs of sophisticated clients.

Enhance Profitability in Our Insurance Business through Cost Control, Operating Efficiency and Underwriting Expertise

     The profitability of our Insurance business depends in part on our ability to minimize expenses and losses. We have taken significant steps to reduce expenses in our Insurance operations, including the merger of several companies into Unibanco AIG Seguros S.A., and the introduction of an Internet portal to communicate with our insurance broker and the public.

     The continuing decline in interest rates in Brazil is placing a premium on operating efficiency in the insurance market. In the past, gains were primarily made in financial revenues with technical reserves. Unibanco AIG has been preparing itself by prioritizing positive operating results. Unibanco AIG's operating results participation on total earnings is above the market average.

Pension Plan Strategy

     Our primary strategy is to improve sales of corporate pension plans by adding new companies to our pension plan portfolio and increasing the size of our portfolio of individual plans. We offer several innovative investment contract products including Vida Gerador de Benefícios Livres, or VGBL, which combines life insurance with investment, enabling the insured party to redeem the invested amount at any time, while still offering coverage in case of death, accident or disability; and Plano Gerador de Benefícios Livres, or PGBL, which enables customers to save for retirement with a tax-deductible feature and may include insurance coverage for death, accident or disability. These pension products are mainly sold in our branches. Increasing sales and controlling expenses are the key drivers for the profitability of our pension plan business.

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

     With the decrease in interest rates in 2006, and the expectation that this trend will continue, Unibanco Asset Management seeks to continue to diversify and increase its client base, while offering high value-added products such as credit risk funds and equity funds.

Additional Information about Unibanco

Technology

     Technology is important to the execution of several components of our business strategy. We have invested heavily in technology, and we will continue to invest in new technology to enable us to retain and enhance our competitive position in various markets to improve the quality of our services and to control costs.

     During 2006, we invested a total of approximately R$241 million on technology. Our principal technology projects included:

  enhancing IT processing capacity;

  consolidating back-office infrastructure;

  expansion projects;

  developing new platform channels;

  upgrading Customer Relationship Management applications; and

  supporting Sarbanes-Oxley Certification.

Competition

     The market for financial services in Brazil, including banking, insurance and asset management, remains highly competitive. Since 1990, the banking industry in Brazil has gone through a period of consolidation. A number of banks were liquidated, many important state banks were privatized, many medium-sized private-sector banks were sold and many were acquired by national or international banks. As of December 31, 2006, there where 137 multiple-service banks, 21 commercial banks, 18 investment banks and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

     Brazilian banks have been facing increasing competition from foreign banks. Some U.S. banks, such as Citibank, have become more active in Brazil. Other foreign banks such as HSBC, UBS, Credit Suisse, ABN-AMRO and Banco Santander Centro Hispano have established a significant presence in the Brazilian market through acquisitions.

     Privately owned banks make up the largest sector of the banking industry. In December 2006, according to rankings published by the Brazilian Central Bank, Banco Bradesco and Banco Itaú were the two largest privately owned banks in Brazil in terms of assets, followed by ABN AMRO Real, Banco Santander-Banespa, Unibanco, Banco Safra and HSBC. We expect that the recent occurrence of a number of acquisitions and partnerships in the Brazilian banking market will increase competition in the retail sector, mainly in the consumer finance segment. There are also a number of mid-sized banks focused mainly in middle-market companies and payroll-linked loans. Among them are Banco Cruzeiro do Sul, Banco BMC (recently acquired by Bradesco), Banco BMG, Banco Pine, and Banco Sofisa among others.

     We also face competition from public sector banks, some of which have a larger distribution network and larger customer base than their private-sector counterparts. These banks, the largest of which are Banco do Brasil and Caixa Econômica Federal, accounted for 38.3% of total lending in the Brazilian banking system as of December 31, 2006, compared to 38.2% as of December 31, 2005. Public-sector banks operate within the same legal and regulatory framework as the private-sector banks and have a strong presence in the retail sector.

Credit Cards and Consumer Finance

     As of December 31, 2006, there were approximately 379 million credit and debit cards in use in Brazil. Of this amount, 78 million were credit cards, 189 million were debit cards and 112 million were private-label credit cards. The primary competitors of Unicard and Hipercard are Banco Itaú, Banco do Brasil, Banco Bradesco, Santander, Citibank (through Credicard's brand acquisition) and Banco ABN AMRO Real. We believe that the primary competitive factors among credit card companies are price (interest rate, cardholder fees and merchant fees), card distribution network, card acceptance and name recognition.

     Co-branded cards, and in particular co-branded cards with companies that offer rewards, discounts or mileage programs, such as airline and automobile companies, are increasingly being adopted by credit card companies to expand their client base.

     Post-dated checks also compete with credit cards. They are a popular means of term payment in Brazil by which customers pay for merchandise and services with post-dated checks, effectively allowing payment over a longer term. However, the use of post-dated checks has been decreasing, and we believe that they are gradually being replaced by credit cards as the primary method of term payment because of their convenience, safety and growing acceptance.

     Consumer finance companies target different economic segments of the population than the ones that are generally targeted by banks, and they are largely responsible for the growth of credit access in Brazil. As access to credit grows in segments not generally served by commercial banks, consumer finance companies are likely to continue to experience strong growth rates. Several of the large commercial banks have established consumer finance companies and secondary brands to target this growing market. We believe the major competitors for Fininvest are Losango, which is owned by HSBC, Finasa, which is owned by Bradesco, Taií, which is owned by Itaú, Aymoré, which is owned by ABN AMRO Real, and many small independent companies.

Asset Management and Private Bank

     The asset management industry in Brazil has been dominated by commercial banks offering fixed-income and equity funds to retail bank customers. Competition in the sector is mainly comprised of asset management companies from large banks such as Banco do Brasil, Banco Itaú, Banco Bradesco, CEF, HSBC, UBS Pactual, Santander and ABN. However, some small independent asset managers, such as Mellon and Legg Mason have been able to carve out profitable market niches. Unibanco Asset Management has several competitive advantages, particularly its ability to offer a wide product range and its strong brand. In addition, UAM has distinguished itself with the quality of its investment processes, which include credit analysis, macroeconomic and company research, asset allocation models and risk control.

     Our primary competitors in Brazil are Citibank, Banco Itaú, UBS Pactual, HSBC, ABN and Banco Santander. Although the Private Banking industry is dominated by the largest commercial banks, there is also competition from investment management boutiques. Our offshore private banking operations have local competitors, and foreign competitors such as JP Morgan Chase, Merrill Lynch, Morgan Stanley, Crédit Suisse and the Swiss private banks (Lombard Odier Darier Hentsch, Mirabaud, Julius Baeur, among others).

Insurance and Pension Plans

     The Brazilian insurance and pension plans market is highly competitive. The total insurance and pension plans market in 2006 had R$66 billion in premiums and pension contributions. The ten largest insurance and pension plan groups had 80.3% of the market share in this area as of December 2006; UASEG had a 6.8% share of the insurance market, and UAVP had a 9.9% share of the pension plans market (excluding VGBL products), representing a combined market share of 7.1% in insurance and pension plans.

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

  the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM;

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

Central Bank				Brazilian Securities Commission

•	implements the currency and credit policies established by the National Monetary Council		•	implements and regulates the securities and exchange policies established by the National Monetary Council

•	controls and supervises all public and private sector financial institutions		•	controls and supervises the Brazilian securities market

•	has the power to authorize and approve:		•	has the power to approve, suspend and cancel:

	-	the establishment and operation of financial institutions		-	the registration of public companies

	-	capital increases by financial institutions		-	the authorization for brokers and dealers to operate in the securities market

	-	the establishment of branches and facilities in Brazil and abroad		-	public offerings of securities

	-	mergers and acquisitions of financial institutions

	-	amendments to bylaws of financial institutions

	-	establishment or relocation of the principal place of business of financial institutions

	-	merger, spin-off or acquisition transactions resulting in the change of control of financial institutions

•	establishes:		•	supervises the activities of:

Central Bank				Brazilian Securities Commission

	-	minimum capital requirements		-	public companies

	-	compulsory reserve requirements		-	stock exchanges

	-	operational limits		-	commodities and futures exchanges

				-	market members

				-	financial investment funds and variable income funds

•	requires the submission of:		•	requires:

	-	annual audited financial statements		-	full disclosure of material events affecting the market

	-	semi-annual audited financial statements		-	annual and quarterly reporting by public companies

	-	quarterly reviewed financial statements

	-	monthly unaudited financial statements

•	requires full disclosure of:		•	imposes penalties

	-	all credit transactions

	-	foreign exchange transactions

	-	export and import transactions

	-	any other related economic activity

•	imposes penalties

Principal Limitations and Restrictions on Activities

Restrictions on the Extension of Credit

     Financial institutions may not grant loans to, or guarantee the transactions of, their affiliates, except in some limited circumstances. For this purpose, the law defines an affiliate as:

  any company which holds more than 10% of the share capital of the financial institution;

  any company in which the financial institution holds more than 10% of the share capital; or

  managers of the financial institution (executive officers, directors and their family members until second degree, and any company in which these persons hold more than 10% of the share capital or in which they are also managers.

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

  loans and advances;

  guarantees;

  the underwriting, purchase and renegotiation of securities; and

  inter-bank deposits.

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

     Repurchase transactions executed in Brazil are subject to operational capital limits based on the financial institution’s shareholders’ equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its adjusted shareholders’ equity. Within that limit, repurchase transactions involving private securities may not exceed five times the amount of adjusted shareholders’ equity. Limits on repurchase transactions involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

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

Foreign Currency Position

     Only those institutions authorized by the Central Bank to operate in the foreign exchange markets may purchase and sell foreign currency in Brazil. The Central Bank imposes a limit on the net exposure of Brazilian financial institutions and their affiliates to assets and debt subject to foreign currency and gold fluctuation. In December 2006, the limit was increased to 60% of the institution’s adjusted shareholders’ equity. By June 2007, this limit returned to its original level established in 2002 of 30%.

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

     Since 2003, commercial banks, full service banks licensed to provide commercial banking services, the Caixa Econômica Federal and credit unions must allocate 2% of their cash deposits to low-interest-rate loan transactions designated for lower-income individuals, small companies and informal entrepreneurships, following a specific methodology. Interest rates on these loans cannot exceed 2% per month, the repayment term cannot be less than 120 days, and the principal amount of the loan cannot exceed R$1,000 for individuals, and R$3,000 for micro-enterprises.

     In addition to these low-interest-rate loans, in 2005, a program targeting the production sector was implemented. This program is called Programa Nacional de Microcrédito Produtivo Orientado, and its purpose is to address small companies’ and individuals’ financial needs, within their businesses and production activities. In 2006, the Central Bank fixed the maximum interest rate for such loans, which is currently at 4% per month, the minimum repayment term, which cannot be fewer than 120 days, and the maximum principal amount, which is capped at R$10,000.

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

New Bankruptcy Law

     In 2005, the Brazilian Congress enacted the new bankruptcy law, or New Bankruptcy Law, which regulates judicial recuperation, extrajudicial recuperation and bankruptcy of enterprises. The New Bankruptcy Law applies only to financial institutions, with respect to the matters not specifically regulated by the intervention and extrajudicial liquidation regimes. It does not directly affect financial institutions, which continue to be subject to intervention and extrajudicial liquidation regimes according to specific legislation. See”—Bank Failure.”

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

     Although we cannot confirm at this time the effects of such modification, Brazil has already witnessed a material positive result from the modification. For example, one of the largest aviation companies in Brazil, Varig, faced a judicial recuperation proceeding, as the new modification allows, recently had its assets purchased, benefiting from the new regulation.

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

Independent Accountants and Audit Committee

     All financial institutions must be audited by independent accountants. Independent accountants can only be hired if they are registered with the CVM, certified in specialized banking analysis by the Federal Board of Accounting (Conselho Federal de Contabilidade) and the Institute of Brazilian Independent Auditors (Instituto dos Auditores Independentes do Brasil) and if they meet several strict requirements that assure their independence. Moreover, financial institutions must replace their independent accounting firm at least every five consecutive fiscal years and former accountants can be rehired only after three complete fiscal years have passed since their prior service. Financial institutions must designate a senior manager to be responsible for compliance with all regulations regarding financial statements and auditing. However, Central Bank issued the Resolution No. 3332 on December 22, 2005, suspending the obligation of replacement of the independent accounting firm at least every five consecutive fiscal years as stated in Resolution No. 3198 from May 27, 2004, until December 31, 2007 for all of the institutions under Central Bank regulation.

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

     All financial institutions (i) with a reference capital or a consolidated reference capital equal to or greater than R$1 billion (calculated in accordance with the Accounting Practices Adopted in Brazil), (ii) managing third parties assets in an amount equal to or greater than R$1 billion or (iii) managing third parties assets and deposits in an aggregate amount equal to or greater than R$5 billion must have created, by July 1, 2004, an audit committee. In accordance with Central Bank regulations, the audit committee must be a statutory body of the company created by the shareholders at a Shareholders’ Meeting and must be composed of, at a minimum, three individuals, at least one of whom is an expert in accounting and auditing. In accordance with the Brazilian law, the members of the audit committee may also be members of the board of directors of the institution and must meet certain requirements that ensure their independence. Although the audit committee must be a separate body from the board of directors in accordance with Central Bank regulations, it must report directly to the board of directors. The main functions of an audit committee include:

  recommending which independent accountants should be appointed by the board of directors;

  supervising the work of the independent accountants;

  requesting the independent accountants’ replacement when deemed necessary;

  reviewing quarterly financial statements, management reports and audit reports;

  supervising the accounting and auditing departments, including their compliance with internal procedures and applicable regulation;

  evaluating management’s compliance with the recommendations of the independent accountants;

  receiving and publishing information regarding non-compliance with internal procedures or applicable regulations;

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

Capital Adequacy Guidelines

     The Central Bank sets the minimum risk-based capital-adequacy ratio required for banks operating in Brazil. Such minimum capital requirement reflects the minimum balance between risk-adjusted assets and liabilities the Central Bank considers adequate for a bank to operate in Brazil.

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

     Note that the 11% minimum capital ratio imposed by the Central Bank for capital adequacy of Brazilian financial institutions is higher than the 8% minimum capital ratio imposed by the Basel Accord, as exercised in the United States for U.S. financial institutions, as a result of specific characteristics of the Brazilian economy, such as its higher volatility. Notwithstanding the above, Brazilian banks may freely increase this capital ratio in accordance with their respective financial conditions and internal policies.

     It is expected that in 2008, the Central Bank will issue new rules for the risk-based capital adequacy of Brazilian financial institutions, modifying the Brazilian principles to better approximate the latest guidelines provided by the Basle Accord.

     In addition to Capital Adequacy requirements, financial institutions are subject to certain Operational Limits, such as limits on credit-risk concentration and limits on foreign-currency positions. Operational Limits are calculated based on the Reference Capital of financial institutions. The Reference Capital of financial institutions is its adjusted net-worth, represented by the sum of Tier 1 and Tier 2.

     On February, 2007, the CMN enacted Resolution 3.444/07 which redefined (i) the concepts of Reference Capital, (ii) the calculation method of both Tier 1 and Tier 2 capital, and (iii) the terms and conditions required for subordinated debt or hybrid bond instruments to compose Tier 2 capital and the terms and conditions required for hybrid bond instruments to compose Tier 1 capital. According to Resolution 3.444/07, each Tier is composed as follows:

  Tier 1 corresponds to net worth plus positive result account plus deposits into collateral accounts to remedies capital deficiencies minus negative result account, excluding reserves, contingency reserves and special profit reserves related to mandatory dividends not yet distributed, the amounts related to preferred cumulative stock and preferred redeemable stock, certain tax credits, deferred permanent assets (save for premiums paid in the acquisition of investments), balance of gains and losses non paid which arises from the market value of securities classified as “securities available for sale” and derivative transactions used to hedge cash flow.

  Tier 2 corresponds to revaluation reserves plus contingency reserves, special profit reserves related to mandatory dividends not yet distributed, preferred cumulative stock, preferred redeemable stock, balance of gains and losses non paid which arises from the market value of securities classified as “securities available for sale” and derivative transactions used to hedge cash flow, subordinated debt and hybrid instruments. The total amount of Tier 2 capital may not exceed the total amount of Tier 1 capital, provided that: (i) the total amount of revaluation reserves in Tier 2 capital may not exceed 25% of the Reference Capital; (ii) the total amount of subordinated debt in Tier 2 capital plus the amount of preferred redeemable stock, in each case originally maturing in less than 10 years, may not exceed 50% of the Tier 1 capital amount; and (iii) a 20% reduction shall be applied to the amount of the subordinated debt and preferred redeemable stock in Tier 2 capital every year for the 5 years immediately preceding the respective maturity. Please note that, in case of subordinated debt with redemption option, issued under Resolution 3.444/07, the date such option may be exercised shall be considered as the maturity date for Tier 2 calculations.

     We believe that Resolution 3.444/07 innovations shall not significantly affect Unibanco.

     Brazilian financial institutions calculate their capital adequacy ratio and their Reference Capital in accordance with Brazilian accounting practices and Central Bank rules. When the ratio is calculated under U.S. GAAP principles, the result may be slightly greater.

     Notwithstanding the above, specifically concerning Unibanco’s perpetual bond, we note that there are no differences between the accounting treatment under U.S. GAAP and the accounting practices adopted in Brazil.

Capital Structure

     Financial institutions must be organized as corporations. As corporations, they are subject to all the provisions of Brazilian Corporate Law and, if they are registered as public companies, to the supervision of the CVM.

     Financial institutions may divide their capital into voting (common share) and non-voting (preferred share) shares, although, non-voting shares may only represent up to 50% of their total capital.

Treatment of Overdue Debts

     Under Central Bank regulations, banks have to classify their loan transactions with companies into nine categories, ranging from AA to H, in accordance with their risk. Risk assessment includes an evaluation of the borrower, the guarantor and the relevant loans. Credit classifications are determined in accordance with Central Bank criteria relating to:

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

     A loan may be upgraded if it has a credit support or downgraded if in default. Banks cannot charge-off credit transactions before the period of 6 months after they are ranked H, and their credit policy shall be consistent with the general rule of the Central Bank for banks to charge-off credit transactions six or twelve months after they are ranked H, depending on their initial maturity.

     Some loans may be charged-off in less than 6 months from the date they were past due, if they were ranked H before becoming past due, which may occur if the loan is considered a high credit risk, for instance, in case of bankruptcy or very poor financial conditions of the debtor for corporate loans. Moreover, the Central Bank allows loans with maturity in excess of 36 months to have the period doubled counted. Furthermore, if loans are fully collateralized, they may take more than one year to be ranked H. Those are typically mortgaged loans and automobile financing. The abovementioned policy applies to both loans to companies and loans to individuals.

     We also note our policy on risk assessment, which includes, as general rule, the analysis of:

  the economic and financial situation of the debtor and its guarantors, as well as their level of indebtedness, capacity for generating profits, cash flow, quality of management and controls, delay in payments, contingencies, type of economic activity and credit limits;

  the nature and purpose of the transaction, as well as sufficiency of the collateral, level of liquidity and total amount of the loan.

     In the case of loan transactions with individuals, their risk assessments also include, in addition to the criteria set forth above, an evaluation of the individual’s income, net worth and credit history (as well as other personal data).

     For loans that are past due, the regulations establish maximum classifications, as follows:

Maximum
Number of Days Loan is Past Due(1)	Classification

15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H
________________________________________
(1)	In the case of loans with a maturity in excess of 36 months, the period is doubled.

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

Central Bank Credit Risk System

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

     If the aggregate amount of a client’s transactions exceeds R$5,000 or in case of transactions of a single client in an amount equal to or greater than U.S.$5,000,000 the financial institution must provide the Central Bank with:

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

     Moreover, the CMN announced that in 2007 the Central Bank shall reduce the loan amounts required for such reports from above R$5,000 to above R$3,000. By reducing these limits, we expect an increase in registered financial transactions, especially those relating to individual and consumer finance.

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

     In 2006, in addition to the rules mentioned above, the Central Bank issued a new regulation whereby financial institutions must follow certain special procedures concerning banking transactions of public politicians. Therefore, the financial institutions also must:

  Identify public politicians, or members of their families, when reporting a suspicious transaction involving such individuals to the Central Bank; and

  Structure their internal procedures in order to identify public politicians and their sources of funds used for certain transactions. The financial institutions may consider the compatibility of such transactions with the information available in their systems regarding such person’s assets.

     Additionally, the Central Bank has adopted specific regulations to prevent financial transactions in connection with terrorism. Therefore, financial institutions must inform the Central Bank of any transaction involving:

  Osama bin Laden and members of Al-Qaeda and Taliban, observed the list of persons and entities published on: http://www.un.org/Docs/sc/committees/1267/1267ListEng.htm

  Sadan Hussein and his employees related with Iraqi’s old government, observed the list of persons and entities published on: http://www.un.org/Docs/sc/committees/IraqKuwait/IraqSanctionsCommEng.htm all other people with terrorists connections.

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

New National Monetary Council measures to increase competition

     In 2006, the National Monetary Council announced new measures to increase competition in the Brazilian banking sector. These new statements apply to all financial institutions and are described below:

  Salary Account: Applicable as of April 2, 2007, employees are entitled to opt for an account exclusively set up to receive their salary payment or retirement, pension and other labor and social securities revenues. From this special account, the employee may transfer the amount received to any of that employee’s accounts, held in any bank. In this specific transfer, banks are prohibited from charging any fees and CPMF rules, more particularly described below, do not apply.

  Credit Mobility: As of September 6, 2006, clients are able to transfer their loans from one institution to another without paying the CPMF and IOF taxes, defined below. The receiving institution will pay the amount of the credit directly to the original institution by means of a special form of wire transfer of funds (TED), and the receiving institution will have a credit right against the client;

  Records Mobility: Since September 6, 2006, a client of one bank can request that financial institutions provide to another financial institution his or her record of credit transactions and balance sheets of his or her current account, for the 12 prior months. This information will enable more precise and accurate analyses for credit transactions, including with respect to the definition of interest rates applicable to such transactions; and

  Charging of “prepayment commission”: Since September 6, 2006 financial institutions are authorized to charge their clients that pay any credit transaction before the respective maturity date, a commission in order to cover the break funding that arises from such payments, called the “prepayment commission.” This measure shall reduce litigation regarding this commission, both administrative and judicial.

     In addition, as mentioned above, in “Central Bank Credit Risk System”, an increase in registered financial transactions is expected as a result of the expected reduction in loan amount limits required for such registries, to occur by the end of 2007, from above R$5,000 to above R$3,000.

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

Taxation of Financial Transactions

Temporary Contribution on Financial Transactions (CPMF)

     The Temporary Contribution on Financial Transactions (Contribuição Provisória sobre Movimentações Financeiras), or CPMF, is a tax imposed on any type of financial transaction, with certain limited exemptions. The current rate of the CPMF is 0.38% . On December 19, 2003, a Constitutional Amendment extended the period for the collection of the CPMF until December 31, 2007. In addition, on July 13, 2004, Law No. 10,892/04 created “Investment Deposit Accounts”, which are investment accounts that allow investors to invest their money without paying CPMF, as long as they are using funds from accounts that meet the criteria set forth under the law. The Brazilian government may change the applicable rate at any time, subject to the limits established by the Federal Constitution.

     The CPMF is generally levied upon any debit to bank accounts. This creates an incentive for clients to reduce transactions in the financial system and short-term investments.

     The CPMF is applicable at the rate of 0% for debit entries in a deposit current account where a transaction involves shares transacted in the Brazilian Stock Exchange.

Increases in PIS and COFINS Tax Rates

     On May 30, 2003, the Brazilian Congress approved a proposal to increase the rate of the Contribuição para Financiamento da Seguridade Social, or COFINS, payable by the financial services sector. The Programa de Integração Social, or PIS, and COFINS are imposed on our net margins of banking and financial activities at a combined rate of 4.65% . Non Financial Companies are taxed according to cumulative or non-cumulative regimes. Under the cumulative regime, taxation is due at the rate of 3.65% on gross revenues, whereas under the non-cumulative regime, these taxes are imposed at 9.25% of the value added.

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

     Generally the IOF is imposed upon the following transactions, at the following rates:

Transaction	Maximum legal rate	Present rate

• Credit transactions	1.5% per day	• up to 0.0041% per day
depending on the transaction
limited to 1.5% per year

• transactions relating to	1.5% per day	• 0.5% per day for investment
securities and transactions		funds of any type with grace
involving gold as a financial		period (1)
asset
• 0% on transactions with equity
securities

• 1% decreasing over time on
transactions with fixed income
securities and investment funds
(0% for investments matured
in more than 30 days) (2)

• insurance transactions entered	25%	• 0% for health and life
into by insurance companies		insurance (3)

• 7% for all other types of
insurance (4)

• foreign exchange transactions	25%	• 0% (general rule)

• 2% on credit card transactions

• 5% for inbound credits
redeemed prior to 90 days of
inception

(1)	There are exceptions relating to real estate funds and to funds which invest in “emerging companies” (fundos de investimento em empresas emergentes).
(2)	There are several exceptions which are taxed at 0%, including transactions by financial institutions, by portfolios of investment funds and by government entities.
(3)	The rate of the IOF for life, personal accidents and labor accidents insurance was reduced from 4% to 2% from September 1, 2005 to August 31, 2006 and from 2% to 0% as of September 1, 2006.
(4)	There are several exceptions, which are taxed at 0%, including reinsurance transactions, export insurance and governmental insurance.

Regulations Affecting Our Relationship with Our Clients

     The relationship between financial institutions and their clients is regulated in general bylaws applicable to all commercial transactions, and by the Brazilian Civil Code in particular. However, regulations established by the CMN and the Central Bank address specific issues relating to banking activity and contracts, complementing the general regulation.

The Consumer Defense Code and the Banking Client Defense Code

     The Brazilian Consumer Defense Code was enacted in 1990 to establish rules to govern the relationship between product and service providers and consumers and to protect consumers. In May 2004, the Brazilian Supreme Court of Justice ruled that the Consumer Defense Code also applies to transactions between financial institutions and their clients. This decision was challenged before the Brazilian Federal Supreme Court, but on June 7, 2006, the Brazilian Federal Supreme Court issued a decision confirming the understanding of the Brazilian Supreme Court of Justice that the Consumer Defense Code is applicable to the relationships financial institutions have with their clients. Because this decision was issued recently, at this time, we are not able to predict what the impact would be on the Brazilian banking system of this decision. Financial institutions are also subject to the Banking Client Defense Code, a regulation enacted by the CMN, which, among other things, specifically regulates the relationship between financial institutions and their clients.

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

Repayment of Creditors in a Liquidation

     In the liquidation of a financial institution, employees’ wages and indemnities and tax claims enjoy the highest priority of any claims against the bankrupt estate. The Credit Insurance Fund is a deposit insurance system which guarantees a maximum amount of R$60,000 of deposits and credit instruments held by an individual against a financial institution (or against financial institutions of the same financial group). The Credit Insurance Fund is funded principally by mandatory contributions, currently at 0.15% per year, from all Brazilian financial institutions that work with customer deposits.

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

Foreign Investment in Brazilian Financial Institutions

     The Federal Constitution provides that a special law will regulate the foreign investments in Brazilian financial institutions. As long as such special law is not issued, foreign investments are only permitted if they have specific authorization from the Brazilian government.

     Notwithstanding the above, Brazilian government has declared that foreign investments in financial institutions are in the government’s interest, as long as they do not have any voting rights.

     Therefore, there is no requirement to obtain any authorization from the Brazilian Government in order for companies or individuals to acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts offered abroad representing non-voting shares.

Supervision in Other Jurisdictions

     The Central Bank exercises global consolidated supervision over such branches, subsidiaries and representative offices. Nevertheless, in most cases, we had to obtain governmental approvals from local central banks and monetary authorities in other jurisdictions before initiating business, and in all cases we are subject to local authorities’ supervision.

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

     Insurance companies must set aside reserves, funds and provisions in accordance with the criteria established by the CNSP. The investments backing up the reserves must be diversified in fixed-income funds, stock funds and real estate. Securities comprise a substantial portion of the assets in which insurance companies can invest. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to a series of rules and conditions imposed by the CMN regarding the investment of technical reserves.

     Insurance companies, subject to certain specific exceptions approved by CMN, are prohibited among other things from:

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

Reinsurance

     All risks in excess of the companies’ maximum retention limits established by the SUSEP are required to be reinsured or co-insured. According to industry practice, insurance companies also voluntarily reinsure or co-insure a portion of their exposure, regardless of whether they meet the maximum retention limits. The regulation of reinsurance transactions in Brazil has traditionally been the domain of IRB-Brasil Resseguros S.A., or IRB, a government-controlled entity which enjoyed a monopoly over the Brazilian reinsurance market since 1932.

     In 2007, the Brazilian Government issued a Special Law, formally eliminating the monopoly and transforming IRB into a local reinsurer. In addition, the regulatory powers were formally transferred to the insurance supervisory body, the CNSP, and the supervision powers were given to SUSEP.

     According to this Special Law, the Brazilian insurance market must give preference to local reinsurers for at least:

  60% of their reinsurance cessions, during the first three years; and

  40% of their reinsurance cessions, after such period.

     The effectiveness and full implementation of the measures issued by the Special Law still depend on regulations to be issued by the CNSP, which are expected to be issued in 2008.

Reporting Requirements

     Insurance companies must file unaudited monthly and audited semiannual and annual reports with the SUSEP.

Liquidation

     Insurance companies are exempt from ordinary bankruptcy procedures and instead follow a special procedure administered by the SUSEP. Liquidation may be either voluntary or compulsory. The Minister of Commerce and Industry has the authority to institute compulsory liquidation.

Foreign Participation in the Insurance Market

     There is currently no rule restricting foreign investment in insurance companies.

     The Brazilian Government issued a Special Law in 2007, regulating the foreign investments in the reinsurance market. According to such Special Law, foreign reinsurers must be registered by SUSEP and shall be classified within the following two main categories:

  Admitted: a reinsurer domiciled in a foreign country, with representative offices in Brazil; and

  Eventual: a reinsurer domiciled in a foreign country, with no representative offices in Brazil.

     Companies domiciled in “tax havens” countries may not operate in Brazil, irrespective whether such companies have or not local offices in Brazil. For the purposes of this Special Law, “tax havens” shall mean any country that does not have income taxes or its rate is below 20%. Additionally, the countries that impose legal restrictions on the information about the companies’ shareholders shall also be considered as a “tax haven”.

     Foreign reinsurers must observe the following requirements to operate in Brazil:

  Have operated as a reinsurer in its original country for at least 5 years in the same business they intend to perform in Brazil;

  Observe SUSEP’s minimum economic and financial guidelines for reinsurers;

  Have a creditworthiness survey recognized by SUSEP, observing Brazilian guidelines; and

  Have an attorney-in-fact in Brazil with powers to receive both administrative and judicial notices.

     Additionally to the above-mentioned requirements, the admitted reinsurer must present its financial statements to SUSEP and guarantee its operations in Brazil in accordance with SUSEP requirements.

Extended Warranty Insurance

     According to Resolution No. 122, enacted by SUSEP on May 3, 2005, extended warranty agreements are considered insurance products for the purpose of insurance regulations, and therefore, must be entered into by insurance companies, subject to the supervision of SUSEP. Any companies that distribute extended warranty products had until June 30, 2006 to comply with such Resolution, but such term may be extended one year upon receipt by SUSEP of a duly justified request to extend the term. Unibanco AIG Seguros S/A (“UASEG”), is our insurance subsidiary that distributes extended warranty products, and it is in full compliance with this requirement.

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

4.C Organizational Structure

     The following chart sets forth information, as of December 31, 2006, regarding our most significant subsidiaries and affiliates or Group(1)(2):

(1)	The percentages refer to the participation in total capital, which is equal to the voting capital held, unless otherwise noted.
(2)	All corporations have been incorporated in Brazil unless otherwise noted.
(3)	This percentage does not include treasury shares.
(4)	The percentage of the voting capital held is 97.080%.
(5)	These corporations are mainly controlled by Unipart Participações Internacionais Ltd.
(6)	The percentage of the voting capital held is 52.970%.
(7)	These corporations are mainly controlled by Unibanco AIG Seguros S.A.
(8)	The percentage of the voting capital held is 49.996%.
(9)	The percentage of the voting capital held is 31.942%.
(10)	The percentage of the voting capital held is 16.503%.

4.D Property, Plants and Equipment

     Our principal executive offices are located in São Paulo, Brazil. We own a portion of these offices and lease the remainder. The main offices that we own, and the main activities at each of these facilities are:

  Unibanco Building: Principal executive offices and main administrative offices (24,775.52 m²);

  CAU, or Unibanco Administrative Center: Data Processing Center, Information Technology, Accounting and Human Resources (45,673 m²);

  Barão de Iguape Building: Back-offices (25,096.14 m²);

  Boa Vista Building: Back-offices (19,839.14 m²); and

  Call Center Building: 30 Hour Telephone Center (17,522 m²).

     We also have a number of other administrative offices in the main Brazilian cities, most of which are leased. We own 4% of our total branches and lease the remaining 96%. We lease most of our branches under renewable leases with terms averaging five years.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2004, 2005, and 2006 and the related notes thereto included in Item 19 of this Form 20-F.

Overview

     We operate our business in four segments: Retail, Wholesale, Insurance and Pension Plans and Wealth Management.

     Our primary sources of revenues and expenses are:

  Interest income from our interest-earning assets including loans, securities, federal funds sold and securities purchased under resale agreements and Central Bank compulsory deposits, among others;

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

  Interest expense from our interest-bearing liabilities, including savings and time deposits, federal funds purchased and securities sold under repurchase agreements, short-term borrowings and long-term debt, among others;

  Non-interest expense from personnel and administrative expenses, insurance, private retirement plan and pension investment contracts, contingency provisions and other taxes, among others; and

  Provisions for loan losses based on the quality and size of our loan portfolio and reflecting our expectations regarding the ability of our customers to repay their loans.

The following table shows our financial performance highlights for the years ended 2004, 2005 and 2006:

	For the Year Ended December 31,

	2004	2005	2006

	(in millions of R$, except percentages)
Income Before Income Taxes and Minority Interest	2,514	2,268	2,642
Net Income	2,063	1,650	1,951
Return on average equity	26.9%	18.3%	19.5%
Return on average assets	2.8%	2.0%	2.0%
Basle Capital Ratio (1)	16.3%	15.6%	16.0%
Total Assets	77,858	89,818	102,563
Total Loans (gross)	31,377	39,237	44,654
Total Deposits	33,775	35,936	36,201
Shareholders' equity	8,572	9,534	10,439

________________________________________
(1)	The Basle capital adequacy ratio measures the percentage of minimum regulatory capital required on risk-based to total capital.

Macroeconomic Factors Affecting Our Financial Condition and Results of Operations

     Our earnings and businesses are affected by general economic conditions, the performance of the financial markets, interest rates, currency exchange rates, changes in laws, regulations and policies of the Central Bank, and competitive factors on a global, national and regional basis. Since the majority of our customers are Brazilian, our financial condition and results of operations are dependent on Brazilian economic conditions. For example, high levels of inflation and interest rates adversely affect the ability of our customers to repay their loans and may affect our financial condition and results of operations. We are also affected by changes in the value of the Real relative to the U.S. dollar and other foreign currencies, because we have assets and liabilities denominated in or indexed to foreign currencies, primarily the U.S. dollar.

Brazilian Economic Environment

     The following table sets forth the main Brazilian macroeconomic indicators for the periods indicated:

	For the Year Ended December 31,

	2004	2005	2006

Real GPD growth (1)	5.2%	2.3%	2.9%
Inflation rate (2)	12.1%	1.2%	3.8%
Inflation rate (3)	7.6%	5.7%	3.1%
Period end exchange rate (R$/US$) (4)	2.6544	2.3407	2.1380
Appreciation of the real vs. U.S.dollar (5)	8.1%	11.8%	8.7%
Average exchange rate (R$/US$) (6)	2.9171	2.4125	2.1679
SELIC interest rate (7)	17.8%	18.0%	13.3%
Average interbank deposit interest rate (8)	16.2%	19.1%	15.0%
________________________________________
(1)	Source: Brazilian Institute of Geography and Statistics (IBGE). On March 21, 2007, IBGE reviewed the methodology used to calculate the GDP, which resulted in a reviewed GDP for 2006 of 3.7% and 2.9% for 2005
(2)	Source: IGP-DI, as published by the Fundação Getúlio Vargas (FGV)
(3)	Source: IPCA, the Consumer Price Index published by IBGE
(4)	Source: Central Bank of Brazil as of December 31 for each year;
(5)	When we refer to a specific percentage of appreciation of the Real against the U.S. dollar in any year, we have derived such percentage by comparing the number of Reais exchangeable for one U.S.dollar at the end of the given year to the number of Reais exchangeable for one U.S. dollar at the end of the previous year
(6)	Average of the closing exchange rates (R$/US$) on the last day of each month in the period
(7)	Source: Central Bank of Brazil as of December 31 for each year
(8)	Source: Central de Liquidação e Custódia de Títulos Privados (CETIP)

     2004. Economic recovery continued during 2004. In the first half of the year, the downward cycle in interest rates ceased and the SELIC base interest rate stabilized at 16.00% due to the risk of inflation increase. Inflation concerns continued to grow during the second half of the year, leading the Central Bank to a new cycle of increases in the SELIC base interest rate. The Central Bank increased the SELIC base interest rate gradually, from 16.00% in September 2004 to 17.75% by December 2004.

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

     The combination of these factors helped reduce the perception of Brazilian sovereign risk, resulting in an 80 basis points decrease in JP Morgan’s Emerging Market Bond Index (the “EMBI”), which closed December 2004 at 383 basis points.

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

     The ratio of public sector debt to GDP for 2005 was 51.6%, the same level as at the end of 2004. In 2005, accumulated inflation, as measured by the IPCA index, reached 5.69%, as compared to 7.6% in 2004. Industrial production in Brazil, as measured by the IBGE, grew 3.1% in 2005 as compared to the same period in 2004.

     During 2005, Brazilian sovereign risk decreased significantly, mainly as a result of the continued high liquidity in the global capital markets, the growth in exports and the improvement observed in several key internal economic indices. The EMBI Brazil Index closed December 2005 at 305 basis points, 20.4% lower than at the end of 2004.

     2006. Towards the end of 2006, the Central Bank acknowledged that inflation was converging toward its established yearly goal, and it therefore continued the trend it had started in September 2005 of lowering interest rates. The interest rate as of January 31, 2006 was 18%, and after eight consecutive rate cuts during the year, achieved 13.25% as of December 31, 2006.

     Brazilian sovereign risk decreased significantly during the year, mainly as a result of continued high liquidity in the global capital markets, growth in exports and improvement in several key internal economic indices. The EMBI-Brazil closed at 192 basis points on December 31, 2006, 38% lower than on December 31, 2005.

     The trade balance continued to post strong results, accumulating a surplus of US$46.1 billion in 2006, compared to US$44.8 billion during 2005. At the same time, the Central Bank continued to acquire U.S. dollars in the open market, but was unable to stem the appreciation of the Real, which appreciated 8.7% in relation to the U.S. dollar in 2006 as compared to 2005.

     The ratio of public sector debt to GDP closed 2006 at 50%, a decrease as compared to the ratio of 51.6% in 2005. Accumulated inflation, as measured by the IPCA index, decreased from 5.69% in 2005 to 3.14% in 2006. GDP growth for 2006 was 2.9% and industrial production, as measured by the IBGE, registered an increase of 2.8% in 2006 as compared to 2005.

     January to May 2007. The Central Bank continued to decrease the SELIC base interest rate from 13.25% at the end of 2006 to 12.5% at the end of May 2007. Inflation measured by the IPCA index accumulated 1.79% in the first 5 months of 2007, almost equal to the rate registered in the same period of the previous year.

     At the end of May 2007, the Real had appreciated 10.08% against the U.S. dollar as compared to December 31, 2006, achieving R$ 1.9202 per dollar as of May 31, 2007. The trade balance continued strong, with a surplus of US$16.8 billion during the first five months of 2007, as compared to a surplus of US$15.4 billion during the same period in 2006.

     Industrial production accumulated growth of 3.6% until April 2007. In addition, Brazil’s sovereign risk improved, with the EMBI Brazil Index reaching 147 bps at the end of May 2007, considerably below the 192 bps registered by the end of 2006. The improved fundamentals of the Brazilian economy prompted two rating agencies (Standard & Poor's and Fitch) to upgrade the country’s sovereign rating, reducing the distance to the investment grade status to only one notch.

     On March 21, 2007, the Brazilian Institute of Geography and Statistics (IBGE) reviewed the methodology used to calculate the GDP. This methodology will be used from now on. The following table sets forth the revised indicators for the past periods:

	As of December 31, 2006

	2005	2006

Real GDP Growth	2.9%	3.7%
Ratio of public sector debt to GDP	46.7%	44.9%

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

     As of December 31, 2004, 2005 and 2006, respectively, the compulsory deposit requirements were as follows:

  the rate of compulsory deposit requirements for demand deposits was 45%;

  the rate of compulsory deposit requirements for savings deposits was 20%;

  the rate of compulsory deposit requirements for time deposits was 15%; and

  the additional reserve requirements on time deposits, demand deposits and savings deposits were, respectively, 8%, 8%, and 10%.

     Compulsory deposits are deposited with the Central Bank and earn interest, except for the 45% compulsory deposits related to demand deposits (the additional 8% requirement on demand deposits earns interest). As of December 31, 2006, our reserve requirement on time deposits, in the form of Brazilian government securities deposited with the Central Bank, totaled R$3,161 million, our reserve requirement on demand deposits totaled R$3,778 million, our reserve requirement on savings deposits totaled R$1,376 million and our reserve requirement on other deposits totaled R$23 million.

Capital Adequacy

     The Central Bank requires banks to maintain a minimum capital adequacy ratio of 11% of total capital to total risk-adjusted assets. The Central Bank also applies capital requirements on foreign currency exposure, on interest rate market risk and on credit swap risk, which are all part of the determination of our capital adequacy ratio. Banks may choose to increase this threshold in light of their respective financial conditions and in accordance with their internal policies.

     The minimum capital ratio set by the Central Bank (i) is based on information derived from the financial statements prepared in accordance with Accounting Practices Adopted in Brazil and applicable regulations of the Central Bank and (ii) reflects the minimum capital structure that the Central Bank considers adequate for a bank to operate in Brazil, after taking into account Brazilian economic conditions. Although the Central Bank has not defined the particular Brazilian economic conditions it takes into account when determining the minimum capital adequacy ratio, in our view, the fact that Brazil is currently considered to have an emerging market economy which may represent a higher risk in respect of liquidity than the economies of investment grade countries, is likely to be one of the factors considered by the Central Bank. This minimum capital ratio requirement is in line with the capital adequacy standards set forth in the Basle Accord.

     The main difference between the Central Bank capital adequacy standards and the Basel II standard imposed in the United States for US financial institutions is the target standard ratio. Due to the specific characteristics of the Brazilian economy, the Central Bank has adopted a more conservative minimum capital ratio than that which has been instituted for financial institutions operating in the United States.

     If the calculation of the capital ratio were to follow accounting principles other than those which are required under Brazilian legislation, including the Central Bank requirements, the capital rate calculation would not reflect the minimum capital adequacy ratio required by the Central Bank. As of December 31, 2006, our capital adequacy ratio according to Central Bank calculations was 16.0% .

     In June 2004, the Bank for International Settlements Committee on Banking Supervision, or BIS, endorsed the publication of the International Convergence of Capital Measurement and Capital Standards: a Revised Framework, commonly known as Basle II. On December 9, 2004, the Central Bank, in Communication No. 12,746, expressed its intention to adopt Basle II over the course of the next few years, with the appropriate adaptations for the Brazilian market. This Communication set forth a proposed timetable for the implementation of the minimum capital requirements directives, known as “Pilar I” in Brazil. The proposed timetable consists of five different phases. Since May 22, 2006, the Central Bank has announced several proposals for the implementation of phase one of the implementation of Basle II directives for the Brazilian market. These proposals are currently under review by Brazilian financial institutions and other Brazilian entities that are interested in this issue, such as FEBRABAN - Brazilian Federation of Banks and ABECIP - The Brazilian Savings and Loan Trade Association.

     We intend to adopt the advanced approach of Basle II for credit, market and operational risk according to the Central Bank’s timetable and are applying our best efforts to achieve compliance with all of the requirements set forth therein.

     We expect that the final implementation regulations for the first phase of “Pilar I” will be published by the end of 2007, and will become effective in the beginning of 2008.

Loan Charge-off

     We consider certain loans as charge-offs when in our judgment all amounts due, including accrued interest and indexation, are no longer considered collectible in accordance with the contractual terms of the loan. In our experience, if collection efforts are not successful within one year, we are unlikely to recover the amount past due. This practice is also consistent with the general rule of the Central Bank for banks to write-off credit transactions six or twelve months after they are ranked H, depending on their initial maturity, see “Item 4. Regulation and Supervision – Treatment of Overdue Debts.” As a result, our allowance for loan losses for any loan remains on our books for a period of 360 days until such loan is charged off.

     Below is a tabular summary of the number of months loans were past due at the time the loan was charged-off. All of the loans were already ranked as H at the time they were charged-off.

	For the Year Ended December 31,

		2004		2005		2006

number of months past due
up to 6 months(1)		47		24		22
7 to 12 months		982		1,204		1,590
More than 12 months(2)		88		214		230

Total	R$	1,117	R$	1,442	R$	1,842

(1)
There are some loans that were past due less than 6 months at the time they were charged-off because they were ranked H before becoming past due. A loan can be ranked H before becoming past due if the loan is considered of high credit risk, for instance in the case of bankruptcy or very poor financial conditions of the debtor for corporate loans.

(2)
The Central Bank allows loans with maturity in excess of 36 months to have the period double counted. Moreover, if loans are fully collateralized, they may take more than one year to be ranked H. Those are typically mortgage loans and automobile financing.

Income Taxes

     Our income tax expenses consist of two components: the federal income tax and the social contribution tax. For each of the years 2004, 2005 and 2006, the federal income tax was assessed at a rate of 25% and the social contribution tax was assessed at a rate of 9%.

Other Taxes

     The Programa de Integração Social, or PIS, and the Contribuição para Financiamento de Seguridade Social, or COFINS, are imposed on net margins of banking and financial activities. Pursuant to Law No. 10,684 of May 30, 2003, the PIS and COFINS combined rate payable by financial institutions was 4.65% on net margins of banking and financial activities for each of the years 2004, 2005 and 2006. For additional information, see “Item 4.B - Business Overview - Taxation of Financial Transactions.”

     The Contribuição Provisória sobre Movimentações Financeiras, or the CPMF, was assessed at a rate of 0.38% during each of 2004, 2005 and 2006, mainly on debits from bank accounts, with certain limited exceptions. For additional information, see “Item 4.B - Business Overview - Taxation of Financial Transactions.”

Critical Accounting Estimates

     In preparing our consolidated financial statements, we use management estimates, assumptions and judgments to account for certain assets, liabilities, revenues, expenses and other transactions, in accordance with U.S. GAAP. Actual results in future periods could differ from those estimates, assumptions and judgments, and consequently, our reported results of operations may be affected.

     The following is a brief description of the more critical estimates, assumptions and judgments in the application of our accounting policies under U.S. GAAP.

Allowance for Loan Losses

     We establish allowances for loan losses on a regular basis. For each client rating, we determine an allowance for corresponding probable losses using forecast models that consider, among other things, recent loss experience, current economic conditions, the risk characteristics of the various classifications of loans, the fair value of the underlying collateral, the probability of default, and the size and diversity of individual loans. The methodology for calculating the allowances for expected credit losses based on forecast models involves significant judgment and is dependent on the quality of the information available.

     Wholesale loans have distinctive characteristics and therefore are not evaluated as a homogeneous portfolio. Risk evaluations for wholesale loans are carried out on an individual and periodic basis by means of a proprietary risk rating system. This rating system consists of quantitative and qualitative elements, such as economic and financial status, management capacity, financial background, relationship history, market conditions and other factors relating to credit risk.

     Retail loans, which consist of small-balance loans such as overdrafts, credit card loans, mortgage loans and consumer finance loans, have similar characteristics and are managed using specific systems and processes. We use a wide range of statistical tools to evaluate loan requests and a client’s potential performance, including credit and behavior scoring models. For additional information, see Note 2(h) to our consolidated financial statements.

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

Income Taxes

     In preparing our consolidated financial statements we are required to estimate income taxes, which involve an estimation of current tax expenses together with an assessment of temporary differences. Temporary differences result from the temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and this difference generates net deferred tax assets. Net deferred tax assets may also include tax loss carry forwards.

     Our carrying value of net deferred tax assets assumes that we will be able to generate sufficient future taxable income based on an internal forecast model that uses estimates and assumptions. We frequently evaluate the reliability of the deferred tax assets. If these estimates and assumptions change in the future, we may be required to record valuation allowances against our deferred tax assets resulting in additional income tax expense in our consolidated financial statements. We recorded no valuation allowances related to our net deferred tax assets for the years ended December 31, 2004, 2005 and 2006. For additional information concerning income taxes, see Notes 2(s) and 18 to our consolidated financial statements.

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

     Statement of Financial Accounting Standards 142 “Goodwill and Other Intangible Assets”, or SFAS 142, provides that goodwill and identified intangible assets with indefinite useful lives should not be amortized but should be tested for impairment on an annual basis, or more frequently. In assessing the recoverability of goodwill and other intangible assets we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of such assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for such assets that were not recorded previously based on the difference between the fair value and the book value of such assets. Goodwill was tested for impairment at December 31, 2004, 2005 and 2006, and no impairment charges were recorded in 2005 and 2006. In 2004, however, we recorded an impairment charge of R$35 million, mainly as a consequence of our decision to discontinue the reporting business unit of Banco1.net. In addition, we evaluated the useful lives of intangible assets at December 31, 2004, 2005, and 2006, and no impairment was recognized.

     We also assess impairment of our long-lived assets and intangible assets with finite useful lives in accordance with the requirements of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” when events and circumstances indicate that such impairment may exist. No impairment was recognized in 2004, 2005 or 2006.

Provisions for Litigation

     We are subject to administrative proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter in the case of certain strategic civil cases or is based on average amounts paid for similar claims during the previous twelve-month period in the case of labor and other civil matters. According to our policy for tax disputes, we record provisions for tax lawsuits only when we believe it is probable that we will incur losses as a result of such disputes or when the tax matter under discussion is expressly due by force of law or regulation, regardless of the existence of a lawsuit or a dispute in connection thereto. With respect to tax administrative proceedings, we do not record provisions when the probability of loss is remote or possible and we usually pay/settle the amounts due thereunder when there is high probability of loss. The required reserves for these contingencies aforementioned may change in the future due to new developments in each matter or changes in approach, such as a change in the settlement strategy in dealing with these matters. These changes could result in an negative impact on future results and cash flows. For additional information, see “Item 8.A - Legal Proceedings” and Note 30 to our consolidated financial statements.

Accounting for Results of Unconsolidated Companies

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

In 2006, the most significant equity interests that we held in unconsolidated companies were:

  31.9% equity interest in Redecard S.A., one of the largest processors of debit and credit card transactions in Brazil;

  50.0% equity interest in Banco Investcred Unibanco, a consumer finance company;

  19.2% equity interest in Serasa S.A., is one of the world’s leading economic and financial analysis and information firms, with full domestic and foreign coverage;

  50.0% equity interest in Unibanco Rodobens Administradora de Consórcio Ltda., a consortium company focused on vehicle and mortgage business; and

  50.0% equity interest in Luizacred, a consumer finance company.

     For additional information concerning the contributions to our net income generated by unconsolidated companies, see “Item 5.A. Operating Results - Results of Operations for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005 and the Year Ended December 31, 2004 - Non-Interest Income” and Notes 2(j) and 11 to our consolidated financial statements.

5.A. OPERATING RESULTS

Overview

     Unibanco Holdings, a corporation organized under Brazilian laws, controls us through its ownership of our shares. As of December 31, 2006, Unibanco Holdings held 97.1% of our outstanding common shares, 12.4% of our outstanding preferred shares and 58.1% of our total outstanding equity. Unibanco Holdings engages in no activities other than holding our shares. As a result, the financial statements of Unibanco Holdings are similar to ours in all material respects, except for the minority interest line of the balance sheet and income statement and the financing activities section of the cash flow statement. References herein to our consolidated financial statements also refer to the financial statements of Unibanco Holdings.

     In our discussion of our operating results for 2006 as compared to 2005 and 2004 below, when we refer to changes from year to year being due to the “appreciation of the Real,” we are referring primarily to the effects of the appreciation of the Real described under “Item 5. Operating and Financial Review and Prospects - Macroeconomic Factors Affecting Our Financial Condition and Results of Operations - Effects of Depreciation or Appreciation of the Real on Our Financial Condition and Results of Operations”, as applicable. During the years ended December 31, 2004, 2005 and 2006, the Real appreciated by approximately 8.1%, 11.8% and 8.7%, respectively, against the U.S. dollar. When we refer to a specific percentage depreciation or appreciation of the Real against the U.S. dollar in any year, we have derived such percentage by comparing the number of Reais exchangeable for one U.S. dollar at the end of the given year to the number of Reais exchangeable for one U.S. dollar at the end of the previous year, as reported by the Central Bank.

      When we refer to changes from 2005 to 2006 being due to the “lower appreciation of the Real,” we are referring to the fact that although we experienced effects of appreciation in 2006 that were similar to those we experienced in 2005, such effects were less pronounced because the percentage appreciation was lower in 2006. On the other hand, when we refer to changes from 2004 to 2005 being due to the “higher appreciation of the Real,” we are referring to the fact that although we experienced effects of appreciation in 2005 that were similar to those we experienced in 2004, such effects were more pronounced because the percentage appreciation was higher in 2005.

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

Results of Operations for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005 and the Year Ended December 31, 2004

Net income

     The following table shows the principal components of our consolidated net income for 2004, 2005 and 2006:

	For the Year Ended December 31,

	2004	2005	2006

	(in millions of R$)
Net Interest Income	5,774	8,566	9,530
Provision for loan losses	(948)	(1,870)	(2,030)
Non Interest Income	6,841	6,684	7,719
Non Interest Expense	(9,153)	(11,112)	(12,577)

Income Before Income Taxes and Minority Interest	2,514	2,268	2,642
Income Taxes	(295)	(460)	(532)

Income Before Minority Interest	2,219	1,808	2,110
Minority Interest	(156)	(158)	(149)
Change in accounting principle (note 2(x))	-	-	(10)

Net Income	2,063	1,650	1,951

__________________

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

     In 2006, we reached a net income of R$1,951 million, a 18.2% increase over 2005. Our income before taxes and minority interest increased 16.5% in 2006 as compared to 2005, primarily due to (i) an increase in net interest income despite a steep decline in the SELIC interest rate, as a result of higher credit volume of 13.8% (despite our conservative lending policy, especially in unsecured personal loans) and considerable improvement in our funding mix due to an increase in the percentage of lower cost funding, (ii) an increase on fees and commissions, due to increased number of products and services offered to our clients and opening of new checking accounts, (iii) an improvement in the quality of loan portfolio, highlighted by a lower growth of provision for loan losses compared to the loan portfolio and (iv) a continuous cost control. Income tax expenses grew 15.7% in the same period, mainly driven by the increase on income before taxes and minority interest.

Retail Segment

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

     In 2006, net income from our Retail business segment increased 12.7% in 2006 as compared to 2005, mainly due to (i) an increase of 11.7% in the net interest income, mainly as a result of the expansion in credit volume, especially in small and medium companies and credit card segments, in addition to an improvement in the mix of funding over the last 12 months; and (ii) an increase of 14.0% in fee and commission income as a result of the expansion of our client base, the increasing number of products and services offered through our branch network and the increase in credit card fees following the business expansion in 2006. Provision for loan losses increased 12.6% in the Retail segment in 2006, in line with its loan portfolio increase of 11.0%, as compared to 2005, due to a conservative credit approach adopted in mid-2005, especially in unsecured personal loans. Personnel and administrative expenses increased 5.5% in 2006, as compared to 2005, as a result of strict cost control, despite the increases in expenses generated by profit sharing, bargaining agreements, annual adjustments of utilities, premises and equipment related to the refurbishment of branches and communication and third party services due to the expansion of our consumer finance activities.

Wholesale Segment

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

     In 2006, the net income of our Wholesale business segment increased 50.0%, as compared to 2005. Despite the decrease in interest rates and spreads on large-company transactions, Wholesale business managed to remain profitable and even expanded its assets. Net income increase is mainly a result of the increase of 17.7% in the Wholesale loan portfolio in 2006, as compared to 2005, as well as due to the decrease in this segments provision for loan loss expense, as a result of a continuous reduction in the risk assigned to individual corporate clients and settlements of some large corporate loans during 2006. Loan portfolio growth was driven by the continued synergy among corporate divisions, which has led not only to more products for clients through cross-selling, but also to funding of new economic groups.

Insurance and Pension Plans Segment

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

     In 2006, the net income of our Insurance and Pension Plans business increased 19.2% as compared to 2005. The continuing decline in interest rates in Brazil is driving the entire insurance market to search for more operating efficiency. In the past, gains were primarily made from financial revenues earned from technical reserves. We have been preparing for this in recent years: positive operating earnings have become a priority and now account for a larger percentage of total earnings and we continued improving our operational efficiency (which has been substantially better than the market average for many years). Our insurance and pension plan companies were ranked fourth in the combined insurance and supplementary pension-fund market, according to SUSEP and ANS in December 2006. Also in 2006, we maintained our leadership in the areas of industrial risk, energy production and distribution, environment, D&O liability, transportation and extended warranty.

Wealth Management

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

     In 2006, our Wealth Management business segment net income decreased 7.4% in 2006 as compared to 2005. With the decline in interest rates in 2006 and the expected continuation of this trend, we have sought to diversify and increase our client base, and expand the offer of high value-added products. Net income decrease was mainly due to the decrease of 3.4% in asset management fees, reflecting the decrease on average fees charged from 0.9% in 2005 to 0.8% in 2006, despite the growth of 16% in our total assets under management in the same period.

Net Interest Income

     The following table shows the principal components of our net interest income for 2004, 2005 and 2006:

	For the Year Ended December 31,

	2004	2005	2006

	(in millions of R$)
Interest Income (1)	11,114	15,111	16,425
Interest Expense (2)	(5,340)	(6,545)	(6,895)

Net interest income	5,774	8,566	9,530

_________________
(1)	Interest income includes the interest on securities, loans, federal funds sold and securities purchased under resale agreements, deposits in other banks and compulsory deposits.
(2)	Interest expense includes interest from customers and bank deposits, federal funds purchased and securities sold under repurchase agreements, short-term borrowings and long-term debt.

     In 2005, interest income increased by R$3,997 million, or 36.0%, as compared to 2004, interest expense increased by R$1,205 million, or 22.6%, and net interest income increased by R$2,792 million, or 48.4% .

     In 2006, interest income increased by R$1,314 million, or 8.7%, interest expense increased by R$350 million, or 5.3%, and net interest income increased by R$964 million, or 11.3%, in each case, as compared to 2005.

     The increases in net interest income during 2005 and 2006 are primarily attributable to a combination of:

  growth in our lending portfolio, positively affected by the focus on higher margin segments, such as personal loans, credit card operations and Small and Medium Enterprises (SMEs) transactions; and

  improvement in our funding mix, with a greater focus on lower cost products.

Interest Income

     The following table shows the principal components of our average interest-earning assets and the average interest rate earned in 2004, 2005 and 2006:

	For the Year Ended December 31,

	2004	2005	2006

	(in millions of Reais (1))
Average interest-earning assets
Interest-bearing deposits in other banks	3,780	3,879	5,812
Federal funds sold and securities purchased under resale agreements	10,518	10,549	13,152
Central Bank compulsory deposits	3,378	3,826	4,012
Trading assets	7,643	8,658	11,401
Securities available for sale	3,121	3,511	6,790
Securities held to maturity	5,742	3,267	2,534
Loans	27,080	33,310	39,245
Other interest-earning assets	45	49	52

Total	61,307	67,049	82,998

Average interest rate earned:	18.1%	22.5%	19.8%

(1) Except for the average interest rate earned, which is a percentage

     The following table indicates the extent to which the increase in our interest income was attributable to changes in the average volume of interest-earning assets and to changes in the average interest rates earned, including the effects of the appreciation of the Real, in each case for 2005 as compared to 2004 and 2006 as compared to 2005:

	Increase/(Decrease)

	2005/2004	2006/2005

	(in millions of Reais)

Due to changes in average volume of interest-earning assets	1,111	3,305
Due to changes in average interest rates	2,886	(1,991)

Net change	3,997	1,314

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

      In 2006, interest income increased R$1,314 million, or 8.7%, as compared to 2005, principally as a result of:

  an increase in total average interest-earning assets of 23.8%, which resulted in a R$3,305 million increase in interest income; and

  a decrease in the average interest rate earned of 270 basis points, which generated a decrease of R$1,991 million interest income.

      The increase in interest income in 2006 as compared to 2005 can also be explained by:

  a R$717 million increase in interest and fees on loans;

  a R$732 million increase in interest on securities;

  a R$83 million decrease in interest on Central Bank compulsory deposits;

  a R$260 million decrease in interest income on federal funds sold and securities purchased under resale agreements; and

  a R$208 million increase in interest on deposits in other banks.

      Interest income and fees on loans. Interest income and fees on loans increased from R$6,495 million in 2004 to R$9,343 million in 2005, an overall increase of 43.8% . Such increase was primarily a result of the increase of R$7,860 million, or 25.1%, in the volume of our loan portfolio, mainly from individuals and small and medium enterprises (SMEs). Loans in such segments generally yield higher rates, which offset the effect of the appreciation of the Real on average interest earned. Average interest earned increased from 24.0% in 2004 to 28.0% in 2005. On December 31, 2005, 17.6% of our loan portfolio was denominated in or indexed to foreign currencies, primarily the U.S. dollar, compared to 19.3% on December 31, 2004.

      Interest income and fees on loans increased from R$9,343 million in 2005 to R$10,060 million in 2006. This growth of 7.7% was mainly driven by the increase of R$5,417 million, or 13.8%, in the volume of our loan portfolio, partially offset by the decrease of average interest earned from 28.0% in 2005 to 25.6% in 2006 as a result of (i) a decrease in the percentage of loans to individuals in the total portfolio due to our conservative credit approach adopted in the mid-2005, especially in unsecured personal loans and (ii) a decrease in the SELIC base interest rate, despite the lower appreciation of the real in 2006 as compared to 2005.

      Interest on Securities. Interest income on securities (including trading, available for sale and held to maturity securities) increased from R$2,422 million in 2004 to R$2,690 million in 2005. The largest contribution to the increase in interest income on securities in 2005 was the increase in our interest on securities available for sale, due to higher market volatility despite the small growth in average volume.

      Combining the exchange and interest rate variations, average interest earned changed as follows:

  average interest earned from trading assets decreased from 18.1% in 2004 to 13.6% in 2005;

  average interest earned from securities available for sale was 18.8% and 32.1% in 2004 and 2005, respectively; and

  average interest earned from securities held to maturity was 7.8% and 11.8% in 2004 and 2005, respectively.

      Interest income on securities (including trading, available for sale and held to maturity securities) increased from R$2,690 million in 2005 to R$3,422 million in 2006, as a result of:

  Trading securities: increased by R$1,119 million in 2006 as compared to 2005, due to (i) an increase in average volume of R$2,743 million, which resulted in a R$444 million increase in interest income and (ii) an increase in average interest earned, which generated an increase of R$675 million in interest income;

  Securities available for sale: decreased by R$230 million in 2006 as compared to 2005, due to (i) an increase in average volume of R$3,279 million, which resulted in a R$673 million increase in interest income and (ii) a decrease in average interest earned, which generated a decrease of R$903 million in interest income. Average interest earned was positively impacted in 2005 by higher market volatility; and

  Securities held to maturity: decreased R$157 million in 2006 as compared to 2005, due to (i) a decrease in average volume of R$733 million, which resulted in a R$77 million decrease in interest income and (ii) a decrease in average interest earned, which generated a decrease of R$80 million in interest income.

      In general, interest income on securities could present volatile earnings due to the use of these kind of instruments for global hedging purposes of market exposure accounted in other instruments.

      Interest on Deposits in Other Banks. Interest income on deposits in other banks increased 75.1%, or R$187 million, in 2005 as compared to 2004, primarily due to an increase in the average interest rate earned, from 6.6% to 11.2%, in large part resulting from the increase in the average SELIC base interest rate in 2005, and to the 2.6%, or R$99 million, growth in the average volume of deposits.

      Interest income on deposits in other banks increased 47.7%, or R$208 million, in 2006 as compared to 2005, mainly due to the increase of 49.8% in the average volume of deposits. In the same period, average interest rate earned was stable, achieving an average of 11.2% in 2005 and 11.1% in 2006.

      Interest on Central Bank Compulsory Deposits. Interest income from our compulsory deposits with the Central Bank, of which 78.9% are interest-earning deposits, increased from R$404 million in 2004 to R$569 million in 2005. This R$165 million increase, or 40.8%, was primarily due to higher interest rates earned in 2005 as compared to 2004. The average interest rate earned increased from 12.0% to 14.9%, primarily due to the correlation of the interest rates earned on these deposits with the SELIC base interest rate, which on average also increased in 2005.

      Interest income from our compulsory deposits with the Central Bank, of which 80.9% are interest-earning deposits, decreased from R$569 million in 2005 to R$486 million in 2006. This R$83 million decrease, despite the 4.9% growth in average balance of Central Bank compulsory deposits, was primarily due to lower interest rates earned in 2006 as compared to 2005. The average interest rate earned decreased from 14.9% to 12.1%, primarily due to the correlation of the interest rates earned on these deposits with the SELIC base interest rate, which on average also decreased in 2006.

      Interest on Federal Funds Sold and Securities Purchased under Resale Agreements. Interest income from federal funds sold and securities purchased under resale agreements increased R$531 million, or 34.5%, from R$1,538 million in 2004 to R$2,069 million in 2005. This increase was a result of the increase in the average interest rate earned on these assets, from 14.6% in 2004 to 19.6% in 2005, in large part due to the correlation with the SELIC base interest rate, which on average also increased in 2005.

      Interest on federal funds sold and securities purchased under resale agreements decreased by R$260 million, or 12.6% from R$2,069 million in 2005 to R$1,809 million in 2006, mainly due to lower average interest rate earned despite the increase of R$2,603 million, or 24.7%, on average balance of these assets. The average interest rate earned decreased from 19.6% in 2005 to 13.8% in 2006, in large part due to the correlation with the SELIC base interest rate, which on average also decreased in 2006.

Interest Expense

     The following table shows the principal components of our average interest-bearing liabilities and the average interest rate paid on those liabilities in 2004, 2005 and 2006:

	For the Year Ended December 31,

	2004	2005	2006

	(in millions of Reais)
Average interest-bearing liabilities
Time deposits	20,068	25,358	27,192
Savings deposits	6,168	6,130	5,996
Deposits from banks	231	115	182
Federal funds purchased and securities sold under repurchase agreements	8,874	7,194	14,459
Short-term borrowings	3,419	2,686	1,374
Long-term debt	12,584	11,735	14,267

Total	51,344	53,218	63,470

Average interest rate paid:	10.4%	12.3%	10.9%
_________________
(1)	Except for the average interest rate earned, which is a percentage.

     The following table indicates the extent to which the increase in our interest expense was attributable to changes in the average volume of interest-bearing liabilities and to changes in average interest rates paid, including the appreciation of the Real, in each case for 2005 as compared to 2004, and 2006 as compared to 2005:

	Increase/(Decrease)

	2005/2004	2006/2005

	(in millions of Reais)

Due to changes in average volume of interest-bearing liabilities	201	1,169
Due to changes in average interest rates	1,004	(819)

Net change	1,205	350

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

     In 2006, interest expense increased R$350 million, or 5.3%, as compared to 2005, principally as a result of:

  an increase in total average interest-bearing liabilities of 19.3% which resulted in an increase of R$1,169 million in interest expense; and

  a decrease in the average interest rate paid of 140 basis points, which generated a decrease of R$819 million in interest expense.

The increase in interest expense in 2006 as compared to 2005 can also be explained by:

  a R$150 million increase in interest on long-term debt;

  a R$125 million increase in interest on short-term borrowings;

  a R$677 million increase in interest on federal funds purchased and securities sold under repurchase agreements; and

  a R$602 million decrease in interest on time deposits, savings deposits and deposits from banks.

     Interest on Long-term Debt. Interest expense from our long-term debt increased from R$949 million in 2004 to R$969 million in 2005. Despite higher appreciation of the Real in 2005 as compared to 2004, interest expense increased 2.1% primarily due to increases in the average interest rate paid on long-term debt, as a result of the higher interest rate paid by new issuances. The average interest rate paid on our long-term debt increased from 7.5% in 2004 to 8.3% in 2005. On the other hand, the average amount of our long-term debt decreased by 6.7% in 2005, with approximately 47.7% of such debt denominated in or indexed to foreign currencies, which were impacted by the higher appreciation of the Real in 2005, as compared to 2004. Increases on the gains generated by our global hedges of our foreign investments as a result of the higher appreciation of the Real and the higher volume of long-term debt instruments used to hedge our foreign investments also contributed to a lower increase in interest expense. In 2005, we recognized gains on these global hedging transactions of R$251 million compared to R$154 million in 2004.

     Interest expense from our long-term debt increased from R$969 million in 2005 to R$1,119 million in 2006. Despite lower appreciation of the Real in 2006 as compared to 2005, interest expense increased 15.5% primarily due to a 21.6% increase in the average balance of long-term debt with approximately 31.3% of such debt denominated in or indexed to foreign currencies. The average interest rate paid on these liabilities decreased, from 8.3% in 2005 to 7.8% in 2006. Increases on the gains generated by our global hedges of our foreign investments contributed to offset the increase in this interest expense. In 2006, we recognized gains on these global hedging transactions of R$272 million compared to R$251 million in 2005 as a result of the higher volume of instruments used to hedge our foreign investments partially offset by the lower appreciation of the Real in 2006 as compared to 2005 .

     Interest on Short-term Borrowings. Interest expense on our short-term borrowings increased from interest income of R$36 million in 2004 to interest income of R$116 million in 2005, mainly due to higher appreciation of the Real in 2005 as compared to 2004. The average interest paid on short-term borrowings decreased 320 basis points, from negative 1.1% to negative 4.3% . Additionally, the average amount of our short-term borrowings decreased by 21.4% in 2005, with approximately 99.4% denominated in or indexed to foreign currencies, this decrease was also due in part to the higher appreciation of the Real in 2005.

     Interest expense on our short-term borrowings decreased from interest income of R$116 million in 2005 to interest expenses of R$9 million in 2006, mainly due to lower appreciation of the Real in 2006 as compared to 2005. The average interest paid on short-term borrowings increased 500 basis points, from negative 4.3% in 2005 to positive 0.7% in 2006. However, the average amount of our short-term borrowings decreased by 48.8% in 2006, as a result of the appreciation of the Real in 2006.

     Interest on Federal Funds Purchased and Securities Sold under Repurchase Agreements. Our interest expense on federal funds purchased and securities sold under repurchase agreements decreased R$130 million, or 11.1%, from R$1,167 million in 2004 to R$1,037 million in 2005. Despite the increase in average interest paid, from 13.2% in 2004 to 14.4% in 2005, which was driven by the increase in the average SELIC base interest rate also experienced in the same period, the average volume of these liabilities decreased 18.9%, accounting for the decrease in interest expense.

     Our interest expense on federal funds purchased and securities sold under repurchase agreements increased R$677 million, or 65.3%, from R$1,037 million in 2005 to R$1,714 million in 2006. Despite the decrease in average interest paid, from 14.4% in 2005 to 11.9% in 2006, which was driven by the decrease in the average SELIC base interest rate which occurred during this period, the average volume of these liabilities increased 101.0%, accounting for the increase in interest expense.

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

     Interest expense on time deposits, savings deposits and deposits from banks decreased R$602 million in 2006 as compared to 2005 as follows:

  Interest expense on time deposits decreased R$554 million, or 13.1%, from 2005 to 2006. The average volume of time deposits in 2006 increased R$1,834 million, or 7.2%. This modest growth of volume was primarily due to a shift in our funding strategy from time deposits to securities sold under repurchase agreement using Unibanco Leasing debentures as collateral. The average interest rate paid in 2006 decreased 310 basis points, from 16.6% in 2005 to 13.5% in 2006, primarily due to the correlation with the SELIC base interest rate, which also decreased in 2006;

  Interest expense on savings accounts decreased R$70 million, or 16.8%, in 2006 as compared to 2005. During the same period, the average volume of savings deposits decreased 2.2%, or R$134 million, and the average interest rate decreased 100 basis points, from 6.8% in 2005 to 5.8% in 2006. The decrease in the average interest rate was primarily due to the correlation with the SELIC base interest rate, which also decreased in 2006; and

  Interest expense on deposits from banks increased R$22 million, or 115.8%, primarily due to the increase in the average interest rate paid, from 16.5% in 2005 to 22.5% in 2006, also due to the 58.3% increase, or R$67 million, in the average volume of deposits from 2005 to 2006.

Provision for Loan Losses

     The following table shows the loan portfolio and provision for loan losses by segment for 2004, 2005, and 2006:

In millions of R$ For the Year Ended	Retail			Wholesale			Wealth Management			Insurance			Total Consolidated

December 31,	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006

Total Loans (A)
	15,653	20,581	22,850	15,027	17,370	20,446	327	462	535	370	824	823	31,377	39,237	44,654
Average Total
Loans (B)	12,884	18,044	21,189	14,628	15,589	18,782	298	413	484	392	646	802	28,202	34,692	41,257
Provision for Loan
Losses (C)	807	1,872	2,107	139	(3)	(69)	1	(3)	0	1	4	(8)	948	1,870	2,030
(C) / (B)	6.3%	10.4%	9.9%	1.0%	0.0%	-0.4%	0.3%	-0.7%	0.0%	0.3%	0.6%	-1.0%	3.4%	5.4%	4.9%
Loan Charge-Offs
(D)	(1,065)	(1,335)	(1,807)	(47)	(89)	(39)	(5)	(17)	0	0	(1)	4	(1,117)	(1,442)	(1,842)
(D) / (B)	8.3%	7.4%	8.5%	0.3%	0.6%	0.2%	1.7%	4.1%	0.0%	0.0%	0.2%	-0.5%	4.0%	4.2%	4.5%
Allowance at the
end of the year
(E)	783	1,413	1,903	745	677	661	30	12	12	2	5	1	1,560	2,107	2,577
(E) / (A)	5.0%	6.9%	8.3%	5.0%	3.9%	3.2%	9.2%	2.6%	2.2%	0.5%	0.6%	0.1%	5.0%	5.4%	5.8%
Non-performing
Loans (F)	1,008	1,639	2,143	247	54	126	17	1	8	2	0	1	1,274	1,694	2,278
(F) / (A)	6.4%	8.0%	9.4%	1.6%	0.3%	0.6%	5.2%	0.2%	1.5%	0.5%	0.0%	0.1%	4.1%	4.3%	5.1%
Loan Recoveries
(G)	307	93	190	102	24	92	3	2	0	0	0	0	412	119	282
Net charge-Offs
(D+G)	(758)	(1,242)	(1,617)	55	(65)	53	(2)	(15)	0	0	(1)	4	(705)	(1,323)	(1,560)

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

     The increase of R$922 million, or 97.3%, in 2005 as compared to 2004, of our provision for loan loss expenses was primarily a result of the following:

  the Wholesale segment’s provision for loan loss expenses decreased R$142 million primarily due to a reduction in the risk assigned to individual corporate clients and settlements of some large corporate loans during the year;

  the Retail segment’s provision for loan loss expenses increased R$1,065 million as compared to 2004 as follows:
-
Fininvest’s provisions increased R$286 million with a R$632 million, or 40.4% increase in its loan portfolio during this time, along with a deterioration in the risk profile of its loans. This deterioration was a consequence of significant growth, during the first half of 2005, in the portion of Fininvest’s portfolio that is devoted to unsecured personal loans, which are a high risk product;

-
Hipercard’s provisions increased R$157 million as a result of a 47% portfolio growth in 2005, the riskier credit profile of Hipercard’s clients due to the strategy of expanding to the South and Southeast regions, and a larger revolving credit portion in the portfolio mix (for instance, the percentage of average revolving credit on average loan portfolio was 15% in 2004 as compared to 19% in 2005);

-
Unicard’s provisions decreased R$44 million with a R$688 million increase in its loan portfolio due to the following three factors: (i) an aggressive strategy to acquire new clients along with a strong credit expansion in Brazil, resulting in Unicard’s loan portfolio growth of 40.3% (which took place mainly in the second half of 2005, growing 35.4% during that period); (ii) acquisition of new clients with lower risk profile than Unicard’s prior customer base thus resulting in a new portfolio with better creditworthiness; and (iii) lower growth of the revolving category of Unicard’s loan portfolio as compared to the total loan portfolio growth. For instance, the percentage of average revolving credit in Unicard’s total loan portfolio was 26% in December 2004 as compared to 22% in December 2005; and

-
Commercial bank and other retail provisions increased R$666 million in connection with an increase of R$3,087 million of their loan portfolio. This increase in provisions resulted from organic growth in the loan portfolio of the branch network and the growth in the auto financing loan portfolio.

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

     Non-performing loans increased R$420 million, or 33.0%, in 2005 as compared to 2004, due to the growth of those segments that present greater risk such as individuals and small and medium enterprises. Wholesale non-performing loans decreased R$193 million, or 78.1%, during the same period. In the Retail segment, Hipercard’s non-performing loans increased R$79 million, Fininvest’s non-performing loans increased by R$127 million, or 67.9%, Unicard’s non-performing loans increased R$34 million, or 22.1% and Commercial bank and other retail non-performing loans posted an increase of R$391 million, or 63.8% during the same period.

     Our performance on this sector in 2006 was marked by a conservative lending policy, especially in unsecured personal loans. This policy began in mid-2005 as a result of increasing default rates in the consumer loan market. For the year, loan portfolio grew by 13.8% . Our decision to slow the growth rate of loans proved to be accurate: allowances for doubtful accounts remained at an acceptable level. The provision for loan losses increased from R$1,870 million in 2005 to R$2,030 million in 2006, reaching a 8.6%, or R$160 million, increase as compared to 2005. The ratio of total provisions to average loans decreased from 5.4% in 2005 to 4.9% in 2006 and the ratio of non-performing loans to total loans increased from 4.3% in 2005 to 5.1% in 2006.

     The increase of R$160 million, or 8.6%, in 2006 as compared to 2005, of our provision for loan loss expenses was primarily a result of:

  the Retail segment’s provision for loan loss expenses increased R$235 million as compared to 2005 as follows :
-
Fininvest’s provisions increased R$31 million with a R$12 million decrease in its loan portfolio. Fininvest was directly affected by our conservative lending policy adopted mid-2005, as a result of increasing default rates in the consumer loan market. However, in the last quarter of 2006, the credit approval rate was increased, although still at prudent level, due to improvement in the quality of its credit portfolio;

-
Hipercard’s provisions increased R$79 million due to a strong business growth, with 145% increase in total points-of-sale, leading to a 35% increase in its loan portfolio. Hipercard continued to expand its business through the South and Southeast regions, which carries riskier credit profile, however the percentage of average revolving credit on average loan portfolio decreased from 19% in 2005 to 15% in 2006;

-
Unicard’s provisions increased R$150 million with a R$514 million, or 22%, increase in its loan portfolio. In 2006, Unicard’s provisions were impacted by the aggressive strategy to acquire new clients along with a strong credit expansion in Brazil adopted mainly in the second half of 2005; and

-
Commercial bank and other retail provisions increased R$72 million with an increase of R$1,201 million of their loan portfolio. This segment was also affected by our conservative lending policy adopted mid-2005, especially in unsecured personal loans. On the other hand, we expanded the offering of lower risk products to individuals such as payroll-linked loans and posted a growth of R$665 million, or 25%, in the SMEs' portfolio that also carries lower risk. The increase in provisions was offset by the increase in loan recoveries amounting to R$97 million.

  the Wholesale segment’s provision for loan loss expenses decreased R$66 million, primarily due to a reduction in the risk assigned to individual corporate clients and settlements of some large corporate loans during the year.

     In 2006, loan charge-offs increased R$400 million, or 27.7%, as compared to 2005, primarily due to our previous growth of our loan portfolio in segments that present greater risk, such as unsecured personal loans. In the Retail segment, commercial bank and other retail loan charge-offs increased by R$361 million in 2006 as compared to 2005. Fininvest’s loan charge-offs increased R$19 million, or 3.5% and Hipercard loan charge-offs increased R$92 million during the same period. These increases were partially offset by the decrease on Wholesale loan charge-offs of R$50 million during the same period.

     Allowances increased R$470 million, or 22.3%, in 2006 as compared to 2005. Unicard’s allowance increased R$180 million, or 116.9%, Fininvest’s allowance increased R$89 million, or 46.6% and Hipercard’s allowance increased R$50 million, or 53.8% in 2006. Commercial bank and other retail allowances posted an increase of R$171 million during 2006. Wholesale allowances decreased R$16 million, or 2.4%, mainly due the reduction in the risk assigned to corporate clients and settlements of some large corporate loans in 2006.

     Non-performing loans increased R$584 million, or 34.5%, in 2006 as compared to 2005, also due to previous growth of our loan portfolio in segments that present greater risk, such as unsecured personal loans. In the Retail segment, Hipercard’s non-performing loans increased R$36 million, Fininvest’s non-performing loans increased by R$31 million, or 9.9%, Unicard’s non-performing loans increased R$140 million, or 74.5% and Commercial bank and other retail non-performing loans posted an increase of R$297 million during the same period. Wholesale non-performing loans increased R$72 million, or 133.3%, during the same period.

Non-Interest Income

     The following table shows the principal components of our non-interest income for 2004, 2005 and 2006:

	For the Year Ended December 31,

	2004	2005	2006

	(in millions of Reais)
Fee and commission income	2,382	2,814	3,140
Trading income (expenses)	221	111	225
Net gains (losses) on securities and non-trading derivatives	(150)	83	132
Net gains on foreign currency transactions	108	(100)	(43)
Equity in results of unconsolidated companies	220	158	195
Insurance, private retirement plan and pension investment contracts	1,775	2,616	3,220
Other non-interest income	2,285	1,002	850

Total	6,841	6,684	7,719

     In 2005, our non-interest income decreased R$157 million, or 2.3%, as compared to 2004, principally due to non-recurring earnings from the sale of our equity interests in Credicard and Orbitall in 2004. Excluding such income in 2004, our non-interest income increased 26.9% in the same period, as a result of higher fee and commission income, higher income from our insurance, private retirement plan and pension investment contracts and higher other non-interest income.

     In 2006, our non-interest income increased R$1,035 million, or 15.5%, as compared to 2005, mainly as a result higher fee and commission income, higher trading income and higher income from our insurance, private retirement plan and pension investment contracts.

     Fee and Commission Income. Fee and commission income increased 18.1%, or R$432 million, in 2005 as compared to 2004. In 2005, our fee and commission income was derived from the following sources:

  59.4%, or R$1,671 million, from banking tariffs and other fees and commissions, representing an increase of R$230 million, or 16.0%, as compared to 2004, mainly as a result of the expansion of our client base and our continued focus on cross-selling activities, combined with the organic growth of our banking operations and an increase in the fees we receive from Wholesale transactions;

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

     Fee and commission income increased 11.6%, or R$326 million, in 2006 as compared to 2005. In 2006, fee and commission income was derived from the following sources:

  61.3%, or R$1,924 million, from banking tariffs and other fees and commissions, representing an increase of R$253 million, or 15.1%, as compared to 2005, mainly as a result of increased number of products and services offered to our clients and the expansion of our client base;

  23.5%, or R$738 million, from credit card fees, representing an increase of R$111 million, or 17.7%, as compared to 2005, primarily due to new commercial initiatives undertaken by Unicard and Hipercard followed by significant growth in both businesses;

  8.2%, or R$259 million, from asset management fees, representing a R$9 million decrease, or 3.4%, as compared to 2005, reflecting the decrease on average fees charged from 0.9% in 2005 to 0.8% in 2006, despite the growth of 16% in our total assets under management in the same period; and

  7.0%, or R$219 million, from collection fees, representing a R$29 million decrease or 11.7%, as compared to 2005.

     Trading Income. Trading income is affected by exchange and interest rate variations. In general, it could present volatile earnings due to the use of securities and derivatives for hedging purposes of market exposure accounted in other instruments.

     In 2005, trading income decreased R$110 million as compared to 2004. In 2005, we recognized net expenses of R$23 million from realized gains (losses) on securities, as compared to net earnings of R$15 million in 2004, net earnings of R$139 million from realized gains (losses) on derivatives, as compared to R$308 million in 2004, and R$5 million in unrealized losses on securities and derivatives, as compared to R$102 million in 2004. In 2005, we changed our global hedge instruments on our foreign investments from derivatives to long-term debt, reducing the results from derivatives used as global hedges of foreign investments from income of R$117 million in 2004 to R$7 million in expenses in 2005.

     In 2006, trading income increased R$114 million as compared to 2005. In 2006, we recognized net earnings of R$48 million from realized gains (losses) on securities, as compared to net expenses of R$23 million in 2005, net earnings of R$220 million from realized gains (losses) on derivatives, as compared to R$139 million in 2005, and R$43 million in unrealized losses on securities and derivatives, as compared to R$5 million in 2005. In 2006, we did not record any results from derivatives used as global hedges of foreign investments.

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

     In 2006, net gains on securities and non-trading derivatives increased by 59.0% or R$49 million, principally due to an increase in realized gains on securities available for sale, from R$84 million in 2005 to R$135 million in 2006.

     Net Gains (Losses) on Foreign Currency Transactions. The net gains on foreign currency transactions decreased R$208 million, from income of R$108 million in 2004, to expenses of R$100 million in 2005. In 2006, it increased by R$57 million, from expenses of R$100 million in 2005, to expenses of R$43 million in 2006. The results of such transactions were directly impacted by the volume of transactions and the appreciation of the Real.

     Equity in Results of Unconsolidated Companies. The equity in results of unconsolidated companies decreased from R$220 million in 2004 to R$158 million in 2005, mainly due a decrease of R$101 million as a result of the sale of our equity interests in Credicard and Orbitall at the end of 2004. This sale was partially offset by:

  Investcred and Luizacred (consumer finance companies): which had an increase of R$6 million and R$4 million in their equity in results, respectively, due to higher average interest rates, expansion in points of sale and growth of their respective loan portfolios;

  Redecard (debit card processor): which had an increase of equity in results of R$12 million, as a result of increased debit card activity in Brazil and the expansion of our client base; and

  Other Companies (not relevant individually): which had an increase of R$17 million of equity in results.

     The equity in results of unconsolidated companies increased from R$158 million in 2005 to R$195 million in 2006, mainly due to Redecard (debit card processor), which had an increase of R$43 million of equity in results, as a result of increased debit card activity in Brazil and the expansion of our client base. This increase was partially offset by a decline of equity in results of Luizacred and Investcred (consumer finance companies) of R$3 million and R$5 million, respectively, in 2006 as compared to 2005, as a result of our conservative lending policy adopted in mid-2005, as a result of increasing default rates in the consumer loan market.

     Insurance, Private Retirement Plans and Pension Investment Contracts. In January 2005, a SUSEP regulation ratified the consolidation of our extended warranty segment in our Insurance business. As a result, insurance premiums, private retirement plans premiums and pension investment contracts increased 47.4%, or R$841 million, from R$1,775 million in 2004 to R$2,616 million in 2005. Without such consolidation of the extended warranty segment in 2005, our revenues would have increased 8.9%, or R$159 million, as compared to 2004. During 2005, we experienced growth in homeowners and casualty and health insurance, and re-launched specialized insurance products for men and for the environment, which was the first of its type in Brazil.

     In 2006, premiums from insurance, private retirement plans and pension investment contracts increased by 23.1% or R$604 million, as compared to 2005. Also, due to the reduction in the SELIC base interest rate in 2006, we focused to grow our results in operational gains to compensate the impact on financial results. Insurance premiums and private retirement plans fees increased R$385 million and R$220 million, respectively, in 2006 as compared to 2005, as a result of our organic growth and the expansion of our extended warranty business in 2006.

     Other Non-interest Income. Other non-interest income decreased 56.1%, or R$1,283 million, from R$2,285 million in 2004 to R$1,002 million in 2005, mainly because of the sale of our equity interests in Credicard and Orbitall in 2004, which also contributed to the increase in other non-interest income from R$709 million in 2003 to R$2,285 million in 2004. In 2004, we recognized non-recurring earnings of R$1,574 million from the sale of our equity interests in Credicard and Orbitall. Excluding non-recurring earnings in 2004, other non-interest income would have increased R$291 million, or 40.9%, in 2005 as compared to 2004. The R$291 million increase was mainly due to the indemnity payment that we received in 2005 from Caixa Geral de Depósitos, the former majority shareholder of Banco Bandeirantes, in the amount of R$238 million. The indemnity included settlements and the full release of contingencies related to Banorte and Bandeirantes. For additional information, see Note 24(b) to our consolidated financial statements.

     In 2006, other non-interest income decreased 15.2%, or R$152 million, from R$1,002 million in 2005 to R$850 million in 2006, mainly due to the indemnity payment that we received in 2005 from Caixa Geral de Depósitos, the former majority shareholder of Banco Bandeirantes, in the amount of R$238 million. For additional information, see Note 24(b) to our consolidated financial statements.

Non-Interest Expense

     The following table shows the principal components of our non-interest expense for 2004, 2005 and 2006:

	For the Year Ended December 31,

	2004	2005	2006

	(in millions of Reais)
Salaries and benefits	2,549	3,039	3,056
Administrative expenses	2,549	2,812	3,195
Amortization of intangibles and impairment on goodwill	152	130	58
Insurance, private retirement plan and pension investment contracts	1,898	2,830	3,548
Other non-interest expense	2,005	2,301	2,720

Total	9,153	11,112	12,577

     Non-interest expense increased in each of 2004, 2005 and 2006, from R$9,153 million, to R$11,112 million to R$12,577 million, respectively.

     Each of these increases were primarily due to higher expenses related to salaries and benefits, administrative expenses, insurance, private retirement plan and pension investment contracts expenses, and other non-interest expenses such as the exchange losses on foreign investments, tax litigation, credit card selling expenses and service, revenues and other taxes.

     Salaries and Benefits. Salaries and benefits increased 19.2%, or R$490 million, in 2005 as compared to 2004 principally due to:

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

     Salaries and benefits increased 0.6%, or R$17 million, in 2006 as compared to 2005. In 2006, we continued focusing on efficiency gains with continuous operational restructuring as well as strict cost controls. This strategy contributed to partially offset (i) increases in employee salaries of 3.5% in September 2006 and 6.0% in September 2005 pursuant to collective bargaining agreements with our employees, (ii) organic growth in the banking activities, specially in the Retail segment, (iii) increase in profit sharing expenses, as a result of higher net income under accounting practices adopted in Brazil and (iv) expansion in consumer finance activities.

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

     As of December 31, 2006 we had 32,956 employees as compared to 29,504 employees as of December 31, 2005. This increase was mainly a result of the addition of new sales force employees in consumer finance companies, as well as the expansion of our business.

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

     Administrative expenses increased 13.6%, or R$383 million, in 2006 as compared to 2005, primarily due to:

  higher communication and third party service costs as a result of the expansion of consumer finance activities, as well as our new television campaign;

  higher expenses for premises and equipment mainly due to the refurbishment of branches as a result of the relaunch of our brand; and

  annual price adjustments on public utilities tariffs, rental and software maintenance contracts.

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

     The amortization of intangibles and impairment on goodwill decreased R$72 million, or 55.4%, in 2006 as compared to 2005. In 2006, we recognized no amortization of intangibles for Bandeirantes as compared to R$90 million in 2005, since it was fully amortized in 2005.

      Insurance, private retirement plan and pension investment contracts. In January 2005, a SUSEP regulation ratified the consolidation of our extended warranty segment in our Insurance business. As a result, insurance, private retirement plan and pension investment contracts expenses increased 49.1%, or R$932 million, from R$1,898 million in 2004 to R$2,830 million in 2005. If we had not consolidated our extended warranty business in 2005, our expenses would have increased R$277 million, or 14.6%, as compared to 2004. This increase in consolidated results was driven largely by an R$777 million increase in unearned premium reserves, primarily due to our extended warranty business, as well as a R$22 million increase in insurance claims. Sales growth led to an R$108 million increase in pension investment contract expenses. However, a change in the mix of products offered helped reduce selling expenses by R$31 million between 2004 and 2005.

     Insurance, private retirement plan and pension investment contracts expenses increased 25.4%, or R$718 million, from R$2,830 million in 2005 to R$3,548 million in 2006. This increase was driven largely by a R$125 million increase in insurance claims and by a R$156 million increase in benefit expenses related to our private retirement plans, as a result of an increase in the volume of such plans. Sales growth led to an R$174 million increase in pension investment contract expenses. Our selling expenses also increased by R$212 million largely due to an increase in our extended warranty portfolio, which carries higher expenses.

     Other non-interest expenses. The increase of 14.8%, or R$296 million, in other non-interest expenses, from R$2,005 million in 2004 to R$2,301 million in 2005, was primarily due to:

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

     Other non interest expenses increased 18.2% or R$419 million in 2006 as compared to 2005. This increase was mainly due to:

  a R$160 million increase in service, revenue and other taxes expenses, as a consequence of increases on net interest income and services rendered;

  a R$95 million increase in our civil litigation provision;

  a R$35 million increase in statutory profit sharing;

  a R$35 million increase in net expenses related to checks and billing;

  a R$32 million increase in uninsured losses of branch network; and

  a R$27 million increase in tax litigation expenses.

Income Tax

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

     Our income tax and social contribution expenses increased by R$72 million in 2006 as compared to 2005. At the statutory rate, our taxes would have increased R$115 million in 2006 as compared to 2005, as a consequence of the increase in our income before taxes in 2006. However, we increased R$65 million in tax benefits from interest attributed to shareholders’ equity in 2006 as compared to 2005. In addition, we incurred lower tax effects of R$18 million due to non-deductible losses from exchange variations on our foreign investments in 2006 as compared to 2005. In 2006, we recorded non-deductible exchange losses of R$98 million on our foreign investments, this resulted in an increase of R$33 million in our income taxes in 2006. During 2005, we experienced a non-deductible loss of R$150 million on our foreign investments, this resulted in an increase of R$51 million in our income taxes. These effects were partially offset by higher other permanent differences of R$33 million, mainly due to non-deductible expenses related to stock options evaluated at its fair value in 2006. For additional information, see Note 18 to our consolidated financial statements.

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

     In February 2006, Moody’s upgraded our financial strength rating from D+ to C-. At the end of February 2006, our rating by Standard & Poor’s for long-term foreign-currency was improved from BB- to BB.

     In August 2006, Moody’s upgraded our long and short-term local currency deposit ratings to A1 and Prime-1, respectively. It also upgraded our long-term foreign currency deposit rating to Ba3 and assigned our and Unibanco Cayman’s long-term foreign currency securities a rating of Baa3. This rating is an investment grade rating according to Moody’s global rating scale, and we view it as a reflection of our strong performance in 2006.

     In April 2007, Moody's Investors Service upgraded our Financial Strength rating to B- from C, representing a 3-notch upgrade. The new rating is the highest rating that has been assigned in Brazil and only other two Brazilian financial institutions have obtained the same rating.

     In May 2007, Fitch Ratings upgraded our rating to BBB-, which is an investment grade rating. This rating refers to the long-term foreign currency IDR (Issuer Default Rating) and is the highest rating that has been obtained by a Brazilian financial institution. Standard & Poor’s also revised our ratings in May 2007 and improved their long-term foreign currency credit rating from BB to BB+ with positive outlook. This rating is one-notch below their investment grade rating.

Sources of Funding

Capital

     The following table sets forth our capital composition at December 31, 2004, 2005 and 2006:

	As of December 31,
	Consolidated

	2004	2005	2006

	(in millions of Reais)
Shareholder’s Equity (Tier 1)	8,572	9,534	10,439
Subordinated Debt (Tier 2)	1,898	2,964	3,240
Minority Interest	842	855	850

Shareholders’ Equity

     Shareholders’ equity increased to R$9,534 million as of December 31, 2005, from R$8,572 million as of December 31, 2004. The increase primarily reflected R$1,650 million in net income earned in 2005, partially offset by the provision of R$726 million of dividends/interest on shareholders’ equity.

     Shareholders’ equity increased to R$10,439 million as of December 31, 2006, from R$9,534 million as of December 31, 2005. The increase primarily reflected R$1,951 million in net income earned in 2006, partially offset by the provision of R$890 million of dividends/interest on shareholders’ equity.

Subordinated Debt Issuances

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

     Our Tier 2 subordinated debt increased R$276 million in 2006 as compared to 2005, mainly due to the issuance in December 2006 of R$500 million in subordinated time deposits, which matures in 2016.

Regulatory Capital

     We are subject to risk-based capital adequacy guidelines and regulations issued by the Central Bank that are similar to the standards set forth in the Basle Accord. Under Central Bank rules, we are currently required to maintain a capital adequacy ratio of 11% of total capital to total risk-adjusted assets, as calculated in accordance with accounting practices adopted in Brazil. As of December 31, 2006, our capital adequacy ratio was 16.0% . For additional information on capital adequacy requirement see “Item 4.B. Business Overview - Regulation and Supervision”.

     We measure our capital compliance on a consolidated basis, since we believe this represents the most accurate measure of our ability to withstand losses from our direct and indirect operations.

     The following table shows our Basle capital adequacy ratio, as calculated in accordance with accounting practices adopted in Brazil, as well as the minimum regulatory capital required under Brazilian law, as of December 31, 2004, 2005 and 2006. For additional information on our Basle capital adequacy ratio, see Note 31 to our consolidated financial statements.

	As of December 31,
	Consolidated

	Partial			Full

	2004	2005	2006	2004	2005	2006

Tier 1	13.5%	13.3%	12.2%	13.6%	13.9%	12.9%
Tier 2 (3)	2.8%	2.3%	3.8%	2.1%	2.2%	3.7%

Total capital	16.3%	15.6%	16.0%	15.7%	16.1%	16.6%

Our regulatory capital	9,982	10,992	13,080	10,508	11,732	13,871
Minimum regulatory capital required	6,748	7,729	9,000	7,364	7,993	9,190

Excess over minimum regulatory capital required	3,234	3,263	4,080	3,144	3,739	4,681

_________________
(1)	Partial consolidation excludes non-financial subsidiaries.
(2)	Full consolidation includes both financial and non-financial subsidiaries.
(3)
The Central Bank adjusts the balance of Tier 2 capital to calculate the Basle capital adequacy ratio. Subordinated debt that matures more than five years into the future is accounted for at 100% of face value. For every year below five years, 20% of face value is deducted from the calculation. For example, a subordinated debt with a one-year maturity is included in the calculation at 20% of face value. As of December 31, 2006, the adjusted amount of subordinated debt used for the Basle capital adequacy ratio calculation was R$3,091 million.

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

     Our regulatory capital increased from R$10,992 million as of December 31, 2005 to R$13,080 million as of December 31, 2006 on a partially consolidated basis (excluding non-financial subsidiaries). On a fully consolidated basis, our regulatory capital increased from R$11,732 million as of December 31, 2005 to R$13,871 million as of December 31, 2006. The minimum regulatory capital required on a partially consolidated basis increased in 2006, as compared to 2005, mainly due to the increase in our loan portfolio, which impacted our capital requirement for risk weighted assets. Our Basle capital adequacy ratio increased 0.4%, mainly as a result of the R$500 million of subordinated time deposits issued in local currency in December 2006 (which are due in 2016) and the approval in March 2006 as a Tier II capital of our perpetual non-cumulative junior subordinated securities (in accordance with accounting practices adopted in Brazil). Such impact was partially offset the growth of our loan portfolio, contributing to a decrease of 1.5% in our Basle capital adequacy ratio.

Basle Capital Adequacy Ratio Impacts Year Ended December 31,
2005 (accounting practices adopted in Brazil)

Basle capital adequacy ratio at December 31, 2004 (1)	16.3%
Decrease in risk weighted assets	(2.8)
Impact of the extraordinary goodwill amortization	-
Change in market risk – interest rates and exchange portfolio	0.6
Increase in shareholders’ equity	1.6
Tier 2	(0.1)

Basle capital adequacy ratio at December 31, 2005	15.6%

Basle Capital Adequacy Ratio Impacts Year Ended December 31,
2006 (accounting practices adopted in Brazil)

Basle capital adequacy ratio at December 31, 2005 (1)	15.6%
Decrease in risk weighted assets	(1.5)
Impact of the extraordinary goodwill amortization	(0.6)
Change in market risk – interest rates and exchange portfolio	(0.1)
Increase in shareholders’ equity	0.8
Tier 2	1.8

Basle capital adequacy ratio at December 31, 2006	16.0%
_________________

(1)	Does not include the perpetual bonds issued in 2005, since they were approved as Tier 2 capital in March 2006 in accordance with accounting practices adopted in Brazil.

     The enhancement of our loan portfolio from 2004 to 2006 reflects an improved outlook for Brazilian economic growth and the gradual recovery of domestic demand. Since our current Basle capital adequacy ratio is in excess of the minimum required ratio, we can continue to increase our risk weighted assets, especially in connection with our loan portfolio.

     In addition, the Central Bank limits the amount of investments in consolidated subsidiaries not engaged in banking, leasing or securities activities and in unconsolidated companies, premises and equipment and intangible assets to 50.0% of adjusted capital on a consolidated basis. This limit is known as the fixed asset ratio. As of December 31, 2006, our total investment in such assets was 44.8% of adjusted capital on a consolidated basis, lower than the Central Bank’s limit, according to accounting practices adopted in Brazil.

Third-Party Liabilities

     The following table shows our third-party liabilities at December 31, 2004, 2005, and 2006:

	As of December 31,

	2004		% of total	2005		% of total	2006		% of total

Liabilities (in millions of Reais)
Deposits from customers:
Demand deposits	R$	3,209	4.7%	R$	3,787	4.8%	R$	4,099	4.5%
Time deposits		24,101	35.2		26,011	32.7		24,393	26.7
Savings deposits		6,346	9.3		6,115	7.7		7,274	8.0
Deposits from banks		119	0.2		23	-		435	0.5

Total deposits		33,775	49.4		35,936	45.2		36,201	39.7
Federal funds purchased and securities sold under
repurchase agreements		6,687	9.8		10,721	13.5		16,991	18.6
Import and export financings		2,048	3.0		2,932	3.7		2,420	2.7
Other interbank borrowings		600	0.8		235	0.3		533	0.6
Other		29	-		72	0.1		92	0.1

Short-term borrowings		2,677	3.8		3,239	4.1		3,045	3.4
Local onlendings		5,162	7.5		6,012	7.6		6,535	7.2
Euronotes		1,157	1.7		989	1.2		1,029	1.1
Debentures		-	-		-	-		765	0.8
Notes issued under securitization arrangements		2,668	3.9		2,137	2.7		1,644	1.8
Subordinated debt		1,898	2.8		2,964	3.7		3,240	3.5
Mortgage indebtedness		331	0.5		514	0.6		1,272	1.4
Foreign onlendings		254	0.4		143	0.2		64	0.1
Obligations under capital leases		79	0.1		58	0.1		63	0.1
Other		151	0.2		33	-		26	-

Long-term debt		11,700	17.1		12,850	16.2		14,638	16.0
Other liabilities		13,605	19.9		16,683	21.0		20,399	22.3

Total Liabilities	R$	68,444	100.0%	R$	79,429	100.0%	R$	91,274	100.0%

Deposits

     Deposits are the most important source of funding for our banking operations. Our deposits consist primarily of Real-denominated interest-bearing time and savings deposits and Real-denominated non-interest-bearing demand deposits.

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

     Our total deposits remained stable between December 31, 2005 and December 31, 2006, with a 0.7% increase, due to the growth in demand and savings deposits, which was offset by a 6.2% decrease in our time deposits. The decrease in our time deposits is mainly due to a shift in our short term funding strategy, focusing more on the issuance of Unibanco Leasing debentures, posted mainly under repurchase agreements. The increase in our demand and savings deposits (8.2% and 19.0%, respectively) between December 31, 2005 and December 31, 2006, continues to demonstrate our focus in expanding our sources of low-cost funding.

Federal Funds Purchased and Securities Sold Under Repurchase Agreements

     Our open market operations increased by 60.3% between December 31, 2004 and December 31, 2005, reaching R$10,721 million. Securities sold under repurchase agreements increased 58.5% between December 31, 2005 and December 31, 2006, reaching R$16,991 million. This growth reflects a change in our short term funding strategy, which has started to focus more on repurchase agreements using debentures as collateral. This source of funding can present volume volatility since such funding is directly impacted by market liquidity and our participation as counterparty on such transactions.

Import and Export Financings

     Import and export financings from correspondent banks also represent an important source of funding for us. In general, these trade finance credit lines are denominated in U.S. dollars. Historically, we have funded our foreign currency trade loans with foreign currency lines from correspondent banks.

     The R$884 million increase of trade finance credit lines between December 31, 2004 and December 31, 2005 was partially due to the continuous growth of Brazilian exports, which were partially offset by the appreciation of the Real in the same period. At December 31, 2005, approximately R$1,948 million, or 66.4%, of our existing trade finance credit lines were considered short-term, as compared to R$1,461 million, or 71.3%, on December 31, 2004.

     Our import and export financings decreased 17.5% or R$512 million between December 31, 2005 and December 31, 2006, mainly due to the 8.7% appreciation of the Real in the same period.

Other Sources of Funding

Euronotes

     We are an active participant in the capital markets, especially in the euronotes market. We use the proceeds of these obligations primarily for general lending to our Brazilian clients. As of December 31, 2006, we had R$1,029 million of outstanding euronotes denominated in U.S. dollars and other foreign currencies, of which R$231 million issued under our Medium Term Note (MTN) program. Our MTN program, is a relatively inexpensive source of funding and permits the issuance of up to US$2 billion (or its equivalent in other currencies) of securities with a maturity of more than 12 months.

     The R$168 million decrease in the balance of outstanding Euronotes between December 31, 2004 and December 31, 2005 was due to the appreciation of the Real and the maturity of previous note issuances amounting to US$225 million, partially offset by the issuance of R$325 million of inflation-indexed and Real denominated notes under our MTN program in February 2005.

     The balance of outstanding Euronotes between December 31, 2006 and December 31, 2005 increased by R$40 million due to new issuances and the accrual of interest in 2006, partially offset by the appreciation of the Real and maturities in the same period. In the twelve months following December 31, 2006, R$382 million of our total obligation will mature. For additional information see Note 16 of our consolidated financial statement.

Notes Issued Under Securitization Arrangements

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

     As of December 31, 2005, and December 31, 2006, we had R$2,137 million and R$1,644 million, respectively, in outstanding liabilities in connection with notes we have issued under securitization arrangements, a decrease of 19.9% and 23.1%, respectively as compared to December 31, 2004 and December 31, 2005. The main reason for these declines was the appreciation of the Real during 2005 and 2006. For additional information see Note 16 of our consolidated financial statement.

DPRs Program

     In September 2005, we completed a US$200 million liquidity facility transaction. This facility allows us to draw, at any time during a 24-month period beginning in September 2005, a minimum aggregate amount of US$100 million and a maximum amount of US$200 million. We have a seven-year term for the repayment of any funds withdrawn under this facility, with a two-year grace period for interest payments and a five-year grace period for principal payments. As of December 31, 2006, we had not drawn any amounts under this facility.

Mortgage Indebtedness

     As of December 31, 2005, we had R$514 million in outstanding mortgage notes as compared to R$331 million of outstanding mortgage notes on December 31, 2004. This increase was primarily a result of our greater use of this type of funding during 2005.

     As of December 31, 2006, we had R$1,272 million in mortgage indebtedness, as compared to R$514 million on December 31, 2005, mainly due to the fact in 2006, we began issuing and negotiating real estate notes, posting a balance of R$834 million on December 31, 2006. As of December 31, 2006, we had R$438 million in mortgage notes outstanding compared to R$514 million of outstanding mortgage notes on December 31, 2005. This decrease was primarily due to our use of other sources of funding.

Local and Foreign Onlendings

     Local and foreign onlendings consists primarily of Real-denominated funds borrowed from BNDES, and FINAME for loans extended to Brazilian clients for investments mainly in fixed assets, such as property and equipment.

     On December 31, 2005, we had R$6,155 million in local and foreign onlendings outstanding. The 13.6% increase in local and foreign onlendings obligations from R$5,416 million on December 31, 2004 was mainly due to an increase in the demand for fixed-asset financing, driven by the growth of the Brazilian economy.

     On December 31, 2006, we had R$6,599 million in local and foreign onlendings outstanding, a 7.2% increase over 2005, mainly due to a disbursement of R$2,500 million in BNDES onlendings portfolio, consolidating our third place position in the BNDES overall ranking of financing agents, with a market share of 8.6% . This increase was partially offset by a 8.9% decrease in our FINAME onlendings portfolio.

Uses of Funding

The following table shows our assets at December 31, 2004, 2005 and 2006:

	As of December 31,

	2004	% of total	2005	% of total	2006	% of total

Assets (in millions of R$)
Cash and due from banks	R$ 1,575	2.0%	R$ 1,158	1.3%	R$ 1,304	1.3%
Interest-bearing deposits in other banks	2,652	3.4	1,756	2.0	2,407	2.4
Federal funds sold and securities purchased under resale agreements	11,472	14.7	1,541	1.7	7,928	7.7

Cash and cash equivalents	15,699	20.1	4,455	5.0	11,639	11.4
Interest-bearing deposits in other banks	927	1.2	3,351	3.7	5,225	5.1
Federal funds sold and securities purchased under resale agreements	207	0.3	8,473	9.4	6,585	6.4
Central Bank compulsory deposits	4,808	6.2	5,150	5.7	5,177	5.1
Trading assets, at fair value	7,442	9.6	11,623	12.9	9,904	9.7
Securities available for sale, at fair value	2,595	3.3	5,471	6.1	7,286	7.1
Securities held to maturity, at cost	4,838	6.2	2,486	2.8	1,576	1.5
Loans	31,377	40.3	39,237	43.7	44,654	43.5
Allowance for loan losses	(1,560)	(2.0)	(2,107)	(2.3)	(2,577)	(2.5)

Net loans	29,817	38.3	37,130	41.3	42,077	41.0
Investments in unconsolidated companies	536	0.7	623	0.7	802	0.8
Premises and equipment, net	1,404	1.8	1,422	1.6	1,435	1.4
Goodwill	1,224	1.6	1,233	1.4	1,471	1.4
Intangibles, net	406	0.5	387	0.4	552	0.5
Other assets	7,955	10.2	8,014	8.9	8,834	8.6

Total Assets	R$ 77,858	100.0%	R$ 89,818	100.0%	R$ 102,563	100.0%

     In accordance with our asset and liability management policy, most of our investments are in loans and securities portfolios, as well as cash and cash equivalents. At December 31, 2004, our loan portfolio represented 40.3%, our securities portfolio 19.1% and cash and cash equivalents 20.1% of our total assets, as compared to 43.7%, 21.8% and 5.0%, respectively, at December 31, 2005, and 43.5%, 18.3% and 11.4%, respectively, at December 31, 2006. In addition to cash and cash equivalents, we believe that our securities portfolio, which consists principally of Brazilian government securities, is also an additional source of liquidity because these securities can be readily converted into cash.

Loans

     The following table sets forth our loans, by segment, for 2004, 2005 and 2006:

	For the Year ended December 31,

	2004	2005	2006

	(in millions of Reais)
Retail	15,653	20,581	22,850
Wholesale	15,027	17,370	20,446
Wealth Management	327	462	535
Insurance	370	824	823

Total Assets	R$ 31,377	R$ 39,237	R$ 44,654

     Loans are one of our main sources of revenue. In 2005, we continued our commitment to expand our loan portfolio in segments that provide higher margins, especially to individuals and small and medium enterprises (SMEs). Our total loans increased 25.1%, or R$7,860 million, in 2005 as compared to 2004, enhanced by the growth in Retail segment loans of 31.5%, or R$4,928 million. Our Retail segment experienced significant growth in the loan portfolios for Unicard, Fininvest and Hipercard, as well as robust growth in loans offered through our branch network. In the Wholesale segment, our loans portfolio increased 15.6%, or R$2,343 million, mainly due to improved economic conditions. This increase was partially offset by the appreciation of the Real, which affected our portfolio of loans indexed to or denominated in foreign currencies.

     In 2006 our total loans increased 13.8% or R$5,417 million, as compared to 2005. In 2006, we took a more conservative approach to credit concession, due to an increased deterioration in our consumer retail loans. However, an increase in our credit card and SMEs loans segments led our retail loans to increase 11.0% or R$2,269 million. In the Wholesale segment, our loans portfolio increased 17.7%, or R$3,076 million, mainly due to improved economic conditions. This increase was partially offset by the appreciation of the Real, which affected our portfolio of loans indexed to or denominated in foreign currencies.

Capital Expenditures

     The following table sets forth our capital expenditures in 2004, 2005 and 2006:

	For the Year ended December 31,

	2004	2005	2006

	(in millions of Reais)
Land and buildings	R$ 68	R$ 105	R$ 9
Furniture and equipment	38	38	72
Leasehold improvements	66	63	55
Data processing	69	56	87
Software developed or obtained for internal use	90	113	125
Other	22	20	20

Total	R$ 353	R$ 395	R$ 368

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

     In 2006, our capital expenditures decreased 6.8% or R$27 million, largely due a slowing down in the expansion of operations, given our decision to focus on exploring our existing points of sale and stores. This decrease was partially offset by an R$34 million increase in capital expenditures for furniture and equipment, due to the remodeling of our existing branch network.

     During the period from 2004 to 2006, we incurred capital expenditures primarily in connection with initiatives designed to increase the efficiency of our operations, services offered to our customers and improving our productivity.

     We expect that our capital expenditures in 2007 will be in line with historical levels.

Changes in Cash Flows

     The following table shows the principal variations in our cash flows during each of the three years indicated:

	For the Year Ended December 31,

	2004	2005	2006

	(in millions of Reais)
Net cash provided by operating activities	1,383	2,989	10,971
Net cash provided by (used in) investing activities	(1,713)	(20,650)	(9,261)
Net cash provided by (used in) financing activities	4,132	6,417	5,474

Net increase (decrease) in cash and cash equivalents	R$ 3,802	R$ (11,244)	R$ 7,184

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
  R$1,585 million increase in deposits; and
  R$1,240 million increase in borrowing under long-term debt arrangements net of repayments, mainly due to R$850 million increase in local onlendings, R$1,066 million increase from a new issuance of subordinated debt, offset by R$168 million decrease in euronotes and R$531 million decrease in notes issued under securitization arrangements.

2006

Net cash provided by operating activities

     During 2006, our operating activities provided R$10,971 million in net cash, and consisted of:

  R$5,444 million provided by our net income adjusted by non-cash items; and
  R$4,331 million provided by an increase in other liabilities, offset by a decrease of R$46 million in other assets and a decrease of R$1,150 million in trading assets.

Net cash used in investing activities

     During 2006, net cash used in investing activities was R$9,261 million, consisting mainly of:

  R$15,826 million used in purchase of securities available for sale, offset by R$13,637 million proceeds from sale of securities available for sale;
  R$1,557 million decrease in federal funds sold and securities purchased under resale agreements;
  R$1,636 million increase in deposits in other banks; and
  R$6,925 million increase in loans, due to our organic growth.

Net cash provided by financing activities

     During 2006, net cash provided by financing activities was R$5,474 million, consisting mainly of:

  R$5,784 million increase in federal funds purchased and securities sold under repurchase agreements;
  R$148 million increase in deposits; and
  R$698 million increase in borrowings under long-term debt arrangements net of repayments, mainly due to R$523 million increase in local onlendings, R$276 million increase from a new issuance of subordinated debt, R$ 758 million increase in mortgage indebtedness, offset by R$493 million decrease in notes issued under securitization arrangements.

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

     The following tables set forth the repricing periods of our interest-earning assets and interest-bearing liabilities as of December 31, 2006. The information at that date may not reflect interest rate gap positions at other times and may not represent the future impact on our results. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

	As of December 31, 2006

	Due in	Due in	Due in	Due in	Due after	Due after	Due
	30 days	31-90	91-180	181-360	1 year to	3 year to	after
	or less	days	days	days	3 years	5 years	5 years	Total

	(in millions of R$, except percentages)
Deposits in other banks	R$ 2,540	R$ 1,053	R$ 787	R$ 1,565	R$ 1,206	R$ 65	R$ 416	R$ 7,632
Federal Funds sold and securities
purchased under resale agreement	14	1,436	800	4,472	5,990	810	991	14,513
Central bank compulsory deposity	5,177	-	-	-	-	-	-	5,177
Trading Related	9,308	95	132	50	190	103	26	9,904
Securities available for sale	353	155	343	944	1,952	1,081	2,458	7,286
Securities held to maturity	54	12	48	167	266	264	765	1,576
Loans (net)	8,631	7,674	5,801	5,548	9,428	2,998	1,997	42,077
Other Assets	54	-	-	-	-	-	-	54

	R$ 26,131	R$ 10,425	R$ 7,911	R$ 12,746	R$ 19,032	R$ 5,321	R$ 6,653	R$ 88,219

	As of December 31, 2006

	Due in	Due in	Due in	Due in	Due after	Due after	Due
	30 days	31-90	91-180	181-360	1 year to	3 year to	after
	or less	days	days	days	3 years	5 years	5 years	Total

	(in millions of R$, except percentages)
Deposits from banks	R$ 435	R$ -	R$ -	R$ -	R$ -	R$ -	R$ -	R$ 435
Saving deposits	7,274	-	-	-	-	-	-	7,274
Time deposits	2,253	1,572	3,839	2,123	11,831	2,763	12	24,393
Federal Funds purchased and securities
sold under repurchase agreements	5,324	1,033	1,138	3,595	5,526	373	2	16,991
Short term borrowings	358	382	613	342	1,181	132	37	3,045
Long term debt	395	817	1,935	1,640	3,938	2,715	3,198	14,638

	R$ 16,039	R$ 3,804	R$ 7,525	R$ 7,700	R$ 22,476	R$ 5,983	R$ 3,249	R$ 66,776

Asset/liability gap	10,092	6,621	386	5,046	(3,444)	(662)	3,404	21,443

Cumulative gap	10,092	16,713	17,099	22,145	18,701	18,039	21,443	21,443

Ratio of cumulative gap to
cumulative total interest
earning assets	11.4%	18.9%	19.4%	25.1%	21.2%	20.4%	24.3%

Exchange Rate Sensitivity

     Most of our operations are denominated in Reais. However, at any given time, we usually have assets, liabilities and derivatives denominated in foreign currencies, principally the U.S. dollar. We enter into derivatives contracts, including swaps, futures and options, to manage our overall exposure, as well as to assist our customers with managing their exposure. Central Bank regulations limit our maximum foreign currency exposure to 60% of our regulatory capital. As of December 31, 2006, our net foreign currency exposure was 6.6% of our regulatory capital, according to Central Bank regulations. For additional information see “Item 5. Operating and Financial Review and Prospects - Macroeconomic Factors Affecting Our Financial Condition and Results of Operations - Effects of Government Regulation on Our Financial Conditions and Results of Operations - Capital Adequacy”.

     As of December 31, 2006, the composition of our assets, liabilities, shareholders’ equity and derivative financial instruments by currency and term was as shown below. The information below may not reflect our net exposure as of such date under the Central Bank’s guidelines, primarily because operations that mature during the following business day are not subject to changes in foreign currency as they are settled with an exchange rate from the previous day. In addition, the information at that date may not reflect the net exposure at other times and may not represent the future impact on our results.

	As of December 31, 2006

		Foreign
	R$	Currency	Total	Percentage

	(in millions of R$, except percentages)
Assets
Cash and due from banks	R$ 1,174	R$ 130	R$ 1,304	1.3%
Loans, securities and other assets	83,677	13,621	97,298	95.0
Less than one year	56,693	6,016	62,709	61.1
From one to three years	16,236	2,606	18,842	18.4
More than three years	10,748	4,999	15,747	15.4
Premises and equipment, net	1,435	-	1,435	1.4
Investments in unconsolidated companies	802	-	802	0.7
Goodwill and other intangibles, net	2,023	-	2,023	2.0
Nonperforming loans	2,196	82	2,278	2.2
Allowance for loan losses	(2,577)	-	(2,577)	(2.5)

Total	R$ 88,730	R$ 13,833	R$ 102,563	100.0%

Percentage of total assets	86.5%	13.5%	100.0%

Liabilities and Stockholders’ Equity
Non-interest bearing deposits	R$ 3,757	R$ 342	R$ 4,099	4.0%
Deposits, borrowings and other liabilities	77,730	10,295	88,025	85.8
Less than one year	50,921	5,395	56,315	54.9
From one to three years	20,383	2,094	22,477	21.9
More than three years	6,426	2,806	9,232	9.0
Stockholders’ equity	10,439	-	10,439	10.2

Total	R$ 91,926	R$ 10,637	R$ 102,563	100.0%

Percentage of total liabilities and
stockholders’ equity	89.6%	10.4%	100.0%

Derivative financial instruments	R$ 811	R$ 104	R$ 915
Net exposure		R$ 3,300

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

     We do not have any significant policies or projects relating to research and development, and we own no patents or licenses.

5.D. TREND INFORMATION

     After a period of economic instability and high inflation, Brazil underwent profound economic and financial changes during the last decade. In 2006, Brazilian interest rates fell to their lowest levels in history, and the country is moving gradually closer to investment grade.

     In an atmosphere of increased competitiveness with a relentless search for efficiency and products with greater added value, a successful financial institution will need greater volume, economies-of-scale, the best quality services, a pioneering spirit and innovation.

     For us, future business development will rely on cross-selling, increased client base, and a greater offer of retail credit in conjunction with continued growth in income and GDP. We expect the Insurance and Pension-Fund business to grow most in the private individual and pension-fund segments, given the trend from closed to open pension fund plans. In the Wholesale segment, given ever-decreasing spreads, future growth will rely on an increasing number of transactions and new opportunities in the capital markets, such as IPOs. In Asset Management, the strategy is to maintain our focus on products with high added value, such as equity funds and credit assets.

     Our constant search for efficiency along with greater volume of revenue will enable us to realize our goals of increased profitability and ever-increasing payouts to our shareholders, creating new employment and contributing to the country’s development.

5.E. OFF-BALANCE SHEET ARRANGEMENTS

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

     The following table presents the notional amount and the credit risk value at December 31, 2006 of derivative positions held for trading and hedging purposes. For additional information, see Note 28 to our consolidated financial statements.

	2006

	Notional	Credit Risk

Interest rates:
Swap contracts - Non-hedge	R$ 10,552	R$ 569
Future contracts - purchased position:
Hedge	1,935	-
Non-hedge	29,310	-
Future contracts - sold position:
Hedge	(13,680)	-
Non-hedge	(9,187)	-
Forward contracts - Non-hedge	498	101
Option contracts - purchase option - Non-hedge	79,087	123
Option contracts - sale option - Non-hedge	67,728	-
Foreign currency:
Swap contracts - Non-hedge	2,210	47
Future contracts - purchased position-Non-hedge.	1,083	-
Future contracts - sold position - Non-Hedge	(1,895)	-
Forward contracts - Non-hedge	2,785	10
Option contracts - purchase option Non-hedge	17,375	47
Option contracts - sale option Non-hedge	9,187	-
Equity Securities:
Future contracts - purchased position - Non-hedge.	44	-
Future contracts - sold position - Non-hedge	(57)	-
Option contracts - purchase option - Non-hedge	56	18
Option contracts - sale option - Non-hedge	21	-

Non-Hedging Transactions

     Interest rate and currency swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The original maturity on these contracts at December 31, 2006 ranges from one day to nine years. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions, due to movements in interest rates and the exchange rate of currencies. We have liabilities related to other interest rate and currency swaps in the amounts of R$243 million and R$226 million that are classified as “Other liabilities” at December 31, 2005 and 2006, respectively.

     Interest rate and currency futures and forwards contracts are contracts for the delayed delivery of an instrument at a specified price or yield. The notional amounts represent the face value of the underlying instrument for which daily cash settlements of the price movements are made for the future contracts. Maturities of these contracts at December 31, 2006 range from two days to eight years. The credit risk associated with future and forwards contracts is minimized due to daily or monthly cash settlements and by entering into transactions with a select number of high-quality institutions.

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

Hedging Transactions

     Cash flow hedge: At December 31, 2005 and 2006, there were future operations with notional amounts of R$11,318 million and R$15,615 million, respectively. In 2005, R$10,598 million was classified as hedge of the variability in forecasted cash flows associated with the Brazilian benchmark inter bank interest rate (CDI) relating to certain time deposits, in 2006 this amount was R$13,680 million. Also in 2005 and 2006 we have recorded R$451 million and R$561 million as hedge of the variability of debentures indexed to CDI and R$268 million and R$1,374 million as hedge of the variability of loans indexed to CDI, respectively.

     The carrying value, represented by fair value, of all derivatives described above are included in trading account assets and in other liabilities – derivatives liability as summarized in Notes 6 and 17 to our consolidated financial statements, when applicable.

Financial Guarantees

     As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers, which are summarized below:

	Contractual amounts

	As of December 31,

			Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	No
	2005	2006					stated
							maturity

Co-obligation for credit
assignment	R$ 34	R$ 150	R$ 127	R$ 4	R$ 15	R$ 4	R$ -
Guarantees	7,155	8,960	1,576	4,401	276	2,284	423
Standby letters of credit and	125	9	9	-	-	-	-
other letter of credit

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

     At December 31, 2005 and 2006, the carrying value of financial guarantees is recorded in “Other liabilities” in the amount of R$34 million and R$ 60 million, including the provision for probable losses in the amount of R$23 million and R$39 million, respectively.

     Additionally, at December 31, 2005 and 2006 we have contractual amounts of R$22,381 million and R$27,263 million, respectively, of unfunded commitments to extend credit for a specified time period to lend to customers who have complied with predetermined contractual conditions. These contracts have maturities of less than one year and can be renewed.

     For a detailed discussion of the impact of off-balance sheet arrangements see Notes 27 and 29 to our consolidated financial statements.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

     Our contractual obligations as of December 31, 2006 are summarized as follows:

				Payments due by period

Contractual obligations	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years

	(in millions of R$)

Time Deposits	R$ 24,393	R$ 9,787	R$ 11,831	R$ 2,763	R$ 12
Euronotes	1,029	382	386	250	11
Foreign onlendings	64	19	31	14	-
Local onlending	6,535	2,416	2,588	935	596
Mortgage indebtedness (1)	1,272	1,266	6	-	-
Notes issued under securitization arrangements	1,644	199	511	478	456
Debentures	765	7	58	-	700
Subordinated Debt	3,240	450	321	1,034	1,435
Obligations under capital leases	63	32	28	3	-
Other	26	16	9	1	-
Total debt obligations	R$ 39,031	R$ 14,574	R$ 15,769	R$ 5,478	R$ 3,210
_________________
(1)	Notes issued in the Brazilian Market, entirely collateralized by real estate loans.

     For additional information related to contractual obligation see Note 16 to our consolidated financial statements.

Other commitments

     We lease many properties under standard real estate leases that can be canceled at our option and include renewal options and escalation clauses for adjusting rentals to reflect changes in price indices. During 2004, we sold many properties used as branches and, subsequently, we rented them for the purpose of continuing our operations. Expenses of real estate leases were R$229 million in 2006.

Future liabilities for the payment of leases related to financing through 2009 are as follows:

Real estate leases
commitments

(in millions of R$)

2007	R$ 2
2008	1
2009	1

Total	R$ 4

SELECTED STATISTICAL INFORMATION

     The following information is included for analytical purposes and should be read in connection with our U.S. GAAP Financial Statements.

Average Consolidated Balance Sheet and Interest Rate Data

     The table below presents the average consolidated balances for our interest-bearing assets and interest-bearing liabilities, the related interest income and expense amounts and the average yields and rates for each period. The average balances were calculated from the month end principal balances together with the related accrued interest balances (see Note 2(b) to our consolidated financial statements).

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

	As of December 31,

		2004			2005			2006

	Average		Average	Average		Average	Average		Average
	balance	Interest	yield/rate	balance	Interest	yield/rate	balance	Interest	yield/rate

	(in millions of R$, except percentages)
Interest-bearing assets:
Interesting bearing deposits
in other banks	R$ 3,780	R$ 249	6.6%	R$ 3,879	R$ 436	11.2%	R$ 5,812	R$ 644	11.1%
Federal funds sold and securities
purchased under resale agreements	10,518	1,538	14.6	10,549	2,069	19.6	13,152	1,809	13.8
Central Bank compulsory deposits	3,378	404	12.0	3,826	569	14.9	4,012	486	12.1
Trading assets	7,643	1,385	18.1	8,658	1,176	13.6	11,401	2,295	20.1
Securities available for sale (1)	3,121	588	18.8	3,511	1,128	32.1	6,790	898	13.2
Securities held to maturity	5,742	449	7.8	3,267	386	11.8	2,534	229	9.0
Loans	27,080	6,495	24.0	33,310	9,343	28.0	39,245	10,060	25.6
Other interest-bearing assets	45	6	13.3	49	4	8.2	52	4	7.7

Total interest-bearing assets	61,307	11,114	18.1	67,049	15,111	22.5	82,998	16,425	19.8

Non-interest-bearning assets:
Cash and due from banks	1,188			1,458			1,863
Central Bank compulsory deposits	896			1,162			1,192
Nonperforming loans	1,122			1,382			2,012
Allowance for loan losses	(1,298)			(1,753)			(2,295)
Investments in unconsolidated
companies	712			626			693
Premises and equipment	1,507			1,390			1,410
Goodwill and intangibles	1,456			1,632			2,307
Other assets	7,493			7,682			9,122

Total non-interest bearing assets	13,076			13,579			16,304

Total assets	R$ 74,383	R$ 11,114	14.9%	R$ 80,628	R$ 15,111	18.7%	R$ 99,302	R$ 16,425	16.5%

Interest-bearing liabilities
Time deposits:
Domestic	R$ 18,838	R$ 2,814	14.9%	R$ 24,502	R$ 4,177	17.0%	R$ 25,983	R$ 3,567	13.7%
International	1,230	29	2.4	856	43	5.0	1,209	99	8.2

Total	20,068	2,843	14.2	25,358	4,220	16.6	27,192	3,666	13.5

Savings deposits:
Domestic	5,684	380	6.7	5,658	415	7.3	5,535	345	6.2
International	484	3	0.6	472	1	0.2	461	1	0.2

Total	6,168	383	6.2	6,130	416	6.8	5,996	346	5.8

Deposits from banks:
Domestic	143	34	23.8	72	14	19.4	175	40	22.9
International	88	0	-	43	5	11.6	7	1	14.3

Total	231	34	14.7	115	19	16.5	182	41	22.5

Federal funds purchased and securities
sold under repurchase agreements	8,874	1,167	13.2	7,194	1,037	14.4	14,459	1,714	11.9

Short-term borrowings:
Domestic	66	1	1.5	17	3	17.6	1,084	(94)	(8.7)
International	3,353	(37)	(1.1)	2,669	(119)	(4.5)	290	103	35.5

Total	3,419	(36)	(1.1)	2,686	(116)	(4.3)	1,374	9	0.7

Long-term debt:
Domestic	6,328	696	11.0	6,138	418	6.8	9,795	606	6.2
International	6,256	253	4.0	5,597	551	9.8	4,472	513	11.5

Total	12,584	949	7.5	11,735	969	8.3	14,267	1,119	7.8

Total interest-bearing liabilities	51,344	5,340	10.4	53,218	6,545	12.3	63,470	6,895	10.9

Non-interest-bearing liabilities:
Demand deposits:
Domestic	2,296			2,982			3,493
International	657			504			702

Total	2,953			3,486			4,195

Other non-interest- bearing liabilities	12,426	-		14,901	-		21,636

Total non-interest-bearing liabilities	15,379	-		18,387	-		25,831

Total liabilities	66,723	5,340	8.0%	71,605	6,545	9.1%	89,301	6,895	7.7%

Shareholders' equity	7,660	-		9,023	-		10,001

Total liabilities and shareholders' equity	R$ 74,383	R$ 5,340		R$ 80,628	R$ 6,545		R$ 99,302	R$ 6,895

_______________
(1)	The average balance for securities classified as available for sale do not include the effect of changes in fair value

Changes in Interest Income and Expenses - Volume and Rate Analysis

     The following table shows the allocation of the changes in our interest income and expense between average volume and changes in the average yields/rates for 2005 compared to 2004 and for 2006 compared to 2005. Volume and rate variances have been calculated based on movements of average balances over the period and changes in average interest yield/rates on interest-bearing assets and interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to the change due to volume and the change due to rate on a proportional basis.

	2005 /2004			2006/2005

	Increase / (decrease)			Increase / (decrease)
	due to changes in:			due to changes in:

			Net			Net
	Volume	yield/rate	change	Volume	yield/rate	change

	(in millions of R$)
Interest-bearing assets:
Interest-bearing deposits in other banks	R$ 7	R$ 180	R$ 187	R$ 214	R$ (6)	R$ 208
Federal funds sold and securities purchased
under resale agreement	5	526	531	442	(702)	(260)
Central Bank compulsory deposits	58	107	165	27	(110)	(83)
Trading assets	168	(377)	(209)	444	675	1,119
Securities available for sale	81	459	540	673	(903)	(230)
Securities held to maturity	(239)	176	(63)	(77)	(80)	(157)
Loans	1,640	1,208	2,848	1,568	(851)	717
Other interest-bearing assets	-	(2)	(2)	-	-	-

Total interest-bearing assets	R$ 1,111	2,886	R$ 3,997	R$ 3,305	R$ (1,991)	R$ 1,314

Interest-bearing liabilities:
Time deposits:
Domestic	R$ 927	R$ 436	R$ 1,363	R$ 240	R$ (850)	R$ (610)
International	(11)	25	14	22	34	56

Total	828	549	1,377	260	(814)	(554)

Savings deposits:
Domestic	(2)	37	35	(9)	(61)	(70)
International	-	(2)	(2)	-	-	-

Total	(2)	35	33	(9)	(61)	(70)

Deposits from banks:
Domestic	(12)	(8)	(20)	23	3	26
International	-	5	5	(5)	1	(4)

Total	(19)	4	(15)	18	4	22

Federal funds purchased and securities sold
under repurchase agreements	(235)	104	(131)	889	(212)	677
Short-term borrow ings:
Domestic	(1)	(3)	2	(87)	(10)	(97)
International	6	(88)	(82)	20	202	222

Total	9	(89)	(80)	27	98	125

Long-term debt:
Domestic	(22)	(256)	(278)	229	(41)	188
International	(29)	327	298	(121)	83	(38)

Total	(67)	87	20	109	41	150

Total interest-bearing liabilities	R$ 201	R$ 1,004	R$ 1,205	R$ 1,169	R$ (819)	R$ 350

     Net Interest Margin and Spread

     The following table shows our average interest-bearing assets, average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread for 2004, 2005 and 2006.

	For the Year Ended December 31 ,

	2004	2005	2006

	(in millions of R$, except percentages)

Total average interest-bearing assets	R$ 61,307	R$ 67,049	R$ 82,998
Total average interest-bearing liabilities	51,344	53,218	63,470
Net interest income (1)	R$ 5,774	R$ 8,566	R$ 9,530
Average yield on average interest-bearing assets	18.1%	22.5%	19.8%
Average rate on average interest-bearing liabilities	10.4	12.3	10.9
Net interest spread (2)	7.7	10.2	8.9
Net interest margin (3)	9.4%	12.8%	11.5%
_________________
(1)	Defined as total interest income less total interest expense.
(2)	Defined as the differences between the average yield on interest-bearing assets and the average rate on interest-bearing liabilities.
(3)	Defined as net interest income divided by average interest-bearing assets.

Returns on Equity and Assets

     The following table shows certain of our financial data for the periods indicated:

	For the Year Ended December 31 ,

	2004	2005	2006

	(in millions of R$, except percentages)

Net income	R$ 2,063	R$ 1,650	R$ 1,951
Average total assets	74,383	80,628	99,302
Average shareholders' equity	R$ 7,660	R$ 9,023	R$ 10,001
Net income as a percentage of average total assets	2.8%	2.0%	2.0%
Net income as a percentage of average shareholders' equity	26.9	18.3	19.5
Dividends payout ratio common and preferred (1)	25.4	44.0	45.6
Average shareholders´ equity as a percentage
of average total assets	10.3%	11.2%	10.1%

__________________
(1)	Defined as dividends declared per share divided by net income per share

Securities Portfolio

     General

     The following table shows our portfolio of trading assets, securities available for sale and securities held to maturity as of December 31, 2004, 2005 and 2006. The amounts exclude our investments in unconsolidated companies (see Note 11 to our consolidated financial statements). Trading assets and securities available for sale are stated at fair value and securities held to maturity are stated at amortized cost (see Notes 2(d), 2(e), 2(f), 6, 7, 8 and 28 to our consolidated financial statements).

	As of December 31 ,

		% of		% of		% of
	2004	total	2005	total	2006	total

	(in millions of R$, except percentages)
Trading Assets:
Federal government securities	R$ 5,985	80.4%	R$ 9,465	81.5%	R$ 6,948	70.1%
Brazilian sovereign bonds (2)	81	1.1	79	0.7	594	6.0
Securities of foreign governments	146	2.0	236	2.0	389	3.9
Corporate debt securities	162	2.2	396	3.4	363	3.7
Bank debt securities	22	0.3	107	0.9	97	1.0
Mutual funds (1)	477	6.4	398	3.4	514	5.2
Shares	90	1.2	97	0.8	229	2.3
Derivative financial instruments	479	6.4	845	7.3	770	7.8

Total	R$ 7,442	100.0%	R$ 11,623	100.0%	R$ 9,904	100.0%

Trading assets as a percentage of
Total assets	9.6%		12.9%		9.7%
Securities Available For Sale:
Federal government securities	R$ 497	19.2%	R$ 489	8.9%	R$ 2,716	37.3%
Brazilian sovereign bonds (2)	-	-	2,374	43.4	2,162	29.7
Securities of foreign governments	27	1.0	-	-	272	3.7
Corporate debt securities	1,791	69.0	2,230	40.8	1,869	25.6
Bank debt securities	137	5.3	283	5.2	121	1.7
Shares	110	4.2	92	1.7	140	1.9
Mutual funds (1)	33	1.3	3	-	6	0.1

Total	R$ 2,595	100.0%	R$ 5,471	100.0%	R$ 7,286	100.0%

Securities available for sale as a
percentage of total assets	3.3%		6.1%		7.1%
Securities held to maturity:
Federal government securities	R$ 2,349	48.6%	R$ 1,091	43.9%	R$ 469	29.8%
Brazilian sovereign bonds (2)	2,178	45.0	1,240	49.8	993	63.0
Corporate debt securities	215	4.4	74	3.0	57	3.6
Bank debt securities	96	2.0	81	3.3	57	3.6

Total	R$ 4,838	100.0%	R$ 2,486	100.0%	R$ 1,576	100.0%

Securities held to maturity as a
percentage of total assets	6.2%		2.8%		1.5%
_________________
(1)	The portfolios of mutual funds held by our insurance, capitalization and private retirement companies are represented mainly by federal government securities.
(2)	Consists primarily of Brady Bonds and Global Bonds issued by Brazilian government abroad.

     At December 31, 2004, 2005 and 2006 we held no securities of a single issuer or related group of companies whose the aggregate book value and market value exceeded 10% of our shareholders’ equity, except for the R$11,090 million, R$14,738 million and R$13,882 million of investment on Federal government securities and Brazilian sovereign bonds representing 129.4%, 154.6% and 133.0% of our shareholders’ equity, respectively.

     Maturity Distribution

     The following table shows the maturity distribution and average yields as of December 31, 2006 for our trading assets, securities available for sale and securities held to maturity. Brazilian tax law does not currently provide income tax exemptions for interest earned on any investment

	As of December 31, 2006

	Due in 1 year or less		Due in between 1 and		Due in between 5 to
			5 years		10 years		Due after 10 years		Total

		Yield		Yield		Yield		Yield		Yield
	R$	% (3)	R$	% (3)	R$	% (3)	R$	% (3)	R$	% (3)

	(in millions of R$, except percentages)
Trading Assets:
Federal government securities	R$ 6,948	11.9%	R$ -	-	R$ -	-	R$ -	-	R$ 6,948	11.9%
Brazilian sovereign bonds	594	9.6	-	-	-	-	-	-	594	9.6
Securities of foreign governments	389	11.2	-	-	-	-	-	-	389	11.2
Corporate debt securities	363	12.1	-	-	-	-	-	-	363	12.1
Bank debt securities	97	5.3	-	-	-	-	-	-	97	5.3
Mutual funds (1)	514	-	-	-	-	-	-	-	514	-
Shares	229	-	-	-	-	-	-	-	229	-
Derivative financial instruments	451	-	293	-	26	-	-	-	770	-

Total (3)	R$ 9,585	11.6%	R$ 293	-	R$ 26	-	R$ -	-	R$ 9,904	11.6%

Securities Available for Sale: (2)
Federal government securities	R$ 761	11.1%	R$ 1,590	12.4%	R$ 90	12.9%	R$ 275	8.1%	R$ 2,716	11.6%
Brazilian sovereign bonds	139	9.8	206	10.2	446	10.1	1,371	8.0	2,162	8.8
Securities of foreign governments	272	11.5	-	-	-	-	-	-	272	11.5
Corporate debt securities	380	8.6	1,214	7.0	206	6.8	69	9.4	1,869	7.4
Bank debt securities	97	5.6	22	11.6	1	12.4	1	9.6	121	6.8
Shares	140	-	-	-	-	-	-	-	140	-
Mutual funds (1)	6	-	-	-	-	-	-	-	6	-

Total (3)	R$ 1,795	10.2%	R$ 3,032	10.1%	R$ 743	9.5%	R$ 1,716	8.1%	R$ 7,286	9.6%

Securities held to maturity:
Federal government securities	-	0.0%	1	0.0%	-	0.0%	468	9.1%	469	9.1%
Brazilian sovereign bonds	192	11.0	504	11.3	158	10.5	139	12.8	993	11.3
Corporate debt securities	53	10.3	4	13.0	-	-	-	-	57	10.5
Bank debt securities	36	9.4	21	5.9	-	-	-	-	57	8.1

Total (3)	R$ 281	10.7%	R$ 530	11.1%	R$ 158	10.5%	R$ 607	9.9%	R$ 1,576	10.5%

securities. Therefore interest income has not been presented on a tax-equivalent basis.

_____________________
(1)	Average yields are not shown as such yields are not meaningful. These securities have been excluded from the calculation of the total yield.
(2)	Fair value balances have been used to compute yield. The fair value adjustments in the amount of R$19 million loss are reflected as a component of shareholders’ equity.
(3)	These yields do not include the monetary correction component of our securities.

     The following table presents our securities portfolio by currency as of December 31, 2004, 2005 and 2006.

			At amortized
	At fair value		cost

	Trading assets	Securities available for sale	Securities held to maturity	Total

	(in millions of R$)
As of December 31, 2004
Brazilian currency (reais)	R$ 6,871	R$ 2,489	R$ 641	R$ 10,001
Indexed by foreing currency (1)	33	-	1,707	1,740
Denominated in foreign currency (1)	538	106	2,490	3,134

Total	R$ 7,442	R$ 2,595	R$ 4,838	R$ 14,875

As of December 31, 2005
Brazilian currency (reais)	R$ 10,961	R$ 1,604	R$ 1,805	R$ 14,370
Indexed by foreing currency (1)	67	-	520	587
Denominated in foreign currency (1)	595	3,867	161	4,623

Total	R$ 11,623	R$ 5,471	R$ 2,486	R$ 19,580

As of December 31, 2006
Brazilian currency (reais)	R$ 8,739	R$ 4,849	R$ 467	R$ 14,055
Indexed by foreing currency (1)	-	-	-	-
Denominated in foreign currency (1)	1,165	2,437	1,109	4,711

Total	R$ 9,904	R$ 7,286	R$ 1,576	R$ 18,766

____________________
(1) Predominantly U.S. dollar

     Central Bank Compulsory Deposits

     We are required to maintain certain deposits with the Central Bank. The following shows the amounts of these deposits at December 31, 2004, 2005 and 2006.

	As of December 31 ,

	2004		2005		2006

		% of total		% of total		% of total
		compulsory		compulsory		compulsory
	R$	deposits	R$	deposits	R$	deposits

		(in millions of R$, except percentages)
Type of deposits:
Non-interest-earning	R$ 1,021	21.2%	R$ 1,087	21.1%	R$ 987	19.1%
Interest-earning	3,787	78.8	4,063	78.9	4,190	80.9

Total	R$ 4,808	100.0%	R$ 5,150	100.0%	R$ 5,177	100.0%

     At December 31, 2005 and 2006 we had also R$621 and R$3,161 of federal government securities, linked to the Central Bank in the form of compulsory deposits, recorded as trading assets in the amount of R$592 in 2005, securities held to maturity in the amount of R$29 in 2005, and securities available for sale in the amount of R$27 in 2006, and federal funds sold and securities purchased under resale agreements in the amount of R$ 3,134 in 2006.

     Loans

     The following table shows gross loans outstanding under our loan portfolio by category of the borrower’s principal business sector. Substantially all of our loans are to borrowers domiciled in Brazil and are denominated in reais. Additionally, approximately half of our loan portfolio is indexed to Brazilian base interest rates or to U.S. dollar.

		As of December 31,

	2002	2003	2004	2005	2006

		(in millions of R$)
Type of Loans
Commercial:
Industrial and other	R$ 12,480	R$ 13,122	R$ 15,263	R$ 19,049	R$ 22,549
Import financing	1,231	759	1,291	1,369	1,503
Export financing	2,714	2,510	1,804	2,076	1,548
Real estate loans, primarily residential housing loans	648	844	1,052	1,284	1,404
Direct lease financing	520	471	639	826	1,907
Individuals:
Overdraft	873	795	804	779	660
Financing	3,503	3,703	4,524	6,009	5,533
Credit card	1,516	1,862	3,676	5,031	5,957
Agricultural	791	812	1,050	1,120	1,315
Nonperforming loans	978	1,161	1,274	1,694	2,278
Allowance for loan losses	(1,389)	(1,317)	(1,560)	(2,107)	(2,577)

Loans, net	R$ 23,865	R$ 24,722	R$ 29,817	R$ 37,130	R$ 42,077

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

Nonperforming Loans

     The following table shows our nonperforming loans, together with certain asset quality ratios for the years 2002 through 2006. We consider all loans 60 days or more overdue as nonperforming and subject to review for impairment. Small-balance homogenous loans, such as overdrafts, credit card receivables, residential housing loans and consumer installment loans, are aggregated for purposes of evaluating impairment. Larger-balance loans are assessed based on the risk characteristics of each individual borrower. We do not have any material restructured loans. Charge-off normally occurs if no payment is received within 360 days.

	As of or for the Year Ended December 31,

	2002	2003	2004	2005	2006

	(in millions of R$, except percentages)

Nonperforming loans	R$ 978	R$ 1,161	R$ 1,274	R$ 1,694	R$ 2,278
Foreclosed assets, net of reserves	92	95	44	71	168

Total nonperforming loans and foreclosed assets	R$ 1,070	R$ 1,256	R$ 1,318	R$ 1,765	R$ 2,446

Allowance for loan losses	1,389	1,317	1,560	2,107	2,577
Total loans	R$ 25,254	R$ 26,039	R$ 31,377	R$ 39,237	R$ 44,654

Nonperforming loans as a percentage of total loans	3.9%	4.5%	4.1%	4.3%	5.1%
Nonperforming loans and foreclosed
assets as a percentage of total loans	4.2	4.8	4.2	4.5	5.5
Allowance for loan losses as a percentage
of total loans	5.5	5.1	5.0	5.4	5.8
Allowance for loan losses as a percentage
of nonperforning loans	142	113	122	124	113
Allowance for loan losses as a percentage of nonperforming
loans and foreclosed assets	130	105	118	119	105
Net charge-offs during the period as percentage of
average loans outstanding (including nonperforming loans)	4.8%	3.8%	2.5%	3.8%	3.8%

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

     Risks of the Loan Portfolio by Category

     Credit Risk - Lending

For a discussion of credit risk - lending, see “Item 11 - Quantitative and Qualitative Disclosures about Market Risk - Credit”.

     Indexation

     Substantially all of our loan portfolio is denominated in reais. However, a portion of the portfolio is indexed to or denominated in foreign currencies, primarily the U.S. dollar, which at December 31, 2004, 2005 and 2006 represented, 19.3%, 17.6% and 18.1%, respectively, of our total loan portfolio. Our main loan transactions denominated in or indexed to the U.S. dollar consist of onlending of eurobonds and export and import financing.

     Maturity and Interest Rate Sensitivity of Loans

     The following tables show the maturity distribution of our loan portfolio by category as well as the interest rate sensitivity of the loan portfolio by maturity distribution.

	As of December 31,2006

	Due in	Due in	Due in	Due in	Due in
	between	between	between	between	between	Due in	Due	No	Total	Allowance
	30 days	31-90	91-180	181-360	1 and 3	3 and 5	after	stated	gross	for loans	Total
	or less	days	days	days	years	years	5 years	maturity	loans	losses

					(In millions of R$)
Type of Loan
Commercial:
Industrial and other	R$4,467	R$3,802	R$3,073	R$2,440	R$ 5,428	R$ 2,108	R$1,459	R$ 437	R$23,214	R$ (1,145)	R$22,069
Import financing	55	115	216	197	876	34	8	2	1,503	(3)	1,500
Export financing	216	346	205	252	152	314	31	40	1,556	(15)	1,541
Real estate loans, primarily	50	74	111	185	416	207	444	19	1,506	(38)	1,468
residential housing loans
Direct lease financing	90	168	232	397	881	178	1	12	1,959	(43)	1,916
Individuals:
Overdraft	267	359	5	2	-	-	-	174	807	(115)	692
Financing	1,360	719	869	1,231	1,455	102	17	293	6,046	(501)	5,545
Credit card	2,749	1,853	703	367	20	-	-	1,050	6,742	(698)	6,044
Agricultural	59	231	377	382	172	55	37	8	1,321	(19)	1,302

Total	R$ 9,313	R$ 7,667	R$ 5,791	R$ 5,453	R$ 9,400	R$ 2,998	R$ 1,997	R$2,035	R$ 44,654	R$ (2,577)	R$ 42,077

     Credit card loans require minimum payment, which ranges from 15% to 20% of the outstanding balance and the remaining balances may be rolled-over at the customer’s discretion.

As of December 31, 2006

		Due in	Due in	Due in	Due in	Due in
	Due in	between	between	between	between	between	Due	No	Total
	30 days	31-90	91-180	181-360	1 and 3	3 and 5	after	stated	gross
	or less	days	days	days	years	years	5 years	maturity	loans

(In millions of R$)
Loans to customers by
maturity subject to:
Variable rates	R$2,950	R$2,785	R$2,484	R$2,159	R$ 6,018	R$ 2,513	R$1,962	R$ 151	R$21,022
Fixed rates	6,363	4,882	3,307	3,294	3,382	485	35	1,884	23,632

Total	R$ 9,313	R$ 7,667	R$ 5,791	R$ 5,453	R$ 9,400	R$ 2,998	R$ 1,997	R$2,035	R$ 44,654

     Foreign Country Loans Outstanding

     Cross-border outstanding loans at December 31, 2006 in each foreign country account are showed in the following table:

Foreign Country	Loans, net	% of total assets

Cayman Island	R$ 2,073	2.02%
Paraguay	438	0.43
Luxembourg	56	0.05

Total	R$ 2,567	2.50%

     Additionally, our deposit base is primarily comprised of Brazilian-based customers and the amount of deposits outside of Brazil is not considered significant (less than 10% of total deposits).

     Loans by Economic Activity

     The following table shows our loans by borrowers’ economic activity as of December 31, 2004, 2005 and 2006. The table does not include nonperforming loans.

	As of December 31,

	2004		2005		2006

	Loan	% of loan	Loan	% of loan	Loan	% of loan
	portfolio	portfolio	portfolio	portfolio	portfolio	portfolio

		(in millions of R$, except percentages)
Manufacturing
Electricty, gas and water	R$ 1,657	5.5%	R$ 2,530	6.7%	R$ 3,366	7.9%
Paper, pulp, paper and wood products	1,221	4.1	1,487	4.0	1,463	3.5
Food, beverages and tobacco	1,086	3.6	1,339	3.6	1,986	4.7
Automobile industry	994	3.3	2,100	5.6	1,276	3.0
Production of machines and equipment	853	2.8	892	2.4	638	1.5
Chemical and pharmaceutical	816	2.7	912	2.4	769	1.8
Basic metal industries	770	2.6	963	2.6	1,281	3.0
Petroleum	417	1.4	389	1.0	469	1.1
Extractive	379	1.3	395	1.0	501	1.2
Textiles, clothing and leather goods	367	1.2	463	1.2	345	0.8
Electronic and communication equipment	332	1.1	95	0.3	206	0.5
Rubber and plastic	203	0.7	203	0.5	229	0.5
Production of metal goods	171	0.6	152	0.4	280	0.7
Electric and electronic	145	0.5	175	0.5	223	0.5
Other manufacturing industries	20	0.1	20	0.1	301	0.7

Subtotal	9,431	31.5	12,115	32.3	13,333	31.4

Retailers
Retail	1,873	6.2	2,172	5.8	3,365	7.9
Wholesale	1,171	3.9	1,598	4.3	1,916	4.5

Subtotal	3,044	10.1	3,770	10.1	5,281	12.4

Financial sevice
Financial companies	279	0.9	1,169	3.1	1,438	3.4
Insurance companies and private pension funds	5	-	2	-	75	0.2

Subtotal	284	0.9	1,171	3.1	1,513	3.6

Residential construction loans	266	0.9	313	0.8	461	1.1

Other services:
Transportation	1,556	5.2	1,787	4.8	2,423	5.7
Post office and telecommunications	1,364	4.5	1,265	3.3	950	2.2
Construction	433	1.4	417	1.1	556	1.3
Real estate services	400	1.3	481	1.3	424	1.0
Agricultural	268	0.9	400	1.1	344	0.8
Associative activities	153	0.5	209	0.6	114	0.3
Education	147	0.5	129	0.3	118	0.3
Health and social services	145	0.5	160	0.4	191	0.5
Cultural and sport leisure activities	96	0.3	47	0.1	35	0.1
Lodging and catering services	92	0.3	128	0.3	140	0.3
Other	1,512	5.0	1,091	2.9	1,256	3.0

Subtotal	6,166	20.4	6,114	16.2	6,551	15.5

Agriculture, livestock, forestry and fishing	899	3.0	892	2.4	1,060	2.5
Individuals:
Consumer loans	9,007	29.9	11,828	31.5	10,624	25.1
Residential mortgage loans	786	2.6	971	2.6	939	2.2
Lease financing	69	0.2	141	0.4	857	2.0
Other	151	0.5	228	0.6	1,757	4.2

Subtotal	10,013	33.2	13,168	35.1	14,177	33.5

Total	R$ 30,103	100.0%	R$ 37,543	100.0%	R$ 42,376	100.0%

Classification of Loan Portfolio

     The following table shows the current classification of our loan portfolio by risk category, which AA represents minimum credit risk and H represents extremely high credit risk. At December 31, 2004, 2005 and 2006, 91.1%, 92.5% and 93.7%, respectively of our loan portfolio were classified in the categories AA to C, which represent loans on full accrual status.

As o f December 31, 2004

Loans						Nonperforming loans					Allowance for loan losses

			Wealth					Wealth					Wealth
Risk	Whole-		manage	Insur-		Whole-		manage	Insur-		Whole-		manage	Insur-
level	sale	Retail	ment	ance	Total	sale	Retail	ment	ance	Total	sale	Retail	ment	ance	Total

(in millions of R$)
AA	R$ 8,216	R$ 4,118	R$ 250	R$ 368	R$ 12,952	R$ -	R$ -	R$ -	R$ -	R$ -	R$ 8	R$ -	R$ -	R$ -	R$ 8
A	3,196	8,066	10	-	11,272	-	-	-	-	-	14	42	-	-	56
B	1,394	1,211	28	-	2,633	-	-	-	-	-	13	13	-	-	26
C	724	972	4	-	1,700	2	39	-	-	41	64	34	-	-	98
D	907	143	4	-	1,054	78	178	-	-	256	282	43	-	-	325
E	186	49	1	-	236	36	172	-	-	208	82	70	-	-	152
F	2	25	-	-	27	9	149	-	-	158	15	90	-	-	105
G	135	14	2	-	151	1	122	-	-	123	126	96	2	-	224
H	20	47	11	-	78	121	348	17	2	488	141	395	28	2	566

Total	R$ 14,780	R$ 14,645	R$ 310	R$ 368	R$ 30,103	R$ 247	R$ 1,008	R$ 17	R$ 2	R$ 1,274	R$ 745	R$ 783	R$ 30	R$ 2	R$ 1,560

As o f December 31, 2005

Loans						Nonperforming loans					Allowance for loan losses

			Wealth					Wealth					Wealth
Risk	Whole-		manage	Insur-		Whole-		manage	Insur-		Whole-		manage	Insur-
level	sale	Retail	ment	ance	Total	sale	Retail	ment	ance	Total	sale	Retail	ment	ance	Total

(in millions of R$)
AA	R$ 10,858	R$ 4,626	R$ 358	R$ 820	R$ 16,662	R$ -	R$ -	R$ -	R$ -	R$ -	R$ 84	R$ 13	R$ 12	R$ 3	R$ 112
A	3,646	10,851	11	-	14,508	-	-	-	-	-	51	146	-	-	197
B	1,418	1,690	25	-	3,133	-	-	-	-	-	34	65	-	-	99
C	516	1,358	57	-	1,931	-	45	-	-	45	60	197	-	-	257
D	690	228	1	-	919	22	289	-	-	311	91	175	-	-	266
E	19	83	-	-	102	6	241	-	-	247	39	133	-	-	172
F	36	57	1	-	94	4	221	-	-	225	43	130	-	-	173
G	54	64	2	-	120	7	184	-	-	191	63	109	-	-	172
H	1	66	7	-	74	93	578	-	4	675	212	445	-	2	659

Total	R$ 17,238	R$ 19,023	R$ 462	R$ 820	R$ 37,543	R$ 132	R$ 1,558	R$ -	R$ 4	R$ 1,694	R$ 677	R$ 1,413	R$ 12	R$ 5	R$ 2,107

As o f December 31, 2006

Loans						Nonperforming loans					Allowance for loan losses

			Wealth					Wealth					Wealth
Risk	Whole-		manage	Insur-		Whole-		manage	Insur-		Whole-		manage	Insur-
level	sale	Retail	ment	ance	Total	sale	Retail	ment	ance	Total	sale	Retail	ment	ance	Total

(in millions of R$)
AA	R$ 13,051	R$ 5,243	R$ 420	R$ 822	R$ 19,536	R$ 10	R$ -	R$ -	R$ -	R$ 10	R$ 79	R$ 1	R$ -	R$ -	R$ 80
A	5,140	11,746	12	-	16,898	-	8	-	-	8	71	61	-	-	132
B	1,538	1,930	14	-	3,482	-	3	-	-	3	75	24	-	-	99
C	463	1,296	79	-	1,838	-	60	-	-	60	192	52	3	-	247
D	64	181	-	-	245	83	277	1	-	361	147	54	-	-	201
E	5	95	-	-	100	-	241	-	-	241	5	112	-	-	117
F	21	54	-	-	75	10	224	-	-	234	31	149	-	-	180
G	1	35	-	-	36	-	198	1	-	199	1	191	1	-	193
H	37	127	2	-	166	23	1,132	6	1	1,162	60	1,259	8	1	1,328

Total	R$ 20,320	R$ 20,707	R$ 527	R$ 822	R$ 42,376	R$ 126	R$ 2,143	R$ 8	R$ 1	R$ 2,278	R$ 661	R$ 1,903	R$ 12	R$ 1	R$ 2,577

     Allowance for Loan Losses

     The following table shows activity in the allowance for loan losses for 2002, 2003, 2004, 2005 and 2006.

	As of or for the Year Ended December 31,

	2002	2003	2004	2005	2006

	(in millions of R$)
Balance at beginning of period	R$ 1,276	R$ 1,389	R$ 1,317	R$ 1,560	R$ 2,107
Charge-offs:
Commercial:
Industrial and other	(293)	(366)	(236)	(340)	(382)
Import end export financing	(9)	(25)	-	(1)	-
Real estate loans, primarily residential housing loans	(36)	(21)	(54)	(24)	(15)
Direct lease financing	(15)	(1)	(1)	(2)	(4)
Individuals:
Overdraft	(93)	(79)	(76)	(70)	(128)
Financing	(436)	(412)	(256)	(415)	(437)
Credit card	(647)	(426)	(494)	(590)	(876)

Total charge-offs	R$ (1,529)	R$ (1,330)	R$ (1,117)	R$ (1,442)	R$ (1,842)

Recoveries:
Commercial:
Industrial and other	R$ 111	R$ 83	R$ 249	R$ 34	R$ 95
Import end export financing	4	10	-	-	-
Real estate loans, primarily residential housing loans	12	1	9	6	10
Direct lease financing	8	2	4	1	5
Individuals:
Overdraft	23	17	5	2	5
Financing	57	148	55	40	94
Credit card	136	116	90	36	70
Agricultural	-	-	-	-	3

Total recoveries	R$ 351	R$ 377	R$ 412	R$ 119	R$ 282

Net charge-offs	(1,178)	(953)	(705)	(1,323)	(1,560)
Provision for loan losses	1,291	881	948	1,870	2,030

Balance at the end of period	R$ 1,389	R$ 1,317	R$ 1,560	R$ 2,107	R$ 2,577

Ratio of net charge-offs during the period to
average loans outstanding including nonperforming loans
during the period	4.8%	3.8%	2.5%	3.8%	3.8%

     The following table shows our provision for loan losses, loan charge-offs and loan recoveries for 2004, 2005 and 2006:

	For the Year Ended December 31,			% Change

	2004	2005	2006	2005/2004	2006/2005

		(in millions of R$, except percentages)
Provision for loan losses	R$ 948	R$ 1,870	R$ 2,030	97.3%	8.6%
Loan charge-offs	(1,117)	(1,442)	(1,842)	29.1	27.7
Total recoveries	412	119	282	(71.1)	137.0

Net charge-offs	R$ (705)	R$ (1,323)	R$ (1,560)	87.7%	17.9%

Provision to loans (1)	3.4%	5.4%	4.9%
_________________
(2)	Provision expressed as a percentage of average loans, including nonperforming loans.

      For information regarding the allowance for loan losses, provision for loan losses, loan charge-offs, loan recoveries and nonperforming loans, see Item 5.A. Operating Results.

Allocation of the Allowance for Loan Losses

     The following table shows our allocation of the allowance for loan losses as of December 31, 2002, 2003, 2004, 2005 and 2006. The allocated amount of the allowance is expressed as a percentage of the related loan amount with the corresponding percentage of the loan category to total loans.

	As of December 31,

	2002			2003			2004

	Allocated allowance	Allocated allowance as a percentage of total loans	Loans category as a percentage of total loans	Allocated allowance	Allocated allowance as a percentage of total loans	Loans category as a percentage of total loans	Allocated allowance	Allocated allowance as a percentage of total loans	Loans category as a percentage of total loans

	(in millions of R$, except percentages)
Type of loan:

Commercial:
Industrial and other	R$ 700	2.8%	50.6%	R$ 638	2.5%	51.9%	R$ 869	2.8%	49.8%
Import financing	19	0.1	4.9	10	-	2.9	2	-	4.1
Export financing	17	0.1	10.8	10	-	9.6	10	-	5.8
Real estate loans, primarily
residential housing loans	55	0.2	2.8	32	0.1	3.5	37	0.1	3.6
Direct lease financing	32	0.1	2.1	16	0.1	1.9	18	0.1	2.1
Individuals:
Overdraft	58	0.2	3.7	61	0.2	3.3	53	0.2	3.0
Financing	298	1.2	15.1	297	1.2	15.6	302	1.0	15.4
Credit card	146	0.6	6.8	202	0.8	8.2	230	0.7	12.8
Agricultural	64	0.2	3.2	51	0.2	3.1	39	0.1	3.4

Total	R$ 1,389	5.5%	100.0%	R$ 1,317	5.1%	100.0%	R$ 1,560	5.0%	100.0%

	As of December 31,

	2005			2006

	Allocated allowance	Allocated allowance as a percentage of total loans	Loans category as a percentage of total loans	Allocated allowance	Allocated allowance as a percentage of total loans	Loans category as a percentage of total loans

	(in millions of R$, except percentages)
Type of loan:
Commercial:
Industrial and other	910	2.3%	49.4%	1,145	2.6%	52.0%
Import financing	3	-	3.5	3	-	3.3
Export financing	8	-	5.3	15	-	3.5
Real estate loans	29	0.1	3.5	38	0.1	3.4
Direct lease financing	45	0.1	2.2	43	0.1	4.4
Individuals:
Overdraft	99	0.3	2.5	115	0.3	1.8
Financing	536	1.4	16.6	501	1.1	13.5
Credit card	448	1.1	14.1	698	1.6	15.1
Agricultural	29	0.1	2.9	19	-	3.0

Total	R$ 2,107	5.4%	100.0%	R$ 2,577	5.8%	100.0%

Average Deposit Balances and Interest Rates

     The following table shows the average balance of deposits together with the average interest rate paid for each period presented.

	As of or for the Year Ended December 31,

	2004		2005		2006

	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate

	(in millions of R$, except percentages)
Domestic deposits:
Non-interest-bearing deposits:
Demand deposits	R$ 2,296	- %	R$ 2,982	- %	R$ 3,493	0%
Interest-bearing deposits:
Deposits from banks	143	23.8	72	19.4	175	22.9
Savings deposits	5,684	6.7	5,658	7.3	5,535	6.2
Time deposits	18,838	14.9	24,502	17.0	25,983	13.7

Total interest-bearing deposits	24,665	13.1	30,232	15.2	31,693	12.5

Total domestic deposits	26,961	12.0	33,214	13.9	35,186	11.2

International deposits: (1)
Non-interest-bearing deposits:
Demand deposits	R$ 657	- %	R$ 504	- %	R$ 702	0%
Interest-bearing deposits:
Deposits from banks	88	-	43	11.6	7	14.3
Savings deposits	484	0.6	472	0.2	461	0.2
Time deposits	1,230	2.4	856	5.0	1,209	8.2

Total interest-bearing deposits	1,802	1.8	1,371	3.6	1,677	6.0

Total international deposits	2,459	1.3	1,875	2.6	2,379	4.2

Total deposits	R$ 29,420	11.1%	R$ 35,089	13.3%	R$ 37,565	10.8%

___________________
(1)	Denominated in currencies other than reais, primarily U.S. dollar.

Maturity of Deposits

     The following table shows the maturity distribution of our deposits at December 31, 2006.

	As of December 31, 2006

	Due in 3 months or less	Due in between 3 and 6 months	Due in between 6 months and 1 year	Due after 1 year	Total

	(in millions of R$)
Domestic deposits:
Non-interest-bearing deposits:
Demand deposits	R$ 3,757	R$ -	R$ -	R$ -	R$ 3,757
Interest-bearing deposits:
Deposits from banks	427	-	-	-	427
Savings deposits	6,796	-	-	-	6,796
Time deposits	1,612	3,726	2,025	14,511	21,874

Total interest-bearing deposits	8,835	3,726	2,025	14,511	29,097

Total domestic deposits	12,592	3,726	2,025	14,511	32,854

International deposits: (1)
Non-interest-bearing deposits:
Demand deposits	R$ 342	R$ -	R$ -	R$ -	R$ 342
Interest-bearing deposits:
Deposits from banks	8	-	-	-	8
Savings deposits	478	-	-	-	478
Time deposits	2,213	113	98	95	2,519

Total interest-bearing deposits	2,699	113	98	95	3,005

Total international deposits	3,041	113	98	95	3,347

Total deposits	R$ 15,633	R$ 3,839	R$ 2,123	R$ 14,606	R$ 36,201

__________________
(1)	Denominated in currencies other than reais, primarily U.S. dollar.

    The following table shows the maturity of outstanding deposits with balances in excess of US$100,000.00 (or its equivalent) issued by us at December 31, 2006.

	Currency

	Domestic	International

	( in millions of R$)

Maturity within 3 months	R$ 1,354	R$ 2,213
Maturity after 3 months but within 6 months	3,331	113
Maturity after 6 months but within 12 months	1,044	98
Maturity after 12 months	8,735	95

Total deposits in excess of US$100,000.00	R$ 14,464	R$ 2,519

Capital

     Specific regulatory capital requirements are discussed in Item 4.B. Business Overview – Regulation and Supervision.

Minimum Capital Requirements

     The following table shows our actual capital compared to the minimum capital required by the Central Bank rules and presented in accordance with accounting principles adopted in Brazil.

	As of December 31,

	Partial Consolidation (1)			Full Consolidation (2)

	2004	2005	2006	2004	2005	2006

			(In millions of R$)
Our Regulatory Capital	R$ 9,982	R$ 10,992	R$ 13,080	R$ 10,508	R$ 11,732	R$ 13,871
Minimum Regulatory Capital Required	6,748	7,729	9,000	7,364	7,993	9,190

Excess Over Minimum regulatory Capital Required	R$ 3,234	R$ 3,263	R$ 4,080	R$ 3,144	R$ 3,739	R$ 4,681

___________________
(1)	Partial consolidation excludes non-financial subsidiaries.
(2)	Full consolidation includes both financial and non-financial subsidiaries.

     For additional information on capital – minimum capital requirements see Note 31 to our consolidated financial statements and Item 5.B. Liquidity and Capital Resources – Sources of Funding - Capital.

Short-term Borrowings

     The following table presents a summary of the primary short-term borrowings for the periods indicated.

	As of or for the Year Ended December 31,

	2004	2005	2006

	(in millions of R$, except percentages)
Federal Funds Purchased and Securities
Sold Under Repurchase Agreements:
Amount outstanding	R$ 6,687	R$ 10,721	R$ 16,991
Maximum amount outstanding during the period	15,417	10,721	17,939
Weighted average interest rate at period-end	17.8%	18.0%	13.2%
Average amount outstanding during period	8,874	7,194	14,459
Weighted average interest rate	13.2	14.4	11.9
Import and Export Financing:
Amount outstanding	R$ 2,048	R$ 2,932	R$ 2,420
Maximum amount outstanding during the period	3,788	2,932	2,932
Weighted average interest rate at period-end	2.7%	4.6%	6.7%
Average amount outstanding during period	2,761	2,378	2,440
Weighted average interest rate	(1.4)%	(5.3)%	(0.3)%
Other Interbank Borrowings:
Amount outstanding	R$ 600	R$ 235	R$ 533
Maximum amount outstanding during the period	747	340	803
Weighted average interest rate at period-end	2.6%	4.0%	5.5%
Average amount outstanding during period	573	273	363
Weighted average interest rate	-%	1.7%	4.6%
Other:
Amount outstanding	R$ 29	R$ 72	R$ 92
Maximum amount outstanding during the period	-	-	111
Weighted average interest rate at period-end	-%	-%	-%
Average amount outstanding during period	-	-	85
Weighted average interest rate	-%	-%	-%

Total	R$ 9,364	R$ 13,960	R$ 20,036

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

Unibanco

     We are managed by our:

  Board of Directors (Conselho de Administração), consisting of nine Directors; and
  Board of Officers (Diretoria), consisting of one Chief Executive Officer, four Vice Presidents and ten Executive Officers (who make up the Board of Executive Officers), thirty-seven Officers and thirty-five deputy Officers.

     The Board of Directors is our decision-making body. It determines our general corporate guidelines and policies by:

  establishing our corporate strategy;
  reviewing our business plans; and
  supervising and monitoring the activities of our executive Officers.

     The Board of Officers is elected by our Board of Directors. The Board of Executive Officers is responsible for the management and supervision of our corporate activities by ensuring compliance with our general corporate guidelines and policies established at general shareholders meetings, by our Board of Directors and bylaws. All members of the Board of Officers have the power to act on our behalf pursuant to our bylaws. We previously had two Executive Vice Presidencies, but they have their positions changed to Vice Presidencies by our Board of Directors on June 29, 2006.

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

     The Vice Presidents are responsible for the operational and administrative management of the retail and wholesale banking activities, which comprise the following areas:

  wholesale banking;
  national and international distribution,
  asset management;
  retail banking, including branches network, other commercial banking activities and consumer finance companies;
  insurance and private pension plan departments;
  human resources;
  corporate communications;
  investors relations; and
  planning, controlling, accounting and management of systems, supplies and engineering.

     In accordance with the policies, directives and parameters established by the Board of Directors, it is jointly incumbent upon the Chief Executive Officer and the Vice Presidents:

  to make changes to and approve UNIBANCO’s administrative structure and internal rules;
  to submit to the approval of the Board of Directors the results and investment budgets and the respective business plans for each business segment as well as to implement the decisions made;
  to establish operational and administrative limits of authority;
  to care for the improvement of the members of management, following up on their professional performance and development.

     The Executive Officers are responsible for the management and supervision of the areas delegated by the Board of Directors or by the Board of Officers and for the supervision and coordination of the performance of the Officers and Deputy Officers that are under their supervision.

     The following areas are under the responsibility of Officers and Executive Officers who report directly to the Chief Executive Officer:

  legal and institutional relationship;
  compliance and risk management; and
  treasury.

     The Officers are responsible for the management and supervision of the areas delegated by the Board of Executive Officers.

     The Deputy Officers are responsible for the management and supervision of the areas delegated by the Board of Executive Officers or by the Officers.

     Pursuant to Brazilian law, the election of each member of our Board of Directors and Board of Officers must be approved by the Central Bank. As indicated in the table below, two new Directors were elected at our March 21, 2007 Shareholders’ Meeting and one former Deputy Officer was elected as Officer at our March 21, 2007 Board of Directors’ meeting. Such elections are still pending Central Bank approval. Six new Deputy Officers were elected at our March 30 and April 30, 2007 Board of Directors’ meetings and their elections are also pending Central Bank approval. In addition, at our April 12, 2006, July 27, 2006 and December 21, 2006 Board of Directors meetings, six new Officers were elected. These elections have already been approved by the Central Bank and these Officers were reelected at our March 21, 2007 Board of Directors meeting.

     Except for those indicated below, the elections of all of our Directors and Officers have been approved by the Central Bank.

     As of June 2007, our Directors, Executive Officers and Officers are:

Directors	Position	Date of Birth

Pedro Sampaio Malan	Chairman	February 19, 1943
Pedro Moreira Salles	Vice Chairman	October 20, 1959
Armínio Fraga Neto	Director	July 20, 1957
Israel Vainboim	Director	June 1, 1944
Joaquim Francisco de Castro Neto	Director	March 30, 1944
Pedro Luiz Bodin de Moraes	Director	July 13, 1956
João Dionisio Filgueira Barreto	Director	October 22, 1962
Amoêdo
Francisco Eduardo de Almeida	Director	December 14, 1958
Pinto**
Guilherme Affonso Ferreira**	Director	May 9, 1951

Executive Officers	Position	Date of Birth

Pedro Moreira Salles	Chief Executive Officer	October 20, 1959
Demosthenes Madureira de Pinho	Vice President	January 28, 1960
Neto
Márcio de Andrade Schettini	Vice President	May 22, 1964
Geraldo Travaglia Filho	Vice President	May 26, 1951
José Castro Araújo Rudge	Vice President	September 25, 1957
Celso Scaramuzza	Executive Officer	December 3, 1952
Daniel Luiz Gleizer	Executive Officer	February 23,1960
Ivo Luiz de Sá Freire Vieitas Junior	Executive Officer	June 14, 1964
Jose Roberto Haym	Executive Officer	October 12, 1959
Marcos de Barros Lisboa	Executive Officer	August 2, 1964
Nicolau Ferreira Chacur	Executive Officer	July 24, 1964
Osias Santana de Brito	Executive Officer	October 11, 1963
Raphael Afonso Godinho de	Executive Officer	February 28, 1966
Carvalho
Roberto Lamy	Executive Officer	April 9, 1958
Rogério Carvalho Braga	Executive Officer	January 30, 1956

Officers	Position	Date of Birth

Álvaro Augusto Mendes Lopes	Officer	September 17, 1965
André Sapoznik	Officer	February 24, 1972
Antonio Carlos Azevedo	Officer	November 16, 1968
Antonio Carlos Azzi Junior	Officer	November 8, 1962
Bruno Padilha de Lima Costa	Officer	January 21, 1975
Cai Alejandro Von Igel	Officer	December 4, 1967
Carlos Alberto Bezerra de Moura	Officer	April 1, 1974
Carlos Eduardo Castro	Officer	March 17, 1960
Carlos Elder Maciel de Aquino	Officer	April 9, 1961
Carlos Henrique Zanvettor	Officer	March 30, 1966
Claudia Politanski	Officer	August 31, 1970
Claudio Coracini	Officer	April 17, 1956
Cláudio José Coutinho Arromatte	Officer	February 2, 1966
Edgard Borsoi Viana	Officer	February 3, 1960
Fabio Massashi Okumura	Officer	February 4, 1965
Francisco de Assis Crema	Officer	October 4, 1949
Humberto Padula Filho	Officer	June 11, 1966
José Ramon do Amaral Gomez	Officer	June 20, 1965

Julio Almeida Gomes	Officer	December 25, 1966
Luis Tadeu Mantovani Sassi	Officer	September 6, 1958
Luiz Eduardo Loureiro Veloso	Officer	April 4, 1968
Marcelo Ariel Rosenhek*	Officer	April 01, 1968
Marcelo da Silva Mitri	Officer	March 10, 1965
Marcelo Luis Orticelli	Officer	August 22, 1966
Marcia Maria Freitas de Aguiar	Officer	July 9, 1966
Marcos Braga Dainesi	Officer	December 2, 1958
Marcos Augusto Caetano da Silva Filho	Officer	August 22, 1966
Moises dos Santos Jardim	Officer	January 13, 1963
Paulo Meirelles de Oliveira Santos	Officer	November 25, 1957
Paulo Pires Vaz	Officer	August 5, 1953
Plínio Cardoso da Costa Patrão	Officer	October 14, 1966
Ricardo Coutinho	Officer	July 28, 1963
Rogério Vasconcelos Costa	Officer	June 11, 1970
Romildo Gonçalves Valente	Officer	April 5, 1966
Rubem Rollemberg Henriques	Officer	July 20, 1959
Sérgio Ricardo Juruena da Costa Braga	Officer	May 30, 1967
William Mcdougall Bethlem	Officer	October 18, 1961

*	The nomination of these Officers to these positions is pending approval by the Central Bank.
**	The election of these Directors to these positions is still pending approval by the Central Bank.

          Each Director is elected for a one-year term by the Shareholders’ Meeting and holds such position until they are reelected upon expiration of his or her term, or until a successor is invested. A Director may not be re-elected after his or her sixty-fifth birthday, unless such election is approved by the Board of Directors. The current members of the Board of Directors were elected at the Ordinary Shareholders’ meeting held on March 21, 2007.

          Members of the Board of Officers are elected for one-year terms. Officers may run for subsequent terms. If their terms of office end, they maintain their position or such position remains vacant until a successor is invested. An Officer may not be re-elected after his or her sixtieth birthday, unless such re-election is approved by the Board of Directors. In addition, as approved at the Board of Directors Meeting on April 30, 2004, the Chief Executive Officer may determine whether Officers who are older than fifty-eight may stand for re-election. The current members of the Board of Officers were elected at the Board of Directors’ meetings held on March 21, March 30 and April 30, 2007.

Directors

          The biographies of our Directors and Officers are summarized below:

          Pedro Sampaio Malan – Mr. Malan was elected Vice Chairman of our Board of Directors in 2003 and Chairman of our Board of Directors on April 30, 2004. Mr. Malan served as Brazil’s Minister of Finance from 1995 to 2002, as Chairman of the Central Bank from 1993 to 1994, as Special Council and Chief Negotiator for External Debt Issues of the Ministry of Finance from 1991 to 1993, as an Executive Director of the World Bank from 1986 to 1990 and again from 1992 to 1993, as an Executive Director of the Inter-American Development Bank from 1990 to 1992, as an Officer of the Transnational Companies Center of the United Nations, or UN, in New York from 1983 to 1984 and as an Officer of International Department of Economy and Social Matters of the UN in New York from 1985 to 1986. He received a degree in Electrical Engineering in 1965 from the Polytechnic School of the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro and received a Ph.D. in Economics from University of Berkeley, California.

          Pedro Moreira Salles – Mr. Moreira Salles joined us in 1989 and became Chairman of our Board of Directors in 1997 after serving as Vice Chairman for almost six years. On April 30, 2004, Mr. Moreira Salles was elected Chief Executive Officer and continued to serve as Vice Chairman of our Board of Directors. Mr. Moreira Salles also serves as Vice Chairman of the Board of Directors of Unibanco Holdings S.A. and Chairman of the Board of Directors of Unibanco AIG Seguros e Previdência. Mr. Moreira Salles is a member of the Group of Fifty, a Latin American business council sponsored by the Carnegie Endowment for International Peace and the Inter-American Dialogue, in Washington, D.C. and he is also a member of the Board of the Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais - IBMEC), a leading college in the fields of economics and business administration. He holds a B.A. in Economics and History from the University of California, Los Angeles, where he graduated Magna Cum Laude. He also attended the graduate program in International Relations at Yale University and the OPM - Owners/President Management Program at Harvard University.

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

          Francisco Eduardo de Almeida Pinto - Mr. Almeida Pinto was elected as a member of our Board of Directors in 2007. He started his career in the Brazilian financial markets in 1982. In 1984, he joined Banco da Bahia Investimentos (presently Banco BBM S.A.), where he acted, among other positions, as Chief Treasurer (1989-1990), CFO (1991-1993) and later, CEO (1994-1995). Mr. Almeida Pinto served as Director of Monetary Policy for the Brazilian Central Bank (1993-1994). He led the process of structuring of Unibanco Asset Management (1995) and worked as an entrepreneur at Radix Gestão de Recursos Financeiros Ltda. (1996-1998). From 1998 to 2002, he acted as CEO of BBA Capital DTVM S.A. and its successor BBA Icatu Investimentos DTVM S.A. From 2002 on, he has managed investments in financial markets. He graduated in Economics at Catholic University of Rio de Janeiro (Pontifícia Universidade Católica do Rio de Janeiro).

          Guilherme Affonso Ferreira - Mr. Ferreira was elected to our Board of Directors in 2007, he has also been a member of Unibanco Holdings’ Board of Directors since 1994. He began his career as an investment analyst for Banco Noroeste in 1974. He joined Bahema S/A in 1976 where he held different positions until 1987, when he became President, a position he held until 1991. Mr. Ferreira was also Officer from 1978 to 1980, and President from 1981 to 1987, of Bahema Agropecuaria S/A. He is presently President of Bahema Participações S/A, a position he has held since 1991 and board member of several Brazilian public companies, namely Santista Textil S/A, Eternit S/A and B2W S/A. He is also a member of the advisory board of Signatura Lazard, Fundo HSBC Multipatrocinado and Fundamental. He has conducted philanthropic activities as a board member for Lar Escola São Francisco e Instituto de Cidadania Empresarial. Mr. Ferreira did his undergraduate studies at the Polytechnic School at the University of São Paulo (Escola Politecnica da Universidade de São Paulo) and later took courses in Economics and Politics at Macalester College of Saint Paul and at James Cook University.

          Israel Vainboim – Mr. Vainboim joined us in 1969 and has held several positions in the areas of banking investments, leasing and credit. He became a member of our Board of Directors in 1988. Mr. Vainboim also serves as Chairman of the Board of Unibanco Holdings, as a Director of Unibanco AIG Seguros, and as a member of the management of AIG-Life Cia. de Seguros, Souza Cruz S.A., E-bit Tecnologia em Marketing S.A. and Itaparica S.A. Empreendimentos Turísticos. He received a B.S. in Mechanical Engineering from the National School of Engineering, Rio de Janeiro and a MBA from Stanford University.

          Joaquim Francisco de Castro Neto – Mr. Castro Neto joined us in 1973 as CEO of FINASUL and has since held several senior positions, including Marketing Officer, Vice President of the Technology, Transaction and Marketing area and Vice President of Retail Business, becoming an Executive Officer in 1980. He was appointed to serve as Executive President of our Retail business segment Group in March 1998, position occupied until July, 2004. Mr. Castro served as a member of the Boards of Credicard, Orbitall, Prever, Banco Dibens and TecBan. On April 30, 2004, he was elected to serve as a member of our Board. He also serves as a member of the Board of Unibanco Asset Management, Redecard, Fininvest, Luizacred and PontoCred. Mr. Castro Neto holds a Business Management degree from Getúlio Vargas Foundation (Fundação Getúlio Vargas) and holds a specialization in Sales Management, Marketing and Development of New Products from IMEDE - Lausanne, Switzerland.

          Pedro Luiz Bodin de Moraes – Mr. Bodin de Moraes was elected to our Board of Directors in 2003. He is a Partner at Icatu Holding. He was a Partner and a Managing Director at Banco Icatu from 1993 to 2002. Before that, he served as Deputy Governor for Monetary Policy of the Brazilian Central Bank (1991-92), as a Director at the Brazilian National Bank for Economic and Social Development - BNDES - (1990-91) and he was an Assistant Professor in the Economics Department at the Catholic University of Rio de Janeiro – PUC Rio (1985-1991). He received a B.A. and a M.A. in Economics from the Catholic University of Rio de Janeiro (PUC-Rio) and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT).

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

          Demosthenes Madureira de Pinho Neto - Vice-President. Mr. Madureira de Pinho Neto has obtained his BA and Master of Arts in Economics from the Catholic University of Rio de Janeiro (PUC-Rio) and his Ph.D. in Economics from the University of California at Berkeley. He has more than 15 years of experience in the financial sector as a consultant and an executive. In the public sector, he was General-Coordinator of Monetary and Financial Policy at the Ministry of Finance (under Fernando Henrique Cardoso, 1993), and Director of the Central Bank of Brazil under the Fernando Henrique Cardoso administration (1997-1999). In the private sector, he was an associate (1991-1993) and latter Executive Officer of Unibanco and Unibanco Asset Management (1994-1997), CEO of Dresdner Asset Management (1999-2002) and Vice-President of National Association of Investment Banks (Associação Nacional de Bancos de Investimento – ANBID)(2000-2003). Currently, he is Vice-President of Unibanco, responsible for Wholesale and Private banking, member of our Executive Committee and also CEO of Unibanco Asset Management. He has also been a professor of economics and finance at the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro (1985-86/1999), Getulio Vargas Foundation (Fundação Getulio Vargas) of São Paulo (1991-1997), and Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais - IBMEC) of São Paulo (2000-2004).

         Márcio de Andrade Schettini – Mr. Schettini was elected to serve as our Executive Vice President on April 30, 2004. He is responsible for the commercial bank and retail divisions and is a member of our Executive Committee. Mr. Schettini is also a Board Director of Redecard, Mastercard International and other companies. He has been working in the Financial Market for almost 18 years. He holds a Bachelors degree in Electrical Engineering and a Master’s in Science degree in Finance from the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro, where he specialized in Mathematical Modeling. He also attended the Owner / President Management Program at Harvard University.

         Geraldo Travaglia Filho – Mr. Travaglia is Unibanco’s Chief Financial Officer (CFO) and Vice President responsible for Operations and IT, positions held since April 30, 2004. He is also a member of our Executive Committee. Previously, he served as Executive Officer (1996–2004). Mr. Travaglia joined Unibanco in 1979. From 2000 to 2002, he was in charge of the development of the Internet Banking program; from 1998 to 2000, served as the Executive Officer in charge of marketing and products for the retail banking group; from 1996 to 1997, was responsible for the integration of branches, systems and operations of Banco Nacional; from 1994 to 1995, conducted the reengineering program of Unibanco; and from 1989 to 1993, he served as the bank’s Controller. Travaglia holds a specialization in Banking from The Wharton School of the University of Pennsylvania. He also holds a Business Administration degree from the University of São Paulo (Universidade de São Paulo - USP).

          José Castro Araújo Rudge – Mr. Rudge joined us in 1995, when Unibanco purchased Banco Nacional. Prior to joining us, he worked for nine years at Sul América Seguros and from 1985 to 1987 he was an Officer of Bradesco Seguros, responsible for the management of the insurance activities of the State of São Paulo and Bradesco’s international operations. He was also President of Nacional Seguros from 1987 to 1995. He was elected to serve as our VP at Unibanco on April 30, 2004. He has been leading our Insurance Company since Unibanco bought Banco Nacional and affiliated Cies. He presently also serves as member of our Executive Committee. He holds a degree in Business Administration from the Business School of São Paulo (Faculdade de Administração de São Paulo). In 2005, he joined the board of Directors of IRB. On March, 2007, he assumed the Unibanco Human Resource and Communication Vice-Presidency.

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

          Daniel Luiz Gleizer - Mr. Gleizer was elected to serve as an Executive Officer for the Risk Management and Macro Economic Research on April 30, 2004. He assumed responsibility for the Treasury Area in March 2005. He is also a member of our Executive Committee. Mr. Gleizer began his career with the International Monetary Fund and had taken on positions with several financial institutions, such as Deutsche Bank and Credit Suisse First Boston. During the period beginning in March 1999 and ending in February 2002, Mr. Gleizer had served as Deputy Governor at the International Area of Central Bank of Brazil. Mr. Gleizer holds a degree in Economics from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro), an M.A. in Economics from the University of Illinois, Urbana-Champaign and a Ph.D. in Economics from the University of California, Berkeley.

          Ivo Luiz de Sá Freire Vieitas Junior – Mr. Vieitas joined us in December 1998 and after serving several years as an Officer for corporate finance, he currently holds the position of Executive Officer responsible for all activities related to Hipercard. Prior to joining us, he had worked at Indosuez W.I. Carr Securities (Credit Agricole). He graduated in Mechanical Engineering from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and holds an MBA from the J.L. Kellogg School of Management.

          José Roberto Haym –Mr. Haym started at Unibanco AIG Seguros in 1992 as its Retail Sales Officer, later performing activities at the Products, Operations and Claims areas. He was appointed Unibanco AIG’s Executive Vice President in 1999 and stayed with the company until June, 2004, when he was appointed Executive Officer for the middle market segment of Unibanco. He is responsible for maintaining relationships with corporate clients with annual revenues up to R$150 million. From March 2005 until March 2007, he was also responsible for Unibanco’s retail business in the City of São Paulo, managing 250 branches and 126 mini-branches. He was also appointed as the general manager of Unibanco’s Mortgage Business in March 2007. Before joining Unibanco, Mr. Haym worked at Citibank’s consumer bank for nine years. He holds an economics degree from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and an MBA in Finance from Columbia University.

          Marcos de Barros Lisboa – Mr. Lisboa was elected to serve as one of our Executive Officers in July 2006. He is also a member of our Executive Committee. From 2001 to 2003, he was Academic Director of the Graduate School of Economics (Escola de Pós Graduação em Economia - EPGE) of Getúlio Vargas Foundation of Rio de Janeiro (Fundação Getulio Vargas do Rio de Janeiro). He was also Secretary of Economic Policy, at Finance Ministry, from 2003 to 2005, and CEO of Brazilian Reinsurance Institute (Instituto de Resseguros do Brasil – IRB), from 2005 to 2006. He holds a Bachelor’s degree and a Master’s degree in Economics from Rio de Janeiro Federal University (Universidade Federal do Rio de Janeiro) and a PhD in Economics from University of Pennsylvania, United States of America. Mr. Lisboa held academic posts in the U.S. and Brazil, including at the Department of Economics at Stanford University, and at the Getulio Vargas Foundation.

          Nicolau Ferreira Chacur – Mr. Chacur joined Unibanco in 2004 and is responsible for the commercial area of the wholesale bank, being in charge of companies with annual sales over R$150 million. He began his career in Banco BBA Creditanstalt S.A. He also worked for Banco Itaú BBA S.A. as a Commercial Officer. He holds a Law degree from the Law School of the University of São Paulo (Universidade de São Paulo) and a degree (Diplôme) from L’Institut d’Etudes Politiques of Paris.

          Osias Santana de Brito – Mr. Brito has been an Executive Officer responsible for planning and control division, as well as investor relations. He has more than twenty years of experience in the financial markets, and has had worked for both national and international banks. His banking experience covers many areas, such as technology, operations, treasury and controlling. He holds a Ph.D. and a Masters degree in Finance from the University of São Paulo (Universidade de São Paulo).

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

          Rogério Carvalho Braga – Mr. Braga joined us in 1999 as President Officer of Unibanco Companhia de Capitalização S.A. In January of 2000, he became the head of the Human Resources area, serving in that capacity for two years. He was promoted to Executive Officer of Unibanco in February of 2002 at the same time when he was appointed head of the Product and Marketing division of our retail bank. On July 2004, Mr. Braga was nominated President of Banco Dibens and head of the auto finance division, as well as our mortgage and home finance businesses. One year later, he added the responsibility for a fourth of our branch network. During 2004, Mr. Braga also served as Director of Brazilian Bank’s Association (Federação Brasileira de Bancos – FEBRABAN), appointed by Unibanco. Mr. Braga holds a Law degree from the Catholic University (Pontifícia Universidade Católica) of São Paulo and an MBA from Pepperdine University.

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

          André Sapoznik – Mr. Sapoznik is responsible for the Commercial Development area within the Retail Bank. He joined the Group in 2004 as head of the retail network of Fininvest and has later served as head of Products, Channels and Relationship Marketing for the Retail businesses.. Mr. Sapoznik holds a degree in Production Engineering from Polytechnic School at the University of São Paulo (Escola Politecnica da Universidade de São Paulo) and an MBA from Stanford University.

          Antonio Carlos Azevedo – Mr. Azevedo joined Banco Nacional S.A. in 1979, and from 1997 to 2005 has served as an Officer responsible for the coordination of a part of our banking branch network. Presently, he is responsible for our relation with Public Authorities. He graduated in Economics from Santana University (Universidade Santana), and holds a Master’s degree in Marketing from the University of São Paulo (Universidade de São Paulo).

          Antonio Carlos Azzi Junior – Mr. Azzi has been working with us for 24 years. He has been serving as an Officer responsible for our banking branch network since 1995, has attended several business banking courses by Advance Program of Bank Administration (Programa Avançado de Administração Bancária - PROBANC) as well as a course on corporate strategic planning at Nine July Educative Association (Associação Educacional Nove de Julho) in São Paulo.

          Bruno Padilha de Lima Costa – Mr. Padilha was elected to serve as one of our Officers in July 2006. Prior to such appointment, he worked as manager of capital markets, at Banco Bozano, from 1996 to 1999. Mr. Padilha also held several senior positions within Unibanco and its subsidiaries, including the positions of: (i) business officer, at Investshop Brasil, from 1999 to 2001, (ii) Chief Executive Officer (“CEO”), at Unibanco Investshop Corretora, from 2001 to 2003, (iii) Officer responsible for the commercial area and member of the Executive Board of Officers of Banco1.net, from 2001 to 2003, and (iv) Officer responsible for the equity area, at Unibanco Wholesale Bank, from 2003 to 2007. Mr. Padilha has a degree in Corporative Finance and Business Administration from the University of Southern California (USC). He has graduated with honors and was the winner of the Scholarship Achievement Award for 7 semesters.

          Cai Alejandro von Igel – Mr. Igel joined us in January 2005 to lead the Compliance & Internal Controls area for the group. Mr. Igel started his career at Deutsche Bank, where he spent 16 years in numerous senior audit management positions in São Paulo, Singapore, New York and as Chief of Staff in Frankfurt. He also was a member of the Global Operational Risk Committee and worked on the implementation of major regulatory frameworks (SOX, Patriot Act, Basel). Mr. Igel holds a degree in Banking from the German Trade Institute (IHK).

          Carlos Alberto Bezerra de Moura – With ten years of experience in financial markets, Mr. Moura has been with Unibanco for five years. He began his career as an auditor at Deloitte & Touche, and acted in several business segments. In 1997, he joined Banco Bozano, Simonsen where he participated in the structuring of financial controls of the consumer finance area. In 2001, he became Chief Financial Officer of the financial portal Investshop.com, owned by Bozano Group. In 2002, he joined Unibanco as operational and financial officer of Banco1.net and Investshop.com. In 2004, he assumed the general management of both companies. In 2005, he became the Officer responsible for the financial control of the retail business of Unibanco. He has a degree in Accounting from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro), with specialization in Financial Administration by the Getulio Vargas Foundation (Fundação Getúlio Vargas) and MBA in Administration by the Dom Cabral Foundation (Fundação Dom Cabral) in association with Kellogg School of Management (Northwestern University).

          Carlos Eduardo Castro – Mr. Castro joined Unibanco in 2005 and currently is the Officer responsible for Credit for Corporate Entities Retail Trade Area. Before that Mr. Castro was Executive Officer at Interbanco S.A., from 1995 to 2005. From 1990 to 1995, he was Regional Officer of the Corporate Area of Banco Nacional S.A.. Mr. Castro has a graduate degree in Administration from the University of São Paulo (Universidade de São Paulo), with administration specialization from Getúlio Vargas Foundation (Fundação Getúlio Vargas). He also holds an MBA from Administration Institution Foundation of University of São Paulo (Fundação Instituto de Administração da Universidade de São Paulo).

          Carlos Elder Maciel de Aquino – Mr. Aquino joined us in 2001 and is presently our Officer responsible for managing internal auditing for our group. He has 27 years of experience in internal audit of financial institutions (Unibanco, Bandeirantes and Banorte). He graduated in Accounting from the Federal University of Pernambuco (Universidade Federal de Pernambuco), and holds a postgraduate degree in Economics Engineering from the Catholic University of Pernambuco (Universidade Católica de Pernambuco) as well as a post-graduate degree in Business Finance from the Superior School of Pernambuco Fundation (FESP – Fundação do Ensino Superior de Pernambuco). Mr. Aquino also holds an executive MBA from the Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais) and an MBA degree at the University of São Paulo (Universidade de São Paulo).

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

          Claudia Politanski – Ms. Politanski joined us in 1991 and presently serves as our General Counsel, being also a member of our Executive Committee. She graduated with a degree in Law from the University of São Paulo (Universidade de São Paulo) in 1992 and holds a LL.M. degree from the University of Virginia and an MBA granted by Fundação Dom Cabral.

          Claudio Coracini – Mr. Coracini joined us in 1992 to work in our mergers and acquisitions sector and has been serving as an Officer responsible for the proprietary investments of the Bank since 1995. He graduated in 1978 in Production Engineering from the Polytechnic School at the University of São Paulo (Escola Politecnica da Universidade de São Paulo) and holds a Master’s degree in Industrial Engineering from Stanford University, California (1980).

          Claudio José Coutinho Arromatte – Mr. Arromatte joined Unibanco in 2004 as Operation and Logistic Officer. Since September 2006, he has been in charge of Operations and IT Business Processing for branch activities. Before joining Unibanco, Mr. Arromatte was supply chain Officer at the Pão de Açúcar group and previously in the Sendas group. He also managed Logistics and distribution in Cia. Cervejaria Brahma (current AMBEV) and in Rio de Janeiro Refrescos, the Coca-Cola distributor in the states of Rio de Janeiro and Espírito Santo. He also worked in the logistic and distribution of liquid gas of White Martins industrial. He has a degree in Electric Engineering from the Catholic University of Rio de Janeiro (Pontifícia Universidade Católica do Rio de Janeiro), where he also obtained a masters degree in System’s Optimization in 1995.

          Edgard Borsoi Viana – Mr. Viana joined Unibanco in January, 2005 and in 2006 became the Officer responsible for Procurement, Engineering and Real State Departments. He graduated as a Principal at A. T. Kearney, from 1998 to 2005. Mr. Viana has a graduate degree in Mechanical Engineering from the Polytechnic School at the University of São Paulo (Escola Politecnica da Universidade de São Paulo), with postgraduate in administration from Getulio Vargas Foundation (Fundação Getúlio Vargas). He also holds an MBA from Harvard Business School.

          Fabio Massashi Okumura – Mr. Okumura joined the Bank in July 2005 and is the Officer responsible for the Derivatives activities. Prior to Unibanco, Mr. Okumura was responsible for Brazil at Deutsche Bank where he spent 8 years as an Officer and Head of Trading Desk. Before joining Deutsche Bank, he worked for Chase Manhattan Bank for 6 years as a VP in Option Trading. Mr. Okumura has graduated in Engineering from Escola Politecnica da Universidade de São Paulo in 1987.

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

          Humberto Padula Filho – Mr. Padula joined Unibanco in 1982. From June, 1993, until December, 1996, he held the position of Regional Supervisor, and since 1996 he holds the position of Officer of our Rio de Janeiro net. Mr. Padula has participated in several courses of Bank Business from the Advanced Program of Bank Administration (Programa Avançado de Adm. Bancária - PROBANC), among others. Mr. Padula is certificated by ANBID CPA 10 and CPA 20.

          José Ramon do Amaral Gomez – Mr. Gomez joined us in 1992 and has held several positions, such as regional manager for market expansion, operations superintendent (Banco1.net), remote banking Officer (Unibanco 30 Horas) and branches Officer in the city of São Paulo. Presently, he coordinates the new businesses operation for market expansion. Mr. Gomez studied Engineering at Mackenzie University (Universidade Mackenzie), graduated in Marketing from Alcântara Machado Integrated School (Faculdades Integradas Alcântara Machado) and holds an MBA degree from Dom Cabral Foundation (Fundação Dom Cabral).

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

          Luis Tadeu Mantovani Sassi – Mr. Sassi joined us in 1982 as manager of retail banking accounts. In April 1984, Mr. Sassi took the same position at Bozano, Simonsen Bank and returned to work with us in 1985 in the middle market sector. In 2000, Mr. Sassi was nominated Deputy Officer and presently serves as an Officer responsible for the coordination of our branches network. He graduated with an Economics degree from the Catholic University (Pontifícia Universidade Católica) of Campinas in 1981, he holds an MBA from Getúlio Vargas Foundation (Fundação Getúlio Vargas) of Rio de Janeiro and an MBA in Advanced Accountancy and Treasury, from Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais - IBMEC).

          Luiz Eduardo Loureiro Veloso – Mr. Veloso joined Unibanco in 1997 with the merger of Banco Nacional into Unibanco. He was Executive Officer of Unibanco AIG Seguros e Previdência from 2002 to 2005. In 2006 Mr. Veloso was elected Officer, being head of the Joint Venture with Banco VR to develop Unibanco’s business in the benefit market and responsible for developing strategies for the middle market segment and Small Business Market. Mr. Veloso holds a degree in Administration and International Trading from Italian Brazilian School (Faculdade ¥talo Brasileiro), a degree in Administration for Financial Institutions from the Getulio Vargas Foundation (Fundação Getúlio Vargas) and an Executive MBA degree from the Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais - IBMEC).

          Marcelo Ariel Rosenhek – He joined us in 2000 and since 2005 has been responsible for the Asset & Liability Management Group. He also worked in the Investor Relations and in the Investments area. He began his professional career as assistant officer of Brasil Warrant Administração de Bens e Empresas Ltda and later served as Marketing and Product Officer for BWU Video SA (master franchisee of Blockbuster Video in Brazil). On March 2007 Mr. Rosenhek was promoted from Deputy Officer to Officer. He graduated in Civil Engineering from Escola Politécnica at the University of São Paulo in 1990 and holds an MBA from Carnegie Mellon University (1993).

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

          Marcelo Luis Orticelli – Mr. Orticelli has been working with us for 18 years, developing planning and controlling activities as well as human resources improvement programs. After serving as a Deputy Officer, in March 2005. Mr. Orticelli was elected to serve as an Officer for risk management area. He graduated in Business Management from the Catholic University (Pontifícia Universidade Católica) of São Paulo and holds a Master’s degree from Getúlio Vargas Foundation (Fundação Getúlio Vargas) in cooperation with the University of Texas.

          Marcia Maria Freitas de Aguiar – Mrs. Aguiar joined our legal department in 1986. She has been serving as our legal Officer since 1998 and is currently responsible for the Legal Consulting Department, in charge of advising the retail banking and consumer finance groups, as well as for the Litigation Department, in charge of controlling all civil litigation involving Unibanco. She graduated in Law from the University of the State of Rio de Janeiro (Universidade do Estado do Rio de Janeiro) in 1988, and holds a Master’s degree in Corporate Law from New York University School of Law.

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

          Marcos Augusto Caetano da Silva Filho – Mr. Caetano joined Unibanco in 2004 with the major challenge of establishing and leading the Corporate Communications area. From 2005 to 2006 he was also responsible for Human Resources and all internal culture changes. Prior to his experience at Unibanco, he worked at PricewaterhouseCoopers, Souza Cruz, Banco Nacional, Exprinter Banco (Buenos Aires), Icatu Hartford Seguros, Lokau.com and Terra Lycos. He has bachelor degrees in Accounting Sciences and Business Administration from the Rio de Janeiro State University (UERJ), with a postgraduate degree in Marketing and Publicity by the Escola Superior de Propaganda e Marketing (ESPM) and an MBA in finance from the Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais - IBMEC). At Berkley University (CA), Mr. Caetano attended extension courses.

          Moises dos Santos Jardim – Mr. Jardim joined us in 2005 as Financial Officer. He was assigned to our Auto Finance and Mortgage business unit. Mr. Jardim is currently responsible for the Credit Collection area. Before joining us, Mr. Jardim held a position of officer at Fiat Bank S.A. (Banco Fiat S.A.) from 2003 until 2005. He holds a degree in Financial Planning from Anhembi Morumbi University (Universidade Anhembi Morumbi).

          Paulo Meirelles de Oliveira Santos – Mr. Santos joined Unibanco in 2002 and currently serves as the sales Officer of Unibanco’s Private Banking, responsible for the management of its commercial teams throughout Brazil. He started working with financial markets in 1983, in banks such as Chase Manhattan Bank, Delta National Bank and Trust Company of New York, Banco Bozano Simonsen S.A. and Banco Santander S.A. Mr. Santos graduated in 1981 in Civil Engineering from the Military Institute of Engineering (Instituto Militar de Engenharia) in the city of Rio de Janeiro, and holds an MBA from the American Graduate School of International Management, in Phoenix, Arizona.

          Paulo Pires Vaz – Mr. Vaz was elected to serve as one of our Officers in December 2006. He began his career in 1980, at Multibanco Internacional de Investimento, where he worked as Account Officer, products and marketing manager and treasurer. From 1987 to 1988 he worked as treasury manager at Banco Norchem. In 1988, Mr. Vaz joined Banco Credibanco S.A., where he was elected managing Officer in 1994, responsible for domestic and international treasury and trade finance. From 2000 to 2002 he held the position of Executive Officer at Banco Barclays S.A., being responsible for sales and trading. In March 2003 he joined Unibanco Asset Management, as an Executive Officer and in December 2007 he became responsible for corporate treasury and international trading activities at Unibanco S.A. He was Vice President of the Brazilian National Association of Investment Banks (Associação Nacional de Bancos de Investimento - ANBID) and a board member of Custody and Settlement Chamber (Câmara de Custódia e Liquidação - CETIP-) He is presently a member of the Monetary Policy Committee of National Association of Financial Market Institutions - (Associação Nacional das Instituições do Mercado Financeiro - ANDIMA). Mr. Vaz graduated in Civil Engineering from Rio de Janeiro Engineering School (Escola de Engenharia do Rio de Janeiro) at Gama Filho University (Universidade Gama Filho).

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

          Rogério Vasconcelos Costa – Mr. Costa has been serving as an Officer for 7 years, responsible for our branch network in the State of São Paulo. He previously worked at Shell Brasil de Petróleo S.A. in their marketing and planning areas, before joining Banco Nacional, where he has been active in the commercial area for 13 years. Mr. Costa received a degree in Business Management, a postgraduate degree in Economics and an MBA from Dom Cabral Foundation (Fundação Dom Cabral).

          Romildo Gonçalves Valente – Mr. Valente began his career in the financial market in 1997 at Banco Pactual S.A., and joined us in 1998 in the position of Officer responsible for our credit card transactions sector. Since 2005, he has been serving as middle market companies sales Officer, in charge of Sao Paulo and the southern region of Brazil. Before that he was responsible for the cash management and loans products area. Mr. Valente graduated in Electrical Engineering with a specialization in Electronics from the Military Institute of Engineering (Instituto Militar de Engenharia). He holds an MBA in Financial Engineering from MIT Sloan School of Management and a Master’s degree in Computing Science from the Military Institute of Engineering (Instituto Militar de Engenharia).

          Rubem Rollemberg Henriques – Mr. Henriques joined us in 1996 to be a regional Officer responsible for several branches located in the city of Rio de Janeiro. From 2002 to 2005, Mr. Henriques has been serving as Officer responsible for the coordination of our branches network and new business development area in retail banking. Presently, he is responsible for implementation the sales strategies of liabilities in retail banking. He worked at Banco Nacional S.A. from 1986 to 1995 and was responsible for development and marketing strategies of investment products. Mr. Henriques graduated in Business Management and in Systems Analysis from Rio de Janeiro Business Management University. Mr. Henriques received a post-graduate degree in Capital Market from Getúlio Vargas Foundation (Fundação Getúlio Vargas) and MBA from PDGExec-IBMEC (Instituto Brasileiro de Mercado de Capitais).

          Sérgio Ricardo Juruena da Costa Braga – Mr. Braga is the Officer responsible for middle market companies in the North Area. Mr. Braga has worked at Unibanco since December, 2003. He began his career at the investment bank BBM in 1989, where he acted as manager of the proprietary treasury at the exchange, debts and share market desks, accumulating relevant experience and knowledge in the functioning of the financial market and in national and foreign economies. In 2001, he assumed the management of BBM, being responsible for the financial company of the group, Creditec CFI, until its acquisition by Unibanco in December 2003. He has a degree in Electronic Engineering from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and holds an MBA from Getulio Vargas Foundation (Fundação Getúlio Vargas) in Rio de Janeiro.

          William McDougall Bethlem – Mr. Bethlem is the Officer responsible for International Operations and Global Distribution. In addition, he is President of Unibanco Securities Inc, our broker-dealer based in New York. Before joining Unibanco in 1999, he held the following positions: senior trader at Banco Garantia from 1983 until 1986; Vice President of Bartertrade International, Inc. from 1989 until 1990; Vice-President of Citicorp Securities Inc. responsible for fixed income trading from 1991 until 1994. He also has worked as Vice-President, trader of fixed income at Goldman Sachs & Co. from 1994 until 1997 and as Executive Officer of Goldman Sachs (London) from 1997 until 1998. Mr. Bethlem joined us in 1999 as a Executive Officer at Unibanco Securities Ltd and Representative of Unibanco Representative Office in London. In 2001, he became President of Unibanco Securities Inc. and Representative of Unibanco Representative Office in New York where he stayed until October 2005. During his tenure at Unibanco in Brazil, Mr. Bethlem has also run the Foreign Exchange and Correspondent Banking departments. Mr. Bethlem has a degree in Economics from Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro and holds a MBA from Harvard Business School.

Unibanco Holdings

         Unibanco Holdings is managed by its:

  Board of Directors (Conselho de Administração), consisting of three Directors; and

  Board of Officers (Diretoria), consisting of four Officers.

          The Board of Directors is Unibanco Holdings’ decision-making body. It determines Unibanco Holdings’ general corporate guidelines and policies by:

  establishing its corporate strategy;

  reviewing its business plans; and

  supervising and monitoring the activities of its Officers.

          The Board of Officers is elected by the Board of Directors, and is responsible for the management and supervision of Unibanco Holdings’ corporate activities. It follows and ensures compliance with Unibanco Holdings’ general corporate guidelines and policies established by the general shareholders meetings, by Unibanco Holdings’ Board of Directors and pursuant to its bylaws. The members of the Board of Officers have the power to act on behalf of Unibanco Holdings pursuant to its bylaws.

          As of the date of this annual report, the Directors and Officers of Unibanco Holdings are:

Directors	Position	Date of Birth

Israel Vainboim	Chairman	June 1, 1944
Pedro Moreira Salles	Vice Chairman	October 20, 1959
Guilherme Affonso Ferreira	Director	May 9, 1951

Officers	Position	Date of Birth

Pedro Moreira Salles	Chief Executive Officer	October 20, 1959
Geraldo Travaglia Filho	Officer	May 26, 1951
José Lucas Ferreira de Melo	Officer	December 30, 1956
Marcelo Orticelli	Officer	March 20, 1965

          Each Director is elected for a one-year term by the general shareholders meeting and they may be re-elected to subsequent terms. If a Director resigns, they remain in office, or their position remains vacant, until the election of their successor. The current Directors of Unibanco Holdings were elected at the Ordinary Shareholders’ meeting held on March 21, 2007.

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

        The members of the Board of Officers of Unibanco Holdings are elected for one-year terms and they may be re-elected to subsequent terms. If an Officer resigns, they remain in office, or their position remains vacant, until the election of their successor. The most recent Unibanco Holdings’ shareholders meeting was held on March 21, 2007. All members of the Board of Officers of Unibanco Holdings were elected at the Board of Directors’ meeting held on March 21, 2007.

         The biography of Mr. José Lucas Ferreira de Melo, sole member of the administrative body of Unibanco Holdings who is not a member of our Board of Directors or our Board of Officers, is summarized below:

Directors

     José Lucas Ferreira de Melo – Mr. Ferreira de Melo joined us as an Executive Officer in 1999. From April 8, 2005 to March 15, 2007, he served as Vice President responsible for the legal, auditing, risk, compliance and institutional relationships areas. Prior to joining us, he served as a Director at the Comissão de Valores Mobiliários (Securities Commission of Brazil) in 1992 and as a partner of PricewaterhouseCoopers Auditores Independentes until 1997. He holds an Accounting degree from the University of Federal District (Universidade do Distrito Federal).

6.B Compensation

Unibanco

Compensation

          Our shareholders establish the maximum annual aggregate compensation of our directors, members of the Audit Committee and officers at their annual shareholders meeting. In 2006, the maximum aggregate compensation for members of our Board of Directors, Board of Officers and Audit Committee was:

  R$23,000 thousand for all of our directors and Audit Committee members; and

        R$170,000 thousand for all of our officers.

          For the year ended December 31, 2006, our directors, Audit Committee members and officers (92 persons as of such date) were collectively paid approximately R$120.03 million for their services. The directors and officers of all our companies, including Unibanco, received aggregate compensation of approximately R$155.33 million for the year ended December 31, 2006.

          For 2007, the maximum aggregate compensation for our Board of Directors, Board of Officers and Audit Committee members will be:

        R$7,000 thousand for all of our directors and Audit Committee members; and

        R$170,000 thousand for all of our officers.

          The compensation due to our directors, members of the Audit Committee and officers as salary is paid monthly. In addition, the maximum aggregate compensation mentioned herein includes the amounts to be paid under our bonus program. However, the criteria for granting and paying bonus compensation varies according to the activities performed by the different areas and therefore, the payment of the bonus may vary in accordance with the department and activities performed by each member.

          Our directors, Audit Committee members and officers may participate in the same pension plan available to all of our employees. The total amount paid to provide pension, retirement and similar benefits for all of our employees in 2006 was R$ 24,953 thousand and from January 1st to March 31, 2007 was R$ 8,197 thousand.

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

    The objective of the stock option plan is to foster high performance and a long-term commitment from our management, in addition to attracting, retaining and motivating our directors and officers. We began granting stock options on January 21, 2002, with a vesting period of at least three years. As of April 30, 2007, 65 of our managers, as well as eight retired Officers and 19 former Officers had exercised their options to purchase a total of 8,838,591 Units. Approximately 1,268,090 of those Units were purchased by retired officers and 1,142,010 of the total Units were purchased by former Officers. As of the same date, 89 of our managers had still outstanding options to purchase 15,201,419 of our Units. For the year ended December 31, 2006, we recognized R$60 million of compensation expenses related to our stock option plan.

    At the Shareholders’ Meeting held on March 21, 2007 certain changes to the stock option plan were approved. By means of those changes, an additional form of granting options was established, which the plan calls “Bonus Options”. The Bonus Options may only be granted for the executives who use part of their bonus compensation to acquire shares of Unibanco or Unibanco Holdings (“Own Shares”), who shall be considered by the Stock Options Committee to be eligible to receive such kind of options. There will be no cash exercise price for the Bonus Option, rather the price shall be accomplished by the executive's obligation to maintain ownership of his/her Own Shares during the term set forth in the Unibanco Stock Option Regulation Plan – Performance, without any modification or encumbrance thereto

     It is important to note that the original form of granting options is still in force, and it is incumbent upon the Stock Options Committee to decide under which form the options shall be granted.

Unibanco Holdings

        The shareholders of Unibanco Holdings establish the annual maximum aggregate compensation of directors and officers at their annual shareholders meeting.

          In 2006, the maximum aggregate compensation for Unibanco Holdings’ Board of Directors and Board of Officers was:

        R$1,200 thousand per year for the members of the Board of Directors of Unibanco Holdings as a group; and

        R$1,200 thousand per year for the members of the Board of Officers of Unibanco Holdings as a group.

          In 2006, the directors and officers of Unibanco Holdings (collectively 10 persons as of December 31, 2006) received, for services in all capacities to Unibanco Holdings, aggregate compensation of approximately R$60.7 thousand. This amount also includes discretionary bonuses based on the profitability of Unibanco Holdings.

         For 2007, the maximum aggregate compensation for Unibanco Holdings’ Board of Directors and Board of Officers shall be:

        R$480 thousand per year for the members of the Board of Directors of Unibanco Holdings as a group; and

        R$2,400 thousand per year for the members of the Board of Officers of Unibanco Holdings as a group.

6.C Board Practices

     For information concerning the election of our and Unibanco Holdings’ directors and senior management and their respective terms of office, please see “Item 6. Directors, Senior Management and Employees”.

     Our and Unibanco Holdings’ directors and senior management have not entered into any service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

     Neither we nor Unibanco Holdings have a remuneration committee.

     Pursuant to our bylaws and to the Brazilian Central Bank regulations, we have appointed an audit committee since April 30, 2004, which acts as an audit committee for all our affiliates and subsidiaries, pursuant to the applicable Brazilian regulations, except for Unibanco Holdings, which has its own audit committee. Additional information regarding the Central Bank’s audit committee regulations may be found in “Item 4.B Business Overview—Regulation and Supervision.”

     Our bylaws require that our Audit Committee be composed of three to five members, each of whom is elected by our shareholders to a five-year maximum term of office. Our Audit Committee’s Chairman is elected by our Board of Directors. The members of our Audit Committee may be replaced as follows: (i) in case of a temporary replacement, the Chairman of our Audit Committee will be replaced by another member chosen by the Chairman, and (ii) in the case of a vacancy, such position would be filled by an individual appointed by our Board of Directors. A substitute member will serve on the Audit Committee until such time as our shareholders elect a replacement member to the Audit Committee.

     The following individuals were elected to five-year terms as members of our Audit Committee at our April 30, 2004 Ordinary Shareholders Meeting: Gabriel Jorge Ferreira, Eduardo Augusto de Almeida Guimarães and Guy Almeida Andrade. Additionally, at our March 21, 2007 Ordinary Shareholders’ Meeting, the following individuals were elected to join our Audit Committee until the term of office of the abovementioned members has expired: Israel Vainboim and Rogério Paulo Calderón Peres. The election of these two members is still subject to the Central Bank’s approval.

     Our Audit Committee is required by Brazilian legal regulations to be a statutory body created through a shareholders resolution and, therefore, it must be a separate body from our Board of Directors. Mr. Ferreira was not re-elected as a member of our Board of Directors at our March 21, 2007 Ordinary Shareholders Meeting and Mr. Vainboim is also member of our Board of Directors. In addition, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors of a company. Therefore, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Securities Exchange Act, for purposes of choosing and hiring our independent auditors for audit services provided to our subsidiaries or to us. Except in these respects, our audit committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee is not an audit committee of our Board of Directors, but, as required under Central Bank regulations, is a separate organ from our Board of Directors, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard. For more information see “Item 16.D – Exemptions from the Listing Standards for Audit Committees.”

     Except for Mr. Ferreira, who is a director of one of our affiliates, and Mr. Vainboim, who is also a member of our Board of Director, the members of our Audit Committee are compensated by us for their post as members of the audit committee and do not receive any other compensation from our affiliates. Please note that in accordance with the Brazilian Central Bank regulations, Audit Committee members who also serve on the Board of Directors may choose to receive compensation for their service on the Audit Committee or their service on the Board of Directors, but not both.

          The powers of the Audit Committee are set forth in Article 38 of our bylaws. Among other things, the Audit Committee is responsible for:

  recommending to our Board of Directors and to each of our consolidated subsidiaries’ Board of Directors the appointment of and, if necessary, the replacement of, the respective independent auditors;

  overseeing the work of our independent auditors;

  reviewing our financial statements, before the publication of such documents, including the explanatory notes, management reports and independent auditors’ report and the reports issued by the independent auditors of each of our consolidated subsidiaries;

  analyzing the effectiveness of our internal and independent audit procedures and the compliance by management with the audit policies and procedures established by the internal and independent auditors; and

  meeting with our management and our independent and internal auditors, as well as with the management and the independent and internal auditors of each of our consolidated subsidiaries, to verify their compliance with the audit committee’s recommendations.

     Our Audit Committee holds regular quarterly meetings and also meets whenever our corporate interests so require. Since its creation, the Audit Committee has held meetings at least once a month and has supervised all of our audit activities, including the activities of our affiliates and main subsidiaries as above mentioned. The decisions of the Audit Committee are taken by a majority of votes at a meeting where a majority of the elected members of the Audit Committee are present. In the event of a tie, the Chairman, in addition to his own vote, is entitled to cast the tie-breaking vote.

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

     Mr. Israel Vainboim, who is also a member of our Audit Committee and of our Board of Directors and the Chairman of Unibanco Holdings’ Board of Directors, was elected as the sole member of Unibanco Holdings’ Audit Committee at Unibanco Holdings’ March 21, 2007 Board of Directors Meeting.

     The responsibilities of the Unibanco Holdings’ Audit Committee encompass the following activities, among others:

  recommending to Unibanco Holding’s Board of Directors the appointment of and, if necessary, the replacement of, Unibanco Holdings’ independent auditors;

  overseeing the work of Unibanco Holdings’ independent auditors;

  reviewing Unibanco Holdings’ financial statements, before the publication of such documents, including the explanatory notes, management reports and independent auditors’ report and the reports issued by the independent auditors of each of Unibanco Holdings’ consolidated subsidiaries;

  analyzing the effectiveness of Unibanco Holdings’ internal and independent audit procedures and compliance by management with the audit policies and procedures established by the internal and independent auditors; and

  meeting with Unibanco Holdings’ management, independent and internal auditors, as well as with the management and the independent and internal auditors of each of its consolidated subsidiaries, to verify management’s compliance with the Audit Committee’s recommendations.

     As mentioned above, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors of a company. As a result, the Board of Directors of Unibanco Holdings acts as Unibanco Holdings’ Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of choosing and hiring Unibanco Holding’s independent auditors for audit services provided to Unibanco Holdings and its subsidiaries. Except in this respect, Unibanco Holdings’ Audit Committee is comparable to and performs the functions of audit committees of U.S. companies.

6.D Employees

     Our human resources area, known as “Pessoas”(People), is committed to promoting professional growth and aligning the interests of our employees with our strategic objectives. Unibanco People develops tools for improving the process of managing our employees, focusing on professional training and development, capturing and attracting new talent, developing incentive and recognition programs and improving relations between our in-house community (employees) and the external community (government entities and unions).

     As of December 31, 2006, we had 32,956 employees, an increase of 11.7% from 29,504 in December 2005.

     The following table shows the number of our employees grouped by business area:

	Number of Employees as of December 31,

Area	2004	2005	2006

Retail Branches	10,981	11,073	11,421
Corporate-Site Branches	1,053	1,009	1,116
Unicard	197	223	240
Hipercard	211	57	67
Wholesale	390	366	429
Insurance	1,322	1,301	1,330
Unibanco Asset Management	96	89	84
Banco Dibens	47	-	-
Fininvest (1)	2,831	3,755	4,928
Others	10,280	11,631	13,341

Total	27,408	29,504	32,956
____________________
(1)   Includes the Hipercard’s sales force in 2005 and 2006.

          The following tables set forth the number of Unibanco employees grouped by title and region:

	Number of Employees as of December 31

Title	2004	2005	2006

Officer	150	115	109
Superintendent	358	316	302
Manager	2,087	2,300	2,521
Others (1)	24,813	26,773	30,024

Total	27,408	29,504	32,956

____________________
(1) Includes employees in foreign offices.

	Number of Employees As of December 31,

Region	2004	2005	2006

Southeast	21,866	23,235	25,889
South	2,244	2,358	2,872
Northeast	2,025	2,513	2,755
Center-East	792	892	885
Foreign Offices	353	343	387
North	128	163	168

Total	27,408	29,504	32,956

     We believe that we maintain a positive relationship with our employees and their unions. Approximately 47% of our commercial bank employees are members of a union. Collective bargaining agreements with the bank employees’ unions typically have 12-month terms and are subject to renewal in September of each year.

     By the end of 2006, we had fully implemented a new profit sharing program for our employees. This new program embodies the goals of our corporate culture. In 2006, we distributed R$479 million to our employees under our profit sharing program.

      In 2006, our personal support program Fique Ok (“Be OK”) was made available to all of our employees and their families. This program assists employees facing adverse situations arising from their personal and professional life, by providing assistance through qualified professionals, available 24 hours a day, seven days a week. A full range of psychological, social, legal and nutritional support is made available under this program. In 2006, more than 21,000 people availed themselves of services offered by Fique OK.

     We offer our outstanding senior managers the opportunity to become shareholders through our Stock Option Program which awards exceptional professional performance. As of December 31, 2006, we had granted 27,063,858 stock options exercisable for Units under this program. The exercise period for these options began on January 21, 2005 and will remain in effect until August 29, 2012. Options may be exercised at an average price of R$6.15 per option including the adjustment for the stock dividend that took place in July 2006. During 2006, 4,892,393 options were exercised by our senior managers.

     In 2006, we invested approximately R$51 million in training and development activities for our employees, including MBA programs in Brazil and abroad. In 2006, we offered the following new in-house courses to our employees: “Qualidade no Atendimento” (Quality in Service) a “Programa Formação de Gerentes” (Management Training Program) and “Qualidade em Vendas” (Quality in Sales).

     We have been undertaking employee satisfaction surveys since 1997. These surveys are conducted by external consultants and they are an important factor in our ability to assess our organizational climate, identify areas in need of improvement and take required actions to provide employees with concrete solutions to foster a healthy working environment that supports personal development. In 2006, the general satisfaction of our employees was 75, as measured on a scale from 0 to 100 and their motivation index reached a historical record of 79% according to the same study. This historical record was one of the reasons that we were selected as one of the best companies to work for in Brazil in 2006, according to the Great Place to Work consulting firm. Additionally, in 2006, we were recognized as one of top five companies in Brazil for our ability to manage more than 10,000 employees, according to Valor Econômico Newspaper, in a study conducted by the Hay Group.

Jeito Unibanco

     In 2006, we created and distributed information to all of our employees about our internal culture, called Jeito Unibanco (“the Unibanco Way”). Jeito Unibanco is comprised of ten principles that we expect each of our employees to embody. Approximately 8,500 of our employees from different areas, positions and regions throughout Brazil took part in qualitative and quantitative surveys designed to define the Unibanco Way.

     The Unibanco Way has also been widely disseminated through internal communication channels, training sessions and recruiting and selection procedures. All of our employees are required to sign a manual that outlines the terms of this commitment. The Unibanco Way is an integral part of our corporate culture.

UNIBANCO HOLDINGS

     Unibanco Holdings, a corporation organized under the laws of Brazil, controls us through its ownership of our shares. Unibanco Holdings’ assets consist exclusively of its participation in our capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A., and therefore in 2006, all of its employees were registered in Unibanco – União de bancos Brasileiros.

     As of May 31, 2007, Unibanco Holdings held 97.1% of our outstanding common shares and 12.6% of our outstanding preferred shares. Unibanco Holdings engages in no activities other than holding our shares.

6.E Share Ownership

Equity Ownership of Directors and Officers

     See “Item 7.A Major Shareholders” for a description of the stock ownership of our Directors and Officers (as a group) in Unibanco and see “Item 6.B Compensation — Unibanco — Directors and Officers Stock Option Plan” for a description of our stock option plan for selected members of management.

     Beginning in September 1988, we established a stock purchase plan pursuant to which our Officers and Directors, and those of our subsidiaries, could purchase preferred shares in installments from one of our subsidiaries, which was incorporated, on January 29, 2001 by E. Johnston Representação e Participações S. A., or E. Johnston, a company controlled by the Moreira Salles family.

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

     As of April 30, 2007, apart from their direct ownership of our capital stock, members of our Board of Directors, Officers and members of our management held Units under the E. Johnston stock purchase plan representing approximately 0.1029% of our capital and 0.1758% of Unibanco Holdings’ capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

Unibanco

     Each of our common shares entitles its holder to one vote at any shareholders meeting. Our preferred shares carry no voting rights. See also “Risk Factors—Risks Relating to the Global Depositary Shares and Units—Absence of Voting Rights for the Units”. Unibanco Holdings controls us through its ownership of common shares representing 97.080% of our voting interest, as of May 31, 2007.

     The following table shows the beneficial ownership of our outstanding common and preferred shares as of May 31, 2007. We believe that only those shareholders mentioned in the table below hold our shares.

	Unibanco Common		Unibanco Preferred
	Shares		Shares

Shareholder	Number	% of	Number	% of
		Total		Total

Unibanco Holdings	1,467,184,984	97.080	162,235,795	12.514

Float (1)	44,130,918	2.920	1,121,258,980	86.488
Directors and Executive Officers(2).	434	0.000	8,810,223	0.680
Treasury	0	0.000	4,134,474	0.319

Total	1,511,316,336	100.000	1,296,439,472	100.0000

(1)	Consisting of our floating shares in the market (Units – preferred shares), in Brazil and U.S.
(2)	Comprises all of our Directors and Executive Officers.

Unibanco Holdings

     Each of Unibanco Holdings’ common shares entitles its holder to one vote at any shareholders meeting. The preferred shares of Unibanco Holdings grant no voting right1. E. Johnston Representação e Participações S.A., or E. Johnston, a company controlled by the Moreira Salles family, controls Unibanco Holdings through its ownership of common shares representing 92.656% of its voting interest on May 31, 2007.

     The following table shows the beneficial ownership of the outstanding common and preferred shares of Unibanco Holdings as of May 31, 2007. We believe that only those shareholders mentioned in the table below hold shares of Unibanco Holdings.

	Unibanco Holdings		Unibanco Holdings
	Common Shares		Preferred Shares

Shareholder	Number	% of Total	Number	% of Total

Moreira Salles Group, through E.	513,067,636	92.656	385,284	0.035
Johnston Representação e
Participações, S.A

Bahema Group	28,337,826	5.118	0	0.000
Sul America Group	12,330,436	2.227	0	0.000
Float (1)	6	0.000	1,070,195,194	98.196

Directors and Officers(2)	0	0.000	5,104,439	0.468
Treasury	0	0.000	14,166,866	1.300

Total	553,735,904	100.00	1,089,851,783	100.00

(1)	Consisting of Unibanco Holdings floating shares in the market (Units – preferred shares), in Brazil and U.S.
(2)	Comprises all of the Directors and Executive Officers of Unibanco Holdings.

          On May 31, 2007, we had 78,706,171 outstanding Global Depositary Shares, or GDSs, held by approximately 17 record (registered) holders. The Shareholders’ Extraordinary Meeting, held by us

____________________
1 For further information, please see item “Absence of voting rights for the Units” at the 3.D. Risk Factors.

and by Unibanco Holdings on June 29, 2006, approved a change of the ratio of the GDSs to Units to one (1) GDS per every ten (10) Units. 60.7% of our total preferred shares and 72.2% of Unibanco Holdings’ total preferred shares were held in the United States in the form of GDSs. See also “Risk Factors—Risks Relating to the Global Depositary Shares and Units—Absence of Voting Rights for the Units”.

Significant Changes in Ownership

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

     On February 4, 2005, Commerzbank and BNL sold an aggregate of approximately 46 million of our Units in a global secondary offering to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States, and (iii) institutional investors and other investors elsewhere outside Brazil and the United States. As a result of this offering, Commerzbank and BNL have liquidated their entire direct and indirect equity interests in us, which prior to the offering represented 5.2% and 1.6% of our outstanding preferred shares, respectively. However, we maintain our current commercial relationships with Commerzbank and BNL.

     On September 13, 2005, Caixa Brasil, SGPS, S.A. sold an aggregate of approximately 86 million of our Units in a global secondary offering to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States, and (iii) institutional investors and other investors elsewhere outside Brazil and the United States. As a result of this offering, Caixa Brasil, SGPS, S.A. has liquidated its entire direct and indirect equity interest in us and Unibanco Holdings, which prior to the offering represented 13.19% of Unibanco and 15.57% of Unibanco Holdings preferred shares. However, we maintain our current commercial relationships with Caixa Brasil, SGPS, S.A. These are the only significant changes in the ownership of Unibanco Holdings’ shares and our shares during the past three years.

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

     Under Brazilian law, financial institutions may not grant loans or advances to affiliates, statutory officers, directors or their family members, nor to any enterprises in which such parties, with few exceptions, own more than 10%. For the purposes of this law, affiliates include companies in which a financial institution holds 10% or more of the capital stock or which hold 10% or more of a financial institution’s capital stock. Therefore, we have not made any loans or advances to the abovementioned persons, which include, among others, Unibanco Holdings and our non-financial subsidiaries. Without prejudice to the foregoing, this prohibition does not prevent Unibanco Holdings nor any of our non-financial subsidiaries from lending resources to the aforementioned persons, and it does not limit our ability to enter into transactions in the interbank market with our affiliates that are financial institutions (For additional information, see note 4 to the financial statements).

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

Service Agreements

     In addition, certain of our subsidiaries, such as Banco Investcred Unibanco S.A., Cia Hipotecária Unibanco-Rodobens and Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, have entered into service agreements with us. The purpose of such agreements is to establish the criteria under which (a) our and our subsidiaries’ administrative and operational structures may be shared in order to achieve greater competitive results, assets and business, and/or (b) the proceedings relating to certain financial activities may be performed by us and our subsidiaries.

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

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

LEGAL PROCEEDINGS

Overview

     We are a party to numerous lawsuits and administrative proceedings that have arisen during the normal course of our business. Our financial statements only include reserves for probable and reasonably estimable losses and expenses that we may incur in connection with pending litigation or administrative proceedings, or as otherwise required by Brazilian law. At December 31, 2006, our provisions for such contingencies were approximately R$2,968 million, which we believe would be sufficient to meet probable and reasonably estimated losses in the event we receive an unfavorable ruling in any of the legal proceedings to which we are a party. However, we cannot provide any assurance that these reserves will be sufficient to meet our potential losses. We believe that any potential liabilities related to these lawsuits and administrative proceedings will not have a material adverse effect on our financial condition or results.

Civil Litigation - General Information

     We are involved in numerous civil lawsuits that have arisen during the normal course of our business. We are not able to currently predict the amounts involved in all of such claims, due to the nature of the matters involved. However, we believe that any potential liabilities related to these lawsuits will not have a material adverse effect on our financial condition or results. We are a party to (a) certain lawsuits filed by individual minority shareholders related to equity losses arising from corporate reorganizations associated with our acquisition of certain Brazilian financial institutions, (b) several class action suits that are primarily related to our banking activities and Brazilian government economic policies (we are a defendant in these lawsuits with certain other Brazilian financial institutions) and (c) various other lawsuits. We have detailed below the most significant civil lawsuits that we are currently involved in:

     Citizen’s Action

     On November 18, 1995, the Central Bank of Brazil authorized us to acquire certain assets and liabilities of Banco Nacional S.A. (“Banco Nacional”). In view of such acquisition, we are a party to a lawsuit initiated as a citizen’s action (ação popular) against Banco Nacional, the Central Bank of Brazil and us. This lawsuit claims that certain loans, totaling approximately R$2 billion in their original amount, were fraudulently granted to Banco Nacional by the Central Bank of Brazil. We are involved in this lawsuit because the plaintiffs allege that a portion of the proceedings from such loans was transferred by Banco Nacional to us under the assets and liabilities acquisition mentioned above. The citizen’s action seeks a judgment declaring all such loans to be null and void and demands the repayment of the amounts disbursed by the Brazilian Treasury. In June 1997, a lower District Court of Appeals removed us from the claim. This decision was appealed by the plaintiffs. Such appeals were rejected by the Superior Court of Justice and by the Federal Supreme Court. In October 2005, the Federal Supreme Court decided that the competent court to hear the case was the Federal court and the appeal was sent to a lower Federal court. There will be opinion testimony by experts. We have not provisioned any amounts in connection with this lawsuit because we anticipate that the lower court will reject the plaintiffs’ appeal and will affirm our removal from this lawsuit.

     Litigation Arising from Government Economic Stabilization Plans

     Between 1986 and 1994, several Government economic stabilization plans caused intense litigation against banks, including us. In addition to lawsuits brought by individual investors, we are a party to 35 lawsuits brought by consumer protection associations or public attorneys. In all such lawsuits, plaintiffs have argued that the laws which established official inflation and/or deflation indices were unconstitutional and, because such indexes did not reflect true inflation, the banks have to pay to the investors the amounts corresponding to the difference between the indexes applied and the indexes that were in force before the enactment of each plan. The banks have argued that the laws were constitutional and that the banking industry was only acting in compliance with federal laws and regulations in this regard. The Superior Justice Courts have been deciding such cases against the banks, but the Federal Supreme Court has yet to take a clear position on them. In the past months , the banking industry has experienced an increase in the number of lawsuits brought by investors and consumer protection associations, mainly because of the passage, in June 2007, of the 20 year statute of limitation term applicable to the first economic plan – the so-called "Bresser Plan". We have recorded provisions for such claims based on the number of lawsuits brought by individual investors. We believe that, since the indexes applied by the banks were determined by Federal Government Laws and Regulations, in case the Supreme Court decides the issue against the banks, they will have the right to pursue indemnification from the Government.

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

     As of December 31, 2006, we have provisioned approximately R$1,867 million in connection with our tax pending disputes. According to our policy, we record provisions for lawsuits only when we believe it is probable that we will incur losses as a result of such disputes or when the tax matter under discussion is expressly due by force of law or regulation, regardless of the existence of a lawsuit or a dispute in connection thereto. With respect to tax administrative proceedings, we do not record provisions when the probability of loss is remote or possible and we usually pay/settle the amounts due thereunder when there is high probability of loss. For more information concerning our record policies, please see note 30 to the financial statements.

     On November 9, 2005, the Federal Supreme Court ruled that the expansion of the calculation basis used to assess PIS and COFINS taxes was unconstitutional. Although we were not a party to the dispute in question, this ruling indicates that we will be successful in our claims related to this issue. Unibanco Holdings has already received a definitive favorable decision on a lawsuit relating to this matter and, as a result, the provision related to this dispute was reverted. Notwithstanding the foregoing, we cannot state at this time when we will receive a ruling on our remaining disputes relating to this issue and, until we are granted a final decision on them, we will continue to follow the guidance of the FAS 5 “Accounting for Contingencies” and will maintain the provision of R$942 million that we have allocated as of December 31, 2006, for such disputes.

     We are also a party to several judicial disputes discussing the levy of the social contribution tax on income (CSLL) in the case of companies that do not have employees. As of December 31, 2006, the corresponding accounted provision related to these disputes was of approximately R$136 million.

     On February 14, 2007, the Superior Court of Justice ruled that leasing companies shall be considered financial institutions and therefore shall benefit from CPMF exemption on financial transfers related to any funding or investments made in the course of the financial business. Although we were not a party to the dispute in question, this ruling indicates that we will succeed in our claims related to this issue. As of December 31, 2006, we have provisioned approximately R$198 million in connection with these disputes.

     In addition, Unibanco Holdings is involved in a tax dispute relating to the assessment of PIS and COFINS on earnings from interest on capital stock (“juros sobre capital próprio”). Unibanco Holdings has already received a favorable decision on this matter from the lower courts, but it is currently subject to appeal by the Government and to further analyses by a superior court. We have provisioned R$132 million in connection with this dispute.

     We understand that we have made adequate provisions for our pending tax disputes, and we believe that an unfavorable outcome in some or all of the pending tax disputes to which we are party, or our eventual decision to make additional provisions, would not have a material adverse effect on our business.

Labor Litigation

     Labor unions and former employees have filed several lawsuits against us seeking compensation for alleged violations of their labor rights. There are currently approximately 12,000 labor claims filed against us. Our individual labor lawsuits primarily relate to overtime pay and salary parity. Our collective labor lawsuits primarily relate to strikes and salary differences resulting from economic plans established by the Federal Government. For the fiscal year ended December 31, 2006, we paid approximately R$644 million in settlements with former employees and judgments imposed by the labor courts.

     Pursuant to the advice of our legal counsel, we provision funds for labor lawsuits based on the average amounts we paid for similar claims during the previous twelve-month period, plus the respective social security contribution and the income tax, with such provisions reviewed monthly. Based on the criteria mentioned above, we have provisioned approximately R$600 million as of December 31, 2006. We believe this amount is sufficient to cover all the losses that we may incur from such lawsuits.

Settlements Related to Banco Nacional Acquisition

     Actions Related to the Former Controlling Shareholders of Banco Nacional. In connection with the acquisition of Banco Nacional, the former controlling shareholders of Banco Nacional filed suit against the Central Bank of Brazil, Unibanco Holdings and us, alleging damages caused by such sale and demanding compensation totaling R$1.5 billion. Notwithstanding the foregoing, in July 2006, we reached an agreement with such shareholders pursuant to which they agreed to terminate all pending lawsuits and to waive all claims set forth in the lawsuits.

Dividend Distributions

     Brazilian law requires corporations to pay their shareholders a dividend distribution of at least 25% of net income. For more information on our and Unibanco Holdings’ dividend distribution policies, see “Item 10.B Additional Information - Memorandum and Articles of Association”.

8.B Significant Changes

     Since December 31, 2006, neither we nor Unibanco Holdings have experienced any significant changes that would have a material impact on our Company or results of operations.

ITEM 9. THE OFFER AND LISTING

9.A Offer and Listing Details

     In July 2006, we received Central Bank and CVM approval of the increase in our capital stock by means of an issuance of new shares in the form of a stock dividend (holders received one (1) Unit for each Unit held). This stock dividend was approved by our Extraordinary Shareholders Meeting on June 29, 2006, and was accompanied by a ratio change in our and Unibanco Holdings’ Global Depositary Shares Program (“GDS”) from a ratio of five (5) Units per GDS to ten (10) Units per GDS.

     On December 1, 2005, we were selected to join the BOVESPA ISE (Corporate Sustainability Index), along with 27 other companies. BOVESPA analyzed 121 listed companies and chose those with the best sustainability and corporate governance criteria for the BOVESPA ISE. The main purpose of BOVESPA's Corporate Sustainability Index is to create an investment environment that is compatible with societal demands for sustainable development as well as to stimulate ethical responsibility among corporations. The ISE Index reflects the return of a portfolio composed of stocks of companies committed to social responsibility and corporate sustainability, and actions that promote good practices in the Brazilian market. On December 1, 2006, we were selected to be part of the ISE Index again in 2007. In its second year, the ISE Index is composed of 43 stocks of 34 companies. The new theoretical portfolio is valid for one year, from December 2006 to November 2007. Unibanco’s weighting is 5.884% of the total Index.

     As of May 2, 2005, the Unit was included in the Ibovespa Index (Indice BOVESPA) of the BOVESPA. The Ibovespa Index is currently composed of 60 stocks. In order to be included in this index, a stock must (i) be included in a group of stocks in which the sum of the Negotiability Indices represents 80% of the accumulated value of the Negotiability Indices of all individual stocks; (ii) have a participation above 0.1% of the BOVESPA’s total volume in the last 12 months; and (iii) trade in at least 80% of the sessions in the last 12 months. The inclusion in the Ibovespa Index was a step towards increasing the liquidity of our Units in the Brazilian market. From May 2007 to August 2007 the weight of our Units in the theoretical portfolio of the Ibovespa Index was 1.946% . Since its inclusion in the Ibovespa its weighting increased more than 98%.

     As of September 1, 2004, the Unit was included in the Brazil Index-50 (Indice Brasil-50), or IBrX-50 Index, of the BOVESPA. The IBrX-50 Index is composed of the 50 stocks with the highest trade index on the BOVESPA and that were traded in at least 80% of the sessions in the last twelve months. From May 2007 to August 2007, the weight of our Units in the theoretical portfolio of the IBrX-50 Index was 3.464% .

     On August 30, 2004, we consummated the reverse stock split of our and Unibanco Holdings’ respective common and preferred shares, including shares included in the Units, at the ratio of 100 shares to one share. We believe that the reverse stock split provided more efficiency in our relationship with our shareholders and increased our stock liquidity.

     Our Units are listed and traded on the BOVESPA under the symbol “UBBR11” and are also listed and traded on the NYSE, in the form of GDSs, under the symbol “UBB.” Each GDS is equivalent to ten Units. For more information on this subject, see “Item 10.B. Memorandum and Articles of Association.” Our common shares and preferred shares and the preferred shares of Unibanco Holdings are listed and traded on the BOVESPA. Our common shares are listed under the symbol “UBBR3,” our preferred shares are listed under the symbol “UBBR4” and the preferred shares of Unibanco Holdings are listed under the symbol “UBHD6.”

9.C Markets

     The table below sets forth, for the indicated period, the high and low market prices of the GDSs on the NYSE, in U.S. dollars, and the Units on the BOVESPA, in reais, as adjusted to reflect the reverse stock split and the stock dividend, as well as the payment of dividends or interest on own capital in subsequent periods:

	NYSE		BOVESPA

	US$ per GDS		R$ per Unit (1)

	High	Low	High	Low

2002	27.70	6.25	4.92	1.94
2003	25.21	9.60	6.17	2.86
2004	31.84	16.70	7.85	4.50
First quarter	27.14	21.42	6.61	5.36
Second quarter	25.95	16.70	6.42	4.50
Third quarter	24.23	19.67	6.37	5.23
Fourth quarter	31.84	24.05	7.85	6.10
2005	66.70	28.35	14.57	6.93
First quarter	39.39	28.35	9.46	6.93
Second quarter	38.90	32.38	8.57	7.44
Third quarter	52.69	34.61	11.04	7.59
Fourth quarter	66.70	47.31	14.57	9.93
2006	94.73	57.14	20.15	12.27
First quarter	90.00	64.50	18.10	13.24
Second quarter	86.49	57.14	16.92	12.42
Third quarter	76.60	58.65	15.86	12.27
Fourth quarter	94.73	73.39	20.15	15.35
2007	115.38	80.41	22.45	17.03
January	97.50	87.08	21.01	18.62
February	99.75	82.56	20.79	17.73
March	91.13	80.41	18.72	17.03
April	101.76	86.65	20.62	17.75
May	115.38	95.84	22.45	19.65

(1)   The Unit prices were adjusted to reflect the reverse stock split before August 30, 2004 and the Stock Dividend, approved in June 29,2006.

ITEM 10. ADDITIONAL INFORMATION

10.B Memorandum and Articles of Association

Summary of the Bylaws of Unibanco—União de Bancos Brasileiros S.A. and of Unibanco Holdings S.A.

     We are a financial institution incorporated under the laws of the Federative Republic of Brazil, duly authorized to conduct business by the Central Bank of Brazil. Our Corporate Taxpayers Enrollment Number (CNPJ) is 33.700.394/0001 -40 and our Board of Trade of the State of São Paulo Enrollment Number (NIRE) is 35.300.102.771.

     Unibanco Holdings is incorporated under the laws of the Federative Republic of Brazil. Its Corporate Taxpayers Enrollment Number (CNPJ) is 00.022.034/0001 -87 and its Board of Trade of the State of São Paulo Enrollment Number (NIRE) is 35.300.140.443.

     The information below refers to our and Unibanco Holdings’ most recent bylaws, which include, as the case may be, the amendments approved by the shareholders of Unibanco Holdings and those that were approved by our shareholders on March 21, 2007. Our March 21, 2007 Shareholders Meeting is currently subject to the Central Bank’s approval.

Objectives and Purposes

Unibanco

     Our corporate objective and purpose, as described in article 2 of our bylaws, is to perform those operations and services that may be performed by financial institutions according to Brazilian Law. This includes conducting foreign exchange activities and participating in the share capital of other companies, pursuant to applicable legal and statutory provisions. However, we may not (i) acquire real estate not intended for our own use, with the exception of certain cases permitted by law or (ii) issue debentures or partes beneficiárias.

Unibanco Holdings

     Unibanco Holdings’ objective and purpose, as described in article 2 of its bylaws, is to participate in the share capital of other companies. Unibanco Holdings exclusively holds equity interest in Unibanco. It does not currently intend to conduct any activity other than holding Unibanco’s common shares and preferred shares, on a permanent basis.

Directors and Officers

Unibanco

     We are managed by: (i) a Board of Directors, and (ii) a Board of Officers.

     Board of Directors

     Our Board of Directors may consist of between four and nine directors at any given time. Directors are elected to a one-year term by our shareholders at the annual shareholders meeting. Pursuant to the Brazilian Corporation Law and our bylaws, only shareholders of a company are entitled to serve as directors of the company. Neither the Brazilian Corporation Law nor our bylaws specify a minimum number or class of shares that a director must own.

     Our Board of Directors ordinarily meets once each quarter in additional to any time that corporate interests so require. The decisions of our Board of Directors are taken by a majority of votes with the attendance of at least half of our directors. In the event of a tie, the Chairman (or the Vice Chairman if the Chairman is not present at the relevant meeting), in addition to his own vote, is entitled to cast the tie-breaking vote. Article 15 of our bylaws specifies that the age limit for serving on our Board of Directors is 65 years old. This limit may be extended at the Board of Directors’ discretion.

     Article 16 of our bylaws lists the exclusive powers of our Board of Directors. Pursuant to this provision, the Board has the power, among other things, to:

  elect our Officers;

  determine the remuneration of each member of our Board of Directors, our Audit Committee and our Board of Officers, subject to the aggregate maximum amount approved for each such corporate body, by shareholders at the annual shareholders meeting;

  appoint and remove the independent auditors, taking into consideration the recommendation of the Audit Committee;

  determine the performance bonus of each member of our Board of Directors and our Board of Officers;

  establish general guidance regarding the conduct of our business and our policies;

  decide on mergers, acquisitions, increases and decreases of our equity investments in our subsidiaries, affiliates and partnerships; and

  decide on joint ventures involving Unibanco and takeover bids performed by Unibanco for other companies.

     Board of Officers

          Our Board of Officers may be composed of up to 150 members, including:

  one Chief Executive Officer;

  up to 10 Vice-Presidents; and

  up to 139 Executive Officers, Officers and Deputy Officers.

     All members of the Board of Officers are elected to a one-year term of office by our Directors at the Board of Directors meeting. The Board of Executive Officers is responsible for the management and supervision of our corporate activities and the Board of Officers has the power to act on our behalf in accordance with our bylaws.

     Article 20 of our bylaws specifies that the age limit for holding a position on our Board of Officers is 60 years old. However, as approved at the Board of Directors Meeting on April 30, 2004, our CEO may decide on the convenience of the reelection of an officer upon his/her 58th birthday. The limit of 60 years old may be waived at the Board of Directors’ discretion. In addition, pursuant to the Brazilian Corporation Law and our bylaws, all of our officers must reside in Brazil.

Unibanco Holdings

     Unibanco Holdings is also managed by a Board of Directors and a Board of Officers.

     Board of Directors

    The Board of Directors may be made up of between three and eleven directors. Directors are elected to a one-year term by the shareholders at the annual shareholders meeting. Pursuant to the Brazilian Corporation Law and the bylaws of Unibanco Holdings, only shareholders of a company are entitled to serve as a director of the company. Neither the Brazilian Corporation Law nor Unibanco Holdings’ bylaws specify a minimum number or class of shares that a director must own.

     Unibanco Holdings’ bylaws do not specify an age limit for serving on the Board of Directors.

     Article 16 of Unibanco Holdings’ bylaws lists the exclusive powers of its Board of Directors. Pursuant to this provision, the Board has the power, among other things, to:

  elect the Officers of the company;

  determine the remuneration of each member of the Board of Directors and the Board of Officers, subject to the maximum aggregate amount approved for each such corporate body, by shareholders at the annual shareholders meeting;

  appoint and remove the independent auditors, taking in consideration the recommendation of the Audit Committee;

  establish general guidance regarding the conduct of Unibanco Holdings’ business and policies;

  decide on mergers, acquisitions, increases and decreases of equity investments in our subsidiaries, affiliates and partnerships of Unibanco Holdings; and

  decide on joint ventures involving Unibanco Holdings and takeover bids performed by Unibanco Holdings for other companies.

     The Board of Directors ordinarily meets twice a year and also meets whenever corporate interests so require. The decisions of the Board of Directors are taken by a majority of votes with the attendance of at least half of the directors. The directors of Unibanco Holdings are now permitted to participate in a Board of Directors meeting through video conference or any other manner that enables the director to be seen or heard. It is also possible for the directors to participate by sending their written vote prior to the meeting. In the event of a tie, the Chairman (or the Vice Chairman if the Chairman is not present at the relevant meeting), in addition to his own vote, is entitled to cast the tie-breaking vote.

     Board of Officers

     The Board of Officers is made up of between three and five officers: one Chief Executive Officer and between two to four Officers. All members are elected by the Board of Directors to a one-year term. Unibanco Holdings’ bylaws do not specify an age limit for membership on the Board of Officers. Pursuant to the Brazilian Corporation Law and Unibanco Holdings’ bylaws, all officers must reside in Brazil.

     The Board of Officers is responsible for the management and supervision of Unibanco Holdings’ corporate activities and has the power to act on behalf of Unibanco Holdings in accordance with its bylaws.

Certain Provisions of Brazilian Law

     Under Brazilian law, the controlling shareholders, directors and officers may not take or receive loans, pledges or advances from financial institutions in which they are shareholders, directors and/or officers. In addition, financial institutions may not grant loans or advances to their affiliates, controlling shareholders, officers, directors and their respective relatives nor to companies in which these persons hold more than 10% of the share capital or hold a managing position.

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

Audit Committee

     See “Item 6.C Board Practices” for information regarding our and Unibanco Holdings’ Audit Committee.

Description of Capital Stock

General

Unibanco

     At the April 30, 2004 Extraordinary Shareholders Meeting, our shareholders approved a reverse stock split of our common and preferred shares, including our Units, at a ratio of 100 shares to 1 share. This reverse stock split was implemented on August 30, 2004.

     At our June 29, 2006 Extraordinary Shareholders Meeting, our shareholders approved an increase of R$3,000,000 thousand to our corporate capital, thereby increasing our overall corporate capital from R$5,000,000 thousand to R$8,000,000 thousand, through the capitalization of (i) all of the funds previously allocated to one of our statutory reserves account and (ii) R$2,885,732 thousand, which was previously allocated in a reserve designed to ensure that we maintain adequate operating margins. This increase in our corporate capital was effected by means of the issuance of 1,398,897,476 new shares, entitling each of our shareholders to receive, in the form of a stock dividend, one (1) new share of the same type for every share held as of the record date (“Bonificação de Ações”). This Bonificação de Ações was implemented on July 17, 2006.

     At our June 29, 2006 Extraordinary Shareholders Meeting, our shareholders also approved an increase in the cap of our authorized capital. The new limit on the amount of shares that we may issue is 2,350,852,743 shares, whether common or preferred.

     As of April 30, 2007, our fully subscribed and paid in capital stock was equal to R$8,000,000 thousand, represented by 2,807,755,808 registered shares with no par value. Of these:

  1,511,316,336 were common shares, and

  1,296,439,472 were preferred shares.

      We currently have a statutory reserve for use in ensuring that we maintain adequate operating margins. Our statutory reserve is listed on our financial statements and is prepared in accordance with Accounting Practices Adopted in Brazil.

Unibanco Holdings

     At the April 30, 2004 Extraordinary Shareholders Meeting, the shareholders of Unibanco Holdings approved a reverse stock split of its common and preferred shares, including our Units, at a ratio of 100 shares to 1 and amended Unibanco Holdings’ bylaws to reflect the number of common and preferred shares as of that date. This reverse stock split was implemented on August 30, 2004.

     Unibanco Holdings’ capital stock was altered during the second quarter of 2005, as a result of (i) the cancellation of treasury shares, approved by the Extraordinary Shareholders’ Meeting, held on July 19, 2005, and (ii) the conversion of common shares into preferred shares that occurred between July 19, 2005 and August 18, 2005, as approved by the shareholders meeting held on July 19, 2005. The April 12, 2006 Extraordinary Shareholders Meeting amended the bylaws of Unibanco Holdings, in order to reflect the number of common and preferred shares that represented Unibanco Holdings’ capital stock as of that date.

     On June 29, 2006, Unibanco Holdings’ shareholders approved an increase of R$2,691,925 thousand to Unibanco Holdings’ corporate capital, thereby increasing its overall corporate capital from R$1,863,449 thousand to R$4,555,375 thousand through the capitalization of the same amount that had previously been accounted for in retained earnings account. This increase was effected by means of the issuance of 813,253,815 new shares, which entitled each shareholder of Unibanco Holdings to receive, in the form of a stock dividend, one (1) new share of the same type for every share held as of the record date (“Bonificação de Ações”).

     According to a decision made by both our shareholders and those of Unibanco Holdings, shareholders who held Units received, for each Unit held, one (1) additional Unit, as a stock dividend, as a result of the Bonificação de Ações held by both companies. In addition, each Global Depositary Shares (“GDSs”), each of which formerly represented five (5) Units, currently represents ten (10) Units.

     Additionally, Unibanco Holdings’ Extraordinary Shareholders meeting of June 29, 2006 also approved an increase to the limit of its authorized capital, up to 2,613,253,815 shares, up to a maximum authorized amount of 876,867,952 common shares and 1,736,385,863 preferred shares, in addition to the total number of shares existing after the approval of the Bonificação de Ações. This Bonificação de Ações was implemented on July 17, 2006.

     As of April 30, 2007, Unibanco Holdings’ fully subscribed and paid in capital stock was equal to approximately R$4,555,375 thousand represented by 1,643,587,687 registered shares with no par value, of which:

  553,735,904 were common shares; and

  1,089,851,783 were preferred shares.

Payment for subscribed shares

     Pursuant to the Brazilian Corporation Law, the liability of the shareholders of corporations (sociedades anônimas) is limited to the price paid for the subscribed shares. The law states further that each shareholder must pay for its shares in accordance with the terms and conditions of the respective company’s bylaws or the subscription bulletin, as the case may be. If the bylaws or the subscription bulletin do not state the amounts and terms of payment, the management bodies must inform the shareholders of their duty to make the appropriate payments in the manner set forth in the law.

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

  priority in the return of capital, without a premium, in case of our liquidation, based on the portion of the capital stock represented by these shares; and

  participation, on an equal basis with holders of our common shares, in capital increases resulting from the capitalization of reserves, profits and monetary adjustment.

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

Rights of Unit Holders

     Our bylaws and Unibanco Holdings’ bylaws each provide, among other things, that a holder of a Unit is a holder of one of our preferred shares and one of the preferred shares of Unibanco Holdings, entitled to all the rights inherent in such shares.

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

Limitations on Foreign Investors’ Rights to Own Securities

     Foreign investors seeking to invest in Brazilian securities are required to comply with various rules and regulations, which include rules requiring the registration of investors and their investments with the Central Bank, the Brazilian Securities Commission, and the Brazilian Registry of Legal Entities. In addition, foreign investors who wish to invest in the voting shares of Brazilian financial institutions are required to obtain the prior authorization of the Brazilian government. For a more detailed discussion on these limitations on foreign investors’ rights to own securities, see “Item 10. Additional Information—Exchange Controls—Restrictions on Foreign Investments and Overseas Remittances” and “Item 4.B Business Overview—Regulation and Supervision—Foreign Investments and the Federal Constitution—Foreign Investments in Brazilian Financial Institutions.”

Cancellation of Units

     In accordance with our bylaws and Unibanco Holdings’ bylaws, a holder of a Unit may, at any time, cancel its Unit and become a direct holder of the underlying shares. These shares are fully transferable.

     However, the Units cannot be cancelled if (i) they are subject to pledges, encumbrances or any other liens, or (ii) our and Unibanco Holdings’ Board of Directors temporarily suspend the ability to cancel Units under limited circumstances indicated in the bylaws.

Shareholders meetings

     Pursuant to our bylaws and Unibanco Holdings’ bylaws, annual shareholders meetings are held within four months following the end of each fiscal year. At the annual meeting, shareholders, among other things:

  analyze, discuss and approve our financial statements;

  deliberate on the use of our net profits accrued during the previous fiscal year, as well as the distribution of dividends; and

  elect the members of the Board of Directors and, as the case may be, the members of the Audit Committee and Fiscal Council.

     Pursuant to our bylaws and Unibanco Holdings’ bylaws, Extraordinary Shareholder Meetings may be held whenever the corporate interests so require.

     According to the Brazilian Corporation Law, the general shareholders meetings may be called by the Board of Directors. In addition, general shareholders meetings may also be called by:

  the Fiscal Council, when established, in circumstances specified by law;

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

     Our shareholders meetings, as well as those of Unibanco Holdings, are convoked by publishing, not less than fifteen calendar days prior to the scheduled meeting date and not less than three times, a notice in the Official Gazette (Diário Oficial do Estado de São Paulo) and in the Valor Econômico, both newspapers with circulation in the State of São Paulo. A notice is also filed with the CVM, BOVESPA and the SEC. This notice must contain the agenda for the meeting and, in case of an amendment to the bylaws, an indication of the subject matter.

     The meetings generally take place at our and Unibanco Holdings’ principal office, as the case may be. A shareholders meeting in which all the shareholders participate will be considered valid, notwithstanding failure to meet the legal requirements for the convocation.

     According to our and Unibanco Holdings’ bylaws, shareholders meetings shall be held and presided over by the Chairman of the Board of Directors. In his absence, the Chairman may appoint any member of the Board of Directors or of the Board of Officers to do so in his stead. The Chairman shall choose among the shareholders present one or more shareholders to serve as secretaries of the meeting.

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

     Under Brazilian Corporation Law, the holders of the preferred shares of Unibanco Holdings are entitled to vote in the event that Unibanco Holdings does not pay their minimum dividends for three consecutive fiscal years. In this event, the voting right of the preferred shares remains effective until such dividends are paid in full. Pursuant to Article 5 of our bylaws, holders of our preferred shares are not entitled to such right.

     The majority of holders of our preferred shares and the preferred shares of Unibanco Holdings, voting separately as a class, in a special meeting, have the right to approve proposals of the majority of the voting shareholders that would:

  change the rights and privileges of the preferred shares; and

  create a new class of preferred shares with superior rights.

     Under Brazilian Corporation Law, non-controlling holders of our preferred shares and the preferred shares of Unibanco Holdings, in any case representing at least 10% of the capital stock have the right to elect or dismiss one member of the Board of Directors, at a separate meeting, in which the controlling shareholder cannot participate and vote; provided that those shareholders hold the minimum percentage described above for at least three months immediately before the relevant shareholders’ meeting. Similarly, non-controlling holders of our common stock and the common stock of Unibanco Holdings which represent at least 15% of our respective voting capital stock have the right to elect or dismiss one member of the respective Board of Directors, subject to the same terms and restrictions applied to the non-controlling holders of our and Unibanco Holdings’ preferred shares.

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

     The Brazilian Federal Constitution provides that a special law shall regulate the participation of foreign investors in the capital of financial institutions in Brazil. According to the Brazilian Central Bank’s regulation, until the abovementioned special law is passed, the increase of the participation of foreign investors in the voting capital of financial institutions is subject to prior authorization by the Brazilian Government.

     The Brazilian Government has already decided that it has an interest in the participation of foreign investors in the capital of financial institutions in Brazil, provided that they do not have any voting rights.

     However, in the event that voting shares are being offered, our foreign shareholders and the foreign shareholders of Unibanco Holdings who hold an indirect participation in our capital stock may be prevented from exercising their preemptive rights. The performance of such rights may be subject to prior authorization by the Brazilian Government, as mentioned above.

Change of Control Provisions

     Under Brazilian Corporation Law, the sale of control of a publicly-held company can only be effected if the purchaser makes a public offer to purchase the voting shares of the remaining shareholders at a price equal to at least 80% of the price paid for the controlling block of shares.

Right of withdrawal and redemption

     Our bylaws and the bylaws of Unibanco Holdings do not set forth any redemption provision; however, unless the bylaws state otherwise, the redemption of shares may only be effected if, in a shareholders meeting convoked specifically to deliberate upon such matter, it is approved by shareholders representing at least half of the relevant shares.

     The Brazilian Corporation Law provides that, under certain circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to his or her equity interest.

Capital increases

     Pursuant to the resolutions of our June 29, 2006 Extraordinary Shareholders Meeting, our Board of Directors may increase our corporate capital up to additional 2,350,852,743 shares. This capital increase may be effected without amending our bylaws or obtaining shareholder approval, subject to the applicable limitations under Brazilian Corporation Law. As a financial institution, the number of our non-voting shares may not be higher than 50% of the total shares representing our capital stock. The authorized capital stock may only be changed by our shareholders at a shareholders’ meeting, through an amendment to our bylaws.

     Pursuant to the resolutions of the June 29, 2006 Extraordinary Shareholders Meeting of Unibanco Holdings, the Board of Directors of Unibanco Holdings may increase its corporate capital up to an additional 2,613,253,815 shares, up to a maximum authorized number of 876,867,952 common shares and 1,736,385,863 preferred shares. This capital increase may be effected without amending Unibanco Holdings’ bylaws or obtaining shareholder approval, and without maintaining the existing proportion among the classes of shares, subject to applicable limitations under Brazilian Corporation Law. No more than two-thirds of the capital stock may be represented by non-voting shares.

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

Approval by the Central Bank

     The Central Bank must approve certain amendments to our bylaws, including those related to changes on our corporate purposes and capital increases.

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

Dividend policy

Our bylaws contain the following provisions with respect to dividends for each fiscal year:

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

     The Extraordinary Shareholders Meeting of Unibanco Holdings held on June 29, 2006, amended the bylaws of Unibanco Holdings in order to clarify its policies with respect to the use of profits accrued at the end of each fiscal year, including the payment of dividends for each fiscal year. As of June 29, 2006, Unibanco Holdings’ bylaws set forth the following provisions in this regard:

  Unibanco Holdings shall distribute as dividends the net profits accrued in the previous fiscal year, which remain after the deduction of the legal reserve and of the contingency reserve. The net profits that will be distributed to Unibanco Holdings’ shareholders as dividends are derived from the dividend payments that Unibanco Holdings receives from us in available funds.

  After the distribution of the mandatory dividends, Unibanco Holdings may distribute additional dividends with funds from the Equalization of Equity Reserve (Reserva de Equalização de Participações), created by the Extraordinary Shareholders Meeting of Unibanco Holdings on June 29, 2006, in order to assure that Unibanco Holdings’ profits are equal to the income that it receives from its shares in us.

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

     At their respective meetings held on March 29, 2007, our and Unibanco Holdings’ Board of Directors determined that the Board of Directors shall hold meetings on, at least, a quarterly basis during 2007. In addition to other matters, the agendas for such meetings shall address the payment and method of payment of dividends to our shareholders. For Brazilian law purposes, interest on capital stock may be construed as dividends.

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

Interest on capital stock

     According to our bylaws and the bylaws of Unibanco Holdings, any interest distributed to shareholders, up to the limit of the long term interest rate (Taxa de Juros de Longo Prazo), shall be taken into account for the purpose of calculating the amount of the mandatory distribution of dividend, as provided for in paragraph 7 of Article 9 of Law 9249 of December 26, 1995.

     The payment of interest on capital stock is subject to withholding income tax at the rate of 15%. See Item “10.E Taxation” for further information.

Disclosure of Ownership Interest

Acquisition by the controlling shareholder

     According to CVM regulations, in the event that (i) a controlling shareholder, (ii) a shareholder that is entitled to elect members of the board of directors or of the fiscal committee or (iii) an individual, or a group of individuals, acting together or representing only one interest, achieve a direct or indirect participation of 5% or more of a series or class of shares of a company’s capital stock, the shareholder must give notice of the increase to the company.

     The company’s officer responsible for the Investor Relations Department is responsible for the transmission of this notice to the CVM, the Stock Exchanges and to the over-the-counter market in which the company has its securities negotiated. Such notice must contain the following information:

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

10.C Material Contracts

     For information concerning our contracts, please see, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

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

     In addition, a foreign entity, corporation or partnership which invests in the Brazilian financial and securities markets (except for investments in depositary certificates issued abroad, such as the GDS) must apply with the CVM for registration with the Brazilian Registry of Legal Entities, or CNPJ. The CNPJ registration is maintained by the Brazilian federal tax authorities and a tax number is granted in connection therewith. In such particular cases, the right to (i) convert into foreign currency the payment of dividends and earnings resulting from the sale of shares and securities, and (ii) remit such amounts from Brazil, is subject to registrations both with the Central Bank and the CNPJ. If the investor is a natural person, he or she will also have to apply with the CVM to obtain a register before the Ministry of Finance (CPF). The CPF works as a CNPJ for natural person and it also allows the investors to (i) convert into foreign currency the payment of dividends and earnings resulting from the sale of shares and securities, and (ii) remit such amounts from Brazil, as it is duly registered before the Brazilian Central Bank.

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

10.E Taxation

     We describe below the main Brazilian tax consequences relating to the acquisition, ownership and disposition of GDSs or Units by a holder that is not a resident of Brazil for purposes of Brazilian taxation, or Non-Brazilian Holder, and whose investment in GDSs was made under our Depositary Receipt program and consequently is registered with the Central Bank.

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

Taxation of Interest Distribution

     When we or Unibanco Holdings pay interest on capital stock, holders of GDS or Units will be subject to withholding income tax, according to Brazilian law, at the rate of 15% on such payment, or 25% in case such holder is a resident of a tax haven jurisdiction, as defined below. For a detailed description, see “Item 10.B Additional Information—Memorandum and Articles of Association—Dividend Policy and—Interest on Capital Stock.”

Taxation of GDS

     According to Law 10,833-03 the disposition of assets located in Brazil by a Non-Brazilian Holder, whether to other Non-Brazilian Holders or Brazilian Holders, may be subject to taxation in Brazil.

     We believe that the GDSs do not fall within the definition of assets located in Brazil for this purpose.

     We also believe that one may question the Brazilian jurisdiction to access tax on transactions contracted by a non-Brazilian resident holder of GDS and a non-Brazilian source purchasing such GDS.

     Nevertheless, it is unclear, due to the lack of legal and court practice, whether or not such rule may be applied in the future, case in which sales within the foreign stock exchange by non-tax haven investors might still be tax exempt, or otherwise taxed at a 15% rate (non-tax haven investors) or 25% rate (tax haven investors), although this tax charge is extremely controversial.

Conversion of GDS into UNITs

     As a Non-Brazilian Holder of GDSs, you may cancel your GDSs and exchange them for Units, choosing registration in the form of Resolution 2,689-00 (RDE-Portfolio) or Law 4,131-62 (RDE-IED). The conversion of GDS into UNITs will not be subject to Brazilian income tax. The tax treatment thereinafter will depend on the registration choice.

Conversion of Units into GDSs

     In any of the above cases, except for Non-Brazilian Holders with a portfolio investment duly registered with the Brazilian Authorities (Res. 2689/00), the deposit of Units by a Non-Brazilian Holder in exchange for GDSs may be subject to Brazilian income tax if the acquisition cost of the Units is lower than (a) the average price per Unit on a Brazilian stock exchange on which the greatest number of such Units were sold on the day of deposit; or (b) if no Units were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Units were sold in the 15 trading sessions immediately preceding such deposit. In such case, and although there are grounds to sustain otherwise, the positive difference between the acquisition cost and the average price of the Units calculated as above will be considered to be a capital gain subject to income tax at a rate of 15%.

Foreign Investment in Portfolio under Resolution 2,689-00

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

     The capital gain arising from the sale of shares or UNITs within the Brazilian stock exchange and organized over-the-counter markets are tax exempt, except for investors resident in tax havens.

     If you are tax haven investor, you are tax exempt on the sale of shares or UNITs if the total sale price on the respective month is equal to or lower than R$ 20,000.00. Otherwise, you should be taxed at a 15% rate on the difference between the sale price and the average acquisition cost of the shares or UNITs sold, computed within the variable income tax basket, together with other gains and losses in the sale of shares, options, futures, forwards.

     Withholding tax will be charged at a 0,005% rate, which may be offset with the 15% variable income tax.

Foreign Direct Investment under Law 4,131-62

     There is no need to register the direct foreign investment with the CVM, but you should register your investment with the Brazilian Central Bank (RDE-IED).

     The capital gain arising from the sale of direct foreign investment (Law 4.131 -62) shall be taxed according to general rules applicable to Brazilian residents (Law 9.249 -95, article 18).

     Therefore, the positive difference in between the sale price and the average acquisition cost in Reais will be taxed at a 15% capital gain tax rate.

     Residents in tax havens have the rate increased to 25%, although controversial (Revenue Services Instruction 407-04, official interpretation of Law 10,833-03, article 26, and Law 9,779, article 7).

     If the sale is pursuit within Brazilian stock exchange or organized over-the-counter markets, the capital gain will be subject to 0.005% withholding tax, which may be credited against the capital gain tax.

     Notwithstanding this general rule, the full foreign currency amount subject to registration shall not be taxed when realized and repatriated (Decree 3,000-99, article 690).

Non-registered foreign investments in Units

     If you fail to register your investments as set forth in Brazilian regulations and you sell your shares or UNITs within the Brazilian stock exchange and organized over-the-counter markets (see “Item 10.D Additional Information - Exchange Rates and Exchange Control”), you shall be tax exempt on the sale of shares or UNITs if the total sale price on the respective month is equal to or lower than R$ 20,000.00. Otherwise, you should be taxed at a 15% rate on the difference between the sale price and the average acquisition cost of the shares or UNITs sold, computed within the variable income tax basket, together with other gains and losses in the sale of shares, options, futures, forwards.

     If you make a private sale of shares or UNITs, you shall tax the positive difference in between the sale price and the average acquisition cost in Reais at a 15% capital gain tax rate.

Taxation of Tax Haven Residents

     In accordance with Brazil law, tax haven is defined as a country or location that does not impose tax or where the maximum income tax rate is lower than 20% or where the laws of that country or location impose restrictions on the disclosure of shareholding composition or the ownership of the investment or the identity of tax haven residents. There is a explanatory list of tax havens currently published as per Revenue Services Instruction 188-02.

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

  an individual who is a citizen or resident of the United States;

  a corporation (or other entity classified as a corporation) created or organized under the laws of the United States or any state thereof or the District of Columbia; or

  otherwise subject to U.S. federal income taxation on a net basis with respect to the Units or the GDSs.

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

     For taxable years beginning after December 31, 2006, such dividends will constitute “passive category income” or “general category income” for U.S. foreign tax credit purposes. If any Brazilian income taxes are withheld from such dividends, you may be entitled to claim a foreign tax credit for the amount of such Brazilian income taxes against your U.S. federal income tax liability, subject to certain limitations and restrictions that may vary depending upon your circumstances. Instead of claiming the foreign tax credit, you may, at your election, deduct the U.S. dollar value of such Brazilian income taxes in computing your U.S. taxable income (such an election would apply to all foreign income taxes during the taxable year). The rules relating to foreign tax credits are complex, and the availability of a foreign tax credit would depend on various factors. You are urged to consult your own tax advisors regarding the availability of foreign tax credits in light of your particular circumstances.

     The maximum U.S. federal income tax rate for certain dividends (“qualified dividends”) received by certain noncorporate taxpayers, including individuals, through taxable years beginning on or before December 31, 2010 is 15%, so long as certain holding period and other requirements are met by the holder. Dividends paid on the GDSs will be treated as qualified dividends if (i) the GDSs are readily tradable on an established securities market in the United States and (ii) neither we nor Unibanco Holdings are classified as a passive foreign investment company (a “PFIC”) (see below). The GDSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. We believe that we and Unibanco Holdings were not treated as PFICs for our immediately preceding year and will not be so treated for our current or future years, as explained below.

     It is unclear whether dividends paid to direct holders of our Units will be treated as qualified dividends (and therefore qualify for the 15% maximum rate), because such Units are not themselves listed on a United States exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of GDSs and intermediaries through which such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with the procedures. We urge you to consult your own tax advisor regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and your own particular circumstances.

     The amount of any distribution will be measured by the fair market value in U.S. dollars of the Reais or other property on the date received by you in the case of the Units, or by The Bank of New York, as depositary, in the case of GDSs, based on the spot exchange rate on such date. If such reais are not converted into U.S. dollars on the date of receipt, it is possible that you will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the Reais subsequently are converted into U.S. dollars.

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

Sale, Exchange or Other Disposition of Units or GDSs

     Upon the sale, exchange or other taxable disposition of a Unit or GDS, you will generally recognize a gain or a loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount realized (including the gross amount of the proceeds before the deduction of any Brazilian tax) and your adjusted tax basis in the Unit or GDS. Your adjusted tax basis in Units or GDSs will generally equal the amounts paid therefore. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, such gain or loss will be a capital gain or loss and will generally be treated as U.S.-source gain or loss. If you are an individual taxpayer, any such capital gain will generally be subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning on or before December 31, 2010 if you have held the Unit or GDS for more than one year. We do not believe that separate gain or loss computations must be made with respect to each component of a Unit (unless they are separated), but no assurance can be given that the IRS will not challenge this position. Capital losses may be deducted from taxable income, subject to certain limitations.

     If you are a U.S. holder, gain or loss that you realize on the sale or disposition of Units or GDSs generally will be treated as U.S.-source gain or loss. As a result, if Brazilian income tax is imposed on the gain from such sale or disposition, you may not be able to benefit from the corresponding foreign tax credit, unless you can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, such Brazilian tax may be taken as a deduction against taxable income if you do not take a credit for any foreign income tax during the taxable year.

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

Passive Foreign Investment Company Considerations

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

     For companies ranked B and C-, we generally conduct a credit review every 180 days. With companies ranked A- to AA1, we generally conduct a credit review every 360 days. As of December 31, 2006, approximately 99% of our wholesale loan portfolio ranked between AA and C.

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

Operational Risks

     Operational risks are related to an institution’s losses due to inadequate or failed internal processes, human or systems behaviors or from external events. Given the importance of operational risks, we maintain a dedicated Operational Risk Framework to manage operational risks. In addition, we have undertaken several initiatives to ensure compliance with the requirements of Basle II and the regulatory criteria of the Central Bank.

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

  The Loss Database is a tool we use to record losses due to operational risks. This database is still under construction (about 85% of the total losses have already been mapped out and classified), but it must be completed by the end of 2007, as required by the Central Bank.

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

Economic Capital

     To ensure optimal capital allocation, we apply an internally developed methodology for economic capital that is based on the RAROC (Risk Adjusted Return on Capital) and EVA (Economic Value Added) models. We believe that the use of economic capital is a performance tool that helps investments decisions, optimizing the return on capital.

     We have undertaken several initiatives to introduce more advanced techniques consistent with risk management best practices. We also monitor regulatory and economic capital methodology developments through participation in industry working groups (Febraban), risk management conferences and researches.

Management of Systems Risk

     As banking operations diversify and the volume of transactions involving computers and telecommunication networks increases, the importance of information technology and the potential impact of system failures or electronic security breaches has grown. Accordingly, we have devoted substantial resources to ensure the reliability, stability and security of our computer and related systems. Our main computer facility is located in São Paulo, where we maintain a backup system to provide automatic coverage in the case of system failures. We also store backup files recording all banking operations and conduct periodic testing to check all the procedures and identify points of attention.

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

Market Risk

     Market risk measures the potential losses derived from adverse changes in interest rate yield curves, foreign exchange rates, equity and commodity prices and other risk factors, such as volatilities and sovereign risk.

     These different sources of market risk represent a macro picture of risk and require a more detailed breakdown of specific market risk factors. For example, the BRL Interest Rate Yield Curve is the main source of interest rate risk but a more in-depth analysis will require a segmentation of the yield curve in vertices, measured in business days until maturity. This approach creates a clear distinction between interest rate risk related to short-term positions and long-term positions.

     Our securities portfolio consists mainly of Brazilian federal government bonds and notes, both onshore and offshore, which are very liquid assets. We did not hold a position in state or municipal bonds during 2006. We also have an Eurobond portfolio of low risk Brazilian issuers.

     The duration of fixed income instruments traded in Brazil is still short when compared to international standards. Therefore, the interest rate risk of our domestic portfolio tends to be lower than our international bond portfolio. Gradually, the Central Bank is lengthening maturities of government liabilities.

     We use derivatives as the main market instrument for our trading activities. By trading in derivatives, we are able to achieve a lower credit risk exposure than would be achieved with a position in the corresponding cash instruments. Another important role for derivatives is in managing asset and liability mismatches and for hedging purposes, when it is not intended to run a specific risk or situation. The most common derivatives traded are interest rate and foreign exchange futures, forwards and swaps.

     A large portion of our swap portfolio has financial institutions as counterparts. Most of this portfolio is guaranteed by the Brazilian Mercantile & Future Exchange (BM&F). We also trade with non-bank counterparties, most of whom are customers of our commercial banking operations. Generally, these swaps have a time deposit as collateral.

Market Risk Management Organizational Structure

     Our Market Risk Management group has an independent line of communication with senior management; the division is headed by a member of the Executive Committee, who reports directly to our CEO. As a result, the market risk exposure of our portfolio is independently supervised and controlled by our senior management.

     We believe we have a conservative policy regarding market risk exposures. All financial and main non-financial subsidiaries, such as our credit cards, capitalization, private pension funds and insurance business are evaluated on a daily basis.

     Market Risk Management is largely involved in the New Product Approval process. For each product launched in Business Units, our Market Risk provides a formal statement regarding the product, approving conditions and suggesting improvements in controls.

Market risk management is based on limits established by the financial and risk committees.

     We limit our market risk exposure by managing our currencies, maturities, and interest rates mismatches. Securities, derivatives, loans and funding are analyzed on both a detailed and consolidated basis. Exposure limits for our treasury unit are established considering market volatilities, scenario forecasts, opportunities for profit and the funding needs of the commercial bank. Trading and positioning activities are conducted within clear limits suggested by the risk team and ratified by the financial committee. These limits and policies are reviewed monthly or when a new risk or opportunity arises.

     Our financial committee, which consists of representatives from senior management, meets every 45 days. This committee establishes the position limits for our treasury unit, taking into account market volatilities, liquidity, institutional needs, and potential risks. Extraordinary meetings of the financial committee are held if unexpected changes in the macroeconomic environment arise that generate opportunities and/or risks.

     Our risk committee, which consists of representatives of the board, business directors and risk management professionals, meets every month. The committee’s main objective is to review policies related to treasury, brokerage, products and custody, among other things. Limit policies are also defined in this committee, including those for the trading desk. The risk and financial committees consult one another on proposals and agree on them.

The Treasury unit’s cash committee meets daily. The cash committee discusses:

  macroeconomic environment;

  outstanding positioning and the main potential risks; and

  decides on positions and exposures in accordance with policy limits.

     All arbitrage decisions are made by our Treasury Department at our headquarters in São Paulo. This segregation of duties helps to ensure the accuracy of the information about our positions, and the centralization of arbitrage decisions allows us to better appreciate and evaluate risks inherent in arbitrage transactions.

Market Risk Models

We have adopted several different sets of tools in order to manage our market risks.

Value at Risk

     We employ the “value at risk,” or VaR, methodology for evaluating our risks. VaR is defined as the potential loss in portfolio value, from regular adverse market movements, and is based on probability analysis. We consider a 99% confidence level (2.33 standard deviation) and a one-day holding period to calculate VaR on a daily basis.

     VaR is calculated for the overall bank position and for all subportfolios such as Trading and Banking books, each one of the options’ book and for each risk factor separately (BRL Interest Rates, FX, Equities and Offshore Bonds) in the Trading and Banking books.

     Historical data for financial market rates and prices are used in the statistical modeling to update our risk management database for returns, volatilities and correlations of the risk factors on a daily basis. Volatilities and correlations are obtained through the well known exponential weighted moving average (EWMA) model. The main advantage of this model is to put more weight in the more recent data and here we use 0.95 as the decay factor.

     When dealing with portfolios containing only linear instruments, a parametric VaR model is the chosen methodology and gives a fast calculation for value at risk. Parametric VaR assumes a probability distribution that is completely described by its parameters, which is the case of the normal distribution used in this calculation.

     VaR estimates for portfolios with nonlinear instruments, such as options, are calculated by Monte Carlo method, with 10,000 simulations and 99% confidence level.

Stress testing

     Stress tests are also part of our risk policy. Scenarios for deteriorating economic conditions and enhanced market conditions are conducted and revised at least every month. In addition, whenever political or economic events that may affect the financial market are foreseen, new scenarios are generated and positions reevaluated in order to understand their potential impact on our operations and financial condition. These analyses are conducted on a daily basis and are provided to our senior management for their review. Daily market risk reports provide information about the financial impact, given the occurrence of each one of the stress scenarios.

Backtesting

     We use backtesting analysis to monitor the accuracy of our VaR models. Backtesting compares daily profit and loss with the VaR and verifies if the risk model predicts correctly the number of times VaR is exceeded by daily profit and loss. It is expected that the backtesting results will show a number of exceptions in line with the confidence level of the risk model (for instance, if we calculate VaR with a 99% confidence level, for every hundred days, we would expect one day of loss higher than the predicted VaR value. It is important to note that profit and loss results are theoretically calculated as intraday positions and earned fees are not considered in the daily profit and loss used in backtesting.

     Double tail measurements of VaR against profit and losses can be conducted on a regular basis and work as an effective tool under normal conditions. However irregular market movements such as those seen in 2002 in the Brazilian financial markets may affect the precision of our VaR processes, therefore potential irregular market movements are incorporated into our testing scenarios.

Sensitivity Analysis

     Interest rate related instruments may be affected by many different yield curves such as fixed, floating and inflation linked yield curves. For each one of the yield curves that we are exposed to, we calculate the price value of one basis-point. We apply a shock of one basis-point to the interest rate portfolios and evaluate the change in the value of these portfolios, resulting of this one basis-point change.

     For our options’ portfolios, a sensitivity matrix is performed and portfolio value is recalculated, given many different simultaneous combinations of spot and implied volatility change. This kind of scenario analysis is very useful to capture the nonlinearities implicit in an options book.

Non-trading activities

     Both trading and non-trading activities are measured and controlled by the same tools and methodologies. Positions closed by us with clients and hedged in the market are evaluated by VaR and stress tools using the same data, the same projections and kept under rigorous monitoring.

     However, recognizing the specific nature of the banking book regarding its accrual instruments, we have developed an approach to evaluate the potential impact of yield curve movements in the net interest revenues of banking book and, consequently, the potential impact in its earnings.

     Currently, the model is handling market risk factors in which Unibanco faces its larger amount of potential revenues, such as Fixed Interest Rate and Floating TR indexed. Such a model is targeted for constant expansion and comprehension of the other risk factors.

     The following table sets forth the VaR calculated on our overall risk portfolio for each of our fiscal years ended December 29, 2006 and December 31 2005 and 2004.

2006	Average	Minimum	Maximum	12/29/2006

( In million of R$ )

Interest rate risk on domestic
positions
Fixed	8.8	2.3	24.8	6.2
Floating - IGPM indexed	1.6	0.7	5.3	0.8
Floating - TR indexed	6.3	0.5	44.7	2.1
Floating - US$ indexed	0.6	0.1	3.5	0.7
Foreign exchange risk - US$	2.8	0.0	11.2	0.1
Stock Market	0.2	0.0	1.2	1.1
Derivatives	5.4	0.8	11.9	1.3
Interest rate risk on foreign position
structured position	4.7	2.1	13.8	5.4
Equity of foreign branches	26.4	6.0	98.7	9.7
Consolidated risk	47.3	22.7	144.9	23.1

2005	Average	Minimum	Maximum	As of December 31,

(in millions of R$)

Interest rate risk on domestic
position:
Fixed	5.94	2.99	9.54	5.52
Floating—IGPM indexed	1.55	0.58	6.40	0.99
Floating—TR indexed	4.27	2.23	7.66	7.66
Floating—US$ indexed	1.01	0.41	1.85	0.43
Foreign exchange risk—US$	2.27	0.00	9.47	2.11
Stock market	0.01	0.00	0.32	0.00
Options	3.72	0.28	10.32	5.81
Interest rate risk on foreign position	9.51	2.99	23.81	4.62
Structured position:
Equity of foreign branches	15.85	6.32	27.85	13.76
Consolidated risk	34.64	17.02	50.78	27.93

2004	Average	Minimum	Maximum	As of December 31,

(in millions of R$)

Interest rate risk on domestic
position:
Fixed	9.0	3.5	22.7	7.5
Floating—IGPM indexed	0.8	0.3	1.8	1.3
Floating—TR indexed	0.9	0.0	2.7	2.4
Floating—US$ indexed	1.9	0.2	7.2	0.8
Foreign exchange risk—US$	1.5	0.0	8.0	2.1
Stock market	0.1	0.0	0.9	0.0
Interest rate risk on foreign position	4.1	0.1	11.7	4.0
Structured position:	8.4	4.6	16.0	6.8
Equity of foreign branches
Consolidated risk	9.6	3.9	26.9	6.4
	20.0	10.2	43.4	15.2

     We calculate VaR on each business day. The following table shows our VaR during 2006, 2005 and 2004, as measured by the percentage of business days during the year on which VaR fell within the specified real levels.

% of business days
on which VAR fell
within specified
levels

(in millions of R$)	2006

up to R$10	0.0%
over R$10 to R$20	0.0
over R$20 to R$30	5.6
over R$30 to R$40	36.1
over R$40 to R$50	39.8
over R$50 to R$60	6.8
over R$60 to R$70	2.0
over R$70 to R$80	1.2
over R$80 to R$90	1.2
over R$90 to R$100	1.6
Over R$100	5.6
100.0%

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
100%

Liquidity Risk

     Liquidity Risk Management involves the utilization of a set of best practices in order to avoid cash shortfall and inability to meet payments when due. Liquidity management is performed through the:

  Monitoring of short-term cash flow for the next 90 days for Onshore and Offshore Treasury on a consolidated basis;

  Monitoring of medium and long-term cash flow due to budgeting process and the funding needs from all business units. The budgetary process is deeply related to liquidity management as it requires coordination between treasury and business units throughout the bank to provide enough funding to support business growth and, at the same time, to avoid cash mismatches;

  Evaluation of the cash invested rate of return, cost of funding and alternative funding sources;

  Funding diversification through an ongoing control of sources of funding considering investor type, maturities and other factors; and

  Periodic revaluation of liquidity policies to the current market conditions.

     The activity of managing liquidity risk is accomplished and reviewed by the following committees:

•	Treasury Cash Committee
	•	Frequency: Daily
	•	Members: Traders (including people involved in Treasury Cash Management), Macroeconomic Research, and Risk Management

•	Liquidity Management Committee
	•	Frequency: Weekly

	•	Members: Head of Banking Book and staff, Risk Management and Controlling

•
Assets and Liabilities Committee (ALCO) - a senior level committee that plays the primary role in setting guidelines, following and monitoring liquidity across the bank in accordance with approved liquidity policies

	•	Frequency: Monthly
	•	Members:
• Executive Committee
• Risk Management Director
• Planning and Controlling Director
• Risk Management senior staff
• Treasury senior staff
• Planning and Controlling

     A contingency plan establishes all the procedures and sources of cash to be used in case of a deterioration in liquidity market condition.

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

ITEM 15. CONTROLS AND PROCEDURES

Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting

     (a) Disclosure Controls and Procedures

     During the fiscal year ended December 31, 2006, evaluations of the effectiveness of our and Unibanco Holdings’ disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were carried out under the supervision of our respective management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

     Based upon the evaluation referred to above, our and Unibanco Holdings’ Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that for the period covered by this annual report, our and Unibanco Holdings’ disclosure controls and procedures were adequate and effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

     (b) Management’s Annual Report on Internal Control over Financial Reporting

     Our and Unibanco Holdings’ managements are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

     All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

     Our and Unibanco Holdings’ managements assessed the effectiveness of our internal controls over financial reporting as of December 31, 2006. In making this assessment, it used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, our and Unibanco Holdings’ managements have concluded that our internal control over financial reporting was effective as of December 31, 2006.

     See discussion of the scope of this report in section (c), “Scope of Management’s Report on Internal Control over Financial Reporting”, below.

     Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, was audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report beginning on page F-1 of the financial statements to this Form 20-F.

     (c) Scope of Management’s Report on Internal Control over Financial Reporting

     Since the second half of 2004 our and Unibanco Holdings’ managements have been developing a comprehensive plan in order to achieve compliance with Section 404 within the then prescribed period. The comprehensive compliance plan includes documentation and an assessment of the adequacy of our internal controls over financial reporting; remediation of control deficiencies; validation through testing that controls are functioning as documented; and implementation of a continuous reporting and improvement process for internal controls over financial reporting. In making the assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control – Integrated Framework, internationally accepted standard.

     (d) Changes in Internal Control over Financial Reporting

     There have been no changes in our and Unibanco Holdings’ internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our or Unibanco Holdings’ internal control over financial reporting.

     (e) New Developments on Internal Controls Over Financial Reporting

     At this time, given our and Unibanco Holdings’ management s’ conclusion that our internal controls over financial reporting were effective as of December 31, 2006, we and Unibanco Holdings are not planning to institute any significant changes to our internal controls over financial reporting in 2007.

16.A Audit Committee Financial Expert

     Our Board of Directors has determined that one of the members of our Audit Committee, Guy Almeida Andrade, meets the requirements set forth by the SEC, and he, along with the other members of our Audit Committee, is independent. Mr. Andrade is an expert in U.S. GAAP, which is the GAAP used by us in our primary financial statements filed with the SEC. One or more members of our Audit Committee are experts in accounting practice adopted in Brazil and we believe the skills, experience and education of our Audit Committee members qualifies them to carry out all of their duties as members of the Audit Committee, including overseeing the preparation of our U.S. GAAP financial statements. In addition, our Audit Committee has the ability to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

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

      The full text of our Code of Ethics is published on our website, at the following address: http://www.ri.unibanco.com.br/ing/gov/man/eti/index.asp. Copies of our Code of Ethics are also available, without charge, upon written request addressed to Avenida Eusébio Matoso, 891—15th Floor—São Paulo, SP—Brazil; 05423-901; Attn. Mr. Osias Santana de Brito. Amendments to our Code of Ethics, if any, will be promptly disclosed on our website.

16.C Principal Accountants’ Fees And Services

     According to Brazilian law, financial institutions must replace their independent registered public accounting firm at least every five consecutive fiscal years and former accountants can be rehired only after three complete fiscal years have passed since their prior service. For further information regarding these requirements, see “Item 4.B Business Overview – Independent Accountants and Audit Committee”.

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

     Before we hire PwC to provide any non-audit services, our senior management considers whether those services would be inconsistent with the independence guidelines established by the SEC, the Central Bank, the Brazilian Securities Commission and the Brazilian Federal Accounting Council. The initial analysis of the hire request is conducted by our Internal Audit Department, following the criteria determined by our Audit Committee, which are based on the rules and regulations applicable to us. If no issues are identified by senior management, the proposed service is submitted for approval by the Audit Committee. Our Audit Committee’s policy for approving services provided by PwC is described below.

     The following table presents fees for professional audit services rendered by PwC for the audit of our annual financial statements for the years ended December 31, 2004, December 31, 2005, and December 31, 2006, respectively, and fees billed for other permitted services rendered by PwC during those periods.

	2004	2005	2006

	(in thousands of Reais)
Audit Fees (1)	R$3,647	R$5,380	R$8,851
Audit-Related Fees (2)	2,518	2,616	1,870
Tax Fees(3)	169	42	204
All Other Fees	-	-	0
Total	R$6,334	R$8,038	R$10,925
_________________
(1)
Audit services consisted principally of audit work performed on the consolidated financial statements, as well as work generally only the independent registered public accounting firm can reasonably be expected to provide, such as statutory audits and comfort letters.

(2)
Audit-related services consisted primarily of accounting consultations and audit in connection with reviews of internal controls and due diligence process. In 2006, R$1,059 thousand was paid for a diagnostic review of our certification process initiated in 2005 in connection with our Sarbanes-Oxley compliance (Section 404).

(3)	Tax services consist of services rendered for tax compliance.

Audit Committee’s Pre-approval Policies

     On April 30, 2004, we established an Audit Committee to comply with Central Bank requirements.

     According to Brazilian legislation and our bylaws, the function of hiring independent auditors is reserved for the board of directors of the companies. In this sense, our and Unibanco Holdings’ Board of Directors acts as our respective audit committees, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to us and Unibanco Holdings. Our and Unibanco Holdings’ Audit Committee is responsible for advising our respective Boards of Directors on the appointment, retention and oversight of any auditing firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us or Unibanco Holdings.

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

16.D Exemptions From the Listing Standards for Audit Committees

     Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we and Unibanco Holdings must comply with the Securities Exchange Act Rule 10A-3, which requires that we and Unibanco Holdings either establish an audit committee composed of members of the board of directors that meets specified requirements, or designate and empower a board of auditors or similar body to perform the role of the audit committee in reliance on the exemption set forth in the Securities Exchange Act Rule 10A-3(c)(3). We are relying on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Securities Exchange Act, because our Audit Committee complies with all the conditions required under such exemption.

     In accordance with Central Bank regulations, we have established a body similar to the audit committee of the board of directors of a U.S. company and which we are required to call an “audit committee.” At our March 21, 2007 Shareholders Meeting, two new members of our Audit Committee were elected, increasing the prior number of members from three to five. Such elections are still pending Central Bank approval.

     Our Audit Committee performs nearly all of the functions of an audit committee of the board of directors of a U.S. company. Our Audit Committee is required by Brazilian legal requirements to be a statutory body created through a shareholders resolution and, therefore, it must be a separate body from our Board of Directors. As a result, one of the five members of our Audit Committee is a member of our Board of Directors. Under Brazilian law, the function of hiring independent auditors is a power reserved for the board of directors. Therefore, our Board of Directors acts as our audit committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of choosing and hiring our independent auditors for audit services provided to our subsidiaries or to us. Except in these respects, our Audit Committee is comparable to and performs the functions of an audit committee of the board of directors of a U.S. company.

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

     Unibanco Holdings’ Audit Committee does not rely on any specific exemption, as it has an Audit Committee that fully complies with all the requirements of Securities Exchange Act Rule 10A-3. Notwithstanding the foregoing, as Brazilian law requires that the hiring of the independent auditors be approved by the board of directors, Unibanco Holdings’ Board of Directors acts as the entity’s audit committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of choosing and hiring the independent auditors of Unibanco Holdings for the provision of audit services.

16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     During 2006, we repurchased Units by exercising our repurchase rights under the Unibanco Stock Option Plan – Performance (“Plano de Opções de Compra de Ações – Performance”). The Unibanco Stock Option Plan is available to our executives and to our employees only. The total amounts and average prices of Units repurchased by us in 2006 are indicated in the table below:

Period	(a)Total Number of Shares (Or Units) purchased:	(b) Average Price paid per Share (or Unit)	(c) Total Number of shares (or Units) purchased as part of publicly announced plans or programs	(d) Maximum Number (or approximate dollar value) of shares (or Units) that may yet be purchased under the plans or programs
January 2006	950,584	17.12	--	--
February 2006	139,580	18.26	--	--
March 2006	169,358	18.41	--	--
April 2006	88,294	16.64	--	--
May 2006	20,788	15.36	--	--
June 2006	6,532	14.40	--	--
July 2006	2,817	13.80	--	--
August 2006	66,357	15.39	--	--
September 2006	547,794	16.00	--	--
October 2006	122,003	17.03	--	--
November 2006	73,142	18.00	--	--
December 2006	204,770	19.09	--	--
Total	2,392,019	17.12	--	--

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     The audited consolidated financial statements of Unibanco Holdings S.A. and subsidiary, Unibanco-União de Bancos Brasileiros S.A. and subsidiaries together with the reports of PricewaterhouseCoopers Auditores Independentes as of December 31, 2006 and for the three years then ended, filed as part of this annual reports are as follows:

Report of Independent Registered Public Accounting Firm PricewaterhouseCoopers Auditores Independentes for Unibanco Holdings S.A. and Subsidiary	[F-1]

Report of Independent Registered Public Accounting Firm PricewaterhouseCoopers Auditores Independentes for Unibanco – União de Banco Brasileiros S.A. and Subsidiaries	[F-4]

Unibanco Holdings S.A. and subsidiary

Consolidated balance sheets as of December 31, 2005 and 2006	[F-7]
Consolidated statement of income for the years ended December 31, 2004, 2005 and 2006	[F-8]
Consolidated statement of changes in shareholders’ equity for the years ended December 31, 2004, 2005 and 2006	[F-10]
Consolidated statement of cash flows for the years ended December 31, 2004, 2005 and 2006	[F-11]

Unibanco - União de Bancos Brasileiros S.A. and subsidiaries

Consolidated balance sheets as of December 31, 2005 and 2006	[F-12]
Consolidated statement of income for the years ended December 31, 2004, 2005 and 2006	[F-13]
Consolidated statement of changes in shareholders’ equity for the years ended December 31, 2004, 2005 and 2006	[F-15]
Consolidated statement of cash flows for the years ended December 31, 2004, 2005 and 2006	[F-16]
Notes to the consolidated financial statements	[F-17]

ITEM 19. EXHIBITS

1.1	Articles of Association of Unibanco – União de Bancos Brasileiros S.A., as amended and consolidated on March 21, 2007 (English-language version).

1.2	Articles of Association of Unibanco Holdings S.A., as amended and consolidated on March 21, 2007 (English-language version).

6.1	Please refer to Note 2 (x) to our consolidated financial statements.

8.1	List of our Subsidiaries.

12.1	Certifications of the Chief Executive Officers of Unibanco and Unibanco Holdings pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certifications of the Chief Financial Officers of Unibanco and Unibanco Holdings pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certifications required pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Date: June 15, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Unibanco Holdings S.A.

We have completed an integrated audit of Unibanco Holdings S.A.’s December 31, 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Unibanco Holdings S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As presented in notes 2(x) and 25 to the consolidated financial statements, on January 1, 2006 the Company changed its method of accounting for share-based compensation by adopting Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment”.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

São Paulo, June 15, 2007

PricewaterhouseCoopers
Auditores Independentes

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Unibanco - União de Bancos Brasileiros S.A.

We have completed an integrated audit of Unibanco – União de Bancos Brasileiros S.A.’s December 31, 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Unibanco – União de Bancos Brasileiros S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As presented in notes 2(x) and 25 to the consolidated financial statements, on January 1, 2006 the Bank changed its method of accounting for share-based compensation by adopting Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment”.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that the Bank maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Bank's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

São Paulo, June 15, 2007

PricewaterhouseCoopers
Auditores Independentes

Unibanco Holdings S.A. and Subsidiary
Consolidated Balance Sheets
(Expressed in millions of Brazilian reais)

	As of December 31,
	2005		2006

Assets
Cash and due from banks	R$	1,158	R$	1,304
Interest-bearing deposits in other banks		1,756		2,407
Federal funds sold and securities purchased under resale agreements		1,541		7,928

Cash and cash equivalents		4,455		11,639
Interest-bearing deposits in other banks		3,351		5,225
Federal funds sold and securities purchased under resale agreements		8,473		6,585
Central Bank compulsory deposits		5,150		5,177
Trading assets, at fair value		11,623		9,904
Securities available for sale, at fair value		5,471		7,286
Securities held to maturity, at amortized cost		2,486		1,576
Loans		39,237		44,654
Allowance for loan losses		(2,107)		(2,577)

Net loans		37,130		42,077
Investments in unconsolidated companies		623		802
Premises and equipment, net		1,422		1,435
Goodwill		1,233		1,471
Intangibles, net		387		552
Other assets		8,082		8,904

Total Assets	R$	89,886	R$	102,633

Liabilities
Deposits from customers:
Demand deposits – non interest bearing	R$	3,787	R$	4,099
Time deposits		25,924		24,307
Savings deposits		6,115		7,274
Deposits from banks		23		435

Total deposits		35,849		36,115
Federal funds purchased and securities sold under repurchase agreements		10,721		16,939
Short-term borrowings		3,239		3,045
Long-term debt		12,850		14,638
Other liabilities		16,802		20,556

Total Liabilities		79,461		91,293

Commitments and contingent liabilities (Note 30)		-		-

Minority interest in consolidated subsidiaries		4,846		5,221

Shareholders' Equity
Preferred share (Note 19)		1,237		3,015
Common share (Note 19)		695		1,609
Additional paid in capital		21		26
Treasury share, at cost		(114)		(102)
Capital reserves		435		435
Appropriated retained earnings		3,399		1,141
Accumulated other comprehensive gains (losses)		25		(60)
Unappropriated retained (deficit) earning		(119)		55

Total Shareholders' Equity		5,579		6,119

Total Liabilities and Shareholders' Equity	R$	89,886	R$	102,633

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Income
(Expressed in millions of Brazilian reais)

	For the Year Ended December 31,
	2004		2005		2006

Interest Income
Interest and fees on loans	R$	6,495	R$ 9,343		R$	10,060
Interest on federal funds sold and securities purchased under agreements to resell	1,538		2,069		1,809
Interest on securities:
Trading	1,385		1,176		2,295
Available for sale	588		1,128		898
Held to maturity	449		386		229
Interest on deposits in other banks	249		436		644
Interest on Central Bank compulsory deposits	404		569		486
Interest on other assets	6		4		4

Total interest income	11,114		15,111		16,425

Interest Expense
Interest on deposits:
From banks	34		19		41
From customers:
Savings deposits	383		416		346
Time deposits	2,839		4,208		3,652
Interest on federal funds purchased and securities
sold under agreements to repurchase	1,167		1,037		1,711
Interest on short-term borrowings	(36)		(116)		9
Interest on long-term debt	949		969		1,119

Total interest expense	5,336		6,533		6,878

Net Interest Income	5,778		8,578		9,547
Provision for loan losses	948		1,870		2,030

Net Interest Income After Provision for Loan Losses	4,830		6,708		7,517

Non Interest Income
Fee and commission income	2,382		2,814		3,140
Trading income, net	221		111		225
Net gains (losses) on securities and non-trading derivatives	(150)		83		132
Net gains (losses) on foreign currency transactions	108		(100)		(43)
Equity in results of unconsolidated companies	220		158		195
Insurance, private retirement plan and pension investment contracts	1,775		2,616		3,220
Other non-interest income	2,285		1,002		878

Total non-interest income	6,841		6,684		7,747

Non Interest Expense
Salaries and benefits	2,549		3,039		3,056
Administrative expenses	2,549		2,812		3,197
Amortization of intangibles and impairment on goodwill	152		130		58
Insurance, private retirement plan and pension investment contracts	1,898		2,830		3,548
Other non-interest expense	2,054		2,351		2,780

Total non-interest expense	9,202		11,162		12,639

Income Before Income Taxes and Minority Interest	2,469		2,230		2,625

Income Taxes
Current tax expense	(200)		(319)		(469)
Deferred tax expense	(95)		(136)		(70)

Total income taxes	(295)		(455)		(539)

Income Before Minority Interest	2,174		1,775		2,086
Minority Interest	(1,003)		(855)		(1,008)
Change in accounting principle (note 2(x))	-		-		(10)

Net Income	R$	1,171	R$	920	R$	1,068

(continue...)

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Income
(Expressed in millions of Brazilian reais, except otherwise indicated)

(…continuation)

	For the Year Ended December 31,
	2004		2005		2006

Net income applicable to common shares	R$	447	R$	335	R$	358
Net income applicable to preferred shares	R$	724	R$	585	R$	710
Earnings per shares – in Brazilian reais (1)(2)
Distributed earnings (dividends)
• Common	R$	0.16	R$	0.21	R$	0.28
• Preferred	0.16		0.21		0.28
Undistributed earnings
• Common	0.55		0.35		0.37
• Preferred	0.55		0.35		0.37
Basic and diluted earnings per share
• Common	0.71		0.56		0.65
• Preferred	0.71		0.56		0.65
Weighted average shares outstanding (in thousands) – Basic
• Common	630,292		600,846		553,736
• Preferred	1,020,200		1,046,090		1,080,865
Weighted average shares outstanding (in thousands) – Diluted
• Common	630,292		600,846		553,736
• Preferred	1,021,036		1,048,134		1,084,847
_________________________
(1)	Earnings per share have been adjusted for 2004 to reflect the new number of shares that resulted from the reverse share split (1:100 shares), approved on April 30, 2004, in accordance with SFAS 128 “Earnings per share” (note 19).
(2)	Earnings per share have been adjusted for 2004 and 2005 to reflect the share bonus (2:1 shares) occurred on July 17, 2006, in accordance with SFAS 128 “Earnings per share” (note 19).

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in millions of Brazilian reais, except for number of shares)

	Number of	For the Year Ended December 31,
	shares	2004		2005		2006

Capital
Preferred shares - balance beginning of year	553,465,920	R$	1,237	R$	1,237	R$	1,237
Transfer from unappropriated retained earnings	536,385,863	-		-		1,778

Balance end of year	1,089,851,783	1,237		1,237		3,015

Common shares - balance beginning of year	276,867,952	695		695		695
Transfer from unappropriated retained earnings	276,867,952	-		-		914

Balance end of year	553,735,904	695		695		1,609

Additional paid in capital – balance beginning of year		12		18		21
Cumulative effect of a change in accounting principle		-		-		(4)
Share option plan		6		3		9

Balance end of year		18		21		26

Treasury share, at cost - balance beginning of year	17,732,566	(110)		(69)		(114)
Acquisition of treasury share	-	-		(114)		-
Shares canceled	-	-		68		-
Share exchange with Unibanco	(1,849,986)	40		1		12
Share exchange related to the Exchange Offer	-	1		-		-

Balance end of year	15,882,580	(69)		(114)		(102)

Capital reserves - balance beginning of year		479		503		435
Additional share premium		24		-		-
Treasury share canceled		-		(68)		-

Balance end of year		503		435		435

Appropriated retained earnings
Legal reserve – balance beginning of year		165		200		251
Transfer from unappropriated retained earnings		35		51		48

Balance end of year		200		251		299

Unrealized income reserve – balance beginning of year		2,062		2,472		3,111
Transfer from unappropriated retained earnings		410		639		(2,306)

Balance end of year		2,472		3,111		805

Special dividends reserve – balance beginning and end of year		37		37		37

Total appropriated retained earnings		2,709		3,399		1,141

Accumulated other comprehensive
Securities available for sale – balance beginning of year		(35)		7		38
Securities available for sale, net of applicable taxes (1)		42		31		(48)

Balance end of year		7		38		(10)

Cash flow hedges – balance beginning of year		(48)		-		(13)
Cash flow hedges, net of applicable taxes (1)		48		(13)		(37)

Balance end of year		-		(13)		(50)

Total accumulated other comprehensive (losses) gains		7		25		(60)

Unappropriated retained earnings – balance beginning of year		(468)		(4)		(119)
Net income for the year		1,171		920		1,068
Dividends/Interest on shareholders’ equity - Preferred shares		(162)		(219)		(308)
Dividends/Interest on shareholders’ equity - Common shares		(100)		(126)		(152)
Transfer to reserves		(445)		(690)		(434)

Balance end of year		(4)		(119)		55

Total Shareholders' Equity		R$	5,096	R$	5,579	R$	6,119

Comprehensive income (Note 26)
Net income		R$	1,171	R$	920	R$	1,068
Other comprehensive income, net of reclassification adjustment		90		18		(85)

Comprehensive income		R$	1,261	R$	938	R$	983

____________________________
(1)	Includes a deferred income tax and social contribution of R$(46), R$(9) and R$44 at December 31, 2004, 2005 and 2006, respectively.

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Cash Flows
(Expressed in millions of Brazilian reais)

	For the Year Ended December 31,
	2004		2005		2006

Operating activities
Net income	R$	1,171	R$	920	R$	1,068
Adjustment to reconcile net income to net cash provided by operating activities:
Provision for loan losses	948		1,870		2,030
Provision for insurance and private retirement plans	87		864		915
Depreciation	309		337		316
Amortization of intangibles and impairment on goodwill	152		130		58
Gain on sale of unconsolidated companies	(1,565)		-		-
Loss on sale of foreclosed assets	18		38		22
Loss (gain) on securities and non-trading derivatives	150		(83)		(132)
Gain on sale of premises and equipment	(5)		(15)		(9)
Deferred tax expense	95		136		70
Equity in results of unconsolidated companies	(220)		(158)		(195)
Share option expenses	10		4		60
Minority interest of consolidated subsidiaries	1,003		854		1,008
Dividends received from unconsolidated companies	181		106		196
Changes in assets and liabilities
Trading assets (increase) decrease	(1,147)		(3,316)		1,150
Other assets (increase) decrease	(2,594)		(1,622)		55
Other liabilities increase	2,812		2,933		4,338

Net cash provided by operating activities	1,405		2,998		10,950

Investing activities
Net increase in deposits in other banks	(252)		(2,590)		(1,636)
Net increase in Central Bank compulsory deposits	(686)		(341)		(16)
Net (increase) decrease in federal funds sold and securities purchased under resale
agreements	(207)		(8,695)		1,557
Purchases of available for sale securities	(2,298)		(5,669)		(15,826)
Proceeds from sale of available for sale securities	3,490		3,244		13,637
Purchases of securities held to maturity	(1,885)		-		(3)
Proceeds from matured and called securities held to maturity	3,140		2,497		831
Net increase in loans	(4,054)		(8,591)		(6,925)
Net cash paid on acquisition of companies (Note 3)	(567)		(4)		(268)
Acquisition of intangible assets (Note 3)	(22)		(111)		(223)
Purchases of premises and equipment	(318)		(395)		(368)
Proceeds from sale of premises and equipment	130		70		94
Proceeds from sale of foreclosed assets	96		4		86
Purchases of unconsolidated companies	(7)		(69)		(216)
Proceeds from sale of unconsolidated companies	1,727		-		15

Net cash used in investing activities	(1,713)		(20,650)		(9,261)

Financing activities
Net increase in deposits	7,507		1,538		148
Net increase (decrease) in federal funds purchased
and securities sold under repurchase agreements	(92)		3,846		5,733
Net increase (decrease) in short-term borrowings	(651)		536		(147)
Borrowings under long-term debt arrangements	3,550		4,793		4,139
Repayment of long-term debt	(5,466)		(3,553)		(3,441)
Acquisition of own shares/Units	-		(114)		-
Proceeds from exercise of share options	-		7		-
Cash dividends/Interest on shareholders’ equity paid	(240)		(336)		(407)
Minority interest of consolidated subsidiaries	(498)		(309)		(530)

Net cash provided by financing activities	4,110		6,408		5,495

Net increase (decrease) in cash and cash equivalents	3,802		(11,244)		7,184
Cash and cash equivalents at beginning of year	11,897		15,699		4,455

Cash and cash equivalents at end of year	R$	15,699	R$	4,455	R$	11,639

Supplemental:
Cash paid for interest	R$	5,511	R$	5,880	R$	5,151
Cash paid for income taxes	268		251		322
Loans transferred to foreclosed assets	51		104		196
Dividends/Interest on shareholders’ equity declared but not yet paid	144		153		206
Premises and equipment acquired through capital lease	29		18		46
Treasury shares exchanged in connection with the acquisition of Banco BNL do Brasil	40		-		-

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Balance Sheets
(Expressed in millions of Brazilian reais)

	As of December 31,
	2005		2006

Assets
Cash and due from banks	R$	1,158	R$	1,304
Interest-bearing deposits in other banks		1,756		2,407
Federal funds sold and securities purchased under resale agreements		1,541		7,928

Cash and cash equivalents		4,455		11,639
Interest-bearing deposits in other banks		3,351		5,225
Federal funds sold and securities purchased under resale agreements		8,473		6,585
Central Bank compulsory deposits		5,150		5,177
Trading assets, at fair value		11,623		9,904
Securities available for sale, at fair value		5,471		7,286
Securities held to maturity, at amortized cost		2,486		1,576
Loans		39,237		44,654
Allowance for loan losses		(2,107)		(2,577)

Net loans		37,130		42,077
Investments in unconsolidated companies		623		802
Premises and equipment, net		1,422		1,435
Goodwill		1,233		1,471
Intangibles, net		387		552
Other assets		8,014		8,834

Total Assets	R$	89,818	R$	102,563

Liabilities
Deposits from customers:
Demand deposits – non interest bearing	R$	3,787	R$	4,099
Time deposits		26,011		24,393
Savings deposits		6,115		7,274
Deposits from banks		23		435

Total deposits		35,936		36,201
Federal funds purchased and securities sold under repurchase agreements		10,721		16,991
Short-term borrowings		3,239		3,045
Long-term debt		12,850		14,638
Other liabilities		16,683		20,399

Total Liabilities		79,429		91,274

Commitments and contingent liabilities (Note 30)		-		-

Minority interest in consolidated subsidiaries		855		850

Shareholders' Equity
Preferred share (Note 19)		2,098		3,478
Common share (Note 19)		2,902		4,522
Additional paid in capital		35		44
Treasury share, at cost		(53)		(45)
Capital reserves		338		338
Appropriated retained earnings		547		634
Accumulated other comprehensive gains (losses)		43		(104)
Unappropriated retained earnings		3,624		1,572

Total Shareholders' Equity		9,534		10,439

Total Liabilities and Shareholders' Equity	R$	89,818	R$	102,563

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Income
(Expressed in millions of Brazilian reais)

	For the Year Ended December 31,
	2004		2005		2006

Interest Income
Interest and fees on loans	R$	6,495	R$	9,343	R$	10,060
Interest on federal funds sold and securities purchased under
agreements to resell	1,538		2,069		1,809
Interest on securities:
Trading	1,385		1,176		2,295
Available for sale	588		1,128		898
Held to maturity	449		386		229
Interest on deposits in other banks	249		436		644
Interest on Central Bank compulsory deposits	404		569		486
Interest on other assets	6		4		4

Total interest income	11,114		15,111		16,425

Interest Expense
Interest on deposits:
From banks	34		19		41
From customers:
Savings deposits	383		416		346
Time deposits	2,843		4,220		3,666
Interest on federal funds purchased and securities
sold under agreements to repurchase	1,167		1,037		1,714
Interest on short-term borrowings	(36)		(116)		9
Interest on long-term debt	949		969		1,119

Total interest expense	5,340		6,545		6,895

Net Interest Income	5,774		8,566		9,530
Provision for loan losses	948		1,870		2,030

Net Interest Income After Provision for Loan Losses	4,826		6,696		7,500

Non Interest Income
Fee and commission income	2,382		2,814		3,140
Trading income, net	221		111		225
Net gains (losses) on securities and non-trading derivatives	(150)		83		132
Net gains (losses) on foreign currency transactions	108		(100)		(43)
Equity in results of unconsolidated companies	220		158		195
Insurance, private retirement plan and pension investment contrac	1,775		2,616		3,220
Other non-interest income	2,285		1,002		850

Total non-interest income	6,841		6,684		7,719

Non Interest Expense
Salaries and benefits	2,549		3,039		3,056
Administrative expenses	2,549		2,812		3,195
Amortization of intangibles and impairment on goodwill	152		130		58
Insurance, private retirement plan and pension investment contrac	1,898		2,830		3,548
Other non-interest expense	2,005		2,301		2,720

Total non-interest expense	9,153		11,112		12,577

Income Before Income Taxes and Minority Interest	2,514		2,268		2,642

Income Taxes
Current tax expense	(200)		(292)		(449)
Deferred tax expense	(95)		(168)		(83)

Total income taxes	(295)		(460)		(532)

Income Before Minority Interest	2,219		1,808		2,110
Minority Interest	(156)		(158)		(149)
Change in accounting principle (note 2(x))	-		-		(10)

Net Income	R$	2,063	R$	1,650	R$	1,951

(continue...)

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Income
(Expressed in millions of Brazilian reais, except otherwise indicated)

(…continuation)

	For the Year Ended December 31,
	2004		2005		2006

Net income applicable to common shares	R$	1,074	R$	855	R$	1,003
Net income applicable to preferred shares	R$	989	R$	795	R$	948
Earnings per shares – in Brazilian reais (1)(2)
Distributed earnings (dividends)
• Common	R$	0.18	R$	0.25	R$	0.30
• Preferred	0.20		0.27		0.33
Undistributed earnings
• Common	0.53		0.32		0.36
• Preferred	0.59		0.35		0.40
Basic and Diluted earnings per share
• Common	0.71		0.57		0.66
• Preferred	0.78		0.62		0.73
Weighted average shares outstanding (in thousands) – Basic
• Common	1,511,316		1,511,316		1,511,316
• Preferred	1,262,448		1,282,354		1,291,496
Weighted average shares outstanding (in thousands) – Diluted
• Common	1,511,316		1,511,316		1,511,316
• Preferred	1,263,286		1,284,400		1,295,478
________________________
(1)	Earnings per share have been adjusted for 2004 to reflect the new number of shares that resulted from the reverse share split (1:100 shares), approved on April 30, 2004, in accordance with SFAS 128 “Earnings per share” (note 19).
(2)	Earnings per share have been adjusted for 2004 and 2005 to reflect the share bonus (2:1 shares) occurred on July 17, 2006, in accordance with SFAS 128 “Earnings per share” (note 19).

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in millions of Brazilian reais, except for number of shares)

	Number of	For the Year Ended December 31,
	shares	2004		2005		2006

Capital
Preferred shares - balance beginning of year	653,200,164	R$	1,549	R$	2,098	R$	2,098
Transfer from unappropriated retained earnings	643,239,308	549		-		1,380

Balance end of year	1,296,439,472	2,098		2,098		3,478

Common shares - balance beginning of year	755,658,168	2,142		2,902		2,902
Transfer from unappropriated retained earnings	755,658,168	760		-		1,620

Balance end of year	1,511,316,336	2,902		2,902		4,522

Additional paid in capital – balance beginning of year		19		29		35
Cumulative effect of a change in accounting principle		-		-		(7)
Difference between cash received and average cost of treasury share sold		-		1		1
Share option plan		10		4		15
Additional share premium		-		1		-

Balance end of year		29		35		44

Treasury share, at cost
Preferred shares - balance beginning of year	11,265,874	(133)		(53)		(53)
Acquisition of treasury share	1,726,450	-		(7)		(20)
Share purchased by grantees of owner share option plan (Note 25)	(3,576,436)	-		6		18
Share exchange with Unibanco Holdings S.A.	(1,849,986)	40		1		10
Share exchange with Banca Nazionale del Lavoro SpA	-	40		-		-

Balance end of year	7,565,902	(53)		(53)		(45)

Capital reserves
Share premium – balance beginning of year		261		301		302
Additional share premium		40		1		-

Balance end of year		301		302		302
Treasury share sold – balance beginning and end of year		13		13		13
Fiscal incentive investment reserve – balance beginning of year		21		22		23
Adjustment reserve		1		1		-

Balance end of year		22		23		23

Total capital reserves		336		338		338

Appropriated retained earnings
Legal reserve - balance beginning of year		327		391		483
Transfer from unappropriated retained earnings		64		92		87

Balance end of year		391		483		570

Special dividends reserve – balance beginning and end of year		64		64		64

Total appropriated retained earnings		455		547		634

Accumulated other comprehensive
Securities available for sale – balance beginning of year		(57)		12		65
Securities available for sale, net of applicable taxes (1)		69		53		(84)

Balance end of year		12		65		(19)

Cash flow hedges – balance beginning of year		(82)		-		(22)
Cash flow hedges, net of applicable taxes (1)		82		(22)		(63)

Balance end of year		-		(22)		(85)

Total accumulated other comprehensive (losses) gains		12		43		(104)

Unappropriated retained earnings – balance beginning of year		2,630		2,793		3,624
Net income for the year		2,063		1,650		1,951
Dividends/Interest on shareholders’ equity - Preferred shares		(253)		(349)		(457)
Dividends/Interest on shareholders’ equity - Common shares		(274)		(377)		(434)
Transfer to capital		(1,309)		-		(3,000)
Transfer to reserves		(64)		(93)		(112)

Balance end of year		2,793		3,624		1,572

Total Shareholders' Equity		R$	8,572	R$	9,534	R$	10,439
						10,439
Comprehensive income (Note 26)
Net income		R$	2,063	R$	1,650	R$	1,951
Other comprehensive income, net of reclassification adjustment		151		31		(147)

Comprehensive income		R$	2,214	R$	1,681	R$	1,804

________________________
(1)	Includes a deferred income tax and social contribution of R$(78), R$(16) and R$76 at December 31, 2004, 2005 and 2006, respectively.

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Cash Flows
(Expressed in millions of Brazilian reais)

	For the Year Ended December 31,
	2004		2005		2006

Operating activities
Net income	R$	2,063	R$	1,650	R$	1,951
Adjustment to reconcile net income to net cash provided by operating activities:
Provision for loan losses		948		1,870		2,030
Provision for insurance and private retirement plans		87		864		915
Depreciation		309		337		316
Amortization of intangibles and impairment on goodwill		152		130		58
Gain on sale of unconsolidated companies		(1,565)		-		-
Loss on sale of foreclosed assets		18		38		22
Loss (gain) on securities and non-trading derivatives		150		(83)		(132)
Gain on sale of premises and equipment		(5)		(15)		(9)
Deferred tax expense		95		168		83
Equity in results of unconsolidated companies		(220)		(158)		(195)
Share-based compensation expenses		10		4		60
Minority interest of consolidated subsidiaries		156		158		149
Dividends received from unconsolidated companies		181		106		196
Changes in assets and liabilities
Trading assets (increase) decrease		(1,147)		(3,316)		1,150
Other assets (increase) decrease		(2,591)		(1,609)		46
Other liabilities increase		2,742		2,845		4,331

Net cash provided by operating activities		1,383		2,989		10,971

Investing activities
Net increase in deposits in other banks		(252)		(2,590)		(1,636)
Net increase in Central Bank compulsory deposits		(686)		(341)		(16)
Net (increase) decrease in federal funds sold and securities purchased under resale agreements		(207)		(8,695)		1,557
Purchases of available for sale securities		(2,298)		(5,669)		(15,826)
Proceeds from sale of available for sale securities		3,490		3,244		13,637
Purchases of securities held to maturity		(1,885)		-		(3)
Proceeds from matured and called securities held to maturity		3,140		2,497		831
Net increase in loans		(4,054)		(8,591)		(6,925)
Net cash paid on acquisition of companies (Note 3)		(567)		(4)		(268)
Acquisition of intangible assets (Note 3)		(22)		(111)		(223)
Purchases of premises and equipment		(318)		(395)		(368)
Proceeds from sale of premises and equipment		130		70		94
Proceeds from sale of foreclosed assets		96		4		86
Purchases of unconsolidated companies		(7)		(69)		(216)
Proceeds from sale of unconsolidated companies		1,727		-		15

Net cash used in investing activities		(1,713)		(20,650)		(9,261)

Financing activities
Net increase in deposits		7,538		1,585		148
Net increase (decrease) in federal funds purchased and securities sold under repurchase agreements		(92)		3,846		5,784
Net increase (decrease) in short-term borrowings		(651)		536		(147)
Borrowings under long-term debt arrangements		3,550		4,793		4,139
Repayment of long-term debt		(5,466)		(3,553)		(3,441)
Acquisition of own shares/Units		-		(7)		(42)
Proceeds from exercise of share options		-		7		19
Cash dividends/Interest on shareholders’ equity paid		(470)		(676)		(869)
Minority interest of consolidated subsidiaries		(277)		(114)		(117)

Net cash provided by financing activities		4,132		6,417		5,474

Net increase (decrease) in cash and cash equivalents		3,802		(11,244)		7,184
Cash and cash equivalents at beginning of year		11,897		15,699		4,455

Cash and cash equivalents at end of year	R$	15,699	R$	4,455	R$	11,639

Supplemental:
Cash paid for interest	R$	5,511	R$	5,880	R$	5,151
Cash paid for income taxes		268		251		322
Loans transferred to foreclosed assets		51		104		196
Dividends/Interest on shareholders’ equity declared but not yet paid		287		336		358
Premises and equipment acquired through capital lease		29		18		46
Treasury shares exchanged in connection with the acquisition of Banco BNL do Brasil		80		-		-

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

Note 1 - Basis of Presentation

     Unibanco Holdings S.A. (“Holdings”) is a corporation formed under Federative Republic of Brazil law. Activities of Holdings are conducted exclusively through its subsidiary Unibanco - União de Bancos Brasileiros S.A. (“Unibanco” or the “Bank”), which is a multiple service bank under Brazilian banking regulations, headquartered in São Paulo, Brazil. At December 31, 2005 and 2006, Holdings held 97.10% and 97.10% of Unibanco’s common (voting) and 12.10% and 12.38% of Unibanco’s preferred (nonvoting) shares, respectively. The preferred shares of Unibanco confer dividend rights 10% greater than those of the common shares.

     Unibanco is a full-service financial institution providing, directly and indirectly through its subsidiaries, a wide variety of credit and non-credit products and services to all segments of the Brazilian domestic market and to a lesser extent to Brazilian customers for its operations outside Brazil through its offices, branches and subsidiaries in Grand Cayman (Cayman Islands); New York (USA); Asuncion (Paraguay); Luxembourg (Luxembourg); and Geneva (Switzerland).

     The notes to the consolidated financial statements cover both Unibanco and Holdings, and generally are applicable to both companies; however, when a particular Note is only applicable to Unibanco or Holdings individually (such as note 19 which deals with shareholders’ equity and matters relating to the by laws) we have highlighted this fact.

     We are organized under four main lines of business: retail, wholesale, insurance and wealth management (comprising asset management and private banking). Our retail products and services are designed to service individuals, small and middle businesses and include a wide variety of credit and non-credit products and services, such as overdraft loans, consumer finance, credit cards and deposit accounts. Our wholesale business involves a variety of credit products and, increasingly, the provision of fee-based non-credit products and services to large companies in Brazil, such as cash management, investment banking and receivables collection. We conduct our insurance and savings-related products business through our subsidiaries providing life, auto, property and casualty insurance coverage to individuals and businesses, as well as pension retirement plans, savings and annuities products. Our subsidiary Unibanco Asset Management - Banco de Investimento S.A., offers, manages and administers a wide variety of investment funds and assets of corporations, private bank customers, foreign investors and individuals (note 32 for segment information).

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

    The most significant subsidiaries of Unibanco as of December 31, 2006 are:

			Ownership interest

Direct and indirect consolidated companies	Activity	Country	Total	Voting

. Unibanco AIG Seguros S.A.	Insurance	Brazil	49.902%	52.970%
Unibanco AIG Vida e Previdência S.A. (1)	Pension and	Brazil	49.902	52.970
	retirement plans
Unibanco AIG Saúde Seguradora S.A. (2)	Insurance	Brazil	49.902	52.970
. Unibanco Companhia de Capitalização	Savings and annuities	Brazil	99.999	99.999
	products
. Unicard Banco Múltiplo S.A.	Credit card	Brazil	100.000	100.000
. Hipercard Banco Múltiplo S.A.	Credit card	Brazil	100.000	100.000
. Banco Único S.A.	Bank	Brazil	100.000	100.000
. Banco Fininvest S.A.	bank and credit card	Brazil	100.000	100.000
. Banco Dibens S.A. (3)	Bank	Brazil	100.000	100.000
. Dibens Leasing S.A. - Arrendamento Mercantil (4)	Leasing	Brazil	99.999	99.999
. Unibanco Investshop Corretora de Valores Mobiliários
e Câmbio S.A.	Security broker	Brazil	100.000	100.000
. Interbanco S.A. (5)	Bank	Paraguay	99.999	99.999
. Unipart Participações Internacionais Ltd.	Holding	Cayman	100.000	100.000
		Island
Unibanco - União de Bancos Brasileiros (Luxemburg) S.A.	Bank	Luxembourg	99.999	99.999
Unibanco Cayman Bank Ltd.	Bank	Cayman	100.000	100.000
		Island
Unicorp Bank & Trust Ltd.	Private bank	Cayman	100.000	100.000
		Island
Unibanco Securities Inc.	Security broker	USA	100.000	100.000
__________________
(1)	The total and voting ownership interest in 2005 was 49.709 and 52.758%, respectively.
(2)	The total and voting ownership interest in 2005 was 49.709 and 52.758%, respectively.
(3)	The total and voting ownership interest in 2005 was 99.999 and 99.999%, respectively.
(4)	The voting ownership interest in 2005 was 99.998%. Dibens Leasing S.A. merged Unibanco Leasing S.A. – Arrendamento Mercantil in 2005.
(5)	The total and voting ownership interest in 2005 was 99.996 and 99.995%, respectively.

     For a description of Unibanco’s investments in unconsolidated companies, see Notes 2 (j) and 11.

Note 2 - Significant Accounting Policies

     In preparing our consolidated financial statements, we use estimates and assumptions to account for certain assets, liabilities, revenues, expenses and other transactions in accordance with U.S. GAAP. The consolidated financial statements include various estimates and assumptions, including, but not limited to the adequacy of allowance for loan losses, estimates of fair value of certain financial instruments, carrying amount of goodwill, amount of valuation allowances on deferred tax assets, amount of insurance and private retirement plan reserves, selection of useful lives of certain assets, determination of the need for and amount of impairment charges on long-lived assets, determination of probability and estimate of contingent losses and valuation of employee stock option. Actual results in future periods could differ from those estimates.

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

(b) Presentation of interest-bearing assets and interest-bearing liabilities

     Interest-bearing assets and interest-bearing liabilities are presented in the consolidated balance sheet at the principal amount outstanding plus accrued interest and monetary correction adjustments.

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

     Total interest and monetary correction accrued on the outstanding principal of assets and liabilities was R$5,000 and R$3,170 at December 31, 2005 and R$4,222 and R$4,914 at December 31, 2006, respectively.

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

(e) Derivative instruments and hedging activities

     We use a variety of derivatives, such as forwards, futures, swaps and options, as part of our overall asset and liability risk management. As required by SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 137 “Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS 133”, SFAS 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities” and SFAS 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, we recognize all derivatives on the balance sheet as either assets or liabilities, at fair value, based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted prices for instruments with similar characteristics.

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

     For derivatives that are designated as fair value hedges, the gain or loss on derivatives as well as the loss or gain on the hedged items are recognized in “Net gains (losses) on securities and non-trading derivatives” in current earnings. For derivatives designated as cash flow hedges, the effective portions of the gain or loss on derivatives are reported as a component of “Accumulated other comprehensive losses or gains” and recognized in “Net gains (losses) on securities and non-trading derivatives” in the same period or periods during which the hedged transaction affects earnings. Net losses on non-trading derivatives was R$1 for the years ended at December 31, 2005 and 2006. Any ineffective gain or loss on these derivatives is recognized in “Net gains (losses) on securities and non-trading derivatives” in current earnings. A highly effective hedging relationship (a range between 0.8 and 1.25) is one in which we achieve offsetting changes in fair value or cash flows for the risk being hedged (note 28).

(f) Available for sale and held to maturity securities

     We classify securities in accordance with SFAS 115. These classifications are determined based on our intent with respect to the securities on the date of purchase (trade date). Gains and losses on the sale of securities are recognized through average cost method on the applicable trade date.

     Generally, we classify debt and equity securities as available for sale based on current economic conditions, including interest rates. Securities available for sale are recorded at fair value with unrealized gains and losses recorded as a separate component of shareholders’ equity, net of applicable taxes gains (losses) of R$65 and R$(19) at December 31, 2005 and 2006, respectively in Unibanco, and gains of R$38 and R$(10) at December 31, 2005 and 2006, respectively in Holdings). Securities available for sale are used as part of our overall interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk and other factors.

     Debt securities for which we have the intent and ability to hold them to maturity are classified as held to maturity and recorded at amortized cost.

     Declines in the fair value of available for sale and held to maturity securities below their cost that are deemed to be other-than-temporary are recorded in “Net gains (losses) on securities and non-trading derivatives” as realized losses in accordance with SFAS 115 and the application of the additional qualitative and quantitative disclosures of marketable securities and debt securities impairment established by EITF 03-01 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which was replaced by FASB Staff Position (FSP) 115-1 and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”.

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

     We assess the creditworthiness of our loan portfolio and establish allowances for probable credit losses on a regular basis. The process used to determine these reserves involves estimates and judgments. We determine an allowance for probable losses within each client’s rating. Loss forecast models are utilized for this purpose considering, among other things, recent loss experience, current economic conditions, the risk characteristics of the various classifications of loans, the fair value of the underlying collateral, the probability of default in making this evaluation, as well as the size and diversity of individual credits. Changes in these estimates and judgments have a direct impact on the allowances.

     Our wholesale loans have distinctive characteristics and therefore are not evaluated as a homogeneous portfolio. Instead, the allowances are currently calculated based on the risk profile of each individual borrower, which accounts for, among other factors, financial history, cash flows, quality of management, relationship history, market conditions and other factors relating to credit risk. We consider certain loans as charge-offs when in our judgment all amounts due, including accrued interest and indexation, are no longer considered collectible in accordance with the loans’ contractual terms. For instance, we usually made all the efforts to recover a loan within 360 days of past due, and after that period, we considered it no longer collectible. We consider all larger balance nonperforming loans subject to specific review for impairment. Once a loan has been identified as impaired, we measure impairment in accordance with SFAS 114, “Accounting by Creditors for Impairment of a Loan”, as amended by SFAS 118 “Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures”. The measurement of impairment on an impaired loan is based on (i) the present value of the loan’s expected cash flows; or (ii) the realizable value of the underlying collateral for collateral-dependent loans. If carrying value of the impaired loan exceeds the measure of estimated fair value, a specific allowance is established as a component of the allowance for loan losses.

     Small-balance homogeneous loans such as overdrafts, credit card loans, mortgage loans and consumer finance loans have similar characteristics and are managed using specialized systems and processes. We use a wide range of statistical tools to evaluate loans requests and client’s performance, which include credit and behavior scoring models. Charge-off normally occurs if no payment is received within 360 days from its due date. We usually consider loans that are past due 360 days no longer collectible, given all of the our efforts to recover the payments take place within 360 days from the date that the loans had first become past due. In our experience, if collection efforts are not successful within a 360 day period, we are unlikely to recover the amount.

     The allowance for loan losses is maintained at a level that we believe to be sufficient to absorb estimated probable credit losses inherent in the loan portfolio. The initial allowance amounts are set based on our forecast models to estimate probable losses of our portfolios in the future, which will impact the level of provisions required for the period. The calculating methodology for the allowances for expected credit losses is based on forecast models involves significant judgment. The charge-offs reflect the risk profile and behavior of the nonperforming loan portfolio constituted in the past, usually before at least 360 days.

     Also, we have followed the policies prescribed by SOP 03-3: “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”, which provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality and other guidances.

(i) Impaired loans and nonperforming

     We consider certain loans as impaired (except for smaller homogeneous loans which we evaluated under SFAS 5 “Accounting for Contingencies”) when in our judgment all amounts due, including accrued interest and indexation, are no longer considered collectible in accordance with the loans’ contractual terms, as defined in SFAS 114, “Accounting by Creditors for Impairment of a Loan”, as amended by SFAS 118 “Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures”. We consider all loans 60 days or more overdue as nonperforming and those of larger balance nature are subject to specific review for impairment (note 2 (h)). A valuation allowance is established through the allowance for loan losses for the difference between the carrying value of the impaired loan and its value determined as described above.

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

     Investments in companies of less than 20% with no readily determinable market value are recorded at cost (unless we have the ability to exercise significant influence over the operations of the investee in which case we use the equity method) and dividends are recognized in income when received (note 11).

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

     We assess impairment in accordance with the requirements of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” when events and circumstances indicate that such impairment may exist. No such impairment has been identified through December 31, 2004, 2005 and 2006.

     Fixed assets, mainly comprising certain bank branches, which were sold and subsequently leased by us for the purposes of continuing our operations, were recorded pursuant to SFAS 13, SFAS 98, “Accounting for Leases”, and SFAS 28 “Accounting for Sales with Leasebacks”.

     For transactions classified as operating leases, relating to property sold for cash, only the portion corresponding to: (i) the positive difference between revenue determined at the time of the sale and the present value of the future lease to be paid is recognized immediately in income for the period, whereas (ii) the remaining portion is deferred over the corresponding rental contract terms, and (iii) exclusively in cases of loss, the amounts are recognized immediately. In cases where the sale is financed, income will be determined only as from the final maturity of the corresponding financing (note 12) and subsequently recorded in accordance with the criteria described above. Gain or loss on the cash sales not subject to lease contracts was recognized immediately in income for the year as “Other non-interest income”.

(l) Costs of software developed or obtained for internal use

     We adopt Statement of Position (“SOP”) 98-1 “Accounting for the Cost of Software Developed or Obtained for Internal Use” and accordingly we capitalize certain costs associated with internally developed internal-use software. Amortization is computed on the straight-line method over no more than five years. Also, we capitalize all costs related with software developed or obtained for internal use, except the costs related with the planning and production stage, which are expensed.

(m) Goodwill and intangibles

     We recorded goodwill and intangibles in accordance with SFAS 141 “Business Combinations” and SFAS 142 “Goodwill and Other Intangible Assets” as amended by SFAS 147 “Acquisitions of Certain Financial Institutions” which clarified that, only if certain criteria are met, an acquisition of a less-than-whole financial institution should be accounted as a business combination. In addition, SFAS 147 amends SFAS 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor-and-borrower-relationship intangible assets. As a result, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS 144 requires for other long-lived assets that are held and used by a company. The net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition. The historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on an appropriate systematic method, over the period which the asset is expected to contribute directly or indirectly to the future cash flows. Goodwill is not amortized but is reviewed for potential impairment at least on annual basis at the reporting unit level. The impairment test compares the fair value of the reporting unit with the carrying amount of the net assets (including goodwill). If the fair value of the reporting unit exceeds the carrying amount of the net assets (including goodwill), the goodwill is considered not impaired; however, if the carrying amount of the net assets exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. At December 31, 2004, we recorded an impairment in the amount of R$35. Impairment adjustment was not required for December 31, 2005 and December 31, 2006.

     Intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. There are no events and circumstances indicating any impairment for 2004, 2005 and 2006.

(n) Foreclosed assets, including real estate

     For loan accounting purpose, we consider any balance that is 60 days or more overdue as nonperforming, and it is subject to specific review for charge off. We charge off a loan when, in our judgment, all amounts due are no longer considered collectible in accordance with the contractual terms of the loan. Generally, this condition is reached at approximately 360 days overdue, for both wholesale and retail portfolios. The procedures set forth below are normally followed after 180 days, overdue:

  Legal analysis of the enforceability of the respective guarantee;
  Judicial filing of the recovery claim;
  Assessment of market value of the guarantee by an expert;
  Two judicial auctions (In the first auction, the purchase price must be at least equal to the market value assessed by the expert assigned by the competent judge; in the second (and last) auction, the guarantee may be sold at any price);
  If there are third party purchasers, we receive the payment with 24 hours;
  If no third party purchasers, adjudication of the guarantee takes place;
  In case the value of the guarantee is insufficient to fully repay the loan, we continue with the judicial claim, aiming for free assets of the debtor;
  When the adjudication takes place, we record, as a foreclosed asset, the lower of fair value minus estimated costs to sell or the carrying value of the loan.

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

(p) Perpetual bond

     We classify our perpetual bond as a liability, since such financial instrument also meets the definition of a liability under FASB Concepts no. 6 "Elements of Financial Statements" and SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.

(q) Litigation

     According to SFAS 5 “Accounting for Contingencies” and Interpretation Nº 14 (“FIN14”) “Reasonable Estimation of the Amount of a Loss”, we recognize accruals in determining loss contingencies when the conditions known before the issuance of the financial statements show that: (i) it is probable that losses had been incurred at the date of the financial statement; and (ii) the amount of such losses can be reasonably estimated. We accrue our best estimate of probable losses.

     We constantly monitor litigation in progress to evaluate, among other things: (i) it nature and complexity; (ii) the evolution of the proceedings: (iii) the views of our legal advisors; and (iv) our experience with similar proceedings. We also consider in determining whether a loss is probable and in estimating its amount:

a. The probability of loss from claims or events that have occurred on or before the date of the financial statement, but with come to our attention only after the date of the financial statements, but before the financial statements are issued;

b. The need to disclose claims or events occurring after the date of the financial statements but before they are issued.

(r) Consolidation of Variable Interest Entities (VIE)

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

(s) Income taxes

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

(t) Insurance premiums, deferred acquisition costs, reserves for insurance claims, private retirement plan benefits and pension investment contracts

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

     An additional liability for the contract feature is established if the present value of expected annuitization payment at the expected annuitization date exceeds the expected account balance at the annuitization date, in accordance with SOP 03-1 and also requires, among other things, a liability valuation for certain long-duration insurance and investments contracts that are subject to SFAS 97 (note 17).

     The interest credited is included in changes in “Non interest expense – Insurance, private retirement plan and pension investment contracts”. The securities related to these pension investment contracts are classified as “trading assets” and “securities available for sale” in the Consolidated Financial Statements.

(u) Provision for guarantees

     We record provision for guarantees in accordance with FASB Interpretation 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 expands on the accounting guidance of SFAS 5, SFAS 57 “Related Party Disclosures” and SFAS 107 “Disclosures about Fair Value of Financial Instruments” and incorporates without change the provision of SFAS 34 “Capitalization of Interest Cost”, which is being superseded. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee (note 29).

(v) Fee income

     We earn fee income from investment management, credit card, investment banking and certain commercial banking services. Such fees are typically recognized when the service is performed (investment and commercial banking) or deferred and recognized over the life of the contract (investment management and credit card).

(w) Translation of foreign currency operations into reais

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

(x) Employee benefits

     (i) Pension plan

     We do not maintain defined-benefit private pension plans or other postretirement benefit plans for our employees in December 2006 and 2005. However, we are required to make employer contributions to the Brazilian Government pension, welfare benefit and redundancy plans which are expensed as incurred. Such contributions totaled R$444, R$484 and R$503 in 2004, 2005 and 2006, respectively.

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

     During 2005 and 2006, the sponsor contribution totaled R$15 and R$25, respectively.

     (ii) Share option plan

     We established a share option employee plan in 2001 which is described more fully in Note 25. From 2001 to 2005, we account for this plan in accordance with SFAS 123 “Accounting for Stock Based Compensation”. Under SFAS 123 as amended by SFAS 148 “Accounting for Stock Based Compensation–Transition and Disclosure”, the stock options were recorded as expense over the vesting period based on the fair value calculated using a Black-Scholes model.

     We adopted at January 1, 2006 the modified prospective method of SFAS 123 (Revised) – “Share-based payment”. This statement requires a public entity to measure the cost of employee services received in exchange of a share based on grant-date fair value of the share and for shares classified as liabilities the amount compensation should be remeasured at the end of each reporting period as the excess of the market price of the shares at the end of the period over the exercises price at the same date.

     That cost will be recognized over the period during which an employee is required to provide services in exchange for the shares (vesting period). The fair value of employee stock options and similar instruments is estimated using option-pricing models adjusted to the unique characteristics of those instruments. As result of having applied the modified prospective method to account for the implementation of SFAS 123R, expenses recorded in previous years for stock options plans have not been restated. Under this transition method, compensation cost for stock options plans as from January 1, 2006, include the applicable amount of compensation for all equity share based instruments based on the grant date fair value in accordance with the provisions of SFAS 123R and for all share based instruments that had been classified as equity but now is classified as a liability under SFAS 123R, a liability at its fair value was recognized for the reporting date. The fair value of the liability was recognized (i) by reducing equity to the extent of such previously recognized cost and (ii) by recognizing the difference in the income statement as the cumulative effect of a change in accounting principle.

(y) Restructuring charges

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

(z) Earnings per share (EPS)

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

     Diluted earnings per share is based on the same adjusted net income as in the basic EPS and the weighted average number of shares outstanding is increased by the number of shares that would be issued assuming the exercise of share options. In 2004, 2005 and 2006 we issued share options and calculated the diluted earnings (see Consolidated Statement of Income).

     We have implemented the provisions of EITF 03-6 “Participating Securities and the Two-Class Method” under SFAS 128 “Earnings per Share” and concluded that no change should be required in the calculation of EPS.

HOLDINGS

     Earnings per share are presented based on the two classes of share issued by Holdings. Both classes, common and preferred, participate in dividends on substantially the same basis (note 19). Earnings per share are computed based on the distributed (dividends) and undistributed earnings of Holdings after giving effect to the 10% preference, without regard to whether the earnings will ultimately be fully distributed. Weighted average shares are computed based on the periods for which the shares are outstanding.

UNIBANCO

     Earnings per share are presented based on the two classes of share issued by Unibanco. Both classes, common and preferred, participate in dividends on substantially the same basis, except that preferred shareholders are entitled to dividends per share ten percent (10%) higher than common shareholders (note 19). Earnings per share are computed based on the distributed (dividends) and undistributed earnings of Unibanco after giving effect to the 10% preference, without regard to whether the earnings will ultimately be fully distributed. Weighted average shares are computed based on the periods for which the shares are outstanding.

(aa) Recently issued accounting standards

     In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS 155 nullifies the guidance from the FASB’s Derivatives Implementation Group (“DIG”) in Issue D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, which deferred the application of the bifurcation requirements of SFAS 133 for certain beneficial interests until the FASB considered whether beneficial interests in securitized financial assets (1) met the definition of a derivative under SFAS 133, (2) contain an embedded derivative, or (3) were eligible for the scope exception described in paragraph 14 of SFAS 133 related to interest-only or principal-only strips. We are evaluating the impact of adoption of SFAS 155. However, at this time we do not expect the impact of SFAS 155 to have a significant effect on our consolidated financial statement.

     In June, 2006, FASB issued Interpretation no 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement no. 109” This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement no 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 becomes effective in fiscal years beginning after December 15, 2006. We are evaluating the impact of adoption of FIN 48. However, at this time we do not expect the impact of FIN48 to have a significant effect on our consolidated financial statement.

     In September, 2006, FASB issued SFAS no 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, that fair value is the relevant measurement attribute. SFAS 157 becomes effective in fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are evaluating the impact of adoption of SFAS 157. However, at this time we do not expect the impact of SFAS 157 to have a significant effect on our consolidated financial statement.

     In September, 2006, SEC issued Staff Accounting Bulletin no. 108: Summarizes the views regarding the process of quantifying financial statement misstatements and provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment.

     In February, 2007, FASB issued SFAS no 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are evaluating the impact of adoption of SFAS 159, which depends on the nature and content of the item elected to be measured at fair value, upon initial application in 2008.

Note 3 – Acquisitions, Goodwill and Intangible Assets

     During 2004, 2005 and 2006 we expanded our retail (consumer business), wholesale and insurance business through the following acquisitions:

Retail

Creditec

     In May 2004, we acquired through our subsidiary Banco Fininvest S.A., from Grupo BBM Creditec Crédito, Financiamento e Investimento S.A. The purchase price of the transaction was R$50, including goodwill of R$38 at date of the acquisition. The acquisition was accounted for following the purchase method.

HiperCard

     In March 2004, we acquired HiperCard Administradora de Cartão de Crédito Ltda., or HiperCard, from the Dutch group Koninklijke Ahold N.V. The purchase price of the transaction was R$630, including goodwill of R$105 at date of the acquisition. The acquisition was accounted for following the purchase method.

Banco1. net

     During the third quarter of 2004, we acquired 17,607 thousand common and preferred shares of Banco1.net S.A. increasing our ownership to 99.999% of the total equity. The purchase price of the transaction was R$38, including goodwill of R$22. The acquisition was accounted following the purchase method. In December 2004, we decided to discontinue the Banco1.net business and, as a consequence, the R$22 of goodwill associated with Banco1.net business was recorded as impairment in the reporting unit level.

Banco Dibens

     In June 3, 2005, we acquired the remaining 49% of the capital of Banco Dibens, a commercial banking operation, which focuses on the financing and leasing of automobiles and trucks, from Grupo Verdi. The new acquisition was valued at fair value approximately R$128, including goodwill of R$5.

Hipercard Investimentos Ltda

     In January 2006, we acquired from Sonae Distribuição Brasil S.A. the total capital of Modelo Investimentos Financeiros Ltda for R$202, including goodwill of R$179 at the date of the acquisition. The acquisition was accounted following the purchase method.

     Additionally, the name of this company was changed to HiperCard Investimentos Ltda.

Wholesale

     Banco BNL

     In June 2004, we acquired the total capital of Banco BNL do Brasil (“BNL Brasil”), from Banca Nazionale Del Lavoro S.p.A. (“BNL”). On September 29, 2004, BNL Brasil’s acquisition was concluded and approved by the Central Bank.

     We acquired BNL Brasil in exchange for 10,000,000 Units (comprising 10,000,000 preferred shares of Unibanco and 10,000,000 preferred shares of Holdings, considering the reverse share split of 2004) previously accounted as treasury share valued at R$120, including goodwill of R$11. In connection with the exchange of shares we recorded an additional share premium in the amount of R$40 based on the difference between the average quoted market prices of our Units during the two weeks before the date of the exchange and the carrying amount at the acquisition date. The acquisition was accounted following the purchase method.

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

     Unibanco AIG Warranty (UAW)

     In November 2004, we acquired from Multibrás S.A. Eletrodomésticos 20% interest of the total capital of Unibanco AIG Warranty S.A. (UAW) for R$27, including goodwill of R$23 at the date of the acquisition. In June 2006, we acquired from Whirlpool the remaining 30% of interest of the total capital of Unibanco AIG Warranty (UAW) for R$66, including goodwill of R$65 at the date of acquisition. The acquisition was accounted for following the purchase method.

Intangible assets

     During 2004, 2005 and 2006, Unibanco through its subsidiaries acquired significant intangible assets related to customer relationship. These transactions have been amortizing over the period in which it is expected to contribute to the future cash flows and were accounted following the purchase method.

     In March 2004, we acquired from HiperCard Administradora de Cartão de Crédito Ltda., or HiperCard, an identifiable intangible asset related to customer relationship. The purchase price was R$315 and will be amortized over 10 years.

     In August 2004, the Banco Fininvest S.A. and Sonae established a partnership agreement for the creation of a financing company that will offer financial products to Sonae’s customers. The purchase price of the transaction was R$21 corresponding to an identifiable intangible asset related to customer relationships at date of the partnership agreement and will be amortized over 10 years. At this time, we also acquired Lev Cred Serviços de Crédito e Cobrança S.A. The purchase price was R$5 at the date of the acquisition and will be amortized over 5 years.

     In October 2004, we acquired from Credicerto an identifiable intangible asset related to the existing customer database. The purchase price of the transaction was R$1 and will be amortized over 3 years.

     In April 2005, we acquired from Banco GE Capital S.A. an identifiable intangible asset related to the existing customer portfolio of Wal-Mart cards. The purchase price was R$69 and will be amortized over 10 years.

     During 2005, we also acquired other non individual significant intangible assets related to customer relationship. These transactions totalized R$42.

     In January, 2006, we acquired from Wal Mart an identifiable intangible asset related to the existing customer database. The purchase price of the transaction was R$66 and will be amortized over 10 years.

     In April 2006, we acquired from Renasce – Rede Nacional de Shopping Centers Ltda an identifiable intangible asset related to the existing customer database. The purchase price of the transaction was R$29 and will be amortized over 8 years.

     In June 2006, we acquired from TAM Linhas Aéreas S.A. and Droga Raia S.A an identifiable intangible asset related to the existing customer database. The purchase price of these transactions were R$15 and R$2, respectively, and will be amortized over 10 years.

     During 2006 we acquired from Eletrodireto, Sonaecred and Savegnago Supermercados Ltda. an identifiable intangible asset related to the existing customer database. The purchase price of those transactions was R$22, R$35 and R$11, respectively and will be amortized over 5, 15 and 10 years. We also acquired other non individual significant intangible assets related to customer relationship in amount of R$43.

     (iv) Goodwill and intangible assets

     The following tables present our goodwill and intangibles allocated for each business segment at December 31, 2005 and 2006:

	As of December 31,

	2005		2006

Goodwill
Retail	R$	1,150	R$	1,301
Wholesale		11		33
Wealth management		45		45
Insurance		27		92

Total	R$	1,233	R$	1,471

Intangible Assets (mainly, existing customer relationships)
Retail
Acquisition cost	R$	903	R$	1,126
Accumulated amortization		(516)		(574)

Total	R$	387	R$	552

     The amortization of intangible assets in 2005 and in 2006 was R$130and R$58, respectively.

     During 2006 we recognized tax benefit amounting R$7 on the deductibility, for tax purpose, of goodwill.

     The estimated aggregate amortization expense will be:

For the year ended December 31,	Amortization expense

2007	R$	71
2008		71
2009		70
2010		68
2011		67

Statement of 2006 Acquisitions

     The purchases are set forth below:

	Retail				Insurance

	Hipercard		Customer		Unibanco AIG		Total
	Investimentos		relationship		Warranty

Net assets acquired	R$	23	R$	-	R$	1	R$	24
Goodwill		179		-		65		244
Customer relationship intangible		-		223		-		223

Cash paid for the purchase	R$	202	R$	223	R$	66	R$	491

     During 2004, 2005 and 2006, as a result of our purchases, the net cash paid was R$589, R$115 and R$491, respectively.

Note 4 - Related Party Transactions

     The Moreira Salles Group through E.Johnston Representação e Participações S.A. owned 92.51% and 92.66 % of Holdings common voting share at December 31, 2005 and 2006, respectively and therefore indirectly controlled 97.10% of the Unibanco’s voting share at December 31, 2005 and 2006. Transactions with companies within the Moreira Salles Group and our own affiliates are limited to banking transactions in the normal course of business at prevailing market terms for similar transactions.

     At December 31, 2006 Bahema owned 1.74% of the capital of Holdings; and the Sul America owned 0.76% of capital of Holdings.

     We have made certain transactions with unconsolidated related parties that we believe were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, applicable to those prevailing at the time in the market for comparable transactions and did not involve more than the normal risk of collectibility.

     As of December 31, 2005 and 2006, we had the following transactions with these related parties:

	As of December 31,

Company	2005		2006

Assets
Interest-bearing deposits in other banks
Cibrasec – Companhia Brasileira de Securitização	R$	32	R$	23
Banco Investcred Unibanco S.A.		761		1,106
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		524		586

Total	R$	1,317		1,715

Trading assets, at fair value
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		1		1
Banco Investcred Unibanco S.A.		1		-

Total		2		1

Other assets		127		126

Total assets	R$	1,446	R$	1,842

Liabilities
Deposits
Demand deposits	R$	1	R$	2
Time deposits
Consórcio Nacional Ford		51		61
Unibanco Rodobens Administradora de Consórcios Ltda		41		40
Companhia Hipotecária Unibanco Rodobens		-		42
Banco Investcred Unibanco S.A.		-		352
Other		15		11

Total		108		508

Federal funds purchased and securities sold under repurchase agreements
Banco Investcred Unibanco S.A.		45		26
Luizacred S,A, Sociedade de Crédito, Financiamento e Investimento		3		-
Maxfácil Participações S.A.		-		170
Others		19		19

Total		67		215

Other liabilities
Other		6		4

Total		6		4

Total liabilities	R$	181	R$	727

	For the year ended December 31,

Company	2004		2005		2006

Interest income
Interest on deposits w ith banks
Banco Investcred Unibanco S.A.	R$	47	R$	112	R$	149
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		46		77		79
Interest income on securities
Trading income
Banco Investcred Unibanco S.A.		14		3		1
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		3		1		2
Cibrasec Cia Brasileira de Securitização		-		-		3
Other		-		2		-
Fee and commission income
Unibanco Rodobens Administradora de Consórcios Ltda		6		1		-
Other income
Credicard S.A. – Administradora de Cartões de Crédito		15		-		-
Banco Investcred Unibanco S.A.		-		16		-
Cibrasec Cia Brasileira de Securitização		-		-		5
Serasa		-		-		12
Other		-		7		-
Interest expense
Time deposits
Consórcio Nacional Ford		7		7		8
Unibanco Rodobens Administradora de Consórcios Ltda		3		5		4
Companhia Hipotecária Unibanco Rodobens		-		-		5
Banco Investcred		-		-		19
Other		2		4		1
Federal Funds purchased and Securities sold under agreements to repurchase
Maxfácil Participações S.A.		-		-		8
Banco Investcred Unibanco S.A.		-		-		16
Derivatives
Banco Investcred Unibanco S.A		20		7		1
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		1		3		1
Other		-		4		-
Other interest expenses		2		-		-
Non interest expense
Administrative expenses
Tecnologia Bancária S.A.		17		21		17
Interchange		-		-		3
Other		7		3		-
Other non-interest expenses		102		40		55

     We contribute on a regular basis to Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto João Moreira Salles and Instituto Moreira Salles, trusts created by the Bank for the benefit of its employees and to further our desire to contribute to cultural and civic activities. Contributions made by Unibanco to these trusts totaled R$7, R$7 and R$6 in 2004, 2005 and 2006, respectively.

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

Note 5 - Central Bank Compulsory Deposits

     The Central Bank requires financial institutions, including Unibanco, to deposit certain funds with the Central Bank. The following table presents a summary of the current compulsory deposit requirements by type and the amounts of such deposits:

	As of December 31,

Type of deposits	2005		2006

Non-interest earning	R$	1,087	R$	987
Interest-earning		4,063		4,190

Total	R$	5,150	R$	5,177

     At December 31, 2005 and 2006 we had also R$621 and R$3,161 of federal government securities, linked to the Central Bank in the form of compulsory deposits, recorded as trading assets in the amount of R$592 in 2005 (note 6), securities held to maturity in the amount of R$29 in 2005 (note 8), and securities available for sale in the amount of R$27 in 2006 (note 7), and federal funds sold and securities purchased under resale agreements in the amount of R$ 3,134 in 2006.

Note 6 - Trading Assets

     Trading assets, stated at fair value, are presented in the following table:

	As of December 31,

	2005		2006

Federal government securities (a)	R$	9,465	R$	6,948
Brazilian sovereign bonds		79		594
Securities of foreign governments		236		389
Corporate debt securities		396		363
Bank debt securities		107		97
Mutual funds (b)		398		514
Shares		97		229
Derivative financial instruments:
Swaps		435		471
Forward and future		71		111
Option contracts		339		188

Total	R$	11,623	R$	9,904

__________________
(a)	Includes R$223 in 2005 and R$126 in 2006 pledged to margin guarantees, mainly to the Brazilian Futures and Commodities Exchange (“BM&F”); R$592 in 2005 linked to Central Bank as compulsory deposits (note 5) and R$1,564 in 2005 and R$850 in 2006 subject to repurchase agreements.
(b)	The portfolios of mutual funds held by our insurance, capitalization and private retirement companies are represented mainly by federal government securities. Includes R$36 in 2006 pledged to margin guarantees.

     Net trading income in 2004, 2005 and 2006, included in non interest income was as follows:

	For the year ended December 31,

	2004		2005		2006

Realized gains on securities	R$	54	R$	100	R$	105
Realized losses on securities		(39)		(123)		(57)
Realized gains on derivatives		308		139		220
Net unrealized losses on securities and derivatives		(102)		(5)		(43)

Net	R$	221	R$	111	R$	225

Note 7 - Securities Available for Sale

     The amortized cost and fair value of securities available for sale were as follows:

			Gross		Gross
	Amortized		unrealized		unrealized		Fair
	cost		gains		losses		value

December 31, 2005							R$
Federal government securities (a)	R$	506	R$	1	R$	18		489
Brazilian sovereign bonds (b)		2,239		135		-		2,374
Corporate debt securities		2,227		39		36		2,230
Bank debt securities		282		2		1		283
Shares		116		1		25		92
Mutual funds		3		-		-		3

Total	R$	5,373	R$	178	R$	80	R$	5,471

			Gross		Gross
	Amortized		unrealized		unrealized		Fair
	cost		gains		Losses		value

December 31, 2006
Federal government securities (a)	R$	2,696	R$	33	R$	13	R$	2,716
Brazilian sovereign bonds (b)		2,219		29		86		2,162
Corporate debt securities		1,820		66		17		1,869
Securities of foreign governments		271		1		-		272
Bank debt securities		124		1		4		121
Shares		173		1		34		140
Mutual funds		7		-		1		6

Total	R$	7,310	R$	131	R$	155	R$	7,286

_____________________
(a)	Includes R$82 in 2005 and R$359 in 2006 pledged to margin guarantees; R$27 in 2006 linked to Central Bank as compulsory deposits (note 5) and R$581 in 2006 subject to repurchase agreements.
(b)	Includes R$1,899 in 2005 and R$1,996 in 2006 subject to repurchase agreement and R$49 in 2006 pledged to margin guarantees

     The following table represents the aging of our unrealized losses at December 31, 2005 and 2006 as follows:

	As of December 31, 2005

	Less than 12 months				12 months or longer				Total

			Gross				Gross				Gross
	Fair		unrealized		Fair		unrealized		Fair		unrealized
	value		losses		value		losses		Value		losses

Federal government securities	R$	1	R$	1	R$	147	R$	17	R$	148	R$	18
Bank debt securities		99		1		4		-		103		1
Corporate debt securities		310		16		904		20		1,214		36
Shares		68		25		-		-		68		25

Total	R$	478	R$	43	R$	1,055	R$	37	R$	1,533	R$	80

	As of December 31, 2006

	Less than 12 months				12 months or longer				Total

			Gross				Gross				Gross
	Fair		unrealized		Fair		unrealized		Fair		unrealized
	value		losses		value		losses		Value		losses

Federal government securities	R$	375	R$	13	R$	1	R$	-	R$	376	R$	13
Brazilian sovereign bonds		1,443		86		-		-		1,443		86
Bank debt securities		105		4		-		-		105		4
Corporate debt securities		746		15		123		2		869		17
Shares		39		11		24		23		63		34
Mutual funds		6		1		-		-		6		1

Total	R$	2,714	R$	130	R$	148	R$	25	R$	2,862	R$	155

     We have evaluated the unrealized losses of our securities available for sale at December 31, 2004 and 2006, and we determined there were no other-than-temporary losses except for the amount of R$ 105 and R$110 of impairment written off and recorded as “Non interest income–net gains (losses) on securities and non-trading derivatives”. No impairment was recognized at December 31, 2005.

     We conduct a monthly review to identify and evaluate investments that have indications of possible impairment, considering the financial condition and near-term prospects of the issuer and our ability and intention to hold the investment for a period of time sufficient to allow for any anticipated recovery.

     At December 31, 2005 and 2006 we held no securities of a single issuer or related group of companies whose fair value exceeded 10% of our shareholders’ equity.

     Proceeds from sales of investment securities available for sale were R$3,490, R$3,244 and R$13,637 in 2004, 2005 and 2006, respectively.

     Gross gains and losses realized on the sale of securities available for sale were as follows:

	For the year ended December 31,

	2004		2005		2006

Gains	R$	48	R$	84	R$	251
Losses		23		-		8

Net	R$	25	R$	84	R$	243

     The amortized cost and fair value of available for sale securities, by contractual maturity, were as follows:

	As of December 31,

	2005				2006

	Amortized cost		Fair Value		Amortized cost		Fair Value

Due in one year or less	R$	1,079	R$	1,073	R$	1,659	R$	1,649
Due after one year through five years		1,751		1,769		2,996		3,032
Due after five years through ten years		1,122		1,148		754		743
Due after ten years		1,303		1,386		1,721		1,716
No stated maturity		118		95		180		146

Total	R$	5,373	R$	5,471	R$	7,310	R$	7,286

Note 8 - Securities Held to Maturity

     The amortized cost and fair value of securities held to maturity were as follows:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Fair Value

December 31, 2005
Federal government securities (a)	R$	1,091	R$	44	R$	7	R$	1,128
Brazilian sovereign bonds (b)		1,240		129		-		1,369
Corporate debt securities		74		3		-		77
Bank debt securities		81		1		-		82

Total	R$	2,486	R$	177	R$	7	R$	2,656

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Fair value

December 31, 2006
Federal government securities (a)	R$	469	R$	57	R$	-	R$	526
Brazilian sovereign bonds (b)		993		114		-		1,107
Corporate debt securities (b)		57		2		-		59
Bank debt securities		57		-		-		57

Total	R$	1,576	R$	173	R$	-	R$	1,749

____________
(a)	Includes R$394 in 2005 pledged to margin guarantees, mainly to the BM&F; R$29 in 2005 linked to Central Bank as compulsory deposits (note 5).
(b)	In 2005 includes R$1,083 of Brazilian sovereign bonds and R$10 of Corporate debt securities, all of them subject to repurchase agreements. In 2006 in includes R$801 of Brazilian sovereign bonds subject to repurchase agreements and R$129 pledged to margin guarantees.

     At December 31, 2005 the aging of unrealized losses was less than twelve months.

     We have evaluated the unrealized losses of our securities held to maturity at December 31, 2005 and we considered there were no other-than-temporary losses. We conduct a monthly review to identify and evaluate investments that have indications of possible impairment, considering the financial condition and near-term prospects of the issuer and our ability and intention to hold the investment for a period of time sufficient to allow for any anticipated recovery.

     The amortized cost and fair value of securities held to maturity, by contractual maturity, were as follows:

	As of December 31,

	2005				2006

	Amortized cost		Fair value		Amortized cost		Fair value

Due in one year or less	R$	880	R$	869	R$	281	R$	284
Due after one year through five years		659		771		530		589
Due after five years through ten years		334		370		158		176
Due after ten years		613		646		607		700

Total	R$	2,486	R$	2,656	R$	1,576	R$	1,749

     At December 31, 2005 and 2006 we held no securities of a single issuer or related group of companies whose amortized cost or fair value exceeded 10% of our shareholders’ equity.

     At October 15, 2005, Brazilian Central Bank exercised a call option and repurchased R$767 of our held to maturity.

Note 9 - Loans

	As of December 31,

	2005		2006

Commercial:
Industrial and other	R$	19,049	R$	22,549
Import financing		1,369		1,503
Export financing		2,076		1,548
Real estate loans, primarily residential housing loans		1,284		1,404
Direct lease financing (a)		826		1,907
Individuals:
Overdraft		779		660
Financing		6,009		5,533
Credit card		5,031		5,957
Agricultural		1,120		1,315
Nonperforming loans		1,694		2,278

Total loans	R$	39,237	R$	44,654

     Most of our business activities are with customers located in Brazil. The Bank has a diversified loan portfolio with concentration no higher than 10% in any economic sector.

Net Investments in Direct Leasing Financing

     The following lists the components of the net investment in direct leasing financing:

	As of December 31,

	2005		2006

Total minimum lease payments to be received	R$	1,061	R$	2,567
Less: Unearned income		(206)		(608)

Net investments in direct leasing financing (b)	R$	855	R$	1,959

(a)	Includes residual value.
(b)	Includes nonperforming leases.

The following is a schedule by years of total minimum lease payments to be received:

	As of December 31,

	2005		2006

Overdue Payments	R$	117	R$	28
2006		480		-
2007		293		1,167
2008		126		748
2009		38		401
2010		6		169
2011		1		54

Total	R$	1,061	R$	2,567

     Our nonperforming loans were classified as follows:

	As of December 31,

	2005				2006

			Allowance for				Allowance for
	Nonperforming		nonperforming		Nonperforming		nonperforming
	loans		loans		loans		loans

Industrial and other	R$	349	R$	252	R$	665	R$	445
Import and export financing		2		2		8		6
Real estate loans, primarily residential housing
loans		87		30		102		37
Direct lease financing		29		16		52		27
Individuals		1,224		732		1,445		1,013
Agricultural		3		2		6		5

Total	R$	1,694	R$	1,034	R$	2,278	R$	1,533

     At December 31, 2005 and 2006, nonperforming loans included R$50 and R$103, respectively, of large non- homogenous balance loans that were considered individually impaired in accordance with SFAS 114. The allowance for impaired loans is R$45 and R$30 at December 31, 2005 and 2006, respectively.

     The impact on interest income as a result of nonperforming loans subject to impairment was not material for any of the periods presented. We do not have any material commitments to advance additional funds to these borrowers.

     The average balances of nonperforming loans subject to impairment were as follows:

	For the year ended December 31,

	2004	2005	2006

Avera ge balance of nonperforming loans subject to impairment	1,122	1,382	2,012

     We did not recognize any interest income during the period that the above loans were nonperforming and subject to impairment.

Note 10 - Allowance for Loan Losses

     The following represents an analysis of changes in the allowance for loan losses:

	For the year ended December 31,

	2004		2005		2006

Balance, beginning of year	R$	1,317	R$	1,560	R$	2,107
Provision for loan losses		948		1,870		2,030
Loan charge-offs		(1,117)		(1,442)		(1,842)
Loan recoveries		412		119		282
Net charge-offs		(705)		(1,323)		(1,560)

Balance, end of year	R$	1,560	R$	2,107	R$	2,577

Note 11 - Investments in Unconsolidated Companies

	As of or for the year ended December 31, 2006				Investment				Equity income (loss)

	P articipation (%)		Share-	Net	As of December 31,				For the year ended December 31,
			holders	income for

	Total	Voting	equity(a)	the year(a)	2005		2006		2004		2005		2006

Retail
Redecard S.A.	31.943%	31.942%	91	321	R$	19	R$	29	R$	48	R$	60	R$	103
Orbitall Serviços e Processamento de
Informações Comerciais Ltda (c )	-	-	-	-		-		-		14		-		-
Serasa S.A. (b)	19.174%	16.503%	206	103		36		40		12		16		20
Cibrasec – Companhia
Brasileira de Securitização (b)	9.090%	9.090%	71	9		6		6		1		1		1
Tecnologia Bancária S.A.	20.300%	20.300%	147	23		28		30		2		3		4
Unibanco Rodobens Administradora
de Consórcios Ltda	50.000%	50.000%	52	29		25		26		6		15		14
Luizacred S.A. Sociedade de
Crédito. Financiamento e
Investimento	49.998%	49.996%	35	24		26		18		11		15		12
Banco Investcred Unibanco S.A.	49.997%	49.997%	141	55		71		70		26		32		27
Companhia Hipotecária
Unibanco – Rodobens	50.000%	50.000%	17	5		6		9		-		1		3
UniVR Sociedade de Crédito.
Financiamento e Investimento (d)	49.000%	49.000%	41	1		-		20		-		-		-
Maxfácil Participações S.A. (e)	49.986%	49.986%	175	5		-		87		-		-		2
Credicard S.A.-Administradora
de Cartões de Crédito (c)	-	-	-	-		-		-		87		-		-
Goodwill paid on acquisition
of investments (f)						91		196		-		-		-
Others			2	-		27		-		-		-		-
Total						335		531		207		143		186
Wholesale
Interchange Serviços S.A.	25.000%	25.000%	58	21		10		15		1		2		5
Others			8	-		4		4		(1)		2		-
Total						14		19		-		4		5
Insurance
AIG Brasil Companhia de
Seguros	49.999%	49.999%	80	8		55		40		8		11		4
Others			-	-		-		-		5		-		-
Total						55		40		13		11		4
Total of investments in unconsolidated companies						404		590		220		158		195
Non-marketable equity investments						219		212		-		-		-

Total					R$	623	R$	802	R$	220	R$	158	R$	195

______________
(a)	Amounts derived from the Accounting Practices Adopted in Brazil financial statements adjusted to U.S. GAAP, when applicable. There are no material restrictions upon the ability of such companies to remit funds to Unibanco.
Additionally, there are no significant differences between our investment and our proportionate share of the investee’s equity.
(b)	Companies in which we own less than 20% of voting shares but exercise significant influence over their operations.
(c)	On December 29, 2004, we sold the total of our participation in Credicard and Orbitall for R$1,727. The gross gain on sale of the mentioned participation was R$1,574 (note 24). The total gross gain of R$1,574 includes R$855 of taxable income and R$719 of non-taxable income (note 18).
(d)	During the third quarter of 2006, we acquired 49% of the company’s voting share.
(e)	During the third quarter of 2006, we acquired 49.986% of the company’s voting shares.
(f)	During 2006 we (i) acquired UniVR Sociedade de Crédito, Financiamento e Investimento for R$ 40, including goodwill of R$ 20 and (ii) Maxfácil Participações S.A. for R$ 171, including goodwill of R$ 85.

Note 12 - Premises and Equipment

	Estimated useful life (years)	As of December 31,

		2005		2006

Land	-	R$	203	R$	205
Buildings	25		498		492
Furniture and equipment	10		423		484
Leasehold improvements	5-10		505		375
Data processing equipment	5		779		873
Costs of software developed or obtained for internal use	5		597		639
Vehicles	5		6		6
Others	-		77		76

Total		R$	3,088	R$	3,150
Less: Accumulated depreciation			1,666		1,715

Premises and equipment, net		R$	1,422	R$	1,435

     Depreciation expense was R$309, R$337 and R$316 in 2004, 2005 and 2006, respectively, including R$17, R$19 and R$ 28 related to depreciation expense on assets under capital leases in 2004, 2005 and 2006, respectively.

     We have entered into leasing agreements, mainly related to data processing equipment, which is accounted for as capital leases. Under this accounting method both an asset and an obligation are recorded in the financial statements and the asset is depreciated in a manner consistent with our normal depreciation policy for owned assets.

     As from 2002, we sold many properties used as branches and, subsequently, we rented them for the purpose of continuing our operations. These sales were recorded pursuant to SFAS 13 and SFAS 98, “Accounting for leases” and SFAS 28 “Accounting for Sales with Leasebacks”. We have not sold any of our branches during 2005 and 2006. From 2002 to December 31, 2006, we sold 185 properties used as our operational branches.

     Transactions accounted for under the financing method, where we have a continuing involvement based on our provision of recourse financing in which the only recourse is to the leased asset, included 27 properties in the amount of R$57 (cost of R$33), all of which were sold in 2004. At December 31, 2006, the proceeds from sale of the branches and interest earned from the financed contracts, net of the leases paid in the amount of R$31, will be recorded as income only as from the final maturity of the corresponding financing period (usually 10 years). However, the corresponding fixed assets are still recorded in our balance sheet, and thus subject to depreciation. For the years ended December 31, 2004, 2005 and 2006, the corresponding depreciation amount of those assets were R$1, R$1 and R$1 respectively.

     Transactions accounted for as sale-leasebacks included 158 properties (110 properties in 2002 and 48 properties in 2004). The proceeds from sale of these properties were R$141 (2002 - R$71 (at a cost of R$36) and 2004 - R$70 (at a cost of R$41)). Therefore, based on the accounting practices disclosed in note 2(k) to our financial statements, the impacts on our statement of income for the five years ended December 31, 2006, are as follows:

a. Deferring of the net gain on sale of properties - 2002 - R$14, 2003 - R$5, 2004 - R$7, 2005 - R$7 and 2006 – R$ 7;
b. Rental expenses on the leased properties - 2002 - R$3, 2003 - R$5, 2004 - R$ 6, 2005 - R$11 and 2006 – R$12 .

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

Note 13 - Other Assets

	As of December 31,

	2005		2006

Deferred tax assets, net (note 18)	R$	1,991	R$	2,009
Restricted escrow deposits for contingencies (note 30)		2,297		2,063
Prepaid taxes		1,237		1,352
Notes and credits receivable		256		291
Prepaid expenses		686		923
Negotiation and intermediation of securities		238		127
Income receivable		126		158
Insurance premiums receivable		88		189
Foreclosed assets, net		71		168
Foreign exchange portfolio, net		-		852
Others		1,024		702

Total	R$	8,014	R$	8,834

Note 14 – Time Deposits

The following table shows the maturity of outstanding deposits with balances issued by us.

	As of December 31,

	2005		2006

Maturity within 3 months	R$	3,834	R$	3,825
Maturity after 3 months but within 6 months		3,499		3,839
Maturity after 6 months but within 12 months		3,555		2,123
Maturity after 12 months		15,123		14,606

Total deposits	R$	26,011	R$	24,393

Note 15 - Federal Funds Purchased, Securities Sold under Repurchase Agreements and Short-term Borrowings

     Financial data of our federal funds purchased, securities sold under repurchase agreements and short-term borrowings, were as follows:

	As of December 31,

	2005		2006

Federal funds purchased, securities sold under repurchase agreements	R$	10,721	R$	16,991
Short-term borrowings
Import and export financings		2,932		2,420
Other interbank borrowings		235		533
Others		72		92

Total	R$	13,960	R$	20,036

     Import and export financings represent credit lines open for financing imports and exports of Brazilian companies, typically denominated in foreign currency. We then make corresponding extensions of credit to exporters/importers denominated in Brazilian reais with payments made to us (in the case of exports) or paid by us (in the case of imports) in foreign currency.

     The following table presents the federal funds purchased, securities sold under repurchase agreements and short-term borrowings by maturities.

	As of December 31,

	2005		2006

Federal funds purchased and securities sold under repurchase agreements:
Overnight	R$	4,482	R$	4,117
Due 1 month or less		1,012		1,207
Due between 1 and 3 months		888		1,033
Due between 3 and 6 months		1,158		1,138
Due after 6 months		3,181		9,496

Total		10,721		16,991

Short-term borrowings:
Due 1 month or less		579		358
Due between 1 and 3 months		353		382
Due between 3 and 6 months		953		613
Due after 6 months		1,354		1,692

Total		3,239		3,045

Total	R$	13,960	R$	20,036

The following table presents a summary of the primary short-term borrowings.

	As of or for the Year Ended

	2005		2006

Federal funds purchased and securities sold under
repurchase agreements:
Amount outstanding	R$	10,721	R$	16,991
Maximum amount outstanding during the period		10,721		17,939
Weighted average interest rate at period-end		18.0%		13.2%
Average amount outstanding during period		7,194		14,459
Weighted average interest rate		14.40%		11.9%
Import and export financing:
Amount outstanding	R$	2,932	R$	2,420
Maximum amount outstanding during the period		2,932		2,932
Weighted average interest rate at period-end		4.6%		6.7%
Average amount outstanding during period		2,378		2,440
Weighted average interest rate		(5.3)%		(0.3)%
Other interbank borrowings:
Amount outstanding	R$	235	R$	533
Maximum amount outstanding during the period		340		803
Weighted average interest rate at period-end		4.0%		5.5%
Average amount outstanding during period		273		363
Weighted average interest rate		1.7%		4.6%
Other	R$	72	R$	92

Total	R$	13,960	R$	20,036

Note 16 - Long-term Debt

The composition of long-term debt is as follows:

	As of December 31,

	2005		2006

Local onlendings	R$	6,012	R$	6,535
Subordinated debt		2,964		3,240
Notes issued under securitization arrangements		2,137		1,644
Mortgage indebtedness		514		1,272
Euronotes		989		1,029
Debentures		-		765
Foreign onlendings		143		64
Obligations under capital leases		58		63
Others		33		26

Total	R$	12,850	R$	14,638

Local onlendings

Local onlendings represent amounts borrowed from Brazilian agencies for loans to Brazilian entities to invest primarily in premises and equipment. These amounts are due in monthly installments through 2025 and bear fixed interest between 1% per annum and 2.5% per annum, in 2005 and 2006, plus variable interest based on the TJLP (Long-term interest rate determined by the Central Bank on a quarterly basis, not inflation-adjusted), U.S. dollar or the BNDES (National Economic and Social Development Bank) basket of currencies. The borrowings are primarily from BNDES and FINAME (National Industrial Finance Authority) in the form of credit lines.

Euronotes

				Carrying amount (net of
	Original			repurchases) as of
	term in			December 31,

Maturity date (a)	years (a)	Currency	Coupon	2005	2006

January 02, 2006	1	US$	17.00%	12	-
February 03, 2006	0.5	US$	-	60	-
March 29, 2006	0.5	US$	-	28	-
June 14, 2006	2	R$	17.90%	87	-
August 11, 2006	1	US$	-	28	-
June 11, 2007	2	US$	5.35%	23	20
July 15, 2009	5	US$	9.62%	26	11
July 15, 2009	5	US$	7.87%	49	31
December 09, 2009	6	US$	5.35%	23	22
February 11, 2010	5	R$	8.70%	285	231
December 30, 2013	10	US$	7.25%	4	4
January 02, 2014	10	US$	7.25%	6	6
April 15, 2014	13	US$	8.00%	51	(4)
December 12, 2008	2.3	YEN	1.00%	-	318
March 26, 2007	0.3	US$	-	-	24
June 30, 2015	10.7	US$	12.75%	-	20
October 15, 2010	4.8	US$	6.85%	-	19
March 19, 2007	0.3	US$	12.35%	-	16
May 25, 2007	1	US$	14.75%	-	13
March 6, 2007	0.3	US$	-	-	12
March 29, 2007	0.3	US$	-	-	11
Others				307	275

Total				R$ 989	R$ 1,029

____________
(a)	Maturity date and original term in years, consider, when applicable, the investor put rights.

Notes issued under securitization arrangements

     The Branch has entered into a series of securitization transactions involving future flows of US dollar denominated electronic remittance payment orders (“DPRs”), pursuant to which the Head Office through the Branch, sold DPRs to UBB Diversified Payment Rights Finance Company (UBB),with the purpose of acquiring US dollar payment orders received and processed by the Head Office through its correspondent banks and using them as an underlying asset that guarantees note issuances in the international capital markets. A variable interest entity in which we are the primary beneficiary as under FIN 46R.

     UBB pays for the DPRs purchased with funds received from notes issued that are collateralized by the DPRs. Upon the occurrence of certain events which have a material adverse effect on the existence of future flows of DPRs, the Branch is required to repurchase the DPRs from UBB so that it may redeem any outstanding notes.

	Original principal				As of December 31,

	amount issued	Issue	Maturity	Coupon	2005	2006

Series 2002-1	US$105 million	May 2002	January 2016(1)	3-month LIBOR (4)	701	221
				+ 1,20%

Series 2003-2	US$105 million	June 2003	July 2009 (1)	0,065	187	138

Series 2003-3	US$227 million	November 2003	October 2013(2)	3-month LIBOR	538	517
				+1,35%

Series 2004-1	US$200 million	May 2004	April 2011	3-month LIBOR (4)	474	441
				+ 0,50%

Series 2004-5	US$150 million	September 2004	October 2012(3)	3-month LIBOR (4)	237	327
				+ 0,45%

					R$ 2,137	R$ 1,644

_________________
(1)	Renegotiated in January 2006
(2)	Renegotiated in November 2005
(3)	Renegotiated in July 2006
(4)	London InterBank Offered Rates.

Subordinated debt

				Carrying amount

			Remuneration
	Issue	Maturity	per annum	2005	2006

Step-up subordinated
callable notes (1)	April 2002	April 2012	9.38%	453	412
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.38%	462	414
Step-up subordinated
callable notes (3)	April 2001	April 2006	3.45%	71	-
Floating subordinated notes (4)	December 2004	December 2009	4.74%	352	321
Subordinated time deposits (5)	December 2002	December 2012	102% of CDI (8)	439	508
Subordinated time deposits (6)	December 2006	December 2016	104% of CDI (8)	-	500
Perpetual Non-cumulative Junior
Subordinated Securities (7)	July 2005	No stated	8.70%	1,187	1,085

Total				R$ 2,964	R$ 3,240

_____________________
(1)	Redeemed in April 2007
(2)	The debt can be integrally redeemed in December 2008 or upon each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt was assumed through the acquisition of BNL Brasil in 2004 and the interest rate is calculated based on semi-annual LIBOR plus 1.20%.
(4)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated based on semi-annual LIBOR plus 2%.
(5)	Subordinated time deposits can be redeemed from December 2007.
(6)	Subordinated time deposits can be redeemed from December 2011.
(7)	The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent interest payment date.
(8)	Brazilian benchmark interbank interest rate.

Mortgage indebtedness

     Mortgage indebtedness represents borrowings with original terms generally between 15 and 33 months and bears interest of TRF-R (Floating Reference Rate established daily by the Central Bank) plus 12% per annum to 15% per annum in 2005 and 11.5% per annum to 14.5% per annum in 2006. These instruments are regularly rolled forward for periods of more than one year, and are entirely collateralized by housing loans.

Foreign onlendings

     Foreign onlendings, consisting of long-term credit lines for project and trade finances, are payable up to December 15, 2011, with an average interest rate of 5.42% per annum (2005 – 4.62% per annum).

Maturity of long-term debt

	As of December 31,

	2005		2006

2006	R$	3,472	R$	-
2007		1,904		4,787
2008		1,935		2,291
2009		1,223		1,647
2010		1,019		2,120
2011		-		595
Thereafter (1)		3,297		3,198

Total	R$	12,850	R$	14,638

________________
(1)	Includes R$1,170 and R$1,069 in 2005 and 2006 of Perpetual Bond with no stated maturity, respectively.

Note 17 - Other Liabilities

	As of December 31,

	2005		2006

Pension investment contracts	R$	5,199	R$	6,328
Provision for litigations (note 30)		2,707		2,968
Payable to merchants - credit card		1,718		3,202
Insurance claims reserve		1,058		1,672
Income taxes and other taxes payable		624		831
Social and statutory		466		647
Accounts pending settlement		393		310
Retirement plan reserve		430		461
Collection of third-party taxes, social contributions and other		421		623
Derivatives liability (note 28):
Swaps		243		226
Forward contracts		183		197
Option contracts		271		329
Non deliverable forward		-		12
Employee related liabilities		169		238
Others		2,801		2,355

Total	R$	16,683	R$	20,399

Note 18 - Income Taxes

     Under the Brazilian Income Tax Law, Holdings, Unibanco and our subsidiaries are treated as separate taxable entities and are required to file a separate tax return.

HOLDINGS

     Dividends received and equity in Unibanco’s undistributed earnings are not subject to Brazilian federal income tax and social contribution.

UNIBANCO

     Income taxes in Brazil comprise federal income tax of 25% and social contribution of 9%, which is an additional federal tax, resulting in a statutory tax rate of 34%.

     The amounts reported as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

	For the year ended December 31,

	2004		2005		2006

Income before income taxes	R$	2,514	R$	2,268	R$	2,642
Less: Equity in results of unconsolidated companies		220		158		195

Tax basis		2,294		2,110		2,447

Tax expense at statutory rates		(780)		(717)		(832)

Adjustments to derive effective tax rate:
Tax benefit on interest attributed to shareholders' equity paid, net		198		260		325
Non-taxable capital gains		13		13		6
Non-deductible losses on foreign assets		(28)		(51)		(33)
Non-taxable income from equity results		245		-		-
Other permanent differences, net		57		35		2

Income tax expense	R$	(295)	R$	(460)	R$	(532)

     The payment of tax-deductible interest on equity was introduced as from January 1, 1996 as an option for profit distributions, which were previously permitted only in the form of non-tax-deductible dividends.

     The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	As of December 31,

	2005		2006

Provision for loan losses	R$	585	R$	689
Other provisions not currently deductible (mainly provision for litigations)		707		867
Tax benefit from equity of subsidiaries		8		62
Tax losses carryforwards		707		581
Fair value adjustments on securities and derivatives financial instruments		(53)		25
Other temporary differences		211		222

Deferred tax assets		2,165		2,446

Effect of differences between indexes used for price-level restatement purposes for
tax and U.S. GAAP purposes, mainly relating to premises and equipment		10		7
Temporary differences relative to leasing depreciation		49		88
Other temporary differences		109		330
Others		6		12

Deferred tax liabilities		174		437

Net deferred tax asset, included in other assets	R$	1,991	R$	2,009

     The tax loss carryforwards have no expiration date, but are subject to a limitation of 30% of taxable income for the year. No valuation allowances have been created for these tax losses carryforwards, since we currently believe the realization of these future tax benefits to be more likely than not.

Note 19 - Shareholders’ Equity, Shareholders’ and Board of Directors’ Meetings

HOLDINGS

     On December 31, 2004, 2005 and 2006, the capital of Holdings comprised the following shares, without par value:

	As of December 31,

	2004 (1) (2)	2005 (2)	2006 (2)

Voting common shares	630,291,750	553,735,904	553,735,904
Non-voting preferred shares	1,056,317,774	1,106,931,840	1,089,851,783

Total shares	1,686,609,524	1,660,667,744	1,643,587,687

________________
(1) The information above has been adjusted to reflect the 2004 reverse share split (1:100).
(2) The information above has been adjusted to reflect the 2006 share bonus (2:1).

     On December 31, 2006, the market value of Units was R$ 20.20.

     The preferred shares have no voting rights, but are entitled to receive (i) priority in the distribution of a semi-annual minimum dividend equal to the greater of (a) R$0.15 (fifteen cents) per twenty shares (adjusted for any applicable share split or reserve share split) or (b) 1.5% per share, at book value resulting in an annual priority dividend of 3% (three percent) per share, at book value; (ii) participation on the same basis as the common shares in the distribution of dividends, after the common share rights to receive its respective dividends; (iii) priority in the reimbursement of capital in the case of the Holdings´ liquidation up to the amount of capital represented by such preferred shares and (iv) participation in equal conditions with common shareholders in capital increases resulting from the capitalization of reserves and profits and monetary adjustments.

     The preferred shares of Holdings and Unibanco are traded also in the form of Share Deposit Certificates (Units) or Global Depositary Shares (GDS). Each GDS represents 10 Units and is traded in the international market. Each Unit, or certificate, represents one preferred share of Unibanco and one preferred share of Holdings.

     On April 30, 2004, the Extraordinary Shareholders Meeting of Holdings approved the reverse share split of Holdings’ common and preferred shares, including Units, at a ratio of 100 shares to 1. This reverse share split was implemented on August 30, 2004. The information regarding the year of 2004 retroactively reflects this reverse share split.

     On April 30, 2004, the Extraordinary Shareholders Meeting, based on the fact that there were no outstanding class “A” preferred shares, and, therefore, it was no longer necessary to keep the denomination of such classes in the by-laws of Holdings, approved the exclusion of the denomination of “class A” preferred shares and “class B”, and the consequent amendment of the denomination of “class B” preferred shares to “preferred shares”.

     At the Extraordinary Shareholders Meeting held on June 29, 2006, it was approved the increase of Holdings´ capital in the amount of R$2,692 through the capitalization of retained earnings, with the issuance of 813,253,815 new shares to the shareholders, in 100% proportion, and the record date on July 17, 2006.

     On July 17, 2006, the amounts and prices of Units were adjusted in accordance with the issuance of shares bonus. This issuance entitled every shareholder of the companies to receive one new share of the same type for each share currently held share bonus. Treasury shares were not affected by this action. At the same time, the price of each Unit was reduced by half. For accounting purposes, the share bonus was considered to be a stock split. Therefore, the disclosed quantity of common and preferred shares regarding the years of 2006, 2005 and 2004 and calculations of earnings per share for those years were adjusted to reflect the share bonus occurred in 2006. According to the provisions of the Brazilian Federal Revenue Secretariat, the unit cost that will be ascribed to the new shares is R$3.31 for Holdings’ shares.

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

     Contingency Reserve – according to Holdings’ by-laws, portion of the profits may be allocated to the constitution of this reserve.

     Equalization of Equity Reserve – this reserve shall have the purpose to assure the equalization of Holdings’ profits with the incomes coming from the investments on its controlled company and shall contemplate the remaining balance of the net profit, after distribution of the mandatory dividends, up to the limit of the capital.

     Special dividends reserves - represents the amount of profits verified in Holdings' subsidiaries during the fiscal years from 1989 to 1993 and based upon the fiscal regime set forth in Article 35 of law No. 7,713 of Dec. 22, 1988 and Article 75 of Law 8,383, of Dec. 30, 1991 and in the CST Declaratory Act n° 49 of Sep. 23, 1994

     There are no unappropriated retained earnings in Holdings’ statutory accounts on December 31, 2005 and 2006.

UNIBANCO

     On December 31, 2004 and 2005 and 2006, the capital of the Bank comprised the following shares, without par value:

	As of December 31,

	2004 (1) (2)	2005 (2)	2006 (2)

Voting common shares	1,511,316,336	1,511,316,336	1,511,316,336
Non-voting preferred shares	1,306,400,328	1,306,400,328	1,296,439,472

Total shares	2,817,716,664	2,817,716,664	2,807,755,808

___________________
(1)	The information above has been adjusted to reflect the 2004 reverse share split (1:100).
(2)	The information above has been adjusted to reflect the 2006 share bonus (2:1).

      On December 31, 2006, the fair value of Units was R$20.20.

     "The preferred shares of Unibanco carry no voting rights but have priority over common shareholders in the return of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and the right to receive a priority dividend per share 10% greater than that distributed per share to common shareholders. All shareholders are entitled to receive, in total, a mandatory dividend of at least 35% of the Bank’s annual net income as stated in the statutory accounting records, adjusted for transfers to and from reserves. In addition, the holders of preferred shares of Unibanco are entitled to participate, on an equal basis with holders of the common shares of Unibanco, in capital increases resulting from the capitalization of reserves, profits and monetary adjustments."

     On April 30, 2004, the Extraordinary Shareholders Meeting of Unibanco approved the reverse share split of Unibanco´s common and preferred shares, including Units, which are share deposit certificates representing, each, one preferred share of Unibanco and one preferred share of Holdings, at a ratio of 100 shares to 1. This reverse share split was implemented on August 30, 2004. The information regarding the year 2004 retroactively reflects this reverse share split.

     At the Extraordinary Shareholders Meeting held on June 29, 2006 approval was given to the increase of the corporate capital in the amount of R$3,000 through the partial capitalization of statutory reserves, with the issuance of 1,398,897,476 new shares to the shareholders, in 100% proportion, approved by the Brazilian Central Bank on July 7, 2006 and, with record date of July 17, 2006.

     On July 17, 2006, the amounts and prices of Units were adjusted in accordance with the issuance of shares bonus. This issuance entitled every shareholder of the companies to receive one new share of the same type for each share currently held share bonus. Treasury shares were not affected by this action. At the same time, the price of each Unit was reduced by half. For accounting purposes, the share bonus was considered to be a stock split. Therefore, the disclosed quantity of common and preferred shares regarding the years of 2006, 2005 and 2004 and the calculations of earnings per share for those years were adjusted to reflect share bonus occurred in 2006. According to the provisions of the Brazilian Federal Revenue Secretariat, the unit cost that will be ascribed to the new shares is R$2.14 for Unibanco’s shares.

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

     Contingency Reserve – according to Unibanco’s-laws, portion of the profits shall be allocated to the constitution of this reserve.

     Reserves for Unrealized Profits – this reserve may be established in those fiscal years in which the amount of the mandatory dividends exceeds the effected portion of the fiscal year’s net profit.

     Reserves for Operating Margin - the balance shall be allocated for a reserve designed to ensure that Unibanco maintains adequate operating margin, up to one hundred percent of the capital.

     Special dividends reserves - represents the amount of profits verified during the fiscal years of 1989 to 1993 and based upon the tax regimen set forth in Article 35 of Law No.7,713 of Dec. 22, 1988 and Article 75 of Law 8,383, of Dec. 30, 1991 and in the CST Declaratory Act n° 49 of Sep. 23, 1994

     Unappropriated retained earnings in the Bank’s statutory accounts at December 31, 2005 and 2006 were R$3,635 and R$1,282, respectively.

     Exchange Offer

     We and Holdings offered to the holders of preferred shares in the Brazilian market the opportunity to exchange pairs of preferred shares for Units.

     As from November 2003, a Conversion Program was launched, which allowed holders of our preferred shares and holders of Holdings preferred shares as of the date of the Exchange Offer Announcement to convert their pairs of preferred shares into Units. On August 11,2005, the Brazilian Securities Commission, issued Oficio/CVM/SEP/GEA-1/No 440/05, whereby it approved the inclusion of a new data base in the Conversion Program. The Conversion Program was effective for 2 years, and expired on November 4, 2005. During the Conversion Program, 2,619 thousand preferred shares were converted into Units.

     Global Offer

     In 2005, we placed two well-received secondary offerings of Unit and GDS. At the first offering, in February, two shareholders, Commerzbank and BNL, sold 45,897,387 Units, for a total amount of R$718, at R$15.65 per Unit.

     The second offering, with Units held by Caixa Geral de Depósitos, was completed in September. This transaction was one of the largest in the local market in the last few years and involved approximately R$1.8 billion. The final price was R$20.49 per Unit and R$44.00 per GDS for a discount of less than 0.3% of closing price at the pricing date. It is worth mentioning that 1,415 investors participated in the offering’s Brazilian tranche, of which over 900 were individual investors.

Note 20 – Restructuring Charges

     Restructuring charges directly related to our organizational restructuring. The cumulative amount incurred to date refers to post employment benefits of our organization restructuring related to severance benefits which includes prior notice, government severance indemnity fund and indemnity of union agreement, recorded as “Other liabilities” and “Other non-interest expense” in 2004 totaled R$45, representing the total amount to be incurred. During 2005 and 2006 this amount was fully realized. In 2005 and 2006 no restructuring charges was recorded.

Note 21 - Fee and Commission Income

	For the year ended December 31,

	2004	2005	2006

Banking tariffs and other fees and commissions	R$ 1,441	R$ 1,671	R$ 1,924
Credit card fees	527	627	738
Asset management fees	272	268	259
Collection fees	142	248	219

Total	R$ 2,382	R$ 2,814	R$ 3,140

Note 22 – Insurance, Private Retirement Plan and Pension Investment Contracts

(a)Income

	For the year ended December 31,

	2004	2005	2006

Insurance premiums	R$ 1,673	R$ 2,474	R$ 2,859
Pension investment contracts fee	10	17	16
Private retirement plan fee	92	125	345

Total	R$ 1,775	R$ 2,616	R$ 3,220

(b)Expenses

	For the year ended December 31,

	2004	2005	2006

Adjustment to insurance and private reserves for claims	R$ 87	R$ 864	R$ 915
Investment income credited to pension investment contracts	506	614	788
Insurance claims incurred	865	887	1,012
Private retirement plans benefits expenses	52	108	264
Commission expenses	388	357	569

Total	R$ 1,898	R$ 2,830	R$ 3,548

Note 23 - Administrative Expenses

	For the year ended December 31,

	2004	2005	2006

Net occupancy expenses for premises and equipment	766	833	833
Communication expenses	446	547	614
Technology expenses	312	293	327
External administrative services	329	436	548
Banking and brokerage fees	210	214	245
Advertising and publicity	211	258	283
Supplies	42	40	38
Other	233	191	307

Total	R$ 2,549	R$ 2,812	R$ 3,195

Note 24 - Other Non-interest Income and Expense

	For the year ended December 31,

	2004	2005	2006

Other non-interest income:
Premium bond income	R$ 126	R$ 128	R$ 133
Gain on sale of forec losed assets, investments
and premises and equipment	25	93	54
Gain on sale of unconsolidated companies (note 11)	1,574	-	-
Monetary correction of restricted escrow deposits	-	19	16
Indemnity received (b)	-	238	-
Provision for losses on foreclosed assets no longer required	11	-	3
Others	549	524	644

Total	R$ 2,285	R$ 1,002	R$ 850

	For the year ended December 31,

	2004	2005	2006

Other non-interest expense:
Service, revenue and other taxes	R$ 473	R$ 442	R$ 602
Tax litigation expenses	480	513	540
Credit card selling expenses	154	222	252
Civil litigation expenses	135	154	249
Expenses related to checks and billing, net	111	65	100
Exchange loss on foreign investments (a)	83	150	98
National financing system contributions	83	105	95
Uninsured losses of branch network	15	17	49
Statutory profit sharing	5	5	40
Loss on sale of foreclosed assets, unconsolidated
investments and premises and equipment	47	24	41
Others	419	604	654

Total	R$ 2,005	R$ 2,301	R$ 2,720

____________________
(a)
During 2004, 2005 and 2006, the real appreciated against the U.S. dollar 8.1%, 11.8% and 8.7%, respectively (R$2.6544=US$1.00 at December 31, 2004, R$2.3407=US$1.00 at December 31, 2005 and R$2.138 =US$1.00 at December 31, 2006).

(b)
In May 2005, Caixa Geral de Depósitos, as the former majority shareholders’ of Banco Bandeirantes, paid us an the indemnity due under the Association Agreement executed, among others, between us and Caixa Geral de Depósitos, in the amount of approximately R$238. This amount includes (i) R$200 of settlement and full release of contingencies related to Banorte, and (ii) R$38 for the settlement and full release of contingencies related to Banco Bandeirantes.

Note 25 – Share option plan

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

     On January 1, 2006, we adopted SFAS 123R under modified-prospective method application and recognized an expense of R$10 related to change in accounting principle.

     Under SFAS 123R, we have to measure the fair value on the reporting date and classify as liability all share option indexed to the IPCA (consumer price index). All share option granted after July 19, 2004 were indexed to the IPCA and classified as liability.

     Prior to January 1, 2006, we measured the fair value of share option plans on grant-date using the Black-Scholes option-pricing model. On January 1, 2006, we began using a binomial option-pricing model to measure the fair value of all share options granted after that date and for all share options classified as liability after adoption of SFAS 123R.

     The table below presents the assumptions used to measure the fair value on grant date of share options classified as equity using the Black-Scholes option-price model and the assumptions at reporting date for share options classified as liability using the binomial option-pricing model.

	Equity		2006

	2004	2005	Equity	Liability

Expected volatility	50.6%	45.7%	49.1%	28.1%
Risk-free interest rate	23.8%	21.3%	23.4%	11.6%
Expected annual dividends per Unit	5.4%	5.2%	5.7%	3.6%
Expected annual forfeited	13.6%	13.2%	11.2%	11.2%
Expected option life	4,5 years	4,5 years	4,5 years	4,5 years

     We recognized compensation cost expense of R$10, R$4 and R$50 during the year ended December 31, 2004, 2005 and 2006, respectively. At December 31, 2006 the compensation cost expense is represented by R$35 share plan options classified as liability at fair value on reporting date and R$15 share options plan classified as equity instrument at fair value on grant date.

     The following table summarizes the changes in share option plans during the years ended December 31, 2004, 2005 and 2006. For 2006, the first table presents the changes in share options classified as equity with fair value calculated on grant-date and the second presents the changes in share option classified as liability with fair value remeasured at reporting date.

	2004 (1)(2)			2005 (2)

	Options (in thousands of Units)	Weighted average exercise price		Options (in thousands of Units)	Weighted average exercise price

Balance at beginning of year	22,478,000	R$	4.65	22,607,240	R$	4.88
Granted	3,172,240		6.29	8,610,000		7.87
Forfeited	(3,043,000)		4.65	(3,716,002)		5.14
Exercised (3)	-		-	(2,865,778)		4.60

Balance at the end of year	22,607,240	R$	4.88	24,635,460	R$	5.92

Options exercisable at end of year	-		-	483,224		4.24

	2006 (2)

	Equity			Liability

	Options (in thousands of Units)	Weighted average exercise price		Options (in thousands of Units)	Weighted average exercise price

Balance at beginning of year	14,955,460	R$	4.86	9,680,000	R$	7.56
Granted	-		-	630,000		14.44
Forfeited	(387,382)		4.83	(680,000)		8.55
Exercised (3)	(4,892,393)		4.62	-		-

Balance at the end of year	9,675,685	R$	4.98	9,630,000	R$	8.55

Options exercisable at end of year	799,613		4.51	-		-

Range of exercise prices (2)	Options (in thousands of Units)(2)	Weighted average remaining contractual life	Weighted average exercise price

R$3.45 - R$4.00	266,666	1.2	3.62
R$4.01 - R$4.50	1,928,608	1.0	4.27
R$4.51 - R$5.00	5,925,507	1.1	4.80
R$5.01 - R$5.50	102,666	1.3	5.22
R$5.51 - R$6.00	680,000	3.0	5.62
R$6.01 - R$7.00	2,099,999	1.9	6.84
R$7.01 - R$8.00	212,239	1.8	7.01
R$8.01 - R$11.00	7,460,000	2.6	8.52
R$11.01 - R$15.72	630,000	4.0	14.44

	19,305,685	1.9	6.76

________________
(1)	The information above has been adjusted to reflect the 2004 reverse share split (1:100).
(2)	The amounts and unit prices were adjusted to reflect the share bonus (2:1 shares) occurred on July 17, 2006. For more information see note 19.
(3)	The difference between the total of 4,892,393 shares exercised and the total of 3,576,136 treasury shares sold to option holders, as shown in the consolidated statement of changes in shareholders’ equity, was due to the share bonus on July 17, 2006, which did not impact shares held in treasury up to that date.

     As of December 31, 2006, there was R$58 (2005 - R$31) of total unrecognized compensation cost. This amount is represented by R$54 share-options classified as liability and R$4 share options classified as equity, which cost is expected to be recognized over a weighted average period of 2.3 years.

     At 2005 and 2006,the total amount received from grantees by the exercise of options was R$7 and R$19, respectively.

Note 26 - Comprehensive Income

HOLDINGS

	For the year ended December 31,

	2004		2005		2006

Net income reported in statement of income	R$	1,171	R$	920	R$	1,068

Unrealized gains (losses) on securities available for sale:
Unrealized holding gains arising during the period		15		95		4
Reclassification adjustment for (gains) losses on available for sale securities included in net income		48		(49)		(77)
Unrealized gains (losses) on cash flow hedging instruments:
Unrealized gains (losses) arising during the period		32		(19)		(56)
Reclassification adjustment for losses on cash flow hedging instruments included in net income		41		-		-

Other comprehensive income before tax		136		27		(129)
Income tax related to items of other comprehensive income (loss)		(46)		(9)		44

Other comprehensive income, net of tax		90		18		(85)

Comprehensive income	R$	1,261	R$	938	R$	983

     Accumulated other comprehensive income (loss) is as follows:

	For the year ended December 31,

	2004		2005		2006

Beginning balance	R$	(83)	R$	7	R$	25
Current period change		90		18		(85)
Securities available for sale		42		31		(48)
Cash flow hedging instruments		48		(13)		(37)

Ending balance	R$	7	R$	25	R$	(60)

     The total accumulated other comprehensive (losses) gains includes R$7 in 2004, R$38 in 2005 and R$(10) in 2006 of securities available for sale and R$(13) in 2005 and R$(50) in 2006 of cash flow hedging instruments.

UNIBANCO

	For the year ended December 31,

	2004		2005		2006

Net income reported in statement of income	R$	2,063	R$	1,650	R$	1,951

Unrealized gains (losses) on securities available for sale:
Unrealized holding gains arising during the period		25		164		7
Reclassification adjustment included in net income for (i) (gains) losses on available for sale securities and (ii) other than temporary losses		80		(84)		(134)
Unrealized gains (losses) on cash flow hedging instruments:
Unrealized gains (losses) arising during the period		54		(34)		(97)
Reclassification adjustment for losses on cash flow hedging instruments included in net income		70		1		1

Other comprehensive income before tax		229		47		(223)
Income tax related to items of other comprehensive income (loss)		(78)		(16)		76

Other comprehensive income, net of tax		151		31		(147)

Comprehensive income	R$	2,214	R$	1,681	R$	1,804

     Accumulated other comprehensive income (loss) is as follows:

	For the year ended December 31,

	2004		2005		2006

Beginning balance	R$	(139)	R$	12	R$	43
Current period change		151		31		(147)
Securities available for sale		69		53		(84)
Cash flow hedging instruments		82		(22)		(63)

Ending balance	R$	12	R$	43	R$	(104)

     The total accumulated other comprehensive (losses) gains includes R$12 in 2004, R$65 in 2005 and R$(19) in 2006 of securities available for sale and R$(22) in 2005 and R$(85) in 2006 of cash flow hedging instruments.

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

     The following table summarizes the carrying amount and fair value estimates for our financial instruments:

	As of December 31,

	2005				2006

	Carrying amount		Fair Value		Carrying amount		Fair Value

Assets
Cash, due from banks, federal funds sold and securities purchased under resale agreements and interest bearing deposits in other banks	R$	16,279	R$	16,302	R$	23,449	R$	23,533
Central Bank compulsory deposits		5,150		5,151		5,177		5,177
Trading assets, including derivatives		11,623		11,623		9,904		9,904
Securities available for sale		5,471		5,471		7,286		7,286
Securities held to maturity		2,486		2,656		1,576		1,749
Gross loans, excluding leases		38,411		37,789		42,747		41,453
Liabilities
Deposits		35,936		35,922		36,201		36,241
Federal funds purchased and securities sold under repurchase agreements		10,721		10,721		16,991		16,991
Short-term borrowings		3,239		3,239		3,045		3,045
Long-term debt		12,850		13,009		14,638		14,712
Derivatives liabilities (a)		697		697		764		764

________________
(a)	Recorded as other liabilities (note 17).

     We have reviewed the outstanding portion of commitments to extend credit as well as standby and other letters of credit, and have determined the difference between the amounts committed and the fair value of such financial instruments (note 29).

     Fair value estimates, methods and assumptions are set forth below for our financial instruments.

Financial assets

Cash and cash equivalents, Interest-bearing deposits in other banks and Central Bank compulsory deposits

     The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, Interest-bearing deposits in other banks, Federal funds sold and securities purchased under resale agreements and Central Bank compulsory deposits approximate their fair values. Cash and cash equivalents include: interest-bearing deposits in other banks, federal funds sold and securities purchased under resale agreements, all of which generally have original maturities of less than three months, except for R$3,351 in 2005 and R$5,225 in 2006 of interest-bearing deposits in other banks and R$8,473 in 2005 and R$6,585 in 2006 of federal funds sold and securities purchased under resale agreements, with original maturities higher than three months.

Trading assets, including derivatives

     Fair values for trading assets, which also are the amounts recognized in the consolidated balance sheet, are based on quoted market prices when available or quoted market prices of comparable instruments (note 6). The fair value of derivatives are based on the average rate in effect on the market on the last business day of the year for operations with similar maturities and indices, as informed by BM&F and trade associations, including the derivatives recorded as “Other liabilities”.

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

Derivatives

     The fair value of derivatives is included in trading assets and other liabilities as described in note 2(d) and (e) and as presented in notes 6 and 17 (see note 28 for the notional value of our derivative financial instruments).

Off-balance sheet financial instruments

     The fair value of commitments to extend credit is estimated based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit quality of the counterparties. The fair value of standby and commercial letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with the counterparties (note 29).

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

     A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities (“CETIP”) or in an over-the-counter transaction, the counterparty credit risks are analyzed.

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

     The following table presents the notional and credit risk amounts at December 31, 2005 and 2006 of derivative positions held for trading and hedging purposes.

	As of December 31,

	2005				2006

	Notional		Credit risk		Notional		Credit risk

Interest rates:
Swap contracts - Non Hedge	R$	7,705	R$	557	R$	10,552	R$	569
Future contracts - purchased position:
Hedge		720		-		1,935		-
Non Hedge		8,060		-		29,310		-
Future contracts - sold position:
Hedge		(10,598)		-		(13,680)		-
Non-Hedge		(17,483)		-		(9,187)		-
Forw ard contracts - Non Hedge		359		71		498		101
Option contracts - purchase option - Non Hedge		-		-		79,087		123
Option contracts - sale option - Non Hedge		-		-		67,728		-
Foreign currency:
Sw ap contracts - Non Hedge		2,516		36		2,210		47
Future contracts - purchased position - Non Hedge		365		-		1,083		-
Future contracts - sold position - Non Hedge		(3,079)		-		(1,895)		-
Forw ard contracts - Non Hedge		2,094		-		2,785		10
Option contracts - purchase option - Non Hedge		21,055		339		17,375		47
Option contracts - sale option - Non Hedge		20,944		-		9,187		-
Exchange coupon:
Future contracts - purchased position - Non Hedge		1,191		-		-		-
Future contracts - sold position - Non Hedge		(345)		-		-		-
Equity Securities:
Future contracts - purchased position - Non Hegde		-		-		44		-
Future contracts - sold position - Non Hedge		-		-		(57)		-
Option contracts - purchase option - Non Hedge		-		-		56		18
Option contracts - sale option - Non Hedge	R$	-	R$	-	R$	21	R$	-

Total credit risk			R$ 1,003				R$	915

Non-hedging transactions

     Interest rate and currency swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The original maturity on these contracts at December 31, 2006 ranges from one day to nine years. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions, due to movements in interest rates and the exchange rate of currencies. We have liabilities related to other interest rate and currency swaps in the amounts of R$243 and R$226 that are classified as “Other liabilities” at December 31, 2005 and 2006, respectively.

     Interest rate and currency futures and forwards contracts are contracts for the delayed delivery of an instrument at a specified price or yield. The notional amounts represent the face value of the underlying instrument for which daily cash settlements of the price movements are made for the future contracts. Maturities of these contracts at December 31, 2006 range from two days to eight years. The credit risk associated with future and forwards contracts is minimized due to daily or monthly cash settlements and by entering into transactions with a select number of high-quality institutions.

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

     Fair value hedge: We do not hold any derivative financial instruments designated as fair value hedge as of December 31, 2005 and 2006.

     During 2005 and 2006, any of our cash flow hedge was discontinued.

     Cash flow hedge: At December 31, 2005 and 2006, there were future operations with notional amounts of R$11,318 and R$15,615, respectively. In 2005, R$10,598 was classified as hedge of the variability in forecasted cash flows associated with the Brazilian benchmark inter bank interest rate (CDI) relating to certain time deposits, in 2006 this amount was R$13,680. Also in 2005 and 2006 we have recorded R$451and R$561 as hedge of the variability of debentures indexed to CDI and R$268 and R$1,374 as hedge of the variability of loans indexed to CDI, respectively. During the next twelve months we expect to reclassify to earnings R$129 of pretax net losses, or R$85 after tax, on cash flow hedge derivatives currently reported in “Accumulated other comprehensive losses”. The maximum length of time over which we are hedging exposure to the variability in future cash flow is through January 2012.

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
     For the years ended December 31, 2004, 2005, and 2006 we recognized no gain or loss regarding the ineffectiveness of our cash flow or fair value hedges.

The carrying value, represented by fair value, of all derivatives described above are included in trading account assets and in other liabilities – derivative liability, as summarized in Notes 6 and 17.

Note 29 – Off-balance Sheet Financial Arrangements

Financial guarantees

     As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers which are summarized as follows:

	Contractual amounts

	As of December 31,

	Less than 1 year		1 to 3 years		3 to 5 years		After 5 years		No stated maturity		2006		2005

Co-obligation for credit assignment	R$	127	R$	4	R$	15	R$	4	R$	-	R$	150	R$	34
Guarantees		1,576		4,401		276		2,284		423		8,960		7,155
Standby letters of credit and other letter of credit		9		-		-		-		-		9		125

     At December 31, 2005 and 2006, the carrying value of financial guarantees is recorded in “Other liabilities” in the amount of R$34 and R$60, including the provision for probable losses in the amount of R$23 and R$39, respectively.

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

     Additionally, at December 31, 2005 and 2006 we have contractual amounts of R$22,381 and R$27,263, respectively, of unfunded commitments to extend credit for a specified time period to lend to customers who have complied with predetermined contractual conditions. These contracts have maturities of less than one year and can be renewed.

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

Note 30 - Commitments and Contingent Liabilities

Assets under management

     We manage a number of investment funds which are available to institutional investors and the general public. These assets in the amount of R$30,962 and R$35,893 at December 31, 2005 and 2006, respectively, are not included in our consolidated balance sheet. Fees are generally charged monthly, at average rates of 1.1% for 2004, 0.9% for 2005 and 0.8% for 2006 of the market value of the assets under management. We do not guarantee minimum returns or the principal amount invested on such funds.

Litigation

     We and our subsidiaries are defendants in several legal actions, mainly relating to income taxes, indirect taxes and civil and labor claims. Based on the advice of our legal counsels, we believe that an unfavorable outcome in any or all of these actions will not have a material effect on our financial condition or results of operations.

     The changes in the provision for probable losses in 2004, 2005 and 2006 were as follows:

	As of December 31,

	2004		2005		2006

Balance, beginning of year	R$	1,856	R$	2,378	R$	2,707
Provision charged		1,097		1,252		1,552
Provision of acquired companies		91		-		-
Payments (1)		(545)		(923)		(1,015)
Reversal of provisions no longer required		(121)		-		(276)

Balance, end of year (note 17)	R$	2,378	R$	2,707	R$	2,968

________________
(1)	Includes R$714 and R$644 of payments in Labor Litigation at December 31, 2005 and 2006.

     The related restricted escrow deposits for contingencies are shown in Note 13.

Tax litigation

     We are involved in several tax disputes, including judicial lawsuits and administrative proceedings, mainly relating to the constitutionality and legality of certain taxes imposed on us by the Brazilian government.

     According to our policy, we record provisions for lawsuits only when we believe it is probable that we will incur losses as a result of such disputes or when the tax matter under discussion is considered a liability, i.e., when it is expressly due by force of law or regulation, regardless of the existence of a lawsuit or a dispute in connection thereto. With respect to tax administrative proceedings, we do not record provisions when the probability of loss is remote or possible and we usually pay/settle the amounts due thereunder when there is high probability of loss.

     As of December 31, 2006, we have provisioned approximately R$1,867 in connection with our tax pending disputes, among which the most relevant are claims in connection with: (i) the increase of the basis of PIS and COFINS set forth by Law 9.718, representing R$942, (ii) the imposition of CPMF tax on leasing companies, representing R$198, and (iii) the imposition of social contribution taxes on income (CSLL) on companies with no employees, representing R$136. We believe, based on the opinion of our legal counsel, that it is possible or remote that we will incur losses in connection with the tax pending disputes involving tax matters expressly due by force of law or regulation.

     In addition to the foregoing, we have off record tax disputes in which we believe, based on the opinion of our legal counsel, that it is possible that we will incur losses. As of December 31, 2006, such lawsuits represented R$1,044 net of tax effects, and the main discussions thereunder are the following:

(i)	Deductibility of taxes and interests thereon which collection is restrained – R$280;
(ii)	Deductibility of goodwill on purchased investments – R$210;
(iii)	Deductibility of losses on credit portfolio – R$141;
(iv)	Profit from foreign country taxation criteria – R$95;
(v)	Social security contribution levy on non-wage income – R$75; and
(vi)	ISS taxation on leasing operations – R$21.

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

Other commitments

     We lease many properties under standard real estate leases that can be canceled at our option and include renewal options and escalation clauses for adjusting rentals to reflect changes in price indices. During 2004, we sold many properties used as branches and, subsequently, we rented them for the purpose of continuing our operations. Expenses of real estate leases were R$189, R$225 and R$229, in 2004, 2005 and 2006, respectively.

     Future liabilities for the payment of leases related to financing through 2009 are as follows:

2007	R$	2
2008		1
2009		1

Total	R$	4

Note 31 - Regulatory Matters

     We are subject to regulation by the Central Bank, which promulgates various regulations regarding currency and credit policies for financial institutions operating in Brazil. Additionally, the Central Bank determines minimum capital requirements, lending limits, accounting practices and compulsory deposit requirements (note 5). Failure to meet these requirements is subject to penalties imposed by the Central Bank.

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

	As of December 31,

	Partial consolidation (a)		Full consolidation (b)

	2005	2006	2005	2006

In ac cordance with the Central Bank requirement
Tier I Capital	13.3%	12.2%	13.9%	12.9%

Tier II Capital	2.3	3.8	2.2	3.7

Total Capital	15.6%	16.0%	16.1%	16.6%

________________
(a)	Partial consolidation excludes non-financial subsidiaries.
(b)	Full consolidation includes both financial and non-financial subsidiaries.

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

     Additionally, the Central Bank limits the amount of investments in consolidated subsidiaries not engaged in banking, leasing or securities activities and in unconsolidated companies, premises and equipment to 50% of shareholders’ equity on a consolidated basis. The Central Bank also limits unconsolidated investments, premises and equipment to 50% of shareholders’ equity on a full consolidated basis. At December 31, 2005 and 2006 our total investment in such assets was less than the Central Bank limit.

Note 32 - Segment Information

     We operate as a full service financial institution providing a wide range of financial products and services to a diversified individual and corporate customer base. Our businesses comprise retail, wholesale, insurance and wealth management industries. See further details in Note 1.

     The following tables present a summary of our operations for the years ended December 31, 2004, 2005 and June 30, 2006, by segment, in accordance with SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”.

	For the year ended December 31, 2004

	Retail		Wholesale		Insurance		Wealth management		Eliminations		Total

Net interest income	R$	4,313	R$	451	R$	970	R$	41	R$	1	R$	5,774
Provision for loan losses		(807)		(139)		(1)		(1)		-		(948)
Non interest income
Insurance, private retirement plan		-		-		1,775		-		-		1,775
and pension investment contracts
Equity in results of unconsolidated				-				-		-
companies		207				13						220
Fee and commission income		1,858		282		16		321		95		2,382
Other		1,965		492		12		8		13		2,464
Non interest expense
Salaries and benefits and		(4,156)		(399)		(343)		(222)		(22)		(5,098)
administrative expense
Insurance, private retirement plan		-		-		(1,978)		-		(80)		(1,898)
and pension investment contracts
Other		(1,556)		(389)		(207)		(11)		(6)		(2,157)

Income before taxes and minority		1,824		298		257		136		1		2,514
interest
Income taxes		(116)		(136)		(11)		(32)		-		(295)
Minority interest		(63)		-		(93)		-		-		(156)

Net income	R$	1,645	R$	162	R$	153	R$	104	R$	1	R$	2,063

Identifiable assets	R$	28,003	R$	42,067	R$	7,660	R$	1,447	R$	1,319	R$	77,858

	For the year ended December 31, 2005

	Retail		Wholesale		Insurance		Wealth management		Eliminations		Total

Net interest income	R$	6,633	R$	667	R$	1,205	R$	63	R$	(2)	R$	8,566
Provision for loan losses		(1,872)		3		(4)		3		-		(1,870)
Non interest income
Insurance, private retirement plan		-		-		2,616		-		-		2,616
and pension investment contracts
Equity in results of unconsolidated								-		-
companies		143		4		11						158
Fee and commission income		2,185		373		46		335		(125)		2,814
Other		851		201		45		10		(11)		1,096
Non interest expense
Salaries and benefits and		(4,943)		(406)		(284)		(243)		25		(5,851)
administrative expense
Insurance, private retirement plan		-		-		(2,929)		-		99		(2,830)
and pension investment contracts
Other		(1,817)		(313)		(306)		(8)		13		(2,431)

Income before taxes and minority		1,180		529		400		160		(1)		2,268
interest
Income taxes		(118)		(251)		(52)		(39)		-		(460)
Minority interest		18		-		(176)		-		-		(158)

Net income	R$	1,080	R$	278	R$	172	R$	121	R$	(1)	R$	1,650

Identifiable assets	R$	32,218	R$	47,575	R$	8,870	R$	1,607	R$	(452)	R$	89,818

	For the year ended December 31, 2006

	Retail		Wholesale		Insurance		Wealth management		Eliminations		Total

Net interest income	R$	7,411	R$	748	R$	1,295	R$	76	R$	-	R$	9,530
Provision for loan losses		(2,107)		69		8		-		-		(2,030)
Non interest income
Insurance, private retirement plan		-		-		3,220		-		-		3,220
and pension investment contracts
Equity in results of unconsolidated								-		-
companies		186		5		4						195
Fee and commission income		2,490		380		51		325		(106)		3,140
Other		774		356		43		4		(13)		1,164
Non interest expense
Salaries and benefits and		(5,214)		(471)		(339)		(234)		7		(6,251)
administrative expense
Insurance, private retirement plan		-		-		(3,651)		-		103		(3,548)
and pension investment contracts
Other		(2,226)		(346)		(221)		(4)		9		(2,788)

Income before taxes and minority		1,314		741		410		167		-		2,632
interest
Income taxes		(64)		(324)		(89)		(55)		-		(532)
Minority interest		(33)		-		(116)		-		-		(149)

Net income	R$	1,217	R$	417	R$	205	R$	112	R$	-	R$	1,951

Identifiable assets	R$	39,498	R$	51,187	R$	10,211	R$	1,667	R$	-	R$	102,563

     Our operations are primarily carried out in Brazil; however, we have operations in the United States, the United Kingdom, the Bahamas, Grand Cayman, Luxembourg and Paraguay, none of which are individually material to Unibanco and its subsidiaries as a whole.

Note 33 - Parent Company Financial Information

     Condensed financial information of Holdings, the Parent Company, is presented below:

	As of December 31,

Balance sheet:	2005		2006

Interbank investments	R$	87	R$	138
Investment in Unibanco		5,543		6,068
Dividends receivable		161		202
Other assets		69		70

Total assets	R$	5,860	R$	6,478

Dividends payable	R$	153	R$	206
Other liabilities		128		153
Shareholders' equity		5,579		6,119

Total liabilities and shareholders' equity	R$	5,860	R$	6,478

	For the year ended December 31,

Statement of income:	2004		2005		2006

Interest on deposits in other banks	R$	4	R$	12	R$	17
Dividends from Unibanco		305		412		500
Equity in undistributed earnings of Unibanco		911		539		592
Non-interest expense		49		43		41

Net income	R$	1,171	R$	920	R$	1,068

Statement of cash flows:
Operating activities:
Net income	R$	1,171	R$	920	R$	1,068
Less – Equity and dividends in earnings of Unibanco		1,216		951		1,092
Change in assets and liabilities
Other assets		(3)		(42)		(1)
Other liabilities		43		61		24

Net cash used in operating activities		(5)		(12)		(1)

Investing activities:
Cash dividends received		275		394		459
Cash dividends paid		(240)		(336)		(407)

Net cash provided by investing activities		35		58		52

Financing activities:
Net increase in cash and cash equivalents		30		46		51

Cash and cash equivalents at beginning of year		11		41		87

Cash and cash equivalents at end of year	R$	41	R$	87	R$	138

Note 34 – Subsequent Events

     On January 24, 2007, we entered into an agreement with Lojas Americanas S.A. for the sale of 99.99% of the corporate capital of our subsidiary BWU Comércio e Entretenimento S.A. The total sale price was R$185.