Form 20-F
period 2007-12-31
UNIBANCO UNION OF BRAZILIAN BANKS SA
filed 2008-06-30
CIK 1038583

As filed with the Securities and Exchange Commission on June 30, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

      Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

      Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended: December 31, 2007

OR

      Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____

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

Geraldo Travaglia Filho
Avenida Eusébio Matoso, 891
investor.relations@unibanco.com
(Registrant’s Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	(Name of each exchange on which registered)

Global Depositary Shares, each representing ten Units, each	New York Stock Exchange
Unit consisting of one Unibanco Preferred Share and one
Unibanco Holdings Preferred Share
Unibanco Preferred Shares, without par value	New York Stock Exchange*
Unibanco Holdings Preferred Shares, without par value	New York Stock Exchange*

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Unibanco:	Large accelerated filer	Accelerated filer	Non-accelerated filer
Unibanco Holdings:	Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	IFRS	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Unibanco:	Yes	No
Unibanco Holdings:	Yes	No

*Not for trading purposes, but only in connection with the registration of Global Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

i

ii

NOTE ON JOINT FILING

     This annual report on Form 20-F has been jointly filed, with the permission of the Securities and Exchange Commission, by Unibanco–União de Bancos Brasileiros S.A. and our parent company, Unibanco Holdings S.A. As of May 31, 2008, Unibanco Holdings holds 97.1% of our outstanding common shares and 12.1% of our outstanding preferred shares. Unibanco Holdings substantially engages in no activities other than holding our shares. (See Note 32 to the Consolidated Financial Statements to this annual report).

PRESENTATION OF FINANCIAL INFORMATION

     In this annual report, we refer to Unibanco-União de Bancos Brasileiros S.A. and, unless the context otherwise requires, its consolidated subsidiaries as “Unibanco”, the “Company,” “we” or “us.” We refer to Unibanco Holdings S.A. as “Unibanco Holdings.” All references in this annual report to a “Unit” or “Units” are to our units that are traded on the New York Stock Exchange. Each Unit represents one Unibanco preferred share and one Unibanco Holdings preferred share.

     All references in this annual report to the real, reais, or R$ are to the Brazilian real, the official currency of the Federative Republic of Brazil since July 1, 1994. All references to U.S. dollars, dollars or US$ are to United States dollars.

     On May 31, 2008, the exchange rate for reais into U.S. dollars was R$1.6294 to US$1.00, based on the commercial selling exchange rate as reported by the Banco Central do Brasil, the Central Bank of Brazil (“Central Bank”). The commercial selling exchange rate was R$1.7713 to US$1.00 as of December 31, 2007.

     Our audited consolidated financial statements are included in Item 18 of this annual report. These financial statements include the assets, liabilities, results of operations and cash flows of our subsidiaries, as well as our branches outside Brazil. Unibanco Holdings, a corporation organized under the laws of Brazil, controls us through its ownership, as of May 31, 2008, of 97.1% of our outstanding common shares and 12.1% of our outstanding preferred shares. Unibanco Holdings engages in no material activities other than holding our shares. As a result, the financial statements of Unibanco Holdings are similar to ours in all material respects, except for other assets and liabilities, time deposits and the minority interest lines of the balance sheet and income statement and the financing activities section of the cash flow statement. References herein to our consolidated financial statements also refer to the financial statements of Unibanco Holdings.

     Our audited consolidated balance sheets as of December 31, 2006 and 2007 and consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three-years ended December 31, 2007, including the notes thereto, included in this annual report have been prepared in accordance with U.S. GAAP. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários, the Brazilian Securities Commission (“CVM”), and determining dividend payments and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with applicable Brazilian accounting practices (Accounting Practices Adopted in Brazil) and the Brazilian Corporate Law.

     Our segment financial information is based on how our operations are managed. Our senior management utilizes this segment information to assess segment performance and to allocate resources. Such information is prepared based on management criteria defined by our executive committee and is duly reconciled with our financial statements prepared in accordance with Brazilian GAAP.

     Throughout this annual report, we present financial information by operating segment, with respect to our five business segments: Retail, Wholesale, Treasury, Insurance and Pension Plans and Wealth Management; and one non-operating Corporation segment.

     The measurement methods used to segment our net income by business segment consider: (i) interest paid to the non-operating Corporation Segment on capital allocated on each business; and (ii) full cost allocation, including direct and overhead costs. In the Adjustments and Reclassifications column, we disclose the differences between the management reporting basis and the USGAAP criteria.

     Beginning 2007, operational changes in the measurement methods enabled us to describe our non-operating Corporation Segment, which captures (i) the interest earned on the capital allocated to the operating segments; (ii) temporary differences between management criteria and Accounting Practices Adopted in Brazil; and (iii) the effects of certain corporate matters, which occur as a result of management decisions, such as the sale of an investment. Additionally, beginning in 2007, the treasury activities currently performed by recently created Treasury segment were performed before 2007 by our Wholesale segment.

     For comparison purposes, we have also presented all segment financial information for the years ended December 31, 2005 and 2006 based on the current methodology. For further information, see note 31 to our audited consolidated financial statements.

     Certain amounts (including percentages and totals) appearing herein have been rounded.

     Unless the context otherwise requires, all references to loans include leases. Certain industry data presented herein have been derived from sources that we believe to be reliable, however, we have not independently verified this data and we assume no responsibility for its accuracy or completeness. Sources include Sistema do Banco Central, a database of information provided by financial institutions to the Central Bank (“SISBACEN”); Federação Nacional das Empresas de Seguros Privados e de Capitalização, the National Federation of Private Insurance and Capitalization Companies (“FENASEG”); Superintendência de Seguros Privados, the Brazilian government insurance regulatory body (“SUSEP”); Associação Nacional de Bancos de Investimento e Distribuidoras, the National Association of Investment Banks and Security Dealers (“ANBID”); Fundação Getúlio Vargas, a leading Brazilian independent economic research organization (“FGV”); and Associação de Empresas de Cartão de Crédito e Serviços, the Brazilian Credit Cards Companies Association (“ABECS”).

FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements relating to our business that are based on management’s current expectations, estimates and projections. Words such as “believes”, “expects”, “intends”, “plans”, “projects”, “estimates”, “anticipates” and similar expressions are used to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed or implied in such forward—looking statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected Financial Data

     Our consolidated financial statements are presented in reais. For more details related to the latest, high and low exchange rates for reais into U.S. dollars, including the high and low exchange rates for each month during the previous eight months and for the five most recent financial years, see “Item 10.D – Additional Information – Exchange Controls”.

     Our selected historical financial data as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 have been derived from, and should be read in conjunction with, our audited consolidated financial statements included in this annual report. The selected financial data as of December 31, 2003, 2004 and 2005 and for each of the two years in the period ended December 31, 2004 are derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements as of and for the years ended December 31, 2004, 2005, 2006 and 2007 have been audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil. Our consolidated financial statements as of and for the year ended December 31, 2003 have been audited by Deloitte Touche Tohmatsu Auditores Independentes, São Paulo, Brazil. The reports of the independent registered public accounting firms as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 are filed as part of this annual report.

     In addition, our selected historical financial data that is prepared in accordance with the Accounting Practices Adopted in Brazil as of December 31, 2003 to 2007 and for the five years ended December 31, 2007 are derived from, and should be read in conjunction with our audited consolidated financial statements not included in this annual report, but filed at the CVM.

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

	For the Year Ended December 31,

	2003	2004	2005	2006	2007

USGAAP:	(in millions of R$)
Unibanco Consolidated Income Statement Data:
Net interest income(17)	R$ 4,950	R$ 5,717	R$ 8,577	R$ 9,575	R$ 10,501
Provision for loan losses	(881)	(948)	(1,870)	(2,030)	(1,935)

Net interest income after provision for loan losses	4,069	4,769	6,707	7,545	8,566
Fee and commission income(17)	2,151	2,381	2,712	3,008	3,084
Equity in results of unconsolidated companies (1)	199	220	158	195	261
Other non-interest income (2)	3,152	4,239	3,712	4,384	8,508
Operating expenses (3)(17)(18)	(4,459)	(5,040)	(5,756)	(6,145)	(6,496)
Other non-interest expense (4)(18)	(3,731)	(4,055)	(5,265)	(6,345)	(8,290)

Income before income taxes and minority interest	1,381	2,514	2,268	2,642	5,633
Income taxes	(354)	(295)	(460)	(532)	(1,346)
Minority interest	(154)	(156)	(158)	(149)	(727)
Change in accounting principle	-	-	-	(10)	-

Net income	R$ 873	R$ 2,063	R$ 1,650	R$ 1,951	R$ 3,560

	For the Year Ended December 31,

	2003	2004	2005	2006	2007

	(in R$, except per share data)
Unibanco Earnings and Dividends Information:(16)
Basic and diluted earnings per shares:
Common	R$ 0.31	R$ 0.71	R$ 0.57	R$ 0.66	R$ 1.22
Preferred	0.34	0.78	0.62	0.73	1.34
Distributed earnings (dividends) per shares:
Common	0.15	0.18	0.25	0.30	0.46
Preferred	0.17	0.20	0.27	0.33	0.51
Weighted average shares outstanding (in thousands) – Basic:
Common	1,511,356	1,511,316	1,511,316	1,511,316	1,511,316
Preferred	1,245,662	1,262,448	1,282,354	1,291,496	1,289,541
Weighted average shares outstanding (in thousands) – Diluted:
Common	1,511,356	1,511,316	1,511,316	1,511,316	1,511,316
Preferred	1,246,070	1,263,286	1,284,400	1,295,478	1,295,621
Unibanco Holdings Earnings and Dividends Information:(16)
Basic and diluted earnings per shares:
Common	0.30	0.71	0.56	0.65	1.19
Preferred “A”	0.07	-	-	-	-
Preferred	0.30	0.71	0.56	0.65	1.19
Distributed earnings (dividends) per shares:
Common	0.14	0.16	0.21	0.28	0.40
Preferred “A”	0.07	-	-	-	-
Preferred	0.14	0.16	0.21	0.28	0.40
Weighted average shares outstanding (in thousands) – Basic:
Common	699,508	630,292	600,846	553,736	553,736
Preferred “A”	47,306	-	-	-	-
Preferred	908,424	1,020,200	1,046,090	1,080,865	1,074,303
Weighted average shares outstanding (in thousands) – Diluted:
Common	699,508	630,292	600,846	553,736	553,736
Preferred “A”	47,306	-	-	-	-
Preferred	908,830	1,021,036	1,048,134	1,084,847	1,080,383

	For the Year Ended December 31,

	2003	2004	2005	2006	2007

	(in U.S. dollars)
Unibanco Earnings and Dividends Information:(16)
Distributed earnings (dividends) per shares:
Common	0.08	0.10	0.14	0.17	0.26
Preferred	0.10	0.11	0.15	0.19	0.29

	For the Year Ended December 31,

	2003	2004	2005	2006	2007

	(in U.S. dollars)
Unibanco Holdings Earnings and Dividends Information:(16)
Distributed earnings (dividends) per shares:
Common	0.08	0.09	0.12	0.16	0.23
Preferred “A”	0.04	-	-	-	-
Preferred	0.08	0.09	0.12	0.16	0.23

	As of December 31,

	2003	2004	2005	2006	2007

	(in millions of R$)
Unibanco Consolidated Balance Sheet Data:
Assets
Cash and due from banks	R$ 812	R$ 1,575	R$ 1,158	R$ 1,304	R$ 4,444
Interest-bearing deposits in other banks	2,886	3,579	5,107	7,632	8,592
Federal funds sold and securities purchased under resale agreements	8,874	11,679	10,014	14,513	31,068
Trading, available for sale and held to maturity	14,666	14,875	19,580	18,766	24,790
Loans	26,039	31,377	39,237	44,654	60,348
Allowance for loan losses	(1,317)	(1,560)	(2,107)	(2,577)	(2,712)
Investments in unconsolidated companies	616	536	623	802	905
Goodwill and intangibles, net(18)	1,248	1,630	1,620	2,143	2,130
Total assets	66,047	77,858	89,818	102,563	148,271
Average assets	64,579	74,383	80,628	99,302	122,144

Liabilities and Shareholders’ Equity
Deposits	R$ 25,700	R$ 33,775	R$ 35,936	R$ 36,201	R$ 46,495
Federal funds purchased and securities sold under repurchase agreements	6,750	6,687	10,721	16,991	27,197
Short-term borrowings	3,113	2,677	3,239	3,045	7,627
Long-term debt	13,348	11,700	12,850	14,638	21,714
Shareholders’ equity	6,754	8,572	9,534	10,439	13,037
Average liabilities	58,085	66,723	71,605	89,301	110,111
Average shareholders’ equity	6,494	7,660	9,023	10,001	12,033

	As of December 31,

	2003	2004	2005	2006	2007

Selected Consolidated Ratios:
Profitability and Performance
Net Interest margin (5)	9.2%	9.3%	12.8%	11.5%	10.0%
Return on average assets (6)	1.4	2.8	2.0	2.0	2.9
Return on average equity (7)	13.4	26.9	18.3	19.5	29.6
Efficiency ratio (8)	68.4	60.9	59.1	57.9	47.1
Dividends payout ratio common and preferred	49.2	25.4	44.0	45.6	37.9

Liquidity
Loans as a percentage of total deposits	101.3	92.9	109.2	123.4	129.8

Capital
Average shareholder’s equity as a percentage of average total assets	10.1	10.3	11.2	10.1	9.9
Total equity as a percentage of total assets	10.2	11.0	10.6	10.2	8.8
Total capital to risk-weighted assets (9)	18.6	16.3	15.6	16.0	14.7

Asset Quality
Allowance for loan losses as a percentage of total loans	5.1	5.0	5.4	5.8	4.5
Nonperforming loans as a percentage of total loans (10)	4.5	4.1	4.3	5.1	3.6
Allowance for loan losses as a percentage of total nonperforming loans (10)	113.4	122.4	124.4	113.1	125.1
Net charge-offs as a percentage of average loans outstanding (11)	3.8	2.5	3.8	3.8	3.5

	As of December 31,

	2003	2004	2005	2006	2007

	(in millions of R$, except per share amounts)
Accounting Practices Adopted in Brazil:(12)
Consolidated Income Statement Data:
Profit from financial intermediation	R$ 5,198	R$ 5,194	R$ 6,493	R$ 7,319	R$ 8,354
Net income	1,052	1,283	1,838	1,750	3,448
Unibanco Earnings and Dividends Information:
Earnings per 1,000 shares:
Common	3.83	459.57	657.73	624.96	1,233.90
Preferred	3.83	459.57	657.73	624.96	1,233.90
Distributed earnings (dividends) per 1,000 shares:
Common	1.48	180.94	249.66	302.06	461.11
Preferred	1.63	197.59	271.58	336.02	505.47

	As of December 31,

	2003	2004	2005	2006	2007

	( in millions of R$, except percentages)
Accounting Practices Adopted in Brazil: (12)
Consolidated Balance Sheet Data:
Total assets	R$ 69,632	R$ 79,350	R$ 91,831	103,778	R$ 149,597
Total loans	27,678	31,796	39,875	45,361	61,435
Total deposits	25,357	33,530	35,499	35,633	45,643
Shareholders’ equity	7,156	8,106	9,324	9,921	11,837
Selected Consolidated Ratios:
Return on average assets (13)	1.5%	1.7%	2.1%	1.8%	2.7%
Return on average equity (14)	15.3	16.8	21.1	18.2	31.7
Efficiency ratio (15)	57.7	60.9	51.5	49.7	48.2
Total capital to risk weighted assets (9)	18.6	16.3	15.6	16.0	14.7
______________________________
(1)
For more information on our equity in results of unconsolidated companies, see “Item 5. Operating and Financial Review and Prospects - Accounting for results of unconsolidated affiliates” and “Item 5.A. Operating Results” and note 11 to our consolidated financial statements.

(2)
Other non-interest income consists of trading income, net, net gains (losses) on foreign currency transactions, net gains (losses) on securities and non-trading derivatives, insurance, private retirement plan and pension investment contracts and other non-interest income.
For more information see note 23 to our consolidated financial statements and “Item 5.A. Operating Results.”

(3)	Operating expenses consist of salaries and benefits and administrative expenses.

(4)	Other non-interest expense consists of amortization of intangibles and impairment on goodwill, insurance, private retirement plan and pension investment contracts and other non-interest expenses.

(5)	Net interest income as a percentage of average interest-bearing assets.

(6)	Net income as a percentage of total average assets.

(7)	Net income as a percentage of average shareholders’ equity.

(8)	Operating expenses as a percentage of the aggregate of net interest income, fee and commission income, other non-interest income and other non-interest expense.

(9)	Based on the Central Bank guidelines. See “Item 4.B. Business Overview.”

(10)	Nonperforming loans consist of loans 60 days or more overdue.

(11)	Charge-offs net of loan recoveries during the period as a percentage of average loans outstanding.

(12)
Our Brazilian financial statements are prepared in accordance with the requirements of Brazilian Corporate Law and the regulations of the Central Bank, SUSEP and CMV. We did not consider the reverse share split (1:100 shares), on August 30, 2004, for the year of 2003, and the share bonus (2:1 shares), implemented on July 17, 2006, for the years of 2003 to 2006.

(13)	Net income as a percentage of average total assets.

(14)	Net income as a percentage of average shareholders’ equity.

(15)	Operating expenses as a percentage of the aggregate profit from financial intermediation and other income.

(16)
Earnings per share have been adjusted for all periods presented to reflect the new number of shares that resulted from the reverse share split (1:100 shares), on August 30, 2004 and to reflect share bonus (2:1 shares) implemented on July 17,2006, in accordance with SFAS 128 “Earnings per share” (see Note 19 to our consolidated financial statements).

(17)
The amounts of R$1 for 2003 and 2004, R$102 for 2005 and R$132 for 2006, related to fees on loans, were reclassified from “Fee and commission income” to “Net interest income”, and the amounts of R$75 for 2003, R$58 for 2004, R$91 for 2005 and R$87 for 2006, related to costs associated with fees on loans, were reclassified from “Operating expenses” to “Net interest income”.

(18)
The amount of R$ 120 for 2006, were reclassified from “Other assets” to “Goodwill and intangibles, net”, and the amounts of R$4 for 2005 and R$19 for 2006 were reclassified from “Operating expenses” to “Other non-interest expense”. These amounts are related to payroll management and financial resource administration services.

3.B Capitalization and Indebtedness

Not applicable.

3.C Reasons for the Offer and Use of Proceeds

Not applicable.

3.D Risk Factors

     Set forth below is certain risk factors that could have a material adverse effect on our future business, operating results or financial condition. You should consider these risk factors and the other information in this document before making investment decisions involving our Units. Additional risks not currently known to us, or which we deem to be immaterial now, may also have a material adverse effect on our business, financial condition, results of operations and your investment.

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

     The exchange rate between the real and the U.S. dollar has varied in recent years. The real has appreciated against the U.S. dollar, by 18.3%, 8.1%, 11.8%, 8.7% and 17.2% in 2003, 2004, 2005, 2006 and 2007, respectively, and the Brazilian economic scenario was favorable to the Brazilian currency during such period. In Brazil’s recent history, the real has at times devalued in value against the U.S. dollar, such as the 52.3% devaluation that occurred in 2002. When we refer to a specific percentage devaluation or appreciation of the real against the U.S. dollar in any year, we have derived such percentage by comparing the number of reais exchangeable for one U.S. dollar at the end of the given year to the number of reais exchangeable for one U.S. dollar at the end of the previous year, as reported by the Central Bank.

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

     If a devaluation occurs when our payment obligations with respect to liabilities denominated in or indexed to U.S. dollars significantly exceed the amount receivable in respect of assets denominated in or indexed to U.S. dollars, including any financial instruments entered into for hedging purposes, we could incur losses, even if the value of such financial instruments has not changed in their original currency.

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

     During periods when the real appreciates against the currencies in which we hold our investments in our non-Brazilian subsidiaries and branches, we may experience an increase in our income tax liability. This increase may occur because losses in real terms on our overseas investments are not deductible for Brazilian tax purposes, whereas gains in the value of the related real-denominated hedges we maintain are generally taxable. At the end of 2007, our material foreign investments were economically hedged in order to mitigate any effects arising out of foreign exchange volatility, including the potential fiscal impact of such investments.

Volatility of currency exchange rates may lead to an uncertain economic climate in Brazil that could negatively affect our ability to finance our operations through the international capital markets.

     Devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil by increasing the price of imported products and instigating governmental policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the Brazilian current account and balance of payments, as well as dampening export-driven growth. The potential impact of the floating exchange rate and of potential measures taken by the Brazilian government to stabilize the real is uncertain.

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

See “Item 10.D — Exchange Controls” for further discussion of these regulations.

Substantial inflation in Brazil in the future may negatively affect our results of operations.

     In the last four years, the inflation rates in Brazil have been under control. For instance, in 2004, 2005, 2006 and 2007 the Brazilian inflation rates were 12.1%, 1.2%, 3.8%, and 7.9% respectively, and in the first five months of 2008 the aggregate inflation amount, measured by the general price index (IGP-DI), was 5.2% . Inflation itself and governmental measures to combat inflation have, in the past, had negative effects on the Brazilian economy. Inflation, actions taken to combat inflation, and public speculation about possible future actions have in the past also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs may increase and our operating and net margins may decrease (if not accompanied by an increase in interest rates). Inflationary pressures may curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy, which in turn could adversely affect our operations.

The market value of securities issued by Brazilian companies is influenced by the perception of risk in Brazil and other emerging economies, which may have a negative effect on the market price of our Units and may restrict our access to international capital markets.

     Economic and market conditions in other emerging market countries, especially those in Latin America, may influence the market for securities issued by Brazilian companies. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse impact on the market value of Brazilian securities. In the wake of economic problems in various emerging market countries in recent years (such as the Asian financial crisis of 1997, the Russian financial crisis of 1998 and the Argentine financial crisis that began in 2001), investors view investments in emerging markets with heightened caution. Crises like those may produce a significant outflow of U.S. dollars from Brazil, negatively affecting the price of securities issued by Brazilian companies, and may cause Brazilian companies to face higher costs for raising funds, both domestically and abroad, which could impede the access of Brazilian companies to international capital markets. Furthermore, crises in other emerging market countries could hamper investor enthusiasm for securities of Brazilian issuers, including ours, which could adversely affect the market price of our Units.

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

     In early 2008, the Central Bank created a compulsory deposit requirement on interbank deposits from leasing companies. Since our leasing company invests most of its available cash in interbank deposits with us, this could have an adverse effect on our cost of funding. If the Central Bank increases the reserve or compulsory deposit requirements in the future or imposes new reserve or compulsory deposit requirements, this could have an adverse effect on our business, financial condition and results of operations.

Changes in minimum levels for federal housing and rural sector loans may adversely affect our profitability.

     Brazilian banking regulations require that we allocate a specified percentage of our savings deposits to a federal mortgage program and a minimum percentage of our demand deposits to rural sector loans. If we do not allocate the minimum amounts required by these programs, we must make up the difference by allocating the difference in the form of compulsory deposits with the Central Bank. Such compulsory deposits generally do not yield the same returns as our other investments and deposits. In addition, obligatory loans to these sectors entail more risk and are often less profitable than other lending opportunities that might be available to us. If the Central Bank increases the minimum amounts that we must allocate to such programs, this could have an adverse effect on our business, financial condition and results of operations.

Changes in tax regulation may adversely affect our operations.

     To support its fiscal policies, the Brazilian government regularly enacts reforms to tax and other assessment regimes that affect our customers and us. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. There can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business and results of operations. Furthermore, such changes have produced uncertainty in the financial system, may increase the cost of borrowing and may contribute to an increase in our non-performing loan portfolio.

     Effective as of May 1, 2008, the tax rate of the Social Contribution on Net Income (“CSLL”), applicable, specifically, to financial institutions, private insurance companies, capitalization companies and any other similar entities, increased from 9% to 15%. This increase in the CSLL rate may have a material adverse effect on our profitability and/or operating results.

     See “Item 5. Operating and Financial Review and Prospects — Macroeconomic Factors Affecting Our Financial Condition and Results of Operations — Effects of Government Regulation-Effects on our Financial Condition and Results or Operations — Other Taxes.”

Changes in base interest rates by the Central Bank could adversely affect our results of operations and profitability.

     The Central Bank establishes the base interest rate for the Brazilian banking system, and uses this rate as an instrument of monetary policy. The base interest rate is the benchmark interest rate payable to holders of some securities issued by the Brazilian government and traded at the Sistema Especial de Liquidação e Custódia, the Special System for Settlement and Custody (“SELIC”).

     Since 2001, the Central Bank has frequently adjusted the base interest rate. The Central Bank reduced the base interest rate during the second half of 2003 and the first half of 2004. In order to control inflation, the Central Bank increased the base interest rate several times from 16.0% per annum on August 18, 2004 to 19.75% per annum on May 18, 2005. During the past two years, favorable macroeconomic figures and controlled inflation within the Central Bank target range led the Central Bank to lower the base interest rate several times from 18% in December of 2005 to 11.25% in September of 2007.

     In April and June of 2008, however, the Central Bank increased the base interest rate by 0.5% respectively, resulting in a current base interest rate of 12.25%, due to the recent macroeconomic scenario and the expectations of inflation in 2008.

     Although increases in the base interest rate typically enable us to increase financial margins, such increases could adversely affect our results of operations by, among other effects, reducing demand for our credit and investment products, increasing our cost of funds and increasing the risk of customer default. Decreases in the base interest rate could also adversely affect our results of operations by, among other effects, decreasing the interest income we earn on our interest-earning assets and lowering margins. See “Item 5. Operating and Financial Review and Prospects —Macroeconomic Factors Affecting Our Financial Condition and Results of Operations — Effects of Government Regulation-Effects on our Financial Condition and Results or Operations — Effects of Interest Rates on Our Financial Condition and Results of Operations.”

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

New regulations focused on increasing the competitiveness in the banking sector may adversely affect our competitiveness.

     Since September 2006, the Conselho Monetário Nacional, National Monetary Council (“CMN”) has been enacting new regulations to foster competitiveness among Brazilian commercial banks.

     Among the key aspects of these new regulations are:

  banks are prohibited from charging their clients fees for services in connection with salary, pension and other income payment accounts that such clients are required to maintain with a bank that is designated by such client’s employer, pension fund or income payer;
  financial institutions and leasing companies must accept the prepayment of loans and leasing transactions by clients who have elected to refinance such debt with other financial institutions; and

  clients will have the right to request that a financial institution disclose their credit history to another financial institution.

     These new regulations aim to increase competition among financial institutions by creating mechanisms that facilitate a client’s ability to transfer their business from one financial institution to another.

     In response to these regulations and in anticipation of others, we have taken several commercial and strategic measures, such as developing retention policies that exempt our clients from certain fees or decrease certain fees in accordance to the client’s profile. These strategies help us to maintain our competitive position within the banking sector and to continue charging our clients competitive interest rates without harming our profitability.

     See “Item 4.B Business Overview — Regulation and Supervision — Regulations — Regulations to Foster Competition” for additional information with respect to these regulations.

New regulation focused on the control of the charging of commissions by financial institutions

     In December 2007, the Central Bank issued a new regulation limiting the charging of commissions by financial institutions for services offered and rendered to their retail clients. This regulation standardizes the commissions applicable to current and savings accounts and requires the authorization of the Central Bank prior to the imposition of additional commission charges.

     We cannot determine at this time how this new regulation may affect our revenue derived from bank services rendered to our clients. See “Item 4.B — Business Overview — Regulation and Supervision — Restrictions and Limitations — Restrictions on Fees and Interest Rates” for more detailed information about this new regulation.

Risks Relating to Unibanco and Unibanco Holdings

The profile of our loan portfolio may be adversely affected due to changes in Brazilian or international economic conditions.

     As of December 31, 2007, our loan portfolio was R$ 60,348 million, compared to R$44,654 million as of December 31, 2006. Our allowance for loan losses was R$ 2,712 million, representing 4.5 % of our total loan portfolio, as of December 31, 2007, compared to R$2,577 million, representing 5.8% of our total loan portfolio, as of December 31, 2006. See “Item 5. Operating and Financial Review and Prospects — Results of Operations for Year Ended December 31, 2007 Compared to Year Ended December 31, 2006.” The quality of our loan portfolio is subject to changes in the profile of our business resulting from organic growth or acquisitions that we make and is dependent on domestic and, to a lesser extent, international, economic conditions. Some acquisitions and joint-ventures, in particular within the consumer finance arena, have affected the quality of our loan portfolio by significantly increasing our exposure to the lower income segment of the retail market. This sector generally features a higher volume of transactions, higher margins and higher default rates than other income brackets. Adverse changes affecting any of the sectors to which we have significant lending exposure, political events within and external to Brazil or the variability of economic activity may have an adverse impact on our business and our results of operations. Furthermore, our historic loan loss experience may not be indicative of our future loan losses.

Our securities portfolio is subject to market fluctuations due to changes in Brazilian or international economic conditions.

     As of December 31, 2007, investment securities represented R$24,790 million, or 16.7% of our assets, and realized and unrealized investment gains and losses have had and will continue to have a significant impact on our results of operations. These gains and losses, which we record when investments in securities are sold or are marked to market (in the case of trading securities), may fluctuate considerably from period to period and are impacted by domestic and international economic conditions. We cannot predict the amount of realized or unrealized gains or losses for any future period, and variations from period to period have no practical analytical value in helping us to make such a prediction. Gains or losses on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or any portion thereof.

     In addition, since August 2007, there has been significant volatility in worldwide financial markets due to the announcement, by several U.S. and international banks and financial institutions, of significant write-downs related to exposure to mortgage-backed securities and other financial instruments. Although we, and our subsidiaries, are not directly exposed to the U.S. housing credit market and do not directly hold any assets related to such financial instruments, these write-downs, combined with other factors, have led to a tightening in the credit markets and may lead to a downturn in the U.S. economy, which could impact the Brazilian economy as well as adversely affect the market price of our Units.

Acquisitions or divestitures, which we may make from time to time, may affect our costs, revenues, profitability and financial position.

     Our business strategy includes evaluating the various components of our investment and business portfolio and, as a result, buying or selling different investments or businesses. These acquisitions or divestitures affect our costs, revenues, profitability and financial position. In recent years, we have made a number of acquisitions and we may engage in future acquisitions as we seek to continue our growth in the consolidating Brazilian financial services industry. The integration of the businesses we have recently acquired and may acquire in the future entails significant risks, including the risks that:

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

     Divestitures also have inherent risks including possible delays in closing transactions; the risk of lower-than-expected proceeds from the sale of the divested businesses or assets and the appreciation of the divested businesses assets after the divestiture.

     During 2007, we concluded partial or complete divestures of our investments in BWU Comércio e Entretenimento S.A. (“BWU”), Serasa S.A. (”Serasa”), Redecard S.A. (“Redecard”), Bovespa Holding S.A. (“Bovespa Holding”) and BM&F S.A (“BM&F”). For additional information, please see “Item 4.A — History and Development of the Company — Divestures.”

If our pricing expectations are incorrect or our reserves for future policyholder benefits and claims are inadequate, the profitability of our insurance products or our results of operations and financial condition may be adversely affected.

     Unibanco AIG Seguros S.A. (“UASEG”), our insurance company, sets prices and establishes reserves for many of our insurance products based upon actuarial or statistical estimates. The pricing of our insurance products and the reserves carried to pay future policyholder benefits and claims are each based on models that include many assumptions and projections which are inherently uncertain and involve the exercise of significant judgment, including as to the levels of and/or timing of receipt or payment of premiums, benefits, claims, expenses, interest credits, investment results, retirement, mortality, morbidity and persistency. Although UASEG annually reviews the pricing of our insurance products and the adequacy of its reserves, we cannot determine with precision the ultimate amounts that UASEG will pay for, or the timing of payment of, actual benefits, claims and expenses or whether the assets supporting our policy liabilities, together with future premiums, will be sufficient for payment of benefits and claims. Significant deviations in actual experience from our pricing assumptions could have an adverse effect on the profitability of our insurance products. In addition, if we conclude that our reserves, together with future premiums, are insufficient to cover future policy benefits and claims, UASEG would be required to increase its reserves and incur income statement charges for the period in which the determination is made, which may adversely affect UASEG’s and, consequently, our results of operations and financial condition. For further information about insurance reserves and related matters, please see "Item 5. Operating and Financial Review and Prospects — Critical Accounting Estimates — Insurance Reserves."

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

     Under our Global Depositary Shares, or GDSs Program, GDS holders are entitled to cancel their GDSs and receive the underlying Units in Brazil. In this case:

  if a significant number of GDSs are cancelled, the public market and prices for GDSs could be adversely affected; and
  the proceeds and gains related to the Units are earned by their holders in Brazil. Foreign investors may not be able to remit the proceeds of the Units to investors outside Brazil. See “Restrictions on Overseas Remittances could adversely affect Holders of Units and GDS” below.

Restrictions on overseas remittances could adversely affect holders of Units and GDSs.

     Brazilian law provides that, whenever there is a significant imbalance in Brazil’s balance of payments or reasons to foresee such an imbalance, the Brazilian Government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil, as it did for approximately six months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies. In addition, if the Brazilian government determines that the Brazilian foreign currency reserves need to be maintained, it may impose temporary charges on any overseas remittance of up to 50% of the value of the remittance. Such restrictions could hinder or prevent foreign investors from converting dividends, distributions or the proceeds from any sale of Units into U.S. dollars and remitting such U.S. dollars abroad. Holders of Units and GDSs who reside outside Brazil could be adversely affected by delays in, or refusals to grant, any required governmental approvals for conversion of Brazilian currency payments and remittances abroad in respect of the Units and GDSs. For further information, see “Item 10.D Additional Information – Exchange Controls.”

Absence of voting rights for the Units.

     In accordance with Brazilian Corporate Law, our bylaws and the bylaws of Unibanco Holdings, holders of our preferred shares and Unibanco Holdings’ preferred shares have no voting rights except under certain limited circumstances set forth under Brazilian Corporate Law, and holders of Units, therefore, are not entitled to vote either at meetings of our, or Unibanco Holdings’, shareholders.

Shares eligible for future sale may adversely affect the market value of our Units and GDSs.

     Certain of our principal shareholders and the principal shareholders of Unibanco Holdings have the ability, subject to applicable Brazilian laws and regulations and applicable securities laws in the relevant jurisdictions, to sell our shares, Unibanco Holdings’ common shares, and Units. No prediction can be made as to the effect, if any, that future sales of the shares represented by Units or GDSs may have on the market price of the Units and GDSs. Future sales of substantial amounts of such shares, or the perception that such sales could occur, could adversely affect the market prices of the Units and GDSs.

Limitations on exercise of preemptive rights by foreign shareholders.

     Under Brazilian Corporate Law, except in the case of shares offered through a stock exchange or a public offering, a Brazilian company must offer its shareholders preemptive rights to purchase, by means of capital subscription in a private placement, a sufficient number of shares to maintain their existing ownership percentages prior to the offering and issuance of any new shares. However, the participation of foreign investors in the capital of financial institutions is subject to prior authorization by the Brazilian government, except for participation in non-voting capital, once a general authorization has already been granted for this purpose. Therefore, in the event voting securities are being offered, our foreign shareholders could be prevented from exercising their preemptive rights. In addition, foreign shareholders may not be able to exercise preemptive rights with respect to our shares represented by the Units, or with respect to any securities issued by us or by Unibanco Holdings as to which the holders of Units have preemptive rights, unless a registration statement under the Securities Act is effective with respect to the shares relating to such rights or an exemption from the registration requirements thereunder is available. We, and Unibanco Holdings, are under no obligation to file a registration statement with respect to such preemptive rights and there can be no assurance that either we, or Unibanco Holdings, will file any such registration statement.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and Development of the Company

Overview

     We were founded in 1924 and are Brazil’s oldest non-state owned bank. From our longstanding position as one of the nation’s leading wholesale banks, we have expanded our operations to become a full service financial institution providing a wide range of financial products and services to a diversified individual and corporate customer base throughout Brazil. Our business is comprised of the following operating segments: Retail, Wholesale, Treasury, Wealth Management and Insurance and Pension Plans. See Note 31 to our consolidated financial statements for additional information on our five reportable segments.

     We are one of the largest financial institutions in Brazil and have grown substantially both organically and through acquisitions. Our economic group consists of Unibanco Holdings and its subsidiaries, which include both financial and non-financial companies. Our financial subsidiaries are those that are authorized to intermediate financial transactions as a result of the approval of Brazil's Central Bank. Our non-financial subsidiaries are those companies that have not been established for financial intermediation, such as our holding companies. Our equity securities have been publicly traded on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA, since 1968. In 1997, we became the first Brazilian bank to list its equity securities on the New York Stock Exchange, or NYSE. As of December 31, 2007, the total market value of our equity securities, based on the closing price of our GDSs, was R$34.6 billion. Our legal name is Unibanco – União de Bancos Brasileiros S.A. Our address is Avenida Eusébio Matoso, 891, 05423-901, São Paulo, SP, Brazil. Our telephone number is +55-11-3905-1980. Our Investor Relations web site is www.ir.unibanco.com. We are a corporation (sociedade anônima) and were incorporated on May 27, 1967 in accordance with Brazilian law. Our agent in the United States of America is our representative office in New York, which is located at 65 East 55th Street, 29th Floor, 10022, New York, NY U.S.A.; telephone number +1-212-207-9422.

     Unibanco Holdings’ legal name is Unibanco Holdings S.A. Its address and telephone number are the same as ours. Unibanco Holdings is a corporation (sociedade anônima) and was incorporated on June 20, 1994 in accordance with Brazilian law. Unibanco Holdings’ agent in the United States of America is also our representative office in New York.

Recent Developments

Acquisitions

Unibanco AIG Warrant

     In June 2006, UASEG acquired the remaining 30% of the capital stock of Unibanco AIG Warrant S.A. (“UAW”) from Whirlpool S.A. for R$66 million. Through this transaction, UAW became a wholly owned subsidiary of UASEG.

IRB – Instituto de Resseguros do Brasil

     In December 2007, Unibanco AIG Seguros S.A. (“Unibanco AIG”), a company controlled by us, entered into an agreement with Vanguarda Companhia de Seguros Gerais, IH Cia de Seguros e Previdência and Icatu Hartford Seguros S.A., for the acquisition of 5,571 preferred shares issued by IRB — Brasil Resseguros S.A. (“IRB”), increasing Unibanco AIG’s interest from 11.166% to 11.723% of IRB’s total capital stock.

Divestitures

BWU

     On January 24, 2007, our subsidiary Unibanco Empreendimentos e Participações S.A. entered into an agreement with Lojas Americanas S.A. to sell 99.99% of the capital of BWU for a total sale price of R$181 million. BWU had focused on the development and subfranchising of renting and retailing DVD and VHS tapes under the BLOCKBUSTER® trademark in Brazil.

Serasa

     On June 25, 2007, we announced the sale of a portion of our interest in Serasa. We sold a total of 489,195 of Serasa’s common shares to a Brazilian affiliate of Experian Solutions, Inc., a worldwide leader in credit analysis. The gross profit of the transaction was R$429 million. After the partial sale of our stake in Serasa, we, together with affiliates of Banco Itaú BBA S.A (“Banco Itaú”) and Banco Bradesco S.A. (“Banco Bradesco”), incorporated a holding company – BIU Participações S.A. (“BIU”) – whose capital consists of the remaining common shares of Serasa held by Unibanco, Banco Itaú and Banco Bradesco. We currently hold 24.5% of the capital stock of BIU. We and the other shareholders of BIU have executed a shareholders’ agreement that regulates our participation in Serasa’s management and also grants us preemptive and tag-along rights in respect of our BIU’ shares. BIU currently holds 24.1% of the total capital stock of Serasa.

     In addition, BIU and the Brazilian affiliate of Experian Solutions, Inc., executed a shareholders’ agreement that entitles each shareholder of BIU to indirectly participate in Serasa’s management through the appointment of three members of the board of directors and certain veto rights relating to Serasa’s business and corporate structure.

Redecard

     In July 2007, Redecard concluded its Initial Public Offering (IPO). Through the IPO, Unibanco Participações Societárias (“UPS”), sold 53,798,700 of Redecard’s common shares, representing 8.73% of Redecard’s total capital, at a sale price of R$27.00 per share. As a consequence of the IPO, the result, before giving effect to taxes and minority interests, was approximately R$1.4 billion. In March 2008, Redecard completed a follow-on equity offering, however, we did not participate in the offering and retained our 23.2% interest in Redecard.

Bovespa Holding

     In October 2007, Bovespa Holding concluded its IPO. In this IPO, we, through Unicard Banco Múltiplo S.A. (“Unicard”) sold 23,314,228 common shares of Bovespa Holding’s capital stock, representing 100% of our interest. The sale price per Bovespa Holding’s common share was R$23.00. Our net profit was R$320 million.

BM&F

     In November 2007, the IPO of BM&F was concluded. Through our financial subsidiary Unicard, we sold 4,467,371 of BM&F’s common shares representing 30% of our interest in BM&F, at a sale price of R$20.00 per common share. Unicard also sold 1,489,124 of BM&F's common shares representing 10% of its interest in BM&F’s capital through a private transaction with General Atlantic Private Equity Group. This total sale of 40% of our interest in BM&F yielded a net profit of R$62 million.

Partnerships

Unibanco Participações Societárias S.A. (UPS)

     In June 2007, we admitted DRB Investments Co. Limited (“DRB”), a subsidiary of Deutsche Bank group, as a minority partner in UPS, one of our non-financial subsidiaries that holds several of our investments in strategic companies, such as Redecard, Tecnologia Bancária S.A. (“Tecban”) and Interchange. DRB owns preferred shares, with and without voting rights, equivalent to 49% of the total capital and approximately 10% of the voting capital of UPS. The purpose of this transaction was to assist with the financing of the long-term expansion of our businesses by reducing our permanent assets and consequently increasing our operational capacity in the amount of approximately R$950 million.

Other Recent Partnerships

     In recent years, we have also developed significant partnerships with Wal-Mart, Ipiranga Group and Banco Cruzeiro do Sul. See “Item 4.B Business Overview — Retail Segment — Consumer Finance.”

Cancellation of VR Group Partnership

     During the second half of 2006, we signed a partnership agreement with Grupo VR, a human resources benefits provider. The partnership, named “UniVR” was formed in order to offer certain non-financial products related to human resources benefits to our clients and other clients defined in the relevant agreement, as well as the offering of credit and product financing to VR Group clients and other clients defined in the relevant agreement.

     In February 2008, Unibanco and Grupo VR mutually agreed to cancel this partnership. Both parties requested that the Central Bank discontinue the UniVR registration process.

Capital Expenditures

     During the period from 2003 to 2006, our primary capital expenditures consisted of purchases of data processing hardware and software to support our growth, to increase productivity and to improve the level of services we offer to our customers. In addition, we spent a significant amount of money implementing our New Service Model and expanding our branch network. For more information, see “Item 5.B – Liquidity and Capital Resources – Capital Expenditures”.

     In 2007, our main capital expenditures were related to the remodeling of our branches, the purchase of computer hardware and capital improvements to expand our business, as shown in the table below:

For the Year ended
December 31, 2007

(in millions of R$)

Land and buildings	8
Furniture and equipment	48
Leasehold improvements	47
Data processing	157
Software developed or obtained for internal use	185
Total	445

     In 2008 and 2009, we intend to continue expanding our network of points of sale, directly or through our subsidiaries, by approximately 400 units, including banking branches, corporate-site branches and points of sale within the establishments of retail partners to update our existing distribution network. We expect that this expansion will involve approximately 60% of the capital expenditures in each year.

4.B Business Overview

Our Businesses

The following diagram shows our principal lines of business by operating segment:

Retail Segment

     Our Retail segment provides a wide range of financial services and products, including:

  Banking services, provided by our nationwide branch network of 1,245 branches (including 293 corporate-site branches), and through internet and telephone banking;

  Commercial and Corporate Banking services, aimed at clients with revenues of up to R$150 million per year (small and medium-sized companies which we refer to as “SMEs”). As of December 2007, we had approximately 600,000 SME clients;

  Credit card services (issuance, processing and billing for more than 35 million credit cards), including Visa, Mastercard, Hipercard (Wal-Mart Brazil’s official credit card, with over 8.8 million cards issued and more than 319,000 affiliated merchants), and private label credit cards;

  Consumer Finance, with a wide array of distribution partnerships (e.g. Banco Investcred Unibanco S.A. (“PontoCred”) and LuizaCred S.A. Sociedade de Crédito Financiamento e Investimento (“LuizaCred”)) and proprietary operations (e.g. Banco Fininvest S.A. (“Fininvest”));

  Auto Financing through Unibanco Veículos a nationwide operation by our branches in conjunction with franchised auto dealers;

  Payroll-linked loan business through our 100%-owned companies, partnerships and joint ventures; and

  Mortgage loans, with an increased focus on home financing and building strong relationships with homebuilders and brokers, in line with future growth expectations in Brazil.

     We categorize individuals and companies into smaller groups according to income brackets to enable us to offer specialized products and services to our clients. By doing this, we increase our competitiveness in the market and foster cross-selling opportunities.

     While we traditionally have focused on middle and upper income clients, we also have developed a strong presence in the financial services sector serving lower income individuals, and this market segment has provided a significant source of growth for our retail business.

     For the year ended December 31, 2007, we had a net income of R$1,122 million from our Retail segment and total fees and commissions of R$3,176 million. As of December 31, 2007, we held outstanding retail loans, including loans by our subsidiaries and affiliates, of R$37,176 million, which represent 62% of our total loan portfolio. We provide loans to individuals and SMEs and believe we are well positioned to expand our retail loan business if economic indicators follow trends, such as the declining unemployment in Brazil.

     Our retail segment is an important source of funding for us. As of December 31, 2007, 60% of our aggregate savings, demand and time deposits were attributed to retail customers. Our extensive distribution network and strong deposit base support our retail products. As of December 31, 2007, our savings, demand and time deposits totaled R$26,454 million, an increase of 29% as compared to December 31, 2006.

Clients

Individuals

     We provide our individual customers with fee-based products and services, including use of ATMs, phone and personal computer banking and fund transfers. We also make secured and unsecured personal loans in reais for overdraft short term lines of credit, loans for consumer purchases, leasing and individual lines of credit. Individuals are separated into three different groups: those earning more than R$4,000 per month (UniClass), those earning between R$1,000 and R$4,000 per month (Exclusivo) and those earning between R$350 and R$1,000 (Especial).

     In the UniClass group, we believe we distinguish ourselves from competitors by providing our customers with:

  products and services tailored to their needs;

  a specialized call center that we believe offers higher quality service than our competitors, and which includes dedicated customer service representatives;

  specialized branches called “Espaço Uniclass” and

  a specialized team of account officers within our extensive distribution network.

     In the Especial and Exclusivo groups, we believe we distinguish ourselves from our competitors by providing personalized services and products which substantially reduce the time spent by our clients on their basic banking transactions, such as withdrawals and payment of bills. In particular, we provide convenient banking through access to our “30 Hours” services to our customers of the Especial and Exclusivo groups.

Small and Medium Companies

     We serve approximately 600,000 SMEs consisting primarily of retailers. We provide this group with a full range of financial services such as credit lines, account receivable financing, working capital loans, auto financing, home financing, funded loans from the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, leasing and payroll services and cash management services. As of December 31, 2007, we had approximately R$13.0 billion in outstanding loans to SMEs, or approximately 22% of our total loan portfolio.

     Our cash management unit optimizes companies’ cash flow management by making payments and processing receivables simply and efficiently. As of December 31, 2007, approximately 153,000 customers used our cash management services, which include payment and collection services.

Distribution Network

     As of December 31, 2007, we, our wholly-owned subsidiary, Fininvest, and certain associated companies, LuizaCred, PontoCred, and Tecban, had a distribution network with approximately 21,000 points of distribution throughout Brazil, consisting of the following:

  952 retail branches;
  293 corporate-site branches;
  585 Fininvest stores, kiosks and mini-stores;
  357 LuizaCred points of sale;
  427 PontoCred points of sale;
  13,949 points of sale in retailers; and
  4,886 free-standing ATMs.

Branches

     Our branch system serves as a distribution network for the products and services that we offer to our retail customers. Our 952 full-service branches accept deposits, provide cash withdrawals and offer the full range of our retail banking products, such as checking accounts, consumer loans, automobile financing, credit cards, loans to small-sized companies, leasing, insurance, asset management services and payment of bills, including bills for taxes and public services.

     In accordance with our original schedule, the New Service Model, known as the Novo Modelo de Atendimento, was fully implemented in our branch network by the end of 2006. Our New Service Model aims to improve the quality of our customer service by harmonizing branch policies and processes, optimizing branch managers’ time and developing tools that will allow us to reduce our response time to client inquiries.

Corporate-Site Branches

     We offer retail banking services to our corporate customers and their employees through special banking branches located on the premises of our corporate customers. Our network consists of 293 corporate-site branches. In the case of retail and smaller corporate customers, corporate-site branches may consist solely of an automated branch. In the case of large corporate customers, corporate-site branches consist of an average of four employees dedicated to serving the corporation and its employees.

ATMs

     We operate 11,052 ATMs, 4,886 of which are free-standing ATMs for the convenience of our customers. In addition to the ATM’s of our own network, this figure includes ATMs operated through our participation in Banco 24 Horas, the shared ATM network operated by our affiliate Tecban. The Banco 24 Horas network has 3,939 machines throughout Brazil and serves the clients of 43 banks. Clients of the banks associated with Tecban may withdraw cash through our ATM network for a fee, allowing us to increase our income and optimize our capabilities.

“30 Hour” Services

     For more than 15 years, we have been innovators in the distribution and promotion of remote banking services. Our “30 Hour” telephone services provide clients with electronic banking services such as cash withdrawal, pre-printed checkbooks, account statements and investment services 24 hours a day. The “30 Hour” services are convenient for our clients and cost-efficient for us. The original concept of a call center was converted into a contact center, using the “30 Hour” telephone service as a customer relations and sales force platform. The majority of the calls are attended by an electronic voice reply system. This system identifies which callers may be potential product purchasers and transfers such callers to an operator.

Internet Banking

     Although we initially used the telephone as a primary instrument for conducting banking transactions with our clients, now we also provide a variety of retail banking services, including account opening, utility bill payment, wire transfers, personal loans, investment products and mutual funds through our internet banking services. Since April 2000, we have also offered a variety of “30 Hour” services electronically, enabling clients to access their banking information from their mobile phones, PDAs or e-mail.

     Since May 2005, our internet banking services have been considered the fastest among Brazilian banks, based on the time required to access an account information, according to the specialized survey conducted by SiteSeeing. As of December 31, 2007, we had approximately 2.7 million registered users of our internet banking services. During 2007, we processed approximately 406 million internet transactions, an increase of 24% over 2006.

Consumer Finance

     We operate in consumer finance through our affiliates Unicard, Hipercard Banco Múltiplo S.A. (“Hipercard”), Fininvest and Redecard, and also through our partnerships with Ponto Frio, Magazine Luiza, Ipiranga Group, and Banco Cruzeiro do Sul. These companies operate in the credit card, personal credit, consumer credit and payroll-linked loan markets. We have also developed alliances with wholesalers, retailers and other businesses in order to better reach our customers, creating a network of points of sales that have significantly expanded our reach to our client base.

Credit Cards

     We believe that we rank among the leaders in terms of the overall number of credit cards issued in Latin America. We issue Visa, MasterCard and Hipercard credit cards and a wide array of private labels, primarily through our subsidiaries Unicard, Hipercard and Fininvest.

      In Brazil, the market for consumer credit, and consequently credit card usage, has grown rapidly in the past several years, due to a stronger economic environment and low inflation rates. Credit cards have become an important credit instrument in addition to serving as a payment tool for our clients.

     We have responded to the current business environment by developing a large number of new products to serve all of our customers’ needs:

  We offer more than 100 co-branded cards whereby our customers can receive airline miles or other rewards for using their credit cards;
  We are a pioneer in the introduction of innovative value added services to credit cards in Brazil;
  We offer online, real-time credit approval;
  We send SMS alerts to our customers’ mobile phones or PDA units, informing such customers whenever a purchase has been made using their credit card, thereby reducing opportunities for credit card theft;
  We have introduced a variety of new credit card products, including the Supermarket Card, Twin Strategy (second brand offering), Unicard Payroll, Unicard MasterCard Black and Visa Infinite; and
  We have pioneered the introduction of socially and environmentally responsible credit cards, which contribute the cardholders’ monthly fees to either Aqualung Institute, Greenpeace, or Abrinq Foundation, each of which is dedicated to social or environmental causes.

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

     Unicard’s credit portfolio reached R$3.8 billion as of December 31, 2007, an increase of 29.4%, when compared to December 31, 2006. As of December 31, 2007, Unicard had 14.9 million cards issued, a 25.4% increase compared to December 31, 2006.

     We use a credit evaluation system to provide our customers with real time, on-line credit decisions, in all of our distribution networks, with less than thirty-second response time from the initial credit request. This system compiles business intelligence and analytical customer relationship management in a credit decision platform.

Hipercard

     Hipercard started as a private label credit card company for the Bompreço chain of supermarkets and is now an independent credit card company separate from the supermarket chain, whose cards are accepted at over 319,000 points of sale in Brazil.

     We acquired Hipercard in March 2004, at the same time when Bompreço was acquired by Wal-Mart. During 2004, the Hipercard portfolio continued to be concentrated in the Northeast region of Brazil. During 2005, we expanded this business to the South and Southeast regions of Brazil in line with our Hipercard strategy.

     Hipercard acquired E-capture in 2005 and uses E-capture technology to reduce costs and improve its level of technology. Hipercard went through an important modernization process to support its aggressive growth plans and to continue consolidating its broad brand recognition in Brazil.

     In 2005, our investment in Hipercard was augmented by the acquisition, by Wal-Mart, of the Brazilian assets of the retailer Sonae. This acquisition effectively doubled Wal-Mart’s presence in Brazil. Pursuant to a new Master Services Agreement, Wal-Mart extended our existing exclusivity to all of the acquired Sonae stores. In addition, as of January 2006, our agreement with Wal-Mart allows us to provide other financial products within all Wal-Mart stores.

     Pursuant to the Master Services Agreements executed between us and Wal-Mart on March 1, 2004, November 1, 2004 and January 6, 2006, Hipercard is the exclusive private label credit card of Wal-Mart’s stores in Brazil.

     As of December 31, 2007, Hipercard had a credit portfolio of R$3.1 billion, with 8.8 million cards issued.

Fininvest

     Fininvest provides personal loans mainly to lower-income individuals and also offers regular and private label credit cards. Fininvest’s credit portfolio was R$2.4 billion as of December 31, 2007. At the end of 2007, Fininvest had 585 stores, kiosks and mini-stores and approximately 14,000 points of sale.

     In 2007, we began using Fininvest’s distribution network to offer payroll-linked loans. This service provides us with great potential to increase our payroll loan portfolio in 2008, given Fininvest extensive network and client portfolio.

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

     In July 2007, we sold 53,798,700 of Redecard’s shares, representing 8.73% of Redecard’s total capital through the Redecard IPO. As of December 31, 2007, we own 23.2% of Redecard. For further information, see “ Item 4.A – History and Development of the Company – Divestitures”.

LuizaCred

     LuizaCred is a financial consumer credit company, established through an equal partnership between Fininvest and Magazine Luiza, a well-known Brazilian department store chain. LuizaCred provides consumer finance and credit cards to Magazine Luiza customers. Magazine Luiza is geographically well positioned in the states of São Paulo, Paraná and Minas Gerais, which together respresent 48.7% of Brazil’s GDP according to IBGE (Brazilian Georaphy and Statistics Institute).

PontoCred

     PontoCred is a financial consumer credit company established through a strategic alliance with Globex S.A., the owner of the nationwide chain of Ponto Frio household appliance stores. Pursuant to this alliance, we own a 50% interest in PontoCred, which provides consumer finance and credit cards to Ponto Frio’s customers.

Ipiranga Group

     In late 2006, we announced the establishment of Maxfacil Participações, a new credit, financing and investment partnership with the Ipiranga group, in which each of us holds a 50% equity interest. Ipiranga currently has approximately 4,200 service centers throughout Brazil. In addition to the private label cards and co-branded Ipiranga’s credit cards, this partnership intends to offer Ipiranga’s customers other financial, banking and insurance products, including personal and direct consumer loans, through its retail consumer network as well as directly to Ipiranga’s distributors. Due to the recent change of control of the Ipiranga group, the approval process before the Central Bank has been discontinued and we are already discussing an alternative format for this partnership.

Banco Cruzeiro do Sul

     During the second half of 2006, we established a partnership with Banco Cruzeiro do Sul to jointly develop a payroll-linked loan business. The partnership combines our global scale of operations, products and services with Banco Cruzeiro do Sul’s expertise in payroll-linked loans, and was effected by our acquisition of 50% of Bancred - Sociedade de Credito, Financiamento e Investimento S.A., a subsidiary of Banco Cruzeiro do Sul that was engaged in the payroll-linked loan business. We may also purchase Banco Cruzeiro do Sul’s loan portfolios pursuant to this partnership. Central Bank approval of this partnership is pending.

Payroll-Linked Loans

     We provide directly, through Fininvest, partnerships and the joint venture with Banco Cruzeiro do Sul, loans in which the payments are deducted directly from the client’s paycheck, with lower interest rates due to the reduced insolvency risk. Although in 2007, we began acquiring payroll-linked loan portfolios from other financial institutions, at the end of the year we decided to focus on Unibanco-originated payroll loans rather than on the acquisition of payroll loans. As of December 31, 2007, we had approximately R$5.0 billion in outstanding payroll-linked loans.

Auto Financing

     We restructured our auto financing business in 2006 and as a result, our auto financing portfolio grew significantly in 2007. As of December 31, 2007, we had approximately R$8.9 billion in outstanding auto loans. We serve the car dealer network of all automobile manufacturers nationwide and hold a leadership position in the financing of commercial vehicles.

     With a distinctive strategy in auto financing, focused on new vehicles, we are consistently increasing our market share in terms of financed units in both the car and commercial vehicle segments.

Mortgage Loans

     As of December 31, 2007, we had approximately R$1.7 billion in outstanding mortgage loans. Given the expectation of growth over the next several years in the mortgage market in Brazil, we have increased our focus on the sector. We have strengthened our business structure and simplified the documentation and credit approval process. We have also solidified our relationships with the main homebuilders, real estate developers and brokers in the country.

Savings and Annuity Products

     Our wholly owned subsidiary, Unibanco Companhia de Capitalização, or Unibanco Capitalização, offers savings and annuity products. Unibanco Capitalização’s products consist primarily of savings account-type products, which provide incentives to depositors through a special weekly lottery award.

Wholesale Segment

     Our Wholesale segment provides a wide array of products and services, including: general and specialized corporate lending; trade finance; derivatives operations; cash management; capital markets and investment banking services; investment and brokerage services; project finance; and mergers and acquisitions advice to approximately 400 institutional investors and approximately 2,200 economic groups. We serve these clients through a network of regional offices combined with a presence in major financial centers throughout Brazil.

     The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors.

     During 2007, the expansion of our active client base and the continuous synergies among our various businesses allowed us to offer and increase the number of products we offer to clients through cross-selling.

     For the year ended December 31, 2007, we had a total of R$22,600 million in outstanding loans in our Wholesale portfolio, fees and commissions of R$544 million and net income of R$512 million from our Wholesale segment.

Wholesale Network

     We have structured our regional branch network in order to maintain close proximity to our client base. We have five regional offices (two in São Paulo State and one each in Rio de Janeiro, Minas Gerais, and Rio Grande do Sul) and two regional branches. These regional offices are responsible for developing our relationship with our clients by offering them our vast array of banking products and structuring tailored solutions to their needs. Our branches are supported by products specialists who develop specific products to address our clients’ needs, and a corporate desk that attends to the daily transactions of our clients. We also have an international network to service our clients abroad. Our subsidiaries and branches located abroad raise capital for trade finance and lending to our clients. Our international network consists of the following:

  a branch in the Cayman Islands;
  a representative office in New York;
  banking subsidiaries in Luxembourg, the Cayman Islands and Paraguay; and
  a brokerage firm in New York (Unibanco Securities Inc.).

Commercial Division – Large Companies and Institutional Investors

     The commercial division is focused on increasing and improving our relationships with large corporate clients by offering them specialized corporate lending and structured finance products and regular retail and banking services. As a result, we have increased our synergies with the product areas of our Retail segment in order to identify cross-selling opportunities for this potential clientele. For example, we are continually expanding our cash management activities and services, creating new products to support our clients’ cash flow administration and targeting potential opportunities in connection with the employees of our corporate clients and their suppliers’ networks.

International Trade Finance

     We provide import and export financing and services to our corporate customers. We receive export and import financing funded or insured by export credit agencies and multilateral agencies. Our international operations help us to provide our customers with foreign exchange and international trade support worldwide.

Investment Banking Products

     Our equity, fixed income and mergers and acquisitions groups supply product expertise and innovation focused on the needs of Brazilian companies. Our brokerage and distribution groups are responsible for understanding the needs of Brazilian and international investors, in order to offer suitable investment options.

      Recently in 2008, we announced our intention to reorganize our investment banking structure. The re-structured department will handle origination, structure, distribution, and research. In order to implement our new investment banking strategy, the new structure will enlist new officers with extensive experience in both the Brazilian and international financial sectors.

Brokerage

     Our Brazilian brokerage operation offers equity and debt securities, derivatives products and provides trading services on Brazilian exchanges for institutional customers. It also provides research on approximately 80 listed companies to institutional and retail clients worldwide. Our Equity Research Team is recognized as one of the best in the market. In 2007, it was ranked as the fifth Research House in the All-Brazil Research Team ranking published by the British magazine Institutional Investor, obtaining a third place position in the Consumer Goods sector and a runner up position in the Banking & Financial Services category. The Unibanco Research team was also awarded top Consumer analyst in the ranking published by the Brazilian magazine Investidor Institucional.

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

Treasury

     Our Treasury has a dual mandate: it is a profit center and a service provider, managing liquidity, market risk and making markets for our clients.

     Our Treasury is divided into five areas: Trading, Banking, Assets and Liabilities Management, Derivatives Structuring and Macroeconomic Research. It is managed by an Executive Officer who reports directly to our Chief Executive Officer.  For the year ended December 31, 2007, our Treasury generated a net income of R$384 million.

Banking

     The main activities of our domestic and international Banking area are: providing services to the business segments by pricing funds, assets and libilities and managing liquidity; financially advising the various segments on their operations; and maximizing returns by managing the market risk of our commercial portfolios and our Available for Sale Securities portfolio.

Trading

     Our Trading area is responsible for managing portfolios originated both in our proprietary and commercial transactions that are marked-to-market (MTM).  It is also in charge of proprietary trading and market-making activities for our clients in the domestic and foreign fixed income, currency, equity, commodities and derivatives markets.

Assets and Liabilities Management (ALM)

     Our Assets and Liabilities Management group (ALM) has the role of monitoring our balance sheet structure, while seeking to improve the management of our consolidated funding and liquidity. The ALM group is responsible for our institutional funding (for example, our MTN program and our receivables securitization program) and for the coordination of our Assets and Liabilities Management Committee (ALCO), which holds monthly meetings to deal with issues related to the structure of our balance sheet.

     Our Correspondent Banking unit, which reports to ALM, has an extensive network with foreign banks, or correspondent banks that help us provide our corporate customers with trade finance and worldwide support in a comprehensive range of financial products and services.

Derivatives Structuring

     Our Derivatives area is responsible for structuring derivatives solutions for our clients. This area provides solutions in the derivatives market, which are then distributed by the Retail, Wholesale and Private Bank areas.

Macroeconomic Research

     Our Macroeconomic Research team makes short, medium and long-term projections, providing support to our clients and to our own business activities.

Wealth Management Segment

     We established our Wealth Management segment in 2002, and we were a pioneer in implementing this concept in Brazil. This business is conducted primarily through Unibanco Asset Management and our Private Bank.

     The Wealth Management segment offers fixed income and equity mutual funds to individual customers and manages portfolios on behalf of corporations, pension funds and private banking clients. Through Unibanco Private Bank, we provide wealth management services targeted to high net worth individuals with potential investment portfolios of over R$3 million.

     During 2007, we directed our efforts towards strengthening our competitive position in both the Asset Management and Private Bank markets by focusing on funds and portfolio performance enhancement and consistency.

     For the year-ended December 31, 2007, Wealth Management segment had R$245 million in fees and commissions and R$152 million net income.

Assets under Management as of December 31, 2007

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

     For the year-ended December 31, 2007, UAM had R$54.9 billion in assets under management, a 4.7% market share in terms of assets under management among privately-owned banks, according to Investment Banks and Distributors National Association (Associação Nacional de Bancos de Investimento e Distribuidoras — ANBID).

Private Banking

     Our Private Banking unit targets high net worth individuals with potential investment portfolios over R$3 million. Many of our private banking clients are major shareholders or senior executives of our corporate clients.

     With three offices in Brazil — in São Paulo, Rio de Janeiro, and Belo Horizonte — our Private Banking business provides services to approximately 8,800 customers. The foreign operations of our Private Bank are supported by our international facilities through Unicorp Bank and Trust, Unibanco Luxembourg and UBT Finance.

     Our Private Bank offers innovative, unique products, in addition to investment advice and full asset management. Among the services offered are estate planning, corporate, tax, and real estate advice, as well as projects for asset planning, structured products, derivatives and investment operations with excellent profit levels.

     Among the assets under UAM management, R$ 14.9 billion were under management in our Private Banking business, a 52% growth from December 31, 2006, ranking us third in the ANBID’s global ranking, with a 9.8% market share.

Insurance and Pension Plans Segment

     As of December 2007, our Insurance and Pension fund companies ranked fourth in Brazil in terms of total consolidated premiums and contributions with a 7.6% market share, according to the Brazilian regulators (Superintendência de Seguros Privados), or “SUSEP”, and (Agência Nacional de Saúde Suplementar), or “ANS”.

     In 2007, our Insurance and Pension Plans investment contract income was R$516 million and our total net income of the Insurance and Pension Plans segment was R$104 million, based on our proportionate share of the joint venture.

Insurance

     Our Insurance business provides individuals and businesses with, among others, life, medical, automobile, personal property extended warranty insurance products and services, as well as pension plans. This business operates primarily through UASEG, our joint venture with American International Group, Inc. (“AIG”). We own 52.97% of the equity voting shares of UASEG.

     UASEG has the exclusive right to distribute insurance products through our branch network to our Retail and Wholesale customers. We believe that this distribution channel gives us a competitive advantage over many insurance companies that are not affiliated with financial institutions. The portion of UASEG’s insurance premiums obtained through our network customers generates significant cost savings and marketing synergies. UASEG also markets its insurance products through approximately 14,200 independent brokers and our call center, website and in-store branches. UASEG distributes products through banks, financial institutions and mass marketing programs to affiliated groups. We also have achieved a leadership position in sales of extended warranties for household appliances, which we offer at large retail stores.

Pension and Retirement Plans

     Our subsidiary Unibanco AIG Vida e Previdência S.A., or UAVP, manages reserves that consist of pension and retirement contributions made by institutional clients and individuals and serves over 1,400 corporate clients and 875,000 individual customers.

     As of December 31, 2007, UAVP ranked fourth in Brazilian pension plan revenues with a 6.6% market share, according to SUSEP’s official data and also ranked second in corporate pension plan revenues with an 18.6% market share, according to the National Federation of Private Pension and Life Plans (Federação Nacional de Previdência Privada e Vida), or “Fenaprevi.”

Unibanco Business Strategy — Overview

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

     Since the second quarter of 2004, we have implemented important changes to our internal structure. Our new business model focuses on (i) increasing profits; (ii) fostering a collaborative environment; (iii) continuing excellence in human resources; and (iv) reinforcing our focus on our Retail segment, through excellent customer service and credit growth.

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

     We have focused our growth strategy on expanding our retail customer base by offering new products, and through acquisitions, alliances with retailers and organic expansion of our operations. We have also focused on growing our SMEs customer base by designating a separate SMEs division within the Retail segment and training the staff at our branches to better serve these customers. We believe that this strategy contributes to improvements in our profitability and helps to lower our cost of funding.

     We are also focused on offering payroll-related services to SMEs and large corporate clients, as well as growing our payroll-linked loan portfolio through our wholly-owned subsidiaries, partnerships and joint ventures.

     We have also focused on the auto financing segment, serving the car dealer network of all automobile manufacturers in the country. Our distinctive strategy focuses on new vehicles, and we have consistently increased our market share in terms of financed units.

     Our strategy also focuses on the credit card and consumer finance segments. These businesses target different economic segments of the population than the ones that are generally targeted by Brazilian banks, and they are largely responsible for the growth and penetration of credit access in Brazil.

     In our Wholesale division, where we have traditionally been a market leader, we continue to improve our profitability by providing additional services to our large corporate clients such as cash management, derivatives and capital markets operations, payroll and investment banking services.

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

     In 2007, we continued our focus on maximizing efficiency, expanding this scope of the project and prioritizing the review and simplification of our operational processes. During 2007, we have already seen positive results in our expenses reflecting our increased efficiency. See “Item 5. Operating and Financial Review and Prospects.”

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

     We are focused on controlling our costs as well as managing all of our investments in order to maximize returns. For example:

  We have a multifunctional committee responsible for analyzing and approving our potential projects or strategic initiatives. As a result, projects and strategies are aligned;
  We established multifunctional teams responsible for improving our well developed cost control mechanisms. This group meets on a monthly basis in order to run the PDCA (Plan, Develop, Check and Adjust) cycle and to follow up with corrective actions based on key performance indicators;
  We have centralized all of our back office activities, from operations to accounting, and we are now reaping benefits from this synergy. This centralization process has included Fininvest, Hipercard, Dibens, Unicard and other smaller operations;
  We have reviewed and refined certain of our policies related to the reimbursement of out of pocket expenses of our employees (i.e. — travel, telephone and meal expenses);
  We have established a single credit concession and recovery unit for all retail linked units called Credit Factory (Fábrica de Crédito) which provides unified credit and collections operations, systems and platforms for all of our Retail customers;
  We reviewed all of our logistics operations, including transportation routes and our suppliers evaluation and assessment in order to seek greater efficiencies;
  We have consolidated and restructured our overseas platforms; and
  We have reduced our costs by outsourcing our document processing needs.

Jeito Unibanco

     In 2006, we created and distributed information to all of our employees about our internal culture, called Jeito Unibanco. Jeito Unibanco is comprised of 10 principles that we expect each of our employees to embody. Approximately 8,500 of our employees from different areas, positions and regions throughout Brazil took part in qualitative and quantitative surveys designed to define Jeito Unibanco.

     Jeito Unibanco has also been widely disseminated through our internal communication channels, training sessions and recruiting and selection procedures. All of our employees are required to sign a manual that outlines the terms of this commitment.

     In 2007, more than 1,000 managers participated in the Jeito Unibanco workshop. The workshop promoted the implementation of Jeito Unibanco, which we consider essential to the establishment of our high performance culture.

Retail Strategy

Increase Scale and Distribution Network

     We believe that our ability to maintain our position as a leading full service financial institution depends in part on maintaining and increasing scale in our Retail segment. Our customer base grew from 13.2 million in 2002 to approximately 29 million in 2007. We have increased scale in our Retail segment through organic growth, strategic transactions initiatives and several new cross-selling opportunities through our subsidiaries and strategic partners. As of December 2007, our total retail portfolio was R$37,176 million, representing 62% of our total loans, compared to 55% as of December 2006 and 55% in December 2005.

     We seek to increase our scale through carefully chosen acquisitions and strategic alliances. We believe that the consumer finance sector, including credit card businesses, is one of the most rapidly growing and profitable segments of the Brazilian retail financial services market. Maintaining a strong presence in consumer finance is central to our strategy of gaining scale in our Retail segment. We will expand our branch network over the next several years, in order to reach our market share and geographical coverage objectives.

     We believe that expanding our distribution network is essential to improve the quality and scope of our customer service. During the past several years, we have substantially increased our businesses, product portfolios and client base. Our continued increase in scale and improved quality control in product offering and customer service partially depends on an increase in and renovation of our distribution network, which includes increasing the number of branches, corporate-site branches, customer service centers (Núcleo de Atendimento ao Cliente – NACs), points of sale, and ATMs.

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

Enhance Quality —the New Service Model

     We have improved our quality control practices in order to ensure a high level of quality for our services and products. We have also enhanced our communication with our clients. We have undertaken several initiatives to maintain the high quality standard of our products and to satisfy our customers through the use of innovative communication channels with them.

     The New Service Model’s main objective is to improve the quality of service through the optimization of branch manager time and the development of tools to reduce the response time to customers’ demands. At the end of 2006, we had implemented the New Service Model in all of our branches.

     We believe that we have already experienced positive results from this New Service Model, such as an increase in our client base and improvement in our financial results. We still believe, however, that a continuous improvement in the quality of our products and services is key to increasing our client base and consequently enhancing sales and profits.

Focus on Credit Risk Management

     The risk management of our Retail segment, which is composed of individuals and SMEs requires specific systems and processes. In SMEs, the need to obtain additional guarantees has grown as a strategy to mitigate this segment’s increasing volatility. Several automated and/or statistical evaluation instruments are used, including credit and behavior scoring. An automatic credit system monitors loans at every stage. We also use a collection scoring system in order to determine our most efficient payment collection methods.

     We use rigorous standards of credit portfolio analysis and management, which can include restrictions on credit limit increases and on the renewal of overdraft limits. At the same time, we have a specific structure to monitor and validate policies, models and processes used in the evaluation and concession of credit.

     During 2007, the increase in lower risk portfolios, along with our risk management policy, allowed a continued improvement in the quality of our credit portfolio. We continued to apply a more conservative approach to the concession of loans, primarily implemented by our consumer finance companies in connection with unsecured personal loans. We began following this strategy in mid-2005, and it has succeeded in improving the quality of our loan portfolio as of December 2007, when compared to December 2006.

Wholesale Strategy

Enhance Our Market Position in the Brazilian Wholesale Sector and Deepening Our Client Relationship Base

     Our Wholesale segment aims to be the bank of choice for corporations and investors with interests in Brazil. Our strategy combines the strength of a commercial bank with the agility of a leading investment bank. Our in-depth knowledge of our clients and their businesses coupled with our financial capabilities allows us to establish credit limits and to structure transactions in innovative ways.

     Our Wholesale segment strategy is to build long-term banking relationships through regional coverage and industry-specific expertise. We offer distinctive products and services, including working capital credit lines, foreign exchange lending, banking services, corporate finance, advisory services and derivative products. In addition, we focus on the delivery of personalized solutions to meet our clients’ needs.

     We are one of the leading Brazilian banks participating in BNDES onlending programs. For more information, see The Brazilian Banking Industry section of this Item 4.B. As a financial agent of BNDES, we made available a sum of R$4.4 billion throughout 2007 for loans to third parties, with a market share of 11.6% in terms of total BNDES disbursements, maintaining the third position in the BNDES general ranking.

Treasury Strategy

Provide Adequate Funding, Liquidity and Competitive Prices for Commercial Bank Units, and Manage Our Balance Sheet Structure

     Our Treasury aims to provide adequate funding, liquidity and competitive prices to the Retail, Wholesale and Wealth Management segments. It also manages our balance sheet structure to maximize opportunities for profit and the funding needs of the Retail , Wholesale and Wealth Management segments (together, the “Commercial Bank”).

Maintain a Profit Center with Efficient Risk Management

     Our Treasury pursues efficient risk management, working closely with the Market Risk unit aiming to generate a positive contribution to our financial margin. Our Treasury seeks to maximize profits by providing structured derivatives for clients, managing our proprietary and commercial portfolios, and optimizing our funding structure.

     In 2007, especially during high volatility periods, efficient risk management enabled our Treasury to maintain its positive contribution to our results.

Wealth Management Strategy

Be the Leading Provider of Wealth Management Services in Brazil

     The mission of our Wealth Management segment is to provide proactive advice to help our clients to accumulate, preserve and transfer their wealth. We offer integrated financial solutions through our three main areas of expertise: asset management; private banking; and advisory services. Our tailored and value-added products are targeted towards middle to large-sized companies and pension funds and high net worth individuals, thus leveraging our unique position in those market segments.

     With the decrease in interest rates in the last two years and the recent volatility in the domestic and international markets, we, through UAM, seek to continue to retain, diversify and increase our client base, by increasing our offering of high value-added products such as credit risk, multi-market, off-shore and equity funds.

     In order to provide these services, we have developed a strong local and international network of wealth management specialists in the areas of estate planning, tax and real estate advice, among others. In the area of financial investments, we have developed a unique open structure through which our clients have access to our best investment products and also to the best investment products of third party asset managers.

Insurance and Pension Plan Strategy

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

     In developing insurance products for retail and corporate clients, we have achieved leading market positions in a variety of specialized areas such as extended warranties and D&O insurance. We also provide insurance products for the oil rig, maritime and aviation industries, as well as insurance covering enginnering, facultative and construction risks. Our focus on developing and offering value-added insurance products is supported by our joint venture with AIG, which gives us access to AIG’s expertise in product development and reinsurance, as well as a valuable brand name.

     Unibanco AIG is distinguished by the success of its innovative products. In 2007, we were the first company to offer an environmental insurance, the most distinctive feature of which is its coverage of gradual and ongoing pollution.

Enhance Profitability in Our Insurance Business through Cost Control, Operating Efficiency and Underwriting Expertise

     The profitability of our Insurance business depends in part on our ability to minimize expenses and losses. We have taken significant steps to reduce expenses in our Insurance operations, including the merger of several companies into Unibanco AIG, and the introduction of an internet portal to communicate with our insurance broker and the public.

     The continuing decline in interest rates in Brazil is placing a premium on operating efficiency in the insurance market. In the past, gains were primarily made in financial revenues from technical reserves. Unibanco AIG has been preparing itself by prioritizing positive operating results. Unibanco AIG's operating results participation on total earnings has been increasing substantially over the past few years, and it has been above the market average.

     Since the establishment of our joint venture with AIG, underwriters from both companies have participated in a combined underwriting process. For example, UASEG uses information from our insurance applications to evaluate life insurance proposals. For certain life insurance applicants, a medical examination is required to better analyze the risk. Property and casualty insurance underwriters and engineers assess and evaluate risks prior to issuing quotations for property and casualty coverage. The evaluations of underwriters and engineers are reviewed and underwritten at the head office of UASEG. We draw on our specialized knowledge of industry segments and catastrophe control, so that our underwriting decisions can take into consideration relevant account data and industry factors.

Improve Sales of Corporate Pension Plans

     The primary strategy of our pension plans business is to improve sales of corporate pension plans by adding new companies to our pension plan portfolio and increasing the size of our portfolio of individual plans. We offer several innovative investment contract products including Vida Gerador de Benefícios Livres, or VGBL, which combines life insurance with investment, enabling the insured party to redeem the invested amount at any time, while still offering coverage in case of death, accident or disability; and Plano Gerador de Benefícios Livres, or PGBL, which enables customers to save for retirement with a tax-deductible feature and may include insurance coverage for death, accident or disability. These pension products are mainly sold in our branches. Increasing sales and controlling expenses are the key drivers for the profitability of our pension plan business.

Additional Information about Unibanco

Technology

     Technology is important to the execution of several components of our business strategy. We have invested heavily in technology, and we will continue to invest in new technology to enable us to retain and enhance our competitive position in various markets to improve the quality of our services and to control costs.

     During 2007, we invested a total of approximately R$350 million in technology. Our principal technology projects included:

  enhancing IT processing capacity;
  reviewing branch processes;
  implementing expansion projects;
  developing a new treasury platform;
  building an enterprise data warehouse;
  implementing virtualization of servers;
  supporting implementation of Basel II; and
  upgrading our SAP.

Competition

     The market for financial services in Brazil, including banking, insurance and asset management, remains highly competitive. Since 1990, the banking industry in Brazil has gone through a period of consolidation. A number of banks were liquidated, many important state banks were privatized, many medium-sized non-state owned banks were sold and many were acquired by national or international banks. As of September 30, 2007, there were 134 multiple-service banks, 20 commercial banks, 17 investment banks and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

     Privately owned banks make up the largest sector of the banking industry. In December 2007, according to rankings published by the Central Bank, Banco Bradesco and Banco Itaú were the two largest privately owned banks in Brazil in terms of assets, followed by ABN AMRO Real, Unibanco and Banco Santander. There are also a number of mid-sized banks focused mainly in middle-market companies and payroll-linked loans, such as Banco Cruzeiro do Sul, Banco BMG, Banco Pine and Banco Sofisa.

     Public sector banks also have an important presence in the Brazilian financial market. Certain of these banks have larger distribution networks and customer bases than their private-sector counterparts. These banks, the largest of which are Banco do Brasil and Caixa Econômica Federal (“CEF”), accounted for 36.1% of total lending in the Brazilian banking system as of December 31, 2007, compared to 38.3% as of December 31, 2006. Public-sector banks operate within the same legal and regulatory framework as the private-sector banks and have a strong presence in the retail sector.

     In recent years, Brazilian banks have been facing increased competition from foreign banks. Citibank, HSBC, UBS and Credit Suisse, among others, have established a significant presence in the Brazilian market through investments and acquisitions. The competition from foreign banks was specifically pronounced in the Wholesale segment, in which UBS and Credit Suisse acquired a significant portion of the investment banking industry and have established themselves as market leaders.

     In 2007, a significant development occurred in the acquisition of ABN AMRO’s Brazilian unit, Banco Real, by Banco Santander, which created a new strong competitor.

     We expect that the recent acquisitions and partnerships will increase competition in the Retail sector, mainly in the consumer finance segment.

Credit Cards and Consumer Finance

     As of December 31, 2007, there were approximately 436 million credit and debit cards in use in Brazil. Of this amount, 93 million were credit cards, 201 million were debit cards and 142 million were private-label credit cards. The primary competitors of Unicard and Hipercard are Banco Itaú, Banco do Brasil, Banco Bradesco, Santander, Citibank (through Credicard's brand acquisition) and ABN AMRO Real. We believe that the primary competitive factors among credit card companies are price (interest rate, cardholder fees and merchant fees), card distribution network, card acceptance and name recognition.

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

     Consumer finance companies target different economic segments of the population than the ones that are generally targeted by banks, and they are largely responsible for the growth of credit access in Brazil. As access to credit grows in segments not generally served by commercial banks, consumer finance companies are likely to continue to experience strong growth rates. Several of the large commercial banks have established consumer finance companies and secondary brands to target this growing market. We believe the major competitors for Fininvest are Losango, which is owned by HSBC, Finasa, which is owned by Banco Bradesco, Taií, which is owned by Banco Itaú, Citifinancial, owned by Citibank, Cetelém, owned by BNP Paribas, GE Money, owned by GE Capital, and many small independent companies.

Asset Management and Private Bank

     The asset management industry in Brazil has been dominated by commercial banks offering fixed-income and equity funds to retail bank customers. Competition in the sector is mainly comprised of asset management companies from large banks such as Banco do Brasil, Banco Itaú, Banco Bradesco, CEF, HSBC, UBS Pactual, Santander, ABN AMRO Real and Credit Suisse Hedging-Griffo. However, some small independent asset managers, such as Mellon and Legg Mason have been able to carve out profitable market niches. Unibanco Asset Management has several competitive advantages, particularly its ability to offer a wide product range and its strong brand. In addition, UAM has distinguished itself with the quality of its investment processes, which include credit analysis, macroeconomic and company research, asset allocation models and risk control.

     Our primary competitors in the Private Banking industry in Brazil are Citibank, Banco Itaú, UBS Pactual, HSBC, ABN AMRO Real and Santander. Although this industry is dominated by the largest commercial banks, there is also competition from investment management boutiques. Our offshore private banking operations have local competitors, and foreign competitors such as JP Morgan Chase, Merrill Lynch, Morgan Stanley, Credit Suisse and the Swiss private banks (Lombard Odier Darier Hentsch, Mirabaud, Julius Baeur, among others).

Insurance and Pension Plans

     The Brazilian insurance and pension plans market is highly competitive. The total insurance and pension plans market in 2007 had R$75.9 billion in premiums and pension contributions. The ten largest insurance and pension plan groups had 80.6% of the market share in this area as of December 2007; UASEG had a 7.2% share of the insurance market, and UAVP had a 10.9% share of the pension plans market (excluding VGBL products), representing a combined market share of 7.6% in insurance and pension plans.

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

The Brazilian Banking Industry

General

     The Brazilian government controls some commercial banks and public financial institutions that play an important role in the Brazilian banking industry. These public financial institutions hold a significant portion of the banking system’s total deposits and total assets and they are stronger than private banks in the residential mortgage and agricultural lending markets. In addition, the development banks operated by the Brazilian government act as regional development agencies.

State Owned Sector

The three main public financial institutions controlled by the Brazilian government are:

  Banco do Brasil, which provides a full range of banking products to both the public and private sectors. Banco do Brasil is the largest commercial bank in Brazil and the primary financial agent of the Brazilian government;
  BNDES, a development bank that provides medium and long-term financing to the Brazilian private sector, mainly in the industrial sector. BNDES provides funding both directly and indirectly through onlending by other public and private sector financial institutions; and
  CEF, a bank involved principally in deposit-taking activities and financing for housing and urban infrastructure.

Non-state Owned Sector

The following are the principal types of private financial institutions:

  multiple-service banks, such as Unibanco, which are licensed to provide a full range of commercial banking, investment banking (including securities underwriting and trading), consumer finance and other services;
  commercial banks, which are primarily engaged in wholesale and retail banking and are particularly active in deposit-taking and lending for working capital purposes; and
  investment banks, which are principally engaged in underwriting securities and structured transactions.

Regulation and Supervision

Principal Regulatory Bodies

     The Brazilian Financial System (Sistema Financeiro Nacional) is composed of the following regulatory and inspection bodies:

  the CMN;
  the Central Bank;
  the CVM;

  the National Private Insurance Council (Conselho Nacional de Seguros Privados) or CNSP; and
  the SUSEP.

     The CMN, the Central Bank and the CVM regulate the Brazilian financial and capital markets industries, while the CNSP and SUSEP regulate the insurance market.

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

Central Bank	Brazilian Securities Commission

• implements the currency and credit policies established by the CMN;	• implements and regulates the securities and exchange policies established by the CMN;

• controls and supervises all public and private sector financial institutions;	• controls and supervises the Brazilian securities market;

• has the power to authorize and approve:	• has the power to approve, suspend and cancel:

• the establishment and operation of financial institutions;	• the registration of public companies;

• capital increases by financial institutions;	• the authorization for brokers and dealers to operate in the securities market; and

• the establishment of branches and facilities in Brazil and abroad;	• public offerings of securities;

• mergers and acquisitions of financial institutions;

• amendments to bylaws of financial institutions;

• establishment or relocation of the principal place of business of financial institutions; and

• merger, spin-off or acquisition transactions resulting in the change of control of financial institutions;

Central Bank	Brazilian Securities Commission

• establishes:	• supervises the activities of:
o minimum capital requirements;	o public companies;

o compulsory reserve requirements;	o stock exchanges;

o operational limits;	o commodities and futures exchanges;

o market members; and

o financial investment funds and variable income funds;

• requires the submission of:	• requires:
o full disclosure of material events affecting the market;
o annual audited financial statements ;
o annual and quarterly reporting by public companies; and
o semi-annual audited financial statements;

o quarterly reviewed financial statements; and
• imposes penalties.
o monthly unaudited financial statements;

• requires full disclosure of:
o all credit transactions;

o foreign exchange transactions;

o export and import transactions;

o any other related economic activity; and

o imposes penalties.

National Private Insurance Council

  establishes directives and general rules of private insurance policies;
  establishes general terms for insurance contracts;
  establishes accountability and statistics general rules to be observed by insurance companies;
  sets a limit to the capital of insurance and reinsurance companies;
  establishes index and technical conditions regarding rates, investments and other patrimonial relations to be observed by insurance companies;
  establishes general rules for reinsurance transactions; and
  imposes penalties.

Private Insurance Superintendency

  implements the CNSP policies and ensures compliance with such policies by insurance companies;
  supervises the constitution, organization, and operation of insurance companies, including but not limited to:
  issuance of rules regarding insurance transactions;
  analysis and approval of operational limits for insurance companies;
  supervision of the compliance by insurance companies with accounting rules and with relevant legislation;
  execution of the liquidation of insurance companies, and
  analysis and approval of the commercial and the product conditions of the insurance distributed by insurance companies; and
  imposes penalties.

Principal Limitations, Restrictions and Requirements on Financial Institutions

     Under Brazilian laws and regulations, financial institutions operating in Brazil may not:

  operate in Brazil without the prior approval of the Central Bank;
  invest in the equity of any other company above the regulatory limits;
  lend more than 25.0% of its adjusted net worth to any single person or group;
  own real estate, except for its own use; or
  grant loans to or guarantee transactions of any company,
  in which they hold more than 10% of the capital (except for loans to leasing subsidiaries), or that holds more than 10% of their capital (except for as approved by the Central Bank).

Requirements

Capital Structure Requirements

     Financial institutions must be organized as corporations and may divide their capital into voting (common share) and non-voting (preferred share) shares, although, non-voting shares may only represent up to 50% of their total capital. As corporations, they are subject to all the provisions of the Brazilian corporate law and, if they are registered as public companies, to the supervision of the CVM.

Reserve Requirements

     The Central Bank currently imposes compulsory reserve and related requirements that financial institutions in Brazil must deposit with the Central Bank. The Central Bank uses reserve and deposit requirements as a mechanism to control the liquidity of the financial system. The reserves imposed on demand deposits, savings deposits and time deposits account for substantially all amounts required to be deposited with the Central Bank.

     In January 2008, the Central Bank also established a compulsory deposit requirement on interbank deposits from leasing companies. Since our leasing company invests most of its available cash in interbank deposits with us, this could have an adverse effect on our cost of funding. For further discussion of reserve requirements and the potential impacts of such measures, please see “Item 5. Operating and Financial Review and Prospects—Macroeconomic Factors Affecting Our Financial Condition and Result of Operations—Effect of Government Regulation on Our Financial Condition and Results of Operations—Compulsory Deposit Requirements.”

Mandatory Credit Allocation Requirement

     For social purposes, Brazilian law imposes mandatory credit allocation requirements on financial institutions in order to foster certain economic activities.

Micro-credit

     The Brazilian government has taken several measures intended to encourage lower-income individuals to have greater access to the Brazilian Financial System. Such measures include the requirement for credit allocation, the simplification of banking procedures, and the liberalization of credit union (cooperativas de crédito) regulations.

     Since 2003, commercial banks, full service banks licensed to provide commercial banking services, the CEF and credit unions must allocate 2% of their cash deposits to low-interest-rate loan transactions designated for lower-income individuals, small companies and informal entrepreneurships, following a specific methodology. Interest rates on these loans cannot exceed 2% per month, the repayment term cannot be less than 120 days, and the principal amount of the loan cannot exceed R$1,000 for individuals, and R$3,000 for micro-enterprises.

     In addition to these low-interest-rate loans, in 2005, a program targeting the production sector was implemented. This program is called Programa Nacional de Microcrédito Produtivo Orientado (National Program of Directed Micro Credit Production), and its purpose is to address small companies’ and individuals’ financial needs, within their businesses and production activities. In 2006, the Central Bank fixed the maximum interest rate for such loans, which is currently at 4% per month, the minimum repayment term, which cannot be fewer than 120 days, and the maximum principal amount, which is capped at R$10,000.

Housing Finance and Real Estate Credit

     According to Brazilian regulations, financial institutions are required to utilize at least 65% of their savings accounts balances to fund real estate and construction financing (“housing allocation”). Such financing may be provided directly by the financial institutions, through loans and credit lines extended to its clients, or indirectly, through securitization of loans granted by third parties (such as real estate companies), to their clients.

     This regulation is also designed to encourage financial institutions to extend loans to low and middle-income families. Eight percent of the housing allocation must be used exclusively to fund loans in amounts less than R$ 245,000.00, which will be applied to the construction or acquisition of residential properties whose total market value is under R$ 350,000.00. The interest rates applicable to such financing are capped at 12% per year. The remaining 20% of the housing allocation may be granted by Brazilian financial institutions for any real estate financing, without amount, market value, or interest rate limitations.

Rural Loans

     Rural financing, which is limited to agricultural and cattle raising activities, is also subject to special regulation. Due to such regulation, financial institutions are required to use 25% of their checking accounts deposits balances to fund such loans. The regulation also limits the terms of the loans by stipulating interest rates and maturity, in accordance with the nature of the rural activity financed by the relevant financing.

Capital Adequacy Requirements

     The Central Bank sets the minimum risk-based capital-adequacy ratio required for banks operating in Brazil. Such minimum capital requirement reflects the minimum balance between risk-adjusted assets and liabilities the Central Bank considers adequate for a bank to operate in Brazil.

     Brazilian financial institutions must comply with guidelines similar to those of the Basel Accord on risk-based capital adequacy. The requirements imposed by the Central Bank differ from the Basel Accord in a few aspects. Among other differences, the Central Bank:

  imposes a minimum capital requirement of 11% in lieu of the 8% minimum capital requirement of the Basel Accord;
  requires an additional amount of capital with respect to off-balance sheet interest rate and foreign currency swap operations; and
  assigns different risk weights to certain assets and credit conversion amounts, including a risk weight of 300% on deferred tax assets relating to income and social contribution taxes.

     The 11% minimum capital ratio imposed by the Central Bank for capital adequacy of Brazilian financial institutions is higher than the 8% minimum capital ratio imposed by the Basel Accord, in effect in the United States for U.S. financial institutions, as a result of specific characteristics of the Brazilian economy, such as its higher volatility. Notwithstanding the above, Brazilian banks may freely increase this capital ratio in accordance with their respective financial conditions and internal policies.

     In addition to capital adequacy requirements, financial institutions are subject to certain operational limits, such as limits on credit-risk concentration and limits on foreign-currency exposure. Operational Limits are calculated based on Reference Capital, which is considered capital in order to determine the financial institutions´ capital adequacy. The Reference Capital of financial institutions is its adjusted shareholders´ equity, represented by the sum of Tier 1 and Tier 2 capital.

     In February 2007, the CMN enacted Resolution 3.444/07 which redefined (i) the concepts of Reference Capital, (ii) the calculation method of both Tier 1 and Tier 2 capital, and (iii) the terms and conditions required for subordinated debt or hybrid bond instruments to compose Tier 2 capital and the terms and conditions required for hybrid bond instruments to compose Tier 1 capital. According to Resolution 3.444/07, each Tier is composed as follows:

  Tier 1 corresponds to stockholders’ equity plus positive result account plus deposits into collateral accounts to remedy capital deficiencies minus negative result account, excluding reserves, contingency reserves and special profit reserves related to mandatory dividends not yet distributed, the amounts related to preferred cumulative stock and preferred redeemable stock, certain tax credits, deferred permanent assets (save for premiums paid in the acquisition of investments), unpaid balance of gains and losses that arises from the market value of securities classified as “securities available for sale” and derivative transactions used to hedge cash flow; and

  Tier 2 corresponds to revaluation reserves plus contingency reserves, special profit reserves related to mandatory dividends not yet distributed, the amounts related to preferred cumulative stock and, preferred redeemable stock, unpaid balance of gains and losses that arises from the market value of securities classified as “securities available for sale”, and derivative transactions used to hedge cash flow, subordinated debt and hybrid instruments. The total amount of Tier 2 capital may not exceed the total amount of Tier 1 capital, provided that: (i) the total amount of revaluation reserves in Tier 2 capital may not exceed 25% of the Reference Capital; (ii) the total amount of subordinated debt in Tier 2 capital plus the amount of preferred redeemable stock, in each case originally maturing in less than 10 years, may not exceed 50% of the Tier 1 capital amount; and (iii) a 20% reduction shall be applied to the amount of the subordinated debt and preferred redeemable stock in Tier 2 capital every year for the 5 years immediately preceding the respective maturity. Please note that, in the case of subordinated debt with a redemption option, issued under Resolution 3.444/07, the date such option may be exercised shall be considered as the maturity date for Tier 2 calculations.

     In 2007, the CMN and the Central Bank also issued new rules for the risk-based capital adequacy of Brazilian financial institutions, modifying the Brazilian principles to better approximate them to the latest guidelines provided by the Basel Accord. The Brazilian authorities defined a standard system of risk-weighing assets, which recognizes three types of risks — market risk, credit risk and operational risk. The rules will be effective as of July, 2008, with the exception of foreign currency exposure rules, which have been in effect since August, 2007.

     Notwithstanding such standardized system of risk assessment, the Central Bank has announced that Brazilian financial institutions that have international holdings and a significant role in the National Financial System, may adopt more effective internal methodologies of credit, market and operational risk management. These more effective internal methodologies may consist of, among other measures, the use of a more advanced approach based on internal systems of risk classification. Until December 2012, such financial institutions will be able to elaborate and to adopt these more effective internal methodologies while observing the minimum standards and requirements established by the Central Bank.

     Brazilian financial institutions calculate their capital adequacy ratio and their Reference Capital in accordance with Accounting Practices Adopted in Brazil and Central Bank rules.

Restrictions and Limitations

Restrictions on Funding Mechanisms

     Financial institutions raise funds through a variety of deposit transactions, generally time deposits, which must comply with all relevant legislation and regulation. Federal legislation imposes restrictions on this type of funding by financial institutions in the local market through prohibitions on the issuance of debt and any borrowing through loans. Notwithstanding such restrictions, leasing companies of financial institutions may issue debentures and borrow through loans in the domestic and international markets.

Constitutional Restrictions on Financial Institutions

     The Federal Constitution provides that a special law will regulate foreign investments in Brazilian financial institutions. As long as such special law is not issued, foreign investments are only permitted if they have specific authorization from the Brazilian government.

     Notwithstanding the above, Brazilian government has declared that foreign investments in financial institutions are in the government’s interest, as long as the foreign company or individual does not have any voting rights. Therefore, authorization from the Brazilian Government is not required for companies or individuals to acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts offered abroad representing such non-voting shares.

     The Federal Constitution also prohibits foreign financial institutions from establishing new branches in Brazil, except when duly authorized by the Brazilian government. A foreign financial institution duly authorized to operate in Brazil through a branch or a subsidiary is subject to the same rules, regulations and requirements that are applicable to any Brazilian financial institution.

Limitations on Repurchase Transactions

     Repurchase transactions (operações compromissadas) are transactions involving assets that are sold or purchased subject to a repurchase or resale commitment on an established date or within an established term.

     Repurchase transactions executed in Brazil are subject to operational capital limits based on the financial institution’s adjusted shareholders’ equity. A financial institution may only hold repurchase transactions in an amount up to 30 times its adjusted shareholders’ equity. Within that limit, repurchase transactions involving private securities may not exceed five times the amount of adjusted shareholders’ equity. Limits on repurchase transactions involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

Restrictions on Risk Concentration

     Brazilian law prevents financial institutions from concentrating risks in only one person or group of related persons. The regulation prohibits a financial institution from extending credit to any person or group of related persons in an aggregate amount equivalent to 25% or more of the financial institution’s adjusted shareholders’ equity. This limitation applies to all transactions involving extension of credit, including those involving:

  loans and advances;
  guarantees;
  the underwriting, purchase and renegotiation of securities; and
  inter-bank deposits.

Restrictions on Fees and Interest Rates

     Brazilian laws and regulations issued by the CMN impose several restrictions on both the fees and the interest rates charged by financial institutions. These restrictions require compliance with certain indices, rates and parameters mandated by regulation. The most significant recently enacted restrictions include:

  Payroll-linked loans: since December 2003, certain regulated employees may authorize their employers to deduct from their paychecks the amounts due under certain applicable loan, financing and lease agreements and to pay the creditor such amounts directly in accordance with the terms and conditions under the respective agreements. Since this arrangement decreases the financial institution’s credit risk on the transaction, there are limits on the interest rates financial institutions may charge;

  Prepayment Commissions: since December 2007, financial institutions are prohibited from charging their retail clients for payments made in advance of the maturity date of credit transactions. In addition, the Central Bank established guidelines to calculate the present value of payments or settlements of those credit transactions;

  Mandatory Credits Allocation: financial institutions must comply with certain limitations on interest rates they charge under government-mandated programs for the benefit of Brazilian society. Please see “Mandatory Credits Allocation Requirements” above for additional information about these programs and the limits on the interest rates; and

  Salary Accounts: financial institutions are prohibited from charging their clients fees on certain transactions made through their salary accounts, which such clients are required to maintain with a bank designated by their employer, pension fund or other income provider. Please see “Regulations to Foster Competition” below for additional information about these accounts and the restrictions on fees.

Restrictions on the Extension of Credit

     Financial institutions may not grant loans to, or guarantee the transactions of their affiliates, except in some limited circumstances. For this purpose, the law defines an affiliate as:

  any company which holds more than 10% of the share capital of the financial institution;
  any company in which the financial institution holds more than 10% of the share capital; or
  managers of the financial institution (executive officers, directors and their family members), and any company in which these persons hold more than 10% of the share capital or in which they are also managers.

     Moreover, there are certain restrictions imposed on financial institutions limiting the extension of credit to public-sector entities, such as government-owned companies and governmental agencies, which are in addition to certain limits on indebtedness to which these public sector entities are already subject.

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

Regulations

Assignment of Credit Rights and Securitization

     The assignment of credit rights, derived from loans, financings and leasing, is regulated by the Brazilian Civil Code and regulations promulgated by the CMN and reviewed by the Central Bank. Under these regulations:

  financial institutions are allowed to assign credit rights to other financial institutions and leasing companies are permitted to assign credit rights to other leasing companies and to financial institutions;
  financial institutions and leasing companies are allowed to assign credit rights to non-financial institutions, subject to the following conditions: (i) the seller cannot be a co-obligor; (ii) a repurchase of the credit rights is prohibited; and (iii) the settlement must be in cash;
  financial institution cannot assign credit rights to non-financial institutions from the same economic group without prior Central Bank approval; and
  if the credit rights are denominated in a foreign currency, the assignee must have compatible funding in the same currency.

     Credit assignments as part of securitizations, however, are exempt from these regulations. Accordingly, the seller of credit rights in a securitization is allowed to be a co-obligor and may repurchase the credit rights. In addition, when the securitization company is controlled by, or affiliated with, the seller or when the credits are assigned with a repurchase obligation, the seller is required to notify the Central Bank’s Credit Risk System.

Regulations to Foster Competition

     Certain restrictions are imposed on the services rendered by Brazilian financial institutions in order to, among other things, increase competition within the financial sector and protect consumers from abusive practices. Some of these restrictions include:

  Salary Account: As of April 2, 2007, employees are entitled to designate a bank account to receive their salary or retirement, pension and other labor and social security benefits. Transfers from this designated account to any of the account holder’s other bank accounts are exempt from bank fees;
  Records Mobility: Since September 6, 2006, a client of one bank can request that financial institutions provide to another financial institution his or her record of credit transactions and an account statement that includes the last 12 months of activity.
  This information is intended to improve the quality and efficiency of credit analysis and thereby allow the lending bank to tailor the interest rate to the credit of the borrower; and
  Insurance Regime: The Federal depositary insurance has begun guaranteeing losses of up to R$60,000 per customer in the event of bank insolvency, which, among other things, is aimed to increase client confidence in smaller baking institutions.

     By creating mechanisms that will make it easier for clients to open new bank accounts and transfer their funds from one institution to another, these new regulations facilitate a client’s ability to switch their business from one financial institution to another.

Securities Market Regulation

     The Brazilian securities market is regulated by the Central Bank, CMN, the CVM and stock exchanges, such as BM&F, BOVESPA and organized over-the-counter markets, which trade securities and financial assets. Derivatives are classified as securities and are subject to securities regulations and supervision.

     In October 2007, the CMN eliminated the restrictions on the types of assets that were permitted to underlie derivatives transactions. Accordingly, any asset may underlie a derivative transaction, provided that the price of such underlying asset is calculated and published periodically and that the method employed to determine its price is subject to independent verification. All derivatives transactions be registered with an entity authorized by the Central Bank and the CVM, such as CETIP (Câmara de Custódia e Liquidação) or BM&F. In April of 2008, the CVM issued a new regulation, which provides that as of July of 2008, derivatives agreements must be approved by the entity with which the derivatives transactions are registered (either the CETIP or the BM&F). The rules pursuant to which such approval will be granted have yet to be published.

     On May 8, 2008, the shareholders of BM&F and BOVESPA approved the merger of their two companies. The merger is still pending approval by the CVM and by the regulatory body responsible for anti-trust matters (Conselho Administrativo de Defesa Econômica or CADE). According to press releases published by both companies, this merger aims to reach a more efficient structure; saving costs related to the two exchange markets and increasing the profitability of both companies.

     We are subject to regulation in conjunction with our roles as underwriter, broker and asset manager, as described below.

Role as Underwriter

     Except in specific circumstances, any public distribution or public offering performed in the securities market shall be intermediated by institutions, including financial institutions, that participate in the Securities Distribution System.

     As underwriter, financial institutions are jointly responsible with the issuers for certain compliance obligations such as: (i) registration requirements; (ii) disclosure obligations; (iii) insider trading prohibitions; (iv) special qualification requirements for managers; and (v) rules protecting minority shareholders.

     Furthermore, when acting as an underwriter of a public distribution of securities, an intermediary institution shall take all possible measures and act with the highest standards of diligence as well as take responsibility for any lack of diligence or omission to assure that:

  the information provided by the issuer is true, consistent, correct and adequate, allowing investors to make informed investment decisions; and
  the information disclosed to the market during distribution of securities, including interim financial information required to be filed by the issuer to update its registration with the CVM or any economic-financial feasibility study, if applicable, that is integrated into the prospectus, is sufficient, allowing the investors to make informed investment decisions.

Role as Broker

     Brokerage firms that have been chartered by the Central Bank are the only institutions in Brazil authorized to trade on Brazil´s securities exchanges and on organized over-the-counter markets. Brokerage firms authenticate and liquidate securities and financial assets traded through them. One of the principal obligations of a brokerage firm is to identify investors and supervise their transactions in order to prevent money laundering. In connection with this supervisory role, brokerage firms are obligated to select a director responsible for this oversight.

Role as Asset Manager

     The CMN and CVM also regulate and supervise the management of third party assets and investment funds, which may be provided through direct management of portfolios or through investment funds. Only individuals or entities authorized by the CVM may act as managers of third party assets. Financial institutions must appoint an officer as the agent responsible for the management of third party assets and segregate such assests from their other activities.

     In addition, strict “Chinese Wall” policies are required to guarantee the independence of the personnel who work in the asset management segment by isolating them from the areas that trade the financial institution’s own investment portfolios.

     The Central Bank, except in very specific circumstances, has prohibited institutions that manage third party assets and their affiliated companies from investing in the funds they manage. There are also some rules regarding mutual funds portfolio diversification and composition, which aim to reduce exposure to certain types of risk.

     Fund managers are required to account for and record all fund’s portfolio assets at their fair market value.

Foreign Currency Regulation

Foreign Currency Exchange

     The Brazilian foreign exchange market is subject to extensive regulation and supervision by the Central Bank and the CMN. Only institutions authorized by the Central Bank to operate in the foreign exchange markets may purchase and sell foreign currency in Brazil.

     These foreign exchange rules also set forth certain standards for international payments related to trade and financial transactions, such as standardized agreements, registration on the Central Bank Information System (SISBACEN) and documentary evidence of the transaction.

Foreign Currency Exposure

     The Central Bank imposes a limit on the net exposure of Brazilian financial institutions and their affiliates to assets and liabilities denominated in or indexed to fluctuations in foreign currencies and gold. As of June 2007, this limit is 30% of adjusted shareholders’ equity.

Foreign Currency Loans

     Financial institutions may borrow reais-denominated or foreign currency-denominated funds in the international markets for any purpose, including on-lending such funds in Brazil to Brazilian corporations and other financial institutions without the prior written consent of the Central Bank. Although the Central Bank may establish limits on the term, interest rate and general conditions of such international loan transactions (including the issuance of bonds and notes by financial institutions), currently there are no limits imposed on such transactions, and financial institutions are only required to register the loans with the Central Bank. The Central Bank, however, frequently changes these regulations in accordance with the economic scenario and the monetary policy of the Brazilian government.

Internal Compliance Procedures

     All financial institutions must establish internal policies and procedures to control their activities; supervise the financial, operational and management information systems; and ensure compliance with all applicable regulations.

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

Independent Accountants and Audit Committee

Independent Accountants

     All financial institutions must be audited by independent accountants. Independent accountants can only be hired if they are registered with the CVM, certified in specialized banking analysis by the Federal Board of Accounting (Conselho Federal de Contabilidade) and the Institute of Brazilian Independent Auditors (Instituto dos Auditores Independentes do Brasil) and meet several strict requirements that assure their independence. In addition, financial institutions must replace their independent accounting firm at least every five consecutive fiscal years and former accountants can be rehired only after three complete fiscal years have passed since their prior service. Financial institutions must designate a senior manager to be responsible for compliance with all regulations regarding financial statements and auditing. The Central Bank, however, issued Resolution No. 3503 on October 26, 2007 which suspend the obligation to replace the independent accounting firms at least every five consecutive fiscal years through December 31, 2008 for all of the institutions under Central Bank regulation.

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

Audit Committee

     In accordance with CMN regulation, all financial institutions that (i) have reference assets or consolidated reference assets equal to or in excess of R$1 billion; (ii) manage third-party funds of at least R$1 billion; or (iii) hold deposits and manage third-party funds in an aggregate amount of at least R$5 billion, are required to have an in-house audit committee.

     Audit committees should be created subject to an express provision in the bylaws of the respective financial institution and should be composed of at least three members, one of which specializes in accounting and auditing. For further information, see “Item 16.A Audit Committee Financial Expert.” Audit committee members of financial institutions with shares traded on a stock exchange may not (a) be or have been in the previous twelve months: (i) an officer of the institution or its affiliates; (ii) an employee of the institution or its affiliates; (iii) an officer, manager, supervisor, technician, or any other member of the team involved in auditing activities at the institution; or (iv) a member of the institution’s audit council or that of its affiliates and (b) be a spouse or relative of the persons described in items (a)(i) to (iii).

     Audit committee members of publicly trade financial institutions are also forbidden from receiving any other kind of remuneration from the institution or its affiliates other than that relating to their respective post as a member of the audit committee. In the event an audit committee member of the institution is also a member of the board of directors of the institution or its affiliates, such member must opt for remuneration related to only one of the posts. The audit committee should report to the board of directors or officers, as applicable and its principal functions are to:

  nominate the independent auditor to be elected by the board of directors;
  supervise the work of the independent auditor;
  request that the independent auditor be substituted whenever deemed necessary;
  review the semi-annual financial statements as well as the administrative and auditing reports;
  supervise accounting and auditing, including compliance with internal procedures and applicable regulations;
  evaluate the compliance of the financial institution’s management with the guidelines provided by the independent auditor;
  receive and disclose information in the event of any non-compliance with internal procedures or applicable regulations;
  advise officers and directors with respect to the adoption of internal controls and procedures; and
  meet with officers and directors, independent auditors and internal accountants to verify compliance with committee guidelines.

     According to Central Bank regulations, the audit committee is required to be a body, created by shareholder resolution, which is separate from the board of directors. Notwithstanding the requirement of separate legal entities, the members of the audit committee may be members of the board of directors, provided that they meet certain independence requirements. In addition, under Brazilian law, the hiring of the independent auditor is a function reserved exclusively for the board of directors of a company. Furthermore, Brazilian legislation permits the creation of a single committee for an entire group of companies.

     Independent auditors and the audit committee must immediately notify the Central Bank of the existence or evidence of error or fraud within a maximum period of three business days from the respective identification of the same, including:

  non-compliance with legal and regulatory norms that place the continuity of the audited entity at risk;
  fraud of any amount perpetrated by the administration of said institution;
  relevant fraud perpetrated by entity employees or third parties; or
  errors that result in significant mistakes in the accounting records of the entity.

Ombudsman (Ouvidoria)

     We have created an ombudsman department (Ouvidoria) independent from our internal audit committee, which complies with regulatory requirements of CMN Resolution 3,477 of June 26, 2007. The Ouvidoria is responsible for the control of all our clients’ claims and opinions, efficiency in responding to clients, internal handling of deficiencies identified in our operational processes, staff training, among others. The Ouvidoria shall, among other things, prepare semiannual reports containing information on clients’ complaints and opinions.

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

     A loan may be upgraded if it has a credit support or downgraded if in default. Banks cannot charge-off credit transactions until six to 12 months after they are ranked H, depending on this initial maturity.

     Some loans may be charged-off in less than six months from the date they were past due if they were ranked H before becoming past due, which may occur if the bank classified the loan as a high credit risk where, for example, the borrower is bankruptcy or in very poor financial condition. Moreover, the Central Bank allows loans with maturities in excess of 36 months to be charged-off in 12 months. Furthermore, if personal or corporate loans are fully collateralized (such as by mortgages or vehicles in automobile financing), they may take more than one year to be ranked H.

As part of our risk assessment policy, we analyze:

  the economic and financial condition of each debtor and its guarantors, including their level of indebtedness, capacity for generating profits, cash flow, quality of management and internal controls, payment history, contingencies, type of economic activity and credit limits; and
  the nature and purpose of the transaction, as well as sufficiency of the collateral, level of liquidity and total amount of the loan.

     In the case of loan transactions with individuals, in addition to the criteria set forth above, we also evaluate the individual’s income, net worth and credit history (as well as other personal data).

     For loans that are past due, the regulations establish maximum classifications, as follows:

Maximum
Number of Days Loan is Past Due(1)	Classification

15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H
___________________
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

     In the event that the amount of a client’s transaction exceeds R$5,000 or the aggregate amount of transactions of a single client is equal to or greater than R$ 5,000,000 the financial institution must provide the Central Bank with:

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

     Moreover, the CMN announced that in 2007 the Central Bank would reduce the threshold for reporting loans from R$5,000 to R$3,000. Although this reduction has not yet occurred, we expect that a reduction in the threshold would yield an increase in registered financial transactions, especially those relating to individual and consumer finance.

Anti-Money Laundering Law

     Pursuant to the Brazilian anti-money laundering law, financial institutions must:

  identify and maintain up-to-date records regarding their customers;
  maintain internal controls and records;
  keep records, for a five-year period, of any transaction or set of transactions performed by individuals or entities pertaining to the same economic group involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money;
  review transactions or proposals with characteristics which may indicate the existence of a crime; and
  communicate any suspicious transaction to the appropriate authorities (without the customer’s knowledge), within 24 hours.

     In addition, the Brazilian anti-money laundering law created the Financial Activity Control Council. The main role of the Council is to promote cooperation among the Brazilian governmental bodies responsible for implementing national anti-money laundering policies, in order to avoid the performance of illegal acts and frauds. In 2008, in addition to the rules mentioned above, the CVM issued a new regulation whereby financial institutions must follow certain special procedures concerning banking transactions of Politically Exposed Persons (“PEP”). Under these rules, the financial institutions also must:

  identify PEPs;
  supervise the commercial relations carried out by PEPs;
  focus on new commercial relationship with PEPs and on transactions executed with PEPs from countries that maintain strong financial relationships, common boundaries or ethnic, linguistic or political similarities with Brazil.

     Additionally, in order to prevent financial transactions in connection with terrorism, financial institutions must inform the appropriate authorities of any transaction involving:

  Osama bin Laden and members of Al-Qaeda and Taliban, as recorded on the list of persons and entities published on: http://www.un.org/Docs/sc/committees/1267/1267ListEng.htm persons affiliated with Sadam Hussein or the prior Iraqi government, as recorded on the list of persons and entities published on: http://www.un.org/Docs/sc/committees/IraqKuwait/IraqSanctionsCommEng.htm all other people with terrorists connections.

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
  transactions involving “tax havens”;
  expenses or investments that exceed the declared available income;
  overseas currency remittances through non-resident accounts in amounts which exceed the declared available income; and
  legal entities that have their registration with the General Taxpayers Registry cancelled or declared null.

     Other than in the circumstances described above, information protected by bank secrecy laws can only be provided in compliance with a court order or an order by a Congress Inquiry Committee, or CPI.

Client Relationships

     The relationship between financial institutions and their clients is regulated in general bylaws applicable to all commercial transactions, and by the Brazilian Civil Code in particular.

Regulations established by the CMN and the Central Bank, however, address specific issues relating to banking activity and contracts, complementing the general regulation.

The Consumer Defense Code and the Banking Client Defense Code

     The Brazilian Consumer Defense Code was enacted in 1990 to establish rules to govern the relationship between product and service providers and consumers and to protect consumers and, since June 2006, is also applicable to the relationships financial institutions have with their clients. Financial institutions are also subject to the Banking Client Defense Code, a regulation enacted by the CMN, which, among other things, specifically regulates the relationship between financial institutions and their clients.

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

Supervision in Other Jurisdictions

     We have branches and subsidiaries in several other jurisdictions, including [• ]. The Central Bank exercises global consolidated supervision over branches, subsidiaries and representative offices located in other jurisdictions, and the prior approval of the Central Bank is necessary to establish any new branch, subsidiary or representative office. In most cases, however, financial institutions are required to obtain governmental approvals from local central banks and monetary authorities in other jurisdictions before initiating business in such jurisdiction, and in all cases are subject to local authorities’ supervision.

Taxation of Financial Transactions

Temporary Contribution on Financial Transactions (CPMF)

     The Temporary Contribution on Financial Transactions (Contribuição Provisória sobre Movimentações Financeiras), or CPMF, expired in December 2007. Although the Brazilian Congress considered extending the effective period for the CPMF, levied at a rate of .38% on all financial transactions, on December 13, 2007, the Senate rejected the extension.

     The Brazilian government, however, retains the ability to reestablish the CPMF through a Constitutional Amendment for the purpose of funding the health care system.

Increase in CSLL Tax Rate

     On January 3, 2008, the Brazilian government published Provisional Measure 413, which was converted into Law Nº 11,727 on June, 23, 2008, and, included, among other provisions, an increase in the rate of the CSLL from 9% to 15%;

     The new rate specifically applies to financial institutions, private insurance companies, capitalization companies and other similar entities. Other legal entities are still subject to the CSLL at the rate of 9%.

Tax on Financial Transactions (IOF)

     The Tax on Financial Transactions (Imposto sobre Operações Financeiras), or IOF, taxes four different types of transactions at different rates. At present, the actual rates are much lower than their legal limit.

     On December 17th, 2007, Decree No. 6,306 introduced new provisions regarding the IOF effective January 4, 2008.

     This Decree increased the IOF rate on several financial transactions involving loans, insurance and foreign exchange transactions by 0.38% .

     Furthermore, the daily IOF rate applied on loans to individuals was increased from 0.0041% to 0.0082%, subject to a 3.0% cap.

Set forth below are the new IOF rates imposed upon the following transactions:

	Maximum
Transaction	legal rate	Present rate

• Credit transactions	1.5% per day	• Companies: up to 0.0041% per day depending on the transaction, limited to 1.5% plus 0.38% flat rate; Individuals: up to 0.0082% per day depending on the transaction limited to 3.0% plus 0.38% flat rate

• transactions relating to securities and transactions involving gold as a financial asset	1.5% per day	• 0.5% per day for investment funds of any type with grace period (1)
• 0% on transactions with equity securities
		• 1% decreasing over time on transactions with fixed income securities and investment funds (0% for investments maturing in more than 30 days) (2)

• insurance transactions entered into by insurance companies	25%	• 0.38% for health and life insurance • 7.38% for all other types of insurance (3)

• foreign exchange transactions	25%	• 0.38% (general rule)
• 2.38% on credit card transactions
• 5.38% for inbound credits redeemed prior to 90 days of inception
• 1.5% for inflow of funds (2689 and 4131 accounts) in the Brazilian financial and capital markets
		• 0% for other exchange transactions related to investments in Brazil

______________________________
(1)  There are exceptions relating to real estate funds and to funds, which invest in “emerging companies” (fundos de investimento em empresas emergentes).
(2)  There are several exceptions, which are taxed at 0%, including transactions by financial institutions, by portfolios of investment funds and by government entities.
(3)  There are several exceptions, which are taxed at 0%, including reinsurance transactions, export insurance and governmental insurance.

     In addition, as of September 2006, clients are able to transfer their loans from one institution to another without paying IOF taxes. The receiving institution will pay the amount of the credit directly to the original institution by means of a special form of wire transfer of funds (TED), and the receiving institution will have a credit right against the client.

Bank Failure

Intervention, Administrative Liquidation and Bankruptcy

     The Central Bank may intervene in the operations of a bank if there is a material risk for creditors. The Central Bank may intervene if liquidation can be avoided or it may perform administrative liquidation or, in some circumstances, require the bankruptcy of any financial institution except those controlled by the Brazilian government.

Extrajudicial Liquidation

     An extrajudicial liquidation of any financial institution (with the exception of public financial institutions controlled by the Brazilian Government) may be carried out by the Central Bank if it can be established that:

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

Repayment of Creditors in Liquidation

     In the event of the liquidation of a financial institution, employees’ wages and indemnities and tax claims enjoy the highest priority of any claims against the bankrupt estate. The Credit Insurance Fund is a deposit insurance system, which guarantees a maximum amount of R$60,000 of deposits and credit instruments held by an individual against a financial institution (or against financial institutions of the same financial group). The Credit Insurance Fund is funded principally by mandatory contributions, currently at 0.15% per year, from all Brazilian financial institutions that handle customer deposits. The payment of unsecured credit and customer deposits not payable under the Credit Insurance Fund is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

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

Leasing Regulation

      The basic legal framework governing leasing transactions is established by Law No. 6,099 of September 12, 1974, as amended, which we call the “Leasing Law,” and the regulations issued thereunder by the CMN. The Leasing Law sets forth general guidelines for the incorporation of, and the activities permitted to be performed by, leasing companies. The CMN, in its capacity as regulator of the financial system, provides the details of the provisions set forth in the Leasing Law and supervises and controls the transactions conducted by leasing companies. The laws and regulations issued by the Central Bank with respect to financial institutions in general, such as reporting requirements, capital adequacy and leverage, asset composition limits and treatment of doubtful loans, are also applicable to leasing companies to the extent applicable.

Insurance Market

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
  trading in securities; or
  investing outside of Brazil.

     Insurance companies must operate within technical limits set forth by SUSEP pursuant to rules established by the CNSP. The rules take into account the economic and financial situation of the insurance companies, the technical conditions of their respective portfolios and the results of their operations with IRB-Brasil Resseguros S.A., or IRB, and other reinsurers.

     Insurance companies (i) with adjusted net worth greater than R$500 million disclosed in the financial statements for each of the two previous years, or (ii) technical provisions greater than R$700 million as disclosed in the financial statements for each of the two previous years must appoint internal audit committees.

     For insurance companies that are part of financial groups, such conditions are applied considering all of the insurance companies under the same group. Additionally, insurance companies that are part of a financial group may have a single audit committee for the group, in order to comply with the responsibilities of the insurance companies.

Reinsurance

     All risks in excess of the companies’ maximum retention limits established by the SUSEP are required to be reinsured or co-insured. According to industry practice, insurance companies also voluntarily reinsure or co-insure a portion of their exposure, regardless of whether they meet the maximum retention limits. The regulation of reinsurance transactions in Brazil has traditionally been the domain of a government-controlled entity that enjoyed a monopoly over the Brazilian reinsurance market since 1932.

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

     The Resolution nº 168 issued by CNSP on December, 17 2007, regulates reinsurance and retrocession activities as well as its intermediation, establishing the parameters and conditions to incorporate and contract a reinsurer.

Reporting Requirements

     Insurance companies must file unaudited monthly and audited semi annual and annual reports with the SUSEP.

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

     Companies domiciled in “tax haven” countries may not operate in Brazil, irrespective of whether such companies have local offices in Brazil. For the purposes of this Special Law, “tax havens” means any country that does not have income taxes or its rate is below 20%. Additionally, countries that impose legal restrictions on the information about the companies’ shareholders shall also be considered as “tax havens”.

Foreign reinsurers must observe the following requirements to operate in Brazil:

  have operated as a reinsurer in its original country for at least five years in the same business they intend to perform in Brazil;
  observe SUSEP’s minimum economic and financial guidelines for reinsurers;
  have a creditworthiness survey recognized by SUSEP, observing Brazilian guidelines; and
  have an attorney-in-fact in Brazil with powers to receive both administrative and judicial notices.

     In addition to the above-mentioned requirements, the admitted reinsurer must submit its financial statements to SUSEP and guarantee its operations in Brazil in accordance with SUSEP requirements.

Extended Warranty Insurance

     According to Resolution No. 122, enacted by SUSEP on May 3, 2005, extended warranty agreements are considered insurance products for the purpose of insurance regulations, and therefore, must be entered into by insurance companies, subject to the supervision of SUSEP. Unibanco AIG Seguros S.A. (“UASEG”) is our insurance subsidiary that distributes extended warranty products and it is in full compliance with requirements under Resolution No. 122.

Health Insurance

     Private health insurance and health plans are currently regulated by Law No. 9,656, of July 4, 1998, as amended, which we refer to as the “Health Insurance Law,” which determines the general provisions applicable to health insurance companies and the general terms and conditions of agreements entered into between health insurance companies and their customers. The Health Insurance Law establishes, among other things:

  mandatory coverage of certain expenses, such as those arising from preexisting conditions;
  the conditions precedent for admission to a plan;
  the geographical area covered by each insurance policy; and
  the pricing criteria plans may use.

     The ANS is responsible for regulating and supervising supplemental health services provided by health insurance companies pursuant to directives set forth by the Conselho de Saúde Suplementar (the Supplemental Health Council).

     On Februray 12, 2001 the Brazilian Government issued the Law No 10.185, which established that only operators of private health assistance plans are authorized to offer such plans.

Private Pension Plans

     Open private pension entities, as defined by regulation, are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP. Such entities must set aside reserves and technical provisions as collateral for their liabilities. According to the Law No 11,196 enacted on November 21, 2005, companies authorized to operate open private pension plans and insurance companies are allowed to create investment funds with segregated assets since January 1, 2006.

4.C Organizational Structure

     The following chart sets forth information, as of March 31, 2008, regarding our main subsidiaries and main associated companies:(1)(2)

Unibanco Holdings
57.821% (3)(4)
Unibanco
Main Subsidiaries
Main Associated Companies
100.000%
Hipercard Banco Múltiplo S.A.
100.000%
Unicard Banco Múltiplo S.A.
100.000%
Banco Dibens S.A.
100.000%
Banco Fininvest S.A.
99.999%
Interbanco S.A. (Paraguay)
100.000%
Unibanco Cayman Bank Ltd. (Cayman)(5)
99.999%
Unibanco– União de Bancos Brasileiros S.A. (Luxemburg)(5)
99.999%
Unibanco Cia. de Capitalização
100.000%
Unibanco Investshop Corretora de Valores Mobiliários e Câmbio
99.999%
Dibens Leasing S.A.- Arrendamento Mercantil
100.000%
Unibanco Securities Inc. (USA)(5)
100.000%
Unipart Part. Internacionais (Cayman)
100.000%
Unicorp Bank & Trust (Cayman)(5)
49.902%
Unibanco AIG Seguros S.A.(6)
49.902%
Unibanco AIG Saúde Seg. S.A.(6)(7)
49.902%
Unibanco AIG Vida e Prev. S.A.(6)(7)
100.000%
Banco Único S.A.
51.000%
Unibanco Participações Societárias S.A.(11)
49.999%
AIG Brasil Cia. Seguros
49.997%
Banco Investcred Unibanco S.A.
9.090%
Cibrasec Cia. Brasileira de Securitização
25.000%
Interchange Serviços S.A(12)
49.999%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento
23.211%
Redecard S.A.(8)
24.492%
BIU Participações S.A.(9)
20.300%
Tecnologia Bancária S.A.(12)
50.000%
Unibanco Rodobens Administradora de Consórcios S.A.(10)
50.000%
Bancred S.A.– Crédito, Financiamento e Investimento
49.986%
Maxfácil Participações S.A.
50.000%
Companhia Hipotecária Unibanco Rodobens

(1)	The percentages refer to the investment in total capital,which is equal to the voting capital held, unless otherwise noted.
(2)	All corporations have been incorporated in Brazil unless otherwise noted.
(3)	This percentage does not include treasury shares.
(4)	The percentage of the voting capital held is 97.08%.
(5)	These corporations are controlled by Unipart Participações Internacionais Ltd.
(6)	The percentage of the voting capital held is 52.97%.
(7)	These corporations are controlled by Unibanco AIG Seguros S.A.
(8)	This ownership interest reflects the 18.99% interest of Dibens Leasing S.A.– Arrendamento Mercantil and the 4.21% interest of Unibanco Participações Societárias S.A.
(9)	Unibanco – União dos Bancos Brasileiros S/A and Dibens Leasing S.A.– Arrendamento Mercantil hold 24.49%of the total capital of BIU Participações S.A., which holds 24.69% of the total capital of Serasa S.A.
(10)	Unibanco Rodobens Administradora de Consórcios S.A. is the current corporate name of Unibanco Rodobens Administradora de Consórcios Ltda.
(11)	The percentage of the voting capital held is 90.00%.
(12)	The total percentage is held by Unibanco Participações Societárias S.A

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

     We also have a number of other administrative offices in the main Brazilian cities, most of which are leased. We own 5% of our total branches and lease the remaining 95%. We lease most of our branches under renewable leases with terms averaging five years.

4.E UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2005, 2006 and 2007 and the related notes thereto included in “Item 18 — Financial Statements.”

Overview

     We operate our business in five segments: Retail, Wholesale, Treasury, Insurance and Pension Plans and Wealth Management. Any financial information presented with respect to these segments has been prepared in accordance with Accounting Practices Adopted in Brazil. See “Presentation of Financial Information” and note 31 to our audited consolidated financial statements.

Our primary sources of revenues and expenses are:

  Interest income from our interest-bearing assets including loans, securities, federal funds sold and securities purchased under resale agreements and Central Bank compulsory deposits, among others;
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

The following table shows our financial performance highlights for the years ended 2005, 2006 and 2007:

	For the Year Ended December 31,

	2005	2006	2007

	( in millions of R$, except percentages)
Income Before Income Taxes and Minority Interest	2,268	2,642	5,633
Net Income	1,650	1,951	3,560
Return on average equity	18.3%	19.5%	29.6%
Return on average assets	2.0%	2.0%	2.9%
Basel Capital Adequacy Ratio (1)	15.6%	16.0%	14.7%
Total Assets	89,818	102,563	148,271
Total Loans (gross)	39,237	44,654	60,348
Total Deposits	35,936	36,201	46,495
Shareholders' equity	9,534	10,439	13,037

_______________
(1)	The Basel capital adequacy ratio measures the percentage of minimum regulatory capital required on risk-based to total capital.

Macroeconomic Factors Affecting Our Financial Condition and Results of Operations

     Our earnings and businesses are affected by general economic conditions, the performance of financial markets, interest rates, currency exchange rates, changes in laws, regulations and policies of the Central Bank, and competitive factors on a global, national and regional level. Given that the majority of our customers are Brazilian, our financial condition and results of operations are dependent on Brazilian economic conditions. For example, high levels of inflation and interest rates in Brazil adversely affect the ability of our customers to repay their loans and may affect our financial condition and results of operations. We are also affected by changes in the value of the real relative to the U.S. dollar and other foreign currencies because we have assets and liabilities denominated in or indexed to foreign currencies, primarily the U.S. dollar.

Brazilian Economic Environment

The following table sets forth the main Brazilian macroeconomic indicators for the periods indicated:

	For Year Ended December 31,

	2005	2006	2007

Real GDP growth(1)	2.3%	2.9%	5.4%
Inflation rate(2)	1.2%	3.8%	7.9%
Inflation rate(3)	5.7%	3.1%	4.5%
Period end exchange rate (R$/US$)(4)	2.3407	2.1380	1.7713
Appreciation of the real vs. U.S. dollar (5)	11.8%	8.7%	17.2%
Average exchange rate (R$/US$)(6)	2.4125	2.1679	1.9300
SELIC interest rate(7)	18.0%	13.3%	11.3%
Average interbank deposit interest rate(8)	19.1%	15.0%	11.8%

(1)	Source: Brazilian Institute of Geography and Statistics (IBGE). On March 21, 2007, IBGE reviewed the methodology used to calculate the GDP, which resulted in a revised GDP of 2.9% for 2005 and 3.7% for 2006.
(2)	Source: IGP-DI, as published by the Fundação Getúlio Vargas (FGV)
(3)	Source: IPCA, the Consumer Price Index published by IBGE
(4)	Source: Central Bank of Brazil as of December 31 for each year
(5)	When we refer to a specific percentage of appreciation of the real against the U.S. dollar in any year, we have derived such percentage by comparing the number of reais exchangeable for one U.S. dollar at the end of the given year to the number of reais exchangeable for one U.S. dollar at the end of the previous year
(6)	Average of the closing exchange rates (R$/US$) on the last day of each month in the period
(7)	Source: Central Bank of Brazil as of December 31 for each year
(8)	Source: Câmara de Custódia e Liquidação (CETIP)

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

     The trade balance continued to post strong results, accumulating a surplus of US$44.8 billion in 2005, as compared to a surplus of US$33.7 billion in 2004. At the same time, the Central Bank continued to acquire U.S. dollars in the open market but was unable to curb the appreciation of the real against the U.S. dollar. At December 31, 2005, the real appreciated 11.8% against the U.S. dollar, as compared to December 31, 2004.

     The ratio of public sector debt to GDP closed at 51.6% in 2005, the same level of 2004. Accumulated inflation, as measured by the IPCA index, reached 5.69% as of December 31, 2005, as compared to 7.6% as of December 31, 2004. Industrial production in Brazil, as measured by the IBGE, increased 3.1% in 2005 as compared to the same period in 2004.

     During 2005, Brazilian sovereign risk decreased significantly, mainly as a result of the continued high liquidity in the global capital markets, the growth in Brazilian exports and the improvement observed in several key internal economic indices. The EMBI Brazil Index closed at 305 basis points as of December 31, 2005, 20.4% lower than at the end of 2004.

     2006. During 2006, the Central Bank continued the trend it had started in September 2005 of lowering interest rates as inflation shifted towards the annual goal. The interest rate as of January 31, 2006 was 18.0%, and after eight consecutive rate cuts during the year, arrived at 13.25% as of December 31, 2006.

     The trade balance continued to post strong results, accumulating a surplus of US$46.1 billion in 2006, as compared to a surplus of US$44.8 billion during 2005. At the same time, the Central Bank continued to acquire U.S. dollars in the open market, but was unable to stem the appreciation of the real, which by December 31, 2006 had appreciated 8.7% as compared to December 31, 2005.

     The ratio of public sector debt to GDP closed at 50% in 2006, a decrease as compared to the ratio of 51.6% during 2005. Accumulated inflation, as measured by the IPCA index, decreased to 3.14% as of December 31, 2006 as compared to 5.69% as of December 31, 2005. GDP growth for 2006 was 2.9% and industrial production, as measured by the IBGE, registered an increase of 2.8% in 2006 as compared to 2005.

     Brazilian sovereign risk decreased significantly during the year, mainly as a result of continued high liquidity in the global capital markets, growth in exports and the improvement of several key internal economic indices. The EMBI-Brazil index closed at 192 basis points as of December 31, 2006, 38.0% lower than on December 31, 2005.

     2007. The Brazilian macroeconomic indicators remained favorable in 2007, despite the uncertainty in respect of the U.S. economy. The subprime mortgage crisis and its consequences in the financial sector have increased the risk of a U.S. recession, causing high volatility in the financial markets. During 2007, however, mild inflation in Brazil caused the Central Bank to pursue the policy of gradual reduction in the SELIC base interest rate, which closed at 11.25% on December 31, 2007.

     The trade balance continued to post strong results by accumulating a surplus of US$40.0 billion in 2007, slightly below the US$46.1 billion surplus of 2006. The Central Bank continued its repurchase of U.S. dollars in the open market, but was unable to stem the appreciation of the real, which by December 31, 2007 had appreciated 17.2% as compared to December 31, 2006. The real appreciation cycle was influenced by Brazil’s solid external accounts and the large spread between domestic and international interest rates.

     As of December 31, 2007, the ratio of public sector debt to GDP closed at 42.8%, below 2006’s ratio of 50%. The economy grew robustly evidenced by GDP growth of 5.4% in 2007, as compared to 3.7% in 2006 in the revised methodology. Industrial production, as measured by the IBGE, registered an increase of 6.0% in 2007 as compared to 2006. Accumulated inflation, as measured by IPCA index, increased to 4.5% as of December 31, 2007 as compared to 3.1% as of December 31, 2006, but it was in line with the Central Bank target.

     Brazilian sovereign risk increased significantly during 2007, mainly as a result of the volatility in the international markets that reduced the demand for emerging market assets. Nonetheless, Brazil suffered less than other emerging countries due to the maintenance of solid economic fundamentals. The EMBI-Brazil index closed at 222 basis points as of December 31, 2007, 15.6% higher than on December 31, 2006.

     2008 to date. Although not all information for 2008 is currently available, certain information is available through May 2008. Industrial production increased by 7.3% in the four-month period ended April 30, 2008 as compared to the same period of 2007. The trade balance continued presenting a positive outlook, with a surplus of US$8.7 billion in the five-month period ended May 31, 2008, but is less favorable than the US$16.7 billion surplus, which existed during the same period in 2007. The main reason behind the decrease in the trade balance is the strong domestic demand, which has produced a larger increase in imports. At the end of May 2008, the real had appreciated 8.0% against the U.S. dollar as compared to December 31, 2007, reaching R$1.62 per dollar as of May 31, 2008.

     Standard & Poor’s (“S&P”) and Fitch Ratings (“Fitch”) upgraded Brazil’s long term external debt to investment grade as of April 2008 and May 2008, respectively. As a consequence, Brazil’s sovereign risk decreased, with the EMBI-Brazil Index reaching 178 basis points at the end of May 2008, 44 basis points lower than at the end of May 2007. A stronger inflow of international capital should be expected, which we believe favors a reduction in the cost of capital and added value for domestic companies.

     The continued economic uncertainty both in Brazil and abroad, caused in part by the tightening of the global credit markets and the possibility of a U.S. recession could have a negative effect on Brazil’s economic growth. Moreover, the Central Bank, has begun taking measures to control inflation, as evidenced by their decision to raise interest rates in both April and June 2008, to the current level of 12.25% . Brazil’s economic outlook, however, is positive and is supported by solid economic fundamentals. We expect continued economic growth, which should create an attractive environment for foreign investors, reduce risk for creditors and create favorable conditions for credit expansion within Brazil.

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

Effects of Interest Rates on Our Financial Condition and Results of Operations

     Increases in the Brazilian interest rate may positively affect our interest income as interest rates on our interest-bearing assets also increase. On the other hand, our interest expense may also be negatively affected as interest rates on our interest-bearing liabilities increase.

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

Effects of Inflation on Our Financial Condition and Results of Operations

     Increases in the Brazilian inflation rate may affect our net income by increasing our costs and decreasing our operating margins if such increases are not accompanied by a corresponding increase in interest rates. Moreover, inflation may contribute to increases in volatility in the market due to economic uncertainty, decreases in spending, lower real income growth and decreases in consumer confidence, which in turn could adversely affect our results of operations.

Effects of Government Regulation on our Financial Condition and Results of Operations

Compulsory Deposit Requirements

     The Central Bank imposes several compulsory deposit requirements on financial institutions, as a mechanism to control the liquidity of the Brazilian financial system. By changing the compulsory deposit requirements, the Central Bank is able to effect changes in the amount of our interest-bearing assets and interest-bearing liabilities, and consequently our interest income and interest expense.

     As of December 31, 2005, 2006 and 2007, respectively, the compulsory deposit requirements were as follows:

  the rate of compulsory deposit requirements for demand deposits was 45%;
  the rate of compulsory deposit requirements for savings deposits was 20%;
  the rate of compulsory deposit requirements for time deposits was 15%; and
  the additional reserve requirements on time deposits, demand deposits and savings deposits were, respectively, 8%, 8% and 10%.

     Compulsory deposits are deposited with the Central Bank and earn interest, except for the 45% compulsory deposits related to demand deposits (the additional 8% reserve requirement on demand deposits earns interest). As of December 31, 2007, we had R$6,683 million of Central Bank compulsory deposits as follows: R$4,589 million on demand deposits, R$2,076 million on savings deposits and R$18 million on other deposits. Additionally, we had R$4,260 million of reserve requirement deposited with the Central Bank in the form of Brazilian government securities.

     In February 2008, the Central Bank established a compulsory liquidity reserve deposit on interbank deposits made by leasing companies within financial institutions. The initial deposit is 5% of these interbank deposits effective March 2008 with progressive increases through January 2009, subject to a 25% cap.

Capital Adequacy

     The Central Bank requires banks to maintain a minimum capital adequacy ratio of 11% of total capital to total risk-adjusted assets. Due to specific characteristics of the Brazilian economy, the Central Bank adopts a more conservative minimum capital adequacy ratio than that which is applied by financial institutions operating in the United States. Brazilian banks may choose to increase this ratio in light of their respective financial conditions and in accordance with their internal policies. As of December 31, 2007, our capital adequacy ratio according to Central Bank calculations was 14.7% .

     On December 9, 2004, the Central Bank, by means of Communication No. 12,746, expressed its intention to adopt Basel II over the course of the next few years, with the appropriate customization for the Brazilian financial market. This communication sets forth a proposed timetable for the implementation of the minimum capital requirements directives. In September 2007, the Central Bank, by means of Communication no. 16.137, updated the proposed timetable for implementation of Basel II.

     The Basel II implementation timeline is composed of two phases both of which starting in June 2008:

  Phase I of the project involves the implementation of the standardized approach, which defines new rules for credit risk capital allocation based on segmentation by business line. In addition, the standardized approach incorporates new risk factors when calculating market risk capital and, for the first time, considers capital allocation for operational risk; and
  Phase II involves the adoption to internal risk models, which are more sophisticated in measuring credit, market, and operational risk, thus providing higher standards in risk management practices.

     During Phase II, we intend to adopt the advanced approach for credit, market and operational risks and are investing and applying our best efforts to achieve compliance with all requirements set forth therein. For us, the implementation of the advanced approach reinforces our internal culture dedicated to managing risks and continuing to provide the best tools to assess risk and provide senior management with strategy for capital allocation. By stimulating an internal culture focused on efficient and integrated risk management, we aim to reduce costs and losses and explore business opportunities, maximizing the return to our shareholders.

Loan Charge-off

     We consider certain loans as charge-offs when in our judgment all amounts due, including accrued interest and indexation, are no longer considered collectible in accordance with the contractual terms of the loan. In our experience, if collection efforts are not successful within one year, we are unlikely to recover the amount past due. This practice is also consistent with the general rule of the Central Bank for banks to write-off credit transactions six or twelve months after they are ranked H, depending on their initial maturity. See “Item 4.B — Business Overview — Regulation and Supervision — Treatment of Overdue Debts.” As a result, our allowance for loan losses for any loan remains on our books for a period of 360 days until such loan is charged off.

     Below is a tabular summary of the number of months loans were past due at the time the loan was charged-off. All of the loans were already ranked as H at the time they were charged-off.

	For the Year Ended December 31,

	2005	2006	2007

	(in millions of R$)
number of months past due up to 6 months(1)	24	22	17
7 to 12 months	1,204	1,590	1,722
More than 12 months(2)	214	230	278

Total	R$ 1,442	R$ 1,842	R$ 2,016

(1)	There are some loans that were past due less than 6 months at the time they were charged-off because they were ranked H before becoming past due. A loan can be ranked H before becoming past due if the loan is considered of high credit risk, for instance in the case of bankruptcy or very poor financial conditions of the debtor for corporate loans.
(2)	The Central Bank allows loans with maturity in excess of 36 months to have the period double counted. Moreover, if loans are fully collateralized, they may take more than one year to be ranked H. Those are typically mortgage loans and automobile financing.

Income Taxes

     Our income tax expenses consist of two components: the Federal Income Tax and the Social Contribution on Net Income (CSLL). For each of the years 2005, 2006 and 2007, the Federal Income Tax was assessed at a rate of 25% and the CSLL at a rate of 9%.

     On January 3, 2008, the Brazilian Government published Provisional Measure 413, which was converted into Law No. 11,727 on June 23, 2008, and increased the CSLL rate from 9% to 15%, effective as of May 1, 2008. The new rate specifically applies to financial institutions, private insurance companies, capitalization companies and other similar entities. Other legal entities are still subject to the CSLL at the rate of 9%.

Other Taxes

     The Programa de Integração Social, or PIS, and the Contribuição para Financiamento de Seguridade Social, or COFINS, are imposed on net margins of banking and financial activities. Pursuant to Law No. 10,684 of May 30, 2003, the PIS and COFINS combined rate payable by financial institutions was 4.65% on net margins of banking and financial activities for each of the years 2005, 2006 and 2007.

     The Contribuição Provisória sobre Movimentações Financeiras, or the CPMF, was assessed at a rate of 0.38% in 2005, 2006 and 2007, mainly on debits from bank accounts, with certain limited exceptions. In December 2007, the Brazilian Senate rejected extending the term of the CPMF and since January 1, 2008 the CPMF rate has been 0%.

     For additional information, see “Item 4.B — Business Overview — Regulation and Supervision — Taxation of Financial Transactions” and “Item 10.E — Taxation — Expiration of CPMF and New Rate of IOF/ Exchange Tax.”

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

     The following is a brief description of the key estimates, assumptions and judgments in the application of our accounting policies under U.S. GAAP.

Allowance for Loan Losses

     We assess the creditworthiness of our loan portfolio and establish allowances for probable credit losses on a regular basis. The process used to determine these reserves involves estimates and judgments. We determine an allowance for probable losses inherent within each client’s rating considering, among other things, recent loss experience, current economic conditions, the risk characteristics of the various classifications of loans, the fair value of the underlying collateral, the probability of default, as well as the size and diversity of individual credits. Changes in these estimates and judgments have a direct impact on our allowances.

     Wholesale loans and small-balance loans with similar characteristics, such as overdrafts, credit card loans, mortgage loans and consumer finance loans, are managed using specialized systems and processes. We use a wide range of statistical tools to evaluate loan requests and client performance, which include credit and behavior scoring models, such as Stochastic Process (Markov Chain), Back Testing using non-parametrical tests (Mann-Whitney) and stress testing in Markov Chain. For additional information, see Note 2 (h) to our consolidated financial statements.

Fair Value and Impairment of Financial Instruments

     Our financial instruments include fixed rate securities, equity securities, derivatives and other financial instruments. We carry our investments at fair value if they are considered to be available for sale or trading securities. For the majority of our portfolios, fair value is determined based on externally quoted prices. If externally quoted prices are not available, (i) we determine the fair value by reference to the quoted market price of comparable instruments, (ii) we discount the expected cash flows using market interest rates commensurate with the credit quality and maturity of the investments on internally developed pricing models based on independent sources of market information, or (iii) we use internal valuation techniques, such as Black-Scholes or Monte Carlo simulation to determine the fair value of our derivatives.

     The market risk exposure of our portfolio is independently supervised and controlled. Changes in the fair value of available for sale securities are recognized and included as a component of shareholders’ equity, unless the loss is considered to be other than temporary. Impairment losses that are considered other than temporary are recognized as losses in the period in which they occur. We conduct regular reviews to assess whether other than temporary impairment exists. For additional information, see Notes 2(d), 2 (e), 2(f), 7 and 8 to our consolidated financial statements.

     Deterioration in economic conditions could adversely affect these values. Changes in the fair value of trading assets and liabilities, including our derivatives instruments, are recognized in earnings.

Insurance Reserves

     Reserves for insurance claims and claims expenses are charged as they are incurred. The reserves for claims and claims expenses represent the accumulation of estimates for reported claims and include provisions for claims incurred but not reported. The methods of determining such estimates and establishing the reserves are reviewed and updated regularly. Adjustments resulting thereof are recognized in earnings for the respective period. For additional information, see Notes 2(t) and 21(b) to our consolidated financial statements.

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

     Our carrying value of net deferred tax assets assumes that we will be able to generate sufficient future taxable income based on an internal forecast model that uses estimates and assumptions. We frequently evaluate the realizability of the deferred tax assets. If these estimates and assumptions change in the future, we may be required to record valuation allowances against our deferred tax assets resulting in additional income tax expense in our consolidated financial statements. We recorded no valuation allowances related to our net deferred tax assets for the years ended December 31, 2005, 2006 and 2007.

     In 2007, we adopted the FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”), which sets out a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Based on provisions of FIN 48, we recognize the financial statement effects of a tax position only when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. The differences between tax positions taken in a tax return and amounts recognized in the financial statements result in one or both of the following: (i) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, (ii) a reduction in a deferred tax asset or an increase in a deferred tax liability. For further information see Notes 2(s) and 18 to our consolidated financial statements.

Impairment of Goodwill and Intangible Assets

     Our balance sheet includes goodwill and intangible assets. Intangible assets with finite useful lives are depreciated or amortized over their estimated useful lives. Useful lives are estimated based on the length of time that the assets will generate revenue. If circumstances and conditions indicate deterioration in the value of intangible assets, the book value will be adjusted and a loss will be recognized in earnings.

     Statement of Financial Accounting Standards 142 “Goodwill and Other Intangible Assets”, or SFAS 142, provides that goodwill and identified intangible assets with indefinite useful lives should not be amortized but should be tested for impairment on an annual basis, or more frequently. In assessing the recoverability of goodwill and other intangible assets we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of such assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for such assets that were not recorded previously based on the difference between the fair value and the book value of such assets. Goodwill was tested for impairment at December 31, 2005, 2006 and 2007, and no impairment charges were recorded in 2005, 2006 and 2007. In addition, we evaluated the useful lives of intangible assets at December 31, 2005, 2006 and 2007, and no significant impairment was recognized.

Provisions for Litigation

     We are subject to administrative proceedings, lawsuits and other claims related to tax, social security, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable, possible or remote losses. The determination of the amount of reserves required, if any, for both civil and labor contingencies is made according to two different criteria. For strategic cases, which involve amounts substantially higher than the average for similar matters, the determination of the reserve amount is made after a careful and individual analysis of each case. For other civil and labor contingencies, such determination is based on average amounts paid for similar claims during the previous twelve-month period. According to our policy for tax disputes, including those involving social security debts, we only record provisions when we believe it is probable that we will incur losses as a result of such disputes or when the tax or social security obligation under discussion is expressly due by force of law or regulation. With respect to tax administrative proceedings, we do not record provisions when the probability of loss is remote or possible. We usually pay the amounts due thereunder when there is high probability of loss. The required reserves for these contingencies may change in the future due to new developments in each matter or changes in the approach we use to assess the likelihood of loss. These changes could negatively impact the future results and cash flows. For additional information, see “Item 8.A - Consolidated Statements and Other Financial Information – Legal Proceedings” and Note 29 to our consolidated financial statements.

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

In 2007, the most significant equity interests that we held in unconsolidated companies were:

  23.2% equity interest in Redecard;
  50.0% equity interest in Maxfácil Participações;
  50.0% equity interest in PontoCred;
  50.0% equity interest in LuizaCred;
  20.3% equity interest in Tecban; and
  50.0% equity interest in Unibanco Rodobens Administradora de Consórcio Ltda., a consortium company focused on vehicle and mortgage business.

     For additional information concerning the contributions to our net income generated by unconsolidated companies, see “Item 5.A. Operating Results — Results of Operations for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006 and the Year Ended December 31, 2005 — Non-Interest Income” and Notes 2(j) and 11 to our consolidated financial statements.

Accounting for Unique and Complex Transactions

     Accounting for unique and complex transactions requires significant judgment in identifying the key terms of the transaction, determining the appropriate literature potentially relevant to the transaction and, finally, determining which treatment is the appropriate or determining out of potential alternative treatments which is, for our management, the most appropriate method of accounting for the transaction. Certain of our transactions, including the transaction entered into during 2007 with Deutsche Bank, as described in Note 30 to our consolidated financial statements, requires management to apply significant judgment in determining the accounting treatment for each of such transactions.

5.A Operating Results

Overview

     Unibanco Holdings, a corporation organized under Brazilian laws, controls us through its ownership of our shares. As of May 31, 2008, Unibanco Holdings held 97.1% of our outstanding common shares, 12.1% of our outstanding preferred shares, owning 57.8% of our total outstanding shares. Unibanco Holdings engages in no activities other than holding our shares. As a result, the financial statements of Unibanco Holdings are similar to ours in all material respects, except for the minority interest line of the balance sheet and income statement and the financing activities section of the cash flow statement. References herein to our consolidated financial statements also refer to the financial statements of Unibanco Holdings.

     In our discussion of our operating results for 2007 as compared to 2006 and 2005 below, when we refer to changes from year to year being due to the “appreciation of the real,” we are referring primarily to the effects of the appreciation of the real described under “Item 5. Operating and Financial Review and Prospects — Macroeconomic Factors Affecting Our Financial Condition and Results of Operations — Effects of Depreciation or Appreciation of the real on Our Financial Condition and Results of Operations”, as applicable. During the years ended December 31, 2005, 2006 and 2007 the real appreciated by approximately 11.8%, 8.7% and 17.2%, respectively, against the U.S. dollar. When we refer to a specific percentage depreciation or appreciation of the real against the U.S. dollar in any year, we have derived such percentage by comparing the number of reais exchangeable for one U.S. dollar at the end of the given year to the number of reais exchangeable for one U.S. dollar at the end of the previous year, as reported by the Central Bank.

     When we refer to changes from 2006 to 2007 being due to the “higher appreciation of the real,” we are referring to the fact that although we experienced effects of appreciation in 2007 that were similar to those we experienced in 2006, such effects were more pronounced because the percentage appreciation was higher in 2007. On the other hand, when we refer to changes from 2005 to 2006 being due to the “lower appreciation of the real,” we are referring to the fact that although we experienced effects of appreciation in 2006 that were similar to those we experienced in 2005, such effects were less pronounced because the percentage appreciation was lower in 2006.

     In addition, we refer in our discussion of our operating results below to “average interest earned” and “average interest paid” on our interest-bearing assets and interest-bearing liabilities, respectively. Average interest earned on assets denominated in or indexed to foreign currency is the yield on such assets, taking into account the effect of the depreciation or appreciation of the real on the carrying value of and interest on such assets when measured in reais. Average interest paid on liabilities denominated in or indexed to foreign currency is the yield on such liabilities, taking into account the effect of the depreciation or appreciation of the real on the carrying value of and interest on such liabilities when measured in reais.

Results of Operations for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006 and the Year Ended December 31, 2005

Net income

The following table shows the principal components of our consolidated net income for 2005, 2006 and 2007:

	For the Year Ended December 31,

	2005	2006	2007

	( in millions of R$)
Net Interest Income(1)	8,577	9,575	10,501
Provision for loan losses	(1,870)	(2,030)	(1,935)
Non Interest Income(1)	6,582	7,587	11,853
Non Interest Expense(1)	(11,021)	(12,490)	(14,786)

Income Before Income Taxes and Minority Interest	2,268	2,642	5,633
Income Taxes	(460)	(532)	(1,346)

Income Before Minority Interest	1,808	2,110	4,287
Minority Interest	(158)	(149)	(727)
Change in accounting principle	-	(10)	-

Net Income	1,650	1,951	3,560

(1)	The amounts of R$102 million for 2005 and R$132 million for 2006, related to fees on loans, were reclassified from “Non Interest Income” to “Net Interest Income”, and the amounts of R$91 million for 2005 and R$87 million for 2006, related to costs associated with fees on loans, were reclassified from “Non Interest Expense” to “Net interest income”.

     In 2006, we reached a net income of R$1,951 million, a 18.2% increase over 2005. Our income before taxes and minority interest increased 16.5% in 2006 as compared to 2005, primarily due to (i) an increase in net interest income despite a steep decline in the SELIC interest rate, as a result of higher credit volume of 13.8% (despite our conservative lending policy, especially in unsecured personal loans) and considerable improvement in our funding mix due to an increase in the percentage of lower cost funding, (ii) an increase on fees and commissions, due to increased number of products and services offered to our clients and opening of new checking accounts, (iii) an improvement in the quality of loan portfolio, highlighted by a lower growth of provision for loan losses as compared to the loan portfolio and (iv) a continuous cost control. Income tax expenses grew 15.7% in the same period, mainly driven by the increase on income before taxes and minority interest.

     In 2007, we reached a net income of R$3,560 million, a 82.5% increase over 2006. Our income before taxes and minority interest increased 113.2% in 2007 as compared to 2006, mainly due to (i) a R$579 million gross gain from the IPOs of Bovespa Holding and BM&F; R$1,436 million and R$429 million gross gains from the sale of part of our stake in Redecard and Serasa, respectively; and a R$640 million gain from the admittance of a minority partner in our subsidiary UPS (see Note 30 to our consolidated financial statements), (ii) a decrease in interest expenses, despite the increase of our average interest-bearing liabilities, as a result of a continuous improvement of our funding mix and a decline on the SELIC base interest rate, which led to a lower average interest rate paid, (iii) the higher quality of our loan portfolio due to our conservative lending policy, which led to lower provisions for loan losses expenses in 2007 as compared to 2006, despite the growth of our loan portfolio in the same period, (iv) an increase on fees and commissions driven by an increased number of products and services offered to our clients and opening of new checking accounts and (v) a continuous effort to control costs. Income tax expenses grew 153.0% in the same period, mainly driven by the increase on income before taxes and minority interest.

Retail Segment

     In 2006, net income of our Retail business segment decreased 14.9% in 2006 as compared to 2005, mainly due to the 37.3% increase in provision for loan losses expenses, primarily attributable to the previous growth of loan portfolios that present greater risk, such as unsecured personal loans, despite the conservative credit approach we adopted in mid-2005. The increase in provision for loan losses expenses was partially offset by (i) an increase of 13.1% in the net interest income, mainly as a result of our expansion in credit volume, especially in SMEs and credit card businesses, combined with an improvement in the composition of our funding in 2006; and (ii) an increase of 8.9% in fee and commission income as a result of the expansion of our client base, the increasing number of products and services offered through our branch network and the increase in credit card fees following the business expansion in 2006. As a result of strict cost control, personnel and administrative expenses increased by 3.7% in 2006 as compared to 2005, despite the increases in expenses generated by bargaining agreements, annual adjustments of utilities, premises and equipment related to the refurbishment of branches and communication and third party services due to the expansion of our consumer finance activities.

     In 2007, the net income of our Retail business segment increased 27.5%, as compared to 2006, primarily as a result of: (i) a 4.8% increase in net interest income driven by the net effect of: a decline in the SELIC base interest that positively affected our interest expenses and negatively affected our interest income; an improvement in the composition of our funding; and a 50.9% increase in our loan portfolio due to the strength of our payroll-linked loan and auto financing portfolios; (ii) a 13.2% decrease in provision for loan losses expenses because of our shift in focus towards lower risk loans; (iii) a 5.9% increase in fee and commission income due to the expansion of our client base, an increased number of products and services offered through our branch network and the expansion of certain businesses, such as credit cards and auto financing; and (iv) our focus on cost control, which led to a significant improvement in our efficiency and profitability despite a 2.1% increase in personnel and administrative expenses.

Wholesale Segment

     In 2006, the net income of our Wholesale business segment increased by 27.5%, as compared to 2005. Despite the decrease in interest rates and spreads on large-company transactions, Wholesale business managed to remain profitable and even expanded its assets. During the period, net income growth was primarily a result of: (i) a 21.3% increase in fee and commission income due to our more active role in capital markets; and (ii) a 25.2% increase in net interest income due to a 14.7% increase in the segment’s loan portfolio. This loan portfolio growth is attributable in part to the continued synergy among corporate divisions, which has led not only to more products for clients through cross-selling, but also to funding of new economic groups. Provision for loan losses expenses remained stable in 2006, as a result of the continued reduction in the risk assigned to individual corporate clients and the settlement of certain large corporate loans, following an improvement in the Brazilian economy.

     In 2007, the net income of our Wholesale business segment increased by 4.1%, as compared to 2006, mainly due to: (i) a 40.2% increase in fee and commission income, mainly as a result of higher commissions derived from our capital markets, equity structuring and financial advisory businesses; and (ii) a 17.8% increase in net interest income due to a 16.4% increase in the segment’s loan portfolio (despite the 17.2% appreciation of the real against the U.S. dollar). This loan portfolio growth is attributed in part to an increased amount of large-company clients to whom we offer loans and other products and services in accordance with our business strategy. These increases were partially offset by the increase in the provision for loan losses expenses, from a reversal of R$130 million in 2006 to expenses amounting to R$11 million in 2007, due to higher settlements of some large corporate loans occurred in 2006. In 2007, our Wholesale capital markets, project finance and financial advisory businesses completed their restructuring processes, solidifying our position as one of the major players in the Brazilian capital markets.

Treasury Segment

     In 2006, the net income of our Treasury segment increased by 70.7%, as compared to 2005, mainly due to an increase in net interest income of 66.8% during the period.

     In 2007, the net income of our Treasury segment increased by 34.7% in 2007, as compared to 2006, mainly due to a 35.0% increase in net interest income during the period. Despite the high volatility in the financial markets, our Treasury segment contributed positively to our interest income, due to our strategic positioning in a economic environment characterized by low interest rates and the appreciation of the real, combined with appropriate risk management and the offering of more sophisticated products to our Retail, Wholesale and Private Bank clients.

Wealth Management Segment

     In 2006, our Wealth Management business segment net income increased by 13.8% as compared to 2005. Based on the declining interest rates in 2006, we sought to diversify and increase our client base and expand our offering of high value-added products. The increase in net income was mainly due to the 11.2% increase in fee and commission income and an 8.6% increase in net interest income, driven by the 17.1% and 25.1% growth during 2006 in the assets managed by UAM and our Private Bank, respectively. UAM ranked eighth in ANBID’s ranking and had R$43,780 million in assets under management, representing 4.6% market share as of December 31, 2006. Additionally, our Private Bank ranked second in ANBID’s ranking with a market share of 10.0% as of December 31, 2006.

     In 2007, the net income of our Wealth Management segment increased by 42.1% as compared to 2006. During the year, we continued implementing the strategy we started in 2006, which focused on expanding our client base and offering high value-added products. This focus led to a 23.8% increase in our net interest income and a 23.1% increase in our fee and commission income. As of December 31, 2007, UAM had an aggregate amount of R$54,935 million in assets under management, a 25.5% increase over the previous twelve months. According to ANBID’s ranking, as of December 31, 2007 we held 4.7% market share based on total assets under management in Brazil compared to 4.6% as of December 31, 2006. At our Private Bank, assets under management grew 36% in 2007, as compared to 2006. According to research by the Boston Consulting Group, the assets under the management of our Private Bank were among the fastest growing assets under management in Latin America.

Insurance and Pension Plans Segment

     In 2006, the net income of our Insurance and Pension Plans segment increased 29.2% as compared to 2005, partly because the continued decline in interest rates in Brazil drove the entire insurance market to search for more operating efficiency. In the past, gains had been realized from revenues earned on technical reserves. In anticipation of these trends, we have (i) prioritized positive operating earnings, which now account for a larger percentage of total earnings and (ii) continued improving our operational efficiency, which has been substantially better than the market average for many years. According to SUSEP and ANS, our insurance and pension plan companies ranked fourth in the combined insurance and supplementary pension-fund market in December 2006. We also maintained our leadership status in the areas of industrial risk, energy production and distribution, environment, D&O liability, transportation and extended warranty.

     In 2007, the net income of our Insurance and Pension Plans ssegment decreased 9.6% as compared to 2006. Despite our increased focus on operating earnings, which account for a larger percentage of total earnings, and improving on operational efficiency, which has been substantially better than the market average for many years, our net income was negatively affected by lower interest rates in 2007 as compared to 2006. We continue, however, to lead important market segments, such as D&O (Directors and Officers), transportation risks, construction risks, aviation risks, oil risks and extended warranty products. As of December 31, 2007, we are ranked fourth by SUSEP and ANS based on insurance and private pension plan premiums issued, where we hold 7.6% of the market. In addition, according to SUSEP and ANS, we hold 51.2% market share of premiums issued within the oil risk insurance industry as of December 31, 2007.

Net Interest Income

The following table shows the principal components of our net interest income for 2005, 2006 and 2007:

	For the Year Ended December 31,

	2005	2006	2007

	( in millions of R$)
Interest Income(1)	15,122	16,470	16,244
Interest Expense(2)	(6,545)	(6,895)	(5,743)

Net interest income	8,577	9,575	10,501

_______________
(1)	Interest income includes the interest on securities, loans, federal funds sold and securities purchased under resale agreements, deposits in other banks and compulsory deposits.
(2)	Interest expense includes interest from customers and bank deposits, federal funds purchased and securities sold under repurchase agreements, short-term borrowings and long-term debt.

     In 2006, interest income increased by R$1,348 million, or 8.9%, interest expense increased by R$350 million, or 5.3% and net interest income increased by R$998 million, or 11.6%, in each case, as compared to 2005.

The increase in net interest income during 2006 was primarily attributable to a combination of:

  growth in our loan portfolio, positively affected by the focus on higher margin segments, such as personal loans, credit card operations and SME transactions; and
  improvement in our funding mix, with a greater focus on lower cost products.

     In 2007, interest income decreased by R$226 million, or 1.4%, interest expenses decreased by R$1,152 million, or 16.7% and net interest income increased by R$926 million, or 9.7%, in each case, as compared to 2006.

     In 2007, the increase in net interest income was primarily due to a combination of the improvement in our funding mix and the lower interest expenses, due to a decline of the SELIC base interest rate. However, the SELIC decline negatively affected our interest rate earned, which was partially mitigated by the 35.1% growth in our loan portfolio.

Interest Income

The following table shows the principal components of our average interest-bearing assets and the average interest rate earned in 2005, 2006 and 2007:

	For Year Ended December 31,

	2005	2006	2007

	(in millions of R$)(1)
Average interest-bearing assets
Interest-bearing deposits in other banks	3,879	5,812	7,334
Federal funds sold and securities purchased under resale agreements	10,549	13,152	20,569
Central Bank compulsory deposits	3,826	4,012	4,453
Trading assets	8,658	11,401	10,045
Securities available for sale	3,511	6,790	11,236
Securities held to maturity	3,267	2,534	2,256
Loans	33,310	39,245	48,883
Other interest-bearing assets	49	52	56

Total	67,049	82,998	104,832

Average interest rate earned:	22.6%	19.8%	15.5%

_______________
(1)	Except for the average interest rate earned, which is a percentage.

The following table indicates the extent to which the increase in our interest income was attributable to changes in the average volume of interest-bearing assets and to changes in the average interest rates earned, including the effects of the appreciation of the real, in each case for 2006 as compared to 2005 and 2007 as compared to 2006:

	2006/2005	2007/2006

	Increase/(Decrease)	Increase/(Decrease)

	(in millions of R$)

Due to changes in average volume of interest-bearing assets	3,266	3,815
Due to changes in average interest rates	(1,918)	(4,041)

Net change	1,348	(226)

In 2006, interest income increased R$1,348 million, or 8.9%, as compared to 2005, principally as a result of:

  an increase in total average interest-bearing assets of 23.8%, which resulted in a R$3,266 million increase in interest income; and
  a decrease in the average interest rate earned of 280 basis points, which generated a decrease of R$1,918 million interest income.

The increase in interest income in 2006 as compared to 2005 can also be explained by:

  a R$751 million increase in interest and fees on loans;
  a R$732 million increase in interest on securities;
  a R$83 million decrease in interest on Central Bank compulsory deposits;
  a R$260 million decrease in interest income on federal funds sold and securities purchased under resale agreements; and
  a R$208 million increase in interest on deposits in other banks.

In 2007, interest income decreased R$226 million, or 1.4%, as compared to 2006, mainly as a result of:

  a decrease in the average interest rate earned of 430 basis points, which generated a decrease of R$4,041 million in interest income; and
  an increase in total average interest-bearing assets of 26.3%, which led to a R$3,815 million increase in interest income.

The decrease in interest income in 2007 as compared to 2006 can also be explained by:

  a R$340 million decrease in interest and fees on loans;
  a R$594 million decrease in interest on securities;
  a R$61 million decrease in interest on Central Bank compulsory deposits;
  a R$375 million increase in interest income on federal funds sold and securities purchased under resale agreements;
  a R$395 million increase in interest on deposits in other banks; and
  a R$1 million decrease in interest in other assets.

     Interest income and fees on loans. Interest income and fees on loans increased from R$9,354 million in 2005 to R$10,105 million in 2006. This growth of 8.0% was mainly driven by the increase of R$5,417 million, or 13.8%, in the volume of our loan portfolio, partially offset by the decrease of average interest earned from 28.1% in 2005 to 25.7% in 2006 as a result of (i) a decrease in the percentage of loans to individuals in the total portfolio due to our conservative credit approach adopted in the mid-2005, especially in unsecured personal loans and (ii) a decrease in the SELIC base interest rate, despite the lower appreciation of the real in 2006 as compared to 2005.

     Interest income and fees on loans decreased from R$10,105 million in 2006 to R$9,765 million in 2007. The 3.4% decrease in interest income and fees on loans is a result of the 570 basis points lower average interest earned in 2007, as compared to 2006, which is mainly due to the decrease in the SELIC base interest rate in 2007. This reduction was partially offset by the increase of R$15,694 million, or 35.1% in our loan portfolio. This growth was boosted by the retail segment, positively affected by credit card operations, auto financing, payroll-linked loans and SME transactions.

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

Interest income on securities (including trading, available for sale and held to maturity securities) decreased from R$3,422 million in 2006 to R$2,828 million in 2007, as a result of:

  Trading securities: decreased by R$1,312 million in 2007 as compared to 2006, due to (i) a decrease of R$1,356 million in average volume posted in 2007, which resulted in a R$247 million decrease in interest income in the same period and (ii) a decrease in average interest earned, which generated a decrease of R$1,065 million in interest income;
  Securities available for sale: increased by R$746 million in 2007 as compared to 2006, due to (i) an increase in average volume of R$4,446 million, which resulted in a R$642 million increase in interest income and (ii) an increase in average interest earned, which generated an increase of R$104 million in interest income; and
  Securities held to maturity: decreased R$28 million in 2007 as compared to 2006, due to (i) a decrease in average volume of R$278 million, which resulted in a R$25 million decrease in interest income and (ii) a decrease in average interest earned, which generated a decrease of R$3 million in interest income.

     In general, interest income on securities could present volatile earnings due to the use of these kinds of instruments for global hedging purposes of market exposure accounted in other instruments.

     Interest on Deposits in Other Banks. Interest income on deposits in other banks increased 47.7%, or R$208 million, in 2006 as compared to 2005, mainly due to the increase of 49.8% in the average volume of deposits. In the same period, average interest rate earned was stable, achieving an average of 11.2% in 2005 and 11.1% in 2006.

     In 2007, interest income on deposits in other banks increased R$395 million, or 61.3% as compared to 2006, mainly as a result of (i) the interest bearing deposits in other banks average balance growth of 26.2% in 2007 and (ii) a 310 basis points growth in the average deposits in other banks rate.

     Interest on Central Bank Compulsory Deposits. Interest income from our compulsory deposits with the Central Bank, of which 80.9% are interest-bearing deposits, decreased from R$569 million in 2005 to R$486 million in 2006. This R$83 million decrease, despite the 4.9% growth in average balance of Central Bank compulsory deposits, was primarily due to lower interest rates earned in 2006 as compared to 2005. The average interest rate earned decreased from 14.9% to 12.1%, primarily due to the correlation of the interest rates earned on these deposits with the SELIC base interest rate, which on average also decreased in 2006.

     In 2007, interest income from our compulsory deposits with the Central Bank, of which 83.5% are interest-bearing deposits, decreased from R$486 million in 2006 to R$425 million in 2007. This R$61 million decrease was mainly due to the decrease in the average interest rate earned, from 12.1% in 2006 to 9.5% in 2007, reflecting the reduction of the average SELIC base interest rate in the same period. This decrease was partially mitigated by the Central Bank average compulsory deposits balance increase of R$441 million, or 11.0% in 2007 as compared to 2006, as a result of the overall increase in our deposits in 2007.

     Interest on Federal Funds Sold and Securities Purchased under Resale Agreements. Interest on federal funds sold and securities purchased under resale agreements decreased by R$260 million, or 12.6% from R$2,069 million in 2005 to R$1,809 million in 2006, mainly due to lower average interest rate earned despite the increase of R$2,603 million, or 24.7%, on average balance of these assets. The average interest rate earned decreased from 19.6% in 2005 to 13.8% in 2006, in large part due to the correlation with the SELIC base interest rate, which on average also decreased in 2006.

     In 2007, interest on federal funds sold and securities purchased under resale agreements increased by R$375 million, despite the lower average SELIC base interest rate in the same period, which led to a 320 basis points lower interest rate from federal funds sold and securities purchased under resale agreements in 2007 as compared to 2006. The interest income increase is mainly a result of its average balance in 2007, which posted a R$7,417 million growth in the same period, a reflection of the change in our funding strategy, which has started to focus more on repurchase agreements using Dibens Leasing debentures as collateral.

Interest Expense

The following table shows the principal components of our average interest-bearing liabilities and the average interest rate paid on those liabilities in 2005, 2006 and 2007:

	For the Year Ended December 31,

	2005	2006	2007

	(in millions of R$)(1)
Average interest-bearing liabilities
Time deposits	25,358	27,192	21,866
Savings deposits	6,130	5,996	8,840
Deposits from banks	115	182	810
Federal funds purchased and securities sold under repurchase agreements	7,194	14,459	23,272
Short-term borrowings	2,686	1,374	4,875
Long-term debt	11,735	14,267	16,872

Total	53,218	63,470	76,535

Average interest rate paid:	12.3%	10.9%	7.5%

_______________
(1)	Except for the average interest rate paid, which is a percentage.

     The following table indicates the extent to which the increase in our interest expense was attributable to changes in the average volume of interest-bearing liabilities and to changes in average interest rates paid, including the appreciation of the real, in each case for 2006 as compared to 2005 and 2007 as compared to 2006:

	2006/2005	2007/2006

	Increase/(Decrease)	Increase/(Decrease)

	(in millions of R$)

Due to changes in average volume of interest-bearing liabilities	1,169	1,244
Due to changes in average interest rates	(819)	(2,396)

Net change	350	(1,152)

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

In 2007, interest expense decreased R$1,152 million, or 16.7%, as compared to 2006, mainly as a result of:

  a decrease in the average interest rate paid of 340 basis points, which generated a decrease of R$2,396 million in interest expense; and
  an increase in total average interest-bearing liabilities of 20.6% which resulted in an increase of R$1,244 million in interest expense.

The decrease in interest expense in 2007 as compared to 2006 can also be explained by:

  a R$714 million decrease in interest on long-term debt;
  a R$143 million increase in interest on short-term borrowings;
  a R$644 million increase in interest on federal funds purchased and securities sold under repurchase agreements; and
  a R$1,225 million decrease in interest on time deposits, savings deposits and deposits from banks.

     Interest on Long-term Debt. Interest expense from our long-term debt increased from R$969 million in 2005 to R$1,119 million in 2006. Despite lower appreciation of the real in 2006 as compared to 2005, interest expense increased 15.5% primarily due to a 21.6% increase in the average balance of long-term debt with approximately 31.3% of such debt denominated in or indexed to foreign currencies. The average interest rate paid on these liabilities decreased, from 8.3% in 2005 to 7.8% in 2006. Increases on the gains generated by our global hedges of our foreign investments contributed to offset the increase in this interest expense. In 2006, we recognized gains on these global hedging transactions of R$272 million as compared to R$251 million in 2005 as a result of the higher volume of instruments used to hedge our foreign investments partially offset by the lower appreciation of the real in 2006 as compared to 2005 .

     In 2007, interest on long-term debt decreased from R$1,119 million in 2006 to R$405 million in 2007. This decrease was mainly a result of (i) the higher appreciation of the real in 2007 as compared to 2006, and (ii) the higher gains in our global hedges of our foreign investments, from R$272 million in 2006 to R$714 million in 2007. These events were partially counterbalanced by the 18.3% increase in this liability average balance in 2007 as compared to 2006.

     Interest on Short-term Borrowings. Interest expense on our short-term borrowings decreased from interest income of R$116 million in 2005 to interest expenses of R$9 million in 2006, mainly due to lower appreciation of the real in 2006 as compared to 2005. The average interest paid on short-term borrowings increased 500 basis points, from negative 4.3% in 2005 to positive 0.7% in 2006. However, the average amount of our short-term borrowings decreased by 48.8% in 2006, as a result of the appreciation of the real in 2006.

     In 2007, interest expenses on short-term borrowings increased R$143 million as compared to 2006, despite the higher appreciation of the real in the same period. This increase was mainly a result of average increase in the liability balance of 254.8%, from R$1,374 million in 2006 to R$4,875 million in 2007.

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

     In 2007, our interest expense on federal funds purchased and securities sold under resale agreements increased R$644 million, or 37.6% as compared to 2006, due to the average increase in the liability balance in 2007, a growth of R$8,813 million or 61.0% as compared to 2006, mainly as a result of the shift in our funding strategy from time deposits to securities sold under repurchase agreement using Dibens Leasing debentures as collateral. This increase was partially compensated for, a 180 basis points decrease in the average rate paid under these liabilities, mostly due to a decrease of the SELIC base interest rate.

     Interest on Time Deposits, Savings Deposits and Deposits from Banks. Interest expense on time deposits, savings deposits and deposits from banks decreased R$602 million in 2006 as compared to 2005 as follows:

  Interest expense on time deposits decreased R$554 million, or 13.1%, from 2005 to 2006. The average volume of time deposits in 2006 increased R$1,834 million, or 7.2% . This modest growth of volume was primarily due to a shift in our funding strategy from time deposits to securities sold under repurchase agreement using Dibens Leasing debentures as collateral. The average interest rate paid in 2006 decreased 310 basis points, from 16.6% in 2005 to 13.5% in 2006, primarily due to the correlation with the SELIC base interest rate, which also decreased in 2006;
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

     Interest expense on time deposits, savings deposits and deposits from banks decreased R$1,225 million in 2007 as compared to 2006 due to:

  Interest expense on time deposits decreased R$1,313 million, or 35.8%, from 2006 to 2007. The average volume of time deposits in 2007 decreased R$5,326 million, or 19.6% . This reduction is a reflection of the shift in our funding strategy from time deposits to securities sold under repurchase agreement using Dibens Leasing debentures as collateral. The average interest rate paid in 2007 decreased 270 basis points, from 13.5% in 2006 to 10.8% in 2007, mainly due to the correlation with the SELIC base interest rate, which also decreased in 2007;
  Interest expense on savings accounts increased R$48 million, or 13.9%, in 2007 as compared to 2006 mainly as a result of growth in the average volume of savings deposits of 47.4%, or R$2,844 million during the same period, this growth resulted in a R$139 million higher interest expense in 2007, which was partially compensated by the decrease in the average interest rate, which was primarily due to the correlation with the SELIC base interest rate, which also decreased in 2007; and
  Interest expense on deposits from banks increased R$40 million, or 97.6% in 2007, primarily due to an increase in the average balance of deposits from banks of 345.1% in the same period, which was partially offset by a decrease in the average interest rate paid, from 22.5% in 2006 to 10.0% in 2007, which in turn was caused by the decrease in the SELIC base interest rate.

Provision for Loan Losses

The following table shows the loan portfolio and consolidated provisions for loan losses for the years ended December 31, 2005, 2006 and 2007:

	For the Year Ended December 31,

	Total Consolidated

	2005	2006	2007

	(in millions of R$)
Total Loans (A)	39,237	44,654	60,348
Average Total Loans (B) (1)	34,692	41,257	51,075
Provision for Loan Losses (C )	1,870	2,030	1,935
(C) / (B)	5.4%	4.9%	3.8%
Loan Charge-Offs (D)	(1,442)	(1,842)	(2,016)
(D) / (B)	4.2%	4.5%	3.9%
Allowance at the end of the year (E)	2,107	2,577	2,712
(E) / (A)	5.4%	5.8%	4.5%
Non-performing Loans (F)	1,694	2,278	2,167
(F) / (A)	4.3%	5.1%	3.6%
Loan Recoveries (G)	119	282	216
Net charge-Offs (D+G)	(1,323)	(1,560)	(1,800)

_______________
(1)	Includes average Non-performing Loans.

     Our performance on this sector in 2006 was marked by a conservative lending policy, especially in unsecured personal loans. This policy began in mid-2005 as a result of increasing default rates in the consumer loan market. For the year, loan portfolio grew by 13.8% as compared to December 31, 2005. Our decision to slow the growth rate of loans proved to be accurate: allowances for loan losses remained at an acceptable level. The provision for loan losses increased from R$1,870 million in 2005 to R$2,030 million in 2006, reaching an 8.6%, or R$160 million, increase as compared to 2005. The ratio of total provisions to average loans decreased from 5.4% in 2005 to 4.9% in 2006 and the ratio of non-performing loans to total loans increased from 4.3% in 2005 to 5.1% in 2006.

     The increase of R$160 million, or 8.6%, in 2006 as compared to 2005, of our provision for loan loss expenses was primarily a result of:

  (i) an increasing default rate in the consumer loan market, (ii) the expansion of Hipercard business through the South and Southeast of Brazil, which carries a riskier credit profile and (iii) Unicard’s aggressive strategy of acquiring new clients along with a strong credit expansion in Brazil adopted mainly in the second half of 2005. These increases were partially offset by (i) our conservative lending policy adopted since mid-2005, (ii) an increased focus in offering lower risk products to individuals, such as payroll-linked loans, and (iii) the expansion in the SMEs’ portfolio that also carries lower risk than unsecured personal loans; and
  a reduction in the risk assigned to individual corporate clients and settlements of some large corporate loans during the year.

     In 2006, loan charge-offs increased R$400 million, or 27.7%, non-performing loans increased R$584 million, or 34.5%, and allowance for loan losses increased R$470 million, or 22.3%, as compared to 2005, primarily due to our previous growth of our loan portfolio in segments that present greater risk, such as unsecured personal loans.

     In 2007, our performance was marked by an overall increase in our loan portfolio quality, mainly as a result of (i) our conservative lending policy adopted since mid-2005, especially in unsecured personal loans, due to an increasing default rate in the consumer loan market, (ii) our greater focus on lower risk loan portfolio, such as payroll-linked loans and auto financing and (iii) the improvement of the Brazilian economic environment, which led to a reduction of the risk of default from large corporate clients.

     Despite the 35.1% increase in our loan portfolio in 2007 as compared to 2006, our provisions for loan losses decreased 4.7% or R$95 million, the ratio of total provisions to average loans decreased from 4.9% in 2006 to 3.8% in 2007 and the ratio of non-performing loans to total loans decreased from 5.1% in 2006 to 3.6% in 2007. Additionally, our allowances for loan losses increased R$135 million, or 5.2% in 2007 as compared to 2006, lower than the loan portfolio growth for the same period.

     Due to the previous growth of our loan portfolio, loan charge-offs increased R$174 million, or 9.4% in 2007 as compared to 2006, despite the positive outcome from our credit strategy.

Non-Interest Income

The following table shows the principal components of our non-interest income for 2005, 2006 and 2007:

	For the Year Ended December 31,

	2005	2006	2007

	(in millions of R$)
Fee and commission income	2,712	3,008	3,084
Trading income	111	225	475
Net gains on securities and non-trading derivatives	83	132	208
Net losses on foreign currency transactions	(100)	(43)	(130)
Equity in results of unconsolidated companies	158	195	261
Insurance, private retirement plan and pension investment contracts	2,616	3,220	4,137
Other non-interest income	1,002	850	3,818

Total	6,582	7,587	11,853

     In 2006, our non-interest income increased R$1,005 million, or 15.3%, as compared to 2005, mainly as a result higher fee and commission income, higher trading income and higher income from our insurance, private retirement plan and pension investment contracts.

     In 2007, our non-interest income increased R$4,266 million, or 56.2%, as compared to 2006 mainly due to (i) a R$579 million gross gain from the IPOs of Bovespa Holding and BM&F; (ii) R$1,436 million and R$429 million gross gains from the sale of part of our stake in Redecard and Serasa, respectively; and (iii) a R$640 million gain from the admittance of a minority partner in our subsidiary UPS (see Note 30 to our consolidated financial statements). Non-interest income was also boosted by higher fee and commission income, higher trading income and higher income from our insurance, private retirement plan and pension investment contracts.

     Fee and Commission Income. Fee and commission income increased 10.9%, or R$296 million, in 2006 as compared to 2005. In 2006, fee and commission income was derived from the following sources:

  59.6%, or R$1,792 million, from banking tariffs and other fees and commissions, representing an increase of R$223 million, or 14.2%, as compared to 2005, mainly as a result of increased number of products and services offered to our clients and the expansion of our client base;
  24.5%, or R$738 million, from credit card fees, representing an increase of R$111 million, or 17.7%, as compared to 2005, primarily due to new commercial initiatives undertaken by Unicard and Hipercard followed by significant growth in both businesses;
  8.6%, or R$259 million, from asset management fees, representing a R$9 million decrease, or 3.4%, as compared to 2005, reflecting the decrease on average fees charged from 0.9% in 2005 to 0.8% in 2006, despite the growth of 16% in our total assets under management in the same period; and

  7.3%, or R$219 million, from collection fees, representing a R$29 million decrease or 11.7%, as compared to 2005.

     In 2007, our fee and commission income increased R$76 million, or 2.5% as compared to 2006. Fee and commission income in 2007 was derived from the following sources:

  58.9%, or R$1,817 million, from banking tariffs and other fees and commissions, representing an increase of R$25 million, or 1.4%, as compared to 2006, mainly due to (i) the increase in our client base and (ii) the commissions derived from primary and secondary equity offerings, which we coordinated in 2007, such as Redecard and SulAmérica S.A.. This increase was partially mitigated by the selling of BWU as of January 24, 2007, which generated fees in the previous period;
  23.6%, or R$728 million, from credit card fees, representing a decrease of R$10 million, or 1.4%, as compared to 2006, mostly as a result of the end of Unibanco and Redecard’s Consortium as of March 2007, which started to be recognized as our equity in results of unconsolidated companies in Redecard’s income. This decrease was partially offset by our credit card client growth, resulting in an increase in Unicard, Hipercard and Fininvest’s credit card fees of R$26 million, R$45 million and R$5 million, respectively as compared to 2006;
  9.4%, or R$290 million, from asset management fees, representing a R$31 million, or 12.0% increase, as compared to 2006, mainly due to a 25.6% increase in assets under management during the same period. This increase was partially offset by a decrease in the average rates charged, from 0.8% in 2006 to 0.7% in 2007; and
  8.1%, or R$249 million, from collection fees, representing a R$30 million or 13.7% increase, as compared to 2006.

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

     In 2007, trading income increased R$250 million, or 111.1% as compared to 2006. In 2007, we recognized (i) net expenses of R$225 million from realized gains (losses) on securities, as compared to net earning of R$48 million in 2006, (ii) net earnings of R$247 million from realized gains (losses) on derivatives in 2007, as compared to R$220 million in 2006, and (iii) R$453 million in unrealized gains on securities and derivatives in 2007, as compared to a loss of R$43 million in 2006. In 2007, we recorded a gain of R$209 million from derivatives used as global hedges of foreign investments.

     Net Gains (Losses) on Securities and Non-trading Derivatives. In 2006, net gains on securities and non-trading derivatives increased by 59.0% or R$49 million, principally due to an increase in realized gains on securities available for sale, from R$84 million in 2005 to R$133 million in 2006.

     In 2007, net gains on securities and non-trading derivatives increased by 57.6% or R$76 million, mainly due to an increase in realized gains on securities available for sale, from R$133 million in 2006 to R$208 million in 2007.

     Net Gains (Losses) on Foreign Currency Transactions. In 2006, net losses on foreign currency transactions improved by R$57 million, from expenses of R$100 million in 2005, to expenses of R$43 million in 2006. The results of such transactions were directly impacted by the volume of transactions and the appreciation of the real.

     In 2007, net losses on foreign currency transactions increased by R$87 million, from expenses of R$43 million in 2006, to expenses of R$130 million in 2007, mainly due to a higher appreciation of the real in the same period, as compared to 2006.

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

     In 2007, the equity in results from unconsolidated companies increased 33.8%, from R$195 million in 2006 to R$261 million in 2007, mainly as a result of:

  an increase in Redecard’s equity income, from R$103 million in 2006 to R$173 million in 2007, mainly as a result of the expansion of its clients base and the growth in transaction volume during the same period. This increase was partially offset by the decrease in our participation in Redecard’s, from 31.9% in 2006 to 23.2% in 2007, as a result of the selling of such capital through an initial public offering in July, 2007; and
  the establishment in 2007 of BIU Participações S.A., which posted an equity income of R$3 million, offset by a decrease of R$12 million, from R$20 million in 2006 to R$8 million in 2007, in Serasa’s equity income that was recognized as of June 2007.

     Insurance, Private Retirement Plans and Pension Investment Contracts. In 2006, premiums from insurance, private retirement plans and pension investment contracts increased by 23.1% or R$604 million, as compared to 2005. Also, due to the reduction in the SELIC base interest rate in 2006, we focused to grow our results in operational gains to compensate the impact on financial results. Insurance premiums and private retirement plans fees increased R$385 million and R$220 million, respectively, in 2006 as compared to 2005, as a result of our organic growth and the expansion of our extended warranty business in 2006.

     In 2007, premiums from insurance, private retirement plans and pension investment contracts increased by 28.5% or R$917 million, as compared to 2006, mainly due to an increase of R$483 million and R$433 million in 2007, from insurance premiums and private retirement plan fees, respectively. These increases were driven by our organic growth in this segment and our continued focus on increasing our operational gains to offset the impact on our financial results, due to the reductions in the SELIC base interest rate.

     Other Non-interest Income. In 2006, other non-interest income decreased 15.2%, or R$152 million, from R$1,002 million in 2005 to R$850 million in 2006, mainly due to the indemnity payment that we received in 2005 from Caixa Geral de Depósitos, the former majority shareholder of Banco Bandeirantes, in the amount of R$238 million. For additional information, see Note 23(c) to our consolidated financial statements.

     In 2007, other non-interest income increased 349.2%, or R$2,968 million, from R$850 million in 2006 to R$3,818 million in 2007, mainly due to (i) a R$579 million gross gain from the IPOs of Bovespa Holding and BM&F; (ii) R$1,436 million and R$429 million gross gains from the sale of part of our stake in Redecard and Serasa, respectively; and (iii) a R$640 million gain from the admittance of a minority partner in our subsidiary UPS (see Note 30 to our consolidated financial statements).

Non-Interest Expense

The following table shows the principal components of our non-interest expense for 2005, 2006 and 2007:

	For the Year Ended December 31,

	2005	2006	2007

	(in millions of R$)
Salaries and benefits	3,016	3,044	3,514
Administrative expenses	2,740	3,101	2,982
Amortization of intangibles and impairment on goodwill	134	77	120
Insurance, private retirement plan and pension investment contracts	2,830	3,548	4,405
Other non-interest expense	2,301	2,720	3,765

Total	11,021	12,490	14,786

     Non-interest expense increased in each years of 2005, 2006 and 2007, from R$11,021 million to R$12,490 million to R$14,786 million, respectively.

     The increase in 2006 as compared to 2005 was mainly due to higher salaries and benefits expenses; administrative expenses; insurance, private retirement plan and pension investment contract expenses; and other non-interest expenses, such as exchange losses on foreign investments, tax litigation, credit card selling expenses and service, revenues and other taxes.

     In 2007, the increase as compared to 2006 was driven by higher salaries and benefits expenses, amortization of intangibles and impairment on goodwill, insurance, private retirement plan and pension investment contract expenses, and other non-interest expenses, such as exchange losses on foreign investments and tax litigation.

     Salaries and Benefits. Salaries and benefits increased 0.9%, or R$28 million, in 2006 as compared to 2005. In 2006, we continued focusing on efficiency gains with continuous operational restructuring as well as strict cost controls. This strategy contributed to partially offset (i) increases in employee salaries of 3.5% in September 2006 and 6.0% in September 2005 pursuant to collective bargaining agreements with our employees, (ii) organic growth in the banking activities, specially in the Retail segment, (iii) increase in profit sharing expenses, as a result of higher net income under accounting practices adopted in Brazil and (iv) expansion in consumer finance activities.

     In 2007, salaries and benefits increased 15.4%, or R$470 million, as compared to 2006 largely due to (i) an increase in labor litigation expenses in 2007, (ii) an increase in profit sharing expenses, as a result of higher net income in the same period, (iii) an increase in employee salaries due to a 3.8% increase in the number of employees in 2007 as compared to 2006, mainly as a result of the Retail segment’s business expansion and the growth of information technology infrastructure to support our businesses, and also due to an increase in employee salaries of 6.0% in September 2007 and 3.5% in September 2006 pursuant to the collective bargaining agreements with our employees. These increases were partially mitigated by our strict cost control policies and operational restructuring.

     As of December 31, 2006 we had 32,956 employees as compared to 29,504 employees as of December 31, 2005. This increase was mainly a result of the addition of new sales force employees in consumer finance companies, as well as the expansion of our business.

     As of December 31, 2007 we had 34,215 employees as compared to 32,956 employees as of December 31, 2006. This increase was mainly a result of the expansion of our businesses, as well as addition of new employees in the information technology infrastructure to support the expansion of our businesses.

     Administrative expenses increased 13.2%, or R$361 million, in 2006 as compared to 2005, primarily due to:

  higher communication and third party service costs as a result of the expansion of consumer finance activities, as well as our new television campaign;
  higher expenses for premises and equipment mainly due to the refurbishment of branches as a result of the relaunch of our brand; and
  annual price adjustments on public utilities tariffs, rental and software maintenance contracts.

     In 2007, administrative expenses decreased by 3.8% or R$119 million as compared to 2006, mainly due to our continuous focus on cost control policies, operational restructuring and efficiency gains. This decrease was a result of:

  a R$40 million increase in advertising and publicity;
  a R$27 million increase in net occupancy expenses for premises and equipment;
  a R$24 million increase in information technology expenses;
  a R$27 million decrease in banking and brokerage fees
  a R$41 million decrease in external administrative services expenses;
  a R$66 million decrease in communication expenses; and
  a R$76 million decrease in other expenses.

     Amortization of Intangibles and Impairment of Goodwill. The amortization of intangibles and impairment on goodwill decreased R$57 million, or 42.5%, in 2006 as compared to 2005. In 2006, we recognized no amortization of intangibles for Bandeirantes as compared to R$90 million in 2005, since it was fully amortized in 2005.

     In 2007, the amortization of intangibles and impairment on goodwill increased R$43 million, or 55.8% as compared to 2006, primarily due to the acquisition of several new customer databases and purchased of the rights to provide new payroll management and financial resource administration services to third party companies. For further information see Note 3 to our consolidated financial statements.

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

     In 2007, insurance, private retirement plan and pension investment contracts expenses increased R$857 million, or 24.2% as compared to 2006, mainly as a result of the organic growth and higher focus on operational results shown in this segment, which led to (i) a higher commission expenses, which increased R$322 million, or 56.6%, as compared to 2006, (ii) an increase of R$192 million, or 19.0%, in insurance claims incurred as compared to 2006, (iii) a higher expenses from adjustments to insurance and private reserves for claims of R$240 million as compared to 2006, and (iv) a R$298 million increase in pension investment contract expenses. These increases were partially compensated by a decrease of R$195 million or 73.9% as compared to 2006 in private retirement plans benefit expenses due to sales growth of new plans not yet paying benefits.

     Other non-interest expenses. Other non interest expenses increased 18.2% or R$419 million in 2006 as compared to 2005. This increase was mainly due to:

  a R$160 million increase in service, revenue and other taxes expenses, as a consequence of increases on net interest income and services rendered;
  a R$95 million increase in our civil litigation expenses;
  a R$35 million increase in statutory profit sharing;
  a R$35 million increase in net expenses related to checks and billing;
  a R$32 million increase in uninsured losses of branch network; and
  a R$27 million increase in tax litigation expenses.

     In 2007, other non interest expenses increased 38.4% or R$1,045 million as compared to 2006. This increase was mainly due to:

  a R$553 million increase in exchange losses on foreign investments mainly as a result of the higher appreciation of the real in 2007 as compared to 2006;
  a R$229 million increase in our civil litigation expenses;
  a R$101 million increase in tax litigation expenses, primarily due to (i) the widening of the calculation basis of PIS and COFINS in accordance with law 9,718, and (ii) the deductibility of interest and taxes thereon which collection is restrained; and
  a R$72 million increase in our credit card selling expenses as a result of the organic growth of our credit card business.

Income Tax

     The amount of our income tax and social contribution expenses in 2006 was R$532 million, representing an increase of R$72 million as compared to 2005. This amount is determined by calculating the amount resulting from the application of the combined statutory tax rate of the Brazilian income tax and social contribution (34%) on net profits adjusted to tax basis as determined under Brazilian tax law. In 2006, the effects resulting from such adjustments were: (a) we recognized R$325 million in tax benefits from Interest on Capital Stock, an increase of R$65 million as compared to 2005; (b) we incurred non-deductible losses from exchange rate variations on our foreign investments for an amount of R$98 million, which increased our income tax and social contribution expenses by R$33 million in 2006, an effect of R$18 million lower than 2005; and (c) we had an effect of R$8 million related to other permanent differences, mainly related to stock options valued at fair market value and non-taxable capital gains, a decrease of R$40 million as compared to 2005. For additional information, see Note 18 to our consolidated financial statements.

     In 2007, our effective income tax and social contribution expenses amounted to R$1,346 million, an increase of R$814 million as compared to 2006. The amount of the income tax and social contribution expenses is determined by calculating the amount resulting from the application of the combined statutory tax rate of the Brazilian corporate income tax and social contribution (34%) on net profits adjusted tax basis as determined under Brazilian tax law. In 2007, the effects resulting from such adjustments were: (a) we recognized R$468 million in tax benefits from Interest on Capital Stock, an increase of R$143 million as compared to 2006; (b) we incurred non-deductible losses from exchange rate variations on our foreign investments which increased our income tax and social contribution expenses in the amount of R$221 million in 2007, an increase of R$188 million as compared to the amount of such effect in 2006; (c) we recorded non-taxable gain on sale of shares of equity investee which tax benefits amounted to R$218 million, (d) we incurred unrecognized tax benefits-provision for contingencies, accounted as an increase in liability for income taxes payable, which increased our income tax and social contribution expenses in the amount of R$48 million in 2007; and (e) we had an effect of R$63 million related to other permanent differences, a R$55 million increase as compared to 2006. For additional information, see Note 18 to our consolidated financial statements.

Minority Interest

     In 2006, our minority interest decreased R$9 million, or 5.7% as compared to 2005, mainly driven by a combined decrease of earnings in our subsidiaries with minority interest.

     In 2007, our minority interest increased R$578 million, or 387.9% as compared to 2006, such increase was attributed to the earnings in our subsidiaries with minority interest and the admittance of a minority partner into our subsidiary, UPS (see Note 30 to our consolidated financial statements). As a result, a minority interest was recognized on net income of UPS, most significantly the gain on sale of shares of Redecard (see Note 23 to our consolidated financial statements).

5.B Liquidity and Capital Resources

Overview

     Our asset and liability management policy is designed to ensure that our capital position is consistent with our risk profile and applicable regulatory standards and guidelines. In particular, our policy is designed to avoid material mismatches between assets and liabilities, to optimize our risk-return ratio and to ensure that sufficient liquidity is available to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans or other forms of credit to our customers, and to meet our own working capital needs.

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

     Asset and liability management, as well as liquidity and capital resources, are considered at our financial committee monthly meetings. The financial committee discusses and evaluates our liquidity performance in order to determine the minimum liquidity level we must maintain, and, if necessary, holds extraordinary meetings to evaluate our liquidity position in response to unexpected macroeconomic changes. The financial committee has pre-approved a contingency plan that determines the appropriate procedures in the event of a liquidity crisis.

     Our Treasury segment is responsible for managing our liquidity and sources of funding, including executing investments, in both reais and foreign currencies. The Treasury segment maintains what we believe is a proper balance of maturity distributions and diversification of sources of funds. Based upon our levels of resources and ability to access funding, we believe that our overall liquidity is sufficient to meet current obligations to customers and debt holders, to support expectations for future changes in asset and liability levels and to support our ordinary working capital needs.

Ratings

     We are evaluated by the three main international rating companies: Moody’s Investors Service (“Moody’s”), S&P, and Fitch. The assigned ratings reflect our solvency, management quality and superior operating performance and, consequently, directly impact our cost of funding. The table below shows these assigned ratings:

	Global Scale: Foreign Currency				Global Scale: Local Currency

	Long Term	Long Term	Short Term	Financial	Long Term	Short Term
	Debt	Deposits	Deposits	Strength	Deposits	Deposits

Moody's	Baa3	Ba2	NP	B-	A1	P-1

	Foreign Currency				Local Currency

	Long Term	Short Term			Long Term	Short Term

S&P	BBB-	A-3			BBB-	A-3

	Foreign Currency				Local Currency

	Long Term	Short Term			Long Term	Short Term

Fitch	BBB	F3			BBB	F3

Sources of Funding

Capital

The following table sets forth our capital composition at December 31, 2005, 2006 and 2007:

	As of December 31,
	Consolidated

	2005	2006	2007

	( in millions of R$)
Shareholder’s Equity (Tier 1)	9,534	10,439	13,037
Subordinated Debt (Tier 2)	2,964	3,240	5,757
Minority Interest	855	850	2,421

Shareholders’ Equity

     Shareholders’ equity increased to R$10,439 million as of December 31, 2006, from R$9,534 million as of December 31, 2005. The increase primarily reflected R$1,951 million in net income earned in 2006, partially offset by the provision of R$890 million of dividends/interest on shareholders’ equity.

     Shareholders’ equity increased to R$13,037 million as of December 31, 2007, from R$10,439 million as of December 31, 2006. This increase occurred due to the R$3,560 million in net income earned in 2007, partially offset by the provision of R$1,349 million of dividends/interest on shareholders’ equity.

Subordinated Debt Issuances

     In July 2005, we issued US$500 million in perpetual bonds through our Grand Cayman branch. The perpetual bonds have no maturity date and pay a coupon of 8.7% on a quarterly basis. We can redeem these bonds upon approval of the Central Bank, on July 29, 2010, or on any interest payment date thereafter. According to accounting practices adopted in Brazil, such bonds were approved by the Central Bank to become Tier 2 capital in March 2006, and therefore were not considered for purposes of the calculation of the Basel capital adequacy ratio in 2005.

     Our Tier 2 subordinated debt increased R$276 million in 2006 as compared to 2005, mainly due to the issuance in December 2006 of R$500 million in subordinated time deposits, which were issued in local currency and can be redeemed after December 2011. On these deposits, we pay a rate of 104% of the interbank deposits interest rate, such deposits maturing in 2016. The increase derived from this issuance was partially offset by the appreciation of the real in the same period.

     Throughout 2007, we issued R$2,955 million in subordinated time deposits. The table below shows the characteristics of these issuances:

Issue Date	Maturity date	Remuneration per annum	Principal amount in Reais	Outstanding amount in Reais

May 2007	May 2012	103.9% of CDI	R$1,406 million	R$1,508 million
July 2007	July 2012	CDI + 0.38%	R$422 million	R$444 million
August 2007	August 2012	CDI + 0.38%	R$200 million	R$209 million
August 2007	August 2014	CDI + 0.46%	R$50 million	R$52 million
October 2007	October 2012	IGPM + 7.33%	R$291 million	R$301 million
October 2007	October 2012	103.8% of CDI	R$93 million	R$95 million
October 2007	October 2014	IGPM + 7.35%	R$33 million	R$35 million
October 2007	October 2012	CDI + 0.45%	R$450 million	R$461 million
December 2007	December 2014	CDI + 0.60%	R$10 million	R$10 million

     As of December 31, 2007, our subordinated debt had increased by R$2,517 million as compared to December 31, 2006, due to the issuances listed above recorded as Tier 2 capital, partially mitigated by the appreciation of the real and by a debt that we fully redeemed in April 2007.

Minority Interest

     As of December 31, 2007, our minority interest had increased by R$1,571 million as compared to December 31, 2006, mainly as result of the admittance of a minority partner into our subsidiary, UPS.

Regulatory Capital

     We are subject to risk-based capital adequacy guidelines and regulations issued by the Central Bank that are similar to the standards set forth in the Basel Accord. Under Central Bank rules, we are currently required to maintain a capital adequacy ratio of 11.0% of total capital to total risk-adjusted assets, as calculated in accordance with accounting practices adopted in Brazil. As of December 31, 2007, our capital adequacy ratio was 14.7% . For additional information on capital adequacy requirement see “Item 4.B. Business Overview — Regulation and Supervision — Capital Adequacy Requirements”.

     We measure our capital compliance on a consolidated basis, because we believe it is the most accurate measure of our ability to withstand losses from our direct and indirect operations.

The following table shows our Basel capital adequacy ratio, as calculated in accordance with accounting practices adopted in Brazil, as well as the minimum regulatory capital required under Brazilian law, as of December 31, 2005, 2006 and 2007. For additional information on our Basel capital adequacy ratio, see Note 30 to our consolidated financial statements.

	As of December 31,
	Consolidated

	Partial (1)			Full (2)

	2005	2006	2007	2005	2006	2007

	( in millions of R$, except percentages)
Tier 1	13.3%	12.2%	10.4%	13.9%	12.9%	12.0%
Tier 2(3)	2.3%	3.8%	4.3%	2.2%	3.7%	4.3%

Total capital	15.6%	16.0%	14.7%	16.2%	16.6%	16.3%

Our regulatory capital	10,992	13,080	16,600	11,732	13,871	18,393
Minimum regulatory capital required	7,729	9,000	12,408	7,993	9,190	12,411

Excess over minimum regulatory capital required	3,263	4,080	4,192	3,739	4,681	5,982

_______________________

(1)	Partial consolidation excludes non-financial subsidiaries.
(2)	Full consolidation includes both financial and non-financial subsidiaries.
(3)	The Central Bank adjusts the balance of Tier 2 capital to calculate the Basel capital adequacy ratio. Subordinated debt that matures more than five years into the future is accounted for at 100% of face value. For every year below five years, 20% of face value is deducted from the calculation. For example, a subordinated debt with a one-year maturity is included in the calculation at 20% of face value. As of December 31, 2007, the adjusted amount of subordinated debt used for the Basel capital adequacy ratio calculation was R$4,815 million.

     Our regulatory capital increased from R$10,992 million as of December 31, 2005 to R$13,080 million as of December 31, 2006 on a partially consolidated basis (excluding non-financial subsidiaries). On a fully consolidated basis, our regulatory capital increased from R$11,732 million as of December 31, 2005 to R$13,871 million as of December 31, 2006. The minimum regulatory capital required on a partially consolidated basis increased in 2006, as compared to 2005, mainly due to the increase in our loan portfolio, which impacted our capital requirement for risk weighted assets. Our Basel capital adequacy ratio increased 0.4%, mainly as a result of the R$500 million of subordinated time deposits issued in local currency in December 2006 (which are due in 2016) and the approval in March 2006 as a Tier 2 capital of our perpetual non-cumulative junior subordinated securities (in accordance with accounting practices adopted in Brazil). Such impact was partially offset by the growth of our loan portfolio, contributing to a decrease of 1.5% in our Basel capital adequacy ratio.

     Our regulatory capital increased from R$13,080 million as of December 31, 2006 to R$16,600 million as of December 31, 2007, on a partially consolidated basis (excluding non financial subsidiaries). On a fully consolidated basis, our regulatory capital increased from R$13,871 million as of December 31, 2006 to R$18,393 million as of December 31, 2007.

     The minimum regulatory capital required on a partially and fully consolidated basis also increased in 2007, as compared to 2006. As a consequence, our Basel capital adequacy ratio decreased 127 basis points. This decrease was mainly as a result of the growth of our loan portfolio, which impacted our capital requirement for risk weighted assets and contributed to a decrease of 3.9% in our Basel capital adequacy ratio. Such impact was partially offset by the issuance of R$2,955 million in subordinated time deposits recorded as Tier 2 capital (in accordance with accounting practices adopted in Brazil) and by net income of R$3,560 million earned in 2007 (offset by the provision of R$1,349 million of dividends/interest on shareholders’ equity).

Basel Capital Adequacy Ratio Impacts Year Ended December 31, 2006 (accounting practices adopted in Brazil)

Basel capital adequacy ratio at December 31, 2005	15.6%
Decrease related to risk weighted assets	(1.5)
Impact of the extraordinary goodwill amortization	(0.6)
Change in market risk – interest rates and exchange portfolio	(0.1)
Increase related to shareholders’ equity	0.8
Tier 2	1.8

Basel capital adequacy ratio at December 31, 2006	16.0%

Basel Capital Adequacy Ratio Impacts Year Ended December 31,
2007 (accounting practices adopted in Brazil)

Basel capital adequacy ratio at December 31, 2006	16.0%
Decrease related to risk weighted assets	(3.9)
Impact of the extraordinary goodwill amortization	(0.1)
Change in market risk – interest rates and exchange portfolio	(0.4)
Increase related to shareholders’ equity	1.6
Tier 2	1.5

Basel capital adequacy ratio at December 31, 2007	14.7%

      The growth of our loan portfolio from 2005 to 2007 reflects an improved outlook for Brazilian economic growth and the recovery of domestic demand. Since our current Basel capital adequacy ratio is in excess of the minimum required ratio, we can continue to increase our risk-weighted assets, especially in connection with our loan portfolio.

     In addition, the Central Bank limits the amount of investments in consolidated subsidiaries not engaged in banking, leasing or securities activities and in unconsolidated companies, premises and equipment and intangible assets to 50.0% of adjusted capital on a consolidated basis. This limit is known as the fixed asset ratio. As of December 31, 2007, our total investment in such assets was 34.6% of adjusted capital on a consolidated basis, lower than the Central Bank’s limit, according to accounting practices adopted in Brazil.

Third-Party Liabilities

The following table shows our third-party liabilities at December 31, 2005, 2006 and 2007:

	As of December 31,

	2005	% of total	2006	% of total	2007	% of total

Liabilities	( in millions of R$, except percentages)
Deposits from customers:
Demand deposits	R$ 3,787	4.8%	R$4,099	4.5%	R$10,290	7.7%
Time deposits	26,011	32.7	24,393	26.7	23,601	17.8
Savings deposits	6,115	7.7	7,274	8.0	11,224	8.5
Deposits from banks	23	-	435	0.5	1,380	1.0

Total deposits	35,936	45.2	36,201	39.7	46,495	35.0
Federal funds purchased and securities sold under
repurchase agreements	10,721	13.5	16,991	18.6	27,197	20.5
Import and export financings	2,932	3.7	2,420	2.7	4,057	3.1
Other interbank borrowings	235	0.3	533	0.6	3,452	2.6
Other	72	0.1	92	0.1	118	0.1

Short-term borrowings	3,239	4.1	3,045	3.4	7,627	5.8
Local onlendings	6,012	7.6	6,535	7.2	8,610	6.5
Euronotes	989	1.2	1,029	1.1	1,369	1.0
Debentures	-	-	765	0.8	2,747	2.1
Notes issued under securitization arrangements	2,137	2.7	1,644	1.8	1,621	1.2
Subordinated debt	2,964	3.7	3,240	3.5	5,757	4.3
Mortgage indebtedness	514	0.6	1,272	1.4	418	0.3
Foreign onlendings	143	0.2	64	0.1	8	-
Agricultural notes	-	-	-	-	1,052	0.8
Obligations under capital leases	58	0.1	63	0.1	120	0.1
Other	33	-	26	-	12	-

Long-term debt	12,850	16.2	14,638	16.0	21,714	16.3
Other liabilities	16,683	21.0	20,399	22.3	29,780	22.4

Total Liabilities	R$ 79,429	100.0%	R$ 91,274	100.0%	R$132,813	100.0%

Deposits

     Deposits are the most important source of funding for our banking operations. Our deposits consist primarily of real-denominated interest-bearing time and savings deposits and real-denominated non-interest-bearing demand deposits.

     Our total deposits remained stable between December 31, 2005 and December 31, 2006, with a 0.7% increase, due to the growth in demand and savings deposits, which was offset by a 6.2% decrease in our time deposits. The decrease in our time deposits is mainly due to a shift in our short term funding strategy, focusing more on the issuance of Dibens Leasing debentures, posted mainly under repurchase agreements. The increase in our demand and savings deposits (8.2% and 19.0%, respectively) between December 31, 2005 and December 31, 2006, continues to demonstrate our focus in expanding our sources of low-cost funding.

     Our total deposits increased 28.4% between December 31, 2006 and December 31, 2007, mostly attributed to (i) the 151.0% increase in demand deposits between December 31, 2006 and December 31, 2007, which was driven by the CPMF tax extinguishment, which caused the postponing of financial resources transfers, and also by (ii) the 54.3% increase in savings deposits. These increases were partially offset by the 3.2% decrease in our time deposits, which reflected our shift in funding strategy from time deposits to securities sold under repurchase agreement using Dibens Leasing’s debentures as collateral.

Federal Funds Purchased and Securities Sold Under Repurchase Agreements

     Federal funds and securities sold under repurchase agreements increased 58.5% from R$10,721 million as of December 31, 2005 to R$16,991 million as of December 31, 2006. This growth reflects a change in our short term funding strategy, which begun focusing on repurchase agreements that use debentures as collateral. This source of funding can present volume volatility since such funding is directly impacted by market liquidity and our participation as counterparty on such transactions.

     Federal funds and securities sold under repurchase agreements increased 60.1%, from R$16,991 million as of December 31, 2006 to R$27,197 million as of December 31, 2007 due to the continuance of our strategy to focus on repurchase agreements using debentures issued by Dibens Leasing as collateral.

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

     Our import and export financings increased 67.6% or R$1,637 million between December 31, 2006 and December 31, 2007, due to the continuous growth of Brazilian exports, and to the improvement of economic conditions in Brazil.

Other Sources of Funding

Euronotes

     We are an active participant in the capital markets, especially in the euronotes market. We use the proceeds of these obligations primarily for general lending to our Brazilian clients. As of December 31, 2007, we had R$1,369 million of outstanding euronotes denominated in U.S. dollars and other foreign currencies, of which US$125 million were issued under our Medium Term Note program (“MTN Program”). Our MTN program is a relatively inexpensive source of funding and permits the issuance of up to US$2 billion (or its equivalent in other currencies) of securities with a maturity of more than 12 months.

     The balance of outstanding Euronotes increased by R$40 million between December 31, 2005 and December 31, 2006 due to new issuances and the accrual of interest in 2006, partially offset by the appreciation of the real and maturities in the same period. In the twelve months following December 31, 2006, R$382 million of our total euronote obligations will mature. For additional information see Note 16 of our consolidated financial statement.

     The balance of outstanding Euronotes increased by R$340 million between December 31, 2006 and December 31, 2007 due to new issuances and the accrual of interest in 2007, partially offset by the appreciation of the real and maturities in the same period. In the twelve months following December 31, 2007, R$1,037 million of our total obligation will mature. For additional information see Note 16 of our consolidated financial statement.

Debentures

     In 2006, we started issuing debentures through Dibens Leasing directly to third parties, due to our auto financing funding strategy. Additionally, in 2007, our Commercial Bank started issuing pledges of debentures (Cédula de Debentures) to diversify our sources of funding. As of December 31, 2007, we had outstanding debentures in an aggregate amount of R$2,747 million, which represented an increase of 259.1% as compared to December 31, 2006.

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

     As of December 31, 2006 and December 31, 2007, we had R$1,644 million and R$1,621 million, respectively, in outstanding liabilities in connection with notes we have issued under securitization arrangements, a decrease of 23.1% and 1.4%, respectively as compared to December 31, 2005 and December 31, 2006. The main reason for these declines was the appreciation of the real during 2006 and 2007. For additional information see Note 16 of our consolidated financial statement.

Mortgage Indebtedness

     As of December 31, 2006, we had R$1,272 million in mortgage indebtedness, as compared to R$514 million on December 31, 2005, mainly due to the fact that in 2006, we began issuing and negotiating real estate notes, which amounted to a balance of R$834 million as of December 31, 2006. Additionally, as of December 31, 2006, we had R$438 million in mortgage notes outstanding as compared to R$514 million of outstanding mortgage notes as of December 31, 2005. This decrease was primarily due to our use of other sources of funding.

     As of December 31, 2007, we had R$418 million in mortgage indebtedness, as compared to R$1,272 million as of December 31, 2006. This decrease is due to the fact that our savings deposits increased by 54.3% and therefore our need to issue real estate and mortgage notes decreased for the same period.

Local and Foreign Onlendings

     Local and foreign onlendings consists primarily of real-denominated funds borrowed from BNDES, and FINAME for loans extended to Brazilian clients for investments mainly in fixed assets, such as property and equipment.

     On December 31, 2006, we had R$6,599 million in local and foreign onlendings outstanding, a 7.2% increase over 2005, mainly due to a disbursement of R$2,500 million in BNDES onlendings portfolio, consolidating our third place position in the BNDES overall ranking of financing agents, with a market share of 8.6%. This increase was partially offset by an 8.9% decrease in our FINAME onlendings portfolio.

     On December 31, 2007, we had R$8,618 million in local and foreign onlendings outstanding, a 30.6% increase over 2006, mainly due to a disbursement of R$4,400 million in our BNDES onlendings portfolio. This disbursement maintained our third place position in the BNDES overall ranking of financing agents, with a growing market share of 11.6%. Our FINAME onlendings portfolio has also grown 44.0% in the same period. The increases in BNDES and FINAME onlendings were due to an increase in the demand for fixed-asset financing, driven by the growth of the Brazilian economy.

Agricultural Notes

     In 2007, we started issuing agricultural notes, using agricultural credit receivables as collateral. These notes represent borrowings with original terms generally between 2 and 35 months and bear interbank deposits interest rates ranging from 87% to 92.5%. As of December 31, 2007, we had outstanding agricultural notes in an aggregate amount of R$1,052 million.

Uses of Funding

The following table shows our assets at December 31, 2005, 2006 and 2007:

	As of December 31,

	2005	% of total	2006	% of total	2007	% of total

Assets	( in millions of R$, except percentages)
Cash and due from banks	R$ 1,158	1.3%	R$1,304	1.3%	R$ 4,444	3.0%
Interest-bearing deposits in other banks	1,756	2.0	2,407	2.4	3,991	2.7
Federal funds sold and securities purchased under resale agreements	1,541	1.7	7,928	7.7	25,253	17.0

Cash and cash equivalents	4,455	5.0	11,639	11.4	33,688	22.7
Interest-bearing deposits in other banks	3,351	3.7	5,225	5.1	4,601	3.1
Federal funds sold and securities purchased under resale agreements	8,473	9.4	6,585	6.4	5,815	3.9
Central Bank compulsory deposits	5,150	5.7	5,177	5.1	6,683	4.5
Trading assets, at fair value	11,623	12.9	9,904	9.7	12,459	8.4
Securities available for sale, at fair value	5,471	6.1	7,286	7.1	11,019	7.4
Securities held to maturity, at cost	2,486	2.8	1,576	1.5	1,312	0.9
Loans	39,237	43.7	44,654	43.5	60,348	40.6
Allowance for loan losses	(2,107)	(2.3)	(2,577)	(2.5)	(2,712)	(1.8)

Net loans	37,130	41.3	42,077	41.0	57,636	38.9
Investments in unconsolidated companies	623	0.7	802	0.8	905	0.6
Premises and equipment, net	1,422	1.6	1,435	1.4	1,492	1.0
Goodwill	1,233	1.4	1,471	1.4	1,469	1.0
Intangibles, net	387	0.4	672	0.6	661	0.4
Other assets	8,014	8.9	8,714	8.5	10,531	7.2

Total Assets	R$ 89,818	100.0%	R$ 102,563	100.0%	R$ 148,271	100.0%

     In accordance with our asset and liability management policy, most of our investments are in loans and securities portfolios, as well as cash and cash equivalents. At December 31, 2005, our loan portfolio, securities portfolio and cash and cash equivalents represented 43.7%, 21.8% and 5.0% of our total assets, respectively, as compared to 43.5%, 18.3% and 11.4%, respectively, at December 31, 2006 and 40.6%, 16.7% and 22.7%, respectively, at December 31, 2007. In addition to cash and cash equivalents, we believe that our securities portfolio, which consists principally of Brazilian government securities, is an additional source of liquidity because these securities can be readily converted into cash.

Loans

The following table sets forth our loans, by segment, for 2005, 2006 and 2007:

	For the Year ended December 31,

	2005	2006	2007

	(in millions of Reais)
Retail	21,669	24,643	37,176
Wholesale	16,926	19,421	22,600
Wealth Management	462	506	750
Insurance	818	791	909
Adjustments and Reclassifications	(638)	(707)	(1,087)

Total Loans	R$ 39,237	R$ 44,654	R$ 60,348

Loans are one of our main sources of revenue.

     In 2006 our total loans increased 13.8% or R$5,417 million, as compared to 2005. In 2006, we took a more conservative approach to credit concession, due to concern over the deterioration in consumer retail loans. However, an increase in our credit card and SMEs loans segments led our retail loans to increase 13.7% or R$2,974 million. In the Wholesale segment, our loans portfolio increased 14.7%, or R$2,495 million, mainly due to improved economic conditions. This increase was partially offset by the appreciation of the real, which affected our portfolio of loans indexed to or denominated in foreign currencies.

     Our total loans increased by 35.1% or R$15,694 million in 2007 as compared to 2006. This increase demonstrates loan growth acceleration, especially with respect to individuals with lower risk portfolios, such as payroll-linked loans and auto financing, in addition to SMEs and credit card loan portfolios. This scenario led our Retail loan segment to increase 50.9% or R$12,533 million. In the Wholesale segment, our loans portfolio increased 16.4% or R$3,179 million, due to continuous improvement of the Brazilian economic conditions, partially offset by the appreciation of the real, which affected our portfolio of loans indexed to or denominated in foreign currencies.

Capital Expenditures

The following table sets forth our capital expenditures in 2005, 2006 and 2007:

	For the Year ended December 31,

	2005	2006	2007

	( in millions of R$)
Land and buildings	R$ 105	R$ 9	R$ 8
Furniture and equipment	38	72	48
Leasehold improvements	63	55	47
Data processing	56	87	157
Software developed or obtained for internal use	113	125	185
Other	20	20	-

Total	R$ 395	R$ 368	R$ 445

     In 2006, our capital expenditures decreased 6.8% or R$27 million, largely due a slowing down in the expansion of operations, given our decision to focus on our existing points of sale and stores. This decrease was partially offset by an R$34 million increase in capital expenditures for furniture and equipment, due to the continued remodeling of our existing branch network.

     In 2007, our capital expenditures increased by 20.9% or R$77 million, due to expenditures related to data processing and software development or procurement of R$70 million and R$60 million, respectively. These increases are related to the expansion of our data processing capacity and improvements to our information technology infrastructure to support our businesses expansion.

     During the period from 2005 to 2007, we incurred capital expenditures primarily in connection with initiatives designed to increase the efficiency of our operations, the services offered to our customers and our productivity.

     We anticipate that our capital expenditure in 2008 and 2009, will be related to the expansion of our points of distribution, including branches, corporate-site branches and points of sale within retail partners, as well as to revitalize our existing distribution network. The objective of this expenditure is to increase the scale and network distribution of our retail financial products, while continuing to create value for our shareholders.

Changes in Cash Flows

The following table shows the principal variations in our cash flows during each of the three years indicated:

	For the Year Ended December 31,

	2005	2006	2007

	( in millions of R$)
Net cash provided by operating activities(1)	R$ 3,025	R$ 11,079	R$ 5,290
Net cash used in investing activities(1)	(20,686)	(9,369)	(16,111)
Net cash provided by financing activities	6,417	5,474	32,870

Net increase (decrease) in cash and cash equivalents	R$ (11,244)	R$ 7,184	R$ 22,049

_______________

(1)	The amounts of R$36 for 2005 and R$108 for 2006 were reclassified from investing activities to operating activities, due to reclassification of payroll management and financial resource administration services in these years.

2005

Net cash provided by operating activities

      During 2005, our operating activities provided R$3,025 million in net cash, and consisted of:

      • R$5,073 million provided by our net income adjusted by non-cash items; and

      • R$2,845 million provided by an increase in other liabilities, offset by an increase of R$1,577 million in other assets and an increase of R$3,316 million in trading assets.

Net cash used in investing activities

      During 2005, net cash used in investing activities was R$20,686 million, consisting mainly of:

      • R$5,669 million used in purchase of securities available for sale, offset by R$3,244 million proceeds from sale of securities available for sale;

      • R$8,695 million increase in federal funds sold and securities purchased under resale agreements; and

      • R$8,591 million increase in loans.

Net cash provided by financing activities

      During 2005, net cash provided by financing activities was R$6,417 million, consisting mainly of:

      • R$3,846 million increase in federal funds purchased and securities sold under repurchase agreements;

      • R$1,585 million increase in deposits; and

      • R$1,240 million increase in borrowing under long-term debt arrangements net of repayments, mainly due to R$850 million increase in local onlendings, R$1,066 million increase from a new issuance of subordinated debt, offset by R$168 million decrease in euronotes and R$531 million decrease in notes issued under securitization arrangements.

2006

Net cash provided by operating activities

      During 2006, our operating activities provided R$11,079 million in net cash, and consisted of:

      • R$5,463 million provided by our net income adjusted by non-cash items; and

      • R$4,331 million provided by an increase in other liabilities, a decrease of R$135 million in other assets and a decrease of R$1,150 million in trading assets.

Net cash used in investing activities

      During 2006, net cash used in investing activities was R$9,369 million, consisting mainly of:

      • R$15,826 million used in purchase of securities available for sale, offset by R$13,637 million proceeds from sale of securities available for sale;

      • R$1,557 million decrease in federal funds sold and securities purchased under resale agreements;

      • R$1,636 million increase in deposits in other banks; and

      • R$6,925 million increase in loans.

Net cash provided by financing activities

      During 2006, net cash provided by financing activities was R$5,474 million, consisting mainly of:

      • R$5,784 million increase in federal funds purchased and securities sold under repurchase agreements;

      • R$148 million increase in deposits; and

      • R$698 million increase in borrowings under long-term debt arrangements net of repayments, mainly due to R$523 million increase in local onlendings, R$276 million increase from a new issuance of subordinated debt, R$758 million increase in mortgage indebtedness, offset by R$493 million decrease in notes issued under securitization arrangements.

2007

Net cash provided by operating activities

      During 2007, our operating activities provided R$5,290 million in net cash, and consisted of:

      • R$4,811 million provided by our net income adjusted by non-cash items; and

      • R$7,680 million provided by an increase in other liabilities, offset by an increase of R$5,184 million in other assets and an increase of R$2,017 million in trading assets.

Net cash used in investing activities

      During 2007, net cash used in investing activities was R$16,111 million, consisting mainly of:

      • R$26,132 million used in purchase of securities available for sale, offset by R$22,569 million proceeds from sale of securities available for sale;

      • R$802 million decrease in federal funds sold and securities purchased under resale agreements;

      • R$804 million decrease in deposits in other banks;

      • R$15,087 million increase in loans;

      • R$1,489 million increase in Central Bank compulsory deposits; and

      • R$2,639 million proceeds from sale of unconsolidated companies.

Net cash provided by financing activities

      During 2007, net cash provided by financing activities was R$32,870 million, consisting mainly of:

      • R$9,918 million increase in federal funds purchased and securities sold under repurchase agreements;

      • R$10,661 million increase in deposits; and

      • R$7,137 million increase in borrowings under long-term debt arrangements net of repayments, mainly due to R$2,075 million increase in local onlendings, R$2,517 million increase from a new issuance of subordinated debt, R$1,982 million increase in debentures, R$1,038 million increase in other long term debt, and R$340 million increase in euronotes, offset by R$854 million decrease in mortgage indebtedness and R$23 million decrease in notes issued under securitization arrangements.

Interest Rate Sensitivity

     Managing interest rate sensitivity is a key component of our asset and liability management policy. Interest rate sensitivity is determined according to the maturity or repricing characteristics of interest-bearing assets and interest-bearing liabilities due to market interest rates. The interest rate sensitivity is offset when an equal amount of these assets or liabilities matures or reprices for that period. Any mismatch of interest-bearing assets and interest-bearing liabilities is known as a gap position. This relationship is as of one particular date only, and significant swings can occur daily as a result of both market forces and management decisions.

      Our interest rate sensitivity strategy takes into account:

      • the balance between expected rates of return and risk;

      • the overall exposure to interest rate risk; and

      • the liquidity and capital requirements.

     Our management monitors daily maturity mismatches in our positions on a daily basis and manages them within established limits, changing positions promptly as market outlook changes.

The following tables set forth the repricing periods of our interest-bearing assets and interest-bearing liabilities as of December 31, 2007. The information at that date may not reflect interest rate gap positions at other times and may not represent the future impact on our results. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

	As of December 31, 2007

	Up to	31 -90	91-180	181-360	1 - 3	3 - 5	over
	30 days	days	days	days	years	years	5 years	Total

Interest-bearing deposits
in other banks	R$ 2,916	R$ 752	R$ 1,104	R$ 1,842	R$ 1,384	R$ 594	R$ -	R$ 8,592
Federal Funds sold and sec
sec pur und resale agreements	25,578	3,659	1,811	20	-	-	-	31,068
Central bank compulsory deposits	6,683	-	-	-	-	-	-	6,683
Trading	2,744	767	488	2,266	3,501	1,494	1,199	12,459
Securities available for sale	546	450	178	2,314	3,068	1,150	3,313	11,019
Securities held to maturity	9	43	98	-	259	190	713	1,312
Loans, net	10,217	9,864	7,487	9,581	13,287	4,614	2,586	57,636
Other Assets	58	-	-	-	-	-	-	58

	R$ 48,751	R$ 15,535	R$ 11,166	R$ 16,023	R$ 21,499	R$ 8,042	R$ 7,811	R$ 128,827

	As of December 31, 2007

	Up to	31 -90	91-180	181-360	1 - 3	3 - 5	over
	30 days	days	days	days	years	years	5 years	Total

Deposits from banks	R$ 1,380	R$ -	R$ -	R$ -	R$ -	R$ -	R$ -	R$ 1,380
Saving deposits	11,224	-	-	-	-	-	-	11,224
Time deposits	1,891	1,925	2,215	4,376	12,986	183	25	23,601
Federal Funds pur and sec
sold und rep	11,557	1,943	2,920	2,618	7,180	977	2	27,197
Short term borrowings	1,661	1,748	1,377	2,382	365	76	18	7,627
Long term debt	605	1,045	1,582	2,575	6,211	5,635	4,061	21,714

	R$ 28,318	R$ 6,661	R$ 8,094	R$ 11,951	R$ 26,742	R$ 6,871	R$ 4,106	R$ 92,743

Asset/liability gap	20,433	8,874	3,072	4,072	(5,243)	1,171	3,705	36,084

Cumulative gap	20,433	29,307	32,379	36,451	31,208	32,379	36,084	36,084

Ratio of cumulative gap to
cumulative total interest
earning assets	15.9%	22.7%	25.1%	28.3%	24.2%	25.1%	28.0%

Exchange Rate Sensitivity

     Most of our operations are denominated in reais. However, at any given time, we usually have assets, liabilities and derivatives denominated in foreign currencies, principally U.S. dollars. We enter into derivatives contracts, including swaps, futures and options, to manage our overall exposure, as well as to assist our customers with managing their exchange rate exposure. Central Bank regulations limit our maximum foreign currency exposure to 30% of our regulatory capital. As of December 31, 2007, our net foreign currency exposure represented 4.5% of our regulatory capital, according to Central Bank regulations. For additional information see “Item 5. Operating and Financial Review and Prospects — Macroeconomic Factors Affecting Our Financial Condition and Results of Operations —Effects of Government Regulation on Our Financial Conditions and Results of Operations — Capital Adequacy”.

As of December 31, 2007, the composition of our assets, liabilities, shareholders’ equity and derivative financial instruments by currency and term was as shown below. The information below may not reflect our net exposure as of such date under the Central Bank’s guidelines, primarily because operations that mature during the following business day are not subject to changes in foreign currency as they are settled with an exchange rate from the previous day. In addition, the information at that date may not reflect the net exposure at other times and may not represent the future impact on our results:

	As of December 31, 2007

	R$	Foreign Currency	Total	Percentage

	(in millions of R$, except percentages)
Assets
Cash and due from banks	R$ 2,373	R$ 2,071	R$ 4,444	3.0%
Loans, securities and other assets	118,862	20,983	139,845	94.3
Less than one year	89,131	13,362	102,493	69.1
From one to three years	18,349	3,150	21,499	14.5
More than three years	11,382	4,471	15,853	10.7
Premises and equipment, net	1,492	-	1,492	1.0
Investments in unconsolidated companies	905	-	905	0.6
Goodwill and intangibles, net	2,130	-	2,130	1.4
Nonperforming loans	2,164	3	2,167	1.5
Allowance for loan losses	(2,712)	-	(2,712)	(1.8)

Total	R$ 125,214	R$ 23,057	R$ 148,271	100.0%

Percentage of total assets	84.4%	15.6%	100.0%

Liabilities and shareholders’ Equity
Demand Deposits - Non-interest bearing	R$ 9,697	R$ 593	R$ 10,290	6.9%
Deposits, borrowings and other liabilities	112,184	12,760	124,944	84.3
Less than one year	79,160	8,065	87,225	58.8
From one to three years	24,560	2,182	26,742	18.0
More than three years	8,464	2,513	10,977	7.5
Shareholders’ equity	13,037	-	13,037	8.8

Total	R$ 134,918	R$ 13,353	R$ 148,271	100.0%

Percentage of total liabilities and
shareholders’ equity	91.0%	9.0%	100.0%
Derivative financial instruments	R$ 1,657	R$ 338	R$ 1,995
Net exposure		R$ 10,042

5.C Research and Development, Patents and Licences, Etc.

     We do not have any significant policies or projects relating to research and development, and we own no patents or licenses.

5.D Trend Information

     After a period of economic instability and high inflation, Brazil underwent profound economic and financial changes during the last decade. In 2007, Brazilian macroeconomic indicators remained favorable due to economic growth and credit expansion, notwithstanding the uncertainty in respect of the U.S. economy caused by the subprime mortgage crisis and its consequences for the financial sector. Despite the high volatility in the financial markets, Brazilian interest rates fell to their lowest levels in history and Brazilian products are moving gradually closer to investment grade. During 2008, both S&P and Fitch upgraded the rating of Brazil’s long-term external debt to investment grade. As a result, we believe continuing economic growth will offer foreign investors an attractive economic environment with reduced risk for creditors and favorable conditions for credit expansion within Brazil.

     In an atmosphere of increased competitiveness with a relentless search for efficiency and products with greater added value, a successful financial institution will need greater volume, economies-of-scale, the best quality services, a pioneering spirit and innovation.

     For us, future business development will focus on the expansion of our branch network, further improvements to the composition of our funding, development of our mortgage loan portfolio, cross-selling, a larger client base, and an increased offering of retail credit in conjunction with continued growth in income and GDP. In the Wholesale segment, given ever-decreasing spreads, future growth will rely on an increasing number of transactions and new opportunities in the capital markets, such as IPOs. In the Treasury segment, we intend to continue to manage our balance sheet structure to maximize opportunities for profit and the funding needs of the Commercial Bank. In the Wealth Management segment, the strategy is to maintain our focus on products with high added value, such as equity funds and credit assets. In our Insurance and Pension Plans segment, we expect to maintain our leadership position in the insurance market and to focus on our growth on the private individual and pension plans markets due to the trend away from closed pension fund plans and towards open pension fund plans.

     We believe that our constant search for efficiency along with greater volume of revenue will enable us to realize our goals of (i) increased profitability and payouts to our shareholders, (ii) creation of new employment and (iii) contribution to Brazil’s development.

5.E. Off-Balance Sheet Arrangements

     We and our subsidiaries have entered into several types of off-balance sheet arrangements, including lines and letters of credit, financial guarantees, and certain derivative and hedging transactions (until 2006). We have no off-balance sheet entities or off-balance sheet arrangements that we believe are reasonably likely to have a material adverse effect on our liquidity or the availability of, or the requirements for capital resources.

Notional Amounts of our Derivatives

     We use derivative financial instruments to manage our overall exposures and to assist our clients in managing their exposure, with respect to market risks and currency exchange rate and interest rate fluctuations. We also enter into derivative contracts for trading purposes to take advantage of market opportunities.

     The following table presents the notional amount and the credit risk value of derivative positions held for trading purposes at December 31, 2007. For additional information, see Note 27 to our consolidated financial statements.

	2007

	Notional	Credit Risk

Interest rates:
Swap contracts	R$ 19,404	R$ 671
Future contracts - purchased position	50,298	-
Future contracts - sold position	(49,637)	-
Forward contracts	910	68
Option contracts - purchase option	145,062	573
Option contracts - sale option	111,571	-
Foreign currency:
Swap contracts	3,690	53
Future contracts - purchased position	1,215	-
Future contracts - sold position	(8,360)	-
Forward contracts	12,790	105
Option contracts - purchase option	49,068	180
Option contracts - sale option	61,104	-
Exchange:
Forward contracts	304	301
Equity securities:
Option contracts - purchase option	1,825	44
Option contracts - sale option	22	-

Non-hedging transactions

     Interest rate and currency swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The original maturity on these contracts at December 31, 2007 ranges from two days to twelve years. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions, due to movements in interest rates and the exchange rate of currencies. At December 31, 2007, we had liabilities related to interest rate and currency swaps in the amount of R$1,839 million that was classified as “Other liabilities”.

     Interest rate and currency futures and forwards contracts are contracts for the delayed delivery of an instrument at a specified price or yield. The notional amounts represent the face value of the underlying instrument for which daily cash settlements of the price movements are made for the future contracts. Maturities of these contracts at December 31, 2007 range from two days to twelve years. The credit risk associated with future and forwards contracts is minimized due to daily or monthly cash settlements and by entering into transactions with a select number of high-quality institutions. At December 31, 2007, we had liabilities related to interest rate, currency and exchange forwards in the amount of R$770 million that was classified as “Other liabilities”.

     Options are contracts which (i) transfer, modify, or reduce interest rate risk, or (ii) allow us to purchase or sell a currency in exchange for the payment of a premium at inception of the contract. As a purchaser of options, we pay a premium and as the writer of options, receive a premium in exchange for bearing the risk of unfavorable movements in future interest rates and market prices for the underlying currency. At December 31, 2007, we had liabilities related to interest rate, currency and equity securities options in the amount of R$906 million that was classified as “Other liabilities”.

Hedging transactions

     During 2007, we recognized a cumulative adjustment of R$129 million as a loss in Trading Income, net, with a related income tax effect of R$44 million as a loss to Deferred Tax Expense, to correct for errors arising from a misapplication of cash flow hedge accounting in our previously issued consolidated financial statements for years ended December 31, 2005 and 2006. See Note 1 to our consolidated financial statements for further information about the adjustment.

     This error had no impact on any asset or liability, total net shareholders´ equity or total net cash flow from operations reported for either prior or current years and does not alter our trends or materially impact disclosed financial ratios. There is also no effect on our expected cash flow and risk management policies because the derivatives are still part of our trading portfolio for risk management purposes. In addition, this discontinuance of our cash flow hedge accounting does not impact our dividend payments because our dividends are based on our Brazilian GAAP Financial Statements.

     As of January 1, 2007, we discontinued the application of cash flow hedge accounting in our consolidated financial statements. The discontinuance of cash flow hedge accounting did not impact our compliance with our internal risk management policies. We continue to use derivative instruments as economic hedges as a part of our risk management strategies.

Financial Guarantees

     As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers, which are summarized below:

	Contractual amounts

	As of December 31,

		Less than	1 to 3	3 to 5	After 5	No stated

	2007	1 year	years	years	years	maturity

Co-obligation for credit assignment	R$ 20	R$ 3	R$ -	R$ -	R$ -	R$ 17
Guarantees	14,835	3,785	2,173	997	7,466	414
Standby letters of credit and other letter of credit	222	222	-	-	-	-

     Co-obligations for credit assignments are assignments of credit in which we continue to have a co-payment obligation in the event of default by borrower.

     Standby letters of credit and guarantees are our conditional commitments to guarantee the performance of a customer to a third party in borrowing arrangements. Other letters of credit are issued to support transactions on behalf of customers.

     Additionally, at December 31, 2007, we have contractual amounts of R$33,270 million, of unfunded commitments to extend credit for a specified time period to lend to customers who have complied with predetermined contractual conditions. These contracts have maturities of less than one year and can be renewed.

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

5.F. Tabular Disclosure of Contractual Obligations

Contractual Obligations

     Our contractual obligations as of December 31, 2007 are summarized as follows:

				Payments due by period

Contractual obligations(2)	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years

	(in millions of R$)

Time Deposits	R$ 23,601	R$ 10,407	R$ 12,986	R$ 183	R$ 25
Euronotes	1,369	1,129	238	(4)	6
Foreign onlendings	8	2	5	1	-
Local onlending	8,610	2,817	3,453	1,600	740
Mortgage indebtedness (1)	418	418	-	-	-
Notes issued under securitization arrangements	1,621	20	65	-	1,536
Debentures	2,747	416	1,116	514	701
Subordinated Debt	5,757	14	1,152	3,513	1,078
Agricultural notes	1,052	941	111	-	-
Obligations under capital leases	120	38	71	11	-
Other	12	10	2	-	-
Total debt obligations	R$ 45,315	R$ 16,212	R$ 19,199	R$ 5,818	R$ 4,086

_______________
(1)	Notes issued in the Brazilian Market, entirely collateralized by real estate loans.
(2)	Excludes the liability for unrecognized tax benefits in the amount R$825 million, for which we understand it is not reasonably estimate the period for related future payments.

     Asset and liability management, as well as liquidity and capital resources, are considered at our financial committee monthly meetings. The financial committee discusses and evaluates our liquidity performance in order to determine the minimum liquidity level we must maintain, and, if necessary, holds extraordinary meetings to evaluate our liquidity position in response to unexpected macroeconomic changes. The financial committee has pre-approved a contingency plan that determines the appropriate procedures in the event of a liquidity crisis.

     Additionally, in accordance with our asset and liability management policy, most of our investments are in loans and securities portfolio, as well as cash and cash equivalents. In addition to cash and cash equivalents, we believe that our securities portfolio, which consists principally of Brazilian government securities, is also an additional source of liquidity because these securities can be readily converted into cash.

     In 2007, R$10,407 million of our time deposits will mature in less than one year and based on our historical experience we expect they will rollover.

     For additional information related to contractual obligation see Note 16 to our consolidated financial statements.

Other commitments

     We lease many properties under standard real estate leases that can be canceled at our option. These leases include renewal options and escalation clauses for rent adjustments to reflect changes in price indices. Expenses of real estate leases were and R$229 million in 2007.

     During 2004, we sold many properties used as branches and subsequently rented them for the purpose of continuing our operations. As of December 31, 2007 the future liabilities for the payment of leases related to financing, through 2009, totalized R$1 million.

SELECTED STATISTICAL INFORMATION

     The following information is included for analytical purposes and should be read in connection with our U.S. GAAP Financial Statements.

Average Consolidated Balance Sheet and Interest Rate Data

     The table below presents the average consolidated balances for our interest-bearing assets and interest-bearing liabilities, the related interest income and expense amounts and the average yields and rates for each period. The average balances were calculated from the month end principal balances together with the related accrued interest balances. see Note 2(b) to our consolidated financial statements.

     We have separated certain liabilities into domestic and international currencies. The domestic balances represent liabilities denominated in reais while the international balances represent liabilities denominated in currencies other than reais, primarily the U.S. dollar. We did not separate asset balances into domestic and international currencies, as substantially all of our assets are denominated in reais.

     All nonperforming loans are also nonaccrual loans and they have been excluded from “Loans” in the average balance and included as non-interest-earning assets.

     The accrual of interest on Brazilian financial assets and liabilities typically includes nominal interest rates and a monetary correction component. Such monetary correction may be related to an inflation index, changes in foreign exchange rates (usually U.S. Dollar) or other floating interest rate. The interest rate and monetary correction are applied at the end of each month to the principal balance of each operation. The updated value becomes the new basis for the accrual of the next month’s interest and monetary correction, and so forth, until settled. As a result, it is not practical (and it would not reflect the actual return on our investments) to segregate only the interest rate component for purposes of showing our average consolidated balance sheet and interest rate data. On the other hand, for prospective financial information, we have only considered the interest rate component, as we cannot predict the effects of monetary correction up to the maturity date.

     Brazilian tax law does not currently provide income tax exemptions for interest earned on any investment securities. Therefore, interest income has not been presented on a tax-equivalent basis. Additionally, fees received for loans are included in interest income on loans. We do not consider these amounts to be significant.

	As of December 31,

	2005			2006				2007

	Average		Average	Average		Average	Average		Average
	balance	Interest	yield/rate	balance	Interest	yield/rate	balance	Interest	yield/rate

	(in millions of R$, except percentages)
Interest-bearing assets:
Interesting bearing deposits in other banks	R$ 3,879	R$ 436	11.2%	R$ 5,812	R$ 644	11.1%	R$ 7,334	R$ 1,039	14.2%
Federal funds sold and securities purchased under resale agreements	10,549	2,069	19.6	13,152	1,809	13.8	20,569	2,184	10.6
Central Bank compulsory deposits	3,826	569	14.9	4,012	486	12.1	4,453	425	9.5
Trading assets	8,658	1,176	13.6	11,401	2,295	20.1	10,045	983	9.8
Securities available for sale (1)	3,511	1,128	32.1	6,790	898	13.2	11,236	1,644	14.6
Securities held to maturity	3,267	386	11.8	2,534	229	9.0	2,256	201	8.9
Loans	33,310	9,354	28.1	39,245	10,105	25.7	48,883	9,765	20.0
Other interest-bearing assets	49	4	8.2	52	4	7.7	56	3	5.4

Total interest-bearing assets	67,049	15,122	22.6	82,998	16,470	19.8	104,832	16,244	15.5

Non-interest-bearning assets:
Cash and due from banks	1,458			1,863			2,331
Central Bank compulsory deposits	1,162			1,192			1,031
Nonperforming loans	1,382			2,012			2,192
Allowance for loan losses	(1,753)			(2,295)			(2,514)
Investments in unconsolidated companies	626			693			881
Premises and equipment	1,390			1,410			1,456
Goodwill and intangibles	1,632			2,307			2,318
Other assets	7,682			9,122			9,617

Total non-interest bearing assets	13,579			16,304			17,312

Total assets	R$ 80,628	R$ 15,122	18.8%	R$ 99,302	R$ 16,470	16.6%	R$ 122,144	R$ 16,244	13.3%

Interest-bearing liabilities
Time deposits:
Domestic	R$ 24,502	R$ 4,177	17.0%	R$ 25,983	R$ 3,567	13.7%	R$ 20,430	R$ 2,230	10.9%
International	856	43	5.0	1,209	99	8.2	1,436	123	8.6

Total	25,358	4,220	16.6	27,192	3,666	13.5	21,866	2,353	10.8

Savings deposits:
Domestic	5,658	415	7.3	5,535	345	6.2	8,374	393	4.7
International	472	1	0.2	461	1	0.2	466	1	0.2

Total	6,130	416	6.8	5,996	346	5.8	8,840	394	4.5

Deposits from banks:
Domestic	72	14	19.4	175	40	22.9	800	81	10.1
International	43	5	11.6	7	1	14.3	10	-	-

Total	115	19	16.5	182	41	22.5	810	81	10.0

Federal funds purchased and securities
sold under repurchase agreements	7,194	1,037	14.4	14,459	1,714	11.9	23,272	2,358	10.1

Short-term borrowings:
Domestic	17	3	17.6	1,084	(94)	(8.7)	1,266	(44)	(3.5)
International	2,669	(119)	(4.5)	290	103	35.5	3,609	196	5.4

Total	2,686	(116)	(4.3)	1,374	9	0.7	4,875	152	3.1

Long-term debt:
Domestic	6,138	418	6.8	9,795	606	6.2	13,100	98	0.7
International	5,597	551	9.8	4,472	513	11.5	3,772	307	8.1

Total	11,735	969	8.3	14,267	1,119	7.8	16,872	405	2.4

Total interest-bearing liabilities	53,218	6,545	12.3	63,470	6,895	10.9	76,535	5,743	7.5

Non-interest-bearing liabilities:
Demand deposits:
Domestic	2,982			3,493			3,832
International	504			702			585

Total	3,486			4,195			4,417

Other non-interest- bearing liabilities	14,901			21,636			29,159

Total non-interest-bearing liabilities	18,387			25,831			33,576

Total liabilities	71,605	6,545	9.1%	89,301	6,895	7.7%	110,111	5,743	5.2%

Shareholders' equity	9,023			10,001			12,033

Total liabilities and shareholders' equity	R$ 80,628	R$ 6,545		R$ 99,302	R$ 6,895		R$ 122,144	R$ 5,743

________________
(1)	The average balance for securities classified as available for sale do not include the effect of changes in fair value.

     Changes in Interest Income and Expenses — Volume and Rate Analysis

     The following table shows the allocation of the changes in our interest income and expense between average volume and changes in the average yields/rates for 2006 compared to 2005 and for 2007 compared to 2006. Volume and rate variances have been calculated based on movements of average balances over the period and changes in average interest yield/rates on interest-bearing assets and interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to the change due to volume and the change due to rate on a proportional basis.

	2006/2005			2007/2006

	Increase / (decrease)			Increase / (decrease)
	due to changes in:			due to changes in:

	Volume	yield/rate	Net change	Volume	yield/rate	Net change

	(in millions of R$)
Interest-bearing assets:
Interest-bearing deposits in other banks	R$ 214	R$ (6)	R$ 208	R$ 191	R$ 204	R$ 395
Federal funds sold and securities purchased
under resale agreement	442	(702)	(260)	855	(480)	375
Central Bank compulsory deposits	27	(110)	(83)	50	(111)	(61)
Trading assets	444	675	1,119	(247)	(1,065)	(1,312)
Securities available for sale	673	(903)	(230)	642	104	746
Securities held to maturity	(77)	(80)	(157)	(25)	(3)	(28)
Loans	1,572	(821)	751	2,191	(2,531)	(340)
Other interest-bearing assets	-	-	-	-	(1)	(1)

Total interest-bearing assets	R$ 3,266	R$ (1,918)	R$ 1,348	R$ 3,815	R$ (4,041)	R$ (226)

Interest-bearing liabilities:
Time deposits:
Domestic	R$ 240	R$ (850)	R$ (610)	R$ (683)	R$ (655)	R$ (1,338)
International	22	34	56	19	5	24

Total	260	(814)	(554)	(647)	(666)	(1,313)

Savings deposits:
Domestic	(9)	(61)	(70)	147	(100)	47
International	-	-	-	-	-	-

Total	(9)	(61)	(70)	139	(91)	48

Deposits from banks:
Domestic	23	3	26	74	(33)	41
International	(5)	1	(4)	-	(1)	(1)

Total	18	4	22	49	(9)	40

Federal funds purchased and securities sold
under repurchase agreements	889	(212)	677	922	(278)	644
Short-term borrowings:
Domestic	(87)	(10)	(97)	(14)	65	51
International	20	202	222	249	(157)	92

Total	27	98	125	58	85	143

Long-term debt:
Domestic	229	(41)	188	154	(662)	(508)
International	(121)	83	(38)	(72)	(134)	(206)

Total	109	41	150	174	(888)	(714)

Total interest-bearing liabilities	R$ 1,169	R$ (819)	R$ 350	R$ 1,244	R$ (2,396)	R$ (1,152)

     Net Interest Margin and Spread

     The following table shows our average interest-bearing assets, average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread for 2005, 2006 and 2007.

	For the Year Ended December 31,

	2005	2006	2007

	(in millions of R$, except percentages)

Total average interest-bearing assets	R$ 67,049	R$ 82,998	R$ 104,832
Total average interest - bearing liabilities	53,218	63,470	76,535
Net interest income (1)	R$ 8,577	R$ 9,575	R$ 10,501
Average yield on average interest - bearing assets	22.6%	19.8%	15.5%
Average rate on average interest - bearing liabilities	12.3	10.9	7.5
Net interest spread (2)	10.3	8.9	8.0
Net interest margin (3)	12.8%	11.5%	10.0%

_______________
(1)	Defined as total interest income less total interest expense.
(2)	Defined as the differences between the average yield on interest-bearing assets and the average rate on interest-bearing liabilities.
(3)	Defined as net interest income divided by average interest-bearing assets.

     Returns on Equity and Assets

     The following table shows certain of our financial data for the periods indicated:

	For the Year Ended December 31,

	2005	2006	2007

	(in millions of R$, except percentages)

Net income	R$ 1,650	R$ 1,951	R$ 3,560
Average total assets	80,628	99,302	122,144
Average shareholders' equity	R$ 9,023	R$ 10,001	R$ 12,033
Net income as a percentage of average total assets	2.0%	2.0%	2.9%
Net income as a percentage of average shareholders' equity	18.3	19.5	29.6
Dividends payout ratio common and preferred (1)	44.0	45.6	37.9
Average shareholders´ equity as a percentage of average total assets	11.2%	10.1%	9.9%

_______________
(1)	Defined as dividends declared per share divided by net income per share

     Securities Portfolio

     General

     The following table shows our portfolio of trading assets, securities available for sale and securities held to maturity as of December 31, 2005, 2006 and 2007. The amounts exclude our investments in unconsolidated companies. See Note 11 to our consolidated financial statements. According to U.S. GAAP, trading assets and securities available for sale are stated at fair value and securities held to maturity are stated at amortized cost. See Notes 2(d), 2(e), 2(f), 6, 7, 8 and 27 to our consolidated financial statements.

	As of December 31,

		% of		% of		% of
	2005	total	2006	total	2007	total

	(in millions of R$, except percentages)
Trading Assets:
Federal government securities	R$ 9,465	81.5%	R$ 6,948	70.1%	R$ 6,331	50.9%
Brazilian sovereign bonds (2)	79	0.7	594	6.0	146	1.2
Securities of foreign governments	236	2.0	389	3.9	1,758	14.1
Corporate debt securities	396	3.4	363	3.7	453	3.6
Bank debt securities	107	0.9	97	1.0	28	0.2
Mutual funds (1)	398	3.4	514	5.2	629	5.0
Shares	97	0.8	229	2.3	1,119	9.0
Derivative financial instruments	845	7.3	770	7.8	1,995	16.0

Total	R$ 11,623	100.0%	R$ 9,904	100.0%	R$ 12,459	100.0%

Trading assets as a percentage of Total assets	12.9%		9.7%		8.4%
Securities Available For Sale:
Federal government securities	R$ 489	8.9%	2,716	37.3%	R$ 4,798	43.6%
Brazilian sovereign bonds (2)	2,374	43.4	2,162	29.7	1,763	16.0
Securities of foreign governments	-	-	272	3.7	1,486	13.5
Corporate debt securities	2,230	40.8	1,869	25.6	2,349	21.3
Bank debt securities	283	5.2	121	1.7	167	1.5
Shares	92	1.7	140	1.9	451	4.1
Mutual funds (1)	3	-	6	0.1	5	-

Total	R$ 5,471	100.0%	R$ 7,286	100.0%	R$ 11,019	100.0%

Securities available for sale as a percentage of total assets	6.1%		7.1%		7.4%
Securities held to maturity:
Federal government securities	R$ 1,091	43.9%	R$ 469	29.8%	R$ 506	38.6%
Brazilian sovereign bonds (2)	1,240	49.8	993	63.0	783	59.7
Corporate debt securities	74	3.0	57	3.6	5	0.4
Bank debt securities	81	3.3	57	3.6	18	1.3

Total	R$ 2,486	100.0%	R$ 1,576	100.0%	R$ 1,312	100.0%

Securities held to maturity as a percentage of total assets	2.8%		1.5%		0.9%

_______________
(1)	The portfolios of mutual funds held by our insurance, capitalization and private retirement companies are comprised mainly of Brazilian government securities.
(2)	Consists primarily of Brady Bonds and Global Bonds issued by Brazilian government abroad.

     At December 31, 2005, 2006 and 2007 we held no securities of a single issuer or related group of companies whose the aggregate book value and market value exceeded 10% of our shareholders’ equity, except for the R$14,738 million, R$13,882 million and R$14,327 million of investment in Brazilian government securities and Brazilian sovereign bonds representing 154.6%, 133.0% and 109.9% of our shareholders’ equity, respectively.

     Maturity Distribution

     The following table shows the maturity distribution and average yields as of December 31, 2007 for our trading assets, securities available for sale and securities held to maturity. Brazilian tax law does not currently provide income tax exemptions for interest earned on any investment securities. Therefore interest income has not been presented on a tax-equivalent basis.

	As of December 31, 2007

	Due in between 1 year		Due in between 1		Due in between 5 to		Due after 10 years		Total
	or less		and 5 years		10 years

		Yield		Yield		Yield		Yield		Yield
	R$	% (3)	R$	% (3)	R$	% (3)	R$	% (3)	R$	% (3)

	(in millions of R$, except percentages)
Trading Assets:
Federal government securities	R$ 6,331	10.1%	R$ -	0.0%	R$ -	0.0%	R$ -	0.0%	R$ 6,331	10.1%
Brazilian sovereign bonds	146	10.1	-	-	-	-	-	-	146	10.1
Securities of foreign governments	1,758	14.4	-	-	-	-	-	-	1,758	14.4
Corporate debt securities	453	7.3	-	-	-	-	-	-	453	7.3
Bank debt securities	28	7.6	-	-	-	-	-	-	28	7.6
Mutual funds (1)	629	-	-	-	-	-	-	-	629	-
Shares	1,119	-	-	-	-	-	-	-	1,119	-
Derivative financial instruments	1,050	-	818	-	117	-	10	-	1,995	-

Total (3)	R$ 11,514	10.9%	R$ 818	0.0%	R$ 117	0.0%	R$ 10	0.0%	R$ 12,459	10.9%

Securities Available for Sale:(2)
Federal government securities	R$ 1,173	11.0%	R$ 2,877	11.0%	R$ 427	8.7%	R$ 321	7.4%	R$ 4,798	10.5%
Brazilian sovereign bonds	35	11.5	98	10.8	341	8.9	1,289	10.3	1,763	10.1
Securities of foreign governments	1,486	8.8	-	-	-	-	-	-	1,486	8.8
Corporate debt securities	241	6.9	1,227	10.6	671	11.1	210	10.1	2,349	10.3
Bank debt securities	97	4.9	16	7.2	54	9.5	-	-	167	6.6
Shares	451	-	-	-	-	-	-	-	451	-
Mutual funds (1)	5	-	-	-	-	-	-	-	5	-

Total (3)	R$ 3,488	9.4%	R$ 4,218	10.9%	R$ 1,493	9.9%	R$ 1,820	9.8%	R$ 11,019	10.1%

Securities held to maturity:
Federal government securities	R$ -	0.0%	R$ -	0.0%	R$ -	0.0%	R$ 506	9.1%	R$ 506	9.1%
Brazilian sovereign bonds	128	10.2	448	11.2	92	10.3	115	12.8	783	11.1
Corporate debt securities	5	13.0	-	-	-	-	-	-	5	13.0
Bank debt securities	18	5.8	-	-	-	-	-	-	18	5.8

Total (3)	R$ 151	9.8%	R$ 448	11.2%	R$ 92	10.3%	R$ 621	9.8%	R$ 1,312	10.3%

_______________
(1)	Average yields are not shown as such yields are not meaningful. These securities have been excluded from the calculation of the total yield.
(2)	Fair value balances have been used to compute yield. The fair value adjustments in the amount of a R$180 million loss are reflected as a component of shareholders’ equity.
(3)	These yields do not include the monetary correction component of our securities.

     The following table presents our trading assets, securities available for sale and securities held to maturity by currency as of December 31, 2005, 2006 and 2007.

	At fair value		At amortized cost

	Trading assets	Securities available for sale	Securities held to maturity	Total

(in millions of R$)
As of December 31, 2005
Brazilian currency (reais)	R$ 10,961	R$ 1,604	R$ 1,805	R$ 14,370
Indexed by foreing currency (1)	67	-	520	587
Denominated in foreign currency (1)	595	3,867	161	4,623

Total	R$ 11,623	R$ 5,471	R$ 2,486	R$ 19,580

As of December 31, 2006
Brazilian currency (reais)	R$ 8,739	R$ 4,849	R$ 467	R$ 14,055
Indexed by foreing currency (1)	-	-	-	-
Denominated in foreign currency (1)	1,165	2,437	1,109	4,711

Total	R$ 9,904	R$ 7,286	R$ 1,576	R$ 18,766

As of December 31, 2007
Brazilian currency (reais)	R$ 11,554	R$ 9,413	R$ 506	R$ 21,473
Indexed by foreing currency (1)	-	-	-	-
Denominated in foreign currency (1)	905	1,606	806	3,317

Total	R$ 12,459	R$ 11,019	R$ 1,312	R$ 24,790

_______________
(1)	Predominantly U.S. dollar

     Central Bank Compulsory Deposits

     We are required to maintain certain deposits with the Central Bank. The following shows the amounts of these deposits at December 31, 2005, 2006 and 2007.

	As of December 31,

	2005		2006		2007

		% of total		% of total		% of total
		compulsory		compulsory		compulsory
	R$	deposits	R$	deposits	R$	deposits

	(in millions of R$, except percentages)

Type of deposits:
Non-interest-earning	R$ 1,087	21.1%	R$ 987	19.1%	R$ 1,100	16.5%
Interest-earning	4,063	78.9	4,190	80.9	5,583	83.5

Total	R$ 5,150	100.0%	R$ 5,177	100.0%	R$ 6,683	100.0%

     At December 31, 2006 and 2007 we had also R$3,161 and R$4,260 of federal government securities, linked to the Central Bank in the form of compulsory deposits, recorded as trading assets in the amount of R$1,264 in 2007 (note 6), and securities available for sale in the amount of R$27 in 2006 and R$1,880 in 2007 (note 7), and federal funds sold and securities purchased under resale agreements in the amount of R$3,134 in 2006 and R$1,116 in 2007.

Loans

     The following table shows gross loans outstanding under our loan portfolio by category of the borrower’s principal business sector. Substantially all of our loans are to borrowers domiciled in Brazil and are denominated in reais. Additionally, approximately half of our loan portfolio is indexed to Brazilian base interest rates (SELIC) or to the U.S. dollar.

	As of December 31,

	2003	2004	2005	2006	2007

		(in millions of R$)
Type of Loans
Commercial:
Industrial and other	R$ 13,122	R$ 15,263	R$ 19,049	R$ 22,549	R$ 30,169
Import financing	759	1,291	1,369	1,503	1,461
Export financing	2,510	1,804	2,076	1,548	2,480
Real estate loans, primarily residential housing loans	844	1,052	1,284	1,404	1,644
Direct lease financing	471	639	826	1,907	6,334
Individuals:
Overdraft	795	804	779	660	658
Financing	3,703	4,524	6,009	5,533	5,830
Credit card	1,862	3,676	5,031	5,957	7,912
Agricultural	812	1,050	1,120	1,315	1,693
Nonperforming loans	1,161	1,274	1,694	2,278	2,167
Allowance for loan losses	(1,317)	(1,560)	(2,107)	(2,577)	(2,712)

Loans, net	R$ 24,722	R$ 29,817	R$ 37,130	R$ 42,077	R$ 57,636

     The loans categories shown above are as follows:

     Commercial — Commercial loans include loans to corporate customers, including small businesses, as well as the financing of imports for corporate customers. Additionally, we make advances to corporate exporters under trade exchange contracts. Generally, these loans have short-to medium-term maturities.

     Real estate — Real estate loans primarily consist of mortgage loans to individuals for residences, which generally have long-term maturities, as well as mortgage loans to construction companies, which generally have medium-term maturities.

     Direct lease financing — Direct lease contracts consist primarily of leases of equipment and automobiles to both corporate and individual borrowers.

     Individuals — Loans to individuals include lines of credit to individuals as a result of overdrafts on their related deposit accounts under pre-approved credit limits. Additionally, we finance personal loans for various needs and credit card for individuals.

     Agricultural — Agricultural loans represent loans to borrowers who operate in the agricultural business, including farming, produce, livestock and forestry.

     Nonperforming Loans

     The following table shows our nonperforming loans, together with certain asset quality ratios for the years 2003 through 2007. We consider all loans 60 days or more overdue as nonperforming and subject to review for impairment. Lower-balance homogenous loans, such as overdrafts, credit card receivables, residential housing loans and consumer installment loans, are aggregated for purposes of evaluating impairment. Higher-balance loans are assessed based on the risk characteristics of each individual borrower. We do not have any material restructured loans. Charge-off normally occurs if no payment is received within 360 days.

	As of or for the Year Ended December 31,

	2003	2004	2005	2006	2007

	(in millions of R$, except percentages)

Nonperforming loans	R$ 1,161	R$ 1,274	R$ 1,694	R$ 2,278	R$ 2,167
Foreclosed assets, net of reserves	95	44	71	168	147

Total nonperforming loans and foreclosed assets	R$ 1,256	R$ 1,318	R$ 1,765	R$ 2,446	R$ 2,314

Allowance for loan losses	1,317	1,560	2,107	2,577	2,712
Total loans	R$ 26,039	R$ 31,377	R$ 39,237	R$ 44,654	R$ 60,348

Nonperforming loans as a percentage of total loans	4.5%	4.1%	4.3%	5.1%	3.6%
Nonperforming loans and foreclosed assets as a percentage of total loans	4.8	4.2	4.5	5.5	3.8
Allowance for loan losses as a percentage of total loans	5.1	5.0	5.4	5.8	4.5
Allowance for loan losses as a percentage of nonperforning loans	113	122	124	113	125
Allowance for loan losses as a percentage of nonperforming loans and foreclosed assets	105	118	119	105	117
Net charge-offs during the period as percentage of average loans outstanding (including nonperforming loans)	3.8%	2.5%	3.8%	3.8%	3.5%

     Credit Approval Process

     For a discussion of our approval process for retail and wholesale loans, including credit card loans, see “Item 11 — Quantitative and Qualitative Disclosures about Market Risk – Additional Risks – Credit Risk.”

     Risks of the Loan Portfolio by Category

     Credit Risk — Lending

     For a discussion of credit risk — lending, see “Item 11 — Quantitative and Qualitative Disclosures about Market Risk – Additional Risks – Credit Risk.”

     Indexation

     Substantially all of our loan portfolio is denominated in reais. However, a portion of the portfolio is indexed to or denominated in foreign currencies, primarily the U.S. dollar, which at December 31, 2005, 2006 and 2007 represented, 17.6%, 18.1% and 16.2%, respectively, of our total loan portfolio. Our main loan transactions denominated in or indexed to the U.S. dollar consist of onlending of eurobonds and export and import financing.

     Maturity and Interest Rate Sensitivity of Loans

     The following tables show the maturity distribution of our loan portfolio by category as well as the interest rate sensitivity of our loan portfolio by maturity distribution.

	As of December 31,2007

		Due in	Due in	Due in	Due in	Due in
	Due in	between	between	between	between	between	Due	No	Total	Allowance
	30 days	31-90	91-180	181-360	1 and 3	3 and 5	after	stated	gross	for loans	Total
	or less	days	days	days	years	years	5 years	maturity	loans	losses

	(In millions of R$)
Type of Loan
Commercial:
Industrial and other	R$ 4,879	R$ 4,646	R$ 3,774	R$ 4,850	R$ 7,381	R$ 2,881	R$ 1,828	R$ 399	R$ 30,638	R$ (542)	R$ 30,096
Import financing	151	207	299	402	349	53	-	-	1,461	(1)	1,460
Export financing	279	765	370	453	306	197	104	8	2,482	(4)	2,478
Real estate loans, primarily residential housing loans	76	136	165	232	394	207	502	9	1,721	(46)	1,675
Direct lease financing	247	456	639	1,208	3,025	902	13	41	6,531	(276)	6,255
Individuals:
Overdraft	312	353	-	-	-	-	-	119	784	(114)	670
Financing	1,359	684	853	1,218	1,561	268	89	190	6,222	(503)	5,719
Credit card	3,617	2,435	1,026	582	11	-	-	1,142	8,813	(1,195)	7,618
Agricultural	98	182	361	636	260	106	50	3	1,696	(31)	1,665

Total	R$ 11,018	R$ 9,864	R$ 7,487	R$ 9,581	R$ 13,287	R$ 4,614	R$ 2,586	R$ 1,911	R$ 60,348	R$ (2,712)	R$ 57,636

     Credit card loans require minimum payment, which ranges from 15% to 20% of the outstanding balance and the remaining balances may be rolled-over at the customer’s discretion.

As of December 31,2007

		Due in	Due in	Due in	Due in	Due in
	Due in	between	between	between	between	between	Due	No	Total
	30 days	31-90	91-180	181-360	1 and 3	3 and 5	after	stated	gross
	or less	days	days	days	years	years	5 years	maturity	loans

(In millions of R$)
Loans to customers by
maturity subject to:
Variable rates	R$ 3,103	R$ 3,693	R$ 2,795	R$ 3,603	R$ 5,766	R$ 2,976	R$ 2,330	R$ 326	R$ 24,592
Fixed rates	7,915	6,171	4,692	5,978	7,521	1,638	256	1,585	35,756

Total	R$ 11,018	R$ 9,864	R$ 7,487	R$ 9,581	R$ 13,287	R$ 4,614	R$ 2,586	R$ 1,911	R$ 60,348

    Foreign Country Loans Outstanding

     Cross-border outstanding loans at December 31, 2007 in each foreign country account are set forth in the following table:

Foreign Country	Loans, net	% of total assets

Cayman Island	R$ 1,999	1.35%
Paraguay	668	0.45
Luxembourg	64	0.04

Total	R$ 2,731	1.84%

     Additionally, our deposit base is primarily comprised of Brazilian-based customers, and the amount of deposits outside of Brazil is not considered significant (less than 10% of total deposits).

     Loans by Economic Activity

     The following table shows activity in our allowance for loan losses for 2003, 2004, 2005, 2006 and 2007.

	As of December 31,

	2005		2006		2007

	Loan	% of loan	Loan	% of loan	Loan	% of loan
	portfolio	portfolio	portfolio	portfolio	portfolio	portfolio

	(in millions of R$, except percentages)
Manufacturing
Electricty, gas and water	R$ 2,530	6.7%	R$ 3,366	7.9%	R$ 3,486	6.0%
Paper, pulp, paper and wood products	1,487	4.0	1,463	3.5	1,604	2.8
Food, beverages and tobacco	1,339	3.6	1,986	4.7	2,269	3.9
Automobile industry	2,100	5.6	1,276	3.0	773	1.3
Production of machines and equipment	892	2.4	638	1.5	1,180	2.0
Chemical and pharmaceutical	912	2.4	769	1.8	997	1.7
Basic metal industries	963	2.6	1,281	3.0	1,262	2.2
Petroleum	389	1.0	469	1.1	755	1.3
Extractive	395	1.0	501	1.2	958	1.6
Textiles, clothing and leather goods	463	1.2	345	0.8	582	1.0
Electronic and communication equipment	95	0.3	206	0.5	307	0.5
Rubber and plastic	203	0.5	229	0.5	360	0.6
Production of metal goods	152	0.4	280	0.7	297	0.5
Electric and electronic	175	0.5	223	0.5	162	0.3
Other manufacturing industries	20	0.1	301	0.7	271	0.5

Subtotal	12,115	32.3	13,333	31.4	15,263	26.2

Retailers
Retail	2,172	5.8	3,365	7.9	3,070	5.3
Wholesale	1,598	4.3	1,916	4.5	3,403	5.8

Subtotal	3,770	10.1	5,281	12.4	6,473	11.1

Financial sevice
Financial companies	1,169	3.1	1,438	3.4	4,196	7.3
Insurance companies and private pension funds	2	-	75	0.2	7	-

Subtotal	1,171	3.1	1,513	3.6	4,203	7.3

Residential construction loans	313	0.8	461	1.1	653	1.1

Other services:
Transportation	1,787	4.8	2,423	5.7	4,314	7.4
Post office and telecommunications	1,265	3.3	950	2.2	699	1.2
Construction	417	1.1	556	1.3	1,213	2.1
Real estate services	481	1.3	424	1.0	763	1.3
Agricultural	400	1.1	344	0.8	11	-
Associative activities	209	0.6	114	0.3	219	0.4
Education	129	0.3	118	0.3	118	0.2
Health and social services	160	0.4	191	0.5	303	0.5
Cultural and sport leisure activities	47	0.1	35	0.1	175	0.3
Lodging and catering services	128	0.3	140	0.3	165	0.3
Other	1,091	2.9	1,256	3.0	2,278	4.0

Subtotal	6,114	16.2	6,551	15.5	10,258	17.7

Agriculture, livestock, forestry and fishing	892	2.4	1,060	2.5	1,710	2.9

Individuals:
Consumer loans	11,828	31.5	10,624	25.1	5,714	9.9
Residential mortgage loans	971	2.6	939	2.2	1,005	1.7
Lease financing	141	0.4	857	2.0	4,211	7.2
Other	228	0.6	1,757	4.2	8,691	14.9

Subtotal	13,168	35.1	14,177	33.5	19,621	33.7

Total	R$ 37,543	100.0%	R$ 42,376	100.0%	R$ 58,181	100.0%

   Classification of Loan Portfolio

     The following table shows the current classification of our loan portfolio by risk category, with AA representing minimum credit risk and H representing extremely high credit risk. At December 31, 2005, 2006 and 2007, 92.5%, 93.7% and 95.7%, respectively of our loan portfolio were classified in the categories AA to C, which represent loans on full accrual status.

	As of December 31, 2005			As of December 31, 2006			As of December 31, 2007

Risk	Loans	Nonperforming	Allowance for	Loans	Nonperforming	Allowance for	Loans	Nonperforming	Allowance for
level		loans	loan losses		loans	loan losses		loans	loan losses

(in millions of R$)
AA	R$ 16,662	R$ -	R$ 80	R$ 19,536	R$ 10	R$ 115	R$ 26,224	R$ 32	R$ 10
A	14,508	-	191	16,898	8	334	25,488	9	126
B	3,133	-	116	3,482	3	104	4,712	3	47
C	1,931	45	243	1,838	60	173	1,235	63	106
D	919	311	253	245	361	188	235	297	375
E	102	247	167	100	241	184	94	246	340
F	94	225	167	75	234	173	53	201	254
G	120	191	163	36	199	159	36	186	222
H	74	675	727	166	1,162	1,147	104	1,130	1,232

Total	R$ 37,543	R$ 1,694	R$ 2,107	R$ 42,376	R$ 2,278	R$ 2,577	R$ 58,181	R$ 2,167	R$ 2,712

     Allowance for Loan Losses

     The following table shows activity in the allowance for loan losses for 2003, 2004, 2005, 2006 and 2007.

	As of or for the Year Ended December 31,

	2003	2004	2005	2006	2007

	(in millions of R$)
Balance at beginning of period	R$ 1,389	R$ 1,317	R$ 1,560	R$ 2,107	R$ 2,577
Charge-offs:
Commercial:
Industrial and other	(366)	(236)	(340)	(382)	(541)
Import end export financing	(25)	-	(1)	-	-
Real estate loans, primarily residential housing loans	(21)	(54)	(24)	(15)	(33)
Direct lease financing	(1)	(1)	(2)	(4)	(3)
Individuals:
Overdraft	(79)	(76)	(70)	(128)	(144)
Financing	(412)	(256)	(415)	(437)	(469)
Credit card	(426)	(494)	(590)	(876)	(822)
Agricultural	-	-	-	-	(4)

Total charge-offs	R$ (1,330)	R$ (1,117)	R$ (1,442)	R$ (1,842)	R$ (2,016)

Recoveries:
Commercial:
Industrial and other	R$ 83	R$ 249	R$ 34	R$ 95	R$ 60
Import end export financing	10	-	-	-	-
Real estate loans, primarily residential housing loans	1	9	6	10	10
Direct lease financing	2	4	1	5	2
Individuals:
Overdraft	17	5	2	5	17
Financing	148	55	40	94	62
Credit card	116	90	36	70	65
Agricultural	-	-	-	3	-

Total recoveries	R$ 377	R$ 412	R$ 119	R$ 282	R$ 216

Net charge-offs	R$ (953)	R$ (705)	R$ (1,323)	R$ (1,560)	R$ (1,800)
Provision for loan losses	881	948	1,870	2,030	1,935

Balance at the end of period	R$ 1,317	R$ 1,560	R$ 2,107	R$ 2,577	R$ 2,712

Ratio of net charge-offs during the period to avarege loans outstanding including nonperforming loans during the period	3.8%	2.5%	3.8%	3.8%	3.5%

     The following table shows our provision for loan losses, loan charge-offs and loan recoveries for 2005, 2006 and 2007:

	For the Year Ended December 31,			% Change

	2005	2006	2007	2006/2005	2007/2006

	(in millions of R$, except percentages)
Provision for loan losses	R$ 1,870	R$ 2,030	R$ 1,935	8.6%	(4.7)%
Loan charge-offs	(1,442)	(1,842)	(2,016)	27.7	9.4
Total recoveries	119	282	216	137.0	(23.4)

Net charge-offs	R$ (1,323)	R$ (1,560)	R$ (1,800)	17.9%	15.4%

Provision to loans (1)	5.4%	4.9%	3.8%

_______________
(1)	Provision expressed as a percentage of average loans, including nonperforming loans.

     For information regarding the allowance for loan losses, provision for loan losses, loan charge-offs, loan recoveries and nonperforming loans, see Item 5.A. Operating Results.

     Allocation of the Allowance for Loan Losses

     The following table shows our allocation of the allowance for loan losses as of December 31, 2003, 2004, 2005, 2006 and 2007. The allocated amount of the allowance is expressed as a percentage of the related loan amount with the corresponding percentage of the loan category to total loans.

	As of December 31,

	2003			2004			2005

		Allocated	Loans		Allocated	Loans		Allocated	Loans
		allowance	category		allowance	category		allowance	category
		as a	as a		as a	as a		as a	as a
		percentage	percentage		percentage	percentage		percentage	percentage
	Allocated	of total	of total	Allocated	of total	of total	Allocated	of total	of total
	allowance	loans	loans	allowance	loans	loans	allowance	loans	loans

	(in millions of R$, except percentages)
Type of Loan:
Commercial:
Industrial and other	R$ 638	2.5%	51.9%	R$ 869	2.8%	49.8%	R$ 910	2.3%	49.4%
Import financing	10	-	2.9	2	-	4.1	3	-	3.5
Export financing	10	-	9.6	10	-	5.8	8	-	5.3
Real estate loans, primarily
residential housing loans	32	0.1	3.5	37	0.1	3.6	29	0.1	3.5
Direct lease financing	16	0.1	1.9	18	0.1	2.1	45	0.1	2.2
Individuals:
Overdraft	61	0.2	3.3	53	0.2	3.0	99	0.3	2.5
Financing	297	1.2	15.6	302	1.0	15.4	536	1.4	16.6
Credit card	202	0.8	8.2	230	0.7	12.8	448	1.1	14.1
Agricultural	51	0.2	3.1	39	0.1	3.4	29	0.1	2.9

Total	R$ 1,317	5.1%	100.0%	R$ 1,560	5.0%	100.0%	R$ 2,107	5.4%	100.0%

	As of December 31,

	2006			2007

		Allocated	Loans		Allocated	Loans
		allowance	category		allowance	category
		as a	as a		as a	as a
		percentage	percentage		percentage	percentage
	Allocated	of total	of total	Allocated	of total	of total
	allowance	loans	loans	allowance	loans	loans

	(in millions of R$, except percentages)
Type of Loan:
Commercial:
Industrial and other	R$ 1,145	2.6%	52.0%	R$ 542	0.9%	50.8%
Import financing	3	-	3.3	1	-	2.4
Export financing	15	-	3.5	4	-	4.1
Real estate loans, primarily
residential housing loans	38	0.1	3.4	46	0.1	2.9
Direct lease financing	43	0.1	4.4	276	0.5	10.8
Individuals:
Overdraft	115	0.3	1.8	114	0.2	1.3
Financing	501	1.1	13.5	503	0.8	10.3
Credit card	698	1.6	15.1	1,195	2.0	14.6
Agricultural	19	-	3.0	31	-	2.8

Total	R$ 2,577	5.8%	100.0%	R$ 2,712	4.5%	100.0%

      Average Deposit Balances and Interest Rates

     The following table shows the average balance of deposits together with the average interest rate paid for each period presented.

	As of or for the Year Ended December 31,

	2005		2006		2007

	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate

Domestic deposits:		(in millions of R$, except percentages)
Non-interest-bearing deposits:
Demand deposits	R$ 2,982	- %	R$ 3,493	-	R$ 3,832	-
Interest - Bearing deposits:
Deposits from banks	72	19.4	175	22.9	800	10.1
Savings deposits	5,658	7.3	5,535	6.2	8,374	4.7
Time deposits	24,502	17.0	25,983	13.7	20,430	10.9

Total interest - bearing deposits	30,232	15.2	31,693	12.5	29,604	9.1

Total domestic deposits	33,214	13.9	35,186	11.2	33,436	8.1

International deposits (1):
Non-interest-bearing deposits:
Demand deposits	R$ 504	- %	R$ 702	-	R$ 585	-
Interest - Bearing deposits:
Deposits from banks	43	11.6	7	14.3	10	-
Savings deposits	472	0.2	461	0.2	466	0.2
Time deposits	856	5.0	1,209	8.2	1,436	8.6

Total interest-bearing deposits	1,371	3.6	1,677	6.0	1,912	6.5

Total international deposits	1,875	2.6	2,379	4.2	2,497	5.0

Total deposits	R$ 35,089	13.3%	R$ 37,565	10.8%	R$ 35,933	7.9%

_______________
(1)	Denominated in currencies other than reais, primarily U.S. dollar.

     Maturity of Deposits

     The following table shows the maturity distribution of our deposits at December 31, 2007.

	As of December 31, 2007

		Due in	Due in
	Due in	between	between	Due
	3 months	3 and 6	6 months	After
	or less	months	and 1 year	1 year	Total

	(In millions of R$)
Domestic Deposits:
Non-interest-bearing deposits:
Demand deposits	R$ 9,697	R$ -	R$ -	R$ -	R$ 9,697
Interest-bearing deposits:
Deposits from banks	1,324	-	-	-	1,324
Savings deposits	10,778	-	-	-	10,778
Time deposits	2,475	2,173	4,273	13,065	21,986

Total Interest-bearing deposits:	14,577	2,173	4,273	13,065	34,088

Total domestic deposits	24,274	2,173	4,273	13,065	43,785

International Deposits (1)
Non-interest-bearing deposits:
Demand deposits	593	-	-	-	593
Interest-bearing deposits:
Deposits from banks	56	-	-	-	56
Savings deposits	446	-	-	-	446
Time deposits	1,341	42	103	129	1,615

Total Interest-bearing deposits:	1,843	42	103	129	2,117

Total international deposits	2,436	42	103	129	2,710

Total deposits	R$ 26,710	R$ 2,215	R$ 4,376	R$ 13,194	R$ 46,495

_______________
(1)	Denominated in currencies other than reais, primarily U.S. dollar.

     The following table shows the maturity of outstanding deposits with balances in excess of US$100,000.00 (or its equivalent) issued by us at December 31, 2007.

	Currency

	Domestic	International

	(In millions of R$)

Maturity within 3 months	R$ 1,522	R$ 1,341
Maturity after 3 months but within 6 months	797	42
Maturity after 6 months but within 12 months	2,745	103
Maturity after 12 months	14,646	129

Total deposits in excess of US$100,000	R$ 19,710	R$ 1,615

Capital

     Specific regulatory capital requirements are discussed in Item 4.B. Business Overview – Regulation and Supervision.

     Minimum Capital Requirements

     The following table shows our actual capital compared to the minimum capital required by the Central Bank rules and presented in accordance with accounting principles adopted in Brazil.

	As of December 31,

	Partial Consolidation (1)			Full Consolidation (2)

	2005	2006	2007	2005	2006	2007

	(In millions of R$)
Our Regulatory Capital	R$ 10,992	R$ 13,080	R$ 16,600	R$ 11,732	R$ 13,871	R$ 18,393
Minimum Regulatory Capital Required	7,729	9,000	12,408	7,993	9,190	12,411

Excess Over Minimum regulatory Capital Required	R$ 3,263	R$ 4,080	R$ 4,192	R$ 3,739	R$ 4,681	R$ 5,982

_______________
(1)	Partial consolidation excludes non-financial subsidiaries.
(2)	Full consolidation includes both financial and non-financial subsidiaries.

     For additional information on capital – minimum capital requirements see note 30 to our consolidated financial statements and Item 5.B. Liquidity and Capital Resources — Sources of Funding — Capital.

     Short-term Borrowings

     The following table presents a summary of our primary short-term borrowings for the periods indicated.

	As of or for the Year Ended December 31,

	2005	2006	2007

	(in millions of R$, except percentages)
Federal Funds Purchased and Securities
Sold Under Repurchase Agreements:
Amount outstanding	R$ 10,721	R$ 16,991	R$ 27,197
Maximum amount outstanding during the period	10,721	17,939	27,666
Weighted average interest rate at period-end	18.0%	13.2%	11.1%
Average amount outstanding during period	7,194	14,459	23,272
Weighted average interest rate	14.4%	11.9%	10.1%
Import and Export Financing:
Amount outstanding	R$ 2,932	R$ 2,420	R$ 4,057
Maximum amount outstanding during the period	2,932	2,932	4,222
Weighted average interest rate at period-end	4.6%	6.7%	6.9%
Average amount outstanding during period	2,378	2,440	3,372
Weighted average interest rate	(5.3) %	(0.3) %	4.2%
Other Interbank Borrowings:
Amount outstanding	R$ 235	R$ 533	R$ 3,452
Maximum amount outstanding during the period	340	803	3,452
Weighted average interest rate at period-end	4.0%	5.5%	5.3%
Average amount outstanding during period	273	363	1,502
Weighted average interest rate	1.7%	4.6%	0.8%
Other:
Amount outstanding	R$ 72	R$ 92	R$ 118

Total	R$ 13,960	R$ 20,036	R$ 34,824

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

Unibanco

We are managed by our:

  Board of Directors (Conselho de Administração), consisting of nine Directors, including one Chairman and one Vice-Chairman chosen by the Board of Directors; and

  Board of Officers (Diretoria), consisting of eighty-eight Officers, including one Chief Executive Officer, four Vice Presidents, eleven Executive Officers, thirty- three Officers and thirty-nine Deputy Officers.

     The Board of Directors is our decision-making body and determines our general corporate guidelines and policies by:

  establishing our corporate strategy;

  reviewing our business plans; and

  supervising and monitoring the activities of our Executive Officers.

     The Board of Officers has the power to act on our behalf in accordance with our bylaws and it is responsible for the management and supervision of our corporate activities by ensuring compliance with our general corporate guidelines and policies.

     At our March 27, 2008 Ordinary Shareholders’ Meeting, eight former Directors were reelected, one former Director was not reelected and one new Director was elected.

     Pursuant to Brazilian law, the election of each member of our Board of Directors and Board of Officers must be approved by the Central Bank. The former Directors and Officers hold such positions upon expiration of their term until they are reelected or a successor is invested. The reelections of the former Directors and the election of Mr. Falconi Campos are still pending Central Bank approval.

     As of May 31, 2008, our Directors and Executive Officers are:

Directors	Position	Date of Birth

Pedro Sampaio Malan	Chairman	February 19, 1943
Pedro Moreira Salles	Vice Chairman	October 20, 1959
Israel Vainboim	Director	June 1, 1944
Joaquim Francisco de Castro Neto	Director	March 30, 1944
Pedro Luiz Bodin de Moraes	Director	July 13, 1956
João Dionisio Filgueira Barreto Amoêdo	Director	October 22, 1962
Francisco Eduardo de Almeida Pinto	Director	December 14, 1958
Guilherme Affonso Ferreira	Director	May 09, 1951
Vicente Falconi Campos	Director	September 30, 1940

Executive Officers	Position	Date of Birth

Pedro Moreira Salles	Chief Executive Officer	October 20, 1959
Demosthenes Madureira de Pinho Neto	Vice President	January 28, 1960

Marcio de Andrade Schettini	Vice President	May 22, 1964
Geraldo Travaglia Filho	Vice President	May 26, 1951
José Castro Araújo Rudge	Vice President	September 25, 1957
Celso Scaramuzza	Executive Officer	December 3, 1952
Claudia Politanski	Executive Officer	August 31,1970
Daniel Luiz Gleizer	Executive Officer	February 23,1960
Ivo Luiz de Sá Freire Vieitas Júnior	Executive Officer	June 14, 1964
José Roberto Haym	Executive Officer	October 12, 1959
Marcos de Barros Lisboa	Executive Officer	August 2, 1964
Nicolau Ferreira Chacur	Executive Officer	July 24, 1964
Raphael Afonso Godinho de Carvalho	Executive Officer	February 28, 1966
Roberto Lamy	Executive Officer	April 9, 1958
Rogério Carvalho Braga	Executive Officer	January 30, 1956
Rogério Paulo Calderón Peres	Executive Officer	February 02,1962

     The biographies of our Directors and Executive Officers are summarized below:

Directors

     Pedro Sampaio Malan – Mr. Malan was elected Vice Chairman of our Board of Directors in 2003 and Chairman of our Board of Directors on April 30, 2004. Mr. Malan served as Brazil’s Minister of Finance from 1995 to 2002, as Chairman of the Central Bank from 1993 to 1994 and as Special Council Executive Officer and Chief Negotiator for External Debt Issues of the Ministry of Finance from 1991 to 1993 and as an Executive Director of the World Bank from 1986 to 1990 and again from 1992 to 1993. Presently, he also serves as a member of the Board of Directors of Globex Utilidades S.A. – Ponto Frio, Alcoa Alumínios S.A., EDB – Energias do Brasil S.A. and IASCF – International Accounting Standards Committee Foundation. He received a degree in Electrical Engineering from the Polytechnic School of the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro and received a Ph.D. in Economics from University of Berkeley, California.

     Pedro Moreira Salles – Mr. Moreira Salles joined us in 1989 and became Chairman of our Board of Directors in 1997 after serving as Vice Chairman for almost six years. On April 30, 2004, Mr. Moreira Salles was elected Chief Executive Officer and continued to serve as Vice Chairman of our Board of Directors. Presently, Mr. Moreira Salles also serves as a member of the Board of Directors of Unibanco Holdings S.A., Unibanco AIG Seguros S.A. Instituto Unibanco, Brasil Warrant Administração de Bens e Empresas S.A., Brasil Warrant Participações S.A. and E. Johnston Representação e Participações S.A. He holds a B.A. in Economics and History from the University of California, Los Angeles, where he graduated Magna Cum Laude. He also attended the graduate program in International Relations at Yale University and the OPM — Owners/President Management Program at Harvard University.

     Francisco Eduardo de Almeida Pinto — Mr. Almeida Pinto was elected as a member of our Board of Directors in 2007 and as a member of the Board of Directors of Unibanco AIG Seguros S.A., in 2008. In 1984, he joined Banco da Bahia Investimentos (presently Banco BBM S.A.) where he acted, among other positions, as Chief Treasurer, from 1989 to 1990, Chief Financial Officer from 1991 to 1993 and later, Chief Executive Officer from 1994 to 1995. Mr. Almeida Pinto served as Director of Monetary Policy for the Central Bank from 1993 to 1994. He led the process of structuring Unibanco Asset Management at 1995. From 1998 to 2002, he acted as Chief Executive Officer of BBA Capital DTVM S.A. and its successor BBA Icatu Investimentos DTVM S.A. He graduated in Economics at Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro.

     Guilherme Affonso Ferreira - Mr. Ferreira was elected to our Board of Directors in 2007 and he has also been a member of Unibanco Holdings’ Board of Directors since 1994. He joined Bahema S.A. in 1976 where he held different positions until 1987, when he became Chief Executive Officer, a position he held until 1991. Mr. Ferreira was also Officer from 1978 to 1980, and Chief Executive Officer from 1981 to 1987 of Bahema Agropecuaria S.A.. He is presently Chief Executive Officer of Bahema Participações S.A., a position he has held since 1991, and member of the Board of Directors of Eternit S.A., Signatura Lazard Assessoria Financeira Ltda., HSBC Administração de Serviços Para Fundos de Pensão Ltda., Rio Bravo Investimentos S.A., Tavex Algodonera S.A. and Cia Brasileira de Distribuição. Mr. Ferreira graduated from the Polytechnic School at the University of São Paulo (Escola Politecnica da Universidade de São Paulo) and later took courses in Economics and Politics at Macalester College of Saint Paul and in Management at James Cook University.

     Israel Vainboim – Mr. Vainboim joined us in 1969 and has held several positions in the areas of banking investments, leasing and credit. He became a member of our Board of Directors in 1988. Mr. Vainboim also serves as Chairman of our Audit Committee, Chairman of the Board of Directors of Unibanco Holdings, a Director of Unibanco AIG Seguros S.A., a Director of Banco Investcred Unibanco S.A., among other subisidiaries. He also serves as a member of the Board of Directors of Souza Cruz S.A., Iochpe Maxion S.A., E-bit Tecnologia em Marketing S.A. and Vinhedo Investimentos Ltda.. He received a B.S. in Mechanical Engineering from the National School of Engineering, Rio de Janeiro and a MBA from Stanford University.

     Joaquim Francisco de Castro Neto — Mr. Castro Neto joined us in 1973 as Chief Executive Officer of FINASUL and has since held several senior positions, including, Vice President of the Technology, Marketing, Operations and Vice President of Retail Business. He was appointed to serve as Executive President of our Retail Business Group in March 1998, position occupied until July, 2004. Mr. Castro served as a member of the Boards of Credicard, Orbitall, Prever, Banco Dibens, TecBan and VISA Latin America and Caribean. On April 30, 2004, he was elected to serve as a member of our Board of Directors. He also serves as a member of the Board of Directors of Cia Hipotecária Unibanco Rodobens and Dibens Leasing, among other subsidiaries. He also serves as a member of the Board of Directors of Magazine Luiza S.A. and Redecard. Mr. Castro Neto holds a Business Management degree from Getúlio Vargas Foundation (Fundação Getúlio Vargas) and holds a specialization in Sales Management, Marketing and Development of New Products from IMEDE.

     Pedro Luiz Bodin de Moraes – Mr. Bodin de Moraes was elected to our Board of Directors in 2003. He is a partner of Icatu Holding and he was also a partner and a managing director of Banco Icatu from 1993 to 2002. Before that, he served as a Board Member at the Central Bank, from 1991 to 1992 and as a Director at the BNDES, from 1990 to 1991. He received a B.A. and a M.A. in Economics from the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT).

     João Dionísio Amoêdo – Mr. Amoêdo joined us in May 2004 as Vice President, becoming responsible for Corporate and Treasury operations until March 2005, when he was elected to our Board of Directors. He began his career at Citibank, worked as a senior Officer at Banco BBA-Creditanstalt S.A. and served as Chief Executive Officer of Fináustria CFI e Leasing. Mr. Amoêdo holds a degree in Business from the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro and a degree in Civil Engineering from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro).

     Vicente Falconi Campos — Mr. Falconi Campos began his career as an engineer at Compania Siderúrgica Mannesmann. He served as professor at the Universidade Federal de Minas Gerais, from 1964 to 1992. He also worked in the Fundação Christiano Ottoni and was one of the founders of Fundação de Desenvolvimento Gerencial. Presently, he is a member of the Board of Directors of AmBev-Compania de Bebidas das Americas since 1997 and of Sadia S.A. since 2002. Mr. Falconi Campos graduated in Engineering at the Federal University of Minas Gerais (Universidade Federal de Minas Gerais). He also holds a Master of Science (M.Sc.) and a PhD degree, both in Engineering from the Colorado School of Mines.

Executive Officers

     Pedro Moreira Salles – Please refer to the biography set forth above.

     Demosthenes Madureira de Pinho Neto — Mr. Madureira de Pinho Neto was General-Coordinator of Monetary and Financial Policy at the Ministry of Finance in 1993 and Director of the Central Bank of Brazil from 1997 to 1999. He was also an Executive Officer of Unibanco and Unibanco Asset Management from 1994 to 1997, Chief Executive Officer of Dresdner Asset Management, from 1999 to 2002 and Vice-President of National Association of Investment Banks (Associação Nacional de Bancos de Investimento – ANBID), from 2000 to 2003. Currently, he is Vice-President of Unibanco, responsible for Wholesale and Private banking, and also Chief Executive Officer of Unibanco Asset Management. He also was a professor of economics and finance at the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro, Getulio Vargas Foundation (Fundação Getulio Vargas) of São Paulo and Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais — IBMEC) of São Paulo. He received a BA and MA in Economics from the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro and Ph.D. in Economics from the University of California at Berkeley.

     Marcio de Andrade Schettini – Mr. Schettini has been our Executive Vice President since 2004. He is responsible for the commercial bank and retail divisions. He is also a current member of the Board of Directors of Redecard S.A.. Presently, he is, among others positions in our subsidiaries, a Chief Officer of Banco Fininvest S.A., Hipercard Banco Múltiplo and Unicard Banco Múltiplo S.A. and Chairman of Banco Investcred Unibanco S.A. He holds a Bachelors degree in Electrical Engineering and a Master’s in Science degree in Finance from the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro, where he specialized in Mathematical Modeling. He also attended the Owner/President Management Program at Harvard University.

     Geraldo Travaglia Filho – Mr. Travaglia joined us in 1979 and is our Chief Financial Officer and our Vice President since April 30, 2004. Previously, he served as Executive Officer from 1996 to 2004. From 2000 to 2002, he was in charge of the development of the Internet Banking program; from 1998 to 2000, served as the Executive Officer in charge of marketing and products for the retail banking group; from 1996 to 1997, was responsible for the integration of branches, systems and operations of Banco Nacional; from 1994 to 1995, conducted the reengineering program of Unibanco; and from 1989 to 1993, he served as the bank’s Controller. Mr. Travaglia holds a specialization in Banking from The Wharton School of the University of Pennsylvania. He also holds a Business Administration degree from the University of São Paulo (Universidade de São Paulo — USP).

     José Castro Araújo Rudge – Mr. Rudge joined us in 1995, when Unibanco purchased Banco Nacional. Prior to joining us, he worked for nine years at Sul América Seguros and from 1985 to 1987 he was an Officer of Bradesco Seguros, responsible for the management of the insurance activities of the State of São Paulo and Bradesco’s international operations. He was also President of Nacional Seguros from 1987 to 1995. He was elected to serve as our Vice President at Unibanco on April 30, 2004. In 2005, he joined the Board of Directors of Brazilian Reinsurance Institute (Instituto de Resseguros do Brasil). On March, 2007, he assumed the Unibanco Human Resource and Communication Vice-Presidency. Presently, he is Chief Executive Officer of Unibanco AIG Seguros S.A. and AIG Brasil Companhia de Seguros. He holds a degree in Business Administration from the Business School of São Paulo (Faculdade de Administração de São Paulo).

     Celso Scaramuzza – Mr. Scaramuzza joined us in 1977 and has been serving as a member of our Board of Executive Officers since 1994. Mr. Scaramuzza served as our Vice President from August 1997 to April 2004. Since January 1998, he has been responsible for our private banking business, both onshore and offshore. He received a bachelor degree in Administration from the Armando Álvares Penteado Foundation (Fundação Armando Álvares Penteado) of São Paulo.

     Daniel Luiz Gleizer — Mr. Gleizer was elected to serve as an Executive Officer for the Risk Management and Macro Economic Research on April 30, 2004. He is responsible for the Treasury Area since March 2005. Mr. Gleizer began his career with the International Monetary Fund and had taken on positions with several financial institutions, such as Deutsche Bank and Credit Suisse First Boston. Mr. Gleizer served as Deputy Governor at the International Area of Central Bank of Brazil from 1999 to 2002. Mr. Gleizer holds a degree in Economics from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro), an M.A. in Economics from the University of Illinois, Urbana-Champaign and a Ph.D. in Economics from the University of California, Berkeley.

     Ivo Luiz de Sá Freire Vieitas Junior – Mr. Vieitas joined us in December 1998 and after serving several years as an Officer for corporate finance, he currently serves as the Executive Officer responsible for all activities related to Hipercard. Prior to joining us, he had worked at Indosuez W.I. Carr Securities (Credit Agricole). He graduated in Mechanical Engineering from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and holds an MBA from the J.L. Kellogg School of Management.

     José Roberto Haym – Mr. Haym joined Unibanco AIG Seguros in 1992 as its Retail Sales Officer and subsequently performed activities in the Products, Operations and Claims areas. He was appointed Unibanco AIG´s Executive Vice President in 1999 and held that position until he was transferred to Unibanco in 2004. In June 2004, he was appointed Executive Officer for the corporate segment of Unibanco. From March 2005 until March 2007, he was also responsible for the management of Unibanco´s retail business in the City of São Paulo. Starting in March 2007, his responsibilities also include managing the mortgage business and the payroll-linked loans. Before joining Unibanco, Mr. Haym worked at Citibank for nine years at its Consumer Bank. He holds an economics degree from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro) and an MBA in Finance from Columbia University.

     Marcos de Barros Lisboa – Mr. Lisboa was elected as our Executive Officer in 2006. From 2001 to 2003, he was Academic Director of the Graduate School of Economics (Escola de Pós Graduação em Economia — EPGE) of Getúlio Vargas Foundation of Rio de Janeiro (Fundação Getulio Vargas do Rio de Janeiro). He was also Secretary of Economic Policy at Finance Ministry from 2003 to 2005 and Chief Executive Officer of Brazilian Reinsurance Institute (Instituto de Resseguros do Brasil) from 2005 to 2006. He also was elected as member of the Boards of Directors of AIG Brasil Cia. de Seguros and Unibanco AIG Seguros S.A. in 2008. He holds a Bachelor’s degree and a Master’s degree in Economics from Rio de Janeiro Federal University (Universidade Federal do Rio de Janeiro) and a PhD in Economics from University of Pennsylvania, United States of America. Mr. Lisboa held academic posts in the U.S. and Brazil, including at the Department of Economics at Stanford University and at the Getulio Vargas Foundation (Fundação Getulio Vargas) of São Paulo.

     Nicolau Ferreira Chacur – Mr. Chacur joined Unibanco in 2004 and he is responsible for the commercial area of the wholesale bank. He began his career in Banco BBA Creditanstalt S.A. He also worked for Banco Itaú BBA S.A. as a Commercial Officer. He holds a law degree from the Law School of the University of São Paulo (Universidade de São Paulo) and a degree (Diplôme) from L’Institut d’Etudes Politiques of Paris.

     Raphael Afonso Godinho de Carvalho – Mr. Carvalho previously worked for Nationwide Marítima Vida e Previdência as Senior Vice President. He was also the Officer of private pension and insurance in Canada Life Pactual Previdência e Seguros/Banco Pactual S.A. Presently, he is, the Executive Officer responsible for the Fininvest operations. Mr. Carvalho has a degree in mathematics, with emphasis in Computer Systems, from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro), and holds an MBA in Finance from the Institute of Administration and Management of the Catholic University (Pontifícia Universidade Católica) of Rio de Janeiro.

     Roberto Lamy – Mr. Lamy joined us in 1979 and has been our Executive Officer since 2004. Mr. Lamy held several senior positions in Unibanco, our subsidiaries and Febraban. Presently, he is an officer of Banco Dibens S.A., Banco Fininvest S.A., Hipercard Banco Múltiplo S.A. and Unicard Banco Múltiplo S.A., among other Unibanco subsidiaries. He was a University professor and author of a book. He holds a Production Engineering degree and a degree in Mechanical Engineering from the Industrial Engineering School (Faculdade de Engenharia Industrial-FEI).

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

     Claudia Politanski – Ms. Politanski joined us in 1991 and presently serves as our General Counsel, being our Legal and Tax Executive Officer. She received a degree in Law from the University of São Paulo (Universidade de São Paulo) and holds a LL.M. degree from the University of Virginia and a MBA granted by Dom Cabral Foundation (Fundação Dom Cabral) Minas Gerais.

     Rogério Paulo Calderón Peres — Mr. Calderón Peres was elected our Executive Officer in 2007. He was Vice President of Bunge Fertilizantes S.A., Officer of Bunge Brasil S.A. and member of the Board of Directors of Fosfertil, Ultrafertil e Fertifos. He also was a professor at Getúlio Vargas Foundation (Fundação Getúlio Vargas). Presently he is a Chief Executive Officer of Banco Único S.A. Mr. Calderón holds a Business Management degree from Getúlio Vargas Foundation (Fundação Getúlio Vargas) and an Accounting degree from Paulo Eiró Foundation (Fundação Paulo Eiró) and holds a E-Business Education Series from Darden Graduate School of Business Administration da University of Virginia.

Unibanco Holdings

  Unibanco Holdings is managed by its:

  Board of Directors (Conselho de Administração), consisting of three Directors, including one Chairman and one Vice Chairman; and

  Board of Officers (Diretoria), consisting of four Officers, including one Chief Officer and three Officers.

     The Board of Directors is Unibanco Holdings’ decision-making body. It determines Unibanco Holdings’ general corporate guidelines and policies by:

  establishing its corporate strategy;

  reviewing its business plans; and

  supervising and monitoring the activities of its Officers.

     The Board of Officers is elected by the Board of Directors and is responsible for the management and supervision of Unibanco Holdings’ corporate activities. It follows and ensures compliance with Unibanco Holdings’ general corporate guidelines and policies. The members of the Board of Officers have the power to act on behalf of Unibanco Holdings pursuant to its bylaws.

     As of May 31, 2008, the Directors and Officers of Unibanco Holdings are:

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

     Each Director is elected for a one-year term by the general shareholders’ meeting and they may be re-elected to subsequent terms. If a Director resigns, they remain in office, or their position remains vacant, until the election of their successor. The current Directors of Unibanco Holdings were elected at the Ordinary Shareholders’ meeting held on March 27, 2008.

     At the Unibanco Holdings level, there is a Shareholders’ Agreement between Bahema Group (“Bahema”) and E. Johnston Representação e Participações S.A (“E. Johnston”), a company controlled by the Moreira Salles family. In accordance with this agreement, Bahema is entitled to elect one of Unibanco Holdings three directors. The remainder of the members of the Board of Directors is elected by E. Johnston. Mr. Guilherme Afonso Ferreira was elected by Bahema at the Ordinary Shareholders’ meeting held on March 27, 2008. For a description of Unibanco Holding’s major shareholders see “Item 7.A – Major Shareholders.”

     The members of the Board of Officers of Unibanco Holdings are elected for one-year terms and they may be re-elected to subsequent terms. If an Officer resigns, they remain in office, or their position remains vacant, until the election of their successor. All members of the Board of Officers of Unibanco Holdings were elected at the Board of Directors’ meeting held on March 27, 2008.

     The biographies of Mr. José Lucas Ferreira de Melo and Mr. Marcelo Orticelli, the only members of the administrative body of Unibanco Holdings who are not members of our Board of Directors or our Board of Executive Officers, are summarized below:

     José Lucas Ferreira de Melo – Mr. Ferreira de Melo joined us as an Executive Officer in 1999. From April 8, 2005 to March 15, 2007, he served as Vice President responsible for the legal, auditing, risk, compliance and institutional relationships areas. Prior joining us, he served as a Director at the Comissão de Valores Mobiliários (Securities Commission of Brazil) in 1992 and as a partner of PricewaterhouseCoopers Auditores Independentes until 1997. He holds an Accounting degree from the University of Federal District (Universidade do Distrito Federal).

     Marcelo Luis Orticelli – Mr. Orticelli has been working with us for 19 years, developing, planning and controlling activities and specifically improving human resources improvements. After serving as a Deputy Officer, in March 2005, he was elected to serve as an Officer for the risk management area. Mr. Oticelli holds a Business Management degree from the Catholic University (Pontifícia Universidade Católica) of São Paulo and a Master’s degree from Getúlio Vargas Foundation (Fundação Getúlio Vargas) in cooperation with the University of Texas.

6.B Compensation

Unibanco

     Compensation

     Our shareholders establish the maximum annual aggregate compensation of our directors, members of the Audit Committee and officers at their annual shareholders meeting. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors, members of the Audit Committee and officers, and we do not otherwise publicly disclose this information.

     In 2007, the maximum aggregate compensation approved for members of our Board of Directors, Board of Officers and Audit Committee was:

  R$ 7 million for all of our directors and Audit Committee members; and

  R$170 million for all of our officers.

     For the year ended December 31, 2007, our directors, Audit Committee members and officers (109 persons as of such date) were collectively paid approximately R$152.63 million for their services. The directors and officers of all our companies received aggregate compensation of approximately R$ 181.80 million for the year ended December 31, 2007.

     For 2008, the maximum aggregate compensation approved for the members of our Board of Directors, Board of Officers and Audit Committee members is:

  R$10 million for all of our directors and Audit Committee members; and

  R$210 million for all of our officers.

     The compensation due to the members of our Board of Directors, Board of Officers and Audit Committee is paid monthly. In addition, the maximum aggregate compensation mentioned herein includes the amounts to be paid under our bonus program. The criteria for granting and paying bonus compensation varies according to the activities performed by the different areas and therefore, the payment of the bonus may vary in accordance with the department and activities performed by each member.

     Our directors, Audit Committee members and officers may participate in the same pension plan available to all of our employees. The total amount paid to provide pension, retirement and similar benefits for all of our employees in 2007 was R$ 25.75 million and from January 1, 2008 through March 31, 2008 was R$ 12.31 million.

Executives Stock Option Plan

     On October 31, 2001, our shareholders and Unibanco Holdings´shareholders approved a stock option plan. Under this plan, we began granting stock options, with a vesting period of at least three years, on January 21, 2002. Through this stock option plan we are able to offer our officers, directors, superintendents and, in exceptional cases, managers or individuals with equivalent positions (collectively, “Executives”), the opportunity to own Unibanco’s shares and Units and to thereby benefit from increases in the value of our stock. The objective of the stock option plan is to foster high performance and a long-term commitment from our management, in addition to attracting, retaining and motivating our Executives.

     On April 8, 2005, our shareholders approved an amendment to the stock option plan which provides that (i) Executives may not exercise their options or sell their relevant shares or Units when we or Unibanco Holdings are prohibited by law from selling our own shares or

Units; (ii) option exercises may be fulfilled with treasury shares or with shares issued in capital increases; and (iii) the exercise period for options may be extended under limited circumstances from five to eight years.

     At the Extraordinary Shareholders’ Meeting, held on March 21, 2007, a new amendment in the current stock option plan was approved. As a result of the amendments, our stock option plan allows the granting of two kinds of stock options: (i) the regular stock options; and (ii) the bonus stock options.

     Regular Stock Options

     Regular stock options are granted to certain Executives for a price based on the market price of our shares or Units at the date of such grant. A special committee, composed of four to six members elected by the President of the Board of Officers of Unibanco, as well as of one member of the Board of Directors of Unibanco Holdings, is responsible for establishing the vesting period of the stock options, which shall be between two and eight years, as well as other specific characteristics of each grant, such as the beneficiaries and the number and amount of options. This committee may not grant options that in any year would represent more than 1% of our total authorized capital and there may not be outstanding options representing, in the aggregate, more than 10% of our total authorized capital at any time.

     As of December 31, 2007, we had granted 26,899,862 stock options (excluding any cancelled stock options), of which 13,419,962 stock options remain outstanding and 13,479,900 stock options have been exercised. Options may be exercised for Units at an average price of R$8.11 per option, which includes the adjustment for the share bonus that took place in July 2006. The exercise period for these options began on January 21, 2005 and will end on March 21, 2013. During 2007, our Executives exercised 5,721,728 options. For the year ended December 31, 2007, we recognized R$ 66 million of compensation expenses related to our stock option plan.

     Bonus Stock Options

     Under this partnership program, Executives that are selected to participate in this program (“Partners”) may invest a percentage of their respective bonus compensation to acquire shares or Units of Unibanco or Unibanco Holdings (“Acquired Shares or Units”). For each Acquired Share or Unit, the Partner receives a certain amount of “Bonus Options”, which are options to acquire shares or Units subject to defined vesting conditions. The Bonus Options can be exercised by the Partner after maintaining the ownership of the Acquired Shares or Units for a period of 3 to 5 years.

     On July 10, 2007, 54 executives were selected to be Partners of Unibanco. As of December 31, 2007, there were 53 partners, and 51 of those partners have had already acquired 947,851 Acquired Shares or Units and had received 1,226,808 Bonus Options. The exercise period for these options will begin on September 3, 2010 and will remain in effect until September 3, 2012.

Unibanco Holdings

     The shareholders of Unibanco Holdings establish the annual maximum aggregate compensation of directors and officers at their annual shareholders meeting. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and officers, and we do not otherwise publicly disclose this information.

     In both 2007 and 2008, the maximum aggregate compensation approved for Unibanco Holdings’ Board of Directors and Board of Officers was:

  R$480 thousand per year for the members of the Board of Directors of Unibanco Holdings as a group; and

  R$2.04 million per year for the members of the Board of Officers of Unibanco Holdings as a group.

     In 2007, the directors and officers of Unibanco Holdings (collectively 6 persons as of December 31, 2007) received, for services in all capacities to Unibanco Holdings, aggregate compensation of approximately R$20.7 thousand. This amount also includes discretionary bonuses based on the profitability of Unibanco Holdings.

6.C Board Practices

     For information concerning the election of our and Unibanco Holdings’ directors and officers and their respective terms of office, please see “Item 6A. Directors, Senior Management and Employees – Directors and Senior Management.”

     Our and Unibanco Holdings’ directors and officers have not entered into any service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

     Neither we nor Unibanco Holdings have a remuneration committee.

Audit Committees

     According to Central Bank regulations, the audit committee is required to be a body created by shareholder resolution, which must be separate from the board of directors. Notwithstanding the requirement of separate bodies, the members of the audit committee may be members of the board of directors, provided that they meet certain independence requirements. In addition, under Brazilian law, the hiring of the independent auditor is a right that is reserved exclusively for the board of directors of a company.

     Pursuant to our bylaws and to the Central Bank regulations, on April 30, 2004, we established an Audit Committee, which acts as the audit committee for all our affiliates and subsidiaries, except for Unibanco Holdings, which has its own audit committee.

     The primary function of our Audit Committees is to assist our boards of directors in fulfilling their oversight responsibilities by analyzing and ensuring our compliance with applicable laws and regulation, as well as our Code of Ethics. Our Audit Committees also supervises the integrity of our financial statements and internal controls systems, including the processing of confidential, anonymous information or denunciation from employees, shareholders, suppliers, clients and interesting parties, regarding frauds, questionable accounting or auditing matters.

     Among other things, our and Unibanco Holdings’ Audit Committee is responsible for:

  recommending to the respective Board of Directors, and in the case of Unibanco, to each of our consolidated subsidiaries’ Board of Directors, the appointment of and, if necessary, the replacement of, the respective independent auditors;

  overseeing the work of our independent auditors;

  reviewing our financial statements, before the publication of such documents, including the explanatory notes, management reports and independent auditors’ report and in the case of Unibanco, the reports issued by the independent auditors of each of our consolidated subsidiaries;

  analyzing the effectiveness of our internal and independent audit procedures and the compliance by management with the audit policies and procedures established by the internal and independent auditors; and

  meeting with our management and our independent and internal auditors, and in the case of Unibanco, the management and the independent and internal auditors of each of our consolidated subsidiaries, in order to verify their compliance with audit committee recommendations.

     For more information about the regulation of audit committees, see “Item 4.B Business Overview —Regulation and Supervision —Regulations —Independent Accountants and Audit Committees” and “Item 16.D – Exemptions from the Listing Standards for Audit Committees.”

Unibanco

     Our bylaws require that our Audit Committee be composed of three to five members, each of whom is elected by our shareholders to a five-year maximum term of office. Our Board of Directors elects our Audit Committee’s Chairman. The members of our Audit Committee may be replaced as follows: (i) in case of a temporary replacement, the Chairman of our Audit Committee will be replaced by another member chosen by the Chairman, and (ii) in the case of a vacancy, such position would be filled by an individual appointed by our Board of Directors. A substitute member will serve on the Audit Committee until such time as our shareholders elect a replacement member to the Audit Committee.

     On November 25, 2004, our Board of Directors approved the Audit Committee’s charter. Our Board of Directors believes that the establishment of the Audit Committee has strengthened our internal controls and corporate governance and they rely on the activities performed by the Audit Committee to assist with their oversight and administration of our business and operations.

     The following individuals were elected to five-year terms as members of our Audit Committee at our April 30, 2004 Ordinary Shareholders’ Meeting: Gabriel Jorge Ferreira, Eduardo Augusto de Almeida Guimarães and Guy Almeida Andrade. At our March 21, 2007 Ordinary Shareholders’ Meeting, the following individuals were elected to join our Audit Committee until the term of office of the abovementioned members has expired: Israel Vainboim and Rogério Paulo Calderón Peres. Mr. Peres subsequently resigned on June 27, 2007. The Central Bank approved the election of Mr. Vainboim, a member of our Board of Directors, and he became the President of our Audit Committee on September 27, 2007.

     Except for Mr. Ferreira, who is a director of one of our affiliates, and Mr. Vainboim, who is also a member of our Board of Directors, the members of our Audit Committee are compensated by us for their post as members of the audit committee and do not receive any other compensation from our affiliates. Please note that in accordance with Central Bank regulations, Audit Committee members who also serve on the Board of Directors may choose to receive compensation for their service on the Audit Committee or their service on the Board of Directors, but not both.

     Our Audit Committee holds, since its creation, meetings at least once a month and also meets whenever our corporate interests so require. Our Audit Committee remains in compliance with our bylaws. The decisions of the Audit Committee are taken by a majority of votes at a meeting where a majority of the elected members of the Audit Committee are present. In the event of a tie, the Chairman, in addition to his own vote, is entitled to cast the tie-breaking vote.

     Except for the fact that (i) each of our audit committee members is not required to be also a member of our Board of Directors and (ii) our Board of Directors, upon the advice of our Audit Committee, retains the power to appoint the independent auditor, our Audit Committee is comparable to, and performs the functions of, audit committees of U.S. companies.

Unibanco Holdings

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

Ombudsman

     On September 27, 2007 our Board of Directors approved the creation of our Ombudsman´s Office. Mr. Marcos de Barros Lisboa is the director responsible for the Ombudsman´s Office and Mrs. Cristiana de Andrade Pinciroli Pascual is our Ombudswoman.

     The Ombudsman´s Office will serve as a means of communication between our clients and us and among its responsibilities will be:

  the receipt and analysis of, and response to, client complaints,

  the mediation of potential conflicts, and

  the assurance of strict compliance with legal and regulatory protections of consumer’s rights.

     In addition, the Ombudsman’s Office will report to the internal auditors, the Audit Committee and the Board of Directors, at the end of each semester, on the activities of the Ombudsman’s Office.

6.D Employees

Unibanco

     Our human resources area, known as “Pessoas” (People), is committed to promoting professional growth and aligning the interests of our employees with our strategic objectives. Unibanco People develops tools for improving the process of managing our employees, focusing on professional training and development, capturing and attracting new talent, developing incentive and recognition programs and improving relations between our in-house community (employees) and the external community (government entities and unions).

     As of December 31, 2007, we had 34,215 employees, an increase of 3.8% from 32,956 in December 2006.

     The following table shows the number of our employees grouped by business area:

	Number of Employees as of December 31,

Area	2005	2006	2007

Retail Branches	11,073	11,421	12,890
Corporate-Site Branches	1,009	1,116	1,125
Unicard	223	240	375
Hipercard	57	67	93
Wholesale	366	429	421
Insurance	1,301	1,330	1,519
Unibanco Asset Management	89	84	105
Banco Dibens	-	-	-
Fininvest (1)	3,755	4,928	4,463
Others	11,631	13,341	13,224

Total	29,504	32,956	34,215

___________________
(1) Includes the Hipercard’s sales force in 2005, 2006 and 2007.

     The following tables set forth the number of Unibanco employees grouped by title and region:

	Number of Employees as of December 31

Title	2005	2006	2007

Officer	115	109	128
Superintendent	316	302	309
Manager	2,300	2,521	2,369
Others (1)	26,773	30,024	31,409

Total	29,504	32,956	34,215

___________________
(1) Includes employees in foreign offices.

	Number of Employees As of December 31,

Region	2005	2006	2007

Southeast	23,235	25,889	26,850
South	2,358	2,872	3,110
Northeast	2,513	2,755	2,708
Center-East	892	885	887
Foreign Offices	343	387	350
North	163	168	310

Total	29,504	32,956	34,215

     We believe that we maintain a positive relationship with our employees and their unions. Approximately 37% of our Commercial Bank employees are members of a union. Collective bargaining agreements with the bank employees’ unions typically have 12-month terms and are subject to renewal in September of each year.

     In 2007, we distributed R$560 million to our employees under our profit sharing program. This program embodies the goals of our corporate culture.

     Also, we offer our Executives the opportunity to become shareholders through our Executives Stock Option Plan that awards exceptional professional performance. As of December 31, 2007, we had granted 26,899,862 stock options (excluding any cancelled stock options), of which 13,419,962 stock options remain outstanding and 13,479,900 stock options have been exercised. Options may be exercised for Units at an average price of R$8.11 per option, which includes the adjustment for the share bonus that took place in July 2006. The exercise period for these options began on January 21, 2005 and will end on March 21, 2013. During 2007, our Executives exercised 5,721,728 options.

     At the Extraordinary Shareholders’ Meeting, held on March 21, 2007, an amendment in the Stock Option Plan was approved to establish a partnership program, under which certain Executives are chosen to be Partners of Unibanco. This Partnership program aims to align executive’s commitment with long-term results and reward exceptional performance. It is also an instrument to attract, retain and motivate talented people. These select Executives are able to invest a percentage of their respective bonuses in Unibanco and Unibanco Holdings and obtain in return a certain amount of bonus Units, which are options for Acquired Shares or Units, subject to defined vesting conditions. As of December 31, 2007, there were 53 partners, and 51 of those partners have acquired 947,851 Acquired Shares or Units and had received 1,226,808 Bonus Options. The only condition to exercising the Bonus Options is meeting the obligation to maintain the ownership of the Acquired Shares or Units for a period of 3 to 5 years. The exercise period for these options will begin on September 3, 2010 and will remain in effect until September 3, 2012. For further information, see “Item 6.B. Compensation — Unibanco — Executives Stock Option Plan.”

     In 2007, we invested more than R$52 million in training and development activities for our employees, including MBA programs in Brazil and abroad. In 2007, we offered the following new in-house courses to our employees: “Melhoria Contínua da Qualidade” (Continuous Improvement of Quality), “Programa Formação em Derivativos” (Derivatives Training Program) and “Programa Formação Gerente de Atendimento” (Attendance Manager Training Program).

     Our personal support program Fique Ok (“Be OK”) is available to all of our employees and their families. This program assists employees facing adverse situations arising from their personal and professional life, by providing assistance through qualified professionals, available 24 hours a day, seven days a week. A full range of psychological, social, legal and nutritional support is made available under this program. In 2007 more than 32,000 services were offered by Fique OK.

     We have been undertaking employee satisfaction surveys since 1997. These surveys are conducted by external consultants and they are an important factor in our ability to assess our organizational climate, identify areas in need of improvement and take required actions to provide employees with concrete solutions to foster a healthy working environment that supports personal development. In 2007, the general satisfaction of our employees was 75, as measured on a scale from 0 to 100 and their motivation index reached 77% according to the same study. Unibanco was recognized as one of the Best Companies to Work For by Você S.A. and Exame magazines in partnership with FIA — Fundação Instituto de Administração (Administration Institute Foundation).

     In 2006, we created and distributed information to all of our employees about our internal culture, called Jeito Unibanco (“the Unibanco Way”). Jeito Unibanco is comprised of ten principles that we expect each of our employees to embody. Approximately 8,500 of our employees from different areas, positions and regions throughout Brazil took part in qualitative and quantitative surveys designed to define the Unibanco Way. The Unibanco Way has been widely disseminated through internal communication channels, training sessions and recruiting and selection procedures. All of our employees are required to sign a manual that outlines the terms of this commitment. The Unibanco Way is an integral part of our corporate culture.

Unibanco Holdings

     Unibanco Holdings, a corporation organized under the laws of Brazil, controls us through its ownership of our shares. Unibanco Holdings’ assets consist exclusively of its participation in our capital. The entirety of Unibanco Holdings equity is invested in Unibanco — União de Bancos Brasileiros S.A., and therefore in 2007, all of its employees were registered in Unibanco – União de Bancos Brasileiros.

     As of May 31, 2008, Unibanco Holdings held 97.1% of our outstanding common shares and 12.1% of our outstanding preferred shares. Unibanco Holdings engages in no activities other than holding our shares.

6.E Share Ownership

Equity Ownership of Directors and Officers

     As of May 31, 2008, the members of our Board of Directors and Executive Officers, as a group, own 0,456% of our shares. For more information, see “Item 7.A Major Shareholders and Related Party Transaction — Major Shareholders” for a description of the stock ownership of our Executives.

E. Johnston Stock Purchase Plan

     In September 1988, we established a stock purchase plan pursuant to which our officers and directors, and those of our subsidiaries, could purchase, in installments, preferred shares issued by Dirbanco Administração e Participações S.A. (“Dirbanco”). Dirbanco was a company controlled by the Moreira Salles family. In January 29, 2001 Dirbanco was merged into E. Johnston. Thus, our directors and officers had their Dirbanco´s shares replaced by E. Johnston´s preferred shares. On April 15, 2004, E. Johnston’s shareholders approved a reduction of capital pursuant to which shareholders who had preferred shares received Units held by E. Johnston in exchange for their preferred shares.

     Units held under such stock purchase plan are eligible for repurchase by E. Johnston or may be traded directly in the stock market, upon the retirement, death or permanent incapacity of the participants in our stock purchase plan, upon completion of the terms and conditions established in such plan or upon the participants leaving Unibanco.

     Since the implementation of our new Executive’s stock purchase plan in 2001, we no longer sell shares under the E. Johnston stock purchase plan.

     As of May 31, 2008, apart from their direct ownership of our capital stock, our directors, officers and members of our management held Units under the E. Johnston stock purchase plan representing approximately 0.0411% of our capital and 0.0702% of Unibanco Holdings’ capital.

Current Stock Option Plan

     See “Item 6.B Compensation — Unibanco — Executives Stock Option Plan” for a description of our current stock option plan for selected members of management.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

Unibanco

     Unibanco Holdings controls us through its ownership of common shares representing 97.080% of our voting interest, as of May 31, 2008. Each of our common shares entitles its holder to one vote at any shareholders meeting. Our preferred shares carry no voting rights. See also “Item 10.B. Memorandum and Articles of Association — Voting Rights.”

     The following table shows the beneficial ownership of our outstanding common and preferred shares as of May 31, 2008.

	Unibanco Common Shares		Unibanco Preferred Shares

Shareholder		% of		% of
	Number	Total	Number	Total

Unibanco Holdings	1,467,184,984	97.080	156,845,066	12.098

Float (1)	44,130,738	2.920	1,111,877,734	85.764
Directors and Executive Officers(2)
	614	0.000	12,800,742	0.987
Treasury	0	0.000	14,915,930	1.151

Total	1,511,316,336	100.000	1,296,439,472	100.000

___________________
(1)	Consisting of our floating shares in the market (Units – preferred shares), in Brazil and U.S.

(2)	Comprises all of our Directors and Executive Officers.

Unibanco Holdings

     E. Johnston controls Unibanco Holdings through its ownership of common shares representing 94.882% of Unibanco Holdings’ voting interest on May 31, 2008. Each of Unibanco Holdings’ common shares entitles its holder to one vote at any shareholders meeting. The preferred shares of Unibanco Holdings grant no voting right.

     The following table shows the beneficial ownership of the outstanding common and preferred shares of Unibanco Holdings as of May 31, 2008.

	Unibanco Holdings		Unibanco Holdings
	Common Shares		Preferred Shares

Shareholder	Number	% of Total	Number	% of Total

Moreira Salles Group, through E.
Johnston Representação e
Participações, S.A.	525,398,072	94.882	385,284	0.035

Bahema Group	28,337,826	5.118	0	0.000
Float (1)	6	0.000	1,064,044,824	97.632
Directors and Officers(2)	0	0.000	5,864,081	0.538
Treasury	0	0.000	19,557,594	1.795

Total	553,735,904	100.000	1,089,851,783	100.000

___________________
(1)	Consisting of Unibanco Holdings floating shares in the market (Units – preferred shares), in Brazil and U.S.

(2)	Comprises all of the Directors and Executive Officers of Unibanco Holdings.

     At the Extraordinary Shareholders’ Meeting, held by us and by Unibanco Holdings on June 29, 2006, we approved a change of the ratio of the GDSs to Units to one GDS per ten Units. Further, on May 29, 2008, our Board of Directors proposed an increase of our capital stock through a paid-in-kind dividend (each holder received one Unit for each 10 Units held), and to change the ratio of the GDSs to Units to one GDS per two Units. However, the capital increase is pending Shareholder and Central Bank approval. The ratio´s change is pending CVM approval. For further information, see 10.B “Memorandum and Articles of Association— Description of Capital Stock”.

     On May 31, 2008, we had 73,808,759 outstanding GDS, held by approximately 18 record (registered) holders, which represent 67.7% of our total preferred shares and 56.9% of Unibanco Holdings’ total preferred shares.

Significant Changes in Ownership

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

     On June 15, 2007 and on July 25, 2007, Sul America Group sold an aggregate of approximately 12 million common shares of Unibanco Holdings to E. Johnston in a private transaction. As a result, Sul America Group has liquidated its entire equity interest in Unibanco Holdings, which prior to the sale represented 0.75% of Unibanco Holdings’ shares. However, we maintain our current commercial relationships with Sul America Group.

7.B Related Party Transactions

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

     Under Brazilian law, financial institutions may not grant loans or advances to affiliates, statutory officers, directors or their family members, nor to any enterprises in which such parties, with few exceptions, own more than 10%. For the purposes of this law, affiliates include companies in which a financial institution holds 10% or more of the capital stock or which hold 10% or more of a financial institution’s capital stock. Therefore, we have not made any loans or advances to the abovementioned persons, which include, among others, Unibanco Holdings and our non-financial subsidiaries. Without prejudice to the foregoing, this prohibition does not prevent Unibanco Holdings or any of our non-financial subsidiaries from lending resources to the aforementioned persons, and it does not limit our ability to enter into transactions in the interbank market with related parties that are financial institutions. For further information about related party transactions, see Note 4 of our consolidated financial statements.

Distribution of Financial Products

     Certain of our subsidiaries, such as Unibanco AIG Seguros, Unibanco AIG Previdência S.A., Unibanco Companhia de Capitalização S.A., Unicard, Unibanco-Rodobens Administradora de Consórcios S.A., Cia. Hipotecária Unibanco-Rodobens and Dibens Leasing S.A. Arrendamento Mercantil, have entered into distribution agreements with us. These agreements govern the use of our branch network as a distribution channel for insurance products, pension plans, consortium quotas, credit cards, individual financing related to real estate, leasing and other products.

Costs and Expenses Sharing Agreements

     In addition, the following subsidiaries have entered into costs and expenses sharing agreements with us: Unibanco Companhia de Capitalização, Unibanco AIG Seguros, Unicard, AIG Brasil Companhia de Seguros, Banco Dibens S.A., Dibens Leasing S.A. Arrendamento Mercantil, Microinvest S.A. Sociedade de Crédito a Microempreendedor, Fininvest, Hipercard, Banco Único S.A., Unibanco AIG Vida e Previdência S.A., Unibanco AIG Saúde Seguradora S.A. and LuizaCred. The purpose of such agreements is to establish the criteria under which (a) our and our subsidiaries’ administrative and operational structures may be shared in order to achieve greater competitive results, assets and business, and/or (b) the proceedings relating to certain financial activities may be performed by our subsidiaries and us.

7.C Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

     See “Item 18. Financial Statements,” which contains our audited consolidated financial statements prepared in accordance with U.S. GAAP.

Legal Proceedings

Overview

     We are a party to numerous lawsuits and administrative proceedings that have arisen during the normal course of our business. Our financial statements only include reserves for probable and reasonably estimable losses and expenses that we may incur in connection with pending litigation or administrative proceedings, or as otherwise required by Brazilian law. At December 31, 2007, our provisions for such contingencies were R$4,099 million, of which R$2,778 million are related to tax-related contingencies, R$751 million are related to labor contingencies and R$570 million are related to civil contingencies. For additional information, see Note 29 to our financial statements. We believe that these provisions would be sufficient to meet probable and reasonably estimated losses in the event we receive an unfavorable ruling in any of the legal proceedings to which we are a party. However, we cannot provide any assurance that these provisions will be sufficient to meet our potential losses. We believe that any potential liabilities related to these lawsuits and administrative proceedings will not have a material adverse effect on our financial condition or results.

   Civil Litigation- General Information

     We are involved in numerous civil lawsuits that have arisen during the normal course of our business. We are not able to currently predict the total amounts involved with these claims, due to the nature of the matters involved. However, we believe that any potential liabilities related to these lawsuits will not have a material adverse effect on our financial condition or results. We are a party to (a) certain lawsuits filed by individual minority shareholders related to equity losses arising from corporate reorganizations associated with our acquisition of certain Brazilian financial institutions, (b) several class action suits that are primarily related to our banking activities and Brazilian government economic policies (we are a defendant in these lawsuits with certain other Brazilian financial institutions) and (c) various other lawsuits. We have detailed below the most significant civil lawsuits that we are currently involved in:

Banco Nacional Citizen’s Action

     On November 18, 1995, the Central Bank authorized us to acquire certain assets and liabilities of Banco Nacional S.A. (“Banco Nacional”). Due to this acquisition, we are a party to a lawsuit initiated as a citizen’s action (“ação popular”) against Banco Nacional, the Central Bank and us. This lawsuit claims that the Central Bank fraudulently granted Banco Nacional certain loans in an aggregate original amount of approximately R$2 billion. We are involved in this lawsuit because the plaintiffs allege that Banco Nacional transferred a portion of the proceedings from such loans to us during our acquisition of certain Banco Nacional assets and liabilities. The citizen’s action seeks a judgment declaring all such loans to be null and void and demands the repayment of the amounts disbursed by the Central Bank. In June 1997, a lower District Court of Appeals removed us from the claim. The plaintiffs appealed this decision and both the Superior Court of Justice and the Federal Supreme Court rejected the appeals. In October 2005, the Federal Supreme Court sent the appeal to a lower Federal court of competent jurisdiction, which will hear the opinion testimony of experts. We have not set aside any amounts in connection with this lawsuit because we anticipate that the lower court will reject the plaintiffs’ appeal and will affirm our removal from this lawsuit.

Banco Nacional Controlling Shareholders’ Action

      In connection with our acquisition of certain Banco Nacional assets, the former controlling shareholders of Banco Nacional, the “Magalhães Pinto” family, also filed lawsuits against the Central Bank, Unibanco Holdings and us, alleging damages caused by this acquisition and demanding compensation in the total amount of R$1.5 billion (the “Magalhães Pinto Lawsuits”). In July 2006, however, we reached an agreement with the Magalhães Pinto family pursuant to which they agreed to terminate the Magalhães Pinto Lawsuits and to waive all claims set forth in them. As one of the creditors of the Banco Nacional liquidating assets, we believe that such agreement indicates progress towards the conclusion of the Banco Nacional liquidation to the satisfaction of the creditors and minority shareholders. The Magalhães Pinto Lawsuits settlement agreement is under final analysis by the Brazilian courts and the proposal regarding the liquidation’s conclusion must also be submitted for Central Bank approval.

Litigation Arising from Government Economic Stabilization Plans

     Between 1986 and 1994, several Government economic stabilization plans caused intense litigation against banks, including us. In addition to lawsuits brought by individual investors, we are a party to 72 lawsuits brought by consumer protection associations or public attorneys. In all such lawsuits, plaintiffs have argued that the laws which established official inflation and/or deflation indices were unconstitutional and because such indices did not reflect true inflation, the banks have to pay to the investors the amounts corresponding to the difference between the indices applied and the indices that were in force before the enactment of each plan. The banks have argued that the laws were constitutional and that the banking industry was acting in compliance with federal laws and regulations. The Superior Justice Courts have been deciding the claims against the banks, but the Federal Supreme Court has yet to take a clear position on them. Recently, the Brazilian banks have experienced an increase in the number of lawsuits brought by investors and consumer protection associations. This rise in litigation is due to the expiration of a 20-year statute of limitation applicable to lawsuits related to the first economic plan – the “Bresser Plan” in June 2007. We have recorded provisions for such claims based on the number of lawsuits brought by individual investors. We believe that, since the indices applied by the banks were determined by federal laws and regulations, in the event the Supreme Court decides the issue against the banks, we will have the right to pursue indemnification from the government.

Tax Litigation

     We are involved in several tax disputes, including judicial lawsuits and administrative proceedings, mainly relating to the constitutionality and legality of certain taxes imposed on us by the Brazilian government, among which the most relevant are claims in connection with: (i) the expansion of the calculation basis of PIS and COFINS set forth by Law 9.718, (ii) the imposition of different rates of CSLL to the Financial System and its imposition on companies with no employees, and (iii) the imposition of CPMF on leasing companies.

     Certain of our subsidiaries are involved in lawsuits regarding the expansion of the calculation basis of PIS and COFINS taxes. On November 9, 2005, the Federal Supreme Court ruled that this expansion was unconstitutional. Although we were not a party to the dispute in question, this ruling indicates that we may be successful in our claims related to this issue. In addition, Unibanco Holdings obtained a definitive favorable decision on a lawsuit relating to this matter in 2007.

     Also, Unibanco Holdings was involved in a tax dispute relating to the assessment of PIS and COFINS on earnings from Interest on Capital Stock (“juros sobre capital próprio”) and has already received a favorable decision on this matter from the lower courts. This decision remains subject to appeal by the government and to further analyses by a superior court. We have recorded a provision of R$1,566 million in connection with this dispute.

     We are also a party to several judicial disputes discussing the rate of CSLL for companies without employees. As of December 31, 2007, the corresponding provision related to these disputes was approximately R$140 million.

     On February 11, 2008, the Superior Court of Justice ruled that leasing companies shall be considered financial institutions and therefore shall benefit from CPMF exemption on financial transfers related to any funding or investments made in the course of the financial business. Although we were not a party to this particular dispute, this ruling indicates that we will succeed in our claims related to this issue. As of December 31, 2007, we have set aside provisions of approximately R$145 million in connection with these disputes.

     Labor Litigation

     Labor unions and former employees have filed several lawsuits against us seeking compensation for alleged violations of their labor rights. There are currently approximately 13.000 labor claims filed against us. Our individual labor lawsuits primarily relate to overtime pay and salary parity. Our collective labor lawsuits primarily relate to strikes and salary differences resulting from economic plans established by the Brazilian government. For the fiscal year ended December 31, 2007, we paid approximately R$299 million in settlements with former employees and judgments imposed by the labor courts.

Dividend Distributions

     Brazilian law requires corporations to pay their shareholders a dividend distribution of at least 25% of net income. Our bylaws, however, require a distribution of at least 35% of our adjusted net income as of the end of each fiscal year. Notwithstanding the foregoing, our bylaws prohibit any distributions until we have allocated 5% of the net profit for the legal reserve, which shall not exceed 20% of our capital, and have established any reserves for contingencies deemed necessary. Our preferred shares are entitled to a distribution of at least an additional 10% over the dividend assigned to each common share.

     As for Unibanco Holdings, its bylaws set forth that the holders of common shares and preferred shares shall receive dividends equivalent to 100% of Unibanco Holdings net profit. In addition, preferred shareholders have, among other rights, (i) priority in the distribution of the semi-annual minimum dividend of R$0.15 for each lot of 20 shares; or (ii) semi-annual priority dividends of 1.5% of the net equity for each share, resulting in an annual priority dividend of 3% of the equity.

     Notwithstanding the foregoing, according to Brazilian law, a company shall not be compelled to pay the mandatory dividend as long as the officers and Board of Directors consider the distribution incompatible with the financial situation of the company and the shareholders ratify this decision at the shareholder’s meeting. In such case, a justification of the company’s decision must be forward to the CVM within five days of the shareholders’ meeting. The profits that were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, should be paid as dividends as soon as the company’s financial situation permits.

     For more information on our and Unibanco Holdings’ dividend distribution policies, see “Item 10.B Additional Information — Memorandum and Articles of Association — Dividends Policy.”

8.B Significant Changes

     Since December 31, 2007, neither we nor Unibanco Holdings have experienced any significant changes that would have a material impact on our Company or results of operations.

ITEM 9. THE OFFER AND LISTING

9.A Offer and Listing Details

     Our Units are listed and traded on the BOVESPA under the symbol “UBBR11” and are also listed and traded on the NYSE, in the form of GDSs, under the symbol “UBB.” Each GDS is equivalent to ten Units. For more information on this subject, see “Item 10.B. Memorandum and Articles of Association.” Our common shares and preferred shares and the preferred shares of Unibanco Holdings are also listed and traded on the BOVESPA. Our common shares are listed under the symbol “UBBR3,” our preferred shares are listed under the symbol “UBBR4.” Unibanco Holdings' common shares are listed under the symbol “UBHD3” and its preferred shares are listed under the symbol “UBHD6.”

     The table below sets forth, for the indicated period, the high and low market prices of the GDSs on the NYSE, in U.S. dollars, and the Units on the BOVESPA, in reais, as adjusted to reflect the reverse stock split and the share bonus, as well as the payment of dividends or interest on own capital in subsequent periods:

	NYSE		BOVESPA

	US$ per GDS		R$ per Unit (1)

	High	Low	High	Low

2003	22.31	8.82	5.98	2.93

2004	30.32	15.51	7.65	4.46

2005	63.90	27.13	13.99	6.80
First quarter	37.27	27.13	9.16	6.80
Second quarter	37.14	31.39	8.19	7.30
Third quarter	50.58	33.72	10.74	7.51
Fourth quarter	63.90	46.39	13.99	9.85

2006	92.18	57.27	19.36	12.06
First quarter	87.01	65.90	17.43	13.78
Second quarter	84.14	57.27	16.43	12.29
Third quarter	73.91	58.49	15.35	12.06
Fourth quarter	92.18	72.18	19.36	15.16

2007	154.51	78.64	27.27	16.44
First quarter	96.03	78.64	19.89	16.44
Second quarter	114.18	85.04	21.52	17.12
Third quarter	130.19	95.36	24.01	19.84
Fourth quarter	154.51	124.59	27.27	23.17

2008	156.87	116.25	25.60	20.18
First quarter	143.15	116.25	24.53	20.18

Previous Six Months
December 2007	153.36	130.95	27.27	23.84
January 2008	141.57	121.58	24.53	21.21
February 2008	143.15	116.76	23.85	20.27
March 2008	139.49	116.25	23.36	20.18
April 2008	145.41	122.14	24.77	20.56
May 2008	156.87	140.80	25.60	23.25
____________________
(1)	The Unit prices have been adjusted to reflect the reverse stock split of August 30, 2004 and the Share bonus, approved on June 29, 2006.

     In July 2006, we increased our capital stock through a paid-in-kind dividend (holders received one Unit for each Unit held). This share bonus was approved by our Extraordinary Shareholders’ Meeting on June 29, 2006 and was accompanied by a change in the Unit to GDS ratio of Unibanco and Unibanco Holdings from five (5) Units per GDS to ten (10) Units per GDS.

     Further, on May 29, 2008, our Board of Directors decided to propose an increase of our capital stock through a paid-in-kind dividend (holders received one Unit for each 10 Units held) and to change the ratio of the GDSs to Units to one GDS per every two Units. However, the capital increase is pending Shareholder and Central Bank approvals. The ratio´s change is pending CVM approval. For further information, see 10.B “Memorandum and Articles of Association — Description of Capital Stock”.

9.B Plan of Distribution

Not applicable.

9.C Markets

     In Brazil, securities are traded only on the BOVESPA which is a publicly traded corporation controlled by Bovespa Holding. At December 31, 2007, the aggregate market capitalization of the 404 companies listed on the São Paulo Stock Exchange was approximately US$14 trillion and the ten largest companies represented approximately 54.7% of the total market capitalization of all listed companies. In 2007, the average daily trading volume of our GDSs’ reached R$283.1 million on the NYSE. On the BOVESPA, the average daily trading volume of our Units’ was R$85.1 million

      As of May 2, 2005, our Unit has been included in the Ibovespa Index (Índice BOVESPA) of the BOVESPA. The Ibovespa Index is currently composed of 66 stocks. In order to be included in this index, a stock must (i) be included in a group of stocks in which the sum of the Negotiability Indices represents 80% of the accumulated value of the Negotiability Indices of all individual stocks; (ii) have a participation above 0.1% of the BOVESPA’s total volume in the last 12 months; and (iii) trade in at least 80% of the sessions in the last 12 months. The inclusion in the Ibovespa Index was a step towards increasing the liquidity of our Units in the Brazilian market. From May, 2008 to August, 2008, the weight of our Units in the theoretical portfolio of the Ibovespa Index is 2.782% . Since its inclusion in the Ibovespa, its weighting has increased more than 180%.

     As of September 1, 2004, our Unit has also been included in the Brazil Index-50 (Índice Brasil-50), or IBrX-50 Index, of the BOVESPA. The IBrX-50 Index is composed of the 50 stocks with the highest trade index on the BOVESPA and that were traded in at least 80% of the sessions in the last twelve months. From May, 2008 to August, 2008, the weight of our Units in the theoretical portfolio of the IBrX-50 Index is 3.067% .

9.D Selling Shareholders

Not applicable.

9.E Dilution

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A Share capital

Not applicable.

10.B Memorandum and Articles of Association

Summary of the Bylaws of Unibanco—União de Bancos Brasileiros S.A. and of Unibanco Holdings S.A.

     We are a financial institution incorporated under the laws of the Federative Republic of Brazil, duly authorized to conduct business by the Central Bank. Our Corporate Taxpayers Enrollment Number (CNPJ) is 33.700.394/0001 -40 and our Board of Trade of the State of São Paulo Enrollment Number (NIRE) is 35.300.102.771.

     Unibanco Holdings is incorporated under the laws of the Federative Republic of Brazil. Its Corporate Taxpayers Enrollment Number (CNPJ) is 00.022.034/0001 -87 and its Board of Trade of the State of São Paulo Enrollment Number (NIRE) is 35.300.140.443.

     The information below refers to our and Unibanco Holdings’ most recent bylaws, which include, as the case may be, the amendments approved by the shareholders of Unibanco Holdings on March 21, 2007 and those that were approved by our shareholders on March 27, 2008. Our March 27, 2008 Shareholders Meeting is currently subject to the Central Bank’s approval.

     The disclosure of the significant ways our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards is posted in our website and can be accessed through the following address: http://www.ri.unibanco.com.br/ing/gov/sox/exc/index.asp.

Objectives and Purposes

   Unibanco

     Our corporate objective and purpose, as described in article 2 of our bylaws, is to perform those operations and services that may be performed by financial institutions according to Brazilian Law. This includes conducting foreign exchange activities and participating in the share capital of other companies, pursuant to applicable legal and statutory provisions. However, we may not (i) acquire real estate not intended for our own use, with the exception of certain cases permitted by law or (ii) issue debentures or founder shares (partes beneficiárias).

Unibanco Holdings

     Unibanco Holdings’ objective and purpose, as described in article 2 of its bylaws, is to participate in the share capital of other companies. Unibanco Holdings exclusively holds the equity interest in Unibanco. It does not currently intend to conduct any activity other than holding Unibanco’s common shares and preferred shares, on a permanent basis.

Directors and Officers

   Unibanco

     We are managed by a Board of Directors and a Board of Officers.

     Board of Directors

     Our Board of Directors may consist of between four and nine directors at any given time, including one Chairman and one Vice Chairman. Directors are elected to a one-year term by our shareholders at the annual shareholders meeting and the Chairman and Vice Chairman are chosen by the Board of Directors. Pursuant to the Brazilian Corporate Law and our bylaws, only shareholders of a company are entitled to serve as directors of the company. Neither the Brazilian Corporate Law nor our bylaws specify a minimum number or class of shares that a director must own.

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

     At our last Shareholders’ Meeting, held on March 27, 2008, the shareholders approved the removal of §3 of Article 18 of our bylaws, which addressed the possibility of our directors participating in Board of Directors meetings through tele or video conference or any other similar vehicle. Such modification was undertaken to comply with a Central Bank recommendation applicable to Brazilian financial institutions and to eliminate from our bylaws internal and operational procedures that are not utilized by our administrative bodies.

     In 2007, there were 20 Board of Directors meetings, with the attendance of the followings numbers of directors: (i) in 85% of the meetings there were at least 6 directors, (ii) in 50% of the meetings there were at least 7 directors, (iii) in 35% of the meetings there were at least 8 directors and (iv) in 15% of the meetings there were the totality of the directors.

     Article 16 of our bylaws lists the exclusive powers of our Board of Directors. Pursuant to this provision, the Board has the power, among other things, to:

  elect and remove our officers;

  determine the remuneration of each member of our Board of Directors, our Audit Committee and our Board of Officers, subject to the aggregate maximum amount approved for each such corporate body, by shareholders at the annual shareholders meeting;

  appoint and remove the independent auditors, taking into consideration the recommendation of the Audit Committee;

  elect and remove our Ombudsman and appoint an Officer responsible for our Ombudsman’s Office;

  determine the performance bonus of each member of our Board of Directors and our Board of Officers;

  establish general guidance regarding the conduct of our business and our policies;

  decide on acquisitions, divestitures, increases and decreases of our equity investments in our subsidiaries, affiliates and partnerships;

  decide on joint ventures involving Unibanco and takeover bids performed by Unibanco for other companies; and

  create committees to deal with specific matters within the authority of our Board of Directors and/or our Board of Officers.

Board of Officers

Our Board of Officers may be composed of up to 150 members, including:

  one Chief Executive Officer;

  up to 10 Vice-Presidents; and

  up to 139 Executive Officers, Officers and Deputy Officers.

     All members of the Board of Officers are elected to a one-year term of office by our Directors at the Board of Directors meeting. Article 20 of our bylaws specifies that the age limit for holding a position on our Board of Officers is 60 years old. However, the 60 year age limit may be waived at the Board of Directors’ discretion. In addition, as approved at the Board of Directors Meeting on April 30, 2004, the Chief Executive Officer may determine whether officers who are older than 58 years old may stand for re-election. Furthermore, pursuant to the Brazilian Corporate Law and our bylaws, all of our officers must reside in Brazil.

     The Board of Officers has the power to act on our behalf in accordance with our bylaws and is responsible for the management and supervision of our corporate activities.

     At the Shareholders Meeting, held on March 27, 2008, the shareholders approved an amendment to Article 16 of our bylaws, in order to allow the Board of Directors to delegate to the Board of Officers the authority to decide on: (a) acquisitions, divestitures, increases or reductions of our equity investments in our subsidiaries, affiliates and partnerships, (b) the duties and responsibilities of the officers, and (c) the creation of committees to deal with specific matters of the Board of Officers. Such delegations are permitted, according to the Board of Director criteria, given that the decisions to be taken are operational matters, strictly related to the activities of other bodies, committees or Board of Officers or not strategical decisions for Unibanco.

     Our Board of Officers meets at any time that corporate interests so require. The decisions of our Board of Officers are taken by a majority vote with the attendance of at least half of our officers, with the exception of those related to the opening, relocation or closing of branches or facilities, which may be decided upon with the presence of at least three officers. In the event of a tie, the chairman of the meeting is entitled to cast an additional vote.

Unibanco Holdings

Unibanco Holdings is also managed by a Board of Directors and a Board of Officers.

Board of Directors

     The Board of Directors may be made up of between three and eleven directors. Directors are elected to a one-year term by the shareholders at the annual shareholders meeting, including one Chairman and one Vice Chairman. Pursuant to the Brazilian Corporate Law and the bylaws of Unibanco Holdings, only shareholders of a company are entitled to serve as a director of the company. Neither the Brazilian Corporate Law nor Unibanco Holdings’ bylaws specify a minimum number or class of shares that a director must own.

     Unibanco Holdings’ bylaws do not specify an age limit for serving on the Board of Directors.

     Article 16 of Unibanco Holdings’ bylaws lists the exclusive powers of its Board of Directors. Pursuant to this provision, the Board has the power, among other things, to:

  elect and remove the officers of the company;

  determine the remuneration of each member of the Board of Directors and the Board of Officers, subject to the maximum aggregate amount approved for each such corporate body, by shareholders at the annual shareholders meeting;

  appoint and remove the independent auditors;

  establish general guidance regarding the conduct of Unibanco Holdings’ business and policies;

  decide on acquisitions, divestitures, increases and decreases of equity investments in our subsidiaries, affiliates and partnerships of Unibanco Holdings;

  decide on joint ventures involving Unibanco Holdings and takeover bids performed by Unibanco Holdings for other companies; and

  create committees to deal with specific matters within the authority of its Board of Directors and/or its Board of Officers.

     The Board of Directors ordinarily meets twice a year and also meets whenever corporate interests so require. The decisions of the Board of Directors are taken by a majority vote with the attendance of at least half of the directors. Given that Unibanco Holdings is not a financial institution under the purview of the Central Bank, the directors of Unibanco Holdings are permitted to participate in the Board of Directors meetings through video conference or any other similar manner. It is also possible for the directors to participate by sending their written vote prior to the meeting. In the event of a tie, the Chairman (or the Vice Chairman if the Chairman is not present at the relevant meeting), in addition to his own vote, is entitled to cast the tie-breaking vote.

Board of Officers

     The Board of Officers is made up of between three and five officers, including one Chief Executive Officer and between two to four officers. All members are elected by the Board of Directors to a one-year term. Unibanco Holdings’ bylaws do not specify an age limit for membership on the Board of Officers. Pursuant to the Brazilian Corporate Law and Unibanco Holdings’ bylaws, all officers must reside in Brazil.

     The Board of Officers is responsible for the management and supervision of Unibanco Holdings’ corporate activities and has the power to act on behalf of Unibanco Holdings in accordance with its bylaws.

Certain Provisions of Brazilian Law

     Under Brazilian law, the controlling shareholders, directors, officers and the members of the audit committee are not allowed to take or receive loans, pledges or advances from financial institutions in which they are shareholders, directors, officers and/or members of the audit committee. In addition, financial institutions are not allowed to grant loans or advances to their affiliates, controlling shareholders, officers, directors and their respective relatives nor to companies in which these persons hold more than 10% of the share capital or hold a managing position.

     Directors and officers are not allowed to take part in any corporate transaction or deliberate with respect to any corporate transaction in which they have a conflict of interest with the company of which they are a director or officer. Any director or officer who believes he may have a conflict must inform the company’s other officers and/or directors, as the case may be, of the nature and extent of his interest in the transaction.

Audit Committee

     See “Item 6.C Board Practices” for information regarding our and Unibanco Holdings’ Audit Committee.

Description of Capital Stock

General

Unibanco

     At our June 29, 2006 Extraordinary Shareholders’ Meeting, our shareholders approved an increase of R$3,000,000 thousand to our corporate capital, thereby increasing our overall corporate capital from R$5,000,000 thousand to R$8,000,000 thousand, through the capitalization of (i) all of the funds previously allocated to one of our statutory reserves account and (ii) R$2,885,732 thousand, which was previously allocated in a reserve designed to ensure that we maintain adequate operating margins. This increase in our corporate capital led to the issuance of 1,398,897,476 new shares, entitling each of our shareholders to receive, in the form of a share bonus, one new share of the same type for every share held as of the record date (“Bonificação de Ações”). This Bonificação de Ações was implemented on July 17, 2006.

     At our June 29, 2006 Extraordinary Shareholders’ Meeting, our shareholders also approved an increase in the cap of our authorized capital. The new limit on the amount of shares that we may issue is 2,350,852,743 shares, whether common or preferred. As of April 30, 2008, our fully subscribed and paid in capital stock was equal to R$8,000,000 thousand, represented by 2,807,755,808 registered shares with no par value. Of these:

  1,511,316,336 were common shares, and
  1,296,439,472 were preferred shares.

     Further, on May 29, 2008, our Board of Directors proposed an increase of R$ 3,000,000 thousand to our capital stock, thereby increasing our overall capital stock from R$8,000,000 thousand to R$11,000,000 thousand through the capitalization of funds currently in the reserve designed to ensure that Unibanco has adequate operating margins. This decision, however, is pending Shareholder and Central Bank approval.

     We currently have a statutory reserve to ensure that we maintain adequate operating margins. Our statutory reserve is included in our financial statements and is prepared in accordance with Accounting Practices Adopted in Brazil. For more information, see Note 19 of our financial statements.

Unibanco Holdings

     Unibanco Holdings’ capital stock was altered during the second quarter of 2005, as a result of (i) the cancellation of treasury shares, approved by the Extraordinary Shareholders’ Meeting, held on July 19, 2005, and (ii) the conversion of common shares into preferred shares that occurred between July 19, 2005 and August 18, 2005, as approved by the shareholders meeting held on July 19, 2005. The April 12, 2006 Extraordinary Shareholders’ Meeting amended the bylaws of Unibanco Holdings, in order to reflect the number of common and preferred shares that represented Unibanco Holdings’ capital stock as of that date.

     On June 29, 2006, Unibanco Holdings’ shareholders approved an increase of R$2,691,925 thousand to Unibanco Holdings’ corporate capital, thereby increasing its overall corporate capital from R$1,863,449 thousand to R$4,555,375 thousand through the capitalization of the same amount that had previously been accounted for in retained earnings account. This increase led to the issuance of 813,253,815 new shares, entitling each shareholder of Unibanco Holdings to receive Bonificação de Ações.

     As a result of this Bonificação de Ações, both our shareholders and those of Unibanco Holdings decided that shareholders who held Units on June 29, 2006 should be entitled to receive for each Unit held, one additional Unit as a share bonus. Another consequence of this Bonificação de Ações was that our ratio of Units to GDS was modified such that each GDS, which formerly represented five Units, currently represents ten Units.

     Additionally, Unibanco Holdings’ Extraordinary Shareholders meeting of June 29, 2006 also approved an increase to the limit of its authorized capital, up to 2,613,253,815 shares, up to a maximum authorized amount of 876,867,952 common shares and 1,736,385,863 preferred shares, in addition to the total number of shares existing after the approval of the Bonificação de Ações. This Bonificação de Ações was implemented on July 17, 2006. As of April 30, 2008, Unibanco Holdings’ fully subscribed and paid in capital stock was equal to approximately R$ 4,555,375 thousand represented by 1,643,587,687 registered shares with no par value, of which:

  553,735,904 were common shares; and

  1,089,851,783 were preferred shares.

     Further, on May 29, 2008, Unibanco Holdings’ Board of Directors proposed an increase of R$ 1,744,510 thousand to the capital stock, thereby increasing our overall capital stock from R$4,555,375 thousand to R$6,299,886 thousand through the capitalization of R$1,467,786 thousand of the funds currently in the equalization of equity reserve and R$276,724 thousand of the funds currently in the reserve for unrealized profits. This decision, however, is pending Shareholder and Central Bank approval.

     In the event both our shareholders and those of Unibanco Holdings approve the proposal, the shareholders who hold Units shall receive, on a determined record date to be determined after the Central Bank approval, for each ten Units held, one additional Unit and the shareholders who hold GDS, shall receive, for each ten GDSs held, one additional GDS.

Payment for subscribed shares

     Pursuant to the Brazilian corporate law, the liability of the shareholders of corporations (sociedades anônimas) is limited to the price paid for the subscribed shares. The law states further that each shareholder must pay for its shares in accordance with the terms and conditions of the respective company’s bylaws or the subscription bulletin, as the case may be. If the bylaws or the subscription bulletin do not state the amounts and terms of payment, the management bodies must inform the shareholders of their duty to make the appropriate payments in the manner set forth in the law.

     If a shareholder does not make the appropriate payments for the subscribed shares, the company may, at its discretion, seek payment through court proceedings or by selling the shareholder’s shares on the stock exchange.

Unibanco common shares

     Each common share entitles the holder to one vote at shareholders meetings and to receive the mandatory dividend, as provided by article 202 of Brazilian corporate law. In addition, common shareholders are entitled to participate, on the same basis as our preferred shareholders, in capital increases resulting from reserves and profits.

Unibanco preferred shares

     Our preferred shares are not convertible into common shares and, except in certain circumstances, do not entitle the holder to voting rights. Nonetheless, our preferred shares entitle the holder to the following rights:

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

Units

     Pursuant to Article 43 of the Brazilian corporate law, Units are defined as share deposit certificates. Each certificate, or Unit, represents one of our preferred shares and one preferred share of Unibanco Holdings.

     We provide each holder of Units with a statement related to his interest position on the following basis: (i) as requested, (ii) at the end of each month in which a transaction has taken place and (iii) once a year if no transactions have occurred.

Rights of Unit Holders

     Our bylaws and Unibanco Holdings’ bylaws each provide, among other things, that a holder of a Unit entitled to all the rights inherent in such shares.

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

     Any transfer of ownership of our shares, the shares of Unibanco Holdings, the shares deposited with us for the issuance of Units and the Units themselves can only be effected through book entries upon the presentment of a written order of the legitimate holder of the relevant securities or the presentment of a court order or authorization, which shall be kept in our files. Such entries attribute to the transferee the shares or Units acquired and withdraw from the transferor the shares or Units sold.

     The Units’ underlying shares and the relevant dividends and redemption or amortization amounts may not be pledged, hypothecated or otherwise subject to any liens or other encumbrances, which may jeopardize the delivery of dividends and redemption or amortization amounts to the holders of the Units.

     Pledges or other liens to which Units are subject are recorded in the Units book-entry system and included in the relevant account statement.

     If holders of Units wish to trade their Units on any Brazilian Stock Exchange, such holders and their broker agent must sign an Order of Transference of Shares Kept in Book Entry Form (Ordem de Transferência de Ações Escriturais) After receiving the order, the broker agent must deposit the Units under the custody of the Brazilian Stock Exchange, which sends a Request of Transference of Shares kept in Book Entry Form (Pedido de Transferência de Ações Escriturais), to us after the negotiations. When such request is received, the Units are transferred to our custody and registered in the name of their new holder.

Limitations on Foreign Investors’ Rights to Own Securities

     Foreign investors seeking to invest in Brazilian securities are required to comply with various rules and regulations, which include rules requiring the registration of investors and their investments with the Central Bank, the Brazilian Securities Commission, and the Brazilian Registry of Legal Entities. In addition, foreign investors who wish to invest in the voting shares of Brazilian financial institutions are required to obtain the prior authorization of the Brazilian government. For a more detailed discussion on these limitations on foreign investors’ rights to own securities, see “Item 10.D. Additional Information—Exchange Controls—Restrictions on Foreign Investments and Overseas Remittances” and “Item 4.B Business Overview—Regulation and Supervision— Restrictions and Limitations — Restrictions on Funding Mechanisms.”

Cancellation of Units

     In accordance with our bylaws and Unibanco Holdings’ bylaws, a holder of a Unit may, at any time, cancel its Unit and become a direct holder of the underlying shares. These shares are fully transferable.

     However, the Units cannot be cancelled if (i) they are subject to pledges, encumbrances or any other liens, or (ii) our and Unibanco Holdings’ Board of Directors temporarily suspend the ability to cancel Units under the limited circumstances indicated in the bylaws.

Shareholders’ Meetings

     Pursuant to our bylaws and Unibanco Holdings’ bylaws, annual shareholders’ meetings are held within four months from the end of each fiscal year. At the annual meeting, shareholders, among other things:

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

     According to the Brazilian corporate law, the general shareholders’ meetings may be called by the Board of Directors. In addition, general shareholders’ meetings may also be called by:

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

     Our shareholders’ meetings, as well as those of Unibanco Holdings, are called by publishing, not less than fifteen calendar days prior to the scheduled meeting date, and not less than three times, by a notice in the Official Gazette (Diário Oficial do Estado de São Paulo) and in the Valor Econômico, both newspapers with wide circulation in the State of São Paulo. A notice is also filed with the CVM, BOVESPA and the SEC. This notice must contain the agenda for the meeting and, in case of an amendment to the bylaws, an indication of the subject matter.

     The meetings generally take place at our and Unibanco Holdings’ principal office, as the case may be. According to the Brazilian corporate law, a shareholders’ meeting in which all the shareholders participate will be considered valid, even if the call for the shareholders’ meeting fails to meet the legal requirements.

     According to our and Unibanco Holdings’ bylaws, shareholders meetings shall be held and presided over by the Chairman of the Board of Directors. In his absence, the Chairman may appoint any member of the Board of Directors or of the Board of Officers to preside in his stead. The Chairman shall choose among the shareholders present one or more shareholders to serve as secretaries of the meeting.

     Shareholders may be represented at shareholders meetings by a proxy that meets the conditions imposed by law. The identity of a shareholder shall be proved, if so required, by the presentation of a document evidencing his identity.

Voting Rights

     Each of our common shares and the common shares of Unibanco Holdings entitles the holder to one vote at each respective shareholders’ meetings. Except as otherwise provided by law, resolutions of a general shareholders’ meeting are passed by a majority vote.

     Under Brazilian corporate law, non-voting preferred shares acquire voting rights when a company fails to pay their fixed or minimum dividends for three consecutive fiscal years. In this event, the voting right of the preferred shares remains effective until the cumulative dividends are paid in full. According to our bylaws, holders of our preferred shares are not entitled to rights in this manner, given that they do not have fixed or minimum dividends rights.

     The majority of holders of our preferred shares and the preferred shares of Unibanco Holdings, voting separately as a class, in a special meeting, have the right to approve proposals of the majority of the voting shareholders that would:

  change the rights and privileges of the preferred shares; and
  create a new class of preferred shares with superior rights.

     Under Brazilian corporate law, non-controlling holders of our preferred shares and the preferred shares of Unibanco Holdings, in each case representing at least 10% of the capital stock, have the right to elect or dismiss one member of the Board of Directors, at a separate meeting, in which the controlling shareholder cannot participate and vote; provided that those shareholders hold at least 10% of the capital stock for at least three months immediately before the relevant shareholders’ meeting. Similarly, non-controlling holders of our common stock and the common stock of Unibanco Holdings which represent at least 15% of the respective voting capital stock have the right to elect or dismiss one member of the respective Board of Directors, subject to the same terms and restrictions applied to the non-controlling holders of our and Unibanco Holdings’ preferred shares.

Preemptive Rights

     Each of our and Unibanco Holdings’ shareholders has a general preemptive right to subscribe for shares in the event of any capital increase in the proportion to his shareholding. A minimum period of 30 days following the publication of the capital increase notice must be allowed for the exercise of the right, which is transferable, either for consideration or not, during this period.

     Brazilian corporate law allows the Board of Directors of publicly-held companies with authorized capital to exclude or shorten the preemptive right 30-day period in the following cases:

  offerings of shares through the stock exchanges or through public offerings; or
  exchange offers in takeover bids.

Limitation of ownership

     The Brazilian Federal Constitution provides that a special law shall regulate the participation of foreign investors in the capital of financial institutions in Brazil. According to the Central Bank’s regulation, until the above mentioned special law is passed, the increase of the participation of foreign investors in the voting capital of financial institutions is subject to prior authorization by the Brazilian Government.

     Notwithstanding the above, the Brazilian government had already stated that foreign investments in financial institutions are in the government’s interest, as long as the foreign company or individual does not have any voting rights. Therefore, authorization from the Brazilian government is not required for companies or individuals to acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts offered abroad representing such non-voting shares. See Item “4.B — Regulation and Supervision — Constitutional Restrictions on Financial Institutions” for further information.

     However, in the event that voting shares are being offered, our foreign shareholders and the foreign shareholders of Unibanco Holdings who hold an indirect participation in our capital stock may be prevented from exercising their preemptive rights. The performance of such rights may be subject to prior authorization by the Brazilian government, as mentioned above.

Change of Control

     Under Brazilian corporate law, the sale of control of a publicly-held company can only be effected if the purchaser makes a public offer to purchase the voting shares of the remaining shareholders at a price equal to at least 80% of the price paid for the controlling block of shares.

Right of Withdrawal and Redemption

     The Brazilian corporate law provides that, under certain circumstances, a shareholder has the right to withdraw his or her equity interest from a company and to receive payment for the portion of shareholders’ equity attributable to his or her equity interest.

     Our bylaws and the bylaws of Unibanco Holdings do not set forth any redemption provision; however, unless the bylaws state otherwise, the redemption of shares may only be effected if, in a shareholders meeting called specifically to deliberate upon such matter, the redemption is approved by shareholders representing at least half of the relevant shares.

Capital Increases

     Pursuant to the resolutions of our June 29, 2006 Extraordinary Shareholders Meeting, our Board of Directors may increase our corporate capital by an additional 2,350,852,743 of common or preferred shares. This capital increase may be affected without amending our bylaws or obtaining shareholder approval, subject to the applicable limitations under Brazilian corporate law. As a financial institution, the number of our non-voting shares may not be higher than 50% of the total shares representing our capital stock. The authorized capital stock may only be changed by our shareholders at a shareholders’ meeting, through an amendment to our bylaws.

     Pursuant to the resolutions of the June 29, 2006 Extraordinary Shareholders Meeting of Unibanco Holdings, the Board of Directors of Unibanco Holdings may increase its corporate capital by an additional 2,613,253,815 shares, up to a maximum authorized number of 876,867,952 common shares and 1,736,385,863 preferred shares. This capital increase may be affected without amending Unibanco Holdings’ bylaws or obtaining shareholder approval, and without maintaining the existing proportion among the classes of shares, subject to applicable limitations under Brazilian corporate law. No more than two-thirds of the capital stock may be represented by non-voting shares.

     Since the aforementioned resolutions, no capital increase has taken place.

Acquisition of our own Shares

     We and Unibanco Holdings may acquire our own shares in order to cancel them or to keep them in our treasury, subject to authorization by our Board of Directors and certain limitations and conditions established by the CVM and by the Brazilian corporate law. Among other limitations, we may only repurchase shares with available profits and reserves as reflected in our most recent balance sheet and we may only hold 10% of each class of outstanding shares in treasury. See Item “16.E — Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further information.”

Approval by the Central Bank

     The Central Bank must approve certain amendments to our bylaws, including those related to changes on our corporate purposes and capital increases.

Stock options to Officers and Employees

     Within the limits of our authorized capital stock, and in accordance with a plan approved at a shareholders meeting, we and Unibanco Holdings may grant options to purchase our shares to our Executives. See “Item 6.B Compensation—Unibanco—Executive Stock Option Plan” for a more detailed description of our stock option plan.

Dividend Policy

     Our bylaws contain the following provisions with respect to dividends for each fiscal year:

  the distributable amount for each fiscal year is equal to our net profit less the legal, contingency, statutory and unrealized income reserves, calculated according to Brazilian GAAP;
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

     The Extraordinary Shareholders Meeting of Unibanco Holdings held on June 29, 2006, amended the bylaws of Unibanco Holdings in order to clarify its policies with respect to the use of profits accrued at the end of each fiscal year, including the payment of dividends for each fiscal year. As of June 29, 2006, Unibanco Holdings’ bylaws set forth the following relevant provisions:

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

     In addition to the regular Board of Directors meetings held by Unibanco and Unibanco Holdings, it has determined that each board will hold meetings on, at least, a quarterly basis during 2008 to address the payment and method of payment of dividends to our shareholders. All payments of dividends to our shareholders shall occur within 60 days from the date of their approval at the relevant Board of Directors meeting. However, such 60 days term may be extended by the General Shareholders’ Meeting and, in such case, payment must occur within the same fiscal year of such meeting. The value of the payments is considered as part of mandatory dividends corresponding to the relevant fiscal year. However, our and Unibanco Holdings’ Board of Directors may, at their sole discretion, based on reasonable cause (i) modify the conditions precedent to the payment of the dividends to our shareholders, such as, but not limited to, value, form and dates of payment, or (ii) determine not to make such payments in certain quarters.

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

     Pursuant to Brazilian corporate law, we and Unibanco Holdings may suspend the mandatory distribution of dividends in the event the Board of Directors determines that dividend payments would be inadvisable in view of our financial condition. The shareholders must ratify such determination at the annual shareholders’ meeting and the determination must be reported to the CVM within five days as of the relevant shareholders’ meeting. A mandatory distribution that is suspended and not offset against losses in future years must be paid as soon as financial condition so permits.

     We and Unibanco Holdings intend to continue to distribute dividends equal to the mandatory dividend annually.

Interest on Capital Stock

     Since January 1, 1996, Brazilian companies have been authorized to pay Interest on Capital Stock (“Interest on Capital Stock” or “juros sobre capital próprio”) to shareholders based on the application of the long-term interest rate (Taxa de Juros de Longo Prazo or “TJLP”) on net equity accounts (excluding certain equity accounts), and to treat those payments as a deductible expense for purposes of calculating corporate income tax and, since 1997, the social contribution on net income. The amount of the tax deduction in each year is limited to the greater of (i) 50.0% of our net income (after the deduction of social contribution on net income but before considering the mentioned distribution and any deduction of income tax) for the period in respect of which the payment is made; or (ii) 50.0% of our accumulated profits and profit reserves at the beginning of the relevant period. Payments of Interest on Capital Stock, net of withholding income tax, may be considered as part of the mandatory dividend distribution. Under applicable law, we are required to pay to our shareholders an amount sufficient to ensure that the net amount they receive in respect of Interest on Capital Stock, after payment of any applicable withholding tax, plus the amount of distributed dividends, is at least equivalent to the minimum mandatory dividend amount.

     Payments of Interest on Capital Stock to our shareholders, whether or not residing in Brazil, are generally subject to Brazilian withholding tax at the rate of 15%. A tax rate of 25% applies if the shareholder receiving such Interest on Capital Stock is a resident of a tax haven jurisdiction. See Item “10.E Taxation — Taxation of Distributions of Interest Distribution on Capital Stock” for further information.

Disclosure of Ownership Interest

Acquisition by the controlling shareholder

     According to CVM regulations, in the event that (i) a controlling shareholder, (ii) a shareholder that is entitled to elect members of the board of directors or of the fiscal committee or (iii) an individual, or a group of individuals, acting together or representing only one interest, achieve a direct or indirect participation of 5% or more of a series or class of shares of a company’s capital stock, the shareholder must give notice to the market of such increase in ownership.

     The company’s officer responsible for the Investor Relations Department is responsible for the transmission of such notice to the CVM, the Stock Exchanges and to the over-the-counter market in which the company has its securities negotiated. Such notice must contain the following information:

  name and qualification of the acquirer;
  objectives of the acquirer;
  quantity of stock option and subscription rights, by type and/or class of shares, already held directly or indirectly by the acquirer or by any person related to him;
  quantity of convertible debentures already held, directly or indirectly, by the acquirer or by any person related to him, establishing the quantity of shares subject to such possible conversion, by class and type; and
  existence of any agreement, which regulates voting rights or the sale and purchase of securities issued by the company.

     Such obligation also applies when any individual mentioned above increases or decreases their participation by 5% or more of a type or class of shares of the company’s capital stock.

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

Restrictions on Foreign Investments and Overseas Remittances

     The Central Bank may impose temporary restrictions on remittances of foreign capital abroad whenever there exists, or the Central Bank foresees, a significant imbalance in Brazil’s balance of payments. There are currently no restrictions on the remittance of foreign capital abroad. Furthermore, the Brazilian government has not prevented the remittance of proceeds to foreign investors since 1990 and has never done so in respect of securities obligations.

     Currently, the Brazilian government does not restrict the ability of Brazilian or foreign individuals or entities to convert Brazilian currency into foreign currency provided that the transactions are (i) legal, (ii) based on the economic factors and responsibilities of each of the parties as set forth in the underlying document for each transaction and (iii) in compliance with all regulatory requirements such as prior registration with the Central Bank (when applicable).

     Any individual, corporation or partnership resident or domiciled abroad may register with the CVM and the Central Bank as a foreign investor, under Law No. 4,131, dated September 3, 1962, or under CMN Resolution No. 2,689, dated January 6th, 2000. According to Resolution No. 2,689, a foreign investor must:

  Appoint one or more representatives with power to take actions in relation to its investment;
  Register as a foreign investor with the CVM; and
  Register its foreign investment with the Central Bank.

     Such foreign investor is then allowed to invest in any type of investment available to Brazilian citizens in the financial and securities markets, provided that securities’ trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets.

     Resolution No. 2,689 also establishes that securities and any other financial assets held by foreign investors must be registered with, maintained under custody of or in deposit accounts with an entity licensed by the CVM and the Central Bank.

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

     In addition, a foreign entity, corporation or partnership which invests in the Brazilian financial and securities markets (except for investments in depositary certificates issued abroad, such as the GDS) must apply with the CVM for registration with the Brazilian Registry of Legal Entities, or CNPJ. The CNPJ registration is maintained by the Brazilian federal tax authorities and a tax number is granted in connection therewith. In such particular cases, the right to (i) convert into foreign currency the payment of dividends and earnings resulting from the sale of shares and securities, and (ii) remit such amounts from Brazil, is subject to registrations both with the Central Bank and the CNPJ. If the investor is a natural person, he or she will also have to apply with the CVM to obtain a register before the Ministry of Finance (CPF). The CPF is the equivalent of the CNPJ for natural persons and it also allows the investors to (i) convert into foreign currency the payment of dividends and earnings resulting from the sale of shares and securities, and (ii) remit such amounts from Brazil, as it is duly registered before the Central Bank.

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

Exchange Rates

     The Central Bank allows the real/U.S. dollar exchange rate to float freely, and it has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Item 3.D Risk Factors — Risks Relating to Brazil.”

     The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated. Prior to March 14, 2005, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. Rates in the two markets were generally the same. The table uses the commercial selling rate for periods prior to March 14, 2005.

		Average for
	Period-end	Period(1)	Low	High

	(reais per U.S. Dollar)
Year ended:
December 31, 2003	2.889	3.060	2.822	3.662
December 31, 2004	2.654	2.917	2.654	3.205
December 31, 2005	2.341	2.412	2.163	2.762
December 31, 2006	2.138	2.168	2.059	2.371
December 31, 2007	1.771	1.930	1.733	2.156
Month:
October 2007	1.744	1.801	1.744	1.828
November 2007	1.784	1.770	1.733	1.850
December 2007	1.771	1.786	1.762	1.823
January 2008	1.760	1.774	1.741	1.830
February 2008	1.683	1.728	1.672	1.768
March 2008	1.749	1.707	1.670	1.749
April 2008	1.687	1.689	1.658	1.753
May 2008	1.629	1.661	1.628	1.695

______________________
(1) Year-end figures represent the average of the month-end exchange rates during the relevant period. The figures provided for months in 2007 and 2008, represent the average of the exchange rates at the close of trading on each business day during such period.

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

Taxation of Stock and Non-share bonus

     If we or Unibanco Holdings pay dividends and/or share bonus with respect to profits accrued before December 31, 1995, such payment will be subject to withholding income tax.

     The payment of dividends or share bonus in favor of Non-Brazilian Holders of our (or Unibanco Holdings´) GDS or Units with respect to profits accruing after December 31, 1995 is not subject to income tax

Taxation of Distributions of Interest on Capital Stock

     When we or Unibanco Holdings pay Interest on Capital Stock, holders of GDSs or Units will be subject to withholding income tax, according to Brazilian law, at the rate of 15% on such payment, or 25% in case such holder is a resident of a tax haven jurisdiction, as defined below. For a detailed description, see “Item 10.B Additional Information—Memorandum and Articles of Association—Dividend Policy and—Interest on Capital Stock.”

Taxation of GDSs

     According to Law 10,833-03, the disposition of assets located in Brazil by a Non-Brazilian Holder, whether to other Non-Brazilian Holders or Brazilian Holders, may be subject to taxation in Brazil.

     We believe that the GDSs do not fall within the definition of assets located in Brazil for this purpose.

     We also believe that one may challenge the Brazilian jurisdiction to impose a tax on transactions contracted between a non-Brazilian resident holder of GDS and a non-Brazilian holder purchasing such GDS.

     Nevertheless, considering the general and unclear scope of such provisions, and the lack of administrative and judicial court rulings in respect thereto, we are unable to assure that such understanding will ultimately prevail in Brazilian courts. As a result, gains on a disposition of GDSs by a Non-Brazilian Holder to a Brazilian Holder, or even to Non-Brazilian Holders, may be subject to income tax in Brazil according to the rules applicable to a disposition of our Units. Under Brazilian law, the taxation of income derived from the disposition of our Units can vary, depending on the country of residence of the Non-Brazilian Holder, the type of registration of the investment by the Non-Brazilian Holder with the Central Bank and how the disposition is carried out, as described below.

Conversion of GDS into Units

     As a Non-Brazilian Holder of GDSs, you may cancel your GDSs and exchange them for Units, choosing registration in the form of Resolution 2,689-00 (RDE-Portfolio) or Law 4,131-62 (RDE-IED). The conversion of GDS into Units will not be subject to Brazilian income tax. The tax treatment thereinafter will depend on the registration choice, as described below.

Conversion of Units into GDSs

     Except for Non-Brazilian Holders with a portfolio investment duly registered with the Brazilian Authorities in the form of Resolution 2,689-00 (RDE-Portfolio) the deposit of Units by a Non-Brazilian Holder in exchange for GDSs may be subject to Brazilian income tax if the acquisition cost of the Units is lower than (a) the average price per Unit on a Brazilian stock exchange on which the greatest number of such Units were sold on the day of deposit; or (b) if no Units were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Units were sold in the 15 trading sessions immediately preceding such deposit. In such case, the positive difference between the acquisition cost and the average price of the Units calculated as above will be considered to be a capital gain subject to income tax at a rate of 15%. A 25% tax rate may apply to residents in tax havens.

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

     In this case, the capital gain arising from the sale of Units within the Brazilian stock exchange and organized over-the-counter markets are tax-exempt, except for investors resident in tax havens. See “Foreign Direct Investment under Law 4,131-62” below for a description of the tax treatment of sales Units not carried out through the Brazilian stock exchange and organized over-the-counter markets.

     If you are an investor resident in a tax haven, the sale of Units will be exempt from tax if the total sale price of the Units on the respective month is equal to or lower than R$ 20,000. Otherwise, you should be taxed at a 15% rate on the difference between the sale price and the average acquisition cost of the Units sold, computed within the variable income tax basket, which is defined as the total amount of gains and losses in “variable income investments”, which include options, futures, forwards, shares, and gold (when held as a financial asset).

     Withholding tax will be charged at a 0.005% rate, which may be offset with the 15% variable income tax.

Foreign Direct Investment under Law 4,131-62

     Under this proceeding, there is no need to register the direct foreign investment with the CVM, but you should register your investment with the Central Bank (RDE-IED).

     The capital gain arising from the sale of direct foreign investment (Law 4.131 -62) shall be taxed according to general rules applicable to Brazilian residents (Law 9.249 -95, article 18).

     Therefore, the positive difference in between the sale price and the average acquisition cost in reais will be taxed at a 15% capital gain tax rate.

     Residents in tax havens have the rate increased to 25%.

     If the sale is carried out within Brazilian stock exchange or organized over-the-counter markets, the capital gain will be subject to 0.005% withholding tax, which may be credited against the eventual income tax due on the capital gain.

     Notwithstanding this general rule, the full foreign currency amount subject to registration shall not be taxed when realized and repatriated.

Non-registered foreign investments in Units

     If you fail to register your investments as set forth in Brazilian regulations and you sell your Units within the Brazilian stock exchange and organized over-the-counter markets (see “Item 10.D Additional Information — Exchange Rates and Exchange Control”), you shall be tax exempt on the sale Units if the total sale price on the respective month is equal to or lower than R$ 20,000.00. Otherwise, you should be taxed at a 15% rate on the difference between the sale price and the average acquisition cost of the Units sold, computed within the variable income tax basket, together with other gains and losses in the sale of shares, options, futures and forward contracts.

     If you make a private sale of shares or Units, you shall be taxed on the positive difference in between the sale price and the average acquisition cost in reais at a 15% capital gain tax rate.

Taxation of Tax Haven Residents

     In accordance with Brazilian law, a tax haven is defined as a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the laws of that country or location impose restrictions on the disclosure of shareholding composition or the ownership of the investment, or the identity of tax haven residents. Brazilian domestic tax provisions provide for a list of the jurisdictions deemed to be tax havens.

Preemptive Rights

     Any exercise of preemptive rights relating to the shares underlying the Units or GDSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the shares underlying the Units or the GDSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of Units.

Expiration of CPMF and new rate of IOF/ Exchange Tax

     Until December 31, 2007, any transaction carried out in Brazil that resulted in the transfer of funds from a Brazilian bank account was subject to CPMF at a rate of 0.38% . As of January 1st, 2008, the CPMF Tax is no longer in force, and should not be levied on any transfer of funds carried out after that.

     However, on January 3, 2008 the Brazilian government increased the IOF/ Exchange Tax (described below) from 0% to 0.38%, which means the payment of dividends and Interest on Capital Stock to Non-Brazilian holders will continue to be subject to tax at a 0.38% rate.

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

     A tax on foreign exchange transactions, or IOF/Exchange Tax, may be imposed on any conversion of Brazilian currency into foreign currency or vice versa. The rate of the IOF/Exchange Tax applicable is currently 0.38% with some specific exceptions, but the Minister of Finance has the legal power to increase the rate at any time to a maximum of 25%, but only with respect to future transactions.

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

Material United States Federal Income Tax Consequences

     The following summary describes certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of GDSs and the Units as of the date hereof. Except where noted, this discussion deals only with U.S. Holders. As used herein, a “U.S. Holder” means a beneficial owner of GDSs or Unitsthat is for U.S. federal income tax purposes:

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

General

     For U.S. federal income tax purposes, holders of GDSs will be treated as owners of the underlying Units attributable thereto. Accordingly, deposits or withdrawals of Units for GDSs will not be subject to U.S. federal income tax.

     The United States Treasury department has expressed concern that depositaries for Global Depositary receipts, or other intermediaries between holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of United States foreign tax credits by U.S. Holders of such receipts or shares. Accordingly, the analysis regarding the availability of a United States foreign tax credit for Brazilian taxes and the sourcing rules described below could be affected by future actions that may be taken by the United States Treasury Department.

Distributions

     Subject to the discussion below under “Passive Foreign Investment Company Considerations”, the gross amount of a distribution paid on a GDS or a Unit (including distributions, if any, of Interest on Capital Stock) generally will be a dividend for U.S. federal income tax purposes, and will be includible in your gross income as ordinary dividend income in the taxable year of receipt (which generally will be the taxable year in which such dividend is received by you, in the case of the Units, or by The Bank of New York, as depositary, in the case of GDSs). The amount of any distribution will include the amount of Brazilian withholding taxes, if any, withheld on the amount distributed. Dividends paid with respect to the GDSs or Units generally will be treated as foreign-source income and will not be eligible for the dividends-received deduction allowed to corporate shareholders under U.S. federal income tax law.

     Such dividends generally will constitute “passive category income” for U.S. foreign tax credit purposes. If any Brazilian income taxes are withheld from such dividends, you may be entitled to claim a foreign tax credit for the amount of such Brazilian income taxes against your U.S. federal income tax liability, subject to certain limitations and restrictions that may vary depending upon your circumstances. Instead of claiming the foreign tax credit, you may, at your election, deduct the U.S. dollar value of such Brazilian income taxes in computing your U.S. taxable income (such an election would apply to all foreign income taxes during the taxable year). The rules relating to foreign tax credits are complex, and the availability of a foreign tax credit would depend on various factors. You are urged to consult your own tax advisors regarding the availability of foreign tax credits in light of your particular circumstances.

     The maximum U.S. federal income tax rate for certain dividends (“qualified dividends”) received by certain noncorporate taxpayers, including individuals, through taxable years beginning on or before December 31, 2010 is 15%, so long as certain holding period and other requirements are met by the holder. Dividends paid on the GDSs will be treated as qualified dividends if (i) the GDSs are readily tradable on an established securities market in the United States or (ii) the payor of the dividends is eligible for the benefits of an income tax treaty with the United States that provides for the exchange of information and (iii) neither we nor Unibanco Holdings are classified as a passive foreign investment company (a “PFIC”) (see below). The GDSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. We believe that we and Unibanco Holdings were not treated as PFICs for our immediately preceding year and will not be so treated for our current or future years, as explained below.

     It is unclear whether dividends paid to direct holders of our Units will be treated as qualified dividends (and therefore qualify for the 15% maximum rate), because such Units are not themselves listed on a United States exchange and there is no income tax treaty between Brazil and the United States. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of GDSs and intermediaries through which such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with the procedures. We urge you to consult your own tax advisor regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and your own particular circumstances.

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

  75% or more of its gross income in a taxable year is “passive income”, which includes dividends, interest, royalties, rents, annuities, and some types of gains; or
  the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50%.

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

10.F Dividends and Paying Agents

     Not applicable.

10.G Statement by Experts

     Not applicable.

10.H Documents on Display

     We are subject to the informational requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers, as amended, and to the Brazilian rules and regulations applicable to Brazilian public companies and, in accordance with these requirements, we file reports and other information with the SEC and with the CVM. These materials, including this annual report and the exhibits hereto, may be read or copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549, and at the CVM at Rua 7 de Setembro, 111, Rio de Janeiro, RJ 20050-901. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room or the CVM at 55-21-3233-8686. The SEC and the CVM also maintain web sites at http://www.sec.gov or http://www.cvm.gov.br that provide online access to reports, proxy statements and other information regarding registrants that file electronically with the SEC and with the CVM, respectively.

10.I Subsidiary Information

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

     Risk management is an independent unit responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. Through the development and use of tools based on the best practices adopted in the market, we seek to optimize our risk-return relation, as well as to assure the continuous improvement of risk management at all organizational levels. Risk Management at Unibanco is based on tools and parameters associated with risk/return optimization, taking into account, among others, risk diversification and maximum exposure limits.

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

     Our securities portfolio consists mainly of Brazilian government bonds and notes, both onshore and offshore, which are very liquid assets. We did not hold a position in state or municipal bonds during 2007. We also have an Eurobond portfolio of low risk Brazilian issuers.

     The duration of fixed income instruments traded in Brazil is still short when compared to international standards. Therefore, the interest rate risk of our domestic portfolio tends to be lower than our international bond portfolio. Gradually, the Central Bank is lengthening maturities of government liabilities.

     We use derivatives as the main market instrument for our trading activities. By trading derivatives, we are able to achieve lower credit risk exposure than would be achieved with a position in the corresponding cash instruments. Another important role for derivatives is in managing asset and liability mismatches and for hedging purposes, when it is not intended to run a specific risk or situation. The most common derivatives traded are interest rate and foreign exchange futures, options, forwards and swaps.

     A large portion of our swap portfolio has financial institutions as counterparts. Most of this portfolio is guaranteed by the Bolsa de Mercadorias & Futuros, the Brazilian Commodities & Future Exchange (“BM&F”). We also trade with non-bank counterparties, most of who are customers of our commercial banking operations. Generally, these swaps have a time deposit as collateral.

Market Risk Management Process

     We believe we have a conservative policy regarding market risk exposures. All financial and main non-financial subsidiaries, such as our credit cards, capitalization, private pension funds and insurance business are evaluated on a daily basis.

     Our market risk management group has an independent line of communication with senior management as the division is headed by a member of the Executive Committee, who reports directly to our CEO. As a result, the market risk exposure of our portfolio is independently supervised and controlled by our senior management.

     Our market risk management group is heavily involved in the process of approving new products. For each product launched by our business segments, our market risk group provides a formal statement in respect of the product, approving conditions and suggesting improvements in controls.

     Market risk management is based on limits established by the financial, risk and cash committees.

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

     Our risk committee, which consists of representatives of the board, business officers and risk management professionals, meets every 45 days. The committee’s main objective is to review policies related to treasury, brokerage, products and custody, among other things. Limit policies are also defined in this committee, including those for the trading desk. The risk and financial committees consult one another on proposals and agree on them.

     Our Treasury unit’s cash committee meets daily. The cash committee discusses:

  macroeconomic environment;
  outstanding positioning and the main potential risks; and
  decides on positions and exposures in accordance with policy limits.

     All arbitrage decisions are made by our Treasury at our headquarters in São Paulo. This segregation of duties helps to ensure the accuracy of the information about our positions, and the centralization of arbitrage decisions allows us to better appreciate and evaluate risks inherent in arbitrage transactions.

Market Risk Models

     We have adopted several different sets of tools and methodologies in order to manage our market risks.

Stress testing

     Stress tests are also part of our risk policy. Scenarios for enhanced, deteriorating and worst-case market conditions are created and frequently updated. In addition, whenever political or economic events that may affect the financial market are foreseen, new scenarios are generated and positions reevaluated in order to understand their potential impact on our operations and financial condition. These analyses are conducted on a daily basis and are provided to our senior management for their review. Daily market risk reports provide information about potential financial impacts, in the event of each of the stress scenarios.

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

Value at Risk (“VaR”)

     We employ the VaR methodology for evaluating our risks. VaR is defined as the potential loss in portfolio value, from regular adverse market movements, and is based on probability analysis. We consider a 99% confidence level (2.33 standard deviation) and a one-day holding period to calculate VaR on a daily basis.

     VaR is calculated for the overall bank position and for all subportfolios such as Trading and Banking books, each one of the options’ book and for each risk factor separately (BRL Interest Rates, FX, Equities and Offshore Bonds) in the Trading and Banking books.

     Historical data for financial market rates and prices are used in the statistical modeling to update our risk management database for returns, volatilities and correlations of the risk factors on a daily basis. Volatilities and correlations are obtained through the well-known exponential weighted moving average (EWMA) model. The main advantage of this model is to put more weight in the more recent data and here we use 0.95 as the decay factor.

     When dealing with portfolios containing only linear instruments, a parametric VaR model is the chosen methodology and gives a quick calculation for value at risk. Parametric VaR assumes a probability distribution that is completely described by its parameters, which is the case of the normal distribution used in this calculation.

     VaR estimates for portfolios with nonlinear instruments, such as options, are calculated by Monte Carlo method, with 5,000 simulations and 99% confidence level. For some specific products, such as credit derivative swaps, we employ historical simulations under the same confidence level.

     The following table sets forth the VaR calculated on our overall risk portfolio for each of our fiscal years ended December 31, 2007, December 29, 2006 and December 31, 2005.

				As of
2007				December
(in millions of R$)	Average	Minimum	Maximum	31,

Interest rate risk on domestic
position:
Reais	23.73	4.66	67.81	19.53
FX and Cross Border	10.41	0.94	25.77	11.35
Stock Market	1.94	0.11	7.53	6.58
Options	3.87	0.75	14.36	5.34

Interest rate risk on foreign position	8.60	0.00	22.70	5.65

Equity of foreign branches	12.59	0.00	23.59	18.97
Consolidated risk	58.51	25.86	140.81	47.46

				As of
2006				December
(in millions of R$)	Average	Minimum	Maximum	29,

Interest rate risk on domestic
position:
Fixed	8.8	2.3	24.8	6.2
Floating—IGPM indexed	1.6	0.7	5.3	0.8
Floating—TR indexed	6.3	0.5	44.7	2.1
Floating—US$ indexed	0.6	0.1	3.5	0.7
Foreign exchange risk—US$	2.8	0.0	11.2	0.1
Stock market	0.2	0.0	1.2	1.1
Derivatives	5.4	0.8	11.9	1.3
Interest rate risk on foreign position	4.7	2.1	13.8	5.4
Structured position:
Equity of foreign branches	26.4	6.0	98.7	9.7
Consolidated risk	47.3	22.7	144.9	23.1

				As of
2005				December
(in millions of R$)	Average	Minimum	Maximum	31,

Interest rate risk on domestic
position:
Fixed	5.94	2.99	9.54	5.52
Floating—IGPM indexed	1.55	0.58	6.40	0.99
Floating—TR indexed	4.27	2.23	7.66	7.66
Floating—US$ indexed	1.01	0.41	1.85	0.43
Foreign exchange risk—US$	2.27	0.00	9.47	2.11
Stock market	0.01	0.00	0.32	0.00
Options	3.72	0.28	10.32	5.81
Interest rate risk on foreign position	9.51	2.99	23.81	4.62
Structured position:
Equity of foreign branches	15.85	6.32	27.85	13.76
Consolidated risk	34.64	17.02	50.78	27.93

     We calculate VaR on each business day. The following table shows our VaR during 2007, 2006 and 2005, as measured by the percentage of business days during the year on which VaR fell within the specified real levels.

% of business days
on which VAR fell
within specified
levels

(in millions of R$)	2007

up to R$20	0.00%
over R$20 to R$40	25.71
over R$40 to R$60	37.55
over R$60 to R$80	17.96
over R$80 to R$100	6.53
over R$100 to R$120	8.57
over R$120 to R$140	3.27
over R$140 to R$160	0.41
over R$160 to R$180	0.00
over R$180 to R$200	0.00
over R$200	0.00
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
100.00%

Backtesting

     We use backtesting analysis to monitor the accuracy of our VaR models. Backtesting compares daily profit and loss with the VaR and verifies if the risk model predicts correctly the number of times VaR is exceeded by daily profit and loss. It is expected that the backtesting results will show a number of exceptions in line with the confidence level of the risk model (for instance, if we calculate VaR with a 99% confidence level, for every hundred days, we would expect one day of loss higher than the predicted VaR value). It is important to note that profit and loss results are theoretically calculated as intraday positions and earned fees are not considered in the daily profit and loss used in backtesting.

     Double tail measurements of VaR against profit and losses are conducted on a regular basis and function as an effective tool under normal conditions. Irregular market movements, however, such as those experienced in August 2007 as a result of the U.S. subprime mortgage crisis, may affect the precision of our VaR processes, therefore potential irregular market movements are incorporated into our testing scenarios.

Non-trading activities

     Both trading and non-trading activities are measured and controlled by the same tools and methodologies. Positions closed by us with clients and hedged in the market are evaluated by VaR and stress tools using the same data, the same projections and kept under rigorous monitoring.

     We recognize, however, the distinctive nature of the banking book with respect to its accrual instruments and have developed an approach to evaluate the potential impact of yield curve movements in the net interest revenues of the banking book and, consequently, the potential impact in its earnings.

     Currently, the earnings risk model processes market risk factors in which we have greater potential for revenue, such as, the Fixed Interest Rate and the Floating TR Indexed Rate. This model aims to continually incorporate and target additional risk factors.

Economic Capital

     To ensure optimal capital allocation, we apply an internally developed methodology for economic capital that is based on the RAROC (Risk Adjusted Return on Capital) and EVA (Economic Value Added) models. We believe that the use of economic capital is a performance tool that helps investments decisions, optimizing the return on capital.

     We have undertaken several initiatives to introduce more advanced techniques consistent with risk management best practices. We also monitor regulatory and economic capital methodology developments through participation in industry working groups (Febraban), risk management conferences and research.

Additional Risks

Credit Risks

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

Wholesale Risks

     Our Wholesale segment encompasses economic groups with annual sales in excess of R$150 million. The risk evaluations are carried out on an individual and periodic basis, by means of a proprietary risk rating system with 14 levels of risk (from AA to H). The system comprises quantitative and qualitative elements, such as the company’s economic and financial status, management capacity, financial background, relationship with us and the conditions of the market in which it operates, among others. Credit lines for corporate customers are reviewed every 60 to 360 days, depending on the borrower’s rating and the economic environment. The rating system is structured as follows:

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

     For companies ranked B and C-, we generally conduct a credit review every 180 days. With companies ranked A- to AA1, we generally conduct a credit review every 360 days. As of December 31, 2007, approximately 99% of our wholesale loan portfolio ranked between AA and C.

Retail Risks

     Credit management in our Retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. Our Retail segment includes individuals, as well as firms with annual sales of up to R$150 million. Exposures to individuals and companies with sales of up to R$10 million are managed through proprietary statistical credit scoring and behavior scoring tools, in line with the portfolio’s high volume of customers. Companies with annual sales in excess of R$10 million, in turn, are evaluated through a risk rating system, similar to the one used in the Wholesale business.

Operational Risks

     Operational risks are related to an institution’s losses due to inadequate or failed internal processes, human and systems behavior or from external events. We maintain an Operational Risk Area that manages operational risks and undertakes several initiatives to ensure compliance with the requirements of Basel II and the regulatory criteria of the Central Bank.

     Unibanco’s Operational Risk Area has established a set of tools and procedures to manage and control operational risks, which include:

     Risk and Control Assessment — structured approach that enables mapping, evaluating and reviewing objectives, activities and workflows of a given unit. With this tool, operational risk can be clearly identified and efficiency controls can be effectively measured. Roughly 100% of our relevant processes are reviewed monthly by specific managers that evaluate and report indicators and attention points to be monitored by Internal Control Committees.

     New Products and Services Approval Process — ensures that prior to the launch of a new Unibanco product or service all relevant business areas have formal knowledge and understanding, upon issuing their respective approvals. This procedure ensures that any new product, project or process complies with our policies and business strategy, following a well planned workflow and broad and rigorous evaluation criteria that covers all involved areas.

     Loss Database — an important internal database used to store all loss events arising from our operations due to operational risk. This data is carefully classified in order to enable tracking, measuring, monitoring and reporting loss occurrences. Our Loss Database was created in 2006, and is continuously improved and updated with new and relevant loss events. Besides its utility with respect to operational risk management and the mitigation process, this database built will enable us over time to establish quantitative modeling and to calculate capital allocation. According to Basel II, the establishment of an internal loss database is one of the qualifying criteria for AMA (Advanced Measurement Approaches).

     Key Risk Indicators — provide indication and warnings of risk concerns, based upon predetermined risk levels. With Key Risk Indicators, changes in the operational risk profile and potential future loss exposures can be assessed and anticipated, helping us to control, adapt and mitigate risks.

     Business Continuity Plan (BCP) — a set of measures and procedures aimed to limit losses and recover business operation in the event of a crisis or a disaster with severe business disruption. Crisis administration, operation continuity and business recovery are addressed by the BCP. Through BCP implementation, we seek to manage and mitigate the effects of disasters that can adversely affect our business and customer loyalty and confidence.

     These tools promote the integration among our managers and establish an internal culture dedicated to identifying and analyzing operational risks. In addition, it provides senior management with the tools to assess operational risks and supply a basis for economic and regulatory capital allocation under Basel II. By stimulating and maintaining an internal culture focused on efficient and integrated risk management, we aim to reduce costs and operational losses and explore business opportunities, maximizing return to our shareholders.

Systems Risk

     As banking operations diversify and the volume of transactions involving computers and telecommunication networks increases, the importance of information technology and the potential impact of system failures or electronic security breaches have grown. Accordingly, we have devoted substantial resources to ensure the reliability, stability and security of our computer and related systems. Our main computer facility is located in São Paulo, where we maintain a backup system to provide automatic coverage in the case of system failures. We also store backup files recording all banking operations and conduct periodic testing to check all the procedures and identify points of attention.

Liquidity Risk

     Liquidity Risk Management involves using best practices to avoid a cash shortfall and an inability to meet payments when due. Our liquidity management includes:

  Monitoring of short-term cash flow (90 days) for Onshore and Offshore Treasury on a consolidated basis;

  Monitoring of long term liquidity gaps;

  Monitoring of medium and long term cash flows vis a vis budgeted portfolios, as it requires coordination between treasury and business units throughout the bank to provide enough funding to support business growth and, at the same time, to avoid cash mismatches;

  Evaluation of the cost of funding and alternative funding sources;

  Funding diversification through an ongoing control of sources of funding considering investor type, maturities and other factors; and

  Periodic revaluation of liquidity policies as per current market conditions.

  The following committees are responsible for the management of our liquidity risk:

  Treasury Cash Committee
  Frequency: Daily
  Members: Traders (including people involved in Treasury Cash Management), Macroeconomic Research, and Risk Management

  Liquidity Management Committee
  Frequency: Weekly
  Members: Head of Banking Book and staff, Risk Management and Controlling

  Assets and Liabilities Committee (ALCO) — a senior level committee that plays the primary role in setting guidelines, following and monitoring liquidity across the bank in accordance with approved liquidity policies
  Frequency: Monthly
  Members:
  Executive Committee
  Risk Management Officer
  Planning and Controlling Officer
  Risk Management senior staff
  Treasury senior staff
  Planning and Controlling

     A contingency plan establishes all the procedures and sources of cash to be used in case of deterioration in liquidity market condition.

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

ITEM 15. CONTROLS AND PROCEDURES

Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting

     (a) Disclosure Controls and Procedures

     During the fiscal year ended December 31, 2007, evaluations of the effectiveness of our and Unibanco Holdings’ disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were carried out under the supervision of our respective management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

     Our and Unibanco Holdings’ managements assessed the effectiveness of our internal controls over financial reporting as of December 31, 2007. In making this assessment, it used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, our and Unibanco Holdings’ managements have concluded that our internal control over financial reporting was effective as of December 31, 2007.

     (c) Attestation Reports of the Registered Public Accounting Firm

     PricewaterhouseCoopers Auditores Independentes, the independent registered public accounting firm that has audited Unibanco Holdings and our financial statements, has issued attestation reports on Unibanco Holdings and our internal controls over financial reporting as of December 31, 2007.  These attestation reports appear on pages F-1 and F-3.

     (d) Changes in Internal Control over Financial Reporting

     There have been no changes in our and Unibanco Holdings’ internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our or Unibanco Holdings’ internal control over financial reporting. At this time, given our and Unibanco Holdings’ management s’ conclusion that our internal controls over financial reporting were effective as of December 31, 2007, we and Unibanco Holdings are not planning to institute any significant changes to our internal controls over financial reporting in 2008.

16.A Audit Committee Financial Expert

     Our Board of Directors has determined that one of the members of our Audit Committee, Guy Almeida Andrade is an audit committee financial expert and meets the requirements set forth by the SEC and the NYSE. He, along with the other members of our Audit Committee, is independent. Mr. Andrade is an expert in U.S. GAAP, which is the GAAP used by us in our primary financial statements filed with the SEC. Other members of our Audit Committee are experts in accounting practices adopted in Brazil and we believe the skills, experience and education of our Audit Committee members qualifies them to carry out all of their duties as members of the Audit Committee, including overseeing the preparation of our U.S. GAAP financial statements. In addition, our Audit Committee has the ability to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

     Unibanco Holdings’ Board of Directors has determined that it does not have an “audit committee financial expert” (as defined under the rules and regulations of the SEC) serving on its Audit Committee because Mr. Israel Vainboim, the sole member of its Audit Committee, is not an expert in U.S. GAAP. Mr Vainboim is an expert in accounting practices adopted in Brazil and we believe that his skills, experience and education qualify him to carry out all of his duties as member of the Audit Committee, including overseeing the preparation of Unibanco Holdings’ U.S. GAAP financial statements. In addition, Unibanco Holdings’ Audit Committee has the ability to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

16.B Code of Ethics

     We and Unibanco Holdings have adopted a Code of Ethics that applies to all of our employees, including directors, principal executive officers, principal financial officers, principal controllers, other officers, trainees and temporary staff. The full text of our Code of Ethics is published on our website, at the following address: http://www.ri.unibanco.com.br/ing/gov/man/eti/index.asp. Copies of our Code of Ethics are also available, without charge, upon written request addressed to Avenida Eusébio Matoso, 891—15th Floor—São Paulo, SP—Brazil; 05423-901; Attn. Mr. Rogério Paulo Calderón Péres. Amendments to our Code of Ethics, if any, will be promptly disclosed on our website.

16.C Principal Accountants’ Fees And Services

     According to Brazilian law, financial institutions must replace their independent registered public accounting firm at least every five consecutive fiscal years and former accountants can be rehired only after three complete fiscal years have passed since their prior service. For further information regarding these requirements, see “Item 4.B Business Overview – Independent Accountants and Audit Committee.”

     In 2004, we hired PricewaterhouseCoopers Auditores Independentes as our and Unibanco Holdings’ independent registered public accounting firm and they have since been performing this function.

     Before we hire PricewaterhouseCoopers Auditores Independentes to provide any non-audit services, our senior management considers whether those services would be inconsistent with the independence guidelines established by the SEC, the Central Bank, the CVM and the Brazilian Federal Accounting Council. The initial analysis of the hire request is conducted by our Internal Audit Department, following the criteria determined by our Audit Committee, which are based on the rules and regulations applicable to us. If senior management does not identify any issues, the proposed service is submitted for Audit Committee approval. Our Audit Committee’s policy for approving services provided by PricewaterhouseCoopers Auditores Independentes is described below.

     The following table presents fees for professional audit services rendered by PricewaterhouseCoopers Auditores Independentes for the audit of our annual financial statements for the years ended December 31, 2006 and December 31, 2007, respectively, and fees billed for other permitted services rendered by PricewaterhouseCoopers Auditores Independentes during those periods:

	2006	2007

	(in thousands of reais)

Audit Fees (1)	8,851	9,378
Audit-Related Fees (2)	1,870	586
Tax Fees(3)	204	215
Total	10,925	10,179

________________________
(1) Audit services consisted principally of audit work performed on the consolidated financial statements, as well as work generally only the independent registered public accounting firm can reasonably be expected to provide, such as statutory audits and comfort letters.

(2) Audit-related services consisted primarily of accounting consultations and audit in connection with reviews of internal controls and due diligence process. In 2006, R$1,059 thousand was paid for a diagnostic review of our certification process initiated in 2005 in connection with our Sarbanes- Oxley compliance (Section 404).

(3) Tax services consist of services rendered for tax compliance.

Audit Committee’s Pre-approval Policies

     On April 30, 2004, we established an Audit Committee to comply with Central Bank requirements.

     On December 23, 2004, our Audit Committee approved a policy with respect to the engagement of independent registered public accounting firms to provide any audit or permitted non-audit services to our subsidiaries or us. This policy was ratified by our Board of Directors on February 1, 2005.

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

     Since the establishment of our pre-approval policy, all engagements for audit-related services, tax services and other services provided by PricewaterhouseCoopers Auditores Independentes have been approved in compliance with such policy.

16.D Exemptions From the Listing Standards for Audit Committees

     Under the listed company audit committee rules of the NYSE and the SEC, we and Unibanco Holdings must comply with Rule 10A-3 of the Securities Exchange Act (Listing Standards Relating to Audit Committees). Rule 10A-3 requires that we and Unibanco Holdings either establish an audit committee composed of members of the board of directors that meets specified requirements, or designate and empower a board of auditors or similar body to perform the role of the audit committee in reliance on the general exemption for audit committees of foreign private issuers set forth in Rule 10A-3(c)(3) of the Securities Exchange Act.

     In accordance with Central Bank regulations, we have established a body similar to the audit committee of the board of directors of a U.S. company, which we are required to call an “audit committee.” For more information, see “Item 4B — Business Overview – Regulation and Supervision – Audit Committee.”

     Our Audit Committee, to the extent permitted under Brazilian law, performs all the functions required of an audit committee under Rule 10A-3. As required by Brazilian law, our Board of Directors and Audit Committee are separate legal entities and only one of the four members of our Audit Committee is also a member of our Board of Directors. In addition, under Brazilian law, the function of hiring independent auditors is a power reserved exclusively for a company’s board of directors. Therefore, our Board of Directors acts as our audit committee, as permitted under Rule 10A-3(c)(3)(v) of the Securities Exchange Act for the purpose of the appointment of our independent auditors.

     Except in these respects, our Audit Committee is comparable to, and performs the functions of, an audit committee of the board of directors of a U.S. company. We believe that our Audit Committee is able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act, satisfies the other requirements of the exemption of Rule 10A-3(c) and therefore is in compliance with Rule 10A-3 of the Securities Exchange Act.

     Unibanco Holdings’ Audit Committee does not rely on any specific exemption, as it has an audit committee that fully complies with the requirements of Rule 10A-3 of the Securities Exchange Act.

16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     During 2007, we repurchased Units by exercising our repurchase rights under the Executive Stock Option Plan. For more information, see “Item 6.B — Compensation - Unibanco — Executives Stock Option Plan.”

     In August 2007, our Board of Directors and Unibanco Holdings’ Board of Directors approved the share repurchase of the preferred shares of both Unibanco and Unibanco Holdings traded on the Brazilian market. Unibanco was authorized to acquire 20,000,000 Units during the 6-month period ending February 2008, with the intent to either (i) maintain the shares in treasury, (ii) sell the shares or (iii) cancel the shares without the capital reduction of Unibanco or Unibanco Holdings. Pursuant to this authorization, Unibanco purchased 8,765,400 Units at an average price of R$23.22 per Unit.

      On February 13, 2008, our Board of Directors and Unibanco Holdings’ Board of Directors approved a new stock repurchase program for the acquisition of up to 20,000,000 Units, effective for the 12-month period beginning February 15, 2008.

      The total amounts and average prices of Units repurchased by us in 2007 are indicated in the table below:

				(d) Maximum
			(c) Total Number of	Number (or
			shares	approximate dollar
	(a) Total		(or Units)	value) of shares
	Number	(b) Average	purchased	(or Units) that may
	of Shares	Price paid	as part of publicly	yet be purchased
	(Or Units)	per Share	announced plans or	under the plans or
Period	purchased:	(or Unit)	programs (1)	programs

January 2007	951,406	20.27	-	-

February 2007	120,855	19.95	-	-

March 2007	66,576	17.66	-	-

April 2007	323,741	19.09	-	-

May 2007	302,437	21.50	-	-

June 2007	54,819	21.77	-	-

July 2007	92,318	23.51	-	-

August 2007	2,450,618	21.37	2,283,100	20,000,000

September 2007	1,422,884	21.55	1,000,000	17,716,900

October 2007	1,135,654	25.38	885,000	16,716,900

November 2007	1,450,323	25.19	1,300,000	15,831,900

December 2007	1,289,671	25.83	1,200,000	14,531,900

Total	9,661,302	22.84	6,668,100	-

(1) The Boards of Directors of both Unibanco and Unibanco Holdings approved a stock repurchase program on August 8, 2007 for the acquisition of up to 20,000,000 Units. The authorization was valid for the 6-months, ending February 2008.

     The total amounts and averages prices of Units repurchased by us in 2008, until May 2008, are set forth in the table below:

				(d) Maximum
			(c) Total Number of	Number (or
			shares	approximate dollar
	(a) Total		(or Units)	value) of shares
	Number	(b) Average	purchased	(or Units) that may
	of Shares	Price paid	as part of publicly	yet be purchased
	(Or Units)	per Share	announced plans or	under the plans or
Period	purchased:	(or Unit)	programs(1) (2)	programs

January 2008	2,201,590	22.72	2,097,300	13,331,900

February 2008	379,536	22.61	100,000	20,000,000

March 2008	612,418	22.13	400,000	19,900,000

April 2008	1,708,498	21.46	1,359,700	19,500,000

May 2008	73,542	24.30	-	18,140,300

Total	4,975,584	22.23	3,957,000	-

(1) The Boards of Directors of both Unibanco and Unibanco Holdings approved a stock repurchase program on August 8, 2007 for the acquisition of up to 20,000,000 Units. The authorization was valid for the 6-months, ending February 2008.
(2) The Boards of Directors of both Unibanco and Unibanco Holdings approved a stock repurchase program on February 13, 2008 for the acquisition of up to 20,000,000 Units. The authorization will be valid for the 12- months, ending February 2009.

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     The audited consolidated financial statements of Unibanco Holdings S.A. and subsidiary, Unibanco-União de Bancos Brasileiros S.A. and subsidiaries as of December 31, 2007 and for the three years then ended together with the reports of PricewaterhouseCoopers Auditores Independentes and the financial statements of Redecard S.A as of December 31,2007 and for the three years then ended together with the report of KPMG Auditores Independentes for the year ended 2007, filed as part of this annual reports are as follows:

UNIBANCO HOLDINGS AND UNIBANCO

Report of Independent Registered Public Accounting Firm PricewaterhouseCoopers Auditores Independentes for Unibanco Holdings S.A. and Subsidiary	F-1

Report of Independent Registered Public Accounting Firm PricewaterhouseCoopers Auditores Independentes for Unibanco – União de Banco Brasileiros S.A. and Subsidiaries	F-3

Unibanco Holdings S.A. and subsidiary
Consolidated balance sheets as of December 31, 2006 and 2007	F-5
Consolidated statement of income for the years ended December 31, 2005, 2006 and 2007	F-6
Consolidated statement of changes in shareholders’ equity for the years ended December 31, 2005, 2006 and 2007	F-8
Consolidated statement of cash flows for the years ended December 31, 2005, 2006 and 2007	F-9

Unibanco — União de Bancos Brasileiros S.A. and subsidiaries
Consolidated balance sheets as of December 31, 2006 and 2007	F-10
Consolidated statements of income for the years ended December 31, 2005, 2006 and 2007	F-11
Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2005, 2006 and 2007	F-13
Consolidated statements of cash flows for the years ended December 31, 2005, 2006 and 2007	F-14
Notes to the consolidated financial statements	F-15

REDECARD — S.A.
Report of Independent Auditors KPMG Auditores Independentes for Redecard — S.A.
Balance sheets as of December 31, 2006 (unaudited) and 2007
Statements of income for the years ended December 31, 2005 (unaudited), 2006 (unaudited) and 2007
Statements of changes in shareholders´ equity for the years ended December 31, 2005 (unaudited), 2006 (unaudited) and 2007
Statements of changes in financial position for the years ended December 31, 2005 (unaudited), 2006 (unaudited) and 2007
Statements of cash flows for the years ended December 31, 2005 (unaudited), 2006(unaudited) and 2007
Notes to the financial statements

ITEM 19. EXHIBITS

1.1	Articles of Association of Unibanco – União de Bancos Brasileiros S.A., as amended and consolidated on [March 21, 2007] (English-language version).

1.2	Articles of Association of Unibanco Holdings S.A., as amended and consolidated on [March 21, 2007] (English-language version).

6.1	Please refer to Note 2 (x) to our consolidated financial statements.

8.1	List of our Subsidiaries.

12.1	Certifications of the Chief Executive Officers of Unibanco and Unibanco Holdings pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certifications of the Chief Financial Officers of Unibanco and Unibanco Holdings pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certifications required pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Date: June 30, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Unibanco Holdings S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Unibanco Holdings S.A. and its subsidiary at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in notes 2(x) and 24 to the consolidated financial statements, on January 1, 2006 the Company changed its method of accounting for share-based compensation by adopting Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment”.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers
Auditores Independentes

São Paulo, SP
June 30, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Unibanco – União de Bancos Brasileiros S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Unibanco – União de Bancos Brasileiros S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Bank's internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in notes 2(x) and 24 to the consolidated financial statements, on January 1, 2006 the Bank changed its method of accounting for share-based compensation by adopting Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment”.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers
Auditores Independentes

São Paulo, SP
June 30, 2008

Unibanco Holdings S.A. and Subsidiary
Consolidated Balance Sheets
(Expressed in millions of Brazilian reais)

	As of December 31,
	2006	2007

Assets
Cash and due from banks	R$ 1,304	R$ 4,444
Interest-bearing deposits in other banks	2,407	3,991
Federal funds sold and securities purchased under resale agreements	7,928	25,253

Cash and cash equivalents	11,639	33,688
Interest-bearing deposits in other banks	5,225	4,601
Federal funds sold and securities purchased under resale agreements	6,585	5,815
Central Bank compulsory deposits	5,177	6,683
Trading assets, at fair value	9,904	12,459
Securities available for sale, at fair value	7,286	11,019
Securities held to maturity, at amortized cost	1,576	1,312
Loans	44,654	60,348
Allowance for loan losses	(2,577)	(2,712)

Net loans	42,077	57,636
Investments in unconsolidated companies	802	905
Premises and equipment, net	1,435	1,492
Goodwill	1,471	1,469
Intangibles, net	672	661
Other assets	8,784	10,626

Total Assets	R$ 102,633	R$ 148,366

Liabilities
Deposits from customers:
Demand deposits – non interest bearing	R$ 4,099	R$ 10,290
Time deposits	24,307	23,463
Savings deposits	7,274	11,224
Deposits from banks	435	1,380

Total deposits	36,115	46,357
Federal funds purchased and securities sold under repurchase agreements	16,939	27,134
Short-term borrowings	3,045	7,627
Long-term debt	14,638	21,714
Other liabilities	20,556	29,988

Total Liabilities	91,293	132,820

Commitments and contingent liabilities (Note 29)	-	-

Minority interest in consolidated subsidiaries (Note 30)	5,221	7,878

Shareholders' Equity
Preferred share (Note 19)	3,015	3,015
Common share (Note 19)	1,609	1,609
Additional paid in capital	10	292
Treasury share, at cost	(102)	(122)
Capital reserves	435	435
Appropriated retained earnings	1,157	2,345
Accumulated other comprehensive losses	(60)	(63)
Unappropriated retained earning	55	157

Total Shareholders' Equity	6,119	7,668

Total Liabilities and Shareholders' Equity	R$ 102,633	R$ 148,366

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Income
(Expressed in millions of Brazilian reais)

	For the Year Ended December 31,
	2005	2006	2007

Interest Income
Interest and fees on loans	R$ 9,354	R$ 10,105	R$ 9,765
Interest on federal funds sold and securities purchased under
agreements to resell	2,069	1,809	2,184
Interest on securities:
Trading	1,176	2,295	983
Available for sale	1,128	898	1,644
Held to maturity	386	229	201
Interest on deposits in other banks	436	644	1,039
Interest on Central Bank compulsory deposits	569	486	425
Interest on other assets	4	4	3

Total interest income	15,122	16,470	16,244

Interest Expense
Interest on deposits:
From banks	19	41	81
From customers:
Savings deposits	416	346	394
Time deposits	4,208	3,652	2,339
Interest on federal funds purchased and securities
sold under agreements to repurchase	1,037	1,711	2,351
Interest on short-term borrowings	(116)	9	152
Interest on long-term debt	969	1,119	405

Total interest expense	6,533	6,878	5,722

Net Interest Income	8,589	9,592	10,522
Provision for loan losses	1,870	2,030	1,935

Net Interest Income After Provision for Loan Losses	6,719	7,562	8,587

Non Interest Income
Fee and commission income	2,712	3,008	3,084
Trading income, net (Note 6)	111	225	475
Net gains on securities and non-trading derivatives	83	132	208
Net losses on foreign currency transactions	(100)	(43)	(130)
Equity in results of unconsolidated companies	158	195	261
Insurance, private retirement plan and pension investment contracts	2,616	3,220	4,137
Other non-interest income - gain on change in interest in subsidiary	-	-	640
Other non-interest income	1,002	878	3,186

Total non-interest income	6,582	7,615	11,861

Non Interest Expense
Salaries and benefits	3,016	3,044	3,514
Administrative expenses	2,740	3,103	2,983
Amortization and impairment of intangibles	134	77	120
Insurance, private retirement plan and pension investment contracts	2,830	3,548	4,405
Other non-interest expense	2,351	2,780	3,850

Total non-interest expense	11,071	12,552	14,872

Income Before Income Taxes and Minority Interest	2,230	2,625	5,576

Income Taxes
Current tax expense	(319)	(469)	(990)
Deferred tax expense	(136)	(70)	(375)

Total income taxes	(455)	(539)	(1,365)

Income Before Minority Interest	1,775	2,086	4,211
Minority Interest	(855)	(1,008)	(2,277)
Change in accounting principle (note 2(x))	-	(10)	-

Net Income	R$ 920	R$ 1,068	R$ 1,934

(continue...)

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Income
(Expressed in millions of Brazilian reais, except otherwise indicated)

(…continuation)

	For the Year Ended December 31,
	2005	2006	2007

Net income applicable to common shares	R$ 335	R$ 358	R$ 657
Net income applicable to preferred shares	R$ 585	R$ 710	R$ 1,277
Earnings per shares – in Brazilian reais (1)
Distributed earnings (dividends)
. Common	R$ 0.21	R$ 0.28	R$ 0.40
. Preferred	0.21	0.28	0.40
Undistributed earnings
. Common	0.35	0.37	0.79
. Preferred	0.35	0.37	0.79
Basic and diluted earnings per share
. Common	0.56	0.65	1.19
. Preferred	R$ 0.56	R$ 0.65	R$ 1.19
Weighted average shares outstanding (in thousands) – Basic
. Common	600,846	553,736	553,736
. Preferred	1,046,090	1,080,865	1,074,303
Weighted average shares outstanding (in thousands) – Diluted
. Common	600,846	553,736	553,736
. Preferred	1,048,134	1,084,847	1,080,383

_______________
(1)	Earnings per share have been adjusted for 2005 to reflect the share bonus (2:1 shares) implemented on July 17, 2006, in accordance with SFAS 128 “Earnings per share” (note 19).

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in millions of Brazilian reais, except for number of shares)

	Number of	For the Year Ended December 31,
	shares	2005	2006	2007

Capital
Preferred shares - balance beginning of year	1,089,851,783	R$ 1,237	R$ 1,237	R$ 3,015
Transfer from unappropriated retained earnings	-	-	1,778	-

Balance end of year	1,089,851,783	1,237	3,015	3,015

Common shares - balance beginning of year	553,735,904	695	695	1,609
Transfer from unappropriated retained earnings	-	-	914	-

Balance end of year	553,735,904	695	1,609	1,609

Additional paid in capital – balance beginning of year		18	21	10
Cumulative effect of a change in accounting principle		-	(4)	-
Difference between cash received and average cost of treasury share sold		-	(16)	(45)
Share option plan		3	9	4
Unrealized gain on change in interest in subsidiary (Note 30)		-	-	196
Deferred tax assets of transaction with shareholders		-	-	127

Balance end of year		21	10	292

Treasury share, at cost - balance beginning of year	15,882,580	(69)	(114)	(102)
Acquisition of treasury share	-	(114)	-	-
Shares canceled	-	68	-	-
Share exchange with Unibanco	2,991,723	1	12	(20)

Balance end of year	18,874,303	(114)	(102)	(122)

Capital reserves - balance beginning of year		503	435	435
Treasury share canceled		(68)	-	-

Balance end of year		435	435	435

Appropriated retained earnings
Legal reserve – balance beginning of year		200	251	299
Transfer from unappropriated retained earnings		51	48	91

Balance end of year		251	299	390

Unrealized income reserve – balance beginning of year		2,472	3,111	821
Transfer from unappropriated retained earnings		639	(2,290)	1,097

Balance end of year		3,111	821	1,918

Special dividends reserve – balance beginning and end of year		37	37	37

Total appropriated retained earnings		3,399	1,157	2,345

Accumulated other comprehensive
Securities available for sale – balance beginning of year		7	38	(10)
Securities available for sale, net of applicable taxes (1)		31	(48)	(53)

Balance end of year		38	(10)	(63)

Cash flow hedges – balance beginning of year		-	(13)	(50)
Cash flow hedges, net of applicable taxes (1)		(13)	(37)	50

Balance end of year		(13)	(50)	-

Total accumulated other comprehensive gains (losses)		25	(60)	(63)

Unappropriated retained earnings – balance beginning of year		(4)	(119)	55
Net income for the year	.	920	1,068	1,934
Dividends/Interest on Capital Stock - Preferred shares		(219)	(308)	(218)
Dividends/Interest on Capital Stock - Common shares		(126)	(152)	(426)
Transfer to reserves		(690)	(434)	(1,188)

Balance end of year		(119)	55	157

Total Shareholders' Equity		R$ 5,579	R$ 6,119	R$ 7,668

Comprehensive income (Note 25)
Net income		R$ 920	R$ 1,068	R$ 1,934
Other comprehensive income, net of reclassification adjustment		18	(85)	(3)

Comprehensive income		R$ 938	R$ 983	R$ 1,931

_______________
(1)	Includes a deferred income tax and social contribution of R$(9), R$44 and R$2 at December 31, 2005, 2006 and 2007, respectively.

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary
Consolidated Statement of Cash Flows
(Expressed in millions of Brazilian reais)

	For the Year Ended December 31,
	2005	2006	2007

Operating activities
Net income	R$ 920	R$ 1,068	R$ 1,934
Adjustment to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,870	2,030	1,935
Provision for insurance and private retirement plans	864	915	1,155
Depreciation	337	316	336
Amortization and impairment of intangibles	134	77	120
Gain on sale of other investments (Note 23)	-	-	(762)
Gain on sale of equity investees (Note 23)	-	-	(1,865)
Gain on change in interest in subsidiary (Note 23)	-	-	(640)
Loss (gain) on sale of foreclosed assets (Note 23)	38	22	(18)
Gain on securities and non-trading derivatives	(83)	(132)	(208)
(Gain) loss on sale of premises and equipment (Note 23)	(15)	(9)	1
Deferred tax expense	136	70	375
Equity in results of unconsolidated companies	(158)	(195)	(261)
Share option expenses	4	60	66
Minority interest of consolidated subsidiaries	854	1,008	2,277
Dividends received from unconsolidated companies	106	196	261
Changes in assets and liabilities
Trading assets (increase) decrease	(3,316)	1,150	(2,017)
Other assets (increase) decrease	(1,590)	144	(5,394)
Other liabilities increase	2,933	4,338	7,936

Net cash provided by operating activities	3,034	11,058	5,231

Investing activities
Net (increase) decrease in deposits in other banks	(2,590)	(1,636)	804
Net increase in Central Bank compulsory deposits	(341)	(16)	(1,489)
Net (increase) decrease in federal funds sold and securities purchased under resale
agreements	(8,695)	1,557	802
Purchases of available for sale securities	(5,669)	(15,826)	(26,132)
Proceeds from sale of available for sale securities	3,244	13,637	22,569
Purchases of securities held to maturity	-	(3)	-
Proceeds from matured and called securities held to maturity	2,497	831	204
Net increase in loans	(8,591)	(6,925)	(15,087)
Net cash paid on acquisition of companies (Note 3)	(4)	(268)	-
Acquisition of intangible assets (Note 3)	(147)	(331)	(124)
Reimbursement on discharge of intangible assets	-	-	15
Purchases of premises and equipment	(395)	(368)	(445)
Proceeds from sale of premises and equipment	70	94	129
Proceeds from sale of foreclosed assets	4	86	136
Purchases of unconsolidated companies	(69)	(216)	(132)
Proceeds from sale of unconsolidated companies	-	15	2,639

Net cash used in investing activities	(20,686)	(9,369)	(16,111)

Financing activities
Net increase in deposits	1,538	148	10,609
Net increase in federal funds purchased
and securities sold under repurchase agreements	3,846	5,733	9,906
Net increase (decrease) in short-term borrowings	536	(147)	4,528
Borrowings under long-term debt arrangements	4,793	4,139	11,451
Repayment of long-term debt	(3,553)	(3,441)	(4,314)
Acquisition of own shares/Units	(114)	-	-
Proceeds from exercise of share options	7	-	-
Cash dividends/Interest on capital stock paid	(336)	(407)	(525)
Cash received from change in interest in subsidiary	-	-	1,952
Minority interest of consolidated subsidiaries	(309)	(530)	(678)

Net cash provided by financing activities	6,408	5,495	32,929

Net increase (decrease) in cash and cash equivalents	(11,244)	7,184	22,049
Cash and cash equivalents at beginning of year	15,699	4,455	11,639

Cash and cash equivalents at end of year	R$ 4,455	R$ 11,639	R$ 33,688

Supplemental:
Cash paid for interest	R$ 5,880	R$ 5,151	R$ 3,904
Cash paid for income taxes	251	322	794
Loans transferred to foreclosed assets	104	196	131
Dividends/Interest on capital stock declared but not yet paid	153	206	325
Premises and equipment acquired through capital lease	R$ 18	R$ 46	R$ 79

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Balance Sheets
(Expressed in millions of Brazilian reais)

	As of December 31,
	2006	2007

Assets
Cash and due from banks	R$ 1,304	R$ 4,444
Interest-bearing deposits in other banks	2,407	3,991
Federal funds sold and securities purchased under resale agreements	7,928	25,253

Cash and cash equivalents	11,639	33,688
Interest-bearing deposits in other banks	5,225	4,601
Federal funds sold and securities purchased under resale agreements	6,585	5,815
Central Bank compulsory deposits	5,177	6,683
Trading assets, at fair value	9,904	12,459
Securities available for sale, at fair value	7,286	11,019
Securities held to maturity, at amortized cost	1,576	1,312
Loans	44,654	60,348
Allowance for loan losses	(2,577)	(2,712)

Net loans	42,077	57,636
Investments in unconsolidated companies	802	905
Premises and equipment, net	1,435	1,492
Goodwill	1,471	1,469
Intangibles, net	672	661
Other assets	8,714	10,531

Total Assets	R$ 102,563	R$ 148,271

Liabilities
Deposits from customers:
Demand deposits – non interest bearing	R$ 4,099	R$ 10,290
Time deposits	24,393	23,601
Savings deposits	7,274	11,224
Deposits from banks	435	1,380

Total deposits	36,201	46,495
Federal funds purchased and securities sold under repurchase agreements	16,991	27,197
Short-term borrowings	3,045	7,627
Long-term debt	14,638	21,714
Other liabilities	20,399	29,780

Total Liabilities	91,274	132,813

Commitments and contingent liabilities (Note 29)	-	-

Minority interest in consolidated subsidiaries (Note 30)	850	2,421

Shareholders' Equity
Preferred share (Note 19)	3,478	3,478
Common share (Note 19)	4,522	4,522
Additional paid in capital	17	502
Treasury share, at cost	(45)	(139)
Capital reserves	338	339
Appropriated retained earnings	634	807
Accumulated other comprehensive losses	(104)	(109)
Unappropriated retained earnings	1,599	3,637

Total Shareholders' Equity	10,439	13,037

Total Liabilities and Shareholders' Equity	R$ 102,563	R$ 148,271

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Income
(Expressed in millions of Brazilian reais)

	For the Year Ended December 31,
	2005	2006	2007

Interest Income
Interest and fees on loans	R$ 9,354	R$ 10,105	R$ 9,765
Interest on federal funds sold and securities purchased under
agreements to resell	2,069	1,809	2,184
Interest on securities:
Trading	1,176	2,295	983
Available for sale	1,128	898	1,644
Held to maturity	386	229	201
Interest on deposits in other banks	436	644	1,039
Interest on Central Bank compulsory deposits	569	486	425
Interest on other assets	4	4	3

Total interest income	15,122	16,470	16,244

Interest Expense
Interest on deposits:
From banks	19	41	81
From customers:
Savings deposits	416	346	394
Time deposits	4,220	3,666	2,353
Interest on federal funds purchased and securities
sold under agreements to repurchase	1,037	1,714	2,358
Interest on short-term borrowings	(116)	9	152
Interest on long-term debt	969	1,119	405

Total interest expense	6,545	6,895	5,743

Net Interest Income	8,577	9,575	10,501
Provision for loan losses	1,870	2,030	1,935

Net Interest Income After Provision for Loan Losses	6,707	7,545	8,566

Non Interest Income
Fee and commission income	2,712	3,008	3,084
Trading income, net (Note 6)	111	225	475
Net gains on securities and non-trading derivatives	83	132	208
Net losses on foreign currency transactions	(100)	(43)	(130)
Equity in results of unconsolidated companies	158	195	261
Insurance, private retirement plan and pension investment contracts	2,616	3,220	4,137
Other non-interest income - gain on change in interest in subsidiary	-	-	640
Other non-interest income	1,002	850	3,178

Total non-interest income	6,582	7,587	11,853

Non Interest Expense
Salaries and benefits	3,016	3,044	3,514
Administrative expenses	2,740	3,101	2,982
Amortization and impairment of intangibles	134	77	120
Insurance, private retirement plan and pension investment contracts	2,830	3,548	4,405
Other non-interest expense	2,301	2,720	3,765

Total non-interest expense	11,021	12,490	14,786

Income Before Income Taxes and Minority Interest	2,268	2,642	5,633

Income Taxes
Current tax expense	(292)	(449)	(942)
Deferred tax expense	(168)	(83)	(404)

Total income taxes	(460)	(532)	(1,346)

Income Before Minority Interest	1,808	2,110	4,287
Minority Interest	(158)	(149)	(727)
Change in accounting principle (note 2(x))	-	(10)	-

Net Income	R$ 1,650	R$ 1,951	R$ 3,560

(continue...)

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Income
(Expressed in millions of Brazilian reais, except otherwise indicated)

(…continuation)

	For the Year Ended December 31,
	2005	2006	2007

Net income applicable to common shares	R$ 855	R$ 1,003	R$ 1,838
Net income applicable to preferred shares	R$ 795	948	R$ 1,722
Earnings per shares – in Brazilian reais (1)
Distributed earnings (dividends)
. Common	R$ 0.25	R$ 0.30	R$ 0.46
. Preferred	0.27	0.33	0.51
Undistributed earnings
. Common	0.32	0.36	0.76
. Preferred	0.35	0.40	0.83
Basic and Diluted earnings per share
. Common	0.57	0.66	1.22
. Preferred	R$ 0.62	R$ 0.73	R$ 1.34
Weighted average shares outstanding (in thousands) – Basic
. Common	1,511,316	1,511,316	1,511,316
. Preferred	1,282,354	1,291,496	1,289,541
Weighted average shares outstanding (in thousands) – Diluted
. Common	1,511,316	1,511,316	1,511,316
. Preferred	1,284,400	1,295,478	1,295,621

_______________
(1)	Earnings per share have been adjusted for 2005 to reflect the share bonus (2:1 shares) implemented on July 17, 2006, in accordance with SFAS 128 “Earnings per share” (note 19).

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in millions of Brazilian reais, except for number of shares)

	Number of	For the Year Ended December 31,
	shares	2005	2006	2007

Capital
Preferred shares - balance beginning of year	1,296,439,472	R$ 2,098	R$ 2,098	R$ 3,478
Transfer from unappropriated retained earnings	-	-	1,380	-

Balance end of year	1,296,439,472	2,098	3,478	3,478

Common shares - balance beginning of year	1,511,316,336	2,902	2,902	4,522
Transfer from unappropriated retained earnings	-	-	1,620	-

Balance end of year	1,511,316,336	2,902	4,522	4,522

Additional paid in capital – balance beginning of year		29	35	17
Cumulative effect of a change in accounting principle		-	(7)	-
Difference between cash received and average cost of treasury share sold		1	(27)	(78)
Share option plan		4	16	8
Additional share premium		1	-	-
Unrealized gain on change in interest in subsidiary (Note 30)		-	-	337
Deferred tax assets of transaction with shareholders		-	-	218

Balance end of year		35	17	502

Treasury share, at cost
Preferred shares - balance beginning of year	7,565,902	(53)	(53)	(45)
Acquisition of treasury share	9,744,335	(7)	(20)	(111)
Share purchased by grantees of owner share option plan (Note 24)	(5,804,761)	6	18	42
Sale of own stocks	(947,851)	-	-	8
Share exchange with Unibanco Holdings S.A	2,991,723	1	10	(33)

Balance end of year	13,549,348	(53)	(45)	(139)

Capital reserves
Share premium – balance beginning of year		301	302	302
Additional share premium		1	-	-

Balance end of year		302	302	302
Treasury share sold – balance beginning and end of year		13	13	13
Fiscal incentive investment reserve – balance beginning of year		22	23	23
Adjustment reserve		1	-	1

Balance end of year		23	23	24

Total capital reserves		338	338	339

Appropriated retained earnings
Legal reserve - balance beginning of year		391	483	570
Transfer from unappropriated retained earnings		92	87	173

Balance end of year		483	570	743

Special dividends reserve – balance beginning and end of year		64	64	64

Total appropriated retained earnings		547	634	807

Accumulated other comprehensive
Securities available for sale – balance beginning of year		12	65	(19)
Securities available for sale, net of applicable taxes (1)		53	(84)	(90)

Balance end of year		65	(19)	(109)

Cash flow hedges – balance beginning of year		-	(22)	(85)
Cash flow hedges, net of applicable taxes (1)		(22)	(63)	85

Balance end of year		(22)	(85)	-

Total accumulated other comprehensive (losses) gains		43	(104)	(109)

Unappropriated retained earnings – balance beginning of year		2,793	3,624	1,599
Net income for the year		1,650	1,951	3,560
Dividends/Interest on Capital Stock - Preferred shares		(349)	(457)	(697)
Dividends/Interest on Capital Stock - Common shares		(377)	(434)	(652)
Transfer to capital		-	(3,000)	-
Transfer to reserves		(93)	(85)	(173)

Balance end of year		3,624	1,599	3,637

Total Shareholders' Equity		R$ 9,534	R$ 10,439	R$ 13,037

Comprehensive income (Note 25)
Net income		R$ 1,650	R$ 1,951	R$ 3,560
Other comprehensive income, net of reclassification adjustment		31	(147)	(5)

Comprehensive income		R$ 1,681	R$ 1,804	R$ 3,555

_______________
(1)	Includes a deferred income tax and social contribution of R$(16), R$76 and R$3 at December 31, 2005, 2006 and 2007, respectively.

The accompanying notes are an integral part of these consolidated financial statements

Unibanco – União de Bancos Brasileiros S.A. and Subsidiaries
Consolidated Statement of Cash Flows
(Expressed in millions of Brazilian reais)

	For the Year Ended December 31,
	2005	2006	2007

Operating activities
Net income	R$ 1,650	R$ 1,951	R$ 3,560
Adjustment to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,870	2,030	1,935
Provision for insurance and private retirement plans	864	915	1,155
Depreciation	337	316	336
Amortization and impairment of intangibles	134	77	120
Gain on sale of other investments (Note 23)	-	-	(762)
Gain on sale of equity investees (Note 23)	-	-	(1,865)
Gain on change in interest in subsidiary (Note 23)	-	-	(640)
Loss (gain) on sale of foreclosed assets (Note 23)	38	22	(18)
Gain on securities and non-trading derivatives	(83)	(132)	(208)
(Gain) loss on sale of premises and equipment (Note 23)	(15)	(9)	1
Deferred tax expense	168	83	404
Equity in results of unconsolidated companies	(158)	(195)	(261)
Share-based compensation expenses	4	60	66
Minority interest of consolidated subsidiaries	158	149	727
Dividends received from unconsolidated companies	106	196	261
Changes in assets and liabilities
Trading assets (increase) decrease	(3,316)	1,150	(2,017)
Other assets (increase) decrease	(1,577)	135	(5,184)
Other liabilities increase	2,845	4,331	7,680

Net cash provided by operating activities	3,025	11,079	5,290

Investing activities
Net (increase) decrease in deposits in other banks	(2,590)	(1,636)	804
Net increase in Central Bank compulsory deposits	(341)	(16)	(1,489)
Net (increase) decrease in federal funds sold and securities purchased under resale
agreements	(8,695)	1,557	802
Purchases of available for sale securities	(5,669)	(15,826)	(26,132)
Proceeds from sale of available for sale securities	3,244	13,637	22,569
Purchases of securities held to maturity	-	(3)	-
Proceeds from matured and called securities held to maturity	2,497	831	204
Net increase in loans	(8,591)	(6,925)	(15,087)
Net cash paid on acquisition of companies (Note 3)	(4)	(268)	-
Acquisition of intangible assets (Note 3)	(147)	(331)	(124)
Reimbursement on discharge of intangible assets	-	-	15
Purchases of premises and equipment	(395)	(368)	(445)
Proceeds from sale of premises and equipment	70	94	129
Proceeds from sale of foreclosed assets	4	86	136
Purchases of unconsolidated companies	(69)	(216)	(132)
Proceeds from sale of unconsolidated companies	-	15	2,639

Net cash used in investing activities	(20,686)	(9,369)	(16,111)

Financing activities
Net increase in deposits	1,585	148	10,661
Net increase in federal funds purchased
and securities sold under repurchase agreements	3,846	5,784	9,918
Net increase (decrease) in short-term borrowings	536	(147)	4,528
Borrowings under long-term debt arrangements	4,793	4,139	11,451
Repayment of long-term debt	(3,553)	(3,441)	(4,314)
Acquisition of own shares/Units	(7)	(42)	(221)
Proceeds from exercise of share options	7	19	28
Proceeds from Sale of own shares/Units	-	-	21
Cash dividends/Interest on capital stock paid	(676)	(869)	(1,025)
Cash received from change in interest in subsidiary	-	-	1,952
Minority interest of consolidated subsidiaries	(114)	(117)	(129)

Net cash provided by financing activities	6,417	5,474	32,870

Net increase (decrease) in cash and cash equivalents	(11,244)	7,184	22,049
Cash and cash equivalents at beginning of year	15,699	4,455	11,639

Cash and cash equivalents at end of year	R$ 4,455	R$ 11,639	R$ 33,688

Supplemental:
Cash paid for interest	R$ 5,880	R$ 5,151	R$ 3,904
Cash paid for income taxes	251	322	794
Loans transferred to foreclosed assets	104	196	131
Dividends/Interest on capital stock declared but not yet paid	336	358	682
Premises and equipment acquired through capital lease	R$ 18	R$ 46	R$ 79

The accompanying notes are an integral part of these consolidated financial statements

Unibanco Holdings S.A. and Subsidiary and
Unibanco - União de Bancos Brasileiros S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in millions of Brazilian reais, unless otherwise indicated)

Note 1 - Basis of Presentation

     Unibanco Holdings S.A. (“Holdings”) is a corporation formed under Federative Republic of Brazil law. Activities of Holdings are conducted exclusively through its subsidiary Unibanco - União de Bancos Brasileiros S.A. (“Unibanco” or the “Bank”), which is a multiple service bank under Brazilian banking regulations, headquartered in São Paulo, Brazil. At December 31, 2006 and 2007, Holdings held 97.1% of Unibanco’s common (voting) and 12.4% and 12.2% of Unibanco’s preferred (nonvoting) shares, respectively, totaling 58.1% of interest. The preferred shares of Unibanco confer dividend rights 10% greater than those of the common shares.

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

     Our segment financial information is based on how our operations are managed. Our senior management utilizes this segment information to assess segment performance and to allocate resources. Such information is prepared based on management criteria defined by our executive committee and is duly reconciled with our financial statements prepared in accordance with Brazilian GAAP.

     Throughout this annual report, we present financial information by operating segment, with respect to our five business segments: Retail, Wholesale, Treasury, Insurance and Pension Plan and Wealth Management; and one non-operating Corporation segment.

     The measurement methods used to segment our net income by business segment considers: (i) interest paid to the non-operating Corporation Segment on capital allocated on each business; and (ii) full cost allocation, including direct and overhead costs. In the Adjustments and Reclassifications column, we disclose the differences between the management reporting basis and the USGAAP criteria.

     Beginning 2007, operational changes in the measurement methods enabled us to describe our non-operating Corporation segment, which captures (i) the interest earned on the capital allocated to the operating segments, (ii) temporary differences between management criteria and Accounting Practices Adopted in Brazil (“Brazilian GAAP”); and (iii) the effects of certain corporate matters, which occur as a result of management decisions, such as the sale of an investment. Additionally, beginning in 2007, the treasury activities currently performed by recently created Treasury segment were performed before 2007 by our Wholesale segment.

     For comparison purposes, we have also presented all segment financial information for the years ended December 31, 2005 and 2006 based on the current methodology. For further information, see note 31.

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

     In the financial statements for the years ended December 31, 2005 and 2006, we made certain reclassifications to conform to the presentation in the current year. Such reclassifications did not affect the amounts that were previously recorded as assets, liabilities, shareholders’ equity and net income. The reclassifications were related to:

     (i) payroll management and financial resource administration services - In the Consolidated Balance Sheets, the amount of R$120, for 2006, was reclassified from “Other assets” to “Intangibles, net”, in the Consolidated Statement of Income, the amounts of R$4 for 2005 and R$19 for 2006 were reclassified from “Administrative expenses” to “Amortization and impairment of intangibles”, and in Consolidated Statement of Cash Flows, the amounts of R$36 for 2005 and R$108 for 2006 were reclassified from Investing Activities to Operating Activities, both of Unibanco and Holdings.

     (ii) presentation of stock option plan – In the Consolidated Statement of Changes in Shareholders´Equity, the amount of R$27, in 2006, was reclassified from “Unappropriated retained earnings” to “Additional paid in capital” for Unibanco, and the amount of R$16, in 2006, was reclassified from “Appropriated retained earnings” to “Additional paid in capital” for Holdings.

     (iii) Fees on loans, net of costs – In the Consolidated Statement of Income, the amounts of R$102 for 2005 and R$132 for 2006, related to fees on loans, were reclassified from “Fee and commission income” to “Interest and fees on loans”, and the amount of R$23 and R$68 for 2005 and R$12 and R$75 for 2006, related to costs associated with fees on loans, were reclassified from “Salaries and benefits” and “Administrative expenses”, respectively, to “Interest and fees on loans”, both of Unibanco and Holdings.

     Prior to January 1, 2007, we applied cash flow hedge accounting to certain derivative instruments that were designated as hedging the risk of changes in cash flows attributable to variability in the Brazilian benchmark interbank interest rate (CDI) relating to certain time deposits, loans and debentures.

     We have since concluded that all of the criteria in SFAS 133 had not been met for the application of cash flow hedge accounting in our previously issued consolidated financial statements for years ended December 31, 2005 and 2006. We have concluded, based on a SAB 99 analysis, that the effect of the prior errors on reported net income of R$(22) and R$(63) for 2005 and 2006 respectively was immaterial to the consolidated financial statements for each of those respective years. Given that management concluded such error was immaterial to our financial statements, we did not restate prior years’ consolidated financial statements. We have also concluded that the necessary cumulative adjustment to correct the effects for those years is immaterial to the consolidated financial statements for the year ended December 31, 2007. Accordingly, we recorded in 2007 a cumulative adjustment of R$129 as a loss in Trading Income, net with a related income tax effect of R$44, for Unibanco and Holdings. The cumulative impact to net income was R$85, net of taxes for Unibanco and R$50 for Holdings. The cumulative impact on “Minority Interest” was an expense of R$35 for Holdings.

     We have discontinued the application of hedge accounting, effective as of January 1, 2007. Since that date, we have accounted for the derivative instruments as trading transactions and, consequently, recognized changes in the fair value of the instruments immediately in earnings for the current period (See Notes 6, 25 and 27).

     The most significant subsidiaries of Unibanco as of December 31, 2007 are:

			Ownership interest

Direct and indirect consolidated companies	Activity	Country	Total	Voting

Unibanco AIG Seguros S.A.	Insurance	Brazil	49.902%	52.970%
Unibanco AIG Vida e Previdência S.A.	Pension and	Brazil	49.902	52.970
	retirement plans
Unibanco AIG Saúde Seguradora S.A.	Insurance	Brazil	49.902	52.970
. Unibanco Companhia de Capitalização	Savings and annuities	Brazil	99.999	99.999
	products
. Unicard Banco Múltiplo S.A.	Credit card	Brazil	100.000	100.000
. Hipercard Banco Múltiplo S.A.	Credit card	Brazil	100.000	100.000
. Banco Único S.A.	Bank	Brazil	100.000	100.000
. Banco Fininvest S.A.	Bank and credit card	Brazil	100.000	100.000
. Banco Dibens S.A.	Bank	Brazil	100.000	100.000
. Dibens Leasing S.A. - Arrendamento Mercantil	Leasing	Brazil	99.999	99.999
Unibanco Participações Societárias S.A.	Holding	Brazil	51.000	90.000
. Unibanco Investshop Corretora de Valores Mobiliários e
Câmbio S.A.	Security broker	Brazil	100.000	100.000
. Interbanco S.A.	Bank	Paraguay	99.999	99.999
. Unipart Participações Internacionais Ltd.	Holding	Cayman	100.000	100.000
		Island
Unibanco - União de Bancos Brasileiros (Luxemburg) S.A.	Bank	Luxembourg	99.999	99.999
Unibanco Cayman Bank Ltd.	Bank	Cayman	100.000	100.000
		Island
Unicorp Bank & Trust Ltd.	Private bank	Cayman	100.000	100.000
		Island
Unibanco Securities Inc.	Security broker	USA	100.000%	100.000%

     For a description of Unibanco’s investments in unconsolidated companies, see Notes 2 (j) and 11.

Note 2 - Significant Accounting Policies

     In preparing our consolidated financial statements, we use estimates and assumptions to account for certain assets, liabilities, revenues, expenses and other transactions in accordance with U.S. GAAP. The consolidated financial statements contain various estimates and assumptions, including, but not limited to the adequacy of allowance for loan losses, estimates of fair value of certain financial instruments, carrying amount of goodwill, amount of valuation allowances on deferred tax assets, amount of insurance and private retirement plan reserves, selection of useful lives of certain assets, determination of probability and estimate of contingent losses, judgments and interpretations related to the application of tax laws and about when in the future certain items will affect taxable income and valuation of employee stock option. Actual results in future periods could differ from those estimates.

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

(b) Presentation of interest-bearing assets and interest-bearing liabilities

     Interest-bearing assets and interest-bearing liabilities are presented in the consolidated balance sheet at the principal amount outstanding plus accrued effective interest yield and monetary correction adjustments. Such presentation is required since accrued interest and monetary correction adjustments are added to the outstanding principal each period for substantially all of such assets and liabilities.

     Such monetary correction may be related to an inflation index, changes in foreign exchange rates (usually U.S. dollar) or other floating interest rate. The interest yield and monetary correction are applied at the end of each month to the principal balance of each operation. The updated value becomes the new basis for the accrual of the next month’s interest and monetary correction, and so forth, until settled. As a result, it is not practical (and it would not reflect the actual return on our investments) to segregate only the interest rate component.

     Total interest and monetary correction accrued on the outstanding principal of assets and liabilities was R$4,222 and R$4,914 at December 31, 2006 and R$7,628 and R$6,753 at December 31, 2007, respectively.

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

(d) Trading assets

     Instruments negotiated in trading activities include securities stated at fair value in accordance with Statement of Financial Accounting Standards (“SFAS”) 115, “Accounting for Investments in Debt and Equity Securities”. Fair value is generally based on market data obtained from independent sources. For some products which prices may not be always available, the fair value has been determined from quoted prices for similar instruments in the market or based on internal pricing models, discounted cash flows or similar techniques.

     In particular, the fair value of sovereign bonds of foreign governments are quoted through prices listed on Bloomberg. When those prices are not available, the cash flows of those securities are discounted by appropriate market rates, derived from quoted futures contracts collected from Bloomberg.

     Additionally, for local instruments, the main sources for compute or acquire fair market values are Brazilian Futures and Commodities Exchange (BM&F), National Association of Financial Market Institutions (Andima), São Paulo Stock Exchange (Bovespa) and Brazilian Central Bank. International instruments, on the other hand, have fair market values computed or acquired from Bloomberg as the main source.

     Realized and unrealized gains (losses) on trading securities are recognized currently in “Non-interest income – trading income”.

(e) Derivative instruments and hedging activities

     We use a variety of derivatives, such as forwards, futures, swaps and options, as part of our overall asset and liability risk management. As required by SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 137 “Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS 133”, SFAS 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities” and SFAS 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, we recognize all derivatives on the balance sheet as either assets or liabilities, at fair value, based on quoted market prices, when available. If quoted market prices are not available, fair values are obtained using internal valuation techniques such as Black-Scholes or Monte Carlo simulation. The valuation techniques depend on the type of derivatives and the nature of the underlying.

     Market data for acquiring fair value prices are available daily from local sources like BM&F, Andima, Bovespa and Brazilian Central Bank. Also must be mentioned that data for international assets, liabilities and derivatives instruments are available from Bloomberg collected prices and quotes.

     Financial derivatives involve, to varying degrees, interest rate, foreign exchange, market and credit risk. We manage those risks as part of our asset and liability management process and through credit policies and procedures. We seek to minimize counterparty credit risk by entering into transactions with only a select number of high-quality institutions. A large part of our derivatives are negotiated on the BM&F. Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. The credit risk associated with these types of instruments is disclosed in Note 27. For swap contracts, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities or in an over-the-counter transaction, we analyze the credit risk and record provisions for probable losses, as necessary.

     The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. Derivatives not designated as hedges are recorded as trading assets or liabilities and the gain or loss is recognized in current earnings in “trading income, net” in “Non-interest income”.

     Embedded derivatives are bifurcated when all of the following criteria are met: (i) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (ii) the contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value with changes in fair value reported in earnings as they occur and (iii) a separate instrument with the same terms as the embedded derivative instruments would be a derivative instrument subject to the requirements of SFAS 133, as amended. These embedded derivative instruments are measured at fair value with gains and losses recognized in income at each reporting date.

     In accordance with SFAS 155 “Accounting for Certain Hybrid Financial Instruments”, hybrid financial instruments which contain an embedded derivative that would otherwise require bifurcation may be accounted for at fair value, with changes in fair value recognized in consolidated statement of income. The fair value would be applied on an instrument-by-instrument basis; however the election to apply fair value accounting is irrevocable.

     We have discontinued the application of hedge accounting, effective as of January 1, 2007. Since that date, we have accounted for the derivative instruments as trading transactions and, consequently, recognized changes in the fair value of the instruments immediately in earnings for the current period (see note 1).

(f) Available for sale and held to maturity securities

     We classify securities in accordance with SFAS 115. These classifications are determined based on our intent with respect to the securities on the date of purchase (trade date). Gains and losses on the sale of securities are recognized through average cost method on the applicable trade date.

     Generally, we classify debt and equity securities as available for sale based on current economic conditions, including interest rates. Securities available for sale are recorded at fair value with unrealized gains and losses recorded as a separate component of shareholders’ equity, net of applicable taxes gains (losses) of R$(19) and R$(109) at December 31, 2006 and 2007, respectively, in Unibanco, and gains (losses) of R$(10) and R$(63) at December 31, 2006 and 2007, respectively, in Holdings. Securities available for sale are used as part of our overall interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk and other factors.

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

(g) Loans

     Loans are stated at principal plus accrued effective yield interest and monetary correction (as explained in Note 2 (b)). Interest income is recorded on an accrual basis using the effective yield interest method. All loans 60 days or more past due as to principal or interest are discontinued the accrual (non-accrual) of interest income and monetary correction and are classified as nonperforming loans. Interest collections including, indexation readjustments, received in each period on non-accrual loans are included in interest income on loans.

     Credit card fee operations are deferred and recognized on a straight-line basis over the period that the fee entitles the cardholder to use the card.

     Direct lease financing is carried at the aggregate of lease payments plus estimated residual value of the leased property, less unearned income. Lease financing income is recognized over the term of the lease.

(h) Allowance for loan losses

     The allowance for loan losses is the amount that has been provided for probable losses inherent in the loan portfolio. The allowance is increased by provisions for loan losses and recoveries of loans previously charged-off and reduced by charged-off loans deemed uncollectible.

     Loans are charged-off against the allowance when the loan is not collected or is considered permanently impaired. Charge-off normally occurs if no payment is received within 360 days from its due date.

     We assess the creditworthiness of our loan portfolio and establish allowances for probable credit losses on a regular basis. The process used to determine these reserves involves estimates and judgments. We determine an allowance for probable losses within each client’s rating considering, among other things, recent loss experience, current economic conditions, the risk characteristics of the various classifications of loans, the fair value of the underlying collateral, the probability of default in making this evaluation, as well as the size and diversity of individual credits. Changes in these estimates and judgments have a direct impact on the allowances.

     We consider all larger balance nonperforming loans (amounts higher than R$5) subject to specific review for impairment. Once a loan has been identified as impaired, we measure impairment in accordance with SFAS 114, “Accounting by Creditors for Impairment of a Loan”, as amended by SFAS 118 “Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures”. The measurement of impairment on an impaired loan is based on (i) the present value of the loan’s expected cash flows discounted at the loans original effective interest rate; or (ii) the realizable value of the underlying collateral for collateral-dependent loans. If carrying value of the impaired loan exceeds the measure of estimated fair value, a specific allowance is established as a component of the allowance for loan losses.

     Wholesale loans and small-balance homogeneous loans with similar characteristics, such as overdrafts, credit card loans, mortgage loans and consumer finance loans, are managed using specialized systems and processes. We use a wide range of statistical tools to evaluate loans requests and client’s performance, which include credit and behavior scoring models, such as Stochastic Process (Markov Chain), Back Testing using non parametrical test (Mann-Whitney) and stress testing in Markov Chain.

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

     The allowance for loan losses is maintained at a level that we believe to be sufficient to absorb estimated probable credit losses inherent in the loan portfolio. The initial allowance amounts are set based on estimates for probable losses under our portfolios as of the balance sheet date, which will impact the level of provisions required for the period. The charge-offs reflect the risk profile and behavior of the nonperforming loan portfolio constituted in the past, usually before at least 360 days.

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

(i) Impaired loans and nonperforming

     We consider certain loans as impaired (except for smaller homogeneous loans which we evaluated under SFAS 5 “Accounting for Contingencies”) when in our judgment all amounts due, including accrued interest, are no longer considered collectible, as defined in SFAS 114, and amended by SFAS 118. We consider all loans 60 days or more overdue as nonperforming and those of larger balance nature are subject to specific review for impairment (note 2 (h)). A valuation allowance is established through the allowance for loan losses for the difference between the carrying value of the impaired loan and its value determined as described above.

(j) Investments in unconsolidated companies

     Investments in unconsolidated companies, where we own between 20% and 50% of voting capital and have the ability to exercise significant influence over the operation of the investee are accounted for using the equity method of accounting in accordance with APB 18 “The Equity Method of Accounting for Investments in Common Stock”. Under this method our share of results of the investee, as reported under U.S. GAAP, is recognized in the statements of income in one amount as “Equity in results of unconsolidated companies”, and dividends are credited when declared to the “Investments in unconsolidated companies” account in the balance sheets.

     Investments in companies of less than 20% of voting capital with no readily determinable market value are recorded at cost (unless we have the ability to exercise significant influence over the operations of the investee. In this case, we use the equity method) and dividends are recognized in income when received (note 11).

(k) Premises and equipment

     Premises and equipment are recorded at cost. Depreciation is computed on the straight-line method at the following annual rates: buildings - 4%, furniture and equipment - 10% and data processing equipment and vehicles - 20%. Leasehold improvements are amortized over the shorter of the useful life of the improvement or the maturity of the lease contract, generally between 5 and 10 years. Expenditures for maintenance and repairs are charged in “Non-interest expense” as incurred.

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

(m) Goodwill and intangibles

     We recorded goodwill and intangibles in accordance with SFAS 141 “Business Combinations” and SFAS 142 “Goodwill and Other Intangible Assets” as amended by SFAS 147 “Acquisitions of Certain Financial Institutions”, which includes in its scope long-term customer-relationship intangible assets of financial institutions such as depositor-and-borrower-relationship intangible assets. The net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition. The historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on an appropriate systematic method, over the period which the asset is expected to contribute directly or indirectly to the future cash flows. Goodwill is not amortized but is reviewed for potential impairment at least on annual basis at the reporting unit level. The impairment test compares the fair value of the reporting unit, which is case-by-case either an operating segment or one level below, with the carrying amount of the net assets (including goodwill). If the fair value of the reporting unit exceeds the carrying amount of the net assets (including goodwill), the goodwill is considered not impaired; however, if the carrying amount of the net assets exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Impairment adjustment on goodwill was not required for December 31, 2005, 2006 and 2007.

     Intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. There are no events and circumstances indicating any impairment for December 31, 2005 and 2006. At December 31, 2007, we recorded an impairment on intangible assets in the amount of R$6.

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

     Assets received upon foreclosure of loans or in lieu of foreclosure, including real estate, are initially recorded at the lower of (a) fair value minus estimated costs to sell, or (b) the carrying value of the loan; with initial differences recorded as a charge to the allowance for loan losses. Subsequent decreases in the fair value of the asset are recorded as a valuation allowance with a corresponding charge in “Non-interest expense”. Net costs of maintaining such assets are expensed as incurred. In accordance with Brazilian banking regulations, we are required to dispose of such assets within one year of foreclosure.

(o) Transfers of financial assets

     Transfers of financial assets are accounted as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been legally isolated from us (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) we do not maintain effective control over the transferred assets through agreements to repurchase or redeem them before their maturity or ability to unilaterally cause the holder to return specific assets.

(p) Perpetual bond

     We classify our perpetual bond as a liability, since such financial instrument also meets the definition of a liability under FASB Concepts no. 6 "Elements of Financial Statements" and SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.

(q) Litigation

     According to SFAS 5 and Interpretation Nº 14 (“FIN14”) “Reasonable Estimation of the Amount of a Loss”, we recognize accruals in determining loss contingencies when the conditions known before the issuance of the financial statements show that: (i) it is probable that losses had been incurred at the date of the financial statement; and (ii) the amount of such losses can be reasonably estimated. We accrue our best estimate of probable losses.

     We constantly monitor litigation in progress to evaluate, among other things: (i) its nature and complexity; (ii) the evolution of the proceedings: (iii) the views of our legal advisors; and (iv) our experience with similar proceedings. We also consider in determining whether a loss is probable and in estimating its amount:

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

(r) Consolidation of Variable Interest Entities (VIE)

      According to FASB interpretation No. 46R (FIN 46R), “Consolidation of Variable Interest Entities”, an interpretation of Accounting Research Bulletin No. 51, we consolidate our existing VIEs, considering situations where we are the primary beneficiary of the entity taking into account qualitative and quantitative analysis of VIEs.

     According to FIN 46R, an enterprise with an interest in a variable interest entity shall reconsider whether it is the primary beneficiary of the entity if the entity’s governing documents or contractual arrangements are changed in a manner that reallocates between the existing primary beneficiary and other unrelated parties (a) the obligation to absorb the expected losses of the variable interest entity or (b) the right to receive the expected residual returns of the variable interest entity. The primary beneficiary also shall reconsider its initial decision to consolidate a variable interest entity if the primary beneficiary sells or otherwise disposes of all or part of its variable interests to unrelated parties or if the variable interest entity issues new variable interests to parties other than the primary beneficiary or the primary beneficiary’s related parties.

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

     We implemented FIN 48 – “Accounting for Uncertainty in Income Taxes”, on January 1, 2007, which sets out a consistent framework to determine the appropriate level of tax reserve to maintain for uncertain tax positions. This interpretation of FAS 109 uses a two-step approach wherein a tax benefit is recognized if a position is more-like-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than 50% likely to be realized. FIN 48 also sets out disclosure requirements to enhance transparency of an entity’s tax reserves. The adoption of FIN 48 did not result in any impact to our consolidated financial position as of January 1, 2007.

(t) Insurance premiums, deferred acquisition costs, reserves for insurance claims, private retirement plan benefits and pension investment contracts

     Insurance Premiums – Substantially all our insurance contracts are considered short-duration insurance contracts. Premiums from short duration insurance contracts are recognized over the related contracts period in proportion to the amount of insurance protection provided. Insurance premiums are included as “Non interest income - insurance, private retirement plan and pension investment contracts”.

     Deferred acquisition costs - The costs that vary with and are related to the production of new insurance business are deferred to the extent that such costs are deemed recoverable from future profits. Such costs include mainly commissions, costs of policy issuance and variable back-office expenses and are amortized over the expected life of the contracts in proportion to the premium income. Deferred acquisition costs are subject to recoverability testing at the end of each accounting period and, if not recoverable, are fully expensed.

     Insurance policy and claims reserves - Reserves for insurance claims are established when insured events occur based on the estimated ultimate cost of settling the claims using historical experience adjusted for current trends and include claims in process of payment as well as estimated amounts of claims incurred but not yet reported. Reserves are adjusted regularly based upon experience with the effects of changes in such estimated reserves included in the results of operations in the period in which the estimated changes occurred and are recorded in “Other liabilities”.

     Pension investment contracts - For certain products offered by us, such as pension investment contracts the investment risk is borne by policyholders. During the accumulation phase of the pension investment contracts when the investment risk is born by the policyholder, the contracts are treated as an investment contract in accordance with the requirements of SFAS 97 “Accounting and Reporting by Insurance Enterprises for Certain Long Duration Contracts and for Realized Gains and Losses from the Sale of Investments”. Payments received for such contracts are not reported as revenue and the balance that accrues to the benefit of the policyholder (the account value) is recorded as liability. Account values are not actuarially determined during the accumulation phase. Rather, account values are increased by the deposits received and interest credited (based on contract provisions) and are reduced by withdrawals and administrative expense charged to the policyholders. The interest accrued is included in changes in “Non interest expense – Insurance, private retirement plan and pension investment contracts”. The securities related to these pension investments contracts are classified as “Trading assets” and “Securities available for sale” in the Consolidated Financial Statements.

     Reserves for private retirement plan benefits are established based on actuarial calculations in accordance with FAS 60.

     An additional liability for investments contracts is established if the present value of expected annuitization payments at the expected annuitization date exceeds the expected account balance at the annuitization date, in accordance with SOP 03-1 “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts”.

     SOP 05-1 “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts”, provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts, such as a modification in products benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 was issued in September 2005, and became effective as from January 1, 2007. We applied SOP 05-1 and we did not have significant effects on our consolidated financial statement.

(u) Provision for guarantees

     We record provision for guarantees in accordance with FASB Interpretation 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 expands on the accounting guidance of SFAS 5, SFAS 57 “Related Party Disclosures” and SFAS 107 “Disclosures about Fair Value of Financial Instruments” and incorporates without change the provision of SFAS 34 “Capitalization of Interest Cost”, which is being superseded. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee (note 28).

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

(w) Translation of foreign currency operations into reais

     The functional currency used for foreign operations is the Brazilian reais. Assets and liabilities of foreign operations, substantially all of which are monetary in nature, are remeasured into Brazilian reais at the respective period-end exchange rates and revenues and expenses are remeasured at a weighted average of exchange rates during the period. Transactions denominated in foreign currencies are remeasured into Brazilian reais at the transaction date. Foreign exchange transaction gains and losses on foreign operations are recognized by net amount currently in “Net gains (losses) on foreign currency transactions”.

(x) Employees benefits

     (i) Pension plan

     Since 2004, we have a unique pension plan for all employees, with contributions from companies and employees, called Intelligent Future. The plan is managed by UBB Prev – Previdência Complementar, which is a complementary pension closed entity.

     During 2006 and 2007, contributions from sponsors for the Intelligent Future totalized R$22 and R$25, respectively.

     We do not hold supplementary pension plans with defined benefit. However, according to Brazilian legislation, we make contributions as employer to Welfare and FGTS - Guarantee Fund for Length of Service. These expenses are recorded in the result when incurred. Such contributions totalized R$473, R$480 and R$501, in 2005, 2006 and 2007, respectively.

     (ii) Stock option plan

     We established a stock option plan in 2001 which is described more fully in Note 24. From 2001 to 2005, we have accounted this plan in accordance with SFAS 123 “Accounting for Stock Based Compensation”.

     We adopted at January 1, 2006 the modified prospective method of SFAS 123 (Revised) – “Share-based payment” and recognized an expense of R$10 related to change in accounting principle. This statement requires a public entity to measure the cost of employee services received in exchange of a share based on grant-date fair value of the share, and for shares classified as liabilities, the amount compensation should be remeasured subsequently at of each reporting date through the settlement date at fair value.

     Under SFAS 123R, we have to measure the fair value on the reporting date and classify as liability all share or Units indexed to the IPCA (consumer price index). All stock option granted after July 19, 2004 indexed to the IPCA were classified as liability.

     Prior to January 1, 2006, we measured the fair value of stock option plans on grant-date using the Black-Scholes option-pricing model. On January 1, 2006, we began using a binomial option-pricing model to measure the fair value of all stock options granted after that date and for all stock options classified as liability after adoption of SFAS 123R.

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

     At the Extraordinary Shareholders’ Meeting, held on March 21, 2007, a change in the current stock option plan was approved. As a result of the amendments, our stock option plan allows the granting of two kinds of stock options: the regular stock options and the bonus stock options. See Note 24 for more details.

     The granted Units of Bonus stock option were classified as equity, and measured at fair value by Unit price on its grant-date.

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

     Diluted earnings per share is based on the same adjusted net income as in the basic EPS and the weighted average number of shares outstanding is increased by the number of shares that would be issued assuming the exercise of stock options. In 2005, 2006 and 2007 we issued stock options and calculated the diluted earnings (see Consolidated Statement of Income).

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

(z) Gains and losses on change in interest in subsidiaries

     Results from issuance of shares by subsidiaries to third parties when the issue price per share differs from the carrying amount of the investment in the shares of the corresponding subsidiary are recognized in income. Gains recognition in income is limited to transaction when realization on the gain is reasonably assured.

(aa) Recently issued accounting standards

     In September, 2006, FASB issued SFAS no 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, that fair value is the relevant measurement attribute. SFAS 157 becomes effective in fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are evaluating the impact of adoption of SFAS 157. We are in process of reviewing valuation models in order to determine whether the models to estimate fair value is consistent with provisions of SFAS 157.

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

     In April 2007, the FASB issued FASB Staff Position (FSP) No. FIN 39-1 “Amendment of FASB Interpretation No. 39”, this FSP amends paragraph 3 of Interpretation 39 to replace the terms conditional contracts and exchange contracts with the term derivative instruments as defined in FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. It also amends paragraph 10 of Interpretation 39 to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. The guidance in this FSP is effective for fiscal years beginning after November 15, 2007. We are evaluating the impact of adoption of FSP No. FIN 39-1. However, at this time we do not expect the impact of FSP No. FIN 39-1 to have a significant effect on our consolidated financial statement.

     In June 2007, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). EITF 06-11 requires companies to recognize a realized income tax benefit associated with dividends or dividend equivalents paid on nonvested equity-classified employee share-based payment awards that are charged to retained earnings as an increase to additional paid-in capital. EITF 06-11 is effective for us on January 1, 2008. We do not expect the adoption of EITF 06-11 to have a material impact on our Consolidated Financial Statements.

     In November, 2007, the SEC issued SAB No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings, to supersede SAB 105. SAB 109 expresses the current view of the staff that, consistent with the guidance in Statements No. 156, Accounting for Servicing of Financial Assets, and No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The staff expects registrants to apply the views of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. We are evaluating the impact of adoption of SAB 109. However, at this time we do not expect the impact of SAB 109 to have a significant effect on our consolidated financial statement.

     In December 2007, the FASB issued SFAS 141R, “Business Combination”. This Statement replaces FASB Statement No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are evaluating the impact of adoption of SFAS 141R. However, at this time we do not expect the impact of SFAS 141R to have a significant effect on our consolidated financial statement.

     In December 2007, the FASB issued SFAS 160 “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are currently evaluating the impact of adoption of SFAS 160 our consolidated financial statement.

     In February 2008, the FASB issued FASB Staff Position Nº FSP 140-3, “Accounting for Transfers of Financial Assets and Repurchasing Transactions”, (“FSP 140-3”). FSP 140-3 addresses accounting for repurchase agreements related to previously transferred financial assets when the repurchase arrangement is between the same parties as the original transfer. This FSP presumes that an initial transfer of a financial asset and a repurchase agreement are considered part of the same arrangement under SFAS Nº 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and instead should be evaluated separately under SFAS 140. This FSP is effective fiscal years beginning after November 15, 2008 and shall be applied prospectively to initial transfers and repurchase financings for which the initial transfer is executed on or after the beginning of the fiscal year this FSP is initially applied. We are currently evaluating the potential impact of the adoption of FSP 140-3.

     In March 2008, the FASB issued SFAS 161 “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. This Statement is intended to enhance the current disclosure framework in Statement 133. The Statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure better conveys the purpose of derivative use in terms of the risks that the entity is intending to manage. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format should provide a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Disclosing information about credit-risk-related contingent features should provide information on the potential effect on an entity’s liquidity from using derivatives. Finally, this Statement requires cross-referencing within the footnotes, which should help users of financial statements locate important information about derivative instruments. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the impact of adoption of SFAS 161. However, at this time we do not expect the impact of SFAS 161.

     In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of Useful Life of Intangibles Assets” (“FSP FAS 142-3”), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement Nº 141(R), and other U.S. generally accepted accounting principles (GAAP). This FSP applies regardless of the nature of the transaction that resulted in the recognition asset, that is whether acquired in a business combination or otherwise. In developing assumptions about renewal or extension used to determine the useful life of a recognized intangible asset, an entity shall consider its own historical experience in renewing or extending similar arrangements. However, these assumptions should be adjusted for the entity-specific factors in paragraph 11 of Statement 142. In the absence of that experience, an entity shall consider the assumptions that market participants would use about renewal or extension (consistent with the highest and best use of the asset by market participants), adjusted for the entity-specific factors in paragraph 11 of Statement 142. We are currently evaluating the potential impact of the adoption of FSP FAS 142-3.

     In May 2008, the FASB issued SFAS Nº 163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement Nº 60. “SFAS 163 requires that an insurance enterprise recognized a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises. This Statement requires disclosures about financial guarantee insurance contracts. The accounting and disclosure requirements of the Statement will improve the quality of information provided users of financial statements. SFAS 163 will be effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact of the adoption of SFAS 163.

Note 3 – Acquisitions, Goodwill and Intangible Assets

     During 2005 and 2006 we expanded our retail (consumer business) and insurance business through the following acquisitions:

Retail

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

Insurance

     Unibanco AIG Warranty (UAW)

     In June 2006, we acquired from Whirlpool 30% interest of the total capital of Unibanco AIG Warranty (UAW) for R$66, including goodwill of R$65 at the date of acquisition. The acquisition was accounted following the purchase method.

Intangible assets

     During 2005, 2006 and 2007 Unibanco through its subsidiaries acquired intangible assets related to customer relationship. These transactions have been amortizing over the period in which it is expected to contribute to the future cash flows.

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

     During 2006 we acquired from Sonae Distribuição Brasil S.A. an identifiable intangible asset related to the existing customer database. The purchase price of this transactions was R$35 and will be amortized over 15 years.

     We provide payroll management and financial resource administration services, recorded as intangible asset within “Customer Relationship”. During 2005, 2006 and 2007, we acquired new agreements that totalized R$33, R$108 and R$61, respectively, which is being amortized during the agreement term.

     During 2005, 2006 and 2007, we acquired other non individual significant intangible assets related to customer relationship. These transactions totalized R$42, R$71 and R$63, respectively.

     (iv) Goodwill and intangible assets

     The following tables present our goodwill and intangibles allocated for each business segment at December 31, 2006 and 2007:

	As of December 31,

	2006	2007

Goodwill
Retail	R$ 1,301	R$ 1,299
Wholesale	33	33
Wealth management	45	45
Insurance	92	92

Total	R$ 1,471	R$ 1,469

Intangible Assets (mainly, existing customer relationships)
Retail
Acquisition cost	R$ 1,270	R$ 1,394
Reimbursement	-	(15)
Impairment	-	(6)
Accumulated amortization	(598)	(712)

Total	R$ 672	R$ 661

     In April 2007, the company Eletrodireto requested the rescission of the partnership agreement that it had with Unibanco, due to Eletrodireto inability to comply with certain contract terms, and on May 2008, Eletrodireto declared bankruptcy. Consequently, we recognized an impairment of R$6.

     The amortization of intangible assets in 2006 and in 2007 was R$77 and R$120, respectively.

     During 2006 and 2007, we recognized tax benefit of R$7 and R$9, respectively, on the deductibility, for tax purpose, of goodwill.

     The estimated aggregate amortization expense will be:

Amortization expense "unaudited"
For the year ended December 31,

2008	R$ 118
2009	115
2010	107
2011	94
2012	R$ 75

Statement of 2007 Acquisitions

     During 2005, 2006 and 2007, as a result of our purchases, the net cash paid was R$151, R$599 and R$124, respectively.

Note 4 - Related Party Transactions

     The Moreira Salles Group through E.Johnston Representação e Participações S.A. owned 92.66% and 94.88% of Holdings common voting share at December 31, 2006 and 2007, respectively and therefore indirectly controlled 97.1% of the Unibanco’s voting share at December 31, 2006 and 2007. Transactions with companies within the Moreira Salles Group and our own affiliates are limited to banking transactions in the normal course of business at prevailing market terms for similar transactions.

     We have made certain transactions with unconsolidated related parties that we believe were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, applicable to those prevailing at the time in the market for comparable transactions and did not involve more than the normal risk of collectibility.

     As of December 31, 2006 and 2007, we had the following transactions with these related parties:

	As of December 31,

Company	2006	2007

Assets
Interest-bearing deposits in other banks
Cibrasec – Companhia Brasileira de Securitização	R$ 23	R$ 14
Banco Investcred Unibanco S.A.	1,106	1,274
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	586	637

Total	1,715	1,925

Trading assets, at fair value
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	1	-

Total	1	-

Other assets
Redecard	-	229
Banco Investcred Unibanco S.A.	-	67
Others	126	10

Total	126	306

Total assets	R$ 1,842	R$ 2,231

Liabilities
Deposits
Others	R$ 2	R$ 10

Total	2	10

Time deposits
Consórcio Nacional Ford	61	69
Unibanco Rodobens Administradora de Consórcios Ltda	40	29
Companhia Hipotecária Unibanco Rodobens	42	54
Banco Investcred Unibanco S.A.	352	462
Others	11	2

Total	506	616

Federal funds purchased and securities sold under repurchase agreements
Banco Investcred Unibanco S.A.	26	13
Maxfácil Participações S.A.	170	185
Others	19	44

Total	215	242

Debentures
Others	-	3

Total	-	3

Other liabilities
Luizacred SCFI	3	4
Others	1	4

Total	4	8

Total liabilities	R$ 727	R$ 879

	For the year ended December 31,

Company	2005	2006	2007

Interest income
Interest on deposits with banks
Banco Investcred Unibanco S.A.	R$ 112	R$ 149	R$ 119
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	77	79	71
Interest income on securities
Trading income
Others	6	6	4
Fee and commission income
Others	1	-	2
Other income
Banco Investcred Unibanco S.A.	16	-	-
Cibrasec Cia Brasileira de Securitização	-	5	4
Serasa	-	12	16
Redecard	-	-	3
Others	7	-	-
Interest expense
Time deposits
Consórcio Nacional Ford	7	8	7
Unibanco Rodobens Administradora de Consórcios Ltda	5	4	3
Companhia Hipotecária Unibanco Rodobens	-	5	5
Banco Investcred Unibanco S.A.	-	19	35
Others	4	1	-
Federal Funds purchased and Securities sold under agreements to repurchase
Maxfácil Participações S.A.	-	8	20
Banco Investcred Unibanco S.A.	-	16	6
Others	-	-	5
Derivatives
Others	14	2	-
Non interest expense
Administrative expenses
Tecnologia Bancária S.A.	21	17	44
Interchange	-	3	10
Serasa	-	-	32
Others	3	-	-
Other non-interest expenses
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	35	61
Serasa	-	20	-
Banco Investcred Unibanco S.A.	-	-	14
Interchange	-	-	9
Others	R$ 40	R$ -	R$ -

     We contribute on a regular basis to Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto João Moreira Salles and Instituto Moreira Salles, trusts created by the Bank for the benefit of its employees and to further our desire to contribute to cultural and civic activities. Contributions made by Unibanco to these trusts totaled R$7, R$6 and R$7 in 2005, 2006 and 2007, respectively.

     Unibanco has made no loans to its or Holdings´affiliates nor to the executive officers and directors of Holdings or Unibanco since such practice is prohibited for all Brazilian banks by the Brazilian Central Bank.

Note 5 - Central Bank Compulsory Deposits

     The Central Bank requires financial institutions, including Unibanco, to deposit certain funds with the Central Bank. The following table presents a summary of the current compulsory deposit requirements by type and the amounts of such deposits:

	As of December 31,

Type of deposits	2006	2007

Non-interest earning	R$ 987	R$ 1,100
Interest-earning	4,190	5,583

Total	R$ 5,177	R$ 6,683

     At December 31, 2006 and 2007 we had also R$3,161 and R$4,260 of federal government securities, linked to the Central Bank in the form of compulsory deposits, recorded as trading assets in the amount of R$1,264 in 2007 (note 6), and securities available for sale in the amount of R$27 in 2006 and R$1,880 in 2007 (note 7), and federal funds sold and securities purchased under resale agreements in the amount of R$3,134 in 2006 and R$1,116 in 2007.

Note 6 - Trading Assets

     Trading assets, stated at fair value, are presented in the following table:

	As of December 31,

	2006	2007

Federal government securities (a)	R$ 6,948	R$ 6,331
Brazilian sovereign bonds	594	146
Securities of foreign governments	389	1,758
Corporate debt securities (b)	363	453
Bank debt securities	97	28
Mutual funds (c)	514	629
Shares	229	1,119
Derivative financial instruments:
Swaps	471	724
Forward and future	111	474
Option contracts	188	797

Total	R$ 9,904	R$ 12,459

______________________
(a)
Includes R$126 in 2006 and R$177 in 2007 pledged to margin guarantees; R$1,082 in 2007 linked to Central Bank as compulsory deposits (note 5); R$182 in 2007 linked to Central Bank as savings deposits resources (note 5) and R$850 in 2006 and R$666 in 2007 subject to repurchase agreements.

(b)	Includes R$52 in 2007 pledged to margin guarantees .

(c)
The portfolios of mutual funds held by our insurance, capitalization and private retirement companies are represented mainly by federal government securities. Includes R$36 in 2006 and R$225 in 2007 pledged to margin guarantees.

Net trading income in 2005, 2006 and 2007, included in non interest income was as follows:

	For the year ended December 31,

	2005	2006	2007

Realized gains on securities	R$ 100	R$ 105	R$ 293
Realized losses on securities	(123)	(57)	(518)
Net realized gains on derivatives	139	220	247
Net unrealized (losses) gains on securities and derivatives	(5)	(43)	453

Net	R$ 111	R$ 225	R$ 475

Note 7 - Securities Available for Sale

     The amortized cost and fair value of securities available for sale were as follows:

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value

December 31, 2006
Federal government securities (a)	R$ 2,696	R$ 33	R$ 13	R$ 2,716
Brazilian sovereign bonds (b)	2,219	29	86	2,162
Corporate debt securities	1,820	66	17	1,869
Segurities of foreign governments	271	1	-	272
Bank debt securities	124	1	4	121
Shares	173	1	34	140
Mutual funds	7	-	1	6

Total	R$ 7,310	R$ 131	R$ 155	R$ 7,286

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value

December 31, 2007
Federal government securities (a)	R$ 4,864	R$ 25	R$ 91	R$ 4,798
Brazilian sovereign bonds (b)	2,046	45	328	1,763
Corporate debt securities (c)	2,286	91	28	2,349
Securities of foreign governments	1,495	1	10	1,486
Bank debt securities	174	1	8	167
Shares	327	211	87	451
Mutual funds	7	-	2	5

Total	R$ 11,199	R$ 374	R$ 554	R$ 11,019

_________________________
(a)
Includes R$359 in 2006 and R$598 in 2007 pledged to margin guarantees; R$27 in 2006 and R$1,696 in 2007 linked to Central Bank as compulsory deposits (note 5); R$184 in 2007 linked to Central Bank as savings deposits resources (note 5) and R$581 in 2006 and R$622 in 2007 subject to repurchase agreements.

(b)	Includes R$1,996 in 2006 and R$1,742 in 2007 subject to repurchase agreement.

(c)	Includes R$685 in 2007 pledged to margin guarantees.

     The following table represents the aging of our unrealized losses at December 31, 2006 and 2007 as follows:

	As of December 31, 2006

	Less than 12 months		12 months or longer		Total

		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	losses	value	losses	value	losses

Federal government securities	R$ 375	R$ 13	R$ 1	R$ -	R$ 376	R$ 13
Brazilian sovereign bonds	1,443	86	-	-	1,443	86
Corporate debt securities	746	15	123	2	869	17
Bank debt securities	105	4	-	-	105	4
Shares	39	11	24	23	63	34
Mutual funds	6	1	-	-	6	1

Total	R$ 2,714	R$ 130	R$ 148	R$ 25	R$ 2,862	R$ 155

	As of December 31, 2007

	Less than 12 months		12 months or longer		Total

		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	losses	value	losses	value	losses

Federal government securities	R$ 3,916	R$ 90	R$ 2	R$ 1	R$ 3,918	R$ 91
Brazilian sovereign bonds	32	51	395	277	427	328
Corporate debt securities	1,281	9	205	19	1,486	28
Securities of foreign governments	1,024	10	-	-	1,024	10
Bank debt securities	113	8	-	-	113	8
Shares	192	63	23	24	215	87
Mutual funds	-	-	5	2	5	2

Total	R$ 6,558	R$ 231	R$ 630	R$ 323	R$ 7,188	R$ 554

   We have evaluated the unrealized losses of our securities available for sale at December 31, 2006 and 2007, and we determined there were no other-than-temporary losses, except for the amount of R$110 and R$50 of impairment written off and recorded as “Non interest income–net gains (losses) on securities and non-trading derivatives”. No impairment was recognized at December 31, 2005.

     We conduct a monthly review to identify and evaluate investments that have indications of possible impairment, considering the financial condition and near-term prospects of the issuer and our ability and intention to hold the investment for a period of time sufficient to allow for any anticipated recovery.

     At December 31, 2006 and 2007 we held no securities of a single issuer or related group of companies whose fair value exceeded 10% of our shareholders’ equity.

     Proceeds from sales of investment securities available for sale were R$3,244, R$13,637 and R$22,569 in 2005, 2006 and 2007, respectively.

     Gross gains and losses realized on the sale of securities available for sale were as follows:

	For the year ended December 31,

	2005	2006	2007

Gains	R$ 84	R$ 251	R$ 260
Losses	-	8	2

Net	R$ 84	R$ 243	R$ 258

     The amortized cost and fair value of available for sale securities, by contractual maturity, were as follows:

	As of December 31,

	2006		2007

	Amortized		Amortized
	cost	Fair value	cost	Fair Value

Due in one year or less	R$ 1,659	R$ 1,649	R$ 3,068	R$ 3,031
Due after one year through five years	2,996	3,032	4,207	4,218
Due after five years through ten years	754	743	1,610	1,493
Due after ten years	1,721	1,716	1,980	1,820
No stated maturity	180	146	334	457

Total	R$ 7,310	R$ 7,286	R$ 11,199	R$ 11,019

Note 8 - Securities Held to Maturity

     The amortized cost and fair value of securities held to maturity were as follows:

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value

December 31, 2006
Federal government securities	R$ 469	R$ 57	R$ -	R$ 526
Brazilian sovereign bonds (a)	993	114	-	1,107
Corporate debt securities	57	2	-	59
Bank debt securities	57	-	-	57

Total	R$ 1,576	R$ 173	R$ -	R$ 1,749

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value

December 31, 2007
Federal government securities	R$ 506	R$ 115	R$ -	R$ 621
Brazilian sovereign bonds (a)	783	94	-	877
Corporate debt securities	5	-	-	5
Bank debt securities	18	-	-	18

Total	R$ 1,312	R$ 209	R$ -	R$ 1,521

_______________
(a)	In 2006 includes R$801 subject to repurchase agreements and R$129 pledged to margin guarantees. In 2007 includes R$776 subject to repurchase agreements.

     The amortized cost and fair value of securities held to maturity, by contractual maturity, were as follows:

	As of December 31,

	2006		2007

	Amortized cost	Fair value	Amortized cost	Fair value

Due in one year or less	R$ 281	R$ 284	R$ 151	R$ 151
Due after one year through five years	530	589	448	499
Due after five years through ten years	158	176	92	103
Due after ten years	607	700	621	768

Total	R$ 1,576	R$ 1,749	R$ 1,312	R$ 1,521

     At December 31, 2006 and 2007 we held no securities of a single issuer or related group of companies whose amortized cost or fair value exceeded 10% of our shareholders’ equity.

Note 9 - Loans

	As of December 31,

	2006	2007

Commercial:
Industrial and other	R$ 22,549	R$ 30,169
Import financing	1,503	1,461
Export financing	1,548	2,480
Real estate loans, primarily residential housing loans	1,404	1,644
Direct lease financing (a)	1,907	6,334
Individuals:
Overdraft	660	658
Financing	5,533	5,830
Credit card	5,957	7,912
Agricultural	1,315	1,693
Nonperforming loans	2,278	2,167

Total loans	R$ 44,654	R$ 60,348

_______________
(a)	Includes residual value.

     Most of our business activities are with customers located in Brazil. The Bank has a diversified loan portfolio with concentration no higher than 10% in any economic sector.

Net Investments in Direct Leasing Financing

     The following lists the components of the net investment in direct leasing financing:

	As of December 31,

	2006	2007

Total minimum lease payments to be received	R$ 2,567	R$ 8,438
Less: Unearned income	(608)	(1,907)

Net investments in direct leasing financing (b)	R$ 1,959	R$ 6,531

_______________
(b)	Includes nonperforming leases.

     The following is a schedule by years of total minimum lease payments to be received:

	As of December 31,

	2006	2007

Overdue Payments	R$ 28	R$ 80
2007	1,167	-
2008	748	3,268
2009	401	2,403
2010	169	1,504
2011	54	815
2012	-	368

Total	R$ 2,567	R$ 8,438

     Our nonperforming loans were classified as follows:

	As of December 31,

	2006		2007

		Allowance for		Allowance for
	Nonperforming	nonperforming	Nonperforming	nonperforming
	loans	loans	loans	loans

Industrial and other	R$ 665	R$ 445	R$ 469	R$ 329
Import and export financing	8	6	2	2
Real estate loans, primarily residential housing loans	102	37	77	20
Direct lease financing	52	27	197	102
Individuals	1,445	1,013	1,419	1,002
Agricultural	6	5	3	-

Total	R$ 2,278	R$ 1,533	R$ 2,167	R$ 1,455

     At December 31, 2006 and 2007, nonperforming loans included R$103 and R$71, respectively, of large balance loans that were considered individually impaired in accordance with SFAS 114. The allowance for impaired loans is R$30 and R$23 at December 31, 2006 and 2007, respectively.

     The impact on interest income as a result of nonperforming loans subject to impairment was not material for any of the periods presented. We do not have any material commitments to advance additional funds to these borrowers.

     The average balances of nonperforming loans subject to impairment were as follows:

	For the year ended December 31,

	2005	2006	2007

Average balance of nonperforming loans subject to impairment	R$ 1,382	R$ 2,012	R$ 2,192

     We did not recognize any interest income during the period that the above loans were nonperforming and subject to impairment.

Note 10 - Allowance for Loan Losses

     The following represents an analysis of changes in the allowance for loan losses:

	For the year ended December 31,

	2005	2006	2007

Balance, beginning of year	R$ 1,560	R$ 2,107	R$ 2,577
Provision for loan losses	1,870	2,030	1,935
Loan charge-offs	(1,442)	(1,842)	(2,016)
Loan recoveries	119	282	216
Net charge-offs	(1,323)	(1,560)	(1,800)

Balance, end of year	R$ 2,107	R$ 2,577	R$ 2,712

Note 11 - Investments in Unconsolidated Companies

	As of or for the year ended December 31, 2007				Investment		Equity income (loss)

	Participation (%)		Share- holders´ equity	Net income for the year	As of December 31,		For the year ended December 31,

	Total	Voting			2006 (h)	2007 (h)	2005	2006	2007

Redecard S.A (a)	23.211%	23.211%	490	671	R$ 29	R$ 114	R$ 60	R$ 103	R$ 173
Serasa S.A (b)					40	-	16	20	8
Cibrasec – Companhia
Brasileira de Securitização (c)	9.090%	9.090%	74	8	6	7	1	1	1
Tecnologia Bancária S.A.	20.300%	20.300%	148	6	30	30	3	4	1
Unibanco Rodobens Administradora
de Consórcios Ltda	50.000%	50.000%	45	22	26	22	15	14	11
Luizacred S.A. Sociedade de Crédito
Financiamento e Investimento	49.999%	49.998%	108	25	18	54	15	12	13
Banco Investcred Unibanco S.A	49.997%	49.997%	139	65	70	69	32	27	33
Companhia Hipotecária
Unibanco – Rodobens	50.000%	50.000%	22	5	9	11	1	3	2
UniVR Sociedade de Crédito,
Financiamento e Investimento (d)	49.000%	49.000%	43	3	20	21	-	-	2
Maxfácil Participações S.A. (e)	49.986%	49.986%	185	14	87	92	-	2	7
BIU Participações S.A. (BIU) (b)	24.492%	24.492%	3	12	-	1	-	-	3
Bancred - Sociedade de Crédito
Financiamento e Investimento (f)	50.000%	50.000%	8	-	-	4	-	-	-
Interchange Serviços S.A.	25.000%	25.000%	56	8	15	14	2	5	2
AIG Brasil Companhia de
Seguros	49.999%	49.999%	88	15	40	44	11	4	7
Others			5	(3)	4	3	2	-	(2)
Goodwill on acquisition
of investments					196	197	-	-	-
Total of investments in unconsolidated companies					590	683	158	195	261
Non-marketable equity investments, at cost (g)					212	222	-	-	-

Total					R$ 802	R$ 905	R$ 158	R$ 195	R$ 261

_______________
(a)
In the second semester of 2007, we sold 53,798,700 shares of Redecard S.A., which represented 8.73% of the capital of that company, as part of secondary and primary public offering conducted by Redecard, for the amount of R$1,451. The total gross gain on sale of the mentioned participation was R$1,436 (note 23).

(b)
In June, 2007, we sold 17% interest of the total capital of Serasa to Experian Brasil Aquisições Ltda. (Experian) for R$453. The total gross gain on sale of the mentioned participation was R$429 (note 23). Contemporaneously, the remaining interest in the Shareholders´Equity of Serasa was contributed to BIU, a newly created entity where we obtained 24.492% participation and whose other shareholder also contributed shares of Serasa to BIU. BIU has as of December 31, 2007 a 24.69% participation in Serasa.

(c)	Company in which we own less than 20% of voting shares but exercise significant influence over their operations.

(d)
During the third quarter of 2006, we acquired 49% of the company’s voting share. In February 2008, Unibanco and Grupo VR mutually agreed to cancel this partnership. Both parties requested that the Brazilian Central Bank to discontinue the UniVR registration process.

(e)	During the third quarter of 2006, we acquired 49.986% of the company’s voting share.

(f)	In February, 2007 through a partnership with Banco Cruzeiro do Sul, we acquired 50% equity interest of Bancred – Sociedade de Crédito, Financiamento e Investimento.

(g)
In October and November 2007, Unibanco through an Initial Public Offering, sold its partial investment in Bovespa Holding S.A (23,314,228 shares) for price per share of R$23.00 and BM&F S.A. (5,956,495 shares) for the average price of R$17.24. The total gross gain was R$579 (note 23).

(h)	At 2006 and 2007, the total amount dividends received from unconsolidated companies was R$196 and R$261, respectively.

     The table below presents the Consolidated Balance Sheet and Statements of Income of our unconsolidated investments, in a combined basis:

	As of December 31,

	2006	2007

Balance Sheet
Current Assets	R$ 7,177	R$ 8,568
Noncurrent Assets	1,629	1,492

Total Assets	8,806	10,060

Current Liabilities	5,273	6,462
Noncurrent Liabilities	712	725

Total Liabilities	5,985	7,187

Shareholders' Equity	2,821	2,873

Investment	R$ 436	R$ 447

	For the year ended December 31,

	2005	2006	2007

Statement of operations:
Operating revenues	R$ 2,112	R$ 2,250	R$ 4,000
Operating expenses	(1,730)	(1,863)	(3,282)

Income before income taxes	382	387	718

Income taxes	(108)	(108)	(221)

Net income	274	278	497

Equity income	R$ 98	R$ 92	R$ 88

Note 12 - Premises and Equipment

	Estimated useful life (years)	As of December 31,

		2006	2007

Land	-	R$ 205	R$ 185
Buildings	25	492	475
Furniture and equipment	10	484	508
Leasehold improvements	5-10	375	375
Data processing equipment	5	873	957
Costs of software developed or obtained for internal use	5	639	788
Vehicles	5	6	6
Others	-	76	45

Total		R$ 3,150	R$ 3,339
Less: Accumulated depreciation		1,715	1,847

Premises and equipment, net		R$ 1,435	R$ 1,492

     Depreciation expense was R$337, R$316 and R$336 in 2005, 2006 and 2007, respectively, including R$19, R$28 and R$57 related to depreciation expense on assets under capital leases in 2005, 2006 and 2007, respectively.

     We have entered into leasing agreements, mainly related to data processing equipment, which is accounted for as capital leases. Under this accounting method both an asset and an obligation are recorded in the financial statements and the asset is depreciated in a manner consistent with our normal depreciation policy for owned assets.

     As from 2002, we sold many properties used as branches and, subsequently, we rented them for the purpose of continuing our operations. These sales were recorded pursuant to SFAS 13 and SFAS 98, “Accounting for leases” and SFAS 28 “Accounting for Sales with Leasebacks”. We have not sold any of our branches during 2005 and 2006. During 2007, we sold 2 properties used as our operational branches. From 2002 to 2007, we sold 187 properties used as our operational branches.

     During 2004, we sold 75 properties, which 27 properties in the amount of R$57 (at a cost of R$33) were transactions accounted for under the financing method, where we have a continuing involvement based on our provision of recourse financing in which the only recourse is to the leased asset. At December 31, 2007 these transactions included 9 properties in the amount of R$13 (at cost of R$10), since we had the maturity of some financings. The proceeds from sale of the branches and interest earned from the financed contracts, net of the rental paid were recorded as income in the final maturity of the corresponding financing period, and are being deferred by the remaining time of rental contractual terms.

     In addition, the fixed assets related to outstanding transactions accounted for under the financial method are still recorded in our balance sheet, and thus subject to depreciation.

     Transactions accounted for as sale-leasebacks included 160 properties (110 properties in 2002, 48 properties in 2004 and 2 properties in 2007). The proceeds from sale of these properties were R$141 (2002 – R$71 (at a cost of R$36), 2004 – R$70 (at a cost of R$41) and 2007 – R$4). Therefore, based on the accounting practices disclosed in note 2(k) to our financial statements, the impacts on our statement of income for the five years ended December 31, 2007, are as follows:

	As of December 31,

	2003	2004	2005	2006	2007

Deferral of net gain	R$ 5	R$ 7	R$ 7	R$ 7	R$ 9
Rental expenses	R$ 5	R$ 6	R$ 11	R$ 12	R$ 4

     For all transactions that were qualified as sale-leasebacks involving operating leases, we recorded the sale, and removed all property from the balance sheet. The transactions that were not qualify for sale-leaseback accounting because of any form of continuing involvement were accounted by the financing method.

Note 13 - Other Assets

	As of December 31,

	2006	2007

Deferred tax assets, net (note 18)	R$ 2,009	R$ 1,902
Restricted escrow deposits for contingencies (note 29)	2,063	1,810
Prepaid taxes	1,352	1,822
Notes and credits receivable	291	303
Prepaid expenses	803	932
Negotiation and intermediation of securities	127	822
Income receivable	158	320
Insurance premiums receivable	189	336
Foreclosed assets, net	168	147
Foreign exchange portfolio, net	852	1,149
Others	702	988

Total	R$ 8,714	R$ 10,531

Note 14 – Time Deposits

     The following table shows the maturity of outstanding deposits with balances issued by us.

	As of December 31,

	2006	2007

Maturity within 3 months	R$ 3,825	R$ 3,816
Maturity after 3 months but within 6 months	3,839	2,215
Maturity after 6 months but within 12 months	2,123	4,376
Maturity after 12 months	14,606	13,194

Total deposits	R$ 24,393	R$ 23,601

Note 15 - Federal Funds Purchased, Securities Sold under Repurchase Agreements and Short-term Borrowings

     Financial data of our federal funds purchased, securities sold under repurchase agreements and short-term borrowings, were as follows:

	As of December 31,

	2006	2007

Federal funds purchased, securities sold under repurchase agreements	R$ 16,991	R$ 27,197
Short-term borrowings
Import and export financings	2,420	4,057
Other interbank borrowings	533	3,452
Others	92	118

Total	R$ 20,036	R$ 34,824

     Import and export financings represent credit lines open for financing imports and exports of Brazilian companies, typically denominated in foreign currency. We then make corresponding extensions of credit to exporters/importers denominated in Brazilian reais with payments made to us (in the case of exports) or paid by us (in the case of imports) in foreign currency.

     The following table presents the federal funds purchased, securities sold under repurchase agreements and short-term borrowings by maturities.

	As of December 31,

	2006	2007

Federal funds purchased and securities sold under repurchase agreements:
Overnight	R$ 4,117	R$ 5,566
Due 1 month or less	1,207	5,991
Due between 1 and 3 months	1,033	1,943
Due between 3 and 6 months	1,138	2,920
Due after 6 months	9,496	10,777

Total	16,991	27,197

Short-term borrowings:
Due 1 month or less	358	1,661
Due between 1 and 3 months	382	1,748
Due between 3 and 6 months	613	1,377
Due after 6 months	1,692	2,841

Total	3,045	7,627

Total	R$ 20,036	R$ 34,824

The following table presents a summary of the primary short-term borrowings.

	As of or for the Year Ended

	2006	2007

Federal funds purchased and securities sold under
repurchase agreements:
Amount outstanding	R$ 16,991	R$ 27,197
Maximum amount outstanding during the period	17,939	27,666
Weighted average interest rate at period-end	13.2%	11.1%
Average amount outstanding during period	14,459	23,272
Weighted average interest rate	11.9%	10.1%
Import and export financing:
Amount outstanding	R$ 2,420	R$ 4,057
Maximum amount outstanding during the period	2,932	4,222
Weighted average interest rate at period-end	6.7%	6.9%
Average amount outstanding during period	2,440	3,372
Weighted average interest rate	(0.3)%	4.2%
Other interbank borrowings:
Amount outstanding	R$ 533	R$ 3,452
Maximum amount outstanding during the period	803	3,452
Weighted average interest rate at period-end	5.5%	5.3%
Average amount outstanding during period	363	1,502
Weighted average interest rate	4.6%	0.8%
Others	R$ 92	R$ 118

Total	R$ 20,036	R$ 34,824

Note 16 - Long-term Debt

     The composition of long-term debt is as follows:

	As of December 31,

	2006	2007

Local onlendings	R$ 6,535	R$ 8,610
Subordinated debt	3,240	5,757
Notes issued under securitization arrangements	1,644	1,621
Mortgage indebtedness	1,272	418
Euronotes	1,029	1,369
Debentures	765	2,747
Foreign onlendings	64	8
Agricultural notes	-	1,052
Obligations under capital leases	63	120
Others	26	12

Total	R$ 14,638	R$ 21,714

Local onlendings

     Local onlendings represent amounts borrowed from Brazilian agencies for loans to Brazilian entities to invest primarily in premises and equipment. These amounts are due in monthly installments through 2025 and bear fixed interest between 1% per annum and 2.5% per annum, in 2006 and 0.5% per annum and 3.8% per annum, in 2007, plus variable interest based on the TJLP (Long-term interest rate determined by the Central Bank on a quarterly basis, not inflation-adjusted), U.S. dollar or the BNDES (National Economic and Social Development Bank) basket of currencies. The borrowings are primarily from BNDES and FINAME (National Industrial Finance Authority) in the form of credit lines.

Subordinated debt

				Carrying amount

			Remuneration
	Issue	Maturity	per annum	2006	2007

Step-up subordinated callable notes (1)	April 2002	April 2012	9.38%	412	-
Step-up subordinated callable notes (2)	December 2003	December 2013	7.38%	414	347
Floating subordinated notes (3)	December 2004	December 2009	4.74%	321	266
Perpetual Non-cumulative Junior Subordinated securities (4)	July 2005	No stated	8.70%	1,085	899
Subordinated time deposits (5)	December 2002	December 2012	102% of CDI (8)	443	495
Subordinated time deposits (5)	November 2003	November 2013	102% of CDI (8)	65	73
Subordinated time deposits (6)	December 2006	December 2016	0.47% + CDI (8)	500	562
Subordinated time deposits (7)	May 2007	May 2012	104% of CDI (8)	-	1,508
Subordinated time deposits (7)	July 2007	July 2012	0.38% + CDI (8)	-	444
Subordinated time deposits (7)	August 2007	August 2012	0.38% + CDI (8)	-	209
Subordinated time deposits (7)	August 2007	August 2014	0.46% + CDI (8)	-	52
Subordinated time deposits (7)	October 2007	October 2012	7% + IGPM	-	301
Subordinated time deposits (7)	October 2007	October 2012	104% of CDI (8)	-	95
Subordinated time deposits (7)	October 2007	October 2014	7% + IGPM	-	35
Subordinated time deposits (7)	October 2007	October 2012	0.45% + CDI (8)	-	461
Subordinated time deposits (7)	December 2007	December 2014	0.60% + CDI (8)	-	10

Total				R$ 3,240	R$ 5,757

_______________
(1)	The debt was fully redeemed in April 2007.

(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.

(3)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.

(4)	The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.

(5)	The debts can be redeemed as from December 2007 and November 2008, respectively.

(6)	The debts can be redeemed as from December 2011.

(7)	The debt can not be redeemed prior to contractual maturity.

(8)	CDI.

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

	Original principal amount issued				As of December 31,

		Issue	Maturity	Coupon	2006	2007

Series 2002-1	US$105 million	May 2002	January 2016(1)	3-month LIBOR (5) + 1.20%	221	219

Series 2003-2	US$105 million	June 2003	July 2009(1)	6.50%	138	66

Series 2003-3	US$227 million	November 2003	October 2013(2)	3-month LIBOR (5)+1.35%	517	349

Series 2004-1	US$200 million	May 2004	July 2015(3)	3-month LIBOR (5)+ 0.80%	441	359

Series 2004-2	US$150 million	September 2004	July 2014(4)	3-month LIBOR (5)+ 0.23%	327	269

Series 2005-1	US$200 million	April 2007	April 2014	3-month LIBOR (5)+ 0.18%	-	359

					R$ 1,644	R$ 1,621

_______________
(1)	Renegotiated in January 2006

(2)	Renegotiated in November 2005

(3)	Renegotiated in May 2007

(4)	Renegotiated in April 2007

(5)	London InterBank Offered Rates.

Mortgage indebtedness

     Mortgage indebtedness represents borrowings with original terms generally between 15 and 33 months in 2006 and 6 and 60 months in 2007 and bears interest of TRF-R (Floating Reference Rate established daily by the Central Bank) plus 11.5% per annum to 14.5% per annum in 2006 and 80% to 90% of CDI, in 2007.

     These instruments are regularly rolled forward for periods of more than one year, and are entirely collateralized by housing loans.

Euronotes

	Original term in years (a)			Carrying amount (net of
				repurchases)as of
				December 31,

Maturity date (a)		Currency	Coupon	2006	2007

March 6, 2007	0.3	US$	-	R$ 12	R$ -
March 19, 2007	0.3	US$	12.35%	16	-
March 26, 2007	0.3	US$	-	24	-
March 29, 2007	0.3	US$	-	11	-
May 25, 2007	1	US$	14.75%	13	-
June 11, 2007	2	US$	5.35%	20	-
December 12, 2008	2.3	YEN	1.00%	318	283
July 15, 2009	5	US$	9.49%	11	15
July 15, 2009	5	US$	7.74%	31	15
December 09, 2009	6	US$	8.25%	22	18
February 11, 2010	5	R$	8.70%	231	214
October 15, 2010	4.8	US$	6.50%	19	12
December 30, 2013	10	US$	7.25%	4	2
January 02, 2014	10	US$	7.25%	6	1
June 30, 2015	10.7	US$	12.75%	20	-
First quarter 2008	0.3	US$	(b)	-	400
Others				271	409

Total				R$ 1,029	R$ 1,369

______________________________
(a) Maturity date and original term in years, consider, when applicable, the investor put rights.
(b) Coupon between 5.20% and 5.45%.

Agricultural notes

     Agricultural notes represents borrowings with original terms generally between 2 and 35 months and bears interest 87% to 92.5% of CDI.

Maturity of long-term debt

	As of December 31,

	2006	2007

2007	R$ 4,787	R$ -
2008	2,291	5,806
2009	1,647	2,674
2010	2,120	3,537
2011	595	1,008
2012	923	4,626
Thereafter	2,275	4,063

Total	R$ 14,638	R$ 21,714

Note 17 - Other Liabilities

	As of December 31,

	2006	2007

Pension investment contracts	R$ 6,328	R$ 7,924
Provision for litigations (note 29)	2,968	4,099
Payable to merchants - credit card	3,202	4,327
Insurance claims reserve	1,672	1,941
Income taxes and other taxes payable	831	1,169
Social and statutory	647	1,042
Accounts pending settlement	310	824
Retirement plan reserve	461	515
Collection of third-party taxes, social contributions and other	623	736
Derivatives liability (note 27):
Swaps	226	1,839
Forward contracts	197	597
Option contracts	329	906
Non deliverable forward	12	173
Employee related liabilities	238	310
Others	2,355	3,378

Total	R$ 20,399	R$ 29,780

Note 18 - Income Taxes

     Under the Brazilian Income Tax Law, Holdings, Unibanco and our subsidiaries are treated as separate taxable entities and are required to file a separate tax return.

HOLDINGS

     Dividends received and equity in Unibanco’s undistributed earnings are not subject to Brazilian federal income tax and social contribution.

UNIBANCO

     Income taxes in Brazil comprise federal income tax of 25% and social contribution of 9%, which is an additional federal tax, resulting in a statutory tax rate of 34%. See note 33 (a) for further discussion about future changes in the tax law.

     The amounts reported as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

	For the year ended December 31,

	2005	2006	2007

Income before income taxes	R$ 2,268	R$ 2,642	R$ 5,633
Less: Equity in results of unconsolidated companies	158	195	261

Tax basis	2,110	2,447	5,372

Tax expense at statutory rates	(717)	(832)	(1,826)

Adjustments to derive effective tax rate:
Tax benefit on interest on capital stock paid to our shareholders, net	260	325	468
Non-deductible losses on foreign assets	(51)	(33)	(221)
Non-taxable gain on sale of shares of equity investee	-	-	218
Derecognition of tax benefits	-	-	(48)
Other permanent differences, net	48	8	63

Income tax expense	R$ (460)	R$ (532)	R$ (1,346)

     As an option for profit distribution, the payment to shareholders of tax-deductible interest on capital stock was introduced as from January 1, 1996 based on the application of the long-term interest rate (Taxa de Juros de Longo Prazo or “TJLP”) on net equity accounts (excluding certain equity accounts), and to treat those payments as a deductible expense for purposes of calculating corporate income tax and, since 1997, the social contribution on net income. The amount of the tax deduction in each year is limited to the greater of (i) 50.0% of our net income (after the deduction of social contribution on net income but before considering the mentioned distribution and any deduction of income tax) for the period in respect of which the payment is made; or (ii) 50.0% of our accumulated profits and profit reserves at the beginning of the relevant period. Payments of interest on capital stock, net of withholding income tax, may be considered as part of the mandatory dividend distribution. Under applicable law, we are required to pay to our shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on capital stock, after payment of any applicable withholding tax, plus the amount of distributed dividends, is at least equivalent to the minimum mandatory dividend amount.

     The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	As of December 31,

	2006	2007

Provision for loan losses	R$ 689	R$ 843
Other provisions not currently deductible (mainly provision for litigations)	867	1,407
Tax benefit on reorganization of subsidiaries	62	-
Tax losses carryforwards	581	389
Fair value adjustments on securities and derivatives financial instruments	25	-
Valuation allowance	-	(114)
Other temporary differences	222	367

Deferred tax assets	2,446	2,892

Effect of differences between indexes used for price-level restatement purposes for tax and U.S. GAAP purposes, mainly relating to premises and equipment	7	4
Temporary differences relative to leasing depreciation	88	280
Tax benefit on reorganization of subsidiaries	-	141
Fair value adjustments on securities and derivatives financial intruments	-	35
Other temporary differences	342	530

Deferred tax liabilities	437	990

Net deferred tax asset, included in other assets	R$ 2,009	R$ 1,902

     The tax loss carryforwards have no expiration date, but are subject to a limitation of 30% of taxable income for the year. No valuation allowances have been created for these tax losses carryforwards, since we currently believe the realization of these future tax benefits to be more likely than not.

     We adopted the provisions of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”, effective the beginning of the year of 2007 and a reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	R$ 346
Additions for tax positions of prior years	484
Reductions for tax positions of prior years	(1)
Settlements	(4)
Balance at December 31, 2007	R$ 825

     Of the above balance at the end of the year, approximately R$212 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. Included in the additions for tax positions of prior years are R$155 of which R$107 were recorded against deferred tax assets. Because of the impact of deferred tax accounting such tax positions do not affect the annual effective tax.

     We recognize interest accrued and penalties related to unrecognized tax benefits in other non interest expenses. During the years ended December 31, 2007, 2006, and 2005, we recognized approximately R$329, R$18, and R$88 in interest and penalties. We had approximately R$506 and R$182 for the payment of interest and penalties accrued at December 31, 2007, and 2006, respectively.

     As of December 31, 2007, we have been involved in several tax disputes, including judicial lawsuits and administrative proceedings, mainly relating to the constitutionality and legality of certain taxes imposed on us by the Brazilian government, among which the most relevant are related to: (i) deductibility of taxes and interests thereon which collection is restrained, representing R$394, and (ii) the imposition of social contribution taxes on income (CSLL) on companies with no employees, representing R$206.

     Although it is possible that a change in the gross balance of unrecognized tax benefits may occur within 12 months of December 31, 2007, we cannot quantify an estimated range at this time due to the uncertainty of the potential outcome of outstanding issues in Brazilian courts. However, we do not anticipate any adjustments would result in a material change to its financial position.

     We file income tax returns in the Brazilian federal jurisdiction, the major tax jurisdictions in which we operate, and we are no longer subject to examinations by Brazilian tax authority for tax years prior to 2003.

Note 19 - Shareholders’ Equity, Shareholders’ and Board of Directors’ Meetings

HOLDINGS

     On December 31, 2005, 2006 and 2007, the capital of Holdings comprised the following shares, without par value:

	As of December 31,

	2005 (1)	2006 (1)	2007

Voting common shares	553,735,904	553,735,904	553,735,904
Non-voting preferred shares	1,106,931,840	1,089,851,783	1,089,851,783

Total shares	1,660,667,744	1,643,587,687	1,643,587,687

________________
(1) The information above has been adjusted to reflect the 2006 share bonus (2:1).

On December 31, 2007, the market value of Units was R$24.73.

     The preferred shares have no voting rights, but are entitled to receive (i) priority in the distribution of a semi-annual minimum dividend equal to the greater of (a) R$0.15 (fifteen cents) per twenty shares (adjusted for any applicable share split or reserve share split) or (b) 1.5% per share, at book value resulting in an annual priority dividend of 3% (three percent) per share, at book value; (ii) participation on the same basis as the common shares in the distribution of dividends, after the common shares´ rights to receive its respective dividends; (iii) priority in the reimbursement of capital in the case of liquidation of Holdings up to the amount of capital represented by such preferred shares and (iv) participation in equal conditions with common shareholders in capital increases resulting from the capitalization of reserves and profits and monetary adjustments.

     The Extraordinary Shareholders Meeting of Holdings held on June 29, 2006, amended the bylaws of Holdings in order to clarify its policies with respect to the use of profits accrued at the end of each fiscal year, including the payment of dividends for each fiscal year. As of June 29, 2006, Holdings’ bylaws set forth the following relevant provisions:

  Holdings shall distribute as dividends the net profits accrued in the previous fiscal year, which remain after the deduction of the legal reserve and of the contingency reserve. The net profits that will be distributed to Holdings’ shareholders as dividends are derived from the dividend payments that Holdings receives from us in available funds.

  After the distribution of the mandatory dividends, Holdings may distribute additional dividends with funds from the equalization of equity reserve created by the Extraordinary Shareholders Meeting of Holdings on June 29, 2006, in order to assure that Holdings’ profits are equal to the income that it receives from its shares of us.
  Before the annual shareholders meeting, Holdings’ Board of Directors may determine the payment of interim dividends out of earnings based on (i) semiannual balance sheets or earning reserves; or (ii) balance sheets issued on shorter periods, in which case the distribution of dividends shall not exceed the amount of capital reserves. These interim payments may be offset against the annual mandatory dividend.

     Our preferred shares and those of Holdings are traded also in the form of share deposit certificates (“Units”) or global depositary shares (“GDS"). Each GDS represents 10 Units and is traded in the international market. Each Unit represents one of our preferred shares, and one preferred share of Holdings.

     At the Holdings´Extraordinary Shareholders Meeting held on June 29, 2006, it was also approved the increase of Holdings´ capital stock in the amount of R$2,692 through the capitalization of retained earnings, with the issuance of 813,253,815 new shares , entitling each shareholders of Holdings to receive a share bonus in 100% proportion by the record date registered on July 17, 2006.

     As a result, on July 17, 2006, the amounts and prices of Units were adjusted in accordance with the issuance of the above mentioned share bonus and those approved by our shareholders on the same date. This issuance entitled every shareholder of the companies to receive one new Unit for each Unit currently held on this date. Shares kept in treasury were not affected by this action. At the same time, the price of each Unit was reduced by half. For accounting purposes, the above mentioned share bonus was considered to be a stock split. Therefore, the disclosed quantity of common and preferred shares regarding the years of 2006 and 2005 and calculations of earnings per share for those years were adjusted to reflect those share bonus occurred in 2006. According to the provisions of the Brazilian Federal Revenue (Receita Federal do Brasil), the Units cost that shall be ascribed to the new shares is R$3.31 for the Holdings’ shares.

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

     Equalization of Equity Reserve – this reserve shall have the purpose to assure the equalization of Holdings’ profits with the incomes coming from the investments on its controlled company, and shall contemplate the remaining balance of the net profit, after distribution of the mandatory dividends, up to the limit of the capital.

     Special dividends reserves - represents the amount of profits verified in Holdings' subsidiaries during the fiscal years from 1989 to 1993 and based upon the fiscal regime set forth in Article 35 of law No. 7,713 of Dec. 22, 1988 and Article 75 of Law 8,383, of Dec. 30, 1991 and in the CST Declaratory Act n° 49 of Sep. 23, 1994.

     There are no Unappropriated retained earnings in Holdings’ statutory accounts (Brazilian GAAP) on December 31, 2006 and 2007.

UNIBANCO

     On December 31, 2005, 2006 and 2007, our capital comprised the following shares, without par value:

	As of December 31,

	2005 (1)	2006 (1)	2007

Voting common shares	1,511,316,336	1,511,316,336	1,511,316,336
Non-voting preferred shares	1,306,400,328	1,296,439,472	1,296,439,472

Total shares	2,817,716,664	2,807,755,808	2,807,755,808

________________
(1) The information above has been adjusted to reflect the 2006 share bonus (2:1).

     On December 31, 2007, the fair value of the Units was R$24.73.

     Except in certain circunstances our preferred shares of Unibanco carry no voting rights, but have priority over common shareholders in the return of capital, without a premium, in the case of our liquidation, up to the amount of capital represented by such preferred shares, and the right to receive a priority dividend per share at least 10% greater than that distributed per share to common shareholders. In addition, the holders of our preferred shares are entitled to participate, on an equal basis with holders of our common shares, in capital increases resulting from the capitalization of reserves, profits and monetary adjustments.

Our bylaws contain the following provisions with respect to dividends for each fiscal year:

  The distributable amount for each fiscal year is equal to our net profit less the legal, contingency, statutory and unrealized income reserves;
  Our mandatory dividend is equal to 35% of the distributable amount, to the extent profits are available for distribution. The management is entitled to decide upon the distribution of a higher amount, and it usually decides to distribute an amount slightly higher than the mandatory dividend.
  For each preferred share, we must pay more 10% of the dividend paid with respect to each common share;
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

     At our Extraordinary Shareholders Meeting held on June 29, 2006 our shareholders approved an increase of the capital stock in the amount of R$3,000 through the partial capitalization of statutory reserves, with the consequent issuance of 1,398,897,476 new shares, entitling each of our shareholders to receive a share bonus in 100% proportion, by the record date registered on July 17, 2006, designated after the approval given by the Brazilian Central Bank on July 7, 2006.

     As a result, on July 17, 2006, the amounts and prices of Units were adjusted in accordance with the issuance of the above mentioned share bonus and those approved by Holdings on the same date. This issuance entitled every our shareholder to receive one new Unit for each Unit currently held on this date. Shares kept in the treasury were not affected by this action. At the same time, the price of each Unit was reduced by half. For accounting purposes, the share bonus was considered to be a stock split. Therefore, the disclosed quantity of common and preferred shares regarding the years of 2006, 2005 and the calculations of earnings per share for those years were adjusted to reflect those share bonus occurred in 2006. According to the provisions of the Brazilian Federal Revenue the Units cost that shall be ascribed to the new shares is R$2.14 for our shares.

     Appropriated retained earnings - Brazilian law and the our by-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis. The purpose and basis of appropriation to such reserves are described below:

     Legal reserve - this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of the net income in the statutory accounting records up to a limit of 20% of capital share.

     Contingency Reserve – according to our by-laws, portion of the profits shall be allocated to the constitution of this reserve.

     Reserves for Unrealized Profits – this reserve may be established in those fiscal years in which the amount of the mandatory dividends exceeds the effected portion of the fiscal year’s net profit.

     Reserves for Operating Margin - the balance shall be allocated for a reserve designed to ensure that we maintain adequate operating margin, up to one hundred percent of the capital.

     Special dividends reserves - represents the amount of profits verified during the fiscal years of 1989 to 1993 and based upon the tax regimen set forth in Article 35 of Law No.7,713 of Dec. 22, 1988 and Article 75 of Law 8,383, of Dec. 30, 1991 and in the CST Declaratory Act n° 49 of Sep. 23, 1994.

     Unappropriated retained earnings in our statutory accounts (Brazilian GAAP) at December 31, 2006 and 2007 were R$1,282 and R$3,067, respectively.

Exchange Offer

     We and Holdings offered to the holders of preferred shares in the Brazilian market the opportunity to exchange pairs of preferred shares for Units.

     As from November 2003, a conversion program was launched, which allowed holders of our preferred shares and holders of Holdings preferred shares as of the date of the Exchange Offer Announcement to convert their pairs of preferred shares into Units. On August 11,2005, the Brazilian Securities Commission, issued Oficio/CVM/SEP/GEA-1/No 440/05, whereby it approved the inclusion of a new data base in this conversion program. The conversion program was effective for 2 years, and expired on November 4, 2005. During the conversion program, 2,619 thousand preferred shares issued by us and by Holdings were converted into Units.

Global Offer

     In 2005, we placed two well-received secondary offerings of Unit and GDS. At the first offering, in February, two shareholders, Commerzbank and BNL, sold 45,897,387 Units, for a total amount of R$718, at R$15.65 per Unit.

     The second offering, with Units held by Caixa Geral de Depósitos, was completed in September of 2005. This transaction was one of the largest in the local market in the last few years and involved approximately R$1.8 billion. The final price was R$20.49 per Unit and R$44.00 per GDS for a discount of less than 0.3% of closing price at the pricing date. It is worth mentioning that 1,415 investors participated in the offering’s Brazilian tranche, of which over 900 were individual investors.

Note 20 - Fee and Commission Income

	For the year ended December 31,

	2005	2006	2007

Banking tariffs and other fees and commissions	R$ 1,569	R$ 1,792	R$ 1,817
Credit card fees	627	738	728
Asset management fees	268	259	290
Collection fees	248	219	249

Total	R$ 2,712	R$ 3,008	R$ 3,084

Note 21 – Insurance, Private Retirement Plan and Pension Investment Contracts

(a)Income

	For the year ended December 31,

	2005	2006	2007

Insurance premiums	R$ 2,474	R$ 2,859	R$ 3,342
Pension investment contracts fee	17	16	17
Private retirement plan fee	125	345	778

Total	R$ 2,616	R$ 3,220	R$ 4,137

(b)Expenses

	For the year ended December 31,

	2005	2006	2007

Adjustment to insurance and private reserves for claims	R$ 864	R$ 915	R$ 1,155
Investment income credited to pension investment contracts	614	788	1,086
Insurance claims incurred	887	1,012	1,204
Private retirement plans benefits expenses	108	264	69
Commission expenses	357	569	891

Total	R$ 2,830	R$ 3,548	R$ 4,405

Note 22 - Administrative Expenses

	For the year ended December 31,

	2005	2006	2007

Net occupancy expenses for premises and equipment	833	833	860
Communication expenses	547	614	548
Technology expenses	293	327	351
External administrative services	436	548	507
Banking and brokerage fees	214	245	218
Advertising and publicity	254	264	304
Supplies	40	38	38
Other	123	232	156

Total	R$ 2,740	R$ 3,101	R$ 2,982

Note 23 - Other Non-interest Income and Expense

	For the year ended December 31,

	2005	2006	2007

Other non-interest income:
Gain on change in interest in subsidiary (Note 30)	R$ -	R$ -	R$ 640

Other non-interest income:
Premium bond income	R$ 128	R$ 133	R$ 151
Gain on sale of foreclosed assets, other investments
and premises and equipment (a)	93	54	832
Gain on sale of equity investees (b)	-	-	1,865
Monetary correction of restricted escrow deposits	19	16	79
Indemnity received (c)	238	-	-
Others	524	647	251

Total	R$ 1,002	R$ 850	R$ 3,178

Total	R$ 1,002	R$ 850	R$ 3,818

	For the year ended December 31,

	2005	2006	2007

Other non-interest expense:
Service, revenue and other taxes	R$ 442	R$ 602	R$ 650
Tax litigation expenses	513	540	641
Credit card selling expenses	222	252	324
Civil litigation expenses	154	249	478
Expenses related to checks and billing, net	65	100	118
Exchange loss on foreign investments (d)	150	98	651
National financing system contributions	105	95	55
Uninsured losses of branch network	17	49	16
Statutory profit sharing	5	40	6
Loss on sale of foreclosed assets, unconsolidated
investments and premises and equipment	24	41	53
Others	604	654	773

Total	R$ 2,301	R$2,720	R$3,765

_______________
(a)      This account includes gross gain on sale of investment in Bovespa Holding S.A. and BM&F S.A. in the total of R$579 and gain on sale of BWU in the amount of R$72.
(b)      Represents gross gain on sale of Redecard in the amount of R$1,436 and gross gain on sale of Serasa in the amount of R$429 (note 11).
(c)      In May 2005, Caixa Geral de Depósitos, as the former majority shareholders’ of Banco Bandeirantes, paid us an the indemnity due under the Association Agreement executed, among others, between us and Caixa Geral de Depósitos, in the amount of approximately R$238. This amount includes (i) R$200 of settlement and full release of contingencies related to Banorte, and (ii) R$38 for the settlement and full release of contingencies related to Banco Bandeirantes.
(d)      During 2005, 2006 and 2007, the real appreciated against the U.S. dollar 11.8%, 8.7% and 17.2%, respectively (R$2.3407=US$1.00 at December 31, 2005, R$2.138=US$1.00 at December 31, 2006 and R$1.7713 =US$1.00 at December 31, 2007).

Note 24 – Share based compensation

     The Extraordinary Shareholders’ Meeting held on October 31, 2001, approved a stock option plan. Under this plan, we began granting stock options, with a vesting period of at least three years, on January 21, 2002. The objective of the stock option plan is to foster high performance and a long-term commitment from our management, in addition to attracting, retaining and motivating our Executives.

     On April 8, 2005, our shareholders approved an amendment to the stock option plan which provides that (i) Executives may not exercise their options or sell their relevant shares or Units when we or Holdings are prohibited by law from selling our own shares or Units; (ii) option exercises may be fulfilled with treasury shares or with shares issued in capital increases; and (iii) the exercise period for options may be extended under limited circumstances from five to eight years.

     At the Extraordinary Shareholders’ Meeting, held on March 21, 2007, a change in the current stock option plan was approved. As a result of the amendments, our stock option plan allows the granting of two kinds of stock options: the regular stock options and the bonus stock options.

     The regular stock options are granted to certain Executives for a price based on the market price of our shares or Units at the date of such grant. A special committee, composed of four to six members elected by the President of the Board of Officers of Unibanco, as well as of one member of the Board of Directors of Holdings, is responsible for establishing the vesting period of the stock options, which shall be between two and eight years, as well as other specific characteristics of each grant, such as the beneficiaries and the number and amount of options. The granted share or Unit options can be exercised between 3 to 6 years from issuance. This committee may not grant options that in any year would represent more than 1% of our total authorized capital and there may not be outstanding options representing, in the aggregate, more than 10% of our total authorized capital at any time.

     The bonus stock option has become the main incentive program to executives. These executives will be able to invest a percentage of their respective received bonuses to acquire shares or Units of Unibanco or Holdings. For each acquired shares or units, the Partner will receive certain amount of “Bonus Option” (options to acquire shares and Units subjected to defined vesting conditions). The exercise of these bonus units is limited to the achievement of individual objectives and the maintenance of the propriety of their own shares without changes and burden during the exercise period. The Bonus Options can be exercised by the Partner between 3 to 5 years.

     The table below presents the assumptions used to measure the fair value at reporting date for stock options classified as liability using the binomial option-pricing model.

	As of December 31,

	2006	2007

Expected volatility (1)	28.1%	35.5%
Risk-free interest rate (2)	11.6%	11.9%
Expected annual dividends per Unit	3.6%	1.5%
Expected annual forfeited	11.2%	5.8%
Expected option life	3-6 years	3-6 years
_______________
(1)      The expected volatility is calculated based historical volatility.
(2)      The range of risk-free are 11.6% to 11.7% in 2006 and 10.9% to 12.2% in 2007.

     We recognized compensation cost expense of R$4, R$60 and R$66 during the year ended December 31, 2005, 2006 and 2007, respectively. At December 31, 2007 the compensation cost expense is represented by R$60 stock options classified as liability at fair value on reporting date and R$6 stock options plan classified as equity instrument at fair value on grant date. The compensation cost expense is non-taxable.

     The following table summarizes the changes in stock option plans during the years ended December 31, 2005, 2006 and 2007. For 2006, the table presents the changes in stock options classified as equity and the changes in stock option classified as liability.

	2005 (1)		2006 (1)

	Equity		Equity		Liability

	Options	Weighted	Options	Weighted	Options	Weighted
	(in	average	(in	average	(in	average
	thousands	exercise	thousands	exercise	thousands	exercise
	of Units)	price	of Units)	price	of Units)	price

Balance at beginning of year	22,607,240	R$ 4.88	14,955,460	R$ 4.86	9,680,000	R$ 7.56
Granted	8,610,000	7.87	-	-	630,000	14.44
Forfeited	(3,716,002)	5.14	(387,382)	4.83	(680,000)	8.55
Exercised	(2,865,778)	4.60	(4,892,393)	4.62	-	-

Balance at the end of year	24,635,460	R$ 5.92	9,675,685	R$ 4.98	9,630,000	R$ 8.55

Options exercisable at end of year	483,224	4.24	799,613	4.51	-	-

	2007

	Equity			Liability

	Options	Weighted		Options	Weighted
	(in	average	Aggregate	(in	average	Aggregate
	thousands	exercise	Intrinsic	thousands	exercise	Intrinsic
	of Units)	price	Value	of Units)	price	Value

Balance at beginning of year	9,675,685	R$ 4.98		9,630,000	R$ 8.55
Granted	1,226,808	-		500,000	18.70
Forfeited	(197,331)	4.91		(466,664)	12.44
Exercised	(5,575,060)	4.75		(146,668)	7.04

Balance at the end of year	5,130,102	R$ 4.04	R$ 106	9,516,668	R$ 9.26	R$ 147

Options exercisable at end of year	643,860	5.12	13	166,668	7.04	3

	Options	Weighted average
	(in thousands	remaining	Weighted average
Range of exercise prices	of Units)	contractual life	exercise price

R$3.89 - R$5.00	2,788,468	0.9	4.70
R$5.01 - R$10.00	9,661,494	1.5	8.25
R$10.01 - R$15.00	370,000	2.8	13.66
R$15.01 - R$20.00	600,000	3.6	18.32
R$20.01 - R$24.67	1,226,808	3.7	22.31

	14,646,770	1.7	9.30

_______________
(1)      The amounts and Unit prices were adjusted to reflect the share bonus (2:1 shares) implemented on July 17, 2006. For more information see note 19.

     As of December 31, 2007, there was R$60 (2006 - R$58) of total unrecognized compensation cost related to nonvested share-based compensation arrangements. In 2007, this amount is represented by R$40 (2006 - R$54) stock options classified as liability and R$20 (2006 – R$4) stock options classified as equity, which cost is expected to be recognized over a weighted average period of 2.4 years.

     The total fair value of options exercisable for the years ended December 31, 2005, 2006 and 2007, was R$1, R$2 and R$5.

     As of December 31, 2007, there was R$121 (2006 – R$73) of total recognized compensation cost related to nonvested share based compensation arrangements. In 2007, this amount is represented by R$110 (2006 – R$52) stock options classified as liability and R$11 (2006 – R$21) stock options classified as equity.

     At 2006 and 2007, the total amount received from grantees by the exercise of options was R$19 and R$ 27, respectively.

     The intrinsic values of the options exercised during the years ended December 31, 2005, 2006 and 2007 were R$29, R$76 and R$114, respectively.

Note 25 - Comprehensive Income

HOLDINGS

	For the year ended December 31,

	2005	2006	2007

Net income reported in statement of income	R$ 920	R$ 1,068	R$ 1,934

Unrealized gains on securities available for sale:
Unrealized holding gains arising during the period	95	4	41
Reclassification adjustment included in net income for (i) (gains) losses on available for sale securities and (ii) other than temporary losses	(49)	(77)	(121)
Unrealized losses on cash flow hedging instruments:
Unrealized losses arising during the period	(19)	(56)	-
Reclassification adjustment for losses on cash flow hedging instruments included in net income (Note 1)	-	-	75

Other comprehensive income (loss) before tax	27	(129)	(5)
Income tax related to items of other comprehensive income (loss)	(9)	44	2

Other comprehensive income (loss), net of tax	18	(85)	(3)

Comprehensive income	R$ 938	R$ 983	R$ 1,931

Accumulated other comprehensive income (loss) is as follows:

	For the year ended December 31,

	2005	2006	2007

Beginning balance	R$ 7	R$ 25	R$ (60)
Current period change	18	(85)	(3)
Securities available for sale	31	(48)	(53)
Cash flow hedging instruments	(13)	(37)	50

Ending balance	R$ 25	R$ (60)	R$ (63)

     The total accumulated other comprehensive (losses) gains includes R$38 in 2005, R$(10) in 2006 and R$(63) in 2007 of securities available for sale and R$(13) in 2005, R$(50) in 2006 and R$0 in 2007 of cash flow hedging instruments (Note 1).

UNIBANCO

	For the year ended December 31,

	2005	2006	2007

Net income reported in statement of income	R$ 1,650	R$ 1,951	R$ 3,560

Unrealized gains on securities available for sale:
Unrealized holding gains arising during the period	164	7	71
Reclassification adjustment included in net income for (i) (gains) losses on available for sale securities and (ii) other than temporary losses	(84)	(134)	(208)
Unrealized losses on cash flow hedging instruments:
Unrealized losses arising during the period	(34)	(97)	-
Reclassification adjustment for losses on cash flow hedging instruments included in net income (Note 1)	1	1	129

Other comprehensive income (loss) before tax	47	(223)	(8)
Income tax related to items of other comprehensive income (loss)	(16)	76	3

Other comprehensive income (loss), net of tax	31	(147)	(5)

Comprehensive income	R$ 1,681	R$ 1,804	R$ 3,555

Accumulated other comprehensive income (loss) is as follows:

	For the year ended December 31,

	2005	2006	2007

Beginning balance	R$ 12	R$ 43	R$ (104)
Current period change	31	(147)	(5)
Securities available for sale	53	(84)	(90)
Cash flow hedging instruments	(22)	(63)	85

Ending balance	R$ 43	R$ (104)	R$ (109)

     The total accumulated other comprehensive (losses) gains includes R$65 in 2005, R$(19) in 2006 and R$(109) in 2007 of securities available for sale and R$(22) in 2005, R$(85) in 2006 and R$0 in 2007 of cash flow hedging instruments (Note 1).

Note 26 - Fair Value of Financial Instruments

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

     The following table summarizes the carrying amount and fair value estimates for our financial instruments:

	As of December 31,

	2006		2007

	Carrying	Fair Value	Carrying	Fair Value
	amount		amount

Assets
Cash, due from banks, federal funds sold and securities purchased under resale agreements and interest bearing deposits in other banks	R$ 23,449	R$ 23,533	R$ 44,104	R$ 44,131
Central Bank compulsory deposits	5,177	5,177	6,683	6,683
Trading assets, including derivatives	9,904	9,904	12,459	12,459
Securities available for sale	7,286	7,286	11,019	11,019
Securities held to maturity	1,576	1,749	1,312	1,521
Gross loans, excluding leases	42,747	41,453	54,014	52,680
Liabilities
Deposits	36,201	36,241	46,495	46,519
Federal funds purchased and securities sold under repurchase agreements	16,991	16,991	27,197	27,197
Short-term borrowings	3,045	3,045	7,627	7,627
Long-term debt	14,638	14,712	21,714	21,815
Derivatives liabilities (a)	764	764	3,515	3,515
_______________
(a)	Recorded as other liabilities (note 17).

     We have reviewed the outstanding portion of commitments to extend credit as well as standby and other letters of credit, and have determined the difference between the amounts committed and the fair value of such financial instruments (note 28).

Fair value estimates, methods and assumptions are set forth below for our financial instruments.

Financial assets

Cash and cash equivalents, Interest-bearing deposits in other banks and Central Bank compulsory deposits

     The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, Interest-bearing deposits in other banks, Federal funds sold and securities purchased under resale agreements and Central Bank compulsory deposits approximate their fair values. Cash and cash equivalents include: interest-bearing deposits in other banks, federal funds sold and securities purchased under resale agreements, all of which generally have original maturities of less than three months, except for R$5,225 in 2006 and R$4,601 in 2007 of interest-bearing deposits in other banks and R$6,585 in 2006 and R$5,815 in 2007 of federal funds sold and securities purchased under resale agreements, with original maturities higher than three months.

Trading assets, including derivatives

     Fair values for trading assets, which also are the amounts recognized in the consolidated balance sheet, are based on quoted market prices obtained from independent sources (note 6). For some products that prices not always be available, the fair value has been determined from quoted prices for similar instruments in the market or based on pricing models as discounted cash flows or similar techniques. The fair value of derivatives is based on quoted market prices, when available. If quoted market prices are not available, fair values are obtained using internal valuation techniques such as Black-Scholes or Monte Carlo simulation. The valuation techniques depend on the type of derivatives and the nature of the underlying. Fair value is also calculated for derivatives recorded as “Other liabilities”.

     We have entered into a freestanding financial instrument that consists of options indexed to purchase 14,509,519 Unibanco’s subsidiary equity shares which is required to be physically settled at a strike price of R$127.89 and with expiration date at June 29, 2011. As of December 31, 2007, the total amount required to redeem the instrument and that would be paid if the settlement occurred at that date was R$1,856 and the instrument’s fair value amounted to approximately R$24.

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

Short-term borrowings

     Fair value for federal funds purchased and securities sold under repurchase agreements, import and export financing and other short-term borrowings which also are the amounts recognized in the consolidated balance sheet, since the rates are comparable to those currently practical in the market.

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

Derivatives

     The fair value of derivatives is included in trading assets and other liabilities as described in note 2(d) and (e) and as presented in notes 6 and 17 (see note 27 for the notional value of our derivative financial instruments).

Off-balance sheet financial instruments

     The fair value of commitments to extend credit is estimated based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit quality of the counterparties. The fair value of standby and commercial letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with the counterparties (note 28).

Note 27 – Derivatives and Risk Management

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

(b) Risk Management

     Risk management is an independent unit responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. Through the development and use of tools based on the best practices adopted in the market, we seek to optimize our risk-return relation, as well as to assure the continuous improvement of risk management at all organizational levels. Risk Management at Unibanco is based on tools and parameters associated with risk/return optimization, taking into account, among others, risk diversification and maximum exposure limits.

Credit Risk

     Credit risk is related to the ability of a borrower to meet its financial obligations and is associated with exposures that are more likely to be held to maturity, such as corporate and retail loans. Our credit policy is designed to manage risk while maintaining the flexibility required by market conditions and customer needs. We limit our credit risk exposure by avoiding concentration on single clients or particular sectors. Our credit policy establishes various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers´prior credit history, approval levels range from the branch general manager or account manager to the Retail or Wholesale credit committees, which are composed of members of senior management. Our centralized credit decision making process is based on strict limits, set by the Wholesale and Retail committees. We pre-approve credit limits to our customers based on their creditworthiness and size. We believe these limits and pre-approved credit lines, as well as a rigid hierarchical approval structure and committees, assure a robust credit risk management process.

     Wholesale Risks: Our Wholesale segment encompasses economic groups with annual sales in excess of R$150. The evaluations are carried out on an individual and periodic basis, by means of a proprietary risk rating system. The system comprises quantitative and qualitative elements, such as the company´s economic and financial status, management capacity, financial background, relationship with us and the conditions of the market in which it operates, among others. Credit lines for corporate customers are reviewed every 60 to 360 days, depending on the borrower´s rating and the economic environment.

     Retail Risks: Credit management in our Retail banking business is characterized by the processing of a large volume of credit request, which requires specialized systems and processes. Our Retail segment includes individuals, as well as firms annual sales of up to R$150. Exposures to individuals and companies with sales of up to R$10 are managed through proprietary statistical credit scoring and behavior scoring tools, in line with the portfolio´s high volume of customers. Companies with annual sales in excess of R$10, in turn, are evaluated through a risk system, similar to the one used in the Wholesale business.

Market Risk

     We believe we have a conservative policy regarding market risk exposures. All financial and main non-financial subsidiaries, such as our credit cards, capitalization, private pension funds and insurance business are evaluated on a daily basis.

     Our market risk management group has an independent line of communication with senior management as the division is headed by a member of the Executive Committee, who reports directly to our CEO. As a result, the market risk exposure of our portfolio is independently supervised and controlled by our senior management.

     Our market risk management group is heavily involved in the process of approving new products. For each product launched by our business segments, our market risk group provides a formal statement in respect of the product, approving conditions and suggesting improvements in controls.

     Market risk management is based on limits established by the financial, risk and cash committees.

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

     We have adopted several different sets of tools and methodologies in order to manage our market risks, as Stress Testing, Sensitivity Analysis, Value at Risk (“VaR”) and Backtesting.

     We use derivatives as the main market instrument for our trading activities. By trading derivatives, we are able to achieve lower credit risk exposure than would be achieved with a position in the corresponding cash instruments. Another important role for derivatives is in managing asset and liability mismatches and for hedging purposes, when it is not intended to run a specific risk or situation. The most common derivatives traded are interest rate and foreign exchange futures, options, forwards and swaps.

     A large portion of our swap portfolio has financial institutions as counterparts. Most of this portfolio is guaranteed by the Brazilian Commodities & Future Exchange (BM&F). We also trade with non-bank counterparties, most of whom are customers of our commercial banking operations. Generally, these swaps have a time deposit as collateral.

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

Operational risks

     Operating risks are related to an institution’s unexpected losses due to inadequate or failed internal processes, human and systems behavior or from external events. We maintain an Operational Risk Area that manages operational risks and undertakes several initiatives to ensure compliance with the requirements of Basel II and the regulatory criteria of the Central Bank.

     Unibanco’s Operational Risk Area has established a set of tools and procedures to manage and control operational risks, which include:

     Risk and Control Assessment — structured approach that enables mapping, evaluating and reviewing objectives, activities and workflows of a given unit.

     New Products and Services Approval Process — ensures that prior to the launch of a new Unibanco product or service all relevant business areas have formal knowledge and understanding, issuing their respective approval.

     Loss Database — an important internal database used to store all loss events arising from our operations due to operational risk. This data is carefully classified in order to enable tracking, measuring, monitoring and reporting loss occurrences. Our Loss Database was created in 2006, and is continuously improved and updated with new and relevant loss events.

     Key Risk Indicators — provide indication and warnings of risk concerns, based upon predetermined risk levels.

     Business Continuity Plan (BCP) — a set of measures and procedures aimed to limit losses and recover business operation in the event of a crisis or a disaster with severe business disruption.

     These tools promote the integration among our managers and establish an internal culture dedicated to identifying and analyzing operational risks. In addition, it provides senior management with the tools to assess operational risks and supply a basis for economic and regulatory capital allocation under Basel II. By stimulating and maintaining an internal culture focused on efficient and integrated risk management, we aim to reduce costs and operational losses and explore business opportunities, maximizing return to our shareholders.

     As banking operations diversify and the volume of transactions involving computers and telecommunication networks increases, the importance of information technology and the potential impact of system failures or electronic security breaches have grown. Accordingly, we have devoted substantial resources to ensure the reliability, stability and security of our computer and related systems. Our main computer facility is located in S&atilde;o Paulo, where we maintain a backup system to provide automatic coverage in the case of system failures. We also store backup files recording all banking operations and conduct periodic testing to check all the procedures and identify points of attention.

(c) Derivatives

     We use a variety of derivatives, such as forwards, futures, swaps and options, as part of our overall asset and liability risk management. As required by SFAS 133, all these transactions are recorded at fair value as either assets or liabilities and are designated as hedging or non-hedging transactions.

     The following table presents the notional and credit risk amounts at December 31, 2006 and 2007 of derivative positions held for trading and hedging purposes.

	As of December 31,

	2006		2007

	Notional	Credit risk	Notional	Credit risk

Interest rates:
Swap contracts - Non Hedge	R$ 8,939	R$ 424	R$ 19,404	R$ 671
Future contracts - purchased position:
Hedge (1)	1,935	-	-	-
Non Hedge	29,310	-	50,298	-
Future contracts - sold position:
Hedge (1)	(13,680)	-	-	-
Non-Hedge	(9,187)	-	(49,637)	-
Forward contracts - Non Hedge	498	101	910	68
Option contracts - purchase option - Non Hedge	79,087	123	145,062	573
Option contracts - sale option - Non Hedge	67,728	-	111,571	-
Foreign currency:
Swap contracts - Non Hedge	2,210	47	3,690	53
Future contracts - purchased position - Non Hedge	1,083	-	1,215	-
Future contracts - sold position - Non Hedge	(1,895)	-	(8,360)	-
Forward contracts - Non Hedge	2,785	10	12,790	105
Option contracts - purchase option - Non Hedge	17,375	47	49,068	180
Option contracts - sale option - Non Hedge	9,187	-	61,104	-
Exchange:
Forward contracts - Non Hedge	-	-	304	301
Equity Securities:
Future contracts - purchased position - Non Hegde	44	-	-	-
Future contracts - sold position - Non Hedge	(57)	-	-	-
Option contracts - purchase option - Non Hedge	56	18	1,825	44
Option contracts - sale option - Non Hedge	R$ 21	-	R$ 22	-

Total credit risk		R$ 770		R$ 1,995

(1) As from January 1, 2007, we have discontinued our hedging accounting (Note 1).

Non-hedging transactions

     Interest rate and currency swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The original maturity on these contracts at December 31, 2007 ranges from two days to twelve years. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions, due to movements in interest rates and the exchange rate of currencies. We have liabilities related to interest rate and currency swaps in the amounts of R$226 and R$1,839 that are classified as “Other liabilities” at December 31, 2006 and 2007, respectively.

     Interest rate and currency futures and forwards contracts are contracts for the delayed delivery of an instrument at a specified price or yield. The notional amounts represent the face value of the underlying instrument for which daily cash settlements of the price movements are made for the future contracts. Maturities of these contracts at December 31, 2007 range from two days to twelve years. The credit risk associated with future and forwards contracts is minimized due to daily or monthly cash settlements and by entering into transactions with a select number of high-quality institutions. We have liabilities related to interest rate, currency and exchange forwards in the amounts of R$209 and R$770 that are classified as “Other liabilities” at December 31, 2006 and 2007, respectively.

     Options are contracts which (i) transfer, modify, or reduce interest rate risk, or (ii) allow us to purchase or sell a currency in exchange for the payment of a premium at inception of the contract. As a purchaser of options, we pay a premium and as the writer of options, receive a premium in exchange for bearing the risk of unfavorable movements in future interest rates and market prices for the underlying currency. We have liabilities related to interest rate, currency and equity securities option in the amounts of R$329 and R$906 that are classified as “Other liabilities” at December 31, 2006 and 2007, respectively.

Note 28 – Off-balance Sheet Financial Arrangements

Financial guarantees

     As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers which are summarized as follows:

	Contractual amounts

	As of December 31,

	Less than	1 to 3	3 to 5	After 5	No stated
	1 year	years	years	years	maturity	2007	2006

Co-obligation for credit
assignment	R$ 3	R$ -	R$ -	R$ -	R$ 17	R$ 20	R$25
Guarantees	3,785	2,173	997	7,466	414	14,835	8,960
Standby letters of credit and
other letter of credit	222	-	-	-	-	222	134

     At December 31, 2006 and 2007, the carrying value of financial guarantees is recorded in “Other liabilities” in the amount of R$60 and R$91, including the provision for probable losses in the amount of R$39 and R$57, respectively.

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

     Additionally, at December 31, 2006 and 2007 we have contractual amounts of R$27,263 and R$33,270, respectively, of unfunded commitments to extend credit for a specified time period to lend to customers who have complied with predetermined contractual conditions. These contracts have maturities of less than one year and can be renewed.

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

Note 29 - Commitments and Contingent Liabilities

Assets under management

     We manage a number of investment funds which are available to institutional investors and the general public. These assets in the amount of R$35,893 and R$45,087 at December 31, 2006 and 2007, respectively, are not included in our consolidated balance sheet. Fees are generally charged monthly, at average rates of 0.9% for 2005, 0.8% for 2006 and 0.7% for 2007 of the market value of the assets under management. We do not guarantee minimum returns or the principal amount invested on such funds.

Litigation

     We and our subsidiaries are defendants in several legal actions, mainly relating to income taxes, indirect taxes and civil and labor claims. Based on the advice of our legal counsels, we believe that an unfavorable outcome in any or all of these actions will not have a material effect on our financial condition or results of operations.

     The changes in the provision for probable losses in 2005, 2006 and 2007 were as follows:

	As of December 31,

	2005	2006	2007

Balance, beginning of year	R$ 2,378	R$ 2,707	R$ 2,968
Provision charged	1,252	1,552	2,093
Payments (1)	(923)	(1,015)	(659)
Reversal of provisions no longer required	-	(276)	(303)

Balance, end of year (note 17)	R$ 2,707	R$ 2,968	R$ 4,099

(1)	Includes R$644 and R$299 of payments in Labor Litigation at December 31, 2006 and 2007.

     The related restricted escrow deposits for contingencies are shown in Note 13.

Tax litigation (other than Income taxes)

     We are defendants in several judicial lawsuits and administrative proceedings arising out of certain indirect taxes and social security matters, mainly relating to their legality, and we recognized provisions to face probable losses relating those disputes. According to our policy for tax disputes, including those involving social security debts, we only record provisions when we believe it is probable that we will incur losses as a result of such disputes or when the tax or social security obligation under discussion is expressly due by force of law or regulation. With respect to tax administrative proceedings, we do not record provisions when the probability of loss is remote or possible and we usually pay the amounts due thereunder when there is high probability of loss.

     As of December 31, 2007, we have provisioned R$1,955 in connection with our indirect taxes and social security pending disputes, among which the most relevant are claims in connection with the increase of the basis of PIS and COFINS set forth by Law 9.718, representing R$1,566.

     In addition to the foregoing, we have off record indirect taxes and social security disputes in which we believe, based on the opinion of our legal counsel, that it is possible that we will incur losses. As of December 31, 2007, such lawsuits represented R$323 net of tax effects, and the main discussions thereunder are (i) CPMF tax on leasing companies – R$ 145, (ii) Social security contribution levy on non-wage income – R$94 and (iii) ISS taxation on leasing operations – R$21.

For information related to income taxes contingencies, see note 18.

Labor litigation

     Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. The determination of the amount of reserves required for labor contingencies is made according to two different criteria. For strategic cases, which involve amounts substantially higher than the average for similar matters, the determination of the reserve amount is made after a careful and individual analysis of each case. For other labor contingencies, such determination is based on average amounts paid for similar claims during the previous twelve-month period.

Civil litigation

     We are involved in numerous civil lawsuits that have arisen during the normal course of our business. We are not able to currently predict the total amounts involved with these claims, due to the nature of the matters involved. However, we believe that any potential liabilities related to these lawsuits will not have a material adverse effect on our financial condition or results. We are a party to (a) certain lawsuits filed by individual minority shareholders related to equity losses arising from corporate reorganizations associated with our acquisition of certain Brazilian financial institutions, (b) several class action suits that are primarily related to our banking activities (e.g. personal and moral injury due to among other reasons, returns of checks and protests of notes considered not due) and Brazilian government economic policies (we are a defendant in these lawsuits with certain other Brazilian financial institutions) and (c) other lawsuits. Those actions and claims are recorded in accordance with the probability of loss in each type of claim.

     The determination of the amount of reserves required civil contingencies is made according to two different criteria. For strategic cases, which involve amounts substantially higher than the average for similar matters, the determination of the reserve amount is made after a careful and individual analysis of each case. For other civil contingencies, such determination is based on average amounts paid for similar claims during the previous twelve-month period.

Other commitments

     We lease many properties under standard real estate leases that can be canceled at our option and include renewal options and escalation clauses for adjusting rentals to reflect changes in price indices. Expenses of real estate leases were R$225, R$229 and R$229, in 2005, 2006 and 2007, respectively.

     During 2004, we sold many properties used as branches and, subsequently, we rented them for the purpose of continuing our operations. As of December 31, 2007 the future liabilities for the payment of leases related to financing through 2009, totalized R$1.

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

     The Central Bank requires banks to comply with regulations, which currently are similar to the Basel Accord as regards capital adequacy, except for the 11% capital minimum requirement in lieu of the 8% minimum capital requirement of the Basel Accord.

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

	As of December 31,

	Partial consolidation (a)		Full consolidation (b)

	2006	2007	2006	2007

In accordance with the Central Bank requirement
Tier I Capital	12.2%	10.4%	12.9%	12.0%
Tier II Capital	3.8	4.3	3.7	4.3

Total Capital	16.0%	14.7%	16.6%	16.3%

_______________
(a)	Partial consolidation excludes non-financial subsidiaries.
(b)	Full consolidation includes both financial and non-financial subsidiaries.

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

     Additionally, the Central Bank limits the amount of investments in consolidated subsidiaries not engaged in banking, leasing or securities activities and in unconsolidated companies, premises and equipment to 50% of shareholders’ equity on a consolidated basis. The Central Bank also limits unconsolidated investments, premises and equipment to 50% of shareholders’ equity on a full consolidated basis. On December 31, 2006 and 2007 our total investment in such assets was less than the Central Bank limit.

     In February 2007, the CMN enacted Resolution 3.444/07 which redefined (i) the concepts of Reference Capital, (ii) the calculation method of both Tier 1 and Tier 2 capital, and (iii) the terms and conditions required for subordinated debt or hybrid bond instruments to compose Tier 2 capital and the terms and conditions required for hybrid bond instruments to compose Tier 1 capital.

     We had adopted the new CMN Resolution to calculate our capital ratios, in accordance with presentation of table above.

     During 2007, we established a strategic alliance with the Deutsche Bank group (“Deutsche“) through a transaction that allowed us to relieve its investments in permanent assets of non-financial activities and use more of its capital to finance its core financial activities and improved its regulatory ratios.

     Unibanco Participações Societarias S.A. ("UPS"), a then wholly-owned subsidiary of Unibanco, issued to a wholly-owned subsidiary of Deutsche 14,509,519 non-redeemable preferred shares at a price per share of R$ 134.51 resulting in total cash consideration of R$ 1,952. After the share subscription by Deutsche, our ownership in UPS decreased from 100% to 51%. UPS is a non-financial company subsidiary which holds several of our investments in strategic companies, such as Redecard, Tecnologia Bancária S.A. and Interchange. In July 2007 we sold part of the shares of Redecard held by UPS (see Note 11).

     Since UPS shares are not listed, the parties have established a transferable freestanding put and call option agreements in case either party decides to terminate the partnership. Currently, there is no intention of Unibanco to terminate the partnership. The put and call option agreements is classified as an asset and initially and subsequently recorded at fair value with changes in fair value recognized in income and classified as “Trading assets” or “Other liabilities”.

     The non-redeemable preferred shares issued by UPS are considered to be in substance common stock following the guidance provided in EITF 02-14 "Whether an Investor Should Apply the Equity Method of Accounting to Investments other than Common Stock". We recognized R$640 in income (See note 2 (z)) because realization is reasonably assured and R$338 in equity because the realization is not reasonably assured . For tax purposes, this transaction resulted in non-taxable equity income in a subsidiary.

Note 31 - Segment Information

     Our segment financial information is based on how our operations are managed. Our senior management utilizes this segment information to assess segment performance and to allocate resources. Such information is prepared based on management criteria defined by our executive committee and is duly reconciled with our financial statements prepared in accordance with Brazilian GAAP.

     Throughout this annual report, we present financial information by operating segment, with respect to our five business segments: Retail, Wholesale, Treasury, Insurance and Pension Plans and Wealth Management; and one non-operating Corporation segment.

     The measurement methods used to segment our net income by business segment considers: (i) interest paid to the non-operating Corporation Segment on capital allocated on each business; and (ii) full cost allocation, including direct and overhead costs. In the Adjustments and Reclassifications column, we disclose the differences between the management reporting basis and the USGAAP criteria.

     Beginning 2007, operational changes in the measurement methods enabled us to describe our non-operating Corporation segment, which captures (i) the interest earned on the capital allocated to the operating segments; (ii) temporary differences between management criteria and Brazilian GAAP; and (iii) the effects of certain corporate matters, which occur as a result of management decisions, such as the sale of an investment. Additionally, beginning in 2007, the treasury activities currently performed by recently created Treasury segment were performed before 2007 by our Wholesale segment.

     For comparison purposes, we have also presented all segment financial information for the years ended December 31, 2005 and 2006 based on the current methodology.

     The following tables present a summary of our operations for the years ended December 31, 2005, 2006 and 2007 by segment, in accordance with SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”.

	For the year ended December 31, 2005

	Retail	Wholesale	Wealth management	Treasury	Insurance and Pension Plans	Corporation	Consolidated on a management reporting basis	Adjustments and Reclassifications	Consolidated USGAAP

Net interest income	R$ 6,406	R$ 551	R$ 58	R$ 295	R$ 229	R$ 677	R$ 8,216	R$ 361	R$ 8,577
Provision for loan losses	(1,804)	130	3	-	(1)	(232)	(1,904)	34	(1,870)

Net interest income after provision for loan losses	4,602	681	61	295	228	445	6,312	395	6,707
Insurance, private retirement plan and pension investment contracts, net	117	-	-	-	329	12	458	(672)	(214)
Equity in results of unconsolidated companies	1	-	-	-	42	(3)	40	118	158
Fee and commission income	2,754	320	179	-	126	114	3,493	(781)	2,712
Salaries and benefits and administrative expense	(4,500)	(207)	(87)	(29)	(263)	(92)	(5,178)	(578)	(5,756)
Financial transaction and other taxes	(682)	(50)	(9)	(6)	(105)	(145)	(997)	997	-
Other non interest income (expense)	(681)	(90)	(3)	-	(61)	(392)	(1,227)	(112)	(1,339)
Non-operating income (expense)	(29)	(11)	-	-	11	58	29	(29)	-

Income before taxes and minority interest	1,582	643	141	260	307	(3)	2,930	(662)	2,268
Profit sharing	(154)	(59)	(10)	(5)	(22)	(75)	(325)	325	-
Income taxes	(394)	(198)	(37)	(88)	(41)	157	(601)	141	(460)
Minority interest	-	-	-	-	(155)	(11)	(166)	8	(158)

Net income	R$ 1,034	R$ 386	R$ 94	R$ 167	R$ 89	R$ 68	R$ 1,838	R$ (188)	R$ 1,650

Identifiable assets	R$ 30,873	R$ 24,773	R$ 622	R$ 22,735	R$ 9,796	R$ 3,032	R$ 91,831	R$ (2,013)	R$ 89,818

	For the year ended December 31, 2006

	Retail	Wholesale	Wealth management	Treasury	Insurance and Pension Plans	Corporation	Consolidated on a management reporting basis	Adjustments and Reclassifications	Consolidated USGAAP

Net interest income	R$ 7,242	R$ 690	R$ 63	R$ 492	R$ 194	R$ 1,020	R$ 9,701	R$ (126)	R$ 9,575
Provision for loan losses	(2,476)	130	-	-	7	(84)	(2,423)	393	(2,030)

Net interest income after provision for loan losses	4,766	820	63	492	201	936	7,278	267	7,545
Insurance, private retirement plan and pension investment contracts, net	94	-	-	-	350	(24)	420	(748)	(328)
Equity in results of unconsolidated companies	(10)	-	-	-	64	9	63	132	195
Fee and commission income	3,000	388	199	-	152	85	3,824	(816)	3,008
Salaries and benefits and administrative expense	(4,665)	(209)	(80)	(35)	(281)	(506)	(5,776)	(369)	(6,145)
Financial transaction and other taxes	(712)	(84)	(13)	(18)	(80)	(44)	(951)	951	-
Other non interest income (expense)	(962)	(88)	(2)	-	(22)	(285)	(1,359)	(284)	(1,643)
Non-operating income (expense)	(105)	(6)	-	-	(22)	101	(32)	32	-

Income before taxes and minority interest	1,406	821	167	439	362	272	3,467	(835)	2,632
Profit sharing	(227)	(80)	(12)	(7)	(23)	(130)	(479)	479	-
Income taxes	(299)	(249)	(48)	(147)	(58)	199	(602)	70	(532)
Minority interest	-	-	-	-	(166)	(11)	(177)	28	(149)
Profit from non-recurring events(1)	-	-	-	-	-	(459)	(459)	459	-

Net income	R$ 880	R$ 492	R$ 107	R$ 285	R$ 115	R$ (129)	R$ 1,750	R$ 201	R$ 1,951

Identifiable assets	R$ 34,672	R$ 27,252	R$ 647	R$ 27,616	R$ 11,233	R$ 2,358	R$ 103,778	R$ (1,215)	R$ 102,563

___________________
(1) In 2006, profit from non-recurring events considers the acceleration of the goodwill amortization period from ten to five years.

	For the year ended December 31, 2007

	Retail	Wholesale	Wealth management	Treasury	Insurance and Pension Plans	Corporation	Consolidated on a management reporting basis	Adjustments and Reclassifications	Consolidated USGAAP

Net interest income	R$ 7,586	R$ 813	R$ 78	R$ 664	R$ 217	R$ 1,080	R$ 10,438	R$ 63	R$ 10,501
Provision for loan losses	(2,149)	(11)	(1)	-	(1)	7	(2,155)	220	(1,935)

Net interest income after provision for loan losses	5,437	802	77	664	216	1,087	8,283	283	8,566
Insurance, private retirement plan and pension investment contracts, net	102	-	-	-	516	(93)	525	(793)	(268)
Equity in results of unconsolidated companies	12	-	-	-	49	42	103	158	261
Fee and commission income	3,176	544	245	4	104	46	4,119	(1,035)	3,084
Salaries and benefits and administrative expense	(4,763)	(161)	(84)	(57)	(294)	(522)	(5,881)	(615)	(6,496)
Financial transaction and other taxes	(842)	(87)	(15)	(31)	(127)	(106)	(1,208)	1,208	-
Other non interest income (expense)	(1,281)	(183)	(3)	-	(124)	(276)	(1,867)	2,353	486
Non-operating income (expense)	3	(49)	-	-	9	50	13	(13)	-

Income before taxes and minority interest	1,844	866	220	580	349	228	4,087	1,546	5,633
Profit sharing	(257)	(92)	(13)	(11)	(25)	(161)	(559)	559	-
Income taxes	(465)	(262)	(55)	(185)	(75)	287	(755)	(591)	(1,346)
Minority interest	-	-	-	-	(145)	(28)	(173)	(554)	(727)
Profit from non-recurring events(1)	-	-	-	-	-	848	848	(848)	-

Net income	R$ 1,122	R$ 512	R$ 152	R$ 384	R$ 104	R$ 1,174	R$ 3,448	R$ 112	R$ 3,560

Identifiable assets(2)	R$ 48,582	R$ 32,375	R$ 928	R$ 50,513	R$ 13,635	R$ 3,564	R$ 149,597	R$ (1,326)	R$ 148,271

___________________
(1) In 2007, profit from non-recurring events considers the gains from our partial or complete divestures of our investments in Serasa, Redecard, Bovespa and BM&F and the admittance of a minority partner into UPS, deducted from provisions (mainly provisions for loan losses and civil, labor and tax litigations) and accelerated amortization of a portion of our goodwill.
(2) Identifiable assets represent the total assets of the segment (current, long-term and permanent assets).

     Our operations are primarily carried out in Brazil; however, we have operations in the United States, Grand Cayman, Luxembourg and Paraguay, none of which are individually material to Unibanco and its subsidiaries as a whole.

Note 32 - Parent Company Financial Information

     Condensed financial information of Holdings, the Parent Company, is presented below:

	As of December 31,

Balance sheet:	2006	2007

Interbank investments	R$ 138	R$ 201
Investment in Unibanco	6,068	7,580
Dividends receivable	202	382
Other assets	70	95

Total assets	R$ 6,478	R$ 8,258

Dividends payable	R$ 206	R$ 325
Other liabilities	153	265
Shareholders' equity	6,119	7,668

Total liabilities and shareholders' equity	R$ 6,478	R$ 8,258

	For the year ended December 31,

Statement of income:	2005	2006	2007

Interest on deposits in other banks	R$ 12	R$ 17	R$ 22
Dividends from Unibanco	412	500	756
Equity in undistributed earnings of Unibanco	539	592	1,254
Non-interest expense, net	43	41	98

Net income	R$ 920	R$ 1,068	R$ 1,934

Statement of cash flows:
Operating activities:
Net income	R$ 920	R$ 1,068	R$ 1,934
Less – Equity and dividends in earnings of Unibanco	951	1,092	2,010
Change in assets and liabilities
Other assets	(42)	(1)	(25)
Other liabilities	61	24	113

Net cash used in operating activities	(12)	(1)	12

Investing activities:
Cash dividends received	394	459	576
Cash dividends paid	(336)	(407)	(525)

Net cash provided by investing activities	58	52	51

Financing activities:
Net increase in cash and cash equivalents	46	51	63
Cash and cash equivalents at beginning of year	41	87	138

Cash and cash equivalents at end of year	R$ 87	R$ 138	R$ 201

Note 33 – Subsequent Events

(a) Changes in Tax legislation

     (i) The Provisional Measure (MP) no. 413, of January 3, 2008, and converted into law nº 11,727 on June 23,2008, increased the rate of the Social Contribution on the Net Income – CSLL of the financial sector from 9% to 15% of the taxable income, enacted from May 1, 2008, as well as increased the deferred tax asset, due to the increase in the rate on deferred tax assets carried in the balance sheet (Note 18).

     (ii) On December 17, 2007, Decree nº 6,306 introduced new provisions regarding the Tax on Credit, Exchange and Insurance Transactions (“IOF”) effective January 4, 2008. This Decree increased the IOF rate on several financial transactions involving loans, insurance and foreign exchange transactions by 0.38% . Furthermore, the daily IOF rate applied on loans to individuals was increased from 0.0041% to 0.0082%, subject to a 3.0% cap. For financial institutions, IOF is just a secondary obligation, as it is withheld and transferred to Brazilian Federal Tax Authorities on behalf of customers.

(b) Stock Repurchase Program

     On February 13, 2008, the Board of Directors of both Unibanco and Holdings approved the acquisition of up to 20 million Units for the purpose of maintaining these Units in treasury for further sale or cancellation, without reducing the share capital of Unibanco or Holdings. Unibanco’s executive board of officers shall decide the timing and volume of the acquisitions within the limits established by Unibanco and Holdings´ Boards of Directors. The authorization will be valid for 12 months as from February 15, 2008, and the acquisition of the Units will be carried out at fair market value through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A. or other that comes to be defined by the executive board of officers of Unibanco.

(c) Central Bank Compulsory Deposit

     The Brazilian Central Bank determined through Circular no. 3,375/08, a compulsory liquidity reserve deposit on interbank deposits of leasing companies in other financial institutions. The initial deposit is 5% of interbank deposits from March 2008, with a progressive increase up to 25% by January 2009.

(d) Notes Issued Under Securitization Arrangements

     On April 2008 Unibanco concluded the issue of a sindicated loan in the amount of US$210, with maturity up to 5 years. In the same period, Unibanco concluded another issuance under securitization program in the amount of US$200, with final maturity of 7 years, with a 2-year grace period, through an international private market placement.

(e) Capitalization of Reserves with Bonus Stock

     On May 29, 2008, Holdings´Board of Directors proposed to an increase of R$1,745 to the capital stock, thereby increasing our overall capital stock from R$4,555 to R$6,300 through the capitalization of R$1,468 of the funds currently in the equalization of equity reserve and R$277 of the funds currently in the reserve for unrealized profits.

     In the same date, Unibanco´s Board of Directors proposed an increase of R$3,000 to the capital stock, thereby increasing our overall capital stock from R$8,000 to R$11,000 through the capitalization of funds currently in the reserve designed to ensure that Unibanco has adequate operating margins.

     In the event both our shareholders and those of Holdings approve the proposal, the shareholders who hold Units shall receive, on a determined record date to be determined after the Central Bank approval, for each ten Units held, one additional Unit and the shareholders who hold GDS, shall receive, for each ten GDSs held, one additional GDS.

     These decisions, however, are pending Shareholders and Central Bank approval.

(f) Change the ratio of the GDS

     At the Extraordinary Shareholders´Meeting, held by us and by Holdings on May 29, 2008, our Board of Directors proposed the capitalization of reserves with Bonus Stock (see item (e)) and to change the ratio of the GDSs to Units to one GDS per two Units.

     The ratio´s change is pending CVM approval.

Redecard S.A.

Financial statements
December 31, 2007, 2006 and 2005
(With independent auditors’ report thereon)

Financial statements

December 31, 2007, 2006 and 2005

Independent auditors’ report

The Board of Directors
Redecard S.A.:

We have audited the accompanying balance sheet of Redecard S.A. (the “Company”) as of December 31, 2007, and the related statements of income, changes in shareholders’ equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redecard S.A. as of December 31, 2007, and the results of its operations, changes in its shareholders’ equity and changes in its financial position for the year then ended in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature of such differences is provided in Note 20 to the financial statements.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The statement of cash flows included in the financial statements for the year ended December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 13, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6

Ricardo Anhesini Souza	Giuseppe Masi
Accountant CRC 1SP152233/O-6	Accountant CRC 1SP176273/O-7

Redecard S.A.

Balance sheets
December 31, 2007 and 2006
(In thousands of Reais)

Assets	Note	2007	2006	Liabilities and shareholders' equity	Note	2007	2006
			(Unaudited)				(Unaudited)
Current				Current
Cash and cash equivalents		24,321	215,370	Accounts payable to merchants		11,979,696	9,420,451
Accounts receivable - Issuers		13,027,701	9,940,542	Suppliers		20,627	22,188
Other accounts receivable	6	71,137	50,599	Labor obligations		42,706	38,619
AdvanceAdvance to thirdthird partiesparties andand employeesemployees		2,533	2,725	TaxesTaxes payablepayable	9	68,305	29,231
Deferred income and social contribution taxes	5	45,400	69,229	Borrowings	10	360,790	375,681
Prepaid expenses	7	3,931	3,442	Dividends payable	11/14.b	206,298	69,429

				Interest on shareholders' equity	14.b	13,638	-
Total current assets		13,175,023	10,281,907	Participation in the consortium payable		-	155,367
				Other accounts payable	12	117,756	152,746

Noncurrent assets
				Total current liabilities		12,809,816	10,263,712
Deferred income and social contribution taxes	5	27,531	40,697
Judicial deposits	13	10,687	13,834	Noncurrent liabilities

Permanent assets				Provision for contingencies	13.a	80,973	183,743

Fixed assets	8	803,893	677,535
Accumulated depreciation	8	(607,045)	(502,257)	Total noncurrent liabilities		80,973	183,743

Total noncurrent assets		235,066	229,809	Shareholders' equity	14

				Capital		473,551	53,551
				Revenue reserves		45,749	10,710

				Total shareholders' equity		519,300	64,261

Total assets		13,410,089	10,511,716	Total liabilities and shareholders' equity		13,410,089	10,511,716

See the accompanying notes to the financial statements.

Redecard S.A.

Statements of income

Years ended December 31, 2007, 2006 and 2005

(In thousands of Reais, except net income per share)

	Note	2007	2006	2005
			(Unaudited)	(Unaudited)
Gross revenues

Revenue from services rendered		1,454,505	-	-

Credits		808,518	-	-
Debits		205,477	-	-
Equipment leases		374,936	-	-
Others		65,574	-	-

Deductions from gross revenues		(159,205)	-	-

Tax on Services - ISS		(52,927)	-	-
Profit Participation Program - PIS		(18,958)	-	-
Social Security Financing Contribution - COFINS		(87,320)	-	-

Net operating revenues		1,295,300	-	-

Cost of services rendered		(436,679)	-	-

Gross profit		858,621	-	-

OperatingOperating expenses andand incomeincome		(237,032)	-	-

Personnel		(93,801)	-	-
Administrative		(82,523)	-	-
Marketing		(45,049)	-	-
Depreciation and amortization		(6,007)	-	-
Other operating expenses, net		(9,652)	-	-
			-	-
Financial results		264,009	-	-

Financial income		391,262	-	-
Financial expenses		(96,571)	-	-
Other financial expenses, net		(30,682)	-	-

Operating income		885,598	-	-

Non-operating income		15,971	-	-
Expenses related to the Initial Public Offering Shares		(17,552)

Income before the participation in the consortium		884,017	-	-

Participation in the Redecard Consortium		149,092	442,763	285,808

Income before social contribution, income tax,
profit sharing and reversal of
interest on sharholders' equity	14.b	1,033,109	442,763	285,808

Income and social contribution taxes		(330,583)	(149,100)	(99,054)

Income tax		(238,398)	(109,425)	(72,816)
Social conribution		(92,185)	(39,675)	(26,238)

Income before profit sharing and reversal
of interest on shareholders' equity		702,526	293,663	186,754

Provision for profit sharing		(17,814)	-	-
Reversal of interest on shareholders' equity	14.b	16,053	-	-

Net income for the year		700,765	293,663	186,754

Net income per share (*)		1.04	156.37	99.44

(*) As of June 15, 2007, after the splitting of the total amount of the common shares, each one (1) registered common share without par value (“Common share”), held at that date by the Company’s shareholders, represents 350 common shares, upon free distribution of 349 new shares for each existing share. On July 11, 2007 a Shareholders' Meeting decided on the increase of the capital, upon the issuance of 15,555,555 shares, equally subscribed by the controlling shareholders, Citi, Itaú, Unibanco and paid up on July 17, 2007, in the total amount of R$ 420 million. After such increase, Capital of the Company is divided into 672,970,705 common shares.

See the accompanying notes to the financial statements.

Redecard S.A.

Statement of changes in shareholders' equity

Years ended December 31, 2007, 2006 and 2005

(In thousands of Reais)

			Revenue	Retained
		Capital	Reserves	earnings	Total

Balances as of December 31, 2004 (Unaudited)	Note	45,199	8,352	-	53,551

Capital increase		8,352	(8,352)	-	-

Net income for the year		-	-	186,754	186,754

Distributions:
Legal reserve		-	9,338	(9,338)	-
Dividends distributed		-	-	(120,513)	(120,513)
Dividends to be distributed		-	-	((56,903), )	((56,903), )

Balances as of December 31, 2005 (Unaudited)		53,551	9,338	-	62,889

Net income for the year	14	-	-	293,663	293,663

Distributions:
Legal reserve	14	-	1,372	(1,372)	-
Dividends	14	-	-	(292,291)	(292,291)

Balances as of December 31, 2006 (Unaudited)		53,551	10,710	-	64,261

Capital increase approved at the shareholders'
meeting at July 11, 2007	14.a	420,000	-	-	420,000
Net income for the year	14.b	-	-	700,765	700,765

Distributions:
Legal reserve		-	35,039	(35,039)	-
Dividends	14.b	-	-	(649,673)	(649,673)
Interest on shareholders' equity	14.b	-	-	(16,053)	(16,053)

Balances as of December 31, 2007		473,551	45,749	-	519,300

See the accompanying notes to the financial statements.

Redecard S.A.

Statements of changes in financial position

Years ended December 31, 2007, 2006 and 2005

(In thousands of Reais)

		Note	2007	2006	2005
Sources of funds				(Unaudited)	(Unaudited)
From operations
Net income for the year		14.b	700,765	293,663	186,754

Items not affecting working capital
Depreciation and amortization			113,496	134,195	153,587
Gains (Losses) on the sale of fixed assets			(1,910)	(1,111)	110
Gains (Losses) on investments			(15,629)	(28,313)	116

			796,722	398,434	340,567

From shareholders
Capitalp increase		14.a	420,000	-	-

			420,000	-	-

From third parties
Reduction of long-term assets			16,313	6,852	-
Proceeds from disposal of fixed assets			3,822	4,097	903
Proceeds from disposal of investments			15,629	28,313	-

			35,764	39,262	903

Total sources of funds			1,252,486	437,696	341,470

Application of funds
Operations
Fixed assets			136,978	107,565	124,293
Reduction (increase) of long-term liabilities			102,770	12,027	(31,065)
Dividends distributed		14.b	649,673	292,291	177,416
Interest on shareholders' equity		14.b	16,053	-	-

Total applications of funds			905,474	411,883	270,644

Increase in working capital			347,012	25,813	70,826

		2007		2006	2005

				(Unaudited)	(Unaudited)
Represented by	Beginning	End of year	Variation	Variation	Variation
Current assets	10,281,907	13,175,023	2,893,116	2,181,265	2,081,796
Current liabilities	10,263,712	12,809,816	2,546,104	2,155,452	2,010,970

	18,195	365,207	347,012	25,813	70,826

See the accompanying notes to the financial statements.

Redecard S.A.

Statements of cash flows

Years ended December 31, 2007, 2006 and 2005

(In thousands of Reais)

	2007	2006	2005
		(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income for the year, after distribution of the Consortium's results	700,765	293,663	186,754

Adjustments to reconcile net income to net cash from
operating activities:
Depreciation and amortization	113,496	134,195	153,587
(Gains) losses on sale of fixed assets	(1,910)	(1,111)	110
(Gains) losses on investments	(15,629)	(28,313)	116

Decrease (increase) in operating assets
Accounts receivable - Clients	(3,107,994)	(1,955,904)	(2,069,140)
Recoverable deferred tax	36,995	(15,633)	(24,534)
Contingency provision	3,147	(1,399)	(3,059)

Increase (decrease) in operating liabilities
Payroll and related charges	4,087	1,130	1,251
Suppliers	2,557,684	2,107,131	1,922,602
Others	(39,850)	12,877	121,205
Tax payable	39,074	20,669	(2,917)
Provision for contingency	(102,770)	(12,026)	46,482

Net cash from operating activities	187,095	555,279	332,457

Cash flows from investing activities
Additions of plant and equipment	(136,977)	(107,565)	(124,293)
Proceeds from disposal of assets	3,822	4,098	903
Proceeds from disposal of investments	15,629	28,313	-

Net cash used in investing activities	(117,526)	(75,154)	(123,390)

Cash flows from financing activities
Net short-term debt borrowings and financing	(14,891)	13,646	(31,171)
Payment of dividends and interest on shareholders' equity	(665,727)	(292,292)	(177,416)
Capital increase	420,000	-	-

Net cash used in financing activities	(260,618)	(278,646)	(208,587)

Net increase (decrease) in cash and cash equivalents	(191,049)	201,479	480

Cash and cash equivalents at the beginning of the year	215,370	13,891	13,411
Cash and cash equivalents at the end of the year	24,321	215,370	13,891

	(191,049)	201,479	480

See the accompanying notes to the financial statements

Redecard S.A.

Notes to the financial statements

Years ended December 31, 2007, 2006 and 2005

(In thousands of Reais)

1 Operations

Redecard S.A. was constituted on November 1, 1996, and its main activity is to act as a trader for transactions using the credit cards under the banners MasterCard®, MasterCard Electronic® and Diners Club International®, and with the debit cards MasterCard Maestro®, RedeShop® and Maestro®, through registering and approving trade merchants.

The business model for Redecard’s trading activities consists of registering and approving trade and service entities, and also capturing, transmitting, processing and settling transactions that use the aforementioned credit and debit cards.

Redecard’s operations consist of the following businesses:

a. Credit and Debit cards: through capturing, processing and settling trade and financial transactions using the aforementioned cards. For the services provided, Redecard charges these establishments an administration fee, which comprises the issuer’s remuneration, referred to as interchange and remuneration for the services provided by Redecard;

b. Anticipated financial settlement to registered trade merchants for amounts receivable from the credit cards MasterCard and Diners Club International, through requests made by these establishments and only for those transactions made using these cards. Redecard earns financial income from these operations;

c. Leasing of equipment to register the electronic transactions, referred to as “Point-of-Sales” or “POS”. The Company earns monthly income from leasing this equipment;

d. Services provided to partner companies through capturing, routing and transmitting transactions made using benefit cards (vouchers), such as: food, meals, fuel, etc, as well as Private Label cards, usually issued by financial companies. The income earned by Redecard consists of the fees charged to the voucher and financial companies;

e. Credit check services provided to trade merchants by means of consultation with the credit-scoring agency Serasa through the POS equipment. The income earned by Redecard consists of the fees charged directly to these establishments and a small margin on the costs from Serasa.

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

2 Redecard Consortium

Redecard S.A. was the leader of a consortium (Consórcio Redecard), constituted on November 1, 1996, the date the Company started operating, and which was terminated on March 31, 2007, consisting of the following consortium members: Banco Itaucard S.A, Unibanco - União de Bancos Brasileiros S.A. and Banco Citibank S.A. After the termination of the Consórcio Redecard, all of its activities were assumed by Redecard S.A.

Consórcio Redecard was not a corporate legal entity; and operated as a common enterprise to provide services related to the use of credit and debit cards and other means of payment, at establishments registered and approved by Redecard in Brazil, and its activities included developing promotional and publicity activities to encourage the use of the aforementioned cards.

Background

At the end of 1970, three banks, Citibank, Itaú and Unibanco founded Credicard, a company set up to administer credit cards. Since its inception, Credicard has been a successful company, accumulating record number of cards issues and number of establishments qualified. In 1983, it entered into a partnership with Visa International, and started issuing its cards under the rules of this Banner. In 1987, Credicard terminated its agreement with Visa and entered into a partnership with MasterCard International.

In 1990, Credicard administered the credit card portfolio of 60 financial institutions in Brazil, sharing the results earned from the credit card portfolio, as it had exclusive right to issue the Mastercard credit cards.

Its exclusive right to issue credit cards under the MasterCard banner was interrupted in 1996, as a result of the changes in the market, mainly the incorporation of Banco Nacional by Unibanco. This incorporation resulted in the same corporate group having an entity responsible for issuing Visa Cards (Banco Nacional) and another entity (Unibanco) being exclusively responsible for issuing, via Credicard, the credit cards with the MasterCard banner.

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

Until then, both Credicard, the issuer authorized for the MasterCard banner, and also the issuers of credit cards authorized by Visa, maintained as part of their operations, the activities related to granting credit to the credit card holders and the activities of registering merchant entities so that they could accept payments for their sales through the use of the credit cards. The end of the exclusive right to the MasterCard banners resulted therefore, in the need to define mechanisms and processes that would encourage the issue of the maximum possible volume of its credit cards, but at the same time, mitigating risks and reducing costs.

Consequently, on September 2, 1996, Redecard was constituted from the spin off of the area responsible for registering merchant entities from Credicard, with the three main shareholders of Credicard being retained in the company. Later, during 1997, MasterCard International became a shareholder of Redecard. The focus of Redecard was on the relationships with the trading merchants and developing and maintaining the systems and specific processes to attend the credit card issuers with the MasterCard banner in Brazil, as well as the debit card issuers with Redeshop and Maestro banners.

In addition, within the concept of a two sided market, it was necessary to create mechanisms to improve the incentive for issuing credit cards with the MasterCard and Redeshop banners, by other credit card administrators. The constitution of the Redecard Consortium, since the first day of Redecard’s operations, on November 01, 1996, was the most effective means identified by the Controlling Shareholders to formalize the association and administer Redecard, taking into consideration the credit card base issued by Credicard and the systems that had been operating at Credicard, which were transferred to Redecard.

Initially, the Redecard consortium was constituted with the participation of two consortium members: Credicard and Redecard. In April 1997, in the first alteration to the Statutes of the Redecard Consortium, Credicard assigned part of its rights to the results from the Consortium directly to the controlling shareholders, common to the two companies. In December 1997, in the second alteration to the Statutes, the shareholder Itaú was entitled to the results on the same basis as Credicard, through the assignment of the participation equivalent to the credit card base issued by Itaucard. In the third alteration in January 2006, Credicard withdrew from the Redecard Consortium and the controlling shareholders of Redecard started to receive the results, which until then, were distributed to Credicard. Finally, the fourth and last alteration, dated March 31, 2007, refers to the interruption and liquidation of the Redecard Consortium. The legal basis for the Contract for the Constitution of the Redecard Consortium was articles 278 and 279 of law 6.404 of December 15, 1976; it was not a legal entity, and its activities, according to the Third Clause of the Contract, consisted of common enterprise to produce the following services related to the use, through the Redecard system, of credit cards issued by its Members:

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

a. Administration of the network of merchant entities that accept transactions using credit cards;

b. Obtaining, transmitting, processing and settling transactions generated from using credit cards;

c. Developing other activities that are similar to or related to the interests of the Consortium.

The rights and obligations related to income and the allocation of expenses were regulated in annexes I, II, III and IV. Annex I established the rules to preserve the results from the portfolio of credit cards issued by Credicard and subsequent to December 1997, also by Itaucard. This Annex determined the distribution to the Consortium members Credicard and Itaucard, of the income from the discount rates charged to the merchant entities, from using the credit cards issued by Credicard and Itaucard, in proportion to their participation in the income earned.

Annex II includes the income from the discount rates earned from transactions undertaken at the merchant entities, using credit cards issued by the other credit card administrators authorized by MasterCard, both in Brazil and overseas. In addition, income from the hire of POS equipment was also included. The income was distributed to the Consortium members based on their shareholding interest in Redecard, except MasterCard.

The purpose of separating the consortium members, in accordance with these two Annexes, was to admit new partners that issue credit cards with the MasterCard banner, increasing and encouraging business for Redecard, but, at the same time, the shareholders did not wish to dilute the results that could be earned from the credit card base that Credicard had built up over the 25 years of its operations.

Annex III of the Consortium’s contract included income from the discount rates charged to the establishments on transactions undertaken using debit cards with the banners Redeshop and Maestro, and also income from anticipation of amounts payable to the establishments.

Annex IV of the Consortium’s contract presented a summary and a diagram of the distribution of income according to Annexes I, II and III.

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

Expenses incurred by Redecard, the leader of the consortium, were allocated between all of the consortium members based on the nature of the expense and considering the proportional participation of each member in the consortium income. Thus, all of the expenses were allocated except those of a financial nature, which were allocated directly to the results from the business from the anticipation of amounts payable to the establishments.

The additional partnerships anticipated at the time of constituting the Redecard Consortium, however, did not occur, and changes in the corporate structure of Credicard in 2004, resulted in changes being made to the Consortium Contract.

The Redecard Consortium operated until March 31, 2007, and its social objects referred to the same activities as those currently undertaken by the Company, which include the registering of establishments to accept credit card payments and also obtaining, transmitting, processing and settling transactions undertaken using MasterCard and Diners credit and debit cards in Brazil. On this date, the members of the Redecard Consortium were the controlling shareholders.

The Company, as the leader of the Redecard Consortium, performed all of the activities and acts of the Redecard consortium. Since March 31, 2007, with the end of the activities undertaken by the Redecard Consortium, the obligations, rights, income, expenses and financial and operational results belong wholly to Redecard.

3 Presentation of the financial statements and significant accounting policies

The financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and the rules and regulations of the Brazilian Securities Commission (CVM). All amounts in the financial statements and related notes for 2006 and 2005 are not audited in accordance with auditing standards generally accepted in the United States of America.

a. Statements of income

Income and expenses are recognized in the income statement on an accruals basis. Revenues earned from credit and debit card transactions are appropriated to results on the dates the transactions are processed. Revenues from services provided to partners and to trade merchants are recognized in results based when the services are realized. Revenue is not recognized if there are significant uncertainties as to its realization.

b. Accounting estimates

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, the provision for doubtful accounts, deferred income tax and social contribution and the provision for contingencies. The settlement of transactions involving these estimates may result in significantly different amounts due to the inaccuracies inherent in determining them. The Company reviews the estimates and assumptions at least annually.

c. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into Reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange variations arising on translation are recognized in the income statement. These balances originate mainly from transactions undertaken at establishments using credit and debit cards issued by foreign institutions, licensed to use MasterCard and Diners Club International cards.

d. Fixed assets

Fixed assets are recorded at acquisition cost and depreciated using the straight-line method at rates which take into account the estimated useful lives of the assets. The costs incurred from replacing a fixed asset component are not capitalized given the difficulty in estimating the future economic benefit arising from them.

e. Income tax and social insurance contribution

The income and social contribution taxes, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 240 thousand for income tax and 9% on taxable income for social contribution on net income.

The provision for these taxes is recorded within “Taxes Payable”. The deferred tax assets arising from temporary differences have been recorded in accordance with CVM Instruction 371 of June 27, 2002, and take into consideration past profitability and the expectation of future taxable income based on a technical viability study.

f. Accounts receivable from issuers and accounts payable to merchants

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

These amounts refer to the values of transactions undertaken by holders of credit cards issued by financial institutions licensed to use MasterCard and Diners Club International cards; the balances for accounts receivable from issuers are net of interchange fees and the balances for accounts payable to merchants are net of administration fees (discount), with recovery from the issuers and payment to the merchants falling due within one year.

g. Other accounts receivable

The amounts recorded within “Other accounts receivable” refer to: (i) amounts receivable from partner’s clients for services rendered upon capture, routing and transmission of transactions carried out with benefit cards (voucher), such as, but not limited to, food, meals, fuel, in addition to Private Label cards, usually issued by financial institutions; (ii) amounts receivable from the qualified establishments referring to the leasing of equipment for electronic capture of transactions (POS) and for the rendering of credit check services through consultation with Serasa’s database by means of this equipment.

h. Provision for doubtful debts

The provision for doubtful debts is recorded based on an analysis of the risks of not recovering amounts receivable from issuers and merchants, mainly based on the historic recovery, default and inactivity of issuers and merchants, and is recorded for an amount considered sufficient to cover possible losses. At December 31, 2007 and 2006, it was not necessary to record a provision for accounts receivable from issuers. A provision has been recorded for the leasing of equipment for capturing transactions (POS) installed at merchants considered to be inactive by the Company, and for amounts claimed by credit-card holders against merchants that had not been registered and approved by the Company, at the time of the complaint or that do not have credits receivable from transactions undertaken using MasterCard and Diners Club International credit cards.

i. Borrowings

Stated at the amounts borrowed from financial institutions, plus contractual charges incurred to the balance sheet date.

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

j. Contingent liabilities

These arise from legal processes inherent to the normal course of business, filed by third parties and ex-employees, through civil and labor claims. The timing and amount of these contingencies are inherently uncertain. Management utilizes models, strict criteria and legal advisors to enable their adequate quantification. The contingencies are classified as: probable, for which a provision is recorded; possible, which are disclosed but for which no provision is recorded; or remote, for which disclosure or a provision is not required.

The provisions that involve tax processes are recorded for an amount equivalent to the total value of the taxes being legally disputed, plus updates for inflation and interest for late payment, as if due, to the balance sheet date.

The provisions for the proceedings with the Labor Courts related to Redecard have been recorded for the total value of the labor claims, updated for inflation, plus interest calculated to the balance sheet dates.

k. Provisions

A provision is recognized in the balance sheet when the Company has a legal obligation or is compelled as a result of a past event, and it is probable that economic resources will be required to settle the obligation. Provisions are recorded at the best estimates of the risk involved.

l. Other current and long-term assets and liabilities

Stated at net realizable values, at known or calculated amounts, plus, when applicable, the related charges, monetary and/or exchange variations incurred to the balance sheet date.

4 Cash and cash equivalents

Consist of amounts available in the Company’s bank accounts, represented by amounts deposited with financial institutions that issue credit cards, with these amounts used to settle transactions with merchants on the first business day of the month subsequent to the balance sheet date.

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

5 Deferred income and social contribution taxes

a. Composition

The main components of the deferred income and of social contribution taxes are stated below:

	2007	2006
Deferred taxes on temporary differences:		(Unaudited)
Provision for civil contingencies	2,906	2,097
Provision for labor contingencies	3,831	2,520
Provision for tax contingencies	20,793	36,080
Other provisions	45,401	69,229

Total deferred taxes	72,931	109,926

Current	45,400	69,229
Non-current	27,531	40,697

b. Expected realization

The Company prepared projections of future taxable income, which were submitted to the Board of Directors and indicated the recoverability of the amounts recorded as deferred taxes as of December 31, 2007 in accordance with CVM instruction No. 371.

Deferred taxes are expected to be utilized as follows:

Year of expected realization	Income tax	Social contribution tax

2008	33,382	12,018
2009	3,175	1,143

2010	4,954	1,783
2011	-	-
2012	12,115	4,361

Total	53,626	19,305

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

Deferred income and social contribution taxes are recorded to reflect the future tax effects attributable to temporary differences between the tax base for assets and liabilities and the respective book values.

The book value of the deferred tax asset is periodically revised and in the event of significant factors that alter the projections of taxable income these are revised by the Company.

Management considers that the deferred assets arising from temporary differences will be realized at the time of the final resolution of the contingencies and events. At December 31, 2007 and 2006, the Company did not have significant balances of tax losses carry forwards.

6 Other accounts receivable

	2007	2006
		(Unaudited)
Lease of POS equipment	47,273	39,879
Other Services	39,573	23,227
(-) Provision for doubtful debts	(15,709)	(12,507)

Total	71,137	50,599

7 Prepaid expenses

	2007	2006
		(Unaudited)
Software maintenance	2,862	3,295
Insurance premium	84	68
Tax incentive - ISS (tax on services)	985	79

Total	3,931	3,442

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

8 Fixed assets

					(Unaudited)

			12.31.2007		12.31.2006

	Annual
	depreciation		Accumulated	Net fixed	Net fixed
	rates of %	Cost	depreciation	assets	assets

Equipment for recording transactions
(POS)	33.33	693,781	(533,145)	160,636	142,187
Equipment for capturing transactions	20.00	33,913	(29,842)	4,071	6,841
Information Technology equipment	20.00	17,409	(12,930)	4,479	4,321
Data processing systems - Software	20.00	37,845	(22,874)	14,971	6,850
Vehicles	20.00	3,918	(1,493)	2,425	3,165
Furniture and fixtures	10.00	3,266	(1,966)	1,300	1,420
Installations	10.00	1,822	(1,005)	817	973
Leasehold improvements	9.50	7,983	(3,790)	4,193	4,780
Construction in progress	-	3,956	-	3,956	4,741

Total		803,893	(607,045)	196,848	175,278

The net amount reported as “Equipment for Recording Transactions (POS)” of R$ 160,636 as of December 31, 2007 (R$ 142,187 as of December 31, 2006), refers to the equipment for recording electronic transactions available at the establishments registered with the Redecard System. As of December 31, 2007, the Company had installed 779,528 items of “POS” equipment (642,364 as of December 31, 2006), which represented 99.94% of the volume of transactions recorded electronically by the Company (99.86% as of December 31, 2006). Redecard has two different types of equipment:

a. Fixed equipment, also called POS (Points of Sale) Desktop. As of December 31, 2007 the Company had installed 727,913 items of equipment (608,885 as of December 31, 2006).

b. Wireless equipment, also called POS Wireless. As of December 31, 2007, the Company had installed 51,615 items of equipment (33,479 as of December 31, 2006) which were separated between:

• Indoor: 2,214 for internal use by registered establishments.

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

• Outdoor: 49,401 for external use by registered establishments.

9 Taxes payable

	2007	2006
		(Unaudited)
Income tax	27,901	13,184
Social contribution tax	11,699	5,990
Cofins - Social Security Financing Contribution	12,815	1,575
ISS - Tax on Services	8,002	7,014
PIS - Profit Participation Program	2,782	342
Withholding income taxes	5,106	1,126

Total	68,305	29,231

Reconciliation of income and social contribution taxes expenses:

	2007	2006	2005
		(Unaudited)	(Unaudited)
Net income before income and social contribution taxes	1,015,295	442,763	285,808
Combined statutory rates for income and social
contribution taxes - 34%	345,200	150,539	97,175
Permanent differences, net	(14,617)	(1,440)	1,879

Income and social contribution taxes	330,583	149,099	99,054

Current	293,588	164,732	74,520

Deferred	36,995	(15,633)	24,534

10 Borrowings

Description	Currency	Charges	Maturity	2007	2006
					(Unaudited)
Working capital	R$	104.0% CDI	-	-	144.575
Working capital	R$	103.13% CDI	30 to 60 days	216,288	214,106

Working capital	R$	103.36% CDI	120 to 180 days	144,502	-

Overdrafts				-	17,000

Total				360,790	375,681

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

There are no guarantees, restrictive or reciprocity clauses (covenants) in the above stated contracts.

11 Dividends payable

The amounts relating to fiscal year 2007 are being distributed to the Shareholders on a quarterly basis and paid according to the criteria defined in the Company’s Bylaws, pursuant to chapter VI art. 31. See note 14.b.

Dividends payable related to fiscal years 2006 and 2005 were calculated as presented in note 14b and were fully paid in 2007 and 2006, respectively.

12 Other accounts payable

	2007	2006
		(Unaudited)
Private pension plan	965	1,397
Professional fees	1,328	2,170
Customer service	4,288	3,299
Marketing expenses	5,383	7,770
Telecommunication services	7,702	7,664
Data processing services	11,295	15,186
Incentive payable to card issuers	23,607	42,072
Equipment Maintenance – POS	26,044	27,310
Brand rates (MasterCard and Diners)	26,461	22,645
Others	10,683	23,233

Total	117,756	152,746

The amounts within Other Accounts Payable relate to provisions for expenses incurred in each of the above-mentioned fiscal years, recorded on an accrual basis.

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

13 Contingent liabilities

Redecard S.A. is a party to litigations and administrative proceedings before several governmental courts and agencies, arising in the normal course of its business, involving tax, labor and civil issues.

As of December 31, 2007 balances refer to provisions that according to the judgment of the Company’s Management which also considers the opinion of its legal counsel were recorded for amounts deemed sufficient to cover eventual losses. These provisions are periodically reassessed by the Company’s Management. The “Judicial Deposits” relating to certain of these contingencies are recorded within “Noncurrent assets” in the group “Long-Term Assets” - R$ 10,687 (R$ 13,834 on December 31, 2006).

a. Composition of provisions

Management, based on information from its legal advisors, analyses of pending legal claims and, with respect to labor claims, based on prior experience from amounts claimed, has recorded a provision for an amount considered sufficient to cover losses from the outstanding claims, as follows:

Nature	2007	2006
		(Unaudited)
Civil	8,547	6,168
Labor	11,269	7,412
Tax	61,157	170,163

Total	80,973	183,743

The amount of the total risk of the above-mentioned contingencies was calculated taking into consideration the claims filed by the Plaintiffs in each of the lawsuits.

b. Movements of provisions

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

	December
	31, 2006	December 31, 2007

	(Unaudited)
	Initial	Addition to			Ending
Nature	balance	the reserve	Utilization	Reversals	balance

Civil	6,168	3,085	(706)	-	8,547
Labor	7,412	4,308	(451)	-	11,269
Tax	170,163	25,920	(60,132)	(74,794)	61,157

Total	183,743	33,313	(61,289)	(74,794)	80,973

13.1 - ISS on lease of equipment - Service Tax or ISS, is a tax charged by the municipality and due on income earned from services of any nature. The Company, understanding that the lease of assets does not constitute an activity subject to ISS, has not paid the tax on this income since November 2000. However, because it considers this tax a legal obligation, and also based on management’s and the Company’s legal advisors assessment that an unfavorable outcome on this matter is probable, the Company has recorded a provision for the period until Complementary Law 116/03, of August 2003, came into force. A Declaratory Action was filed, aimed at the anticipated concession of the effects of the court order under the terms of article 273, I, of the civil process code, combined with article 151, V, of the National Tax Code, with the text provided by Complementary Law 104/2001, to suspend the liability for ISS, on leasing of assets, in the municipalities of São Paulo, Belo Horizonte, Brasília, Rio de Janeiro, Recife, Salvador, Manaus and Maceió. The provision as of December 31, 2007 is R$ 48 thousand (R$ 41 thousand as of December 31, 2006).

13.2 - In 2001, the Company obtained a preliminary injunction, related to the month of February 1999 and subsequent periods, to suspend the liability for PIS and COFINS under the terms of Law 9.718/98, at the rate of 3%, on income that does not fall within the concept of revenue (financial income, including monetary variations and interest income, etc.), guaranteeing the payment in accordance with Complementary Law 70/91, or, at least, to guarantee the right to set off in full the expenses arising from foreign exchange variation, including that from financing and swap/hedge contracts, for purposes of calculating PIS and COFINS. In April 2002, a sentence was published which partially granted the injunction filed, which declared the unconstitutional nature of paragraphs 1 of article 3, of Law 9.718/98, enabling the Company to pay PIS and COFINS - in accordance with the concept of revenue stated in Complementary Law 70/91, but maintaining the rate of 3%. The Federal Government has appealed.

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

In February 2007, a decision was published that was unfavorable to the Federal Government, confirming the sentence that declared the unconstitutional nature of the increase in the PIS and COFINS calculation base, which should be considered as revenue to the Company, but retaining the rate of 3%. The Company requested the Supreme Court to provide further clarifications as to the concept of revenue. With respect to the risk involved, the Supreme Court decided that COFINS and PIS, under the terms of Law 9.718/98, can only be demanded on income arising from the sale of goods and/or services. Given the jurisprudence established, as a result of the decisions passed by the Supreme Court, and considering the evaluation of the loss, the Company has reversed R$ 48.3 thousand related to this provision, as reported in item “b” - Movements of provisions. Since the income arising from the foreign exchange variations was the specific object of the declaratory appeals, the Company decided to maintain the provision recorded, thus observing the accounting concepts for registering legal obligations, in addition to the fact that the risk from loss is considered to be probable. The provision as of December 31, 2007 is R$ 6 thousand (R$ 52.5 thousand as of December 31, 2006).

13.3 - PIS and Cofins: In March 2004, the Company filed a Writ of Mandamus against Laws 10.637/02 and 10.833/03, suspending the liability for PIS and COFINS contributions, calculated using the non cumulative method, at the rates of 1.65% and 7.60%, respectively, and made judicial deposits for the amounts calculated each month. In July 2004, a sentence was published judging the request to be unfounded. Consequently, the Company requested an official dispatch to Caixa Econômica Federal, so that the judicial deposits could be converted to income for the State. The accumulated value of the judicial deposits as of December 31, 2007 was R$ 6.4 thousand.

13.4 - In October 2004, Redecard was informed of a tax foreclosure with respect to a debt from “PIS Repique” for 1999, for amounts declared in the DCTF (“Declaration of Federal Contribution and Taxes”) but not identified in the government’s payment system. In the same month, Redecard requested the suspension (i) of the course of the tax foreclosure; and (ii) the cancellation of the Company’s name in the register of tax debtors with the Federal Government. In November 2004, a legal decision was passed in favor of the two requests. In July 2005, a petition was dispatched with a copy of the payment document and in the following month, a stay of execution was registered, which is awaiting an opinion to be given by the National Treasury. The tax foreclosure has been suspended. The risk of loss has been classified as probable and a provision of R$ 0.6 thousand was recorded.

Since provisions have been made for all of the tax, labor and civil discussions, management does not anticipate additional significant reductions to the Company’s shareholders’ equity/results, when the processes are concluded.

Tax proceedings closed during the 2007 fiscal year:

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

Economic Activities Intervention Contribution (CIDE) - Writ of Mandamus seeking to suspend the demand ability of the CIDE payment, Law nº 10168/2000, amended by Law nº 10332/2001. In July 2004, a decision was published considering the petition not valid. An appeal was filed in July 2004 and since then the Company has been depositing the amounts in court. In September 2006, the Company requested the discontinuance of the appeal and that an official letter be sent to the Caixa Econômica Federal, so that the deposits in court can be converted into Federal Government’s revenue. On December 13, 2007, the deposits in court were converted into the Federal Government’s revenues and the lawsuit was definitively terminated. The amount that was recorded as provision for contingencies in relation to this case and settled after the conversion of the deposits was R$ 3.7 thousand.

Non-deductibility of the social contribution tax expense on the Income Tax basis - Redecard filed a Writ of Mandamus seeking to have its right to deduct Social Contribution Tax expense from the Income Tax calculation base for years ending after December 31, 1997. The Company obtained a preliminary injunction and, later, a decision was rendered granting security to ensure Redecard the right to deduct the Social contribution tax expense from the Income Tax calculation base. In view of said decision, the National Treasury filed an appeal to the 3rd Region of the TRF (Appellate Court), which reversed the decision that favored the Company. Redecard opted to pay the amounts relating to the period under discussion (January 2002 to October 2007) and no longer recorded the deductibility of this expense in the subsequent periods. The Company reversed a provision of R$ 26.5 thousand relating to the periods where it can no longer be assessed by the authorities due to the statute of limitation. This decision is not definitive, since there are appeals pending judgment, without suspending procedures. The amount provisioned and paid was R$ 56.4 thousand.

14 Shareholders’ equity

a. Capital

Capital is represented by 672,970,705 common shares, nominative, with no par value, distributed as follows:

2007 - %

Banco Citibank S.A.	23.95
Banco Itaucard S.A.	23.21
Dibens Leasing S.A. Arrendamento Mercantil	18.99
Unibanco Participações Societárias S.A.	4.22
Others	29.63

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

As of June 15, 2007, after the splitting of the total amount of the common shares, each one (1) common share without par value (“Common share”), held on this date by the Company’s shareholders, has been represented by 350 common shares, upon free distribution of 349 new shares for each existing share.

On July 11, 2007 the Company obtained its register as a public-held company, allowing its shares to be traded at the Bovespa. On the same date, the Company was also granted a registration of its Primary and Secondary offering of common shares. These measures allowed the entrance of the Company on the New Market segment of Bovespa on July 13, 2007 and increased the Company’s capital.

Also on July 11, 2007, there was a Shareholders’ meeting that decided on the increase of the capital, upon the issue of 15,555,555 shares, equally subscribed by the controlling shareholders, Citi, Itaú, Unibanco and paid up on July 17, 2007, in the total amount of R$ 420 thousand. After such increase, Capital is currently divided into 672,970,705 common shares and has gone from R$ 53 thousand to R$ 473 thousand.

The item “Revenue Reserves” represents the amounts recorded as Legal Reserve, at the rate of 5% of the net income for each year, under art. 193 of Law No. 6404/76, up to the limit of 20% of the corporate capital.

b. Dividends and interest on shareholders’ equity

Pursuant to chapter “VI”, article 29, letter “c” of the Bylaws, the minimum mandatory statutory dividends correspond to forty per cent (40%) of the adjusted net income for the year, as provided by article 202, of the Corporate Law. In 2006 and 2005, the minimum mandatory statutory dividends corresponded to twenty-five percent (25%).

The Company, pursuant to article 9 of Law nº 9249/95 and CVM Resolution No. 207/96, in the year ended December 31, 2007, credited Interest on Shareholders’ Equity pursuant to chapter VI, article 31 of the Bylaws. Dividends and interest on the Shareholders’ Equity were computed pursuant the Company’s Bylaws and in compliance with the Corporate Law, as follows:

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

	2007	2006	2005
		(Unaudited)	(Unaudited)
Net income for the year	700,765	293,663	186,754

Apropriation of legal reserve	(35,039)	(1,372)	(9,338)

Adjusted net income	665,726	292,291	177,416
Minimum mandatory dividends (pursuant to the Bylaws)	266,290	73,073	44,354
Dividends proposed	665,726	292,291	177,416
Interest on shareholders’ equity imputed to the minimum
mandatory dividends
Interest on shareholders’ equity	16,053	-	-
Withholding tax on Interest on Shareholders’ equity	(2,415)	-	-

Interest on shareholders’ equity	13,638	-	-
Supplementary dividends	385,798	219,218	133,062
Dividends paid	443,375	222,862	120,513
Dividends payable	206,298	69,429	56,903
Number of shares (by tranche of thousand)	672,971	1,878	1,878
Dividends and Interest on shareholders’ equity by share	0.9892	155.64	94,47

Interest on the Shareholders’ Equity net of Income tax shall be imputed in full to dividends pursuant to Law 9249/95. This interest on shareholders' equity was recorded under financial expenses, as required by tax legislation. For the purposes of these financial statements, this interest was excluded from net income for the year ended December 31, 2007 and was charged to retained earnings

The dividends proposed by the Company’s Management, as interest on the Shareholders’ Equity were recorded based on the assumption that they would be approved by the Shareholders’ General Meeting.

The tax benefit arising from the decision of the Company to pay interest on Shareholders’ Equity is R$ 5.5 thousand.

15 Transactions with related parties

The transactions among related parties, on December 31, 2007, 2006 and 2005, related to accounts receivable from issuers that are also the Company’s Controlling Shareholders, as well as to the expenses with services rendered by Orbitall.

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

	2007	2006	2005
Assets		(Unaudited)	(Unaudited)
Balance on bank accounts

Citibank	14,660	8,998	11,284
Itaú	862	494	1,786
Unibanco	456	130	9,857

Net accounts receivable from issuers
Credcard Banco S.A.	-	-	3,016,508
Citibank	1,846,181	2,208,104	231,272
Itaucard	4,159,674	3,597,681	1,564,588
Unibanco	1,461,060	755,929	627,636

Results
Expenses with services rendered
Orbitall (1)	50,738	48,942	63.447

Financial expenses:
Citibank	1,065	25,676	2,344
Itaucard	9,380	5,228	1,520
Unibanco	6,080	-	152

(1) Orbitall Serviços e Processamento de Informações Comerciais S.A. is a company controlled by the Itaú Holding Financeira S.A., the same holding company that controls Itaú.

The amounts of Accounts Receivable from issuers refer to the amounts due to the Company by the Issuers, brought about the transactions carried out with credit and debit cards of MasterCard and Diners Club Banners, which will be passed on by the Company to the qualified establishments.

Contracting conditions with issuers are established as a result of the regulations and manuals issued by MasterCard and Diners Banners Club. Thus, these transactions with related parties are performed at prices and conditions similar to those practiced with the other issuers of credit or debit cards authorized by the MasterCard and Diners Club Banners.

The Company entered into a services agreement with Orbitall, including the maintenance and operation of hardware infrastructure, both for the mainframe platform and for the distributed platform, as well as for the management, operation and management of the administration of communication between these platforms and the third parties’ platforms, in addition to the data processing. Contracting conditions, both the ones related to prices as well as the ones related to a minimum level of the services contracted, are in line with conditions normally negotiated in the market.

On November 15, 1996, Redecard entered with MasterCard International into a Trademark License Agreement, by means of which MasterCard International licensed the Company, on a non-exclusive basis, to use the MasterCard Banner’s trademarks in the qualified establishments. This agreement was executed for an indeterminate term, and Redecard must follow the standards established by MasterCard to qualify the establishments, which include, but are not limited to, the rules on signage (the trademark presentation patterns) of the establishment, and trademark property rights.

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

On October 24, 2002, Redecard entered with MasterCard International into a Trademark License Agreement, by means of which MasterCard International licensed the Company, on a non-exclusive basis, to use the Redeshop trademark, which had been previously acquired by MasterCard International from Credicard.

On April 27, 2005, Redecard entered with MasterCard International into a Trademark License Agreement, by means of which MasterCard International licensed the Company, on a non-exclusive basis, to use the MasterCard Banner’s trademarks, including the MasterCard Maestro and other logos of the MasterCard trademarks.

16 Financial instruments

The estimated realizable values of the Company’s financial assets and liabilities were determined based on information available on the market and appropriate evaluation methodologies. However, considerable judgment was required in interpreting market data to arrive at the most appropriate estimated realizable values. Consequently, the following estimates do not necessarily reflect the amounts that could be realized on a current exchange market. The use of different market methodologies could have a material effect on the estimated realizable values. These instruments are managed by means of operational strategies aimed at liquidity, profitability and security. The control policy consists of continually accompanying the rates contracted compared to market rates in force. The Company does not make speculative investments in derivatives or any other high risk assets.

During the fiscal years of 2007 and 2006, the Company did not hold derivative financial instruments.

a. Composition of balances

In compliance with CVM Ruling nº 235/95, the carrying amounts and the market values of the financial instruments included in the balance sheet as of December 31, 2007 and 2006, are identified below:

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

2007	2006

	(Unaudited)	(Unaudited)

	Carrying	Market	Carrying	Market
Description	amount	value	amount	value

Borrowings - In Brazilian currency	360,790	360,790	375,681	375,681

b. Criteria, assumptions and limitations adopted to calculate market values

Borrowings

The market values of borrowings were calculated based on their present values calculated based on future cashflows, using interest rates applicable to instruments of a similar nature, with similar terms and risks, or based on market quotations for these securities.

Limitations

The market values were estimated at the balance sheet date, based on ‘relevant market information”. Any changes in the assumptions could significantly affect the estimates reported.

c. Credit risk

The values for accounts receivable from issuers represent the values of transactions undertaken by cardholders with cards issued by financial institutions licensed by the banners MasterCard and Diners Club International and are guaranteed by these banner institutions in the event of default. These guarantees are stipulated in the regulations issued by these two credit card networks. In addition, MasterCard stipulates the requirement for effective guarantees (real or bank guarantees) for each participant in the system, without which it is not possible to obtain a license, or the license could be lost if this requirement is not fulfilled. The Company is the only registering entity in Brazil for the banners MasterCard and Diners Club International and has a specific policy for registering and approving trade merchants, for them to accept these two credit cards for their commercial and financial activities.

This policy defines the criteria for approving trade merchants, which considers, amongst other factors, the type of trade activity and the time they have been trading, and also specifies the documents required and the investigation method to enable the Company to register the trade merchant.

The Company has operational systems and a portfolio management area that accompanies the sales performance recorded daily by the approved merchants, and any deviations in performance are monitored and measures are taken to mitigate losses being incurred by any of the participants in the credit card system.

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

For those authorized merchants that do not have their own systems for recording transactions, the Company can deliver equipment for registering electronic transactions (POS), under leasing contracts. The leasing amount is deducted, on the due date, from the value of the transactions settled with the merchants. However, it is possible that the lease is not received on the due date in the event balances payable by the merchants do not exist. In such cases, the Company charges the amount using firms specialized in recovering credits, but significant losses from leases may occur.

The systems used by the credit card companies also provide for the possibility that transactions undertaken using credit cards are questioned by the titleholders, within a certain period as from the date of performing the transaction. If the merchant is not authorized on the date of the complaint or there are no amounts receivable from the Company, collection is made through firms specialized in recovering credits, with the possibility of losses being incurred by the Company.

The Company also has a provision for doubtful debts, for the amount of R$15.7 thousand (R$12.5 thousand as of December 31, 2006) representing 17% of the balance for other accounts receivable outstanding (18% as of December 31, 2006) to cover credit risks.

d. Foreign exchange risk

The Company’s income is not subject to significant variations from the effects of foreign exchange variations on its liabilities tied to foreign currencies, mainly the North American dollar.

e. Interest rate risk

The Company’s results are susceptible to significant variations from borrowings contracted based on variable interest rates.

In accordance with its financial policies, the Company has not undertaken operations of a speculative nature involving financial instruments.

17 Comparative statements of income

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

The Redecard Consortium maintained its operations until March 31, 2007 and had as its business purpose the same activities that are currently undertaken by the Company, which are, qualification of establishments to accept payment cards, as well as capture, processing and financial settlement of the transactions carried out with credit and debit cards of MasterCard and Diners Banners in Brazil. The members of Redecard Consortium were the Controlling Shareholders of Redecard S.A.

As of April 1, 2007, the obligations, rights, revenues, expenses and financial and operational results have been fully transferred to Redecard S.A.

With the purpose of presenting comparative results of Redecard’s operations in full and by the amounts effectively recorded for the years ended December 31, 2007, 2006 and 2005, we present below statements of income information that include both the transactions recorded at the Redecard Consortium, until March 31, 2007, and at the legal entity Redecard S.A., from April 1, 2007 to December 31, 2007.

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

The “Redecard Combined Result”, for years ended December 31, 2007, 2006 and 2005, are as follows:

Statements of income information
	2007	2006	2005
Gross revenues		(Unaudited)	(Unaudited)
Revenues from services rendered	1,872,415	1,570,326	1,315,027

Credits	1,032,585	891,687	790,787
Debits	262,906	202,237	151,677
Equipment lease	489,972	406,342	317,699
Others	86,952	70,060	54,864

Deductions from gross revenues	(193,959)	(139,567)	(121,259)

Tax on Services-ISS	(68,207)	(58,776)	(50,715)
Profit Participation Program-PIS	(21,716)	(12,265)	(9,350)
Social Security Financing Contribution-COFINS	(104,036)	(68,526)	(61,194)

Net operating revenues	1,678,456	1,430,759	1,193,768

Cost of services rendered	(566,874)	(588,610)	(565,862)
Cost of services rendered	(461,690)	(463,355)	(413,887)
Depreciation and amortization	(105,184)	(125,255)	(151,975)

Gross profit	1,111,582	842,149	627,906

Operating (expenses)/income	(300,604)	(256,056)	(277,486)

Personnel	(121,261)	(115,179)	(88,246)
Administrative	(110,283)	(100,364)	(96,700)
Marketing	(49,180)	(42,457)	(38,900)
Depreciation and amortization	(8,312)	(8,933)	(5,141)
Other operating (expenses) income	(11,568)	10,877	(48,499)

Financial results	426,052	348,638	323,818

Financial income	535,134	543,619	527,712
Financial expenses	(134,595)	(178,585)	(203,978)
Other financial (expenses) income	25,513	(16,396)	84

Operating income	1,237,030	934,731	674,238

Expenses related to the Initial Public Offering of Shares	(17,553)	-	-
Non-operating results	16,546	29,424	-

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

	2007	2006	2005

Income before social contribution, income tax,
profit sharing and reversal of
interest on shareholders' equity	1,236,023	964,155	674,238

Income and social contribution taxes	(330,583)	(149,100)	(99,054)

Income tax	(238,398)	(109,425)	(72,816)
Social contribution	(92,185)	(39,675)	(26,238)

Income before profit sharing and reversal
of interest on shareholders' equity	905,440	815,055	575,184

Provision for profit sharing	(24,551)	(26,823)	(19,367)
Reversal of interest on shareholders' equity	16,053	-	-

Net income before distribution	896,942	788,232	555,817

of Redecard Consortium
Distribution of the consortium results	(196,177)	(494,569)	(369,063)

Net income for the year	700,765	293,663	186,754

18 Other information

a. On November 15, 1996, Redecard entered with MasterCard International into a Trademark License Agreement, by means of which MasterCard International licensed the Company, on a non-exclusive basis, to use the trademarks of the MasterCard Banner in qualified establishments. This agreement was executed for an indeterminate term and Redecard has to follow the standards established by MasterCard to qualify establishments, which include rules about the establishment’s signage, trademark property rights, but are not limited thereto.

Among the several obligations undertaken by Redecard with MasterCard International is the assignment or tendering of formal guarantees on all the amounts considered exposed, under the Regulations and Policies of the MasterCard Banner. The amounts construed as exposed are those brought about by transactions carried out with the credit cards issued with the MasterCard Banner already received from the issuers by Redecard and that have not been paid to the establishments yet. This exposure is equivalent to three days of the transactions amounts, on an average basis.

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

In order to provide guarantees, the Company contracted with Brazilian non-shareholder financial institutions the formalization of letters of guarantees, in the amount of approximately R$ 1.1 thousand, having MasterCard International as the beneficiary. The financial costs which are fully supported by Redecard, were R$ 5.2 thousand for the year ended December 31, 2007 (R$ 7.4 thousand in 2006). The letters of guarantee were issued on March 13, 2007 and will mature on March 12, 2008. The tendering thereof to MasterCard is an essential condition for Redecard to continue being licensed by MasterCard:

Amount - R$
Financial institution	million

Banco Santander	342
Banco do Brasil	300
Banco Bradesco	246
Banco Real	142
Banco Safra	70

The Company’s Bylaws prohibit tendering bail, aval guarantee, endorsement or any other guarantee not related to the corporate purpose, or that is against the provisions in the Bylaws, except for the tendering of bail, aval guarantee or some other guarantee needed for transferring and lodging of employees.

The Company does not tender aval guarantees, bails or guarantees without the prior authorization of its Board of Directors, under art. 16, letter “f” of the Company’s Bylaws.

b. The Company, despite presenting a low level of claims has a policy to contract insurance coverage for its assets. The policies were contracted with the Royal SunAlliance, through the AON Risk Services, as the Company’s insurance brokerage company, for the term from April 2007 to April 2008. The total cost of the risk premiums referring to years ended in 2007, 2006 and 2005 were R$282.4, R$240.6 and R$400, respectively, and are divided into:

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

		Value	Amounts
Field of activity	Assets secured	at risk	covered

RD Equity	Buildings, furniture, fixtures and installations that	R$ 27 thousand	(*)
constitute the Company’s establishments
(headquarters and branches), described in the
policy

Vehicles	All the Company’s vehicles	R$ 5 thousand	R$ 5 thousand

Equipment allocated at the network of Redecard’s
qualified establishments against risks of fire,
thunderbolt strike, aggravated robbery and/or theft
“POS” equipment	etc.	(**)	R$ 500

POS equipment and signage and marketing material
Corporate	stored in third parties’ locations - Deposit
Comprehensive	warehouse.	R$ 12 thousand	R$ 12 thousand

(*) The most relevant amounts covered, according to the insurance policy are: (i) fire, thunderbolt, explosion, for the Company’s offices - R$ 23 thousand; (ii) civil liability - R$ 2 thousand.

(**) The total amount of these equipment corresponds to approximately R$ 600 thousand, acquisition cost registered in the Fixed Assets (POS). This equipment is installed in the establishments qualified by Redecard throughout Brazil, currently over 1 million. For the purpose of defining “value at risk”, among other variables, the probability of the simultaneous occurrence of accidents in all the establishments is analyzed. Historically speaking, the amount of accidents that occurred during the same period that the policy was effective was approximately R$ 100.

c. The participation of employees in the Company’s results was computed based on the plan set by the Management and approved by the Board of Directors. Referring to the year ended on December 31, 2006, the Company paid R$ 15.6 thousand (R$ 12.9 thousand in 2005) to its employees as participation in the results, which were recorded in the Consortium. The expense accounted for at the year ended December 31, 2007 is R$ 24.5 thousand.

d. Remuneration of the Directors and of the Board of Directors: (i) the Directors are the Company’s legal representatives, chiefly in charge of its daily management and the implementation of general policies and guidelines established by the Board of Directors. They are all Brazilians and resident in Brazil. The Directors are elected by the Board of Directors, for a two-year term of office, reelection is permitted and they may at any time be removed from the office. According to the Company’s Bylaws, the body of Directors must be composed of, at least, three, and of no more than eight members. On December 31, 2007, the Company’s body of Directors was composed of seven members, one of whom was the Chief Executive Officer. In the year ended December 31, 2007, the Directors’ remuneration reached the amount of R$ 6.9 thousand (R$ 5.2 thousand in 2006 and R$ 4.9 thousand in 2005) according to a program approved by the Board of Directors. The Board of Directors is composed of at least five and no more than ten members.

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

The Company approved a stock option plan (the “Plan”), under article 168, Paragraph 3, of the Corporate Law, which establishes the general conditions for granting options of shares issued by the Company to its executive officers and, in exceptional and justified cases, to employees.

Shareholders, under article 171, Paragraph 3, of the Corporate Law, shall not have preference in the exercise of the options.

The issue of shares, in the context of the Plan, will result in a dilution for the existing shareholders that, according to the Plan, cannot be in excess of 0.5% of the Company’s capital.

The strike price of the options shall be fixed by the Company’s Board of Directors, in compliance with the minimum price equivalent to the average value of the Company’s shares, in the last 30 trading sessions at BOVESPA immediately prior to the date the options are granted. Exceptionally, in the first allotment, the strike price will be equivalent to 75% of the Issue Price set forth by the Board of Directors in a meeting on July 11, 2007, based on the result of the book building procedure carried out when the Company went public.

During the year ended 2007, there were no shares or options granted by the Company to its directors or employees.

e. Redecard sponsors Credicard’s retirement and supplementary retirement plans, both maintained by CITIPREVI - Closed Entity for Complementary Pensions. Redecard is not the only sponsor for these plans, but its liability to the plans is not joint, i.e., the costing and the assets of the retirement plans to which Redecard is a sponsor are segregated from those of the other sponsors.

Redecard is responsible for 100% of the costs of the retirement benefits provided to its employees, under a defined benefit plan (Credicard Retirement plan - Sponsor: Redecard). In addition, it makes 50% of the contributions for a defined contribution retirement plan (Credicard supplementary retirement plan - Sponsor: Redecard). The employees can participate in both plans, in one plan or in none of the plans.

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

The benefit plans are evaluated by an actuary at the end of each year, in order to ascertain that the contribution rates are sufficient to create the reserves necessary for the commitments towards existing and future payments. CITIPREVI - Closed Entity for Complementary Pensions, is a closed complementary pension entity, constituted in accordance with complementary law 109, of May 29, 2001, as a corporate entity that is separate from its sponsors.

The actuarial reports were prepared by Mercer Human Resource Consulting Ltda. The actuarial assumptions adopted as calculation basis were:

Assumptions	2007	2006
		(Unaudited)
Nominal discount rate for actuarial obligation	10.25%	10.25%
Nominal income rate expected on the plan’s assets	12.50%	12.50%
Estimated inflation rate in the long term (basis for
determining the nominal fees above)	4.00%	4.00%
Salary growth	6.00%	6.00%
Biometric table of general mortality	AT83	UP94
Biometric table of disability retirement	Mercer Disability	Mercer Disability
Table of expected rotativity	Mercer Service	Mercer Service

The plan’s assets used in this assessment are those of November 30, 2007 adjusted to their values at December 31, 2007. The individual data used is from July 31, 2007, updated to December 31, 2007.

The reconciliation of the assets and liabilities recorded are as follows:

Description		12/31/2007	12/31/2006
			(Unaudited)
Current value of actuarial obligations with coverage	(+)	39,272	35,408
Fair value of the plan’s assets	(-)	(45,190)	(35,505)
Current value of obligations in excess of the fair amount of assets	L/(A)	(5,918)	(97)

a) actuarial (gains) or losses not accounted for	(G)/L	(5,210)	-
(=) Total net actuarial liability/(asset) to be provisioned	(=)	(707)	(97)

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

The statement of the activity of the net actuarial Liability/(Asset) is presented below:

Description		12/31/2007

Net actuarial liability/(asset) at the beginning of the year	(+)	(97)
Expense (revenue) recognized in the last year results	(+)	1,813
Contributions from Supporter conveyed during the year	(-)	2,423
Impact brought about advance reduction in the benefit plan	(+)	-
Impact brought about advance settlement in the benefit plan	(+)	-
Actuarial net liability/(asset) at year’s end	(=)	(707)

The calculation of the actuarial amount of (gains) or losses, in the amount of R$ (5,210), shown on the reconciliation table of assets and liabilities is composed as follows:

Description	2007	2006	2005
		(Unaudited)	(Unaudited)
(Gain)/loss in the actuarial obligations	(2,010)	-	-
(Gain)/loss in the plan’s assets	(3,200)	-	-
(Gain)/loss at year’s end	(5,210)	-	-

There are no reserve insufficiencies in the plans and there are no overdue obligations.

The surplus amounts were not recorded as assets by the Company, because the Company’s Management understands that there was no clear evidence that the surplus, would be used to effectively reduce the future contributions from the Company to the plan. The Company’s Bylaws have no provisions regarding any commitment connected to insufficient equity.

f. Management is currently analyzing the impacts, if any, on the Company’s financial statements produced with the approval of Law nº 11.638/07, which amends provisions Corporate Law nº 6.404/76. In management’s preliminary understanding, there should be no expected significant adjustments in the Company’s equity/results.

19 Subsequent Events

a. Shares in MasterCard

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

We are a principal member of MasterCard since we started operating. MasterCard International began the process of conversion into a private corporation in June 2002. At the time, principal members across the world received shares representing the capital stock of MasterCard Incorporated at no cost, based on their share of MasterCard operations. As a result, the Company received 533,687 class A shares subject to a clause preventing their sale or assignment. In May 2006, MasterCard Incorporated listed shares on the New York Stock Exchange. Concomitantly, the class A shares previously allocated to principal members were converted into class B shares, at a ratio of 1.35 class B share per class A share, such that Redecard received 720,477 class B shares, which participate in dividend distributions while carrying no voting rights. Additionally, each principal member received one class M share not entitled to participate in dividend distributions, but carrying voting rights for the appointment of two members of the board of directors of MasterCard Incorporated. In June 2006, MasterCard Incorporated repurchased from each principal member 59% of the holdings in class B shares. Pursuant to this transaction, we sold 425,225 class B shares for R$28.3 thousand, which generated a gain in the second quarter of 2006. After this transaction, our interest in the shares issued by MasterCard Incorporated comprised 295,495 class B shares and one class M share. In the fourth quarter of 2007, MasterCard Incorporated established a program allowing for conversion of class B shares into class A shares, at a ratio of 1:1 share, which would then be traded on the New York Stock Exchange. The Company decided to take part in this program, and converted and sold 44,324 class A shares for R$16 thousand, while keeping an interest in 251,171 class B shares. Finally, in the first quarter of 2008, the Company sold all its class B shares to Bank of America N.A, another principal member. As a result of this sale, the Company recognized non-operating income of R$85.1 thousand, which accounted for 25% of our pre-tax income (income before social contribution and income tax) for the first quarter of 2008. Since then, we hold no interest in the capital stock of MasterCard Incorporated other than the interest in one class M share we will hold as long as we are a principal member of MasterCard Incorporated.

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

b. Follow-on

Pursuant to the minutes of the special shareholders’ meeting held on February 19, 2008, which was rectified and ratified on February 26, 2008, we approved a follow-on offering involving a secondary offering of a portion of the common shares issued by us which Banco Citibank S.A. holds. The minutes of these shareholders’ meetings were published on the issues of March 6, 2008, of the State Official Gazette of São Paulo and in newspaper DCI – Comércio, Indústria e Serviços. The offering price per share was approved at the special shareholders’ meeting of Banco Citibank S.A., held on March 12, 2008, whose minutes were published in the newspaper DCI - Comércio, Indústria e Serviços and in the State Official Gazette of São Paulo, issued on March 13, 2008.

Banco Citibank S.A., as selling shareholder, offered 40,692,417 common, non-par, registered book-entry shares issued by us, which are free and unencumbered within the scope of a global offering conducted in Brazil and abroad.

The offering included an over-allotment option granted to the lead coordinator to cover over-allotment, exercisable for 6,103,860 supplementary shares held by the selling shareholder and representing a maximum of 15.0% of the initially offered shares, which would sell at the same price and under the same conditions established in the global offering.

Ultimately, the total number of shares sold in the global offering was 46,771,464, such that our ownership structure after the closing of the offering is the following:

	Number of shares	%

Banco Citibank S.A	114,405,020	17.00
Banco Itaucard S.A.	156,196,501	23.21
Dibens Leasing S.A. Arrendamento Mercantil	127,797,137	18.99
Unibanco Participações Societárias S.A.	28,399,364	4.22
Other	246,172,683	36.58

Total	672,970,705	100.00

20 Summary of certain accounting differences between Brazilian GAAP and

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

Generally Accepted Accounting Principles in the United States (“U.S.GAAP”)

There are certain significant differences between Brazilian GAAP and U.S.GAAP, which may be relevant to the financial information presented herein. The Company has made no attempt to identify all or to quantify the impact of these differences. The Company has summarized certain aspects of those differences but this summary should not be construed to be exhaustive.

Future differences between Brazilian GAAP and U.S. GAAP resulting from changes in accounting standards or from transactions or events that may occur in the future have not been taken into account in this summary and we have not attempted to identify them.

Ongoing projects of the regulatory bodies that promulgate Brazilian GAAP and U.S. GAAP can affect future comparisons between Brazilian GAAP and U.S. GAAP such as this summary.

This summary does not purport to be complete and is subject and qualified in its entirety by reference to the respective pronouncements of the Brazilian and United States accounting professional bodies.

a. Comprehensive Income

Brazilian GAAP does not generally recognize the concept of comprehensive income. Certain aspects of comprehensive income regarding the fair value of securities available for sale are considered under Brazilian GAAP.

Under U.S. GAAP, SFAS No. 130, “Reporting Comprehensive Income,” effective for years beginning after December 15, 1997, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and “other comprehensive income” that includes charges or credits taken directly to equity which are not the result of transactions with owners. Examples of other comprehensive income items are cumulative translation adjustments under SFAS No. 52, unrealized gains and losses under SFAS No. 115, and the effects of cash flow hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

b. Use of Estimates

Under Brazilian GAAP, there are no requirements to disclose the use of estimates in the preparation of financial statements. Under U.S. GAAP, Statement of Position – SOP 94-6 requires financial statement disclosure about the nature of a company’s operations and the use of estimates in the preparation of financial statements. In addition, if certain criteria are met, it requires the disclosure of significant estimates affecting the financial statements and sensitivity to certain concentrations of business transactions, revenue and supply resources and areas of operation.

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

c. Extraordinary Items

Under Brazilian GAAP, extraordinary items may be disclosed separately in the income statement but normally gross of the income tax effect. Under U.S. GAAP extraordinary items (i.e., items of unusual nature and infrequent occurrence) are disclosed separately in the income statement, net of the income tax effect if applicable. Additionally, under U.S. GAAP extraordinary items are defined in a more restricted manner than under Brazilian GAAP.

d. Share Issuance Costs

Under Brazilian GAAP, costs related to public offering of shares are charged to expenses as incurred. Under U.S. GAAP, costs related to public offering of shares are deducted from the proceeds received from such offering, as a charge to capital.

e. Accrued Interest

Under Brazilian GAAP, accrued interest are presented with the principal amounts.

Under U.S. GAAP, accrued interest would be separately recorded, from the principal amount.

f. Notional Interest Charge on Own Capital

Subject to certain limitations, Brazilian GAAP permits companies to distribute or capitalize an amount of interest on shareholders’ equity based on the TJLP. Such amounts are deductible for tax purposes and are presented as a direct reduction of shareholders’ equity.

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

No similar concept exists under U.S. GAAP and such payments would be recorded in the same manner as dividends.

g. Income Taxes

Under Brazilian GAAP, the methods for the recording of income taxes are similar to U.S. GAAP, but their practical application may lead to different results in certain circumstances. The recognition of tax benefits derived from temporary differences and tax losses is an area that requires, under Brazilian GAAP, a reasonable amount judgment. In general, tax benefits are recognized when there is evidence of future realization under a going-concern assumption.

Tax benefit rules prohibit the recognition of tax benefits whenever there has been a tax loss for the last three-year period (including the current year) or available evidence indicates that realization is unlikely.

Under U.S. GAAP, the asset and liability method is used to calculate the income tax provision, as specified in SFAS No. 109, “Accounting for Income Taxes.” Under the asset and liability method, deferred tax assets or liabilities are recognized with a corresponding charge or credit to income (or in certain cases to shareholders’ equity) for differences between the financial and tax basis of assets and liabilities at each year/period end. The deferred tax assets and liabilities are measured using rates enacted by law. Entities operating in highly inflationary environments do not record deferred taxes for differences relating to certain assets and liabilities that are remeasured into U.S. dollars at historical exchange rates, and that result from changes in exchange rates, or indexing to inflation in local currency for tax purposes. Net operating loss carry forwards arising from tax losses are recognized as assets, and valuation allowances are established to the extent it is not more likely than not that such assets will be recovered. There may be differences in timing with respect to the recognition of the effects of changes in tax rates. In addition, under SFAS No. 109, provisional measures, which are temporary differences used by the Government to determine changes in tax rates, are not considered to be enacted law.

In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 are effective on January 1, 2007, with any cumulative effect of the change in accounting principle to be recorded as an adjustment to opening retained earnings.

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

h. Cash and Cash Equivalents

Under Brazilian GAAP, the concept of cash equivalents is less defined than under U.S. GAAP.

Under U.S. GAAP, SFAS No. 95 “Statement of Cash Flows” defines cash equivalents as short-term highly liquid investments that are both:

     (a) readily convertible to known amounts of cash; and

     (b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

     (c) Generally, only investments with original maturities of three months or less qualify under that definition.

i. Profit Sharing

Under Brazilian GAAP expenses related to employees’ and officers’ profit sharing are generally accounted for as a non-operating item in the statement of income, while under US GAAP these expenses are accounted for as operating expenses within operating results.

j. Share-based Compensation

Under Brazilian GAAP, no expense for stock-based compensation, such as stock options and warrants, is usually recognized in the financial statements. The purchase of the stock by employees is recorded as an increase in capital stock for the amount of the purchase price. Footnote disclosure of details of stock-options and other stock based incentives is necessary.

SFAS No. 123R (Accounting for Stock Based Compensation) defines a fair value-based method of accounting for an employee stock option or similar equity instrument and encouraged all entities to adopt that method of accounting for all of their employee stock compensation plans. Under the fair value-based method, compensation cost is measured at the date of the grant based on the value of the award and is recognized over the service period, which is usually the vesting period. For periods beginning after June 15, 2005, U.S. GAAP requires a public entity that is not a small business issuer to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) under the provisions of SFAS No. 123R (which was issued in December 2004 and amends SFAS No. 123).

k. Earnings Per Share

Redecard S.A.

Notes to the financial statements

(In thousands of Reais)

Under Brazilian GAAP, disclosure of earnings per share is computed based on the number of shares outstanding at the end of the year. The number of shares and earnings per share are not restated retroactively for changes in capital structure, such as a stock split or reverse stock split.

Under U.S. GAAP, in accordance with SFAS No. 128, "Earnings per Share," the presentation of earnings per share includes earnings per share from continuing operations and net income per share on the face of the income statement, and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the income statement or in a note to the financial statements. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data is based on the weighted average number of common shares outstanding during the period and all potentially dilutive common shares outstanding during each period presented, respectively.

SFAS No. 128 requires the restatement of shares and earnings per share data if the number of common shares outstanding increases as a result of a share bonus or stock split or decreases as a result of a reverse stock split, such that the computations of basic and diluted earnings per share are adjusted retroactively for all periods presented to reflect that change in capital structure. If per-share computations reflect such changes in the number of shares, SFAS No. 128 requires that fact to be disclosed.

